Form 20-F
period 2012-12-31
Vipshop Holdings Ltd
filed 2013-04-10
CIK 1529192

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-35454

Vipshop Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 20 Huahai Street, Liwan District, Guangzhou 510370 The People’s Republic of China
(Address of principal executive offices)

Donghao Yang Vipshop Holdings Limited No. 20 Huahai Street, Liwan District, Guangzhou 510370 Telephone: +86 (20) 2233-0000 Facsimile: +86 (20) 2233-0111
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American depositary shares, each representing 2 ordinary shares, par value $0.0001 per share	New York Stock Exchange
Ordinary share, par value $0.0001 per share*	New York Stock Exchange

*              Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 101,284,881 ordinary shares, par value US$0.0001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “ADSs” refers to our American depositary shares, each of which represents two ordinary shares;

•                  “we,” “us,” “our company” and “our” refer to Vipshop Holdings Limited, its subsidiaries and consolidated affiliated entities;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•                  an “active customer” for a given period refers to any registered member on vipshop.com who has purchased products from us at least once during such period;

•                  a “repeat customer” for a given period refers to any customer who (i) is an active customer during such period, and (ii) had purchased products from us at least twice during the period from our inception on August 22, 2008 to the end of such period. Orders placed by a repeat customer during a given period include all orders placed by the customer during such period even if the customer made the first purchase from us in the same period;

•                  a “registered member” refers to any consumer who has registered and created an account on our vipshop.com website;

•                  “daily unique visitors” refers to the number of different IP addresses from which a website is visited during a given day;

•                  “monthly unique visitors” refers to the number of different IP addresses from which a website is visited during a given month;

•                  “cumulative customers” refers to all customers who had purchased products from us at least once during the period from our inception on August 22, 2008 to a specified date;

•                  “DCM Entities” refers to, as the context may require, any or all of our shareholding entities affiliated with DCM. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

•                  “Sequoia Entities” refers to, as the context may require, any or all of our shareholding entities affiliated with Sequoia Capital China. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

•                  “Frost & Sullivan” refers to Frost & Sullivan (Beijing) Inc., Shanghai Branch Co., a third-party market research company that we commissioned to provide information on the industry in which we operate;

•                  “shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share;

•                  “Renminbi” or “RMB” refers to the legal currency of China and all references to “$”, “US$”, “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB6.2301 to US$1.00, the noon buying rate for December 31, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 5, 2013, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2005 to US$1.00.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

•            our goals and strategies;

•            our future business development, results of operations and financial condition;

•            the expected growth of the online discount retail market in China;

•            our ability to attract customers and brand partners and further enhance our brand recognition;

•            our expectations regarding demand for and market acceptance of flash sales products and services;

•            competition in our industry;

•            fluctuations in general economic and business conditions in China; and

•            assumptions underlying or related to any of the foregoing.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This annual report also contains certain data and information, which we obtained from various government and private publications, including the Frost & Sullivan Report. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.          KEY INFORMATION

A                       Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of income (loss) data for the three years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our selected consolidated statements of income (loss) data for the period from August 22 to December 31, 2008 and 2009 and our selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	For the period from August 22 to December 31,	For the year ended December 31,
	2008(1)	2009		2010		2011		2012
	US$	US$	%	US$	%	US$	%	US$	%
	(in US$, except percentages and number of shares and per share data)
Summary Consolidated Statements of Income (Loss) Data:
Net revenues	1,087	2,804,830	100.0	32,582,115	100.0	227,142,876	100.0	692,112,964	100.0
Cost of goods sold(2)	(886)	(2,576,191)	(91.8)	(29,374,315)	(90.2)	(183,801,334)	(80.9)	(537,637,860)	(77.7)
Gross profit	201	228,639	8.2	3,207,800	9.8	43,341,542	19.1	154,475,104	22.3
Operating expenses(3):
Fulfillment expenses(4)	(84,641)	(611,333)	(21.8)	(5,809,118)	(17.8)	(45,478,327)	(20.0)	(96,523,444)	(13.9)
Marketing expenses	—	(303,509)	(10.8)	(2,438,066)	(7.5)	(15,253,325)	(6.7)	(32,272,629)	(4.7)
Technology and content expenses	(8,480)	(103,235)	(3.7)	(562,120)	(1.7)	(5,516,361)	(2.4)	(14,644,113)	(2.1)
General and administrative expenses	(226,145)	(650,786)	(23.2)	(2,843,583)	(8.7)	(84,575,539)	(37.3)	(25,541,812)	(3.7)
Total operating expenses	(319,266)	(1,668,863)	(59.5)	(11,652,887)	(35.7)	(150,823,552)	(66.4)	(168,981,998)	(24.4)
Other income	3,596	59,470	2.1	78,675	0.2	564,182	0.2	2,563,321	0.4
Loss from operations	(315,469)	(1,380,754)	(49.2)	(8,366,412)	(25.7)	(106,917,828)	(47.1)	(11,943,573)	(1.7)
Loss before income tax	(315,426)	(1,380,707)	(49.2)	(8,365,848)	(25.7)	(107,271,525)	(47.2)	(8,765,901)	(1.3)
Income tax expenses	—	—	—	—	—	—	—	(706,173)	(0.1)
Net loss	(315,426)	(1,380,707)	(49.2)	(8,365,848)	(25.7)	(107,271,525)	(47.2)	(9,472,074)	(1.4)
Deemed dividend on issuance of Series A Preferred Shares	—	—	—	—	—	(49,214,977)	(21.7)	—	—
Net loss attributable to ordinary shareholders	(315,426)	(1,380,707)	(49.2)	(8,365,848)	(25.7)	(156,486,502)	(68.9)	(9,472,074)	(1.4)
Net loss per share:
—Basic	(0.01)	(0.03)	—	(0.18)	—	(3.38)	—	(0.11)	—
—Diluted	(0.01)	(0.03)	—	(0.18)	—	(3.38)	—	(0.11)	—
Weighted average number of shares used in computing net loss per share:
—Basic	47,775,000	47,775,000		47,775,000		46,255,574		88,849,206
—Diluted	47,775,000	47,775,000		47,775,000		46,255,574		88,849,206
Net loss per ADS(5)
—Basic	(0.01)	(0.06)	—	(0.35)	—	(6.77)	—	(0.21)	—
—Diluted	(0.01)	(0.06)	—	(0.35)	—	(6.77)	—	(0.21)	—

(1)          We commenced operations in August 2008 but only commenced sales of our products on our vipshop.com website in December 2008. We incurred significant operating expenses and generated limited sales in the period from August 22 to December 31, 2008. As a result, percentages for this period are not meaningful for investors to evaluate our results of operations and are not presented in this table.

(2)          Excluding shipping and handling expenses, and including inventory write down which amounted to nil, US$31.7 thousand, US$2.6 million, US$1.7 million and US$12.2 million in the period from August 22 to December 31, 2008, and the years ended December 31, 2009, 2010, 2011 and 2012, respectively.

(3)          Including share-based compensation expenses as set forth below:

	For the period from August 22 to December 31,	For the year ended December 31,
	2008	2009	2010	2011	2012
Allocation of share-based compensation expenses:*
Fulfillment expenses	—	—	—	297,095	292,866
Marketing expenses	—	—	—	184,404	169,100
Technology and content expenses	—	—	—	729,420	897,133
General and administrative expenses	—	—	—	72,716,983	6,237,850
Total	—	—	—	73,927,902	7,596,949

*             The share-based compensation expenses for 2011 included (a) US$63.9 million in share-based compensation expenses in connection with the unvested shares of our co-founders; (b) US$6.2 million in shared-based compensation expenses in connection with a transfer of ordinary shares between our co-founders; and (c) US$3.8 million share-based compensation expenses in connection with share options granted to executive officers and employees. In addition, unrecognized share-based compensation expenses as of December 31, 2011 were US$19.8 million, which were related to the unvested share options granted to our executive officers and employees. The unrecognized share-based compensation expenses were expected to be recognized over a weighted-average period of 3.06 years on a straight-line basis as of December 31, 2011. The share-based compensation expenses for 2012 included US$7.6 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and a consultant. The unrecognized share-based compensation expenses related to share options and non-vested shares were US$14.5 million and US$2.1 million, and were expected to be recognized over a weighted-average period of 2.45 years and 3.62 years on a straight-line basis as of December 31, 2012, respectively. See “Item 5.A. Operating And Financial Review and Prospects—Operating Results—Critical Accounting Policies—Share-Based Compensation” for details.

(4)          Including shipping and handling expenses, which amounted to US$157, US$0.3 million, US$4.3 million, US$29.4 million and US$53.9 million in the period from August 22 to December 31, 2008, and the years ended December 31, 2009, 2010, 2011 and 2012, respectively.

(5)          Each ADS represents two ordinary shares.

	As of December 31,
	2008	2009	2010	2011	2012
	(in US$)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	12,258	287,720	1,111,091	44,954,778	124,472,629
Total current assets	125,574	2,584,046	15,567,836	158,278,041	381,952,106
Total assets	229,720	2,739,835	17,132,690	167,435,320	398,917,120
Total liabilities	399,404	4,289,798	27,244,271	149,146,118	316,334,306
Total shareholders’ (deficit) equity	(169,684)	(1,549,963)	(10,111,581)	18,289,202	82,582,814

B       Capitalization and Indebtedness

Not Applicable.

C       Reasons for the Offer and Use of Proceeds

Not Applicable.

D       Risk Factors

Risks Relating to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in August 2008 and have a limited operating history. We have experienced rapid growth in our business since our inception. As of December 31, 2012, we had attracted 26.8 million registered members and over 4.9 million cumulative customers, and had promoted and sold products for over 5,800 domestic and international brands. Our total net revenues increased from US$32.6 million in 2010 to US$227.1 million in 2011 and to US$692.1 million in 2012. However, our historical growth rate may not be indicative of our future performance. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past. It is also difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the online discount retail market, may be exposed. You should consider our prospects in light of the risks and uncertainties fast-growing companies with a limited operating history may encounter.

If we are unable to manage our rapid growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced a period of rapid growth and expansion that has demanded, and will continue to demand, significant financial and managerial resources. We plan to further increase our sales through enhancing our brand recognition, growing our customer base and increasing customer spending on our website.

We intend to continue investing in our logistics network and warehousing capacity to support our long-term growth. To further improve our nationwide fulfillment capabilities, we plan to add more logistics centers and warehouses in strategic locations in China. However, we do not have experience in operating our own logistics centers. As a result, we cannot assure you that we will be able to execute our expansion plan as expected. In addition, our expansion also requires us to continue to effectively manage our relationships with brand partners and with third-party delivery companies to ensure efficient and timely delivery of our products. To continue our business growth, we will also need to allocate significant managerial and financial resources in retaining, training, managing and motivating our workforce.

We also seek to broaden our product offerings, which will require us to introduce new product categories and work with different groups of brand partners to address the needs of different kinds of consumers. We have limited or no experience in some of our newer product offerings, such as online sales of leisure travel packages and other lifestyle products, and our expansion into these new product categories may not achieve broad customer acceptance. These offerings may present new and difficult technology or operational challenges, and we may be subject to claims if customers of these offerings experience service disruptions or failure or other quality issues. In addition, our profitability, if any, in our newer product categories may be lower than in our older categories, which may adversely affect our overall profitability and results of operations. Furthermore, there is no assurance that we will be able to recoup our investments in introducing these new product categories.

All of these endeavors involve risks. We can provide no assurance that we will successfully execute these expansion plans and strategies. We may fail to acquire financial or managerial resources needed for our business growth in a timely and cost-efficient manner, or at all. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and prospects.

If we are unable to offer branded products at attractive prices to meet customer needs and preferences, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences have historically affected, and will continue to affect, the online retail industry. Consequently, we must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers. As we implement our strategy to offer a personalized web-interface focusing on deep curation and targeted offerings desired by our customers, we expect to face additional challenges in the selection of products and services. Our ability to offer individually-tailored merchandise is dependent on our IT systems, including our business intelligence system, to collect and provide accurate and reliable information on consumer interests. In addition, most of our customers are urban and educated consumers who choose to purchase branded products on our website due to the deep price discounts that we offer. If our customers cannot find desired products within our product portfolio at attractive prices, they may lose interest in our website and thus may visit our website less frequently or even stop visiting our website altogether, which in turn, may materially and adversely affect our business, financial condition and results of operations.

Our business and results of operations may be materially and adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, financial condition and results of operations.

Any harm to our vipshop.com brand or failure to maintain our reputation may materially and adversely affect our business and growth prospects.

We believe that the recognition and reputation of our vipshop.com brand among our customers and brand partners have significantly contributed to the growth of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand and reputation if not properly managed. These factors include our ability to:

•    provide satisfactory user experience as consumer preferences evolve and as we expand into new product categories;

•    increase brand awareness among existing and potential customers through various marketing and promotional activities;

•    maintain the popularity, attractiveness and quality of the products we offer;

•    maintain the efficiency, reliability and quality of our fulfillment services; and

•    preserve our reputation and goodwill in the event of any negative media publicity on internet security or product quality or authenticity issues affecting us or other online retail businesses in China.

A public perception that non-authentic or counterfeit goods are sold on our website, even if factually incorrect, could damage our reputation, reduce our ability to attract new customers or retain our current customers, and diminish the value of our brand. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we fail to manage our relationships with, or otherwise fail to procure products at favorable terms from, our existing brand partners, or if we fail to attract new brand partners, our business and growth prospects may suffer.

We source our products from both domestic and international brand partners. In 2010, 2011 and 2012, we worked with 411, 1,075 and 2,759 brand partners, respectively. We depend significantly on our ability to source products from brand partners at favorable pricing terms, typically at a substantial discount to the original sales price. However, our agreements do not ensure the long-term availability of merchandise or the continuation of particular pricing practices. Our contracts with our brand suppliers typically do not restrict the brand partners from selling products to other buyers. We cannot assure you that our current brand partners will continue to sell products to us on commercially acceptable terms, or at all. In the event that we are not able to purchase merchandise at favorable pricing terms, our revenues, profit margin and earnings may be materially and adversely affected. Our brand partners primarily include brand owners, and to a lesser extent, brand distributors and resellers. In the event any brand distributor or reseller does not have authority from the relevant brand owner to sell certain products to us, such brand distributor or reseller may cease selling such products to us at any time, which may adversely affect our business and revenues. In addition, if our brand partners cease to provide us with favorable payment terms or return policies, our requirements for working capital may increase, resulting in a negative effect on our cash flows from operating activities, and our operations may be materially and adversely affected. We will also need to establish new brand partner relationships to ensure that we have access to a steady supply of products on favorable commercial terms. Furthermore, our relationships with some brand partners, particularly international brand partners of apparel products in China, may be adversely affected as a result of our sale of branded products that are directly procured from overseas markets. If we are unable to develop and maintain good relationships with brand partners that would allow us to obtain a sufficient amount and variety of quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at prices acceptable to them. Any negative developments in our relationships with brand partners could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our brand and product offerings. If we fail to attract new brand partners to sell their branded products to us due to any reason, our business and growth prospects may be materially and adversely affected.

We primarily use third-party delivery companies to deliver our products, and if they fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We primarily deliver products through third-party delivery companies and are relying more on regional and local couriers which have a smaller scale of operations than nation-wide delivery companies. Currently, we maintain long-term cooperation arrangements with a number of third-party delivery companies to deliver our products to our customers. Interruptions to or failures in these third parties’ delivery services could prevent the timely or proper delivery of our products. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If our third-party delivery companies fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all. As competition intensifies in the future, we expect that we will be required to ensure faster delivery times, which could place increasing pressure on our delivery network. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the couriers we engage to make deliveries, especially those local couriers with relatively small business scales.

We began to establish our own in-house delivery capabilities in Shanghai in 2011, and we may face additional challenges in managing our relationship with third-party delivery companies as a result of establishing our in-house delivery operations.

If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer. Although we typically require the delivery companies, especially the local couriers, to make cash deposits or guarantee payments securing their due performance of duties as part of our engagement with them, such security may not be sufficient to recover the losses that we sustain as a result of their failure to perform.

If we do not compete effectively against existing or new competitors, we may lose market share and customers.

The online discount retail market is rapidly evolving and competitive. Our primary competitors include major B2C e-commerce companies in China that sell a broad range of products and services online, such as Tmall, 360Buy and Dangdang, and other online discount retail companies in China. We compete with others based on a number of factors, including:

•    ability to identify products in demand among consumers and source these products on favorable terms from brand suppliers;

•    pricing;

•    breadth and quality of product offerings;

•    website features;

•    customer service and fulfillment capabilities; and

•    reputation among consumers and brands.

Some of our current and potential competitors may have significantly greater resources, longer operating histories, larger customer bases and greater brand recognition. As the online discount retail market in China is expected to grow rapidly, many new competitors and some existing B2C e-commerce companies may enter into this market. In addition, other online retailers may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from brand partners, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website and systems development than us. In addition, new and enhanced technologies may increase the competition in the online retail industry. Increased competition may negatively affect our business development, online retail and brand recognition, which may in turn affect our market share and operating margins. We can provide no assurance that we will be able to compete effectively against our competitors, and competitive pressure may have a material adverse effect on our business, prospects, financial condition and results of operations.

We have a history of net losses and may continue to incur net losses in the future. Before 2011, we had also experienced negative cash flow from operating activities.

We have incurred net losses since our inception in August 2008. Our net losses amounted to US$8.4 million, US$107.3 million and US$9.5 million in the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, we had accumulated losses of US$176.0 million. In addition, net cash used in our operating activities amounted to US$6.6 million in 2010, before we generated net cash from operating activities of US$1.3 million and US$111.6 million in 2011 and 2012, respectively. Although we achieved net profit for the first time in the fourth quarter of 2012, we cannot assure you that we can continue to generate net profits or maintain positive cash flow from operating activities in the future. Our ability to be profitable depends on our ability to grow our business and increase our net revenues and our ability to control our costs and operating expenses. Although we have experienced significant revenue growth since our inception, such growth may not be sustainable and we may continue to incur net losses in future periods or fail to maintain positive cash flow from operating activities. We have incurred in the past and expect to continue to incur in future periods share-based compensation expenses and we expect our costs and other operating expenses to continue to increase as we expand our business, either of which will reduce our net income and may result in future losses. If our costs and operating expenses continue to increase without a commensurate increase in our revenue, our business, financial condition and results of operations will be negatively affected, and we may need additional capital to fund our continued operations.

We may suffer losses if we are unable to effectively manage our inventory.

Due to the nature of the flash sales business, we need to manage a large volume of inventory turnover. We depend on our forecasts of demand and popularity for various kinds of products to make decisions regarding product purchases. Our customers may not order products at levels expected by us. In addition, any unfavorable market or industry conditions or change in consumer trends and preferences may limit our ability to accurately forecast the inventory levels to meet customer demand. We generally have the right to return unsold items for most of our products to our brand partners. In order to secure more favorable commercial terms, we may need to continue to enter into supply arrangements without unconditional return clauses or with more restrictive return policies.

We recorded US$2.6 million, US$1.7 million and US$12.2 million in inventory write-downs in the years ended December 31, 2010, 2011 and 2012, respectively. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. In addition, in October 2010, when we were in the process of implementing our new IT systems, improving our inventory count procedures and relocating our warehouse, some of our inventory stock items were not properly recorded in the inventory ledger, resulting in discrepancies between the inventory ledger and our actual inventory stock. We recorded write-downs of such discrepancies.

If we fail to manage our inventory effectively in the future, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values and write-downs, which could have a material adverse effect upon our business, financial condition and results of operations. In addition, if we are unable to sell products or if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our brand partners in order to secure the right to return products to our brand partners, our profit margins might be negatively affected. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. If we do not accurately predict product demand, our business, financial condition and results of operations may be materially and adversely affected.

If we are subject to higher product return rates, our business, financial condition and results of operations may be materially and adversely affected.

Purchases of apparel, fashion accessories and other items over the internet may be subject to higher return rates than merchandise sold at physical stores. We have established a seven-day product return policy in order to accommodate our customers and to overcome any hesitance that they may have in shopping on our website. Our product return rates increased from 2010 to 2011 but decreased from 2011 to 2012. If we are unable to continue to reduce our product return rates, or if our product return rates increase or are higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rates for such products increase significantly, we may experience an increase in our inventory balance, inventory impairment and fulfillment cost, which may materially and adversely affect our working capital. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We rely on online retail of apparel products for a significant portion of our net revenues.

Historically, online retail sales of apparel products accounted for a significant portion of our total net revenues. We expect that sales of these products will continue to grow and represent a significant portion of our total net revenues in the near future. We have increased our offerings to include other product categories, including fashion items, cosmetics and home goods, as well as leisure travel packages and other lifestyle products, and expect to continue to expand our product offerings to gradually diversify our revenue sources in the future. However, the sales of these new products and services may not increase to a level that would reduce our dependence on our current line of products and services. Any failure in maintaining or increasing the number of our online retail customers or our sales volumes could result in our inability to retain or capture a sufficient share of the new markets that we are targeting. Any event that results in a reduction in our sales of apparel products could materially and adversely affect our ability to maintain or increase our current level of revenue, our profitability and business prospects.

We plan to expand our logistics network. If we are not able to manage such expansion successfully, our growth potential, results of operations and business could be materially and adversely affected.

Our logistics network, currently consisting of regional logistics centers located in Guangdong Province in Southern China, Jiangsu Province in Eastern China, Sichuan Province in Western China and Beijing in Northern China, is essential to our business growth. We intend to use a portion of the proceeds from the follow-on public offering that we completed in March 2013 to expand our logistics network to accommodate increasing volumes of customer orders, enhance customer services, provide better coverage across China, invest in IT system and mobile channel, and other general purposes. As part of our expansion plan, we expect to add more logistics centers in the future. In 2011, we started to provide our own delivery service in Shanghai and may expand our in-house delivery service coverage to other areas. However, we do not have experience in operating our own logistics centers and delivery operations. As a result, we cannot assure you that our plans to operate our own logistics centers and delivery operations will be successful. The expansion of our logistics network will put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plan. Nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plan. If we are unable to secure new facilities for the expansion of our logistics operations, or to effectively control expansion-related expenses, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Uncertainties regarding the growth and sustained profitability of the online retail market in China, in particular, the development of the online flash sales business model, could adversely affect our business, prospects, financial condition and results of operations.

All of our net revenue is generated through an online retail business model, and in particular, an online flash sales business model. While online retail businesses have existed in China since the 1990s, only recently have a limited number of these companies become profitable. The flash sales business model originated in Europe in 2001 and then spread to the U.S. The business model was not introduced to China until recently. The long term viability and prospects of the online retail industry, particularly companies utilizing an online flash sales business model, and B2C e-commerce business generally in China, remain untested and subject to significant uncertainty. Our business, financial condition and results of operations will depend on numerous factors affecting the development of the online flash sales business and, more broadly, the online retail and e-commerce businesses in China, which may be beyond our control. These factors include the general economic conditions in China, the growth of internet usage, the confidence in and level of e-commerce and online spending, the emergence of alternative retail channels or business models, the success of marketing and brand building efforts by e-commerce and flash sales companies, and the development of payment, logistics, after-sale and other services associated with e-commerce and flash sales.

The proper functioning of our IT systems is essential to our business. Any failure to maintain the satisfactory performance, security and integrity of our website and systems will materially and adversely affect our business, reputation, financial condition and results of operations.

Our IT systems mainly include technology infrastructure supporting our vipshop.com user-interface website, as well as our customer service, enterprise resource planning, warehouse and logistics management, product information management, business intelligence and administration management systems. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain customers and our ability to maintain a satisfactory customer experience and level of customer service.

Our servers may be vulnerable to computer viruses, user traffic boom that exceeds the capacity of our servers, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We have experienced one instance of system failure in January 2013 caused by unexpectedly large user traffic during a discount campaign, which was subsequently resolved.

Additionally, we expect to use a portion of the proceeds of the follow-on public offering that we completed in March 2013 to continue to upgrade and improve our IT systems to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrade and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future IT systems do not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn, could materially and adversely affect our business, financial condition and results of operations.

If we fail to successfully adopt new technologies or adapt our website and systems to changing customer requirements or emerging industry standards, our business, financial condition and results of operations may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website. The online retail industry is characterized by rapid technological evolution, changes in end user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of website and other proprietary technology entails significant technical and business risks. We can provide no assurance that we will be able to use new technologies effectively or adapt our website, proprietary technologies and transaction-processing systems to meet customer requirements or emerging industry standards. If we are unable to accurately project the need for such system expansion or upgrade or to adapt our systems in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our wide variety of accepted payment methods subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including cash on delivery, bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms, such as alipay.com and tenpay.com. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. We also rely on third parties to provide payment processing services. For example, we use third-party delivery companies for our cash on delivery payment options. If these companies become unwilling or unable to provide these services to us, or if their services quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

The security of operations of, and fees charged by, third-party online payment platforms may have material and adverse effects on our business.

Currently, we accept payments through third-party online payment platforms, such as alipay.com and tenpay.com. In 2012, 38.0% of our total net revenues were collected through online payment systems. We expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. In all these online payment transactions, secured transmission of confidential information such as customers’ credit card numbers and personal information over public networks is essential to maintain consumer confidence.

We do not have control over the security measures of our third party online payment vendors, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users concerned about the security of their online financial transactions may become reluctant to purchase on our website even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose customers and customers may be discouraged from purchasing on our website, which may have an adverse effect on our business.

In addition, there are currently only a limited number of third party online payment systems in China, such as alipay.com and tenpay.com. If any of these major payment systems decides to significantly increase the percentage fee they charge us for using their payment systems, our results of operations may be materially and adversely affected.

Our growth and profitability depend on the level of consumer confidence and spending in China.

Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. The retail industry, including the online retail sector in general and the flash sales business in particular, is highly sensitive to general economic changes. Online purchases tend to decline significantly during recessionary periods and substantially all of our net revenue is derived from online retail sales in China. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other governmental policies can adversely affect consumer confidence and spending. The domestic and international political environments, including military conflicts and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our business, financial condition and results of operations.

We may incur liability for counterfeit or unauthorized products sold or information posted on our website.

We have been and may continue to be subject to allegations that some of the items sold on our website are counterfeited or without authorization from the relevant brand owner. In 2010, 2011 and 2012, we worked with 411, 1,075 and 2,759 brand partners, respectively. We can provide no assurance that measures we have adopted in the course of sourcing such products to ensure their authenticity or authorization and to minimize potential liability of infringing third parties’ rights will be effective. Any inadvertent sales of counterfeit, non-authentic or unauthorized items, or public perception of such incidents, could harm our reputation, impair our ability to attract and retain customers and cause us to incur additional costs to respond to any incident of this nature. In the event that counterfeit products, unauthorized products or products, images, logos or any other information on our website that otherwise infringes third parties’ rights are sold or posted on our website, we could also face infringement claims. We have occasionally received claim letters alleging our infringement of third-party rights. Although we have not suffered any material adverse impact due to these claims, we cannot assure you that in the future, we will not be required to allocate significant resources and incur material expenses regarding such claims. We could be required to pay substantial damages or to refrain from the sale of relevant products in the event that a claimant prevails in any proceedings against us. Forms of potential liabilities under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation and administrative penalties. Moreover, our reputation could be negatively affected due to the negative publicity of any infringement claim against us. Any third-party claims may have a material adverse effect on our business, prospects, financial condition and results of operations.

Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to e-commerce and communications is the secure transmission of confidential information over public networks. Currently, all product orders and, in some cases, payments for products we offer, are made through our website and systems. In such transactions, maintaining security for the transmission of confidential or private information on our website and systems, such as customers’ personal information, payment related information and transaction information, is essential to maintain consumer confidence in our website and systems.

We have adopted rigorous security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits on our website. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases at our website. Furthermore, our third-party delivery companies may also violate their confidentiality obligations and disclose or use information about our customers illegally. Although we do not believe that we will be held responsible for any such illegal activities, any negative publicity on our website’s safety or privacy protection mechanism and policy could have a material adverse effect on our public image and reputation. We cannot assure you that similar events out of our control will not occur in the future, which could negatively affect our brand and reputation.

In addition, the methods used by hackers and others engaged in illegal online activities are increasingly sophisticated and constantly evolving. Significant capital, managerial and other resources may be required to ensure and enhance information security or to address the issues caused by such security failure. Any perception by the public that e-commerce and transactions, or the privacy of user information, are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online retail and other online services generally, which may also in turn reduce the number of orders we receive and materially and adversely affect our business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners and others, to protect our proprietary rights. As of December 31, 2012, we own 12 registered trademarks, copyrights to 17 software products developed by us relating to various aspects of our operations, and 34 registered domain names, including vipshop.com, vipshop.com.cn, vipshop.cn and vipshop.net. See “Item 4.B. Information on the Company—Business Overview—Intellectual Property.”

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreements and license agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Future strategic alliances or acquisitions may have a material adverse effect on our business, financial condition and results of operations.

We may pursue selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our brand to new customers and brands, expand our product offerings and improve our technology infrastructure. We may also pursue strategic initiatives with brands and platforms in international markets.

Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

In addition, although we have no current acquisition plans, we may consider entering into strategic acquisition of other companies, businesses, assets or technologies that are complementary to our business and operations as part of our growth strategy. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. The costs of identifying and consummating acquisitions may be significant. We may also incur significant expenses in obtaining approvals from shareholders and relevant government authorities in China and elsewhere in the world. Our failure to consummate acquisitions could also require us to pay certain pre-negotiated fees and expenses. Acquired businesses or assets may not generate expected financial results and may incur losses. In addition, acquisitions could also require the use of substantial amounts of cash, issuances of equity or debt securities, incurrence of significant goodwill and related impairment charges, amortization expenses for intangible assets and exposure to potential unknown liabilities of the acquired businesses or assets. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Any interruption in the operation of our logistics centers or data centers for an extended period may have an adverse impact on our business.

Our ability to process and fulfill orders accurately and provide high quality customer service depends on the efficient and uninterrupted operation of our four regional logistics centers and our self-owned servers located in data centers operated by major PRC internet datacenter providers. Our regional logistics centers and data centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins, earthquake, human error and other events. We have developed a disaster tolerant system which includes real-time data mirroring, daily off-line data back-up and redundancy and load balancing. However, we do not carry business interruption insurance. The occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to product liability claims if people or properties are harmed by the products we sell.

We sell products manufactured by third parties, some of which may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. We do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

We have limited insurance coverage which could expose us to significant costs and business disruption.

Risks associated with our business and operations include, but are not limited to, damage to properties due to fire, explosions and other accidents, business interruption due to power shortages or network failure, product liability claims, transportation damages, losses of key personnel and risks posed by natural disasters including storms, floods and earthquakes, any of which may result in significant costs or business disruption. We have maintained insurance coverage we consider necessary and sufficient for our business, and customary for the industry in which we operate, including all risk property insurance covering our equipment, facilities, inventories and other properties. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss to be sustained or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our business depends on the continuing efforts of our management. If we lose their services, our business may be severely disrupted.

Our business operations depend on the continuing efforts of our management, particularly the executive officers named in this annual report. If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements we have entered into with our management team, in particular in China, where all these individuals reside. As a result, our business may be negatively affected due to the loss of one or more members of our management.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

We intend to hire and retain additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly management, technical, marketing and other operational personnel with expertise in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. Since our industry is characterized by high demand and intense competition for talent, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease various properties for offices, logistics centers, data centers and customer service centers. We may not be able to successfully extend or renew such leases and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and such failure in relocating our affected operations could affect our business and operations.

Our use of leased properties could be challenged by third parties, which may cause interruptions to our business operations.

Some of our lessors do not have proper ownership certificates for the properties we lease, or have other restrictions on their ownership of the properties. In particular, our office in Guangzhou is located on land allocated by local government, and the lessor has not obtained the relevant governmental approvals for leasing these premises. Some of our leased properties were mortgaged by the owners to third parties before we entered into lease agreements with them, and if such owners fail to perform their obligations secured by such properties and the mortgage is enforced by the third parties, we may be unable to continue to lease such properties and may be forced to relocate. In addition, most of our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by the PRC law. According to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities or any third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged by the governmental authorities or third parties alleging ownership of such properties. In the event that our use of properties is successfully challenged, we may be forced to relocate the affected operations. We can provide no assurance that will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the control deficiencies in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering in March 2012, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. During the audits of our consolidated financial statements as of December 31, 2009, 2010 and 2011, and for the period from August 22 to December 31, 2008 and the years ended December 31, 2009, 2010 and 2011 in connection with the initial public offering of our ADSs in March 2012, we identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The material weakness identified related to the lack of comprehensive U.S. GAAP accounting policies, financial reporting and internal control procedures. In particular, we did not have a comprehensive accounting policies manual and financial reporting and closing procedure manual for our finance department, and we did not have sufficient personnel to build and maintain formalized accounting policies and financial policies and financial reporting procedures in accordance with U.S. GAAP. See also “Item 5.A. Operating and Finacial Review and Prospects—Operating Results—Internal Control Over Financial Reporting.”

During 2012, we identified one “significant deficiency” in our internal control over financial reporting as defined in the standards established by PCAOB, and other control deficiencies. The significant deficiency relates to the deficient calculation mechanism of our e-Wallet system. We plan to implement a number of measures to address these control deficiencies that have been identified. See “Item 5.A. Operating and Finacial Review and Prospects—Operating Results—Internal Control Over Financial Reporting.” However, we cannot assure you that these and other remedial measures will remediate these control deficiencies.

We are now subject to the Sarbanes-Oxley Act of 2002 as a public company in the United States. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2013. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

As an “emerging growth company,” we will not be required to have auditor attestation of the effectiveness of our internal controls.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company, which may be for as long as five years following our initial public offering in March 2012. As a result of our current status as an emerging growth company, our investors may not have access to certain information that they may deem important.

The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and online retail industry in China. Although the economy in China has grown significantly in the past decades, any severe or prolonged slowdown in the global and/or Chinese economy could reduce our customers’ expenditures for our products, which in turn may adversely affect our results of operations and financial condition. The growth rate of China’s GDP decreased in 2012, and it is uncertain whether this economic slowdown will continue into 2013 and beyond. The online retail industry is particularly sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in China’s economy may lead to a reduced level of online purchasing activities, which could materially and adversely affect our business, financial condition and results of operations.

Moreover, a slowdown in the global or China’s economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the credit markets. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our results of operations are subject to quarterly fluctuations due to a number of factors that could adversely affect our business and the trading price of our ADSs.

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. Due to the foregoing factors, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting an internet content distribution business. The Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain business operating licenses for internet content provision, or ICP, to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

We are a Cayman Islands company and our PRC subsidiary, Vipshop (China) Co., Ltd., or Vipshop China, is considered a wholly foreign owned enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between (a) Vipshop China, (b) Guangzhou Vipshop Information Technology Co., Ltd., or Vipshop Information, our consolidated affiliated entity, and (c) shareholders of Vipshop Information. Vipshop Information holds the licenses and permits that are essential to the operation of our business. For a detailed description of these licenses and permits, see “Item 4.B. Information on the Company—Business Overview—Regulation.” Vipshop Information is a PRC limited liability company owned by our co-founders and directors, all of whom are PRC citizens. As a result of these contractual arrangements, we exert control over Vipshop Information and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entity, each as described in this annual report, are in compliance with existing PRC laws, rules and regulations, and the contractual arrangements between Vipshop China, our consolidated affiliated entity and its shareholders, each as described in this annual report, are not in violation of any existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to or otherwise different from that of our PRC counsel.

In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or CSRC, had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide. If our ownership structure, contractual arrangements and businesses of our company, Vipshop China or our consolidated affiliated entity are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities, including CSRC, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Vipshop China or our consolidated affiliated entity, revoking the business licenses or operating licenses of Vipshop China or our consolidated affiliated entity, shutting down our servers or blocking our website, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our inititial and follow-on public offerings to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

We rely on contractual arrangements with our consolidated affiliated entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If our consolidated affiliated entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our consolidated affiliated entity, Vipshop Information, in which we have no ownership interest, to partly conduct our operations. These contractual arrangements, governed by PRC law, are intended to provide us with effective control over our consolidated affiliated entity and allow us to obtain economic benefits from it. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated affiliated entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. If we hold controlling equity interest in our consolidated affiliated entity, we would be able to exercise our shareholder rights to effect changes to its board of directors, which in turn could implement changes at the management and operational level of the consolidated affiliated entity. However, under the current contractual arrangements, if our consolidated affiliated entity or its shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies, including arbitration and litigation, under PRC law, which may not be sufficient or effective. In particular, the contractual arrangements provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission South China Sub-Commission for arbitration, the ruling of which will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entity. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation, and we may not be able to consolidate the financial results of Vipshop Information into our consolidated financial statements in accordance with U.S. GAAP. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our consolidated affiliated entity have potential conflicts of interest with us, which may adversely affect our business.

Each shareholder of our consolidated affiliated entity is a shareholder and director of our company. Equity interest held by each of these shareholders in our company is less than its interest in our consolidated affiliated entity as a result of our introduction of DCM Entities, Sequoia Entities, and public investors as shareholders of our company. In addition, such shareholders’ equity interest in our company will be further diluted as a result of any future offering of equity securities. As a result, conflicts of interest may arise as a result of such dual shareholding and governance structure.

Each of these shareholders is also a director of our company, and has a duty of care and loyalty to our company and to our shareholders as a whole under Cayman Islands law. Under the contractual arrangements with our consolidated affiliated entity and its shareholders, (a) we may replace any such individual as a shareholder of our consolidated affiliated entity at our discretion, and (b) each of these individuals has executed a power of attorney to appoint Vipshop China or its designated third party to vote on their behalf and exercise shareholder rights of our consolidated affiliated entity. However, we cannot assure you that these individuals will act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will be resolved in our favor. These individuals may breach or cause our consolidated affiliated entity to breach the existing contractual arrangements. If we cannot resolve any conflicts of interest or disputes between us and any of these individuals, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by our consolidated affiliated entity that are important to the operation of our business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our consolidated affiliated entity, such entity holds certain assets that are important to the operation of our business. If our consolidated affiliated entity goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated affiliated entity undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with our consolidated affiliated entity may result in adverse tax consequences to us.

We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Vipshop China and our consolidated affiliated entity were not entered into on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our consolidated affiliated entity adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated entity’s tax expenses without reducing our tax expenses, which could subject our consolidated affiliated entity to late payment fees and other penalties for underpayment of taxes. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with our consolidated affiliated entity may result in adverse tax consequences to us.

If our consolidated affiliated entity fails to obtain and maintain the requisite assets, licenses and approvals required under PRC law, our business, financial condition and results of operations may be materially and adversely affected.

Foreign investment and the internet industry in China are highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. See “Item 4.B. Information on the Company—Business Overview—Regulation.” Our PRC subsidiaries and consolidated affiliated entity are required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, our PRC subsidiaries and our consolidated affiliated entity may be required to obtain additional licenses. If we fail to obtain or maintain any of the required, assets, licenses or approvals, our continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net revenue, fines and the discontinuation or restriction of our operations. Any such disruption in the business operations of our consolidated affiliated entity will materially and adversely affect our business, financial condition and results of operations. For instance, we have recently started a pilot program to provide our own delivery service in Shanghai. We do not currently charge additional fees for such service. Under PRC law, we are required to obtain a road transportation permit and an express delivery service permit from relevant governmental authorities to provide delivery service. As of the date of this annual report, we have not obtained all the relevant permits. As a result, we may be subject to penalties, such as fines and ban on providing such service in the future.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through Vipshop China, our PRC subsidiary, and Vipshop Information, our consolidated affiliated entity in China. Our operations in China are governed by PRC laws and regulations. Vipshop China is a foreign invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet-related business include, but are not limited to, the following:

•    We only have contractual control over our website. We do not directly own our website through our subsidiaries due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including ICP services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•    There are uncertainties relating to the regulation of the internet- related business in China, including evolving licensing practices. This means that some of our permits, licenses or operations may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.

•    New laws and regulations may be promulgated that will regulate internet activities, including online retail businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet-related business.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

Our auditor is not inspected fully by PCAOB and, as such, you are deprived of the benefits of such inspection and we may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China

As an auditor of companies that are publicly traded in the United States and a firm registered with PCAOB, Deloitte Touche Tohmatsu is required by the laws in the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and the professional standards of PCAOB. However, because we have substantial operations within the People’s Republic of China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor is not currently inspected fully by PCAOB.

Inspections of other auditors conducted by PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, shareholders may be deprived of the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and elsewhere in the world. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since then, Renminbi started to appreciate against U.S. dollar and reached one of its historical high point in July 2008. Thereafter, the Renminbi was traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high point. In June 2010, the PRC government announced that its plan to increase the flexibility of Renminbi exchange rate. Since that time, the Renminbi has gradually appreciated against the U.S. dollar, though there have been brief periods when the U.S. dollar appreciated against the Renminbi. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

All of our net revenues and most of our expenses are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would reduce the amount of Renminbi we would receive if we need to convert U.S. dollars into Renminbi. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We did not enter into any hedging transactions to hedge our exposure to the risks relating to fluctuations in exchange rates. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of Vipshop China in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain the SAFE’s approval to use cash generated from the operations of our PRC subsidiaries and consolidated affiliated entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

We principally rely on dividends and other distributions on equity paid by Vipshop China in China to fund our cash and financing requirements, and any limitation on the ability of Vipshop China to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from Vipshop China in China for our cash requirements, including for the service of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings which are mainly derived from the payments for products and services from our consolidated affiliated entity. Current PRC regulations permit our PRC subsidiaries to pay dividends to Vipshop HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. As of December 31, 2012, we had, on a consolidated basis, accumulated losses of US$176.0 million, representing losses incurred in Vipshop China, our consolidated affiliated entity and certain subsidiaries. As a result, such entities in China are not able to distribute dividends to us until their accumulated losses have been made up. Furthermore, if Vipshop China in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to Vipshop HK could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our equity offerings to make loans or additional capital contributions to Vipshop China in China.

Any funds we transfer to Vipshop China, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to Vipshop China are subject to the approval of the PRC Ministry of Commerce or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by Vipshop China is required to be registered with the SAFE or its local branches, and (b) Vipshop China may not procure loans which exceed the difference between its registered capital and its total investment amount as approved by the PRC Ministry of Commerce or its local branches. Any medium or long term loan to be provided by us to our consolidated affiliated entity must be approved by the National Development and Reform Commission and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by a foreign invested enterprise of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capital in foreign currency of a foreign invested enterprise may only be used for purposes within the business scope approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within the PRC unless otherwise permitted by the PRC law. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of a foreign invested enterprise. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our public offerings of equity securities within the business scope of Vipshop China. SAFE Circular 142 may significantly limit our ability to transfer the net proceeds from the public offerings of equity securities to Vipshop China or invest in or acquire any other companies in the PRC. Furthermore, the SAFE promulgated a circular on November 9, 2010, or SAFE Circular 59, which tightens the regulation over settlement of net proceeds from offshore offerings. In particular, it is specifically required that any net proceed settled from offshore offerings shall be applied in the manner described in the offering documents. The SAFE also promulgated SAFE Circular 45 in November 2011, which, among other things, restrict a foreign-invested enterprise from using Renminbi funds converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 142, SAFE Circular 59 and SAFE Circular 45 may significantly limit our ability to convert, transfer and use the net proceeds from the follow-on public offering and any offering of additional equity securities in China, which may adversely affect our business, financial condition and results of operations.

The M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, were triggered. In addition, PRC national security review rules which became effective on September 1, 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005 and its implementation rules. These regulations require PRC residents and PRC corporate entities to register with local branches of the SAFE in connection with their direct or indirect offshore investment activities. These regulations are applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. Under these foreign exchange regulations, PRC residents who make, or have prior to the implementation of these foreign exchange regulations made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of the SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of the SAFE. If any PRC shareholder fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China.

All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch as required by Circular 75. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China, or the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the SAFE in March 2007. Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

We and our PRC resident employees who participate in the employee stock incentive plans, which we adopted in March 2011 and March 2012, respectively, have been subject to these regulations since our company became a publicly- listed company in the United States in March 2012. We will assist our PRC option grantees to complete the required registrations and procedures. If we or our PRC option grantees fail to comply with these regulations, we or our PRC option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Stock Incentive Plans.”

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of SAT Circular 698.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our non-resident shareholders who acquired our shares outside of the open market and subsequently sell our shares in our private financing transactions or in the open market if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident shareholders’ investments in us.

It is unclear whether we will be considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC “resident enterprise” status, our global income may be subject to the 25% PRC enterprise income tax, which could have a material adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, which became effective in January 2008, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules of the EIT Law define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise.” On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further, Circular 82 states that certain PRC-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. See “Item 4.B. Information on the Company—Business Overview—Regulation—PRC Enterprise Income Tax Law and Individual Income Tax Law.” Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. In addition to the uncertainty regarding how the new resident enterprise classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income as well as PRC enterprise income tax reporting obligations. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to taxes under PRC tax laws.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See “Item 4.B. Information on the Company—Business Overview—Regulation—PRC Enterprise Income Tax Law and Individual Income Tax Law.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to investors that are non-PRC individual investors and any gain realized on the transfer of ADSs or ordinary shares by investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ADSs by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs may be adversely affected.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must pay severance to an employee where a labor contract is terminated or expires, with certain exceptions. In addition, the government has continued to introduce various new labor-related regulations after the effectiveness of the Labor Contract Law. Among other things, it is required that that annual leave ranging from five to 15 days be made available to employees and that the employee be compensated for any untaken annual leave days in the amount of three times of the employee’s daily salary, subject to certain exceptions. As a result of these new regulations designed to enhance labor protection and increasing labor costs in China, our labor costs are expected to increase. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. We have not made adequate employee benefit payments as required under applicable PRC labor laws. Accruals for the underpaid amounts as recorded were nil, US$89 thousand, US$0.5 million, US$1.6 million and US$2.2 million as of December 31, 2008, 2009, 2010, 2011 and 2012, respectively. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. If we are subject to such penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

An occurrence of a widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected by the effects of Influenza A virus subtype H1N1, or the H1N1 virus, Severe Acute Respiratory Syndrome, or SARS, avian influenza or other epidemics or outbreaks on the economic and business climate. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could significantly impact the online retail industry and cause a temporary closure of the facilities we use for our operations. Such impact or closures would severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our partners were suspected of having the H1N1 virus, SARS or avian influenza, since this could require us or our partners to quarantine some or all of such employees or disinfect the facilities used for our operations and may deter our customers or potential customers from purchasing or accepting our products. In addition, our business, financial condition and results of operations could be adversely affected to the extent that an outbreak harms the global or Chinese economy in general, such as wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power shortage or communication interruptions.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on March 23, 2012, the trading price of our ADSs have ranged from US$4.12 to US$32.48 per ADS, and the last reported trading price on April 9, 2013 was US$29.99 per ADS.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•    actual or anticipated fluctuations in our quarterly results of operations and changes of our expected results;

•    announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital investments;

•    additions to or departures of our senior management personnel;

•    detrimental negative publicity about us, our competitors or our industry;

•    changes in financial estimates by securities research analysts;

•    regulatory developments affecting us, our brand partners or our industry;

•    changes in the economic performance or market valuations of other internet, e-commerce or online retail companies in China;

•    fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•    release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•    sales or perceived potential sales of additional equity securities or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no assurance that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs, ordinary shares or other equity securities in the public market could cause the price of our ADSs to decline.

Sales of our ADSs, ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 110,300,505 ordinary shares outstanding, including 38,969,200 ordinary shares represented by ADSs. All ADSs representing our ordinary shares will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of the 90-day lock-up period in connection with the follow-on public offering in March 2013 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

Certain holders of our ordinary shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to the 90-day lock-up period in connection with the follow-on public offering in March 2013. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attached to ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to ordinary shares represented by the ADSs. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. See “Item 10.B. Additional Information—Memorandum and Articles of Association—Voting Rights.”

We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will as a result not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. Although you may directly exercise your right to vote by withdrawing the ordinary shares underlying your ADSs, you may not be able to do so, on a timely basis or at all, to allow you to vote with respect to any specific matter.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause a registration statement, if filed, to be declared effective. There might not be an exemption from registration under the Securities Act available to us for our rights offering. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and consolidated affiliated entity. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our third amended and restated memorandum and articles of association contain certain provisions that could limit the ability of third parties to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2013, our co-founders and shareholders, Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong, beneficially owned an aggregate of 28.3% of our outstanding shares, and our other pre-IPO investors beneficially owned an aggregate of 42.2% of our outstanding shares.

As a result, our existing shareholders have substantial influence over our business and corporate matters, including without limitation, decisions regarding mergers and consolidations, asset disposals and director elections. They may exercise their shareholder rights in a way that they believe is in their best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if they are opposed by our other shareholders. Our concentrated ownership structure may also discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. For more information regarding our principal shareholders, see “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

Depending upon the value of our ADSs and ordinary shares and the nature of our assets and income over time, we could be classified as a “passive foreign investment company”, or “PFIC,” for United States federal income tax purposes. Although the law in this regard is unclear, we treat Vipshop Information as being owned by us for United States federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we combine this entity’s operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of Vipshop Information for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

Assuming that we are the owner of Vipshop Information for United States federal income tax purposes, and based upon our current income and assets and projections as to the value of our ADSs and ordinary shares as of December 31, 2012, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to become a PFIC, if, among other matters, our market capitalization is less than anticipated or subsequently declines, we may be a PFIC for the current or future taxable years. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in the follow-on public offering that we completed in March 2013. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—Material United States Federal Income Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see “Item 10.E. Additional Information—Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

As a public company, we have incurred significant accounting, legal and other expenses that we did not incur when we were a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, requires significantly heightened corporate governance practices for public companies, including Section 404 relating to internal control over financial reporting. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these and other rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with reasonable certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.          INFORMATION ON THE COMPANY

A                                       History and Development of the Company

Our Company

We are a holding company incorporated in the Cayman Islands and conduct our business through our subsidiaries and consolidated affiliated entity in China. We started our operations in August 2008 when our founders established Vipshop Information in China. In order to facilitate foreign investment in our company, our founders incorporated Vipshop Holdings Limited, an offshore holding company in Cayman Islands, in August 2010. In October 2010, Vipshop Holdings established Vipshop HK, a wholly owned subsidiary, in Hong Kong. Subsequently, Vipshop HK established a wholly owned PRC subsidiary, Vipshop China, in January 2011.

During 2011 and 2012, Vipshop China newly established five wholly owned PRC subsidiaries to support our regional business expansion, namely, Vipshop Kunshan, Vipshop Jianyang, Vipshop Beijing, Vipshop Tianjin and Pinwei Software.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Vipshop China, is a wholly foreign owned enterprise. As a wholly foreign owned enterprise, Vipshop China is restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, we conduct our operations partly through Vipshop Information, our consolidated affiliated entity in China. Vipshop Information operates our website and holds the licenses necessary to conduct our internet-related operations in China.

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure as of December 31, 2012.

On March 23, 2012, our ADSs began trading on the New York Stock Exchange under the ticker symbol “VIPS.” We issued and sold a total of 11,176,470 ADSs, representing 22,352,940 ordinary shares, at an initial offering price of $6.50 per ADS.

On March 19, 2013, we completed a follow-on public offering of 7,200,000 ADSs by our company and certain of our selling shareholders, representing 14,400,000 ordinary shares, at a public offering price of US$24.00 per ADS. Concurrently, the underwriters exercised in full the option to purchase an aggregate of 1,080,000 additional ADSs from certain selling shareholders at the public offering price of the follow-on offering.

Our principal executive offices are located at No. 20 Huahai Street, Liwan District, Guangzhou 510370 the People’s Republic of China. Our telephone number at this address is +86 (20) 2233-0000. Our registered office in the Cayman Islands is located at the office of International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1106, Cayman Islands. We also have three branches in Beijing, Shanghai and Shenzhen, China. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B                                       Business Overview

Overview

We are China’s leading online discount retailer for brands as measured by total revenues in 2011, the number of registered members as of December 31, 2012 and the number of monthly unique visitors in December 2012, according to the Frost & Sullivan Report. We offer high-quality branded products to consumers in China through flash sales on our vipshop.com website. Flash sales represents a new online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time. Since our inception in August 2008, we have attracted a large and growing number of consumers and popular brands. We had 26.8 million registered members and over 4.9 million cumulative customers and promoted and sold products for over 5,800 popular domestic and international brands as of December 31, 2012.

Our business model provides a unique online shopping experience for our customers. We offer new sales events daily with a curated selection of popular branded products at deeply discounted prices in limited quantities during limited time periods, creating the element of “thrill and excitement” associated with our unique customer shopping experience. Our strong merchandizing expertise enables us to select the brand composition and product mix of our daily sales events that appeal to our customers, which mostly consist of urban and educated individuals in China who are seeking lifestyle enhancements. We have built a highly engaged and loyal customer base that contributes to our sales growth, while also enabling us to attract new customers primarily through word-of-mouth referrals. A majority of our customers have purchased products from us more than once. Our total number of repeat customers was 0.2 million, 0.9 million and 2.6 million in 2010, 2011 and 2012, respectively, representing 56.2%, 60.6% and 63.9%, respectively, of the total number of our active customers during the same periods. Orders placed by our repeat customers accounted for 86.7%, 91.9% and 93.2% of our total orders during the same periods.

We are a preferred online flash sales channel in China for popular domestic and international brands. We believe that well-known and popular brands are attracted to our website and services because of our ability to monetize large volume of their inventory in short periods of time, increase consumer awareness of their brands and products, reach potential customers throughout China, and fulfill their demand for customer data analysis and inventory management. Among the brands who have promoted and sold products on our website, substantially all of them have returned to pursue additional sales opportunities with us. To date, we have the exclusive rights to sell selective products from over 700 brands.

We strive to optimize every aspect of our operations as we continue to grow our business. We generally have the right to return unsold items for most of our products to our brand partners. Our logistics operations and inventory management systems are specifically designed to support the frequent sales events on our website and handle a large volume of inventory turnover. We use both leading delivery companies with nationwide coverage and quality regional and local couriers to ensure reliable and timely delivery. We have developed our IT infrastructure to support the surge of visitor traffic to our website during the peak hours of our daily flash sales. We believe that our efficient operational and management systems combined with our robust IT infrastructure set a solid foundation for our continuing growth.

We began our operations in August 2008 and have grown significantly since then. In 2010, 2011 and 2012, we fulfilled over 0.9 million, over 7.2 million and over 21.9 million customer orders, respectively, and we generated total net revenues of US$32.6 million, US$227.1 million and US$692.1 million, respectively. In 2010, 2011 and 2012, we incurred net losses of US$8.4 million, US$107.3 million and US$9.5 million, respectively. Our net loss in 2011 and 2012 reflected non-cash share-based compensation expenses in an aggregate amount of US$73.9 million and US$7.6 million, respectively. We recorded net profit of US$6.3 million in the fourth quarter of 2012, the first time we achieved profitability after tax.

PRC laws and regulations currently limit foreign ownership of companies that provide internet-based services, such as our online retail business. To comply with these restrictions, we conduct our online operations principally through our consolidated affiliated entity, Vipshop Information. We face risks associated with our corporate structure, as our control over Vipshop Information is based upon contractual arrangements rather than equity ownership. See “Item 4.C. Information on the Company—Organizational Structure” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

Our Flash Sales Model

Flash sales embody characteristics of value, quality and convenience that are well suited to brand-conscious consumers in China seeking quality goods at substantial discounts. Through our flash sales model, we sell limited quantities of deeply discounted branded products online for limited periods of time. We optimize the brand composition and product mix of our daily sales events based on our strong merchandizing expertise. As of December 31, 2012, we have offered diversified product offerings from over 5,800 popular domestic and international brands, including apparel for women, men and children, fashion goods, cosmetics, home goods and other lifestyle products. We carefully select well-known and popular mid-level to premium brands and products that appeal to a broad base of consumers with different purchasing powers throughout China. To foster customer confidence of purchasing quality products from our website, we provide limited product quality insurance for our products.

We offer new sales events daily starting at 10 a.m. Beijing time, and our website experiences a surge of visitor traffic in the ensuing two hours as consumers are eager to purchase popular deals of the day before they are sold out. In 2012, during the peak hours of our daily sales, average hourly visitor traffic to our website was over three times higher than the hourly average number of unique visitors to our website per day during the month.  To provide our customers with a greater opportunity to purchase featured discounted products, each customer is limited to purchasing two pieces of the same item and each shopping cart can only hold 20 items at one time, except for food products. Unpaid items in the shopping cart will be automatically returned to the available products pool in 20 minutes. Consequently, customers must make quick purchase decisions within a limited period of time, adding to the thrill of the experience.

Our flash sales model is also characterized by the high frequency and a large volume of inventory turnover. During 2012, we hosted 29,207 flash sales events, each lasting three to five days in general.

Our Website

Through our website vipshop.com,  we offer a curated selection of products and services for consumers of different age groups and income levels throughout China to allow them to conveniently purchase branded products online without the hassle of shopping for bargain sales at crowded stores.

Our website design offers many user-friendly features that enhance customer experience and convenience:

•            Browsing. All visitors to our website can browse and view our sales events, but a customer must register as a member, which is free, in order to participate in the sales events. Our website features a variety of different brands and products for each daily sales. For each featured brand, consumers can view a short flash animation to receive background information on a particular brand with which they are not already familiar. In addition, we provide customers with curated descriptions and proprietary photographs of each product shown from multiple angles. Our website also provides advance previews of upcoming sales of highly sought-after products. We sort our product offerings into different categories, such as “women,” “men,” “children,” “lifestyle” and “luxury goods” so that our customers can easily find the products they are interested in.

•            Daily Sales Events. New sales events start daily at 10 a.m. Beijing time and typically last for three to five days. Each sale item is available in limited quantities and remains on sale only while supplies last. We thoroughly plan in advance our daily sales to offer a balanced and complementary mix of brands and products.

•            Ordering. To order products on our website, our customers simply click on a button to add an item to their virtual shopping cart. To execute orders, customers click on the “check-out” button and are prompted to supply shipping details and payment details in the case of first-time customers buying from our website. Repeat customers can access their preferred checkout options after logging on to their Vipshop member accounts. Our members can track the status of their purchases and available credits online through their Vipshop member accounts. Customers can always access our customer service representatives online or by phone for assistance while they are shopping online or after the order is placed.

In October 2009, we launched our mobile internet website, m.vipshop.com, based on wireless application protocol, or WAP, which is designed to optimize the viewing experience and load time on mobile device web browsers. As a new sales event starts at 10 a.m. Beijing time everyday, mobile access enables our customers to access and shop on our website anytime from anywhere they are connected to the internet. We have introduced mobile applications for the iPad™, iPhone™, Android™ and Symbian™ devices in 2011 to increase our customer stickiness and to support customer engagement from anywhere and at any time. We believe that consumers’ increasing reliance on mobile internet through smartphones and other mobile devices presents opportunities for us to further enhance customer experience and increase customer stickiness.

To diversify our offerings of products and brands that cater to individual preferences, we launched new channels on our website such as a groupbuy channel called Vipshop Groupon (唯品团) and a channel designated for promotion of chic and trendy branded products called VIP Fashion (唯品尚). We believe that the introduction of these new channels provides brands meaningful alternatives to monetize their inventory quickly and to increase consumer awareness throughout China.

Our Brand Partners

Since our inception in August 2008, we have attracted a broad and diverse group of brands enabling our website to become the online shopping destination of choice for urban, fashion-oriented and value conscious consumers. Our brand partners include primarily brand owners, and to a lesser extent, brand distributors and resellers. In 2010, 2011 and 2012, we worked with 411, 1,075 and 2,759 brand partners, respectively. None of the brands accounted for more than 3% of our total revenues in 2010, 2011 and 2012. To date, substantially all of our brand partners have sought to pursue new sales opportunities with us.  We believe that our ability to assist brands in effectively selling their inventory and in fulfilling their demand for marketing, customer data analysis and inventory management will attract new brands and build stronger ties with our existing brand partners.

Brand Selection and Procurement

Brand Selection

We have implemented a strict and methodical brand selection process. Our merchandizing team, which consisted of 304 members as of December 31, 2012, is responsible for identifying potential qualified brands based on our selection guidelines. We carefully select prospective brand partners, choosing to work only with those that are well-known and offer high quality or premium products that are popular among consumers in China, and that are willing to provide competitive prices and favorable payment credit and product return terms. We generally select brands that have an established network of stores in major department stores or shopping malls in China. We seek input from our customers in the brand selection process. Through our homepage, consumers can send us suggestions regarding the brands they would like to be able to purchase from us. Once a potential brand is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses and safety, sanitary and quality certifications, and trademark registration certificates and license agreements in relation to the branded products. This review process helps to ensure that we maintain a portfolio of brands with high quality standards and good reputation that can meet our customers’ expectations.

We generally enter into supply agreements with brands based on our standard form. We regularly communicate with our brand partners to discuss the dates and specific product offerings for particular sales events, striving to achieve favorable results for all constituents. Due to the short-term nature of each flash sales event, for some brands, we enter into separate agreements for each flash sales event on our website. For other brands with whom we have established long-term relationships, we often enter into supply agreements with them on an annual basis, with the agreements providing a general framework for an agreed-upon number of flash sales events during the contract year. As we continue to focus on building long-term relationships with our brand partners, we plan to implement framework agreements with our brand partners with supplemental supply orders for each flash sales event.

In each supply agreement, a brand partner grants us authorization to market and sell products of a particular brand on our website and provides us with the official description and logo of the brand. In addition, we require our brand partners that contract with us to observe our anti-bribery and anti-corruption policy.

Product Selection

Our key management team members have extensive experience in the retail industry with insightful knowledge and understanding of consumers’ needs and preferences. Before each flash sales event, we consider and analyze historical data, fashion trends, seasonality and customer feedback to project how many items of a particular product we should offer for the event. To maximize daily sales, we carefully plan our product mix to achieve a balanced and complementary product offering across different product categories.

We effectively gather, analyze and use customer behavior and transaction data through our customer relationship management and business intelligence systems. In addition to utilizing our customer data to strategize our upcoming flash sales event to enhance the timeliness and relevancy of our product offerings, we also provide relevant portions of these data to our brand partners to help them optimize their product development and sales and marketing strategies and further promote additional sales opportunities with us.

Inventory Management

For brands where we have established long-term relationships, we typically do not pay any deposit on the products we purchase. For other brands, however, we generally pay a deposit ranging from 10% to 15% of the total price for each purchase order.

We generally have the right to return unsold items within a period after the end of a sales event. We typically pay for the purchase order in installments with the last installment paid upon full settlement of the unsold items or returned products we receive from customers. For some products, such as certain sporting goods, which we do not have the right to return the unsold products to the brand partners, we have been able to utilize our strong marketing expertise regarding customer preferences to achieve quick inventory turnover.

We have implemented an inventory management system to manage the information related to our procurement plan, quality control upon receipt, stock maintenance, stock deliveries, sales invoicing and sales recording. We use an enterprise resource planning (ERP) system to monitor and actively track sales data. This system helps us make timely adjustments to our procurement plan and minimize excess inventory.

Quality Control

In addition to our brand selection process, we have adopted stringent quality assurance and control procedures for products delivered through our logistics network. We carefully inspect all products delivered to our logistics centers, rejecting or returning products that do not meet our quality standards or the purchase order specifications. We also inspect all products before shipment from our logistics centers to our customers. We believe that our strict brand selection process and quality control procedures enable us to ensure the high quality level of products sold on our website and increase customer satisfaction.

Our Product Offerings

Product Categories

We offer a curated selection of apparel, fashion goods, cosmetics, home goods and lifestyle products from popular domestic and international brands. The following table illustrates our current product categories:

Product Category	Product Description
Womenswear	Women’s apparel, featuring a variety of apparel and styles for different age groups, including casual wear, jeans, dresses, outerwear, swimsuits, lingerie, pajamas and maternity clothes.
Menswear	Men’s apparel, featuring a variety of apparel and styles for different age groups, including casual and smart- casual T-shirts, stylish polo shirts, jackets, pants and underwear.
Footwear	Shoes for women and men designed in a variety of styles, for both casual and formal occasions.
Accessories	Fashion accessories in various styles and materials for women and men, including belts, fashionable jewelry, watches and glasses complementing our apparel offerings.
Handbags	Purses, satchels, duffel bags and wallets in many colors, styles and materials.
Children	Apparel, gear and accessories, furnishings and decor, toys and games for boys, girls, infants and toddlers of all age groups.
Sportswear and sporting goods	Sports apparel, sports gear and footwear for tennis, badminton, soccer and swimming.
Cosmetics	High quality, affordable skin care and cosmetic products, including cleansers, lotions, face and body creams, face masks, sunscreen, foundations, lipsticks, eye shadows and nail polish.
Home goods and other lifestyle products	Home goods with an extensive selection of home furnishings, including bedding and bath product, home decor, dining and tabletop items, and small household appliances.
Luxury goods	Internationally-known premium designer apparel, footwear and accessories.
Gifts and miscellaneous	Snacks, health supplements and occasion-based gifts, such as chocolates, moon-cakes and tea.

We pay close attention to every aspect of our services to enhance our customers’ shopping experience. For each purchase, we arrange items neatly and thoughtfully within each delivery box. Unlike many in-store sales items which have been tried on numerous times, are on display for a lengthy period of time or may have minor defects, each item purchased from our website is new, contains its original tag and packaging and must pass our strict quality control inspection prior to shipping.

Pricing

We price products on our website at significant discounts, typically ranging from 30% to 70% off the original retail price, which is one of the key elements in the “thrill and excitement” shopping experience that we create. Our attractive pricing is made possible by cost savings achieved through volume discounts that we receive, in particular for off-season or slower-moving inventory, and the absence of physical retail space and related overhead costs. We typically negotiate with our brand partners for prices that are competitive with those offered to other discount sales channels.

Payment, Fufillment and Return

Payment

We provide our customers with the flexibility to choose from a number of payment options. Our payment options include cash on delivery, bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms, such as alipay.com and tenpay.com. Under the cash on delivery option, our third-party delivery service providers deliver products to customers’ designated addresses and collect payment on site. As of December 31, 2012, we had built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in over 350 cities across China. This payment method not only provides our customers with a secure and convenient payment option, but also reduces our operating expenses as we can combine payment and delivery services by using the same third-party delivery service providers, without incurring additional fees. In addition, as most of our third-party delivery service providers are large and reputable companies in China and generally make cash deposits or guarantee payments to us in order to secure the performance of their duties, our payment collection risk is very limited.

Fulfillment

We have established a logistics network and warehousing capacity with nationwide coverage. We have adopted a flexible logistics model supported by our robust and advanced warehouse management system. We use a mix of top delivery companies with nationwide coverage and quality regional or local couriers to ensure reliable and timely delivery.

Logistics Network and Warehouse Management System

Our logistics network consists of regional logistics centers strategically located in Guangdong Province in Southern China, Kunshan in Jiangsu Province in Eastern China (which is within close proximity of Shanghai), Chengdu in Sichuan Province in Western China and Beijing in Northern China.

Our warehouse management system enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed with the brand partners and the product stocked in our logistics centers, up to when the product is packaged and picked up by delivery service providers for shipment to a customer. Shipments from brand partners first arrive at one of our regional logistics centers, depending on demand from each warehouse. At each logistics center, inventory is bar-coded and tracked through our management information system, allowing real-time monitoring of inventory levels across our logistics network and item tracking at each logistics center. As we offer a curated selection of brands and products for each daily sales, our logistics centers and inventory management systems are specifically designed to support the frequent sales events on our flash sales website and a large volume of inventory turnover. In 2010, 2011 and 2012, we processed 0.9 million, 7.2 million and 21.9 million customer orders, respectively.

Delivery Services

We deliver orders placed on our website to all areas in China through leading reputable third-party delivery companies with nationwide coverage, including EMS, Shunfeng and Zhaijisong, and quality regional and local couriers. For luxury goods orders, we deliver the products by FedEx with an “anti-tampering lock” device to further enhance customer trust. For delivery to smaller cities, we use a combination of national delivery companies and regional or local couriers to achieve greater operational efficiency and ensure timely delivery to our customers. We bundle packages for customers in smaller cities within a particular region and ship in bulk by national delivery companies to regional or local couriers who in turn deliver locally to our customers. We began to establish our own in-house delivery capabilities in Shanghai in 2011. Our use of reputable national delivery companies and regional and local couriers in conjunction with our own delivery network which is being built up in selected regions such as Shanghai allows us to maintain operational flexibility and accommodate order demand, thereby ensuring high service quality.

We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. To reduce the risk of reliance on any single delivery company, we typically contract with two or more regional delivery companies in each major city. We regularly monitor and review the delivery companies’ performance and their compliance with our contractual terms. In addition, we typically require the delivery companies to pay deposits or provide payment guarantees before providing services to us. We typically negotiate and enter into logistics agreements on an annual basis.

Return Policy

Due to the limited quantities of each featured flash sales product, we do not offer a product exchange service but customers may return products purchased from our website. We offer a seven-day product return policy where our customers can return products purchased on our website within seven days of receipt of the products as long as the products are unused, unwashed, unworn, undamaged and in their original packaging and in original condition. For return of luxury goods, the anti-tampering lock on the product must remain intact.

Once a customer submits a return application request online, our customer service representatives will review and process the request or contact the customer by e-mail or by phone if there are any questions relating to the request. Upon our receipt of the returned product, we credit the customer’s Vipshop member account or credit card with the purchase price. We also provide a shipping allowance of up to RMB10 for all shipments within China. We believe our hassle-free return policies help to increase customer spending and enhance customer loyalty.

Customer Service

We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a positive customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service e-mail, real-time online chat, or our customer service hotline 15 hours a day, seven days a week. As of December 31, 2012, our customer service center, located in our headquarters in Guangzhou, had 327 well-trained employees.

We maintain service quality by carefully selecting personnel, providing our customer service representatives with extensive training, and regularly monitoring and evaluating the performance of each representative. Each new customer service representative is required to complete a mandatory training program in Guangzhou, conducted by experienced managers and covering product knowledge, complaint handling, service attitude and communication skills. To facilitate timely resolution of customer complaints, we also train and empower our customer service representatives to resolve complaints and remedy situations within a specified authorized amount determined based on their seniority without having to get approval from their supervisors. To maintain control over the quality of customer services, we do not outsource any of our e-mail, online live chat or call center customer service operations.

Marketing

We believe that the most efficient form of marketing for our business is to continually improve and enhance the element of “thrill and excitement” associated with the customer shopping experience. This promotes word-of-mouth referrals and repeat customer visits to our website. Historically, we have not incurred substantial marketing expense, and have been able to build a large base of loyal customers with relatively low customer acquisition cost primarily through providing our customers with an enjoyable, satisfying and rewarding shopping experience and using cost-effective marketing means.

As part of our viral marketing strategy, we provide various incentives to our existing customers to increase their spending and loyalty. Our customers can earn reward points upon registration and for each purchase they make, and may exchange the reward points for coupons, gifts and lucky draw opportunities on our website. Our customers may also earn reward points by introducing new members and customers to our website. In addition, we encourage our customers to share their successful flash sales shopping experiences through social media and microblogging websites in China. We offer an “easy-to-share” function which enables our customers to easily share their shopping experiences with us on social networking internet platforms and microblogging websites.

We also conduct marketing efforts online through search engines and portals in China and enhance our brand awareness by engaging in cost-effective brand promotion activities such as sponsoring high profile events.

Technology

Our IT systems are designed to enhance efficiency and scalability, and play an important role in the success of our business. We rely on a combination of internally developed proprietary technologies and commercially available licensed technologies to improve our website and management systems in order to optimize every aspect of our operations for the benefit of our customers and brand partners.

We have adopted a service-oriented architecture supported by data processing technologies which consists of front-end and back-end modules. Our network infrastructure is built upon self-owned servers located in data centers operated by major PRC internet data center providers. We are implementing enhanced cloud architecture and infrastructure for our core data processing system to augment our existing virtual private network as we continue to expand our operations in new geographic locations, enabling us to achieve significant internal efficiency through a virtual and centralized network platform.

Our front-end modules, which refer to modules supporting our vipshop.com user-interface website, mainly include product display, registered member account management, category browsing, online shopping cart, order processing functions and payment functions. Our front-end modules are supported by our proprietary content distribution network, dynamic and distributed cluster and a core database, providing our customers with quicker access to the product display they are interested in, and facilitating faster processing of their purchases. We have developed our IT systems to handle a surge of visitor traffic to our website during the peak hours of our daily sales from 10 a.m. to 12 p.m. Beijing time, providing our customers with a smooth online shopping experience.

Our back-end modules, which refer to modules supporting our business operations, mainly include customer service, ERP system, warehouse and logistics management, product information management, business intelligence and administration management systems. Our customer service system mainly consists of our customer relationship management system, our audio and online customer service system and our customer data analysis and membership management system. We believe that we are one of the few PRC e-commerce companies to implement an ERP system, which we have customized to integrate our management of brand partners, accounting and product distribution information. Our warehouse and logistics management system primarily consists of our warehouse management system and our track data storage and automated warehouse and logistics operations, which allows us to efficiently manage our inventories, track the products, and deliver the products to our customers on a timely basis. We have designed our product information management system to perform a variety of functions such as products filing, products photographing, products-information compiling, sample products management, online sales scheduling and other functions relating to on-line sales of goods. This system greatly enhances the efficiency of our operations.

Our customer relationship management and business intelligence systems enable us to effectively gather, analyze and make use of internally-generated customer behavior and transaction data. We regularly use this information in planning our marketing initiatives for upcoming flash sales. In addition, we also provide selected data to our brand partners to help them optimize their product development and sales and marketing strategies. Our business intelligence system is an intelligence system built with the proprietary cloud computing infrastructure, providing decision-making intelligence such as dashboards operation, operational analysis, market analysis, sales forecasts and products such as anti-fraud filters, precision marketing, personalized recommendations and other application-oriented intelligent products that facilitate data-driven decision-making and increase our product sales.

We have developed most of the key business modules through our internal IT department. We also license software from reputable third-party providers, such as Manhattan Information System and Oracle, and work closely with these third-party providers to customize the software for our operations. We have implemented a number of measures to protect against failure and data loss. We have developed a disaster tolerant system for our key business modules which includes real-time data mirroring, daily off-line data back-up and redundancy and load balancing.

We believe that our module-based systems are highly scalable, which enable us to quickly expand system capacity and add new features and functionality to our systems in response to our business needs and evolving customers’ demands without affecting the operation of existing modules. We have also adopted rigorous security policies and measures, including encryption technology, to protect our proprietary data and customer information.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2012, we owned 12 registered trademarks, copyrights to 17 software products developed by us relating to various aspects of our operations, and 34 registered domain names, including vipshop.com, vipshop.com.cn, vipshop.cn and vipshop.net.

Competition

The online flash sales market, as one of the fast-growing categories of the e-commerce market in China, is rapidly competitive and rapidly evolving. Our primary competitors include: B2C e-commerce companies that sell similar products and services online, such as Tmall, 360Buy and Dangdang, and other online flash sales companies.

We believe we compete primarily on the basis of:

•    ability to identify products in demand among consumers and source these products on favorable terms from brands;

•    pricing;

•    breadth and quality of product offerings;

•    website features;

•    customer service and fulfillment capabilities; and

•    reputation among consumers and brands.

We believe that our early mover advantage and leading market position help us to compete efficiently against our competitors. However, some of our current and potential competitors may have longer operating histories, larger customer bases, better brand recognition, stronger platform management and fulfillment capabilities and greater financial, technical and marketing resources than we do. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we do not compete effectively against existing or new competitors, we may lose market share and customers.”

Regulation

This section summarizes all of the laws and regulations that materially affect our business and operations and the key provisions of such laws and regulations.

The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, the MIIT, the Ministry of Commerce, the State Administration for Industry and Commerce, or the SAIC, the General Administration of Press and Publication and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, on-line sales and e-commerce. However, China’s telecommunications industry and internet-related industry are at an early stage of development. As a result, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, on-line sales and e-commerce services. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Regulations on Value-Added Telecommunications Services

Licenses for Value-Added Telecommunication Services

The Catalog for the Guidance of Foreign Investment Industries, or the Catalog, as promulgated and amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in the PRC. The version promulgated in 2007 and the most updated version of the Catalog, which became effective on January 30, 2012, divide the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. For encouraged industries, a wholly foreign-owned enterprise is generally permitted, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the PRC State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In February 2003, the Catalog was updated and the information services such as content service, entertainment and online games services are classified as value-added telecommunications services.

On March 1, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunications services operating license, or VATS License. In addition, a VATS License’s holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, commercial internet information services operators shall obtain a value-added telecommunications license for internet information services, or ICP License, from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. The ICP License has a term of five years and shall be renewed within 90 days before expiration.

Our consolidated affiliated entity, Vipshop Information, has obtained an ICP License issued by Guangdong Province Administration of Telecommunication since September 24, 2008, which was updated on August 9, 2012 and is scheduled to expire on September 24, 2013. Mr. Jacky Xu transferred his equity interests in Vipshop Information to Mr. Eric Ya Shen recently and Vipshop Information is in process of applying for approval from its original permit-issuing authority for such change.

Foreign Investment in Value-Added Telecommunication Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

The MIIT Circular issued by the MIIT in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for ICP to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP License is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholder. The MIIT Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations.

To comply with the PRC regulations noted above, we operate our website and value-added telecommunications services through our consolidated affiliated entity, which is currently owned by Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Mr. Bin Wu and Mr. Xing Peng. Our consolidated affiliated entity holds an ICP license and all other licenses necessary to conduct online sales in China. It also has been registered and holds all significant domain names and has been registered as the owner or is applying to be the owner of all trademarks used in our value-added telecommunications businesses. To conduct our business in China, our wholly owned subsidiary, Vipshop China, has entered into a series of contractual arrangements with our consolidated affiliated entity, Vipshop Information, and its shareholders. For a detailed discussion of our contractual arrangements, please refer to “Item 4.C. Information on the Company—Organizational Structure.”

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure.   The Internet Measures prohibit an ICP operator from humiliating or defaming a third party or infringing the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless it is required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. Furthermore, The Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress of the PRC in December 2012 provides that electronic information that is able to identify identities of citizens or is concerned with personal privacy of citizens is protected by law and shall not be unlawfully obtained or provided. ICP operators collecting or using personal electronic information of citizens shall specify purposes, manners and scopes of information collection and use, obtain consent of citizens concerned, and strictly keep confidential personal information collected. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with personal information collected. Technical and other measures are required to be taken by ICP operators to prevent personal information collected from unauthorized disclosure, damage or being lost. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

Regulations Relating to Foreign Invested Enterprises Engaging in Distribution Business

We are subject to regulations relating to foreign invested enterprises engaging in the distribution business. In April 2004, the Ministry of Commerce issued the Administrative Measures on Foreign Investment in Commercial Fields, or the Commercial Fields Measures. Pursuant to the Commercial Fields Measures, foreign investors are permitted to engage in the distribution services by setting up commercial enterprises in accordance with the procedures and guidelines provided in the Commercial Fields Measures. To further simplify the approval procedures for foreign investment in the distribution sector, the Ministry of Commerce issued the Notice on Delegating Examination and Approval Authorities for Foreign Invested Commercial Enterprises in September 2008, delegating the power to the provincial branches of the Ministry of Commerce except for certain specified items. In July 2009, the competent authorities in Guangdong further delegated the power of examination and approval of foreign invested commercial enterprises in Guangdong for certain items to municipal branches of the Ministry of Commerce in Guangdong Province. In September 2012, the State Council promulgated the Decision of the State Council on the Sixth Batch of Cancelled and Amended Administrative Examination and Approval Items, according to which the power of examination and approval of foreign invested commercial enterprises engaged in certain items, including online sales, has been assigned from the Ministry of Commerce to the provincial branches of the Ministry of Commerce. Vipshop China has been approved to engage in wholesale business.

Regulations Relating to Distribution of Books and Audio-Video Products

We are also subject to regulations relating to the distribution of books and audio-video products. Under the Administrative Measures for the Publication Market which were promulgated by the General Administration of Press and Publication and became effective in September 2003, as amended in June 2004 and March 2011, respectively, any entity or individual engaging in the distribution of publications, including books, newspapers, magazines and audio-video products, must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. Our consolidated affiliated entity has obtained a Publication Operation Permit for the retail sale of the publications.

Furthermore, according to the Notice on Promoting the Healthy Development of Online Distribution of Publications recently issued by the General Administration of Press and Publication on December 7, 2010, any entities engaging in online publications distribution in China shall apply for the Publications Operation Permit with an “online distribution” notation. However, the Provisions on the Administration of Publication Market jointly promulgated by the General Administration of Press and Publication and the Ministry of Commerce in 2011, provides that an entity that maintains a valid Publication Operation Permit for the retail sale of publications is only required to file notice with a competent press and publication administrative authority within 15 days from starting online publications distribution business. Currently, the competent press and publication administrative authority in Guangzhou only requires online publication distributors, who have the Publication Operation Permit for the retail sale of publications, to complete the notice filing procedure and does not mandate the “online distribution” notation on the Publication Operation Permit in practice. Our consolidated affiliated entity has completed the notice filing with the competent authority in Guangzhou.

Regulations on E-commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 31, 2010, the SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, or the Online Commodities Measures, which took effective on July 1, 2010. Under the Online Commodities Measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the SAIC or its local branches must make available to the public the information stated in their business licenses or the link to their business licenses online on their websites. The online distributors must adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. The information on trading of commodities released by online distributors shall be authentic, accurate, complete and sufficient.

Regulations on Sales of Food

Sales of food in China must comply with laws and regulations regarding food hygiene and safety. Under the Food Safety Law of the PRC, which took effect from June 1, 2009, the sale of food or beverages must be licensed in advance. Furthermore, under the Measures on the Administration of Food Circulation Permits issued by the SAIC on July 30, 2009, an enterprise needs to obtain a food distribution permit from a local branch of the SAIC to engage in the food circulation business. The food distribution permit has a term of three years. The current food distribution permits held by our consolidated affiliated entity and Vipshop China were issued on July 26, 2011 and August 6, 2012, respectively.

Regulations on Software Products

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 1, 2009, the MIIT amended Software Measures, which became effective on April 10, 2009. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2012, we had registered 17 software programs in China.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993 and 2001 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and subsequently amended in 2013. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered 12 trademarks in China as of December 31, 2012.

Under PRC law, any of the following acts will be deemed as an infringement to the exclusive right to use a registered trademark: (1) use of a trademark that is the same as or similar to a registered Trademark for identical or similar goods without the permission of the trademark registrant; (2) sale of any goods that have infringed the exclusive right to use any registered trademark; (3) counterfeit or unauthorized production of the label of another’s registered Trademark, or sale of any such label that is counterfeited or produced without authorization; (4) change of any trademark of a registrant without the registrant’s consent, and selling goods bearing such replaced Trademark on the market; or (5) other acts that have caused any other damage to another’s exclusive right to use a registered trademark.

According to the PRC Trademark Law, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be imposed a fine; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If both gains and losses are difficult to determine, the court may render a judgment awarding damages no more than RMB500,000. Notwithstanding the above, if a distributor does not know that the goods it sells infringe another’s registered trademark, it will not be liable for infringement provided that the seller shall prove that the goods are lawfully obtained and identify its supplier. We source our products from both domestic and international suppliers. Although we have adopted measures in the course of sourcing such products to ensure their authenticity and to minimize potential liability of infringing third parties’ rights, we can provide no assurance that such measures are effective. In the event that counterfeit products or products that otherwise infringe third parties’ rights are sold on our website, we could face infringement claims and might not be able to prove we should be exempted from liabilities. See “Item 3.D. Key Information—Risk Factors—Risks Relating to our Business and Industry—We may incur liability for counterfeit products sold at our website.”

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, or the Foreign Exchange Regulations, as amended on August 5, 2008. Under the Foreign Exchange Regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Though there are restrictions on the convertibility of Renminbi for capital account transactions, which principally include investments and loans, we generally follow the regulations and apply to obtain the approval of the SAFE and other relevant PRC governmental authorities. However, we may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our PRC affiliated entity may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, the SAFE promulgated SAFE Circular 142, regulating the conversion by a foreign invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of a foreign invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Furthermore, the SAFE promulgated SAFE Circular 59 on November 9, 2010, which tightens the regulation over settlement of net proceeds from overseas offerings and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the relevant offering. The SAFE also promulgated SAFE Circular 45 in November 2011, which, among other things, restrict a foreign-invested enterprise from using Renminbi funds converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 142, SAFE Circular 59 and SAFE Circular 45 may limit our ability to transfer the net proceeds from our public offerings of equity securities to Vipshop China and convert the net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Vipshop China, which is a wholly foreign owned enterprise incorporated in the PRC, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign invested enterprises include the Foreign Invested Enterprise Law, as amended on October 31, 2000, and the Implementation Rules of the Foreign Invested Enterprise Law, as amended on April 12, 2001.

Under these laws and regulations, wholly foreign owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Offshore Financing

On October 21, 2005, the SAFE issued Circular 75, which became effective as of November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Circular 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liabilities for such PRC subsidiary under PRC laws for evasion of applicable foreign exchange restrictions and individuals managing such PRC subsidiary who are held directly liable for any violation may be subject to criminal sanctions.

In May 2007, the SAFE issued a series of guidance to its local branches with respect to the operational process for SAFE registration, including without limitation the Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular No. 19, which came into effect as of July 1, 2011. The guidance standardized more specific and stringent supervision on the registration required by the Circular 75. For example, the guidance imposes obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities in case there is any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will lead to potential liability for the subsidiaries, and in some instances, for their legal representatives and other liable individuals.

All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations and amendments with the local SAFE branch as required by Circular 75. They are also required to amend their registrations after the completion of the follow-on public offering in March 2013 and are in the process of doing so. Please see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations on Stock Incentive Plans

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in employee share ownership plans or share option plans of an overseas publicly-listed company.

Pursuant to the Stock Option Rules, which was promulgated by the SAFE in February 2012 and replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the SAFE in March 2007, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with the SAFE or its local branches. Pursuant to the Stock Option Rules, PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the SAFE or its local branches.

In March 2011 and March 2012, our board of directors and shareholders adopted the 2011 Stock Incentive Plan, or the 2011 Plan, and the 2012 Share Incentive Plan, or the 2012 Plan, respectively, pursuant to which we may issue stock options to our qualified employees and directors and consultants on a regular basis. After our initial public offering in March 2012, we advised our employees and directors participating in our stock incentive plans to handle foreign exchange matters in accordance with the Stock Option Rules. We will assist our PRC option grantees to complete the required registrations and procedures. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the SAFE or in full compliance with the Stock Option Rules. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Further, a notice concerning the individual income tax on earnings from employee share options jointly issued by Ministry of Finance, or the MOF, and the SAT and its implementing rules, provide that domestic companies that implement employee share option programs shall (a) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; (b) file share option exercise notices and other relevant documents with the local tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies; and (c) withhold taxes from the PRC employees in connection with the PRC individual income tax. To comply with the requirement, we are in the process of filing our share incentive plans with the relevant local tax bureau.

PRC Enterprise Income Tax Law and Individual Income Tax Law

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the EIT Law and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT issued Circular 82 on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Due to the short history of the EIT Law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals like us. We do not believe Vipshop Holdings or Vipshop HK meet all the criteria provided by the implementing rules. As holding companies incorporated outside China, neither Vipshop Holdings nor Vipshop HK is controlled by a PRC enterprise or PRC enterprise groups. Their key assets and records, including the resolutions of their respective boards of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we do not believe Vipshop Holdings or Vipshop HK is a PRC “resident enterprise.” If, however, the PRC tax authorities determine that Vipshop Holdings or Vipshop HK is a “resident enterprise” for PRC enterprise income tax purposes, we would be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. We are actively monitoring the possibility of “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The State Council of the PRC or a tax treaty between the PRC and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, or Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601, issued on October 27, 2009 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. Vipshop HK has not obtained the approval for a withholding tax rate of 5% from the competent tax authority and does not plan to obtain such approval in the near future because Vipshop China paid nil dividends since its establishment and does not plan to pay dividends in the near future. If we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such dividends and gains earned by our non-resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% (or other applicable preferential tax rate if any such non-resident enterprises’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).

Moreover, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20% (or other applicable preferential tax rate if any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued SAT Circular 698. Both Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC “resident enterprise” this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that SAT Circular 698 was not intended to apply to purchase and sale of shares of publicly traded companies in the open market, the PRC tax authorities may determine that SAT Circular 698 is applicable to our non-resident shareholders who acquired our shares outside of the open market and subsequently sell our shares in our private financing transactions or in the open market if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose, and we and our non-resident shareholders may be at risk of being required to file a return and being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698.

Employment Laws

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. We have not made adequate employee benefit payments as required under applicable PRC labor laws. Accrual for the underpaid amounts as recorded amounted to US$0.5 million, US$1.6 million and US$2.2 million as of December 31, 2010, 2011 and 2012, respectively. We believe it is not probable for us to be exposed to any PRC governmental penalties in relation to the under-paid amount of our employee benefits. However, our failure in making contributions to various employee benefit plans and complying with applicable PRC labor-related laws may still subject us to late payment penalties. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

C             Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)     Shareholders of Vipshop Information include our co-founders and shareholders Eric Ya Shen, Arthur Xiaobo Hong, Bin Wu and Xing Peng, holding 52.0%, 26.0%, 11.6% and 10.4% of the total equity interests in Vipshop Information, respectively.

(2)     An intermediary holding company.

(3)     A subsidiary primarily engaged in warehousing, logistics, product procurement, research and development, technology development and consulting businesses.

(4)     Subsidiaries primarily engaged in warehousing and logistics businesses in the respective cities of Chengdu, Kunshan, Beijing and Tianjin and their respective nearby regions.

(5)     A subsidiary primarily engaged in software development and information technology support.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Vipshop China, is a wholly foreign owned enterprise. As a wholly foreign owned enterprise, Vipshop China is restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, we conduct our operations partly through Vipshop Information, our consolidated affiliated entity in China. Vipshop Information operates our website and holds the licenses necessary to conduct our internet-related operations in China.

Our wholly owned subsidiary Vipshop China has entered into a series of contractual arrangements with our consolidated affiliated entity, Vipshop Information, and its shareholders, which enable us to:

•    exercise effective control over Vipshop Information;

•    receive substantially all of the economic benefits of Vipshop Information through service fees, which are equal to 100% of Vipshop Information’s net income and may be adjusted at Vipshop China’s sole discretion, in consideration for the technical and consulting services provided by Vipshop China; and

•    have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in Vipshop Information to the extent permitted under PRC laws, regulations and legal procedures.

We do not have any equity interest in Vipshop Information. However, as a result of contractual arrangements, we are considered the primary beneficiary of Vipshop Information, and we treat it as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of Vipshop Information in our consolidated financial statements included in this annual report in accordance with U.S. GAAP.

We face risks with respect to the contractual arrangements with our consolidated affiliated entity and its shareholders. If our consolidated affiliated entity or its shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements that give us effective control over the consolidated affiliated entity may be limited. If we are unable to maintain effective control over our consolidated affiliated entity, we would not be able to continue to consolidate its financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements with Vipshop Information, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2010, 2011 and 2012, our subsidiaries contributed in aggregate approximately nil, 0.37% and 0.02%, respectively, of our total consolidated net revenues, exclusive of revenues derived from Vipshop Information. As of December 31, 2010, 2011 and 2012, our holding company and our subsidiaries accounted for an aggregate of nil, 63.70% and 56.53%, respectively, of our consolidated total assets (excluding assets attributable to transactions with Vipshop Information). For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

The following is a summary of the material provisions of the agreements among our wholly owned PRC subsidiary Vipshop China, our consolidated affiliated entity Vipshop Information and the shareholders of Vipshop Information.

Contractual Arrangements with Our Consolidated Affiliated Entity

Agreements that Provide Us Effective Control over Our Consolidated Affiliated Entity

Equity Interest Pledge Agreement. Under the amended and restated pledge agreement among Vipshop China, Vipshop Information and its shareholders, the shareholders of Vipshop Information pledged all of their equity interests in Vipshop Information to Vipshop China to guarantee Vipshop Information’s performance of its obligations under the exclusive business cooperation agreement. If any event of default as provided for therein occurs, including the failure by Vipshop Information to perform its contractual obligations under the exclusive business cooperation agreement, Vipshop China, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Without Vipshop China’s prior written consent, shareholders of Vipshop Information shall not transfer or otherwise dispose of, or create or allow the creation of any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain in full force and effect until all of the obligations of Vipshop Information under the exclusive business cooperation agreement have been duly performed or terminated. We have completed registering the pledge of the equity interests in Vipshop Information with the local branch of the SAIC.

Exclusive Option Agreement. Under the amended and restated exclusive option agreement among Vipshop China, Vipshop Information and the shareholders of Vipshop Information, Vipshop Information’s shareholders grant Vipshop China an exclusive option to purchase, or designate one or more person(s) to purchase, all or part of their respective equity interests in Vipshop Information at a purchase price of RMB10, subject to any adjustments as may be required by the applicable PRC laws and regulations at the time. Vipshop China may exercise the option by issuing a written notice to Vipshop Information. Without Vipshop China’s written consent, Vipshop Information and its shareholders may not transfer, sell, pledge or otherwise dispose of, or create any encumbrance on, any assets, business or equity or beneficiary interests of Vipshop Information. This agreement will remain in full force and effect for a term of ten years from the date of execution and may be extended for a period to be determined by Vipshop China.

Powers of Attorney. Under the powers of attorney, the shareholders of Vipshop Information each irrevocably appointed Vipshop China as their attorney-in-fact to act on their behalf and exercise all of their rights as shareholders of Vipshop Information, including the right to attend shareholder meetings, to exercise voting rights, to appoint directors and senior management of Vipshop Information, and to effect transfers of all or part of their equity interests in Vipshop Information pursuant to the equity interest pledge agreements and exclusive option agreements. Vipshop China has the right to appoint any individual or entity to exercise the power of attorney on its behalf. Each power of attorney will remain in full force and effect until the shareholder ceases to hold any equity interests in Vipshop Information.

Agreements that Transfer Economic Benefits to Us

Exclusive Business Cooperation Agreement. Under the amended and restated exclusive business cooperation agreement between Vipshop China and Vipshop Information, Vipshop Information agrees to engage Vipshop China as its exclusive provider of technical, consulting and other services in relation to its business operations. In consideration of such services, Vipshop Information will pay to Vipshop China service fees which amount to all of Vipshop Information’s net income. The service fees may be adjusted at Vipshop China’s sole discretion based on the services rendered and the operational needs of Vipshop Information. Vipshop Information contributed approximately 100%, 99.63% and 99.98%, respectively, of our total consolidated net revenues in the years ended December 31, 2010, 2011 and 2012.  Vipshop China shall exclusively own any intellectual property arising from the performance of this agreement. The term of this agreement is ten years from the execution date of October 8, 2011 and may be extended for a period to be determined by Vipshop China. Vipshop China may terminate this agreement at any time by giving 30 days’ prior written notice. Vipshop Information has no right to terminate this agreement unless Vipshop China commits gross negligence or fraud.

Exclusive Purchase Framework Agreement. Under the exclusive purchase framework agreement between Vipshop China and Vipshop Information, Vipshop Information agrees to purchase products or services exclusively from Vipshop China or its subsidiaries. Vipshop Information and its subsidiaries must not purchase from any third party products or services that Vipshop China is capable of providing. Vipshop Information must pay Vipshop China for its products an amount, which includes a service fee, based on the unit price and the quantity of the products ordered by Vipshop Information, within five days after receipt of invoices issued by Vipshop China. The term of this agreement is five years from September 1, 2011.  If neither party objects in writing and both parties remain cooperating at the expiration of the agreement, the parties will continue to be bound by this agreement until a new agreement is entered into. Vipshop China may terminate this agreement at any time by giving 15 days’ prior written notice. Vipshop Information has no right to terminate this agreement unless Vipshop China commits gross negligence or fraud.

In October 2012, we effected transfer of 10.4% of equity interest from one of the former shareholder of Vipshop Information to Mr. Eric Ya Shen, our co-founder, chief executive officer and an existing shareholder of Vipshop Information, and amended the original contractual arrangements we had with Mr. Shen to reflect this transfer. As of December 31, 2012, shareholders of Vipshop Information include our co-founders and shareholders Eric Ya Shen, Arthur Xiaobo Hong, Bin Wu and Xing Peng, holding 52.0%, 26.0%, 11.6% and 10.4% of the total equity interests in Vipshop Information, respectively.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•    the ownership structures of our consolidated affiliated entity and Vipshop China comply with all existing PRC laws and regulations;

•    the contractual arrangements among Vipshop China and Vipshop Information and its shareholders that are governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•    each of Vipshop China and our consolidated affiliated entity has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of Vipshop China and our consolidated affiliated entity are in full force and effect. Each of Vipshop China and our consolidated affiliated entity is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of Han Kun Law Offices’ knowledge after due inquires, none of Vipshop China, our consolidated affiliated entity or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our online commerce and the distribution of internet content in China do not comply with relevant PRC government restrictions on foreign investment in value-added telecommunication, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3.D. Key Information—Risk Factors——Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D             Property, Plants and Equipment

We are headquartered in Guangzhou and have leased an aggregate of 11,616 square meters of office, data center, customer service center and warehouse space in Guangzhou.  As of December 31, 2012, we also have branches in Beijing, Shanghai and Shenzhen. We lease our premises under operating lease agreements from unrelated third parties. A summary of our leased properties as of December 31, 2012 is shown below:

Location	Space	Usage of Property	Lease Term
	(in square meters)		(years)
Guangzhou	11,616	Office space, data center, customer service center and warehouse	1-8
Foshan	89,237	Logistics center	1-3
Kunshan	65,640	Logistics center and office space	2-3
Beijing	31,023	Logistics center and office space	1-3
Chengdu	36,559	Logistics center	1-2
Shanghai	880	Office space	3

Our servers are hosted at leased internet data centers owned by leading PRC telecommunications carriers. We typically enter into leasing and hosting service agreements that are renewable from year to year. We believe that our existing facilities are sufficient for our near term needs.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information—Risk Factors” or in other parts of this annual report on Form 20-F.

A             Operating Results

We began our operations in August 2008 and have grown significantly since then. In 2010, 2011 and 2012, we fulfilled over 0.9 million, over 7.2 million and over 21.9 million customer orders, respectively, and we generated total net revenues of US$32.6 million, US$227.1 million and US$692.1 million, respectively. In 2010, 2011 and 2012, we incurred net losses of US$8.4 million, US$107.3 million and US$9.5 million, respectively. Our net loss in 2011 and 2012 reflected non-cash share-based compensation expenses in an aggregate amount of US$73.9 million and US$7.6 million, respectively. We recorded net profit of US$6.3 million in the fourth quarter of 2012, the first time we achieved profitability after tax.

Our business and operating results are affected by general factors affecting the online retail market in China, including China’s overall economic growth, the increase in per capita disposable income, the growth in consumer spending and retail industry and the expansion of internet penetration. Unfavorable changes in any of these general factors could affect the demand for products we sell and could materially and adversely affect our results of operations.

Our results of operations are also affected by the regulations and industry policies related to the online retail market. Although we have generally benefited from the Chinese government’s policies to encourage economic growth, we are also affected by the complexity, uncertainties and changes in the PRC regulation of the internet industry. Due to PRC legal restrictions on foreign equity ownership of and investment in the online retail sector in China, we rely on contractual arrangements with our consolidated affiliated entity, Vipshop Information, and its shareholders to conduct most of our business in China. We face risks associated with our control over our consolidated affiliated entity, as our control is based upon contractual arrangements rather than equity ownership. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

The major factors affecting our results of operations and financial condition are discussed below.

Net Revenues

We derive revenues from the sale of products offered on our website. Generally, we offer our customers an unconditional right of returning products purchased for a period of seven days upon receipt of products, and the associated revenues are recognized when the return period expires. Our net revenues are recorded net of value added tax and related surcharges.

The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the year ended December 31,
	2010	2011	2012
Active customers (in thousands)	276	1,491	4,110
Average net revenues per active customer (US$)	118	152	168
Total orders (in thousands)	927	7,269	21,919
Average orders per active customer	3.3	4.9	5.3

Cost of Goods Sold

Our cost of goods sold consists of cost of merchandise sold and inventory write-downs. We procure inventory from our brand partners and our inventory is recorded at the lower of cost or estimated marketable value. Cost of inventory is determined using the identified cost of the specific item sold.

Operating Expenses

Our operating expenses consist of (a) fulfillment expenses, (b) marketing expenses, (c) technology and content expenses and (d) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the year ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in US$, except percentages)
Fulfillment expenses	5,809,118	17.8	45,478,327	20.0	96,523,444	13.9
Marketing expenses	2,438,066	7.5	15,253,325	6.7	32,272,629	4.7
Technology and content expenses	562,120	1.7	5,516,361	2.4	14,644,113	2.1
General and administrative expenses	2,843,583	8.7	84,575,539	37.3	25,541,812	3.7
Total operating expenses	11,652,887	35.7	150,823,552	66.4	168,981,998	24.4

Fulfillment expenses. Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses and logistics center rental expenses, as well as compensation and benefits of our logistics staff. Our shipping and handling expenses amounted to US$4.3 million, US$29.4 million and US$53.9 million in 2010, 2011 and 2012, respectively. Historically, we primarily relied on our regional logistics center in Guangdong Province in Southern China for our fulfillment services. In September, November and December 2011, we started operating our new logistics centers in Jiangsu Province in Eastern China, Sichuan Province in Western China and Beijing in Northern China, respectively, to enhance our fulfillment capacity. Throughout 2012, we were able to fully utilize the regional logistics centers and warehouses. By utilizing these regional logistics centers and warehouses, we were able to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies. This shift to regional delivery companies reduced our shipping and handling expense per order and partially offset the increase in fulfillment expenses. We expect to continue to invest in our logistics network and warehousing capacity to support our long-term growth. We expect our fulfillment expenses to continue to increase in absolute amount as a result of our continued business growth and continue to constitute one of the largest components of our operating expenses.

Marketing expenses. Marketing expenses primarily represent advertising expenses incurred in connection with our brand promotional activities, as well as compensation and benefits of our marketing staff. Historically, we have benefited from viral marketing resulting from word-of-mouth referrals from our customers who often expressed their excitement on social media platforms regarding their purchases on our website. As we enhance our brand awareness by engaging in additional brand promotional activities, we expect our marketing expenses to increase in the foreseeable future.

Technology and content expenses. Technology and content expenses primarily consist of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our websites, including model fees and professional photography expenses. As we continue to expand our IT capabilities to support our anticipated growth, we expect our technology and content expenses to continue to increase in the foreseeable future.

General and administrative expenses. General and administrative expenses primarily consist of compensation and benefits of our headquarters and administrative staff, rental expenses, costs for professional services and other administrative and overhead expenses. As our business further grows and we continue to incur increased costs related to our ongoing compliance and reporting obligations under U.S. securities laws as a public company, we expect our general and administrative expenses to continue to increase in the foreseeable future.

Seasonality

Our results of operations are subject to seasonal fluctuations. For example, our revenues are relatively lower during the holidays in China, particularly during the Chinese New Year period which occurs in the first quarter of the year, when customers tend to do less shopping, both online and offline. Furthermore, sales in the retail industry are typically significantly higher in the fourth quarter of the year than in the preceding three quarters. This seasonality of our business, however, was not apparent historically as each quarter had greater revenues than the prior quarter due to the rapid growth in sales that we experienced in recent years.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income for the years ended December 31, 2010, 2011 and 2012.

PRC

Our PRC subsidiaries and the consolidated affiliated entity are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC EIT Law and its implementation rules, both of which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our subsidiaries and the consolidated affiliated entity in the PRC are all subject to the tax rate of 25% for the periods presented, except for Vipshop Jianyang that enjoyed the following preferential tax treatment. Vipshop Jianyang was classified as a domestically-owned enterprise in the western regions that is in an industry sector encouraged by the PRC government. Vipshop Jianyang obtained final approval from the local tax bureau to enjoy a preferential enterprise income tax rate of 15% for the period from February 22, 2012 to December 31, 2020. The term “domestically-owned enterprise in an industry sector encouraged by the PRC government” as used herein refers to any enterprise with its primary business falling into the scopes of the encouraged industries stipulated in the existing related policies, including Industrial Restructuring Guidance Catalogue (2011), Industrial Restructuring Guidance Catalogue (2005), Catalogue for the Guidance of Foreign Investment Industries (Revised in 2007), and Catalogues of Foreign-invested Advantage Industries in Central-Western Areas (2008 Revision), and the annual primary business revenue of which accounts for more than 70% of the total enterprise revenue.

We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2010, 2011 and 2012, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties related to income tax matters, if any, in income tax expense.

Under the PRC Enterprise Income Tax Law and its implementation rules, dividends from Vipshop China paid out of profits generated after January 1, 2008, are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of profits generated by Vipshop China before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. The SAT issued Circular 82 on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—It is unclear whether we will be considered a PRC `resident enterprise’ under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC `resident enterprise’ status, our global income may be subject to the 25% PRC enterprise income tax, which could have a material adverse effect on our results of operations.” However, even if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, we do not expect any material change in our net current tax payable balance and the net deferred tax balance as none of these entities had any profit during the periods presented in the consolidated financial statements included elsewhere in this annual report.

The amount of tax loss carry forwards of our PRC subsidiaries and consolidated affiliated entity was US$4.3 million, US$25.8 million and US$7.7 million as of December 31, 2010, 2011 and 2012, respectively. We have provided a valuation allowance for the full amount of the deferred tax assets relating to the future benefit of net operating loss carry forwards of our PRC subsidiaries and consolidated affiliated entity, as our management is not able to conclude that the future realization of such net operating loss carry forwards is more likely than not.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and reported amounts of revenue and expenses during the reporting periods. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Significant accounting estimates reflected in our financial statements include inventory write-down, revenue recognition cut off adjustments, valuation allowance for deferred tax assets, valuation of ordinary shares and preferred shares when the preferred shares were issued, valuation of stock options. Changes in facts and circumstances may result in revised estimates.  The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured. We utilize delivery service providers to deliver goods to our customers directly from our own warehouses. We estimate and defer revenue and the related product costs that are in-transit to the customer, which generally takes about three days. The three-days estimate was determined based on the average delivery days for sales made during the last month of the reporting period, derived from customer locations and delivery reports. A one-day change in the estimated good in-transit period would result in an increase or decrease of US$4.6 million to our net revenues in 2012.

We offer our customers an unconditional right of return for a period of seven days upon receipt of products. We defer revenue until the return period expires as we do not currently have sufficient historical sales information to reasonably estimate the amount of expected returns.

Revenue was recorded on a gross basis, net of surcharges and value added tax of 17% of gross sales. Surcharges are sales related taxes representing the city maintenance and construction tax and education surtax. We have evaluated whether it is appropriate to record the gross amount of product sales and related costs or net amount earned as revenue. We recorded revenue on a gross basis because we have the following indicators for gross reporting: we are the primary obligor of the sales arrangements; we are subject to inventory risks of physical loss; we have latitude in establishing prices and discretion in selecting suppliers; and we assume credit risks on receivables from customers. We retain some general inventory risks despite our arrangements to return goods to some vendors within limited time periods. We generally have the right to return unsold items within a period after the end of a sales event. We typically pay for the purchase order in installments with the last installment paid upon full settlement of the unsold items or returned products we receive from customers. For some products, such as certain sporting goods, which we do not have the right to return the unsold products to the brand partners, we have been able to utilize our strong marketing expertise regarding customer preferences to achieve quick inventory turnover. On an overall basis, most of these above indicators support gross reporting.

Discount coupons and membership reward program

We voluntarily provide discount coupons through certain cooperative websites or through public distributions during our marketing activities. These coupons are not related to prior purchases, and can only be utilized in conjunction with subsequent purchases on our platforms. These discount coupons are recorded as reduction of revenues at the time of use.

We have established a membership reward program wherein our customers earn one point for each Renminbi spent on our platforms. Existing members may also receive extra reward points when customers referred by them make their first purchase. Membership reward points can be either exchanged into coupons to be used in connection with subsequent purchases, or exchanged into free gifts. The expiry dates of these reward points vary based on different individual promotional programs, while the coupons expire three months after redemption. We accrue liabilities for the estimated value of the points earned and expected to be redeemed, which are based on all outstanding reward points related to prior purchases at the end of each reporting period, as we do not currently have sufficient historical data to reasonably estimate the usage rate of these reward points. These liabilities reflect our management’s best estimate of the cost of future redemptions. As of December 31, 2011 and 2012, we recorded deferred revenue related to reward points earned from prior purchases of US$2.6 million and US$10.5 million, respectively.

We do not charge any membership fees to our registered members. New members who register on our platforms or existing members who introduce new members to us are granted free membership reward points, which can be used to redeem coupons for future purchases. These reward points are not related to prior purchases and are recorded as reduction of revenues at the time of use.

Other revenues

We conduct product promotional activities for certain brands on our website. These revenues are recognized on a straight-line basis over the service periods, net of business tax of approximately 5% of service revenues or 6% value-added tax, or VAT, in certain pilot locations as a result of the pilot VAT reform program.

Cost of goods sold

Our cost of goods sold primarily consists of the cost of merchandise sold and inventory write-downs. Our cost of goods sold does not include shipping and handling expenses, payroll, bonus and benefits of our logistic staff or logistics center rental expenses. Our cost of goods sold may not therefore be comparable to other companies which include such expenses in their cost of goods sold.

We recorded US$1.7 million and US$12.2 million in inventory write-downs in 2011 and 2012, respectively. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. The increase in write-downs in 2012 is in line with the significant increase in our inventory and was also due to the more comprehensive policy we established in 2012 in assessing inventory write-downs, which is made possible as our business grow and we acquire more experience and historical data on inventory management.

Inventories

Inventory is stated at the lower of cost or market. Cost of inventory is determined using the identified cost of the specific item sold. We take ownership, risks and rewards of the products purchased from brand partners but have the right to return unsold products to certain brand partners. Adjustments are recorded to write down the cost of inventory to the estimated market value for slow-moving merchandise and damaged goods.  The amount of write down is also dependent upon factors such as whether the goods are returnable to vendors, inventory aging, historical and forecasted consumer demand, and promotional environment. Write-downs are recorded in cost of goods sold.

Share-Based Compensation

Share-based payments made to employees, including employee stock options, ordinary shares transferred to employees with no consideration, and restricted shares issued to employees for which our company has a repurchase option, are recognized as compensation expenses over the requisite service periods. We measure the cost of employee services received in exchange for share-based compensation at the grant date fair value of the awards. We have elected to recognize compensation expense on a straight-line basis over the requisite service period for the entire award with graded vesting provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

2011 stock incentive plan

In March 2011, we adopted the 2011 Plan, which authorizes us to issue up to an aggregate of 7,350,000 ordinary shares of our company to our employees, directors, officers and consultants.

2012 share incentive plan

In March 2012, we adopted our 2012 Plan, under which we are authorized to issue up to an aggregate of 9,000,000 ordinary shares of our company to our employees, directors, officers and consultants. As of the date of this annual report, we have granted options to purchase 231,658 ordinary shares of our company and 1,302,500 restricted shares.

Founders’ unvested shares

Mr. Eric Ya Shen, our chairman and chief executive officer and Mr. Arthur Xiaobo Hong, the vice chairman of our board of directors, who we collectively refer to as our founders, entered into a share restricted agreement with the series A preferred shares investors and us on February 21, 2011. The founders’ unvested ordinary shares under the share restriction agreement were measured at the grant date fair value and recognized as compensation expense over the vesting periods. Of the shares held by the founders, 40% vested immediately, with the remaining shares to be vested in 36 equal and continuous monthly installments for each month starting from February 21, 2011, provided that the founders remain full-time employees of our company at the end of such month. Our company has the option to repurchase the ordinary shares held by our founders in the event a founder ceases to be a full-time employee of our company for any reason. We have an irrevocable and exclusive option to repurchase all the unvested shares held by our founders at par value, and all of the shares (including vested shares) held by the founders at fair market value. On April 11, 2011, our existing shareholders, our company and the series B preferred shares investors entered into an amended and restated share restriction agreement which superseded and replaced in its entirety the original agreement dated February 21, 2011. The amended and restated agreement included the Series B preferred shareholders as additional parties to the agreement, but did not change any of the significant terms of the original share restriction agreement. On December 8, 2011, our company, the ordinary shareholders, and holders of series A and series B preferred shares entered into an agreement to terminate the amended and restated share restriction agreement, which in substance accelerated the vesting of the founders’ unvested ordinary shares to December 8, 2011. Therefore, for the year ended December 31, 2011, we recorded share-based compensation expense of US$63.9 million in connection with the unvested shares of the founders.

Ordinary shares transferred to the vice chairman of our board of directors

On June 15, 2011, Elegant Motion Holdings Limited, a company wholly owned by the Mr. Eric Ya Shen, transferred 1,521,007 ordinary shares to High Vivacity Holdings Limited, a company wholly owned by Mr. Arthur Xiaobo Hong, an employee and vice chairman of our board of directors. The transfer of shares was intended to compensate Mr. Hong for his services as an employee of our company. Mr. Shen determined the number of ordinary shares and executed the share transfer on June 10, 2011. We considered June 10, 2011 as the grant date of the share award. Accordingly, the transaction was recognized as share-based compensation for the past services of Mr. Hong on the grant date. We recognized share-based compensation of US$6.2 million on June 15, 2011, based on the fair value of our ordinary shares of US$4.08 per share on that date, multiplied by 1,521,007 ordinary shares transferred.

The table below sets forth information concerning options, restricted shares and ordinary shares granted to our executives, other employees and a consultant as of December 31, 2012:

Grant Date	Number of ordinary shares underlying options grants / number of ordinary shares granted		Option exercise price per share	Fair value of options at date of grant	Fair value of ordinary shares	Type of valuation(1)	Intrinsic Value(2)
February 21, 2011	18,632,250	(3)	—	—	3.43	Retrospective	N/A
March 18, 2011	1,470,000		0.50	2.95	3.40	Retrospective	12.20
	183,750		0.50	2.96	3.40	Retrospective	12.20
	735,000		0.50	2.96	3.40	Retrospective	12.20
	735,000		0.50	2.94	3.40	Retrospective	12.20
	367,500		0.50	2.96	3.40	Retrospective	12.20
March 28, 2011	945,000		0.50	2.99	3.44	Retrospective	12.20
June 15, 2011	1,521,007		—	—	4.08	Retrospective	N/A
July 10, 2011	50,000		0.50	3.86	4.31	Contemporaneous	12.20
August 30, 2011	819,638		2.52	3.32	4.78	Contemporaneous	10.18
November 30, 2011	551,250		2.52	4.61	6.36	Contemporaneous	10.18
November 30, 2011	1,310,000		2.50	4.43	6.36	Contemporaneous	10.20
February 1, 2012	204,910	(4)	2.52	3.60	4.70	Contemporaneous	10.18
April 16, 2012	452,000		2.50	1.24	2.51	Contemporaneous	10.20
April 16, 2012	101,138	(5)	2.50	1.45	2.51	Contemporaneous	10.20
June 1, 2012	367,500	(6)	—	—	2.76	Contemporaneous	N/A
September 30, 2012	340.000	(6)	—	—	3.75	Contemporaneous	N/A
October 1, 2012	34,000	(6)	—	—	3.70	Contemporaneous	N/A

(1)   We did not have to prepare any financial statements in conformity with U.S. GAAP until we decided to pursue an initial public offering in the U.S. in the third quarter of 2011. In the process of preparing U.S. GAAP financial statements for our initial public offering, we significantly formalized and refined our projections. We believe that these refined projections are more reliable than those previously used. Consequently, our valuations in determining the fair value of our ordinary shares before the availability of the revised financial projections, including as of February 21, 2011, March 18, 2011, March 28, 2011 and June 15, 2011, have all been prepared on a retrospective basis, while the valuations in determining the fair value of our ordinary shares as of July 10, 2011, August 30, 2011 and November 30, 2011, February 1, 2012 and April 16, 2012 have been prepared on a contemporaneous basis.

(2)   Intrinsic value is determined based on the difference between the public offering price and the exercise price of options.

(3)   The 18,632,250 shares were unvested restricted shares held by our founders as of February 21, 2011.

(4)   The 204,910 shares options were issued to our third party consultant.  We measure the equity instruments at their then-current fair values at each of the financial reporting dates, and attributes the changes in those fair values over the future services period until the measurement date has been established.

(5)   The 101,138 shares were issued to two of our independent directors.

(6)   During 2012, a total of 741,500 non-vested shares were granted to an executive officer and employees under the 2012 stock incentive plan.  The fair values of non-vested shares are measured at the fair value of our ordinary shares on the respective grant-dates.

For the February 21, 2011 grants of restricted ordinary shares to our founders, we have calculated the ordinary share value to be US$3.43 per share. The fair value of the shares was determined with the assistance of a third-party valuation firm. To estimate the fair value of the ordinary shares, we first determined our enterprise value by means of a discounted cash flow analysis using the retrospective approach. The cash flow derived by management considered the nature of our business, our future business plan, specific business and financial risks, the stage of development of our operations, and economic and competitive elements affecting our business, industry and market. We also used other general assumptions, including the following: no major changes in the existing political, legal, fiscal and economic conditions in China; no major changes in the current taxation laws in the jurisdictions in which we operate; our ability to retain competent management, key personnel and technical staff to support our ongoing operations; and no significant deviations in industry trends and market conditions from our current economic forecasts. The cash flow is discounted using the weighted average cost of capital of 21.50%, which was benchmarked with discount rates of comparable listed companies. In addition, a lack of marketability discount of 14% was applied to arrive at the estimated enterprise value. The lack of marketability discount takes into consideration the plans for and status of our initial public offering in March 2012.

For the March 18, 2011, March 28, 2011, July 10, 2011 and August 30, 2011, November 30, 2011, February 1, 2012 and April 16, 2012 stock options grants, we have assessed the fair value of our options using the binomial option pricing model, which requires the input of highly subjective assumptions, including the options’ expected exercise multiples, expected volatility, expected dividend yields and risk-free interest rates, and the fair value of the underlying ordinary shares on those dates.

We have attributed the ordinary shares underlying the options a fair value of US$3.40 and US$3.44 as of March 18, 2011 and March 28, 2011, respectively, determined based on a retrospective valuation using the discounted cash flow method prepared with the assistance of the appraiser. For the ordinary shares underlying the options, we have attributed a fair value of US$4.78 and US$6.36 as of August 30, 2011 and November 30, 2011 respectively, determined based on a contemporaneous valuation using the discounted cash flow method, also prepared with the assistance of the appraiser. The methodology for the valuation of ordinary shares on March 18, 2011, March 28, 2011, August 30, 2011 and November 30, 2011 was similar to that used for the valuation of ordinary shares on February 21, 2011 as described above. The cash flow is discounted using the weighted average cost of capital of 21.5%, 21.5%, 20.0% and 19.5% on March 18, 2011, March 28, 2011, August 30, 2011, and November 30, 2011, respectively, which was benchmarked with discount rates of comparable listed companies. In addition, a lack of marketability discount of 13%, 12%, 8%, and 6% was applied respectively to arrive at the estimated enterprise value.

We have attributed to the ordinary shares underlying the options a fair value of US$4.31 as of July 10, 2011, determined based on the linear relationship between the fair value of the ordinary shares as of June 15, 2011 and the fair value of the ordinary shares as of August 30, 2011. We did not use the discounted cash flow method to determine the fair value of the ordinary shares as of July 10, 2011 because of:

•    the substantially smaller number of options granted on July 10, 2011 as compared with those granted on March 18, 2011, March 28, 2011 and August 30, 2011; and

•    our continuing business development according to our business plan between June 15, 2011 and August 30, 2011.

In applying the binomial option pricing model on March 18, 2011, we also made the following assumptions: an expected dividend yield of 0%; a risk-free interest rate of 3.725%; an expected volatility of 56.68%; an option life of 10 years; and an expected exercise multiple of 2.8 times.

In applying the binomial option pricing model on March 28, 2011, we also made the following assumptions: an expected dividend yield of 0%; a risk-free interest rate of 3.778%; an expected volatility of 56.53%; an option life of 10 years; and an expected exercise multiple of 2.2 times.

In applying the binomial option pricing model on July 10, 2011, we also made the following assumptions: an expected dividend yield of 0%; a risk-free interest rate of 4.127%; and expected volatility of 55.26%; an option life of 10 years; and an expected exercise multiple of 2.2 times.

In applying the binomial option pricing model on August 30, 2011, we also made the following assumptions: an expected dividend yield of 0%; a risk-free interest rate of 3.116%; and expected volatility of 54.99%; an option life of 10 years; and an expected exercise multiple of 2.8 times.

In applying the binomial option pricing model on November 30, 2011, we also made the following assumptions: an expected dividend yield of 0%, a risk-free interest rate of 2.853%, an expected volatility of 54.00%, an option life of 10 years, and an expected exercise multiple of 2.2 times for 1,310,000 options granted to employees and 2.8 times for 551,250 options granted to executive officers.

In applying the binomial option pricing model on April 16, 2012, we also made the following assumptions: an expected dividend yield of 0%, a risk-free interest rate of 3.002%, an expected volatility of 53.12%, an option life of 5.13 years for 452,000 options granted to employees and 7.3 years for the 101,138 options granted to the two independent directors, an expected exercise multiple of 2.2 times for 452,000 options granted to employees and 2.8 times the 101,138 options granted to the two directors.

In applying the binomial option pricing model on December 31, 2012 for the re-measurement of the 204,910 options granted to a consultant in February 2012, we also made the following assumptions: an expected dividend yield of 0%, a risk-free interest rate of 2.5362%, an expected volatility of 51.33%, an option life of 4.5 years. Exercise multiple is not considered for options granted to non-employees.

For the purpose of determining the estimated fair value of our share options, we believe that the expected volatility, the expected exercise multiples and the estimated share price of our ordinary shares are the most sensitive assumptions, since we were a privately-held company at the date we granted all our options in 2011 and in February 2012. Changes in these assumptions could significantly impact the estimated fair values of the options calculated by the binomial option pricing model, and change the share-based compensation expense materially in the future from that recorded in current period. Expected volatility was estimated based upon the average stock price volatility of comparable listed companies over a period comparable to the expected term of the options. We believe the average share price volatility of the selected comparable companies is a reasonable benchmark in estimating the expected volatility of our ordinary shares. The expected exercise multiple is the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As we do not have sufficient information on past employee exercise history, we estimated the exercise multiples based on research conducted by Huddart and Lang (1995).

For the June 15, 2011 grants of ordinary shares, we have calculated the fair value of each ordinary share to be US$4.08, determined based on a retrospective valuation using the discounted cash flow method prepared with the assistance of the appraiser. The methodology for the valuation of ordinary shares on June 15, 2011 was similar to the valuation of ordinary shares on February 21, 2011, as described above. The cash flow was discounted using the weighted average cost of capital of 21.00%, which was benchmarked with discount rates of comparable listed companies. In addition, a lack of marketability discount of 10% was applied to arrive at the estimated enterprise value.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We account for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2012, we have provided a valuation allowance for the full amount of the deferred tax assets relating to the future benefit of net operating loss carried forward of certain subsidiaries and the consolidated affiliated entity as we are not able to conclude that the future realization of those net operating loss carry forwards is more likely than not.

Recent Accounting Pronouncements

In December 2011, the FASB issued an authoritative pronouncement on disclosures about offsetting assets and liabilities. Under this pronouncement, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations.

Internal Control Over Financial Reporting

Prior to our initial public offering in March 2012, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. During the audits of our consolidated financial statements as of December 31, 2009 and 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 in connection with the initial public offering of our ADSs in March 2012, we identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The above material weakness related to the lack of comprehensive U.S. GAAP accounting policies, financial reporting and internal control procedures. In particular, we did not have a comprehensive accounting policies manual and financial reporting and closing procedure manual for our finance department, and we did not have sufficient personnel to build and maintain formalized accounting policies and financial policies and financial reporting procedures in accordance with U.S. GAAP.

Throughout 2012, we have implemented a number of measures to address the material weakness and other control deficiencies that have been identified, including, among other things, establishment of a separate internal audit department; and successful implementation of resource planning and warehouse management systems as well as formalized stock-taking systems; development of an accounting manual including formal procedures and policies for U.S. GAAP closing and reporting; engagement of a reputable consulting firm to help us review and improve all procedures and policies for the purposes of compliance with applicable U.S. securities regulations and accounting principles and rules. We have also hired officers and personnel with finance, accounting, SEC reporting and U.S. GAAP experience. For example, we hired for our U.S. GAAP department two more staff members who are licensed CPAs. During 2012, we determined that the above-mentioned material weakness has been remediated.

During 2012, we identified one “significant deficiency” in our internal control over financial reporting as defined in the standards established by PCAOB, and other control deficiencies. The significant deficiency relates to the deficient calculation mechanism of our e-Wallet system. We plan to commit sufficient IT resources to re-write and upgrade the e-Wallet program and establish internal control procedures over the system discrepancies. We also plan to implement a number of measures to address other control deficiencies that have been identified.

However, we cannot assure you that we will remediate our control deficiencies in a timely manner. See “Item 3.D. Key Information—Risk FactorsRisks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in US$, except percentages)
Net revenues	32,582,115	100.0	227,142,876	100.0	692,112,964	100.0
Cost of goods sold(1)	(29,374,315)	(90.2)	(183,801,334)	(80.9)	(537,637,860)	(77.7)
Gross profit	3,207,800	9.8	43,341,542	19.1	154,475,104	22.3
Operating expenses(2):
Fulfillment expenses(3)	(5,809,118)	(17.8)	(45,478,327)	(20.0)	(96,523,444)	(13.9)
Marketing expenses	(2,438,066)	(7.5)	(15,253,325)	(6.7)	(32,272,629)	(4.7)
Technology and content expenses	(562,120)	(1.7)	(5,516,361)	(2.4)	(14,644,113)	(2.1)
General and administrative expenses	(2,843,583)	(8.7)	(84,575,539)	(37.3)	(25,541,812)	(3.7)
Total operating expenses	(11,652,887)	(35.7)	(150,823,552)	(66.4)	(168,981,998)	(24.4)
Other income	78,675	0.2	564,182	0.2	2,563,321	0.4
Loss from operations	(8,366,412)	(25.7)	(106,917,828)	(47.1)	(11,943,573)	(1.7)
Interest expense	—	—	(494,509)	(0.2)	(222,868)	(0.0)
Interest income	564	0.0	122,437	0.1	3,558,013	0.5
Exchange gain (loss)	—	—	18,375	0.0	(157,473)	(0.0)
Loss before income tax	(8,365,848)	(25.7)	(107,271,525)	(47.2)	(8,765,901)	(1.3)
Income tax expense	—	—	—	—	(706,173)	(0.1)
Net loss	(8,365,848)	(25.7)	(107,271,525)	(47.2)	(9,472,074)	(1.4)
Deemed dividend on issuance of Series A Preferred Shares	—	—	(49,214,977)	(21.7)	—	—
Net loss attributable to ordinary shareholders	(8,365,848)	(25.7)	(156,486,502)	(68.9)	(9,472,074)	(1.4)

(1)   Excluding shipping and handling expenses, and including inventory write down which amounted to US$2.6 million, US$1.7 million and US$12.2 million in the years ended December 31, 2010, 2011 and 2012, respectively.

(2)   Including share-based compensation expenses as set forth below:

	For the year ended December 31,
	2010	2011	2012
	(in US$)
Allocation of share-based compensation expenses*
Fulfillment expenses	—	(297,095)	(292,866)
Marketing expenses	—	(184,404)	(169,100)
Technology and content expenses	—	(729,420)	(897,133)
General and administrative expenses	—	(72,716,983)	(6,237,850)
Total	—	(73,927,902)	(7,596,949)

*      The share-based compensation expenses for 2011 included (a) US$63.9 million in share-based compensation expenses in connection with the unvested shares of our co-founders; (b) US$6.2 million in shared-based compensation expenses in connection with a transfer of ordinary shares between our co-founders; and (c) US$3.8 million share-based compensation expenses in connection with share options granted to executive officers and employees. In addition, unrecognized share-based compensation expenses as of December 31, 2011 were US$19.8 million, which were related to the unvested share options granted to our executive officers and employees. The unrecognized share-based compensation expenses were expected to be recognized over a weighted-average period of 3.06 years on a straight-line basis as of December 31, 2011. The share-based compensation expenses for 2012 included US$7.6 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and a consultant. The unrecognized share-based compensation expenses related to share options and non-vested shares were US$14.5 million and US$2.1 million, and were expected to be recognized over a weighted-average period of 2.45 years and 3.62 years on a straight-line basis as of December 31, 2012, respectively. See “—Critical Accounting Policies—Share-Based Compensation” for details.

(3)   Including shipping and handling expenses, which amounted to US$4.3 million, US$29.4 million and US$53.9 million in the years ended December 31, 2010, 2011 and 2012, respectively.

Comparison of the Years Ended December 31, 2011 and 2012

Net Revenues.  Our total net revenues increased from US$227.1 million in 2011 to US$692.1 million in 2012, primarily attributable to the increase in the number of active customers and total orders. The number of our active customers increased significantly from 1.5 million in 2011 to 4.1 million in 2012. The number of our total orders increased from over 7.2 million in 2011 to 21.9 million in 2012, mainly due to the increase in both the number of active customers during the period and the number of average orders per active customer from 4.9 in 2011 to 5.3 in 2012. Consequently, our average net revenues per active customer also increased from US$152 in 2011 to US$168 in 2012. The increases in the foregoing key factors were primarily due to our further optimized product selection, the increase in the number of sales events, the increase in the number of SKUs available on our website as well as the high-quality customer services we provide. We established three logistics centers and set up several regional subsites within our website during 2011, the full utilization of which in 2012 allowed us to cater our product offerings to regional customer demographics and offer additional sales events and SKUs.  93.2% of the total orders we fulfilled in 2012 were placed by repeat customers, as compared to 91.9% in 2011.

Cost of Goods Sold.  Our cost of goods sold increased from US$183.8 million in 2011 to US$537.6 million in 2012, primarily attributable to the significant increase in products procured from our brand partners in line with our significantly higher sales volume.

We recorded US$1.7 million and US$12.2 million in inventory write-downs in 2011 and 2012, respectively. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. The increase in write-downs in 2012 is in line with the significant increase in our inventory and was also due to the more comprehensive accounting policy we established in 2012 in assessing inventory write-downs, which is made possible as our business grows and we acquire more experience and historical data on inventory management.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased from US$43.3 million in 2011 to US$154.5 million in 2012. Our gross margin increased from 19.1% in 2011 to 22.3% in 2012, primarily due to increased economies of scale in sourcing merchandise from our suppliers which in turn increased our bargaining power.

Operating Expenses.  Our operating expenses increased from US$150.8 million in 2011 to US$169.0 million in 2012, primarily due to the following factors:

•    Fulfillment expenses. Our fulfillment expenses increased from US$45.5 million in 2011 to US$96.5 million in 2012. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from US$29.4 million in 2011 to US$53.9 million in 2012. These increases were primarily attributable to the significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits and increase in rental expenses in connection with our expanded warehouse facilities. In 2012, we fulfilled over 21.9 million customer orders, as compared to over 7.2 million customer orders in 2011. Our fulfillment expenses as a percentage of our total net revenues decreased from 20.0% in 2011 to 13.9% in 2012, primarily due to our shift of strategy towards using regional and local delivery services and capacity expansion of regional warehouses. Throughout 2012, we were able to fully utilize the regional logistics centers and warehouses in Guangdong Province, Jiangsu Province, Sichuan Province and Beijing. In addition, our regional logistics centers and warehouses enabled us to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies. This shift to regional delivery companies reduced our shipping and handling expense per order and partially offset the increase in fulfillment expenses.

•    Marketing expenses. Our marketing expenses increased from US$15.3 million in 2011 to US$32.3 million in 2012, primarily attributable to our increased marketing and brand promotion activities. However, our marketing expenses as a percentage of our total net revenues decreased from 6.7% in 2011 to 4.7% in 2012 as our net revenues increased at a faster pace during the same period, which demonstrated our ability to control marketing expenses and leverage word-of-mouth referrals.

•    Technology and content expenses. Our technology and content expenses increased from US$5.5 million in 2011 to US$14.6 million in 2012, primarily attributable to the headcount increase of our IT personnel in connection with our expansion of IT capacities and increased compensation and benefit. However, as a percentage of our total net revenues, our technology and content expenses decrease from 2.4% to 2.1% during the same periods as our net revenues increased at a faster pace during the applicable periods.

•    General and administrative expenses. Our general and administrative expenses decreased from US$84.6 million in 2011 to US$25.5 million in 2012, and as a percentage of our total net revenues, decreased from 37.2% to 3.7% during the same periods. The significant decrease in our general and administrative expenses was primarily due to our cost-control efforts and reduced share-based compensation expenses from US$72.7 million in 2011 to US$6.2 million in 2012.

Other Income.  Our other income amounted to US$2.6 million in 2012, as compared to US$0.6 million in 2011. Our other income in 2012 was primarily due to income derived from providing ancillary services to our suppliers, project-based government grants and tax rebates.

Interest Expense.  Our interest expense decreased from US$0.5 million in 2011 to US$0.2 million in 2012 primarily due to repayment of our bank loans.

Interest Income.  Our interest income increased from US$0.1 million in 2011 to US$3.6 million in 2012 primarily due to our increased cash balance which we used for bank deposits and other investment activities.

Exchange Gain/Loss.  We had an exchange loss of US$157.5 thousand in 2012 as a result of loss incurred when converting our cash balance denominated in U.S. dollars into Renminbi during our operations, which was primarily attributable to the appreciation of the Renminbi against the U.S. dollar in 2012.

Net Loss.  As a result of the foregoing, we recorded a net loss of US$9.5 million in 2012 as compared to a net loss of US$107.3 million in 2011.

Comparison of the Years Ended December 31, 2010 and 2011

Net Revenues.  Our total net revenues increased from US$32.6 million in 2010 to US$227.1 million in 2011, primarily attributable to the increase in the number of active customers and total orders. The number of our active customers increased significantly from 0.3 million in 2010 to 1.5 million in 2011. The number of our total orders increased from over 0.9 million in 2010 to over 7.2 million in 2011, mainly due to the increase in both the number of active customers and the number of average orders per active customer during the period. The increases in the number of active customers and average orders per active customer were primarily due to our further optimized product selection, the increase in our number of sales events, and the increase in the number of SKUs available on our website. We added three logistics centers and set up several regional subsites within our website during 2011, which allowed us to cater our product offerings to regional customer demographics and offer additional sales events and SKUs. Our average net revenues per active customer increased from US$118 in 2010 to US$152 in 2011, mainly attributable to the increase in average orders per active customer from 3.3 in 2010 to 4.9 in 2011. 91.9% of the total orders we fulfilled in 2011 were placed by repeat customers, as compared to 86.7% in 2010.

Cost of Goods Sold.  Our cost of goods sold increased from US$29.4 million in 2010 to US$183.8 million in 2011, primarily attributable to the significant increase in products procured from our brand partners in line with our significantly higher sales volume.

We recorded US$2.6 million and US$1.7 million in inventory write-downs in 2010 and 2011, respectively. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased from US$3.2 million in 2010 to US$43.3 million in 2011. Our gross margin increased from 9.8% in 2010 to 19.1% in 2011, primarily due to the growth in revenues and increased economies of scale in sourcing merchandise from our suppliers which in turn increased our bargaining power. We recorded a lower amount of inventory write-downs in 2011, which also contributed to our gross margin increase during the period.

Operating Expenses.  Our operating expenses increased from US$11.7 million in 2010 to US$150.8 million in 2011 primarily due to our significant business expansion and the US$73.9 million share-based compensation expenses recorded in 2011.

•    Fulfillment expenses. Our fulfillment expenses increased from US$5.8 million in 2010 to US$45.5 million in 2011. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from US$4.3 million in 2010 to US$29.4 million in 2011. These increases were primarily attributable to the significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits and increase in rental expenses in connection with our expanded warehouse facilities. In 2011, we fulfilled over 7.2 million customer orders, as compared to over 0.9 million customer orders in 2010. Our fulfillment expenses as a percentage of our total net revenues increased from 17.8% in 2010 to 20.0% in 2011, primarily due to a more geographically diverse customer base, improved packaging quality, and increased rentals and other expenses incurred associated with the additional logistics centers. Until September 2011, we relied on one logistics center in Guangdong Province in Southern China to support our increasingly national customer base. As we expanded our sales nationwide in 2011, we added logistics centers in Jiangsu Province in Eastern China, Sichuan Province in Western China and Beijing in Northern China. By utilizing these regional logistics centers, we were able to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies. This shift to regional delivery companies reduced our shipping and handling expense per order and partially offset the increase in fulfillment expenses caused by the factors discussed above.

•    Marketing expenses. Our marketing expenses increased from US$2.4 million in 2010 to US$15.3 million in 2011, primarily attributable to our increased marketing and brand promotion activities. However, our marketing expenses as a percentage of our total net revenues decreased from 7.5% in 2010 to 6.7% in 2011 as our net revenues increased at a faster pace during the same period.

•    Technology and content expenses. Our technology and content expenses increased from US$0.6 million in 2010 to US$5.5 million in 2011, and as a percentage of our total net revenues, increased from 1.7% to 2.4% during the same periods. The increase in our technology and content expenses was primarily attributable to higher IT staff compensation and expenses incurred in creating and maintaining content for our significantly increased number of sales events, including professional photography expenses for the curation of products in sales events.

•    General and administrative expenses. Our general and administrative expenses increased from US$2.8 million in 2010 to US$84.6 million in 2011, and as a percentage of our total net revenues, increased from 8.7% to 37.3% during the same periods. The significant increase in our general and administrative expenses was primarily due to an increase in share-based compensation expenses of US$72.7 million and increases in administrative staff compensation and benefits mainly attributable to an increase in headcount and higher rental expenses. For details of our share-based compensation expenses, see “—Critical Accounting Policies—Share-Based Compensation.”

Other Income.  Our other income amounted to US$0.6 million in 2011, as compared to US$78.7 thousand in 2010. Our other income in 2011 was primarily due to income derived from providing ancillary services to our suppliers and a project-based government grant.

Interest Expense.  Our interest expense increased from nil in 2010 to US$0.5 million in 2011 primarily due to an increase in our bank borrowing.

Interest Income.  Our interest income increased from US$564 in 2010 to US$0.1 million in 2011 primarily due to the increased amount of cash held in our bank deposits and the interest earned on short-term investment products .

Exchange Gain.  Our exchange gain increased from nil in 2010 to US$18.4 thousand in 2011, primarily attributable to the appreciation of the Renminbi against the U.S. dollar on the cash balance denominated in Renminbi.

Net Loss.  As a result of the foregoing, we recorded a net loss of US$107.3 million in 2011 as compared to a net loss of US$8.4 million in 2010.

B             Liquidity and Capital Resources

Prior to our initial public offering in March 2012, we financed our operations primarily through the issuance of preferred shares in private placements, unsecured and interest-free working capital loans provided by our shareholders and other related parties and bank loans and in 2011, from cash generated from operating activities. As of December 31, 2010, 2011 and 2012, we had US$1.1 million, US$45.0 million and US$124.5 million, respectively, in cash and cash equivalents. We had held-to-maturity securities with an aggregate outstanding amount of US$86.1 million as of December 31, 2012. Our cash and cash equivalents primarily consist of cash on hand, short-term bank demand deposits and highly liquid investments with maturities of less than three months. We believe that our current cash and cash equivalents, our anticipated cash flows from operations together with the net proceeds that we received from the follow-on public offering that was completed in March 2013 will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2010	2011	2012
	(in US$)
Net cash (used in) from operating activities	(6,573,521)	1,306,775	111,569,205
Net cash used in investing activities	(1,522,333)	(23,813,556)	(83,216,464)
Net cash provided by financing activities	9,137,221	66,785,746	50,170,648
Cash and cash equivalents at beginning of year	287,720	1,111,091	44,954,778
Cash and cash equivalents at end of year	1,111,091	44,954,778	124,472,629

Operating Activities

Net cash from operating activities amounted to US$111.6 million in 2012, which was primarily attributable to a net loss of US$9.5 million, adjusted for certain non-cash expenses consisting primarily of share-based compensation expenses of US$7.6 million and changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected a significant increase in inventories of US$86.4 million, an increase in account receivable of US$2.9 million and an increase in other receivables of US$0.6 million as a result of our increased sales volume and scale of operations. These increases were partially offset by a significant increase in accounts payable of US$105.4 million, primarily attributable to the increased procurement of inventories in connection with our expanded business and our ability to maintain favorable payment terms with our brand partners, an increase in advances from customers of US$40.6 million, primarily attributable to our significant sales growth.

Net cash from operating activities amounted to US$1.3 million in 2011, which was primarily attributable to a net loss of US$107.3 million, adjusted for certain non-cash expenses consisting primarily of share-based compensation expenses of US$73.9 million and changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected a significant increase in inventories of US$64.0 million, an increase in advances to suppliers of US$7.7 million and an increase in other receivables of $8.8 million as a result of our increased sales volume and scale of operations. These increases were partially offset by a significant increase in accounts payable of US$79.7 million, primarily attributable to the increased procurement of inventories in connection with our expanded business and our ability to maintain favorable payment terms with our brand partners, an increase in advances from customers of US$13.1 million, primarily attributable to increased sales volume, and an increase in accrued expenses and other current liabilities of US$23.0 million, primarily reflecting an increase in accrued shipping and handling expenses, accrued advertising expenses, accrued payroll and social benefit provisions. The significant increases in inventories and accounts payable resulted from our significant sales growth and the related increase in products procured from our brand partners in 2011.

Net cash used in operating activities amounted to US$6.6 million in 2010, which was primarily attributable to a net loss of US$8.4 million, adjusted for an inventory write-down and changes in operating assets and liabilities. The inventory write-downs of US$2.6 million primarily reflected the estimated market value of damaged or obsolete inventory. In addition, in the process of our implementation of new IT systems, the relocation of our warehouse and the implementation of improved inventory count procedures, some of our inventory stock items were not properly recorded in the inventory ledger, resulting in a subsequent write-down of the discrepancies in 2010. The adjustment for changes in operating assets and liabilities primarily reflected an increase in inventory of US$8.5 million and an increase in advances to suppliers of US$4.7 million, both reflecting our significant increase in sales in 2010. These increases were partially offset by an increase in accounts payable of US$7.2 million, reflecting our increase in the procurement of inventories to support our business growth; an increase in accrued expenses and other current liabilities of US$3.2 million, reflecting an increase in accrued shipping and handling expenses, other tax payable and accrued advertising expense; and an increase in advances from customers of US$2.1 million, reflecting our increased sales volume in 2010.

Investing Activities

Net cash used in investing activities amounted to US$1.5 million, US$23.8 million and US$83.2 million in the years ended December 31, 2010, 2011 and 2012, respectively. Our net cash used in investing activities in each period was attributable to capital expenditure relating to our leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles and IT software. In addition, net cash used in investing activities in 2012 was also attributable to purchase of held-to-maturity security of US$101.3 million.

Financing Activities

Net cash provided by financing activities amounted to US$50.2 million in 2012, primarily attributable to net proceeds of US$62.7 million received from our initial public offering in March 2012. In addition, we repaid bank borrowing of US$12.7 million in 2012.

Net cash provided by financing activities amounted to US$66.8 million in 2011, primarily attributable to the proceeds from the issuance of series A and series B preferred shares in an aggregate amount of US$51.7 million, shareholders loans of US$1.5 million, the US$1.5 million proceeds from the issuance of ordinary shares and net proceeds from bank borrowings of US$12.7 million.

Net cash provided by financing activities amounted to US$9.1 million in the years ended December 31, 2010, primarily reflecting unsecured and interest free working capital loans provided by our related parties.

Capital Expenditures

Our capital expenditures amounted to US$1.5 million, US$9.6 million and US$12.4 million in the years ended December 31, 2010, 2011 and 2012, respectively. In the past, our capital expenditures were principally used for leasehold improvements, as well as purchases of office and other operating equipment, and IT software. Our future capital expenditures, which are expected to increase significantly in 2013 and 2014, will primarily be used to further expand our fulfillment capabilities and enhance our website and IT systems. We plan to fund these capital expenditures through our existing cash balances, as well as the proceeds of the follow-on public offering.

Holding Company Structure

Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated affiliated entity in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As of December 31, 2012, we set aside general reserve of US$0.3 million.

C             Research and Development, Patents and Licenses, etc.

Research and Development

We have implemented various website and management systems using a combination of our internally developed proprietary technologies and commercially available licensed technologies. We focus our internal development efforts on mobile solutions, warehouse and transportation management systems and several service platforms such as merchant platform, order and payment processing platform, and data platform.

We have adopted a service-oriented architecture supported by data processing technologies which consist of front-end and back-end modules with different functions.  Our network infrastructure is built upon self-owned servers located in data centers operated by major PRC internet data center providers. We have developed most of the key business modules through our internal IT department. We also license software from reputable third-party providers and work closely with them to customize the software for our operations. We have implemented a number of measures to protect against failure and data loss. We have developed a disaster tolerant system for our key business modules which includes real-time data mirroring, daily off-line data back-up and redundancy and load balancing.

Our technology and content expenses consist primarily of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our websites, including model fees and professional photography expenses. We incurred US$0.6 million, US$5.5 million and US$14.6 million in technology and content expenses in 2010, 2011 and 2012.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2012, we owned 12 registered trademarks, copyrights to 17 software products developed by us relating to various aspects of our operations, and 34 registered domain names, including vipshop.com, vipshop.com.cn, vipshop.cn and vipshop.net.

D             Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E             Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F              Tabular Disclosure of Contractual Obligations

We lease office space and certain equipment under non-cancelable operating lease agreements that expire at various dates from March 2013 through December 2020.  These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our lessors. In the years ended December 31, 2010, 2011 and 2012, we incurred rental expenses of US$0.5 million, US$3.2 million and US$7.5 million, respectively. Our purchase obligations as of December 31, 2010 amounted to US$1.2 million, representing our contracted purchase of products from our brand partners. Our purchase obligations as of December 31, 2011 amounted to US$29.9 million, representing our contracted purchase of products from our brand partners.  Our purchase obligations as of December 31, 2012 amounted to US$1.1 million, representing property, equipment and software contract.

The following table sets forth our minimum lease payments under all non-cancelable leases and purchase obligations as of December 31, 2012:

		Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in US$)
Operating lease obligations	85,198,017	13,581,686	27,596,193	23,296,700	20,703,438
Purchase obligations	1,096,251	1,096,251	—	—	—

G             Safe Harbor

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

•    our goals and strategies;

•    our future business development, results of operations and financial condition;

•    the expected growth of the online discount retail market in China;

•    our ability to attract customers and brand partners and further enhance our brand recognition;

•    our expectations regarding demand for and market acceptance of flash sales products and services;

•    competition in our industry;

•    fluctuations in general economic and business conditions in China; and

•    assumptions underlying or related to any of the foregoing.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This annual report also contains certain data and information, which we obtained from various government and private publications, including the Frost & Sullivan Report. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A             Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	41	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	40	Vice Chairman of the Board of Directors, Chief Operating Officer
Bin Wu	39	Director
Jacky Xu	40	Director
Frank Lin	48	Independent Director
Xing Liu	42	Independent Director
Nanyan Zheng	44	Independent Director
Kathleen Chien	43	Independent Director
Chun Liu	45	Independent Director
Donghao Yang	41	Chief Financial Officer
Daniel Kao	47	Chief Technology Officer
Alex Jing Jiang	43	Senior Vice President
Maggie Mei Chuan Hung	45	Senior Vice President
Yizhi Tang	39	Senior Vice President
Xianfeng Cai	43	Vice President, General Manager of Shanghai Branch
Xiaohui Ma	40	Vice President

Mr. Eric Ya Shen is our co-founder and has served as the chairman of our board of directors and chief executive officer since our inception in August 2008. He has over 18 years of experience in the distribution of consumer electronic products in domestic and overseas markets. Since 2001, Mr. Shen has served as the chairman of the board of directors of Guangzhou NEM Import and Export Co., Ltd., a company primarily engaging in the sales of consumer electronic and telecommunication products. Mr. Shen received an EMBA degree from Cheung Kong Graduate School of Business in 2010 and an associate degree in telecommunication from Shanghai Railway College in 1990.

Mr. Arthur Xiaobo Hong is our co-founder and has served as the vice chairman of our board of directors since our inception in August 2008. Mr. Hong has served as our chief operating officer since August 2012.  Mr. Hong has over 12 years of experience in the distribution of consumer electronic products in overseas markets. Mr. Hong has served as chairman of the board of directors of Société Europe Pacifique Distribution, a French company engaging in the distribution of consumer electronic products, since 1998. Mr. Hong graduated from Cheung Kong Graduate School of Business in 2010.

Mr. Bin Wu is an angel investor of our company and has served as our director since our inception in August 2008. Mr. Wu is the director of several privately held companies in China. Mr. Wu received an EMBA degree from Cheung Kong Graduate School of Business in 2006 and a master’s and bachelor’s degree in physics from Lanzhou University in 1998 and 1996, respectively.

Mr. Jacky Xu is an angel investor of our company and has served as our director since our inception in August 2008. Mr. Xu is the director of several privately held companies in China. Mr. Xu graduated from Cheung Kong Graduate School of Business in 2009.

Mr. Frank Lin has served as our director since January 2011. Mr. Lin was elected to our board of directors by DCM Entities under the provisions of our amended and restated shareholders’ agreement. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was chief operating officer of SINA Corporation (NASDAQ: SINA). He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on NASDAQ. Prior to founding SinaNet, Mr. Lin was a consultant at Ernst & Young Management Consulting Group. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of numerous DCM portfolio companies. Mr. Lin received an MBA degree from Stanford University and a bachelor’s degree in engineering from Dartmouth College.

Mr. Xing Liu has served as our director since January 2011. Mr. Liu was elected to our board of directors by Sequoia Entities under the provisions of our amended and restated shareholders’ agreement. Mr. Liu is a managing director of Sequoia Capital China. Prior to joining Sequoia Capital China in 2007, Mr. Liu had over nine years of work experience in investment banking, technology and product development and consulting at Merrill Lynch, Xerox and GlobalSight, respectively. Mr. Liu currently serves on the board of directors of numerous Sequoia Capital China portfolio companies. Mr. Liu received a master’s degree in computer engineering from Syracuse University, an MBA degree from The Wharton School of the University of Pennsylvania and a bachelor’s degree in management information systems from Fudan University.

Mr. Nanyan Zheng has served as our director since March 2012. Mr. Zheng is currently the chief executive officer of 7 Days Groups Holdings Ltd., a leading national economy hotel chain based in China and listed on the NYSE. Mr. Zheng co-founded 7 Days Groups Holdings Ltd. and has been serving as its chief executive officer since October 2004. From 2000 to October 2004, Mr. Zheng worked for Ctrip.com International Ltd., a NASDAQ-listed company and a leading travel service provider in China, and served as vice president and general manager of southern China, and later as vice president of marketing in charge of national marketing. During 2001, Mr. Zheng also worked for the computer center of the Economic and Trade Commission of Guangdong Province. Mr. Zheng received a bachelor’s degree from Sun Yat-Sen University in China.

Ms. Kathleen Chien has served as our director since March 2012. Ms. Chien is currently the chief operating officer and acting chief financial officer of 51job, Inc., a NASDAQ-listed provider of integrated human resource services in China, and an independent director of ChinaCache International Holdings Ltd., a NASDAQ-listed provider of content and application delivery network services in China. Ms. Chien joined 51job, Inc. in 1999 and served as its chief financial officer from 2004 to March 2009. Prior to joining 51job, Inc., Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp. in Taiwan. During her tenure at Bain & Company, Ms. Chien was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operating efficiencies. While at Capital Securities Corp., Ms. Chien completed a number of equity and equity-linked transactions, enabling Taiwanese companies to raise significant capital from the international capital markets. Ms. Chien received her bachelor’s degree in economics from the Massachusetts Institute of Technology and an MBA degree from the Walter A. Haas School of Business at University of California, Berkeley.

Mr. Chun Liu has served as our director since March 2013. Mr. Chun Liu is currently the vice president and managing director of Sohu.com Inc., and chief operating officer of Sohu Video. Prior to joining Sohu, Mr. Liu worked with Phoenix TV from 2000 to 2011. His last position was the executive director and the head of Phoenix TV Beijing Program Center. Earlier in his career, Mr. Liu worked in the Youth Division and News Commentary Department in CCTV, China’s state television broadcaster. As the executive producer of a famous program “News Investigation,” he produced dozens of award winning documentaries. Mr. Chun Liu received an EMBA degree from Cheung Kong Graduate School of Business in China and a master’s degree from the Communication University of China.

Mr. Donghao Yang has served as our chief financial officer since August 2011. Mr. Yang has held senior executive and managerial positions in various public and private companies, including serving as the chief finance officer of Synutra International Inc. (NASDAQ: SYUT) from May 2010 to August 2011, as the chief financial officer of Greater China of Tyson Foods, Inc. (NYSE: TSN) from March 2007 to April 2010, as a finance director of Asia Pacific of Valmont Industries, Inc. (NYSE: VMI) from October 2003 to March 2007, and as a director of China Minmetals Brazil Holding Limited from January 1999 to April 2001. Mr. Yang received an MBA degree from Harvard Business School in 2003 and a bachelor’s degree in international economics from Nankai University in 1993.

Mr. Daniel Kao has served as our chief technology officer since June 2012.  He has over 16 years of experience with leading e-commerce and internet companies in the U.S. and China.  Before joining our company, Mr. Kao was the director of site operation and quality engineering at eBay Inc. (NASDAQ: EBAY) from October 2010 to March 2012. During his tenure at eBay, Mr. Kao focused on customer service enhancements as well as online branding and organization growth strategies.  Prior to that, he was the enterprise architect at AccelOps,  a provider of integrated data center and cloud service monitoring software solutions to enterprises and service providers, from October 2007 to July 2008. In 2007, Mr. Kao co-founded and served as the chief technology officer of AdChina Ltd., a leading integrated internet advertising platform in China, from March 2007 to October 2007.  Mr. Kao received a bachelor’s degree in computer science from Iowa State University in 1995.

Mr. Alex Jing Jiang has served as our senior vice president since November 2012.  Before that, Mr. Jiang served as our vice president from August 2012 to November 2012 and our chief operating officer from February 2011 to August 2012.  Mr. Jiang has over 20 years of experience in China’s retail sector, including over five years of experience in e-commerce in China. Before joining our company, Mr. Jiang founded and served as a director of E-elephant Consulting Company Limited, a company focusing on consulting services in e-commerce and chain retail sectors in China, from 2008 to 2010. Mr. Jiang served as a vice president of Dangdang.com from 2006 to 2007, responsible for the management of finance, human resource, administration and logistics. He served as a senior director of China Resources Vanguard Co. Ltd. from 2003 to 2006 and a manager of Carrefour from 1997 to 2003. Mr. Jiang received his bachelor’s degree in accounting from Chongqing Business School in 1991.

Ms. Maggie Mei Chuan Hung has served as our senior vice president since November 2012. Before that, Ms. Hung served as out vice president from October 2009 to November 2012. She has over 20 years of experience in merchandise retail. Prior to joining us, Ms. Hung served as a vice president of Grand Pacific Mall from 2003 to 2009. Ms. Hung worked as the general manager of Grand Ocean Department Store in Nanjing from 2002 to 2003, as the department manager of Pacific Sogo Department Store in Taipei from 1998 to 2002, and as the manager of Chongqing Pacific Department Store from 1997 to 1998. Ms. Hung received her bachelor’s degree from Ling Tung University in 1991.

Mr. Yizhi Tang has served as our senior vice president since November 2012.  Before that, Mr. Tang served as our vice president from September 2010 to November 2012. Mr. Tang has over 10 years of experience in the logistics industry. Prior to joining us, Mr. Tang served as an operating director of Best Logistics Technology Co., Ltd. from 2009 to 2010. From 2008 to 2009, Mr. Tang served as the head of logistics department of Tesco, responsible for the logistics in the northern China area. From 2006 to 2008, Mr. Tang worked as the senior director of the logistics department of Dangdang.com. Mr. Tang received a master’s degree from Sun Yat-Sen University in 2003 and a bachelor’s degree from Nanjing University of Aeronautics and Astronautics in 1997.

Mr. Xianfeng Cai has served as our vice president since November 2012 and the general manager of our Shanghai branch since January 2011. Prior to joining us, Mr. Cai had served for over 18 years in various roles at IGA Distribution Pty. Ltd., a licensed grocery supermarkets chain in Melbourne, Australia. His last role was general manager responsible for IGA Distribution Pty. Ltd.’s daily business operations. Mr. Cai received a bachelor’s degree in commerce from University of Melbourne in 1992.

Mr. Xiaohui Ma has served as our vice president since November 2012. Mr. Ma joined us in August 2011 as a senior director of marketing. Prior to joining us, Mr. Ma was vice president for marketing at Xiu.com, a fashion shopping business-to-consumer website in China, from September 2008 to July 2011. Previously, Mr. Ma worked at several prominent media and news agencies in China, including serving as planner of China Central Television (CCTV), China’s state television broadcaster, from October 2001 to November 2003, and as editor-in-chief of SINA Corporation (NASDAQ:SINA), a Chinese leading online media company, from November 2003 to March 2006. Mr. Ma graduated from Communication University of China in 2000.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our senior executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay, as expressly required by the applicable law of the jurisdiction where the executive officer is based. The executive officer may terminate the employment at any time with a one-month advance written notice if there is any significant change in the executive officer’s duties and responsibilities that is inconsistent in any material and adverse respect with his or her title and position or a material reduction in the executive officer’s annual salary before the next annual salary review, or if otherwise approved by the board of directors.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to (a) approach our clients, customers, contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (b) assume employment with or provide services to any of our competitors, or engage with, whether as principal, partner, licensor or otherwise, any of our competitors; or (c) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B             Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2012, we paid an aggregate of US$1.7 million in cash to our executive officers, and we paid an aggregate of US$46.6 thousand in cash to our non-executive directors. For stock incentive grants to our officers and directors, see “—Stock Incentive Plans.”

Stock Incentive Plans

2011 Stock Incentive Plan

In March 2011, we adopted our 2011 Plan, in order to attract and retain the best available personnel, to provide additional incentives to employees, directors, officers, consultants and other eligible persons and to promote the success of our business. Under the 2011 Plan, the maximum number of shares may be granted is 7,350,000 ordinary shares. As of the date of this annual report, options to acquire 7,350,000 ordinary shares have been granted under the 2011 Plan.

The following paragraphs summarize the terms of the 2011 Plan.

Plan Administration. The plan administrator is our board or a committee designated by our board.

Awards. We may grant options, restricted shares and restricted share units as well as other rights or benefits, such as share appreciation rights and dividend equivalent rights, under the 2011 Plan.

Award Agreement and Notice of Stock Option Award. Awards granted under the 2011 Plan are evidenced by an award agreement and, in the case of stock options, a notice of stock option award that sets forth the terms, conditions, and limitations for each grant.

Exercise Price. The exercise price of an award shall be determined by the administrator in accordance with the 2011 Plan.

Eligibility. We may grant awards other than incentive stock options to our employees, directors and consultants or those of our related entities. Incentive stock options may be granted only to employees of our company or a parent or a subsidiary of our company.

Term of the Awards. The term of each award grant shall be determined by the plan administrator and stated in the award agreement, provided that the term of incentive stock options shall not exceed 10 years from the date of grant. In the event of an incentive stock option granted to a grantee who, at the time the option is granted, owns shares representing more than 10% of the voting power of all classes of shares of our company or any parent or subsidiary of our company, the term of the incentive stock option shall be five years from the date of grant or such shorter term as may be provided in the award agreement.

Vesting Schedule. The vesting schedule is determined by the plan administrator and set forth in the notice of stock option award and award agreement. Except as unanimously approved by our board, awards granted under the 2011 Plan shall be subject to a minimum four-year vesting schedule calling for vesting no faster than the following: one-fourth of the total ordinary shares subject to the awards shall vest at the first anniversary of the vesting commencement date and one-forty-eighth of the total ordinary shares subject to the awards shall vest at the end of each month thereafter; provided that the awards shall not be exercised or released until the earlier of consumption of a qualified initial public offering or immediately prior to a change in control.  Our initial public offering in March 2012 is a qualified initial public offering under the 2011 Plan.

Transfer Restrictions. Incentive stock options may not be transferred in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the grantee, only by the grantee. Other awards are transferable by will and by the laws of descent and distribution, and during the lifetime of the grantee, may be transferred to the extent and in the manner authorized by the plan administrator.

Termination of Employment or Service. In the event that an award recipient ceases employment with us or ceases to provide services to us, an award may be exercised following the termination of employment or service to the extent provided in the award agreement.

Termination and Amendment of the Plan. Unless terminated earlier, the 2011 Plan will terminate automatically in 2021. Our board has the authority to amend, suspend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no suspension or termination shall adversely affect any rights under awards previously granted.

2012 Share Incentive Plan

In March 2012, we adopted our 2012 Plan, in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The plan permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the plan. The maximum aggregate number of shares that may be issued pursuant to our 2012 Plan is 9,000,000, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of this plan. As of the date of this annual report, options to acquire 282,227 ordinary shares and 1,312,500 restricted shares have been granted under the 2012 Plan.

The following paragraphs describe the principal terms of our 2012 Plan:

Plan Administration. The plan will be administered by a committee of one or more directors to whom the board shall delegate the authority to grant or amend awards to participants other than any of the committee members. The committee will determine the provisions and terms and conditions of each award grant.

Awards and Award Agreement. We may grant options, restricted shares or restricted share units to our directors, employees or consultants under the plan. Awards granted under the plan will be evidenced by award agreements that set forth the terms, conditions and limitations for each award. These may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Option Exercise Price. The exercise price of an option shall be determined by the plan administrator and set forth in the award agreement. It may be a fixed price or a variable price related to the fair market value of our ordinary shares, to the extent not prohibited by applicable laws. Subject to certain limits set forth in the plan, the exercise price may be amended or adjusted in the absolute discretion of the plan administrator, whose determination shall be final, binding and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility. We may grant awards to our employees, directors and consultants or those of any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership or control interest, as determined by our plan administrator. Awards other than incentive share options may be granted to our employees, directors and consultants. Incentive share options may be granted only to employees of our company or a parent or a subsidiary of our company.

Term of the Awards. The term of each award grant shall be determined by our plan administrator, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule. Restricted shares granted under the plan will have either a three-year, a two-year or a one-year vesting schedule. We have the right to repurchase the restricted shares until they have vested.

Transfer Restrictions. Except as otherwise provided by the plan administrator, an award may not be transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution. The plan administrator may permit an award other than an incentive share option to be transferred to or exercised by certain persons related to the participant by express provision in the award or by an amendment to the award.

Corporate Transactions. Except as otherwise provided in an individual award agreement or any other written agreement entered into between a participant and us, our plan administrator may provide for one or more of the following in the event of a change of control or other similar corporate transaction: (i) the termination of each award outstanding under the plan at a specific time in the future, with each participant having the right to exercise the vested portion of the awards during a period of time as determined by the plan administrator; (ii) the termination of any award in exchange for an amount of cash equal to the amount that could have been obtained upon the exercise of the award; (iii) the replacement of an award with other rights or property selected by the plan administrator; (iv) the assumption of the award by our successor, parent or subsidiary, or the substitution of an award granted by our successor, parent or subsidiary, with appropriate adjustments; or (v) payment of an award in cash based on the value of our ordinary shares on the date of the corporate transaction plus reasonable interest on the award.

Amendment and Termination of the Plan. With the approval of our board, the plan administrator may amend, modify or terminate the plan at any time and from time to time. However, no amendment may be made without the approval of our shareholders to the extent that approval is required by applicable laws. The approval of our shareholders would also be required in the event that the amendment increased the number of shares available under our plan, permitted the plan administrator to extend the term of our plan or the exercise period for an option beyond ten years from the date of grant, or resulted in a material increase in benefits or a change in eligibility requirements, unless we decided to follow home country practice.

Grants

The following table summarizes, as of the date of this annual report, the outstanding options we granted to our directors and executive officers under the 2011 Plan and 2012 Plan.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Donghao Yang	*	0.50	August 30, 2011	August 29, 2021
	*	0.50	January 1, 2013	December 31, 2022
Alex Jing Jiang	*	0.50	March 18, 2011	March 17, 2021
Maggie Mei Chuan Hung	*	0.50	March 18, 2011	March 17, 2021
	*	2.52	November 30, 2011	November 29, 2021
Yizhi Tang	*	0.50	March 18, 2011	March 17, 2021
	*	2.52	November 30, 2011	November 29, 2021
Xianfeng Cai	*	0.50	March 18, 2011	March 17, 2021
	*	2.52	November 30, 2011	November 29, 2021
Nanyan Zheng	*	2.50	April 16, 2012	April 15, 2022
Kathleen Chien	*	2.50	April 16, 2012	April 15, 2022
Xiaohui Ma	*	2.50	November 30, 2011	November 29, 2021
Chun Liu	*	2.50	March 22, 2013	March 22, 2023

*      The ordinary shares that the person has right to acquire within 60 days after March 31, 2013 represent less than 1% of the total outstanding ordinary shares of our company.

The following table summarizes, as of this annual report, the outstanding restricted shares we granted to our directors and executive officers under the 2012 Plan.

Name	Number of Ordinary Shares Underlying Restricted Shares	Date of Grant
Frank Lin	*	January 1, 2013
Xing Liu	*	January 1, 2013
Nanyan Zheng	*	January 1, 2013
Kathleen Chien	*	January 1, 2013
Maggie Mei Chuan Hung	*	January 1, 2013
Yizhi Tang	*	January 1, 2013
Xianfeng Cai	*	January 1, 2013
Xiaohui Ma	*	September 30, 2012
	*	January 1, 2013
Daniel Kao	*	June 1, 2012
Chun Liu	*	March 22, 2013

*                 The ordinary shares that the person has right to acquire within 60 days after March 31, 2013 represent less than 1% of the total outstanding ordinary shares of our company.

As of the date of this annual report, other individuals as a group hold options to purchase 2,719,632 ordinary shares of our company, with exercise prices of US$0.50, US$2.50 or US$2.52 per ordinary share, as well as 195,000 restricted shares of our company.

C                                       Board Practices

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our amended and restated memorandum and articles of association, the directors may exercise all the powers of our company to borrow money, mortgage their undertaking, property and uncalled capital and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have three committees under the board of directors, namely the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Kathleen Chien, Mr. Nanyan Zheng and Mr. Chun Liu. Ms. Kathleen Chien, Mr. Nanyan Zheng and Mr. Chun Liu satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Ms. Kathleen Chien is  the chair of our audit committee. We have determined that Ms. Kathleen Chien qualifies as an “audit committee financial expert.” The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence and (d) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

•            appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•            reviewing with the independent auditors any audit problems or difficulties and management’s response;

•            discussing the annual audited financial statements with management and the independent auditors;

•            reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•            reviewing and approving all proposed related party transactions;

•            meeting separately and periodically with management and the independent auditors; and

•            monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien and Mr. Frank Lin. Mr. Nanyan Zheng, Mr. Frank Lin and Ms. Kathleen Chien satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of the NYSE. Mr. Nanyan Zheng is  the chair of our compensation committee. The compensation committee assists the board in reviewing and approving compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•            reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•            reviewing and recommending to the board for determination with respect to the compensation of our directors; and

•            reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien and Mr. Xing Liu. Mr. Nanyan Zheng, Ms. Kathleen Chien and Mr. Xing Liu satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of the NYSE. Mr. Nanyan Zheng is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•            selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•            reviewing annually with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience and diversity;

•            making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•           advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors to us is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or by the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (a) becomes bankrupt or makes any arrangement or composition with his creditors; or (b) dies or is found by our company to be or becomes of unsound mind.

D                        Employees

As of December 31, 2012, we had 5,043 full time employees, compared with 831 and 2,934 employees as of December 31, 2010 and 2011, respectively. We also employ independent contractors and part-time personnel from time to time. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2012:

Operations	Number of Employees
Products	502
Business development, sales and marketing	117
Customer services	327
Technology support	246
Logistics and delivery	3,609
Administration and management	242
Total	5,043

Our success depends on our ability to attract, retain and motivate qualified personnel. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our customers with superior services. We regularly provide our employees with training tailored to each job function to enhance performance and service quality.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we also provide our employees fringe benefits such as free lunches and periodic appreciation payments to employees’ family members. To date, we have not experienced any significant labor disputes.

E                                        Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2013 by:

•            each of our directors and executive officers; and

•            each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 110,300,505 ordinary shares issued and outstanding as of March 31, 2013. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers*:
Eric Ya Shen(3)	17,622,358	16.0
Arthur Xiaobo Hong(4)	13,563,810	12.3
Jacky Xu(5)	4,752,155	4.3
Bin Wu(6)	5,071,191	4.6
Frank Lin(7)	15,906,274	14.4
Xing Liu(8)	—	—
Nanyan Zheng(9)	**	**
Kathleen Chien(11)	**	**
Chun Liu(11)	**	**
Donghao Yang(12)	**	**
Alex Jing Jiang(12)	**	**
Daniel Kao	—	—
Maggie Mei Chuan Hung(12)	**	**
Yizhi Tang(12)	**	**
Xianfeng Cai(12)	**	**
Xiaohui Ma(12)	**	**
All directors and executive officers as a group	58,755,771	52.4

Principal Shareholders:
Sequoia Entities(13)	18,582,272	16.8
Elegant Motion Holdings Limited(14)	17,622,358	16.0
DCM Entities(15)	15,906,274	14.4
High Vivacity Holdings Limited(16)	13,563,810	12.3

*                                         Except for Mr. Frank Lin, Mr. Xing Liu, Mr. Nanyan Zheng, Ms. Kathleen Chien and Mr. Chun Liu, the business address of our directors and executive officers are c/o No. 20 Huahai Street, Liwan District, Guangzhou 510370, People’s Republic of China.

**                                  Less than 1% of our total outstanding shares.

(1)                                     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)                                     For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2013.

(3)                                     Beneficially owned through Elegant Motion Holdings Limited, a British Virgin Islands company. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares.

(4)                                     Beneficially owned through High Vivacity Holdings Limited, a British Virgin Islands company wholly owned by Mr. Hong.

(5)                                     Beneficially owned through Advanced Sea International Limited, a British Virgin Islands company wholly owned by Mr. Xu.

(6)                                     Beneficially owned through Rapid Prince Development Limited, a British Virgin Islands company. Rapid Prince Development Limited is ultimately wholly owned by the Wu Family Trust. Under the terms of the Wu Family Trust, Mr. Wu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares.

(7)                                     Represents (a) 9,231,361 ordinary shares owned by DCM V, L.P., (b) 225,253 ordinary shares owned by DCM Affiliates Fund V, L.P., (c) 3,372,740 ordinary shares owned by DCM Hybrid RMB Fund, L.P., and (d) 3,076,920 ordinary shares, in the form of ADSs, that a DCM Entity has subscribed for and was allocated in our initial public offering in March 2012. DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. are collectively referred to as DCM Entities. Mr. Lin is a director of our company named by DCM Entities. Mr. Lin disclaims beneficial ownership with respect to the shares held by DCM Entities, except to the extent of his pecuniary interest therein. The business address of Mr. Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(8)                                     Mr. Liu is managing director of Sequoia Entities. The business address of Mr. Liu is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

(9)                                     The business address of Mr. Zheng is 10F, 705 GuangzhouDaDaoNan Road, Guangzhou, Guangdong, 510290, People’s Republic of China.

(10)                                The business address of Ms. Chien is Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China.

(11)                                The business address of Mr. Liu is Level 11, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.

(12)                                Certain of our directors and executive officers have been granted options pursuant to our stock incentive plans. See “Item 6.B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Stock Incentive Plans.”

(13)                                Represents (a) 9,629,566 ordinary shares owned by Sequoia Capital China II, L.P., (b) 200,662 ordinary shares owned by Sequoia Capital China Partners Fund II, L.P., (c) 1,546,454 ordinary shares owned by Sequoia Capital China Principals Fund II, L.P., and (d) 7,205,590 ordinary shares owned by Sequoia Capital 2010 CV Holdco, Ltd. Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P. and Sequoia Capital 2010 CV Holdco, Ltd. are collectively referred to as Sequoia Entities. The general partner of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. is Sequoia Capital China Management II, L.P. Sequoia Capital 2010 CV Holdco., Ltd is wholly owned by Sequoia Capital China Venture 2010 Fund, L.P., Sequoia Capital China Venture 2010 Partners Fund, L.P. and Sequoia Capital China Venture 2010 Principals Fund, L.P. (collectively “SCC 2010 Venture Funds”). The SCC 2010 Venture Funds’ general partner is SC China Venture 2010 Management, L.P. The general partner of Sequoia Capital China Management II, L.P. and SC China Venture 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Entities, except to the extent of his pecuniary interest therein. The business address of Sequoia Entities is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

(14)                                Elegant Motion Holdings Limited is a British Virgin Islands company. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. The registered address of Elegant Motion Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(15)                                Represents (a) 9,231,361 ordinary shares owned by DCM V, L.P., (b) 225,253 ordinary shares owned by DCM Affiliates Fund V, L.P., (c) 3,372,740 ordinary shares owned by DCM Hybrid RMB Fund, L.P., and (d) 3,076,920 ordinary shares, in the form of ADSs, that a DCM Entity has subscribed for and was allocated in our initial public offering in March 2012. The general partner of DCM V, L.P. and DCM Affiliates Fund V, L.P. is DCM Investment Management V, L.P., whose general partner is DCM International V, Ltd. DCM International V, Ltd., through DCM Investment Management V, L.P., has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell and Peter W. Moran, the directors of DCM International V, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM V, L.P. and DCM Affiliates Fund V, L.P., except to the extent of each person’s pecuniary interest therein. The business address of DCM V, L.P. and DCM Affiliates Fund V, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States. The general partner of DCM Hybrid RMB Fund, L.P. is DCM Hybrid RMB Fund Investment Management, L.P., whose general partner is DCM Hybrid RMB Fund International, Ltd. DCM Hybrid RMB Fund International, Ltd., through DCM Hybrid RMB Fund Investment Management, L.P., has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell, Jason Krikorian and Peter W. Moran, the directors of DCM Hybrid RMB Fund International, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM Hybrid RMB Fund, L.P., except to the extent of each person’s pecuniary interest therein. The business address of DCM Hybrid RMB Fund, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(16)                                High Vivacity Holdings Limited is a British Virgin Islands company wholly owned by Mr. Hong. The registered address of High Vivacity Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

As of March 31, 2013, 110,300,505 of our ordinary share were issued and outstanding. To our knowledge, 48,425,814 ordinary shares were held of record by three holders in the United States including 38,969,200 ordinary shares held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders as of the date of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A                                      Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B                                       Related Party Transactions

Contractual Arrangements

Our wholly owned subsidiary, Vipshop China, has entered into a series of contractual arrangements with our consolidated affiliated entity, Vipshop Information, and its shareholders, which enable us to exercise effective control over Vipshop Information, receive substantially all of the economic benefits of Vipshop Information through service fees in consideration for the technical and consulting services provided by Vipshop China, and have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in Vipshop Information to the extent permitted under PRC laws, regulations and legal procedures. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entity.”

Private Placement

Prior to 2012, we made various issuances of ordinary shares to our early-stage investors.  In January 2011, we issued and sold a total of 20,212,500 series A preferred shares for US$1.00 per share to our series A preferred shareholders and in April 2011, we issued a total number of 8,166,667 series B preferred shares for US$5.05 per share to our series B preferred shareholders.  All of the series A and series B preferred shares were converted into ordinary shares upon the completion of the initial public offering in March 2012 pursuant to the terms of applicable conversion rights of the holders of respective series of preferred shares.

Shareholders’ Agreement

In April 2011, in connection with the issuance and sale of our series B preferred shares, we and our shareholders entered into a revised shareholders’ agreement, which amended and restated the shareholders’ agreement we previously entered into with the investors of our series A preferred shares.

Under the amended and restated shareholders’ agreement, our preferred shareholders and the holders of ordinary shares converted from our preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration. Except for the registration rights, the shareholders’ rights under the amended and restated shareholders’ agreement terminated automatically upon the completion of our initial public offering in March 2012.

Transactions with Our Directors, Executive Officers and Shareholders

Since our inception in August 2008 through December 31, 2012, our shareholders, namely, Eric Ya Shen, Arthur Xiaobo Hong, Bin Wu, Jacky Xu and Xing Peng, provided certain loans to us for our daily business operations. All of these loans from our ordinary shareholders were unsecured and interest free. As of December 31, 2012, the outstanding loan balances due to shareholders amounted to US$0.8 million.

We also purchased products and goods from companies controlled by certain of our ordinary shareholders, namely, Eric Ya Shen, Bin Wu, Jacky Xu and Xing Peng, in the amount of US$2.4 million, US$6.3 million and US$6.7 million for the years ended December 31, 2010, December 31, 2011 and December 31, 2012, respectively. All of the purchases were made at prices and on terms substantially similar to the prices and terms of purchases from unrelated suppliers. As of December 31, 2011 and 2012, the amounts due to companies controlled by our ordinary shareholders were US$0.8 million and US$0.5 million, respectively, which were unsecured and interest free. As of December 31, 2012, we also recorded an amount of US$0.2 million due from a related entity controlled by Jacky Xu, one of our shareholders, representing prepayments related to purchases of goods.

Employment Agreements

See “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements.”

Share Options

See “Item 6.B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Stock Incentive Plans.”

C                                       Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A                                       Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party license or other rights, breach of contract, labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations and cash flows.

Dividend Policy

We have not paid in the past and do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to the approval of our shareholders and applicable laws. Even if our board of directors decides to declare dividends, their form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual and statutory restrictions and other factors that the board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary of our ADSs in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

We are a holding company incorporated in the Cayman Islands. We principally rely on dividends from our subsidiaries in China and Hong Kong for our cash needs. To pay dividends to us, our subsidiaries in China and Hong Kong need to comply with the applicable regulations. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by Vipshop China in China to fund our cash and financing requirements, and any limitation on the ability of Vipshop China to make payments to us could have a material adverse effect on our ability to conduct our business.”

B                                       Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.          THE OFFER AND LISTING

A                                       Offering and Listing Details

Our ADSs, each representing two of our ordinary shares, have been listed on the NYSE since March 23, 2012. Our ADSs trade under the symbol “VIPS.”

Update until April 9, 2013 (starting from March 23, 2012), the trading price of our ADSs on NYSE ranged from US$4.12 to US$32.48 per ADS.

The following table provides the high and low trading prices on the NYSE for the periods indicated below.

	Trading Price Per ADS
	High (US$)	Low (US$)
Monthly High and Low
April 2013 (through April 9, 2013)	32.48	28.81
March 2013	32.40	23.27
February 2013	28.49	18.03
January 2013	22.81	15.65
December 2012	19.31	11.75
November 2012	13.96	9.90
October 2012	10.67	7.19
Quarterly High and Low
Second Quarter 2013 (through April 9, 2013)	32.48	28.81
First Quarter 2013	32.40	15.65
Fourth Quarter 2012	19.31	7.19
Third Quarter 2012	7.67	4.76
Second Quarter 2012	6.38	4.12
Annual High and Low
2012 (from March 23, 2012 to December 31, 2012)	19.31	4.12

B                                       Plan of Distribution

Not applicable.

C                                       Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the NYSE since March 23, 2012. Our ADSs trade under the symbol “VIPS.”

D                                       Selling Shareholders

Not applicable.

E                                        Dilution

Not applicable.

F                                         Expenses of the Issue

Not applicable.

ITEM 10.        ADDITIONAL INFORMATION

A                                       Share Capital

Not applicable.

B                                       Memorandum and Articles of Association

Our current memorandum and articles of association became effective in March 2012. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

General.  All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their shares. Each holder of our ordinary shares is entitled to one vote for each ordinary share held on matters submitted to a vote of shareholders.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights.  Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or one or more shareholders holding at least 10% of the paid up voting share capital, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than 10% of our voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice to shareholders of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. A special resolution is required for important matters such as a change of name. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares and canceling any shares.

Transfer of Shares.  Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the NYSE may determine to be payable, or such lesser sum as our board of directors may from time to time require, has been paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares in accordance with the company law and the memorandum or articles of association of the company. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.  Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions.  Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•            authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•            limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

C                                       Material Contracts

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company” or elsewhere in this report, we have not entered into any material contract.

D                                       Exchange Controls

See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E                                        Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Travers Thorp Alberga, our special Cayman Islands counsel; to the extent that the discussion relates to matters of PRC tax law, it is the opinion of Han Kun Law Offices, our special PRC counsel; and to the extent that the discussion states definitive legal conclusions under United States federal income tax law as to the material United States federal income tax consequences of an investment in our ADSs or ordinary shares, and subject to the qualifications herein, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

PRC EIT Law

Under the PRC EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning it can be treated in a manner similar to a Chinese enterprise for EIT purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation rules of the EIT Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. Circular 82 issued by the PRC SAT on April 22, 2009 specifies that certain foreign enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (a) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) at least half of the enterprise’s directors with voting rights or senior management reside in the PRC. Although Circular 82, only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in Circular 82, may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

We believe that we are not a PRC resident enterprise and therefore we are not subject to PRC EIT reporting obligations and the dividends paid by us to holders of our ADSs or ordinary shares will not be subject to PRC withholding tax. However, if the PRC tax authorities determine we are a PRC resident enterprise for EIT purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event we are treated as a PRC resident enterprise. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—It is unclear whether we will be considered a PRC `resident enterprise’ under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC `resident enterprise’ status, our global income may be subject to the 25% PRC enterprise income tax, which could have a material adverse effect on our results of operations.”

Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises

Pursuant to SAT Circular 698, issued by the SAT on December 10, 2009, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the foreign investor shall report this Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority concludes that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective from January 1, 2008. On March 28, 2011, the SAT released the SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to SAT Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax rate” refers to the effective tax rate on the gains derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident.

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that acquires our ADSs or ordinary shares and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders that hold or will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, United States expatriates, persons liable for alternative minimum tax, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary of material United States federal income tax considerations does not discuss any state, local, or non-United States tax considerations. Each U.S. Holder is advised to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (c) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (d) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are advised to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below is written on the basis that the representations contained in the deposit agreement are true and all parties to such deposit agreement and any related agreement have been and will be in compliance with the terms in such agreements.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a PFIC for United States federal income tax purposes for any taxable year if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Vipshop Information as being owned by us for United States federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of Vipshop Information for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

Assuming that we are the owner of Vipshop Information for United States federal income tax purposes, we believe that we primarily operate as an online commerce company in China. Based upon our current income and assets and projections as to the value of our ADSs and ordinary shares following the follow-on offering that was completed in March 2013, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the value of our ADSs and ordinary shares, which we cannot control. Among other matters, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for the current or one or more future taxable years.

The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and our assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in the follow-on public offering that was completed in March 2013. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become a PFIC and our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a certain holding period requirement is met (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date). Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and we expect our ADSs to be readily tradable on the NYSE. Accordingly, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradeable on an established securities market in the United States in later years.

In the event that we are deemed to be a PRC “resident enterprise” and are liable to tax under the PRC EIT Law, we should be eligible for the benefits of the United States-PRC income tax treaty (the “U.S.-PRC Treaty”), which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (a) above and which includes an exchange of information provision. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a “resident enterprise” under the PRC EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the U.S.-PRC Treaty may elect to treat the gain as PRC source income. The deductibility of a capital loss may be subject to limitations. Each U.S. Holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (a) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (b) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•            such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•            such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•            such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to individuals or corporations as appropriate for that year; and

•            an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of “marketable stock” may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. In addition, we do not expect that holders of ordinary shares that are not represented by ADSs will be eligible to make a mark-to-market election. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (a) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (b) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election, any gain recognized upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in the income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election and we cease to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not classified as a PFIC. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must file an annual report containing such information as the United States Treasury Department may require and may be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisors concerning the United States federal income tax consequences of purchasing, holding, and disposing of ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the IRS with respect to an investment in the ADSs or ordinary shares, including, among others, IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation). Specific types of holders (as identified in the United States tax compliance rules) will be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certification requirements are satisfied). Each U.S. Holder is advised to consult its tax advisors regarding the application of the United States information reporting and backup withholding rules to its particular circumstances.

Individuals who are U.S. Holders, and who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds US$50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. U.S. Holders who are individuals should consult their own tax advisors regarding their reporting obligations under this legislation.

F                                         Dividends and Paying Agents

Not applicable.

G                                       Statement by Experts

Not applicable.

H                                      Documents on Display

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs. We have also filed with the SEC a related registration statement on F-6 (File No. 333-180029) to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I                                           Subsidiary Information

For a listing of our subsidiaries, see “Item 4.C. Information on the Company—Organizational Structure.”

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing demand deposits and held-to-maturity securities. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure.

Foreign Exchange Risk

All of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the public offerings of our equity securities, most or substantially all of which we expect to convert into Renminbi over time. As the impact of foreign currency risk on our operations was not material in the past, we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated significantly against the U.S. dollar over the following several years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Since reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies such as Euro, in tandem with the U.S. dollar, and like the U.S. dollar it has depreciated against most other freely traded currencies since March 2009. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility, and since that time, the Renminbi has gradually appreciated against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again.

To the extent that we need to convert the U.S. dollars we received from our initial and follow-on public offerings into Renminbi to fund our operations, acquisitions, or for other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of your investment in the company and the dividends that we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADS.

The Renminbi has appreciated significantly against the U.S. dollar during the reporting periods presented, from a rate of RMB6.6000 to US$1.00 as of December 30, 2010 to a rate of RMB6.2301 to US$1.00 as of December 30, 2012. As all of our revenues and most of our expenses are denominated in Renminbi, the changes in the exchange rates of Renminbi against U.S. dollars have not historically materially impacted our results of operations. However, since our reporting currency in the financial statements is U.S. dollars, the translation effect on our revenues and expenses in our income statements has been increasing due to the accelerated appreciation of the Renminbi against the U.S. dollar during the reporting periods, and has been further magnified by the significant increases in our net revenues and total operating expenses during the corresponding periods. For example, during 2011, the Renminbi appreciated against the U.S. dollar from a rate of RMB6.6000 to US$1.00 as of January 3, 2011 to a rate of RMB6.2939 to US$1.00 as of December 30, 2011, resulting in a currency translation increase in our net revenues of US$10.8 million and a currency translation increase in our total operating expenses of US$3.6 million. During 2012, the Renminbi appreciated against the U.S. dollar from a rate of RMB6.2940 to US$1.00 as of January 3, 2012 to a rate of RMB6.2301 to US$1.00 as of December 31, 2012, resulting in a currency translation increase in our net revenues of US$7.1 million and a currency translation increase in our total operating expenses of US$1.6 million.

We are not currently subject to any significant direct foreign exchange risk and accordingly, we have not hedged exposures denominated in foreign currencies, nor do we have any other derivative financial instruments outstanding. Based on the amount of our cash and cash equivalents on hand as of December 31, 2012, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of US$1.2 million to our cash and cash equivalents.

Inflation

Inflation in China has not historically materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 in China were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A                                       Debt Securities

Not applicable.

B                                       Warrants and Rights

Not applicable.

C                                       Other Securities

Not applicable.

D                                       American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Deutsche Bank Trust Company Americas, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Set forth below is a summary of fees holders of our ADSs may be required to pay for various services the depositary may provide:

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank
• Transfer of ADRs	US$1.50 per certificate presented for transfer

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•            Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•            Expenses incurred for converting foreign currency into U.S. dollars.

•            Expenses for cable, telex and fax transmissions and for delivery of securities.

•            Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•            Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•            Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•            Any applicable fees and penalties thereon.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

PART II.

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to:

•                  the registration statement on Form F-1 (File number: 333-179581) for our initial public offering of 11,004,600 ADSs, representing 22,009,200 ordinary shares, which registration statement was declared effective by the SEC on March 22, 2012. Goldman Sachs (Asia) L.L.C. and Deutsche Bank Securities Inc. acted as the representatives of the underwriters in the initial public offering.

•                  The registration statement on Form F-1 (File number: 333-186781), together with the post-effective Registration Statement on Form F-1 (File number: 333-187247) to register additional securities that became effective immediately upon filing, for the follow-on public offering of 7,200,000 ADSs, representing 14,400,000 ordinary shares, by us and the selling shareholders therein, and the underwriters’ full exercise of their option to purchase an additional 1,080,000 ADSs from certain selling shareholders, which registration statement was declared effective by the SEC on March 13, 2013. Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC acted as the representatives of the underwriters in the follow-on public offering.

We received net proceeds of US$61.9 million from our initial public offering and net proceeds of US$90.5 million from our follow-on public offering. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering totaled US$9.6 million, which included US$5.0 million for underwriting discounts and commissions and US$4.6 million for other expenses.  Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our follow-on public offering totaled US$5.5 million, which included US$4.1 million for underwriting discounts and commissions and US$1.4 million for other expenses.

As of December 31, 2012, we used RMB415.7 million of the net proceeds from our initial public offering.

ITEM 15.        CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, our senior management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for new public companies.

Changes in Internal Control over Financial Reporting

Prior to our initial public offering in March 2012, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. During the audits of our consolidated financial statements as of December 31, 2009 and 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 in connection with the initial public offering of our ADSs in March 2012, we identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The above material weakness related to the lack of comprehensive U.S. GAAP accounting policies, financial reporting and internal control procedures. In particular, we did not have a comprehensive accounting policies manual and financial reporting and closing procedure manual for our finance department, and we did not have sufficient personnel to build and maintain formalized accounting policies and financial policies and financial reporting procedures in accordance with U.S. GAAP.

Throughout 2012, we have implemented a number of measures to address the material weakness and other control deficiencies that have been identified, including, among other things, establishment of a separate internal audit department; and successful implementation of resource planning and warehouse management systems as well as formalized stock-taking systems; development of an accounting manual including formal procedures and policies for U.S. GAAP closing and reporting; engagement of a reputable consulting firm to help us review and improve all procedures and policies for the purposes of compliance with applicable U.S. securities regulations and accounting principles and rules. We have also hired officers and personnel with finance, accounting, SEC reporting and U.S. GAAP experience. For example, we hired for our U.S. GAAP department two more staff members who are licensed CPAs. During 2012, we determined that the above-mentioned material weakness has been remediated.

During 2012, we identified one “significant deficiency” in our internal control over financial reporting as defined in the standards established by PCAOB, and other control deficiencies. The significant deficiency relates to the deficient calculation mechanism of our e-Wallet system. We plan to commit sufficient IT resources to re-write and upgrade the e-Wallet program and establish internal control procedures over the system discrepancies. We also plan to implement a number of measures to address other control deficiencies that have been identified.

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Kathleen Chien, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and member of our audit committee, qualifies as an audit committee financial expert.

ITEM 16B.                                CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. In addition, we expect those who do business for us such as consultants, suppliers and collaborators to also adhere to the principles outlined in the code. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-179581) in connection with our initial public offering in March 2012.

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2011	2012
	USD (in thousands)
Audit fees(1)	1,132	685
Audit-related fees(2)	—	—
All other fees(3)	—	48

(1)                  “Audit fees” represent the fees billed and expected to be billed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the independent registered public accounting firm in connection with regulatory filing or engagement for those years.

(2)                  “Audit-related fees” represent the aggregate fees billed and expected to be billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)                  “All other fees” represent the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm other than the services reported in (1) and (2). The fees in 2012 relates to financial process review.

All audit and permitted non-audit services provided by our independent auditors, including audit services, audit-related services, tax services and other services as described above, must be approved in advance by our audit committee.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                               CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Corporate Governance Rules. We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NYSE listing standards.

ITEM 16H.                               MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.                                         FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                                         FINANCIAL STATEMENTS

The consolidated financial statements of Vipshop Holdings Limited are included at the end of this annual report.

ITEM 19.                                         EXHIBITS

Exhibit Number	Document
1.1

Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).

2.1

Form of Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Commission on February 17, 2012).

2.2

Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No.333-181559) filed with the Commission on May 21, 2012)

2.3

Amended and Restated Shareholders’ Agreement, among the Registrant and other parties therein dated as of April 11, 2011 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).

4.1	2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).
4.2	2012 Share Incentive Plan (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).
4.3

Form of Employment Agreement between the Registrant and the executives of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).

4.4

English Translation of the Loan Contract between the Registrant and China Merchants Bank Co., Ltd, Shenzhen Keyuan Sub-Branch dated as of June 30, 2011 (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).

4.5

English Translation of the Loan Contract between the Registrant and China Merchants Bank Co., Ltd, Shenzhen Keyuan Sub-Branch dated as of May 27, 2011 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).

4.6

Amended and Restated Business Operation Agreement, dated as of October 8, 2011, between Guangzhou Vipshop Computer Service Co., Ltd (now Vipshop (China) Co., Ltd.) and Vipshop Information (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).

4.7

Amended and Restated Equity Interest Pledge Agreement, dated as of October 8, 2011, among Guangzhou Vipshop Computer Service Co., Ltd (now Vipshop (China) Co., Ltd.), the shareholders of Vipshop Information and Vipshop Information (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).

4.8

Amended and Restated Exclusive Option Agreement, dated as of October 8, 2011, among Guangzhou Vipshop Computer Service Co., Ltd (now Vipshop (China) Co., Ltd.), the shareholders of Vipshop Information and Vipshop Information (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).

4.9

Power of Attorney, dated as of January 20, 2011 by the shareholders of Vipshop Information (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).

4.10

English Translation of the Exclusive Purchase Framework Agreement between Guangzhou Vipshop Computer Service Co., Ltd (now Vipshop (China) Co., Ltd.) and Vipshop Information (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).

4.11

Form of Indemnity Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).

4.12

Second Amended and Restated Equity Interest Pledge Agreement, dated as of October 17, 2012, among Vipshop China, the shareholders of Vipshop Information and Vipshop Information (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-186781), as amended, initially filed with the Commission on February 21, 2013).

4.13

Second Amended and Restated Exclusive Option Agreement, dated as of October 17, 2012, among Vipshop China, the shareholders of Vipshop Information and Vipshop Information (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-186781), as amended, initially filed with the Commission on February 21, 2013).

4.14

Amended and Restated Power of Attorney, dated as of October 17, 2012, by the shareholders of Vipshop Information (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-186781), as amended, initially filed with the Commission on February 21, 2013).

8.1

Subsidiaries of the Registrant (incorporated by refenrece to Exhibit 21.1 from our F-1 registration statement (File No.333-186781), as amended, initially filed with the Commission on February 21, 2013).

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No.333-179581), as amended, initially filed with the Commission on February 17, 2012).

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Travers Thorp Alberga
101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Scheme Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this annual report on Form 20-F.

**          Furnished with this annual report on Form 20-F

***   XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vipshop Holdings Limited

	By:	/s/ Eric Ya Shen
		Name:	Eric Ya Shen
		Title:	Chairman of the Board of Directors
Chief Executive Officer

Date: April 10, 2013

VIPSHOP HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2011 and 2012	F-3
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for each of the three years in the period ended December 31, 2012	F-4
Consolidated Statements of Shareholders’ Equity (Deficit) for each of the three years in the period ended December 31, 2012	F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2012	F-6
Notes to the Consolidated Financial Statements	F-7

Schedule I—Vipshop Holding Limited Condensed Financial Information as of December 31, 2011 and 2012 and for the period from August 27, 2010 to December 31, 2010 and for each of the two years in the period ended December 31, 2012

F-43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited:

We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited and subsidiaries (the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statements schedule in Schedule I. These consolidated financial statements and the financial statement schedule is the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

February 21, 2013, except for Note 18 (c), as to which the date is March 19, 2013

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data)

	As of December 31,
	2011	2012
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	44,954,778	124,472,629
Restricted deposits (Note 7)	14,214,585	—
Held-to-maturity securities (Note 5)	—	86,097,191
Accounts receivable (Note 3)	4,150, 664	6,990,560
Amounts due from related parties (Note 15(a))	2,101,853	177,237
Other receivables (Note 4)	9,410,481	9,993,887
Inventories	69,742,200	143,963,931
Advance to suppliers	12,626,286	9,569,795
Prepaid expenses	1,077,194	686,876
Total current assets	158,278,041	381,952,106
NON-CURRENT ASSETS
Property and equipment, net (Note 6)	9,148,162	12,637,567
Deposits for property and equipment	—	4,322,217
Other assets	9,117	5,230
Total non-current assets	9,157,279	16,965,014
Total assets	167,435,320	398,917,120
LIABILITIES AND EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of $2,243,711 and $101,556 as of December 31, 2011 and 2012, respectively)	88,020,376	193,455,827
Advance from customers (Including advance from customers of the VIE without recourse to the Company of $15,378,465 and $55,948,713 as of December 31, 2011 and 2012, respectively)	15,381,357	55,948,713
Accrued expenses and other current liabilities (Note 8)
(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $11,825,417 and $24,908,418 as of December 31, 2011 and 2012, respectively)	26,666,502	52,676,443
Amounts due to related parties (Note 15(b)) (Including amounts due to related parties of the VIE without recourse to the Company of $2,992,516 and 789,057 as of December 31, 2011 and 2012, respectively)	3,797,508	1,335,756
Deferred income (Including deferred income of the VIE without recourse to the Company of $2,569,655 and $10,850,319 as of December 31, 2011 and December 31,2012 , respectively)	2,569,655	12,917,567
Bank borrowings (Note 7)	12,710,720	—
Total current liabilities	149,146,118	316,334,306
Total liabilities	149,146,118	316,334,306
COMMITMENTS AND CONTINGENCIES (Note 14)
EQUITY (DEFICIT):
Ordinary shares (US$0.0001 par value, 471,620,833 shares authorized, and 46,234,659 and 101,284,881 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	4,624	10,128
Series A Preferred Shares (US$0.0001 par value, 20,212,500 shares authorized, issued and outstanding as of December 31, 2011)	20,113,898	—
Series B Preferred Shares (US$0.0001 par value, 8,166,667 shares authorized, issued and outstanding as of December 31, 2011)	41,147,021	—
Additional paid-in capital	124,341,953	258,368,448
Accumulated losses	(166,553,261)	(176,025,335)
Accumulated other comprehensive income (loss)	(765,033)	229,573
Total shareholders’ equity	18,289,202	82,582,814
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	167,435,320	398,917,120

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except for share data)

	1.1.2010 to 12.31.2010	1.1.2011 to 12.31.2011	1.1.2012 to 12.31.2012
	$	$	$
Net revenues	32,582,115	227,142,876	692,112,964
Cost of goods sold (including inventory written down of $2,601,368, $1,694,336 and $12,166,659 for the years ended December 31, 2010, 2011 and 2012, respectively)	(29,374,315)	(183,801,334)	(537,637,860)
Gross Profit	3,207,800	43,341,542	154,475,104
Fulfillment expenses (including shipping and handling expenses of $4,318,131, $29,416,463 and $53,897,805 for the years ended December 31, 2010, 2011 and 2012, respectively) (Note 16 (e))	(5,809,118)	(45,478,327)	(96,523,444)
Marketing expenses (Note 16 (e))	(2,438,066)	(15,253,325)	(32,272,629)
Technology and content expenses (Note 16 (e))	(562,120)	(5,516,361)	(14,644,113)
General and administrative expenses (Note 16 (e))	(2,843,583)	(84,575,539)	(25,541,812)
Total operating expenses	(11,652,887)	(150,823,552)	(168,981,998)
Other income	78,675	564,182	2,563,321
Loss from operations	(8,366,412)	(106,917,828)	(11,943,573)
Interest expenses	—	(494,509)	(222,868)
Interest income	564	122,437	3,558,013
Exchange gain (loss)	—	18,375	(157,473)
Loss before income taxes	(8,365,848)	(107,271,525)	(8,765,901)
Income tax expense (Note 12)	—	—	(706,173)
Net loss	(8,365,848)	(107,271,525)	(9,472,074)
Deemed dividend on issuance of Series A Preferred Shares	—	(49,214,977)	—
Net loss attributable to ordinary shareholders	(8,365,848)	(156,486,502)	(9,472,074)
Net loss per share (Note 13)
—Basic	(0.18)	(3.38)	(0.11)
—Diluted	(0.18)	(3.38)	(0.11)
Weighted average numbers of shares used in calculating net loss per share:
—Basic	47,775,000	46,255,574	88,849,206
—Diluted	47,775,000	46,255,574	88,849,206
Net loss	(8,365,848)	(107,271,525)	(9,472,074)
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(195,771)	(569,628)	994,606
Comprehensive loss	(8,561,619)	(107,841,153)	(8,477,468)

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In U.S. dollars, except for share data)

									Accumulated
							Additional		other
	Series A Preferred shares		Series B Preferred shares		Ordinary shares		paid-in	Accumulated	comprehensive
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	losses	income (loss)	Total
		$		$		$	$	$	$	$
Balance as of January 1, 2010	—	—	—	—	47,775,000	4,778	145,805	(1,700,912)	366	(1,549,963)
Net loss	—	—	—	—	—	—	—	(8,365,848)	—	(8,365,848)
Repayment from the shareholders	—	—	—	—	—	—	—	1	—	1
Foreign currency translation	—	—	—	—	—	—	—	—	(195,771)	(195,771)
Balance as of December 31, 2010	—	—	—	—	47,775,000	4,778	145,805	(10,066,759)	(195,405)	(10,111,581)
Net loss	—	—	—	—	—	—	—	(107,271,525)	—	(107,271,525)
Repurchase of ordinary shares	—	—	—	—	(1,837,500)	(184)	(1,837,316)	—	—	(1,837,500)
Issuance of ordinary shares	—	—	—	—	297,159	30	1,499,964	—	—	1,499,994
Issuance of Series A Preferred shares	20,212,500	20,113,898	—	—	—	—	—	—	—	20,113,898
Issuance of Series B Preferred shares	—	—	8,166,667	41,147,021	—	—	—	—	—	41,147,021
Registered capital contributions by shareholders of the VIE	—	—	—	—	—	—	1,390,621	—	—	1,390,621
Deemed dividend on issuance of Series A Preferred shares	—	—	—	—	—	—	49,214,977	(49,214,977)	—	—
Share-based compensation expenses	—	—	—	—	—	—	73,927,902	—	—	73,927,902
Foreign currency translation	—	—	—	—	—	—	—	—	(569,628)	(569,628)
Balance as of December 31, 2011	20,212,500	20,113,898	8,166,667	41,147,021	46,234,659	4,624	124,341,953	(166,553,261)	(765,033)	18,289,202
Net loss	—	—	—	—	—	—	—	(9,472,074)	—	(9,472,074)
Issuance of ordinary shares pursuant to initial public offering	—	—	—	—	22,009,200	2,201	66,020,596	—	—	66,022,797
Direct offering expenses	—	—	—	—	—	—	(3,332,962)	—	—	(3,332,962)
Conversion of Series A Preferred Shares into ordinary shares	(20,212,500)	(20,113,898)	—	—	20,212,500	2,021	20,111,877	—	—	—
Conversion of Series B Preferred Shares into ordinary shares	—	—	(8,166,667)	(41,147,021)	12,682,206	1,268	41,145,753	—	—	—
Proceeds from registered capital contributions by shareholders of the VIE	—	—	—	—	—	—	2,292,763	—	—	2,292,763
Proceeds from issuance of ordinary shares upon exercise of stock options	—	—	—	—	146,316	14	191,519	—	—	191,533
Share-based compensation expenses	—	—	—	—	—	—	7,596,949	—	—	7,596,949
Foreign currency translation	—	—	—	—	—	—	—	—	994,606	994,606
Balance as of December 31, 2012	—	—	—	—	101,284,881	10,128	258,368,448	(176,025,335)	229,573	82,582,814

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share data)

	1.1.2010 to 12.31.2010	1.1.2011 to 12.31.2011	1.1.2012 to 12.31.2012
	$	$	$
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	(8,365,848)	(107,271,525)	(9,472,074)
Adjustments to reconcile net income to net cash by operating activities:
Allowance for doubtful debts	49,042	—	—
Prepaid expenses write-down	—	—	222,999
Inventory write-down	2,601,368	1,694,336	12,166,659
Depreciation of property and equipment	103,193	1,368,824	4,527,122
Amortization of other assets	731	4,453	4,801
Loss on disposal of property and equipment	31,568	61,194	20,670
Impairment loss of property and equipment	—	437,725	—
Share-based compensation expenses	—	73,927,902	7,596,949
Interest income on held-to-maturity securities	—	—	(1,026,325)
Changes in operating assets and liabilities:
Accounts receivable	(935,944)	(2,777,955)	(2,866,381)
Amounts due from related parties	—	(2,101,853)	1,924,616
Other receivables	(649,971)	(8,764,669)	(583,406)
Inventories	(8,471,539)	(64,028,801)	(86,388,390)
Advances to suppliers	(4,696,241)	(7,652, 930)	2,859,976
Prepaid expenses	(57,133)	(1,020,061)	390,318
Accounts payable	7,247,173	79,716,575	105,435,451
Advances from customers	2,117,561	13,072,783	40,567,356
Accrued expenses and other current liabilities	3,195,242	23,025,083	26,009,941
Amounts due to related parties(b)	1,164,032	(856,307)	(168,989)
Deferred income	93,245	2,472,001	10,347,912
Net cash (used in) from operating activities	(6,573,521)	1,306,775	111,569,205
Cash flows used in investing activities:
Purchase of property and equipment	(1,519,205)	(9,592,160)	(12,379,386)
Purchase of other assets	(3,128)	(9,989)	(770)
Proceed from disposal of property and equipment	—	3,178	19,972
(Increase) decrease in restricted deposits	—	(14,214,585)	14,214,585
Purchase of held-to-maturity securities	—	—	(101,302,171)
Proceed from redemption of held-to-maturity securities upon maturities	—	—	16,231,306
Net cash used in investing activities	(1,522,333)	(23,813,556)	(83,216,464)
Cash flows from financing activities:
Proceeds from registered capital contributions by shareholders of the VIE(b)	—	1,390,621	—
Proceeds from bank borrowings	—	17,477,240	—
Repayment to bank borrowings	—	(4,766,520)	(12,710,720)
Loans from shareholders	9,137,220	1,470,635	—
Issuance of Series A Preferred shares(a)	—	10,503,138	—
Issuance of Series B Preferred shares	—	41,223,892	—
Issuance costs of Series A and Series B Preferred shares	—	(175,754)	—
Issuance costs of ordinary shares	1	1,499,994	—
Repurchase of ordinary shares	—	(1,837,500)	—
Proceeds from issuance of ordinary shares in the initial public offering, net of issuance cost	—	—	62,689,835
Proceeds from issuance of ordinary shares upon exercise of stock options	—	—	191,533
Net cash provided by financing activities	9,137,221	66,785,746	50,170,648
Effect of exchange rate changes	(217,996)	(435,278)	994,462
Net increase in cash and cash equivalents	823,371	43,843,687	79,517,851
Cash and cash equivalents at beginning of the period	287,720	1,111,091	44,954,778
Cash and cash equivalents at end of the period	1,111,091	44,954,778	124,472,629

(a)                                 Noncash financing activities: refer to note 11, US$9,709,643 of the Assigned Loan amount was settled with the accumulated shareholder loan due from the Company to the Chairman on February 21, 2011. The rest of the subscription price of US$10,503,138 was settled in cash.

(b)                                 Noncash financing activities: US$2,292,763 registered capital was contributed by shareholders of the VIE via offsetting the accumulated shareholder loan due from the Company to the shareholders on June 14, 2012.

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share data)

1. Organization and principal activities

Vipshop Holdings Limited (the “Company”) was incorporated in the Cayman Islands on August 27, 2010 to be the holding company, its subsidiaries and variable interest entity (“VIE”) is engaged in the provision of operating an online platform. The Company offers high-quality branded products to consumers in the People’s Republic of China (the “PRC”) through flash sales on its vipshop.com website. Flash sales represents a new online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time. At the time of the Company’s incorporation and through the date of the Reorganization as described below, the ownership interest of the Company was held by five individuals indirectly through their respective investment holding companies. These individuals are Mr. Eric Ya Shen(“Mr. Shen”), the Chairman and chief executive officer of the Company, Mr. Arthur Xiaobo Hong, the Vice Chairman of the Board of Directors of the Company (collectively, the “Founders”), and three other investors (the “Original Investors”). The Company, its subsidiaries and consolidated variable interest entity (“VIE”) are collectively referred to as the “Group”.

Vipshop Information Technology Co., Ltd. (“Vipshop Information” or the “VIE”) was incorporated in the PRC on August 22, 2008, to operate an online platform for sales of products. On the date of Reorganization, Vipshop Information are owned by the same five ultimate shareholders of the Company as described above, with the same respective percentage of ownership for each of the five ultimate shareholders.

To comply with PRC laws and regulations that restrict foreign owned enterprises from holding the licenses that are necessary for the operation of internet access, the distribution of online information and the conduct of online commerce, the Company entered into the following transactions (collectively, the “Reorganization”).

On October 22, 2010, the Company incorporated a wholly owned subsidiary, Vipshop International Holdings Limited in Hong Kong (“Vipshop HK”) as the intermediate holding company for Vipshop (China) Co., Ltd. (formerly known as Vipshop Information Computer Service Co. Ltd., the “WOFE”). The WOFE was incorporated on January 20, 2011 in the PRC as a wholly owned subsidiary of Vipshop HK with initial registered capital of RMB10 million (US$1.6 million). On the same day, the WOFE entered into series agreements with Vipshop Information and each of its individual shareholders that are disclosed in the Note 2(b).

The Reorganization has been accounted for as a recapitalization because there was no control or collaborative group established before or after the Reorganization, and the assets and liabilities were recorded at their historical costs. The Company, its subsidiaries and variable interest entity are collectively referred to as the Group. Accordingly, the Group’s consolidated financial statements for the periods presented have been prepared by including the financial statements of the Company, its subsidiaries and the VIE.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

1. Organization and principal activities (Continued)

As of December 31, 2012, the Company’s significant consolidated subsidiaries and VIE consist of the following:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
Guangzhou Vipshop Information Technology Co., Ltd.(“Vipshop Information” or the “VIE”)	August 22, 2008	China	VIE	Online retail
Vipshop International Holdings Limited(“Vipshop HK”)	October 22, 2010	Hong Kong	100%	Investment holding
Vipshop (China) Co., Ltd.(the “WOFE”)	January 20, 2011	China	100%	Warehousing, logistics, procurement, research and development, consulting
Vipshop (Kunshan) E-Commerce Co., Ltd.(“Vipshop Kunshan”)	August 2, 2011	China	100%	Warehousing and logistics
Vipshop (Jianyang) E-Commerce Co., Ltd.(“Vipshop Jianyang”)	February 22, 2012	China	100%	Warehousing and logistics
Vipshop (Beijing) E-Commerce Co., Ltd.(“Vipshop Beijing”)	March 13, 2012	China	100%	Warehousing and logistics
Vipshop (Tianjin) E-Commerce Co., Ltd.(“Vipshop Tianjin”)	July 31, 2012	China	100%	Warehousing and logistics
Guangzhou Pinwei Software Co., Ltd. (“Pinwei Software”)	December 6, 2012	China	100%	Software development and information technology support

2. Summary of Significant Accounting Policies

(a)                                 Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)                                 Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE for which it is deemed the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated on consolidation.

The Company evaluates the need to consolidate its VIE in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

Details of certain key agreements entered into between the WOFE, the VIE and each of its individual shareholders on January 20, 2011 are as follows:

Power of Attorney Agreements:  Each equity holder of Vipshop Information irrevocably authorized the WOFE to exercise the rights related to their shareholdings, including attending shareholders’ meetings and voting on their behalf on all matters, including but not limited to matters related to the transfer, pledge or disposition of their respective equity interests in Vipshop Information, and appointment of the executive directors and senior management of Vipshop Information. The WOFE has the right to appoint any individual or entity to exercise the power of attorney on its behalf. Each power of attorney will remain in effect until the shareholder ceases to hold any equity interest in Vipshop Information.

Exclusive Business Cooperation Agreement:  The WOFE entered into an agreement with Vipshop Information to provide Vipshop Information with technical, consulting and other services. In considerations of these services, Vipshop Information shall pay the WOFE fees equal to 100% of its net income, the rate of service fees may be adjusted upon mutual discussions between the two parties. The WOFE is the exclusive provider of these services for a term of 10 years.

Equity Interest Pledge Agreements:  Each equity holder of Vipshop Information pledged all their respective equity interests in Vipshop Information as security to ensure that Vipshop Information fully performs its obligations under the Exclusive Business Cooperation Agreement, and pays the consulting and service fees to the WOFE when the fees becomes due.

Exclusive Option Agreements:  Each equity holder of Vipshop Information granted the WOFE an irrevocable and exclusive right to purchase, or designate one or more persons to purchase, their equity interest in Vipshop Information at the WOFE’s sole and absolute discretion to the extent permitted by the PRC laws. The purchase price is 10 Renminbi (“RMB”) (US$1.61); if appraisal is required by laws of the PRC at the time when the WOFE exercises the option, the parties shall negotiate in good faith, to make necessary adjustments to the purchase price based on the appraisal result to comply with applicable laws of the PRC.

On October 8, 2011, the WOFE entered into the following amended agreements with Vipshop Information and each of its individual shareholders to replace the respective original agreements entered into on January 20, 2011:

Amended and Restated Exclusive Business Cooperation Agreement:  The WOFE entered into this agreement with Vipshop Information to provide Vipshop Information with technical, consulting and other services. This agreement replaced the original Exclusive Business Cooperation Agreement dated January 20, 2011. There was no significant change of terms from the original agreement except that the service fee to be paid by Vipshop Information to the WOFE in consideration of the services to be provided by the WOFE, shall equal to 100% of the net income of Vipshop Information, provided that the WOFE, at its sole discretion, shall have the right to adjust the rate of the service through written notice. The term of this agreement is ten years from the execution date of October 8, 2011 and may be extended for a period to be determined by the WOFE. The WOFE may terminate this agreement at any time by giving 30 days prior written notice. Vipshop Information has no right to terminate this agreement unless the WOFE commits gross negligence or fraud.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

Amended and Restated Equity Interest Pledge Agreement:  This agreement replaced the original Equity Interest Pledge Agreements entered into on January 20, 2011. There was no significant change of terms from the original agreement. The agreement will remain in effect until all of the obligations of Vipshop Information under the Amended and Restated Exclusive Business Cooperation Agreement have been duly performed or terminated.

Amended and Restated Exclusive Option Agreement:  This agreement replaced the original Exclusive Option Agreement entered into on January 20, 2011. There was no significant change of terms from the original agreement. The term of this agreement is ten years from the execution date of October 8, 2011, which may be extended for a period to be determined by the WOFE.

Exclusive Purchase Framework Agreement:  The WOFE and Vipshop Information entered into this agreement during the third quarter of fiscal 2011. Under this agreement, Vipshop Information agrees to purchase products or services exclusively from the WOFE or its subsidiaries. Vipshop Information and its subsidiaries must not purchase from any third party products or services which the WOFE is capable of providing. The term of this agreement is five years from September 1, 2011. If neither party objects in writing and both parties remain cooperating at the expiration of the agreement, the parties will continue to be bound by this agreement until a new agreement is entered into. Vipshop Information must pay the WOFE for its products an amount, which includes a service fee, based on the unit price and the quantity of the products ordered by Vipshop Information. The WOFE may terminate this agreement at any time by giving 15 days’ prior written notice. Vipshop Information has no right to terminate this agreement unless the WOFE commits gross negligence or fraud.

As explained in Note 1, at the time of the Company’s incorporation and through the date of the Reorganization as described below, the ownership interest of the Company was held by five individuals indirectly through their respective investment holding companies.

In October 2012, the Company effected transfer of 10.4% of equity interest from one of the former shareholder of Vipshop Information to Mr. Shen, an existing shareholder of Vipshop Information, and amended the contractual arrangements the relevant entities had as explained above with Mr. Shen to reflect this transfer. As of December 31, 2012, shareholders of Vipshop Information include Mr. Shen, Mr. Arthur Xiaobo Hong, Mr. Bin Wu and Mr. Xing Peng, holding 52.0%, 26.0%, 11.6% and 10.4% of the total equity interests in Vipshop Information, respectively.

The Company participated significantly in the design of Vipshop Information. Based on the Equity Interest Pledge Agreements and the Amended and Restated Equity Pledge Agreements, the Exclusive Option Agreement and the Amended and Restated Exclusive Option Agreement, and the Power of Attorney Agreements dated January 20, 2011, which has not been subsequently amended, the Company has the ability to effectively control Vipshop Information through the WOFE. The Company is also able to receive a majority of the economic benefits of Vipshop Information, because of its ability to effectively determine the service fees payable by Vipshop Information to the WOFE under the Exclusive Business Cooperation Agreement and the Amended and Restated Exclusive Business Cooperation Agreement, and through the Exclusive Purchase Framework Agreement. Therefore, the Company has determined that it is the primary beneficiary of Vipshop Information and has consolidated its respective results for the periods presented. Other than Vipshop Information, the Company has no interest in any other variable interest entities.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

Risks in relation to the VIE structure

The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The equity holders of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are certain risks related to the VIE arrangements, which include but are not limited to the following:

•                  If the Group’s ownership structure, are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities, including the China Securities Regulatory Commission, would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of the WOFE or the VIE, revoking the business licenses or operating licenses of the WOFE or the VIE, shutting down the Group’s servers or blocking the Group’s website, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, restricting or prohibiting the Group’s use of various funding to finance its business and operations in China, and taking other regulatory or enforcement actions that could be harmful to the Group’s business;

•                  The Group relies on contractual arrangements with the VIE and its equity holders for a majority all of its PRC operations, which may not be as effective as direct ownership in providing operational control;

•                  The Group may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with the VIE and their equity holders in the event of a breach or non-compliance by the VIE or their equity holders; and

•                  Each of the shareholders of the VIE is also a director of the Company, and has a duty of care and loyalty to the Company and its shareholders as a whole under Cayman Islands law. Under the contractual arrangements with the VIE and its shareholders, (a) the Company may replace any such individual as a shareholder of the VIE at the Company’s discretion, and (b) each of these individuals has executed a power of attorney to appoint the WOFE or its designated third party to vote on their behalf and exercise shareholder rights of the VIE. However, the Company cannot assure that these individuals will act in the best interests of the Company should any conflicts of interest arise, or that any conflicts of interest will be resolved in the Company’s favor. These individuals may breach or cause the VIE to breach the existing contractual arrangements. If the Company cannot resolve any conflicts of interest or disputes between the Company and any of these individuals, the Company would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to its operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

Vipshop Information’s total assets, total liabilities, total equity, net revenues, total operating expenses and net (loss) income attributable to the Company and after intercompany eliminations are as follows:

	As of December 31,
	2011	2012
	$	$
Total assets	60,721,481	173,424,245
Current Liabilities:
Accounts payable	(2,243,711)	(101,556)
Advance from customers	(15,378,465)	(55,948,713)
Accrued expenses and other current liabilities	(11,825,417)	(24,908,418)
Amounts due to related parties	(2,992,516)	(789,057)
Deferred income	(2,569,655)	(10,850,319)
Total current liabilities	(35,009,764)	(92,598,063)
Total liabilities	(35,009,764)	(92,598,063)
Total equity	25,711,717	80,826,182

	1.1.2010 to 12.31.2010	1.1.2011 to 12.31.2011	1.1.2012 to 12.31.2012
	$	$	$
Net revenues	32,582,115	226,291,723	691,975,575
Total operating expenses	(11,626,563)	(55,725,479)	(70,858,631)
Net (loss) income	(8,339,525)	(26,409,424)	8,058,229

(c)                                  Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The Group’s management based their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include inventory write-down, revenue recognition cut off adjustments, valuation allowance for deferred tax assets, valuation of ordinary shares and preferred shares when the preferred shares were issued, valuation of stock options. Changes in facts and circumstances may result in revised estimates.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(d)                                 Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand demand deposits and highly liquid investments with maturity of less than three months.

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)                                  Held-to-maturity securities

The Group invests in debt securities which have fixed maturity dates, pay a fixed return on the amount invested and early redemption of these securities is not allowed. The Group classifies these investments as held-to-maturity as it has both the positive intent and ability to hold them until maturity. Held-to-maturity securities are recorded at amortized cost and are classified as short-term, since their contractual maturity dates are less than one year.

(f)                                   Inventories

Inventory is stated at the lower of cost or market. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value for slow-moving merchandise and damaged goods. The amount of write down is also dependent upon factors such as whether the goods are returnable to vendors, inventory aging, historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in cost of goods sold in the consolidated statements of income (loss) and comprehensive income (loss).

(g)                                 Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Gains or losses on dispositions of property and equipment are included in operating income (loss). Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Classification	Estimated useful life
Furniture, fixtures and equipment	2 to 3 years
Leasehold improvements	Over the lease term
Motor vehicles	5 years

Direct and incremental costs related to the construction of assets, including costs under the construction contracts, duties and tariffs, equipment installation and shipping costs, are capitalized. Management estimates the residual value of its furniture, fixtures and equipment and motor vehicles to be 5%.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(h)                                 Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group recorded impairments in the amount of nil, $437,725 and nil for the years ended December 31, 2010, 2011 and 2012, respectively.

(i)                                    Revenue recognition

The Group recognizes revenue from the sale of apparel and accessories, home products, healthcare products and other merchandise through its online platform, including its internet website and cellular phone application. The Group recognizes revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

The Group utilizes delivery service providers to deliver goods to its customers directly from its own warehouses. The Group estimates and defers revenue and the related product costs for goods that are in-transit to the customers.

The Group offers customers with an unconditional right of return for a period of seven days. The Group defers revenue until the return period expires as it does not currently have sufficient historical data related to such sales to reasonably estimate the amount of future returns.

Revenue was recorded on a gross basis, net of surcharges and value added tax (“VAT”) of 17% of gross sales. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group recorded revenue on a gross basis because the Group has the following indicators for gross reporting: it is the primary obligor of the sales arrangements, is subject to inventory risks of physical loss, has latitude in establishing prices, has discretion in suppliers’ selection and assumes credit risks on receivables from customers. The Group also retains some of general inventory risks despite its arrangements to return goods to some vendors within limited time periods.

Discount coupons membership reward program

The Group voluntarily provides discount coupons through certain co-operative websites or through public distributions during its marketing activities. These coupons are not related to prior purchases, and can only be utilized in conjunction with subsequent purchases on the Group’s platforms. These discount coupons are recorded as reduction of revenues at the time of use. The Group has established a membership reward program wherein customers earn one point for one RMB of purchase made on the Group’s platforms. Existing members may also receive extra reward points at the time of the first purchase by those customers referred by them. Membership reward points can be either exchanged into coupons to be used in connection with subsequent purchases, or exchanged into free gifts. The expiry dates of these reward points vary based on different individual promotional programs, while the coupons expire three months after redemption. The Group accrues liabilities for the estimated value of the points earned and expected to be redeemed, which are based on all outstanding reward points related to prior purchases at the end of each reporting period, as it does not currently have sufficient historical data to reasonably estimate the usage rate of these reward points. These liabilities reflect management’s best estimate of the cost of future redemptions. As of December 31, 2011 and 2012, the Group recorded deferred revenue related to reward points earned from prior purchases of $2,569,655 and $10,513,246, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

The Group does not charge any membership fees from its registered members. New members who register on the Group’s platforms or existing members introducing new members to the Group’s website will be granted free membership reward points, which can be used to redeem coupons for future purchases. These reward points are not related to prior purchases and are recorded as reduction of revenues at the time of use.

Amounts collected by delivery service providers but not yet remitted to the Group are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers. Revenues include fees charged to customers for shipping and handling expenses. The Company pays a fee to the delivery service provider and records such fee as shipping and handling expenses.

Other revenues

The Group conducts product promotion activities for certain brands on its website, including advanced and prominent placement of vendors’ products on its website, and technical consultations services related to on-line advertising. These revenues are recognized on a straight-line basis over the service periods, net of business tax of approximately 5% of service revenues.

(j)                                    Cost of goods sold

Cost of goods sold consists primarily of cost of merchandise sold and inventory write-down. The amounts of inventory write-down were $2,601,368, $1,694,336 and $12,166,659 for the years ended December 31, 2010, 2011 and 2012, respectively. Our cost of goods sold does not include shipping and handling expenses, payroll, bonus and benefits of logistic staffs or logistic centers rental expenses, therefore our cost of goods sold may not be comparable to other companies which include such expenses in their cost of goods sold.

(k)                                 Fulfillment expenses

Fulfillment expenses primarily consist of payroll, bonus and benefits of logistics staff, logistics centers rental expenses, shipping and handling expenses and packaging expenses.

(l)                                    Marketing expenses

Marketing expenses primarily consist of payroll, bonus and benefits of marketing staff, advertising costs, agency fees and costs for promotional materials.

The amounts of advertising expenses were $1,994,348, $14,562,477 and $29,332,178 for the years ended December 31, 2010, 2011 and 2012, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(m)                             Technology and content expenses

Technology and content expenses primarily consist of payroll, bonus and benefits of the staff in the technology and system department, telecommunications expenses, model fees and photography expenses.

(n)                                 General and administrative expenses

General and administrative expenses primarily consist of payroll, bonus and benefit costs for retail and corporate employees, legal, finance, information systems, rental expenses and other corporate overhead costs.

(o)                                 Foreign Currency Transactions and Translations

The functional currency of the Company and Vipshop HK are the United States dollar (“US dollar”). The functional currency of all the other subsidiaries and the variable interest entity is RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

The financial statements of the subsidiaries and the variable interest entity have been translated into US dollars for the purposes of consolidation. Assets and liabilities are translated into US dollars based on the rates of exchange existing on the balance sheet date. Equity accounts are translated at historical exchange rates. The statements of operations are translated using a weighted average rate for the period. Translation adjustments have been reported as a separate component of other comprehensive income.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents denominated in RMB amounted to $44,478,829 and $123,300,918 at December 31, 2011 and 2012, respectively.

(p)                                 Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(q)                                 Value added taxes

The Company’s PRC subsidiaries are subject to VAT at a rate of 17% on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods that have generated the gross sales proceeds. The VAT balance is recorded either in other current liabilities or other current receivables on the face of consolidated balance sheets.

(r)                                  Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income (loss) is reported in the consolidated statements of income (loss) and comprehensive income (loss), and other comprehensive income (loss) includes foreign currency translation adjustments.

(s)                                   Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, held-to-maturity securities, amounts due from related parties, other receivables and advances to suppliers. The Group places its cash and cash equivalents and held-to-maturity securities with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise of amounts receivable from product delivery service providers. These amounts are collected from customers by the service providers when products are delivered. The principal amounts of all held-to maturity securities are guaranteed by the issuers. The Group conducts a credit evaluation of these service providers and generally requires a small amount of security deposit. Amounts due from related parties are prepayments related to purchases of goods from the entities controlled by shareholders of the Company. Due to the nature of the relationship, the Company considers there to be no collection risks in regard to amounts due from related parties. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific delivery service providers and other information.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(t)                                    Fair value of financial instruments

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2

applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted deposits, accounts receivable, other receivables, accounts payable, other current liabilities, amounts due from and to related parties and short term bank borrowings, approximate their fair values.

(u)                                 Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the statements of operations on a straight-line basis over the lease periods.

(v)                                 Share-based Compensation

Employee share-based compensation

Share-based payments make to employees, including employee stock options, and restricted shares issued to employees which the Company has a repurchase option, are recognized as compensation expenses over the requisite service periods. The Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the awards. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for the entire award with graded vesting provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

Modification of equity awards

The Group treated a modification of the terms or conditions of an equity award as an exchange of the original award for a new award. The incremental compensation cost as an effect of a modification is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. Total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied. Thus, the total compensation cost measured at the date of a modification shall be the sum of the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date, and the incremental cost resulting from the modification. The Group records the incremental fair value of the modified award, as compensation cost on the date of modification for vested awards, or over the remaining service period for unvested awards.

Non-employee share-based compensation

Share-based compensation make to non-employees are recognized as compensation expenses ratably over the requisite service periods. The Group measures the cost of non-employee services received in exchange for share-based compensation based on the fair value of the equity instruments issued. The Group measures the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions on the measurement date, which is determined as the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or the date at which the counterparty’s performance is complete.

As the quantity and terms of the equity instruments issued to non-employees are known up front, the Group recognizes the cost incurred during financial reporting periods before the measurement date. The Group measures the equity instruments at their then-current fair values at each of the financial reporting dates, and attributes the changes in those fair values over the future services period until the measurement date has been established.

(w)                               Series A & B Convertible Preferred Shares

The Series A convertible preferred shares (“Series A Preferred Shares”) and the Series B convertible preferred shares (“Series B Preferred Shares”) are non-redeemable and classified as permanent equity and have been initially recorded at their fair value upon issuance.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

In March 2012, upon the completion of the Company’s initial public offering, all Series A Preferred Shares and Series B Preferred Shares were automatically converted into ordinary shares.

(x)                                 Earnings (loss) per share

During the period when the preferred shares are outstanding, basic earnings (loss) per share are computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. The Group has determined that its convertible Series A and B Preferred Shares participate in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing earnings (loss) per share. Under this method, net income (loss) applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and convertible Series A and B Preferred shares to the extent that each class may share in income (loss) for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

After the conversion of the preferred shares, basic earnings (loss) per share are computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into ordinary shares.

(y)                                 Recent Changes in Accounting Standards

In December 2011, the FASB issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations.

3. Accounts Receivable

	As of December 31,
	2011	2012
	$	$
Components of accounts receivable are as follows:
Delivery service providers (note)	4,094,082	6,875,717
Other customers	56,582	114,843
Less: allowance for doubtful debts	—	—
Total	4,150,664	6,990,560

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

3. Accounts Receivable (Continued)

The accounts receivable for more than 10% are as follows:

	As of December 31
	2011	2012
Delivery service provider A	35%	—
Delivery service provider B	36%	—
Delivery service provider C	—	18%
Delivery service provider D	—	17%

Note:	For certain sales transactions, delivery service providers will collect payments from the Group’s customers upon delivery of goods, and remit such payments back to the Group on a periodic basis.

4. Other Receivables

	As of December 31
	2011	2012
	$	$
Components of other receivables are as follows:
Deposits (Note)	2,369,131	4,734,991
Cash advanced to staff	163,682	104,310
VAT receivable	6,756,228	4,934,645
Others	121,440	219,941
Total	9,410,481	9,993,887

Note:	Deposits consist of amounts paid to vendors for inventory, advertising, and rental deposits

5. Held-to-maturity securities

As of December 31, 2012, the Group’s held-to-maturity securities consist of five debt securities carried at amortized cost of $86,097,191, which approximate the aggregate fair value. All of these securities mature within one year and are classified as current asset. The amount of unrecognized holding gain as of December 31, 2012 was $1,026,325.

There has been no impairment recognized and no sales of any held-to-maturity securities before maturities during the periods presented.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

6. Property and Equipment, Net

	As of December 31
	2011	2012
	$	$
Cost
Furniture, fixtures and equipment	6,342,363	12,506,256
Leasehold improvements	1,372,451	2,624,050
Motor vehicles & Software	2,891,793	3,613,056
Sub-total	10,606,607	18,743,362
Less: accumulated depreciation	(1,458,445)	(6,105,795)
Property and equipment, net	9,148,162	12,637,567

	1.1.2010 to 12.31.2010	1.1.2011 to 12.31.2011	1.1.2012 to 12.31.2012
	$	$	$
Depreciation expenses were charged to:
Fulfillment expenses	—	352,921	2,265,757
Marketing expenses	—	2,128	6,648
Technology and content expenses	—	360,194	1,634,180
General and administrative expenses	103,193	653,581	620,537
Total	103,193	1,368,824	4,527,122

During the year ended December 31, 2011, the Group has recognized impairment loss of leasehold improvements in the amount of US$437,725. The amount has been charged to general and administrative expenses, as such loss relates to a leased office premise that has no future expected usage due to change of business plan.

7. Bank borrowings

The Group had short term loans from banks in the total amount of US$12,710,720 and nil outstanding as of December 31, 2011 and 2012 respectively. The interest rates on the loans ranged from 105% to 120% of the benchmark interest rate quoted by the People’s Bank of China, the average interest rate was 7.11% for the period ended December 31, 2011. The restricted deposits of US$14,214,585 and nil as of December 31, 2011 and 2012 respectively, represent fixed guarantee deposits required by a bank for the loan and bank facility provided.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

8. Accrued Expenses and other current liabilities

	As of December 31,
	2011	2012
	$	$
Accrued advertising expense	1,458,279	6,442,327
Accrued shipping and handling expenses	7,156,721	16,979,115
Accrued payroll	2,660,630	8,049,376
Social benefit provision	1,599,125	2,189,601
Deposits from delivery service providers	1,091,056	3,730,277
Other tax payable	10,383,025	9,513,784
Accrued rental expenses	180,412	1,580,588
Accrued administrative expenses	331,226	2,028,619
Others	1,806,028	2,162,756
Total	26,666,502	52,676,443

9. Employee Retirement Benefit

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions and accruals made for such employee benefits was $548,282, $2,651,763 and $5,280,299 for the years ended December 31, 2010, 2011 and 2012, respectively.

10. Distribution of Profit

Pursuant to laws applicable to entities incorporated in the PRC, the PRC subsidiaries are prohibited from distributing their statutory capital and are required to appropriate from PRC GAAP profit after tax to other non-distributable reserve funds after offsetting accumulated losses from prior years, until the cumulative amount of such reserve fund reaches 50% of their registered capital. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation at 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other fund are at the discretion of the subsidiaries.

The general reserve is used to offset future extraordinary losses. A subsidiary may, upon a resolution passed by the shareholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiary. The enterprise expansion reserve is for the expansion of the subsidiary’s operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law, and are not distributable as cash dividends to the Group.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

10. Distribution of Profit (Continued)

Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries transferred nil, nil and $266,478 to general reserve during the year ended December 31, 2010, 2011 and 2012, respectively.

11. Capital Structure

On August 27, 2010, the Company was incorporated with authorized and issued share capital of $50,000 divided into 50,000 ordinary shares of par value of US$1.0 each to Mr. Eric Ya Shen, the Chairman and chief executive officer of the Company, Mr. Arthur Xiaobo Hong, the Vice Chairman of the Board of Directors of the Company (collectively, the “Founders”) and three other investors (the “Original Investors”).

On November 22, 2010, the Company subdivided its share capital into 500,000,000 shares at par value of US$0.0001 each. On the same day, the Company redeemed and cancelled 499,990,000 issued shares owned by the existing shareholders on a pro rata basis, at par value of US$0.0001 per share. As a result of these transactions, there were 10,000 issued and outstanding ordinary shares at par value of US$0.0001 per share.

Issuance of Series A Preferred Shares

In preparation for the issuance of the Company’s Series A Preferred Shares, the Series A Preferred Shares investors entered into three loans agreements with the Chairman of the Company on July 20, 2010, October 14, 2010 and December 17, 2010, with an aggregated amount of $9,709,643. Pursuant to these three loan agreements, the entire outstanding principals had been converted into the number of Series A Preferred Shares upon issuance of such shares. During 2010, the Chairman utilized the majority of the proceeds from these three loans to finance the operation of the Company through shareholder loans (refer to note 15).

On January 24, 2011, the Company, the Series A Preferred Share investors and the Chairman of the Company entered into the Loan Assignment and Assumption Agreement, pursuant to which the Chairman of the Company assigned the entire principal of the three loan agreements entered into with the Series A Preferred Shares investors to the Company (the “Assigned Loans”).

On January 31, 2011, the Company re-designated its authorized share capital of $50,000 divided into (a) 479,787,500 ordinary shares of par value of US$0.0001 each and (b) 20,212,500 Series A Preferred Shares of par value of US$0.0001 each. On the same day, the Company issued 47,765,000 ordinary shares to its five original investors in the same proportion of their existing ownership. As a condition to the closing of the Series A Preferred Shares subscription, the Company also repurchased 1,837,500 ordinary shares from one of its Original Investors, Rapid Prince Development Limited (“Rapid Prince”), a company wholly owned by Mr. Bin Wu at an aggregate purchase price of $1,837,500 and these shares were cancelled on the same day.

On January 31, 2011, the shareholders and directors of the Company also resolved to reserve 7,350,000 ordinary shares for future issuance under the employee stock incentive plan to be adopted by the Company (the “ESOP”).

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

11. Capital Structure (Continued)

On February 21, 2011, 20,212,500 Series A Preferred Shares of US$0.0001 each were issued to investors for $20,212,781 or US$1 each. Concurrently, the Company entered into a Convertible Loan Agreement with the Series A Preferred Share investors, also the lenders of the three Assigned Loans, which converted the entire assigned loan amounts into part of the subscription price for Series A Preferred Shares upon closing.

The Assigned Loan amount was settled with the accumulated shareholders loan due from the Company to the Chairman on February 21, 2011. The rest of the subscription price of US$10,503,138 was settled in cash on February 23, 2011.

Each Series A Preferred Share were convertible, at the option of the holder, at any time after the date of issuance, into one ordinary share of the Company, subject to certain anti-dilution adjustments such as share splits and combination, adjustment for ordinary share dividends and distributions, reorganization and mergers. Each Series A Preferred Share were automatically converted into ordinary shares of the Company upon the closing of an initial public offering of the Company in the United States or on a reputable stock exchange determined by the Company, with gross proceeds to the Company of not less than $30,000,000 (the “Qualified IPO”), or in the event that holders of two-thirds of the Series A Preferred Shares then outstanding elect to convert. Each Series A Preferred Share carried such number of votes as was equal to the number of votes of ordinary shares then issuable upon the conversion of such Series A Preferred Shares, and was entitled to dividend declared or paid on ordinary shareholders on an as-if-converted basis.

Upon a liquidation event, the Series A Preferred Shares were entitled to receive out of the assets of the Company available for distribution to its members, prior and in preference to any distribution to ordinary shareholders, the amount of 120% of the Series A Preferred Shares subscription price, adjusted for certain anti-dilutive events, plus all declared but unpaid dividends and distribution on such Series A Preferred Shares. The Series A Preferred Shares were not redeemable at the option of the holders.

As another condition to the closing of the Series A Preferred Shares, the Founders and the Original Investors of the Company, entered into the Share Restriction Agreement with the Series A Preferred Share investors and the Company on February 21, 2011. Pursuant to which the Founders and the Original Investors are prohibited from transferring, selling, assigning, pledging or disposing in any way their equity interest in the Company before such shares are vested.

The shares held by the Founders were 40% vested immediately, with the remaining shares to be vested in 36 equal and continuous monthly installments for each month starting from February 21, 2011; provided that the Founders remain full-time employees of the Group at the end of such month. A total of 18,632,250 unvested share were held by the Founders as of February 21, 2011. The shares held by the Original Investors, were 25% vested on February 21, 2012, with the remaining shares to be vested in 36 equal and continuous monthly installments for each month starting from February 21, 2012. The Company had the option to repurchase the ordinary shares held by the Founders in the event a Founder ceased to be a full-time employee of the Group for any reasons. The Company had an irrevocable and exclusive option to repurchase all the unvested shares held by Founders at par value, and all the shares (including vested shares) held by the Founders at fair market value. The Founders and the Original Investors also agreed not to transfer their equity interest in the Company during the 180 day period following the effective date of the Company’s first registration statement, or such shorter periods as may be requested by the managing underwriter. The Share Restriction Agreement was terminated upon the closing of the Qualified IPO.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

11. Capital Structure (Continued)

This Share Restriction Agreement between the Founders and the Company was accounted for as a reverse stock split follow by the grant of a restricted stock award under a stock-based compensation plan. Accordingly, the Group measured the fair value of the unvested shares of the Founders at grant date and recognizes the whole amount as compensation expense (refer to note 16(b)).

As a result of all the above transactions, the Company had an authorized capital of US$50,000 divided into (a) 479,787,500 ordinary shares of a par value of US$0.0001 each, 45,937,500 of which had been issued and outstanding, and (b) 20,212,500 Series A Preferred Shares of par value of US$0.0001 each, all of which had been issued and outstanding. All ordinary shares and per share data had been retroactively restated, unless otherwise indicated, in the accompanying consolidated financial statements and notes to the financial statements for all periods presented to reflect the impact of the above transactions.

The Group recorded the initial carrying amount of the convertible non-redeemable Series A Preferred Shares as equity at US$20,113,898, which was the total proceed from the issuance of the shares offset by the direct costs of equity issuance of US$98,883.

The fair value of Series A Preferred Shares on issuance date of February 21, 2011 was determined to be US$3.75 per share, and the fair value of ordinary shares of the Company was determined to be US$3.43 per share on that day. Series A Preferred Shareholders paid approximately US$1.00 per share.

When estimating the fair values of the ordinary shares as of the issuance date. The Group first determined its enterprise value by means of a discounted cash flow analysis. The discounted cash flow derived by management considered the Group’s future business plan, specific business and financial risks, the stage of development of the Group’s operations and economic and competitive elements affecting the Group’s business, industry and market, and with reference to equity transactions of the Company. The Group then allocated the resulting enterprise value between the ordinary shares and Series A Preferred Shares. The fair values of the shares were determined with the assistance of an independent valuation firm.

The Company recognized a deemed dividend of US$49,214,977 for the beneficial conversion feature (“BCF”) the Series A Preferred Shareholders received, which is equal to the amount of the intrinsic value of the conversion feature. The intrinsic value was calculated at the commitment date of February 21, 2011, as the difference between the effective conversion price based on the proceeds received of approximately US$1.00 per share and the fair value of the ordinary shares of US$3.43 per share into which the Series A Preferred Shares are convertible, multiplied by the number of ordinary shares into which the Series A Preferred Shares was convertible.

Issuance of Series B Preferred Shares

On April 11, 2011, in preparation for the closing of the subscription of the 8,166,667 Series B Preferred Shares, the Company re-designated its authorized capital of US$50,000 to be divided into (a) 471,620,833 ordinary shares of par value of US$0.0001 each, (b) 20,212,500 Series A Preferred Shares of par value of US$0.0001 each, and (c) 8,166,667 Series B Preferred Shares of par value of US$0.0001 each. All of the issued and outstanding 45,937,500 ordinary shares and 20,212,500 issued and outstanding Series A Preferred Shares remain unchanged. On the same date, 8,166,667 Series B Preferred Shares were issued to investors, for a total consideration of US$41,223,892 (approximately $5.05 per Series B Preferred Share).

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

11. Capital Structure (Continued)

Series B Preferred Shareholders had the same rights as Series A Preferred Shareholders as described above, except a different liquidation preference. Upon a liquidation event, and the valuation of the liquidation event was more than RMB5 billion, the holders of the Series B Preferred Shares was entitled to receive on a pro rata basis, the RMB$100 million prior to any distribution to the holders of any other class of shares. After such distribution, the holders of the Series B Preferred Shares was entitled to receive the amount equal to 135% of the Series B Preferred Shares purchase price, plus all declared but unpaid dividends and distributions on such Series B Preferred Shares. Lastly, if there were still any assets or funds, then each holder of Series A Preferred Shares were entitled to receive their distribution at 120% of the Series A purchase price as described above.

On April 11, 2011, the Company also adopted the Second Amended and Restated Memorandum and Articles of Association, which raised the amount of the Qualified IPO to an offering with gross proceeds to the Company of not less than $150,000,000. Based on the Second Amended and Restated Memorandum and Articles of Association, each Series A and B Preferred Share were automatically converted into ordinary share upon the closing of the Qualified IPO or with the written consent of the holders of two-thirds of the Series A and B Preferred Shares then outstanding.

On April 11, 2011, the Company, the Founders, the Original Investors, Series A and B Preferred Shareholders, entered into the Amended and Restated Share Restriction Agreement (the “Amended SRA”) which superseded and replaced in its entirety the Share Restriction Agreement dated February 21, 2011 (the “Original SRA”). The Amended SRA included the Series B Preferred Shareholders as an addition party to the agreement, but did not change any of the significant terms of the Original SRA.

The Group recorded the initial carrying amount of the convertible non-redeemable Series B Preferred Shares as equity at US$41,147,021, which was the total proceed from the issuance of the shares offset by the direct costs of equity issuance of US$76,871.

The fair value of Series B Preferred Shares on issuance date of April 11, 2011 was determined to be US$5.04 per share, and the fair value of ordinary shares of the Company was determined to be US$3.79 per share on that day. Series B Preferred Shareholders paid approximately US$5.05 per share. Accordingly, there is no BCF related to the issuance of Series B Preferred Shares.

The Group determined the fair value of its Series B Preferred Shares and ordinary shares on April 11, 2011 using the same methodologies as its February 21, 2011 valuations described above.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

11. Capital Structure (Continued)

Ordinary shares transactions in June 2011

On June 15, 2011, the Chairman and two of the Original Investors, collectively through their respective investment holding companies, transferred 215,431 ordinary shares to Rapid Prince at nil consideration, to correct for an unintended error in earlier share distributions.

On the same date, Elegant Motion Holdings Limited (“Elegant Motion”), a company wholly-owned by the Chairman, transferred 1,521,007 ordinary shares of the Company to High Vivacity Holdings Limited (“High Vivacity”), a company wholly-owned by the Mr. Arthur Xiaobo Hong at nil consideration. This transaction was conducted to redistribute the Founders’ diluted shareholdings of the Company to align their original agreed upon shareholdings after taken into the effect of the dilutions incurred from the issuance of Series A and B Preferred Shares and the ESOP. As Mr. Arthur Xiaobao Hong is the Group’s Founder and has served as the Vice Chairman of the Board of Directors of the Group since its inception, the Company considers the transfer of 1,521,007 ordinary shares from Elegant Motion to High Vivacity a compensation for past services. Accordingly, the Group recognized a stock based compensation of US$6,205,709 on the date of grant based on the fair value of the Company’s ordinary share of US$4.08 per share on June 15, 2011, multiple by 1,521,007 ordinary shares transferred (refer to note 16(c)).

Further, the Company also issued 198,106 ordinary shares to Elegant Motion and 99,053 ordinary shares to High Vivacity at an aggregate price of US$1.5 million (approximately US$5.05 per share) on June 15, 2011.

Termination of the Amended SRA in December 2011

On December 8, 2011, the Company, the Founders, the Original Investors, Series A and B Preferred Shareholders, entered into the Termination Agreement to terminate the Amended SRA. Such termination of the Amended SRA was without prejudice to any rights, obligations or claims that have accrued and were outstanding as at the date of such termination. Such transaction was accounted for as a modification of the vesting conditions of the Founders’ restricted stock award (refer to note 16(b) for details).

2012 Stock Incentive Plan

In March 2012, the Company adopted the Vipshop Holdings Limited 2012 Stock Incentive Plan (the “2012 Plan”). The plan permitted the grant of options to purchase the Company’s ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the plan. The maximum aggregate number of shares that could be issued pursuant to the 2012 Share Incentive Plan was 9,000,000.

Initial public offering

In March 2012, upon the completion of the Company’s initial public offering, all Series A Preferred Shares and Series B Preferred Shares were automatically converted into 20,212,500 and 12,682,206 ordinary shares respectively. In addition, as part of the initial public offering, the Company issued 22,009,200 ordinary shares. The gross proceeds received were US$66,022,797 and the related issuance costs were US$3,332,962.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

11. Capital Structure (Continued)

Exercise of stock options

During the year ended December 31, 2012, 146,316 ordinary shares were issued respectively as a result of exercises of share options by employees.

12. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The provision for current income taxes of the subsidiary operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the year ended December 31, 2010, 2011 and 2012, if applicable.

People’s Republic of China

On March 16, 2007, the National People’s Congress of China enacted a new Corporate Income Tax Law (“New Tax Law”) which became effective on January 1, 2008. Under the New Tax Law, domestically owned enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate of 25%. While the New Tax Law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, regardless of whether these are domestically-owned enterprises or FIEs. The Group’s subsidiaries and the variable interest entity in the PRC are all subject to the tax rate of 25% for the periods presented, except for Vipshop Jianyang that enjoyed the following preferential tax treatment:

Vipshop Jianyang was classified as a domestically-owned enterprise in the western regions that is in an industry sector encouraged by the PRC government. The management of the Group expects that Vipshop Jianyang will obtain final approval from the local tax bureau to enjoy a preferential tax rate of 15% for the year ended December 31, 2012 before its annual EIT filing in 2013. Accordingly, Vipshop Jianyang has accrued for income tax expenses using the tax rate of 15% for the year ended December 31, 2012.

The term “domestically-owned enterprises in an industry sector encouraged by the PRC government” as used herein refers to any enterprise that its primary business falls into the scopes of the encouraged industries stipulated in the existing related policies, including Industrial Restructuring Guidance Catalogue (2011), Industrial Restructuring Guidance Catalogue (2005), Catalogue for the Guidance of Foreign Investment Industries (Revised in 2007), and Catalogues of Foreign-invested Advantage Industries in Central-Western Areas (2008 Revision), and the annual primary business revenue of which accounts for more than 70% of the total enterprise revenue.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

12. Income Taxes (Continued)

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. At December 31, 2011 and 2012, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 ($16,051) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Income tax expense is comprised of:

	1.1.2010 to 12.31.2010	1.1.2011 to 12.31.2011	1.1.2012 to 12.31.2012
	$	$	$
Current tax (note)	—	—	706,173
Deferred tax	—	—	—
Total tax expenses	—	—	706,173

Note:                  All current tax was related to income tax in PRC.

Under the New Tax Law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-residential enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishments in the PRC. On December 6, 2007, the State Council of the PRC issued New Enterprise Income Tax Implementation Regulations on the New Taxation Law (“New EIT Implementation Regulations”). Under the New EIT Implementation Regulations, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Tax Law and the New EIT Implementation Regulations, a resident enterprise’s global net income will be subject to a 25% enterprise income tax rate. Uncertainties exist with respect to how the New Tax Law and New EIT Implementation Regulations apply to the Group’s overall operations, and more specifically, with regard to tax residency status. On April 22, 2009, the State Administration of Taxation, or the SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2011 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue, it is unclear that the legal entities organized outside of PRC should be treated as residents for New Tax Law purposes. Nevertheless, even if one or more of its legal entities organized outside of the PRC were characterized as PRC tax residents, none of them had profit and no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

12. Income Taxes (Continued)

If the entity were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax.

A reconciliation of the income tax expense (credit) to loss before income tax computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of operations is as follows:

	1.1.2010 to 12.31.2010	1.1.2011 to 12.31.2011	1.1.2012 to 12.31.2012
	$	$	$
Loss before income tax	(8,365,848)	(107,271,525)	(8,765,901)
Computed income tax expense at PRC EIT tax rate	(2,091,462)	(26,817,881)	(2,191,475)
Effect of non-deductible expenses	118,881	19,532,656	938,532
Effect of different tax rates of a subsidiary operating in other jurisdiction	—	44,048	135,975
Effect of tax holidays on concessionary rates granted to a PRC subsidiary	—	—	(136,527)
Change in valuation allowance	1,972,581	7,241,177	1,959,668
Actual income tax expenses	—	—	706,173

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	1.1.2010 to 12.31.2010	1.1.2011 to 12.31.2011	1.1.2012 to 12.31.2012
	$	$	$
The aggregate effect	—	—	136,527
Per share effect—basic	—	—	0.00
Per share effect—diluted	—	—	0.00

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

12. Income Taxes (Continued)

The principal components of deferred tax assets are as follows:

	As of December 31,
	2011	2012
	$	$
Deferred tax assets:
Net operating loss carry forwards	6,411,543	1,752,613
Allowance for doubtful debts	12,857	62,369
Inventory write-down	394,082	2,672,334
Payroll payable and other accruals	1,561,864	2,139,275
Deferred revenue	1,584,985	5,443,072
Others	14,503	14,653
Foreign exchange (note)	(343,023)	(487,837)
Less: valuation allowance	(9,636,811)	(11,596,479)
Total deferred tax assets	—	—

The amount of tax loss carried forward was US$25,822,363 and US$7,730,540 of December 31, 2011 and 2012, respectively, for the Group’s certain subsidiaries and the variable interest entity in the PRC.

The Group has provided a valuation allowance for the full amount of the deferred tax assets relating to the future benefit of net operating loss carried forward of certain subsidiaries and the variable interest entity as management is not able to conclude that the future realization of those net operating loss carry forwards is more likely than not.

Note:

Foreign exchange represents the differences of exchange rate on balance sheet date used to translate the deferred tax assets balances and the weighted average rate used to translate the valuation allowance recognized during the period.

13. Net Loss Per Share

The Group had the following securities which could potentially dilute basic net loss per share in the future, but which were excluded from the computation of diluted net loss per share in the periods presented, as their effects would have been anti-dilutive.

	As of December 31,
	2010	2011	2012
Employee Stock Options	—	7,167,138	6,657,794
Series A Preferred Shares	—	20,212,500	—
Series B Preferred Shares	—	8,166,667	—
Non-vested ordinary shares	—	—	741,500

Basic net loss per share is based on the weighted average number of common shares outstanding during each period. For the purpose of calculating basic earnings per share as a result of the Reorganization, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if it took place on August 22, 2008.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

13. Net Loss Per Share (Continued)

The calculations of basic net and diluted loss per share are computed as follows:

	1.1.2010 to 12.31.2010	1.1.2011 to 12.31.2011	1.1.2012 to 12.31.2012
	$	$	$
Numerator:
Net loss	(8,365,848)	(107,271,525)	(9,472,074)
Deemed dividend on issuance of Series A
Preferred Shares	—	(49,214,977)	—
Net loss attributable to ordinary shareholders	(8,365,848)	(156,486,502)	(9,472,074)
Denominator:
Weighted-average ordinary shares	47,775,000	46,255,574	88,849,206
Outstanding—basic and diluted
Basic net loss per share	(0.18)	(3.38)	(0.11)
Diluted net loss per share	(0.18)	(3.38)	(0.11)

The Series A and B Preferred shares are convertible participating securities but have not been included in the computation of basic net loss per share for the periods presented, as based on the contractual terms, Series A and B Preferred shareholders have no contractual obligation to share in the losses of the Company.

The Company granted a number of non-vested ordinary shares to an executive officer and certain employees during 2012 (refer to Note 16 (d)), these non-vested shares are not included in the computation of basic earnings per share. Such shares are considered contingently returnable shares because in the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the outstanding non-vested shares shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

14. Commitments and contingencies

Operating Leases Agreements

The Group leases office space and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2020. Those lease agreements provide for periodic rental increases based on both contractual incremental rates and inflation rates adjustments over the leased periods. During the three years ended December 31, 2010, 2011 and 2012, the Company incurred rental expenses amounting to $522,471, $3,153,903 and $7,500,451, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

14. Commitments and contingencies (Continued)

As of December 31, 2012, minimum lease payments under all non-cancellable leases were as follows:

$
Year ending December 31, 2013	13,581,686
Year ending December 31, 2014	15,323,926
Year ending December 31, 2015	12,272,267
Year ending December 31, 2016	11,648,350
Year ending December 31, 2017	11,648,350
Over December 31, 2017	20,723,438
Total minimum lease payments	85,198,017

Capital commitment

As of December 31, 2012, the Group had contracted for capital expenditures of $1,096,251.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

The Group has not made adequate social welfare payments as required under applicable PRC labor laws. Accrual for the amounts under-paid has been made in the reported periods and amounted to $1,559,125 and $2,189,601 as of December 31, 2011 and 2012, respectively. However, accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities have not been made in the financial statements as management considered that it is not probable the relevant PRC government authorities will impose any significant interests or penalties.

15. Related Party Transactions

For the years ended December 31, 2011 and 2012, the Group entered into the following material related party transactions:

	1.1.2010 to 12.31.2010	1.1.2011 to 12.31.2011	1.1.2012 to 12.31.2012
	$	$	$
Purchase of goods	2,352,164	6,310,308	6,663,431

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

15. Related Party Transactions (Continued)

Details of those material related party transactions provided in the table above are as follows:

(a)                                 Amounts due from related parties

Amounts due from related parties as of December 31, 2011 and 2012 amounted to $2,101,853 and $177,237 respectively are prepayments related to purchases of goods from the entities controlled by shareholders of the Company.

(b)                                Amounts due to related parties

Amounts due to related parties are made up by shareholder loans and amounts due to companies controlled by shareholders.

Shareholders provided loans to the Group, which are mainly used for working capital purposes. The outstanding loan balances due to shareholders as of December 31, 2011 and 2012 amounted to $2,948,446 and $789,700 respectively, were unsecured, interest free and repayable on demand. The shareholder loan amount of $578,809 and $789,700 as of December 31, 2011 and 2012 respectively was mainly funded by the Chairman.

The amounts due to companies controlled or significantly influenced by shareholders as of December 31, 2011 and 2012 amounted to $849,062 and $546,056 respectively, and were unsecured and interest free. These amounts are all related to purchases of goods from companies controlled by shareholders.

16. Share-based Payments

(a)                                 Stock incentive plan

In March 2011, the Company adopted the Vipshop Holdings Limited 2011 Stock Incentive Plan (the “2011 Plan”), which provide up to an aggregate of 7,350,000 ordinary shares of the Company as stock based compensation to employees, directors, officers and consultants and other eligible personal of the Group.

In 2012, the Company adopted the 2012 Plan, which provide up to an aggregate of 9,000,000 ordinary shares of the Company, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of the 2012 Plan.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

16. Share-based Payments (Continued)

During the year ended December 31, 2011 and 2012, a total of 7,167,138 and 758,048 share options were granted to executive officers, employees and a non-employee of the Group under the 2011 and 2012 stock incentive plan respectively.

Grant date	Exercise Price per share	Number of options	Vesting period
	$
March 18, 2011	0.5	1,470,000	36% of the shares shall vest at the first anniversary of the grant date, and 1/36th of the total shares shall vest at the end of each month thereafter
March 18, 2011	0.5	183,750	29% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
March 18, 2011	0.5	735,000	37.5% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
March 18, 2011	0.5	735,000	56% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
March 18, 2011	0.5	367,500	33% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
March 28, 2011	0.5	945,000	25% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
July 10, 2011	0.5	50,000	25% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
August 30,2011	2.52	819,638	25% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
November 30,2011	2.52	551,250	25% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
November 30, 2011	2.50	1,310,000	25% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
February 1, 2012	2.52	204,910

25% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter

April 16, 2012	2.50	553,138	25% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

16. Share-based Payments (Continued)

The expiration dates of the above options were 10 years from grant date, vesting is subject to the continuous services of the option holders to the Group, and post-termination exercise period was nine months. During any authorized leave of absence, the vesting of the option shall be suspended after the leave of absence exceeds a period of 90 days. Vesting of the option shall resume upon the option holders’ return to service to the Group. The vesting schedule shall be extended by the length of the suspension.

In the event of termination of the option holders’ continuous service for cause, the option holders’ right to exercise the option shall terminate concurrently, except otherwise determined by the plan administrator, and the Company shall have the rights to repurchase all vested options purchased by the option holders at a discount price determined by the plan administrator. The stock option holders have waived any voting rights with regard to the shares and granted a power of attorney to the Board of Directors of the Company to exercise voting rights with respect to the shares.

The Company uses the Binomial model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm. The Group estimates that the forfeiture rate for key management and employees will be nil and 9% respectively.

The assumptions used in determining the fair value of the share options were as follows:

Assumptions	Valuation as of March 18, 2011	Valuation as of March 28, 2011	Valuation as of July 10, 2011	Valuation as of August 30, 2011	Valuation as of November 30, 2011	Valuation as of December 31, 2012 (granted on February 1, 2012)	Valuation as of April 16, 2012
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	3.725%	3.778%	4.127%	3.116%	2.853%	2.5362%	3.002%
Expected Volatility	56.68%	56.53%	55.26%	54.99%	54.00%	51.33%	53.12%
Expected life	10 years	10 years	10 years	10 years	10 years	4.5 years	10 years
Exercise multiples	2.8 times	2.2 times	2.2 times	2.2 times	2.2 to 2.8 times*	N/A**	2.2 to 2.8 times***
Fair value of underlying ordinary shares	3.40	3.44	4.31	4.78	6.36	8.92	2.51
Type of valuation	Retrospective	Retrospective	Contemporaneous	Contemporaneous	Contemporaneous	Contemporaneous	Contemporaneous

*	2.2 times multiple for 1,310,000 numbers of options granted to employees; 2.8 times multiple for 551,250 numbers of options granted to independent directors.

**	The options were granted to a non-employee, the exercise multiple is not considered.

***	2.2 times multiple for 452,000 numbers of options granted to employees; 2.8 times multiple for 101,138 numbers of options granted to independent directors.

Notes:

(1)                                 Expected dividend yield:

The expected dividend yield was estimated by the Company based on its dividend policy over the expected life of the options.

(2)                                 Risk-free interest rate:

Risk-free interest rate was estimated based on the fair market yields of China International Government Bond as of the valuation dates with a maturity period close to the expected life of the options.

(3)                                 Expected volatility:

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected maturity period of the options.

(4)                                 Expected life:

As the Company did not have sufficient historical share option exercise experience, it estimated the expected life based on the term according to the option agreement.

(5)                                 Exercise multiples:

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

16. Share-based Payments (Continued)

The expected exercise multiple is the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options.

As the Company did not have sufficient information of past employee exercise history, it estimated the exercise multiples based on researches conducted by Huddart and Lang (1995).

(6)                                 Fair value of underlying ordinary shares:

(i)                                     When estimating the fair value of the ordinary shares on grant dates as of March 18, 2011 and March 28, 2011, the Group determined its enterprise value by means of a discounted cash flow analysis using the retrospective approach, and when estimating the fair value of the ordinary shares on grant dates as of August 30, 2011 and November 30, 2011, the Group determined its enterprise price value by means of a discounted cash flow analysis using the contemporaneous approach. The discounted cash flow derived by management considered the Group’s future business plan, specific business and financial risks, the stage of development of the Group’s operations and economic and competitive elements affecting the Group’s business, industry and market, and with reference to equity transactions of the Company. The Group then allocated the resulting enterprise value between the ordinary shares and Series A Preferred Shares. The fair values of the shares were determined with the assistance of an independent valuation firm.

(ii)                                  The Group attributed the ordinary shares underlying the options granted on July 10, 2011 at an estimated fair value of $4.31 per share, determined based on the linear relationship between the fair value of the ordinary shares as of June 15, 2011 and the fair value of the ordinary shares as of August 30, 2011.

(iii)                               After the Company’s initial public offering in March 2012, the fair values of ordinary shares were determined based on actual quoted prices (unadjusted) in the market.

For the year ended December 31, 2010, 2011 and 2012, the share option movements were as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual life per share	Weighted average fair value at grant date	Weighted average intrinsic value per option	Aggregate intrinsic value
		$	$			$
As of January 1, 2010 and 2011	—	—	—
Granted during the period	7,167,138	1.25	3.61 years	3.40	3.09	22,119,207
Outstanding as of December 31, 2011	7,167,138	1.25	3.06 years
Granted	758,048	2.51	3.26 years	1.91	0.59	449,469
Exercised	(146,316)	1.31	2.53 years	3.62	5.74	840,014
Forfeited	(376,028)	0.90	2.42 years	1.88
Outstanding as of December 31, 2012	7,402,842	1.16	2.16 years
Non-vested as of December 31,2012	4,256,083			3.29
Options vested and expected to vest as of December 31, 2012	7,242,920	1.14	2.14 years			56,324,013
Exercisable as of December 31, 2012	3,146,759	0.78	1.78 years			25,602,927

For the year ended December 31, 2010, 2011 and 2012, the Group recognized share-based payment expenses of nil, $3,813,576 and $7,369,081 in connection with the share options granted to employees, respectively. The total fair value of shares vested during 2012 was $10,617,312.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

16. Share-based Payments (Continued)

As of December 31, 2011 and 2012, there was $19,767,597 and $14,511,914 unrecognized compensation cost related to unvested share options granted to executive and employees of the Group respectively. The unvested share options expense relating to the stock options of the Group is expected to be recognized over a weighted-average period of 3.06 and 2.45 years on a straight-line basis schedule as of December 31, 2011 and 2012 respectively.

Option modification

In July 2012, the Board of Directors approved an option modification to reduce the exercise price of 819,638 options from $2.52 to $0.50 per ordinary shares. All other terms of the share options granted under the 2011 stock option plan remain unchanged. The modification resulted in incremental compensation cost of $1,122,360, of which $484,862 was recorded during the year ended December 31, 2012. The remaining $637,498 will be amortized over the remaining vesting period of the modified options up to August 2015.

The fair value of the options immediately before and after the aforementioned modification is estimated on that date using the Black-Scholes option pricing model with the assumptions noted below. The basis of the assumptions used is similar to those explained in this note above.

	Before Modification	After Modification
Expected dividend yield	0%	0%
Risk-free interest rate	3.00%	3.00%
Expected volatility	42.55%	42.55%
Expected life	4.5 years	4.5 years
Exercise multiples	2.2 times	2.2 times
Fair value of underlying ordinary shares	2.78	2.78
Exercise price	2.52	0.50

(b)                                 Founders’ unvested shares

As described on note 11, the Founders’ unvested ordinary shares pursuant to the Share Restricted Agreement dated February 21, 2011 and the Amended SRA dated April 11, 2011, were measured at grant date fair value and to be recognized as compensation expense over the vesting periods. The shares held by the Founders shall be 40% vested immediately, with the remaining shares to be vested in 36 equal and continuous monthly installments for each month starting from February 21, 2011; provided that the Founders remain full-time employees of the Group at the end of such month. The Company has the option to repurchase the ordinary shares held by the Founders in the event a Founder ceases to be a full-time employee of the Group for any reasons. The Company shall have an irrevocable and exclusive option to repurchase all the unvested shares held by Founders at par value, and all the shares (including vested shares) held by the Founders at fair market value.

Before the Founders’ unvested shares were vested and released from the repurchase rights, the Founders shall be entitled to all rights and privileges as shareholders of the ordinary shares, including voting rights and dividends. Therefore, these unvested shares were considered participating securities for the purpose of earnings (loss) per share calculation.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

16. Share-based Payments (Continued)

On December 8, 2011, the Company, the Founders, the Original Investors, Series A and B Preferred Shareholders entered into the Termination Agreement to terminate the Amended SRA. This transaction in substance accelerated the vesting terms of services provided by the Founders related to their restricted stock awards, from the original vesting terms to December 8, 2011. Accordingly, this transaction was accounted for as a modification of the vesting conditions, and all unrecognized share-based compensation expense related to the Founders’ unvested shares as of December 8, 2011 was expensed to profit or loss on that day.

For the year ended December 31, 2011, the Group recorded share-based compensation expense of $63,908,618 related to the unvested shares of the Founders.

(c)                                  Ordinary shares transferred to the Vice Chairman of the Board of Directors

On June 15, 2011, Elegant Motion, a company wholly-owned by the Chairman, transferred 1,521,007 ordinary shares to High Vivacity, a company wholly-owned by Mr. Hong, who is an employee and vice chairman of the board of directors of the Company. The transfer of shares was intended to compensate Mr. Hong’s contribution for his services as an employee of the Company. In conjunction with the Reorganization of the Company that took place in 2011, Mr. Shen determined the number of ordinary shares and executed the share transfer on June 10, 2011. The Company considers June 10, 2011 as the grant date of the share award. Accordingly, the transaction was recognized as share-based compensation for past services of Mr. Arthur Xiaobo on the grant date. The Group recognized a share-based compensation of US$6,205,708 on June 15, 2011, based on the fair value of the Company’s ordinary share of US$4.08 per share on that date multiple by 1,521,007 ordinary shares transferred.

The following table summarizes information regarding the ordinary shares granted during the year ended December, 31 2011 as share-based compensation:

	Number of ordinary shares	Weighted average granted date fair value(A)
Ordinary shares granted as share-based compensation outstanding as of January 1, 2011	—	—
Granted (note 16(b))	18,632,250	3.43
Granted (note 16(c))	1,521,007	4.08
Vested	(20,153,257)
Outstanding as of December 31, 2011	—	—

Note A:	The fair value of ordinary shares are determined using the same methodologies as described in note 16(a) footnote 6(i), with the assistance of an independent valuation firm

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

16. Share-based Payments (Continued)

(d)                                 Non-vested shares

During 2012, a total of 741,500 non-vested shares were granted to an executive officer and employees of the Group under the 2012 stock incentive plan. The Company granted 367,500, 340,000 and 34,000 non-vested shares on June 1, September 30 and October 1, 2012 respectively. These shares have a vesting period of four years of employment services with the first one-fourth vesting on the first anniversary from grant date, and the remaining three-fourth vesting on a monthly basis over a three-year period ending on the fourth anniversary of the grant date. The non-vested shares are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non-vested shares will terminate effectively. The outstanding non-vested shares shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

The Group recognized compensation expense over the four year service period on a straight line basis, and applied a forfeiture rate of 9% on 374,000 non-vested shares grant to certain employees. The aggregate fair value of the restricted shares at grant dates was $2,413,092. The fair values of non-vested shares are measured at the fair value of the Company’s ordinary shares on the grant-date, which was US$2.76, US$3.75 and US$3.70 on June 1, September 30 and October 1, 2012 respectively.

As of December 31, 2012 there was $2,059,168 unrecognized compensation cost related to non-vested shares which is expected to be recognized over a weighted average vesting period of 3.62 years. The weighted average granted fair value of non-vested shares granted during the year ended December 31, 2012 was $3.25. There has been no forfeiture of non-vested shares during the year ended December 31, 2012.

(e)                                  Share-based compensation expenses

For the years ended December 31, 2010, 2011 and 2012, share-based compensation expenses have been included in the following balances on the consolidated statements of income (loss) and comprehensive income (loss):

	1.1.2010 to 12.31.2010	1.1.2011 to 12.31.2011	1.1.2012 to 12.31.2012
	$	$	$
Fulfillment expenses	—	(297,095)	(292,866)
Marketing expenses	—	(184,404)	(169,100)
Technology and content expenses	—	(729,420)	(897,133)
General and administrative expenses	—	(72,716,983)	(6,237,850)
	—	(73,927,902)	(7,596,949)

17. Segment information

The Group has only one reportable segment, which is the sales, product distribution and offering of goods on its online platforms. The Group’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Group. The Group’s net revenues are all generated from customers in the PRC. Hence, the Group operates and manages its business without segments. All the property, plant and equipment of the Group are located at the PRC.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

17. Segment information (Continued)

Product revenues: relate to sales of apparel, shoes and bags and other products.

Other revenues: relate to revenues generated from product promotion activities provided to certain brands of the Group, including advanced and prominent placement of vendors’ products on the Group’s website and technical consultations services related to on-line advertising.

Revenues from different product groups and services are as follow:

	As of December 31,
	2011	2012
	$	$
Product revenues
Apparel	92,954,694	296,463,332
Shoes and bags	31,673,858	84,801,417
Cosmetics	27,261,876	75,221,908
Sportswear and sporting goods	26,652,998	70,721,110
Home goods and other lifestyle products	17,893,172	68,810,873
Other goods	29,855,125	94,038,609
	226,291,723	690,057,249
Other revenues	851,153	2,055,715
Total net revenues	227,142,876	692,112,964

18. Subsequent event

(a)  On January 1, 2013, the Company has granted an executive the option to purchase 400,000 ordinary shares of the Company, with an exercise price of US$0.5 per share, in accordance with the provisions of the 2012 Plan. Starting from the grant date, each one-forty-eighth of the total option will vest and become exercisable at the end of each month thereafter.

(b)  On January 1, 2003, the Group also granted 561,000 non-vested ordinary shares to its employees and independent directors. These shares have a vesting period of four years of employment services with the first twenty five percent vesting on the first anniversary of the grant date, and the remaining seventy five percent vesting on a monthly basis over a three-year period ending on the fourth anniversary of the grant date. The non-vested shares are not transferable and may not be sold, pledged or otherwise transferred, and the holder has no voting or dividend right on the non-vested shares. The aggregate fair value of the non-vested shares on grant date was US$5,004,120.

(c)  On March 19, 2013, the Group completed its follow-on public offering of an aggregate of 7,200,000 American depositary shares (“ADSs”) by the Company and certain selling shareholders, priced at US$24.00 per ADS. 4,000,000 ADSs are being offered by the Company and an aggregate of 3,200,000 ADSs are being offered by the selling shareholders. Each ADS represents two ordinary shares of the Company. Concurrently, the underwriters exercised in full the option to purchase an aggregate of 1,080,000 additional ADSs from certain selling shareholders at the public offering price of the follow-on offering.  The gross proceeds to the Group were approximately US$96 million. The Group would not receive any proceeds from the sale of the ADSs by the selling shareholders.

Vipshop Holdings Limited

Schedule I—Condensed Financial Information

Statements of Income (Loss) and Comprehensive Income (Loss)

(In U.S. dollars, except for share data)

	8.27.2010 to 12.31.2010	1.1.2011 to 12.31.2011	1.1.2012 to 12.31.2012
	$	$	$
General and administrative expenses	—	(73,927,902)	(7,596,949)
Loss from operations	—	(73,927,902)	(7,596,949)
Equity in losses of subsidiaries and a variable interest entity	(6,657,478)	(33,343,623)	(1,875,125)
Net loss	(6,657,478)	(107,271,525)	(9,472,074)
Deemed dividend on issuance of Series A Preferred Shares	—	(49,214,977)	—
Net loss attributable to ordinary shareholders	(6,657,478)	(156,486,502)	(9,472,074)
Net loss	(6,657,478)	(107,271,525)	(9,472,074)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(155,502)	(569,628)	994,606
Comprehensive loss	(6,812,980)	(107,841,153)	(8,477,468)

Vipshop Holdings Limited

Schedule I—Condensed Financial Information

Balance Sheets

(In U.S. dollars, except for share data)

	As of December 31,
	2011	2012
	$	$
ASSETS
NON-CURRENT ASSETS
Amount due from a subsidiary	18,289,203	82,582,815
TOTAL ASSETS	18,289,203	82,582,815
LIABILITIES AND EQUITY(DEFICIT)
Amount due to a shareholder	1	1
Total liabilities	1	1
EQUITY(DEFICIT)
Ordinary shares (US$0.0001 par value, 471,620,833 shares authorized, and 46,234,659 and 101,284,881 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	4,624	10,128
Series A Preferred Shares (US$0.0001 par value, 20,212,500 shares authorized, issued and outstanding as of December 31, 2011)	20,113,898	—
Series B Preferred Shares (US$0.0001 par value, 8,166,667 shares authorized, issued and outstanding as of December 31, 2011)	41,147,021	—
Additional paid-in capital	124,341,953	258,368,448
Accumulated losses	(166,553,261)	(176,025,335)
Accumulated other comprehensive income (loss)	(765,033)	229,573
Total shareholders’ equity	18,289,202	82,582,814
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	18,289,203	82,582,815

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Statements of Shareholders’ Equity (Deficit)

(In U.S. dollars, except for share data)

	Series A Preferred shares		Series B Preferred shares		Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	losses	income (loss)	Total
		$		$		$	$	$	$	$
Balance as of August 27, 2010	—	—	—	—	47,775,000	4,778	145,805	(3,409,281)	(39,903)	(3,298,601)
Net loss	—	—	—	—	—	—	—	(6,657,478)	—	(6,657,478)
Foreign currency translation	—	—	—	—	—	—	—	—	(155,502)	(155,502)
Balance as of December 31, 2010	—	—	—	—	47,775,000	4,778	145,805	(10,066,759)	(195,405)	(10,111,581)
Net loss	—	—	—	—	—	—	—	(107,271,525)	—	(107,271,525)
Repurchase of ordinary shares	—	—	—	—	(1,837,500)	(184)	(1,837,316)	—	—	(1,837,500)
Issuance of ordinary shares	—	—	—	—	297,159	30	1,499,964	—	—	1,499,994
Issuance of Series A Preferred shares	20,212,500	20,113,898	—	—	—	—	—	—	—	20,113,898
Issuance of Series B Preferred shares	—	—	8,166,667	41,147,021	—	—	—	—	—	41,147,021
Registered capital contributions by shareholders of the VIE	—	—	—	—	—	—	1,390,621	—	—	1,390,621
Deemed dividend on issuance of Series A Preferred shares	—	—	—	—	—	—	49,214,977	(49,214,977)	—	—
Share-based compensation expenses	—	—	—	—	—	—	73,927,902	—	—	73,927,902
Foreign currency translation	—	—	—	—	—	—	—	—	(569,628)	(569,628)
Balance as of December 31, 2011	20,212,500	20,113,898	8,166,667	41,147,021	46,234,659	4,624	124,341,953	(166,553,261)	(765,033)	18,289,202
Net loss	—	—	—	—	—	—	—	(9,472,074)	—	(9,472,074)
Issuance of ordinary shares pursuant to initial public offering	—	—	—	—	22,009,200	2,201	66,020,596	—	—	66,022,797
Direct offering expenses	—	—	—	—	—	—	(3,332,962)	—	—	(3,332,962)
Conversion of Series A Preferred Shares into ordinary shares	(20,212,500)	(20,113,898)	—	—	20,212,500	2,021	20,111,877	—	—	—
Conversion of Series B Preferred Shares into ordinary shares	—	—	(8,166,667)	(41,147,021)	12,682,206	1,268	41,145,753	—	—	—
Proceeds from registered capital contributions by shareholders of the VIE	—	—	—	—	—	—	2,292,763	—	—	2,292,763
Proceeds from issuance of ordinary shares upon exercise of stock options	—	—	—	—	146,316	14	191,519	—	—	191,533
Share-based compensation expenses	—	—	—	—	—	—	7,596,949	—	—	7,596,949
Foreign currency translation	—	—	—	—	—	—	—	—	994,606	994,606
Balance as of December 31, 2012	—	—	—	—	101,284,881	10,128	258,368,448	(176,025,335)	229,573	82,582,814

VIPSHOP HOLDINGS LIMITED

NOTE TO SCHEDULE I

(In U.S. dollars, except for share or per share data)

Schedule I has been provided pursuant to the requirement of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year.

As of December 31, 2011 and 2012, $34,351,666 and $121,629,677 of the restricted capital and reserves are not available for distribution respectively, and as such, the condensed financial information of Vipshop Holdings Limited (“Parent Company”) has been presented. Relevant PRC laws and regulations also restrict the WFOE and the VIE from transferring a portion of their net assets to the Company in the form of loans and advances or cash dividends. No dividends have been paid by the WFOE or the VIE to the Company during the periods presented. Total restricted net assets of the Group include net assets of VIE and paid in capital of WOFE. The balance of restricted net assets was $34,351,666 and $121,629,677, of which $1,536,426 and $3,829,188 was attributed to the net assets of the VIE and $31,226,400 and $105,000,000 was attributed to the paid in capital of the WFOE, as of December 31, 2011 and 2012, respectively.

During the each of the three years in the period ended December 31, 2012, no cash dividend was declared and paid by the Parent Company.

Basis of preparation

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in its consolidated financial statements, except that the Parent Company has used the equity method to account for its investment in its subsidiaries and its variable interest entity. Accordingly, the condensed financial information presented herein represents the financial information of the Parent Company.

No cash flow statement has been presented as the Parent Company has no cash transactions for all the years presented.