Form 20-F
period 2014-12-31
Vipshop Holdings Ltd
filed 2015-04-24
CIK 1529192

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
For the fiscal year ended December 31, 2014.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

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

Donghao Yang
Vipshop Holdings Limited
No. 20 Huahai Street,
Liwan District, Guangzhou 510370
Telephone: +86 (20) 2233-0000
Facsimile: +86 (20) 2233-0111

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American depositary shares, each representing 0.2 Class A ordinary share, par value $0.0001 per share	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share*	New York Stock Exchange

*
Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 98,028,314 Class A ordinary shares, par value US$0.0001 per share, 16,510,358 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2014.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

☐ Yes    ☐ No

i

INTRODUCTION

        Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F:

  •
  "ADSs" refers to our American depositary shares, each of which represents 0.2 Class A ordinary share;

  •
  "we," "us," or "our company" refers to Vipshop Holdings Limited, its subsidiaries and consolidated affiliated entities;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

  •
  an "active customer" for a given period refers to any registered member on vip.com or lefeng.com who has purchased products from us at least once during such period;

  •
  "cumulative customers" refers to all customers who had purchased products from us at least once during the period from our inception on August 22, 2008 to a specified date;

  •
  "daily unique visitors" refers to the number of different IP addresses from which a website is visited during a given day;

  •
  "DCM Entities" refers to, as the context may require, any or all of our shareholding entities affiliated with DCM; see "Item 6.E. Directors, Senior Management and Employees—Share Ownership;"

  •
  "monthly unique visitors" refers to the number of different IP addresses from which a website is visited during a given month;

  •
  a "registered member" refers to any consumer who has registered and created an account on our vip.com or lefeng.com websites;

  •
  "Renminbi" or "RMB" refers to the legal currency of China and "$," "US$," "dollars" or "U.S. dollars" refers to the legal currency of the United States;

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

  •
  "Sequoia Entities" refers to, as the context may require, any or all of our shareholding entities affiliated with Sequoia Capital China; see "Item 6.E. Directors, Senior Management and Employees—Share Ownership;" and

  •
  "shares" or "ordinary shares" refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share.

        Effective November 3, 2014, we changed our ADS to Class A ordinary share ratio from one ADS representing two ordinary shares to five ADSs representing one Class A ordinary share. The computation of GAAP and non-GAAP income per diluted ADS has been adjusted retrospectively for all periods presented to reflect this change.

        Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB6.2046 to US$1.00, the noon buying rate for December 31, 2014 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 17, 2015, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.1976 to US$1.00.

PART I.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

  •
  Selected Financial Data

Selected Consolidated Financial Data

        The following selected consolidated statements of income (loss) data for the three years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

        Our selected consolidated statements of income (loss) data for the two years ended December 31, 2010 and 2011, and our selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report.

        Our historical results do not necessarily indicate results expected for any future periods.

	For the year ended December 31,
	2010		2011		2012		2013		2014
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in US$, except percentages and number of shares and per share and per ADS data)
Selected Consolidated Statements of Income (Loss) Data:
Product revenue	32,582,115	100.0	226,291,723	99.6	690,057,249	99.7	1,680,560,853	99.1	3,701,183,875	98.1
Other revenue	—	—	851,153	0.4	2,055,715	0.3	16,111,882	0.9	72,473,670	1.9

Total net revenues	32,582,115	100.0	227,142,876	100.0	692,112,964	100.0	1,696,672,735	100.0	3,773,657,545	100.0
Cost of goods sold(1)	(29,374,315)	(90.2)	(183,801,334)	(80.9)	(537,637,860)	(77.7)	(1,288,900,456)	(76.0)	(2,835,310,592)	(75.1)

Gross profit	3,207,800	9.8	43,341,542	19.1	154,475,104	22.3	407,772,279	24.0	938,346,953	24.9
Operating expenses(2):
Fulfillment expenses(3)	(5,809,118)	(17.8)	(45,478,327)	(20.0)	(96,523,444)	(13.9)	(197,812,615)	(11.7)	(370,189,860)	(9.8)
Marketing expenses	(2,438,066)	(7.5)	(15,253,325)	(6.7)	(32,272,629)	(4.7)	(74,498,341)	(4.4)	(189,936,406)	(5.0)
Technology and content expenses	(562,120)	(1.7)	(5,516,361)	(2.4)	(14,644,113)	(2.1)	(40,399,276)	(2.4)	(109,476,531)	(2.9)
General and administrative expenses	(2,843,583)	(8.7)	(84,575,539)	(37.3)	(25,541,812)	(3.7)	(49,943,775)	(2.9)	(157,846,115)	(4.2)

Total operating expenses	(11,652,887)	(35.7)	(150,823,552)	(66.4)	(168,981,998)	(24.4)	(362,654,007)	(21.4)	(827,448,912)	(21.9)
Other income	78,675	0.2	564,182	0.2	2,563,321	0.4	8,708,487	0.5	25,122,023	0.6

(Loss) income from operations	(8,366,412)	(25.7)	(106,917,828)	(47.1)	(11,943,573)	(1.7)	53,826,759	3.2	136,020,064	3.6
(Loss) income before income tax and share of loss of affiliates	(8,365,848)	(25.7)	(107,271,525)	(47.2)	(8,765,901)	(1.3)	70,849,654	4.2	172,999,829	4.6
Income tax expenses	—	—	—	—	(706,173)	(0.1)	(18,549,791)	(1.1)	(39,978,145)	(1.0)
Share of loss of affiliates	—	—	—	—	—	—	—	—	(10,232,492)	(0.3)

Net (loss) income	(8,365,848)	(25.7)	(107,271,525)	(47.2)	(9,472,074)	(1.4)	52,299,863	3.1	122,789,192	3.3
Deemed dividend on issuance of Series A Preferred Shares	—	—	(49,214,977)	(21.7)	—	—	—	—	—	—
Net (loss) income attributable to ordinary shareholders	(8,365,848)	(25.7)	(156,486,502)	(68.9)	(9,472,074)	(1.4)	52,299,863	3.1	122,789,192	3.3

Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	(14,470,715)	(0.3)

Net (loss) income attributable to our shareholders	(8,365,848)	(25.7)	(156,486,502)	(68.9)	(9,472,074)	(1.4)	52,299,863	3.1	137,259,907	3.6

Shares used in calculating earnings per share
Class A ordinary shares(4):
—Basic	31,264,642		29,715,216		72,338,848		92,452,279		96,800,324
—Diluted	31,264,642		29,715,216		72,338,848		98,984,815		103,717,226
Class B ordinary shares(4):
—Basic	16,510,358		16,510,358		16,510,358		16,510,358		16,510,358
—Diluted	16,510,358		16,510,358		16,510,358		16,510,358		16,510,358
Net earnings per Class A ordinary share
Net (loss) income attributable to our shareholders—Basic	(0.18)	—	(3.38)	—	(0.11)	—	0.48	—	1.21	—
Net (loss) income attributable to our shareholders—Diluted	(0.18)	—	(3.38)	—	(0.11)	—	0.45	—	1.14	—
Net earnings per Class B ordinary share
Net (loss) income attributable to our shareholders—Basic	(0.18)	—	(3.38)	—	(0.11)	—	0.48	—	1.21	—
Net (loss) income attributable to our shareholders—Diluted	(0.18)	—	(3.38)	—	(0.11)	—	0.45	—	1.14	—
Net earnings (loss) per ADS(5) (1 Class A ordinary share equals to 5 ADSs)
—Basic	(0.04)	—	(0.68)	—	(0.02)	—	0.10	—	0.24	—
—Diluted	(0.04)	—	(0.68)	—	(0.02)	—	0.09	—	0.23	—

(1)
Excluding shipping and handling expenses, and including inventory write down which amounted to US$2.6 million, US$1.7 million, US$12.2 million, US$33.9 million and US$35.6 million for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

(2)
Including share-based compensation expenses as set forth below:

	For the year ended December 31,
	2010	2011	2012	2013	2014
Allocation of share-based compensation expenses:*
Fulfillment expenses	—	297,095	292,866	721,531	1,765,664
Marketing expenses	—	184,404	169,100	381,326	2,821,468
Technology and content expenses	—	729,420	897,133	3,275,228	16,831,098
General and administrative expenses	—	72,716,983	6,237,850	8,078,178	15,372,217

Total	—	73,927,902	7,596,949	12,456,263	36,790,447

*
The share-based compensation expenses for 2011 included (a) US$63.9 million in share-based compensation expenses in connection with the unvested shares of our co-founders; (b) US$6.2 million in shared-based compensation expenses in connection with a transfer of ordinary shares between our co-founders; and (c) US$3.8 million share-based compensation expenses in connection with share options granted to executive officers and employees. In addition, unrecognized share-based compensation expenses as of December 31, 2011 were US$19.8 million, which were related to the unvested share options granted to our executive officers and employees. The unrecognized share-based compensation expenses were expected to be recognized over a weighted-average period of 3.06 years on a straight-line basis as of December 31, 2011. The share-based compensation expenses for 2012 included US$7.6 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and a consultant. The unrecognized share-based compensation expenses related to share options and non-vested shares were US$14.5 million and US$2.1 million, and were expected to be recognized over a weighted-average period of 2.45 years and 3.62 years on a straight-line basis as of December 31, 2012, respectively. The share-based compensation expenses for 2013 included US$12.5 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and a consultant. The unrecognized share-based compensation expenses related to share options and non-vested shares were US$14.9 million and US$17.4 million, and were expected to be recognized over a weighted-average period of 2.09 years and 3.26 years on a straight-line basis as of December 31, 2013, respectively. The share-based compensation expenses for 2014 included US$36.8 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and consultants. The unrecognized share-based compensation expenses related to share options and non-vested shares were US$4.8 million and US$97.6 million, and were expected to be recognized over a weighted-average period of 1.34 years and 3.20 years on a straight-line basis as of December 31, 2014, respectively. See "Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Share-based compensation" for details.
(3)
Including shipping and handling expenses, which amounted to US$4.3 million, US$29.4 million, US$53.9 million, US$117.5 million and US$191.6 million in the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

(4)
Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(5)
Each ADS represents one-fifth Class A ordinary share, effective November 3, 2014. The computation of net earnings (loss) per ADS has been adjusted retrospectively for all periods presented to reflect this change.

	As of December 31,
	2010	2011	2012	2013	2014
	(in US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	1,111,091	44,954,778	124,472,629	334,715,019	772,128,894
Total current assets	15,567,836	158,278,041	381,952,106	1,036,947,746	2,130,750,546
Total assets	17,132,690	167,435,320	398,917,120	1,072,059,941	2,732,011,949
Total liabilities	27,244,271	149,146,118	316,334,306	828,804,543	2,297,162,208
Total shareholders' (deficit) equity	(10,111,581)	18,289,202	82,582,814	243,255,398	434,849,741
  •
  Capitalization and Indebtedness

        Not Applicable.

  •
  Reasons for the Offer and Use of Proceeds

        Not Applicable.

  •
  Risk Factors

Risks Relating to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects.

        We commenced operations in August 2008 and have a limited operating history. We have experienced rapid growth in our business since our inception. As of December 31, 2014, we had attracted 127.8 million registered members and over 27 million cumulative customers, and had promoted and sold products for over 13,000 domestic and international brands. Our total net revenues increased from US$692.1 million in 2012 to US$1.7 billion in 2013 and to US$3.8 billion in 2014. However, our historical growth rate may not be indicative of our future performance. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past. It is also difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets, such as the online discount retail market, may be exposed. You should consider our prospects in light of the risks and uncertainties fast-growing companies with a limited operating history may encounter.

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

        We intend to continue investing in our logistics network and warehousing capacity to support our long-term growth. To further improve our nationwide fulfillment capabilities, we plan to add more logistics centers and warehouses in strategic locations in China to strengthen our regional logistics hubs. However, we cannot assure you that we will be able to execute our expansion plan as expected. In addition, through our acquisition of a 75% equity interest in Lefeng.com Limited, or Lefeng, in early 2014, we now control their warehouses and will need to integrate them into our logistics network. If we are unable to successfully consolidate our warehouse operations with Lefeng's in a timely manner, we will not be able to integrate our warehousing capacity, and our short-term growth will suffer. Finally, our expansion also requires us to continue to effectively manage our relationships with brand partners and third-party delivery companies to ensure efficient and timely delivery of our products. To continue our business growth, we will also need to allocate significant managerial and financial resources in retaining, training, managing and motivating our workforce.

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

        Our future growth depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences have historically affected, and will continue to affect, the online retail industry. Consequently, we must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers. As we implement our strategy to offer a personalized web-interface focusing on deep curation and targeted offerings desired by our customers, we expect to face additional challenges in the selection of products and services. Our ability to offer individually-tailored merchandise is dependent on our IT systems, including our big data and business intelligence system, to collect and provide accurate and reliable information on consumer interests. In addition, we are focused on only offering authentic products on our website, as perception by our customers or prospective customers that any of our products are not authentic, or are lacking in quality, could cause our reputation to suffer. This is particularly important for cosmetics products, which we expect to account for an increasing proportion of our revenues, partly as a result of our acquisition of Lefeng, and for which we do not accept returns once a product has been opened. While our company's representatives generally check the products that we sell to confirm their authenticity, quality and proper labeling, there can be no assurance that our suppliers have provided us with authentic products or that all products that we sell are of the quality expected by consumers. If our customers cannot find desired products within our product portfolio at attractive prices, or if our reputation for selling authentic, high-quality product suffers, our customers may lose interest in our website and thus may visit our website less frequently or even stop visiting our website altogether, which in turn, may materially and adversely affect our business, financial condition and results of operations.

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

        We source our products from both domestic and international brand partners. As of December 31, 2012, 2013 and 2014, we worked with 2,759, 4,287 and 7,110 brand partners, respectively. We depend significantly on our ability to source products from brand partners at favorable pricing terms, typically at a substantial discount to the original sales price. However, our agreements do not ensure the long-term availability of merchandise or the continuation of particular pricing practices. Our contracts with our brand suppliers typically do not restrict the brand partners from selling products to other buyers. We cannot assure you that our current brand partners will continue to sell products to us on commercially acceptable terms, or at all. In the event that we are not able to purchase merchandise at favorable pricing terms, our revenues, profit margin and earnings may be materially and adversely affected. Our brand partners primarily include brand owners, and to a lesser extent, brand distributors and resellers. In the event any brand distributor or reseller does not have authority from the relevant brand owner to sell certain products to us, such brand distributor or reseller may cease selling such products to us at any time, which may adversely affect our business and revenues. Furthermore, although as an online distributor, we are not required to obtain customs clearance or other related permits as to the sale of imported products, we are required under the relevant PRC laws to check whether our brand partners who have imported such products have obtained the requisite import related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. If any of our brand partners has not paid the required import tariffs, fails to obtain clearance from the customs or inspection and quarantine bureaus or fails to meet the product labeling or other government mandated specifications, and sold such imported products to us, we may be subject to fines, suspension of business, as well as confiscation of products illegally sold and the proceeds from such sales, depending on the nature and gravity of such liabilities.

        If our brand partners cease to provide us with favorable payment terms or return policies, our requirements for working capital may increase, resulting in a negative effect on our cash flows from operating activities, and our operations may be materially and adversely affected. As part of our growth strategy, we plan to further expand our brand and product offerings and therefore, we need to establish new brand partner relationships to ensure that we have access to a steady supply of products on favorable commercial terms. Furthermore, our relationships with some brand partners, particularly international brand partners of apparel products in China, may be adversely affected as a result of our sale of branded products that are directly procured from overseas markets. If we are unable to develop and maintain good relationships with brand partners that would allow us to obtain a sufficient amount and variety of quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at prices acceptable to them. Any negative developments in our relationships with brand partners could materially and adversely affect our business and growth prospects.

We rely on third-party delivery services and in-house delivery capacities for our product delivery, and if they fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

        We rely on third-party delivery services and in-house delivery capacities to fulfill our product delivery demand and, over the years, we are focusing more on regional and local couriers which have a smaller scale of operations than nation-wide delivery companies. We maintain long-term cooperation arrangements with a number of third-party delivery companies to deliver our products, and have been building up our own in-house delivery capacities. Interruptions to or failures in these third-party or in-house delivery services could prevent the timely or proper delivery of our products. These interruptions may be due to events that are beyond our control or the control of these delivery service providers, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If these delivery service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all. As competition intensifies in the future, we expect that we will be required to further shorten delivery time, which could place increasing pressure on our delivery network. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the couriers we engage to make deliveries, especially those local couriers with relatively small business scales. Furthermore, we may face additional challenges in managing our relationship with third-party delivery companies as a result of our expansion of in-house delivery operations and capacities.

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

        The online discount retail market is rapidly evolving and competitive. Our primary competitors include major B2C e-commerce companies in China that sell a broad range of products and services online, such as Tmall, JD.com, Jumei and Dangdang, and other online discount retail companies in China. We compete with others based on a number of factors, including:

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

We had incurred net losses and experienced negative cash flow from operating activities in historical periods and may incur net losses in the future.

        We had incurred net losses since our inception in August 2008. Although we have achieved net profit since the fourth quarter of 2012, we cannot assure you that we can continue to generate net profits or maintain positive cash flow from operating activities in the future. Our ability to be profitable depends on our ability to grow our business and increase our total net revenues and our ability to control our costs and operating expenses. Although we have experienced significant revenue growth since our inception, such growth may not be sustainable and we may continue to incur net losses in future periods or fail to maintain positive cash flow from operating activities. We have incurred in the past and expect to continue to incur in future periods share-based compensation expenses and we expect our costs and other operating expenses to continue to increase as we expand our business, either of which will reduce our net income and may result in future losses. If our costs and operating expenses continue to increase without a commensurate increase in our revenue, our business, financial condition and results of operations will be negatively affected, and we may need additional capital to fund our continued operations. In addition, in February 2014, we acquired a 75% equity interest in Lefeng from its parent company Ovation Entertainment Limited, or Ovation. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Lefeng and Ovation." Ovation's online platform business has historically incurred net losses. After our acquisition, such acquired online platform business may continue to incur net losses and as a result, may have a material adverse effect as to our business, financial condition and results of operations.

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

        We recorded US$12.2 million, US$33.9 million and US$35.6 million in inventory write-downs in the years ended December 31, 2012, 2013 and 2014, respectively. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. In addition, in October 2010, when we were in the process of implementing our new IT systems, improving our inventory count procedures and relocating our warehouse, some of our inventory stock items were not properly recorded in the inventory ledger, resulting in discrepancies between the inventory ledger and our actual inventory stock. We recorded write-downs of such discrepancies. While we have implemented policies to reduce the risk of such discrepancies occurring again, we cannot guarantee that these discrepancies will not occur in the future.

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

        Purchases of apparel, fashion accessories and other items over the internet may be subject to higher return rates than merchandise sold at physical stores. We have established a seven-day product return policy for purchases via vip.com and a forty-five-day product return policy for purchases via lefeng.com in order to accommodate our customers and to overcome any hesitance that they may have in shopping on our websites. Our product return rates increased slightly from 2012 to 2014. If we are unable to efficiently manage our product return rates within an appropriate range relative to our sales volume, or if our product return rates increase or are higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rates for such products increase significantly, we may experience an increase in our inventory balance, inventory impairment and fulfillment cost, which may materially and adversely affect our working capital. As a result, our business, financial condition and results of operations may be materially and adversely affected.

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

We have been expanding our logistics network. If we are not able to manage such expansion successfully, our growth potential, results of operations and business could be materially and adversely affected.

        Our logistics network, currently consisting of regional logistics hubs located in Guangdong Province in Southern China, Kunshan in Jiangsu Province in Eastern China, Chengdu in Sichuan Province in Western China, Tianjin in Northern China, and Wuhan in Hubei Province in Central China, is essential to our business growth. We have used and intend to continue using a portion of the proceeds from the follow-on public offering of ADSs that we completed in March 2013, or the 2013 offering, and the public offering of 1.50% convertible senior notes due 2019 that we completed in March 2014, or the 2014 offering, to expand our logistics network to accommodate increasing volumes of customer orders, enhance customer services, provide better coverage across China, invest in IT system and mobile channel, and other general purposes. As part of our expansion plan, we expect to add more logistics centers to strengthen our regional logistics hubs in the future and have been building up our own in-house delivery capabilities. However, we cannot assure you that our plans to operate our own logistics centers and delivery operations will be successful. The expansion of our logistics network will put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plan. Nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plan. If we are unable to secure new facilities for the expansion of our logistics operations, or to effectively control expansion-related expenses, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Uncertainties regarding the growth and sustained profitability of the online retail market in China, in particular, the development of the online flash sales business model, could adversely affect our business, prospects, financial condition and results of operations.

        All of our total net revenue is generated through an online retail business model, and in particular, an online flash sales business model. While online retail businesses have existed in China since the 1990s, only recently have a limited number of these companies become profitable. The flash sales business model originated in Europe in 2001 and then spread to the United States. The business model was not introduced to China until recently. The long term viability and prospects of the online retail industry, particularly companies utilizing an online flash sales business model, and B2C e-commerce business generally in China, remain untested and subject to significant uncertainty. Our business, financial condition and results of operations will depend on numerous factors affecting the development of the online flash sales business and, more broadly, the online retail and e-commerce businesses in China, which may be beyond our control. These factors include the general economic conditions in China, the growth of internet usage, the confidence in and level of e-commerce and online spending, the emergence of alternative retail channels or business models, the success of marketing and brand building efforts by e-commerce and flash sales companies, and the development of payment, logistics, after-sale and other services associated with e-commerce and flash sales.

The proper functioning of our IT systems is essential to our business. Any failure to maintain the satisfactory performance, security and integrity of our website and systems will materially and adversely affect our business, reputation, financial condition and results of operations.

        Our IT systems mainly include technology infrastructure supporting our vip.com and lefeng.com user-interface website, as well as our customer service, enterprise resource planning, warehouse and logistics management, product information management, business intelligence and administration management systems. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain customers and our ability to maintain a satisfactory customer experience and level of customer service.

        Our servers may be vulnerable to computer viruses, user traffic boom that exceeds the capacity of our servers, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We have experienced one instance of system failure in January 2013 caused by unexpectedly large user traffic during a discount campaign, which was subsequently resolved. We did not have material system failure in 2014.

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

        Currently, we accept payments through third-party online payment platforms, such as alipay.com and tenpay.com. In 2014, more than 60% of our total net revenues were collected through online payment systems. We expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. In all these online payment transactions, secured transmission of confidential information such as customers' credit card numbers and personal information over public networks is essential to maintain consumer confidence.

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

        We have been and may continue to be subject to allegations that some of the items sold on our website are counterfeited or without authorization from the relevant brand owner. In addition, lefeng.com, the online retail website owned by Lefeng in which we acquired a 75% equity interest of in February 2014, has also been subject to allegations that some of the items sold on the website are counterfeited or without authorization from the relevant brand owner. As of December 31, 2012, 2013 and 2014, we worked with 2,759, 4,287 and 7,110 brand partners, respectively. We can provide no assurance that measures we have adopted in the course of sourcing such products to ensure their authenticity or authorization and to minimize potential liability of infringing third parties' rights will be effective. Any inadvertent sales of counterfeit, non-authentic or unauthorized items, or public perception of such incidents, could harm our reputation, impair our ability to attract and retain customers and cause us to incur additional costs to respond to any incident of this nature. In the event that counterfeit products, unauthorized products or products, images, logos or any other information on our website that otherwise infringes third parties' rights are sold or posted on our website, we could also face infringement claims. We have occasionally received claim letters alleging our infringement of third-party rights. Although we have not suffered any material adverse impact due to these claims, we cannot assure you that in the future, we will not be required to allocate significant resources and incur material expenses regarding such claims. We could be required to pay substantial damages or to refrain from the sale of relevant products in the event that a claimant prevails in any proceedings against us. Forms of potential liabilities under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation and administrative penalties. Moreover, our reputation could be negatively affected due to the negative publicity of any infringement claim against us. Any third-party claims may have a material adverse effect on our business, prospects, financial condition and results of operations.

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

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners and others, to protect our proprietary rights. As of December 31, 2014, we own 43 registered trademarks, copyrights to 39 software products developed by us relating to various aspects of our operations, and 214 registered domain names that are material to our business, including vip.com and vipshop.com. See "Item 4.B. Information on the Company—Business Overview—Intellectual Property."

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

Any interruption in the operation of our regional logistics hubs or data centers for an extended period may have an adverse impact on our business.

        Our ability to process and fulfill orders accurately and provide high quality customer service depends on the efficient and uninterrupted operation of our five regional logistics hubs and our self-owned servers located in data centers operated by major PRC internet datacenter providers. Our regional logistics hubs and data centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins, earthquake, human error and other events. We have developed a disaster tolerant system which includes real-time data mirroring, daily off-line data back-up and redundancy and load balancing. However, we do not carry business interruption insurance. The occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

        Our business operations depend on the continuing efforts of our management, particularly the executive officers named in "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management" in this annual report. If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements we have entered into with our management team, particularly in China, where all these individuals reside. As a result, our business may be negatively affected due to the loss of one or more members of our management.

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

        Some of our lessors do not have proper ownership certificates for the properties we lease, or have other restrictions on their ownership of the properties. In particular, our office in Guangzhou is located on land allocated by local government, and the lessor has not obtained the relevant governmental approvals for leasing these premises. Some of our leased properties were mortgaged by the owners to third parties before we entered into lease agreements with them, and if such owners fail to perform their obligations secured by such properties and the mortgage is enforced by the third parties, we may be unable to continue to lease such properties and may be forced to relocate. In addition, most of our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by the PRC law. According to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord. However, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 (US$1,612) each for such failure to register the lease. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities or any third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged by the governmental authorities or third parties alleging ownership of such properties. In the event that our use of properties is successfully challenged, we may be forced to relocate the affected operations. We can provide no assurance that will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

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

        We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies' internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2014, to be included in this annual report, as we ceased to be an emerging growth company under the JOBS Act in 2013. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2014. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2014. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

        The global macroeconomic environment is facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014, and the slowdown of the Chinese economy from 2012 to 2014. Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and online retail industry in China. Although the economy in China has grown significantly in the past decades, any severe or prolonged slowdown in the global and/or Chinese economy could reduce our customers' expenditures for our products, which in turn may adversely affect our results of operations and financial condition. The growth rate of China's gross domestic product, or GDP, decreased in recent years. According to the National Bureau of Statistics of China, in 2014, the growth rate of China's GDP was 7.4%, and it is uncertain whether this economic slowdown will continue into 2015 and beyond. The online retail industry is particularly sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in China's economy may lead to a reduced level of online purchasing activities, which could materially and adversely affect our business, financial condition and results of operations.

        Moreover, a slowdown in the global or China's economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors' confidence, which constitutes the basis of the credit markets. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Ukraine. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.

        Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, provision of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide commercial internet content services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting commercial internet content provision business. The Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain value-added telecommunication business operating licenses, or VATS Licenses, to conduct any value-added telecommunications business in China. Because commercial internet content provision is a value-added telecommunication business, foreign-invested enterprises that plan to engage in internet content provision business must obtain VATS Licenses for internet content provision business, or the ICP Licenses. Under the MIIT Circular, a domestic company that holds a VATS License, including the ICP license, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

        We are a Cayman Islands company, and two of our PRC subsidiaries, namely Vipshop (China) Co., Ltd., or Vipshop China, and Lefeng (Shanghai) Information Technology Co., Ltd., or Lefeng Shanghai, are wholly foreign-owned enterprises, or WFOEs, under PRC laws. To comply with PRC laws and regulations, we conduct operations of our websites in China through two sets of contractual arrangements: one set entered into by (a) Vipshop China, (b) Guangzhou Vipshop Information Technology Co., Ltd., or Vipshop Information, a consolidated affiliated entity, and (c) shareholders of Vipshop Information; and the other set entered into by (x) Lefeng Shanghai, (y) Shanghai Pinjian E-Commerce Co., Ltd., or Lefeng Information, a consolidated affiliated entity, and (z) shareholders of Lefeng Information. Because all shareholders of our consolidated affiliated entities are PRC citizens, our consolidated affiliated entities are therefore considered PRC domestic enterprises under PRC law. Our consolidated affiliated entity, Vipshop Information, holds an ICP License that is essential to the operation of our business. Another consolidated affiliated entity that we set up in mid-2014, Lefeng Information, carries out minimal online retail services at the current stage. In addition to its online retail business, as of the date of this annual report, Lefeng Information also provides, through our website lefeng.com, online advertising services to third parties, which may be deemed as commercial internet content provision services and require an ICP License. Lefeng Information currently does not hold an ICP License, and is preparing to apply to the competent authority in Tianjin for an ICP License after its ongoing relocation from Shanghai to Tianjin is completed. For a detailed description of these licenses and permits, see "Item 4.B. Information on the Company—Business Overview—Regulation." Each of our consolidated affiliated entities is a PRC limited liability company. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their operating results in our financial statements under

U.S. GAAP. For a detailed description of these contractual arrangements, see "Item 4.C. Information on the Company—Organizational Structure."

        In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, each as described in this annual report, are in compliance with existing PRC laws, rules and regulations, and the contractual arrangements among (a) Vipshop China, (b) Vipshop Information, and (c) shareholders of Vipshop Information as one set and (x) Lefeng Shanghai, (y) Lefeng Information, and (z) shareholders of Lefeng Information as the other set, each as described in this annual report, are not in violation of any existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Particularly, in January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law for public review and comments. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. See also "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations." Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to or otherwise different from that of our PRC counsel.

        In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide. If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities, including the CSRC, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or our consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or our consolidated affiliated entities, shutting down our servers or blocking our websites, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering, 2013 offering or 2014 offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

We rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If our consolidated affiliated entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

        Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our consolidated affiliated entities, in which we have no ownership interest, through our PRC subsidiaries to partly conduct our operations. These contractual arrangements, governed by PRC law, are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated affiliated entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. If we hold controlling equity interest in our consolidated affiliated entities, we would be able to exercise our shareholder rights to effect changes to its board of directors, which in turn could implement changes at the management and operational level of the consolidated affiliated entities. However, under the current contractual arrangements, if our consolidated affiliated entities or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies, including arbitration and litigation, under PRC law, which may not be sufficient or effective. In particular, the contractual arrangements relating to Vipshop Information provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission South China Sub-Commission for arbitration, while the contractual arrangements relating to Lefeng Information provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission for arbitration. The ruling of such arbitration will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entities. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation, and we may not be able to consolidate the financial results of our consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

The shareholders of our consolidated affiliated entities have potential conflicts of interest with us, which may adversely affect our business.

        Each shareholder of Vipshop Information is a shareholder and/or director of our company. Equity interest held by each of these shareholders in our company is less than its interest in Vipshop Information. In addition, such shareholders' equity interest in our company will be further diluted as a result of any future offering of equity securities. As a result, conflicts of interest may arise as a result of such dual shareholding and governance structure.

        Each of these shareholders of Vipshop Information is also a director of our company, and has a duty of care and loyalty to our company and to our shareholders as a whole under Cayman Islands law. Under the contractual arrangements with Vipshop Information and its shareholders, (a) we may replace any such individual as a shareholder of Vipshop Information at our discretion, and (b) each of these individuals has executed a power of attorney to appoint Vipshop China or its designated third party to vote on their behalf and exercise shareholder rights of Vipshop Information. However, we cannot assure you that these individuals will act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will be resolved in our favor. These individuals may breach or cause Vipshop Information to breach the existing contractual arrangements. If we cannot resolve any conflicts of interest or disputes between us and any of these individuals, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

        The shareholders of Lefeng Information are Mr. Eric Ya Shen and Mr. Zhihui Yu. Mr. Eric Ya Shen, our co-founder, chairman and chief executive officer, holds 75% of the equity interest in Lefeng Information, and Mr. Zhihui Yu holds the remaining 25%. Although the shareholders of Lefeng Information are contractually obligated to act in good faith and in our best interest, they may still have potential conflicts of interest with us. We cannot assure you that when conflicts of interest arise, any or all of these individual shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individual shareholders may breach, cause Lefeng Information to breach or refuse to renew, the existing contractual arrangements with us. Currently, we do not have any arrangements to address potential conflicts of interest between these individual shareholders and our company, except that we could exercise our transfer option under the exclusive option agreement with the relevant individual shareholders to request him or her to transfer all of his or her equity interest in Lefeng Information to one or more persons designated by us.

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are important to the operation of our business if either such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        As part of our contractual arrangements with our consolidated affiliated entities, each such entity holds certain assets that are important to the operation of our business. If either of our consolidated affiliated entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If either of our consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        The Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China as well as the viability of our current corporate structure, corporate governance and business operations in many aspects.

        Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether an enterprise is considered a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, an FIE refers to an enterprise established in China pursuant to PRC laws that is wholly or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that an enterprise established in China without direct foreign equity ownership but "controlled" by foreign investors will be treated as an FIE. Once an enterprise falls within the definition of FIE, it may be subject to foreign investment "restrictions" or "prohibitions" set forth on a "negative list" to be separately issued by the State Council in the future. If a foreign investor proposes to establish an FIE to conduct business in an industry subject to foreign investment "restrictions" on the "negative list," the foreign investor must obtain market entry clearance by the MOC before the proposed FIE can be established. Moreover, an FIE cannot conduct business in any industry subject to foreign investment "prohibitions" on the "negative list." However, during the market entry clearance process, the investor of an FIE may apply to the MOC in writing to request that the FIE be treated as a PRC domestic enterprise, if the FIE is ultimately "controlled" by PRC entities and/or citizens. In this connection, "control" is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% of or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations.

        The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website." and "Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Vipshop Information." Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the "negative list," the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

        It is likely that we might be considered as ultimately controlled by PRC entities and/or citizens, because, among others, Mr. Eric Ya Shen as a PRC citizen and his affiliates hold 16,510,358 Class B ordinary shares representing 62.5% of our total voting power as of March 31, 2015. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to existing companies with VIE structure, whether or not these companies are controlled by PRC entities and/or citizens, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the online sales, e-commerce, and value-added telecommunications industries, in which our consolidated affiliated entities operate, will be subject to the foreign investment restrictions or prohibitions set forth on the "negative list" to be issued. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

        The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

        We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our PRC subsidiaries and our consolidated affiliated entities were not entered into on an arm's length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our consolidated affiliated entities adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated entities' tax expenses without reducing our tax expenses, which could subject our consolidated affiliated entities to late payment fees and other penalties for underpayment of taxes. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles. As a result, our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

If our consolidated affiliated entities fails to obtain and maintain the requisite assets, licenses and approvals required under PRC law, our business, financial condition and results of operations may be materially and adversely affected.

        Foreign investment and the internet industry in China are highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. See "Item 4.B. Information on the Company—Business Overview—Regulation." Our PRC subsidiaries and our consolidated affiliated entities are required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, our PRC subsidiaries and our consolidated affiliated entities may be required to obtain additional licenses. For instance, Lefeng Information is preparing to register its issuance and sale of single purpose commercial pre-paid cards with the MOC, and to apply to the competent authority in Tianjin for an ICP License after its ongoing relocation from Shanghai to Tianjin is completed. If we fail to obtain or maintain any of the required, assets, licenses or approvals, our continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net revenue, fines and the discontinuation or restriction of our operations. Any such disruption in the business operations of our consolidated affiliated entities will materially and adversely affect our business, financial condition and results of operations.

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

        While the Chinese economy has experienced significant growth over the past decades, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

        We conduct our business primarily through our PRC subsidiaries and our consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries, Vipshop China and Lefeng Shanghai, are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

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

        The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet-related business include, but are not limited to, the following:

  •
  We only have contractual control over our website. We do not directly own our website through our subsidiaries due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

  •
  There are uncertainties relating to the regulation of the internet-related business in China, including evolving licensing practices. This means that some of our permits, licenses or operations may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.

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

        The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China's regulation of internet-related business.

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

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (the "PCAOB"), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

        Because we have substantial operations within China and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the PRC authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our independent registered public accounting firm's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If the settlement recently reached between the SEC and the "Big Four" China-based accounting firms, including the PRC affiliate of our independent registered public accounting firm, concerning the manner in which the SEC may seek access to audit work papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

        Starting in 2011 all PRC audit firms practicing before the SEC, including the PRC affiliate of our independent registered public accounting firm and those of the other "Big Four" networks, were affected by a conflict between U.S. and PRC laws. Specifically, the SEC and the PCAOB sought to obtain from the PRC accounting firms access to their audit work papers and related documents from audits in China of the operations of certain U.S.-listed companies. The PRC accounting firms were, however, advised by their legal counsels and directed by the relevant PRC authorities that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

        In December 2012 the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC affiliates of the "Big Four" accounting firms, including the PRC affiliate of our independent registered public accounting firm. After the first hearing in July 2013, an administrative law judge issued an initial decision in January 2014 in favor of the SEC and proposed penalties on the PRC accounting firms including a temporary suspension of their right to practice before the SEC, which did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the SEC Commissioner had taken place, the PRC accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The PRC accounting firms will receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the PRC accounting firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the recently-stayed proceeding against all four firms. The SEC also reserves the right to resume those proceedings in circumstances where, notwithstanding the accounting firms' compliance with the procedures in the settlement agreement, the SEC does not receive a production of documents which it considers satisfactory (for example, due to action or inaction by the PRC authorities).

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, U.S.-listed companies with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China whose work could contribute to SEC filings, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

        If the PRC affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Fluctuations in exchange rates may have a material adverse effect on your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and elsewhere in the world. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. The PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has gradually appreciated against the U.S. dollar since June 2010, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

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

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

        We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for the service of any debt we may incur. Our subsidiaries' ability to distribute dividends is based upon their distributable earnings which are mainly derived from the payments for products and services from our consolidated affiliated entities. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our debt and equity offerings to make loans or additional capital contributions to our PRC subsidiaries in China.

        Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of the PRC Ministry of Commerce or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as approved by the PRC Ministry of Commerce or its local branches. Any medium or long term loan to be provided by us to our consolidated affiliated entities must be approved by the National Development and Reform Commission and SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our debt and equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capital in foreign currency of a foreign-invested enterprise may only be used for purposes within the business scope approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within the PRC unless otherwise permitted by the PRC law. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of a foreign-invested enterprise. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our public offerings of debt and equity securities within the business scopes of our PRC subsidiaries. SAFE Circular 142 may significantly limit our ability to transfer the net proceeds from the public offerings of debt and equity securities to our PRC subsidiaries or invest in or acquire any other companies in China. SAFE also promulgated SAFE Circular 45 in November 2011, which, among other things, restrict a foreign-invested enterprise from using Renminbi funds converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Violations of these circulars could result in severe monetary or other penalties. In addition, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested

Enterprises, or SAFE Circular 19, on April 8, 2015. SAFE Circular 19 will take effect as of June 1, 2015 and supersede SAFE Circular 142 on the same date. SAFE Circular 19 launches a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. SAFE Circular 142, SAFE Circular 45 and SAFE Circular 19 may significantly limit our ability to transfer to and use in China the net proceeds from our public offerings of equity securities, which may adversely affect our business, financial condition and results of operations.

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

        On July 4, 2014, SAFE has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

        Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China.

        All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch as required by SAFE Circular 37 by the end of 2014. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries' ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

        We and our PRC resident employees who participate in the employee stock incentive plans, which we adopted in March 2011, March 2012, and July 2014, respectively, have been subject to these regulations since our company became a publicly-listed company in the United States in March 2012. We have been assisting our PRC option grantees to complete the required registrations and procedures on a quarterly basis. If we or our PRC option grantees fail to comply with these regulations, we or our PRC option grantees may be subject to fines and other legal or administrative sanctions. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Stock Incentive Plans."

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

        On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        We face uncertainties as to the reporting and other implications of past and future private equity financing transactions, share exchange or other transactions involving transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

        Although it appears that SAT Circular 698 and SAT Public Notice 7 are not intended to apply to purchase and sale of shares of publicly traded companies in the open market, SAT Circular 698 and SAT Public Notice 7 may be determined by the tax authorities to be applicable to us in our acquisition of equity interests in companies such as Lefeng and Ovation, and our non-resident shareholders who acquired our shares outside of the open market and subsequently sell our shares in our private financing transactions or in the open market if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and SAT Public Notice 7 and may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to establish that we should not be taxed under SAT Circular 698 and SAT Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or such non-resident shareholders' investments in us.

It is unclear whether we will be considered a PRC "resident enterprise" under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC "resident enterprise" status, our global income may be subject to the 25% PRC enterprise income tax, which could have a material adverse effect on our results of operations.

        Under the PRC Enterprise Income Tax Law and its implementation rules, which became effective in January 2008, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules of the Enterprise Income Tax Law define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise." On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Further, Circular 82 states that certain PRC-controlled enterprises will be classified as "resident enterprises" if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax Law and Individual Income Tax Law." Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in Circular 82 and the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. In addition to the uncertainty regarding how the new resident enterprise classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income as well as PRC enterprise income tax reporting obligations. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Dividends and/or interest payable to our foreign investors and gains on the sale of our ADSs or ordinary shares or notes by our foreign investors may become subject to taxes under PRC tax laws.

        Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends and/or interest payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends and/or interest are not effectively connected with such establishment or place of business, to the extent such dividends and/or interest are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares or notes by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends and/or interest paid on our ordinary shares or ADSs or notes, and any gain realized from the transfer of our ordinary shares or ADSs or notes, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax Law and Individual Income Tax Law." Furthermore, if we are deemed a PRC resident enterprise, dividends and/or interest payable to investors that are non-PRC individual investors and any gain realized on the transfer of ADSs or ordinary shares or notes by investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares or notes would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends and/or interest payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ADSs or notes by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs or notes may be adversely affected.

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

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. We have not made adequate employee benefit payments as required under applicable PRC labor laws. Accruals for the underpaid amounts as recorded were US$0.5 million, US$1.6 million, US$2.2 million, US$3.0 million, and US$4.4 million as of December 31, 2010, 2011, 2012, 2013 and 2014, respectively. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. If we are subject to such penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

        The market price for our ADSs has fluctuated since we first listed our ADSs on the New York Stock Exchange, or the NYSE, on March 23, 2012. As of April 23, 2015 (starting from March 23, 2012), the trading price of our ADSs, as adjusted retrospectively for all periods presented to reflect the current ADS to Class A ordinary share ratio of five ADSs representing one Class A ordinary share effective on November 3, 2014, have ranged from US$0.41 to US$30.59 per ADS, and the last reported trading price on April 23, 2015 was US$29.87 per ADS.

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

        In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular company. The securities of some China-based companies that are listed in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, some negative news and perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure including the use of variable interest entities or other matters of other China-based companies have negatively affected the attitudes of investors towards China-based companies, including us, in general in the past, regardless of whether we have engaged in any inappropriate activities, and any news or perceptions with a similar nature may continue to negatively affect us in the future. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

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

        Sales of our ADSs, ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline and therefore adversely impact the value of the senior convertible notes we offered in the 2014 offering. As of the date of this annual report, we had 115,781,661 Class A and Class B ordinary shares outstanding, including 83,074,049 Class A ordinary shares represented by ADSs. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our "affiliates" without restriction or additional registration under the Securities Act.

        Certain holders of our Class A ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

        We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and consolidated affiliated entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

        Our currently effective amended and restated memorandum and articles of association contain certain provisions that could limit the ability of third parties to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

        Our co-founder, chairman and chief executive officer, Mr. Eric Ya Shen, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2015, Mr. Eric Ya Shen beneficially owned 62.5% of the aggregate voting power of our company. As a result, Mr. Eric Ya Shen has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and he may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

        Depending upon the market price of our ADSs and the nature of our assets and income over time, we could be classified as a "passive foreign investment company," or "PFIC," for United States federal income tax purposes. Although the law in this regard is unclear, we treat our consolidated affiliated entities (and their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we combine this entity's operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliated entities (or their subsidiaries) for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

        Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets and the market price of our ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to become a PFIC, if, among other matters, our market capitalization declines, we may be a PFIC for the current or future taxable years. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in the offering that we completed in March 2014. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

        If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in "Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations") would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see "Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Investment Company Considerations."

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

        As a public company, we have incurred significant accounting, legal and other expenses that we did not incur when we were a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, requires significantly heightened corporate governance practices for public companies, including Section 404 relating to internal control over financial reporting. We ceased to be an "emerging growth company" pursuant to the JOBS Act since 2014, and we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with reasonable certainty the amount of additional costs we may incur or the timing of such costs.

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

ITEM 4.    INFORMATION ON THE COMPANY

A
History and Development of the Company

Our Company

        We are a holding company incorporated in the Cayman Islands and conduct our business through our subsidiaries and consolidated affiliated entities in China. We started our operations in August 2008 when our founders established Vipshop Information in China. In order to facilitate foreign investment in our company, our founders incorporated Vipshop Holdings Limited, an offshore holding company in Cayman Islands, in August 2010. In October 2010, Vipshop Holdings established Vipshop International Holdings Limited, or Vipshop HK, a wholly owned subsidiary, in Hong Kong. Subsequently, Vipshop HK established a wholly owned PRC subsidiary, Vipshop China, in January 2011.

        To support our regional business expansion, Vipshop China established a number of wholly owned PRC subsidiaries that focus on warehousing and logistics as well as product procurement over the years since 2011. As of December 31, 2014, we mainly rely on the following six principal subsidiaries of Vipshop China to build up our regional logistics network:

  •
  Vipshop (Kunshan) E-Commerce Co., Ltd.

  •
  Vipshop (Jianyang) E-Commerce Co., Ltd.

  •
  Vipshop (Tianjin) E-Commerce Co., Ltd.

  •
  Vipshop (Zhuhai) E-Commerce Co., Ltd.

  •
  Vipshop (Hubei) E-Commerce Co., Ltd.

  •
  Chongqing Vipshop E-Commerce Co., Ltd.

        Along with the growth of our mobile active customers and mobile service offerings, Vipshop China formed Guangzhou Pinwei Software Co., Ltd. in 2012 as a research and development center to focus on our mobile product and solutions.

        On February 14, 2014, we acquired a 75% equity interest in Lefeng.com Limited, or Lefeng, from its parent company Ovation Entertainment Limited, or Ovation. Before this acquisition, Lefeng had been a wholly-owned subsidiary of Ovation. To facilitate the acquisition, Ovation has restructured its online platform business conducted through lefeng.com, an online retail website specialized in selling cosmetics and fashion products in China, by transferring certain assets and liabilities, including domain names (which were subsequently transferred through Vipshop Information to Lefeng Information), trademarks, copyrights and employees that form part of the online platform business, to Lefeng. The total consideration paid by our company for the acquisition was approximately US$132.5 million including cash payment and financing in connection with assumed liabilities. On June 24, 2014, we and Ovation have each designated a PRC citizen, namely, Mr. Eric Ya Shen by us and Mr. Zhihui Yu by Ovation, to be the nominee shareholders and established Lefeng Information to operate our website lefeng.com.

        In connection with the acquisition, we and a subsidiary of Lefeng have entered into framework supply agreements with a PRC affiliate of Ovation, pursuant to which Ovation's PRC affiliate agreed to supply cosmetics, apparel, healthcare products, food and other consumer products developed under Ovation's proprietary brands exclusively to us for sale to consumers through vip.com, lefeng.com and other third-party websites. If our sales of Ovation products to consumers through vip.com, lefeng.com and other third-party websites in 2014 are less than RMB900 million (US$148.7 million), we would be required to purchase additional products from Ovation to the extent of the shortfall. We would be entitled to sales rebates depending on the amount of sales achieved for Ovation's proprietary brands after such sales exceed RMB900 million (US$148.7 million). These framework supply agreements were terminated by the parties thereof in January 2015.

        Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We, as a Cayman Islands company, and our PRC subsidiary, Vipshop China, as a wholly foreign-owned enterprise, are both restricted from holding the licenses that are necessary for our online operation of vip.com in China. To comply with these restrictions, we conduct our online operations of vip.com principally through Vipshop Information, our consolidated affiliated entity in China. Vipshop Information operates our website vip.com and holds the licenses necessary to conduct our internet-related operations of vip.com in China.

        See "Item 4.C. Information on the Company—Organizational Structure" for a diagram illustrating our corporate structure as of December 31, 2014.

        On March 23, 2012, our ADSs began trading on the NYSE under the ticker symbol "VIPS." We issued and sold a total of 11,176,470 ADSs, representing 22,352,940 ordinary shares, at an initial offering price of US$6.50 per ADS.

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

        On September 15, 2014, our shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which our authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

        Effective November 3, 2014, we changed our ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to five ADSs representing one Class A ordinary share.

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

B
Business Overview

Overview

        We are a leading online discount retailer for brands in China. We offer high-quality branded products to consumers in China through flash sales mainly on our vip.com website. Flash sales represent a new online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time. Since our inception in August 2008, we have attracted a large and growing number of consumers and popular brands. We had 127.8 million registered members and over 27 million cumulative customers, and promoted and sold products for over 13,000 popular domestic and international brands as of December 31, 2014.

        Our business model provides a unique online shopping experience for our customers. We offer new sales events daily with a curated selection of popular branded products at deeply discounted prices in limited quantities during limited time periods, creating the element of "thrill and excitement" associated with our unique customer shopping experience. Our strong merchandizing expertise enables us to select the brand composition and product mix of our daily sales events that appeal to our customers, who mostly consist of urban and educated individuals in China who are seeking lifestyle enhancements. We have built a highly engaged and loyal customer base that contributes to our sales growth, while also enabling us to attract new customers primarily through word-of-mouth referrals. A majority of our customers have purchased products from us more than once. Our total number of repeat customers was 2.6 million, 6.0 million and 14.6 million in 2012, 2013 and 2014, respectively, representing 63.9%, 63.8% and 61.8%, respectively, of the total number of our active customers during the same periods. Orders placed by our repeat customers accounted for 93.2%, 93.0% and 91.6%, respectively, of our total orders during the same periods.

        We are a preferred online flash sales channel in China for popular domestic and international brands. We believe that well-known and popular brands are attracted to our website and services because of our ability to monetize large volumes of their inventory in short periods of time, increase consumer awareness of their brands and products, reach potential customers throughout China, and fulfill their demand for customer data analysis and inventory management. Among the brands that have promoted and sold products on our website, substantially all of them have returned to pursue additional sales opportunities with us. To date, we have the exclusive rights to sell selected products from a cumulative of over 1,600 popular brands.

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

        We began our operations in August 2008 and have grown significantly since then. In 2012, 2013 and 2014, we fulfilled approximately 21.9 million, 49.2 million and 107.3 million customer orders, respectively, and we generated total net revenues of US$692.1 million, US$1.7 billion and US$3.8 billion, respectively. In 2012, we incurred net losses of US$9.5 million. In 2013 and 2014, we generated net income of US$52.3 million and US$122.8 million, respectively. Our net loss in 2012 and net income in 2013 and 2014 reflected non-cash share-based compensation expenses in an aggregate amount of US$7.6 million, US$12.5 million, and US$36.8 million, respectively.

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

Our Flash Sales Model

        Flash sales embody characteristics of value, quality and convenience that are well suited to brand-conscious consumers in China seeking quality goods at substantial discounts. Through our flash sales model, we sell limited quantities of deeply discounted branded products online for limited periods of time. We optimize the brand composition and product mix of our daily sales events based on our strong merchandizing expertise. As of December 31, 2014, we have offered diversified product offerings from over 13,000 popular domestic and international brands, including apparel for women, men and children, fashion goods, cosmetics, home goods and other lifestyle products. We carefully select well-known and popular mid-level to premium brands and products that appeal to a broad base of consumers with different purchasing powers throughout China. To foster customer confidence of purchasing quality products from our website, we provide limited product quality insurance for our products.

        We offer new sales events daily starting at 10 a.m. and 8 p.m. Beijing time, and our website experiences a surge of visitor traffic in the ensuing two hours as consumers are eager to purchase popular deals of the day before they are sold out. In 2014, during the peak hours of our daily sales, average hourly visitor traffic to our website was about two to three times higher than the hourly average number of unique visitors to our website per day during the month. To provide our customers with a greater opportunity to purchase featured discounted products, each customer is limited to purchasing two pieces of the same item and each shopping cart can only hold 20 items at one time, except for food products. Unpaid items in the shopping cart will be automatically returned to the available products pool in 20 minutes. Consequently, customers must make quick purchase decisions within a limited period of time, adding to the thrill of the experience.

        Our flash sales model is also characterized by the high frequency and a large volume of inventory turnover. During 2014, we hosted over 48,000 flash sales events via vip.com excluding group-buy events, each lasting three to five days in general.

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

        Our website design offers many user-friendly features that enhance customer experience and convenience:

  •
  Browsing.  All visitors to our website can browse and view our sales events, but a customer must register as a member, which is free, in order to participate in the sales events. Our website features a variety of different brands and products for each daily sales. For each featured brand, consumers can view a short flash animation to receive background information on a particular brand with which they are not already familiar. In addition, we provide customers with curated descriptions and proprietary photographs of each product shown from multiple angles. Our website also provides advance previews of upcoming sales of highly sought-after products. We sort our product offerings into different categories, such as "women," "men," "children" and "lifestyle" so that our customers can easily find the products they are interested in.

  •
  Daily Sales Events.  We launch new sales events twice a day at 10 a.m. and 8 p.m. Beijing time, respectively, and typically last for three to five days. Each sale item is available in limited quantities and remains on sale only while supplies last. We thoroughly plan in advance our daily sales to offer a balanced and complementary mix of brands and products.

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

        We introduced mobile applications for the iPad™, iPhone™, Android™ and Symbian™ devices in 2011 to increase our customer stickiness and to further enhance customer engagement through mobile devices. As a result, the number of our mobile active customers increased from approximately 0.3 million in the first quarter of 2013 to over 7 million in the fourth quarter of 2014. We believe that consumers' increasing reliance on mobile internet through smartphones and other mobile devices presents opportunities for us to further enhance customer experience and increase customer stickiness.

        To diversify our offerings of products and brands that cater to individual preferences, we launched new channels on our website such as a channel designated for promotion of chic and trendy branded products called Vipshop Beauty, a channel designed to sell furniture, upholstery, bed and bath, kitchen, home and electronics products called Vipshop Home, a channel designed to sell maternity, infant and children's products called Vipshop Baby, and a channel designated for direct purchase of overseas branded products called Global Sale. We believe that the introduction of these new channels provides brands meaningful alternatives to monetize their inventory quickly and to increase consumer awareness throughout China.

        Similar to vip.com, we offer a variety of products and services for consumers through lefeng.com, specializing in branded cosmetics, apparel, healthcare products, food and other consumer products.

        In addition to our websites, as of December 31, 2014, we have opened seven store outlets in the Guangzhou area, one near our Jianyang warehouse, and one near our Foshan warehouse to sell certain clearance inventories. Sales through these stores have been immaterial for our business as a whole. We currently have no plans to expand into offline retail sales, except for the limited purpose of liquidating our clearance inventories. In 2014, we generated US$2.7 million gross revenues (including VAT) from offline retail stores.

Our Brand Partners

        Since our inception in August 2008, we have attracted a broad and diverse group of brands enabling our website to become the online shopping destination of choice for urban, fashion-oriented and value conscious consumers. Our brand partners include primarily brand owners, and to a lesser extent, brand distributors and resellers. In 2012, 2013 and 2014, we worked with 2,759, 4,287 and 7,110 brand partners, respectively. None of the brands accounted for more than 3% of our total revenues in 2012, 2013 and 2014. To date, substantially all of our brand partners have sought to pursue new sales opportunities with us. We believe that our ability to assist brands in effectively selling their inventory and in fulfilling their demand for marketing, customer data analysis and inventory management will attract new brands and build stronger ties with our existing brand partners.

Brand Selection and Procurement

Brand Selection

        We have implemented a strict and methodical brand selection process. Our merchandizing team, which consisted of 1,268 members as of December 31, 2014, is responsible for identifying potential qualified brands based on our selection guidelines. We carefully select prospective brand partners, choosing to work only with those that are well-known and offer high quality or premium products that are popular among consumers in China, and that are willing to provide competitive prices and favorable payment credit and product return terms. We generally select brands that have an established network of stores in major department stores or shopping malls in China. We seek input from our customers in the brand selection process. Through our homepage, consumers can send us suggestions regarding the brands they would like to be able to purchase from us. Once a potential brand is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses and safety, sanitary and quality certifications, and trademark registration certificates and license agreements in relation to the branded products. This review process helps to ensure that we maintain a portfolio of brands with high quality standards and good reputation that can meet our customers' expectations.

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

Inventory Management

        For brands where we have established long-term relationships, we typically do not pay any deposit on the products we purchase. For other brands, however, we generally pay a deposit ranging from 10% to 30% of the total price for each purchase order.

        We generally have the right to return unsold items within a period after the end of a sales event. We typically pay for the purchase order in installments with the last installment paid upon full settlement of the unsold items or returned products we receive from customers. We typically do not have the right to return the unsold products to the brand partners of certain types of products, such as certain sporting goods and cosmetic beauty products. For these products, we have been able to utilize our strong marketing expertise regarding customer preferences to achieve quick inventory turnover.

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

Our Product Offerings

Product Categories

        We offer a broad spectrum of apparel, fashion goods, cosmetics, home goods and lifestyle products from popular domestic and international brands. The following table illustrates our current product categories:

Product Category	Product Description
Womenswear	Women's apparel, featuring a variety of apparel and styles for different age groups, including casual wear, jeans, dresses, outerwear, swimsuits, lingerie, pajamas and maternity clothes.
Menswear	Men's apparel, featuring a variety of apparel and styles for different age groups, including casual and smart-casual T-shirts, stylish polo shirts, jackets, pants and underwear.
Footwear	Shoes for women and men designed in a variety of styles, for both casual and formal occasions.
Accessories	Fashion accessories in various styles and materials for women and men, including belts, fashionable jewelry, watches and glasses complementing our apparel offerings.
Handbags	Purses, satchels, duffel bags and wallets in many colors, styles and materials.
Children	Apparel, gear and accessories, furnishings and decor, toys and games for boys, girls, infants and toddlers of all age groups.
Sportswear and sporting goods	Sports apparel, sports gear and footwear for tennis, badminton, soccer and swimming.
Cosmetics	High quality, affordable skin care and cosmetic products, including cleansers, lotions, face and body creams, face masks, sunscreen, foundations, lipsticks, eye shadows and nail polish.
Home goods and other lifestyle products	Home goods with an extensive selection of home furnishings, including bedding and bath product, home decor, dining and tabletop items, and small household appliances.
Luxury goods	Internationally-known premium designer apparel, footwear and accessories.
Gifts and miscellaneous	Snacks, health supplements and occasion-based gifts, such as chocolates, moon-cakes and tea.

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

Payment, Fulfillment and Return

Payment

        We provide our customers with the flexibility to choose from a number of payment options. Our payment options include cash on delivery, bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms, such as alipay.com and tenpay.com. Under the cash on delivery option, our third-party delivery service providers deliver products to customers' designated addresses and collect payment on site. As of December 31, 2014, we had built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in over 300 cities across China. This payment method not only provides our customers with a secure and convenient payment option, but also reduces our operating expenses as we can combine payment and delivery services by using the same third-party delivery service providers, without incurring additional fees. In addition, as most of our third-party delivery service providers are large and reputable companies in China and generally make cash deposits or guarantee payments to us in order to secure the performance of their duties, our payment collection risk is very limited.

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

  Logistics Network and Warehouse Management System

        Our logistics network consists of regional logistics hubs strategically located in Guangdong Province in Southern China, Kunshan in Jiangsu Province in Eastern China (which is within close proximity of Shanghai), Chengdu in Sichuan Province in Western China, Tianjin in Northern China, and Wuhan in Hubei Province in Central China.

        Our warehouse management system enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed with the brand partners and the product stocked in our logistics centers, up to when the product is packaged and picked up by delivery service providers for shipment to a customer. Shipments from brand partners first arrive at one of our regional logistics hubs, depending on demand from each warehouse. At each logistics hub, inventory is bar-coded and tracked through our management information system, allowing real-time monitoring of inventory levels across our logistics network and item tracking at each logistics center. As we offer a curated selection of brands and products for each daily sales, our logistics centers and inventory management systems are specifically designed to support the frequent sales events on our flash sales website and a large volume of inventory turnover. In 2012, 2013 and 2014, we processed approximately 21.9 million, 49.2 million and 107.3 million customer orders, respectively.

Delivery Services

        We deliver orders placed on our website to all areas in China through leading reputable third-party delivery companies with nationwide coverage, including EMS, Shunfeng and Zhaijisong, quality regional and local couriers, and our own in-house delivery operations. For luxury goods orders, we deliver the products by FedEx with an "anti-tampering lock" device to further enhance customer trust. For delivery to smaller cities, we use a combination of national delivery companies and regional or local couriers to achieve greater operational efficiency and ensure timely delivery to our customers. We bundle packages for customers in smaller cities within a particular region and ship in bulk by national delivery companies to regional or local couriers who in turn deliver locally to our customers. We also have been building up our own in-house delivery capabilities. Our use of reputable national delivery companies and regional and local couriers in conjunction with our own growing delivery network allows us to maintain operational flexibility and accommodate order demand, thereby ensuring high service quality.

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

Return Policy

        Due to the limited quantities of each featured flash sales product, we do not offer a product exchange service but customers may return products purchased from our website. We implement a seven-day product return policy for purchases via vip.com and a forty-five-day product return policy for purchases via lefeng.com where our customers can return products purchased on our websites within the applicable days of receipt of the products as long as the products are unused, unwashed, unworn, undamaged and in their original packaging and in original condition. For return of luxury goods, the anti-tampering lock on the product must remain intact.

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

Customer Service

        We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a positive customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service e-mail, real-time online chat, or our customer service hotline 15 hours a day, seven days a week. As of December 31, 2014, our customer service center, located in our Guangzhou headquarters, had 1,202 well-trained employees.

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

Marketing

        Although historically we have not incurred substantial marketing expense and have been able to build a large base of loyal customers with relatively low customer acquisition cost primarily through word-of-mouth referrals and providing our customers with an enjoyable, satisfying and rewarding shopping experience and using cost-effective marketing means, we intentionally reinvested our profits into marketing to gain market share starting in 2014. Since the second quarter of 2014, we have been increasing marketing expenses to strengthen our brand awareness, attract more mobile users, and expand market share especially within product categories such as cosmetics, home goods, baby and child care products.

        We continued to improve and enhance the element of "thrill and excitement" associated with the customer shopping experience to promote word-of-mouth referrals and repeat customer visits to our website. As part of our viral marketing strategy, we provide various incentives to our existing customers to increase their spending and loyalty. Our customers can earn reward points upon registration and for each purchase they make, and may exchange the reward points for coupons, gifts and lucky draw opportunities on our website. Our customers may also earn reward points by introducing new members and customers to our website. In addition, we encourage our customers to share their successful flash sales shopping experiences through social media and microblogging websites in China. We offer an "easy-to-share" function that enables our customers to easily share their shopping experiences with us on social networking internet platforms and microblogging websites.

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

        Our front-end modules, which refer to modules supporting our vip.com and lefeng.com user-interface websites, mainly include product display, registered member account management, category browsing, online shopping cart, order processing functions and payment functions. Our front-end modules are supported by our proprietary content distribution network, dynamic and distributed cluster and a core database, providing our customers with quicker access to the product display they are interested in, and facilitating faster processing of their purchases. We have developed our IT systems to handle a surge of visitor traffic to our website during the peak hours of our twice-per-day sales from 10 a.m. to 12 p.m. and 8 p.m. to 10 p.m. Beijing time, providing our customers with a smooth online shopping experience.

        Our back-end modules, which refer to modules supporting our business operations, mainly include customer service, ERP system, warehouse and logistics management, product information management, business intelligence and administration management systems. Our customer service system mainly consists of our customer relationship management system, our audio and online customer service system and our customer data analysis and membership management system. We believe that we are one of the few PRC e-commerce companies to implement an ERP system, which we have customized to integrate our management of brand partners, accounting and product distribution information. Our warehouse and logistics management system primarily consists of our warehouse management system and our track data storage and automated warehouse and logistics operations, which allow us to efficiently manage our inventories, track the products, and deliver the products to our customers on a timely basis. We have designed our product information management system to perform a variety of functions such as products filing, products photographing, products-information compiling, sample products management, online sales scheduling and other functions relating to on-line sales of goods. This system greatly enhances the efficiency of our operations.

        Our customer relationship management and business intelligence systems enable us to effectively gather, analyze and make use of internally generated customer behavior and transaction data. We regularly use this information in planning our marketing initiatives for upcoming flash sales. In addition, we also provide selected data to our brand partners to help them optimize their product development and sales and marketing strategies. Our business intelligence system is an intelligence system built with the proprietary cloud computing infrastructure, providing decision-making intelligence such as dashboards operation, operational analysis, market analysis, sales forecasts and products such as anti-fraud filters, precision marketing, personalized recommendations and other application-oriented intelligent products that facilitate data-driven decision-making and increase our product sales.

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

Intellectual Property

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2014, we owned 43 registered trademarks, copyrights to 39 software products developed by us relating to various aspects of our operations, and 214 registered domain names that are material to our business, including vip.com and vipshop.com.

Competition

        The online flash sales market, as one of the fast-growing categories of the e-commerce market in China, is rapidly competitive and rapidly evolving. Our primary competitors include: B2C e-commerce companies that sell similar products and services online, such as Tmall, JD.com, Jumei and Dangdang, and other online flash sales companies.

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

Regulation

        This section summarizes all of the significant laws and regulations that materially affect our business and operations and the key provisions of such laws and regulations.

Regulations on Value-Added Telecommunications Services

        The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, the MIIT, the Ministry of Commerce, the State Administration for Industry and Commerce, or the SAIC, the State Administration of Press, Publication, Radio, Film and Television (formerly known as the General Administration of Press and Publication) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, on-line sales and e-commerce. However, China's telecommunications industry and internet-related industry are at an early stage of development. As a result, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, on-line sales and e-commerce. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

  Licenses for Value-Added Telecommunication Services

        The Catalog for the Guidance of Foreign Investment Industries, or the Catalog, as promulgated and amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, is the principal guide to foreign investors' investment activities in China. The most updated version of the Catalog, which became effective on April 10, 2015, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC laws and regulations.

For encouraged industries, a wholly foreign-owned enterprise is generally permitted, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

        On September 25, 2000, the Telecommunications Regulations of the People's Republic of China, or the Telecom Regulations, were issued by the State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between "basic telecommunications services" and "value-added telecommunications services." A "Catalog of Telecommunications Business" was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In February 2003, the Catalog was updated and the information services such as content service, entertainment and online games services are classified as value-added telecommunications services.

        On March 1, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunications services operating license, or VATS License. In addition, a VATS License's holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders.

        On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, commercial internet information services operators shall obtain an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. The ICP License has a term of five years and shall be renewed within 90 days before expiration.

        Our consolidated affiliated entity, Vipshop Information, has obtained an ICP License issued by Guangdong Province Administration of Telecommunication since September 24, 2008, which was updated in September 2013 and is scheduled to expire in September 2018. Mr. Jacky Xu transferred his equity interests in Vipshop Information to Mr. Eric Ya Shen in October 2012, for which Vipshop Information obtained approval from its original permit-issuing authority. Another consolidated affiliated entity that we set up in mid-2014, Lefeng Information, carries out minimal online retail services at the current stage. In addition to its online retail business, as of the date of this annual report, Lefeng Information also provides, through our website lefeng.com, online advertising services to third parties, which may be deemed as commercial internet content provision services and require an ICP License. Lefeng Information currently does not hold an ICP License, and is preparing to apply to the competent authority in Tianjin for an ICP License after its ongoing relocation from Shanghai to Tianjin is completed.

  Foreign Investment in Value-Added Telecommunication Services

        Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

        The MIIT Circular issued by the MIIT in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an ICP License to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP License is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP License holder or its shareholders. The MIIT Circular further requires each ICP License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations.

        To comply with the PRC regulations noted above, we operate our websites including vip.com and lefeng.com and provide value-added telecommunications services through our consolidated affiliated entities, namely, Vipshop Information and Lefeng Information, both of which are currently owned by PRC citizens. Vipshop Information is owned by Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Mr. Bin Wu and Mr. Xing Peng, while Lefeng Information is owned by Mr. Eric Ya Shen and Mr. Zhihui Yu. Vipshop Information holds an ICP License and all other licenses necessary to conduct online sales from vip.com in China, and it also has registered and holds all significant domain names and has been registered as the owner or is applying to be the owner of all trademarks used in our value-added telecommunications businesses relating to vip.com. Lefeng Information has registered and holds all significant domain names and has been registered as the owner or is applying to be the owner of all trademarks used in our value-added telecommunications businesses relating to lefeng.com. Lefeng Information currently does not hold an ICP License, and is preparing to apply to the competent authority in Tianjin for an ICP License after its ongoing relocation from Shanghai to Tianjin is completed.

        To conduct our business in China, our PRC subsidiaries have entered into two sets of contractual arrangements with our consolidated affiliated entities and their respective shareholders: one set entered into by (a) Vipshop China, (b) Vipshop Information, and (c) shareholders of Vipshop Information; and the other set entered into by (x) Lefeng Shanghai, (y) Lefeng Information, and (z) shareholders of Lefeng Information. For a detailed discussion of our contractual arrangements, please refer to "Item 4.C. Information on the Company—Organizational Structure."

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

Regulations Relating to Foreign-Invested Enterprises Engaging in Distribution Business

        We are subject to regulations relating to foreign-invested enterprises engaging in the distribution business. In April 2004, the Ministry of Commerce issued the Administrative Measures on Foreign Investment in Commercial Fields, or the Commercial Fields Measures. Pursuant to the Commercial Fields Measures, foreign investors are permitted to engage in the distribution services by setting up commercial enterprises in accordance with the procedures and guidelines provided in the Commercial Fields Measures. To further simplify the approval procedures for foreign investment in the distribution sector, the Ministry of Commerce issued the Notice on Delegating Examination and Approval Authorities for Foreign-Invested Commercial Enterprises in September 2008, delegating the power to the provincial branches of the Ministry of Commerce except for certain specified items. In July 2009, the competent authorities in Guangdong further delegated the power of examination and approval of foreign-invested commercial enterprises in Guangdong for certain items to municipal branches of the Ministry of Commerce in Guangdong Province. In September 2012, the State Council promulgated the Decision of the State Council on the Sixth Batch of Cancelled and Amended Administrative Examination and Approval Items, according to which the power of examination and approval of foreign-invested commercial enterprises engaged in certain items, including online sales, has been assigned from the Ministry of Commerce to the provincial branches of the Ministry of Commerce. Vipshop China has been approved to engage in wholesale business and Lefeng Shanghai has been approved to engage in both wholesale and retail businesses.

Regulations Relating to Distribution of Books and Audio-Video Products

        We are also subject to regulations relating to the distribution of books and audio-video products. Under the amended Administrative Measures for the Publication Market which were promulgated by the General Administration of Press and Publication and became effective in March 2011, any entity or individual engaging in the distribution of publications, including books, newspapers, magazines and audio-video products, must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. Each of Vipshop Information and Lefeng Shanghai has obtained a Publication Operation Permit for the retail sale of the publications.

        Furthermore, according to the Notice on Promoting the Healthy Development of Online Distribution of Publications issued by the General Administration of Press and Publication on December 7, 2010, any entities engaging in online publications distribution in China shall apply for the Publications Operation Permit with an "online distribution" notation. However, the Provisions on the

Administration of Publication Market jointly promulgated by the General Administration of Press and Publication and the Ministry of Commerce in 2011, provides that an entity that maintains a valid Publication Operation Permit for the retail sale of publications is only required to file notice with a competent press and publication administrative authority within 15 days from starting online publications distribution business. Currently, the competent press and publication administrative authority in Guangzhou and Shanghai only require online publication distributors, who have the Publication Operation Permit for the retail sale of publications, to complete the notice filing procedure and does not mandate the "online distribution" notation on the Publication Operation Permit in practice. Vipshop Information has completed the notice filing with the competent authority in Guangzhou, and Lefeng Shanghai has completed the notice filing with the competent authority in Shanghai.

Regulations on E-commerce

        China's e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 31, 2010, the SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, or the Online Commodities Measures, which took effective on July 1, 2010. Under the Online Commodities Measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the SAIC or its local branches must make available to the public the information stated in their business licenses or the link to their business licenses online on their websites. The online distributors must adopt measures to ensure safe online transactions, protect online shoppers' rights and prevent the sale of counterfeit goods. The information on trading of commodities released by online distributors shall be authentic, accurate, complete and sufficient. On January 26, 2014, the SAIC adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which took effective on March 15, 2014 and repeal the Online Commodities Measures from that day. Under the Online Trading Measures, the consumer is entitled to return the commodities within seven days from the date after receipt of the commodities without giving a reason, except for the following commodities: customized commodities; fresh and perishable commodities; audiovisual products downloaded online or unpackaged by consumers and computer software and other digital commodities; and newspapers and journals that have been delivered. The online commodity operators shall, within seven days upon receipt of the returned commodities, refund the prices paid by consumers for relevant commodities. In addition, operators shall not, by using contract terms or by other manners, set out the provisions that are not fair or rational to consumers such as those that exclude or restrain consumers' rights, relieve or exempt operators' responsibilities, and increase the consumers' responsibilities, and shall not, by using contract terms and by technical means, reach transactions in a forcible manner.

        On September 21, 2012, the Ministry of Commerce issued the Administrative Measures on Single Purpose Commercial Prepaid Cards (Tentative), or the Single Purpose Cards Measures, which took effect on November 1, 2012. Under the Single Purpose Card Measures, among other things and subject to implementing rules adopted by the local branch of the Ministry of Commerce, the issuer of single purpose commercial prepaid cards, or the Single Purpose Cards, which are defined as the prepaid cards that can only be redeemed by the card issuer, the group companies under the same ultimate control of the card issuer, or the franchise entities under one single brand same as the card issuer, shall (i) register its card issuance with the Ministry of Commerce or its local branches within 30 days, and (ii) adopt sufficient measures to control risks, by means of controlling the total balance of the Single Purpose Cards and providing advance deposit, guarantee insurance, bank guarantee or other commercial guarantee as required. Both Vipshop Information and Lefeng Information issue and sell the Single Purpose Cards to our customers. Vipshop Information has taken sufficient risk control measures as required and has completed the registration formalities with the Ministry of Commerce, and Lefeng Information is preparing to adopt such measures and undertake such registration formalities.

Regulations on Sales of Food

        Sales of food in China must comply with laws and regulations regarding food hygiene and safety. Under the Food Safety Law of the PRC, which took effect from June 1, 2009, the sale of food or beverages must be licensed in advance. Furthermore, under the Measures on the Administration of Food Circulation Permits issued by the SAIC on July 30, 2009, an enterprise needs to obtain a food distribution permit from a local branch of the SAIC to engage in the food circulation business. The food distribution permit has a term of three years. The current food distribution permits held by Vipshop Information and Vipshop China are valid until July 2017 and August 2015, respectively, and the current food distribution permit held by Lefeng Information is valid until May 2016.

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

        In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2014, we had registered 39 software programs in China.

Regulations on Trademarks

        Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993 and 2001 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and subsequently amended in 2013. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use. We have registered 37 trademarks in China and 6 trademarks overseas as of December 31, 2014.

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

        On August 29, 2008, the SAFE promulgated SAFE Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE's approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. The SAFE also promulgated SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi funds converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. In addition, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, on April 8, 2015. The SAFE Circular will take effect as of June 1, 2015 and supersede SAFE Circular 142 on the same date. SAFE Circular 19 launches a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 142, SAFE Circular 45 and SAFE Circular 19 may limit our ability to transfer the net proceeds from our public offerings of debt and equity securities to our PRC subsidiaries and convert the net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Regulations on Dividend Distribution

        Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Vipshop China and Lefeng Shanghai, both of which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended on October 31, 2000, and the Implementation Rules of the Foreign-Invested Enterprise Law, as amended on April 12, 2001 and on February 19, 2014.

        Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Offshore Financing

        On July 4, 2014, the SAFE issued SAFE Circular 37 to replace SAFE Circular 75 that ceased to be effective on the same date. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities.

        Under SAFE Circular 37, (i) an "SPV" refers to an offshore entity directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents; (ii) "round trip investment" refers to the direct investment in China by such PRC residents through the "SPV," including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements; and (iii) "control" is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 requires PRC residents to complete a foreign exchange registration of overseas investment with the competent local branches of SAFE before making capital contribution into an SPV. SAFE Circular 37 further requires filing of amendment to the registration in the event of any changes with respect to the SPV, including basic information changes such as changes in a PRC resident individual shareholder, name of SPV or operation period, and significant changes such as changes in the capital contributed by PRC residents, share transfer or exchange, merger, division or other material event. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, application for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

        Moreover, any PRC subsidiary of such SPV is required to urge the PRC resident shareholders of the SPV to update their registration with the local branch of SAFE. If any PRC resident shareholder of the SPV fails to make the required registration or to update the previously filed registration, the PRC subsidiaries of the SPV may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV also may be prohibited from making additional capital contribution into its PRC subsidiaries.

        All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations and amendments with the local SAFE branch as required by SAFE Circular 37 by the end of 2014. Please see "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us."

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

        In March 2011, March 2012, and July 2014, our board of directors and shareholders adopted the 2011 Stock Incentive Plan, or the 2011 Plan, the 2012 Share Incentive Plan, or the 2012 Plan, and the 2014 Share Incentive Plan, or the 2014 Plan, respectively, pursuant to which we may issue stock options to our qualified employees and directors and consultants on a regular basis. After our initial public offering in March 2012, we advised our employees and directors participating in our stock incentive plans to handle foreign exchange matters in accordance with the Stock Option Rules. We have been assisting our PRC option grantees to complete the required registrations and procedures on a quarterly basis. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with SAFE or in full compliance with the Stock Option Rules. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions."

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

        On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        We face uncertainties as to the reporting and other implications of past and future private equity financing transactions, share exchange or other transactions involving transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

        Although it appears that SAT Circular 698 and SAT Public Notice 7 are not intended to apply to purchase and sale of shares of publicly traded companies in the open market, the PRC tax authorities may determine that SAT Circular 698 and SAT Public Notice 7 are applicable to us in our acquisition of equity interests in companies such as Lefeng and Ovation, and our non-resident shareholders who acquired our shares outside of the open market and subsequently sell our shares in our private financing transactions or in the open market if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose, and we and our non-resident shareholders may be at risk of being required to file a return and being taxed under SAT Circular 698 and SAT Public Notice 7 and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to establish that we should not be taxed under SAT Circular 698 and SAT Public Notice 7.

  PRC Value-added Tax in lieu of Business Tax (VAT Pilot Program)

        We conduct product promotional activities for certain brands on our website. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu Province in 2012. On May 24, 2013, the Ministry of Finance and the SAT jointly issued the Circular on Tax Policies on the Nationwide Expansion of the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or SAT Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. However, according to the Circular on the Inclusion of the Railway Transport Industry and Postal Service

Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax promulgated by the Ministry of Finance and the SAT on December 12, 2013, or SAT Circular 106, SAT Circular 37 has been replaced by SAT Circular 106 and the VAT Pilot Program has been expanded to cover railway transport industry and postal service industry nationwide as of January 1, 2014.

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

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. We have not made adequate employee benefit payments as required under applicable PRC labor laws. Accrual for the underpaid amounts as recorded amounted to US$2.2 million, US$3.0 million and US$4.4 million as of December 31, 2012, 2013 and 2014, respectively. We believe it is not probable for us to be exposed to any PRC governmental penalties in relation to the under-paid amount of our employee benefits. However, our failure in making contributions to various employee benefit plans and complying with applicable PRC labor-related laws may still subject us to late payment penalties. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties."

C
Organizational Structure

Corporate Structure

        The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entity as of the date of this annual report:

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

(4)
Subsidiaries primarily engaged in product procurement to support the logistics network.

(5)
Subsidiaries primarily engaged in warehousing and logistics businesses in the cities of Jianyang, Kunshan, Tianjin and Ezhou and the regions around them.

(6)
A subsidiary primarily engaged in software development and information technology support.

(7)
We have a 75% equity interest in Lefeng.com Limited, and through our indirect holding from our acquisition of 23% equity interest in Ovation, on a fully diluted basis, we now own, directly or indirectly, a total of 80.75% equity interest in Lefeng.com Limited.

        Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiaries, namely Vipshop China and Lefeng Shanghai, are wholly foreign-owned enterprises. As wholly foreign-owned enterprises, Vipshop China and Lefeng Shanghai are restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, we conduct our operations partly through Vipshop Information and Lefeng Information, our consolidated affiliated entities in China. Vipshop Information operates our vip.com website and holds the licenses necessary to conduct our internet-related operations in China. Lefeng Information, a new consolidated affiliated entity we formed in mid-2014, currently carries out minimal online retail services. Lefeng Information is preparing to apply to the competent authority in Tianjin for an ICP License after a relocation from Shanghai to Tianjin.

        Our PRC subsidiaries have entered into two sets of contractual arrangements with our consolidated affiliated entities and their respective shareholders: one set entered into by (a) Vipshop China, (b) Vipshop Information, and (c) shareholders of Vipshop Information; and the other set entered into by (x) Lefeng Shanghai, (y) Lefeng Information, and (z) shareholders of Lefeng Information, which enable us to:

  •
  exercise effective control over our consolidated affiliated entities;

  •
  receive substantially all of the economic benefits of our consolidated affiliated entities through service fees, which are equal to 100% of our consolidated affiliated entities' net income and may be adjusted at our PRC subsidiaries' sole discretion, in consideration for the technical and consulting services provided by our PRC subsidiaries; and

  •
  have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in our consolidated affiliated entities to the extent permitted under PRC laws, regulations and legal procedures.

        We do not have any equity interest in our consolidated affiliated entities. However, as a result of contractual arrangements, we are considered the primary beneficiary of our consolidated affiliated entities, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our consolidated affiliated entities in our consolidated financial statements included in this annual report in accordance with U.S. GAAP.

        We face risks with respect to the contractual arrangements with our consolidated affiliated entities and their shareholders. If our consolidated affiliated entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements that give us effective control over the consolidated affiliated entities may be limited. If we are unable to maintain effective control over our consolidated affiliated entities, we would not be able to continue to consolidate their financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements with our consolidated affiliated entities, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2012, 2013 and 2014, our subsidiaries contributed in aggregate approximately 0.02%, 0.11% and 16.10%, respectively, of our total consolidated net revenues, exclusive of revenues derived from our consolidated affiliated entities. As of December 31, 2012, 2013, and 2014 our holding company and our subsidiaries accounted for an aggregate of 56.53%, 41.06% and 69.04%, respectively, of our consolidated total assets (excluding assets attributable to transactions with our consolidated affiliated entities). For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see "Item 4.B. Information on the Company—Business Overview—Regulation." For a detailed description of the risks associated with our corporate structure, see "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry."

Contractual Arrangements Relating to Vipshop Information

        The following is a summary of the material provisions of the agreements among our wholly owned PRC subsidiary Vipshop China, our consolidated affiliated entity, Vipshop Information and the shareholders of Vipshop Information.

Agreements that Provide Us Effective Control over Vipshop Information

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

Agreements that Transfer Economic Benefits to Us

        Exclusive Business Cooperation Agreement.    Under the amended and restated exclusive business cooperation agreement between Vipshop China and Vipshop Information, Vipshop Information agrees to engage Vipshop China as its exclusive provider of technical, consulting and other services in relation to its business operations. In consideration of such services, Vipshop Information will pay to Vipshop China service fees which amount to all of Vipshop Information's net income. The service fees may be adjusted at Vipshop China's sole discretion based on the services rendered and the operational needs of Vipshop Information. Vipshop Information contributed approximately 99.98%, 99.89% and 83.90%, respectively, of our total consolidated net revenues in the years ended December 31, 2012, 2013 and 2014. Vipshop China shall exclusively own any intellectual property arising from the performance of this agreement. The term of this agreement is ten years from the execution date of October 8, 2011 and may be extended for a period to be determined by Vipshop China. Vipshop China may terminate this agreement at any time by giving 30 days' prior written notice. Vipshop Information has no right to terminate this agreement unless Vipshop China commits gross negligence or fraud.

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

        In October 2012, we effected a transfer of 10.4% of equity interest from Mr. Jacky Xu of Vipshop Information to Mr. Eric Ya Shen, our co-founder, chief executive officer and an existing shareholder of Vipshop Information, and amended the original contractual arrangements we had with Mr. Eric Ya Shen to reflect this transfer. As of December 31, 2014, shareholders of Vipshop Information include our co-founders and shareholders Eric Ya Shen, Arthur Xiaobo Hong, Bin Wu and Xing Peng, holding 52.0%, 26.0%, 11.6% and 10.4% of the total equity interests in Vipshop Information, respectively.

        We also have another set of contractual arrangements among our wholly owned Lefeng Shanghai, Lefeng Information, and shareholders of Lefeng Information, under which Lefeng Shanghai is the primary beneficiary of Lefeng Information and we consolidate Lefeng Information through Lefeng Shanghai. The contractual arrangements thereunder are substantially similar to the set with Vipshop Information described above.

        In the opinion of Han Kun Law Offices, our PRC legal counsel:

  •
  the ownership structures of our PRC subsidiaries and our consolidated affiliated entities comply with all existing PRC laws and regulations;

  •
  the contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their respective shareholders that are governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

  •
  each of our PRC subsidiaries and our consolidated affiliated entities has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of our PRC subsidiaries and our consolidated affiliated entities are in full force and effect. Each of our PRC subsidiaries and our consolidated affiliated entities is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of Han Kun Law Offices' knowledge after due inquires, none of our PRC subsidiaries, our consolidated affiliated entities or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

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

D
Property, Plants and Equipment

        We are headquartered in Guangzhou and have leased an aggregate of 12,020 square meters of office space, data center, studio, customer service center and warehouse space in Guangzhou. As of December 31, 2014, we have branches in Beijing, Shanghai, Tianjin, Jianyang, Ezhou, Foshan, Kunshan and Zhaoqing, and own close to 500,000 square meters of logistics centers and office space in Tianjin, Ezhou and Zhaoqing. We also lease our premises under operating lease agreements from unrelated third parties. A summary of our leased properties as of December 31, 2014 is shown below:

Location	Space	Usage of Property	Lease Term
	(in square meters)		(years)
Guangzhou	12,020	Office space, data center, customer service center and warehouse	1 - 5
Foshan	155,507	Logistics center	3 - 8
Kunshan	184,433	Logistics center and office space	2 - 5
Tianjin	121,237	Logistics center and office space	3 - 5
Shanghai	9,661	Office space	2 - 4
Jianyang	144,229	Logistics center	2 - 5
Beijing	4,279	Office space	3 - 7

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

A
Operating Results

        We began our operations in August 2008 and have grown significantly since then. In 2012, 2013 and 2014, we fulfilled approximately 21.9 million, 49.2 million and 107.3 million customer orders, respectively, and we generated total net revenues of US$692.1 million, US$1.7 billion and US$3.8 billion, respectively. In 2012, we incurred net losses of US$9.5 million. In 2013 and 2014, we generated net income of US$52.3 million and US$122.8 million, respectively. Our net loss in 2012 and net income in 2013 and 2014 reflected non-cash share-based compensation expenses in an aggregate amount of US$7.6 million, US$12.5 million and US$36.8 million, respectively.

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

Net Revenues

        We derive revenues from the sale of products offered on our website. Generally, we offer our customers an unconditional right of returning products purchased for a period of seven days upon receipt of products via vip.com and for a period of forty-five days upon receipt of products via lefeng.com. The associated revenues are recognized when the return period expires. Our net revenues are recorded net of value added tax and related surcharges.

        The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the year ended December 31,
	2012	2013	2014
Active customers (in thousands)	4,110	9,443	23,643
Average net revenues per active customer (US$)	168	179	160
Total orders (in thousands)	21,919	49,159	107,314
Average orders per active customer	5.3	5.2	4.5

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

Operating Expenses

        Our operating expenses consist of (a) fulfillment expenses, (b) marketing expenses, (c) technology and content expenses and (d) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the year ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
Fulfillment expenses	96,523,444	13.9	197,812,615	11.7	370,189,860	9.8
Marketing expenses	32,272,629	4.7	74,498,341	4.4	189,936,406	5.0
Technology and content expenses	14,644,113	2.1	40,399,276	2.4	109,476,531	2.9
General and administrative expenses	25,541,812	3.7	49,943,775	2.9	157,846,115	4.2

Total operating expenses	168,981,998	24.4	362,654,007	21.4	827,448,912	21.9

        Fulfillment expenses.    Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses and logistics center rental expenses, as well as compensation and benefits of our logistics staff. Our shipping and handling expenses amounted to US$53.9 million, US$117.5 million and US$191.6 million in 2012, 2013 and 2014, respectively. Historically, we primarily relied on our regional logistics hub in Guangdong Province in Southern China for our fulfillment services. In September and November 2011, September 2013, and November 2014, we started operating our new logistics hubs in Jiangsu Province in Eastern China, Sichuan Province in Western China, Tianjin in Northern China, and Hubei Province in Central China, respectively, to enhance our fulfillment capacity. Throughout 2012 to 2014, we were able to fully utilize the regional logistics hubs. By utilizing these regional logistics hubs, we were able to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies. This shift to regional delivery companies reduced our shipping and handling expense per order and partially offset the increase in fulfillment expenses. We expect to continue to invest in our logistics network and warehousing capacity to support our long-term growth. We expect our fulfillment expenses to continue to increase in absolute amount as a result of our continued business growth and continue to constitute one of the largest components of our operating expenses.

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

        General and administrative expenses.    General and administrative expenses primarily consist of compensation and benefits of our headquarters and administrative staff, rental expenses, costs for professional services, payment processing fees and other administrative and overhead expenses. As our business further grows and we continue to incur increased costs related to our ongoing compliance and reporting obligations under U.S. securities laws as a public company, we expect our general and administrative expenses to continue to increase in the foreseeable future.

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

Hong Kong

        Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income for the years ended December 31, 2012, 2013 and 2014.

PRC

        Our PRC subsidiaries and consolidated affiliated entities are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our subsidiaries and the consolidated affiliated entities in the PRC are all subject to the tax rate of 25% for the periods presented, except for Vipshop Jianyang and Vipshop Chongqing that enjoyed the following preferential tax treatment. Vipshop Jianyang and Vipshop Chongqing each was classified as a "domestically-owned enterprise in western regions in an industry sector encouraged by the PRC government." Vipshop Jianyang and Vipshop Chongqing obtained final approvals from the respective local tax bureaus to enjoy a preferential enterprise income tax rate of 15% for the periods from February 22, 2012 to December 31, 2020 and from September 16, 2014 to December 31, 2020, respectively. The term "domestically-owned enterprise in western regions in an industry sector encouraged by the PRC government" as used herein refers to any enterprise with its primary business falling into the scopes of the encouraged industries stipulated in the existing related policies, including Industrial Restructuring Guidance Catalogue (2011), Industrial Restructuring Guidance Catalogue (2005), Catalogue for the Guidance of Foreign Investment Industries (2015 Revision), and Catalogues of Foreign-invested Advantage Industries in Central-Western Areas (2008 Revision), and the annual primary business revenue of which accounts for more than 70% of the total enterprise revenue.

        We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2012, 2013 and 2014, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties related to income tax matters, if any, in income tax expense.

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

        The amount of tax loss carry forwards of our PRC subsidiaries and consolidated affiliated entity was US$0.2 million and US$44.5 million as of December 31, 2013 and 2014, respectively. We have provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2013 and 2014, respectively, as our management is not able to conclude that the future realization of some of such net operating loss carry forwards is more likely than not.

        Pursuant to SAT Circular 698, issued by the SAT on December 10, 2009, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an "Indirect Transfer," and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the foreign investor shall report this Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority concludes that the foreign investor has adopted an "abusive arrangement" in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective from January 1, 2008. On March 28, 2011, the SAT released the SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to SAT Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term "effective tax rate" refers to the effective tax rate on the gains derived from disposition of the equity interests of an overseas holding company; and the term "does not impose income tax" refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non PRC holding companies."

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

        We also conduct product promotional activities for certain brands on our website. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province, in 2012. On May 24, 2013, the Ministry of Finance and the SAT jointly issued the SAT Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. However, according to the SAT Circular 106, SAT Circular 37 has been replaced by SAT Circular 106 and the VAT Pilot Program has been expanded to cover railway transport industry and postal service industry nationwide as of January 1, 2014.

        As of December 31, 2012, 2013, and 2014, we had VAT receivable of approximately US$4.9 million, US$8.4 million, and US$58.4 million, respectively. VAT receivable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of US$7.2 million, US$24.1 million, and US$55.7 million, as of December 31, 2012, 2013 and 2014, respectively, included as other tax payable. We do not net off VAT receivable and payable from different entities within our group companies.

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

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Significant accounting estimates reflected in our financial statements include inventory write-down, revenue recognition cut off adjustments and breakage rate on deferred revenue from our reward program, valuation allowance for deferred tax assets, valuation of stock options, and valuation of goodwill and intangible assets acquired in the business acquisitions both on the acquisition dates and as of year-end for impairment assessments. Changes in facts and circumstances may result in revised estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

        We recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured. We utilize delivery service providers to deliver goods to our customers directly from our own warehouses. We estimate and defer revenue and the related product costs that are in-transit to the customer, which generally takes about three days. The three-day estimate was determined based on the average delivery days for sales made during the last month of the reporting period, derived from customer locations and delivery reports. A one-day change in the estimated good in-transit period would result in an increase or decrease of US$18.69 million to our total net revenues in 2014.

        We offer our customers an unconditional right of return for a period of seven days and forty-five days upon receipt of products, respectively, on sales from vip.com and lefeng.com platforms. We defer sales revenue from vip.com platforms until the return period expires as we cannot reasonably estimate the amount of expected returns. We recognize sales revenue from lefeng.com platforms when products are delivered to customers because historical returns on sales from lefeng.com are insignificant.

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

        We have established a membership reward program wherein our customers earn one point for each Renminbi spent on our platforms. Membership reward points can be either exchanged into coupons to be used in connection with subsequent purchases, or exchanged into free gifts. The expiry dates of these reward points vary based on different individual promotional programs, while the coupons expire three months after redemption. We accrued liabilities for the estimated value of the points earned and expected to be redeemed, which are based on all outstanding reward points related to prior purchases at the end of each reporting period prior to 2014, as we did not have sufficient historical data to reasonably estimate the usage rate of these reward points. Starting from 2014, we derecognize the deferred revenue liability and recognize revenue based on an estimated breakage rate as we have sufficient historical data to reasonably estimate the usage rate of these reward points. These liabilities reflect our management's best estimate of the cost of future redemptions. These liabilities reflect our management's best estimate of the cost of future redemptions. As of December 31, 2012, 2013 and 2014, we recorded deferred revenue related to reward points earned from prior purchases of US$10.5 million, US$18.8 million and US$27.6 million, respectively.

        We do not charge any membership fees to our registered members. New members who register on our platforms or existing members who introduce new members to us are granted free membership reward points, which can be used to redeem coupons for future purchases. These reward points are not related to prior purchases and are recorded as reduction of revenues at the time of use.

        Amounts collected by delivery service providers but not yet remitted to us are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery and unused prepaid card credits are classified as advances from customers. Revenues include fees charged to customers for shipping and handling expenses. Our company pays a fee to the delivery service provider and records such fee as shipping and handling expenses.

Other revenues

        Other revenues consist of fees charged to third-party merchants which we provides platform access for sales of their products, where we are generally not the primary obligor, do not bear the inventory risk, do not have the ability to establish the price and control the related shipping services when utilized by the online marketplace merchants. Upon successful sales at our online platforms, we will charge the third-party sellers a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowance.

        We conduct product promotional activities for certain brands on our website, including advanced and prominent placement of vendors' products on our website, and technical consultation services related to on-line advertising. These revenues are recognized on a straight-line basis over the service periods, net of business tax of approximately 5% of service revenues or 6% value-added tax, or VAT, as a result of the VAT Pilot Program.

        We provide factoring services to some of our suppliers and recognize interest revenues over the factoring periods.

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

        We recorded US$12.2 million, US$33.9 million and US$35.6 million in inventory write-downs in 2012, 2013 and 2014, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 2.3% in 2012, 2.6% in 2013, and 1.3% in 2014. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory.

        Starting in the second quarter of 2012, the amount we write-down is calculated based on factors such as whether the goods are returnable to vendors, inventory aging, damages, historical and forecast consumer demand, and the promotional environment. We assess the inventory write-down based on different product categories and apply a certain percentage based on aging. Our company classifies all goods into the following two categories:

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

        Our company assesses the inventory write-down based on different product categories and applies a certain percentages based on aging. Our company classifies all goods into the following two categories: non-returnable goods and returnable goods. Non-returnable Goods cannot be returned to suppliers and general inventory write-down of different percentages are applied to these goods within the different aging categories. These percentages were developed based on historical write-down on these different types of goods. In addition to general write-down, specific write-down will also be applied to non-returnable goods if assessed to be needed based on the factors mentioned above. Returnable goods will have no general write-down based on aging but specific write down will be made at the end of each reporting periods based on forecast sales, conditions of the goods and planned promotions.

        Write downs are recorded in cost of goods sold in the consolidated statements of income (loss) and comprehensive income (loss).

Intangible assets, net

        Acquired intangible assets mainly consist of domain names, customer relationship, non-compete agreements and trademarks acquired from third parties and from business combination.

        Domain names and trademarks.    Domain names and trademarks purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of approximately two to three years.

        Intangible assets arising from business combination.    Identifiable intangibles assets are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the "contractual-legal" or "separability" criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. Amortization for identifiable intangibles assets are computed using the straight-line method over the intangible assets' economic lives. Intangible assets with indefinite economic lives are not amortized but carried at cost less any subsequent accumulated impairment losses. If an intangible asset that is not being amortized is subsequently determined to have a finite economic life, it will be tested for impairment and then amortized prospectively over its estimated remaining economic life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite economic lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

        Estimated economic lives of the intangible assets are as follows:

Classification	Estimated Useful Life
Customer relationship	5 years
Trademarks	2 - 5 years
Non-compete agreements	3 years
Domain names	2 - 3 years

        We evaluate the recoverability of identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that these assets' carrying amounts may not be recoverable. We measure the carrying amount of identifiable intangible asset with determinable useful live against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. We reassessed that the future undiscounted cash flow of certain trademarks is less than the carrying amount of the assets, and we recorded impairments on intangible assets in the amount of nil, nil and US$2.7 million in 2012, 2013 and 2014, respectively.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

        Goodwill is not depreciated or amortized but is tested for impairment as of December 31 on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with Accounting Standards Codification ("ASC") 350-20, we first have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine, as a result of our qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the performance of the two-step quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded.

        Application of a goodwill impairment test requires significant management judgment, including identifying reporting units, assigning assets, liabilities and goodwill to each reporting unit, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding our lefeng.com reporting unit's future operating performance are revenue growth rates, costs of goods and operating expenses growth rates, discount rates and terminal values. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

        In 2014, we have conducted first step of the quantitative impairment test to compare the carrying value of the lefeng.com reporting unit, including assigned goodwill, to its respective fair value. The fair value of the lefeng.com reporting unit was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of the reporting unit tested exceeded its carrying amount and, therefore, the second step of the two-step quantitative impairment test was not required. We concluded that goodwill was not impaired as of December 31, 2014.

Business combinations and non-controlling interests

        We account for our business combinations using the acquisition method of accounting in accordance with ASC 805 Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

        For our majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to us. Consolidated net income (loss) on the consolidated statements of income (loss) includes the net income (loss) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in our consolidated balance sheets.

Investment in affiliated companies

        Affiliated companies are entities over which we have significant influence, but which we do not control. We generally consider an ownership interest of 20% or higher to represent significant influence.

        Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between our affiliated companies and us are eliminated to the extent of our interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an affiliated company equals to or exceeds our interest in the affiliated company, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliated company.

        We are required to perform an impairment assessment of our investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

        We assess our equity investments for other-than-temporary impairment by considering all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing needs. We have recorded no impairment on equity investments for the years ended December 31, 2012, 2013 and 2014, respectively .

Share-based compensation

        Employee share-based compensation.    Share-based payments made to employees, including employee stock options, ordinary shares transferred to employees with no consideration, and restricted shares issued to employees for which our company has a repurchase option, are recognized as compensation expenses over the requisite service periods. We measure the cost of employee services received in exchange for share-based compensation at the grant date fair value of the awards. We have elected to recognize compensation expense on a straight-line basis over the requisite service period for the entire award with graded vesting, provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

        Modification of equity awards.    We treat a modification of the terms or conditions of an equity award as an exchange of the original award for a new award. The incremental compensation cost as an effect of a modification is measured, based on the share price and other pertinent factors at the modification date, as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified. Total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the modification date the performance or service conditions of the original award are not expected to be satisfied. Thus, the total compensation cost measured at the modification date shall be the sum of the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date, and the incremental cost resulting from the modification. We record the incremental fair value of the modified award, as compensation cost on the date of modification for vested awards, or over the remaining service period for unvested awards.

        Non-employee share-based compensation.    Share-based compensation made to non-employees is recognized as compensation expenses ratably over the requisite service periods. We measure the cost of non-employee services received in exchange for share based compensation based on the fair value of the equity instruments issued. We measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions on the measurement date, which is determined as the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or the date at which the counterparty's performance is complete.

        As the quantity and terms of the equity instruments issued to non-employees are known up front, we recognize the cost incurred during financial reporting periods before the measurement date. We measure the equity instruments at their then-current fair values at each of the financial reporting dates, and attributes the changes in those fair values over the future services period until the measurement date has been established.

2011 stock incentive plan

        In March 2011, we adopted the 2011 Plan, which authorizes us to issue up to an aggregate of 7,350,000 ordinary shares of our company to our employees, directors, officers and consultants. As of the date of this annual report, options to acquire 6,916,769 Class A ordinary shares have been granted and are outstanding under the 2011 Plan.

2012 share incentive plan

        In March 2012, we adopted our 2012 Plan, under which we are authorized to issue up to an aggregate of 9,000,000 ordinary shares of our company to our employees, directors, officers and consultants. As of the date of this annual report, options to purchase 450,569 Class A ordinary shares and 3,743,769 restricted shares have been granted and are outstanding under the 2012 Plan.

2014 share incentive plan

        In July 2014, we adopted our 2014 Plan, under which we are authorized to issue to our employees, directors, officers and consultants (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by our board of directors. As of the date of this annual report, we have not yet granted options to purchase any Class A ordinary shares and 353,890 restricted shares have been granted and are outstanding under the 2014 Plan.

Share-based Incentive Grants

        The table below sets forth information concerning options, restricted shares and ordinary shares granted to our directors, executives, other employees and consultants as of December 31, 2014:

Grant Date	Number of ordinary shares underlying options grants/ number of ordinary shares granted		Option exercise price per share	Fair value of options at date of grant	Fair value of ordinary shares	Type of valuation(1)
February 21, 2011	18,632,250	(2)	—	—	3.43	Retrospective
March 18, 2011	1,470,000		0.50	2.95	3.40	Retrospective
	183,750		0.50	2.96	3.40	Retrospective
	735,000		0.50	2.96	3.40	Retrospective
	735,000		0.50	2.94	3.40	Retrospective
	367,500		0.50	2.96	3.40	Retrospective
March 28, 2011	945,000		0.50	2.99	3.44	Retrospective
June 15, 2011	1,521,007		—	—	4.08	Retrospective
July 10, 2011	50,000		0.50	3.86	4.31	Contemporaneous
August 30, 2011	819,638		2.52	3.32	4.78	Contemporaneous
November 30, 2011	551,250		2.52	4.61	6.36	Contemporaneous
November 30, 2011	1,310,000		2.50	4.43	6.36	Contemporaneous
February 1, 2012	204,910	(3)	2.52	3.60	4.70	Contemporaneous
April 16, 2012	452,000		2.50	1.24	2.51	Contemporaneous
April 16, 2012	101,138	(4)	2.50	1.45	2.51	Contemporaneous
June 1, 2012	367,500	(5)	—	—	2.76	Contemporaneous
September 30, 2012	340,000	(5)	—	—	3.75	Contemporaneous
October 1, 2012	34,000	(5)	—	—	3.70	Contemporaneous
January 1, 2013	400,000		0.50	8.45	8.45	Contemporaneous
	561,000	(6)	—	—	8.92	Contemporaneous
March 22, 2013	10,000	(6)	—	—	14.31	Contemporaneous
	50,569		2.50	12.28	12.28	Contemporaneous
April 1, 2013	501,000	(6)	—	—	14.93	Contemporaneous
September 1, 2013	411,600	(6)	—	—	21.21	Contemporaneous
January 1, 2014	200,000		—	—	41.84	Contemporaneous
	360,000		—	—	41.84	Contemporaneous
	120,000		—	—	41.84	Contemporaneous
January 20, 2014	338,100		—	—	50.02	Contemporaneous
March 1, 2014	175,340		—	—	65.66	Contemporaneous
	62,690		—	—	65.66	Contemporaneous
April 1, 2014	117,500		—	—	79.83	Contemporaneous
	66,000		—	—	79.83	Contemporaneous
May 1, 2014	101,000		—	—	74.28	Contemporaneous
June 1, 2014	53,700		—	—	81.33	Contemporaneous
July 1, 2014	85,600		—	—	97.80	Contemporaneous
August 1, 2014	50,800		—	—	103.97	Contemporaneous
September 1, 2014	9,600		—	—	98.32	Contemporaneous
October 1, 2014	91,000		—	—	91.69	Contemporaneous
November 1, 2014	67,000		—	—	114.65	Contemporaneous
December 1, 2014	34,350		—	—	114.30	Contemporaneous

(1)
We did not have to prepare any financial statements in conformity with U.S. GAAP until we decided to pursue an initial public offering in the U.S. in the third quarter of 2011. In the process of preparing U.S. GAAP financial statements for our initial public offering, we significantly formalized and refined our projections. We believe that these refined projections are more reliable than those previously used. Consequently, our valuations in determining the fair value of our ordinary shares before the availability of the revised financial projections, including as of February 21, 2011, March 18, 2011, March 28, 2011 and June 15, 2011, have all been prepared on a retrospective basis, while the valuations in determining the fair value of our ordinary shares or option exercise price per share as of July 10, 2011, August 30, 2011, November 30, 2011, February 1, 2012, April 16, 2012, June 1, 2012, September 30, 2012, October 1, 2012, January 1, 2013, March 22, 2013, April 1, 2013, September 1, 2013, January 1, 2014, January 20, 2014, March 1, 2014, April 1, 2014, May 1, 2014, June 1, 2014, July 1, 2014, August 1, 2014, September 1, 2014, October 1, 2014, November 1, 2014, and December 1, 2014 have been prepared on a contemporaneous basis.

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

(6)
During 2013, a total of 1,483,600 non-vested shares were granted to an executive officer, employees, members of Audit Committee and consultants under the 2012 stock incentive plan. The fair values of non-vested shares are measured at the fair value of our ordinary shares on the respective grant dates.

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

        As of December 31, 2014, we have provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries, as we are not able to conclude that the future realization of those net operating loss carry forwards is more likely than not.

Recent Accounting Pronouncements

  ASU 2014-09

        In May 2014, the FASB issued a new Accounting Standards Update ("ASU") which affects any entity following U.S. GAAP that enters into contracts either with customers to transfer goods or services or for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

        The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

  •
  Step 1: Identify the contract(s) with a customer.

  •
  Step 2: Identify the performance obligations in the contract.

  •
  Step 3: Determine the transaction price.

  •
  Step 4: Allocate the transaction price to the performance obligations in the contract.

  •
  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

        For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. An entity should apply the amendments in this ASU using one of the following two methods:

          1.     Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

    •
    For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

    •
    For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

    •
    For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

          2.     Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

    •
    The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

    •
    An explanation of the reasons for significant changes.

        We will need to conduct a detailed review before we can determine if the adoption of this ASU will have a material impact on our consolidated financial results or disclosures.

  ASU 2014-12

        In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

        The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

        Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The adoption of this ASU is not expected to have a material impact on our consolidated financial results or disclosures.

  ASU 2015-01

        In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement—Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

        If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.

        The FASB heard from stakeholders that the concept of extraordinary items causes uncertainty because it is unclear when an item should be considered both unusual and infrequent. Additionally, some stakeholders said that although users find information about unusual or infrequent events and transactions useful, they do not find the extraordinary item classification and presentation necessary to identify those events and transactions. Other stakeholders noted that it is extremely rare in current practice for a transaction or event to meet the requirements to be presented as an extraordinary item.

        The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this ASU is not expected to have a material impact on our consolidated financial results or disclosures.

Internal Control Over Financial Reporting

        We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies' internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company's internal control over financial reporting for the year ended December 31, 2014, to be included in this annual report, as we ceased to be an emerging growth company under the JOBS Act in 2013. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2014. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2014.

Inflation

        Inflation in China has not historically materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013, and 2014 in China were increases of 2.5%, 2.5%, and 1.5%, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

	For the year ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
Product revenues	690,057,249	99.7	1,680,560,853	99.1	3,701,183,875	98.1
Other revenues	2,055,715	0.3	16,111,882	0.9	72,473,670	1.9

Total net revenues	692,112,964	100.0	1,696,672,735	100.0	3,773,657,545	100.0
Cost of goods sold(1)	(537,637,860)	(77.7)	(1,288,900,456)	(76.0)	(2,835,310,592)	(75.1)

Gross profit	154,475,104	22.3	407,772,279	24.0	938,346,953	24.9
Operating expenses(2)
Fulfillment expenses(3)	(96,523,444)	(13.9)	(197,812,615)	(11.7)	(370,189,860)	(9.8)
Marketing expenses	(32,272,629)	(4.7)	(74,498,341)	(4.4)	(189,936,406)	(5.0)
Technology and content expenses	(14,644,113)	(2.1)	(40,399,276)	(2.4)	(109,476,531)	(2.9)
General and administrative expenses	(25,541,812)	(3.7)	(49,943,775)	(2.9)	(157,846,115)	(4.2)

Total operating expenses	(168,981,998)	(24.4)	(362,654,007)	(21.4)	(827,448,912)	(21.9)
Other income	2,563,321	0.4	8,708,487	0.5	25,122,023	0.6

(Loss) income from operations	(11,943,573)	(1.7)	53,826,759	3.2	136,020,064	3.6
Other non-operating income	—	—	—	—	3,312,033	0.0
Impairment loss of investment	—	—	—	—	(1,006,083)	(0.0)
Interest expense	(222,868)	(0.0)	—	—	(12,277,152)	(0.3)
Interest income	3,558,013	0.5	15,666,129	0.9	47,090,132	1.3
Exchange gain (loss)	(157,473)	(0.0)	1,356,766	0.1	(139,165)	(0.0)

(Loss) income before income tax and share of loss of affiliates	(8,765,901)	(1.3)	70,849,654	4.2	172,999,829	4.6
Income tax expense	(706,173)	(0.1)	(18,549,791)	(1.1)	(39,978,145)	(1.0)
Share of loss of affiliates	—	—	—	—	(10,232,492)	(0.3)

Net (loss) income	(9,472,074)	(1.4)	52,299,863	3.1	122,789,192	3.3
Net loss attributable to non-controlling interests	—	—	—	—	(14,470,715)	(0.3)
Net (loss) income attributable to ordinary shareholders	(9,472,074)	(1.4)	52,299,863	3.1	137,259,907	3.6

(1)
Excluding shipping and handling expenses, and including inventory write down which amounted to US$12.2 million, US$33.9 million, and US$35.6 million in the years ended December 31, 2012, 2013 and 2014, respectively.

(2)
Including share-based compensation expenses as set forth below:

	For the year ended December 31,
	2012	2013	2014
	(in US$)
Allocation of share-based compensation expenses*
Fulfillment expenses	(292,866)	(721,531)	(1,765,664)
Marketing expenses	(169,100)	(381,326)	(2,821,468)
Technology and content expenses	(897,133)	(3,275,228)	(16,831,098)
General and administrative expenses	(6,237,850)	(8,078,178)	(15,372,217)

Total	(7,596,949)	(12,456,263)	(36,790,447)

*
The share-based compensation expenses for 2012 included US$7.6 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and a consultant. The unrecognized share-based compensation expenses related to share options and non-vested shares were US$14.5 million and US$2.1 million, and were expected to be recognized over a weighted-average period of 2.45 years and 3.62 years on a straight-line basis as of December 31, 2012, respectively. The share-based compensation expenses for 2013 included US$12.5 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and consultants. The unrecognized share-based compensation expenses related to share options and non-vested shares were US$14.9 million and US$17.4 million, and were expected to be recognized over a weighted-average period of 2.09 years and 3.26 years on a straight-line basis as of December 31, 2013, respectively. The share-based compensation expenses for 2014 included US$36.8 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and consultants. The unrecognized share-based compensation expenses related to share options and non-vested shares were US$4.8 million and US$97.6 million, and were expected to be recognized over a weighted-average period of 1.34 years and 3.20 years on a straight-line basis as of December 31, 2014, respectively. See "Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Share-based compensation" for details.
(3)
Including shipping and handling expenses, which amounted to US$53.9 million, US$117.5 million and US$191.6 million in the years ended December 31, 2012, 2013 and 2014, respectively.

Comparison of 2013 and 2014

        Net Revenues.    Our total net revenues increased from US$1.7 billion in 2013 to US$3.8 billion in 2014, primarily attributable to the increase in the number of active customers and total orders. The number of our active customers increased significantly from 9.4 million in 2013 to 23.6 million in 2014. The number of our total orders increased from over 49.2 million in 2013 to 107.3 million in 2014, mainly due to the increase in the number of active customers during the period. The increase was primarily due to overall growth in the industry, our further optimized product selection and enhancement of our warehousing capabilities and merchandising and IT infrastructures. Through our five regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2014. 90.8% of the total orders we fulfilled in 2014 were placed by repeat customers, as compared to 93.0% in 2013.

        Cost of Goods Sold.    Our cost of goods sold increased from US$1.3 billion in 2013 to US$2.8 billion in 2014, primarily attributable to the significant increase in products procured from our brand partners in line with our significantly higher sales volume.

        We recorded US$33.9 million and US$35.6 million in inventory write-downs in 2013 and 2014, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 2.6% in 2013 and 1.3% in 2014. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. The increase in write-downs from 2013 to 2014 was as a result of an increase in special sales promotion events in 2014 compared to 2013 due to more intensive competition in the market, as special sales promotions are more likely to result in write-downs due to the significant discounts offered.

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

        Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased from US$407.8 million in 2013 to US$938.3 million in 2014. Our gross margin increased from 24.0% in 2013 to 24.9% in 2014, primarily due to increased economies of scale in sourcing merchandise from our suppliers which in turn increased our bargaining power.

        Operating Expenses.    Our operating expenses increased from US$362.7 million in 2013 to US$827.4 million in 2014, primarily due to the following factors:

  •
  Fulfillment expenses.  Our fulfillment expenses increased from US$197.8 million in 2013 to US$370.2 million in 2014. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from US$117.5 million in 2013 to US$191.6 million in 2014. These increases were primarily attributable to the significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits and increase in rental expenses in connection with our expanded warehouse facilities. In 2014, we fulfilled over 107.3 million customer orders, as compared to over 49.2 million customer orders in 2013. Our fulfillment expenses as a percentage of our total net revenues decreased from 11.7% in 2013 to 9.8% in 2014, primarily due to scale effect associated with the rapid growth in total net revenues and improved efficiency of regional warehouses. Throughout 2014, we continued to utilize the regional logistics hubs in Guangdong Province, Jiangsu Province, Sichuan Province, Tianjin, and Hubei Province. In addition, our regional logistics hubs enabled us to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies.

  •
  Marketing expenses.  Our marketing expenses increased from US$74.5 million in 2013 to US$189.9 million in 2014, primarily attributable to our increased marketing and brand promotion activities. Our marketing expenses as a percentage of our total net revenues also increased from 4.4% in 2013 to 5.0% in 2014, reflecting our strategy to drive long-term growth through increasing investments in strengthening our brand awareness, attracting more mobile users, and expanding market share especially within product categories such as cosmetics, home goods, and baby and child care products.

  •
  Technology and content expenses.  Our technology and content expenses increased from US$40.4 million in 2013 to US$109.5 million in 2014, primarily attributable to the headcount increase of our IT personnel in connection with our expansion of IT capacities and increased compensation and benefit. Accordingly, our technology and content expenses increased from 2.4% to 2.9% as a percentage of our total net revenues during the same period.

  •
  General and administrative expenses.  Our general and administrative expenses increased from US$49.9 million in 2013 to US$157.8 million in 2014 due to the increased scale of our business. Our general and administrative expenses as a percentage of our total net revenues also increased from 2.9% to 4.2% during the same period, primarily due to headcount expansion associated with the growth in our overall business, the amortization of intangible assets resulting from the Lefeng acquisition, as well as the increase in online payment expenses.

        Other Income.    Our other income amounted to US$25.1 million in 2014, as compared to US$8.7 million in 2013. Our other income in 2014 was primarily due to income derived from providing ancillary services to our suppliers, project-based government grants and tax rebates.

        Interest Expense.    We did not incur any interest expense in 2013. However, we incurred US$12.3 million interest expenses in 2014 primarily as a result of the 2014 offering in connection with the 1.50% convertible senior notes due 2019.

        Interest Income.    Our interest income increased from US$15.7 million in 2013 to US$47.1 million in 2014 primarily due to our increased cash balance which we used for bank deposits and other investment activities.

        Net Income.    As a result of the foregoing, we recorded a net income of US$122.8 million in 2014 as compared to a net income of US$52.3 million in 2013.

Comparison of 2012 and 2013

        Net Revenues.    Our total net revenues increased from US$692.1 million in 2012 to US$1.7 billion in 2013, primarily attributable to the increase in the number of active customers and total orders. The number of our active customers increased significantly from 4.1 million in 2012 to 9.4 million in 2013. The number of our total orders increased from over 21.9 million in 2012 to 49.2 million in 2013, mainly due to the increase in the number of active customers during the period. Consequently, our average net revenues per active customer also increased from US$168 in 2012 to US$180 in 2013. The increases in the foregoing key factors were primarily due to overall growth in the industry, our further optimized product selection and enhancement of our warehousing capabilities and merchandising and IT infrastructures. Through our regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2013. 93.0% of the total orders we fulfilled in 2013 were placed by repeat customers, as compared to 93.2% in 2012.

        Cost of Goods Sold.    Our cost of goods sold increased from US$537.6 million in 2012 to US$1.3 billion in 2013, primarily attributable to the significant increase in products procured from our brand partners in line with our significantly higher sales volume.

        We recorded US$12.2 million and US$33.9 million in inventory write-downs in 2012 and 2013, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 2.3% in 2012 and 2.6% in 2013. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. The increase in write-downs from 2012 to 2013 was as a result of an increase in special sales promotion events in 2013 compared to 2012 due to more intensive competition in the market, as special sales promotions are more likely to result in write-downs due to the significant discounts offered.

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

        Operating Expenses.    Our operating expenses increased from US$169.0 million in 2012 to US$362.7 million in 2013, primarily due to the following factors:

  •
  Fulfillment expenses.  Our fulfillment expenses increased from US$96.5 million in 2012 to US$197.8 million in 2013. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from US$53.9 million in 2012 to US$117.5 million in 2013. These increases were primarily attributable to the significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits and increase in rental expenses in connection with our expanded warehouse facilities. In 2013, we fulfilled over 49.2 million customer orders, as compared to over 21.9 million customer orders in 2012. Our fulfillment expenses as a percentage of our total net revenues decreased from 13.9% in 2012 to 11.7% in 2013, primarily due to our continued shift of strategy towards using regional and local delivery services and improved efficiency of regional warehouses. Throughout 2013, we continued to fully utilize the regional logistics hubs in Guangdong Province, Jiangsu Province, Sichuan Province and Tianjin. In addition, our regional logistics hubs enabled us to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies. This continued shift to regional delivery companies reduced our shipping and handling expense per order and partially offset the increase in fulfillment expenses.

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

  •
  General and administrative expenses.  Our general and administrative expenses increased from US$25.5 million in 2012 to US$49.9 million in 2013 due to increased scale of our business. Our general and administrative expenses as a percentage of our total net revenues, decreased from 3.7% to 2.9% during the same period as a result of economies of scale.

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

        Exchange Gain.    We had an exchange gain of US$1.4 million in 2013 as a result of gain incurred when converting our cash balance denominated in Renminbi into U.S. dollars during our operations, which was primarily attributable to our Hong Kong subsidiary that uses U.S. dollars as its functional currency, but held their cash in Renminbi and exchanged Renminbi into U.S. dollars when the Renminbi appreciated against the U.S. dollars in 2013.

        Net Income.    As a result of the foregoing, we recorded a net income of US$52.3 million in 2013 as compared to a net loss of US$9.5 million in 2012.

B
Liquidity and Capital Resources

        Prior to our initial public offering in March 2012, we financed our operations primarily through the issuance of preferred shares in private placements, unsecured and interest-free working capital loans provided by our shareholders and other related parties and bank loans and in 2011, from cash generated from operating activities. As of December 31, 2012, 2013 and 2014, we had US$124.5 million, US$334.7 million, and US$772.1 million, respectively, in cash and cash equivalents. We had held-to-maturity securities with an aggregate outstanding amount of US$607.3 million as of December 31, 2014. Our cash and cash equivalents primarily consist of cash on hand, short-term bank demand deposits and highly liquid investments with maturities of less than three months. We believe that our current cash and cash equivalents, our anticipated cash flows from operations together with the net proceeds that we received from the 2013 offering and the 2014 offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2012	2013	2014
	(in US$)
Net cash from operating activities	111,569,205	437,081,800	505,660,453
Net cash used in investing activities	(83,216,464)	(320,894,962)	(664,227,444)
Net cash provided by financing activities	50,170,648	92,397,637	620,881,450
Effect of exchange rate changes	994,462	1,657,914	(24,900,584)
Cash and cash equivalents at beginning of year	44,954,778	124,472,629	334,715,019

Cash and cash equivalents at end of year	124,472,629	334,715,019	772,128,894

Operating Activities

        Net cash from operating activities amounted to US$505.7 million in 2014, which was primarily attributable to a net income of US$122.8 million, adjusted for certain non-cash expenses consisting primarily of share-based compensation expenses of US$36.8 million, inventory write-downs of US$35.6 million, depreciation of property and equipment of US$17.9 million, amortization of intangible assets of US$40.3 million, and changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (1) a significant increase in accounts payable of US$448.6 million, accrued expenses and other current liabilities of US$179.5 million, primarily attributable to an increase in accrued shipping and handling expenses, accrued advertising expenses, and accrued payroll and social benefit provisions, and (2) an increase in advances from customers of US$97.6 million primarily attributable to increased sales volume. These increases were partially offset by an increase in accounts receivable of US$21.9 million due to the increase in factoring, a significant increase in inventories of US$337.0 million, an increase in other receivables of US$64.9 million and an increase in prepayment of operating lease of US$13.2 million as a result of our increased sales volume and scale of operations.

        Net cash from operating activities amounted to US$437.1 million in 2013, which was primarily attributable to a net income of US$52.3 million, adjusted for certain non-cash expenses consisting primarily of share-based compensation expenses of US$12.5 million and changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected a significant increase in accounts payable of US$283.4 million, accrued expenses and other current liabilities of US$143.7 million, primarily attributable to the increased procurement of inventories in connection with our expanded business, increase in advances from customers of US$75.8 million primarily attributable to our significant sales growth, a decrease in accounts receivable of US$3.8 million due to our customers' increasing use of our online payment systems. These increases were partially offset by a significant increase in inventories of US$160.0 million and an increase in other receivables of US$6.5million and increase in advance to suppliers as a result of our increased sales volume and scale of operations.

        Net cash from operating activities amounted to US$111.6 million in 2012, which was primarily attributable to a net loss of US$9.5 million, adjusted for certain non-cash expenses consisting primarily of share-based compensation expenses of US$7.6 million and changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected a significant increase in inventories of US$86.4 million, an increase in account receivable of US$2.9 million and an increase in other receivables of $0.6 million as a result of our increased sales volume and scale of operations. These increases were partially offset by a significant increase in accounts payable of US$105.4 million, primarily attributable to the increased procurement of inventories in connection with our expanded business and our ability to maintain favorable payment terms with our brand partners, an increase in advances from customers of US$40.6 million, primarily attributable to our significant sales growth.

Investing Activities

        Net cash used in investing activities amounted to US$83.2 million, US$320.9 million, and US$664.2 million in the years ended December 31, 2012, 2013 and 2014, respectively. Our net cash used in investing activities in each period was attributable to capital expenditure relating to our leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles and IT software. In addition, net cash used in investing activities in 2014 was also attributable to US$74.8 million for the investment in affiliates and other investments, including US$55.8 million for the investment in Ovation, US$112.5 million for the investment in Lefeng and US$209.0 million for net investment in held-to-maturity securities.

Financing Activities

        Net cash provided by financing activities amounted to US$620.9 million in 2014, primarily attributable to net proceeds of US$617.2 million received from our 2014 offering. In addition, we received proceeds from issuance of Class A ordinary shares upon exercise of stock options US$1.8 million in 2014.

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

Capital Expenditures

        Our capital expenditures amounted to US$12.4 million, US$22.2 million, and US$256.0 million in the years ended December 31, 2012, 2013 and 2014, respectively. Prior to 2014, our capital expenditures were principally used for leasehold improvements, as well as purchases of office and other operating equipment, and IT software. Our capital expenditures increased significantly in 2014 largely due to construction and expansion of warehouses and other logistic infrastructure. Our future capital expenditures are expected to continue to increase significantly in 2015 and 2016 and we expect an aggregate increase in the range of approximately 20% to 50% over the two-year period. Approximately 80% of such capital expenditures are expected to be used to further expand our fulfillment capabilities and infrastructure expansions, approximately 15% of such capital expenditures are expected to be used to enhance our website and IT systems, and approximately 5% of such capital expenditures are expected to be used for other purposes. We plan to fund these capital expenditures through our existing cash balances and our financing activities.

Holding Company Structure

        Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated affiliated entity in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As of December 31, 2014, we set aside general reserve of US$22.2 million.

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

        Our technology and content expenses consist primarily of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our websites, including model fees and professional photography expenses. We incurred US$14.6 million, US$40.4 million and US$109.5 million in technology and content expenses in 2012, 2013 and 2014.

Intellectual Property

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2014, we owned 43 registered trademarks, copyrights to 39 software products developed by us relating to various aspects of our operations, and 214 registered domain names that are material to our business, including vip.com and vipshop.com.

D
Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2014 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F
Tabular Disclosure of Contractual Obligations

        We lease office space and certain equipment under non-cancelable operating lease agreements that expire at various dates from September 2015 through February 2019. These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our lessors. In the years ended December 31, 2012,

2013 and 2014, we incurred rental expenses of US$7.5 million, US$13.7 million and US$26.6 million, respectively. Our purchase obligations as of December 31, 2012 amounted to US$1.1 million, representing property, equipment and software contracts. Our purchase obligations as of December 31, 2013 amounted to US$14.3 million, representing property, equipment, software contracts and land use rights. Our purchase obligations as of December 31, 2014 amounted to US$85.4 million, representing property, equipment, software contracts and land use rights.

        The following table sets forth our minimum lease payments under all non-cancelable leases and purchase obligations as of December 31, 2014:

		Payment due by period*
	Total*	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in US$)
Operating lease obligations	$170,365,970	$37,404,447	$60,667,414	$48,793,412	$23,500,697
Purchase obligations	$85,420,678	$85,420,678	—	—	—
Convertible senior notes	$675,193,750	$9,487,500	$18,975,000	$646,731,250	—
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

        This annual report also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A
Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	43	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	42	Vice Chairman of the Board of Directors, Chief Operating Officer
Bin Wu	41	Director
Jacky Yu Xu	42	Director
Frank Lin	50	Independent Director
Xing Liu	44	Independent Director
Nanyan Zheng	46	Independent Director
Kathleen Chien	45	Independent Director
Chun Liu	46	Independent Director
Donghao Yang	43	Chief Financial Officer
Daniel Kao	49	Chief Technology Officer
Maggie Mei Chuan Hung	47	Senior Vice President
Yizhi Tang	41	Senior Vice President

        Mr. Eric Ya Shen is our co-founder and has served as the chairman of our board of directors and chief executive officer since our inception in August 2010. He has over 19 years of experience in the distribution of consumer electronic products in domestic and overseas markets. Since 2001, Mr. Shen has served as the chairman of the board of directors of Guangzhou NEM Import and Export Co., Ltd., a company primarily engaging in the sales of consumer electronic and telecommunication products. Mr. Shen received an EMBA degree from Cheung Kong Graduate School of Business in 2010 and an associate degree in telecommunication from Shanghai Railway College in 1990.

        Mr. Arthur Xiaobo Hong is our co-founder and has served as the vice chairman of our board of directors since January 2011. Mr. Hong has served as our chief operating officer since August 2012.

Mr. Hong has over 13 years of experience in the distribution of consumer electronic products in overseas markets. Mr. Hong has served as chairman of the board of directors of Société Europe Pacifique Distribution, a French company engaging in the distribution of consumer electronic products, since 1998. Mr. Hong graduated from Cheung Kong Graduate School of Business in 2010.

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

        Mr. Xing Liu has served as our director since January 2011. Mr. Liu is a partner of Sequoia Capital China. Prior to joining Sequoia Capital China in 2007, Mr. Liu had over nine years of work experience in investment banking, technology and product development and consulting at Merrill Lynch, Xerox and GlobalSight, respectively. Mr. Liu currently serves on the board of directors of numerous Sequoia Capital China portfolio companies. Mr. Liu received a master's degree in computer engineering from Syracuse University, an MBA degree from The Wharton School of the University of Pennsylvania and a bachelor's degree in management information systems from Fudan University.

        Mr. Nanyan Zheng has served as our director since March 2012. Mr. Zheng is currently the chief executive officer of 7 Days Groups Holdings Ltd., a leading national economy hotel chain based in China. Mr. Zheng co-founded 7 Days Groups Holdings Ltd. and has been serving as its chief executive officer since October 2004. From 2000 to October 2004, Mr. Zheng worked for Ctrip.com International Ltd., a NASDAQ-listed company and a leading travel service provider in China, and served as vice president and general manager of southern China, and later as vice president of marketing in charge of national marketing. During 2001, Mr. Zheng also worked for the computer center of the Economic and Trade Commission of Guangdong Province. Mr. Zheng received a bachelor's degree from Sun Yat-Sen University in China.

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

        Mr. Daniel Kao has served as our chief technology officer since June 2012. He has over 17 years of experience with leading e-commerce and internet companies in the U.S. and China. Before joining our company, Mr. Kao was the director of site operation and quality engineering at eBay Inc. (NASDAQ: EBAY) from October 2010 to March 2012. During his tenure at eBay, Mr. Kao focused on customer service enhancements as well as online branding and organization growth strategies. Prior to that, he was the enterprise architect at AccelOps, a provider of integrated data center and cloud service monitoring software solutions to enterprises and service providers, from October 2007 to July 2008. In 2007, Mr. Kao co-founded and served as the chief technology officer of AdChina Ltd., a leading integrated internet advertising platform in China, from March 2007 to October 2007. Mr. Kao received a bachelor's degree in computer science from Iowa State University in 1995.

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

B
Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2014, we paid an aggregate of US$2.9 million to our executive officers, and we paid an aggregate of US$90 thousand to our non-executive directors.

Stock Incentive Plans

  2011 Stock Incentive Plan

        In March 2011, we adopted our 2011 Plan, in order to attract and retain the best available personnel, to provide additional incentives to employees, directors, officers, consultants and other eligible persons and to promote the success of our business. Under the 2011 Plan, the maximum number of shares may be granted is 7,350,000 ordinary shares. As of the date of this annual report, options to acquire 6,916,769 ordinary shares have been granted and are outstanding under the 2011 Plan.

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

  2012 Share Incentive Plan

        In March 2012, we adopted our 2012 Plan, in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The plan permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the plan. The maximum aggregate number of shares that may be issued pursuant to our 2012 Plan is 9,000,000, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of this plan. As of the date of this annual report, options to acquire 450,569 ordinary shares and 3,743,769 restricted shares have been granted and are outstanding under the 2012 Plan.

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

  2014 Share Incentive Plan

        In July 2014, we adopted our 2014 Plan, in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The plan permits the grant of options to purchase our ordinary shares, restricted shares, share appreciation rights, and other types of awards as deemed appropriate by the administrator under the plan. The maximum aggregate number of shares that may be issued pursuant to our 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors. As of the date of this annual report, 353,890 restricted shares have been granted and are outstanding under the 2014 Plan.

        The following paragraphs describe the principal terms of our 2014 Plan:

        Plan Administration.    The plan will be administered by the Compensation Committee, or a committee of two or more directors to whom the Compensation Committee shall delegate the authority to grant or amend awards to participants other than independent directors and executive officers. The committee will determine the provisions and terms and conditions of each award grant.

        Awards and Award Agreement.    We may grant options, restricted shares, share appreciation rights, or other types of awards to our directors, employees or consultants under the plan. Awards granted under the plan will be evidenced by award agreements that set forth the terms, conditions and limitations for each award. These may include the term of an award, the provisions applicable in the event the participant's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

        Option Exercise Price.    The exercise price of an option shall be determined by the plan administrator and set forth in the award agreement. It may be a fixed price or a variable price related to the fair market value of our Class A ordinary shares, to the extent not prohibited by applicable laws. Subject to certain limits set forth in the plan, the exercise price may be amended or adjusted in the absolute discretion of the plan administrator, whose determination shall be final, binding and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

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

        Term of the Awards.    The term of each award grant shall be determined by our plan administrator, provided that the term for an option shall not exceed 10 years from the date of the grant.

        Vesting Schedule.    In general, the plan administrator determines, or the award agreement specifies, the vesting schedule. We have the right to repurchase the restricted shares until they have vested.

        Transfer Restrictions.    Except as otherwise provided by the plan administrator, an award may not be transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution. The plan administrator may permit an award other than an incentive share option to be transferred to or exercised by certain persons related to the participant by express provision in the award or by an amendment to the award. A participant must give us prompt notice of any disposition of shares acquired by exercise of an incentive share option within (i) two years from the date of grant of such incentive share option or (ii) one year after the transfer of such shares to the participant.

        Corporate Transactions.    Except as otherwise provided in an individual award agreement or any other written agreement entered into between a participant and us, our plan administrator may provide for one or more of the following in the event of a change of control or other similar corporate transaction: (i) the termination of each award outstanding under the plan at a specific time in the future, with each participant having the right to exercise such awards during a period of time as determined by the plan administrator; (ii) either the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award or realization of the participant's rights had such award been currently exercisable or payable or fully vested; (iii) the replacement of an award with other rights or property selected by the plan administrator in its sole discretion the assumption of or substitution of such award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, or (iv) provide for payment of awards in cash based on the value of shares on the date of the change of control plus reasonable interest on the award through the date such award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with the Code.

        Amendment and Termination of the Plan.    With the approval of our board of directors, at any time and from time to time, the plan administrator may terminate, amend or modify the 2014 Plan; provided, however, that to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, unless we decide to follow home country practice, shareholder approval is required for any plan amendment, including any amendment to the plan that (i) increases the number of shares available under the 2014 Plan, (ii) permits the plan administrator to extend the exercise period for an option beyond ten years from the date of grant, or (iii) results in a change in eligibility requirements.

Share Incentive Grants

        The following table summarizes, as of the date of this annual report, the outstanding options we granted to our directors and executive officers under the 2011 Plan and 2012 Plan. No option has been granted to our directors and executive officers under the 2014 Plan as of the date of this annual report.

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

        The following table summarizes, as of this annual report, the outstanding restricted shares we granted to our directors and executive officers under the 2012 Plan. No restricted share has been granted to our directors and executive officers under the 2014 Plan as of the date of this annual report.

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

        As of the date of this annual report, other individuals as a group hold options to purchase 2,880,038 Class A ordinary shares of our company, with exercise prices of US$0.50, US$2.50 and US$2.52 per Class A ordinary share, as well as 3,180,159 restricted shares of our company.

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

D
Employees

        As of December 31, 2014, we had 16,919 full time employees, compared with 5,043 and 8,544 employees as of December 31, 2012 and 2013, respectively. We also employ independent contractors and part-time personnel from time to time. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2014:

Operations	Number of Employees
Products and merchandising	1,404
Business development, sales and marketing	141
Customer services	1,202
Technology support	1,859
Logistics and delivery	11,703
Administration and management	610

Total	16,919

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

E
Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015 by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The calculations in the shareholder table below are based on 115,681,254 ordinary shares issued and outstanding as of March 31, 2015 on an as-converted basis, assuming all issued and outstanding Class B ordinary shares are converted into the same number of Class A ordinary shares.

	Ordinary Shares Beneficially Owned Number(1)	%(2)
Directors and Executive Officers*:
Eric Ya Shen(3)	16,510,358	14.3
Arthur Xiaobo Hong(4)	8,952,810	7.7
Jacky Xu(5)	3,952,155	3.4
Bin Wu(6)	1,868,187	1.6
Frank Lin(7)	3,541,274	3.1
Xing Liu(8)	**	**
Nanyan Zheng(9)	**	**
Kathleen Chien(10)	**	**
Chun Liu(11)	**	**
Donghao Yang(12)	**	**
Daniel Kao(12)	**	**
Maggie Mei Chuan Hung(12)	**	**
Yizhi Tang(12)	**	**
All directors and executive officers as a group	36,403,246	31.0
Principal Shareholders:
Elegant Motion Holdings Limited(13)	16,510,358	14.3
T. Rowe Price Associates, Inc.(14)	14,596,387	12.6
High Vivacity Holdings Limited(15)	8,952,810	7.7
Sequoia Entities(16)	5,782,272	5.0

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

(2)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2015.

(3)
Beneficially owned through Elegant Motion Holdings Limited, a British Virgin Islands company. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2015, Mr. Eric Ya Shen beneficially owned 16,510,358 Class B ordinary shares, representing 62.5% of the aggregate voting power of our company.

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

(7)
Represents the aggregate amount of (a) 581,361 Class A ordinary shares, and 502,404 Class A ordinary shares in the form of ADSs directly owned by DCM V, L.P., (b) 12,849 Class A ordinary shares in the form of ADSs directly owned by DCM Affiliates Fund V, L.P., (c) 842,740 Class A ordinary shares, and 1,566,920 Class A ordinary shares in the form of ADSs directly owned by DCM Hybrid RMB Fund, L.P., (d) the number of shares that Mr. Lin has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2015. DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. are collectively referred to as DCM Entities. Mr. Lin is a director of our company named by DCM Entities. Mr. Lin disclaims beneficial ownership with respect to the shares held by DCM Entities, except to the extent of his pecuniary interest therein. The business address of Mr. Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States of America.

(8)
Mr. Liu is a partner of Sequoia Entities. The business address of Mr. Liu is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

(9)
The business address of Mr. Zheng is 10F, 705 Guangzhou Da Dao Nan Road, Guangzhou, Guangdong, 510290, People's Republic of China.

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

(14)
Represents 14,596,387 Class A ordinary shares, in the form of ADSs, held by T. Rowe Price Associates, Inc. Information regarding beneficial ownership is reported as of December 31, 2014, based on the information contained in the Schedule 13G/A filed by T. Rowe Price Associates Inc. with the SEC on February 11, 2015. Please see this Schedule 13G/A filed by T. Rowe Price Associates Inc. for information relating to T. Rowe Price Associates, Inc. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States of America.

(15)
High Vivacity Holdings Limited is a British Virgin Islands company wholly owned by Mr. Hong. The registered address of High Vivacity Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(16)
Represents (a) 2,996,447 Class A ordinary shares in the form of ADSs directly owned by Sequoia Capital China II, L.P., (b) 62,440 Class A ordinary shares in the form of ADSs directly owned by Sequoia Capital China Partners Fund II, L.P., (c) 481,212 Class A ordinary shares in the form of ADSs directly owned by Sequoia Capital China Principals Fund II, L.P., and (d) 2,242,173 Class A ordinary shares in the form of ADSs directly owned by Sequoia Capital 2010 CV Holdco, Ltd. Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P., and Sequoia Capital 2010 CV Holdco, Ltd. are collectively referred to as Sequoia Entities. The beneficial ownership information of Sequoia Entities is based on the information contained in the Schedule 13D/A filed by Sequoia Entities with the SEC on March 30, 2015. The business address of Sequoia Entities is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

        As of March 31, 2015, 115,681,254 of our Class A and Class B ordinary shares were issued and outstanding. To our knowledge and based on our review of our register of shareholders as of March 31, 2015, 83,555,003 Class A ordinary shares were held of record by two holders that reside in the United States including 82,973,642 Class A ordinary shares held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. For the different voting rights of our Class A ordinary shareholders and Class B ordinary shareholders, please refer to "Item 4.A. Information on the Company—History and Development of the Company—Our Company." We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

        For the options granted to our directors, officers and employees, please refer to "Item 6.B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A
Major Shareholders

        Please refer to "Item 6.E. Directors, Senior Management and Employees—Share Ownership."

B
Related Party Transactions

Contractual Arrangements

        Our wholly owned subsidiary, Vipshop China, has entered into a series of contractual arrangements with our consolidated affiliated entity, Vipshop Information, and its shareholders, which enable us to exercise effective control over Vipshop Information, receive substantially all of the economic benefits of Vipshop Information through service fees in consideration for the technical and consulting services provided by Vipshop China, and have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in Vipshop Information to the extent permitted under PRC laws, regulations and legal procedures. For a description of these contractual arrangements, see "Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Vipshop Information."

Transactions with Lefeng and Ovation

        On February 14, 2014, we acquired a 75% equity interest in Lefeng from Ovation, its parent company. The total consideration paid by us for the acquisition is approximately US$132.5 million, including cash payment and financing in connection with assumed liabilities.

        Before this acquisition, Lefeng had been a wholly-owned subsidiary of Ovation, which is also partly owned by our shareholder Sequoia Capital China. To facilitate the acquisition, Ovation has restructured its online platform business conducted through lefeng.com, an online retail website specialized in selling cosmetics and fashion products in China, by transferring certain assets and liabilities, including domain names (which were subsequently transferred to Vipshop Information), trademarks, copyrights and employees that form part of the online platform business, to Lefeng. This online platform business did not historically operate on an independent basis. After our acquisition of Lefeng, Ovation will continue to operate its other businesses, including research, development and sales of self-branded products. In connection with the acquisition, we and a subsidiary of Lefeng have entered into framework supply agreements with a PRC affiliate of Ovation, pursuant to which Ovation's PRC affiliate agreed to supply cosmetics, apparel, healthcare products, food and other consumer products developed under Ovation's proprietary brands exclusively to us for sale to consumers through vip.com, lefeng.com and other third-party websites. If sales of Ovation products by us to consumers through vip.com, lefeng.com and other third-party websites in 2014 are less than RMB900 million (US$148.7 million), we would be required to purchase additional products from Ovation to the extent of the shortfall. We would be entitled to sales rebates depending on the amount of sales achieved for Ovation's proprietary brands after such sales exceeds RMB900 million (US$148.7 million). These framework supply agreements were terminated by the parties thereof in January 2015.

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

Transactions with Our Directors, Executive Officers and Shareholders

        Since our inception in August 2008 through December 31, 2014, our shareholders, namely, Eric Ya Shen, Arthur Xiaobo Hong, Bin Wu, Jacky Xu and Xing Peng, provided certain loans to us for our daily business operations. All of these loans from our ordinary shareholders were unsecured and interest free. As of December 31, 2014, the outstanding loan balances due to shareholders amounted to US$0.8 million.

        We also purchased products and goods from companies controlled by certain of our ordinary shareholders, namely, Eric Ya Shen, Bin Wu, Jacky Xu and Xing Peng, in the amount of US$6.7 million, US$3.7 million, and US$12.9 million for the years ended December 31, 2012, December 31, 2013, and December 31, 2014, respectively. As of December 31, 2012, 2013, and 2014, the amounts due to companies controlled by our ordinary shareholders were US$0.5 million, US$0.9 million, and US$4.3 million, respectively, which were unsecured and interest free.

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

ITEM 9.    THE OFFER AND LISTING

A
Offering and Listing Details

        Our ADSs, each representing one-fifth of our Class A ordinary shares, have been listed on the NYSE since March 23, 2012. Our ADSs trade under the symbol "VIPS."

        As of April 23, 2015 (starting from March 23, 2012), the trading price of our ADSs on NYSE ranged from US$0.41 to US$30.59 per ADS, as retrospectively adjusted to reflect the current ADS to ordinary share ratio of five ADSs to one Class A ordinary share effective on November 3, 2014.

        The following table provides the high and low trading prices on the NYSE for the periods indicated below, and all prices have been retrospectively adjusted to reflect the current ADS to ordinary share ratio of five ADSs to one Class A ordinary share effective on November 3, 2014 for all periods presented.

	Trading Price Per ADS
	High (US$)	Low (US$)
Monthly High and Low
April 2015 (through April 23, 2015)	30.59	28.34
March 2015	29.79	23.98
February 2015	26.20	20.96
January 2015	24.05	19.18
December 2014	22.73	18.81
November 2014	24.80	20.59
October 2014	22.93	16.95
Quarterly High and Low
First Quarter 2015	29.79	19.18
Fourth Quarter 2014	24.80	16.95
Third Quarter 2014	22.95	17.76
Second Quarter 2014	19.10	12.30
First Quarter 2014	18.20	8.02
Fourth Quarter 2013	9.12	4.12
Third Quarter 2013	5.04	2.33
Second Quarter 2013	3.85	2.33
First Quarter 2013	3.24	1.57
Annual High and Low
2015 (through April 23, 2015)	30.59	19.18
2014	24.80	8.02
2013	9.12	1.57
2012 (from March 23, 2012)	1.93	0.41
B
Plan of Distribution

        Not applicable.

C
Markets

        Our ADSs, each representing one-fifth of our Class A ordinary shares, have been listed on the NYSE since March 23, 2012. Our ADSs trade under the symbol "VIPS."

D
Selling Shareholders

        Not applicable.

E
Dilution

        Not applicable.

F
Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A
Share Capital

        Not applicable.

B
Memorandum and Articles of Association

        Our second amended and restated memorandum and articles of association became effective on September 15, 2014. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

        General.    All of our outstanding Class A and Class B ordinary shares are fully paid and non-assessable. Certificates representing the Class A and Class B ordinary shares are issued in registered form. Our shareholders may freely hold and vote their shares. Each holder of our Class A ordinary shares is entitled to one vote for each Class A ordinary share held on matters submitted to a vote of shareholders, and each holder of our Class B ordinary shares is entitled to ten votes for each Class B ordinary share held on matters submitted to a vote of shareholders.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

        Voting Rights.    Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or one or more shareholders holding at least 10% of the paid up voting share capital, present in person or by proxy.

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

        Anti-Takeover Provisions.    Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

  •
  authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

  •
  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

C
Material Contracts

        Other than in the ordinary course of business and other than those described under this item, in "Item 4. Information on the Company," "Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Lefeng and Ovation" or elsewhere in this report, the Indenture, dated as of March 17, 2014 between us and Deutsche Bank Trust Company Americas, the First Supplemental Indenture, dated as of March 17, 2014, between us and Deutsche Bank Trust Company Americas, the Second Supplemental Indenture, dated as of November 11, 2014, between us and Deutsche Bank Trust Company Americas, the Term Loan Agreement, dated as of February 14, 2014, between Wing Lung Bank Limited and VIP International Holdings Limited and the Credit Agreement, dated as of February 21, 2014, between VIP International Holdings Limited and China Merchants Bank Co., Ltd., New York Branch, we have not entered into any material contract.

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

        On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

PRC Value-Added Tax (VAT) Law

        China started to apply VAT in 1984 on 24 specified taxable items until a structural reform on taxation system was implemented in 1994. In December 1993, the State Council of China promulgated The Provisional Regulation of the People's Republic of China on Value Added Tax, which went effective on January 1, 1994 and is currently effective in China. According to this provisional regulation, VAT should be paid by enterprises or individuals who sell merchandise, provide processing, repairing or assembling services, or import goods within PRC on the added value derived from their production and/or services. Based on the categories of taxable goods and services, different flat rates are adopted ranging from zero to 17%. We also conduct product promotional activities for certain brands on our website. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province, in 2012. On May 24, 2013, the Ministry of Finance and the SAT jointly issued the SAT Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. However, according to the SAT Circular 106, SAT Circular 37 has been replaced by SAT Circular 106.

        To compute the VAT payable, the subject taxpayer needs to separately calculate the output tax and the input tax for the applicable period. The VAT payable shall be the difference between the output tax and the input tax. The formula for computing the tax payable is:

VAT payable = Output tax payable for the applicable period–Input tax receivable for the same applicable period

        As of December 31, 2012, 2013, and 2014, we had VAT receivable of approximately US$4.9 million, US$8.4 million, and US$58.4 respectively. VAT receivable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of US$7.2 million, US$24.1 million, and US$55.7 million as of December 31, 2012, 2013, and 2014, respectively, included as other tax payable. We do not net off VAT receivable and payable from different entities within our group companies.

United States Federal Income Tax Considerations

        The following is a summary of United States federal income tax considerations with respect to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the "IRS") with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, United States expatriates, persons liable for alternative minimum tax, holders who acquired their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary of United States federal income tax considerations does not discuss any state, local, or non-United States tax considerations, any non-income tax (such as gift or estate tax) considerations, or the Medicare Tax. Each U.S. Holder is advised to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

        It is generally expected that a U.S. Holder of ADSs should be treated as the beneficial owner, for United States federal income tax purposes, of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

        A non-United States corporation, such as our company, will be a PFIC for United States federal income tax purposes for any taxable year if either (a) 75% or more of its gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        Although the law in this regard is unclear, we treat our consolidated affiliated entities (and their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity's operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliated entities (or their subsidiaries) for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

        Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets and the market price of our ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for the current or one or more future taxable years.

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

Dividends

        Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a "dividend" for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements and other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances.

        A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and we expect our ADSs to be readily tradable on the NYSE for as long as our ADSs continue to be listed on the NYSE. Accordingly, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years.

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

Information Reporting

        U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisors regarding the application of the United States information reporting rules to its particular circumstances.

        Certain U.S. Holders who hold "specified foreign financial assets", including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. "financial institution," whose aggregate value exceeds US$50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. U.S. Holders who are individuals should consult their own tax advisors regarding their reporting obligations under this legislation.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing demand deposits and held-to-maturity securities, and interest rates associated with the issuance of US$632.5 million 1.50% convertible senior notes due 2019, or the 2014 offering. The convertible notes we issued in March 2014 bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. Based on our cash balance as of December 31, 2014, a one basis point decrease in interest rates would only result in a minimal decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risks associated with fluctuating interest rates are principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

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

        The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. The PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has gradually appreciated against the U.S. dollar since June 2010, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again.

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

        The Renminbi has fluctuated significantly against the U.S. dollar during the reporting periods presented, from a rate of RMB6.2301 to US$1.00 as of December 31, 2012 to a rate of RMB6.0537 to US$1.00 as of December 31, 2013 and to a rate of RMB6.2046 to US$1.00 as of December 31, 2014. As all of our revenues and most of our expenses are denominated in Renminbi, the changes in the exchange rates of Renminbi against U.S. dollars have not historically materially impacted our results of operations. However, since our reporting currency in the financial statements is U.S. dollars, the translation effect on our revenues and expenses in our income statements has been increasing due to the accelerated appreciation of the Renminbi against the U.S. dollar during the reporting periods, and has been further magnified by the significant increases in our total net revenues and total operating expenses during the corresponding periods. For example, during 2012, the Renminbi appreciated against the U.S. dollar from a rate of RMB6.2940 to US$1.00 as of January 3, 2012 to a rate of RMB6.2301 to US$1.00 as of December 31, 2012, resulting in a currency translation increase in our total net revenues of US$7.1 million and a currency translation increase in our total operating expenses of US$1.6 million. During 2013, the Renminbi appreciated against the U.S. dollar from a rate of RMB6.2301 to US$1.00 as of January 3, 2013 to a rate of RMB6.0537 to US$1.00 as of December 31, 2013, resulting in a currency translation increase in our total net revenues of US$24.0 million and a currency translation increase in our total operating expenses of US$5.1 million. During 2014, the Renminbi depreciated against the U.S. dollar from a rate of RMB6.0504 to US$1.00 as of January 2, 2014 to a rate of RMB6.2046 to US$1.00 as of December 31, 2014, resulting in a currency translation decrease in our total net revenues of US$95.0 million and a currency translation decrease in our total operating expenses of US$19.7 million.

        We are not currently subject to any significant direct foreign exchange risk and accordingly, we have not hedged exposures denominated in foreign currencies, nor do we have any other derivative financial instruments outstanding. Based on the amount of our cash and cash equivalents on hand as of December 31, 2014, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of US$7.7 million to our cash and cash equivalents.

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

PART II.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On September 15, 2014, our shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which our authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

        See "Item 10. Additional Information" for a description of the rights of securities holders.

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

  •
  The registration statement on Form F-3 (File number: 333-194472), together with the prospectus supplements to register additional securities that became effective immediately upon filing, for the public offering of US$550,000,000 aggregate principal amount of our 1.50% convertible senior notes due 2019 (File number: 333-194472) and 1,140,000 ADSs, representing 2,280,000 ordinary shares, by us and the selling shareholders therein, and the underwriters' full exercise of their option to purchase an additional 171,000 ADSs from certain selling shareholders and up to an additional US$82,500,000 aggregate principal amount of our 1.50% convertible senior note. Goldman Sachs (Asia) L.L.C. and Deutsche Bank Securities Inc. acted as representatives of the underwriters in the 2014 offering.

        We received net proceeds of US$61.9 million from our initial public offering, US$90.5 million from our 2013 offering and US$617.2 million from our 2014 offering. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering totaled US$9.6 million, which included US$5.0 million for underwriting discounts and commissions and US$4.6 million for other expenses. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our 2013 public offering totaled US$5.5 million, which included US$4.1 million for underwriting discounts and commissions and US$1.4 million for other expenses. Our expenses incurred and paid to others in connection with the issuance and distribution of the senior convertible notes and ADSs in our 2014 offering totaled US$15.3 million, which included US$14.2 million for underwriting discounts and commissions and US$1.1 million for other expenses.

        As of December 31, 2014, we used US$61.9 million of the net proceeds from our initial public offering, US$90.5 million of the net proceeds from our 2013 public offering and US$474.9 million of the net proceeds from our 2014 public offering.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, our senior management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective.

        Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

        Our management conducted an evaluation of the effectiveness of our company's internal control over financial reporting as of December 31, 2014 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

        Deloitte Touche Tohmatsu, our independent registered public accounting firm, audited the effectiveness of our company's internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-3 of this Form 20-F.

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

	2013	2014
	USD
	(in thousands)
Audit fees(1)	933	1,637
Audit-related fees(2)	—	85
Tax fees(3)	57	25
All other fees(4)	—	54

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

        None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        Section 303A.08 of the NYSE Listed Company Manual requires a NYSE-listed company to obtain its shareholders' approval when an equity compensation arrangement is established or materially amended. Section 303A.00 of the NYSE Listed Company Manual permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to the approval on July 1, 2014 by our board of directors, we adopted our 2014 Plan. Our Cayman Islands counsel has provided a letter to NYSE dated July 5, 2014 certifying that under Cayman Islands law, we are not required to obtain shareholders' approval for adoption of an equity incentive plan. NYSE has acknowledged the receipt of such letter and our home country practice with respect to approval for the adoption of our 2014 Plan.

        Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NYSE Listed Company Manual.

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III.

ITEM 17.    FINANCIAL STATEMENTS

        We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

        The consolidated financial statements of Vipshop Holdings Limited are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number		Document
1.1		Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

1.2	*	Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on September 15, 2014 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 16, 2014).

2.1		Form of Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

2.2		Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-181559) filed with the Securities and Exchange Commission on May 21, 2012).

2.3		Form of Amendment to Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 99.(A)(2) from the Registration Statement on Form F-6EF filed by Deutsche Bank Trust Company Americas with the Securities and Exchange Commission on October 21, 2014).

2.4		Amended and Restated Shareholders' Agreement, among the Registrant and other parties therein dated as of April 11, 2011 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

Exhibit Number		Document
2.5		Indenture, dated as of March 17, 2014 between the Registrant and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 2.4 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014.

2.6		First Supplemental Indenture, dated as of March 17, 2014, between the Registrant and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 2.5 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014.

2.7	*	Second Supplemental Indenture, dated as of November 11, 2014, between the Registrant and Deutsche Bank Trust Company Americas.

4.1		2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.2		2012 Share Incentive Plan (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.3		2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form S-8, as amended, initially filed with the Securities and Exchange Commission on October 22, 2014).

4.4		Form of Employment Agreement between the Registrant and the executives of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.5		English Translation of the Loan Contract between the Registrant and China Merchants Bank Co., Ltd, Shenzhen Keyuan Sub-Branch dated as of June 30, 2011 (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.6		English Translation of the Loan Contract between the Registrant and China Merchants Bank Co., Ltd, Shenzhen Keyuan Sub-Branch dated as of May 27, 2011 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.7		Amended and Restated Business Operation Agreement, dated as of October 8, 2011, between Guangzhou Vipshop Computer Service Co., Ltd (now Vipshop (China) Co., Ltd.) and Vipshop Information (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.8		Amended and Restated Equity Interest Pledge Agreement, dated as of October 8, 2011, among Guangzhou Vipshop Computer Service Co., Ltd (now Vipshop (China) Co., Ltd.), the shareholders of Vipshop Information and Vipshop Information (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

Exhibit Number	Document
4.9	Amended and Restated Exclusive Option Agreement, dated as of October 8, 2011, among Guangzhou Vipshop Computer Service Co., Ltd (now Vipshop (China) Co., Ltd.), the shareholders of Vipshop Information and Vipshop Information (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.10	Power of Attorney, dated as of January 20, 2011 by the shareholders of Vipshop Information (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.11	English Translation of the Exclusive Purchase Framework Agreement between Guangzhou Vipshop Computer Service Co., Ltd (now Vipshop (China) Co., Ltd.) and Vipshop Information (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.12	Form of Indemnity Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.13	Second Amended and Restated Equity Interest Pledge Agreement, dated as of October 17, 2012, among Vipshop China, the shareholders of Vipshop Information and Vipshop Information (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-186781), as amended, initially filed with the Securities and Exchange Commission on February 21, 2013).

4.14	Second Amended and Restated Exclusive Option Agreement, dated as of October 17, 2012, among Vipshop China, the shareholders of Vipshop Information and Vipshop Information (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-186781), as amended, initially filed with the Securities and Exchange Commission on February 21, 2013).

4.15	Amended and Restated Power of Attorney, dated as of October 17, 2012, by the shareholders of Vipshop Information (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-186781), as amended, initially filed with the Securities and Exchange Commission on February 21, 2013).

4.16	Share Purchase Agreement, dated as of February 14, 2014, by and among Lefeng.com Limited, Ovation Entertainment Limited and the Registrant (incorporated by reference to Exhibit 4.15 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

4.17	Translation of Framework Supply Agreement, dated as of February 14, 2014, by and among Lafaso (Shanghai) Information Technology Co., Ltd., Vipshop (China) Co., Ltd. and Oriental Fashion (Shanghai) Multimedia Limited Company (incorporated by reference to Exhibit 4.16 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

Exhibit Number		Document
4.18		Term Loan Agreement, dated as of February 14, 2014, between Wing Lung Bank Limited and VIP International Holdings Limited (incorporated by reference to Exhibit 4.17 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

4.19		Credit Agreement, dated as of February 21, 2014, between VIP International Holdings Limited and China Merchants Bank Co., Ltd., New York Branch (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

4.20		Share Purchase and Subscription Agreement, dated as of February 21, 2014, by and among the Registrant, Ovation Entertainment Limited, the Persons indicated on Exhibit A thereto and Ms. Yuan Li (incorporated by reference to Exhibit 4.19 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

8.1	*	List of Significant Consolidated Entities of the Registrant.

11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

12.1	*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Deloitte Touche Tohmatsu

15.2	*	Consent of Han Kun Law Offices

15.3	*	Consent of Travers Thorp Alberga

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Scheme Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 24, 2015

VIPSHOP HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2013 and 2014	F-4
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for each of the three years in the period ended December 31, 2014	F-5
Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 2014	F-6
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2014	F-8
Notes to the Consolidated Financial Statements	F-9
Schedule I—Vipshop Holdings Limited Condensed Financial Information as of December 31, 2013 and 2014 and for each of the three years in the period ended December 31, 2014	F-53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited:

        We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited and subsidiaries (the "Group") as of December 31, 2013 and 2014, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statements schedule in Schedule I. These consolidated financial statements and the financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 24, 2015 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 24, 2015

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited:

        We have audited the internal control over financial reporting of Vipshop Holdings Limited and subsidiaries (the "Group") as of December 31, 2014, based on Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Group and our report dated April 24, 2015 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 24, 2015

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data)

	As of December 31,
	2013	2014
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	334,715,019	772,128,894
Restricted cash	—	64,526
Held-to-maturity securities (Note 6)	385,841,626	607,345,904
Accounts receivable, net (Note 4)	3,055,446	24,997,405
Amounts due from related parties (Note 21(a))	—	4,994,873
Other receivables (Note 5)	16,481,032	88,663,626
Inventories	270,126,305	578,329,704
Advance to suppliers	13,216,870	13,208,263
Prepaid expenses	2,384,801	3,440,660
Deferred tax assets (Note 18)	11,126,647	37,576,691

Total current assets	1,036,947,746	2,130,750,546

NON-CURRENT ASSETS
Property and equipment, net (Note 7)	24,299,418	308,070,304
Deposits for property and equipment	5,518,404	33,444,340
Prepaid land use right (Note 8)	—	13,214,473
Intangible assets, net (Note 9)	5,294,373	167,448,229
Investment in affiliates (Note 10)	—	46,318,890
Other investments	—	16,567,053
Other long-term assets	—	6,527,910
Goodwill (Note 11)	—	9,670,204

Total non-current assets	35,112,195	601,261,403

Total assets	1,072,059,941	2,732,011,949

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of $70,026 and $1,207,182 as of December 31, 2013 and December 31, 2014, respectively)	476,847,881	986,567,345
Advance from customers (Including advance from customers of the VIE without recourse to the Company of $131,781,751 and $196,213,904 as of December 31, 2013 and December 31, 2014, respectively)	131,781,751	229,335,438
Accrued expenses and other current liabilities (Note 12) (Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $101,097,647 and $152,160,878 as of December 31, 2013 and December 31, 2014, respectively)	196,327,519	377,261,330
Amounts due to related parties (Note 21(b)) (Including amounts due to related parties of the VIE without recourse to the Company of $1,369,767 and $464,773 as of December 31, 2013 and December 31, 2014, respectively)	2,141,411	12,214,227
Deferred income (Including deferred income of the VIE without recourse to the Company of $20,592,249 and $28,836,599 as of December 31, 2013 and December 31, 2014, respectively)	21,705,981	31,357,338

Total current liabilities	828,804,543	1,636,735,678

Deferred tax liability (Note 18)	—	39,115,580
Convertible senior notes (Note 14)	—	621,310,950

Total non-current liabilities	—	660,426,530

Total liabilities	828,804,543	2,297,162,208

COMMITMENTS AND CONTINGENCIES (Note 20)
EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 95,155,614 and 98,028,314 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	9,516	9,803
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	1,651	1,651
Additional paid-in capital	363,221,310	402,487,492
Retained earnings (deficit)	(123,725,472)	13,534,435
Accumulated other comprehensive income (loss)	3,748,393	(5,063,662)

Total Vipshop Holdings Limited shareholders' equity	243,255,398	410,969,719
Non-controlling interests	—	23,880,022

Total equity	243,255,398	434,849,741

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,072,059,941	2,732,011,949

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except for share data)

	Year ended December 31,
	2012	2013	2014
	$	$	$
Product revenues	690,057,249	1,680,560,853	3,701,183,875
Other revenues	2,055,715	16,111,882	72,473,670

Total net revenues	692,112,964	1,696,672,735	3,773,657,545
Cost of goods sold (including inventory written down of $12,166,659, $33,883,024 and $35,585,311 for the years ended December 31, 2012, 2013 and 2014, respectively)	(537,637,860)	(1,288,900,456)	(2,835,310,592)

Gross profit	154,475,104	407,772,279	938,346,953

Fulfillment expenses (including shipping and handling expenses of $53,897,805, $117,492,970 and $191,592,000 for the years ended December 31, 2012, 2013 and 2014, respectively) (Note 22(c))	(96,523,444)	(197,812,615)	(370,189,860)
Marketing expenses (Note 22(c))	(32,272,629)	(74,498,341)	(189,936,406)
Technology and content expenses (Note 22(c))	(14,644,113)	(40,399,276)	(109,476,531)
General and administrative expenses (Note 22(c))	(25,541,812)	(49,943,775)	(157,846,115)

Total operating expenses	(168,981,998)	(362,654,007)	(827,448,912)

Other income (Note 17)	2,563,321	8,708,487	25,122,023

(Loss) income from operations	(11,943,573)	53,826,759	136,020,064
Other non-operating income	—	—	3,312,033
Impairment loss of other investment	—	—	(1,006,083)
Interest expenses	(222,868)	—	(12,277,152)
Interest income	3,558,013	15,666,129	47,090,132
Exchange (loss) gain	(157,473)	1,356,766	(139,165)

(Loss) income before income taxes and share of loss of affiliates	(8,765,901)	70,849,654	172,999,829
Income tax expense (Note 18)	(706,173)	(18,549,791)	(39,978,145)
Share of loss of affiliates	—	—	(10,232,492)

Net (loss) income	(9,472,074)	52,299,863	122,789,192
Net loss attributable to noncontrolling interests	—	—	(14,470,715)

Net (loss) income attributable to Vipshop Holdings Limited's shareholders	(9,472,074)	52,299,863	137,259,907

Shares used in calculating earnings per share:
Class A ordinary shares:
—Basic	72,338,848	92,452,279	96,800,324
—Diluted	72,338,848	98,984,815	103,717,226
Class B ordinary shares:
—Basic	16,510,358	16,510,358	16,510,358
—Diluted	16,510,358	16,510,358	16,510,358
Net earnings per Class A ordinary share (Note 19)
—Basic	(0.11)	0.48	1.21
—Diluted	(0.11)	0.45	1.14
Net earnings per Class B ordinary share (Note 19)
—Basic	(0.11)	0.48	1.21
—Diluted	(0.11)	0.45	1.14
Net (loss) income	(9,472,074)	52,299,863	122,789,192
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	994,606	3,518,820	(9,155,584)

Comprehensive (loss) income	(8,477,468)	55,818,683	113,633,608

Less: Comprehensive loss attributable to noncontrolling interests	—	—	(14,814,244)

Comprehensive (loss) income attributable to Vipshop Holdings Limited's shareholders	(8,477,468)	55,818,683	128,447,852

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In U.S. dollars, except for share data)

	Vipshop Holdings Limited Shareholders' Equity
	Series A Preferred shares		Series B Preferred shares		Class A ordinary shares		Class B ordinary shares
											Accumulated other comprehensive income (loss)
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	Retained earnings (deficit)		Non-controlling interest	Total
		$		$		$		$	$	$	$	$	$
Balance as of January 1, 2012	20,212,500	20,113,898	8,166,667	41,147,021	29,724,301	2,973	16,510,358	1,651	124,341,953	(166,553,261)	(765,033)	—	18,289,202
Net loss	—	—	—	—	—	—	—	—	—	(9,472,074)	—		(9,472,074)
Issuance of ordinary shares pursuant to initial public offering	—	—	—	—	22,009,200	2,201	—	—	66,020,596	—	—	—	66,022,797
Direct offering expenses	—	—	—	—	—	—	—	—	(3,332,962)	—	—	—	(3,332,962)
Conversion of Series A Preferred Shares into ordinary shares	(20,212,500)	(20,113,898)	—	—	20,212,500	2,021	—	—	20,111,877	—	—	—	—
Conversion of Series B Preferred Shares into ordinary shares	—	—	(8,166,667)	(41,147,021)	12,682,206	1,268	—	—	41,145,753	—	—	—	—
Proceeds from registered capital contributions by shareholders of the VIE	—	—	—	—	—	—	—	—	2,292,763	—	—	—	2,292,763
Issuance of ordinary shares upon exercise of stock options	—	—	—	—	146,316	14	—	—	191,519	—	—	—	191,533
Share-based compensation expenses	—	—	—	—	—	—	—	—	7,596,949	—	—	—	7,596,949
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	994,606	—	994,606

Balance as of December 31, 2012	—	—	—	—	84,774,523	8,477	16,510,358	1,651	258,368,448	(176,025,335)	229,573	—	82,582,814

Net income	—	—	—	—	—	—	—	—	—	52,299,863	—	—	52,299,863
Issuance of ordinary shares pursuant to follow-on offering	—	—	—	—	8,000,000	800	—	—	91,919,200	—	—	—	91,920,000
Direct offering expenses of follow-on offering	—	—	—	—	—	—	—	—	(1,571,688)	—	—	—	(1,571,688)
Issuance of ordinary shares upon exercise of stock options	—	—	—	—	1,905,026	191	—	—	2,049,087	—	—	—	2,049,278
Issuance of ordinary shares upon vesting of shares awards	—	—	—	—	476,065	48	—	—	—	—	—	—	48
Share-based compensation expense	—	—	—	—	—	—	—	—	12,456,263	—	—	—	12,456,263
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	3,518,820	—	3,518,820

Balance as of December 31, 2013	—	—	—	—	95,155,614	9,516	16,510,358	1,651	363,221,310	(123,725,472)	3,748,393	—	243,255,398

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

(In U.S. dollars, except for share data)

	Vipshop Holdings Limited Shareholders' Equity
	Series A Preferred shares		Series B Preferred shares		Class A ordinary shares		Class B ordinary shares
											Accumulated other comprehensive income (loss)
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	Retained earnings (deficit)		Non-controlling interest	Total
		$		$		$			$	$	$		$
Balance as of December 31, 2013	—	—	—	—	95,155,614	9,516	16,510,358	1,651	363,221,310	(123,725,472)	3,748,393	—	243,255,398
Net income	—	—	—	—	—	—	—	—	—	137,259,907	—	(14,470,715)	122,789,192
Issuance of ordinary shares upon exercise of stock options	—	—	—	—	1,883,977	188	—	—	1,786,441	—	—	—	1,786,629
Issuance of ordinary shares upon vesting of shares awards	—	—	—	—	988,723	99	—	—	—	—	—	—	99
Share-based compensation expense	—	—	—	—	—	—	—	—	36,790,447	—	—	—	36,790,447
Non-controlling interest arising from business combinations	—	—	—	—	—	—	—	—	—	—	—	38,694,266	38,694,266
Other capital contribution	—	—	—	—	—	—	—	—	689,294	—	—	—	689,294
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(8,812,055)	(343,529)	(9,155,584)

Balance as of December 31, 2014	—	—	—	—	98,028,314	9,803	16,510,358	1,651	402,487,492	13,534,435	(5,063,662)	23,880,022	434,849,741

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share data)

	Year ended December 31,
	2012	2013	2014
	$	$	$
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss) income	(9,472,074)	52,299,863	122,789,192
Adjustments to reconcile net (loss) income to net cash by operating activities:
Allowance for doubtful debts	—	(31,090)	671,545
Prepaid expenses write-down	222,999	343,015	—
Inventory write-down	12,166,659	33,883,024	35,585,311
Depreciation of property and equipment	4,527,122	8,838,893	17,945,376
Amortization of intangible assets	4,801	229,456	40,328,316
Impairment loss on intangible assets	—	—	2,724,963
Loss on disposal of property and equipment	20,670	52,712	31,907
Share-based compensation expenses	7,596,949	12,456,263	36,790,447
Share of loss of affiliates	—	—-	10,232,492
Impairment loss of other investment	—	—	1,006,083
Interest income on held-to-maturity securities	(1,026,325)	(4,256,810)	(19,278,368)
Amortization of debt issuance cost	—	—	4,303,481
Changes in operating assets and liabilities:
Accounts receivable	(2,866,381)	3,791,431	(21,941,959)
Amounts due from related parties	1,924,616	177,237	(4,994,873)
Other receivables	(583,406)	(6,512,714)	(64,912,801)
Inventories	(86,388,390)	(160,045,398)	(337,003,681)
Advances to suppliers	2,859,976	(3,789,748)	8,606
Prepaid expenses	390,318	(1,697,925)	(850,747)
Prepayment of operating lease	—	—	(13,214,473)
Deposit related to acquisition of land use right	—	—	(7,168,459)
Deferred tax assets	—	(11,126,647)	(26,450,044)
Accounts payable	105,435,451	283,392,054	448,569,630
Advance from customers	40,567,356	75,833,038	97,553,687
Accrued expenses and other current liabilities	26,009,941	143,651,077	179,536,879
Amounts due to related parties(note a)	(168,989)	805,655	3,026,275
Deferred income	10,347,912	8,788,414	9,651,357
Deferred tax liability	—	—	(9,279,689)

Net cash from operating activities	111,569,205	437,081,800	505,660,453

Cash flows used in investing activities:
Purchase of property and equipment	(12,379,386)	(22,248,981)	(256,027,300)
Purchase of other assets	(770)	(5,293,188)	(4,668,184)
Proceed from disposal of property and equipment	19,972	682,260	—
Decrease in restricted deposits	14,214,585	—	—
Purchase of held-to-maturity securities	(101,302,171)	(615,243,570)	(1,018,196,176)
Proceed from redemption of held-to-maturity securities upon maturities	16,231,306	321,208,517	809,201,909
Investment to affiliates and other investments	—	—	(74,773,712)
Acquisition of a subsidiary, net of cash acquired of nil, nil and $20,503 in 2012,2013 and 2014, respectively	—	—	(112,500,000)
Prepayment for investment to an affiliate	—	—	(6,527,910)
Increase in entrusted loan	—	—	(671,545)
Increase in restricted cash	—	—	(64,526)

Net cash used in investing activities	(83,216,464)	(320,894,962)	(664,227,444)

Cash flows from financing activities:
Proceeds from bank borrowings	—	—	169,872,741
Repayment to bank borrowings	(12,710,720)	—	(169,872,741)
Capital contributions from non-controlling interests	—	—	1,214,769
Other capital contributions	—	—	689,294
Proceed from issuance of convertible notes	—	—	618,268,750
Issuance cost of convertible notes offering	—	—	(1,078,091)
Proceeds from issuance of ordinary shares in the offerings, net of issuance costs	62,689,835	90,348,312	—
Proceeds from issuance of ordinary shares upon exercise of stock options	191,533	2,049,326	1,786,728

Net cash provided by financing activities	50,170,648	92,397,638	620,881,450
Effect of exchange rate changes	994,462	1,657,914	(24,900,584)

Net increase in cash and cash equivalents	79,517,851	210,242,390	437,413,875
Cash and cash equivalents at beginning of the period	44,954,778	124,472,629	334,715,019

Cash and cash equivalents at end of the period	124,472,629	334,715,019	772,128,894

Note
(a)      Noncash financing activities: US$2,292,763 registered capital was contributed by shareholders of the VIE via offsetting the accumulated shareholder loan due from the Company to the shareholders on June 14, 2012.

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share data)

1. Organization and principal activities

        Vipshop Holdings Limited (the "Company") was incorporated in the Cayman Islands on August 27, 2010. Its subsidiaries and variable interest entities ("VIEs") operate an online platform that offers high-quality branded products to consumers in the People's Republic of China (the "PRC") through flash sales on its vipshop.com, vip.com and lefeng.com website. Flash sale represents a new online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time. At the time of the Company's incorporation and through the date of the Reorganization as described below, the ownership interest of the Company was held by five individuals indirectly through their respective investment holding companies. These individuals are Mr. Eric Ya Shen ("Mr. Shen"), the Chairman and chief executive officer of the Company, Mr. Arthur Xiaobo Hong, the Vice Chairman of the Board of Directors of the Company (collectively, the "Founders"), and three other investors (the "Original Investors"). The Company, its subsidiaries and consolidated variable interest entities ("VIEs") are collectively referred to as the "Group".

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

        On June 24, 2014, the Company and Ovation have each designated a PRC citizen, namely, Mr. Eric Ya Shen by the Company and Mr. Zhihui Yu by Ovation, to be the nominee shareholders and established Shanghai Pinjian E-Commerce Co., Ltd., ("Lefeng Information") to carry out minimal online retail services at the current stage. Mr. Eric Ya Shen, the Company's co-founder, chairman and chief executive officer, holds 75% of the equity interest in Lefeng Information, and Mr. Zhihui Yu holds the remaining 25%. On the same day, Lefeng.com (Shanghai) Information Technology Co., Limited entered into series of agreements with Lefeng Information and each of its individual shareholders that are disclosed in the Note 2(b). The Company, its subsidiaries and variable interest entity are collectively referred to as the Group. Accordingly, the Group's consolidated financial

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

1. Organization and principal activities (Continued)

statements for the periods presented have been prepared by including the financial statements of the Company, its subsidiaries and the VIEs.

        As of December 31, 2014, the Company's significant consolidated subsidiaries and VIEs consist of the following:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
Guangzhou Vipshop Information Technology Co., Ltd.("Vipshop Information" or the "VIE")	August 22, 2008	China	VIE	Online retail
Vipshop International Holdings Limited ("Vipshop HK")	October 22, 2010	Hong Kong	100%	Investment holding
Vipshop (China) Co., Ltd.(the "WOFE")	January 20, 2011	China	100%	Warehousing, logistics, procurement, research and development, consulting
Vipshop (Kunshan) E-Commerce Co., Ltd. ("Vipshop Kunshan")	August 2, 2011	China	100%	Warehousing and logistics
Vipshop (Jianyang) E-Commerce Co., Ltd. ("Vipshop Jianyang")	February 22, 2012	China	100%	Warehousing and logistics
Vipshop (Tianjin) E-Commerce Co., Ltd. ("Vipshop Tianjin")	July 31, 2012	China	100%	Warehousing and logistics
Guangzhou Pinwei Software Co., Ltd. ("Pinwei Software")	December 6, 2012	China	100%	Software development and information technology support
Vipshop (Zhuhai) E-Commerce Co., Ltd. ("Vipshop Zhuhai")	July 16, 2013	China	100%	Warehousing and logistics
Vipshop (Hubei) E-Commerce Co., Ltd. ("Vipshop Hubei")	July 4, 2013	China	100%	Warehousing and logistics
Chongqing Vipshop E-Commerce Co., Ltd. ("Vipshop Chongqing")	October 22, 2013	China	100%	Warehousing and logistics
Lefeng.com Limited ("Lefeng.com")	December 30, 2013	Cayman	75%	Investment holding
Lefeng.com (Shanghai) Information Technology Co., Limited ("Lefeng Shanghai")	August 30, 2013	China	75%	Online retail

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

        Details of certain key agreements entered into between the WOFE, Vipshop Information and each of its individual shareholders on January 20, 2011 are as follows:

        Power of Attorney Agreements:    Each equity holder of Vipshop Information irrevocably authorized the WOFE to exercise the rights related to their shareholdings, including attending shareholders' meetings and voting on their behalf on all matters, including but not limited to matters related to the transfer, pledge or disposition of their respective equity interests in Vipshop Information, and appointment of the executive directors and senior management of Vipshop Information. The WOFE has the right to appoint any individual or entity to exercise the power of attorney on its behalf. Each power of attorney will remain in effect until the shareholder ceases to hold any equity interest in Vipshop Information.

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

        Exclusive Purchase Framework Agreement:    The WOFE and Vipshop Information entered into this agreement during the third quarter of fiscal 2011. Under this agreement, Vipshop Information agrees to purchase products or services exclusively from the WOFE or its subsidiaries. Vipshop Information and its subsidiaries must not purchase from any third party products or services which the WOFE is capable of providing. The term of this agreement is five years from September 1, 2011. If neither party objects in writing nor both parties remain cooperating at the expiration of the agreement, the parties will continue to be bound by this agreement until a new agreement is entered into. Vipshop Information must pay the WOFE for its products an amount, which includes a service fee, based on the unit price and the quantity of the products ordered by Vipshop Information. The WOFE may terminate this agreement at any time by giving 15 days' prior written notice. Vipshop Information has no right to terminate this agreement unless the WOFE commits gross negligence or fraud.

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

        The Company also has another set of contractual arrangements among the wholly owned Lefeng Shanghai, Lefeng Information, and shareholders of Lefeng Information, under which Lefeng Shanghai is the primary beneficiary of Lefeng Information and the Company consolidates Lefeng Information through Lefeng Shanghai. The contractual arrangements thereunder are substantially similar to the set with Vipshop Information described above.

        Other than Vipshop Information and Lefeng Information, the Company has no interest in any other variable interest entities.

Risks in relation to the VIE structure

        The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The equity holders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are certain risks related to the VIE arrangements, which include but are not limited to the following:

  •
  If the Group's ownership structure, are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities, including the China Securities Regulatory Commission, would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of the WOFE, Vipshop Information, Lefeng Shanghai, or Lefeng Information, revoking the business licenses or operating licenses of the WOFE, Vipshop Information, Lefeng Shanghai, or Lefeng Information, shutting down the Group's servers or blocking the Group's website, discontinuing or placing restrictions or onerous conditions on the Group's operations, requiring the Group to undergo a costly and disruptive restructuring, restricting or prohibiting the Group's use of various funding to finance its business and operations in China, and taking other regulatory or enforcement actions that could be harmful to the Group's business;

  •
  The Group relies on contractual arrangements with the VIEs and their equity holders for a majority all of their PRC operations, which may not be as effective as direct ownership in providing operational control;

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

  •
  The Group may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with the VIEs and their equity holders in the event of a breach or non-compliance by the VIEs or their equity holders; and

  •
  Each of the shareholders of the VIEs is also a director of the Company, and has a duty of care and loyalty to the Company and its shareholders as a whole under Cayman Islands law. Under the contractual arrangements with the VIEs and their shareholders, (a) the Company may replace any such individual as a shareholder of the VIEs at the Company's discretion, and (b) each of these individuals has executed a power of attorney to appoint the WOFE or its designated third party to vote on their behalf and exercise shareholder rights of the VIE. However, the Company cannot assure that these individuals will act in the best interests of the Company should any conflicts of interest arise, or that any conflicts of interest will be resolved in the Company's favor. These individuals may breach or cause the VIE to breach the existing contractual arrangements. If the Company cannot resolve any conflicts of interest or disputes between the Company and any of these individuals, the Company would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to its operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

        The financial information of the Company's VIEs and VIEs' subsidiaries, including total assets, total liabilities, total equity, net revenues, total operating expenses and net (loss) income attributable to the Company and after intercompany eliminations, are as follows:

	As of December 31,
	2013	2014
	$	$
Total assets	631,848,860	810,442,063
Current Liabilities:
Accounts payable	(70,026)	(1,207,182)
Advance from customers	(131,781,751)	(196,213,904)
Accrued expenses and other current liabilities	(101,097,647)	(152,160,878)
Amounts due to related parties	(1,369,767)	(464,773)
Deferred income	(20,592,249)	(28,836,599)

Total current liabilities	(254,911,440)	(378,883,336)

Total liabilities	(254,911,440)	(378,883,336)

Total equity	376,937,420	431,558,727

	Year ended December 31,
	2012	2013	2014
	$	$	$
Net revenues	691,975,575	1,694,782,751	3,066,493,585
Total operating expenses	(70,858,631)	(204,766,265)	(370,318,885)
Net (loss) income	8,058,229	(1,946,318)	26,586,960

        There are no consolidated VIEs' assets that are collateral for the VIEs' obligations or are restricted solely to settle the VIEs' obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(c)   Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The Group's management based their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group's financial statements include inventory write-down, revenue recognition cut off adjustments and breakage rate on deferred revenue from the Group's reward program, valuation allowance for deferred tax assets, valuation of stock options, valuation of goodwill and intangible assets acquired in the business acquisitions both on the acquisition dates and at the time of impairment assessments. Changes in facts and circumstances may result in revised estimates.

(d)   Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with maturity of less than three months.

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

        The Group assesses the inventory write-down based on different product categories and applies a certain percentages based on aging. The Group classifies all goods into the following two categories: non-returnable goods and returnable goods. Non-returnable goods cannot be returned to suppliers and general inventory write-down of different percentages are applied to these goods within the different aging categories. These percentages were developed based on historical write-down on these different types of goods. In addition to general write-down, specific write-down will also be applied to non-returnable goods if assessed to be needed based on the factors mentioned above. Returnable goods

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

will have no general write-down based on aging but specific write down will be made at the end of each reporting periods based on forecast sales, conditions of the goods and planned promotions.

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

        Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows, taking into account the assets' estimated residual value:

Classification	Estimated useful life
Furniture, fixtures and equipment	2 to 3 years
Leasehold improvements	Shorter of lease term or the estimated useful life of lease improvements
Motor vehicles	5 years
Software	3 years

        Direct and incremental costs related to the construction of assets, including costs under the construction contracts, duties and tariffs, equipment installation and shipping costs, are capitalized. Management estimates the residual value of its furniture, fixtures and equipment and motor vehicles to be 5%.

(h)   Capitalization of interest

        Interest and amortization of deferred financing costs incurred on funds used to construct the Group's warehouses during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group's convertible senior notes due 2019 at interest of 1.5%. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group's outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to nil, nil and $13,750,915, of which nil, nil and $1,473,763 were capitalized for the years ended December 31, 2012, 2013 and 2014, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(i)    Prepaid land use rights

        Prepaid land use rights represent amounts paid for the Company's lease for the use right of land located in Zhaoqing City of People's Republic of China ("PRC"). Amounts are charged to earnings ratably over the term of the lease of 50 years.

(j)    Intangible assets, net

        Acquired intangible assets mainly consist of domain name, customer relationship, non-compete agreements and trademarks acquired from third parties and from business combination.

Domain name and trademarks

        Domain name and trademarks purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic lives of approximately two to three years.

Intangible assets arising from business combination

        Identifiable intangibles assets are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the "contractual-legal" or "separability" criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. Amortization for identifiable intangibles assets are computed using the straight-line method over the intangible assets' economic lives. Intangible assets with indefinite economic lives are not amortized but carried at cost less any subsequent accumulated impairment losses. If an intangible asset that is not being amortized is subsequently determined to have a finite economic life, it will be tested for impairment and then amortized prospectively over its estimated remaining economic life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite economic lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

        Estimated economic lives of the intangible assets are as follows:

Classification	Estimated useful life
Customer relationship	5 years
Trademarks	2 - 5 years
Non-compete agreement	3 years
Domain name	2 - 3 years

(k)   Investment in affiliates

        Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

        Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group's share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group's interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company.

        The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2013 and 2014, the Group determined that no such events were present.

(l)    Other investments

        Other investments represent investments in equity security of private companies which the Group owns equity interest of less than 20%, over which the Group exerts no significant influence and are measured initially at cost. The Group recorded impairments in the amount of nil, nil and $1,006,083 for the years ended December 31, 2012, 2013 and 2014, respectively.

(m)  Impairment of long-lived assets (other than goodwill)

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group recorded no impairment for the years ended December 31, 2012, 2013 and 2014, respectively.

(n)   Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

        Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with Accounting Standards Codification ("ASC") 350-20, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded.

        Application of a goodwill impairment test requires significant management judgment, including the identification of the reporting unit of lefeng.com, assigning assets, liabilities and goodwill to each reporting unit, and determining the fair value of each reporting unit. The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding lefeng.com reporting unit's future operating performance are revenue growth rates, costs of goods and operating expenses growth rates, discount rates and terminal values. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

        In 2014, management has conducted step 1 of the quantitative impairment test to compare the carrying value of the lefeng.com reporting unit, including assigned goodwill, to its respective fair value. The fair value of the lefeng.com reporting unit was estimated by using the income approach.

        Based on the quantitative test, it was determined that the fair value of the reporting unit tested exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was not required. The management concluded that goodwill was not impaired as of December 31, 2014.

(o)   Business combinations and noncontrolling interests

        The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 "Business Combinations". The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

        For the Group's majority-owned subsidiaries and subsidiaries of a VIE, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income (loss) on the consolidated statements of income (loss) includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests, are recorded as noncontrolling interests in the Group's consolidated balance sheets.

(p)   Debt issuance costs and debt discounts

        Debt issuance costs and debt discounts are amortized as interest expense, using the effective interest method, through the earlier of the maturity date of the Convertible Senior Notes or the date of conversion, if any. Debt issuance costs and debt discounts are recorded as a direct deduction from the face amount of Convertible Senior Notes.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(q)   Revenue recognition

        The Group recognizes revenue from the sale of apparel, fashion goods, cosmetics, home goods and lifestyle products and other merchandise through its online platforms, including its internet website and cellular phone application. The Group recognizes revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

        The Group utilizes delivery service providers to deliver goods to its customers directly from its own warehouses. The Group estimates and defers revenue and the related product costs for goods that are in-transit to the customers.

        The Group offers customers with an unconditional right of return for a period of 7 and 45 days, respectively on sales from vip.com and lefeng.com platforms, upon receipt of products. The Group defers revenue from sales of vip.com platforms until the return period expires as the Group cannot reasonably estimate the amount of future returns. The Group recognizes revenue from sales of lefeng.com platforms when products are delivered to customers because historical returns on sales on lefeng.com are insignificant.

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

Discount coupons membership reward program

        The Group voluntarily provides discount coupons through certain co-operative websites or through public distributions during its marketing activities. These coupons are not related to prior purchases, and can only be utilized in conjunction with subsequent purchases on the Group's platforms. These discount coupons are recorded as reduction of revenues at the time of use. The Group has established a membership reward program wherein customers earn one point for one RMB of purchase made on the Group's platforms. Membership reward points can be either exchanged into coupons to be used in connection with subsequent purchases, or exchanged into free gifts. The expiry dates of these reward points vary based on different individual promotional programs, while the coupons expire three months after redemption. Prior to fiscal 2014, the Group accrued liabilities for the estimated value of the points earned and expected to be redeemed, which were based on all outstanding reward points related to prior purchases at the end of each reporting period, as it did not have sufficient historical data to reasonably estimate the usage rate of these reward points. Starting from 2014, the Group derecognized the deferred revenue liability and began to recognize revenue based on an estimated breakage rate as it has accumulated sufficient historical data to be able to reasonably estimate the usage rate of these reward points.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

        These liabilities reflect management's best estimate of the cost of future redemptions. As of December 31, 2013 and 2014, the Group recorded deferred revenue related to reward points earned from prior purchases of $18,814,448 and $27,593,250 respectively.

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

Other revenues

        Other revenues consist of fees charged to third-party merchants which the Group provides platform access for sales of their products. The Group is not the primary obligor on these transactions, it does not bear the inventory risk, does not have the ability to establish prices and does not provide any fulfillment services as the goods are directly shipped from third-party merchants to end customers. Upon successful sales on the Group's platforms, the Group will charge the third-party merchants commission fees. Commission fees are recognized on a net basis at the point of sales of products, net of return allowance.

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

(r)   Cost of goods sold

        Cost of goods sold consists primarily of cost of merchandise sold and inventory write-down. The amounts of inventory write-down were $12,166,659, $33,883,024 and $35,585,311 for the years ended December 31, 2012, 2013 and 2014, respectively. Cost of goods sold does not include fulfillment expenses, therefore the Group's cost of goods sold may not be comparable to other companies which include such expenses in their cost of goods sold.

(s)   Fulfillment expenses

        Fulfillment expenses primarily consist of payroll, bonus and benefits of logistics staff, logistics centers rental expenses, shipping and handling expenses and packaging expenses.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(t)    Marketing expenses

        Marketing expenses primarily consist of payroll, bonus and benefits of marketing staff, advertising costs, agency fees and costs for promotional materials.

        Advertising expenses are charged to the statements of operations in the period incurred. The amounts of advertising expenses incurred were $29,332,178, $71,025,704 and $128,514,842 for the years ended December 31, 2012, 2013 and 2014, respectively.

(u)   Technology and content expenses

        Technology and content expenses primarily consist of payroll, bonus and benefits of the staff in the technology and system department, telecommunications expenses, model fees and photography expenses.

(v)   General and administrative expenses

        General and administrative expenses primarily consist of payroll, bonus and benefit costs for retail and corporate employees, legal, finance, information systems, rental expenses and other corporate overhead costs.

(w)  Foreign Currency Transactions and Translations

        The functional currency of the Company, Vipshop HK and Lefeng.com are the United States dollar ("US dollar"). The functional currency of all the other significant subsidiaries and the variable interest entity is RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

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

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's cash and cash equivalents denominated in RMB amounted to $333,821,679 and $663,782,833 at December 31, 2013 and 2014, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(x)   Income Taxes

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

(y)   Value added taxes

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

(z)   Comprehensive income (loss)

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

(aa) Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, held-to-maturity securities, amounts due from related parties, other receivables and advances to suppliers. The Group places its cash and cash equivalents, restricted cash and held-to-maturity securities with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise of amounts receivable from product delivery service providers. These amounts are collected from customers by the service providers when products are delivered. The principal amounts of all held-to-maturity securities are guaranteed by the issuers. The Group conducts a credit evaluation of these service providers and generally requires a small amount of security deposit. Amounts due from related parties are prepayments related to purchases of goods from the entities controlled by shareholders of the Company. Due to the nature of the relationship, the Company considers there to be no collection risks in regard to amounts due from related parties. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific delivery service providers and other information.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(ab) Fair value of financial instruments

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

        The carrying values of the Group's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable, other current liabilities, amounts due from and to related parties, approximate their fair values. The estimated fair value of convertible senior notes as of December 31, 2013 and 2014 were approximately nil and $756,982,325, respectively, as compared to its carrying value of nil and $621,310,950, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement. The Group does not have assets or liabilities measured at fair value on a recurring basis in periods subsequent to their initial recognition during the periods presented.

(ac) Operating leases

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

(ad) Share-based Compensation

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

(ae) Series A & B Convertible Preferred Shares

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

(af)  Earnings (loss) per share

        Basic earnings (loss) per share are computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into ordinary shares.

(ag) Recent Changes in Accounting Standards

        In May 2014, the Financial Accounting Standards Board ("FASB") issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This Accounting Standards Updates ("ASU") will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

        The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

  •
  Step 1: Identify the contract(s) with a customer.

  •
  Step 2: Identify the performance obligations in the contract.

  •
  Step 3: Determine the transaction price.

  •
  Step 4: Allocate the transaction price to the performance obligations in the contract.

  •
  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

        For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. An entity should apply the amendments in this ASU using one of the following two methods:

          1.     Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

    •
    For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

    •
    For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

    •
    For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

          2.     Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

    •
    The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

    •
    An explanation of the reasons for significant changes.

        The Group will need to conduct a detailed review before the management can determine if the adoption of this ASU will have a material impact on its consolidated financial results or disclosures.

        In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

        The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

2. Summary of Significant Accounting Policies (Continued)

        Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The adoption of this ASU is not expected to have a material impact on the Group's consolidated financial results or disclosures.

        In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement—Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

        If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.

        The FASB heard from stakeholders that the concept of extraordinary items causes uncertainty because it is unclear when an item should be considered both unusual and infrequent. Additionally, some stakeholders said that although users find information about unusual or infrequent events and transactions useful, they do not find the extraordinary item classification and presentation necessary to identify those events and transactions. Other stakeholders noted that it is extremely rare in current practice for a transaction or event to meet the requirements to be presented as an extraordinary item.

        The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this ASU is not expected to have a material impact on the Group's consolidated financial results or disclosures.

3. Significant acquisition and equity transactions

(a)   Acquisition of Lefeng.com

        On February 14, 2014, the Group acquired a 75% equity interest of Lefeng.com from Ovation Entertainment Limited ("Ovation"). Lefeng.com owns and operates the online retail business conducted through lefeng.com, an online retail website specialized in selling cosmetics and fashion products in China. The total consideration paid by the Group for the acquisition was approximately $112,500,000 in cash. The acquisition cost amounted to $505,780 was recorded in general and administrative expenses when it incurred. The main purpose of the acquisition is to enlarge the Group's share of the cosmetics market, and in the meantime to attract more customers by expanding categories.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

3. Significant acquisition and equity transactions (Continued)

        The acquisition had been accounted for as a business combination and the results of operations of Lefeng.com from the acquisition date have been included in the Group's consolidated financial statements. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent valuation report and management's experiences with similar assets and liabilities. The following table summarizes the estimated fair values for major classes of assets acquired and liabilities assumed at the date of acquisition:

	USD	Weighted average amortization period at the acquisition date (in years)
Working capital, net	(2,373,779)
Liabilities assumed	(19,971,405)
Net tangible assets acquired	6,596,403
Intangible assets	204,301,585
Including: Customer Relationships	48,391,371	5
Trademarks	144,430,367	5
Non-compete agreement	11,479,847	3
Goodwill	9,821,962
Deferred tax liabilities	(48,395,269)
Noncontrolling interest	(37,479,497)

Total consideration	112,500,000

        Goodwill primarily represents the expected synergies from combining with the operations of the Group. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. Goodwill is not expected to be deductible for tax purposes.

        Based on the assessment of the acquired companies' financial performance made by the Group, acquired company including its subsidiary is not considered material to the consolidated results of operations. Thus pro forma results of operations for these acquisitions as well as the results of operations since the date of acquisition to the period end have not been presented.

(b)   Investment in affiliates

        On February 21, 2014, the Group acquired a 23% equity interest in Ovation for a total consideration of approximately $55,776,955 pursuant to a share purchase and subscription agreement with Ovation and certain of its existing shareholders. The Group has significant influence on Ovation and thus applied the equity method of accounting (refer to note 10 for details).

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

4. Accounts Receivable

	As of December 31,
	2013	2014
	$	$
Components of accounts receivable are as follows:
Delivery service providers(a)	573,085	5,426,784
Other trade receivables(b)	2,482,325	18,317,410
Other customers	36	1,253,211

Total	3,055,446	24,997,405

        Customers that represent more than 10% of accounts receivable are as follows:

	As of December 31
	2013	2014
Lending to supplier A	32%	12%
Lending to supplier B	15%	10%

Note
a: For certain sales transactions, delivery service providers will collect payments from the Group's customers upon delivery of goods, and remit such payments back to the Group on a periodic basis.

Note
b: The Company provides lending to some of its suppliers, and record corresponding accounts receivables as it keeps the right of recourse.

5. Other Receivables

	As of December 31
	2013	2014
	$	$
Components of other receivables are as follows:
Deposits (Note)	6,434,449	20,489,690
Cash advanced to staff	684,106	1,446,069
VAT receivable	8,395,774	58,378,785
Interest receivable	450,376	8,108,943
Other	516,327	240,139

Total	16,481,032	88,663,626

Note:
Deposits consist of amounts paid to vendors for advertising and rentals.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

6. Held-to-maturity Securities

        As of December 31, 2013 and 2014, the Group's held-to-maturity securities consist of debt securities carried at amortized cost of $385,841,626 and $607,345,904 respectively, which approximate the aggregate fair value. All of these securities mature within one year and are classified as current asset. The amount of unrealized holding gain as of December 31, 2013 and 2014 was $4,256,810 and $8,193,662 respectively.

        There has been no impairment recognized and no sales of any held-to-maturity securities before maturities during the periods presented.

7. Property and Equipment, Net

	As of December 31
	2013	2014
	$	$
Cost
Furniture, fixtures and equipment	27,332,339	76,039,704
Leasehold improvements	6,331,139	19,438,406
Motor vehicles and software	6,123,775	10,372,408
Construction in process	—	235,652,997

Sub-total	39,787,253	341,503,515
Less: accumulated depreciation	(15,487,835)	(33,433,211)

Property and equipment, net	24,299,418	308,070,304

	Year ended December 31,
	2012	2013	2014
	$	$	$
Depreciation expenses were charged to:
Fulfillment expenses	2,265,757	3,167,289	4,671,695
Marketing expenses	6,648	17,127	374,149
Technology and content expenses	1,634,180	3,442,934	10,648,715
General and administrative expenses	620,537	2,211,543	2,250,817

Total	4,527,122	8,838,893	17,945,376

8. Prepaid land use rights

	As of December 31
	2013	2014
	$	$
Land in Zhaoqing City	—	13,214,473

Prepaid land use rights	—	13,214,473

        The expiry date of the land use rights is October 2064. Expenses changed were nil, nil and $111,046 for the years ended December 31, 2012, 2013 and 2014, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

9. Intangible assets, net

	As of December 31
	2013	2014
	$	$
Cost
Domain names	2,027,338	2,325,473
Customer Relationships	—	48,391,370
Trademarks	—	144,445,033
Non-compete agreement	—	11,479,848
Others	3,495,469	4,088,219

Intangible assets, cost	5,522,807	210,729,943
Less: Accumulated amortization	(228,434)	(40,556,751)
Less: Impairment of intangible asset (note)	—	(2,724,963)

Intangible assets, net	5,294,373	167,448,229

Note:
The Group reassessed that the future undiscounted cash flow of certain trademarks is less than the carrying amount of the assets, impairment was recognized.

        Amortization expenses for intangible assets were $4,801, $229,456 and $40,328,316 for the years ended December 31, 2012, 2013 and 2014, respectively. The Group expects to record amortization expenses of $42,790,451, $42,790,451, $39,225,535, $38,469,296 and $4,172,496 for the years ending December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

10. Investment in affiliates

        As of December 31, 2014, investments in affiliates represent (i) 23% equity interest in Ovation which is a BVI company that engages in research and development, and distribution of beauty products and production and publication of TV programme, (ii) 37.5% equity interest in Beijing Explink Information Technology Co., Ltd. ("Explink") which is a PRC registered company that provides information system and software products and (iii) 30% equity interest in a PRC registered company that provides logistic service. All these investments are acquired in 2014 by cash.

        During the years ended December 31, 2012, 2013 and 2014, the Group recognized its share of loss of affiliates with regard to Ovation, Explink and Zhengzhou Andaxin in the amount of nil, nil and $10,232,492 respectively.

        Investment as of December 31, 2013 and 2014 were as follows:

As of December 31
2014
$
Ovation	45,005,933
Explink	485,668
A PRC logistic company	827,289

Total	46,318,890

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

11. Goodwill

        The movements in carrying amount of goodwill by the reportable unit of Lefeng.com are as follows:

Lefeng.com
$
Balance as of January 1, 2013 and December 31, 2013	—
Addition for acquisitions	9,670,204

Balance as of December 31, 2014	9,670,204

        The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment recognized during the periods presented.

12. Accrued Expenses and Other Current Liabilities

	As of December 31,
	2013	2014
	$	$
Accrued advertising expense	15,062,381	30,101,200
Accrued shipping and handling expenses	54,614,837	92,487,255
Accrued payroll	21,224,480	52,720,736
Social benefit provision	2,954,756	4,417,250
Deposits from delivery service providers	10,311,553	12,175,914
Other tax payable	5,018,107	17,206,359
Income tax payable	15,341,849	16,502,287
VAT tax payable	24,073,083	55,724,881
Accrued rental expenses	3,557,804	6,258,045
Accrued administrative expenses	8,679,322	5,222,956
Amounts received on behalf of third-party merchants (Note)	34,720,189	72,023,368
Interest payable	—	2,803,975
Others	769,158	9,617,104

Total	196,327,519	377,261,330

Note:
Amounts relate to the cash collected on behalf of third-party merchants which the Company provides platform access for sales of their products.

13. Employee Retirement Benefit

        Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees' basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions and accruals

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

13. Employee Retirement Benefit (Continued)

made for such employee benefits was $5,280,299, $11,364,237 and $32,105,160 for the years ended December 31, 2012, 2013 and 2014, respectively.

14. Convertible Senior Notes

        On March 17, 2014, the Company issued $632,500,000 in aggregate principal amount of 1.5% Convertible Senior Notes due 2019 (the "Notes"). The Notes can be converted into the Company's ADSs, each representing 1/5 ordinary share of the Company, par value $0.001 per share (the "ordinary shares"), at the option of the holders, based on an initial conversion rate of 49.693 of the Company's ADSs (4.9693 ADSs before the ADS ratio change effective November 3, 2014) per $1,000 principal amount of Notes ($20.124 per ADS, or $201.24 per ADSs before the ADS ratio change). Holders of the Notes will have the right to require the Company to repurchase for cash all or part of their Notes on March 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The Notes will bear interest at a rate of 1.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014. The Notes will mature on March 15, 2019, unless previously repurchased or converted in accordance with their terms prior to such date.

        The net proceeds from the Notes offering were $617,190,659, after deducting discounts to the initial purchaser of $14,231,250 and debt issuance costs of $1,078,091. Debt issuance costs and underwriting discounts and commission are recorded as a direct deduction from the face amount of Convertible Senior Notes, and amortized as interest expenses, using the effective interest method, from issuance date to the first put date of the Notes (March 15, 2017).

        The Company recorded the Notes as a liability in their entirety, and the conversion feature or any other feature does not need to be bifurcated and accounted for separately. As of December 31, 2014, none of the Notes had been converted yet.

15. Distribution of Profit

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

        The general reserve is used to offset future extraordinary losses. A subsidiary may, upon a resolution passed by the shareholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiary. The enterprise expansion reserve is for the expansion of the subsidiary's operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

15. Distribution of Profit (Continued)

earnings determined in accordance with Chinese law, and are not distributable as cash dividends to the Group.

        Relevant PRC statutory laws and regulations permit payment of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company's PRC subsidiaries transferred $266,478, $8,985,792 and $22,155,945 to general reserve during the years ended December 31, 2012, 2013 and 2014, respectively.

        The balance of restricted net assets was $153,829,188 and $183,829,188 of which $3,829,188 and $3,829,188 was attributed to the net assets of the VIE and $150,000,000 and $180,000,000 was attributed to the paid in capital of the WOFE, as of December 31, 2013 and 2014, respectively.

16. Capital Structure

Initial public offering

        In March 2012, upon the completion of the Company's initial public offering, all Series A Preferred Shares and Series B Preferred Shares issued in 2011 were automatically converted into 20,212,500 and 12,682,206 ordinary shares respectively. In addition, as part of the initial public offering, the Company issued 22,009,200 ordinary shares. The gross proceeds received were US$66,022,797 and the related issuance costs were US$3,332,962.

Follow-on offering

        In March 2013, the Group completed its follow-on public offering. The Company issued 8,000,000 ordinary shares. The gross proceeds received were US$91,920,000 and the related issuance costs were US$1,571,688.

Issuance of convertible senior notes

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

Dual-class share structure

        On September 15, 2014, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company's authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group's ordinary shares are entitled to such

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

16. Capital Structure (Continued)

dividends as may be declared by the board of directors subject to the Companies Law. The computation of net earnings per Class A and Class B ordinary share have been adjusted retroactively for all periods presented to reflect this change. As of December 31, 2014, all Class B ordinary shares were held by the Chairman of the Company.

ADS Ratio Change

        Effective November 3, 2014, the Company changed its ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to five ADSs representing one Class A ordinary share. The computation of net earnings per ADS have been adjusted retroactively for all periods presented to reflect this change.

Exercise of stock options

        During the years ended December 31, 2012, 2013 and 2014, 146,316, 1,905,026 and 1,883,977 Class A ordinary shares were issued respectively as a result of exercises of share options by employees and a consultant.

Vesting of shares awards

        During the years ended December 31, 2012, 2013 and 2014, nil, 476,065 and 988,723 ordinary shares were issued respectively as a result of vesting of shares awards granted to employees and a consultant.

17. Other Income

        Other income consist of Government grants and miscellaneous. Government grants represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. As there is no further obligation for the Group to perform, government grants are recognized as other income when received. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future.

        Other income is comprised of:

	Year ended December 31,
	2012	2013	2014
	$	$	$
Government grants	1,415,420	6,292,006	19,817,266
Claims for goods insurance	583,958	1,698,484	4,528,165
Others	563,943	717,997	776,592

Total other income	2,563,321	8,708,487	25,122,023

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

Hong Kong

        The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2012, 2013 and 2014, if applicable.

People's Republic of China

        On March 16, 2007, the National People's Congress of China enacted a new Corporate Income Tax Law ("New Tax Law") which became effective on January 1, 2008. Under the New Tax Law, domestically owned enterprises and foreign invested enterprises (the "FIEs") are subject to a uniform tax rate of 25%. While the New Tax Law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, regardless of whether these are domestically-owned enterprises or FIEs. The Group's subsidiaries and the variable interest entity in the PRC are all subject to the tax rate of 25% for the periods presented, except for Vipshop Jianyang and Vipshop Chongqing that enjoyed the following preferential tax treatment:

        Vipshop Jianyang and Vipshop Chongqing each was classified as a domestically-owned enterprise in the western region that is in an industry sector encouraged by the PRC government. Vipshop Jianyang and Vishop Chongqing have obtained final approval from the local tax bureau to enjoy a preferential tax rate of 15% for the period from February 22, 2012 to December 31, 2020 and from September 16, 2014 to December 31, 2020, respectively.

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

        The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2013 and 2014, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

18. Income Taxes (Continued)

statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 ($16,315) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

        Income tax expense is comprised of:

	Year ended December 31,
	2012	2013	2014
	$	$	$
Current tax (note)	706,173	29,676,438	75,707,878
Deferred tax	—	(11,126,647)	(35,729,733)

Total tax expenses	706,173	18,549,791	39,978,145

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

        Aggregate undistributed earnings of the Group's subsidiaries and the VIE in the PRC that are available for distribution to the Group of approximately RMB497.1 million (US$82.1 million) and RMB1,839.9 million (US$296.5 million) as of December 31, 2013 and 2014 respectively are considered to be indefinitely reinvested under ASC No.740-30, Accounting for Income Taxes—Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB24.9 million (US$4.14 million) and RMB92.0 million (US$14.8 million) as of December 31, 2013 and 2014 respectively.

        A reconciliation of the income tax expense to income (loss) before income tax and share of loss of affiliates computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of income (loss) and comprehensive income (loss) is as follows:

	Year ended December 31,
	2012	2013	2014
	$	$	$
(Loss) income before income tax and share of loss of affiliates	(8,765,901)	70,849,654	172,999,829
Computed income tax expense at PRC EIT tax rate	(2,191,475)	17,712,413	43,249,958
Effect of non-deductible expenses, including:
—Share-based compensation expenses	1,899,237	3,114,066	9,197,612
—Inventory wastage (note)	(981,266)	—	—
—Other non-deductible expenses	20,561	352,329	1,547,828
Effect of different tax rates of a subsidiary operating in other jurisdiction	135,975	(162,863)	94,330
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(136,527)	(1,963,422)	(7,531,005)
Effect of non-taxable income	—	—	(3,307,317)
Change in valuation allowance	1,959,668	(502,732)	(2,592,681)
Others	—	—	(680,580)

Actual income tax expenses	706,173	18,549,791	39,978,145

Note:
Inventory wastage represents subsequent reversal of prior year's non-deductible expenses upon approval by local tax bureau.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

18. Income Taxes (Continued)

        The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Year ended December 31,
	2012	2013	2014
	$	$	$
The aggregate effect	136,527	1,963,422	7,531,005
Per share effect:
Class A ordinary share:
—basic	0.00	0.02	0.07
—diluted	0.00	0.02	0.07
Class B ordinary share:
—basic	0.00	0.02	0.07
—diluted	0.00	0.02	0.07

        The principal components of deferred tax assets are as follows:

	As of December 31,
	2013	2014
	$	$
Deferred tax assets:
Net operating loss carry forwards	33,928	10,521,107
Allowance for doubtful debts	65,368	263,186
Allowance for intangible assets and other investment	—	1,102,710
Inventory write-down	5,059,396	3,063,700
Payroll payable and other accruals	4,460,609	9,614,072
Deferred revenue	12,648,865	17,431,043
Advertising expenses	625,384	3,925,162
Others	153,906	156,732
Foreign exchange (note)	(827,062)	45
Less: valuation allowance	(11,093,747)	(8,501,066)

Total deferred tax assets	11,126,647	37,576,691

Deferred tax liability :
Intangible assets	—	39,115,580

Total deferred tax liability	11,126,647	39,115,580

Note:
Foreign exchange represents the differences of exchange rate on balance sheet date used to translate the deferred tax assets balances and the weighted average rate used to translate the valuation allowance recognized during the period.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

18. Income Taxes (Continued)

        The amount of tax loss carried forward was $204,350 and $44,547,888 of December 31, 2013 and 2014, respectively, for the Group's certain subsidiaries and the variable interest entity in the PRC.

        The Group has provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2013 and 2014, respectively, as management is not able to conclude that the future realization of some of those net operating loss carry forwards and other deferred tax assets are more likely than not.

19. Earnings (loss) Per Share

        The Group had the following securities which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.

	As of December 31,
	2012	2013	2014
Employee Stock Options	6,657,794	—	—
Non-vested ordinary shares	741,500	—	—

        Basic net earnings (loss) per share is based on the weighted average number of ordinary shares outstanding during each period. The computations of net earnings per Class A and Class B ordinary share have been adjusted retroactively for all periods presented to reflect the Dual-class share structure (Note 16). Diluted net earnings (loss) per share is based on the weighted average number of ordinary shares outstanding and incremental weighted average number of ordinary shares from assumed vesting of non-vested shares and exercise of share options, and conversion of the convertible senior notes during each period.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

19. Earnings (loss) Per Share (Continued)

        Basic earnings (loss) per share and diluted earnings per share have been calculated for the years ended December 31, 2012, 2013 and 2014 as follows:

	Year ended December 31,
	2012	2013	2014
	$	$	$
Numerator:
Net (loss) income attributable to Vipshop Holdings Limited's ordinary shareholders	(9,472,074)	52,299,863	137,259,907

Denominator:
Net earnings per Class A share
Weighted-average ordinary shares, outstanding—basic	72,338,848	92,452,279	96,800,324
Weighted-average ordinary shares, outstanding—diluted	72,338,848	98,984,815	103,717,226
Basic net (loss) earnings per share	(0.11)	0.48	1.21
Diluted net (loss) earnings per share	(0.11)	0.45	1.14
Net earnings per Class B share
Weighted-average ordinary shares, outstanding—basic	16,510,358	16,510,358	16,510,358
Weighted-average ordinary shares, outstanding—diluted	16,510,358	16,510,358	16,510,358
Basic net (loss) earnings per share	(0.11)	0.48	1.21
Diluted net (loss) earnings per share	(0.11)	0.45	1.14

        The Series A and B Preferred shares are convertible participating securities but have not been included in the computation of basic net loss per share for 2012, as based on the contractual terms, Series A and B Preferred shareholders have no contractual obligation to share in the losses of the Company.

        The Company granted a number of non-vested ordinary shares to certain executive officers and employees during 2012, 2013 and 2014 (refer to Note 22 (b)), these non-vested shares are not included in the computation of basic earnings per share. Such shares are considered contingently returnable shares because in the event a non-vested shareholder's employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the outstanding non-vested shares shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

20. Commitments and contingencies

Operating Leases Agreements

        The Group leases office space and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2020. Those lease agreements provide for periodic rental increases based on both contractual incremental rates and inflation rates adjustments over the leased periods. During the three years ended December 31, 2012, 2013 and 2014, the Company incurred rental expenses amounting to $7,500,451, $13,683,638 and $26,648,363, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

20. Commitments and contingencies (Continued)

        As of December 31, 2014, minimum lease payments under all non-cancellable leases were as follows:

$
Year ending December 31, 2015	37,404,447
Year ending December 31, 2016	33,212,335
Year ending December 31, 2017	27,455,079
Year ending December 31, 2018	26,415,106
Year ending December 31, 2019	22,378,306
Over December 31, 2019	23,500,697

Total minimum lease payments	170,365,970

Purchase commitment

        In connection with the acquisition, the Company and a subsidiary of Lefeng have entered into framework supply agreements with a PRC affiliate of Ovation, pursuant to which Ovation's PRC affiliate agreed to supply cosmetics, apparel, healthcare products, food and other consumer products developed under Ovation's proprietary brands exclusively to the Company for sale to consumers through vip.com, lefeng.com and other third-party websites. If the company's sales of Ovation products to consumers through vip.com, lefeng.com and other third-party websites in 2014 are less than RMB900 million (US$148.7 million), the Company would be required to purchase additional products from Ovation to the extent of the shortfall. The Company would be entitled to sales rebates depending on the amount of sales achieved for Ovation's proprietary brands after such sales exceed RMB900 million (US$148.7 million). These framework supply agreements were terminated by the parties thereof in January 2015.

Capital commitment

        As of December 31, 2014, the Group had contracted for capital expenditures of $85,420,678.

Contingencies

        The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

        The Group has not made adequate social welfare payments as required under applicable PRC labor laws. Accrual for the amounts under-paid has been made in the reported periods and amounted to $2,954,756 and $4,417,250 as of December 31, 2013 and 2014, respectively. However, accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities have not been made in the financial statements as management considered that it is not probable the relevant PRC government authorities will impose any significant interests or penalties.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

21. Related Party Transactions

        For the years ended December 31, 2012, 2013 and 2014, the Group entered into the following material related party transactions:

	Year ended December 31,
	2012	2013	2014
	$	$	$
Purchase of goods (Note)	6,663,431	3,688,492	95,526,134

Note:
The goods were purchased from an affiliate of the Company and companies controlled or significantly influenced by shareholders.

        Details of those material related party transactions provided in the table above are as follows:

(a)   Amounts due from related parties

        Amounts due from related parties are made up by amounts due from an affiliate and companies controlled by the shareholders.

        Amounts due from related parties as of December 31, 2013 and 2014 amounted to nil and $4,994,873, respectively, are prepayments related to purchases of goods from an affiliate and the entities controlled by shareholders of the Company.

(b)   Amounts due to related parties

        Amounts due to related parties are made up by shareholder loans and amounts due to an affiliate and companies controlled or significantly influenced by shareholders.

        Shareholders provided loans to the Group, which are mainly used for working capital purposes. The outstanding loan balances due to the Chairman, who is also a shareholder, amounted to $1,200,559 and $843,940 as of December 31, 2013 and 2014 respectively, were unsecured, interest free and repayable on demand.

        The amounts due to an affiliate and companies controlled or significantly influenced by shareholders as of December 31, 2013 and 2014 amounted to $940,852 and $11,370,287 respectively, and were unsecured and interest free. These amounts are all related to purchases of goods from these parties.

22. Share-based Payments

(a)   Stock incentive plan

        In March 2011, the Company adopted the Vipshop Holdings Limited 2011 Stock Incentive Plan (the "2011 Plan"), which provide up to an aggregate of 7,350,000 ordinary shares of the Company as stock based compensation to employees, directors, officers and consultants and other eligible personal of the Group.

        In 2012, the Company adopted the 2012 Stock Incentive Plan (the "2012 Plan"), which provide up to an aggregate of 9,000,000 ordinary shares of the Company, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of the 2012 Plan.

        In July 2014, the Company adopted the 2014 Stock Incentive Plan (the "2014 Plan"), whose the maximum aggregate number of ordinary shares may be issued under the 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of the Company's then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

22. Share-based Payments (Continued)

        During the years ended December 31, 2012, 2013 and 2014, a total of 758,048 and 450,569 and nil share options were granted to executive officers, employees and a non-employee of the Group under the 2011 and 2012 Plan respectively.

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

22. Share-based Payments (Continued)

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

        The Company uses the Binomial model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm. The Group estimates that the forfeiture rate for key management and employees will be nil and 12% in 2013 and nil and 13% in 2014, respectively.

        The assumptions used in determining the fair value of the share options on the grant date were as follows:

Assumptions	2012	2013
Expected dividend yield	0%	0%
Risk-free interest rate	2.54% - 3.00%	3.19% - 3.30%
Expected volatility	51.33% - 53.12%	24.09% - 34.77%
Expected life	10 years	10 years
Exercise multiples	2.2 to 2.8 times	2.2 to 2.8 times
Weighted average fair value of underlying ordinary shares	8.36	8.88

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

22. Share-based Payments (Continued)

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

        For the years ended December 31, 2012, 2013 and 2014, the share option movements were as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual life per share	Weighted average fair value at grant date	Weighted average intrinsic value per option	Aggregate intrinsic value
		$		$	$	$
As of January 1, 2012	7,167,138	1.25
Granted	758,048	2.51		1.91		449,469
Exercised	(146,316)	1.31		3.62		840,014
Forfeited	(376,028)	0.90		1.88

Outstanding as of December 31, 2012	7,402,842	1.16		4.13		57,439,086
Granted	450,569	0.72		8.88		18,525,384
Exercised	(1,905,026)	1.18		3.95		77,465,467
Forfeited	(507,625)	0.84		3.09

Outstanding as of December 31, 2013	5,440,760	1.18	1.37 years	6.31	40.66	221,196,775
Exercised	(1,883,977)	0.95	0.38 years	3.38	96.75	182,277,923
Forfeited	(151,874)	2.52	1.19 years	5.21

Outstanding as of December 31, 2014	3,404,909	1.26	0.69 years

Non vested as of December 31, 2014	1,085,116			4.54

Options vested and expected to vest as of December 31, 2014	3,335,983	1.24	0.69 years			321,799,276

Exercisable as of December 31, 2014	2,319,793	1.06	0.50 years			224,175,454

        For the years ended December 31, 2012, 2013 and 2014, the Group recognized share based payment expenses of $7,369,081, $8,348,740 and $5,699,690 in connection with the share options

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

22. Share-based Payments (Continued)

granted to employees, respectively. The total fair value of shares vested during 2013 and 2014 was $8,975,087 and $5,747, 243 respectively.

        As of December 31, 2014, there was $4,808,292 unrecognized compensation cost related to unvested share options granted to executive and employees of the Group. The unvested share options expense relating to the stock options of the Group is expected to be recognized over a weighted average period of 1.34 years on a straight-line basis schedule as of December 31, 2014.

Option modification

        In July 2012, the Board of Directors approved an option modification to reduce the exercise price of 819,638 options from $2.52 to $0.50 per ordinary shares. All other terms of the share options granted under the 2011 stock option plan remain unchanged. The modification resulted in incremental compensation cost of $1,122,360, of which $484,862, $239,073 and $239,073 was recorded during the years ended December 31, 2012, 2013 and 2014 respectively. The remaining $398,425 and $159,352 will be amortized over the remaining vesting period of the modified options up to August 2015 as of December 31, 2013 and 2014, respectively.

        The fair value of the options immediately before and after the aforementioned modification is estimated on that date using the Black Scholes option pricing model with the assumptions noted below. The basis of the assumptions used is similar to those explained in this note above.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

22. Share-based Payments (Continued)

(b)   Non-vested shares

        During 2012, 2013 and 2014, a total of 741,500, 1,483,600 and 1,932,680 non-vested shares were granted to executive officers, employees, members of Audit Committee and consultants of the Group under the 2012 Plan, respectively.

Grant date	Number of options	Fair value on grant date
		$
June 1, 2012	367,500	2.76
September 30, 2012	340,000	3.75
October 1, 2012	34,000	3.70
January 1, 2013	546,000	8.92
January 1, 2013	15,000	8.92
March 22, 2013	10,000	14.31
April 1, 2013	471,000	14.93
April 1, 2013	5,000	14.93
April 1, 2013	25,000	14.93
September 30, 2013	407,000	21.21
September 30, 2013	4,600	21.21
January 1, 2014	200,000	41.84
January 1, 2014	360,000	41.84
January 1, 2014	120,000	41.84
January 20, 2014	338,100	50.02
March 1, 2014	175,340	65.66
March 1, 2014	62,690	65.66
April 1, 2014	117,500	79.83
April 1, 2014	66,000	79.83
May 1, 2014	101,000	74.28
June 1, 2014	53,700	81.33
July 1, 2014	85,600	97.80
August 1, 2014	50,800	103.97
September 1, 2014	9,600	98.32
October 1, 2014	91,000	91.69
November 1, 2014	67,000	114.65
December 1, 2014	34,350	114.30

        Most of the non-vested shares granted have a vesting period of four years of employment services with the first one-fourth vesting on the first anniversary from grant date, and the remaining three fourth vesting on a monthly basis over a three-year period ending on the fourth anniversary of the grant date. The non-vested shares are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder's employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder's right to the non-vested shares will terminate effectively. The outstanding non-vested

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

22. Share-based Payments (Continued)

shares shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

        For the year ended December 31, 2014, the non-vested shares movement was as follows:

Non-vested shares outstanding
Outstanding as of December 31, 2013	1,749,035
Granted	1,932,680
Vested	(988,723)
Forfeited	(244,213)

Outstanding as of December 31, 2014	2,448,779.00

        The Group recognized compensation expense over the four year service period on a straight line basis, and applied a forfeiture rate of 9% on 374,000 non-vested shares grant to certain employees during 2012, 12% on 964,000 non-vested shares grant to certain employees during 2013 and 13% on 1,156,680 non-vested shares grant to certain employees during 2014. The aggregate fair value of the restricted shares at grant dates was $2,413,092, $21,492,565 and $146,898,172 during 2012, 2013 and 2014 respectively. The fair values of non-vested shares are measured at the respective fair values of the Company's ordinary shares on the grant-dates. For the years ended December 31, 2012, 2013 and 2014, the Group recognized share based payment expenses of $227,868, $4,107,523 and $31,090,757 in connection with the non-vested shares granted to employees, respectively.

        As of December 31, 2014 there was $97,586,379 unrecognized compensation cost related to non-vested shares which is expected to be recognized over a weighted average vesting period of 3.20 years. The weighted average granted fair value per share of non-vested shares granted during the years ended December 31, 2012, 2013 and 2014 was $3.25, $13.15 and $63.31 respectively.

(c)   Share-based compensation expenses

        For the years ended December 31, 2012, 2013 and 2014, share-based compensation expenses have been included in the following balances on the consolidated statements of income (loss) and comprehensive income (loss):

	Year ended December 31,
	2012	2013	2014
	$	$	$
Fulfillment expenses	(292,866)	(721,531)	(1,765,664)
Marketing expenses	(169,100)	(381,326)	(2,821,468)
Technology and content expenses	(897,133)	(3,275,228)	(16,831,098)
General and administrative expenses	(6,237,850)	(8,078,178)	(15,372,217)

	(7,596,949)	(12,456,263)	(36,790,447)

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

23. Segment information

        The Group has only one reportable segment, which is the sales, product distribution and offering of goods on its online platforms. The Group's chief operating decision-maker ("CODM") has been identified as the Company's President Office, consist of the Company's Chief Executive Officer, Chief Finance Officer, Chief Technology Officer and certain Senior Vice Presidents, who review operating results to make decisions about allocating resources and assessing performance for the entire Group. The Group's net revenues are all generated from customers in the PRC. Hence, the Group operates and manages its business without segments. All the property, plant and equipment of the Group are located at the PRC.

        Product revenues: relate to sales of apparel, shoes and bags and other products.

        Other revenues: relate to revenues from product promotion and online advertising, and commission fees charged to third-party merchants which the Company provides platform access for sales of their product, and revenues from factoring services provided to vendors of the Group.

        Revenues from different product groups and services are as follows:

	Year ended December 31,
	2012	2013	2014
	$	$	$
Product revenues
Apparel	296,463,332	757,132,824	1,558,875,302
Shoes and bags	84,801,417	245,095,274	567,262,879
Cosmetics	75,221,908	107,069,891	487,311,778
Sportswear and sporting goods	70,721,110	140,340,540	210,035,825
Home goods and other lifestyle products	68,810,873	143,484,624	210,325,141
Toys, kids and baby	34,544,067	89,129,541	256,981,287
Other goods	59,494,542	198,308,159	410,391,663

	690,057,249	1,680,560,853	3,701,183,875
Other revenues	2,055,715	16,111,882	72,473,670

Total net revenues	692,112,964	1,696,672,735	3,773,657,545

24. Subsequent event

(a)
On January 1, 2015, February 1, 2015, and March 1, 2015, the Group granted 31,350, 29,070, and 198,220 non-vested ordinary shares to its executive officers and employees, respectively. These shares have a vesting period of four years of employment services with the first twenty five percent vesting on the first anniversary of the grant date, and the remaining seventy five percent vesting on a monthly basis over a three-year period ending on the fourth anniversary of the grant date. The non-vested shares are not transferable and may not be sold, pledged or otherwise transferred, and the holder has no voting or dividend right on the non-vested shares. The ordinary share of the Company on grant date was US$114.30, $111.95 and $122.25 on grant date, respectively.

(b)
The Group acquired certain equity interests of certain online retail business companies during February and March 2015. Aggregated cash consideration payable by the Group for the

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars, except for share data)

24. Subsequent event (Continued)

  acquisitions were approximately US$47 million. The equity interests of these investments owned by the Group are all less than 20%, over which the Group exerts no significant influence and are measured initially at cost.

(c)
The Group acquired a 42.61% equity interest of a logistic company which operates in China in February 2015. The total cash consideration payable by the Group for the acquisition was approximately US$15.38 million. The Group has significant influence on this logistic company and thus applied the equity method of accounting.

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Statements of Income (Loss) and Comprehensive Income (Loss)

(In U.S. dollars, except for share data)

	Year ended December 31,
	2012	2013	2014
	$	$	$
General and administrative expenses	(7,596,949)	(12,456,263)	(36,790,447)

Loss from operations	(7,596,949)	(12,456,263)	(36,790,447)
Interest expense	—	—	(10,154,399)
Share of loss of affiliates	—	—	(10,121,828)
Impairment loss of investment	—	—	(1,006,083)
Equity in (losses) incomes of subsidiaries and variable interest entities	(1,875,125)	64,756,126	195,332,664

Net (loss) income	(9,472,074)	52,299,863	137,259,907

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	994,606	3,518,820	(8,812,055)

Comprehensive (loss) income attributable to Vipshop Holdings Limited's shareholders	(8,477,468)	55,818,683	128,447,852

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Balance Sheets

(In U.S. dollars, except for share data)

	As of December 31,
	2013	2014
	$	$
ASSETS
Cash and cash equivalents	95,124	157,195
Investment to an affiliate	—	45,005,933
Other investments	—	13,665,980
Investment in subsidiaries	—	195,332,664
Amount due from subsidiaries	243,160,275	780,809,999

TOTAL ASSETS	243,255,399	1,034,971,771

LIABILITIES AND EQUITY
Amount due to a shareholder	1	1
Accrued expenses	—	2,691,101
Convertible senior notes	—	621,310,950

Total liabilities	1	624,002,052

EQUITY
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 95,155,614 and 98,028,314 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	9,516	9,803
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	1,651	1,651
Additional paid-in capital	363,221,310	402,487,492
Retained earnings (deficit)	(123,725,472)	13,534,435
Accumulated other comprehensive income (loss)	3,748,393	(5,063,662)

Total shareholders' equity	243,255,398	410,969,719

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	243,255,399	1,034,971,771

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Statements of Shareholders' Equity

(In U.S. dollars, except for share data)

	Series A Preferred shares		Series B Preferred shares		Class A ordinary shares		Class B ordinary shares				Accumulated other comprehensive income (loss)
									Additional paid-in capital	Retained earnings (deficit)
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount				Total
		$		$		$			$	$	$	$
Balance as of January 1, 2012	20,212,500	20,113,898	8,166,667	41,147,021	29,724,301	2,973	16,510,358	1,651	124,341,953	(166,553,261)	(765,033)	18,289,202
Net loss	—	—	—	—	—	—	—	—	—	(9,472,074)	—	(9,472,074)
Issuance of ordinary shares pursuant to initial public offering	—	—	—	—	22,009,200	2,201	—	—	66,020,596	—	—	66,022,797
Direct offering expenses	—	—	—	—	—	—	—	—	(3,332,962)	—	—	(3,332,962)
Conversion of Series A Preferred Shares into ordinary shares	(20,212,500)	(20,113,898)	—	—	20,212,500	2,021	—	—	20,111,877	—	—	—
Conversion of Series B Preferred Shares into ordinary shares	—	—	(8,166,667)	(41,147,021)	12,682,206	1,268	—	—	41,145,753	—	—	—
Proceeds from registered capital contributions by shareholders of the VIE	—	—	—	—	—	—	—	—	2,292,763	—	—	2,292,763
Proceeds from issuance of ordinary shares upon exercise of stock options	—	—	—	—	146,316	14	—	—	191,519	—	—	191,533
Share-based compensation expenses	—	—	—	—	—	—	—	—	7,596,949	—	—	7,596,949
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	994,606	994,606

Balance as of December 31, 2012	—	—	—	—	84,774,523	8,477	16,510,358	1,651	258,368,448	(176,025,335)	229,573	82,582,814

Net income	—	—	—	—	—	—	—	—	—	52,299,863	—	52,299,863
Issuance of ordinary shares pursuant to follow-on offering	—	—	—	—	8,000,000	800	—	—	91,919,200	—	—	91,920,000
Direct offering expenses of follow-on offering	—	—	—	—	—	—	—	—	(1,571,688)	—	—	(1,571,688)
Proceeds from issuance of ordinary shares upon exercise of stock options	—	—	—	—	1,905,026	191	—	—	2,049,087	—	—	2,049,278
Proceeds from issuance of ordinary shares upon exercise of non-vested shares	—	—	—	—	476,065	48	—	—	—	—	—	48
Share-based compensation expense	—	—	—	—	—	—	—	—	12,456,263	—	—	12,456,263
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	3,518,820	3,518,820

Balance as of December 31, 2013	—	—	—	—	95,155,614	9,516	16,510,358	1,651	363,221,310	(123,725,472)	3,748,393	243,255,398

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Statements of Shareholders' Equity (Continued)

(In U.S. dollars, except for share data)

	Series A Preferred shares		Series B Preferred shares		Class A common shares		Class B common shares				Accumulated other comprehensive income (loss)
									Additional paid-in capital	Retained earnings (deficit)
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount				Total
		$		$		$		$	$	$	$	$
Balance as of December 31, 2013	—	—	—	—	95,155,614	9,516	16,510,358	1,651	363,221,310	(123,725,472)	3,748,393	243,255,398
Net income	—	—	—	—	—	—	—	—	—	137,259,907	—	137,259,907
Issuance of ordinary shares upon exercise of stock options	—	—	—	—	1,883,977	188	—	—	1,786,441	—	—	1,786,629
Issuance of ordinary shares upon vesting of shares awards	—	—	—	—	988,723	99	—	—	—	—	—	99
Share-based compensation expense	—	—	—	—	—	—	—	—	36,790,447	—	—	36,790,447
Other capital contributions	—	—	—	—	—	—	—	—	689,294	—	—	689,294
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(8,812,055)	(8,812,055)

Balance as of December 31, 2014	—	—	—	—	98,028,314	9,803	16,510,358	1,651	402,487,492	13,534,435	(5,063,662)	410,969,719

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share data)

	Year ended December 31,
	2012	2013	2014
			$
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss) income	(9,472,074)	52,299,863	137,259,907
Adjustments to reconcile net (loss) income to net cash by operating activities:
Equity in losses (incomes) of subsidiaries and a variable interest entity	1,875,125	(64,756,126)	(195,332,664)
Share of loss an affiliate	—	—	10,121,828
Impairment loss of other investment	—	—	1,006,083
Share-based compensation expenses	7,596,949	12,456,263	36,790,447
Amortization of debt issuance cost	—	—	4,303,481
Changes in operating assets and liabilities:
Amounts due from subsidiaries	—	(92,302,514)	(433,495,775)
Accrued expenses and other current liabilities	—	—	2,691,101

Net cash used in operating activities	—	(92,302,514)	(436,655,592)

Cash flows used in investing activities:
Investment to an affiliate and other investments	—	—	(70,449,018)
Acquisition of a subsidiary, net of cash acquired	—	—	(112,500,000)

Net cash used in investing activities	—	—	(182,949,018)

Cash flows used in financing activities:
Proceeds from issuance of convertible notes	—	—	618,800,000
Issuance cost of convertible notes offering	—	—	(1,609,341)
Other capital contributions	—	—	689,294
Proceeds from issuance of ordinary shares in the offerings, net of issuance costs	—	90,348,312	—
Proceeds from issuance of ordinary shares upon exercise of stock options	—	2,049,326	1,786,728

Net cash provided by financing activities	—	92,397,638	619,666,681

Effect of exchange rate changes	—	—	—

Net increase in cash and cash equivalents	—	95,124	62,071
Cash and cash equivalents at beginning of the period	—	—	95,124

Cash and cash equivalents at end of the period	—	95,124	157,195

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

        As of December 31, 2013 and 2014, $153,829,188 and $184,846,302 of the restricted capital and reserves are not available for distribution respectively, and as such, the condensed financial information of Vipshop Holdings Limited ("Parent Company") has been presented. Relevant PRC laws and regulations also restrict the WOFE and the VIEs from transferring a portion of their net assets to the Company in the form of loans and advances or cash dividends. No dividends have been paid by the WOFE or the VIEs to the Company during the periods presented. Total restricted net assets of the Group include net assets of VIE and paid in capital of WOFE. The balance of restricted net assets was $153,829,188 and $184,846,302 of which $3,829,188 and $4,846,302 was attributed to the net assets of the VIEs and $150,000,000 and $180,000,000 was attributed to the paid in capital of the WOFE, as of December 31, 2013 and 2014, respectively.

        During the each of the three years in the period ended December 31, 2014, no cash dividend was declared and paid by the Parent Company.

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

        The Parent Company had no bank account for the year ended December 31, 2012.