Form 20-F
period 2015-12-31
Vipshop Holdings Ltd
filed 2016-04-22
CIK 1529192

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
For the fiscal year ended December 31, 2015.
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

None

(Title of Class)

             The number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 100,085,519 Class A ordinary shares, par value US$0.0001 per share, 16,510,358 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2015.

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

  •
  "active customers" refers to registered members who have purchased from us or our online marketplace platforms at least once during the relevant period;

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

  •
  "repeat customers" refers to, for a given period, any customer who (i) is an active customer during such period, and (ii) had purchased products from us or our online marketplace platforms at least twice during the period from our inception on August 22, 2008 to the end of such period. Orders placed by a repeat customer during a given period include all orders placed by the customer during such period even if the customer made the first purchase from us in the same period;

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

        Beginning in the first quarter of 2015, we have updated the following definitions: our definition of "active customers" updated from "registered members who have purchased products from us at least once during the relevant period" to "registered members who have purchased from us or our online marketplace platforms at least once during the relevant period;" our definition of "total orders"

updated from "the total number of orders placed during the relevant period" to "the total number of orders placed during the relevant period, including the orders for products and services sold in our online sales business and on our online marketplace platforms, net of orders returned;" and our definition of "repeat customers" updated from "for a given period, any customer who (i) is an active customer during such period, and (ii) had purchased products from us at least twice during the period from our inception on August 22, 2008 to the end of such period" to "for a given period, any customer who (i) is an active customer during such period, and (ii) had purchased products from us or our online marketplace platforms at least twice during the period from our inception on August 22, 2008 to the end of such period." The active customer figures and the repeat customer figures in 2014 and 2015 include active Lefeng customers and repeat Lefeng customers after the Lefeng acquisition was completed in February 2014, and the total order figures and the repeat customers' order figures in 2014 and 2015 include orders attributable to Lefeng after the Lefeng acquisition was completed in February 2014.

        Effective January 1, 2015, we changed our reporting currency from U.S. dollars to Renminbi. The change in reporting currency is to better reflect our performance and to improve investors' ability to compare our financial results with other publicly traded companies in the industry. Prior to January 1, 2015, we reported our annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder's equity and cash flows in U.S. dollars. The related financial statements and selected financial data prior to January 1, 2015 have been recast to reflect Renminbi as the reporting currency for comparison to the financial results for the year ended December 31, 2015.

        Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB6.4778 to US$1.00, the noon buying rate for December 31, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 15, 2016, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4730 to US$1.00.

PART I.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

  •
  Selected Financial Data

Selected Consolidated Financial Data

        The following selected consolidated statements of income (loss) data for the three years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

        Our selected consolidated statements of income (loss) data for the two years ended December 31, 2011 and 2012, and our selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report.

        Our historical results do not necessarily indicate results expected for any future periods.

	For the year ended December 31,
	2011		2012		2013		2014		2015
	RMB'000%		RMB'000%		RMB'000%		RMB'000%		RMB'000	US$'000%
	(in RMB'000 or US$'000, except percentages and number of shares and per share and per ADS data)
Selected Consolidated Statements of Income (Loss) Data:
Product revenue	1,458,891	99.6	4,321,138	99.7	10,321,836	99.1	22,685,111	98.1	39,409,961	6,083,850	98.0
Other revenue	5,487	0.4	12,873	0.3	98,958	0.9	444,202	1.9	793,251	122,457	2.0

Total net revenues	1,464,378	100.0	4,334,011	100.0	10,420,794	100.0	23,129,313	100.0	40,203,212	6,206,307	100.0
Cost of goods sold(1)	(1,184,958)	(80.9)	(3,366,688)	(77.7)	(7,916,298)	(76.0)	(17,378,044)	(75.1)	(30,306,723)	(4,678,552)	(75.4)

Gross profit	279,420	19.1	967,323	22.3	2,504,496	24.0	5,751,269	24.9	9,896,489	1,527,755	24.6
Operating expenses(2):
Fulfillment expenses(3)	(293,197)	(20.0)	(604,430)	(13.9)	(1,214,945)	(11.7)	(2,268,949)	(9.8)	(3,667,031)	(566,092)	(9.1)
Marketing expenses	(98,337)	(6.7)	(202,091)	(4.7)	(457,562)	(4.4)	(1,164,149)	(5.0)	(2,089,348)	(322,540)	(5.2)
Technology and content expenses	(35,564)	(2.4)	(91,701)	(2.1)	(248,128)	(2.4)	(670,998)	(2.9)	(1,076,520)	(166,186)	(2.7)
General and administrative expenses	(545,254)	(37.3)	(159,943)	(3.7)	(306,749)	(2.9)	(967,463)	(4.2)	(1,301,472)	(200,913)	(3.2)

Total operating expenses	(972,352)	(66.4)	(1,058,165)	(24.4)	(2,227,384)	(21.4)	(5,071,559)	(21.9)	(8,134,371)	(1,255,731)	(20.2)
Other income	3,637	0.2	16,052	0.4	53,486	0.5	153,977	0.6	308,431	47,614	0.8

(Loss) income from operations	(689,294)	(47.1)	(74,791)	(1.7)	330,598	3.1	833,687	3.6	2,070,549	319,638	5.2
(Loss) income before income tax and share of loss of affiliates	(691,574)	(47.2)	(54,892)	(1.3)	435,152	4.1	1,060,341	4.6	2,050,520	316,547	5.1
Income tax expenses	—	—	(4,422)	(0.1)	(113,932)	(1.1)	(245,032)	(1.0)	(457,745)	(70,664)	(1.1)
Share of loss of affiliates	—	—	—	—	—	—	(62,716)	(0.3)	(84,063)	(12,977)	(0.2)

Net (loss) income	(691,574)	(47.2)	(59,314)	(1.4)	321,220	3.0	752,593	3.3	1,508,712	232,906	3.8
Deemed dividend on issuance of Series A Preferred Shares	(317,286)	(21.7)	—	—	—	—	—	—	—	—	—
Net (loss) income attributable to ordinary shareholders	(1,008,860)	(68.9)	(59,314)	(1.4)	321,220	3.0	752,593	3.3	1,508,712	232,906	3.8

Net loss attributable to non-controlling interests	—	—	—	—	—	—	(88,693)	(0.3)	(80,953)	(12,497)	(0.2)

Net (loss) income attributable to our shareholders	(1,008,860)	(68.9)	(59,314)	(1.4)	321,220	3.0	841,286	3.6	1,589,665	245,403	4.0

Shares used in calculating earnings per share
Class A and Class B ordinary shares(4):
—Basic	46,225,574		88,849,206		108,962,637		113,310,682		115,736,092	115,736,092
—Diluted	46,225,574		88,849,206		115,495,173		120,227,584		120,168,063	120,168,063
Net earnings per Class A and Class B ordinary share
Net (loss) income attributable to our shareholders—Basic	(21.82)	—	(0.67)	—	2.95	—	7.42	—	13.74	2.12	—
Net (loss) income attributable to our shareholders—Diluted	(21.82)	—	(0.67)	—	2.78	—	7.00	—	13.23	2.04	—
Net earnings (loss) per ADS(5) (1 Class A ordinary share equals to 5 ADSs)
—Basic	(4.36)	—	(0.13)	—	0.59	—	1.48	—	2.75	0.42	—
—Diluted	(4.36)	—	(0.13)	—	0.55	—	1.40	—	2.65	0.41	—

(1)
Excluding shipping and handling expenses, and including inventory write down which amounted to RMB10.9 million, RMB76.2 million, RMB205.4 million, RMB218.1 million and RMB293.9 million (US$45.4 million) for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

(2)
Including share-based compensation expenses as set forth below:

	For the year ended December 31,
	2011	2012	2013	2014	2015
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	US$'000
Allocation of share-based compensation expenses:*
Fulfillment expenses	1,915	1,834	4,432	10,822	18,665	2,882
Marketing expenses	1,189	1,059	2,342	17,293	19,938	3,078
Technology and content expenses	4,703	5,618	20,117	103,160	126,274	19,493
General and administrative expenses	468,803	39,061	49,614	94,219	138,064	21,313

Total	476,610	47,572	76,505	225,494	302,941	46,766

*
The share-based compensation expenses for 2011 included (a) RMB412.0 million in share-based compensation expenses in connection with the unvested shares of our co-founders; (b) RMB40.0 million in shared-based compensation expenses in connection with a transfer of ordinary shares between our co-founders; and (c) RMB24.6 million share-based compensation expenses in connection with share options granted to executive officers and employees. In addition, unrecognized share-based compensation expenses as of December 31, 2011 were RMB127.7 million, which were related to the unvested share options granted to our executive officers and employees. The unrecognized share-based compensation expenses were expected to be recognized over a weighted average period of 3.06 years on a straight-line basis as of December 31, 2011. The share-based compensation expenses for 2012 included RMB47.6 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and a consultant. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB90.8 million and RMB13.2 million, and were expected to be recognized over a weighted average period of 2.45 years and 3.62 years on a straight-line basis as of December 31, 2012, respectively. The share-based compensation expenses for 2013 included RMB76.5 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and a consultant. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB91.5 million and RMB106.9 million, and were expected to be recognized over a weighted average period of 2.09 years and 3.26 years on a straight-line basis as of December 31, 2013, respectively. The share-based compensation expenses for 2014 included RMB225.5 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and consultants. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB29.4 million and RMB598.2 million, and were expected to be recognized over a weighted average period of 1.34 years and 3.20 years on a straight-line basis as of December 31, 2014, respectively. The share-based compensation expenses for 2015 included RMB302.9 million (US$46.8 million) share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and consultants. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB6.9 million (US$1.1 million) and RMB914.0 million (US$141.1 million), and were expected to be recognized over a weighted average period of 1.02 years and 2.97 years on a straight-line basis as of December 31, 2015, respectively. See "Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Share-based compensation" for details.
(3)
Including shipping and handling expenses, which amounted to RMB189.5 million, RMB337.5 million, RMB721.6 million, RMB1.17 billion and RMB1.71 billion (US$264.7 million) in the years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

(4)
Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(5)
Each ADS represents 0.2 Class A ordinary share, effective November 3, 2014. The computation of net earnings (loss) per ADS has been adjusted retrospectively for all periods presented to reflect this change.

	As of December 31,
	2011	2012	2013	2014	2015
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	US$'000
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	282,941	775,477	2,026,264	4,790,751	3,324,384	513,196
Total current assets	996,186	2,379,600	6,277,371	13,220,454	12,153,276	1,876,143
Total assets	1,053,821	2,485,294	6,489,929	16,951,041	20,035,522	3,092,952
Total liabilities	938,711	1,970,794	5,017,334	14,252,973	16,422,255	2,535,159
Total shareholders' equity	115,110	514,500	1,472,595	2,698,068	3,613,267	557,793
  •
  Capitalization and Indebtedness

        Not Applicable.

  •
  Reasons for the Offer and Use of Proceeds

        Not Applicable.

  •
  Risk Factors

Risks Relating to Our Business and Industry

Our relatively limited operating history makes it difficult to evaluate our business and prospects.

        We commenced operations in August 2008 and have a relatively limited operating history. We have experienced growth at mixed rates since our inception. As of December 31, 2015, we had attracted 190.1 million registered members and over 50 million cumulative customers, and had promoted and sold products for over 17,000 domestic and international brands cumulatively. Our total net revenues increased from RMB10.42 billion in 2013 to RMB23.13 billion in 2014 and to RMB40.20 billion (US$6.21 billion) in 2015. However, our historical growth rate may not be indicative of our future performance. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past. It is also difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets, such as the online discount retail market, may be exposed. You should consider our prospects in light of the risks and uncertainties fast-growing companies with a limited operating history may encounter.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

        We have experienced a period of growth and expansion that has demanded, and will continue to demand, significant financial and managerial resources. We plan to further increase our sales through enhancing our brand recognition, growing our customer base and increasing customer spending on our website.

        We intend to continue investing in our logistics network and warehousing capacity to support our long-term growth. To further improve our nationwide fulfillment capabilities, we plan to add more logistics centers and warehouses in strategic locations in China to strengthen our regional logistics hubs. However, we cannot assure you that we will be able to execute our expansion plan as expected. Our rapid expansion requires us to continue to effectively manage our relationships with brand partners and in-house and third-party delivery companies to ensure efficient and timely delivery of our products. To continue our business growth, we will also need to allocate significant managerial and financial resources in retaining, training, managing and motivating our workforce.

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

        Furthermore, we have launched new business initiatives in Internet finance, such as consumer financing, supply chain financing and wealth management services, and plan to develop and expand these business initiatives further. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have limited experience in operating an Internet finance business, and increasing exposure to credit risks or significant deterioration in the asset quality of our Internet finance business may materially and adversely affect our business, financial condition and results of operations." and "Item 4. Information on the Company—B. Business Overview—Our Product and Service Offerings—Other Services."

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

        Our future growth depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences have historically affected, and will continue to affect, the online retail industry. Consequently, we must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers. As we implement our strategy to offer a personalized web-interface focusing on deep curation and targeted offerings desired by our customers, we expect to face additional challenges in the selection of products and services. Our ability to offer individually-tailored merchandise is dependent on our IT systems, including our big data and business intelligence system, to collect and provide accurate and reliable information on consumer interests. In addition, we are focused on only offering authentic products on our website, as perception by our customers or prospective customers that any of our products are not authentic, or are lacking in quality, could cause our reputation to suffer. This is particularly important for cosmetics products, which we expect to account for an increasing proportion of our revenues, for which we do not accept returns once a product has been opened. While our company's representatives generally check the products that we sell to confirm their authenticity, quality and proper labeling, there can be no assurance that our suppliers have provided us with authentic products or that all products that we sell are of the quality expected by consumers. If our customers cannot find desired products within our product portfolio at attractive prices, or if our reputation for selling authentic, high-quality product suffers, our customers may lose interest in our website and thus may visit our website less frequently or even stop visiting our website altogether, which in turn, may materially and adversely affect our business, financial condition and results of operations.

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

  •
  maintain the efficiency, reliability and quality of our fulfillment services; and

  •
  preserve our reputation and goodwill in the event of any negative media publicity on Internet security, product quality or authenticity issues affecting us or other online retail businesses in China.

        A public perception that non-authentic or counterfeit goods are sold on our website, even if factually incorrect, could damage our reputation, reduce our ability to attract new customers or retain our current customers, and diminish the value of our brands. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we fail to manage our relationships with, or otherwise fail to procure products at favorable terms from, our existing brand partners, or if we fail to attract new brand partners, our business and growth prospects may suffer.

        We source our products from both domestic and international brand partners. As of December 31, 2013, 2014 and 2015, we worked with 4,287, 7,110 and 8,505 brand partners, respectively. We depend significantly on our ability to source products from brand partners at favorable pricing terms, typically at a substantial discount to the original sales price. However, our agreements do not ensure the long-term availability of merchandise or the continuation of particular pricing practices. Our contracts with our brand suppliers typically do not restrict the brand partners from selling products to other buyers. We cannot assure you that our current brand partners will continue to sell products to us on commercially acceptable terms, or at all. In the event that we are not able to purchase merchandise at favorable pricing terms, our revenues, profit margin and earnings may be materially and adversely affected. Our brand partners primarily include brand owners, and to a lesser extent, brand distributors and resellers. In the event any brand distributor or reseller does not have authorization from the relevant brand owner to sell certain products to us, such brand distributor or reseller may cease selling such products to us at any time, which may adversely affect our business and revenues. Furthermore, although as an online distributor, we are not required to obtain customs clearance or other related permits as to the sale of imported products, we are required under the relevant PRC laws to check whether our brand partners who have imported such products have obtained the requisite import related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. If any of our brand partners has not paid the required import tariffs, fails to obtain clearance from the customs or inspection and quarantine bureaus or fails to meet the product labeling or other government mandated specifications, and sold such imported products to us, we may be subject to fines, suspension of business, as well as confiscation of unlawfully sold products and the proceeds from such sales, depending on the nature and gravity of such liabilities.

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

We rely on our invested and in-house last mile delivery capabilities and third-party delivery services for our product delivery, and if we or such third-party delivery services fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

        Leveraging our continued and committed investment in quality delivery companies and build-out of in-house delivery capabilities and warehousing systems with almost nationwide coverage over the years, we now rely primarily on our invested and in-house last mile delivery capabilities and, to a lesser extent, on third-party delivery services to fulfill our product delivery demand. In 2015, our invested and in-house last mile delivery capabilities handled approximately 80% of our total orders. Nevertheless, we still maintain cooperation arrangements with a number of third-party delivery companies, particularly regional and local couriers which have a smaller scale of operations instead of nation-wide delivery companies, to supplement our invested and in-house capabilities to deliver our products. Interruptions to or failures in delivery services could prevent the timely or proper delivery of our products. These interruptions may be due to events that are beyond our control or the control of these third-party delivery services, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. Moreover, if these third-party delivery services fail to comply with applicable rules and regulations in China, reputation of our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all, to replace such third-party delivery services to the extent necessary. As competition intensifies in the future, we expect that we will be required to further shorten delivery time, which could place increasing pressure on our delivery network. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of our invested and in-house last mile delivery capabilities or the couriers we engage to make deliveries, especially those local couriers with relatively small business scales. Furthermore, we may face additional challenges in managing our relationship with third-party delivery companies as a result of our continuing expansion of in-house delivery operations and capacities.

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

        The online discount retail market is rapidly evolving and competitive. Our primary competitors include major B2C e-commerce companies in China that sell a broad range of products and services online, such as Alibaba, JD.com, Jumei and Dangdang, and other online discount retail companies in China. We compete with others based on a number of factors, including:

  •
  ability to identify products in demand among consumers and source these products on favorable terms from brand suppliers;

  •
  pricing;

  •
  breadth and quality of product offerings;

  •
  website features;

  •
  customer service and fulfillment capabilities; and

  •
  reputation among consumers and brands.

        Some of our current and potential competitors may have significantly greater resources, longer operating histories, larger customer bases and greater brand recognition. As the online discount retail market in China is expected to grow, many new competitors and some existing B2C e-commerce companies may enter into this market. In addition, other online retailers may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from brand partners, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website and systems development than us. In addition, new and enhanced technologies may increase the competition in the online retail industry. Increased competition may negatively affect our business development, online retail and brand recognition, which may in turn affect our market share and operating margins. We can provide no assurance that we will be able to compete effectively against our competitors, and competitive pressure may have a material adverse effect on our business, prospects, financial condition and results of operations.

We had incurred net losses and experienced negative cash flow from operating activities in historical periods and may incur net losses in the future.

        We had incurred net losses in historical periods. Although we have achieved net profit since the fourth quarter of 2012, we cannot assure you that we can continue to generate net profits or maintain positive cash flow from operating activities in the future. Our ability to be profitable depends on our ability to grow our business and increase our total net revenues and our ability to control our costs and operating expenses. Although we have experienced significant revenue growth since our inception, such growth may not be sustainable and we may continue to incur net losses in future periods or fail to maintain positive cash flow from operating activities. We have incurred in the past and expect to continue to incur in future periods share-based compensation expenses and we expect our costs and other operating expenses to continue to increase as we expand our business, either of which will reduce our net income and may result in future losses. If our costs and operating expenses continue to increase without a commensurate increase in our revenue, our business, financial condition and results of operations will be negatively affected, and we may need additional capital to fund our continued operations. In addition, in February 2014, we acquired a 75% equity interest in Lefeng from its parent company Ovation Entertainment Limited, or Ovation. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Lefeng and Ovation." Ovation's online platform business has incurred net losses both historically and after our acquisition. Such acquired online platform business may continue to incur net losses and as a result, may have a material adverse effect to our business, financial condition and results of operations.

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

        We recorded RMB205.4 million, RMB218.1 million and RMB293.9 million (US$45.4 million) in inventory write-downs in the years ended December 31, 2013, 2014 and 2015, respectively. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. In addition, in October 2010, when we were in the process of implementing our new IT systems, improving our inventory count procedures and relocating our warehouse, some of our inventory stock items were not properly recorded in the inventory ledger, resulting in discrepancies between the inventory ledger and our actual inventory stock. We recorded write-downs of such discrepancies. While we have implemented policies to reduce the risk of such discrepancies occurring again, we cannot guarantee that these discrepancies will not occur in the future.

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

        Purchases of apparel, fashion accessories and other items over the Internet may be subject to higher return rates than merchandise sold at physical stores. We currently implement a unified seven-day product return policy for purchases via both vip.com and lefeng.com in order to accommodate our customers and to overcome any hesitance that they may have in shopping on our websites. Our product return rates increased slightly from 2013 to 2015. If we are unable to efficiently manage our product return rates within an appropriate range relative to our sales volume, or if our product return rates increase or are higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rates for such products increase significantly, we may experience an increase in our inventory balance, inventory impairment and fulfillment cost, which may materially and adversely affect our working capital. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We rely on online retail of apparel products for a significant portion of our total net revenues.

        Historically, online retail sales of apparel products accounted for a significant portion of our total net revenues. We expect that sales of these products will continue to grow and represent a significant portion of our total net revenues in the near future. We have increased our offerings to include other product categories, including fashion products, cosmetics and home goods, baby and mother products, accessories, wellness products, as well as leisure travel packages and other lifestyle products, and expect to continue to expand our product offerings to gradually diversify our revenue sources in the future. However, the sales of these new products and services may not increase to a level that would reduce our dependence on our current line of products and services. Any failure in maintaining or increasing the number of our online retail customers or our sales volumes could result in our inability to retain or capture a sufficient share of the new markets that we are targeting. Any event that results in a reduction in our sales of apparel products could materially and adversely affect our ability to maintain or increase our current level of revenue, our profitability and business prospects.

We have been expanding our logistics network. If we are not able to manage such expansion successfully, our growth potential, results of operations and business could be materially and adversely affected.

        Our logistics network, currently consisting of regional logistics hubs located in Guangdong Province in Southern China, Kunshan of Jiangsu Province in Eastern China, Jianyang of Sichuan Province in Western China, Tianjin in Northern China, and Ezhou of Hubei Province in Central China, is essential to our business growth. We have used and intend to continue using a portion of the proceeds from the follow-on public offering of ADSs that we completed in March 2013, or the 2013 offering, and the public offering of 1.50% convertible senior notes due 2019 that we completed in March 2014, or the 2014 offering, to expand our logistics network to accommodate increasing volumes of customer orders, enhance customer services, provide better coverage across China, invest in IT system and mobile channel, and other general purposes. As part of our expansion plan, we expect to add more logistics centers to strengthen our regional logistics hubs and further develop our invested and in-house last mile delivery capabilities in the future. However, we cannot assure you that our plans to operate our own logistics centers and delivery operations will be successful. The expansion of our logistics network will put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plan. Nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plan. If we are unable to secure new facilities for the expansion of our logistics operations, or to effectively control expansion-related expenses, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Uncertainties regarding the growth and sustained profitability of the online retail market in China, and in particular, the development of the online flash sales business model, could adversely affect our business, prospects, financial condition and results of operations.

        Substantially all of our total net revenue is generated through an online retail business model, and in particular, an online flash sales business model. While online retail businesses have existed in China since the 1990s, only a limited number of these companies become profitable. The flash sales business model originated in Europe in 2001 and then spread to the United States. The business model was not introduced to China until a few years ago. The long term viability and prospects of the online retail industry, particularly companies utilizing an online flash sales business model, and B2C e-commerce business generally in China, remain untested and subject to significant uncertainty. Our business, financial condition and results of operations will depend on numerous factors affecting the development of the online flash sales business and, more broadly, the online retail and e-commerce businesses in China, which may be beyond our control. These factors include the general economic conditions in China, the growth of Internet usage, the confidence in and level of e-commerce and online spending, the emergence of alternative retail channels or business models, the success of marketing and brand building efforts by e-commerce and flash sales companies, and the development of payment, logistics, after-sale and other services associated with e-commerce and flash sales.

The proper functioning of our IT systems is essential to our business. Any failure to maintain the satisfactory performance, security and integrity of our website and systems will materially and adversely affect our business, reputation, financial condition and results of operations.

        Our IT systems mainly include technology infrastructure supporting our vip.com and lefeng.com user-interface websites, as well as our customer service, enterprise resource planning, warehouse and logistics management, product information management, business intelligence and administration management systems. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain customers and our ability to maintain a satisfactory customer experience and level of customer service.

        Our servers may be vulnerable to computer viruses, user traffic boom that exceeds the capacity of our servers, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We have experienced one instance of system failure in January 2013 caused by unexpectedly large user traffic during a discount campaign, which was subsequently resolved. We did not have material system failure in 2015.

        Additionally, we have used and expect to continue using a portion of the proceeds of the 2013 offering and the 2014 offering to upgrade and improve our IT systems to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future IT systems do not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn, could materially and adversely affect our business, financial condition and results of operations.

If we fail to successfully adopt new technologies or adapt our websites, mobile applications and systems to changing customer requirements or emerging industry standards, our business, financial condition and results of operations may be materially and adversely affected.

        To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites and mobile applications. The online retail industry is characterized by rapid technological evolution, changes in end user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers, and respond to technological advances and emerging industry standards and practices, such as mobile Internet, on a cost-effective and timely basis. The development of websites, mobile applications and other proprietary technology entails significant technical and business risks. We can provide no assurance that we will be able to use new technologies effectively or adapt our websites, mobile applications, proprietary technologies and transaction-processing systems to meet customer requirements or emerging industry standards. If we are unable to accurately project the need for such system expansion or upgrade or to adapt our systems in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We have limited experience in operating an Internet finance business, and increasing exposure to credit risks or significant deterioration in the asset quality of our Internet finance business may materially and adversely affect our business, financial condition and results of operation.

        Over the past few years, we have started to participate in the emerging Internet finance sector in China. We have launched several Internet financial service products, such as consumer financing, supply chain financing and wealth management services, and plan to develop and expand these businesses further in the future. Operating and expanding in this emerging business sector involves new risks and challenges. For certain financial service products, we have committed or will commit our own capital. Our lack of familiarity with the Internet finance sector may make it difficult for us to anticipate the demands and preferences in the market and develop financial service products that meet the requirements and preferences. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to our customers in a timely and cost-effective manner, or our customers may be disappointed in the returns from financial service products that we offer. Additionally, our account receivables may increase due to the credit we extend for our financial service products, in turn increasing our exposure to bad debts. Although default rate remained low since we launched these services not long ago, the risk of nonpayment of loans is inherent in the financing business and we are subject to credit risk resulting from defaults in payment for loans by our suppliers and customers. Credit risks may be exacerbated in microcredit and consumer financing because there will be relatively limited information available about the credit histories of consumers. We cannot assure you that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our Internet finance business. Deterioration in the overall quality of loan portfolio and the increasing exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global finance sectors, which may materially and adversely affect our businesses, operations or liquidity of our suppliers and consumers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our Internet finance business and significant increase in associated credit risks may materially and adversely affect our business, financial condition and results of operations.

Our wide variety of accepted payment methods subject us to third-party payment processing-related risks.

        We accept payments using a variety of methods, including cash on delivery, bank transfers, online payments with credit cards and debit cards issued by major banks in China, payment through third-party online payment platforms, such as alipay.com and tenpay.com. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud, customer data leakage and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. We rely on third parties to provide payment processing services. For example, we use third-party delivery companies for our cash on delivery payment options. If these companies become unwilling or unable to provide these services to us, or if their services quality deteriorates, our business could be disrupted. We may also be subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

The security of operations of, and fees charged by, third-party online payment platforms may have material and adverse effects on our business.

        Currently, we accept payments through third-party online payment platforms, such as alipay.com and tenpay.com. In 2015, more than 70% of our total orders were collected through online payment platforms, and third-party online payment platforms continue to contribute significantly. We expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment platforms. In all these online payment transactions, secured transmission of confidential information such as customers' credit card numbers and personal information over public networks is essential to maintain consumer confidence.

        We do not have control over the security measures of our third-party online payment vendors, and security breaches of the online payment platforms that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment platforms that we use. If a well-publicized Internet or mobile network security breach were to occur, users concerned about the security of their online financial transactions may become reluctant to purchase on our websites even if the publicized breach did not involve the online payment platforms or other methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment platforms. If any of the above with respect to any third-party online payment vendors were to occur and damage our reputation or the perceived security of the online payment platforms we use, we may lose customers and customers may be discouraged from purchasing on our websites, which may have an adverse effect on our business.

        In addition, there are currently only a limited number of third-party online payment platforms in China, such as alipay.com and tenpay.com. If any of these major online payment platforms decides to significantly increase the percentage fee charged on us for using the relevant online payment platform, our results of operations may be materially and adversely affected.

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

We may incur liability for counterfeit or unauthorized products sold or information posted on our websites.

        We have been and may continue to be subject to allegations that some of the items sold on our vip.com website are counterfeit or unauthorized from the relevant brand owners. In addition, lefeng.com, the online retail website owned by Lefeng in which we acquired a 75% equity interest in February 2014, has also been subject to allegations that some of the items sold on the website are counterfeit or unauthorized from the relevant brand owners. As of December 31, 2013, 2014 and 2015, we worked with 4,287, 7,110 and 8,505 brand partners, respectively, via the vip.com platform. We can provide no assurance that measures we have adopted in the course of sourcing such products to ensure their authenticity or authorization and to minimize potential liability of infringing third parties' rights will be effective. Any inadvertent sales of counterfeit, non-authentic or unauthorized items, or public perception of such incidents, could harm our reputation, impair our ability to attract and retain customers and cause us to incur additional costs to respond to any incident of this nature. In the event that counterfeit products, unauthorized products or products, images, logos or any other information that otherwise infringe third parties' rights are sold or posted on our websites, we could also face infringement claims. We have occasionally received claim letters alleging our infringement of third-party rights. In December 2015, we received various consumer complaints about non-authentic Maotai liquor purchased during our annual promotion and confirmed that one of our vendors supplied non-authentic Maotai liquor sold on our websites. We discontinued cooperation with the vendor and voluntarily paid over RMB40 million to compensate the customers who had purchased such non-authentic Maotai liquor. We cannot assure you that in the future, we will not be required to allocate significant resources and incur material expenses regarding such claims. We may need to pay substantial amount of compensation to settle similar claims without involving in any legal proceedings, and could be required to pay substantial damages or to refrain from the sale of relevant products in the event that a claimant prevails in any proceedings against us. Forms of potential liabilities under PRC law if we negligently participated or assisted in infringing activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation and administrative penalties. Moreover, our reputation could be negatively affected due to the negative publicity of any infringement claim against us. Any third-party claims may have a material adverse effect on our business, prospects, financial condition and results of operations.

Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

        A significant challenge to e-commerce and communications is the secure transmission of confidential information over public networks. Currently, all product orders and, in some cases, payments for products we offer, are made through our websites and systems. In such transactions, maintaining security on our websites and systems for the transmission of confidential or private information, such as customers' personal information, payment related information and transaction information, is essential to maintain consumer confidence in our websites and systems.

        We have adopted rigorous security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers' visits on our websites. Such individuals or entities obtaining our customers' confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases on our websites. Furthermore, our third-party delivery companies may also violate their confidentiality obligations and disclose or use information about our customers illegally. Although we do not believe that we will be held responsible for any such illegal activities, any negative publicity on our websites' safety or privacy protection mechanism and policy could have a material adverse effect on our public image and reputation.

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

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners and others, to protect our proprietary rights. As of December 31, 2015, we own 663 registered trademarks, copyrights to 43 software products developed by us relating to various aspects of our operations, and 232 registered domain names that are material to our business, including vip.com and vipshop.com. See "Item 4.B. Information on the Company—Business Overview—Intellectual Property."

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

        Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increasing expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

        In addition, although we have no current acquisition plans, we may consider entering into strategic acquisition of other companies, businesses, assets or technologies that are complementary to our business and operations as part of our growth strategy. For example, we acquired a 75% equity interest in Lefeng from Ovation, in February 2014. Lefeng owns and operates the online retail business conducted through lefeng.com, an online retail website specialized in selling cosmetics and fashion products in China. The total consideration paid by us for the acquisition is approximately US$132.5 million, including cash payment and financing in connection with assumed liabilities. Subsequently in the same month, we acquired a 23% equity interest, on a fully diluted basis, in Ovation for a total consideration of approximately US$55.8 million pursuant to a share purchase and subscription agreement with Ovation and some of its existing shareholders. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. The costs of identifying and consummating acquisitions may be significant. We may also incur significant expenses in obtaining approvals from shareholders and relevant government authorities in China and elsewhere in the world. Our failure to consummate acquisitions could also require us to pay certain pre-negotiated fees and expenses. Acquired businesses or assets may not generate expected financial results and may have historically incurred and continue to incur losses. In addition, acquisitions could also require the use of substantial amount of cash, issuance of equity or debt securities, incurrence of significant goodwill and related impairment charges, amortization expenses for intangible assets and exposure to potential unknown liabilities of the acquired businesses or assets, including liabilities as the result of historical actions of the acquired businesses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Any interruption in the operation of our regional logistics hubs or data centers for an extended period may have an adverse impact on our business.

        Our ability to process and fulfill orders accurately and provide high quality customer service depends on the efficient and uninterrupted operation of our current five regional logistics hubs and our self-owned servers located in data centers operated by major PRC Internet datacenter providers. Our regional logistics hubs and data centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins, earthquake, human error and other events. We have developed a disaster tolerant system which includes real-time data mirroring, daily off-line data back-up and redundancy and load balancing. However, we do not carry business interruption insurance. The occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

        Risks associated with our business and operations include, but are not limited to, damage to properties due to fire, explosions and other accidents, business interruption due to power shortages or network failure, product liability claims, transportation damages, losses of key personnel and risks posed by natural disasters including storms, floods and earthquakes, any of which may result in significant costs or business disruption. We have maintained insurance coverage we consider necessary and sufficient for our business, and customary for the industry in which we operate, including all risk property insurance covering our equipment, facilities, inventories and other properties. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third- party liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss to be sustained or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

        Some of our landlords do not have proper ownership certificates for the properties we lease, or have other restrictions on their ownership of the properties. In particular, our office in Guangzhou is located on land allocated by local government, and the landlord has not obtained the relevant governmental approvals for leasing the premises. Some of our leased properties were mortgaged by the owners to third parties before we entered into lease agreements with them, and if such owners fail to perform their obligations secured by such properties and the mortgage is enforced by the third parties, we may be unable to continue to lease such properties and may be forced to relocate. In addition, most of our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by the PRC law. According to PRC laws, rules and regulations, failure to register a lease agreement will not affect its effectiveness between the tenant and the landlord. However, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 (US$1,544) each for such failure to register the lease. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities or any third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged by the governmental authorities or third parties alleging ownership of such properties. In the event that our use of properties is successfully challenged, we may be forced to relocate the affected operations. We can provide no assurance that will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

        We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company's internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2015, as included in this annual report. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2015. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2015. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

        The global macroeconomic environment is facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014, and the slowdown of the Chinese economy since 2012. Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and online retail industry in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Any severe or prolonged slowdown in the global and/or Chinese economy could reduce our customers' expenditures for our products, which in turn may adversely affect our results of operations and financial condition. According to the National Bureau of Statistics of China, in 2015, the growth rate of China's gross domestic product, or GDP, was 6.9%, and it is uncertain whether this economic slowdown will continue into 2016 and beyond. The online retail industry is particularly sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in China's economy may lead to a reduced level of online purchasing activities, which could materially and adversely affect our business, financial condition and results of operations.

        Moreover, a slowdown in the global or China's economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors' confidence, which constitutes the basis of the credit markets. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the expansion of terrorist activities into Europe and other regions. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of Internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our websites.

        Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, provision of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide value-added telecommunication services, including commercial Internet content services and online data processing and transaction processing (operating e-commerce) services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting value-added telecommunication services (except for operating e-commerce), including commercial Internet content provision business. The Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain value-added telecommunication business operating licenses, or VATS Licenses, to conduct any value-added telecommunications business in China. Because commercial Internet content provision is a value-added telecommunication business, foreign-invested enterprises that plan to engage in Internet content provision business must obtain VATS Licenses for Internet content provision business, or the ICP Licenses. Meanwhile, the operators of online platforms that provide access to third-party merchants for sales of their products are also required to obtain a VATS License for online data processing and transaction processing (operating e-commerce) services, or the EDI License. Under the MIIT Circular, a domestic company that holds a VATS License, including the ICP License or EDI License, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

        We are a Cayman Islands company, and two of our PRC subsidiaries, namely Vipshop (China) Co., Ltd., or Vipshop China, and Lefeng (Shanghai) Information Technology Co., Ltd., or Lefeng Shanghai, are wholly foreign-owned enterprises, or WFOEs, under PRC law. To comply with PRC laws and regulations, we conduct operations of our websites in China through two sets of contractual arrangements: one set entered into by (a) Vipshop China, (b) Guangzhou Vipshop Information Technology Co., Ltd., or Vipshop Information, a consolidated affiliated entity, and (c) shareholders of Vipshop Information; and the other set entered into by (x) Lefeng Shanghai, (y) Tianjin Pinjian E-Commerce Co., Ltd. (formerly known as "Shanghai Pinjian E-Commerce Co., Ltd."), or Lefeng Information, a consolidated affiliated entity, and (z) shareholders of Lefeng Information. Because all shareholders of our consolidated affiliated entities are PRC citizens, our consolidated affiliated entities are therefore considered PRC domestic enterprises under PRC law. Our consolidated affiliated entity, Vipshop Information, holds an ICP License that is essential to the operation of our business. Another consolidated affiliated entity that we set up in mid-2014, Lefeng Information, carries out minimal online retail services at the current stage. In addition to its online retail business, as of the date of this annual report, Lefeng Information also provides, through

lefeng.com, online advertising services to third parties, which may be deemed as commercial Internet content provision services and require an ICP License. Lefeng Information currently does not hold an ICP License, and is in the process of applying for an ICP License. We currently do not hold an EDI License, and we are in the process of applying for such license. For a detailed description of these licenses and permits, see "Item 4.B. Information on the Company—Business Overview—Regulation." Each of our consolidated affiliated entities is a PRC limited liability company. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see "Item 4.C. Information on the Company—Organizational Structure."

        In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, each as described in this annual report, are in compliance with existing PRC laws, rules and regulations, and the contractual arrangements among (a) Vipshop China, (b) Vipshop Information, and (c) shareholders of Vipshop Information as one set and (x) Lefeng Shanghai, (y) Lefeng Information, and (z) shareholders of Lefeng Information as the other set, each as described in this annual report, are not in violation of any existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Particularly, in January 2015, the PRC Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. See also "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations." Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to or otherwise different from that of our PRC counsel.

        In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with VIE structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to VIE structures will be adopted or what they would provide. If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities, including the CSRC, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or our consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or our consolidated affiliated entities, shutting down our servers or blocking our websites, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering, 2013 offering or 2014 offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

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

        Because of PRC restrictions on foreign ownership of Internet-based businesses in China, we depend on contractual arrangements with our consolidated affiliated entities, in which we have no ownership interest, through our PRC subsidiaries to partly conduct our operations. These contractual arrangements, governed by PRC law, are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated affiliated entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. If we held controlling equity interest in our consolidated affiliated entities, we would be able to exercise our shareholder rights to effect changes to its board of directors, which in turn could implement changes at the management and operational level of the consolidated affiliated entities. However, under the current contractual arrangements, if our consolidated affiliated entities or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies, including arbitration and litigation, under PRC law, which may not be sufficient or effective. In particular, the contractual arrangements relating to Vipshop Information provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission South China Sub-Commission for arbitration, while the contractual arrangements relating to Lefeng Information provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission for arbitration. The ruling of such arbitration will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entities. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation, and we may not be able to consolidate the financial results of our consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

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

        Each of these shareholders of Vipshop Information is also a director of our company, and has a duty of care and a duty of loyalty to our company and to our shareholders as a whole under Cayman

Islands law. Under the contractual arrangements with Vipshop Information and its shareholders, (a) we may replace any such individual as a shareholder of Vipshop Information at our discretion, and (b) each of these individuals has executed a power of attorney to appoint Vipshop China or its designated third party to vote on their behalf and exercise shareholder rights of Vipshop Information. However, we cannot assure you that these individuals will act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will be resolved in our favor. These individuals may breach or cause Vipshop Information to breach the existing contractual arrangements. If we cannot resolve any conflicts of interest or disputes between us and any of these individuals, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

        The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China as well as the viability of our current corporate structure, corporate governance and business operations in many aspects.

        Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether an enterprise is considered a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, an FIE refers to an enterprise established in China pursuant to PRC laws that is wholly or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that an enterprise established in China without direct foreign equity ownership but "controlled" by foreign investors will be treated as an FIE. Once an enterprise falls within the definition of FIE, it may be subject to foreign investment "restrictions" or "prohibitions" set forth on a "negative list" to be separately issued by the State Council in the future. If a foreign investor proposes to establish an FIE to conduct business in an industry subject to foreign investment "restrictions" on the "negative list," the foreign investor must obtain market entry clearance by the MOFCOM before the proposed FIE can be established. Moreover, an FIE cannot conduct business in any industry subject to foreign investment "prohibitions" on the "negative list." However, during the market entry clearance process, the investor of an FIE may apply to the MOFCOM in writing to request that the FIE be treated as a PRC domestic enterprise, if the FIE is ultimately "controlled" by PRC entities and/or citizens. In this connection, "control" is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% of or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations.

        The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of Internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website." and "Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Vipshop Information." Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. Therefore, for any company with a VIE structure in an industry category that is on the "negative list," the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entity will be treated as an FIE and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

        It is likely that we might be considered as ultimately controlled by PRC entities and/or citizens, because, among others, Mr. Eric Ya Shen as a PRC citizen and his affiliates hold 16,510,358 Class B ordinary shares representing approximately 62.1% of our total voting power as of March 31, 2016. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to existing companies with VIE structure, whether or not these companies are controlled by PRC entities and/or citizens, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the online sales, e-commerce, and value-added telecommunications industries, in which our consolidated affiliated entities operate, will be subject to the foreign investment restrictions or prohibitions set forth on the "negative list" to be issued. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

If our PRC subsidiaries and consolidated affiliated entities fail to obtain and maintain the requisite assets, licenses and approvals required under PRC law, our business, financial condition and results of operations may be materially and adversely affected.

        Foreign investment and the Internet industry in China are highly regulated by the PRC government, and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. See "Item 4.B. Information on the Company—Business Overview—Regulation." Our PRC subsidiaries and our consolidated affiliated entities are required to obtain and maintain certain assets relevant to their businesses as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, our PRC subsidiaries and our consolidated affiliated entities may be required to obtain additional licenses. For instance, we currently do not hold an EDI License that is required to provide platform access to third-party merchants for their sales of product, and we are in the process of applying for an EDI License. Meanwhile, Lefeng Information is in the process of applying for an ICP License. In addition, we are in the process of applying for additional courier services operation permits and road transportation operation permits to expand the coverage of our courier services to areas other than those already covered under the permits we hold. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulation on Courier Services and Road Transportation Services."

Moreover, as we have launched various Internet finance businesses, we are also required to obtain and hold various licenses, permits or approvals that are required for the provision of those Internet finance services, and we may be required to obtain additional licenses, permits or approvals in case we further expand our Internet finance businesses in the future. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulation on Internet finance." However, we cannot assure you that we will obtain such licenses, permits or approvals in a timely manner, or at all, due to complex procedural requirements and policies. If we fail to obtain or maintain any of the required, assets, licenses or approvals, our continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal net revenue, fines and the discontinuation or restriction of our operations. Any such disruption in the business operations of our consolidated affiliated entities will materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

        Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued yet slowing economic growth in China as a whole.

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

        While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

        We conduct our business primarily through our PRC subsidiaries and our consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries, Vipshop China and Lefeng Shanghai, are FIEs subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to FIEs. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

        In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

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

        The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet-related businesses include, but are not limited to, the following:

  •
  We only have contractual control over our websites. We do not directly own our websites through our subsidiaries due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including Internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

  •
  There are uncertainties relating to the regulation of the Internet-related businesses in China, including evolving requirements for licenses and permits. Some of our licenses, permits, or operations may be subject to challenge by the PRC government, or we may fail to obtain licenses or permits that may be deemed necessary for our operations or we may not be able to obtain or renew certain licenses or permits. If we fail to maintain any of these required licenses or permits, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.

  •
  New laws and regulations may be promulgated to regulate Internet-related businesses in China, including online retail businesses and Internet finance businesses. Additional licenses or permits may be required for or stricter supervision may be imposed on our Internet-related businesses. If our operations do not comply with these new laws and regulations after they become effective, or if we fail to obtain any licenses or permits required under these new laws and regulations, we could be subject to penalties. We cannot assure you that we will be able to obtain all licenses and permits required for Internet-related businesses in a timely manner, or at all.

        The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China's regulation of Internet-related businesses.

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

        Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

        Because we have substantial operations within China and, without the approval of PRC authorities, the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our independent registered public accounting firm's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

If the settlement reached between the SEC and the "Big Four" China-based accounting firms, including the PRC affiliate of our independent registered public accounting firm, concerning the manner in which the SEC may seek access to audit work papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

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

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

        We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our subsidiaries' ability to distribute dividends is based upon their distributable earnings which are mainly derived from the payments for products and services from our consolidated affiliated entities. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our debt and equity offerings to make loans or additional capital contributions to our PRC subsidiaries in China.

        Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as approved by the MOFCOM or its local branches. Any medium or long term loan to be provided by us to our consolidated affiliated entities must be approved by the National Development and Reform Commission, or NDRC, and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our debt and equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        On August 29, 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within the PRC unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our public offerings of debt and equity securities within the business scopes of our PRC subsidiaries. SAFE Circular 142 may significantly limit our ability to transfer the net proceeds from the public offerings of debt and equity securities to our PRC subsidiaries or invest in or acquire any other companies in China. In November 2011, the SAFE promulgated SAFE Circular 45, which, among other things, restricts FIEs from using Renminbi funds converted from their registered capitals to provide entrusted loans or repay loans between non-financial enterprises. Violations of these circulars could result in severe monetary or other penalties. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. SAFE Circular 19 may significantly limit our ability to transfer to and use in China the net proceeds from our public offerings of equity securities, which may adversely affect our business, financial condition and results of operations.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

        Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People's Congress of China, or the NPC, on August 30, 2007 which became effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion (US$1.5 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$61.7 million) within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion (US$308.7 million) and at least two of these operators each had a turnover of more than RMB400 million (US$61.7 million) within China) must be cleared by the MOFCOM before they can be completed. We believe that the turnover of acquired business of Lefeng in 2013 is less than RMB400 million (US$61.7 million) within China and have not sought clearance from the MOFCOM, but we cannot assure you that the MOFCOM will not take a view contrary to ours. In addition, PRC national security review rules which became effective on September 1, 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

        Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 28, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

        All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37 by the end of 2015. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries' ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

        Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends and/or interest payable to investors that are non-resident enterprises, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends and/or interest are not effectively connected with such establishment or place of business, to the extent such dividends and/or interest are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares or notes by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within China. If we are deemed a PRC resident enterprise, dividends and/or interest paid on our ordinary shares or ADSs or notes, and any gain realized from the transfer of our ordinary shares or ADSs or notes, would be treated as income derived from sources within China and would as a result be subject to PRC taxation. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax Law and Individual Income Tax Law." Furthermore, if we are deemed a PRC resident enterprise, dividends and/or interest payable to investors that are non-PRC individual investors and any gain realized on the transfer of ADSs or ordinary shares or notes by investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares or notes would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends and/or interest payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ADSs or notes by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs or notes may be adversely affected.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

        On June 29, 2007, the Standing Committee of the NPC enacted the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign a non-fixed-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have a non-fixed term, with certain exceptions. The employer must pay severance to an employee where a labor contract is terminated or expires, with certain exceptions. In addition, the government has continued to introduce various new labor-related regulations after the effectiveness of the Labor Contract Law. Among other things, it is required that that annual leave ranging from five to 15 days be made available to employees and that the employee be compensated for any untaken annual leave days in the amount of three times of the employee's daily salary, subject to certain exceptions. As a result of these new regulations designed to enhance labor protection and increasing labor costs in China, our labor costs are expected to increase. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. We have not made adequate employee benefit payments as required under applicable PRC labor laws, but we have recorded accruals for the underpaid amounts in our consolidated financial statements. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. If we are subject to such penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

        The market price for our ADSs has fluctuated since we first listed our ADSs on the New York Stock Exchange, or the NYSE, on March 23, 2012. As of April 21, 2016 (starting from March 23, 2012), the trading price of our ADSs, as adjusted retrospectively for all periods presented to reflect the current ADS to Class A ordinary share ratio of five ADSs representing one Class A ordinary share effective on November 3, 2014, have ranged from US$0.41 to US$30.72 per ADS, and the last reported trading price on April 21, 2016 was US$13.45 per ADS.

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

        In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular company. The securities of some China-based, U.S.-listed companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these companies after their offerings may affect the attitudes of investors toward China-based, U.S.-listed companies, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, some negative news and perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure including the use of variable interest entities or other matters of other China-based, U.S.-listed companies have negatively affected the attitudes of investors towards China-based, U.S.-listed companies, including us, in general in the past, regardless of whether we have engaged in any inappropriate activities, and any news or perceptions with a similar nature may continue to negatively affect us in the future. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

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

        Sales of our ADSs, ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline and therefore adversely impact the value of the senior convertible notes we offered in the 2014 offering. As of the date of this annual report, we had 117,074,312 Class A and Class B ordinary shares outstanding, including 85,348,061 Class A ordinary shares represented by ADSs. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our "affiliates" without restriction or additional registration under the Securities Act.

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

        Our co-founder, chairman and chief executive officer, Mr. Eric Ya Shen, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2016, Mr. Eric Ya Shen beneficially owned approximately 62.1% of the aggregate voting power of our company. As a result, Mr. Eric Ya Shen has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and he may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

        Depending upon the market price of our ADSs and the nature of our assets and income over time, we could be classified as a "passive foreign investment company," or PFIC, for United States federal income tax purposes. Although the law in this regard is unclear, we treat our consolidated affiliated entities (and their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we combine these entities' operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliated entities (or their subsidiaries) for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

        Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, if, among other matters, our market capitalization declines, we may be a PFIC for the current or future taxable years. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

        If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in "Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations") would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. For more information see "Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Investment Company Considerations."

As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

        As a non-U.S. company with ADSs listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we may adopt certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE listing standards and we are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under the NYSE listing standards. However, we may adopt certain practices that are in compliance with the laws of the Cayman Islands, which may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers.

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

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, any adverse outcome of such cases, including any plaintiff's appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. Furthermore, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business, financial condition or results of operations. We were named as a defendant in two putative shareholder class action lawsuits filed in May and June 2015 respectively, which lawsuits were consolidated into one action and subsequently voluntarily dismissed without prejudice by the lead plaintiff on November 24, 2015. These putative shareholder class action lawsuits are described in "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation."

ITEM 4.    INFORMATION ON THE COMPANY

A
History and Development of the Company

Our Company

        We are a holding company incorporated in the Cayman Islands and conduct our business through our subsidiaries and consolidated affiliated entities in China. We started our operations in August 2008 when our founders established Vipshop Information in China. In order to facilitate foreign investment in our company, our founders incorporated Vipshop Holdings Limited, an offshore holding company in Cayman Islands, in August 2010. In October 2010, Vipshop Holdings Limited established Vipshop International Holdings Limited, or Vipshop HK, a wholly owned subsidiary, in Hong Kong. Subsequently, Vipshop HK established a wholly owned PRC subsidiary, Vipshop China, in January 2011.

        To support our regional business expansion, Vipshop China established a number of wholly owned PRC subsidiaries that focus on warehousing and logistics as well as product procurement over the years since 2011. As of December 31, 2015, we mainly rely on the following seven principal subsidiaries of Vipshop China to build up our regional logistics network:

  •
  Vipshop (Kunshan) E-Commerce Co., Ltd.

  •
  Vipshop (Jianyang) E-Commerce Co., Ltd.

  •
  Vipshop (Zhaoqing) E-Commerce Co., Ltd.

  •
  Vipshop (Tianjin) E-Commerce Co., Ltd.

  •
  Vipshop (Zhuhai) E-Commerce Co., Ltd.

  •
  Vipshop (Hubei) E-Commerce Co., Ltd.

  •
  Chongqing Vipshop E-Commerce Co., Ltd.

        Along with the growth of our mobile active customers and mobile service offerings, Vipshop China formed Guangzhou Pinwei Software Co., Ltd., or Pinwei Software, in 2012 as a research and development center to focus on our mobile product and solutions.

        On February 14, 2014, we acquired a 75% equity interest in Lefeng from its parent company Ovation. Before this acquisition, Lefeng had been a wholly-owned subsidiary of Ovation. To facilitate the acquisition, Ovation has restructured its online platform business conducted through lefeng.com, an online retail website specialized in selling cosmetics and fashion products in China, by transferring certain assets and liabilities, including domain names (which were subsequently transferred through Vipshop Information to Lefeng Information), trademarks, copyrights and employees that form part of the online platform business, to Lefeng. The total consideration paid by our company for the acquisition was approximately US$132.5 million including cash payment and financing in connection with assumed liabilities. On June 24, 2014, we and Ovation have each designated a PRC citizen, namely, Mr. Eric Ya Shen by us and Mr. Zhihui Yu by Ovation, to be the nominee shareholders and established Lefeng Information to operate our website lefeng.com.

        In connection with the acquisition, we and a subsidiary of Lefeng have entered into framework supply agreements with a PRC affiliate of Ovation, pursuant to which Ovation's PRC affiliate agreed to supply cosmetics, apparel, healthcare products, food and other consumer products developed under Ovation's proprietary brands exclusively to us for sale to consumers through vip.com, lefeng.com and other third-party websites. If our sales of Ovation products to consumers through vip.com, lefeng.com and other third-party websites in 2014 are less than RMB900 million (US$138.9 million), we would be required to purchase additional products from Ovation to the extent of the shortfall. We would be entitled to sales rebates depending on the amount of sales achieved for Ovation's proprietary brands after such sales exceed RMB900 million (US$138.9 million). These framework supply agreements were terminated by the parties thereof in January 2015.

        Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We, as a Cayman Islands company, and our PRC subsidiary, Vipshop China, as a WFOE, are both restricted from holding the licenses that are necessary for our online operation of vip.com in China. To comply with these restrictions, we conduct our online operations of vip.com principally through Vipshop Information, our consolidated affiliated entity in China. Vipshop Information operates our website vip.com and holds the licenses necessary to conduct our Internet-related operations of vip.com in China.

        See "Item 4.C. Information on the Company—Organizational Structure" for a diagram illustrating our corporate structure as of December 31, 2015.

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

        On February 21, 2014, we acquired a 23% equity interest, on a fully diluted basis, in Ovation for a total consideration of approximately US$55.8 million pursuant to a share purchase and subscription agreement with Ovation and certain of its existing shareholders. Through this strategic investment, we have gained access to a consistent supply of Ovation branded cosmetic products as well as Ovation's expertise in branding, marketing and research and development of proprietary products, which we expect would help promote our brand and support our efforts to expand our user base. In addition, as a result of our acquisition of this 23% equity interest in Ovation, as of the date of this annual report, we owned, directly or indirectly, on a fully diluted basis, a total of 80.51% equity interest in Lefeng. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Lefeng and Ovation" for a discussion on our loan arrangements entered into to finance our acquisitions of equity interests in Lefeng and Ovation.

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

        Our principal executive offices are located at No. 20 Huahai Street, Liwan District, Guangzhou, Guangdong 510370, the People's Republic of China. Our telephone number at this address is +86 (20) 2233-0000. Our registered office in the Cayman Islands is located at the office of International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1106, Cayman Islands. We also have three branches in Beijing, Shanghai and Shenzhen, China. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017. Our website is www.vip.com.

B
Business Overview

Overview

        We are a leading online discount retailer for brands in China. We offer high-quality branded products to consumers in China through flash sales mainly on our vip.com website. Flash sales represent an online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time. Since our inception in August 2008, we have attracted a large and growing number of consumers and popular brands. We had 190.1 million registered members and over 50 million cumulative customers, and promoted and sold products for over 17,000 popular domestic and international brands as of December 31, 2015.

        Our business model provides a unique online shopping experience for our customers. We offer new sales events daily with a curated selection of popular branded products at deeply discounted prices in limited quantities during limited time periods, creating the element of "thrill and excitement" associated with our unique customer shopping experience. Our strong merchandizing expertise enables us to select the brand composition and product mix of our daily sales events that appeal to our customers, who mostly consist of urban and educated individuals in China who are seeking lifestyle enhancements. We have built a highly engaged and loyal customer base that contributes to our sales growth, while also enabling us to attract new customers primarily through word-of-mouth referrals. A majority of our customers have purchased products from us more than once. Our total number of repeat customers was 6.1 million, 15.2 million and 24.4 million in 2013, 2014 and 2015, respectively, representing 64.1%, 62.4% and 66.6%, respectively, of the total number of our active customers during the same periods. Orders placed by our repeat customers accounted for 93.3%, 92.3% and 93.9%, respectively, of our total orders during the same periods.

        We are a preferred online flash sales channel in China for popular domestic and international brands. We believe that well-known and popular brands are attracted to our vip.com website and services because of our ability to monetize large volumes of their inventory in short periods of time, increase consumer awareness of their brands and products, reach potential customers throughout China, and fulfill their demand for customer data analysis and inventory management. Among the brands that have promoted and sold products on our vip.com website, substantially all of them have returned to pursue additional sales opportunities with us. To date, we have the exclusive rights to sell selected products from a cumulative of over 1,802 popular brands.

        We strive to optimize every aspect of our operations as we continue to grow our business. We generally have the right to return unsold items for most of our products to our brand partners. Our logistics operations and inventory management systems are specifically designed to support the frequent sales events on our vip.com website and handle a large volume of inventory turnover. We primarily use our invested and in-house last mile delivery capabilities and supplement with quality third-party delivery services to ensure reliable and timely delivery. In connection with our expansion into the Internet finance businesses, we offer consumer financing, supply chain financing and wealth management services to facilitate and refine shopping experience of our customers and strengthen cooperative relationship with our suppliers. We have developed our IT infrastructure to support the surge of visitor traffic to our vip.com website during the peak hours of our daily flash sales. We believe that our efficient operational and management systems combined with our robust IT infrastructure set a solid foundation for our continuing growth.

        We began our operations in August 2008 and have grown significantly since then. In 2013, 2014 and 2015, we fulfilled approximately 51.4 million, 118.0 million and 193.1 million customer orders, respectively, and we generated total net revenues of RMB10.42 billion, RMB23.13 billion and RMB40.20 billion (US$6.21 billion), respectively. In 2013, 2014 and 2015, we generated net income of RMB321.2 million, RMB752.6 million and RMB1.51 billion (US$232.9 million), respectively. Our net income in 2013, 2014 and 2015 reflected non-cash share-based compensation expenses in an aggregate amount of RMB76.5 million, RMB225.5 million and RMB302.9 million (US$46.8 million), respectively.

        PRC laws and regulations currently limit foreign ownership of companies that provide Internet-based services, including our online retail businesses and Internet finance businesses. To comply with these restrictions, we conduct our online operations principally through our consolidated affiliated entity, Vipshop Information. We face risks associated with our corporate structure, as our control over Vipshop Information is based upon contractual arrangements rather than equity ownership. See "Item 4.C. Information on the Company—Organizational Structure" and "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry."

Our Flash Sales Model

        Flash sales embody characteristics of value, quality and convenience that are well suited to brand-conscious consumers in China seeking quality goods at substantial discounts. Through our flash sales model, we sell limited quantities of deeply discounted branded products online for limited periods of time. We optimize the brand composition and product mix of our daily sales events based on our strong merchandizing expertise. As of December 31, 2015, we have offered diversified product offerings from over 17,000 popular domestic and international brands, including apparel for women, men and children, fashion goods, cosmetics, home goods and other lifestyle products. We carefully select well-known and popular mid-level to premium brands and products that appeal to a broad base of consumers with different purchasing powers throughout China. To foster customer confidence of purchasing quality products from our website, we provide limited product quality insurance for our products.

        We offer new daily sales events twice a day starting at 10 a.m. and 8 p.m. Beijing time, respectively, and our vip.com website experiences a surge of visitor traffic in the ensuing two hours as consumers are eager to purchase popular deals of the day before they are sold out. In 2015, during the peak hours of our daily sales, average hourly visitor traffic to our vip.com website was about two to three times higher than the hourly average number of unique visitors to the website per day during the month. To provide our customers with a greater opportunity to purchase featured discounted products, each customer is limited to purchasing two pieces of the same item and each shopping cart can only hold 20 items at one time, except for food products. Unpaid items in the shopping cart will be automatically returned to the available products pool in 20 minutes. Consequently, customers must make quick purchase decisions within a limited period of time, adding to the thrill of the experience.

Our Website and Mobile Applications

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

  •
  Daily Sales Events.  We launch new sales events twice a day at 10 a.m. and 8 p.m. Beijing time, respectively, and typically last for three to five days. Each sale item is available in limited quantities and remains on sale only while supplies last. We thoroughly plan in advance our daily sales events to offer a balanced and complementary mix of brands and products.

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

        We introduced mobile applications for the iPad™, iPhone™, Android™ and Symbian™ devices in 2011 to increase our customer stickiness and to further enhance customer engagement through mobile devices. As a result, the number of our mobile active customers increased from approximately 0.3 million in the first quarter of 2013 to 16.4 million in the fourth quarter of 2015. We believe that consumers' increasing reliance on mobile Internet through smartphones and other mobile devices presents opportunities for us to further enhance customer experience and increase customer stickiness.

        To diversify our offerings of products and brands that cater to individual preferences, we launched a variety of channels on our website such as a channel designated for promotion of chic and trendy branded products called Vipshop Beauty, a channel designed to sell furniture, upholstery, bed and bath, kitchen, home and electronics products called Vipshop Home, a channel designed to sell maternity, infant and children's products called Vipshop Kids, a channel designated for men's branded products called Vipshop Men, a channel designated for direct purchase of overseas branded products called Vipshop International, and a channel designated for consumer financing and insurance and wealth management services called Vipshop Finance. We believe that the introduction of these new channels provides brands meaningful alternatives to monetize their inventory quickly and to increase consumer awareness throughout China.

        Similar to vip.com, we offer a variety of products and services for consumers through lefeng.com, specializing in branded cosmetics, apparel, healthcare products, food and other consumer products.

        In addition to our websites, as of December 31, 2015, we have opened seven store outlets in the Guangzhou area and one near our Jianyang warehouse to sell certain clearance inventories. Sales through these stores have been immaterial for our business as a whole. We currently have no plans to expand into offline retail sales, except for the limited purpose of liquidating our clearance inventories. In 2015, we generated RMB17.6 million (US$2.7 million) gross revenues (including VAT) from offline retail stores.

Our Brand Partners

        Since our inception in August 2008, we have attracted a broad and diverse group of brands enabling our vip.com website to become the online shopping destination of choice for urban, fashion-oriented and value conscious consumers. Our brand partners include primarily brand owners, and to a lesser extent, brand distributors and resellers. In 2013, 2014 and 2015, we worked with 4,287, 7,110 and 8,505 brand partners, respectively. None of the brands accounted for more than 3% of our total revenues in 2013, 2014 and 2015. To date, substantially all of our brand partners have sought to pursue new sales opportunities with us. We believe that our ability to assist brands in effectively selling their inventory and in fulfilling their demand for marketing, customer data analysis and inventory management will attract new brands and build stronger ties with our existing brand partners.

Brand Selection and Procurement

Brand Selection

        We have implemented a strict and methodical brand selection process. Our merchandizing and production team, which consisted of approximately 1,600 members as of December 31, 2015, are responsible for identifying potential qualified brands based on our selection guidelines. We carefully select prospective brand partners, choosing to work only with those that are well-known and offer high quality or premium products that are popular among consumers in China, and that are willing to provide competitive prices and favorable payment credit and product return terms. We generally select brands that have an established network of stores in major department stores or shopping malls in China. We seek input from our customers in the brand selection process. Through our homepage, consumers can send us suggestions regarding the brands they would like to be able to purchase from us. Once a potential brand is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses and safety, sanitary and quality certifications, and trademark registration certificates and license agreements in relation to the branded products. This review process helps to ensure that we maintain a portfolio of brands with high quality standards and good reputation that can meet our customers' expectations.

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

Product Selection

        Our key management team members have extensive experience in the retail industry with insightful knowledge and understanding of consumers' needs and preferences. Before each flash sales event, we consider and analyze historical data, fashion trends, seasonality and customer feedback to project how many items of a particular product we should offer for the event. To maximize daily sales, we carefully plan our product mix to achieve a balanced and complementary product offering across different categories.

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

Inventory Management

        For brands where we have established long-term relationships, we typically do not pay any deposit on the products we purchase. For other brands, however, we generally pay a deposit ranging from 10% to 100% of the total price for each purchase order.

        We generally have the right to return unsold items within a period after the end of a sales event. We typically pay for the purchase order in installments with the last installment paid upon full settlement of the unsold items or returned products we receive from customers. We typically do not have the right to return the unsold products to the brand partners of certain types of products, such as certain sporting goods, cosmetic beauty products and cross-border products. For these products, we have been able to utilize our strong marketing expertise regarding customer preferences to achieve quick inventory turnover.

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

Our Product and Service Offerings

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

Pricing

        We price products on our vip.com website at significant discounts, typically ranging from 30% to 70% off the original retail price, which is one of the key elements in the "thrill and excitement" shopping experience that we create. Our attractive pricing is made possible by cost savings achieved through volume discounts that we receive, in particular for off-season or slower-moving inventory, and the absence of physical retail space and related overhead costs. We typically negotiate with our brand partners for prices that are competitive with those offered to other discount sales channels.

Other Services

        The significant scale of our business allows us to provide a variety of services to create value for our business partners and ultimately benefit our customers. Our Internet finance offerings include consumer financing, supply chain financing and wealth management services.

        Our consumer financing business went live during the fourth quarter of 2015, providing our customers with credit solutions to facilitate their shopping with us. Our customers may take advantage of the competitive instalment payment options available under Weipin Spend ( in Chinese), our instalment plan.

        Our developing supply chain financing business targets our suppliers' need of liquidity or optimization of financial statements. Wei Yidai ( in Chinese), our microcredit service, efficiently and conveniently provides secured and unsecured financing to our suppliers.

        Our wealth management services were introduced in December 2015. As of the date of this annual report, we offered insurance products under the brand Wei Duoli ( in Chinese), by providing sales channels to insurance companies on a commissioned basis. We also provided promotion and information services to a third-party investment fund manager in relation to its sales of money market fund products under the brand Weipin Bao ( in Chinese), by directing our customers to make purchases of investment fund products on a platform sponsored by such fund manager.

Payment, Fulfillment and Return

Payment

        We provide our customers with the flexibility to choose from a number of payment options. Our payment options include cash on delivery, bank transfers, online payments with credit cards and debit cards issued by major banks in China and payment through third-party online payment platforms, such as alipay.com and tenpay.com. Under the cash on delivery option, our third-party delivery service providers deliver products to customers' designated addresses and collect payment on site. As of December 31, 2015, we had built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in over 300 cities across China. This payment method not only provides our customers with a secure and convenient payment option, but also reduces our operating expenses as we can combine payment and delivery services by using the same third-party delivery service providers, without incurring additional fees. In addition, as most of our third-party delivery service providers are large and reputable companies in China and generally make cash deposits or guarantee payments to us in order to secure the performance of their duties, our payment collection risk is very limited.

Fulfillment

        We have established a logistics network and warehousing capacity with nationwide coverage. We have adopted a flexible logistics model supported by our robust and advanced warehouse management system. As of December 31, 2015, we delivered over 80% of our orders through our invested and in-house last mile delivery capabilities. Meanwhile, we use a mix of top delivery companies with nationwide coverage and quality regional or local couriers to ensure reliable and timely delivery.

  Logistics Network and Warehouse Management System

        Our logistics network consists of regional logistics hubs strategically located in Zhaoqing of Guangdong Province in Southern China, Kunshan of Jiangsu Province in Eastern China (which is within close proximity of Shanghai), Jianyang of Sichuan Province in Western China, Tianjin in Northern China, and Ezhou of Hubei Province in Central China. Meanwhile, we have established several bonded warehouses in China to support the growth of our cross-border business.

        Our warehouse management system enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed with the brand partners and the product stocked in our logistics centers, up to when the product is packaged and picked up for shipment to a customer. Shipments from brand partners first arrive at one of our regional logistics hubs, depending on demand from each warehouse. At each logistics hub, inventory is bar-coded and tracked through our management information system, allowing real-time monitoring of inventory levels across our logistics network and item tracking at each logistics center. As we offer a curated selection of brands and products for each daily sales, our logistics centers and inventory management systems are specifically designed to support the frequent sales events on our flash sales website and a large volume of inventory turnover. In 2013, 2014 and 2015, we processed approximately 51.4 million, 118.0 million and 193.1 million customer orders, respectively.

        Since 2013, we have been implementing innovative solutions to further enhance our logistics efficiency. The "just-in-time" method, or JIL, allows some of our suppliers to not load inventories to the warehouse before the relevant products are put up for sale. Instead, the suppliers will load inventories to our warehouses only within a period of time after being notified when orders have been generated. Compared to the traditional bulk load-in and bulk load-out method, JIL enables certain suppliers that have worked with us well to further increase turnover. Moreover, the "third-party logistics" method, or 3PL, allows some of our suppliers to lease vacant space of our warehouses to manage their supplies. The 3PL increases utilization of our warehouses while enabling certain suppliers to manage their supplies more efficiently. The combined JIL and 3PL have been implemented for a majority of our business.

Delivery Services

        We deliver orders placed on our vip.com and lefeng.com websites to all areas in China primarily through our invested and in-house last mile delivery capabilities and, to a lesser extent, through leading reputable third-party delivery companies with nationwide coverage, including EMS and Shunfeng, and quality regional and local couriers. As of December 31, 2015, more than 80% of our orders were delivered by our invested and in-house last mile delivery capabilities. For luxury goods orders, we deliver the products with an "anti-tampering lock" device to further enhance customer trust. For delivery to smaller cities, we use a combination of our invested and in-house last mile delivery capabilities and third-party delivery companies to achieve greater operational efficiency and ensure timely delivery to our customers. We bundle packages for customers in smaller cities within a particular region and ship in bulk to be then delivered locally to our customers. Our use of reputable national delivery companies and regional and local couriers to supplement our invested and in-house last mile delivery capabilities allows us to maintain operational flexibility and accommodate order demand, thereby ensuring high service quality.

        We leverage our large-scale operations, our strong invested and in-house last mile delivery capabilities and reputation to obtain favorable contractual terms from third-party delivery companies. To reduce the risk of reliance on any single delivery company, we typically contract with two or more regional delivery companies in each major city. We regularly monitor and review the delivery companies' performance and their compliance with our contractual terms. In addition, we typically require the delivery companies to pay deposits or provide payment guarantees before providing services to us. We typically negotiate and enter into logistics agreements on an annual basis.

Return Policy

        Due to the limited quantities of each featured flash sales product, we do not offer a product exchange service but customers may return products purchased from our websites. We currently offer our customers an unconditional right of return for a period of seven days on sales from vip.com platform upon receipt of products. Starting from November 2015, the period for customers' unconditional right to return sales from lefeng.com was changed to seven days upon receipt of products as well. Our customers can return products purchased on our websites within the applicable days of receipt of the products as long as the products are unused, unwashed, unworn, undamaged and in their original packaging and in original condition. For return of luxury goods, the anti-tampering lock on the product must remain intact.

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

Customer Service

        We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a positive customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service e-mail, real-time online chat, or our customer service hotline 15 hours a day, seven days a week. As of December 31, 2015, our customer service center, located in our Guangzhou headquarters, had 1,499 well-trained employees.

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

        Our front-end modules, which refer to modules supporting our vip.com and lefeng.com user-interface websites, mainly include product display, registered member account management, category browsing, online shopping cart, order processing functions and payment functions. Our front-end modules are supported by our proprietary content distribution network, dynamic and distributed cluster and a core database, providing our customers with quicker access to the product display they are interested in, and facilitating faster processing of their purchases. We have developed our IT systems to handle a surge of visitor traffic to our vip.com website during the peak hours of our twice-per-day sales from 10 a.m. to 12 p.m. and 8 p.m. to 10 p.m. Beijing time, providing our customers with a smooth online shopping experience.

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

Intellectual Property

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2015, we owned 663 registered trademarks, copyrights to 43 software products developed by us relating to various aspects of our operations, and 232 registered domain names that are material to our business, including vip.com and vipshop.com.

Competition

        The online flash sales market, as one of the fast-growing categories of the e-commerce market in China, is rapidly competitive and rapidly evolving. Our primary competitors include: B2C e-commerce companies that sell similar products and services online, such as Alibaba, JD.com, Jumei and Dangdang, and other online flash sales companies.

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

Regulations on Foreign Investment

        Investment activities in China by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and amended from time to time by the MOFCOM and the NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of WFOEs is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold a majority of interests in such joint ventures. In addition, restricted category projects are subject to higher-level PRC government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. For example, pursuant to the latest Catalog amended in March 2015, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (except for operating e-commence).

Regulations on Value-Added Telecommunications Services

        The PRC government extensively regulates the telecommunications industry, including the Internet sector. The State Council, the MIIT, the MOFCOM, the State Administration for Industry and Commerce, or the SAIC, the State Administration of Press, Publication, Radio, Film and Television (formerly known as the General Administration of Press and Publication), and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, on-line sales and e-commerce. However, China's telecommunications industry and Internet-related industry are at an early stage of development. As a result, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, on-line sales and e-commerce. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

  Licenses for Value-Added Telecommunication Services

        On September 25, 2000, the Telecommunications Regulations of the People's Republic of China, or the Telecom Regulations, were issued by the State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between "basic telecommunications services" and "value-added telecommunications services." A "Catalog of Telecommunications Business" was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added, and was updated to classify the information services such as content service, entertainment and online games services as value-added telecommunications services. In July 2014, the Telecom Regulations were amended in accordance with the Decision of State Council on Amending Certain Administrative Regulation (2014). On December 28, 2015, the MIIT released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, which took effect on March 1, 2016. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business (i.e. operating e-commerce) and Internet information business, continue to be categorized as value-added telecommunication services, and the Internet information business as defined under the 2015 Telecom Catalog includes information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

        On March 1, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunications services operating license, or VATS License. In addition, a VATS License's holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders. On February 24, 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

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

        Our consolidated affiliated entity, Vipshop Information, has obtained an ICP License issued by Guangdong Province Administration of Telecommunication since September 24, 2008, which was updated in September 2013 and is scheduled to expire in September 2018. Mr. Jacky Xu transferred his equity interests in Vipshop Information to Mr. Eric Ya Shen in October 2012, for which Vipshop Information obtained approval from its original permit-issuing authority, and Vipshop Information is in the process of filing with its original permit-issuing authority for post-registration approval in relation to the equity interests transfer between Mr. Xing Peng, Mr. Bing Wu and Mr. Eric Ya Shen in August 2015, and registered capital increases in August 2015 and December 2015. Another consolidated affiliated entity that we set up in mid-2014, Lefeng Information, carries out minimal online retail services at the current stage. In addition to its online retail business, as of the date of this annual report, Lefeng Information also provides, through our website lefeng.com, online advertising services to third parties, which may be deemed as commercial Internet content provision services and require an ICP License. Lefeng Information currently does not hold an ICP License, and is in the process of applying for an ICP License. We currently do not hold an EDI License, and are in the process of applying for one.

  Foreign Investment in Value-Added Telecommunication Services

        Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of FIEs, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. Under the latest version of the Catalog, value-added telecommunications services continue to be categorized as restricted industry for foreign investment, and a foreign investor may not hold more than 50% of equity interest in an operator of value-added telecommunications services, except for e-commerce. On June 19, 2015, the MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an operator of "operating e-commerce" business. However, foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

        The MIIT Circular issued by the MIIT in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up FIEs and obtain the applicable VATS License to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds a VATS License is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local VATS License holder or its shareholders. The MIIT Circular further requires each VATS License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations.

        We are a Cayman Islands company, and two of our PRC subsidiaries, Vipshop China and Lefeng Shanghai, are WFOEs under PRC law and thus are restricted from providing value-added telecommunication services, including Internet information services, in China. To comply with the PRC regulations noted above, we operate our websites including vip.com and lefeng.com and provide value-added telecommunications services through our consolidated affiliated entities, namely, Vipshop Information and Lefeng Information, both of which are currently owned by PRC citizens. Vipshop Information is owned by Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong, while Lefeng Information is owned by Mr. Eric Ya Shen and Mr. Zhihui Yu. Vipshop Information holds an ICP License and all other licenses necessary to operate our online platforms in China, and it also has registered and holds all significant domain names and has been registered as the owner or is applying to be the owner of all trademarks used in our value-added telecommunications businesses relating to vip.com. Lefeng Information has registered and holds all significant domain names and has been registered as the owner or is applying to be the owner of all trademarks used in our value-added telecommunications businesses relating to lefeng.com.

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

Regulations on Internet Privacy

        The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP operator from humiliating or defaming a third party or infringing the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP operators that provide electronic messaging services must keep users' personal information confidential and must not disclose such personal information to any third party without the users' consent or unless it is required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. Furthermore, The Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the NPC in December 2012 provides that electronic information that is able to identify identities of citizens or is concerned with personal privacy of citizens is protected by law and shall not be unlawfully obtained or provided. ICP operators collecting or using personal electronic information of citizens shall specify purposes, manners and scopes of information collection and use, obtain consent of citizens concerned, and strictly keep confidential personal information collected. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with personal information collected. Technical and other measures are required to be taken by ICP operators to prevent personal information collected from unauthorized disclosure, damage or being lost. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill obligations to manage information and network security as required by applicable laws and refuses to rectify upon orders from government authorities, will be subject to criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence to criminal investigations; or (iv) implicates other severe circumstances. Moreover, any individual or entity that (i) sells or provides personal information to others in violation of applicable laws, or (ii) steals or illegally obtains any personal information, in either case implicating severe circumstances, will be subject to criminal penalty. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Regulations Relating to Foreign-Invested Enterprises Engaging in Distribution Business

        We are subject to regulations relating to FIEs engaging in the distribution business. In April 2004, the MOFCOM issued the Administrative Measures on Foreign Investment in Commercial Fields, or the Commercial Fields Measures, which was amended to conform with the reform of registered capital system in China by the MOFCOM on October 28, 2015 through the Decision on Revising Some Regulations and Normative Documents. Pursuant to the Commercial Fields Measures, foreign investors are permitted to engage in the distribution services by setting up commercial enterprises in accordance with the procedures and guidelines provided in the Commercial Fields Measures. To further simplify the approval procedures for foreign investment in the distribution sector, the MOFCOM issued the Notice on Delegating Examination and Approval Authorities for Foreign-Invested Commercial Enterprises in September 2008, delegating the power to the provincial branches of the MOFCOM except for certain specified items. In July 2009, the competent authorities in Guangdong further delegated the power of examination and approval of foreign-invested commercial enterprises in Guangdong for certain items to municipal branches of the MOFCOM in Guangdong Province. In September 2012, the State Council promulgated the Decision of the State Council on the Sixth Batch of Cancelled and Amended Administrative Examination and Approval Items, according to which the power of examination and approval of foreign-invested commercial enterprises engaged in certain items, including online sales, has been assigned from the MOFCOM to the provincial branches of the MOFCOM. Vipshop China has been approved to engage in wholesale business and Lefeng Shanghai has been approved to engage in both wholesale and retail businesses.

Regulations Relating to Distribution of Books and Audio-Video Products

        We are also subject to regulations relating to the distribution of books and audio-video products. Under the Administrative Measures for the Publication Market which were initially promulgated in 2003 by the General Administration of Press and Publication, or the GAPP, and amended jointly by the GAPP and the MOFCOM and became effective in March 2011, any entity or individual engaging in the distribution of publications, including books, newspapers, magazines and audio-video products, must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. Each of Vipshop Information and Lefeng Shanghai has obtained a Publication Operation Permit for the retail sale of the publications.

        Furthermore, according to the Notice on Promoting the Healthy Development of Online Distribution of Publications issued by the General Administration of Press and Publication on December 7, 2010, any entities engaging in online publications distribution in China shall apply for the Publications Operation Permit with an "online distribution" notation. However, the Administrative Measures for the Publication Market provides that an entity that maintains a valid Publication Operation Permit for the retail sale of publications is only required to file notice with a competent press and publication administrative authority within 15 days from starting online publications distribution business. Currently, the competent press and publication administrative authority in Guangzhou and Shanghai only require online publication distributors, who have the Publication Operation Permit for the retail sale of publications, to complete the notice filing procedure and does not mandate the "online distribution" notation on the Publication Operation Permit in practice. Vipshop Information has completed the notice filing with the competent authority in Guangzhou, and Lefeng Shanghai has completed the notice filing with the competent authority in Shanghai.

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

        On September 21, 2012, the MOFCOM issued the Administrative Measures on Single Purpose Commercial Prepaid Cards (Tentative), or the Single Purpose Cards Measures, which took effect on November 1, 2012. Under the Single Purpose Card Measures, among other things and subject to implementing rules adopted by the local branch of the MOFCOM, the issuer of single purpose commercial prepaid cards, or the Single Purpose Cards, which are defined as the prepaid cards that can only be redeemed by the card issuer, the group companies under the same ultimate control of the card issuer, or the franchise entities under one single brand same as the card issuer, shall (i) register its card issuance with the MOFCOM or its local branches within 30 days, and (ii) adopt sufficient measures to control risks, by means of controlling the total balance of the Single Purpose Cards and providing advance deposit, guarantee insurance, bank guarantee or other commercial guarantee as required. Vipshop Information issues and sells the Single Purpose Cards to our customers. Vipshop Information has taken sufficient risk control measures as required and has completed the registration formalities with the MOFCOM.

        During the press conference of the fourth session of the 12th NPC held on March 10, 2016, the deputy director of the finance and economic committee of the NPC stated that the enactment of the proposed E-Commence Law had been put on the five-year legislative agenda of the Standing Committee of the 12th NPC, and the finance and economic committee of the NPC had prepared a draft E-Commence Law to be reviewed by its plenary session first and then submitted to the Standing Committee of the NPC for review. As of the date hereof, no draft E-Commence Law has been publicly released.

Regulation on Internet Finance

        We currently utilize our online platform to provide various Internet finance services to our customers, and are subject to the regulations applicable to our provision of those services. On July 18, 2015, ten PRC government authorities, including the People's Bank of China, or the PBOC, the CSRC, the China Insurance Regulatory Commission, or the CIRC, the China Banking Regulatory Commission, or the CBRC, the Ministry of Finance; the Ministry of Public Security, the MIIT, the Legislative Affairs Office of the State Council, and the State Internet Information Office, jointly issued the Guidance on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidance. The Internet Finance Guidance refers to Internet finance as a new financial business model in which traditional financial institutions and Internet companies provide financing, payment, investment, and information intermediary services by using Internet technologies and information and communication technologies. In accordance with the Internet Finance Guidance, Internet finance is part of the finance sector, and Internet finance business operators are still required to comply with the regulations in relation to the provision of each sub-category of specific financial services they provide.

  Regulation on Microcredit Services

        We currently offer supply chain financing in the form of microcredit services. In 2008, the PBOC and the CBRC jointly promulgated the Guidance on the Pilot Establishment of Microcredit Companies,

or the Microcredit Guidance, which allowed provincial governments to approve the establishment of microcredit companies on a trial basis. Many government authorities at the provincial or equivalent level, including Guangdong and Shanghai, issued local implementing rules on the administration of microcredit companies pursuant to the Microcredit Guidance. The specific local authority that is in charge of supervision of microcredit business in each administrative region may vary, and usually is the financial office of the local government. Any entities intend to engage in microcredit business in certain administrative region must obtain an approval from the local authority that is in charge of supervision over the microcredit business in such administrative region, and a microcredit company is not permitted to conduct microcredit business outside the administrative region where it is approved to conduct the business. Both national and local level regulations also require, among the other things, the sources of funds of a microcredit company to be limited to the capital contributed by its shareholders, donated fund, and loans from no more than two banking financial institutions provided such loans do not exceed 50% of the net capital of such microcredit company. We currently are permitted to engage in microcredit businesses through two subsidiaries of Vipshop China in Guangzhou and Shanghai, respectively.

  Regulation on Sales of Securities Investment Fund

        We currently offer wealth management services via our online platform. Pursuant to the Measures for the Administration of the Sales of Securities Investment Funds issued by the CSRC in June 2011 and amended in March 2013, entities other than securities companies, futures companies, insurance institutions, securities investment consulting institutions may also apply to be qualified an as independent fund sale institutions if the criteria specified by the CSRC are satisfied, and may engage in the investment fund sales business (including promotion of investment funds, sales of investment fund shares, and handling of purchase and redemption of investment fund shares) after having been properly registered with the registration authorities and obtained the corresponding qualifications from the local counterpart of CRSC. In March 2013, the CSRC issued the Interim Provisions on the Administration of the Business Operations of Securities Investment Fund Sales Institutions through Third-Party E-Commerce Platforms, which provides that a third-party e-commerce platform may provide ancillary services for investment fund sales institutions in relation to the sales of investment funds, and the investment fund sales institutions that sell funds through a third-party e-commerce platform shall, together with the operator of the third-party e-commerce platform, report to the CSRC for record-filing within five days after the initiation of such business operation. As of the date of this annual report, we provided promotion and information services to a third-party investment fund manager in relation to its sales of money market fund products under the brand Weipin Bao ( in Chinese), by directing our customers to make purchases of investment fund products on a platform sponsored by such fund manager. We believe, under our current business model, we are not required to either obtain a permit for sales of securities investment fund, or complete the record filing formalities with the CSRC. However, we cannot assure you that the PRC authorities will not eventually take a view that is contrary to ours.

  Regulation on Insurance Agency

        We currently offer insurance products on behalf of insurance companies via our online platform. Pursuant to the Provisions for the Supervision and Administration of Professional Insurance Agencies (Revised in 2015), or the Insurance Agency Provisions, promulgated by the CIRC in 2015, only entities that satisfy the criteria specified by the CIRC and hold an insurance agency business operating permit may be entrusted as the agents of the insurance companies to engage in insurance business to the extent authorized by the insurance companies and receive commissions from insurance companies. After obtaining the insurance agency business operation permits, the insurance agents are also required to purchase vocational liability insurance or deposit an amount equal to five percent of its registered capital as security deposit. In addition, all insurance agents are required to report to CIRC in relation to the changes in its name, registered address, name of its initiator and major shareholder, major shareholder, registered capital, shareholding structure, legal form, articles of association, and in relation to any merger or consolidation, or establishment or de-registration of any branches. The insurance agency business operating permit has a valid term of three years, and all insurance agents are required to apply for extension thirty days before the term of their respective permit expires. We engage in insurance agency business through a subsidiary of Vipshop Information, which holds an insurance agency business operating permit that allows us to sell insurance products on behalf of issuance companies. Our insurance agency business operating permit is valid from February 2, 2016 until February 1, 2019, and we are currently in the process of filing for the name change of the entity holding such permit.

Regulation on Commercial Factoring Services

        The MOFCOM issued the Notice on the Pilot Launch of Commercial Factoring in June 2012, launched a commercial factoring pilot program in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The MOFCOM further expanded the list of commercial factoring pilot areas to include Guangzhou, Shenzhen in December 2012, and also Chongqing Liangjiang New Area and certain other areas in August 2013. Pursuant to the notices of MOFCOM, local government of those pilot areas promulgated its own rules to implement the pilot program. Under these notices and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the MOFCOM or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable and credit risk guarantee. A commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans, or to specialize in or carry out debt collection. Currently, we provide secured and unsecured financing to our suppliers through a subsidiary of Vipshop China in Shanghai.

Regulation on Courier Services and Road Transportation Services

        The Ministry of Transport has promulgated the Administrative Measures for Courier Market in January 2013, and the Administrative Measures for Courier Service Operation Permit (2015 Revision) in July 2015. Pursuant to these provisions, any entity engaging in courier services must obtain a courier service operation permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. The State Post Bureau accepts permit applications for operating courier services across multiple provinces, and provincial post bureaus accept permit applications for operating courier services within a province. An entity holding a multi-provincial courier service operation permit may provide courier services in cities other than its place of registration by establishing new branches in these cities and then filing with the relevant provincial post bureaus for these branches within 20 days. The courier service business must be operated within the permitted scope and valid term of the courier service operation permit.

        The State Council promulgated the Regulations on Road Transportation in April 2004, which is subsequently amended in September 2012 and February 2016. Pursuant to the Regulations on Road Transportation, the Ministry of Transport has promulgated the Provisions on Administration of Road Transportation and Stations in June 2005 and amended subsequently in July 2008, April 2009 and March 2012. According to these regulations, anyone engaging in the business of operating road transportation and stations must obtain a road transportation operation permit, and each vehicle used for shipping must have a road transportation certificate.

        We operate our national delivery and logistics network primarily through a subsidiary of Vipshop Information, namely Pinjun Holdings Co., Ltd., or Pinjun, and its subsidiaries and branches. Vipshop Tianjing and a number of subsidiaries of Pinjun currently hold courier service operation permits that allow us to operate an express delivery network across the county. Pinjun and a number of its subsidiaries are in the process of applying for additional courier service operation permits to further expand our delivery coverage. Furthermore, Vipshop China, Pinjun and a number of Pinjun's subsidiaries and branches hold road transportation operation permits that allow us to provide road freight transportation services. A number of subsidiaries of Pinjun are in the process of applying for additional road transportation operation permits to further enhance our logistics capacities.

Regulations on Sales of Food

        Sales of food in China must comply with laws and regulations regarding food hygiene and safety. Under the Food Safety Law of the PRC, which took effect from June 1, 2009 and was amended in 2015 and took effect as of October 1, 2015, the sale of food or beverages must be licensed in advance. The SAIC was the competent PRC authority in charge of administration of food distribution business and promulgated the Measures on the Administration of Food Distribution Permits on July 30, 2009, which requires an enterprise to obtain a food distribution permit from a local branch of the SAIC to engage in the food distribution business. The amended Food Safety Law implemented a new administrative system of food industry, and the China Food and Drug Administration, or the CFDA, became the authority in charge of supervision of all food-related business operations, including food production, food distribution and catering services, in China. The food distribution permit has a term of three years. On August 31, 2015, the CFDA issued the Administrative Measures for Food Business Licensing, which, among others, requires an enterprise engaging in food business to obtain a food business operating permit. Moreover, according to the public announcement by the CFDA in September 2015, the food distribution permits previously issued by local branches of the SAIC will continue to be valid until expiration; but a food business operator holding a food distribution permit has to apply to the competent local branch of the CFDA to replace such permit with a food business operating permit before it expires. The current food distribution permits held by Vipshop Information and Vipshop China are valid until July 2017 and August 2018, respectively, and the current food distribution permit held by Lefeng Information is valid until May 2016.

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

        In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2015, we had registered 43 software programs in China.

Regulations on Trademarks

        Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and subsequently amended in 2013. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use. We have registered 434 trademarks in China and 179 trademarks overseas as of December 31, 2015.

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

        According to the PRC Trademark Law, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be imposed a fine; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder's damages, which will be equal to the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement, or the gains obtained by the infringing party if the losses are difficult to be ascertained. If both gains and losses are difficult to be ascertained, the damages may be determined by referring to the amount of royalties for the license of such trademarks, which will be one to three times of the royalties in the case of any serious infringement with malicious intent. If the gains, losses and royalties are all difficult to be ascertained, the court may render a judgment awarding damages no more than RMB3,000,000 (US$463,120). Notwithstanding the above, if a distributor does not know that the goods it sells infringe another's registered trademark, it will not be liable for infringement provided that the seller shall prove that the goods are lawfully obtained and identify its supplier. We source our products from both domestic and international suppliers. Although we have adopted measures in the course of sourcing such products to ensure their authenticity and to minimize potential liability of infringing third parties' rights, we can provide no assurance that such measures are effective. In the event that counterfeit products or products that otherwise infringe third parties' rights are sold on our website, we could face infringement claims and might not be able to prove we should be exempted from liabilities. See "Item 3.D. Key Information—Risk Factors—Risks Relating to our Business and Industry—We may incur liability for counterfeit products sold at our website."

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

        On August 29, 2008, the SAFE promulgated SAFE Circular 142, regulating the conversion by an FIE of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of an FIE settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE's approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. The SAFE also promulgated SAFE Circular 45 in November 2011, which, among other things, restricts an FIE from using Renminbi funds converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launches a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. Violations of SAFE Circular 19 could result in severe monetary or other penalties. SAFE Circular 19 may limit our ability to transfer the net proceeds from our public offerings of debt and equity securities to our PRC subsidiaries and convert the net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Regulations on Dividend Distribution

        Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Vipshop China and Lefeng Shanghai, both of which are WFOEs incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of FIEs include the Foreign-Invested Enterprise Law, as amended on October 31, 2000, and the Implementation Rules of the Foreign-Invested Enterprise Law, as amended on April 12, 2001 and on February 19, 2014.

        Under these laws and regulations, WFOEs in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, WFOEs in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. WFOEs may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Offshore Financing

        On July 4, 2014, the SAFE issued SAFE Circular 37 to replace SAFE Circular 75 that ceased to be effective on the same date. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities.

        Under SAFE Circular 37, (i) an "SPV" refers to an offshore entity directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents; (ii) "round trip investment" refers to the direct investment in China by such PRC residents through the "SPV," including, without limitation, establishing FIEs and using such FIEs to purchase or control onshore assets through contractual arrangements; and (iii) "control" is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 requires PRC residents to complete a foreign exchange registration of overseas investment with the competent local branches of SAFE before making capital contribution into an SPV. SAFE Circular 37 further requires filing of amendment to the registration in the event of any changes with respect to the SPV, including basic information changes such as changes in a PRC resident individual shareholder, name of SPV or operation period, and significant changes such as changes in the capital contributed by PRC residents, share transfer or exchange, merger, division or other material event. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. After SAFE Notice 13 becomes effective, application for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

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

        All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations and amendments with the local SAFE branch or qualified banks as required by SAFE Circular 37 by the end of 2015. Please see "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us."

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

Regulations on Tax

  PRC Enterprise Income Tax Law and Individual Income Tax Law

        On March 16, 2007, the NPC enacted the Enterprise Income Tax Law and its implementing rules, both of which became effective on January 1, 2008. Under the Enterprise Income Tax Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its "de facto management bodies" located within the PRC is considered a "resident enterprise," meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the Enterprise Income Tax Law define de facto management body as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

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

        Due to the short history of the Enterprise Income Tax Law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals like us. We do not believe Vipshop Holdings or Vipshop HK meet all the criteria provided by the implementing rules. As holding companies incorporated outside China, neither Vipshop Holdings nor Vipshop HK is controlled by a PRC enterprise or PRC enterprise groups. Their key assets and records, including the resolutions of their respective boards of directors and the resolutions of their respective shareholders, are located and maintained outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC "resident enterprise" by the PRC tax authorities. Therefore, we do not believe Vipshop Holdings or Vipshop HK is a PRC "resident enterprise." If, however, the PRC tax authorities determine that Vipshop Holdings or Vipshop HK is a "resident enterprise" for PRC enterprise income tax purposes, we would be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. We are actively monitoring the possibility of "resident enterprise" treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

        The Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are "non-resident enterprises," and gains derived by such investors, which (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The PRC State Council or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, or Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Circular on How to Interpret and Recognize the "Beneficial Owner" in Tax Treaties, or Circular 601, issued on October 27, 2009 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5%. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

        If we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within China, such dividends and gains earned by our non-resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% (or other applicable preferential tax rate if any such non-resident enterprises' jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).

        Moreover, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within China, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20% (or other applicable preferential tax rate if any such non-resident individuals' jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).

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

  PRC Value-added Tax in Lieu of Business Tax (VAT Pilot Program)

        We conduct product promotional activities for certain brands on our vip.com website. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the PRC Ministry of Finance and the SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu Province in 2012. On May 24, 2013, the Ministry of Finance and the SAT jointly issued the Circular on Tax Policies on the Nationwide Expansion of the Pilot Program for the Collection of Value-Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or SAT Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. On December 12, 2013, the Ministry of Finance and the SAT promulgated the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or SAT Circular 106, replacing SAT Circular 37 and expanding the VAT Pilot Program to also cover railway transport industry and postal service industry nationwide as of January 1, 2014, in addition to those industries covered under SAT Circular 37. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

Employment Laws

        We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

        The PRC Labor Law, which became effective on January 1, 1995, and the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The PRC Labor Contract Law has enhanced rights for the nation's workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

        On October 28, 2010, the NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer's compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. We have not made adequate employee benefit payments as required under applicable PRC labor laws, but we have recorded accruals for the underpaid amounts in our consolidated financial statements. We believe it is not probable for us to be exposed to any PRC governmental penalties in relation to the under-paid amount of our employee benefits. However, our failure in making contributions to various employee benefit plans and complying with applicable PRC labor-related laws may still subject us to late payment penalties. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties."

C
Organizational Structure

Corporate Structure

        The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entity as of the date of this annual report:

(1)
Shareholders of Vipshop Information include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 99.2% and 0.8% of the total equity interests in Vipshop Information, respectively.

(2)
An intermediary holding company.

(3)
A subsidiary primarily engaged in warehousing, logistics, product procurement, research and development, technology development and consulting businesses.

(4)
Subsidiaries primarily engaged in product procurement to support the logistics network.

(5)
Subsidiaries primarily engaged in warehousing and logistics businesses in the cities of Jianyang, Kunshan, Tianjin, Zhaoqing and Ezhou and the regions around them.

(6)
A subsidiary primarily engaged in software development and information technology support.

(7)
We have a 75% equity interest in Lefeng.com Limited, and through our indirect holding from our acquisition of 23% equity interest in Ovation, as of the date of this annual report, we owned, directly or indirectly, on a fully diluted basis, a total of 80.51% equity interest in Lefeng.com Limited.

        Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiaries, namely Vipshop China and Lefeng Shanghai, are WFOEs. As WFOEs, Vipshop China and Lefeng Shanghai are restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, we conduct our operations partly through Vipshop Information and Lefeng Information, our consolidated affiliated entities in China. Vipshop Information operates our vip.com website and holds the licenses necessary to conduct our Internet-related operations in China. Lefeng Information, a new consolidated affiliated entity we formed in mid-2014, currently carries out minimal online retail services. Lefeng Information is in the process of applying for an ICP License.

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

        We face risks with respect to the contractual arrangements with our consolidated affiliated entities and their shareholders. If our consolidated affiliated entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements that give us effective control over the consolidated affiliated entities may be limited. If we are unable to maintain effective control over our consolidated affiliated entities, we would not be able to continue to consolidate their financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements with our consolidated affiliated entities, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2013, 2014 and 2015, our subsidiaries contributed in aggregate approximately 0.11%, 18.74% and 81.62%, respectively, of our total consolidated net revenues, exclusive of revenues derived from our consolidated affiliated entities. As of December 31, 2013, 2014, and 2015 our holding company and our subsidiaries accounted for an aggregate of 41.06%, 67.36% and 76.67%, respectively, of our consolidated total assets (excluding assets attributable to transactions with our consolidated affiliated entities). For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see "Item 4.B. Information on the Company—Business Overview—Regulation." For a detailed description of the risks associated with our corporate structure, see "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry."

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

        Exclusive Option Agreement.    Under the amended and restated exclusive option agreement among Vipshop China, Vipshop Information and the shareholders of Vipshop Information, Vipshop Information's shareholders grant Vipshop China an exclusive option to purchase, or designate one or more person(s) to purchase, all or part of their respective equity interests in Vipshop Information at a purchase price of RMB10 (US$1.54), subject to any adjustments as may be required by the applicable PRC laws and regulations at the time. Vipshop China may exercise the option by issuing a written notice to Vipshop Information. Without Vipshop China's written consent, Vipshop Information and its shareholders may not transfer, sell, pledge or otherwise dispose of, or create any encumbrance on, any assets, business or equity or beneficiary interests of Vipshop Information. This agreement will remain in full force and effect for a term of ten years from the date of execution and may be extended for a period to be determined by Vipshop China.

        Powers of Attorney.    Under the amended and restated powers of attorney, the shareholders of Vipshop Information each irrevocably appointed Vipshop China as their attorney-in-fact to act on their behalf and exercise all of their rights as shareholders of Vipshop Information, including the right to attend shareholder meetings, to exercise voting rights, to appoint directors and senior management of Vipshop Information, and to effect transfers of all or part of their equity interests in Vipshop Information pursuant to the equity interest pledge agreements and exclusive option agreements. Vipshop China has the right to appoint any individual or entity to exercise the power of attorney on its behalf. Each power of attorney will remain in full force and effect until the shareholder ceases to hold any equity interests in Vipshop Information.

Agreements that Transfer Economic Benefits to Us

        Exclusive Business Cooperation Agreement.    Under the amended and restated exclusive business cooperation agreement between Vipshop China and Vipshop Information, Vipshop Information agrees to engage Vipshop China as its exclusive provider of technical, consulting and other services in relation to its business operations. In consideration of such services, Vipshop Information will pay to Vipshop

China service fees which amount to all of Vipshop Information's net income. The service fees may be adjusted at Vipshop China's sole discretion based on the services rendered and the operational needs of Vipshop Information. Vipshop Information contributed approximately 99.89%, 81.26% and 18.38%, respectively, of our total consolidated net revenues in the years ended December 31, 2013, 2014 and 2015. Vipshop China shall exclusively own any intellectual property arising from the performance of this agreement. The term of this agreement is ten years from the execution date of October 8, 2011 and may be extended for a period to be determined by Vipshop China. Vipshop China may terminate this agreement at any time by giving 30 days' prior written notice. Vipshop Information has no right to terminate this agreement unless Vipshop China commits gross negligence or fraud.

        Exclusive Purchase Framework Agreement.    Under the exclusive purchase framework agreement between Vipshop China and Vipshop Information, Vipshop Information agrees to purchase products or services exclusively from Vipshop China or its subsidiaries. Vipshop Information and its subsidiaries must not purchase from any third-party products or services that Vipshop China is capable of providing. Vipshop Information must pay Vipshop China for its products an amount, which includes a service fee, based on the unit price and the quantity of the products ordered by Vipshop Information, within five days after receipt of invoices issued by Vipshop China. The term of this agreement is five years from September 1, 2011. If neither party objects in writing and both parties remain cooperating at the expiration of the agreement, the parties will continue to be bound by this agreement until a new agreement is entered into. Vipshop China may terminate this agreement at any time by giving 15 days' prior written notice. Vipshop Information has no right to terminate this agreement unless Vipshop China commits gross negligence or fraud.

        In October 2012, we effected a transfer of 10.4% of equity interest of Vipshop Information from Mr. Jacky Xu to Mr. Eric Ya Shen, our co-founder, chief executive officer and an existing shareholder of Vipshop Information, and amended the original contractual arrangements we had with Mr. Eric Ya Shen to reflect this transfer. In August 2015, we effected a transfer of 11.6% of equity interest of Vipshop Information from Mr. Bin Wu to Mr. Eric Ya Shen, a transfer of 10.4% of equity interest of Vipshop Information from Mr. Xing Peng to Mr. Eric Ya Shen and a concurrent capital increase of Vipshop Information from RMB24.5 million to RMB274.5 million as contributed by Mr. Eric Ya Shen, and further amended the contractual arrangements we had with Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong to reflect this transfer. In December, 2015, we effected a capital increase of Vipshop Information from RMB274.5 million to RMB824.5 million as subscribed for by Mr. Eric Ya Shen, and further amended the contractual arrangements we had with Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong to reflect this transaction. As of December 31, 2015, shareholders of Vipshop Information include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 99.2% and 0.8% of the total equity interests in Vipshop Information, respectively.

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

D
Property, Plants and Equipment

        We are headquartered in Guangzhou and have approximately 70,000 square meters of office space, data centers, studio and customer service center. In the second half of 2015, we purchased land in Pazhou, Guangzhou for our new office headquarters. We plan to start construction in the near future and anticipate completion in the next two to three years. We also purchased new office space in Shanghai in the fourth quarter of 2015.

        As of December 31, 2015, we have approximately 1.6 million square meters of warehouse space, of which approximately 1 million square meters of warehouse space is owned by our company. Additionally, we have approximately 100,000 square meters of leased premises for transit stations and distribution stations, as we have been building out our last mile capability. We lease our premises under operating lease agreements from unrelated third parties. A summary of our owned and leased properties as of December 31, 2015 is shown below:

Location/Business	Space	Usage of Property
	(in square meters)
Guangzhou	38,750	Office space, data center, studio and customer service center
Beijing	2,964	Office space
Shanghai	28,045	Office space and data center
Sub-total	69,759
Zhaoqing and Foshan	410,450	Logistics center
Tianjin and Beijing	235,431	Logistics center
Jianyang	256,468	Logistics center
Kunshan	172,142	Logistics center
Ezhou	414,650	Logistics center
Cross-border business	72,414	Logistics center
Sub-total	1,561,555

        Our servers are hosted at leased Internet data centers owned by leading PRC telecommunications carriers. We typically enter into leasing and hosting service agreements that are renewable from year to year. We believe that our existing facilities are sufficient for our near term needs.

        Some of these lease agreements include terms of renewal for periods ranging from one to ten years upon expiry of their respective original lease terms, without purchase options or escalation clause. If these lease agreements are not renewed, we are obligated to remove the facilities constructed under certain of our warehouse space lease contracts, although we expect such related removal costs to be insignificant.

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

A
Operating Results

        We began our operations in August 2008 and have grown significantly since then. In 2013, 2014 and 2015, we fulfilled approximately 51.4 million, 118.0 million and 193.1 million customer orders, respectively, and we generated total net revenues of RMB10.42 billion, RMB23.13 billion and RMB40.20 billion (US$6.21 billion), respectively. In 2013, 2014 and 2015, we generated net income of RMB321.2 million, RMB752.6 million and RMB1.51 billion (US$232.9 million), respectively. Our net income in 2013, 2014 and 2015 reflected non-cash share-based compensation expenses in an aggregate amount of RMB76.5 million, RMB225.5 million and RMB302.9 million (US$46.8 million), respectively.

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

        Our results of operations are also affected by the regulations and industry policies related to the online retail market. Although we have generally benefited from the PRC government's policies to encourage economic growth, we are also affected by the complexity, uncertainties and changes in the PRC regulation of the Internet industry. Due to PRC legal restrictions on foreign equity ownership of and investment in the online retail sector in China, we rely on contractual arrangements with our consolidated affiliated entity, Vipshop Information, and its shareholders to conduct most of our business in China. We face risks associated with our control over our consolidated affiliated entity, as our control is based upon contractual arrangements rather than equity ownership. For a description of these contractual arrangements, see "Item 4.C. Information on the Company—Organizational Structure." For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see "Item 4.B. Information on the Company—Business Overview—Regulation." For a detailed description of the risks associated with our corporate structure, see "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry."

        The major factors affecting our results of operations and financial condition are discussed below.

Net Revenues

        We derive revenues from the sale of products offered on our websites. Generally, we offer our customers an unconditional right of returning products purchased for a period of seven days upon receipt of products via vip.com and lefeng.com. The associated revenues are recognized when the return period expires. Our net revenues are recorded net of value-added tax and related surcharges.

        The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the year ended December 31,
	2013	2014	2015
Total net revenue (RMB in thousands)	10,420,794	23,129,313	40,203,212
Active customers (in thousands)	9,581	24,289	36,588
Average net revenues per active customer (RMB)	1,088	952	1,099
Total orders (in thousands)	51,396	118,046	193,079
Average orders per active customer	5.4	4.9	5.3

Cost of Goods Sold

        Our cost of goods sold consists of cost of merchandise sold and inventory write-downs. We procure inventory from our brand partners and our inventory is recorded at the lower of cost or estimated marketable value. Cost of inventory is determined using the weighted average cost method.

Operating Expenses

        Our operating expenses consist of (a) fulfillment expenses, (b) marketing expenses, (c) technology and content expenses and (d) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the year ended December 31,
	2013		2014		2015
	RMB'000%		RMB'000%		RMB'000	US$'000%
Fulfillment expenses	1,214,945	11.7	2,268,949	9.8	3,667,031	566,092	9.1
Marketing expenses	457,562	4.4	1,164,149	5.0	2,089,348	322,540	5.2
Technology and content expenses	248,128	2.4	670,998	2.9	1,076,520	166,186	2.7
General and administrative expenses	306,749	2.9	967,463	4.2	1,301,472	200,913	3.2

Total operating expenses	2,227,384	21.4	5,071,559	21.9	8,134,371	1,255,731	20.2

        Fulfillment expenses.    Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses and logistics center rental expenses, as well as compensation and benefits of our logistics staff. Our shipping and handling expenses amounted to RMB721.6 million, RMB1.17 billion and RMB1.71 billion (US$264.7 million) in 2013, 2014 and 2015, respectively. Historically, we primarily relied on our regional logistics hub in Guangdong Province in Southern China for our fulfillment services. In September and November 2011, September 2013, and November 2014, we started operating our new logistics hubs in Jiangsu Province in Eastern China, Sichuan Province in Western China, Tianjin in Northern China, and Hubei Province in Central China, respectively, to enhance our fulfillment capacity. Throughout 2012 to 2015, we were able to fully utilize the regional logistics hubs. By utilizing these regional logistics hubs, we were able to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies. This shift to regional delivery companies reduced our shipping and handling expense per order and partially offset the increase in fulfillment expenses. We expect to continue to invest in our logistics network and warehousing capacity to support our long-term growth. We expect our fulfillment expenses to continue to increase in absolute amount as a result of our continued business growth and continue to constitute one of the largest components of our operating expenses.

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

Hong Kong

        Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements for the years ended December 31, 2013 and 2014, as our Hong Kong subsidiary had not generated any assessable income prior to the year ended December 31, 2015. Hong Kong income tax was provided in our consolidated financial statements for the year ended December 31, 2015, as our Hong Kong subsidiary generated assessable income in 2015.

PRC

        Our PRC subsidiaries and consolidated affiliated entities are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our subsidiaries and the consolidated affiliated entities in the PRC are all subject to the tax rate of 25% for the periods presented, except for Vipshop Jianyang, Vipshop Chongqing and Pinwei Software that enjoyed the following preferential tax treatment. Vipshop Jianyang and Vipshop Chongqing each was classified as a "domestically-owned enterprise in western regions in an industry sector encouraged by the PRC government." Vipshop Jianyang and Vipshop Chongqing obtained final approvals from the respective local tax bureaus to enjoy a preferential enterprise income tax rate of 15% for the periods from February 22, 2012 to December 31, 2020 and from September 16, 2014 to December 31, 2020, respectively. The term "domestically-owned enterprise in western regions in an industry sector encouraged by the PRC government" as used herein refers to any enterprise with its primary business falling into the scopes of the encouraged industries stipulated in the existing related policies, including Industrial Restructuring Guidance Catalogue (2011), Industrial Restructuring Guidance Catalogue (2005), Catalogue for the Guidance of Foreign Investment Industries (2015 Revision), and Catalogues of Foreign-invested Advantage Industries in Central-Western Areas (2008 Revision), and the annual primary business revenue of which accounts for more than 70% of the total enterprise revenue. Pinwei Software was classified as a high and new technology enterprise in 2015. Pinwei Software has obtained final approval from the local tax bureau to enjoy a preferential tax rate of 15% for the period from January 1, 2015 to December 31, 2016.

        We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2013, 2014 and 2015, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties related to income tax matters, if any, in income tax expense.

        Under the PRC Enterprise Income Tax Law and its implementation rules, dividends from Vipshop China are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding arrangement.

        Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term "de facto management bodies" as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. The SAT issued Circular 82 on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 and the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—it is unclear whether we will be considered a PRC 'resident enterprise' under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC 'resident enterprise' status, our global income may be subject to the 25% PRC enterprise income tax, which could have a material adverse effect on our results of operations." However, even if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, we do not expect any material change in our net current tax payable balance and the net deferred tax balance as these entities were in accumulated loss positions for the years ended December 31, 2013 and 2014 and started to generate assessable income in 2015.

        The amount of tax loss carry forwards of our PRC subsidiaries and consolidated affiliated entity was RMB1.2 million, RMB273.0 million and RMB238.6 million (US$36.8 million) as of December 31, 2013, 2014 and 2015, respectively. We have provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2013, 2014 and 2015, respectively, as our management is not able to conclude that the future realization of some of such net operating loss carry forwards is more likely than not.

        Pursuant to SAT Circular 698, issued by the SAT on December 10, 2009, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an "Indirect Transfer," and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the foreign investor shall report this Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority concludes that the foreign investor has adopted an "abusive arrangement" in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective from January 1, 2008. On March 28, 2011, the SAT released the SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to SAT Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term "effective tax rate" refers to the effective tax rate on the gains derived from disposition of the equity interests of an overseas holding company; and the term "does not impose income tax" refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident. On February 3, 2015, the SAT issued SAT Public Notice 7, which superseded the rules with respect to the Indirect Transfer under SAT Circular 698, but did not touch upon the other provisions of SAT Circular 698. SAT Public Notice 7 introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. Under SAT Public Notice 7, where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authorities. Using a "substance over form" principle, the PRC tax authorities may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non PRC holding companies."

        China started to apply VAT in 1984 on 24 specified taxable items until a structural reform on taxation system was implemented in 1994. In December 1993, the State Council of China promulgated The Provisional Regulation of the People's Republic of China on Value-Added Tax, which went effective on January 1, 1994 and is currently effective in China. According to this provisional regulation, VAT should be paid by enterprises or individuals who sell merchandise, provide processing, repairing or assembling services, or import goods within PRC on the added value derived from their production and/or services. Based on the categories of taxable goods and services, different flat rates are adopted ranging from zero to 17%.

        We also conduct product promotional activities for certain brands on our websites. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the PRC Ministry of Finance and the SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province, in 2012. On May 24, 2013, the Ministry of Finance and the SAT jointly issued SAT Circular 37, which expanded the VAT Pilot

Program nationwide as of August 1, 2013. On December 12, 2013, the Ministry of Finance and the SAT promulgated SAT Circular 106, which replaced SAT Circular 37 and expanded the VAT Pilot Program to also cover railway transport industry and postal service industry nationwide as of January 1, 2014, in addition to those industries covered under SAT Circular 37. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

        As of December 31, 2013, 2014, and 2015, we had VAT receivable of approximately RMB50.9 million, RMB362.2 million and RMB473.9 million (US$73.2 million), respectively. VAT receivable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB145.9 million, RMB345.8 million and RMB289.6 million (US$44.7 million), as of December 31, 2013, 2014 and 2015, respectively, included as other tax payable. We do not net off VAT receivable and payable from different entities within our group companies.

        For more information on PRC tax regulations, see "Item 4. Information on the Company B. Regulation—Regulations on Tax" and "Item 10. Additional Information—E. Taxation—People's Republic of China Taxation."

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

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Significant accounting estimates reflected in our financial statements include inventory write-down, revenue recognition cut off adjustments, valuation allowance for deferred tax assets, valuation of goodwill and intangible assets acquired in the business acquisitions and acquisition of significant equity affiliates both on the acquisition dates and as of year-end for impairment assessments, and valuation of significant other investments impairment assessment. Changes in facts and circumstances may result in revised estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

        We recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured. We utilize delivery service providers to deliver goods to our customers directly from our own warehouses. We estimate and defer revenue and the related product costs that are in-transit to the customer, which generally took about three days in 2014 and about two days in 2015. The delivery day estimate was determined based on the average delivery days for sales made during the last month of the reporting period, derived from customer locations and delivery reports. A one-day change in the estimated good in-transit period would result in an increase or decrease of RMB157.3 million (US$24.3 million) to our total net revenues in 2015.

        We offer our customers an unconditional right of return for a period of seven days on sales from both vip.com and lefeng.com platforms upon receipt of products. We defer sales revenue from vip.com platforms until the return period expires as we cannot reasonably estimate the amount of expected returns. We recognize sales revenue from lefeng.com platforms when products are delivered to customers because historical returns on sales from lefeng.com are insignificant.

        Revenue was recorded on a gross basis, net of surcharges and value-added tax of gross sales. Surcharges are sales related taxes representing the city maintenance and construction tax and education surtax. We have evaluated whether it is appropriate to record the gross amount of product sales and related costs or net amount earned as revenue. We recorded revenue on a gross basis because we have the following indicators for gross reporting: we are the primary obligor of the sales arrangements; we are subject to inventory risks of physical loss; we have latitude in establishing prices and discretion in selecting suppliers; and we assume credit risks on receivables from customers. We retain some general inventory risks despite our arrangements to return goods to some vendors within limited time periods. We generally have the right to return unsold items within a period after the end of a sales event. We typically pay for the purchase order in installments with the last installment paid upon full settlement of the unsold items or returned products we receive from customers. For some products, such as certain sporting goods, which we do not have the right to return the unsold products to the brand partners, we have been able to utilize our strong marketing expertise regarding customer preferences to achieve quick inventory turnover. On an overall basis, most of these above indicators support gross reporting.

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

        Prior to 2015, we had a membership reward program wherein our customers earn one point for each Renminbi spent on our platforms. Membership reward points can be either exchanged into coupons to be used in connection with subsequent purchases, or exchanged into free gifts. The expiry dates of these reward points vary based on different individual promotional programs, while the coupons expire three months after redemption. We accrued liabilities for the estimated value of the points earned and expected to be redeemed, which are based on all outstanding reward points related to prior purchases at the end of each reporting period prior to 2014, as we did not have sufficient historical data to reasonably estimate the usage rate of these reward points. Starting from 2014, we derecognize the deferred revenue liability and recognize revenue based on an estimated breakage rate as we have sufficient historical data to reasonably estimate the usage rate of these reward points. All reward points expired as of December 31, 2015.

        On January 1, 2015, we introduced a new membership reward program, or the 2015 Reward Program, under which we grant Weipin Coin to customers when they purchase goods from vip.com platform, with one Weipin Coin granted for two Renminbi spent on purchases. Weipin Coin can either be redeemed into coupons to be applied on subsequent purchases, or directly offset against payments for subsequent purchases. We accrued liabilities for the estimated value of the Weipin Coins released for redemption, which was based on all outstanding reward points related to prior purchases at the end of each reporting period, as we do not have sufficient historical data to reasonably estimate the usage rate of these new reward points.

        These liabilities reflect our management's best estimate of the cost of future redemptions. These liabilities reflect our management's best estimate of the cost of future redemptions. As of December 31, 2013, 2014 and 2015, we recorded deferred revenue related to reward points earned from prior purchases of RMB113.8 million, RMB171.2 million and RMB87.0 million (US$13.4 million), respectively.

        We do not charge any membership fees to our registered members. New members who register on our platforms or existing members who introduce new members to us are granted free Weipin Coins, which can be used to offset against payments for future purchases. These Weipin Coins are not related to prior purchases and are recorded as reduction of revenues at the time of use.

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

        We conduct product promotional activities for certain brands on our website, including advanced and prominent placement of vendors' products on our website, and technical consultation services related to on-line advertising. Moreover, we also provide inventory and warehouse management services to certain suppliers. These revenues are recognized over the period during which the services are provided and the revenues are earned, net of business tax of approximately 5% of service revenues or 6% value-added tax, or VAT, as a result of the VAT Pilot Program.

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

        We recorded RMB205.4 million, RMB218.1 million and RMB293.9 million (US$45.4 million) in inventory write-downs in 2013, 2014 and 2015, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 2.6% in 2013, 1.3% in 2014 and 1.0% in 2015. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory.

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

        We provide financing to some of our suppliers by advancing them cash for portions of accounts payables we owe them and receive interest over the financing periods, which are presented as a reduction to cost of goods sold.

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

        We assess the inventory write-down based on different product categories and applies a certain percentages based on aging. Our company classifies all goods into the following two categories: non-returnable goods and returnable goods. Non-returnable Goods cannot be returned to suppliers and general inventory write-down of different percentages are applied to these goods within the different aging categories. These percentages were developed based on historical write-down on these different types of goods. In addition to general write-down, specific write-down will also be applied to non-returnable goods if assessed to be needed based on the factors mentioned above. Returnable goods will have no general write-down based on aging but specific write down will be made at the end of each reporting periods based on forecast sales, conditions of the goods and planned promotions.

        Write downs are recorded in cost of goods sold in the consolidated statements of income and comprehensive income.

Land use rights

        Land use rights represent amounts paid for our lease for the use right of lands located in Zhaoqing City, Tianjin City and Jianyang City in China. Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are generally 50 years and represent the shorter of the estimated usage periods or the terms of the agreements.

        We account for the land use rights arrangement as an operating lease as the arrangements pursuant to which the land is leased do not contain any provisions for the transfer of ownership or bargain-purchase-options.

        In light of the change in our business strategy, the purpose of purchasing land use rights is to construct buildings or other facilities on the land subject to the land use rights agreements. We have moved our presentation and report payments for land use rights from operating activities into within investing activities on our consolidated statement of cash flows from the year ended December 31,

2015. The same change was made retrospectively, with reclassification of RMB127.2 million as purchase of land use rights for the year ended December 31, 2014 moved from operating activities to investing activities for consistency.

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

        We evaluate the recoverability of identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that these assets' carrying amounts may not be recoverable. We measure the carrying amount of identifiable intangible asset with determinable useful live against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. We reassessed that the future undiscounted cash flow of certain trademarks is less than the carrying amount of the assets, and we recorded impairments on intangible assets in the amount of nil, RMB16.9 million and nil in 2013, 2014 and 2015, respectively.

        Intangible assets arising from business combination.    Identifiable intangibles assets are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the "contractual-legal" or "separability" criterion. Intangible assets with a definite economic life are carried at cost less accumulated amortization. Amortization for identifiable intangibles assets are computed using the straight-line method over the intangible assets' economic lives.

        Estimated economic lives of the intangible assets are as follows:

Classification	Estimated Economic Life
Customer relationship	4 - 5 years
Trademarks	2 - 5 years
Non-compete agreements	3 years
Domain names	2 - 3 years

        We considered the following valuation methods and significant assumptions in evaluating certain significant intangible assets acquired in the business combination:

  Trademarks

        The fair value of trademarks was determined using the relief-from-royalty method, which is a specific application of the discounted-cash-flow method under the income approach. It is based on the principle that ownership of intangible asset relieves the owner of the need to pay a royalty to another party in exchange for rights to use the asset. The most significant assumptions used to determine the fair value of trademarks include (a) the estimation of a fair royalty rate of 0.55% for the subject trademarks, determined with reference to the relevant licensing transaction as well as the profitability of the business, and (b) a discount rate of 23% which is commensurate with the weighted average cost of capital, or WACC, of the acquired company's business of 22%, plus a 1% premium for the risk associated with the trademarks.

  Customer Relationships

        The fair value of customer relationships was determined based on the excess earnings method under the income approach. The excess earnings method assumes that the value of an intangible asset equals the present value of the incremental after-tax cash flows attributable to the subject intangible asset. The most significant assumptions used include (a) an estimation of the future revenue expected from the existing customers, (b) an attrition rate of 25.1% based on historical statistics of revenue generated from old customers and new customers, and an estimated useful life of customer relationships of 10 years, and (c) a discount rate of 23% which is commensurate with the WACC of 22%, plus a 1% risk premium attributable to customer relationships.

  Non-compete Agreements

        The fair value of non-compete agreements was determined based on the incremental cash flow analysis method under the income approach, which takes into consideration the cash flow increments between the scenario where a non-compete agreement is not in place and the scenario where a non-compete agreement is in place for a period of 3 years from the acquisition. The most significant assumptions include (a) without the non-compete agreement, the revenues would be reduced by 40%, 30% and 20%, respectively, in the next three years, and (b) a discount rate of 22% which is consistent with the WACC of the business.

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

        In 2014, we conducted first step of the quantitative impairment test to compare the carrying value of the lefeng.com reporting unit, including assigned goodwill, to its respective fair value. The fair value of the lefeng.com reporting unit was estimated by using the income approach. Based on the quantitative test, it was determined that the fair value of the reporting unit tested exceeded its carrying amount by 18%, and therefore, step two of the two-step goodwill impairment test was not required. We concluded that goodwill was not impaired as of December 31, 2014.

        In 2015, we conducted first step of the quantitative impairment test to compare the carrying value of the vip.com reporting unit which combined with lefeng.com as lefeng.com has been fully integrated into the operation of vip.com. The fair value of the reporting unit was estimated by using the income approach. Based on the quantitative test, it was determined that the fair value of the reporting unit tested exceeded its carrying amount by 1,517%, and therefore, step two of the two-step goodwill impairment test was not required. We concluded that goodwill was not impaired as of December 31, 2015.

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

        For our majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to us. Consolidated net income on the consolidated statements of income includes the net income (loss) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in our consolidated balance sheets.

Investment in affiliated companies

        Affiliated companies are entities of which we hold ownership interest in common stock or in-substance common stock and over which we have significant influence, but which we do not control. We generally consider an ownership interest of 20% or higher to represent significant influence.

        Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statement of income and comprehensive income and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between our affiliated companies and us are eliminated to the extent of our interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an affiliated company equals to or exceeds our interest in the affiliated company, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliated company.

        We are required to perform an impairment assessment of our investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

        We assess our equity investments for other-than-temporary impairment by considering all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing needs, our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, and the severity and duration of the impairment. We have recorded nil, nil and RMB58.5 million (US$9.0 million) impairment loss on equity investments for the years ended December 31, 2013, 2014 and 2015, respectively. The other-than-temporary impairment recorded in 2015 on the equity affiliate was due to sustained depression of the affiliate's expected results of operations. The deterioration in financial condition and near term prospects of the investments may lead to an other-than-temporary impairment assessment in 2016.

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

2014 share incentive plan

        In July 2014, we adopted our 2014 Plan, under which we are authorized to issue to our employees, directors, officers and consultants (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by our board of directors. As of the date of this annual report, we have not yet granted options to purchase any Class A ordinary shares and 984,082 restricted shares have been granted and are outstanding under the 2014 Plan.

Share-based Incentive Grants

        The table below sets forth information concerning options, restricted shares and ordinary shares granted to our directors, executives, other employees and consultants as of December 31, 2015:

Grant Year	Number of ordinary shares underlying options grants/ number of ordinary shares granted		Option exercise price per share	Fair value of options at date of grant	Fair value of ordinary shares	Type of valuation(1)
2011	20,153,257	(2)	—	—	3.43 to 4.08	Retrospective
	2,966,250		0.50	2.94 to 2.99	3.40 to 3.44	Retrospective
	2,730,888		0.50 to 2.52	3.32 to 4.61	4.31 to 6.36	Contemporaneous
2012	758,048	(3)	2.50 to 2.52	1.24 to 3.60	2.51 to 4.70	Contemporaneous
	741,500	(4)	—	—	2.76 to 3.75	Contemporaneous
2013	450,569		0.50 to 2.50	8.45 to 12.28	8.45 to 12.28	Contemporaneous
	1,483,600	(5)	—	—	8.92 to 21.21	Contemporaneous
2014	1,932,680	(6)	—	—	41.84 to 114.65	Contemporaneous
2015	951,684	(7)	—	—	81.20 to 146.55	Contemporaneous

(1)
We did not have to prepare any financial statements in conformity with U.S. GAAP until we decided to pursue an initial public offering in the U.S. in the third quarter of 2011. In the process of preparing U.S. GAAP financial statements for our initial public offering, we significantly formalized and refined our projections. We believe that these refined projections are more reliable than those previously used. Consequently, our valuations in determining the fair value of our ordinary shares before the availability of the revised financial projections, including as of February 21, 2011, March 18, 2011, March 28, 2011 and June 15, 2011, have all been prepared on a retrospective basis, while the valuations in determining the fair value of our ordinary shares or option exercise price per share as of and since July 10, 2011 have been prepared on a contemporaneous basis.

(2)
18,632,250 shares were unvested restricted shares held by our founders as of February 21, 2011.

(3)
Options to purchase 204,910 ordinary shares were issued to our third-party consultant. We measure the equity instruments at their then-current fair values at each of the financial reporting dates, and attributes the changes in those fair values over the future services period until the measurement date has been established. Moreover, options to purchase 101,138 ordinary shares were issued to two of our independent directors.

(4)
During 2012, a total of 741,500 non-vested shares were granted to an executive officer and employees under the 2012 Plan. The fair values of non-vested shares are measured at the fair value of our ordinary shares on the respective grant-dates.

(5)
During 2013, a total of 1,483,600 non-vested shares were granted to an executive officer, employees, members of audit committee and consultants under the 2012 Plan. The fair values of non-vested shares are measured at the fair value of our ordinary shares on the respective grant dates.

(6)
During 2014, a total of 1,932,680 non-vested shares were granted to an executive officer, employees and members of audit committee under the 2014 Plan. The fair values of non-vested shares are measured at the fair value of our ordinary shares on the respective grant dates.

(7)
During 2015, a total of 951,684 non-vested shares were granted to an executive officer and employees under the 2014 Plan. The fair values of non-vested shares are measured at the fair value of our ordinary shares on the respective grant dates.

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

Recent Accounting Pronouncements

        ASU 2014-09

        In May 2014, the Financial Accounting Standards Board, or FASB, issued "Revenue from Contracts with Customers (Topic 606)." The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board, providing a framework to address revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

  •
  Step 1: Identify the contract(s) with a customer.

  •
  Step 2: Identify the performance obligations in the contract.

  •
  Step 3: Determine the transaction price.

  •
  Step 4: Allocate the transaction price to the performance obligations in the contract.

  •
  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

        ASU 2014-09 is originally effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

         ASU-2014-12

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

        In August 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements. Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016. The adoption of this ASU is not expected to have a material impact on our consolidated financial results or disclosures.

         ASU 2015-01

        In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of extraordinary items. This ASU will also align more closely U.S. GAAP income statement presentation guidance with IAS 1, Presentation of Financial Statements, which prohibits the presentation and disclosure of extraordinary items.

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

         ASU 2015-02

        In February 2015, the FASB issued a new pronouncement "Amendments to the Consolidation Analysis" regarding consolidation of legal entities such as limited partnerships, limited liability corporations, and securitization structures. The guidance eliminates the deferral issued by the FASB in February 2010 of the accounting guidance for variable interest entity, or VIE, for certain investment funds, including mutual funds, private equity funds and hedge funds. In addition, the guidance amends the evaluation of fees paid to a decision maker or a service provider, and exempts certain money market funds from consolidation. The guidance will be effective for accounting periods beginning after December 15, 2015 with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial results or disclosures.

         ASU 2015-03

        In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. The ASU changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In addition, it converges the guidance in U.S. GAAP with that in IFRSs, under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Subsequent in August 2015, the FASB issued ASU 2015-15 related with the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, under which the SEC staff stated it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The adoption of this ASU is not expected to have a material impact on our consolidated financial results or disclosures.

         ASU 2015-11

        In July 2015, the FASB issued ASU 2015-11 as part of its simplification initiative. The ASU changes the way of measurement on inventory, which currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value. Subsequent measurement is unchanged for inventory measured using last-in, first-out, or LIFO, or the retail inventory method. For public business entities, ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

         ASU 2015-16

        In September 2015, the FASB issued ASU2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The new standard is effective for fiscal years beginning after December 15, 2015, including interim periods within that reporting period and early adoption is permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial results or disclosures.

         ASU 2015-17

        In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial results or disclosures.

         ASU 2016-01

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. We will need to conduct a detailed review before we can determine if the adoption of this ASU will have a material impact on our consolidated financial results or disclosures.

         ASU 2016-02

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors' accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. We will need to conduct a detailed review before we can determine if the adoption of this ASU will have a material impact on our consolidated financial results or disclosures.

         ASU 2016-06

        In March 2016, the FASB issued ASU 2016-06, which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this ASU on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We will need to conduct a detailed review before we can determine if the adoption of this ASU will have a material impact on our consolidated financial results or disclosures.

         ASU 2016-07

        In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. We will need to conduct a detailed review before we can determine if the adoption of this ASU will have a material impact on our consolidated financial results or disclosures.

         ASU 2016-08

        In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the FASB'ss new revenue standard (ASC 606). The amendments in this ASU clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. We will need to conduct a detailed review before we can determine if the adoption of this ASU will have a material impact on our consolidated financial results or disclosures.

         ASU 2016-09

        In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. We will need to conduct a detailed review before we can determine if the adoption of this ASU will have a material impact on our consolidated financial results or disclosures.

Internal Control Over Financial Reporting

        We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies' internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company's internal control over financial reporting for the year ended December 31, 2015, to be included in this annual report, as we ceased to be an emerging growth company under the JOBS Act in 2013. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2015. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2015.

Inflation

        Inflation in China has not historically materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014, and 2015 in China were increases of 2.5%, 1.5%, and 1.6%, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

	For the year ended December 31,
	2013		2014		2015
	RMB'000%		RMB'000%		RMB'000	US$'000%
Product revenues	10,321,836	99.1	22,685,111	98.1	39,409,961	6,083,850	98.0
Other revenues	98,958	0.9	444,202	1.9	793,251	122,457	2.0

Total net revenues	10,420,794	100.0	23,129,313	100.0	40,203,212	6,206,307	100.0
Cost of goods sold(1)	(7,916,298)	(76.0)	(17,378,044)	(75.1)	(30,306,723)	(4,678,552)	(75.4)

Gross profit	2,504,496	24.0	5,751,269	24.9	9,896,489	1,527,755	24.6
Operating expenses(2)
Fulfillment expenses(3)	(1,214,945)	(11.7)	(2,268,949)	(9.8)	(3,667,031)	(566,092)	(9.1)
Marketing expenses	(457,562)	(4.4)	(1,164,149)	(5.0)	(2,089,348)	(322,540)	(5.2)
Technology and content expenses	(248,128)	(2.4)	(670,998)	(2.9)	(1,076,520)	(166,186)	(2.7)
General and administrative expenses	(306,749)	(2.9)	(967,463)	(4.2)	(1,301,472)	(200,913)	(3.2)

Total operating expenses	(2,227,384)	(21.4)	(5,071,559)	(21.9)	(8,134,371)	(1,255,731)	(20.2)
Other income	53,486	0.5	153,977	0.6	308,431	47,614	0.8

Income from operations	330,598	3.1	833,687	3.6	2,070,549	319,638	5.2
Other non-operating income	—	—	20,300	0.1		—	—
Impairment loss of investments	—	—	(6,166)	(0.0)	(99,749)	(15,398)	(0.3)
Interest expense	—	—	(75,249)	(0.3)	(85,762)	(13,239)	(0.2)
Interest income	96,220	0.9	288,622	1.2	267,208	41,250	0.7
Exchange gain (loss)	8,334	0.1	(853)	(0.0)	(101,726)	(15,704)	(0.3)

Income before income tax and share of loss of affiliates	435,152	4.1	1,060,341	4.6	2,050,520	316,547	5.1
Income tax expense	(113,932)	(1.1)	(245,032)	(1.0)	(457,745)	(70,664)	(1.1)
Share of loss of affiliates	—	—	(62,716)	(0.3)	(84,063)	(12,977)	(0.2)

Net income	321,220	3.0	752,593	3.3	1,508,712	232,906	3.8
Net loss attributable to non-controlling interests	—	—	(88,693)	(0.3)	(80,953)	(12,497)	(0.2)
Net income attributable to ordinary shareholders	321,220	3.0	841,286	3.6	1,589,665	245,403	4.0

(1)
Excluding shipping and handling expenses, and including inventory write down which amounted to RMB205.4 million, RMB218.1 million and RMB293.9 million (US$45.4 million) in the years ended December 31, 2013, 2014 and 2015, respectively.

(2)
Including share-based compensation expenses as set forth below:

	For the year ended December 31,
	2013	2014	2015
	RMB'000	RMB'000	RMB'000	US$'000
Allocation of share-based compensation expenses*
Fulfillment expenses	(4,432)	(10,822)	(18,665)	(2,882)
Marketing expenses	(2,342)	(17,293)	(19,938)	(3,078)
Technology and content expenses	(20,117)	(103,160)	(126,274)	(19,493)
General and administrative expenses	(49,614)	(94,219)	(138,064)	(21,313)

Total	(76,505)	(225,494)	(302,941)	(46,766)

*
The share-based compensation expenses for 2013 included RMB76.5 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and consultants. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB91.5 million and RMB106.9 million, and were expected to be recognized over a weighted-average period of 2.09 years and 3.26 years on a straight-line basis as of December 31, 2013, respectively. The share-based compensation expenses for 2014 included RMB225.5 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and consultants. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB29.4 million and RMB598.2 million, and were expected to be recognized over a weighted-average period of 1.34 years and 3.20 years on a straight-line basis as of December 31, 2014, respectively. The share-based compensation expenses for 2015 included RMB302.9 million (US$46.8 million) share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and consultants. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB6.9 million (US$1.1 million) and RMB914.0 million (US$141.1 million), and were expected to be recognized over a weighted-average period of 1.02 years and 2.97 years on a straight-line basis as of December 31, 2015, respectively. See "Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Share-based compensation" for details.
(3)
Including shipping and handling expenses, which amounted to RMB721.6 million, RMB1.17 billion and RMB1.71 billion (US$264.7 million) in the years ended December 31, 2013, 2014 and 2015, respectively.

Comparison of 2014 and 2015

        Net Revenues.    Our total net revenues increased from RMB23.13 billion in 2014 to RMB40.20 billion (US$6.21 billion) in 2015, primarily attributable to the increase in the number of active customers and total orders. The number of our active customers increased significantly from 24.3 million in 2014 to 36.6 million in 2015. The number of our total orders increased from 118.0 million in 2014 to 193.1 million in 2015, mainly due to the increase in the number of active customers during the period. The increase was primarily due to overall growth in the industry, our further optimized product selection and enhancement of our warehousing capabilities and merchandising and IT infrastructures. Through our five regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2015. 93.9% of the total orders we fulfilled in 2015 were placed by repeat customers, as compared to 92.3% in 2014.

        Cost of Goods Sold.    Our cost of goods sold increased from RMB17.38 billion in 2014 to RMB30.31 billion (US$4.68 billion) in 2015, primarily attributable to the significant increase in products procured from our brand partners in line with our significantly higher sales volume.

        We recorded RMB218.1 million and RMB293.9 million (US$45.4 million) in inventory write-downs in 2014 and 2015, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 1.3% in 2014 and 1.0% in 2015. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. The increase in write-downs from 2014 to 2015 was as a result of an increase in special sales promotion events in 2015 compared to 2014 due to more intensive competition in the market, as special sales promotions are more likely to result in write-downs due to the significant discounts offered. The primary reason for the decrease in percentage of costs of goods sold was the significant increase in our sales volume.

        The amount we write down is calculated based on factors such as whether the goods are returnable to vendors, inventory aging, damages, historical and forecast consumer demand, and the promotional environment. We assess the inventory write down based on different product categories and apply a certain percentage based on aging. We classify all goods into the following two categories:

  •
  Non-returnable Goods.    These goods cannot be returned to suppliers and general inventory write down of different percentages are applied to these goods within the different aging categories. These percentages were developed based on historical write down on these different types of goods. In addition to general write down, specific write down will also be applied to non-returnable goods if assessed to be needed based on the factors mentioned above.

  •
  Returnable Goods.    Returnable goods will have no general write-down based on aging, but a specific write-down will be made at the end of each reporting period based on forecast sales, conditions of the goods and planned promotions.

        Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased from RMB5.75 billion in 2014 to RMB9.90 billion (US$1.53 billion) in 2015. Our gross margin slightly decreased from 24.9% in 2014 to 24.6% in 2015, primarily due to the increasing promotional activities and sales to drive growth of users and orders via the online platforms.

        Operating Expenses.    Our operating expenses increased from RMB5.07 billion in 2014 to RMB8.13 billion (US$1.26 billion) in 2015, primarily due to the following factors:

  •
  Fulfillment expenses.  Our fulfillment expenses increased from RMB2.27 billion in 2014 to RMB3.67 billion (US$566.1 million) in 2015. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB1.17 billion in 2014 to RMB1.71 billion (US$264.7 million) in 2015. These increases were primarily attributable to the significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits and increase in rental expenses and depreciation expenses in connection with our expanded warehouse facilities. In 2015, we fulfilled over 193.1 million customer orders, as compared to 118.0 million customer orders in 2014. Our fulfillment expenses as a percentage of our total net revenues decreased from 9.8% in 2014 to 9.1% in 2015, primarily due to scale effect associated with the rapid growth in total net revenues and improved efficiency of regional warehouses. Throughout 2015, we continued to utilize the regional logistics hubs in Guangdong Province, Jiangsu Province, Sichuan Province, Tianjin, and Hubei Province. In addition, our regional logistics hubs enabled us to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies.

  •
  Marketing expenses.  Our marketing expenses increased from RMB1.16 billion in 2014 to RMB2.09 billion (US$322.5 million) in 2015, primarily attributable to our increased marketing and brand promotion activities. Our marketing expenses as a percentage of our total net revenues also slightly increased from 5.0% in 2014 to 5.2% in 2015, reflecting our strategy to drive long-term growth through increasing investments in strengthening our brand awareness, attracting more mobile users, and expanding market share especially within product categories such as cosmetics, home goods, and baby and child care products.

  •
  Technology and content expenses.  Our technology and content expenses increased from RMB671.0 million in 2014 to RMB1.08 billion (US$166.2 million) in 2015, primarily attributable to the headcount increase of our IT personnel in connection with our expansion of IT capacities and increased compensation and benefit. On the other hand, our technology and content expenses decreased from 2.9% to 2.7% as a percentage of our total net revenues during the same period, primarily due to the scale effect associated with the growth in total net revenue.

  •
  General and administrative expenses.  Our general and administrative expenses increased from RMB967.5 million in 2014 to RMB1.30 billion (US$200.9 million) in 2015 due to the increased scale of our business. On the other hand, our general and administrative expenses as a percentage of our total net revenues decreased from 4.2% to 3.2% during the same period, primarily due to the scale effect associated with the growth in total net revenue.

        Other Income.    Our other income amounted to RMB308.4 million (US$47.6 million) in 2015, as compared to RMB154.0 million in 2014. Our other income in 2015 was primarily due to income derived from providing ancillary services to our suppliers, government grants and tax rebates.

        Other Non-operating Income.    Our non-operating income decreased from RMB20.3 million in 2014 to nil in 2015, primarily due to our receipt of government subsidies in 2014 and the lack of such government subsidies in 2015.

        Impairment Loss of Investments.    We incurred RMB99.7 million (US$15.4 million) impairment loss of investments in 2015, as compared to RMB6.2 million in 2014, which was primarily due to the write-down of our investment related to cost method investees and an equity method affiliate, Ovation, in 2015. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Certain of our investments are in development stage companies whose success depends on factors including the ability of the investee companies to raise additional funds in financial markets that can be volatile and other key business factors, any of which may impact our ability to recover the investment. The other-than-temporary impairment recorded in 2015 on the equity affiliate was due to sustained depression of the affiliate's expected results of operations.

        Interest Expense.    We incurred RMB85.8 million (US$13.2 million) interest expenses in 2015, as compared to RMB75.2 million in 2014 primarily as a result of the 2014 offering in connection with the 1.50% convertible senior notes due 2019.

        Interest Income.    Our interest income slightly decreased from RMB288.6 million in 2014 to RMB267.2 million (US$41.3 million) in 2015 primarily due to the decrease of interest bearing investments, such as the short-term deposits and held-to-maturity securities in the banks.

        Share of Loss of Affiliates.    Our share of loss of affiliates increased from RMB62.7 million in 2014 to RMB84.1 million (US$13.0 million) in 2015, which was primarily due to our share of losses of the 23% equity interest in Ovation, and the amortization adjustment of basis difference between our investment cost and underlying equity in net assets of Ovation from the date of acquisition in February 2014.

        Net Income.    As a result of the foregoing, we recorded a net income of RMB1.51 billion (US$232.9 million) in 2015 as compared to a net income of RMB752.6 million in 2014.

        Net Loss Attributable to Non-controlling Interests.    Our net loss attributable to non-controlling interests decreased from RMB88.7 million in 2014 to RMB81.0 million (US$12.5 million) in 2015, which was primarily due to the loss attributable to 25% non-controlling interest holders of Lefeng from the date of acquisition of Lefeng.

Comparison of 2013 and 2014

        Net Revenues.    Our total net revenues increased from RMB10.42 billion in 2013 to RMB23.13 billion in 2014, primarily attributable to the increase in the number of active customers and total orders. The number of our active customers increased significantly from 9.6 million in 2013 to 24.3 million in 2014. The number of our total orders increased from 51.4 million in 2013 to 118.0 million in 2014, mainly due to the increase in the number of active customers during the period. The increase was primarily due to overall growth in the industry, our further optimized product selection and enhancement of our warehousing capabilities and merchandising and IT infrastructures. Through our five regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2014. 92.3% of the total orders we fulfilled in 2014 were placed by repeat customers, as compared to 93.3% in 2013.

        Cost of Goods Sold.    Our cost of goods sold increased from RMB7.92 billion in 2013 to RMB17.38 billion in 2014, primarily attributable to the significant increase in products procured from our brand partners in line with our significantly higher sales volume.

        We recorded RMB205.4 million and RMB218.1 million in inventory write- downs in 2013 and 2014, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 2.6% in 2013 and 1.3% in 2014. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. The increase in write-downs from 2013 to 2014 was as a result of an increase in special sales promotion events in 2014 compared to 2013 due to more intensive competition in the market, as special sales promotions are more likely to result in write-downs due to the significant discounts offered.

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

        Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased from RMB2.50 billion in 2013 to RMB5.75 billion in 2014. Our gross margin increased from 24.0% in 2013 to 24.9% in 2014, primarily due to increased economies of scale in sourcing merchandise from our suppliers which in turn increased our bargaining power.

        Operating Expenses.    Our operating expenses increased from RMB2.23 billion in 2013 to RMB5.07 billion in 2014, primarily due to the following factors:

  •
  Fulfillment expenses.  Our fulfillment expenses increased from RMB1.21 billion in 2013 to RMB2.27 billion in 2014. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB721.6 million in 2013 to RMB1.17 billion in 2014. These increases were primarily attributable to the significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits and increase in rental expenses in connection with our expanded warehouse facilities. In 2014, we fulfilled over 118.0 million customer orders, as compared to 51.4 million customer orders in 2013. Our fulfillment expenses as a percentage of our total net revenues decreased from 11.7% in 2013 to 9.8% in 2014, primarily due to scale effect associated with the rapid growth in total net revenues and improved efficiency of regional warehouses. Throughout 2014, we continued to utilize the regional logistics hubs in Guangdong Province, Jiangsu Province, Sichuan Province, Tianjin, and Hubei Province. In addition, our regional logistics hubs enabled us to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies.

  •
  Marketing expenses.  Our marketing expenses increased from RMB457.6 million in 2013 to RMB1.16 billion in 2014, primarily attributable to our increased marketing and brand promotion activities. Our marketing expenses as a percentage of our total net revenues also increased from 4.4% in 2013 to 5.0% in 2014, reflecting our strategy to drive long-term growth through increasing investments in strengthening our brand awareness, attracting more mobile users, and expanding market share especially within product categories such as cosmetics, home goods, and baby and child care products.

  •
  Technology and content expenses.  Our technology and content expenses increased from RMB248.1 million in 2013 to RMB671.0 million in 2014, primarily attributable to the headcount increase of our IT personnel in connection with our expansion of IT capacities and increased compensation and benefit. Accordingly, our technology and content expenses increased from 2.4% to 2.9% as a percentage of our total net revenues during the same period.

  •
  General and administrative expenses.  Our general and administrative expenses increased from RMB306.7 million in 2013 to RMB967.5 million in 2014 due to the increased scale of our business. Our general and administrative expenses as a percentage of our total net revenues also increased from 2.9% to 4.2% during the same period, primarily due to headcount expansion associated with the growth in our overall business, the amortization of intangible assets resulting from the Lefeng acquisition, as well as the increase in online payment expenses.

        Other Income.    Our other income amounted to RMB154.0 million in 2014, as compared to RMB53.5 million in 2013. Our other income in 2014 was primarily due to income derived from providing ancillary services to our suppliers, project-based government grants and tax rebates.

        Other Non-operating Income.    Our non-operating income increased from nil in 2013 to RMB20.3 million in 2014, primarily due to our receipt of government subsidies in 2014 and the lack of such government subsidies in 2013.

        Interest Expense.    We did not incur any interest expense in 2013. However, we incurred RMB75.2 million interest expenses in 2014 primarily as a result of the 2014 offering in connection with the 1.50% convertible senior notes due 2019.

        Interest Income.    Our interest income increased from RMB96.2 million in 2013 to RMB288.6 million in 2014 primarily due to our increased cash balance which we used for bank deposits and other investment activities.

        Share of Loss of Affiliates.    Our share of loss of affiliates increased from nil in 2013 to RMB62.7 million in 2014, which was primarily due to our share of losses of the equity interest in Ovation, and the amortization adjustment of basis difference between our investment cost and underlying equity in net assets of Ovation from the date of acquisition in February. We did not have any investment in affiliates in 2013.

        Net Income.    As a result of the foregoing, we recorded a net income of RMB752.6 million in 2014 as compared to a net income of RMB321.2 million in 2013.

        Net Loss Attributable to Non-controlling Interests.    Our net loss attributable to non-controlling interests increased from nil in 2013 to RMB88.7 million in 2014, which was primarily due to the loss attributable to 25% non-controlling interest holders of Lefeng from the date of acquisition of Lefeng. We did not have any non-controlling interest in 2013.

B
Liquidity and Capital Resources

        As of December 31, 2013, 2014 and 2015, we had RMB2.03 billion, RMB4.79 billion and RMB3.32 billion (US$513.2 million), respectively, in cash and cash equivalents. We had held-to-maturity securities with an aggregate outstanding amount of RMB1.81 billion (US$279.0 million) as of December 31, 2015. Our cash and cash equivalents primarily consist of cash on hand, short-term bank demand deposits and highly liquid investments with maturities of less than three months. We believe that our current cash and cash equivalents, our anticipated cash flows from operations together with the net proceeds that we received from the 2013 offering and the 2014 offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

        As of December 31, 2014 and 2015, our cash and cash equivalents and held-to-maturity securities are held in the following currency denominations and jurisdictions in which our subsidiaries domiciled:

	As of December 31,
	2014				2015
Currency Denomination	Subsidiaries in PRC RMB'000	Subsidiaries in HK RMB'000	Subsidiary in USA RMB'000	Total RMB'000	Subsidiaries in PRC RMB'000	Subsidiaries in HK RMB'000	Subsidiary in USA RMB'000	Total RMB'000
RMB	5,554,274	2,031,718	—	7,585,992	4,773,333	250,555	—	5,023,888
USD	330,704	639,019	2,966	972,689	29,995	68,693	2,089	100,777
Others	—	408	—	408	—	7,122	—	7,122

Total	5,884,978	2,671,145	2,966	8,559,089	4,803,328	326,370	2,089	5,131,787

        As of December 31, 2014 and 2015, our cash and cash equivalents held by our consolidated affiliated entities and other entities in China are as follows:

	As of December 31,
	2014	2015
	RMB'000	RMB'000	US$'000
Cash and cash equivalents:
Consolidated affiliated entities	1,382,541	1,846,727	285,086
Other entities in China	734,099	1,149,198	177,406

Total	2,116,640	2,995,925	462,492

        As of December 31, 2014 and 2015, our held-to-maturity securities held by our consolidated affiliated entities and other entities in China are as follows:

	As of December 31,
	2014	2015
	RMB'000	RMB'000	US$'000
Held-to-maturity securities:
Consolidated affiliated entities	2,641,798	1,202,011	185,559
Other entities in China	1,126,540	605,392	93,456

Total	3,768,338	1,807,403	279,015

        The PRC governmental authorities impose controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade- and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our WFOEs in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends out of China complies with certain procedures under PRC foreign exchange regulations, such as the requirement of overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. There is no requirement on U.S. investors to complete registration or obtain approval from appropriate government authorities before they can receive dividend payments from our Cayman company. The PRC government may also in the future in its discretion restrict access to foreign currencies for current account transactions. If the PRC foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2013	2014	2015
	RMB'000	RMB'000	RMB'000	US$'000
Net cash from operating activities	2,633,282	3,262,662	1,915,086	295,638
Net cash used in investing activities	(1,941,839)	(4,253,380)	(2,937,309)	(453,443)
Net cash provided by financing activities	574,137	3,852,133	(539,134)	(83,228)
Effect of exchange rate changes	(14,793)	(96,928)	94,990	14,664
Cash and cash equivalents at beginning of year	775,477	2,026,264	4,790,751	739,565

Cash and cash equivalents at end of year	2,026,264	4,790,751	3,324,384	513,196

Operating Activities

        Net cash from operating activities amounted to RMB1.92 billion (US$295.6 million) in 2015, which was primarily attributable to a net income of RMB1.51 billion (US$232.9 million), adjusted for certain non-cash expenses consisting primarily of share-based compensation expenses of RMB302.9 million (US$46.8 million) which was higher than 2014 due to the increase in our number of employees, inventory write-downs of RMB293.9 million (US$45.4 million) which increased from 2014 due to more sales promotions and growth in our business, depreciation of property and equipment of RMB291.4 million (US$45.0 million) attributable to increases in warehouse and logistic facilities, amortization of intangible assets of RMB289.6 million (US$44.7 million), and changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (1) an increase in accounts payable of RMB643.4 million (US$99.3 million), accrued expenses and other current liabilities of RMB537.3 million (US$82.9 million), primarily attributable to an increase in accrued shipping and handling expenses, accrued advertising expenses, and accrued payroll and social benefit provisions, all driven by the growth in our business, and (2) an increase in advances from customers of RMB585.6 million (US$90.4 million) primarily attributable to increased sales volume. These increases were partially offset by an increase in accounts receivable of RMB279.2 million (US$43.1 million) primarily due to our newly developed consumer financing business in 2015, a significant increase in inventories of RMB1.27 billion (US$196.4 million) due to increase in sales volume, an increase in other receivables and prepayments of RMB1.09 billion (US$168.9 million) primarily related to prepayment to suppliers as a result of our increased sales volume and scale of operations.

        Net cash from operating activities amounted to RMB3.26 billion in 2014, which was primarily attributable to a net income of RMB752.6 million, adjusted for certain non-cash expenses consisting primarily of share-based compensation expenses of RMB225.5 million, inventory write-downs of RMB218.1 million, depreciation of property and equipment of RMB110.0 million, amortization of intangible assets of RMB250.2 million, and changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (1) a significant increase in accounts payable of RMB2.86 billion, accrued expenses and other current liabilities of RMB1.07 billion, primarily attributable to an increase in accrued shipping and handling expenses, accrued advertising expenses, and accrued payroll and social benefit provisions, and (2) an increase in advances from customers of RMB625.2 million primarily attributable to increased sales volume. These increases were partially offset by an increase in accounts receivable of RMB23.0 million, a significant increase in inventories of RMB2.13 billion, an increase in other receivables and prepayments of RMB526.5 million as a result of our increased sales volume and scale of operations.

        Net cash from operating activities amounted to RMB2.63 billion in 2013, which was primarily attributable to a net income of RMB321.2 million, adjusted for certain non-cash expenses consisting primarily of share-based compensation expenses of RMB76.5 million and changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected a significant increase in accounts payable of RMB1.68 billion, accrued expenses and other current liabilities of RMB860.3 million, primarily attributable to the increased procurement of inventories in connection with our expanded business, increase in advances from customers of RMB449.2 million primarily attributable to our significant sales growth, a decrease in accounts receivable of RMB24.2 million due to our customers' increasing use of our online payment systems. These increases were partially offset by a significant increase in inventories of RMB943.7 million and an increase in other receivables and prepayments of RMB69.1 million as a result of our increased sales volume and scale of operations.

Investing Activities

        Net cash used in investing activities amounted to RMB1.94 billion, RMB4.25 billion and RMB2.94 billion (US$453.4 million) in the years ended December 31, 2013, 2014 and 2015, respectively. Our net cash used in investing activities in each period was attributable to capital expenditure relating to our leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software and land use rights. In addition, net cash changed in investing activities in 2015 was also attributable to RMB523.6 million (US$80.8 million) used in the investment in affiliates and other investments, RMB247.0 million (US$38.1 million) used in the investment in available-for-sale securities and RMB2.09 billion (US$323.3 million) from net investment in held-to-maturity securities.

Financing Activities

        Net cash used in financing activities amounted to RMB539.1 million (US$83.2 million) in 2015, primarily attributable to repurchase of ordinary shares of RMB650.2 million (US$100.4 million).

        Net cash provided by financing activities amounted to RMB3.85 billion in 2014, primarily attributable to net proceeds of RMB3.83 billion received from our 2014 offering. In addition, we received proceeds from issuance of Class A ordinary shares upon exercise of stock options RMB11.0 million in 2014.

        Net cash provided by financing activities amounted to RMB574.1 million in 2013, primarily attributable to net proceeds of RMB561.6 million received from our 2013 offering. In addition, we received RMB12.6 million as proceeds from issuance of ordinary shares upon exercise of stock options in 2013.

Capital Expenditures

        Our capital expenditures amounted to RMB133.9 million, RMB1.72 billion and RMB4.18 billion (US$644.5 million) in the years ended December 31, 2013, 2014 and 2015, respectively. Out of the foregoing capital expenditures, we paid nil, RMB127.2 million and RMB1.99 billion (US$307.5 million) in the years ended December 31, 2013, 2014 and 2015, respectively, to acquire use right of lands located in China. Prior to 2014, our capital expenditures were principally used for leasehold improvements, as well as purchases of office and other operating equipment, and IT software. Our capital expenditures increased significantly in 2014 through 2015 largely due to construction and expansion of warehouses, land use right and other logistic infrastructure. We expect our future capital expenditures to decrease in 2016 and 2017. Approximately 80% of such capital expenditures are expected to be used to further expand our fulfillment capabilities and infrastructure expansions, approximately 10% of such capital expenditures are expected to be used to enhance our website and IT systems, and approximately 10% of such capital expenditures are expected to be used for other purposes. We plan to fund these capital expenditures through our existing cash balances and our financing activities.

Holding Company Structure

        Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As of December 31, 2015, we set aside general reserve of RMB234.4 million (US$36.2 million).

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

        Our technology and content expenses consist primarily of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our websites, including model fees and professional photography expenses. We incurred RMB248.1 million, RMB671.0 million and RMB1.08 billion (US$166.2 million) in technology and content expenses in 2013, 2014 and 2015.

Intellectual Property

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2015, we owned 663 registered trademarks, copyrights to 43 software products developed by us relating to various aspects of our operations, and 232 registered domain names that are material to our business, including vip.com and vipshop.com.

D
Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2015 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F
Tabular Disclosure of Contractual Obligations

        We lease office space and certain equipment under non-cancelable operating lease agreements that expire at various dates from January 2016 through October 2025. These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our landlords. In the years ended December 31, 2013, 2014 and 2015, we incurred rental expenses of RMB84.0 million, RMB163.3 million and RMB191.3 million (US$29.5 million), respectively. Our purchase obligations as of December 31, 2013 amounted to RMB86.6 million, representing property, equipment, software contracts and land use rights. Our purchase obligations as of December 31, 2014 amounted to RMB530.0 million, representing property, equipment, software contracts and land use rights. Our purchase obligations as of December 31, 2015 amounted to RMB850.7 million (US$131.3 million), representing property, equipment, software contracts and land use rights.

        The following table sets forth our minimum lease payments under all non-cancelable leases and purchase obligations as of December 31, 2015:

		Payment due by period*
	Total*	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB'000)
Operating lease obligations	888,007	238,562	357,905	189,842	101,698
Purchase obligations	850,741	818,462	32,279	—	—
Convertible senior notes	4,312,312	61,458	122,916	4,127,938	—
Short-term loans*	96,033	96,033	—	—	—

*
The loan is guaranteed by a pledge of our held-to-maturity securities amounted to RMB100 million.
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

        You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A
Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	44	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	43	Vice Chairman of the Board of Directors, Chief Operating Officer
Bin Wu	42	Director
Jacky Yu Xu	44	Director
Frank Lin	51	Independent Director
Xing Liu	45	Independent Director
Nanyan Zheng	47	Independent Director
Kathleen Chien	46	Independent Director
Chun Liu	48	Independent Director
Donghao Yang	44	Chief Financial Officer
Daniel Kao	50	Chief Technology Officer
Maggie Mei Chuan Hung	48	Senior Vice President
Yizhi Tang	42	Senior Vice President

        Mr. Eric Ya Shen is our co-founder and has served as the chairman of our board of directors and chief executive officer since our inception in August 2010. He has over 20 years of experience in the distribution of consumer electronic products in domestic and overseas markets. Since 2001, Mr. Shen has served as the chairman of the board of directors of Guangzhou NEM Import and Export Co., Ltd., a company primarily engaging in the sales of consumer electronic and telecommunication products. Mr. Shen received an EMBA degree from Cheung Kong Graduate School of Business in 2010 and an associate degree in telecommunication from Shanghai Railway College in 1990.

        Mr. Arthur Xiaobo Hong is our co-founder and has served as the vice chairman of our board of directors since January 2011. Mr. Hong has served as our chief operating officer since August 2012. Mr. Hong has over 14 years of experience in the distribution of consumer electronic products in overseas markets. Mr. Hong has served as chairman of the board of directors of Société Europe Pacifique Distribution, a French company engaging in the distribution of consumer electronic products, since 1998. Mr. Hong graduated from Cheung Kong Graduate School of Business in 2010.

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

        Mr. Nanyan Zheng has served as our director since March 2012. Mr. Zheng is currently the chief executive officer of Plateno Group Ltd. Mr. Zhen founded Plateno Group Ltd. in 2013, which wholly owned 7 Days Groups Holdings Ltd. after its privatization and launched a series of new mid-level and upscale hotel brands. Mr. Zheng co-founded 7 Days Groups Holdings Ltd. and has been serving as its chief executive officer since October 2004. From 2000 to October 2004, Mr. Zheng worked for Ctrip.com International Ltd., a NASDAQ-listed company and a leading travel service provider in China, and served as vice president and general manager of southern China, and later as vice president of marketing in charge of national marketing. During 2001, Mr. Zheng also worked for the computer center of the Economic and Trade Commission of Guangdong Province. Mr. Zheng received a bachelor's degree from Sun Yat-Sen University in China.

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

        Mr. Chun Liu has served as our director since March 2013. Mr. Chun Liu is currently the chief culture officer of Zhong Nan Zhong Gong. Prior to joining Zhong Nan Zhong Gong, he was the senior vice president of iQiyi.com. Prior to joining iQiyi.com, he was vice president and managing director of Soho.com Inc. and chief operating officer of Sohu Video. Prior to joining Sohu, Mr. Liu worked with Phoenix TV from 2000 to 2011. His last position at Phoenix TV was the executive director and the head of Phoenix TV Beijing Program Center. Earlier in his career, Mr. Liu worked in the Youth Division and News Commentary Department at CCTV, China's state television broadcaster. As the executive producer of a famous program "News Investigation," he produced dozens of award winning documentaries. Mr. Chun Liu received an EMBA degree from Cheung Kong Graduate School of Business in China and a master's degree from the Communication University of China.

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

        Mr. Daniel Kao has served as our chief technology officer since June 2012. He has over 18 years of experience with leading e-commerce and Internet companies in the U.S. and China. Before joining our company, Mr. Kao was the director of site operation and quality engineering at eBay Inc. (NASDAQ: EBAY) from October 2010 to March 2012. During his tenure at eBay, Mr. Kao focused on customer service enhancements as well as online branding and organization growth strategies. Prior to that, he was the enterprise architect at AccelOps, a provider of integrated data center and cloud service monitoring software solutions to enterprises and service providers, from October 2007 to July 2008. In 2007, Mr. Kao co-founded and served as the chief technology officer of AdChina Ltd., a leading integrated Internet advertising platform in China, from March 2007 to October 2007. Mr. Kao received a bachelor's degree in computer science from Iowa State University in 1995.

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

B
Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2015, we paid an aggregate of RMB20.6 million (US$3.2 million) to our executive officers, and we paid an aggregate of RMB583 thousand (US$90 thousand) to our non-executive directors.

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

  2012 Share Incentive Plan

        In March 2012, we adopted our 2012 Plan, in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The plan permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the plan. The maximum aggregate number of shares that may be issued pursuant to our 2012 Plan is 9,000,000, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of this plan. As of the date of this annual report, options to acquire 450,569 Class A ordinary shares and 3,743,769 restricted shares have been granted and are outstanding under the 2012 Plan.

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

  2014 Share Incentive Plan

        In July 2014, we adopted our 2014 Plan, in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The plan permits the grant of options to purchase our ordinary shares, restricted shares, share appreciation rights, and other types of awards as deemed appropriate by the administrator under the plan. The maximum aggregate number of shares that may be issued pursuant to our 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors. As of the date of this annual report, 984,082 restricted shares have been granted and are outstanding under the 2014 Plan.

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

        As of the date of this annual report, other individuals as a group hold options to purchase 1,540,327 Class A ordinary shares of our company, with exercise prices of US$0.50, US$2.50 and US$2.52 per Class A ordinary share, as well as 379,386 restricted shares of our company.

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

D
Employees

        As of December 31, 2015, we had 29,720 full time employees, compared with 8,544 and 16,919 employees as of December 31, 2013 and 2014, respectively. We also employ independent contractors and part-time personnel from time to time. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2015:

Operations	Number of Employees
Products and merchandising	1,679
Business development, sales and marketing	193
Customer services	1,499
Technology support	2,349
Logistics and delivery	23,233
Administration and management	767

Total	29,720

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

E
Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016 by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The calculations in the shareholder table below are based on 117,074,312 Class A ordinary shares issued and outstanding as of March 31, 2016 on an as-converted basis, assuming all 16,510,358 Class B ordinary shares issued and outstanding are converted into the same number of Class A ordinary shares.

	Ordinary Shares Beneficially Owned Number(1)	%(2)
Directors and Executive Officers*:
Eric Ya Shen(3)	16,510,358	14.1
Arthur Xiaobo Hong(4)	8,952,810	7.6
Jacky Xu(5)	3,952,155	3.4
Bin Wu(6)	1,868,187	1.6
Frank Lin(7)	1,357,524	1.2
Xing Liu(8)	**	**
Nanyan Zheng(9)	**	**
Kathleen Chien(10)	**	**
Chun Liu(11)	**	**
Donghao Yang(12)	**	**
Daniel Kao(12)	**	**
Maggie Mei Chuan Hung(12)	**	**
Yizhi Tang(12)	**	**
All directors and executive officers as a group	34,585,963	29.5
Principal Shareholders:
Elegant Motion Holdings Limited(13)	16,510,358	14.1
Tiger Entities(14)	9,900,000	8.5
High Vivacity Holdings Limited(15)	8,952,810	7.6

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

(2)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2016.

(3)
Beneficially owned through Elegant Motion Holdings Limited, a British Virgin Islands company. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2016, Mr. Eric Ya Shen beneficially owned 16,510,358 Class B ordinary shares, representing 62.1% of the aggregate voting power of our company.

(4)
Beneficially owned through High Vivacity Holdings Limited, a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares.

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

(7)
Represents the aggregate amount of (a) 442,740 Class A ordinary shares, and 863,534 Class A ordinary shares in the form of ADSs directly owned by DCM Hybrid RMB Fund, L.P., (b) the number of shares that Mr. Lin has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2016. Mr. Lin disclaims beneficial ownership with respect to the shares held by DCM Hybrid RMB Fund, except to the extent of his pecuniary interest therein. The business address of Mr. Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States of America.

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

(14)
Represents (a) 6,570,465 Class A ordinary shares in the form of ADSs deemed beneficially owned by Tiger Global Investments, L.P., (b) 9,900,000 Class A ordinary shares in the form of ADSs deemed beneficially owned by Tiger Global Performance, LLC, (c) 9,900,000 Class A ordinary shares in the form of ADSs deemed beneficially owned by Tiger Global Management, LLC, (d) 9,900,000 Class A ordinary shares in the form of ADSs deemed beneficially owned by Charles P. Coleman III, and (e) 9,900,000 Class A ordinary shares in the form of ADSs deemed beneficially owned by Scott Shleifer. Tiger Global Investments, L.P., Tiger Global Performance, LLC, Tiger Global Management, LLC, Charles P. Coleman III, and Scott Shleifer are collectively referred to as Tiger Entities. The beneficial ownership information of Tiger Entities is based on the information contained in the Schedule 13G filed by Tiger Entities with the SEC on November 19, 2015. Please refer to this Schedule 13G filed by Tiger Entities for information relating to Tiger Entities. The address for Tiger Global Investments, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, P.O. Box 31106, 89 Nexus Way, Camana Bay, Grand Cayman KY1-1205, Cayman Islands. The address for Tiger Global Performance, LLC and Tiger Global Management, LLC is 9 West 57th Street, 35th Floor, New York, NY 10019, the United States of

  America. The address for Charles P. Coleman III and Scott Shleifer is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019, the United States of America.

(15)
High Vivacity Holdings Limited is a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. The registered address of High Vivacity Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

        As of March 31, 2016, 117,074,312 of our Class A ordinary shares were issued and outstanding on an as-converted basis, assuming all 16,510,358 Class B ordinary shares issued and outstanding are converted into the same number of Class A ordinary shares. To our knowledge and based on our review of our register of shareholders as of March 31, 2016, 85,348,061 Class A ordinary shares were held of record by one holder that resides in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. For the different voting rights of our Class A ordinary shareholders and Class B ordinary shareholders, please refer to "Item 4.A. Information on the Company—History and Development of the Company—Our Company." We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

        Subsequently on February 21, 2014, we acquired a 23% equity interest, on a fully diluted basis, in Ovation for a total consideration of approximately US$55.8 million pursuant to a share purchase and subscription agreement with Ovation and certain of its existing shareholders, including our shareholder Sequoia Capital China. In addition, as a result of our acquisition of 23% equity interest in Ovation, as of the date of this annual report, we owned, directly or indirectly, on a fully diluted basis, a total of 80.51% equity interest in Lefeng. See "Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure and Contractual Obligations" for a discussion on our loan arrangements entered into to finance our acquisitions of equity interests in Lefeng and Ovation.

Transactions with Our Directors, Executive Officers and Shareholders

        Since our inception in August 2008 through December 31, 2015, our shareholders, namely, Eric Ya Shen, Arthur Xiaobo Hong, Bin Wu, Jacky Xu and Xing Peng, provided certain loans to us for our daily business operations. All of these loans from our ordinary shareholders were unsecured and interest free. As of December 31, 2015, the outstanding loan balances due to shareholders amounted to nil.

        We also purchased products and goods from companies controlled by certain of our ordinary shareholders, namely, Bin Wu, Jacky Xu and Xing Peng, in the amount of RMB22.4 million, RMB80 million and RMB35.8 million (US$5.6 million) for the years ended December 31, 2013, December 31, 2014, and December 31, 2015, respectively. As of December 31, 2013, 2014, and 2015, the amounts due to companies controlled by our ordinary shareholders were RMB5.4 million, RMB26.7 million and RMB27.2 million (US$4.2 million), respectively, which were unsecured and interest free.

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

Litigation

        We and certain of our officers and directors were named as defendants in two putative securities class actions filed in the U.S. District Court for the Southern District of New York: Heller v. Vipshop Holdings Limited et al., Civil Action No. 1:15-cv-03870-LTS (S.D.N.Y.)(filed on May 19, 2015) and Schwartz v. Vipshop Holdings Limited et al., Civil Action No. 1:15-cv-05097-LTS (S.D.N.Y.)(filed on June 30, 2015). The complaints in both putative class actions allege that certain of our financial statements and other public disclosures contained misstatements or omissions and assert claims under the U.S. securities laws. On September 15, 2015, the court consolidated the two actions, and appointed a lead plaintiff and approved the lead plaintiff's selection of lead counsel for the consolidated action. On November 24, 2015, the lead plaintiff filed a Notice of Voluntary Dismissal Without Prejudice which was entered by the court, voluntarily dismissing, without prejudice, all claims in the consolidated action.

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

ITEM 9.    THE OFFER AND LISTING

A
Offering and Listing Details

        Our ADSs, each representing 0.2 Class A ordinary shares, have been listed on the NYSE since March 23, 2012. Our ADSs trade under the symbol "VIPS."

        As of April 21, 2016 (starting from March 23, 2012), the trading price of our ADSs on NYSE ranged from US$0.41 to US$ 30.72 per ADS, as retrospectively adjusted to reflect the current ADS to ordinary share ratio of five ADSs to one Class A ordinary share effective on November 3, 2014.

        The following table provides the high and low trading prices on the NYSE for the periods indicated below, and all prices have been retrospectively adjusted to reflect the current ADS to ordinary share ratio of five ADSs to one Class A ordinary share effective on November 3, 2014 for all periods presented.

	Trading Price Per ADS
	High (US$)	Low (US$)
Monthly High and Low
April 2016 (through April 21, 2016)	15.03	12.62
March 2016	13.41	10.66
February 2016	13.51	10.37
January 2016	15.34	10.97
December 2015	17.53	14.64
November 2015	22.31	12.02
October 2015	20.84	16.01
Quarterly High and Low
First Quarter 2016	15.34	10.37
Fourth Quarter 2015	22.31	12.02
Third Quarter 2015	23.56	14.68
Second Quarter 2015	30.72	21.30
First Quarter 2015	29.79	19.18
Fourth Quarter 2014	24.80	16.95
Third Quarter 2014	22.95	17.76
Second Quarter 2014	19.10	12.30
First Quarter 2014	18.20	8.02
Annual High and Low
2016 (through April 21, 2016)	15.34	10.37
2015	30.72	12.02
2014	24.80	8.02
2013	9.12	1.57
2012 (from March 23, 2012)	1.93	0.41

B
Plan of Distribution

        Not applicable.

C
Markets

        Our ADSs, each representing 0.2 Class A ordinary shares, have been listed on the NYSE since March 23, 2012. Our ADSs trade under the symbol "VIPS."

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

        Voting Rights.    Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by one or more shareholders holding at least 10% of the paid up voting share capital, present in person or by proxy.

        A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than one-third of our voting share capital. Shareholders' meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital.

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

PRC Value-Added Tax (VAT) Law

        China started to apply VAT in 1984 on 24 specified taxable items until a structural reform on taxation system was implemented in 1994. In December 1993, the PRC State Council promulgated The Provisional Regulation of the People's Republic of China on Value-Added Tax, which went effective on January 1, 1994 and is currently effective in China. According to this provisional regulation, VAT should be paid by enterprises or individuals who sell merchandise, provide processing, repairing or assembling services, or import goods within China on the added value derived from their production and/or services. Based on the categories of taxable goods and services, different flat rates are adopted ranging from zero to 17%. We also conduct product promotional activities for certain brands on our vip.com website. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the PRC Ministry of Finance and the SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province, in 2012. On May 24, 2013, the Ministry of Finance and the SAT jointly issued SAT Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. On December 12, 2013, the SAT issued SAT Circular 106, which replaced SAT Circular 37 and expanded the VAT Pilot Program to also cover railway transport industry and postal service industry nationwide as of January 1, 2014, in addition to those industries that covered under SAT Circular 37. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the Ministry of Finance

and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

        To compute the VAT payable, the subject taxpayer needs to separately calculate the output tax and the input tax for the applicable period. The VAT payable shall be the difference between the output tax and the input tax. The formula for computing the tax payable is:

  VAT payable = Output tax payable for the applicable period-Input tax receivable for the same applicable period

        As of December 31, 2013, 2014, and 2015, we had VAT receivable of approximately RMB50.9 million, RMB362.2 million and RMB473.9 million (US$73.2 million) respectively. VAT receivable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB145.9 million, RMB345.8 million and RMB289.6 million (US$44.7 million) as of December 31, 2013, 2014 and 2015, respectively, included as other tax payable. We do not net off VAT receivable and payable from different entities within our group companies.

United States Federal Income Tax Considerations

        The following is a summary of United States federal income tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the "IRS") with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, United States expatriates, persons liable for alternative minimum tax, holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary of United States federal income tax considerations does not discuss any state, local, or non-United States tax considerations, any non-income tax (such as gift or estate tax) considerations, or the Medicare Tax. Each U.S. Holder is advised to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (c) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (d) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

        If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or Class A ordinary shares are advised to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

        It is generally expected that a U.S. Holder of ADSs should be treated as the beneficial owner, for United States federal income tax purposes, of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

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

        Although the law in this regard is unclear, we treat our consolidated affiliated entities (and their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities' operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliated entities (or their subsidiaries) for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

        Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for the current or one or more future taxable years.

        The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and our assets, which will be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become a PFIC and our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares.

        The discussion below under "Dividends" and "Sale or Other Disposition of ADSs or Class A Ordinary Shares" assumes that we will not be a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under "Passive Foreign Investment Company Rules."

Dividends

        Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a "dividend" for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements and other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances.

        A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and we expect our ADSs to be readily tradable on the NYSE for as long as our ADSs continue to be listed on the NYSE. Accordingly, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years.

        In the event that we are deemed to be a PRC "resident enterprise" and are liable to tax under the PRC EIT Law, we should be eligible for the benefits of the United States-PRC income tax treaty (the "U.S.-PRC Treaty"), which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (a) above and which includes an exchange of information provision. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

        Dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC "resident enterprise" under the PRC EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

        Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. In the event that we are deemed to be a "resident enterprise" under the PRC EIT Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the U.S.-PRC Treaty may elect to treat the gain as PRC source income. The deductibility of a capital loss may be subject to limitations. Each U.S. Holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (a) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or Class A ordinary shares), and (b) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

  •
  such excess distribution and/or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or Class A ordinary shares;

  •
  such amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

  •
  such amount allocated to each prior taxable year, other than a pre- PFIC year, will be subject to tax at the highest tax rate in effect applicable to individuals or corporations as appropriate for that year; and

  •
  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

        As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of "marketable stock" may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. In addition, we do not expect that holders of Class A ordinary shares that are not represented by ADSs will be eligible to make a mark-to-market election. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (a) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (b) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election, any gain recognized upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in the income as a result of the mark-to-market election.

        If a U.S. Holder makes a mark-to-market election and we cease to be a PFIC, the U.S. Holder will not be required to take into account the mark- to-market gain or loss described above during any period that we are not classified as a PFIC. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

        We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

        If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must file an annual report containing such information as the United States Treasury Department may require and will generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisors concerning the United States federal income tax consequences of purchasing, holding, and disposing of ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

        U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares. Each U.S. Holder is advised to consult its tax advisors regarding the application of the United States information reporting rules to its particular circumstances.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing demand deposits and held-to-maturity securities, and interest rates associated with the issuance of US$632.5 million 1.50% convertible senior notes due 2019, or the 2014 offering. The convertible notes we issued in March 2014 bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. Based on our cash balance as of December 31, 2015, a one basis point decrease in interest rates would only result in a minimal decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risks associated with fluctuating interest rates are principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

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

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert the U.S. dollars we received from our initial public offering, the 2013 offering and the 2014 offering into Renminbi to fund our operations, acquisitions, or for other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of your investment in the company and the dividends that we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADS.

        The Renminbi has fluctuated significantly against the U.S. dollar during the reporting periods presented, from a rate of RMB6.0537 to US$1.00 as of December 31, 2013 to a rate of RMB6.2046 to US$1.00 as of December 31, 2014 and to a rate of RMB6.4778 to US$1.00 as of December 31, 2015. As all of our revenues and most of our expenses are denominated in Renminbi, the changes in the exchange rates of Renminbi against U.S. dollars have not historically materially impacted our results of operations. Effective January 1, 2015, we changed our reporting currency from U.S. dollars to Renminbi. The translation effect on our revenues and expenses in our previous income statements prior to 2015 would no longer be applicable to us.

        We are not currently subject to any significant direct foreign exchange risk and accordingly, we have not hedged exposures denominated in foreign currencies, nor do we have any other derivative financial instruments outstanding. Based on the amount of our cash and cash equivalents on hand as of December 31, 2015, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of US$5.1 million to our cash and cash equivalents.

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

        As of December 31, 2015, we used US$61.9 million of the net proceeds from our initial public offering, US$90.5 million of the net proceeds from our 2013 public offering and US$617.2 million of the net proceeds from our 2014 public offering.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, our senior management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective.

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

        Our management conducted an evaluation of the effectiveness of our company's internal control over financial reporting as of December 31, 2015 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

        Deloitte Touche Tohmatsu, our independent registered public accounting firm, audited the effectiveness of our company's internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-3 of this Form 20-F.

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

	2014	2015
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	10,033	8,679	1,340
Audit-related fees(2)	521	—	—
Tax fees(3)	153	290	45
All other fees(4)	331	921	142

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On November 17, 2015, our board of directors has approved a share repurchase program, or the 2015 Repurchase Program, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$300 million over the following 24-month period, ending on November 16, 2017. We expect to fund the 2015 Repurchase Program out of our existing cash balance, including cash generated from our operations. Under the 2015 Repurchase Program, we were authorized to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, at times and in such amounts as we deem appropriate. As of December 31, 2015, we repurchased approximately 8.1 million our own ADSs with a total consideration of approximately US$130.4 million from the open market under the 2015 Repurchase Program.

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
November 17 to November 30, 2015(2)	4,660,066	US$	16.48	4,660,066	US$	223,146,182	(2)
December 1 to December 31, 2015(2)	3,410,608	US$	15.69	3,410,608	US$	169,599,129	(2)
Total	8,070,674	US$	16.14	8,070,674	US$	169,599,129

(1)
Each ADS represents 0.2 Class A ordinary share.

(2)
Pursuant to the 2015 Repurchase Program.

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

ITEM 18.    FINANCIAL STATEMENTS

        The consolidated financial statements of Vipshop Holdings Limited are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

1.2	Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on September 15, 2014 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 16, 2014).

2.1	Form of Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

2.2	Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-181559) filed with the Securities and Exchange Commission on May 21, 2012).

2.3	Form of Amendment to Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 99.(A)(2) from the Registration Statement on Form F-6EF filed by Deutsche Bank Trust Company Americas with the Securities and Exchange Commission on October 21, 2014).

2.4	Amended and Restated Shareholders' Agreement, among the Registrant and other parties therein dated as of April 11, 2011 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

2.5	Indenture, dated as of March 17, 2014 between the Registrant and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 2.4 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

2.6	First Supplemental Indenture, dated as of March 17, 2014, between the Registrant and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 2.5 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

Exhibit Number		Document
2.7		Second Supplemental Indenture, dated as of November 11, 2014, between the Registrant and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 2.7 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 24, 2015).

4.1		2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.2		2012 Share Incentive Plan (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.3		2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form S-8, as amended, initially filed with the Securities and Exchange Commission on October 22, 2014).

4.4		Form of Employment Agreement between the Registrant and the executives of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.5		English Translation of the Loan Contract between the Registrant and China Merchants Bank Co., Ltd, Shenzhen Keyuan Sub-Branch dated as of June 30, 2011 (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.6		English Translation of the Loan Contract between the Registrant and China Merchants Bank Co., Ltd, Shenzhen Keyuan Sub-Branch dated as of May 27, 2011 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.7		Amended and Restated Business Operation Agreement, dated as of October 8, 2011, between Guangzhou Vipshop Computer Service Co., Ltd (now Vipshop (China) Co., Ltd.) and Guangzhou Vipshop Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.8	*	Fourth Amended and Restated Equity Interest Pledge Agreement, dated as of December 23, 2015, among Vipshop (China) Co., Ltd. (formerly known as Guangzhou Vipshop Computer Service Co., Ltd.), the shareholders of Guangzhou Vipshop Information Technology Co., Ltd. and Guangzhou Vipshop Information Technology Co., Ltd.

4.9	*	Fourth Amended and Restated Exclusive Option Agreement, dated as of December 23, 2015, among Vipshop (China) Co., Ltd. (formerly known as Guangzhou Vipshop Computer Service Co., Ltd.), the shareholders of Guangzhou Vipshop Information Technology Co., Ltd. and Guangzhou Vipshop Information Technology Co., Ltd.

4.10	*	Third Amended and Restated Power of Attorney and Second Amended and Restated Power of Attorney, both dated as of December 23, 2015, by the respective shareholders of Guangzhou Vipshop Information Technology Co., Ltd.

Exhibit Number		Document
4.11		English Translation of the Exclusive Purchase Framework Agreement between Guangzhou Vipshop Computer Service Co., Ltd (now Vipshop (China) Co., Ltd.) and Vipshop Information (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333- 179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.12		Form of Indemnity Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.13		Share Purchase Agreement, dated as of February 14, 2014, by and among Lefeng.com Limited, Ovation Entertainment Limited and the Registrant (incorporated by reference to Exhibit 4.15 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

4.14		Translation of Framework Supply Agreement, dated as of February 14, 2014, by and among Lafaso (Shanghai) Information Technology Co., Ltd., Vipshop (China) Co., Ltd. and Oriental Fashion (Shanghai) Multimedia Limited Company (incorporated by reference to Exhibit 4.16 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

4.15		Term Loan Agreement, dated as of February 14, 2014, between Wing Lung Bank Limited and VIP International Holdings Limited (incorporated by reference to Exhibit 4.17 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

4.16		Credit Agreement, dated as of February 21, 2014, between VIP International Holdings Limited and China Merchants Bank Co., Ltd., New York Branch (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

4.17		Share Purchase and Subscription Agreement, dated as of February 21, 2014, by and among the Registrant, Ovation Entertainment Limited, the Persons indicated on Exhibit A thereto and Ms. Yuan Li (incorporated by reference to Exhibit 4.19 from our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

8.1	*	List of Significant Consolidated Entities of the Registrant.

11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

12.1	*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number		Document
15.1	*	Consent of Deloitte Touche Tohmatsu

15.2	*	Consent of Han Kun Law Offices

15.3	*	Consent of Travers Thorp Alberga

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Scheme Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 22, 2016

VIPSHOP HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2014 and 2015	F-5
Consolidated Statements of Income and Comprehensive Income for each of the three years in the period ended December 31, 2015	F-8
Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 2015	F-9
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2015	F-11
Notes to the Consolidated Financial Statements	F-13
Schedule I—Vipshop Holdings Limited Condensed Financial Information as of December 31, 2014 and 2015 and for each of the three years in the period ended December 31, 2015	F-70

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited:

        We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited and subsidiaries (the "Group") as of December 31, 2014 and 2015, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statements schedule in Schedule I. These consolidated financial statements and the financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 22, 2016 expressed an unqualified opinion on the Group's internal control over financial reporting.

        Our audits also comprehended the change of reporting currency from United States dollar to Renminbi and the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such change and translation have been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 22, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited:

        We have audited the internal control over financial reporting of Vipshop Holdings Limited and subsidiaries (the "Group") as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2015 of the Group and our report dated April 22, 2016 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph regarding the change of reporting currency from United States dollar to Renminbi and translation of Renminbi amounts into United States dollar amounts.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 22, 2016

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$ Note 2(z)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,790,751	3,324,384	513,196
Restricted cash	400	—	—
Held-to-maturity securities (Note 6)	3,768,338	1,807,403	279,015
Accounts receivable, net (Note 4)	41,447	351,423	54,250
Amounts due from related parties (Note 26(a))	30,991	31,856	4,918
Other receivables and prepayments (Note 5)	767,074	1,869,461	288,596
Inventories	3,588,304	4,566,746	704,984
Deferred tax assets (Note 23)	233,149	202,003	31,184

Total current assets	13,220,454	12,153,276	1,876,143

NON-CURRENT ASSETS
Property and equipment, net (Note 7)	1,911,453	2,949,604	455,340
Deposits for property and equipment	207,509	933,419	144,095
Land use right, net (Note 8)	81,991	197,462	30,483
Intangible assets, net (Note 9)	1,038,949	744,369	114,911
Investment in affiliates (Note 10)	287,390	252,706	39,011
Other investments (Note 11)	102,792	489,862	75,622
Available-for-sale securities investments, non-current (Note 12)	—	269,736	41,640
Other long-term assets (Note 13)	40,503	1,936,307	298,914
Goodwill (Note 14)	60,000	108,781	16,793

Total non-current assets	3,730,587	7,882,246	1,216,809

Total assets	16,951,041	20,035,522	3,092,952

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$ Note 2(z)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB 7,490 and RMB 48,178 as of December 31, 2014 and December 31, 2015, respectively)	6,121,256	6,645,262	1,025,852
Advance from customers (Including advance from customers of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB 1,217,429 and RMB 879,848 as of December 31, 2014 and December 31, 2015, respectively)	1,422,935	2,009,578	310,225
Accrued expenses and other current liabilities (Note 15) (Including accrued expenses and other current liabilities of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB 944,097 and RMB 1,127,270 as of December 31, 2014 and December 31, 2015, respectively).	2,340,756	3,104,622	479,271
Amounts due to related parties (Note 26(b)) (Including amounts due to related parties of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB 2,884 and RMB 82,994 as of December 31, 2014 and December 31, 2015, respectively)	75,784	206,966	31,950
Deferred income (Including deferred income of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB 178,920 and RMB 95,643 as of December 31, 2014 and December 31, 2015, respectively)	194,560	104,531	16,137
Short term loans (Note 17) (Including short term loans of the consolidated VIE and VIE's subsidiaries without recourse to the Company of nil and nil as of December 31, 2014 and December 31, 2015)	—	95,000	14,665

Total current liabilities	10,155,291	12,165,959	1,878,100

NON-CURRENT LIABILITIES
Deferred tax liability (Note 23) (Including deferred tax liability of the consolidated VIE and VIE's subsidiaries without recourse to the Company of nil and RMB 116 as of December 31, 2014 and December 31, 2015, respectively)	242,697	175,416	27,080
Deferred income-non current (Including deferred income-non current of the consolidated VIE and VIE's subsidiaries without recourse to the Company of nil and RMB 3,573 as of December 31, 2014 and December 31, 2015, respectively)	—	22,699	3,504
Convertible senior notes (Note 18)	3,854,985	4,058,181	626,475

Total non-current liabilities	4,097,682	4,256,296	657,059

Total liabilities	14,252,973	16,422,255	2,535,159

COMMITMENTS AND CONTINGENCIES (Note 25)

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$ Note 2(z)
EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 98,028,314 and 100,085,519 shares issued and outstanding as of December 31, 2014 and December 31, 2015, respectively)	63	65	10
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2014 and December 31, 2015, respectively)	11	11	2
Treasury shares, at cost (nil and 1,614,135 Class A shares as of December 31, 2014 and December 31, 2015, respectively (Note 21)	—	(844,711)	(130,401)
Additional paid-in capital	2,538,217	2,838,591	438,203
Retained earnings	26,544	1,616,209	249,500
Accumulated other comprehensive loss	(10,711)	(70,981)	(10,957)

Total Vipshop Holdings Limited shareholders' equity	2,554,124	3,539,184	546,357
Non-controlling interests	143,944	74,083	11,436

Total shareholders' equity	2,698,068	3,613,267	557,793

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,951,041	20,035,522	3,092,952

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				Note 2(z)
Product revenues	10,321,836	22,685,111	39,409,961	6,083,850
Other revenues	98,958	444,202	793,251	122,457

Total net revenues	10,420,794	23,129,313	40,203,212	6,206,307
Cost of goods sold (including inventory write-down of RMB205,378, RMB218,108 and RMB293,946 for the years ended December 31, 2013, 2014 and 2015, respectively)	(7,916,298)	(17,378,044)	(30,306,723)	(4,678,552)

Gross profit	2,504,496	5,751,269	9,896,489	1,527,755

Fulfillment expenses (including shipping and handling expenses of RMB721,630, RMB1,174,296 and RMB1,714,606 for the years ended December 31, 2013, 2014 and 2015, respectively) (Note 27(c))	(1,214,945)	(2,268,949)	(3,667,031)	(566,092)
Marketing expenses (Note 27(c))	(457,562)	(1,164,149)	(2,089,348)	(322,540)
Technology and content expenses (Note 27(c))	(248,128)	(670,998)	(1,076,520)	(166,186)
General and administrative expenses (Note 27(c))	(306,749)	(967,463)	(1,301,472)	(200,913)

Total operating expenses	(2,227,384)	(5,071,559)	(8,134,371)	(1,255,731)

Other income (Note 22)	53,486	153,977	308,431	47,614

Income from operations	330,598	833,687	2,070,549	319,638
Other non-operating income	—	20,300	—	—
Impairment loss of investments	—	(6,166)	(99,749)	(15,398)
Interest expenses	—	(75,249)	(85,762)	(13,239)
Interest income	96,220	288,622	267,208	41,250
Exchange gain (loss)	8,334	(853)	(101,726)	(15,704)

Income before income taxes and share of loss of affiliates	435,152	1,060,341	2,050,520	316,547
Income tax expense (Note 23)	(113,932)	(245,032)	(457,745)	(70,664)
Share of loss of affiliates	—	(62,716)	(84,063)	(12,977)

Net income	321,220	752,593	1,508,712	232,906
Net loss attributable to noncontrolling interests	—	(88,693)	(80,953)	(12,497)

Net income attributable to Vipshop Holdings Limited's shareholders	321,220	841,286	1,589,665	245,403

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares for computing earnings per Class A and Class B ordinary share:
—Basic	108,962,637	113,310,682	115,736,092	115,736,092
—Diluted	115,495,173	120,227,584	120,168,063	120,168,063
Net earnings per Class A and Class B ordinary share (Note 24)
—Basic	2.95	7.42	13.74	2.12
—Diluted	2.78	7.00	13.23	2.04
Net income	321,220	752,593	1,508,712	232,906
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(13,767)	(1,709)	(55,653)	(8,591)
Unrealized loss of available-for-sales securities	—	—	(7,783)	(1,201)

Comprehensive income	307,453	750,884	1,445,276	223,114

Less: Comprehensive loss attributable to noncontrolling interests	—	(89,975)	(84,119)	(12,986)

Comprehensive income attributable to Vipshop Holdings Limited's shareholders	307,453	840,859	1,529,395	236,100

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Vipshop Holdings Limited Shareholders' Equity
	Class A ordinary shares		Class B ordinary shares
						Treasury Stock			Accumulated other comprehensive income (loss)
					Additional paid-in capital			Retained earning (deficit)		Non- controlling interest
	No. of shares	Amount	No. of shares	Amount		No. of shares	Amount				Total
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	84,774,523	56	16,510,358	11	1,646,913	—	—	(1,135,962)	3,483	—	514,501
Net income	—	—	—	—	—	—	—	321,220	—	—	321,220
Issuance of ordinary shares pursuant to follow-on offering	8,000,000	5	—	—	571,315	—	—	—	—	—	571,320
Direct offering expenses of follow-on offering	—	—	—	—	(9,769)	—	—	—	—	—	(9,769)
Issuance of ordinary shares upon exercise of stock options	1,905,026	1	—	—	12,585	—	—	—	—	—	12,586
Issuance of ordinary shares upon vesting of shares awards	476,065	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	76,505	—	—	—	—	—	76,505
Foreign currency translation	—	—	—	—	—	—	—	—	(13,767)	—	(13,767)

Balance as of December 31, 2013	95,155,614	62	16,510,358	11	2,297,549	—	—	(814,742)	(10,284)	—	1,472,596

Net income	—	—	—	—	—	—	—	841,286	—	(88,693)	752,593
Issuance of ordinary shares upon exercise of stock options	1,883,977	1	—	—	10,949	—	—	—	—	—	10,950
Issuance of ordinary shares upon vesting of shares awards	988,723	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	225,494	—	—	—	—	—	225,494
Non-controlling interest arising from business combinations	—	—	—	—	—	—	—	—	—	233,919	233,919
Other capital contribution	—	—	—	—	4,225	—	—	—	—	—	4,225
Foreign currency translation	—	—	—	—	—	—	—	—	(427)	(1,282)	(1,709)

Balance as of December 31, 2014	98,028,314	63	16,510,358	11	2,538,217	—	—	26,544	(10,711)	143,944	2,698,068

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)
(All amounts in thousands, except per share data)

	Vipshop Holdings Limited Shareholders' Equity
	Class A ordinary shares		Class B ordinary shares
						Treasury Stock			Accumulated other comprehensive income (loss)
					Additional paid-in capital			Retained earnings		Non- controlling interest
	No. of shares	Amount	No. of shares	Amount		No. of shares	Amount				Total
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	98,028,314	63	16,510,358	11	2,538,217	—	—	26,544	(10,711)	143,944	2,698,068
Net income	—	—	—	—	—	—	—	1,589,665	—	(80,953)	1,508,712
Issuance of ordinary shares upon exercise of stock options	956,587	2	—	—	6,321	—	—	—	—	—	6,323
Issuance of ordinary shares upon vesting of shares awards	1,100,618	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	302,941	—	—	—	—	—	302,941
Non-controlling interest arising from business combinations	—	—	—	—	(1,417)	—	—	—	—	20,418	19,001
Purchase additional ownership interests in a subsidiary	—	—	—	—	(7,471)	—	—	—	—	(6,160)	(13,631)
Foreign currency translation	—	—	—	—	—	—	—	—	(52,487)	(3,166)	(55,653)
Fair value changes of available for sale securities	—	—	—	—	—	—	—	—	(7,783)	—	(7,783)
Repurchase of ordinary shares	—	—	—	—	—	1,614,135	(844,711)	—	—	—	(844,711)

Balance as of December 31, 2015	100,085,519	65	16,510,358	11	2,838,591	1,614,135	(844,711)	1,616,209	(70,981)	74,083	3,613,267

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cash flows from operating activities:				Note 2(z)
Net income	321,220	752,593	1,508,712	232,906
Adjustments to reconcile net income to net cash by operating activities:
Allowance for doubtful debts	(191)	4,167	11,884	1,835
Prepaid expenses write-down	2,107	—	—	—
Inventory write-down	205,378	218,108	293,946	45,377
Depreciation of property and equipment	54,288	109,990	291,401	44,985
Amortization of intangible assets	1,389	250,221	289,644	44,713
Amortization of land use rights	—	689	2,785	430
Impairment loss on intangible assets	—	16,907	—	—
Loss on disposal of property and equipment	324	196	1,688	261
Share-based compensation expenses	76,505	225,494	302,941	46,766
Share of loss of affiliates	—	62,716	84,063	12,977
Impairment loss of investments	—	6,166	99,749	15,398
Interest income on held-to-maturity securities	(19,375)	(119,615)	(133,027)	(20,536)
Amortization of debt issuance cost	—	26,701	33,453	5,164
Changes in operating assets and liabilities:
Accounts receivable	24,173	(22,950)	(279,165)	(43,096)
Amounts due from related parties	1,104	(30,991)	(865)	(133)
Other receivables and prepayments	(69,089)	(526,476)	(1,094,085)	(168,898)
Inventories	(943,732)	(2,129,050)	(1,272,336)	(196,415)
Deferred tax assets	(67,357)	(165,791)	31,146	4,808
Accounts payable(note a)	1,681,445	2,855,375	643,370	99,319
Advance from customers	449,201	625,167	585,624	90,405
Accrued expenses and other current liabilities	860,327	1,073,047	537,300	82,945
Amounts due to related parties	4,641	19,776	131,182	20,251
Deferred income	50,924	63,158	(86,880)	(13,412)
Deferred tax liability	—	(52,936)	(67,444)	(10,412)

Net cash generated from operating activities	2,633,282	3,262,662	1,915,086	295,638

Cash flows from investing activities:
Purchase of property and equipment	(133,926)	(1,588,910)	(2,183,228)	(337,032)
Purchase of land use right	—	(82,680)	(118,256)	(18,256)
Government subsidies for land use right	—	—	19,550	3,018
Deposit related to acquisition of land use right	—	(44,476)	(1,873,553)	(289,227)
Proceed from disposal of property and equipment	4,130	—	204	31
Purchase of other assets	(32,043)	(28,964)	(9,388)	(1,449)
Purchase of held-to-maturity securities	(3,724,500)	(6,317,500)	(5,540,000)	(855,229)
Proceed from redemption of held-to-maturity securities upon maturities	1,944,500	5,004,546	7,633,963	1,178,481

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Investment in affiliates and other investments	—	(463,093)	(523,643)	(80,837)
Acquisition of subsidiaries, net of cash acquired of nil, RMB125 and RMB30,303 in 2013, 2014 and 2015, respectively	—	(687,233)	(39,198)	(6,051)
Investment in available-for-sale securities	—	—	(246,953)	(38,123)
Prepayment for investment in affiliates and other investments	—	(40,503)	(48,000)	(7,410)
Increase in entrusted loan to an investee	—	(4,167)	—	—
Loan to the employees	—	—	(9,207)	(1,421)
(Increase) decrease in restricted cash	—	(400)	400	62

Net cash used in investing activities	(1,941,839)	(4,253,380)	(2,937,309)	(453,443)

Cash flows from financing activities:
Proceeds from bank borrowings	—	1,053,992	669,463	103,347
Repayment to bank borrowings	—	(1,053,992)	(574,463)	(88,682)
Capital contributions from non-controlling interests	—	7,537	9,740	1,504
Repurchase of ordinary shares	—	—	(650,197)	(100,373)
Other capital contributions	—	4,225	—	—
Proceed from issuance of convertible notes	—	3,836,110	—	—
Issuance cost of convertible notes offering	—	(6,689)	—	—
Proceeds from issuance of ordinary shares in the offerings, net of issuance costs	561,551	—	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options	12,586	10,950	6,323	976

Net cash provided by (used in) financing activities	574,137	3,852,133	(539,134)	(83,228)
Effect of exchange rate changes	(14,793)	(96,928)	94,990	14,664

Net increase (decrease) in cash and cash equivalents	1,250,787	2,764,487	(1,466,367)	(226,369)
Cash and cash equivalents at beginning of the period	775,477	2,026,264	4,790,751	739,565

Cash and cash equivalents at end of the period	2,026,264	4,790,751	3,324,384	513,196

Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	—	57,851	85,775	13,241
Income tax paid	93,696	454,510	446,621	68,946
Supplemental disclosure of non-cash investing and financing activities:
Payables incurred for purchase of property and equipment	—	361,249	137,679	21,254
Payables for repurchase of ordinary shares (note 15 & 21)	—	—	194,514	30,028

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and principal activities

        Vipshop Holdings Limited (the "Company") was incorporated in the Cayman Islands on August 27, 2010. Its subsidiaries, and variable interest entities ("VIEs") and VIEs' subsidiaries operate online platforms that offer high-quality branded products to consumers in the People's Republic of China (the "PRC") through flash sales on its vipshop.com, vip.com and lefeng.com websites. Flash sale represents an online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time. At the time of the Company's incorporation and through the date of the Reorganization as described below, the ownership interest of the Company was held by five individuals indirectly through their respective investment holding companies. These individuals are Mr. Eric Ya Shen ("Mr. Shen"), the Chairman and chief executive officer of the Company, Mr. Arthur Xiaobo Hong, the Vice Chairman of the Board of Directors of the Company (collectively, the "Founders"), and three other investors (the "Original Investors"). The Company, its subsidiaries and consolidated VIEs and VIEs' subsidiaries are collectively referred to as the "Group".

        Guangzhou Vipshop Information Technology Co., Ltd. ("Vipshop Information" or the "VIE") was incorporated in the PRC on August 22, 2008, to operate an online platform for sales of products. On the date of Reorganization as described in the following paragraphs, Vipshop Information are owned by the same five ultimate shareholders of the Company as described above, with the same respective percentage of ownership for each of the five ultimate shareholders.

        To comply with PRC laws and regulations that restrict foreign owned enterprises from holding the licenses that are necessary for the operation of internet access, the distribution of online information and the conduct of online commerce, the Company entered into the following transactions (collectively, the "Reorganization").

        On October 22, 2010, the Company incorporated a wholly owned subsidiary, Vipshop International Holdings Limited in Hong Kong ("Vipshop HK") as the intermediate holding company for Vipshop (China) Co., Ltd. (formerly known as Vipshop Information Computer Service Co. Ltd., the "WFOE"). The WFOE was incorporated on January 20, 2011 in the PRC as a wholly owned subsidiary of Vipshop HK with initial registered capital of RMB10 million (US$1.6 million). On the same day, the WFOE entered into series of agreements with Vipshop Information and each of its individual shareholders that are disclosed in the Note 2(b).

        The Reorganization has been accounted for as a recapitalization because there was no control or collaborative group established before or after the Reorganization, and the assets and liabilities were recorded at their historical costs.

        On June 24, 2014, the Company and Ovation Entertainment Limited ("Ovation") have each designated a PRC citizen, namely, Mr. Shen by the Company and Mr. Zhihui Yu by Ovation, to be the nominee shareholders and established Tianjin Pinjian E-Commerce Co., Ltd., (formerly known as Shanghai Pinjian E-Commerce Co., Ltd., "Lefeng Information") to carry out online retail services. Mr. Shen holds 75% of the equity interest in Lefeng Information, and Mr. Zhihui Yu holds the remaining 25%. On the same day, Lefeng (Shanghai) Information Technology Co., Limited entered into series of agreements with Lefeng Information and each of its individual shareholders that are disclosed in the Note 2(b).

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and principal activities (Continued)

        The Company, its subsidiaries, variable interest entities and subsidiaries of VIEs are collectively referred to as the Group. Accordingly, the Group's consolidated financial statements for the periods presented have been prepared by including the financial statements of the Company, its subsidiaries, the VIEs and VIEs' subsidiaries.

        As of December 31, 2015, the Company's significant consolidated subsidiaries, VIEs and VIEs' subsidiaries consist of the following:

Name of subsidiaries	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
Vipshop International Holdings Limited ("Vipshop HK")	October 22, 2010	Hong Kong	100%	Investment holding
Vipshop (China) Co., Ltd. (the "WFOE")	January 20, 2011	China	100%	Warehousing, logistics, procurement, research and development, consulting
Vipshop (Kunshan) E-Commerce Co., Ltd. ("Vipshop Kunshan")	August 2, 2011	China	100%	Warehousing and logistics
Vipshop (Jianyang) E-Commerce Co., Ltd. ("Vipshop Jianyang")	February 22, 2012	China	100%	Warehousing and logistics
Vipshop (Tianjin) E-Commerce Co., Ltd. ("Vipshop Tianjin")	July 31, 2012	China	100%	Warehousing and logistics
Guangzhou Pinwei Software Co., Ltd. ("Pinwei Software")	December 6, 2012	China	100%	Software development and information technology support
Vipshop (Zhuhai) E-Commerce Co., Ltd. ("Vipshop Zhuhai")	July 16, 2013	China	100%	Warehousing and logistics
Vipshop (Hubei) E-Commerce Co., Ltd. ("Vipshop Hubei")	July 4, 2013	China	100%	Warehousing and logistics
Chongqing Vipshop E-Commerce Co., Ltd. ("Vipshop Chongqing")	October 22, 2013	China	100%	Warehousing and logistics

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and principal activities (Continued)

Name of subsidiaries	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
Vipshop (Zhaoqing) E-Commerce Co., Ltd. ("Vipshop Zhaoqing")	November 22, 2013	China	100%	Warehousing and logistics
Lefeng.com Limited ("Lefeng.com")	December 30, 2013	Cayman	75%	Investment holding
Lefeng (Shanghai) Information Technology Co., Limited ("Lefeng Shanghai")	August 30, 2013	China	75%	Online retail

Name of VIE and VIE's subsidiary	Date of incorporation	Place of incorporation	Economic interest held	Principal activities
Guangzhou Vipshop Information Technology Co., Ltd.("Vipshop Information" or the "VIE")	August 22, 2008	China	VIE	Online retail

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) Principles of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs' subsidiaries for which the Company is the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated on consolidation.

        The Company evaluates the need to consolidate its VIEs and VIEs' subsidiaries in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

        Details of certain key agreements entered into between the WFOE, the VIE and each of its individual shareholders on January 20, 2011 are as follows:

        Power of Attorney Agreements:    Each equity holder of Vipshop Information irrevocably authorized the WFOE to exercise the rights related to their shareholdings, including attending shareholders' meetings and voting on their behalf on all matters, including but not limited to matters related to the transfer, pledge or disposition of their respective equity interests in Vipshop Information, and appointment of the executive directors and senior management of Vipshop Information. The WFOE has the right to appoint any individual or entity to exercise the power of attorney on its behalf. Each power of attorney will remain in effect until the shareholder ceases to hold any equity interest in Vipshop Information.

        Exclusive Business Cooperation Agreement:    The WFOE entered into an agreement with Vipshop Information to provide Vipshop Information with technical, consulting and other services. In considerations of these services, Vipshop Information shall pay the WFOE fees equal to 100% of its net income, the rate of service fees may be adjusted upon mutual discussions between the two parties. The WFOE is the exclusive provider of these services for a term of 10 years.

        Equity Interest Pledge Agreements:    Each equity holder of Vipshop Information pledged all their respective equity interests in Vipshop Information as security to ensure that Vipshop Information fully performs its obligations under the Exclusive Business Cooperation Agreement, and pays the consulting and service fees to the WFOE when the fees becomes due.

        Exclusive Option Agreements:    Each equity holder of Vipshop Information granted the WFOE an irrevocable and exclusive right to purchase, or designate one or more persons to purchase, their equity interest in Vipshop Information at the WFOE's sole and absolute discretion to the extent permitted by the PRC laws. The purchase price is 10 Renminbi ("RMB") (US$1.54); if appraisal is required by laws of the PRC at the time when the WFOE exercises the option, the parties shall negotiate in good faith, to make necessary adjustments to the purchase price based on the appraisal result to comply with applicable laws of the PRC.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

        On October 8, 2011, the WFOE entered into the following amended agreements with Vipshop Information and each of its individual shareholders to replace the respective original agreements entered into on January 20, 2011:

        Amended and Restated Exclusive Business Cooperation Agreement:    The WFOE entered into this agreement with Vipshop Information to provide Vipshop Information with technical, consulting and other services. This agreement replaced the original Exclusive Business Cooperation Agreement dated January 20, 2011. There was no significant change of terms from the original agreement except that the service fee to be paid by Vipshop Information to the WFOE in consideration of the services to be provided by the WFOE, shall equal to 100% of the net income of Vipshop Information, provided that the WFOE, at its sole discretion, shall have the right to adjust the rate of the service through written notice. The term of this agreement is ten years from the execution date of October 8, 2011 and may be extended for a period to be determined by the WFOE. The WFOE may terminate this agreement at any time by giving 30 days prior written notice. Vipshop Information has no right to terminate this agreement unless the WFOE commits gross negligence or fraud.

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

        Amended and Restated Exclusive Option Agreement:    This agreement replaced the original Exclusive Option Agreement entered into on January 20, 2011. There was no significant change of terms from the original agreement. The term of this agreement is ten years from the execution date of October 8, 2011, which may be extended for a period to be determined by the WFOE.

        Exclusive Purchase Framework Agreement:    The WFOE and Vipshop Information entered into this agreement during the third quarter of fiscal 2011. Under this agreement, Vipshop Information agrees to purchase products or services exclusively from the WFOE or its subsidiaries. Vipshop Information and its subsidiaries must not purchase from any third party products or services which the WFOE is capable of providing. The term of this agreement is five years from September 1, 2011. If neither party objects in writing nor both parties remain cooperating at the expiration of the agreement, the parties will continue to be bound by this agreement until a new agreement is entered into. Vipshop Information must pay the WFOE for its products an amount, which includes a service fee, based on the unit price and the quantity of the products ordered by Vipshop Information. The WFOE may terminate this agreement at any time by giving 15 days' prior written notice. Vipshop Information has no right to terminate this agreement unless the WFOE commits gross negligence or fraud.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

with Mr. Shen to reflect this transfer. As of December 31, 2012, shareholders of Vipshop Information include Mr. Shen, Mr. Arthur Xiaobo Hong, Mr. Bin Wu and Mr. Xing Peng, holding 52.0%, 26.0%, 11.6% and 10.4% of the total equity interests in Vipshop Information, respectively.

        In August 2015, the Company effected transfer of 22.0% of equity interest from two of the former shareholders of Vipshop Information to Mr. Shen and a concurrent capital increase of Vipshop Information from RMB24.5 million to RMB274.5 million as contributed by Mr. Eric Ya Shen, and further amended the contractual arrangements the relevant entities had as explained above with Mr. Shen and Mr. Arthur Xiaobo Hong to reflect this transfer. In December 2015, the Company effected a concurrent capital increase of Vipshop Information to RMB824.5 million as contributed by Mr. Eric Ya Shen, and further amended the contractual arrangements the relevant entities had as explained above with Mr. Shen and Mr. Arthur Xiaobo Hong to reflect this transfer. As of December 31, 2015, shareholders of Vipshop Information include Mr. Shen and Mr. Arthur Xiaobo Hong, holding 99.23% and 0.77% of the total equity interests in Vipshop Information, respectively.

        The Company participated significantly in the design of Vipshop Information. Based on the Equity Interest Pledge Agreements and the Amended and Restated Equity Pledge Agreements, the Exclusive Option Agreement and the Amended and Restated Exclusive Option Agreement, and the Power of Attorney Agreements dated January 20, 2011, which has been subsequently amended in December 2015, the Company has the ability to effectively control Vipshop Information through the WFOE. The Company is also able to receive a majority of the economic benefits of Vipshop Information, because of its ability to effectively determine the service fees payable by Vipshop Information to the WFOE under the Exclusive Business Cooperation Agreement and the Amended and Restated Exclusive Business Cooperation Agreement, and through the Exclusive Purchase Framework Agreement. Therefore, the Company has determined that it is the primary beneficiary of Vipshop Information and has consolidated its respective results for the periods presented.

        The Company also has another set of contractual arrangements among Lefeng Shanghai, Lefeng Information, and shareholders of Lefeng Information, under which Lefeng Shanghai is the primary beneficiary of Lefeng Information and the Company consolidates Lefeng Information through Lefeng Shanghai. The contractual arrangements thereunder are substantially similar to the set with Vipshop Information described above.

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

Risks in relation to the VIE structure

        The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The equity holders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are certain risks related to the VIE arrangements, which include but are not limited to the following:

  •
  If the Group's ownership structure, are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities, including the China Securities Regulatory Commission, would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of the WFOE, Vipshop Information, Lefeng

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

    Shanghai, or Lefeng Information, revoking the business licenses or operating licenses of the WFOE, Vipshop Information, Lefeng Shanghai, or Lefeng Information, shutting down the Group's servers or blocking the Group's websites, discontinuing or placing restrictions or onerous conditions on the Group's operations, requiring the Group to undergo a costly and disruptive restructuring, restricting or prohibiting the Group's use of various funding to finance its business and operations in China, and taking other regulatory or enforcement actions that could be harmful to the Group's business;

  •
  The Group relies on contractual arrangements with the VIEs and their equity holders for a majority all of its PRC operations, which may not be as effective as direct ownership in providing operational control;

  •
  The Group may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with the VIEs and their equity holders in the event of a breach or non-compliance by the VIEs or their equity holders; and

  •
  Each of the shareholders of the VIEs is also a director of the Company or its subsidiaries, and has a duty of care and loyalty to the Company and its shareholders as a whole under Cayman Islands law. Under the contractual arrangements with the VIEs and their shareholders, (a) the Company may replace any such individual as a shareholder of the VIEs at the Company's discretion, and (b) each of these individuals has executed a power of attorney to appoint the WFOE or its designated third party to vote on their behalf and exercise shareholder rights of the VIE. However, the Company cannot assure that these individuals will act in the best interests of the Company should any conflicts of interest arise, or that any conflicts of interest will be resolved in the Company's favor. These individuals may breach or cause the VIE to breach the existing contractual arrangements. If the Company cannot resolve any conflicts of interest or disputes between the Company and any of these individuals, the Company would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to its operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

  •
  There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Particularly, in January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law for public review and comments. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China as well as the viability of the Group's current corporate structure, corporate governance and business operations in many aspects.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

        The financial information of the Company's VIEs and VIEs' subsidiaries, including total assets, total liabilities, total equity, net revenues, total operating expenses, net income attributable to the Company and cashflows after intercompany eliminations are as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Total assets	5,532,899	4,673,422
Current Liabilities:
Accounts payable	(7,490)	(48,178)
Advance from customers	(1,217,429)	(879,848)
Accrued expenses and other current liabilities	(944,097)	(1,127,270)
Amounts due to related parties	(2,884)	(82,994)
Deferred income	(178,920)	(95,643)

Total current liabilities	(2,350,820)	(2,233,933)

Deferred tax liability	—	(116)
Deferred income-non current	—	(3,573)

Total liabilities	(2,350,820)	(2,237,622)

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Net revenues	10,409,186	18,794,999	7,388,637
Total operating expenses	(1,257,654)	(2,269,740)	(1,542,401)
Net (loss) income	(11,954)	162,955	226,986

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Net cash provided by (used in) operating activities (note a)	2,370,276	1,052,069	(1,363,805)
Net cash (used in) provided by investing activities	(1,474,294)	(890,327)	1,018,250
Net cash provided by financing activities	—	12,665	809,740

Note
a: Cash flows provided by (used in) operating activities in 2013, 2014 and 2015 include amounts due to the Group's subsidiaries of RMB1,790,104, RMB718,759 and RMB (1,649,956).

        There are no consolidated VIEs' assets that are collateral for the VIEs' obligations or are restricted solely to settle the VIEs' obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(c) Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The Group's management based their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group's financial statements include inventory write-down, revenue recognition cut off adjustments, valuation allowance for deferred tax assets, valuation of goodwill and intangible assets acquired in the business acquisitions and acquisition of significant equity affiliates both on the acquisition dates and at the time of impairment assessments, and valuation of significant other investments impairment assessment. Changes in facts and circumstances may result in revised estimates.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

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

        Write downs are recorded in cost of goods sold in the consolidated statements of income and comprehensive income.

(g) Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation and impairment losses. Gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

        Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows, taking into account the assets' estimated residual value:

Classification	Estimated useful life
Building	20 years
Furniture, fixtures and equipment	2 to 10 years
Leasehold improvements	Shorter of lease term or the estimated useful life of lease improvements
Motor vehicles	5 years
Software	3 years

        Direct and incremental costs related to the construction of assets, including costs under the construction contracts, duties and tariffs, equipment installation and shipping costs, are capitalized. Management estimates the residual value of its furniture, fixtures and equipment and motor vehicles to be 5%.

(h) Capitalization of interest

        Interest and amortization of deferred financing costs incurred on funds used to construct the Group's warehouses during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group's convertible senior notes due 2019 at interest of 1.5%. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

of the Group's outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to nil, RMB84,281 and RMB94,077, of which nil, RMB9,033 and RMB8,315 were capitalized for the years ended December 31, 2013, 2014 and 2015, respectively.

(i) Land use rights

        Land use rights represent amounts paid for the Group's lease for the use right of lands located in Zhaoqing City, Tianjin City and Jianyang City of People's Republic of China ("PRC"). Amounts are charged to earnings ratably over the term of the lease of 50 years.

        In light of the change in the Group's business strategy, the purpose of purchasing land use rights is to construct buildings or other real property on the land subject to the land use rights agreements. The Group has changed its presentation and includes payments for land use rights within investing activities from operating activities on its consolidated statement of cash flows from the year ended December 31, 2015. The payments for purchase of land use right of RMB127,156 for the year ended December 31, 2014 has also been reclassified from operating activities to investing activities for consistency.

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

Intangible assets arising from business combination

        Identifiable intangibles assets are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the "contractual-legal" or "separability" criterion. Intangible assets with a definite economic life are carried at cost less accumulated amortization. Amortization for identifiable intangibles assets are computed using the straight-line method over the intangible assets' economic lives.

        Estimated economic lives of the intangible assets are as follows:

Classification	Estimated economic life
Customer relationship	4 - 5 years
Trademarks	2 - 5 years
Non-compete agreement	3 years
Domain name	2 - 3 years

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(k) Investment in affiliates

        Affiliated companies are entities which the Group owes equity interest in common stock or in-substance common stock, over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence.

        Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group's share of the post-acquisition profits or losses of the affiliated companies is recognized in the statement of income and comprehensive income and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group's interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company.

        The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group assess its equity investments for other-than-temporary impairment by considering all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing needs, the Group's intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, and the severity and duration of the impairment. The Group has recorded impairment losses in the periods reported. As of December 31, 2014 and 2015, the accumulated impairment loss of investments were nil and RMB58,510, respectively. The other-than-temporary impairment recorded in 2015 on the equity affiliate due to sustained depression of the affiliate's expected results of operations.

(l) Other investments

        Other investments represent investments in equity security of private companies which the Group owes equity interest, over which the Group exerts no significant influence, or investments that are not common stock or in-substance common stock, are measured initially at cost.

        The Group reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Certain of the Group's investments are in development stage companies whose success depends on factors including the ability of the investee companies to raise additional funds in financial markets that can be volatile and other key business factors, any of which may impact the Company's ability to recover its investment. The Group recorded impairments in the amount of nil, RMB 6,166 and RMB 41,239 for the years ended December 31, 2013, 2014 and 2015, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(m) Available for sale securities

        The Group invests in marketable equity securities and debt securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The assessment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders' equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of income and comprehensive income. The fair values of the investments would not be adjusted for subsequent recoveries in fair values. The Group recorded no impairments of available-for-sale securities for the years ended December 31, 2013, 2014 and 2015.

(n) Impairment of long-lived assets (other than goodwill)

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group recorded no impairment for the years ended December 31, 2013, 2014 and 2015, respectively.

(o) Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

        Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with Accounting Standards Codification ("ASC") 350-20, a company firstly has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a two-step quantitative impairment test is mandatory. The Company may also elect to proceed directly to the two-step impairment test without considering qualitative factors.

        The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded.

        Application of a goodwill impairment test requires significant management judgment, including the identification of the reporting unit, assigning assets, liabilities and goodwill to each reporting unit, and determining the fair value of each reporting unit. The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding reporting unit's future operating performance are revenue growth rates, costs of goods and operating expenses growth rates, discount rates and terminal values. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

        In 2014 and 2015, management has conducted step 1 of the quantitative impairment test to compare the carrying value of the reporting unit, including assigned goodwill, to its respective fair value. The fair value of the reporting unit was estimated by using the income approach.

        Based on the quantitative test, it was determined that the fair value of the reporting unit tested exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was not required. The management concluded that goodwill was not impaired as of December 31, 2014 and 2015, respectively.

(p) Business combinations and noncontrolling interests

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

        For the Group's majority-owned subsidiaries and subsidiaries of VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of income and comprehensive income includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests, are recorded as noncontrolling interests in the Group's consolidated balance sheets.

(q) Debt issuance costs and debt discounts

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(r) Revenue recognition

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

        The Group offers customers with an unconditional right of return for a period of 7 days upon receipt of products on sales from vip.com and lefeng.com platforms. The Group defers revenue from sales of vip.com platforms until the return period expires as the Group cannot reasonably estimate the amount of future returns. The Group recognizes revenue from sales of lefeng.com platforms when products are delivered to customers because historical returns on sales on lefeng.com are insignificant.

        Revenue was recorded on a gross basis, net of surcharges and value added tax ("VAT") of gross sales. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group recorded revenue on a gross basis because the Group has the following indicators for gross reporting: it is the primary obligor of the sales arrangements, is subject to inventory risks of physical loss, has latitude in establishing prices, has discretion in suppliers' selection and assumes credit risks on receivables from customers. The Group also retains some of general inventory risks despite its arrangements to return goods to some vendors within limited time periods.

Discount coupons membership reward program

        The Group voluntarily provides discount coupons through certain co-operative websites or through public distributions during its marketing activities. These coupons are not related to prior purchases, and can only be utilized in conjunction with subsequent purchases on the Group's platforms. These discount coupons are recorded as reduction of revenues at the time of use. The Group has established a membership reward program wherein customers earn one point for one RMB of purchase made on the Group's platforms. Membership reward points can be either exchanged into coupons to be used in connection with subsequent purchases, or exchanged into free gifts. The expiry dates of these reward points vary based on different individual promotional programs, while the coupons expire three months after redemption. Prior to fiscal 2014, the Group accrued liabilities for the estimated value of the points earned and expected to be redeemed, which were based on all outstanding reward points related to prior purchases at the end of each reporting period, as it did not have sufficient historical data to reasonably estimate the usage rate of these reward points. Starting from 2014, the Group derecognized the deferred revenue liability and began to recognize revenue based on an estimated breakage rate as it has accumulated sufficient historical data to be able to reasonably estimate the usage rate of these reward points. All the reward points expired as of December 31, 2015.

        Effective from January 1, 2015, the Company started to adopt a new membership reward points program (the "2015 Reward Program"). Under the 2015 Reward Program, the Company grants Weipin Coin to the customers when they purchase goods from vipshop.com platforms. Customers earn one

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Weipin Coin for two RMB of purchase made on the Group's platforms. Weipin Coin can be either exchanged into coupons to be used in connection with subsequent purchases, or directly offset against payments when customers make their future purchases. The Group accrued liabilities for the estimated value of the Weipin Coins earned and expected to be redeemed, which were based on all outstanding reward points related to prior purchases at the end of each reporting period, as the Group does not have sufficient historical data to reasonably estimate the usage rate of these new reward points.

        These liabilities reflect management's best estimate of the cost of future redemptions. As of December 31, 2014 and 2015, the Group recorded deferred revenue related to reward points earned from prior purchases of RMB171,205 and RMB87,019 respectively.

        The Group does not charge any membership fees from its registered members. New members who register on the Group's platforms or existing members introducing new members to the Group's website will be granted free Weipin Coins, which can be used to offset against payments for future purchases. These Weipin Coins are not related to prior purchases and are recorded as reduction of revenues at the time of use.

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

        The Group conducts product promotion activities for certain brands on its website, including advanced and prominent placement of vendors' products on its website, and technical consultations services related to on-line advertising. Moreover, the Group also provide inventory and warehouse management services to certain suppliers. These revenues are recognized over the period during which the services are provided and the revenues are earned, net of business tax of approximately 5% of service revenues or 6% value-added tax, or VAT, in certain pilot locations as a result of the pilot VAT reform program.

(s) Cost of goods sold

        Cost of goods sold consists primarily of cost of merchandise sold and inventory write-down. The amounts of inventory write-down were RMB 205,378, RMB 218,108 and RMB 293,946 for the years ended December 31, 2013, 2014 and 2015, respectively. Cost of goods sold does not include fulfillment

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

expenses, therefore the Group's cost of goods sold may not be comparable to other companies which include such expenses in their cost of goods sold.

        The Group provides financing to some of its suppliers by advancing them cash for portions of accounts payables the Group owes to them, and receive interest over the financing periods which is presented as a reduction to cost of goods sold. The advances to these suppliers related to the Group's financing activities have no offsetting rights against the Group's accounts payables to these suppliers, and are presented as part of other receivables and prepayments in the consolidated balance sheets (note 5).

(t) Fulfillment expenses

        Fulfillment expenses primarily consist of payroll, bonus and benefits of logistics staff, logistics centers rental expenses, shipping and handling expenses and packaging expenses.

(u) Marketing expenses

        Marketing expenses primarily consist of payroll, bonus and benefits of marketing staff, advertising costs, agency fees and costs for promotional materials.

        Advertising expenses are charged to the statements of income and comprehensive income in the period incurred. The amounts of advertising expenses incurred were RMB 436,233, RMB787,687 and RMB1,022,398 for the years ended December 31, 2013, 2014 and 2015, respectively.

(v) Technology and content expenses

        Technology and content expenses primarily consist of payroll, bonus and benefits of the staff in the technology and system department, telecommunications expenses, model fees and photography expenses.

(x) General and administrative expenses

        General and administrative expenses primarily consist of payroll, bonus and benefit costs for retail and corporate employees, legal, finance, information systems, rental expenses and other corporate overhead costs.

(y) Foreign Currency Transactions and Translations

        The functional currency of the Company, Vipshop HK and Lefeng.com are the United States dollar ("US dollar"). The functional currency of all the other significant subsidiaries and the variable interest entities is RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income and comprehensive income.

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's cash and cash equivalents denominated in RMB amounted to RMB4,118,507 and RMB3,216,485 at December 31, 2014 and 2015, respectively.

Change in Reporting Currency to the RMB

        Effective January 1, 2015, the Company changed its reporting currency from US dollar to RMB. The change in reporting currency is to better reflect the Company's performance and to improve investors' ability to compare the Company's financial results with other publicly traded companies in the industry. Prior to January 1, 2015, the Company reported its consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder's equity and cash flows in US dollar. The audited financial results for the year ended December 31, 2015 are stated in RMB. The related financial statements prior to January 1, 2015 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the year ended December 31, 2015. The change in reporting currency resulted in the recognition of a cumulative foreign currency translation adjustment of RMB(32,976) and RMB20,707 in accumulated other comprehensive income for the years ended December 31, 2013 and 2014, respectively.

        The financial statements of the Company have been translated into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders' equity.

(z) Convenience translation

        Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2015 are solely for the convenience of the readers and were calculated at the rate of 6.4778, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2015. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2015, or at any other rate.

(aa) Income Taxes

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(ab) Value added taxes

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

(ac) Comprehensive income (loss)

        Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income (loss) is reported in the consolidated statements of income (loss) and comprehensive income (loss), and other comprehensive income (loss) includes foreign currency translation adjustments and unrealized gain or loss of available-for-sales securities.

(ad) Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, held-to-maturity securities, amounts due from related parties, other receivables and prepayments. The Group places its cash and cash equivalents, restricted cash and held-to-maturity securities with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise of amounts receivable from product delivery service providers. These amounts are collected from customers by the service providers when products are delivered. The principal amounts of all held-to-maturity securities are guaranteed by the issuers. The Group conducts a credit evaluation of these service providers and generally requires a small amount of security deposit. Amounts due from related parties are prepayments related to purchases of goods from the entities controlled by shareholders of the Company. Due to the nature of the relationship, the Company considers there to be no collection risks in regard to amounts due from related parties. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific delivery service providers and other information.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(ae) Fair value of financial instruments

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

Measured at fair value on a recurring basis

        The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2014.

        The Group's financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2015 include available-for-sale securities investments. As of December 31, 2015, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Available-for-sale investments- marketable equity securities	254,736	254,736	—	—
Available-for-sale investments- debt security	15,000	—	15,000	—

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

        Available-for-sale securities investments represent the marketable equity securities and debt securities invested by the Group. The marketable equity securities are carried at fair values. The Group measures its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. The debt security consists of an investment in a private company's redeemable shares that has stated maturity and pay a prospective fixed rate of return. The investment is recorded at fair value on a recurring basis. The fair value is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement.

        As of December 31, 2014 and 2015, gross unrealized gains of nil and RMB2,498 and gross unrealized losses of nil and RMB10,281 were recorded on listed equity securities, respectively. No impairment charges were recorded for years ended December 31, 2014 and 2015, respectively.

Measured at fair value on a non-recurring basis

        Other than the impaired intangible assets (Note 9), investment in affiliates (Note 10), and other investments (Note 11), the Group did not have any assets and liabilities that were measured at fair value on a nonrecurring basis. The estimated fair value of the impaired intangible assets at the time of impairment tests was estimated by applying unobservable inputs to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

        The carrying values of the Group's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable, other current liabilities, amounts due from and to related parties, approximate their fair values due to the short term nature of these instruments. The estimated fair value of convertible senior notes as of December 31, 2014 and 2015 were approximately RMB 4,696,773 and RMB4,346,278, respectively, as compared to its carrying value of RMB 3,854,985 and RMB 4,058,181, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement.

        The Group measures certain assets, including investment in affiliates, and other investments, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

(af) Operating leases

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(ag) Share-based Compensation

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

(All amounts in thousands, except for share and per share data)

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

(ah) Earnings per share

        Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into ordinary shares. Convertible securities are excluded from the computation of the diluted earnings per share in years when their effect would be anti-dilutive.

(ai) Treasury stock

        Treasury stock represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

(aj) Recent Changes in Accounting Standards

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)". The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

  Step 1: Identify the contract(s) with a customer.

  Step 2: Identify the performance obligations in the contract.

  Step 3: Determine the transaction price.

  Step 4: Allocate the transaction price to the performance obligations in the contract.

  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

        ASU 2014-09 is originally effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Early adoption is permitted to the original effective date. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

        In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group's consolidated financial statements.

        In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements. Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016. The Group does not expect the adoption of this guidance will have a significant effect on the Group's consolidated financial statements.

        In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of extraordinary items. This ASU will also align more closely U.S. GAAP income statement presentation guidance with IAS 1, Presentation of Financial Statements, which prohibits the presentation and disclosure of extraordinary items. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this ASU is not expected to have a material impact on the Group's consolidated financial results or disclosures.

        In February 2015, the FASB issued ASU 2015-02, "Amendments to the Consolidation Analysis", regarding consolidation of legal entities such as limited partnerships, limited liability corporations, and securitization structures. The guidance eliminates the deferral issued by the FASB in February 2010 of the accounting guidance for VIE for certain investment funds, including mutual funds, private equity funds and hedge funds. In addition, the guidance amends the evaluation of fees paid to a decision

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

maker or a service provider, and exempts certain money market funds from consolidation. The guidance will be effective for accounting periods beginning after December 15, 2015 with early adoption permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group's consolidated financial statements.

        In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. The ASU changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In addition, it converges the guidance in U.S. GAAP with that in IFRSs, under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Subsequent in August 2015, the FASB issued ASU 2015-15 related with the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, under which the SEC staff stated it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Group does not expect the adoption of the above guidances will have a significant effect on the Group's consolidated financial statements.

        In July, 2015, the FASB issued ASU 2015-11 as part of its simplification initiative. The ASU changes the way of measurement on inventory, which currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this Update require an entity to measure inventory within the scope of this Update at the lower of cost and net realizable value. Subsequent measurement is unchanged for inventory measured using last-in, first-out (LIFO) or the retail inventory method. For public business entities, ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

        In September 2015, the FASB issued ASU2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The new standard is effective for fiscal years beginning after December 15, 2015, including interim periods within that reporting period and early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group's consolidated financial statements.

        In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. The Group expects the adoption of this guidance will have an effect on the Group's consolidated balance sheet.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors' accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-06, which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this Update on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

3. Significant acquisition and equity transactions

(a) Acquisition of Lefeng.com

        On February 14, 2014, the Group acquired a 75% equity interest of Lefeng.com from Ovation. Lefeng.com owns and operates the online retail business conducted through lefeng.com, an online retail website specialized in selling cosmetics and fashion products in China. The total consideration paid by the Group for the acquisition was approximately US$112,500 (approximately RMB687,233) in cash. The acquisition cost amounted to RMB 3,100 was recorded in general and administrative expenses when it incurred. The main purpose of the acquisition is to enlarge the Group's share of the cosmetics market, and in the meantime to attract more customers by expanding categories.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

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

	RMB	Weighted average amortization period at the acquisition date (in years)
Working capital, net	(14,501)
Liabilities assumed	(122,000)
Net tangible assets acquired	40,296
Intangible assets	1,248,024
Including: Customer Relationships	295,610	5
Trademarks	882,287	5
Non-compete agreement	70,127	3
Goodwill	60,000
Deferred tax liabilities	(295,634)
Noncontrolling interest	(228,952)

Total consideration	687,233

        Goodwill primarily represents the expected synergies from combining with the operations of the Group. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. Goodwill is not expected to be deductible for tax purposes.

        The amounts of revenue and net losses of Lefeng.com (which excluded the amortization of intangible assets identified during the acquisition) from the acquisition date to December 31, 2014 included in the Company's consolidated statement of income and comprehensive income are RMB 732,950 and RMB 200,759 respectively.

        The pro forma revenues and earnings of the combined entity, as though the acquisition date of Lefeng.com occurred as of the beginning of 2014, have not been disclosed because it is impracticable for the Company to do so.

(b) Acquisitions in 2015

        The Group completed several acquisitions during 2015 by acquiring over 50% of the net assets of the following companies in cash. These acquisitions have been accounted for using the acquisition method for business combinations. These acquisitions are not material individually or in aggregate to the Group's consolidated financial statements. The acquisition cost was recorded in general and administrative expenses when it incurred and it was not material in aggregate.

        The Group made series of investments into Zhengzhou Andaxin Transportation Co., Ltd. ("Zhengzhou Andaxin") which is a PRC registered company that provides logistic services in 2015, and held 90% equity interest of Zhengzhou Andaxin as of December 31, 2015 with total consideration of

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3. Significant acquisition and equity transactions (Continued)

RMB25,251. The financial results of Zhengzhou Andaxin are immaterial to the Group's net assets and results of operations. The acquisition was accounted for as a purchase and the results of Zhengzhou Andaxin are included in the Group's consolidated results from the acquisition date. The Group recorded RMB17,807 in goodwill related to the acquisition. No additional intangible asset was identified during this acquisition.

        The Group made series of investments with total consideration of RMB6,058 into Beijing Explink Information Technology Co., Ltd. ("Explink") which is a PRC registered company that provides information system and software products during 2014 and 2015, and held 68.93% equity interest of Explink as of December 31, 2015. The fair value of 37.5% equity interests in Explink previously held by the Group in 2014 was remeasured to RMB2,813, resulted in a gain from step acquisition of RMB2,315 on the acquisition date. The financial results of Explink are immaterial to the Group's net assets and results of operations. The acquisition was accounted for as a purchase and the results of Explink are included in the Group's consolidated results from the acquisition date. The Group recorded RMB11,057 in goodwill and RMB3,108 in intangible assets related to the acquisition, consisting of RMB3,108 of developed technologies with estimated weighted average useful lives of 5 years.

        During the year ended December 31, 2015, the Group acquired equity interests of certain logistic companies and an other service entity with voting right over than 50%. The acquisitions are not individually and in aggregate significant to the Group's net assets and results of operations. These acquisitions have an aggregate purchase price of RMB47,516. The acquisitions were accounted for under purchase accounting and the results of these logistic companies are included in the Group's consolidated results from the acquisition dates. The Group recorded RMB19,917 in goodwill related to the acquisitions of these logistic companies. No additional intangible asset was identified during these acquisitions.

        Based on the assessment of the acquired companies' financial performance made by the Group, acquired companies including its subsidiary during 2015 are not considered material to the consolidated results of operations both individually and in aggregate. Thus pro forma results of operations for these acquisitions in 2015 as well as the results of operations since the date of acquisitions to the period end have not been presented. None of the goodwill recognized during the acquisitions is expected to be deductible for income tax purposes.

(c) Investment in affiliates

        On February 21, 2014, the Group acquired a 23% equity interest in Ovation for a total consideration of approximately US$55,777 (approximately RMB 339,303) pursuant to a share purchase and subscription agreement with Ovation and certain of its existing shareholders. The Group has significant influence on Ovation and thus applied the equity method of accounting (refer to note 10 for details).

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4. Accounts Receivable

	As of December 31,
	2014	2015
	RMB	RMB
Components of accounts receivable are as follows:
Delivery service providers(a)	33,671	135,050
Other trade receivables(b)	—	190,792
Other	7,776	25,581

Total	41,447	351,423

        The accounts receivable for more than 10% are as follows:

	As of December 31,
	2014	2015
Delivery service provider A	81%	—

Note
a: For certain sales transactions, delivery service providers will collect payments from the Group's customers upon delivery of goods, and remit such payments back to the Group on a periodic basis.

Note
b: The Group provides consumer financing to certain customers as part of the Group's internet financing activities conducted since 2015.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5. Other Receivables and Prepayments

	As of December 31,
	2014	2015
	RMB	RMB
Components of other receivables and prepayments are as follows:
Deposits (Note a)	127,130	210,758
Cash advanced to staff	8,972	14,963
VAT receivable	362,217	473,932
Interest receivable	50,313	86,545
Advances to suppliers related to financing activities (Note b)	113,652	559,857
Advances to suppliers related to procurement activities	81,952	377,837
Prepaid expense	21,348	52,383
Receivables on behalf of staffs for options exercised and non-vested shares vested	—	41,111
Others	5,657	63,959
Less: allowance for doubtful debts (note c)	(4,167)	(11,884)

Total	767,074	1,869,461

Note
a Deposits consist of amounts paid to vendors for advertising and rentals.

Note
b The Group provides financing to some of its suppliers by advancing them cash, and held portions of accounts payables the Group owes to them as pledges or procurements are expected to be made by the Group from the suppliers in the near term.

Note
c The Group considers many factors in assessing the collectability of its receivable, such as, the age of the amounts due, the debtor's payment history, credit-worthiness, and financial conditions of the debtor and industry trends. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the receivable is likely to be unrecoverable. Receivable balances are written off after all collection efforts have been exhausted.

Note
d The balance of account receivable, other receivables and prepayments has been regrouped by the Company in 2015 and the balance as of December 31, 2014 has also been reclassified for consistency.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5. Other Receivables and Prepayments (Continued)

        The movement of allowance for doubtful debts during the years are as follow:

	Year ended December 31,
	2014	2015
	RMB	RMB
Allowance for doubtful debts:
Balance at beginning of the year	—	(4,167)
Allowance during the year	(4,167)	(11,884)
Write-offs during the year	—	4,167

Balance at end of the year	(4,167)	(11,884)

6. Held-to-Maturity Securities

        As of December 31, 2014 and 2015, the Group's held-to-maturity securities consist of debt securities carried at amortized cost of RMB3,768,338 and RMB1,807,403 respectively, which approximate the aggregate fair value. All of these securities mature within one year and are classified as current asset. The amount of unrealized holding gain as of December 31, 2014 and 2015 was RMB50,838 and RMB17,403 respectively.

        The held-to-maturity securities all consist of wealth management products purchased from third-party financial institutions with high credit ratings in China. These debt securities have fixed maturity dates and pay a target return on the amount invested. In addition, the principals of these securities are fully guaranteed and early redemption is not allowed.

        There has been no impairment recognized and no sales of any held-to-maturity securities before maturities during the periods presented.

7. Property and Equipment, Net

	As of December 31,
	2014	2015
	RMB	RMB
Cost:
Building	—	2,021,245
Furniture, fixtures and equipment	471,796	1,078,365
Leasehold improvements	120,608	118,043
Motor vehicles and software	64,357	71,950
Construction in process	1,462,132	158,842

Sub-total	2,118,893	3,448,445
Less: accumulated depreciation	(207,440)	(498,841)

Property and equipment, net	1,911,453	2,949,604

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7. Property and Equipment, Net (Continued)

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Depreciation expenses were charged to:
Fulfillment expenses	19,453	28,634	145,375
Marketing expenses	105	2,293	2,694
Technology and content expenses	21,146	65,268	132,448
General and administrative expenses	13,584	13,795	10,884

Total	54,288	109,990	291,401

8. Land Use Rights, Net

	As of December 31,
	2014	2015
	RMB	RMB
Cost:
Land in Zhaoqing City	82,680	112,457
Land in Tianjing City	—	37,905
Land in Jianyang City	—	50,574

Sub-total	82,680	200,936

Less: accumulated amortization	689	3,474

Land use rights, net	81,991	197,462

        The expiry dates of the land use rights are from October 2064 to August 2065. Expenses charged were nil, RMB 689 and RMB 2,785 for the years ended December 31, 2013, 2014 and 2015, respectively.

9. Intangible Assets, Net

	As of December 31, 2014				As of December 31, 2015
	Cost	Accumulated amortization	Impairment (note)	Net amount	Cost	Accumulated amortization	Impairment (note)	Net amount
	RMB							RMB
Domain names	14,429	(5,371)	—	9,058	14,983	(11,869)	—	3,114
Customer Relationships	300,249	(54,399)	—	245,850	295,610	(116,954)	—	178,656
Trademarks	896,224	(162,453)	—	733,771	893,390	(360,167)	—	533,223
Non-compete agreement	71,228	(20,958)	—	50,270	70,127	(43,830)	—	26,297
Others	25,364	(8,457)	(16,907)	—	28,448	(8,462)	(16,907)	3,079

Total	1,307,494	(251,638)	(16,907)	1,038,949	1,302,558	(541,282)	(16,907)	744,369

Note:
The Group evaluates the fair value of the intangible assets with determinable useful lives upon events or changes in circumstances indicate that these assets' carrying amounts may not be recoverable, and assessed the recoverability by comparing the carrying amount of the intangible assets with their estimated fair value. The fair value was derived from the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. It was assessed that the fair value was less than the carrying amount of the intangible assets, so the Company recognized the impairment during fiscal year 2014.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

9. Intangible Assets, Net (Continued)

        Amortization expenses for intangible assets were RMB1,389, RMB 250,221 and RMB 289,644 for the years ended December 31, 2013, 2014 and 2015, respectively. The Group expects to record amortization expenses of RMB310,680, RMB307,567 and RMB126,122 for the years ending December 31, 2016, 2017 and 2018, respectively.

10. Investment in Affiliates

        Investments in affiliates as of December 31, 2014 and 2015 were as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Equity-method investments:
Ovation(i)	279,244	137,401
Explink (Note 3 (b))	3,013	—
Feiyuan(ii)	—	85,920
Others(iii)	5,133	29,385

Total	287,390	252,706

Details of the significant investments are as follows:

(i)
On February 21, 2014, the Group acquired a 23% equity interest in Ovation, which is a Cayman company that engages in research and development, and distribution of beauty products and production and publication of TV programme, for a total consideration of approximately US$55,777 (approximately RMB 339,303) pursuant to a share purchase and subscription agreement with Ovation and certain of its existing shareholders.

(ii)
In March 2015, the Group purchased 42.61% equity interest of Feiyuan Logistic Company ("Feiyuan") which is a PRC registered company that provides delivery service for purchase price of RMB 95,409.

(iii)
Other investments in affiliates comprise of a number of investments in private companies which the Group owns 20% voting right or higher and have significant influence, these investments include certain PRC registered companies that provides logistic services.

        During the years ended December 31, 2013, 2014 and 2015, the Group recognized its share of loss of affiliates in the amount of nil, RMB62,716 and RMB84,063 respectively. The total impairment losses on equity method investments were nil, nil and RMB58,510 during the years ended December 31, 2013, 2014 and 2015, respectively. The amount of impairment in 2015 relate to Ovation and is recorded as impairment loss of investments in the consolidated statements of income and comprehensive income.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11. Other Investments

	As of December 31,
	2014	2015
	RMB	RMB
Cost-method investments: WangZhi Technology Limited.	13,036	161,417
Qima Holdings Limited.	—	69,960
BabySpace Corporation	—	64,778
Hifashion Group Inc.	62,046	64,778
Others (note)	33,876	170,168

Total investment costs:	108,958	531,101
Less: Impairment	(6,166)	(41,239)

Total	102,792	489,862

Note:
Other investments comprise of a number of investments in private companies which the Group owes equity interest, over which the Group exerts no significant influence, or investments that are not common stock or in-substance common stock, including certain E-commence companies and PRC registered companies that provide technology services.

        The total impairment losses on cost method investments were nil, RMB6,166 and RMB41,239 during the years ended December 31, 2013, 2014 and 2015, respectively.

12. Available-for-Sale Securities Investments, Non-Current:

        The carrying amount and fair value of the Group's available-for-sale securities investments were nil and RMB269,736 as follows as of December 31, 2014 and 2015.

	As of December 31, 2015
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
SRP Groupe	214,508	1,822	—	—	216,330
Ensogo Limited	48,011	—	(10,281)	—	37,730
Shanghai Andatong Information Security Technology Co., Ltd.	15,000	—	—	—	15,000
Ahalife Holdings Inc. (note a)	6,166	676	—	(6,166)	676

Total	283,685	2,498	(10,281)	(6,166)	269,736

The Group reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators such as market condition for the investees' industry and products and services. The Group recorded no impairments for the years ended December 31, 2013, 2014 and 2015, respectively.

Note
a:  The Group acquired 1.5% equity interest in Ahalife Holdings Inc. ("Ahalife") in March 2014. The Group exerts no significant influence in Ahalife and recorded the investment initially at cost. In July 27, 2015, Ahalife is listed on the Australia Securities Exchange and quoted prices of the investment in active market became available, the Group reclassified its investment in Ahalife to available-for-sale securities investment in 2015 accordingly.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. Other Long-Term Assets

	As of December 31,
	2014	2015
	RMB	RMB
Deposit for land use rights (Note a)	—	1,873,553
Prepayment for investments (Note b)	40,503	57,000
Others	—	5,754

Total	40,503	1,936,307

Note
a: The Company signed contracts with local government to purchase land use rights located in Ezhou City, Jianyang City, Zhaoqing City and Guangzhou City of PRC. According to the agreements, the Company needs to pay certain amount of deposits before the completion of purchase process. As of December 31, 2015, the purchase process was not completed.

Note
b: The Company signed contracts to acquire certain investments from the investees' existing shareholders. According to the agreements, the Company needs to prepay deposits before the completion of the legal closing process of the acquisitions. The acquisition process for these investments was not completed by the year ended until January 2016.

14. Goodwill

        The movements in carrying amount of goodwill are as follows:

Goodwill
RMB
Balance as of January 1, 2014	—
Addition for acquisition—Lefeng.com	60,000

Balance as of December 31, 2014	60,000

Addition for acquisition—Zhengzhou Andaxin	17,807
Addition for acquisition—Explink	11,057
Addition for acquisition—Other investments	19,917

Balance as of December 31, 2015	108,781

        As stated in Note 3(a) and (b), the Group has acquired certain businesses during 2014 and 2015. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill accordingly.

        The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment recognized in goodwill during the periods presented.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15. Accrued Expenses and Other Current Liabilities

	As of December 31,
	2014	2015
	RMB	RMB
Accrued advertising expense	186,766	193,785
Accrued shipping and handling expenses	573,846	1,032,123
Accrued payroll	327,111	425,102
Social benefit provision	27,407	60,911
Deposits from delivery service providers	75,547	93,629
Other tax payable	106,758	38,264
Income tax payable	102,390	216,770
VAT tax payable	345,751	289,633
Accrued rental expenses	38,829	58,276
Accrued administrative expenses	32,406	52,672
Amounts received on behalf of third-party merchants (Note a)	446,876	388,388
Payables for repurchase of ordinary shares (note 21)	—	194,514
Interest payable	17,398	17,385
Others	59,671	43,170

Total	2,340,756	3,104,622

Note
a:  Amounts relate to the cash collected on behalf of third-party merchants which the Company provides platform access for sales of their products.

16. Employee Retirement Benefit

        Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees' basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions and accruals made for such employee benefits was RMB69,798, RMB196,778 and RMB337,762 for the years ended December 31, 2013, 2014 and 2015, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

17. Short term loans

        On December 31, 2015, a subsidiary of the Group entered into a short-term loan arrangement with a domestic bank in the PRC to finance its working capital. The outstanding amount as of December 31, 2015 was RMB95,000 with an interest rate of 4.35% per annum and a maturity term of three months. The loan is guaranteed by a pledge of the Group's held-to-maturity securities amounted to RMB 100,000.

18. Convertible Senior Notes

        On March 17, 2014, the Company issued US$632,500 (approximate RMB4,097,209) in aggregate principal amount of 1.5% Convertible Senior Notes due 2019 (the "Notes"). The Notes can be converted into the Company's ADSs, each representing 1/5 Class A ordinary share of the Company, par value 0.001 per share (the "ordinary shares"), at the option of the holders, based on an initial conversion rate of 49.693 of the Company's ADSs (4.9693 ADSs before the ADS ratio change effective November 3, 2014) per 1,000 principal amount of Notes (US$20.124 per ADS, or $201.24 per ADSs before the ADS ratio change). Holders of the Notes will have the right to require the Company to repurchase for cash all or part of their Notes on March 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The Notes bear interest at a rate of 1.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014. The Notes will mature on March 15, 2019, unless previously repurchased or converted in accordance with their terms prior to such date.

        The net proceeds from the Notes offering were US$617,191 (approximate RMB3,998,040), after deducting discounts to the initial purchaser of US$14,231(approximate RMB92,186) and debt issuance costs of US$1,078 (approximate RMB6,983). Debt issuance costs and debt discounts are recorded as a direct deduction from the face amount of Convertible Senior Notes, and amortized as interest expenses, using the effective interest method, from issuance date to the first put date of the Notes (March 15, 2017).

        The Company recorded the Notes as a liability in their entirety, and the conversion feature or any other feature does not need to be bifurcated and accounted for separately. As of December 31, 2015, none of the Notes had been converted yet.

19. Distribution of Profit

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

        The general reserve is used to offset future extraordinary losses. A subsidiary may, upon a resolution passed by the shareholders, convert the general reserve into capital. The staff welfare and

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

19. Distribution of Profit (Continued)

bonus reserve is used for the collective welfare of the employees of the subsidiary. The enterprise expansion reserve is for the expansion of the subsidiary's operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law, and are not distributable as cash dividends to the Group.

        Relevant PRC statutory laws and regulations permit payment of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company's PRC subsidiaries transferred RMB55,190, RMB135,797 and RMB234,425 to general reserve during the years ended December 31, 2013, 2014 and 2015, respectively.

        The balance of restricted net assets was RMB 1,157,529 and RMB 1,957,529 of which RMB 29,500 and RMB 829,500 was attributed to the net assets of the VIEs and VIEs' subsidiaries, and RMB 1,128,029 and RMB 1,128,029 was attributed to the paid in capital of the WFOE, as of December 31, 2014 and 2015, respectively.

20. Capital Structure

Follow-on offering

        In March 2013, the Group completed its follow-on public offering. The Company issued 8,000,000 ordinary shares. The gross proceeds received were US$91,920 (approximate RMB571,320) and the related issuance costs were US$1,572 (approximate RMB9,769).

Issuance of convertible senior notes

        On March 17, 2014, the Company completed a public offering of 1,140,000 ADSs by certain of the Company's selling shareholders, representing 2,280,000 ordinary shares, at a public offering price of US143.74 per ADS, and US$550,000 (approximate RMB 3,562,790) aggregate principal amount of the Company's 1.50% convertible senior notes due 2019. Concurrently, the underwriters exercised in full the option to purchase an aggregate of 171,000 additional ADSs from certain selling shareholders at the public offering price of the offering and up to an additional US$82,500 (approximate RMB534,419) aggregate principal amount of the Company's 1.50% convertible senior notes due 2019.

Dual-class share structure

        On September 15, 2014, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company's authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group's ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. The computation of net earnings per Class A ordinary shares and Class B ordinary shares have been adjusted retroactively for all periods presented to reflect this change. As of December 31, 2014 and 2015, all Class B ordinary shares were held by the Chairman of the Company.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

20. Capital Structure (Continued)

ADS Ratio Change

        Effective November 3, 2014, the Company changed its ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to five ADSs representing one Class A ordinary share. The computation of net earnings per ADS have been adjusted retroactively for all periods presented to reflect this change.

Exercise of stock options

        During the years ended December 31, 2013, 2014 and 2015, 1,905,026, 1,883,977 and 956,587 Class A ordinary shares were issued respectively as a result of exercises of share options by employees and a consultant.

Vesting of shares awards

        During the years ended December 31, 2013, 2014 and 2015, 476,065, 988,723 and 1,100,618 Class A ordinary shares were issued respectively as a result of vesting of shares awards granted to employees and consultants.

21. Treasury Stock

        On November 17, 2015, the Company's board of directors approved a share repurchase program whereby the Company may purchase its own ADSs with an aggregate value of up to US$300 million over the following 24-month period, ending on November 16, 2017. As of December 31, 2015, the Company has repurchased 1,614,135 shares from the market in the consideration of approximately RMB 844,711 in aggregate. As of December 31, 2015, part of the considerations for the repurchase of shares in the amount RMB 194,514 has not yet been settled and was paid in January 2016.

22. Other Income

        Other income consists of government grants and miscellaneous. Government grants represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group, tax refunds, or subsidies for asset related investments made by the Group. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. A government grant will only be recognized as other income when it is probable that any future economic benefit associated with an item will flow to the Group, and the grant has been received because the amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Grants related to depreciable assets are recognized in profit or loss over the periods in which depreciation expense on those assets is recognized, corresponding to the useful lives of the assets.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22. Other Income (Continued)

        Other income is comprised of:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Government grants	38,645	121,463	282,330
Claims for goods insurance	10,432	27,754	11,136
Others	4,409	4,760	14,965

Total other income	53,486	153,977	308,431

23. Income Taxes

Cayman Islands

        Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

        The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2013, 2014 and 2015, if applicable.

People's Republic of China

        Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), domestically owned enterprises and foreign invested enterprises (the "FIEs") are subject to a uniform tax rate of 25%. While the EIT Law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, regardless of whether these are domestically-owned enterprises or FIEs. The Group's subsidiaries and the variable interest entity in the PRC are all subject to the tax rate of 25% for the periods presented, except for Vipshop Jianyang, Vipshop Chongqing and Pinwei Software that enjoyed the following preferential tax treatment:

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Income Taxes (Continued)

        Pinwei Software was classified as a high and new technology enterprise in 2015. Pinwei Software has obtained final approval from the local tax bureau to enjoy a preferential tax rate of 15% for the period from January 1, 2015 to December 31, 2016.

        The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2014 and 2015, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 (US$15) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

        Income tax expense is comprised of:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Current tax (note)	182,270	464,025	561,001
Deferred tax	(68,338)	(218,993)	(103,256)

Total tax expenses	113,932	245,032	457,745

Note:
All current tax was related to income tax in PRC and Hong Kong.

        Under the EIT Law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its "de facto management organization" located within the PRC. Non-residential enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its "de facto management organization" located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishments in the PRC. On December 6, 2007, the State Council of the PRC issued New Enterprise Income Tax Implementation Regulations on the New Taxation Law ("New EIT Implementation Regulations"). Under the New EIT Implementation Regulations, "de facto management organization" is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Tax Law and the New EIT Implementation Regulations, a resident enterprise's global net income will be subject to a 25% enterprise income tax rate. Uncertainties exist with respect to how the New Tax Law and New EIT Implementation Regulations apply to the Group's overall operations, and more specifically, with regard to tax residency status. On April 22, 2009, the State Administration of Taxation, or the SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Income Taxes (Continued)

PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2011 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue, it is unclear that the legal entities organized outside of PRC should be treated as residents for New Tax Law purposes. Nevertheless, even if one or more of its legal entities organized outside of the PRC were characterized as PRC tax residents, both of them are still in accumulated loss position and no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.

        If the entity were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents which meet the criteria of beneficial owner in the Hong Kong SAR, the withholding tax would be 5%.

        Aggregate undistributed earnings of the Group's subsidiaries and the VIE in the PRC that are available for distribution to the Group of approximately RMB1,839.9 million and RMB 4,148.1 million as of December 31, 2014 and 2015 respectively are considered to be indefinitely reinvested under ASC No.740-30, Accounting for Income Taxes—Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB92.0 million and RMB 207.4 million as of December 31, 2014 and 2015 respectively.

        A reconciliation of the income tax expense to income before income tax and share of loss of affiliates computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of income and comprehensive income is as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Income before income tax and share of loss of affiliates	435,152	1,060,341	2,050,520
Computed income tax expense at PRC EIT tax rate	108,788	265,085	512,630
Effect of non-deductible expenses, including:
—Share-based compensation expenses	19,126	56,374	75,735
—Other non-deductible expenses	2,164	9,487	4,259
Effect of different tax rates of a subsidiary operating in other jurisdiction	(1,000)	578	392
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(12,059)	(46,159)	(144,958)
Effect of non-taxable income	—	(20,271)	(7,242)
Change in valuation allowance	(3,087)	(15,891)	10,444
Others	—	(4,171)	6,485

Actual income tax expenses	113,932	245,032	457,745

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Income Taxes (Continued)

        The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
The aggregate effect	12,059	46,159	144,958
Per share effect:
Class A and Class B ordinary share:
—basic	0.11	0.41	1.25
—diluted	0.10	0.38	1.21

        The principal components of deferred tax assets are as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	65,279	59,652
Allowance for doubtful debts	1,633	1,083
Allowance for intangible assets and other investments	6,842	9,678
Inventory write-down	19,009	33,116
Payroll payable and other accruals	59,651	28,490
Deferred revenue	108,153	93,590
Advertising expenses	24,354	24,354
Others	974	983
Less: valuation allowance	(52,746)	(48,943)

Total deferred tax assets-current	233,149	202,003

Deferred tax liability:
Intangible assets	242,697	175,416

Total deferred tax liability-non-current	242,697	175,416

Note:
Foreign exchange represents the differences of exchange rate on balance sheet date used to translate the deferred tax assets balances and the weighted average rate used to translate the valuation allowance recognized during the period.

        The amount of tax loss carried forward was RMB273,041 and RMB238,606 of December 31, 2014 and 2015, respectively, for the Group's certain subsidiaries and the variable interest entities in the PRC.

        The Group has provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2014 and 2015, respectively, as management is not able to conclude that the future realization of some of those net operating loss carry forwards and other deferred tax assets are more likely than not.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Earnings Per Share

        As of December 31, 2013, 2014 and 2015, there is nil employee stock options or non-vested ordinary shares which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive. The effect of the convertible senior notes has been excluded from the computation of diluted earnings per share for the years ended December 31, 2014 and 2015 as the effect would be anti-dilutive.

        Basic net earnings per share is based on the weighted average number of ordinary shares outstanding during each period. Diluted net earnings per share is based on the weighted average number of ordinary shares outstanding and incremental weighted average number of ordinary shares from assumed vesting of non-vested shares and exercise of share options, and conversion of the convertible senior notes during each period.

        As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

        Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2013, 2014 and 2015 as follows:

	Year ended December 31,
	2013	2014	2015
	Class A and Class B	Class A and Class B	Class A and Class B
	RMB	RMB	RMB
Basic earnings per share attributable to Vipshop Holdings Limited's ordinary shareholders:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	321,220	841,286	1,589,665

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	108,962,637	113,310,682	115,736,092

Basic earnings per Class A and Class B ordinary shares	2.95	7.42	13.74

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Earnings Per Share (Continued)

        Diluted earnings per share for the years ended December 31, 2013, 2014 and 2015 are calculated as follows:

	Year ended December 31,
	2013	2014	2015
	Class A and Class B	Class A and Class B	Class A and Class B
	RMB	RMB	RMB
Diluted earnings per share:
Numerator:
Net earnings attributable to Class A and Class B ordinary shareholders for computing diluted earnings per Class A and Class B ordinary share	321,220	841,286	1,589,665

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	108,962,637	113,310,682	115,736,092
Dilutive employee share options and non-vested ordinary shares	6,532,536	6,916,902	4,431,971

Weighted average number of Class A and Class B ordinary shares outstanding for computing diluted earnings per Class A and Class B ordinary share	115,495,173	120,227,584	120,168,063

Diluted earnings per Class A and Class B ordinary shares	2.78	7.00	13.23

        The Company granted a number of share options and non-vested ordinary shares to certain executive officers and employees during 2013, 2014 and 2015 (refer to Note 27 (a) & (b)), these non-vested shares are not included in the computation of basic earnings per share. Such shares are considered contingently returnable shares because in the event a non-vested shareholder's employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the outstanding non-vested shares shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

25. Commitments and contingencies

Operating Leases Agreements

        The Group leases office space and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2020. Those lease agreements provide for periodic rental increases based on both contractual incremental rates and inflation rates adjustments over the leased periods. Some of these lease agreements include terms of renewal ranging from one to ten years upon expiry of their respective original lease terms, without purchase options or escalation clause. If these lease agreements are not renewed, the Company is obligated to remove the facilities constructed under certain of its warehouse space lease contracts, although the Company expects such related removal costs to be not significant.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25. Commitments and contingencies (Continued)

        During the three years ended December 31, 2013, 2014 and 2015, the Company incurred rental expenses amounting to RMB84,044, RMB163,332 and RMB 191,253, respectively.

        As of December 31, 2015, minimum lease payments under all non-cancellable leases were as follows:

RMB
Year ending December 31, 2016	238,562
Year ending December 31, 2017	189,542
Year ending December 31, 2018	168,363
Year ending December 31, 2019	130,061
Year ending December 31, 2020	59,781
Over December 31, 2020	101,698

Total minimum lease payments	888,007

Capital commitment

        As of December 31, 2015, the Group has contracted for capital expenditures of RMB850,741.

Contingencies

        The Company and certain of the Company's officers and directors were named as defendants in two putative securities class actions filed in the U.S. District Court for the Southern District of New York: Heller v. Vipshop Holdings Limited et al., Civil Action No. 1:15-cv-03870-LTS (S.D.N.Y.)(filed on May 19, 2015) and Schwartz v. Vipshop Holdings Limited et al., Civil Action No. 1:15-cv-05097-LTS (S.D.N.Y.)(filed on June 30, 2015). The complaints in both putative class actions allege that certain of the Company's financial statements and other public disclosures contained misstatements or omissions and assert claims under the U.S. securities laws. On September 15, 2015, the court consolidated the two actions, and appointed a lead plaintiff and approved the lead plaintiff's selection of lead counsel for the consolidated action. On November 24, 2015, the lead plaintiff filed a Notice of Voluntary Dismissal Without Prejudice which was entered by the court, voluntarily dismissing, without prejudice, all claims in the consolidated action.

        The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

        The Group has not made adequate social welfare payments as required under applicable PRC labor laws, however the Group has recorded accrual for the under-paid amounts in the consolidated financial statements. However, accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities have not been made in the financial statements as management considered that it is not probable the relevant PRC government authorities will impose any significant interests or penalties.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

26. Related Party Transactions

        For the years ended December 31, 2013, 2014 and 2015, the Group entered into the following material related party transactions:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Purchase of goods (Note a)	22,654	585,494	111,191
Delivery services (Note b)	—	—	469,974
Other advertising income	—	—	4,027

Note
a: The goods were purchased from an affiliate of the Company and companies controlled or significantly influenced by shareholders.

Note
b: The Group engages certain of the Group's affiliates to deliver the goods to its customers.

        Details of those material related party transactions provided in the table above are as follows:

(a) Amounts due from related parties

        Amounts due from related parties are made up by amounts due from affiliates and companies controlled by the shareholders.

        Amounts due from related parties as of December 31, 2014 and 2015 amounted to RMB30,991 and RMB31,856, respectively, are prepayments related to purchases of goods or services from affiliates and the entities controlled by shareholders of the Company.

(b) Amounts due to related parties

        Amounts due to related parties are made up by shareholder loans and amounts due to affiliates and companies controlled or significantly influenced by shareholders.

        Shareholders provided loans to the Group, which are mainly used for working capital purposes. The outstanding loan balances due to the Chairman, who is also a shareholder, amounted to RMB5,236 and nil as of December 31, 2014 and 2015 respectively, were unsecured, interest free and repayable on demand.

        The amounts due to affiliates and companies controlled or significantly influenced by shareholders as of December 31, 2014 and 2015 amounted to RMB70,548 and RMB206,966 respectively, and were unsecured and interest free. These amounts are all related to purchases of goods or logistic services from these parties.

27. Share-based Payments

(a) Stock incentive plan

        In March 2011, the Company adopted the Vipshop Holdings Limited 2011 Stock Incentive Plan (the "2011 Plan"), which provide up to an aggregate of 7,350,000 Class A ordinary shares of the

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Share-based Payments (Continued)

Company as stock based compensation to employees, directors, officers and consultants and other eligible personal of the Group.

        In 2012, the Company adopted the 2012 Stock Incentive Plan (the "2012 Plan"), which provide up to an aggregate of 9,000,000 Class A ordinary shares of the Company, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of the 2012 Plan.

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

        During the years ended December 31, 2013, 2014 and 2015, a total of 450,569, nil and nil share options were granted to executive officers, employees and a non-employee of the Group under the 2011 and 2012 Plan, respectively.

Grant date	Exercise Price per share	Number of options	Vesting period
	RMB
March 18, 2011	0.5	1,470,000	36% of the shares shall vest at the first anniversary of the grant date, and 1/36th of the total shares shall vest at the end of each month thereafter
March 18, 2011	0.5	183,750	29% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
March 18, 2011	0.5	735,000	37.5% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
March 18, 2011	0.5	735,000	56% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
March 18, 2011	0.5	367,500	33% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
March 28, 2011	0.5	945,000	25% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter
July 10, 2011	0.5	50,000	25% of the shares shall vest at the first anniversary of the grant date, and 1/48th of the total shares shall vest at the end of each month thereafter

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Share-based Payments (Continued)

Grant date	Exercise Price per share	Number of options	Vesting period
	RMB
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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Share-based Payments (Continued)

        The Company uses the Binomial model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm. The Group estimates that the forfeiture rate for key management and employees will be nil and 12% in 2013, nil and 13% in both 2014 and 2015.

        The assumptions used in determining the fair value of the share options on the grant date were as follows:

Assumptions	2012	2013
Expected dividend yield	0%	0%
Risk-free interest rate	2.54% ~ 3.00%	3.19% ~ 3.30%
Expected volatility	51.33% ~ 53.12%	24.09% ~ 34.77%
Expected life	10 years	10 years
Exercise multiples	2.2 to 2.8 times	2.2 to 2.8 times
Weighted average fair value of underlying ordinary shares	8.36	8.88

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Share-based Payments (Continued)

        For the years ended December 31, 2013, 2014 and 2015, the share option movements were as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual life per share	Weighted average fair value at grant date	Weighted average intrinsic value per option	Aggregate intrinsic value
		US$		US$	US$	US$
As of January 1, 2013	7,402,842	1.16		4.13		57,439,086
Granted	450,569	0.72		8.88		18,525,384
Exercised	(1,905,026)	1.18		3.95		77,465,467
Forfeited	(507,625)	0.84		3.09

Outstanding as of December 31, 2013	5,440,760	1.18	1.37 years	6.31	40.66	221,196,775
Exercised	(1,883,977)	0.95	0.38 years	3.38	96.75	182,277,923
Forfeited	(151,874)	2.52	1.19 years	5.21

Outstanding as of December 31, 2014	3,404,909	1.26	0.69 years		96.44	328,383,350

Exercised	(956,587)	1.04	0.03 years	3.07	75.31	72,038,452
Forfeited	(11,451)	2.29	0.09 years	2.29	74.06	848,073
Outstanding as of December 31, 2015	2,436,871	1.33	0.19 years

Non vested as of December 31, 2015	511,863			3.58
Options vested and expected to vest as of December 31, 2015	2,432,545	1.33	0.19 years			182,482,520
Exercisable as of December 31, 2015	1,911,057	1.51	0.17 years			143,031,421

        For the years ended December 31, 2013, 2014 and 2015, the Group recognized share based payment expenses of RMB51,277, RMB34,934 and RMB23,366 in connection with the share options granted to employees, respectively. The total fair value of shares vested during 2014 and 2015 was RMB35,226 and RMB24,603 respectively.

        As of December 31, 2015, there was RMB6,909 unrecognized compensation cost related to unvested share options granted to executive and employees of the Group. The unvested share options expense relating to the stock options of the Group is expected to be recognized over a weighted average period of 1.02 years on a straight-line basis schedule as of December 31, 2015.

Option modification

        In July 2012, the Board of Directors approved an option modification to reduce the exercise price of 819,638 options from US$2.52 to US$ 0.50 per ordinary shares. All other terms of the share options granted under the 2011 stock option plan remain unchanged. The modification resulted in incremental compensation cost of RMB7,177, of which RMB1,468, RMB1,465 and RMB1,011 was recorded during the years ended December 31, 2013, 2014 and 2015 respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Share-based Payments (Continued)

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Share-based Payments (Continued)

(b) Non-vested shares

        During 2013, 2014 and 2015, a total of 1,483,600, 1,932,680 and 951,684 non-vested shares were granted to executive officers, employees, members of Audit Committee and consultants of the Group under the 2012 and 2014 Plan, respectively.

Grant date	Number of options	Fair value on grant date
		US$
June 1, 2012	367,500	2.76
September 30, 2012	340,000	3.75
October 1, 2012	34,000	3.70
January 1, 2013	546,000	8.92
January 1, 2013	15,000	8.92
March 22, 2013	10,000	14.31
April 1, 2013	471,000	14.93
April 1, 2013	5,000	14.93
April 1, 2013	25,000	14.93
September 30, 2013	407,000	21.21
September 30, 2013	4,600	21.21
January 1, 2014	200,000	41.84
January 1, 2014	360,000	41.84
January 1, 2014	120,000	41.84
January 20, 2014	338,100	50.02
March 1, 2014	175,340	65.66
March 1, 2014	62,690	65.66
April 1, 2014	117,500	79.83
April 1, 2014	66,000	79.83
May 1, 2014	101,000	74.28
June 1, 2014	53,700	81.33
July 1, 2014	85,600	97.80
August 1, 2014	50,800	103.97
September 1, 2014	9,600	98.32
October 1, 2014	91,000	91.69
November 1, 2014	67,000	114.65
December 1, 2014	34,350	114.30
January 1, 2015	31,350	97.70
February 1, 2015	29,070	111.95
March 1, 2015	220,970	122.25
April 1, 2015	35,342	146.55
May 1, 2015	32,080	139.85
June 1, 2015	18,696	121.50
July 1, 2015	40,500	110.95
August 1, 2015	50,689	100.05
September 1, 2015	24,250	86.65
October 1, 2015	34,188	84.55
November 1, 2015	387,549	103.45
December 1, 2015	47,000	81.20

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Share-based Payments (Continued)

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

        For the years ended December 31, 2014 and 2015, the non-vested shares movement was as follows:

Non-vested shares outstanding
Outstanding as of January 1, 2014	1,749,035
Granted	1,932,680
Vested	(988,723)
Forfeited	(244,213)
Outstanding as of December 31, 2014	2,448,779
Granted	951,684
Vested	(1,100,619)
Forfeited	(205,135)
Outstanding as of December 31, 2015	2,094,709

        The Group recognized compensation expense over the four year service period on a straight line basis, and applied a forfeiture rate of nil and 12% in 2013, nil and 13% in both 2014 and 2015 for non-vested shares granted to key management and employees, respectively. The aggregate fair value of the restricted shares at grant dates was RMB131,391, RMB900,361 and RMB657,794 during 2013, 2014 and 2015 respectively. The fair values of non-vested shares are measured at the respective fair values of the Company's ordinary shares on the grant-dates. For the years ended December 31, 2013, 2014 and 2015, the Group recognized share based payment expenses of RMB25,228, RMB190,560 and RMB279,574 in connection with the non-vested shares granted to employees, respectively.

        As of December 31, 2015 there was RMB913,996 unrecognized compensation cost related to non-vested shares which is expected to be recognized over a weighted average vesting period of 2.97 years. The weighted average granted fair value per share of non-vested shares granted during the years ended December 31, 2013, 2014 and 2015 was US$13.15 (RMB79.61), US$63.31 (RMB392.81) and US$109.00 (RMB706.08) respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Share-based Payments (Continued)

(c) Share-based compensation expenses

        For the years ended December 31, 2013, 2014 and 2015, share-based compensation expenses have been included in the following balances on the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Fulfillment expenses	(4,432)	(10,822)	(18,665)
Marketing expenses	(2,342)	(17,293)	(19,938)
Technology and content expenses	(20,117)	(103,160)	(126,274)
General and administrative expenses	(49,614)	(94,219)	(138,064)

	(76,505)	(225,494)	(302,941)

28. Segment information

        The Group has only one reportable segment, which is the sales, product distribution and offering of goods on its online platforms. The Group's chief operating decision-maker ("CODM") has been identified as the Company's President Office, consist of the Company's Chief Executive Officer, Chief Finance Officer, Chief Technology Officer and certain Senior Vice Presidents, who review operating results to make decisions about allocating resources and assessing performance for the entire Group. Hence, the Group operates and manages its business without segments. The Group's net revenues are all generated from customers in the PRC. All the property, plant and equipment of the Group are substantially located at the PRC.

        Product revenues: relate to sales of apparel, shoes and bags and other products.

        Other revenues: relate to revenues from product promotion and online advertising, and commission fees charged to third-party merchants which the Company provides platform access for sales of their product, and revenues from logistic and warehouse services provided to vendors of the Group.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

28. Segment information (Continued)

        Revenues from different product groups and services are as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Product revenues
Apparel	4,650,234	9,554,581	13,887,533
Shoes and bags	1,505,351	3,476,839	5,439,785
Cosmetics	657,613	2,986,807	5,191,552
Sportswear and sporting goods	861,958	1,287,341	2,656,546
Home goods and other lifestyle products	881,268	1,289,114	2,941,734
Toys, kids and baby	547,425	1,575,077	4,609,484
Other goods	1,217,987	2,515,352	4,683,327

	10,321,836	22,685,111	39,409,961
Other revenues	98,958	444,202	793,251

Total net revenues	10,420,794	23,129,313	40,203,212

29. Subsequent event

        In the first quarter of 2016, the Group further acquired 26.18% equity interest in Feiyuan from the existing shareholders of Feiyuan at the cash consideration of RMB 65,452. After the acquisition, the Group holds totally 68.79% equity interest in Feiyuan and exerts control on it. The main purpose of the acquisition is to enlarge the Group's in-house delivery capacities for the Group's product delivery. The acquisition would be accounted for as a business combination and the results of operations of Feiyuan from the acquisition date would be included in the Group's consolidated financial statements. The initial accounting for a business combination is incomplete, for particular assets, liabilities, noncontrolling interests which recognized in the financial statements are not determined. This is because the financial statements of Feiyuan under U.S. GAAP as of the acquisition date are not completed.

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Statements of Income and Comprehensive Income

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
General and administrative expenses	(76,505)	(225,494)	(336,783)

Loss from operations	(76,505)	(225,494)	(336,783)
Interest expense	—	(62,238)	(84,467)
Share of loss of affiliates	—	(62,038)	(80,422)
Impairment loss of investments	—	(6,166)	(68,648)
Equity in incomes of subsidiaries and variable interest entities	397,725	1,197,222	2,159,985

Net income	321,220	841,286	1,589,665

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(13,767)	(427)	(52,487)
Fair value changes of available-for-sales securities	—	—	(9,605)
Share of comprehensive income of subsidiary	—	—	1,822

Comprehensive income attributable to Vipshop Holdings Limited's shareholders	307,453	840,859	1,529,395

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2014	2015
	RMB	RMB
ASSETS
Cash and cash equivalents	975	255
Investment to an affiliate	279,244	137,401
Other investments	84,792	414,362
Available-for-sale securities investments	—	38,406
Investment in subsidiaries	1,197,222	3,357,207
Amount due from subsidiaries	4,863,575	3,861,551

TOTAL ASSETS	6,425,808	7,809,182

LIABILITIES AND EQUITY
Amount due to a shareholder	—	—
Accrued expenses	16,699	211,817
Convertible senior notes	3,854,985	4,058,181

Total liabilities	3,871,684	4,269,998

EQUITY
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 98,028,314 and 100,085,519 shares issued and outstanding as of December 31, 2014 and December 31, 2015, respectively)	63	65
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2014 and December 31, 2015, respectively)	11	11
Treasury stock, at cost (nil and 1,614,135 Class A shares as of December 31, 2014 and December 31, 2015, respectively)	—	(844,711)
Additional paid-in capital	2,538,217	2,838,591
Retained earnings	26,544	1,616,209
Accumulated other comprehensive loss	(10,711)	(70,981)

Total shareholders' equity	2,554,124	3,539,184

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,425,808	7,809,182

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Statements of Shareholders' Equity

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares		Class B ordinary shares			Treasury stock
									Accumulated other comprehensive income (loss)
					Additional paid-in capital	No. of shares		Retained earnings (deficit)
	No. of shares	Amount	No. of shares	Amount			Amount			Total
		RMB		RMB	RMB		RMB	RMB	RMB	RMB
Balance as of January 1, 2013	84,774,523	56	16,510,358	11	1,646,913	—	—	(1,135,962)	3,483	514,501
Net loss	—	—	—	—	—	—	—	321,220	—	321,220
Issuance of ordinary shares pursuant to follow-on offering	8,000,000	5	—	—	571,315	—	—	—	—	571,320
Direct offering expenses of follow-on offering	—	—	—	—	(9,769)	—	—	—	—	(9,769)
Issuance of ordinary shares upon exercise of stock options	1,905,026	1	—	—	12,585	—	—	—	—	12,586
Issuance of ordinary shares upon vesting of shares awards	476,065	—	—	—	—	—	—	—	—	—
Share-based compensation expenses	—	—	—	—	76,505	—	—	—	—	76,505
Foreign currency translation	—	—	—	—	—	—	—	—	(13,767)	(13,767)

Balance as of December 31, 2013	95,155,614	62	16,510,358	11	2,297,549	—	—	(814,742)	(10,284)	1,472,596

Net income	—	—	—	—	—	—	—	841,286	—	841,286
Issuance of ordinary shares upon exercise of stock options	1,883,977	1	—	—	10,949	—	—	—	—	10,950
Issuance of ordinary shares upon vesting of shares awards	988,723	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	225,494	—	—	—	—	225,494
Other capital contribution	—	—	—	—	4,225	—	—	—	—	4,225
Foreign currency translation	—	—	—	—	—	—	—	—	(427)	(427)

Balance as of December 31, 2014	98,028,314	63	16,510,358	11	2,538,217	—	—	26,544	(10,711)	2,554,124

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Statements of Shareholders' Equity

(All amounts in thousands, except for share and per share data)

	Class A common shares		Class B common shares
						Treasury Stock			Accumulated other comprehensive income (loss)
					Additional paid-in capital			Retained earnings (deficit)
	No. of shares	Amount	No. of shares	Amount		No. of shares	Amount			Total
		RMB		RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2014	98,028,314	63	16,510,358	11	2,538,217	—	—	26,544	(10,711)	2,554,124
Net income	—	—	—	—	—	—	—	1,589,665	—	1,589,665
Issuance of ordinary shares upon exercise of stock options	956,587	2	—	—	6,321	—	—	—	—	6,323
Issuance of ordinary shares upon vesting of shares awards	1,100,618	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	302,941	—	—	—	—	302,941
Purchase additional ownership interests in a subsidiary	—	—	—	—	(7,471)	—	—	—	—	(7,471)
Other capital contributions	—	—	—	—	(1,417)	—	—	—	—	(1,417)
Repurchase of ordinary shares	—	—	—	—	—	1,614,135	(844,711)	—	—	(844,711)
Fair value changes of available for sale securities	—	—	—	—	—	—	—	—	(9,605)	(9,605)
Fair value changes of share of income of subsidiary	—	—	—	—	—	—	—	—	1,822	1,822
Foreign currency translation	—	—	—	—	—	—	—	—	(52,487)	(52,487)

Balance as of December 31, 2015	100,085,519	65	16,510,358	11	2,838,591	1,614,135	(844,711)	1,616,209	(70,981)	3,539,184

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2013	2014	2015
			RMB
Cash flow from operating activities:
Net income	321,220	841,286	1,589,665
Adjustments to reconcile net income to net cash by operating activities:
Equity in incomes of subsidiaries and variable interest entities	(397,725)	(1,197,222)	(2,159,985)
Share of loss an affiliate	—	62,038	80,422
Impairment loss of investments	—	6,166	68,648
Share-based compensation expenses	76,505	225,494	302,941
Amortization of debt issuance cost	—	26,701	33,453
Changes in operating assets and liabilities:
Amounts due from subsidiaries	(573,561)	(2,715,107)	993,135
Accrued expenses and other current liabilities	—	16,699	605

Net cash (used in) generated from operating activities	(573,561)	(2,733,945)	908,884

Cash flows from investing activities:
Investment in affiliates and other investments	—	(437,108)	(335,974)
Investment in available-for-sales securities	—	—	(38,406)
Acquisition of a subsidiary, net of cash acquired	—	(687,233)	—

Net cash used in investing activities	—	(1,124,341)	(374,380)

Cash flows from financing activities:
Proceeds from issuance of convertible notes	—	3,836,110	—
Repurchase of ordinary shares	—	—	(650,197)
Issuance cost of convertible notes offering	—	(6,689)	—
Other capital contributions	—	4,225	—
Proceeds from issuance of ordinary shares in the offerings, net of issuance costs	561,551	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options	12,586	10,950	6,323

Net cash provided by (used in) financing activities	574,137	3,844,596	(643,874)

Effect of exchange rate changes	—	14,089	108,650

Net increase (decrease) in cash and cash equivalents	576	399	(720)
Cash and cash equivalents at beginning of the period	—	576	975

Cash and cash equivalents at end of the period	576	975	255

VIPSHOP HOLDINGS LIMITED

NOTE TO SCHEDULE I

(All amounts in thousands, except for share or per share data)

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

        As of December 31, 2014 and 2015, RMB 1,157,529 and RMB 1,957,529 of the restricted capital and reserves are not available for distribution respectively, and as such, the condensed financial information of Vipshop Holdings Limited ("Parent Company") has been presented. Relevant PRC laws and regulations also restrict the WFOE and the VIEs from transferring a portion of their net assets to the Company in the form of loans and advances or cash dividends. No dividends have been paid by the WFOE or the VIEs to the Company during the periods presented. Total restricted net assets of the Group include net assets of VIEs and paid in capital of WFOE. The balance of restricted net assets was RMB 1,157,529 and RMB 1,957,529 of which RMB 29,500 and RMB 829,500 was attributed to the net assets of the VIEs and RMB 1,128,029 and RMB 1,128,029 was attributed to the paid in capital of the WFOE, as of December 31, 2014 and 2015, respectively.

        During the each of the three years in the period ended December 31, 2015, no cash dividend was declared and paid by the Parent Company.

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