Form 20-F
period 2016-12-31
Vipshop Holdings Ltd
filed 2017-04-14
CIK 1529192

Use these links to rapidly review the document

VIPSHOP HOLDINGS LIMITED INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
Commission file number: 001-35454

VIPSHOP HOLDINGS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant's Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

No. 20 Huahai Street,
Liwan District, Guangzhou 510370
People's Republic of China

(Address of Principal Executive Offices)

Donghao Yang, Chief Financial Officer
Vipshop Holdings Limited
No. 20 Huahai Street
Liwan District, Guangzhou 510370
People's Republic of China
Telephone: +86 (20) 2233-0000
Facsimile: +86 (20) 2233-0111

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

             Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing 0.2 Class A ordinary share, par value $0.0001 per share	New York Stock Exchange
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

None

(Title of Class)

             Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 101,508,264 Class A ordinary shares, par value US$0.0001 per share, 16,510,358 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2016.

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

☒ Yes    ☐ No

             Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Emerging Growth Company	☐

             If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

             Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

             If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

             If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

             (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

             Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

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

  •
  "daily unique visitors" refers to the number of different IP addresses from which our Vipshop Online Platform is visited during a given day;

  •
  "monthly unique visitors" refers to the number of different IP addresses from which our Vipshop Online Platform is visited during a given month;

  •
  a "registered member" refers to any consumer who has registered and created an account with us;

  •
  "Renminbi" or "RMB" refers to the legal currency of China, and "$," "US$," "dollars" or "U.S. dollars" refers to the legal currency of the United States;

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

  •
  "shares" or "ordinary shares" refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

  •
  "Vipshop Online Platform" refers to our Vipshop App mobile application and our vip.com website; and

  •
  "we," "us," or "our company" refers to Vipshop Holdings Limited, its subsidiaries and consolidated affiliated entities.

        Effective November 3, 2014, we changed our ADS to Class A ordinary share ratio from one ADS representing two ordinary shares to five ADSs representing one Class A ordinary share. The computation of U.S. GAAP and non-U.S. GAAP income per diluted ADS has been adjusted retrospectively for all periods presented to reflect this change.

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

        Since the Lefeng acquisition was completed in February 2014, in calculating certain operational data, such as total office space and the numbers of active customers, cumulative customers, registered members, repeat customers and total employees, we have included the comparable data of Lefeng, and the numbers of the total orders and the repeat customers' orders have included the orders attributable to Lefeng.

        Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB6.9430 to US$1.00, the noon buying rate for December 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 7, 2017, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8978 to US$1.00.

PART I.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.
Selected Financial Data

Selected Consolidated Financial Data

        The following selected consolidated statements of income data for the three years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

        Our selected consolidated statements of income (loss) data for the two years ended December 31, 2012 and 2013, and our selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report.

        Our historical results do not necessarily indicate results expected for any future periods.

	For the year ended December 31,
	2012		2013		2014		2015		2016
	RMB'000%		RMB'000%		RMB'000%		RMB'000%		RMB'000	US$'000%
	(in RMB'000 or US$'000, except percentages and number of shares and per share and per ADS data)
Selected Consolidated Statements of Income (Loss) Data:
Product revenue	4,321,138	99.7	10,321,836	99.1	22,685,111	98.1	39,409,961	98.0	55,281,900	7,962,250	97.7
Other revenue	12,873	0.3	98,958	0.9	444,202	1.9	793,251	2.0	1,309,402	188,593	2.3

Total net revenues	4,334,011	100.0	10,420,794	100.0	23,129,313	100.0	40,203,212	100.0	56,591,302	8,150,843	100.0
Cost of goods sold(1)	(3,366,688)	(77.7)	(7,916,298)	(76.0)	(17,378,044)	(75.1)	(30,306,723)	(75.4)	(42,994,688)	(6,192,523)	(76.0)

Gross profit	967,323	22.3	2,504,496	24.0	5,751,269	24.9	9,896,489	24.6	13,596,614	1,958,320	24.0
Operating expenses(2):
Fulfillment expenses(3)	(604,430)	(13.9)	(1,214,945)	(11.7)	(2,268,949)	(9.8)	(3,667,031)	(9.1)	(4,904,526)	(706,399)	(8.7)
Marketing expenses	(202,091)	(4.7)	(457,562)	(4.4)	(1,164,149)	(5.0)	(2,089,348)	(5.2)	(2,837,680)	(408,711)	(5.0)
Technology and content expenses	(91,701)	(2.1)	(248,128)	(2.4)	(670,998)	(2.9)	(1,076,520)	(2.7)	(1,563,582)	(225,203)	(2.8)
General and administrative expenses	(159,943)	(3.7)	(306,749)	(2.9)	(967,463)	(4.2)	(1,301,472)	(3.2)	(1,941,146)	(279,583)	(3.4)

Total operating expenses	(1,058,165)	(24.4)	(2,227,384)	(21.4)	(5,071,559)	(21.9)	(8,134,371)	(20.2)	(11,246,934)	(1,619,896)	(19.9)
Other income	16,052	0.4	53,486	0.5	153,977	0.6	308,431	0.8	358,029	51,567	0.6

(Loss) income from operations	(74,791)	(1.7)	330,598	3.1	833,687	3.6	2,070,549	5.2	2,707,709	389,991	4.8
(Loss) income before income tax and share of loss of affiliates	(54,892)	(1.3)	435,152	4.1	1,060,341	4.6	2,050,520	5.1	2,666,084	383,996	4.7
Income tax expenses	(4,422)	(0.1)	(113,932)	(1.1)	(245,032)	(1.0)	(457,745)	(1.1)	(601,828)	(86,681)	(1.1)
Share of loss of affiliates	—	—	—	—	(62,716)	(0.3)	(84,063)	(0.2)	(71,489)	(10,297)	(0.1)

Net (loss) income	(59,314)	(1.4)	321,220	3.0	752,593	3.3	1,508,712	3.8	1,992,767	287,018	3.5
Net loss attributable to non-controlling interests	—	—	—	—	(88,693)	(0.3)	(80,953)	(0.2)	(44,050)	(6,345)	(0.1)

Net (loss) income attributable to our shareholders	(59,314)	(1.4)	321,220	3.0	841,286	3.6	1,589,665	4.0	2,036,817	293,363	3.6

Shares used in calculating earnings per share
Class A and Class B ordinary shares(4):
— Basic	88,849,206		108,962,637		113,310,682		115,736,092		115,958,088	115,958,088
— Diluted	88,849,206		115,495,173		120,227,584		120,168,063		125,817,183	125,817,183
Net earnings per Class A and Class B ordinary share
Net (loss) income attributable to our shareholders—Basic	(0.67)	—	2.95	—	7.42	—	13.74	—	17.57	2.53	—
Net (loss) income attributable to our shareholders—Diluted	(0.67)	—	2.78	—	7.00	—	13.23	—	16.86	2.43	—
Net earnings (loss) per ADS(5) (1 Class A ordinary share equals to 5 ADSs)
— Basic	(0.13)	—	0.59	—	1.48	—	2.75	—	3.51	0.51	—
— Diluted	(0.13)	—	0.55	—	1.40	—	2.65	—	3.37	0.49	—

(1)
Excluding shipping and handling expenses, and including inventory write down which amounted to RMB76.2 million, RMB205.4 million, RMB218.1 million, RMB293.9 million and RMB303.2 million (US$43.7 million) for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

(2)
Including share-based compensation expenses as set forth below:

	For the year ended December 31,
	2012	2013	2014	2015	2016
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	US$'000
Allocation of share-based compensation expenses:*
Fulfillment expenses	1,834	4,432	10,822	18,665	38,428	5,535
Marketing expenses	1,059	2,342	17,293	19,938	38,459	5,539
Technology and content expenses	5,618	20,117	103,160	126,274	183,122	26,375
General and administrative expenses	39,061	49,614	94,219	138,064	215,644	31,059

Total	47,572	76,505	225,494	302,941	475,653	68,508

*
The share-based compensation expenses for 2012 included RMB47.6 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and a consultant. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB90.8 million and RMB13.2 million, and were expected to be recognized over a weighted average period of 2.45 years and 3.62 years on a straight-line basis as of December 31, 2012, respectively. The share-based compensation expenses for 2013 included RMB76.5 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and a consultant. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB91.5 million and RMB106.9 million, and were expected to be recognized over a weighted average period of 2.09 years and 3.26 years on a straight-line basis as of December 31, 2013, respectively. The share-based compensation expenses for 2014 included RMB225.5 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and consultants. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB29.4 million and RMB598.2 million, and were expected to be recognized over a weighted average period of 1.34 years and 3.20 years on a straight-line basis as of December 31, 2014, respectively. The share-based compensation expenses for 2015 included RMB302.9 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors and employees. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB6.9 million and RMB914.0 million, and were expected to be recognized over a weighted average period of 1.02 years and 2.97 years on a straight-line basis as of December 31, 2015, respectively. The share-based compensation expenses for 2016 included RMB475.7 million (US$68.5 million) share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors and employees. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB243 thousand (US$35 thousand) and RMB1.24 billion (US$178.3 million), and were expected to be recognized over a weighted average period of 0.25 year and 4 years on a straight-line basis as of December 31, 2016, respectively. See "Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Share-based compensation" for details.
(3)
Including shipping and handling expenses, which amounted to RMB337.5 million, RMB721.6 million, RMB1.17 billion, RMB1.71 billion and RMB2.58 billion (US$371.5 million) in the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

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

	As of December 31,
	2012	2013	2014	2015	2016
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	US$'000
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	775,477	2,026,264	4,790,751	3,324,384	4,109,577	591,902
Total current assets	2,379,600	6,277,371	13,220,454	12,153,276	14,580,872	2,100,083
Total assets	2,485,294	6,489,929	16,951,041	20,035,522	25,094,453	3,614,353
Total liabilities	1,970,794	5,017,334	14,252,973	16,422,255	19,312,649	2,781,601
Total shareholders' equity	514,500	1,472,595	2,698,068	3,613,267	5,781,804	832,752

Exchange Rate Information

        We have published our consolidated financial statements in Renminbi. Our business is primarily conducted in China in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2016 at a rate of RMB6.9430 to US$1.00, which was the certified exchange rate in effect as of December 30, 2016. The certified exchange rate on April 7, 2017 was RMB6.8978 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

        The following table sets forth information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. The exchange rates refer to the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per US$)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 7, 2017)	6.8978	6.8903	6.8978	6.8832

(1)
Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.
B.
Capitalization and Indebtedness

        Not applicable.

C.
Reasons for the Offer and Use of Proceeds

        Not applicable.

D.
Risk Factors

Risks Relating to Our Business and Industry

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

        We have experienced a period of growth and expansion that has demanded, and will continue to demand, significant financial and managerial resources. We plan to further increase our sales through enhancing our brand recognition, growing our customer base and increasing customer spending on our Vipshop Online Platform.

        We intend to continue investing in our logistics network and warehousing capacity to support our long-term growth. To further improve our nationwide fulfillment capabilities, we plan to add more logistics centers and warehouses in strategic locations in China to strengthen our regional logistics hubs. Moreover, we have leased warehouses outside China and will continue to expand our overseas warehousing capacity to support our cross-border business. However, we cannot assure you that we will be able to execute our expansion plan as expected. Our rapid expansion requires us to continue to effectively manage our relationships with brand partners and in-house and third-party delivery companies to ensure efficient and timely delivery of our products. To continue our business growth, we will also need to allocate significant managerial and financial resources in retaining, training, managing and motivating our workforce.

        We also seek to broaden our product offerings through third-party sellers offering their own products on our Vipshop Online Platform. The products and services offered by such third-party sellers may differ in quality and value in comparison to those that are offered directly by us. Such expansion will require us to introduce new product categories and work with different groups of brand partners to address the needs of different kinds of customers. We have limited or no experience in some of our newer product offerings, such as online sales under proprietary cosmetics brands of third-parties, and our expansion into these new product categories may not achieve broad customer acceptance. These offerings may present new and difficult technological or operational challenges, and we may be subject to claims if customers of these offerings experience service disruptions or failure or other quality issues. In addition, our profitability, if any, in our newer product categories may be lower than in our older categories, which may adversely affect our overall profitability and results of operations. Moreover, we cannot assure you that we will be able to recoup our investments in introducing these new product categories.

        Furthermore, we have further developed and expanded new business initiatives in Internet finance, such as consumer financing, supply chain financing and wealth management services. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have limited experience in operating an Internet finance business, and increasing exposure to credit risks or significant deterioration in the asset quality of our Internet finance business may materially and adversely affect our business, financial condition and results of operations." and "Item 4.B. Information on the Company—Business Overview—Our Product and Service Offerings—Other Services."

        All of these endeavors involve risks. We cannot assure you that we will successfully execute these expansion plans and strategies. We may fail to acquire financial or managerial resources needed for our business growth in a timely and cost-efficient manner, or at all. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may materially and adversely affect our business and prospects.

If we are unable to offer branded products at attractive prices to meet customer needs and preferences, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected.

        Our future growth depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences have historically affected, and will continue to affect, the online retail industry. Consequently, we must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers. As we implement our strategy to offer personalized Vipshop Online Platform focusing on deep curation and targeted offerings desired by our customers, we expect to face additional challenges in the selection of products and services. Our ability to offer individually-tailored merchandise is dependent on our IT systems, including our big data and business intelligence system, to collect and provide accurate and reliable information on consumer interests. In addition, we focus on offering only authentic products on our platform, as perception by our customers or prospective customers that any of our products are not authentic, or are lacking in quality, could cause our reputation to suffer. This is particularly important for cosmetics and maternal and baby products, which we expect to account for an increasing proportion of our revenues. While our company's representatives generally check the products that we sell to confirm their authenticity, quality and proper labeling, we cannot assure you that our suppliers have provided us with authentic products or that all products that we sell are of the quality expected by our customers. If our customers cannot find desired products within our product portfolio at attractive prices, or if our reputation for selling authentic, high-quality product suffers, our customers may lose interest in our platform and thus may visit our platform less frequently or even stop visiting our platform, which in turn may materially and adversely affect our business, financial condition and results of operations.

Our business and results of operations may be materially and adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

        The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide reliable and user-friendly Vipshop Online Platform for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after-sales services. Our sales may decrease if our platform services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be adversely affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be adversely affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could materially and adversely affect our business, financial condition and results of operations.

Any harm to our vip.com and lefeng.com brands or failure to maintain our reputation may materially and adversely affect our business and growth prospects.

        We believe that the recognition and reputation of our vip.com and lefeng.com brands among our customers and brand partners have significantly contributed to the growth of our business. Maintaining and enhancing the recognition and reputation of our brands are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and may negatively impact our brands and reputation if not properly managed. These factors include our ability to:

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

        A public perception that non-authentic or counterfeit goods are sold on our Vipshop Online Platform, even if factually incorrect, could damage our reputation, reduce our ability to attract new customers or retain our existing customers, and diminish the value of our brands. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we fail to manage our relationships with, or otherwise fail to procure products at favorable terms from, our existing brand partners, or if we fail to attract new brand partners, our business and growth prospects may suffer.

        We source our products from both domestic and international brand partners. As of December 31, 2014, 2015 and 2016, we worked with 7,110, 8,505 and 10,778 brand partners, respectively. We depend significantly on our ability to source products from brand partners on favorable pricing terms, typically at a substantial discount to the original sales price. However, our agreements do not ensure the long-term availability of merchandise or the continuation of any particular pricing practices. Our contracts with our brand suppliers typically do not restrict the brand partners from selling products to other buyers. We cannot assure you that our current brand partners will continue to sell products to us on commercially acceptable terms, or at all. In the event that we are not able to purchase merchandise on favorable pricing terms, our revenues, profit margin and earnings may be materially and adversely affected. Our brand partners primarily include brand owners, and to a lesser extent, brand distributors and resellers. In the event any brand distributor or reseller fails to obtain or maintain appropriate authorization from the relevant brand owner to sell certain products to us, such brand distributor or reseller may cease selling such products to us at any time, which may adversely affect our business and revenues. Furthermore, although we, as an online distributor, are not directly responsible to obtain customs clearance or other related permits for the sale of products imported by our brand partners, we are required under the relevant PRC laws to check whether our brand partners who have imported such products have obtained the requisite import-related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. If any of our brand partners fails to pay the required import tariffs, fails to obtain clearance from the customs or inspection and quarantine bureaus or fails to meet the product labeling or other mandatory specification requirements, and sells such imported products to us, we may be subject to fines, suspension of business, as well as confiscation of unlawfully sold products and the proceeds from such sales, depending on the nature and gravity of such liabilities.

        If our brand partners cease to provide us with favorable payment terms or return policies, our working capital needs may increase, resulting in negative impact on our cash flows from operating activities, and our operations may be materially and adversely affected. As part of our growth strategy, we plan to further expand our brand and product offerings and thus need to continue establishing relationships with new brand partners to ensure our access to a steady supply of products on favorable commercial terms. Furthermore, our relationships with some brand partners, particularly international brand partners of apparel products in China, may be adversely affected as a result of our sale of branded products that are directly procured from overseas markets. If we are unable to develop and maintain good relationships with brand partners that would allow us to obtain sufficient amount and variety of quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at prices acceptable to them. Negative developments in our relationships with brand partners could materially and adversely affect our business and growth prospects.

We rely on our invested and in-house last mile delivery capabilities and third-party delivery services for our product delivery, and if we or such third-party delivery services fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

        Leveraging our continued and committed investment in quality delivery companies and build-out of in-house delivery capabilities and warehousing systems with almost nationwide coverage over the years, we now rely primarily on our invested and in-house last mile delivery capabilities and, to a lesser extent, on third-party delivery services to fulfill our product delivery demand. In 2016, our invested and in-house last mile delivery capabilities handled approximately 90% of our total orders. Nevertheless, we still maintain cooperation arrangements with a number of third-party delivery companies, particularly regional and local couriers with smaller operational scales instead of nation-wide delivery companies, to supplement our invested and in-house delivery capabilities to deliver our products. Interruptions to or failures in delivery services could prevent the timely or proper delivery of our products. These interruptions may be due to events that are beyond our control or the control of these third-party delivery services, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. Moreover, if these third-party delivery services fail to comply with applicable rules and regulations in China, reputation of our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all, to replace such third-party delivery services to the extent necessary. As competition intensifies in the future, we expect that we will be required to further shorten delivery time, which could place increasing pressure on our delivery network. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of our invested and in-house last mile delivery capabilities or the third-party delivery companies we engage to make deliveries, especially those local couriers with relatively small business scales. Furthermore, we may face additional challenges in managing our relationship with third-party delivery companies as a result of our continuing expansion of in-house delivery operations and capacities.

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

        The online discount retail market is rapidly evolving and competitive. Our primary competitors include major B2C e-commerce companies in China that sell a broad range of products and services online, such as Alibaba and JD.com, and other online discount retail companies in China. We compete with others based on a number of factors, including:

  •
  ability to identify products in demand among consumers and source these products on favorable terms from brand suppliers;

  •
  pricing;

  •
  breadth and quality of product offerings;

  •
  platform features;

  •
  customer service and fulfillment capabilities; and

  •
  reputation among consumers and brands.

        Some of our current and potential competitors may have significantly greater resources, longer operating histories, larger customer bases and greater brand recognition. As the online discount retail market in China is expected to grow, many new competitors and some existing B2C e-commerce companies may enter into this market. In addition, other online retailers may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from brand partners, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their platform and system development than us. In addition, emerging technologies and continuing innovation in mobile Internet may increase the competition in the online retail industry. Increasing competition may negatively affect our business development, online retail and brand recognition, which may in turn affect our market share and operating margins. We cannot assure you that we will be able to compete effectively against our competitors, and competitive pressure may materially and adversely affect our business, prospects, financial condition and results of operations.

Our relatively limited operating history makes it difficult to evaluate our business and prospects.

        We commenced operations in August 2008 and have a relatively limited operating history. We have experienced growth at mixed rates since our inception. As of December 31, 2016, we had attracted 257.8 million registered members and over 80 million cumulative customers, and had promoted and sold products for over 20,000 domestic and international brands cumulatively. Our total net revenues increased from RMB23.13 billion in 2014 to RMB40.20 billion in 2015 and to RMB56.59 billion (US$8.15 billion) in 2016. However, our historical growth rate may not be indicative of our future performance. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past. It is also difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets, such as the online discount retail market, may be exposed. You should consider our prospects in light of the risks and uncertainties fast-growing companies with a limited operating history may encounter.

We had incurred net losses and experienced negative cash flow from operating activities in historical periods and may incur net losses in the future.

        We had incurred net losses in historical periods. Although we have achieved net profit since the fourth quarter of 2012, we cannot assure you that we can continue to generate net profits or maintain positive cash flow from operating activities in the future. Our ability to be profitable depends on our ability to grow our business and increase our total net revenues and our ability to control our costs and operating expenses. Although we have experienced significant revenue growth since our inception, such growth may not be sustainable and we may continue to incur net losses in future periods or fail to maintain positive cash flow from operating activities. We have incurred in the past and expect to continue to incur in future periods share-based compensation expenses and we expect our costs and other operating expenses to continue to increase as we expand our business, either of which will reduce our net income and may result in future losses. If our costs and operating expenses continue to increase without a commensurate increase in our revenue, our business, financial condition and results of operations will be adversely affected, and we may need additional capital to fund our ongoing operations. In addition, in February 2014, we acquired a 75% equity interest in Lefeng from its parent company Ovation Entertainment Limited, or Ovation. See "Item 4.A. Information on the Company—History and Development of the Company." Ovation's online platform business has incurred net losses both historically and after our acquisition. Such acquired online platform business may continue to incur net losses and as a result, may materially and adversely affect our business, financial condition and results of operations.

We may suffer losses if we are unable to effectively manage our inventory.

        Due to the nature of the flash sales business, we need to manage a large volume of inventory turnover. We depend on our forecasts of demand and popularity for various kinds of products to make decisions regarding product purchases. Our customers may not order products at levels expected by us. In addition, any unfavorable market or industry conditions or change in consumer trends and preferences may limit our ability to accurately forecast the inventory levels to meet customer demand. We generally have the right to return unsold items for most of our products to our brand partners. In order to secure more favorable commercial terms, we may need to continue to enter into supply arrangements without unconditional return clauses or with more restrictive return policies. Furthermore, because products imported to China for our cross-border business are generally not returnable, our inventory may contain an increasing portion of unreturnable products as our cross-border business continues to grow.

        We recorded RMB218.1 million, RMB293.9 million and RMB303.2 million (US$43.7 million) in inventory write-downs in the years ended December 31, 2014, 2015 and 2016, respectively. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. In addition, in October 2010, when we were in the process of implementing our new IT systems, improving our inventory count procedures and relocating our warehouse, some of our inventory stock items were not properly recorded in the inventory ledger, resulting in discrepancies between the inventory ledger and our actual inventory stock. We recorded write-downs of such discrepancies. While we have implemented policies to reduce the risk of such discrepancies occurring again, we cannot guarantee that these discrepancies will not occur in the future.

        If we fail to manage our inventory effectively in the future, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values and write-downs, which could materially and adversely affect our business, financial condition and results of operations. In addition, if we are unable to sell products or if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our brand partners in order to secure the right to return products to our brand partners, our profit margins might be negatively affected. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. If we do not accurately predict product demand, our business, financial condition and results of operations may be materially and adversely affected.

If we are subject to higher than expected product return rates, our business, financial condition and results of operations may be materially and adversely affected.

        Purchases of apparel, fashion accessories and other items over the Internet may be subject to higher return rates than merchandise sold at physical stores. We currently implement a unified seven-day product return policy for purchases via both vip.com and lefeng.com in order to accommodate our customers and to overcome any hesitance that they may have in shopping with us. Our product return rates increased slightly from 2013 to 2016. If we are unable to efficiently manage our product return rates within an appropriate range relative to our sales volume, or if our product return rates increase or are higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rates for such products increase significantly, we may experience an increase in our inventory balance, inventory impairment and fulfillment costs, which may materially and adversely affect our working capital. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We rely on online retail of apparel products for a significant portion of our total net revenues.

        Historically, online retail sales of apparel products accounted for a significant portion of our total net revenues. We expect that sales of these products will continue to grow and represent a significant portion of our total net revenues in the near future. We have increased our offerings to include other product categories, including fashion products, cosmetics, home goods, maternal and baby products, accessories, wellness products, leisure travel packages and other lifestyle products, as well as Internet finance offerings, including consumer financing, supply chain financing and wealth management services, and we expect to continue to expand our product and service offerings to gradually diversify our revenue sources in the future. However, the sales of these new products and services may not increase to a level that would reduce our dependence on our current line of products and services. Any failure in maintaining or increasing the number of our online retail customers or our sales volumes could result in our inability to retain or capture a sufficient share of the new markets that we are targeting. Any event that results in a reduction in our sales of apparel products could materially and adversely affect our ability to maintain or increase our current level of revenue, our profitability and business prospects.

We have been expanding our logistics network. If we are not able to manage such expansion successfully, our growth potential, results of operations and business could be materially and adversely affected.

        Our logistics network, currently consisting of regional logistics hubs located in Zhaoqing of Guangdong Province in Southern China, Kunshan of Jiangsu Province in Eastern China, Jianyang of Sichuan Province in Western China, Tianjin in Northern China, and Ezhou of Hubei Province in Central China, is essential to our business growth. We have used a portion of the proceeds from the 2013 offering and the 2014 offering and intend to continue using our available cash and financing options to expand our logistics network to accommodate increasing volumes of customer orders, enhance customer services, provide better coverage across China, invest in IT system and mobile channel, and other general purposes. As part of our expansion plan, we expect to add more logistics centers to strengthen our regional logistics hubs and further develop our invested and in-house last mile delivery capabilities in the future. However, we cannot assure you that our plans to operate our own logistics centers and delivery operations will be successful. The expansion of our logistics network will put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plan. Nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plan. If we are unable to secure new facilities for the expansion of our logistics operations, or to effectively control expansion-related expenses, our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

The proper functioning of our IT systems is essential to our business. Any failure to maintain the satisfactory performance, security and integrity of our Vipshop Online Platform and systems will materially and adversely affect our business, reputation, financial condition and results of operations.

        Our IT systems mainly include technology infrastructure supporting the user interface of our Vipshop Online Platform, as well as our customer service, enterprise resource planning, warehouse and logistics management, product information management, business intelligence and administration management systems. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain customers and our ability to maintain a satisfactory customer experience and level of customer service.

        Our servers may be vulnerable to computer viruses, user traffic boom that exceeds the capacity of our servers, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We have experienced one instance of system failure in January 2013 caused by unexpectedly large user traffic during a discount campaign, which was subsequently resolved. We did not have material system failure in 2016.

        Additionally, we have used a portion of the proceeds from the 2013 offering and the 2014 offering and intend to continue using our available cash and financing options to upgrade and improve our IT systems to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future IT systems do not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn, could materially and adversely affect our business, financial condition and results of operations.

If we fail to successfully adopt new technologies or adapt our Vipshop Online Platform and systems to changing customer needs or emerging industry standards, our business, financial condition and results of operations may be materially and adversely affected.

        To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our Vipshop Online Platform. The online retail industry is characterized by rapid technological evolution, changes in end user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers, and respond to technological advances and emerging industry standards and practices, such as mobile Internet, on a cost-effective and timely basis. The development of mobile applications, websites and other proprietary technology entails significant technical and business risks. We can provide no assurance that we will be able to use new technologies effectively or adapt our platform, proprietary technologies and transaction-processing systems to meet customer requirements or emerging industry standards. If we are unable to accurately project the need for such system expansion or upgrade or to adapt our systems in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

        The development of our Internet finance business is capital intensive. For certain financial service products, we have committed and will continue to commit our own capital, which had and may continue to have a negative impact on our cash flow. To supplement such capital requirement, in January 2017, one of our subsidiaries operating our Internet finance business offered RMB300 million of asset-backed securities, or ABS, listed on the Shanghai Stock Exchange in China. Although we plan to use this and any future ABS offerings in China to alleviate the dependence of our Internet finance business on our own cash flow, we may require additional cash resources due to further developments or changing business conditions and there can be no assurance that we will continue to complete additional ABS offerings in China or obtain access to other financing options in appropriate amounts or on acceptable terms, or at all.

        Additionally, our accounts receivable and other receivables and prepayments increased over 2016 due to the credit we extended for our financial service products, in turn increasing our exposure to bad debts. Although default rate remained low since we launched these services, the risk of nonpayment of loans is inherent in the financing business and we are subject to credit risk resulting from defaults in payment for loans by our customers and suppliers. Credit risks may be exacerbated in microcredit and consumer financing because there will be relatively limited information available about the credit histories of consumers. We cannot assure you that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our Internet finance business. Deterioration in the overall quality of loan portfolio and the increasing exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the global or Chinese economies or a liquidity or credit crisis in the global or Chinese finance sectors, which may materially and adversely affect our businesses, operations or liquidity of our suppliers and consumers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our Internet finance business and significant increase in associated credit risks may materially and adversely affect our business, financial condition and results of operations.

Our wide variety of accepted payment methods subject us to third-party payment processing-related risks.

        We accept payments using a variety of methods, including our Vipshop Payment service, cash on delivery, and payment through third-party online payment services, such as tenpay.com and alipay.com. For certain payment methods, including credit and debit cards processed via our Vipshop Payment service, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud, customer data leakage and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. Although we depend less and less on third parties to provide payment processing services due to our customers' increasing use of Vipshop Payment, we continue to offer the various payment methods for the convenience and flexibility of our customers. For example, although we offer the cash on delivery payment option primarily on our in-house last mile capabilities, we still engage some third-party delivery companies for our cash on delivery payment option. If the service quality of these third-party delivery companies deteriorates, certain customers who prefer their services may become dissatisfied to our company in general. We may also be subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

The security of operations of our own and other third-party online payment services may materially and adversely affect our business.

        Currently, we accept payments through our own Vipshop Payment service and other third-party online payment services, such as tenpay.com and alipay.com. In 2016, more than 80% of our total orders were collected through online payment services, and our fast-growing Vipshop Payment service was used to process a majority of our total orders. We expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment services. In all these online payment transactions, secured transmission of confidential information such as customers' credit card numbers and personal information over public networks is essential to maintain consumer confidence.

        We do not have control over the security measures of our third-party online payment vendors, and security breaches of the online payment services that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment services that we use. If a well-publicized Internet or mobile network security breach were to occur, users concerned about the security of their online financial transactions might become reluctant to purchase on our Vipshop Online Platform even if the publicized breach did not involve the online payment services or other methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment services. If any of the above with respect to any third-party online payment vendors were to occur and damage our reputation or the perceived security of the online payment services we use, we might lose customers and customers might be discouraged from purchasing on our platform, which may adversely affect our business.

Our growth and profitability depend on the level of consumer confidence and spending in China.

        Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. The retail industry, including the online retail sector in general and the flash sales business in particular, is highly sensitive to general economic changes. Online purchases tend to decline significantly during recessionary periods and substantially all of our total net revenue is derived from online retail sales in China. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including military conflicts and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our business, financial condition and results of operations.

We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms.

        We have been and may continue to be subject to allegations that some of the items sold on our platforms are counterfeit or unauthorized from the relevant brand owners. As of December 31, 2014, 2015 and 2016, we worked with 7,110, 8,505 and 10,778 brand partners, respectively, via our vip.com website. We cannot assure you that measures we have adopted in the course of sourcing such products to ensure their authenticity or authorization and to minimize potential liability of infringing third parties' rights will be effective. Any inadvertent sales of counterfeit, non-authentic or unauthorized items, or public perception of such incidents, could harm our reputation, impair our ability to attract and retain customers and cause us to incur additional costs to respond to any incident of this nature. In the event that counterfeit products, unauthorized products or products, images, logos or any other information that otherwise infringe third parties' rights are sold or posted on our platform, we could also face infringement claims. We have occasionally received claim letters alleging our infringement of third-party rights. In December 2015, we received various consumer complaints about non-authentic Maotai liquor purchased during our annual promotion and confirmed that one of our vendors supplied non-authentic Maotai liquor sold on our platform. We discontinued cooperation with the vendor and voluntarily paid over RMB40 million to compensate the customers who had purchased such non-authentic Maotai liquor. We cannot assure you that in the future, we will not be required to allocate significant resources and incur material expenses regarding such claims. We may need to pay substantial amount of compensation to settle similar claims without involving in any legal proceedings, and could be required to pay substantial damages or to refrain from the sale of relevant products in the event that a claimant prevails in any proceedings against us. Forms of potential liabilities under PRC law if we negligently participated or assisted in infringing activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation and administrative penalties. Moreover, our reputation could be negatively affected due to the negative publicity of any infringement claim against us. Any third-party claims may materially and adversely affect our business, prospects, financial condition and results of operations.

Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

        A significant challenge to e-commerce and communications is the secure transmission of confidential information over public networks. Currently, almost all product orders and, in some cases, payments for products we offer, are made through our Vipshop Online Platform and systems. In such transactions, maintaining security on our platform and systems for the transmission of confidential or private information, such as customers' personal information, payment-related information and transaction information, is essential to maintain consumer confidence in our platform and systems.

        We have adopted rigorous security policies and measures, including use of encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers' visits on our platform. Such individuals or entities obtaining our customers' confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases on our platform. Furthermore, our third-party delivery companies may also violate their confidentiality obligations and disclose or use information about our customers illegally. Although we do not believe that we will be held responsible for any such illegal activities, any negative publicity on our platform's safety or privacy protection mechanism and policy could materially and adversely affect our public image and reputation.

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

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners and others, to protect our proprietary rights. As of December 31, 2016, we own 735 registered trademarks, 74 copyrights (including 55 software products developed by us relating to various aspects of our operations), and 251 registered domain names that are material to our business, including vip.com and vipshop.com. See "Item 4.B. Information on the Company—Business Overview—Intellectual Property."

        It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreements and license agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could materially and adversely affect our business, financial condition and results of operations.

Future strategic alliances or acquisitions may materially and adversely affect our business, financial condition and results of operations.

        We may pursue selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our brand to new customers and brands, expand our product and service offerings and improve our technology infrastructure. We may also pursue strategic initiatives with brands and platforms in international markets.

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

        In addition, although we have no current acquisition plans, we may consider entering into strategic acquisition of other companies, businesses, assets or technologies that are complementary to our business and operations as part of our growth strategy. For example, we acquired a 75% equity interest in Lefeng from Ovation, in February 2014. Lefeng owns and operates the online retail business conducted through lefeng.com, an online retail website specialized in selling cosmetics and fashion products in China. The total consideration paid by us for the acquisition is approximately US$132.5 million, including cash payment and financing in connection with assumed liabilities. Subsequently in the same month, we acquired a 23% equity interest, on a fully diluted basis, in Ovation for a total consideration of approximately US$55.8 million pursuant to a share purchase and subscription agreement with Ovation and some of its existing shareholders. In February 2015, January 2016 and May 2016, we acquired an aggregate of 96.98% of equity interest in Feiyuan Logistics Co., Ltd., or Feiyuan, for a total consideration of approximately RMB255.7 million (US$36.8 million), to boost our warehousing, transportation and distribution capabilities in southeast China. In September 2016, we acquired 100% of equity interest in Zhejiang Ebatong Technology Co., Ltd., which is a third-party payment service provider, for a total consideration of RMB428.3 million (US$61.7 million). Zhejiang Ebatong Technology Co., Ltd. changed its name to Zhejiang Vipshop Payment Co., Ltd. following the completion of acquisition, and would develop our Internet payment channel. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could adversely affect our growth and business operations. The costs of identifying and consummating acquisitions may be significant. We may also incur significant expenses in obtaining approvals from shareholders and relevant government authorities in China and elsewhere in the world. Our failure to consummate acquisitions could also require us to pay certain pre-negotiated fees and expenses. Acquired businesses or assets may not generate expected financial results and may have historically incurred and continue to incur losses. In addition, acquisitions could also require the use of substantial amount of cash, issuance of equity or debt securities, incurrence of significant goodwill and related impairment charges, amortization expenses for intangible assets and exposure to potential unknown liabilities of the acquired businesses or assets, including liabilities as the result of historical actions of the acquired businesses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could materially and adversely affect our business, financial condition and results of operations.

Any interruption in the operation of our regional logistics hubs or data centers for an extended period may materially and adversely affect our business.

        Our ability to process and fulfill orders accurately and to provide high quality customer service depends on the efficient and uninterrupted operation of our current regional logistics hubs and our self-owned servers located in data centers operated by major PRC Internet datacenter providers. Our regional logistics hubs and data centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins, earthquake, human errors and other events. We have developed a disaster tolerant system which includes real-time data mirroring, daily off-line data back-up and redundancy and load balancing. However, we do not carry business interruption insurance. The occurrence of any of the foregoing risks could materially and adversely affect our business, prospects, financial condition and results of operations.

We may be subject to product liability claims if people or properties are harmed by the products we sell.

        We sell products manufactured by third parties, some of which may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as a product retailer or as a marketplace service provider. We do not currently maintain any third-party liability insurance and only maintain product liability insurance in relation to products we sell with limited coverage, which may not be sufficient for any product liability claims based on property damage and does not cover product liability claims based on personal injury. As a result, any material product liability claim or litigation could materially and adversely affect our business, financial condition and results of operations. Even unsuccessful claims could result in the use of funds and managerial efforts in defending them and could negatively impact on our reputation.

We have limited insurance coverage which could expose us to significant costs and business disruption.

        Risks associated with our business and operations include, but are not limited to, damage to properties due to fire, explosions and other accidents, business interruption due to power shortages or network failure, product liability claims, transportation damages, losses of key personnel and risks posed by natural disasters including storms, floods and earthquakes, any of which may result in significant costs or business disruption. We have maintained insurance coverage we consider necessary and sufficient for our business, and customary for the industry in which we operate, including all risk property insurance covering our equipment, facilities, inventories and other properties and public liability insurance covering certain premises liability. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss to be sustained or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our business depends on the continuing efforts of our management. If we lose their services, our business may be severely disrupted.

        Our business operations depend on the continuing efforts of our management, particularly the executive officers named in "Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management" in this annual report. If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements we have entered into with our management team, particularly in China, where all these individuals reside. As a result, our business may be negatively affected due to the loss of one or more members of our management.

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

        We lease various properties for offices, logistics centers, data centers and customer service centers. We may not be able to successfully extend or renew such leases and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could materially and adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and such failure in relocating our affected operations could affect our business and operations.

Our use of leased properties could be challenged by third parties, which may cause interruptions to our business operations.

        Some of our landlords do not have proper ownership certificates for the properties we lease, or have other restrictions on their ownership of the properties. In particular, our office in Guangzhou is located on land allocated by local government, and the landlord has not obtained the relevant government approvals for leasing the premises. Some of our leased properties were mortgaged by the owners to third parties before we entered into lease agreements with them, and if such owners fail to perform their obligations secured by such properties and the mortgage is enforced by the third parties, we may be unable to continue to lease such properties and may be forced to relocate. In addition, most of our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC laws. According to PRC laws, rules and regulations, failure to register a lease agreement will not affect its effectiveness between the landlord and the tenant. However, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities or any third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged by the government authorities or third parties alleging ownership of such properties. In the event that our use of properties is successfully challenged, we may be forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

        We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company's internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2016, as included in this annual report. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2016. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2016. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

        The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014, and the slowdown of the Chinese economy since 2012. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the expansion of terrorist activities into Europe and other regions. In June 2016, British citizens voted in a referendum to withdraw the membership of the United Kingdom from the European Union. The result of the vote caused instant and significant volatility in the global financial and securities markets. The various uncertainties in the political and economic situations of the United Kingdom and the European Union arising from the anticipated withdrawal may have a negative and prolonged impact on the global economy.

        Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and online retail industry in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The online retail industry is particularly sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in the global or Chinese economy may lead to a reduced level of online purchasing activities, which could materially and adversely affect our business, financial condition and results of operations.

        Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may materially and adversely impact financings available to us. The weakness in the economy could erode investors' confidence, which constitutes the basis of the credit markets. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including China. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Any prolonged slowdown in the global or Chinese economy may negatively impact our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of Internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform.

        Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, provision of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide value-added telecommunication services, including commercial Internet content services and online data processing and transaction processing (operating e-commerce) services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting value-added telecommunication services (except for operating e-commerce), including commercial Internet content provision business. The Ministry of Industry and Information Technology, or MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises, or FIEs, and obtain value-added telecommunication business operating licenses, or VATS Licenses, to conduct any value-added telecommunications business in China. Because commercial Internet content provision is a value-added telecommunication business, FIEs that plan to engage in Internet content provision business must obtain VATS Licenses for Internet content provision business, or the ICP Licenses. Meanwhile, the operators of online platforms that provide access to third-party merchants for sales of their products are also required to obtain a VATS License for online data processing and transaction processing (operating e-commerce) services, or the EDI License. Under the MIIT Circular, a domestic company that holds a VATS License, including the ICP License or EDI License, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

        We are a Cayman Islands company, and two of our PRC subsidiaries, namely Vipshop (China) Co., Ltd., or Vipshop China, and Lefeng (Shanghai) Information Technology Co., Ltd., or Lefeng Shanghai, are wholly foreign-owned enterprises, or WFOEs, under PRC law. To comply with PRC laws and regulations, we conduct our operations in China, including the operations of our Vipshop Online Platform, through two sets of contractual arrangements: one set entered into by (a) Vipshop China, (b) Guangzhou Vipshop Information Technology Co., Ltd., or Vipshop Information, a consolidated affiliated entity, and (c) shareholders of Vipshop Information; and the other set entered into by (x) Lefeng Shanghai, (y) Tianjin Pinjian E-Commerce Co., Ltd. (formerly known as "Shanghai Pinjian E-Commerce Co., Ltd."), or Lefeng Information, a consolidated affiliated entity, and (z) shareholders of Lefeng Information. Because all shareholders of our consolidated affiliated entities are PRC citizens, our consolidated affiliated entities are therefore considered PRC domestic enterprises under PRC laws. Our consolidated affiliated entity, Vipshop Information, holds an ICP License that is essential to the operation of our business and valid until September 24, 2018. Another consolidated affiliated entity that we set up in mid-2014, Lefeng Information, carries out minimal online retail services at the current stage. As of the date of this annual report, we are in the process of applying for an EDI License that is required for providing platform access to third-party merchants for their sales of products to further develop our business. For a detailed description of these licenses and permits, see "Item 4.B. Information on the Company—Business Overview—Regulation." Each of our consolidated affiliated entities is a PRC limited liability company. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see "Item 4.C. Information on the Company—Organizational Structure."

        In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, each as described in this annual report, are in compliance with existing PRC laws, rules and regulations, and the contractual arrangements among (a) Vipshop China, (b) Vipshop Information, and (c) shareholders of Vipshop Information as one set and (x) Lefeng Shanghai, (y) Lefeng Information, and (z) shareholders of Lefeng Information as the other set, each as described in this annual report, are not in violation of any existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Particularly, in January 2015, the PRC Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. See also "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations." Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to or otherwise different from that of our PRC counsel.

        Around September 2011, various media sources reported that the China Securities Regulatory Commission, or CSRC, had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with "variable interest entity"

structure, or VIE structure, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to VIE structures will be adopted or what they would provide. If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant government authorities, including CSRC, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or our consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or our consolidated affiliated entities, shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from any securities offerings outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

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

        Because of PRC restrictions on foreign ownership of Internet-based businesses in China, we depend on contractual arrangements with our consolidated affiliated entities, in which we have no ownership interest, through our PRC subsidiaries to partly conduct our operations. These contractual arrangements, governed by PRC laws, are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated affiliated entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. If we held controlling equity interest in our consolidated affiliated entities, we would be able to exercise our shareholder rights to effect changes to its board of directors, which in turn could implement changes at the management and operational level of the consolidated affiliated entities. However, under the current contractual arrangements, if our consolidated affiliated entities or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies, including arbitration and litigation, under PRC law, which may not be sufficient or effective. In particular, the contractual arrangements relating to Vipshop Information provide that any dispute arising from these arrangements will be submitted to the South China International Economic and Trade Arbitration Commission for arbitration, while the contractual arrangements relating to Lefeng Information provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission for arbitration. The ruling of such arbitration will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entities. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation, and we may not be able to consolidate the financial results of our consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

The shareholders of our consolidated affiliated entities have potential conflict of interest with us, which may adversely affect our business.

        Each shareholder of Vipshop Information is a shareholder and/or director of our company. Equity interest held by each of these shareholders in our company is less than its interest in Vipshop Information. In addition, such shareholders' equity interest in our company will be further diluted as a result of any future offering of equity securities. As a result, conflict of interest may arise as a result of such dual shareholding and governance structure.

        Each of these shareholders of Vipshop Information is also a director of our company, and has a duty of care and a duty of loyalty to our company and to our shareholders as a whole under Cayman Islands law. Under the contractual arrangements with Vipshop Information and its shareholders, (a) we may replace any such individual as a shareholder of Vipshop Information at our discretion, and (b) each of these individuals has executed a power of attorney to appoint Vipshop China or its designated third party to vote on their behalf and exercise shareholder rights of Vipshop Information. However, we cannot assure you that these individuals will act in the best interests of our company should any conflict of interest arise, or that any conflict of interest will be resolved in our favor. These individuals may breach or cause Vipshop Information to breach the existing contractual arrangements. If we cannot resolve any conflict of interest or disputes between us and any of these individuals, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

        The shareholders of Lefeng Information are Mr. Eric Ya Shen and Mr. Zhihui Yu. Mr. Eric Ya Shen, our co-founder, chairman and chief executive officer, holds 75% of the equity interest in Lefeng Information, and Mr. Zhihui Yu holds the remaining 25%. Although the shareholders of Lefeng Information are contractually obligated to act in good faith and in our best interest, they may still have potential conflict of interest with us. We cannot assure you that when conflict of interest arises, any or all of these individual shareholders will act in the best interests of our company or such conflict will be resolved in our favor. In addition, these individual shareholders may breach, cause Lefeng Information to breach or refuse to renew, the existing contractual arrangements with us. Currently, we do not have any arrangements to address potential conflict of interest between these individual shareholders and our company, except that we could exercise our transfer option under the exclusive option agreement with the relevant individual shareholders to request him or her to transfer all of his or her equity interest in Lefeng Information to one or more persons designated by us.

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

        MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. MOFCOM solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. On September 3, 2016, the Standing Committee of China's National People's Congress, or NPC, passed the Decision on Amendment of Four Laws including the Foreign-Invested Enterprise Law, or the FIE Amendment, which was implemented starting on October 1, 2016. According to the FIE Amendment, formation of an FIE in a sector not subject to special entry administrative measures will be simplified by going through government filing instead of government approval process. The special entry administrative measures will be separately promulgated by the State Council. Subsequently, MOFCOM published the Provisional Measures on Filing Administration for Establishment and Change of Foreign-Invested Enterprises on October 8, 2016, which, upon its enactment, aims to implement and elaborate the filing requirement, procedures, supervision and related matters. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China as well as the viability of our current corporate structure, corporate governance and business operations in many aspects.

        Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether an enterprise is considered an FIE. According to the definition set forth in the draft Foreign Investment Law, an FIE refers to an enterprise established in China pursuant to PRC laws that is wholly or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that an enterprise established in China without direct foreign equity ownership but "controlled" by foreign investors will be treated as an FIE. Once an enterprise falls within the definition of FIE, it may be subject to foreign investment "restrictions" or "prohibitions" set forth on a "negative list" to be separately issued by the State Council in the future. If a foreign investor proposes to establish an FIE to conduct business in an industry subject to foreign investment "restrictions" on the "negative list," the foreign investor must obtain market entry clearance by MOFCOM before the proposed FIE can be established. Moreover, an FIE cannot conduct business in any industry subject to foreign investment "prohibitions" on the "negative list." However, during the market entry clearance process, the investor of an FIE may apply to MOFCOM in writing to request that the FIE be treated as a PRC domestic enterprise, if the FIE is ultimately "controlled" by PRC entities and/or citizens. In this connection, "control" is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% of or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations.

        The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of Internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform." and "Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Vipshop Information." Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. Therefore, for any company with a VIE structure in an industry category that is on the "negative list," the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the "negative list" without market entry clearance may be considered illegal.

        It is likely that we might be considered ultimately controlled by PRC entities and/or citizens, because, among others, Mr. Eric Ya Shen as a PRC citizen and his affiliates hold 16,510,358 Class B ordinary shares representing approximately 62.1% of our total voting power as of March 31, 2017. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to existing companies with VIE structure, whether or not these companies are controlled by PRC entities and/or citizens, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the online sales, e-commerce, and value-added telecommunications industries, in which our consolidated affiliated entities operate, will be subject to the foreign investment restrictions or prohibitions set forth on the "negative list" to be issued. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

        We might be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our PRC subsidiaries and our consolidated affiliated entities were not entered into on an arm's length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our consolidated affiliated entities adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated entities' tax expenses without reducing our tax expenses, which could subject our consolidated affiliated entities to late payment fees and other penalties for underpayment of taxes. The PRC Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit annual report of enterprise income tax, or EIT, together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles. As a result, our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

If our PRC subsidiaries and consolidated affiliated entities fail to obtain and maintain the requisite assets, licenses and approvals required under PRC laws, our business, financial condition and results of operations may be materially and adversely affected.

        Foreign investment and the Internet industry in China are highly regulated by the PRC government, and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. See "Item 4.B. Information on the Company—Business Overview—Regulation." Our PRC subsidiaries and our consolidated affiliated entities are required to obtain and maintain certain assets relevant to their businesses as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant government authorities. Furthermore, our PRC subsidiaries and our consolidated affiliated entities may be required to obtain additional licenses. For instance, we currently do not hold an EDI License that is required for providing platform access to third-party merchants for their sales of products, and we are in the process of applying for an EDI License to further develop our business. In addition, we are in the process of applying for additional courier services operation permits and road transportation operation permits to expand the coverage of our courier services to areas other than those already covered under the permits we hold. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulation on Courier Services and Road Transportation Services." Moreover, as we have launched various Internet finance businesses, we are also required to obtain and hold various licenses, permits or approvals that are required for the provision of those Internet finance services, and we may be required to obtain additional licenses, permits or approvals in case we further expand our Internet finance businesses in the future. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulation on Internet finance." However, we cannot assure you that we will obtain such licenses, permits or approvals in a timely manner, or at all, due to complex procedural requirements and policies. If we fail to obtain or maintain any of the required, assets, licenses or approvals, our continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal net revenue, fines and the discontinuation or restriction of our operations. Any such disruption in the business operations of our consolidated affiliated entities will materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China's economic, political or social conditions or government policies could materially and adversely affect our business and operations.

        Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued yet slowing economic growth in China as a whole.

        The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

        While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

        The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet-related businesses include, but are not limited to, the following:

  •
  We only have contractual control over our Vipshop Online Platform and other platforms in China. We do not directly own our platform through our subsidiaries due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including Internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for content that is displayed on our platforms.

        China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of our Internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our platforms or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our platform in China.

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit reports included in our annual report filed with SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards.

        Because we have substantial operations within China and, without the approval of PRC authorities, PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations, our independent registered public accounting firm is not currently inspected fully by PCAOB. This lack of PCAOB inspections in China prevents PCAOB from regularly evaluating our independent registered public accounting firm's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        Inspections of other firms that PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If the settlement reached between SEC and the "Big Four" China-based accounting firms, including the PRC affiliate of our independent registered public accounting firm, concerning the manner in which SEC may seek access to audit work papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

        Starting in 2011 all PRC audit firms practicing before SEC, including the PRC affiliate of our independent registered public accounting firm and those of the other "Big Four" networks, were affected by a conflict between U.S. and PRC laws. Specifically, SEC and PCAOB sought to obtain from the PRC accounting firms access to their audit work papers and related documents from audits in China of the operations of certain U.S.-listed companies. The PRC accounting firms were, however, advised by their legal counsels and directed by the relevant PRC authorities that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through CSRC.

        In December 2012 SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC affiliates of the "Big Four" accounting firms, including the PRC affiliate of our independent registered public accounting firm. After the first hearing in July 2013, an administrative law judge issued an initial decision in January 2014 in favor of SEC and proposed penalties on the PRC accounting firms including a temporary suspension of their right to practice before SEC, which did not take effect pending review by SEC Commissioner. On February 6, 2015, before a review by SEC Commissioner had taken place, the PRC accounting firms reached a settlement with SEC whereby the proceedings were stayed. Under the settlement, SEC accepts that future requests by SEC for the production of documents will normally be made to CSRC. The PRC accounting firms will receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via CSRC. If they fail to meet specified criteria, SEC retains authority to impose a variety of additional remedial measures on the PRC accounting firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the recently-stayed proceeding against all four firms. SEC also reserves the right to resume those proceedings in circumstances where, notwithstanding the accounting firms' compliance with the procedures in the settlement agreement, SEC does not receive a production of documents which it considers satisfactory (for example, due to action or inaction by the PRC authorities).

        In the event SEC restarts the administrative proceedings, depending upon the final outcome, U.S.-listed companies with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China whose work could contribute to SEC filings, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based U.S.-listed companies and the market price of our ADSs may be adversely affected.

        If the PRC affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from NYSE or deregistration from SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Fluctuations in exchange rates may materially and adversely affect your investment.

        The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to U.S. dollars, and Renminbi appreciated more than 20% against U.S. dollars over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and U.S. dollars remained within a narrow band. Since June 2010, Renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.

        All of our total net revenues and most of our expenses are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of Renminbi against U.S. dollars would reduce the amount of Renminbi we would receive if we need to convert U.S. dollars into Renminbi. Conversely, a significant depreciation of Renminbi against U.S. dollars may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

        Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We did not enter into any hedging transactions to hedge our exposure to the risks relating to fluctuations in exchange rates. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Governmental control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.

        The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

        We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our subsidiaries' ability to distribute dividends is based upon their distributable earnings which are mainly derived from the payments for products and services from our consolidated affiliated entities. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China may further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our debt and equity offerings to make loans or additional capital contributions to our PRC subsidiaries in China.

        Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in China. According to the relevant PRC regulations on FIEs, capital contributions to our PRC subsidiaries are subject to the approval of MOFCOM or its local branches and registration with other government authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as approved by MOFCOM or its local branches. Any medium or long term loan to be provided by us to our consolidated affiliated entities must be approved by the National Development and Reform Commission, or NDRC, and SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our debt and equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        Under the current SAFE rules as of the date of this annual report, we are required to apply Renminbi funds converted from the net proceeds we received from our public offerings of equity securities within the business scopes of our PRC subsidiaries. Although SAFE launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs in 2015 to allow FIEs to settle their foreign exchange capital at their discretion and further relaxed its rules in 2016 to allow FIEs (excluding financial institutions) to go through foreign exchange settlement formalities for their foreign debts at their discretion, the current SAFE rules continue to prohibit FIEs from using Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes as approved by the PRC government authorities. Moreover, the current SAFE rules continue to prohibit FIEs from using Renminbi converted from their registered capitals to provide entrusted loans or repay loans between non-financial institutions. Any violations of such SAFE rules may result in severe monetary or other penalties. There can be no assurance that SAFE would further relax its rules on the settlement of foreign exchange capitals of FIEs, and our ability to transfer to and use in China the net proceeds from our public offerings of equity securities may continue to be significantly limited, which may adversely affect our business, financial condition and results of operations. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Currency Exchange."

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

        Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, were triggered. Moreover, the Anti-Monopoly Law, which was promulgated by the Standing Committee of NPC, on August 30, 2007 and became effective on August 1, 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. We believe that the turnover of acquired business of Lefeng in 2013 is less than RMB400 million within China and have not sought clearance from MOFCOM, but we cannot assure you that MOFCOM will not take a view contrary to ours. In addition, PRC national security review rules, which became effective on September 1, 2011, require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

        Under SAFE Circular 37, PRC residents who make, or have made prior to the implementation of SAFE Circular 37, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

        All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37 by the end of 2016. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries' ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

        In December 2006, the People's Bank of China, or PBOC, promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE in March 2007. Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

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

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an offshore holding company, or an Indirect Transfer, and such offshore holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-PRC resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

        On February 3, 2015, SAT issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but the other provisions of SAT Circular 698 remain in force. SAT Public Notice 7 extends its tax jurisdiction beyond Indirect Transfers to also cover transactions involving transfer of other taxable assets through offshore transfer of an offshore intermediate holding company. Although SAT Public Notice 7 introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market, it brought challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT in China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

        Although it appears that SAT Circular 698 and SAT Public Notice 7 are not intended to apply to purchase and sale of shares of publicly traded companies in the open market, SAT Circular 698 and SAT Public Notice 7 may be determined by the tax authorities to be applicable to us in our acquisition of equity interests in companies such as Lefeng and Ovation, and our non-resident shareholders who acquired our shares outside of the open market and subsequently sell our shares in our private financing transactions or in the open market if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may become at risk of being taxed under SAT Circular 698 and SAT Public Notice 7 and may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to establish that we should not be taxed under SAT Circular 698 and SAT Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or such non-resident shareholders' investments in us.

It is unclear whether we will be considered a PRC "resident enterprise" under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC "resident enterprise" status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.

        Under the EIT Law and its implementation rules, which became effective in January 2008, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a PRC resident enterprise and will be subject to EIT at the rate of 25% on its global income. The implementation rules of the EIT Law define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise." On April 22, 2009, SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise that is incorporated offshore is located in China. Further, SAT Circular 82 states that certain Chinese-controlled enterprises will be classified as "resident enterprises" if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights. In addition, SAT issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Implementation) on July 27, 2011, effective September 1, 2011, or SAT Bulletin 45, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax Law and Individual Income Tax Law." Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. In addition to the uncertainty regarding how the new resident enterprise classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to EIT at 25% on our global income as well as PRC EIT reporting obligations. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Dividends and/or interest payable to our foreign investors and gains on the sale of our ADSs or ordinary shares or notes by our foreign investors may become subject to taxes under PRC tax laws.

        Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends and/or interest payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends and/or interest are not effectively connected with such establishment or place of business, to the extent such dividends and/or interest are derived from sources within China. Similarly, any gain realized on the transfer of ADSs or ordinary shares or notes by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as PRC-sourced income. If we are deemed a PRC resident enterprise, dividends and/or interest paid on our ordinary shares or ADSs or notes, and any gain realized from the transfer of our ordinary shares or ADSs or notes, would be treated as PRC-sourced income and would as a result be subject to PRC taxation. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax Law and Individual Income Tax Law." Furthermore, if we are deemed a PRC resident enterprise, dividends and/or interest payable to investors that are non-PRC individual investors and any gain realized on the transfer of ADSs or ordinary shares or notes by investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares or notes would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends and/or interest payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ADSs or notes by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs or notes may be adversely affected.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

        On June 29, 2007, the Standing Committee of NPC enacted the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign a non-fixed-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have a non-fixed term, with certain exceptions. The employer must pay severance to an employee where a labor contract is terminated or expires, with certain exceptions. In addition, the government has continued to introduce various new labor-related regulations after the effectiveness of the Labor Contract Law. Among other things, it is required that that annual leave ranging from five to 15 days be made available to employees and that the employee be compensated for any untaken annual leave days in the amount of three times of the employee's daily salary, subject to certain exceptions. As a result of these new regulations designed to enhance labor protection and increasing labor costs in China, our labor costs are expected to increase. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

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

An occurrence of a widespread health epidemic or other outbreaks could materially and adversely affect our business, financial condition and results of operations.

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

        Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on March 23, 2012, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2016, the trading prices of our ADSs on NYSE have ranged from US$10.21 to US$17.41 per ADS, and the last reported trading price on April 13, 2017 was US$13.15 per ADS.

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

        In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular company. The securities of some China-based U.S.-listed companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these companies after their offerings may affect the attitudes of investors toward China-based U.S.-listed companies, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, some negative news and perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure including the use of variable interest entities or other matters of other China-based U.S.-listed companies have negatively affected the attitudes of investors towards China-based U.S.-listed companies, including us, in general in the past, regardless of whether we have engaged in any inappropriate activities, and any news or perceptions with a similar nature may continue to negatively affect us in the future. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

        Sales of our ADSs, ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline and therefore adversely impact the value of the senior convertible notes we offered in the 2014 offering. As of the date of this annual report, we had 118,018,622 Class A and Class B ordinary shares outstanding, including 90,332,833 Class A ordinary shares represented by ADSs. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our "affiliates" without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

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

        Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attached to ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to ordinary shares represented by the ADSs. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. See "Item 10.B. Additional Information—Memorandum and Articles of Association—Ordinary Shares—Voting Rights."

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

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or government body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

        We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and consolidated affiliated entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

        Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2016 Revision), or the Companies Law, and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

        Our co-founder, chairman and chief executive officer, Mr. Eric Ya Shen, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2017, Mr. Eric Ya Shen beneficially owned approximately 62.1% of the aggregate voting power of our company. As a result, Mr. Eric Ya Shen has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and he may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

        Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, if, among other matters, our market capitalization declines, we may be a PFIC for the current or future taxable years. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

        As a non-U.S. company with ADSs listed on NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we may adopt certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE listing standards and we are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under the NYSE listing standards. However, we may adopt certain practices that are in compliance with the laws of the Cayman Islands, which may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers.

We incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

        As a public company, we have incurred significant accounting, legal and other expenses that we did not incur when we were a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act, as well as rules subsequently implemented by SEC and NYSE, requires significantly heightened corporate governance practices for public companies, including Section 404 relating to internal control over financial reporting. We ceased to be an "emerging growth company" pursuant to the JOBS Act in 2014, since which we have incurred significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of SEC.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, any adverse outcome of such cases, including any plaintiff's appeal of a judgment in these lawsuits, could materially and adversely affect our business, financial condition, results of operation, cash flows and reputation. Furthermore, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business, financial condition or results of operations. We were named as a defendant in two putative shareholder class action lawsuits filed in May and June 2015 respectively, which lawsuits were consolidated into one action and subsequently voluntarily dismissed without prejudice by the lead plaintiff on November 24, 2015. These putative shareholder class action lawsuits are described in "Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation."

ITEM 4.    INFORMATION ON THE COMPANY

A.
History and Development of the Company

Our Company

        We are a holding company incorporated in the Cayman Islands and conduct our business through our subsidiaries and consolidated affiliated entities in China. We started our operations in August 2008 when our founders established Vipshop Information in China. In order to facilitate foreign investment in our company, our founders incorporated Vipshop Holdings Limited, an offshore holding company in Cayman Islands, in August 2010. In October 2010, Vipshop Holdings Limited established Vipshop International Holdings Limited, or Vipshop HK, a wholly-owned subsidiary, in Hong Kong. Subsequently, Vipshop HK established a wholly-owned PRC subsidiary, Vipshop China, in January 2011.

        To support our regional business expansion, Vipshop China established a number of wholly owned PRC subsidiaries that focus on warehousing and logistics as well as product procurement over the years since 2011. As of December 31, 2016, we mainly rely on the following six principal subsidiaries of Vipshop China to build up our regional logistics network:

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

        On February 14, 2014, we acquired a 75% equity interest in Lefeng from its parent company Ovation. Before this acquisition, Lefeng had been a wholly-owned subsidiary of Ovation. To facilitate the acquisition, Ovation has restructured its online platform business conducted through lefeng.com, an online retail website specialized in selling cosmetics and fashion products in China, by transferring certain assets and liabilities, including domain names (which were subsequently transferred through Vipshop Information to Lefeng Information), trademarks, copyrights and employees that form part of the online platform business, to Lefeng. The total consideration paid by our company for the acquisition was approximately US$132.5 million including cash payment and financing in connection with assumed liabilities. On February 21, 2014, we acquired a 23% equity interest, on a fully diluted basis, in Ovation for a total consideration of approximately US$55.8 million pursuant to a share purchase and subscription agreement with Ovation and certain of its existing shareholders. Through this strategic investment, we have gained access to a consistent supply of Ovation branded cosmetic products as well as Ovation's expertise in branding, marketing and research and development of proprietary products, which would help promote our brand and support our efforts to expand our user base. In addition, as a result of our acquisition of the equity interest in Ovation, as of the date of this annual report, we owned, directly or indirectly, on a fully diluted basis, a total of 80.5% equity interest in Lefeng. On June 24, 2014, we and Ovation have each designated a PRC citizen, namely, Mr. Eric Ya Shen by us and Mr. Zhihui Yu by Ovation, to be the nominee shareholders and established Lefeng Information to operate our website lefeng.com.

        In February 2015, we acquired 42.61% of equity interest in Feiyuan, a logistics company primarily servicing southeast China, for a consideration of RMB95.4 million (US$13.7 million). In January 2016 and May 2016, we further acquired 26.18% and 28.19% of equity interest in Feiyuan for RMB65.5 million (US$9.4 million) and RMB110.0 million (US$15.8 million), respectively. With the aggregate of 96.98% of equity interest in Feiyuan, we plan to further boost our warehousing, transportation and distribution capabilities in southeast China.

        In September 2016, we acquired 100% of equity interest in Zhejiang Ebatong Technology Co., Ltd., which is a third-party payment service provider, for a total consideration of RMB428.3 million (US$61.7 million). Zhejiang Ebatong Technology Co., Ltd. changed its name to Zhejiang Vipshop Payment Co., Ltd. following the completion of acquisition, and would develop our Internet payment channel.

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

        See "Item 4.C. Information on the Company—Organizational Structure" for a diagram illustrating our corporate structure as of the date of this annual report.

        On March 23, 2012, our ADSs began trading on NYSE under the ticker symbol "VIPS." We issued and sold a total of 11,176,470 ADSs, representing 22,352,940 ordinary shares, at an initial offering price of US$6.50 per ADS.

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

        On March 17, 2014, we completed a public offering of 1,140,000 ADSs by certain of our selling shareholders, representing 2,280,000 ordinary shares, at a public offering price of US$143.74 per ADS, and US$550,000,000 aggregate principal amount of our 1.50% convertible senior notes due 2019, or the 2014 offering. Concurrently, the underwriters exercised in full the option to purchase an aggregate of 171,000 additional ADSs from certain selling shareholders at the public offering price of the 2014 offering and an additional US$82,500,000 aggregate principal amount of our 1.50% convertible senior notes due 2019.

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

        Our principal executive offices are located at No. 20 Huahai Street, Liwan District, Guangzhou, Guangdong 510370, People's Republic of China. Our telephone number at this address is +86 (20) 2233-0000. Our registered office in the Cayman Islands is located at the office of International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017. Our website is www.vip.com.

B.
Business Overview

Overview

        We are a leading online discount retailer for brands in China. We offer high-quality branded products to consumers in China through flash sales mainly on our Vipshop Online Platform. Flash sales represent an online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time. Since our inception in August 2008, we have attracted a large and growing number of consumers and popular brands. We had 257.8 million registered members and over 80 million cumulative customers, and promoted and sold products for over 20,000 popular domestic and international brands as of December 31, 2016.

        Our business model provides a unique online shopping experience for our customers. We offer new sales events daily with a curated selection of popular branded products at deeply discounted prices in limited quantities during limited time periods, creating the element of "thrill and excitement" associated with our unique customer shopping experience. Our strong merchandizing expertise enables us to select the brand composition and product mix of our daily sales events that appeal to our customers, who mostly consist of urban and educated individuals in China who are seeking lifestyle enhancements. We have built a highly engaged and loyal customer base that contributes to our sales growth, while also enabling us to attract new customers primarily through word-of-mouth referrals. A majority of our customers have purchased products from us more than once. Our total number of repeat customers was 15.2 million, 24.4 million and 34.9 million in 2014, 2015 and 2016, respectively, representing 62.4%, 66.6% and 67.1%, respectively, of the total number of our active customers during the same periods. Orders placed by our repeat customers accounted for 92.3%, 93.9% and 93.6%, respectively, of our total orders during the same periods.

        We are a preferred online flash sales channel in China for popular domestic and international brands. We believe that well-known and popular brands are attracted to our platform and services because of our ability to monetize large volumes of their inventory in short periods of time, increase consumer awareness of their brands and products, reach potential customers throughout China, and fulfill their demand for customer data analysis and inventory management. Among the brands that have promoted and sold products on our platform, substantially all of them have returned to pursue additional sales opportunities with us. As of December 31, 2016, we have the exclusive rights to sell selected products from a cumulative of over 2,282 popular brands.

        We strive to optimize every aspect of our operations as we continue to grow our business. We generally have the right to return unsold items for most of our products to our brand partners. Our logistics operations and inventory management systems are specifically designed to support the frequent sales events on our Vipshop Online Platform and handle a large volume of inventory turnover. We primarily use our invested and in-house last mile delivery capabilities and supplement with quality third-party delivery services to ensure reliable and timely delivery. In connection with our expansion into the Internet finance businesses, we offer consumer financing, supply chain financing and wealth management services to facilitate and refine shopping experience of our customers and strengthen cooperative relationship with our suppliers. We have developed our IT infrastructure to support the surge of visitor traffic to our platform during the peak hours of our daily flash sales. We believe that our efficient operational and management systems combined with our robust IT infrastructure set a solid foundation for our continuing growth.

        We began our operations in August 2008 and have grown significantly since then. In 2014, 2015 and 2016, we fulfilled approximately 118.0 million, 193.1 million and 269.8 million customer orders, respectively, and we generated total net revenues of RMB23.13 billion, RMB40.20 billion and RMB56.59 billion (US$8.15 billion), respectively. In 2014, 2015 and 2016, we generated net income of RMB752.6 million, RMB1.51 billion and RMB1.99 billion (US$287.0 million), respectively. Our net income in 2014, 2015 and 2016 reflected non-cash share-based compensation expenses in an aggregate amount of RMB225.5 million, RMB302.9 million and RMB475.7 million (US$68.5 million), respectively.

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

Our Flash Sales Model

        Flash sales embody characteristics of value, quality and convenience that are well suited to brand-conscious consumers in China seeking quality goods at substantial discounts. Through our flash sales model, we sell limited quantities of deeply discounted branded products online for limited periods of time. We optimize the brand composition and product mix of our daily sales events based on our strong merchandizing expertise. As of December 31, 2016, we have offered diversified product offerings from over 20,000 popular domestic and international brands, including apparel for women, men and children, handbags and shoes, cosmetics, maternal and baby products, home goods and other lifestyle products. We carefully select well-known and popular mid-level to premium brands and products that appeal to a broad base of consumers with different purchasing powers throughout China. To foster customer confidence of purchasing quality products from our Vipshop Online Platform, we provide limited product quality insurance for our products.

        We offer new daily sales events twice a day starting at 10 a.m. and 8 p.m. Beijing time, respectively, and our Vipshop Online Platform experiences a surge of visitor traffic in the ensuing two hours as consumers are eager to purchase popular deals of the day before they are sold out. To provide our customers with a greater opportunity to purchase featured discounted products, each customer is limited to purchasing two pieces of the same item and each shopping cart can only hold 20 items at one time, except for food products. Unpaid items in the shopping cart will be automatically returned to the available products pool in 20 minutes. Consequently, customers must make quick purchase decisions within a limited period of time, adding to the thrill of the experience.

Our Vipshop Online Platform

        Through our user-friendly Vipshop Online Platform, we offer a curated selection of products and services for shoppers of varying age groups and income levels throughout China, so that they may shop branded products online with ease and pleasure. Our Vipshop Online Platform is represented by the Vipshop App and the vip.com website.

        As of the date of this annual report, our Vipshop App has surpassed our vip.com website and become our top portal of the Vipshop Online Platform in terms of the numbers of registered members, daily unique visitors and monthly unique visitors. In 2011, we launched Vipshop App for mainstream mobile operating systems including iOS and Android to increase our customer stickiness and to further enhance customer engagement through mobile devices. Since then we have been regularly upgrading Vipshop App, adding new features and engaging celebrities from time to time to promote our brands and Vipshop App. With the support of our big data and business intelligence system and our cloud computing infrastructure, we have been gradually developing features of our Vipshop App so as to provide our users with personalized recommendations, smarter and more timely replenishment of out-of-stock goods and efficient interface to enhance their shopping experience. As of December 31, 2016, revenues generated by our Vipshop App users accounted for approximately 90% of our total revenues. We believe that consumers' increasing reliance on mobile Internet through smartphones and other mobile devices presents opportunities for us to further enhance customer experience and increase customer stickiness.

        Our Vipshop Online Platform offers many user-friendly features that enhance customer experience and convenience:

  •
  Browsing.  All visitors to our platform can browse and view our sales events, but a customer must register as a member for free in order to participate in the sales events. Our platform features a variety of different brands and products for each daily sales. For each featured brand, consumers can view a short flash animation to receive background information on a particular brand. In addition, we provide customers with curated descriptions and proprietary photographs of each product shown from multiple angles. Our platform also provides advance previews of upcoming sales of highly sought-after products. We sort our product offerings into different categories, such as "women," "men," "children," "outdoors," "lifestyle" and "accessories" so that our customers can easily find the products they are interested in.

  •
  Daily Sales Events.  We launch new sales events twice a day at 10 a.m. and 8 p.m. Beijing time, respectively, and typically last for three or more days. Each sale item is available in limited quantities and remains on sale only while supplies last. We thoroughly plan in advance our daily sales events to offer a balanced and complementary mix of brands and products.

  •
  Ordering.  To order products on our platform, our customers simply click on a button to add an item to their virtual shopping cart. To execute orders, customers click on the "check-out" button and are prompted to supply shipping details and payment details in the case of first-time customers buying from our platform. Repeat customers can access their preferred checkout options after logging on to their Vipshop member accounts. Our members can track the status of their purchases and available credits online through their Vipshop member accounts. Customers can always access our customer service representatives online or by phone for assistance while they are shopping online or after the order is placed.

        To diversify our offerings of products and brands that cater to individual preferences, we launched a variety of channels on our Vipshop Online Platform such as a channel designated for promotion of chic and trendy branded products called Vipshop Beauty, a channel designed to sell furniture, upholstery, bed and bath, kitchen, home and electronics products called Vipshop Home, a channel designed to sell maternity, infant and children's products called Vipshop Kids, a channel designated for men's branded products called Vipshop Men, a channel designated for direct purchase of overseas branded products called Vipshop International, and a channel designated for consumer financing and insurance and wealth management services called Vipshop Finance. We believe that the introduction of these channels provides brands meaningful alternatives to monetize their inventory quickly and to increase consumer awareness throughout China.

        In addition to our Vipshop Online Platform, as of December 31, 2016, we had six store outlets in the Guangzhou area and one near our Jianyang warehouse. Sales through these stores have been immaterial for our business as a whole and for limited purposes of liquidating our clearance inventories. Although we plan to continue to focus on the online retail market in China, we may explore opportunities to utilize offline retail channels from time to time to supplement our strategy. In 2016, we generated RMB32.2 million (US$4.6 million) gross revenues (including VAT) from offline retail stores.

Our Brand Partners

        Since our inception in August 2008, we have attracted a broad and diverse group of brands enabling our Vipshop Online Platform to become the online shopping destination of choice for urban, fashion-oriented and value conscious consumers. Our brand partners include primarily brand owners, and to a lesser extent, brand distributors and resellers. As of December 31, 2014, 2015 and 2016, we worked with 7,110, 8,505 and 10,778 brand partners, respectively. None of the brands accounted for more than 3% of our total revenues in 2014, 2015 and 2016. To date, substantially all of our brand partners have sought to pursue new sales opportunities with us. We believe that our ability to assist brands in effectively selling their inventory and in fulfilling their demand for marketing, customer data analysis and inventory management will attract new brands and build stronger ties with our existing brand partners.

Brand Selection and Procurement

Brand Selection

        We have implemented a strict and methodical brand selection process. Our merchandizing team, which consisted of approximately 1,600 members as of December 31, 2016, is responsible for identifying potential qualified brands based on our selection guidelines. We carefully select prospective brand partners, choosing to work only with those that are well-known and offer high quality or premium products that are popular among consumers in China, and that are willing to provide competitive prices and favorable payment credit and product return terms. We generally select brands that have an established network of stores in major department stores or shopping malls in China. We seek input from our customers in the brand selection process. Through our homepage, consumers can send us suggestions regarding the brands they would like to be able to purchase from us. Once a potential brand is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses and safety, sanitary and quality certifications, and trademark registration certificates and license agreements in relation to the branded products. This review process helps to ensure that we maintain a portfolio of brands with high quality standards and good reputation that can meet our customers' expectations.

        We generally enter into supply agreements with brands based on our standard form. We regularly communicate with our brand partners to discuss the dates and specific product offerings for particular sales events, striving to achieve favorable results for all constituents. Due to the short-term nature of each flash sales event, for some brands, we enter into separate agreements for each flash sales event on our Vipshop Online Platform. For other brands with whom we have established long-term relationships, we often enter into supply agreements with them on an annual basis. As we continue to focus on building long-term relationships with our brand partners, we plan to implement framework agreements with our brand partners with supplemental supply orders for each flash sales event.

        In each supply agreement, a brand partner grants us authorization to market and sell products of a particular brand on our Vipshop Online Platform and provides us with the official description and logo of the brand. In addition, we require our brand partners that contract with us to observe our anti-bribery and anti-corruption policy.

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

        We effectively gather, analyze and use customer behavior and transaction data through our customer relationship management and business intelligence systems. In addition to utilizing our customer data to strategize our upcoming flash sales event to enhance the timeliness and relevancy of our product offerings, we also provide some relevant portions of these data to our brand partners to help them optimize their product development and sales and marketing strategies and further promote additional sales opportunities with us.

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

Quality Control

        In addition to our brand selection process, we have adopted stringent quality assurance and control procedures for products delivered through our logistics network. We carefully inspect all products delivered to our logistics centers, rejecting or returning products that do not meet our quality standards or the purchase order specifications. We also inspect all products before shipment from our logistics centers to our customers. We believe that our strict brand selection process and quality control procedures enable us to ensure the high quality level of products sold on our Vipshop Online Platform and increase customer satisfaction.

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

        We pay close attention to every aspect of our services to enhance our customers' shopping experience. For each purchase, we arrange items neatly and thoughtfully within each delivery box. Unlike many in-store sales items which have been tried on numerous times, are on display for a lengthy period of time or may have minor defects, each item purchased from our Vipshop Online Platform is new, contains its original tag and packaging, and must pass our strict quality control inspection prior to shipping.

Pricing

        We price products on our Vipshop Online Platform at significant discounts, typically ranging from 20% to 90% off the original retail price, which is one of the key elements in the "thrill and excitement" shopping experience that we create. Our attractive pricing is made possible by cost savings achieved through volume discounts that we receive, in particular for off-season or slower-moving inventory, and the absence of physical retail space and related overhead costs. We typically negotiate with our brand partners for prices that are competitive with those offered to other discount sales channels.

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

        Our wealth management services were introduced in December 2015. As of the date of this annual report, we offered third-party insurance products by providing sales channels to insurance companies on a commissioned basis. We also provided promotion and information services to a third-party investment fund manager in relation to its sales of money market fund products under the brand Weipin Bao ( in Chinese), by directing our customers to make purchases of investment fund products on a platform sponsored by such fund manager.

Payment, Fulfillment and Return

Payment

        We provide our customers with the flexibility to choose from a number of payment options. Our payment options include our Vipshop Payment service, cash on delivery, and payment through third-party online payment services, such as tenpay.com and alipay.com. In 2016, our fast-growing Vipshop Payment service was used to process a majority of our total orders, so that we continue to depend less on other payment options. Under the cash on delivery option, our in-house last mile delivery capabilities, supplemented by a few third-party delivery service providers, deliver products to customers' designated addresses and collect payment on site. As of December 31, 2016, we had built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in over 300 cities across China. This payment method not only provides our customers with a secure and convenient payment option, but also reduces our operating expenses and payment collection risk as we can combine payment and delivery services by using our in-house last mile delivery capabilities, without incurring additional fees.

Fulfillment

        We have established a logistics network and warehousing capacity with nationwide coverage. We have adopted a flexible logistics model supported by our robust and advanced warehouse management system. As of December 31, 2016, we delivered over 90% of our orders through our invested and in-house last mile delivery capabilities. Meanwhile, we use a mix of top delivery companies with nationwide coverage and quality regional or local couriers to ensure reliable and timely delivery.

  Logistics Network and Warehouse Management System

        Our logistics network consists of regional logistics hubs and local distribution centers. Our regional logistics hubs are strategically located in Zhaoqing of Guangdong Province in Southern China, Kunshan of Jiangsu Province in Eastern China (which is within close proximity of Shanghai), Jianyang of Sichuan Province in Western China, Tianjin in Northern China, and Ezhou of Hubei Province in Central China. We maintain local distribution centers to facilitate distribution of standardized and frequently purchased products. Meanwhile, we have established several bonded warehouses in China to support the growth of our cross-border business.

        Our warehouse management system enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed with the brand partners and the product stocked in our logistics centers, up to when the product is packaged and picked up for shipment to a customer. Shipments from brand partners first arrive at one of our regional logistics hubs, depending on demand from each warehouse. At each logistics hub, inventory is bar-coded and tracked through our management information system, allowing real-time monitoring of inventory levels across our logistics network and item tracking at each logistics center. As we offer a curated selection of brands and products for each daily sales, our logistics centers and inventory management systems are specifically designed to support the frequent sales events on our flash sales platform and a large volume of inventory turnover. In 2014, 2015 and 2016, we processed approximately 118.0 million, 193.1 million and 269.8 million customer orders, respectively.

        Since 2013, we have been implementing innovative solutions to further enhance our logistics efficiency. The "just-in-time" method, or JIT, allows some of our suppliers to not load inventories to the warehouse before the relevant products are put up for sale. Instead, the suppliers will load inventories to our warehouses only within a period of time after being notified when orders have been generated. Compared to the traditional bulk load-in and bulk load-out method, JIT enables certain suppliers that have worked with us well to further increase turnover. Moreover, the "third-party logistics" method, or 3PL, allows some of our suppliers to lease vacant space of our warehouses to manage their supplies. The 3PL increases utilization of our warehouses while enabling certain suppliers to manage their supplies more efficiently. The combined JIT and 3PL have been implemented for a majority of our business.

Delivery Services

        We deliver orders placed on our Vipshop Online Platform to all areas in China primarily through our invested and in-house last mile delivery capabilities and, to a lesser extent, through leading reputable third-party delivery companies with nationwide coverage, including EMS and Shunfeng, and quality regional and local couriers. As of December 31, 2016, more than 90% of our orders were delivered by our invested and in-house last mile delivery capabilities. For luxury goods orders, we deliver the products with an "anti-tampering lock" device to further enhance customer trust. For delivery to smaller cities, we use a combination of our invested and in-house last mile delivery capabilities and third-party delivery companies to achieve greater operational efficiency and ensure timely delivery to our customers. We bundle packages for customers in smaller cities within a particular region and ship in bulk to be then delivered locally to our customers. Our use of reputable national delivery companies and regional and local couriers to supplement our invested and in-house last mile delivery capabilities allows us to maintain operational flexibility and accommodate order demand, thereby ensuring high service quality.

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

Return Policy

        Due to the limited quantities of each featured flash sales product, we do not normally offer a product exchange service but customers may return products purchased from our platform. We currently offer our customers an unconditional right of return for a period of seven days on sales from our Vipshop Online Platform upon receipt of products. Our customers can return products purchased on our platform within seven days of receipt of the products as long as the products are unused, unwashed, unworn, undamaged and in their original packaging and in original condition. For return of luxury goods, the anti-tampering lock on the product must remain intact.

        Once a customer submits a return application request online or by phone, our customer service representatives will review and process the request or contact the customer by email or by phone if there are any questions relating to the request. Upon our receipt of the returned product, we credit the customer's Vipshop member account or credit card with the purchase price. We believe our hassle-free return policies help to increase customer spending and enhance customer loyalty.

Customer Service

        We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a positive customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service e-mail, real-time online chat, or our customer service hotline 15 hours a day, seven days a week. As of December 31, 2016, our customer service center, located in our Guangzhou headquarters, had 1,727 well-trained employees.

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

Marketing

        Although historically we have not incurred substantial marketing expense and have been able to build a large base of loyal customers with relatively low customer acquisition cost primarily through word-of-mouth referrals and providing our customers with an enjoyable, satisfying and rewarding shopping experience and using cost-effective marketing means, we intentionally reinvested our profits into marketing to gain market share starting in 2014. Since the second quarter of 2014, we have been increasing marketing expenses to strengthen our brand awareness, attract more mobile users, and expand market share especially within product categories such as apparel, cosmetics, maternal and baby products.

        We continued to improve and enhance the element of "thrill and excitement" associated with the customer shopping experience to promote word-of-mouth referrals and repeat customer visits to our Vipshop Online Platform. As part of our viral marketing strategy, we provide various incentives to our existing customers to increase their spending and loyalty. Our customers can earn reward points upon registration and for each purchase they make, and may exchange the reward points for coupons, gifts and lucky draw opportunities on our platform. Our customers may also earn reward points by introducing new members and customers to our platform. In addition, we encourage our customers to share their successful flash sales shopping experiences through social media and microblogging websites in China. We offer an "easy-to-share" function that enables our customers to easily share their shopping experiences with us on social networking Internet platforms and microblogging websites.

Technology

        Our IT systems are designed to enhance efficiency and scalability, and play an important role in the success of our business. We rely on a combination of internally developed proprietary technologies and commercially available licensed technologies to improve our platform and management systems in order to optimize every aspect of our operations for the benefit of our customers and brand partners.

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

        Our front-end modules, which refer to modules supporting the user-interfaces of our platform, mainly include product display, registered member account management, category browsing, online shopping cart, order processing functions and payment functions. Our front-end modules are supported by our proprietary content distribution network, dynamic and distributed cluster and a core database, providing our customers with quicker access to the product display they are interested in, and facilitating faster processing of their purchases. We have developed our IT systems to handle a surge of visitor traffic to our platform during the peak hours of our twice-per-day sales from 10 a.m. to 12 p.m. and 8 p.m. to 12 a.m. Beijing time, providing our customers with a smooth online shopping experience.

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

        Our customer relationship management and business intelligence systems enable us to effectively gather, analyze and make use of internally generated customer behavior and proprietary transaction data. We regularly use this information in planning our marketing initiatives for upcoming flash sales and make profile-based personalized recommendations to enhance our users' shopping experience. We have been working to add more features to our personalized interfaces so that our customers may have unique experience when shopping with us. In addition, we also provide selected data to our brand partners to help them optimize their product development and sales and marketing strategies. Our business intelligence system is an intelligence system built with the proprietary cloud computing infrastructure, providing decision-making intelligence such as dashboards operation, operational analysis, market analysis, sales forecasts and products such as anti-fraud filters, precision marketing, personalized recommendations and other application-oriented intelligent products that facilitate data-driven decision-making and increase our product sales.

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

Intellectual Property

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2016, we owned 735 registered trademarks, 74 copyrights (including 55 software products developed by us relating to various aspects of our operations), and 251 registered domain names that are material to our business, including vip.com and vipshop.com.

Competition

        The online flash sales market, as one of the fast-growing categories of the e-commerce market in China, is rapidly competitive and rapidly evolving. Our primary competitors include B2C e-commerce companies that sell similar products and services online, such as Alibaba and JD.com, and other online flash sales companies.

        We believe we compete primarily on the basis of:

  •
  ability to identify products in demand among consumers and source these products on favorable terms from brands;

  •
  pricing;

  •
  breadth and quality of product offerings;

  •
  platform features;

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

Regulations on Foreign Investment

        Investment activities in China by foreign investors are principally subject to industry-based regulation. The Provisions for Guiding the Foreign Investment Direction promulgated by the PRC State Council on February 11, 2002 divides industries in China into four categories, namely, "permitted industries for foreign investment," "encouraged industries for foreign investment," "restricted industries for foreign investment" and "prohibited industries for foreign investment." The "encouraged industries for foreign investment," "restricted industries for foreign investment" and "prohibited industries for foreign investment" are further stipulated in the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and amended from time to time by MOFCOM and NDRC. Industries not listed in the Catalog are generally considered "permitted industries for foreign investment," which are open to foreign investment unless specifically restricted by other PRC regulations. Establishment of WFOEs is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold a majority of interests in such joint ventures. In addition, restricted category projects are subject to approval by MOFCOM or its local counterpart. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. For example, pursuant to the latest Catalog amended in March 2015, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (except for operating e-commence).

        On September 3, 2016, the Standing Committee of NPC promulgated the FIE Amendment, effective as of October 1, 2016. Pursuant to the FIE Amendment, formation of an FIE in an industry that is not subject to special administrative measures for foreign investment admission by the PRC government no longer requires prior approval by MOFCOM or its local counterpart. Instead, pursuant to the Provisional Measures on Filing Administration for Establishment and Change of Foreign-Invested Enterprises, which were promulgated by MOFCOM on October 8, 2016 to further implement the FIE Amendment and became effective on the same date, where the establishment or any change of an FIE is not subject to special administrative measures for foreign investment admission by the PRC government, the FIE may proceed with the filing procedures in lieu of the approval procedures. However, where the establishment or any change to an FIE is subject to the special administrative measures for foreign investment admission by the PRC government, the FIE must still follow the approval procedures in accordance with the relevant laws and regulations governing foreign investment.

Regulations on Value-Added Telecommunications Services

        The PRC government extensively regulates the telecommunications industry, including the Internet sector. The State Council, MIIT, MOFCOM, the State Administration for Industry and Commerce, or SAIC, the State Administration of Press, Publication, Radio, Film and Television (formerly known as the General Administration of Press and Publication, or GAPP), and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, on-line sales and e-commerce. However, China's telecommunications industry and Internet-related industry are at an early stage of development. As a result, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, on-line sales and e-commerce. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

  Licenses for Value-Added Telecommunication Services

        On September 25, 2000, the Telecommunications Regulations of the People's Republic of China, or the Telecom Regulations, were issued by the State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between "basic telecommunications services" and "value-added telecommunications services." A "Catalog of Telecommunications Business" was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added, and was updated to classify the information services such as content service, entertainment and online games services as value-added telecommunications services. The Telecom Regulations were amended in July 2014 in accordance with the Decision of State Council on Amending Certain Administrative Regulations (Order No. 653) and further amended in February 2016 in accordance with the Decision of State Council on Amending Certain Administrative Regulations (Order No.666). On December 28, 2015, MIIT released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, which took effect on March 1, 2016. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business (i.e. operating e-commerce) and Internet information business, continue to be categorized as value-added telecommunication services, and the Internet information business as defined under the 2015 Telecom Catalog includes information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

        On March 1, 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its VATS License. In addition, a VATS License's holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders. On February 24, 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

        On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, commercial Internet information services operators shall obtain an ICP License, from the relevant government authorities before engaging in any commercial Internet information services operations within China. The ICP License has a term of five years and shall be renewed within 90 days before expiration.

        Our consolidated affiliated entity, Vipshop Information, has obtained an ICP License issued by Guangdong Province Administration of Telecommunication since September 24, 2008, which was updated in February 2016 and is scheduled to expire in September 2018. Another consolidated affiliated entity that we set up in mid-2014, Lefeng Information, carries out minimal online retail services at the current stage. As of the date of this annual report, we are in the process of applying for an EDI License that is required for providing platform access to third-party merchants for their sales of products to further develop our business.

  Foreign Investment in Value-Added Telecommunication Services

        Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of FIEs, most of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. Under the latest version of the Catalog, value-added telecommunications services continue to be categorized as restricted industry for foreign investment, and a foreign investor may not hold more than 50% of equity interest in an operator of value-added telecommunications services, except for e-commerce. On June 19, 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an operator of "operating e-commerce" business. However, foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

        The MIIT Circular issued by MIIT in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up FIEs and obtain the applicable VATS License to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds a VATS License is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local VATS License holder or its shareholders. The MIIT Circular further requires each VATS License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations.

        We are a Cayman Islands company, and two of our PRC subsidiaries, Vipshop China and Lefeng Shanghai, are WFOEs under PRC law and thus are restricted from providing value-added telecommunication services, including Internet information services, in China. To comply with the PRC regulations noted above, we operate our websites including vip.com and lefeng.com and provide value-added telecommunications services through our consolidated affiliated entities, namely, Vipshop Information and Lefeng Information, both of which are currently owned by PRC citizens. Vipshop Information is owned by Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong, while Lefeng Information is owned by Mr. Eric Ya Shen and Mr. Zhihui Yu. Vipshop Information holds an ICP License to operate our platform in China, and it also has registered and holds all significant domain names and has been registered as the owner or is applying to be the owner of all trademarks used in our value-added telecommunications businesses relating to vip.com. Lefeng Information has registered and holds all significant domain names and has been registered as the owner or is applying to be the owner of all trademarks used in our value-added telecommunications businesses relating to lefeng.com.

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

The Internet Measures prohibit an ICP operator from humiliating or defaming a third party or infringing the lawful rights and interests of a third party. Furthermore, The Decision on Strengthening Network Information Protection promulgated by the Standing Committee of NPC in December 2012 provides that electronic information that is able to identify identities of citizens or is concerned with personal privacy of citizens is protected by law and shall not be unlawfully obtained or provided. ICP operators collecting or using personal electronic information of citizens shall specify purposes, manners and scopes of information collection and use, obtain consent of citizens concerned, and strictly keep confidential personal information collected. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with personal information collected. Technical and other measures are required to be taken by ICP operators to prevent personal information collected from unauthorized disclosure, damage or being lost. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of NPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill obligations to manage information and network security as required by applicable laws and refuses to rectify upon orders from government authorities, will be subject to criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence to criminal investigations; or (iv) implicates other severe circumstances. Moreover, any individual or entity that (i) sells or provides personal information to others in violation of applicable laws, or (ii) steals or illegally obtains any personal information, in either case implicating severe circumstances, will be subject to criminal penalty. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Regulations Relating to Distribution of Books and Audio-Video Products

        We are also subject to regulations relating to the distribution of books and audio-video products. Under the latest Administrative Provisions for the Publication Market, which were jointly promulgated in May 2016 by GAPP and MOFCOM and became effective in June 2016, any entity or individual engaging in the distribution of publications, including books, newspapers, periodicals, audio-video products and electronic publications, must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. Each of Vipshop Information and one branch of Lefeng Shanghai has obtained a Publication Operation Permit for the retail sale of the publications, each valid until December 2017.

        Furthermore, according to the Notice on Promoting the Healthy Development of Online Distribution of Publications issued by GAPP on December 7, 2010, any entities engaging in online publications distribution in China shall apply for the Publications Operation Permit with an "online distribution" notation. However, the Administrative Provisions for the Publication Market provides that an entity that maintains a valid Publication Operation Permit for the retail sale of publications is only required to file notice with a competent press and publication administrative authority within 15 days from starting online publications distribution business. Currently, the competent press and publication administrative authority in Guangzhou and Shanghai only require online publication distributors, who have the Publication Operation Permit for the retail sale of publications, to complete the notice filing procedure and does not mandate the "online distribution" notation on the Publication Operation Permit in practice. Vipshop Information is in the process of completing the notice filing with the competent authority in Guangzhou, and the branch of Lefeng Shanghai has completed the notice filing with the competent authority in Shanghai.

Regulations on E-Commerce

        China's e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 31, 2010, SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, or the Online Commodities Measures, which took effective on July 1, 2010. Under the Online Commodities Measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAIC or its local branches must make available to the public the information stated in their business licenses or the link to their business licenses online on their websites. The online distributors must adopt measures to ensure safe online transactions, protect online shoppers' rights and prevent the sale of counterfeit goods. The information on trading of commodities released by online distributors shall be authentic, accurate, complete and sufficient. On January 26, 2014, SAIC adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which took effective on March 15, 2014 and repeal the Online Commodities Measures from that day. Under the Online Trading Measures, the consumer is entitled to return the commodities within seven days from the date after receipt of the commodities without giving a reason, except for the following commodities: customized commodities; fresh and perishable commodities; audiovisual products downloaded online or unpackaged by consumers and computer software and other digital commodities; and newspapers and journals that have been delivered. The online commodity operators shall, within seven days upon receipt of the returned commodities, refund the prices paid by consumers for relevant commodities. In addition, operators shall not, by using contract terms or by other manners, set out the provisions that are not fair or rational to consumers such as those that exclude or restrain consumers' rights, relieve or exempt operators' responsibilities, and increase the consumers' responsibilities, and shall not, by using contract terms and by technical means, reach transactions in a forcible manner.

        On September 21, 2012, MOFCOM issued the Administrative Measures on Single Purpose Commercial Prepaid Cards (Tentative), or the Single Purpose Cards Measures, which took effect on November 1, 2012 and was amended by the Decision of MOFCOM on Repealing and Revising Certain Regulations and Regulatory Documents on August 18, 2016. Under the Single Purpose Card Measures, among other things and subject to implementing rules adopted by the local branch of MOFCOM, the issuer of single purpose commercial prepaid cards, or the Single Purpose Cards, which are defined as the prepaid cards that can only be redeemed by the card issuer, the group companies under the same ultimate control of the card issuer, or the franchise entities under one single brand same as the card issuer, shall (i) register its card issuance with MOFCOM or its local branches within 30 days, and (ii) adopt sufficient measures to control risks, by means of controlling the total balance of the Single Purpose Cards and providing advance deposit, guarantee insurance, bank guarantee or other commercial guarantee as required. Vipshop Information issues and sells the Single Purpose Cards to our customers. Vipshop Information has taken sufficient risk control measures as required and has completed the registration formalities with MOFCOM.

        During the press conference of the fourth session of the 12th NPC held on March 10, 2016, the deputy director of the finance and economic committee of NPC stated that the enactment of the proposed E-Commence Law had been put on the five-year legislative agenda of the Standing Committee of the 12th NPC, and the finance and economic committee of NPC had prepared a draft E-Commence Law to be reviewed by its plenary session first and then submitted to the Standing Committee of NPC for review. As of the date hereof, no draft E-Commence Law has been publicly released.

Regulation on Internet Finance

        We currently utilize our Vipshop Online Platform to provide various Internet finance services to our customers, and are subject to the regulations applicable to our provision of those services. On July 18, 2015, ten PRC government authorities, including PBOC, CSRC, the China Insurance

Regulatory Commission, or CIRC, the China Banking Regulatory Commission, or CBRC, the Ministry of Finance, or MOF; the Ministry of Public Security, MIIT, the Legislative Affairs Office of the State Council, and the State Internet Information Office, jointly issued the Guidance on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidance. The Internet Finance Guidance refers to Internet finance as a new financial business model in which traditional financial institutions and Internet companies provide financing, payment, investment, and information intermediary services by using Internet technologies and information and communication technologies. In accordance with the Internet Finance Guidance, Internet finance is part of the finance sector, and Internet finance business operators are still required to comply with the regulations in relation to the provision of each sub-category of specific financial services they provide. On April 12, 2016, the General Office of the State Council issued the Notice on Issuing the Implementing Proposals for the Special Rectification of Internet Financial Risks, or the Special Rectification of Internet Financial Risks. The Special Rectification of Internet Financial Risks aims to, among others, impose stricter market entry regulation on Internet finance, strengthen monitoring of funds, encourage whistleblowers with rewards and enhance penalties for violations, and curb unfair competition.

  Regulation on Microcredit Services

        We currently offer supply chain financing in the form of microcredit services. In 2008, PBOC and CBRC jointly promulgated the Guidance on the Pilot Establishment of Microcredit Companies, or the Microcredit Guidance, which allowed provincial governments to approve the establishment of microcredit companies on a trial basis. Many government authorities at the provincial or equivalent level, including Guangdong and Shanghai, issued local implementing rules on the administration of microcredit companies pursuant to the Microcredit Guidance. The specific local authority that is in charge of supervision of microcredit business in each administrative region may vary, and usually is the financial office of the local government. Any entities intend to engage in microcredit business in certain administrative region must obtain an approval from the local authority that is in charge of supervision over the microcredit business in such administrative region, and a microcredit company is not permitted to conduct microcredit business outside the administrative region where it is approved to conduct the business. Both national and local level regulations also require, among the other things, the sources of funds of a microcredit company to be limited to the capital contributed by its shareholders, donated fund, and loans from no more than two banking financial institutions provided such loans do not exceed 50% of the net capital of such microcredit company. We currently are permitted to engage in microcredit businesses through two subsidiaries of Vipshop China in Guangzhou and Shanghai, respectively.

  Regulation on Sales of Securities Investment Fund

        We currently offer wealth management services via our Vipshop Online Platform. Pursuant to the Measures for the Administration of the Sales of Securities Investment Funds issued by CSRC in June 2011 and amended in March 2013, entities other than securities companies, futures companies, insurance institutions, securities investment consulting institutions may also apply to be qualified as an independent fund sale institutions if the criteria specified by CSRC are satisfied, and may engage in the investment fund sales business (including promotion of investment funds, sales of investment fund shares, and handling of purchase and redemption of investment fund shares) after having been properly registered with the registration authorities and obtained the corresponding qualifications from the local counterpart of CRSC. In March 2013, CSRC issued the Interim Provisions on the Administration of the Business Operations of Securities Investment Fund Sales Institutions through Third-Party E-Commerce Platforms, which provides that a third-party e-commerce platform may provide ancillary services for investment fund sales institutions in relation to the sales of investment funds, and the investment fund sales institutions that sell funds through a third-party e-commerce platform shall, together with the operator of the third-party e-commerce platform, report to CSRC for record-filing within five days after the initiation of such business operation. As of the date of this annual report, we provided promotion and information services to a third-party investment fund manager in relation to its sales of money market fund products under the brand Weipin Bao in Chinese), by directing our customers to make purchases of investment fund products on a platform sponsored by such fund manager. We believe, under our current business model, we are not required to either obtain a permit for sales of securities investment fund or complete the record filing formalities with CSRC. However, we cannot assure you that the PRC authorities will not eventually take a view that is contrary to ours.

  Regulation on Insurance Agency

        We currently offer insurance products on behalf of insurance companies via our Vipshop Online Platform. Pursuant to the Provisions for the Supervision and Administration of Professional Insurance Agencies (Revised in 2015), or the Insurance Agency Provisions, promulgated by CIRC in 2015, only entities that satisfy the criteria specified by CIRC and hold an insurance agency business operating permit may be entrusted as the agents of the insurance companies to engage in insurance business to the extent authorized by the insurance companies and receive commissions from insurance companies. After obtaining the insurance agency business operation permits, the insurance agents are also required to purchase vocational liability insurance or deposit an amount equal to five percent of its registered capital as security deposit. In addition, all insurance agents are required to report to CIRC in relation to the changes in its name, registered address, name of its initiator and major shareholder, major shareholder, registered capital, shareholding structure, legal form, articles of association, and in relation to any merger or consolidation, or establishment or de-registration of any branches. The insurance agency business operating permit has a valid term of three years, and all insurance agents are required to apply for extension thirty days before the term of their respective permit expires. Pursuant to the Circular on Issuing the Interim Measures for the Supervision of Internet Insurance Business promulgated in July 2015 by CIRC, which became effective in October 2015, insurance institutions must manage and take charge of insurance operations of Internet insurance business including sales, underwriting, settlement of claims, surrender, complaints handling, and customer services. Where a third-party network platform operates and develops the foregoing insurance business, the operator thereof must have obtained the relevant qualifications for insurance business operation. We engage in insurance agency business through a subsidiary of Vipshop Information, which holds an insurance agency business operating permit that allows us to sell insurance products on behalf of issuance companies. Our insurance agency business operating permit is valid from April 22, 2016 until February 1, 2019.

  Regulation on Payment Services of Non-Financial Institutions

        On June 14, 2010, PBOC issues the Administrative Measures for the Payment Services of Non-Financial Institutions, or the Payment Services Measures, which became effective on September 1, 2010. Under the Payment Services Measures, a non-financial institution must obtain a payment business license, or Payment License, to provide payment services and qualifies as a paying institution. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC. As of the date of this annual report, we provide online payment services to our customers through a subsidiary of Vipshop Information in Zhejiang, which holds the Payment License valid until June 2017. We started the application process to renew the Payment License.

Regulation on Commercial Factoring Services

        MOFCOM issued the Notice on the Pilot Launch of Commercial Factoring in June 2012, launched a commercial factoring pilot program in the Shanghai Pudong New Area and the Tianjin Binhai New

Area. The MOFCOM further expanded the list of commercial factoring pilot areas to include Guangzhou, Shenzhen in December 2012, and also Chongqing Liangjiang New Area and certain other areas in August 2013. Pursuant to the notices of MOFCOM, local government of those pilot areas promulgated its own rules to implement the pilot program. Under these notices and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of MOFCOM or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable and credit risk guarantee. A commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans, or to specialize in or carry out debt collection. Currently, we provide secured and unsecured financing to our suppliers through subsidiaries of Vipshop China in Shanghai.

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

        The State Council promulgated the Regulations on Road Transportation in April 2004, which is subsequently amended in September 2012 and February 2016. Pursuant to the Regulations on Road Transportation, the Ministry of Transport has promulgated the Provisions on Administration of Road Freight Transportation and Stations in June 2005 and amended subsequently in July 2008, April 2009, March 2012 and April 2016. According to these regulations, anyone engaging in the business of operating road transportation and stations must obtain a road transportation operation permit, and each vehicle used for shipping must have a road transportation certificate.

        We operate our national delivery and logistics network primarily through a subsidiary of Vipshop Information, namely Pinjun Holdings Co., Ltd., or Pinjun, and its subsidiaries and branches. Vipshop (Tianjin) E-Commerce Co., Ltd., or Vipshop Tianjing, and a number of subsidiaries of Pinjun currently hold courier service operation permits that allow us to operate an express delivery network across the county. Pinjun and a number of its subsidiaries are in the process of applying for additional courier service operation permits to further expand our delivery coverage. Furthermore, Vipshop China, Pinjun and a number of Pinjun's subsidiaries and branches hold road transportation operation permits that allow us to provide road freight transportation services. A few subsidiaries of Pinjun are in the process of applying for additional road transportation operation permits to further enhance our logistics capacities.

Regulations on Sales of Food

        Sales of food in China must comply with laws and regulations regarding food hygiene and safety. Under the PRC Food Safety Law, which took effect from June 1, 2009 and was amended in 2015 and took effect as of October 1, 2015, the sale of food or beverages must be licensed in advance. SAIC was the competent PRC authority in charge of administration of food distribution business and promulgated the Measures on the Administration of Food Distribution Permits on July 30, 2009, which requires an enterprise to obtain a food distribution permit from a local branch of SAIC to engage in the food distribution business. The amended Food Safety Law implemented a new administrative system of food industry, and the China Food and Drug Administration, or CFDA, became the authority in charge of supervision of all food-related business operations, including food production, food distribution and catering services, in China. The food distribution permit has a term of three years. On August 31, 2015, CFDA issued the Administrative Measures for Food Business Licensing, which, among others, requires an enterprise engaging in food business to obtain a food business operating permit. Moreover, according to the public announcement by CFDA in September 2015, the food distribution permits previously issued by local branches of SAIC will continue to be valid until expiration; but a food business operator holding a food distribution permit has to apply to the competent local branch of CFDA to replace such permit with a food business operating permit before it expires. The current food distribution permits held by Vipshop Information and Vipshop China are valid until July 2017 and November 2021, respectively.

Regulations on Software Products

        The Computer Software Copyright Registration Procedures, which were issued by the State Copyright Bureau on February 20, 2002 to further implement the Computer Software Protection Regulations promulgated by the State Council, as amended, apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2016, we registered 74 copyrights, including 55 software programs in China.

Regulations on Trademarks

        Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and subsequently amended in 2013. The Trademark Office under SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use. We have registered 555 trademarks in China and 180 trademarks overseas as of December 31, 2016.

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

        According to the PRC Trademark Law, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be imposed a fine; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder's damages, which will be equal to the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement, or the gains obtained by the infringing party if the losses are difficult to be ascertained. If both gains and losses are difficult to be ascertained, the damages may be determined by referring to the amount of royalties for the license of such trademarks, which will be one to three times of the royalties in the case of any serious infringement with malicious intent. If the gains, losses and royalties are all difficult to be ascertained, the court may render a judgment awarding damages no more than RMB3,000,000. Notwithstanding the above, if a distributor does not know that the goods it sells infringe another's registered trademark, it will not be liable for infringement provided that the seller shall prove that the goods are lawfully obtained and identify its supplier. We source our products from both domestic and international suppliers. Although we have adopted measures in the course of sourcing such products to ensure their authenticity and to minimize potential liability of infringing third parties' rights, we can provide no assurance that such measures are effective. In the event that counterfeit products or products that otherwise infringe third parties' rights are sold on our platforms, we could face infringement claims and might not be able to prove we should be exempted from liabilities. See "Item 3.D. Key Information—Risk Factors—Risks Relating to our Business and Industry—We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms."

Regulations on Domain Names

        The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT on November 5, 2004 and effective on December 20, 2004. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the CNNIC Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the "first to file" principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People's Court or initiate an arbitration procedure. We have registered vip.com, lefeng.com and other domain names.

Regulations on Foreign Currency Exchange

        The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, or the Foreign Exchange Regulations, as amended on August 5, 2008. Under the Foreign Exchange Regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of SAFE is obtained and prior registration with SAFE is made. Though there are restrictions on the convertibility of Renminbi for capital account transactions, which principally include investments and loans, we generally follow the regulations and apply to obtain the approval of SAFE and other relevant PRC government authorities. However, we may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our PRC affiliated entity may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of

Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by an FIE of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of an FIE settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE's approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. On April 8, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effect on the same date. Pursuant to SAFE Circular 16, FIEs (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such SAFE circulars could result in severe monetary or other penalties. Our ability to transfer to and use in China the net proceeds from our public offerings of equity securities may continue to be significantly limited.

Regulations on Dividend Distribution

        Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Vipshop China and Lefeng Shanghai, both of which are WFOEs incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of FIEs include the Foreign-Invested Enterprise Law, as amended on October 31, 2000 and September 3, 2016, and the Implementation Rules of the Foreign-Invested Enterprise Law, as amended on April 12, 2001 and on February 19, 2014.

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

Regulations on Offshore Financing

        On July 4, 2014, SAFE issued SAFE Circular 37 to replace SAFE Circular 75 that ceased to be effective on the same date. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities.

        Under SAFE Circular 37, (i) an "SPV" refers to an offshore entity directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents; (ii) "round trip investment" refers to the direct investment in China by such PRC residents through the "SPV," including, without limitation, establishing FIEs and using such FIEs to purchase or control onshore assets through contractual arrangements; and (iii) "control" is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 requires PRC residents to complete a foreign exchange registration of overseas investment with the competent local branches of SAFE before making capital contribution into an SPV. SAFE Circular 37 further requires filing of amendment to the registration in the event of any changes with respect to the SPV, including basic information changes such as changes in a PRC resident individual shareholder, name of SPV or operation period, and significant changes such as changes in the capital contributed by PRC residents, share transfer or exchange, merger, division or other material event. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. After SAFE Notice 13 becomes effective, application for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

        Moreover, any PRC subsidiary of such SPV is required to urge the PRC resident shareholders of the SPV to update their registration with qualified banks. If any PRC resident shareholder of the SPV fails to make the required registration or to update the previously filed registration, the PRC subsidiaries of the SPV may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV also may be prohibited from making additional capital contribution into its PRC subsidiaries.

        All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations and amendments with the local SAFE branch or qualified banks as required by SAFE Circular 37 by the end of 2016. Please see "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us."

Regulations on Stock Incentive Plans

        In December 2006, PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which became effective on February 1, 2007. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which became effective on February 1, 2007 and, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in employee share ownership plans or share option plans of an overseas publicly-listed company.

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

        Further, a notice concerning the individual income tax on earnings from employee share options jointly issued by MOF and SAT and its implementing rules, provide that domestic companies that implement employee share option programs shall (a) file the employee share option plans and other relevant documents to the PRC tax authorities having jurisdiction over them before implementing such employee share option plans; (b) file share option exercise notices and other relevant documents with the PRC tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies; and (c) withhold taxes from the PRC employees in connection with the PRC individual income tax. We have notified the relevant PRC tax authorities of our share incentive plans, and have also withheld and paid such taxes in connection with the PRC individual income tax.

Regulations on Tax

  PRC Enterprise Income Tax Law and Individual Income Tax Law

        The major PRC statutes governing EIT consist of the EIT Law promulgated by NPC on March 16, 2007, effective as of January 1, 2008 and amended on February 24, 2017, and its implementing rules promulgated by the State Council on December 6, 2007, effective as of January 1, 2008. Under the EIT Law, enterprises are classified as PRC resident enterprises and non-PRC resident enterprises. PRC resident enterprises typically pay an EIT at the rate of 25%. An enterprise established outside of China with its "de facto management bodies" located within China is considered a PRC "resident enterprise," meaning that it can be treated in a manner similar to a PRC domestic enterprise for EIT purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

        SAT issued SAT Circular 82 on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise's daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the "de facto management body" must follow the substance over form principle. In addition, SAT issued SAT Bulletin 45 on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

        Due to the short history of the EIT Law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals like us. We do not believe Vipshop Holdings or Vipshop HK meet all the criteria provided by the implementing rules. As holding companies incorporated outside China, neither Vipshop Holdings nor Vipshop HK is controlled by a PRC enterprise or PRC enterprise groups. Their key assets and records, including the resolutions of their respective boards of directors and the resolutions of their respective shareholders, are located and maintained outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC "resident enterprise" by the PRC tax authorities. Therefore, we do not believe Vipshop Holdings or Vipshop HK is a PRC "resident enterprise." If, however, the PRC tax authorities determine that Vipshop Holdings or Vipshop HK is a PRC "resident enterprise" for EIT purposes, we would be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC EIT reporting obligations. We are actively monitoring the possibility of PRC "resident enterprise" treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

        The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are "non-PRC resident enterprises," and gains derived by such investors, which (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The PRC State Council or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by SAT, or SAT Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Circular on How to Interpret and Recognize the "Beneficial Owner" in

Tax Treaties, or SAT Circular 601, issued on October 27, 2009 by SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5%. In August 2015, SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-PRC resident enterprises are not required to obtain pre-approval from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

        If we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within China, such dividends and gains earned by our non-PRC resident enterprise investors may be subject to EIT at a rate of 10% (or other applicable preferential tax rate if any such non-PRC resident enterprises' jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).

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

        In January 2009, SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-PRC Resident Enterprises, or the Non-PRC Resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-PRC resident enterprise shall be the relevant tax withholders for such non-PRC resident enterprise. Further, the Non-PRC Resident Enterprises Measures provides that in case of an equity transfer between two non-PRC resident enterprises which occurs outside China, the non-PRC resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-PRC resident enterprise. On April 30, 2009, MOF and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or SAT Circular 59. On December 10, 2009, SAT issued SAT Circular 698. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Under SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests of a PRC "resident enterprise" indirectly by disposition of the equity interests of an offshore holding company, and such offshore holding company is located in certain low tax jurisdictions, the non-PRC resident enterprise, being the transferor, must report to the competent tax authority of the PRC "resident enterprise" this Indirect Transfer.

        On February 3, 2015, SAT issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under

SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of an offshore intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

  PRC Value-Added Tax in Lieu of Business Tax (VAT Pilot Program)

        We conduct product promotional activities for certain brands on our Vipshop Online Platform. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, MOF and SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT, for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu Province in 2012. On May 24, 2013, MOF and SAT jointly issued the Circular on Tax Policies on the Nationwide Expansion of the Pilot Program for the Collection of Value-Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or SAT Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. On December 12, 2013, MOF and SAT promulgated the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax, or SAT Circular 106, replacing SAT Circular 37 and expanding the VAT Pilot Program to also cover railway transport industry and postal service industry nationwide as of January 1, 2014, in addition to those industries covered under SAT Circular 37. On April 29, 2014, MOF and SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax. On March 23, 2016, MOF and SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

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

        On October 28, 2010, NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. On January 19, 2017, the General Office of the State Council promulgated the Circular on Issuing the Pilot Program of Consolidating Maternity Insurance and Employees' Basic Medical Insurance, pursuant to which maternity insurance and basic medical insurance will be consolidated in certain pilot cities during the period of the pilot program. An employer must pay the social insurance for its employees in accordance with the rates provided under relevant regulations and must withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer's compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. We have not made adequate employee benefit payments as required under applicable PRC labor laws, but we have recorded accruals for the underpaid amounts in our consolidated financial statements. We believe it is not probable for us to be exposed to any PRC government penalties in relation to the under-paid amount of our employee benefits. However, our failure in making contributions to various employee benefit plans and complying with applicable PRC labor-related laws may still subject us to late payment penalties. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties."

C.
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

(7)
A subsidiary primarily engaged in supplier financing business.

(8)
We directly hold 75% of the equity interest in Lefeng.com Limited, a Cayman Islands company, and indirectly hold 5.5% of the equity interest in Lefeng.com Limited, on a fully diluted basis. Our indirect ownership in Lefeng.com Limited is through our ownership of 22% of equity interest in Ovation, which holds 25% of the equity interest in Lefeng.com Limited. Lefeng Shanghai is an indirectly wholly-owned subsidiary of Lefeng.com Limited.

        Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiaries, namely Vipshop China and Lefeng Shanghai, are WFOEs. As WFOEs, Vipshop China and Lefeng Shanghai are restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, we conduct our operations partly through Vipshop Information and Lefeng Information, our consolidated affiliated entities in China. Vipshop Information operates our vip.com website and holds the licenses necessary to conduct our Internet-related operations in China. Lefeng Information, a new consolidated affiliated entity we formed in mid-2014, currently carries out minimal online retail services. Lefeng Information is in the process of applying for an EDI License.

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

        We face risks with respect to the contractual arrangements with our consolidated affiliated entities and their shareholders. If our consolidated affiliated entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements that give us effective control over the consolidated affiliated entities may be limited. If we are unable to maintain effective control over our consolidated affiliated entities, we would not be able to continue to consolidate their financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements with our consolidated affiliated entities, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2014, 2015 and 2016, our subsidiaries contributed in aggregate approximately 18.74%, 81.62% and 90.28%, respectively, of our total consolidated net revenues, exclusive of revenues derived from our consolidated affiliated entities. As of December 31, 2014, 2015, and 2016, our holding company and our subsidiaries accounted for an aggregate of 67.36%, 76.67% and 86.46%, respectively, of our consolidated total assets (excluding assets attributable to transactions with our consolidated affiliated entities). For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see "Item 4.B. Information on the Company—Business Overview—Regulation." For a detailed description of the risks associated with our corporate structure, see "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry."

Contractual Arrangements Relating to Vipshop Information

        The following is a summary of the material provisions of the agreements among our wholly-owned PRC subsidiary Vipshop China, our consolidated affiliated entity, Vipshop Information and the shareholders of Vipshop Information.

Agreements that Provide Us Effective Control over Vipshop Information

        Equity Interest Pledge Agreement.    Under the amended and restated pledge agreement among Vipshop China, Vipshop Information and its shareholders, the shareholders of Vipshop Information pledged all of their equity interests in Vipshop Information to Vipshop China to guarantee Vipshop Information's performance of its obligations under the exclusive business cooperation agreement. If any event of default as provided for therein occurs, including the failure by Vipshop Information to perform its contractual obligations under the exclusive business cooperation agreement, Vipshop China, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Without Vipshop China's prior written consent, shareholders of Vipshop Information shall not transfer or otherwise dispose of, or create or allow the creation of any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain in full force and effect until all of the obligations of Vipshop Information under the exclusive business cooperation agreement have been duly performed or terminated. We have completed registering the pledge of the equity interests in Vipshop Information with the local branch of SAIC.

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

Agreements that Transfer Economic Benefits to Us

        Exclusive Business Cooperation Agreement.    Under the amended and restated exclusive business cooperation agreement between Vipshop China and Vipshop Information, Vipshop Information agrees to engage Vipshop China as its exclusive provider of technical, consulting and other services in relation to its business operations. In consideration of such services, Vipshop Information will pay to Vipshop China service fees which amount to all of Vipshop Information's net income. The service fees may be adjusted at Vipshop China's sole discretion based on the services rendered and the operational needs of Vipshop Information. Vipshop Information contributed approximately 81.26%, 18.38% and 9.72%, respectively, of our total consolidated net revenues in the years ended December 31, 2014, 2015 and 2016. Vipshop China shall exclusively own any intellectual property arising from the performance of this agreement. The term of this agreement is ten years from the execution date of October 8, 2011 and may be extended for a period to be determined by Vipshop China. Vipshop China may terminate this agreement at any time by giving 30 days' prior written notice. Vipshop Information has no right to terminate this agreement unless Vipshop China commits gross negligence or fraud.

        In October 2012, we effected a transfer of 10.4% of equity interest of Vipshop Information from Mr. Jacky Xu to Mr. Eric Ya Shen, our co-founder, chief executive officer and an existing shareholder of Vipshop Information, and amended the original contractual arrangements we had with Mr. Eric Ya Shen to reflect this transfer. In August 2015, we effected a transfer of 11.6% of equity interest of Vipshop Information from Mr. Bin Wu to Mr. Eric Ya Shen, a transfer of 10.4% of equity interest of Vipshop Information from Mr. Xing Peng to Mr. Eric Ya Shen and a concurrent capital increase of Vipshop Information from RMB24.5 million to RMB274.5 million as contributed by Mr. Eric Ya Shen, and further amended the contractual arrangements we had with Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong to reflect this transfer. In December, 2015, we effected a capital increase of Vipshop Information from RMB274.5 million to RMB824.5 million as subscribed for by Mr. Eric Ya Shen, and further amended the contractual arrangements we had with Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong to reflect this transaction. As of December 31, 2016, shareholders of Vipshop Information include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 99.2% and 0.8% of the total equity interests in Vipshop Information, respectively.

        We also have another set of contractual arrangements among our wholly-owned Lefeng Shanghai, Lefeng Information, and shareholders of Lefeng Information, under which Lefeng Shanghai is the primary beneficiary of Lefeng Information and we consolidate Lefeng Information through Lefeng Shanghai. The contractual arrangements thereunder are substantially similar to the set with Vipshop Information described above.

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

        We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our online commerce and the distribution of Internet content in China do not comply with relevant PRC government restrictions on foreign investment in value-added telecommunication, we could be subject to severe penalties, including being prohibited from continuing operations. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of Internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform." and "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

D.
Property, Plants and Equipment

        We are headquartered in Guangzhou and have approximately 72,000 square meters of office space, data centers, studio and customer service center. In the second half of 2015, we purchased land in Pazhou, Guangzhou for our new office headquarters, and started construction in 2016. We anticipate completion in the next two to three years. We also made deposits for the purchase of new office space in Shanghai in the fourth quarter of 2015.

        As of December 31, 2016, we have approximately 2.0 million square meters of warehouse space, of which approximately 1.2 million square meters of warehouse space is owned by our company. Additionally, we have over 300,000 square meters of leased premises for transit stations and distribution stations, as we have been building out our last mile capability. We lease our premises under operating lease agreements from unrelated third parties. A summary of our owned and leased properties as of December 31, 2016 is shown below:

Location/Business	Space	Usage of Property
	(in square meters)
Guangzhou	40,664	Office space, data center, studio and customer service center
Beijing	2,964	Office space
Shanghai	28,045	Office space and data center
Hangzhou	327	Office space
Sub-total	72,000
Zhaoqing and Foshan	410,450	Logistics center
Tianjin	262,531	Logistics center
Jianyang	256,468	Logistics center
Kunshan	212,854	Logistics center
Ezhou	664,650	Logistics center
Local distribution centers	81,895	Logistics center
Cross-border business	94,335	Logistics center
Sub-total	1,983,183

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

A.
Operating Results

        We began our operations in August 2008 and have grown significantly since then. In 2014, 2015 and 2016, we fulfilled approximately 118.0 million, 193.1 million and 269.8 million customer orders, respectively, and we generated total net revenues of RMB23.13 billion, RMB40.20 billion and RMB56.59 billion (US$8.15 billion), respectively. In 2014, 2015 and 2016, we generated net income of RMB752.6 million, RMB1.51 billion and RMB1.99 billion (US$287.0 million), respectively. Our net income in 2014, 2015 and 2016 reflected non-cash share-based compensation expenses in an aggregate amount of RMB225.5 million, RMB302.9 million and RMB475.7 million (US$68.5 million), respectively.

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

Net Revenues

        We derive revenues primarily from the sale of products offered on our Vipshop Online Platform. Generally, we offer our customers an unconditional right of returning products purchased for a period of seven days upon receipt of products via vip.com and lefeng.com. The associated revenues are recognized when the return period expires. Our net revenues are recorded net of VAT and related surcharges.

        The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the year ended December 31,
	2014	2015	2016
Total net revenue (RMB in thousands)	23,129,313	40,203,212	56,591,302
Active customers (in thousands)	24,289	36,588	52,100
Average net revenues per active customer (RMB)	952	1,099	1,086
Total orders (in thousands)	118,046	193,079	269,800
Average orders per active customer	4.9	5.3	5.2

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

	For the year ended December 31,
	2014		2015		2016
	RMB'000%		RMB'000%		RMB'000	US$'000%
Fulfillment expenses	2,268,949	9.8	3,667,031	9.1	4,904,526	706,399	8.7
Marketing expenses	1,164,149	5.0	2,089,348	5.2	2,837,680	408,711	5.0
Technology and content expenses	670,998	2.9	1,076,520	2.7	1,563,582	225,203	2.8
General and administrative expenses	967,463	4.2	1,301,472	3.2	1,941,146	279,583	3.4

Total operating expenses	5,071,559	21.9	8,134,371	20.2	11,246,934	1,619,896	19.9

        Fulfillment expenses.    Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses and logistics center rental expenses, as well as compensation and benefits of our logistics staff. Our shipping and handling expenses amounted to RMB1.17 billion, RMB1.71 billion and RMB2.58 billion (US$371.6 million) in 2014, 2015 and 2016, respectively. Historically, we primarily relied on our regional logistics hub in Guangdong Province in Southern China for our fulfillment services. In September and November 2011, September 2013, and November 2014, we started operating our new logistics hubs in Jiangsu Province in Eastern China, Sichuan Province in Western China, Tianjin in Northern China, and Hubei Province in Central China, respectively, to enhance our fulfillment capacity. Throughout 2012 to 2016, we were able to fully utilize the regional logistics hubs. By utilizing these regional logistics hubs, we were able to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies. This shift to regional delivery companies reduced our shipping and handling expense per order and partially offset the increase in fulfillment expenses. We expect to continue to invest in our logistics network and warehousing capacity to support our long-term growth. We expect our fulfillment expenses to continue to increase in absolute amount as a result of our continued business growth and continue to constitute one of the largest components of our operating expenses.

        Marketing expenses.    Marketing expenses primarily represent advertising expenses incurred in connection with our brand promotional activities, as well as compensation and benefits of our marketing staff. Historically, we have benefited from viral marketing resulting from word-of-mouth referrals from our customers who often expressed their excitement on social media platforms regarding their purchases on our platform. As we enhance our brand awareness by engaging in additional brand promotional activities, we expect our marketing expenses to increase in the foreseeable future.

        Technology and content expenses.    Technology and content expenses primarily consist of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our platform, including model fees and professional photography expenses. As we continue to expand our IT capabilities to support our anticipated growth, we expect our technology and content expenses to continue to increase in the foreseeable future.

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

Hong Kong

        Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements for the year ended December 31, 2014, as our Hong Kong subsidiary had not generated any assessable income prior to the year ended December 31, 2015. Hong Kong income tax was provided in our consolidated financial statements for the years ended December 31, 2015 and 2016, as our Hong Kong subsidiary generated assessable income in 2015 and 2016.

PRC

        Our PRC subsidiaries and consolidated affiliated entities are companies incorporated under PRC law and, as such, are subject to EIT on their taxable income in accordance with the relevant PRC income tax laws. Under the EIT Law and its implementation rules, both of which became effective on January 1, 2008, a uniform 25% EIT rate is generally applicable to both FIEs and domestic enterprises, unless they qualify for certain exceptions. Our subsidiaries and the consolidated affiliated entities in the PRC are all subject to the EIT rate of 25% for the periods presented, except for Vipshop (Jianyang) E-Commerce Co., Ltd., or Vipshop Jianyang, Chongqing Vipshop E-Commerce Co., Ltd., Vipshop Chongqing, Vipshop (Zhuhai) E-Commerce Co., Ltd., or Vipshop Zhuhai, and Pinwei Software that enjoyed the following preferential tax treatment. Vipshop Jianyang and Vipshop Chongqing each was classified as a "domestically-owned enterprise in western regions in an industry sector encouraged by the PRC government." Vipshop Jianyang and Vipshop Chongqing obtained final approvals from the respective PRC tax authorities to enjoy a preferential EIT rate of 15% for the periods from February 22, 2012 to December 31, 2020 and from September 16, 2014 to December 31, 2020, respectively. The term "domestically-owned enterprise in western regions in an industry sector encouraged by the PRC government" as used herein refers to any enterprise with its primary business falling into the scopes of the encouraged industries stipulated in the existing related policies, including Industrial Restructuring Guidance Catalogue (2013 Revision), Catalogue for the Guidance of Foreign Investment Industries (2015 Revision), and Catalogues of Foreign-invested Advantage Industries in Central-Western Areas (2017 Revision), and the annual primary business revenue of which accounts for more than 70% of the total enterprise revenue. Vipshop Zhuhai is a company registered in Hengqin New Area whose main business falls within the preferential EIT catalogue of Hengqin New Area in Zhuhai and whose revenue derived from its main business accounts for more than 70% of its total revenue. Vipshop Zhuhai was classified as a domestically-owned enterprise in Hengqin New Area,

Zhuhai in an encouraged industry sector, and was approved by the PRC tax authorities to enjoy a preferential EIT rate of 15% from January 1, 2016 to December 31, 2016. If Vipshop Zhuhai continues to meet the relevant requirements, it may be eligible for the preferential EIT rate for the following years until December 31, 2020. Pinwei Software was qualified as a high and new technology enterprise and enjoyed a preferential EIT rate of 15% for the period from January 1, 2015 to December 31, 2016.

        We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2014, 2015 and 2016, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties related to income tax matters, if any, in income tax expense.

        Under the EIT Law and its implementation rules, dividends from Vipshop China are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding arrangement.

        Under the EIT Law, an enterprise established outside of China with "de facto management bodies" within China is considered a PRC resident enterprise and will be subject to EIT at the rate of 25% on its global income. The implementation rules define the term "de facto management bodies" as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. SAT issued SAT Circular 82 on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. SAT Circular 82 further clarifies that the identification of the "de facto management body" must follow the substance over form principle. In addition, SAT issued SAT Bulletin 45 on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of China constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—it is unclear whether we will be considered a PRC 'resident enterprise' under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC 'resident enterprise' status, our global income may be subject to the 25% EIT, which could materially and adversely affect our results of operations." However, even if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, we do not expect any material change in our net current tax payable balance and the net deferred tax balance as these entities were in accumulated loss positions for the year ended December 31, 2014 and started to generate assessable income in 2015.

        The amount of tax loss carry forwards of our PRC subsidiaries and consolidated affiliated entity was RMB273.0 million, RMB238.6 million and RMB702.7 million (US$101.2 million) as of December 31, 2014, 2015 and 2016, respectively. We have provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2014, 2015 and 2016, respectively, as our management is not able to conclude that the future realization of some of such net operating loss carry forwards is more likely than not.

        Pursuant to SAT Circular 698, issued by SAT on December 10, 2009, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an offshore holding company, and such offshore holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the foreign investor shall report this Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority concludes that the foreign investor has adopted an "abusive arrangement" in order to avoid PRC tax, it may disregard the existence of the offshore holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective from January 1, 2008. On March 28, 2011, SAT released the SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to SAT Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term "effective tax rate" refers to the effective tax rate on the gains derived from disposition of the equity interests of an offshore holding company; and the term "does not impose income tax" refers to the cases where the gain derived from disposition of the equity interests of an offshore holding company is not subject to income tax in the country or region where the offshore holding company is a resident. On February 3, 2015, SAT issued SAT Public Notice 7, which superseded the rules with respect to the Indirect Transfer under SAT Circular 698, but did not touch upon the other provisions of SAT Circular 698. SAT Public Notice 7 introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. Under SAT Public Notice 7, where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authorities. Using a "substance over form" principle, the PRC tax authorities may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non PRC holding companies."

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

        We also conduct product promotional activities for certain brands on our platform. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, MOF and SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province, in 2012. On May 24, 2013, MOF and SAT jointly issued SAT Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. On December 12, 2013, MOF and SAT promulgated SAT Circular 106, which replaced SAT Circular 37 and expanded the VAT Pilot Program to also cover railway transport industry and postal service industry nationwide as of January 1, 2014, in addition to those industries covered under SAT Circular 37. On April 29, 2014, MOF and SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax. On March 23, 2016, MOF and SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

        As of December 31, 2014, 2015, and 2016, we had VAT receivable of approximately RMB362.2 million, RMB473.9 million and RMB555.9 million (US$80.1 million), respectively. VAT receivable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB345.8 million, RMB289.6 million and RMB258.2 million (US$37.2 million), as of December 31, 2014, 2015 and 2016, respectively, included as other tax payable. We do not net off VAT receivable and payable from different entities within our group companies.

        For more information on PRC tax regulations, see "Item 4.B. Information on the Company—Regulation—Regulations on Tax" and "Item 10.E. Additional Information—Taxation—People's Republic of China Taxation."

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

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Significant accounting estimates reflected in our financial statements include inventory write-down, valuation of goodwill and intangible assets acquired in the business acquisitions and acquisition of significant equity affiliates both on the acquisition dates and as of year-end for impairment assessments, valuation of significant other investments impairment assessment and valuation of receivables from customer financing. Changes in facts and circumstances may result in revised estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

        We recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured. We utilize delivery service providers to deliver goods to our customers directly from our own warehouses. We estimate and defer revenue and the related product costs that are in-transit to the customer, which generally took about two days in 2015 and 2016. The delivery day estimate was determined based on the average delivery days for sales made during the last month of the reporting period, derived from customer locations and delivery reports. A one-day change in the estimated good in-transit period would result in an increase or decrease of RMB194.5 million (US$28.0 million) to our total net revenues in 2016.

        We offer our customers an unconditional right of return for a period of seven days on sales from our platforms upon receipt of products. We defer sales revenue from vip.com portals until the return period expires as we cannot reasonably estimate the amount of expected returns. We recognize sales revenue from lefeng.com portals when products are delivered to customers because historical returns on sales from lefeng.com are insignificant.

        Revenue was recorded on a gross basis, net of surcharges and VAT of gross sales. Surcharges are sales related taxes representing the city maintenance and construction tax and education surtax. We have evaluated whether it is appropriate to record the gross amount of product sales and related costs or net amount earned as revenue. We recorded revenue on a gross basis because we have the following indicators for gross reporting: we are the primary obligor of the sales arrangements; we are subject to inventory risks of physical loss; we have latitude in establishing prices and discretion in selecting suppliers; and we assume credit risks on receivables from customers. We retain some general inventory risks despite our arrangements to return goods to some vendors within limited time periods. We generally have the right to return unsold items within a period after the end of a sales event. We typically pay for the purchase order in installments with the last installment paid upon full settlement of the unsold items or returned products we receive from customers. For some products, such as certain sporting goods, which we do not have the right to return the unsold products to the brand partners, we have been able to utilize our strong marketing expertise regarding customer preferences to achieve quick inventory turnover. On an overall basis, most of these above indicators support gross reporting.

        We also provide logistics services to our customers, the revenue from which is recognized upon the completion of the performance of services.

Discount coupons and membership reward program

        We voluntarily provide discount coupons through certain cooperative websites or through public distributions during our marketing activities. These coupons are not related to prior purchases, and can only be utilized in conjunction with subsequent purchases on our platform. These discount coupons are recorded as reduction of revenues at the time of use.

        Prior to 2015, we had a membership reward program wherein our customers earn one point for each Renminbi spent on our Vipshop Online Platform. Membership reward points can be either exchanged into coupons to be used in connection with subsequent purchases, or exchanged into free gifts. The expiry dates of these reward points vary based on different individual promotional programs, while the coupons expire three months after redemption. We accrued liabilities for the estimated value of the points earned and expected to be redeemed, which are based on all outstanding reward points related to prior purchases at the end of each reporting period prior to 2014, as we did not have sufficient historical data to reasonably estimate the usage rate of these reward points. Starting from 2014, we derecognize the deferred revenue liability and recognize revenue based on an estimated breakage rate as we have sufficient historical data to reasonably estimate the usage rate of these reward points. All reward points expired as of December 31, 2015.

        On January 1, 2015, we introduced a new membership reward program, or the 2015 Reward Program, under which we grant Weipin Coin to customers when they purchase goods from vip.com portals, with up to two Weipin Coins granted for two Renminbi spent on purchases, depending on the applicable membership class. Weipin Coin can either be redeemed into coupons to be applied on subsequent purchases, or directly offset against payments for subsequent purchases. We accrued liabilities for the estimated value of the Weipin Coins released for redemption, which was based on all outstanding reward points related to prior purchases at the end of each reporting period, as we do not have sufficient historical data to reasonably estimate the usage rate of these new reward points.

        These liabilities reflect our management's best estimate of the cost of future redemptions. As of December 31, 2014, 2015 and 2016, we recorded deferred revenue related to reward points earned from prior purchases of RMB171.2 million, RMB87.0 million and RMB117.6 million (US$16.9 million), respectively.

        We do not charge any membership fees to our registered members. New members who register on our Vipshop Online Platform or existing members who introduce new members to us are granted free Weipin Coins, which can be used to offset against payments for future purchases. These Weipin Coins are not related to prior purchases and are recorded as reduction of revenues at the time of use.

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

Inventory write-down

        Inventory is stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. We take ownership, risks and rewards of the products purchased from brand partners but have the right to return unsold products to certain brand partners. Adjustments are recorded to write down the cost of inventory to the estimated market value for slow-moving merchandise and damaged goods. The amount of write down is also dependent upon factors such as whether the goods are returnable to vendors, inventory aging, historical and forecasted consumer demand, and promotional environment.

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

Accounts receivable from customer financing business

        Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. We establish an allowance for uncollectible accounts receivable based on our best estimates of the losses inherent in the outstanding portfolio of customer financing, after considering our historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when we have determined the balance will not be collected.

        Judgement is required to determine the allowance amounts by reference to the aging analysis by past due date and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimates of the losses inherent in the outstanding portfolio of loans. We recorded the allowance for the uncollectible accounts receivable in the amount of nil and RMB43.6 million (US$6.3 million) in relation to receivables from customer financing business as of December 31, 2015 and 2016. If the conditions underlying these estimates change significantly in the future, the amount of the allowance for doubtful accounts will also change accordingly.

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

        Application of a goodwill impairment test requires significant management judgment, including identifying reporting units, assigning assets, liabilities and goodwill to each reporting unit, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding our lefeng.com and logistics component reporting unit's future operating performance are revenue growth rates, costs of goods and operating expenses growth rates, discount rates and terminal values. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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

        In 2016, we conducted the qualitative impairment test to compare the carrying value of the reporting units, including assigned goodwill, to its respective fair value. Based on the qualitative impairment assessment, we determined that it is more likely than not the fair values of the reporting units tested exceeded their carrying amounts and, therefore, quantitative impairment test for goodwill was not required. We concluded that goodwill was not impaired as of December 31, 2016.

Recent Accounting Pronouncements

  ASU 2014-09

        In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting guidance also requires additional disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 can be adopted using one of the two retrospective application methods. In August 2015, FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date," which defers the effective date of ASU 2014-09 by one year, to fiscal years beginning after December 15, 2017, and interim periods therein.

        Additionally, FASB issued various updates affecting the guidance in ASU 2014-09, with the same effective dates and transition requirements as those in ASC Topic 606 above. In March 2016, FASB issued an amendment to the standard, ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations." Under the amendment, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (as an agent). We currently expect to adopt ASU 2014-09 and ASU 2016-08 and related topics in our first quarter of 2018, and are evaluating which transition approach to use. In April 2016, FASB issued ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing," to clarify identifying performance obligations and the licensing implementation guidance retaining to related principles for those areas. In May 2016, FASB issued ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." This update addresses narrow-scope improvements to the guidance on collectability, noncash consideration and completed contracts at transition. The update provides a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. Then, in December 2016, FASB issued ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers." The updates in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements. We plan to adopt this ASU in the first quarter of 2018.

  ASU-2015-17

        In November 2015, FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes," which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. We will apply the guidance prospectively upon its effective date. We anticipate that the deferred tax assets and deferred tax liabilities will be classified as noncurrent upon the adoption of this guidance.

  ASU 2016-01

        In January 2016, FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The guidance should be applied prospectively upon its effective date. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements, but we do not anticipate such impact to be significant.

  ASU 2016-02

        In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors' accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements, and anticipate that it will have an impact on the assets and liabilities on the consolidated financial statements.

  ASU 2016-07

        In March 2016, FASB issued ASU 2016-07, "Investment—Equity Method and Joint Ventures," which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. We do not anticipate that the adoption of ASU 2016-07 will have a material impact on the consolidated financial statements.

  ASU 2016-09

        In March 2016, FASB issued ASU 2016-09, "Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-based Payment Accounting," which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. We will need to conduct a detailed review before we can determine if the adoption of this ASU will have a material impact on our consolidated financial results or disclosures. The guidance should be applied prospectively upon its effective date. We do not anticipate that the adoption of ASU 2016-09 will have a material impact on the consolidated financial statements.

  ASU 2016-13

        In June, 2016, FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We will apply the amendments in this guidance through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

  ASU 2016-15

        In August 2016, FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230)." The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update further requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. This guidance will be adopted retrospectively to all periods presented. We do not anticipate that the adoption of ASU 2016-15 will have a material impact on the consolidated financial statements.

  ASU 2016-16

        In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740)." U.S. GAAP currently prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods. This guidance will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not anticipate that the adoption of ASU 2016-16 will have a material impact on the consolidated financial statements.

  ASU 2016-17

        In October, 2016, FASB issued ASU 2016-17, "Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control," which amends the guidance in U.S. GAAP on related parties that are under common control. Specifically, the new ASU requires that a single decision maker consider indirect interests held by related parties under common control on a proportionate basis in a manner consistent with its evaluation of indirect interests held through other related parties. That is, the single decision maker does not consider indirect interests held through related parties as equivalent to direct interests in determining whether it meets the economics criterion to be a primary beneficiary. The ASU does not change the need for a single decision that has determined that it individually does not meet the criterion to be a primary beneficiary to then evaluate whether the related-party group meets these conditions and, if so, to determine whether the single decision maker is the party most closely associated with the variable interest entity in the related-party group. The guidance in ASU 2016-17 is effective for annual periods beginning on or after December 15, 2016, including interim and annual periods. Entities that have not yet adopted ASU 2015-02 are required to adopt the guidance in ASU 2016-17 at the same time they adopt the amendments in ASU 2015-02. We will need to conduct a detailed review before we can determine if the adoption of this ASU will have a material impact on our consolidated financial results or disclosures.

  ASU 2017-01

        In January 2017, FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business." The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The guidance should be applied prospectively upon its effective date. Any impact of ASU 2017-01 on the consolidated financial statements will depend on any future acquisitions.

  ASU 2017-04

        In January 2017, FASB issued ASU 2017-04, "Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment." The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The guidance should be applied prospectively upon its effective date. We do not anticipate that the adoption of ASU 2017-04 will have a material impact on the consolidated financial statements.

Inflation

        Inflation in China has not historically materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 in China were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the year ended December 31,
	2014		2015		2016
	RMB'000%		RMB'000%		RMB'000	US$'000%
Product revenues	22,685,111	98.1	39,409,961	98.0	55,281,900	7,962,250	97.7
Other revenues	444,202	1.9	793,251	2.0	1,309,402	188,593	2.3

Total net revenues	23,129,313	100.0	40,203,212	100.0	56,591,302	8,150,843	100.0
Cost of goods sold(1)	(17,378,044)	(75.1)	(30,306,723)	(75.4)	(42,994,688)	(6,192,523)	(76.0)

Gross profit	5,751,269	24.9	9,896,489	24.6	13,596,614	1,958,320	24.0
Operating expenses(2)
Fulfillment expenses(3)	(2,268,949)	(9.8)	(3,667,031)	(9.1)	(4,904,526)	(706,399)	(8.7)
Marketing expenses	(1,164,149)	(5.0)	(2,089,348)	(5.2)	(2,837,680)	(408,711)	(5.0)
Technology and content expenses	(670,998)	(2.9)	(1,076,520)	(2.7)	(1,563,582)	(225,203)	(2.8)
General and administrative expenses	(967,463)	(4.2)	(1,301,472)	(3.2)	(1,941,146)	(279,583)	(3.4)

Total operating expenses	(5,071,559)	(21.9)	(8,134,371)	(20.2)	(11,246,934)	(1,619,896)	(19.9)
Other income	153,977	0.6	308,431	0.8	358,029	51,567	0.6

Income from operations	833,687	3.6	2,070,549	5.2	2,707,709	389,991	4.8
Other non-operating income	20,300	0.1	—	—	—	—	—
Impairment loss of investments	(6,166)	(0.0)	(99,749)	(0.3)	(114,574)	(16,502)	(0.2)
Interest expense	(75,249)	(0.3)	(85,762)	(0.2)	(85,195)	(12,271)	(0.2)
Interest income	288,622	1.2	267,208	0.7	107,044	15,418	0.2
Exchange gain (loss)	(853)	(0.0)	(101,726)	(0.3)	51,100	7,360	0.1

Income before income tax and share of loss of affiliates	1,060,341	4.6	2,050,520	5.1	2,666,084	383,996	4.7
Income tax expense	(245,032)	(1.0)	(457,745)	(1.1)	(601,828)	(86,681)	(1.1)
Share of loss of affiliates	(62,716)	(0.3)	(84,063)	(0.2)	(71,489)	(10,297)	(0.1)

Net income	752,593	3.3	1,508,712	3.8	1,992,767	287,018	3.5
Net loss attributable to non-controlling interests	(88,693)	(0.3)	(80,953)	(0.2)	(44,050)	(6,345)	(0.1)
Net income attributable to ordinary shareholders	841,286	3.6	1,589,665	4.0	2,036,817	293,363	3.6

(1)
Excluding shipping and handling expenses, and including inventory write down which amounted to RMB218.1 million, RMB293.9 million and RMB303.2 million (US$43.7 million) in the years ended December 31, 2014, 2015 and 2016, respectively.

(2)
Including share-based compensation expenses as set forth below:

	For the year ended December 31,
	2014	2015	2016
	RMB'000	RMB'000	RMB'000	US$'000
Allocation of share-based compensation expenses*
Fulfillment expenses	(10,822)	(18,665)	(38,428)	(5,535)
Marketing expenses	(17,293)	(19,938)	(38,459)	(5,539)
Technology and content expenses	(103,160)	(126,274)	(183,122)	(26,375)
General and administrative expenses	(94,219)	(138,064)	(215,644)	(31,059)

Total	(225,494)	(302,941)	(475,653)	(68,508)

*
The share-based compensation expenses for 2014 included RMB225.5 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and consultants. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB29.4 million and RMB598.2 million, and were expected to be recognized over a weighted-average period of 1.34 years and 3.20 years on a straight-line basis as of December 31, 2014, respectively. The share-based compensation expenses for 2015 included RMB302.9 million (US$46.8 million) share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors and employees. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB6.9 million (US$1.1 million) and RMB914.0 million (US$141.1 million), and were expected to be recognized over a weighted-average period of 1.02 years and 2.97 years on a straight-line basis as of December 31, 2015, respectively. The share-based compensation expenses for 2016 included RMB475.7 million (US$68.5 million) share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors and employees. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB243 thousand (US$35 thousand) and RMB1.24 billion (US$178.3 million), and were expected to be recognized over a weighted-average period of 0.25 years and 4 years on a straight-line basis as of December 31, 2016, respectively. See "Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Share-based compensation" for details.
(3)
Including shipping and handling expenses, which amounted to RMB1.17 billion, RMB1.71 billion and RMB2.58 billion (US$371.5 million) in the years ended December 31, 2014, 2015 and 2016, respectively.

Comparison of 2015 and 2016

        Net Revenues.    Our total net revenues increased from RMB40.20 billion in 2015 to RMB56.59 billion (US$8.15 billion) in 2016, primarily attributable to the increase in the number of active customers and total orders. The number of our active customers increased significantly from 36.6 million in 2015 to 52.1 million in 2016. The number of our total orders increased from 193.1 million in 2015 to 269.8 million in 2016, mainly due to the increase in the number of active customers during the period. The increase was primarily due to overall growth in the industry, our further optimized product selection and enhancement of our warehousing capabilities and merchandising and IT infrastructures. Through our five regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2016. 93.6% of the total orders we fulfilled in 2016 were placed by repeat customers, as compared to 93.9% in 2015.

        Cost of Goods Sold.    Our cost of goods sold increased from RMB30.31 billion in 2015 to RMB42.99 billion (US$6.19 billion) in 2016, primarily attributable to the significant increase in products procured from our brand partners in line with our significantly higher sales volume.

        We recorded RMB293.9 million and RMB303.2 million (US$43.7 million) in inventory write-downs in 2015 and 2016, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 1.0% in 2015 and 0.7% in 2016. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. The increase in write-downs from 2015 to 2016 was as a result of an increase in special sales promotion events in 2016 compared to 2015 due to more intensive competition in the market, as special sales promotions are more likely to result in write-downs due to the significant discounts offered. The primary reason for the decrease in percentage of costs of goods sold was the significant increase in our sales volume.

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

        Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased from RMB9.90 billion in 2015 to RMB13.60 billion (US$1.96 billion) in 2016. Our gross margin decreased from 24.6% in 2015 to 24.0% in 2016, primarily due to the increasing promotional activities and sales to drive growth of users and orders via our platform.

        Operating Expenses.    Our operating expenses increased from RMB8.13 billion in 2015 to RMB11.25 billion (US$1.62 billion) in 2016, primarily due to the following factors:

  •
  Fulfillment expenses.  Our fulfillment expenses increased from RMB3.67 billion in 2015 to RMB4.90 billion (US$706.4 million) in 2016. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB1.71 billion in 2015 to RMB2.58 billion (US$371.6 million) in 2016. These increases were primarily attributable to the significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits and increase in rental expenses and depreciation expenses in connection with our expanded warehouse facilities. In 2016, we fulfilled over 269.8 million customer orders, as compared to 193.1 million customer orders in 2015. Our fulfillment expenses as a percentage of our total net revenues decreased from 9.1% in 2015 to 8.7% in 2016, primarily due to scale effect associated with the rapid growth in total net revenues and improved efficiency of regional warehouses. Throughout 2016, we continued to utilize the regional logistics hubs in Guangdong Province, Jiangsu Province, Sichuan Province, Tianjin, and Hubei Province. In addition, our regional logistics hubs enabled us to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies.

  •
  Marketing expenses.  Our marketing expenses increased from RMB2.09 billion in 2015 to RMB2.84 billion (US$408.7 million) in 2016, primarily attributable to our increased marketing and brand promotion activities. On the other hand, our marketing expenses as a percentage of our total net revenues slightly decreased from 5.2% in 2015 to 5.0% in 2016, primarily attributable to our strategic balance between promotional activities and sales with our broader marketing efforts.

  •
  Technology and content expenses.  Our technology and content expenses increased from RMB1.08 billion in 2015 to RMB1.56 billion (US$225.2 million) in 2016, primarily attributable to the headcount increase of our IT personnel in connection with our expansion of IT capacities and increased compensation and benefit. Our technology and content expenses also slightly increased from 2.7% to 2.8% as a percentage of our total net revenues during the same period, primarily due to our continuing efforts to invest in human capital, advanced technologies such as data analytics as well as new business opportunities including those in the Internet finance sector.

  •
  General and administrative expenses.  Our general and administrative expenses increased from RMB1.30 billion in 2015 to RMB1.94 billion (US$279.6 million) in 2016 due to the increased scale of our business. Our general and administrative expenses as a percentage of our total net revenues also slightly increased from 3.2% to 3.4% during the same period, primarily due to the build-out of our Internet finance team.

        Other Income.    Our other income amounted to RMB358.0 million (US$51.6 million) in 2016, as compared to RMB308.4 million in 2015. Our other income in 2016 was primarily due to income derived from providing ancillary services to our suppliers, government grants and tax rebates.

        Impairment Loss of Investments.    We incurred RMB114.6 million (US$16.5 million) impairment loss of investments in 2016, as compared to RMB99.7 million in 2015, which was primarily due to the loss of an available-for-sale investee and the loss of a cost method investee. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Certain of our investments are in development stage companies whose success depends on factors including the ability of the investee companies to raise additional funds in financial markets that can be volatile and other key business factors, any of which may impact our ability to recover the investment. The other than temporary impairment recorded in 2016 in the amounts of RMB48.6 million (US$7.0 million) on the available-for-sale investments was due to liquidation in relation to the main operation of an available-for-sale investee. The other than temporary impairment recorded in 2016 in the amounts of RMB65.9 million (US$9.5 million) on the cost method investments was due to sustained depression of a cost method investee's expected result of operations.

        Interest Expense.    We incurred RMB85.2 million (US$12.3 million) interest expenses in 2016, as compared to RMB85.8 million in 2015 primarily as a result of the 2014 offering in connection with the 1.50% convertible senior notes due 2019.

        Interest Income.    Our interest income decreased from RMB267.2 million in 2015 to RMB107.0 million (US$15.4 million) in 2016 primarily due to the decrease of interest bearing investments, such as the short-term deposits and held-to-maturity securities in the banks.

        Share of Loss of Affiliates.    Our share of loss of affiliates decreased from RMB84.1 million in 2015 to RMB71.5 million (US$10.3 million) in 2016, which was primarily due to our share of losses of equity interest in Ovation, and the amortization adjustment of basis difference between our investment cost and underlying equity in net assets of Ovation from the date of acquisition in February 2014.

        Net Income.    As a result of the foregoing, we recorded a net income of RMB1.99 billion (US$287.0 million) in 2016 as compared to a net income of RMB1.51 billion in 2015.

        Net Loss Attributable to Non-controlling Interests.    Our net loss attributable to non-controlling interests decreased from RMB81.0 million in 2015 to RMB44.1 million (US$6.3 million) in 2016, which was primarily due to the loss attributable to 25% non-controlling interest holders of Lefeng from the date of acquisition of Lefeng.

Comparison of 2014 and 2015

        Net Revenues.    Our total net revenues increased from RMB23.13 billion in 2014 to RMB40.20 billion in 2015, primarily attributable to the increase in the number of active customers and total orders. The number of our active customers increased significantly from 24.3 million in 2014 to 36.6 million in 2015. The number of our total orders increased from 118.0 million in 2014 to 193.1 million in 2015, mainly due to the increase in the number of active customers during the period. The increase was primarily due to overall growth in the industry, our further optimized product selection and enhancement of our warehousing capabilities and merchandising and IT infrastructures. Through our five regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2015. 93.9% of the total orders we fulfilled in 2015 were placed by repeat customers, as compared to 92.3% in 2014.

        Cost of Goods Sold.    Our cost of goods sold increased from RMB17.38 billion in 2014 to RMB30.31 billion in 2015, primarily attributable to the significant increase in products procured from our brand partners in line with our significantly higher sales volume.

        We recorded RMB218.1 million and RMB293.9 million in inventory write-downs in 2014 and 2015, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 1.3% in 2014 and 1.0% in 2015. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. The increase in write-downs from 2014 to 2015 was as a result of an increase in special sales promotion events in 2015 compared to 2014 due to more intensive competition in the market, as special sales promotions are more likely to result in write-downs due to the significant discounts offered. The primary reason for the decrease in percentage of costs of goods sold was the significant increase in our sales volume.

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

        Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased from RMB5.75 billion in 2014 to RMB9.90 billion in 2015. Our gross margin slightly decreased from 24.9% in 2014 to 24.6% in 2015, primarily due to the increasing promotional activities and sales to drive growth of users and orders via our platform.

        Operating Expenses.    Our operating expenses increased from RMB5.07 billion in 2014 to RMB8.13 billion in 2015, primarily due to the following factors:

  •
  Fulfillment expenses.  Our fulfillment expenses increased from RMB2.27 billion in 2014 to RMB3.67 billion in 2015. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB1.17 billion in 2014 to RMB1.71 billion in 2015. These increases were primarily attributable to the significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits and increase in rental expenses and depreciation expenses in connection with our expanded warehouse facilities. In 2015, we fulfilled over 193.1 million customer orders, as compared to 118.0 million customer orders in 2014. Our fulfillment expenses as a percentage of our total net revenues decreased from 9.8% in 2014 to 9.1% in 2015, primarily due to scale effect associated with the rapid growth in total net revenues and improved efficiency of regional warehouses. Throughout 2015, we continued to utilize the regional logistics hubs in Guangdong Province, Jiangsu Province, Sichuan Province, Tianjin, and Hubei Province. In addition, our regional logistics hubs enabled us to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies.

  •
  Marketing expenses.  Our marketing expenses increased from RMB1.16 billion in 2014 to RMB2.09 billion in 2015, primarily attributable to our increased marketing and brand promotion activities. Our marketing expenses as a percentage of our total net revenues also slightly increased from 5.0% in 2014 to 5.2% in 2015, reflecting our strategy to drive long-term growth through increasing investments in strengthening our brand awareness, attracting more mobile users, and expanding market share especially within product categories such as cosmetics, home goods, and baby and child care products.

  •
  Technology and content expenses.  Our technology and content expenses increased from RMB671.0 million in 2014 to RMB1.08 billion in 2015, primarily attributable to the headcount increase of our IT personnel in connection with our expansion of IT capacities and increased compensation and benefit. On the other hand, our technology and content expenses decreased from 2.9% to 2.7% as a percentage of our total net revenues during the same period, primarily due to the scale effect associated with the growth in total net revenue.

  •
  General and administrative expenses.  Our general and administrative expenses increased from RMB967.5 million in 2014 to RMB1.30 billion in 2015 due to the increased scale of our business. On the other hand, our general and administrative expenses as a percentage of our total net revenues decreased from 4.2% to 3.2% during the same period, primarily due to the scale effect associated with the growth in total net revenue.

        Other Income.    Our other income amounted to RMB308.4 million in 2015, as compared to RMB154.0 million in 2014. Our other income in 2015 was primarily due to income derived from providing ancillary services to our suppliers, government grants and tax rebates.

        Other Non-operating Income.    Our non-operating income decreased from RMB20.3 million in 2014 to nil in 2015, primarily due to our receipt of government subsidies in 2014 and the lack of such government subsidies in 2015.

        Impairment Loss of Investments.    We incurred RMB99.7 million impairment loss of investments in 2015, as compared to RMB6.2 million in 2014, which was primarily due to the write-down of our investment related to cost method investees and an equity method affiliate, Ovation, in 2015. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Certain of our investments are in development stage companies whose success depends on factors including the ability of the investee companies to raise additional funds in financial markets that can be volatile and other key business factors, any of which may impact our ability to recover the investment. The other-than-temporary impairment recorded in 2015 on the equity affiliate was due to sustained depression of the affiliate's expected results of operations.

        Interest Expense.    We incurred RMB85.8 million interest expenses in 2015, as compared to RMB75.2 million in 2014 primarily as a result of the 2014 offering in connection with the 1.50% convertible senior notes due 2019.

        Interest Income.    Our interest income slightly decreased from RMB288.6 million in 2014 to RMB267.2 million in 2015 primarily due to the decrease of interest bearing investments, such as the short-term deposits and held-to-maturity securities in the banks.

        Share of Loss of Affiliates.    Our share of loss of affiliates increased from RMB62.7 million in 2014 to RMB84.1 million in 2015, which was primarily due to our share of losses of equity interest in Ovation, and the amortization adjustment of basis difference between our investment cost and underlying equity in net assets of Ovation from the date of acquisition in February 2014.

        Net Income.    As a result of the foregoing, we recorded a net income of RMB1.51 billion in 2015 as compared to a net income of RMB752.6 million in 2014.

        Net Loss Attributable to Non-controlling Interests.    Our net loss attributable to non-controlling interests decreased from RMB88.7 million in 2014 to RMB81.0 million in 2015, which was primarily due to the loss attributable to 25% non-controlling interest holders of Lefeng from the date of acquisition of Lefeng.

B.
Liquidity and Capital Resources

        As of December 31, 2014, 2015 and 2016, we had RMB4.79 billion, RMB3.32 billion and RMB4.11 billion (US$591.9 million), respectively, in cash and cash equivalents. We had held-to-maturity securities with an aggregate outstanding amount of RMB672 million (US$96.8 million) as of December 31, 2016. Our cash and cash equivalents primarily consist of cash on hand, short-term bank demand deposits and highly liquid investments with maturities of less than three months. We believe that our current cash and cash equivalents, our anticipated cash flows from operations together with the net proceeds that we received from the 2013 offering and the 2014 offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. In January 2017, one of our subsidiaries operating our Internet finance business offered RMB300 million ABS, listed on the Shanghai Stock Exchange in China. We plan to use this and any future ABS offerings in China to alleviate the dependence of our Internet finance business on our own cash flow. We may, however, need additional capital in the future to fund our continued operations.

        As of December 31, 2015 and 2016, our cash and cash equivalents and held-to-maturity securities are held in the following currency denominations and jurisdictions in which our subsidiaries domiciled:

	As of December 31,
	2015				2016
Currency Denomination	Subsidiaries in PRC RMB'000	Subsidiaries in HK RMB'000	Subsidiary in USA RMB'000	Total RMB'000	Subsidiaries in PRC RMB'000	Subsidiaries in HK RMB'000	Subsidiary in USA RMB'000	Total RMB'000
RMB	4,773,333	250,555	—	5,023,888	4,428,401	264,926	—	4,693,327
US$	29,995	68,693	2,089	100,777	16,876	35,150	13,755	65,782
Others	—	7,122	—	7,122	—	22,244	—	22,244

Total	4,803,328	326,370	2,089	5,131,787	4,445,277	322,320	13,755	4,781,353

        As of December 31, 2015 and 2016, our cash and cash equivalents held by our consolidated affiliated entities and other entities in China are as follows:

	As of December 31,
	2015	2016
	RMB'000	RMB'000	US$'000
Cash and cash equivalents:
Consolidated affiliated entities	1,846,727	1,176,191	169,407
Other entities in China	1,149,198	2,613,230	376,383

Total	2,995,925	3,789,421	545,790

        As of December 31, 2015 and 2016, our held-to-maturity securities held by our consolidated affiliated entities and other entities in China are as follows:

	As of December 31,
	2015	2016
	RMB'000	RMB'000	US$'000
Held-to-maturity securities:
Consolidated affiliated entities	1,202,011	170,839	24,606
Other entities in China	605,392	500,937	72,150

Total	1,807,403	671,776	96,756

        The PRC government authorities impose controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currencies out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade- and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our WFOEs in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends out of China complies with certain procedures under PRC foreign exchange regulations, such as the requirement of outbound overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. There is no requirement on U.S. investors to complete registration or obtain approval from appropriate government authorities before they can receive dividend payments from our Cayman company. The PRC government may also in the future in its discretion restrict access to foreign currencies for current account transactions. If the PRC foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2014	2015	2016
	RMB'000	RMB'000	RMB'000	US$'000
Net cash from operating activities	3,262,662	1,915,086	2,831,413	407,808
Net cash used in investing activities	(4,253,380)	(2,937,309)	(1,669,002)	(240,386)
Net cash provided by (used in) financing activities	3,852,133	(539,134)	(393,128)	(56,621)
Effect of exchange rate changes	(96,928)	94,990	15,910	2,293
Cash and cash equivalents at beginning of year	2,026,264	4,790,751	3,324,384	478,808

Cash and cash equivalents at end of year	4,790,751	3,324,384	4,109,577	591,902

Operating Activities

        Net cash from operating activities amounted to RMB2.83 billion (US$407.8 million) in 2016, which was primarily attributable to a net income of RMB1.99 billion (US$287 million), adjusted for certain non-cash expenses consisting primarily of share-based compensation expenses of RMB475.7 million (US$68.5 million) which was higher than 2015 due to the increase in our number of employees, inventory write-downs of RMB303.2 million (US$43.7 million) which increased from 2015 due to an increase in special sales promotion events, depreciation of property and equipment of RMB611.0 million (US$88.0 million) attributable to increases in warehouse and logistic facilities, amortization of intangible assets of RMB364.0 million (US$52.4 million), and changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (1) a decrease in accounts payable of RMB1.55 billion (US$223.7 million), accrued expenses and other current liabilities of RMB305.2 million (US$44.0 million), primarily attributable to net effect of a decrease in accrued shipping and handling expenses and an increase in accrued advertising expenses and accrued payroll and social benefit provisions, all driven by the growth in our business, and (2) an increase in advances from customers of RMB690.4 million (US$99.4 million) primarily attributable to increased sales volume. These increases were partially offset by a significant increase in accounts receivable of RMB1.95 billion (US$281.1 million) primarily due to our developing consumer financing business in 2016, an increase in inventories of RMB685.0 million (US$98.7 million) due to increase in sales volume, an increase in other receivables and prepayments of RMB323.2 million (US$46.5 million) primarily related to prepayment to suppliers as a result of our increased sales volume and scale of operations.

        Net cash from operating activities amounted to RMB1.92 billion in 2015, which was primarily attributable to a net income of RMB1.51 billion, adjusted for certain non-cash expenses consisting primarily of share-based compensation expenses of RMB302.9 million which was higher than 2014 due to the increase in our number of employees, inventory write-downs of RMB293.9 million which increased from 2014 due to more sales promotions and growth in our business, depreciation of property and equipment of RMB291.4 million attributable to increases in warehouse and logistic facilities, amortization of intangible assets of RMB289.6 million, and changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (1) an increase in accounts payable of RMB643.4 million, accrued expenses and other current liabilities of RMB537.3 million, primarily attributable to an increase in accrued shipping and handling expenses, accrued advertising expenses, and accrued payroll and social benefit provisions, all driven by the growth in our business, and (2) an increase in advances from customers of RMB585.6 million primarily attributable to increased sales volume. These increases were partially offset by an increase in accounts receivable of RMB279.2 million primarily due to our newly developed consumer financing business in 2015, a significant increase in inventories of RMB1.27 billion due to increase in sales volume, an increase in other receivables and prepayments of RMB1.09 billion primarily related to prepayment to suppliers as a result of our increased sales volume and scale of operations.

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

Investing Activities

        Net cash used in investing activities amounted to RMB4.25 billion, RMB2.94 billion and RMB1.67 billion (US$240.4 million) in the years ended December 31, 2014, 2015 and 2016, respectively. Our net cash used in investing activities in each period was attributable to capital expenditure relating to our leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software and land use rights. In addition, net cash changed in investing activities in 2016 was also attributable to RMB58.3 million (US$8.4 million) used in the investment in affiliates and other investments, RMB97.3 million (US$14.0 million) used in the investment in available-for-sale securities, RMB1.17 billion (US$168.2 million) from net redemption of held-to-maturity securities and RMB106.4 million (US$15.2 million) used for acquisition of subsidiaries.

Financing Activities

        Net cash used in financing activities amounted to RMB393.1 million (US$56.6 million) in 2016, primarily attributable to acquisition of non-controlling interest in an amount of RMB111.6 million (US$16.1 million), repurchase of Class A ordinary shares of RMB193.6 million (US$27.9 million) and repayment of bank borrowings of RMB98 million (US$14.1 million).

        Net cash used in financing activities amounted to RMB539.1 million (US$83.2 million) in 2015, primarily attributable to repurchase of ordinary shares of RMB650.2 million (US$100.4 million).

        Net cash provided by financing activities amounted to RMB3.85 billion in 2014, primarily attributable to net proceeds of RMB3.83 billion received from our 2014 offering.

Capital Expenditures

        Our capital expenditures amounted to RMB1.72 billion, RMB4.18 billion and RMB2.79 billion (US$401.9 million) in the years ended December 31, 2014, 2015 and 2016, respectively. Out of the foregoing capital expenditures, we paid RMB127.2 million, RMB1.99 billion and RMB817.9 million (US$117.8 million) in the years ended December 31, 2014, 2015 and 2016, respectively, to acquire use right of lands located in China. Prior to 2014, our capital expenditures were principally used for leasehold improvements, as well as purchases of office and other operating equipment, and IT software. Our capital expenditures increased significantly in 2014 through 2016 largely due to construction and expansion of warehouses, land use right and other logistic infrastructure. We expect our future capital expenditures to increase gradually in 2017 and 2018. Approximately 80% of such capital expenditures are expected to be used to further expand our fulfillment capabilities and infrastructure expansions, approximately 10% of such capital expenditures are expected to be used to enhance our Vipshop Online Platform and IT systems, and approximately 10% of such capital expenditures are expected to be used for other purposes. We plan to fund these capital expenditures through our existing cash balances and our financing activities.

Holding Company Structure

        Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As of December 31, 2016, we set aside general reserve of RMB84.9 million (US$12.2 million).

C.
Research and Development, Patents and Licenses, etc.

Research and Development

        We have implemented Vipshop Online Platform and management systems using a combination of our internally developed proprietary technologies and commercially available licensed technologies. We focus our internal development efforts on mobile solutions, warehouse and transportation management systems and several service modules such as merchant module, order and payment processing module, and data module.

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

        Our technology and content expenses consist primarily of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our Vipshop Online Platform, including model fees and professional photography expenses. We incurred RMB671.0 million, RMB1.08 billion and RMB1.56 billion (US$225.2 million) in technology and content expenses in 2014, 2015 and 2016.

Intellectual Property

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2016, we owned 735 registered trademarks, 74 copyrights (including 55 software products developed by us relating to various aspects of our operations), and 251 registered domain names that are material to our business, including vip.com and vipshop.com.

D.
Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2016 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.
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

F.
Tabular Disclosure of Contractual Obligations

        We lease office space and certain equipment under non-cancelable operating lease agreements that expire at various dates from April 2017 through October 2025. These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our landlords. In the years ended December 31, 2014, 2015 and 2016, we incurred rental expenses of RMB163.3 million, RMB191.3 million and RMB248.3 million (US$35.8 million), respectively. Our purchase obligations as of December 31, 2014 amounted to RMB530.0 million, representing property, equipment, software contracts and land use rights. Our purchase obligations as of December 31, 2015 amounted to RMB850.7 million, representing property, equipment, software contracts and land use rights. Our purchase obligations as of December 31, 2016 amounted to RMB938.5 million (US$135.2 million), representing property, equipment, software contracts and land use rights.

        The following table sets forth our minimum lease payments under all non-cancelable leases and purchase obligations as of December 31, 2016:

		Payment due by period*
	Total*	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB'000)
Operating lease obligations	786,472	246,770	339,879	121,999	77,824
Purchase obligations	938,464	799,518	138,946	—	—
Convertible senior notes*	4,555,476	87,406	4,468,070	—	—

*
The potential repurchase of the convertible senior notes was refinanced by a financing arrangement in the event of repurchase.
G.
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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	45	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	44	Vice Chairman of the Board of Directors, Chief Operating Officer
Bin Wu	43	Director
Jacky Yu Xu	45	Director
Chun Liu	49	Independent Director
Frank Lin	52	Independent Director
Xing Liu	46	Independent Director
Kathleen Chien	47	Independent Director
Nanyan Zheng	48	Independent Director
Donghao Yang	45	Chief Financial Officer
Bill Yanlin Huang	44	Chief Technology Officer
Yizhi Tang	43	Senior Vice President of Logistics

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

        Mr. Arthur Xiaobo Hong is our co-founder and has served as the vice chairman of our board of directors since January 2011. Mr. Hong has served as our chief operating officer since August 2012. Mr. Hong has over 15 years of experience in the distribution of consumer electronic products in overseas markets. Mr. Hong has served as chairman of the board of directors of Société Europe Pacifique Distribution, a French company engaging in the distribution of consumer electronic products, since 1998. Mr. Hong graduated from Cheung Kong Graduate School of Business in 2010.

        Mr. Bin Wu is an angel investor of our company and has served as our director since January 2011. Mr. Wu is the director of several privately held companies in China. Mr. Wu received an EMBA degree from Cheung Kong Graduate School of Business in 2006 and a master's and bachelor's degree in physics from Lanzhou University in 1998 and 1996, respectively.

        Mr. Jacky Yu Xu is an angel investor of our company and has served as our director since January 2011. Mr. Xu is the director of several privately held companies in China. Mr. Xu graduated from Cheung Kong Graduate School of Business in 2009.

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

        Mr. Nanyan Zheng has served as our director since March 2012. Mr. Zheng is currently the chairman of Plateno Group Ltd. Mr. Zheng founded Plateno Group Ltd. in 2013, which wholly owned 7 Days Groups Holdings Ltd. after its privatization and launched a series of new mid-level and upscale hotel brands. Mr. Zheng co-founded 7 Days Groups Holdings Ltd. and has been serving as its chief executive officer since October 2004. Mr. Zheng is also a co-founder and partner of Ocean Link Partners Limited, a fund management company founded in April 2016, and a co-founder and co-chairman since January 2011 of Reocar Group Limited, one of the leading car rental agencies in China. In June 2016, Mr. Zheng invested in OGC Nice, a French football club. From 2000 to October 2004, Mr. Zheng worked for Ctrip.com International Ltd., a Nasdaq-listed company and a leading travel service provider in China, and served as vice president and general manager of southern China, and later as vice president of marketing in charge of national marketing. During 2001, Mr. Zheng also worked for the computer center of the Economic and Trade Commission of Guangdong Province. Mr. Zheng received a bachelor's degree from Sun Yat-Sen University in China.

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

        Dr. Bill Yanlin Huang has served as our chief technology officer since October 2016. Prior to joining our company, Bill served as chief technology officer and senior vice president of Sina Corporation (Nasdaq: SINA) from April 2015 to September 2016. Before that, he was the chief technology officer and senior vice president of R&D at PPTV from May 2011 to April 2015. From 2003 to 2011, Bill held various positions at Microsoft in its headquarters in Redmond, Washington. Bill received a Master's degree in computer science from The University of Virginia in January 2001, a PhD in biochemistry and molecular biology from The State University of New York at Buffalo in August 1999, and a Bachelor's degree in biology from Wuhan University in July 1993.

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

Employment Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer's right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer's employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay, as expressly required by the applicable law of the jurisdiction where the executive officer is based. The executive officer may terminate the employment at any time with a one-month advance written notice if there is any significant change in the executive officer's duties and responsibilities that is inconsistent in any material and adverse respect with his or her title and position or a material reduction in the executive officer's annual salary before the next annual salary review, or if otherwise approved by the board of directors.

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

B.
Compensation

        For the fiscal year ended December 31, 2016, we paid an aggregate of RMB19.7 million (US$2.8 million) in cash to our executive officers, and we paid an aggregate of RMB2.7 million (US$384 thousand) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entities are required by PRC law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Stock Incentive Plans

  2011 Stock Incentive Plan

        In March 2011, we adopted our 2011 Plan, in order to attract and retain the best available personnel, to provide additional incentives to employees, directors, officers, consultants and other eligible persons and to promote the success of our business. Under the 2011 Plan, the maximum number of shares may be granted is 7,350,000 ordinary shares. As of the date of this annual report, options to acquire 1,138,712 Class A ordinary shares have been granted and are outstanding under the 2011 Plan.

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

  2012 Share Incentive Plan

        In March 2012, we adopted our 2012 Plan, in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The plan permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the plan. The maximum aggregate number of shares that may be issued pursuant to our 2012 Plan is 9,000,000, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of this plan. As of the date of this annual report, options to acquire 395,139 Class A ordinary shares and 232,233 restricted shares have been granted and are outstanding under the 2012 Plan.

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

  2014 Share Incentive Plan

        In July 2014, we adopted our 2014 Plan, in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The plan permits the grant of options to purchase our ordinary shares, restricted shares, share appreciation rights, and other types of awards as deemed appropriate by the administrator under the plan. The maximum aggregate number of shares that may be issued pursuant to our 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors. As of the date of this annual report, options to acquire 1,320,000 Class A ordinary shares and 2,798,511 restricted shares have been granted and are outstanding under the 2014 Plan.

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

Share Incentive Grants

        The following table summarizes, for the year ended December 31, 2016, the outstanding options we granted to our directors and executive officers under the 2011 Plan and the 2012 Plan. No option has been granted to our directors and executive officers under the 2014 Plan for the year ended December 31, 2016.

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

        The following table summarizes, for the year ended December 31, 2016, the outstanding restricted shares we granted to our directors and executive officers under the 2012 Plan and the 2014 Plan.

Name	Number of Restricted Shares	Date of Grant
Bill Yanlin Huang	*	October 1, 2016
Yizhi Tang	*	January 1, 2013
Frank Lin	*	January 1, 2013
	*	April 1, 2016
Xing Liu	*	January 1, 2013
	*	April 1, 2016
Nanyan Zheng	*	January 1, 2013
	*	April 1, 2016
Kathleen Chien	*	January 1, 2013
	*	April 1, 2016
Chun Liu	*	March 22, 2013
	*	April 1, 2016

*
Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.
C.
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

        Audit Committee.    Our audit committee consists of Ms. Kathleen Chien, Mr. Nanyan Zheng and Mr. Chun Liu. Ms. Kathleen Chien, Mr. Nanyan Zheng and Mr. Chun Liu satisfy the "independence" requirements under Section 303A of the Corporate Governance Rules of NYSE and Rule 10A-3 under the Exchange Act. Ms. Kathleen Chien is the chair of our audit committee. We have determined that Ms. Kathleen Chien qualifies as an "audit committee financial expert." The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor's qualifications and independence and (d) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

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

        Compensation Committee.    Our compensation committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien and Mr. Frank Lin. Mr. Nanyan Zheng, Mr. Frank Lin and Ms. Kathleen Chien satisfy the "independence" requirements under Section 303A of the Corporate Governance Rules of NYSE. Mr. Nanyan Zheng is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien and Mr. Xing Liu. Mr. Nanyan Zheng, Ms. Kathleen Chien and Mr. Xing Liu satisfy the "independence" requirements under Section 303A of the Corporate Governance Rules of NYSE. Mr. Nanyan Zheng is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.
Employees

        As of December 31, 2016, we had 45,302 full time employees, compared with 16,919 and 29,720 employees as of December 31, 2014 and 2015, respectively. We also employ independent contractors and part-time personnel from time to time. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2016:

Operations	Number of Employees
Merchandising	1,634
Products and technology support	2,369
Business development, sales and marketing	191
Internet finance	722
Customer services	1,727
Logistics and delivery	38,065
Administration and management	594

Total	45,302

        Our success depends on our ability to attract, retain and motivate qualified personnel. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our customers with superior services. We regularly provide our employees with training tailored to each job function to enhance performance and service quality.

        As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we also provide our employees fringe benefits such as free lunches and periodic appreciation payments to employees' family members. For the year ended December 31, 2016, we have not experienced any significant labor disputes.

E.
Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2017 by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The calculations in the shareholder table below are based on 117,392,602 ordinary shares issued and outstanding as of March 31, 2017, comprising of (i) 100,882,244 Class A ordinary shares, excluding the 626,020 Class A ordinary shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans, and (ii) 16,510,358 Class B ordinary shares.

	Number of Ordinary Shares Beneficially Owned(1)	%(2)
Directors and Executive Officers**:
Eric Ya Shen(3)	16,510,358	14.1
Arthur Xiaobo Hong(4)	8,952,810	7.6
Bin Wu(5)	1,868,187	1.6
Jacky Xu(6)	3,952,155	3.4
Chun Liu(7)	*	*
Frank Lin(8)	*	*
Xing Liu(9)	*	*
Kathleen Chien(10)	*	*
Nanyan Zheng(11)	*	*
Donghao Yang(12)	*	*
Bill Yanlin Huang(12)	*	*
Yizhi Tang(12)	*	*
All directors and executive officers as a group	32,799,876	27.9
Principal Shareholders:
Elegant Motion Holdings Limited(13)	16,510,358	14.1
High Vivacity Holdings Limited(14)	8,952,810	7.6

*
Less than 1% of our total outstanding ordinary shares.

**
Except for Mr. Frank Lin, Mr. Xing Liu, Mr. Nanyan Zheng, Ms. Kathleen Chien and Mr. Chun Liu, the business address of our directors and executive officers is c/o No. 20 Huahai Street, Liwan District, Guangzhou 510370, People's Republic of China.

(1)
Beneficial ownership is determined in accordance with the SEC rules and includes voting or investment power with respect to the securities.

(2)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2017.

(3)
Beneficially owned through Elegant Motion Holdings Limited, a British Virgin Islands company. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2017, Mr. Eric Ya Shen beneficially owned 16,510,358 Class B ordinary shares, representing 62.1% of the aggregate voting power of our company.

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

(6)
Beneficially owned through Advanced Sea International Limited, a British Virgin Islands company wholly owned by Mr. Xu.

(7)
The business address of Mr. Liu is Level 11, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People's Republic of China.

(8)
The business address of Mr. Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, U.S.A.

(9)
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

        To our knowledge and based on our review of our register of shareholders as of March 31, 2017, 90,332,833 Class A ordinary shares were held of record by one holder that resides in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. For the different voting rights of our Class A ordinary shareholders and Class B ordinary shareholders, please refer to "Item 4.A. Information on the Company—History and Development of the Company—Our Company." We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

        For the options granted to our directors, officers and employees, please refer to "Item 6.B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

        Please refer to "Item 6.E. Directors, Senior Management and Employees—Share Ownership."

B.
Related Party Transactions

Contractual Arrangements

        Our wholly-owned subsidiary, Vipshop China, has entered into a series of contractual arrangements with our consolidated affiliated entity, Vipshop Information, and its shareholders, which enable us to exercise effective control over Vipshop Information, receive substantially all of the economic benefits of Vipshop Information through service fees in consideration for the technical and consulting services provided by Vipshop China, and have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in Vipshop Information to the extent permitted under PRC laws, regulations and legal procedures. For a description of these contractual arrangements, see "Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Vipshop Information."

Transactions with Our Directors and Shareholders

        We purchased products and goods from companies controlled by certain of our directors and ordinary shareholders, namely, Bin Wu and Jacky Xu, in the amount of RMB106.3 million (US$15.3 million) for the year ended December 31, 2016. As of December 31, 2016, the amount due to companies controlled by our ordinary shareholders was RMB49.8 million (US$7.2 million), which was unsecured and interest free.

Transactions with Other Related Parties

        We also purchased products and goods from our affiliate in the amount of RMB48.8 million (US$7.0 million), and engaged certain of our affiliates to provide delivery service to our customers and other service in the amount of RMB138.6 million (US$20.0 million), for the year ended December 31, 2016. As of December 31, 2016, the amount due to our affiliates was RMB2.9 million (US$0.4 million).

Employment Agreements

        See "Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements."

Share Options

        See "Item 6.B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Stock Incentive Plans."

C.
Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.
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

Litigation

        We and certain of our officers and directors were named as defendants in two putative securities class actions filed in the U.S. District Court for the Southern District of New York: Heller v. Vipshop Holdings Limited et al., Civil Action No. 1:15-cv-03870-LTS (S.D.N.Y.) (filed on May 19, 2015) and Schwartz v. Vipshop Holdings Limited et al., Civil Action No. 1:15-cv-05097-LTS (S.D.N.Y.)(filed on June 30, 2015). The complaints in both putative class actions allege that certain of our financial statements and other public disclosures contained misstatements or omissions and assert claims under the U.S. securities laws. On September 15, 2015, the court consolidated the two actions, and appointed a lead plaintiff and approved the lead plaintiff's selection of lead counsel for the consolidated action. On November 24, 2015, the lead plaintiff filed a Notice of Voluntary Dismissal Without Prejudice which was entered by the court, voluntarily dismissing, without prejudice, all claims in the consolidated action.

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

        We are a holding company incorporated in the Cayman Islands. We principally rely on dividends from our subsidiaries in China and Hong Kong for our cash needs. To pay dividends to us, our subsidiaries in China and Hong Kong need to comply with the applicable regulations. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by Vipshop China in China to fund our cash and financing requirements, and any limitation on the ability of Vipshop China to make payments to us could materially and adversely affect our ability to conduct our business."

B.
Significant Changes

        Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.
Offer and Listing Details

        Our ADSs, each representing 0.2 Class A ordinary share, have been listed on NYSE since March 23, 2012. Our ADSs trade under the symbol "VIPS."

        The following table provides the high and low trading prices on NYSE for the periods indicated below, and all prices have been retrospectively adjusted to reflect the current ADS to ordinary share ratio of five ADSs to one Class A ordinary share effective on November 3, 2014 for all periods presented.

	Trading Price Per ADS
	High (US$)	Low (US$)
Monthly High and Low
April 2017 (through April 13, 2017)	13.60	12.55
March 2017	14.50	12.76
February 2017	13.80	11.31
January 2017	11.78	10.50
December 2016	12.11	10.84
November 2016	14.36	10.61
Quarterly High and Low
First Quarter 2017	14.50	10.50
Fourth Quarter 2016	16.24	10.61
Third Quarter 2016	17.41	10.97
Second Quarter 2016	15.03	10.21
First Quarter 2016	15.34	10.37
Fourth Quarter 2015	22.31	12.02
Third Quarter 2015	23.56	14.68
Second Quarter 2015	30.72	21.30
First Quarter 2015	29.79	19.18
Annual High and Low
2016	17.41	10.21
2015	30.72	12.02
2014	24.80	8.02
2013	9.12	1.57
2012 (from March 23, 2012)	1.93	0.41
B.
Plan of Distribution

        Not applicable.

C.
Markets

        Our ADSs, each representing 0.2 Class A ordinary shares, have been listed on NYSE since March 23, 2012. Our ADSs trade under the symbol "VIPS."

D.
Selling Shareholders

        Not applicable.

E.
Dilution

        Not applicable.

F.
Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.
Share Capital

        Not applicable.

B.
Memorandum and Articles of Association

        Our second amended and restated memorandum and articles of association became effective on September 15, 2014. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

        Pursuant to Article 2 of our second amended and restated memorandum of association, our registered office is at the offices of International Corporation Services Ltd., PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands or at such other place as our board of directors may from time to time decide. Pursuant to Article 3 of our second amended and restated memorandum of association, the objects for which our company is established are unrestricted and our company has full power and authority to carry out any object not prohibited by the Companies Law as the same may be revised from time to time, or any other law of the Cayman Islands.

Directors

        See "Item 6.C. Directors, Senior Management and Employees—Board Practices."

Ordinary Shares

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

        Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as NYSE may determine to be payable, or such lesser sum as our board of directors may from time to time require, has been paid to us in respect thereof.

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

C.
Material Contracts

        Other than in the ordinary course of business and other than those described under this item, in "Item 4. Information on the Company," "Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions" or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: (i) a contract for assignment of State-owned construction land use right dated July 16, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd. and (ii) a contract for assignment of State-owned construction land use right dated August 20, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd.

D.
Exchange Controls

        See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Currency Exchange."

E.
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

People's Republic of China Taxation

PRC Enterprise Income Tax Law

        Under the EIT Law, an enterprise established outside of China with "de facto management bodies" within China is considered a PRC "resident enterprise," meaning it can be treated in a manner similar to a PRC enterprise for EIT purposes, although the dividends paid to a PRC resident enterprise from another may qualify as "tax-exempt income." The implementation rules of the EIT Law define a "de facto management body" as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. SAT Circular 82 issued by SAT on April 22, 2009 specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC "resident enterprises" if the following requirements are satisfied: (a) the senior management and core management departments in charge of its daily operations function are mainly in China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in China; and (d) at least half of the enterprise's directors with voting rights or senior management reside in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 may reflect SAT's general position on how the "de facto management body" test should be applied in determining tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

        We believe that we are not a PRC resident enterprise and therefore we are not subject to PRC EIT reporting obligations and the dividends paid by us to holders of our ADSs or ordinary shares will not be subject to PRC withholding tax. However, if the PRC tax authorities determine that we are a PRC resident enterprise for EIT purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as China-sourced income. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event we are treated as a PRC resident enterprise. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—It is unclear whether we will be considered a PRC 'resident enterprise' under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC 'resident enterprise' status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations."

Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises

        Pursuant to SAT Circular 698, issued by SAT on December 10, 2009, where a non-PRC resident enterprise transfers equity interests of a PRC resident enterprise indirectly via disposing of equity interests of an offshore holding company, or an Indirect Transfer, and such offshore holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-PRC resident enterprise must report this Indirect Transfer to the competent PRC tax authority, which will examine the true nature of the Indirect Transfer. If the PRC tax authority concludes that the non-PRC resident enterprise has adopted an "abusive arrangement" in order to avoid PRC tax, it may disregard the existence of the offshore holding company and re-characterize the Indirect Transfer and, as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%.

        On February 3, 2015, SAT issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the one under SAT Circular 698. SAT Public Notice 7 covers not only Indirect Transfers but also transactions involving transfer of other taxable assets through offshore transfer of an offshore intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity interests through a public securities market. SAT Public Notice 7 also brings challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant PRC tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

PRC Value-Added Tax (VAT) Law

        China started to apply VAT in 1984 on 24 specified taxable items until a structural reform on taxation system was implemented in 1994. In December 1993, the PRC State Council promulgated The Provisional Regulation of the People's Republic of China on Value-Added Tax, which went effective on January 1, 1994 and is currently effective in China. According to this provisional regulation, VAT should be paid by enterprises or individuals who sell merchandise, provide processing, repairing or assembling services, or import goods within China on the added value derived from their production and/or services. Based on the categories of taxable goods and services, different flat rates are adopted ranging from zero to 17%. We also conduct product promotional activities for certain brands on our Vipshop Online Platform. Prior to January 1, 2012, pursuant to Provisional Regulation of the People's Republic of China on Business Tax and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, MOF and SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province, in 2012. On May 24, 2013, MOF and SAT jointly issued SAT Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. On December 12, 2013, SAT issued SAT Circular 106, which replaced SAT Circular 37 and expanded the VAT Pilot Program to also cover railway transport industry and postal service industry nationwide as of January 1, 2014, in addition to those industries covered under SAT Circular 37. On April 29, 2014, MOF and SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax. On March 23, 2016, MOF and SAT issued the Circular on Comprehensively Promoting the Pilot Program

of the Collection of Value-Added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

        To compute the VAT payable, the subject taxpayer needs to separately calculate the output tax and the input tax for the applicable period. The VAT payable is the difference between the output tax and the input tax. The formula for computing the tax payable is:

        VAT payable = Output tax payable for the applicable period minus Input tax receivable for the same applicable period

        As of December 31, 2014, 2015, and 2016, we had VAT receivable of approximately RMB362.2 million, RMB473.9 million and RMB555.9 million (US$80.1 million) respectively. VAT receivable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB345.8 million, RMB289.6 million and RMB258.2 million (US$37.2 million) as of December 31, 2014, 2015 and 2016, respectively, included as other tax payable. We do not net off VAT receivable and payable from different entities within our group companies.

United States Federal Income Tax Considerations

        The following is a summary of United States federal income tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, United States expatriates, persons liable for alternative minimum tax, holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary of United States federal income tax considerations does not discuss any state, local, or non-United States tax considerations, any non-income tax (such as gift or estate tax) considerations, or the Medicare Tax. Each U.S. Holder is advised to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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

        Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for the current or one or more future taxable years.

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

        A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on NYSE, which is an established securities market in the United States, and we expect our ADSs to be readily tradable on NYSE for as long as our ADSs continue to be listed on NYSE. Accordingly, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years.

        In the event that we are deemed to be a PRC "resident enterprise" and are liable to tax under EIT Law, we should be eligible for the benefits of the United States-PRC income tax treaty (the "U.S.-PRC Treaty"), which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (a) above and which includes an exchange of information provision. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

        Dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC "resident enterprise" under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

        Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. In the event that we are deemed to be a PRC "resident enterprise" under the EIT Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder that is eligible for the benefits of the U.S.-PRC Treaty may elect to treat the gain as PRC source income. The deductibility of a capital loss may be subject to limitations. Each U.S. Holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

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

        As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of "marketable stock" may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on NYSE. In addition, we do not expect that holders of Class A ordinary shares that are not represented by ADSs will be eligible to make a mark-to-market election. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (a) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (b) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election, any gain recognized upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in the income as a result of the mark-to-market election.

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

F.
Dividends and Paying Agents

        Not applicable.

G.
Statement by Experts

        Not applicable.

H.
Documents on Display

        We have filed with SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs. We have also filed with SEC a related registration statement on Form F-6 (File No. 333-180029) to register the ADSs.

        We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

        As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

I.
Subsidiary Information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing demand deposits and held-to-maturity securities, and interest rates associated with the 2014 offering. The convertible senior notes we issued in the 2014 offering bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. Based on our cash balance as of December 31, 2016, a one basis point decrease in interest rates would only result in a minimal decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risks associated with fluctuating interest rates are principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

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

        To the extent that we need to convert the U.S. dollars we received from our initial public offering, the 2013 offering and the 2014 offering into Renminbi to fund our operations, acquisitions, or for other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of your investment in the company and the dividends that we may pay in the future, if any, all of which may materially and adversely affect the prices of our ADS.

        The Renminbi has fluctuated significantly against the U.S. dollar during the reporting periods presented, from a rate of RMB6.2046 to US$1.00 as of December 31, 2014 to a rate of RMB6.4778 to US$1.00 as of December 31, 2015 and to a rate of RMB6.9430 to US$1.00 as of December 30, 2016. As all of our revenues and most of our expenses are denominated in Renminbi, the changes in the exchange rates of Renminbi against U.S. dollars have not historically materially impacted our results of operations. Effective January 1, 2015, we changed our reporting currency from U.S. dollars to Renminbi. The translation effect on our revenues and expenses in our previous income statements prior to 2015 would no longer be applicable to us.

        We are not currently subject to any significant direct foreign exchange risk and accordingly, we have not hedged exposures denominated in foreign currencies, nor do we have any other derivative financial instruments outstanding. Based on the amount of our cash and cash equivalents on hand as of December 31, 2016, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of US$5.9 million to our cash and cash equivalents.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.
Debt Securities

        Not applicable.

B.
Warrants and Rights

        Not applicable.

C.
Other Securities

        Not applicable.

D.
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

        The following "Use of Proceeds" information relates to:

  •
  The registration statement on Form F-1 (File number: 333-179581) for our initial public offering of 11,004,600 ADSs, representing 22,009,200 ordinary shares, which registration statement was declared effective by SEC on March 22, 2012.

  •
  The registration statement on Form F-1 (File number: 333-186781), together with the post-effective registration statement on Form F-1 (File number: 333-187247) to register additional securities that became effective immediately upon filing, for the public offering of 7,200,000 ADSs, representing 14,400,000 ordinary shares, by us and the selling shareholders therein, and the underwriters' full exercise of their option to purchase an additional 1,080,000 ADSs from certain selling shareholders, which registration statement was declared effective by SEC on March 13, 2013.

  •
  The registration statement on Form F-3 (File number: 333-194472), together with the prospectus supplements to register additional securities that became effective immediately upon filing, for the public offering of US$550,000,000 aggregate principal amount of our 1.50% convertible senior notes due 2019 and 1,140,000 ADSs, representing 2,280,000 ordinary shares, by us and the selling shareholders therein, and the underwriters' full exercise of their option to purchase an additional 171,000 ADSs from certain selling shareholders and an additional US$82,500,000 aggregate principal amount of our 1.50% convertible senior notes.

        As of December 31, 2016, we used all net proceeds from our initial public offering, our 2013 public offering and our 2014 public offering.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective.

        Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in SEC's rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company's assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management conducted an assessment of the effectiveness of our company's internal control over financial reporting as of December 31, 2016 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

        Deloitte Touche Tohmatsu, our independent registered public accounting firm, audited the financial statements included in this annual report and issued an attestation report on our management's assessment of our company's internal control over financial reporting as of December 31, 2016.

Attestation Report of the Registered Public Accounting Firm

        The attestation report on our management's assessment of our company's internal control over financial reporting issued by Deloitte Touche Tohmatsu, our independent registered public accounting firm, appears on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

        As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an assessment of our company's internal control over financial reporting to determine whether any changes occurred during the period covered by this annual report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that assessment, it has been determined that there has been no such change during the period covered by this annual report.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Ms. Kathleen Chien, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) and member of our audit committee, qualifies as an audit committee financial expert.

ITEM 16B.    CODE OF ETHICS

        Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. In addition, we expect those who do business with us, such as consultants, suppliers and collaborators, to also adhere to the principles outlined in the code of ethics. Certain provisions of the code of ethics apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-179581) in connection with our initial public offering in March 2012, which was incorporated by reference thereto in this annual report.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal accountant, for the periods indicated. We did not pay any other fees to our principal accountant during the periods except as indicated below.

	2015	2016
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	8,679	10,500	1,512
Audit-Related Fees(2)	—	2,797	403
Tax Fees(3)	290	1,307	188
All Other Fees(4)	921	900	130

(1)
"Audit Fees" represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

(2)
"Audit-Related Fees" represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees."

(3)
"Tax Fees" represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.

(4)
"All Other Fees" represent the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in (1), (2) and (3).

        All audit and permitted non-audit services provided by our principal accountant, including audit services, audit-related services, tax services and other services as described above, must be and have been approved in advance by our audit committee.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On November 17, 2015, our board of directors has approved a share repurchase program, or the 2015 Repurchase Program, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$300 million over the following 24-month period, ending on November 16, 2017. We expect to fund the 2015 Repurchase Program out of our existing cash balance, including cash generated from our operations. Under the 2015 Repurchase Program, we were authorized to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the Exchange Act, at times and in such amounts as we deem appropriate. As of December 31, 2016, we repurchased approximately 8.1 million our own ADSs with a total consideration of approximately US$130.4 million from the open market under the 2015 Repurchase Program.

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31, 2016	—	N/A	—	US$	169,599,129
February 1 to February 29, 2016	—	N/A	—	US$	169,599,129
March 1 to March 31, 2016	—	N/A	—	US$	169,599,129
April 1 to April 30, 2016	—	N/A	—	US$	169,599,129
May 1 to May 31, 2016	—	N/A	—	US$	169,599,129
June 1 to June 30, 2016	—	N/A	—	US$	169,599,129
July 1 to July 31, 2016	—	N/A	—	US$	169,599,129
August 1 to August 31, 2016	—	N/A	—	US$	169,599,129
September 1 to September 30, 2016	—	N/A	—	US$	169,599,129
October 1 to October 31, 2016	—	N/A	—	US$	169,599,129
November 1 to November 30, 2016	—	N/A	—	US$	169,599,129
December 1 to December 31, 2016	—	N/A	—	US$	169,599,129
Total	—	N/A	—	US$	169,599,129

(1)
Each ADS represents 0.2 Class A ordinary share.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        None.

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

ITEM 18.    FINANCIAL STATEMENTS

        The consolidated financial statements of Vipshop Holdings Limited are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

1.2	Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on September 15, 2014 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 16, 2014).

2.1	Form of Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

2.2	Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-181559) filed with the Securities and Exchange Commission on May 21, 2012).

2.3	Form of Amendment to Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 99.(A)(2) to the Registration Statement on Form F-6EF filed by Deutsche Bank Trust Company Americas with the Securities and Exchange Commission on October 21, 2014).

2.4	Amended and Restated Shareholders' Agreement, among the Registrant and other parties thereto dated as of April 11, 2011 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

2.5	Indenture, dated as of March 17, 2014 between the Registrant and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

2.6	First Supplemental Indenture, dated as of March 17, 2014, between the Registrant and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 2.5 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

Exhibit Number	Document
2.7	Second Supplemental Indenture, dated as of November 11, 2014, between the Registrant and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 2.7 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 24, 2015).

4.1	2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.2	2012 Share Incentive Plan (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.3	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8, as amended, initially filed with the Securities and Exchange Commission on October 22, 2014).

4.4	Form of Employment Agreement between the Registrant and the executives of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.5	Amended and Restated Business Operation Agreement, dated as of October 8, 2011, between Guangzhou Vipshop Computer Service Co., Ltd (now Vipshop (China) Co., Ltd.) and Guangzhou Vipshop Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.6	Fourth Amended and Restated Equity Interest Pledge Agreement, dated as of December 23, 2015, among Vipshop (China) Co., Ltd. (formerly known as Guangzhou Vipshop Computer Service Co., Ltd.), the shareholders of Guangzhou Vipshop Information Technology Co., Ltd. and Guangzhou Vipshop Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 22, 2016)

4.7	Fourth Amended and Restated Exclusive Option Agreement, dated as of December 23, 2015, among Vipshop (China) Co., Ltd. (formerly known as Guangzhou Vipshop Computer Service Co., Ltd.), the shareholders of Guangzhou Vipshop Information Technology Co., Ltd. and Guangzhou Vipshop Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 22, 2016)

4.8	Third Amended and Restated Power of Attorney and Second Amended and Restated Power of Attorney, both dated as of December 23, 2015, by the respective shareholders of Guangzhou Vipshop Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 22, 2016)

4.9	Form of Indemnity Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

Exhibit Number		Document
4.10	*	English Translation of Contract for Assignment of State-owned Construction Land Use Right dated July 16, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd.

4.11	*	English Translation of Contract for Assignment of State-owned Construction Land Use Right dated August 20, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd.

8.1	*	List of Significant Consolidated Entities of the Registrant.

11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

12.1	*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Deloitte Touche Tohmatsu

15.2	*	Consent of Han Kun Law Offices

15.3	*	Consent of Travers Thorp Alberga

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Scheme Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

*
Filed with this annual report on Form 20-F.

**
Furnished with this annual report on Form 20-F.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vipshop Holdings Limited
By:	/s/ Eric Ya Shen
	Name:	Eric Ya Shen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 14, 2017

VIPSHOP HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2015 and 2016	F-4
Consolidated Statements of Income and Comprehensive Income for each of the three years in the period ended December 31, 2016	F-7
Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 2016	F-8
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2016	F-10
Notes to the Consolidated Financial Statements	F-12
Schedule I—Vipshop Holdings Limited Condensed Financial Information as of December 31, 2015 and 2016 and for each of the three years in the period ended December 31, 2016	F-67

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited:

        We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited and subsidiaries and VIE and VIE' subsidiaries (the "Group") as of December 31, 2015 and 2016, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statements schedule in Schedule I. These consolidated financial statements and the financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2015 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 14, 2017 expressed an unqualified opinion on the Group's internal control over financial reporting.

        Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 14, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited:

        We have audited the internal control over financial reporting of Vipshop Holdings Limited and subsidiaries and VIE and VIE' subsidiaries (the "Group") as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2016 of the Group and our report dated April 14, 2017 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 14, 2017

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and par value data)

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
			Note 2(aa)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,324,384	4,109,577	591,902
Held-to-maturity securities (Note 6)	1,807,403	671,776	96,756
Accounts receivable, net (Note 4)	351,423	2,333,918	336,154
Amounts due from related parties (Note 26(a))	31,856	8,352	1,203
Other receivables and prepayments, net (Note 5)	1,869,461	2,293,825	330,380
Inventories	4,566,746	4,948,609	712,748
Deferred tax assets (Note 23)	202,003	214,815	30,940

Total current assets	12,153,276	14,580,872	2,100,083

NON-CURRENT ASSETS
Property and equipment, net (Note 7)	2,949,604	4,467,451	643,447
Deposits for property and equipment	933,419	1,039,793	149,761
Land use right, net (Note 8)	197,462	2,399,058	345,536
Intangible assets, net (Note 9)	744,369	725,147	104,443
Investment in affiliates (Note 10)	252,706	93,144	13,415
Other investments (Note 11)	489,862	503,117	72,464
Available-for-sale securities investments (Note 12)	269,736	407,944	58,756
Other long-term assets (Note 13)	1,936,307	510,821	73,574
Goodwill (Note 14)	108,781	367,106	52,874

Total non-current assets	7,882,246	10,513,581	1,514,270

Total assets	20,035,522	25,094,453	3,614,353

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and par value data)

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
			Note 2(aa)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB48,178 and RMB22,471 as of December 31, 2015 and December 31, 2016, respectively)	6,645,262	8,333,610	1,200,290
Advance from customers (Including advance from customers of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB879,848 and RMB1,211,643 as of December 31, 2015 and December 31, 2016, respectively)	2,009,578	2,699,981	388,878
Accrued expenses and other current liabilities (Note 15) (Including accrued expenses and other current liabilities of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB1,127,270 and RMB1,257,667 as of December 31, 2015 and December 31, 2016, respectively).	3,104,622	3,322,599	478,554
Amounts due to related parties (Note 26(b)) (Including amounts due to related parties of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB82,994 and RMB591 as of December 31, 2015 and December 31, 2016, respectively)	206,966	52,729	7,595
Deferred income (Including deferred income of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB95,643 and RMB16,222 as of December 31, 2015 and December 31, 2016, respectively)	104,531	174,547	25,140
Short term loans (Note 17) (Including short term loans of the consolidated VIE and VIE's subsidiaries without recourse to the Company of nil and nil as of December 31, 2015 and December 31, 2016)	95,000	—	—

Total current liabilities	12,165,959	14,583,466	2,100,457

NON-CURRENT LIABILITIES
Deferred tax liability (Note 23) (Including deferred tax liability of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB116 and RMB4,904 as of December 31, 2015 and December 31, 2016, respectively)	175,416	100,583	14,487
Deferred income (Including deferred income of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB3,573 and RMB1,928 as of December 31, 2015 and December 31, 2016, respectively)	22,699	246,902	35,561
Convertible senior notes (Note 18)	4,058,181	4,381,698	631,096

Total non-current liabilities	4,256,296	4,729,183	681,144

Total liabilities	16,422,255	19,312,649	2,781,601

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and par value data)

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
			Note 2(aa)
EQUITY:
Class A ordinary shares(US$0.0001 par value, 483,489,642 shares authorized, and 100,085,519 and 101,508,264 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	65	66	9
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	11	11	2
Treasury shares, at cost (1,614,135 and 1,356,918 Class A shares as of December 31, 2015 and December 31, 2016, respectively (Note 21)	(844,711)	(707,441)	(101,893)
Additional paid-in capital	2,838,591	3,130,126	450,832
Retained earnings	1,616,209	3,653,026	526,145
Accumulated other comprehensive loss	(70,981)	(343,608)	(49,490)

Total Vipshop Holdings Limited shareholders' equity	3,539,184	5,732,180	825,605
Non-controlling interests	74,083	49,624	7,147

Total shareholders' equity	3,613,267	5,781,804	832,752

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	20,035,522	25,094,453	3,614,353

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$ Note 2(aa)
Product revenues	22,685,111	39,409,961	55,281,900	7,962,250
Other revenues	444,202	793,251	1,309,402	188,593

Total net revenues	23,129,313	40,203,212	56,591,302	8,150,843
Cost of goods sold (including inventory write-down of RMB218,108, RMB293,946 and RMB303,233 for the years ended December 31, 2014, 2015 and 2016, respectively)	(17,378,044)	(30,306,723)	(42,994,688)	(6,192,523)

Gross profit	5,751,269	9,896,489	13,596,614	1,958,320

Fulfillment expenses (including shipping and handling expenses of RMB1,174,296, RMB1,714,606 and RMB2,578,491 for the years ended December 31, 2014, 2015 and 2016, respectively) (Note 27(c))	(2,268,949)	(3,667,031)	(4,904,526)	(706,399)
Marketing expenses (Note 27(c))	(1,164,149)	(2,089,348)	(2,837,680)	(408,711)
Technology and content expenses (Note 27(c))	(670,998)	(1,076,520)	(1,563,582)	(225,203)
General and administrative expenses (Note 27(c))	(967,463)	(1,301,472)	(1,941,146)	(279,583)

Total operating expenses	(5,071,559)	(8,134,371)	(11,246,934)	(1,619,896)

Other operating income (Note 22)	153,977	308,431	358,029	51,567

Income from operations	833,687	2,070,549	2,707,709	389,991
Other non-operating income	20,300	—	—	—
Impairment loss of investments	(6,166)	(99,749)	(114,574)	(16,502)
Interest expenses	(75,249)	(85,762)	(85,195)	(12,271)
Interest income	288,622	267,208	107,044	15,418
Exchange (loss) gain	(853)	(101,726)	51,100	7,360

Income before income taxes and share of loss of affiliates	1,060,341	2,050,520	2,666,084	383,996
Income tax expense (Note 23)	(245,032)	(457,745)	(601,828)	(86,681)
Share of loss of affiliates	(62,716)	(84,063)	(71,489)	(10,297)

Net income	752,593	1,508,712	1,992,767	287,018
Net loss attributable to non-controlling interests	88,693	80,953	44,050	6,345

Net income attributable to Vipshop Holdings Limited's shareholders	841,286	1,589,665	2,036,817	293,363

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares for computing earnings per Class A and Class B ordinary share:
—Basic	113,310,682	115,736,092	115,958,088	115,958,088
—Diluted	120,227,584	120,168,063	125,817,183	125,817,183
Net earnings per Class A and Class B ordinary share (Note 24)
—Basic	7.42	13.74	17.57	2.53
—Diluted	7.00	13.23	16.86	2.43
Net income	752,593	1,508,712	1,992,767	287,018
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(1,709)	(55,653)	(288,956)	(41,618)
Unrealized loss of available-for-sales securities	—	(7,783)	(17,042)	(2,455)
Reclassification adjustment for losses included in net income	—	—	36,567	5,267

Comprehensive income	750,884	1,445,276	1,723,336	248,212

Less: Comprehensive loss attributable to non-controlling interests	(89,975)	(84,119)	(40,854)	(5,884)

Comprehensive income attributable to Vipshop Holdings Limited's shareholders	840,859	1,529,395	1,764,190	254,096

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders' Equity
	Class A ordinary shares		Class B ordinary shares
						Treasury Stock
									Accumulated other comprehensive loss
	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	No. of shares	Amount	Retained earnings (deficit)		Non- controlling interest	Total
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	95,155,614	62	16,510,358	11	2,297,549	—	—	(814,742)	(10,284)	—	1,472,596
Net income	—	—	—	—	—	—	—	841,286	—	(88,693)	752,593
Issuance of ordinary shares upon exercise of stock options	1,883,977	1	—	—	10,949	—	—	—	—	—	10,950
Issuance of ordinary shares upon vesting of shares awards	988,723	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	225,494	—	—	—	—	—	225,494
Non-controlling interest arising from business combinations	—	—	—	—	—	—	—	—	—	233,919	233,919
Other capital contribution	—	—	—	—	4,225	—	—	—	—	—	4,225
Foreign currency translation	—	—	—	—	—	—	—	—	(427)	(1,282)	(1,709)

Balance as of December 31, 2014	98,028,314	63	16,510,358	11	2,538,217	—	—	26,544	(10,711)	143,944	2,698,068

Net income	—	—	—	—	—	—	—	1,589,665	—	(80,953)	1,508,712
Issuance of ordinary shares upon exercise of stock options	956,587	2	—	—	6,321	—	—	—	—	—	6,323
Issuance of ordinary shares upon exercise of share awards	1,100,618	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	302,941	—	—	—	—	—	302,941
Non-controlling interest arising from business combinations	—	—	—	—	(1,417)	—	—	—	—	20,418	19,001
Purchase additional ownership interests in a subsidiary	—	—	—	—	(7,471)	—	—	—	—	(6,160)	(13,631)
Foreign currency translation	—	—	—	—	—	—	—	—	(52,487)	(3,166)	(55,653)
Fair value changes of available for sale securities	—	—	—	—	—	—	—	—	(7,783)	—	(7,783)
Repurchase of ordinary shares	—	—	—	—	—	(1,614,135)	(844,711)	—	—	—	(844,711)

Balance as of December 31, 2015	100,085,519	65	16,510,358	11	2,838,591	(1,614,135)	(844,711)	1,616,209	(70,981)	74,083	3,613,267

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders' Equity
	Class A ordinary shares		Class B ordinary shares
						Treasury Stock
									Accumulated other comprehensive income (loss)
	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	No. of shares	Amount	Retained earnings		Non- controlling interest	Total
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	100,085,519	65	16,510,358	11	2,838,591	(1,614,135)	(844,711)	1,616,209	(70,981)	74,083	3,613,267
Net income	—	—	—	—	—	—	—	2,036,817	—	(44,050)	1,992,767
Issuance of ordinary shares upon exercise of stock options	560,930	—	—	—	5,747	—	—	—	—	—	5,747
Issuance of ordinary shares upon vesting of shares awards	861,815	1	—	—	(1)	—	—	—	—	—	—
Re-issuance of treasury stock upon vesting of shares awards	—	—	—	—	(137,270)	257,217	137,270	—	—	—	—
Share-based compensation expense	—	—	—	—	475,653	—	—	—	—	—	475,653
Non-controlling interest arising from business combinations	—	—	—	—	—	—	—	—	—	73,637	73,637
Purchase additional ownership interests in subsidiaries	—	—	—	—	(52,594)	—	—	—	—	(59,042)	(111,636)
Capital contribution from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	1,800	1,800
Foreign currency translation	—	—	—	—	—	—	—	—	(292,152)	3,196	(288,956)
Fair value changes of available for sale securities	—	—	—	—	—	—	—	—	(17,042)	—	(17,042)
Reclassification adjustment for losses included in net income	—	—	—	—	—	—	—	—	36,567	—	36,567

Balance as of December 31, 2016	101,508,264	66	16,510,358	11	3,130,126	(1,356,918)	(707,441)	3,653,026	(343,608)	49,624	5,781,804

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				Note 2(aa)
Cash flows from operating activities:
Net income	752,593	1,508,712	1,992,767	287,018
Adjustments to reconcile net income to net cash by operating activities:
Allowance for doubtful debts	4,167	11,884	66,575	9,589
Write-offs for doubtful debts	—	—	(8,832)	(1,272)
Inventory write-down	218,108	293,946	303,233	43,674
Depreciation of property and equipment	109,990	291,401	610,976	87,999
Amortization of intangible assets	250,221	289,644	363,977	52,424
Amortization of land use rights	689	2,785	37,657	5,424
Impairment loss on intangible assets	16,907	—	—	—
Loss on disposal of property and equipment	196	1,688	10,499	1,512
Share-based compensation expenses	225,494	302,941	475,653	68,508
Share of loss of affiliates	62,716	84,063	71,489	10,297
Impairment loss of investments	6,166	99,749	114,574	16,502
Interest income on held-to-maturity securities	(119,615)	(133,027)	(31,855)	(4,588)
Amortization of debt issuance cost	26,701	33,453	35,824	5,160
Changes in operating assets and liabilities:
Accounts receivable	(22,950)	(279,165)	(1,951,397)	(281,060)
Amounts due from related parties	(30,991)	(865)	30,251	4,357
Other receivables and prepayments	(526,476)	(1,094,085)	(323,182)	(46,548)
Inventories	(2,129,050)	(1,272,336)	(685,018)	(98,663)
Deferred tax assets	(165,791)	31,146	(10,119)	(1,457)
Accounts payable	2,855,375	643,370	1,553,400	223,736
Advance from customers	625,167	585,624	690,402	99,439
Accrued expenses and other current liabilities	1,073,047	537,300	(305,221)	(43,962)
Amounts due to related parties	19,776	131,182	(186,533)	(26,866)
Deferred income	63,158	(86,880)	55,549	8,000
Deferred tax liability	(52,936)	(67,444)	(79,256)	(11,415)

Net cash generated from operating activities	3,262,662	1,915,086	2,831,413	407,808

Cash flows from investing activities:
Purchase of property and equipment	(1,588,910)	(2,183,228)	(1,967,645)	(283,400)
Purchase of land use right	(82,680)	(118,256)	(199,642)	(28,754)
Government subsidies for land use right	—	19,550	240,069	34,577
Deposit related to acquisition of land use right	(44,476)	(1,873,553)	(618,219)	(89,042)
Proceed from disposal of property and equipment	—	204	13,385	1,928
Purchase of other assets	(28,964)	(9,388)	(5,121)	(738)
Purchase of held-to-maturity securities	(6,317,500)	(5,540,000)	(2,165,000)	(311,824)
Proceed from redemption of held-to-maturity securities upon maturities	5,004,546	7,633,963	3,332,482	479,978
Investment in affiliates and other investments	(463,093)	(523,643)	(58,327)	(8,401)
Acquisition of subsidiaries, net of cash acquired of RMB125, RMB30,303 and RMB19,490 in 2014, 2015 and 2016, respectively	(687,233)	(39,198)	(106,365)	(15,321)
Investment in available-for-sale securities	—	(246,953)	(97,314)	(14,016)
Prepayment for investment in affiliates and other investments	(40,503)	(48,000)	—	—
Increase in entrusted loan to an investee	(4,167)	—	—	—
Loan to the employees	—	(9,207)	(46,305)	(6,669)
Withdrawal of deposit for other investment	—	—	9,000	1,296
(Increase) decrease in restricted cash	(400)	400	—	—

Net cash used in investing activities	(4,253,380)	(2,937,309)	(1,669,002)	(240,386)

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands)

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				Note 2(aa)
Cash flows from financing activities:
Proceeds from bank borrowings	1,053,992	669,463	3,000	432
Repayment to bank borrowings	(1,053,992)	(574,463)	(98,000)	(14,115)
Capital contributions from non-controlling interests	7,537	9,740	1,380	199
Acquisition of non-controlling interest	—	—	(111,636)	(16,079)
Repurchase of ordinary shares	—	(650,197)	(193,619)	(27,887)
Other capital contributions	4,225	—	—	—
Proceed from issuance of convertible notes	3,836,110	—	—	—
Issuance cost of convertible notes offering	(6,689)	—	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options	10,950	6,323	5,747	829

Net cash provided by (used in) financing activities	3,852,133	(539,134)	(393,128)	(56,621)
Effect of exchange rate changes	(96,928)	94,990	15,910	2,293

Net increase (decrease) in cash and cash equivalents	2,764,487	(1,466,367)	785,193	113,094
Cash and cash equivalents at beginning of the period	2,026,264	4,790,751	3,324,384	478,808

Cash and cash equivalents at end of the period	4,790,751	3,324,384	4,109,577	591,902

Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	57,851	85,775	85,195	12,271
Income tax paid	454,510	446,621	631,129	90,902
Supplemental disclosure of non-cash investing and financing activities:
Payables incurred for purchase of property and equipment	361,249	137,679	271,999	39,176
Payables for repurchase of ordinary shares (Note 15 & 21)	—	194,514	—	—
Payables for acquisition of a subsidiary (Note 3(b))	—	—	74,352	10,709

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and principal activities

        Vipshop Holdings Limited (the "Company") was incorporated in the Cayman Islands on August 27, 2010. The Company, through its subsidiaries, and variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group"), operate online platforms that offer high-quality branded products to consumers in the People's Republic of China (the "PRC") through flash sales on its vipshop.com, vip.com and lefeng.com online platform. Flash sale represents an online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time. The Group began offering services in 2008 through Guangzhou Vipshop Information Technology Co., Ltd. ("Vipshop Information"), a consolidated VIE incorporated in the PRC on August 22, 2008 by Mr. Eric Ya Shen ("Mr. Shen"), the Chairman and chief executive officer of the Company, Mr. Arthur Xiaobo Hong, the Vice Chairman of the Board of Directors of the Company (collectively, the "Founders"), and three other investors (the "Original Investors").

        On June 24, 2014, the Company and Ovation Entertainment Limited ("Ovation") have each designated a PRC citizen, namely, Mr. Shen by the Company and Mr. Zhihui Yu by Ovation, to be the nominee shareholders and established Shanghai Pinjian E-Commerce Co., Ltd., ("Lefeng Information") to carry out online retail services. Mr. Shen holds 75% of the equity interest in Lefeng Information, and Mr. Zhihui Yu holds the remaining 25%. On the same day, Lefeng (Shanghai) Information Technology Co., Limited entered into series of agreements with Lefeng Information and each of its individual shareholders that are disclosed in the Note 2(b).

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and principal activities (Continued)

        As of December 31, 2016, the Company's significant consolidated subsidiaries, VIEs and VIEs' subsidiaries consist of the following:

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholdings	Principal activities
Vipshop International Holdings Limited ("Vipshop HK")	October 22, 2010	Hong Kong	100%	Investment holding
Vipshop (China) Co., Ltd. (the "WFOE")	January 20, 2011	China	100%	Warehousing, logistics, procurement, research and development, consulting
Vipshop (Kunshan) E-Commerce Co., Ltd. ("Vipshop Kunshan")	August 2, 2011	China	100%	Warehousing and logistics
Vipshop (Jianyang) E-Commerce Co., Ltd. ("Vipshop Jianyang")	February 22, 2012	China	100%	Warehousing and logistics
Vipshop (Tianjin) E-Commerce Co., Ltd. ("Vipshop Tianjin")	July 31, 2012	China	100%	Warehousing and logistics
Guangzhou Pinwei Software Co., Ltd. ("Pinwei Software")	December 6, 2012	China	100%	Software development and information technology support
Vipshop (Zhuhai) E-Commerce Co., Ltd. ("Vipshop Zhuhai")	July 16, 2013	China	100%	Warehousing and logistics
Vipshop (Hubei) E-Commerce Co., Ltd. ("Vipshop Hubei")	July 4, 2013	China	100%	Warehousing and logistics
Shanghai Pinzhong Commercial Factoring Co., Ltd. ("Pinzhong Factoring")	August 9, 2013	China	100%	Business financing
Chongqing Vipshop E-Commerce Co., Ltd. ("Vipshop Chongqing")	October 22, 2013	China	100%	Warehousing and logistics
Vipshop (Zhaoqing) E-Commerce Co., Ltd. ("Vipshop Zhaoqing")	November 22, 2013	China	100%	Warehousing and logistics

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and principal activities (Continued)

Name of VIEs and VIEs' subsidiaries	Date of incorporation	Place of incorporation	Economic interest held	Principal activities
Guangzhou Vipshop Information Technology Co., Ltd.("Vipshop Information")	August 22, 2008	China	VIE	Online retail
Lefeng (Shanghai) Information Technology Co., Limited ("Lefeng Shanghai")	August 30, 2013	China	75%	Online retail

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

        As foreign-invested companies engaged in Internet-based businesses is subject to significant restrictions under current PRC laws and regulations, the Company and its PRC subsidiary, Vipshop China, as a wholly foreign owned enterprise ("WFOE"), are both restricted from holding the licenses that are necessary for the online operation in China. To comply with these restrictions, The Company conducts the online operations principally through Vipshop Information. Vipshop Information holds the licenses necessary to conduct the Internet-related operations of vipshop.com and vip.com in China.

        Since the Company does not have any equity interests in Vipshop Information, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary, the WFOE, entered into a series of contractual arrangements with Vipshop Information and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Vipshop Information shareholders' equity interests in it. Details of certain key agreements entered into between the WFOE, Vipshop Information and each of its individual shareholders on January 20, 2011 and amended on October 8, 2011 are as follows:

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

has the right to appoint any individual or entity to exercise the power of attorney on its behalf. Each power of attorney will remain in effect until the shareholder ceases to hold any equity interest in Vipshop Information.

        Amended and Restated Exclusive Business Cooperation Agreement:    The WFOE entered into an agreement with Vipshop Information to provide Vipshop Information with technical, consulting and other services. In considerations of these services, Vipshop Information shall pay the WFOE fees equal to 100% of its net income of Vipshop Information, provided that the WFOE, at its sole discretion, shall have the right to adjust the rate of the service through written notice. The WFOE is the exclusive provider of these services for a term of 10 years and may be extended for a period to be determined by the WFOE. The WFOE may terminate this agreement at any time by giving 30 days prior written notice. Vipshop Information has no right to terminate this agreement unless the WFOE commits gross negligence or fraud.

        Amended and Restated Equity Interest Pledge Agreements:    Each equity holder of Vipshop Information pledged all their respective equity interests in Vipshop Information as security to ensure that Vipshop Information fully performs its obligations under the Exclusive Business Cooperation Agreement, and pays the consulting and service fees to the WFOE when the fees becomes due. The agreement will remain in effect until all of the obligations of Vipshop Information under the Amended and Restated Exclusive Business Cooperation Agreement have been duly performed or terminated.

        Amended and Restated Exclusive Option Agreements:    Each equity holder of Vipshop Information granted the WFOE an irrevocable and exclusive right to purchase, or designate one or more persons to purchase, their equity interest in Vipshop Information at the WFOE's sole and absolute discretion to the extent permitted by the PRC laws. The purchase price is 10 Renminbi ("RMB") (US$1.44); if appraisal is required by laws of the PRC at the time when the WFOE exercises the option, the parties shall negotiate in good faith, to make necessary adjustments to the purchase price based on the appraisal result to comply with applicable laws of the PRC. The term of this agreement is ten years from the execution date of October 8, 2011, which may be extended for a period to be determined by the WFOE.

        Exclusive Purchase Framework Agreement:    The WFOE and Vipshop Information entered into this agreement during the third quarter of fiscal 2011. Under this agreement, Vipshop Information agrees to purchase products or services exclusively from the WFOE or its subsidiaries. Vipshop Information and its subsidiaries must not purchase from any third party products or services which the WFOE is capable of providing. The term of this agreement is ten years from September 1, 2011. If neither party objects in writing nor both parties remain cooperating at the expiration of the agreement, the parties will continue to be bound by this agreement until a new agreement is entered into. Vipshop Information must pay the WFOE for its products an amount, which includes a service fee, based on the unit price and the quantity of the products ordered by Vipshop Information. The WFOE may terminate this agreement at any time by giving 15 days' prior written notice. Vipshop Information has no right to terminate this agreement unless the WFOE commits gross negligence or fraud.

        In October 2012, the Company effected transfer of 10.4% of equity interest from one of the former shareholder of Vipshop Information to Mr. Shen, an existing shareholder of Vipshop Information. In August 2015, the Company effected transfer of 22.0% of equity interest from two of

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

the former shareholders of Vipshop Information to Mr. Shen and a concurrent capital increase of Vipshop Information from RMB24.5 million to RMB274.5 million as contributed by Mr. Shen. In December 2015, the Company effected a concurrent capital increase of Vipshop Information to RMB824.5 million as contributed by Mr. Shen. The Company amended the contractual arrangements the relevant entities had as explained above with Mr. Shen and Mr. Arthur Xiaobo Hong to reflect each transfer. As of December 31, 2016, shareholders of Vipshop Information include Mr. Shen and Mr. Arthur Xiaobo Hong, holding 99.23% and 0.77% of the total equity interests in Vipshop Information, respectively.

        The Company participated significantly in the design of Vipshop Information. Based on the Amended and Restated Equity Pledge Agreements, the Amended and Restated Exclusive Option Agreement, and the Power of Attorney Agreements dated January 20, 2011, the Company has the ability to effectively control Vipshop Information through the WFOE. The Company is also able to receive a majority of the economic benefits of Vipshop Information, because of its ability to effectively determine the service fees payable by Vipshop Information to the WFOE under the Amended and Restated Exclusive Business Cooperation Agreement, and through the Exclusive Purchase Framework Agreement. Therefore, the Company has determined that it is the primary beneficiary of Vipshop Information and has consolidated its respective results for the periods presented.

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

Risks in relation to the VIE structure

        The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The equity holders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are certain risks related to the VIE arrangements, which include but are not limited to the following:

  •
  If the Group's ownership structure, are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities, including the China Securities Regulatory Commission, would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of the WFOE, Vipshop Information, Lefeng Shanghai, or Lefeng Information, revoking the business licenses or operating licenses of the WFOE, Vipshop Information, Lefeng Shanghai, or Lefeng Information, shutting down the Group's servers or blocking the Group's websites, discontinuing or placing restrictions or onerous conditions on the Group's operations, requiring the Group to undergo a costly and disruptive restructuring, restricting or prohibiting the Group's use of various funding to finance its business and operations in China, and taking other regulatory or enforcement actions that could be harmful to the Group's business;

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

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

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

        The financial information of the Company's VIEs and VIEs' subsidiaries, including total assets, total liabilities, net revenues, total operating expenses, net income attributable to the Company and cashflows after intercompany eliminations are as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Total assets	4,673,422	3,396,705
Current Liabilities:
Accounts payable	(48,178)	(22,471)
Advance from customers	(879,848)	(1,211,643)
Accrued expenses and other current liabilities	(1,127,270)	(1,257,667)
Amounts due to related parties	(82,994)	(591)
Deferred income	(95,643)	(16,222)

Total current liabilities	(2,233,933)	(2,508,594)

Deferred tax liability	(116)	(4,904)
Deferred income	(3,573)	(1,928)

Total liabilities	(2,237,622)	(2,515,426)

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net revenues	18,794,999	7,388,637	5,500,226
Total operating expenses	(2,269,740)	(1,542,401)	(1,740,370)
Net income	162,955	226,986	230,954

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net cash provided by (used in) operating activities (Note a)	1,052,069	(1,363,805)	(1,192,894)
Net cash (used in) provided by investing activities	(890,327)	1,018,250	626,798
Net cash provided by (used in) financing activities	12,665	809,740	(108,779)

Note a:	Cash flows provided by (used in) operating activities in 2014, 2015 and 2016 include amounts due to the Group's subsidiaries of RMB718,759, RMB(1,649,956) and RMB(994,474).

        There are no consolidated VIEs' assets that are collateral for the VIEs' obligations or are restricted solely to settle the VIEs' obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(c)   Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The Group's management based their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group's financial statements include inventory write-down, valuation of goodwill and intangible assets acquired in the business acquisitions and acquisition of significant equity affiliates both on the acquisition dates and at the time of impairment assessments, valuation of significant other investments impairment assessment and valuation of receivables arising from customer financing. Changes in facts and circumstances may result in revised estimates.

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

(f)    Inventories

        Inventory used to be stated at the lower of cost or market before 2016. The Group early adopted Accounting Standard Update ("ASU") 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory and applied it prospectively from 2016. Upon the adoption of this new accounting guidance, inventory is stated at the lower of cost or net realisable value. Cost of inventory is determined using the weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs, disposal, and transportation. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value for slow-moving merchandise and damaged goods. The amount of write down is also dependent upon factors such as whether the goods are returnable to vendors, inventory aging, historical and forecasted consumer demand, and promotional environment.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

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

(g)   Accounts receivable from customer financing business

        Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Group establishes an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected.

        The Group recorded the allowance for the uncollectible accounts receivables in the amount of nil and RMB43,641 in relation to receivables from customer financing business as of December 31, 2015 and 2016.

(h)   Other receivable from supplier financing business

        Other receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Group establishes an allowance for uncollectible other receivable based on estimates, historical experience and other factors surrounding the credit risk of specific suppliers. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected.

        The Group recorded the allowance for the uncollectible other receivables in the amount of RMB11,884 and RMB21,942 in relation to receivables from supplier financing business as of December 31, 2015 and 2016, respectively.

(i)    Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation and impairment losses. Gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

        Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows, taking into account the assets' estimated residual value:

Classification	Estimated useful life
Buildings	20 years
Furniture, fixtures and equipment	2 to 10 years
Leasehold improvements	Shorter of lease term or the estimated useful life of lease improvements
Motor vehicles	5 years
Software	3 years

        Direct and incremental costs related to the construction of assets, including costs under the construction contracts, duties and tariffs, equipment installation and shipping costs, are capitalized. Management estimates the residual value of its furniture, fixtures and equipment and motor vehicles to be 5%.

(j)    Capitalization of interest

        Interest and amortization of deferred financing costs incurred on funds used to construct the Group's warehouses during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group's convertible senior notes due 2019 at interest of 1.5%. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group's outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to RMB84,281, RMB94,077 and RMB99,437, of which RMB9,033, RMB8,315 and RMB14,242 were capitalized for the years ended December 31, 2014, 2015 and 2016, respectively.

(k)   Land use rights

        Land use rights represent amounts paid for the Group's lease for the use right of lands located in Zhaoqing City, Tianjin City, Qingdao City, Ezhou City, Zhengzhou City, Guangzhou City and Jianyang City of PRC. Amounts are charged to earnings ratably over the term of the lease of 50 years.

(l)    Intangible assets, net

        Acquired intangible assets mainly consist of domain name, customer relationship, non-compete agreements, trademarks and payment license acquired from third parties and from business combination.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

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

        Alternatively, intangible assets acquired in a business combination with indefinite lives are carried out cost less than subsequent accumulated impairment loss. Cost to renew or extend the term of a recognized intangible asset is charged to profit or loss as incurred in the consolidated statements of income and comprehensive income.

        Estimated economic lives of the intangible assets are as follows:

Classification	Estimated economic life
Customer relationship	4 - 14 years
Trademarks	2 - 5 years
Non-compete agreement	3 years
Domain name	2 - 3 years
Payment license	Indefinite life

(m)  Investment in affiliates

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

        The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group assess its equity investments for other-than-temporary impairment by considering all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing needs, the Group's intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, and the severity and duration of the impairment. The Group has recorded impairment losses in the periods presented. As of December 31, 2015 and 2016, the accumulated impairment loss of investments were RMB58,510 and RMB58,510, respectively. The other-than-temporary impairment recorded in 2015 on the equity affiliate due to sustained depression of the affiliate's expected results of operations.

(n)   Other investments

        Other investments represent investments in equity security of private companies which the Group owes equity interest, over which the Group exerts no significant influence and are measured initially at cost.

        The Group reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Certain of the Group's investments are in development stage companies whose success depends on factors including the ability of the investee companies to raise additional funds in financial markets that can be volatile and other key business factors, any of which may impact the Company's ability to recover its investments. At Decemer 31, 2015 and 2016, the accumulated impairment loss of invesetments were RMB41,239 and RMB110,608, respectively.

(o)   Available for sale securities

        The Group invests in marketable equity securities and debt securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The assessment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair values. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders' equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of income and comprehensive income. The fair values of the investments would not be adjusted for subsequent recoveries in fair values. The Group recorded nil, nil and RMB48,634 of impairment on available-for-sale securities for the years ended December 31, 2014, 2015 and 2016.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(p)   Impairment of long-lived assets (other than goodwill and intangible assets with indefinite life)

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group recorded no impairment for the years ended December 31, 2014, 2015 and 2016, respectively.

(q)   Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

        Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with Accounting Standards Codification ("ASC") 350-20, a company firstly has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a two-step quantitative impairment test is mandatory. The Company may also elect to proceed directly to the two-step impairment test without considering qualitative factors.

        The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit and their carrying amounts will be recorded.

        Application of impairment test for goodwill requires significant management judgment, including the identification of the reporting unit, assigning assets, liabilities and goodwill to each reporting unit, and determining the fair value of each reporting unit. The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding reporting unit's future operating performance are revenue growth rates, costs of goods and operating expenses growth rates, discount rates and terminal values. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

        In 2015, management has conducted step 1 of the quantitative impairment test to compare the carrying value of the reporting unit, including assigned goodwill, to its respective fair value. The fair value of the reporting unit was estimated by using the income approach.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

        Based on the quantitative test, it was determined that the fair value of the reporting unit tested exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was not required. The management concluded that goodwill was not impaired as of December 31, 2015.

        In 2016, management has conducted the qualitative impairment test to compare the carrying value of the reporting units, including assigned goodwill, to its respective fair value.

        Based on the qualitative impairment assessment, it was determined that it is more likely than not the fair values of the reporting units tested exceeded their carrying amounts and, therefore, quantitative impairment test for goodwill was not required. The management concluded that goodwill were not impaired as of December 31, 2016.

(r)   Intangible assets with indefinite lives

        Intangible assets with indefinite lives represents the purchase price of the payment license in a business combination.

        The payment license was determined to have an indefinite life. In determining its indefinite life, the Company considered the following: the expected use of the intangible; the longevity of the license; the legal, regulatory and contractual provisions that affect their maximum useful life; the Company's ability to renew or extend the asset's legal or contractual life without substantial costs; effects of the regulatory environment; maintenance expenditures required to obtain the expected future cash flows from the asset; and considerations for obsolescence, demand, competition and other economic factors.

        Intangible assets with indefinite lives is not amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.

        In 2016, management has conducted the qualitative impairment test and the qualitative assessment indicated that it is more likely than not that the Company's indefinite lived intangible assets are not impaired.

(s)   Business combinations and non-controlling interests

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

        For the Group's majority-owned subsidiaries and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of income and comprehensive income includes the net income (loss) attributable to non-controlling interests. The cumulative results of

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

operations attributable to non-controlling interests, are recorded as non-controlling interests in the Group's consolidated balance sheets.

(t)    Debt issuance costs and debt discounts

        Debt issuance costs and debt discounts are amortized as interest expense, using the effective interest method, through the earlier of the maturity date of the Convertible Senior Notes or the date of redemption, if any. Debt issuance costs and debt discounts are recorded as a direct deduction from the face amount of Convertible Senior Notes.

(u)   Revenue recognition

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

        Revenue was recorded on a gross basis, net of surcharges and value added tax ("VAT") which is mainly 17% of gross sales. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group recorded revenue on a gross basis because the Group has the following indicators for gross reporting: it is the primary obligor of the sales arrangements, is subject to inventory risks of physical loss, has latitude in establishing prices, has discretion in suppliers' selection and assumes credit risks on receivables from customers. The Group also retains some of general inventory risks despite its arrangements to return goods to some vendors within limited time periods.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

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

        Effective from January 1, 2015, the Company started to adopt a new membership reward points program (the "2015 Reward Program"). Under the 2015 Reward Program, the Company grants Weipin Coin to the customers when they purchase goods from vipshop.com platforms. Customers earn Weipin Coins for purchases made on the Group's platforms. Weipin Coin can be either exchanged into coupons to be used in connection with subsequent purchases, or directly offset against payments when customers make their future purchases. The Group accrued liabilities for the estimated value of the Weipin Coins earned and expected to be redeemed, which were based on all outstanding reward points related to prior purchases at the end of each reporting period, as the Group does not have sufficient historical data to reasonably estimate the usage rate of these new reward points.

        These liabilities reflect management's best estimate of the cost of future redemptions. As of December 31, 2015 and 2016, the Group recorded deferred revenue related to rewards earned from prior purchases of RMB87,019 and RMB117,617 respectively.

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

        Credit sales and amounts collected by delivery service providers but not yet remitted to the Group are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery and unused prepaid cards credits are classified as advances from customers. Revenues include fees charged to customers for shipping and handling expenses. The Company pays fees to the delivery service providers and records such fees as shipping and handling expenses.

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

        The Group recognizes other revenue from providing logistic services to external customers, revenue from logistic services are recognized upon the completion of the performance of services.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

        The Group conducts product promotion activities for certain brands on its website, including advanced and prominent placement of vendors' products on its website, and technical consultations services related to on-line advertising. Moreover, the Group also provide inventory and warehouse management services to certain suppliers. These revenues are recognized over the period during which the services are provided and the revenues are earned, net of 6% or 11% VAT, in certain pilot locations as a result of the pilot VAT reform program.

(v)   Cost of goods sold

        Cost of goods sold consists primarily of cost of merchandise sold and inventory write-down. The amounts of inventory write-down were RMB218,108, RMB293,946 and RMB303,233 for the years ended December 31, 2014, 2015 and 2016, respectively. Cost of goods sold does not include fulfillment expenses, therefore the Group's cost of goods sold may not be comparable to other companies which include such expenses in their cost of goods sold.

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

(w)  Fulfillment expenses

        Fulfillment expenses primarily consist of payroll, bonus and benefits of logistics staff, logistics centers rental expenses, shipping and handling expenses and packaging expenses.

(x)   Marketing expenses

        Marketing expenses primarily consist of payroll, bonus and benefits of marketing staff, advertising costs, agency fees and costs for promotional materials.

        Advertising expenses are charged to the statements of income and comprehensive income in the period incurred. The amounts of advertising expenses incurred were RMB787,687, RMB1,022,398 and RMB1,671,779 for the years ended December 31, 2014, 2015 and 2016, respectively.

(y)   Technology and content expenses

        Technology and content expenses primarily consist of payroll, bonus and benefits of the staff in the technology and system department, telecommunications expenses, model fees and photography expenses.

(z)   General and administrative expenses

        General and administrative expenses primarily consist of payroll, bonus and benefit costs for retail and corporate employees, legal, finance, information systems, rental expenses and other corporate overhead costs.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(aa) Foreign Currency Transactions and Translations

        The functional currency of the Company, Vipshop HK and Lefeng.com Limited are the United States dollar ("US dollar"). The functional currency of all the other significant subsidiaries and the variable interest entities is RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income and comprehensive income.

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's cash and cash equivalents denominated in RMB amounted to RMB3,216,485 and RMB4,021,551 at December 31, 2015 and 2016, respectively.

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

(ab) Convenience translation

        Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2016 are solely for the convenience of the readers and were calculated at the rate of 6.9430 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 30, 2016, or at any other rate.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(ac) Income Taxes

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

(ad) Value added taxes

        The Company's PRC subsidiaries are subject to VAT at rates ranged from 6% to 17% on proceeds received from customers, and are entitled to a deduction for VAT already paid or borne on the goods purchased by it and utilized in the production of goods that have generated the gross sales proceeds and service incurred. The VAT balance is recorded either in other current liabilities or other current receivables on the consolidated balance sheets.

(ae) Comprehensive income (loss)

        Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income (loss) is reported in the consolidated statements of income and comprehensive income, and other comprehensive income (loss) includes foreign currency translation adjustments and unrealized gain or loss of available-for-sales securities.

(af)  Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, held-to-maturity securities, amounts due from related parties, other receivables and prepayments. The Group places its cash and cash equivalents and held-to-maturity securities with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise of amounts receivable from product delivery service providers, receivables from consumer and supplier financing services. There are no significant credit risk concentrated with any specific de livery service providers, end customers under consumer financing, or suppliers under financing service arrangements.

        Account receivables from product delivery service providers relates to amounts collected from customers by the service providers when products are delivered. The Group conducts a credit evaluation of these service providers and require a certain amount of security deposits from them to manage its credit risk. The principal amounts of all held-to-maturity securities are guaranteed by the issuers. Amounts due from related parties are prepayments related to purchases of goods from the entities controlled by shareholders of the Company. Due to the nature of the relationship, the

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

Company considers there to be no collection risks in regard to amounts due from related parties. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates of factors surrounding the credit risk of delivery service providers, end customers, suppliers and other information.

(ag) Fair value of financial instruments

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

Measured at fair value on a recurring basis

        The Group's financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2016 include available-for-sale securities investments. As of December 31, 2015 and 2016, information about inputs into the fair value

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Available-for-sale investments—marketable equity securities	254,736	254,736	—	—
Available-for-sale investments—debt security	15,000	—	15,000	—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Available-for-sale investments—marketable equity securities	240,889	240,889	—	—
Available-for-sale investments—debt security	167,055	—	167,055	—

        Available-for-sale securities investments represent the marketable equity securities and debt securities invested by the Group. The marketable equity securities are carried at fair values. The Group measures its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. The debt securities consist of investments in private companies' redeemable shares that has stated maturity and pay a prospective fixed rate of return. The investment is recorded at fair value on a recurring basis. The fair value is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement.

        As of December 31, 2015 and 2016, gross unrealized gains of RMB2,498 and RMB11,742 and gross unrealized losses of RMB10,281 and nil were recorded on listed equity securities, respectively. Impairment charges of nil and RMB48,634 were recorded for years ended December 31, 2015 and 2016, respectively.

Measured at fair value on a non-recurring basis

        Other than the impaired intangible assets (Note 9), investment in affiliates (Note 10), and other investments (Note 11), the Group did not have any assets and liabilities that were measured at fair value on a nonrecurring basis. The estimated fair values of the impaired intangible assets, investment in affiliates and other investments at the time of impairment test were estimated by applying unobservable

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

inputs to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

        The carrying values of the Group's financial instruments, including cash and cash equivalents, accounts receivable, other receivables, accounts payable, other current liabilities, amounts due from and to related parties, approximate their fair values due to the short term nature of these instruments. The estimated fair value of convertible senior notes as of December 31, 2015 and 2016 were approximately RMB4,346,278 and RMB4,382,445, respectively, as compared to its carrying value of RMB4,058,181 and RMB4,381,698, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement.

        The carrying value of the Group's short-term held-to-maturity securities securities approximate their fair values due to the short term nature and significant inputs are observable or can be derived principally from, or corroborated by, observable market data (Level 2).

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

(ah) Operating leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the statements of income and comprehensive income on a straight-line basis over the lease periods.

(ai)  Share-based Compensation

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

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

(aj)  Earnings per share

        Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(ak) Treasury stock

        Treasury stock represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The cost of treasury stock is transfered to "additional paid-in capital" when it was re-issued for the purpose of stock options exercised and share awards.

(al)  Recent Changes in Accounting Standards

        In May 2014, the Financial Accounting Standards Board ("FASB") issued, ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting guidance also requires additional disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfil a contract. ASU 2014-09 can be adopted using one of two retrospective application methods. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date", which defers the effective date of ASU 2014-09 by one year, to fiscal years beginning after December 15, 2017, and interim periods therein.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

        Additionally, the FASB issued the following various updates affecting the guidance in ASU 2014-09. The effective dates and transition requirements are the same as those in ASC Topic 606 above. In March 2016, FASB issued an amendment to the standard, ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations" Under the amendment, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (as an agent). The Group currently expects to adopt ASU 2014-09 and ASU 2016-08 and related topics in its first quarter of 2018, and is evaluating which transition approach to use. In April 2016, FASB issued ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing", to clarify identifying performance obligations and the licensing implementation guidance, which retaining the related principles for those areas. In May 2016, the FASB issued ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients". This update addresses narrow-scope improvements to the guidance on collectability, noncash consideration and completed contracts at transition. The update provides a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. Then, in December 2016, the FASB issued ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers". The updates in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements. The Group plans to adopt these ASU beginning in the first quarter of fiscal 2018.

        In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740)": Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. The guidance will be applied prospectively upon its effective date by the Group. The Group expects upon adoption of this guidance, the Group's deferred tax assets and deferred tax liabiltiies will be classified to noncurrent.

        In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The guidance should be applied prospectively upon its effective date. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements, but it is not expected to have a significant impact.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)", which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors' accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements, but expects that it will have an impact on the Group's assets and liabilities.

        In March 2016, the FASB issued ASU 2016-07 "Investment—Equity Method and Joint Ventures", which eliminate the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group does not anticipate that the adoption of ASU 2016-07 will have a material impact on the consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09 "Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-based Payment Accounting", which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The guidance should be applied prospectively upon its effective date. The Group does not expect the adoption of ASU 2016-09 to have a material impact on the consolidated financial statements.

        In June, 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group will apply the amendments in this guidance through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230)". The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. This guidance will be adopted retrospectively by the Group to all periods presented. The Group does not anticipate that the adoption of ASU 2016-15 will have a material impact on the consolidated financial statements.

        In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740)". Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods. This guidance will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Group does not anticipate that the adoption of ASU 2016-16 will have a material impact on the consolidated financial statements.

        In October, 2016, the FASB issued ASU 2016-17, "Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control" which amends the guidance in U.S. GAAP on related parties that are under common control. Specifically, the new ASU requires that a single decision maker consider indirect interests held by related parties under common control on a proportionate basis in a manner consistent with its evaluation of indirect interests held through other related parties. That is, the single decision maker does not consider indirect interests held through

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

related parties as equivalent to direct interests in determining whether it meets the economics criterion to be a primary beneficiary. The ASU does not change the need for a single decision that has determined that it individually does not meet the criterion to be a primary beneficiary to then evaluate whether the related-party group meets these conditions and, if so, to determine whether the single decision maker is the party most closely associated with the variable interest entity in the related-party group. The guidance in ASU 2016-17 is effective for annual periods beginning on or after December 15, 2016, including interim and annual periods. Entities that have not yet adopted ASU 2015-02 are required to adopt the guidance in ASU 2016-17 at the same time they adopt the amendments in ASU 2015-02. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The guidance should be applied prospectively upon its effective date. The effect of ASU 2017-01 on the consolidated financial statements will be dependent on any future acquisitions.

        In January 2017, the FASB issued ASU 2017-04, "Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment". The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The guidance should be applied prospectively upon its effective date. The Group does not anticipate that the adoption of ASU 2017-04 will have a material impact on the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

3. Significant acquisition and equity transactions

(a)   Acquisitions in 2015

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

        The Group made series of investments into Zhengzhou Andaxin Transportation Co., Ltd. ("Zhengzhou Andaxin") which is a PRC registered company that provides logistic services in 2015, and held 90% equity interest of Zhengzhou Andaxin as of December 31, 2015 with total consideration of RMB25,251. The financial results of Zhengzhou Andaxin are immaterial to the Group's net assets and results of operations. The acquisition was accounted for as a purchase and the results of Zhengzhou Andaxin are included in the Group's consolidated results from the acquisition date. The Group recorded RMB17,807 in goodwill related to the acquisition. No additional intangible asset was identified during this acquisition.

        During the year ended December 31, 2015, the Group acquired equity interests of certain logistic companies and another service entity with voting right over than 50%. The acquisitions are not individually and in aggregate significant to the Group's net assets and results of operations. These acquisitions have an aggregate purchase price of RMB47,516. The acquisitions were accounted for under purchase accounting and the results of these logistic companies are included in the Group's consolidated results from the acquisition dates. The Group recorded RMB19,917 in goodwill related to the acquisitions of these logistic companies. No additional intangible asset was identified during these acquisitions.

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

(b)   Acquisitions in 2016

        In February 2015, the Group acquired a 42.61% equity interest of Feiyuan Logistic Company Ltd. and its subsidiaries ("Feiyuan") and obtained significant influence over it. As a result, Feiyuan become an equity affiliate of the Group. Feiyuan is a company principally providing warehousing, express, transportation and distribution services to E-commerce companies in southeast China.

        In January 2016, the Group acquired additional equity interest of 26.18% in Feiyuan with a cash consideration of RMB65,452 and Feiyuan become subsidiaries of the Group since then, as the Group has control over its operating and financing decisions.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

3. Significant acquisition and equity transactions (Continued)

        The acquisition had been accounted for as a business combination, and the results of operations of Feiyuan have been included in the Group's consolidated financial statements from the acquisition date. The Group made estimates and judgments in determining the fair values of acquired assets and liabilities, based on an independent valuation report and management's experiences with similar assets and liabilities. The following table summarizes the estimated fair values for major classes of assets acquired and liabilities assumed at the date of acquisition:

	RMB	Weighted average amortization period at the acquisition date (in years)
Net tangible liabilities acquired	(18,388)
Intangible assets—customer relationship	17,693	14
Goodwill	210,669
Deferred tax liabilities	(4,423)
Non-controlling interest	(59,851)

Total consideration	145,700

Consideration transferred
Cash	65,452
Fair value of the Group's previously held equity interests in Feiyuan (Note)	80,248

Total consideration	145,700

Note:	The fair value of the Group's previously held equity interests in Feiyuan as at the acquisition date was determined by using the discounted cash flow model. The key inputs from this valuation include a risk-adjusted discount rate and discount of lack of control. No gain or loss was recognized as a result of remeasuring to fair value of the previously held equity interests in Feiyuan.

        In May 2016, the Group acquired additional non-controlling equity interest of 28.19% in Feiyuan with a cash consideration of RMB110,001, which did not result in change in control and was accounted for as equity transaction. After these transactions, the Group hold 96.98% equity interest of Feiyuan.

        In September 2016, the Group completed the acquisition of Zhejiang Ebatong Technology Co. ("Ebatong"), following the completion of the transaction, Ebatong became a wholly-owned subsidiary of the Group. Ebatong is a company which principally provides third party payment service to customers, acquisition of Ebatong was primarily for the purpose of developing the Company's internet payment channel. After the acquisition, Ebatong changed its business registration into Zhejaing Vipshop Payment Co., Ltd.

        The total cash consideration was RMB410,417 in which RMB336,065 was paid during the year ended December 31, 2016 and the remaining amount of RMB74,352 was included in the other payables.

        The acquisition cost amounted to RMB4,000 was recorded in general and administrative expenses when it incurred.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

3. Significant acquisition and equity transactions (Continued)

        The acquisition had been accounted for as a business combination and the results of operations of Ebatong have been included in the Group's consolidated financial statements from the acquisition date. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent valuation report and management's experiences with similar assets and liabilities. The following table summarizes the estimated fair values for major classes of assets acquired and liabilities assumed at the date of acquisition:

	RMB	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	95,332
Intangible assets—Payment license	319,660	Indefinite life
Goodwill	13,291

Total consideration	428,283

Consideration transferred and liabilities assumed
Cash	410,417
Other receivables	17,866

Total consideration	428,283

        During the year ended December 31, 2016, the Group acquired additional equity interests of certain logistic companies and obtained over 50% voting right. The acquisitions are not individually and in aggregate significant to the Group's net assets and results of operations. These acquisitions have an aggregate purchase price of RMB50,218. The acquisitions were accounted for under purchase accounting and the results of these logistic companies are included in the Group's consolidated results from the acquisition dates. The Group recorded RMB34,365 in goodwill related to the acquisitions of these logistic companies. No additional intangible asset was identified during these acquisitions.

        Based on the assessment of the acquired companies' financial performance made by the Group, acquired companies including its subsidiaries during 2016 are not considered material to the consolidated results of operations both individually and in aggregate. Thus pro forma results of operations for these acquisitions in 2016 as well as the results of operations since the date of acquisitions to the period end have not been presented. None of the goodwill recognized during the acquisitions is expected to be deductible for income tax purposes.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

4. Accounts Receivable, Net

	As of December 31,
	2015	2016
	RMB	RMB
Components of accounts receivable are as follows:
Delivery service providers (Note a)	135,050	209,340
Other trade receivables (Note b)	190,792	2,165,639
Other	25,581	5,148

Subtotal	351,423	2,380,127

Less: allowance for doubtful debts	—	(46,209)
Total	351,423	2,333,918

No individual accounts receivable consists more than 10% of the account receivable as of December 31, 2015 and 2016.

Note a:	For certain sales transactions, delivery service providers will collect payments from the Group's customers upon delivery of goods, and remit such payments back to the Group on a periodic basis.
Note b:	The Group provides consumer financing to certain customers as part of the Group's internet financing activities conducted since 2015.

        The movement of allowance for doubtful debts during the years are as follow:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Allowance for doubtful debts:
Balance at beginning of the year	—	—	—
Allowance during the year	—	—	(53,316)
Write-offs during the year	—	—	7,107

Balance at end of the year	—	—	(46,209)

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Other Receivables and Prepayments, Net

	As of December 31,
	2015	2016
	RMB	RMB
Components of other receivables and prepayments are as follows:
Deposits (Note a)	210,758	236,066
Cash advanced to staff	8,241	16,272
Loan to staff	12,099	12,467
VAT receivable	473,932	555,899
Interest receivable	86,545	16,905
Advances to suppliers related to financing activities (Note b)	559,857	877,697
Advances to suppliers related to procurement activities	377,837	263,001
Prepaid expense	52,383	92,452
Receivables on behalf of staffs for options exercised and non-vested shares vested	41,111	31,249
Others	58,582	215,235
Less: allowance for doubtful debts (Note c)	(11,884)	(23,418)

Total	1,869,461	2,293,825

Note a:	Deposits consist of amounts paid to vendors for advertising and rentals.
Note b:
The Group provides financing to some of its suppliers by advancing them cash, and held portions of accounts payables the Group owes to them as pledges or procurements are expected to be made by the Group from the suppliers in the near term.
Note c:
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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Other Receivables and Prepayments, Net (Continued)

        The movement of allowance for doubtful debts during the years are as follow:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Allowance for doubtful debts:
Balance at beginning of the year	—	(4,167)	(11,884)
Allowance during the year	(4,167)	(11,884)	(13,259)
Write-offs during the year	—	4,167	1,725

Balance at end of the year	(4,167)	(11,884)	(23,418)

6. Held-to-Maturity Securities

        As of December 31, 2015 and 2016, the Group's held-to-maturity securities consist of debt securities carried at amortized cost of RMB1,807,403 and RMB671,776 respectively, which approximate the aggregate fair value. All of these securities mature within one year and are classified as current asset. The amount of unrealized holding gain as of December 31, 2015 and 2016 was RMB17,403 and RMB1,776 respectively.

        The held-to-maturity securities all consist of wealth management products purchased from third-party financial institutions with high credit ratings in China. These debt securities have fixed maturity dates and pay a target return on the amount invested. In addition, the principals of these securities are fully guaranteed and early redemption is not allowed.

        There has been no impairment recognized and no sales of any held-to-maturity securities before maturities during the periods presented.

7. Property and Equipment, Net

	As of December 31,
	2015	2016
	RMB	RMB
Cost:
Building	2,021,245	2,525,064
Furniture, fixtures and equipment	1,078,365	1,602,608
Leasehold improvements	118,043	252,331
Motor vehicles	58,555	117,661
Software	13,395	147,329
Construction in process	158,842	893,275

Sub-total	3,448,445	5,538,268
Less: accumulated depreciation	(498,841)	(1,070,817)

Property and equipment, net	2,949,604	4,467,451

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

7. Property and Equipment, Net (Continued)

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Depreciation expenses were charged to:
Fulfillment expenses	28,634	145,375	289,338
Marketing expenses	2,293	2,694	296
Technology and content expenses	65,268	132,448	262,073
General and administrative expenses	13,795	10,884	59,269

Total	109,990	291,401	610,976

8. Land Use Rights, Net

	As of December 31,
	2015	2016
	RMB	RMB
Cost:
Land in Zhaoqing City	112,457	187,081
Land in Tianjing City	37,905	37,905
Land in Jianyang City	50,574	143,452
Land in Ezhou City	—	241,927
Land in Zhengzhou City	—	24,776
Land in Qingdao City	—	68,631
Land in Guangzhou City	—	1,736,417

Sub-total	200,936	2,440,189

Less: Accumulated amortization	(3,474)	(41,131)

Land use rights, net	197,462	2,399,058

        The expiry dates of the land use rights are from October 2064 to August 2065. Expenses charged were RMB689, RMB2,785 and RMB37,657 for the years ended December 31, 2014, 2015 and 2016, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

9. Intangible Assets, Net

	As of December 31, 2015				As of December 31, 2016
	Cost	Accumulated amortization	Impairment	Net amount	Cost	Accumulated amortization	Impairment	Net amount
	RMB	(Note a)						RMB
Domain names	14,983	(11,869)	—	3,114	15,927	(15,927)	—	—
Customer Relationships	295,610	(116,954)	—	178,656	313,303	(202,418)	—	110,885
Trademarks	893,390	(360,167)	—	533,223	898,514	(611,359)	—	287,155
Non-compete agreement	70,127	(43,830)	—	26,297	70,127	(67,102)	—	3,025
Payment license (Note b)	—	—	—	—	319,660	—	—	319,660
Others	28,448	(8,462)	(16,907)	3,079	29,782	(8,453)	(16,907)	4,422

Total	1,302,558	(541,282)	(16,907)	744,369	1,647,313	(905,259)	(16,907)	725,147

Note:

(a)
Amortization expenses for intangible assets were RMB250,221, RMB289,644 and RMB363,977 for the years ended December 31, 2014, 2015 and 2016, respectively. The Group expects to record amortization expenses of RMB340,707, RMB46,914, RMB2,782, RMB2,275 and RMB1,438 for the years ending December 31, 2017, 2018, 2019, 2020 and 2021 respectively.

(b)
The payment license, which enbles the Group to provide payment services and qualifies as a paying institution, has a legal life of 5 years and the nearest expiry date is June 2017, but it is renewable every 5 years at minimal cost. The Group believes it would renew the payment license continuously and has the ability to do so. As a result, the payment license is considered by the Group as having an indefinite life because it is expected to contribute to net cash inflow indefinitely.

10. Investment in Affiliates

        Investments in affiliates as of December 31, 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Equity-method investments:
Ovation(i)	137,401	71,908
Feiyuan (Note 3(b))	85,920	—
Others(ii)	29,385	21,236

Total	252,706	93,144

Details of the significant investments are as follows:

(i)
On February 21, 2014, the Group acquired a 23% equity interest in Ovation, which is a BVI company that engages in research and development, and distribution of beauty products and production and publication of TV programme, for a total consideration of approximately US$55,777 (approximately RMB339,303) pursuant to a share purchase and subscription agreement with Ovation and certain of its existing shareholders.

(ii)
Other investments in affiliates comprise of a number of investments in private companies which the Group owns 20% voting right or higher and have significant influence, these investments include certain PRC registered companies that provides logistic services and engages in cosmetic sales.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

10. Investment in Affiliates (Continued)

        During the years ended December 31, 2014, 2015 and 2016, the Group recognized its share of loss of affiliates in the amount of RMB62,716, RMB84,063 and RMB71,489 respectively. The total impairment losses on equity method investments were nil, RMB58,510 and nil during the years ended December 31, 2014, 2015 and 2016, respectively. The amount of impairment in 2015 relate to Ovation and is recorded as impairment loss of investments in the consolidated statements of income and comprehensive income.

11. Other Investments

	As of December 31,
	2015	2016
	RMB	RMB
Cost-method investments:
WangZhi Technology Limited.	161,417	172,860
Qima Holdings Limited.	69,960	74,920
BabySpace Corporation	64,778	69,370
Hifashion Group Inc.	64,778	69,370
Others (Note)	170,168	227,205

Total investment costs:	531,101	613,725
Less: Accumulated impairment	(41,239)	(110,608)

Total	489,862	503,117

Note:
Other investments comprise of a number of investments in private companies which the Group owes equity interest of less than 20%, including certain E-commence companies and PRC registered companies that provide technology services.

        The impairment losses on cost method investments were RMB6,166, RMB41,239 and RMB65,940 during the years ended December 31, 2014, 2015 and 2016, respectively.

12. Available-for-Sale Securities Investments:

        The carrying amount and fair value of the Group's available-for-sale securities investments were RMB269,736 and RMB407,944 as follows as of December 31, 2015 and 2016.

	As of December 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB
Listed equity securities.	262,519	2,498	(10,281)	254,736
Debt securities	15,000	—	—	15,000

Total	277,519	2,498	(10,281)	269,736

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

12. Available-for-Sale Securities Investments: (Continued)

	As of December 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB
Listed equity securities.	229,147	11,742	—	240,889
Debt securities	167,055	—	—	167,055

Total	396,202	11,742	—	407,944

        The Group reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators such as market condition for the investees' industry and products and services. The Group recorded impairments in the amounts of nil, nil and RMB48,634 for the years ended December 31, 2014, 2015 and 2016, respectively.

13. Other Long-Term Assets

	As of December 31,
	2015	2016
	RMB	RMB
Deposit for land use rights (Note a)	1,873,553	458,447
Prepayment for investments (Note b)	57,000	895
Others	5,754	51,479

Total	1,936,307	510,821

Note a:	During the year ended December 31, 2015, the Group signed contracts with local government and paid certain amounts of deposits to purchase land use rights located in Ezhou City, Jianyang City, Zhaoqing City and Guangzhou City in the PRC. The purchase process for these land use rights was completed during the year ended December 31, 2016, and the deposits were transferred to the land use rights.

During the year ended December 31, 2016, the Group signed some new contracts with local governments and paid cerntain amounts of deposits to purchase land use rights located in Chongqing City, Xinjiang Autonomous Region, Liaoning Province, Hengyang City, Tianjin City, Shanxi Province and Guangzhou City.
Note b:
The Company signed contracts to acquire certain investments from the investees' existing shareholders. According to the agreements, the Company needs to prepay deposits before the completion of the legal closing process of the acquisitions.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

14. Goodwill

        The movements in carrying amount of goodwill are as follows:

Goodwill
RMB
Balance as of January 1, 2015	60,000
Addition for acquisition—Zhengzhou Andaxin	17,807
Addition for acquisition—Explink	11,057
Addition for acquisition—Other investments	19,917

Balance as of December 31, 2015	108,781
Addition for acquisition—Feiyuan (Note 3(b))	210,669
Addition for acquisition—Ebatong (Note 3(b))	13,291
Addition for acquisition—Other investments	34,365

Balance as of December 31, 2016	367,106

        As stated in Note 3, the Group has acquired certain businesses during 2015 and 2016. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill accordingly.

        The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment recognized in goodwill during the periods presented.

15. Accrued Expenses and Other Current Liabilities

	As of December 31,
	2015	2016
	RMB	RMB
Accrued advertising expense	193,785	511,394
Accrued shipping and handling expenses	1,032,123	624,699
Accrued payroll	425,102	649,301
Social benefit provision	60,911	58,166
Deposits from delivery service providers	93,629	152,494
Other tax payable	38,264	69,336
Income tax payable	216,770	275,114
VAT tax payable	289,633	258,221
Accrued rental expenses	58,276	64,829
Accrued administrative expenses	52,672	170,708
Amounts received on behalf of third-party merchants (Note a)	388,388	302,486
Payables for repurchase of ordinary shares (Note 21)	194,514	—
Interest payable	17,385	18,529
Others	43,170	167,322

Total	3,104,622	3,322,599

Note a:	Amounts relate to the cash collected on behalf of third-party merchants which the Company provides platform access for sales of their products.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

16. Employee Retirement Benefit

        Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees' basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions and accruals made for such employee benefits was RMB196,778, RMB337,762 and RMB585,073 for the years ended December 31, 2014, 2015 and 2016, respectively.

17. Short term loans

        On December 31, 2015, a subsidiary of the Group entered into a short-term loan arrangement with a domestic bank in the PRC to finance its working capital, the outstanding amount as of December 31, 2015 was RMB95,000 with an interest rate of 4.35% per annum and a maturity term of three months. The loan is guaranteed by a pledge of the Group's held-to-maturity securities amounted to RMB100,000. The full loan amount was settled during the year ended December 31, 2016.

        On March 9, 2016, a subsidiary of the Group entered into an interest-free loan with a local bank to finance its working capital, the principle amount was RMB3,000. The loan was settled during the year ended December 31, 2016.

18. Convertible Senior Notes

        On March 17, 2014, the Company issued US$632,500 (approximate RMB4,391,448) in aggregate principal amount of 1.5% Convertible Senior Notes due 2019 (the "Notes"). The Notes can be converted into the Company's ADSs, each representing 1/5 Class A ordinary share of the Company, par value 0.001 per share (the "ordinary shares"), at the option of the holders, based on an initial conversion rate of 49.693 of the Company's ADSs (4.9693 ADSs before the ADS ratio change effective November 3, 2014) per 1,000 principal amount of Notes (US$20.124 per ADS, or $201.24 per ADSs before the ADS ratio change). Holders of the Notes will have the right to require the Company to repurchase for cash all or part of their Notes on March 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The Notes bear interest at a rate of 1.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014. The Notes will mature on March 15, 2019, unless previously repurchased or converted in accordance with their terms prior to such date.

        The net proceeds from the Notes offering were US$617,191 (approximate RMB4,285,157), after deducting discounts to the initial purchaser of US$14,231(approximate RMB98,806) and debt issuance costs of US$1,078 (approximate RMB7,485). Debt issuance costs and debt discounts are recorded as a direct deduction from the face amount of Convertible Senior Notes, and amortized as interest expenses, using the effective interest method, from issuance date to the first put date of the Notes (March 15, 2017).

        In February and March 2017, the Group has entered into a commitment letter and a related financing agreement with two reputable international banks respectively that permits the Group to borrow up to US$632.5 million (approximate RMB4,391 million) and the loan will mature in 364 days

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Convertible Senior Notes (Continued)

from the date of drawdown, which is more than twelve months from the year ended December 31, 2016. Therefore, the Notes were classified as non-current liability on the consolidated balance sheets of Company.

        On March 15, 2017, part of the Notes holders exercised their option to redeem the Notes, the total redemption amount is US$3,125 (approximate RMB21,697), and the remaining amount of the Notes will mature on March 15, 2019.

        The Company recorded the Notes as a liability in their entirety, and the conversion feature or any other feature does not need to be bifurcated and accounted for separately. As of December 31, 2016, none of the Notes had been converted yet.

19. Distribution of Profit

        Pursuant to the laws applicable to entities incorporated in the PRC, the PRC subsidiaries are prohibited from distributing their statutory capital and are required to appropriate from PRC GAAP profit after tax to other non-distributable reserve funds after offsetting accumulated losses from prior years, until the cumulative amount of such reserve fund reaches 50% of their registered capital. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation at 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other fund are at the discretion of the subsidiaries.

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

        Relevant PRC statutory laws and regulations permit payment of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company's PRC subsidiaries transferred RMB135,797, RMB234,425 and RMB84,873 to general reserve during the years ended December 31, 2014, 2015 and 2016, respectively.

        The balance of restricted net assets was RMB1,957,529 and RMB4,278,531 of which RMB829,500 and RMB829,500 was attributed to the net assets of the VIEs and VIEs' subsidiaries, and RMB1,128,029 and RMB1,128,029 was attributed to the paid in capital of the WFOE, as of December 31, 2015 and 2016, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

20. Capital Structure

Issuance of convertible senior notes

        On March 17, 2014, the Company completed a public offering of 1,140,000 ADSs by certain of the Company's selling shareholders, representing 2,280,000 ordinary shares, at a public offering price of US143.74 per ADS, and US$550,000 (approximate RMB3,818,650) aggregate principal amount of the Company's 1.50% convertible senior notes due 2019. Concurrently, the underwriters exercised in full the option to purchase an aggregate of 171,000 additional ADSs from certain selling shareholders at the public offering price of the offering and up to an additional US$82,500 (approximate RMB572,798) aggregate principal amount of the Company's 1.50% convertible senior notes due 2019.

Dual-class share structure

        On September 15, 2014, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company's authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group's ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. The computation of net earnings per Class A ordinary shares and Class B ordinary shares have been adjusted retroactively for all periods presented to reflect this change. As of December 31, 2015 and 2016, all Class B ordinary shares were held by the Chairman of the Company.

ADS Ratio Change

        Effective November 3, 2014, the Company changed its ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to five ADSs representing one Class A ordinary share. The computation of net earnings per ADS have been adjusted retroactively for all periods presented to reflect this change.

Exercise of stock options

        During the years ended December 31, 2014, 2015 and 2016, 1,883,977, 956,587 and 560,930 Class A ordinary shares were issued respectively as a result of exercises of share options by employees and a consultant.

Vesting of shares awards

        During the years ended December 31, 2014, 2015 and 2016, 988,723, 1,100,618 and 861,815 Class A ordinary shares were issued respectively as a result of vesting of shares awards granted to employees and consultants.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

21. Treasury Stock

        On November 17, 2015, the Company's board of directors approved a share repurchase program whereby the Company may purchase its own ADSs with an aggregate value of up to US$300 million over the following 24-month period, ending on November 16, 2017. As of December 31, 2016, the Company has repurchased 1,614,135 shares from the market in the consideration of approximately RMB844,711 in aggregate. Part of the considerations for the repurchase of shares in the amount RMB194,514 has not yet been settled as at December 31, 2015, but was fully settled during the year ended December 31, 2016.

        During the year ended December 31, 2016, 257,217 of the treasury stock was re-issued to employees of the Group for the purpose of share awards.

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

        Other income is comprised of:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Government grants	121,463	282,330	282,866
Claims for goods insurance	27,754	11,136	19,694
Others	4,760	14,965	55,469

Total other income	153,977	308,431	358,029

23. Income Taxes

  Cayman Islands

        Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Income Taxes (Continued)

  Hong Kong

        The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2014, 2015 and 2016, if applicable.

  People's Republic of China

        Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), domestically owned enterprises and foreign invested enterprises (the "FIEs") are subject to a uniform tax rate of 25%. While the EIT Law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, regardless of whether these are domestically-owned enterprises or FIEs. The Group's subsidiaries and the variable interest entity in the PRC are all subject to the tax rate of 25% for the periods presented, except for Vipshop Jianyang, Vipshop Chongqing, Vipshop Zhuhai and Pinwei Software that enjoyed the following preferential tax treatment:

        Vipshop Jianyang and Vipshop Chongqing have been recognized as within encouraged industries in the Western Regions of China and enjoyed a preferential income tax rate of 15% since year 2012 and year 2014 respectively.

        Vipshop Zhuhai enjoyed a preferential tax rate of 15% on annual renewal basis as it is located in an economy development zone in the PRC.

        The term "domestically-owned enterprises in an industry sector encouraged by the PRC government" as used herein refers to any enterprise that its primary business falls into the scopes of the encouraged industries stipulated in the existing related policies, including Industrial Restructuring Guidance Catalogue (2011), Industrial Restructuring Guidance Catalogue (2005), Catalogue for the Guidance of Foreign Investment Industries (Revised in 2007), Circular Caishui (2014) and Catalogues of Foreign-invested Advantage Industries in Central-Western Areas (2008 Revision), and the annual primary business revenue of which accounts for more than 70% of the total enterprise revenue.

        Pinwei Software was qualified as a high and new technology enterprise and enjoy a preferential corporate income tax rate of 15% Circular Caishui (2014) for the period from January 1, 2015 to December 31, 2016.

        The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2015 and 2016, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 (US$14) is specifically listed

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Income Taxes (Continued)

as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

        Income tax expense is comprised of:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Income (loss) before tax and share of loss of affiliates
Income from China operations	1,354,239	2,540,418	3,241,171

Loss from non-China operations	(293,898)	(489,898)	(575,087)

Total income before tax and share of loss of affiliates	1,060,341	2,050,520	2,666,084

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Income tax expenses applicable to China operations
Current tax (Note)	464,025	561,001	689,473
Deferred tax	(218,993)	(103,256)	(87,645)

Subtotal income tax expenses applicable to China operations	245,032	457,745	601,828

Total tax expenses	245,032	457,745	601,828

Note: All current tax was related to income tax in PRC and Hong Kong.

        Under the EIT Law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its "de facto management organization" located within the PRC. Non-residential enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its "de facto management organization" located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishments in the PRC. Under the current EIT Implementation Regulations, "de facto management organization" is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Tax Law and the New EIT Implementation Regulations, a resident enterprise's global net income will be subject to a 25% enterprise income tax rate. Uncertainties exist with respect to how the New Tax Law and New EIT Implementation Regulations apply to the Group's overall operations, and more specifically, with regard to tax residency status. On April 22, 2009, the State Administration of Taxation, or the SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Income Taxes (Continued)

SAT issued a bulletin on July 27, 2011 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue, it is unclear that the legal entities organized outside of PRC should be treated as residents for New Tax Law purposes. Nevertheless, even if one or more of its legal entities organized outside of the PRC were characterized as PRC tax residents, both of them are still in accumulated loss position and no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.

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

        Aggregate undistributed earnings of the Group's subsidiaries and the VIEs in the PRC that are available for distribution to the Group of approximately RMB4,148.1 million and RMB6,993.1 million as of December 31, 2015 and 2016 respectively are considered to be indefinitely reinvested under ASC No.740-30, Accounting for Income Taxes—Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB207.4 million and RMB349.7 million as of December 31, 2015 and 2016 respectively.

        A reconciliation of the income tax expense to income before income tax and share of loss of affiliates computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of income and comprehensive income is as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Income before income tax and share of loss of affiliates	1,060,341	2,050,520	2,666,084
Computed income tax expense at PRC EIT tax rate	265,085	512,630	666,521
Effect of non-deductible expenses, including:
—Share-based compensation expenses	56,374	75,735	118,913
—Other non-deductible expenses	9,487	4,259	6,408
Effect of different tax rates of a subsidiary operating in other jurisdiction	578	392	1,693
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(46,159)	(144,958)	(280,523)
Effect of non-taxable income	(20,271)	(7,242)	(17,419)
Change in valuation allowance	(15,891)	10,444	105,387
Others	(4,171)	6,485	848

Actual income tax expenses	245,032	457,745	601,828

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Income Taxes (Continued)

        The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
The aggregate effect	46,159	144,958	280,523
Per share effect:
Class A and Class B ordinary share:
—basic	0.41	1.25	2.42
—diluted	0. 38	1.21	2.23

        The principal components of deferred tax assets are as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	59,652	175,676
Allowance for doubtful debts	1,083	18,017
Allowance for other investments	9,678	9,044
Inventory write-down	33,116	46,488
Payroll payable and other accruals	28,490	21,427
Deferred revenue	93,590	96,454
Advertising expenses	24,354	—
Others	983	2,039
Less: valuation allowance	(48,943)	(154,330)

Total deferred tax assets-current	202,003	214,815

Deferred tax liability:
Intangible assets	175,416	100,583

Total deferred tax liability	175,416	100,583

        The amount of tax loss carried forward was RMB238,606 and RMB702,705 of December 31, 2015 and 2016, respectively, for the Group's certain subsidiaries and VIEs.

        The Group has provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2015 and 2016, respectively, as management is not able to conclude that the future realization of some of those net operating loss carry forwards and other deferred tax assets are more likely than not.

24. Earnings Per Share

        As of December 31, 2014, 2015 and 2016, there are nil, nil and 909,568 employee stock options or non-vested ordinary shares which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented,

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Earnings Per Share (Continued)

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

        Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2014, 2015 and 2016 as follows:

	Year ended December 31,
	2014	2015	2016
	Class A and Class B	Class A and Class B	Class A and Class B
	RMB	RMB	RMB
Basic earnings per share attributable to Vipshop Holdings Limited's ordinary shareholders:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	841,286	1,589,665	2,036,817

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	113,310,682	115,736,092	115,958,088

Basic earnings per Class A and Class B ordinary shares	7.42	13.74	17.57

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Earnings Per Share (Continued)

        Diluted earnings per share for the years ended December 31, 2014, 2015 and 2016 are calculated as follows:

	Year ended December 31,
	2014	2015	2016
	Class A and Class B RMB	Class A and Class B RMB	Class A and Class B RMB
Diluted earnings per share:
Numerator:
Net earnings attributable to Class A and Class B ordinary shareholders for computing diluted earnings per Class A and Class B ordinary share	841,286	1,589,665	2,120,964

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	113,310,682	115,736,092	115,958,088
Dilutive employee share options and non-vested ordinary shares	6,916,902	4,431,971	3,572,930
Dilutive convertible senior notes	—	—	6,286,165

Weighted average number of Class A and Class B ordinary shares outstanding for computing diluted earnings per Class A and Class B ordinary share	120,227,584	120,168,063	125,817,183

Diluted earnings per Class A and Class B ordinary shares	7.00	13.23	16.86

        The Company granted a number of non-vested ordinary shares to certain executive officers and employees during 2014, 2015 and 2016 (refer to Note 27 (b)), these non-vested shares are not included in the computation of basic earnings per share. Such shares are considered contingently returnable shares because in the event a non-vested shareholder's employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the outstanding non-vested shares shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

25. Commitments and contingencies

Operating Leases Agreements

        The Group leases office space and certain equipment under non-cancellable operating lease agreements that expire at various dates through October 2025. Those lease agreements provide for periodic rental increases based on both contractual incremental rates and inflation rates adjustments over the leased periods. Some of these lease agreements include terms of renewal ranging from one to ten years upon expiry of their respective original lease terms, without purchase options or escalation

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

25. Commitments and contingencies (Continued)

clause. If these lease agreements are not renewed, the Company is obligated to remove the facilities constructed under certain of its warehouse space lease contracts, although the Company expects such related removal costs to be not significant.

        During the three years ended December 31, 2014, 2015 and 2016, the Company incurred rental expenses amounting to RMB163,332, RMB191,253 and RMB248,264, respectively.

        As of December 31, 2016, minimum lease payments under all non-cancellable leases were as follows:

RMB
Year ending December 31, 2017	246,770
Year ending December 31, 2018	200,146
Year ending December 31, 2019	139,733
Year ending December 31, 2020	73,651
Year ending December 31, 2021	48,348
Over December 31, 2021	77,824

Total minimum lease payments	786,472

Capital commitment

        As of December 31, 2016, the Group has contracted for capital expenditures of RMB938,464.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Related Party Transactions

        For the years ended December 31, 2014, 2015 and 2016, the Group entered into the following material related party transactions:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Purchase of goods (Note a)	585,494	111,191	155,093
Delivery of goods (Note b)	—	469,974	137,088
Other income	—	4,027	1,773
Other expense	—	—	1,475

Note a:	The goods were purchased from an affiliate of the Company and companies controlled or significantly influenced by shareholders.
Note b:	The Group engages certain of the Group's affiliates to deliver the goods to its customers.

        Details of those material related party transactions provided in the table above are as follows:

(a)   Amounts due from related parties

        Amounts due from related parties are made up by amounts due from affiliates and companies controlled by the shareholders.

        Amounts due from related parties as of December 31, 2015 and 2016 amounted to RMB31,856 and RMB8,352, respectively, are prepayments related to purchases of goods or services from affiliates and the entities controlled by shareholders of the Company.

(b)   Amounts due to related parties

        Amounts due to related parties are made up by shareholder loans and amounts due to affiliates and companies controlled or significantly influenced by shareholders.

        The amounts due to affiliates and companies controlled or significantly influenced by shareholders as of December 31, 2015 and 2016 amounted to RMB206,966 and RMB52,729 respectively, and were unsecured and interest free. These amounts are all related to purchases of goods or logistic services from these parties.

27. Share-based Payments

(a)   Stock incentive plan

        In March 2011, the Company adopted the Vipshop Holdings Limited 2011 Stock Incentive Plan (the "2011 Plan"), which provide up to an aggregate of 7,350,000 Class A ordinary shares of the Company as stock based compensation to employees, directors, officers and consultants and other eligible personal of the Group.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Share-based Payments (Continued)

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

        During the years ended December 31,2014, 2015 and 2016, no stock option were granted to executive officers, employees and non-employees of the Group under the 2011, 2012 and 2014 Plans.

        The expiration dates of the options were 10 years from grant date, vesting is subject to the continuous services of the option holders to the Group, and post-termination exercise period was nine months. During any authorized leave of absence, the vesting of the option shall be suspended after the leave of absence exceeds a period of 90 days. Vesting of the option shall resume upon the option holders' return to service to the Group. The vesting schedule shall be extended by the length of the suspension.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Share-based Payments (Continued)

        For the years ended December 31, 2014, 2015 and 2016, the share option movements were as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual years to expiry per share	Weighted average fair value at grant date	Weighted average intrinsic value per option	Aggregate intrinsic value
		US$		US$	US$	US$
As of January 1, 2014	5,440,760	1.18	7.69 years	6.31	40.66	221,196,775
Exercised	(1,883,977)	0.95	6.50 years	3.38	96.75	182,277,923
Forfeited	(151,874)	2.52	7.19 years	5.21

Outstanding as of December 31, 2014	3,404,909	1.26	6.77 years		96.44	328,383,350

Exercised	(956,587)	1.04	5.45 years	3.07	75.31	72,038,452
Forfeited	(11,451)	2.29	5.96 years	2.29	74.06	848,073

Outstanding as of December 31, 2015	2,436,871	1.33	5.89 years

Exercised	(560,930)	1.53	4.61 years	3.31	53.52	30,022,847
Forfeited	(3,000)	2.50	4.92 years	2.50	52.55	157,650

Outstanding as of December 31, 2016	1,872,941	0.78	4.97 years

Non vested as of December 31, 2016	2,855			3.58
Options vested and expected to vest as of December 31, 2016	1,872,941	1.28	4.97 years			100,716,203
Exercisable as of December 31, 2016	1,870,086	1.27	4.97 years			100,566,172

        For the years ended December 31, 2014, 2015 and 2016, the Group recognized share based payment expenses of RMB34,934, RMB23,366 and RMB7,002 in connection with the share options granted to employees, respectively. The total fair value of shares vested during 2015 and 2016 was RMB24,603 and RMB7,621 respectively.

        As of December 31, 2016, there was RMB243 unrecognized compensation cost related to unvested share options granted to executive and employees of the Group. The unvested share options expense relating to the stock options of the Group is expected to be recognized over a weighted average period of 0.25 years on a straight-line basis schedule as of December 31, 2016.

(b)   Non-vested shares

        During 2014, 2015 and 2016, a total of 1,932,680, 951,684 and 1,815,919 non-vested shares were granted to executive officers, employees, members of Audit Committee and consultants of the Group under the 2012 and 2014 Plan, respectively.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Share-based Payments (Continued)

employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder's right to the non-vested shares will terminate effectively. The outstanding non-vested shares shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

        For the years ended December 31, 2015 and 2016, the non-vested shares movement was as follows:

Non-vested shares outstanding
Outstanding as of January 1, 2015	2,448,779
Granted	951,684
Vested	(1,100,619)
Forfeited	(205,135)
Outstanding as of December 31, 2015	2,094,709
Granted	1,815,919
Vested	(1,119,032)
Forfeited	(371,731)
Outstanding as of December 31, 2016	2,419,865

        The Group recognized compensation expense over the four year service period on a straight line basis, and applied a forfeiture rate of nil for key management and 13% for employees in 2014, 2015 and 2016, respectively. The aggregate fair value of the restricted shares at grant dates was RMB900,361, RMB657,794 and RMB824,474 during 2014, 2015 and 2016 respectively. The fair values of non-vested shares are measured at the respective fair values of the Company's ordinary shares on the grant-dates. For the years ended December 31, 2014, 2015 and 2016, the Group recognized share based payment expenses of RMB190,560, RMB279,575 and RMB468,651 in connection with the non-vested shares granted to employees, respectively.

        As of December 31, 2016 there was RMB1,280,756 unrecognized compensation cost related to non-vested shares which is expected to be recognized over a weighted average vesting period of 3.4 years. The weighted average granted fair value per share of non-vested shares granted during the years ended December 31, 2014, 2015 and 2016 was US$63.31 (RMB392.81), US$109.00 (RMB706.08) and US$67.66 (RMB469.76) respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Share-based Payments (Continued)

(c)   Share-based compensation expenses

        For the years ended December 31, 2014, 2015 and 2016, share-based compensation expenses have been included in the following balances on the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Fulfillment expenses	(10,822)	(18,665)	(38,428)
Marketing expenses	(17,293)	(19,938)	(38,459)
Technology and content expenses	(103,160)	(126,274)	(183,122)
General and administrative expenses	(94,219)	(138,064)	(215,644)

	(225,494)	(302,941)	(475,653)

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

28. Segment information (Continued)

        Revenues from different product groups and services are as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Product revenues
Apparel	9,554,581	13,887,533	20,381,929
Shoes and bags	3,476,839	5,439,785	7,734,909
Cosmetics	2,986,807	5,191,552	7,574,423
Sportswear and sporting goods	1,287,341	2,656,546	3,518,007
Home goods and other lifestyle products	1,289,114	2,941,734	6,622,624
Toys, kids and baby	1,575,077	4,609,484	5,535,834
Other goods	2,515,352	4,683,327	3,914,174

	22,685,111	39,409,961	55,281,900
Other revenues	444,202	793,251	1,309,402

Total net revenues	23,129,313	40,203,212	56,591,302

29. Subsequent event

        On January 1, 2017, the Company granted 900,000 restricted shares to its senior management, at the same date, the Company also granted 1,320,000 stock options to its senior management at the exercise price of US$13.67 per ordinary share pursuant to the Company's 2014 Share Incentive plan. Twenty five percent of the restricted shares and stock options will be vested and become exercisable on the first anniversary of the grant date; and the remaining seventy five percent of the restricted shares and stock option will be vested and become exercisable on a monthly basis over a three-year period ending on the fourth anniversary of the grant date, so that each installment of 1/48 of the restricted shares and stock option will vested and become exercisable by the end of each full-month period after the first anniversary of the grant date until the fourth anniversary of the grant date.

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Statements of Income and Comprehensive Income

(All amounts in thousands)

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
General and administrative expenses	(225,494)	(336,783)	(490,939)	(70,710)

Loss from operations	(225,494)	(336,783)	(490,939)	(70,710)
Interest expense	(62,238)	(84,467)	(84,148)	(12,120)
Share of loss of affiliates	(62,038)	(80,422)	(65,492)	(9,433)
Impairment loss of investments	(6,166)	(68,648)	—	—
Equity in incomes of subsidiaries and VIEs	1,197,222	2,159,985	2,677,396	385,626

Net income	841,286	1,589,665	2,036,817	293,363

Other comprehensive income, net of tax:
Foreign currency translation adjustments	(427)	(52,487)	(292,152)	(42,078)
Share of comprehensive income of subsidiaries	—	(7,783)	19,525	2,811

Comprehensive income attributable to Vipshop Holdings Limited's shareholders	840,859	1,529,395	1,764,190	254,096

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	255	952	137
Investment in affiliates	137,401	71,908	10,357
Available-for-sale securities investments	38,406	794	114
Investment in subsidiaries and VIEs	3,771,569	3,654,162	526,310
Amount due from subsidiaries and VIEs	3,861,551	6,448,966	928,844

TOTAL ASSETS	7,809,182	10,176,782	1,465,762

LIABILITIES AND EQUITY
Accrued expenses	203,131	18,529	2,669
Convertible senior notes	4,058,181	4,381,698	631,096
Deferred income	8,686	44,375	6,391

Total liabilities	4,269,998	4,444,602	640,156

EQUITY
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 100,085,519 and 101,508,264 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	65	66	9
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	11	11	2
Treasury stock, at cost (1,614,135 and 1,356,918 Class A shares as of December 31, 2015 and December 31, 2016, respectively)	(844,711)	(707,441)	(101,893)
Additional paid-in capital	2,838,591	3,130,126	450,832
Retained earnings	1,616,209	3,653,026	526,145
Accumulated other comprehensive loss	(70,981)	(343,608)	(49,489)

Total shareholders' equity	3,539,184	5,732,180	825,606

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,809,182	10,176,782	1,465,762

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net income	841,286	1,589,665	2,036,817	293,363
Adjustments to reconcile net income to net cash by operating activities:
Equity in incomes of subsidiaries and variable interest entities	(1,197,222)	(2,159,985)	(2,677,396)	(385,626)
Share of loss of affiliates	62,038	80,422	65,492	9,433
Impairment loss of investments	6,166	68,648	—	—
Share-based compensation expenses	225,494	302,941	475,653	68,508
Amortization of debt issuance cost	26,701	33,453	35,824	5,160
Changes in operating assets and liabilities:
Amounts due from subsidiaries	(2,715,107)	993,135	192,523	27,728
Accrued expenses and other current liabilities	16,699	(8,081)	23,924	3,447
Deferred income	—	8,686	35,688	5,140

Net cash (used in) generated from operating activities	(2,733,945)	908,884	188,525	27,153

Cash flows from investing activities:
Investment in affiliates and other investments	(437,108)	(335,974)	—	—
Investment in available-for-sales securities	—	(38,406)	—	—
Acquisition of a subsidiary, net of cash acquired	(687,233)	—	—	—

Net cash used in investing activities	(1,124,341)	(374,380)	—	—

Cash flows from financing activities:
Proceeds from issuance of convertible notes	3,836,110	—	—	—
Repurchase of ordinary shares	—	(650,197)	(193,619)	(27,887)
Issuance cost of convertible notes offering	(6,689)	—	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options	10,950	6,323	5,747	828
Other financing activities	4,225	—	—	—

Net cash provided by (used in) financing activities	3,844,596	(643,874)	(187,872)	(27,059)

Effect of exchange rate changes	14,089	108,650	44	6

Net increase (decrease) in cash and cash equivalents	399	(720)	697	100
Cash and cash equivalents at beginning of the period	576	975	255	37

Cash and cash equivalents at end of the period	975	255	952	137

VIPSHOP HOLDINGS LIMITED

NOTE TO SCHEDULE I

(All amounts in thousands, except for share or per share data)

        Schedule I has been provided pursuant to the requirement of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year.

        As of December 31, 2015 and 2016, RMB1,957,529 and RMB4,278,531 of the restricted capital and reserves are not available for distribution respectively, and as such, the condensed financial information of Vipshop Holdings Limited ("Parent Company") has been presented. Relevant PRC laws and regulations also restrict the subsidiaries in PRC, the VIEs and VIEs' subsidiaries from transferring a portion of their net assets to the Company in the form of loans and advances or cash dividends. No dividends have been paid by the subsidiaries in the PRC of the Company or the VIEs to the Company during the periods presented. Total restricted net assets of the Group represent net assets of the subsidiaries in the PRC, the VIEs and VIE's subsidiaries. The balance of restricted net assets was RMB1,957,529 and RMB4,278,531 of which RMB829,500 and RMB829,500 was attributed to the net assets of the VIEs and VIEs' subsidiaries, and RMB1,128,029 and RMB1,128,029 was attributed to the paid in capital of the WFOE, as of December 31, 2015 and 2016, respectively.

        During the each of the three years in the period ended December 31, 2016, no cash dividend was declared and paid by the Parent Company.

Basis of preparation

        The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in its consolidated financial statements, except that the Parent Company has used the equity method to account for its investment in its subsidiaries, VIEs and VIEs' subsidiaries. Accordingly, the condensed financial information presented herein represents the financial information of the Parent Company.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.