Form 20-F
period 2017-12-31
Vipshop Holdings Ltd
filed 2018-04-19
CIK 1529192

Use these links to rapidly review the document

VIPSHOP HOLDINGS LIMITED INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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

None

(Title of Class)

             Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 114,716,587 Class A ordinary shares, par value US$0.0001 per share, 16,510,358 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2017.

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

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;

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

  •
  "Renminbi" or "RMB" refers to the legal currency of China, and "$," "US$," "dollars," or "U.S. dollars" refers to the legal currency of the United States;

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

  •
  "total orders" refers to the total number of orders placed during the relevant period, including the orders for products and services sold in our online sales business and on our online marketplace platforms, net of orders returned;

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.
Selected Financial Data

Selected Consolidated Financial Data

        The following selected consolidated statements of income data for the three years ended December 31, 2015, 2016, and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

        Our selected consolidated statements of income data for the two years ended December 31, 2013 and 2014, and our selected consolidated balance sheet data as of December 31, 2013, 2014, and 2015 have been derived from our audited consolidated financial statements not included in this annual report.

        Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2013		2014		2015		2016		2017
	RMB'000%		RMB'000%		RMB'000%		RMB'000%		RMB'000	US$'000%
	(in RMB'000 or US$'000, except percentages and number of shares and per share and per ADS data)
Selected Consolidated Statements of Income Data:
Product revenues	10,321,836	99.1	22,685,111	98.1	39,409,961	98.0	55,281,900	97.7	71,171,653	10,938,883	97.6
Other revenues	98,958	0.9	444,202	1.9	793,251	2.0	1,309,402	2.3	1,740,660	267,535	2.4

Total net revenues	10,420,794	100.0	23,129,313	100.0	40,203,212	100.0	56,591,302	100.0	72,912,313	11,206,418	100.0
Cost of revenues(1)	(7,916,298)	(76.0)	(17,378,044)	(75.1)	(30,306,723)	(75.4)	(42,994,688)	(76.0)	(56,618,471)	(8,702,100)	(77.7)

Gross profit	2,504,496	24.0	5,751,269	24.9	9,896,489	24.6	13,596,614	24.0	16,293,842	2,504,318	22.3
Operating expenses(2):
Fulfillment expenses(3)	(1,214,945)	(11.7)	(2,268,949)	(9.8)	(3,667,031)	(9.1)	(4,904,526)	(8.7)	(6,899,654)	(1,060,457)	(9.5)
Marketing expenses	(457,562)	(4.4)	(1,164,149)	(5.0)	(2,089,348)	(5.2)	(2,837,680)	(5.0)	(2,978,621)	(457,806)	(4.1)
Technology and content expenses	(248,128)	(2.4)	(670,998)	(2.9)	(1,076,520)	(2.7)	(1,563,582)	(2.8)	(1,808,452)	(277,954)	(2.5)
General and administrative expenses	(306,749)	(2.9)	(967,463)	(4.2)	(1,301,472)	(3.2)	(1,941,146)	(3.4)	(2,447,724)	(376,208)	(3.3)

Total operating expenses	(2,227,384)	(21.4)	(5,071,559)	(21.9)	(8,134,371)	(20.2)	(11,246,934)	(19.9)	(14,134,451)	(2,172,425)	(19.4)
Other operating income	53,486	0.5	153,977	0.6	308,431	0.8	358,029	0.6	531,055	81,622	0.8

Income from operations	330,598	3.1	833,687	3.6	2,070,549	5.2	2,707,709	4.8	2,690,446	413,515	3.7
Income before income tax and share of loss of affiliates	435,152	4.1	1,060,341	4.6	2,050,520	5.1	2,666,084	4.7	2,540,853	390,523	3.5
Income tax expenses	(113,932)	(1.1)	(245,032)	(1.0)	(457,745)	(1.1)	(601,828)	(1.1)	(626,140)	(96,236)	(0.9)
Share of loss of affiliates	—	—	(62,716)	(0.3)	(84,063)	(0.2)	(71,489)	(0.1)	(22,280)	(3,424)	(0.0)

Net income	321,220	3.0	752,593	3.3	1,508,712	3.8	1,992,767	3.5	1,892,433	290,863	2.6
Net loss attributable to non-controlling interests	—	—	(88,693)	(0.3)	(80,953)	(0.2)	(44,050)	(0.1)	(57,222)	(8,795)	(0.1)

Net income attributable to our shareholders	321,220	3.0	841,286	3.6	1,589,665	4.0	2,036,817	3.6	1,949,655	299,658	2.7

Shares used in calculating earnings per share
Class A and Class B ordinary shares(4):
—Basic	108,962,637	—	113,310,682	—	115,736,092	—	115,958,088	—	117,554,229	117,554,229	—
—Diluted	115,495,173	—	120,227,584	—	120,168,063	—	125,817,183	—	125,715,833	125,715,833	—
Net earnings per Class A and Class B ordinary share
Net income attributable to our shareholders—Basic	2.95	—	7.42	—	13.74	—	17.57	—	16.59	2.55	—
Net income attributable to our shareholders—Diluted	2.78	—	7.00	—	13.23	—	16.86	—	15.94	2.45	—
Net earnings per ADS(5) (1 Class A ordinary share equals 5 ADSs)
—Basic	0.59	—	1.48	—	2.75	—	3.51	—	3.32	0.51	—
—Diluted	0.55	—	1.40	—	2.65	—	3.37	—	3.19	0.49	—

(1)
Excluding shipping and handling expenses, and including inventory write-down that amounted to RMB205.4 million, RMB218.1 million, RMB293.9 million, RMB303.2 million, and RMB206.7 million (US$31.8 million) for the years ended December 31, 2013, 2014, 2015, 2016, and 2017, respectively.

(2)
Including share-based compensation expenses as set forth below:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	US$'000
Allocation of share-based compensation expenses:*
Fulfillment expenses	4,432	10,822	18,665	38,428	73,235	11,256
Marketing expenses	2,342	17,293	19,938	38,459	40,364	6,204
Technology and content expenses	20,117	103,160	126,274	183,122	206,073	31,673
General and administrative expenses	49,614	94,219	138,064	215,644	347,426	53,398

Total	76,505	225,494	302,941	475,653	667,098	102,531

*
The share-based compensation expenses for 2013 included RMB76.5 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and a consultant. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB91.5 million and RMB106.9 million, and were expected to be recognized over a weighted average period of 2.09 years and 3.26 years on a straight-line basis as of December 31, 2013, respectively. The share-based compensation expenses for 2014 included RMB225.5 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees and consultants. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB29.4 million and RMB598.2 million, and were expected to be recognized over a weighted average period of 1.34 years and 3.20 years on a straight-line basis as of December 31, 2014, respectively. The share-based compensation expenses for 2015 included RMB302.9 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors and employees. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB6.9 million and RMB914.0 million, and were expected to be recognized over a weighted average period of 1.02 years and 2.97 years on a straight-line basis as of December 31, 2015, respectively. The share-based compensation expenses for 2016 included RMB475.7 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors and employees. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB243 thousand and RMB1.24 billion, and were expected to be recognized over a weighted average period of 0.25 year and 4 years on a straight-line basis as of December 31, 2016, respectively. The share-based compensation expenses for 2017 included RMB667.1 million (US$102.5 million) share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors and employees. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB162.9 million (US$25.0 million) and RMB1.43 billion (US$220.2 million), and were expected to be recognized over a weighted average period of 3 years and 2.72 years on a straight-line basis as of December 31, 2017, respectively. See "Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Share-based compensation" for details.
(3)
Including shipping and handling expenses, which amounted to RMB721.6 million, RMB1.17 billion, RMB1.71 billion, RMB2.58 billion, and RMB3.83 billion (US$588.7 million) in the years ended December 31, 2013, 2014, 2015, 2016, and 2017, respectively.

(4)
Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(5)
Each ADS represents 0.2 Class A ordinary share, effective November 3, 2014. The computation of net earnings per ADS has been adjusted retrospectively for all periods presented to reflect this change.

	As of December 31,
	2013	2014	2015	2016	2017
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	US$'000
Summary Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	2,026,264	4,791,151	3,324,384	4,109,577	10,221,992	1,571,091
Total current assets	6,277,371	13,220,454	12,153,276	14,580,872	25,916,138	3,983,238
Total assets	6,489,929	16,951,041	20,035,522	25,094,453	37,982,820	5,837,853
Total liabilities	5,017,334	14,252,973	16,422,255	19,312,649	23,732,244	3,647,579
Total shareholders' equity	1,472,595	2,698,068	3,613,267	5,781,804	14,250,576	2,190,274

Exchange Rate Information

        We have published our consolidated financial statements in Renminbi. Our business is primarily conducted in China in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2017 at a rate of RMB6.5063 to US$1.00, which was the certified exchange rate in effect as of December 29, 2017. The certified exchange rate on April 13, 2018 was RMB6.2725 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

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

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per US$)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 13, 2018)	6.2725	6.2889	6.3045	6.2655

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

        We have experienced a period of growth and expansion that has demanded, and will continue to demand, significant financial and managerial resources. We plan to further increase our sales through enhancing our brand recognition, growing our customer base, and increasing customer spending on our Vipshop Online Platform.

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

        Furthermore, we have further developed and expanded new business initiatives in Internet finance, such as consumer financing, supplier financing, and wealth management services. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have limited experience in operating an Internet finance business, and increasing exposure to credit risks or significant deterioration in the asset quality of our Internet finance business may materially and adversely affect our business, financial condition and results of operations." and "Item 4.B. Information on the Company—Business Overview—Our Product and Service Offerings—Other Services."

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

If we are unable to offer branded products at attractive prices to meet customer needs and preferences, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition, and results of operations may be materially and adversely affected.

        Our future growth depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences have historically affected, and will continue to affect, the online retail industry. Consequently, we must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers. As we implement our strategy to offer personalized Vipshop Online Platform focusing on deep curation and targeted offerings desired by our customers, we expect to face additional challenges in the selection of products and services. Our ability to offer individually-tailored merchandise is dependent on our IT systems, including our big data and business intelligence system, to collect and provide accurate and reliable information on consumer interests. In addition, we focus on offering only authentic products on our platform, as perception by our customers or prospective customers that any of our products are not authentic, or are lacking in quality, could cause our reputation to suffer. This is particularly important for cosmetics and maternal and baby products, which we expect to account for an increasing proportion of our revenues. While our company's representatives generally check the products that we sell to confirm their authenticity, quality and proper labeling, we cannot assure you that our suppliers have provided us with authentic products or that all products that we sell are of the quality expected by our customers. If our customers cannot find desired products within our product portfolio at attractive prices, or if our reputation for selling authentic, high-quality product suffers, our customers may lose interest in our platform and thus may visit our platform less frequently or even stop visiting our platform, which in turn may materially and adversely affect our business, financial condition, and results of operations.

Our business and results of operations may be materially and adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

        The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide reliable and user-friendly Vipshop Online Platform for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after-sales services. Our sales may decrease if our platform services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be adversely affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be adversely affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could materially and adversely affect our business, financial condition, and results of operations.

Any harm to our brands or failure to maintain our reputation may materially and adversely affect our business and growth prospects.

        We believe that the recognition and reputation of our brands among our customers and brand partners have significantly contributed to the growth of our business. Maintaining and enhancing the recognition and reputation of our brands are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and may negatively impact our brands and reputation if not properly managed. These factors include our ability to:

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

        We source our products from both domestic and international brand partners. As of December 31, 2015, 2016, and 2017, we worked with over 8,500, 10,000, and 13,000 brand partners, respectively. We depend significantly on our ability to source products from brand partners on favorable pricing terms, typically at a substantial discount to the original sales price. However, our agreements do not ensure the long-term availability of merchandise or the continuation of any particular pricing practices. Our contracts with our brand suppliers typically do not restrict the brand partners from selling products to other buyers. We cannot assure you that our current brand partners will continue to sell products to us on commercially acceptable terms, or at all. In the event that we are not able to purchase merchandise on favorable pricing terms, our revenues, profit margin and earnings may be materially and adversely affected. Our brand partners primarily include brand owners, and to a lesser extent, brand distributors and resellers. In the event any brand distributor or reseller fails to obtain or maintain appropriate authorization from the relevant brand owner to sell certain products to us, such brand distributor or reseller may cease selling such products to us at any time, which may adversely affect our business and revenues. Furthermore, although we, as an online distributor, are not directly responsible to obtain customs clearance or other related permits for the sale of products imported by our brand partners, we are required under the relevant PRC laws to check whether our brand partners who have imported such products have obtained the requisite import-related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. If any of our brand partners fails to pay the required import tariffs, fails to obtain clearance from the customs or inspection and quarantine bureaus or fails to meet the product labeling or other mandatory specification requirements, and sells such imported products to us, we may be subject to fines, suspension of business, as well as confiscation of unlawfully sold products and the proceeds from such sales, depending on the nature and gravity of such liabilities.

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

        Leveraging our continued and committed investment in quality delivery companies and build-out of in-house delivery capabilities and warehousing systems with almost nationwide coverage over the years, we now rely primarily on our invested and in-house last mile delivery capabilities and, to a lesser extent, on third-party delivery services to fulfill our product delivery demand. In 2017, our invested and in-house last mile delivery capabilities handled over 95% of our total orders. Nevertheless, we still maintain cooperation arrangements with a number of third-party delivery companies, particularly regional and local couriers with smaller operational scales instead of nation-wide delivery companies, to supplement our invested and in-house delivery capabilities to deliver our products. Interruptions to or failures in delivery services could prevent the timely or proper delivery of our products. These interruptions may be due to events that are beyond our control or the control of these third-party delivery services, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. Moreover, if these third-party delivery services fail to comply with applicable rules and regulations in China, reputation of our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all, to replace such third-party delivery services to the extent necessary. As competition intensifies in the future, we expect that we will be required to further shorten delivery time, which could place increasing pressure on our delivery network. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of our invested and in-house last mile delivery capabilities or the third-party delivery companies we engage to make deliveries, especially those local couriers with relatively small business scales. Furthermore, we may face additional challenges in managing our relationship with third-party delivery companies as a result of our continuing expansion of in-house delivery operations and capacities.

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

        The online discount retail market is rapidly evolving and competitive. Our primary competitors include major B2C e-commerce companies in China that sell a broad range of products and services online, such as Alibaba, and other online discount retail companies in China. We compete with others based on a number of factors, including:

  •
  ability to identify products in demand among consumers and source these products on favorable terms from brand suppliers;

  •
  pricing;

  •
  breadth and quality of product offerings;

  •
  platform features;

  •
  customer service and fulfillment capabilities; and

  •
  reputation among consumers and brands.

        Some of our current and potential competitors may have significantly greater resources, longer operating histories, larger customer bases, and greater brand recognition. As the online discount retail market in China is expected to grow, many new competitors and some existing B2C e-commerce companies may enter into this market. In addition, other online retailers may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from brand partners, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their platform and system development than us. In addition, emerging technologies and continuing innovation in mobile Internet may increase the competition in the online retail industry. Increasing competition may negatively affect our business development, online retail and brand recognition, which may in turn affect our market share and operating margins. We cannot assure you that we will be able to compete effectively against our competitors, and competitive pressure may materially and adversely affect our business, prospects, financial condition, and results of operations.

We had incurred net losses and experienced negative cash flow from operating activities in historical periods and may incur net losses in the future.

        We had incurred net losses in historical periods. Although we have achieved net profit since the fourth quarter of 2012, we cannot assure you that we can continue to generate net profits or maintain positive cash flow from operating activities in the future. Our ability to be profitable depends on our ability to grow our business and increase our total net revenues and our ability to control our costs and operating expenses. Although we have experienced significant revenue growth since our inception, such growth may not be sustainable and we may continue to incur net losses in future periods or fail to maintain positive cash flow from operating activities. We have incurred in the past and expect to continue to incur in future periods share-based compensation expenses and we expect our costs and other operating expenses to continue to increase as we expand our business, either of which will reduce our net income and may result in future losses. If our costs and operating expenses continue to increase without a commensurate increase in our revenue, our business, financial condition and results of operations will be adversely affected, and we may need additional capital to fund our ongoing operations. In addition, in February 2014, we acquired a 75% equity interest in Lefeng from its parent company Ovation Entertainment Limited, or Ovation. See "Item 4.A. Information on the Company—History and Development of the Company." Ovation's online platform business has incurred net losses both historically and after our acquisition. Such acquired online platform business may continue to incur net losses and as a result, may materially and adversely affect our business, financial condition, and results of operations.

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

        We recorded RMB293.9 million, RMB303.2 million, and RMB206.7 million (US$31.8 million) in inventory write-down in the years ended December 31, 2015, 2016, and 2017, respectively. Such write-downs primarily reflected the estimated market value of damaged or obsolete inventory. In addition, in October 2010, when we were in the process of implementing our new IT systems, improving our inventory count procedures and relocating our warehouse, some of our inventory stock items were not properly recorded in the inventory ledger, resulting in discrepancies between the inventory ledger and our actual inventory stock. We recorded write-down of such discrepancies. While we have implemented policies to reduce the risk of such discrepancies occurring again, we cannot guarantee that these discrepancies will not occur in the future.

        If we fail to manage our inventory effectively in the future, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values and write-down, which could materially and adversely affect our business, financial condition, and results of operations. In addition, if we are unable to sell products or if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our brand partners in order to secure the right to return products to our brand partners, our profit margins might be negatively affected. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. If we do not accurately predict product demand, our business, financial condition, and results of operations may be materially and adversely affected.

If we are subject to higher than expected product return rates, our business, financial condition, and results of operations may be materially and adversely affected.

        Purchases of apparel, fashion accessories, and other items over the Internet may be subject to higher return rates than merchandise sold at physical stores. In order to accommodate our customers and to overcome any hesitance that they may have in shopping with us, we currently implement a unified seven-day product return policy for purchases via our Vipshop Online Platform and refund our customers if they refuse to accept the delivery, which also constitutes a product return. Our product return rates remained stable from 2013 to 2017. If we are unable to efficiently manage our product return rates within an appropriate range relative to our sales volume, or if our product return rates increase or are higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rates for such products increase significantly, we may experience an increase in our inventory balance, inventory impairment, and fulfillment costs, which may materially and adversely affect our working capital. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

We rely on online retail of apparel products for a significant portion of our total net revenues.

        Historically, online retail sales of apparel products accounted for a significant portion of our total net revenues. We expect that sales of these products will continue to grow and represent a significant portion of our total net revenues in the near future. We have increased our offerings to include other product categories, including fashion products, cosmetics, home goods, maternal and baby products, accessories, wellness products, consumer electronic products, and other lifestyle products, as well as Internet finance offerings, including consumer financing, supplier financing, and wealth management services, and we expect to continue to expand our product and service offerings to gradually diversify our revenue sources in the future. However, the sales of these new products and services may not increase to a level that would reduce our dependence on our current line of products and services. Any failure in maintaining or increasing the number of our online retail customers or our sales volumes could result in our inability to retain or capture a sufficient share of the new markets that we are targeting. Any event that results in a reduction in our sales of apparel products could materially and adversely affect our ability to maintain or increase our current level of revenue, our profitability and business prospects.

We have been expanding our logistics network. If we are not able to manage such expansion successfully, our growth potential, results of operations, and business could be materially and adversely affected.

        Our logistics network, currently consisting of regional logistics hubs located in Zhaoqing of Guangdong Province in Southern China, Kunshan of Jiangsu Province in Eastern China, Jianyang of Sichuan Province in Western China, Tianjin in Northern China, and Ezhou of Hubei Province in Central China, is essential to our business growth. We intend to continue using our available cash and financing options to expand our logistics network to accommodate increasing volumes of customer orders, enhance customer services, provide better coverage across China, invest in IT system and mobile channel, and other general purposes. As part of our expansion plan, we expect to add more logistics centers to strengthen our regional logistics hubs and further develop our invested and in-house last mile delivery capabilities in the future. However, we cannot assure you that our plans to operate our own logistics centers and delivery operations will be successful. The expansion of our logistics network will put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plan. Nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plan. If we are unable to secure new facilities for the expansion of our logistics operations, or to effectively control expansion-related expenses, our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

        Our servers may be vulnerable to computer viruses, user traffic boom that exceeds the capacity of our servers, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We experienced one instance of system failure in January 2013 caused by unexpectedly large user traffic during a discount campaign, which was subsequently resolved. We did not have material system failure in 2017.

        Additionally, we intend to continue using our available cash and financing options to upgrade and improve our IT systems and cybersecurity to support our business growth. For the year ended December 31, 2017, we spent RMB319.5 million (US$49.1 million) to maintain our IT and cybersecurity protections. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future IT systems do not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn, could materially and adversely affect our business, financial condition and results of operations.

If we fail to successfully adopt new technologies or adapt our Vipshop Online Platform and systems to changing customer needs or emerging industry standards, our business, financial condition and results of operations may be materially and adversely affected.

        To remain competitive, we must continue to enhance and improve the responsiveness, functionality, and features of our Vipshop Online Platform. The online retail industry is characterized by rapid technological evolution, changes in end user requirements and preferences, frequent introductions of new products and services embodying new technologies, and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire, or license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers, and respond to technological advances and emerging industry standards and practices, such as mobile Internet, on a cost-effective and timely basis. The development of mobile applications, websites, and other proprietary technology entails significant technical and business risks. We can provide no assurance that we will be able to use new technologies effectively or adapt our platform, proprietary technologies and transaction-processing systems to meet customer requirements or emerging industry standards. If we are unable to accurately project the need for such system expansion or upgrade or to adapt our systems in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial, or other reasons, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We have limited experience in operating an Internet finance business, and increasing exposure to credit risks or significant deterioration in the asset quality of our Internet finance business may materially and adversely affect our business, financial condition, and results of operation.

        Over the past few years, we have started to participate in the emerging Internet finance sector in China. We have launched several Internet financial service products, such as consumer financing, supplier financing, and wealth management services, and plan to develop and expand these businesses further in the future. Operating and expanding in this emerging business sector involves new risks and challenges. Our lack of familiarity with the Internet finance sector may make it difficult for us to anticipate the demands and preferences in the market and develop financial service products that meet the requirements and preferences. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to our customers in a timely and cost-effective manner, or our customers may be disappointed in the returns from financial service products that we offer.

        The development of our Internet finance business is capital intensive. For certain financial service products, we have committed and will continue to commit our own capital, which had and may continue to have a negative impact on our cash flow. To supplement such capital requirement, in 2017, one of our subsidiaries operating our Internet finance business offered an aggregate amount of RMB800.0 million (US$123.0 million) of asset-backed securities, or ABS, listed on the Shanghai Stock Exchange in China. Although we plan to use this and any future ABS offerings in China to alleviate the dependence of our Internet finance business on our own cash flow, we may require additional cash resources due to further developments or changing business conditions and there can be no assurance that we will continue to complete additional ABS offerings in China or obtain access to other financing options in appropriate amounts or on acceptable terms, or at all.

        Additionally, our accounts receivable and other receivables and prepayments increased over 2017 due to the credit we extended for our financial service products, in turn increasing our exposure to bad debts. Although default rate remained low since we launched these services, the risk of nonpayment of loans is inherent in the financing business and we are subject to credit risk resulting from defaults in payment for loans by our customers and suppliers. Credit risks may be exacerbated in microcredit and consumer financing because there will be relatively limited information available about the credit histories of consumers. We cannot assure you that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our Internet finance business. Deterioration in the overall quality of loan portfolio and the increasing exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the global or Chinese economies or a liquidity or credit crisis in the global or Chinese finance sectors, which may materially and adversely affect our businesses, operations or liquidity of our suppliers and consumers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our Internet finance business and significant increase in associated credit risks may materially and adversely affect our business, financial condition and results of operations.

Our wide variety of accepted payment methods subject us to third-party payment processing-related risks.

        We accept payments using a variety of methods, including our Vipshop Payment service, cash on delivery, and payment through third-party online payment services, such as tenpay.com and alipay.com. For certain payment methods, including credit and debit cards processed via our Vipshop Payment service, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud, customer data leakage and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. Although we depend less and less on third parties to provide payment processing services due to our customers' increasing use of Vipshop Payment, we continue to offer the various payment methods for the convenience and flexibility of our customers. For example, although we offer the cash on delivery payment option primarily on our in-house last mile capabilities, we still engage some third-party delivery companies for our cash on delivery payment option. If the service quality of these third-party delivery companies deteriorates, certain customers who prefer their services may become dissatisfied to our company in general. We may also be subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

The security of operations of our own and other third-party online payment services may materially and adversely affect our business.

        Currently, we accept payments through our own Vipshop Payment service and other third-party online payment services, such as tenpay.com and alipay.com. In 2017, approximately 90% of our total orders were collected through online payment services, and our fast-growing Vipshop Payment service was used to process a majority of our total orders. We expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment services. In all these online payment transactions, secured transmission of confidential information such as customers' credit card numbers and personal information over public networks is essential to maintain consumer confidence.

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

        Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. The retail industry, including the online retail sector in general and the flash sales business in particular, is highly sensitive to general economic changes. Online purchases tend to decline significantly during recessionary periods and substantially all of our total net revenue is derived from online retail sales in China. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including military conflicts and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our business, financial condition, and results of operations.

We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms.

        We have been and may continue to be subject to allegations that some of the items sold on our platforms are counterfeit or unauthorized from the relevant brand owners. As of December 31, 2015, 2016, and 2017, we worked with over 8,500, 10,000, and 13,000 brand partners, respectively, via our Vipshop Online Platform. We cannot assure you that measures we have adopted in the course of sourcing such products to ensure their authenticity or authorization and to minimize potential liability of infringing third parties' rights will be effective. Any inadvertent sales of counterfeit, non-authentic or unauthorized items, or public perception of such incidents, could harm our reputation, impair our ability to attract and retain customers and cause us to incur additional costs to respond to any incident of this nature. In the event that counterfeit products, unauthorized products or products, images, logos or any other information that otherwise infringe third parties' rights are sold or posted on our platform, we could also face infringement claims. We have occasionally received claim letters alleging our infringement of third-party rights. In December 2015, we received various consumer complaints about non-authentic Maotai liquor purchased during our annual promotion and confirmed that one of our vendors supplied non-authentic Maotai liquor sold on our platform. We discontinued cooperation with the vendor and voluntarily paid over RMB40 million to compensate the customers who had purchased such non-authentic Maotai liquor. We cannot assure you that in the future, we will not be required to allocate significant resources and incur material expenses regarding such claims. We may need to pay substantial amount of compensation to settle similar claims without involving in any legal proceedings, and could be required to pay substantial damages or to refrain from the sale of relevant products in the event that a claimant prevails in any proceedings against us. Forms of potential liabilities under PRC law if we negligently participated or assisted in infringing activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation and administrative penalties. Moreover, our reputation could be negatively affected due to the negative publicity of any infringement claim against us. Any third-party claims may materially and adversely affect our business, prospects, financial condition and results of operations.

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

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners and others, to protect our proprietary rights. As of December 31, 2017, we own 1,051 registered trademarks, 113 copyrights (including copyrights with respect to 85 software products developed by us relating to various aspects of our operations), and 276 registered domain names that are material to our business, including vip.com and vipshop.com. See "Item 4.B. Information on the Company—Business Overview—Intellectual Property."

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

        In addition, although we have no current acquisition plans, we may consider entering into strategic acquisition of other companies, businesses, assets or technologies that are complementary to our business and operations as part of our growth strategy. For example, we acquired a 75% equity interest in Lefeng from Ovation, in February 2014. Lefeng owns and operates the online retail business conducted through lefeng.com, an online retail website specialized in selling cosmetics and fashion products in China. The total consideration paid by us for the acquisition was approximately US$132.5 million, including cash payment and financing in connection with assumed liabilities. Subsequently in the same month, we acquired a 23% equity interest, on a fully diluted basis, in Ovation for a total consideration of approximately US$55.8 million pursuant to a share purchase and subscription agreement with Ovation and some of its existing shareholders. In February 2015, January 2016 and May 2016, we acquired an aggregate of 96.98% of equity interest in Feiyuan Logistics Co., Ltd., or Feiyuan, for a total consideration of approximately RMB255.7 million (US$36.8 million), to boost our warehousing, transportation and distribution capabilities in southeast China. In September 2016, we acquired 100% of equity interest in Zhejiang Ebatong Technology Co., Ltd., which is a third-party payment service provider, for a total consideration of RMB428.3 million (US$61.7 million). Zhejiang Ebatong Technology Co., Ltd. changed its name to Zhejiang Vipshop Payment Co., Ltd. following the completion of acquisition, and would develop our Internet payment channel. In December 2017, subsidiaries of Tencent Holdings Limited, or Tencent, and JD.com, Inc., or JD.com, invested in us with an aggregate investment amount of US$862.3 million (approximately RMB5.61 billion) in cash. A Tencent subsidiary and JD.com also entered into strategic cooperation framework agreement and business cooperation framework agreement with us, respectively. Under these agreements, Tencent granted us an access interface on Weixin Wallet, and JD.com granted us access interfaces on JD.com's mobile application and JD.com's Weixin Discovery shopping application, to utilize the traffic from such platforms.

        Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could adversely affect our growth and business operations. The costs of identifying and consummating acquisitions may be significant. We may also incur significant expenses in obtaining approvals from shareholders and relevant government authorities in China and elsewhere in the world. Our failure to consummate acquisitions could also require us to pay certain pre-negotiated fees and expenses. Acquired businesses or assets may not generate expected financial results and may have historically incurred and continue to incur losses. In addition, acquisitions could also require the use of substantial amount of cash, issuance of equity or debt securities, incurrence of significant goodwill and related impairment charges, amortization expenses for intangible assets and exposure to potential unknown liabilities of the acquired businesses or assets, including liabilities as the result of historical actions of the acquired businesses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could materially and adversely affect our business, financial condition, and results of operations.

Any interruption in the operation of our regional logistics hubs or data centers for an extended period may materially and adversely affect our business.

        Our ability to process and fulfill orders accurately and to provide high quality customer service depends on the efficient and uninterrupted operation of our current regional logistics hubs and our self-owned servers located in data centers operated by major PRC Internet datacenter providers. Our regional logistics hubs and data centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins, earthquake, human errors and other events. We have developed a disaster tolerant system which includes real-time data mirroring, daily off-line data back-up and redundancy and load balancing. However, we do not carry business interruption insurance. The occurrence of any of the foregoing risks could materially and adversely affect our business, prospects, financial condition, and results of operations.

We may be subject to product liability claims if people or properties are harmed by the products we sell.

        We sell products manufactured by third parties, some of which may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as a product retailer or as a marketplace service provider. Currently, we maintain the third-party liability insurance and product liability insurance in relation to products we sell for any product liability claims based on property damage or personal injury. We also maintain public liability insurance. However, any material product liability claim beyond our coverage or litigation could materially and adversely affect our business, financial condition and results of operations. Even unsuccessful claims could result in the use of funds and managerial efforts in defending them and could negatively impact on our reputation.

We have limited insurance coverage which could expose us to significant costs and business disruption.

        Risks associated with our business and operations include, but are not limited to, damage to properties due to fire, explosions and other accidents, business interruption due to power shortages or network failure, product liability claims, transportation damages, losses of key personnel and risks posed by natural disasters including storms, floods and earthquakes, any of which may result in significant costs or business disruption. We have maintained insurance coverage we consider necessary and sufficient for our business, and customary for the industry in which we operate, including all risk property insurance covering our equipment, facilities, inventories and other properties and public liability insurance covering certain premises liability. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss to be sustained or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

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

        Some of our landlords do not have proper ownership certificates for the properties we lease, or have other restrictions on their ownership of the properties. In particular, we have six offices in Guangzhou as of the date of this report. Some of them are located on land allocated by local government, and the landlord has not obtained the relevant government approvals for leasing the premises. In addition, some of our leased properties were mortgaged by the owners to third parties before we entered into lease agreements with them, and if such owners fail to perform their obligations secured by such properties and the mortgage is enforced by the third parties, we may be unable to continue to lease such properties and may be forced to relocate. Furthermore, a few of our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC laws. According to PRC laws, rules and regulations, failure to register a lease agreement will not affect its effectiveness between the landlord and the tenant. However, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities or any third parties with respect to our leasehold interests in or use of such properties. Currently, we are constructing our new office building in Guangzhou and plan to move into the new office building upon its anticipated completion in 2019. However, we cannot assure you that our use of the leased properties before we move into our new office building will not be challenged by the government authorities or third parties alleging ownership of such properties. In the event that our use of properties is successfully challenged, we may be forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

        We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company's internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2017, as included in this annual report. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2017. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

        Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and online retail industry in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The online retail industry is particularly sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in the global or Chinese economy may lead to a reduced level of online purchasing activities, which could materially and adversely affect our business, financial condition, and results of operations.

        Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may materially and adversely impact financings available to us. The weakness in the economy could erode investors' confidence, which constitutes the basis of the credit markets. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including China. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Any prolonged slowdown in the global or Chinese economy may negatively impact our business, results of operations, and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

        We are a Cayman Islands company, and our PRC subsidiary, namely Vipshop (China) Co., Ltd., or Vipshop China, is a wholly foreign-owned enterprise, or WFOE, under PRC law. To comply with PRC laws and regulations, we conduct our operations in China, including the operations of our Vipshop Online Platform, through contractual arrangements entered into by our respective consolidated affiliated entities, namely, Vipshop Information Technology Co., Ltd., or Vipshop Information, Tianjin Pinjian E-Commerce Co., Ltd. (formerly known as "Shanghai Pinjian E-Commerce Co., Ltd."), or Lefeng Information, Pin Jun Tong Enterprise Management & Consulting Co., Ltd., or Pin Jun Tong, and Guangzhou Vipshop E-Commerce Co., Ltd., or Vipshop E-Commerce. Because all shareholders of our consolidated affiliated entities are PRC citizens, our consolidated affiliated entities are therefore considered PRC domestic enterprises under PRC laws. As of the date of this annual report, our consolidated affiliated entity, Vipshop Information, held an ICP License that is essential to the operation of our business and valid until September 24, 2018, and Vipshop E-Commerce held an EDI License valid until December 2022, which is required for providing platform access to third-party merchants for their sales of products to further develop our business. For a detailed description of these licenses and permits, see "Item 4.B. Information on the Company—Business Overview—Regulation." Each of our consolidated affiliated entities is a PRC limited liability company. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see "Item 4.C. Information on the Company—Organizational Structure."

        In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, each as described in this annual report, are in compliance with existing PRC laws, rules and regulations, and the contractual arrangements among (a) Vipshop China, (b) Vipshop Information, and (c) shareholders of Vipshop Information as one set and the other three sets concerning our insignificant consolidated affiliated entities, each as described in this annual report, are not in violation of any existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Particularly, in January 2015, the PRC Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. See also "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Our business may be significantly affected by the Draft Foreign Investment Law, if implemented as proposed." Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to or otherwise different from that of our PRC counsel.

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

We rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If our consolidated affiliated entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation.

        Because of PRC restrictions on foreign ownership of Internet-based businesses in China, we depend on contractual arrangements with our consolidated affiliated entities, in which we have no ownership interest, through our PRC subsidiaries to partly conduct our operations. These contractual arrangements, governed by PRC laws, are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated affiliated entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. If we held controlling equity interest in our consolidated affiliated entities, we would be able to exercise our shareholder rights to effect changes to its board of directors, which in turn could implement changes at the management and operational level of the consolidated affiliated entities. However, under the current contractual arrangements, if our consolidated affiliated entities or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies, including arbitration and litigation, under PRC law, which may not be sufficient or effective. In particular, the contractual arrangements relating to Vipshop Information and the two recently established consolidated affiliated entities, namely Pin Jun Tong and Vipshop E-Commerce Co., provide that any dispute arising from these arrangements will be submitted to the South China International Economic and Trade Arbitration Commission for arbitration, while the contractual arrangements relating to Lefeng Information provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission for arbitration. The ruling of such arbitration will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entities. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation, and we may not be able to consolidate the financial results of our consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

The shareholders of our significant consolidated affiliated entities have potential conflict of interest with us, which may adversely affect our business.

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

Our business may be significantly affected by the Draft Foreign Investment Law, if implemented as proposed.

        On January 19, 2015, MOFCOM published the draft Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principlesplans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises. The draft Foreign Investment Law proposed significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business. MOFCOM solicited comments on the draft Foreign Investment Law in 2015, but no new draft has been published since then. There is substantial uncertainty with respect to its final content, interpretation, adoption timeline and effective date. It is anticipated, however, that the draft Foreign Investment Law will reflect regulations on variable interest entities. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are "Chinese" or "foreign controlled." One of the core concepts of the draft Foreign Investment Law is "de facto control," which emphasizes substance over form in determining whether an entity is "Chinese" or "foreign-controlled." "Chinese investors" are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. "Foreign investors" are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

        It is likely that we might be considered ultimately controlled by PRC entities and/or citizens, because, among others, Mr. Eric Ya Shen as a PRC citizen and his affiliates held 16,510,358 Class B ordinary shares and options to acquire 192,500 Class A ordinary shares, representing approximately 58.9% of our total voting power as of March 31, 2018. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to existing companies with VIE structure, whether or not these companies are controlled by PRC entities and/or citizens, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the online sales, e-commerce, and value-added telecommunications industries, in which our consolidated affiliated entities operate, will be subject to the foreign investment restrictions or prohibitions set forth on the "negative list" to be issued. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

        Foreign investment and the Internet industry in China are highly regulated by the PRC government, and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. See "Item 4.B. Information on the Company—Business Overview—Regulation." Our PRC subsidiaries and our consolidated affiliated entities are required to obtain and maintain certain assets relevant to their businesses as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant government authorities. Furthermore, our PRC subsidiaries and our consolidated affiliated entities may be required to obtain additional licenses. For instance, as we have launched various Internet finance businesses, we are required to obtain and hold various licenses, permits or approvals that are required for the provision of those Internet finance services, and we may be required to obtain additional licenses, permits or approvals in case we further expand our Internet finance businesses in the future. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulation on Internet finance." However, we cannot assure you that we will obtain such licenses, permits or approvals in a timely manner, or at all, due to complex procedural requirements and policies. If we fail to obtain or maintain any of the required, assets, licenses or approvals, our continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal net revenue, fines and the discontinuation or restriction of our operations. Any such disruption in the business operations of our consolidated affiliated entities will materially and adversely affect our business, financial condition, and results of operations.

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

        We conduct our business primarily through our PRC subsidiaries and our consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our significant PRC subsidiary, Vipshop China, is an FIE subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to FIEs. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

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

        The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks, and uncertainties relating to PRC regulation of the Internet-related businesses include, but are not limited to, the following:

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

        Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in China. According to the relevant PRC regulations on FIEs, capital contributions to our PRC subsidiaries are subject to the filing with MOFCOM or its local branches and registration with other government authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as approved by MOFCOM or its local branches. Any medium or long term loan to be provided by us to our consolidated affiliated entities must be approved by the National Development and Reform Commission, or NDRC, and SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our debt and equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        Under the current SAFE rules as of the date of this annual report, we are required to apply Renminbi funds converted from the net proceeds we received from our public offerings of equity securities within the business scopes of our PRC subsidiaries. Although SAFE launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs in 2015 to allow FIEs to settle their foreign exchange capital at their discretion and further relaxed its rules in 2016 to allow FIEs (excluding financial institutions) to go through foreign exchange settlement formalities for their foreign debts at their discretion, the current SAFE rules continue to prohibit FIEs from using Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes as approved by the PRC government authorities. Moreover, the current SAFE rules continue to prohibit FIEs from using Renminbi converted from their registered capitals to provide entrusted loans or repay loans between non-financial institutions. Any violations of such SAFE rules may result in severe monetary or other penalties. There can be no assurance that SAFE would further relax its rules on the settlement of foreign exchange capitals of FIEs, and our ability to transfer to and use in China the net proceeds from our public offerings of equity securities may continue to be significantly limited, which may adversely affect our business, financial condition, and results of operations. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Currency Exchange."

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

        All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37 by the end of 2017. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries' ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

        On February 3, 2015, SAT issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Public Notice 7 were abolished. Pursuant to SAT Public Notice 7, as amended, in the event that a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying EIT by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. Although SAT Public Notice 7 introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market, it brought challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT in China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        We face uncertainties as to the reporting and other implications of past and future private equity financing transactions, share exchange or other transactions involving transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

        Although it appears that SAT Public Notice 7 is not intended to apply to purchase and sale of shares of publicly traded companies in the open market, SAT Public Notice 7 may be determined by the tax authorities to be applicable to us in our acquisition of equity interests in companies such as Lefeng and Ovation, and our non-resident shareholders who acquired our shares outside of the open market and subsequently sell our shares in our private financing transactions or in the open market if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may become at risk of being taxed under SAT Public Notice 7 and may be required to expend valuable resources to comply with SAT Public Notice 7 or to establish that we should not be taxed under SAT Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or such non-resident shareholders' investments in us.

It is unclear whether we will be considered a PRC "resident enterprise" under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC "resident enterprise" status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.

        Under the EIT Law, which became effective in January 2008 and was amended on February 24, 2017, and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a PRC resident enterprise and will be subject to EIT at the rate of 25% on its global income. The implementation rules of the EIT Law define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise." On April 22, 2009, SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which was partly amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partly amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Further, SAT Circular 82 states that certain Chinese-controlled enterprises will be classified as "resident enterprises" if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights. In addition, SAT issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Implementation) on July 27, 2011, effective from September 1,

2011 and partly amended on April 17, 2015 and June 28, 2016, or SAT Bulletin 45, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax Law and Individual Income Tax Law." Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. In addition to the uncertainty regarding how the new resident enterprise classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to EIT at 25% on our global income as well as PRC EIT reporting obligations. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Dividends and/or interest payable to our foreign investors and gains on the sale of our ADSs or ordinary shares or notes by our foreign investors may become subject to taxes under PRC tax laws.

        Under the EIT Law, as amended, and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends and/or interest payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends and/or interest are not effectively connected with such establishment or place of business, to the extent such dividends and/or interest are derived from sources within China. Similarly, any gain realized on the transfer of ADSs or ordinary shares or notes by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as PRC-sourced income. If we are deemed a PRC resident enterprise, dividends and/or interest paid on our ordinary shares or ADSs or notes, and any gain realized from the transfer of our ordinary shares or ADSs or notes, would be treated as PRC-sourced income and would as a result be subject to PRC taxation. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax Law and Individual Income Tax Law." Furthermore, if we are deemed a PRC resident enterprise, dividends and/or interest payable to investors that are non-PRC individual investors and any gain realized on the transfer of ADSs or ordinary shares or notes by investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares or notes would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends and/or interest payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ADSs or notes by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs or notes may be adversely affected.

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

        Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on March 23, 2012, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2017, the trading prices of our ADSs on NYSE have ranged from US$7.79 to US$15.49 per ADS, and the last reported trading price on April 18, 2018 was US$15.95 per ADS.

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

        Sales of our ADSs, ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline and therefore adversely impact the value of the senior convertible notes we offered in the 2014 offering. As of the date of this annual report, we had 131,849,099 Class A and Class B ordinary shares outstanding, including 91,332,833 Class A ordinary shares represented by ADSs. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our "affiliates" without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

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

        Our co-founder, chairman and chief executive officer, Mr. Eric Ya Shen, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2018, Mr. Eric Ya Shen beneficially owned approximately 58.9% of the aggregate voting power of our company. As a result, Mr. Eric Ya Shen has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and he may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

        Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, if, among other matters, our market capitalization declines, we may be a PFIC for the current or future taxable years. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

        To support our regional business expansion, Vipshop China established a number of wholly-owned PRC subsidiaries that focus on warehousing and logistics as well as product procurement over the years since 2011. As of December 31, 2017, we mainly rely on the following six principal subsidiaries of Vipshop China to build up our regional logistics network:

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

        On February 14, 2014, we acquired a 75% equity interest in Lefeng from its parent company Ovation. Before this acquisition, Lefeng had been a wholly-owned subsidiary of Ovation. To facilitate the acquisition, Ovation has restructured its online platform business conducted through lefeng.com, an online retail website specialized in selling cosmetics and fashion products in China, by transferring certain assets and liabilities, including domain names (which were subsequently transferred through Vipshop Information to Lefeng Information), trademarks, copyrights and employees that form part of the online platform business, to Lefeng. The total consideration paid by our company for the acquisition was approximately US$132.5 million including cash payment and financing in connection with assumed liabilities. On February 21, 2014, we acquired a 23% equity interest, on a fully diluted basis, in Ovation for a total consideration of approximately US$55.8 million pursuant to a share purchase and subscription agreement with Ovation and certain of its existing shareholders. Through this strategic investment, we have gained access to a consistent supply of Ovation branded cosmetic products as well as Ovation's expertise in branding, marketing and research and development of proprietary products, which would help promote our brand and support our efforts to expand our user base. In addition, as a result of our acquisition of the equity interest in Ovation, as of the date of this annual report, we owned, directly or indirectly, on a fully diluted and look-through basis, a total of 80.5% equity interest in Lefeng.

        In February 2015, we acquired 42.61% of equity interest in Feiyuan, a logistics company primarily servicing southeast China, for a consideration of RMB95.4 million. In January 2016 and May 2016, we further acquired 26.18% and 28.19% of equity interest in Feiyuan for RMB65.5 million and RMB110.0 million, respectively. The acquisition was made to boost our warehousing, transportation and distribution capabilities in southeast China.

        In September 2016, we acquired 100% of equity interest in Zhejiang Ebatong Technology Co., Ltd., which is a third-party payment service provider, for a total consideration of RMB428.3 million. Zhejiang Ebatong Technology Co., Ltd. changed its name to Zhejiang Vipshop Payment Co., Ltd. following the completion of acquisition, and would develop our Internet payment channel.

        Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We, as a Cayman Islands company, and our PRC subsidiary, Vipshop China, as a WFOE, are both restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online Platform is operated by our consolidated affiliated entities in China. As part of our efforts to streamline our contractual arrangements among our consolidated affiliated entities during 2017 and 2018, Vipshop E-Commerce currently holds the primary licenses necessary to conduct our Internet-related operations of Vipshop Online Platform in China.

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

        On December 29, 2017, we issued 3,955,473 Class A ordinary shares for approximately US$258.7 million to a JD.com subsidiary and 9,229,437 Class A ordinary shares for approximately US$603.6 million to a Tencent subsidiary, respectively.

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

B.
Business Overview

Overview

        We are a leading online discount retailer for brands in China. We offer high-quality branded products to consumers in China through flash sales mainly on our Vipshop Online Platform. Flash sales represent an online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time. Since our inception in August 2008, we have attracted a large and growing number of consumers and popular brands. We had 310.7 million registered members and over 110 million cumulative customers, and promoted and sold products for over 23,000 popular domestic and international brands as of December 31, 2017.

        Our business model provides a unique online shopping experience for our customers. We offer new sales events daily with a curated selection of popular branded products at deeply discounted prices in limited quantities during limited time periods, creating the element of "thrill and excitement" associated with our unique customer shopping experience. Our strong merchandizing expertise enables us to select the brand composition and product mix of our daily sales events that appeal to our customers, who mostly consist of urban and educated individuals in China who are seeking lifestyle enhancements. We have built a highly engaged and loyal customer base that contributes to our sales growth, while also enabling us to attract new customers primarily through word-of-mouth referrals. A majority of our customers have purchased products from us more than once. Our total number of repeat customers was 24.4 million, 34.9 million, and 41.2 million in 2015, 2016, and 2017, respectively, representing 66.6%, 67.1%, and 71.3%, respectively, of the total number of our active customers during the same periods. Orders placed by our repeat customers accounted for 93.9%, 93.6%, and 95.1%, respectively, of our total orders during the same periods.

        We are a preferred online flash sales channel in China for popular domestic and international brands. We believe that well-known and popular brands are attracted to our platform and services because of our ability to monetize large volumes of their inventory in short periods of time, increase consumer awareness of their brands and products, reach potential customers throughout China, and fulfill their demand for customer data analysis and inventory management. Among the brands that have promoted and sold products on our platform, substantially all of them have returned to pursue additional sales opportunities with us. As of December 31, 2017, we have the exclusive rights to sell selected products from a cumulative of over 2,287 popular brands.

        We strive to optimize every aspect of our operations as we continue to grow our business. We generally have the right to return unsold items for most of our products to our brand partners. Our logistics operations and inventory management systems are specifically designed to support the frequent sales events on our Vipshop Online Platform and handle a large volume of inventory turnover. We primarily use our invested and in-house last mile delivery capabilities and supplement with quality third-party delivery services to ensure reliable and timely delivery. In connection with our expansion into the Internet finance businesses, we offer consumer financing, supplier financing, and wealth management services to facilitate and refine shopping experience of our customers and strengthen cooperative relationship with our suppliers. We have developed our IT infrastructure to support the surge of visitor traffic to our platform during the peak hours of our daily flash sales. We believe that our efficient operational and management systems combined with our robust IT infrastructure set a solid foundation for our continuing growth.

        In December 2017, we entered into strategic cooperation framework agreement and business cooperation framework agreement with a Tencent subsidiary and JD.com, respectively, to establish a cooperative relationship. Under these agreements, Tencent granted us an access interface on Weixin Wallet, and JD.com granted us access interfaces on JD.com's mobile application and JD.com's Weixin Discovery shopping application, to utilize the traffic from such platforms.

        In March, 2018, we agreed to invest up to US$250 million into a private equity fund with consumer goods and supply chain as one of its key investment areas. The closing of this investment will be subject to regulatory approval and customary conditions.

        We began our operations in August 2008 and have grown significantly since then. In 2015, 2016, and 2017, we fulfilled approximately 193.1 million, 269.8 million, and 335.0 million customer orders, respectively, and we generated total net revenues of RMB40.20 billion, RMB56.59 billion, and RMB72.91 billion (US$11.21 billion), respectively. In 2015, 2016, and 2017, we generated net income of

RMB1.51 billion, RMB1.99 billion, and RMB1.89 billion (US$290.9 million), respectively. Our net income in 2015, 2016, and 2017 reflected non-cash share-based compensation expenses in an aggregate amount of RMB302.9 million, RMB475.7 million, and RMB667.1 million (US$102.5 million), respectively.

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

Our Flash Sales Model

        Flash sales embody characteristics of value, quality and convenience that are well suited to brand-conscious consumers in China seeking quality goods at substantial discounts. Through our flash sales model, we sell limited quantities of deeply discounted branded products online for limited periods of time. We optimize the brand composition and product mix of our daily sales events based on our strong merchandizing expertise. As of December 31, 2017, we have offered diversified product offerings from over 23,000 popular domestic and international brands, including apparel for women, men and children, handbags and shoes, cosmetics, maternal and baby products, consumer electronic products, home goods, and other lifestyle products. We carefully select well-known and popular mid-level to premium brands and products that appeal to a broad base of consumers with different purchasing powers throughout China. To foster customer confidence of purchasing quality products from our Vipshop Online Platform, we provide limited product quality insurance for our products.

        We offer new daily sales events twice a day starting at 10 a.m. and 8 p.m. Beijing time, respectively, and our Vipshop Online Platform experiences a surge of visitor traffic in the ensuing two hours as consumers are eager to purchase popular deals of the day before they are sold out. To provide our customers with a greater opportunity to purchase featured discounted products, each customer is only allowed to purchase limited pieces of the same item, depending on the categories, and each shopping cart can only hold up to 15 items at one time. Unpaid items in the shopping cart will be automatically returned to the available products pool in 20 minutes. Consequently, customers must make quick purchase decisions within a limited period of time, adding to the thrill of the experience.

Our Vipshop Online Platform

        Through our user-friendly Vipshop Online Platform, we offer a curated selection of products and services for shoppers of varying age groups and income levels throughout China, so that they may shop branded products online with ease and pleasure. Our Vipshop Online Platform is represented by the Vipshop App and the vip.com website.

        As of the date of this annual report, our Vipshop App has surpassed our vip.com website and become our top portal of the Vipshop Online Platform in terms of the numbers of registered members, daily unique visitors and monthly unique visitors. In 2011, we launched Vipshop App for mainstream mobile operating systems including iOS and Android to increase our customer stickiness and to further enhance customer engagement through mobile devices. Since then we have been regularly upgrading Vipshop App, adding new features and engaging celebrities from time to time to promote our brands and Vipshop App. With the support of our big data and business intelligence system and our cloud computing infrastructure, we have been gradually developing features of our Vipshop App so as to provide our users with personalized recommendations, smarter and more timely replenishment of out-of-stock goods and efficient interface to enhance their shopping experience. As of December 31,

2017, revenues generated by our Vipshop App users accounted for over 90% of our total revenues. We believe that consumers' increasing reliance on mobile Internet through smartphones and other mobile devices presents opportunities for us to further enhance customer experience and increase customer stickiness.

        Our Vipshop Online Platform offers many user-friendly features that enhance customer experience and convenience:

  •
  Browsing.  All visitors to our platform can browse and view our sales events, but a customer must register as a member for free in order to participate in the sales events. Our platform features a variety of different brands and products for each daily sales. For each featured brand, consumers can view a short flash animation to receive background information on a particular brand. In addition, we provide customers with curated descriptions and proprietary photographs of each product shown from multiple angles. Our platform also provides advance previews of upcoming sales of highly sought-after products. We sort our product offerings into different categories, such as "women," "men," "children," "outdoors," "lifestyle," and "accessories" so that our customers can easily find the products they are interested in.

  •
  Daily Sales Events.  We launch new sales events twice a day at 10 a.m. and 8 p.m. Beijing time, respectively, and typically last for three or more days. Each sale item is available in limited quantities and remains on sale only while supplies last. We thoroughly plan in advance our daily sales events to offer a balanced and complementary mix of brands and products.

  •
  Ordering.  To order products on our platform, our customers simply click on a button to add an item to their virtual shopping cart. To execute orders, customers click on the "check-out" button and are prompted to supply shipping details and payment details in the case of first-time customers buying from our platform. Repeat customers can access their preferred checkout options after logging on to their Vipshop member accounts. Our members can track the status of their purchases and available credits online through their Vipshop member accounts. Customers can always access our customer service representatives online or by phone for assistance during service time while they are shopping online or after the order is placed.

        To diversify our offerings of products and brands that cater to individual preferences, we launched a variety of channels on our Vipshop Online Platform such as a channel designated for promotion of chic and trendy branded products called Vipshop Beauty, a channel designed to sell furniture, upholstery, bed and bath, kitchen, home and consumer electronics products called Vipshop Home, a channel designed to sell maternity, infant and children's products called Vipshop Kids, a channel designated for men's branded products called Vipshop Men, a channel designated for direct purchase of overseas branded products called Vipshop International, and a channel designated for consumer financing and insurance and wealth management services called Vipshop Finance. We believe that the introduction of these channels provides brands meaningful alternatives to monetize their inventory quickly and to increase consumer awareness throughout China.

        In addition to our Vipshop Online Platform, as of December 31, 2017, we had six store outlets in the Guangzhou area, one near our Jianyang warehouse and one in Tianjin. Sales through these stores have been immaterial to our business as a whole and for limited purposes of liquidating our clearance inventories. Although we plan to continue to focus on the online retail market in China, we may explore opportunities to utilize offline retail channels from time to time to supplement our strategy. In 2017, we generated RMB40.0 million (US$6.2 million) gross revenues (including VAT) from offline retail stores.

Our Brand Partners

        Since our inception in August 2008, we have attracted a broad and diverse group of brands enabling our Vipshop Online Platform to become the online shopping destination of choice for urban, fashion-oriented and value conscious consumers. Our brand partners include primarily brand owners, and to a lesser extent, brand distributors and resellers. As of December 31, 2015, 2016, and 2017, we worked with 8,505, 10,778, and 13,336 brand partners, respectively. None of the brands accounted for more than 4% of our total revenues in 2015, 2016, and 2017. To date, substantially all of our brand partners have sought to pursue new sales opportunities with us. We believe that our ability to assist brands in effectively selling their inventory and in fulfilling their demand for marketing, customer data analysis and inventory management will attract new brands and build stronger ties with our existing brand partners.

Brand Selection and Procurement

Brand Selection

        We have implemented a strict and methodical brand selection process. Our merchandizing team, which consisted of approximately 1,900 members as of December 31, 2017, is responsible for identifying potential qualified brands based on our selection guidelines. We carefully select prospective brand partners, choosing to work only with those that are well-known and offer high quality or premium products that are popular among consumers in China, and that are willing to provide competitive prices and favorable payment credit and product return terms. We generally select brands that have an established network of stores in major department stores or shopping malls in China. We seek input from our customers in the brand selection process. Through our homepage, consumers can send us suggestions regarding the brands they would like to be able to purchase from us. Once a potential brand is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses and safety, sanitary and quality certifications, and trademark registration certificates and license agreements in relation to the branded products. This review process helps to ensure that we maintain a portfolio of brands with high quality standards and good reputation that can meet our customers' expectations.

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

Our Product and Service Offerings

Product Categories

        We offer a broad spectrum of apparel, fashion goods, cosmetics, home goods and lifestyle products from popular domestic and international brands. The following table illustrates our current product categories:

Product Category	Product Description
Womenswear	Women's apparel, featuring a variety of apparel and styles for different age groups, including casual wear, jeans, dresses, outerwear, swimsuits, lingerie, pajamas and maternity clothes.
Menswear	Men's apparel, featuring a variety of apparel and styles for different age groups, including casual and smart-casual T-shirts, stylish polo shirts, jackets, pants and underwear.
Footwear	Shoes for women and men designed in a variety of styles, for both casual and formal occasions.
Accessories	Fashion accessories in various styles and materials for women and men, including belts, fashionable jewelry, watches and glasses complementing our apparel offerings.
Handbags	Purses, satchels, duffel bags and wallets in many colors, styles and materials.
Children	Apparel, gear and accessories, furnishings and decor, toys and games for boys, girls, infants and toddlers of all age groups.
Sportswear and sporting goods	Sports apparel, sports gear and footwear for tennis, badminton, soccer and swimming.
Consumer electronic products	Consumer electronic products, covering a wide range of demands, including computers, mobile handsets, digital cameras and major home appliances.
Cosmetics	High quality, affordable skin care and cosmetic products, including cleansers, lotions, face and body creams, face masks, sunscreen, foundations, lipsticks, eye shadows and nail polish.
Home goods and other lifestyle products	Home goods with an extensive selection of home furnishings, including bedding and bath product, home decor, dining and tabletop items, and small household appliances.
Luxury goods	Internationally-known premium designer apparel, footwear and accessories.
Gifts and miscellaneous	Snacks, health supplements and occasion-based gifts, such as chocolates, moon-cakes and tea.

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

Other Services

        The significant scale of our business allows us to provide a variety of services to create value for our business partners and ultimately benefit our customers. Our Internet finance offerings include consumer financing, supplier financing and wealth management services.

        Our consumer financing business went live during the fourth quarter of 2015, providing our customers with credit solutions to facilitate their shopping with us. Our customers may take advantage of the competitive installment payment options available under Weipin Spend ( in Chinese), our installment plan.

        Our developing supplier financing business targets our suppliers' need of liquidity and facilitates our inventory procurement. Wei Yidai ( in Chinese), our microcredit service, efficiently and conveniently provides secured and unsecured financing to our suppliers.

        Our wealth management services were introduced in December 2015. As of the date of this annual report, we offered third-party insurance products by providing sales channels to insurance companies on a commissioned basis. We also provided promotion and information services to some third-party investment fund managers and banks.

Payment, Fulfillment and Return

Payment

        We provide our customers with the flexibility to choose from a number of payment options. Our payment options include our Vipshop Payment service, cash on delivery, and payment through third-party online payment services, such as tenpay.com and alipay.com. In 2017, our fast-growing Vipshop Payment service was used to process a majority of our total orders, so that we continue to depend less on other payment options. Under the cash on delivery option, our in-house last mile delivery capabilities, supplemented by a few third-party delivery service providers, deliver products to customers' designated addresses and collect payment on site. As of December 31, 2017, we had built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in over 400 cities across China. This payment method not only provides our customers with a secure and convenient payment option, but also reduces our operating expenses and payment collection risk as we can combine payment and delivery services by using our in-house last mile delivery capabilities, without incurring additional fees.

Fulfillment

        We have established a logistics network and warehousing capacity with nationwide coverage. We have adopted a flexible logistics model supported by our robust and advanced warehouse management system. As of December 31, 2017, we delivered over 95% of our orders through our invested and in-house last mile delivery capabilities. Meanwhile, we use a mix of top delivery companies with nationwide coverage and quality regional or local couriers to ensure reliable and timely delivery.

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

        Our warehouse management system enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed with the brand partners and the product stocked in our logistics centers, up to when the product is packaged and picked up for shipment to a customer. Shipments from brand partners first arrive at one of our regional logistics hubs, depending on demand from each warehouse. At each logistics hub, inventory is bar-coded and tracked through our management information system, allowing real-time monitoring of inventory levels across our logistics network and item tracking at each logistics center. As we offer a curated selection of brands and products for each daily sales, our logistics centers and inventory management systems are specifically designed to support the frequent sales events on our flash sales platform and a large volume of inventory turnover. In 2015, 2016, and 2017, we processed approximately 193.1 million, 269.8 million, and 335.0 million customer orders, respectively.

        Since 2013, we have been implementing innovative solutions to further enhance our logistics efficiency. The "just-in-time" method, or JIT, allows some of our suppliers to not load inventories to the warehouse before the relevant products are put up for sale. Instead, the suppliers will load inventories to our warehouses only within a period of time after being notified when orders have been generated. Compared to the traditional bulk load-in and bulk load-out method, JIT enables certain suppliers that have worked with us well to further increase turnover. Moreover, the "third-party logistics" method, or 3PL, allows some of our suppliers to lease vacant space of our warehouses to manage their supplies. The 3PL increases utilization of our warehouses while enabling certain suppliers to manage their supplies more efficiently. The combined JIT and 3PL have been implemented for the majority of our business.

Delivery Services

        We deliver orders placed on our Vipshop Online Platform to all areas in China primarily through our invested and in-house last mile delivery capabilities and, to a lesser extent, through leading reputable third-party delivery companies with nationwide coverage, including EMS and Shunfeng, and quality regional and local couriers. As of December 31, 2017, over 95% of our orders were delivered by our invested and in-house last mile delivery capabilities. For luxury goods orders, we deliver the products with an "anti-tampering lock" device to further enhance customer trust. For delivery to smaller cities, we use a combination of our invested and in-house last mile delivery capabilities and third-party delivery companies to achieve greater operational efficiency and ensure timely delivery to our customers. We bundle packages for customers in smaller cities within a particular region and ship in bulk to be then delivered locally to our customers. Our use of reputable national delivery companies and regional and local couriers to supplement our invested and in-house last mile delivery capabilities allows us to maintain operational flexibility and accommodate order demand, thereby ensuring high service quality.

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

Customer Service

        We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a positive customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service e-mail, real-time online chat, or our customer service hotline 15 hours a day, seven days a week. As of December 31, 2017, our customer service center, located in our Guangzhou headquarters, had approximately 1,900 well-trained employees.

        We maintain service quality by carefully selecting personnel, providing our customer service representatives with extensive training, and regularly monitoring and evaluating the performance of each representative. Each new customer service representative is required to complete a mandatory training program in Guangzhou, conducted by experienced managers and covering product knowledge, complaint handling, service attitude and communication skills. To facilitate timely resolution of customer complaints, we also train and empower our customer service representatives to resolve complaints and remedy situations within a specified authorized amount determined based on their seniority without having to get approval from their supervisors. To maintain control over the quality of customer services, we do not outsource any of our e-mail, online live chat, or call center customer service operations.

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

        Our research and development team has significantly enhanced our cybersecurity efforts against online and offline frauds, risk control and potential cyber-attacks, such as DDoS and spamming. For example, we have implemented a security response system to deal with online security breaches, as well as a multi-disciplinary risk control program to protect assets and fight against offline fraudulent issues.

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

Intellectual Property

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2017, we owned 1,051 registered trademarks, 113 copyrights (including copyrights to 85 software products developed by us relating to various aspects of our operations), and 276 registered domain names that are material to our business, including vip.com and vipshop.com.

Competition

        The online flash sales market, as one of the fast-growing categories of the e-commerce market in China, is rapidly competitive and rapidly evolving. Our primary competitors include B2C e-commerce companies that sell similar products and services online, such as Alibaba, and other online flash sales companies.

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

Regulations on Foreign Investment

        Investment activities in China by foreign investors are principally subject to industry-based regulation. The Provisions for Guiding the Foreign Investment Direction promulgated by the PRC State Council on February 11, 2002 divides industries in China into four categories, namely, "permitted industries for foreign investment," "encouraged industries for foreign investment," "restricted industries for foreign investment" and "prohibited industries for foreign investment." The "encouraged industries for foreign investment," "restricted industries for foreign investment" and "prohibited industries for foreign investment" are further stipulated in the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and amended from time to time by MOFCOM and NDRC. Industries not listed in the Catalog are generally considered "permitted industries for foreign investment," which are open to foreign investment unless specifically restricted by other PRC regulations. Establishment of WFOEs is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold a majority of interests in such joint ventures. In addition, restricted category projects are subject to approval by MOFCOM or its local counterpart. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. For example, pursuant to the latest Catalog amended on June 28, 2017, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (except for operating e-commence).

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

        On July 3, 2017, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on September 1, 2017, and replaced the administrative measures for telecommunication business operating permit promulgated on March 5, 2009. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its VATS License. In addition, a VATS License's holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders. On February 24, 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

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

        Our consolidated affiliated entity, Vipshop Information, has obtained an ICP License issued by Guangdong Province Administration of Telecommunication since September 24, 2008, which was updated in September 2013 and is scheduled to expire in September 2018. As of the date of this annual report, we held an EDI License valid until December 2022, which is required for providing platform access to third-party merchants for their sales of products to further develop our business.

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

        We are a Cayman Islands company, and our PRC subsidiary, Vipshop China, is our WFOE under PRC law and thus is restricted from providing value-added telecommunication services, including Internet information services, in China. To comply with the PRC regulations noted above, our Vipshop Online Platform is operated by our consolidated affiliated entities, each of which is currently owned by PRC citizens, namely, Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong. As part of our efforts to streamline our contractual arrangements among our consolidated affiliated entities during 2017 and 2018, Vipshop E-Commerce currently holds an EDI License to operate our platform in China, and it also has registered and holds all significant domain names.

        To conduct our business in China, our PRC subsidiaries have entered into four sets of contractual arrangements with our consolidated affiliated entities, namely, Vipshop Information, Lefeng Information, Pin Jun Tong and Vipshop E-Commerce. For a detailed discussion of our contractual arrangements, please refer to "Item 4.C. Information on the Company—Organizational Structure."

Regulations on Internet Privacy

        The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP operator from humiliating or defaming a third party or infringing the lawful rights and interests of a third party. Furthermore, The Decision on Strengthening Network Information Protection promulgated by the Standing Committee of NPC in December 2012 provides that electronic information that is able to identify identities of citizens or is concerned with personal privacy of citizens is protected by law and shall not be unlawfully obtained or provided. ICP operators collecting or using personal electronic information of citizens shall specify purposes, manners and scopes of information collection and use, obtain consent of citizens concerned, and strictly keep confidential personal information collected. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with personal information collected. Technical and other measures are required to be taken by ICP operators to prevent personal information collected from unauthorized disclosure, damage or being lost. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy. Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of users' personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of NPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill obligations to manage information and network security as required by applicable laws and refuses to rectify upon orders from government authorities, will be subject to criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence to criminal investigations; or (iv) implicates other severe circumstances. Moreover, any individual or entity that (i) sells or provides personal information to others in violation of applicable laws, or (ii) steals or illegally obtains any personal information, in either case implicating severe circumstances, will be subject to criminal penalty. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet. On May 8, 2017, the Supreme People's Court and the Supreme People's Procuratorate issued the Interpretations of the Supreme People's Court and the Supreme People's Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens' Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens' personal information and mark a milestone for the criminal protection of citizens' personal information.

Regulations Relating to Distribution of Books and Audio-Video Products

        We are also subject to regulations relating to the distribution of books and audio-video products. Under the latest Administrative Provisions for the Publication Market, which were jointly promulgated in May 2016 by GAPP and MOFCOM and became effective in June 2016, any entity or individual engaging in the distribution of publications, including books, newspapers, periodicals, audio-video products and electronic publications, must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. Each of Vipshop E-Commerce, Vipshop China, Vipshop Jianyang, Vipshop Kunshan, Vipshop Tianjin, Vipshop Hubei, Vipshop Zhaoqing, and Vipshop Chongqing have obtained Publication Operation Permits, valid until December 2021 and March 2020, October 2018, March 2020, December 2018, May 2020, December 2020, and April 2018, respectively.

        Furthermore, according to the Notice on Promoting the Healthy Development of Online Distribution of Publications issued by GAPP on December 7, 2010, any entities engaging in online publications distribution in China shall apply for the Publications Operation Permit with an "online distribution" notation. However, the Administrative Provisions for the Publication Market provides that an entity that maintains a valid Publication Operation Permit for the retail sale of publications is only required to file notice with a competent press and publication administrative authority within 15 days from starting online publications distribution business. Currently, the competent press and publication administrative authority in Guangzhou and Shanghai only require online publication distributors, who have the Publication Operation Permit for the retail sale of publications, to complete the notice filing procedure and does not mandate the "online distribution" notation on the Publication Operation Permit in practice. Vipshop E-Commerce has completed the notice filing with the competent authority in Guangzhou.

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

        During the press conference of the fourth session of the 12th NPC held on March 10, 2016, the deputy director of the finance and economic committee of NPC stated that the enactment of the proposed E-Commence Law had been put on the five-year legislative agenda of the Standing Committee of the 12th NPC. The E-commerce Law (Draft) was deliberated at the 25th session of the 12th NPC in December 2016; and the E-commerce Law (Draft for Second Review) was deliberated at the 30th session of the NPC held in November 2017. A discussion draft of the E-commerce Law was published on the official website of the NPC in November 2017 for comments and review. The E-commerce Law (Draft for Second Review) has clarified some obligations for the operators of E-commerce platforms. For example, among other things, an operator of an E-commerce platform shall (i) require business operators that apply to sell commodities or provide services on its platform to submit truthful information, including the identities, contacts and administrative licenses; (ii) verify and register such information; (iii) establish registration archives and keep them updated regularly; (iv) submit identities and business information of the business operators on its platform to Administrations of Industry and Commerce and tax authorities; (v) disclose relevant information about the service agreements of the platform and transaction rules at a prominent place on the homepage of the platform, and ensure that business operators and consumers are able to read and download such agreements and rules in full conveniently; and (vi) restrain itself from deleting any comments made by consumers on any commodity sold or service provided on its platform, unless the remarks made by consumers involve abusive or slanderous language or are obviously contrary to the facts.

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

  Regulation on Microcredit Services

        We currently offer supplier financing in the form of microcredit services. In 2008, PBOC and CBRC jointly promulgated the Guidance on the Pilot Establishment of Microcredit Companies, or the Microcredit Guidance, which allowed provincial governments to approve the establishment of microcredit companies on a trial basis. Many government authorities at the provincial or equivalent level, including Guangdong and Shanghai, issued local implementing rules on the administration of microcredit companies pursuant to the Microcredit Guidance. The specific local authority that is in charge of supervision of microcredit business in each administrative region may vary, and usually is the financial office of the local government. Any entities intend to engage in microcredit business in certain administrative region must obtain an approval from the local authority that is in charge of supervision over the microcredit business in such administrative region, and a microcredit company is not permitted to conduct microcredit business outside the administrative region where it is approved to conduct the business. Both national and local level regulations also require, among the other things, the sources of funds of a microcredit company to be limited to the capital contributed by its shareholders, donated fund, and loans from no more than two banking financial institutions provided such loans do not exceed 50% of the net capital of such microcredit company. We currently are permitted to engage in microcredit businesses through two subsidiaries of Vipshop China in Guangzhou and Shanghai, respectively.

  Regulation on Sales of Securities Investment Fund

        We currently offer wealth management services via our Vipshop Online Platform. Pursuant to the Measures for the Administration of the Sales of Securities Investment Funds issued by CSRC in June 2004 and amended in June 2011 and March 2013, entities other than securities companies, futures companies, insurance institutions, securities investment consulting institutions may also apply to be qualified as an independent fund sale institutions if the criteria specified by CSRC are satisfied, and may engage in the investment fund sales business (including promotion of investment funds, sales of investment fund shares, and handling of purchase and redemption of investment fund shares) after having been properly registered with the registration authorities and obtained the corresponding qualifications from the local counterpart of CRSC. In March 2013, CSRC issued the Interim Provisions on the Administration of the Business Operations of Securities Investment Fund Sales Institutions through Third-Party E-Commerce Platforms, which provides that a third-party e-commerce platform may provide ancillary services for investment fund sales institutions in relation to the sales of investment funds, and the investment fund sales institutions that sell funds through a third-party e-commerce platform shall, together with the operator of the third-party e-commerce platform, report to CSRC for record-filing within five days after the initiation of such business operation. As of the date of this annual report, we provided promotion and information services to some third-party investment fund managers and banks. We believe, under our current business model, we are not required to either obtain a permit for sales of securities investment fund or complete the record filing formalities with CSRC. However, we cannot assure you that the PRC authorities will not eventually take a view that is contrary to ours.

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

  Regulation on Payment Services of Non-Financial Institutions

        On June 14, 2010, PBOC issues the Administrative Measures for the Payment Services of Non-Financial Institutions, or the Payment Services Measures, which became effective on September 1, 2010. Under the Payment Services Measures, a non-financial institution must obtain a payment business license, or Payment License, to provide payment services and qualifies as a paying institution. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC. As of the date of this annual report, we provide online payment services to our customers through a subsidiary of Vipshop Information in Zhejiang, which holds the Payment License valid until June 2022.

Regulation on Commercial Factoring Services

        MOFCOM issued the Notice on the Pilot Launch of Commercial Factoring in June 2012, launched a commercial factoring pilot program in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The MOFCOM further expanded the list of commercial factoring pilot areas to include Guangzhou, Shenzhen in December 2012, and also Chongqing Liangjiang New Area and certain other areas in August 2013. Pursuant to the notices of MOFCOM, local government of those pilot areas promulgated its own rules to implement the pilot program. Under these notices and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of MOFCOM or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable and credit risk guarantee. A commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans, or to specialize in or carry out debt collection. Currently, we provide secured commercial factoring to our suppliers through one subsidiary of Vipshop China in Shanghai.

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

        We operate our national delivery and logistics network primarily through a subsidiary of Pin Jun Tong, namely Pinjun Holdings Co., Ltd., or Pinjun, and its subsidiaries and branches. Currently, most of the subsidiaries of Pinjun have all obtained courier service operation permits that allow us to operate an express delivery network across the county. Vipshop China, Pinjun and most of subsidiaries and branches of Pinjun have also all obtained road transaction operation permits that allow us to provide road freight transportation services.

Regulations on Sales of Food

        Sales of food in China must comply with laws and regulations regarding food hygiene and safety. The amended Food Safety Law implemented an administrative system of food industry, and the China Food and Drug Administration, or CFDA, became the authority in charge of supervision of all food-related business operations, including food production, food distribution and catering services, in China. The food distribution permit has a term of three years. On August 31, 2015, CFDA issued the Administrative Measures for Food Business Licensing, which was amended and took effect as of November 17, 2017, which, among others, requires an enterprise engaging in food business to obtain a food business operating permit. Moreover, according to the public announcement by CFDA in September 2015, the food distribution permits previously issued by local branches of SAIC will continue to be valid until expiration; but a food business operator holding a food distribution permit has to apply to the competent local branch of CFDA to replace such permit with a food business operating permit before it expires. The current food distribution permits held by Vipshop China, Vipshop Information and Vipshop E-Commerce are valid until November 2021, May 2022 and July 2022, respectively.

Regulations on Software Products

        The Computer Software Copyright Registration Procedures, which were issued by the State Copyright Bureau on February 20, 2002 to further implement the Computer Software Protection Regulations promulgated by the State Council, as amended, apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2017, we registered 113 copyrights, including 85 software programs in China.

Regulations on Trademarks

        Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and subsequently amended in 2013. The Trademark Office under SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use. We have registered 871 trademarks in China and 180 trademarks overseas as of December 31, 2017.

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

Regulations on Domain Names

        The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017 and became effective on November 1, 2017, which repealed and replaced the Administrative Measures on China Internet Domain Name promulgated on

November 5, 2004. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the CNNIC Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the "first to file" principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, which was promulgated by CNNIC on March 28, 2012 and became effective on June 28, 2012, file a suit to the People's Court or initiate an arbitration procedure. We have registered vip.com and other domain names.

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

Regulations on Dividend Distribution

        Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Vipshop China, which is a WFOE incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of FIEs include the Foreign-Invested Enterprise Law, as amended on October 31, 2000 and September 3, 2016, and the Implementation Rules of the Foreign-Invested Enterprise Law, as amended on April 12, 2001 and on February 19, 2014.

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

Regulations on Stock Incentive Plans

        In December 2006, PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which became effective on February 1, 2007. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which became effective on February 1, 2007 and was partly amended on May 29, 2016 and, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in employee share ownership plans or share option plans of an overseas publicly-listed company.

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

        SAT issued SAT Circular 82 on April 22, 2009, which was partly amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partly amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise's daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the "de facto management body" must follow the substance over form principle. In addition, SAT issued SAT Bulletin 45 on July 27, 2011, effective from September 1, 2011 and partly amended on April 17, 2015 and June 28, 2016, respectively, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

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

        The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are "non-PRC resident enterprises," and gains derived by such investors, which (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The PRC State Council or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by SAT, or SAT Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Circular on How to Interpret and Recognize the "Beneficial Owner" in Tax Treaties, or SAT Circular 601, issued on October 27, 2009 by SAT, which has been abolished on April 1, 2018, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5%. Based on the Circular on Issues concerning the "Beneficial Owner" in Tax Treaties, or SAT Circular 9, issued on February 3, 2018 by SAT, which became effective on April 1, 2018 and replaced the SAT Circular 601, a comprehensive analysis shall be conducted based on the factors set out in the present article and in combination with the actual conditions of specific cases, and certain factors which will negatively affect the determination of an applicant's status as a "beneficial owner" are provided, such as the business activities engaged in by the applicant do not constitute substantive business activities. In August 2015, SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT

Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-PRC resident enterprises are not required to obtain pre-approval from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

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

        On April 30, 2009, MOF and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or SAT Circular 59, which became effective retroactively as of January 1, 2008 and was partly amended by the Circular on Issues concerning the Enterprise Income Tax Treatment for the Promotion of Enterprise Restructurings issued by MOF and SAT on December 25, 2014. On February 3, 2015, SAT issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Public Notice 7 were abolished by Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and SAT Circular (2017) 37 on December 1,2017, respectively. By promulgating and implementing these two notices, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to the SAT Public Notice 7, as amended, in the event that a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying EIT by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. The SAT Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        On October 17, 2017, SAT promulgated the Circular on Issues concerning Withholding of Enterprise Income Tax for Non-PRC Resident Enterprises, or the SAT Circular (2017) 37, effective on December 1, 2017. Issues concerning withholding of EIT of the China-sourced income, which refers to income obtained from sources within China by non-PRC resident enterprises that (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business in China, shall be subject to the SAT Circular (2017) 37. China-sourced income includes income from equity investment such as dividend and bonus, income from interest, rental and royalties, income from property transfer, and other income. Pursuant to the SAT Circular (2017) 37, non-PRC resident enterprises shall pay EIT in relation to their China-sourced income, and the entities which have the direct obligation to make certain payments to a non-PRC resident enterprise shall be the relevant tax withholders for such non-PRC resident enterprise. The tax withholders shall, within seven days of the day on which the withholding obligation occurs, which is the day when the payment is made in fact or becomes due, declare and remit the withholding tax to the competent tax authority. When declaring and remitting the withholding tax payable, the tax withholders shall complete the Withholding Statement of the PRC for Enterprise Income Tax. In the event that the tax withholder fails to withhold and remit the taxable EIT for a non-PRC resident enterprise, or is unable to perform its obligation mentioned above, the non-PRC resident enterprise shall declare and pay the EIT to the competent tax authority, and complete the Withholding Statement of the PRC for Enterprise Income Tax.

        We face uncertainties as to the reporting and other implications of past and future private equity financing transactions, share exchange or other transactions involving transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

        Although it appears that SAT Public Notice 7 are not intended to apply to purchase and sale of shares of publicly traded companies in the open market, the PRC tax authorities may determine that SAT Public Notice 7 are applicable to us in our acquisition of equity interests in companies such as Lefeng and Ovation, and our non-resident shareholders who acquired our shares outside of the open market and subsequently sell our shares in our private financing transactions or in the open market if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose, and we and our non-resident shareholders may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and we may be required to expend valuable resources to comply with SAT Public Notice 7 or to establish that we should not be taxed under SAT Public Notice 7.

  PRC Value-Added Tax in Lieu of Business Tax (VAT Pilot Program)

        We conduct product promotional activities for certain brands on our Vipshop Online Platform. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax which was abolished on November 19, 2017 and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, MOF and SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT, for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu Province in 2012. On May 24, 2013, MOF and SAT jointly issued the Circular on Tax Policies on the Nationwide Expansion of the Pilot Program for the Collection of Value-Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or SAT Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. On December 12, 2013, MOF and SAT promulgated the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax, or SAT Circular 106, replacing SAT Circular 37 and expanding the VAT Pilot Program to also cover railway transport industry and postal service industry nationwide as of January 1, 2014, in addition to those industries covered under SAT Circular 37. On April 29, 2014, MOF and SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax, or the SAT Circular 43, expanding the VAT Pilot Program to also cover telecommunications industry nationwide as of June 1, 2014. On March 23, 2016, MOF and SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Tax in Lieu of Business Tax, or the SAT Circular 36, replacing SAT Circular 106 and SAT Circular 43. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Tax and Amending the Provisional Regulation of China on Value-added Tax, pursuant to which, PRC tax authorities will collect VAT in lieu of business tax for all industries which should have been collected business tax within the PRC territory. Pursuant to the Provisional Regulation of China on Value-added Tax, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, shall be subject to VAT with a VAT rate ranging from 6% to 17%. On March 28, 2018, the State Council made a decision on its executive meetings that, effective from May 1, 2018, the VAT rate of manufacturing industry will be decreased from 17% to 16%, and the VAT rate of transportation services, construction services, basic telecommunications services and agricultural goods will be decreased from 11% to 10%.

Employment Laws

        We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

        The PRC Labor Law, which became effective on January 1, 1995 and was amended on August 27, 2009, and the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The PRC Labor Contract Law has enhanced rights for the nation's workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

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

(4)
Subsidiaries primarily engaged in product procurement business.

(5)
Subsidiaries primarily engaged in retail businesses in the cities of Jianyang, Kunshan, Tianjin, Zhaoqing and Ezhou and the regions around them.

(6)
A subsidiary primarily engaged in software development and information technology support.

        Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiaries, namely Vipshop China is a WFOE. As a WFOE, Vipshop China is restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online

Platform is operated by our consolidated affiliated entities in China. As part of our efforts to streamline our contractual arrangements among our consolidated affiliated entities during 2017 and 2018, Vipshop E-Commerce currently holds the primary licenses necessary to conduct our Internet-related operations in China.

        Our PRC subsidiaries have entered into four sets of contractual arrangements with our consolidated affiliated entities and their respective shareholders; one set entered into by (a) Vipshop China, (b) Vipshop Information, and (c) shareholders of Vipshop Information; and the other three sets entered into by, among others, Lefeng Information, which is currently an insignificant consolidated affiliated entity, and two recently established consolidated affiliated entities as part of our efforts to streamline our contractual arrangements among our consolidated affiliates entities during 2017 and 2018, namely Pin Jun Tong and Vipshop E-Commerce, both of which were insignificant as of the date of this annual report. Such contractual arrangements enable us to:

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

        We face risks with respect to the contractual arrangements with our consolidated affiliated entities and their shareholders. If our consolidated affiliated entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements that give us effective control over the consolidated affiliated entities may be limited. If we are unable to maintain effective control over our consolidated affiliated entities, we would not be able to continue to consolidate their financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements with our consolidated affiliated entities, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2015, 2016, and 2017, our subsidiaries contributed in aggregate approximately 81.6%, 90.3% and 97.8%, respectively, of our total consolidated net revenues, exclusive of revenues derived from our consolidated affiliated entities. As of December 31, 2015, 2016, and 2017, our holding company and our subsidiaries accounted for an aggregate of 76.7%, 86.5% and 85.5%, respectively, of our consolidated total assets (excluding assets attributable to transactions with our consolidated affiliated entities). For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see "Item 4.B. Information on the Company—Business Overview—Regulation." For a detailed description of the risks associated with our corporate structure, see "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry."

Contractual Arrangements Relating to Vipshop Information

        The following is a summary of the material provisions of the agreements among our wholly-owned PRC subsidiary Vipshop China, our consolidated affiliated entity, Vipshop Information, and the shareholders of Vipshop Information.

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

Agreements that Transfer Economic Benefits to Us

        Exclusive Business Cooperation Agreement.    Under the amended and restated exclusive business cooperation agreement between Vipshop China and Vipshop Information, Vipshop Information agrees to engage Vipshop China as its exclusive provider of technical, consulting and other services in relation to its business operations. In consideration of such services, Vipshop Information will pay to Vipshop China service fees which amount to all of Vipshop Information's net income. The service fees may be adjusted at Vipshop China's sole discretion based on the services rendered and the operational needs of Vipshop Information. Vipshop Information contributed approximately 18.38%, 9.72% and 2.16%, respectively, of our total consolidated net revenues in the years ended December 31, 2015, 2016 and 2017. Vipshop China shall exclusively own any intellectual property arising from the performance of this agreement. The term of this agreement is ten years from the execution date of October 8, 2011 and may be extended for a period to be determined by Vipshop China. Vipshop China may terminate this agreement at any time by giving 30 days' prior written notice. Vipshop Information has no right to terminate this agreement unless Vipshop China commits gross negligence or fraud.

        In October 2012, we effected a transfer of 10.4% of equity interest of Vipshop Information from Mr. Jacky Xu to Mr. Eric Ya Shen, our co-founder, chief executive officer and an existing shareholder of Vipshop Information, and amended the original contractual arrangements we had with Mr. Eric Ya Shen to reflect this transfer. In August 2015, we effected a transfer of 11.6% of equity interest of Vipshop Information from Mr. Bin Wu to Mr. Eric Ya Shen, a transfer of 10.4% of equity interest of Vipshop Information from Mr. Xing Peng to Mr. Eric Ya Shen and a concurrent capital increase of Vipshop Information from RMB24.5 million to RMB274.5 million as contributed by Mr. Eric Ya Shen, and further amended the contractual arrangements we had with Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong to reflect this transfer. In December, 2015, we effected a capital increase of Vipshop Information from RMB274.5 million to RMB824.5 million as subscribed for by Mr. Eric Ya Shen, and further amended the contractual arrangements we had with Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong to reflect this transaction. As of December 31, 2017, shareholders of Vipshop Information include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 99.2% and 0.8% of the total equity interests in Vipshop Information, respectively.

        We also have three additional sets of contractual arrangements that were entered into by, among others, Lefeng Information, Pin Jun Tong, and Vipshop E-Commerce, respectively, all of which were insignificant as of the date of this annual report. The contractual arrangements thereunder are substantially similar to the set with Vipshop Information described above.

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

D.
Property, Plants and Equipment

        We are headquartered in Guangzhou and have approximately 65,000 square meters of office space, data centers, studio and customer service center. In the second half of 2015, we purchased land in Pazhou, Guangzhou for our new office headquarters, and started construction in 2016. We anticipate completion in 2019.

        As of December 31, 2017, we had approximately 2.5 million square meters of warehouse space, of which approximately 1.5 million square meters of warehouse space is owned by our company. Additionally, we had approximately 600,000 square meters of leased premises for transit stations and distribution stations, as we have been building out our last mile capability. We lease our premises under operating lease agreements from unrelated third parties. A summary of our owned and leased properties as of December 31, 2017 is shown below:

Location/Business	Space	Usage of Property
	(in square meters)
Guangzhou	43,564	Office space, data center, studio and customer service center
Beijing	2,964	Office space
Shanghai	18,385	Office space and data center
Hangzhou	327	Office space
Sub-total	65,240
Zhaoqing and Foshan	486,536	Logistics center
Tianjin	318,450	Logistics center
Jianyang	412,138	Logistics center
Kunshan	281,433	Logistics center
Ezhou	665,072	Logistics center
Local distribution centers	205,618	Logistics center
Cross-border business	161,399	Logistics center
Sub-total	2,530,646

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

A.
Operating Results

        We began our operations in August 2008 and have grown significantly since then. In 2015, 2016, and 2017, we fulfilled approximately 193.1 million, 269.8 million, and 335.0 million customer orders, respectively, and we generated total net revenues of RMB40.20 billion, RMB56.59 billion, and RMB72.91 billion (US$11.21 billion), respectively. In 2015, 2016, and 2017, we generated net income of RMB1.51 billion, RMB1.99 billion, and RMB1.89 billion (US$290.9 million), respectively. Our net income in 2015, 2016, and 2017 reflected non-cash share-based compensation expenses in an aggregate amount of RMB302.9 million, RMB475.7 million, and RMB667.1 million (US$102.5 million), respectively.

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

Net Revenues

        We derive revenues primarily from the sale of products offered on our Vipshop Online Platform. Generally, we offer our customers an unconditional right of returning products purchased for a period of seven days upon confirmation of receipt of products. The associated revenues are recognized when the return period expires. Our net revenues are recorded net of VAT and related surcharges.

        The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
Total net revenue (RMB in thousands)	40,203,212	56,591,302	72,912,313
Active customers (in thousands)	36,588	52,100	57,800
Average net revenues per active customer (RMB)	1,099	1,086	1,261
Total orders (in thousands)	193,079	269,800	335,000
Average orders per active customer	5.3	5.2	5.8

Cost of Revenues

        Our cost of revenues consists primarily of cost of merchandise sold and inventory write-down. We procure inventory from our brand partners and our inventory is recorded at the lower of cost or estimated marketable value. Cost of inventory is determined using the weighted average cost method.

Operating Expenses

        Our operating expenses consist of (a) fulfillment expenses, (b) marketing expenses, (c) technology and content expenses, and (d) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the year ended December 31,
	2015		2016		2017
	RMB'000%		RMB'000%		RMB'000	US$'000%
Fulfillment expenses	3,667,031	9.1	4,904,526	8.7	6,899,654	1,060,457	9.5
Marketing expenses	2,089,348	5.2	2,837,680	5.0	2,978,621	457,806	4.1
Technology and content expenses	1,076,520	2.7	1,563,582	2.8	1,808,452	277,954	2.5
General and administrative expenses	1,301,472	3.2	1,941,146	3.4	2,447,724	376,208	3.3

Total operating expenses	8,134,371	20.2	11,246,934	19.9	14,134,451	2,172,425	19.4

        Fulfillment expenses.    Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses and logistics center rental expenses, as well as compensation and benefits of our logistics staff. Our shipping and handling expenses amounted to RMB1.71 billion, RMB2.58 billion, and RMB3.83 billion (US$588.7 million) in 2015, 2016, and 2017, respectively. Historically, we primarily relied on our regional logistics hub in Guangdong Province in Southern China for our fulfillment services. In September and November 2011, September 2013, and November 2014, we started operating our new logistics hubs in Jiangsu Province in Eastern China, Sichuan Province in Western China, Tianjin in Northern China, and Hubei Province in Central China, respectively, to enhance our fulfillment capacity. Throughout 2012 to 2017, we were able to fully utilize the regional logistics hubs. By utilizing these regional logistics hubs, we were able to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies. This shift to regional delivery companies reduced our shipping and handling expense per order and partially offset the increase in fulfillment expenses. We expect to continue to invest in our logistics network and warehousing capacity to support our long-term growth. We expect our fulfillment expenses to continue to increase in absolute amount as a result of our continued business growth and continue to constitute one of the largest components of our operating expenses.

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

Hong Kong

        Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. Hong Kong income tax was provided in our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, as our Hong Kong subsidiary generated assessable income in 2015, 2016 and 2017.

PRC

        Our PRC subsidiaries and consolidated affiliated entities are companies incorporated under PRC law and, as such, are subject to EIT on their taxable income in accordance with the relevant PRC income tax laws. Under the EIT Law and its implementation rules, both of which became effective on January 1, 2008, a uniform 25% EIT rate is generally applicable to both FIEs and domestic enterprises, unless they qualify for certain exceptions. Our subsidiaries and the consolidated affiliated entities in the PRC are all subject to the EIT rate of 25% for the periods presented, except for certain subsidiaries, including Vipshop (Jianyang) E-Commerce Co., Ltd., or Vipshop Jianyang, Chongqing Vipshop

E-Commerce Co., Ltd., or Vipshop Chongqing, Vipshop (Zhuhai) E-Commerce Co., Ltd., or Vipshop Zhuhai, Guangzhou Pinwei Software Co., Ltd., or Pinwei Software, and Guangzhou Vipshop Internet Technology Co., Ltd., or Vipshop Internet Technology, that enjoyed the following preferential tax treatment on an annual renewal basis. Vipshop Jianyang and Vipshop Chongqing were classified as "encouraged enterprises in the western regions in an industry sector encouraged by the PRC government" and enjoyed a preferential tax rate of 15%. Vipshop Jianyang has obtained the final approval from SAT to enjoy a preferential tax rate of 15% for the period from February 22, 2012 to December 31, 2020.Vipshop Zhuhai enjoyed a preferential tax rate of 15% because it is located in an economy development zone in the PRC and its primary business falls into the scopes of the encouraged industries stipulated in the existing related policies. The term "encouraged enterprise in an industry sector encouraged by the PRC government" as used herein refers to an enterprise incorporated in certain region whose primary business falls into the scopes of the encouraged industries stipulated in the existing related policies, including Catalogue of Encouraged Industries in the Western Region, Industrial Restructuring Guidance Catalogue (2011 Version), as amended in 2013, Catalogue for the Guidance of Foreign Investment Industries, as amended in 2017, Catalogue of Foreign-invested Advantage Industries in Central-Western Region, as amended in 2017, Circular of the Ministry of Finance and the State Administration of Taxation on the Preferential Enterprise Income Tax Policies and Catalogue for Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province and Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen City. Pinwei Software was classified as a high and new technology enterprise and entitled to a preferential tax rate of 15% pursuant to Article 28 of the EIT Law for the periods from January 1, 2015 to December 31, 2016. Subsequent to the year ended December 31, 2017, Pinwei Software applied and was classified as "State Planning Key Software Enterprise" by the local tax authority and entitled to a preferential tax rate of 10% pursuant to Circular Caishui (2012) 27 for the period from January 1, 2017 to December 31, 2017 on a retrospective basis. Vipshop Internet Technology was classified as a high and new technology enterprise and was entitled to a preferential tax rate of 15% pursuant to Article 28 of the EIT Law for the period from January 1, 2017 to December 31, 2017.

        We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2016 and 2017, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties related to income tax matters, if any, in income tax expense.

        Under the EIT Law and its implementation rules, dividends from Vipshop China are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding arrangement.

        Under the EIT Law, an enterprise established outside of China with "de facto management bodies" within China is considered a PRC resident enterprise and will be subject to EIT at the rate of 25% on its global income. The implementation rules define the term "de facto management bodies" as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. SAT issued SAT Circular 82 on April 22, 2009, which was partly amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partly amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. SAT Circular 82 further clarifies that the identification of the "de facto management body" must follow the substance over form principle. In addition, SAT issued SAT Bulletin 45 on July 27, 2011, effective from September 1, 2011 and partly amended on April 17, 2015 and June 28, 2016 respectively, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of China constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—it is unclear whether we will be considered a PRC 'resident enterprise' under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC 'resident enterprise' status, our global income may be subject to the 25% EIT, which could materially and adversely affect our results of operations." However, even if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, we do not expect any material change in our net current tax payable balance and the net deferred tax balance as these entities were in accumulated loss positions for the year ended December 31, 2014 and started to generate assessable income in 2015.

        The amount of tax loss carry forwards of our PRC subsidiaries and consolidated affiliated entity was RMB702.7 million and RMB1.09 billion (US$168.1 million) as of December 31, 2016 and 2017, respectively. We provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2016 and 2017, respectively, as our management is not able to conclude that the future realization of some of such net operating loss carry forwards is more likely than not.

        On February 3, 2015, SAT issued SAT Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Public Notice 7 were abolished. Under SAT Public Notice 7, as amended, where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authorities. Using a "substance over form" principle, the PRC tax authorities may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non PRC holding companies."

        China started to apply VAT in 1984 on 24 specified taxable items until a structural reform on taxation system was implemented in 1994. In December 1993, the State Council of China promulgated the Provisional Regulation of the People's Republic of China on Value-Added Tax, which became effective on January 1, 1994 and amended on February 6, 2016 and November 19, 2017, respectively, and is currently effective in China. According to this provisional regulation, VAT should be paid by enterprises or individuals who sell merchandise or labor services of processing, repairing or assembling services, or import goods within PRC on the added value derived from their production and/or services.

Based on the categories of taxable goods and services, different flat rates are adopted ranging from zero to 17%.

        We also conduct product promotional activities for certain brands on our platform. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax which was abolished on November 19, 2017 and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, MOF and SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province, in 2012. On May 24, 2013, MOF and SAT jointly issued SAT Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. On December 12, 2013, MOF and SAT promulgated SAT Circular 106, which replaced SAT Circular 37 and expanded the VAT Pilot Program to also cover railway transport industry and postal service industry nationwide as of January 1, 2014, in addition to those industries covered under SAT Circular 37. On April 29, 2014, MOF and SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax, or the SAT Circular 43, expanding the VAT Pilot Program to also cover telecommunications industry nationwide as of June 1, 2014. On March 23, 2016, MOF and SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Tax in Lieu of Business Tax, or the SAT Circular 36, replacing SAT Circular 106 and SAT Circular 43. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Tax and Amending the Provisional Regulation of China on Value-added Tax, pursuant to which, PRC tax authorities will collect VAT in lieu of business tax for all industries which should have been collected business tax within the PRC territory. Pursuant to the Provisional Regulation of China on Value-added Tax, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, shall be subject to VAT with a VAT rate ranging from 6% to 17%. On March 28, 2018, the State Council made a decision on its executive meetings that, effective from May 1, 2018, the VAT rate of manufacturing industry will be decreased from 17% to 16%, and the VAT rate of transportation services, construction services, basic telecommunications services and agricultural goods will be decreased from 11% to 10%.

        As of December 31, 2016, and 2017, we had VAT receivable of approximately RMB555.9 million and RMB791.2 million (US$121.6 million), respectively. VAT receivable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB258.2 million and RMB525.9 (US$80.8 million), as of December 31, 2016 and 2017, respectively, included as other tax payable. We do not net off VAT receivable and payable from different entities within our group companies.

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

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Significant accounting estimates reflected in our financial statements include inventory write-down, valuation of goodwill and intangible assets acquired in the business acquisitions, valuation of significant other investments impairment assessment and valuation of receivables from consumer financing. Changes in facts and circumstances may result in revised estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

        We recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured. We utilize in-house and external delivery service providers to deliver goods to our customers directly from our own warehouses. We estimate and defer revenue and the related product costs that are in-transit to the customer, which generally took about two days in 2015, 2016 and 2017. The delivery day estimate was determined based on the average delivery days for sales made during the last month of the reporting period, derived from customer locations and delivery reports. A one-day change in the estimated good in-transit period would result in an increase or decrease of approximately RMB196.3 million (US$30.2 million) to our total net revenues in 2017.

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

        Revenue was recorded net of surcharges and VAT of gross sales. Surcharges are taxes relating to the sales, representing the city maintenance and construction tax and education surtax.

        We recorded revenue on a gross basis. We met the following indicators for gross reporting: (i) we are the primary obligor of the sales arrangements and are subject to inventory risks of physical loss; (ii) we have latitude in establishing prices; (iii) we have discretion in suppliers' selection and assumes credit risks on receivables from customers.

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

        Other than the Super VIP program, we do not charge any membership fees to our registered members. New members who register on our Vipshop Online Platform or existing members who introduce new members to us are granted free Weipin Coins, which can be used to offset against payments for future purchases. These Weipin Coins are not related to prior purchases and are recorded as reduction of revenues at the time of use. In June 2017, in addition to the original membership, we also launched a paid membership program called Super VIP, to further enhance customer service and increase customer stickiness. With promotional membership fee from RMB99 to RMB149 according to different level membership per year at trial stage, customers can enjoy privileges including free delivery service, extra membership points and privileged access to certain products. The revenue related to the membership fee is amortized over the life of the membership.

        As of December 31, 2016 and 2017, we recorded deferred revenue related to reward points earned from prior purchases of RMB117.6 million and RMB138.9 million (US$21.3 million), respectively.

        Credit sales and amounts collected by external delivery service providers but not yet remitted to us are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery and unused prepaid card credits are classified as advances from customers. Revenues include fees charged to customers for shipping and handling expenses. We incur expenses or pay a fee to the in-house and external delivery service providers, respectively, and records such expenses and fee as shipping and handling expenses.

Inventory write-down

        Inventory was previously stated at the lower of cost or market before 2016. We adopted ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory and applied this ASU prospectively starting from 2016. Upon adoption of this accounting guidance, inventory is stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Adjustments are recorded to write-down the cost of inventory to the estimated net realizable value for slow-moving merchandise and damaged goods. The amount of write-down is also dependent upon factors such as whether the goods are returnable to vendors, inventory aging, historical and forecasted consumer demand, and promotional environment.

        We assess the inventory write-down based on different product categories and applies a certain percentages based on aging. Our company classifies all goods into the following two categories: non-returnable goods and returnable goods. Non-returnable Goods cannot be returned to suppliers and general inventory write-down of different percentages are applied to these goods within the different aging categories. These percentages were developed based on historical write-down on these different types of goods. In addition to general write-down, specific write-down will also be applied to non-returnable goods if assessed to be needed based on the factors mentioned above. Returnable goods will have no general write-down based on aging but specific write-down will be made at the end of each reporting periods based on forecast sales, conditions of the goods and planned promotions.

        Write-down are recorded in cost of revenues in the consolidated statements of income and comprehensive income.

Accounts receivable from consumer financing business

        Accounts receivable from consumer financing are stated at the historical carrying amount net of allowance for uncollectible accounts. We establish an allowance for uncollectible accounts receivable based on our best estimates after considering our historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when we have determined the balance will not be collected.

        Judgement is required to determine the allowance amounts by reference to the aging analysis by past due date and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimates of the losses inherent in the outstanding portfolio of loans. We recorded the allowance for the uncollectible accounts receivable in the amount of RMB43.6 million and RMB121.8 million (US$18.7 million) in relation to receivables from consumer financing business as of December 31, 2016 and 2017, respectively. If the conditions underlying these estimates change significantly in the future, the amount of the allowance for doubtful accounts will also change accordingly.

Intangible assets with indefinite lives

        Intangible assets with indefinite lives represent the purchase price of the payment license in a business combination in 2016. The payment license was determined to have an indefinite life. In determining its indefinite life, we considered the following: the expected use of the intangible; the longevity of the license; the legal, regulatory and contractual provisions that affect their maximum useful life; our ability to renew or extend the asset's legal or contractual life without substantial costs; effects of the regulatory environment; maintenance expenditures required to obtain the expected future cash flows from the asset; and considerations for obsolescence, demand, competition and other economic factors.

        Intangible assets with indefinite lives is not amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.

        In 2016 and 2017, we have conducted the qualitative impairment test and the qualitative assessment indicated that it was more likely than not that our indefinite lived intangible assets are not impaired.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

        Goodwill is not depreciated or amortized but is tested for impairment as of December 31 on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with Accounting Standards Codification ("ASC") 350-20 "Goodwill," we first have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine, as a result of our qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the performance of the two-step quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded.

        Application of a goodwill impairment test requires significant management judgment, including identifying reporting units, assigning assets, liabilities and goodwill to each reporting unit, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding the reporting unit's future operating performance are revenue growth rates, costs of goods and operating expenses growth rates, discount rates and terminal values. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

        In 2015, we conducted step one of the quantitative impairment test to compare the carrying value of the reporting unit, including assigned goodwill, to its respective fair value. The fair value of the reporting unit was estimated pursuant to the income approach. Based on the quantitative test, it was determined that the fair value of the reporting unit tested exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was not required. Our management concluded that goodwill was not impaired as of December 31, 2015.

        In 2016 and 2017, we have conducted the qualitative impairment test to compare the carrying value of the reporting units, including assigned goodwill, to its respective fair value. Based on the qualitative impairment assessment, it was determined that it is more likely than not the fair values of the reporting units tested exceeded their carrying amounts and, therefore a quantitative impairment test for goodwill was not required. We concluded that goodwill was not impaired as of December 31, 2016 and 2017.

Recent Accounting Pronouncements

  ASU 2014-09

        In May 2014, the Financial Accounting Standards Board ("FASB") issued, ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting guidance also requires additional disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfil a contract. ASU 2014-09 can be adopted using one of two retrospective application methods. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606), Deferral of the

Effective Date," which defers the effective date of ASU 2014-09 by one year, to fiscal years beginning after December 15, 2017, and interim periods therein.

        Additionally, the FASB issued the following various updates affecting the guidance in ASU 2014-09. The effective dates and transition requirements are the same as those in ASC Topic 606 above. In March 2016, FASB issued an amendment to the standard, ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations" Under the amendment, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (as an agent). In April 2016, FASB issued ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing," to clarify identifying performance obligations and the licensing implementation guidance, which retaining the related principles for those areas. In May 2016, the FASB issued ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." This update addresses narrow-scope improvements to the guidance on collectability, noncash consideration and completed contracts at transition. The update provides a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. Then, in December 2016, the FASB issued ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers." The updates in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09.

        We adopted the ASUs on January 1, 2018 using the modified retrospective approach with a cumulative adjustment that changes retained earnings rather than a full retrospective approach that retrospectively adjusts prior periods. We analyzed the impact of ASU 2014-09 and the related ASUs across all revenue streams to evaluate the impact of the new standard on revenue contracts. This included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. We substantially completed contract reviews and validated the results of applying the new revenue guidance.

        In addition to the enhanced footnote disclosures related to customer contracts, we anticipate that the most significant impact of the new standard will relate to the timing of revenue recognition for product sales contracts. In addition, ASC 606 is expected to change our accounting for Weipin Coins. The adoption of ASC 606 is not expected to have a material effect on our consolidated financial statements.

  Product Revenue Recognition

        We offer customers with an unconditional right of return for a period of 7 days upon receipt of products on sales from our platforms. We expect that the application of these ASUs will result in an earlier recognition of sales of goods at the point of time when the control of goods has been passed to the customers, with an adjustment of estimated returns that we expect to be probable as significant reversal will not occur when the uncertainty associated with expected returns is resolved at the end of the 7 days return period.

  Weipin Coins

        We also change our policy on how Weipin Coins are recognized. Weipin Coins were previously accrued as deferred revenue for the estimated value earned and expected to be redeemed based on all outstanding reward points related to prior purchases at the end of each reporting period. Upon adoption of the ASUs, Weipin Coins is accounted for as a single performance obligation and identified as variable consideration. We will estimate the standalone selling price of the reward points on the basis of the likelihood of redemption and allocate the transaction price to the product and the reward points on a relative standalone selling price basis.

  Other Revenue Streams

        We derive other revenue from (i) fees charged to third-party merchants for which we provides platform access for sales of their products, (ii) logistic services to external customers, (iii) promotion activities for certain brands on our website, and (iv) inventory and warehouse management services to certain suppliers. Aggregate revenue under these arrangement is less than 5% of consolidated revenues. Based on the completed analysis, we do not anticipate that the adoption of ASC 606 will have a material impact on these revenue streams.

  ASU 2016-01

        In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The guidance should be applied prospectively upon its effective date. We adopted this ASU beginning on January 1, 2018, and based on the our equity investments as of December 31, 2017, the application of ASU 2016-01 may result in the our cost method investments to be measured at fair value, with subsequent changes in fair value recognized in net income. We also expect that we may elect to measure certain equity investments that do not have readily determinable fair values at cost minus impairment, with appropriate adjustments resulting from observable price changes in orderly and comparable transactions, if any.

  ASU 2016-02

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors' accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. Upon the application of this ASU, in respect of the non-cancellable operating lease commitments in which we are a leasee, we expect to recognize a right-of-use asset and a corresponding liability in respect of all these leases unless they qualify for low value or short-term leases.

  ASU 2016-13

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Based on our financial instruments and risk management policies as of December 31, 2017, application of this ASU in the future may have impact on the measurement of our financial assets. The expected credit loss model may result in earlier provision of credit losses which are not yet incurred in relation to our financial assets measured at amortized cost. It should be noted that the above assessments were made based on an analysis of our financial assets and financial liabilities as of December 31, 2017 on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application of this ASU, the assessment of the potential impact is subject to change.

  ASU 2016-15

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments." The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This update requires that debt prepayments or debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. This guidance will be adopted retrospectively by us to all periods presented. We do not anticipate that the adoption of ASU 2016-15 will have a material impact on the consolidated financial statements.

  ASU 2016-16

        In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory." Current U.S. GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods. This guidance will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not anticipate that the adoption of ASU 2016-16 will have a material impact on the consolidated financial statements.

  ASU 2016-18

        In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," which amends ASC 230 to clarify guidance and presentation related to restricted cash in the consolidated statements of cash flows as well as increased disclosure requirements. This update requires beginning-of-period and end-of-period total amounts shown on the statements of cash flows to include cash and cash equivalents as well as restricted cash and restricted cash equivalents. The update is effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We early adopted this ASU from the year ended December 31, 2017, using the retrospective transition approach.

  ASU 2017-01

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

  ASU 2017-04

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

  ASU 2017-09

        In May 2017, the FASB issued ASU 2017-09, "Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting." The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. We do not anticipate that the adoption of ASU 2017-09 will have a material impact on the consolidated financial statements.

  ASU 2017-14

        In November 2017, the FASB issued a new pronouncement, ASU 2017-14, which amends the Codification to incorporate SEC Staff Accounting Bulletin (SAB) No. 116 and SEC Interpretive Release on Vaccines for Federal Government Stockpiles (SEC Release No. 33-10403) that bring existing SEC staff guidance into conformity with the FASB's adoption of and amendments to ASC Topic 606, Revenue from Contracts with Customers. The SEC issued SAB 116 to bring existing SEC staff guidance into conformity with the FASB's adoption of and amendments to ASC Topic 606, Revenue from Contracts with Customers. The SAB modified SAB Topic 13, Revenue Recognition, SAB Topic 8, Retail Companies, and Section A, Operating-Differential Subsidies, of SAB Topic 11, Miscellaneous Disclosure. SEC Interpretive Release on Vaccines for Federal Government Stockpiles (SEC Release No. 33-10403) was issued to update its 2005 Commission Guidance Regarding Accounting for Sales of Vaccines and Bioterror Countermeasures to the Federal Government for Placement into the Pediatric Vaccine Stockpile or the Strategic National Stockpile. For all entities, the ASU is effective upon adoption of ASC 606, Revenue From Contracts with Customers.

Inflation

        Inflation in China has not historically materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 in China were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Year Ended December 31,
	2015		2016		2017
	RMB'000%		RMB'000%		RMB'000	US$'000%
Product revenues	39,409,961	98.0	55,281,900	97.7	71,171,653	10,938,883	97.6
Other revenues	793,251	2.0	1,309,402	2.3	1,740,660	267,535	2.4

Total net revenues	40,203,212	100.0	56,591,302	100.0	72,912,313	11,206,418	100.0
Cost of revenues(1)	(30,306,723)	(75.4)	(42,994,688)	(76.0)	(56,618,471)	(8,702,100)	(77.7)

Gross profit	9,896,489	24.6	13,596,614	24.0	16,293,842	2,504,318	22.3
Operating expenses(2)
Fulfillment expenses(3)	(3,667,031)	(9.1)	(4,904,526)	(8.7)	(6,899,654)	(1,060,457)	(9.5)
Marketing expenses	(2,089,348)	(5.2)	(2,837,680)	(5.0)	(2,978,621)	(457,806)	(4.1)
Technology and content expenses	(1,076,520)	(2.7)	(1,563,582)	(2.8)	(1,808,452)	(277,954)	(2.5)
General and administrative expenses	(1,301,472)	(3.2)	(1,941,146)	(3.4)	(2,447,724)	(376,208)	(3.3)

Total operating expenses	(8,134,371)	(20.2)	(11,246,934)	(19.9)	(14,134,451)	(2,172,425)	(19.4)
Other operating income	308,431	0.8	358,029	0.6	531,055	81,622	0.8

Income from operations	2,070,549	5.2	2,707,709	4.8	2,690,446	413,515	3.7
Impairment loss of investments	(99,749)	(0.3)	(114,574)	(0.2)	(133,026)	(20,446)	(0.2)
Interest expense	(85,762)	(0.2)	(85,195)	(0.2)	(82,435)	(12,670)	(0.1)
Interest income	267,208	0.7	107,044	0.2	101,125	15,543	0.1
Exchange (loss) gain	(101,726)	(0.3)	51,100	0.1	(90,872)	(13,967)	(0.1)

Gain on disposal of an investment	—	—	—	—	55,615	8,548	0.1
Income before income tax and share of loss of affiliates	2,050,520	5.1	2,666,084	4.7	2,540,853	390,523	3.5
Income tax expense	(457,745)	(1.1)	(601,828)	(1.1)	(626,140)	(96,236)	(0.9)
Share of loss of affiliates	(84,063)	(0.2)	(71,489)	(0.1)	(22,280)	(3,424)	(0.0)

Net income	1,508,712	3.8	1,992,767	3.5	1,892,433	290,863	2.6
Net loss attributable to non-controlling interests	(80,953)	(0.2)	(44,050)	(0.1)	57,222	8,795	0.1
Net income attributable to ordinary shareholders	1,589,665	4.0	2,036,817	3.6	1,949,655	299,658	2.7

(1)
Excluding shipping and handling expenses, and including inventory write-down which amounted to RMB293.9 million, RMB303.2 million, and RMB206.7 million (US$31.8 million) in the years ended December 31, 2015, 2016, and 2017, respectively.

(2)
Including share-based compensation expenses as set forth below:

	For the year ended December 31,
	2015	2016	2017
	RMB'000	RMB'000	RMB'000	US$'000
Allocation of share-based compensation expenses*
Fulfillment expenses	(18,665)	(38,428)	(73,235)	(11,256)
Marketing expenses	(19,938)	(38,459)	(40,364)	(6,204)
Technology and content expenses	(126,274)	(183,122)	(206,073)	(31,673)
General and administrative expenses	(138,064)	(215,644)	(347,426)	(53,398)

Total	(302,941)	(475,653)	(667,098)	(102,531)

*
The share-based compensation expenses for 2015 included RMB302.9 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers,

  independent directors and employees. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB6.9 million and RMB914.0 million, and were expected to be recognized over a weighted-average period of 1.02 years and 2.97 years on a straight-line basis as of December 31, 2015, respectively. The share-based compensation expenses for 2016 included RMB475.7 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors and employees. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB243 thousand and RMB1.24 billion, and were expected to be recognized over a weighted-average period of 0.25 years and 4 years on a straight-line basis as of December 31, 2016, respectively. The share-based compensation expenses for 2017 included RMB667.1 million (US$102.5 million) share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors and employees. The unrecognized share-based compensation expenses related to share options and non-vested shares were RMB162.9 million (US$25.0 million) and RMB1.43 billion (US$220.2 million), and were expected to be recognized over a weighted average period of 3 year and 2.72 years on a straight-line basis as of December 31, 2017, respectively. See "Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Share-based compensation" for details.

(3)
Including shipping and handling expenses, which amounted to RMB1.71 billion, RMB2.58 billion, and RMB3.83 billion (US$588.7 million) in the years ended December 31, 2015, 2016, and 2017, respectively.

Segment Information

        We historically had only one reporting segment. In 2017, we adjusted our reporting segmentation in light of the development of our Internet finance business. We currently report our results of operations in two segments, namely Vip.com and Internet finance business. Vip.com represents our e-commerce business, while the Internet finance businesses mainly include consumer financing, supplier financing, and wealth management services. Accordingly, we updated the presentation of the reportable segments for preceding years to conform to the presentation of the current year.

        The table below provides a summary of our operating segment results for the years ended December 31, 2015, 2016, and 2017:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenues
Vip.com	40,141,216	56,552,877	72,817,634
Internet finance business	61,996	114,735	249,726
Inter-segment revenues(1)	—	(76,310)	(155,047)

Total consolidated net revenues	40,203,212	56,591,302	72,912,313

Income (loss) from operations
Vip.com	2,632,643	3,665,649	4,063,238
Internet finance business	5,689	(172,750)	(366,025)
Unallocated expenses(2)	(567,783)	(785,190)	(1,006,767)

Total consolidated income from operations	2,070,549	2,707,709	2,690,446

(1)
Inter-segment revenues mainly consist of payment processing and financing services provided by the Internet finance business to Vip.com.

(2)
Unallocated expenses include share-based compensation and amortization of intangible assets resulting from business acquisitions, which are not allocated to segments.

        We have two operating segments, namely Vip.com and Internet finance business, for the years ended December 31, 2016 and 2017.

        The results of operations of our Internet finance business are summarized as follows.

        Net Revenues.    Net revenues from our Internet finance business increased from RMB62.0 million in 2015 to RMB114.7 million and RMB249.7 million (US$38.4 million) in 2016 and 2017, respectively, primarily due to an increase in our sales volume with payment processing and financing services provided by the Internet finance business, and our developing consumer financing and supplier financing business.

        Operating expenses.    Operating expenses mainly consist of compensation and benefits of our staff, provision for allowance for consumer financing, and interest expense. Our compensation and benefits increased from RMB24.6 million in 2015 to RMB116.5 million and RMB221.0 million (US$34.0 million) in 2016 and 2017, respectively, primarily due to the expansion of the Internet finance and increasing staffing demand. Provision for allowance for consumer financing was nil in 2015, and increased to RMB43.6 million and RMB121.8 million (US$18.7 million) in 2016 and 2017, respectively, which is in line with the expansion of consumer financing business. Interest expense was nil in 2015, and increased to RMB29.4 million and RMB121.8 million (US$18.7 million) in 2016 and 2017, respectively, primarily due to an increase in intra-group funding to support the Internet financing business.

        Our Vip.com segment contributes to a significant majority of our results of operations which are compared and analyzed on a year-on-year basis as follows.

Comparison of 2016 and 2017

        Net Revenues.    Our total net revenues increased from RMB56.59 billion in 2016 to RMB72.91 billion (US$11.21 billion) in 2017, primarily due to an increase in the number of active customers and total orders. The number of our active customers increased significantly from 52.1 million in 2016 to 57.8 million in 2017. The number of our total orders increased from 269.8 million in 2016 to 335.0 million in 2017, primarily due to an increase in the number of active customers during the period, which in turn was primarily due to overall growth in the industry, our further optimized product selection, and enhancement of our warehousing capabilities, merchandising, and IT infrastructures. Through our five regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2017. 95.1% of the total orders we fulfilled in 2017 were placed by repeat customers, as compared to 93.6% in 2016.

        Cost of Revenues.    Our cost of revenues increased from RMB42.99 billion in 2016 to RMB56.62 billion (US$8.70 billion), primarily due to a significant increase in products procured from our brand partners in line with our significantly higher sales volume.

        We recorded RMB303.2 million and RMB206.7 million (US$31.8 million) in inventory write-down in 2016 and 2017, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 0.7% in 2016 and 0.4% in 2017. Such write-down primarily reflected the estimated market value of damaged or obsolete inventory. The decrease in write-down from 2016 to 2017 was as a result of improving inventory management. The primary reason for the decrease in percentage of costs of goods sold was the significant increase in our sales volume.

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

        Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased from RMB13.60 billion in 2016 to RMB16.29 billion (US$2.50 billion) in 2017. Our gross margin decreased from 24.0% in 2016 to 22.3% in 2017, primarily due to the increasing promotional activities and sales to drive growth of users and orders via our platform.

        Operating Expenses.    Our operating expenses increased from RMB11.25 billion in 2016 to RMB14.13 billion (US$2.17 billion) in 2017, primarily due to the following factors:

  •
  Fulfillment expenses.  Our fulfillment expenses increased from RMB4.90 billion in 2016 to RMB6.90 billion (US$1.1 billion) in 2017. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB2.58 billion in 2016 to RMB3.83 billion (US$588.7 million) in 2017. These increases were primarily due to an significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits and increase in rental expenses and depreciation expenses in connection with our expanded warehouse facilities. In 2017, we fulfilled over 335.0 million customer orders, as compared to approximately 269.8 million customer orders in 2016. Our fulfillment expenses as a percentage of our total net revenues increased from 8.7% in 2016 to 9.5% in 2017, primarily due to a significant increase in fulfillment expenses in expanded logistics network and warehouse facilities over the growth in total net revenues. Throughout 2017, we continued to utilize the regional logistics hubs in Guangdong Province, Jiangsu Province, Sichuan Province, Tianjin, and Hubei Province. In addition, our regional logistics hubs enabled us to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies.

  •
  Marketing expenses.  Our marketing expenses increased from RMB2.84 billion in 2016 to RMB2.98 billion (US$457.8 million) in 2017, primarily attributable to our increased marketing and brand promotion activities. On the other hand, our marketing expenses as a percentage of our total net revenues decreased from 5.0% in 2016 to 4.1% in 2017, primarily due to our strategic balance between promotional activities and sales with our broader marketing efforts.

  •
  Technology and content expenses.  Our technology and content expenses increased from RMB1.56 billion in 2016 to RMB1.81 billion (US$278.0 million), primarily due to the headcount increase of our IT personnel in connection with our expansion of IT capacities and higher compensation and benefit. Our technology and content expenses also decreased from 2.8% to 2.5% as a percentage of our total net revenues during the same period, primarily due to scale effect associated with the rapid growth in total net revenue.

  •
  General and administrative expenses.  Our general and administrative expenses increased from RMB1.94 billion in 2016 to RMB2.45 billion (US$376.2 million) due to an increase in the scale of our business. Our general and administrative expenses as a percentage of our total net revenues remained stable at 3.4% in 2016 and 3.3% in 2017 during the same period.

        Other Operating Income.    Our other operating income amounted to RMB531.1 million (US$81.6 million) in 2017, as compared to RMB358.0 million in 2016. Our other operating income in 2017 was primarily due to income derived from government grants, tax rebates and ADR reimbursements.

        Impairment Loss of Investments.    We incurred RMB133.0 million (US$20.4 million) impairment loss of investments in 2017, as compared to RMB114.6 million in 2016, which was primarily due to the loss of an available for sale investee and the loss of several cost method investees. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Certain of our investments are in development stage companies whose success depends on factors including the ability of the investee companies to raise additional funds in financial markets that can be volatile and other key business factors, any of which may impact our ability to recover the investment. The other than temporary impairment recorded in 2017 in the amounts of RMB15.0 million (US$2.3 million) and RMB118.0 million (US$18.1 million) on the available-for-sale investments and cost method investments were due to sustained depression of either in the market price or the respective investees' expected result of operation.

        Interest Expenses.    We incurred RMB82.4 million (US$12.7 million) interest expenses in 2017, as compared to RMB85.2 million in 2016, primarily due to the net effect of the increase in interest expenses for the securitization debt and the short term loans and decrease in amortization of debt issuance cost of our convertible senior notes.

        Interest Income.    Our interest income decreased from RMB107.0 million in 2016 to RMB101.1 million (US$15.5 million) in 2017 primarily due to the decrease of interest bearing investments, such as the deposits and held-to-maturity investments in the banks.

        Share of Loss of Affiliates.    Our share of loss of affiliates decreased from RMB71.5 million in 2016 to RMB22.3 million (US$3.4 million), which was primarily due to the decrease of our share of losses of equity interest in Ovation from the amortization adjustment of basis difference between our investment cost and underlying equity in net assets of Ovation from the date of acquisition in February 2014.

        Net Income.    As a result of the foregoing, we recorded a net income of RMB1.89 billion (US$290.9 million) in 2017, as compared to a net income of RMB1.99 billion in 2016.

        Net Loss Attributable to Non-controlling Interests.    Our net loss attributable to non-controlling interests increased from RMB44.1 million in 2016 to RMB57.2 million (US$8.8 million) in 2017, which was primarily due to the decline in profitability for the non-wholly-owned logistic subsidiaries.

Comparison of 2015 and 2016

        Net Revenues.    Our total net revenues increased from RMB40.20 billion in 2015 to RMB56.59 billion in 2016, primarily due to an increase in the number of active customers and total orders. The number of our active customers increased significantly from 36.6 million in 2015 to 52.1 million in 2016. The number of our total orders increased from 193.1 million in 2015 to 269.8 million in 2016, primarily due to an increase in the number of active customers during the period, which in turn was primarily due to the overall growth in the industry, our further optimized product selection, and enhancement of our warehousing capabilities and merchandising and IT infrastructures. Through our five regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2016. 93.6% of the total orders we fulfilled in 2016 were placed by repeat customers, as compared to 93.9% in 2015.

        Cost of Revenues.    Our cost of revenues increased from RMB30.31 billion in 2015 to RMB42.99 billion in 2016, primarily due to a significant increase in products procured from our brand partners in line with our significantly higher sales volume.

        We recorded RMB293.9 million and RMB303.2 million in inventory write-down in 2015 and 2016, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 1.0% in 2015 and 0.7% in 2016. Such write-down primarily reflected the estimated market value of damaged or obsolete inventory. The increase in write-down from 2015 to 2016 was as a result of an increase in special sales promotion events in 2016 compared to 2015 due to more intensive competition in the market, as special sales promotions are more likely to result in write-down due to the significant discounts offered. The primary reason for the decrease in percentage of costs of goods sold was the significant increase in our sales volume.

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

        Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased from RMB9.90 billion in 2015 to RMB13.60 billion in 2016. Our gross margin decreased from 24.6% in 2015 to 24.0% in 2016, primarily due to the increasing promotional activities and sales to drive growth of users and orders via our platform.

        Operating Expenses.    Our operating expenses increased from RMB8.13 billion in 2015 to RMB11.25 billion in 2016, primarily due to the following factors:

  •
  Fulfillment expenses.  Our fulfillment expenses increased from RMB3.67 billion in 2015 to RMB4.90 billion in 2016. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB1.71 billion in 2015 to RMB2.58 billion in 2016. These increases were primarily due to a significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits, and an increase in rental expenses and depreciation expenses in connection with our expanded warehouse facilities. In 2016, we fulfilled over 269.8 million customer orders, as compared to 193.1 million customer orders in 2015. Our fulfillment expenses as a percentage of our total net revenues decreased from 9.1% in 2015 to 8.7% in 2016, primarily due to the scale effect associated with the rapid growth in total net revenues and improved efficiency of regional warehouses. Throughout 2016, we continued to utilize the regional logistics hubs in Guangdong Province, Jiangsu Province, Sichuan Province, Tianjin, and Hubei Province. In addition, our regional logistics hubs enabled us to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies.

  •
  Marketing expenses.  Our marketing expenses increased from RMB2.09 billion in 2015 to RMB2.84 billion in 2016, primarily due to our increasing marketing and brand promotion activities. On the other hand, our marketing expenses as a percentage of our total net revenues slightly decreased from 5.2% in 2015 to 5.0% in 2016, primarily due to our strategic balance between promotional activities and sales with our broader marketing efforts.

  •
  Technology and content expenses.  Our technology and content expenses increased from RMB1.08 billion in 2015 to RMB1.56 billion in 2016, primarily due to the headcount increase of our IT personnel in connection with our expansion of IT capacities and higher compensation and benefit. Our technology and content expenses also slightly increased from 2.7% to 2.8% as a percentage of our total net revenues during the same period, primarily due to our continuing efforts to invest in human capital, advanced technologies such as data analytics as well as new business opportunities including those in the Internet finance sector.

  •
  General and administrative expenses.  Our general and administrative expenses increased from RMB1.30 billion in 2015 to RMB1.94 billion in 2016 due to the increasing scale of our business. Our general and administrative expenses as a percentage of our total net revenues also slightly increased from 3.2% to 3.4% during the same period, primarily due to the build-out of our Internet finance team.

        Other Operating Income.    Our other operating income amounted to RMB358.0 million in 2016, as compared to RMB308.4 million in 2015. Our other operating income in 2016 was primarily due to income derived from providing ancillary services to our suppliers, government grants and tax rebates.

        Impairment Loss of Investments.    We incurred RMB114.6 million impairment loss of investments in 2016, as compared to RMB99.7 million in 2015, which was primarily due to the loss of an available-for-sale investee and the loss of a cost method investee. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Certain of our investments are in development stage companies whose success depends on factors including the ability of the investee companies to raise additional funds in financial markets that can be volatile and other key business factors, any of which may impact our ability to recover the investment. The other than temporary impairment recorded in 2016 in the amount of RMB48.6 million on the available-for-sale investments was due to liquidation in relation to the main operation of an available-for-sale investee. The other than temporary impairment recorded in 2016 in the amounts of RMB65.9 million on the cost method investments was due to sustained depression of a cost method investee's expected result of operations.

        Interest Expenses.    We incurred RMB85.2 million interest expenses in 2016, as compared to RMB85.8 million in 2015, primarily due to the 2014 offering in connection with the 1.50% convertible senior notes due 2019.

        Interest Income.    Our interest income decreased from RMB267.2 million in 2015 to RMB107.0 million in 2016, primarily due to a decrease of interest bearing investments, such as the short-term deposits and held-to-maturity investments in the banks.

        Share of Loss of Affiliates.    Our share of loss of affiliates decreased from RMB84.1 million in 2015 to RMB71.5 million in 2016, which was primarily due to our share of losses of equity interest in Ovation, and the amortization adjustment of basis difference between our investment cost and underlying equity in net assets of Ovation from the date of acquisition in February 2014.

        Net Income.    As a result of the foregoing, we recorded a net income of RMB1.99 billion in 2016, as compared to a net income of RMB1.51 billion in 2015.

        Net Loss Attributable to Non-controlling Interests.    Our net loss attributable to non-controlling interests decreased from RMB81.0 million in 2015 to RMB44.1 million in 2016, which was primarily due to the loss attributable to 25% non-controlling interest holders of Lefeng from the date of acquisition of Lefeng.

B.
Liquidity and Capital Resources

        As of December 31, 2016 and 2017, we had RMB4.11 billion and RMB10.22 billion (US$1.57 billion), respectively, in cash, cash equivalents and restricted cash. We had held-to-maturity investments with an aggregate outstanding amount of RMB245.98 million (US$37.81 million) as of December 31, 2017. Our cash and cash equivalents primarily consist of cash on hand, short-term bank demand deposits and highly liquid investments with maturities of less than three months. In 2017, one of our subsidiaries operating our Internet finance business offered an aggregate amount of RMB800.0 million ABS, listed on the Shanghai Stock Exchange in China. We plan to use this and any future ABS offerings in China to alleviate the dependence of our Internet finance business on our own cash flow. We also incurred several bank borrowings and other borrowings in an aggregate amount of RMB907.3 million (US$139.5 million) and had unutilized banking facilities in an amount of RMB1.53 billion (US$234.7 million) as of December 31, 2017. In addition, we received an aggregate amount of US$862.3 million (approximately RMB5.61 billion) from issuance of Class A ordinary shares to the respective subsidiaries of Tencent and JD.com. We believe that our current cash, cash equivalents, restricted cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. However, we may need additional capital in the future to fund our continued operations.

        As of December 31, 2016 and 2017, our cash, cash equivalents, restricted cash and held-to-maturity investments are held in the following currency denominations and jurisdictions in which our subsidiaries domiciled:

	As of December 31,
	2016				2017
Currency Denomination	Subsidiaries in PRC(1) RMB'000	Subsidiaries in HK RMB'000	Subsidiary in USA RMB'000	Total RMB'000	Subsidiaries in PRC(1) RMB'000	Subsidiaries in HK RMB'000	Subsidiary in USA RMB'000	Total RMB'000
RMB	4,428,401	264,926	—	4,693,327	4,531,293	2,588	—	4,533,881
US$	16,876	35,150	13,755	65,782	31,871	5,815,441	16,522	5,863,834
Others	—	22,244	—	22,244	4,322	65,936	—	70,258

Total	4,445,277	322,320	13,755	4,781,353	4,567,486	5,883,965	16,522	10,467,973

(1)
Also include our consolidated affiliated entities in China.

        As of December 31, 2016 and 2017, our cash, cash equivalents and restricted cash held by our consolidated affiliated entities and subsidiaries in China are as follows:

	As of December 31,
	2016	2017
	RMB'000	RMB'000	US$'000
Cash, cash equivalents and restricted cash
Consolidated affiliated entities	1,176,191	2,953,989	454,020
Subsidiaries in China	2,613,230	1,367,516	210,184

Total	3,789,421	4,321,505	664,204

        As of December 31, 2016 and 2017, our held-to-maturity investments held by our consolidated affiliated entities and other entities in China are as follows:

	As of December 31,
	2016	2017
	RMB'000	RMB'000	US$'000
Held-to-maturity investments:
Consolidated affiliated entities	170,839	40,313	6,196
Subsidiaries in China	500,937	205,668	31,611

Total	671,776	245,981	37,807

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

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2015	2016	2017
	RMB'000	RMB'000	RMB'000	US$'000
Net cash from operating activities	1,915,086	2,831,413	981,251	150,816
Net cash used in investing activities	(2,937,309)	(1,669,002)	(2,032,606)	(312,407)
Net cash (used in) provided by financing activities	(539,134)	(393,128)	7,169,824	1,101,981
Effect of exchange rate changes	94,990	15,910	(6,054)	(929)
Cash, cash equivalents and restricted cash at beginning of year	4,790,751	3,324,384	4,109,577	631,630

Cash, cash equivalents and restricted cash at end of year	3,324,384	4,109,577	10,221,992	1,571,091

Operating Activities

        Net cash from operating activities amounted to RMB981.3 million (US$150.8 million) in 2017, which was primarily attributable to a net income of RMB1.89 billion (US$290.9 million), adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB667.1 million (US$102.5 million), which was higher than 2016 due to an increase in our number of employees, (ii) inventory write-down of RMB206.7 million (US$31.8 million), (iii) depreciation of property and equipment of RMB720.8 million (US$110.8 million) attributable to increases in warehouse and logistic facilities, (iv) amortization of intangible assets of RMB340.8 million (US$52.4 million), and (v) changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (w) an increase in accounts payable of RMB3.22 billion (US$494.5 million) and accrued expenses and other current liabilities of RMB290.8 million (US$44.7 million), primarily due to the net effect of a decrease in accrued shipping and handling expenses and an increase in accrued advertising expenses, accrued payroll and social benefit provisions, primarily driven by the growth in our business and the development of our owned logistic network, (x) a significant increase in account receivables of RMB2.66 billion (US$408.2 million) and a decrease in advances from customers of RMB347.5 million (US$53.4 million), primarily due to our developing consumer financing business in 2017, (y) an increase in inventories of RMB2.24 billion (US$344.3 million) to support the increase in sales volume, and (z) an increase in other receivables and prepayments of RMB1.27 billion (US$194.4 million), primarily related to our developing supplier financing business in 2017.

        Net cash from operating activities amounted to RMB2.83 billion in 2016, which was primarily due to a net income of RMB1.99 billion, adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB475.7 million, which was higher than 2015 due to an increase in our number of employees, (ii) inventory write-down of RMB303.2 million, which increased from 2015 due to an increase in special sales promotion events, (iii) depreciation of property and equipment of RMB611.0 million attributable to increases in warehouse and logistic facilities, (iv) amortization of intangible assets of RMB364.0 million, and (v) changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (y) a decrease in accounts payable of RMB1.55 billion and accrued expenses and other current liabilities of RMB305.2 million, primarily due to the net effect of a decrease in accrued shipping and handling expenses and an increase in accrued advertising expenses and accrued payroll and social benefit provisions, all driven by the growth in our business, and (z) an increase in advances from customers of RMB690.4 million primarily due to increased sales volume. These increases were partially offset by (1) a significant increase in accounts receivable of RMB1.95 billion primarily due to our developing consumer financing business in 2016, (2) an increase in inventories of RMB685.0 million due to increase in sales volume, and (3) an increase in other receivables and prepayments of RMB323.2 million primarily related to prepayment to suppliers as a result of our increased sales volume and scale of operations.

        Net cash from operating activities amounted to RMB1.92 billion in 2015, which was primarily due to a net income of RMB1.51 billion, adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB302.9 million, which was higher than 2014 due to an increase in our number of employees, (ii) inventory write-down of RMB293.9 million, which increased from 2014 due to more sales promotions and growth in our business, (iii) depreciation of property and equipment of RMB291.4 million attributable to increases in warehouse and logistic facilities, (iv) amortization of intangible assets of RMB289.6 million, and (v) changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (y) an increase in accounts payable of RMB643.4 million and accrued expenses and other current liabilities of RMB537.3 million, primarily due to an increase in accrued shipping and handling expenses, accrued advertising expenses, and accrued payroll and social benefit provisions, all driven by the growth in our business, and (z) an increase in advances from customers of RMB585.6 million, primarily due to increased sales volume. These increases were partially offset by (1) an increase in accounts receivable of RMB279.2 million, primarily due to our newly developed consumer financing business in 2015, (2) a significant increase in inventories of RMB1.27 billion, due to an increase in sales volume, and (3) an increase in other receivables and prepayments of RMB1.09 billion, primarily related to prepayment to suppliers as a result of our increased sales volume and scale of operations.

Investing Activities

        Net cash used in investing activities amounted to RMB2.03 billion (US$312.4 million) in 2017. Our net cash used in investing activities in 2017 was primarily due to (i) RMB2.47 billion (US$380.3 million) capital expenditure relating to our construction of warehouses and leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software, and land use rights, (ii) RMB240.0 million (US$36.9 million) used for prepayment for an investment, and (iii) RMB354.0 million (US$54.4 million) used for purchase of held-to-maturity investments, offset by (y) RMB279.3 million (US$42.9 million) from disposal of an available-for-sales securities investment and (z) RMB796.7 million (US$122.5 million) from net redemption of held-to-maturity investments.

        Net cash used in investing activities amounted to RMB1.67 billion in 2016. Our net cash used in investing activities in 2016 was primarily due to (i) RMB2.79 billion capital expenditure relating to our construction of warehouses and leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software, and land use rights, (ii) RMB58.3 million used in the investment in affiliates and other investments, (iii) RMB97.3 million used in the investment in available-for-sale investments, and (iv) RMB106.4 million used for acquisition of subsidiaries, offset by (y) RMB1.17 billion from net investment of held-to-maturity investments and (z) RMB240.1 million received from government subsidies for land use rights..

        Net cash used in investing activities amounted to RMB2.94 billion in 2015. Our net cash used in investing activities in 2015 was primarily due to (i) RMB4.18 billion capital expenditure relating to our construction of warehouses and leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software, and land use rights, (ii) RMB523.6 million used in the investment in affiliates and other investments, (iii) RMB247.0 million used in the investment in available-for-sale investments, and (iv) RMB2.09 billion from net investment in held-to-maturity investments.

Financing Activities

        Net cash provided by financing activities amounted to RMB7.17 billion (US$1.10 billion) in 2017, primarily due to RMB910.3 million (US$139.9 million) of proceeds from bank and other borrowings, RMB760.0 million (US$116.8 million) of proceeds from issuance of securitization debt, RMB5.61 billion (US$862.3 million) of proceeds from issuance of Class A ordinary shares to the respective subsidiaries of Tencent and JD.com.

        Net cash used in financing activities amounted to RMB393.1 million in 2016, primarily due to acquisition of non-controlling interest in an amount of RMB111.6 million, repurchase of Class A ordinary shares of RMB193.6 million, and repayment of bank borrowings of RMB98.0 million.

        Net cash used in financing activities amounted to RMB539.1 million in 2015, primarily due to the repurchase of ordinary shares of RMB650.2 million.

Capital Expenditures

        Our capital expenditures amounted to RMB4.18 billion, RMB2.79 billion, and RMB2.47 billion (US$380.3 million) in the years ended December 31, 2015, 2016, and 2017, respectively. Out of the foregoing capital expenditures, we paid RMB1.99 billion, RMB817.9 million, and RMB275.8 million (US$42.4 million) in the years ended December 31, 2015, 2016, and 2017, respectively, to acquire use right of lands located in China. Our capital expenditures were primarily for construction and expansion of warehouses, land use right, and other logistic infrastructure from 2015 through 2017. We expect our future capital expenditures to increase gradually in 2018 and 2019. Approximately 80.0% of such capital expenditures are expected to be used to further expand our fulfillment capabilities and infrastructure expansions, approximately 5.0% of such capital expenditures are expected to be used to enhance our Vipshop Online Platform and IT systems, and approximately 15.0% of such capital expenditures are expected to be used for other purposes. We plan to fund these capital expenditures through our existing cash balances and our financing activities.

Holding Company Structure

        Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. We set aside general reserve of RMB234.4 million, RMB84.9 million, and RMB95.6 million (US$14.7 million) to general reserve during the years ended December 31, 2015, 2016, and 2017, respectively.

C.
Research and Development, Patents and Licenses, etc.

Research and Development

        Our Vipshop Online Platform and management systems are supported by a combination of our internally developed proprietary technologies and commercially available licensed technologies. We focus our internal development efforts on mobile solutions, warehouse and transportation management systems and several service modules such as merchant module, order and payment processing module, and data module.

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

        Our technology and content expenses consist primarily of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our Vipshop Online Platform, including model fees and professional photography expenses. We incurred RMB1.08 billion, RMB1.56 billion, and RMB1.81 billion (US$278.0 million) in technology and content expenses in 2015, 2016, and 2017.

Intellectual Property

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2017, we owned 1,051 registered trademarks, 113 copyrights (including copyrights to 85 software products developed by us relating to various aspects of our operations), and 276 registered domain names that are material to our business, including vip.com and vipshop.com.

D.
Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2017 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.
Off-Balance Sheet Arrangements

        Except for the guarantee provided to a bank under the cooperative lending arrangement as disclosed elsewhere in this annual report, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. For a further discussion on the cooperative lending arrangement, please refer to "Item 5.F. Tabular Disclosure of Contractual Obligations." We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.
Tabular Disclosure of Contractual Obligations

        We lease office space and certain equipment under non-cancelable operating lease agreements that expire at various dates from January 2018 through June 2026. These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our landlords. In the years ended December 31, 2015, 2016, and 2017, we incurred rental expenses of RMB191.3 million, RMB248.3 million, and RMB493.2 million (US$75.8 million), respectively. Our purchase obligations as of December 31, 2015 amounted to RMB850.7 million, representing property, equipment, software contracts, and land use rights. Our purchase obligations as of December 31, 2016 amounted to RMB938.5 million, representing property, equipment, software contracts, and land use rights. Our purchase obligations as of December 31, 2017 amounted to RMB2,345.7 million (US$360.5 million), representing property, equipment, software contracts, and land use rights. In addition, we will purchase certain services from our business partners. In 2017, we also entered into a cooperative lending arrangement with a bank, whereby we and the bank will jointly fund financing to individuals. Under this arrangement, we are obligated to compensate the bank if the balance of outstanding principal of the bank's lending portion becomes overdue for more than 80 days. The balance of outstanding principal of the bank's lending portion under the arrangement was approximately RMB326.0 million (US$50.1 million) as of December 31, 2017.

        The following table sets forth our minimum contractual obligations and commitments as of December 31, 2017.

		Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB'000)
Operating lease obligations	1,022,819	527,348	337,015	117,003	41,453
Purchase obligations	2,345,658	1,595,513	729,115	21,030	—
Purchase of services	390,378	—	—	390,378	—
Short term loans	942,151	942,151	—	—	—
Securitization debt	800,736	800,736	—	—	—
Convertible senior notes	4,171,682	61,424	4,110,258	—	—
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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	46	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	45	Vice Chairman of the Board of Directors, Chief Operating Officer
Martin Chi Ping Lau	45	Director
Jacky Yu Xu	46	Director
Chun Liu	50	Independent Director
Frank Lin	53	Independent Director
Xing Liu	47	Independent Director
Kathleen Chien	48	Independent Director
Nanyan Zheng	49	Independent Director
Donghao Yang	46	Chief Financial Officer
Bill Huang	45	Chief Technology Officer
Yizhi Tang	44	Senior Vice President of Logistics

        Mr. Eric Ya Shen is our co-founder and has served as the chairman of our board of directors and chief executive officer since our inception in August 2010. He has over 20 years of experience in the distribution of consumer electronic products in domestic and overseas markets. From 2001 to 2012, Mr. Shen served as the chairman of the board of directors of Guangzhou NEM Import and Export Co., Ltd., a company primarily engaging in the sales of consumer electronic and telecommunication products. Mr. Shen received an EMBA degree from Cheung Kong Graduate School of Business in 2010 and an associate degree in telecommunication from Shanghai Railway College in 1990.

        Mr. Arthur Xiaobo Hong is our co-founder and has served as the vice chairman of our board of directors since January 2011. Mr. Hong has served as our chief operating officer since August 2012. Mr. Hong has over 15 years of experience in the distribution of consumer electronic products in overseas markets. From 1998 to 2011, Mr. Hong served as chairman of the board of directors of Société Europe Pacifique Distribution, a French company engaging in the distribution of consumer electronic products, since 1998. Mr. Hong graduated from Cheung Kong Graduate School of Business in 2010.

        Mr. Martin Chi Ping Lau has served as our director since December 2017. Mr. Lau is president and executive director of Tencent Holdings Limited (SEHK: 0700), or Tencent. He joined Tencent in 2005 as the chief strategy and investment officer, and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. In 2006, Mr. Lau was promoted as president of Tencent to manage the day-to-day operation of Tencent. In 2007, he was appointed as an executive director of Tencent. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.'s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at Mckinsey & Company, Inc. as a management consultant. Mr. Lau also serves as a non-executive director of Kingsoft Corporation Limited, an internet based software developer, distributor and software service provider listed on Hong Kong Stock Exchange, a director of JD.com Inc., the largest retailer of China listed on the Nasdaq, and a director of Leju Holdings Limited, an online-to-offline real estate services provider in China listed on the NYSE. Mr. Lau received a bachelor of science degree in electrical engineering from the University of Michigan, a master of science degree in electrical engineering from Stanford University and an MBA degree from Kellogg Graduate School of Management, Northwestern University.

        Mr. Jacky Yu Xu is an angel investor of our company and has served as our director since January 2011. Mr. Xu is the director of several privately held companies in China. Mr. Xu graduated from Cheung Kong Graduate School of Business in 2009.

        Mr. Chun Liu has served as our director since March 2013. Mr. Chun Liu is currently the chief culture officer of Zhong Nan Wen Hua. Prior to joining Zhong Nan Wen Hua, he was the senior vice president of iQiyi.com. Prior to joining iQiyi.com, he was vice president and managing director of Soho.com Inc. and chief operating officer of Sohu Video. Prior to joining Sohu, Mr. Liu worked with Phoenix TV from 2000 to 2011. His last position at Phoenix TV was the executive director and the head of Phoenix TV Beijing Program Center. Earlier in his career, Mr. Liu worked in the Youth Division and News Commentary Department at CCTV, China's state television broadcaster. As the executive producer of a famous program "News Investigation," he produced dozens of award winning documentaries. Mr. Chun Liu received an EMBA degree from Cheung Kong Graduate School of Business in China and a master's degree from the Communication University of China.

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

        Ms. Kathleen Chien has served as our director since March 2012. Ms. Chien is currently the chief operating officer and acting chief financial officer of 51job, Inc., a Nasdaq-listed provider of integrated human resource services in China Ms. Chien joined 51job, Inc. in 1999 and served as its chief financial officer from 2004 to March 2009. Prior to joining 51job, Inc., Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp. in Taiwan. During her tenure at Bain & Company, Ms. Chien was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operating efficiencies. While at Capital Securities Corp., Ms. Chien completed a number of equity and equity-linked transactions, enabling Taiwanese companies to raise significant capital from the international capital markets. Ms. Chien received her bachelor's degree in economics from the Massachusetts Institute of Technology and an MBA degree from the Walter A. Haas School of Business at University of California, Berkeley.

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

        Dr. Bill Huang has served as our chief technology officer since October 2016. Prior to joining our company, Bill served as chief technology officer and senior vice president of Sina Corporation (Nasdaq: SINA) from April 2015 to September 2016. Before that, he was the chief technology officer and senior vice president of R&D at PPTV from May 2011 to April 2015. From 2003 to 2011, Bill held various positions at Microsoft in its headquarters in Redmond, Washington. Bill received a Master's degree in computer science from The University of Virginia in January 2001, a PhD in biochemistry and molecular biology from The State University of New York at Buffalo in August 1999, and a Bachelor's degree in biology from Wuhan University in July 1993.

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

B.
Compensation

        For the fiscal year ended December 31, 2017, we paid an aggregate of RMB11.3 million (US$1.7 million) in cash to our executive officers, and we paid an aggregate of RMB3.4 million (US$0.5 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entities are required by PRC law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Stock Incentive Plans

  2011 Stock Incentive Plan

        In March 2011, we adopted our 2011 Plan, in order to attract and retain the best available personnel, to provide additional incentives to employees, directors, officers, consultants and other eligible persons and to promote the success of our business. Under the 2011 Plan, the maximum number of shares may be granted is 7,350,000 ordinary shares. As of the date of this annual report, options to acquire 829,527 Class A ordinary shares have been granted and are outstanding under the 2011 Plan.

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

  2012 Share Incentive Plan

        In March 2012, we adopted our 2012 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator.

The maximum aggregate number of shares that may be issued pursuant to our 2012 Plan is 9,000,000, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of this plan. As of the date of this annual report, options to acquire 380,481 Class A ordinary shares and 20,617 restricted shares have been granted and are outstanding under the 2012 Plan.

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

  2014 Share Incentive Plan

        In July 2014, we adopted our 2014 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares, share appreciation rights, and other types of awards as deemed appropriate by the administrator. The maximum aggregate number of shares that may be issued pursuant to our 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors. In December 2017, we registered additional securities consisting of 5,237,297 Class A ordinary shares that were automatically added to our 2014 Plan, effective January 1, 2015, January 1, 2016 and January 1, 2017, pursuant to the evergreen provisions. As of the date of this annual report, options to acquire 1,320,000 Class A ordinary shares and 3,428,902 restricted shares have been granted and are outstanding under the 2014 Plan.

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

Share Incentive Grants

        The following table summarizes, for the year ended December 31, 2017, the outstanding options we granted to our directors and executive officers under the 2011 Plan, the 2012 Plan, and the 2014 Plan.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Eric Ya Shen	660,000	68.35	January 1, 2017	January 1, 2022
Donghao Yang	*	0.50	August 30, 2011	August 29, 2021
	*	0.50	January 1, 2013	December 31, 2022
	*	68.35	January 1, 2017	January 1, 2022
Yizhi Tang	*	0.50	March 18, 2011	March 17, 2021
	*	2.52	November 30, 2011	November 29, 2021
Nanyan Zheng	*	2.50	April 16, 2012	April 15, 2022
Kathleen Chien	*	2.50	April 16, 2012	April 15, 2022
Chun Liu	*	2.50	March 22, 2013	March 22, 2023

*
Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

        The following table summarizes, for the year ended December 31, 2017, the outstanding restricted shares we granted to our directors and executive officers under the 2012 Plan and the 2014 Plan.

Name	Number of Restricted Shares	Date of Grant
Arthur Xiaobo Hong	300,000	January 1, 2017
Donghao Yang	*	January 1, 2017
Bill Yanlin Huang	*	October 1, 2016
Yizhi Tang	*	January 1, 2013
	*	January 1, 2017
Frank Lin	*	January 1, 2013
	*	April 1, 2016
Xing Liu	*	January 1, 2013
	*	April 1, 2016
Nanyan Zheng	*	January 1, 2013
	*	April 1, 2016
Kathleen Chien	*	January 1, 2013
	*	April 1, 2016
Chun Liu	*	March 22, 2013
	*	April 1, 2016

*
Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.
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

D.
Employees

        As of December 31, 2017, we had 58,702 full time employees, compared with 29,720 and 45,302 employees as of December 31, 2015 and 2016, respectively. We also employ independent contractors and part-time personnel from time to time. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2017:

Operations	Number of Employees
Merchandising	1,947
Products and technology support	2,307
Business development, sales and marketing	195
Internet finance	844
Customer services	1,896
Logistics and delivery	50,908
Administration and management	605

Total	58,702

        Our success depends on our ability to attract, retain and motivate qualified personnel. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our customers with superior services. We regularly provide our employees with training tailored to each job function to enhance performance and service quality.

        As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we also provide our employees fringe benefits such as free lunches and periodic appreciation payments to employees' family members. For the year ended December 31, 2017, we have not experienced any significant labor disputes.

E.
Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The calculations in the shareholder table below are based on 131,803,703 ordinary shares issued and outstanding as of March 31, 2018, comprising of (i) 115,293,345 Class A ordinary shares, excluding the 45,396 Class A ordinary shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans, and (ii) 16,510,358 Class B ordinary shares.

	Number of Ordinary Shares Beneficially Owned(1)	%(2)
Directors and Executive Officers**:
Eric Ya Shen(3)	16,730,358	12.7
Arthur Xiaobo Hong(4)	9,009,891	6.8
Martin Chi Ping Lau(5)	*	*
Jacky Xu(6)	3,378,937	2.6
Chun Liu(7)	*	*
Frank Lin(8)	*	*
Xing Liu(9)	*	*
Kathleen Chien(10)	*	*
Nanyan Zheng(11)	*	*
Donghao Yang(12)	*	*
Bill Huang(12)	*	*
Yizhi Tang(12)	*	*
All directors and executive officers as a group	30,926,773	23.5
Principal Shareholders:
Elegant Motion Holdings Limited(13)	16,510,358	12.5
Tencent Mobility Limited(14)	9.229.437	7.0
High Vivacity Holdings Limited(15)	8,952,810	6.8
Windcreek Limited.(16)	7,201,498	5.5

*
Less than 1% of our total outstanding ordinary shares.

**
Except for Mr. Frank Lin, Mr. Xing Liu, Mr. Nanyan Zheng, Ms. Kathleen Chien, Mr. Chun Liu, and Mr. Martin Chi Ping Lau, the business address of our directors and executive officers is c/o No. 20 Huahai Street, Liwan District, Guangzhou 510370, People's Republic of China.

(1)
Beneficial ownership is determined in accordance with the SEC rules and includes voting or investment power with respect to the securities.

(2)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2018.

(3)
Beneficially owned through Elegant Motion Holdings Limited, a British Virgin Islands company, and options of Mr. Eric Ya Shen granted under our share incentive plans to acquire Class A ordinary shares. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2018, Mr. Eric Ya Shen beneficially owned (i) 220,000 Class A ordinary shares issuable to Mr. Eric Ya Shen upon the exercise of options within 60 days after March 31, 2018 , and (ii) 16,510,358 Class B ordinary shares held by Elegant Motion Holdings Limited, representing 58.9% of the aggregate voting power of our company.

(4)
Beneficially owned through High Vivacity Holdings Limited, a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust, and options of Mr. Hong granted under our share incentive plans to acquire Class A ordinary shares. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2018, Mr. Hong beneficially owned (i) 57,081 restricted shares that can be acquired by Mr. Arthur Xiaobo Hong within 60 days after March 31, 2018; and (ii) 8,952,810 Class A ordinary shares held by High Vivacity Holdings Limited.

(5)
The business address of Mr. Martin Chi Ping Lau is 39/F, Tencent Building, Kejizhongyi Avenue, Hi-Tech Park, Nanshan District, Shenzhen 518057, People's Republic of China.

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

(13)
Elegant Motion Holdings Limited, or Elegant Motion, is a British Virgin Islands company. Elegant Motion is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by Elegant Motion, Eric Ya Shen and Xiaochun Zhang on the Schedule 13G/A filed with the SEC on February 13, 2018. The registered address of Elegant Motion Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(14)
Tencent Mobility Limited is a company limited by shares incorporated in Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on Hong Kong Stock Exchange, as reported by Tencent Holdings Limited on the Schedule 13D filed with the SEC on January 8, 2018. The principal office address of Tencent Mobility Limited is 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong.

(15)
High Vivacity Holdings Limited, or High Vivacity, is a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by High Vivacity and Arthur Xiaobo Hong on the Schedule 13G/A filed with the

  SEC on February 13, 2018. The registered address of High Vivacity Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(16)
Windcreek Limited is a company incorporated in the British Virgin Islands. Windcreek Limtied is ultimately wholly owned by JD.com, Inc., a public company whose ADS are traded on the Nasdaq Global Select Market, as reported by JD.com, Inc. on the Schedule 13D filed with the SEC on January 8, 2018. The registered address of Windcreek Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

        To our knowledge and based on our review of our register of shareholders as of March 31, 2018, 91,332,833 Class A ordinary shares were held of record by one holder that resides in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. For the different voting rights of our Class A ordinary shareholders and Class B ordinary shareholders, please refer to "Item 4.A. Information on the Company—History and Development of the Company—Our Company." We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transactions with Our Directors and Shareholders

        In December 2017, a Tencent subsidiary and JD.com entered into strategic cooperation framework agreement and business cooperation framework agreement with us, respectively. Under these agreements, Tencent granted us an entry on the interface of Weixin Wallet, and JD.com granted us entries on the main page of JD.com's mobile application, and the main page of JD.com's Weixin Discovery shopping entry, to utilize the traffic from such platforms.

        Other than transactions with Tencent and JD.com, we purchased products and goods from companies controlled by our director and ordinary shareholder, in the amount of RMB183.8 million (US$28.2 million) for the year ended December 31, 2017. As of December 31, 2017, the amounts due to companies controlled by our director and ordinary shareholders were RMB50.2 million (US$7.7 million), which was unsecured and interest free. We also provided logistic service to companies controlled or significantly influenced by our directors and ordinary shareholders in the amount of RMB1.8 million (US$0.3 million) for the year ended December 31, 2017. As of December 31, 2017, the amounts due from companies controlled or significantly influenced by our directors and ordinary shareholders were RMB10.2 million (US$1.6 million), which were unsecured and interest free.

Transactions with Other Related Parties

        We purchased products and goods from companies significantly influenced by us in the amount of RMB29.6 million (US$4.5 million), and engaged one of our affiliate to provide advertising service in the amount of RMB1.0 million (US$0.2 million), for the year ended December 31, 2017. As of December 31, 2017, the amount due to our companies significantly influenced by us and our shareholders were RMB14.8 million (US$2.3 million), which were unsecured and interest free.

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

Litigation

        We and certain of our officers and directors were named as defendants in two putative securities class actions filed in the U.S. District Court for the Southern District of New York: Heller v. Vipshop Holdings Limited et al., Civil Action No. 1:15-cv-03870-LTS (S.D.N.Y.) (filed on May 19, 2015) and Schwartz v. Vipshop Holdings Limited et al., Civil Action No. 1:15-cv-05097-LTS (S.D.N.Y.) (filed on June 30, 2015). The complaints in both putative class actions allege that certain of our financial statements and other public disclosures contained misstatements or omissions and assert claims under the U.S. securities laws. On September 15, 2015, the court consolidated the two actions, and appointed a lead plaintiff and approved the lead plaintiff's selection of lead counsel for the consolidated action. On November 24, 2015, the lead plaintiff filed a Notice of Voluntary Dismissal Without Prejudice which was entered by the court, voluntarily dismissing, without prejudice, all claims in the consolidated action.

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

	Trading Price Per ADS
	High (US$)	Low (US$)
Monthly High and Low
April 2018 (through April 18, 2018)	17.43	15.57
March 2018	18.99	15.93
February 2018	19.14	14.30
January 2018	17.75	11.73
December 2017	12.11	10.84
November 2017	14.36	10.61
Quarterly High and Low
First Quarter 2018	19.14	11.73
Fourth Quarter 2017	12.60	7.79
Third Quarter 2017	12.50	8.72
Second Quarter 2017	15.49	10.50
First Quarter 2017	14.50	10.50
Fourth Quarter 2016	16.24	10.61
Third Quarter 2016	17.41	10.97
Second Quarter 2016	15.03	10.21
First Quarter 2016	15.34	10.37
Annual High and Low
2017	15.49	7.79
2016	17.41	10.21
2015	30.72	12.02
2014	24.80	8.02
2013	9.12	1.57
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

C.
Material Contracts

        Other than in the ordinary course of business and other than those described under this item, in "Item 4. Information on the Company," "Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions" or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: (i) a contract for assignment of State-owned construction land use right dated July 16, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd.; (ii) a contract for assignment of State-owned construction land use right dated August 20, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd.; (iii) a subscription agreement dated December 17, 2017 by and among Windcreek Limited, Tencent Mobility Limited and Vipshop Holdings Limited; (iv) a business cooperation framework agreement dated December 17, 2017 by and among JD.com and Vipshop Holdings Limited; (v) a strategic cooperation framework agreement dated December 17, 2017 by and among Shenzhen Tencent Computer Systems Company Limited and Vipshop Holdings Limited; and (vi) an investor rights agreement dated December 29, 2017 by and among Vipshop Holdings Limited, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elephant Motion Holdings Limited, High Vivacity Holdings Limited, Windcreek Limited and Tencent Mobility Limited.

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

Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises

        On February 3, 2015, SAT issued SAT Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Public Notice 7 were abolished Pursuant to the SAT Public Notice 7, as amended, where a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying EIT by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. SAT Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity interests through a public securities market. SAT Public Notice 7, as amended, also brings challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant PRC tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

PRC Value-Added Tax (VAT) Law

        China started to apply VAT in 1984 on 24 specified taxable items until a structural reform on taxation system was implemented in 1994. In December 1993, the PRC State Council promulgated the Provisional Regulation of the People's Republic of China on Value-Added Tax, which went effective on January 1, 1994 and amended on February 6, 2016 and November 19, 2017, respectively, and is currently effective in China. According to this provisional regulation, VAT should be paid by enterprises or individuals who sell merchandise or labor services of processing, repairing or assembling, sell services, intangible assets or real property, or import goods within China on the added value derived from their production and/or services. Based on the categories of taxable goods and services, different flat rates are adopted ranging from zero to 17%. We also conduct product promotional activities for certain brands on our Vipshop Online Platform. Prior to January 1, 2012, pursuant to Provisional Regulation of the People's Republic of China on Business Tax which was abolished on November 19, 2017 and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, MOF and SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province, in 2012. On May 24, 2013, MOF and SAT jointly issued SAT Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. On December 12, 2013, SAT issued SAT Circular 106, which replaced SAT Circular 37 and expanded the VAT Pilot Program to also cover railway transport industry and postal service industry nationwide as of January 1, 2014, in addition to those industries covered under SAT Circular 37. On April 29, 2014, MOF and SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax, or the SAT Circular 43, expanding the VAT Pilot Program to also cover telecommunications industry nationwide as of June 1, 2014. On March 23, 2016, MOF and SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Tax in Lieu of Business Tax, or the SAT Circular 36, replacing SAT Circular 106 and SAT Circular 43. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Tax and Amending the Provisional Regulation of China on Value-added Tax, pursuant to which, PRC tax authorities will collect VAT in lieu of business tax for all industries which should have been collected business tax within the PRC territory. Pursuant to the Provisional Regulation of China on Value-added Tax, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, shall be subject to VAT with a VAT rate ranging from 6% to 17%. On March 28, 2018, the State Council made a decision on its executive meetings that, effective from May 1, 2018, the VAT rate of manufacturing industry will be decreased from 17% to 16%, and the VAT rate of transportation services, construction services, basic telecommunications services and agricultural goods will be decreased from 11% to 10%.

        To compute the VAT payable, the subject taxpayer needs to separately calculate the output tax and the input tax for the applicable period. The VAT payable is the difference between the output tax and the input tax. The formula for computing the tax payable is:

        VAT payable = Output tax payable for the applicable period minus Input tax receivable for the same applicable period

        As of December 31, 2016, and 2017, we had VAT receivable of approximately RMB555.9 million and RMB791.2 million (US$121.6 million) respectively. VAT receivable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB258.2 million and RMB525.9 million (US$80.8 million) as of 2016 and 2017, respectively, included as other tax payable. We do not net off VAT receivable and payable from different entities within our group companies.

United States Federal Income Tax Considerations

        The following is a summary of United States federal income tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, United States expatriates, persons liable for alternative minimum tax, holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary of United States federal income tax considerations does not discuss any state, local, or non-United States tax considerations, any non-income tax (such as gift or estate tax) considerations, or the Medicare Tax. Each U.S. Holder is advised to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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

        Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for the current or one or more future taxable years.

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

        Certain U.S. Holders who hold "specified foreign financial assets," including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. "financial institution," whose aggregate value exceeds US$50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. U.S. Holders who are individuals should consult their own tax advisors regarding their reporting obligations under this legislation.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing demand deposits and held-to-maturity investments, and interest rates associated with the 2014 offering. The convertible senior notes we issued in the 2014 offering bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. Based on our cash balance as of December 31, 2017, a one basis point decrease in interest rates would only result in a minimal decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risks associated with fluctuating interest rates are principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

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

        To the extent that we need to convert the U.S. dollars we receive from any offering or financing into Renminbi to fund our operations, acquisitions, or for other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of your investment in the company and the dividends that we may pay in the future, if any, all of which may materially and adversely affect the prices of our ADS.

        The Renminbi has fluctuated significantly against the U.S. dollar during the reporting periods presented, from a rate of RMB6.4778 to US$1.00 as of December 31, 2015 and to a rate of RMB6.9430 to US$1.00 as of December 30, 2016 and to a rate of RMB6.5063 to US$1.00 as of December 29, 2017. We are exposed to currency risk attributable to foreign currencies denominated monetary assets and liabilities that are different from the respective group entities' functional currency, while as these monetary assets and liabilities are not material, and all of our revenues and most of our expenses are denominated in Renminbi, the changes in the exchange rates of Renminbi against U.S. dollars have not historically materially impacted our results of operations.

        We are not currently subject to any significant direct foreign exchange risk and accordingly, we have not hedged exposures denominated in foreign currencies, nor do we have any other derivative financial instruments outstanding. Based on the amount of our cash, cash equivalents and restricted cash as of December 31, 2017, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB58.6 million (US$9.0 million) to our cash, cash equivalents and restricted cash.

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

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

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

        Our management conducted an assessment of the effectiveness of our company's internal control over financial reporting as of December 31, 2017 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

        Deloitte Touche Tohmatsu, our independent registered public accounting firm, audited the financial statements included in this annual report and issued an attestation report on our management's assessment of our company's internal control over financial reporting as of December 31, 2017.

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

	2016	2017
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	10,500	12,500	1,921
Audit-Related Fees(2)	2,797	1,387	213
Tax Fees(3)	1,307	140	22
All Other Fees(4)	900	630	97

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On November 17, 2015, our board of directors has approved a share repurchase program, or the 2015 Repurchase Program, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$300 million over the following 24-month period, ending on November 16, 2017. We funded the 2015 Repurchase Program out of our existing cash balance, including cash generated from our operations. Under the 2015 Repurchase Program, we were authorized to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the Exchange Act, at times and in such amounts as we deem appropriate. As of December 31, 2017, we repurchased approximately 8.1 million our own ADSs with a total consideration of approximately US$130.4 million from the open market under the 2015 Repurchase Program.

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31, 2017	—	N/A	—	US$	169,599,129
February 1 to February 29, 2017	—	N/A	—	US$	169,599,129
March 1 to March 31, 2017	—	N/A	—	US$	169,599,129
April 1 to April 30, 2017	—	N/A	—	US$	169,599,129
May 1 to May 31, 2017	—	N/A	—	US$	169,599,129
June 1 to June 30, 2017	—	N/A	—	US$	169,599,129
July 1 to July 31, 2017	—	N/A	—	US$	169,599,129
August 1 to August 31, 2017	—	N/A	—	US$	169,599,129
September 1 to September 30, 2017	—	N/A	—	US$	169,599,129
October 1 to October 31, 2017	—	N/A	—	US$	169,599,129
November 1 to November 30, 2017(2)	—	N/A	—	US$	169,599,129
December 1 to December 31, 2017	—	N/A	—		N/A
Total	—	N/A	—		N/A

(1)
Each ADS represents 0.2 Class A ordinary share.

(2)
The repurchase program ended on November 16, 2017.

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

ITEM 18.    FINANCIAL STATEMENTS

        The consolidated financial statements of Vipshop Holdings Limited are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

1.2	Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on September 15, 2014 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 16, 2014).

2.1	Form of Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

2.2	Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-181559) filed with the Securities and Exchange Commission on May 21, 2012).

2.3	Form of Amendment to Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 99.(A)(2) to the Registration Statement on Form F-6EF filed by Deutsche Bank Trust Company Americas with the Securities and Exchange Commission on October 21, 2014).

2.4	Amended and Restated Shareholders' Agreement, among the Registrant and other parties thereto dated as of April 11, 2011 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

Exhibit Number	Document
2.5	Indenture, dated as of March 17, 2014 between the Registrant and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

2.6	First Supplemental Indenture, dated as of March 17, 2014, between the Registrant and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 2.5 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014).

2.7	Second Supplemental Indenture, dated as of November 11, 2014, between the Registrant and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 2.7 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 24, 2015).

4.1	2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.2	2012 Share Incentive Plan (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.3	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8, as amended, initially filed with the Securities and Exchange Commission on October 22, 2014).

4.4	Form of Employment Agreement between the Registrant and the executives of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.5	Amended and Restated Business Operation Agreement, dated as of October 8, 2011, between Guangzhou Vipshop Computer Service Co., Ltd (now Vipshop (China) Co., Ltd.) and Guangzhou Vipshop Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.6	Fourth Amended and Restated Equity Interest Pledge Agreement, dated as of December 23, 2015, among Vipshop (China) Co., Ltd. (formerly known as Guangzhou Vipshop Computer Service Co., Ltd.), the shareholders of Guangzhou Vipshop Information Technology Co., Ltd. and Guangzhou Vipshop Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 22, 2016)

4.7	Fourth Amended and Restated Exclusive Option Agreement, dated as of December 23, 2015, among Vipshop (China) Co., Ltd. (formerly known as Guangzhou Vipshop Computer Service Co., Ltd.), the shareholders of Guangzhou Vipshop Information Technology Co., Ltd. and Guangzhou Vipshop Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 22, 2016)

Exhibit Number		Document
4.8		Third Amended and Restated Power of Attorney and Second Amended and Restated Power of Attorney, both dated as of December 23, 2015, by the respective shareholders of Guangzhou Vipshop Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 22, 2016)

4.9		Form of Indemnity Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

4.10		English Translation of Contract for Assignment of State-owned Construction Land Use Right dated July 16, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 14, 2017)

4.11		English Translation of Contract for Assignment of State-owned Construction Land Use Right dated August 20, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd. (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 14, 2017)

4.12		Subscription Agreement dated December 17, 2017, among the Registrant, Windcreek Limited and Tencent Mobility Limited (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 18, 2017)

4.13		Business Cooperation Framework Agreement dated December 17, 2017 among the Registrant and JD.com, Inc. (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on January 8, 2018)

4.14		Strategic Cooperation Framework Agreement dated December 17, 2017 among the Registrant and Shenzhen Tencent Computer Systems Company Limited (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-86788) filed by Tencent Holdings Limited with the Securities and Exchange Commission on January 8, 2018)

4.15		Investor Rights Agreement dated December 29, 2017 among the Registrant, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elephant Motion Holdings Limited, High Vivacity Holdings Limited, Windcreek Limited and Tencent Mobility Limited (incorporated by reference to Exhibit 99.4 to Schedule 13D (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on January 8, 2018)

8.1	*	List of Significant Consolidated Entities of the Registrant.

11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012).

12.1	*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number		Document
12.2	*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Deloitte Touche Tohmatsu

15.2	*	Consent of Han Kun Law Offices

15.3	*	Consent of Travers Thorp Alberga

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Scheme Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 19, 2018

VIPSHOP HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited, subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (the "Group") as of December 31, 2017 and 2016, the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2017, the related notes and the schedule listed in the Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

        Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2018, expressed an unqualified opinion on the Group's internal control over financial reporting.

Basis for Opinion

        These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 19, 2018

We have served as the Group's auditor since 2011.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of Vipshop Holdings Limited, subsidiaries, VIEs and VIEs' subsidiaries (the "Group") as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Group and our report dated April 19, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

        The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 19, 2018

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and par value data)

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
			Note 2(ad)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,109,577	9,973,891	1,532,959
Restricted cash	—	248,101	38,132
Held-to-maturity investments (Note 6)	671,776	245,981	37,807
Accounts receivable, net (Note 4)	2,333,918	4,803,527	738,289
Amounts due from related parties (Note 26(a))	8,352	10,191	1,566
Other receivables and prepayments, net (Note 5)	2,293,825	3,674,196	564,714
Inventories	4,948,609	6,960,251	1,069,771
Deferred tax assets (Note 23)	214,815	—	—

Total current assets	14,580,872	25,916,138	3,983,238

NON-CURRENT ASSETS
Property and equipment, net (Note 7)	4,467,451	6,660,825	1,023,750
Deposits for property and equipment	1,039,793	307,859	47,317
Land use rights, net (Note 8)	2,399,058	3,077,770	473,045
Intangible assets, net (Note 9)	725,147	400,994	61,632
Investment in affiliates (Note 10)	93,144	66,334	10,195
Other investments (Note 11)	503,117	387,640	59,579
Available-for-sale investments (Note 12)	407,944	146,282	22,483
Other long-term assets (Note 13)	510,821	366,760	56,370
Goodwill (Note 14)	367,106	367,106	56,423
Deferred tax assets (Note 23)	—	285,112	43,821

Total non-current assets	10,513,581	12,066,682	1,854,615

Total assets	25,094,453	37,982,820	5,837,853

The accompanying notes are an integral part of the consolidated financial statements.

 VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and par value data)

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
			Note 2(ad)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB22,471 and RMB87,926 as of December 31, 2016 and 2017, respectively)	8,333,610	11,445,109	1,759,081
Advances from customers (Including advances from customers of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB1,211,643 and RMB965,275 as of December 31, 2016 and 2017, respectively)	2,699,981	2,339,914	359,638
Accrued expenses and other current liabilities (Note 15) (Including accrued expenses and other current liabilities of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB1,257,667 and RMB1,618,716 as of December 31, 2016 and 2017, respectively).	3,322,599	3,537,151	543,650
Amounts due to related parties (Note 26(b)) (Including amounts due to related parties of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB591 and RMB616 as of December 31, 2016 and 2017, respectively)	52,729	65,022	9,994
Deferred income (Including deferred income of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB16,222 and RMB54,543 as of December 31, 2016 and 2017, respectively)	174,547	203,179	31,228
Securitization debt (Note 17) (Including securitization debt of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of nil and nil as of December 31, 2016 and 2017, respectively)	—	760,000	116,810
Short term loans (Note 17) (Including short term loans of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of nil and nil as of December 31, 2016 and 2017, respectively)	—	907,310	139,451

Total current liabilities	14,583,466	19,257,685	2,959,852

NON-CURRENT LIABILITIES
Deferred tax liability (Note 23) (Including deferred tax liability of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB4,904 and RMB4,224 as of December 31, 2016 and 2017, respectively)	100,583	17,007	2,614
Deferred income (Including deferred income of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB1,928 and RMB838 as of December 31, 2016 and 2017, respectively)	246,902	362,649	55,738
Convertible senior notes (Note 18)	4,381,698	4,094,903	629,375

Total non-current liabilities	4,729,183	4,474,559	687,727

Total liabilities	19,312,649	23,732,244	3,647,579

COMMITMENTS AND CONTINGENCIES (Note 25)

The accompanying notes are an integral part of the consolidated financial statements.

 VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and par value data)

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
			Note 2(ad)
SHAREHOLDERS' EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 101,508,264 and 114,716,587 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	66	74	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	11	11	2
Treasury shares, at cost (1,356,918 and nil Class A shares as of December 31, 2016 and 2017, respectively)	(707,441)	—	—
Additional paid-in capital	3,130,126	8,715,995	1,339,624
Retained earnings	3,653,026	5,602,681	861,116
Accumulated other comprehensive loss	(343,608)	(24,242)	(3,725)

Total Vipshop Holdings Limited shareholders' equity	5,732,180	14,294,519	2,197,028
Non-controlling interests	49,624	(43,943)	(6,754)

Total shareholders' equity	5,781,804	14,250,576	2,190,274

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	25,094,453	37,982,820	5,837,853

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$ Note 2(ad)
Product revenues	39,409,961	55,281,900	71,171,653	10,938,883
Other revenues	793,251	1,309,402	1,740,660	267,535

Total net revenues	40,203,212	56,591,302	72,912,313	11,206,418
Cost of revenues (including inventory write-down of RMB293,946, RMB303,233 and RMB206,733 for the years ended December 31, 2015, 2016 and 2017, respectively)	(30,306,723)	(42,994,688)	(56,618,471)	(8,702,100)

Gross profit	9,896,489	13,596,614	16,293,842	2,504,318

Fulfillment expenses (Note 27(c)) (including shipping and handling expenses of RMB1,714,606, RMB2,578,491 and RMB3,830,229 for the years ended December 31, 2015, 2016 and 2017, respectively)	(3,667,031)	(4,904,526)	(6,899,654)	(1,060,457)
Marketing expenses (Note 27(c))	(2,089,348)	(2,837,680)	(2,978,621)	(457,806)
Technology and content expenses (Note 27(c))	(1,076,520)	(1,563,582)	(1,808,452)	(277,954)
General and administrative expenses (Note 27(c))	(1,301,472)	(1,941,146)	(2,447,724)	(376,208)

Total operating expenses	(8,134,371)	(11,246,934)	(14,134,451)	(2,172,425)

Other operating income (Note 22)	308,431	358,029	531,055	81,622

Income from operations	2,070,549	2,707,709	2,690,446	413,515
Impairment loss of investments	(99,749)	(114,574)	(133,026)	(20,446)
Interest expenses	(85,762)	(85,195)	(82,435)	(12,670)
Interest income	267,208	107,044	101,125	15,543
Exchange (loss) gain	(101,726)	51,100	(90,872)	(13,967)
Gain on disposal of an investment	—	—	55,615	8,548

Income before income taxes and share of loss of affiliates	2,050,520	2,666,084	2,540,853	390,523
Income tax expense (Note 23)	(457,745)	(601,828)	(626,140)	(96,236)
Share of loss of affiliates	(84,063)	(71,489)	(22,280)	(3,424)

Net income	1,508,712	1,992,767	1,892,433	290,863
Net loss attributable to non-controlling interests	80,953	44,050	57,222	8,795

Net income attributable to Vipshop Holdings Limited's shareholders	1,589,665	2,036,817	1,949,655	299,658

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares for computing earnings per Class A and Class B ordinary share:
—Basic	115,736,092	115,958,088	117,554,229	117,554,229
—Diluted	120,168,063	125,817,183	125,715,833	125,715,833
Net earnings per Class A and Class B ordinary share (Note 24)
—Basic	13.74	17.57	16.59	2.55
—Diluted	13.23	16.86	15.94	2.45
Net income	1,508,712	1,992,767	1,892,433	290,863
Other comprehensive loss, net of tax of nil: Foreign currency translation adjustments	(55,653)	(288,956)	342,348	52,618
(Loss)/gain of available-for-sale investments	(7,783)	(17,042)	32,633	5,016
Reclassification adjustments for losses (gains) included in net income	—	36,567	(55,615)	(8,548)

Comprehensive income	1,445,276	1,723,336	2,211,799	339,949

Less: Comprehensive loss attributable to non-controlling interests	(84,119)	(40,854)	(57,222)	(8,795)

Comprehensive income attributable to Vipshop Holdings Limited's shareholders	1,529,395	1,764,190	2,269,021	348,744

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders' Equity
	Class A ordinary shares		Class B ordinary shares
						Treasury Stock
									Accumulated other comprehensive income (loss)
	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	No. of shares	Amount	Retained Earnings		Non- controlling interests	Total
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	98,028,314	63	16,510,358	11	2,538,217	—	—	26,544	(10,711)	143,944	2,698,068
Net income	—	—	—	—	—	—	—	1,589,665	—	(80,953)	1,508,712
Issuance of ordinary shares upon exercise of stock options (Note 20)	956,587	2	—	—	6,321	—	—	—	—	—	6,323
Issuance of ordinary shares upon vesting of shares awards (Note 20)	1,100,618	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	302,941	—	—	—	—	—	302,941
Non-controlling interests arising from business combinations	—	—	—	—	(1,417)	—	—	—	—	20,418	19,001
Purchase additional ownership interests in a subsidiary	—	—	—	—	(7,471)	—	—	—	—	(6,160)	(13,631)
Foreign currency translation	—	—	—	—	—	—	—	—	(52,487)	(3,166)	(55,653)
Fair value changes of available for sale investments	—	—	—	—	—	—	—	—	(7,783)	—	(7,783)
Repurchase of ordinary shares (Note 21)	—	—	—	—	—	(1,614,135)	(844,711)	—	—	—	(844,711)

Balance as of December 31, 2015	100,085,519	65	16,510,358	11	2,838,591	(1,614,135)	(844,711)	1,616,209	(70,981)	74,083	3,613,267

Net income	—	—	—	—	—	—	—	2,036,817	—	(44,050)	1,992,767
Issuance of ordinary shares upon exercise of stock options (Note 20)	560,930	—	—	—	5,747	—	—	—	—	—	5,747
Issuance of ordinary shares upon vesting of shares awards (Note 20)	861,815	1	—	—	(1)	—	—	—	—	—	—
Re-issuance of treasury stock upon vesting of shares awards (Note 21)	—	—	—	—	(137,270)	257,217	137,270	—	—	—	—
Share-based compensation expense	—	—	—	—	475,653	—	—	—	—	—	475,653
Non-controlling interests arising from business combinations	—	—	—	—	—	—	—	—	—	73,637	73,637
Purchase additional ownership interests in subsidiaries	—	—	—	—	(52,594)	—	—	—	—	(59,042)	(111,636)
Capital contribution from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	1,800	1,800
Foreign currency translation	—	—	—	—	—	—	—	—	(292,152)	3,196	(288,956)
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	(17,042)	—	(17,042)
Reclassification adjustment for losses included in net income	—	—	—	—	—	—	—	—	36,567	—	36,567

Balance as of December 31, 2016	101,508,264	66	16,510,358	11	3,130,126	(1,356,918)	(707,441)	3,653,026	(343,608)	49,624	5,781,804

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders' Equity
	Class A ordinary shares		Class B ordinary shares
						Treasury Stock
									Accumulated other comprehensive income (loss)
	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	No. of shares	Amount	Retained earnings		Non- controlling interests	Total
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	101,508,264	66	16,510,358	11	3,130,126	(1,356,918)	(707,441)	3,653,026	(343,608)	49,624	5,781,804
Net income	—	—	—	—	—	—	—	1,949,655	—	(57,222)	1,892,433
Issuance of ordinary shares to new investors (Note 20)	13,184,910	8	—	—	5,610,329	—	—	—	—	—	5,610,337
Issuance of ordinary shares upon vesting of shares awards (Note 20)	23,413	—	—	—	—	—	—	—	—	—	—
Re-issuance of treasury stock upon exercise of stock options (Note 20)	—	—	—	—	(234,409)	454,708	240,378	—	—	—	5,969
Re-issuance of treasury stock upon vesting of shares awards (Note 20)	—	—	—	—	(467,063)	902,210	467,063	—	—	—	—
Share-based compensation expense	—	—	—	—	667,098	—	—	—	—	—	667,098
Non-controlling interests arising from business combinations	—	—	—	—	9,914	—	—	—	—	(36,345)	(26,431)
Foreign currency translation	—	—	—	—	—	—	—	—	342,348	—	342,348
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	32,633	—	32,633
Reclassification adjustment for gains included in net income	—	—	—	—	—	—	—	—	(55,615)	—	(55,615)
Balance as of December 31, 2017	114,716,587	74	16,510,358	11	8,715,995	—	—	5,602,681	(24,242)	(43,943)	14,250,576

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				Note 2(ad)
Cash flows from operating activities:
Net income	1,508,712	1,992,767	1,892,433	290,863
Adjustments to reconcile net income to net cash by operating activities:
Provision for allowance for doubtful accounts	11,884	57,743	130,862	20,113
Inventory write-down	293,946	303,233	206,733	31,774
Depreciation of property and equipment	291,401	610,976	720,840	110,791
Amortization of intangible assets	289,644	363,977	340,816	52,382
Amortization of land use rights	2,785	37,657	55,545	8,537
Losses (gains) on disposal of property and equipment and other assets	1,688	10,499	(4,170)	(641)
Share-based compensation expenses	302,941	475,653	667,098	102,531
Share of loss of affiliates	84,063	71,489	22,280	3,424
Impairment loss of investments	99,749	114,574	133,026	20,445
Interest income on held-to-maturity investments	(133,027)	(31,855)	(16,934)	(2,603)
Amortization of debt issuance costs	33,453	35,824	5,950	914
Gain on disposal of an available-for-sale investment	—	—	(55,615)	(8,548)
Changes in operating assets and liabilities:
Accounts receivable	(279,165)	(1,951,397)	(2,655,862)	(408,198)
Amounts due from related parties	(865)	30,251	(1,839)	(283)
Other receivables and prepayments	(1,094,085)	(323,182)	(1,265,051)	(194,435)
Inventories	(1,272,336)	(685,018)	(2,240,420)	(344,346)
Deferred tax assets	31,146	(10,119)	(70,297)	(10,804)
Accounts payable	643,370	1,553,400	3,217,304	494,493
Advances from customers	585,624	690,402	(347,538)	(53,416)
Accrued expenses and other current liabilities	537,300	(305,221)	290,818	44,698
Amounts due to related parties	131,182	(186,533)	12,293	1,889
Deferred income	(86,880)	55,549	26,554	4,081
Deferred tax liability	(67,444)	(79,256)	(83,575)	(12,845)

Net cash generated from operating activities	1,915,086	2,831,413	981,251	150,816

Cash flows from investing activities:
Purchases of property and equipment	(2,183,228)	(1,967,645)	(2,197,773)	(337,792)
Purchases of land use rights	(118,256)	(199,642)	(275,810)	(42,391)
Government subsidies received for land use rights	19,550	240,069	117,825	18,109
Deposits paid for acquisition of land use rights	(1,873,553)	(618,219)	—	—
Proceed from disposal of property and equipment and other assets	204	13,385	9,290	1,428
Purchases of other assets	(9,388)	(5,121)	(867)	(133)
Purchases of held-to-maturity investments	(5,540,000)	(2,165,000)	(354,000)	(54,409)
Redemption of held-to-maturity investments upon maturities	7,633,963	3,332,482	796,729	122,455
Investment in affiliates and other investments	(523,643)	(58,327)	(16,783)	(2,580)
Acquisition of subsidiaries, net of cash acquired of RMB30,303, RMB19,490 and RMB174 in 2015, 2016 and 2017, respectively	(39,198)	(106,365)	(4,701)	(723)
Purchases of available-for-sale investments	(246,953)	(97,314)	—	—
Deposits for investment in affiliates and other investments	(48,000)	—	(240,000)	(36,887)
Disposal of an available-for-sale investment	—	—	279,295	42,927
Cash paid for loan originations	(9,207)	(46,305)	(188,960)	(29,043)
Cash received from loan repayments	—	—	46,149	7,093
Other investing activities	400	9,000	(3,000)	(461)

Net cash used in investing activities	(2,937,309)	(1,669,002)	(2,032,606)	(312,407)

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands)

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				Note 2(ad)
Cash flows from financing activities:
Proceeds from bank and other borrowings	669,463	3,000	910,310	139,912
Repayment of bank and other borrowings	(574,463)	(98,000)	(3,000)	(461)
Capital contributions from non-controlling interests	9,740	1,380	—	—
Acquisition of non-controlling interests	—	(111,636)	(25,855)	(3,974)
Partial redemption of convertible senior notes	—	—	(21,697)	(3,335)
Repurchase of ordinary shares	(650,197)	(193,619)	—	—
Proceeds from issuance of securitization debt	—	—	760,000	116,810
Proceeds from issuance of ordinary shares to new investors	—	—	5,610,337	862,293
Proceeds from issuance of ordinary shares upon exercise of stock options	6,323	5,747	5,969	917
Deferred settlement of acquisition of subsidiaries	—	—	(64,990)	(9,989)
Other financing activities	—	—	(1,250)	(192)

Net cash (used in) provided by financing activities	(539,134)	(393,128)	7,169,824	1,101,981
Effect of exchange rate changes on cash, cash equivalents and restricted cash	94,990	15,910	(6,054)	(929)

Net (decrease) increase in cash, cash equivalents and restricted cash	(1,466,367)	785,193	6,112,415	939,461
Cash, cash equivalents and restricted cash at beginning of the period	4,790,751	3,324,384	4,109,577	631,630

Cash, cash equivalents and restricted cash at end of the period	3,324,384	4,109,577	10,221,992	1,571,091

Reconciliatin in amounts on the consolidated balance sheets:
Cash and cash equivalents	3,324,384	4,109,577	9,973,891	1,532,959
Restricted cash	—	—	248,101	38,132

Total cash, cash equivalents and restricted cash at end of the period	3,324,384	4,109,577	10,221,992	1,571,091

Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	85,775	85,195	82,435	12,670
Income tax paid	446,621	631,129	948,915	145,845
Supplemental disclosure of non-cash investing and financing activities:
Payables incurred for purchase of property and equipment	137,679	271,999	9,971	1,533
Payables for repurchase of ordinary shares (Note 21)	194,514	—	—	—
Payables for acquisition of subsidiaries	—	74,352	—	—

        The non-cash transaction from acquisition of a subsidiary by acquiring additional equity interest in an affiliate during the year ended December 31, 2016 are set out in Note 3(a).

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and principal activities

        Vipshop Holdings Limited (the "Company") was incorporated in the Cayman Islands on August 27, 2010. The Company, through its subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group"), operate online platforms that offer high-quality branded products to consumers in the People's Republic of China (the "PRC") through flash sales on its vipshop.com, vip.com and lefeng.com online platforms. Flash sale represents an online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and principal activities (Continued)

        As of December 31, 2017, the Company's significant subsidiaries and consolidated VIEs consist of the following:

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholdings	Principal activities
Vipshop International Holdings Limited ("Vipshop HK")	October 22, 2010	Hong Kong	100%	Investment holding and online retail
Vipshop (China) Co., Ltd. (the "WFOE")	January 20, 2011	China	100%	Warehousing, logistics, procurement, research and development, consulting
Vipshop (Kunshan) E-Commerce Co., Ltd. ("Vipshop Kunshan")	August 2, 2011	China	100%	Warehousing and logistics
Vipshop (Jianyang) E-Commerce Co., Ltd. ("Vipshop Jianyang")	February 22, 2012	China	100%	Warehousing and logistics
Vipshop (Tianjin) E-Commerce Co., Ltd. ("Vipshop Tianjin")	July 31, 2012	China	100%	Warehousing and logistics
Guangzhou Pinwei Software Co., Ltd. ("Pinwei Software")	December 6, 2012	China	100%	Software development and information technology support
Vipshop (Zhuhai) E-Commerce Co., Ltd. ("Vipshop Zhuhai")	July 16, 2013	China	100%	Warehousing and logistics
Vipshop (Hubei) E-Commerce Co., Ltd. ("Vipshop Hubei")	July 4, 2013	China	100%	Warehousing and logistics
Shanghai Pinzhong Commercial Factoring Co., Ltd. ("Pinzhong Factoring")	August 1, 2013	China	100%	Business financing
Chongqing Vipshop E-Commerce Co., Ltd. ("Vipshop Chongqing")	October 22, 2013	China	100%	Warehousing and logistics
Vipshop (Zhaoqing) E-Commerce Co., Ltd. ("Vipshop Zhaoqing")	November 22, 2013	China	100%	Warehousing and logistics

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and principal activities (Continued)

Name of VIEs	Date of incorporation	Place of incorporation	Economic interest held	Principal activities
Guangzhou Vipshop Information Technology Co., Ltd.("Vipshop Information")	August 22, 2008	China	VIE	Online retail

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

        Since the Company does not have any equity interests in Vipshop Information, in order to exercise effective control over its operations, the Company, through its wholly foreign owned subsidiary, the WFOE, entered into a series of contractual arrangements with Vipshop Information and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Vipshop Information shareholders' equity interests in it. Details of certain key agreements entered into between the WFOE, Vipshop Information and each of its individual shareholders on January 20, 2011 and amended on October 8, 2011 are as follows:

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

        Amended and Restated Exclusive Option Agreements:    Each equity holder of Vipshop Information granted the WFOE an irrevocable and exclusive right to purchase, or designate one or more persons to purchase, their equity interest in Vipshop Information at the WFOE's sole and absolute discretion to the extent permitted by the PRC laws. The purchase price is 10 Renminbi ("RMB"); if appraisal is required by laws of the PRC at the time when the WFOE exercises the option, the parties shall negotiate in good faith, to make necessary adjustments to the purchase price based on the appraisal result to comply with applicable laws of the PRC. The term of this agreement is ten years from the execution date of October 8, 2011, which may be extended for a period to be determined by the WFOE.

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

        In October 2012, the Company effected a transfer of 10.4% of equity interest from one of the former shareholders of Vipshop Information to Mr. Shen, an existing shareholder of Vipshop Information. In August 2015, the Company effected transfer of 22.0% of equity interest from two of the former shareholders of Vipshop Information to Mr. Shen and a concurrent capital increase of Vipshop Information from RMB24.5 million to RMB274.5 million as contributed by Mr. Shen. In December 2015, the Company effected a concurrent capital increase of Vipshop Information to

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

RMB824.5 million as contributed by Mr. Shen. The Company amended the contractual arrangements the relevant entities had as explained above with Mr. Shen and Mr. Arthur Xiaobo Hong to reflect each transfer. As of December 31, 2017, shareholders of Vipshop Information include Mr. Shen and Mr. Arthur Xiaobo Hong, holding 99.2% and 0.8% of the total equity interests in Vipshop Information, respectively.

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

        The Company has another set of contractual arrangements among Lefeng Shanghai, Lefeng Information, and shareholders of Lefeng Information, under which Lefeng Shanghai is the primary beneficiary of Lefeng Information and the Company consolidates Lefeng Information through Lefeng Shanghai. The contractual arrangements thereunder are substantially similar to the set with Vipshop Information described above.

Risks in relation to the VIE structure

        The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The equity holders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are certain risks related to the VIE arrangements, which include but are not limited to the following:

  •
  If the Group's ownership structure, are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities, including the China Securities Regulatory Commission, would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of the WFOE, Vipshop Information, Guangzhou Vipshop E-commerce Co., Ltd. ("Vipshop E-commerce"), Pin Jun Tong Enterprise Management & Consulting Co., Ltd. ("Pin Jun Tong"), Lefeng Shanghai, or Lefeng Information, revoking the business licenses or operating licenses of the WFOE, Vipshop Information, Vipshop E-commerce, Pin Jun Tong, Lefeng Shanghai, or Lefeng Information, shutting down the Group's servers or blocking the Group's websites, discontinuing or placing restrictions or onerous conditions on the Group's operations, requiring the Group to undergo a costly and disruptive restructuring, restricting or prohibiting the Group's use of various funding to finance its business and operations in China, and taking other regulatory or enforcement actions that could be harmful to the Group's business;

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

        The financial information of the Company's VIEs and VIEs' subsidiaries, including total assets, total liabilities, net revenues, total operating expenses, net income and cash flows after intercompany eliminations are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Total assets	3,396,705	5,520,550
Current Liabilities:
Accounts payable	(22,471)	(87,926)
Advances from customers	(1,211,643)	(965,275)
Accrued expenses and other current liabilities	(1,257,667)	(1,618,716)
Amounts due to related parties	(591)	(616)
Deferred income	(16,222)	(54,543)

Total current liabilities	(2,508,594)	(2,727,076)

Deferred tax liability	(4,904)	(4,224)
Deferred income	(1,928)	(838)

Total liabilities	(2,515,426)	(2,732,138)

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenues	7,388,637	5,500,226	1,583,466
Total operating expenses	(1,542,401)	(1,740,370)	(5,243,573)
Net income	226,986	230,954	(3,784,932)

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net cash used in operating activities (Note a)	(1,363,805)	(1,192,894)	(801,931)
Net cash provided by investing activities	1,018,250	626,798	1,435,001
Net cash provided by (used in) financing activities	809,740	(108,779)	1,144,728

Note a:	Cash flows used in operating activities in 2015, 2016 and 2017 include amounts due from (to) the Group's subsidiaries of RMB1,649,956, RMB(994,474) and RMB1,526,148.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(c)   Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The Group's management based their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group's financial statements include inventory write-down, valuation of goodwill and intangible assets acquired in the business acquisitions, impairment of other investments and valuation of receivables arising from consumer financing. Changes in facts and circumstances may result in revised estimates.

(d)   Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with maturity of less than three months.

        Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)   Restricted cash

        The Group's restricted cash mainly represents 1) deposits held in a designated bank account under the cooperative lending arrangement with a bank in which the Company is required to maintain at all times a certain percentage of the outstanding principal of total lending amount with a bank; and 2) deposits that are pledged for short-term bank loans.

(f)    Held-to-maturity investments

        The Group invests in debt securities which have fixed maturity dates, pay a fixed return on the amount invested and early redemption of these securities is not allowed. The Group classifies these investments as held-to-maturity as it has both the positive intent and ability to hold them until maturity.

(g)   Inventories

        Inventory was previously stated at the lower of cost or market before 2016. The Group adopted Accounting Standard Update ("ASU") 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory and applied the ASU prospectively from 2016. Upon the adoption of this accounting guidance, inventory is stated at the lower of cost or net realisable value. Cost of inventory is determined using the weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value for slow-moving merchandise and damaged goods. The amount of write down is also dependent upon factors such as whether the goods are returnable to vendors, inventory aging, historical and forecasted consumer demand, and promotional environment.

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

        Write downs are recorded in cost of revenues in the consolidated statements of income and comprehensive income.

(h)   Accounts receivable

        Accounts receivable are mainly receivables from consumer financing business, which are stated at the historical carrying amount net of allowance for uncollectible accounts. The Group establishes an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected.

(i)    Other receivables

        Other receivables are mainly consisted of advances to suppliers relating to financial activities, loans to staff and others, which are stated at the historical carrying amounts. The Group establishes an allowance for uncollectible other receivables based on estimates, historical experience and other factors surrounding the credit risk of specific accounts. Uncollectible other receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected.

(j)    Property and Equipment, net

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

        Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

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

(k)   Capitalization of interest

        Interest and amortization of deferred financing costs incurred on funds used to construct the Group's warehouses during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group's convertible senior notes due 2019 at interest of 1.5%. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group's outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to RMB94,077, RMB99,437 and RMB97,024, of which RMB8,315, RMB14,242 and RMB14,589 were capitalized for the years ended December 31, 2015, 2016 and 2017, respectively.

(l)    Land use rights, net

        Land use rights represent amounts paid for the Group's leases for the use right of lands located in Zhaoqing City, Tianjin City, Qingdao City, Ezhou City, Zhengzhou City, Guangzhou City, Jianyang City, Shenyang City, Xi'an City, Urumqi City, Tai'an City, Hengyang City, Chongqing City and Kunshan City of PRC. Amounts are charged to earnings ratably over the term of the lease of 50 years.

(m)  Intangible assets, net

        Acquired intangible assets mainly consist of domain names, customer relationships, non-compete agreements, trademarks and payment license acquired from third parties and from business combination.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

Domain names and trademarks

        Domain name and trademarks purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic lives of approximately two to five years.

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

        Estimated economic lives of the intangible assets are as follows:

Classification	Estimated economic life
Customer relationships	4 - 14 years
Trademarks	2 - 5 years
Non-compete agreement	3 years
Domain names	2 - 3 years
Payment license	Indefinite life

(n)   Investment in affiliates

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

(o)   Other investments

        Other investments represent equity investments in private companies in which the Group exerts no significant influence and are measured initially at cost.

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

(p)   Available-for-sale investments

        The Group invests in marketable equity securities and debt securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale in investment.

        The assessment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale investments for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair values. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders' equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of income and comprehensive income. The fair values of the investments would not be adjusted for subsequent recoveries in fair values.

(q)   Impairment of long-lived assets (other than goodwill and intangible assets with indefinite life)

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group recorded no impairment for the years ended December 31, 2015, 2016 and 2017.

(r)   Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

        Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with Accounting Standards Codification ("ASC") 350-20 "Goodwill", a company firstly has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a two-step quantitative impairment test is mandatory. The Company may also elect to proceed directly to the two-step impairment test without considering qualitative factors. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit and their carrying amounts will be recorded.

        Application of impairment test for goodwill requires significant management judgment, including the identification of the reporting unit, assigning assets, liabilities and goodwill to each reporting unit, and determining the fair value of each reporting unit. The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding the reporting unit's future operating performance are revenue growth rates, costs of goods and operating expenses growth rates, discount rates and terminal values. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

        In 2015, management has conducted step 1 of the quantitative impairment test to compare the carrying value of the reporting unit, including assigned goodwill, to its respective fair value. The fair value of the reporting unit was estimated by using the income approach. Based on the quantitative test, it was determined that the fair value of the reporting unit tested exceeded its carrying amount and, therefore, step two of the two step goodwill impairment test was not required. The management concluded that goodwill was not impaired as of December 31, 2015.

        In 2016 and 2017, management has conducted the qualitative impairment test to compare the carrying value of the reporting units, including assigned goodwill, to its respective fair value.

        Based on the qualitative impairment assessment, it was determined that it is more likely than not the fair values of the reporting units tested exceeded their carrying amounts and, therefore a quantitative impairment test for goodwill was not required. The management concluded that goodwill was not impaired as of December 31, 2016 and 2017.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(s)   Intangible assets with indefinite lives

        Intangible assets with indefinite lives represents the purchase price of the payment license in a business combination in 2016.

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

        In 2016 and 2017, management has conducted the qualitative impairment test and the qualitative assessment indicated that it is more likely than not that the Company's indefinite lived intangible assets are not impaired.

(t)    Business combinations and non-controlling interests

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

        For the Group's majority-owned subsidiaries and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of income and comprehensive income includes the net income (loss) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Group's consolidated balance sheets.

(u)   Debt issuance costs and debt discounts

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(v)   Securitization debt

        During the year ended December 31, 2017, the Group started to securitize accounts receivable arising from its consumer financing businesses. The securitization debt securities issued to investors are collateralized by the specified pool of accounts receivable and are payable only out of collections on their respective underlying collateralized assets and guaranteed by WFOE. The securities can be retained in the form of senior or subordinated securities. The Group holds 100% of the subordinated securities. The securitization securities are reported as current and non-current liabilities in the consolidated balance sheets based on their respective expected repayment dates.

(w)  Revenue recognition

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

        The Group utilizes in-house and external delivery service providers to deliver goods to its customers directly from its own warehouses. The Group estimates and defers revenue and the related product costs for goods that are in-transit to the customers.

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

        Revenue was recorded net of surcharges and value added tax ("VAT") which is mainly 17% of gross sales. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax.

        The Group recorded revenue on a gross basis when the Group meets the following indicators for gross reporting: it is the primary obligor of the sales arrangements, is subject to inventory risks of physical loss, has latitude in establishing prices, has discretion in suppliers' selection and assumes credit risks on receivables from customers.

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

        As of December 31, 2016 and 2017, the Group recorded deferred revenue related to rewards earned from prior purchases of RMB117,617 and RMB138,863 respectively.

        Other than the Super VIP program, we do not charge any membership fees to our registered members. New members who register on the Group's platforms or existing members introducing new members to the Group's website will be granted free Weipin Coins, which can be used to offset against payments for future purchases. These Weipin Coins are not related to prior purchases and are recorded as reduction of revenues at the time of use. In June 2017, in addition to the original membership, the Group launched a paid membership program, called Super VIP. With promotional membership fee from RMB99 to RMB149 according to different level membership per year at trial stage, customers would be able to enjoy privileges including free delivery service, extra membership points and privileged access to certain products. The revenue related to the membership fee is amortized over the life of the membership.

        Credit sales and amounts collected by external delivery service providers but not yet remitted to the Group are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery and unused prepaid cards credits are classified as advances from customers. Revenues include fees charged to customers for shipping and handling expenses. The Company incurred expenses or pays fees to in-house and external delivery service providers, respectively, and records such expenses and fees as shipping and handling expenses.

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

        The Group conducts product promotion activities for certain brands on its website, including advanced and prominent placement of vendors' products on its website, and technical consultations services related to on-line advertising. Moreover, the Group also provide inventory and warehouse management services to certain suppliers. These revenues are recognized over the period during which the services are provided and the revenues are earned, net of 6% or 11% VAT.

(x)   Cost of revenues

        Cost of revenues consist primarily of cost of merchandise sold and inventory write-down. The amounts of inventory write-down were RMB293,946, RMB303,233 and RMB206,733 for the years ended December 31, 2015, 2016 and 2017, respectively. Cost of revenues do not include fulfillment expenses, therefore the Group's cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

        The Group provides financing to some of its suppliers by advancing them cash for portions of accounts payables the Group owes to them, and receive interest over the financing periods which is presented as a reduction to cost of revenues. The advances to these suppliers related to the Group's financing activities have no offsetting rights against the Group's accounts payables to these suppliers, and are presented as part of other receivables and prepayments in the consolidated balance sheets (Note 5).

(y)   Fulfillment expenses

        Fulfillment expenses primarily consist of payroll, bonus and benefits of logistics staff, logistics centers rental expenses, shipping and handling expenses and packaging expenses.

(z)   Marketing expenses

        Marketing expenses primarily consist of payroll, bonus and benefits of marketing staff, advertising costs, agency fees and costs for promotional materials.

        Advertising expenses are charged to the statements of income and comprehensive income in the period incurred. The amounts of advertising expenses incurred were RMB1,022,398, RMB1,671,779 and RMB1,526,815 for the years ended December 31, 2015, 2016 and 2017, respectively.

(aa) Technology and content expenses

        Technology and content expenses primarily consist of payroll, bonus and benefits of the staff in the technology and system department, telecommunications expenses, model fees and photography expenses.

(ab) General and administrative expenses

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(ac) Foreign Currency Transactions and Translations

        The functional currency of the Company, Vipshop HK, Lefeng.com Limited and other offshores subsidiaries is the United States dollar ("US dollar"). The functional currency of all the other significant subsidiaries and the variable interest entities is RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income and comprehensive income.

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's cash, cash equivalents and restricted cash denominated in RMB amounted to RMB4,021,551 and RMB4,287,900 at December 31, 2016 and 2017, respectively.

(ad) Convenience translation

        Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of 6.5063 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 29, 2017, or at any other rate.

(ae) Taxation

        Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. During the year ended December 31, 2017, the Group adopted ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes", upon the adoption of this ASU, deferred tax assets and deferred tax liabilities are classified to noncurrent on a prospective basis.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(af)  Value added taxes

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

(ag) Comprehensive income (loss)

        Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income (loss) is reported in the consolidated statements of income and comprehensive income, and other comprehensive income (loss) includes foreign currency translation adjustments, unrealized gain or loss of available-for-sale investments and reclassification adjustments of available-for-sale investments.

(ah) Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, held-to-maturity investments, amounts due from related parties, other receivables and prepayments. The Group places its cash and cash equivalents and held-to-maturity investments with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise of amounts receivable from product delivery service providers, receivables from consumer and supplier financing services. There are no significant credit risk concentrated with any specific delivery service providers, end customers under consumer financing or suppliers under financing service arrangements.

        Account receivables from product delivery service providers relates to amounts collected from customers by the service providers when products are delivered. The Group conducts a credit evaluation of these service providers and require a certain amount of security deposits from them to manage its credit risk. The principal amounts of all held-to-maturity securities are guaranteed by the issuers. Amounts due from related parties are prepayments related to purchases of goods from the entities controlled by shareholders of the Company. Due to the nature of the relationship, the Company considers there to be no collection risks in regard to amounts due from related parties. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates of various factors surrounding the credit risk of delivery service providers, end customers and suppliers, such as credit rating, overdue date and collaterate.

(ai)  Fair value of financial instruments

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

Measured at fair value on a recurring basis

        The Group's financial assets and liabilities that were required to be measured at fair value on a recurring basis as of December 31, 2016 and 2017 include available-for-sale investments. As of December 31, 2016 and 2017, information about inputs into the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Available-for-sale investments—marketable equity securities	352	352	—	—
Available-for-sale investments—debt security	145,930	—	145,930	—

        Available-for-sale investments represent the marketable equity securities and debt securities invested by the Group. The marketable equity securities are carried at fair values. The Group measures its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. The debt securities consist of investments in private companies' redeemable shares that has stated maturity and pay a prospective fixed rate of return. The investments are recorded at fair value on a recurring basis. The fair value is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement.

Measured at fair value on a non-recurring basis

        Other than the impaired investment in affiliates (Note 10) and other investments (Note 11), the Group did not have any assets and liabilities that were measured at fair value on a nonrecurring basis. The estimated fair values of the investment in affiliates and other investments at the time of impairment test were estimated by applying unobservable inputs to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

        The carrying values of the Group's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable, other current liabilities, amounts due from and to related parties, short term loans and short term securitization debt approximate their fair values due to the short term nature of these instruments. The estimated fair value of convertible senior notes as of December 31, 2016 and 2017 were approximately RMB4,382,445 and RMB4,090,808, respectively, as compared to its carrying value of RMB4,381,698 and RMB4,094,903, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement.

        The carrying value of the Group's short-term held-to-maturity investments approximates their fair values due to the short term nature and significant inputs are observable or can be derived principally from, or corroborated by, observable market data (Level 2).

        The Group measures certain assets, including investment in affiliates and other investments, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(aj)  Operating leases

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

(ak) Share-based Compensation

Employee share-based compensation

        Share-based payments made to employees, including employee stock options, and non-vested shares issued to employees which the Company has a repurchase option, are recognized as compensation expenses over the requisite service periods. The Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the awards. The Company recognized compensation expense on a straight-line basis over the requisite service period for the entire award with graded vesting provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

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

(al)  Earnings per share

        Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(am)  Treasury stock

        Treasury stock represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The cost of treasury stock is transferred to "additional paid-in capital" when it is re-issued for the purpose of stock options exercised and share awards.

(an) Segment reporting

        Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"), or decision making group, in deciding how to allocate resources and in assessing performance. The Group's CODM is the Chief Executive Officer.

        The Group historically had only one single reportable segment because the CODM formerly relied on the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. With the development of the new business initiatives, the CODM started to separately evaluate performance and allocate resources by different business segments, thus the Group changed its segment reporting in 2017. The Group's principal operations are currently organized into two major business segments, the Vip.com segment and the Internet finance businesses segment, which are defined based on the products and services provided. Vip.com represents the Group's e-commerce business, while the Internet finance businesses mainly includes the consumer financing, supplier financing and wealth management services. Accordingly, the Group updated the presentation of its reportable segments for prior years to conform to the current year's presentation in accordance with ASC 280, Segment Reporting.

(ao) Recent Changes in Accounting Standards

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

        The Group will adopt the ASUs on January 1, 2018 using the modified retrospective approach with a cumulative adjustment that will change retained earnings rather than full retrospective approach which retrospectively adjust prior periods. The Group analyzed the impact of ASU 2014-09, and the related ASU's, across all revenue streams to evaluate the impact of the new standard on revenue contracts. This included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Group substantially completed contract reviews and validated the results of applying the new revenue guidance.

        In addition to the enhanced footnote disclosures related to customer contracts, the Company anticipates that the most significant impact of the new standard will relate to the timing of revenue recognition for product sales contracts. In addition, ASC 606 is expected to change the Group's accounting for Weipin Coins. The adoption of ASC 606 is not expected to have a material effect on the Group's consolidated financial statements.

Product Revenue Recognition

        The Group offers customers with an unconditional right of return for a period of 7 days upon receipt of products on sales from its platforms. The Group expects that the application of these ASUs will result in an earlier recognition of sales of goods at the point of time when the control of goods has been passed to the customers, with an adjustment of estimated returns for an amount that the Group expects it is probable that significant reversal will not occur when the uncertainty associated with expected returns is resolved at the end of the 7 days return period.

Weipin Coins

        The Group also will change its policy on how Weipin Coins are recognised which are currently accrued as deferred revenue for the estimated value earned and expected to be redeemed based on all outstanding reward points related to prior purchases at the end of each reporting period. Upon adoption of the ASUs, Weipin Coins will be accounted for as a single performance obligation and identified as variable consideration. The Group will estimate the standalone selling price of the reward points on the basis of the likelihood of redemption and allocate the transaction price to the product and the reward points on a relative standalone selling price basis.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

Other Revenue Streams

        The Group derives other revenue from i) fees charged to third-party merchants which the Group provides platform access for sales of their products, ii) logistic services to external customers, iii) promotion activities for certain brands on its website, and iv) inventory and warehouse management services to certain suppliers. Aggregate revenue under these arrangement is less than 5% of consolidated revenues. Based on the completed analysis, the Group does not anticipate that the adoption of ASC 606 will have a material impact on these revenue streams.

        In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The guidance should be applied prospectively upon its effective date. The Group plans to adopt this ASU beginning on January 1, 2018, and based on the Group's equity investments as of December 31, 2017, the application of ASU 2016-01 may result in the Group's cost method investments to be measured at fair value, with subsequent changes in fair value recognized in net income. The Group also expects that that it may elect to measure certain equity investments that do not have readily determinable fair values at cost minus impairment, with appropriate adjustments resulting from observable price changes in orderly and comparable transactions, if any.

        In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)", which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors' accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. Upon the application of this ASU, in respect of the non-cancellable operating lease commitments in which the Group is a leasee, the Group expects to recognize a right-of-use asset and a corresponding liability in respect of all these leases unless they qualify for low value or short-term leases.

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Based on the Group's financial instruments and risk management policies as of December 31, 2017, application of this ASU in the future may have impact on the measurement of the Group's financial assets. The expected credit loss model may result in earlier provision of credit losses which are not yet incurred in relation to the Group's financial assets measured at amortized cost. It should be noted that the above assessments were made based on an analysis of the Group's financial assets and financial liabilities as of December 31, 2017 on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application of this ASU, the assessment of the potential impact is subject to change.

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments". The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This update requires that debt prepayments or debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. This guidance will be adopted retrospectively by the Group to all periods presented. The Group does not anticipate that the adoption of ASU 2016-15 will have a material impact on the consolidated financial statements.

        In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory". Current U.S. GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods. This guidance will be applied on a modified

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Group does not anticipate that the adoption of ASU 2016-16 will have a material impact on the consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash", which amends ASC 230 to clarify guidance and presentation related to restricted cash in the consolidated statements of cash flows as well as increased disclosure requirements. This update requires beginning-of-period and end-of-period total amounts shown on the statements of cash flows to include cash and cash equivalents as well as restricted cash and restricted cash equivalents. The update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Group early adopted this ASU from the year ended December 31, 2017, using the retrospective transition approach.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

        In May 2017, the FASB issued ASU 2017-09, "Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting". The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Group does not anticipate that the adoption of ASU 2017-09 will have a material impact on the consolidated financial statements.

        In November 2017, the FASB issued a new pronouncement, ASU 2017-14, which amends the Codification to incorporate SEC Staff Accounting Bulletin (SAB) No. 116 and SEC Interpretive Release on Vaccines for Federal Government Stockpiles (SEC Release No. 33-10403) that bring existing SEC staff guidance into conformity with the FASB's adoption of and amendments to ASC Topic 606, Revenue from Contracts with Customers. The SEC issued SAB 116 to bring existing SEC staff guidance into conformity with the FASB's adoption of and amendments to ASC Topic 606, Revenue from Contracts with Customers. The SAB modified SAB Topic 13, Revenue Recognition, SAB Topic 8, Retail Companies, and Section A, Operating-Differential Subsidies, of SAB Topic 11, Miscellaneous Disclosure. SEC Interpretive Release on Vaccines for Federal Government Stockpiles (SEC Release No. 33-10403) was issued to update its 2005 Commission Guidance Regarding Accounting for Sales of Vaccines and Bioterror Countermeasures to the Federal Government for Placement into the Pediatric Vaccine Stockpile or the Strategic National Stockpile. For all entities, the ASU is effective upon adoption of ASC 606, Revenue From Contracts with Customers.

3. Significant acquisition and equity transactions

(a)   Acquisitions in 2016

        In February 2015, the Group acquired a 42.61% equity interest of Feiyuan Logistic Company Ltd. and its subsidiaries ("Feiyuan") and obtained significant influence over it. As a result, Feiyuan become an equity affiliate of the Group. Feiyuan is a company principally providing warehousing, express, transportation and distribution services to E-commerce companies in southeast China.

        In January 2016, the Group acquired additional equity interest of 26.18% in Feiyuan with a cash consideration of RMB65,452 and Feiyuan became a subsidiary of the Group since then, as the Group had control over its operating and financing decisions. The Group recorded RMB210,669 in goodwill related to the acquisitions of Feiyuan that was allocated to the logistic reporting unit.

        The acquisition was accounted for as a business combination, and the results of operations of Feiyuan are included in the Group's consolidated financial statements from the acquisition date. The Group made estimates and judgments in determining the fair values of acquired assets and liabilities, based on an independent valuation report and management's experiences with similar assets and

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

3. Significant acquisition and equity transactions (Continued)

liabilities. The following table summarizes the estimated fair values for major classes of assets acquired and liabilities assumed at the date of acquisition:

	RMB	Weighted average amortization period at the acquisition date (in years)
Net tangible liabilities acquired	(18,388)
Intangible assets—customer relationship	17,693	14
Goodwill	210,669
Non-controlling interest	(4,423)
Deferred tax liabilities	(59,851)

Total consideration	145,700

Consideration transferred
Cash	65,452
Fair value of the Group's previously held equity interests in Feiyuan	80,248

Total consideration	145,700

        The fair value of the Group's previously held equity interests in Feiyuan as at the acquisition date was determined by using the discounted cash flow model. The key inputs from this valuation include a risk-adjusted discount rate and discount of lack of control. No gain or loss was recognized as a result of remeasuring to fair value of the previously held equity interests in Feiyuan.

        In May 2016, the Group acquired additional non-controlling equity interest of 28.19% in Feiyuan with a cash consideration of RMB110,001, which did not result in change in control and was accounted for as equity transaction. After these transactions, the Group held 96.98% equity interest of Feiyuan.

        In September 2016, the Group completed the acquisition of Zhejiang Ebatong Technology Co. ("Ebatong"), following the completion of the transaction, Ebatong became a wholly-owned subsidiary of the Group. Ebatong is a company which principally provides third party payment service to customers, acquisition of Ebatong was primarily for the purpose of developing the Company's internet payment channel. After the acquisition, Ebatong changed its business registration into Zhejaing Vipshop Payment Co., Ltd. The Group recorded RMB13,291 in goodwill related to the acquisitions of Ebatong that was allocated to the Internet finance reporting unit.

        The total cash consideration was RMB410,417 in which RMB336,065 and RMB56,571 were paid during the year ended December 31, 2016 and 2017, respectively. The remaining amounts of RMB74,352 and RMB17,781 were included in the other payables as of December 31, 2016 and 2017, respectively.

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

        During the year ended December 31, 2016, the Group acquired additional equity interests of certain logistic companies and obtained over 50% voting right. The acquisitions are not individually or in aggregate significant to the Group's net assets and results of operations. These acquisitions have an aggregate purchase price of RMB50,218. The acquisitions were accounted for under purchase accounting and the results of these logistic companies are included in the Group's consolidated results from the acquisition dates. The Group recorded RMB34,365 in goodwill related to the acquisitions of these logistic companies allocated to the logistic reporting unit. No additional intangible asset was identified during these acquisitions.

        Based on the assessment of the acquired companies' financial performance made by the Group, the acquired companies, including its subsidiary during 2016 are not considered material to the consolidated results of operations both individually and in aggregate. Thus pro forma results of operations for these acquisitions in 2016 as well as the results of operations since the date of acquisitions to the period end have not been presented. None of the goodwill recognized during the acquisitions is expected to be deductible for income tax purposes.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

4. Accounts Receivable, net

        Components of accounts receivable are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Other trade receivables (Note a)	2,165,639	4,611,930
Delivery service providers (Note b)	209,340	298,124
Other	5,148	18,364

Subtotal	2,380,127	4,928,418

Less: allowance for doubtful accounts	(46,209)	(124,891)

Total	2,333,918	4,803,527

Note a:	The Group provides consumer financing to certain customers as part of the Group's Internet financing business. These receivables usually have a repayment term up to 18 months. As of December 31, 2017, RMB1 billion receivables from customer financing were collateralized for the issuance of asset-back debts, details of the securitization debt are set out in Note 17.
Note b:
For certain sales transactions, third party delivery service providers will collect payments from the Group's customers upon delivery of goods, and remit such payments back to the Group on a periodic basis.

        The movement of allowance for doubtful accounts during the years are as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of the year	—	—	(46,209)
Provision for allowance during the year	—	(53,316)	(111,183)
Write-offs during the year	—	7,107	32,501

Balance at end of the year	—	(46,209)	(124,891)

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Other Receivables and Prepayments, net

        Components of other receivables and prepayments are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Deposits (Note a)	236,066	342,703
Cash advanced to staff	16,272	12,847
Loans to staff	12,262	30,402
VAT receivable	555,899	791,156
Interest receivable	16,905	25,871
Advances to suppliers related to financing activities (Note b)	855,755	1,502,046
Advances to suppliers related to procurement activities	263,001	646,027
Prepaid expense	92,452	152,179
Others	245,213	170,965

Total	2,293,825	3,674,196

Note a	Deposits consist of amounts paid to vendors for advertising and rentals.
Note b	The Group provides financing to some of its suppliers by advancing them cash, and held portions of accounts payables the Group owed to them as pledges.

6. Held-to-Maturity Investments

        As of December 31, 2016 and 2017, the Group's held-to-maturity investments consist of debt securities carried at amortized cost of RMB671,776 and RMB245,981 respectively, which approximate the aggregate fair value. All of these securities mature within one year and are classified as current assets. The amount of unrealized holding gain as of December 31, 2016 and 2017 was RMB1,776 and RMB5,981, respectively.

        All the held-to-maturity investments consist of wealth management products purchased from third-party financial institutions with high credit ratings in China. These debt securities have fixed maturity dates and pay a target return on the amount invested. In addition, the principals of these securities are fully guaranteed and early redemption is not allowed.

        There has been no impairment recognized and no sales of any held-to-maturity investments before maturities during the periods presented.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

7. Property and Equipment, net

	As of December 31,
	2016	2017
	RMB	RMB
Cost:
Buildings	2,525,064	3,892,010
Furniture, fixtures and equipment	1,602,608	2,340,437
Leasehold improvements	252,331	372,702
Motor vehicles	117,661	414,247
Software	147,329	108,468
Construction in process	893,275	1,187,157

Sub-total	5,538,268	8,315,021
Less: accumulated depreciation	(1,070,817)	(1,654,196)

Property and equipment, net	4,467,451	6,660,825

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Depreciation expenses were charged to:
Fulfillment expenses	145,375	289,338	329,945
Marketing expenses	2,694	296	305
Technology and content expenses	132,448	262,073	312,506
General and administrative expenses	10,884	59,269	78,084

Total	291,401	610,976	720,840

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

8. Land Use Rights, net

	As of December 31,
	2016	2017
	RMB	RMB
Cost:
Land in Zhaoqing City	187,081	187,081
Land in Tianjin City	37,905	137,795
Land in Jianyang City	143,452	143,452
Land in Ezhou City	241,927	241,927
Land in Zhengzhou City	24,776	134,779
Land in Qingdao City	68,631	68,631
Land in Guangzhou City	1,736,417	1,845,181
Land in Shenyang City	—	138,425
Land in Xi'an City	—	83,899
Land in Urumqi City	—	56,272
Land in Tai'an City	—	55,243
Land in Hengyang City	—	52,219
Land in other cities	—	29,542

Sub-total	2,440,189	3,174,446

Less: Accumulated amortization	(41,131)	(96,676)

Land use rights, net	2,399,058	3,077,770

        The expiry dates of the land use rights are from October 2064 to April 2067.

        Amortization expenses charged were RMB2,785, RMB37,657 and RMB55,545 for the years ended December 31, 2015, 2016 and 2017, respectively.

9. Intangible Assets, Net

	As of December 31, 2016				As of December 31, 2017
	Cost	Accumulated amortization (Note a)	Impairment	Net amount	Cost	Accumulated amortization (Note a)	Impairment	Net amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domain names	15,927	(15,927)	—	—	15,040	(15,040)	—	—
Customer Relationships	313,303	(202,418)	—	110,885	313,303	(287,142)	—	26,161
Trademarks	898,514	(611,359)	—	287,155	888,370	(850,562)	—	37,808
Non-compete agreement	70,127	(67,102)	—	3,025	70,127	(70,127)	—	—
Payment license (Note b)	319,660	—	—	319,660	319,660	—	—	319,660
Others	29,782	(8,453)	(16,907)	4,422	45,035	(10,763)	(16,907)	17,365

Total	1,647,313	(905,259)	(16,907)	725,147	1,651,535	(1,233,634)	(16,907)	400,994

Note:

a.
Amortization expenses for intangible assets were RMB289,644, RMB363,977 and RMB340,816 for the years ended December 31, 2015, 2016 and 2017, respectively. The Group expects to record amortization expenses of RMB47,146, RMB3,059, RMB2,360, RMB1,602 and RMB1,271 for the years ending December 31, 2018, 2019, 2020, 2021 and 2022 respectively.

b.
Payment license enables the Group to provide payment services and qualifies as a paying institution, has a legal life of 5 years. The Group renewed the license during the year ended December 31, 2017 and the expiry date will be June 2022. The Group believes it

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

9. Intangible Assets, Net (Continued)

  would be able to renew the payment license at minimal cost continuously and has the ability to do so. As a result, the payment license is considered by the Group as having an indefinite life because it is expected to contribute to net cash inflow indefinitely.

10. Investment in Affiliates

        Investment in affiliates as of December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Equity-method investments:
Ovation(i)	71,908	46,630
Other(ii)	21,236	19,704

Total	93,144	66,334

Details of the significant investments are as follows:

(i)
On February 21, 2014, the Group acquired a 23% equity interest in Ovation, which is a British Virgin Island ("BVI") company that engages in research and development, and distribution of beauty products and production and publication of TV programme, for a total consideration of approximately US$55,777 (approximately RMB339,303) pursuant to a share purchase and subscription agreement with Ovation and certain of its existing shareholders.

(ii)
Other investment in affiliate represents investment in a private company that engages in cosmetic sales which the Group owns 20% voting right or higher and has significant influences.

        During the years ended December 31, 2015, 2016 and 2017, the Group recognized its share of loss of affiliates in the amount of RMB84,063, RMB71,489 and RMB22,280, respectively. The total impairment losses on equity method investments were RMB58,510, nil and nil during the years ended December 31, 2015, 2016 and 2017, respectively. The amount of impairment in 2015 is related to Ovation and is recorded as impairment loss of investments in the consolidated statements of income and comprehensive income.

11. Other Investments

        Other investments comprise of investments in private companies which the Group owns equity interest of less than 20%, including certain E-commence companies and PRC registered companies that provide technology services.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

11. Other Investments (Continued)

        The movements in the carrying amount of other investments are as follows:

Other Investments
RMB
Balance at December 31, 2015	489,862
Additions	51,860
Less: impairment loss	(65,940)
Foreign currency translation adjustments	27,335

Balance as of December 31, 2016	503,117
Additions	23,685
Less: impairment loss	(118,026)
Foreign currency translation adjustments	(21,136)

Balance as of December 31, 2017	387,640

        The impairment losses on cost method investments were RMB41,239, RMB65,940 and RMB118,026 during the years ended December 31, 2015, 2016 and 2017, respectively.

12. Available-for-Sale Investments

        The carrying amount and fair value of the Group's available-for-sale investments were as follows:

	As of December 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB
Listed equity securities	229,147	11,742	—	240,889
Debt securities	167,055	—	—	167,055

Total	396,202	11,742	—	407,944

	As of December 31, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB
Listed equity securities	794	—	(442)	352
Debt securities	145,930	—	—	145,930

Total	146,724	—	(442)	146,282

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

12. Available-for-Sale Investments (Continued)

        The Group reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators such as market condition for the investees' industry and products and services.

        As of December 31, 2016 and 2017, gross unrealized gains of RMB11,742 and nil and gross unrealized losses of nil and RMB442 were recorded on available-for-sale investments, respectively. Impairment charges of nil, RMB48,634 and RMB15,000 were recorded for years ended December 31, 2015, 2016 and 2017, respectively. The gain on disposal of an investment of RMB55,615 was recognized for the year ended December 31, 2017.

13. Other Long-Term Assets

	As of December 31,
	2016	2017
	RMB	RMB
Deposit for land use rights (Note a)	458,447	—
Prepayment for investments (Note b)	895	240,000
Long term trade receivables (Note c)	—	63,872
Others	51,479	62,888

Total	510,821	366,760

Note a:	During the year ended December 31, 2016, the Group paid certain deposits in relation to the purchase of land use rights located in Chongqing City, Xinjiang Autonomous Region, Liaoning Province, Hengyang City, Tianjin City, Shanxi Province and Guangzhou City. During the year ended December 31, 2017, the deposits were transferred to the land use rights as the lands are ready for use.
Note b:
The amount as of December 31, 2017 represented deposit paid to an escrow account for formation of an insurance company with other independent parties. The Group will hold approximately 16% of the equity interest of the investee and will be able to appoint a director to the board. Up to the date of these financial statements, the establishment process is not yet completed. There is no purchase commitment for the Group in accordance with the equity owners' agreement.
Note c:
The Company provides consumer financing to certain customers as part of the Group's internet financing business with instalment payment up to 18 months. The Group recorded the consumer financing receivables with a repayment term of over twelve months in the amounts of nil and RMB63,872 for the years ended December 31, 2016 and 2017, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

14. Goodwill

        The movements in the carrying amount of goodwill are as follows:

Total
RMB
Balance as of January 1, 2016	108,781
Addition for acquisition—Feiyuan (Note 3(a))	210,669
Addition for acquisition—Ebatong (Note 3(b))	13,291
Addition for acquisition—Others	34,365

Balance as of December 31, 2016 and 2017	367,106

        As stated in Note 3, the Group has acquired certain businesses during 2016. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill accordingly.

        The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment recognized in goodwill during the periods presented.

15. Accrued Expenses and Other Current Liabilities

	As of December 31,
	2016	2017
	RMB	RMB
Accrued advertising expense	511,394	621,238
Accrued shipping and handling expenses	624,699	336,580
Accrued payroll and social benefit	707,467	801,553
Deposits from delivery service providers	152,494	150,035
Taxes payables (Note a)	602,671	767,518
Accrued rental expenses	64,829	67,869
Accrued administrative expenses	170,708	229,795
Amounts received on behalf of third-party merchants (Note b)	302,486	300,264
Interest payable	18,529	17,356
Others	167,322	244,943

Total	3,322,599	3,537,151

Note a:	Amounts represent income tax payable, VAT and related surcharges and PRC individual income tax of employees withheld by the Company.
Note b:	Amounts relate to the cash collected on behalf of third-party merchants which the Group provides platform access for sales of their products.

16. Employee Retirement Benefit

        Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees' basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions and accruals made for such employee benefits were RMB337,762, RMB585,073 and RMB808,925 for the years ended December 31, 2015, 2016 and 2017, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

17. Short term loans and securitization debt

Short term loans

        During the year ended December 31, 2017, the Group entered into a US$ denominated short term bank facility agreement with an overseas bank for up to US$100,000 (approximately RMB650,630), in which US$50,000 (approximately RMB326,710) was drawn down during the year. The facility was pledged by the Group's restricted cash amounting to RMB35,412 and was guaranteed by the Company. The borrowing carries floating interest rate based on the 3-month London Inter-Bank Offered Rate plus 1.05% per annum.

        During the year ended December 31, 2017, the Group entered into a RMB denominated short term bank facility agreement with a PRC bank for up to RMB179,000 and the borrowing carries floating interest rate based on the 3-month People's Bank of China's Deposit Benchmarking Rate plus 3.25% per annum. The facility was fully drawn down during the year. The Group also entered into a short term loan agreement with the same bank for a loan of RMB172,000, which is secured by the Group's held-to-maturity investments amounting to RMB200,000 and carries fixed interest rate of 4.35%.

        During the year ended December 31, 2017, the Group also entered into a RMB denominated short term bank facility agreement with a PRC bank for up to RMB1.20 billion. Up to December 31, 2017, the facility was not yet utilized.

        In addition, during the year ended December 31, 2017, the Group entered into a loan agreement with a PRC bank for a loan of RMB29,600. The loan is secured by the Group's held-to-maturity investments amounting to RMB30,000 and carries fixed interest rate of 5.75% per annum.

        The weighted average interest rates for the outstanding short term loans as of December 31, 2017 were approximately 3.84%.

        There is no financial covenants in respect of the Group's short terms loans as of December 31, 2017.

Securitization debt

        During the year ended December 31, 2017, the Group started to securitize accounts receivable arising from its consumer financing business. The securitization securities are recorded as securitization debt.

        These securitization debt amounting to RMB760,000 as of December 31, 2017 is denominated in RMB and has a weighted average interest rate of approximately 5.36%. The debt is securitized by the Group's accounts receivables as disclosed in Note 4. The securitization debt will mature in 2018.

18. Convertible Senior Notes

        On March 17, 2014, the Company issued US$632,500 (approximately RMB4,391,448) in aggregate principal amount of 1.5% Convertible Senior Notes due 2019 (the "Notes"). The Notes can be converted into the Company's ADSs, each representing 1/5 Class A ordinary share of the Company, par value 0.001 per share (the "ordinary shares"), at the option of the holders, based on an initial conversion rate of 49.693 of the Company's American depositary shares ("ADSs") (4.9693 ADSs before the ADS ratio change effective November 3, 2014) per US$1,000 principal amount of Notes

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Convertible Senior Notes (Continued)

(US$20.124 per ADS, or $201.24 per ADSs before the ADS ratio change). Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on March 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The Notes bear interest at a rate of 1.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014. The Notes will mature on March 15, 2019, unless previously repurchased or converted in accordance with their terms prior to such date.

        The net proceeds from the Notes offering were US$617,191 (approximately RMB4,285,157), after deducting discounts to the initial purchaser of US$14,231(approximately RMB98,806) and debt issuance costs of US$1,078 (approximately RMB7,485). Debt issuance costs and debt discounts are recorded as a direct deduction from the face amount of Convertible Senior Notes, and amortized as interest expenses, using the effective interest method, from issuance date to the first put date of the Notes (March 15, 2017).

        On March 15, 2017, part of the Notes holders exercised their option to redeem the Notes, the total redemption amount was US$3,125 (approximately RMB21,697). The remaining amount of the Notes will mature on March 15, 2019.

19. Distribution of Profit

        Pursuant to the laws applicable to entities incorporated in the PRC, the PRC subsidiaries are prohibited from distributing their statutory capital and are required to appropriate from profit after tax under accounting principles generally accepted in the PRC to other non-distributable reserve funds after offsetting accumulated losses from prior years, until the cumulative amount of such reserve fund reaches 50% of their registered capital. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation at 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other fund are at the discretion of the subsidiaries.

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

        Relevant PRC statutory laws and regulations permit payment of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company's PRC subsidiaries transferred RMB234,425, RMB84,873 and RMB95,617 to the general reserve during the years ended December 31, 2015, 2016 and 2017, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

19. Distribution of Profit (Continued)

        The balance of restricted net assets was RMB4,278,531 and RMB6,112,334 of which RMB829,500 and RMB2,039,500 was attributed to the net assets of the VIEs and VIEs' subsidiaries, and RMB1,128,029 and RMB1,128,029 was attributed to the paid in capital of the WFOE, as of December 31, 2016 and 2017, respectively.

20. Capital Structure

Issuance of convertible senior notes

        On March 17, 2014, the Company completed a public offering of 1,140,000 ADSs by certain of the Company's selling shareholders, representing 2,280,000 ordinary shares, at a public offering price of US$143.74 per ADS, and US$550,000 (approximately RMB3,818,650) aggregate principal amount of the Company's 1.50% convertible senior notes due 2019. Concurrently, the underwriters exercised in full the option to purchase an aggregate of 171,000 additional ADSs from certain selling shareholders at the public offering price of the offering and up to an additional US$82,500 (approximately RMB572,798) aggregate principal amount of the Company's 1.50% convertible senior notes due 2019.

Dual-class share structure

        On September 15, 2014, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company's authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group's ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. The computation of net earnings per Class A ordinary shares and Class B ordinary shares have been adjusted retroactively for all periods presented to reflect this change. As of December 31, 2016 and 2017, all Class B ordinary shares were held by the Chairman of the Company.

ADS Ratio Change

        Effective November 3, 2014, the Company changed its ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to five ADSs representing one Class A ordinary share. The computation of net earnings per ADS have been adjusted retroactively for all periods presented to reflect this change.

Issuance of ordinary shares

        In December 2017, the Company issued 9,229,437 and 3,955,473 Class A ordinary shares to Tencent Holdings Limited ("Tencent") and JD.com, Inc. ("JD.com"), in the amount of approximately US$603,605 (approximately RMB3,927,236) and US$258,688 (approximately RMB1,683,101), respectively.

Exercise of stock options

        During the years ended December 31, 2015 and 2016, 956,587 and 560,930 Class A ordinary shares were issued respectively as a result of exercises of stock options by employees and a consultant. During the year ended December 31, 2017, 454,708 Class A ordinary shares were re-issued from treasury stock as a result of exercise of stock options by employees.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

20. Capital Structure (Continued)

Vesting of shares awards

        During the years ended December 31, 2015, 2016 and 2017, 1,100,618, 861,815 and 23,413 Class A ordinary shares were issued respectively as a result of vesting of shares awards granted to employees and consultants. In addition, 902,210 Class A ordinary shares were re-issued from treasury stock as a result of vesting of shares awards granted to employees and consultants.

21. Treasury Stock

        On November 17, 2015, the Company's board of directors approved a share repurchase program whereby the Company may purchase its own ADSs with an aggregate value of up to US$300 million over the following 24-month period, ending on November 16, 2017. As of December 31, 2016, the Company has repurchased 1,614,135 shares from the market in the consideration of approximately RMB844,711 in aggregate. Part of the considerations for the repurchase of shares in the amount RMB194, 514 were only settled during the year ended December 31, 2016. As of December 31, 2017, the Company has no outstanding treasury stock.

        During the year ended December 31, 2016 and 2017, 257,217 and 1,356,918, representing the full amount of the treasury stock in aggregate respectively, was re-issued to employees of the Group for the purpose of share awards.

22. Other Operating Income

        Other operating income consists of government grants and other miscellaneous income. Government grants represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group, tax refunds, or subsidies for asset related investments made by the Group. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. A government grant will only be recognized as other operating income when it is probable that any future economic benefit associated with an item will flow to the Group, and the grant has been received because the amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Grants related to depreciable assets are recognized in profit or loss over the periods in which depreciation expense on those assets is recognized, corresponding to the useful lives of the assets.

        Other operating income is comprised of:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Government grants	282,330	282,866	347,817
Claims for goods insurance	11,136	19,694	34,765
ADR reimbursement	—	—	80,115
Others	14,965	55,469	68,358

Total other operating income	308,431	358,029	531,055

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

Hong Kong

        The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2015, 2016 and 2017, if applicable.

People's Republic of China

        Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), domestically owned enterprises and foreign invested enterprises (the "FIEs") are subject to a uniform tax rate of 25%. While the EIT Law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, regardless of whether these are domestically-owned enterprises or FIEs. The Group's subsidiaries and the variable interest entities in the PRC are all subject to the tax rate of 25% for the periods presented except for some subsidiaries, mainly including Vipshop Jianyang, Vipshop Chongqing, Vipshop Zhuhai, Pinwei Software and Guangzhou Vipshop Internet Technology Co., Ltd. ("Vipshop Internet Technology"), that were entitled to the following preferential tax treatment on an annual renewal basis:

        Vipshop Jianyang and Vipshop Chongqing were classified as encouraged enterprises in the western region in an industry sector encouraged by the PRC government and entitled to a preferential tax rate of 15%. Vipshop Jianyang has obtained the final approval from the State Administration of Taxation and been entitled to a preferential tax rate of 15% for the period from February 22, 2012 to December 31, 2020.

        Vipshop Zhuhai was entitled to a preferential tax rate of 15% as it is located in an economy development zone in the PRC and its primary business falls into the scopes of the encouraged industries stipulated in the existing related policies.

        The term "encouraged enterprise in an industry sector encouraged by the PRC government" as used herein refers to an enterprise incorporated in certain region whose that its primary business falls into the scopes of the encouraged industries stipulated in the existing related policies, including Catalogue of Encouraged Industries in the Western Region, Industrial Restructuring Guidance Catalogue (2011, revised in 2013), Catalogue for the Guidance of Foreign Investment Industries (Revised in 2017), Catalogue of Foreign-invested Advantage Industries in Central-Western Region (Revised in 2017), Circular of the Ministry of Finance and the State Administration of Taxation on the Preferential Enterprise Income Tax Policies and Catalogue for Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province and Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen City.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Income Taxes (Continued)

        Pinwei Software was classified as a high and new technology enterprise and entitled to a preferential tax rate of 15% pursuant to Article 28 of the EIT Law for the periods from January 1, 2015 to December 31, 2016. Subsequent to the year ended December 31, 2017, Pinwei Software applied and was classified as "State Planning Key Software Enterprise" by the local tax authority and entitled to a preferential tax rate of 10% pursuant to Circular Caishui (2012) 27 for the period from January 1, 2017 to December 31, 2017 on a retrospective basis.

        Vipshop Internet Technology was classified as a high and new technology enterprise and entitled to a preferential tax rate of 15% pursuant to Article 28 of the EIT Law for the period from January 1, 2017 to December 31, 2017.

        The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2016 and 2017, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 (US$14) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion, refusal to pay tax and tax fraud.

        Income tax expense is comprised of:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Income from China operations	2,540,418	3,241,171	3,320,283
Loss from non-China operations	(489,898)	(575,087)	(779,430)

Total income before tax and share of loss of affiliates	2,050,520	2,666,084	2,540,853

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Income Taxes (Continued)

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Income tax expenses applicable to China and Hong Kong operations
Current tax (Note)	561,001	689,473	780,013
Deferred tax	(103,256)	(87,645)	(153,873)

Total tax expenses	457,745	601,828	626,140

Note: All current tax was related to income tax in PRC and Hong Kong.

        Under the EIT Law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its "de facto management organization" located within the PRC. Non-residential enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its "de facto management organization" located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishments in the PRC. Under the current EIT Implementation Regulations, "de facto management organization" is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the Enterprises Income Tax Law of the People's Republic of China which was promulgated on March 16, 2007 and took effect as of January 1, 2008 (the "New Tax Law") and the New EIT Implementation Regulations, a resident enterprise's global net income will be subject to a 25% enterprise income tax rate. Uncertainties exist with respect to how the New Tax Law and New EIT Implementation Regulations apply to the Group's overall operations, and more specifically, with regard to tax residency status. On April 22, 2009, the State Administration of Taxation, or the SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2011 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue, it is unclear that the legal entities organized outside of PRC should be treated as residents for New Tax Law purposes. Nevertheless, even if one or more of its legal entities organized outside of the PRC were characterized as PRC tax residents, most of them are still in accumulated loss position and no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.

        If the entity were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents which meet the criteria of beneficial owner in the Hong Kong Special Administrative Region ("Hong Kong SAR"), the withholding tax would be 5%.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Income Taxes (Continued)

        Aggregate undistributed earnings of the Group's subsidiaries and the VIEs in the PRC that are available for distribution to the Group of approximately RMB6,993.1 million and RMB9,981.8 million as of December 31, 2016 and 2017 respectively are considered to be indefinitely reinvested under ASC 740-30, Accounting for Income Taxes—Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB349.7 million and RMB499.1 million as of December 31, 2016 and 2017 respectively.

        A reconciliation of the income tax expense to income before income tax and share of loss of affiliates computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of income and comprehensive income is as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Income before income tax and share of loss of affiliates	2,050,520	2,666,084	2,540,853
Computed income tax expense at PRC EIT tax rate	512,630	666,521	635,213
Effect of non-deductible expenses, including:
—Share-based compensation expenses	75,735	118,913	166,774
—Other non-deductible expenses	4,259	6,408	67,911
Effect of different tax rates of subsidiaries operating in other jurisdiction	392	1,693	8,634
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(144,958)	(280,523)	(329,048)
Effect of non-taxable income	(7,242)	(17,419)	(30,075)
Change in valuation allowance	10,444	105,387	106,731
Others	6,485	848	—

Income tax expenses	457,745	601,828	626,140

        The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
The aggregate effect	144,958	280,523	329,048
Per share effect:
Class A and Class B ordinary share:
—basic	1.25	2.42	2.80
—diluted	1.21	2.23	2.62

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Income Taxes (Continued)

        The principal components of deferred tax assets are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	175,676	287,104
Allowance for doubtful accounts	18,017	41,937
Impairment for other investments	9,044	13,980
Inventory write-down	46,488	52,885
Payroll payable and other accruals	21,427	14,963
Deferred revenue	96,454	131,261
Others	2,039	4,043
Less: valuation allowance	(154,330)	(261,061)

Total deferred tax assets-current	214,815	285,112

Deferred tax liability:
Intangible assets	100,583	17,007

Total deferred tax liability-non-current	100,583	17,007

        The amount of tax loss carried forward was RMB702,705 and RMB1,253,624 as of December 31, 2016 and 2017, respectively, for the Group's certain subsidiaries and VIEs.

        The Group has provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2016 and 2017, respectively, as management is not able to conclude that the future realization of some of those net operating loss carry forwards and other deferred tax assets are more likely than not.

24. Earnings Per Share

        As of December 31, 2015, 2016 and 2017, there are nil, 909,568 and 846,952 employee stock options or non-vested ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive. The effect of conversion of the convertible senior notes has been excluded from the computation of diluted earnings per share for the year ended 2015 as the effect would be anti-dilutive.

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

        Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2015, 2016 and 2017 as follows:

	Year ended December 31,
	2015	2016	2017
	Class A and Class B	Class A and Class B	Class A and Class B
	RMB	RMB	RMB
Basic earnings per share attributable to Vipshop Holdings Limited's ordinary shareholders:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	1,589,665	2,036,817	1,949,655

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	115,736,092	115,958,088	117,554,229

Basic earnings per Class A and Class B ordinary shares	13.74	17.57	16.59

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Earnings Per Share (Continued)

        Diluted earnings per share for the years ended December 31, 2015, 2016 and 2017 are calculated as follows:

	Year ended December 31,
	2015	2016	2017
	Class A and Class B RMB	Class A and Class B RMB	Class A and Class B RMB
Diluted earnings per share:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	1,589,665	2,036,817	1,949,655
Interest expenses from Convertible Senior Notes	—	84,147	54,673
Net earnings attributable to Class A and Class B ordinary shareholders for computing diluted earnings per Class A and Class B ordinary share	1,589,665	2,120,964	2,004,328

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	115,736,092	115,958,088	117,554,229
Dilutive employee share options and non-vested ordinary shares	4,431,971	3,572,930	1,900,201
Dilutive convertible senior notes	—	6,286,165	6,261,403

Weighted average number of Class A and Class B ordinary shares outstanding for computing diluted earnings per Class A and Class B ordinary share	120,168,063	125,817,183	125,715,833

Diluted earnings per Class A and Class B ordinary shares	13.23	16.86	15.94

        The Company granted a number of non-vested ordinary shares to certain executive officers and employees during 2015, 2016 and 2017 (refer to Note 27 (b)), these non-vested shares are not included in the computation of basic earnings per share as these non-vested shares do not contain any unforfeitable rights to dividends or dividend equivalents.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

25. Commitments and contingencies

Operating Leases Agreements

        The Group leases office space and certain equipment under non-cancellable operating lease agreements that expire at various dates through June 2026. Those lease agreements provide for periodic rental increases based on both contractual incremental rates and inflation rates adjustments over the leased periods. Some of these lease agreements include terms of renewal ranging from one to ten years upon expiry of their respective original lease terms, without purchase options or escalation clause. If these lease agreements are not renewed, the Company is obligated to remove the facilities constructed under certain of its warehouse space lease contracts, although the Company expects such related removal costs to be not significant.

        During the three years ended December 31, 2015, 2016 and 2017, the Company incurred rental expenses amounting to RMB191,253, RMB248,264 and RMB493,248, respectively.

        As of December 31, 2017, minimum lease payments under all non-cancellable leases were as follows:

RMB
Year ending December 31, 2018	527,348
Year ending December 31, 2019	220,556
Year ending December 31, 2020	116,459
Year ending December 31, 2021	72,325
Year ending December 31, 2022	44,678
Thereafter	41,453

Total minimum lease payments	1,022,819

Capital commitment

        As of December 31, 2017, the Group has contracted for capital expenditures of RMB2,345,658.

Other commitment

        During the year ended December 31, 2017, the Group entered into a cooperative lending arrangement with a bank, whereby the Group and the bank will jointly fund financing to individuals. Under this arrangement, the Group is obligated to compensate the bank, if the bank's lending portion becomes overdue by more than 80 days. The bank's lending portion under the arrangement was approximately RMB326.0 million as of December 31, 2017. The Group is also contracted to purchase certain sevices from its business partners in an aggregate amount of US$60.0 million (approximately RMB390.4 million).

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

26. Related Party Transactions

        For the years ended December 31, 2015, 2016 and 2017, the Group entered into the following material related party transactions:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Purchase of goods (Note a)	111,191	155,093	213,350
Logistic services (Note b)	469,974	137,088	—
Other operating income	4,027	1,773	1,825
Other expense	—	1,475	1,001

Note a:	The goods were purchased from companies either or significantly influenced by the Company, or controlled by its shareholders and directors.
Note b:	The Group engages certain of the Group's affiliates to deliver the goods to its customers.

        In December 2017, the Group entered into strategic cooperation framework agreement and business cooperation framework agreement with a Tencent subsidiary and JD.com, respectively, to establish a cooperative relationship. Under these agreements, Tencent granted the Group an access interface on Weixin Wallet, and JD.com granted the Group access interfaces on JD.com's mobile application and JD.com's Weixin Discovery shopping application, to utilize the traffic from such platforms.

        Details of the balances of those material related party transactions provided in the table above are as follows:

(a)   Amounts due from related parties

        Amounts due from related parties consist of amounts due from companies controlled or significantly influenced by the Company, its shareholders and directors.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Related Party Transactions (Continued)

        Amounts due from related parties as of December 31, 2016 and 2017 amounted to RMB8,352 and RMB10,191, respectively, mainly including prepayments placed by the Group related to purchases of goods from companies significantly influenced by the Company, its shareholders and directors.

(b)   Amounts due to related parties

        The amounts due to companies controlled or significantly influenced by the Company, its shareholders and directors as of December 31, 2016 and 2017 amounted to RMB52,729 and RMB65,022, respectively, and were unsecured and interest free. These amounts are all related to purchases of goods, logistic and other services from these parties.

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

        In July 2014, the Company adopted the 2014 Stock Incentive Plan (the "2014 Plan"), in which the maximum aggregate number of ordinary shares may be issued under the 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of the Company's then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors.

        During the years ended December 31, 2015 and 2016, no stock option were granted to executive officers, employees and non-employees of the Group under the 2011, 2012 and 2014 Plans.

        In January 2017, the Company granted 900,000 restricted shares to its senior management, and on the same date, the Company also granted 1,320,000 stock options to its senior management at an exercise price of US$68.35 (approximately RMB444.71) per ordinary share pursuant to the Company's 2014 Share Incentive plan.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Share-based Payments (Continued)

        The Company uses the Binomial model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm. The Group estimates that the forfeiture rate for key management and employees will be nil and 13% for both 2015 and 2016, respectively, and nil and 18% for 2017, respectively.

        The assumptions used in determining the fair value of the share options on the grant date were as follows:

Assumptions	2017
Expected dividend yield	0%
Risk-free interest rate	1.96%
Expected volatility	61.0%
Expected life	5 years
Exercise multiples	2.80 times
Weighted average fair value of underlying ordinary shares (US$/share)	25.09

Notes:

(1)
Expected dividend yield:

The expected dividend yield was estimated by the Company based on its dividend policy over the expected life of the options.

(2)
Risk-free interest rate:

Risk-free interest rate was estimated based on the US Treasury Bond as of the valuation date.

(3)
Expected volatility:

The volatility of the underlying ordinary shares was estimated based on historical volatility of the Company for the period before the valuation date with length commensurate to contractual life of the options.

(4)
Expected life:

The expected life was the contractual life of the share options.

(5)
Exercise multiples:

The Company estimated the exercise multiple based on a consideration of various research studies regarding exercise pattern from historical statistical data.

(6)
Fair value of underlying ordinary shares:

After the Company's initial public offering in March 2012, the fair values of ordinary shares were determined based on the closing price in the market.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Share-based Payments (Continued)

        For the years ended December 31, 2015, 2016 and 2017, the share option movements were as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual years to expiry per share	Weighted average fair value at grant date	Weighted average intrinsic value per option	Aggregate intrinsic value
		US$		US$	US$	US$
As of January 1, 2015	3,404,909	1.26	6.77 years
Exercised	(956,587)	1.04	5.45 years
Forfeited	(11,451)	2.29	5.96 years

Outstanding as of December 31, 2015	2,436,871	1.33	5.89 years

Exercised	(560,930)	1.53	4.61 years
Forfeited	(3,000)	2.50	4.92 years

Outstanding as of December 31, 2016	1,872,941	0.78	4.97 years

Granted	1,320,000	68.35	4.00 years
Exercised	(454,708)	1.95	3.75 years

Outstanding as of December 31, 2017	2,738,233	33.50	4.14 years

Non vested as of December 31, 2017	1,320,000
Options vested and expected to vest as of December 31, 2017	2,738,233	33.50	4.14 years	14.37	25.10	68,736,869
Exercisable as of December 31, 2017	1,418,233	1.06	4.27 years	4.39	57.54	81,606,856

        For the years ended December 31, 2015, 2016 and 2017, the Group recognized share based compensation expenses of RMB23,366 RMB7,002 and RMB54,505 in connection with the share options granted to employees, respectively. The total fair value of shares vested during 2016 and 2017 was RMB7,621 and RMB236 respectively.

        As of December 31, 2017, there was RMB162,949 unrecognized compensation expense related to unvested share options granted to executive and employees of the Group. The unvested share options expense relating to the stock options of the Group is expected to be recognized over a weighted average period of 3 years on a straight-line basis schedule as of December 31, 2017.

(b)   Non-vested shares

        During 2015, 2016 and 2017, a total of 951,684, 1,815,919 and 2,900,580 non-vested shares were granted to executive officers, employees, members of Audit Committee and consultants of the Group under the 2012 and 2014 Plan, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Share-based Payments (Continued)

        Most of the non-vested shares granted have a vesting period of four years of employment services with the first one-fourth vesting on the first anniversary from grant date, and the remaining three fourth vesting on a monthly basis over a three-year period ending on the fourth anniversary of the grant date. The non-vested shares are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder's employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder's right to the non-vested shares will terminate effectively. The outstanding non-vested shares shall be forfeited and automatically transferred to and reacquired by the Company without any consideration.

        For the years ended December 31, 2016 and 2017, the non-vested shares movement was as follows:

Non-vested shares outstanding
Outstanding as of January 1, 2016	2,094,709
Granted	1,815,919
Vested	(1,119,032)
Forfeited	(371,731)

Outstanding as of December 31, 2016	2,419,865
Granted	2,900,580
Vested	(925,623)
Forfeited	(464,564)

Outstanding as of December 31, 2017	3,930,258

        The Group recognized compensation expense over the four year service periods on a straight line basis, and applied a forfeiture rate of nil for key management for 2015, 2016 and 2017, while the forfeiture rate is 13%, 13% and 18% for employees for 2015, 2016 and 2017, respectively. The aggregate fair value of the non-vested shares at grant dates was RMB657,794, RMB824,474 and RMB1,082,797 during 2015, 2016 and 2017 respectively. The fair values of non-vested shares are measured at the respective fair values of the Company's ordinary shares on the grant-dates. For the years ended December 31, 2015, 2016 and 2017, the Group recognized share based compensation expenses of RMB279,575, RMB468,651 and RMB612,593 in connection with the non-vested shares granted to employees, respectively.

        As of December 31, 2017 there was RMB1,432,463 unrecognized compensation expense related to non-vested shares which is expected to be recognized over a weighted average vesting period of 2.72 years. The weighted average granted fair value per share of non-vested shares granted during the years ended December 31, 2015, 2016 and 2017 was US$109.00 (approximately RMB706.08), US$67.66 (approximately RMB469.76) and US$55.51 (approximately RMB361.18) respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Share-based Payments (Continued)

(c)   Share-based compensation expenses

        For the years ended December 31, 2015, 2016 and 2017, share-based compensation expenses have been included in the following balances on the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Fulfillment expenses	(18,665)	(38,428)	(73,235)
Marketing expenses	(19,938)	(38,459)	(40,364)
Technology and content expenses	(126,274)	(183,122)	(206,073)
General and administrative expenses	(138,064)	(215,644)	(347,426)

	(302,941)	(475,653)	(667,098)

28. Segment information

Segment revenue and results

        The Group has determined that it operates in two operating segments: (1) Vip.com, (2) Internet finance business.

        The Group derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and income (loss) from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

28. Segment information (Continued)

Segment revenue and results

        The table below provides a summary of the Group's operating segment results for the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenues
Vip.com	40,141,216	56,552,877	72,817,634
Internet finance business	61,996	114,735	249,726
Inter-segment revenues(1)	—	(76,310)	(155,047)

Total net revenues	40,203,212	56,591,302	72,912,313
Income (loss) from operations
Vip.com	2,632,643	3,665,649	4,063,238
Internet finance business(2)	5,689	(172,750)	(366,025)
Unallocated expenses(3)	(567,783)	(785,190)	(1,006,767)

Total income from operations	2,070,549	2,707,709	2,690,446
Total other expenses	(20,029)	(41,625)	(149,593)

Income before income taxes and share of loss of affiliates	2,050,520	2,666,084	2,540,853

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

28. Segment information (Continued)

        Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Vip.com	291,055	610,293	714,656
Internet finance business	346	683	6,184

Total depreciation of property and equipment, net	291,401	610,976	720,840

(1)	Inter-segment revenues mainly consist of payment processing and financing services provided by the Internet finance business to Vip.com.
(2)
The operating loss of the Internet finance business includes the interest revenue of RMB15,525, RMB45,969 and RMB161,752 for the years ended December 31, 2015, 2016 and 2017, respectively, and interest expense of nil, RMB29, 426 and RMB121,793 for the years ended December 31, 2015, 2016 and 2017, respectively.
(3)	Unallocated expenses include share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.

Segment assets

	Year ended December 31,
	2016	2017
	RMB	RMB
Vip.com	20,058,967	30,158,119
Internet finance business	5,035,486	7,824,701

Total assets	25,094,453	37,982,820

Other segment information

        Product revenues relate to sales of apparel, shoes and bags and other products.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

28. Segment information (Continued)

        Other revenues relate to revenues from product promotion and online advertising, and commission fees charged to third-party merchants which the Company provides platform access for sales of their product, and revenues from logistic and warehouse services provided to vendors of the Group.

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Product revenues
Apparel	13,887,533	20,381,929	24,642,418
Shoes and bags	5,439,785	7,734,909	8,340,015
Cosmetics	5,191,552	7,574,423	10,607,267
Sportswear and sporting goods	2,656,546	3,518,007	4,747,077
Home goods and other lifestyle products	2,941,734	6,622,624	9,875,682
Toys, kids and baby	4,609,484	5,535,834	6,978,246
Other goods	4,683,327	3,914,174	5,980,948

	39,409,961	55,281,900	71,171,653
Other revenues	793,251	1,309,402	1,740,660

Total net revenues	40,203,212	56,591,302	72,912,313

Geographic information

        Substantially all revenues and long-lived assets of Group are derived from and located in the PRC.

29. Subsequent event

        On March 30, 2018, the Company has entered into definitive agreements and committed to invest up to US$250 million (approximately RMB1,626,575) into a private equity fund with consumer goods and supply chain as one of its key investment areas. The closing of this investment will be subject to regulatory approval and customary conditions.

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Statements of Income and Comprehensive Income

(All amounts in thousands)

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
General and administrative expenses	(336,783)	(490,939)	(696,832)	(107,101)
Other operating income	—	—	77,513	11,914

Loss from operations	(336,783)	(490,939)	(619,319)	(95,187)
Interest expenses	(84,467)	(84,148)	(54,665)	(8,402)
Share of loss of affiliates	(80,422)	(65,492)	(21,319)	(3,277)
Impairment loss of investments	(68,648)	—	—	—
Equity income of subsidiaries and VIEs	2,159,985	2,677,396	2,644,958	406,524

Net income	1,589,665	2,036,817	1,949,655	299,658

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(52,487)	(292,152)	342,348	52,618
Share of comprehensive (loss)/income of subsidiaries	(7,783)	19,525	(22,982)	(3,532)

Comprehensive income attributable to Vipshop Holdings Limited's shareholders	1,529,395	1,764,190	2,269,021	348,744

 VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	952	327,314	50,307
Investment in an affiliate	71,908	46,630	7,167
Available-for-sale investments	794	—	—
Investment in subsidiaries and VIEs	6,448,966	9,093,924	1,397,711
Amount due from subsidiaries and VIEs	3,654,162	8,941,899	1,374,345

TOTAL ASSETS	10,176,782	18,409,767	2,829,530

LIABILITIES AND EQUITY
Accrued expenses and other current liabilities	18,529	20,345	3,127
Convertible senior notes	4,381,698	4,094,903	629,375
Deferred income	44,375	—	—

Total liabilities	4,444,602	4,115,248	632,502

EQUITY
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 101,508,264 and 114,716,587 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	66	74	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	11	11	2
Treasury stock, at cost (1,356,918 and nil Class A shares as of December 31, 2016 and 2017, respectively)	(707,441)	—	—
Additional paid-in capital	3,130,126	8,715,995	1,339,624
Retained earnings	3,653,026	5,602,681	861,116
Accumulated other comprehensive loss	(343,608)	(24,242)	(3,725)

Total shareholders' equity	5,732,180	14,294,519	2,197,028

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,176,782	18,409,767	2,829,530

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net income	1,589,665	2,036,817	1,949,655	299,658
Adjustments to reconcile net income to net cash by operating activities:
Equity income of subsidiaries and variable interest entities	(2,159,985)	(2,677,396)	(2,644,958)	(406,524)
Share of loss of affiliates	80,422	65,492	21,319	3,277
Impairment loss of investments	68,648	—	—	—
Share-based compensation expenses	302,941	475,653	667,098	102,531
Amortization of debt issuance cost	33,453	35,824	5,950	914
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	(8,081)	23,924	53,870	8,280
Deferred income	8,686	35,688	(44,109)	(6,779)

Net cash (used in) generated from operating activities	(84,251)	(3,998)	8,825	1,357

Cash flows from investing activities:
Investment in affiliates and VIEs	(335,974)	—	—	—
Investment in available-for-sale investments	(38,406)	—	—	—
Amounts due (from) to subsidiaries and VIEs	993,135	192,523	(5,277,028)	(811,064)

Net cash (provided by) used in investing activities	618,755	192,523	(5,277,028)	(811,064)

Cash flows from financing activities:
Repurchase of ordinary shares	(650,197)	(193,619)	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options	6,323	5,747	5,969	917
Partial redemption of convertible senior notes	—	—	(21,697)	(3,335)
Proceeds from issuance of ordinary shares to new investors	—	—	5,610,337	862,293

Net cash (used in) provided by financing activities	(643,874)	(187,872)	5,594,609	859,875

Effect of exchange rate changes on cash and cash equivalents	108,650	44	(44)	(7)

Net (decrease) increase in cash and cash equivalents	(720)	697	326,362	50,161
Cash and cash equivalents at beginning of the period	975	255	952	146

Cash and cash equivalents at end of the period	255	952	327,314	50,307

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

        As of December 31, 2017, RMB6,112,334 of the restricted capital and reserves are not available for distribution respectively, and as such, the condensed financial information of Vipshop Holdings Limited ("Parent Company") has been presented. Relevant PRC laws and regulations also restrict the subsidiaries in PRC, the VIEs and VIEs' subsidiaries from transferring a portion of their net assets to the Company in the form of loans and advances or cash dividends. No dividends have been paid by the subsidiaries in the PRC of the Company or the VIEs to the Company during the periods presented. Total restricted net assets of the Group represent net assets of the subsidiaries in the PRC, the VIEs and VIE's subsidiaries. The balance of restricted net assets was RMB4,278,531 and RMB6,112,334 of which RMB829,500 and RMB2,039,500 was attributed to the net assets of the VIEs and VIEs' subsidiaries, and RMB1,128,029 and RMB1,128,029 was attributed to the paid in capital of the WFOE, as of December 31, 2016 and 2017, respectively.

        During each of the three years in the period ended December 31, 2017, no cash dividend was declared and paid by the Parent Company.

        As of December 31, 2017, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

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

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote discloses certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.