Form 20-F
period 2018-12-31
Vipshop Holdings Ltd
filed 2019-04-18
CIK 1529192

Use these links to rapidly review the document

VIPSHOP HOLDINGS LIMITED INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
Commission file number: 001-35454

VIPSHOP HOLDINGS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant's Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

No. 20 Huahai Street,
Liwan District, Guangzhou 510370
People's Republic of China

(Address of Principal Executive Offices)

Donghao Yang, Chief Financial Officer
Vipshop Holdings Limited
No. 20 Huahai Street
Liwan District, Guangzhou 510370
People's Republic of China
Telephone: +86 (20) 2233-0000
Facsimile: +86 (20) 2233-0111

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

             Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing 0.2 Class A ordinary shares, par value $0.0001 per share	New York Stock Exchange
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

None

(Title of Class)

             Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 116,395,883 Class A ordinary shares, par value US$0.0001 per share, and 16,510,358 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2018.

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

☒ Yes    ☐ No

             Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☐ Yes    ☒ No

             (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

             Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

i

INTRODUCTION

        Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F:

  •
  "active customers" refers to registered members who have purchased from us or our online marketplace platforms at least once during the relevant period;

  •
  "ADSs" refers to our American depositary shares, each of which represents 0.2 Class A ordinary shares;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;

  •
  "cumulative customers" refers to all customers who had purchased products from us at least once during the period from our inception on August 22, 2008 to a specified date;

  •
  "daily unique visitors" or "monthly unique visitors" refers to the number of different IP addresses from which our Vipshop Online Platform is visited during a given day or a given month, respectively;

  •
  a "registered member" refers to any consumer who has registered and created an account with us;

  •
  "Renminbi" or "RMB" refers to the legal currency of China, and "US$" or "U.S. dollars" refers to the legal currency of the United States;

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

  •
  "Vipshop Online Platform" refers to our Vipshop App mobile application and our vip.com website; and

  •
  "we," "us," or "our company" refers to Vipshop Holdings Limited and its subsidiaries and consolidated affiliated entities.

        Effective November 3, 2014, we changed our ADS to Class A ordinary share ratio from one ADS representing two ordinary shares to five ADSs representing one Class A ordinary share. The computation of U.S. GAAP and non-U.S. GAAP income per diluted ADS has been adjusted retrospectively for all periods presented to reflect this change.

        Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB6.8755 to US$1.00, the noon buying rate for December 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 12, 2018, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.7039 to US$1.00.

 PART I.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.
Selected Financial Data

Selected Consolidated Financial Data

        The following selected consolidated statements of income data for the three years ended December 31, 2016, 2017, and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

        Our selected consolidated statements of income data for the two years ended December 31, 2014 and 2015, and our selected consolidated balance sheet data as of December 31, 2014, 2015, and 2016 have been derived from our audited consolidated financial statements not included in this annual report.

        Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2014		2015		2016		2017		2018
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages, number of shares, and per share and per ADS data)
Selected Consolidated Statements of Income Data:
Product revenues	22,685,111	98.1	39,409,961	98.0	55,281,900	97.7	71,171,653	97.6	81,510,275	11,855,178	96.4
Other revenues	444,202	1.9	793,251	2.0	1,309,402	2.3	1,740,660	2.4	3,013,673	438,321	3.6

Total net revenues	23,129,313	100.0	40,203,212	100.0	56,591,302	100.0	72,912,313	100.0	84,523,948	12,293,499	100.0
Cost of revenues(1)	(17,378,044)	(75.1)	(30,306,723)	(75.4)	(42,994,688)	(76.0)	(56,618,471)	(77.7)	(67,454,981)	(9,810,920)	(79.8)

Gross profit	5,751,269	24.9	9,896,489	24.6	13,596,614	24.0	16,293,842	22.3	17,068,967	2,482,579	20.2
Operating expenses(2)
—Fulfillment expenses(3)	(2,268,949)	(9.8)	(3,667,031)	(9.1)	(4,904,526)	(8.7)	(6,899,654)	(9.5)	(7,489,393)	(1,089,287)	(8.8)
—Marketing expenses	(1,164,149)	(5.0)	(2,089,348)	(5.2)	(2,837,680)	(5.0)	(2,978,621)	(4.1)	(3,240,450)	(471,304)	(3.8)
—Technology and content expenses	(670,998)	(2.9)	(1,076,520)	(2.7)	(1,563,582)	(2.8)	(1,808,452)	(2.5)	(2,000,894)	(291,018)	(2.4)
—General and administrative expenses	(967,463)	(4.2)	(1,301,472)	(3.2)	(1,941,146)	(3.4)	(2,447,724)	(3.3)	(2,674,179)	(388,943)	(3.2)

Total operating expenses	(5,071,559)	(21.9)	(8,134,371)	(20.2)	(11,246,934)	(19.9)	(14,134,451)	(19.4)	(15,404,916)	(2,240,552)	(18.2)
Other operating income	153,977	0.6	308,431	0.8	358,029	0.6	531,055	0.8	757,062	110,110	0.9

Income from operations	833,687	3.6	2,070,549	5.2	2,707,709	4.8	2,690,446	3.7	2,421,113	352,137	2.9
Income before income taxes and share of loss of equity method investees	1,060,341	4.6	2,050,520	5.1	2,666,084	4.7	2,540,853	3.5	2,747,075	399,546	3.3
Income tax expenses	(245,032)	(1.0)	(457,745)	(1.1)	(601,828)	(1.1)	(626,140)	(0.9)	(566,604)	(82,409)	(0.7)
Share of loss of equity method investees	(62,716)	(0.3)	(84,063)	(0.2)	(71,489)	(0.1)	(22,280)	(0.0)	(46,999)	(6,836)	(0.1)

Net income	752,593	3.3	1,508,712	3.8	1,992,767	3.5	1,892,433	2.6	2,133,472	310,301	2.5

Net loss/(income) attributable to non-controlling interests	88,693	0.3	80,953	0.2	44,050	0.1	57,222	0.1	(4,685)	(681)	(0.0)
Net income attributable to our shareholders	841,286	3.6	1,589,665	4.0	2,036,817	3.6	1,949,655	2.7	2,128,787	309,620	2.5

Shares used in calculating earnings per share
Class A and Class B ordinary shares(4) :
—Basic	113,310,682	—	115,736,092	—	115,958,088	—	117,554,229	—	132,266,157	132,266,157	—
—Diluted	120,227,584	—	120,168,063	—	125,817,183	—	125,715,833	—	140,083,610	140,083,610	—
Net earnings per Class A and Class B ordinary share
Net income attributable to our shareholders—Basic	7.42	—	13.74	—	17.57	—	16.59	—	16.09	2.34	—
Net income attributable to our shareholders—Diluted	7.00	—	13.23	—	16.86	—	15.94	—	15.61	2.27	—
Net earnings per ADS(5) (1 Class A ordinary share equals 5 ADSs)
—Basic	1.48	—	2.75	—	3.51	—	3.32	—	3.22	0.47	—
—Diluted	1.40	—	2.65	—	3.37	—	3.19	—	3.12	0.45	—

Notes:

(1)
Excludes shipping and handling expenses, and includes inventory write-down that amounted to RMB218.1 million, RMB293.9 million, RMB303.2 million, RMB206.7 million, and RMB440.8 million (US$64.1 million) for the years ended December 31, 2014, 2015, 2016, 2017, and 2018, respectively.

(2)
Include share-based compensation expenses as set forth below:

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	US$'000
Allocation of Share-based Compensation Expenses:*
Fulfillment expenses	(10,822)	(18,665)	(38,428)	(73,235)	(73,151)	(10,639)
Marketing expenses	(17,293)	(19,938)	(38,459)	(40,364)	(41,063)	(5,972)
Technology and content expenses	(103,160)	(126,274)	(183,122)	(206,073)	(203,594)	(29,612)
General and administrative expenses	(94,219)	(138,064)	(215,644)	(347,426)	(353,402)	(51,400)

Total	(225,494)	(302,941)	(475,653)	(667,098)	(671,210)	(97,623)

*
The share-based compensation expenses for 2014 included RMB225.5 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, employees, and consultants. The unrecognized share-based compensation expenses relating to share options and non-vested shares were RMB29.4 million and RMB598.2 million, and were expected to be recognized over a weighted average period of 1.34 years and 3.20 years on a straight-line basis as of December 31, 2014, respectively. The share-based compensation expenses for 2015 included RMB302.9 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, and employees. The unrecognized share-based compensation expenses relating to share options and non-vested shares were RMB6.9 million and RMB914.0 million, and were expected to be recognized over a weighted average period of 1.02 years and 2.97 years on a straight-line basis as of December 31, 2015, respectively. The share-based compensation expenses for 2016 included RMB475.7 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, and employees. The unrecognized share-based compensation expenses relating to share options and non-vested shares were RMB243 thousand and RMB1.24 billion, and were expected to be recognized over a weighted average period of 0.25 years and 4 years on a straight-line basis as of December 31, 2016, respectively. The share-based compensation expenses for 2017 included RMB667.1 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, and employees. The unrecognized share-based compensation expenses relating to share options and non-vested shares were RMB162.9 million and RMB1.43 billion, and were expected to be recognized over a weighted average period of 3 years and 2.72 years on a straight-line basis as of December 31, 2017, respectively. The share-based compensation expenses for 2018 included RMB671.2 million (US$97.6 million) share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, and employees. The unrecognized share-based compensation expenses relating to share options and non-vested shares were RMB131.4 (US$19.1 million) and RMB1.20 billion (US$175.0 million), and were expected to be recognized over a weighted average period of 2 years and 2.32 years on a straight-line basis as of December 31, 2018, respectively. See "Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Share-based compensation" for details.
(3)
Include shipping and handling expenses, which amounted to RMB1.17 billion, RMB1.71 billion, RMB2.58 billion, RMB3.83 billion, and RMB4.50 billion (US$654.3 million) for the years ended December 31, 2014, 2015, 2016, 2017, and 2018, respectively.

(4)
Authorized share capital was re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(5)
Each ADS represents 0.2 Class A ordinary shares, effective November 3, 2014. The computation of net earnings per ADS has been adjusted for all periods presented to reflect this change.

	As of December 31,
	2014	2015	2016	2017	2018
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	US$'000
Summary Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	4,791,151	3,324,384	4,109,577	10,221,992	10,038,472	1,460,035
Total current assets	13,220,454	12,153,276	14,580,872	25,916,138	27,325,637	3,974,350
Total assets	16,951,041	20,035,522	25,094,453	37,982,820	43,562,663	6,335,927
Total liabilities	14,252,973	16,422,255	19,312,649	23,732,244	26,351,870	3,832,719
Total shareholders' equity	2,698,068	3,613,267	5,781,804	14,250,576	17,210,793	2,503,208
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

        We intend to continue investing in our warehousing capacity to support our long-term growth. To further improve our nationwide fulfillment capabilities, we have expanded our warehouses in strategic locations in China to strengthen our regional logistics hubs. Moreover, we have leased warehouses outside China. However, we cannot assure you that we will be able to execute our expansion plan as expected. Our rapid expansion requires us to continue to effectively manage our relationships with brand partners and third-party delivery companies to ensure efficient and timely delivery of our products. To continue our business growth, we will also need to allocate significant managerial and financial resources in retaining, training, managing, and motivating our workforce.

        We also seek to broaden our product and service offerings through third-party sellers offering their own products and services on our Vipshop Online Platform. The products and services offered by such third-party sellers may differ in category, quality, and value in comparison to those offered directly by us. Such expansion may require us to work with different groups of brand partners and introduce new product and service categories to address the needs of different kinds of customers. We have limited or no experience in some of these newer product and service offerings, such as online sales under third-party proprietary cosmetics brands, and our expansion into these new product and service categories may not achieve broad customer acceptance. These offerings may present new and difficult technological or operational challenges, and we may be subject to claims if customers experience service disruptions or failure or other quality issues with these third-party sellers. In addition, our profitability, if any, in our newer product and service categories may be lower than in our older categories, which may adversely affect our overall profitability and results of operations. Moreover, we cannot assure you that we will be able to recoup our investments in introducing these new product categories.

        Furthermore, we have further developed and expanded new business initiatives in Internet finance. We intend to stay focused on consumer financing and supplier financing services that we offer to our customers. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have limited experience in operating an Internet finance business, and increasing exposure to credit risks or significant deterioration in the asset quality of our Internet finance business may materially and adversely affect our business, financial condition, and results of operations." and "Item 4.B. Information on the Company—Business Overview—Our Product and Service Offerings—Other Services."

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

        Our future growth depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences have historically affected, and will continue to affect, the online retail industry. Consequently, we must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers. As we implement our strategy to offer personalized Vipshop Online Platform focusing on deep curation and targeted offerings desired by our customers, we expect to face additional challenges in the selection of products and services. Our ability to offer individually-tailored merchandise is dependent on our IT systems, including our big data and business intelligence system, to collect and provide accurate and reliable information on consumer interests. In addition, we focus on offering only authentic products on our platform, as perception by our existing or prospective customers that any of our products are not authentic, or are of inferior quality, could cause our reputation to suffer. This is particularly important for cosmetics and maternal and baby products. While our representatives generally check the products that we sell to confirm their authenticity, quality, and proper labeling, we cannot assure you that our suppliers have provided us with authentic products or that all products that we sell are of the quality satisfactory to our customers. If our customers cannot find desirable products within our product portfolio at attractive prices, or if our reputation for selling authentic, high-quality product suffers, our customers may lose interest in our platform and thus may visit our platform less frequently or even stop visiting our platform, which in turn may materially and adversely affect our business, financial condition, and results of operations.

Our business and results of operations may be materially and adversely affected if we are unable to maintain our customer experience or provide high-quality customer service.

        The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide reliable and user-friendly Vipshop Online Platform for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after-sales services. Our sales may decrease if our platform services are severely interrupted or otherwise fail to meet our customer demands. Should we or third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be adversely affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be adversely affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high-quality customer service, we may not be able to retain existing customers or attract new customers, which could materially and adversely affect our business, financial condition, and results of operations.

Any harm to our brands or failure to maintain our reputation may materially and adversely affect our business and growth prospects.

        We believe that the recognition and reputation of our brands among our customers and brand partners have significantly contributed to the growth of our business. Maintaining and enhancing the recognition and reputation of our brands are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and, if not properly managed, may negatively impact our brands and reputation. These factors include our ability to:

  •
  provide satisfactory user experience as consumer preferences evolve and as we expand into new product categories;

  •
  increase brand awareness among existing and potential customers through various marketing and promotional activities;

  •
  maintain the popularity, attractiveness, and quality of the products we offer;

  •
  maintain the efficiency, reliability, and quality of our fulfillment services; and

  •
  preserve our reputation and goodwill in the event of any negative media publicity on Internet security, product quality, or authenticity issues affecting us or other online retail businesses in China.

        A public perception that non-authentic or counterfeit goods are sold on our Vipshop Online Platform, even if factually incorrect, could damage our reputation, reduce our ability to attract new customers or retain our existing customers, and diminish the value of our brands. If we are unable to maintain our reputation, enhance our brand recognition, or increase positive awareness of our platform, products, and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we fail to manage our relationships with, or otherwise fail to procure products at favorable terms from, our existing brand partners, or if we fail to attract new brand partners, our business and growth prospects may suffer.

        We source our products from both domestic and international brand partners. As of December 31, 2016, 2017, and 2018, we worked with over 10,000, 13,000, and 17,000 brand partners, respectively. We depend significantly on our ability to source products from brand partners on favorable pricing terms, typically at a substantial discount to the original sales price. However, our agreements do not ensure the long-term availability of merchandise or the continuation of any particular pricing practices. Our contracts with our brand suppliers typically do not restrict our brand partners from selling products to other buyers. We cannot assure you that our current brand partners will continue to sell products to us on commercially acceptable terms, or at all. In the event that we are not able to purchase merchandise on favorable pricing terms, our revenues, profit margin, and earnings may be materially and adversely affected. Our brand partners primarily include brand owners, and to a lesser extent, brand distributors and resellers. If any brand distributor or reseller fails to obtain or maintain appropriate authorization from the relevant brand owner to sell certain products to us, such brand distributor or reseller may cease selling such products to us at any time, which may adversely affect our business and revenues. Furthermore, although we, as an online distributor, are not directly responsible to obtain customs clearance or other relevant permits for the sale of products imported by our brand partners, we are required under the relevant PRC laws to check whether our brand partners who have imported such products have obtained the requisite import-related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. If any of our brand partners fails to pay the required import tariffs, fails to obtain clearance from the customs or inspection and quarantine bureaus, or fails to meet the product labeling or other mandatory specification requirements, and sells such imported products to us, we may be subject to fines, suspension of business, and confiscation of unlawfully sold products and the proceeds from such sales, depending on the nature and gravity of such liabilities.

        If our brand partners cease to provide us with favorable payment terms or return policies, our working capital needs may increase, resulting in negative impact on our cash flows from operating activities, and our operations may be materially and adversely affected. As part of our growth strategy, we plan to further expand our brand and product offerings and thus need to continue establishing relationships with new brand partners to ensure our access to a steady supply of products on favorable commercial terms. Furthermore, our relationships with some brand partners, particularly international brand partners of apparel products in China, may be adversely affected as a result of our sale of branded products that are directly procured from overseas markets. If we are unable to develop and maintain good relationships with brand partners that would allow us to obtain sufficient amount and variety of quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers or to offer these products at prices acceptable to them. Negative developments in our relationships with brand partners could materially and adversely affect our business and growth prospects.

We rely on our invested and in-house last mile delivery capabilities and third-party delivery companies for our product delivery, and if we or these third-party delivery companies fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

        Leveraging our continued and committed investment in quality delivery companies and build-out of in-house delivery capabilities and warehousing systems with almost nationwide coverage over the years, we now rely primarily on our invested and in-house last mile delivery capabilities and, to a lesser extent, on third-party delivery companies to fulfill our product delivery demand. In 2018, our invested and in-house last mile delivery capabilities handled over 95% of our total orders. Nevertheless, we still maintain cooperation arrangements with a number of third-party delivery companies to supplement our invested and in-house delivery capabilities to deliver our products. Interruptions to or failures in delivery services could prevent the timely or proper delivery of our products. These interruptions may be due to events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions, or labor unrest or shortage. Moreover, if these third-party delivery companies fail to comply with applicable rules and regulations in China, reputation of our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all, to replace such third-party delivery companies to the extent necessary. As competition intensifies in the future, we expect that we will be required to further shorten delivery time, which could place increasing pressure on our delivery network. Delivery of our products could also be affected or interrupted by merger, acquisition, insolvency, or government shut-down of our invested and in-house last mile delivery capabilities or the third-party delivery companies we engage to make deliveries, especially those local couriers with relatively small business scales. Furthermore, we may face additional challenges in managing our relationship with third-party delivery companies as a result of maintaining our own in-house delivery operations and capacities.

        If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer. Although we pay delivery companies subsequent to their fulfilment of delivery obligation on a monthly basis, such subsequent payment may not adequately incentivize their timely and proper delivery of goods. Although we typically require delivery companies, especially local couriers, to make cash deposits or guarantee payments securing their due performance of duties as part of our engagement with them, such security deposit may not be sufficient to recover the losses that we sustain as a result of their failure to perform.

If we do not compete effectively against existing or new competitors, we may lose market share and customers.

        The online discount retail market is rapidly evolving and competitive. Our primary competitors include major B2C e-commerce companies in China that sell a broad range of products and services online, such as Alibaba and Pinduoduo, and other online discount retail companies in China. We compete with others based on a number of factors, including:

  •
  ability to identify products in demand among consumers and source these products on favorable terms from brand suppliers;

  •
  pricing;

  •
  breadth and quality of product offerings;

  •
  platform features;

  •
  customer service and fulfillment capabilities; and

  •
  reputation among consumers and brands.

        Some of our current and potential competitors may have significantly greater resources, longer operating histories, larger customer bases, and greater brand recognition. As the online discount retail market in China is expected to grow, many new competitors and some existing B2C e-commerce companies may enter into this market. In addition, other online retailers may be acquired by, receive investment from, or enter into strategic relationships with, well-established and well-financed companies or investors, which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from brand partners, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their platform and system development than us. In addition, emerging technologies and continuing innovation in mobile Internet may increase the competition in the online retail industry. Increasing competition may negatively affect our business development, online retail, and brand recognition, which may in turn affect our market share and operating margins. We cannot assure you that we will be able to compete effectively against our competitors, and competitive pressure may materially and adversely affect our business, prospects, financial condition, and results of operations.

        In addition, we seek to expand into the offline retail business as a supplement to our growth strategy. We cannot guarantee that we will be able to compete successfully with existing offline competitors, including, among others, traditional offline malls that have accumulated considerable customer base and offline stores of other reputable online retailers. We may lack experience in offline store management and may hold insufficient offline operational capabilities. We may not be able to locate desirable sites for our stores. Operating offline stores requires considerable capital and personnel, and we may not be able to generate profits from our offline business to cover the relevant cost within a short period of time. The occurrence of any of the above may adversely affect our business, prospects, financial condition, and results of operations.

We had incurred net losses and experienced negative cash flow from operating activities in historical periods and may incur net losses in the future.

        We had incurred net losses in historical periods. Although we have achieved net profit since the fourth quarter of 2012, we cannot assure you that we can continue to generate net profits or maintain positive cash flow from operating activities in the future. Our ability to be profitable depends on our ability to grow our business and increase our total net revenues, to optimize our product category mix, to negotiate favorable terms with our suppliers, and to control our costs and operating expenses. Although we have experienced significant revenue growth since our inception, such growth may not be sustainable and we may incur net losses in future periods or fail to maintain positive cash flow from operating activities. We have incurred in the past and expect to continue to incur in future periods share-based compensation expenses and we expect our costs and other operating expenses to continue to increase as we expand our business, either of which will reduce our net income and may result in future losses. If our costs and operating expenses continue to increase without a commensurate increase in our revenue, our business, financial condition, and results of operations will be adversely affected, and we may need additional capital to fund our ongoing operations.

We may suffer losses if we are unable to effectively manage our inventory.

        Due to the nature of the flash sales business, we need to manage a large volume of inventory turnover. We depend on our forecasts of demand and popularity for various kinds of products to make decisions regarding product purchases. Our customers may not order products at our expected levels. In addition, any unfavorable market or industry conditions or change in consumer trends and preferences may limit our ability to accurately forecast the inventory levels to meet customer demand.

        We generally have the right to return unsold items for most of our products to our brand partners. In order to secure more favorable commercial terms, we may need to continue to enter into supply arrangements without unconditional return clauses or with more restrictive return policies. We may also need to take inventory in certain key product categories in order to achieve higher gross margin and obtain better commercial terms. Furthermore, because products imported to China for our cross-border business are generally not returnable, our inventory may contain an increasing portion of unreturnable products as our cross-border business continues to grow.

        We recorded RMB303.2 million, RMB206.7 million, and RMB440.8 million (US$64.1 million) in inventory write-down in the years ended December 31, 2016, 2017, and 2018, respectively. Such write-downs primarily reflected the estimated net realizable value of damaged or obsolete inventory.

        If we fail to manage our inventory effectively in the future, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and write-down, which could materially and adversely affect our business, financial condition, and results of operations. In addition, if we are unable to sell products or if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our brand partners in order to secure the right to return products to our brand partners, our profit margins might be negatively affected. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. If we do not accurately predict product demand, our business, financial condition, and results of operations may be materially and adversely affected.

If we are subject to higher than expected product return rates, our business, financial condition, and results of operations may be materially and adversely affected.

        Purchases of apparel, fashion accessories, and other items over the Internet may be subject to higher return rates than merchandise sold at physical stores. In order to accommodate our customers and to overcome any hesitance that they may have in shopping with us, we currently implement a unified seven-day product return policy for purchases via our Vipshop Online Platform and refund our customers if they refuse to accept the delivery, which also constitutes a product return. Our product return rates remained stable from 2013 to 2017, and slightly increased in 2018 due to the repositioning of our business focus towards the apparel category and the implementation of our new Super VIP Membership program, which offers free shipping and free return for its paid members. If we are unable to efficiently manage our product return rates within an appropriate range relative to our sales volume, or if our product return rates increase or are higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rates for such products increase significantly, we may experience an increase in our inventory balance, inventory impairment, and fulfillment costs, which may materially and adversely affect our working capital. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

We rely on online retail of apparel products for a significant portion of our total net revenues.

        Historically, online retail sales of apparel products accounted for a significant portion of our total net revenues. We expect that sales of these products will continue to grow and represent a significant portion of our total net revenues in the near future. We have increased our offerings to include other product categories, including fashion products, cosmetics, home goods, maternal and baby products, accessories, wellness products, consumer electronic products, and other lifestyle products, as well as Internet finance offerings (including consumer financing and supplier financing services). However, we do not expect the sales of these new products and services to increase to a level that would reduce our dependence on our current line of products and services. Any failure in maintaining or increasing the number of our online retail customers or our sales volumes could result in our inability to retain or capture a sufficient share of the markets that we are targeting. Any event that results in a reduction in our sales of apparel products could materially and adversely affect our ability to maintain or increase our current level of revenue, our profitability and business prospects.

We have been expanding our logistics network. If we are not able to manage such expansion successfully, our growth potential, results of operations, and business could be materially and adversely affected.

        Our logistics network, currently consisting of regional logistics hubs located in Zhaoqing of Guangdong Province in Southern China, Kunshan of Jiangsu Province in Eastern China, Jianyang of Sichuan Province in Southwestern China, Tianjin in Northern China, Ezhou of Hubei Province in Central China, and Shenyang of Liaoning Province in Northeastern China, as well as local distribution centers, is essential to our business growth. We intend to continue using our available cash and financing options to expand our logistics network to accommodate increasing volumes of customer orders, enhance customer services, provide better coverage across China, invest in IT system and mobile channel, and other general purposes. However, we cannot assure you that our plans to operate our own logistics centers and delivery operations will be successful. The expansion of our logistics network will put pressure on our managerial, financial, operational, and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plan. Nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plan. If we are unable to secure new facilities for the expansion of our logistics operations, or to effectively control expansion-related expenses, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

Uncertainties regarding the growth and sustained profitability of the online retail market in China, and in particular, the development of the online flash sales business model, could adversely affect our business, prospects, financial condition, and results of operations.

        Substantially all of our total net revenue is generated through an online retail business model, and in particular, an online flash sales business model. While online retail businesses have existed in China since the 1990s, only a limited number of these companies became profitable. The flash sales business model originated in Europe in 2001 and then spread to the United States and later to China. The long term viability and prospects of the online retail industry, particularly companies utilizing an online flash sales business model, and B2C e-commerce business generally in China, remain subject to significant uncertainty. Our business, financial condition, and results of operations will depend on numerous factors affecting the development of the online flash sales business and, more broadly, the online retail and e-commerce businesses in China, which may be beyond our control. These factors include the general economic conditions in China, the growth of Internet usage, the confidence in and level of e-commerce and online spending, the emergence of alternative retail channels or business models, the success of marketing and brand building efforts by e-commerce and flash sales companies, and the development of payment, logistics, after-sale, and other services associated with e-commerce and flash sales.

The proper functioning of our IT systems is essential to our business. Any failure to maintain the satisfactory performance, security, and integrity of our Vipshop Online Platform and systems will materially and adversely affect our business, reputation, financial condition, and results of operations.

        Our IT systems mainly include technology infrastructure supporting the user interface of our Vipshop Online Platform, as well as our customer service, enterprise resource planning, warehouse and logistics management, product information management, business intelligence, and administration management systems. The satisfactory performance, reliability, and availability of our IT systems are critical to our success, our ability to attract and retain customers, and our ability to maintain a satisfactory customer experience and level of customer service.

        Our servers may be vulnerable to computer viruses, user traffic boom that exceeds the capacity of our servers, physical or electronic break-ins, and other disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data, or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We did not have material system failure in 2018.

        Additionally, we intend to continue using our available cash and financing options to upgrade and improve our IT systems and cybersecurity to support our business growth. For the year ended December 31, 2018, we spent RMB244.5 million (US$35.6 million) to maintain our IT and cybersecurity protections. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future IT systems do not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn, could materially and adversely affect our business, financial condition and results of operations.

If we fail to successfully adopt new technologies or adapt our Vipshop Online Platform and systems to changing customer needs or emerging industry standards, our business, financial condition, and results of operations may be materially and adversely affected.

        To remain competitive, we must continue to enhance and improve the responsiveness, functionality, and features of our Vipshop Online Platform. The online retail industry is characterized by rapid technological evolution, changes in end user requirements and preferences, frequent introductions of new products and services embodying new technologies, and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire, or license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers, and respond to technological advances and emerging industry standards and practices, such as mobile Internet, on a cost-effective and timely basis. The development of mobile applications, websites, and other proprietary technology entails significant technical and business risks. We can provide no assurance that we will be able to use new technologies effectively or adapt our platform, proprietary technologies, and transaction-processing systems to meet customer requirements or emerging industry standards. If we are unable to accurately project the need for such system expansion or upgrade or to adapt our systems in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial, or other reasons, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We have limited experience in operating an Internet finance business, and increasing exposure to credit risks or significant deterioration in the asset quality of our Internet finance business may materially and adversely affect our business, financial condition, and results of operation.

        Over the past few years, we have participated in the emerging Internet finance sector in China. We have launched consumer financing and supplier financing services. Operating in this highly-regulated and fast-changing business sector involves new risks and challenges. Our lack of familiarity with the Internet finance sector may make it difficult for us to anticipate the demands and preferences in the market and develop financial service products that meet our customers' requirements and preferences. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to our customers in a timely and cost-effective manner, or our customers may be disappointed in quality of our services.

        The development of our Internet finance business is capital intensive. For certain financial service products, we have committed and will continue to commit our own capital, which had and may continue to have a negative impact on our cash flow. To supplement such capital requirement, one of our subsidiaries operating our Internet finance business offered asset-backed securities, or ABSs, listed on Shanghai Stock Exchange in China, and also offered asset-backed notes, or ABNs, listed on Shanghai Clearing House in China. As of December 31, 2018, the aggregate carrying amount of these ABSs and ABNs was RMB969.0 million (US$140.9 million). Although we plan to continue to use any future ABS and ABN offerings in China to alleviate the dependence of our Internet finance business on our own cash flow, we may require additional cash resources due to further developments or changing business conditions and there can be no assurance that we will continue to complete additional ABS or ABN offerings in China or obtain access to other financing options in appropriate amounts or on acceptable terms, or at all.

        Additionally, our accounts receivable increased over 2018 due to the credit we extended for our financial service products, in turn increasing our exposure to bad debts. Although default rate remained low since we launched these services, the risk of nonpayment of loans is inherent in the financing business and we are subject to credit risk resulting from defaults in payment for loans by our customers and suppliers. Credit risks may be exacerbated in microcredit and consumer financing because there will be relatively limited information available about the credit histories of consumers. We cannot assure you that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our Internet finance business. Deterioration in the overall quality of loan portfolio and the increasing exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the global or Chinese economies or a liquidity or credit crisis in the global or Chinese finance sectors, which may materially and adversely affect our businesses, operations or liquidity of our suppliers and consumers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our Internet finance business and significant increase in associated credit risks may materially and adversely affect our business, financial condition and results of operations.

Our wide variety of accepted payment methods subject us to third-party payment processing-related risks.

        We accept payments using a variety of methods, including our Vipshop Payment service, cash on delivery, and payment through third-party online payment services, such as Tenpay. For certain payment methods, including credit and debit cards processed via our Vipshop Payment service, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud, customer data leakage, and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. Although we depend less and less on third parties to provide payment processing services due to our customers' increasing use of Vipshop Payment, we continue to offer the various payment methods for the convenience and flexibility of our customers. For example, although we offer the cash on delivery payment option primarily on our in-house last mile capabilities, we still engage some third-party delivery companies for our cash on delivery payment option. If the service quality of these third-party delivery companies deteriorates, certain customers who prefer their services may become dissatisfied with us in general. We may also be subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

The security of operations of our own and other third-party online payment services may materially and adversely affect our business.

        Currently, we accept payments through our own Vipshop Payment service and other third-party online payment services, such as Tenpay. In 2018, approximately 93% of our total orders were collected through online payment services, and our Vipshop Payment service was used to process a significant portion of our total orders. We expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment services. In all these online payment transactions, secured transmission of confidential information such as customers' credit card numbers and personal information over public networks is essential to maintain consumer confidence.

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

        Our business, financial condition, and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. The retail industry, including the online retail sector in general and the flash sales business in particular, is highly sensitive to general economic changes. Online purchases tend to decline significantly during recessionary periods and substantially all of our total net revenue is derived from online retail sales in China. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including military conflicts and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our business, financial condition, and results of operations.

We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms.

        We have been and may continue to be subject to allegations that some of the items sold on our platforms are counterfeit or unauthorized from the relevant brand owners. As of December 31, 2016, 2017, and 2018, we worked with over 10,000, 13,000, and 17,000 brand partners, respectively, via our Vipshop Online Platform. We cannot assure you that measures we have adopted in the course of sourcing such products to ensure their authenticity or authorization and to minimize potential liability of infringing third parties' rights will be effective. Any inadvertent sales of counterfeit, non-authentic or unauthorized items, or public perception of such incidents, could harm our reputation, impair our ability to attract and retain customers, and cause us to incur additional costs to respond to any incident of this nature. If counterfeit products, unauthorized products, or products, images, logos or any other information that otherwise infringe third parties' rights are sold or posted on our platform, we could also face infringement claims. We have occasionally received claim letters alleging our infringement of third-party rights. In December 2015, we received various consumer complaints about non-authentic Maotai liquor purchased during our annual promotion and confirmed that one of our vendors supplied non-authentic Maotai liquor sold on our platform. We discontinued cooperation with the vendor and voluntarily paid over RMB40 million to compensate the customers who had purchased such non-authentic Maotai liquor. We cannot assure you that in the future, we will not be required to allocate significant resources and incur material expenses regarding such claims. We may need to pay substantial amount of compensation to settle similar claims without involving in any legal proceedings, and could be required to pay substantial damages or to refrain from the sale of relevant products in the event that a claimant prevails in any proceedings against us. Forms of potential liabilities under PRC law if we negligently participated or assisted in infringing activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, and administrative penalties. Moreover, our reputation could be negatively affected due to the negative publicity of any infringement claim against us. Any third-party claims may materially and adversely affect our business, prospects, financial condition, and results of operations.

Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

        A significant challenge to e-commerce and communications is the secure transmission of confidential information over public networks. Currently, almost all product orders and, in some cases, payments for products we offer, are made through our Vipshop Online Platform and systems. In such transactions, maintaining security on our platform and systems for the transmission of confidential or private information, such as customers' personal information, payment-related information, and transaction information, is essential to maintain consumer confidence in our platform and systems.

        We have adopted rigorous security policies and measures, including use of encryption technology, to protect our proprietary data and customer information. However, advances in technology and hacker skills, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers' visits on our platform. Such individuals or entities obtaining our customers' confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases on our platform. Furthermore, our third-party delivery companies may also violate their confidentiality obligations and disclose or use information about our customers illegally. Although we do not believe that we will be held responsible for any such illegal activities, any negative publicity on our platform's safety or privacy protection mechanism and policy could materially and adversely affect our public image and reputation.

        In addition, the methods used by hackers and others to engage in illegal online activities are increasingly sophisticated and constantly evolving. Significant capital, managerial, and other resources may be required to ensure and enhance information security or to address the issues caused by such security failure. Any perception by the public that e-commerce and transactions, or the privacy of user information, are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online retail and other online services generally, which may also in turn reduce the number of orders we receive and materially and adversely affect our business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners and others, to protect our proprietary rights. As of December 31, 2018, we owned 1,401 registered trademarks, 149 copyrights (including copyrights with respect to 115 software products developed by us relating to various aspects of our operations), and 301 registered domain names that are material to our business, including vip.com and vipshop.com. See "Item 4.B. Information on the Company—Business Overview—Intellectual Property."

        It is often difficult to register, maintain, and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreements and license agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could materially and adversely affect our business, financial condition and results of operations.

Future strategic alliances or acquisitions may materially and adversely affect our business, financial condition, and results of operations.

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

        In addition, although we have no current acquisition plans, we may consider entering into strategic acquisition of other companies, businesses, assets or technologies that are complementary to our business and operations as part of our growth strategy. For example, in 2014, we acquired, through a series of transactions, a majority stake in Lefeng.com Limited, or Lefeng, an online retail website specialized in selling cosmetics and fashion products in China, from its parent Ovation Entertainment Limited, or Ovation, to strengthen our cosmetics and fashion product expertise. In February 2015, January 2016, and May 2016, we acquired an aggregate of 97.0% of equity interest in Feiyuan Logistics Co., Ltd., or Feiyuan, for a total consideration of approximately RMB255.7 million, to boost our warehousing, transportation, and distribution capabilities in southeast China. In September 2016, we acquired 100% of equity interest in Zhejiang Ebatong Technology Co., Ltd., which is a third-party payment service provider, for a total consideration of RMB428.3 million. Zhejiang Ebatong Technology Co., Ltd. changed its name to Zhejiang Vipshop Payment Co., Ltd. following the completion of acquisition, and developed our Internet payment channel. In December 2017, subsidiaries of Tencent Holdings Limited, or Tencent, and JD.com, Inc., or JD.com, invested in us with an aggregate investment amount of US$862.3 million in cash. A Tencent subsidiary and JD.com also entered into strategic cooperation framework agreement and business cooperation framework agreement with us, respectively. Under these agreements, Tencent granted us an access interface on Weixin Wallet, and JD.com granted us access interfaces on JD.com's mobile application and JD.com's Weixin Discovery shopping application, to utilize the traffic from such platforms. In March 2018, we agreed to invest up to US$250 million in a private equity fund focusing on technology-enabled consumer, retail, and related business.

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

        Our ability to process and fulfill orders accurately and to provide high-quality customer service depends on the efficient and uninterrupted operation of our current regional logistics hubs and our self-owned servers located in data centers operated by major PRC Internet datacenter providers. Our regional logistics hubs and data centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins, earthquake, human errors, and other events. We have developed a disaster tolerant system which includes real-time data mirroring, daily off-line data back-up and redundancy and load balancing. However, we do not carry business interruption insurance. The occurrence of any of the foregoing risks could materially and adversely affect our business, prospects, financial condition, and results of operations.

We may be subject to product liability claims if people or properties are harmed by the products we sell.

        We sell products manufactured by third parties, some of which may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as a product retailer or as a marketplace service provider. Currently, we maintain third-party liability insurance and product liability insurance in relation to products we sell for any product liability claims based on property damage or personal injury. We also maintain public liability insurance. However, any material product liability claim beyond our coverage or litigation could materially and adversely affect our business, financial condition, and results of operations. Even unsuccessful claims could result in the use of funds and managerial efforts in defending them and could negatively impact on our reputation.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

        Risks associated with our business and operations include, but are not limited to, damage to properties due to fire, explosions and other accidents, business interruption due to power shortages or network failure, product liability claims, transportation damages, losses of key personnel, and risks posed by natural disasters including storms, floods, and earthquakes, any of which may result in significant costs or business disruption. We have maintained insurance coverage we consider necessary and sufficient for our business, and customary for the industry in which we operate, including all risk property insurance covering our equipment, facilities, inventories, and other properties and public liability insurance covering certain premises liability. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss to be sustained or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

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

If we are unable to attract, train, and retain qualified personnel, our business may be materially and adversely affected.

        We intend to hire and retain additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to attract, train, and retain qualified personnel, particularly management, technical, marketing, and other operational personnel with expertise in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. Since our industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all. If we are unable to attract, train, and retain qualified personnel, our business may be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

        We lease various properties for offices, logistics centers, offline stores, data centers, and customer service centers. We may not be able to successfully extend or renew such leases and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could materially and adversely affect our business, financial condition, and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and such failure in relocating our affected operations could affect our business and operations.

Our use of leased properties could be challenged by third parties, which may cause interruptions to our business operations.

        Some of our landlords do not have proper ownership certificates for the properties we lease, or have other restrictions on their ownership of the properties. In particular, we have eight offices in Guangzhou as of the date of this report. Some of them are located on land allocated by local government, and the landlord has not obtained the relevant government approvals for leasing the premises. In addition, some of our leased properties were mortgaged by the owners to third parties before we entered into lease agreements with them, and if such owners fail to perform their obligations secured by such properties and the mortgage is enforced by the third parties, we may be unable to continue to lease such properties and may be forced to relocate. Furthermore, a few of our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC laws. According to PRC laws, rules and regulations, failure to register a lease agreement will not affect its effectiveness between the landlord and the tenant. However, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities or any third parties with respect to our leasehold interests in or use of such properties. Currently, we are constructing our new office building in Guangzhou and plan to move into the new office building upon its anticipated completion in 2020. However, we cannot assure you that our use of the leased properties before we move into our new office building will not be challenged by the government authorities or third parties alleging ownership of such properties. In the event that our use of properties is successfully challenged, we may be forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

        We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company's internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2018, as included in this annual report. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2018. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2018. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.

Our business, financial condition, and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

        The global macroeconomic environment is facing challenges. The Chinese economy has shown slower growth since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. There have also been concerns on the relationship between China and the United States, including those resulting from the ongoing trade dispute between the two countries. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

        Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and online retail industry in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Recent changes in U.S. trade policies, including new tariffs on imports from China generally, and reactions by a number of markets including China in response to these U.S. actions, may have a material adverse effect on global economic conditions and the stability of global financial markets, and they may significantly reduce global trade and, in particular, trade between China and the United States. The online retail industry is particularly sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in the global or Chinese economy may lead to a reduced level of online purchasing activities, which could materially and adversely affect our business, financial condition, and results of operations.

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

        Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, provision of online information, and operation of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide value-added telecommunication services, including commercial Internet content services and online data processing and transaction processing (operating e-commerce) services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity operating value-added telecommunication services (except for operating e-commerce), including commercial Internet content provision business. The PRC Ministry of Industry and Information Technology, or MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises, or FIEs, and obtain value-added telecommunication business operating licenses, or VATS Licenses, to operate any value-added telecommunications business in China. Because commercial Internet content provision is a value-added telecommunication business, FIEs that plan to engage in Internet content provision business must obtain VATS Licenses for Internet content provision business, or the ICP Licenses. Operators of domestic call centers are required to obtain VATS Licenses for operating domestic call center services. Meanwhile, the operators of online platforms that provide access to third-party merchants for sales of their products are also required to obtain VATS Licenses for online data processing and transaction processing (operating e-commerce) services, or the EDI Licenses. Under the MIIT Circular, a PRC domestic company that holds a VATS License, including the ICP License or EDI License, is prohibited from leasing, transferring, or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites, or facilities, to foreign investors that operate value-added telecommunications business illegally in China.

        We are a Cayman Islands company, and our PRC subsidiary, namely Vipshop (China) Co., Ltd., or Vipshop China, is a wholly foreign-owned enterprise, or WFOE, under PRC law. To comply with PRC laws and regulations, we conduct our operations in China, including the operations of our Vipshop Online Platform, through contractual arrangements entered into by our respective consolidated affiliated entities, namely, Guangzhou Vipshop E-Commerce Co., Ltd., or Vipshop E-Commerce, Guangzhou Vipshop Information Technology Co., Ltd., or Vipshop Information, Pin Jun Tong Enterprise Management & Consulting Co., Ltd., or Pin Jun Tong, and Tianjin Pinjian E-Commerce Co., Ltd. (formerly known as "Shanghai Pinjian E-Commerce Co., Ltd."), or Tianjin Pinjian. Because all shareholders of our consolidated affiliated entities are PRC citizens, our consolidated affiliated entities are considered PRC domestic companies under PRC laws. As of the date of this annual report, Vipshop E-Commerce held an EDI License valid until December 2022, which is required for providing platform access to third-party merchants for their sales of products to further develop our business; Vipshop Information held a VATS License valid until July 2020 for domestic call center services. For a detailed description of these licenses and permits, see "Item 4.B. Information on the Company—Business Overview—Regulation." Each of our consolidated affiliated entities is a PRC limited liability company. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see "Item 4.C. Information on the Company—Organizational Structure."

        In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, each as described in this annual report, are in compliance with existing PRC laws, rules, and regulations, and the contractual arrangements among (a) Vipshop China, (b) Vipshop E-Commerce, and (c) shareholders of Vipshop E-Commerce as one set and the other three sets concerning our insignificant consolidated affiliated entities, each as described in this annual report, are not in violation of any existing PRC laws, rules, and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. See also "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Our business may be significantly affected by the newly enacted PRC Foreign Investment Law." Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to or otherwise different from that of our PRC counsel.

        If our ownership structure, contractual arrangements, and businesses of our company, our PRC subsidiaries, or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant government authorities, including CSRC, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or our consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or our consolidated affiliated entities, shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from any securities offerings outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

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

        Because of PRC restrictions on foreign ownership of Internet-based businesses in China, we depend on contractual arrangements with our consolidated affiliated entities, in which we have no ownership interest, through our PRC subsidiaries to partially conduct our operations. These contractual arrangements, governed by PRC laws, are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding, and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated affiliated entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. If we held controlling equity interest in our consolidated affiliated entities, we would be able to exercise our shareholder rights to effect changes to its board of directors, which in turn could implement changes at the management and operational level of the consolidated affiliated entities. However, under the current contractual arrangements, if our consolidated affiliated entities or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies, including arbitration and litigation, under PRC law, which may not be sufficient or effective. In particular, the contractual arrangements relating to Vipshop E-Commerce and the other three consolidated affiliated entities, namely Vipshop Information, Pin Jun Tong, and Tianjin Pinjian, provide that any dispute arising from these arrangements will be resolved by arbitration, and any ruling of such arbitration will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation, and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entities. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation, and we may not be able to consolidate the financial results of our consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

The shareholders of our significant consolidated affiliated entity have potential conflict of interest with us, which may adversely affect our business.

        Each shareholder of Vipshop E-Commerce is a shareholder and director of our company. In addition, these shareholders' equity interest in our company will be further diluted as a result of any future offering of equity securities. As a result, conflict of interest may arise as a result of the dual shareholding and governance structure.

        Each of these shareholders of Vipshop E-Commerce is also a director of our company, and has a duty of care and a duty of loyalty to our company and to our shareholders as a whole under Cayman Islands law. Under the contractual arrangements with Vipshop E-Commerce and its shareholders, (i) we may replace any such individual as a shareholder of Vipshop E-Commerce at our discretion, and (ii) each of these individuals has executed a power of attorney to appoint Vipshop China or its designated third party to vote on their behalf and exercise shareholder rights of Vipshop E-Commerce. However, we cannot assure you that these individuals will act in the best interests of our company should any conflict of interest arise, or that any conflict of interest will be resolved in our favor. These individuals may breach or cause Vipshop E-Commerce to breach the existing contractual arrangements. If we cannot resolve any conflict of interest or disputes between us and any of these individuals, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are important to the operation of our business if either such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        As part of our contractual arrangements with our consolidated affiliated entities, some of these entities hold certain assets that are important to the operation of our business. If any of our consolidated affiliated entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could adversely affect our business, financial condition and results of operations. If any of our consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our business may be significantly affected by the newly enacted PRC Foreign Investment Law.

        On March 15, 2019, the National People's Congress, or NPC, approved the PRC Foreign Investment Law, which will become effective on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the PRC Wholly Foreign-Invested Enterprise Law, the PRC Sino-Foreign Cooperative Joint Venture Enterprise Law, and the PRC Sino-Foreign Equity Joint Venture Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is newly enacted, there are substantial uncertainties relating to its interpretation and implementation. For example, the law adds a catch-all clause to the definition of "foreign investment," which includes investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the PRC State Council, without further elaboration on the scope of "other means." It is possible that future legislations promulgated by the PRC State Council may provide for contractual arrangements as a form of foreign investment and subject to foreign investment restrictions. It is therefore uncertain whether our corporate structure may be deemed as violating the foreign investment restrictions in China. Furthermore, if future legislations prescribed by the PRC State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance, and business operations could be materially and adversely affected.

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

If our PRC subsidiaries and consolidated affiliated entities fail to obtain and maintain the requisite assets, licenses, and approvals required under PRC laws, our business, financial condition, and results of operations may be materially and adversely affected.

        Foreign investment and the Internet industry in China are highly regulated by the PRC government, and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. See "Item 4.B. Information on the Company—Business Overview—Regulation." Our PRC subsidiaries and our consolidated affiliated entities are required to obtain and maintain certain assets relevant to their businesses as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant government authorities. Furthermore, our PRC subsidiaries and our consolidated affiliated entities may be required to obtain additional licenses. For instance, as we have launched various Internet finance businesses, we are required to obtain and hold various licenses, permits, or approvals that are required for the provision of those Internet finance services, and we may be required to obtain additional licenses, permits, or approvals in case we further expand our Internet finance businesses in the future. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulation on Internet finance." However, we cannot assure you that we will obtain such licenses, permits, or approvals in a timely manner, or at all, due to complex procedural requirements and policies. If we fail to obtain or maintain any of the required, assets, licenses, or approvals, our continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal net revenue, fines, and the discontinuation or restriction of our operations. Any such disruption in the business operations of our consolidated affiliated entities will materially and adversely affect our business, financial condition, and results of operations.

Risks Relating to Doing Business in China

Changes in China's economic, political, or social conditions or government policies could materially and adversely affect our business and operations.

        Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued yet slowing economic growth in China as a whole.

        The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of Internet-related businesses and companies.

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

        The interpretation and application of existing PRC laws, regulations, and policies and possible new laws, regulations, or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China's regulation of Internet-related businesses.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for content that is displayed on our platforms.

        China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs, and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of our Internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business, and revocation of required licenses, which could materially and adversely affect our business, financial condition, and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our platforms or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our platform in China.

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

        Because we have substantial operations within China and, without the approval of PRC authorities, PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations, our independent registered public accounting firm is not currently inspected fully by PCAOB. On December 7, 2018, SEC and PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions SEC and PCAOB will take to address the problem. This lack of PCAOB inspections in China prevents PCAOB from regularly evaluating our independent registered public accounting firm's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

        If SEC restarts the administrative proceedings, depending upon the final outcome, U.S.-listed companies with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China whose work could contribute to SEC filings, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

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

        The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. The PRC government allowed Renminbi to appreciate by over 20% against U.S. dollars between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and U.S. dollars remained within a narrow band. As a consequence, Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with U.S. dollars. Since June 2010, Renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollars, the Euros, the Japanese yen and the British pounds. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollars during this one-year period. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.

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

        Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant government authorities in China. According to the relevant PRC regulations on FIEs, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the PRC Ministry of Commerce, or MOFCOM, or its local branches and registration with other government authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches, and (ii) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount and exceed certain limit based on its net assets pursuant to the Notice of the People's Bank of China on Matters Concerning the Macro-Prudential Management of Fully Covered Cross-Border Financing, or the PBOC Notice No. 9. Any medium- or long-term loan to be provided by us to our consolidated affiliated entities must be approved by the PRC National Development and Reform Commission, or NDRC, and SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our debt and equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. Furthermore, pursuant to the PBOC Notice No. 9, after an one-year transition period following its promulgation, SAFE and the People's Bank of China, or PBOC, will determine the cross-border financing regulatory regime for FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither SAFE nor PBOC had promulgated and made public any legislations in this regard. There are uncertainties relating to the future regime to be adopted and any limitation to be imposed on us when providing loans to our PRC subsidiaries. If a more stringent foreign debt regulatory regime would be imposed, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, and our business, financial condition, and results of operations may be adversely affected.

        Under the current SAFE rules as of the date of this annual report, we are required to apply Renminbi funds converted from the net proceeds we received from our public offerings of equity securities within the business scopes of our PRC subsidiaries. Although SAFE launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs in 2015 to allow FIEs to settle their foreign exchange capital at their discretion and further relaxed its rules in 2016 to allow FIEs (excluding financial institutions) to go through foreign exchange settlement formalities for their foreign debts at their discretion, the current SAFE rules continue to prohibit FIEs from using Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes as approved by the PRC government authorities. Moreover, the current SAFE rules continue to prohibit FIEs from using Renminbi converted from their registered capitals to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Any violations of such SAFE rules may result in severe monetary or other penalties. There can be no assurance that SAFE would further relax its rules on the settlement of foreign exchange capitals of FIEs, and our ability to transfer to and use in China the net proceeds from our public offerings of equity securities may continue to be significantly limited, which may adversely affect our business, financial condition, and results of operations. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Currency Exchange."

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

        Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the PRC State Council on August 3, 2008 and amended in September 2018, were triggered. Moreover, the Anti-Monopoly Law, which was promulgated by the Standing Committee of NPC, on August 30, 2007 and became effective on August 1, 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. We believe that the turnover of acquired business of Lefeng in 2013 is less than RMB400 million within China and have not sought clearance from MOFCOM, but we cannot assure you that MOFCOM will not take a view contrary to ours. In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective on March 3, 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM that became effective on September 1, 2011, require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

        All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37 by the end of 2018. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries' ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

        Under the EIT Law, which became effective in January 2008 and was amended on February 24, 2017 and December 29, 2018, and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a PRC resident enterprise and will be subject to EIT at the rate of 25% on its global income. The implementation rules of the EIT Law define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise." On April 22, 2009, SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on

the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Further, SAT Circular 82 states that certain Chinese-controlled enterprises will be classified as "resident enterprises" if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights. In addition, SAT issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Implementation) on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, or SAT Bulletin 45, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax Law and Individual Income Tax Law." Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. In addition to the uncertainty regarding how the new resident enterprise classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to EIT at 25% on our global income as well as PRC EIT reporting obligations. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Dividends and/or interest payable to our foreign investors and gains on the sale of our ADSs or ordinary shares or notes by our foreign investors may become subject to taxes under PRC tax laws.

        Under the EIT Law, as amended, and its implementation regulations issued by the PRC State Council, a 10% PRC withholding tax is applicable to dividends and/or interest payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends and/or interest are not effectively connected with such establishment or place of business, to the extent such dividends and/or interest are derived from sources within China. Similarly, any gain realized on the transfer of ADSs or ordinary shares or notes by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as PRC-sourced income. If we are deemed a PRC resident enterprise, dividends and/or interest paid on our ordinary shares or ADSs or notes, and any gain realized from the transfer of our ordinary shares or ADSs or notes, would be treated as PRC-sourced income and would as a result be subject to PRC taxation. See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax Law and Individual Income Tax Law." Furthermore, if we are deemed a PRC resident enterprise, dividends and/or interest payable to investors that are non-PRC individual investors and any gain realized on the transfer of ADSs or ordinary shares or notes by investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares or notes would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends and/or interest payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ADSs or notes by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs or notes may be adversely affected.

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

        Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on March 23, 2012, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2018, the trading prices of our ADSs on NYSE have ranged from US$4.31 to US$19.14 per ADS, and the last reported trading price on April 17, 2019 was US$7.82 per ADS.

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

Substantial future sales or perceived potential sales of our ADSs, ordinary shares, or other equity securities in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs, ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 133,101,306 Class A and Class B ordinary shares outstanding, including 92,585,040 Class A ordinary shares represented by ADSs. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our "affiliates" without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

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

        Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2018 Revision), or the Companies Law, and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

        Our co-founder, chairman, and chief executive officer, Mr. Eric Ya Shen, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2019, Mr. Eric Ya Shen beneficially owned approximately 58.7% of the aggregate voting power of our company. As a result, Mr. Eric Ya Shen has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and he may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

        Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, if, among other matters, our market capitalization declines, we may be a PFIC for the current or future taxable years. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

        As a non-U.S. company with ADSs listed on NYSE, we are subject to the NYSE corporate governance listing standards. However, Section 303A.11 of the NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE rules. As we have chosen, and may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters, such as the requirement of shareholders' approval for adoption of an equity incentive plan, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See "Item 16G. Corporate Governance."

We incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

        As a public company, we have incurred significant accounting, legal and other expenses that we did not incur when we were a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by SEC and NYSE, requires significantly heightened corporate governance practices for public companies, including Section 404 relating to internal control over financial reporting. We ceased to be an "emerging growth company" pursuant to the JOBS Act in 2014, since which we have incurred significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of SEC.

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

        To support our regional business expansion, Vipshop China established a number of wholly-owned PRC subsidiaries that focus on warehousing and logistics as well as product procurement over the years since 2011. As of December 31, 2018, we mainly rely on the following six principal subsidiaries of Vipshop China to build up our regional logistics network:

  •
  Vipshop (Kunshan) E-Commerce Co., Ltd.

  •
  Vipshop (Jianyang) E-Commerce Co., Ltd.

  •
  Vipshop (Zhaoqing) E-Commerce Co., Ltd.

  •
  Vipshop (Tianjin) E-Commerce Co., Ltd.

  •
  Vipshop (Hubei) E-Commerce Co., Ltd.

  •
  Chongqing Vipshop E-Commerce Co., Ltd.

        Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information, and the operation of online commerce through strict business licensing requirements and other government regulations. We, as a Cayman Islands company, and our PRC subsidiary, Vipshop China, as a WFOE, are both restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online Platform is operated by our consolidated affiliated entities in China. As part of our efforts to streamline our contractual arrangements among our consolidated affiliated entities during 2017 and 2018, Vipshop E-Commerce currently holds the primary licenses necessary to conduct our Internet-related operations of Vipshop Online Platform in China. We face risks associated with our corporate structure, as our control over Vipshop E-Commerce is based upon contractual arrangements rather than equity ownership. See "Item 4.C. Information on the Company—Organizational Structure" and "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry."

        See "Item 4.C. Information on the Company—Organizational Structure" for a diagram illustrating our corporate structure as of the date of this annual report.

        From time to time, we have selectively acquired or invested in businesses that complement our existing business, and may continue to do so in the future to expand and develop our business. See "Item 4.B. Information on the Company—Business Overview—Strategic Investments and Acquisitions" for material strategic investments and acquisitions over the past three years.

        On December 29, 2017, we issued 3,955,473 Class A ordinary shares for approximately US$258.7 million to a JD.com subsidiary and 9,229,437 Class A ordinary shares for approximately US$603.6 million to a Tencent subsidiary, respectively.

        Our principal executive offices are located at No. 20 Huahai Street, Liwan District, Guangzhou, Guangdong 510370, People's Republic of China. Our telephone number at this address is +86 (20) 2233-0000. Our registered office in the Cayman Islands is located at the office of International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017. Our website is http://www.vip.com.

B.    Business Overview

Overview

        We are a leading online discount retailer for brands in China. We offer high-quality branded products to consumers in China through flash sales mainly on our Vipshop Online Platform. Flash sales represent an online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time. Since our inception in August 2008, we have attracted a large and growing number of consumers and popular brands. We had 331 million registered members and over 138 million cumulative customers, and promoted and sold products for over 29,000 popular domestic and international brands as of December 31, 2018.

        Our business model provides a unique online shopping experience for our customers. We offer new sales events daily with a curated selection of popular branded products at deeply discounted prices in limited quantities during limited time periods, creating the element of "thrill and excitement" associated with our unique customer shopping experience. Our strong merchandizing expertise enables us to select the brand composition and product mix of our daily sales events that appeal to our customers, who mostly consist of urban and educated individuals in China who are seeking lifestyle enhancements. We have built a highly engaged and loyal customer base that contributes to our sales growth, while also enabling us to attract new customers primarily through word-of-mouth referrals. A majority of our customers have purchased products from us more than once. Our total number of repeat customers was 34.9 million, 41.2 million, and 46.1 million in 2016, 2017, and 2018, respectively, representing 67.1%, 71.3%, and 76.1%, respectively, of the total number of our active customers during the same periods. Orders placed by our repeat customers accounted for 93.6%, 95.1%, and 96.6%, respectively, of our total orders during the same periods.

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

        We strive to optimize every aspect of our operations as we continue to grow our business. We generally have the right to return unsold items for most of our products to our brand partners. Our logistics operations and inventory management systems are specifically designed to support the frequent sales events on our Vipshop Online Platform and handle a large volume of inventory turnover. We primarily use our invested and in-house last mile delivery capabilities and supplement with quality third-party delivery companies to ensure reliable and timely delivery. We offer consumer financing and supplier financing services to facilitate and refine shopping experience of our customers and strengthen cooperative relationship with our suppliers. We have developed our information technology (IT) infrastructure to support the surge of visitor traffic to our platform during the peak hours of our daily flash sales. We believe that our efficient operational and management systems combined with our robust IT infrastructure set a solid foundation for our continuing growth.

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

        We began our operations in August 2008 and have grown significantly since then. In 2016, 2017, and 2018, we fulfilled approximately 269.8 million, 335.0 million, and 437.4 million customer orders, respectively, and we generated total net revenues of RMB56.59 billion, RMB72.91 billion, and RMB84.52 billion (US$12.29 billion), respectively. In 2016, 2017, and 2018, we generated net income of RMB1.99 billion, RMB1.89 billion, and RMB2.13 billion (US$310.3 million), respectively. Our net income in 2016, 2017, and 2018 reflected non-cash share-based compensation expenses in an aggregate amount of RMB475.7 million, RMB667.1 million, and RMB671.2 million (US$97.6 million), respectively.

Our Flash Sales Model

        Flash sales embody characteristics of value, quality, and convenience that are well suited to brand-conscious consumers in China seeking quality goods at substantial discounts. Through our flash sales model, we sell limited quantities of deeply discounted branded products online for limited periods of time. We optimize the brand composition and product mix of our daily sales events based on our strong merchandizing expertise. As of December 31, 2018, we have offered diversified product offerings from over 29,000 popular domestic and international brands, including apparel for women, men, and children, handbags and shoes, cosmetics, maternal and baby products, consumer electronic products, home goods, and other lifestyle products. We carefully select well-known and popular mid-level to premium brands and products that appeal to a broad base of consumers with different purchasing powers throughout China. To foster customer confidence of purchasing quality products from our Vipshop Online Platform, we provide limited product quality insurance for our products.

        We offer new daily sales events twice a day starting at 10 a.m. and 8 p.m. Beijing time, respectively, and our Vipshop Online Platform experiences a surge of visitor traffic in the ensuing two hours as consumers are eager to purchase popular deals of the day before they are sold out. To provide our customers with a greater opportunity to purchase featured discounted products, each customer is only allowed to purchase limited pieces of the same item, depending on the categories. Unpaid items in the shopping cart will be automatically returned to the available products pool in 20 minutes. Consequently, customers must make quick purchase decisions within a limited period of time, adding to the thrill of the experience.

Our Vipshop Online Platform

        Through our user-friendly Vipshop Online Platform, we offer a curated selection of products and services for shoppers of varying age groups and income levels throughout China, so that they may shop branded products online with ease and pleasure. Our Vipshop Online Platform is represented by the Vipshop App and the vip.com website.

        As of the date of this annual report, our Vipshop App has surpassed our vip.com website and become our top portal of the Vipshop Online Platform in terms of the numbers of registered members, daily unique visitors and monthly unique visitors. In 2011, we launched Vipshop App for mainstream mobile operating systems including iOS and Android to increase our customer stickiness and to further enhance customer engagement through mobile devices. Since then we have been regularly upgrading Vipshop App, adding new features and engaging celebrities from time to time to promote our brands and Vipshop App. With the support of our big data and business intelligence system and our cloud computing infrastructure, we have been gradually developing features of our Vipshop App so as to provide our users with personalized recommendations, smarter and more timely replenishment of out-of-stock goods and efficient interface to enhance their shopping experience. As of December 31, 2018, revenues generated by our Vipshop App users accounted for over 90% of our total revenues. We believe that consumers' increasing reliance on mobile Internet through smartphones and other mobile devices presents opportunities for us to further enhance customer experience and increase customer stickiness.

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

        To diversify our offerings of products and brands that cater to individual preferences, we launched a variety of channels on our Vipshop Online Platform such as a channel designated for promotion of chic and trendy branded products called Vipshop Beauty, a channel designed to sell furniture, upholstery, bed and bath, kitchen, home and consumer electronics products called Vipshop Home, a channel designed to sell maternity, infant and children's products called Vipshop Kids, a channel designated for direct purchase of overseas branded products called Vipshop International, and a channel designated for consumer financing called Vipshop Finance. We believe that the introduction of these channels provides brands meaningful alternatives to monetize their inventory quickly and to increase consumer awareness throughout China.

        In addition to our Vipshop Online Platform, we also operate some offline stores in China to supplement our growth strategy. In 2018, sales through these stores were immaterial to our business as a whole.

Our Brand Partners

        Since our inception in August 2008, we have attracted a broad and diverse group of brands enabling our Vipshop Online Platform to become the online shopping destination of choice for urban, fashion-oriented and value conscious consumers. Our brand partners include primarily brand owners, and to a lesser extent, brand distributors and resellers. As of December 31, 2016, 2017, and 2018, we worked with over 10,000, 13,000, and 17,000 brand partners, respectively. None of the brands accounted for more than 2% of our total revenues in 2016, 2017, and 2018. To date, substantially all of our brand partners have sought to pursue new sales opportunities with us. We believe that our ability to assist brands in effectively selling their inventory and in fulfilling their demand for marketing, customer data analysis and inventory management will attract new brands and build stronger ties with our existing brand partners.

Brand Selection and Procurement

Brand Selection

        We have implemented a strict and methodical brand selection process. Our merchandizing team, which consisted of over 1,700 members as of December 31, 2018, is responsible for identifying potential qualified brands based on our selection guidelines. We carefully select prospective brand partners, choosing to work only with those that are well-known and offer high-quality or premium products that are popular among consumers in China, and that are willing to provide competitive prices and favorable payment credit and product return terms. We generally select brands that have an established network of stores in major department stores or shopping malls in China. We seek input from our customers in the brand selection process. Through our homepage, consumers can send us suggestions regarding the brands they would like to be able to purchase from us. Once a potential brand is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses and safety, sanitary and quality certifications, and trademark registration certificates and license agreements in relation to the branded products. This review process helps to ensure that we maintain a portfolio of brands with high-quality standards and good reputation that can meet our customers' expectations.

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

Quality Control

        In addition to our brand selection process, we have adopted stringent quality assurance and control procedures for products delivered through our logistics network. We carefully inspect all products delivered to our logistics centers, rejecting or returning products that do not meet our quality standards or the purchase order specifications. We also inspect all products before shipment from our logistics centers to our customers. We believe that our strict brand selection process and quality control procedures enable us to ensure the high-quality level of products sold on our Vipshop Online Platform and increase customer satisfaction.

Our Product and Service Offerings

Product Categories

        We offer a broad spectrum of apparel, fashion goods, cosmetics, home goods, and lifestyle products from popular domestic and international brands. The following table illustrates our current product categories:

Product Category	Product Description
Womenswear	Women's apparel, featuring a variety of apparel and styles for different age groups, including casual wear, jeans, dresses, outerwear, swimsuits, lingerie, pajamas, and maternity clothes.
Menswear	Men's apparel, featuring a variety of apparel and styles for different age groups, including casual and smart-casual T-shirts, stylish polo shirts, jackets, pants, and underwear.
Footwear	Shoes for women and men designed in a variety of styles, for both casual and formal occasions.
Accessories	Fashion accessories in various styles and materials for women and men, including belts, fashionable jewelry, watches, and glasses complementing our apparel offerings.
Handbags	Purses, satchels, duffel bags and wallets in many colors, styles, and materials.
Children	Apparel, gear and accessories, furnishings and decor, toys and games for boys, girls, infants, and toddlers of all age groups.
Sportswear and sporting goods	Sports apparel, sports gear and footwear for tennis, badminton, soccer, and swimming.
Consumer electronic products	Consumer electronic products, covering a wide range of demands, including computers, mobile handsets, digital cameras, and major home appliances.
Cosmetics	High-quality, affordable skin care and cosmetic products, including cleansers, lotions, face and body creams, face masks, sunscreen, foundations, lipsticks, eye shadows, and nail polish.
Home goods and other lifestyle products	Home goods with an extensive selection of home furnishings, including bedding and bath product, home decor, dining and tabletop items, and small household appliances.
Luxury goods	Internationally-known premium designer apparel, footwear, and accessories.
Gifts and miscellaneous	Snacks, health supplements and occasion-based gifts, such as chocolates, moon-cakes, and tea.

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

Other Services

        The significant scale of our business allows us to provide a variety of services to create value for our business partners and ultimately benefit our customers. Our Internet finance offerings primarily include consumer financing and supplier financing services.

        Our consumer financing service went live during the fourth quarter of 2015, providing our customers with credit solutions to facilitate their shopping with us. Our customers may take advantage of the competitive installment payment options available under Weipin Spend ( in Chinese), our installment plan.

        Our developing supplier financing business targets our suppliers' need of liquidity and facilitates our inventory procurement. Wei Yidai ( in Chinese), our microcredit service, efficiently and conveniently provides secured and unsecured financing to our suppliers.

Payment, Fulfillment and Return

Payment

        We provide our customers with the flexibility to choose from a number of payment options. Our payment options include our Vipshop Payment service, cash on delivery, and payment through third-party online payment services, such as tenpay.com. In 2018, our fast-growing Vipshop Payment service was used to process a significant portion of our total orders, so that we continue to depend less on other payment options. Under the cash on delivery option, our in-house last mile delivery capabilities, supplemented by a few third-party delivery service providers, deliver products to customers' designated addresses and collect payment on site. As of December 31, 2018, we had built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in over 370 cities across China. This payment method not only provides our customers with a secure and convenient payment option, but also reduces our operating expenses and payment collection risk as we can combine payment and delivery services by using our in-house last mile delivery capabilities, without incurring additional fees.

Fulfillment

        We have established a logistics network and warehousing capacity with nationwide coverage. We have adopted a flexible logistics model supported by our robust and advanced warehouse management system. As of December 31, 2018, we delivered over 95% of our orders through our invested and in-house last mile delivery capabilities. Meanwhile, we use a mix of top delivery companies with nationwide coverage and quality regional or local couriers to ensure reliable and timely delivery.

  Logistics Network and Warehouse Management System

        Our logistics network consists of regional logistics hubs and local distribution centers. Our regional logistics hubs are strategically located in Zhaoqing of Guangdong Province in Southern China, Kunshan of Jiangsu Province in Eastern China (which is within close proximity of Shanghai), Jianyang of Sichuan Province in Southwestern China, Tianjin in Northern China, Ezhou of Hubei Province in Central China, and Shenyang of Liaoning Province in Northeastern China. We maintain local distribution centers to facilitate distribution of standardized and frequently purchased products, and we have established several bonded warehouses in China to support our cross-border business.

        Our warehouse management system enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed with the brand partners and the product stocked in our logistics centers, up to when the product is packaged and picked up for shipment to a customer. Shipments from brand partners first arrive at one of our regional logistics hubs, depending on demand from each warehouse. At each logistics hub, inventory is bar-coded and tracked through our management information system, allowing real-time monitoring of inventory levels across our logistics network and item tracking at each logistics center. As we offer a curated selection of brands and products for each daily sales, our logistics centers and inventory management systems are specifically designed to support the frequent sales events on our flash sales platform and a large volume of inventory turnover. In 2016, 2017, and 2018, we processed approximately 269.8 million, 335.0 million, and 437.4 million customer orders, respectively.

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

Delivery Services

        We deliver orders placed on our Vipshop Online Platform to all areas in China primarily through our invested and in-house last mile delivery capabilities and, to a lesser extent, through leading reputable third-party delivery companies with nationwide coverage and quality regional and local couriers. As of December 31, 2018, over 95% of our orders were delivered by our invested and in-house last mile delivery capabilities. For luxury goods orders, we deliver the products with an "anti-tampering lock" device to further enhance customer trust. For delivery to smaller cities, we use a combination of our invested and in-house last mile delivery capabilities and third-party delivery companies to achieve greater operational efficiency and ensure timely delivery to our customers. We bundle packages for customers in smaller cities within a particular region and ship in bulk to be then delivered locally to our customers. Our use of reputable national delivery companies and regional and local couriers to supplement our invested and in-house last mile delivery capabilities allows us to maintain operational flexibility and accommodate order demand, thereby ensuring high service quality.

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

        Once a customer submits a return application request online or by phone, our customer service representatives will review and process the request or contact the customer by email or by phone if there are any questions relating to the request. Upon our receipt of the returned product, we credit the customer's Vipshop member account or original payment method with the purchase price. We believe our hassle-free return policies help to increase customer spending and enhance customer loyalty.

Customer Service

        We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a positive customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service e-mail, real-time online chat, or our customer service hotline 15 hours a day, seven days a week. As of December 31, 2018, our customer service center, located in our Guangzhou headquarters, had approximately 1,800 well-trained employees.

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

Marketing

        Although historically we have not incurred substantial marketing expense and have been able to build a large base of loyal customers with relatively low customer acquisition cost primarily through word-of-mouth referrals and providing our customers with an enjoyable, satisfying, and rewarding shopping experience and using cost-effective marketing means, we intentionally reinvested our profits into marketing to gain market share starting in 2014. Since the second quarter of 2014, we have been increasing marketing expenses to strengthen our brand awareness, attract more mobile users, and expand market share especially within product categories such as apparel, cosmetics, maternal and baby products.

        We continued to improve and enhance the element of "thrill and excitement" associated with the customer shopping experience to promote word-of-mouth referrals and repeat customer visits to our Vipshop Online Platform. As part of our viral marketing strategy, we provide various incentives to our existing customers to increase their spending and loyalty. Our customers can earn reward points upon registration and for each purchase they make, and may exchange the reward points for coupons, gifts and lucky draw opportunities on our platform. Our customers may also earn reward points by introducing new members and customers to our platform. In addition, we encourage our customers to share their successful flash sales shopping experiences through social media in China. We offer an "easy-to-share" function that enables our customers to easily share their shopping experiences with us on social networking Internet platforms.

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

Intellectual Property

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers, and other parties to protect our proprietary rights. As of December 31, 2018, we owned 1,401 registered trademarks, 149 copyrights (including copyrights to 115 software products developed by us relating to various aspects of our operations), and 301 registered domain names that are material to our business, including vip.com and vipshop.com.

Competition

        The online flash sales market, as one of the fast-growing categories of the e-commerce market in China, is rapidly competitive and rapidly evolving. Our primary competitors include major B2C e-commerce companies in China that sell a broad range of products and services online, such as Alibaba and Pinduoduo, and other online discount retail companies in China.

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

Strategic Investments and Acquisitions

        To maintain and strengthen our leading market position in China and to supplement our existing business, we constantly evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets, and technologies and have made such investments and acquisitions from time to time. We have made the following material strategic investments and acquisitions over the past three years.

        In February 2015, January 2016, and May 2016, we acquired an aggregate of 96.98% of equity interest in Feiyuan, for a total consideration of approximately RMB255.7 million, to boost our warehousing, transportation, and distribution capabilities in southeast China.

        In September 2016, we acquired 100% of equity interest in Zhejiang Ebatong Technology Co., Ltd., which is a third-party payment service provider, for a total consideration of RMB428.3 million. Zhejiang Ebatong Technology Co., Ltd. changed its name to Zhejiang Vipshop Payment Co., Ltd. following the completion of acquisition, and would develop our Internet payment channel.

        In March 2018, we agreed to invest in the capacity of a passive investor, up to US$250 million in a private equity fund, which focuses on technology-enabled consumer, retail, and related business. As of December 31, 2018, the aggregate amount of our committed capital to the fund was RMB126.1 million.

Regulation

        This section summarizes all of the significant laws and regulations that materially affect our business and operations and the key provisions of such laws and regulations.

Regulations on Foreign Investment

  PRC Foreign Investment Law

        On March 15, 2019, NPC approved the PRC Foreign Investment Law, which will become effective on January 1, 2020. The PRC Foreign Investment Law is considered to grant national treatment to FIEs, except that FIEs are subject to certain restrictions or prohibitions if they propose to operate in certain industries prescribed on a new version of "negative list" to be released by the PRC State Council. However, as the new version of "negative list" has yet to be issued, it is unclear whether it will differ from the Special Administrative Measures for Entrance of Foreign Investment.

  Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version)

        The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version), or the 2018 Negative List, which was promulgated jointly by MOFCOM and NDRC on June 28, 2018 and became effective on July 28, 2018, replaced and partially abolished the Guidance Catalog of Industries for Foreign Investment (2017 Revision) regulating foreign investment in China. Pursuant to the 2018 Negative List, foreign investors should refrain from making investing in any of the prohibited sectors specified in the 2018 Negative List, and foreign investors are required to obtain permits for access to other sectors that are listed in the 2018 Negative List but not classified as "prohibited."

Regulations on Value-Added Telecommunications Services

        The PRC government extensively regulates the telecommunications industry, including the Internet sector. The PRC State Council, MIIT, MOFCOM, the State Administration for Market Regulation, or SAMR (established by merging the State Administration for Industry and Commerce, or SAIC, the General Administration of Quality Supervision, Inspection and Quarantine and the China Food and

Drug Administration according to the 2018 Institutional Reform Plan), National Radio and Television Administration, or NRTA, Publicity Department of the Central Committee of the Communist Party of China, or the Publicity Department of the CCCPC, and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, online sales, and e-commerce. However, China's telecommunications industry and Internet-related industry continue to develop and evolve. As a result, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, online sales and e-commerce. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

  Licenses for Value-Added Telecommunication Services

        On September 25, 2000, the PRC Telecommunications Regulations, or the Telecom Regulations, were issued by the PRC State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between "basic telecommunications services" and "value-added telecommunications services." A "Catalog of Telecommunications Business" was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added, and was updated to classify the information services such as content service, entertainment and online games services as value-added telecommunications services. The Telecom Regulations were amended in July 2014 in accordance with the Decision of State Council on Amending Certain Administrative Regulations (Order No. 653) and further amended in February 2016 in accordance with the Decision of State Council on Amending Certain Administrative Regulations (Order No.666). On December 28, 2015, MIIT released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, which took effect on March 1, 2016. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business (i.e. operating e-commerce) and Internet information business, continue to be categorized as value-added telecommunication services, and the Internet information business as defined under the 2015 Telecom Catalog includes information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

        On July 3, 2017, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on September 1, 2017, and replaced the administrative measures for telecommunication business operating permit promulgated on March 5, 2009. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its VATS License. In addition, a VATS License's holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders. On February 24, 2015, the PRC State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

        On September 25, 2000, the PRC State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, commercial Internet information services operators shall obtain an ICP License, from the relevant government authorities before engaging in any commercial Internet information services operations within China. The ICP License has a term of five years and shall be renewed within 90 days before expiration.

        As of the date of this annual report, Vipshop E-Commerce held an EDI License valid until December 2022, which is required for providing platform access to third-party merchants for their sales of products to further develop our business; Vipshop E-Commerce was preparing to apply for an ICP License, which is required for providing commercial Internet information services; Vipshop Information held a VATS License valid until July 2020 for domestic call center services.

  Foreign Investment in Value-Added Telecommunication Services

        Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the PRC State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of FIEs, most of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. Under the 2018 Negative List, value-added telecommunications services continue to be categorized as restricted industry for foreign investment, and a foreign investor may not hold more than 50% of equity interest in an operator of value-added telecommunications services, except for e-commerce. On June 19, 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an operator of "operating e-commerce" business. However, foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

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

        To conduct our business in China, our PRC subsidiaries have entered into four sets of contractual arrangements with our consolidated affiliated entities, namely, Vipshop Information, Tianjin Pinjian, Pin Jun Tong and Vipshop E-Commerce. For a detailed discussion of our contractual arrangements, please refer to "Item 4.C. Information on the Company—Organizational Structure."

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

        To further regulate cyber security and privacy protection, the PRC Cyber Security Law, which was promulgated on November 7, 2016 and took effect on June 1, 2017, provides that: subject to certain exceptions, (i) to collect and use personal information, network operators must follow the principles of legitimacy, rightfulness, and necessity, disclose their rules of data collection and use, clearly express the purposes, means, and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators can neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered, and must dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators cannot divulge, tamper with, or damage the personal information they have collected, and cannot provide the personal information to others without the consent of the persons whose data is collected. According to the PRC Cyber Security Law, personal information refers to all kinds of information that is recorded electronically or that can otherwise be used to independently identify or be combined with other information to identify natural persons' personal information, including but not limited to natural persons' names, dates of birth, identification numbers, biologically identified personal information, addresses, and telephone numbers. Any Internet information services provider that violates these privacy protection requirements under the PRC Cyber Security Law and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times of the illegal gains, and may be ordered to cease the relevant business operations when the violation is serious. On May 8, 2017, the Supreme People's Court and the Supreme People's Procuratorate issued the Interpretations of the Supreme People's Court and the Supreme People's Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens' Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens' personal information and mark a milestone for the criminal protection of citizens' personal information.

        On January 23, 2019, the PRC Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to their services; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; and (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating these rules can be ordered by authorities to correct their noncompliance within a given period of time, be publicly reported, or ordered to quit its operation or cancel its business license or operational permits. Furthermore, the authorities issuing this circular will initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019.

Regulations Relating to Distribution of Books and Audio-Video Products

        We are also subject to regulations relating to the distribution of books and audio-video products. Under the latest Administrative Provisions for the Publication Market, which were jointly promulgated in May 2016 by State General Administration of Press, Publication, Radio, Film and Television, and MOFCOM, and became effective in June 2016, any entity or individual engaging in the distribution of publications, including books, newspapers, periodicals, audio-video products and electronic publications, must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. As of the date of this annual report, each of Vipshop E-Commerce, Vipshop China, Vipshop Jianyang, Vipshop Kunshan, Vipshop Tianjin, Vipshop Hubei, Vipshop Zhaoqing, Vipshop Chongqing, and Vipshop (Shenyang) E-Commerce Co., Ltd., or Vipshop Shenyang, had obtained Publication Operation Permits, valid until December 2021, March 2020, July 2021, March 2020, December 2023, May 2020, December 2020, April 2022, and March 2024, respectively.

        Furthermore, according to the Notice on Promoting the Healthy Development of Online Distribution of Publications issued by GAPP on December 7, 2010, any entities engaging in online publications distribution in China shall apply for the Publications Operation Permit with an "online distribution" notation. However, the Administrative Provisions for the Publication Market provides that an entity that maintains a valid Publication Operation Permit for the retail sale of publications is only required to file notice with a competent press and publication administrative authority within 15 days from starting online publications distribution business. As of the date of this annual report, Vipshop E-Commerce, Vipshop China, Vipshop Jianyang, Vipshop Kunshan, Vipshop Hubei, Vipshop Zhaoqing, Vipshop Chongqing, and Vipshop Shenyang are preparing to add the Publication Operation Permits obtained by these entities with "online distribution" notations. As of the date of this annual report, Vipshop E-Commerce, Vipshop Information, Vipshop Kunshan, Vipshop Zhuhai and Vipshop Zhaoqing had completed the notice filing with competent authorities.

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

        On September 21, 2012, MOFCOM issued the Administrative Measures on Single Purpose Commercial Prepaid Cards (Tentative), or the Single Purpose Cards Measures, which took effect on November 1, 2012 and was amended by the Decision of MOFCOM on Repealing and Revising Certain Regulations and Regulatory Documents on August 18, 2016. Under the Single Purpose Card Measures, among other things and subject to implementing rules adopted by the local branch of MOFCOM, the issuer of single purpose commercial prepaid cards, or the Single Purpose Cards, which are defined as the prepaid cards that can only be redeemed by the card issuer, the group companies under the same ultimate control of the card issuer, or the franchise entities under one single brand same as the card issuer, shall (i) register its card issuance with MOFCOM or its local branches within 30 days, and (ii) adopt sufficient measures to control risks, by means of controlling the total balance of the Single Purpose Cards and providing advance deposit, guarantee insurance, bank guarantee or other commercial guarantee as required. Vipshop E-Commerce issues and sells the Single Purpose Cards to our customers. Vipshop E-Commerce has taken sufficient risk control measures as required and has completed the registration formalities with Guangzhou Municipal Commerce Bureau.

        To further regulate the e-commerce industry, on August 31, 2018, the Standing Committee of NPC promulgated the PRC E-Commerce Law, which took effect on January 1, 2019, providing that e-commerce operators must comply with the principles of voluntariness, equality, fairness, and good faith, abide by laws, observe business ethics, equally participate in market competition, perform obligations regarding the protection of consumers' rights and interests, environmental protection, intellectual property protection, and the protection of cyber security and personal information, take charge of the quality of products and services, and receive the supervision of the government and the general public. For example, an operator of an e-commerce platform must (i) comply with the requirements for protection of personal safety and property security and the requirements for environmental protection regarding its sales of goods or provisions of services; (ii) disclose information of goods or services fully, truthfully, accurately, and promptly, and protect consumers' right to know and right to choose; (iii) deliver goods or services to a consumer in accordance with the method and deadline committed or agreed with the consumer, and bear the risks and liability for transportation of goods, except where the consumer separately selects a courier service provider.

Regulation on Internet Finance

        We currently utilize our Vipshop Online Platform to provide various Internet finance services to our customers, and are subject to the regulations applicable to our provision of those services. On July 18, 2015, ten PRC government authorities, including PBOC, CSRC, the China Insurance Regulatory Commission, or CIRC, the China Banking Regulatory Commission, or CBRC, the Ministry of Finance, or MOF; the Ministry of Public Security, MIIT, the Legislative Affairs Office of the State Council, and the State Internet Information Office, jointly issued the Guidance on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidance. The Internet Finance Guidance refers to Internet finance as a new financial business model in which traditional financial institutions and Internet companies provide financing, payment, investment, and information intermediary services by using Internet technologies and information and communication technologies. In accordance with the Internet Finance Guidance, Internet finance is part of the finance sector, and Internet finance business operators are still required to comply with the regulations in relation to the provision of each sub-category of specific financial services they provide. On April 12, 2016, the General Office of the State Council issued the Notice on Issuing the Implementing Proposals for the Special Rectification of Internet Financial Risks. This notice aims to, among others, impose stricter market entry regulation on Internet finance, strengthen monitoring of funds, encourage whistleblowers with rewards and enhance penalties for violations, and curb unfair competition.

  Regulation on Microcredit Services

        We currently offer supplier financing in the form of microcredit services. In 2008, PBOC and CBRC jointly promulgated the Guidance on the Pilot Establishment of Microcredit Companies, which allowed provincial governments to approve the establishment of microcredit companies on a trial basis. Many government authorities at the provincial or equivalent level, including Guangdong and Shanghai, issued local implementing rules on the administration of microcredit companies pursuant to this guidance. The specific local authority that is in charge of supervision of microcredit business in each administrative region may vary, and usually is the financial office of the local government. Any entities intend to engage in microcredit business in certain administrative region must obtain an approval from the local authority that is in charge of supervision over the microcredit business in such administrative region, and a microcredit company is not permitted to conduct microcredit business outside the administrative region where it is approved to conduct the business. Both national and local level regulations also require, among the other things, the sources of funds of a microcredit company to be limited to the capital contributed by its shareholders, donated fund, and loans from no more than two banking financial institutions provided such loans do not exceed 50% of the net capital of such microcredit company. We currently are permitted to engage in microcredit businesses through two subsidiaries of Vipshop China in Guangzhou and Shanghai, respectively.

  Regulation on Insurance Agency

        We currently offer insurance products on behalf of insurance companies via our Vipshop Online Platform. Pursuant to the Provisions for the Supervision and Administration of Professional Insurance Agencies (Revised in 2015), or the Insurance Agency Provisions, promulgated by CIRC in 2015, only entities that satisfy the criteria specified by CIRC and hold an insurance agency business operating permit may be entrusted as the agents of the insurance companies to engage in insurance business to the extent authorized by the insurance companies and receive commissions from insurance companies. After obtaining the insurance agency business operation permits, the insurance agents are also required to purchase vocational liability insurance or deposit an amount equal to five percent of its registered capital as security deposit. In addition, all insurance agents are required to report to CIRC in relation to the changes in its name, registered address, name of its initiator and major shareholder, major shareholder, registered capital, shareholding structure, legal form, articles of association, and in relation to any merger or consolidation, or establishment or de-registration of any branches. The insurance agency business operating permit has a valid term of three years, and all insurance agents are required to apply for extension thirty days before the term of their respective permit expires. Pursuant to the Circular on Issuing the Interim Measures for the Supervision of Internet Insurance Business promulgated in July 2015 by CIRC, which became effective in October 2015, insurance institutions must manage and take charge of insurance operations of Internet insurance business including sales, underwriting, settlement of claims, surrender, complaints handling, and customer services. Where a third-party network platform operates and develops the foregoing insurance business, the operator thereof must have obtained the relevant qualifications for insurance business operation. We engage in insurance agency business through a subsidiary of Vipshop Information, which holds an insurance agency business operating permit that allows us to sell insurance products on behalf of issuance companies. Our insurance agency business operating permit is valid from January 7, 2019 until January 31, 2022.

  Regulation on Payment Services of Non-Financial Institutions

        On June 14, 2010, PBOC issues the Administrative Measures for the Payment Services of Non-Financial Institutions, which became effective on September 1, 2010. Under these measures, a non-financial institution must obtain a payment business license, or Payment License, to provide payment services and qualifies as a paying institution. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC. As of the date of this annual report, we provide online payment services to our customers through a subsidiary of Vipshop Information in Zhejiang, which holds the Payment License valid until June 2022.

Regulation on Commercial Factoring Services

        MOFCOM issued the Notice on the Pilot Launch of Commercial Factoring in June 2012, launched a commercial factoring pilot program in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The MOFCOM further expanded the list of commercial factoring pilot areas to include Guangzhou, Shenzhen in December 2012, and also Chongqing Liangjiang New Area and certain other areas in August 2013. Pursuant to the notices of MOFCOM, local government of those pilot areas promulgated its own rules to implement the pilot program. Under these notices and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of MOFCOM or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable and credit risk guarantee. A commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans, or to specialize in or carry out debt collection. Currently, we provide secured commercial factoring to our suppliers through one subsidiary of Vipshop China in Shanghai and one subsidiary of Vipshop Information in Guangzhou.

Regulation on Courier Services and Road Transportation Services

        The Ministry of Transport has promulgated the Administrative Measures for Courier Market in January 2013, and the Administrative Measures for Courier Service Operation Permit (2018 Revision) in October 2018. Pursuant to these provisions, any entity engaging in courier services must obtain a courier service operation permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. The State Post Bureau accepts permit applications for operating courier services across multiple provinces, and provincial post bureaus accept permit applications for operating courier services within a province. An entity engaging in courier services that establishes a branch, business department, or any other non-corporate branch office must file with the relevant post bureaus where such branch is located and obtain the list of branches. The courier service business must be operated within the permitted scope and valid term of the courier service operation permit.

        The State Council promulgated the Regulations on Road Transportation in April 2004, which was subsequently amended in September 2012, February 2016 and March 2019. Pursuant to the Regulations on Road Transportation, the Ministry of Transport has promulgated the Provisions on Administration of Road Freight Transportation and Stations in June 2005 and amended subsequently in July 2008, April 2009, March 2012 and April 2016. According to these regulations, anyone engaging in the business of operating road transportation and stations must obtain a road transportation operation permit, and each vehicle used for shipping must have a road transportation certificate.

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

Regulations on Sales of Food

        Sales of food in China must comply with laws and regulations regarding food hygiene and safety. The amended Food Safety Law implemented an administrative system of food industry, and the China Food and Drug Administration, or CFDA, became the authority in charge of supervision of all food-related business operations, including food production, food distribution and catering services, in China. On August 31, 2015, CFDA issued the Administrative Measures for Food Business Licensing, which was amended and took effect as of November 17, 2017, which, among others, requires an enterprise engaging in food business to obtain a food business operating permit with a term of five years. As of the date of this annual report, each of Vipshop China, Vipshop Information, Vipshop Jianyang, Vipshop Kunshan, Vipshop Tianjin, Vipshop Hubei, Vipshop Zhaoqing, Vipshop E-Commerce, Vipshop (Xi'an) E-Commerce Co., Ltd., and Vipshop Shenyang held a valid food business operating permit.

Regulations on Software Products

        The Computer Software Copyright Registration Procedures, which were issued by the State Copyright Bureau on February 20, 2002 to further implement the Computer Software Protection Regulations promulgated by the PRC State Council, as amended, apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2018, we registered 149 copyrights, including 115 software programs in China.

Regulations on Trademarks

        Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the PRC State Council in 2002 and subsequently amended in 2014. The Trademark Office under SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use. We have registered 1,200 trademarks in China and 201 trademarks overseas as of December 31, 2018.

        Under PRC law, any of the following acts will be deemed as an infringement to the exclusive right to use a registered trademark: (i) use of a trademark that is the same as or similar to a registered trademark for identical or similar goods without the permission of the trademark registrant; (ii) sale of any goods that have infringed the exclusive right to use any registered trademark; (iii) counterfeit or unauthorized production of the label of another's registered trademark, or sale of any such label that is counterfeited or produced without authorization; (iv) change of any trademark of a registrant without the registrant's consent, and selling goods bearing such replaced trademark on the market; or (v) other acts that have caused any other damage to another's exclusive right to use a registered trademark.

        According to the PRC Trademark Law, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be imposed a fine; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder's damages, which will be equal to the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement, or the gains obtained by the infringing party if the losses are difficult to be ascertained. If both gains and losses are difficult to be ascertained, the damages may be determined by referring to the amount of royalties for the license of such trademarks, which will be one to three times of the royalties in the case of any serious infringement with malicious intent. If the gains, losses and royalties are all difficult to be ascertained, the court may render a judgment awarding damages no more than RMB3 million. Notwithstanding the above, if a distributor does not know that the goods it sells infringe another's registered trademark, it will not be liable for infringement provided that the seller shall prove that the goods are lawfully obtained and identify its supplier. We source our products from both domestic and international suppliers. Although we have adopted measures in the course of sourcing such products to ensure their authenticity and to minimize potential liability of infringing third parties' rights, we can provide no assurance that such measures are effective. In the event that counterfeit products or products that otherwise infringe third parties' rights are sold on our platforms, we could face infringement claims and might not be able to prove we should be exempted from liabilities. See "Item 3.D. Key Information—Risk Factors—Risks Relating to our Business and Industry—We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms."

Regulations on Domain Names

        The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017 and became effective on November 1, 2017, which repealed and replaced the Administrative Measures on China Internet Domain Name promulgated on November 5, 2004. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the CNNIC Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the "first to file" principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, which was promulgated by CNNIC on May 28, 2012 and amended on September 1, 2014, file a suit to a people's court or initiate an arbitration procedure. We have registered vip.com and other domain names.

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

        On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by an FIE of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of an FIE settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE's approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effect on the same date. Pursuant to SAFE Circular 16, FIEs (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such SAFE circulars could result in severe monetary or other penalties. Our ability to transfer to and use in China the net proceeds from our public offerings of equity securities may continue to be significantly limited.

        On January 18, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which took effect on the same day. This circular sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring FIEs' foreign exchange distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.

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

        All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations and amendments with the local SAFE branch or qualified banks as required by SAFE Circular 37 by the end of 2018. Please see "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us."

Regulations on Stock Incentive Plans

        In December 2006, PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which became effective on February 1, 2007. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which became effective on February 1, 2007 and was partially amended on May 29, 2016 and, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in employee share ownership plans or share option plans of an overseas publicly-listed company.

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

        Further, a notice concerning the individual income tax on earnings from employee share options jointly issued by MOF and SAT and its implementing rules, provide that domestic companies that implement employee share option programs must (i) file the employee share option plans and other relevant documents to the PRC tax authorities having jurisdiction over them before implementing such employee share option plans; (ii) file share option exercise notices and other relevant documents with the PRC tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies; and (iii) withhold taxes from the PRC employees in connection with the PRC individual income tax. We have notified the relevant PRC tax authorities of our share incentive plans, and have also withheld and paid such taxes in connection with the PRC individual income tax.

Regulations on Tax

  PRC Enterprise Income Tax Law and Individual Income Tax Law

        The major PRC statutes governing EIT consist of the EIT Law promulgated by NPC on March 16, 2007, effective as of January 1, 2008, amended on February 24, 2017 and December 29, 2018, and its implementing rules promulgated by the State Council on December 6, 2007, effective as of January 1, 2008. Under the EIT Law, enterprises are classified as PRC resident enterprises and non-PRC resident enterprises. PRC resident enterprises typically pay an EIT at the rate of 25%. An enterprise established outside of China with its "de facto management bodies" located within China is considered a PRC "resident enterprise," meaning that it can be treated in a manner similar to a PRC domestic enterprise for EIT purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

        SAT issued SAT Circular 82 on April 22, 2009, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China, which include all of the following conditions:

(i) the location where senior management members responsible for an enterprise's daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the major assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the "de facto management body" must follow the substance over form principle. In addition, SAT issued SAT Bulletin 45 on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, respectively, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

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

        The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are "non-PRC resident enterprises," and gains derived by such investors, which (i) do not have an establishment or place of business in China or (ii) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The PRC State Council or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by SAT, or SAT Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Circular on Issues concerning the "Beneficial Owner" in Tax Treaties, or SAT Circular 9, issued on February 3, 2018 by SAT, which became effective on April 1, 2018, a comprehensive analysis shall be conducted based on the factors set out in the present article and in combination with the actual conditions of specific cases, and certain factors which will negatively affect the determination of an applicant's status as a "beneficial owner" are provided, such as the business activities engaged in by the applicant do not constitute substantive business activities. In August 2015, SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015 and partially amended on June 15, 2018. SAT Circular 60 provides that non-PRC resident enterprises are not required to obtain pre-approval from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

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

        On February 3, 2015, SAT issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Public Notice 7 were abolished by Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents effective on December 29, 2017 and the Circular on Issues concerning Withholding of Enterprise Income Tax for Non-PRC Resident Enterprises, or the SAT Circular (2017) 37, effective on December 1,2017, respectively. By promulgating and implementing these notices, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to the SAT Public Notice 7, as amended, in the event that a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying EIT by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. The SAT Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        On October 17, 2017, SAT promulgated the SAT Circular (2017) 37, effective on December 1, 2017. Issues concerning withholding of EIT of the China-sourced income, which refers to income obtained from sources within China by non-PRC resident enterprises that (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business in China, shall be subject to the SAT Circular (2017) 37. China-sourced income includes income from equity investment such as dividend and bonus, income from interest, rental and royalties, income from property transfer, and other income. Pursuant to the SAT Circular (2017) 37, non-PRC resident enterprises shall pay EIT in relation to their China-sourced income, and the entities which have the direct obligation to make certain payments to a non-PRC resident enterprise shall be the relevant tax withholders for such non-PRC resident enterprise. The tax withholders shall, within seven days of the day on which the withholding obligation occurs, which is the day when the payment is made in fact or becomes due, declare and remit the withholding tax to the competent tax authority. When declaring and remitting the withholding tax payable, the tax withholders shall complete the Withholding Statement of the PRC for Enterprise Income Tax. In the event that the tax withholder fails to withhold and remit the taxable EIT for a non-PRC resident enterprise, or is unable to perform its obligation mentioned above, the non-PRC resident enterprise shall declare and pay the EIT to the competent tax authority, and complete the Withholding Statement of the PRC for Enterprise Income Tax.

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

  PRC Value-Added Tax in Lieu of Business Tax

        We conduct product promotional activities for certain brands on our Vipshop Online Platform. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax which was abolished on November 19, 2017 and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, MOF and SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business taxes to value-added taxes, or VAT, for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. On March 23, 2016, MOF and SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Taxes in Lieu of Business Taxes, or the SAT Circular 36. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the PRC State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Taxes and Amending the Provisional Regulation of China on Value-Added Taxes, pursuant to which, PRC tax authorities will collect VAT in lieu of business taxes for all industries where business taxes should have been collected within the PRC territory. Pursuant to the Provisional Regulation of China on Value-Added Taxes, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, are subject to VAT at a rate ranging from 6% to 17%.

        On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, which took effect on May 1, 2018 and was applicable to our company from May 1, 2018 to March 31, 2019. According to Circular 32: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11% respectively, tax rates are adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, the deduction rate is adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, the taxes are calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. To further reduce VAT, on March 30, 2019, MOF, SAT, and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019. According to the announcement: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 16% and 10%, tax rates are adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, the deduction rate is adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, the taxes are calculated at the deduction rate of 10%; (iv) for exported goods originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate is adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate is adjusted to 9%.

Employment Laws

        We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

        The PRC Labor Law, which became effective on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, and the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The PRC Labor Contract Law has enhanced rights for the nation's workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

        On October 28, 2010, NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. On January 19, 2017, the General Office of the State Council promulgated the Circular on Issuing the Pilot Program of Consolidating Maternity Insurance and Employees' Basic Medical Insurance, pursuant to which maternity insurance and basic medical insurance will be consolidated in certain pilot cities during the period of the pilot program. An employer must pay the social insurance for its employees in accordance with the rates provided under relevant regulations and must withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer's compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

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

C.
Organizational Structure

Corporate Structure

        The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entity as of the date of this annual report:

Notes:

(1)
Shareholders of Vipshop E-Commerce include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 66.7% and 33.3% of the total equity interests in Vipshop E-Commerce, respectively.

(2)
A subsidiary primarily engaged in warehousing, logistics, product procurement, research and development, technology development, and consulting businesses.

(3)
Subsidiaries primarily engaged in product procurement business.

(4)
Subsidiaries primarily engaged in retail businesses in the cities of Jianyang, Kunshan, Tianjin, Zhaoqing, and Ezhou, and the regions around them.

(5)
A subsidiary primarily engaged in software development and information technology support.

        Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiaries, including Vipshop China, are WFOEs. As a WFOE, Vipshop China is restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online Platform is operated by our consolidated affiliated entities in China. Following our efforts to streamline our contractual arrangements among our consolidated affiliated entities during 2017 and 2018, we began to use Vipshop E-Commerce to operate our main businesses, which had been previously operated by Vipshop Information, without materially altering the substance of our operations. Vipshop E-Commerce currently holds the primary licenses necessary to conduct our Internet-related operations in China. Most of the business contracts relating to our Vipshop Online Platform previously entered into by Vipshop Information have been replaced with new business contracts entered into by Vipshop E-Commerce with relevant third parties. In addition, over 1,400 employees and all material fixed assets of Vipshop Information in connection with customer service have been transferred to Vipshop E-Commerce.

        Our PRC subsidiaries have entered into four sets of contractual arrangements with our consolidated affiliated entities and their respective shareholders. The one primary set of contractual arrangement that we currently rely on to conduct our main business is entered into by Vipshop China, Vipshop E-Commerce, and shareholders of Vipshop E-Commerce. The other three sets of contractual arrangements include: (i) one set entered into by Vipshop China, Vipshop Information, and shareholders of Vipshop Information; (ii) one set entered into by Vipshop China, Pin Jun Tong, and shareholders of Pin Jun Tong; and (iii) one set entered into by Lefeng (Shanghai) Information Technology Co., Ltd., Tianjin Pinjian, and shareholders of Tianjin Pinjian. Vipshop Information, Pin Jun Tong, and Tianjin Pinjian are currently insignificant to our business. The contractual arrangements enable us to:

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

        We face risks with respect to the contractual arrangements with our consolidated affiliated entities and their shareholders. If our consolidated affiliated entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements that give us effective control over the consolidated affiliated entities may be limited. If we are unable to maintain effective control over our consolidated affiliated entities, we would not be able to continue to consolidate their financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements with our consolidated affiliated entities, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2016, 2017, and 2018, our subsidiaries contributed in aggregate approximately 90.3%, 97.8%, and 97.1%, respectively, of our total consolidated net revenues, exclusive of revenues derived from our consolidated affiliated entities. As of December 31, 2016, 2017, and 2018, our holding company and our subsidiaries accounted for an aggregate of 86.5%, 85.5%, and 86.3%, respectively, of our consolidated total assets (excluding assets attributable to transactions with our consolidated affiliated entities). For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see "Item 4.B. Information on the Company—Business Overview—Regulation." For a detailed description of the risks associated with our corporate structure, see "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry."

Contractual Arrangements Relating to Our Consolidated Affiliated Entities

        The following is a summary of the material provisions of the agreements for our four sets of contractual arrangements, each among our applicable WFOE, our applicable consolidated affiliated entity, and the shareholders of the applicable consolidated affiliated entity.

        As of the date of this annual report, the equity holding structures of each of our consolidated affiliated entities are as follows:

  •
  Eric Ya Shen and Arthur Xiaobo Hong hold 66.7% and 33.3% of Vipshop E-Commerce, respectively;

  •
  Eric Ya Shen and Arthur Xiaobo Hong hold 99.2% and 0.8% of Vipshop Information, respectively;

  •
  Eric Ya Shen and Arthur Xiaobo Hong hold 65% and 35% of Pin Jun Tong, respectively;

  •
  Eric Ya Shen and Zhihui Yu hold 75% and 25% of Tianjin Pinjian, respectively.

Agreements that Provide Us Effective Control over Our Consolidated Affiliated Entities

        Equity Interest Pledge Agreements.    Under each equity interest pledge agreement among our applicable WFOE, our applicable consolidated affiliated entity, and the shareholders of the applicable consolidated affiliated entity, the shareholders of the applicable consolidated affiliated entity pledge all of their equity interests in the applicable consolidated affiliated entity to the applicable WFOE to guarantee the applicable consolidated affiliated entity's and its shareholders' performance of the relevant obligations under the exclusive business cooperation agreement, exclusive option agreement, and loan agreement. If any stipulated event of default occurs, including the failure by the applicable consolidated affiliated entity or its shareholders to perform relevant contractual obligations under the exclusive business cooperation agreement, exclusive option agreement, or loan agreement, the applicable WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests. Without the applicable WFOE's prior written consent, shareholders of the applicable consolidated affiliated entity cannot transfer or otherwise dispose of, or create or allow the creation of, any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain in full force and effect until all of the obligations of the applicable consolidated affiliated entity and its shareholders under the exclusive business cooperation agreement, exclusive option agreement, and loan agreement have been duly performed or terminated. Except for Tianjin Pinjian, we have completed registering the pledge of the equity interests in our consolidated affiliated entities with the local branches of SAMR.

        Exclusive Option Agreements.    Under each exclusive option agreement among our applicable WFOE, our applicable consolidated affiliated entity, and the shareholders of the applicable consolidated affiliated entity, the shareholders of the applicable consolidated affiliated entity grant the applicable WFOE an exclusive option to purchase, or designate one or more person(s) to purchase, all or part of their respective equity interests in the applicable consolidated affiliated entity at a purchase price equal to the higher of: (i) the amount of registered capital actually contributed by the shareholders; or (ii) a minimum price permitted by applicable PRC laws. The applicable WFOE may exercise the option by issuing a written notice to the shareholders of the applicable consolidated affiliated entity. Without the applicable WFOE's written consent, the applicable consolidated affiliated entity and its shareholders may not transfer, sell, pledge, or otherwise dispose of, or create any encumbrance on, any assets, business, or equity or beneficiary interests of the applicable consolidated affiliated entity. This agreement will remain in full force and effect for a term of ten years from the date of execution, and may be extended for a period to be determined by the applicable WFOE.

        Powers of Attorney.    Each shareholder of our consolidated affiliated entity has signed an irrevocable power of attorney. Under the powers of attorney, each shareholder of our consolidated affiliated entity has irrevocably appointed the applicable WFOE as his attorney-in-fact to act on his behalf and exercise all of his rights as a shareholder of the applicable consolidated affiliated entity, including the right to attend shareholder meetings, to exercise voting rights, to appoint directors and senior management of the applicable consolidated affiliated entity, and to effect transfers of all or part of their equity interests in the applicable consolidated affiliated entity pursuant to the equity interest pledge agreements and exclusive option agreements. The applicable WFOE has the right to appoint any individual or entity to exercise the power of attorney on its behalf. Each power of attorney will remain in full force and effect until the shareholder ceases to hold any equity interests in the applicable consolidated affiliated entity.

Agreements that Transfer Economic Benefits to Us

        Exclusive Business Cooperation Agreements.    Under each exclusive business cooperation agreement between the applicable WFOE and the applicable consolidated affiliated entity, the applicable consolidated affiliated entity agrees to engage the applicable WFOE as its exclusive provider of technical, consulting, and other services in relation to its business operations. In consideration of such services, the applicable consolidated affiliated entity will pay to the applicable WFOE service fees that amount to all of the applicable consolidated affiliated entity's net income. The service fees may be adjusted at the applicable WFOE's sole discretion based on the services rendered and the operational needs of the applicable consolidated affiliated entity. The applicable WFOE will exclusively own any intellectual property arising from the performance of the exclusive business cooperation agreement. The term of this agreement is ten years from the date of execution, and may be extended for a period to be determined by the applicable WFOE. The applicable WFOE may terminate this agreement at any time by giving 30 days' prior written notice. The applicable consolidated affiliated entity has no right to terminate this agreement unless the applicable WFOE commits gross negligence or fraud.

Loan Agreements

        Under each loan agreement between the applicable WFOE and the shareholders of the applicable consolidated affiliated entity, the applicable WFOE provided loans to the shareholders of the applicable consolidated affiliated entity solely for the purpose of contribution or increase of registered capital or working capital of the applicable consolidated affiliated entity. The applicable WFOE has the sole discretion to determine the method of repayment, including requiring the shareholders of the applicable consolidated affiliated entity to transfer their equity interests in the applicable consolidated affiliated entity to the applicable WFOE or its designated person.

        In the opinion of Han Kun Law Offices, our PRC legal counsel:

  •
  as of the date of this annual report, the ownership structures of our PRC subsidiaries and our consolidated affiliated entities comply with all existing PRC laws and regulations;

  •
  as of the date of this annual report, the contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their respective shareholders that are governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

  •
  as of the date of this annual report, (i) each of our PRC subsidiaries and our consolidated affiliated entities has all necessary corporate power and authority to conduct its business as described in its business scope under its business license; (ii) the business licenses of our PRC subsidiaries and our consolidated affiliated entities are in full force and effect; and (iii) each of our PRC subsidiaries and our consolidated affiliated entities is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of Han Kun Law Offices' knowledge after due inquires, none of our PRC subsidiaries, our consolidated affiliated entities or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

        We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our online commerce and the distribution of Internet content in China do not comply with relevant PRC government restrictions on foreign investment in value-added telecommunication, we could be subject to severe penalties, including being prohibited from continuing operations. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of Internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform." and "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

D.
Property, Plants and Equipment

        We are headquartered in Guangzhou and have approximately 76,000 square meters of office space, data centers, studio and customer service center. In the second half of 2015, we purchased land in Pazhou, Guangzhou for our new office headquarters, and started construction in 2016. We anticipate completion in 2020.

        As of December 31, 2018, we had approximately 3.0 million square meters of warehouse space, of which approximately 1.9 million square meters of warehouse space is owned by our company. Additionally, we had approximately 630,000 square meters of leased premises for transit stations and distribution stations, as we have been building out our last mile capability. We lease our premises under operating lease agreements from unrelated third parties. A summary of our owned and leased properties as of December 31, 2018 is shown below:

Location/Business	Space	Usage of Property
	(in square meters)
Guangzhou	54,089	Office space, data center, studio and customer service center
Beijing	2,964	Office space
Shanghai	18,495	Office space and data center
Hangzhou	481	Office space
Sub-total	76,029
China Domestic—Owned(1)	1,923,038	Logistics centers
China Domestic—Leased(1)	925,483	Logistics centers
Cross Border(2)	178,749	Logistics centers
Sub-total	3,027,270

Notes:

(1)
Excludes bonded warehouses under customs supervision in China.

(2)
Includes bonded warehouses under customs supervision in China and overseas warehouses for our cross-border business.

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

A.
Operating Results

        We began our operations in August 2008 and have grown significantly since then. In 2016, 2017, and 2018, we fulfilled approximately 269.8 million, 335.0 million, and 437.4 million customer orders, respectively, and we generated total net revenues of RMB56.59 billion, RMB72.91 billion, and RMB84.52 billion (US$12.29 billion), respectively. In 2016, 2017, and 2018, we generated net income of RMB1.99 billion, RMB1.89 billion, and RMB2.13 billion (US$310.3 million), respectively. Our net income in 2016, 2017, and 2018 reflected non-cash share-based compensation expenses in an aggregate amount of RMB475.7 million, RMB667.1 million, and RMB671.2 million (US$97.6 million), respectively.

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

        Our results of operations are also affected by the regulations and industry policies related to the online retail market. Although we have generally benefited from the PRC government's policies to encourage economic growth, we are also affected by the complexity, uncertainties and changes in the PRC regulation of the Internet industry. Due to PRC legal restrictions on foreign equity ownership of and investment in the online retail sector in China, we rely on contractual arrangements with our consolidated affiliated entities and their shareholders to conduct most of our business in China. We face risks associated with our control over our consolidated affiliated entities, as our control is based upon contractual arrangements rather than equity ownership. For a description of these contractual arrangements, see "Item 4.C. Information on the Company—Organizational Structure." For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see "Item 4.B. Information on the Company—Business Overview—Regulation." For a detailed description of the risks associated with our corporate structure, see "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry."

        The major factors affecting our results of operations and financial condition are discussed below.

Net Revenues

        We derive revenues primarily from the sale of products offered on our Vipshop Online Platform. Generally, we offer our customers an unconditional right of returning products purchased for a period of seven days upon receipt of products. The associated revenues are recognized at the point of time when the goods have been accepted by the customers. Our net revenues are recorded net of VAT and related surcharges.

        The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
Total net revenue (RMB in thousands)	56,591,302	72,912,313	84,523,948
Active customers (in thousands)	52,100	57,800	60,500
Average net revenues per active customer (RMB)	1,086	1,261	1,397
Total orders (in thousands)	269,800	335,000	437,400
Average orders per active customer	5.2	5.8	7.2

Cost of Revenues

        Our cost of revenues consists primarily of cost of merchandise sold and inventory write-down. We procure inventory from our brand partners and our inventory is recorded at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method.

Operating Expenses

        Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content expenses, and (iv) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the year ended December 31,
	2016		2017		2018
	RMB'000%		RMB'000%		RMB'000	US$'000%
Fulfillment expenses	4,904,526	8.7	6,899,654	9.5	7,489,393	1,089,287	8.8
Marketing expenses	2,837,680	5.0	2,978,621	4.1	3,240,450	471,304	3.8
Technology and content expenses	1,563,582	2.8	1,808,452	2.5	2,000,894	291,018	2.4
General and administrative expenses	1,941,146	3.4	2,447,724	3.3	2,674,179	388,943	3.2

Total operating expenses	11,246,934	19.9	14,134,451	19.4	15,404,916	2,240,552	18.2

        Fulfillment expenses.    Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses, and logistics center rental expenses, as well as compensation and benefits of our logistics staff. Our shipping and handling expenses were RMB2.58 billion, RMB3.83 billion, and RMB4.50 billion (US$654.3 million) in 2016, 2017, and 2018, respectively. Our fulfillment services utilize regional logistics hubs and rely on quality regional and local couriers. We expect to continue to invest in our logistics network and warehousing capacity to support our long-term growth. We expect our fulfillment expenses to continue to increase in absolute amount as a result of our continued business growth.

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

Hong Kong

        Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. Hong Kong income tax was provided in our consolidated financial statements for the years ended December 31, 2016, 2017, and 2018, as our Hong Kong subsidiary generated assessable income in 2016, 2017, and 2018.

PRC

        Our PRC subsidiaries and consolidated affiliated entities are companies incorporated under PRC law and, as such, are subject to EIT on their taxable income in accordance with the relevant PRC income tax laws. Under the EIT Law and its implementation rules, both of which became effective on January 1, 2008, a uniform 25% EIT rate is generally applicable to both FIEs and domestic enterprises, unless they qualify for certain exceptions. Our subsidiaries and the consolidated affiliated entities in the PRC are all subject to the EIT rate of 25% for the periods presented, except for certain subsidiaries, including Vipshop (Jianyang) E-Commerce Co., Ltd., or Vipshop Jianyang, Chongqing Vipshop E-Commerce Co., Ltd., or Vipshop Chongqing, Vipshop (Zhuhai) E-Commerce Co., Ltd., or Vipshop Zhuhai and Pinwei Software, that enjoyed the following preferential tax treatment on an annual renewal basis. Vipshop Jianyang and Vipshop Chongqing were classified as "encouraged enterprises in the western regions in an industry sector encouraged by the PRC government" and enjoyed a preferential tax rate of 15%. Vipshop Zhuhai also enjoyed a preferential tax rate of 15% similarly. The term "encouraged enterprise in an industry sector encouraged by the PRC government" as used herein refers to an enterprise incorporated in certain region whose primary business falls into the scopes of the encouraged industries stipulated in the existing related policies, including Catalogue of Encouraged Industries in the Western Region, Industrial Restructuring Guidance Catalogue (2011 Version), as amended in 2013, Catalogue for the Guidance of Foreign Investment Industries, as amended in 2017 and partially abolished in 2018, Catalogue of Foreign-invested Advantage Industries in Central-Western Region, as amended in 2017, Circular of the Ministry of Finance and the State Administration of Taxation on the Preferential Enterprise Income Tax Policies and Catalogue for Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province, and Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen City. Pinwei Software was classified as a high and new technology enterprise and entitled to a preferential tax rate of 15% pursuant to Article 28 of the EIT Law for the periods from January 1, 2015 to December 31, 2016. Subsequent to the year ended December 31, 2017, Pinwei Software applied and was classified as "State Planning Key Software Enterprise" by the local tax authority and entitled to a preferential tax rate of 10% pursuant to Circular Caishui (2012) 27 starting from the beginning of 2018.

        We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2017, and 2018, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties related to income tax matters, if any, in income tax expense.

        Under the EIT Law and its implementation rules, dividends from Vipshop China are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding arrangement.

        The amount of tax loss carry forwards of our PRC subsidiaries and consolidated affiliated entity was RMB702.7 million, RMB1.09 billion, and RMB1.45 billion (US$210.6 million) as of December 31, 2016, 2017 and 2018, respectively. We provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2016, 2017 and 2018, respectively, as our management is not able to conclude that the future realization of some of such net operating loss carry forwards is more likely than not.

        As of December 31, 2016, 2017, and 2018, we had VAT recoverable of approximately RMB555.9 million, RMB791.2 million, and RMB770.9 million (US$112.1 million), respectively. VAT recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB258.2 million, RMB526.0 million, and RMB749.1 million (US$109.0 million), as of December 31, 2016, 2017, and 2018, respectively, included as tax payable. We do not net off VAT recoverable and payable from different entities within our group companies.

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

        A accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Significant accounting estimates reflected in our financial statements include inventory write-down, valuation of goodwill and intangible assets acquired in the business acquisitions, valuation of significant other investments impairment assessment and valuation of receivables from consumer financing. Changes in facts and circumstances may result in revised estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

        On January 1, 2018, we adopted Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)," which is the new comprehensive revenue recognition standard that supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry-specific guidance. The core principle of the accounting guidance is that an entity should recognize revenue when it transfers promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting guidance also requires additional disclosure regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfil a contract. We adopted ASU 2014-09 on January 1, 2018 for all revenue contracts with customers using the modified retrospective approach, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under Accounting Standards Codification ("ASC") 605.

        Following the adoption of ASU 2014-09 and the associated ASUs (collectively, "Topic 606") on January 1, 2018, we recognize revenue when our customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that we determine are within the scope of Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the entity satisfies a performance obligation.

        In periods prior to the adoption of Topic 606, our accounting policy was to recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable, and collectability is reasonably assured.

Product revenue recognition

        We derive a majority of our revenue from product revenue. We recognize revenue from the sale of apparel, fashion goods, cosmetics, home goods, and lifestyle products as well as other merchandise through our Vipshop Online Platform. We utilize in-house delivery capabilities and third-party delivery companies to deliver goods to our customers. We recognize revenue at the point of time when the goods have been accepted by the customers. The customers have the options to pay for the goods in advance, upon acceptance of the goods, or over an agreed-upon installment period. The delivery day estimate was determined based on the average delivery days for sales made during the last month of the reporting period, derived from customer locations and delivery reports. A one-day change in the estimated good in-transit period would result in an increase or decrease of approximately RMB239.0 million (US$34.8 million) to our total net revenues in 2018.

        Our revenue was recorded net of surcharges and VAT of gross sales. Surcharges are sales-related taxes representing the city maintenance and construction taxes and education surtaxes. Our revenues also include fees charged to customers for shipping and handling expenses. We incur expenses or pay fees to in-house delivery services and third-party delivery companies, respectively, and record such expenses and fees as shipping and handling expenses.

Return rights

        We offer customers with an unconditional right of return for a seven-day period upon receipt of the products on sales from our Vipshop Online Platform. We reduce product revenues by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns and recorded as a refund liability included in accrued expenses and other current liabilities, and the estimated inventories in transit subject to those estimated returns are included in inventories on the consolidated balance sheets.

Principal versus agent accounting

        We record all product revenue on a gross basis. To determine whether we are a principal or an agent in the sale of products, we consider the following indicators: (i) whether we are primarily responsible for fulfilling the promise to provide the specified goods or services, (ii) whether we are subject to inventory risks before the specified goods or services have been transferred to a customer or after transfer of control to the customers, and (iii) whether we have discretion in establishing the price of the specified goods or services.

Membership reward program

        We grant Weipin Coins to customers when they purchase goods from our Vipshop Online Platform. Weipin Coins can be offset against payments when customers make their future purchases.

        Upon adoption of Topic 606, we consider Weipin Coins as a separate performance obligation and allocate the transaction price proportionally between the products sold and the Weipin Coins granted on a relative standalone selling price basis in consideration of the likelihood of future redemption and the equivalent value per Weipin Coin when it is redeemed. There is no significant impact upon adoption of Topic 606 other than that the deferred income recorded is considered a contract liability. As of December 31, 2018, we recorded deferred income related to Weipin Coins of RMB150,240.

        New members who register on our Vipshop Online Platform or existing members introducing new members to our Vipshop Online Platform will be granted free Weipin Coins. These Weipin Coins are not relating to prior sales and are recorded as reduction of revenue at the time of use.

        In June 2017, we launched a Super VIP Membership program, which allows our paying members to enjoy certain privileges. The revenue relating to the membership fee is recognized straight-line over the period of the membership.

Other revenues

        Other revenues consist of commissions or income from (i) platform access, (ii) logistics services to external customers, (iii) promotional and advertising services, (iv) inventory and warehouse management services, and (v) interest income from microcredit and consumer financing.

        We charge fees to third-party merchants to access our platform for sales of their products. We are not primarily responsible for fulfilling the promised contracts, as we do not bear the inventory risk, nor have the discretion in establishing prices. Upon successful sales on our Vipshop Online Platform, we will charge third-party merchants commission fees. Commission fees are recognized on a net basis at the point of sales of products.

        Other revenue from providing logistics services to external customers are recognized upon the completion of the performance of services.

        Other revenue from promotional and advertising services and inventory and warehouse management services are recognized over the period during which the services are provided, net of VAT.

        In connection with our product revenues, certain approved customers have the option to pay for the goods over an installment period up to 24 months. Significant financing component exists in sales paid by installments. We elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component for all instances in which the period between payment and transfer of the goods will be one year or less. For the contracts with installment period over 12 months, the transaction price is adjusted for the effects of the time value of money equivalent to the amounts charged in separate financing transaction between we and our customers at contract inception. The revenues derived from the financing service is recognized straight-line over the installment period and included in other revenues.

Remaining performance obligations

        Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. As of December 31, 2018, we had RMB1.47 billion of unfulfilled performance obligations for product goods to be passed to customers, and RMB355.0 million of performance obligations relating to Weipin Coins granted to customers and Super VIP Membership fees. We expect to recognize revenue for the remaining performance obligations within the next year. The remaining performance obligations are accounted under advance from customers and deferred income.

        The remaining performance obligation in relation to the financing service represents the remaining period of financing benefit to the customer per the agreed-upon installment period.

Disaggregation of revenue

        We disaggregate our revenue from different types of contracts with customers by principal product categories, as we believe it best depicts the nature, amount, timing, and uncertainty of our revenue and cash flows.

Contract balances

        The estimated inventories in transit relating to estimated returns are contract assets included in inventories. As of January 1, 2018 and December 31, 2018, the balance of contract assets was RMB140,361 and RMB151,117, respectively.

        Our contract liabilities consist of prepayments from customers, unredeemed Weipin Coins, and Super VIP Membership program and estimated return. As of January 1, 2018 and December 31, 2018, the balance of the contract liabilities was RMB1.56 billion and RMB1.95 billion, respectively, included in advances from customers, deferred income, and accrued expenses and other current liabilities.

        All contract liabilities as of January 1, 2018 were recognized as revenue during the year ended December 31, 2018 and all contract liabilities as of December 31, 2018 are expected to be realized in the following year.

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

        We assess the inventory write-down based on different product categories and applies a certain percentages based on aging and quality. We classify all goods into the following two categories: non-returnable goods and returnable goods. Non-returnable goods cannot be returned to suppliers and general inventory write-down of different percentages are applied to these goods within the different aging categories. These percentages were developed based on historical write-down on these different types of goods. In addition to general write-down, specific write-down will also be applied to non-returnable goods if assessed to be needed based on the factors mentioned above. Returnable goods will have no general write-down based on aging and quality but specific write-down will be made at the end of each reporting periods based on forecast sales, conditions of the goods, and planned promotions.

        Write-down are recorded in cost of revenues in the consolidated statements of income and comprehensive income.

Accounts receivable from consumer financing business

        Accounts receivable from consumer financing are stated at the historical carrying amount net of allowance for uncollectible accounts. We establish an allowance for uncollectible accounts receivable based on our best estimates after considering our historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when we have determined that it is not probable for the balance to be collected.

        Judgement is required to determine the allowance amounts by reference to the aging analysis by past due date and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimates of the losses inherent in the outstanding portfolio of loans. We recorded the allowance for the uncollectible accounts receivable in the amount of RMB43.6 million, RMB121.8, and RMB113.8 million (US$16.6 million) in relation to receivables from consumer financing business as of December 31, 2016, 2017, and 2018, respectively. If the conditions underlying these estimates change significantly in the future, the amount of the allowance for doubtful accounts will also change accordingly.

Intangible assets with indefinite lives

        Intangible assets with indefinite lives represent the purchase price of the payment license in a business combination in 2016. The payment license was determined to have an indefinite life. In determining its indefinite life, we considered the following: (i) the expected use of the intangible, (ii) the longevity of the license, (iii) the legal, regulatory, and contractual provisions that affect their maximum useful life, (iv) our ability to renew or extend the asset's legal or contractual life without substantial costs, (v) effects of the regulatory environment, (vi) maintenance expenditures required to obtain the expected future cash flows from the asset, and (vii) considerations for obsolescence, demand, competition, and other economic factors.

        Intangible assets with indefinite lives is not amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.

        In 2016, 2017 and 2018, we have conducted the qualitative impairment test and the qualitative assessment indicated that it was more likely than not that our indefinite lived intangible assets are not impaired.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

        Goodwill is not depreciated or amortized but is tested for impairment as of December 31 on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASC 350-20 "Goodwill," we first have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine, as a result of our qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the performance of the two-step quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded.

        Application of a goodwill impairment test requires significant management judgment, including identifying reporting units, assigning assets, liabilities, and goodwill to each reporting unit, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding the reporting unit's future operating performance are revenue growth rates, costs of goods and operating expenses growth rates, discount rates, and terminal values. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

        In 2016, 2017, and 2018, we have conducted the qualitative impairment test to compare the carrying value of the reporting units, including assigned goodwill, to its respective fair value. Based on the qualitative impairment assessment, it was determined that it is more likely than not the fair values of the reporting units tested exceeded their carrying amounts and, therefore a quantitative impairment test for goodwill was not required. We concluded that goodwill was not impaired as of December 31, 2016, 2017, and 2018.

Recent Accounting Pronouncements

  ASU 2016-02

        In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," and associated ASUs relating to Topic 842, which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by these leases. The new guidance requires that a lessee recognize assets and liabilities for leases, and recognition, presentation, and measurement in the financial statements will depend on its classification as a finance or operating lease. In addition, the new guidance will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. Lessor accounting remains largely unchanged from current U.S. GAAP but does contain some targeted improvements to align with Topic 606, the new revenue recognition guidance issued in 2014. The new standard is effective for fiscal years, and interim periods within these fiscal years, beginning after December 15, 2018, and early adoption is permitted.

        The ASU 2016-02 requires a modified retrospective transition approach, applying the new standard to all leases existing at the date of initial adoption. An entity may choose to use either (i) the effective date or (ii) the beginning of the earliest comparative period presented in the financial statements at the date of initial application. We have elected to apply the transition requirements on the January 1, 2019 effective date rather than at the beginning of the earliest comparative period presented. This approach allows a cumulative effect adjustment in the period of adoption, and prior periods will not be restated. In addition, we have elected the package of practical expedients permitted under the transition guidance, which does not require reassessment of prior conclusions related to contracts containing a lease, lease classification, and initial direct lease costs. As an accounting policy election, we will exclude short-term leases (with terms of 12 months or less) from the balance sheet presentation and will account for non-lease and lease components in a contract as a single lease component for all asset classes.

        We analyzed the impact of ASU 2016-02 across all lease arrangements to evaluate and implement the new standard and we have substantially completed the implementation of system updates to facilitate compliance with accounting and reporting requirements. We continue to enhance accounting systems and update business processes and controls relating to the new guidance for leases. Collectively, these activities are expected to enable us to meet the new accounting and disclosure requirements upon adoption on January 1, 2019. We have finalized the evaluation of the impact upon adoption and estimated an increase of lease-related assets and liabilities of approximately RMB451.4 million in the consolidated balance sheets. We do not expect the impact on our consolidated statements of income and consolidated statements of cash flows to be material.

  ASU 2016-13

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Based on our financial instruments and risk management policies as of December 31, 2018, application of ASU 2016-13 in the future may have impact on the measurement of our financial assets. The expected credit loss model may result in earlier provision of credit losses which are not yet incurred in relation to our financial assets measured at amortized cost. It should be noted that the above assessments were made based on an analysis of our financial assets and financial liabilities as of December 31, 2018 on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application of ASU 2016-13, the assessment of the potential impact is subject to change.

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

  ASU 2018-13

        In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement," which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify, and add certain disclosure requirements related to fair value measurements covered in Topic 820, "Fair Value Measurement." The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. We do not anticipate that the adoption of ASU 2018-13 will have a material impact on the consolidated financial statements.

  ASU 2018-17

        In October 2018, the FASB issued ASU No. 2018-17, "Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities," which modifies the guidance related to indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interest. ASU 2018-17 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. We do not anticipate that the adoption of ASU 2018-17 will have a material impact on the consolidated financial statements.

Inflation

        Inflation in China has not historically materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017, and 2018 in China were increases of 2.1%, 1.8%, and 1.9%, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB'000%		RMB'000%		RMB'000	US$'000%
Product revenues	55,281,900	97.7	71,171,653	97.6	81,510,275	11,855,178	96.4
Other revenues	1,309,402	2.3	1,740,660	2.4	3,013,673	438,321	3.6

Total net revenues	56,591,302	100.0	72,912,313	100.0	84,523,948	12,293,499	100.0
Cost of revenues(1)	(42,994,688)	(76.0)	(56,618,471)	(77.7)	(67,454,981)	(9,810,920)	(79.8)

Gross profit	13,596,614	24.0	16,293,842	22.3	17,068,967	2,482,579	20.2
Operating expenses(2)
—Fulfillment expenses(3)	(4,904,526)	(8.7)	(6,899,654)	(9.5)	(7,489,393)	(1,089,287)	(8.8)
—Marketing expenses	(2,837,680)	(5.0)	(2,978,621)	(4.1)	(3,240,450)	(471,304)	(3.8)
—Technology and content expenses	(1,563,582)	(2.8)	(1,808,452)	(2.5)	(2,000,894)	(291,018)	(2.4)
—General and administrative expenses	(1,941,146)	(3.4)	(2,447,724)	(3.3)	(2,674,179)	(388,943)	(3.2)

Total operating expenses	(11,246,934)	(19.9)	(14,134,451)	(19.4)	(15,404,916)	(2,240,552)	(18.2)
Other operating income	358,029	0.6	531,055	0.8	757,062	110,110	(0.9)

Income from operations	2,707,709	4.8	2,690,446	3.7	2,421,113	352,137	2.9
Impairment loss of investments	(114,574)	(0.2)	(133,026)	(0.2)	(20,073)	(2,919)	(0.0)
Interest expense	(85,195)	(0.2)	(82,435)	(0.1)	(159,744)	(23,234)	(0.2)
Interest income	107,044	0.2	101,125	0.1	242,872	35,324	0.3
Exchange gain/(loss)	51,100	0.1	(90,872)	(0.1)	71,065	10,336	0.1
Gain on disposal or revaluation of investments	—	—	55,615	0.1	191,842	27,902	0.2

Income before income tax and share of equity method investees	2,666,084	4.7	2,540,853	3.5	2,747,075	399,546	3.3
Income tax expense	(601,828)	(1.1)	(626,140)	(0.9)	(566,604)	(82,409)	(0.7)
Share of loss of equity method investees	(71,489)	(0.1)	(22,280)	(0.0)	(46,999)	(6,836)	(0.1)

Net income	1,992,767	3.5	1,892,433	2.6	2,133,472	310,301	2.5

Net loss/(income) attributable to non-controlling interests	44,050	0.1	57,222	0.1	(4,685)	(681)	(0.0)
Net income attributable to ordinary shareholders	2,036,817	3.6	1,949,655	2.7	2,128,787	309,620	2.5

Notes:

(1)
Excludes shipping and handling expenses, and includes inventory write-down which amounted to RMB303.2 million, RMB206.7 million, and RMB440.8 million (US$64.1 million) in the years ended December 31, 2016, 2017, and 2018, respectively.

(2)
Include share-based compensation expenses as set forth below:

	For the year ended December 31,
	2016	2017	2018
	RMB'000	RMB'000	RMB'000	US$'000
Allocation of Share-based Compensation Expenses*
Fulfillment expenses	(38,428)	(73,235)	(73,151)	(10,639)
Marketing expenses	(38,459)	(40,364)	(41,063)	(5,972)
Technology and content expenses	(183,122)	(206,073)	(203,594)	(29,612)
General and administrative expenses	(215,644)	(347,426)	(353,402)	(51,400)

Total	(475,653)	(667,098)	(671,210)	(97,623)

*
The share-based compensation expenses for 2016 included RMB475.7 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, and employees. The unrecognized share-based compensation expenses relating to share options and non-vested shares were RMB243 thousand and RMB1.24 billion, and were expected to be recognized over a weighted-average period of 0.25 years and 4 years on a straight-line basis as of December 31, 2016, respectively. The share-based compensation expenses for 2017 included RMB667.1 million share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, and employees. The unrecognized share-based compensation expenses relating to share options and non-vested shares were RMB162.9 million and RMB1.43 billion, and were expected to be recognized over a weighted average period of 3 years and 2.72 years on a straight-line basis as of December 31, 2017, respectively. The share-based compensation expenses for 2018 included RMB671.2 million (US$97.6 million) share-based compensation expenses in connection with share options and non-vested shares granted to our executive officers, independent directors, and employees. The unrecognized share-based compensation expenses relating to share options and non-vested shares were RMB131.4 million (US$19.1 million) and RMB1.20 billion (US$175.0 million), and were expected to be recognized over a weighted average period of 2 years and 2.32 years on a straight-line basis as of December 31, 2018, respectively. See "Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Share-based compensation" for details.
(3)
Include shipping and handling expenses, which amounted to RMB2.58 billion, RMB3.83 billion, and RMB4.50 million (US$654.3 million) in the years ended December 31, 2016, 2017, and 2018, respectively.

Segment Information

        We historically had only one reporting segment. In 2017, we adjusted our reporting segmentation in light of the development of our Internet finance business. We currently report our results of operations in two segments, namely Vip.com and Internet finance business. Vip.com represents our e-commerce business, while the Internet finance businesses mainly include consumer financing, supplier financing services and microcredit services. Accordingly, we updated the presentation of the reportable segments for preceding years to conform to the presentation of the current year.

        The following table sets forth our segment operating results for the years ended December 31, 2016, 2017, and 2018.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Segment Net Revenues
Vip.com	56,567,945	72,875,234	84,159,609
Internet finance business	114,735	249,726	753,752
Inter-segment revenues(1)	(91,378)	(212,647)	(389,413)

Total	56,591,302	72,912,313	84,523,948

Segment Income/(Loss) from Operations
Vip.com	3,665,649	4,063,238	3,353,658
Internet finance business	(172,750)	(366,025)	(215,459)
Unallocated expenses(2)	(785,190)	(1,006,767)	(717,086)

Total	2,707,709	2,690,446	2,421,113

  Notes:

(1)
Inter-segment revenues mainly consist of payment processing and financing services provided by the Internet finance business to Vip.com and promotion services provided by Vip.com to Internet finance business.

(2)
Unallocated expenses include share-based compensation and amortization of intangible assets resulting from business acquisitions, which are not allocated to segments.

        The following table sets forth interest income and interest expenses (included in the measurement of segment profit or loss) for the years ended December 31, 2016, 2017, and 2018.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Segment Interest Income
Vip.com	105,495	192,052	232,494
Internet finance business	29,931	4,252	36,946
Inter-segment interest income	(28,382)	(95,179)	(26,568)

Total	107,044	101.125	242,872

Segment Interest Expense
Vip.com	(84,151)	(55,821)	(103,504)
Internet finance business	(29,426)	(121,793)	(82,808)
inter-segment interest expense	28,382	95,179	26,568

Total	(85,195)	(82,435)	(159,744)

        The following table sets forth assets information in the Internet finance segment reviewed by our management.

	For the Year Ended December 31,
	2017	2018
	RMB
Segment Assets
Vip.com	30,158,119	34,867,619
Internet finance business	7,824,701	8,695,044

Total	37,982,820	43,562,663

        The results of operations of our Internet finance business are summarized as follows.

        Net Revenues.    Net revenues from our Internet finance business increased from RMB114.7 million in 2016 to RMB249.7 million and RMB753.8 million (US$109.6 million) in 2017 and 2018, respectively, primarily due to an increase in our sales volume with payment processing and financing services provided by the Internet finance business, and our developing consumer financing and supplier financing business.

        Operating expenses.    Operating expenses mainly consist of compensation and benefits of our staff, provision for allowance for consumer financing, and interest expense. Our compensation and benefits increased from RMB116.5 million in 2016 to RMB221.0 million and RMB348.9 million (US$50.7 million) in 2017 and 2018, respectively, primarily due to the expansion of the Internet finance and increasing staffing demand. Provision for allowance for consumer financing increased from RMB43.6 million in 2016 to RMB121.8 million and RMB113.8 million (US$16.6 million) in 2017 and 2018, respectively, which is in line with the expansion of consumer financing business. Interest expense increased from RMB29.4 million in 2016 to RMB121.8 million and RMB82.8 million (US$12.0 million) in 2017 and 2018, respectively, primarily due to an increase in intra-group funding to support the Internet financing business.

        Our Vip.com segment contributes to a significant majority of our results of operations, which are compared and analyzed on a year-on-year basis as follows.

Comparison of 2017 and 2018

        Net Revenues.    Our total net revenues increased from RMB72.91 billion in 2017 to RMB84.52 billion (US$12.29 billion) in 2018, primarily due to an increase in the number of active customers and total orders. The number of our active customers increased from 57.8 million in 2017 to 60.5million in 2018. The number of our total orders increased from 335.0 million in 2017 to 437.4 million in 2018, primarily due to an increase in the number of active customers and increased shopping frequency during the period, which in turn was primarily due to overall growth in the industry, our further optimized product selection, and enhancement of our warehousing capabilities, merchandising, and IT infrastructures. Through our six regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2018. 96.6% of the total orders we fulfilled in 2018 were placed by repeat customers, as compared to 95.1% in 2017.

        Cost of Revenues.    Our cost of revenues increased from RMB56.62 billion in 2017 to RMB67.45 billion (US$9.81 billion) in 2018, primarily due to a significant increase in products procured from our brand partners in line with our significantly higher sales volume.

        We recorded RMB206.7 million and RMB440.8 million (US$64.1 million) in inventory write-down in 2017 and 2018, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 0.4% in 2017 and 0.7% in 2018. Such write-down primarily reflected the estimated net realizable value of damaged or obsolete inventory. The increase in write-down from 2017 to 2018 was due to intense market competition and the special sales promotions we took that are more likely to result in write-down attributable to the significant discounts offered.

        The amount we write down is calculated based on factors such as whether the goods are returnable to vendors, inventory aging, damages, historical and forecast consumer demand, and the promotional environment. We assess the inventory write-down based on different product categories and apply a certain percentage based on aging and quality. We classify all goods into the following two categories:

  •
  Non-returnable Goods.  These goods cannot be returned to suppliers and general inventory write-down of different percentages are applied to these goods within the different aging and quality categories. These percentages were developed based on historical write-down on these different types of goods. In addition to general write-down, specific write-down will also be applied to non-returnable goods if assessed to be needed based on the factors mentioned above.

  •
  Returnable Goods.  Returnable goods will have no general write-down based on aging, but a specific write-down will be made at the end of each reporting period based on forecast sales, conditions of the goods and planned promotions.

        Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased from RMB16.29 billion in 2017 to RMB17.07 billion (US$2.48 billion) in 2018. Our gross margin decreased from 22.3% in 2017 to 20.2% in 2018, primarily due to the increasing promotional activities and sales to drive growth of users and orders via our platform.

        Operating Expenses.    Our operating expenses increased from RMB14.13 billion in 2017 to RMB15.40 billion (US$2.24 billion) in 2018, primarily due to the following factors:

  •
  Fulfillment expenses.  Our fulfillment expenses increased from RMB6.90 billion in 2017 to RMB7.49 billion (US$1.09 billion) in 2018. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB3.83 billion in 2017 to RMB4.50 billion (US$654.3 million) in 2018. These increases were primarily due to a significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits and increase in rental expenses and depreciation expenses in connection with our expanded warehouse facilities. In 2018, we fulfilled over 437.4 million customer orders, as compared to approximately 335.0 million customer orders in 2017. Our fulfillment expenses as a percentage of our total net revenues decreased from 9.5% in 2017 to 8.8% in 2018, primarily due to scale effect associated with the rapid growth in our total net revenue and improved efficiency of our regional warehouses. Throughout 2018, we continued to utilize the regional logistics hubs in Guangdong Province, Jiangsu Province, Sichuan Province, Tianjin, Hubei Province, and Liaoning Province. In addition, our regional logistics hubs enabled us to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies.

  •
  Marketing expenses.  Our marketing expenses increased from RMB2.98 billion in 2017 to RMB3.24 billion (US$471.3 million) in 2018, primarily attributable to our increased marketing and brand promotion activities. On the other hand, our marketing expenses as a percentage of our total net revenues decreased from 4.1% in 2017 to 3.8% in 2018, primarily due to our strategic balance between promotional activities and sales with our broader marketing efforts.

  •
  Technology and content expenses.  Our technology and content expenses increased from RMB1.81 billion in 2017 to RMB2.00 billion (US$291.0 million) in 2018, primarily due to the headcount increase of our IT personnel in connection with our expansion of IT capacities and higher compensation and benefit. Our technology and content expenses also decreased from 2.5% to 2.4% as a percentage of our total net revenues during the same period, primarily due to scale effect associated with the rapid growth in total net revenue.

  •
  General and administrative expenses.  Our general and administrative expenses increased from RMB2.45 billion in 2017 to RMB2.67 billion (US$388.9 million) in 2018 due to an increase in the scale of our business. Our general and administrative expenses as a percentage of our total net revenues remained stable at 3.3% in 2017 and 3.2% in 2018 during the same period.

        Other Operating Income.    Our other operating income amounted to RMB757.1 million (US$110.1 million) in 2018, as compared to RMB531.1 million in 2017. Our other operating income in 2018 was primarily due to income derived from government grants and tax rebates.

        Impairment Loss of Investments.    We incurred RMB20.1 million (US$2.9 million) impairment loss of investments in 2018, as compared to RMB133.0 million in 2017, which was primarily due to loss of investees. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Certain of our investments are in development stage companies whose success depends on factors including the ability of the investee companies to raise additional funds in financial markets that can be volatile and other key business factors, any of which may impact our ability to recover the investment. The other than temporary impairment recorded in 2018 in the amounts of RMB20.1 million (US$2.9 million) on the available-for-sale investments was due to sustained depression of either in the market price or the respective investees' expected result of operation.

        Interest Expenses.    We incurred RMB159.7 million (US$23.2 million) interest expenses in 2018, as compared to RMB82.4 million in 2017, primarily due to the net effect of the increase in interest expenses for the securitization debt and the short term loans and decrease in amortization of debt issuance cost of our convertible senior notes.

        Interest Income.    Our interest income increased from RMB101.1 million in 2017 to RMB242.9 million (US$35.3 million) in 2018 primarily due to the increase of interest bearing investments, such as the deposits and held-to-maturity investments in the banks.

        Share of Loss of Equity Method Investees.    Our share of loss of equity method investees increased from RMB22.3 million in 2017 to RMB47.0 milion (US$6.8 million), which was primarily due to our share of losses in Shenzhen Tencent Puhe Limited Partnership.

        Net Income.    As a result of the foregoing, we recorded a net income of RMB2.13 billion (US$310.3 million) in 2018, as compared to a net income of RMB1.89 billion in 2017.

        Net Income Attributable to Non-controlling Interests.    We recorded net income attributable to non-controlling interests of RMB4.7 million (US$0.7 million) in 2018, as compared to net loss attributable to non-controlling interests of RMB57.2 million in 2017, which was primarily due to the income attributable to non-controlling shareholders of Pinjun.

Comparison of 2016 and 2017

        Net Revenues.    Our total net revenues increased from RMB56.59 billion in 2016 to RMB72.91 billion in 2017, primarily due to an increase in the number of active customers and total orders. The number of our active customers increased significantly from 52.1 million in 2016 to 57.8 million in 2017. The number of our total orders increased from 269.8 million in 2016 to 335.0 million in 2017, primarily due to an increase in the number of active customers during the period, which in turn was primarily due to overall growth in the industry, our further optimized product selection, and enhancement of our warehousing capabilities, merchandising, and IT infrastructures. Through our five regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2017. 95.1% of the total orders we fulfilled in 2017 were placed by repeat customers, as compared to 93.6% in 2016.

        Cost of Revenues.    Our cost of revenues increased from RMB42.99 billion in 2016 to RMB56.62 billion, primarily due to a significant increase in products procured from our brand partners in line with our significantly higher sales volume.

        We recorded RMB303.2 million and RMB206.7 million in inventory write-down in 2016 and 2017, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 0.7% in 2016 and 0.4% in 2017. Such write-down primarily reflected the estimated net realizable value of damaged or obsolete inventory. The decrease in write-down from 2016 to 2017 was as a result of improving inventory management. The primary reason for the decrease in percentage of costs of goods sold was the significant increase in our sales volume.

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

  •
  Returnable Goods.  Returnable goods will have no general write-down based on aging but a specific write-down will be made at the end of each reporting period based on forecast sales, conditions of the goods and planned promotions.

        Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased from RMB13.60 billion in 2016 to RMB16.29 billion in 2017. Our gross margin decreased from 24.0% in 2016 to 22.3% in 2017, primarily due to the increasing promotional activities and sales to drive growth of users and orders via our platform.

        Operating Expenses.    Our operating expenses increased from RMB11.25 billion in 2016 to RMB14.13 billion in 2017, primarily due to the following factors:

  •
  Fulfillment expenses.  Our fulfillment expenses increased from RMB4.90 billion in 2016 to RMB6.90 billion in 2017. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB2.58 billion in 2016 to RMB3.83 billion in 2017. These increases were primarily due to an significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits and increase in rental expenses and depreciation expenses in connection with our expanded warehouse facilities. In 2017, we fulfilled over 335.0 million customer orders, as compared to approximately 269.8 million customer orders in 2016. Our fulfillment expenses as a percentage of our total net revenues increased from 8.7% in 2016 to 9.5% in 2017, primarily due to a significant increase in fulfillment expenses in expanded logistics network and warehouse facilities over the growth in total net revenues. Throughout 2017, we continued to utilize the regional logistics hubs in Guangdong Province, Jiangsu Province, Sichuan Province, Tianjin, and Hubei Province. In addition, our regional logistics hubs enabled us to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies.

  •
  Marketing expenses.  Our marketing expenses increased from RMB2.84 billion in 2016 to RMB2.98 billion in 2017, primarily attributable to our increased marketing and brand promotion activities. On the other hand, our marketing expenses as a percentage of our total net revenues decreased from 5.0% in 2016 to 4.1% in 2017, primarily due to our strategic balance between promotional activities and sales with our broader marketing efforts.

  •
  Technology and content expenses.  Our technology and content expenses increased from RMB1.56 billion in 2016 to RMB1.81 billion, primarily due to the headcount increase of our IT personnel in connection with our expansion of IT capacities and higher compensation and benefit. Our technology and content expenses also decreased from 2.8% to 2.5% as a percentage of our total net revenues during the same period, primarily due to scale effect associated with the rapid growth in total net revenue.

  •
  General and administrative expenses.  Our general and administrative expenses increased from RMB1.94 billion in 2016 to RMB2.45 billion due to an increase in the scale of our business. Our general and administrative expenses as a percentage of our total net revenues remained stable at 3.4% in 2016 and 3.3% in 2017 during the same period.

        Other Operating Income.    Our other operating income amounted to RMB531.1 million in 2017, as compared to RMB358.0 million in 2016. Our other operating income in 2017 was primarily due to income derived from government grants, tax rebates and ADR reimbursements.

        Impairment Loss of Investments.    We incurred RMB133.0 million impairment loss of investments in 2017, as compared to RMB114.6 million in 2016, which was primarily due to the loss of an available for sale investee and the loss of several cost method investees. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Certain of our investments are in development stage companies whose success depends on factors including the ability of the investee companies to raise additional funds in financial markets that can be volatile and other key business factors, any of which may impact our ability to recover the investment. The other than temporary impairment recorded in 2017 in the amounts of RMB15.0 million and RMB118.0 million on the available-for-sale investments and cost method investments were due to sustained depression of either in the market price or the respective investees' expected result of operation.

        Interest Expenses.    We incurred RMB82.4 million interest expenses in 2017, as compared to RMB85.2 million in 2016, primarily due to the net effect of the increase in interest expenses for the securitization debt and the short term loans and decrease in amortization of debt issuance cost of our convertible senior notes.

        Interest Income.    Our interest income decreased from RMB107.0 million in 2016 to RMB101.1 million in 2017 primarily due to the decrease of interest bearing investments, such as the deposits and held-to-maturity investments in the banks.

        Share of Loss of Equity Method Investees.    Our share of loss of equity method investees decreased from RMB71.5 million in 2016 to RMB22.3 million, which was primarily due to the decrease of our share of losses of equity interest in Ovation from the amortization adjustment of basis difference between our investment cost and underlying equity in net assets of Ovation from the date of acquisition in February 2014.

        Net Income.    As a result of the foregoing, we recorded a net income of RMB1.89 billion in 2017, as compared to a net income of RMB1.99 billion in 2016.

        Net Loss Attributable to Non-controlling Interests. Our net loss attributable to non-controlling interests increased from RMB44.1 million in 2016 to RMB57.2 million in 2017, which was primarily due to the decline in profitability for the non-wholly-owned logistic subsidiaries.

B.    Liquidity and Capital Resources

        As of December 31, 2017 and 2018, we had RMB10.22 billion and RMB10.04 billion (US$1.46 billion), respectively, in cash, cash equivalents and restricted cash. We had short-term investments with an aggregate outstanding amount of RMB2.3 billion (US$337.6 million) as of December 31, 2018. Our cash and cash equivalents primarily consist of cash on hand, short-term bank demand deposits and highly liquid investments with maturities of less than three months. One of our subsidiaries operating our Internet finance business offered an aggregate amount of RMB800.0 million ABSs in 2017, and an aggregate amount of RMB500.0 million ABSs in 2018, both listed on Shanghai Stock Exchange in China. In 2018, we also offered an aggregate amount of RMB520.0 million ABNs listed on Shanghai Clearing House in China. In 2018, we repaid RMB760.0 million of ABSs. We plan to use this and any future ABS and ABN offerings in China to alleviate the dependence of our Internet finance business on our own cash flow. We also procured several bank borrowings and other borrowings in an aggregate amount of RMB1.34 billion (US$195.4 million) and had unutilized banking facilities in an amount of RMB450.0 million (US$65.4 million) as of December 31, 2018. We believe that our current cash, cash equivalents, restricted cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. However, we may need additional capital in the future to fund our continued operations.

        As of December 31, 2017 and 2018, our cash, cash equivalents, restricted cash and short-term investments are held in the following currency denominations and jurisdictions in which our subsidiaries domiciled:

	As of December 31,
	2017				2018
Currency Denomination	Subsidiaries in PRC(1) RMB'000	Subsidiaries in HK RMB'000	Subsidiary in USA RMB'000	Total RMB'000	Subsidiaries in PRC(1) RMB'000	Subsidiaries in HK RMB'000	Subsidiary in USA RMB'000	Total RMB'000
RMB	4,531,293	2,588	—	4,533,881	7,419,634	107,609	—	7,527,243
US$	31,871	5,815,441	16,522	5,863,834	54,912	4,724,836	15,522	4,795,270
Others	4,322	65,936	—	70,258	7,396	29,807	—	37,203

Total	4,567,486	5,883,965	16,522	10,467,973	7,481,942	4,862,252	15,522	12,359,716

Note:

(1)
Also include our consolidated affiliated entities in China.

        As of December 31, 2017 and 2018, our cash, cash equivalents and restricted cash held by our consolidated affiliated entities and subsidiaries in China are as follows:

	As of December 31,
	2017	2018
	RMB'000	RMB'000	US$'000
Cash, Cash Equivalents and Restricted Cash
Consolidated affiliated entities	2,953,989	2,583,412	375,742
Subsidiaries in China	1,367,516	3,976,639	578,378

Total	4,321,505	6,560,051	954,120

        As of December 31, 2017 and 2018, our short-term investments held by our consolidated affiliated entities and other entities in China are as follows:

	As of December 31,
	2017	2018
	RMB'000	RMB'000	US$'000
Short-term Investments:
Consolidated affiliated entities	40,313	—	—
Subsidiaries in China	205,668	912,027	132,649

Total	245,981	912,027	132,649

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

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2016	2017	2018
	RMB'000	RMB'000	RMB'000	US$'000
Net cash from operating activities	2,831,413	981,251	5,745,748	835,684
Net cash used in investing activities	(1,669,002)	(2,032,606)	(6,693,812)	(973,575)
Net cash (used in) provided by financing activities	(393,128)	7,169,824	586,968	85,371
Effect of exchange rate changes	15,910	(6,054)	177,576	25,828
Cash, cash equivalents and restricted cash at beginning of year	3,324,384	4,109,577	10,221,992	1,486,727

Cash, cash equivalents and restricted cash at end of year	4,109,577	10,221,992	10,038,472	1,460,035

Operating Activities

        Net cash from operating activities amounted to RMB5.75 billion (US$835.7 million) in 2018, which was primarily attributable to a net income of RMB2.13 billion (US$310.3 million), adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB671.2 million (US$97.6 million), which was higher than 2017 due to an increase in our number of employees, (ii) inventory write-down of RMB440.8 million (US$64.1 million) and provision for allowance for doubtful accounts of RMB175.4 million (US$25.5 million), (iii) depreciation of property and equipment of RMB770.3 million (US$112.0 million) attributable to increases in warehouse and logistic facilities, (iv) gain on disposal or revaluation of investments of RMB191.8 million (US$27.9 million) attributable to fair value change of other investments, and (v) changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (w) a significant increase in accrued expenses and other current liabilities of RMB1.99 billion (US$288.8 million), primarily due to the increase in the amounts received on behalf of third-party merchants due to the expansion of platform sales, and the increase in accrued shipping and handling expenses, accrued advertising expenses, accrued payroll and accrued taxes payable, primarily driven by the growth in our business, (x) a decrease in advances from customers of RMB873.9 million (US$127.1 million) primarily due to the adoption of ASU 2014-09, (y) a decrease in inventories of RMB291.8 million (US$42.4 million) due to improving inventory management, and (z) a decrease in other receivables and prepayments of RMB124.4 million (US$18.1 million), primarily related to a decrease in advance to suppliers as a result of optimization of procurement process in 2018.

        Net cash from operating activities amounted to RMB981.3 million in 2017, which was primarily attributable to a net income of RMB1.89 billion, adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB667.1 million, which was higher than 2016 due to an increase in our number of employees, (ii) inventory write-down of RMB206.7 million, (iii) depreciation of property and equipment of RMB720.8 million attributable to increases in warehouse and logistic facilities, (iv) amortization of intangible assets of RMB340.8 million, and (v) changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (w) an increase in accounts payable of RMB3.22 billion and accrued expenses and other current liabilities of RMB290.8 million, primarily due to the net effect of a decrease in accrued shipping and handling expenses and an increase in accrued advertising expenses, accrued payroll and social benefit provisions, primarily driven by the growth in our business and the development of our owned logistic network, (x) a significant increase in account receivables of RMB2.66 billion and a decrease in advances from customers of RMB347.5 million, primarily due to our developing consumer financing business in 2017, (y) an increase in inventories of RMB2.24 billion to support the increase in sales volume, and (z) an increase in other receivables and prepayments of RMB1.27 billion, primarily related to our developing supplier financing business in 2017.

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

Investing Activities

        Net cash used in investing activities amounted to RMB6.70 billion (US$973.6 million) in 2018. Our net cash used in investing activities in 2018 was primarily due to (i) RMB3.59 billion (US$522.7 million) capital expenditure relating to our construction of warehouses and leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software, and land use rights, (ii) RMB2.69 billion (US$391.4 million) used for purchase of short-term investments, offset by RMB747.8 million (US$108.8 million) from redemption of short term investments upon maturities, (iii) RMB963.7 million (US$140.2 million) investment in the equity method investments and other investments, and (iv) RMB764.0 million (US$111.1 million) cash paid for loan originations offered by our Internet finance business, offset by RMB519.5 million (US$75.6 million) received from loan payments.

        Net cash used in investing activities amounted to RMB2.03 billion in 2017. Our net cash used in investing activities in 2017 was primarily due to (i) RMB2.47 billion capital expenditure relating to our construction of warehouses and leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software, and land use rights, (ii) RMB240.0 million used for prepayment for an investment, and (iii) RMB354.0 million used for purchase of short-term investments, offset by (y) RMB279.3 million from disposal of an available-for-sales securities investment and (z) RMB796.7 million from net redemption of short-term investments.

        Net cash used in investing activities amounted to RMB1.67 billion in 2016. Our net cash used in investing activities in 2016 was primarily due to (i) RMB2.79 billion capital expenditure relating to our construction of warehouses and leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software, and land use rights, (ii) RMB58.3 million used in the investment in affiliates and other investments, (iii) RMB97.3 million used in the investment in available-for-sale investments, and (iv) RMB106.4 million used for acquisition of subsidiaries, offset by (y) RMB1.17 billion from net investment of short-term investments and (z) RMB240.1 million received from government subsidies for land use rights.

Financing Activities

        Net cash provided by financing activities amounted to RMB587.0 million (US$85.4 million) in 2018, primarily due to (i) RMB2.12 billion (US$307.7 million) of proceeds from bank and other borrowings, offset by RMB1.70 billion (US$246.7 million) of repayment to bank and other borrowings, and (ii) RMB969.0 million (US$140.9 million) of proceeds from issuance of securitization debt offset by RMB760 million (US$110.5 million) of repayment to issuance of securitization debt.

        Net cash provided by financing activities amounted to RMB7.17 billion in 2017, primarily due to (i) RMB910.3 million of proceeds from bank and other borrowings, (ii) RMB760.0 million of proceeds from issuance of securitization debt, and (iii) RMB5.61 billion of proceeds from issuance of Class A ordinary shares to the respective subsidiaries of Tencent and JD.com.

        Net cash used in financing activities amounted to RMB393.1 million in 2016, primarily due to (i) acquisition of non-controlling interest in an amount of RMB111.6 million, (ii) repurchase of Class A ordinary shares of RMB193.6 million, and (iii) repayment of bank borrowings of RMB98.0 million.

Capital Expenditures

        Our capital expenditures amounted to RMB2.79 billion, RMB2.47 billion, and RMB3.59 billion (US$522.7 million) in the years ended December 31, 2016, 2017, and 2018, respectively. Out of the foregoing capital expenditures, we paid RMB817.9 million, RMB275.8 million, and RMB1.07 billion (US$156.1 million) in the years ended December 31, 2016, 2017, and 2018, respectively, to acquire use right of lands located in China. Our capital expenditures were primarily for construction and expansion of warehouses, land use right, and other logistic infrastructure from 2016 through 2018. We expect our future capital expenditures to remain stable in 2019 and 2020. Approximately 79.0% of such capital expenditures are expected to be used to further expand our fulfillment capabilities and infrastructure expansions, approximately 5.3% of such capital expenditures are expected to be used to enhance our Vipshop Online Platform and IT systems, and approximately 15.7% of such capital expenditures are expected to be used for other purposes. We plan to fund these capital expenditures through our existing cash balances and our financing activities.

Holding Company Structure

        Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. We set aside amounts of RMB84.9 million, RMB95.6 million, and RMB121.1 million (US$17.6 million) to the general reserve during the years ended December 31, 2016, 2017, and 2018, respectively.

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

        Our technology and content expenses consist primarily of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our Vipshop Online Platform, including model fees and professional photography expenses. We incurred RMB1.56 billion, RMB1.81 billion, and RMB2.0 billion (US$291.0 million) in technology and content expenses in 2016, 2017, and 2018.

Intellectual Property

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2018, we owned 1,401 registered trademarks, 149 copyrights (including copyrights to 115 software products developed by us relating to various aspects of our operations), and 301 registered domain names that are material to our business, including vip.com and vipshop.com.

D.    Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2018 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

        Except for the guarantee provided to a bank under the cooperative lending arrangement as disclosed elsewhere in this annual report, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. See "Item 5.F. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations." We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.     Tabular Disclosure of Contractual Obligations

        We lease office space and certain equipment under non-cancelable operating lease agreements that expire at various dates from January 2019 through June 2026. These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our landlords. In the years ended December 31, 2016, 2017, and 2018, we incurred rental expenses of RMB248.3 million, RMB493.2 million, and RMB595.3 (US$86.6 million), respectively. Our purchase obligations as of December 31, 2016 amounted to RMB938.5 million, representing property, equipment, software contracts, and land use rights. Our purchase obligations as of December 31, 2017 amounted to RMB2,345.7 million, representing property, equipment, software contracts, and land use rights. Our purchase obligations as of December 31, 2018 amounted to RMB2,638.1 million (US$383.7 million), representing property, equipment, software contracts, and land use rights. In addition, we will purchase certain services from our business partners. In June 2017, we entered into a cooperative lending arrangement with a bank, whereby we and the bank will jointly fund financing to individuals. Under this arrangement, we are obligated to compensate the bank if the balance of outstanding principal of the bank's lending portion becomes overdue for more than 80 days. As of December 31, 2018, the balance of outstanding principal of the bank's lending portion under the arrangement was approximately RMB117.7 million (US$17.1 million).

        In March 2018, we agreed to invest in the capacity of a passive investor, up to US$250 million in a private equity fund, which focuses on technology-enabled consumer, retail, and related business. As of

December 31, 2018, the aggregate amount of our committed capital to the fund was RMB126.1 million (US$18.4 million). We will make further investment from time to time upon capital calls by the fund manager of the private equity fund.

        The following table sets forth our minimum contractual obligations and commitments as of December 31, 2018.

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB'000)
Operating lease obligations	751,294	398,044	257,024	88,289	7,937
Purchase obligations	2,638,129	2,334,925	295,352	7,852	—
Purchase of services	390,378	—	130,126	260,252	—
Short term loans	1,381,827	1,381,827	—	—	—
Securitization debt	1,024,823	1,024,823	—	—	—
Convertible senior notes	4,343,495	4,343,495	—	—	—

        We will fund our commitments and future investments with our existing cash balances, our financing activities, and operating cash flows. We have generated positive cash flows from our operating activities, and this cash flows will in term fund our various commitments and future investments. Our net cash generated from operating activities was RMB5.75 billion (US$835.7 million) for the year ended December 31, 2018.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	47	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	46	Vice Chairman of the Board of Directors, Chief Operating Officer
Martin Chi Ping Lau	46	Director
Jacky Yu Xu	47	Director
Chun Liu	51	Independent Director
Frank Lin	54	Independent Director
Xing Liu	48	Independent Director
Kathleen Chien	49	Independent Director
Nanyan Zheng	50	Independent Director
Donghao Yang	47	Chief Financial Officer
Daniel Kao	46	Chief Technology Officer
Yizhi Tang	45	Senior Vice President of Logistics

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

        Mr. Chun Liu has served as our director since March 2013. Mr. Chun Liu is currently the senior vice president of Phoenix TV. Prior to joining Phoenix TV, he served as the chief culture officer of Zhong Nan Wen Hua, senior vice president of iQiyi.com, managing director of Soho.com Inc. and chief operating officer of Sohu Video, respectively. Prior to joining Sohu, Mr. Liu worked with Phoenix TV from 2000 to 2011. His last position at Phoenix TV was the executive director and the head of Phoenix TV Beijing Program Center. Earlier in his career, Mr. Liu worked in the Youth Division and News Commentary Department at CCTV, China's state television broadcaster. As the executive producer of a famous program "News Investigation," he produced dozens of award winning documentaries. Mr. Chun Liu received an EMBA degree from Cheung Kong Graduate School of Business in China and a master's degree from the Communication University of China.

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

        Mr. Daniel Kao has served as our chief technology officer from June 2012 to October 2016, and again since April 2019. Mr. Kao also serves as an independent director of the board of ZTO Express (Cayman) Inc. (NYSE: ZTO). From January 2018 to April 2019, Mr. Kao served as the chief technology officer of Noah Holdings Limited (NYSE: NOAH). Mr. Kao has over 20 years of experience with leading e-commerce and Internet companies in the United States and China. From October 2010 to March 2012, Mr. Kao served as the director of site operation and quality engineering at eBay Inc. (Nasdaq: EBAY). During his tenure at eBay, Mr. Kao focused on customer service enhancements, online branding, and organization growth strategies. Prior to that, he was the enterprise architect at AccelOps, a provider of integrated data center and cloud service monitoring software solutions to enterprises and service providers, from October 2007 to July 2008. From March to October 2007, Mr. Kao co-founded and served as the chief technology officer of AdChina Ltd., a leading integrated Internet advertising platform in China. Mr. Kao received a bachelor's degree in computer science from Iowa State University in 1995.

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

B.    Compensation

        For the fiscal year ended December 31, 2018, we paid an aggregate of RMB13.5 million (US$2.0 million) in cash to our executive officers, and we paid an aggregate of RMB3.3 million (US$0.5 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entities are required by PRC law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Stock Incentive Plans

  2011 Stock Incentive Plan

        In March 2011, we adopted our 2011 Plan, in order to attract and retain the best available personnel, to provide additional incentives to employees, directors, officers, consultants and other eligible persons and to promote the success of our business. Under the 2011 Plan, the maximum number of shares may be granted is 7,350,000 ordinary shares. As of the date of this annual report, options to acquire 680,937 Class A ordinary shares have been granted and are outstanding under the 2011 Plan.

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

  2012 Share Incentive Plan

        In March 2012, we adopted our 2012 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator. The maximum aggregate number of shares that may be issued pursuant to our 2012 Plan is 9,000,000, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of this plan. As of the date of this annual report, options to acquire 380,481 Class A ordinary shares have been granted and are outstanding under the 2012 Plan.

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

  2014 Share Incentive Plan

        In July 2014, we adopted our 2014 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares, share appreciation rights, and other types of awards as deemed appropriate by the administrator. The maximum aggregate number of shares that may be issued pursuant to our 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors. In December 2017, we registered additional securities consisting of 5,237,297 Class A ordinary shares that were automatically added to our 2014 Plan, effective January 1, 2015, January 1, 2016 and January 1, 2017, pursuant to the evergreen provisions. As of the date of this annual report, options to acquire 605,000 Class A ordinary shares and 2,699,733 restricted shares have been granted and are outstanding under the 2014 Plan.

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

Share Incentive Grants

        The following table summarizes, for the year ended December 31, 2018, the outstanding options we granted to our directors and executive officers under the 2011 Plan, the 2012 Plan, and the 2014 Plan.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Eric Ya Shen	660,000	68.35	January 1, 2017	January 1, 2022
Donghao Yang	*	0.50	August 30, 2011	August 29, 2021
	*	0.50	January 1, 2013	December 31, 2022
	*	26.30	January 1, 2017	January 1, 2022
Yizhi Tang	*	0.50	March 18, 2011	March 17, 2021
	*	2.52	November 30, 2011	November 29, 2021
Nanyan Zheng	*	2.50	April 16, 2012	April 15, 2022
Kathleen Chien	*	2.50	April 16, 2012	April 15, 2022
Chun Liu	*	2.50	March 22, 2013	March 22, 2023

Note:

*
Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

        The following table summarizes, for the year ended December 31, 2018, the outstanding restricted shares we granted to our directors and executive officers under the 2012 Plan and the 2014 Plan.

Name	Number of Restricted Shares	Date of Grant
Arthur Xiaobo Hong	300,000	January 1, 2017
Donghao Yang	*	January 1, 2017
Bill Yanlin Huang(1)	*	October 1, 2016
Yizhi Tang	*	January 1, 2013
	*	January 1, 2017
Frank Lin	*	January 1, 2013
	*	April 1, 2016
Xing Liu	*	January 1, 2013
	*	April 1, 2016
Nanyan Zheng	*	January 1, 2013
	*	April 1, 2016
Kathleen Chien	*	January 1, 2013
	*	April 1, 2016
Chun Liu	*	March 22, 2013
	*	April 1, 2016

Notes:

*
Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

(1)
Bill Yanlin Huang resigned as our chief technology officer in April 2019.

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

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors and the shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders in a general meeting or by the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D.    Employees

        As of December 31, 2018, we had 57,638 full time employees, compared with 58,702 and 29,720 employees as of December 31, 2016 and 2017, respectively. We also employ independent contractors and part-time personnel from time to time. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2018:

Operations	Number of Employees
Merchandising	1,791
Products and technology support	2,081
Business development, sales and marketing	233
Internet finance	561
Customer services	1,828
Logistics and delivery	50,598
Administration and management	546

Total	57,638

        Our success depends on our ability to attract, retain and motivate qualified personnel. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our customers with superior services. We regularly provide our employees with training tailored to each job function to enhance performance and service quality.

        As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we also provide our employees fringe benefits such as free lunches and periodic appreciation payments to employees' family members. For the year ended December 31, 2018, we have not experienced any significant labor disputes.

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The calculations in the shareholder table below are based on 133,101,306 ordinary shares issued and outstanding as of March 31, 2019, comprising of (i) 116,590,948 Class A ordinary shares, excluding the 747,793 Class A ordinary shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans, and (ii) 16,510,358 Class B ordinary shares.

	Number of Ordinary Shares Beneficially Owned(1)	%(2)
Directors and Executive Officers** :
Eric Ya Shen(3)	16,895,358	12.7
Arthur Xiaobo Hong(4)	9,049,741	6.8
Martin Chi Ping Lau(5)	*	*
Jacky Xu(6)	*	*
Chun Liu(7)	*	*
Frank Lin(8)	*	*
Xing Liu(9)	*	*
Kathleen Chien(10)	*	*
Nanyan Zheng(11)	*	*
Donghao Yang(12)	*	*
Bill Yanlin Huang(12)(13)	*	*
Yizhi Tang(12)	*	*
All directors and executive officers as a group	27,881,305	20.9
Principal Shareholders :
Elegant Motion Holdings Limited(14)	16,510,358	12.4
Tencent Mobility Limited(15)	11,558,130	8.7
Windcreek Limited.(16)	9,644,034	7.2
High Vivacity Holdings Limited(17)	8,952,810	6.7

Notes:

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

(2)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2019.

(3)
Beneficially owned through Elegant Motion Holdings Limited, a British Virgin Islands company, and options of Mr. Eric Ya Shen granted under our share incentive plans to acquire Class A ordinary shares. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2019, Mr. Eric Ya Shen beneficially owned (i) 385,000 Class A ordinary shares issuable to Mr. Eric Ya Shen upon the exercise of options within 60 days after March 31, 2019, and (ii) 16,510,358 Class B ordinary shares held by Elegant Motion Holdings Limited, representing 58.7% of the aggregate voting power of our company.

(4)
Beneficially owned through High Vivacity Holdings Limited, a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust, and options of Mr. Hong granted under our share incentive plans to acquire Class A ordinary shares. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2019, Mr. Hong beneficially owned (i) 96,931 restricted shares that can be acquired by Mr. Arthur Xiaobo Hong within 60 days after March 31, 2018; and (ii) 8,952,810 Class A ordinary shares held by High Vivacity Holdings Limited.

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

(8)
The business address of Mr. Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, U.S.A.

(9)
Mr. Liu is a partner of Sequoia Capital China. The business address of Mr. Liu is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

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

(13)
Mr. Huang resigned as our chief technology officer in April 2019.

(14)
Elegant Motion Holdings Limited, or Elegant Motion, is a British Virgin Islands company. Elegant Motion is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by Elegant Motion, Eric Ya Shen and Xiaochun Zhang on the Schedule 13G/A filed with the SEC on February 12, 2019. The registered address of Elegant Motion Holdings Limited is Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

(15)
Tencent Mobility Limited is a company limited by shares incorporated in Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on Hong Kong Stock Exchange, as reported by Tencent Holdings Limited on the Schedule 13D/A filed with the SEC on March 7, 2019. The principal office address of Tencent Mobility Limited is 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong.

(16)
Windcreek Limited is a company incorporated in the British Virgin Islands. Windcreek Limtied is ultimately wholly owned by JD.com, Inc., a public company whose ADS are traded on the Nasdaq Global Select Market, as reported by JD.com, Inc. on the Schedule 13D/A filed with the SEC on June 13, 2018. The registered address of Windcreek Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(17)
High Vivacity Holdings Limited, or High Vivacity, is a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by High Vivacity and Arthur Xiaobo Hong on the Schedule 13G/A filed with the SEC on February 12, 2019. The registered address of High Vivacity Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

        To our knowledge and based on our review of our register of shareholders as of March 31, 2019, 92,585,040 Class A ordinary shares were held of record by one holder that resides in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. For the different voting rights of our Class A ordinary shareholders and Class B ordinary shareholders, please refer to "Item 4.A. Information on the Company—History and Development of the Company—Our Company." We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

        For the options granted to our directors, officers and employees, please refer to "Item 6.B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        Please refer to "Item 6.E. Directors, Senior Management and Employees—Share Ownership."

B.    Related Party Transactions

Contractual Arrangements

        Our wholly-owned subsidiary, Vipshop China, has entered into a series of contractual arrangements with our consolidated affiliated entity, Vipshop E-Commerce, and its shareholders, which enable us to exercise effective control over Vipshop E-Commerce, receive substantially all of the economic benefits of Vipshop E-Commerce through service fees in consideration for the technical and consulting services provided by Vipshop China, and have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in Vipshop E-Commerce to the extent permitted under PRC laws, regulations and legal procedures. For a description of these contractual arrangements, see "Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Vipshop E-Commerce."

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

        Other than transactions with Tencent and JD.com, we purchased products and goods from companies controlled by our director and ordinary shareholder, in the amount of RMB247.9 million (US$36.1 million) for the year ended December 31, 2018. As of December 31, 2018, the amounts due to companies controlled by our director and ordinary shareholders were RMB42.4 million (US$6.2 million), which was unsecured and interest free. We also provided logistic service to companies controlled or significantly influenced by our directors and ordinary shareholders in the amount of RMB1.8 million (US$0.3 million) for the year ended December 31, 2018. As of December 31, 2018, the amounts due from companies controlled or significantly influenced by our directors and ordinary shareholders were RMB9.5 million (US$1.4 million), which were unsecured and interest free.

Transactions with Other Related Parties

        We purchased products and goods from companies significantly influenced by us in the amount of RMB92.5 million (US$13.5 million), and engaged one of our affiliate to provide advertising service in the amount of RMB1.6 million (US$0.2 million), for the year ended December 31, 2018. As of December 31, 2018, the amount due to companies significantly influenced by us and our shareholders were RMB280.7 million (US$40.8 million), which were unsecured and interest free.

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

Litigation

        We and certain of our officers and directors were named as defendants in two putative securities class actions filed in the U.S. District Court for the Southern District of New York: Heller v. Vipshop Holdings Limited et al. , Civil Action No. 1:15-cv-03870-LTS (S.D.N.Y.) (filed on May 19, 2015) and Schwartz v. Vipshop Holdings Limited et al. , Civil Action No. 1:15-cv-05097-LTS (S.D.N.Y.) (filed on June 30, 2015). The complaints in both putative class actions allege that certain of our financial statements and other public disclosures contained misstatements or omissions and assert claims under the U.S. securities laws. On September 15, 2015, the court consolidated the two actions, and appointed a lead plaintiff and approved the lead plaintiff's selection of lead counsel for the consolidated action. On November 24, 2015, the lead plaintiff filed a Notice of Voluntary Dismissal Without Prejudice which was entered by the court, voluntarily dismissing, without prejudice, all claims in the consolidated action.

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

C.    Material Contracts

        Other than in the ordinary course of business and other than those described under this item, in "Item 4. Information on the Company," "Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions" or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: (i) a subscription agreement dated December 17, 2017 by and among Windcreek Limited, Tencent Mobility Limited and Vipshop Holdings Limited; (ii) a business cooperation framework agreement dated December 17, 2017 by and among JD.com and Vipshop Holdings Limited; (iii) a strategic cooperation framework agreement dated December 17, 2017 by and among Shenzhen Tencent Computer Systems Company Limited and Vipshop Holdings Limited; and (iv) an investor rights agreement dated December 29, 2017 by and among Vipshop Holdings Limited, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elephant Motion Holdings Limited, High Vivacity Holdings Limited, Windcreek Limited and Tencent Mobility Limited.

D.    Exchange Controls

        See "Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Currency Exchange."

E.    Taxation

Cayman Islands Taxation

        According to Travers Thorp Alberga, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

PRC Enterprise Income Tax Law

        Under the EIT Law, an enterprise established outside of China with "de facto management bodies" within China is considered a PRC "resident enterprise," meaning it can be treated in a manner similar to a PRC enterprise for EIT purposes, although the dividends paid to a PRC resident enterprise from another may qualify as "tax-exempt income." The implementation rules of the EIT Law define a "de facto management body" as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. SAT Circular 82 issued by SAT on April 22, 2009 specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC "resident enterprises" if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in China; and (iv) at least half of the enterprise's directors with voting rights or senior management reside in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 may reflect SAT's general position on how the "de facto management body" test should be applied in determining tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

PRC Value-Added Tax (VAT) Law

        China started to apply VAT in 1984 on 24 specified taxable items until a structural reform on taxation system was implemented in 1994. In December 1993, the PRC State Council promulgated the Provisional Regulation of the People's Republic of China on Value-Added Tax, which went effective on January 1, 1994 and amended on February 6, 2016 and November 19, 2017, respectively, and is currently effective in China. According to this provisional regulation, VAT should be paid by enterprises or individuals who sell merchandise or labor services of processing, repairing or assembling, sell services, intangible assets or real property, or import goods within China on the added value derived from their production and/or services. Based on the categories of taxable goods and services, different flat rates are adopted ranging from zero to 17%. We also conduct product promotional activities for certain brands on our Vipshop Online Platform. Prior to January 1, 2012, pursuant to Provisional Regulation of the People's Republic of China on Business Tax which was abolished on November 19, 2017 and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, MOF and SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. On March 23, 2016, MOF and SAT issued the SAT Circular 36. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Tax and Amending the Provisional Regulation of China on Value-added Tax, pursuant to which, PRC tax authorities will collect VAT in lieu of business tax for all industries which should have been collected business tax within the PRC territory. Pursuant to the Provisional Regulation of China on Value-added Tax, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, shall be subject to VAT with a VAT rate ranging from 6% to 17%. On April 4, 2018, MOF and SAT jointly promulgated Circular 32, which took effect on May 1, 2018 and was applicable to our company from May 1, 2018 to March 31, 2019. According to Circular 32: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11% respectively, tax rates are adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, the deduction rate is adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, the taxes are calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. To further reduce VAT, on March 30, 2019, MOF, SAT, and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019. According to the announcement: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 16% and 10%, tax rates are adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, the deduction rate is adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, the taxes are calculated at the deduction rate of 10%; (iv) for exported goods originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate is adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate is adjusted to 9%.

        To compute the VAT payable, the subject taxpayer needs to separately calculate the output tax and the input tax for the applicable period. The VAT payable is the difference between the output tax and the input tax. The formula for computing the tax payable is:

        VAT payable = Output tax payable for the applicable period minus Input tax receivable for the same applicable period

        As of December 31, 2016, 2017, and 2018, we had VAT recoverable of approximately RMB555.9 million, RMB791.2 million, and RMB770.9 million (US$112.1 million) respectively. VAT recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB258.2 million, RMB526.0 million, RMB749.1 million (US$109.0 million) as of December 31, 2016, 2017, and 2018, respectively, included as tax payable. We do not net off VAT recoverable and payable from different entities within our group companies.

United States Federal Income Tax Considerations

        The following is a summary of United States federal income tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, United States expatriates, persons liable for alternative minimum tax, holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, holders required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary of United States federal income tax considerations does not discuss any state, local, or non-United States tax considerations, any non-income tax (such as gift or estate tax) considerations, or the Medicare Tax. Each U.S. Holder is advised to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

        A non-United States corporation, such as our company, will be a PFIC for United States federal income tax purposes for any taxable year if either (a) 75% or more of its gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

        Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for the current or one or more future taxable years.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing demand deposits and short-term investments, and interest rates associated with the 2014 offering. The convertible senior notes we issued in the 2014 offering bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. Based on our cash balance as of December 31, 2018, a one basis point decrease in interest rates would only result in a minimal decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risks associated with fluctuating interest rates are principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

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

        The Renminbi has fluctuated significantly against the U.S. dollar during the reporting periods presented, from a rate of RMB6.9430 to US$1.00 as of December 30, 2016 to a rate of RMB6.5063 to US$1.00 as of December 31, 2017 and to a rate of RMB6.8755 to US$1.00 as of December 31, 2018. We are exposed to currency risk attributable to foreign currencies denominated monetary assets and liabilities that are different from the respective group entities' functional currency, while as these monetary assets and liabilities are not material, and all of our revenues and most of our expenses are denominated in Renminbi, the changes in the exchange rates of Renminbi against U.S. dollars have not historically materially impacted our results of operations.

        We are not currently subject to any significant direct foreign exchange risk and accordingly, we have not hedged exposures denominated in foreign currencies, nor do we have any other derivative financial instruments outstanding. Based on the amount of our cash, cash equivalents and restricted cash as of December 31, 2018, a 1.0% change in the exchange rate between the Renminbi and the U.S.

dollar would result in an increase or decrease of RMB8.9 million (US$1.3 million) to our cash, cash equivalents and restricted cash.

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

Fees and Other Payments Made by the Depositary to Us

        The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and, (iii) our reimbursable expenses related to the program are not known at this time.

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

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

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

        Our management conducted an assessment of the effectiveness of our company's internal control over financial reporting as of December 31, 2018 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

        Deloitte Touche Tohmatsu, our independent registered public accounting firm, audited the financial statements included in this annual report and issued an attestation report on our management's assessment of our company's internal control over financial reporting as of December 31, 2018.

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

	2017	2018
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	12,500	14,000	2,036
Audit-Related Fees(2)	1,387	1,443	210
Tax Fees(3)	140	838	122
All Other Fees(4)	630	—	—

Notes:

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

(4)
"All Other Fees" represent the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in (1), (2), and (3).

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

ITEM 18.    FINANCIAL STATEMENTS

        The consolidated financial statements of Vipshop Holdings Limited are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number		Document
1.1		Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)
1.2		Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on September 15, 2014 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 16, 2014)
2.1		Form of Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)
2.2		Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-181559) filed with the Securities and Exchange Commission on May 21, 2012)
2.3		Form of Amendment to Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 99.(A)(2) to the Registration Statement on Form F-6EF filed by Deutsche Bank Trust Company Americas with the Securities and Exchange Commission on October 21, 2014)
2.4		Amended and Restated Shareholders' Agreement, among the Registrant and other parties thereto dated as of April 11, 2011 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)
4.1		2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)
4.2		2012 Share Incentive Plan (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)
4.3		2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8, as amended, initially filed with the Securities and Exchange Commission on October 22, 2014)
4.4		Form of Employment Agreement between the Registrant and the executives of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)
4.5	*	Form of Exclusive Business Cooperation Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed exclusive business cooperation agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant

Exhibit Number		Document
4.6	*	Form of Equity Interest Pledge Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated entity of the Registrant, and shareholders of the consolidated affiliated entity of the Registrant , as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant
4.7	*	Form of Exclusive Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated entity of the Registrant, and shareholders of the consolidated affiliated entity of the Registrant , as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant
4.8	*	Form of Power of Attorney by shareholders of a consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed powers of attorney adopting the same form in respect of a consolidated affiliated entity of the Registrant
4.9	*	Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated affiliated ntity of the Registrant
4.10		Form of Indemnity Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)
4.11		English Translation of Contract for Assignment of State-owned Construction Land Use Right dated July 16, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 14, 2017)
4.12		English Translation of Contract for Assignment of State-owned Construction Land Use Right dated August 20, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd. (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 14, 2017)
4.13		Subscription Agreement dated December 17, 2017, among the Registrant, Windcreek Limited and Tencent Mobility Limited (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 18, 2017)
4.14		Business Cooperation Framework Agreement dated December 17, 2017 among the Registrant and JD.com, Inc. (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on January 8, 2018)
4.15		Strategic Cooperation Framework Agreement dated December 17, 2017 among the Registrant and Shenzhen Tencent Computer Systems Company Limited (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-86788) filed by Tencent Holdings Limited with the Securities and Exchange Commission on January 8, 2018)

Exhibit Number		Document
4.16		Investor Rights Agreement dated December 29, 2017 among the Registrant, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elephant Motion Holdings Limited, High Vivacity Holdings Limited, Windcreek Limited and Tencent Mobility Limited (incorporated by reference to Exhibit 99.4 to Schedule 13D (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on January 8, 2018)
8.1	*	List of Significant Consolidated Entities of the Registrant
11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)
12.1	*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Deloitte Touche Tohmatsu
15.2	*	Consent of Han Kun Law Offices
15.3	*	Consent of Travers Thorp Alberga
101.INS	*	XBRL Instance Document
101.SCH	*	XBRL Taxonomy Extension Scheme Document
101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 18, 2019

VIPSHOP HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited, its subsidiaries, its consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Group") as of December 31, 2018 and 2017, the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2018, the related notes and the schedule listed in the Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

        Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2019, expressed an unqualified opinion on the Group's internal control over financial reporting.

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
April 18, 2019
We have served as the Group's auditor since 2011.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of Vipshop Holdings Limited, its subsidiaries, its consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Group") as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Group and our report dated April 18, 2019, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 18, 2019

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and par value data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(ad)
ASSETS
Current assets:
Cash and cash equivalents	9,973,891	9,540,556	1,387,616
Restricted cash	248,101	497,916	72,419
Short term investments	245,981	2,321,244	337,611
Accounts receivable, net	4,803,527	5,674,731	825,355
Amounts due from related parties	10,191	17,475	2,542
Other receivables and prepayments, net	3,674,196	3,594,736	522,833
Loan receivables, net	—	310,873	45,215
Inventories	6,960,251	5,368,106	780,759

Total current assets	25,916,138	27,325,637	3,974,350

Property and equipment, net	6,660,825	8,531,483	1,240,853
Deposits for property and equipment	307,859	176,556	25,679
Land use rights, net	3,077,770	3,885,578	565,134
Intangible assets, net	400,994	353,108	51,358
Investment in equity method investees	66,334	667,427	97,073
Other investments	533,922	1,470,551	213,882
Other long-term assets	366,760	396,447	57,661
Goodwill	367,106	367,106	53,393
Deferred tax assets, net	285,112	388,770	56,544

Total assets	37,982,820	43,562,663	6,335,927

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and par value data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(ad)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable (Including accounts payable of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB87,926 and RMB85,257 as of December 31, 2017 and 2018, respectively)	11,445,109	11,630,172	1,691,538
Advances from customers (Including advances from customers of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB965,275 and RMB751,615 as of December 31, 2017 and 2018, respectively)	2,339,914	1,473,134	214,258
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB1,618,716 and RMB2,689,273 as of December 31, 2017 and 2018, respectively).	3,537,151	5,512,605	801,775
Amounts due to related parties (Including amounts due to related parties of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB616 and RMB22,225 as of December 31, 2017 and 2018, respectively)	65,022	323,108	46,994
Deferred income (Including deferred income of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB54,543 and RMB204,925 as of December 31, 2017 and 2018, respectively)	203,179	367,512	53,452
Securitization debt (Including securitization debt of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of nil and nil as of December 31, 2017 and 2018, respectively)	760,000	969,000	140,935
Short term loans (Including short term loans of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of nil and nil as of December 31, 2017 and 2018, respectively)	907,310	1,343,160	195,355
Convertible senior notes (Including convertible senior notes of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of nil and nil as of December 31, 2017 and 2018, respectively)	—	4,327,268	629,375

Total current liabilities	19,257,685	25,945,959	3,773,682

Deferred tax liability (Including deferred tax liability of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB4,224 and RMB3,617 as of December 31, 2017 and 2018, respectively)	17,007	4,960	721
Deferred income (Including deferred income of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of RMB838 and RMB298 as of December 31, 2017 and 2018, respectively)	362,649	400,951	58,316
Convertible senior notes (Including convertible senior notes of the consolidated VIEs and VIEs' subsidiaries without recourse to the Company of nil and nil as of December 31, 2017 and 2018, respectively)	4,094,903	—	—

Total liabilities	23,732,244	26,351,870	3,832,719

Commitments and contingencies (Note 27)

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and par value data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(ad)
SHAREHOLDERS' EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 114,716,587 and 116,395,883 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	74	75	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	11	11	2
Additional paid-in capital	8,715,995	9,385,216	1,365,023
Retained earnings	5,602,681	7,907,396	1,150,083
Accumulated other comprehensive loss	(24,242)	(30,883)	(4,490)

Total Vipshop Holdings Limited shareholders' equity	14,294,519	17,261,815	2,510,629

Non-controlling interests	(43,943)	(51,022)	(7,421)

Total shareholders' equity	14,250,576	17,210,793	2,503,208

Total liabilities and shareholders' equity	37,982,820	43,562,663	6,335,927

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(ad)
Net revenues:
Product revenues (Note 4)	55,281,900	71,171,653	81,510,275	11,855,178
Other revenues (Note 4)	1,309,402	1,740,660	3,013,673	438,321

Total net revenues	56,591,302	72,912,313	84,523,948	12,293,499

Cost of revenues (Including inventory write-down of RMB303,233, RMB206,733 and RMB440,823 for the years ended December 31, 2016, 2017 and 2018, respectively)	(42,994,688)	(56,618,471)	(67,454,981)	(9,810,920)

Gross profit	13,596,614	16,293,842	17,068,967	2,482,579

Operating expenses:
Fulfillment expenses (Including shipping and handling expenses of RMB2,578,491, RMB3,830,229 and RMB4,498,678 for the years ended December 31, 2016, 2017 and 2018, respectively)	(4,904,526)	(6,899,654)	(7,489,393)	(1,089,287)
Marketing expenses	(2,837,680)	(2,978,621)	(3,240,450)	(471,304)
Technology and content expenses	(1,563,582)	(1,808,452)	(2,000,894)	(291,018)
General and administrative expenses	(1,941,146)	(2,447,724)	(2,674,179)	(388,943)

Total operating expenses	(11,246,934)	(14,134,451)	(15,404,916)	(2,240,552)

Other operating income	358,029	531,055	757,062	110,110

Income from operations	2,707,709	2,690,446	2,421,113	352,137
Impairment loss of investments	(114,574)	(133,026)	(20,073)	(2,919)
Interest expenses	(85,195)	(82,435)	(159,744)	(23,234)
Interest income	107,044	101,125	242,872	35,324
Exchange gain (loss)	51,100	(90,872)	71,065	10,336
Gain on disposal or revaluation of investments	—	55,615	191,842	27,902

Income before income tax expense and share of loss of equity method investees	2,666,084	2,540,853	2,747,075	399,546
Income tax expense	(601,828)	(626,140)	(566,604)	(82,409)
Share of loss of equity method investees, net of tax of nil	(71,489)	(22,280)	(46,999)	(6,836)

Net income	1,992,767	1,892,433	2,133,472	310,301
Net loss (income) attributable to non-controlling interests	44,050	57,222	(4,685)	(681)

Net income attributable to Vipshop Holdings Limited's shareholders	2,036,817	1,949,655	2,128,787	309,620

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares for computing earnings per Class A and Class B ordinary share:
—Basic	115,958,088	117,554,229	132,266,157	132,266,157
—Diluted	125,817,183	125,715,833	140,083,610	140,083,610
Net earnings per Class A and Class B ordinary share
—Basic	17.57	16.59	16.09	2.34
—Diluted	16.86	15.94	15.61	2.27
Net income	1,992,767	1,892,433	2,133,472	310,301
Other comprehensive gain (loss):
Foreign currency translation, net of tax of nil	(288,956)	342,348	(7,083)	(1,030)
Fair value change of available-for-sale investments, net of tax of nil	(17,042)	32,633	—	—
Reclassification adjustments for loss (gain) included in net income	36,567	(55,615)	—	—

Comprehensive income	1,723,336	2,211,799	2,126,389	309,271

Less: Comprehensive (loss) gain attributable to non-controlling interests	(40,854)	(57,222)	4,685	681

Comprehensive income attributable to Vipshop Holdings Limited's shareholders	1,764,190	2,269,021	2,121,704	308,590

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders' Equity
	Class A ordinary shares		Class B ordinary shares
						Treasury shares
									Accumulated other comprehensive income (loss)
	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	No. of shares	Amount	Retained Earnings		Non- controlling interests	Total
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	100,085,519	65	16,510,358	11	2,838,591	(1,614,135)	(844,711)	1,616,209	(70,981)	74,083	3,613,267
Net income	—	—	—	—	—	—	—	2,036,817	—	(44,050)	1,992,767
Issuance of ordinary shares upon exercise of share options	560,930	—	—	—	5,747	—	—	—	—	—	5,747
Issuance of ordinary shares upon vesting of shares awards	861,815	1	—	—	(1)	—	—	—	—	—	—
Re-issuance of treasury shares upon vesting of shares awards	—	—	—	—	(137,270)	257,217	137,270	—	—	—	—
Share-based compensation expense	—	—	—	—	475,653	—	—	—	—	—	475,653
Non-controlling interests arising from business combinations	—	—	—	—	—	—	—	—	—	73,637	73,637
Purchase additional ownership interests in subsidiaries	—	—	—	—	(52,594)	—	—	—	—	(59,042)	(111,636)
Capital contribution from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	1,800	1,800
Foreign currency translation	—	—	—	—	—	—	—	—	(292,152)	3,196	(288,956)
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	(17,042)	—	(17,042)
Reclassification adjustment for loss included in net income	—	—	—	—	—	—	—	—	36,567	—-	36,567

Balance as of December 31, 2016	101,508,264	66	16,510,358	11	3,130,126	(1,356,918)	(707,441)	3,653,026	(343,608)	49,624	5,781,804

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders' Equity
	Class A ordinary shares		Class B ordinary shares
						Treasury shares
									Accumulated other comprehensive income (loss)
	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	No. of shares	Amount	Retained earnings		Non- controlling interests	Total
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	101,508,264	66	16,510,358	11	3,130,126	(1,356,918)	(707,441)	3,653,026	(343,608)	49,624	5,781,804
Net income	—	—	—	—	—	—	—	1,949,655	—	(57,222)	1,892,433
Issuance of ordinary shares to new investors	13,184,910	8	—	—	5,610,329	—	—	—	—	—	5,610,337
Issuance of ordinary shares upon vesting of shares awards	23,413	—	—	—	—	—	—	—	—	—	—
Re-issuance of treasury shares upon exercise of share options	—	—	—	—	(234,409)	454,708	240,378	—	—	—	5,969
Re-issuance of treasury shares upon vesting of shares awards	—	—	—	—	(467,063)	902,210	467,063	—	—	—	—
Share-based compensation expense	—	—	—	—	667,098	—	—	—	—	—	667,098
Purchase additional ownership interests in subsidiaries	—	—	—	—	9,914	—	—	—	—	(36,345)	(26,431)
Foreign currency translation	—	—	—	—	—	—	—	—	342,348	—	342,348
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	32,633	—	32,633
Reclassification adjustment for gain included in net income	—	—	—	—	—	—	—	—	(55,615)	—	(55,615)

Balance as of December 31, 2017	114,716,587	74	16,510,358	11	8,715,995	—	—	5,602,681	(24,242)	(43,943)	14,250,576

Adoption of new accounting standards (Note 2(ao))	—	—	—	—	—	—	—	175,928	442	—	176,370
Net income	—	—	—	—	—	—	—	2,128,787	—	4,685	2,133,472
Issuance of ordinary shares upon exercise of share options	356,736	—	—	—	3,947	—	—	—	—	—	3,947
Issuance of ordinary shares upon vesting of shares awards	1,322,560	1	—	—	(1)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	671,210	—	—	—	—	—	671,210
Purchase additional ownership interests in subsidiaries	—	—	—	—	(5,935)	—	—	—	—	(12,764)	(18,699)
Capital contribution from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	1,000	1,000
Foreign currency translation	—	—	—	—	—	—	—	—	(7,083)	—	(7,083)

Balance as of December 31, 2018	116,395,883	75	16,510,358	11	9,385,216	—	—	7,907,396	(30,883)	(51,022)	17,210,793

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(ad)
Cash flows from operating activities:
Net income	1,992,767	1,892,433	2,133,472	310,301
Adjustments to reconcile net income to net cash by operating activities:
Provision for allowance for doubtful accounts	57,743	130,862	175,405	25,512
Inventory write-down	303,233	206,733	440,823	64,115
Depreciation of property and equipment	610,976	720,840	770,290	112,034
Amortization of intangible assets	363,977	340,816	47,842	6,958
Amortization of land use rights	37,657	55,545	71,601	10,414
Gains (losses) on disposal of property and equipment and other assets	10,499	(4,170)	762	111
Share-based compensation expenses	475,653	667,098	671,210	97,623
Share of loss of equity method investees	71,489	22,280	46,999	6,836
Impairment loss of other investments	114,574	133,026	20,073	2,919
Unrealized gains on short term investments	(31,855)	(16,934)	(48,604)	(7,069)
Amortization of debt issuance costs	35,824	5,950	—	—
Gain on disposal or revaluation of investments	—	(55,615)	(191,842)	(27,902)
Changes in operating assets and liabilities:
Accounts receivable	(1,951,397)	(2,655,862)	(64,931)	(9,444)
Amounts due from related parties	30,251	(1,839)	(7,284)	(1,059)
Other receivables and prepayments	(323,182)	(1,265,051)	124,418	18,095
Inventories	(685,018)	(2,240,420)	291,781	42,438
Deferred tax assets	(10,119)	(70,297)	(103,658)	(15,076)
Accounts payable	1,553,400	3,217,304	(140,746)	(20,471)
Advances from customers	690,402	(347,538)	(873,914)	(127,106)
Accrued expenses and other current liabilities	(305,221)	290,818	1,985,677	288,805
Amounts due to related parties	(186,533)	12,293	258,086	37,537
Deferred income	55,549	26,554	150,335	21,865
Deferred tax liability	(79,256)	(83,575)	(12,047)	(1,752)

Net cash generated from operating activities	2,831,413	981,251	5,745,748	835,684

Cash flows from investing activities:
Purchases of property and equipment	(1,967,645)	(2,197,773)	(2,519,673)	(366,471)
Purchases of land use rights	(199,642)	(275,810)	(1,073,370)	(156,115)
Government subsidies received for land use rights	240,069	117,825	52,300	7,607
Deposits paid for acquisition of land use rights	(618,219)	—	—	—
Proceed from disposal of property and equipment and other assets	13,385	9,290	4,936	718
Purchases of other assets	(5,121)	(867)	(917)	(133)
Purchases of short term investments	(2,165,000)	(354,000)	(2,691,032)	(391,394)
Redemption of short term investments upon maturities	3,332,482	796,729	747,766	108,758
Investment in equity method investees and other investments	(155,641)	(16,783)	(963,699)	(140,164)
Acquisition of subsidiaries, net of cash acquired of RMB19,490 , RMB174 and nil in 2016, 2017 and 2018, respectively	(106,365)	(4,701)	—	—
Deposits for investment in equity method investees and other investments	—	(240,000)	—	—
Disposal of an available-for-sale investment	—	279,295	—	—
Cash paid for loan originations	(46,305)	(188,960)	(764,020)	(111,122)
Cash received from loan repayments	—	46,149	519,519	75,561
Other investing activities	9,000	(3,000)	(5,622)	(820)

Net cash used in investing activities	(1,669,002)	(2,032,606)	(6,693,812)	(973,575)

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands)

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(ad)
Cash flows from financing activities:
Proceeds from bank and other borrowings	3,000	910,310	2,115,285	307,655
Repayment to bank and other borrowings	(98,000)	(3,000)	(1,695,885)	(246,656)
Capital contributions from non-controlling interests	1,380	—	1,000	145
Acquisition of non-controlling interests	(111,636)	(25,855)	(18,699)	(2,719)
Partial redemption of convertible senior notes	—	(21,697)	—	—
Repurchase of ordinary shares	(193,619)	—	—	—
Proceeds from issuance of securitization debt	—	760,000	969,000	140,935
Repayment of securitization debt	—	—	(760,000)	(110,537)
Proceeds from issuance of ordinary shares to new investors	—	5,610,337	—	—
Proceeds from issuance of ordinary shares upon exercise of share options	5,747	5,969	3,947	574
Deferred settlement of acquisition of subsidiaries	—	(64,990)	(27,680)	(4,026)
Other financing activities	—	(1,250)	—	—

Net cash (used in) provided by financing activities	(393,128)	7,169,824	586,968	85,371

Effect of exchange rate changes on cash, cash equivalents and restricted cash	15,910	(6,054)	177,576	25,828

Net increase (decrease) in cash, cash equivalents and restricted cash	785,193	6,112,415	(183,520)	(26,692)
Cash, cash equivalents and restricted cash at beginning of the period	3,324,384	4,109,577	10,221,992	1,486,727

Cash, cash equivalents and restricted cash at end of the period	4,109,577	10,221,992	10,038,472	1,460,035

Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents	4,109,577	9,973,891	9,540,556	1,387,616
Restricted cash	—	248,101	497,916	72,419

Total cash, cash equivalents and restricted cash at end of the period	4,109,577	10,221,992	10,038,472	1,460,035

Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	85,195	82,435	159,744	23,234
Income tax paid	631,129	948,915	956,291	139,087
Supplemental disclosure of non-cash investing and financing activities:
Payables incurred for purchase of property and equipment	271,999	9,971	4,626	673
Payables for acquisition of subsidiaries	74,352	—	—	—

        The non-cash transaction from acquisition of a subsidiary by acquiring additional equity interests in an equity method investees during the year ended December 31, 2016 are set out in Note 3(a).

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and principal activities

        Vipshop Holdings Limited (the "Company") was incorporated in the Cayman Islands on August 27, 2010. The Company, through its subsidiaries, its consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group"), operate online platforms that offer high-quality branded products to consumers in the People's Republic of China (the "PRC") through flash sales on its vipshop.com, vip.com and lefeng.com online platforms. Flash sale represents an online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and principal activities (Continued)

        As of December 31, 2018, the Company's significant subsidiaries and consolidated VIEs consist of the following:

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholdings	Principal activities
Vipshop International Holdings Limited ("Vipshop HK")	October 22, 2010	Hong Kong	100%	Investment holding and online retail
Vipshop (China) Co., Ltd. (the "WFOE")	January 20, 2011	China	100%	Warehousing, logistics, procurement, research and development, consulting
Vipshop (Kunshan) E-Commerce Co., Ltd. ("Vipshop Kunshan")	August 2, 2011	China	100%	Warehousing and logistics
Vipshop (Jianyang) E-Commerce Co., Ltd. ("Vipshop Jianyang")	February 22, 2012	China	100%	Warehousing and logistics
Vipshop (Tianjin) E-Commerce Co., Ltd. ("Vipshop Tianjin")	July 31, 2012	China	100%	Warehousing and logistics
Guangzhou Pinwei Software Co., Ltd. ("Pinwei Software")	December 6, 2012	China	100%	Software development and information technology support
Vipshop (Zhuhai) E-Commerce Co., Ltd. ("Vipshop Zhuhai")	July 16, 2013	China	100%	Supplier chain service
Vipshop (Hubei) E-Commerce Co., Ltd. ("Vipshop Hubei")	July 4, 2013	China	100%	Warehousing and logistics
Shanghai Pinzhong Commercial Factoring Co., Ltd. ("Pinzhong Factoring")	August 1, 2013	China	100%	Business financing
Chongqing Vipshop E-Commerce Co., Ltd. ("Vipshop Chongqing")	October 22, 2013	China	100%	Warehousing and logistics
Vipshop (Zhaoqing) E-Commerce Co., Ltd. ("Vipshop Zhaoqing")	November 22, 2013	China	100%	Warehousing and logistics

Name of consolidated VIEs	Date of incorporation	Place of incorporation	Economic interest held	Principal activities
Guangzhou Vipshop E-Commerce Co., Ltd. ("Vipshop E-Commerce")	June 22, 2017	China	VIE	Online retail

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

(b) Principles of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiaries, its consolidated VIEs and VIEs' subsidiaries for which the Company is the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated on consolidation.

        The Group evaluates the need to consolidate its VIEs and VIEs' subsidiaries in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

        As foreign-invested companies engaged in internet-based businesses is subject to significant restrictions under current PRC laws and regulations, the Group and its PRC subsidiaries, Vipshop China and Lefeng (Shanghai) Information Technology Co., Ltd. ("Lefeng Information"), as wholly foreign owned enterprises (the "WFOE"), are both restricted from holding the licenses that are necessary for the online operation in China. To comply with these restrictions, the Group conducts the Internet-related operations in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group ("Nominee Shareholders").

        In order to exercise effective control over these PRC domestic companies, the Company, through the WFOE, entered into a series of contractual arrangements with these PRC domestic companies and the Nominee Shareholders, pursuant to which the Group is entitled to receive effectively all economic benefits generated from the Nominee Shareholders' equity interests in these PRC domestic companies. By entering into a series of contractual arrangements, the Group established four sets of VIEs: (i) Vipshop China, Vipshop E-Commerce and shareholders of Vipshop E-Commerce; (ii) Vipshop China, Vipshop Information Technology Co., Ltd. ("Vipshop Information") and shareholders of Vipshop Information; (iii) Lefeng Information, Tianjin Pinjian E-Commerce Co., Ltd. ("Tianjin Pinjian") and shareholders of Tianjin Pinjian; and (iv) Vipshop China, Pin Jun Tong Enterprise Management & Consulting Co., Ltd. ("Pin Jun Tong") and shareholders of Pin Jun Tong. The Group has concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Group is the ultimate primary beneficiary.

        The following is a summary of the contractual agreements (collectively, "Contractual Agreements") that the Group, through the WFOE, entered into with the consolidated VIEs and their Nominee Shareholders:

  Equity Interest Pledge Agreements

        The Nominee Shareholders of these PRC domestic companies pledged all their equity interests in these PRC domestic companies as collateral to ensure that these PRC domestic companies fully performs its obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Loan Agreement, and pays the consulting and service fees and repays the loan and the

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(b) Principles of consolidation (Continued)

accrued interests to the WFOE when the same becomes due. The agreement will remain in effect until all of the obligations of these PRC domestic companies under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Loan Agreement have been duly performed or terminated.

  Exclusive Option Agreements

        The Nominee Shareholders of these PRC domestic companies granted the WFOE an irrevocable and exclusive right to purchase, or designate one or more persons to purchase, their equity interest in these PRC domestic companies at the WFOE's sole and absolute discretion to the extent permitted by the PRC laws. The purchase price is equal to the higher of: (i) the amount of registered capital actually contributed by the equity holder; or (ii) a minimum price permitted by applicable PRC laws.

  Power of Attorney Agreements

        The Nominee Shareholders of these PRC domestic companies irrevocably authorized the WFOE to exercise the rights related to their shareholdings, including attending shareholders' meetings and voting on their behalf on all matters, including but not limited to matters related to the transfer, pledge or disposition of their respective equity interests in these PRC domestic companies, and appointment of the executive directors and senior management of these PRC domestic companies. The WFOE has the right to appoint any individual or entity to exercise the power of attorney on its behalf. Each power of attorney will remain in effect until the shareholder ceases to hold any equity interest in these PRC domestic companies.

  Exclusive Business Cooperation Agreements

        The WFOE entered into an agreement with these PRC domestic companies to provide these PRC domestic companies with technical, consulting and other services. In consideration of these services, these PRC domestic companies shall pay the WFOE fees equal to 100% of its net income of these PRC domestic companies, provided that the WFOE, at its sole discretion, shall have the right to adjust the rate of the service through written notice. The WFOE will exclusively own any intellectual property arising from the performance of this agreement. These PRC domestic companies has no right to terminate this agreement unless the WFOE commits gross negligence or fraud.

  Loan Agreements

        The WFOE entered into a loan agreement with the Nominee Shareholders, to provided them loans solely for the purpose of contribution or increase of registered capital or working capital of these PRC domestic companies. The WFOE has the sole discretion to determine the method of repayment, including requiring the Nominee Shareholders to transfer their equity interests in these PRC domestic companies to the WFOE or its designated person.

        Vipshop E-Commerce was established by Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong on June 22, 2017. As of December 31, 2018, shareholders of Vipshop E-Commerce included Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong, holding 66.67% and 33.33% of the total equity interests in

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(b) Principles of consolidation (Continued)

Vipshop E-Commerce, respectively. Vipshop E-Commerce holds the licenses necessary to conduct the Internet-related operations of vipshop.com and vip.com in China.

  Risks in relation to the VIE structure

        The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The equity holders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are certain risks related to the Contractual Agreements, which include but are not limited to the following:

  •
  If the Group's ownership structure, are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities, including the China Securities Regulatory Commission, would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of the WFOE, Vipshop E-commerce, Vipshop Information, Tianjin Pinjian, Pin Jun Tong, revoking the business licenses or operating licenses of the WFOE, Vipshop E-commerce, Vipshop Information, Tianjin Pinjian, Pin Jun Tong, shutting down the Group's servers or blocking the Group's websites, discontinuing or placing restrictions or onerous conditions on the Group's operations, requiring the Group to undergo a costly and disruptive restructuring, restricting or prohibiting the Group's use of various funding to finance its business and operations in China, and taking other regulatory or enforcement actions that could be harmful to the Group's business;

  •
  The Group relies on the Contractual Arrangements with the VIEs and their equity holders for a majority all of its PRC operations, which may not be as effective as direct ownership in providing operational control;

  •
  The Group may have to incur significant cost to enforce, or may not be able to effectively enforce, the Contractual Arrangements with the VIEs and their equity holders in the event of a breach or non-compliance by the VIEs or their equity holders;

  •
  The Nominee Shareholders of the VIEs are also directors of the Group or its subsidiaries, and have a duty of care and loyalty to the Group and its shareholders as a whole under Cayman Islands law. Under the Contractual Arrangements with the VIEs and their Nominee Shareholders, (a) the Group may replace any such individual as a shareholder of the VIEs at the Group's discretion, and (b) each of these individuals has executed a power of attorney to appoint the WFOE or its designated third party to vote on their behalf and exercise shareholder rights of the VIE. However, the Group cannot assure that these individuals will act in the best interests of the Group should any conflicts of interest arise, or that any conflicts of interest will be resolved in the Group's favor. These individuals may breach or cause the VIE to breach the existing contractual arrangements. If the Group cannot resolve any conflicts of interest or disputes between the Group and any of these individuals, the Group would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to its operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(b) Principles of consolidation (Continued)

  •
  There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. On March 15, 2019, the National People's Congress approved the PRC Foreign Investment Law, which will become effective on January 1, 2020 and replace the existing laws regulating foreign investment in China. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the newly enacted PRC Foreign Investment Law, there are substantial uncertainties relating to its interpretation and implementation. It is possible that future legislations promulgated by the State Council may provide for contractual arrangements as a form of foreign investment and subject to foreign investment restrictions. It is therefore uncertain whether the Group's corporate structure may be deemed as violating the foreign investment restrictions in China. If the Group fails to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group's current corporate structure, corporate governance, and business operations could be materially and adversely affected.

        The financial information of the Group's consolidated VIEs and VIEs' subsidiaries, including total assets, total liabilities, net revenues, total operating expenses, net income (loss) and cash flows after intercompany eliminations are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Total assets	5,520,550	5,974,238
Current liabilities:
Accounts payable	(87,926)	(85,257)
Advances from customers	(965,275)	(751,615)
Accrued expenses and other current liabilities	(1,618,716)	(2,689,273)
Amounts due to related parties	(616)	(22,225)
Deferred income	(54,543)	(204,925)

Total current liabilities	(2,727,076)	(3,753,295)

Deferred tax liability	(4,224)	(3,617)
Deferred income	(838)	(298)

Total liabilities	(2,732,138)	(3,757,210)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	5,500,226	1,583,466	2,455,488
Total operating expenses	(1,740,370)	(5,243,573)	(5,826,283)
Net income (loss)	230,954	(3,784,932)	(3,531,460)

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(b) Principles of consolidation (Continued)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash used in operating activities	(1,192,894)	(801,931)	(294,853)
Net cash provided by (used in) investing activities	626,798	1,435,001	(48,162)
Net cash (used in) provided by financing activities	(108,779)	1,144,728	(17,698)

        There are no consolidated VIEs' assets that are collateral for the VIEs' obligations or are restricted solely to settle the VIEs' obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(c) Use of estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The Group's management based their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group's financial statements include inventory write-down, valuation of goodwill and intangible assets acquired in the business acquisitions, valuation of other investments and valuation of receivables arising from consumer financing. Changes in facts and circumstances may result in revised estimates.

(d) Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with maturity of less than three months.

        Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e) Restricted cash

        The Group's restricted cash mainly represents: (1) deposits held in a designated bank account under the cooperative lending arrangement with a bank in which the Group is required to maintain at all times a certain percentage of the outstanding principal of total lending amount with a bank, (2) deposits held in a designated account in the People's Bank of China related to online payments service and (3) deposits that are pledged for short-term bank loans.

(f) Short term investments

        Short-term investments consist primarily of wealth management products, which are certain deposits with variable interest rates and fixed maturity dates ranging from three months to one year.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(g) Inventories

        Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value for slow-moving merchandise and damaged goods. The amount of write down is also dependent upon factors such as whether the goods are returnable to vendors, inventory aging and quality, historical and forecasted consumer demand, and promotional environment.

        The Group assesses the inventory write-down based on different product categories and applies a certain percentages based on aging and quality. The Group classifies all goods into the following two categories: non-returnable goods and returnable goods. Non-returnable goods cannot be returned to suppliers and general inventory write-down of different percentages are applied to these goods within the different aging and quality categories. These percentages were developed based on historical write-down on these different types of goods. In addition to general write-down, specific write-down will also be applied to non-returnable goods if assessed to be needed based on the factors mentioned above. Returnable goods will have no general write-down based on aging and quality but specific write-down will be made at the end of each reporting periods based on forecast sales, conditions of the goods and planned promotions.

        Write downs are recorded in cost of revenues in the consolidated statements of income and comprehensive income.

(h) Accounts receivable

        Accounts receivable are mainly receivables from consumer financing business, which are stated at the historical carrying amount net of allowance for uncollectible accounts. The Group establishes an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that is not probable for the balance to be collected.

        Accounts receivable expected to be settled more than one year as of the balance sheet date are classified into other long-term assets on the consolidated balance sheets.

(i) Loan receivables

        Loan receivables mainly represent the microcredit business made to qualified individual customers who are the end users of the Group's online marketplace business. The loan periods extended by the Group to the individual customers mainly range from 3 months to 24 months. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables. The Group establishes an allowance for uncollectible loan receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible loan receivables are written off when the Group has determined the balance will not be collected.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(i) Loan receivables (Continued)

        The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets.

(j) Other receivables

        Other receivables mainly consisted of advances to supplier, loans to staff and others, which are stated at the historical carrying amounts. The Group establishes an allowance for uncollectible other receivables based on estimates, historical experience and other factors surrounding the credit risk of specific accounts. Uncollectible other receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected.

(k) Property and equipment, net

        Property and equipment are stated at cost less accumulated depreciation and impairment losses. Gains or losses on dispositions of property and equipment are included in other operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

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

(l) Capitalization of interest

        Interest and amortization of deferred financing costs incurred on funds used to construct the Group's warehouses during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group's convertible senior notes due 2019 at interest rate of 1.5%. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group's outstanding borrowings to the average amount of accumulated capital expenditures for

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(l) Capitalization of interest (Continued)

assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to RMB99,437, RMB97,024 and RMB165,618, of which RMB14,242, RMB14,589 and RMB5,874 were capitalized for the years ended December 31, 2016, 2017 and 2018, respectively.

(m) Land use rights, net

        The land use rights represent the amounts paid and relevant costs incurred for the Group's leases for the use right of lands located in PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use right agreement.

(n) Intangible assets, net

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

(n) Intangible assets, net (Continued)

        Estimated economic lives of the intangible assets are as follows:

Classification	Estimated economic life
Customer relationships	4 - 14 years
Trademarks	2 - 5 years
Non-compete agreement	3 years
Domain names	2 - 3 years
Payment license	Indefinite life

(o) Investment in equity method investees

        Investments in equity method investees consist of:

  (1)
  Investments in affiliated companies and joint ventures, over which the Group has significant influence but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence.

  (2)
  Limited partnerships when the Group has more than minor ownership interest or more than a minor influence. The Group generally considers investment in limited partnerships of more than 3 to 5 percent to be more than minor.

        Investment in equity method investees are accounted for by the equity method of accounting. Under this method, the Group's share of the post-acquisition profits or losses of the equity method investees is recognized in the statement of income and comprehensive income and its share of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its equity method investees are eliminated to the extent of the Group's interest in the equity method investees; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of losses in an equity method investee equals or exceeds its interest in the equity method investees, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated investee.

        The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investments may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investments that is other than temporary. The Group assess its equity method investments for other-than-temporary impairment by considering all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing needs, the Group's intent and ability to retain the investments for a period of time sufficient to allow for any anticipated recovery in market value, and the severity and duration of the impairment.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(p) Other investments

        Other investments consist of:

  (1)
  Investments in equity securities that have readily determinable fair values and for which the Group does not have the ability to exercise significant influence are reported at fair value with unrealized gains and losses included in net income.

  (2)
  Investments in debt securities other than trading securities held-to-maturity securities are classified as available-for-sale investments and reported at fair value with unrealized gain and losses included in accumulated other comprehensive loss in shareholders' equity.

  (3)
  Investments in equity securities without readily determinable fair values are accounted for at cost, adjusted for impairments and observable price changes in orderly transactions for the identical or similar investments of the same issuer.

        For available-for-sale debt securities, in event of a decline in fair value that is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of income and comprehensive income. The fair values of the investments would not be adjusted for subsequent recoveries in fair values.

        For equity securities without readily determinable fair values, at each reporting period, the Group makes qualitative assessment considering impairment indicators to evaluate whether the other investment is impaired. Impairment indicators that the Group considers include, but are not limited to, the following:

  a.
  a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee;

  b.
  a significant adverse change in the regulatory, economic, or technological environment of the investee;

  c.
  a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates;

  d.
  a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment;

  e.
  factors that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

        The respective investment shall be written down to its fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value. The impairment loss is recorded in net income equal to the difference between the fair value of the investment and its carrying amount.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(q) Impairment of long-lived assets (other than goodwill and intangible assets with indefinite life)

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group recorded no impairment for the years ended December 31, 2016, 2017 and 2018.

(r) Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

        Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with Accounting Standards Codification ("ASC") 350-20 "Goodwill", a company firstly has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a two-step quantitative impairment test is mandatory. The Group may also elect to proceed directly to the two-step impairment test without considering qualitative factors. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit and their carrying amounts will be recorded.

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

        In 2017 and 2018, management has conducted the qualitative impairment test to compare the carrying value of the reporting units, including assigned goodwill, to its respective fair value. Based on the qualitative impairment assessment, it was determined that it is more likely than not the fair values of the reporting units tested exceeded their carrying amounts and, therefore a quantitative impairment test for goodwill were not required. The management concluded that goodwill was not impaired as of December 31, 2017 and 2018.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(s) Intangible assets with indefinite lives

        Intangible assets with indefinite lives represents primarily the payment license acquired in a business combination in 2016. In determining its indefinite life, the Group considered the following: the expected use of the intangible; the longevity of the license; the legal, regulatory and contractual provisions that affect their maximum useful life; the Group's ability to renew or extend the asset's legal or contractual life without substantial costs; effects of the regulatory environment; maintenance expenditures required to obtain the expected future cash flows from the asset; and considerations for obsolescence, demand, competition and other economic factors.

        Intangible assets with indefinite lives is not amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.

        In 2017 and 2018, management has conducted the qualitative impairment test and the qualitative assessment indicated that it is more likely than not that the Group's indefinite lived intangible assets are not impaired.

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

        For the Group's majority-owned subsidiaries and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of income and comprehensive income includes the net income (loss) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests on the Group's consolidated balance sheets.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(v) Securitization debt

        The securitization debt securities issued to investors are collateralized by the specified pool of accounts receivable and are payable only out of collections on their respective underlying collateralized assets and guaranteed by the WFOE. The securities can be retained in the form of senior or subordinated securities. The Group holds 100% of the subordinated securities. The securitization securities are reported as current and non-current liabilities in the consolidated balance sheets based on their respective expected repayment dates.

(w) Revenue recognition

        Effective with the adoption of Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)," and the associated ASUs (collectively, "Topic 606") on January 1, 2018, the Group recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Group expects to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Group determines are within the scope of Topic 606, the Group performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. See Note 2(ao) and Note 4 for additional information.

        In periods prior to the adoption of Topic 606, the Group's accounting policy was to recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

(x) Cost of revenues

        Cost of revenues consists primarily of cost of merchandise sold and inventory write-down. The amounts of inventory write-down were RMB303,233, RMB206,733 and RMB440,823 for the years ended December 31, 2016, 2017 and 2018, respectively. Cost of revenues does not include fulfillment expenses, therefore the Group's cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

        The Group provides financing to some of its suppliers by advancing them cash for portions of accounts payables the Group owes to them, and receives interest over the financing periods which is presented as a reduction to cost of revenues. The advances to these suppliers related to the Group's financing activities have no offsetting rights against the Group's accounts payables to these suppliers, and are presented as part of other receivables and prepayments in the consolidated balance sheets (Note 6).

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

        Advertising expenses are charged to the statements of income and comprehensive income in the period incurred. The amounts of advertising expenses incurred were RMB1,671,779, RMB1,526,815 and RMB1,651,996 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

(ac) Foreign currency transactions and translations

        The functional currency of the Company, Vipshop HK, Lefeng.com Limited and other offshores subsidiaries is the United States dollar ("US dollar"). The functional currency of all the other significant subsidiaries and the VIEs is RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling as of the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income and comprehensive income.

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's cash, cash equivalents and restricted cash denominated in RMB amounted to RMB4,287,900 and RMB6,615,216 at December 31, 2017 and 2018, respectively.

(ad) Convenience translation

        Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of 6.8755 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2018, or at any other rate.

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

(af) Value added taxes ("VAT")

        The Group's PRC subsidiaries are subject to VAT at rates ranged from 6% to 17% before May 2018 and 6% to 16% since May 2018 on proceeds received from customers, and are entitled to a deduction for VAT already paid or borne on the goods purchased by it and utilized in the production of goods that have generated the gross sales proceeds and service incurred. The VAT balance is recorded either in other current liabilities or other current receivables on the consolidated balance sheets.

(ag) Comprehensive income (loss)

        Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income (loss) is reported in the consolidated statements of income and comprehensive income, and other comprehensive income (loss) includes foreign currency translation adjustments, unrealized gain or loss of available-for-sale debt investments and reclassification adjustments of available-for-sale investments prior to adoption of ASU 2016-01 in 2018.

(ah) Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short term investments, amounts due from related parties, loan receivables and other receivables and prepayments. The Group places its cash and cash equivalents, restricted cash and short term investments with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise of amounts receivable from product delivery service providers and receivables from consumer financing services. There are no significant credit risk concentrated with any specific delivery service providers, end customers under consumer financing, microcredit loans or suppliers under financing service arrangements.

        Account receivables from product delivery service providers relates to amounts collected from customers by the service providers when products are delivered. The Group conducts a credit evaluations on these service providers and require certain amounts of security deposits from them to

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(ah) Concentration of credit risk (Continued)

manage its credit risk. Amounts due from related parties are prepayments related to purchases of goods and services from the entities controlled by shareholders of the Company. Due to the nature of the relationship, the Group considers there to be no collection risks in regard to amounts due from related parties. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates of various factors surrounding the credit risk of delivery service providers, end customers and suppliers, such as credit rating, overdue date and collectability.

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

Measured at fair value on a recurring basis

        The Group's financial assets and liabilities that were required to be measured at fair value on a recurring basis as of December 31, 2017 and 2018 include equity investments with readily determinable fair value and available-for-sale debt securities. As of December 31, 2017 and 2018, information about

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(ai) Fair value of financial instruments (Continued)

inputs into the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Other investments:
—Equity investments with readily determinable fair value	352	352	—	—
—Available-for-sale debt securities	145,930	—	145,930	—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Other investments:
—Equity investments with readily determinable fair value	217,036	217,036	—	—
—Available-for-sale debt securities	130,358	—	130,358	—

        The equity investments with readily determinable fair value are carried at fair values. The Group measures its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. Available-for-sale debt securities consist of investments in private companies' redeemable debt that has stated maturity and pay a prospective fixed rate of return. The investments are recorded at fair value on a recurring basis. The fair value is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, they are classified within Level 2 measurement.

        The carrying values of the Group's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, net, other receivables, net, loan receivables, net, accounts payable, other current liabilities, advances from customers, amounts due from and to related parties, short term loans and short term securitization debt approximate their fair values due to the short term nature of these instruments. The estimated fair value of convertible senior notes as of December 31, 2017 and 2018 were approximately RMB4,090,808 and RMB4,260,195, respectively, as compared to its carrying value of RMB4,094,903 and RMB4,327,268, respectively. Fair value was estimated using quoted market prices and represented a Level 1 measurement.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(ai) Fair value of financial instruments (Continued)

        The carrying value of the Group's short term investments approximates their fair values due to the short term nature and significant inputs are observable or can be derived principally from, or corroborated by, observable market data (Level 2).

Measured at fair value on a nonrecurring basis

        The estimated fair values of the investment in equity method investees at the time of impairment test were estimated by applying unobservable inputs to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets. The Group measures investment in equity method investees at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value.

        The estimated fair value of equity investments without readily determinable fair value is based on impairment and observable price changes in orderly transactions for the identical or similar investments of the same issuer.

        Other than the impaired investments in equity method investees (Note 11) and the adjusted equity investments without readily determinable fair value (Note 12), the Group did not have any assets and liabilities that were measured at fair value on a nonrecurring basis.

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

(ak) Share-based compensation

Employee share-based compensation

        Share-based payments made to employees, including employee share options, and non-vested shares issued to employees which the Group has a repurchase option, are recognized as compensation expenses over the requisite service periods. The Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the awards. The Group recognizes compensation expense on a straight-line basis over the requisite service period for the entire award with graded vesting provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(ak) Share-based compensation (Continued)

recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Non-employee share-based compensation

        Share-based compensation made to non-employees are recognized as compensation expenses ratably over the requisite service periods. The Group measures the cost of non-employee services received in exchange for share-based compensation based on the fair value of the equity instruments issued. The Group measures the fair value of the equity instruments in these transactions using the share price and other measurement assumptions on the measurement date, which is determined as the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or the date at which the counterparty's performance is complete.

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

Modifications of equity awards

        The Group treats a modification of the terms or conditions of an equity award as an exchange of the original award for a new award. The incremental compensation cost as an effect of a modification is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. Total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied. Thus, the total compensation cost measured at the date of a modification shall be the sum of the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date, and the incremental cost resulting from the modification. The Group records the incremental fair value of the modified award, as compensation cost on the date of modification for vested awards, or over the remaining service period for unvested awards.

(al) Earnings per share

        Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(am) Treasury shares

        Treasury shares represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(am) Treasury shares (Continued)

cost method whereby the entire cost of the acquired share is recorded as treasury shares. The cost of treasury shares is transferred to "additional paid-in capital" when it is re-issued for the purpose of share options exercised and share awards.

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

(ao) Accounting standards recently adopted

        On January 1, 2018, the Group adopted ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", which is the new comprehensive revenue recognition standard that supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry specific guidance. The core principle of the guidance is that an entity should recognize revenue when it transfers promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting guidance also requires additional disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfil a contract.

        In 2015 and 2016, the Financial Accounting Standards Board ("FASB") issued additional ASUs related to Topic 606 that delayed the effective date of the guidance and clarified various aspects of the new revenue guidance, including principal versus agent considerations, identification of performance obligations, and accounting for licenses, and included other improvements and practical expedients. The new guidance was effective for annual and interim periods beginning after December 15, 2017. The Group adopted the ASU on January 1, 2018 for all revenue contracts with customers using the modified retrospective approach, while prior period amounts are not adjusted and continue to be reported in accordance with the Company's historical accounting under ASC 605.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(ao) Accounting standards recently adopted (Continued)

        The following table details the cumulative effect of the changes made to the consolidated January 1, 2018 balance sheet for the adoption of Topic 606:

	Balance at December 31, 2017	Adjustments Due to Topic 606	Balance at January 1, 2018
	RMB	RMB	RMB
Assets
Accounts receivable, net	4,803,527	530,994	5,334,521
Inventories	6,960,251	(898,641)	6,061,610
Liabilities
Advances from customers	2,339,914	(1,065,924)	1,273,990
Accrued expenses and other current liabilities	3,537,151	521,907	4,059,058
Equity
Retained earnings	5,602,681	176,370	5,779,051

        The adjustments above related primarily to unfulfilled performance obligations on the sales of product goods to be passed to customers and refund liabilities in relation to return rights.

        The following table details the impacts of the adoption of Topic 606 on the consolidated balance sheet as of December 31, 2018:

	December 31, 2018
	As Reported	Balances Without Adoption of Topic 606	Effect of Change
	RMB	RMB	RMB
Assets
Accounts receivable, net	5,674,731	5,138,714	536,017
Inventories	5,368,106	6,488,200	(1,120,094)
Liabilities
Advances from customers	1,473,134	2,871,523	(1,398,389)
Accrued expenses and other current liabilities	5,512,605	4,935,318	577,287
Equity
Retained earnings	7,907,396	7,670,370	237,026

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(ao) Accounting standards recently adopted (Continued)

        The following table details the impacts of the adoption of Topic 606 on the consolidated statements of operations and comprehensive income for the year ended December 31, 2018:

	Year Ended December 31, 2018
	As Reported	Balances Without Adoption of Topic 606	Effect of Change
	RMB	RMB	RMB
Revenue
Product revenues	81,510,275	80,343,367	1,166,908
Other revenue	3,013,673	2,951,922	61,751
Cost applicable to revenue
Cost of revenues	67,454,981	66,508,966	946,015
Operating and income tax expenses
Income tax expense	566,604	520,985	45,619
Net income
Net income	2,133,472	1,896,447	237,025

        In the year ended December 31, 2018, the Group adopted ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Group applied the amendments in the new guidance by means of a cumulative-effect adjustment of RMB0.4 million to the opening of retained earnings on January 1, 2018, due to reclassification from accumulated other comprehensive loss.

        In the year ended December 31, 2018, the Group adopted ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments". The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This update requires that debt prepayments or debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(ao) Accounting standards recently adopted (Continued)

        In the year ended December 31, 2018, the Group adopted ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory". Current U.S. GAAP prohibits the recognition of current and deferred income taxes for an intra-income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The ASU 2016-16 is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods. The Group applied the ASU on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The adoption of the new guidance did not have a material impact on the consolidated financial statements.

(ap) Accounting standards issued but not adopted at December 31, 2018

        In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," and associated ASUs related to Topic 842, which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance requires that a lessee recognize assets and liabilities for leases, and recognition, presentation and measurement in the financial statements will depend on its classification as a finance or operating lease. In addition, the new guidance will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting remains largely unchanged from current U.S. GAAP but does contain some targeted improvements to align with the new revenue recognition guidance issued in 2014 (Topic 606). The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and early adoption is permitted.

        The ASU requires a modified retrospective transition approach, applying the new standard to all leases existing at the date of initial adoption. An entity may choose to use either (1) the effective date or (2) the beginning of the earliest comparative period presented in the financial statements at the date of initial application. The Group has elected to apply the transition requirements at the January 1, 2019, effective date rather than at the beginning of the earliest comparative period presented. This approach allows for a cumulative effect adjustment in the period of adoption, and prior periods will not be restated. In addition, the Group has elected the package of practical expedients permitted under the transition guidance, which does not require reassessment of prior conclusions related to contracts containing a lease, lease classification and initial direct lease costs. As an accounting policy election, the Group will exclude short-term leases (term of 12 months or less) from the balance sheet presentation and will account for non-lease and lease components in a contract as a single lease component for all asset classes.

        The Group analyzed the impact of ASU 2016-02 across all lease arrangements to evaluate and implement the new standard and the Group has substantially completed the implementation of system updates to facilitate compliance with accounting and reporting requirements. The Group continues to enhance accounting systems and update business processes and controls related to the new guidance for leases. Collectively, these activities are expected to enable the Group to meet the new accounting and

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(ap) Accounting standards issued but not adopted at December 31, 2018 (Continued)

disclosure requirements upon adoption on January 1, 2019. The Group has finalized the evaluation, impact upon adoption and estimated an increase of lease-related assets and liabilities, approximately RMB451.4 million in the consolidated balance sheets. The impact to the Group's consolidated statements of income and consolidated statements of cash flows is not expected to be material.

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

        In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Based on the Group's financial instruments and risk management policies as of December 31, 2018, application of this ASU in the future may have impact on the measurement of the Group's financial assets. The expected credit loss model may result in earlier provision of credit losses which are not yet incurred in relation to the Group's financial assets measured at amortized cost. It should be noted that the above assessments were made based on an analysis of the Group's financial assets and financial liabilities as of December 31, 2018 on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application of this ASU, the assessment of the potential impact is subject to change.

        In January 2017, the FASB issued ASU 2017-04, "Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment". The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. The update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1,

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(ap) Accounting standards issued but not adopted at December 31, 2018 (Continued)

2017. The guidance should be applied prospectively upon its effective date. The Group is currently evaluating the impact of adopting this guidance.

        In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement," which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, "Fair Value Measurement." The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Group is currently evaluating the impact of adopting this guidance.

        In October 2018, the FASB issued ASU No. 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities, which modifies the guidance related to indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interest. ASU 2018-17 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. The Group is currently evaluating the impact of adopting this guidance.

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

(a) Acquisitions in 2016 (Continued)

liabilities. The following table summarizes the estimated fair values for major classes of assets acquired and liabilities assumed at the date of acquisition:

	RMB	Weighted average amortization period at the acquisition date (in years)
Net tangible liabilities acquired	(18,388)
Intangible assets- customer relationship	17,693	14
Goodwill	210,669
Deferred tax liabilities	(4,423)
Non-controlling interest	(59,851)

Total consideration	145,700

Consideration transferred
Cash	65,452
Fair value of the Group's previously held equity interests in Feiyuan	80,248

Total consideration	145,700

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

        In September 2016, the Group completed the acquisition of Zhejiang Ebatong Technology Co. ("Ebatong"), following the completion of the transaction, Ebatong became a wholly-owned subsidiary of the Group. Ebatong is a company which principally provides third party payment service to customers, acquisition of Ebatong was primarily for the purpose of developing the Company's internet payment channel. After the acquisition, Ebatong changed its business registration into Zhejiang Vipshop Payment Co., Ltd. The Group recorded RMB13,291 in goodwill related to the acquisitions of Ebatong that was allocated to the Internet finance reporting unit.

        The total cash consideration was RMB410,417 in which RMB336,065, RMB56,571 and RMB17,781 were paid during the years ended December 31, 2016, 2017 and 2018, respectively.

        The acquisition cost amounted to RMB4,000 was recorded in general and administrative expenses when it incurred.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

3. Significant acquisition and equity transactions (Continued)

(a) Acquisitions in 2016 (Continued)

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

	RMB	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	95,332
Intangible assets-Payment license	319,660	Indefinite life
Goodwill	13,291

Total consideration	428,283

Consideration transferred and liabilities assumed
Cash	410,417
Other receivables	17,866

Total consideration	428,283

        During the year ended December 31, 2016, the Group acquired additional equity interests of certain logistic companies and obtained over 50% voting right. The acquisitions are not individually or in aggregate significant to the Group's net assets and results of operations. These acquisitions have an aggregate purchase price of RMB50,218. The acquisitions were accounted for under purchase accounting and the results of these logistic companies are included in the Group's consolidated results from the acquisition dates. The Group recorded RMB34,365 in goodwill related to the acquisitions of these logistic companies, allocated to the logistic reporting unit. No additional intangible asset was identified during these acquisitions.

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

4. Revenue

        From January 1, 2018, the Group accounts for revenue in accordance with Topic 606, "Revenue from Contracts with Customers".

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

4. Revenue (Continued)

Product revenue recognition

        The majority of the Group's revenue is derived from product revenue. The Group recognizes revenue from the sale of apparel, fashion goods, cosmetics, home goods and lifestyle products and other merchandise through its online platforms, including its internet website and cellular phone application. The Group utilizes in-house and external delivery service providers to deliver goods to its customers. The Group recognizes revenue at the point of time when the goods have been accepted by the customers. The customers have the options to pay for the goods in advance, upon acceptance of the goods or to pay over an agreed upon instalment period.

        Revenue was recorded net of surcharges and value added tax ("VAT") of gross sales. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. Revenues also include fees charged to customers for shipping and handling expenses. The Group incurs expenses or pays fees to in-house and external delivery service providers, respectively, and records such expenses and fees as shipping and handling expenses.

Return rights

        The Group offers customers with an unconditional right of return for a period of 7 days upon receipt of the products on sales from its platforms. The Group reduces product revenues by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns, and recorded as a refund liability included in accrued expenses and other current liabilities (Note 15) and the estimated inventories in transit subject to those estimated returns are included in inventories on the consolidated balance sheets.

Principal vs. agent accounting

        The Group records all product revenue on a gross basis. To determine whether the Group is an agent or principal in the sale of products, the Group considers the following indicators: the Group is primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods or services have been transferred to a customer or after transfer of control to the customers, and has discretion in establishing the price of the specified goods or services.

Membership reward program

        The Group grants Weipin Coins to the customers when they purchase goods from its platforms. Weipin Coins can be offset against payments when customers make their future purchases.

        Upon adoption of Topic 606, the Group considers the Weipin Coins as a separate performance obligation and allocates the transaction price proportionally between the product sold and the Weipin Coins granted on a relative standalone selling price basis in consideration of the likelihood of future redemption and the equivalent value per Coin when it is redeemed. There is no significant impact upon adoption of Topic 606 other than the deferred income recorded is considered as a contract liability. As of December 31, 2017 and 2018, the Group recorded deferred income related to Weipin Coins of RMB138,863 and RMB150,240, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

4. Revenue (Continued)

        New members who register on the Group's platforms or existing members introducing new members to the Group's online platforms will be granted free Weipin Coins. These Weipin Coins are not related to prior sales and are recorded as reduction of revenue at the time of use.

        In June 2017, the Group launched a paid membership program called Super VIP, which allows its members to enjoy certain privileges. The revenue related to the membership fee is recognized straight-line over the period of the membership.

Other revenues

        Other revenues consist of (1) commission from platform access; (2) logistic service to external customers; (3) promotional and advertising service; (4) inventory and warehouse management service and (5) interest income from microcredit and consumer financing.

        The Group charges fees to third-party merchants to access the Group's platform for sales of their products. The Group is not primarily responsible for fulfilling the promised contracts, as it does not bear the inventory risk, nor has the discretion in establishing prices. Upon successful sales on the Group's online platforms, the Group will charge the third-party merchants commission fees. Commission fees are recognized on a net basis at the point of sales of products.

        Other revenue from providing logistic services to external customers are recognized upon the completion of the performance of services.

        Other revenue from promotional and advertising, inventory and warehouse management services are recognized over the period during which the services are provided, net of VAT.

        In connection with the Group's product revenues, certain approved customers have the option to pay for the goods over an instalment period up to 24 months. Significant financing component exists in sales paid by instalments. The Group elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component for all instances in which the period between payment and transfer of the goods will be one year or less. For the contracts with instalment period over 12 months, the transaction price is adjusted for the effects of the time value of money which is equivalent to the amounts charged in separate financing transaction between the Group and its customers at contract inception. The revenues earned from the financing service is recognized over the instalment period and included in other revenues.

Remaining performance obligations

        Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. At December 31, 2018, the Group had unfulfilled performance obligations for products goods to be passed to customers of RMB1,410 million, and performance obligations related to Weipin Coins granted to customers and Super VIP membership fee of RMB355 million. The Group expects revenue to be recognized for the remaining performance obligations within the next year. The remaining performance obligations are accounted under advance from customers and deferred income.

        The remaining performance obligation in relation to the financing service represents the remaining period of financing benefit to the customer per the agreed upon instalment period.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

4. Revenue (Continued)

Disaggregation of revenue

        The Group disaggregates its revenue from different types of contracts with customers by principal product categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 30 for product revenues by principal product categories.

Contract balances

        The estimated inventories in transit relating to estimated returns are contract assets included in inventories. The balance of contract assets is RMB140,361 and RMB151,117 as of January 1, 2018 and December 31, 2018, respectively.

        The Group's contract liabilities consist of prepayments from customers, unredeemed Weipin Coins and Super VIP membership reward program and refund liability related to estimated return. As of January 1, 2018 and December 31, 2018, the balances of the contract liabilities are RMB1,564 million and RMB1,954 million, included in advances from customers, deferred income and accrued expenses and other current liabilities.

        All contract liabilities at the beginning of the year ended December 31, 2018 were recognized as revenue during the year ended December 31, 2018 and the all contract liabilities as of year ended December 31, 2018 are expected to be realized in the following year.

5. Accounts receivable, net

        Components of accounts receivable are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Other trade receivables (Note a)	4,611,930	5,302,391
Delivery service providers (Note b)	298,124	458,488
Others	18,364	31,396

Subtotal	4,928,418	5,792,275

Less: allowance for doubtful accounts	(124,891)	(117,544)

Total	4,803,527	5,674,731

Note:

(a)
The Group provides consumer financing to certain customers as part of the Group's Internet financing business. As of December 31, 2017 and 2018, RMB 1.0 billion and RMB1.2 billion receivables from customer financing were collateralized for the issuance of asset-backed debts, respectively. Details of the securitization debt are set out in Note 18.

(b)
For certain sales transactions, third party delivery service providers will collect payments from the Group's customers upon delivery of goods, and remit such payments back to the Group on a periodic basis.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Accounts receivable, net (Continued)

        The movement of allowance for doubtful debts during the years are as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Allowance for doubtful accounts:
Balance at beginning of the year	—	(46,209)	(124,891)
Provision for allowance during the year	(53,316)	(111,183)	(166,396)
Write-offs during the year	7,107	32,501	173,743

Balance at end of the year	(46,209)	(124,891)	(117,544)

6. Other receivables and prepayments, net

        Components of other receivables and prepayments are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Deposits (Note a)	342,703	436,402
Cash advanced to staff	12,847	17,060
Loans to staff	30,702	20,900
VAT recoverable	791,156	770,949
Interest receivable	25,871	100,402
Advances to suppliers related to financing activities (Note b)	1,525,567	1,269,898
Advances to suppliers related to procurement activities	646,027	707,233
Prepaid expense	152,179	119,436
Others	190,241	192,064

Subtotal	3,717,293	3,634,344

Less: allowance for doubtful accounts	(43,097)	(39,608)

Total	3,674,196	3,594,736

Note:

(a)
Deposits consist of amounts paid to vendors for advertising and rentals.

(b)
The Group provides financing to some of its suppliers by advancing them cash, and holds portions of accounts payables the Group owed to them as pledges.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

6. Other receivables and prepayments, net (Continued)

        The movement of allowance for doubtful debts during the years are as follow:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Allowance for doubtful accounts:
Balance at beginning of the year	(11,884)	(23,418)	(43,097)
Provision for allowance during the year	(13,259)	(19,679)	(5,220)
Write-offs during the year	1,725	—	8,709

Balance at end of the year	(23,418)	(43,097)	(39,608)

7. Short term investments

        As of December 31, 2017 and 2018, the Group's short term investments consist of wealth management funds measured at fair value of RMB245,981 and RMB2,321,244, respectively, which matures within one year and are classified as current assets. The amount of unrealized holding gains as of December 31, 2017 and 2018 were RMB5,981 and RMB48,604, respectively.

        All the short term investments were purchased from third-party financial institutions with high credit ratings in China. These investments have fixed maturity dates and pay a target return on the amount invested.

        There has been no impairment recognized and no sales of any short term investments before maturities during the periods presented.

8. Property and equipment, net

	As of December 31,
	2017	2018
	RMB	RMB
Cost:
Buildings	3,892,010	4,113,753
Furniture, fixtures and equipment	2,340,437	2,709,502
Leasehold improvements	372,702	407,330
Motor vehicles	414,247	422,902
Software	108,468	60,858
Construction in process	1,187,157	3,179,701

Sub-total	8,315,021	10,894,046
Less: accumulated depreciation	(1,654,196)	(2,362,563)

Property and equipment, net	6,660,825	8,531,483

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

8. Property and equipment, net (Continued)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Depreciation expenses were charged to:
Fulfillment expenses	289,338	329,945	402,942
Marketing expenses	296	305	380
Technology and content expenses	262,073	312,506	282,020
General and administrative expenses	59,269	78,084	84,948

Total	610,976	720,840	770,290

9. Land use rights, net

	As of December 31,
	2017	2018
	RMB	RMB
Land use right	3,174,446	4,053,855
Less: accumulated amortization	(96,676)	(168,277)

Land use rights, net	3,077,770	3,885,578

        The expiry dates of the land use rights are from October 2064 to October 2068.

        Amortization expenses charged were RMB37,657 , RMB55,545 and RMB71,601 for the years ended December 31, 2016, 2017 and 2018, respectively.

10. Intangible assets, net

	As of December 31, 2017				As of December 31, 2018
	Cost	Accumulated amortization (Note a)	Impairment	Net amount	Cost	Accumulated amortization (Note a)	Impairment	Net amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domain names	15,040	(15,040)	—	—	15,040	(15,040)	—	—
Customer Relationships	313,303	(287,142)	—	26,161	313,303	(299,317)	—	13,986
Trademarks	888,370	(850,562)	—	37,808	888,538	(885,674)	—	2,864
Non-compete agreement	70,127	(70,127)	—	—	70,127	(70,127)	—	—
Payment license (Note b)	319,660	—	—	319,660	319,660	—	—	319,660
Others	45,035	(10,763)	(16,907)	17,365	44,823	(11,318)	(16,907)	16,598

Total	1,651,535	(1,233,634)	(16,907)	400,994	1,651,491	(1,281,476)	(16,907)	353,108

Note:

(a)
Amortization expenses for intangible assets were RMB363,977, RMB340,816 and RMB47,842 for the years ended December 31, 2016, 2017 and 2018, respectively. The Group expects to record amortization expenses of RMB3,053, RMB2,461, RMB1,549, RMB1,349 and RMB1,271 for the years ending December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

10. Intangible assets, net (Continued)

(b)
Payment license enables the Group to provide payment services and qualifies as a paying institution, has a legal life of 5 years. The Group renewed the license during the year ended December 31, 2017 and the expiry date will be June 2022. The Group believes it would be able to renew the payment license at minimal cost continuously and has the ability to do so. As a result, the payment license is considered by the Group as having an indefinite life because it is expected to contribute to net cash inflow indefinitely.

11. Investment in equity method investees

        Investment in equity method investees consist of investments in affiliated companies, over which the Group has significant influence but which it does not control, partnerships that the Group has more than a minor influence and joint ventures. The Group generally considers an ownership interest of 20% or higher to represent significant influence.

        Investments in equity method investments as of December 31, 2017 and 2018 were as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Kunshan Baowei Information Technology Limited(i)	—	271,959
Shenzhen Tencent Puhe Limited Partnership(ii)	—	293,481
Ovation(iii)	46,630	48,292
Others	19,704	53,695

Total	66,334	667,427

  The Group's principal equity method investments and its ownership interest (direct and indirect) for each at December 31, 2017 and 2018 are as follows:

(i)
In November 2018, the Group entered into an agreement with another PRC company, to set up a joint venture, Kunshan Baowei Information Technology Limited ("Baowei"), which is incorporated in PRC. The Group was entitled to 45% equity interest, for a total consideration of RMB 272 million pursuant to the agreement.

(ii)
In May 2018, the Group acquired 14% limited partnership interest in Shenzhen Tencent Puhe Limited Partnership ("Puhe"), which is a PRC limited partnership company, for a total consideration of RMB362.5 million.

(iii)
In February 2014, the Group acquired a 23% equity interest in Ovation, which is a British Virgin Island ("BVI") company that engages in research and development, and distribution of beauty products and production and publication of TV programme, for a total consideration of approximately US$55,777 (approximately RMB339,303) pursuant to a share purchase and subscription agreement with Ovation and certain of its existing shareholders.

        During the years ended December 31, 2016, 2017 and 2018, the Group recognized its share of loss of equity method investees in the amount of RMB71,489, RMB22,280 and RMB46,999, respectively. No impairment was recorded during the years ended December 31, 2016, 2017 and 2018.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

12. Other investments

        Other investments consist of equity investments with readily determinable fair value, equity investments without readily determinable fair value and available-for-sale debt securities. The carrying amounts and fair values of the Group's other investments are as follows:

	As of December 31, 2017
	Original cost	Unrealized loss	Accumulated impairment	Translation difference	Estimated Fair value
	RMB	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	46,779	(442)	(48,634)	2,649	352
Available-for-sale debt securities (Note b)	160,314	—	(15,000)	616	145,930
Equity investments without readily determinable fair value (Note c)	586,712	—	(225,206)	26,134	387,640

Total	793,805	(442)	(288,840)	29,399	533,922

	As of December 31, 2018
	Original cost	Unrealized gains	Accumulated impairment	Translation difference	Estimated Fair value
	RMB	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	149,406	105,235	(48,634)	11,029	217,036
Available-for-sale debt securities (Note b)	160,314	—	(35,073)	5,117	130,358
Equity investments without readily determinable fair value (Note c)	1,231,238	68,163	(225,206)	48,962	1,123,157

Total	1,540,958	173,398	(308,913)	65,108	1,470,551

Note:

(a)
Equity investments with readily determinable fair value

Gain on disposal of the investment was recorded to net income at the amount of RMB55,615 during the year ended December 31, 2017. The Group had no disposal during the years ended December 31, 2016 and 2018.

The Group recorded impairment loss RMB48,634 for year ended December 31, 2016, and no impairment losses for both year ended December 31, 2017 and 2018.

The Group recorded unrealized (loss) gain of nil, RMB(442) and RMB105,235 according to the fair value of the respectively investments during the year ended December 31, 2016, 2017 and 2018, respectively.

As a result of the adoption of ASU 2016-01 effective January 1, 2018, the change in fair value for all equity securities is required to be recorded within the consolidated statements of income and comprehensive income and thus the accumulated loss of RMB442 was reclassified from accumulated other comprehensive loss to the opening balance of retained earnings of the year ended December 31, 2018.

(b)
Available-for-sale debt securities

The Group recorded impairment of nil, RMB15,000 and RMB20,073 during year ended December 31, 2016, 2017 and 2018, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

12. Other investments (Continued)

(c)
Equity investments without readily determinable fair value

The principal additions during the year ended December 31, 2018 are as follows:

(i)
In March 2018, the Group entered into definitive agreement and committed to invest up to US$250 million into a private equity fund. As of December 31, 2018, the Group invested RMB126.1 million to the fund.

(ii)
In June 2018, the Group invested in Guofu Life Insurance Co., Ltd for consideration of RMB240.0 million, which mainly engaged in domestic insurance services.

(iii)
In June 2018, the Group invested RMB144.4 million in a private company, which mainly engaged in global high-quality food sales via mobile apps.

During the year ended December 31, 2018, the Group recorded RMB68,163 unrealized gain for one of its unlisted equity investments based on observable price changes in orderly transaction for a similar investment. The Group recorded impairment loss of RMB65,940, RMB118,026 and nil for year ended December 31, 2016, 2017 and 2018, respectively.

13. Other long-term assets

	As of December 31,
	2017	2018
	RMB	RMB
Deposit for land use rights	—	105,840
Prepayment for investments (Note a)	240,000	—
Long term trade receivables (Note b)	63,872	221,000
Loan to staff	62,888	67,810
Long term loan receivables	—	5,586

Subtotal	366,760	400,236

Less: allowance for doubtful accounts	—	(3,789)

Total	366,760	396,447

Note:

(a)
The amounts as of December 31, 2017 represented deposits paid to an escrow account for formation of an insurance company with other independent parties. As at December 31, 2018, the establishment process has completed and the deposits were transferred to other investments.

(b)
The Group provides consumer financing to certain customers as part of the Group's internet financing business with instalment payment up to 24 months. The Group recorded the consumer financing receivables which are expected to be settled more than one year as of balance sheet date in the amounts of RMB63,872 and RMB221,000, respectively.

14. Goodwill

        The carrying amount of goodwill was RMB367,106 as of December 31, 2017 and 2018.

        The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment recognized in goodwill during the periods presented.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

15. Accrued expenses and other current liabilities

	As of December 31,
	2017	2018
	RMB	RMB
Accrued advertising expense	621,238	821,059
Accrued shipping and handling expenses	336,580	418,187
Accrued payroll and social benefits	801,553	1,027,288
Deposits from delivery service providers	150,035	379,403
Taxes payables (Note a)	860,755	1,218,334
Accrued rental expenses	67,869	73,614
Accrued administrative expenses	229,795	440,784
Amounts received on behalf of third-party merchants (Note b)	300,264	741,109
Interest payable	17,356	26,649
Refund liability (Note c)	—	190,383
Others	151,706	175,795

Total	3,537,151	5,512,605

Note:

(a)
Amounts represent income tax payable, VAT and related surcharges, PRC individual income tax of employees withheld by the Group and tariff, import VAT and consumption tax pursuant to the Circular on Tax Policy for Cross-border E-commerce Retail Imports.

(b)
Amounts relate to the cash collected on behalf of third-party merchants which the Group provides platform access for sales of their products.

(c)
The Group offers customers with an unconditional right of return for a period of 7 days upon receipt of products on sales from its platforms. The Group reduces product revenues and cost of revenues by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns, and recorded as returned liability included in accrued expenses and other current liabilities. Refund liability is measured at the amount of consideration received for which the Group does not expect to be entitled.

16. Employee retirement benefit

        Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees' basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions and accruals made for such employee benefits were RMB585,073, RMB808,925 and RMB928,826 for the years ended December 31, 2016, 2017 and 2018, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

17. Short term loans

        Components of the outstanding short term loans are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
RMB denominated	580,600	1,000,000
U.S. dollar denominated	326,710	343,160

Total	907,310	1,343,160

        RMB denominated loans:

  (a)
  During the year ended December 31, 2017, the Group entered into a RMB denominated short term bank facility agreement with Industrial Bank for up to RMB179,000 and the borrowing carries fixed interest rate based on the 3-month People's Bank of China's Deposit Benchmarking Rate plus 3.25% per annum. The facility was fully drawn down and outstanding as of December 31, 2017. The Group fully repaid the loan in August 2018.

  (b)
  During the year ended December 31, 2017, the Group entered into a short term loan agreement with the Industrial Bank for a loan of RMB172,000, which was secured by the Group's short term investments amounting to RMB200,000 and carries fixed interest rate of 4.35%. These bank borrowings was fully repaid in August, 2018.

  (c)
  During the year ended December 31, 2017, the Group entered into a loan agreement with Shanghai Bank for a loan of RMB29,600. The loan was secured by the Group's short term investments amounting to RMB30,000 and carried fixed interest rate of 5.75% per annum. This loan was fully paid off in January, 2018.

  (d)
  During the year ended December 31, 2017, the Group entered into a RMB denominated revolving credit facility agreement with China Merchants Bank for up to RMB1.2 billion and the borrowing carries fixed interest rate. During the year ended December 31, 2017, the facility was drawn down by RMB200.0 million with a fixed interest rate of 4.35% per annum. The loan was secured by the Group's accounts receivable in the amount of RMB207.7 million. The outstanding balance of short term loans under this agreement was RMB200.0 million as of December 31, 2017 and was fully repaid in February, 2018.

    During the year ended December 31, 2018, the facility was drawn down by RMB1.0 billion under the same revolving credit facility agreement with China Merchants Bank, of which (i) RMB200.0 million was uncollateralized short term loan with a fixed interest rate based on 6-month to 12-month People's Bank of China's Deposit Benchmarking minus 9.89% per annum; (ii) separate loan agreements of RMB200.0 million, RMB200.0 million and RMB400.0 million during the year ended December 31, 2018, with fixed interest rates of 4.35%, 4.29% and 3.96% per annum, respectively. These three loans were secured by the Group's accounts receivable in the amount of RMB200.0 million, RMB200.0 million and RMB400.0 million, respectively. The outstanding balance under this agreement was RMB1.0 billion as of December 31, 2018 and will be matured in the first quarter of 2019.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

17. Short term loans (Continued)

        U.S. dollar denominated loans:

  (a)
  During the year ended December 31, 2017, the Group entered into a US$ denominated short term bank facility agreement with an overseas bank for up to US$100,000 (approximately RMB650,630), in which US$50,000 (approximately RMB326,710) was drawn down and outstanding as of December 31, 2017. The facility was pledged by the Group's restricted cash amounting to RMB35,412 and was guaranteed by the Group. The borrowing carries floating interest rate based on the 3-month London Inter-Bank Offered Rate plus 1.05% per annum. The Group made a full repayment in March 2018.

  (b)
  During the year ended December 31, 2018, the Group entered into a US$ denominated short term loan agreement with China Merchants Bank for a loan of US$50,000 (approximately RMB343,160). The loan was pledged by the Group's short term investments amounting to US$200,000 (approximately RMB1.4 billion) and was guaranteed by the Company. The borrowing carries floating interest rate based on 6-month London Inter-Bank Offered Rate plus 0.45% per annum.

        In addition, during the year ended December 31, 2018, the Group also entered into RMB denominated short term bank facility agreements with PRC banks for up to RMB250.0 million. Up to December 31, 2018, the facility was not yet utilized.

        The weighted average interest rates for the outstanding short term loans during the year ended December 31, 2017 and 2018 were approximately 3.84% and 3.99%, respectively.

        There is no financial covenants in respect of the Group's short term loans as of December 31, 2017 and 2018.

18. Securitization debt

        The Group securitizes accounts receivable arising from the consumer financing businesses.

        During the year ended December 31, 2017, the Group completed two offerings of asset-backed securities ("ABS") on the Shanghai Stock Exchange, at an aggregate amount of RMB800.0 million. The Group held 100% of the subordinated securities at an amount of RMB40.0 million. The outstanding balance of ABS was RMB760.0 million as of December 31, 2017 and was fully repaid during the year ended December 31, 2018.

        During the year ended December 31, 2018, the Group completed the third offering of ABS on the Shanghai Stock Exchange at an aggregate amount of RMB500.0 million, of which 100% of the subordinated securities of RMB25.0 million was held by the Group. The outstanding balance of ABS was RMB475.0 million as of December 31, 2018 and will mature in 2019.

        During the year ended December 31, 2018, the Group completed an offering of asset-backed notes ("ABN") on the Shanghai Clearing House. The Aggregate amount issued was RMB520.0 million and 100% of the subordinated securities of RMB26.0 million was held by the Group. The outstanding balance of ABN was RMB494.0 million as of December 31, 2018 and will mature in 2019.

        The securitization debt is denominated in RMB and the weighted average interest rates during the year ended December 31, 2017 and 2018 were approximately 5.36% and 5.44%.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

19. Convertible senior notes

        On March 17, 2014, the Group issued US$632,500 (approximately RMB4,391,448) in aggregate principal amount of 1.5% Convertible Senior Notes due 2019 (the "Notes"). The Notes can be converted into the Company's ADSs, each representing 1/5 Class A ordinary share of the Company, par value 0.001 per share (the "ordinary shares"), at the option of the holders, based on an initial conversion rate of 49.693 of the Company's American depositary shares ("ADSs") (4.9693 ADSs before the ADS ratio change effective November 3, 2014) per US$1,000 principal amount of Notes (US$20.124 per ADS, or $201.24 per ADSs before the ADS ratio change). Holders of the Notes have the right to require the Group to repurchase for cash all or part of their Notes on March 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

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

        On March 15, 2017, part of the Notes holders exercised their option to redeem the Notes, the total redemption amount was US$3,125 (approximately RMB21,697). The Group repaid all the outstanding principal and interests on March 15, 2019.

20. Distribution of profit

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

20. Distribution of profit (Continued)

        Relevant PRC statutory laws and regulations permit payment of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company's PRC subsidiaries transferred RMB84,873, RMB95,617 and RMB121,069 to the general reserve during the years ended December 31, 2016, 2017 and 2018, respectively.

        The balance of restricted net assets was RMB6,637,007 as of December 31, 2018.

21. Capital structure

Dual-class share structure

        On September 15, 2014, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company's authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group's ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. The computation of net earnings per Class A ordinary shares and Class B ordinary shares have been adjusted retroactively for all periods presented to reflect this change. As of December 31, 2017 and 2018, all Class B ordinary shares were held by the Chairman of the Company.

ADS ratio change

        Effective November 3, 2014, the Group changed its ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to five ADSs representing one Class A ordinary share. The computation of net earnings per ADS have been adjusted retroactively for all periods presented to reflect this change.

Issuance of ordinary shares

        In December 2017, the Group issued 9,229,437 and 3,955,473 Class A ordinary shares to Tencent Holdings Limited ("Tencent") and JD.com, Inc. ("JD.com"), in the amount of approximately US$603,605 (approximately RMB3,927,236) and US$258,688 (approximately RMB1,683,101), respectively.

Exercise of share options

        During the year ended December 31, 2016, 560,930 Class A ordinary shares were issued respectively as a result of exercises of share options by employees and a consultant. During the year ended December 31, 2017, 454,708 Class A ordinary shares were re-issued from treasury shares as a result of exercise of share options by employees. During the year ended December 31, 2018, 356,736 Class A ordinary shares were issued as a result of exercise of share options by employees.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

21. Capital structure (Continued)

Vesting of shares awards

        During the years ended December 31, 2016, 2017 and 2018, 861,815, 23,413 and 1,322,560 Class A ordinary shares were issued respectively as a result of vesting of shares awards granted to employees and consultants.

22. Treasury shares

        On November 17, 2015, the Company's board of directors approved a share repurchase program whereby the Group may purchase its own ADSs with an aggregate value of up to US$300 million over the following 24-month period, ending on November 16, 2017. As of December 31, 2016, the Group has repurchased 1,614,135 shares from the market in the consideration of approximately RMB844,711 in aggregate. Part of the considerations for the repurchase of shares in the amount RMB194, 514 were only settled during the year ended December 31, 2016. As of December 31, 2018, the Group has no outstanding treasury shares.

        During the years ended December 31, 2016, 2017 and 2018, 257,217, 1,356,918 and nil, representing the full amount of the treasury shares in aggregate respectively, was re-issued to employees of the Group for the purpose of share awards.

23. Other operating income

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Other operating income (Continued)

        Other operating income is comprised of:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Government grants	282,866	347,817	553,153
Claims income	65,368	68,993	101,778
ADR reimbursement	—	80,115	36,087
Others	9,795	34,130	66,044

Total other operating income	358,029	531,055	757,062

24. Income taxes

Cayman Islands

        Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

        The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2016, 2017 and 2018, if applicable.

The People's Republic of China

        Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), domestically owned enterprises and foreign invested enterprises (the "FIEs") are subject to a uniform tax rate of 25%. While the EIT Law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high and new technology companies, regardless of whether these are domestically-owned enterprises or FIEs.

        In accordance with No. 23 of the State Administration of Taxation Announcement No. 2018: the Administrative Measures on Corporate Income Tax Preferential Policies (Revision 2018), the enterprise shall voluntarily assess and apply the relevant preferential tax rate according to the de facto operating situation and relevant tax regulations, the relevant supporting documents of which shall be retained for any examination by the tax authorities.

        The Group's subsidiaries and the variable interest entities in the PRC are all subject to the tax rate of 25% for the periods presented except for some subsidiaries that were entitled to the following preferential tax treatment, based on the Group's assessment and relevant tax regulations:

        Pinwei Software was classified as a high and new technology enterprise and entitled to a preferential tax rate of 15%, based on Article 28 of the Law of the People's Republic of China on Enterprise Income Tax for the year ended December 31, 2016. Subsequent to the year ended

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Income taxes (Continued)

December 31, 2017, Pinwei Software applied and was classified as "State Planning Key Software Enterprise" by the local tax authority and entitled to a preferential tax rate of 10% pursuant to Circular Caishui (2012) 27 starting from the beginning of 2018.

        Vipshop Jianyang and Vipshop Chongqing have been recognized as encouraged enterprises in the Western Region in an industry sector encouraged by the PRC government and entitled to a preferential tax rate of 15% for the years ended December 31, 2017 and 2018.

        Vipshop Zhuhai was entitled to a preferential tax rate of 15% as it is located in an economy development zone in the PRC and its primary business falls into the scopes of the encouraged industries stipulated in the existing related policies.

        The term "encouraged enterprise in an industry sector encouraged by the PRC government" as used herein refers to an enterprise incorporated in certain region and that its primary business falls into the scopes of the encouraged industries stipulated in the existing related policies, including Catalogue of Encouraged Industries in the Western Region, Industrial Restructuring Guidance Catalogue (2011, revised in 2013), Catalogue for the Guidance of Foreign Investment Industries (Revised in 2017), Catalogue of Foreign-invested Advantage Industries in Central-Western Region (Revised in 2017), Circular of the Ministry of Finance and the State Administration of Taxation on the Preferential Enterprise Income Tax Policies and Catalogue for Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province and Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen City.

        The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2017 and 2018, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Income taxes (Continued)

        Income (loss) by tax jurisdictions:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Income from China operations	3,241,171	3,320,283	3,770,270
Loss from non-China operations	(575,087)	(779,430)	(1,023,195)

Total income before tax and share of loss of equity method investees	2,666,084	2,540,853	2,747,075

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Income tax expenses applicable to China and Hong Kong operations
Current tax (Note)	689,473	780,013	682,309
Deferred tax	(87,645)	(153,873)	(115,705)

Total tax expenses	601,828	626,140	566,604

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

24. Income taxes (Continued)

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

        Aggregate undistributed earnings of the Group's subsidiaries and the VIEs in the PRC that are available for distribution to the Group of approximately RMB9,981.8 million and RMB12,288.5 million as of December 31, 2017 and 2018 respectively are considered to be indefinitely reinvested under ASC 740-30, Accounting for Income Taxes—Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB499.1 million and RMB614.4 million as of December 31, 2017 and 2018 respectively.

        A reconciliation of the income tax expense to income before income tax expense and share of loss of equity method investees computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of income and comprehensive income is as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Income before income tax expense and share of loss of equity method investees	2,666,084	2,540,853	2,747,075
Computed income tax expense at PRC EIT tax rate	666,521	635,213	686,769
Effect of non-deductible expenses, including:
—Share-based compensation expenses	118,913	166,774	167,803
—Other non-deductible expenses	6,408	67,911	65,497
Effect of different tax rates of subsidiaries operating in other jurisdiction	1,693	8,634	10,454
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(280,523)	(329,048)	(397,437)
Effect of non-taxable income	(17,419)	(30,075)	(58,053)
Change in valuation allowance	105,387	106,731	91,571
Others	848	—	—

Income tax expenses	601,828	626,140	566,604

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Income taxes (Continued)

        The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
The aggregate effect	280,523	329,048	397,437
Per share effect:
Class A and Class B ordinary share:
—basic	2.42	2.80	3.00
—diluted	2.23	2.62	2.84

        The principal components of deferred tax assets are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	287,104	356,293
Allowance for doubtful debts	41,937	44,621
Allowance for other investments	13,980	13,980
Inventory write-down	52,885	126,755
Payroll payable and other accruals	14,963	14,750
Deferred income	131,261	178,910
Others	4,043	6,093
Less: valuation allowance	(261,061)	(352,632)

Total deferred tax assets-non current	285,112	388,770

Deferred tax liability :
Intangible assets	17,007	4,960

Total deferred tax liability-non-current	17,007	4,960

        The amount of tax loss carried forward was RMB1,253,624 and RMB1,700,028 of December 31, 2017 and 2018, respectively, for the Group's certain subsidiaries and VIEs.

        The Group has provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2017 and 2018, respectively, as management is not able to conclude that the future realization of some of those net operating loss carry forwards and other deferred tax assets are more likely than not.

25. Earnings per share

        As of December 31, 2016, 2017 and 2018, there are 909,568, 846,952 and 839,275 employee share options or non-vested ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

25. Earnings per share (Continued)

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

        Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2016, 2017 and 2018 as follows:

	Year ended December 31,
	2016	2017	2018
	Class A and Class B	Class A and Class B	Class A and Class B
	RMB	RMB	RMB
Basic earnings per share attributable to Vipshop Holdings Limited's ordinary shareholders:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	2,036,817	1,949,655	2,128,787

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	115,958,088	117,554,229	132,266,157

Basic earnings per Class A and Class B ordinary shares	17.57	16.59	16.09

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

25. Earnings per share (Continued)

        Diluted earnings per share for the years ended December 31, 2016, 2017 and 2018 are calculated as follows:

	Year ended December 31,
	2016	2017	2018
	Class A and Class B	Class A and Class B	Class A and Class B
	RMB	RMB	RMB
Diluted earnings per share:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	2,036,817	1,949,655	2,128,787
Interest expenses from convertible senior notes	84,147	54,673	57,293
Net earnings attributable to Class A and Class B ordinary shareholders for computing diluted earnings per Class A and Class B ordinary share	2,120,964	2,004,328	2,186,080

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	115,958,088	117,554,229	132,266,157
Dilutive employee share options and non-vested ordinary shares	3,572,930	1,900,201	1,562,347
Dilutive convertible senior notes	6,286,165	6,261,403	6,255,106

Weighted average number of Class A and Class B ordinary shares outstanding for computing diluted earnings per Class A and Class B ordinary share	125,817,183	125,715,833	140,083,610

Diluted earnings per Class A and Class B ordinary shares	16.86	15.94	15.61

        The Group granted a number of non-vested ordinary shares to certain executive officers and employees during the years ended December 31, 2016, 2017 and 2018 (refer to Note 29 (b)), these non-vested shares are not included in the computation of basic earnings per share as these non-vested shares do not contain any unforfeitable rights to dividends or dividend equivalents.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Accumulated other comprehensive loss

        The changes in accumulated other comprehensive loss by component are as follows:

	Cumulative Translation Adjustments	Unrealized Gain and (Loss) on Available-for-sale Securities	Total
	RMB	RMB	RMB
Balance as of January 1, 2016	(73,996)	3,015	(70,981)
Foreign currency translation, net of tax of nil	(292,152)	—	(292,152)
Fair value changes of available-for-sale investments, net of tax of nil	—	(17,042)	(17,042)
Reclassification adjustment for losses included in net income, net of tax of nil	—	36,567	36,567

Balance as of December 31, 2016	(366,148)	22,540	(343,608)

Foreign currency translation, net of tax of nil	342,348	—	342,348
Fair value changes of available-for-sale investments, net of tax of nil	—	32,633	32,633
Reclassification adjustment for gains included in net income, net of tax of nil	—	(55,615)	(55,615)

Balance as of December 31, 2017	(23,800)	(442)	(24,242)

Adoption of ASU 2016-01		442	442
Foreign currency translation, net of tax of nil	(7,083)	—	(7,083)

Balance as of December 31, 2018	(30,883)	—	(30,883)

27. Commitments and contingencies

  Operating leases agreements

        The Group leases office space and certain equipment under non-cancellable operating lease agreements that expire at various dates through June 2026. Those lease agreements provide for periodic rental increases based on both contractual incremental rates and inflation rates adjustments over the leased periods. Some of these lease agreements include terms of renewal ranging from one to ten years upon expiry of their respective original lease terms, without purchase options or escalation clause. If these lease agreements are not renewed, the Group is obligated to remove the facilities constructed under certain of its warehouse space lease contracts, although the Group expects such related removal costs to be not significant.

        During the three years ended December 31, 2016, 2017 and 2018, the Group incurred rental expenses amounting to RMB248,264, RMB493,248 and RMB595,300, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Commitments and contingencies (Continued)

        As of December 31, 2018, minimum lease payments under all non-cancellable leases were as follows:

RMB
Year ending December 31, 2019	398,044
Year ending December 31, 2020	172,549
Year ending December 31, 2021	84,475
Year ending December 31, 2022	49,863
Year ending December 31, 2023	38,426
Thereafter	7,937

Total minimum lease payments	751,294

  Capital commitment

        As of December 31, 2018, the Group has contracted for capital expenditures of RMB2,638,129 (2017: RMB2,345,658).

  Other commitments

        The Group has invested RMB126.1 million into a private equity fund (Note 12(c) (i)) as of December 31, 2018, and further investment will be made upon call from general partner of the fund from time to time to a maximum limit of US$250 million.

        The Group also commits to purchase services from one of its related parties at the amounts of RMB390,378 (US$60.0 million) from the year ended December 31, 2021 to 2023.

        During the year ended December 31, 2017, the Group entered into a cooperative lending arrangement with a bank, whereby the Group and the bank will jointly fund financing to individuals. Under this arrangement, the Group is obligated to compensate the bank, if the bank's lending portion becomes overdue by more than 80 days. The bank's lending portion under the arrangement was approximately RMB117.7 million as of December 31, 2018.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

28. Related party transactions

        The table below sets forth the major related parties and their relationships with the Group as of December 31, 2018:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries ("Tencent Group")	A shareholder with significant influence to the Group
Trendy (China) Group Holdings Limited and its subsidiaries ("Trendy Group")	An entity controlled by a director of the Group

        For the years ended December 31, 2016, 2017 and 2018, the Group entered into the following material related party transactions:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Purchase of goods	155,093	213,350	340,365
Purchase of services	1,475	1,001	317,921
Purchase of logistic services	137,088	—	—
Provision of services	1,773	1,825	6,300

        Details of the balances with related parties are as follows:

  (a)
  Amounts due from related parties

          Amounts due from related parties consist of amounts due from companies controlled or significantly influenced by the Company, its shareholders and directors.

          Amounts due from related parties as of December 31, 2017 and 2018 amounted to RMB10,191 and RMB17,475, respectively, mainly including prepayments placed by the Group related to purchases of goods from companies significantly influenced by the Company, its shareholders and directors.

  (b)
  Amounts due to related parties

          The amounts due to companies controlled or significantly influenced by the Company, its shareholders and directors as of December 31, 2017 and 2018 amounted to RMB65,022 and RMB323,108, respectively, and were unsecured and interest free. These amounts are all related to purchases of goods, logistic and other services from these parties.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Share-based payments

(a) Share incentive plan

        In March 2011, the Group adopted the Vipshop Holdings Limited 2011 Stock Incentive Plan (the "2011 Plan"), which provide up to an aggregate of 7,350,000 Class A ordinary shares of the Group as share based compensation to employees, directors, officers and consultants and other eligible personal of the Group.

        In 2012, the Group adopted the 2012 Stock Incentive Plan (the "2012 Plan"), which provide up to an aggregate of 9,000,000 Class A ordinary shares of the Group, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of the 2012 Plan.

        In July 2014, the Group adopted the 2014 Stock Incentive Plan (the "2014 Plan"), in which the maximum aggregate number of ordinary shares may be issued under the 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of the Group's then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors.

        During the years ended December 31, 2016, no share option were granted to executive officers, employees and non-employees of the Group under the 2011, 2012 and 2014 Plans.

        In January 2017, the Group granted 900,000 restricted shares to its senior management, and on the same date, the Group also granted 1,320,000 share options to its senior management at an exercise price of US$68.35 (approximately RMB444.71) per ordinary share pursuant to the Company's 2014 Share Incentive plan. In December 2018, the exercise price of 660,000 share options among the foregoing batch was adjusted to US$26.30 (approximately RMB180.83) per ordinary share.

        The expiration dates of the options were 5 to 10 years from grant date, vesting is subject to the continuous services of the option holders to the Group, and post-termination exercise period ranged from 3 to 9 months. During any authorized leave of absence, the vesting of the option shall be suspended after the leave of absence exceeds a period of 90 days. Vesting of the option shall resume upon the option holders' return to service to the Group. The vesting schedule shall be extended by the length of the suspension.

        In the event of termination of the option holders' continuous service for cause, the option holders' right to exercise the option shall terminate concurrently, except otherwise determined by the plan administrator, and the Group shall have the rights to repurchase all vested options purchased by the option holders at a discount price determined by the plan administrator. The share option holders have waived any voting rights with regard to the shares and granted a power of attorney to the Board of Directors of the Group to exercise voting rights with respect to the shares.

        The Group uses the Binomial model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm. The Group estimates that the forfeiture rate for key management and employees will be nil and 13% for 2016, nil and 18% for 2017, and nil and 22% for 2018, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Share-based payments (Continued)

(a) Share incentive plan (Continued)

        The assumptions used in determining the fair value of the share options on the grant date were as follows:

Assumptions	2017
Expected dividend yield	0%
Risk-free interest rate	1.96%
Expected volatility	61.0%
Expected life	5 years
Exercise multiples	2.80 times
Weighted average fair value of underlying ordinary shares (US$/share)	25.09

Notes:

(1)
Expected dividend yield:

The expected dividend yield was estimated by the Group based on its dividend policy over the expected life of the options.

(2)
Risk-free interest rate:

Risk-free interest rate was estimated based on the US Treasury Bond as of the valuation date.

(3)
Expected volatility:

The volatility of the underlying ordinary shares was estimated based on historical volatility of the Group for the period before the valuation date with length commensurate to contractual life of the options.

(4)
Expected life:

The expected life was the contractual life of the share options.

(5)
Exercise multiples:

The Group estimated the exercise multiple based on a consideration of various research studies regarding exercise pattern from historical statistical data.

(6)
Fair value of underlying ordinary shares:

After the Group's initial public offering in March 2012, the fair values of ordinary shares were determined based on the closing price in the market.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Share-based payments (Continued)

(a) Share incentive plan (Continued)

        For the years ended December 31, 2016, 2017 and 2018, the share option movements were as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual years to expiry per share	Weighted average fair value at grant date	Weighted average intrinsic value per option	Aggregate intrinsic value
	US$			US$	US$	US$
As of January 1, 2016	2,436,871	1.33	5.89 years
Exercised	(560,930)	1.53	4.61 years
Forfeited	(3,000)	2.50	4.92 years

Outstanding as of December 31, 2016	1,872,941	0.78	4,97 years

Granted	1,320,000	68.35	4.00 years
Exercised	(454,708)	1.95	3.75 years

Outstanding as of December 31, 2017	2,738,233	33.50	4.14 years

Exercised	(356,736)	1.65	2.77 years

Outstanding as of December 31, 2018	2,381,497	26.61	3.05 years

Non-vested as of December 31, 2018	687,500
Options vested and expected to vest as of December 31, 2018	2,381,497	26.61	3.05 years	17.76	27.98	66,644,636
Exercisable as of December 31, 2018	1,693,997	18.21	3.07 years	9.58	36.39	61,644,292

        For the years ended December 31, 2016, 2017 and 2018, the Group recognized share based payment expenses of RMB7,002, RMB54,505 and RMB65,884 in connection with the share options granted to employees, respectively. The total fair value of shares vested during the years ended December 31, 2016, 2017 and 2018 was RMB7,621, RMB236 and RMB122,864, respectively.

        As of December 31, 2018, there was RMB131,395 (2017: RMB162,949) unrecognized compensation cost related to unvested share options granted to executive and employees of the Group. The unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average period of 2 years on a straight-line basis schedule as of December 31, 2018.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Share-based payments (Continued)

(b) Non-vested shares

        During 2016, 2017 and 2018, a total of 1,815,919, 2,900,580 and 1,102,576 non-vested shares were granted to executive officers, employees, members of Audit Committee and consultants of the Group under the 2012 and 2014 Plan, respectively.

        Most of the non-vested shares granted have a vesting period of four years of employment services with the first one-fourth vesting on the first anniversary from grant date, and the remaining three fourth vesting on a monthly basis over a three-year period ending on the fourth anniversary of the grant date. The non-vested shares are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder's employment for the Group is terminated for any reason prior to the fourth anniversary of the grant date, the holder's right to the non-vested shares will terminate effectively. The outstanding non-vested shares shall be forfeited and automatically transferred to and reacquired by the Group without any consideration.

        For the years ended December 31, 2016, 2017 and 2018, the non-vested shares movement was as follows:

Non-vested shares outstanding
Outstanding as of January 1, 2016	2,094,709
Granted	1,815,919
Vested	(1,119,032)
Forfeited	(371,731)
Outstanding as of December 31, 2016	2,419,865

Granted	2,900,580
Vested	(925,623)
Forfeited	(464,564)

Outstanding as of December 31, 2017	3,930,258
Granted	1,102,576
Vested	(1,322,560)
Forfeited	(786,772)

Outstanding as of December 31, 2018	2,923,502

        The Group recognized compensation expense over the four year service periods on a straight line basis, and applied a forfeiture rate of nil for key management for 2016, 2017 and 2018, while the forfeiture rate is 13%, 18% and 22% for employees for the years ended December 31, 2016, 2017 and 2018, respectively. The aggregate fair value of the restricted shares at grant dates was RMB824,474, RMB1,082,797 and RMB527,552 during the years ended December 31, 2016, 2017 and 2018 respectively. The fair values of non-vested shares are measured at the respective fair values of the Company's ordinary shares on the grant-dates.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Share-based payments (Continued)

(b) Non-vested shares (Continued)

        For the years ended December 31, 2016, 2017 and 2018, the Group recognized share based payment expenses of RMB468,651, RMB612,593 and RMB605,326 in connection with the non-vested shares granted to employees, respectively.

        As of December 31, 2018 there was RMB1,202,977 (2017: RMB1,432,463) unrecognized compensation cost related to non-vested shares which is expected to be recognized over a weighted average vesting period of 2.32 years. The weighted average granted fair value per share of non-vested shares granted during the years ended December 31, 2016, 2017 and 2018 was US$67.66 (approximately RMB469.76), US$55.51 (approximately RMB361.18) and US$65.59 (approximately RMB478.47) respectively.

(c) Share-based compensation expenses

        For the years ended December 31, 2016, 2017 and 2018, share-based compensation expenses have been included in the following balances on the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Fulfillment expenses	(38,428)	(73,235)	(73,151)
Marketing expenses	(38,459)	(40,364)	(41,063)
Technology and content expenses	(183,122)	(206,073)	(203,594)
General and administrative expenses	(215,644)	(347,426)	(353,402)

	(475,653)	(667,098)	(671,210)

30. Segment information

Segment revenue and results

        The Group has determined that it operates in two operating segments: (1) Vip.com, (2) Internet finance business.

        The Group derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and income (loss) from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Group currently does not allocate assets, share-based compensation expenses and certain operating expenses to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

30. Segment information (Continued)

        The table below provides a summary of the Group's operating segment results for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues
Vip.com	56,567,945	72,875,234	84,159,609
Internet finance business	114,735	249,726	753,752
Inter-segment revenues (Note a)	(91,378)	(212,647)	(389,413)

Total net revenues	56,591,302	72,912,313	84,523,948
Income (loss) from operations
Vip.com	3,665,649	4,063,238	3,353,658
Internet finance business	(172,750)	(366,025)	(215,459)
Unallocated expenses (Note b)	(785,190)	(1,006,767)	(717,086)

Total income from operations	2,707,709	2,690,446	2,421,113
Total other (expenses) income	(41,625)	(149,593)	325,962

Income before income tax expense and share of loss of equity method investees	2,666,084	2,540,853	2,747,075

        Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Total depreciation of property and equipment, net
Vip.com	610,293	714,656	715,087
Internet finance business	683	6,184	55,203

	610,976	720,840	770,290

Note:

(a)
Inter-segment revenues mainly consist of payment processing and financing services provided by the Internet finance business to Vip.com and promotion services provided by Vip.com to the Internet finance business.

(b)
Unallocated expenses include share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

30. Segment information (Continued)

        Interest income and expenses (included in the measurement of segment profit or loss):

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Interest income
Vip.com	105,495	192,052	232,494
Internet finance business	29,931	4,252	36,946
Inter-segment interest income	(28,382)	(95,179)	(26,568)

	107,044	101,125	242,872

Interest expense
Vip.com	(84,151)	(55,821)	(103,504)
Internet finance business	(29,426)	(121,793)	(82,808)
Inter-segment interest income	28,382	95,179	26,568

	(85,195)	(82,435)	(159,744)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net loss of investments accounted by equity method
Vip.com	(71,489)	(22,280)	(46,999)
Internet finance business	—	—	—

	(71,489)	(22,280)	(46,999)

        The following assets information in the Internet finance segments are reviewed by the CODM:

	Year ended December 31,
	2017	2018
	RMB	RMB
Total assets
Vip.com	30,158,119	34,867,619
Internet finance business	7,824,701	8,695,044

	37,982,820	43,562,663

Investments in equity method investees
Vip.com	66,334	667,427
Internet finance business	—	—

	66,334	667,427

Total expenditure for additions of long-lived assets
Vip.com	2,459,874	3,556,067
Internet finance business	14,576	37,893

	2,474,450	3,593,960

VIPSHOP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise stated)

30. Segment information (Continued)

Other segment information

        Product revenues relate to sales of apparel, shoes and bags and other products.

        Other revenues relate to revenues from product promotion and online advertising, and commission fees charged to third-party merchants which the Group provides platform access for sales of their product, and revenues from logistic and warehouse services provided to vendors of the Group.

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Product revenues
Apparel	20,381,929	24,642,418	30,446,797
Shoes and bags	7,734,909	8,340,015	8,442,178
Cosmetics	7,574,423	10,607,267	11,700,310
Sportswear and sporting goods	3,518,007	4,747,077	5,699,740
Home goods and other lifestyle products	6,622,624	9,875,682	9,808,677
Toys, kids and baby	5,535,834	6,978,246	8,013,615
Other goods	3,914,174	5,980,948	7,398,958

	55,281,900	71,171,653	81,510,275
Other revenues	1,309,402	1,740,660	3,013,673

Total net revenues	56,591,302	72,912,313	84,523,948

Geographic information

        Substantially all revenues and long-lived assets of Group are derived from and located in the PRC.

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information
Statements of Income and Comprehensive Income
(All amounts in thousands)

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
General and administrative expenses	(490,939)	(696,832)	(694,847)	(101,061)
Other operating income	—	77,513	36,087	5,249

Loss from operations	(490,939)	(619,319)	(658,760)	(95,812)
Interest expenses	(84,148)	(54,665)	(57,293)	(8,333)
Share of results of equity method investees	(65,492)	(21,319)	1,642	239
Equity income of subsidiaries and VIEs	2,677,396	2,644,958	2,843,198	413,526

Net income	2,036,817	1,949,655	2,128,787	309,620

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(292,152)	342,348	(7,083)	(1,030)
Share of comprehensive income/(loss) of subsidiaries	19,525	(22,982)	—	—

Comprehensive income attributable to Vipshop Holdings Limited's shareholders	1,764,190	2,269,021	2,121,704	308,590

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	327,314	212	31
Investment in an equity method investee	46,630	48,292	7,024
Investment in subsidiaries and VIEs	9,093,924	11,937,122	1,736,182
Amount due from subsidiaries and VIEs	8,941,899	9,614,563	1,398,380

TOTAL ASSETS	18,409,767	21,600,189	3,141,617

LIABILITIES AND EQUITY
Accrued expenses and other current liabilities	20,345	11,106	1,613
Convertible senior notes	4,094,903	4,327,268	629,375

Total liabilities	4,115,248	4,338,374	630,988

EQUITY
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 114,716,587 and 116,395,883 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	74	75	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	11	11	2
Additional paid-in capital	8,715,995	9,385,216	1,365,023
Retained earnings	5,602,681	7,907,396	1,150,083
Accumulated other comprehensive loss	(24,242)	(30,883)	(4,490)

Total shareholders' equity	14,294,519	17,261,815	2,510,629

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	18,409,767	21,600,189	3,141,617

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information

STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net income	2,036,817	1,949,655	2,128,787	309,620
Adjustments to reconcile net income to net cash by operating activities:
Equity income of subsidiaries and variable interest entities	(2,677,396)	(2,644,958)	(2,843,198)	(413,526)
Share of results of equity method investees	65,492	21,319	(1,642)	(239)
Share-based compensation expenses	475,653	667,098	671,210	97,623
Amortization of debt issuance cost	35,824	5,950	—	—
Changes in operating assets and liabilities:
Investment in subsidiaries and VIEs	—	—	176,370	25,652
Accrued expenses and other current liabilities	23,924	53,870	(10,115)	(1,472)
Deferred income	35,688	(44,109)	—	—

Net cash (used in) generated from operating activities	(3,998)	8,825	121,412	17,658

Cash flows from investing activities:
Amounts due from (to) subsidiaries and VIEs	192,523	(5,277,028)	(452,366)	(65,794)

Net cash provided by (used in) investing activities	192,523	(5,277,028)	(452,366)	(65,794)

Cash flows from financing activities:
Repurchase of ordinary shares	(193,619)	—	—	—
Proceeds from issuance of ordinary shares upon exercise of share options	5,747	5,969	3,947	574
Partial redemption of convertible senior notes	—	(21,697)	—	—
Proceeds from issuance of ordinary shares to new investors	—	5,610,337	—	—

Net cash (used in) provided by financing activities	(187,872)	5,594,609	3,947	574

Effect of exchange rate changes on cash and cash equivalents	44	(44)	(95)	(13)

Net increase in cash and cash equivalents	697	326,362	(327,102)	(47,575)
Cash and cash equivalents at beginning of the period	255	952	327,314	47,606

Cash and cash equivalents at end of the period	952	327,314	212	31

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

        As of December 31, 2018, RMB6,637,007 of the restricted capital and reserves are not available for distribution respectively, and as such, the condensed financial information of Vipshop Holdings Limited ("Parent Company") has been presented. Relevant PRC laws and regulations also restrict the subsidiaries in PRC, the VIEs and VIEs' subsidiaries from transferring a portion of their net assets to the Company in the form of loans and advances or cash dividends. No dividends have been paid by the subsidiaries in the PRC of the Company or the VIEs to the Company during the periods presented. Total restricted net assets of the Group represent net assets of the subsidiaries in the PRC, the VIEs and VIE's subsidiaries. The balance of restricted net assets was RMB6,637,007 as of December 31, 2018.

        During each of the three years in the period ended December 31, 2018, no cash dividend was declared and paid by the Parent Company.

        As of December 31, 2018, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

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