Form 20-F
period 2019-12-31
Vipshop Holdings Ltd
filed 2020-04-27
CIK 1529192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
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
No. 20 Huahai Street
Liwan District, Guangzhou 510370
People’s Republic of China
(Address of Principal Executive Offices)
Donghao Yang, Chief Financial Officer
Vipshop Holdings Limited
No. 20 Huahai Street
Liwan District, Guangzhou 510370
People’s Republic of China
Telephone: +86 (20) 2233-0000
Facsimile: +86 (20) 2233-0111
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing 0.2 Class A ordinary shares, par value $0.0001 per share	VIPS	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share*

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 117,584,362 Class A ordinary shares, par value US$0.0001 per share, and 16,510,358 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2019.
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
☒
  Yes
☐
  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-Accelerated Filer	☐

				Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
†
provided pursuant to Section 13(a) of the Exchange Act.
☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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
☐
  Yes
☐
  No

i

INTRODUCTION
In this annual report, unless otherwise indicated or unless the context otherwise requires:
•	“active customers” refers to registered members who have purchased from our online sales business or our online marketplace platforms at least once during the relevant period;
•	“ADSs” refers to the American depositary shares, each of which represents 0.2 Class A ordinary shares of our company, par value US$0.0001 per share;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;
•	“cumulative customers” refers to all customers who had purchased products from our Vipshop Online Platform at least once during the period from our inception on August 22, 2008 to a specified date;
•	“daily unique visitors” or “monthly unique visitors” refers to the number of different IP addresses from which our Vipshop Online Platform is visited during a given day or a given month, respectively;
•	“GMV” refers to gross merchandise value, the total Renminbi value of all products and services sold through our online sales business, online marketplace platform, offline stores, and Shan Shan Outlets during the relevant period, including our websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores and Vipmaxx offline stores (since 2019), and Shan Shan Outlets (since we acquired it in July 2019), which were fulfilled by either our company or our third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, we do not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment
and only included orders that left our or other third-party vendors’ warehouses;
•	a “registered member” refers to any consumer who has registered and created an account with us;
•	“Renminbi” or “RMB” refers to the legal currency of China, and “US$” or “U.S. dollars” refers to the legal currency of the United States;
•	“repeat customers” refers to, for a given period, any customer who (i) is an active customer during such period, and (ii) had purchased products from us or our online marketplace platforms at least twice during the period from our inception on August 22, 2008 to the end of such period. Orders placed by a repeat customer during a given period include all orders placed by the customer during such period even if the customer made the first purchase from us in the same period;
•	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;
•	“total orders” refers to the total number of orders placed during the relevant period, including the orders for products and services sold through our online sales business and on our online marketplace platforms (excluding, for the avoidance of doubt, orders from our offline stores and outlets), net of orders returned;
•	“Vipshop Online Platform” refers to our Vipshop App mobile application, Vipshop WeChat Mini-Program, and our vip.com website; and
•	“we,” “us,” or “our company” refers to Vipshop Holdings Limited and its subsidiaries and consolidated affiliated entities.
Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi because our business is primarily conducted in China and most of our revenue is denominated in Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.9618 to US$1.00, which was the certified noon buying rate in effect as of December 31, 2019, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The certified noon buying rate in effect as of April 17, 2020 was RMB7.0711 to US$1.00.
We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
A.	Selected Financial Data
Selected Consolidated Financial Data
The following selected consolidated statements of income data for the three years ended December 31, 2017, 2018, and 2019 and the selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
Our selected consolidated statements of income data for the two years ended December 31, 2015 and 2016, and our selected consolidated balance sheets data as of December 31, 2015, 2016, and 2017 have been derived from our audited consolidated financial statements not included in this annual report.
Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except percentages, number of shares, and per share and per ADS data)
Selected Consolidated Statements of Income Data:
Product revenues	39,409,961	55,281,900	71,171,653	81,510,275	88,721,311	12,744,019
Other revenues	793,251	1,309,402	1,740,660	3,013,673	4,273,107	613,793

Total net revenues	40,203,212	56,591,302	72,912,313	84,523,948	92,994,418	13,357,812
Cost of revenues (1)	(30,306,723)	(42,994,688)	(56,618,471)	(67,454,981)	(72,314,190)	(10,387,283)

Gross profit	9,896,489	13,596,614	16,293,842	17,068,967	20,680,228	2,970,529
Operating expenses (2)
—Fulfillment expenses (3)	(3,667,031)	(4,904,526)	(6,899,654)	(7,489,393)	(7,317,706)	(1,051,123)
—Marketing expenses	(2,089,348)	(2,837,680)	(2,978,621)	(3,240,450)	(3,323,927)	(477,452)
—Technology and content expenses	(1,076,520)	(1,563,582)	(1,808,452)	(2,000,894)	(1,568,107)	(225,244)
—General and administrative expenses	(1,301,472)	(1,941,146)	(2,447,724)	(2,674,179)	(4,064,264)	(583,795)
—Goodwill impairment loss	—	—	—	—	(278,263)	(39,970)

Total operating expenses	(8,134,371)	(11,246,934)	(14,134,451)	(15,404,916)	(16,552,267)	(2,377,584)
Other operating income	308,431	358,029	531,055	757,062	645,413	92,708

Income from operations	2,070,549	2,707,709	2,690,446	2,421,113	4,773,374	685,653

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except percentages, number of shares, and per share and per ADS data)
Income before income taxes and share of (loss)/gain of equity method investees	2,050,520	2,666,084	2,540,853	2,747,075	4,942,805	709,990
Income tax expenses	(457,745)	(601,828)	(626,140)	(566,604)	(983,554)	(141,279)
Share of (loss)/gain of equity method investees	(84,063)	(71,489)	(22,280)	(46,999)	27,182	3,904

Net income	1,508,712	1,992,767	1,892,433	2,133,472	3,986,433	572,615

Net loss/(income) attributable to non-controlling interests	80,953	44,050	57,222	(4,685)	30,399	4,367
Net income attributable to our shareholders	1,589,665	2,036,817	1,949,655	2,128,787	4,016,832	576,982

Shares used in calculating earnings per share
Class A and Class B ordinary shares:
—Basic	115,736,092	115,958,088	117,554,229	132,266,157	133,524,129	133,524,129
—Diluted	120,168,063	125,817,183	125,715,833	140,083,610	136,081,415	136,081,415
Net earnings per Class A and Class B ordinary share
Net income attributable to our shareholders—Basic	13.74	17.57	16.59	16.09	30.08	4.32
Net income attributable to our shareholders—Diluted	13.23	16.86	15.94	15.61	29.58	4.25
Net earnings per ADS (1 Class A ordinary share equals 5 ADSs)
—Basic	2.75	3.51	3.32	3.22	6.02	0.86
—Diluted	2.65	3.37	3.19	3.12	5.92	0.85

Notes:
(1)	Excludes shipping and handling expenses, and includes inventory write-down that amounted to RMB293.9 million, RMB303.2 million, RMB206.7 million, RMB440.8 million, and RMB347.5 million (US$49.9 million) for the years ended December 31, 2015, 2016, 2017, 2018, and 2019, respectively.
(2)	Include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	(18,665)	(38,428)	(73,235)	(73,151)	(112,683)	(16,186)
Marketing expenses	(19,938)	(38,459)	(40,364)	(41,063)	(35,038	(5,033)
Technology and content expenses	(126,274)	(183,122)	(206,073)	(203,594)	(180,493)	(25,926)
General and administrative expenses	(138,064)	(215,644)	(347,426)	(353,402)	(359,869)	(51,692)

Total	(302,941)	(475,653)	(667,098)	(671,210)	(688,083)	(98,837)

(3)	Include shipping and handling expenses, which amounted to RMB1.71 billion, RMB2.58 billion, RMB3.83 billion, RMB4.50 billion, and RMB4.63 billion (US$665.4 million) for the years ended December 31, 2015, 2016, 2017, 2018, and 2019, respectively.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash, cash equivalents and restricted cash	3,324,384	4,109,577	10,221,992	10,038,472	7,719,285	1,108,805
Total current assets	12,153,276	14,580,872	25,916,138	27,325,637	23,028,041	3,307,771
Total assets	20,035,522	25,094,453	37,982,820	43,562,663	48,582,678	6,978,465
Total liabilities	16,422,255	19,312,649	23,732,244	26,351,870	26,332,981	3,782,496
Total shareholders’ equity	3,613,267	5,781,804	14,250,576	17,210,793	22,249,697	3,195,969
B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
We also seek to broaden our product and service offerings through third-party sellers offering their own products and services on our Vipshop Online Platform. The products and services offered by such third-party sellers may differ in category, quality, and value in comparison to those offered directly by us. Such expansion may require us to work with different groups of brand partners and introduce new product and service categories to address the needs of different kinds of customers. We have limited or no experience in some of these newer product and service offerings, and our expansion into these new product and service categories may not achieve broad customer acceptance. These offerings may present new and difficult technological or operational challenges, and we may be subject to claims if customers experience service disruptions or failure or other quality issues with these third-party sellers. In addition, our profitability, if any, in our newer product and service categories may be lower than in our older categories, which may adversely affect our overall profitability and results of operations.
In addition, we seek to expand into the offline retail business to supplement our online business. We acquired 100% equity interests in Shan Shan Commercial Group Co., Ltd., or Shan Shan Outlets, a leading player in the offline outlet management industry in China, in accordance with a share purchase agreement entered into in July 2019. We also opened offline retail stores under our own Vipshop brand in 2019 to expand cooperation with our brand partners and help them clear their inventories more effectively. As of December 31, 2019, we had approximately 200 Vipmaxx offline stores and approximately 300 Vipshop offline stores. We cannot assure you that we will be able to compete successfully with existing offline competitors, including, among others, traditional offline malls that have accumulated considerable customer base and offline stores of other reputable online retailers. We may lack sufficient experience in or capabilities for offline operations, including offline store management. We may not be able to locate desirable sites for our stores. Operating offline stores requires considerable capital and personnel, and we may not be able to generate profits from our offline business to cover the relevant cost within a short period of time. The occurrence of any of the above may adversely affect our business, prospects, financial condition, and results of operations.
Furthermore, we have participated in the Internet finance sector for a few years. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have limited experience in operating an Internet finance business, and exposure to credit risks or significant deterioration in the asset quality of our Internet finance business may materially and adversely affect our business, financial condition, and results of operations.” and “Item 4.B. Information on the Company—Business Overview—Our Product and Service Offerings—Other Services.”
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

Pandemics, epidemics, or fear of spread of contagious diseases could disrupt our operations or Chinese or global economies, which could materially and adversely affect our business, financial condition, and results of operations.
Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019
(COVID-19),
Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu could disrupt our business operations in China and elsewhere in the world, reduce or restrict our fulfillment capacity, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Any one or more of these events or recurrence may adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.
The current
COVID-19
pandemic has already adversely affected many aspects of our business. Since February 2020, we have experienced, and expect to continue to experience, a meaningful decline in our sales and profitability as a result of the reduced demand from our customers due to their reduced need of leaving households during the outbreak. In addition, our China-based facilities underwent temporary closure in February 2020, and most of our employees had worked from home for weeks, both as part of China’s nationwide efforts to contain the spread of the
COVID-19.
Our service capacity and operational efficiency were therefore negatively affected in February and early March 2020. Since March 2020, we and our suppliers and business partners have been gradually recovering from the general shutdown and delay in commencement of operations in China. The abilities of our product and service suppliers to maintain sufficient inventories and timely deliver products and services have been adversely affected by their insufficient workforce as a result of temporary travel restrictions in China and the necessity to comply with disease control protocols in our business facilities, especially those located in critical regions such as Hubei Province, China. The global spread of
COVID-19
may also affect our overseas suppliers. While the duration of this disruption to our business and related financial impacts cannot be reasonably estimated at this time, we expect that our consolidated results of operations for the first half of 2020 will be affected with potential continuing impacts on subsequent periods. The global spread of
COVID-19
pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations will depend on future developments, especially the effectiveness of the global containment of the COVID-19, which are highly uncertain and cannot be predicted. We cannot assure you that the
COVID-19
pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If the
COVID-19
pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.
If we are unable to offer branded products at attractive prices to meet customer needs and preferences, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition, and results of operations may be materially and adversely affected.
Our future growth depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences have historically affected, and will continue to affect, the online retail industry. Consequently, we must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers. As we implement our strategy to offer a curated selection of discounted products desired by our customers, we expect to face additional challenges in the selection of products and services. Our ability to offer suitable products catering to consumers’ needs at attractive discounts depends on the effectiveness of our merchandising team as well as our IT system that collects and provides accurate and reliable information on consumer interests. In addition, we have implemented measures, such as mostly working with brands directly, to ensure that only authentic products are offered on our platform. Any perception by our existing or prospective customers that any of our products are not authentic, or are of inferior quality, could cause our reputation to suffer. This is particularly important for cosmetics and mother and baby care products. While our representatives generally check the products that we sell to confirm their authenticity, quality, and proper labeling, we cannot assure you that all of our suppliers have provided us with authentic products or that all products that we sell are of the quality satisfactory to our customers. If our customers cannot find desirable products within our product portfolio at attractive prices, or if our reputation for selling authentic, high-quality product suffers, our customers may lose interest in our platform and thus may visit our platform less frequently or even stop visiting our platform, which in turn may materially and adversely affect our business, financial condition, and results of operations.
Our business and results of operations may be materially and adversely affected if we are unable to maintain our customer experience or provide high-quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide reliable and user-friendly Vipshop Online Platform for our customers to browse and purchase our products, reliable and timely delivery of our products by third-party delivery companies, and superior after-sales services. Our sales may decrease if our platform services are severely interrupted or otherwise fail to meet our customer demands. Should third-party delivery companies fail to provide our product delivery and return services in a convenient and reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be adversely affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be adversely affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high-quality customer service, we may not be able to retain existing customers or attract new customers, which could materially and adversely affect our business, financial condition, and results of operations.
Any harm to our brand or failure to maintain our reputation may materially and adversely affect our business and growth prospects.
We believe that the recognition and reputation of our brand among our customers and brand partners have significantly contributed to the growth of our business. Maintaining and enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and, if not properly managed, may negatively impact our brand and reputation. These factors include our ability to:
•	provide satisfactory user experience as consumer preferences evolve and as we expand into new product categories;
•	offer desirable branded merchandises at appealing discounts on a daily basis;
•	increase brand awareness among existing and potential customers through various marketing and promotional activities and word-of-mouth referrals;
•	maintain the popularity, attractiveness, and quality of the products that we offer;
•	maintain the efficiency, reliability, and quality of our fulfillment services; and
•	preserve our reputation and goodwill in the event of any negative media publicity on Internet security, product quality, or authenticity issues affecting us or other online retail businesses in China.
A public perception that
non-authentic
or counterfeit goods are sold on our Vipshop Online Platform, even if factually incorrect, could damage our reputation, reduce our ability to attract new customers or retain our existing customers, and diminish the value of our brand. If we are unable to maintain our reputation, enhance our brand recognition, or increase positive awareness of our platform, products, and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we fail to manage our relationships with, or otherwise fail to procure products at favorable terms from, our existing brand partners, or if we fail to attract new brand partners, our business and growth prospects may suffer.
We source our products from both domestic and international brand partners. As of December 31, 2017, 2018, and 2019, we worked with over 13,000, 17,000, and 18,000 brand partners, respectively. We depend significantly on our ability to source products from brand partners on favorable pricing terms, typically at a substantial discount to the original sales price. However, our agreements do not ensure the long-term availability of merchandise or the continuation of any particular pricing practices. Our contracts with our brand suppliers typically do not restrict our brand partners from selling products to other buyers. We cannot assure you that our current brand partners will continue to sell products to us on commercially acceptable terms, or at all. In the event that we are not able to purchase merchandise on favorable pricing terms, our revenues, profit margin, and earnings may be materially and adversely affected. Our brand partners primarily include brand owners, and to a lesser extent, brand distributors and resellers.
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
We primarily rely on third-party delivery companies for our product order fulfillment, and if these third-party delivery companies fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.
We are committed to providing superior order fulfillment services to our customers. We primarily rely on high-quality third-party delivery companies to fulfill our product delivery demand, and have built our in-house
warehousing systems with nationwide coverage over the years. In November 2019, we terminated our own delivery service unit and entered into a strategic cooperation agreement with SF Holding Co., Ltd., or SF Holding, to utilize the delivery services of SF Holding to optimize the efficiency of our logistics operations, decrease our fulfillment expenses, and provide our customers with superior delivery services.
Interruptions to or failures in delivery services could prevent the timely or proper delivery of our products.
These interruptions may be due to events that are beyond our control or the control of our third-party delivery partners, such as inclement weather, natural disasters, transportation interruptions, or labor unrest or shortage. Moreover, if these third-party delivery companies fail to comply with applicable rules and regulations in China, reputation of our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all, to replace such third-party delivery companies to the extent necessary. As competition intensifies in the future, we may need to require further shortened delivery time at increasing fulfillment expenses. Delivery of our products could also be affected or interrupted by merger, acquisition, insolvency, or government shut-down of the third-party delivery companies we engage to make deliveries. If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.
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
•	ability to identify products in demand among consumers and source these products on favorable terms from brand suppliers;
•	focus on and expertise in the apparel category;
•	ability to offer a curated selection of products catering to consumer preferences;
•	pricing;
•	breadth and quality of product offerings;
•	platform features;
•	customer service and fulfillment capabilities; and
•	reputation among consumers and brands.
Some of our current and potential competitors may have significantly greater resources, longer operating histories, larger customer bases, and greater brand recognition. As the online discount retail market in China is expected to grow, new competitors and some existing B2C
e-commerce
companies may enter into this market. In addition, other online retailers may be acquired by, receive investment from, or enter into strategic relationships with, well-established and well-financed companies or investors, which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from brand partners, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their platform and system development than us. In addition, emerging technologies and continuing innovation in mobile Internet may increase the competition in the online retail industry. Increasing competition may negatively affect our business development, online retail, and brand recognition, which may in turn affect our market share and operating margins. We cannot assure you that we will be able to compete effectively against our competitors, and competitive pressure may materially and adversely affect our business, prospects, financial condition, and results of operations.
We had incurred net losses and experienced negative cash flow from operating activities in historical periods and may incur net losses in the future.
We had incurred net losses in historical periods. Although we have achieved net profit since the fourth quarter of 2012, we cannot assure you that we can continue to generate net profits or maintain positive cash flow from operating activities in the future. Our ability to be profitable depends on our ability to grow our business and increase our total net revenues, to optimize our product category mix, to negotiate favorable terms with our suppliers, and to control our costs and operating expenses. Although we have experienced significant revenue growth since our inception, such growth may not be sustainable and we may incur net losses in future periods or fail to maintain positive cash flow from operating activities. We have incurred in the past and expect to continue to incur in future periods share-based compensation expenses and we expect our costs and other operating expenses to continue to increase as our business grows, either of which will reduce our net income and may result in future losses. If our costs and operating expenses continue to increase without a commensurate increase in our revenue, our business, financial condition, and results of operations will be adversely affected, and we may need additional capital to fund our ongoing operations.
We may suffer losses if we are unable to effectively manage our inventory.
Due to the nature of the flash sales business and our
non-standardized
product category offerings, we need to manage a large volume of inventory turnover. We depend on our forecasts of demand and popularity for various kinds of products to make decisions regarding product procurements. Our customers may not order products at our expected levels. In addition, any unfavorable market or industry conditions or change in consumer trends and preferences may limit our ability to accurately forecast the inventory levels to meet customer demand.
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
We recorded RMB206.7 million, RMB440.8 million, and RMB347.5 million (US$49.9 million) in inventory write-down in the years ended December 31, 2017, 2018, and 2019, respectively. Such write-downs primarily reflected the estimated net realizable value of damaged or obsolete inventory.
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
Purchases of apparel, fashion accessories, and other items over the Internet may be subject to higher return rates than merchandise sold at physical stores. In order to accommodate our customers and to overcome any hesitance that they may have in shopping with us, we currently implement a unified seven-day
product return policy for purchases via our Vipshop Online Platform and refund our customers if they refuse to accept the delivery, which also constitutes a product return. Our product return rates remained stable from 2013 to 2017, and slightly increased in 2018 and 2019 due to the repositioning of our business focus towards the apparel category since 2018 and the implementation of our new Super VIP Membership program in 2018, which offers free shipping and free return for its paid members. If we are unable to efficiently manage our product return rates within an appropriate range relative to our sales volume, or if our product return rates increase or are higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rates for such products increase significantly, we may experience an increase in our inventory balance, inventory impairment, and fulfillment costs, which may materially and adversely affect our working capital. As a result, our business, financial condition, and results of operations may be materially and adversely affected.
We rely on online retail of apparel products for a significant portion of our total net revenues.
Historically, online retail sales of apparel products accounted for a significant portion of our total net revenues. We expect that sales of these products will continue to grow and represent a significant portion of our total net revenues in the near future. We have increased our offerings to include other product categories, including cosmetics, home goods, mother and baby care products, accessories, wellness products, consumer electronic products, and other lifestyle products.
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
If we are not able to manage our logistics network successfully, our growth potential, results of operations and business could be materially and adversely affected.
Our logistics network, currently consisting of both regional logistics hubs and local distribution centers, is essential to our business operations. We plan to complete construction of certain logistics centers, and to maintain our logistics network to accommodate increasing volumes of customer orders, enhance customer experience, and provide sufficient coverage across China. However, we cannot assure you that our plans to maintain the operation of our own logistics centers will be successful. We cannot assure you that we can complete the on-going
constructions of our logistics centers in a cost-efficient manner. Nor can we assure you that we will be able to recruit and retain qualified managerial and operational personnel to support our logistics network. If we are unable to effectively control expenses related to the maintenance of our logistics network, our business, prospects, financial condition, and results of operations could be materially and adversely affected.
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
Our servers may be vulnerable to computer viruses, user traffic boom that exceeds the capacity of our servers, physical or electronic break-ins,
and other disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data, or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We did not have material system failure in 2019.
Additionally, we intend to continue using our available cash and financing options to upgrade and improve our IT systems and cybersecurity to support our business growth. For the year ended December 31, 2019, we spent RMB126.7 million (US$18.3 million) to maintain our IT and cybersecurity protections. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future IT systems do not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn, could materially and adversely affect our business, financial condition and results of operations.
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
We accept payments using a variety of methods, including our Vipshop Payment service and payment through third-party online payment services, such as Tenpay. For certain payment methods, including credit and debit cards processed via our Vipshop Payment service, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may be subject to fraud, customer data leakage, and other illegal activities in connection with the various payment methods we offer. We may also be subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.
The security of operations of our own and other third-party online payment services may materially and adversely affect our business.
Currently, we accept payments through our own Vipshop Payment service and other third-party online payment service providers, such as Tenpay.
In 2019, over 95% of our total orders were collected through online payment services, of which Tenpay was used to process a significant portion of our total orders, and our Vipshop Payment service was used to process a meaningful portion of our total orders. We expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment services. In all these online payment transactions, secured transmission of confidential information such as customers’ credit card numbers and personal information over public networks is essential to maintain consumer confidence.
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
Our business, financial condition, and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. The retail industry, including the online retail sector, is highly sensitive to general economic changes. Although our discount retail business is typically counter-cyclical, online purchases tend to decline significantly during recessionary periods and approximately 95% of our total net revenue is derived from online retail sales in China. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies, and global pandemics such as the
COVID-19
can adversely affect consumer confidence and spending. The domestic and international political environments, including military conflicts and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our business, financial condition, and results of operations.
We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms.
We have been and may continue to be subject to allegations that some of the items sold on our platforms are counterfeit or unauthorized from the relevant brand owners. As of December 31, 2017, 2018, and 2019, we worked with over 13,000, 17,000, and 18,000 brand partners, respectively, via our Vipshop Online Platform. We cannot assure you that measures we have adopted in the course of sourcing such products to ensure their authenticity or authorization and to minimize potential liability of infringing third parties’ rights will be effective. Any inadvertent sales of counterfeit, non-authentic
or unauthorized items, or public perception of such incidents, could harm our reputation, impair our ability to attract and retain customers, and cause us to incur additional costs to respond to any incident of this nature. If counterfeit products, unauthorized products, or products, images, logos or any other information that otherwise infringe third parties’ rights are sold or posted on our platform, we could also face infringement claims. We have occasionally received claim letters alleging our infringement of third-party rights. In December 2015, we received various consumer complaints about non-authentic
Maotai liquor purchased during our annual promotion and confirmed that one of our vendors supplied non-authentic
Maotai liquor sold on our platform. We discontinued cooperation with the vendor and voluntarily paid over RMB40 million to compensate the customers who had purchased such non-authentic
Maotai liquor. We cannot assure you that in the future, we will not be required to allocate significant resources and incur material expenses regarding such claims. We may need to pay substantial amounts of compensation to settle similar claims without involving in any legal proceedings, and could be required to pay substantial damages or to refrain from the sale of relevant products in the event that a claimant prevails in any proceedings against us. Forms of potential liabilities under PRC law if we negligently participated or assisted in infringing activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, and administrative penalties. Moreover, our reputation could be negatively affected due to the negative publicity of any infringement claim against us. Any third-party claims may materially and adversely affect our business, prospects, financial condition, and results of operations.
Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.
A significant challenge to
e-commerce
and communications is the secure transmission of confidential information over public networks. Currently, almost all product orders and, in some cases, payments for products we offer, are made through our Vipshop Online Platform and systems. In such transactions, maintaining security on our platform and systems for the transmission of confidential or private information, such as customers’ personal information, payment-related information, and transaction information, is essential to maintain consumer confidence in our platform and systems.
We have adopted rigorous security policies and measures, including use of encryption technology, to protect our proprietary data and customer information. However, advances in technology and hacker skills, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits on our platform. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases on our platform. Furthermore, our third-party delivery partners may also violate their confidentiality obligations and disclose or use information about our customers illegally. Although we do not believe that we will be held responsible for any such illegal activities, any negative publicity on our platform’s safety or privacy protection mechanism and policy could materially and adversely affect our public image and reputation.
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
We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners and others, to protect our proprietary rights. As of December 31, 2019, we owned 1,903 registered trademarks, 169 copyrights (including copyrights with respect to 156 software products developed by us relating to various aspects of our operations), and 326 registered domain names that are material to our business, including vip.com and vipshop.com. See “Item 4.B. Information on the Company—Business Overview—Intellectual Property.”
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
We may pursue selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our brand to new customers and suppliers, expand our product and service offerings and improve our technology infrastructure. We may also pursue strategic initiatives with brands and platforms in international markets.
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
In addition, although we have no current acquisition plans, we may consider entering into strategic acquisition of other companies, businesses, assets or technologies that are complementary to our business and operations as part of our growth strategy. For example, in September 2016, we acquired 100% of equity interest in Zhejiang Ebatong Technology Co., Ltd., which is a third-party payment service provider, for a total consideration of RMB428.3 million. Zhejiang Ebatong Technology Co., Ltd. changed its name to Zhejiang Vipshop Payment Co., Ltd. following the completion of acquisition, and developed our Internet payment channel. In December 2017, subsidiaries of Tencent Holdings Limited, or Tencent, and JD.com, Inc., or JD.com, invested in us with an aggregate investment amount of US$862.3 million in cash. A Tencent subsidiary and JD.com also entered into strategic cooperation framework agreement and business cooperation framework agreement with us, respectively. Under these agreements, Tencent granted us an access interface on Weixin Wallet, and JD.com granted us access interfaces on JD.com’s mobile application and JD.com’s Weixin Discovery shopping application, to utilize the traffic from such platforms. In March 2018, we agreed to invest up to US$250 million in a private equity fund focusing on technology-enabled consumer, retail, and other related businesses. In July 2019, we entered into a share purchase agreement with Ningbo Xingtong Chuangfu Equity Investment Partnership and Shan Shan Group Co., Ltd. in connection with the acquisition of 100% equity interests in Shan Shan Outlets. In October 2019, we agreed to invest up to RMB2 billion in another private equity fund focusing on technology-enabled consumer, retail, and other related businesses.
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
Our ability to process and fulfill orders accurately and to provide high-quality customer service depends on the efficient and uninterrupted operation of our regional logistics hubs and self-owned servers located in data centers operated by major PRC Internet datacenter providers. Our regional logistics hubs and data centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins,
earthquake, human errors, and other events. We have developed a disaster tolerant system which includes real-time data mirroring, daily data back-up
and system redundancy solutions. However, we do not carry business interruption insurance. The occurrence of any of the foregoing risks could materially and adversely affect our business, prospects, financial condition, and results of operations.
We have limited experience in operating an Internet finance business, and exposure to credit risks or significant deterioration in the asset quality of our Internet finance business may materially and adversely affect our business, financial condition, and results of operation.
Over the past few years, we have participated in the emerging Internet finance sector in China, providing both consumer financing and supplier financing services. In 2019, we scaled back our Internet finance business, which currently serves as a supporting function for our core online retail business. We cooperate with banks and third-party consumer financing companies to provide consumer loans to our customers, and charge the banks and third-party consumer financing companies a certain percentage of channel fees.
Operating in this highly-regulated and fast-changing business sector involves risks and challenges. Our lack of familiarity with the Internet finance sector may make it difficult for us to capture the demands and preferences in the market and provide financial service products that meet our customers’ requirements and preferences. We may not be able to achieve customer satisfactory.
Additionally, the risk of nonpayment of loans is inherent in the financing business. Although we have largely terminated providing loans to customers and suppliers by ourselves to reduce the credit risks we bear directly, we are not fully exempt from all the risks associated with potential bad debts. Defaults in payment for loans by our customers and suppliers expose us to bad debts. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our Internet finance business. Any significant deterioration in the asset quality of our Internet finance business and significant increase in associated credit risks may materially and adversely affect our business, financial condition and results of operations.
We may be subject to product liability claims if people or properties are harmed by the products we sell.
We sell products manufactured by third parties, some of which may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims in connection with personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as a product retailer or as a marketplace service provider. Currently, we maintain third-party liability insurance and product liability insurance in relation to products we sell for any product liability claims based on property damage or personal injury. We also maintain public liability insurance. However, any material product liability claim beyond our coverage or litigation could materially and adversely affect our business, financial condition, and results of operations. Even unsuccessful claims could result in the use of funds and managerial efforts in defending them and could negatively impact our reputation.
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
Our business operations depend on the continuing efforts of our management, particularly the executive officers named in “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management” in this annual report. If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements we have entered into with our management team, particularly in China, where all these individuals reside. As a result, our business may be negatively affected due to the loss of one or more members of our management.
If we are unable to attract, train, and retain qualified personnel, our business may be materially and adversely affected.
We intend to hire and retain additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to attract, train, and retain qualified personnel, particularly management, technical, marketing, and other operational personnel with expertise in the online retail industry. Our experienced
mid-level
managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. Since our industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees that we will need in order to achieve our strategic objectives. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all. If we are unable to attract, train, and retain qualified personnel, our business may be materially and adversely affected.
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
Some of our landlords do not have proper ownership certificates for the properties we lease, or have other restrictions on their ownership of the properties. In particular, several of our offices in Guangzhou, China are located on land allocated by local government, and the landlord has not obtained the relevant government approvals for leasing the premises. In addition, some of our leased properties were mortgaged by the owners to third parties before we entered into lease agreements with them, and if such owners fail to perform their obligations secured by such properties and the mortgage is enforced by the third parties, we may be unable to continue to lease such properties and may be forced to relocate. Furthermore, a few of our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC laws. According to PRC laws, rules, and regulations, failure to register a lease agreement will not affect its effectiveness between the landlord and the tenant. However, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities or any third parties with respect to our leasehold interests in or use of such properties. Currently, we are constructing our new office building in Guangzhou and plan to move into the new office building upon its anticipated completion in 2020.
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
We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form
 20-F.
In addition, an independent registered public

accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2019, as included in this annual report. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2019. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2019. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.
Our business, financial condition, and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.
COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. China had a negative gross domestic product, or GDP growth in the first quarter of 2020, which broke the record of the continued GDP growth in China for the past decades. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. The terms of the United Kingdom’s exit from the European Union, commonly referred to as the “Brexit,” remain undetermined, resulting in market volatility and exchange rate fluctuations from time to time both globally and most specifically in the United Kingdom and rest of the Europe. The Brexit has created significant uncertainty about the future relationship between the United Kingdom and the European Union. These developments, or the perception that any of them could occur, may adversely affect European and worldwide economic and market conditions. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations, and financial condition.
Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and online retail industry in China. The online retail industry is particularly sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in the global or Chinese economy may lead to reduced online purchasing activities, which could materially and adversely affect our business, financial condition, and results of operations.

Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may materially and adversely impact financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the credit markets. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. Any recurrence of financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Any prolonged slowdown in the global or Chinese economy may negatively impact our business, results of operations, and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.
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
Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, provision of online information, and operation of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide value-added telecommunication services, including commercial Internet content services and online data processing and transaction processing (operating
e-commerce)
services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity operating value-added telecommunication services (except for operating
e-commerce,
domestic multi-party communication,
store-and-forward
and call center), including commercial Internet content provision business. The Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. The PRC Ministry of Industry and Information Technology, or MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises, or FIEs, and obtain value-added telecommunication business operating licenses, or VATS Licenses, to operate any value-added telecommunications business in China. Because commercial Internet content provision is a value-added telecommunication business, FIEs that plan to engage in Internet content provision business must obtain VATS Licenses for Internet content provision business, or the ICP Licenses. Operators of domestic call centers are required to obtain VATS Licenses for operating domestic call center services. Meanwhile, the operators of online platforms that provide access to third-party merchants for sales of their products are also required to obtain VATS Licenses for online data processing and transaction processing (operating
e-commerce)
services, or the EDI Licenses. Under the MIIT Circular, a PRC domestic company that holds a VATS License, including the ICP

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
E-Commerce
 Co., Ltd., or Vipshop
E-Commerce,
Guangzhou Vipshop Information Technology Co., Ltd., or Vipshop Information, Pin Jun Tong Enterprise Management & Consulting Co., Ltd., or Pin Jun Tong, and Tianjin Pinjian
E-Commerce
 Co., Ltd. (formerly known as “Shanghai Pinjian
E-Commerce
 Co., Ltd.”), or Tianjin Pinjian. Because all shareholders of our consolidated affiliated entities are PRC citizens, our consolidated affiliated entities are considered PRC domestic companies under PRC laws. As of the date of this annual report, Vipshop
E-Commerce
held an EDI License valid until December 2022, which is required for providing platform access to third-party merchants for their sales of products to further develop our business; Vipshop Information held a VATS License valid until July 2020 for domestic call center services, which is in the renewal process.
For a detailed description of these licenses and permits, see “Item 4.B. Information on the Company—Business Overview—Regulation.” Each of our consolidated affiliated entities is a PRC limited liability company. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”
In the opinion of our PRC counsel, Han Kun Law Offices, based on its understanding of the relevant PRC laws, rules, and regulations, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, each as described in this annual report, are in compliance with existing PRC laws, rules, and regulations, and the contractual arrangements among (a) Vipshop China, (b) Vipshop
E-Commerce,
and (c) shareholders of Vipshop
E-Commerce
as one set and the other three sets concerning our insignificant consolidated affiliated entities, each as described in this annual report, are not in violation of any existing PRC laws, rules, and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. See also “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Our business may be significantly affected by the newly enacted PRC Foreign Investment Law.” Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to or otherwise different from that of our PRC counsel.
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
Each shareholder of Vipshop
E-Commerce
is a shareholder and director of our company. In addition, these shareholders’ equity interest in our company will be further diluted as a result of any future offering of equity securities. As a result, conflict of interest may arise as a result of the dual shareholding and governance structure.
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
Our business may be significantly affected by the newly enacted PRC Foreign Investment Law
On March 15, 2019, the National People’s Congress, or NPC, approved the PRC Foreign Investment Law, which became effective on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the PRC Wholly Foreign-Invested Enterprise Law, the PRC Sino-Foreign Cooperative Joint Venture Enterprise Law, and the PRC Sino-Foreign Equity Joint Venture Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is newly enacted, there are substantial uncertainties relating to its interpretation and implementation. For example, the law adds a catch-all
clause to the definition of “foreign investment,” which includes investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the PRC State Council, without further elaboration on the scope of “other means.” The Implementing Regulation of the Foreign Investment Law adopted by the State Council on December 12, 2019 did not provide further clarification for such “other means” either. The current laws and regulations leave leeway for the future legislations to be promulgated by competent PRC legislative institutions to provide for contractual arrangements as a form of foreign investment and subject to foreign investment restrictions. It is therefore uncertain whether our corporate structure may be deemed as violating the foreign investment restrictions in China. Furthermore, if future legislations prescribed by the PRC State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance, and business operations could be materially and adversely affected.
Our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.
We might be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our PRC subsidiaries and our consolidated affiliated entities were not entered into on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our consolidated affiliated entities adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing our tax expenses, which could subject our consolidated affiliated entities to late payment fees and other penalties for underpayment of taxes. The PRC Enterprise Income Tax Law, or the

EIT Law, requires every enterprise in China to submit annual report of enterprise income tax, or EIT, together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.
If our PRC subsidiaries and consolidated affiliated entities fail to obtain and maintain the requisite assets, licenses, and approvals required under PRC laws, our business, financial condition, and results of operations may be materially and adversely affected.
Foreign investment and the Internet industry in China are highly regulated by the PRC government, and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. See “Item 4.B. Information on the Company—Business Overview—Regulation.” Our PRC subsidiaries and our consolidated affiliated entities are required to obtain and maintain certain assets relevant to their businesses as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant government authorities. Furthermore, our PRC subsidiaries and our consolidated affiliated entities may be required to obtain additional licenses. For instance, as we have launched various Internet finance businesses, we are required to obtain and hold various licenses, permits, or approvals that are required for the provision of those Internet finance services, and we may be required to obtain additional licenses, permits, or approvals in case we further expand our Internet finance businesses in the future. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulation on Internet finance.” However, we cannot assure you that we will obtain such licenses, permits, or approvals in a timely manner, or at all, due to complex procedural requirements and policies. If we fail to obtain or maintain any of the required, assets, licenses, or approvals, our continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal net revenue, fines, and the discontinuation or restriction of our operations. Any such disruption in the business operations of our consolidated affiliated entities will materially and adversely affect our business, financial condition, and results of operations.
Risks Relating to Doing Business in China
Changes in China’s economic, political, or social conditions or government policies could materially and adversely affect our business and operations.
Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued yet slowing economic growth in China as a whole.
The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down in recent years. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.
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
In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.
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
The interpretation and application of existing PRC laws, regulations, and policies and possible new laws, regulations, or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet-related businesses.
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
Our independent registered public accounting firm that issues the audit reports included in our annual report filed with SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because we have substantial operations within China and, without the approval of PRC authorities, PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations, our independent registered public accounting firm is not currently inspected fully by PCAOB. On December 7, 2018, SEC and PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of

U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On November 4, 2019, the SEC announced that SEC and PCAOB had dialogue with the “Big Four” accounting firms, which emphasized the need for effective and consistent global firm oversight of member firms, including those operating in China. On February 19, 2020, the SEC and the PCAOB further issued a joint statement on continued dialogue with “Big Four” accounting firms on audit quality in China, highlighting that PCAOB continues to be prevented from inspecting the audit work and practices of PCAOB-registered audit firms in China on a comparable basis to other non-U.S. jurisdictions. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions SEC and PCAOB will take to address the problem.
Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.
If the settlement reached between SEC and the “Big Four” China-based accounting firms, including the PRC affiliate of our independent registered public accounting firm, concerning the manner in which SEC may seek access to audit work papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.
Starting in 2011 all PRC audit firms practicing before SEC, including the PRC affiliate of our independent registered public accounting firm and those of the other “Big Four” networks, were affected by a conflict between U.S. and PRC laws. Specifically, SEC and PCAOB sought to obtain from the PRC accounting firms access to their audit work papers and related documents from audits in China of the operations of certain U.S.-listed companies. The PRC accounting firms were, however, advised by their legal counsels and directed by the relevant PRC authorities that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through CSRC.
In December 2012 SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC affiliates of the “Big Four” accounting firms, including the PRC affiliate of our independent registered public accounting firm.
After the first hearing in July 2013, an administrative law judge issued an initial decision in January 2014 in favor of SEC and proposed penalties on the PRC accounting firms including a temporary suspension of their right to practice before SEC, which did not take effect pending review by SEC Commissioner. On February 6, 2015, before a review by SEC Commissioner had taken place, the PRC accounting firms reached a settlement with SEC whereby the proceedings were stayed. Under the settlement, SEC accepts that future requests by SEC for the production of documents will normally be made to CSRC. The PRC accounting firms will receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via CSRC. If they fail to meet specified criteria, SEC retains authority to impose a variety of additional remedial measures on the PRC accounting firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month
bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the recently-stayed proceeding against all four firms. SEC also reserves the right to resume those proceedings in circumstances where, notwithstanding the accounting firms’ compliance with the procedures in the settlement agreement, SEC does not receive a production of documents which it considers satisfactory (for example, due to action or inaction by the PRC authorities).
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
Fluctuations in exchange rates may materially and adversely affect our results of operations and the value of your investment.
The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. The value of Renminbi against U.S. dollars and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
All of our total net revenues and most of our expenses are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings, and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of Renminbi against U.S. dollars would reduce the amount of Renminbi we would receive if we need to convert U.S. dollars into Renminbi. Conversely, a significant depreciation of Renminbi against U.S. dollars may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may materially and adversely affect the value of your investment.
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
Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant government authorities in China. According to the relevant PRC regulations on FIEs, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the PRC Ministry of Commerce, or MOFCOM, or its local branches and registration with a local bank authorized by SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium- or long-term loan to be provided by us to our consolidated affiliated entities must be approved by the PRC National Development and Reform Commission, or NDRC, and SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our debt and equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is no statutory limit in effect on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing issued by the PBOC on January 12, 2017, or the PBOC Notice No. 9, the outstanding amount of the loans shall not exceed 250% of the net asset of the relevant PRC subsidiary.
Furthermore, pursuant to the PBOC Notice No. 9, after an
one-year
transition period following its promulgation, SAFE and the People’s Bank of China, or PBOC, will determine the cross-border financing regulatory regime for FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither SAFE nor PBOC had promulgated and made public any legislations in this regard. There are uncertainties relating to the future regime to be adopted and any limitation to be imposed on us when providing loans to our PRC subsidiaries. If a more stringent foreign debt regulatory regime would be imposed, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, and our business, financial condition, and results of operations may be adversely affected.
Under the current SAFE rules as of the date of this annual report, we are required to apply Renminbi funds converted from the net proceeds we received from our public offerings of equity securities within the business scopes of our PRC subsidiaries. Although SAFE launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs in 2015 to allow FIEs to settle their foreign exchange capital at their discretion and further relaxed its rules in 2016 to allow FIEs (excluding financial institutions) to go through foreign exchange settlement formalities for their foreign debts at their discretion, the current SAFE rules continue to prohibit FIEs from using Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes as approved by the PRC government authorities. Moreover, the current SAFE rules continue to prohibit FIEs from using Renminbi converted from their registered capitals to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Any violations of such SAFE rules may result in severe monetary or other penalties. There can be no assurance that SAFE would further relax its rules on the settlement of foreign exchange capitals of FIEs, and our ability to transfer to and use in China the net proceeds from our public offerings of equity securities may continue to be significantly limited, which may adversely affect our business, financial condition, and results of operations. On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 allows all FIEs (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied. However, as the SAFE Circular 28 was newly promulgated, uncertainties still exist in relation to its interpretation and implementation. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Currency Exchange.”
Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.
Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and certain other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law, which was promulgated by the Standing Committee of NPC, on August 30, 2007 and became effective on August 1, 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. We believe that the turnover of acquired business of Lefeng in 2013 is less than RMB400 million within China and have not sought clearance from MOFCOM, but we cannot assure you that MOFCOM will not take a view contrary to ours.
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
On July 4, 2014, SAFE has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.
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
All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37 by the end of 2019.
We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.
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
In December 2006, PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC
citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.
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
Resident Enterprises, or SAT Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Public Notice 7 were abolished. Pursuant to SAT Public Notice 7, as amended, in the event that a non-PRC
resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying EIT by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified
and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. Although SAT Public Notice 7 introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market, it brought challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC
resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC
resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT in China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
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
Under the EIT Law, which became effective in January 2008 and was amended on February 24, 2017 and December 29, 2018, and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to EIT at the rate of 25% on its global income. The implementation rules of the EIT Law define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise.” On April 22, 2009, SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further, SAT Circular 82 states that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition, SAT issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Implementation) on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, or SAT Bulletin 45, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax Law and Individual Income Tax Law.” Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. In addition to the uncertainty regarding how the new resident enterprise classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to EIT at 25% on our global income as well as PRC EIT reporting obligations. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
Dividends and/or interest payable to our foreign investors and gains on the sale of our ADSs or ordinary shares or notes by our foreign investors may become subject to taxes under PRC tax laws.
Under the EIT Law, as amended, and its implementation regulations issued by the PRC State Council, a 10% PRC withholding tax is applicable to dividends and/or interest payable to investors that are non-PRC

resident enterprises, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends and/or interest are not effectively connected with such establishment or place of business, to the extent such dividends and/or interest are derived from sources within China. Similarly, any gain realized on the transfer of ADSs or ordinary shares or notes by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as
PRC-sourced
income. If we are deemed a PRC resident enterprise, dividends and/or interest paid on our ordinary shares or ADSs or notes, and any gain realized from the transfer of our ordinary shares or ADSs or notes, would be treated as
PRC-sourced
income and would as a result be subject to PRC taxation. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax Law and Individual Income Tax Law.” Furthermore, if we are deemed a PRC resident enterprise, dividends and/or interest payable to investors that are non-PRC
individual investors and any gain realized on the transfer of ADSs or ordinary shares or notes by investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares or notes would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends and/or interest payable to our non-PRC
investors, or gains from the transfer of our ordinary shares or ADSs or notes by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs or notes may be adversely affected.
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
Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on March 23, 2012, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2019, the trading prices of our ADSs on NYSE have ranged from US$5.28 to US$14.61 per ADS, and the last reported trading price on April 24, 2020 was US$16.09 per ADS.
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
Sales of our ADSs, ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 134,483,982 Class A and Class B ordinary shares outstanding, including 117,973,624 Class A ordinary shares represented by ADSs. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.
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
Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attached to ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to ordinary shares represented by the ADSs. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. See “Item 10.B. Additional Information—Memorandum and Articles of Association—Ordinary Shares—Voting Rights.”
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
Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2020 Revision), or the Companies Law, and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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
Our
co-founder,
chairman, and chief executive officer, Mr. Eric Ya Shen, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2020, Mr. Eric Ya Shen beneficially owned approximately 58.2% of the aggregate voting power of our company. As a result, Mr. Eric Ya Shen has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and he may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.
We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or Class A ordinary shares to significant adverse United States income tax consequences.
A
non-United
States corporation, such as our company, will be a passive foreign investment company, “PFIC,” for United States federal income tax purposes for any taxable year if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Depending upon the market price of our ADSs and the nature of our assets and income over time, we could be classified as a PFIC, for United States federal income tax purposes. Although the law in this regard is unclear, we treat our consolidated affiliated entities (and their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we combine these entities’ operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliated entities (or their subsidiaries) for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not expect to become a PFIC, if, among other matters, our market capitalization declines, we may be a PFIC for the current or future taxable years. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United
States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. For more information see “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Investment Company Considerations.”
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.
As a
non-U.S.
company with ADSs listed on NYSE, we are subject to the NYSE corporate governance listing standards. However, Section 303A.11 of the NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE rules. As we have chosen, and may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters, such as the requirement of shareholders’ approval for adoption of an equity incentive plan, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”
We incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.
As a public company, we have incurred significant accounting, legal and other expenses that we did not incur when we were a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by SEC and NYSE, requires significantly heightened corporate governance practices for public companies, including Section 404 relating to internal control over financial reporting. We ceased to be an “emerging growth company” pursuant to the JOBS Act in 2014, since which we have incurred significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of SEC.
In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, any adverse outcome of such cases, including any plaintiff’s appeal of a judgment in these lawsuits, could materially and adversely affect our business, financial condition, results of operation, cash flows and reputation. Furthermore, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business, financial condition or results of operations. We were named as a defendant in two putative shareholder class action lawsuits filed in May and June 2015 respectively, which lawsuits were consolidated into one action and subsequently voluntarily dismissed without prejudice by the lead plaintiff on November 24, 2015. These putative shareholder class action lawsuits are described in “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation.”
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
To support our regional business expansion, Vipshop China established a number of wholly-owned PRC subsidiaries that focus on warehousing and logistics as well as product procurement over the years since 2011. As of December 31, 2019, we mainly rely on the following six principal subsidiaries of Vipshop China for our business operations:
•	Vipshop (Kunshan) E-Commerce Co., Ltd., or Vipshop Kunshan;
•	Vipshop (Jianyang) E-Commerce Co., Ltd., or Vipshop Jianyang;
•	Vipshop (Zhaoqing) E-Commerce Co., Ltd., or Vipshop Zhaoqing;
•	Vipshop (Tianjin) E-Commerce Co., Ltd. or Vipshop Tianjin;
•	Vipshop (Hubei) E-Commerce Co., Ltd., Vipshop Hubei; and
•	Chongqing Vipshop E-Commerce Co., Ltd., or Vipshop Chongqing.
Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information, and the operation of online commerce through strict business licensing requirements and other government regulations. We, as a Cayman Islands company, and our PRC subsidiary, Vipshop China, as a WFOE, are both restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online Platform is operated by our consolidated affiliated entities in China. As part of our efforts to streamline our contractual arrangements among our consolidated affiliated entities during 2017, 2018, and 2019, Vipshop
E-Commerce
currently holds the primary licenses necessary to conduct our Internet-related operations of Vipshop Online Platform in China.
We face risks associated with our corporate structure, as our control over Vipshop
E-Commerce
is based upon contractual arrangements rather than equity ownership. See “Item 4.C. Information on the Company—Organizational Structure” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure as of the date of this annual report.
From time to time, we have selectively acquired or invested in businesses that complement our existing business, and may continue to do so in the future to expand and develop our business. See “Item 4.B. Information on the Company—Business Overview—Strategic Investments and Acquisitions” for material strategic investments and acquisitions over the past three years.
On December 29, 2017, we issued 3,955,473 Class A ordinary shares for approximately US$258.7 million to a JD.com subsidiary and 9,229,437 Class A ordinary shares for approximately US$603.6 million to a Tencent subsidiary, respectively.
Our principal executive offices are located at No. 20 Huahai Street, Liwan District, Guangzhou, Guangdong 510370, People’s Republic of China. Our telephone number at this address is +86 (20) 2233-0000. Our registered office in the Cayman Islands is located at the office of International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman
KY1-1106,
Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017. Our website is
 http://www.vip.com
.
B.	Business Overview
Overview
We are a leading online discount retailer for brands in China. We offer high-quality branded products to consumers in China through flash sales mainly on our Vipshop Online Platform. Flash sales represent an online retail format combining the advantages of
e-commerce
and discount sales through selling a finite quantity of discounted products or services online for a limited period of time. Since our inception in August 2008, we have attracted a large and growing base of customers and brand partners. As of December 31, 2019, we had approximately 378 million registered members and approximately 171 million cumulative customers, and promoted and sold products for over 31,000 popular domestic and international brands.
Our business model provides a unique online shopping experience for our customers. We offer new sales events daily with a curated selection of popular branded products at deeply discounted prices in limited quantities during limited time periods, creating the element of “thrill and excitement” associated with our unique customer shopping experience. Our strong merchandizing expertise enables us to select the brand composition and product mix of our daily sales events that appeal to our customers, who mostly consist of value-driven customers in China seeking lifestyle enhancements. We have built a highly engaged and loyal customer base that contributes to our growth while also enabling us to attract new customers through word-of-mouth
referrals. The majority of our customers have purchased products from us more than once. Our total number of repeat customers was 41.2 million, 46.1 million, and 55.0 million in 2017, 2018, and 2019, respectively, representing 71.3%, 76.1%, and 79.7%, respectively, of the total number of our active customers during the same periods. Orders placed by our repeat customers accounted for 95.1%, 96.6%, and 97.6%, respectively, of our total orders during the same periods.
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
We strive to optimize every aspect of our operations as we continue to grow our business. We generally have the right to return unsold items for most of our products to our brand partners. Our logistics operations and inventory management systems are specifically designed to support the frequent sales events on our Vipshop Online Platform and handle a large volume of inventory turnover. We work with top delivery companies with nationwide coverage to ensure reliable and timely delivery of our orders. We offer consumer financing and supplier financing services to facilitate and refine the shopping experience of our customers and strengthen our cooperative relationships with our suppliers. We have developed our information technology (IT) infrastructure to support the surge of visitor traffic to our platform during the peak hours of our daily flash sales events. We believe that our efficient operational and managerial systems combined with our robust IT infrastructure set a solid foundation for our continued growth.
In December 2017, we entered into strategic cooperation framework agreement and business cooperation framework agreement with a Tencent subsidiary and JD.com, respectively, to establish a cooperative relationship. Under these agreements, Tencent granted us an access interface on Weixin Wallet, and JD.com granted us access interfaces on JD.com’s mobile application and JD.com’s Weixin Discovery shopping application, to utilize the traffic from such platforms.
In 2017, 2018, and 2019, we fulfilled approximately 335.0 million, 437.4 million, and 566.3 million customer orders, respectively, and we generated total net revenues of RMB72.91 billion, RMB84.52 billion, and RMB92.99 billion (US$13.36 billion), respectively. In 2017, 2018, and 2019, we generated net income of RMB1.89 billion, RMB2.13 billion, and RMB3.99 billion (US$572.6 million), respectively. Our net income in 2017, 2018, and 2019 reflected non-cash
share-based compensation expenses in an aggregate amount of RMB667.1 million, RMB671.2 million, and RMB688.1 million (US$98.8 million), respectively. GMV for 2017, 2018, and 2019 was RMB108.4 billion, RMB131.0 billion, and RMB148.2 billion, respectively.
Our Flash Sales Model
Flash sales embody characteristics of value, quality, and convenience that are well suited to brand-conscious consumers in China seeking quality goods at substantial discounts. Through our flash sales model, we sell limited quantities of deeply discounted branded products online for limited periods of time. We optimize the brand composition and product mix of our daily sales events based on our strong merchandizing expertise. As of December 31, 2019, we have offered diversified product offerings from over 31,000 popular domestic and international brands, including apparel for women, men, and children, handbags and shoes, cosmetics, mother and baby care products, consumer electronic products, home goods, and other lifestyle products. We carefully select well-known and popular mid-tier
to premium brands and products that appeal to a broad base of consumers with different purchasing powers throughout China. To foster customer confidence of purchasing quality products from our Vipshop Online Platform, we provide limited product quality insurance for our products.
We offer new daily sales events twice a day starting at 10 a.m. and 8 p.m. Beijing time, respectively, and our Vipshop Online Platform experiences a surge of visitor traffic in the ensuing two hours as consumers are eager to purchase popular deals of the day before they are sold out. To provide our customers with a greater opportunity to purchase featured discounted products, each customer is only allowed to purchase limited pieces of the same item, depending on the categories. Unpaid items in the shopping cart will be automatically returned to the available products pool in 20 minutes. Consequently, customers must make quick purchase decisions within a limited period of time, adding to the thrill of the treasure-hunting experience.
Our Vipshop Online Platform
Through our user-friendly Vipshop Online Platform, we offer a curated selection of products and services for shoppers of varying age groups and income levels throughout China, so that they may shop branded products online with ease and pleasure. Our Vipshop Online Platform is represented by the Vipshop App, the
 vip.com
 website and the Vipshop WeChat Mini-Program.
Currently, Vipshop App is our top portal of the Vipshop Online Platform in terms of the numbers of registered members, daily unique visitors and monthly unique visitors. In 2011, we launched the Vipshop App for mainstream mobile operating systems including iOS and Android to increase our customer stickiness and to further enhance customer engagement through mobile devices. Since then we have been regularly upgrading the Vipshop App, adding new features and engaging celebrities from time to time to promote our brand and the Vipshop App. With the support of our big data and business intelligence system and our cloud computing infrastructure, we have been gradually developing features of our Vipshop App so as to provide our users with personalized recommendations, smarter and timelier replenishment of out-of-stock
goods and more efficient interface to enhance their shopping experience. As of December 31, 2019, revenues generated by our Vipshop App users accounted for over 90% of our total revenues. We believe that consumers’ increasing reliance on mobile Internet through smartphones and other mobile devices presents an opportunity for us to further enhance customer experience and increase customer stickiness. In 2019, we launched our Vipshop WeChat Mini-Program, which offers key features of our Vipshop App and allows users to access our platform directly through WeChat App, one of the most widely used social networks in China.
Our Vipshop Online Platform offers many user-friendly features that enhance customer experience and convenience:
•
Browsing.
All visitors to our platform can browse and view our sales events, but a customer must register as a member for free in order to participate in the sales events. Our platform features a variety of different brands and products for each daily sale. For each featured brand, customers can view a short flash animation to receive background information on a particular brand. In addition, we provide customers with curated descriptions and proprietary photographs of each product shown from multiple angles. Our platform also provides advance previews of upcoming sales events of highly sought-after products. We sort our product offerings into different categories, such as “women,” “men,” “children,” “outdoors,” “lifestyle,” and “accessories” so that our customers can easily find the products they are interested in.
•
Daily Sales Events.
We launch new sales events twice a day at 10 a.m. and 8 p.m. Beijing time, respectively, and they typically last for three or more days. Each item is available in limited quantities and remains on sale only while supplies last. We plan our daily sales events in advance to offer a balanced and diversified mix of brands and products.
•
Ordering.
 To order products on our platform, our customers simply click on a button to add an item to their virtual shopping cart. To execute orders, customers click on the
“check-out”
button, and first-time shoppers are prompted to supply shipping details and payment details, while repeat customers can access their preferred checkout options after logging on to their Vipshop member accounts. Our members can track the status of their purchases and available credits online through their Vipshop member accounts. Customers can always access our customer service representatives online or by phone for assistance during service time while they are shopping or after the order has been placed.
We launched a variety of channels on our Vipshop Online Platform to meet our customers’ diversified needs for brands and products. Specifically, we operate a channel for branded cosmetics and skin care products called Vipshop Beauty, a channel for furniture, bed and bath, kitchenware and consumer electronics products called Vipshop Home, a channel for mother and baby care products called Vipshop Kids, a channel for direct purchase of overseas branded products called Vipshop International, and a channel for consumer financing called Vipshop Finance. In addition to regular flash sales events, brands offering the best merchandises and deals get to participate in our two prime traffic channels, Fengqiang and Kuaiqiang, both known for offering greater discounts than the average sales events. We believe the introduction of these channels provides brands with more options to monetize their inventory more efficiently.
In addition to our Vipshop Online Platform, we also operate some offline stores in China to supplement our online business. As of December 31, 2019, we had approximately 200 Vipmaxx offline stores and approximately 300 Vipshop offline stores. Further, in July 2019, we entered into a share purchase agreement and acquired Shan

Shan Outlets, a leading player in the offline outlet management industry in China, to gain presence in the offline outlet business in China. In 2019, sales through these offline stores were immaterial to our business as a whole.
Our Brand Partners
Since our inception in August 2008, we have attracted a broad and diverse group of brand partners, enabling our Vipshop Online Platform to become the preferred destination of online shopping for fashionable, brand-oriented and value conscious consumers. Our brand partners include primarily brand owners, and to a lesser extent, brand distributors and resellers. As of December 31, 2017, 2018, and 2019, we worked with over 13,000, 17,000, and 18,000 brand partners, respectively. None of the brands accounted for more than 2% of our total revenues in 2017, 2018, and 2019.
To date, substantially all of our brand partners have sought to pursue new sales opportunities with us. We believe that our ability to assist brands in effectively selling their inventory via various channels within our ecosystem and in meeting their demand for marketing, customer data analysis and inventory management will attract new brand partners and build stronger ties with existing brand partners.
Brand Selection and Procurement
Brand Selection
We have implemented a strict and methodical brand selection process. Our merchandizing team, which consisted of over 1,300 members as of December 31, 2019, is responsible for identifying potential qualified brands based on our selection guidelines. We carefully select prospective brand partners, choosing to work only with those that are well-known and offer high-quality or premium products that are popular among consumers in China, and that are willing to provide competitive prices and favorable payment credit and product return terms. We generally select brands that have an established network of stores in major department stores or shopping malls in China. We seek input from our customers in the brand selection process. Through our homepage, customers can send us suggestions regarding the brands they would like to be able to purchase from us. Once a potential brand is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses, safety, sanitary and quality certifications, trademark registration certificates, and license agreements in relation to the branded products. This review process helps to ensure that we maintain a portfolio of brands with high standards and good reputation that can meet our customers’ expectations.
We generally enter into agreements with brands based on our standard form. We regularly communicate with our brand partners to discuss the dates and specific product offerings for particular sales events, striving to achieve favorable results for all constituents. Due to the short-term nature of each flash sales event, for some brands, we enter into separate agreements for each flash sales event on our Vipshop Online Platform. For other brands with which we have established long-term relationships, we often enter into agreements with them on an annual basis. As we continue to focus on building long-term relationships with our brand partners, we plan to implement framework agreements with our brand partners with supplemental supply orders for each flash sales event.
In each agreement, a brand partner grants us authorization to market and sell products of a particular brand on our Vipshop Online Platform and provides us with the official description and logo of the brand. In addition, we require our brand partners that contract with us to observe our anti-bribery and anti-corruption policy.
Product Selection
Our key management team members have extensive experience in the retail industry with insightful knowledge and a deep understanding of consumers’ needs and preferences. Before each flash sales event, we consider and analyze historical data, fashion trends, seasonality and customer feedback to project how many items of a particular product we should offer for the event. To maximize daily sales, we carefully plan our product mix to achieve a balanced and diversified product offering across different categories.

We effectively collect, analyze, and use customer behavior and transaction data through our customer relationship management and business intelligence systems. In addition to utilizing our customer data to strategize our upcoming flash sales events to enhance the timeliness and relevancy of our product offerings, we also provide some of these data to our brand partners to help them improve their product development and sales and marketing strategies in order to further promote additional sales opportunities with us.
Inventory Management
For brands we have established long-term relationships with, we typically do not pay any deposit on the products we purchase. For other brands, however, we generally pay a deposit ranging from 10% to 100% of the total price for each purchase order.
We generally have the right to return unsold items within a certain period after the end of a sales event. We typically pay for the purchase order in installments with the last installment paid upon full settlement of the unsold items or returned products we receive from customers. We typically do not have the right to return the unsold products to the brand partners of certain types of products, such as certain sporting goods, beauty products and cross-border products. For these products, we have been able to utilize our strong marketing expertise regarding customer preferences to achieve quick inventory turnover. Additionally, we can continue to sell any excess inventory through our offline stores.
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
Quality Control
In addition to our brand selection process, we have adopted stringent quality assurance and control procedures for products delivered through our logistics network. We carefully inspect all products delivered to our logistics centers, rejecting or returning products that do not meet our quality standards or the purchase order specifications. We also inspect all products before shipment from our logistics centers to our customers. We believe that our strict brand selection process and quality control procedures enable us to continuously offer high-quality products and achieve greater customer satisfaction.

Our Product and Service Offerings
Product Categories
We offer a broad spectrum of apparel, handbags and shoes, cosmetics, home goods, and lifestyle products from popular domestic and international brands. The following table illustrates our current product categories:

Product Category	Product Description
Womenswear	Women’s apparel, featuring a variety of apparel and styles for different age groups, including casual wear, jeans, dresses, outerwear, swimsuits, lingerie, pajamas, and maternity clothes.

Menswear	Men’s apparel, featuring a variety of apparel and styles for different age groups, including casual and smart-casual T-shirts, stylish polo shirts, jackets, pants, and underwear.

Footwear	Shoes for women and men designed in a variety of styles, for both casual and formal occasions.

Accessories	Fashion accessories in various styles and materials for women and men, including belts, jewelry, watches, and glasses complementing our apparel offerings.

Handbags	Purses, satchels, duffel bags and wallets in many colors, styles, and materials.

Children	Apparel, gear and accessories, furnishings and decor, toys and games for boys, girls, infants and toddlers.

Sportswear and sporting goods	Sportswear, sports gear and footwear for tennis, badminton, soccer, swimming, and other sporting activities.

Consumer electronic products	Consumer electronic products, covering a wide range of demands, including computers, cell phones, digital cameras, and major home appliances.

Cosmetics	High-quality, affordable skin care and cosmetic products, including cleansers, lotions, face and body creams, face masks, sunscreen, foundations, lipsticks, eye shadows and other cosmetics.

Home goods and other lifestyle products	Home goods with an extensive selection of home furnishings, including bed and bath products, home decor, dining and tabletop items, and small household appliances.

Luxury goods	Luxury or premium designer apparel, footwear, and accessories.

Gifts and miscellaneous	Snacks, health supplements and occasion-based gifts, such as chocolates, moon-cakes, and tea.
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

Pricing
We price products on our Vipshop Online Platform at significant discounts, typically ranging from 20% to 90% off the original retail price, which is one of the key elements in the “thrill and excitement” shopping experience that we create. Our attractive pricing is made possible by cost savings achieved through volume discounts that we receive, in particular for off-season
or slower-moving inventory, and the absence of physical retail space and related overhead costs. We typically negotiate with our brand partners for prices that are meaningfully lower and competitive with those offered to other online channels.
Other Services
The significant scale of our business allows us to provide a variety of services to create value for our business partners and ultimately benefit our customers. Our Internet finance offerings primarily include consumer financing and supplier financing services.
Our consumer financing service went live during the fourth quarter of 2015, providing our customers with credit solutions to facilitate their shopping with us. Our customers may take advantage of the competitive installment payment options available under Weipin Spend, our installment plan.
Our developing supplier financing business targets our suppliers’ need of liquidity and facilitates our inventory procurement. Wei Yidai, our microcredit service, efficiently and conveniently provides secured and unsecured financing to our suppliers.
Payment, Fulfillment and Return
Payment
We provide our customers with the flexibility to choose from a number of payment options. Our payment options include our Vipshop Payment service and payment through third-party online payment services, such as Tenpay.
Fulfillment
We have established a logistics network and warehousing capacity with nationwide coverage. We have adopted a flexible logistics model supported by our robust and advanced warehouse management system. We work with top delivery companies with nationwide coverage, such as SF Express and Tongda Operators, to ensure reliable and timely delivery of our orders.
Logistics Network and Warehouse Management System
Our logistics network consists of regional logistics hubs and local distribution centers. We have regional logistics hubs strategically deployed across China. We maintain local distribution centers to facilitate the distribution of standardized and frequently purchased products, and we have established several bonded warehouses in China to support our cross-border business.
Our warehouse management system enables us to closely monitor each step of the fulfillment process, from when a purchase order is confirmed with the brand partners, to when the products are stocked in our logistics centers, and eventually when the product is packaged and picked up for shipment to a customer. As we offer a curated selection of brands and products for each daily sale, our logistics centers and inventory management systems are specifically designed to support the frequent sales events on our flash sales platform and a large volume of inventory turnover. In 2017, 2018, and 2019, we processed approximately 335.0 million, 437.4 million, and 566.3 million customer orders, respectively.

Since 2013, we have been implementing innovative solutions to further enhance our logistics efficiency. The
“just-in-time”
method, or JIT, allows some of our suppliers to not load inventories to the warehouse before the relevant products are put up for sale. Instead, the suppliers will load inventories to our warehouses only within a period of time after being notified when orders have been generated. Compared to the traditional bulk load-in
and bulk
load-out
method, JIT enables certain suppliers that have worked with us well to further increase turnover. Moreover, the “third-party logistics” method, or 3PL, allows some of our suppliers to lease vacant space of our warehouses to manage their supplies. The 3PL model increases utilization of our warehouses while enabling certain suppliers to manage their supplies more efficiently. In 2019, we launched the JITX model which allows single-supplier orders from certain reliable brand partners to be shipped directly from the suppliers to the end customers. We process orders containing products from multiple suppliers in our mega warehouses across China.
Delivery Services
We deliver orders placed on our Vipshop Online Platform to all areas in China through leading reputable third-party delivery companies with nationwide coverage, such as SF Express and Tongda Operators. In particular, in November 2019, we terminated our delivery service unit operated by a subsidiary of Pin Jun Tong, namely Pinjun. Upon termination of Pinjun’s delivery service unit, in November 2019, we entered into a cooperation agreement with SF Holding (which operates the SF Express business) to enhance our cooperation with SF Holding, and utilize its delivery services to optimize the efficiency of our logistics operations, decrease our fulfillment expenses and provide our customers with superior delivery services. We expect third-party delivery companies, especially SF Holding, to deliver substantially all of our orders in the foreseeable future.
For luxury goods orders, we deliver the products with an “anti-tampering lock” device to further enhance customer trust.
We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. To reduce the risk of reliance on any single delivery company, we work with most of the major delivery companies in China. We regularly monitor and review the delivery companies’ performance and their compliance with our contractual terms.
Return Policy
Due to the limited quantities of each featured flash sales product, we do not normally offer a product exchange service but customers may return products purchased from our platform. We currently offer our customers an unconditional right of return for a period of seven days on sales from our Vipshop Online Platform upon receipt of products. Our customers can return products purchased on our platform within seven days of receipt of the products as long as the products are unused, unwashed, unworn, undamaged and in their original packaging and original condition. For return of luxury goods, the anti-tampering lock on the product must remain intact.
Once a customer submits a return application request online or by phone, our customer service representatives will review and process the request or contact the customer by email or by phone if there are any questions related to the request. Upon our receipt of the returned product, we credit the customer’s Vipshop member account or original payment method with the purchase price. For creditworthy customers on our platform, we return purchase price they paid before receiving the returned products. We believe our hassle-free return policies help to increase customer spending and enhance customer loyalty.
Customer Service
We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a positive customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service
e-mail,
real-time online chat, or our customer service hotline 15 hours a day, seven days a week. We also outsource customer service to high-quality third-party service centers. As of December 31, 2019, our customer service center, located in our Guangzhou headquarters, had approximately 1,200 well-trained employees.
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
Marketing
Prior to 2013, we did not incur substantial marketing expense and were able to build a large base of loyal customers with relatively low customer acquisition cost primarily through word-of-mouth
referrals and providing our customers with an enjoyable, satisfying, and rewarding shopping experience. In 2014, we strategically began to reinvest our profits into marketing to gain market share. Since the second quarter of 2014, we have been increasing marketing expenses to strengthen our brand awareness, attract new customers, and expand our market share especially within product categories such as apparel, cosmetics, and mother and baby care products.
We continued to enhance the element of “thrill and excitement” associated with the customer shopping experience in order to promote word-of-mouth
referrals and repeat customer purchases on our Vipshop Online Platform. We invest in various marketing channels, especially digital marketing channels, to acquire new customers and reactivate existing customers. In addition, we encourage our customers to share their shopping experiences. We offer an
“easy-to-share”
function that enables our customers to post their experiences via social media platforms in China, such as WeChat, which increases their customer stickiness while also serving as a means to attract new customers.
Technology
Our systems play an important role in the success of our business, and are designed to enhance operational efficiency and site scalability. We rely on a combination of our internally developed proprietary technologies, open source solutions, and commercially available licensed technologies to optimize every aspect of our operations for the benefit of our customers and brand partners. The combination of systems is divided into front-end
and
back-end
modules, both built on top of
state-of-the-art
modern technologies. Together, they form a reliable technology platform that brings optimized customer experiences and supports efficient business operations.
Our
front-end
modules, which refer to modules supporting the user-interfaces of our platform, mainly include product display, member account management, category browsing, product searches, online shopping cart, order processing functions, payment, chatbots, and customer support functions. Our front-end
modules are supported by our proprietary content distribution network, dynamic and distributed cluster and a core database, providing our customers with quick access to the product display they are interested in and facilitating a smooth online shopping experience.
Our
back-end
modules, which refer to modules supporting our business operations, mainly include customer service, ERP, warehouse and logistics management, product information management, business intelligence, and administration management systems. Our customer service system mainly consists of our customer relationship management system. Our ERP system is customized to integrate our business operations with brand partners on orders, accounting, and product distribution. Our warehouse and logistics management system primarily consists of our warehouse management system, automating our warehouse and logistics operations and allowing us to efficiently manage our inventories, track our products, and deliver the orders to our customers in a timely fashion. We have designed our product information management system to perform a variety of functions. Other than basic product information management, it also offers category management, price and inventory management, and product lifecycle management for our online and offline businesses. These systems greatly enhance the efficiency of our operations.
Our customer relationship management and business intelligence systems enable us to effectively use our proprietary transaction data to further analyze and study customer behavior and customer preferences. We regularly use this information in planning our marketing initiatives for upcoming events and making profile-based personalized recommendations to enhance our customers’ shopping experiences. Our business intelligence system is built with our proprietary cloud computing infrastructure, providing insights for all aspects of our business operations and site functionalities.
On site operations, we have developed disaster tolerant systems for our key business modules which include real-time data mirroring, daily data back-up,
and system redundancy solutions. We also adopted a “DevOps” methodology, which enables us to respond quickly towards business requests, significantly decreasing our development cost and improving our time-to-market.
 Our site is built upon real event processing platforms, and it leverages service-oriented architecture supported by internally developed cloud solutions. This enables us to achieve significant internal efficiency. Cybersecurity is another key aspect of site operations. Leveraging the real-time event processing systems that keep our site running smoothly, we have improved our protection against online and offline fraud and potential cyber-attacks such as DDoS.
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
Intellectual Property
We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers, and other parties to protect our proprietary rights. As of December 31, 2019, we owned 1,903 registered trademarks, 169 copyrights (including copyrights to 156 software products developed by us relating to various aspects of our operations), and 326 registered domain names that are material to our business, including vip.com and vipshop.com.
Competition
The online flash sales market, as one of the fast-growing categories of the
e-commerce
market in China, is highly competitive and rapidly evolving. Our primary competitors include major B2C
e-commerce
companies in China that sell a broad range of products and services online, such as Alibaba and Pinduoduo, and other online discount retail companies in China.
We believe we compete primarily on the basis of:
•	ability to identify products in demand among consumers and source these products on favorable terms from brands;

•	focus on and expertise in the apparel category;
•	ability to offer a curated selection of products catering to consumer preferences;
•	pricing;
•	breadth and quality of product offerings;
•	platform features;
•	customer service and fulfillment capabilities; and
•	reputation among consumers and brands.
We believe that our early mover advantage and leading market position help us to compete effectively against our competitors. However, some of our current and potential competitors may have longer operating histories, larger customer bases, better brand recognition, stronger platform management and fulfillment capabilities and greater financial, technical and marketing resources than we do. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we do not compete effectively against existing or new competitors, we may lose market share and customers.”
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
In March 2018, we agreed to invest in the capacity of a passive investor, up to US$250 million in a private equity fund, which focuses on technology-enabled consumer, retail, and other related businesses. As of December 31, 2019, the aggregate amount of contribution we made to the private equity fund was RMB535.4 million (US$76.9 million).
In July 2019, we entered into a share purchase agreement with Ningbo Xingtong Chuangfu Equity Investment Partnership and Shan Shan Group Co., Ltd., in connection with the acquisition of 100% equity interests in Shan Shan Outlets, a leading player in the offline outlet management industry in China. The total consideration for the acquisition of Shan Shan Outlets was RMB2.95 billion, of which RMB2.93 billion had been paid as of December 31, 2019, and the remaining consideration was paid in January 2020.
In October 2019, we agreed to invest in the capacity of a passive investor, up to RMB2 billion in a private equity fund, which focuses on technology-enabled consumer, retail, and other related businesses. As of December 31, 2019, the aggregate amount of contribution we made to the private equity fund was RMB110 million.
Regulation
This section summarizes all of the significant laws and regulations that materially affect our business and operations and the key provisions of such laws and regulations.
Regulations on Foreign Investment
PRC Foreign Investment Law
The PRC Foreign Investment Law adopted by the NPC on March 15, 2019, and the Regulation for Implementing the Foreign Investment Law adopted by the PRC State Council on December 26, 2019 both became effective on January 1, 2020. The PRC Foreign Investment Law is considered to grant national treatment to FIEs, except that FIEs are subject to certain restrictions or prohibitions if they propose to operate in certain industries prescribed on a “negative list” to be released by the PRC State Council. However, as the new version of “negative list” has yet to be issued, it is unclear whether it will differ from the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version).
Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) and Industry Guidelines of Encouraged Foreign Investment (2019 Version)
The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version), or the 2019 Negative List, and the Industry Guidelines of Encouraged Foreign Investment (2019 Version), which were promulgated jointly by MOFCOM and NDRC on June 30, 2019 and became effective on July 30, 2019, collectively replaced and abolished the Guidance Catalog of Industries for Foreign Investment (2017 Revision) and the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version) regulating foreign investment in China. Pursuant to the 2019 Negative List, foreign investors should refrain from making investment in any of the prohibited sectors specified in the 2019 Negative List, and foreign investors are required to obtain permits for access to other sectors that are listed in the 2019 Negative List but not classified as “prohibited
Regulations on Value-Added Telecommunications Services
The PRC government extensively regulates the telecommunications industry, including the Internet sector. The PRC State Council, MIIT, MOFCOM, the State Administration for Market Regulation, or SAMR, National Radio and Television Administration, or NRTA, Publicity Department of the Central Committee of the Communist Party of China, or the Publicity Department of the CCCPC, and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, online sales, and
e-commerce.
However, China’s telecommunications industry and Internet-related industry continue to develop and evolve. As a result, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, online sales and
e-commerce.
See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
Licenses for Value-Added Telecommunication Services
On September 25, 2000, the PRC Telecommunications Regulations, or the Telecom Regulations, were issued by the PRC State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added, and was updated to classify the information services such as content service, entertainment and online games services as value-added telecommunications services. The Telecom Regulations were amended in July 2014 in accordance with the Decision of State Council on Amending Certain Administrative Regulations (Order No. 653) and further amended in February 2016 in accordance with the Decision of State Council on Amending Certain Administrative Regulations (Order No.666). On December 28, 2015, MIIT released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, which took effect on March 1, 2016 and was most recently updated on June 6, 2019. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business (i.e. operating
e-commerce)
and Internet information business, continue to be categorized as value-added telecommunication services, and the Internet information business as defined under the 2015 Telecom Catalog includes information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.
On July 3, 2017, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on September 1, 2017, and replaced the administrative measures for telecommunication business operating permit promulgated on March 5, 2009. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its VATS License. In addition, a VATS License’s holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders. On February 24, 2015, the PRC State Council has issued the Decisions on Canceling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration
approval requirement for telecommunications business with post-registration approval requirement.
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
Vipshop
E-Commerce
currently holds an EDI License valid until December 2022, which is required for providing platform access to third-party merchants for their sales of products to further develop our business; Vipshop Information is preparing to apply for an ICP License, which is required for providing commercial Internet information services; Vipshop Information currently holds a VATS License valid until July 2020 for domestic call center services, which is in the renewal process.
Foreign Investment in Value-Added Telecommunication Services
Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the PRC State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of FIEs, most of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. Under the 2019 Negative List, value-added telecommunications services continue to be categorized as restricted industry for foreign investment, and a foreign investor may not hold more than 50% of equity interest in an operator of value-added telecommunications services, except for
e-commerce,
domestic multi-party communication,
store-and-forward
and call center. On June 19, 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating
E-Commerce)
Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an operator of “operating
e-commerce”
business. Furthermore, according to the 2019 Negative List, the restrictions on equity ratio held by foreign Investors in companies operating domestic multi-party communication, store-and-forward
and call center business were also removed, allowing foreign investors to own more than 50% of equity interest in a company operating such business.

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
We are a Cayman Islands company, and our PRC subsidiary, Vipshop China, is our WFOE under PRC law and thus is restricted from providing value-added telecommunication services, including Internet information services, in China. To comply with the PRC regulations noted above, our Vipshop Online Platform is operated by our consolidated affiliated entities, each of which other than Tianjin Pinjian is currently owned by PRC citizens, namely, Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong. Tianjin Pinjian is currently owned by Mr. Eric Ya Shen and Mr. Zhihui Yu. As part of our efforts to streamline our contractual arrangements among our consolidated affiliated entities during 2017, 2018 and 2019, Vipshop
E-Commerce
currently holds an EDI License to operate our platform in China, and it also has registered and holds all significant domain names.
To conduct our business in China, our PRC subsidiaries have entered into four sets of contractual arrangements with our consolidated affiliated entities, namely, Vipshop Information, Tianjin Pinjian, Pin Jun Tong and Vipshop
E-Commerce.
For a detailed discussion of our contractual arrangements, please refer to “Item 4.C. Information on the Company—Organizational Structure.”
Regulations on Internet Privacy
The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP operator from humiliating or defaming a third party or infringing the lawful rights and interests of a third party. Furthermore, The Decision on Strengthening Network Information Protection promulgated by the Standing Committee of NPC in December 2012 provides that electronic information that is able to identify identities of citizens or is concerned with personal privacy of citizens is protected by law and shall not be unlawfully obtained or provided. ICP operators collecting or using personal electronic information of citizens shall specify purposes, manners and scopes of information collection and use, obtain consent of citizens concerned, and strictly keep confidential personal information collected. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with personal information collected. Technical and other measures are required to be taken by ICP operators to prevent personal information collected from unauthorized disclosure, damage or being lost. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy. Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of NPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill obligations to manage information and network security as required by applicable laws and refuses to rectify upon orders from government authorities, will be subject to criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence to criminal investigations; or (iv) implicates other severe circumstances. Moreover, any individual or entity that (i) sells or provides personal information to others in violation of applicable laws, or (ii) steals or illegally obtains any personal information, in either case implicating severe circumstances, will be subject to criminal penalty. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.
To further regulate cyber security and privacy protection, the PRC Cyber Security Law, which was promulgated on November 7, 2016 and took effect on June 1, 2017, provides that: subject to certain exceptions, (i) to collect and use personal information, network operators must follow the principles of legitimacy, rightfulness, and necessity, disclose their rules of data collection and use, clearly express the purposes, means, and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators can neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered, and must dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators cannot divulge, tamper with, or damage the personal information they have collected, and cannot provide the personal information to others without the consent of the persons whose data is collected. According to the PRC Cyber Security Law, personal information refers to all kinds of information that is recorded electronically or that can otherwise be used to independently identify or be combined with other information to identify natural persons’ personal information, including but not limited to natural persons’ names, dates of birth, identification numbers, biologically identified personal information, addresses, and telephone numbers. Any Internet information services provider that violates these privacy protection requirements under the PRC Cyber Security Law and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times of the illegal gains, and may be ordered to cease the relevant business operations when the violation is serious. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate issued the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information.
On January 23, 2019, the PRC Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to their services; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; and (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating these rules can be ordered by authorities to correct their noncompliance within a given period of time, be publicly reported, or ordered to quit its operation or cancel its business license or operational permits. On November 28, 2019, the PRC Secretary Bureau of the Cyberspace Administration, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly issued the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and social supervision by netizens.

Furthermore, on April 10, 2019, the Ministry of Public Security promulgated the Guidelines for Internet Personal Information Security Protection, which establishes the management mechanism, security technical measures and business workflows for personal information security protection. The Provisions on the Cyber Protection of Children’s Personal Information issued by the Office of the Central Cyberspace Affairs Commission came into effect on October 1 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.
Regulations Relating to Distribution of Books and Audio-Video Products
We are also subject to regulations relating to the distribution of books and audio-video products. Under the latest Administrative Provisions for the Publication Market, which were jointly promulgated in May 2016 by State General Administration of Press, Publication, Radio, Film and Television, and MOFCOM, and became effective in June 2016, any entity or individual engaging in the distribution of publications, including books, newspapers, periodicals, audio-video products and electronic publications, must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. As of the date of this annual report, each of Vipshop
E-Commerce,
Vipshop Information, Vipshop Jianyang, Vipshop Kunshan, Vipshop Tianjin, Vipshop Hubei, Vipshop Zhaoqing, Vipshop Chongqing, and Vipshop (Shenyang)
E-Commerce
 Co., Ltd., or Vipshop Shenyang, had obtained Publication Operation Permits, valid until December 2021, December 2021, July 2021, March 2024, December 2023, August 2023, December 2020, April 2022, and March 2024, respectively. Vipshop China is in the process of renewing its Publication Operation Permit, which expired in March 2020.
Furthermore, according to the Notice on Promoting the Healthy Development of Online Distribution of Publications issued by GAPP on December 7, 2010, any entities engaging in online publications distribution in China shall apply for the Publications Operation Permit with an “online distribution” notation. However, the Administrative Provisions for the Publication Market provides that an entity that maintains a valid Publication Operation Permit for the retail sale of publications is only required to file notice with a competent press and publication administrative authority within 15 days from starting online publications distribution business. According to our consultation with the competent press and public administrative authority in Guangzhou, Hubei, and Zhaoqing, our subsidiaries in these three locations are not required to obtain the “online distribution” notation on the Publication Operation Permit. As of the date of this annual report, Vipshop Jianyang, Vipshop Kunshan, and Vipshop Shenyang are preparing to add the Publication Operation Permits obtained by these entities with “online distribution” notations. As of the date of this annual report, Vipshop
E-Commerce,
Vipshop Information, Vipshop Hubei, Vipshop Kunshan, Vipshop Zhuhai and Vipshop Zhaoqing had completed the notice filing with competent authorities.
Regulations on
E-Commerce
China’s
e-commerce
industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the
e-commerce
industry. In May 31, 2010, SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, or the Online Commodities Measures, which took effective on July 1, 2010. Under the Online Commodities Measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAIC or its local branches must make available to the public the information stated in their business licenses or the link to their business licenses online on their websites. The online distributors must adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. The information on trading of commodities released by online distributors shall be authentic, accurate, complete and sufficient. On January 26, 2014, SAIC adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which took effective on March 15, 2014 and repeal the Online Commodities Measures from that day. Under the Online Trading Measures, the consumer is entitled to return the commodities within seven days from the date after receipt of the commodities without giving a reason, except for the following commodities: customized commodities; fresh and perishable commodities; audiovisual products downloaded online or unpackaged by consumers and computer software and other digital commodities; and newspapers and journals that have been delivered. The online commodity operators shall, within seven days upon receipt of the returned commodities, refund the prices paid by consumers for relevant commodities. In addition, operators shall not, by using contract terms or by other manners, set out the provisions that are not fair or rational to consumers such as those that exclude or restrain consumers’ rights, relieve or exempt operators’ responsibilities, and increase the consumers’ responsibilities, and shall not, by using contract terms and by technical means, reach transactions in a forcible manner.
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
E-Commerce
Law, which took effect on January 1, 2019, providing that
e-commerce
operators must comply with the principles of voluntariness, equality, fairness, and good faith, abide by laws, observe business ethics, equally participate in market competition, perform obligations regarding the protection of consumers’ rights and interests, environmental protection, intellectual property protection, and the protection of cyber security and personal information, take charge of the quality of products and services, and receive the supervision of the government and the general public. For example, an operator of an
e-commerce
platform must (i) comply with the requirements for protection of personal safety and property security and the requirements for environmental protection regarding its sales of goods or provisions of services; (ii) disclose information of goods or services fully, truthfully, accurately, and promptly, and protect consumers’ right to know and right to choose; (iii) deliver goods or services to a consumer in accordance with the method and deadline committed or agreed with the consumer, and bear the risks and liability for transportation of goods, except where the consumer separately selects a courier service provider. On June 12, 2019, the State Post Bureau and the Ministry of Commerce promulgated the Guiding Opinions on Regulating the Interconnection and Sharing of Data between Express Delivery and
E-commerce
Industries, which provides that if
e-commerce
participants agree to deliver commodities through express delivery, an
e-commerce
operator will be supported in providing the necessary delivery data to an express delivery service provider through the agreed means of data transmission. The
e-commerce
platform operator cannot, by restricting the interconnection and sharing of data, hinder the
e-commerce
participants from freely choosing the express delivery service. When collecting and sharing user information,
e-commerce
operators and enterprises engaged in express delivery business must abide by the provisions of laws and administrative regulations on information protection, and cannot be used for purposes unrelated to the delivery service they provide.
Besides, on March 24, 2016, the State Administration of Taxation, the Ministry of Finance, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border
E-commerce
Retail Imports, which took effect on April 8, 2016. Pursuant to this circular, goods imported through the cross-border
e-commerce
retail are subject to tariff, import value-added tax, or VAT, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border
e-commerce
retail are taxpayers,

while
e-commerce
companies, companies operating
e-commerce
transaction platforms or logistic companies shall be the withholding agents regarding such taxes.
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
Regulation on Insurance Agency
We currently offer insurance products on behalf of insurance companies through a subsidiary of Vipshop Information, which holds an insurance agency business operating permit that allows us to sell insurance products on behalf of insurance companies. Pursuant to the Provisions for the Supervision and Administration of Professional Insurance Agencies (Revised in 2015), or the Insurance Agency Provisions, promulgated by CIRC in 2015, only entities that satisfy the criteria specified by CIRC and hold an insurance agency business operating permit may be entrusted as the agents of the insurance companies to engage in insurance business to the extent authorized by the insurance companies and receive commissions from insurance companies. After obtaining the insurance agency business operation permits, the insurance agents are also required to purchase vocational liability insurance or deposit an amount equal to five percent of its registered capital as security deposit. In addition, all insurance agents are required to report to CIRC in relation to the changes in its name, registered address, name of its initiator and major shareholder, major shareholder, registered capital, shareholding structure, legal form, articles of association, and in relation to any merger or consolidation, or establishment or de-registration
of any branches. The insurance agency business operating permit has a valid term of three years, and all insurance agents are required to apply for extension thirty days before the term of their respective permit expires. Pursuant to the Circular on Issuing the Interim Measures for the Supervision of Internet Insurance Business promulgated in July 2015 by CIRC, which became effective in October 2015, insurance institutions must manage and take charge of insurance operations of Internet insurance business including sales, underwriting, settlement of claims, surrender, complaints handling, and customer services. Where a third-party network platform operates and develops the foregoing insurance business, the operator thereof must have obtained the relevant qualifications for insurance business operation. Our insurance agency business operating permit is valid from January 7, 2019 until January 31, 2022.
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
On October 18, 2019, the General Office of the China Banking and Insurance Regulatory Commission issued the Notice of Strengthening the Supervision and Administration of Commercial Factoring Enterprises, which provides that commercial factoring enterprises must conduct business operations in accordance with laws and regulations, and may not commit any of the following conduct or provide any of the following services: (i) absorbing, or absorbing in any disguised form, public deposits, (ii) borrowing funds through online lending information intermediary institutions, various local trading places, asset management institutions, privately offered investment funds and other institutions; (iii) borrowing funds from other commercial factoring enterprises or doing so in any disguised form; (iv) providing loans for its account or for the account of another party; (v) engaging in the collection of accounts receivable or debts irrelevant to commercial factoring in a specialized manner or conducting the same on behalf of another party; (vi) factoring financing based on any illegal underlying transaction contract, consignment contract, accounts receivable with disputable ownership, or a claim for payment arising from any bill or other negotiable securities; and (vii) other activities prohibited by the state.

Regulation on Courier Services and Road Transportation Services
The State Council promulgated the Interim Regulation on Express Delivery on March 2, 2018, which was amended on March 2, 2019. The Ministry of Transport has promulgated the Administrative Measures for Courier Market in January 2013, and the Administrative Measures for Courier Service Operation Permit (2019 Revision) in November 2019. Pursuant to these provisions, any entity engaging in courier services must obtain a courier service operation permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. The State Post Bureau accepts permit applications for operating courier services across multiple provinces, and provincial post bureaus accept permit applications for operating courier services within a province. An entity engaging in courier services that establishes a branch, business department, or any other non-corporate
branch office must file with the relevant post bureaus where such branch is located and obtain the list of branches. The courier service business must be operated within the permitted scope and valid term of the courier service operation permit.
The State Council promulgated the Regulations on Road Transportation in April 2004, which was most recently amended in March 2019. Pursuant to the Regulations on Road Transportation, the Ministry of Transport has promulgated the Provisions on Administration of Road Freight Transportation and Stations in June 2005, which was most recently amended in June 2019. According to these regulations, anyone engaging in the business of operating road transportation and stations must obtain a road transportation operation permit, and each vehicle used for shipping must have a road transportation certificate.
In November 2019, we terminated our delivery service unit operated by Pinjun.
Regulations on Sales of Food
Sales of food in China must comply with laws and regulations regarding food hygiene and safety. The amended Food Safety Law implemented an administrative system of food industry, and the China Food and Drug Administration, or CFDA, became the authority in charge of supervision of all food-related business operations, including food production, food distribution and catering services, in China. On August 31, 2015, CFDA issued the Administrative Measures for Food Business Licensing, which was amended and took effect as of November 17, 2017, which, among others, requires an enterprise engaging in food business to obtain a food business operating permit with a term of five years. As of the date of this annual report, each of Vipshop China, Vipshop Information, Vipshop Jianyang, Vipshop Kunshan, Vipshop Tianjin, Vipshop Hubei, Vipshop Zhaoqing, Vipshop
E-Commerce,
Vipshop (Xi’an)
E-Commerce
 Co., Ltd., and Vipshop Shenyang held a valid food business operating permit.
Regulations on Software Products
The Computer Software Copyright Registration Procedures, which were issued by the State Copyright Bureau on February 20, 2002 to further implement the Computer Software Protection Regulations promulgated by the PRC State Council, as amended, apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2019, we registered 169 copyrights, including 156 software programs in China.
Regulations on Trademarks
Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and most recently amended in 2019 as well as the Implementation Regulation of the PRC Trademark Law adopted by the PRC State Council in 2002 and subsequently amended in 2014. The Trademark Office under SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year
periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a
“first-to-file”
principle with

respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered 1,757 trademarks in China and 146 trademarks overseas as of December 31, 2019
.
Under PRC law, any of the following acts will be deemed as an infringement to the exclusive right to use a registered trademark: (i) use of a trademark that is the same as or similar to a registered trademark for identical or similar goods without the permission of the trademark registrant; (ii) sale of any goods that have infringed the exclusive right to use any registered trademark; (iii) counterfeit or unauthorized production of the label of another’s registered trademark, or sale of any such label that is counterfeited or produced without authorization; (iv) change of any trademark of a registrant without the registrant’s consent, and selling goods bearing such replaced trademark on the market; or (v) other acts that have caused any other damage to another’s exclusive right to use a registered trademark.
According to the PRC Trademark Law, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be imposed a fine; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement, or the gains obtained by the infringing party if the losses are difficult to be ascertained. If both gains and losses are difficult to be ascertained, the damages may be determined by referring to the amount of royalties for the license of such trademarks, which will be one to three times of the royalties in the case of any serious infringement with malicious intent. If the gains, losses and royalties are all difficult to be ascertained, the court may render a judgment awarding damages no more than RMB3 million. Notwithstanding the above, if a distributor does not know that the goods it sells infringe another’s registered trademark, it will not be liable for infringement provided that the seller shall prove that the goods are lawfully obtained and identify its supplier. We source our products from both domestic and international suppliers. Although we have adopted measures in the course of sourcing such products to ensure their authenticity and to minimize potential liability of infringing third parties’ rights, we can provide no assurance that such measures are effective. In the event that counterfeit products or products that otherwise infringe third parties’ rights are sold on our platforms, we could face infringement claims and might not be able to prove we should be exempted from liabilities. See “Item 3.D. Key Information—Risk Factors—Risks Relating to our Business and Industry—We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms.”
Regulations on Domain Names
The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017 and became effective on November 1, 2017, which repealed and replaced the Administrative Measures on China Internet Domain Name promulgated on November 5, 2004. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the CNNIC Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, which was promulgated by CNNIC on May 28, 2012 and amended on September 1, 2014, file a suit to a people’s court or initiate an arbitration procedure. We have registered vip.com and other domain names.

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
On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by an FIE of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of an FIE settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effect on the same date. Pursuant to SAFE Circular 16, FIEs (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such SAFE circulars could result in severe monetary or other penalties. Our ability to transfer to and use in China the net proceeds from our public offerings of equity securities may continue to be significantly limited. On October 23, 2019, SAFE promulgated the SAFE Circular 28, effective on the same date, which allows FIEs (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied.
On January 18, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which took effect on the same day. This circular sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring FIEs’ foreign exchange distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.
Regulations on Dividend Distribution
Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Vipshop China, which is a WFOE incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of FIEs include Foreign

Investment Law issued on March 15, 2019 and effective on January 1, 2020, the Implementation Rules of the Foreign Investment Law issued on December 26, 2019 and effective on January 1, 2020, and the Company Law issued on December 29, 1993 and most recently amended on October 26,2018.
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
Under SAFE Circular 37, (i) an “SPV” refers to an offshore entity directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents; (ii) ”round trip investment” refers to the direct investment in China by such PRC residents through the “SPV,” including, without limitation, establishing FIEs and using such FIEs to purchase or control onshore assets through contractual arrangements; and (iii) ”control” is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 requires PRC residents to complete a foreign exchange registration of overseas investment with the competent local branches of SAFE before making capital contribution into an SPV. SAFE Circular 37 further requires filing of amendment to the registration in the event of any changes with respect to the SPV, including basic information changes such as changes in a PRC resident individual shareholder, name of SPV or operation period, and significant changes such as changes in the capital contributed by PRC residents, share transfer or exchange, merger, division or other material event. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. After SAFE Notice 13 becomes effective, application for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.
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
All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations and amendments with the local SAFE branch or qualified banks as required by SAFE Circular 37 by the end of 2019. Please see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

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
Regulations on Tax
PRC Enterprise Income Tax Law and Individual Income Tax Law
The major PRC statutes governing EIT consist of the EIT Law promulgated by NPC on March 16, 2007, effective as of January 1, 2008, amended on February 24, 2017 and December 29, 2018, and its implementing rules promulgated by the State Council on December 6, 2007, effective as of January 1, 2008. Under the EIT Law, enterprises are classified as PRC resident enterprises and non-PRC
resident enterprises. PRC resident enterprises typically pay an EIT at the rate of 25%. An enterprise established outside of China with its “de facto management bodies” located within China is considered a PRC “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for EIT purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.
SAT issued SAT Circular 82 on April 22, 2009, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China, which include all of the following conditions: (i) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the major assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the “de facto management body” must follow the substance over form principle. In addition, SAT issued SAT Bulletin 45 on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, respectively, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.
Due to the short history of the EIT Law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals like us. We do not believe Vipshop Holdings or Vipshop HK meet all the criteria provided by the implementing rules. As holding companies incorporated outside China, neither Vipshop Holdings nor Vipshop HK is controlled by a PRC enterprise or PRC enterprise groups. Their key assets and records, including the resolutions of their respective boards of directors and the resolutions of their respective shareholders, are located and maintained outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we do not believe Vipshop Holdings or Vipshop HK is a PRC “resident enterprise.” If, however, the PRC tax authorities determine that Vipshop Holdings or Vipshop HK is a PRC “resident enterprise” for EIT purposes, we would be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC EIT reporting obligations. We are actively monitoring the possibility of PRC “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are
“non-PRC
resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in China or (ii) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The PRC State Council or a tax treaty between China and the jurisdictions in which the non-PRC
investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. The applicable withholding tax rate for us with respect to dividends from Vipshop China is 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by SAT, or SAT Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment. Based on the Circular on Issues concerning the “Beneficial Owner” in Tax Treaties, or SAT Circular 9, issued on February 3, 2018 by SAT, which became effective on April 1, 2018, a comprehensive analysis shall be conducted based on the factors set out in the present article and in combination with the actual conditions of specific cases, and certain factors which will negatively affect the determination of an applicant’s status as a “beneficial owner” are provided, such as the business activities engaged in by the applicant do not constitute substantive business activities. In October 2019, SAT promulgated the Administrative Measures for
Non-Resident
Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-PRC
resident enterprises are not required to obtain
pre-approval
from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC
resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax
filing examinations by the relevant tax authorities.
If we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within China, such dividends and gains earned by our non-PRC
resident enterprise investors may be subject to EIT at a rate of 10% (or other applicable preferential tax rate if any such non-PRC resident enterprises’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).
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
Resident Enterprises, or the SAT Circular (2017) 37, effective on December 1,2017, respectively. By promulgating and implementing these notices, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC
resident enterprise. Pursuant to the SAT Public Notice 7, as amended, in the event that a non-PRC

resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying EIT by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified
and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. The SAT Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC
resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC
resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
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
PRC Value-Added Tax in Lieu of Business Tax
We conduct product promotional activities for certain brands on our Vipshop Online Platform. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax which was abolished on November 19, 2017 and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, MOF and SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business taxes to VAT, for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. On March 23, 2016, MOF and SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Taxes in Lieu of Business Taxes, or the SAT Circular 36. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the PRC State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Taxes and Amending the Provisional Regulation of China on Value-Added Taxes, pursuant to which, PRC tax authorities will collect VAT in lieu of business taxes for all industries where business taxes should have been collected within the PRC territory. Pursuant to the Provisional Regulation of China on Value-Added Taxes, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, are subject to VAT at a rate ranging from 6% to 17%.
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

The PRC Labor Law, which became effective on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, and the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The PRC Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year
period.
On October 28, 2010, NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. On January 19, 2017, the General Office of the State Council promulgated the Circular on Issuing the Pilot Program of Consolidating Maternity Insurance and Employees’ Basic Medical Insurance, pursuant to which maternity insurance and basic medical insurance will be consolidated in certain pilot cities during the period of the pilot program. An employer must pay the social insurance for its employees in accordance with the rates provided under relevant regulations and must withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.
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
Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiaries, including Vipshop China, are WFOEs. As a WFOE, Vipshop China is restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online Platform is operated by our consolidated affiliated entities in China. Following our efforts to streamline our contractual arrangements among our consolidated affiliated entities during 2017, 2018, and 2019, we began to use Vipshop
E-Commerce
to operate our main businesses, which had been previously operated by Vipshop Information, without materially altering the substance of our operations. Vipshop
E-Commerce
currently holds the primary licenses necessary to conduct our

Internet-related operations in China. Most of the business contracts relating to our Vipshop Online Platform previously entered into by Vipshop Information have been replaced with new business contracts entered into by Vipshop
E-Commerce
with relevant third parties. In addition, over 1,400 employees and all material fixed assets of Vipshop Information in connection with customer service were transferred to Vipshop
E-Commerce
in 2018.
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
E-Commerce.
The other three sets of contractual arrangements include: (i) one set entered into by Vipshop China, Vipshop Information, and shareholders of Vipshop Information; (ii) one set entered into by Vipshop China, Pin Jun Tong, and shareholders of Pin Jun Tong; and (iii) one set entered into by Lefeng (Shanghai) Information Technology Co., Ltd., Tianjin Pinjian, and shareholders of Tianjin Pinjian. Vipshop Information, Pin Jun Tong, and Tianjin Pinjian are currently insignificant to our business. The contractual arrangements enable us to:
•	exercise effective control over our consolidated affiliated entities;

•	receive substantially all of the economic benefits of our consolidated affiliated entities through service fees, which are equal to 100% of our consolidated affiliated entities’ net income and may be adjusted at our PRC subsidiaries’ sole discretion, in consideration for the technical and consulting services provided by our PRC subsidiaries; and

•	have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in our consolidated affiliated entities to the extent permitted under PRC laws, regulations and legal procedures.

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
We face risks with respect to the contractual arrangements with our consolidated affiliated entities and their shareholders. If our consolidated affiliated entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements that give us effective control over the consolidated affiliated entities may be limited. If we are unable to maintain effective control over our consolidated affiliated entities, we would not be able to continue to consolidate their financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements with our consolidated affiliated entities, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2017, 2018, and 2019, our subsidiaries contributed in aggregate approximately 97.8%, 97.1%, and 96.1%, respectively, of our total consolidated net revenues, exclusive of revenues derived from our consolidated affiliated entities. As of December 31, 2017, 2018, and 2019, our holding company and our subsidiaries accounted for an aggregate of 85.5%, 86.3%, and 78.7%, respectively, of our consolidated total assets (excluding assets attributable to transactions with our consolidated affiliated entities). For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”
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

Agreements that Provide Us Effective Control over Our Consolidated Affiliated Entities
Equity Interest Pledge Agreements
. Under each equity interest pledge agreement among our applicable WFOE, our applicable consolidated affiliated entity, and the shareholders of the applicable consolidated affiliated entity, the shareholders of the applicable consolidated affiliated entity pledge all of their equity interests in the applicable consolidated affiliated entity to the applicable WFOE to guarantee the applicable consolidated affiliated entity’s and its shareholders’ performance of the relevant obligations under the exclusive business cooperation agreement, exclusive option agreement, and loan agreement. If any stipulated event of default occurs, including the failure by the applicable consolidated affiliated entity or its shareholders to perform relevant contractual obligations under the exclusive business cooperation agreement, exclusive option agreement, or loan agreement, the applicable WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests. Without the applicable WFOE’s prior written consent, shareholders of the applicable consolidated affiliated entity cannot transfer or otherwise dispose of, or create or allow the creation of, any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain in full force and effect until all of the obligations of the applicable consolidated affiliated entity and its shareholders under the exclusive business cooperation agreement, exclusive option agreement, and loan agreement have been duly performed or terminated. Except for Tianjin Pinjian, we have completed registering the pledge of the equity interests in our consolidated affiliated entities with the local branches of SAMR.
Exclusive Option Agreements.
Under each exclusive option agreement among our applicable WFOE, our applicable consolidated affiliated entity, and the shareholders of the applicable consolidated affiliated entity, the shareholders of the applicable consolidated affiliated entity grant the applicable WFOE an exclusive option to purchase, or designate one or more person(s) to purchase, all or part of their respective equity interests in the applicable consolidated affiliated entity at a purchase price equal to the higher of: (i) the amount of registered capital actually contributed by the shareholders; or (ii) a minimum price permitted by applicable PRC laws. The applicable WFOE may exercise the option by issuing a written notice to the shareholders of the applicable consolidated affiliated entity. Without the applicable WFOE’s written consent, the applicable consolidated affiliated entity and its shareholders may not transfer, sell, pledge, or otherwise dispose of, or create any encumbrance on, any assets, business, or equity or beneficiary interests of the applicable consolidated affiliated entity. This agreement will remain in full force and effect for a term of ten years from the date of execution, and may be extended for a period to be determined by the applicable WFOE.
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
Under each exclusive business cooperation agreement between the applicable WFOE and the applicable consolidated affiliated entity, the applicable consolidated affiliated entity agrees to engage the applicable WFOE as its exclusive provider of technical, consulting, and other services in relation to its business operations. In consideration of such services, the applicable consolidated affiliated entity will pay to the applicable WFOE service fees that amount to all of the applicable consolidated affiliated entity’s net income. The service fees may be adjusted at the applicable WFOE’s sole discretion based on the services rendered and the operational needs of the applicable consolidated affiliated entity. The applicable WFOE will exclusively own any intellectual property arising from the performance of the exclusive business cooperation agreement. The term of this agreement is ten years from the date of execution, and may be extended for a period to be determined by the applicable WFOE. The applicable WFOE may terminate this agreement at any time by giving 30 days’ prior written notice. The applicable consolidated affiliated entity has no right to terminate this agreement unless the applicable WFOE commits gross negligence or fraud.
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
In the opinion of Han Kun Law Offices, our PRC legal counsel:
•	as of the date of this annual report, the ownership structures of our PRC subsidiaries and our consolidated affiliated entities, as described in this annual report, comply with all PRC laws and regulations currently in effect;
•	as of the date of this annual report, the contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their respective shareholders that are governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and
•	as of the date of this annual report, each of our PRC subsidiaries and our consolidated affiliated entities, as described in this annual report, (i) has all necessary corporate power and authority to conduct its business as described in its business scope under its business license; (ii) has its business license in full force and effect; and (iii) is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of Han Kun Law Offices’ knowledge after due inquires, none of our PRC subsidiaries, our consolidated affiliated entities or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.
We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our online commerce and the distribution of Internet content in China do not comply with relevant PRC government restrictions on foreign investment in value-added telecommunication, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of Internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform.” And “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
D.	Property, Plants and Equipment
We are headquartered in Guangzhou. In the second half of 2015, we purchased property in Pazhou, Guangzhou, and started constructing our new office headquarters of approximately 170,000 square meters in 2016. We anticipate completion in the second half of 2020. In addition to the office headquarters under construction in Pazhou, Guangzhou, as of December 31, 2019, we had approximately 70,000 square meters of office space and approximately 3.1 million square meters of warehouse space across China and overseas, of which approximately 2.6 million square meters of warehouse space is owned by our company.
A summary of our owned and leased properties as of December 31, 2019 is shown below:

Location/Business	Space	Usage of Property
	(in square meters)
Guangzhou—Owned	168,519	Office space
Guangzhou—Leased	50,555	Office space
Shanghai—Owned	18,385	Office space
Shanghai—Leased	110	Office space
Beijing—Leased	25	Office space
Other cities in China—Leased	871	Office space
Sub-total	238,465
China Domestic—Owned (1)	2,634,365	Logistics centers
China Domestic—Leased (1)	442,498	Logistics centers
Cross Border (2)	30,369	Logistics centers
Sub-total	3,107,232
China Domestic—Owned	582,056	Retail property for Shan Shan Outlets
China Domestic—Leased	3,395	Office space and warehouses for Shan Shan Outlets
Sub-total	585,451
China Domestic—Leased	254,667	Retail property for Vipshop offline stores
China Domestic—Leased	70,338	Retail property for Vipmaxx offline stores
Sub-total	325,005

Notes:
(1)	Includes bonded warehouses under customs supervision in mainland China.
(2)	Includes overseas warehouses for our cross-border business.
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
We began our operations in August 2008 and have grown significantly since then. In 2017, 2018, and 2019, we fulfilled approximately 335.0 million, 437.4 million, 566.3 million customer orders, respectively, and we generated total net revenues of RMB72.91 billion, and RMB84.52 billion, and RMB92.99 billion (US$13.36 billion), respectively. In 2017, 2018, and 2019, we generated net income of RMB1.89 billion, RMB2.13 billion, and RMB3.99 billion (US$572.6 million), respectively. Our net income in 2017, 2018, and 2019 reflected non-cash
share-based compensation expenses in an aggregate amount of RMB667.1 million, RMB671.2 million, and RMB688.1 million (US$98.8 million), respectively.
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
Our results of operations are also affected by the regulations and industry policies related to the online retail market. Although we have generally benefited from the PRC government’s policies to encourage economic growth, we are also affected by the complexity, uncertainties and changes in the PRC regulation of the Internet industry. Due to PRC legal restrictions on foreign equity ownership of and investment in the online retail sector in China, we rely on contractual arrangements with our consolidated affiliated entities and their shareholders to conduct most of our business in China. We face risks associated with our control over our consolidated affiliated entities, as our control is based upon contractual arrangements rather than equity ownership. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”
While the duration of the current
COVID-19
pandemic and its disruption to our business and related financial impacts cannot be reasonably estimated at this time, we expect that our consolidated results of operations for the first half of 2020 will be affected with potential continuing impacts on subsequent periods. The global spread of
COVID-19
pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations will depend on future developments, which are highly uncertain and cannot be predicted. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Pandemics, epidemics, or fear of spread of contagious diseases could disrupt our operations or Chinese or global economies, which could materially and adversely affect our business, financial condition, and results of operations.”
The major factors affecting our results of operations and financial condition are discussed below.
Key Components of Our Results of Operations
Net Revenues
We derive revenues primarily from the sale of products offered on our Vipshop Online Platform. Generally, we offer our customers an unconditional right of returning products purchased online for a period of seven days upon receipt of products. The associated revenues are recognized at the point of time when the goods have been accepted by the customers. Our net revenues are recorded net of VAT and related surcharges.

The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
Total net revenue (RMB in thousands)	72,912,313	84,523,948	92,994,418
Active customers (in thousands)	57,800	60,500	69,000
Total orders (in thousands)	335,000	437,400	566,300
Average orders per active customer	5.8	7.2	8.2
GMV (RMB in billions)	108.4	131.0	148.2
Cost of Revenues
Our cost of revenues consists primarily of cost of merchandise sold and inventory write-down. We procure inventory from our brand partners and our inventory is recorded at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method.
Operating Expenses
Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content expenses, (iv) general and administrative expenses, and (v) goodwill impairment loss. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the year ended December 31,
	2017		2018		2019
	RMB’000%		RMB’000%		RMB’000	US$’000%
Fulfillment expenses	6,899,654	9.5	7,489,393	8.8	7,317,706	1,051,123	7.9
Marketing expenses	2,978,621	4.1	3,240,450	3.8	3,323,927	477,452	3.6
Technology and content expenses	1,808,452	2.5	2,000,894	2.4	1,568,107	225,244	1.7
General and administrative expenses	2,447,724	3.3	2,674,179	3.2	4,064,264	583,795	4.4
Goodwill impairment loss	—	—	—	—	278,263	39,970	0.2

Total operating expenses	14,134,451	19.4	15,404,916	18.2	16,552,267	2,377,584	17.8

Fulfillment expenses.
 Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses, and logistics center rental expenses, as well as compensation and benefits of our logistics staff. Our shipping and handling expenses were RMB3.83 billion, RMB4.50 billion, and RMB4.63 billion (US$665.4 million) in 2017, 2018, and 2019, respectively. Our fulfillment services utilize regional logistics hubs and rely on high-quality delivery service providers with national coverage. We expect our fulfillment expenses as a percentage of our total net revenue to decrease in the foreseeable future as we have fully outsourced our delivery services to third party delivery partner.
Marketing expenses.
 Marketing expenses primarily represent advertising expenses incurred in connection with our brand promotional activities, as well as compensation and benefits of our marketing staff. As we enhance our brand awareness by engaging in additional brand promotional activities, we expect our marketing expenses to increase in the foreseeable future.
Technology and content expenses.
 Technology and content expenses primarily consist of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our platform, including model fees and professional photography expenses. As we continue to expand our IT capabilities to support our anticipated growth, we expect our technology and content expenses to increase in the foreseeable future.
General and administrative expenses.
 General and administrative expenses primarily consist of compensation and benefits of our headquarters and administrative staff, rental expenses, costs for professional services, payment processing fees, impairment of warehouses, the provision of assets and severance payments related to the cessation of Pinjun operations and other administrative and overhead expenses. As our business further grows and we continue to incur increased costs related to our ongoing compliance and reporting obligations under U.S. securities laws as a public company, we expect our general and administrative expenses to continue to increase in the foreseeable future.
Goodwill impairment loss.
 Goodwill impairment loss primarily consists of the impairment of goodwill of Pinjun in the current reporting period. A goodwill impairment loss is recognized for the amount by which the carrying amount of a reporting unit, including goodwill, exceeds its fair value, and is limited to the total amount of goodwill allocated to that reporting unit.
Seasonality
Our results of operations are subject to seasonal fluctuations, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, our revenues are relatively lower during the holidays in China, particularly during the Chinese New Year period which occurs in the first quarter of the year, when customers tend to do less shopping, both online and offline. Furthermore, sales in the retail industry are typically significantly higher in the fourth quarter of the year than in the preceding three quarters.
E-commerce
companies in China hold special promotional campaigns on November 11 and December 12 each year that boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the fourth quarter of each year to celebrate the anniversary of the founding of our platform. We expect the seasonality of our business to become more apparent in the foreseeable future.
Taxation
Cayman Islands
We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands.
Hong Kong
Our subsidiary incorporated in Hong Kong is subject to a
two-tiered
income tax rate for taxable income earned in Hong Kong, effective on April 1, 2018. The first two million Hong Kong dollars of profits it earns are subject to an income tax rate of 8.25%, while the remaining profits continue to be taxed at the existing tax rate, 16.5%. Under Hong Kong tax law, our subsidiary incorporated in Hong Kong is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. Hong Kong income tax was provided in our consolidated financial statements for the years ended December 31, 2017, 2018, and 2019, as our Hong Kong subsidiary generated assessable income in 2017, 2018, and 2019.
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
E-Commerce
 Co., Ltd., or Vipshop Chongqing, Vipshop (Zhuhai)
E-Commerce
 Co., Ltd., or Vipshop Zhuhai and Pinwei Software, that enjoyed the following preferential tax treatment on an annual renewal basis. Vipshop Jianyang and Vipshop Chongqing were classified as “encouraged enterprises in the western regions in an industry sector encouraged by the PRC government” and enjoyed a preferential tax rate of 15%. Vipshop Zhuhai also enjoyed a preferential tax rate of 15% similarly. The term “encouraged enterprise in an industry sector encouraged by the PRC government” as used herein refers to an enterprise incorporated in certain region whose primary business falls into the scopes of the encouraged industries stipulated in the existing related policies, including Catalog of Encouraged Industries in the Western Region, Industrial Restructuring Guidance Catalog (2019 Version), Catalog of Industries for Encouraged Foreign Investment (2019 Version), Circular of the Ministry of Finance and the State Administration of Taxation on the Preferential Enterprise Income Tax Policies and Catalog for Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province, and Qianhai
Shenzhen-Hong
Kong Modern Service Industry Cooperation Zone of Shenzhen City. Pinwei Software was classified as a high and new technology enterprise and entitled to a preferential tax rate of 15% pursuant to Article 28 of the EIT Law for the periods from January 1, 2015 to December 31, 2016. Subsequent to the year ended December 31, 2017, Pinwei Software applied and was classified as “State Planning Key Software Enterprise” by the local tax authority and entitled to a preferential tax rate of 10% pursuant to Circular Caishui (2012) 27 starting from the beginning of 2018.
We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2017, 2018, and 2019, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties related to income tax matters, if any, in income tax expense.
The amount of tax loss carry forwards of our PRC subsidiaries and consolidated affiliated entity was RMB1.09 billion, RMB1.45 billion, and RMB1.22 billion (US$175.2 million) as of December 31, 2017, 2018, and 2019, respectively. We provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2017, 2018, and 2019, respectively, as our management is not able to conclude that the future realization of some of such net operating loss carry forwards is more likely than not.
We had EIT recoverable of approximately RMB133.2 million (US$19.1 million) as of December 31, 2019. EIT recoverable occurred due to the overpaid enterprise income tax for certain PRC subsidiaries during the quarterly filing in 2019 and is expected to be refunded in the final annual tax settlement in May 2020.
As of December 31, 2017, 2018, and 2019, we had VAT recoverable of approximately RMB791.2 million, RMB770.9 million, and RMB1.43 billion (US$206.0 million), respectively. VAT recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB526.0 million, RMB749.1 million, and RMB528.8 million (US$76.0 million), as of December 31, 2017, 2018, and 2019, respectively, included as tax payable. We do not net off VAT recoverable and payable from different entities within our group companies.
For more information on PRC tax regulations, see “Item 4.B. Information on the Company—Regulation—Regulations on Tax” and “Item 10.E. Additional Information—Taxation—People’s Republic of China Taxation.”

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
Revenue recognition
Starting from January 1, 2018, we accounted for revenue in accordance with Topic 606, “Revenue from Contracts with Customers.”
Product revenue recognition
We derive a majority of our revenue from online product revenue. We recognize revenue from the sale of apparel, shoes and bags, cosmetics, sportswear and sporting goods, home goods and other lifestyle products, and toys, kids and baby products as well as other merchandise through our online platforms, including our internet website and cellular phone application. We utilize in-house and external delivery service providers to deliver goods to our customers. We recognize revenue at the point of time when the goods have been accepted by the customers. The customers have the options to pay for the goods in advance or over an agreed-upon installment period. The delivery day estimate was determined based on the average delivery days for sales made during the last month of the reporting period, derived from customer locations and delivery reports. A one-day
change in the estimated good
in-transit
period would result in an increase or decrease of approximately RMB347.2 million (US$49.9 million) to our total net revenues in 2019.
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

Return rights
We offer our online sales customers with an unconditional right of return for a seven-day
period upon receipt of the products on sales from our Vipshop Online Platform. We reduce product revenues by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns and recorded as a refund liability included in accrued expenses and other current liabilities, and the estimated inventories in transit subject to those estimated returns are included in inventories on the consolidated balance sheets.
Inventory write-down
Inventories, consisting of products available for sales, are valued at the lower of cost or net realizable value with cost determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Adjustments are recorded when future estimated net realizable value is less than cost. Write-downs are recorded in cost of revenues in the consolidated statements of income and comprehensive income.
To determine the write-down relating to different categories, we apply a certain write-down percentage based on aging and condition of the merchandises within each category. We developed these write-down percentages based on historical trends, inventory aging, historical and forecasted demands, expected selling prices, and future promotional events.
Valuation of goodwill and assets acquired in business acquisition
Business combinations are accounted for using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their respective fair values. The excess of the purchase price over the estimated fair value is recorded as goodwill.
Assigning fair market values to the assets acquired and liabilities assumed at the date of an acquisition requires knowledge of current market values and the values of assets in use, and often requires the application of judgment regarding estimates and assumptions.
The methodology of fair value valuation incorporates various estimates and assumptions, including but not limited to projected revenue growth rates, profit margins and forecasted cash flows based on discount rates and terminal growth rates as well as replacement cost, market comparable etc.
Recent Accounting Pronouncements
For a summary of recently issued accounting pronouncements, see Note 2(an) to the consolidated financial statements of Vipshop Holdings Limited pursuant to Item 18 of Part III of this annual report.
Inflation
Inflation in China has not historically materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018, and 2019 in China were increases of 1.8%, 1.9%, and 4.5%, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Product revenues	71,171,653	81,510,275	88,721,311	12,744,019
Other revenues	1,740,660	3,013,673	4,273,107	613,793

Total net revenues	72,912,313	84,523,948	92,994,418	13,357,812
Cost of revenues (1)	(56,618,471)	(67,454,981)	(72,314,190)	(10,387,283)

Gross profit	16,293,842	17,068,967	20,680,228	2,970,529
Operating expenses (2)
—Fulfillment expenses (3)	(6,899,654)	(7,489,393)	(7,317,706)	(1,051,123)
—Marketing expenses	(2,978,621)	(3,240,450)	(3,323,927)	(477,452)
—Technology and content expenses	(1,808,452)	(2,000,894)	(1,568,107)	(225,244)
—General and administrative expenses	(2,447,724)	(2,674,179)	(4,064,264)	(583,795)
—Goodwill impairment loss	—	—	(278,263)	(39,970)

Total operating expenses	(14,134,451)	(15,404,916)	(16,552,267)	(2,377,584)
Other operating income	531,055	757,062	645,413	92,708

Income from operations	2,690,446	2,421,113	4,773,374	685,653
Impairment loss of investments	(133,026)	(20,073)	(127,589)	(18,327)
Interest expense	(82,435)	(159,744)	(86,004)	(12,354)
Interest income	101,125	242,872	217,027	31,174
Exchange (loss)/gain	(90,872)	71,065	(935)	(134)
Investment gain and revaluation of investments	55,615	191,842	166,932	23,978

Income before income taxes and share of (loss)/gain of equity method investees	2,540,853	2,747,075	4,942,805	709,990
Income tax expenses	(626,140)	(566,604)	(983,554)	(141,279)
Share of (loss)/gain of equity method investees	(22,280)	(46,999)	27,182	3,904

Net income	1,892,433	2,133,472	3,986,433	572,615

Net loss/(income) attributable to non-controlling interests	57,222	(4,685)	30,399	4,367
Net income attributable to our shareholders	1,949,655	2,128,787	4,016,832	576,982

Notes:
(1)	Excludes shipping and handling expenses, and includes inventory write-down which amounted to RMB206.7 million, RMB440.8 million, and RMB347.5 million (US$49.9 million) in the years ended December 31, 2017, 2018, and 2019, respectively.

(2)	Include share-based compensation expenses as set forth below:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	(73,235)	(73,151)	(112,683)	(16,186)
Marketing expenses	(40,364)	(41,063)	(35,038)	(5,033)
Technology and content expenses	(206,073)	(203,594)	(180,493)	(25,926)
General and administrative expenses	(347,426)	(353,402)	(359,869)	(51,692)

Total	(667,098)	(671,210)	(688,083)	(98,837)

(3)	Include shipping and handling expenses, which amounted to RMB3.83 billion, RMB4.50 billion, and RMB4.63 billion (US$665.4 million) in the years ended December 31, 2017, 2018, and 2019, respectively.
Segment Information
In 2017 and 2018, we had two reporting segments, Vip.com and internet finance. Due to operational changes, we have determined to report four operating segments in the current year. Vip.com and Shan Shan Outlets have been identified as reportable segments while internet finance and offline shop operating segments were aggregated as others. Vip.com represents our e-commerce business, while Shan Shan Outlets represents our offline outlets business. Given this change in the composition of our reportable segments, prior year segment information was restated to reflect the current reporting structure for the segments.

The following table sets forth our segment operating results for the years ended December 31, 2017, 2018, and 2019.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Segment Net Revenues
Vip.com	72,875,234	84,159,609	91,435,282
Shan Shan Outlets	—	—	245,817
Others	249,726	753,752	2,638,702
Inter-segment revenues (1)	(212,647)	(389,413)	(1,325,383)

Total	72,912,313	84,523,948	92,994,418

Segment Income/(Loss) from Operations
Vip.com	4,063,238	3,353,658	5,267,814
Shan Shan Outlets	—	—	6,255
Others	(366,025)	(215,459)	227,719
Unallocated expenses (2)	(1,006,767)	(717,086)	(728,414)

Total	2,690,446	2,421,113	4,773,374

Notes:
(1)	Inter-segment revenues mainly consist of payment processing, financing services provided by the Internet finance business to Vip.com, promotion services provided by Vip.com to Internet finance business and internal procurement between offline shops and Vip.com.
(2)	Unallocated expenses include share-based compensation and amortization of intangible assets resulting from business acquisitions, which are not allocated to segments.
The following table sets forth interest income and interest expenses (included in the measurement of segment profit or loss) for the years ended December 31, 2017, 2018, and 2019.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Segment Interest Income
Vip.com	192,052	232,494	167,550
Shan Shan Outlets	—	—	11,746
Others	4,252	36,946	54,765
Inter-segment interest income	(95,179)	(26,568)	(17,034)

Total	101,125	242,872	217,027

Segment Interest Expense
Vip.com	(55,821)	(103,504)	(42,424)
Shan Shan Outlets	—	—	(8,989)
Others	(121,793)	(82,808)	(51,625)
inter-segment interest expense	95,179	26,568	17,034

Total	(82,435)	(159,744)	(86,004)

The following table sets forth assets information in the reportable segments reviewed by our management.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Segment Assets
Vip.com	30,158,119	34,867,619	37,727,525
Shan Shan Outlets	—	—	5,732,260
Others	7,824,701	8,695,044	5,122,893

Total	37,982,820	43,562,663	48,582,678

Our Vip.com segment contributes to a significant majority of our results of operations, which are compared and analyzed on a year-on-year
basis as follows.
Comparison of 2019 and 2018
Net Revenues.
 Our total net revenues increased from RMB84.52 billion in 2018 to RMB92.99 billion (US$13.36 billion) in 2019, primarily due to an increase in the number of active customers and total orders. The number of our active customers increased from 60.5 million in 2018 to 69.0 million in 2019. The number of our total orders increased from 437.4 million in 2018 to 566.3 million in 2019, primarily due to an increase in the number of active customers and increased shopping frequency during the period, which in turn was primarily due to overall growth in the industry, our further optimized product selection, and enhancement of our warehousing capabilities, merchandising, and IT infrastructures. Through our six regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2019. 97.6% of the total orders we fulfilled in 2019 were placed by repeat customers, as compared to 96.6% in 2018.
Cost of Revenues.
 Our cost of revenues increased from RMB67.45 billion in 2018 to RMB72.31 billion (US$10.39 billion) in 2019, primarily due to a significant increase in products procured from our brand partners in line with our significantly higher sales volume.
We recorded RMB440.8 million and RMB347.5 million (US$49.9 million) in inventory write-down in 2018 and 2019, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 0.7% in 2018 and 0.5% in 2019. Such write-down primarily reflected the estimated net realizable value of damaged or obsolete inventory. The decrease in write-down from 2018 to 2019 was due to our efforts in improving our inventory management.
The amount we write down is calculated based on factors such as whether the goods are returnable to vendors, channels of sales (online or offline), inventory aging, damages, historical and forecast consumer demand, and the promotional environment. We assess the inventory write-down based on different product categories and apply a certain percentage based on aging and quality in calculating the write-down of online and offline inventories. We classify both online and offline goods into the following two categories:
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

Gross Profit and Gross Margin.
 As a result of the foregoing, our gross profit increased from RMB17.07 billion in 2018 to RMB20.68 billion (US$2.97 billion) in 2019. Our gross margin increased from 20.2% in 2018 to 22.2% in 2019, primarily due to higher GMV contribution from the apparel category and our strategy to limit loss making businesses in 2019.
Operating Expenses.
 Our operating expenses increased from RMB15.40 billion in 2018 to RMB16.55 billion (US$2.38 billion) in 2019, primarily due to the following factors:
•
Fulfillment expenses
.
 Our fulfillment expenses decreased from RMB7.49 billion in 2018 to RMB7.32 billion (US$1.05 billion) in 2019. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB4.50 billion in 2018 to RMB4.63 billion (US$665.4 million) in 2019. In 2019, we fulfilled approximately 566.3 million customer orders, as compared to approximately 437.4 million customer orders in 2018. The decrease in our fulfillment expenses as well as fulfillment expenses as a percentage of our total net revenues decreased from 8.8% in 2018 to 7.9% in 2019, primarily due to the change in logistics and order fulfillment arrangements such as employment of JITX model and using external delivery services. Throughout 2019 we continued to utilize our regional logistics hubs, and completed shifting from our in-house
delivery to outsourcing all the deliveries of our orders to third-party delivery partners with national coverage in November 2019.
•	Marketing expenses . Our marketing expenses in 2019 was RMB3.32 billion (US$477.5 million), which remained stable as compared to RMB3.24 billion in 2018.
•
Technology and content expenses
.
Our technology and content expenses decreased from RMB2.00 billion in 2018 to RMB1.57 billion (US$225.2 million) in 2019, primarily due to decrease in the number of personnel in our IT department. Our technology and content expenses also decreased from 2.4% to 1.7% as a percentage of our total net revenues during the same period, primarily due to scale effect associated with the rapid growth in total net revenue.
•
General and administrative expenses
. Our general and administrative expenses increased from RMB2.67 billion in 2018 to RMB4.06 billion (US$583.8 million) in 2019, primarily due to an increase in the severance payment of RMB652.0 million (US$93.7 million) and impairment of assets of RMB154.2 million (US$22.1 million) related to the termination of Pinjun logistic service unit, as well as an impairment of RMB475.7 million (US$68.3 million) related to our Zhaoqing, Tai’an and Hengyang warehouses.
•	Goodwill impairment loss . Our goodwill impairment loss was RMB278.3 million (US$40.0 million) in 2019, primarily attributable to the goodwill impairment of Pinjun.
Other Operating Income.
 Our other operating income amounted to RMB645.4 million (US$92.7 million) in 2019, as compared to RMB757.1 million in 2018. Our other operating income in 2019 was primarily due to income derived from government grants and tax rebates.
Impairment Loss of Investments.
 We incurred RMB127.6 million (US$18.3million) impairment loss of investments in 2019, as compared to RMB20.1 million in 2018, which was primarily due to the impairment loss of investees. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Certain of our investments are in development stage companies whose success depends on factors including the ability of the investee companies to raise additional funds in financial markets that can be volatile and other key business factors, any of which may impact our ability to recover the investment. The other than temporary impairment recorded in 2019 included an amount of RMB83.6 million (US$12.0 million) on the available-for-sale
debt securities, and an amount of RMB44.0 million (US$6.3 million) on the other equity investments due to sustained depression of either in the market price or the respective investees’ expected result of operation.
Interest Expenses.
 We incurred RMB86.0 million (US$12.4 million) interest expenses in 2019, as compared to RMB159.7 million in 2018, primarily due to the net effect of the decrease in interest expenses for the securitization debt and the short term loans.

Interest Income.
 Our interest income decreased from RMB242.9 million in 2018 to RMB217.0 million (US$31.2 million) in 2019 primarily due to the decrease of interest bearing investments, such as the deposits and short-term investments in the banks.
Share of Results of Equity Method Investees.
 Our share of results of equity method investees increased from share of loss of RMB47.0 million in 2018 to share of gain of RMB27.2 million (US$3.9 million), which was primarily due to our share of gain in the joint ventures acquired from the acquisition of Shan Shan Outlets and Kunshan Baowei.
Net Income.
 As a result of the foregoing, we recorded a net income of RMB3.99 billion (US$572.6 million) in 2019, as compared to a net income of RMB2.13 billion in 2018.
Net Loss/ Income Attributable to Non-controlling Interests.
 We recorded net loss attributable to
non-controlling
interests of RMB30.4 million (US$4.4 million) in 2019, as compared to net income attributable to non-controlling
interests of RMB4.7 million in 2018, which was primarily due to the loss attributable to non-controlling
shareholders of Pinjun.
Comparison of 2018 and 2017
Net Revenues.
 Our total net revenues increased from RMB72.91 billion in 2017 to RMB84.52 billion in 2018, primarily due to an increase in the number of active customers and total orders. The number of our active customers increased from 57.8 million in 2017 to 60.5 million in 2018. The number of our total orders increased from 335.0 million in 2017 to 437.4 million in 2018, primarily due to an increase in the number of active customers and increased shopping frequency during the period, which in turn was primarily due to overall growth in the industry, our further optimized product selection, and enhancement of our warehousing capabilities, merchandising, and IT infrastructures. Through our six regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2018. 96.6% of the total orders we fulfilled in 2018 were placed by repeat customers, as compared to 95.1% in 2017.
Cost of Revenues.
 Our cost of revenues increased from RMB56.62 billion in 2017 to RMB67.45 billion in 2018, primarily due to a significant increase in products procured from our brand partners in line with our significantly higher sales volume.
We recorded RMB206.7 million and RMB440.8 million in inventory write-down in 2017 and 2018, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 0.4% in 2017 and 0.7% in 2018. Such write-down primarily reflected the estimated net realizable value of damaged or obsolete inventory. The increase in write-down from 2017 to 2018 was due to intense market competition and the special sales promotions we took that are more likely to result in write-down attributable to the significant discounts offered.
The amount we write down is calculated based on factors such as whether the goods are returnable to vendors, inventory aging, damages, historical and forecast consumer demand, and the promotional environment. We assess the inventory write-down based on different product categories and apply a certain percentage based on aging and quality. We classify all goods into the following two categories:
•
Non-returnable Goods
. These goods cannot be returned to suppliers and general inventory write-down of different percentages are applied to these goods within the different aging and quality categories. These percentages were developed based on historical write-down on these different types of goods. In addition to general write-down, specific write-down will also be applied to non-returnable
goods if assessed to be needed based on the factors mentioned above.
•
Returnable Goods
. Returnable goods will have no general write-down based on aging, but a specific write-down will be made at the end of each reporting period based on forecast sales, conditions of the goods and planned promotions.

Gross Profit and Gross Margin.
 As a result of the foregoing, our gross profit increased from RMB16.29 billion in 2017 to RMB17.07 billion in 2018. Our gross margin decreased from 22.3% in 2017 to 20.2% in 2018, primarily due to the increasing promotional activities and sales to drive growth of users and orders via our platform.
Operating Expenses.
 Our operating expenses increased from RMB14.13 billion in 2017 to RMB15.40 billion in 2018, primarily due to the following factors:
•
Fulfillment expenses
. Our fulfillment expenses increased from RMB6.90 billion in 2017 to RMB7.49 billion in 2018. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB3.83 billion in 2017 to RMB4.50 billion in 2018. These increases were primarily due to a significant increase in our sales volume and the number of orders fulfilled, higher staff compensation and benefits and increase in rental expenses and depreciation expenses in connection with our expanded warehouse facilities. In 2018, we fulfilled over 437.4 million customer orders, as compared to approximately 335.0 million customer orders in 2017. Our fulfillment expenses as a percentage of our total net revenues decreased from 9.5% in 2017 to 8.8% in 2018, primarily due to scale effect associated with the rapid growth in our total net revenue and improved efficiency of our regional warehouses. Throughout 2018, we continued to utilize the regional logistics hubs in Guangdong Province, Jiangsu Province, Sichuan Province, Tianjin, Hubei Province, and Liaoning Province. In addition, our regional logistics hubs enabled us to rely more on quality regional and local couriers, which generally have lower average delivery charges than national delivery companies.
•
Marketing expenses
. Our marketing expenses increased from RMB2.98 billion in 2017 to RMB3.24 billion in 2018, primarily attributable to our increased marketing and brand promotion activities. On the other hand, our marketing expenses as a percentage of our total net revenues decreased from 4.1% in 2017 to 3.8% in 2018, primarily due to our strategic balance between promotional activities and sales with our broader marketing efforts.
•
Technology and content expenses
. Our technology and content expenses increased from RMB1.81 billion in 2017 to RMB2.00 billion in 2018, primarily due to the headcount increase of our IT personnel in connection with our expansion of IT capacities and higher compensation and benefit. Our technology and content expenses also decreased from 2.5% to 2.4% as a percentage of our total net revenues during the same period, primarily due to scale effect associated with the rapid growth in total net revenue.
•
General and administrative expenses
. Our general and administrative expenses increased from RMB2.45 billion in 2017 to RMB2.67 billion in 2018 due to an increase in the scale of our business. Our general and administrative expenses as a percentage of our total net revenues remained stable at 3.3% in 2017 and 3.2% in 2018 during the same period.
Other Operating Income.
 Our other operating income amounted to RMB757.1 million in 2018, as compared to RMB531.1 million in 2017. Our other operating income in 2018 was primarily due to income derived from government grants and tax rebates.
Impairment Loss of Investments.
 We incurred RMB20.1 million impairment loss of investments in 2018, as compared to RMB133.0 million in 2017, which was primarily due to loss of investees. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Certain of our investments are in development stage companies whose success depends on factors including the ability of the investee companies to raise additional funds in financial markets that can be volatile and other key business factors, any of which may impact our ability to recover the investment. The other than temporary impairment recorded in 2018 in the amounts of RMB20.1 million on the available-for-sale
investments was due to sustained depression of either in the market price or the respective investees’ expected result of operation.

Interest Expenses.
 We incurred RMB159.7 million interest expenses in 2018, as compared to RMB82.4 million in 2017, primarily due to the net effect of the increase in interest expenses for the securitization debt and the short term loans and decrease in amortization of debt issuance cost of our convertible senior notes.
Interest Income.
 Our interest income increased from RMB101.1 million in 2017 to RMB242.9 million in 2018 primarily due to the increase of interest bearing investments, such as the deposits and held-to-maturity
investments in the banks.
Share of Loss of Equity Method Investees.
 Our share of loss of equity method investees increased from RMB22.3 million in 2017 to RMB47.0 million, which was primarily due to our share of losses in Shenzhen Tencent Puhe Limited Partnership.
Net Income.
 As a result of the foregoing, we recorded a net income of RMB2.13 billion in 2018, as compared to a net income of RMB1.89 billion in 2017.
Net Income Attributable to Non-controlling Interests.
 We recorded net income attributable to
non-controlling
interests of RMB4.7 million in 2018, as compared to net loss attributable to non-controlling
interests of RMB57.2 million in 2017, which was primarily due to the income attributable to non-controlling
shareholders of Pinjun.
B.	Liquidity and Capital Resources
As of December 31, 2018 and 2019, we had RMB10.04 billion and RMB7.72 billion (US$1.11 billion), respectively, in cash, cash equivalents and restricted cash. We had short-term investments with an aggregate outstanding amount of RMB3.05 billion (US$438.5 million) as of December 31, 2019. Our cash and cash equivalents primarily consist of cash on hand, short-term bank demand deposits and highly liquid investments with maturities of less than three months. We also procured several bank borrowings in an aggregate amount of RMB1.16 billion (US$166.4 million) and had unutilized banking facilities in an amount of RMB3.86 billion (US$554.3 million) as of December 31, 2019. We believe that our current cash, cash equivalents, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. However, we may need additional capital in the future to fund our continued operations.
As of December 31, 2018 and 2019, our cash, cash equivalents, restricted cash and short-term investments are held in the following currency denominations and jurisdictions in which our subsidiaries domiciled:

	As of December 31,
	2018				2019
	Subsidiaries in PRC (1)	Subsidiaries in HK and Other Regions	Subsidiary in USA	Total	Subsidiaries in PRC (1)	Subsidiaries in HK and Other Regions	Subsidiary in USA	Total
Currency Denomination	RMB’000
RMB	7,419,634	107,609	—	7,527,243	10,441,474	177,069	—	10,618,543
US$	54,912	4,724,836	15,522	4,795,270	36,452	46,044	5,686	88,182
Others	7,396	29,807	—	37,203	—	65,286	—	65,286

Total	7,481,942	4,862,252	15,522	12,359,716	10,477,926	288,399	5,686	10,772,011

Note:
(1)	Also include our consolidated affiliated entities in China.

As of December 31, 2018 and 2019, our cash, cash equivalents and restricted cash held by our consolidated affiliated entities and subsidiaries in China are as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Consolidated affiliated entities	2,583,412	5,173,333	743,103
Subsidiaries in China	3,976,639	2,251,867	323,460

Total	6,560,051	7,425,200	1,066,563

As of December 31, 2018 and 2019, our short-term investments held by our consolidated affiliated entities and other entities in China are as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Short-term Investments:
Consolidated affiliated entities	—	2,300,014	330,377
Subsidiaries in China	912,027	752,712	108,120

Total	912,027	3,052,726	438,497

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	981,251	5,745,748	12,290,183	1,765,374
Net cash used in investing activities	(2,032,606)	(6,693,812)	(8,240,560)	(1,183,684)
Net cash provided by/(used in) financing activities	7,169,824	586,968	(6,256,700)	(898,718)
Effect of exchange rate changes	(6,054)	177,576	(112,110)	(16,103)
Cash, cash equivalents and restricted cash at beginning of year	4,109,577	10,221,992	10,038,472	1,441,936
Cash, cash equivalents and restricted cash at end of year	10,221,992	10,038,472	7,719,285	1,108,805
Operating Activities
Net cash from operating activities amounted to RMB12.29 billion (US$1.77 billion) in 2019, which was primarily attributable to a net income of RMB3.99 billion (US$572.6 million), adjusted for certain non-cash
expenses consisting primarily of (i) share-based compensation expenses of RMB688.1 million (US$98.8 million), (ii) inventory write-down of RMB347.5 million (US$49.9 million) and provision for allowance for doubtful accounts of RMB229.5 million (US$33.0 million), (iii) depreciation of property and equipment of RMB830.4 million (US$119.3 million) attributable to increases in warehouse and logistic facilities, (iv) impairment of long-lived assets of RMB537.6 million
(US$77.2 million) due to impairment of warehouses, and (v) changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (x) a significant decrease in account receivables of RMB4.17 billion (US$598.3 million), primarily due to the down-scale of our internet financing business, (y) an increase in accounts payable of RMB1.68 billion (US$241.5 million) and accrued expenses and other current liabilities of RMB1.15 billion (US$165.0 million), primarily due to the increase in amounts received on behalf of third-party merchants along with the expansion of platform sales and increase in accrued shipping and handling expenses as well as accrued advertising expenses driven by the growth in our business, (viii) an increase in inventories of RMB2.63 billion (US$377.2 million) to support the increase in sales volume and develop the offline shops.
Net cash from operating activities amounted to RMB5.75 billion in 2018, which was primarily attributable to a net income of RMB2.13 billion, adjusted for certain non-cash
expenses consisting primarily of (i) share-based compensation expenses of RMB671.2 million, which was higher than 2017 due to an increase in our number of employees, (ii) inventory write-down of RMB440.8 million and provision for allowance for doubtful accounts of RMB175.4 million, (iii) depreciation of property and equipment of RMB770.3 million attributable to increases in warehouse and logistic facilities, (iv) gain on disposal or revaluation of investments of RMB191.8 million attributable to fair value change of other investments, and (v) changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (w) a significant increase in accrued expenses and other current liabilities of RMB1.99 billion primarily due to the increase in the amounts received on behalf of third-party merchants due to the expansion of platform sales, and the increase in accrued shipping and handling expenses, accrued advertising expenses, accrued payroll and accrued taxes payable, primarily driven by the growth in our business, (x) a decrease in advances from customers of RMB873.9 million primarily due to the adoption of ASU
2014-09,
(y) a decrease in inventories of RMB291.8 million due to improving inventory management, and (z) a decrease in other receivables and prepayments of RMB124.4 million, primarily related to a decrease in advance to suppliers as a result of optimization of procurement process in 2018.
Net cash from operating activities amounted to RMB981.3 million in 2017, which was primarily attributable to a net income of RMB1.89 billion, adjusted for certain non-cash
expenses consisting primarily of (i) share-

based compensation expenses of RMB667.1 million, which was higher than 2016 due to an increase in our number of employees, (ii) inventory write-down of RMB206.7 million, (iii) depreciation of property and equipment of RMB720.8 million attributable to increases in warehouse and logistic facilities, (iv) amortization of intangible assets of RMB340.8 million, and (v) changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (w) an increase in accounts payable of RMB3.22 billion and accrued expenses and other current liabilities of RMB290.8 million, primarily due to the net effect of a decrease in accrued shipping and handling expenses and an increase in accrued advertising expenses, accrued payroll and social benefit provisions, primarily driven by the growth in our business and the development of our owned logistic network, (x) a significant increase in account receivables of RMB2.66 billion and a decrease in advances from customers of RMB347.5 million, primarily due to our developing consumer financing business in 2017, (y) an increase in inventories of RMB2.24 billion to support the increase in sales volume, and (z) an increase in other receivables and prepayments of RMB1.27 billion, primarily related to our developing supplier financing business in 2017.
Investing Activities
Net cash used in investing activities amounted to RMB8.24 billion (US$1.18 billion) in 2019, primarily consisting of (i) RMB4.28 billion (US$614.4 million) capital expenditure relating to our construction of warehouses and leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software, and land use rights, (ii) RMB3.27 billion (US$469.9 million) used for purchase of short-term investments, offset by RMB2.50 billion (US$359.2 million) from redemption of short term investments upon maturities, and (iii) RMB2.75 billion (US$394.9 million) cash paid for acquisition of subsidiaries, net of cash acquired of RMB175.8 million, and (iv) RMB2.76 billion (US$396.7 million) cash paid for loan originations, offset by RMB2.67 billion (US$383.6 million) received from loan payments.
Net cash used in investing activities amounted to RMB6.70 billion in 2018. Our net cash used in investing activities in 2018 was primarily due to (i) RMB3.59 billion capital expenditure relating to our construction of warehouses and leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software, and land use rights, (ii) RMB2.69 billion used for purchase of short-term investments, offset by RMB747.8 million from redemption of short term investments upon maturities, (iii) RMB963.7 million investment in the equity method investments and other investments, and (iv) RMB764.0 million cash paid for loan originations offered by our Internet finance business, offset by RMB519.5 million received from loan payments.
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
Financing Activities
Net cash used in financing activities amounted to RMB6.26 billion (US$898.7 million) in 2019, primarily consisting of (i) RMB4.22 billion (US$606.3 million) of repayment of convertible senior notes, (ii) RMB1.82 billion (US$261.3 million) of proceeds from bank borrowings and other borrowings, offset by RMB2.87 billion (US$411.6 million) of repayment to bank and other borrowings, and (iii) RMB969.0 million (US$139.2 million) of repayment of securitization debt.
Net cash provided by financing activities amounted to RMB587.0 million in 2018, primarily due to (i) RMB2.12 billion of proceeds from bank and other borrowings, offset by RMB1.70 billion of repayment to bank and other borrowings, and (ii) RMB969.0 million of proceeds from issuance of securitization debt offset by RMB760 million of repayment to issuance of securitization debt.
Net cash provided by financing activities amounted to RMB7.17 billion in 2017, primarily due to (i) RMB910.3 million of proceeds from bank and other borrowings, (ii) RMB760.0 million of proceeds from issuance of securitization debt, and (iii) RMB5.61 billion of proceeds from issuance of Class A ordinary shares to the respective subsidiaries of Tencent and JD.com.
Capital Expenditures
Our capital expenditures amounted to RMB2.47 billion, RMB3.59 billion, and RMB4.28 billion (US$614.4 million) in the years ended December 31, 2017, 2018, and 2019, respectively. Out of the foregoing capital expenditures, we paid RMB275.8 million, RMB1.07 billion, and RMB974.5 million (US$140.0 million) in the years ended December 31, 2017, 2018, and 2019, respectively, to acquire the land use right of certain land located in China. Our capital expenditures were primarily for construction and expansion of warehouses, land use right, and other logistic infrastructure from 2017 through 2019. We expect our capital expenditures to decrease in 2020 and 2021. Approximately 63.6% of such capital expenditures are expected to be used to further expand our warehousing capabilities and infrastructure expansions, approximately 34.4% of such capital expenditures are expected to be used to further expand our offline business, and approximately 2.3% of such capital expenditures are expected to be used to enhance our Vipshop Online Platform and IT systems. We plan to fund these capital expenditures through our existing cash balances and our financing activities.
Holding Company Structure
Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax
profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. We set aside amounts of RMB95.6 million, RMB121.1 million, and RMB184.2 million (US$26.5 million) to the general reserve during the years ended December 31, 2017, 2018, and 2019, respectively.
C.	Research and Development, Patents and Licenses, etc.
Research and Development
Our Vipshop Online Platform and management systems are supported by combinations of our internally developed proprietary technologies, open source solutions, and commercially available licensed technologies. We focus our internal development efforts on mobile solutions, warehouse and logistics management systems and several service modules such as merchant module, order and payment processing module, and data module.
The combination of systems is divided into
front-end
and
back-end
modules, both built on top of
state-of-the-art
modern technologies. Together, they form a reliable technology platform that brings optimized customer experiences and supports efficient business operations. We have developed disaster tolerant systems for our key business modules which include real-time data mirroring, daily data back-up,
and system redundancy solutions. We also adopted a “DevOps” methodology that enables us to respond quickly towards business requests, significantly decreasing our development cost and improving our time-to-market.
 Our site is built upon real event processing platforms, and it leverages service-oriented architecture supported by internally developed cloud solutions. This enables us to achieve significant internal efficiency.
Our technology and content expenses consist primarily of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our Vipshop Online Platform, including model fees and professional photography expenses. We incurred RMB1.81 billion, RMB2.0 billion, and RMB1.57 billion (US$225.2 million) in technology and content expenses in 2017, 2018, and 2019.
Intellectual Property
We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2019, we owned 1,903 registered trademarks, 169 copyrights (including copyrights to 156 software products developed by us relating to various aspects of our operations), and 326 registered domain names that are material to our business, including vip.com and vipshop.com.
D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2019 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.	Off-Balance Sheet Arrangements
In June 2017, we entered into a cooperative lending arrangement with a bank, whereby we and the bank will jointly fund financing to individuals. Under this arrangement, we are obligated to compensate the bank if the balance of outstanding principal of the bank’s lending portion becomes overdue for more than 80 days. As of December 31, 2019, the balance of outstanding principal of the bank’s lending portion under the arrangement was approximately RMB20.3 million (US$2.9 million).
In July 10, 2019, we acquired Shan Shan Outlets with assumed financial guarantee liabilities. As a guarantor, Shan Shan Outlets signed financial guarantee agreements with two banks for a maximum credit line RMB100 million and RMB150 million for the borrowers. As of December 31, 2019, the financial guarantees were still within the validity period of the contract and would persist till the guarantee period expired. We are obligated to compensate the banks up to the related maximum credit line if the borrowers could not repay the loans in time.
Except for the guarantees provided to a bank under the cooperative lending arrangement and assumed in the acquisition of Shan Shan Outlets, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F.	Tabular Disclosure of Contractual Obligations
We lease office space and certain equipment under
non-cancelable
operating lease agreements that expire at various dates from January 2020 through June 2034. These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our landlords. In the years ended December 31, 2017, 2018, and 2019, we incurred rental expenses of RMB493.2 million, RMB595.3 million, and RMB746.2 (US$107.2 million), respectively. Our purchase obligations as of December 31, 2017 amounted to RMB2,345.7 million, representing property, equipment, software contracts, and land use rights. Our purchase obligations as of December 31, 2018 amounted to RMB2,638.1 million, representing property, equipment, software contracts, and land use rights. Our purchase obligations as of December 31, 2019 amounted to RMB1,981.2 million (US$284.6 million), representing property, equipment, software contracts, and land use rights. In addition, we will purchase certain services from our business partners.
In March 2018, we agreed to invest in the capacity of a passive investor, up to US$250 million in a private equity fund, which focuses on technology-enabled consumer, retail, and other related businesses. As of December 31, 2019, the aggregate amount of our contributed capital to the fund under this agreement was RMB535.4 million (US$76.9 million). We will make further investment from time to time upon capital calls by the fund manager of the private equity fund.
In October 2019, we agreed to invest in the capacity of a passive investor, up to RMB2 billion in another private equity fund. As of December 31, 2019, the aggregate amount of our contributed capital to the fund under this agreement was RMB110 million (US$15.8 million). We will make further investment from time to time upon capital calls by the fund managers of these private equity funds.
The following table sets forth our minimum contractual obligations as of December 31, 2019.

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in RMB’000)
Operating lease obligations	2,037,262	420,840	836,331	629,682	150,409
Purchase obligations	1,981,152	1,874,910	103,642	2,600	—
Purchase of services	390,378	130,126	260,252	—	—
Short term loans (included interests)	1,123,627	1,123,627	—	—	—
Long term loans (included interests)	77,117	2,892	23,549	25,020	25,656
Consideration payable	25,000	25,000	—	—	—
We will fund our contractual obligations and future investments with our existing cash balances, our financing activities, and operating cash flows. We have generated positive cash flows from our operating activities, and this cash flows will in term fund our various commitments and future investments. Our net cash generated from operating activities was RMB12.29 billion (US$1.77 billion) for the year ended December 31, 2019.
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
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:
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
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	48	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	47	Vice Chairman of the Board of Directors, Chief Operating Officer
Martin Chi Ping Lau	47	Director
Jacky Yu Xu	48	Director
Chun Liu (1)	52	Independent Director
Frank Lin (2)	55	Independent Director
Xing Liu (3)	49	Independent Director
Kathleen Chien (1)(2)(3)	50	Independent Director
Nanyan Zheng (1)(2)(3)	51	Independent Director
Donghao Yang	48	Chief Financial Officer
Daniel Kao	47	Chief Technology Officer
Yizhi Tang	46	Senior Vice President of Logistics

Notes:
(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Pursuant to the currently effective articles of association of our company, our board of directors consists of nine directors, including one director, Mr. Martin Chi Ping Lau, appointed by Tencent. Each of our directors will hold office until the expiration of his or her term and until his or her successor shall have been elected and qualified. There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
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
Mr. Arthur Xiaobo Hong
 is our
co-founder
and has served as the vice chairman of our board of directors since January 2011. Mr. Hong has served as our chief operating officer since August 2012. Mr. Hong has over 15 years of experience in the distribution of consumer electronic products in overseas markets. From 1998 to 2011, Mr. Hong served as chairman of the board of directors of Société Europe Pacifique Distribution, a French company engaging in the distribution of consumer electronic products. Mr. Hong graduated from Cheung Kong Graduate School of Business in 2010.
Mr. Martin Chi Ping Lau
 has served as our director since December 2017. Mr. Lau is president and executive director of Tencent Holdings Limited (SEHK: 0700), or Tencent. He joined Tencent in 2005 as the chief strategy and investment officer, and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. In 2006, Mr. Lau was promoted as president of Tencent to manage the day-to-day
operation of Tencent. In 2007, he was appointed as an executive director of Tencent. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at Mckinsey & Company, Inc. as a management consultant. Mr. Lau also serves as a non-executive
director of Kingsoft Corporation Limited, an Internet based software developer, distributor and software service provider listed on Hong Kong Stock Exchange, a director of JD.com Inc., the largest retailer of China listed on the Nasdaq, a director of Leju Holdings Limited, an online-to-offline
real estate services provider in China listed on the NYSE, a director of Tencent Music Entertainment Group, an online music entertainment platform in China listed on the NYSE, and a non-executive
director of Meituan Dianping, a company operating a leading Chinese group buying website listed on the Hong Kong Stock Exchange. Mr. Lau received a bachelor of science degree in electrical engineering from the University of Michigan, a master of science degree in electrical engineering from Stanford University and an MBA degree from Kellogg Graduate School of Management, Northwestern University.
Mr. Jacky Yu Xu
 is an angel investor of our company and has served as our director since January 2011. Mr. Xu is the director of several privately held companies in China. Mr. Xu graduated from Cheung Kong Graduate School of Business in 2009.
Mr. Chun Liu
 has served as our director since March 2013. Mr. Chun Liu is currently the senior vice president of Phoenix TV. Prior to joining Phoenix TV, he served as the chief culture officer of Zhong Nan Wen Hua, senior vice president of iQiyi.com, managing director of Soho.com Inc. and chief operating officer of Sohu Video, respectively. Prior to joining Sohu, Mr. Liu worked with Phoenix TV from 2000 to 2011. His last position at Phoenix TV was the executive director and the head of Phoenix TV Beijing Program Center. Earlier in his career, Mr. Liu worked in the Youth Division and News Commentary Department at CCTV, China’s state television broadcaster. As the executive producer of a famous program “News Investigation,” he produced dozens of award winning documentaries. Mr. Chun Liu received an EMBA degree from Cheung Kong Graduate School of Business in China and a master’s degree from the Communication University of China.

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
Ms. Kathleen Chien
 has served as our director since March 2012. Ms. Chien is currently the chief operating officer and acting chief financial officer of 51job, Inc., a Nasdaq-listed provider of integrated human resource services in China. Ms. Chien joined 51job, Inc. in 1999 and served as its chief financial officer from 2004 to March 2009. Prior to joining 51job, Inc., Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp. in Taiwan. During her tenure at Bain & Company, Ms. Chien was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operating efficiencies. While at Capital Securities Corp., Ms. Chien completed a number of equity and equity-linked transactions, enabling Taiwanese companies to raise significant capital from the international capital markets. Ms. Chien received her bachelor’s degree in economics from the Massachusetts Institute of Technology and an MBA degree from the Walter A. Haas School of Business at University of California, Berkeley.
Mr. Nanyan Zheng
 has served as our director since March 2012. Mr. Zheng is currently the chairman of Plateno Group Ltd. Mr. Zheng founded Plateno Group Ltd. in 2013, which wholly owned 7 Days Groups Holdings Ltd. after its privatization and launched a series of new mid-level
and upscale hotel brands. Mr. Zheng
co-founded
7 Days Groups Holdings Ltd. and has been serving as its chief executive officer since October 2004. Mr. Zheng is also a co-founder
and partner of Ocean Link Partners Limited, a fund management company founded in April 2016, chairman of Advantage Sports Union Limited, a sports company, chairman of MoFang Group, a Chinese mobile gaming media platform, and a co-founder
and
co-chairman
since January 2011 of Reocar Group Limited, one of the leading car rental agencies in China. In June 2016, Mr. Zheng invested in OGC Nice, a French football club. From 2000 to October 2004, Mr. Zheng worked for Trip.com Group Limited (formerly known as Ctrip.com International Ltd.), a Nasdaq-listed company and a leading travel service provider in China, and served as vice president and general manager of southern China, and later as vice president of marketing in charge of national marketing. During 2001, Mr. Zheng also worked for the computer center of the Economic and Trade Commission of Guangdong Province. Mr. Zheng received a bachelor’s degree from Sun
Yat-Sen
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
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents.
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
For the fiscal year ended December 31, 2019, we paid an aggregate of RMB14.5 million (US$2.1 million) in cash to our executive officers, and we paid an aggregate of RMB3.5 million (US$0.5 million) in cash to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entities are required by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Stock Incentive Plans
2011 Stock Incentive Plan
In March 2011, we adopted our 2011 Plan, in order to attract and retain the best available personnel, to provide additional incentives to employees, directors, officers, consultants and other eligible persons and to promote the success of our business. Under the 2011 Plan, the maximum number of shares may be granted is 7,350,000 ordinary shares. As of the date of this annual report, options to acquire 554,948 Class A ordinary shares have been granted and are outstanding under the 2011 Plan.
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
2014 Share Incentive Plan
In July 2014, we adopted our 2014 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares, share appreciation rights, and other types of awards as deemed appropriate by the administrator. The maximum aggregate number of shares that may be issued pursuant to our 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors. In December 2017, we registered additional securities consisting of 5,237,297 Class A ordinary shares that were automatically added to our 2014 Plan, effective January 1, 2015, January 1, 2016 and January 1, 2017, pursuant to the evergreen provisions. As of the date of this annual report, options to acquire 1,320,000 Class A ordinary shares and 2,913,326 restricted shares have been granted and are outstanding under the 2014 Plan.
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
Corporate Transactions.
 Except as otherwise provided in an individual award agreement or any other written agreement entered into between a participant and us, our plan administrator may provide for one or more of the following in the event of a change of control or other similar corporate transaction: (i) the termination of each award outstanding under the plan at a specific time in the future, with each participant having the right to exercise such awards during a period of time as determined by the plan administrator; (ii) either the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award or realization of the participant’s rights had such award been currently exercisable or payable or fully vested; (iii) the replacement of an award with other rights or property selected by the plan administrator in its sole discretion the assumption of or substitution of such award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, or (iv) provide for payment of awards in cash based on the value of shares on the date of the change of control plus reasonable interest on the award through the date such award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with the Code.
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
Share Incentive Grants
The following table summarizes, for the year ended December 31, 2019, the outstanding options we granted to our directors and executive officers under the 2011 Plan, the 2012 Plan, and the 2014 Plan.

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
The following table summarizes, for the year ended December 31, 2019, the outstanding restricted shares we granted to our directors and executive officers under the 2012 Plan and the 2014 Plan.

Name	Number of Restricted Shares	Date of Grant
Arthur Xiaobo Hong	300,000	January 1, 2017
Donghao Yang	*	January 1, 2017
Daniel Kao	*	October 1, 2016
Yizhi Tang	*	January 1, 2013
	*	January 1, 2017
Frank Lin	*	January 1, 2013
	*	April 1, 2016
Xing Liu	*	January 1, 2013
	*	April 1, 2016
Nanyan Zheng	*	January 1, 2013
	*	April 1, 2016
Kathleen Chien	*	January 1, 2013
	*	April 1, 2016
Chun Liu	*	March 22, 2013
	*	April 1, 2016

Notes:
*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.
(1)	Daniel Kao has served as our chief technology officer from June 2012 to October 2016, and again since April 2019.

C.	Board Practices
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
Audit Committee.
 Our audit committee consists of Ms. Kathleen Chien, Mr. Nanyan Zheng and Mr. Chun Liu. Ms. Kathleen Chien, Mr. Nanyan Zheng and Mr. Chun Liu satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of NYSE and Rule
 10A-3
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
Compensation Committee.
 Our compensation committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien and Mr. Frank Lin. Mr. Nanyan Zheng, Mr. Frank Lin and Ms. Kathleen Chien satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of NYSE. Mr. Nanyan Zheng is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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

Nominating and Corporate Governance Committee.
 Our nominating and corporate governance committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien and Mr. Xing Liu. Mr. Nanyan Zheng, Ms. Kathleen Chien and Mr. Xing Liu satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of NYSE.
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
As of December 31, 2019, we had 20,442
full-time
employees, compared with 58,702 and 57,638 employees as of December 31, 2017 and 2018, respectively. We also employ independent contractors and part-time personnel for certain supporting functions. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2019:

Operations	Number of Employees
Merchandising	1,369
Products and technology support	1,658
Business development, sales and marketing	188
Internet finance	274
Customer services	1,163
Warehouse management	12,750
Offline stores	1,083
Administration and management	485
Pinjun (1)	1,106
Shan Shan Outlets	366

Total	20,442

Note:
(1)	Due to the termination of Pinjun’s delivery service unit in November 2019, as of the date of this annual report, there are approximately 110 employees of Pinjun.
Our success depends on our ability to attract, retain and motivate qualified personnel. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our customers with superior services. We regularly provide our employees with training tailored to each job function to enhance performance and service quality.
As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we also provide our employees fringe benefits such as free lunches and periodic appreciation payments to employees’ family members. For the year ended December 31, 2019, we have not experienced any significant labor disputes.
E.	Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 134,483,982 ordinary shares issued and outstanding as of March 31, 2020, comprising of (i) 117,973,624 Class A ordinary shares, excluding the 1,365,117 Class A ordinary shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans, and (ii) 16,510,358 Class B ordinary shares.

	Number of Ordinary Shares Beneficially Owned (1)	% (2)
Directors and Executive Officers ** :
Eric Ya Shen (3)	17,060,358	12.7
Arthur Xiaobo Hong (4)	9,087,939	6.8
Martin Chi Ping Lau (5)	*	*
Jacky Xu (6)	*	*
Chun Liu (7)	*	*
Frank Lin (8)	*	*
Xing Liu (9)	*	*
Kathleen Chien (10)	*	*
Nanyan Zheng (11)	*	*
Donghao Yang	*	*
Daniel Kao	*	*
Yizhi Tang	*	*
All directors and executive officers as a group	27,844,667	20.7
Principal Shareholders :
Elegant Motion Holdings Limited (12)	16,510,358	12.3
Tencent Mobility Limited (13)	12,852,698	9.6
JD Entities (14)	10,103,435	7.5
High Vivacity Holdings Limited (15)	8,952,810	6.7

Notes:
*	Less than 1% of our total outstanding ordinary shares.
**	Except for Mr. Frank Lin, Mr. Xing Liu, Mr. Nanyan Zheng, Ms. Kathleen Chien, Mr. Chun Liu, and Mr. Martin Chi Ping Lau, the business address of our directors and executive officers is c/o No. 20 Huahai Street, Liwan District, Guangzhou 510370, People’s Republic of China.
***	Certain of our directors and executive officers have been granted options and restricted shares pursuant to our stock incentive plans. See “Item 6.B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Stock Incentive Plans.”
(1)	Beneficial ownership is determined in accordance with the SEC rules and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2020.
(3)	Beneficially owned through Elegant Motion Holdings Limited, a British Virgin Islands company, and options of Mr. Eric Ya Shen granted under our share incentive plans to acquire Class A ordinary shares. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2020, Mr. Eric Ya Shen beneficially owned (i) 550,00 0 Class A ordinary shares issuable to Mr. Eric Ya Shen upon the exercise of options within 60 days after March 31, 2020, and (ii) 16,510,358 Class B ordinary shares held by Elegant Motion Holdings Limited, representing 58.2% of the aggregate voting power of our company.

(4)	Beneficially owned through High Vivacity Holdings Limited, a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust, and options of Mr. Hong granted under our share incentive plans to acquire Class A ordinary shares. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2020, Mr. Hong beneficially owned (i) 135,129 restricted shares that can be acquired by Mr. Arthur Xiaobo Hong within 60 days after March 31, 2020; and (ii) 8,952,810 Class A ordinary shares held by High Vivacity Holdings Limited.
(5)	The business address of Mr. Martin Chi Ping Lau is 39/F, Tencent Building, Kejizhongyi Avenue, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.
(6)	Beneficially owned through Advanced Sea International Limited, a British Virgin Islands company wholly owned by Mr. Xu.
(7)	The business address of Mr. Liu is Level 11, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.
(8)	The business address of Mr. Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, U.S.A.
(9)	Mr. Liu is a partner of Sequoia Capital China. The business address of Mr. Liu is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.
(10)	The business address of Ms. Chien is Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China.
(11)	The business address of Mr. Zheng is 10F, 705 Guangzhou Da Dao Nan Road, Guangzhou, Guangdong, 510290, People’s Republic of China.
(12)	Elegant Motion Holdings Limited, or Elegant Motion, is a British Virgin Islands company. Elegant Motion is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by Elegant Motion, Eric Ya Shen and Xiaochun Zhang on the Schedule 13G/A filed with the SEC on February 11, 2020. The registered address of Elegant Motion Holdings Limited is Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.
(13)	Tencent Mobility Limited is a company limited by shares incorporated in Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on Hong Kong Stock Exchange, as reported by Tencent Holdings Limited on the Schedule 13D/A filed with the SEC on December 13, 2019. The principal office address of Tencent Mobility Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.
(14)	Based on the statement on the Schedule 13D/A filed on August 20, 2019 jointly by JD.com, Inc., JD.com Investment Limited, Windcreek Limited and JD.com Global Investment Limited, (i) Windcreek Limited holds an aggregate of 9,644,034 Class A Ordinary Shares, which consisted of 28,442,806 ADSs representing 5,688,561 Class A ordinary shares, and 3,955,473 Class A ordinary shares; and (ii) JD.com Global Investment Limited holds an aggregate of 459,401 Class A ordinary shares represented by 2,297,004 ADSs. Based on the statement on the Schedule 13D/A filed on August 20, 2019, each of Windcreek Limited and JD.com Global Investment Limited is a company incorporated in the British Virgin Islands. And is ultimately wholly owned by JD.com, Inc., a public company whose ADS are traded on the Nasdaq Global Select Market. Windcreek Limited and JD.com Global Investment Limited are together referred to in this annual report as the JD Entities. The principal office address of each of the Tencent Entities is c/o JD.com, Inc., 20 th
Floor, Building A, No. 18 Kechuang 11 Street Yizhuang Economic and Technological Development Zone Daxing District, Beijing 101111, People’s Republic of China.
(15)	High Vivacity Holdings Limited, or High Vivacity, is a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by High Vivacity and Arthur Xiaobo Hong on the Schedule 13G/A filed with the SEC on February 11, 2020. The registered address of High Vivacity Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

To our knowledge and based on our review of our register of shareholders as of March 31, 2020, 97,201,020 Class A ordinary shares were held of record by one holder that resides in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. For the different voting rights of our Class A ordinary shareholders and Class B ordinary shareholders, please refer to “Item 4.A. Information on the Company—History and Development of the Company—Our Company.” We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
For the options granted to our directors, officers and employees, please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”
B.	Related Party Transactions
Contractual Arrangements
Our wholly-owned subsidiary, Vipshop China, has entered into a series of contractual arrangements with our consolidated affiliated entity, Vipshop
E-Commerce,
and its shareholders, which enable us to exercise effective control over Vipshop
E-Commerce,
receive substantially all of the economic benefits of Vipshop
E-Commerce
through service fees in consideration for the technical and consulting services provided by Vipshop China, and have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in Vipshop
E-Commerce
to the extent permitted under PRC laws, regulations and legal procedures. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Vipshop
E-Commerce.”
Transactions with Our Directors and Shareholders
In December 2017, a Tencent subsidiary and JD.com entered into strategic cooperation framework agreement and business cooperation framework agreement with us, respectively. Under these agreements, Tencent granted us an entry on the interface of Weixin Wallet, and JD.com granted us entries on the main page of JD.com’s mobile application, and the main page of JD.com’s Weixin Discovery shopping entry, to utilize the traffic from such platforms.
Other than transactions with Tencent and JD.com, we purchased products and goods from companies controlled by our directors and ordinary shareholders, in the amount of RMB257.7 million (US$37.0 million) for the year ended December 31, 2019. As of December 31, 2019, the amounts due to companies controlled by our directors and ordinary shareholders were RMB95.4 million (US$13.7 million), which was unsecured and interest free. We also provided logistic service to companies controlled or significantly influenced by our directors and ordinary shareholders in the amount of RMB17.1 million (US$2.5 million) for the year ended December 31, 2019. As of December 31, 2019, the amounts due from companies controlled or significantly influenced by our directors and ordinary shareholders were RMB44.6 thousand (US$6.4 thousand), which were unsecured and interest free.
Transactions with Other Related Parties
We purchased products and goods from companies significantly influenced by us in the amount of RMB1.19 billion (US$171.5 million), and received service from our affiliates in the amount of RMB4.1 million

(US$0.6 million), for the year ended December 31, 2019. As of December 31, 2019, the amount due to companies significantly influenced by us and our shareholders were RMB437.4 million (US$62.8 million), which were unsecured and interest free. We also provided service to companies significantly influenced by us in the amount of RMB27.4 million (US$3.9 million) for the year ended December 31, 2019. Our sales of products to companies significantly influenced by us was RMB111.5 million (US$16.0 million) for the year ended December 31, 2019. As of December 31, 2019, the amounts due from companies significantly influenced by us were RMB149.9 million (US$21.5 million), which were unsecured and interest free.
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

We are a holding company incorporated in the Cayman Islands. We principally rely on dividends from our subsidiaries in China and Hong Kong for our cash needs. To pay dividends to us, our subsidiaries in China and Hong Kong need to comply with the applicable regulations. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by Vipshop China in China to fund our cash and financing requirements, and any limitation on the ability of Vipshop China to make payments to us could materially and adversely affect our ability to conduct our business.”
B.	Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details
Our ADSs, each representing 0.2 Class A ordinary shares, have been listed on NYSE since March 23, 2012. Our ADSs trade under the symbol “VIPS.”
B.	Plan of Distribution
Not applicable.
C.	Markets
Our ADSs, each representing 0.2 Class A ordinary shares, have been listed on NYSE since March 23, 2012. Our ADSs trade under the symbol “VIPS.”
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
Directors
See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”
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
Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as NYSE may determine to be payable, or such lesser sum as our board of directors may from time to time require, has been paid to us in respect thereof.
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
Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company,” “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.
D.	Exchange Controls
See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Currency Exchange.”
E.	Taxation
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
People’s Republic of China Taxation
PRC Enterprise Income Tax Law
Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a PRC “resident enterprise,” meaning it can be treated in a manner similar to a PRC enterprise for EIT purposes, although the dividends paid to a PRC resident enterprise from another may qualify as
“tax-exempt
income.” The implementation rules of the EIT Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. SAT Circular 82 issued by SAT on April 22, 2009 specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 may reflect SAT’s general position on how the “de facto management body” test should be applied in determining tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.
We believe that we are not a PRC resident enterprise and therefore we are not subject to PRC EIT reporting obligations and the dividends paid by us to holders of our ADSs or ordinary shares will not be subject to PRC withholding tax. However, if the PRC tax authorities determine that we are a PRC resident enterprise for EIT purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC
enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC
individual shareholders, including the holders of our ADSs. In addition, non-PRC
shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as China-

sourced income. It is unclear whether our
non-PRC
shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event we are treated as a PRC resident enterprise. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—It is unclear whether we will be considered a PRC ‘resident enterprise’ under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC ‘resident enterprise’ status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.”
Enterprise Income Tax for Share Transfer by
Non-PRC
Resident Enterprises
On February 3, 2015, SAT issued SAT Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Public Notice 7 were abolished Pursuant to the SAT Public Notice 7, as amended, where a non-PRC
resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying EIT by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified
and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. SAT Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity interests through a public securities market. SAT Public Notice 7, as amended, also brings challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC
resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC
resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant PRC tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
PRC Value-Added Tax (VAT) Law
China started to apply VAT in 1984 on 24 specified taxable items until a structural reform on taxation system was implemented in 1994. In December 1993, the PRC State Council promulgated the Provisional Regulation of the People’s Republic of China on Value-Added Tax, which went effective on January 1, 1994 and amended on February 6, 2016 and November 19, 2017, respectively, and is currently effective in China. According to this provisional regulation, VAT should be paid by enterprises or individuals who sell merchandise or labor services of processing, repairing or assembling, sell services, intangible assets or real property, or import goods within China on the added value derived from their production and/or services. Based on the categories of taxable goods and services, different flat rates are adopted ranging from zero to 17%. We also conduct product promotional activities for certain brands on our Vipshop Online Platform. Prior to January 1, 2012, pursuant to Provisional Regulation of the People’s Republic of China on Business Tax which was abolished on November 19, 2017 and its implementing rules, any entity or individual rendering services in the PRC territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, MOF and SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. On March 23, 2016, MOF and SAT issued the SAT Circular 36. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Tax and Amending the Provisional Regulation of China on Value-added Tax, pursuant to which, PRC tax authorities will collect VAT in lieu of business tax for all industries which should have been collected business tax within the PRC territory. Pursuant to the Provisional Regulation of China on Value-added Tax, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, shall be subject to VAT with a VAT rate ranging from 6% to 17%. On April 4, 2018, MOF and SAT jointly promulgated Circular 32, which took effect on May 1, 2018 and was applicable to our company from May 1, 2018 to March 31, 2019. According to Circular 32: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11% respectively, tax rates are adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, the deduction rate is adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, the taxes are calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. To further reduce VAT, on March 30, 2019, MOF, SAT, and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019. According to the announcement: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 16% and 10%, tax rates are adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, the deduction rate is adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, the taxes are calculated at the deduction rate of 10%; (iv) for exported goods originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate is adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate is adjusted to 9%.
To compute the VAT payable, the subject taxpayer needs to separately calculate the output tax and the input tax for the applicable period. The VAT payable is the difference between the output tax and the input tax. The formula for computing the tax payable is:
VAT payable = Output tax payable for the applicable period minus Input tax receivable for the same applicable period
As of December 31, 2017, 2018, and 2019, we had VAT recoverable of approximately RMB791.2 million, RMB770.9 million, and RMB1.43 billion (US$206.0 million) respectively. VAT recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB526.0 million, RMB749.1 million, RMB528.8 million (US$76.0 million) as of December 31, 2017, 2018, and 2019, respectively, included as tax payable. We do not net off VAT recoverable and payable from different entities within our group companies.
United States Federal Income Tax Considerations
The following is a summary of United States federal income tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market
treatment, partnerships and their partners, pension plans,

regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt
organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, United States expatriates, persons liable for alternative minimum tax, holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, holders required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary of United States federal income tax considerations does not discuss any state, local, or non-United
States tax considerations, any
non-income
tax (such as gift or estate tax) considerations, or the Medicare Tax. Each U.S. Holder is advised to consult its tax advisors regarding the United States federal, state, local, and non-United
States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.
General
For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (c) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (d) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.
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
Passive Foreign Investment Company Considerations
A
non-United
States corporation, such as our company, will be a PFIC for United States federal income tax purposes for any taxable year if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of its assets (generally determined on the basis of a quarterly average)) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Although the law in this regard is unclear, we treat our consolidated affiliated entities (and their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliated entities (or their subsidiaries) for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.
Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future taxable years.
The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and our assets, which will be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become a PFIC and our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares.
The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A Ordinary Shares” assumes that we will not be a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”
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
In the event that we are deemed to be a PRC “resident enterprise” and are liable to tax under EIT Law, we should be eligible for the benefits of the United
States-PRC
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
Dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under its particular circumstances.
Sale or Other Disposition of ADSs or Class A Ordinary Shares
Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate
U.S. Holders is generally eligible for a reduced rate of taxation. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder that is eligible for the benefits of the
U.S.-PRC
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
Passive Foreign Investment Company Rules
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market
election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (a) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (b) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:
•	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
•	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC
year, will be taxable as ordinary income;
•	such amount allocated to each prior taxable year, other than a pre-PFIC
year, will be subject to tax at the highest tax rate in effect applicable to individuals or corporations as appropriate for that year; and
•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.
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
mark-to-market
election.
If a U.S. Holder makes a
mark-to-market
election and we cease to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market
gain or loss described above during any period that we are not classified as a PFIC. Because a mark-to-market
election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.
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
and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call SEC at
1-800-SEC-0330
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing demand deposits and short-term investments, and interest rates associated with the 2014 offering. The convertible senior notes we issued in the 2014 offering bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. Based on our cash balance as of December 31, 2019, a one basis point decrease in interest rates would only result in a minimal decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risks associated with fluctuating interest rates are principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

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
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
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

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued

• Cancelation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled

Service	Fees

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADRs	US$1.50 per certificate presented for transfer
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
See “Item 10. Additional Information” for a description of the rights of securities holders.
ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
As required by Rule
 13a-15(b)
under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules
 13a-15(e)
and
15d-15(e)
of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.
Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
 13a-15(f)
and
15d-15(f)
under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

On July 10, 2019, we completed the acquisition of Shan Shan Outlets. Accordingly, the acquired assets and liabilities of these entities are included in our consolidated balance sheet as of December 31, 2019 and the results of its operations and cash flows are reported in our consolidated statements of operations and cash flows for the year ended. However, we have elected to exclude Shan Shan Outlets from the scope of our annual report on internal control over financial reporting as of December 31, 2019. The acquired companies represented approximately 11.8% of our total assets at December 31, 2019 and 0.3% of our total revenues for the year then ended.
Deloitte Touche Tohmatsu, our independent registered public accounting firm, audited the financial statements included in this annual report and issued an attestation report on our management’s assessment of our company’s internal control over financial reporting as of December 31, 2019.
Attestation Report of the Registered Public Accounting Firm
The attestation report on our management’s assessment of our company’s internal control over financial reporting issued by Deloitte Touche Tohmatsu, our independent registered public accounting firm, appears on page
 F-3
of this annual report.
Changes in Internal Control over Financial Reporting
As required by Rule
 13a-15(d),
under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an assessment of our company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this annual report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that assessment, except for the change due to adoption of the new accounting standards related to lease, it has been determined that there has been no such change during the period covered by this annual report.
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

	2018	2019
	RMB	RMB	US$
	(in thousands)
Audit Fees (1)	14,000	15,200	2,183
Audit-Related Fees (2)	1,443	826	119
Tax Fees (3)	838	600	86

Notes:
(1)	“Audit Fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

(2)	“Audit-Related Fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

(3)	“Tax Fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.

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

Section 303A.08 of the NYSE Listed Company Manual requires a NYSE-listed company to obtain its shareholders’ approval when an equity compensation arrangement is established or materially amended. Section 303A.00 of the NYSE Listed Company Manual permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to the approval on July 1, 2014 by our board of directors, we adopted our 2014 Plan. Our Cayman Islands counsel has provided a letter to NYSE dated July 5, 2014 certifying that under Cayman Islands law, we are not required to obtain shareholders’ approval for adoption of an equity incentive plan. NYSE has acknowledged the receipt of such letter and our home country practice with respect to approval for the adoption of our 2014 Plan.
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

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

1.2
Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on September 15, 2014 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 16, 2014)

2.1
Form of Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

2.2
Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-181559) filed with the Securities and Exchange Commission on May 21, 2012)

2.3
Form of Amendment to Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 99.(A)(2) to the Registration Statement on Form F-6EF filed by Deutsche Bank Trust Company Americas with the Securities and Exchange Commission on October 21, 2014)

2.4
Amended and Restated Shareholders’ Agreement, among the Registrant and other parties thereto dated as of April 11, 2011 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

2.5*	Description of Securities

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

Exhibit Number	Document

4.4
Form of Employment Agreement between the Registrant and the executives of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.5
Form of Exclusive Business Cooperation Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed exclusive business cooperation agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.6
Form of Equity Interest Pledge Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated entity of the Registrant, and shareholders of the consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.7
Form of Exclusive Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated entity of the Registrant, and shareholders of the consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.8
Form of Power of Attorney by shareholders of a consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed powers of attorney adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.9
Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.10
Form of Indemnity Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.11
English Translation of Contract for Assignment of State-owned Construction Land Use Right dated July 16, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 14, 2017)

4.12
English Translation of Contract for Assignment of State-owned Construction Land Use Right dated August 20, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd. (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 14, 2017)

Exhibit Number	Document

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

4.16*†	Strategic Business Cooperation Agreement dated November 25, 2019 between the Registrant and SF Holding Co., Ltd.

8.1*	List of Significant Consolidated Entities of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Travers Thorp Alberga

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:
*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

†	Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 406 under the Securities Act and Division of Corporation Finance Staff Legal Bulletin No. 1. In accordance with Rule 406 and Staff Legal Bulletin No. 1, these confidential portions have been omitted and filed separately with the SEC.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vipshop Holdings Limited

By:	/s/ Eric Ya Shen
	Name:	Eric Ya Shen
	Title:	Chairman of the Board of Directors and
Chief Executive Officer

Date: April 27, 2020

VIPSHOP HOLDINGS LIMITED

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Vipshop Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited and its subsidiaries, (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2019, the related notes and the schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)
Critical Audit Matter (Continued)Critical Audit Matter (Continued)
Inventory—Inventory write-down—Refer to Notes 2(g) to the financial statements
Critical Audit Matter Description
The Company had inventories of RMB7.7 billion as of December 31, 2019, which represented approximately 33.5% of the Company’s current assets. Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentage that is applied to different aging groups and assess the quality of the merchandise within each category. In determining the write-down percentages on inventories, the Company considers the inventories’ aging, historical and forecasted demands, expected selling prices and future promotional events. Changes in the write-down percentages could have a significant impact on the recorded inventories balance.
Auditing management’s estimates related to the inventory write-down percentages involves subjective and complex auditors’ judgment on the appropriateness of the percentages applied.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s valuation of inventories included the following, among others:
•	We tested the design and implementation, as well as the operating effectiveness of internal controls over management’s assessment of inventories write-down;
•	We evaluated the appropriateness and consistency of management’s methods and assumptions used in developing their estimates of the inventory write down;
•	We tested the accuracy and completeness of the underlying data utilized in the management’s write-down assessment, including categorization of the merchandise and the age distribution of the inventory by category;
•	We made inquiries with financial and operational management to obtain an understanding of the planned promotion events, expected sales trends in the upcoming promotion cycles and evaluate whether the provision has appropriately incorporated such forecasts;
•	We performed retrospective reviews to assess management’s estimate on write-down percentage by comparing the current period trends to historical trends across multiple fiscal periods, including sales trends, inventory aging and gross margin rates to evaluate management’s ability to accurately estimate inventory write-down.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 27, 2020
We have served as the Company’s auditor since 2011.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Vipshop Holdings Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Vipshop Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 27, 2020, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Shan Shan Commercial Group Co., Ltd., which was acquired on July 10, 2019, and whose financial statements constitute 11.8% of total assets and 0.3% of revenue of the consolidated financial statement amounts as of and for the year ended December 31, 2019. Accordingly, our audit did not include the internal control over financial reporting at Shan Shan Commercial Group Co., Ltd.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 27, 2020
We have served as the Company’s auditor since 2011.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and par value data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(ad)
ASSETS
Current assets:
Cash and cash equivalents	9,540,556	6,573,808	944,268
Restricted cash	497,916	1,145,477	164,537
Short - term investments	2,321,244	3,052,726	438,497
Accounts receivable, net	5,674,731	1,295,766	186,125
Amounts due from related parties	17,475	47,964	6,890
Other receivables and prepayments, net	3,594,736	2,897,893	416,256
Loan receivables, net	310,873	306,115	43,971
Inventories	5,368,106	7,708,292	1,107,227

Total current assets	27,325,637	23,028,041	3,307,771

Property and equipment, net	8,531,483	11,256,810	1,616,940
Deposits for property and equipment	176,556	101,800	14,623
Land use rights, net	3,885,578	5,541,108	795,930
Intangible assets, net	353,108	337,310	48,452
Investment in equity method investees	667,427	3,112,952	447,148
Other investments	1,470,551	2,002,756	287,678
Other long-term assets , net	396,447	608,073	87,344
Amounts due from related parties	—	102,000	14,651
Goodwill	367,106	236,711	34,001
Deferred tax assets, net	388,770	539,561	77,503
Right-of-use assets , net	—	1,715,556	246,424

Total assets	43,562,663	48,582,678	6,978,465

The accompanying notes are an integral part of the consolidated financial statements.

F-
6

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and par value data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(ad)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (Including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 85,257 and RMB 136,359 as of December 31, 2018 and 2019, respectively)	11,630,172	13,792,200	1,981,126
Advances from customers (Including advances from customers of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 751,615 and RMB 458,894 as of December 31, 2018 and 2019, respectively)	1,473,134	1,233,165	177,133
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 2,689,273 and RMB 3,090,910 as of December 31, 2018 and 2019, respectively)	5,512,605	6,534,575	938,633
Amounts due to related parties (Including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 22,225 and RMB 8,820 as of December 31, 2018 and 2019, respectively)	323,108	532,788	76,530
Deferred income (Including deferred income of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 204,925 and RMB 244,323 as of December 31, 2018 and 2019, respectively)	367,512	405,994	58,317
Securitization debt (Including securitization debt of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of December 31, 2018 and 2019, respectively)	969,000	—	—
Short - term loans (Including short - term loans of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of December 31, 2018 and 2019, respectively)	1,343,160	1,093,645	157,092
Convertible senior notes (Including convertible senior notes of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of December 31, 2018 and 2019, respectively)	4,327,268	—	—
Operating lease liabilities (Including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB17,697 as of December 31,2018 and 2019, respectively)	—	333,268	47,871

Total current liabilities	25,945,959	23,925,635	3,436,702

The accompanying notes are an integral part of the consolidated financial statements.

F-
7

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and par value data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(ad)
Long - term loan s (Including long - term loan s of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of December 31, 2018 and 2019, respectively)	—	64,515	9,267
Deferred tax liability (Including deferred tax liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 3,617 and RMB 36,385 as of December 31, 2018 and 2019, respectively)	4,960	165,098	23,715
Deferred income-noncurrent (Including deferred income of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 298 and nil as of December 31, 2018 and 2019, respectively)	400,951	782,068	112,337
Operating lease liabilities-noncurrent (Including operating lease liabilities-noncurrent of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB8,743 as of December 31, 2019)	—	1,395,665	200,475

Total liabilities	26,351,870	26,332,981	3,782,496

Commitments and contingencies (Note 2 8 )

SHAREHOLDERS’ EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 116,395,883 and 117,584,362 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	75	76	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	11	11	2
Additional paid-in capital	9,385,216	9,959,497	1,430,592
Retained earnings	7,907,396	11,924,228	1,712,808
Accumulated other comprehensive loss	(30,883)	(56,656)	(8,138)

Total Vipshop Holdings Limited shareholders’ equity	17,261,815	21,827,156	3,135,275

Non-controlling interests	(51,022)	422,541	60,694

Total shareholders’ equity	17,210,793	22,249,697	3,195,969

Total liabilities and shareholders’ equity	43,562,663	48,582,678	6,978,465

The accompanying notes are an integral part of the consolidated financial statements.

F-
8

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(ad)
Net revenues:
Product revenues	71,171,653	81,510,275	88,721,311	12,744,019
Other revenues	1,740,660	3,013,673	4,273,107	613,793

Total net revenues	72,912,313	84,523,948	92,994,418	13,357,812

Cost of revenues (Including inventory write-down of RMB206,733, RMB440,823 and RMB347,498 for the years ended December 31, 2017, 2018 and 2019, respectively)	(56,618,471)	(67,454,981)	(72,314,190)	(10,387,283)

Gross profit	16,293,842	17,068,967	20,680,228	2,970,529

Operating expenses:
Fulfillment expenses (Including shipping and handling expenses of RMB3,830,229, RMB4,498,678 and RMB4,632,552 for the years ended December 31, 2017, 2018 and 2019, respectively)	(6,899,654)	(7,489,393)	(7,317,706)	(1,051,123)
Marketing expenses	(2,978,621)	(3,240,450)	(3,323,927)	(477,452)
Technology and content expenses	(1,808,452)	(2,000,894)	(1,568,107)	(225,244)
General and administrative expenses	(2,447,724)	(2,674,179)	(4,064,264)	(583,795)
Goodwill impairment loss	—	—	(278,263)	(39,970)

Total operating expenses	(14,134,451)	(15,404,916)	(16,552,267)	(2,377,584)

Other operating income	531,055	757,062	645,413	92,708

Income from operations	2,690,446	2,421,113	4,773,374	685,653
Impairment loss of investments	(133,026)	(20,073)	(127,589)	(18,327)
Interest expenses	(82,435)	(159,744)	(86,004)	(12,354)
Interest income	101,125	242,872	217,027	31,174
Exchange (loss) gain	(90,872)	71,065	(935)	(134)
Investment gain and revaluation of investments	55,615	191,842	166,932	23,978

Income before income taxes and share of ( loss ) gain of equity method investees	2,540,853	2,747,075	4,942,805	709,990
Income tax expense	(626,140)	(566,604)	(983,554)	(141,279)
Share of ( loss ) gain of equity method investees, net of tax nil	(22,280)	(46,999)	27,182	3,904

Net income	1,892,433	2,133,472	3,986,433	572,615
Net loss (income) attributable to non-controlling interests	57,222	(4,685)	30,399	4,367

Net income attributable to Vipshop Holdings Limited’s shareholders	1,949,655	2,128,787	4,016,832	576,982

The accompanying notes are an integral part of the consolidated financial statements.

F-
9

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)
(All amounts in thousands, except for share and per share data) (Continued)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(ad)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares for computing earnings per Class A and Class B ordinary share:
—Basic	117,554,229	132,266,157	133,524,129	133,524,129
—Diluted	125,715,833	140,083,610	136,081,415	136,081,415
Net earnings per Class A and Class B ordinary share
—Basic	16.59	16.09	30.08	4.32
—Diluted	15.94	15.61	29.58	4.25
Net income	1,892,433	2,133,472	3,986,433	572,615
Other comprehensive loss ( income ):
Foreign currency translation, net of tax of nil	342,348	(7,083)	(25,773)	(3,702)
Fair value change of available-for-sale investments, net of tax of nil	32,633	—	—	—
Reclassification adjustments for losses included in net income	(55,615)	—	—	—

Comprehensive income	2,211,799	2,126,389	3,960,660	568,913

Less: Comprehensive (loss) income attributable to non-controlling interests	(57,222)	4,685	(30,399)	(4,367)

Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	2,269,021	2,121,704	3,991,059	573,280

The accompanying notes are an integral part of the consolidated financial statements.

F-
10

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive income (loss)	Non-controlling interests	Total
	No. of shares	Amount	No. of shares	Amount		No. of shares	Amount
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	101,508,264	66	16,510,358	11	3,130,126	(1,356,918)	(707,441)	3,653,026	(343,608)	49,624	5,781,804
Net income	—	—	—	—	—	—	—	1,949,655	—	(57,222)	1,892,433
Issuance of ordinary shares to new investors	13,184,910	8	—	—	5,610,329	—	—	—	—	—	5,610,337
Issuance of ordinary shares upon vesting of shares awards	23,413	—	—	—	—	—	—	—	—	—	—
Re-issuance of treasury shares upon exercise of share options	—	—	—	—	(234,409)	454,708	240,378	—	—	—	5,969
Re-issuance of treasury shares upon vesting of shares awards	—	—	—	—	(467,063)	902,210	467,063	—	—	—	—
Share-based compensation expense	—	—	—	—	667,098	—	—	—	—	—	667,098
Acquisition of additional equity interests in subsidiaries	—	—	—	—	9,914	—	—	—	—	(36,345)	(26,431)
Foreign currency translation	—	—	—	—	—	—	—	—	342,348	—	342,348
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	32,633	—	32,633
Reclassification adjustment for gains included in net income	—	—	—	—	—	—	—	—	(55,615)	—	(55,615)

Balance as of December 31, 2017	114,716,587	74	16,510,358	11	8,715,995	—	—	5,602,681	(24,242)	(43,943)	14,250,576

The accompanying notes are an integral part of the consolidated financial statements.

F-1
1

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive income (loss)	Non-controlling interests	Total
	No. of shares	Amount	No. of shares	Amount		No. of shares	Amount
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	114,716,587	74	16,510,358	11	8,715,995	—	—	5,602,681	(24,242)	(43,943)	14,250,576

Adoption of new accounting standards	—	—	—	—	—	—	—	175,928	442	—	176,370
Net income	—	—	—	—	—	—	—	2,128,787	—	4,685	2,133,472
Issuance of ordinary shares upon exercise of share options	356,736	—	—	—	3,947	—	—	—	—	—	3,947
Issuance of ordinary shares upon vesting of shares awards	1,322,560	1	—	—	(1)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	671,210	—	—	—	—	—	671,210
Acquisition of additional equity interests in subsidiaries	—	—	—	—	(5,935)	—	—	—	—	(12,764)	(18,699)
Capital contribution from non-controlling interest s shareholders	—	—	—	—	—	—	—	—	—	1,000	1,000
Foreign currency translation	—	—	—	—	—	—	—	—	(7,083)	—	(7,083)

Balance as of December 31, 2018	116,395,883	75	16,510,358	11	9,385,216	—	—	7,907,396	(30,883)	(51,022)	17,210,793

The accompanying notes are an integral part of the consolidated financial statements.

F-1
2

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive income (loss)	Non-controlling interests	Total
	No. of shares	Amount	No. of shares	Amount		No. of shares	Amount
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	—	—	—	4,016,832	—	(30,399)	3,986,433
Issuance of ordinary shares upon exercise s of share options	85,706	—	—	—	297	—	—	—	—	—	297
Issuance of ordinary shares upon vesting of shares awards	1,102,773	1	—	—	(1)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	682,357	—	—	—	—	—	682,357
Acqu i sition of additional equity interests in subsidiaries	—	—	—	—	(10,497)	—	—	—	—	(16,400)	(26,897)
Dilution in non-controlling interests due to Group’s contribution to its subsidiary	—	—	—	—	(97,875)	—	—	—	—	97,875	—
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	107,950	107,950
Non-controlling interests arising from the acquisition of Shan Shan Commercial Group Co., Ltd. (“Shan Shan Outlets”) (Note (3))	—	—	—	—	—	—	—	—	—	314,537	314,537
Foreign currency translation	—	—	—	—	—	—	—	—	(25,773)	—	(25,773)
Balance as of December 31, 2019	117,584,362	76	16,510,358	11	9,959,497	—	—	11,924,228	(56,656)	422,541	22,249,697

The accompanying notes are an integral part of the consolidated financial statements.

F-1
3

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(ad)
Cash flows from operating activities:
Net income	1,892,433	2,133,472	3,986,433	572,615
Adjustments to reconcile net income to net cash by operating activities:
Provision for allowance for doubtful accounts	130,862	175,405	229,531	32,970
Inventory write-down	206,733	440,823	347,498	49,915
Depreciation of property and equipment	720,840	770,290	830,368	119,275
Amortization of deferred income	—	—	(23,186)	(3,330)
Impairment of long-lived assets	—	—	537,579	77,218
Amortization of intangible assets	340,816	47,842	15,757	2,263
Amortization of land use rights	55,545	71,601	104,381	14,993
(Gain) loss on disposal of property and equipment and other assets	(4,170)	762	14,404	2,069
Share-based compensation expenses	667,098	671,210	688,083	98,837
Share of loss ( income ) of equity method investees	22,280	46,999	(27,182)	(3,904)
Impairment loss of other investments	133,026	20,073	127,589	18,327
Goodwill impairment loss	—	—	278,263	39,970
Unrealized gain on short - term investments	(16,934)	(48,604)	(11,621)	(1,669)
Amortization of debt issuance costs	5,950	—	—	—
Investment gain and revaluation of investments	(55,615)	(191,842)	(165,731)	(23,806)
Loss on disposal of subsidiaries	—	—	11,323	1,626
Noncash lease expense	—	—	325,245	46,719
Changes in operating assets and liabilities:
Accounts receivable	(2,655,862)	(64,931)	4,165,302	598,309
Amounts due from related parties	(1,839)	(7,284)	12,682	1,822
Other receivables and prepayments	(1,265,051)	124,418	936,509	134,522
Inventories	(2,240,420)	291,781	(2,625,892)	(377,186)
Deferred tax assets	(70,297)	(103,658)	(99,538)	(14,298)
Dividends received from equity method investees	—	—	13,147	1,888
Accounts payable	3,217,304	(140,746)	1,681,114	241,476
Advances from customers	(347,538)	(873,914)	(282,764)	(40,617)
Accrued expenses and other current liabilities	290,818	1,985,677	1,148,730	165,004
Amounts due to related parties	12,293	258,086	282,261	40,545
Deferred income	26,554	150,335	27,904	4,008
Deferred tax liability	(83,575)	(12,047)	68,866	9,892
Operating lease liabilities	—	—	(306,872)	(44,079)

Net cash generated from operating activities	981,251	5,745,748	12,290,183	1,765,374

Cash flows from investing activities:
Purchases of property and equipment	(2,197,773)	(2,519,673)	(3,303,176)	(474,472)
Purchases of land use rights	(275,810)	(1,073,370)	(974,497)	(139,978)
Government subsidies received for land use rights	117,825	52,300	220,720	31,704
Proceed from disposal of property and equipment and other assets	9,290	4,936	33,442	4,804
Purchases of other assets	(867)	(917)	—	—
Purchases of short - term investments	(354,000)	(2,691,032)	(3,271,105)	(469,865)
Redemption of short - term investments upon maturities	796,729	747,766	2,500,340	359,151
Investment in equity method investees and other investments	(16,783)	(963,699)	(605,933)	(87,037)

The accompanying notes are an integral part of the consolidated financial statements.

F-1
4

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(ad)
Payment for business acquisition, net of cash acquired of RMB174, nil and RMB175,822 in 2017, 2018 and 2019, respectively	(4,701)	—	(2,749,178)	(394,895)
Deposits for equity method investments and other investments	(240,000)	—	—	—
Disposal of an available-for-sale investments	279,295	—	—	—
Cash paid for loan originations	(188,960)	(764,020)	(2,762,052)	(396,744)
Cash received from loan repayments	46,149	519,519	2,670,549	383,600
Other investing activities	(3,000)	(5,622)	330	48
Net cash used in investing activities	(2,032,606)	(6,693,812)	(8,240,560)	(1,183,684)
Cash flows from financing activities:
Proceeds from bank and other borrowings	910,310	2,115,285	1,819,380	261,338
Repayment to bank and other borrowings	(3,000)	(1,695,885)	(2,865,706)	(411,633)
Capital contributions from non-controlling interests	—	1,000	107,950	15,506
Acquisition of non-controlling interests	(25,855)	(18,699)	(25,375)	(3,645)
Redemption of convertible senior notes	(21,697)	—	(4,220,841)	(606,286)
Proceeds from issuance of securitization debt	760,000	969,000	—	—
Repayment of securitization debt	—	(760,000)	(969,000)	(139,188)
Proceeds from issuance of ordinary shares to new investors	5,610,337	—	—	—
Proceeds from issuance of ordinary shares upon exercise of share options	5,969	3,947	297	43
Deferred settlement of acquisition of subsidiaries	(64,990)	(27,680)	—	—
Deferred settlement on purchase of equity method investees and other investments	—	—	(103,405)	(14,853)
Other financing activities	(1,250)	—	—	—
Net cash provided by (used in) financing activities	7,169,824	586,968	(6,256,700)	(898,718)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6,054)	177,576	(112,110)	(16,103)
Net increase (decrease) in cash, cash equivalents and restricted cash	6,112,415	(183,520)	(2,319,187)	(333,131)
Cash, cash equivalents and restricted cash at beginning of the year	4,109,577	10,221,992	10,038,472	1,441,936
Cash, cash equivalents and restricted cash at end of the year	10,221,992	10,038,472	7,719,285	1,108,805
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents	9,973,891	9,540,556	6,573,808	944,268
Restricted cash	248,101	497,916	1,145,477	164,537
Total cash, cash equivalents and restricted cash at end of the year	10,221,992	10,038,472	7,719,285	1,108,805

The accompanying notes are an integral part of the consolidated financial statements.

F-1
5

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(ad)
Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	82,435	159,744	86,004	12,354
Income tax paid	948,915	956,291	818,153	117,520
Supplemental disclosure of non-cash investing and financing activities:
Payables incurred for purchase of property and equipment	9,971	4,626	59,515	8,549
Dilution on non-controlling interests due to the Group’s contribution to its subsidiary	—	—	97,875	14,059
Payables for acquisition of subsidiaries	—	—	25,000	3,591
Right-of-use assets obtained	—	—	2,071,948	297,617
Decrease of right-of-use assets for early termination	—	—	36,142	5,191

In 2019, the Group acquired the Shan Shan Outlets which constituted of business and was accounted for as business combination. Details of non-cash
activities arising from this acquisition are set out in Note 3.
The accompanying notes are an integral part of the consolidated financial statements.

F-1
6

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and principal activities

Vipshop Holdings Limited (the “Company”) was incorporated in the Cayman Islands on August 27, 2010. The Company, through its subsidiaries, its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), operate online platforms that offer high-quality branded products to consumers in the People’s Republic of China (the “PRC”) through flash sales on its vipshop.com, vip.com online platforms. Flash sale represents an online retail format combining the advantages of
e-commerce
and discount sales through selling a finite quantity of discounted products or services online for a limited period of time.
The Group also operates retail stores in China to supplement its online growth strategy. In July 2019, the Group acquired Shan Shan Outlets, a leading player in the outlets industry in China, to gain presence in the offline outlet business in China.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries for which the Company is the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated up
on consolidation.
The Group evaluates the need to consolidate its VIEs and VIEs’ subsidiaries in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

As foreign-invested companies engaged in internet-based businesses is subject to significant restrictions under current PRC laws and regulations, the Group and its PRC subsidiary, Vipshop (China) Co., Ltd. (“Vipshop China”), as a wholly foreign owned enterprise (“WFOE”), is restricted from holding the licenses that are necessary for the online operation in China. To comply with these restrictions, the Group conducts the Internet-related operations in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”).
In order to exercise effective control over these PRC domestic companies, the Group, through the WFOE, entered into a series of contractual arrangements with these PRC domestic companies and the Nominee Shareholders, pursuant to which the Group is entitled to receive effectively all economic benefits generated from the Nominee Shareholders’ equity interests in these PRC domestic companies. By entering into a series of contractual arrangements, the Group established four sets of VIEs: (i) Vipshop China, Guangzhou Vipshop
E-Commerce
Co., Ltd. (“Vipshop
E-Commerce”)
and shareholders of Vipshop
E-Commerce;
(ii) Vipshop China, Vipshop Information Technology Co., Ltd. (“Vipshop Information”) and shareholders of Vipshop Information; (iii) Lefeng (Shanghai) Information Technology Co., Ltd. ( “Lefeng Shanghai”, or “Lefeng Information”), Tianjin Pinjian
E-Commerce
Co., Ltd. (“Tianjin Pinjian”) and shareholders of Tianjin Pinjian; and (iv) Vipshop China, Pin Jun Tong Enterprise Management & Consulting Co., Ltd. (“Pin Jun Tong”) and shareholders of Pin Jun Tong.

F-1
7

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
The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Group, through the WFOE, entered into with the consolidated VIEs and their Nominee Shareholders:
Equity Interest Pledge Agreements
The Nominee Shareholders of these PRC domestic companies pledged all their equity interests in these PRC domestic companies as collateral to ensure that these PRC domestic companies fully performs its obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Loan Agreement, and pays the consulting and service fees and repays the loan and the accrued interests to the WFOE when the same becomes due. The agreement will remain in effect until all of the obligations of these PRC domestic companies under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Loan Agreement have been duly performed or terminated.
Exclusive Option Agreement
The Nominee Shareholders of these PRC domestic companies granted the WFOE an irrevocable and exclusive right to purchase, or designate one or more persons to purchase, their equity interest in these PRC domestic companies at the WFOE’s sole and absolute discretion to the extent permitted by the PRC laws. The purchase price is equal to the higher of: (i) the amount of registered capital actually contributed by the equity holder; or (ii) a minimum price permitted by applicable PRC laws.
Power of Attorney Agreements
The Nominee Shareholders of these PRC domestic companies irrevocably authorized the WFOE to exercise the rights related to their shareholdings, including attending shareholders’ meetings and voting on their behalf on all matters, including but not limited to matters related to the transfer, pledge or disposition of their respective equity interests in these PRC domestic companies, and appointment of the executive directors and senior management of these PRC domestic companies. The WFOE has the right to appoint any individual or entity to exercise the power of attorney on its behalf. Each power of attorney will remain in effect until the shareholder ceases to hold any equity interest in these PRC domestic companies.
Exclusive Business Cooperation Agreement
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
Loan Agreement
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
Vipshop
E-Commerce
was established by Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong on June 22, 2017. As of December 31, 2019, shareholders of Vipshop
E-Commerce
are
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
Vipshop Information, Pin Jun Tong, Lefeng Information, revoking the business licenses or operating licenses of the WFOE, Vipshop
E-commerce,
Vipshop Information, Pin Jun Tong, Lefeng Shanghai, or Lefeng Information, shutting down the Group’s servers or blocking the Group’s websites, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, restricting or prohibiting the Group’s use of various funding to finance its business and operations in China, and taking other regulatory or enforcement actions that could be harmful to the Group’s business;

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
by the VIEs or their equity holders;

•
The Nominee Shareholders of the VIEs are also directors of the Group or its subsidiaries, and has a duty of care and loyalty to the Group and its shareholders as a whole under Cayman Islands law. Under the Contractual Arrangements with the VIEs and the Nominee Shareholders, (a) the Group may replace any such individual as a shareholder of the VIEs at the Group’s discretion, and (b) each of these individuals has executed a power of attorney to appoint the WFOE or its designated third party to vote on their behalf and exercise shareholder rights of the VIE. However, the Group cannot assure that these individuals will act in the best interests of the Group should

F-
1
9

VIPSHOP
HOLDINGS
LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)
(b)	Principles of consolidation (Continued)
any conflicts of interest arise, or that any conflicts of interest will be resolved in the Group’s favor. These individuals may breach or cause the VIE to breach the existing contractual arrangements. If the Group cannot resolve any conflicts of interest or disputes between the Group and any of these individuals, the Group would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to its operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.
•
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which became effective on January 1, 2020 and replace the existing laws regulating foreign investment in China. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the newly enacted PRC Foreign Investment Law, there are substantial uncertainties relating to its interpretation and implementation. It is possible that future legislations promulgated by the State Council may provide for contractual arrangements as a form of foreign investment and subject to foreign investment restrictions. It is therefore uncertain whether the Group’s corporate structure may be deemed as violating the foreign investment restrictions in China. If the Group fails to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance, and business operations could be materially and adversely affected.

The financial information of the Group’s VIEs and VIEs’ subsidiaries, including total assets, total liabilities, net revenues, total operating expenses, net loss and cash flows after intercompany eliminations are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Total assets	5,974,238	10,388,986

Total current liabilities	(3,753,295)	(3,957,003)

Total liabilities	(3,757,210)	(4,002,131)

	2017	2018	2019
	RMB	RMB	RMB
Net revenues	1,583,466	2,455,488	3,613,683
Total operating expenses	(5,243,573)	(5,826,283)	(6,095,095)
Net loss	(3,784,932)	(3,531,460)	(2,206,270)

F-2
0

VIPSHOP HOLDINGS
LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(b)	Principles of consolidation (Continued)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(801,931)	(294,853)	4,807,929
Net cash provided by (used in) investing activities	1,435,001	(48,162)	(2,206,121)
Net cash provided by (used in) financing activities	1,144,728	(17,698)	(13,125)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.
(c)	Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The Group’s management based their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include inventory write-down, valuation of goodwill and assets acquired in business acquisition, valuation of other investments and valuation of account
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

The Group’s restricted cash mainly represents: (1) deposits held in a designated bank account under the cooperative lending arrangement with a bank in which the Group is required to maintain at all times a certain percentage of the outstanding principal of total lending amount with a bank, (2) deposits held in a designated account in the People’s Bank of China related to online payments service.
(f)	Short-term investments

Short-term investments consist primarily of time deposits and financial products offered by commercial banks in the PRC with fixed maturity dates ranging from three months to one year.

F
-
2
1

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(g)	Inventories

Inventories consisting of products available for sales are valued at the lower of cost or net realizable value with cost determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Adjustments are recorded when future estimated net realizable value is less than cost. Write-downs are recorded in cost of revenues in the consolidated statements of income and comprehensive income.
To determine the write-down relating to different categories, the Group applies a certain writedown percentage based on aging and condition of the merchandises within each category. The Group developed these write-down percentages based on historical trends, inventory aging, historical and forecasted demands, expected selling prices and future promotional events.

(h)	Accounts receivables , net

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
(i)	Loan receivables , net

Loan receivables mainly represent the microcredit business made to qualified individual customers who are the end users of the Group’s online marketplace business. The loan periods extended by the Group to the individual customers mainly range from 3 months to 24 months. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables. The Group establishes an allowance for uncollectible loan receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible loan receivables are written off when the Group has exhausted all efforts and
determined the balance will not be collected.
The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets.

For the years ended December 31, 2018 and 2019, the Group recorded allowance of RMB3,789 and RMB63,833 for both current and non-current loan receivables.

(j)	Other receivables , net

Other receivables mainly consisted of advances to supplier, VAT recoverable, loans to staff and others, which are stated at the historical carrying amounts. The Group establishes an allowance for uncollectible other receivables based on estimates, historical experience and other factors surrounding the credit risk of specific accounts. Uncollectible other receivables are written off when a settlement is

F-2
2

VIPSHOP HOLDINGS
LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(j)	Other receivables, net (Continued)

reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected.
(k)	Property and equipment, net

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
Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life
Buildings	20 t o 30 years
Furniture, fixtures and equipment	2 to 10 years
Leasehold improvements	Shorter of lease term or the estimated useful life of lease improvements
Motor vehicles	4 to 5 years
Software	3 years

Direct and incremental costs related to the construction of assets, including costs under the construction contracts, duties and tariffs, equipment installation and shipping costs, are capitalized. Management estimates the residual value of its furniture, fixtures and equipment and motor vehicles to be 5%.

(l)	Capitalization of interest

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s warehouses during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group’s convertible senior notes due in
2019 at interest of 1.5%. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to

RMB97,024
,
 RMB
165,618
 and R
MB87,631
,

of which
RMB
14,589
,

RMB
5,874
and RMB1,627
were capitalized for the years ended December
31
,
2017
,
2018
and
2019
, respectively.

(m)	Land use rights, net

The land use rights represent the amounts paid and relevant costs incurred for the Group’s leases for the right of use for lands located in PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use right agreement.

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
Intangible assets arising from business combination
Identifiable intangibles assets are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion.
Intangible assets with a definite economic life are carried at cost less accumulated amortization. Amortization for identifiable intangibles assets are computed using the straight-line method over the intangible assets’ economic lives.
Alternatively, intangible assets acquired in a business combination with indefinite lives are carried out cost less than subsequent accumulated impairment loss. Cost to renew or extend the term of a recognized intangible asset is charged to profit or loss as incurred in the consolidated statements of income and comprehensive income.
Estimated economic lives of the intangible assets are as follows:

Classification	Estimated economic life
Customer relationships	4-14 years
Trademarks	2-5 years
Non-compete agreement	3 years
Domain names	2-3 years
Payment license	Indefinite life
(o)	Investments in equity method investees
Investments in equity method investees consist of:
(1)
Investments in affiliated companies and joint ventures, over which the Group has significant influence but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence, as well as other factors including but not limited to, representation on the investee’s board of directors, voting rights, etc.

(2)
Limited partnerships when the Group has more than minor ownership interest or more than a minor influence. The Group generally considers investment in limited partnerships of 3 to 5 percent to be more than minor.

Investment in equity method investees are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of the equity method investees is

F-2
4

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)
(o)	Investments in equity method investees (Continued)

recognized in the statement of income and comprehensive income and its share of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its equity method investees are eliminated to the extent of the Group’s interest in the equity method investees; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an equity method investee equals or exceeds its interest in the equity method investees, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated investee.
The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investments that is other than temporary. The Group assess its equity investments for other-than-temporary
impairment by considering all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific
information such as financing needs, the Group’s intent and ability to retain the investments for a period of time sufficient to allow for any anticipated recovery in market value, and the severity and duration of the impairment.
(p)	Other investments
Other investments consist of:
(1)	Investments in equity securities that have readily determinable fair values and for which the Group does not have the ability to exercise significant influence are reported at fair value with unrealized gains and losses included in net income.
(2)	Investments in debt securities other than trading securities
or
held-to-maturity
securities are classified as
available-for-sale
investments and reported at fair value with unrealized gain and losses included in accumulated other comprehensive loss in shareholders’ equity.
(3)	Investments in equity securities without readily determinable fair values are accounted for at cost, adjusted for impairments and observable price changes in orderly transactions for the identical or similar investments of the same issuer.
For
available-for-sale
debt securities, in
the
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
For equity securities without readily determinable fair values, at each reporting period, the Group makes qualitative assessment considering impairment indicators to evaluate whether the other investment is impaired. Impairment indicators that the Group considers include, but are not limited to, the following:

a.	a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee;

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)
(p)	Other investments (Continued)
b.	a significant adverse change in the regulatory, economic, or technological environment of the investee;
c.	a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates;
d.	A bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment;
e.
Factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

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
The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group recorded an impairment of nil, nil and RMB537,579 for the years ended December 31, 2017, 2018 and 2019, respectively, in general and administrative expenses on the consolidated statements of income and comprehensive income.
(r)	Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.
Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a two-step
quantitative impairment test is mandatory. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit and their carrying amounts will be recorded.
Application of impairment test for goodwill requires significant management judgment, including the identification of the reporting unit, assigning assets, liabilities and goodwill to each reporting unit, and

F-2
6

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)
(r)	Goodwill (Continued)
determining the fair value of each reporting unit. The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding the reporting unit’s future operating performance are revenue growth rates, costs of goods and operating expenses growth rates, discount rates and terminal values. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.
In 2017 and 2018, management has conducted the qualitative impairment test to compare the carrying value of the reporting units, including assigned goodwill, to its respective fair value. Based on the qualitative impairment assessment, it was determined that it is more likely than not the fair values of the reporting units tested ex
c
eeded their carrying amounts and, therefore a quantitative impairment test for goodwill were not required.
In 2019, the Group has outsourced all delivery activities to third party couriers and ceased the operations of its logistic services unit. Accordingly, the Group has impaired all goodwill related to its logistic business in the amount of
RMB
278,263
.
(s)	Intangible assets with indefinite lives
Intangible assets with indefinite lives represents primarily the payment license acquired in a business combination in 2016. In determining its indefinite life, the Group considered the following: the expected use of the intangible; the longevity of the license; the legal, regulatory and contractual provisions that affect their maximum useful life; the Group’s ability to renew or extend the asset’s legal or contractual life without substantial costs; effects of the regulatory environment; maintenance expenditures required to obtain the expected future cash flows from the asset; and considerations for obsolescence, demand, competition and other economic factors.
Intangible assets with indefinite lives is not amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.
In 2018 and 2019, management has conducted the qualitative impairment test and the qualitative assessment and no impairment indicators identified.
(t)	Business combinations and non-controlling interests
The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.
For the Group’s majority-owned subsidiaries and subsidiaries of VIEs, a non-controlling
interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(t)	Business combinations and non-controlling interests (Continued)
Group. Consolidated net income on the consolidated statements of income and comprehensive income includes the net income (loss) attributable to non-controlling
interests. The cumulative results of operations attributable to non-controlling
interests, are recorded as
non-controlling
interests on the Group’s consolidated balance sheets.
(u)	Securitization debt

The securitization debt securities issued to investors are collateralized by the specified pool of accounts receivable and are payable only out of collections on their respective underlying collateralized assets and guaranteed by the WFOE. The securities can be retained in the form of senior or subordinated securities. The Group holds 100% of the subordinated securities. The securitization securities are reported as current and non-current
liabilities in the consolidated balance sheets based on their respective expected repayment dates. The debt was fully repaid during the year ended December 31, 2019.
(v)	Leases

In February 2016, the FASB issued ASU 2016-02, which supersedes existing guidance on accounting for leases in ASC Topic 840—Leases (“ASC 840”) and generally requires all leases, including operating leases, to be recognized in the statement of financial position of lessees as right-of-use (“ROU”) assets and lease liabilities, with certain practical expedients available.
The Group adopted ASC Topic 842—Leases (“ASC 842”) on January 1, 2019 using the modified retrospective transition approach, applying the new standard to leases existing at the date of initial adoption. The Group elected to apply the transition requirements at the effective date rather than at the beginning of the earliest comparative period presented with a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption, and prior periods were not restated. Upon adoption, the Group elected the practical expedients available under ASC 842, which permits the Group to not reassess the lease identification, lease classification and initial direct costs associated with any expired or existing contracts as of the date of adoption, as well as using hindsight in determining the lease term and in assessing impairment of the Group’s ROU assets. In connection with the adoption of ASC 842, the Group made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. The Group has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Group’s overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statement of income and comprehensive income on a straight-line basis over the lease term.
The scope of ASC 842 also includes land use right and the accounting policy is included in Note 2(m).
From the Perspective of Lessee
The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset.
At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes the associated lease

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(v)	Leases (Continued)

expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.
A lease liability is recognized for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term.
The Group uses the incremental borrowing rate in determining the present value of lease payments, unless the implicit rate is readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporating lease term, currency risk, credit risk and an adjustment for collateral. If lease terms include options to extend or terminate the lease, the ROU asset and lease liability are measured based on the reasonably certain decision.
Upon adoption of ASU 2016-02 on January 01, 2019, the Group elected to use the remaining lease term as of January 1, 2019 in the estimation of the applicable discount rate for leases that were in place at adoption.
For the initial measurement of the lease liabilities for leases commencing after January 1, 2019, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as operating lease liabilities, current and operating lease liabilities, non-current, respectively, in the consolidated balance sheets.
The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses includes rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses before it incurs or becomes probable.
Repayments of operating liabilities, variable lease payments and short
-
term lease payments will be classified in operating activities. If payments made for operating leases represent the costs of bringing another asset to the condition and location necessary for its intended use, such amounts will be classified as investing activities.
As a result of the adoption, the Group recognized approximately RMB451,390 ROU assets recorded in ROU assets and corresponding lease liability in operating lease liabilities on the consolidated balance sheet as of January 1, 2019. The adoption had no material impact on the Group’s consolidated statements of income and comprehensive income for the year ended December 31, 2019 or the opening balance of retained earnings as of January 1, 2019.
From the Perspective of Lessor
The Group does not have material lessor contracts before the acquisition of Shan Shan Outlets. Shan Shan Outlets leases shop spaces in outlet malls to brand shops to conduct commercial selling activities under operating leases
from
3
to
5
years.
Under ASC 842, which created a practical expedient that provides lessors an option not to separate lease and non-lease components if both of the following criteria are met: (1) the timing and pattern of transfer of the lease and non-lease component(s) are the same and (2) the lease component would be classified as an operating lease if it were accounted for separately. If both criteria are met, the

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(v)	Leases (Continued)

combined component is accounted for in accordance with ASC 842 if the lease component is the predominant component of the combined component; otherwise, the combined component is accounted for in accordance with the revenue recognition standard. The Group determined that the lease arrangements meet the criteria taking the practical expedient and to account for the lease and non-lease components as a single lease component under ASC 842. The Group recognized consideration received from the leases, together with other non-lease components including common area maintenance arrangements on a straight-line basis as the lease component is the predominant component of the combined component.
The Group, as a lessor, retain substantially all of the risks and benefits of ownership of the properties and continue to account for its leases as operating leases. There’s no terms and conditions exist to grant the option for the tenant to purchase the properties upon termination of the lease. Renewal of the leases are on a negotiation basis before termination and penalty is imposed if the lessees early terminate the leases. The majority of the Group’s lease contracts are based on the higher of 1) fixed lease payment and 2) variable lease payment based on percentage of gross revenue generated by each tenant. The Group recognizes fixed lease income on a straight-line basis over the terms of the leases and variable lease income are recognized when incurred, both included in other revenues on the consolidated statements of income and comprehensive income.
The lessees are generally required to provide the Group with a deposit, which is recorded in accrued expenses and other current liabilities on the consolidated balance sheets. Pursuant to the term of membership agreement, the amount of deposit may be applied if any damage caused to the Group.
The residual value of the Group’s lease assets represents the fair value of the leased assets at the end of the lease terms. The Group relies on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.
( w )	Revenue recognition

Effective with the adoption of Accounting Standards Update (“ASU”)
2014-09,
“Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on January 1, 2018, the Group recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Group expects to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Group determines are within the scope of Topic 606, the Group performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. See Note 4 for additional information.
In periods prior to the adoption of Topic 606, the Group’s accounting policy was to recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

(x)	Cost of revenues

Cost of revenues consists primarily of cost of merchandise sold, inventory write-down, cost relating to logistics service rendered to external customers, occupancy cost for retail shops including rental cost,

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(x)	Cost of revenues (Continued)

maintenance costs, depreciation cost and utility cost of the outlets. The amounts of inventory write-down were RMB206,733, RMB440,823 and RMB347,498 for the years ended December 31, 2017, 2018 and 2019, respectively. Cost of revenues does not include fulfillment expenses, therefore the Group’s cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.
The Group provides financing to some of its suppliers by advancing them cash for portions of accounts payables the Group owes to them, and receives interest over the financing periods which is presented as a reduction to cost of revenues. The advances to these suppliers related to the Group’s financing activities have no offsetting rights against the Group’s accounts payables to these suppliers, and are presented as part of other receivables and prepayments in the consolidated balance sheets Note 6.
(y)	Fulfillment expenses

Fulfillment expenses primarily consist of payroll, bonus and benefits of logistics staff, logistics centers rental expenses, shipping and handling expenses and packaging expenses. In 2019, the Group has ceased its logistics delivery operations and outsourced all of its delivery activities to third party couriers. Costs paid to the third party couriers are included in fulfilment expenses.

(z)	Marketing expenses

Marketing expenses primarily consist of payroll, bonus and benefits of marketing staff, advertising costs, agency fees and costs for promotional materials.
Advertising expenses are charged to the statements of income and comprehensive income in the period incurred. The amounts of advertising expenses incurred were RMB1,526,815, RMB1,651,996 and RMB2,234,291 for the years ended December 31, 2017, 2018 and 2019, respectively.

(a a )	Technology and content expenses

Technology and content expenses primarily consist of payroll, bonus and benefits of the staff in the technology and system department, telecommunications expenses, model fees and photography expenses.
(a b )	General and administrative expenses

General and administrative expenses primarily consist of payroll, bonus and benefit costs for retail and corporate employees, legal, finance, information systems, rental expenses and other corporate overhead costs. In November 2019, the Group has ceased its logistic operation. Severance payments of RMB652.0 million and asset impairment of RMB154.2 million are recorded in general and administrative expenses for year ended December 31, 2019.
(a c )	Foreign currency transactions and translations

The functional currency of the Company, Vipshop HK, Lefeng.com Limited (“Lefeng.com”) and other offshores subsidiaries is the United States dollar (“US dollar”). The functional currency of all the other

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(ac)	Foreign currency transactions and translations (Continued)
significant subsidiaries and the VIEs is RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the prevailing exchange rates as of the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income and comprehensive income.
The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB6,615,216 and RMB7,565,817 at December 31, 2018 and 2019, respectively.
( a d )	Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of 6.9618 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 201
9
. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2019, or at any other rate.
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
( a f )	Value added taxes (“VAT”)

The Group’s PRC subsidiaries are subject to VAT at rates ranged from 6% to 16% before
April
2019 and 3% to 13%

since April 2019, compared with VAT at rates ranged from 6% to 17% before May 2018 and 6% to 16% since May
2018, on proceeds received from customers, and are entitled to a deduction for VAT already paid or borne on the goods purchased by it and utilized in the production of goods that have generated the gross sales proceeds and service incurred. The VAT balance is recorded either in other current liabilities or other current receivables on the consolidated balance sheets.

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

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, net, short
-
term investments, amounts due from related parties, loan receivables, net and other receivables. The Group places its cash and cash equivalents, restricted cash and short
-
term investments with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise of amounts receivable from product delivery service providers and receivables from consumer financing services. There are no significant credit risk concentrated with any specific delivery service providers, end customers under consumer financing, microcredit loans or suppliers under financing service arrangements.
Account receivables from product delivery service providers relates to amounts collected from customers by the service providers when products are delivered. The Group conducts a credit evaluations on these service providers and require certain amounts of security deposits from them to manage its credit risk. Amounts due from related parties are prepayments related to purchases of goods and services from the entities controlled by shareholders of the Company. Due to the nature of the relationship, the Group considers there to be no collection risks in regard to amounts due from related parties. With respect to advances to product suppliers, the Group performs on-going
credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates of various factors surrounding the credit risk of delivery service providers, end customers and suppliers, such as credit rating, overdue date and collectability.

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

F-
3
3

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

Measured at fair value on a recurring basis
The Group’s financial assets and liabilities that were required to be measured at fair value on a recurring basis as of December 31, 2018 and 2019 include equity investments with readily determinable fair value, available-for-sale
debt securities, financial guarantee and share-based compensation liability. As of December 31, 2018 and 2019, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 201 8	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Other investments:
- Equity investments with readily determinable fair value	217,036	217,036	—	—
- Available-for-sale debt securities	130,358	—	130,358	—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Other investments:
- Equity investments with readily determinable fair value	506,302	506,302	—	—
Other liabilities:
- Financial guarantee	(8,847)	—	—	(8,847)
- Liability for cash-settled share-based compensation arrangements	(5,726)	—	—	(5,726)

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(ai)	Fair value of financial instruments (Continued)

The equity investments with readily determinable fair value are carried at fair values. The Group measures its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.
Available-for-sale
debt securities consist of investments in private companies’ redeemable debt that has stated maturity and pay a prospective fixed rate of return. The investments are recorded at fair value on a recurring basis. The fair value is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, they are classified in Level 2 measurement.
Financial guarantee assumed from the acquisition of Shan Shan Outlets, as disclosed in Note 3, is recorded as other liabilities on the consolidated balance sheets. Its fair value was estimated using the credit default method, with reference to the default and recovery rate of comparable guaranteed companies. The default and recovery rate applied are based on the default and recovery rate published by Standard & Poor’s (“S&P”) and Moody’s respectively, sorted by credit rating. As such, they are classified in Level 3 measurement.
The fair value of the liability on cash-settled share-based compensation arrangement was estimated using the Monte Carlo Simulation (Note 30 (c)), through simulation of the future net profits of the Shan Shan Outlets. As such, they are classified in Level 3 measurement.
The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, net, other receivables, net, loan receivables, net, short-term investment, accounts payable, other current liabilities, advances from customers, amounts due from and to related parties, short-term loans and short-term securitization debt approximate their fair values due to the short-term nature of these instruments. The estimated fair value of convertible senior notes as of December 31, 2018 was approximately RMB4,260,195, as compared to its carrying value of RMB4,327,268. The Group fully redeemed the convertible senior notes in March, 2019. Fair value was estimated using quoted market prices and represented a Level 1 measurement.
Measured at fair value on a nonrecurring
basis
The estimated fair values of equity method investments used in the impairment test were estimated by applying unobservable inputs to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets. The Group measures investment in equity method investees at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value.
The fair value of equity investments without readily determinable fair value is estimated to be cost minus impairment, and if any, adjusted by observable price changes in orderly transactions for the identical or similar investments of the same issuer.
Other than the investments in equity method investees (Note 11) and the equity investments without readily determinable fair value (Note 12), the Group did not have any assets and liabilities that were measured at fair value on a nonrecurring basis.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(aj)	Share-based compensation

Employee
share-based
compensation
Share-based
payments made to employees, including equity-classified employee share options, liability-classified employee share options, and non-vested
shares issued to employees which the Group has a repurchase option, are recognized as compensation expenses over the requisite service periods. The Group measures the cost of employee services received in exchange for share-based
compensation at the fair values of the awards, which are determined on the grant date and each reporting period end, respectively for equity-classified employee share options and liability-classified employee share options. The Group recognizes compensation expense on a straight-line basis over the requisite service period for the entire award with graded vesting provided that the amount of compensation cost recognized at any date must at least equal the portion of the fair value of the award that is vested at that date. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up
adjustment in the period of change and will also impact the amount of share-based
compensation expense to be recognized in future periods.
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

F-
36

VIPSHOP HOLDINGS
LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(a k )	Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.
(a l )	Treasury shares

Treasury shares represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired share is recorded as treasury shares. The cost of treasury shares is transferred to “additional paid-in
capital” when it is
re-issued
for the purpose of share options exercised and share awards.
( am )	Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.
In the prior years, the Group has identified two major operating segments, Vip.com segment and internet finance, in which the CODM reviews its financial result on a regular basis. For the year ended December 31, 2019, the Group has determined it has four operating segments, Vip.com, internet finance, Shan Shan Outlets, and offline shops. Vip.com and Shan Shan Outlets have been identified as reportable segments. Internet finance and offline shops operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold. The financial information of the respective segments are disclosed in Note 31.

(an)	Accounting standards issued but not adopted at December 31, 2019

In June 2016, FASB issued ASU No.
2016-13,
“Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timelier manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale
debt securities and purchased financial assets with credit deterioration. In April 2019, the FASB issued ASU 2019-04, clarify a variety of topics previously covered in Update 2016-13. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. The standard and the amendments in this ASU are effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018.

F-3
7

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(an)	Accounting standards issued but not adopted at December 31, 2019 (Continued)

In May 2019, the FASB issued ASU 2019-05 “Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief” to provide an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. ASU 2019-05 is effective for fiscal years and interim periods beginning after December 15, 2019.
In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” Among other narrow-scope improvements, the new ASU clarifies guidance around how to report expected recoveries. “Expected recoveries” describes a situation in which an organization recognizes a full or partial write-off of the amortized cost basis of a financial asset, but then later determines that the amount written off, or a portion of that amount, will in fact be recovered. While applying the credit losses standard, stakeholders questioned whether expected recoveries were permitted on assets that had already shown credit deterioration at the time of purchase (also known as PCD assets). In response to this question, the ASU permits organizations to record expected recoveries on PCD assets. In addition to other narrow technical improvements, the ASU also reinforces existing guidance that prohibits organizations from recording negative allowance for available-for-sale debt securities.
Based on the Group’s financial instruments and risk management policies as of December 31, 2019, application of the above ASUs in the future may have impact on the measurement of the Group’s financial assets. The expected credit loss model may result in earlier provision of credit losses which are not yet incurred in relation to the Group’s financial assets measured at amortized cost. The Group is in the process of evaluating the impact of the ASUs and expect there’s no material impact to the financial statements.
In January 2017, the FASB issued ASU
2017-04,
“Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. The update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The guidance should be applied prospectively upon its effective date. The Group is currently evaluating the impact of adopting this guidance.
In August 2018, the FASB issued ASU
2018-13,
“Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement,” which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, “Fair Value Measurement.” The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements

VIPSHOP
HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2.	Summary of significant accounting policies (Continued)

(an)	Accounting standards issued but not adopted at December 31, 2019 (Continued)

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
In March 2019, the FASB issued ASU 2019-01, which added guidance to ASC 842 that is similar to the guidance in ASC 840-10-55-44 and states that, for lessors that are not manufacturers or dealers, the fair value of the underlying asset is its cost, less any volume or trade discounts, as long as there isn’t a significant amount of time between acquisition of the asset and lease commencement. The amendments also clarify that lessors in the scope of ASC 942 must classify principal payments received from sales-type and direct financing leases in investing activities in the statements of cash flows. In addition, the amendments clarify that entities are not subject to the transition disclosure requirements in ASC 250-10-50-3 related to the effect of an accounting change on certain interim period financial information. The Group anticipates that the adoption of ASU 2019-01 will not have material impact on the Group’s consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.”
The ASU is expected to reduce cost and complexity related to the accounting for income taxes by removing specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. This ASU is part of the FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently assessing the impact that ASU 2019-12 will have on its consolidated financial statements.
3.	Significant acquisition

(a)	Acquisition of Shan Shan Outlets

On July 10, 2019, the Group acquired 100% equity interest of Shan Shan Outlets for a total cash consideration of RMB2,950,000, in which RMB2,925,000 has been paid as of December 31, 2019. Shan Shan Outlets primarily engaged in outlet management business in China. The Group acquired Shan Shan Outlets to expand into the outlet business to supplement its growth strategy.
The acquisition had been accounted for as a business combination. The results of operations of Shan Shan Outlets have been included in the Group’s consolidated financial statements from the acquisition date. The assets acquired and liabilities assumed were recorded at their respective fair values on the date of acquisition. Shan Shan Outlets’ revenue contribution to the Group is RMB245,817 and is not considered material to the Group.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3.	Significant acquisition (Continued)

(a)	Acquisition of Shan Shan Outlets (Continued)

The Group accounted for this acquisition as business combination. The results of operations of Shan Shan Outlets have been included in the Group’s consolidated financial statements since the acquisition date. The assets acquired and liabilities assumed were recorded at their respective fair values on the date of acquisition. The purchase price allocations were determined by the Group with the assistance of an independent valuation appraiser and estimated by applying the income approach and depreciated replacement cost method as follows:

	RMB	Weighted average amortization period (in years)
Consideration:
Cash	2,925,000
Consideration payable	25,000

Total consideration transferred	2,950,000

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	175,822
Accounts receivable	6,420
Other receivables and prepayments	537,182
Inventories	46,603
Amounts due from related parties	12,821
Other long-term assets	25,000
Deferred tax assets, net	51,252
Property and equipment	461,408	14~20
Land use rights	837,160	30~40
Construction in progress	207,707
Investment in equity method investees	2,322,375

Total assets acquired	4,683,750
Accounts payable	(69,427)
Advances from customers	(42,795)
Accrued expenses and other current liabilities	(179,574)
Amounts due to related parties	(282,106)
Deferred income	(194,162)
Bank borrowings	(709,954)
Financial guarantee	(8,847)
Deferred tax liabilities	(91,272)
Total liabilities assumed	(1,578,137)

Net assets acquired	3,105,613
Non-controlling interests	(314,537)
Goodwill	158,924

	2,950,000

F-4
0

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
3.	Significant acquisition (Continued)

(a)	Acquisition of Shan Shan Outlets (Continued)

The goodwill of RMB158,924 was generated from the synergy of the acquisition that helps the Group gain presence in the offline outlet business in China and further enhances the ecosystem and fortifies the Group’s leading position in China’s discount retail segment. Goodwill is assigned to the Shan Shan Outlets segment. None of the goodwill is expected to be deductible for income tax purposes.
Revenues and net income of Shan Shan Outlets in the amount of RMB245.8 million and RMB31.5 million, respectively, attributable to Shan Shan Outlet were included in the Group’s consolidated statement of income and comprehensive income since the acquisition date.
Pro forma results of operations for the Shan Shan acquisition have not been presented as they are not material to the Group’s consolidated results.
4.	Revenue
From January 1, 2018, the Group accounts for revenue in accordance with Topic 606, “Revenue from Contracts with Customers”.
Product revenue recognition
The majority of the Group’s revenue is derived from
online
product revenue. The Group recognizes revenue from the sale of apparel, fashion goods, cosmetics, home goods and lifestyle products and other merchandise through its online platforms, including its internet website and cellular phone application. The Group utilizes in-house
and external delivery service providers to deliver goods to its customers. The Group recognizes revenue at the point of time when the goods have been accepted by the customers. The customers have the options to pay for the goods in advance, upon acceptance of the goods or to pay over an agreed upon instalment period.
For offline product revenue, the Group recognizes revenue at the point of time when customers pay and obtain control of the products.
Revenue was recorded net of surcharges and value added tax (“VAT”) of gross sales. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. Revenues also include fees charged to customers for shipping and handling expenses. The Group incurs expenses or pays fees to in-house
and external delivery service providers, respectively, and records such expenses and fees as shipping and handling expenses.
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
Return rights
The Group offers online sales customers with an unconditional right of return for a period of 7 days upon receipt of the products on sales from its platforms. The Group reduces online product revenues by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns,

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
4.	Revenue (Continued)
Return rights (Continued)
and recorded as a refund liability included in accrued expenses and other current liabilities (Note 14) and the estimated inventories in-transit subject to those estimated returns are included in inventories on the consolidated balance sheets.
Membership reward program
The Group grants Weipin Coins to the
online
customers when they purchase goods from its platforms. Weipin Coins can be offset against payments when customers make their future purchases.
Upon adoption of Topic 606, the Group considers the Weipin Coins as a separate performance obligation and allocates the transaction price proportionally between the product sold and the Weipin Coins granted on a relative standalone selling price basis in consideration of the likelihood of future redemption and the equivalent value per Coin when it is redeemed. There is no significant impact upon adoption of Topic 606 other than the deferred income recorded is considered as a contract liability. As of December 31, 2018 and 2019, the Group recorded deferred income related to Weipin Coins of RMB150,240
 a
nd RMB138,017, respectively.
New members who register on the Group’s online platforms or existing members introducing new members to the Group’s online platforms will be granted free Weipin Coins. These Weipin Coins are not related to prior sales and are recorded as reduction of revenue at the time of use.
The Group has a paid online membership program called Super VIP, which allows its members to enjoy certain privileges. The revenue related to the membership fee is recognized on a straight-line basis over the period of the membership.
Other revenues
Other revenues consist of (1) commission from platform access; (2) logistic service to external customers; (3) promotional and advertising service; (4) inventory and warehouse management service and (5) interest income from microcredit and consumer financing and (6) lease income and other miscellaneous income earned from the Shan Shan Outlets.
The Group charges fees to third-party merchants to access the Group’s platform for sales of their products. The Group is not primarily responsible for fulfilling the promised contracts, as it does not bear the inventory risk, nor has the discretion in establishing prices. Upon successful sales on the Group’s online platforms, the Group will charge the third-party merchants commission fees. Commission fees are recognized on a net basis at the point of sales of products.
Other revenue from providing logistic services to external customers are recognized upon the completion of the performance of services. The Group has ceased providing logistic services to external customers and starts outsourcing its logistic services to a third-party logistic service provider starting in November 2019.
Other revenue from promotional and advertising, inventory and warehouse management services are recognized over the period during which the services are provided, net of VAT.
In connection with the Group’s product revenues, certain approved customers have the option to pay for the goods over an instalment period up to 24 months. Significant financing component exists in sales paid by instalments. The Group elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component for all instances in which the period between payment

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
4.	Revenue (Continued)
Other revenues (Continued)
and transfer of the goods will be one year or less. For the contracts with instalment period over 12 months, the transaction price is adjusted for the effects of the time value of money which is equivalent to the amounts charged in separate financing transaction between the Group and its customers at contract inception. The revenues earned from the financing service is recognized over the instalment period and included in other revenues.
Shan Shan Outlets leases its shop space to various brand shops to conduct sales activities, the related revenue is accounted under ASC 842, please refer to detail information in Note 2(v). Other miscellaneous income such as advertising income is recognised over the period where the service provided.
Remaining performance obligations
Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. At December 31, 2018 and 2019, the Group had unfulfilled performance obligations for products to be passed to customers of RMB1,410 million and RMB1,118 million, and performance obligations related to Weipin Coins granted to customers and Super VIP membership fee of RMB355 million and RMB382 million, respectively. The Group expects revenue to be recognized for the remaining performance obligations within the next year. The remaining performance obligations are accounted under advance from customers and deferred income.
The remaining performance obligation in relation to the financing service represents the remaining period of financing benefit to the customers based on the agreed upon instalment periods.
Disaggregation of revenue
The Group disaggregates its revenue from different types of contracts with customers by principal product categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 31 for product revenues by principal product categories.
Contract balances
The estimated inventories in
-
transit relating to estimated returns are contract assets included in inventories. The balance of contract assets is RMB151,117 and RMB177,783 as of December 31, 2018 and December 31, 2019, respectively.
The Group’s contract liabilities consist of prepayments from customers, unredeemed Weipin Coins and Super VIP membership reward program and refund liability related to estimated return. As of December 31, 2018 and December 31, 2019, the balances of the contract liabilities are RMB1,954 million and RMB1,726 million, included in advances from customers, deferred income and accrued expenses and other current liabilities.
All contract liabilities at the beginning of the year ended December 31, 2019 were recognized as revenue during the year ended December 31, 2019
.

All
contract liabilities as of year ended December 31, 2019 are expected to be realized in the following year.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
5.	Accounts receivable, net
Components of accounts receivable are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Other trade receivables (Note a)	5,302,391	1,051,707
Delivery service providers (Note b)	297,242	—
Others (Note c)	192,642	355,837

Subtotal	5,792,275	1,407,544

Less: allowance for doubtful accounts	(117,544)	(111,778)

Total	5,674,731	1,295,766

Note:
(a)	The Group provides consumer financing to certain customers as part of the Group’s Internet financing business. As of December 31, 2018 and 2019, RMB 1.2 billion and nil
receivables from customer financing were collateralized for the issuance of asset-backed debts, respectively. Details of the securitization debt are set out in Note
1
8
.
(b)	For certain sales transactions, third
-
party delivery service providers will collect payments from the Group’s customers upon delivery of goods, and remit such payments back to the Group on a periodic basis.
(c)	Others mainly represent receivables from online promotional and advertising services as well as warehousing services to the Group’s vendors.
The movement of allowance for doubtful debts during the years are as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Allowance for doubtful accounts:
Balance at beginning of the year	(46,209)	(124,891)	(117,544)
Provision for allowance during the year	(111,183)	(166,396)	(155,242)
Write-offs during the year	32,501	173,743	161,008

Balance at end of the year	(124,891)	(117,544)	(111,778)

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

6.	Other receivables and prepayments, net
Components of other receivables and prepayments are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Deposits (Note a)	436,402	324,018
VAT and EIT recoverable	770,949	1,567,589
Interest receivable	100,402	22,578
Advances to suppliers related to financing activities (Note b)	1,269,898	37,442
Prepayment to suppliers related to procurement activities	707,233	593,117
Prepaid expense	119,436	62,160
Others	230,024	324,877

Subtotal	3,634,344	2,931,781

Less: allowance for doubtful accounts	(39,608)	(33,888)

Total	3,594,736	2,897,893

Note:
(a)	Deposits consist of amounts paid to vendors for advertising and rentals.
(b)	The Group provides financing to some of its suppliers by advancing them cash, and holds portions of accounts payables the Group owed to them as pledges with interest bearing from 8% to 18%.
The movement of allowance for doubtful debts during the years are as follow:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Allowance for doubtful accounts:
Balance at beginning of the year	(23,418)	(43,097)	(39,608)
Provision for allowance during the year	(19,679)	(5,220)	(10,456)
Write-offs during the year	—	8,709	16,176

Balance at end of the year	(43,097)	(39,608)	(33,888)

7.	Short-term investments
As of December 31, 2018 and 2019, the Group’s short
-
term investments consist
of

time
deposits and financial products offered by commercial banks in the PRC amounted to
RMB2,321,244 and RMB3,052,726, respectively, which matures within one year and are classified as current assets. The amount of interest income recognized but not yet pai
d
as of December 31, 2018 and 2019 was RMB48,604

and RMB11,621, respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated
)
8.	Property and equipment, net

	As of December 31,
	2018	2019
	RMB	RMB
Cost:
Buildings	4,113,753	6,689,846
Furniture, fixtures and equipment	2,709,502	3,137,031
Leasehold improvements	407,330	840,895
Motor vehicles	422,902	382,218
Software	60,858	69,898
Construction in process	3,179,701	3,712,357

Sub-total	10,894,046	14,832,245
Less: A ccumulated depreciation	(2,362,563)	(3,092,864)
Less: A ccumulated impairment	—	(482,571)

Property and equipment, net	8,531,483	11,256,810

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Depreciation expenses were charged to:
Fulfillment expenses	329,945	402,942	456,678
Marketing expenses	305	380	23,179
Technology and content expenses	312,506	282,020	232,944
General and administrative expenses	78,084	84,948	117,567

Total	720,840	770,290	830,368

During the year ended December 31, 2019, due to declining utilization on two of the Group’s transit warehouses, it has decided to rent out these warehouses. Due to this change, the Group has identified an impairment indicator for its transit warehouses due to their declining utilization rate and recognized impairment loss of RMB482.6 million. The impairment loss is recorded in general and administrative expenses on the consolidated statements of income and comprehensive income. The amount of impairment is determined by its fair value as estimated using discounted expected future cash flows less the carrying amount. The Group views the transit warehouse together with their land use right as an asset group and the land use right was impaired, accordingly.

9.	Land use rights, net

	As of December 31,
	2018	2019
	RMB	RMB
Land use right	4,053,855	5,868,774
Less: accumulated amortization	(168,277)	(272,658)
Less: impairment	—	(55,008)

Land use rights, net	3,885,578	5,541,108

The expiry dates of the land use rights range from the years 2064 to 2068.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
9.	Land use rights, net (Continued)
Amortization expenses charged were RMB55,545, RMB71,601 and RMB104,381 for the years ended December 31, 2017, 2018 and 2019, respectively. The Group expects to record amortization expense of RMB124,095 for each of the year ending December 31, 2020, 2021, 2022, 2023 and 2024.
An impairment loss of RMB55 million was recorded in general and administrative expenses on the consolidated statements of income and comprehensive income for the year ended December 31, 2019
.

10.	Intangible assets, net

	As of December 31, 2018				As of December 31, 2019
	Cost	Accumulated amortization (Note a)	Impairment	Net amount	Cost	Accumulated amortization (Note a)	Impairment	Net amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domain names	15,040	(15,040)	—	—	14,396	(14,396)	—	—
Customer Relationships	313,303	(299,317)	—	13,986	313,303	(313,303)	—	—
Trademarks	888,538	(885,674)	—	2,864	888,480	(886,948)	—	1,532
Non-compete agreement	70,127	(70,127)	—	—	70,127	(70,127)	—	—
Payment license (Note b)	319,660	—	—	319,660	319,660	—	—	319,660
Others	44,823	(11,318)	(16,907)	16,598	41,479	(8,454)	(16,907)	16,118

Total	1,651,491	(1,281,476)	(16,907)	353,108	1,647,445	(1,293,228)	(16,907)	337,310

Note:
(a)	Amortization expenses for intangible assets were RMB340,816, RMB47,842 and RMB15,757 for the years ended December 31, 2017, 2018 and 2019, respectively. The Group expects to record amortization expenses of RMB1,162, RMB274, RMB95, RMB1 and nil for the years ending
December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

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

Investment in equity method investees consist of investments in affiliated companies, over which the Group has significant influence but not control, partnerships that the Group has more than a minor influence and joint ventures. The Group generally considers an ownership interest of 20% or higher to represent significant influence.

F-
4
7

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
11.	Investment in equity method investees (Continued)
Investments in equity method investments as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Kunshan Baowei Information Technology Limited (“Kunshan Baowei”) (i)	271,959	294,527
Shenzhen Tencent Puhe Limited Partnership (“Tencent Puhe”) (ii)	293,481	251,915
Sequoia Fashion and Technology Industry Fund Investment Limited Partnership (“Sequoia Fashion and Technology”) (iii)	—	96,712
Shanjing business management (Ningbo) Co., Ltd (“Ningbo Shanjin”) (iv)	—	829,410
Shanxi Tianmei Shan Shan Outlets Shopping Mall Co., Ltd (“Shanxi Shan Shan”) (iv)	—	510,223
Zhengzhou Shan Shan Outlets Shopping Mall Co., Ltd (“Zhengzhou Shan Shan”) (iv)	—	470,934
Harbin Shan Shan Chunxiaqiudong Properties Co., Ltd (“Harbin Shan Shan”) (iv)	—	440,821
Gansu Shan Shan Outlets Shopping Mall Co., Ltd (“Gansu Shan Shan”) (iv)	—	123,758
Others	101,987	94,652

Total	667,427	3,112,952

The Group’s principal equity method investments and its ownership interest (direct and indirect) for each at December 31, 2018 and 2019 are as follows:

(i)	In November 2018, the Group entered into an agreement with another PRC company, to set up a joint venture, Kunshan Baowei, which is incorporated in PRC and engages in sports accessories trading. The Group was entitled to 45% equity interest, for a total consideration of RMB272 million pursuant to the agreement.

(ii)	In May 2018, the Group acquired 14% limited partnership interest in Tencent Puhe, which is a PRC limited partnership company, for a total consideration of RMB362.5 million.

(iii)
In October 2019, the Group acquired 17% limited partnership interest in Sequoia Fashion and Technology, which is a PRC limited partnership industry fund. As of December 31, 2019, the Group’s total contribution amounted to RMB110 million and there is a remaining investment commitment of RMB1,890 million.

(iv)
In July 2019
, the Group acquired equity interests of 54
%, 60
%, 51
% ,60
% and 41
%, respectively in Ningbo Shanjin, Shanxi Shan Shan, Zhengzhou Shan Shan, Harbin Shan Shan and Gansu Shan Shan as part of the Shan Shan Outlets acquisitions. These entities are established in the PRC and engaged in outlets operating business.

During the years ended December 31, 2017, 2018 and 2019, the Group recognized its share of (loss)
income i
n
its
equity
-
method investees in the amount of RMB(22,280), RMB(46,999) and RMB27,182, respectively
.
 No impairment of equity
-
method investees has been recorded during these periods.
F-
48

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
12.	Other investments

Other investments consist of equity investments with readily determinable fair value, equity investments without readily determinable fair value and available-for-sale
debt securities. The carrying amounts and fair values of the Group’s other investments are as follows:

	As of December 31, 2018
	Original cost	Unrealized gains	Accumulated impairment	Translation difference	Balance as of year end
	RMB	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	149,406	105,235	(48,634)	11,029	217,036
Available-for-sale debt securities (Note b)	160,314	—	(35,073)	5,117	130,358
Equity investments without readily determinable fair value s (Note c)	1,231,238	68,163	(225,206)	48,962	1,123,157

Total	1,540,958	173,398	(308,913)	65,108	1,470,551

	As of December 31, 2019
	Original cost	Unrealized gains	Accumulated impairment	Translation difference	Balance as of year end
	RMB	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	268,910	270,966	(48,634)	15,060	506,302
Available-for-sale debt securities (Note b)	112,314	—	(118,689)	6,375	—
Equity investments without readily determinable fair value s (Note c)	1,643,635	68,163	(269,179)	53,835	1,496,454

Total	2,024,859	339,129	(436,502)	75,270	2,002,756

Note:
(a)	Equity investments with readily determinable fair value

Gain on disposal of the investment was recorded to net income at the amount of RMB55,615, nil and RMB190 during the year
s
ended December 31, 2017, 2018 and 2019, respectively. No impairment loss was recorded
for the year
s
ended December 31, 2017, 2018 and 2019.
The Group recorded unrealized (loss) gain of RMB(442), RMB105,235 and RMB165,731 according to the changes of the fair values of these investments during the year
s
ended December 31, 2017, 2018 and 2019, respectively.
(b)	Available-for-sale debt securities

On March 25, 2019, one of the investee Zhejiang Merit Interactive Network Technology Co., Ltd. was listed on the Shenzhen Stock Exchange Growth Enterprises Market Board and its preferred shares outstanding were converted to ordinary shares upon the completion of the listing. Accordingly, the Group’s investment in the amount of RMB48,000 was reclassified from available-for-sale securities to equity investments with readily determinable fair values upon this listing.
For other available-for-sale debt securities, the Group recorded impairment of RMB15,000, RMB20,073 and RMB83,616 during the
year
s
ended December 31, 2017, 2018 and 2019, respectively.
F
-49

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
12.	Other investments (Continued)

(c)	Equity investments without readily determinable fair values

The principal additions during the year
s
ended December 31, 2018 and 2019 are as follow:
In March 2018, the Group entered into an agreement and committed to invest up to US$250 million
(
approximately RMB1,740 million
)
into a private equity fund. During the year ended December 31, 2019, the Group further invested US$58.4 million
(
approximately RMB407 million
)
 to the fund. As of December 31, 2018 and 2019, the Group’s total contribution to the fund amounted to RMB126.1 million and RMB535.4 million respectively.
In June 2018, the Group invested in Guofu Life Insurance Co., Ltd for consideration of RMB240.0 million, which mainly engaged in domestic insurance services.
In June 2018, the Group invested RMB144.4 million in a private company, which mainly engaged in global high-quality food sales via mobile apps.
During the year ended December 31, 2018, the Group recorded RMB68,163 unrealized gain for one of its unlisted equity investments based on observable price changes in orderly transaction for a similar investment. The Group recorded impairment loss of RMB118,026, nil and RMB43,973 for year
s
ended December 31, 2017, 2018 and 2019 respectively for the other equity investments without readily determinable fair values.
13.	Other long-term assets , net

	As of December 31,
	2018	2019
	RMB	RMB
Deposit for land use rights	105,840	4,040
Long - term trade receivables (Note a)	221,000	130,429
Long - term loan receivables (Note b)	5,586	415,092
Loan to staff	67,810	71,052

Subtotal	400,236	620,613

Less: allowance for doubtful accounts	(3,789)	(12,540)

Total	396,447	608,073

Note:

( a )	The Group provides consumer financing to certain customers as part of the Group’s internet financing business with instalment payment terms of
up to 24 months.
The Group records the consumer financing receivables which are expected to be settled more than one year from the balance sheet date as long
-
term trade receivables.

(b)
The Group provides interest bearing loans of RMB380 million
to
certain
non-controlling interest
s
holders during 2019, which were guaranteed and pledged by their respective shareholding interests with estimated fair values exceeding the carrying amount of the loans. These loans bears interest ranges from 6% to 10% per annum and maturity from May 21, 2021 to December 11, 2021.

F
-50

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1 4 .	Accrued expenses and other current liabilities

	As of December 31,
	2018	2019
	RMB	RMB
Accrued advertising expense	821,059	1,011,400
Accrued shipping and handling expenses	418,187	925,864
Accrued payroll and social benefits	1,027,288	896,365
Deposits from delivery service providers	379,403	475,497
Income tax payables	269,580	652,624
Other tax payables (Note a)	948,754	690,338
Accrued rental expenses	73,614	73,861
Accrued administrative expenses	440,784	384,427
Amounts received on behalf of third-party merchants (Note b)	741,109	946,100
Refund liability (Note c)	190,383	225,274
Others	202,444	252,825

Total	5,512,605	6,534,575

Note:
(a)
Amounts represent VAT and related surcharges, PRC individual income tax of employees withheld by the Group, tariffs, import VAT and consumption tax pursuant to the Circular on Tax Policy for Cross-border
E-commerce
Retail Imports.

(b)	Amounts represent the cash collected on behalf of third-party merchants which the Group provides platform access for sales of their products.
(c)
The Group offers online customers with an unconditional right of return for a period of 7 days upon receipt of products on sales from its platforms. The Group reduces product revenues and cost of revenues by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns, and recorded as returned liability included in accrued expenses and other current liabilities. Refund liability is measured at the amount of consideration received for which the Group does not expect to be entitled.

1 5 .	Employee retirement benefit
Full time employees in the PRC participate in a
government-mandated
defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.
The
PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions and accruals made for such employee benefits were RMB808,925, RMB928,826 and RMB558,775 for the years ended December 31, 2017, 2018 and 2019, respectively.

F-5
1

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
1 6 .	Short - term loans
Components of the outstanding short
-
term loans are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
RMB denominated	1,000,000	627,608
U.S. dollar denominated	343,160	466,037

Total	1,343,160	1,093,645

For the year ended December 31, 2018:
(a)
During the year ended December 31, 2018, RMB1.0 billion was drawn down under the credit facility agreement with China Merchants Bank signed in 2017, of which (i) RMB200.0 million was uncollateralized short
-
term loan with a fixed interest rate based on 6-month to 12-month People’s Bank of China’s Deposit Benchmarking minus 9.89% per annum; (ii) separate loan agreements of RMB200.0 million, RMB200.0 million and RMB400.0 million during the year ended December 31, 2018, with fixed interest rates of 4.35%, 4.29% and 3.96% per annum, respectively. These three loans were secured by the Group’s accounts receivable in the amount of RMB200.0 million, RMB200.0 million and RMB400.0 million, respectively. The outstanding borrowing
was RMB1.0 billion as of December 31, 2018 and was repaid during the first quarter of 2019.

(b)
During the year ended December 31, 2018, the Group entered into a US$ denominated short
-
term loan agreement with China Merchants Bank for a loan of US$50,000 (approximately RMB343,160). The loan was pledged by the Group’s short
-
term investments amounted to US$200,000 (approximately RMB1.4 billion) and was guaranteed by the Company. The borrowing carries floating interest rate based on
6-month
London Inter-Bank Offered Rate plus 0.45% per annum. The loan was outstanding as of December 31, 2018 and fully repaid in January 2019.

(c)
In addition, during the year ended December 31, 2018, the Group also entered into RMB denominated short-term bank facility agreements with certain PRC banks with a facility limit of up to RMB250.0 million. The facility was not utilized as of December 31, 2018 and expired
as of December 31, 2019.

For the year ended December 31, 2019:
(a)
During the year ended December 31, 2019, the Group entered into a RMB denominated revolving credit facility agreement with the Bank of Communications for up to RMB1.0 billion. The facility was drawn down twice in the amounts of RMB27.6 million and RMB100 million, with a fixed interest rate of 2.98% and 2.8% per annum, respectively.

(b)
During the year ended December 31, 2019, the Group entered into a revolving credit facility agreement with the China Merchants Bank for up to RMB1.0 billion, which included a USD denominated facility of US$80 million (approximately RMB556.9 million)
 and a RMB denominated facility of RMB443.1 million
. The USD denominated facility was drawn down in the amount of US$20 million (approximately RMB139.4 million), with a fixed interest rate based on 12-month London Inter-Bank Offered Rate plus 0.55%, through an offshore financing agreement with a domestic guarantee; the residual RMB denominated facility was drawn down twice in the amounts of RMB160 million and RMB340 million, with a fixed interest rate of 3.92% and 4.05% per annum, respectively, guaranteed
by the Group’s receivables
 from its subsidiary
.

F-5
2

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
1 6 .	Short - term loans (Continued)
(c)
During the year ended December 31, 2019, the Group entered into a USD denominated revolving facility agreement with the
Standard
Chartered Bank for up to US$45 million (approximately RMB313.9 million), in which US$36.8 million (approximately RMB256.8 million) was drawn down and outstanding as of December 31, 2019. The borrowing carries floating interest rate based on the 12-month London Inter-Bank Offered Rate plus 0.85% per annum.

(d)
During the year ended December 31, 2019, the Group entered into a USD denominated revolving credit facility agreement with Industrial Bank for up to US$80 million (approximately RMB558.1 million), in which US$10 million (approximately RMB69.8 million) was drawn down and outstanding as of December 31, 2019. The borrowing carries fixed interest rate of 2.94% per annum.

(e)	As of December 31, 2019, the Group also had other unutilized credit facilities of RMB468.3 million and RMB77.1 million, authorized by Everbright Bank of China and Bank of China, respectively.
The weighted average interest rates for the outstanding short
-
term loans during the year
s
ended December 31, 2018 and 2019 were approximately 3.99% and 3.41%, respectively.
There is no financial covenant in respect of the Group’s short
-
term loans as of December 31, 2018 and 2019.
1 7 .	Long - term loan

During the year ended December 31, 2019, the Group entered into a long
-
term borrowing agreement with the China Merchants Bank, for up to RMB1.6 billion for the construction of the Group’s headquarter building, with a floating interest rate determined based on the 5-year Loan Prime Rate minus 0.44%. The loan was pledged by the Group’s two land use rights located at Pazhou Guangzhou, which amounted to RMB1.6 billion as of December 31, 2019. In November 2019, the Group drew down RMB64.5 million which was outstanding as of December 31, 2019.
The covenant specifies the consolidated debt
to
asset ratio of the Group should not exceed 65%, otherwise the bank has the right to recover the outstanding principal and interests of the loan immediately regardless of the remaining term of the contract. The Group is in compliance of this covenant as of December 31, 2019.
1 8 .	Securitiz ation debt

The Group securitizes accounts receivable arising from the consumer financing businesses.
During the year ended December 31, 2018, the Group completed the third offering of ABS on the Shanghai Stock Exchange at an aggregate amount of RMB500.0 million, of which 100% of the subordinated securities of RMB25.0 million was held by the Group. The outstanding balance of ABS was RMB475.0 million as of December 31, 2018 and was fully repaid during the year ended December 31, 2019.
During the year ended December 31, 2018, the Group completed an offering of asset-backed notes (“ABN”) on the Shanghai Clearing House. The
a
ggregate amount issued was RMB520.0 million and 100% of the subordinated securities of RMB26.0 million was held by the Group.
The outstanding balance of ABN was RMB494.0 million as of December 31, 2018 and was fully repaid during the year ended December 31, 2019.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
19 .	Convertible senior notes

On March 17, 2014, the Group issued US$632,500 (approximately RMB4,391,448) in aggregate principal amount of 1.5% Convertible Senior Notes due 2019 (the “Notes”). The Notes can be converted into the Company’s ADSs, each representing 1/5 Class A ordinary share of the Company, par value 0.001 per share (the “ordinary shares”), at the option of the holders, based on an initial conversion rate of 49.693 of the Company’s American depositary shares (“ADSs”) (4.9693 ADSs before the ADS ratio change effective November 3, 2014) per US$1,000 principal amount of Notes (US$20.124 per ADS, or $201.24 per ADSs before the ADS ratio change). Holders of the Notes have the right to require the Group to repurchase for cash all or part of their Notes on March 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.
The Notes bear interest at a rate of 1.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014.
The net proceeds from the Notes offering were US$617,191 (approximately RMB4,285,157), after deducting discounts to the initial purchaser of US$14,231 (approximately RMB98,806) and debt issuance costs of US$1,078 (approximately RMB7,485). Debt issuance costs and debt discounts are recorded as a direct deduction from the face amount of Convertible Senior Notes, and amortized as interest expenses, using the effective interest method, from issuance date to the first put date of the Notes (March 15, 2017).
On March 15, 2017, part of the Notes holders exercised their option to redeem the Notes, the total redemption amount was US$3,125 (approximately RMB21,697). The Group repaid all the outstanding principal at US$629,375 (approximately RMB4,220,841) and interests at US$4,720 (approximately RMB31,685) on March 15, 2019.

2 0 .	Lease s

From the Perspective of Lessee
The Group leases office space, offline stores, and certain equipment under operating leases for terms ranging from short
-
term (under 12 months) to 15 years. The Group does not have options to extend or terminate leases, as the renewals or terminations of these leases are on negotiation basis. None of these leases contain material residual value guarantees or material restrictive covenants, and the Group does not have any financing leases.
Supplemental balance sheet information related to the leases
a
re as follows:

As of December 31, 2019
RMB
ROU assets	1,715,556
Operating lease liabilities—current	333,268
Operating lease liabilities—non - current	1,395,665
Weighted-average remaining lease term	4.71
Weight-average discount rate	4.86%

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 0 .	Lease s (Continued)

The components of lease costs of these operating leases for the year ended December 31, 2019 are as follow:

Year Ended December 31, 2019
RMB
Operating lease cost for fixed payments	388,976
Short - term lease cost s	327,972
Variable lease cost s	29,286

Total l ease cost s	746,234

The following table provides supplemental cash flow information related to leases:

Year Ended December 31, 2019
RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	370,606
Supplemental noncash information:
Right-of-use assets obtained	2,071,948
Decrease of right-of-use assets for early terminations	(36,142)

The following table provides the maturities of lease liabilities at December 31, 2019:

Operating leases
Maturities of lease l iabilities at December 31, 2019
2020	420,840
2021	424,996
2022	411,335
2023	363,190
2024	266,492
2025 and thereafter	150,409

Total future undiscounted lease payments	2,037,262
Less : imputed interest	308,329

Total present value of lease liabilities	1,728,933

2 1 .	Distribution of profit

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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 1 .	Distribution of profit ( C ontinued)

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
Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries transferred RMB95,617, RMB121,069 and RMB184,182 to the general reserve during the years ended December 31, 2017, 2018 and 2019, respectively.
The balance of restricted net assets was RMB
7,265,250
as of December 31, 2019.
2 2 .	Capital structure

Dual-class share structure
On September 15, 2014, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and re-designated
into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. The computation of net earnings per Class A ordinary shares and Class B ordinary shares have been adjusted retroactively for all periods presented to reflect this change. As of December 31, 2018 and 2019, all Class B ordinary shares were held by the Chairman of the Company.
ADS ratio change
Effective November 3, 2014, the Group changed its ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to five ADSs representing one Class A ordinary share. The computation of net earnings per ADS have been adjusted retroactively for all periods presented to reflect this change.
Issuance of ordinary shares
In December 2017, the Group issued 9,229,437 and 3,955,473 Class A ordinary shares to Tencent Holdings Limited (“Tencent”) and JD.com, Inc. (“JD.com”), in the amount of approximately US$603,605 (approximately RMB3,927,236) and US$258,688 (approximately RMB1,683,101), respectively.
Exercise of share options
During the year ended December 31, 2017, 454,708 Class A ordinary shares were re-issued
from treasury shares as a result of exercise of share options by employees. During the years ended December 31, 2018 and 2019, 356,736 and 85,706 Class A ordinary shares were issued respectively, as a result of exercise of share options by employees.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2 2 .	Capital structure (Continued)
Vesting of shares awards
During the years ended December 31, 2017, 2018 and 2019, 23,413, 1,322,560 and 1,102,773 Class A ordinary shares were issued respectively as a result of vesting of shares awards granted to employees and consultants.
23.	Non-controlling interests

Non-controlling interests
RMB
Balance as of December 31, 2016	49,624

Net loss attributable to non-controlling interests	(57,222)
Acquisition of additional equity interests in subsidiaries	(36,345)
Balance as of December 31, 2017	(43,943)
Net income attributable to non-controlling interests	4,685
Acquisition of additional equity interests in subsidiaries	(12,764)
Capital contribution from non-controlling interests shareholders	1,000

Balance as of December 31, 2018	(51,022)
Net loss attributable to non-controlling interests	(30,399)
Acquisition of additional equity interests in subsidiaries (i)	(16,400)
Dilution in non-controlling interests due to the Group’s contribution to its subsidiary (ii)	97,875
Capital contribution from non-controlling interests shareholders (iii)	107,950
Non-controlling interests arising from the acquisition of Shan Shan Outlets (iv)	314,537

Balance as of December 31, 2019	422,541

(i)	During the year ended December 31, 2019, the Group purchased additional equity interests of RMB16,400 of certain subsidiaries mainly providing logistics services.
(ii)
During the year ended December 31, 2019, the Group converted a loan receivable of RMB441,000 it has with one of its non-wholly owned subsidiary into 19.2% of equity interest. The dilution impact of this equity transaction of non-controlling interests is RMB97,875. After the conversion, the Group holds 99.7% equity interest of the subsidiary.

(iii)
During the year ended December 31, 2019, the Group received capital contribution of RMB107,950 from certain non-controlling interests holders. After the contribution, the Group holds 51%, 80%, 60% and 70% equity interests in Qingdao West Coast Bonded Logistics Center Supply Chain Management Co., Ltd, Xinjiang Shan Shan Outlets Shopping Mall Co., Ltd, Hengyang Shan Shan Outlets Shopping Mall Co., Ltd and Shenyang Shan Shan Outlets Shopping Mall Co., Ltd, respectively.

(iv)
As part of the acquisition of Shan Shan Outlets disclosed in Note 3, the Group acquired 70%, 75%, 80%, 60%, 70%, 90% and 75% equity interests in 7 subsidiaries, with non-controlling interests of RMB159,373, RMB81,784, RMB29,257, RMB21,860, RMB300, RMB17,455 and RMB4,508, respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise stated)
23.	Non-controlling interests (Continued)
The schedule below discloses the effect of changes in the Company’s ownership interests in subsidiaries on the Company’s equity:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net income attributable to Vipshop Holdings Limited’s shareholders	1,949,655	2,128,787	4,016,832

Transfers from (to) the non-controlling interests:
Increase (decrease) in the Company’s additional paid-in capital in relation to the acquisitions of additional equity interests in subsidiaries	9,914	(5,935)	(10,497)
Decrease in the Company’s additional paid-in capital in relation to contribution to its subsidiary	—	—	(97,875)

Net transfers from (to) non-controlling interests	9,914	(5,935)	(108,372)

Changes from net income attributable to Vipshop Holdings Limited’s shareholders and transfers from (to) non-controlling interests	1,959,569	2,122,852	3,908,460

2 4 .	Other operating income
Other operating income consists of government grants and other miscellaneous income.
Grants related to depreciable assets are recognized in profit or loss over the periods in which depreciation expense on those assets is recognized, corresponding to the useful lives of the assets.
Other operating income is comprised of:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Government grants	347,817	553,153	427,832
Claims income	68,993	101,778	96,388
Others	114,245	102,131	121,193

Total other operating income	531,055	757,062	645,413

25.	Income taxes
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Group’s subsidiaries operating in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

25.	Income taxes (Continued)
profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%.
The People’s Republic of China
Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically owned enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate of 25%. While the EIT Law equalizes the tax rates for FIEs and domestically-owned
enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high and new technology companies, regardless of whether these are domestically-owned
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
The Group’s subsidiaries and the variable interest entities in the PRC are all subject to the tax rate of 25% for the periods presented except for some subsidiaries that were entitled to the following preferential tax treatment, based on the Group’s assessment and relevant tax regulations:
During the years ended December 31, 2018 and 2019, Pinwei Software has applied for and was classified as “State Planning Key Software Enterprise” by the local tax authority and is entitled to a preferential tax rate of 10% pursuant to Circular Caishui (2012) 27 starting from the beginning of 2018.
Vipshop Jianyang and Vipshop Chongqing have been recognized as “encouraged enterprises in an industry sector encouraged by the PRC government” in the Western Region, and are entitled to a preferential tax rate of 15% for the years ended December 31, 2018 and 2019.
Vipshop Zhuhai is entitled to a preferential tax rate of 15% as it is located in an economy development zone in the PRC, and its primary business falls into the scopes of the encouraged industries stipulated in the related policies.
The term “encouraged enterprise in an industry sector encouraged by the PRC government” as used herein refers to an enterprise incorporated in certain region with primary business falling into the scopes of the encouraged industries stipulated in the existing related policies, including Catalogue of Encouraged Industries in the Western Region, Industrial Restructuring Guidance Catalogue (2011, revised in 2013), Catalogue for the Guidance of Foreign Investment Industries (Revised in 2017), Catalogue of Foreign-invested Advantage Industries in Central-Western Region (Revised in 2017), Circular of the Ministry of Finance and the State Administration of Taxation on the Preferential Enterprise Income Tax Policies and Catalogue for Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province and Qianhai
Shenzhen-Hong
Kong Modern Service Industry Cooperation Zone of Shenzhen City.
The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2018 and 2019, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2 5 .	Income taxes (Continued)
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
Income (loss) by tax jurisdictions:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Income from China operations	3,320,283	3,770,270	5,161,228
Loss from non-China operations	(779,430)	(1,023,195)	(218,423)

Total income before tax and share of loss of equity - method investees	2,540,853	2,747,075	4,942,805

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Income tax expenses applicable to China and Hong Kong operations
Current tax (Note)	780,013	682,309	974,207
Deferred tax	(153,873)	(115,705)	9,347

Total tax expenses	626,140	566,604	983,554

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
Under the current EIT Implementation Regulations, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the Enterprises Income Tax Law of the People’s Republic of China which was promulgated on March 16, 2007 and took effect as of January 1, 2008 (the “New Tax Law”) and the New EIT Implementation Regulations, a resident enterprise’s global net income will be subject to a 25% enterprise income tax rate. Uncertainties exist with respect to how the New Tax Law and New EIT Implementation Regulations apply to the Group’s overall operations, and more specifically, with regard to tax residency status. On April 22, 2009, the State Administration of Taxation, or the SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2011 providing more
F-6
0

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2 5 .	Income taxes (Continued)
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
If the entity were to be
non-resident
for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents which meet the criteria of beneficial owner in the Hong Kong Special Administrative Region (“Hong Kong SAR”), the withholding tax would be 5%.
Aggregate undistributed earnings of the Group’s subsidiaries and the VIEs in the PRC that are available for distribution to the Group of approximately RMB12,288.5 million and RMB14,840.7 million as of December 31, 2018 and 2019 respectively are considered to be indefinitely reinvested under ASC
740-30,
Accounting for Income Taxes—Special Areas
, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB614.4 million and RMB742.0 million as of December 31, 2018 and 2019 respectively.

A reconciliation of the income tax expense to income before income tax expense and share of loss of equity
-
method investees computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of income and comprehensive income is as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Income before income tax and share of loss of affiliates	2,540,853	2,747,075	4,942,805
Computed income tax expense at PRC EIT tax rate	635,213	686,769	1,235,701
Effect of non-deductible expenses, including:
-Share-based compensation expenses	166,774	167,803	163,033
-Other non-deductible expenses	67,911	65,497	36,838
Effect of different tax rates of subsidiaries operating in other jurisdiction	8,634	10,454	17,834
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(329,048)	(397,437)	(562,898)
Effect of non-taxable income	(30,075)	(58,053)	(15,800)
Change in valuation allowance	106,731	91,571	108,846

Income tax expenses	626,140	566,604	983,554

F-
61

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 5 .	Income taxes (Continued)
The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
The aggregate effect	329,048	397,437	562,898
Per share effect:
Class A and Class B ordinary share:
—basic	2.80	3.00	4.22
—diluted	2.62	2.84	4.14
The principal components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	356,293	322,464
Allowance for doubtful debts	44,621	46,691
Impairment of other investments	13,980	32,063
Inventory write-down	126,755	171,884
Payroll payable and other accruals	14,750	14,751
Deferred income	178,910	277,658
Impairment of property and equipment	—	117,837
Impairment of land use rights	—	13,752
Others	6,093	3,939
Less: valuation allowance	(352,632)	(461,478)

Total deferred tax assets-non - current	388,770	539,561

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax liability:
Intangible assets	4,960	—
Fair value adjustments of long-lived assets from business acquisition	—	89,217
Revaluation of other investments	—	36,385
Others	—	39,496

Total deferred tax liability-non-current	4,960	165,098

The amount of tax loss carried forward was RMB1,700,028 and RMB1,234,799 of December 31, 2018 and 2019, respectively, for the Group’s certain subsidiaries and VIEs.
The Group has provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2018 and 2019, respectively, as management is not able to conclude that the future realization of some of those net operating loss carry forwards and other deferred tax assets are more likely than not.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2 6 .	Earnings per share
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
As of December 31, 2017, 2018 and 2019, there are 846,952, 839,275 and 1,689,709 employee share options or non-vested
ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.
Basic earnings per share and diluted earnings per share have been calculated for the years ended December
31
,
2017
,
2018
and
2019
as follows:

	Year ended December 31,
	2017	2018	2019
	Class A and Class B	Class A and Class B	Class A and Class B
	RMB	RMB	RMB
Basic earnings per share attributable to Vipshop Holdings Limited’s ordinary shareholders:

Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	1,949,655	2,128,787	4,016,832
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	117,554,229	132,266,157	133,524,129

Basic earnings per Class A and Class B ordinary shares	16.59	16.09	30.08

F-
63

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
26.	Earnings per share (Continued)

Diluted earnings per share for the years ended December 31, 2017, 2018 and 2019 are calculated as follows:

	Year ended December 31,
	2017	2018	2019
	Class A and Class B	Class A and Class B	Class A and Class B
	RMB	RMB	RMB
Diluted earnings per share:

Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	1,949,655	2,128,787	4,016,832
Interest expenses from Convertible Senior Notes	54,673	57,293	9,062
Net earnings attributable to Class A and Class B ordinary shareholders for computing diluted earnings per Class A and Class B ordinary share	2,004,328	2,186,080	4,025,894
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	117,554,229	132,266,157	133,524,129
Dilutive employee share options and non-vested ordinary shares	1,900,201	1,562,347	1,289,127
Dilutive convertible senior notes	6,261,403	6,255,106	1,268,159

Weighted average number of Class A and Class B ordinary shares outstanding for computing diluted earnings per Class A and Class B ordinary share	125,715,833	140,083,610	136,081,415
Diluted earnings per Class A and Class B ordinary shares	15.94	15.61	29.58

The Group granted a number of
non-vested
ordinary shares to certain executive officers and employees during the years ended December 31, 2017, 2018 and 2019 (refer to Note
3
0
(b)), these
non-vested
shares are not included in the computation of basic earnings per share as these non-vested
shares do not contain any unforfeitable rights to dividends or dividend equivalents.

F-
64

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
27 .	Accumulated other comprehensive loss
The changes in accumulated other comprehensive loss by component are as follows:

	Cumulative Translation Adjustments	Unrealized Gain and (Loss) on Available-for-sale Securities	Total
	RMB	RMB	RMB
Balance as of January 1, 2017	(366,148)	22,540	(343,608)

Foreign currency translation, net of tax of nil	342,348	—	342,348
Fair value changes of available-for-sale investments, net of tax of nil	—	32,633	32,633
Reclassification adjustment for gains included in net income, net of tax of nil	—	(55,615)	(55,615)

Balance as of December 31, 2017	(23,800)	(442)	(24,242)

Adoption of ASU 2016-01	—	442	442
Foreign currency translation, net of tax of nil	(7,083)	—	(7,083)

Balance as of December 31, 2018	(30,883)	—	(30,883)

Foreign currency translation, net of tax of nil	(25,773)	—	(25,773)

Balance as of December 31, 2019	(56,656)	—	(56,656)

28.	Commitments and contingencies

Capital commitment
As of December 31, 2019, the Group has contracted for capital expenditures
o
f RMB1,981,152 (2018: RMB2,638,129).
Other commitments
Besides the commitment disclosed in Note 12(c) and Note 11(i
ii
), the Group has the following commitments:
The Group commits to purchase services from one of its related parties at the amounts of US$60.0 million (approximately
RMB390,378) from the year ended December

31, 2020 to 2022.
During the year ended December 31, 2017, the Group entered into a cooperative lending arrangement with a bank, whereby the Group and the bank will jointly fund financing to individuals. Under this arrangement, the Group is obligated to compensate the bank, if the bank’s lending portion becomes overdue by more than 80 days. The bank’s lending portion under the arrangement was approximately
RMB117.7
million
and

RMB
20.3
million
,
respectively as of December 31, 2018 and 2019.
Contingencies
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
29.	Related party transactions

The table below sets forth the major related parties that has conducted related party transaction in 2018 and 2019, as well as their relationships with the Group:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)	A shareholder with significant influence to the Group
Trendy (China) Group Holdings Limited and its subsidiaries (“Trendy Group”)	An entity controlled by a director of the Group
Kunshan Baowei and its subsidiaries (“Baowei Group”)	A joint venture of the Group

For the years ended December 31, 2017
,
 2018
 and 2019,
 the Group entered into the following material related party transactions:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Purchase of goods	213,350	340,356	1,451,404
Purchase of services	1,001	317,921	462,126
Provision of services	1,825	6,300	44,420
Sales of product	—	—	111,510

Details of the balances with related parties are as follows:
(a)	Amounts due from related parties (current and non - current)

Amounts due from related parties consist of amounts due from companies controlled or significantly influenced by the Company, its shareholders and directors.
(b)
Amounts due from related parties (current and non
-
current) as of December 31, 2018 and 2019 amounted to RMB17,475 and RMB149,964, respectively, mainly including interest-bearing loans originated to the Group’s joint ventures and prepayments placed by the Group related to purchases of goods from companies significantly influenced by the Company, its shareholders and directors.

(c)	Amounts due to related parties

The amounts due to companies controlled or significantly influenced by the Company, its shareholders and directors as of December 31, 2018 and 2019 amounted to RMB323,108 and RMB520,288, respectively, which were unsecured, interest
-
free, and related to purchases of goods and other services from these parties.
As of December 31, 2019, the Group had borrowed RMB12,500 from Ningbo Shanjin for procurement, which carried a fixed interest rate of 3.05%.
30.	Share-based payments

(a)	Share incentive plan

In March 2011, the Group adopted the Vipshop Holdings Limited 2011 Stock Incentive Plan (the “2011 Plan”), which provide up to an aggregate of 7,350,000 Class A ordinary shares of the Group as share-based compensation to employees, directors, officers and consultants and other eligible personal of the Group.
In 2012, the Group adopted the 2012 Stock Incentive Plan (the “2012 Plan”), which provide up to an aggregate of 9,000,000 Class A ordinary shares of the Group, and the maximum aggregate number of

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
30.	Share-based payments (Continued)

(a)	Share incentive plan (Continued)

shares that may be issued per calendar year is
1,500,000
from
2012
until the termination of the
2012
Plan.
In July 2014, the Group adopted the 2014 Stock Incentive Plan (the “2014 Plan”), in which the maximum aggregate number of ordinary shares may be issued under the 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of the Group’s then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors.
In January 2017, the Group granted 900,000 restricted shares to its senior management, and on the same date, the Group also granted 1,320,000 share options to its senior management at an exercise price of US$68.35 (approximately RMB444.71) per ordinary share pursuant to the Company’s 2014 Share Incentive plan. In December 2018, the exercise price of 660,000 share options among the foregoing batch was adjusted to US$26.30 (approximately RMB180.83) per ordinary share.
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
The Group uses the Binomial model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm. The Group estimates that the forfeiture rate for key manag
e
ment and employees will be nil and 18% for 2017,  nil and 22% for 2018, as w
e
ll as nil
and 25% f
or 2019,
respectively.
The assumptions used in determining the fair value of the shar
e
 options on the grant date were as follows:

Assumptions	2017
Expected dividend yield	0%
Risk-free interest rate	1.96%
Expected volatility	61.0%
Expected life	5 years
Exercise multiples	2.80 times
Weighted average fair value of underlying ordinary shares (US$/share)	25.09

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
30.	Share-based payments (Continued)
(a)	Share incentive plan (Continued)
Note:
(1)	Expected dividend yield:
The expected dividend yield was estimated by the Group based on its dividend policy over the expected life of the options.
(2)	Risk-free interest rate:
Risk-free interest rate was estimated based on the US Treasury Bond as of the valuation date.
(3)	Expected volatility:
The volatility of the underlying ordinary shares was estimated based on historical volatility of the Group for the period before the valuation date with length commensurate to contractual life of the options.
(4)	Expected life:
The expected life was based on vesting term and contractual term of the share options.
(5)	Exercise multiples:
The Group estimated the exercise multiple based on a consideration of various research studies regarding exercise pattern from historical statistical data.
(6)	Fair value of underlying ordinary shares:
The fair values of ordinary shares were determined based on the closing price in the market.
For the years ended December 31, 2017, 2018 and 2019, the share option movements were as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual years to expiry per share	Weighted average fair value at grant date	Weighted average intrinsic value per option	Aggregate intrinsic value
	US$			US$	US$	US$
Outstanding as of December 31, 2016	1,872,941	0.78	4,97 years

Granted	1,320,000	68.35	4.00 years
Exercised	(454,708)	1.95	3.75 years

Outstanding as of December 31, 2017	2,738,233	33.50	4.14 years

Exercised	(356,736)	1.65	2.77 years

Outstanding as of December 31, 2018	2,381,497	26.61	3.05 years

Exercised	(85,706)	0.50	1.21 years

Outstanding as of December 31, 2019	2,295,791	27.59	2.09 years

Non-vested as of December 31, 2019	357,500
Options vested and expected to vest as of December 31, 2019	2,295,791	27.59	2.09 years	18.31	43.26	99,318,793
Exercisable as of December 31, 201 9	1,938,291	23.95	2.10 years	16.47	46.90	90,908,615

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
30.	Share-based payments (Continued)
(a)	Share incentive plan (Continued)

For the years ended December 31, 2017, 2018 and 2019, the Group recognized share
-
based payment expenses of RMB54,505, RMB65,884 and RMB65,165 in connection with the share options granted to key management and employees, respectively. The total fair value of shares vested during the years ended December 31, 2017, 2018 and 2019 was RMB236, RMB122,864 and RMB65,165, respectively.

As of December 31, 2019, there was RMB67,474 (2018: RMB131,395)
unrecognized compensation cost related to unvested share options granted to key management and employees of the Group. The unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average period of 1 year on a straight-line basis schedule as of December 31, 2019.
(b)	Non-vested shares

During 2017, 2018 and 2019, a total of 2,900,580, 1,102,576 and 2,418,556 non-vested
shares were granted to executive officers, employees, members of Audit Committee and consultants of the Group under the 2012 and 2014 Plan, respectively.
Most of the
non-vested
shares granted have a vesting period of four years of employment services with the first one-fourth vesting on the first anniversary from grant date, and the remaining three fourth vesting on a monthly basis over a three-year
period ending on the fourth anniversary of the grant date. The non-vested
shares are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested
shares. In the event a
non-vested
shareholder’s employment for the Group is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to

the
non-vested
shares will terminate effectively. The outstanding
non-vested
shares shall be forfeited and automatically transferred to and reacquired by the Group without any consideration.
For the years ended December 31, 2017, 2018 and 2019, the
non-vested
shares movement was as follows:

Non-vested shares outstanding
Outstanding as of January 1, 2017	2,419,865

Granted	2,900,580
Vested	(925,623)
Forfeited	(464,564)

Outstanding as of December 31, 2017	3,930,258
Granted	1,102,576
Vested	(1,322,560)
Forfeited	(786,772)

Outstanding as of December 31, 2018	2,923,502

Granted	2,418,556
Vested	(1,102,773)
Forfeited	(839,468)

Outstanding as of December 31, 2019	3,399,817

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
30.	Share-based payments (Continued)

(b)	Non-vested shares (Continued)
The Group recognized compensation expense over the four year service periods on a straight
-
line basis, and applied a forfeiture rate of nil for key management for 2017, 2018 and 2019, while the forfeiture rate is 18%, 22% and 25
%
for employees for the years ended December 31, 2017, 2018 and 2019, respectively. The aggregate fair value of the restricted shares at grant dates was RMB1,082,797,
RMB527,552 and RMB693,266 during the years ended December 31, 2017, 2018 and 2019 respectively. The fair values of non-vested
shares are measured at the respective fair values of the Company’s ordinary shares on the grant-dates.
For the years ended December 31, 2017, 2018 and 2019, the Group recognized share
-
based payment expenses of RMB612,593, RMB605,326 and RMB617,192 in connection with the non-vested
shares granted to employees, respectively.
As of December 31, 2019 there was RMB998,075 (2018: RMB1,202,977) unrecognized compensation cost related to non-vested
shares which is expected to be recognized over a weighted average vesting period of 2.38 years. The weighted average granted fair value per share of non-vested
shares granted during the years ended December 31, 2017, 2018 and 2019 was US$55.51 (approximately RMB361.18), US$65.59 (approximately RMB478.47) and US$41.43 (approximately RMB286.64) respectively.
(c)	Share-based awards relating to the Shan Shan Outlets

In December 2019, Shan Shan Outlets, a wholly-owned subsidiary of the Group, has adopted a Stock Incentive Plan (“the Shan Shan Plan”), which provided up to an aggregate of RMB150,000,000, representing 15% of the equity interest of the Shan Shan Outlets as share-based compensation to employees, external assigned employees and other eligible personal. The maximum contractual term of the Shan Shan Plan is 10 years.
In December 2019, 7.5% of the equity interest of the Shan Shan Outlets share options were granted to its executive officer under the Shan Shan Plan.
The vesting period is 4 years where 62.5% will be vested on April 1, 2022 with the remaining to be vested ratably over the remaining vesting period.
No consideration will be transferred to the Group upon exercise, where Shan Shan Outlets shall repurchase the shares at a price determined based on Shan Shan Outlet’s 3-year-audited-average net profit. Accordingly, the award is classified as a liability award with fair value recognised at each period end with the change in fair value is recognised in general and administrative expenses. For the year ended December 31, 2019, the Group recognized share-based payment expenses of RMB5,726 in connection with the share options granted.
The Group uses the Monte Carlo Simulation Mode (the “MC” model) to determine the estimated fair value for share-based compensation liability below with the assistance of an independent valuation firm as of December 31, 2019.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
30.	Share-based payments (Continued)

(c)	Share-based awards relating to the Shan Shan Outlets (Continued)

The assumptions used in determining the fair value of the share-based awards as of December 31, 2019 were as follows:

Assumptions	2019
Expected dividend yield	0%
Risk-free interest rate	2.53%~2.81%
Expected volatility	23.41%~24.02%

Total fair value of underlying registered capital	226,756

Notes:
(1)	Expected dividend yield:

The expected dividend yield was estimated by the Group based on Shan Shan Outlet’s dividend policy over the expected life of the awards.
(2)	Risk-free interest rate:

Risk-free interest rate was estimated based on the China Government Bonds with a maturity life equal to the time period of the simulation as of the valuation date.
(3)	Expected volatility:

The expected volatility was estimated based on the 3-year
average annualized volatility of comparable companies’ revenue.

(d)	Share-based compensation expenses

For the years ended December 31, 2017, 2018 and 2019,
share-based
compensation expenses have been included in the following balances on the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Fulfillment expenses	(73,235)	(73,151)	(112,683)
Marketing expenses	(40,364)	(41,063)	(35,038)
Technology and content expenses	(206,073)	(203,594)	(180,493)
General and administrative expenses	(347,426)	(353,402)	(359,869)

	(667,098)	(671,210)	(688,083)

31 .	Segment information

Segment revenue and results
In the prior years, the Group has identified two major business segments, Vip.com segment and internet finance. Due to operational changes, the Group has determined it has four operating segments in the current year. Vip.com and Shan Shan Outlets have been identified as reportable segments while internet finance and offline shop operating segments were aggregated as others. Given this change in the composition of the

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
31.	Segment information (Continued)

Segment revenue and results (Continued)
Group’s reportable segments, prior year segment information was restated to reflect the current reporting structure for the segments.
The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues
Vip.com	72,875,234	84,159,609	91,435,282
Shan Shan Outlets	—	—	245,817
Others	249,726	753,752	2,638,702
Inter-segment revenues (Note a)	(212,647)	(389,413)	(1,325,383)

Total net revenues	72,912,313	84,523,948	92,994,418
Income (loss) from operations
Vip.com	4,063,238	3,353,658	5,267,814
Shan Shan Outlets	—	—	6,255
Others	(366,025)	(215,459)	227,719
Unallocated expenses (Note b)	(1,006,767)	(717,086)	(728,414)

Total income from operations	2,690,446	2,421,113	4,773,374
Total other (expenses) income	(149,593)	325,962	169,431

Income before income taxes and share of loss of equity - method investees	2,540,853	2,747,075	4,942,805

Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Total depreciation of property and equipment, net
Vip.com	714,656	715,087	771,049
Shan Shan Outlets	—	—	22,551
Others	6,184	55,203	36,768

	720,840	770,290	830,368

Note:
(a)
Inter-segment revenues mainly consist of payment processing, financing services provided by the internet finance business to Vip.com, promotion services provided by Vip.com to internet finance business and internal procurement between offline shops and Vip.com.

(b)	Unallocated expenses include share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
31.	Segment information (Continued)

Segment revenue and results (Continued)
Interest income and expenses (included in the measurement of segment profit or loss):

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Interest income
Vip.com	192,052	232,494	167,550
Shan Shan Outlets	—	—	11,746
Others	4,252	36,946	54,765
Inter-segment interest income	(95,179)	(26,568)	(17,034)

	101,125	242,872	217,027

Interest expense
Vip.com	(55,821)	(103,504)	(42,424)
Shan Shan Outlets	—	—	(8,989)
Others	(121,793)	(82,808)	(51,625)
Inter-segment interest income	95,179	26,568	17,034

	(82,435)	(159,744)	(86,004)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net income of investments accounted under the equity method
Vip.com	(22,280)	(46,999)	(25,590)
Shan Shan Outlets	—	—	52,772

	(22,280)	(46,999)	27,182

F-
73

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
31.	Segment information (Continued)

Segment revenue and results (Continued)

The following assets information is reviewed by the CODM:

	Year ended December 31,
	2018	2019
	RMB	RMB
Total assets
Vip.com	34,867,619	37,727,525
Shan Shan Outlets	—	5,732,260
Others	8,695,044	5,122,893

	43,562,663	48,582,678

Investments in equity - method investees
Vip.com	667,427	737,806
Shan Shan Outlets	—	2,375,146

	667,427	3,112,952

Total expenditure for additions of long-lived assets
Vip.com	3,556,067	3,260,978
Shan Shan Outlets	—	641,722
Others	37,893	374,973

	3,593,960	4,277,673

Other segment information
Product revenues relate to sales of apparel, shoes and bags and other products.
Other revenues relate to revenues from product promotion and online advertising, and commission fees charged to third-party merchants which the Group provides platform access for sales of their product, and revenues from logistic and warehouse services provided to vendors of the Group.

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Product revenues
Apparel	24,642,418	30,446,797	33,575,532
Shoes and bags	8,340,015	8,442,178	9,045,520
Cosmetics	10,607,267	11,700,310	14,645,878
Sportswear and sporting goods	4,747,077	5,699,740	7,333,523
Home goods and other lifestyle products	9,875,682	9,808,677	8,306,962
Toys, kids and baby	6,978,246	8,013,615	10,096,808
Other goods	5,980,948	7,398,958	5,717,088

	71,171,653	81,510,275	88,721,311
Other revenues	1,740,660	3,013,673	4,273,107

Total net revenues	72,912,313	84,523,948	92,994,418

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)
31.	Segment information (Continued)

Other segment information (Continued)
Geographic information
Substantially all revenues and long-lived assets of Group are derived from and located in the PRC.

3 2 .	Subsequent event s

In January 2020, the compensation committee of the Group approved and the Group has
granted, Mr. Eric Shen, the Group’s Chairman and Chief Executive Officer, and Mr. Arthur Hong, the Group’s Vice Chairman and Chief Operating Officer, option
s
to purchase 5,363,788 Class A ordinary shares. Both grants will vest over a six-year period, and their exercise price is US$66.85 per share, or US$13.37 per ADS. The fair value of the option
s
 at
gra
nt date is
estimated
to
be
US$240,114 (approxi
mately RMB1,671,625)
, which will be recognized in share-based compensation expenses over a six-year service
period.
Beginning in January 2020, the recent outbreak of coronavirus (COVID-19) has impacted the Group’s operations, specifically the offline retail shops for walk-in customers. As precautionary measures, the government in China extended the Lunar New Year Holiday into February 2020 and has implemented travel restrictions and closures of certain central China ports and government offices. Offline retail shops of certain region in China have experienced extended closures after the Lunar New Year Holiday. As of the date of this report, the Group has experienced a decline in the offline product revenues as well as the lease income from Shan Shan Outlets. The online product revenue sales decreased also due to delayed logistic services and slow response from the supplier chain.
The government of China has lifted the quarantine measures within the country gradually from the end of March 2020 and the operation of the business has gradually resumed. While the impact of this disruption in 2020 to our business and related financial impacts cannot be reasonably estimated at this time, the Group expects that its consolidated results of operations for the first half of 2020 will be affected with potential continuing impacts on subsequent periods.

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information
 of the Parent Company
Statements of Income and Comprehensive Income
(All amounts in thousands)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(ad)
General and administrative expenses	(696,832)	(694,847)	(31,240)	(4,487)
Other operating income	77,513	36,087	39,385	5,657

( Loss ) i ncome from operations	(619,319)	(658,760)	8,145	1,170
Interest expenses	(54,665)	(57,293)	(9,062)	(1,302)
Share of results of equity method investees	(21,319)	1,642	(6,163)	(885)
Equity income of subsidiaries and VIEs	2,644,958	2,843,198	4,023,912	577,999

Net income	1,949,655	2,128,787	4,016,832	576,982

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	342,348	(7,083)	(25,773)	(3,702)
Share of comprehensive loss of subsidiaries	(22,982)	—	—	—

Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	2,269,021	2,121,704	3,991,059	573,280

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information
 of the Parent Company
Balance Sheets
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(ad)
ASSETS
Cash and cash equivalents	212	44	6
Investment in an equity - method investee	48,292	42,315	6,078
Investment in subsidiaries and VIEs	11,937,122	16,643,391	2,390,674
Amount due from subsidiaries and VIEs	9,614,563	5,146,414	739,236

TOTAL ASSETS	21,600,189	21,832,164	3,135,994

LIABILITIES AND EQUITY
Accrued expenses and other current liabilities	11,106	5,008	719
Convertible senior notes	4,327,268	—	—

Total liabilities	4,338,374	5,008	719

EQUITY
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 116,395,883 and 117,584,362 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	75	76	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	11	11	2
Additional paid-in capital	9,385,216	9,959,497	1,430,592
Retained earnings	7,907,396	11,924,228	1,712,808
Accumulated other comprehensive loss	(30,883)	(56,656)	(8,138)

Total shareholders’ equity	17,261,815	21,827,156	3,135,275

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,600,189	21,832,164	3,135,994

F-
7
7

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information
 of the Parent Company
STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(ad)
Cash flow from operating activities:
Net income	1,949,655	2,128,787	4,016,832	576,982

Adjustments to reconcile net income to net cash by operating activities:
Equity income of subsidiaries and variable interest entities	(2,644,958)	(2,843,198)	(4,023,912)	(577,999)
Share of results of equit y- method investees	21,319	(1,642)	6,163	885
Share-based compensation expenses	667,098	671,210	—	—
Amortization of debt issuance cost	5,950	—	—	—
Changes in operating assets and liabilities:
Investment in subsidiaries and VIEs	—	176,370	—	—
Accrued expenses and other current liabilities	53,870	(10,115)	(5,885)	(846)
Deferred income	(44,109)	—	—	—

Net cash generated from (used in) operating activities	8,825	121,412	(6,802)	(978)

Cash flows from investing activities:
( Loan to ) repa yment from subsidiaries and VIEs	(5,277,028)	(452,366)	4,227,181	607,198

Net cash (used in) provided by investing activities	(5,277,028)	(452,366)	4,227,181	607,198

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of share options	5,969	3,947	297	43
Redemption of convertible senior notes	(21,697)	—	(4,220,841)	(606,286)
Proceeds from issuance of ordinary shares to new investors	5,610,337	—	—	—

Net cash provided by (used in) financing activities	5,594,609	3,947	(4,220,544)	(606,243)

Effect of exchange rate changes on cash and cash equivalents	(44)	(95)	(3)	(1)

Net increase in cash and cash equivalents	326,362	(327,102)	(168)	(24)
Cash and cash equivalents at beginning of the period	952	327,314	212	30

Cash and cash equivalents at end of the period	327,314	212	44	6

F-
7
8

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
As of December 31, 201
9
, RMB7,265,250

of the restricted capital and reserves are not available for distribution respectively, and as such, the condensed financial information of Vipshop Holdings Limited (“Parent Company”) has been presented. Relevant PRC laws and regulations also restrict the subsidiaries in PRC, the VIEs and VIEs’ subsidiaries from transferring a portion of their net assets to the Company in the form of loans and advances or cash dividends.
During each of the three years in the period ended December 31, 2019, no
cash dividend was declared and paid by the Parent Company.
As of December 31, 2019, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.
Basis of preparation
The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in its consolidated financial statements, except that the Parent Company has used the equity method to account for its investment in its subsidiaries, VIEs and VIEs’ subsidiaries. Accordingly, the condensed financial information presented herein represents the financial information of the Parent Company.
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

F-
79