Form 20-F
period 2020-12-31
Vipshop Holdings Ltd
filed 2021-04-16
CIK 1529192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
128 Dingxin Road
Haizhu District, Guangzhou 510220
People’s Republic of China
(Address of Principal Executive Offices)
David Cui, Chief Financial Officer
Vipshop Holdings Limited
128 Dingxin Road
Haizhu District, Guangzhou 510220
People’s Republic of China
Telephone: +86 (20) 2233-0025
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 119,223,484 Class A ordinary shares, par value US$0.0001 per share, and 16,510,358 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2020.
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

INTRODUCTION
In this annual report, unless otherwise indicated or unless the context otherwise requires:

•	“active customers” refers to registered members who have purchased from our online sales business or our online marketplace platforms at least once during the relevant period;

•	“ADSs” refers to the American depositary shares, each of which represents 0.2 Class A ordinary shares of our company, par value US$0.0001 per share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;

•	“cumulative customers” refers to all customers who had purchased products from our Vipshop Online Platform at least once during the period from our inception on August 22, 2008 to a specified date;

•	“daily unique visitors” or “monthly unique visitors” refers to the number of different IP addresses from which our Vipshop Online Platform is visited during a given day or a given month, respectively;

•	“discount retailers” refers to retailers that primarily offer branded merchandise systematically at lower-than regular prices through both online and offline channels on a permanent basis;

•
“discount retail market” includes discount retailers that primarily offer brand-named merchandise systematically at lower-than regular prices branded through both online and offline channels on a permanent basis. Regular retailers that may employ special discount events from time to time are excluded from this market;

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
Our reporting currency is Renminbi because our business is primarily conducted in China and most of our revenue is denominated in Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.5250 to US$1.00, which was the certified noon buying rate in effect as of December 31, 2020, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The certified noon buying rate in effect as of April 9, 2021 was RMB6.5522 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data
Selected Consolidated Financial Data
The following selected consolidated statements of income data for the three years ended December 31, 2018, 2019, and 2020, and the selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
Our selected consolidated statements of income data for the two years ended December 31, 2016 and 2017, and our selected consolidated balance sheets data as of December 31, 2016, 2017, and 2018 have been derived from our audited consolidated financial statements not included in this annual report.
Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except percentages, number of shares, and per share and per ADS data)
Selected Consolidated Statements of Income Data:
Product revenues	55,281,900	71,171,653	81,510,275	88,721,311	97,449,712	14,934,822
Other revenues	1,309,402	1,740,660	3,013,673	4,273,107	4,408,777	675,675

Total net revenues	56,591,302	72,912,313	84,523,948	92,994,418	101,858,489	15,610,497
Cost of revenues (1)	(42,994,688)	(56,618,471)	(67,454,981)	(72,314,190)	(80,573,181)	(12,348,380)

Gross profit	13,596,614	16,293,842	17,068,967	20,680,228	21,285,308	3,262,117
Operating expenses (2)
—Fulfillment expenses (3)	(4,904,526)	(6,899,654)	(7,489,393)	(7,317,706)	(6,878,991)	(1,054,251)
—Marketing expenses	(2,837,680)	(2,978,621)	(3,240,450)	(3,323,927)	(4,284,274)	(656,594)
—Technology and content expenses	(1,563,582)	(1,808,452)	(2,000,894)	(1,568,107)	(1,221,264)	(187,167)
—General and administrative expenses	(1,941,146)	(2,447,724)	(2,674,179)	(4,064,264)	(3,748,548)	(574,490)
—Goodwill impairment loss	—	—	—	(278,263)	—	—

Total operating expenses	(11,246,934)	(14,134,451)	(15,404,916)	(16,552,267)	(16,133,077)	(2,472,502)
Other operating income	358,029	531,055	757,062	645,413	707,855	108,483

Income from operations	2,707,709	2,690,446	2,421,113	4,773,374	5,860,086	898,098

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except percentages, number of shares, and per share and per ADS data)
Income before income taxes and share of (loss)/income of equity method investees	2,666,084	2,540,853	2,747,075	4,942,805	7,019,357	1,075,765
Income tax expenses	(601,828)	(626,140)	(566,604)	(983,554)	(1,130,016)	(173,183)
Share of (loss)/income of equity method investees	(71,489)	(22,280)	(46,999)	27,182	30,015	4,600

Net income	1,992,767	1,892,433	2,133,472	3,986,433	5,919,356	907,182

Net loss/(income) attributable to non-controlling interests	44,050	57,222	(4,685)	30,399	(12,399)	(1,900)
Net income attributable to our shareholders	2,036,817	1,949,655	2,128,787	4,016,832	5,906,957	905,282

Shares used in calculating earnings per share
Class A and Class B ordinary shares:
—Basic	115,958,088	117,554,229	132,266,157	133,524,129	135,077,790	135,077,790
—Diluted	125,817,183	125,715,833	140,083,610	136,081,415	138,036,010	138,036,010
Net earnings per Class A and Class B ordinary share
Net income attributable to our shareholders—Basic	17.57	16.59	16.09	30.08	43.73	6.70
Net income attributable to our shareholders—Diluted	16.86	15.94	15.61	29.58	42.79	6.56
Net earnings per ADS (1 Class A ordinary share equals 5 ADSs)
—Basic	3.51	3.32	3.22	6.02	8.75	1.34
—Diluted	3.37	3.19	3.12	5.92	8.56	1.31

Notes:
(1)
Excludes shipping and handling expenses, and includes inventory write-down that amounted to RMB303.2 million, RMB206.7 million, RMB440.8 million, RMB347.5 million, and RMB554.9 million (US$85.0 million) for the years ended December 31, 2016, 2017, 2018, 2019, and 2020, respectively.

(2)	Include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	(38,428)	(73,235)	(73,151)	(112,683)	(100,486)	(15,400)
Marketing expenses	(38,459)	(40,364)	(41,063)	(35,038)	(16,534)	(2,534)
Technology and content expenses	(183,122)	(206,073)	(203,594)	(180,493)	(152,234)	(23,331)
General and administrative expenses	(215,644)	(347,426)	(353,402)	(359,869)	(681,794)	(104,490)

Total	(475,653)	(667,098)	(671,210)	(688,083)	(951,048)	(145,755)

(3)
Include shipping and handling expenses, which amounted to RMB2.58 billion, RMB3.83 billion, RMB4.50 billion, RMB4.63 billion, and RMB4.51 billion (US$690.9 million) for the years ended December 31, 2016, 2017, 2018, 2019, and 2020, respectively.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash, cash equivalents and restricted cash	4,109,577	10,221,992	10,038,472	7,719,285	12,811,321	1,963,421
Total current assets	14,580,872	25,916,138	27,325,637	23,028,041	31,172,982	4,777,468
Total assets	25,094,453	37,982,820	43,562,663	48,582,678	58,940,814	9,033,075
Total liabilities	19,312,649	23,732,244	26,351,870	26,332,981	29,555,025	4,529,506
Total shareholders’ equity	5,781,804	14,250,576	17,210,793	22,249,697	29,385,789	4,503,569

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
In addition, we seek to expand into the offline retail business to supplement our online business. We acquired 100% equity interests in Shan Shan Commercial Group Co., Ltd., or Shan Shan Outlets, a leading player in the offline outlet management industry in China, in accordance with a share purchase agreement entered into in July 2019. To continue to expand into the offline business, we further acquired additional equity interests of 30.38% and 40% in Shanjing business management Co., Ltd. and Harbin Shan Shan Chunxiaqiudong Properties Co., Ltd in May and July 2020, respectively, and obtained control over these two entities. In December 2020, we also made capital injection to Guiyang Shan Shan Guangda Outlets Plaza Co., Ltd., to acquire 60% equity interests and obtain control over the entity.
We also operate offline retail stores under our own Vipshop brand to expand cooperation with our brand partners and help them clear their inventories more effectively. As of December 31, 2020, we had approximately 240 Vipmaxx offline stores and approximately 310 Vipshop offline stores. We cannot assure you that we will be able to compete successfully with existing offline competitors, including, among others, traditional offline malls that have accumulated considerable customer base and offline stores of other reputable online retailers. We may lack sufficient experience in or capabilities for offline operations, including offline store management. We may not be able to locate desirable sites for our stores. Operating offline stores requires considerable capital and personnel, and we may not be able to generate profits from our offline business to cover the relevant cost within a short period of time. The occurrence of any of the above may adversely affect our business, prospects, financial condition, and results of operations.
Furthermore, we have participated in the Internet finance sector for a few years. Starting from 2019, we have scaled back our Internet finance business, which currently serves as a supporting function for our core online retail business. We cooperate with banks and third-party consumer financing companies to provide consumer loans to our customers, and charge the banks and third-party consumer financing companies channel fees at certain percentages of the loan amounts. See “—We have limited experience in operating an Internet finance business, and exposure to credit risks or significant deterioration in the asset quality of our Internet finance business may materially and adversely affect our business, financial condition, and results of operations.” and “Item 4.B. Information on the Company—Business Overview—Our Product and Service Offerings—Other Services.”
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
Our business, financial condition, and results of operations have been and may continue to be adversely affected by the
COVID-19
pandemic.
The
COVID-19
pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. In the first half of 2020, the
COVID-19
pandemic resulted in quarantines, travel restrictions, and the temporary closure of business venues and facilities in China, with some of these restrictive measures still sporadically in effect today.
In the first quarter of 2020, we experienced a meaningful decline in our sales and profitability as a result of the reduced demand from our customers due to their reduced need of leaving households during the outbreak. In addition, our China-based facilities underwent temporary closure in February 2020, and most of our employees had worked from home for weeks, both as part of China’s nationwide efforts to contain the spread of the
COVID-19.
Our service capacity and operational efficiency were therefore negatively affected in February. Since late February 2020, we and our suppliers and business partners have been gradually recovering from the general shutdown and delay in commencement of operations in China. During the heights of the
COVID-19
pandemic, the abilities of our product and service suppliers to maintain sufficient inventories and timely deliver products and services have been adversely affected by their insufficient workforce as a result of temporary travel restrictions in China and the necessity to comply with disease control protocols in our business facilities. Moreover, the
COVID-19
pandemic also had an adverse impact on our construction projects. In addition, the global spread of
COVID-19
has also affected our overseas suppliers. The global spread of
COVID-19
in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations will depend on future developments, especially the effectiveness of the global containment of the
COVID-19,
which are highly uncertain and cannot be predicted.
Many of the quarantine measures within China have since been relaxed as of the date of this annual report, and we have resumed normal operations since late February 2020. The sales of apparel, our best-selling product category, returned to normal in May 2020. However, our results of operations may still be adversely affected to the extent that
COVID-19
pandemic continues to affect the Chinese economy in general or the re-imposition
of regional quarantine measures as a result of newly discovered
COVID-19
cases. We are unable to predict the duration and severity of the
COVID-19
pandemic, the responses thereto, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, and the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented. We cannot assure you that the
COVID-19
pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If the
COVID-19
pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.
If we fail to manage our relationships with, or otherwise fail to procure products at favorable terms from, our existing brand partners, or if we fail to attract new brand partners, our business and growth prospects may suffer.
We source our products from both domestic and international brand partners. As of December 31, 2018, 2019, and 2020, we worked with over 17,000, 18,000, and 21,000 brand partners, respectively. We depend significantly on our ability to source products from brand partners on favorable pricing terms, typically at a substantial discount to the original sales price. However, our agreements do not ensure the long-term availability of merchandise or the continuation of any particular pricing practices. We cannot assure you that our current brand partners will continue to sell products to us on commercially acceptable terms, or at all. In the event that we are not able to purchase merchandise on favorable pricing terms, our revenues, profit margin, and earnings may be materially and adversely affected. Our brand partners primarily include brand owners, and to a lesser extent, brand distributors and resellers. If any brand distributor or reseller fails to obtain or maintain appropriate authorization from the relevant brand owner to sell certain products to us, such brand distributor or reseller may cease selling such products to us at any time, which may adversely affect our business and revenues. Furthermore, although we, as an online distributor, are not directly responsible to obtain customs clearance or other relevant permits for the sale of products imported by our brand partners, we are required under the relevant PRC laws to check whether our brand partners who have imported such products have obtained the requisite import-related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. If any of our brand partners fails to pay the required import tariffs, fails to obtain clearance from the customs or inspection and quarantine bureaus, or fails to meet the product labeling or other mandatory specification requirements, and sells such imported products to us, we may be subject to fines, suspension of business, and confiscation of unlawfully sold products and the proceeds from such sales, depending on the nature and gravity of such liabilities.
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
The online discount retail market is rapidly evolving and competitive. Our primary competitors include pure-play online discount retailers and other online discount retailers in China. We compete with others based on a number of factors, including:

•	ability to identify products in demand among consumers and source these products on favorable terms from brand suppliers;

•	focus on and expertise in apparel-related categories;

•	ability to offer a curated selection of products catering to consumer preferences;

•	pricing advantage due to our discount retail model;

•	breadth and quality of product offerings;

•	platform features;

•	customer service and fulfillment capabilities; and

•	solid reputation among consumers and brands.
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
We recorded RMB440.8 million, RMB347.5 million, and RMB554.9 million (US$85.0 million) in inventory write-down in the years ended December 31, 2018, 2019, and 2020, respectively. Such write-downs primarily reflected the estimated net realizable value of damaged or obsolete inventory.
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
Purchases of apparel, fashion accessories, and other items over the Internet may be subject to higher return rates than merchandise sold at physical stores. In order to accommodate our customers and to overcome any hesitance that they may have in shopping with us, we currently implement a unified seven-day
product return policy for purchases via our Vipshop Online Platform and refund our customers if they refuse to accept the delivery, which also constitutes a product return. Our product return rates remained stable from 2013 to 2017, and slightly increased in 2018, 2019, and 2020 due to the repositioning of our business focus towards the apparel category since 2018 and the implementation of our new Super VIP Membership program in 2018, which offers free shipping and free return for its paid members. If we are unable to efficiently manage our product return rates within an appropriate range relative to our sales volume, or if our product return rates increase or are higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rates for such products increase significantly, we may experience an increase in our inventory balance, inventory impairment, and fulfillment costs, which may materially and adversely affect our working capital. As a result, our business, financial condition, and results of operations may be materially and adversely affected.
We rely on online retail of apparel products for a significant portion of our total net revenues.
Historically, online retail sales of apparel products accounted for a significant portion of our total net revenues. We expect that sales of these products will continue to grow and represent a significant portion of our total net revenues in the near future. We have increased our offerings to include other product categories, including cosmetics, home goods, mother and baby care products, accessories, wellness products, consumer electronic products, furniture, bed and bath, food and snacks, and other lifestyle products. However, we do not expect the sales of these new products and services to increase to a level that would reduce our dependence on our current line of products and services. Any failure in maintaining or increasing the number of our online retail customers or our sales volumes could result in our inability to retain or capture a sufficient share of the markets that we are targeting. Any event that results in a reduction in our sales of apparel products could materially and adversely affect our ability to maintain or increase our current level of revenue, our profitability, and business prospects.
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
Substantially all of our total net revenue is generated through an online retail business model, and in particular, an online flash sales business model. While online retail businesses have existed in China since the 1990s, only a limited number of these companies became profitable. The flash sales business model originated in

Europe in 2001 and then spread to the United States, and later to China. The long term viability and prospects of the online retail industry, particularly companies utilizing an online flash sales business model, and B2C
e-commerce
business generally in China, remain subject to significant uncertainty. Our business, financial condition, and results of operations will depend on numerous factors affecting the development of the online flash sales business and, more broadly, the online retail and
e-commerce
businesses in China, which may be beyond our control. These factors include the general economic conditions in China, the growth of Internet usage, the confidence in and level of
e-commerce
and online spending, the emergence of alternative retail channels or business models, the success of marketing and brand building efforts by
e-commerce
and flash sales companies, and the development of payment, logistics, after-sale, and other services associated with
e-commerce
and flash sales.
The proper functioning of our IT systems is essential to our business. Any failure to maintain the satisfactory performance, security, and integrity of our Vipshop Online Platform and systems will materially and adversely affect our business, reputation, financial condition, and results of operations.
Our IT systems mainly include technology infrastructure supporting the user interface of our Vipshop Online Platform, as well as our customer service, enterprise resource planning, warehouse management, product information management, business intelligence, and administration management systems. The satisfactory performance, reliability, and availability of our IT systems are critical to our success, our ability to attract and retain customers, and our ability to maintain a satisfactory customer experience and level of customer service.
Our servers may be vulnerable to computer viruses, user traffic boom that exceeds the capacity of our servers, physical or electronic break-ins,
and other disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data, or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We did not have material system failure in 2020.
Additionally, we intend to continue using our available cash and financing options to upgrade and improve our IT systems and cybersecurity to support our business growth. For the year ended December 31, 2018, 2019, and 2020, we spent RMB244.5 million, RMB126.7 million, and RMB37.0 million (US$5.6 million) to maintain our IT and cybersecurity protections. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future IT systems do not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn, could materially and adversely affect our business, financial condition, and results of operations.
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
We accept payments using a variety of methods, including our Vipshop Payment service and payment through third-party online payment services, such as WeChat Pay and Alipay. For certain payment methods, including credit and debit cards processed via our Vipshop Payment service, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may be subject to fraud, customer data leakage, and other illegal activities in connection with the various payment methods we offer. We may also be subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.
The security of operations of our own and other third-party online payment services may materially and adversely affect our business.
Currently, we accept payments through our own Vipshop Payment service and other third-party online payment service providers, such as WeChat Pay and Alipay. In the year ended December 31, 2018, 2019, and 2020, approximately 93%, 97%, and 100% of our total online orders were collected through online payment services, of which WeChat Pay was used to process a significant portion of our total orders, and our Vipshop Payment service was used to process a meaningful portion of our total orders. We expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment services. In all these online payment transactions, secured transmission of confidential information such as customers’ credit card numbers and personal information over public networks is essential to maintain consumer confidence.
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
Our business, financial condition, and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. The retail industry, including the online retail sector, is highly sensitive to general economic changes. Although our discount retail business is typically counter-

cyclical, online purchases tend to decline significantly during recessionary periods and approximately 100%, 98%, and 97% of our total net revenue is derived from online retail sales, which is total net revenue exclusive of net revenue from Shan Shan Outlets and offline stores in China in 2018, 2019, and 2020. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies, and global pandemics such as the
COVID-19
can adversely affect consumer confidence and spending. The domestic and international political environments, including military conflicts and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our business, financial condition, and results of operations.
We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms.
We have been and may continue to be subject to allegations that some of the items sold on our platforms are counterfeit or unauthorized from the relevant brand owners. As of December 31, 2018, 2019, and 2020, we worked with over 17,000, 18,000, and 21,000 brand partners, respectively, via our Vipshop Online Platform. We cannot assure you that measures we have adopted in the course of sourcing such products to ensure their authenticity or authorization and to minimize potential liability of infringing third parties’ rights will be effective. Any inadvertent sales of counterfeit, non-authentic
or unauthorized items, or public perception of such incidents, could harm our reputation, impair our ability to attract and retain customers, and cause us to incur additional costs to respond to any incident of this nature. If counterfeit products, unauthorized products, or products, images, logos, or any other information that otherwise infringe third parties’ rights are sold or posted on our platform, we could also face infringement claims. We have occasionally received claim letters alleging our infringement of third-party rights. In December 2015, we received various consumer complaints about non-authentic
Maotai liquor purchased during our annual promotion and confirmed that one of our vendors supplied
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
Our business generates and processes a large amount of data, and we are required to comply with PRC laws relating to privacy and cyber security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security, and other factors; and

•
complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure, and security of personal information, including any requests from regulatory and government authorities relating to this data.

The PRC regulatory and enforcement regime with regard to data security and data protection is constantly evolving and can be subject to significant change, making the extent of our responsibility in that regard uncertain. According to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in China should be stored in China, and the law imposes heightened regulation and additional security and privacy protection obligations on operators of critical information infrastructure. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Internet Privacy.” However, there are uncertainties with respect to how the PRC Cybersecurity Law will be implemented and interpreted in practice. PRC regulators, including the PRC Ministry of Industry and Information Technology, or the MIIT, and the PRC Cyberspace Administration, have been increasingly focusing on regulation in the areas of data security and data protection. On November 28, 2019, the PRC Cyberspace Administration, the MIIT, the PRC Ministry of Public Security, and the PRC State Administration for Market Regulation, or the SAMR, promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self-examination and self-correction. In July 2020, the Standing Committee of the National People’s Congress published for public comment a draft Data Security Law, which provided that at the national level, varying levels of data protective measures will be applied based on the level of importance of the data and a centralized mechanism for risk assessment, risk monitoring, early potential data security risk warning, and emergency response will be established. The draft Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. In addition, the Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-Monopoly Committee of the State Council on February 7, 2021 also prohibits compulsory user information collection by online platforms operators. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
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
In addition, the methods used by hackers and others to engage in illegal online activities are increasingly sophisticated and constantly evolving. Significant capital, managerial, and other resources may be required to ensure and enhance information security or to address the issues caused by such security failure. Any perception by the public that
e-commerce
and transactions, or the privacy of user information, are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online retail and other online services generally, which may also in turn reduce the number of orders we receive and materially and adversely affect our business, financial condition, and results of operations.
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners, and others, to protect our proprietary rights. As of December 31, 2020, we had been granted 118 patents and submitted 246 patent applications in China, owned 1,864 registered trademarks in China and 115 registered trademarks outside China, 154 copyrights (including copyrights with respect to 151 software products in China developed by us relating to various aspects of our operations), and 332 registered domain names that are material to our business, including
vip.com
and
vipshop.com
. See “Item 4.B. Information on the Company—Business Overview—Intellectual Property.”
It is often difficult to register, maintain, and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreements and license agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could materially and adversely affect our business, financial condition, and results of operations.
We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.
We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights, or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States, or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source codes in self-developed software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations, and financial condition.
We may be subject to litigation and regulatory proceedings.
We may be subject to litigation and regulatory proceedings relating to third-party and principal intellectual property infringement claims, contract disputes involving brand partners, consumer protection claims, claims relating to data and privacy protection, employment related cases, and other matters in the ordinary course of our business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment, ruling or decision against us. In addition, we may decide to enter into settlements that may adversely affect our results of operations and financial condition. Furthermore, in May 2020, the Hong Kong Independent Commission Against Corruption charged two individuals with commercial bribery offenses in connection with alleged conduct dating back to the period from 2013 to 2016. The two individuals were associated with entities that had business dealings with us during the referenced period. Although neither our company nor any of our employees is a party to the case or has been accused of any wrongdoing, there can be no assurance that the outcome or consequence of such case, if any, will not have any material and adverse effect on our public image, reputation, business prospects, results of our operations, and financial condition.
As a publicly-listed company, we may face additional exposure to claims and lawsuits inside and outside China, including securities law class actions. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management’s attention away from the day-to-day
operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation. Our directors and executive officers may also face litigation or proceedings unrelated to their respective capacity as a director or executive officer of our company, and such litigation or proceedings may adversely affect our public image and reputation.
The existence of litigation, claims, investigations, and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading price of our ADSs. The outcome of any claims, investigations, and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation, or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business, or require us to change the manner in which we operate.

We may be subject to potential government investigations or enforcement actions under anti-monopoly and anti-competition laws and regulations.
The PRC government, media outlets, and public advocacy groups have been increasingly focused on anti-monopoly and anti-unfair competition recently. In October 2020, the SAMR issued the Interim Provisions for Regulating Promotional Activities, which took effect on December 1, 2020. Among other things, these interim provisions are designed to promote consumer protection and prohibit false or misleading commercial information used in promotional activities. Failure to comply with these provisions may subject us to penalties or other administrative actions by regulatory authorities. On February 7, 2021, the Anti-Monopoly Committee of the State Council further published the Anti-monopoly Guidelines for the Platform Economy Sector that aims at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. Such guideline specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as forcing the users to choose the product or service of one operator exclusively from the other. However, since it is newly enacted, there are substantial uncertainties relating to its interpretation and implementation. We may face challenges in addressing its requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. We have been be subject to administrative proceedings relating to anti-unfair competition laws, and may be subject to administrative proceedings relating to anti-monopoly and anti-unfair competition laws and regulations in the future. For instance, we received an administrative penalty decision issued by the SAMR in December 2020 for certain unfair pricing conduct during the November 11 promotional campaign. On January 14, 2021, we received a notice of investigation from the SAMR, which stated that the SAMR had commenced an investigation against us pursuant to the Anti-Unfair Competition Law. On February 8, 2021, we received the decision from the SAMR regarding the investigation. We are subject to a fine of RMB3 million and we have paid such fine on February 8, 2021. We will rectify the identified issues with respect to our business operations in accordance with the decision issued by the SAMR, and stay compliant with the Anti-Unfair Competition Law. The fine and rectification to our business operations will have limited impact to our operations and financial condition. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations, and business prospects.
We are subject to changing law and regulations regarding regulatory matters, corporate governance, and public disclosure that have increased both our costs and the risk of non-compliance.
We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, or SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.
Moreover, because these laws, regulations, and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Future strategic alliances or acquisitions may materially and adversely affect our business, financial condition, and results of operations.
We may pursue selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our brand to new customers and suppliers, expand our product and service offerings, and improve our technology infrastructure. We may also pursue strategic initiatives with brands and platforms in international markets.
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
In addition, although we have no current acquisition plans, we may consider entering into strategic acquisition of other companies, businesses, assets, or technologies that are complementary to our business and operations as part of our growth strategy. For example, in March 2018, we agreed to invest up to US$250 million in a private equity fund focusing on technology-enabled consumer, retail, and other related businesses. In July 2019, we entered into a share purchase agreement with Ningbo Xingtong Chuangfu Equity Investment Partnership and Shan Shan Group Co., Ltd. in connection with the acquisition of 100% equity interests in Shan Shan Outlets. In October 2019, we agreed to invest up to RMB2 billion in another private equity fund focusing on technology-enabled consumer, retail, and other related businesses. In May and July of 2020, we acquired additional equity interests of 30.4% and 40% in Ningbo Shanjing and Harbin Shan Shan for cash consideration of RMB236,250 and RMB311,200, respectively. As a result of these transactions, we obtained control in these two entities.
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
Any interruption in the operation of our logistics hubs or data centers for an extended period may materially and adversely affect our business.
Our ability to process and fulfill orders accurately and to provide high-quality customer service depends on the efficient and uninterrupted operation of our logistics hubs and self-owned servers located in data centers operated by major PRC Internet datacenter providers. Our logistics hubs and data centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins,
earthquake, human errors, and other events. We have developed a disaster tolerant system which includes real-time data mirroring, daily data back-up
and system redundancy solutions. However, we do not carry business interruption insurance. The occurrence of any of the foregoing risks could materially and adversely affect our business, prospects, financial condition, and results of operations.

Pandemics, epidemics, or fear of spread of contagious diseases could disrupt our operations or Chinese or global economies, which could materially and adversely affect our business, financial condition, and results of operations.
In addition to the impact of
COVID-19,
global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as H1N1 flu, H7N9 flu, avian flu, severe acute respiratory syndrome (SARS), Ebola, or other disease could disrupt our business operations in China and elsewhere in the world, reduce or restrict our fulfillment capacity, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Any one or more of these events or recurrence may adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.
We have limited experience in operating an Internet finance business, and exposure to credit risks or significant deterioration in the asset quality of our Internet finance business may materially and adversely affect our business, financial condition, and results of operation.
Over the past few years, we have participated in the emerging Internet finance sector in China, providing both consumer financing and supplier financing services. Starting from 2019, we scaled back our Internet finance business, which currently serves as a supporting function for our core online retail business. We cooperate with banks and third-party consumer financing companies to provide consumer loans to our customers, and charge the banks and third-party consumer financing companies a certain percentage of channel fees. Operating in this highly-regulated and fast-changing business sector involves risks and challenges. Our lack of familiarity with the Internet finance sector may make it difficult for us to capture the demands and preferences in the market and provide financial service products that meet our customers’ requirements and preferences. We may not be able to achieve customer satisfactory.
Additionally, the risk of nonpayment of loans is inherent in the financing business. Although we have largely terminated providing loans to customers and suppliers by ourselves to reduce the credit risks we bear directly, we are not fully exempt from all the risks associated with potential bad debts. Defaults in payment for loans by our customers and suppliers expose us to bad debts. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our Internet finance business. Any significant deterioration in the asset quality of our Internet finance business and significant increase in associated credit risks may materially and adversely affect our business, financial condition, and results of operations.
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
Our business operations depend on the continuing efforts of our management, particularly the executive officers named in “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management.” If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements we have entered into with our management team, particularly in China, where all these individuals reside. As a result, our business may be negatively affected due to the loss of one or more members of our management.
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
Some of our landlords do not have proper ownership certificates or authorization of sublease for the properties we lease, or have other restrictions on their ownership of the properties. In particular, several of our offices in Guangzhou, China are located on land allocated by local government, and the landlord has not obtained the relevant government approvals for leasing the premises. In addition, some of our leased properties were mortgaged by the owners to third parties before we entered into lease agreements with them, and if such owners fail to perform their obligations secured by such properties and the mortgage is enforced by the third parties, we may be unable to continue to lease such properties and may be forced to relocate. Furthermore, a few of our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC laws. According to PRC laws, rules, and regulations, failure to register a lease agreement will not affect its effectiveness between the landlord and the tenant. However, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease and failure to make corrections within specified time limit. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities or any third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of the leased properties will not be challenged by the government authorities or third parties alleging ownership of such properties. In the event that our use of properties is successfully challenged, we may be forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition, and results of operations may be materially and adversely affected.
If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.
We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form
20-F.
In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2020, as included in this annual report. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2020. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2020. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.

Our business, financial condition, and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.
COVID-19
had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue in the foreseeable future. China had a negative gross domestic product, or GDP, growth in the first quarter of 2020, which broke the record of the continued GDP growth in China for the past decades. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. United Kingdom’s exit from the European Union, commonly referred to as the “Brexit,” has created significant uncertainty about the future relationship between the United Kingdom and the European Union. These developments, or the perception that any of them could occur, may adversely affect European and worldwide economic and market conditions. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations, and financial condition.
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
We experience seasonality in our business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during holidays in China, particularly during the Chinese New Year period in the first quarter of the year, when customers tend to shop less. Furthermore, sales in the retail industry are typically significantly higher in the fourth quarter of the year than in the preceding three quarters.
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
Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, provision of online information, and operation of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide value-added telecommunication services, including commercial Internet content services and online data processing and transaction processing (operating
e-commerce)
services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity operating value-added telecommunication services (except for operating
e-commerce,
domestic multi-party communication,
store-and-forward
and call center), including commercial Internet content provision business. The Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain value-added telecommunication business operating licenses to operate any value-added telecommunications business in China. Because commercial Internet content provision is a value-added telecommunication business, foreign-invested enterprises that plan to engage in Internet content provision business must obtain value-added telecommunication business operating licenses for Internet content provision business. Operators of domestic call centers are required to obtain value-added telecommunication business operating licenses for operating domestic call center services. Meanwhile, the operators of online platforms that provide access to third-party merchants for sales of their products are also required to obtain value-added telecommunication business operating licenses for online data processing and transaction processing (operating
e-commerce)
services. Under the MIIT Circular, a PRC domestic company that holds a value-added telecommunication business operating license, including the value-added telecommunication business operating license for Internet content provision business or online data processing and transaction processing (operating
e-commerce)
services, is prohibited from leasing, transferring, or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites, or facilities, to foreign investors that operate value-added telecommunications business illegally in China.
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
E-Commerce
Co., Ltd., or Vipshop
E-Commerce,
Guangzhou Vipshop Information Technology Co., Ltd., or Vipshop Information, and Pin Jun Tong Enterprise Management & Consulting Co., Ltd., or Pin Jun Tong. Because all shareholders of our consolidated affiliated entities are PRC citizens, our consolidated affiliated entities are considered PRC domestic companies under PRC laws. As of the date of this annual report, Vipshop
E-Commerce
held an EDI License valid until December 2022, which is required for providing platform access to third-party merchants for their sales of products to further develop our business. For a detailed description of these licenses and permits, see “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Licenses and Permits.” Each of our consolidated affiliated entities is a PRC limited liability company. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”
In the opinion of our PRC counsel, Han Kun Law Offices, based on its understanding of the relevant PRC laws, rules, and regulations, our current ownership structure, the ownership structure of our PRC subsidiaries, and our consolidated affiliated entities, each as described in this annual report, do not violate any existing PRC laws, rules, and regulations, and the contractual arrangements among (a) Vipshop China, (b) Vipshop
E-Commerce,
and (c) shareholders of Vipshop
E-Commerce
as one set and the other two sets concerning our insignificant consolidated affiliated entities, each as described in this annual report, are not in violation of any existing PRC laws, rules, and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. See also “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Our business may be significantly affected by the newly enacted PRC Foreign Investment Law.” Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to or otherwise different from that of our PRC counsel.
If our ownership structure, contractual arrangements, and businesses of our company, our PRC subsidiaries, or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant government authorities, including the China Securities Regulatory Commission, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or our consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or our consolidated affiliated entities, shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from any securities offerings outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition, and results of operations.
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
Because of PRC restrictions on foreign ownership of Internet-based businesses in China, we depend on contractual arrangements with our consolidated affiliated entities, in which we have no ownership interest, through our PRC subsidiaries to partially conduct our operations. These contractual arrangements, governed by PRC laws, are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding, and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated affiliated entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. If we held controlling equity interest in our consolidated affiliated entities, we would be able to exercise our shareholder rights to effect changes to its board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level of the consolidated affiliated entities. However, under the current contractual arrangements, if our consolidated affiliated entities or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies, including arbitration and litigation, under PRC law, which may not be sufficient or effective. In particular, the contractual arrangements relating to Vipshop
E-Commerce
and the other two consolidated affiliated entities, namely Vipshop Information and Pin Jun Tong, provide that any dispute arising from these arrangements will be resolved by arbitration, and any ruling of such arbitration will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation, and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entities. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation, and we may not be able to consolidate the financial results of our consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
The shareholders of our significant consolidated affiliated entity have potential conflict of interest with us, which may adversely affect our business.
Each shareholder of Vipshop
E-Commerce
is a shareholder and director of our company. Equity interest held by each of these shareholders in our company is less than its interest in Vipshop
E-Commerce.
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
As part of our contractual arrangements with our consolidated affiliated entities, some of these entities hold certain assets that are important to the operation of our business. If any of our consolidated affiliated entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could adversely affect our business, financial condition, and results of operations. If any of our consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

Our business may be significantly affected by the newly enacted PRC Foreign Investment Law.
On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the PRC Wholly Foreign-Invested Enterprise Law, the PRC Sino-Foreign Cooperative Joint Venture Enterprise Law, and the PRC Sino-Foreign Equity Joint Venture Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is newly enacted, there are substantial uncertainties relating to its interpretation and implementation. For example, the law adds a catch-all
clause to the definition of “foreign investment,” which includes investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the PRC State Council, without further elaboration on the scope of “other means.” The Implementing Regulation of the Foreign Investment Law adopted by the State Council on December 26, 2019 did not provide further clarification for such “other means” either. The current laws and regulations leave leeway for the future legislations to be promulgated by competent PRC legislative institutions to provide for contractual arrangements as a form of foreign investment and subject to foreign investment restrictions. It is therefore uncertain whether our corporate structure may be deemed as violating the foreign investment restrictions in China. Furthermore, if future legislations prescribed by the PRC State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance, and business operations could be materially and adversely affected.
Our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.
We might be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our PRC subsidiaries and our consolidated affiliated entities were not entered into on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our consolidated affiliated entities adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing our tax expenses, which could subject our consolidated affiliated entities to late payment fees and other penalties for underpayment of taxes. The PRC Enterprise Income Tax Law requires every enterprise in China to submit annual report of enterprise income tax together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.
If our PRC subsidiaries and consolidated affiliated entities fail to obtain and maintain the requisite assets, licenses, and approvals required under PRC laws, our business, financial condition, and results of operations may be materially and adversely affected.
Foreign investment and the Internet industry in China are highly regulated by the PRC government, and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. See “Item 4.B. Information on the Company—Business Overview—Regulation— Regulations Relating to Foreign Investments in Value-Added Telecommunications Businesses.” Our PRC subsidiaries and our consolidated affiliated entities are required to obtain and maintain certain assets relevant to their businesses as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant government authorities. Furthermore, our PRC subsidiaries and our consolidated affiliated entities may be required to obtain additional licenses. For instance, as we have launched various Internet finance businesses, we are required to obtain and hold various licenses, permits, or approvals that are required for the provision of those Internet finance services, and we may be required to obtain additional licenses, permits, or approvals in case we further expand our Internet finance businesses in the future. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Internet finance.” However, we cannot assure you that we will obtain such licenses, permits, or approvals in a timely manner, or at all, due to complex procedural requirements and policies. If we fail to obtain or maintain any of the required assets, licenses, or approvals, our continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal net revenue, fines, and the discontinuation or restriction of our operations. Any such disruption in the business operations of our consolidated affiliated entities will materially and adversely affect our business, financial condition, and results of operations.
Risks Relating to Doing Business in China
Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations.
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
We conduct our business primarily through our PRC subsidiaries and our consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our significant PRC subsidiary, Vipshop China, is an foreign-invested enterprise subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.
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
We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of Internet-related businesses and companies, including
e-commerce
business.
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

•
There are uncertainties relating to the regulation of the Internet-related businesses in China, including evolving requirements for licenses and permits as well as the interpretation by the relevant authorities with regard to the laws and regulations. Some of our licenses, permits, or operations may be subject to challenge by the PRC government, or we may fail to obtain licenses or permits that may be deemed necessary for our operations or we may not be able to obtain or renew certain licenses or permits. For example, the live streaming service we offered to brands may require the License for Online Transmission of Audio-Visual Programs, and as of the date of this annual report, we have submitted an application for the record-filing in the “Information Management System for National Online Audio-Visual Platforms” for the live streaming service we offered to brands. There is, however, no assurance that such application will eventually be approved in a timely manner, or at all. In addition, our financial services may require the entity operating such services to hold the value-added telecommunication business operating licenses for Internet content provision business and for online data processing and transaction processing (operating
e-commerce)
services from competent Communications Administration. If such licenses or permits are deemed necessary and we fail to maintain any of these required licenses or permits, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.

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

As the
e-commerce
industry is still evolving in China, new laws and regulations may be adopted from time to time to address new issues that arise from time to time. In August 2018, the Standing Committee of the National People’s Congress promulgated the
E-Commerce
Law, which became effective on January 1, 2019. The
E-Commerce
Law imposes a number of new requirements and obligations on
e-commerce
platform operators. Failure to comply with the relatively new regulatory requirements may have a material adverse impact on our business and results of operations. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted
E-Commerce
Law will be interpreted and implemented. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to
E-Commerce.”
We have adopted a series of measures to comply with such requires under the
E-Commerce
Law. We cannot assure you, however, that our current business operations meet the requirements under the
E-Commerce
Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the
E-Commerce
Law and other applicable laws and rules, we may be subject to fines and/or other sanctions.
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
China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs, and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. In November 2016, China promulgated the Cyber Security Law, which came into effect on June 1, 2017, to protect cyberspace security and order. Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. If any of our Internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of illegal gains, fines, suspension of business, and revocation of required licenses, which could materially and adversely affect our business, financial condition, and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our platforms or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our platform in China.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a
“non-inspection”
year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in China or by the China Securities Regulatory Commission or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the China Securities Regulatory Commission and the PRC Ministry of Finance to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
If the settlement reached between SEC and the “Big Four” China-based accounting firms, including auditors of our consolidated financial statements in our annual reports on Form
20-F
filed with the SEC, concerning the manner in which SEC may seek access to audit work papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.
Starting in 2011, the
PRC-based
“big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC laws. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents from audits in China. The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission.
In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the China Securities Regulatory Commission. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the China Securities Regulatory Commission. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month
bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the
PRC-based
“big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, U.S.-listed companies with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
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
All of our total net revenues and most of our expenses are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings, and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of Renminbi against U.S. dollars would reduce the amount of Renminbi we would receive if we need to convert U.S. dollars into Renminbi. Conversely, a significant depreciation of Renminbi against U.S. dollars may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.
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
Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant government authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with a local bank authorized by SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, or the SAFE Circular 28. Any medium- or long-term loan to be provided by us to our consolidated affiliated entities must be approved by the PRC National Development and Reform Commission, or the NDRC, and SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our debt and equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is no statutory limit in effect on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing issued by the People’s Bank of China on January 12, 2017, or the People’s Bank of China Notice No. 9, the outstanding amount of the loans shall not exceed 200% of the net asset of the relevant PRC subsidiary.

Furthermore, pursuant to the People’s Bank of China Notice No. 9, after an one-year
transition period following its promulgation, SAFE and the People’s Bank of China will determine the cross-border financing regulatory regime for foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither SAFE nor the People’s Bank of China had promulgated and made public any legislations in this regard. There are uncertainties relating to the future regime to be adopted and any limitation to be imposed on us when providing loans to our PRC subsidiaries. If a more stringent foreign debt regulatory regime would be imposed, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, and our business, financial condition, and results of operations may be adversely affected.
Under the current SAFE rules as of the date of this annual report, we are required to apply Renminbi funds converted from the net proceeds we received from our public offerings of equity securities within the business scopes of our PRC subsidiaries. Although SAFE launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in 2015 to allow foreign-invested enterprises to settle their foreign exchange capital at their discretion and further relaxed its rules in 2016 to allow foreign-invested enterprises (excluding financial institutions) to go through foreign exchange settlement formalities for their foreign debts at their discretion, the current SAFE rules continue to prohibit foreign-invested enterprises from using Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes as approved by the PRC government authorities. Moreover, the current SAFE rules continue to prohibit foreign-invested enterprises from using Renminbi converted from their registered capitals to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Any violations of such SAFE rules may result in severe monetary or other penalties. There can be no assurance that SAFE would further relax its rules on the settlement of foreign exchange capitals of foreign-invested enterprises, and our ability to transfer to and use in China the net proceeds from our public offerings of equity securities may continue to be significantly limited, which may adversely affect our business, financial condition, and results of operations. On October 23, 2019, SAFE promulgated the SAFE Circular 28. The SAFE Circular 28 allows all foreign-invested enterprises (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied. However, as the SAFE Circular 28 was newly promulgated, uncertainties still exist in relation to its interpretation and implementation. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”
Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.
Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006 and amended in 2009, and certain other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress, on August 30, 2007 and became effective on August 1, 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the PRC Ministry of Commerce before they can be completed. We believe that the turnover of acquired business of Lefeng in 2013 is less than RMB400 million within China and have not sought clearance from the Ministry of Commerce, but we cannot assure you that the Ministry of Commerce will not take a view contrary to ours.
In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective on

March 3, 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective on September 1, 2011, require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
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
Under SAFE Circular 37, PRC residents who make, or have made prior to the implementation of SAFE Circular 37, direct or indirect investments in offshore special purpose vehicles will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a special purpose vehicle, is required to update its filed registration with the local branch of SAFE with respect to that special purpose vehicle, to reflect any material change. Moreover, any subsidiary of such special purpose vehicle in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such special purpose vehicle fails to make the required registration or to update the previously filed registration, the subsidiary of such special purpose vehicle in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the special purpose vehicle, and the special purpose vehicle may also be prohibited from making additional capital contribution into its subsidiary in China. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which became effective on June 1, 2015. Under such notice, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.
All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37 by the end of 2020. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.
Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC
citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies. Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.
We and our PRC resident employees who participate in the employee stock incentive plans, which we adopted in March 2011, March 2012, and July 2014, respectively, have been subject to these regulations since our company became a publicly-listed company in the United States in March 2012. We have been assisting our PRC option grantees to complete the required registrations and procedures on a quarterly basis. If we or our PRC option grantees fail to comply with these regulations, we or our PRC option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution—Stock Incentive Plans.”
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies.
On February 3, 2015, the PRC State Taxation Administration, or STA, issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by
Non-Tax
Resident Enterprises, or STA Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of STA Public Notice 7 were abolished. Pursuant to STA Public Notice 7, as amended, in the event that a non-PRC
resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified
and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. Although STA Public Notice 7 introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market, it brought challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC
resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC
resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to enterprise income tax in China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
We face uncertainties as to the reporting and other implications of past and future private equity financing transactions, share exchange or other transactions involving transfer of shares in our company by investors that are non-PRC
resident enterprises, or sale or purchase of shares in other non-PRC
resident companies or other taxable assets by us. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under STA Public Notice 7. For transfer of shares in our company by investors that are non-PRC
resident enterprises, our PRC subsidiaries may be requested to assist in the filing under STA Public Notice 7. As a result, we may be required to expend valuable resources to comply with STA Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.
Although it appears that STA Public Notice 7 is not intended to apply to purchase and sale of shares of publicly traded companies in the open market, STA Public Notice 7 may be determined by the tax authorities to be applicable to us in our acquisition of equity interests in companies such as Lefeng and Ovation, and our non-resident
shareholders who acquired our shares outside of the open market and subsequently sell our shares in our private financing transactions or in the open market if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC
resident investors may become at risk of being taxed under STA Public Notice 7 and may be required to expend valuable resources to comply with STA Public Notice 7 or to establish that we should not be taxed under STA Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or such non-resident
shareholders’ investments in us.
It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

It is unclear whether we will be considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC “resident enterprise” status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.
Under the PRC Enterprise Income Tax Law, which became effective in January 2008 and was amended on February 24, 2017 and December 29, 2018, and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a PRC resident enterprise and will be subject to enterprise income tax at the rate of 25% on its global income. The implementation rules of the PRC Enterprise Income Tax Law define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise.” On April 22, 2009, STA issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or STA Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by STA on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by STA on December 29, 2017. STA Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further, STA Circular 82 states that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition, STA issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Implementation) on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, or STA Bulletin 45, providing more guidance on the implementation of STA Circular 82. STA Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations Relating to Tax—Enterprise Income Law.” Although both STA Circular 82 and STA Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in STA Circular 82 and STA Bulletin 45 may reflect STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. In addition to the uncertainty regarding how the new resident enterprise classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at 25% on our global income as well as PRC enterprise income tax reporting obligations. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
Dividends and/or interest payable to our foreign investors and gains on the sale of our ADSs or ordinary shares or notes by our foreign investors may become subject to taxes under PRC tax laws.
Under the PRC Enterprise Income Tax Law, as amended, and its implementation regulations issued by the PRC State Council, a 10% PRC withholding tax is applicable to dividends and/or interest payable to investors that are non-PRC
resident enterprises, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends and/or interest are not effectively connected with such establishment or place of business, to the extent such dividends and/or interest are derived from sources within China. Similarly, any gain realized on the transfer of ADSs or ordinary shares or notes by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as
PRC-sourced
income. If we are deemed a PRC resident enterprise, dividends and/or interest paid on our ordinary shares or ADSs or notes, and any gain realized from the transfer of our ordinary shares or ADSs or notes, would be treated as
PRC-sourced
income and would as a result be subject to PRC taxation. See “Item 4.B. Information on the Company—Business Overview—Regulation— Regulations Relating to Tax—Enterprise Income Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends and/or interest payable to investors that are non-PRC
individual investors and any gain realized on the transfer of ADSs or ordinary shares or notes by investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares or notes would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends and/or interest payable to our non-PRC
investors, or gains from the transfer of our ordinary shares or ADSs or notes by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs or notes may be adversely affected.
The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.
On June 29, 2007, the Standing Committee of the National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign a non-fixed-term
labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have a non-fixed
term, with certain exceptions. The employer must pay severance to an employee where a labor contract is terminated or expires, with certain exceptions. In addition, the government has continued to introduce various new labor-related regulations after the effectiveness of the Labor Contract Law. Among other things, it is required that annual leave ranging from five to 15 days be made available to employees and that the employee be compensated for any untaken annual leave days in the amount of three times of the employee’s daily salary, subject to certain exceptions. As a result of these new regulations designed to enhance labor protection and increasing labor costs in China, our labor costs are expected to increase. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.
Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.
Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. We have not made adequate employee benefit payments as required under applicable PRC labor laws for some of our employees. In addition, we engage third-party human resources agencies to make social insurance and/or housing fund contributions for some of our employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. If we are subject to such penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Related to Our Ordinary Shares and ADSs
The market price for our ADSs has fluctuated and may be volatile.
Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on March 23, 2012, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2020, the trading prices of our ADSs on NYSE have ranged from US$11.53 to US$28.38 per ADS, and the last reported trading price on April 15, 2021 was US$27.73 per ADS.
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
Sales of our ADSs, ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 137,522,547 Class A and Class B ordinary shares outstanding, including 99,824,468 Class A ordinary shares represented by ADSs. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.
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
Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Act (Revised), or the Companies Act, and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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
Our
co-founder,
chairman, and chief executive officer, Mr. Eric Ya Shen, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2021, Mr. Eric Ya Shen beneficially owned approximately 56.4% of the aggregate voting power of our company. As a result, Mr. Eric Ya Shen has considerable influence over matters such as electing directors and approving material mergers, acquisitions, or other business combination transactions, and he may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. In addition, Mr. Eric Ya Shen has informed us that, as of December 31, 2020, 3,400,000 Class B ordinary shares beneficially owned by him were pledged as collateral in connection with certain margin loans. Any possible enforcement against such collateral could materially affect the influence of Mr. Eric Ya Shen over important corporate matters or the trading price of our ADSs.
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
Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not expect to become a PFIC, if, among other matters, our market capitalization declines, we may be a PFIC for the current or future taxable years. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United
States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. For more information see “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”
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
To support our regional business expansion, Vipshop China established a number of wholly-owned PRC subsidiaries that focus on warehousing and logistics as well as product procurement over the years since 2011. As of December 31, 2020, we mainly rely on the following six principal subsidiaries of Vipshop China for our business operations:

•	Vipshop (Jianyang) E-Commerce Co., Ltd., or Vipshop Jianyang;

•	Vipshop (Zhaoqing) E-Commerce Co., Ltd., or Vipshop Zhaoqing;

•	Vipshop (Tianjin) E-Commerce Co., Ltd. or Vipshop Tianjin;

•	Chongqing Vipshop E-Commerce Co., Ltd., or Vipshop Chongqing;

•	Guangzhou Pinwei Software Co., Ltd., or Pinwei Software; and

•	Vipshop (Zhuhai) E-Commerce Co., Ltd., or Vipshop Zhuhai.
Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information, and the operation of online commerce through strict business licensing requirements and other government regulations. We, as a Cayman Islands company, and our PRC subsidiary, Vipshop China, as a WFOE, are both restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online Platform is operated by our consolidated affiliated entities in China. As part of our efforts to streamline our contractual arrangements among our consolidated affiliated entities during 2018, 2019, and 2020, Vipshop
E-Commerce
currently holds the primary licenses necessary to conduct our Internet-related operations of Vipshop Online Platform in China. We face risks associated with our corporate structure, as our control over Vipshop
E-Commerce
is based upon contractual arrangements rather than equity ownership. See “Item 4.C. Information on the Company—Organizational Structure” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

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
Our principal executive offices are located at 128 Dingxin Road, Haizhu District, Guangzhou, Guangdong 510220, People’s Republic of China. Our telephone number at this address is +86 (20) 2233-0025. Our registered office in the Cayman Islands is located at the office of International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman
KY1-1106,
Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017. Our website is
http://www.vip.com
.

B.	Business Overview
We pioneered an innovative “flash sales” model to reinvent how brands sell, and shoppers buy, off-price
products. Through our twelve years of dedicated operations in discount retail, we have grown to be an expert in the industry and established a large and growing base of loyal customers and brand partners. As of December 31, 2020, we had approximately 440 million registered members and approximately 201 million cumulative customers, partnered with approximately 21,000 brand partners, and promoted and sold products for over 35,000 popular domestic and international brands. Our GMV increased by 11.3% from RMB148.2 billion in the 2019 to RMB165.0 billion in 2020.
With our dedicated operations in the discount retail industry and through our continuous innovations to stimulate customers’ excitement in their shopping experience, we have accumulated a large number of active customers and repeat customers. Our total number of active customers was 60.5 million, 69.0 million, and 83.9 million in 2018, 2019, and 2020, respectively. Our total number of repeat customers was 46.1 million, 55.0 million, and 68.2 million in 2018, 2019, and 2020, respectively, representing 76.1%, 79.7%, and 81.3%, respectively, of the total number of active customers during the same periods.
We built our highly scalable and customized
e-commerce
infrastructure to serve the needs of flash sales and business innovations and to become more intelligent and efficient with every order. Our core competencies in merchandising, technology, fulfillment and customer service differentiate us from our competitors and serve as the pillars of our success.
Our Flash Sales Model
Flash sales embody characteristics of value, quality, and convenience that are well suited to brand-conscious consumers in China seeking quality goods at substantial discounts. We offer sales events daily with an ever-changing and curated selection of popular branded products at deeply discounted prices in limited quantities during limited time periods, inspiring our customers with a “thrilling and exciting” shopping experience. We optimize the brand composition and product mix of our daily sales events based on our strong merchandizing expertise. As of December 31, 2020, we have offered diversified product offerings from over 35,000 popular domestic and international brands, including apparel for women, men, and children, handbags and shoes, cosmetics, mother and baby care products, home goods, and other lifestyle products. We offer products on our platform primarily through a consignment model. To foster customer confidence of purchasing high-quality products from our Vipshop Online Platform, we provide limited product quality insurance for our products.

We primarily offer flash sales events through our two prime traffic channels, Fengqiang and Kuaiqiang. Each item is available in limited quantities and remains on sale only while supplies last. The products we offer on Fengqiang are generally 70% or more off the original retail price and the discount level of the products on Kuaiqiang generally range from around 10% to 70% off the original retail price. We offer new daily sales events twice a day starting at 10 a.m. and 8 p.m. Beijing time, respectively. To provide our customers with a greater opportunity to purchase featured discounted products, each customer is only allowed to purchase limited pieces of the same item, depending on the categories.
Our Integrated Platform
Our Vipshop Online Platform
Through our user-friendly Vipshop Online Platform, we offer a curated selection of products and services for shoppers of varying age groups and income levels throughout China, so that they may shop branded products online easily. Our Vipshop Online Platform includes the Vipshop App, the
vip.com
website, and the Vipshop WeChat Mini-Program.
Currently, the Vipshop App is our top portal of the Vipshop Online Platform in terms of GMV generated and the numbers of registered members, daily unique visitors and monthly unique visitors. In 2011, we launched the Vipshop App for mainstream mobile operating systems including iOS and Android to increase our customer stickiness and to further enhance customer engagement through mobile devices. Since then we have been regularly upgrading the Vipshop App, adding new features and engaging celebrities from time to time to promote our brand and the Vipshop App. With the support of our big data analytics, business intelligence system and our cloud computing infrastructure, we have been gradually developing features of our Vipshop App so as to provide our users with personalized recommendations, smarter and timelier replenishment of out-of-stock
goods, and more efficient interface to enhance their shopping experience. For the year ended December 31, 2020, GMV generated by our Vipshop App users accounted for approximately 90% of our total online GMV. In 2017, we launched our Vipshop WeChat Mini-Program, which offers key features of our Vipshop App and allows users to access our platform directly through the WeChat App, one of the most widely used social networks in China.
Our Vipshop Online Platform offers many user-friendly features that enhance customer experience and convenience:

•
Browsing.
All visitors to our platform can browse and view our sales events, but a customer must register as a member for free in order to participate in the sales events. Our platform features a variety of different brands and products for each daily sale. For each featured brand, customers can view a short description to receive background information on the brand. In addition, we provide customers with curated descriptions and proprietary photographs of each product shown from multiple angles. We sort our product offerings into different categories, such as “women’s apparel,” “men’s apparel,” “handbags,” “footwear,” “baby and maternity,” “outdoors,” “cosmetics and skin care,” “accessories,” and so on to help our customers find the products they are interested in more quickly and easily.

•
Sales Events.
We primarily offer flash sales events through our two prime traffic channels, Fengqiang and Kuaiqiang. In particular, we launch new sales events twice a day at 10 a.m. and 8 p.m. Beijing time, respectively, and they typically last for three or more days. Each item is available in limited quantities and remains on sale only while supplies last. We plan our daily sales events in advance to offer a balanced and diversified mix of brands and products.

•
Ordering.
To order products on our platform, our customers simply click on a button to add an item to their virtual shopping cart. To execute orders, customers click on the
“check-out”
button, and first-time shoppers are prompted to supply shipping details and payment details, while repeat customers can access their preferred checkout options after logging on to their Vipshop member accounts. Our members can track the status of their orders online through their Vipshop member accounts. Customers can access our customer service representatives online or by phone for assistance during service time while they are shopping or after the order has been placed.

We launched a variety of channels on our Vipshop Online Platform to meet our customers’ diversified needs for brands and products. Specifically, we operate different channels for various kinds of branded products, such as apparel, footwear, handbags, accessories, skin care and cosmetics, personal care, baby and maternity, bed and bath, kitchenware, furniture, consumer electronics, etc. Furthermore, we have launched a Vipshop Outlet channel to offer well-known luxury or premium designer products at discounted price and a Clearance Sales channel to offer branded products at clearance prices.
Our Offline Initiatives
In addition to our Vipshop Online Platform, we also operate a nationwide offline network consisting of offline retail stores and outlets to supplement our online business. As of December 31, 2020, we had approximately 240 Vipmaxx offline stores and approximately 310 Vipshop offline stores in China. Our Vipshop offline stores focus on using the latest retail technology and big data from our flash sales model to provide a differentiated and personalized offline shopping experience to consumers, while our Vipmaxx offline stores offer lower-priced apparel, skin care and cosmetics, and fast-moving consumer goods at community shopping centers or shops along the street to attract consumers looking for value-for-money
products. The offline stores enhance consumer experience by providing a personalized shopping experience to consumers with the personal recommendations and interactive services from sales staff. Leveraging our extensive experience from our online platform operations, the offline stores offer popular branded products with steep discounts catered to the preferences of consumers at different geographic locations. The offline stores accumulate more customer traffic and data which feed back to our online platform.
In July 2019, we entered into a share purchase agreement and acquired Shan Shan Outlets, a leading player in the offline outlet management industry in China, to gain presence in the offline outlet business. Shan Shan Outlets currently operates nine outlets in Ningbo, Taiyuan, Harbin, Zhengzhou, Nanchang, Ganzhou, Hengyang, Lanzhou, and Urumchi, and expects to open more outlets in other cities in the future. To continue to expand into the offline business, we further acquired additional equity interests of 30.38% and 40% in Shanjing business management Co., Ltd. and Harbin Shan Shan Chunxiaqiudong Properties Co., Ltd in May and July 2020, respectively, and obtained control over these two entities. In December 2020, we also made capital injection to Guiyang Shan Shan Guangda Outlets Plaza Co., Ltd., to acquire 60% equity interests and obtain control over the entity. In December 2020, we opened our first city outlet in Hefei, Anhui Province. Our city outlet differs from the traditional outlets located in the suburbs with its convenient location close to city center, providing consumers with easy access to quality products at low prices.
In 2020, most of our sales were generated through our Vipshop Online Platform and the sales through these offline stores and outlets were immaterial to our business as a whole. Approximately 100%, 97%, and 94% of our GMV were sourced from our Vipshop Online Platform in 2018, 2019, and 2020.
Our Brand Partners
Since our inception in August 2008, we have attracted a broad and diverse group of brand partners. Our brand partners include primarily brand owners, and to a lesser extent, brand distributors and resellers. As of December 31, 2018, 2019, and 2020, we worked with over 17,000, 18,000, and 21,000 brand partners, respectively. None of the brands accounted for more than 3% of our total revenues in 2018, 2019, and 2020. We also collaborated with some brand partners to develop merchandise especially for our Vipshop Online Platform. We believe that our ability to assist brands in effectively selling their inventory via various channels within our ecosystem and in meeting their demand for marketing, customer data analysis and inventory management will attract more new brand partners and build stronger ties with existing brand partners.

Brand Selection and Procurement
Brand Selection
We have implemented a strict and methodical brand selection process. Our merchandizing team, which consisted of approximately 1,300 members as of December 31, 2020, is responsible for identifying potential qualified brands based on our selection guidelines. Leveraging our proprietary consumer behavior and performance data and the industry expertise of our merchandizing team, we carefully select prospective brand partners, choosing to work only with those that are well-known and offer high-quality or premium products that are desirable among consumers in China, and that are willing to provide competitive prices and favorable payment credit and product return terms. We generally select brands that have an established network of stores in major department stores or shopping malls in China. Once a potential brand is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses, safety, sanitary and quality certifications, trademark registration certificates, and license agreements in relation to the branded products. This review process helps to ensure that we maintain a portfolio of brands with high standards and good reputation that can meet our customers’ expectations.
We generally enter into agreements with brands based on our standard form. We regularly communicate with our brand partners to discuss the dates and specific product offerings for particular sales events, striving to achieve favorable results for all constituents. Due to the short-term nature of the flash sales model, for some brands, we enter into separate agreements for each flash sales event on our Vipshop Online Platform. For other brands with which we have established long-term relationships with, we often enter into agreements with them on an annualized basis. As we continue to focus on building long-term relationships with our brand partners, we plan to implement framework agreements with our brand partners with supplemental supply orders for each flash sales event.
In each agreement, a brand partner grants us authorization to market and sell products of a particular brand on our Vipshop Online Platform and provides us with the official description and logo of the brand. In addition, we require our brand partners that contract with us to comply with our anti-bribery and anti-corruption policies.
Product Selection
Our key management team members have extensive experience in the retail industry with insightful knowledge and a deep understanding of consumers’ needs and preferences. We also have a professional merchandizing team that optimizes our brand composition and product mix. Before each flash sales event, we consider and analyze historical data, fashion trends, seasonality, and customer feedback to project the volume of each particular product we should offer for the event. To maximize daily sales, we carefully plan our product mix to achieve a balanced and diversified product offering across different categories. We are able to select appealing products from a broad brand base, negotiate favorable terms with our brand partners, and engage in exclusive cooperation with certain brand partners.
We effectively collect and analyze customer behavior and transaction data through our customer relationship management and business intelligence systems. In addition to utilizing our customer data to strategize our upcoming flash sales events to enhance the timeliness and relevancy of our product offerings, we also provide some data analytics and insights to our brand partners to help them improve their product development and sales and marketing strategies in order to further promote additional sales opportunities with us. Capitalizing on our business intelligence system with proprietary customer behavior data, in 2020, we collaborated with some of our brand partners to design merchandise for Vipshop (“Made for Vipshop”).
Inventory Management
We offer a comprehensive selection of products primarily through a consignment model. For brands we have established long-term relationships with, we typically do not pay any deposit on the products we purchase.

For other brands, however, we generally pay a deposit ranging from 5% to 100% of the total price for each purchase order.
We generally have the right to return unsold items within a certain period after the end of a sales event. We typically pay for the purchase order in installments with the last installment paid upon full settlement of the unsold items or returned products we receive from customers. We typically do not have the right to return the unsold products to the brand partners of certain types of products, such as certain sporting goods, beauty products and cross-border products. For these products, we have been able to leverage our strong marketing expertise regarding customer preferences to achieve quick inventory turnover. Additionally, we can continue to sell any excess inventory through our offline stores.
We have implemented an inventory management system to manage the information related to our procurement plan, quality control upon receipt, stock maintenance, stock deliveries, sales invoicing, and sales recording. We use an enterprise resource planning (ERP) system to monitor and actively track sales data. This system helps us make timely adjustments to our procurement plan and minimize excess inventory.
Quality Control
In addition to our brand selection process, we have adopted stringent quality assurance and control procedures for products delivered through our logistics network. We inspect all products delivered to our logistics centers, rejecting or returning products that do not meet our quality standards or the purchase order specifications. We also inspect all products before shipment from our logistics centers to our customers. We believe that our strict brand selection process and quality control procedures enable us to continuously offer high-quality products and achieve greater customer satisfaction.

Our Product and Service Offerings
Product Categories
We offer a broad spectrum of apparel, handbags and shoes, cosmetics, home goods, and lifestyle products from desirable domestic and international brands. The following table illustrates our current product categories:

Product Category	Product Description
Womenswear	Women’s apparel, featuring a variety of styles for different age groups, including casual wear, jeans, dresses, outerwear, lingerie, pajamas, and maternity clothes.

Menswear	Men’s apparel, featuring a variety of styles for different age groups, including casual and smart-casual T-shirts, stylish polo shirts, jackets, pants, and underwear.

Skin care and cosmetics	High-quality, affordable, and premium skin care and cosmetic products, including cleansers, lotions, face and body creams, face masks, sunscreen, foundations, lipsticks, eye shadows, and other cosmetics-related items.

Handbags	Purses, satchels, luggage, duffel bags, and wallets in many colors, styles, and materials.

Children	Apparel, gear and accessories, furnishings and decor, toys and games for boys, girls, infants, and toddlers.

Sportswear and sporting goods	Sportswear, sports gear and footwear for tennis, badminton, soccer, swimming, and other sporting activities.

Accessories	Fashion accessories in various styles and materials for women and men, including belts, jewelry, watches, and glasses complementing our apparel offerings.

Home goods and other lifestyle products	Home goods with an extensive selection of home furnishings, including bed and bath products, home decor, kitchen and tabletop items, and small household appliances.

Supermarkets	Food and snacks, beverages, fresh produce, and pet goods.

Luxury goods	Luxury or premium designer apparel, footwear, and accessories, beauty products, health supplements, home appliances.
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
Pricing
We price products on our Vipshop Online Platform at significant discounts, typically ranging from 10% to 70% off the original retail price, which is one of the key elements of the “thrill and excitement” shopping experience that we create for our customers. Our attractive pricing is made possible by cost savings achieved primarily through volume discounts that we receive from our suppliers, particularly for off-season
or slower-moving inventories, and less physical retail space and related overhead costs. Leveraging our focused discount retail model, we typically enjoy a meaningful pricing advantage when procuring branded merchandise. We also launch special promotional campaigns such as anniversary sales campaign and promotional campaigns during Singles’ Day promotion period around November 11 each year.
Other Services
The significant scale of our business allows us to provide a variety of services to create additional value for our business partners and ultimately benefit our customers, including platform access service, promotional and advertising service, inventory and warehouse management service, and membership service. Our Internet finance offerings primarily consist of consumer financing and supplier financing services.
Our consumer financing service went live during the fourth quarter of 2015, providing our customers with credit solutions to facilitate their shopping with us. Our customers may take advantage of the competitive installment payment options available under Weipin Spend, our installment plan. Starting from 2019, we scaled back our Internet finance business, which currently serves as a supporting function for our core online retail business. We cooperate with banks and third-party consumer financing companies to provide consumer loans to our customers, and charge the banks and third-party consumer financing companies channel fees at certain percentages of the loan amounts.
Our developing supplier financing business targets our suppliers’ need of liquidity to facilitate our inventory procurement. Wei Yidai, our supplier financing service, efficiently and conveniently provides secured and unsecured financing to our suppliers.
Payment, Fulfillment and Return
Payment
We provide our customers with the flexibility to choose from a number of payment options. Our payment options include our Vipshop Payment service and payment through third-party online payment services, such as WeChat Pay and Alipay. In the year ended December 31, 2018, 2019, and 2020, approximately 93%, 97%, and 100% of our total online orders were collected through online payment services, of which WeChat Pay was used to process a significant portion of our total orders, and our Vipshop Payment service was used to process a meaningful portion of our total orders.
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
Our automated warehouse management system enables us to closely monitor each step of the fulfillment process, from when a purchase order is confirmed with a brand partner, to when the products are stocked in our logistics centers, and eventually when the product is packaged and picked up for shipment to the customer. We have continuously focused on implementing new initiatives to refine our automated warehouse management system throughout our operations. For example, we have implemented the honeycomb system, an automated goods-to-person
warehousing system well-suited for handling large quantities with high access speeds, in our South China, Southwest China, and East China logistics hubs to improve picking efficiency and accuracy of consumers’ orders. As we offer a curated selection of brands and products for each daily sale, our logistics centers and inventory management systems are also specifically designed to support the frequent sales events on our flash sales platform and a large volume of inventory turnover. In 2018, 2019, and 2020, we processed approximately 437.4 million, 566.3 million, and 692.4 million customer orders, respectively.
Since 2013, we have been implementing innovative solutions to further enhance our logistics efficiency. The
“just-in-time”
method, or JIT, allows some of our suppliers to not load inventories to our warehouses before the relevant products are put up for sale. Instead, the suppliers will load inventories to our warehouses only within a period of time after being notified when orders have been generated. Compared to the traditional bulk load-in
and bulk
load-out
method, JIT enables us and our suppliers to increase the number of products offered on our platform and further diversify our product offerings. We process orders containing products from multiple suppliers in our mega-warehouses across China. Moreover, the “third-party logistics” method launched in 2013, or 3PL, allows some of our suppliers to lease vacant space of our warehouses to manage their supplies. The 3PL model increases utilization of our warehouses while enabling certain suppliers to manage their supplies more efficiently. In 2019, we launched the JITX model which allows single-supplier orders from certain reliable brand partners to be shipped directly from the suppliers’ warehouses to the end customers.
Delivery Services
We deliver orders placed on our Vipshop Online Platform to all areas in China through leading reputable third-party delivery companies with nationwide coverage, such as SF Express and Tongda Operators. In particular, in November 2019, we terminated our delivery service unit operated by a subsidiary of Pin Jun Tong, namely Pinjun. Upon termination of Pinjun’s delivery service unit, in November 2019, we entered into a cooperation agreement with SF Holding (which operates the SF Express business) to enhance our cooperation with SF Holding, and utilize its delivery services to optimize the efficiency of our logistics operations, decrease our fulfillment expenses, and provide our customers with superior delivery services. We expect SF Holding to deliver substantially all of our orders in the foreseeable future.
For luxury goods orders, we deliver the products with an “anti-tampering lock” device to further enhance customer trust.
We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. To reduce the risk of reliance on any single delivery company, we work with most of the major delivery companies in China. We regularly monitor and review the delivery companies’ service quality and their compliance with our contractual terms.
Return Policy
We currently offer our customers an unconditional right of return for a period of seven days on sales from our Vipshop Online Platform upon receipt of products. Our customers generally can return products purchased on our platform within seven days of receipt of the products as long as the products are unused, unwashed, unworn, undamaged, and in their original packaging and original condition. To facilitate a convenient return service and enhance customer experience, we provide door-to-door
collection and free return without charging any service fee or warehousing fee. For return of luxury goods, the anti-tampering lock on the product must remain intact. For certain products that have other sizes remaining available in stock, we also offer exchange services via SF Express.
Customer Service
We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a superior customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service
e-mail,
real-time online chat, or our customer service hotline 15 hours a day, seven days a week. We also outsource customer service to high-quality third-party service centers. As of December 31, 2020, we had over 2,100 customer service personnel, including independent contractors.
We maintain service quality by carefully selecting personnel, providing our customer service representatives with extensive training, and regularly monitoring and evaluating the performance of each representative. Each new customer service representative is required to complete a mandatory training program in Guangzhou, conducted by experienced managers, covering product knowledge, complaint handling, service attitude, and communication skills. To facilitate timely resolution of customer complaints, we also train and empower our customer service representatives to resolve complaints and remedy situations within a specified authorized amount determined based on their seniority without having to get approval from their supervisors.
Marketing
Our business model and associated value propositions help us build a large base of active customers with relatively low customer acquisition cost. We continue to enhance the element of “thrill and excitement” associated with the customer shopping experience in order to promote word-of-mouth
referrals and repeat customer purchases on our Vipshop Online Platform.
We strategically reinvest our profits into various marketing channels, especially digital marketing channels, to strengthen our brand awareness, acquire new customers, and reactivate existing customers. In addition, we encourage our customers to share their shopping experiences. We offer an
“easy-to-share”
function that enables our customers to post their experiences via social media platforms in China, such as WeChat, which can increase their customer stickiness while also serve as a means to attract new customers. Moreover, some of our offline stores are making efforts to utilize private domain traffic by operating their own WeChat groups and provide direct marketing to consumers. We utilize our big data analytics and insights from our large consumer base and business intelligence system to refine our marketing initiatives and provide targeted marketing activities. For example, we launched social campaigns, such as live streaming by celebrities and super VIP special sessions to give customers more benefits and increase customer interaction. Furthermore, we proactively expanded precision marketing, and adopted various marketing campaigns such as advertising in TV series and reality shows and marketing on new media channels, so as to keep customers informed of our latest promotional offerings and our Vipshop brand.
Technology
Our systems play an important role in the success of our business, and are designed to enhance operational efficiency and site scalability. We rely on a combination of our internally developed proprietary technologies, open source solutions, and commercially available licensed technologies to optimize every aspect of our operations for the benefit of our customers and brand partners. The combination of systems is divided into front-end
and
back-end
modules, both built on top of advanced technologies. Together, they form a reliable technology platform that brings optimized customer experiences and supports efficient business operations.
Our
front-end
modules, which refer to modules supporting the user-interfaces of our platform, mainly include product display, member account management, category browsing, product searches, online shopping cart, order processing functions, payment, chatbots, and customer support functions. Our front-end
modules are supported by our proprietary content distribution network, dynamic and distributed cluster, and a core database, providing our customers with quick access to the product display they are interested in and facilitating a smooth online shopping experience. Please see “—Payment, Fulfilment and Return—Logistics Network and Warehouse Management System” for details.

Our
back-end
modules, which refer to modules supporting our business operations, mainly include customer service, ERP, warehouse and logistics management, product information management, business intelligence, and administration management systems. Our customer service system mainly consists of our customer relationship management system. Our ERP system is customized to integrate our business operations with brand partners on orders, accounting, and product distribution. Our operations system for warehouse and logistics management primarily consists of our warehouse management system, automating our warehouse and logistics operations and allowing us to efficiently manage our inventories, track our products, and deliver the orders to our customers in a timely fashion. We have designed our product information management system to perform a variety of functions. Other than basic product information management, it also offers category, pricing and sales inventory management, and facilitates product lifecycle management for our online and offline businesses. These systems enhance the efficiency of our operations.
We have accumulated a large customer base and a vast amount of big data on customer behavior and performance throughout our operations. Our customer relationship management and business intelligence systems enable us to effectively use our proprietary transaction data to further analyze and study customer behavior and customer preferences. We regularly use this information in planning our marketing initiatives for upcoming events and making profile-based personalized recommendations to enhance our customers’ shopping experiences. For instance, the comprehensive customer profiles allow us to provide personalized product recommendations to customers that are within their price range, suit their brand preference, and are within their categories of interest. We also use customer profiles in various scenarios for our sales initiatives to effectively interact with its customers, such as notification via push method, text messages,
e-mails,
and sales events on our WeChat Mini-Program and other social media platforms. In addition, we have developed a real-time customer-intent identification system, which employs proprietary algorithm technologies with recent and real time customer behavioral data to provide recommendations to customers based on the different intentions of customers visiting our platform. Furthermore, our business intelligence system is built with our proprietary cloud computing infrastructure, providing insights for many aspects of our business operations and site functionalities.
On site operations, we have developed disaster tolerant systems for our key business modules which include real-time data mirroring, daily data back-up,
and system redundancy solutions. We also adopted a “DevOps” methodology, which enables us to respond quickly towards business requests, significantly decreasing our development cost and improving our time-to-market.
Our site is built upon real event processing platforms, and it leverages service-oriented architecture supported by internally developed cloud solutions. This enables us to achieve internal efficiency. Cybersecurity is another key aspect of site operations. Leveraging the real-time event processing systems that keep our site running smoothly, we have improved our protection against online and offline fraud and potential cyber-attacks such as DDoS.
Intellectual Property
We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers, and other parties to protect our proprietary rights. As of December 31, 2020, we had been granted 118 patents and submitted 246 patent applications in China, owned 1,864 registered trademarks in China and 115 registered trademarks outside China, 154 copyrights (including copyrights to 151 software products in China developed by us relating to various aspects of our operations), and 332 registered domain names that are material to our business, including
vip.com
and
vipshop.com
.
Competition
Our competitors primarily include major pure-play online discount retailers and other online discount retailers in China.

We believe we compete primarily on the basis of:

•	ability to identify products in demand among consumers and source these products on favorable terms from brands;

•	focus on and expertise in apparel-related categories;

•	ability to offer a curated selection of products catering to consumer preferences;

•	pricing advantage due to our discount retail model;

•	breadth and quality of product offerings;

•	platform features;

•	customer service and fulfillment capabilities; and

•	solid reputation among consumers and brands.
We believe that our early-mover advantage and leading market position help us to compete effectively against our competitors. However, some of our current and potential competitors may have longer operating histories, larger customer bases, better brand recognition, stronger platform management and fulfillment capabilities, and greater financial, technical, and marketing resources than we do. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we do not compete effectively against existing or new competitors, we may lose market share and customers.”
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
In March 2018, we agreed to invest in the capacity of a passive investor, up to US$250 million, which focus on technology-enabled consumer, retail, and other related businesses. As of December 31, 2020, the above commitment has been fulfilled.
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
In October 2019, we agreed to invest in the capacity of a passive investor, up to RMB2 billion in a private equity fund, which focuses on technology-enabled consumer, retail, and other related businesses. As of December 31, 2020, the outstanding amount of contribution we made to the private equity fund was RMB1,770 million (US$271.3 million).
In May and July of 2020, we further acquired equity interests of 30.38% and 40% in Ningbo Shanjing and Harbin Shan Shan for cash consideration of RMB236,250 and RMB311,200, respectively. As a result of these transactions, we obtained control in these two entities.
Regulation
This section summarizes all of the significant laws and regulations that materially affect our business and operations and the key provisions of such laws and regulations.

Regulations Relating to Foreign Investments
Investment activities in China by foreign investors are principally governed by the Industry Guidelines of Encouraged Foreign Investment and the Special Administrative Measures for Entrance of Foreign Investment (Negative List), which were promulgated and are amended from time to time by the Ministry of Commerce and the NDRC, and together with the PRC Foreign Investment Law and its respective implementation rules and ancillary regulations. The Industry Guidelines of Encouraged Foreign Investment and the Special Administrative Measures for Entrance of Foreign Investment (Negative List) lay out the basic framework for foreign investments in China, classifying businesses into three categories with regard to foreign investments: “encouraged,” “restricted,” and “prohibited.” Industries not listed in the Industry Guidelines of Encouraged Foreign Investment or the Special Administrative Measures for Entrance of Foreign Investment (Negative List) are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.
On June 30, 2019, the Ministry of Commerce and the NDRC released the Industry Guidelines of Encouraged Foreign Investment (2019 Version) and on December 27, 2020, the Ministry of Commerce and the NDRC released Industry Guidelines of Encouraged Foreign Investment (2020 Version), which took effect on January 27, 2021 and replaced the Industry Guidelines of Encouraged Foreign Investment (2019 Version). On June 23, 2020, the Ministry of Commerce and NDRC promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version), which became effective on July 23, 2020.
On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three then existing laws on foreign investments in China, namely, the PRC Sino-Foreign Equity Joint Venture Enterprise Law, the PRC Sino-Foreign Cooperative Joint Venture Enterprise Law, and the PRC Wholly Foreign-invested Enterprise Law. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition.
According to the PRC Foreign Investment Law, foreign investments shall enjoy pre-entry
national treatment, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” While foreign investors shall refrain from investing in any of the foreign “prohibited” industries, foreign-invested entities operating in foreign “restricted” industries shall require market entry clearance and other approvals from relevant PRC governmental authorities. The PRC Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all
provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the PRC State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. Furthermore, the PRC Foreign Investment Law provides that foreign-invested enterprises established according to the said three existing laws regulating foreign investments may maintain their structure and corporate governance within five years after the implementation of the PRC Foreign Investment Law.
On December 26, 2019, the State Council promulgated the Regulations for Implementing the PRC Foreign Investment Law, which took effect on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investments, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.
On December 30, 2019, the Ministry of Commerce and the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the

Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.
Regulations Relating to Foreign Investments in Value-Added Telecommunications Businesses
Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas.
On June 19, 2015, the MIIT, issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating
E-Commerce)
Business, allowing foreign investors to own more than 50% of equity interest in an operator of “operating
e-commerce”
business. The latest Special Administrative Measures for Entrance of Foreign Investment (Negative List) further provides that foreign investors are allowed to hold more than 50% equity interests in a value-added telecommunications service provider engaging in
e-commerce,
domestic multiparty communication,
storage-and-forward,
and call center businesses, while other requirements with respect to track record and experience provided by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises shall still apply and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.
The MIIT Circular, issued by the MIIT on July 13, 2006, reiterates the regulations on foreign investments in telecommunications businesses. Under the MIIT Circular, a PRC domestic company that holds a Value-added Telecommunication License, or a VAT License, is prohibited from leasing, transferring, or selling the VAT License to foreign investors in any form, and from providing any assistance, including providing resources, sites, or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. The MIIT Circular further requires each VAT License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations.
Regulations Relating to Licenses and Permits
We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:
VAT License
The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a VAT License from the MIIT or its provincial level counterparts. In 2017, the MIIT replaced the Administrative Measures on Telecommunications Business Operating Permit promulgated in 2009 by promulgating the Administrative Measures on Telecommunications Business Operating Permit, which set forth more specific provisions regarding the different types of VAT Licenses required to operate different value-added telecommunications services, the qualifications, and procedures for obtaining such different types of VAT Licenses. Our consolidated affiliated entity Vipshop
E-Commerce
currently holds a VAT

License for the provision of online data processing and transaction processing services, which remains valid until December 28, 2022. In addition, Zhejiang Vipshop Payment Service Co., Ltd., an indirect subsidiary of our consolidated affiliated entity Vipshop Information, currently holds a VAT License for the provision of online data processing and transaction processing services and online information service, which remains valid until September 4, 2021.
Record-filing for Provision of Online Trading Platform Services for Distribution of Publications
Under the latest Administrative Provisions for the Publication Market, which were jointly promulgated by the State General Administration of Press, Publication, Radio, Film, and Television, and the Ministry of Commerce on May 31, 2016, and became effective on June 1, 2016, an online trading platform that provides services for the distribution of publications shall complete record-filing formalities with the competent publication administrative authority. As of the date of this annual report, Vipshop
E-Commerce
has completed the required record-filing with competent publication administrative authority.
Food Operating Permit
China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution, or food service businesses shall obtain licenses or permits for such businesses. On August 31, 2015, the China Food and Drug Administration issued the Administrative Measures for Food Operating Permit, which was amended and took effect as of November 17, 2017. The Administrative Measures for Food Operating Permit requires an enterprise engaging in food operating business to obtain a Food Operating Permit. Each of Vipshop China, Vipshop Chongqing, Vipshop Jianyang, Vipshop (Kunshan)
E-Commerce
Co., Ltd., or Vipshop Kunshan, Vipshop Tianjin, Vipshop (Hubei)
E-Commerce
Co., Ltd., or Vipshop Hubei, Vipshop Zhaoqing, and Shanjing Business Management (Ningbo) Co., Ltd., or Ningbo Shanjing holds a valid Food Operating Permit.
Record-filing by Third-Party Platform Providers for Online Food Trading
On July 13, 2016, the China Food and Drug Administration promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, pursuant to which a third-party platform provider for online food trading in China shall file a record with the food and drug administration at the provincial level and obtain a filing number. Vipshop
E-Commerce
has completed the required record-filing formalities as a third-party platform provider for online food trading on February 9, 2018.
Record-filing for Operation of Medical Devices
Pursuant to the Regulations on Supervision and Administration of Medical Devices, which was issued by the State Council in 2000 and further amended in March 2014 and May 2017, medical devices are divided into three types based on their risk levels. On July 30, 2014, the China Food and Drug Administration promulgated the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which became effective on October 1, 2014 and was amended on November 17, 2017. Pursuant to the Regulations on Supervision and Administration of Medical Devices and the Measures on the Supervision and Administration of the Business Operations of Medical Devices, any entities that engage in the business operation of Type II medical devices shall file a record with the local food and drug administration. Each of Vipshop China, Vipshop Chongqing, Vipshop Jianyang, Vipshop Tianjin, Vipshop Hubei, and Vipshop Zhaoqing has completed the record-filing formalities regarding its operation of medical devices with the competent food and drug administration.
Furthermore, according to the Measures for the Administration and Supervision of Online Sales of Medical Devices, which was promulgated by the China Food and Drug Administration on December 20, 2017 and became effective on March 1, 2018, enterprises engaged in online sales of medical devices shall be medical device operation enterprises that have obtained medical device operation licenses or record-filings and shall fill in the table of information of online sales of medical devices and file the relevant information to the competent food and drug administration. Each of Vipshop Jianyang, Vipshop Tianjin, Vipshop Hubei, and Vipshop Zhaoqing has filed the information of its online sales of medical devices to the competent food and drug administration.
Record-Filing by Third-Party Platforms Providers for Medical Device Online Trading Services
Pursuant to the Measures for the Administration and Supervision of Online Sales of Medical Devices, a provider of a third-party platform for online trading services for medical devices shall obtain the Internet Drug Information Service Qualification Certificate and shall complete filing procedures with the competent provincial food and drug administrative department. Vipshop
E-Commerce
has completed the required record-filing formalities as a provider of a third-party platform for online trading services for medical devices with the competent food and drug administration on December 29, 2018.
Internet Drug Information Service Qualification Certificate
Pursuant to the Administrative Measures on Internet Drug Information Service which was promulgated by the China Food and Drug Administration on July 8, 2004 and most recently amended on November 17, 2017, an internet information service operator that provides information regarding drugs or medical equipment shall obtain an Internet Drug Information Service Qualification Certificate from the competent food and drug administration. Vipshop
E-Commerce
has obtained the Internet Drug Information Service Qualification Certificate on November 6, 2018, which remains valid until November 5, 2023.
Payment Business License
On June 14, 2010, the People’s Bank of China issued the Administrative Measures for the Payment Services of
Non-Financial
Institutions, which was most recently amended on April 29, 2020. Under these measures, a non-financial
institution shall obtain a Payment Business License to provide payment services and qualifies as a paying institution. With the Payment Business License, a non-financial
institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by the People’s Bank of China. Zhejiang Vipshop Payment Service Co., Ltd. currently holds the Payment Business License for online payment services which remains valid until June 26, 2022.
Registration and Record-Filing of
E-commerce
Livestream Platform
Pursuant to Notice of National Radio and Television Administration on Strengthening the Administration of Livestream Shows and
E-commerce
Livestream promulgated by State Administration of Radio and Television on November 12, 2020, platforms providing live streaming services for online shows and
e-commerce
activities should effectively implement their responsibilities as subjects, strive to improve various management systems, responsibility systems, content security systems, human resources, and material allocation for webcast services, actively participate in the development of industry ethics and industry self-discipline, so as to jointly promote the standardized, orderly, and sound development of live streaming of online shows and
e-commerce
activities. The aforesaid platforms should register and file the information of business operators and business development information in the “Information Management System for National Online Audio-Visual Platforms” by November 30, 2020. Vipshop
E-Commerce
has submitted an application for the record-filing in the “Information Management System for National Online Audio-Visual Platforms.”
Network Cultural Business License
Pursuant to the Interim Administrative Provisions on Internet Culture, which was issued by Ministry of Culture on May 10, 2003 and most recently amended on December 15, 2017, the enterprises engaged in operational Internet culture activities shall obtain the Network Cultural Business License. Operational Internet culture activities mean the activities of providing Internet culture products and services to obtain benefits by charging fees from users accessing the Internet or by electronic commerce, advertisement, financial supports, etc., for the purpose of making profits. Vipshop
E-commerce
currently holds a Network Cultural Business License, which remains valid until May 27, 2021.
Registration of Issuers of Single-Purpose Commercial Prepaid Cards
On September 21, 2012, the Ministry of Commerce issued the Administrative Measures on Single-Purpose Commercial Prepaid Cards (Tentative), which took effect on November 1, 2012 and was amended on August 18, 2016. Under the Administrative Measures on Single-Purpose Commercial Prepaid Cards (Tentative), among other things and subject to implementing rules adopted by the local branch of the Ministry of Commerce, the issuer of single-purpose commercial prepaid cards, which are defined as the prepaid cards that can only be redeemed by the card issuer, the group companies under the same ultimate control of the card issuer, or the franchise entities under one single brand same as the card issuer, shall (i) register its card issuance with the Ministry of Commerce or its local branches within 30 days after it starts offering such single-purpose commercial prepaid cards, and (ii) adopt sufficient measures to control risks, by means of controlling the total balance of the single-purpose commercial prepaid cards and providing advance deposit, guarantee insurance, bank guarantee, or other types of commercial guarantee as required. Some of our PRC subsidiaries and our consolidated affiliated entities, including Vipshop
E-Commerce
and Ningbo Shanjing, have completed the required registration formalities with the competent municipal branches of the Ministry of Commerce.
Record Filing and Registration of Foreign Trade Operators
Pursuant to the Foreign Trade Law of the PRC promulgated by the Standing Committee of the National People’s Congress on May 12, 1994 and most recently amended on November 7, 2016, and the Measures for Record Filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce on June 25, 2004 and most recently amended on November 30, 2019, foreign trade business operators engaging in import or export of goods shall go through record filing and registration with the Ministry of Commerce or authorities entrusted by the Ministry of Commerce, unless otherwise stipulated by laws and administrative regulations and the Ministry of Commerce. Each of Vipshop Chongqing and Ningbo Shanshan Outlets Cross-border Trade Co., Ltd., or Ningbo Shanshan, which engages in import and export of goods, has completed the required filings and registration with the competent authorities entrusted by the Ministry of Commerce.
Certificate of the Customs on Registration of a Customs Declaration Entity
Pursuant to the Administrative Provisions of the Customs of the PRC on the Registration of Customs Declaration Entities promulgated by the General Administration of Customs on March 13, 2014 and most recently amended on May 29, 2018, in completing customs declaration formalities, any customs declaration entity shall go through the application registration formalities with the Customs in accordance with the Provisions, unless otherwise required by the laws, administrative regulations, or rules of the Customs. Each of Vipshop China, Vipshop Chongqing, and Ningbo Shanshan has obtained a Certificate of the Customs on the Registration of a Customs Declaration Entity for its customs declaration business.
Record-Filing with the Immigration Inspection and Quarantine Agency
Pursuant to the Law on Import and Export Commodity Inspection promulgated by the Standing Committee of the National People’s Congress on February 21, 1989 and most recently amended on April 27, 2018, and the Implementing Regulations of the Law on Import and Export Commodity Inspection promulgated by the State Council on August 31, 2005 and most recently amended on March 2, 2019, the consignees or the consignors of imported and exported commodities may complete declaration formalities for inspection on its own or entrust a declaration agent enterprise to complete declaration formalities for inspection and shall complete filing formalities with the immigration inspection and quarantine agency in accordance with the law. Each of Vipshop China, Vipshop Chongqing, and Ningbo Shanshan has completed the required filings formalities with the competent immigration inspection and quarantine agency.
Regulations Relating to Internet Privacy
The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on the Internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services which was promulgated by the MIIT on December 29, 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. An ICP service operator must expressly inform the users of the method, content, and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunication regulatory authority.
In addition, the Decision on Strengthening Network Information Protection, which was promulgated by the Standing Committee of the National People’s Congress on December 28, 2012, provides that electronic information that is able to identify personal identities of citizens or is concerned with personal privacy of citizens is protected by law and shall not be unlawfully obtained or provided. ICP service operators collecting or using personal electronic information of citizens shall specify purposes, manners, and scopes of information collection and use, obtain the consent of citizens concerned, and strictly keep confidential personal information collected. ICP service operators are prohibited from disclosing, tampering with, damaging, selling, or illegally providing others with personal information collected. Technical and other measures are required to be taken by ICP service operators to prevent personal information collected from unauthorized disclosure, damage, or being lost. ICP service operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy.
Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information which was promulgated by the MIIT on July 16, 2013, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity, and be within the specified purposes, methods, and scopes. Pursuant to the Ninth Amendment to the Criminal Law which was issued by the Standing Committee of the National People’s Congress on August 29, 2015 and became effective on November 1, 2015, any Internet service provider that fails to fulfil obligations to manage information and network security as required by applicable laws and refuses to rectify upon orders from government authorities, will be subject to the criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence to criminal investigations; or (iv) implicates other severe circumstances.
To further regulate cybersecurity and privacy protection, the PRC Cybersecurity Law which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, provides that, subject to certain exceptions, (i) to collect and use personal information, network operators must follow the principles of legitimacy, rightfulness, and necessity, disclose their rules of data collection and use, clearly express the purposes, means, and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators can neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered, and must dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators cannot divulge, tamper with, or damage the personal information they have collected, and cannot provide the personal information to others without the consent of the persons whose data is collected.
On June 28, 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method, and scope of, and obtain user consent to, the collection and use of users’ personal information.
On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate issued the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens’ personal information and marks a milestone for the criminal protection of citizens’ personal information.
On January 23, 2019, the PRC Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to their services; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily, and; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of service. App operators violating these rules can be ordered by authorities to correct their noncompliance within a given period of time, be publicly reported, or ordered to quit its operation or cancel its business license or operational permits.
On April 10, 2019, the Ministry of Public Security promulgated the Guidelines for Internet Personal Information Security Protection, which establishes the management mechanism, security technical measures, and business workflows for personal information security protection. On August 22, 2019, the Cyberspace Administration of China promulgated the Provisions on the Cyber Protection of Children’s Personal Information which requires, among others, that network operators who collect, store, use, transfer, and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.
On November 28, 2019, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security, and the SAMR jointly promulgated the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and social supervision by netizens.
On May 28, 2020, the National People’s Congress approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process, or transmit personal information of others, or illegally purchase or sell, provide, or make public personal information of others.

Regulations Relating to
E-Commerce
On January 26, 2014, the State Administration for Industry and Commerce, the predecessor of the SAMR, adopted the Administrative Measures for Online Trading, which took effect on March 15, 2014. Under the Administrative Measures for Online Trading, the consumer is entitled to return the commodities within seven days from the date after receipt of the commodities without giving a reason, except for the following commodities: customized commodities; fresh and perishable commodities; audiovisual products downloaded online or unpackaged by consumers and computer software and other digital commodities; and newspapers and journals that have been delivered. The online commodity operators shall, within seven days upon receipt of the returned commodities, refund the prices paid by consumers for relevant commodities. In addition, operators shall not, by using contract terms or by other manners, set out the provisions that are not fair or rational to consumers such as those that exclude or restrain consumers’ rights, relieve or exempt operators’ responsibilities, and increase the consumers’ responsibilities, and shall not, by using contract terms and by technical means, reach transactions in a forcible manner. Online business operators and service providers are also required to procure the security and reliability of the transactions, and provide the products or services consistent with their commitments.
On March 24, 2016, STA, the Ministry of Finance, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border
E-commerce
Retail Imports, which took effect on April 8, 2016. Pursuant to this circular, goods imported through the cross-border
e-commerce
retail are subject to the tariff, import value-added tax, or VAT, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border
e-commerce
retail are taxpayers, while
e-commerce
companies, companies operating
e-commerce
transaction platforms, or logistic companies shall be the withholding agents regarding such taxes.
To further regulate the
e-commerce
industry, on August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC
E-Commerce
Law, which took effect on January 1, 2019, providing that
e-commerce
operators must comply with the principles of voluntariness, equality, fairness, and good faith, abide by laws, observe business ethics, equally participate in market competition, perform obligations regarding the protection of consumers’ rights and interests, environmental protection, intellectual property protection, and the protection of cybersecurity and personal information, take charge of the quality of products and services, and receive the supervision of the government and the general public. For example, an operator of an
e-commerce
platform must (i) comply with the requirements for the protection of personal safety and property security and the requirements for environmental protection regarding its sales of goods or provisions of services; (ii) disclose information of goods or services fully, truthfully, accurately, and promptly, and protect consumers’ right to know and right to choose; (iii) deliver goods or services to a consumer in accordance with the method and deadline committed or agreed with the consumer, and bear the risks and liability for transportation of goods, except where the consumer separately selects a courier service provider.
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
Regulations Relating to Internet Finance
On July 18, 2015, ten PRC governmental authorities jointly issued the Guidance on Promoting the Healthy Development of Internet Finance. This guidance refers to Internet finance as a new financial business model in which traditional financial institutions and Internet companies provide financing, payment, investment, and information intermediary services by using Internet technologies and information and communication technologies. In accordance with the Guidance on Promoting the Healthy Development of Internet Finance, Internet finance is part of the finance sector, and Internet finance business operators are still required to comply with the regulations in relation to the provision of each sub-category
of specific financial services they provide.
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
On May 4, 2008, the People’s Bank of China and China Banking Regulatory Commission jointly promulgated the Guidance on the Pilot Establishment of Microcredit Companies, which allowed provincial governments to approve the establishment of microcredit companies on a trial basis. Many governmental authorities at the provincial or equivalent level, including Shanghai, issued local implementing rules on the administration of microcredit companies pursuant to this guidance. The specific local authority that supervises microcredit business in each administrative region may vary, and usually is the financial office of the local government. Any entities intend to engage in microcredit business in certain administrative region must obtain an approval from the local authority that supervises over the microcredit business in such administrative region, and a microcredit company is not permitted to conduct microcredit business outside the administrative region where it is approved to conduct the business.
On September 7, 2020, the China Banking and Insurance Regulatory Commission issued the Circular on Strengthening the Supervision and Administration of Microcredit Companies. This circular provides that the microcredit companies shall mainly operate the lending business and shall act in accordance with the requirements regarding the loan concentration, loan purposes, fund management, and debt collection and disclosure. Local authorities shall enhance supervision and administration of the establishment of the microcredit companies and suspend newly-incorporated microcredit companies from engaging in the Internet microcredit business and other inter-provincial business. We currently are permitted to engage in microcredit businesses through a subsidiary of Vipshop China in Shanghai.
Regulations Relating to Commercial Factoring Services
On June 27, 2012, the Ministry of Commerce issued the Notice on the Pilot Launch of Commercial Factoring which launched a commercial factoring pilot program in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The Ministry of Commerce further expanded the list of commercial factoring pilot areas to include Guangzhou and Shenzhen in December 2012, and Chongqing Liangjiang New Area and certain other areas in August 2013. Pursuant to the notices of the Ministry of Commerce, the local government of those pilot areas promulgated its own rules to implement the pilot program. Under these notices and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the Ministry of Commerce or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, and management and collection of accounts receivable and credit risk guarantee. A commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans or to specialize in or carry out debt collection.
On October 18, 2019, the General Office of the China Banking and Insurance Regulatory Commission issued the Notice of Strengthening the Supervision and Administration of Commercial Factoring Enterprises, which provides that commercial factoring enterprises must conduct business operations in accordance with laws and regulations, and may not commit any of the following conduct or provide any of the following services: (i) absorbing, or absorbing in any disguised form, public deposits, (ii) borrowing funds through online lending information intermediary institutions, various local trading places, asset management institutions, privately offered investment funds, and other institutions; (iii) borrowing funds from other commercial factoring enterprises or doing so in any disguised form; (iv) providing loans for its account or for the account of another party; (v) engaging in the collection of accounts receivable or debts irrelevant to commercial factoring in a specialized manner or conducting the same on behalf of another party; (vi) factoring financing based on any illegal underlying transaction contract, consignment contract, accounts receivable with disputable ownership, or a claim for payment arising from any bill or other negotiable securities; and (vii) other activities prohibited by the state.
Regulations Relating to Product Quality and Consumer Protection
The Product Quality Law, which was promulgated by Standing Committee of the National People’s Congress on February 22, 1993 and most recently amended on December 29, 2018, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension, or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales.
The Consumer Rights and Interests Protection Law or the Consumer Protection Law, which was promulgated by Standing Committee of the National People’s Congress on October 31, 1993 and most recently amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage, and term of validity of the commodities. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses, and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers.
Regulations Relating to Leasing
Pursuant to the Law on Administration of Urban Real Estate, which was promulgated on July 5, 1994 and most recently amended on August 26, 2019 by the Standing Committee of the National People’s Congress, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.
According to the Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. In addition, in the event of change of ownership of the leased premises, the lease contract between the lessee and the lessor will still remain effective. The Civil Code further provides that where the leased property has been leased and transferred for possession before the creation of the mortgage, the established leasehold relationship will not be affected by the mortgage.

Regulations Relating to Anti-Monopoly
The PRC Anti-Monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective from August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position, and concentration of undertakings that have the effect of eliminating or restricting competition.
The dominant market position shall refer to a market position where an operator may manipulate the price, volume, and other trade conditions of commodities on a relevant market, or may obstruct or otherwise affect the entrance of other operators into relevant markets. Operators who hold the dominant market position are prohibited from engaging in such practices which may be classified as an abuse of said position as: (a) selling commodities at unfairly high or buying commodities at unfairly low prices, (b) conducting tie-in
sales or adding other unreasonable conditions on a deal without justified reasons, (c) discriminating among trading counterparts of the same qualifications with regard to trade price, etc. without justified reasons, or (d) other practices recognized by the enforcement authorities as abuse of dominant market position. Furthermore, where an operator violates the provisions of the Anti-Monopoly Law by abusing dominant market position, the enforcement authorities shall order such operator to stop the illegal activities, confiscate the illegal earnings, and impose a fine of 1% to 10% of the previous year’s sales revenue.
In March 2018, the SAMR was formed to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, the NDRC, and the State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued the Notice on Anti-Monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s provincial branches for anti-monopoly enforcement within their respective jurisdictions, and further issued the Anti-Monopoly Compliance Guideline for Operators on September 11, 2020 for establishing an anti-monopoly compliance management system and preventing anti-monopoly compliance risks.
On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019 to further prevent and prohibit the abuse of dominant market positions. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, aiming to improve anti-monopoly administration on online platforms. The guideline, operating as the compliance guidance under the existing PRC anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as forcing the users to choose the product or service of one operator exclusively from the other.
Regulations Relating to Anti-Unfair Competition
Competition among business operators is generally governed by the PRC Anti-Unfair Competition Law, which was promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and amended on November 4, 2017 and April 23, 2019, respectively. According to the Anti-unfair Competition Law, business operators must abide by the principles of voluntariness, equality, fairness and good faith, and observe laws and business ethics. In particular, business operators are prohibited from any of the following unfair activities: (i) committing acts of confusion; (ii) seeking transaction opportunities or competitive advantages by bribing relevant entities or individuals with property or by any other means; (iii) conducting commercial promotions for the performance, function, quality, sales status, user evaluation, honor received concerning its products in a false or misleading manner; (iv) infringing trade secrets; (v) premium campaign in contravention to the Anti-Unfair Competition Law; and (vi) fabricating or disseminating false or misleading information to undermine the goodwill or commodity reputation of any competitors. On October 29, 2020, the SAMR issued the Interim Provisions on Regulating Promotional Activities, which took effect on December 1, 2020. Among other things, these interim provisions are designed to promote consumer protection and prohibit false or misleading commercial information used in promotional activities. Failure to comply with these provisions may subject the business operators to penalties or other administrative actions by the regulatory authorities.
Regulations Relating to Advertising
The PRC government regulates advertising, including online advertising, principally through the SAMR. The PRC Advertising Law, as promulgated on October 27, 1994 and most recently amended on October 26, 2018 by the Standing Committee of the National People’s Congress, outlines the general regulatory framework for advertising. According to the Advertising Law, advertisers, advertising service providers, and advertising publishers are required to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, advertisements must not contain terms such as “the state-level,” “the highest grade,” “the best,” or such similar wording. In addition, the use of Internet to distribute advertisements must not affect the normal use of the Internet by users. Where Internet information service providers are aware or ought to be aware that illegal advertisements are being published or distributed using their services, they are obliged to prevent such distribution.
The Interim Measures for Administration of Internet Advertising, which was promulgated by the State Administration for Industry and Commerce on July 4, 2016 and took into effect on September 1, 2016, set forth certain compliance requirements for online advertising businesses. The Internet Advertisement Measures regulate any advertisement published on the Internet, including without limitation, through websites, webpage, and Apps, in the form of word, picture, audio, and video. Advertising operators and distributors of Internet advertisement must examine, verify, and record identity information for advertisers including name, address and contact information, and maintain a verification record that is updated on a regular basis. Moreover, advertising operators and advertising distributors must examine the supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency, or publishing services.
Violation of the foregoing laws and regulations may subject the operators to civil liabilities and penalties, including fines, confiscation of advertising income, orders to stop dissemination of the advertisements, and orders to publish an advertisement correcting the misleading information. In case of serious violations, the SAMR or its local branches may force the violators to terminate its advertising operation or revoke its business license.
Regulations Relating to Pricing
According to the Pricing Law, as promulgated on December 29, 1997 and took effect on May 1, 1998 by the Standing Committee of the National People’s Congress, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to purchase, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, stopping unlawful activities, confiscating illegal gains and fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe.
Regulations Relating to Intellectual Property Rights
The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks, and domain names.

Copyright
Copyright in China, including copyrighted software, is principally protected under the Copyright Law which was promulgated by Standing Committee of the National People’s Congress on September 7, 1990 and of which the most recent amendment will come into effect as of June 1, 2021. Under the Copyright Law, PRC citizens, legal persons, or other organizations enjoy copyright over their works which refer to original intellectual achievements in the fields of literature, art, and science which can be expressed in a certain form including written works, oral works, computer software, and other intellectual achievements which comply with the characteristics of the works, whether published or not. The term of protection for copyrighted software is 50 years.
In addition, the Regulations on the Protection of Rights to Information Network Communication, which was promulgated by the State Council on May 18, 2006 and amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries, and internet service providers. The Computer Software Copyright Registration Procedures, which was promulgated by the State Copyright Bureau on February 20, 2002, applies to software copyright registration, license contract registration, and transfer contract registration.
Patent
According to the PRC Patent Law, which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and most recently amended on October 1, 2009, patent protection is divided into three categories, namely, invention patents, utility model patents, and design patents. Invention patents are valid for twenty years from the date of application, while design patents and utility patents are valid for ten years from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness, and practicability. Once an invention patent, or an utility model patent is granted, unless otherwise permitted by law, no individual or entities are permitted to engage in the manufacture, use, sale, or import of the product protected by such patent or otherwise engage in the manufacture, use, sale, or import of the product directly derived from applying the production technology or method protected by such patent, without consent of the patent holder, otherwise, the use will constitute an infringement of the patent rights.
Trademark
Registered Trademarks are protected by the PRC Trademark Law which was adopted by the Standing Committee of the National People’s Congress on August 23, 1982 and most recently amended on April 23, 2019 as well as the Implementation Regulation of the PRC Trademark Law which was adopted by the State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of the National Intellectual Property Administration under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year
periods upon request by the trademark owner. For licensed use of a registered trademark, the licensor shall file record of the licensing of the said trademark with the Trademark Office, otherwise it may not defend against a bona fide third party. The PRC Trademark Law has adopted a
“first-to-file”
principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.
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
Domain Names
Domain names are protected under the Administrative Measures on the Internet Domain Names which was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, is responsible for the daily administration of .cn domain names and Chinese domain names. The China Internet Network Information Center adopts the “first to file” principle with respect to the registration of domain names. On November 27, 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.
Regulations Relating to Foreign Currency Exchange and Dividend Distribution
Foreign Exchange
The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations which was promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.
On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign invested enterprise, or an foreign-invested enterprise, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of an foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of an foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay Renminbi loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date, and was partially amended on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effect on the same date. Pursuant to SAFE Circular 16, foreign-invested enterprises (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such SAFE circulars could result in severe monetary or other penalties. On October 23, 2019, SAFE issued the SAFE Circular 28, pursuant to which foreign-invested enterprises whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Special Administrative Measures for Entrance of Foreign Investment (Negative List) and the target investment projects are genuine and in compliance with laws.
In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which was further amended in May 2015. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment
expenses accounts, foreign exchange capital accounts, and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which was further revised in 2015, 2018, and 2019, which specify that the administration by SAFE or its local branches over direct investment by foreign investors in China shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.
On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which took effect on the same day. This circular sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign-invested enterprises’ foreign exchange distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.
Dividend Distribution
The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Foreign Investment Law, the Implementation Rules of the PRC Foreign Investment Law, and the Company Law which was issued on December 29, 1993 and most recently amended on October 26, 2018.
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

Offshore Financing
SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. Under SAFE Circular 37, (i) a “special purpose vehicle” refers to an offshore entity directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents; (ii) “round trip investment” refers to the direct investment in China by such PRC residents through the “special purpose vehicle,” including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements; and (iii) “control” is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds, or other arrangements. SAFE Circular 37 requires PRC residents to complete a foreign exchange registration of overseas investment with the competent local branches of SAFE before making capital contribution into a special purpose vehicle. SAFE Circular 37 further requires the filing of amendment to the registration in the event of any changes with respect to the special purpose vehicle, including basic information changes such as changes in a PRC resident individual shareholder, name of special purpose vehicle or operation period, and significant changes such as changes in the capital contributed by PRC residents, share transfer or exchange, merger, division, or other material events. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which became effective on June 1, 2015 and was amended on December 30, 2019. After such notice becomes effective, application for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status. If any PRC resident shareholder of the special purpose vehicle fails to make the required registration or to update the previously filed registration, the PRC subsidiaries of the special purpose vehicle may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to the special purpose vehicle, and the special purpose vehicle also may be prohibited from making additional capital contribution into its PRC subsidiaries.
Stock Incentive Plans
Pursuant to the Administrative Measures for Individual Foreign Exchange, which was promulgated by the People’s Bank of China on December 25, 2006 and became effective on February 1, 2007, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed
companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Notice 7, which was promulgated by SAFE on February 15, 2012, PRC residents or non-PRC
citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches. Pursuant to SAFE Notice 7, PRC residents participating in the stock incentive plans of overseas-listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants.

Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of these individuals who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with such individuals’ exercise of the employee share options. The foreign exchange proceeds received by such individuals from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas-listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such individuals.
Under the Circular of the State Administration of Taxation on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated and became effective on August 24, 2009 by the STA, listed companies and their domestic organizations will, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.
Regulations Relating to Tax
Enterprise Income Tax
The PRC enterprise income tax is calculated based on the taxable income determined under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises. The PRC Enterprise Income Tax Law and its implementation rules permit “high and new technology enterprises” to benefit from a preferential enterprise income tax rate of 15% subject to these high and new technology enterprises meeting certain qualification criteria.
Moreover, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the PRC Enterprise Income Tax Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise”, the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or STA Bulletin 45, both issued by STA, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.
According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day
operational management and the places where they perform their duties are in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) 50%

or more of voting board members or senior executives habitually reside in China. In addition, STA Bulletin 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain
PRC-sourced
income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.
Dividend Withholding Tax
The PRC Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are
“non-PRC
resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in China or (ii) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The State Council or a tax treaty between China and the jurisdictions in which the non-PRC
investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued by STA on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment. Based on the Circular on Issues concerning the “Beneficial Owner” in Tax Treaties, issued by STA on February 3, 2018, which became effective on April 1, 2018, a comprehensive analysis shall be conducted based on the factors set out in the present article and in combination with the actual conditions of specific cases, and certain factors which will negatively affect the determination of an applicant’s status as a “beneficial owner” are provided, such as the business activities engaged in by the applicant do not constitute substantive business activities. On October 14, 2019, STA promulgated the Administrative Measures for
Non-Resident
Taxpayers to Enjoy Treatment under Treaties, which became effective on January 1, 2020, provides that non-
PRC resident enterprises are not required to obtain
pre-approval
from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC
resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax
filing examinations by the relevant tax authorities.
Indirect Transfer of Properties
On February 3, 2015, STA issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by
Non-Tax
Resident Enterprises, or STA Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of STA Public Notice 7 were abolished by Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents effective on December 29, 2017 and the Circular on Issues concerning Withholding of Enterprise Income Tax for
Non-PRC
Resident Enterprises, or the STA Circular 37, effective on December 1,2017, which was amended on June 15, 2018, respectively. By promulgating and implementing these notices, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC
resident enterprise. Pursuant to the STA Public Notice 7, as amended, in the event that a non-PRC
resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified
and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. The STA Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Public Notice 7 also brings challenges to both offshore transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC
resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC
resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to enterprise income tax, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
Issues concerning the withholding of enterprise income tax of the China-sourced income, which refers to income obtained from sources within China by non-PRC
resident enterprises that (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business in China, shall be subject to the STA Circular 37. China-sourced income includes income from equity investment such as dividend and bonus, income from interest, rental and royalties, income from the property transfer, and other income. Pursuant to the STA Circular 37, non-PRC
resident enterprises shall pay enterprise income tax in relation to their China-sourced income, and the entities which have the direct obligation to make certain payments to a non-PRC
resident enterprise shall be the relevant tax withholders for such non-PRC
resident enterprise. The tax withholders shall, within seven days of the day on which the withholding obligation occurs, which is the day when the payment is made in fact or becomes due, declare and remit the withholding tax to the competent tax authority. When declaring and remitting the withholding tax payable, the tax withholders shall complete the Withholding Statement of the PRC for Enterprise Income Tax. In the event that the tax withholder fails to withhold and remit the taxable enterprise income tax for a non-PRC
resident enterprise, or is unable to perform its obligation mentioned above, the non-PRC
resident enterprise shall declare and pay enterprise income tax to the competent tax authority, and complete the Withholding Statement of the PRC for Enterprise Income Tax.
Value-Added Tax
On March 23, 2016, the Ministry of Finance and STA jointly issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Taxes in Lieu of Business Taxes. Effective from May 1, 2016, the PRC tax authorities will collect Value-Added Tax, or the VAT, in lieu of business tax on a trial basis within China territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Taxes and Amending the Provisional Regulation of China on Value-Added Taxes, pursuant to which, PRC tax authorities will collect VAT in lieu of business taxes for all industries where business taxes should have been collected within China territory. Pursuant to the Provisional Regulation of China on Value-Added Taxes, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, are subject to VAT at a rate ranging from 6% to 17%.
On April 4, 2018, the Ministry of Finance and STA jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, which took effect on May 1, 2018. According to Circular 32: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11% respectively, tax rates are adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, the deduction rate is adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 16%, the taxes are calculated at the deduction rate of 12%; (iv) for exported goods originally subject to the tax rate of 17% and export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 11% and export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. To further reduce VAT, on March 30, 2019, the Ministry of Finance, STA, and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019. According to the announcement: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 16% and 10%, tax rates are adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, the deduction rate is adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 13%, the taxes are calculated at the deduction rate of 10%; (iv) for exported goods originally subject to the tax rate of 16% and export tax refund rate of 16%, the export tax refund rate is adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 10% and export tax refund rate of 10%, the export tax refund rate is adjusted to 9%. Announcement 39 came into effect on April 1, 2019 and shall be prevail in case of any conflict with existing provisions.
Regulations Relating to Employment Laws
The PRC Labor Law, which became effective on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, and the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, provide requirements concerning employment contracts between an employer and its employees. Pursuant to the Labor Contract Law, a written labor contract is required when an employment relationship is established between an employer and an employee. An employer is obligated to sign a labor contract with an employee with an indefinite term if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, and prevent accidents at work and reduce occupational hazards.
On October 28, 2010, Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. An employer must pay the social insurance for its employees in accordance with the rates provided under relevant regulations and must withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund, which was promulgated on April 3, 1999, and was most recently amended on March 24, 2019, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

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
E-Commerce,
respectively.

(2)	A subsidiary primarily engaged in operating e-commerce platform.
(3)	A subsidiary primarily engaged in warehousing, logistics, product procurement, research and development, technology development, and consulting businesses.
(4)	A subsidiary primarily engaged in product procurement business.
(5)	Subsidiaries primarily engaged in retail businesses and warehousing services in the cities of Jianyang, Tianjin, and Zhaoqing, and the regions around them.
(6)	A subsidiary primarily engaged in software development and information technology support.
(7)	A subsidiary primarily engaged in supplier chain services.
Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiaries, including Vipshop China, are WFOEs. As a WFOE, Vipshop China is restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online Platform is operated by our consolidated affiliated entities in China. Following our efforts to streamline our contractual arrangements among our consolidated affiliated entities during 2018, 2019, and 2020, we began to use Vipshop
E-Commerce
to operate our main businesses, which had been previously operated by Vipshop Information, without materially altering the substance of our operations. Vipshop
E-Commerce
currently holds the primary licenses necessary to conduct our Internet-related operations in China. Most of the business contracts relating to our Vipshop Online Platform previously entered into by Vipshop Information have been replaced with new business contracts entered into by

Vipshop
E-Commerce
with relevant third parties. In addition, over 1,400 employees and all material fixed assets of Vipshop Information in connection with customer service were transferred to Vipshop
E-Commerce
in 2018.
Our PRC subsidiaries have entered into three sets of contractual arrangements with our consolidated affiliated entities and their respective shareholders. The one primary set of contractual arrangement that we currently rely on to conduct our main business is entered into by Vipshop China, Vipshop
E-Commerce,
and shareholders of Vipshop
E-Commerce.
The other two sets of contractual arrangements include: (i) one set entered into by Vipshop China, Vipshop Information, and shareholders of Vipshop Information; and (ii) one set entered into by Vipshop China, Pin Jun Tong, and shareholders of Pin Jun Tong. The contractual arrangements enable us to:

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
We face risks with respect to the contractual arrangements with our consolidated affiliated entities and their shareholders. If our consolidated affiliated entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements that give us effective control over the consolidated affiliated entities may be limited. If we are unable to maintain effective control over our consolidated affiliated entities, we would not be able to continue to consolidate their financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements with our consolidated affiliated entities, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2018, 2019, and 2020, our subsidiaries contributed in aggregate approximately 97.1%, 96.1%, and 97.7%, respectively, of our total consolidated net revenues, exclusive of revenues derived from our consolidated affiliated entities. As of December 31, 2018, 2019, and 2020, our holding company and our subsidiaries accounted for an aggregate of 86.3%, 78.7%, and 91.9%, respectively, of our consolidated total assets (excluding assets attributable to transactions with our consolidated affiliated entities). For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”
Contractual Arrangements Relating to Our Consolidated Affiliated Entities
The following is a summary of the material provisions of the agreements for our three sets of contractual arrangements, each among our applicable WFOE, our applicable consolidated affiliated entity, and the shareholders of the applicable consolidated affiliated entity.
As of the date of this annual report, the equity holding structures of each of our consolidated affiliated entities are as follows:

•	Eric Ya Shen and Arthur Xiaobo Hong hold 66.7% and 33.3% of Vipshop E-Commerce, respectively;

•	Eric Ya Shen and Arthur Xiaobo Hong hold 99.2% and 0.8% of Vipshop Information, respectively; and

•	Eric Ya Shen and Arthur Xiaobo Hong hold 65% and 35% of Pin Jun Tong, respectively.
Agreements that Provide Us Effective Control over Our Consolidated Affiliated Entities
Equity Interest Pledge Agreements
. Under each equity interest pledge agreement among our applicable WFOE, our applicable consolidated affiliated entity, and the shareholders of the applicable consolidated affiliated entity, the shareholders of the applicable consolidated affiliated entity pledge all of their equity interests in the applicable consolidated affiliated entity to the applicable WFOE to guarantee the applicable consolidated affiliated entity’s and its shareholders’ performance of the relevant obligations under the exclusive business cooperation agreement, exclusive option agreement, and loan agreement. If any stipulated event of default occurs, including the failure by the applicable consolidated affiliated entity or its shareholders to perform relevant contractual obligations under the exclusive business cooperation agreement, exclusive option agreement, or loan agreement, the applicable WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests. Without the applicable WFOE’s prior written consent, shareholders of the applicable consolidated affiliated entity cannot transfer or otherwise dispose of, or create or allow the creation of, any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain in full force and effect until all of the obligations of the applicable consolidated affiliated entity and its shareholders under the exclusive business cooperation agreement, exclusive option agreement, and loan agreement have been duly performed or terminated. We have completed registering the pledge of the equity interests in our consolidated affiliated entities with the local branches of the SAMR.
Exclusive Option Agreements
. Under each exclusive option agreement among our applicable WFOE, our applicable consolidated affiliated entity, and the shareholders of the applicable consolidated affiliated entity, the shareholders of the applicable consolidated affiliated entity grant the applicable WFOE an exclusive option to purchase, or designate one or more person(s) to purchase, all or part of their respective equity interests in the applicable consolidated affiliated entity at a purchase price equal to the higher of: (i) the amount of registered capital actually contributed by the shareholders; or (ii) a minimum price permitted by applicable PRC laws. The applicable WFOE may exercise the option by issuing a written notice to the shareholders of the applicable consolidated affiliated entity. Without the applicable WFOE’s written consent, the applicable consolidated affiliated entity and its shareholders may not transfer, sell, pledge, or otherwise dispose of, or create any encumbrance on, any assets, business, or equity or beneficiary interests of the applicable consolidated affiliated entity. This agreement will remain in full force and effect for a term of ten years from the date of execution, and may be extended for a period to be determined by the applicable WFOE.
Powers of Attorney
. Each shareholder of our consolidated affiliated entity has signed an irrevocable power of attorney. Under the powers of attorney, each shareholder of our consolidated affiliated entity has irrevocably appointed the applicable WFOE as his attorney-in-fact
to act on his behalf and exercise all of his rights as a shareholder of the applicable consolidated affiliated entity, including the right to attend shareholder meetings, to exercise voting rights, to appoint directors and senior management of the applicable consolidated affiliated entity, and to effect transfers of all or part of their equity interests in the applicable consolidated affiliated entity pursuant to the equity interest pledge agreements and exclusive option agreements. The applicable WFOE has the right to appoint any individual or entity to exercise the power of attorney on its behalf. Each power of attorney will remain in full force and effect until the shareholder ceases to hold any equity interests in the applicable consolidated affiliated entity.
Agreements that Transfer Economic Benefits to Us
Exclusive Business Cooperation Agreements
. Under each exclusive business cooperation agreement between the applicable WFOE and the applicable consolidated affiliated entity, the applicable consolidated affiliated entity agrees to engage the applicable WFOE as its exclusive provider of technical, consulting, and other services in relation to its business operations. In consideration of such services, the applicable consolidated affiliated entity will pay to the applicable WFOE service fees that amount to all of the applicable consolidated affiliated entity’s net income. The service fees may be adjusted at the applicable WFOE’s sole discretion based on the services rendered and the operational needs of the applicable consolidated affiliated entity. The applicable WFOE will exclusively own any intellectual property arising from the performance of the exclusive business cooperation agreement. The term of this agreement is ten years from the date of execution, and may be extended for a period to be determined by the applicable WFOE. The applicable WFOE may terminate this agreement at any time by giving 30 days’ prior written notice. Generally, the applicable consolidated affiliated entity has no right to terminate this agreement unless the applicable WFOE commits gross negligence or fraud.
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
In the opinion of Han Kun Law Offices, our PRC legal counsel:

•
as of the date of this annual report, the ownership structures of our PRC subsidiaries and our consolidated affiliated entities, as described in this annual report, are not in violation of all applicable PRC laws and regulations currently in effect;

•
as of the date of this annual report, the contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their respective shareholders that are governed by PRC law are valid, binding and enforceable, and are not in any violation of applicable PRC laws or regulations currently in effect; and

•
as of the date of this annual report, each of our PRC subsidiaries and our consolidated affiliated entities, as described in this annual report, (i) has all necessary corporate power and authority to conduct its business as described in its business scope under its business license; (ii) has its business license in full force and effect; and (iii) is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of Han Kun Law Offices’ knowledge after due inquires, none of our PRC subsidiaries, our consolidated affiliated entities or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

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
We are headquartered in Guangzhou. In the second half of 2015, we purchased property in Pazhou, Guangzhou, and started constructing our new office headquarters of approximately 170,000 square meters in 2016, which was completed in 2020. We have moved into the new office headquarters in October 2020. In addition to the office headquarters in Guangzhou, as of December 31, 2020, we had approximately 52,000 square meters of office space and approximately 3.3 million square meters of warehouse space across China and overseas, of which approximately 3.1 million square meters of warehouse space is owned by our company.
A summary of our owned and leased properties as of December 31, 2020 is shown below:

Location/Business	Space	Usage of Property
	(in square meters)
Guangzhou—Owned	168,519	Office space
Guangzhou—Leased	20,374	Office space
Shanghai—Owned	18,385	Office space
Other cities in China—Owned	890	Office space
Other cities in China—Leased	12,794	Office space
Sub-total	220,962
China Domestic—Owned (1)	3,147,983	Logistics centers
China Domestic—Leased (1)	129,830	Logistics centers
Cross Border (2)	5,600	Logistics centers
Sub-total	3,283,413
China Domestic—Owned	867,595	Retail property for Shan Shan Outlets
China Domestic—Leased	6,355	Office space and warehouses for Shan Shan Outlets
Sub-total	873,950
China Domestic—Leased	229,126	Retail property for Vipshop offline stores
China Domestic—Leased	77,608	Retail property for Vipmaxx offline stores
Sub-total	306,734

Notes:
(1)	Includes bonded warehouses under customs supervision in mainland China.
(2)	Includes overseas warehouses for our cross-border business.
Our servers are hosted at leased Internet data centers owned by leading PRC telecommunications carriers. We typically enter into leasing and hosting service agreements that are renewable from year to year. We believe that our existing facilities are sufficient for our near term needs.
Some of these lease agreements include terms of renewal for periods ranging from one to five years upon expiry of their respective original lease terms, without purchase options or escalation clause. If these lease agreements are not renewed, we are obligated to remove the facilities constructed under certain of our warehouse space lease contracts, although we believe such related removal costs is likely to be insignificant.

ITEM 4B.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
We began our operations in August 2008 and have grown significantly since then. In 2018, 2019, and 2020, we fulfilled approximately 437.4 million, 566.3 million, and 692.4 million customer orders, respectively, and we generated total net revenues of RMB84.52 billion, RMB92.99 billion, and RMB101.86 billion (US$15.61 billion), respectively. In 2018, 2019, and 2020, we generated net income of RMB2.13 billion, RMB3.99 billion, and RMB5.92 billion (US$907.2 million), respectively. Our net income in 2018, 2019, and 2020 reflected non-cash
share-based compensation expenses in an aggregate amount of RMB671.2 million, RMB688.1 million, and RMB951.0 million (US$145.8 million), respectively.
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
Our results of operations are also affected by the regulations and industry policies related to the online retail market. Although we have generally benefited from the Chinese government’s policies to encourage economic growth, we are also affected by the complexity, uncertainties and changes in China regulation of the internet industry. Due to PRC legal restrictions on foreign equity ownership of and investment in the online retail sector in China, we rely on contractual arrangements with our consolidated affiliated entities and their shareholders to conduct most of our business in China. We face risks associated with our control over our consolidated affiliated entities, as our control is based upon contractual arrangements rather than equity ownership. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”
Substantially all of our revenues and workforce are concentrated in China. In the first quarter of 2020, we experienced a meaningful decline in our sales and profitability as a result of the soft consumer demand due to their reduced need of leaving households during the outbreak. In addition, our China-based facilities underwent temporary closure in February 2020, and most of our employees had worked from home for weeks, both as part of China’s nationwide efforts to contain the spread of the
COVID-19.
Our service capacity and operational efficiency were therefore negatively affected in February. Since late February 2020, operations in China have been gradually resuming to normal. During the heights of the
COVID-19
pandemic, the abilities of our product and service suppliers to maintain sufficient inventories and timely deliver products and services have been adversely affected by their insufficient workforce as a result of temporary travel restrictions in China and the necessity to comply with disease control protocols in our business facilities. In addition, the global spread of
COVID-19
has also affected our overseas suppliers. Although things have largely returned to normal in China since May 2020, the global spread of
COVID-19
in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations will depend on future developments, especially the effectiveness of the global containment of the
COVID-19,
which are highly uncertain and unpredictable.
Despite the temporary negative impact caused by
COVID-19
outbreak, we are able to sustain our growth momentum and delivered net income growth in 2020. Our net income increased by 48.5% from RMB3.99 billion in 2019 to RMB5.92 billion (US$907.2 million) in 2020. As of December 31, 2020, we had cash and cash equivalents of RMB12.00 billion (US$1.84 billion) and short-term investments of RMB7.33 billion (US$1.12 billion). Our short-term investments consist primarily of investments in time deposits and financial products offered by commercial banks in China with fixed maturity dates ranging from three months to one year. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition, and results of operations have been and may continue to be adversely affected by the
COVID-19
pandemic.”
The major factors affecting our results of operations and financial condition are discussed below.
Key Components of Our Results of Operations
Net Revenues
We derive revenues primarily from the sale of products offered on our Vipshop Online Platform. Generally, we offer our customers a right of returning products purchased online for a period of seven days upon receipt of products. The associated revenues are recognized at the point of time when the goods have been accepted by the customers. Our net revenues are recorded net of VAT and related surcharges.
The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
Total net revenues (RMB in thousands)	84,523,948	92,994,418	101,858,489
Active customers (in millions)	60.5	69.0	83.9
Total orders (in millions)	437.4	566.3	692.4
Average orders per active customer	7.2	8.2	8.3
GMV (RMB in billions)	131.0	148.2	165.0
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
Operating Expenses
Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content expenses, (iv) general and administrative expenses, and (v) goodwill impairment loss. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the year ended December 31,
	2018		2019		2020
	RMB’000%		RMB’000%		RMB’000	US$’000%
Fulfillment expenses	7,489,393	8.8	7,317,706	7.9	6,878,991	1,054,251	6.8
Marketing expenses	3,240,450	3.8	3,323,927	3.6	4,284,274	656,594	4.2
Technology and content expenses	2,000,894	2.4	1,568,107	1.7	1,221,264	187,167	1.2
General and administrative expenses	2,674,179	3.2	4,064,264	4.4	3,748,548	574,490	3.7
Goodwill impairment loss	—	—	278,263	0.2	—	—	—

Total operating expenses	15,404,916	18.2	16,552,267	17.8	16,133,077	2,472,502	15.9

Fulfillment expenses
. Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses, and logistics center rental expenses, as well as compensation and benefits of our logistics staff. Our shipping and handling expenses were RMB4.50 billion, RMB4.63 billion, and RMB4.51 billion (US$690.9 million) in 2018, 2019, and 2020, respectively. Our fulfillment services utilize regional logistics hubs and rely on high-quality delivery service providers with national coverage. We expect our fulfillment expenses as a percentage of our total net revenue to decrease in the foreseeable future as our scale continues to grow and outsourcing of delivery services to third-party delivery companies.
Marketing expenses
. Marketing expenses primarily represent advertising expenses incurred in connection with our brand promotional activities, as well as compensation and benefits of our marketing staff. As we enhance our brand awareness by engaging in additional brand promotional activities, we expect our marketing expenses to increase in the foreseeable future.
Technology and content expenses
. Technology and content expenses primarily consist of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our platform, including model fees and professional photography expenses. As we continue to expand our IT capabilities to support our anticipated growth, we expect our technology and content expenses to increase in the foreseeable future.
General and administrative expenses
. General and administrative expenses primarily consist of compensation and benefits of our headquarters and administrative staff, rental expenses, costs for professional services, payment processing fees, impairment of warehouses, the provision of assets and severance payments related to the cessation of Pinjun operations, and other administrative and overhead expenses. As our business further grows and we continue to incur increased costs related to our ongoing compliance and reporting obligations under U.S. securities laws as a public company, we expect our general and administrative expenses to continue to increase in the foreseeable future.
Goodwill impairment loss.
Goodwill impairment loss primarily consists of the impairment of goodwill of Pinjun in 2019. There is no goodwill impairment loss in 2020. A goodwill impairment loss is recognized for the amount by which the carrying amount of a reporting unit, including goodwill, exceeds its fair value, and is limited to the total amount of goodwill allocated to that reporting unit.
Seasonality
Our results of operations are subject to seasonal fluctuations, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during holidays in China, particularly during the Chinese New Year period which occurs in the first quarter of the year, when customers tend to shop less. Furthermore, sales in the retail industry are typically significantly higher in the fourth quarter of the year than in the preceding three quarters.
E-commerce
companies in China hold special promotional campaigns on November 11 and December 12 each year that boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the fourth quarter of each year to celebrate the anniversary of the founding of our platform. The seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.
Taxation
Cayman Islands
We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands.
Hong Kong
Our subsidiary incorporated in Hong Kong is subject to a
two-tiered
income tax rate for taxable income earned in Hong Kong, effective on April 1, 2018. The first two million Hong Kong dollars of profits it earns are subject to an income tax rate of 8.25%, while the remaining profits continue to be taxed at the existing tax rate, 16.5%. Under Hong Kong tax law, our subsidiary incorporated in Hong Kong is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. Hong Kong income tax was provided in our consolidated financial statements for the years ended December 31, 2018, 2019, and 2020, as our Hong Kong subsidiary generated assessable income in 2018, 2019, and 2020.
PRC
Our PRC subsidiaries and consolidated affiliated entities are companies incorporated under PRC law and, as such, are subject to enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, and were most recently amended in 2018 and 2019, respectively, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our subsidiaries and the consolidated affiliated entities in China are all subject to the enterprise income tax rate of 25% for the periods presented, except for certain subsidiaries, for example Vipshop (Jianyang)
E-Commerce
Co., Ltd., or Vipshop Jianyang, Chongqing Vipshop
E-Commerce
Co., Ltd., or Vipshop Chongqing, Vipshop (Zhuhai)
E-Commerce
Co., Ltd., or Vipshop Zhuhai and Pinwei Software, that enjoyed the following preferential tax treatment on an annual renewal basis. Vipshop Jianyang and Vipshop Chongqing were classified as “encouraged enterprises in the western regions in an industry sector encouraged by the PRC government” and enjoyed a preferential tax rate of 15%. Vipshop Zhuhai also enjoyed a preferential tax rate of 15% similarly. The term “encouraged enterprise in an industry sector encouraged by the PRC government” as used herein refers to an enterprise incorporated in certain region whose primary business falls into the scopes of the encouraged industries stipulated in the existing related policies, including Catalog of Encouraged Industries in the Western Region, Industrial Restructuring Guidance Catalog (2019 Version), Catalog of Industries for Encouraged Foreign Investment (2020 Version), Circular of the Ministry of Finance and the State Administration of Taxation on the Preferential Enterprise Income Tax Policies and Catalog for Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province, and Qianhai
Shenzhen-Hong
Kong Modern Service Industry Cooperation Zone of Shenzhen City. In 2018 and 2019, Pinwei Software applied and was classified as “State Planning Key Software Enterprise” by the local tax authority and entitled to a preferential tax rate of 10% pursuant to Circular Caishui (2012) 27.
We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2018, 2019, and 2020, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties related to income tax matters, if any, in income tax expense.
The amount of tax loss carry forwards of our certain subsidiaries was RMB1.45 billion, RMB1.23 billion, and RMB1.27 billion (US$194.8 million) as of December 31, 2018, 2019, and 2020, respectively. We provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2018, 2019, and 2020, respectively, as our management is not able to conclude that the future realization of some of such net operating loss carry forwards is more likely than not.
We had enterprise income tax recoverable of approximately RMB12.1 million (US$1.9 million) as of December 31, 2020. Enterprise income tax recoverable occurred due to the overpaid enterprise income tax for certain PRC subsidiaries during the quarterly filing in 2020 and is expected to be refunded in the final annual tax settlement in May 2021.
As of December 31, 2018, 2019, and 2020, we had VAT recoverable of approximately RMB770.9 million, RMB1.43 billion, and RMB907.7 million (US$139.1 million), respectively. VAT recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB749.1 million, RMB528.8 million, and RMB510.2 million (US$78.2 million) as of December 31, 2018, 2019, and 2020, respectively, included as accrued expenses and other current liabilities. We do not net off VAT recoverable and payable from different entities within our group companies.
For more information on PRC tax regulations, see “Item 4.B. Information on the Company—Regulation—Regulations Relating to Tax” and “Item 10.E. Additional Information—Taxation—People’s Republic of China Taxation.”
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
A accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Significant accounting estimates reflected in our financial statements include inventory write-down, valuation of goodwill and assets acquired in the business acquisitions, valuation of investments impairment assessment and valuation of account receivables from consumer financing. Changes in facts and circumstances may result in revised estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.
Revenue recognition
We accounted for revenue in accordance with Topic 606, “Revenue from Contracts with Customers.”
Product revenue recognition
We derive a majority of our revenue from online product revenue. We recognize revenue from the sale of apparel, fashion goods, cosmetics, home goods and lifestyle products, and other merchandise through our online platforms, including our internet website and cellular phone application. We recognize revenue at the point of time when the goods have been accepted by the customers. The customers have the options to pay for the goods in advance, upon acceptance of the goods or over an agreed-upon installment period. The delivery day estimate was determined based on the average delivery days for sales made during the last month of the reporting period, derived from customer locations and delivery reports. A one-day
change in the estimated good
in-transit
period would result in an increase or decrease of approximately RMB239.0 million, RMB347.2 million, and RMB409.8 million (US$62.8 million) to our total net revenues in the years ended December 31, 2018, 2019, and 2020.
For offline product revenue and merchandizes sold through Shan Shan Outlets, we recognize product revenue at the point of time when customers pay and obtain control of the merchandizes.

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
Return rights
We offer our online sales customers with an unconditional right of return for a seven-day
period upon receipt of the products on sales from our Vipshop Online Platform. We reduce product revenues by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns and recorded as a refund liability included in accrued expenses and other current liabilities.
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
Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and assess the quality of the merchandizes within each category. In determining the write-down percentages on inventories, the Company takes into considerations of factors, such as the inventories’ aging, historical trends, historical and forecasted demands, expected selling prices, and future promotional events. Changes in the write-down percentages could have a significant impact on the recorded balance of inventories on the financial statements.
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
Recent Accounting Pronouncements
For a summary of recently issued accounting pronouncements, see Note 3(ai) to the consolidated financial statements of Vipshop Holdings Limited pursuant to Item 18 of Part III of this annual report.
Inflation
Inflation in China has not historically materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019, and 2020 in China were increases of 1.9%, 4.5%, and 0.2%, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Product revenues	81,510,275	88,721,311	97,449,712	14,934,822
Other revenues	3,013,673	4,273,107	4,408,777	675,675

Total net revenues	84,523,948	92,994,418	101,858,489	15,610,497

Cost of revenues (1)	(67,454,981)	(72,314,190)	(80,573,181)	(12,348,380)

Gross profit	17,068,967	20,680,228	21,285,308	3,262,117

Operating expenses (2)
—Fulfillment expenses (3)	(7,489,393)	(7,317,706)	(6,878,991)	(1,054,251)
—Marketing expenses	(3,240,450)	(3,323,927)	(4,284,274)	(656,594)
—Technology and content expenses	(2,000,894)	(1,568,107)	(1,221,264)	(187,167)
—General and administrative expenses	(2,674,179)	(4,064,264)	(3,748,548)	(574,490)
—Goodwill impairment loss	—	(278,263)	—	—

Total operating expenses	(15,404,916)	(16,552,267)	(16,133,077)	(2,472,502)

Other operating income	757,062	645,413	707,855	108,483

Income from operations	2,421,113	4,773,374	5,860,086	898,098
Impairment loss of investments	(20,073)	(127,589)	(43,160)	(6,614)
Interest expense	(159,744)	(86,004)	(67,357)	(10,323)
Interest income	242,872	217,027	449,017	68,815
Exchange gain/(loss)	71,065	(935)	(160,097)	(24,536)
Investment gain and revaluation of investments	191,842	166,932	980,868	150,325

Income before income taxes and share of (loss)/income of equity method investees	2,747,075	4,942,805	7,019,357	1,075,765
Income tax expenses	(566,604)	(983,554)	(1,130,016)	(173,183)
Share of (loss)/income of equity method investees	(46,999)	27,182	30,015	4,600

Net income	2,133,472	3,986,433	5,919,356	907,182

Net (income)/loss attributable to non-controlling interests	(4,685)	30,399	(12,399)	(1,900)

Net income attributable to our shareholders	2,128,787	4,016,832	5,906,957	905,282

Notes:
(1)
Excludes shipping and handling expenses, and includes inventory write-down which amounted to RMB440.8 million, RMB347.5 million, and RMB554.9 million (US$85.0 million) in the years ended December 31, 2018, 2019, and 2020, respectively.

(2)	Include share-based compensation expenses as set forth below:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	(73,151)	(112,683)	(100,486)	(15,400)
Marketing expenses	(41,063)	(35,038)	(16,534)	(2,534)
Technology and content expenses	(203,594)	(180,493)	(152,234)	(23,330)
General and administrative expenses	(353,402)	(359,869)	(681,794)	(104,490)

Total	(671,210)	(688,083)	(951,048)	(145,754)

(3)	Include shipping and handling expenses, which amounted to RMB4.50 billion, RMB4.63 billion, and RMB4.51 billion (US$690.9 million) in the years ended December 31, 2018, 2019, and 2020, respectively.
Segment Information
In 2018, we had two reporting segments, Vip.com and internet finance. Due to operational changes, we have determined to report four operating segments since 2019. Vip.com and Shan Shan Outlets have been identified as reportable segments while internet finance and offline shop operating segments were aggregated as others. Vip.com represents our
e-commerce
business, while Shan Shan Outlets represents our offline outlets business. Given this change in the composition of our reportable segments, segment information for 2018 was restated to reflect the current reporting structure for the segments.
The following table sets forth our segment operating results for the years ended December 31, 2018, 2019, and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Segment Net Revenues
Vip.com	84,159,609	91,435,282	99,324,590
Shan Shan Outlets	—	245,817	1,151,331
Others	753,752	2,638,702	2,904,182
Inter-segment revenues (1)	(389,413)	(1,325,383)	(1,521,614)

Total	84,523,948	92,994,418	101,858,489

Segment Income/(Loss) from Operations
Vip.com	3,353,658	5,267,814	6,656,721
Shan Shan Outlets	—	6,255	187,499
Others	(215,459)	227,719	2,291
Unallocated expenses (2)	(717,086)	(728,414)	(986,425)

Total	2,421,113	4,773,374	5,860,086

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

The following table sets forth interest income and interest expenses (included in the measurement of segment profit or loss) for the years ended December 31, 2018, 2019, and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Segment Interest Income
Vip.com	232,494	167,550	313,183
Shan Shan Outlets	—	11,746	63,282
Others	36,946	54,765	72,552
Inter-segment interest income	(26,568)	(17,034)	—

Total	242,872	217,027	449,017

Segment Interest Expense
Vip.com	(103,504)	(42,424)	(61,850)
Shan Shan Outlets	—	(8,989)	(5,507)
Others	(82,808)	(51,625)	—
inter-segment interest expense	26,568	17,034	—

Total	(159,744)	(86,004)	(67,357)

The following table sets forth assets information in the reportable segments reviewed by our management.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Segment Assets
Vip.com	34,867,619	37,727,525	44,087,467
Shan Shan Outlets	—	5,732,260	8,766,027
Others	8,695,044	5,122,893	6,087,320

Total	43,562,663	48,582,678	58,940,814

Our Vip.com segment contributes to a significant majority of our results of operations, which are compared and analyzed on a year-on-year
basis as follows.
Comparison of 2020 and 2019
Net Revenues
. Our total net revenues increased from RMB92.99 billion in 2019 to RMB101.86 billion (US$15.61 billion) in 2020, primarily due to an increase in the number of active customers as 96.7% of our net revenues are from product revenue, and the fluctuation of other revenue between 2020 and 2019 was not material. The number of our active customers increased from 69.0 million in 2019 to 83.9 million in 2020. The number of our total orders increased from 566.3 million in 2019 to 692.4 million in 2020, primarily due to an increase in the number of active customers. Through our regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2020. 97.7% of the total orders we fulfilled in 2020 were placed by repeat customers, as compared to 97.6% in 2019.
Cost of Revenues
. Our cost of revenues increased from RMB72.31 billion in 2019 to RMB80.57 billion (US$12.35 billion) in 2020, primarily due to the significant increase in cost of products sold in line with the increase in our products sales volume.
We recorded RMB347.5 million and RMB554.9 million (US$85.0 million) in inventory write-down in 2019 and 2020, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 0.5% in

2019 and 0.7% in 2020. Such write-down primarily reflected the estimated net realizable value of damaged or obsolete inventory. The increase in write-down from 2019 to 2020 was mainly due to the increase in the volume of aged inventory in our offline stores as a result of the
COVID-19.
Gross Profit and Gross Margin
. As a result of the foregoing, our gross profit increased from RMB20.68 billion in 2019 to RMB21.29 billion (US$3.26 billion) in 2020. Our gross margin decreased from 22.2% in 2019 to 20.9% in 2020, primarily due to (i) implementation of free shipping on orders over RMB88, which in turn reduced our shipping revenues included as part of our net revenues, and the introduction of certain new discount privileges of our Super VIP Membership program and our strategy to increase discounts and coupons during promotional events, and (ii) increase in inventory write-down due to the temporary inventory backlog in offline stores during the
COVID-19
pandemic as described above.
Operating Expenses
. Our operating expenses decreased from RMB16.55 billion in 2019 to RMB16.13 billion (US$2.47 billion) in 2020, primarily due to decreases in fulfillment expenses, technology and content expenses, and general and administrative expenses, partially offset by the increase in marketing expenses:

•
Fulfillment expenses
.
Our fulfillment expenses decreased from RMB7.32 billion in 2019 to RMB6.88 billion (US$1.05 billion) in 2020. Our fulfillment expenses as a percentage of our total net revenues decreased from 7.9% in 2019 to 6.8% in 2020. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, decreased from RMB4.63 billion in 2019 to RMB4.51 billion (US$690.9 million) in 2020. The decrease in our fulfillment expenses is primarily due to optimized logistics through outsourcing all the deliveries of our orders to third-party delivery partners with national coverage in 2020 and order fulfillment arrangements such as more employment of JITX model.

•
Marketing expenses
.
Our marketing expenses was increased from RMB3.32 billion in 2019 to RMB4.28 billion (US$656.6 million) in 2020, primarily attributable to increased investment in advertising activities relating to customer acquisition and retention.

•
Technology and content expenses
.
Our technology and content expenses decreased from RMB1.57 billion in 2019 to RMB1.22 billion (US$187.2 million) in 2020, primarily due to decrease in the number of personnel in our IT department. In the past two years, it was our strategy to focus on the online discount retail as its core business, and therefore reduced headcounts in certain non-core
business areas in order to improve operating efficiency. Our technology and content expenses also decreased from 1.7% to 1.2% as a percentage of our total net revenues during the same period, primarily due to scale effect associated with the rapid growth in total net revenue and the aforementioned decrease in IT personnel.

•
General and administrative expenses
. Our general and administrative expenses decreased from RMB4.06 billion in 2019 to RMB3.75 billion (US$574.5 million) in 2020, primarily due to severance payments and impairment of assets related to the discontinuation of Pinjun in 2019, partially offset by (i) an increase in share-based compensation derived from options granted to executives in January 2020, and (ii) an increase in general and administrative expenses of Shan Shan Outlets since its acquisition during the third quarter of 2019.

•	Goodwill impairment loss . Our goodwill impairment loss was nil in 2020.
Other Operating Income
. Our other operating income amounted to RMB707.9 million (US$108.5 million) in 2020, as compared to RMB645.4 million in 2019. Our other operating income in 2020 was primarily due to income derived from tax rebates.
Interest Expenses
. We incurred RMB67.4 million (US$10.3 million) interest expenses in 2020, as compared to RMB86.0 million in 2019, primarily due to the decrease in interest expenses for the securitization debt as it was paid off in the second and third quarter of 2019.

Interest Income
. Our interest income increased from RMB217.0 million in 2019 to RMB449.0 million (US$68.8 million) in 2020, primarily due to the increase of interest bearing investments, such as the deposits and short-term investments in the banks.
Share of Income of Equity Method Investees
. Our share of results of equity method investees increased from share of income of RMB27.2 million in 2019 to share of income of RMB30.0 million (US$4.6 million) in 2020, which was primarily due to the increase of share of income from Shan Shan Outlets, partially offset by the increase of share of loss from Shenzhen Tencent Puhe Limited Partnership and Sequoia Fashion and Technology Industry Fund Investment Limited Partnership.
Net Income
. As a result of the foregoing, we recorded a net income of RMB5.92 billion (US$907.2 million) in 2020, as compared to a net income of RMB3.99 billion in 2019.
Net (Income)/Loss Attributable to
Non-controlling
Interests
. We recorded net income attributable to
non-controlling
interests of RMB12.4 million (US$1.9 million) in 2020, as compared to net loss attributable to non-controlling
interests of RMB30.4 million in 2019, which was primarily due to (i) net income/loss attributable to non-controlling
shareholders of Shan Shan Outlets changed from a loss of RMB3.1 million to an income of RMB15.1 million, mainly attributable to the acquisition of Shanjing Business Management (Ningbo) Co., Ltd. in 2020, and (ii) the net income attributable to non-controlling
shareholders of Pinjun changed from net loss in 2019 to net income in 2020, as a result of termination of Pinjun, our delivery service unit.
Comparison of 2019 and 2018
Net Revenues
. Our total net revenues increased from RMB84.52 billion in 2018 to RMB92.99 billion in 2019, primarily due to an increase in the number of active customers and total orders. The number of our active customers increased from 60.5 million in 2018 to 69.0 million in 2019. The number of our total orders increased from 437.4 million in 2018 to 566.3 million in 2019, primarily due to an increase in the number of active customers and increased shopping frequency during the period, which in turn was primarily due to overall growth in the industry, our further optimized product selection, and enhancement of our warehousing capabilities, merchandising, and IT infrastructures. Through our six regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2019. 97.6% of the total orders we fulfilled in 2019 were placed by repeat customers, as compared to 96.6% in 2018.
Cost of Revenues
. Our cost of revenues increased from RMB67.45 billion in 2018 to RMB72.31 billion in 2019, primarily due to a significant increase in products procured from our brand partners in line with our significantly higher sales volume.
We recorded RMB440.8 million and RMB347.5 million in inventory write-down in 2018 and 2019, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 0.7% in 2018 and 0.5% in 2019. Such write-down primarily reflected the estimated net realizable value of damaged or obsolete inventory. The decrease in write-down from 2018 to 2019 was due to our efforts in improving our inventory management.
The amount we write down is calculated based on factors such as whether the goods are returnable to vendors, channels of sales (online or offline), inventory aging, damages, historical and forecast consumer demand, and the promotional environment. For detailed accounting policy regarding inventory write-down, please see “—Critical Accounting Policies—Inventory write-down.”
Gross Profit and Gross Margin
. As a result of the foregoing, our gross profit increased from RMB17.07 billion in 2018 to RMB20.68 billion in 2019. Our gross margin increased from 20.2% in 2018 to 22.2% in 2019, primarily due to higher GMV contribution from the apparel category and our strategy to limit loss making businesses in 2019.

Operating Expenses
. Our operating expenses increased from RMB15.40 billion in 2018 to RMB16.55 billion in 2019, primarily due to increase in general and administrative expenses and goodwill impairment loss, partially offset by the decreases in fulfillment expenses and technology and content expenses.

•
Fulfillment expenses
.
Our fulfillment expenses decreased from RMB7.49 billion in 2018 to RMB7.32 billion in 2019. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB4.50 billion in 2018 to RMB4.63 billion in 2019. In 2019, we fulfilled approximately 566.3 million customer orders, as compared to approximately 437.4 million customer orders in 2018. The decrease in our fulfillment expenses as well as fulfillment expenses as a percentage of our total net revenues decreased from 8.8% in 2018 to 7.9% in 2019, primarily due to the change in logistics and order fulfillment arrangements such as employment of JITX model and using external delivery services. Throughout 2019 we continued to utilize our regional logistics hubs, and completed shifting from our in-house
delivery to outsourcing all the deliveries of our orders to third-party delivery partners with national coverage in November 2019.

•	Marketing expenses . Our marketing expenses in 2019 was RMB3.32 billion, which remained stable as compared to RMB3.24 billion in 2018.

•
Technology and content expenses
.
Our technology and content expenses decreased from RMB2.00 billion in 2018 to RMB1.57 billion in 2019, primarily due to decrease in the number of personnel in our IT department. Our technology and content expenses also decreased from 2.4% to 1.7% as a percentage of our total net revenues during the same period, primarily due to scale effect associated with the rapid growth in total net revenue.

•
General and administrative expenses
. Our general and administrative expenses increased from RMB2.67 billion in 2018 to RMB4.06 billion in 2019, primarily due to an increase in the severance payment of RMB652.0 million and impairment of assets of RMB154.2 million related to the termination of Pinjun logistic service unit, as well as an impairment of RMB475.7 million related to our Zhaoqing, Tai’an and Hengyang warehouses.

•	Goodwill impairment loss . Our goodwill impairment loss was RMB278.3 million in 2019, primarily attributable to the goodwill impairment of Pinjun.
Other Operating Income
. Our other operating income amounted to RMB645.4 million in 2019, as compared to RMB757.1 million in 2018. Our other operating income in 2019 was primarily due to income derived from government grants and tax rebates.
Impairment Loss of Investments
. We incurred RMB127.6 million impairment loss of investments in 2019, as compared to RMB20.1 million in 2018, which was primarily due to the impairment loss of investees. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Certain of our investments are in development stage companies whose success depends on factors including the ability of the investee companies to raise additional funds in financial markets that can be volatile and other key business factors, any of which may impact our ability to recover the investment. The other than temporary impairment recorded in 2019 included an amount of RMB83.6 million on the available-for-sale
debt securities, and an amount of RMB44.0 million on the other equity investments due to sustained depression of either in the market price or the respective investees’ expected result of operation.
Interest Expenses
. We incurred RMB86.0 million interest expenses in 2019, as compared to RMB159.7 million in 2018, primarily due to the net effect of the decrease in interest expenses for the securitization debt and the short term loans.
Interest Income
. Our interest income decreased from RMB242.9 million in 2018 to RMB217.0 million in 2019 primarily due to the decrease of interest bearing investments, such as the deposits and short-term investments in the banks.

Share of Results of Equity Method Investees
. Our share of results of equity method investees increased from share of loss of RMB47.0 million in 2018 to share of gain of RMB27.2 million, which was primarily due to our share of gain in the joint ventures acquired from the acquisition of Shan Shan Outlets and Kunshan Baowei.
Net Income
. As a result of the foregoing, we recorded a net income of RMB3.99 billion in 2019, as compared to a net income of RMB2.13 billion in 2018.
Net Loss/Income Attributable to
Non-controlling
Interests
. We recorded net loss attributable to
non-controlling
interests of RMB30.4 million in 2019, as compared to net income attributable to non-controlling
interests of RMB4.7 million in 2018, which was primarily due to the loss attributable to non-controlling
shareholders of Pinjun.

B.	Liquidity and Capital Resources
As of December 31, 2019 and 2020, we had RMB7.72 billion and RMB12.81 billion (US$1.96 billion), respectively, in cash, cash equivalents and restricted cash. We had short-term investments with an aggregate outstanding amount of RMB7.33 billion (US$1.12 billion) as of December 31, 2020. Our cash and cash equivalents primarily consist of cash on hand, short-term bank demand deposits and highly liquid investments with maturities of less than three months. We also procured several bank borrowings in an aggregate amount of RMB1.04 billion (US$159.9 million) and had unutilized banking facilities in an amount of RMB3.40 billion (US$521.5 million) as of December 31, 2020. We believe that our current cash, cash equivalents, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. However, we may need additional capital in the future to fund our continued operations.
As of December 31, 2019 and 2020, our cash, cash equivalents, restricted cash and short-term investments are held in the following currency denominations and jurisdictions in which our subsidiaries domiciled:

	As of December 31,
	2019				2020
	Subsidiaries in PRC (1)	Subsidiaries in HK and Other Regions	Subsidiary in USA	Total	Subsidiaries in PRC (1)	Subsidiaries in HK and Other Regions	Subsidiary in USA	Total
Currency Denomination	RMB’000
RMB	10,441,474	177,069	—	10,618,543	19,930,187	14,816	—	19,945,003
US$	36,452	46,044	5,686	88,182	96,768	33,750	5,054	135,572
Others	—	65,286	—	65,286	6,358	53,107	—	59,465

Total	10,477,926	288,399	5,686	10,772,011	20,033,313	101,673	5,054	20,140,040

Note:
(1)	Also include our consolidated affiliated entities in China.

As of December 31, 2019 and 2020, our cash, cash equivalents and restricted cash held by our consolidated affiliated entities and subsidiaries in China are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Consolidated affiliated entities	5,173,333	1,671,208	256,124
Subsidiaries in China	2,251,867	11,033,386	1,690,940

Total	7,425,200	12,704,594	1,947,064

As of December 31, 2019 and 2020, our short-term investments held by our consolidated affiliated entities and which consisted of our consolidated VIEs and other entities in China are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Short-term Investments:
Consolidated affiliated entities	2,300,014	1,051,966	161,221
Subsidiaries in China	752,712	6,276,753	961,954

Total	3,052,726	7,328,719	1,123,175

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	5,745,748	12,290,183	11,820,444	1,811,562
Net cash used in investing activities	(6,693,812)	(8,240,560)	(6,695,043)	(1,026,060)
Net cash provided by/(used in) financing activities	586,968	(6,256,700)	(20,839)	(3,194)
Effect of exchange rate changes	177,576	(112,110)	(12,526)	(1,919)
Cash, cash equivalents and restricted cash at beginning of year	10,221,992	10,038,472	7,719,285	1,183,032
Cash, cash equivalents and restricted cash at end of year	10,038,472	7,719,285	12,811,322	1,963,421
Operating Activities
Net cash from operating activities amounted to RMB11.82 billion (US$1.81 billion) in 2020, which was primarily attributable to a net income of RMB5.92 billion (US$907.2 million), adjusted for certain non-cash
expenses consisting primarily of (i) share-based compensation expenses of RMB951.0 million (US$145.8 million), (ii) depreciation of property and equipment of RMB970.1 million (US$148.7 million), attributable to increases in warehouse and outlets, (iii) inventory write-down of RMB554.9 million (US$85.0 million), (iv) investment gain and revaluation of investments of RMB293.1 million (US$44.9 million), primarily due to the market to market adjustments of changes of the fair values of investments,
(v) non-cash
lease expenses of RMB403.9 million (US$61.9 million), and (vi) changes in operating assets and liabilities, and gain on disposal of other investments of RMB351.9 million (US$53.9 million) reclassified to investing activities. The adjustment for changes in operating assets and liabilities primarily reflected (i) an increase in accounts payable of RMB1.39 billion (US$212.6 million), primarily due to the increase in amounts received on behalf of third-party merchants along with the expansion of platform sales, (ii) a decrease in account receivables of RMB988.1 million (US$151.4 million), primarily due to the down-scale of our internet financing business, (iii) an increase in inventories of RMB527.2 million (US$80.8 million) to support the increase in sales volume and develop the offline shops, (iv) a decrease in other receivables and prepayments of RMB727.4 million (US$111.5 million), primarily due to the decrease in the input tax to be deducted as a result of our taxation arrangements, and (v) an increase in accrued expenses and other current liabilities of RMB1.27 billion (US$194.3 million), primarily due to the increase in accrued shipping and handling expenses as well as accrued advertising expenses driven by the growth in our business.
Net cash from operating activities amounted to RMB12.29 billion in 2019, which was primarily attributable to a net income of RMB3.99 billion, adjusted for certain non-cash
expenses consisting primarily of (i) share-based compensation expenses of RMB688.1 million, (ii) inventory write-down of RMB347.5 million and provision for allowance for doubtful accounts of RMB229.5 million, (iii) depreciation of property and equipment of RMB830.4 million attributable to increases in warehouse and logistic facilities, (iv) impairment of long-lived assets of RMB537.6 million due to impairment of warehouses, and (v) changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (i) a significant decrease in account receivables of RMB4.17 billion, primarily due to the down-scale of our internet financing business, (ii) an increase in accounts payable of RMB1.68 billion and accrued expenses and other current liabilities of RMB1.15 billion, primarily due to the increase in amounts received on behalf of third-party merchants along with the expansion of platform sales and increase in accrued shipping and handling expenses as well as accrued advertising expenses driven by the growth in our business, and (iii) an increase in inventories of RMB2.63 billion to support the increase in sales volume and develop the offline shops.
Net cash from operating activities amounted to RMB5.75 billion in 2018, which was primarily attributable to a net income of RMB2.13 billion, adjusted for certain non-cash
expenses consisting primarily of (i) share-

based compensation expenses of RMB671.2 million, which was higher than 2017 due to an increase in our number of employees, (ii) inventory write-down of RMB440.8 million and provision for allowance for doubtful accounts of RMB175.4 million, (iii) depreciation of property and equipment of RMB770.3 million attributable to increases in warehouse and logistic facilities, (iv) gain on disposal or revaluation of investments of RMB191.8 million attributable to fair value change of other investments, and (v) changes in operating assets and liabilities. The adjustment for changes in operating assets and liabilities primarily reflected (i) a significant increase in accrued expenses and other current liabilities of RMB1.99 billion primarily due to the increase in the amounts received on behalf of third-party merchants due to the expansion of platform sales, and the increase in accrued shipping and handling expenses, accrued advertising expenses, accrued payroll and accrued taxes payable, primarily driven by the growth in our business, (ii) a decrease in advances from customers of RMB873.9 million primarily due to the adoption of ASU
2014-09,
(iii) a decrease in inventories of RMB291.8 million due to improving inventory management, and (iv) a decrease in other receivables and prepayments of RMB124.4 million, primarily related to a decrease in advance to suppliers as a result of optimization of procurement process in 2018.
Investing Activities
Net cash used in investing activities amounted to RMB6.70 billion (US$1.03 million) in 2020, primarily consisting of (i) RMB14.35 billion (US$2.20 billion) used for purchase of short-term investments, offset by RMB9.63 billion (US$1.48 billion) from redemption of short term investments upon maturities, (ii) RMB2.27 billion (US$348.2 million) capital expenditure relating to our construction of warehouses and leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software, and land use rights, (iii) RMB1.60 billion (US$245.5 million) cash paid for investment in equity method investments and other investments, primarily consisting of investment in private equity fund and other equity method investees, (iv) RMB1.12 billion (US$171.3 million) received from loan payments, offset by RMB819.8 million (US$125.6 million) cash paid for loan originations, and (v) RMB1.05 billion (US$161.5 million) of proceeds from disposal of other investments.
Net cash used in investing activities amounted to RMB8.24 billion in 2019, primarily consisting of (i) RMB4.28 billion capital expenditure relating to our construction of warehouses and leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software, and land use rights, (ii) RMB3.27 billion used for purchase of short-term investments, offset by RMB2.50 billion from redemption of short term investments upon maturities, and (iii) RMB2.75 billion cash paid for acquisition of subsidiaries, net of cash acquired of RMB175.8 million, and (iv) RMB2.76 billion cash paid for loan originations, offset by RMB2.67 billion received from loan payments.
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
Financing Activities
Net cash used in financing activities amounted to RMB20.8 million (US$3.2 million) in 2020, primarily consisting of RMB2.54 billion (US$390.0 million) of proceeds from bank borrowings and other borrowings, offset by RMB2.69 billion (US$412.3 million) of repayment to bank and other borrowings.
Net cash used in financing activities amounted to RMB6.26 billion in 2019, primarily consisting of (i) RMB4.22 billion of repayment of convertible senior notes, (ii) RMB1.82 billion of proceeds from bank borrowings and other borrowings, offset by RMB2.61 billion of repayment to bank and other borrowings, and (iii) RMB969.0 million of repayment of securitization debt.
Net cash provided by financing activities amounted to RMB587.0 million in 2018, primarily due to (i) RMB2.12 billion of proceeds from bank and other borrowings, offset by RMB1.70 billion of repayment to bank and other borrowings, and (ii) RMB969.0 million of proceeds from issuance of securitization debt offset by RMB760 million of repayment to issuance of securitization debt.
Capital Expenditures
Our capital expenditures paid to acquire property and equipment and land use rights amounted to RMB3.59 billion, RMB4.28 billion, and RMB2.27 billion (US$348.2 million) in the years ended December 31, 2018, 2019, and 2020, respectively. Out of the foregoing capital expenditures, we paid RMB1.07 billion, RMB974.5 million, and RMB34.6 million (US$5.3 million) in the years ended December 31, 2018, 2019, and 2020, respectively, to acquire the land use rights of certain land located in China. Our capital expenditures were primarily for construction and expansion of warehouses, land use rights, and other logistic infrastructure from 2018 through 2020. We expect our capital expenditures to increase in 2021.
Holding Company Structure
Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax
profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. We set aside amounts of RMB121.1 million, RMB184.2 million, and RMB61.9 million (US$9.5 million) to the general reserve during the years ended December 31, 2018, 2019, and 2020, respectively.

C.	Research and Development, Patents and Licenses, etc.
Research and Development
Our systems play an important role in the success of our business, and are designed to enhance A1A28(4) operational efficiency and site scalability. We rely on a combination of our internally developed proprietary technologies, open source solutions, and commercially available licensed technologies to optimize every aspect of our operations for the benefit of our customers and brand partners. The combination of systems is divided into front-end
and
back-end
modules, both built on top of advanced technologies. Together, they form a reliable technology platform that brings optimized customer experiences and supports efficient business operations.
Our
front-end
modules, which refer to modules supporting the user-interfaces of our platform, mainly include product display, member account management, category browsing, product searches, online shopping cart, order processing functions, payment, chatbots, and customer support functions. Our front-end
modules are supported by our proprietary content distribution network, dynamic and distributed cluster, and a core database, providing our customers with quick access to the product display they are interested in and facilitating a smooth online shopping experience. Please see “—Payment, Fulfilment and Return—Logistics Network and Warehouse Management System” for details.

Our
back-end
modules, which refer to modules supporting our business operations, mainly include customer service, ERP, warehouse and logistics management, product information management, business intelligence, and administration management systems. Our customer service system mainly consists of our customer relationship management system. Our ERP system is customized to integrate our business operations with brand partners on orders, accounting, and product distribution. Our operations system for warehouse and logistics management primarily consists of our warehouse management system, automating our warehouse and logistics operations and allowing us to efficiently manage our inventories, track our products, and deliver the orders to our customers in a timely fashion. We have designed our product information management system to perform a variety of functions. Other than basic product information management, it also offers category, pricing and sales inventory management, and facilitates product lifecycle management for our online and offline businesses. These systems enhance the efficiency of our operations.
We have accumulated a large customer base and a vast amount of big data on customer behavior and performance throughout our operations. Our customer relationship management and business intelligence systems enable us to effectively use our proprietary transaction data to further analyze and study customer behavior and customer preferences. We regularly use this information in planning our marketing initiatives for upcoming events and making profile-based personalized recommendations to enhance our customers’ shopping experiences. For instance, the comprehensive customer profiles allow us to provide personalized product recommendations to customers that are within their price range, suit their brand preference, and are within their categories of interest. We also use customer profiles in various scenarios for our sales initiatives to effectively interact with its customers, such as notification via push method, text messages, and
e-mails,
and sales events on our WeChat Mini-Program and other social media platforms. In addition, we have developed a real-time customer-intent identification system, which employs proprietary algorithm technologies with recent and real time customer behavioral data to provide recommendations to customers based on the different intentions of customers visiting our platform. Furthermore, our business intelligence system is built with our proprietary cloud computing infrastructure, providing insights for many aspects of our business operations and site functionalities.
On site operations, we have developed disaster tolerant systems for our key business modules which include real-time data mirroring, daily data back-up,
and system redundancy solutions. We also adopted a “DevOps” methodology, which enables us to respond quickly towards business requests, significantly decreasing our development cost and improving our time-to-market.
Our site is built upon real event processing platforms, and it leverages service-oriented architecture supported by internally developed cloud solutions. This enables us to achieve internal efficiency. Cybersecurity is another key aspect of site operations. Leveraging the real-time event processing systems that keep our site running smoothly, we have improved our protection against online and offline fraud and potential cyber-attacks such as DDoS.
Our technology and content expenses consist primarily of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our platform, including model fees and professional photography expenses. We incurred RMB2.0 billion, RMB1.57 billion, and RMB1.22 billion (US$187.2 million) in technology and content expenses in 2018, 2019, and 2020.
Intellectual Property
We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2020, we had been granted 118 patents and submitted 246 patent applications in China, owned 1,864 registered trademarks in China and 115 registered trademarks outside China, 154 copyrights (including copyrights to 151 software products developed by us relating to various aspects of our operations), and 332 registered domain names that are material to our business, including
vip.com
and
vipshop.com
.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2020 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements
As of December 31, 2020, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations
We lease office space and certain equipment under
non-cancelable
operating lease agreements that expire at various dates from January 2021 through December 2034. These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our landlords. In the years ended December 31, 2018, 2019, and 2020, we incurred rental expenses of RMB595.3 million, RMB746.2 million, and RMB610.4 million (US$93.6 million), respectively. Our purchase obligations as of December 31, 2018 amounted to RMB2,638.1 million, representing property, equipment, software contracts, and land use rights. Our purchase obligations as of December 31, 2019 amounted to RMB1,981.2 million (US$284.6 million), representing property, equipment, software contracts, and land use rights. Our purchase obligations as of December 31, 2020 amounted to RMB1,255.7 million (US$192.4 million), representing property, equipment, and software contracts.
In October 2019, we agreed to invest in the capacity of a passive investor, up to RMB2 billion in another private equity fund. As of December 31, 2020, the outstanding amount of our contribution to the fund under this agreement was RMB1,770 million (US$271.3 million). We will make further investment from time to time upon capital calls by the fund managers of these private equity funds.
The following table sets forth our minimum contractual obligations as of December 31, 2020.

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in RMB’000)
Operating lease obligations	2,008,202	342,173	762,745	404,933	498,351
Capital expenditures commitment	1,255,703	875,183	366,336	14,184	—
Purchase of services	261,000	130,500	130,500	—	—
We will fund our contractual obligations and future investments with our existing cash balances, our financing activities, and operating cash flows. We have generated positive cash flows from our operating activities, and this cash flows will in term fund our various commitments and future investments. Our net cash generated from operating activities was RMB11.82 billion (US$1.81 billion) for the year ended December 31, 2020.
We commit to purchase services from one of its related parties at an annual amount of US$20.0 million (approximately RMB130.5 million) from the year ended December 31, 2021 to 2022.

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
The following table sets forth information regarding our directors and executive officers as of the date of this annual report. None of our directors or directors of our operating entities are officials of the Chinese Communist Party.

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	49	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	48	Vice Chairman of the Board of Directors, Chief Operating Officer
Martin Chi Ping Lau	48	Director
Jacky Yu Xu	49	Director
Donghao Yang	49	Non-executive Director
Chun Liu (1)	53	Independent Director
Frank Lin (2)	56	Independent Director
Xing Liu (3)	50	Independent Director
Kathleen Chien (1)(2)(3)	51	Independent Director
Nanyan Zheng (1)(2)(3)	52	Independent Director
David Cui	52	Chief Financial Officer
Daniel Tsun-Ming Kao	55	Co-Chief Technology Officer
Pengjun Lu	40	Co-Chief Technology Officer
Yizhi Tang	47	Senior Vice President of Logistics

Notes:
(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.
Pursuant to the currently effective articles of association of our company, our board of directors consists of ten directors, including one director, Mr. Martin Chi Ping Lau, appointed by Tencent. Each of our directors will hold office until the expiration of his or her term and until his or her successor shall have been elected and qualified. There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
Mr.
 Eric Ya Shen
is our
co-founder
and has served as the chairman of our board of directors and chief executive officer since our inception in August 2010. He has over 15 years of experience in the distribution of consumer goods and
e-commerce
industry. From 2004 to 2012, Mr. Shen served as the chairman of the board of directors of Guangzhou NEM Import and Export Co., Ltd., a company primarily engaging in the import and export of products. Mr. Shen received an EMBA degree from Cheung Kong Graduate School of Business in Beijing, China in September 2010 and an associate degree in telecommunication from Shanghai Railway College in 1990.
Mr.
 Arthur Xiaobo Hong
is our
co-founder
and has served as the vice chairman of our board of directors since January 2011. Mr. Hong has served as our chief operating officer since August 2012. Mr. Hong has over 10 years of experience in the distribution of consumer goods and
e-commerce
industry.
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

Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at Mckinsey & Company, Inc. as a management consultant. Mr. Lau has served as a non-executive
director of Kingsoft Corporation Limited (SEHK: 3888) since July 2011, an Internet based software developer, distributor and software service provider listed on Hong Kong Stock Exchange, a director of JD.com Inc. (Nasdaq: JD, SEHK: 9618) since March 2014, a major retailer of China listed on the Nasdaq and the Hong Kong Stock Exchange, a director of Tencent Music Entertainment Group (NYSE: TME) since July 2016, an online music entertainment platform in China listed on the NYSE, and a non-executive
director of Meituan (SEHK: 3690) since October 2017, a company operating a leading Chinese group buying website listed on the Hong Kong Stock Exchange. Mr. Lau received a bachelor of science degree in electrical engineering from the University of Michigan in July 1994, a master of science degree in electrical engineering from Stanford University in July 1995 and an MBA degree from Kellogg Graduate School of Management, Northwestern University in June 1998.
Mr.
 Jacky Yu Xu is
an angel investor of our company and has served as our director since January 2011. Mr. Xu is the director of several privately held companies in China. He is co-founder,
chairman and chief executive officer of Trendy International Group Co., Ltd., an international fashion conglomerate.
Mr.
 Donghao Yang
has served as our
non-executive
director since November 2020, and was previously our chief financial officer from August 2011 to November 2020. Mr. Yang has held senior executive and managerial positions in various public companies, including serving as the chief finance officer of Synutra International Inc. (Nasdaq: SYUT), as the chief financial officer of Greater China of Tyson Foods, Inc. (NYSE: TSN), and as a finance director of Asia Pacific of Valmont Industries, Inc. (NYSE: VMI) from October 2003 to March 2007. Mr. Yang has served as a director since July 2020 and the chief financial officer since November 2020 of Yatsen Holding Limited (NYSE: YSG), and an independent director of Xpeng, Inc. (NYSE: XPEV) since August 2020. Mr. Yang received an MBA degree from Harvard Business School in June 2003 and a bachelor’s degree in international economics from Nankai University in July 1993.
Mr.
 Chun Liu
has served as our independent director since March 2013. Mr. Chun Liu is currently the senior vice president of Phoenix TV. Prior to joining Phoenix TV in 2018, he worked at Zhong Nan Wen Hua, and was the vice president and chief editor of of Soho.com Inc., and chairman of Sohu TV. Earlier in his career, Mr. Liu worked at CCTV, China’s state television broadcaster from 1998 to 2002. As the executive producer of a famous program “News Investigation,” he won an award as the editor of “A Memorandum on
Dragged-out
Constructions.” Mr. Liu has been an independent
non-executive
director of DL Holdings Group Limited (SEHK: 1709) since April 2020 and was a director of Zhongnanhong Cultural Group Co., Ltd. (SZSE: 002445) from May 2016 to August 2018. Mr. Chun Liu previously studied at Cheung Kong Graduate School of Business in Beijing, China. Mr. Liu received a master’s degree in Arts from the Communication University of China in June 1994 and a bachelor’s degree in Chinese from the Anhui Normal University in 1987.
Mr.
 Frank Lin
has served as our independent director since January 2011. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was chief operating officer of SINA Corporation (Nasdaq: SINA). He co-founded
SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin currently serves on the board of directors of numerous DCM portfolio companies. He has been a director of Kuaishou Technology (SEHK: 1024) since May 2016, China Online Education Group (NYSE: COE) since June 2013, and Tuniu Corporation (Nasdaq: TOUR) since December 2009, and was an independent director of 58.com, Inc. (NYSE: WUBA, delisted) from March 2010 to April 2020. Mr. Lin received an MBA degree from Stanford University in June 1993 and a bachelor’s degree in engineering from Dartmouth College in June 1988.
Mr.
 Xing Liu
has served as our independent director since January 2011. Mr. Liu is a currently partner of Sequoia Capital China, which he joined in May 2017. Mr. Liu has served a non-executive
director of ZTO Express (Cayman) Inc. (NYSE: ZTO, SEHK: 2057) since May 2013 and as a non-executive
director of China Renaissance Holdings Limited (SEHK: 1911) since June 2020. Mr. Liu served as an independent non-executive

director of China Online Education Group (NYSE: COE) from July 2014 to April 2019. Mr. Liu received an MBA degree from The Wharton School of the University of Pennsylvania in May 2004, a master’s degree in computer engineering from Syracuse University in December 2015, and a bachelor’s degree in management information systems from Fudan University.
Ms.
 Kathleen Chien
has served as our independent director since March 2012. Ms. Chien is currently the chief operating officer and acting chief financial officer of 5l job, Inc. (Nasdaq: JOBS), a Nasdaq-listed provider of integrated human resource services in China. Ms. Chien joined 5l job, Inc. in 1999 and served as its chief financial officer from 2004 to March 2009. Ms. Chien received her bachelor’s degree in economics from the Massachusetts Institute of Technology in June 1992 and an MBA degree from the Walter A. Haas School of Business at University of California, Berkeley in May 1996.
Mr.
 Nanyan Zheng
has served as our independent director since March 2012. Mr. Zheng is currently a co-founder
and chairman of My Futurewood Limited, a physical education training company founded in 2019, and the chairman of Betterwood Lifestyle Lab since 2020. Mr. Zheng co-founded
7 Days Groups Holdings Ltd. (NYSE: SVN, delisted), and served as chief executive officer since October 2004 and as a director since its listing in 2009. . Mr. Zheng founded Plateno Group Ltd. in 2013, which wholly owned 7 Days Groups Holdings Ltd. after its privatization and launched a series of new mid-level
and upscale hotel brands, and served as the chairman of Plateno Group Ltd. from 2013 to 2019. Mr. Zheng was a director of Kona Grill, Inc. (Nasdaq: KONA, delisted) from May 2018 to March 2019. Mr. Zheng received an EMBA from Sun
Yat-Sen
University in China in December 2019 and a bachelor’s degree in computer science from Sun
Yat-Sen
University in China in March 2001.
Mr.
 David Cui
has served as our chief financial officer since October 2020. Before joining us, Mr. Cui was the chief financial officer of Huami Corp. (NYSE: HMI) from July 2017 to September 2020, and the chief financial officer of China Digital Video Holdings Limited (SEHK: 8280) from August 2015 to April 2017. Previously, Mr. Cui was the chief financial officer of iKang Healthcare Group, Inc. (Nasdaq: KANG), and was an audit senior manager of Deloitte Touche Tohmutsu, China. Prior to joining Deloitte, Mr. Cui worked in various roles at Symantec Corporation, California, Ernst & Young LLP, California, Health Net, Inc., California (NYSE: HNT), and was employed at various public accounting firms in Canada and the United States. Mr. Cui received a bachelor’s degree in business administration from Simon Fraser University, Canada in September 1997, became a chartered accountant in Canada in February 2000 and became a licensed certified public accountant in the United States in July 2005.
Mr.
 Daniel Tsun-Ming Kao
has served as our chief technology officer from June 2012 to October 2016, and again since April 2019 (as co-chief
technology officer since November 2020). Mr. Kao also serves as a director of the board of ZTO Express (Cayman) Inc. (NYSE: ZTO, SEHK: 2057) since October 2017. Mr. Kao has industry experience in leading
e-commerce
and Internet companies in the United States and China From January 2018 to April 2019, Mr. Kao served as the chief technology officer of Noah Holdings Limited (NYSE: NOAH). Between June 2000 and April 2012, Mr. Kao worked at eBay Inc. (Nasdaq: EBAY) and was later assigned to work at
e-Bay
e-Commerce
Technology Operations (Shanghai) Co., Ltd. as general manager and board director of China Operations Center. Mr. Kao received a bachelor’s degree in computer science from Iowa State University in August 1995.
Mr.
 Pengjun Lu
has served as our
co-chief
technology officer since November 2020. From March 2018 to September 2020, Mr. Lu served as the chief technology officer of JOYY Inc. (formerly known as YY Inc.) (NASDAQ: YY), where he led the technology department. From October 2017 to March 2020, Mr. Lu worked at the research and development team at Baidu Inc. (NASDAQ: BIDU). From July 2006 to August 2014, Mr. Lu worked at Google and received the Google Founders Award for the QueST project. Mr. Lu received a master’s degree in computer science and technology from Fudan University in June 2006, and a bachelor’s degree in computer science and technology from Wuhan University in June 2003.

Mr.
 Yizhi Tang
has served as our senior vice president since November 2012. Before that, Mr. Tang served as our vice president from September 2010 to November 2012. Mr. Tang has over 10 years of experience in the logistics industry. Prior to joining us, Mr. Tang served as an operating director of Best Logistics Technology Co., Ltd. from September 2009 to September 2010. From August 2006 to April 2008, Mr. Tang worked as the senior director of the logistics department of Dangdang.com. Mr. Tang received an MBA degree from Sun
Yat-Sen
University in December 2003 and a bachelor’s degree in air transport management from Nanjing University of Aeronautics and Astronautics in July 1997.
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
For the fiscal year ended December 31, 2020, we paid an aggregate of RMB11.0 million (US$1.6 million) in cash to our executive officers, and we paid an aggregate of RMB2.1 million (US$0.3 million) in cash to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entities are required by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Stock Incentive Plans
2011 Stock Incentive Plan
In March 2011, we adopted our 2011 Plan, in order to attract and retain the best available personnel, to provide additional incentives to employees, directors, officers, consultants and other eligible persons and to promote the success of our business. Under the 2011 Plan, the maximum number of shares may be granted is 7,350,000 ordinary shares. As of the date of this annual report, options to acquire 431,985 Class A ordinary shares have been granted and are outstanding under the 2011 Plan.
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
2012 Share Incentive Plan
In March 2012, we adopted our 2012 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator. The maximum aggregate number of shares that may be issued pursuant to our 2012 Plan is 9,000,000, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of this plan. As of the date of this annual report, options to acquire 132,475 Class A ordinary shares have been granted and are outstanding under the 2012 Plan.
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
2014 Share Incentive Plan
In July 2014, we adopted our 2014 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares, share appreciation rights, and other types of awards as deemed appropriate by the administrator. The maximum aggregate number of shares that may be issued pursuant to our 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors. In December 2017, we registered additional securities consisting of 5,237,297 Class A ordinary shares that were automatically added to our 2014 Plan, effective January 1, 2015, January 1, 2016 and January 1, 2017, pursuant to the evergreen provisions. As of the date of this annual report, options to acquire 5,995,474 Class A ordinary shares and 2,798,796 restricted shares have been granted and are outstanding under the 2014 Plan.
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

Share Incentive Grants
The following table summarizes, for the year ended December 31, 2020, the outstanding options we granted to our directors and executive officers under the 2011 Plan, the 2012 Plan, and the 2014 Plan.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (USS/Share)	Date of Grant	Date of Expiration
Eric Ya Shen	2,681,894	66.85	January 1, 2020	December 31, 2029
	660,000	68.35	January 1, 2017	December 31, 2026
Arthur Xiaobo Hong	2,681,894	66.85	January 1, 2020	December 31, 2029
Donghao Yang	*	0.50	August 30, 2011	August 29, 2021
	*	0.50	August 30, 2011	August 29, 2021
	*	0.50	January 1, 2013	August 29, 2021
	*	26.30	January 1, 2017	December 31, 2026
Yizhi Tang	*	0.50	March 18, 2011	March 17, 2021
	*	2.52	November 30, 2011	November 29, 2021
Nanyan Zheng	*	2.50	April 16, 2012	April 15, 2022
Kathleen Chien	*	2.50	April 16, 2012	April 15, 2022
Chun Liu	*	2.50	January 1, 2013	December 31, 2022

Note:
*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

The following table summarizes, for the year ended December 31, 2020, the outstanding restricted shares we granted to our directors and executive officers under the 2012 Plan and the 2014 Plan.

Name	Number of Restricted Shares	Date of Grant
Arthur Xiaobo Hong	151,001	January 1, 2017
Donghao Yang	*	December 1, 2020
Daniel Tsun-Ming Kao (1)	*	June 1, 2012
	*	January 1, 2013
	*	May 1, 2019
Yizhi Tang	*	January 1, 2013
	*	January 1, 2017
	*	May 1, 2019
	*	October 1, 2019
Frank Lin	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
Xing Liu	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
Nanyan Zheng	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
Kathleen Chien	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
Chun Liu	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
David Cui	*	November 1, 2020
Pengjun Lu	*	December 1, 2020

Notes:
*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.
(1)	Daniel Tsun-Ming Kao has served as our chief technology officer from June 2012 to October 2016, and again since April 2019.

C.	Board Practices
Board of Directors
Our board of directors consists of ten directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our amended and restated memorandum and articles of association, the directors may exercise all the powers of our company to borrow money, mortgage their undertaking, property and uncalled capital and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We have three committees under the board of directors, namely the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee
. Our audit committee consists of Ms. Kathleen Chien, Mr. Nanyan Zheng, and Mr. Chun Liu. Ms. Kathleen Chien, Mr. Nanyan Zheng, and Mr. Chun Liu satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of NYSE and Rule
10A-3
under the Exchange Act. Ms. Kathleen Chien is the chair of our audit committee. We have determined that Ms. Kathleen Chien qualifies as an “audit committee financial expert.” The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence, and (d) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

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
Compensation Committee
.
Our compensation committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien, and Mr. Frank Lin. Mr. Nanyan Zheng, Mr. Frank Lin, and Ms. Kathleen Chien satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of NYSE. Mr. Nanyan Zheng is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our directors; and

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.
Nominating and Corporate Governance Committee
.
Our nominating and corporate governance committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien, and Mr. Xing Liu. Mr. Nanyan Zheng, Ms. Kathleen Chien, and Mr. Xing Liu satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of NYSE. Mr. Nanyan Zheng is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
As of December 31, 2020, we had 7,567 full-time employees, compared with 57,638 and 20,442 employees as of December 31, 2018 and 2019, respectively. Since 2019, we took initiatives to streamline our business operations and improve operational efficiency, and outsourced certain supporting functions to independent contractors and part-time personnel. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2020:

Operations	Number of Employees
Merchandising	1,286
Products and technology support	1,467
Business development, sales and marketing	156
Internet finance	68
Customer services	672
Warehouse management	1,419
Offline stores	1,123
Administration and management	523
Shan Shan Outlets	853

Total	7,567

Our success depends on our ability to attract, retain and motivate qualified personnel. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our customers with superior services. We regularly provide our employees with training tailored to each job function to enhance performance and service quality.
As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we also provide our employees fringe benefits such as free lunches and periodic appreciation payments to employees’ family members. For the year ended December 31, 2020, we have not experienced any significant labor disputes.

E.	Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
The calculations in the shareholder table below are based on 137,522,547 ordinary shares issued and outstanding as of March 31, 2021, comprising of (i) 121,962,189 Class A ordinary shares, excluding the 4,326,552 Class A ordinary shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans, and (ii) 15,560,358 Class B ordinary shares.

	Number of Ordinary Shares Beneficially Owned (1)	% (2)
Directors and Executive Officers ** :
Eric Ya Shen (3)	16,511,262	12.0
Arthur Xiaobo Hong (4)	9,548,787	6.9
Martin Chi Ping Lau (5)	*	*
Jacky Xu (6)	*	*
Donghao Yang	*	*
Chun Liu (7)	*	*
Frank Lin (8)	*	*
Xing Liu (9)	*	*
Kathleen Chien (10)	*	*
Nanyan Zheng (11)	*	*
David Cui	—	—
Daniel Tsun-Ming Kao	*	*
Pengjun Lu	—	—
Yizhi Tang	*	*
All directors and executive officers as a group	26,888,326	19.6
Principal Shareholders :
Elegant Motion Holdings Limited (12)	15,941,084	11.6
Tencent Mobility Limited (13)	12,852,698	9.3
JD Entities (14)	10,103,435	7.3
High Vivacity Holdings Limited (15)	8,952,810	6.5
Morgan Stanley (16)	8,921,124	6.5

Notes:
*	Less than 1% of our total outstanding ordinary shares.
**
Except for Mr. Frank Lin, Mr. Xing Liu, Mr. Nanyan Zheng, Ms. Kathleen Chien, Mr. Chun Liu, and Mr. Martin Chi Ping Lau, the business address of our directors and executive officers is c/o 128 Dingxin Road, Haizhu District, Guangzhou 510220, People’s Republic of China.

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
(2)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2021.

(3)
Beneficially owned through Elegant Motion Holdings Limited, a British Virgin Islands company, and options of Mr. Eric Ya Shen granted under our share incentive plans to acquire Class A ordinary shares. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2021, Mr. Eric Ya Shen beneficially owned (i) 2,533 Class A ordinary shares, (ii) 567,645 Class A ordinary shares issuable to Mr. Eric Ya Shen upon the exercise of options within 60 days after March 31, 2021, and (iii) 380,726 Class A ordinary shares and 15,560,358 Class B ordinary shares held by Elegant Motion Holdings Limited, representing 56.4% of the aggregate voting power of our company.

(4)
Beneficially owned through High Vivacity Holdings Limited, a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust, and options of Mr. Hong granted under our share incentive plans to acquire Class A ordinary shares. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2021, Mr. Hong beneficially owned (i) 595,977 Class A ordinary shares that can be acquired by Mr. Arthur Xiaobo Hong within 60 days after March 31, 2021; and (ii) 8,952,810 Class A ordinary shares held by High Vivacity Holdings Limited.

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
(12)
Elegant Motion Holdings Limited, or Elegant Motion, is a British Virgin Islands company. Elegant Motion is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by Elegant Motion, Eric Ya Shen, and Xiaochun Zhang on the Schedule 13G/A filed with the SEC on February 5, 2021. The registered address of Elegant Motion Holdings Limited is Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

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

(15)
High Vivacity Holdings Limited, or High Vivacity, is a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by High Vivacity and Arthur Xiaobo Hong on the Schedule 13G/A filed with the SEC on February 5, 2021. The registered address of High Vivacity Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(16)
Based on the statement on the Schedule 13G/A filed on February 12, 2021 jointly by MORGAN STANLEY and Morgan Stanley Capital Services LLC. Morgan Stanley Capital Services LLC is a Delaware company, which is wholly owned by MORGAN STANLEY. The principal office address of Morgan Stanley Capital Services LLC is 1585 Broadway New York, NY 10036, United States.

To our knowledge and based on our review of our register of shareholders as of March 31, 2021, 104,151,020 Class A ordinary shares were held of record by one holder that resides in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. For the different voting rights of our Class A ordinary shareholders and Class B ordinary shareholders, please refer to “Item 4.A. Information on the Company—History and Development of the Company—Our Company.” We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of the date of this annual report, none of our ordinary shares are held by governmental entities of our place of incorporation, and no government entity in the place where our registered public accounting firm is located and organized has a controlling financial interest in our company.
For the options granted to our directors, officers and employees, please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements
Our wholly-owned subsidiary, Vipshop China, has entered into a series of contractual arrangements with our consolidated affiliated entity, Vipshop
E-Commerce,
and its shareholders, which enable us to exercise effective control over Vipshop
E-Commerce,
receive substantially all of the economic benefits of Vipshop

E-Commerce
through service fees in consideration for the technical and consulting services provided by Vipshop China, and have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in Vipshop
E-Commerce
to the extent permitted under PRC laws, regulations, and legal procedures. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements Relating to Our Consolidated Affiliated Entities.”
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
Other than transactions with Tencent and JD.com, we purchased products and goods from companies controlled by our directors or major shareholders, in the amount of RMB243.5 million (US$37.3 million) for the year ended December 31, 2020. As of December 31, 2020, the amounts due to companies controlled by our directors or major shareholders were RMB246.1 million (US$37.7 million), which was unsecured and interest free. We also provided service to companies controlled or significantly influenced by our directors or major shareholders in the amount of RMB17.0 million (US$2.6 million) for the year ended December 31, 2020. As of December 31, 2020, the amounts due from companies controlled or significantly influenced by our directors or major shareholders were RMB6.8 million (US$1.0 million), which were unsecured and interest free.
Transactions with Other Related Parties
We purchased products and goods from companies significantly influenced by us in the amount of RMB1.53 billion (US$234.8 million), and received service from our affiliates in the amount of RMB5.9 million (US$0.9 million), for the year ended December 31, 2020. As of December 31, 2020, the amount due to companies significantly influenced by us were RMB198.0 million (US$30.3 million), which were unsecured and interest free. We also provided service to companies significantly influenced by us in the amount of RMB27.2 million (US$4.2 million) for the year ended December 31, 2020. Our sales of products to companies significantly influenced by us was RMB102.2 million (US$15.7 million) for the year ended December 31, 2020. As of December 31, 2020, the amounts due from companies significantly influenced by us were RMB326.7 million (US$50.1 million), of which RMB303.5 million (US$46.5 million) were short-term loan originated to the Company’s joint ventures and carried an interest rate of 4.35%.
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
We are a holding company incorporated in the Cayman Islands. We principally rely on dividends from our subsidiaries in China and Hong Kong for our cash needs. To pay dividends to us, our subsidiaries in China and Hong Kong need to comply with the applicable regulations. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.”

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
Our second amended and restated memorandum and articles of association became effective on September 15, 2014. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
Pursuant to Article 2 of our second amended and restated memorandum of association, our registered office is at the offices of International Corporation Services Ltd., PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman
KY1-1106,
Cayman Islands or at such other place as our board of directors may from time to time decide. Pursuant to Article 3 of our second amended and restated memorandum of association, the objects for which our company is established are unrestricted and our company has full power and authority to carry out any object not prohibited by the Companies Act as the same may be revised from time to time, or any other law of the Cayman Islands.
Directors
See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”
Ordinary Shares
General
.
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
Dividends
.
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act.
Voting Rights
.
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
Transfer of Shares
.
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
Liquidation
.
On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares in accordance with the Companies Act and the memorandum or articles of association of the company. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
Calls on Shares and Forfeiture of Shares
.
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
Redemption of Shares
.
Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.
Variations of Rights of Shares
.
All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.
Inspection of Books and Records
.
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.
Anti-Takeover Provisions
.
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
Differences Between the Law of Different Jurisdictions
The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.
In certain circumstances, the Cayman Islands Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).
Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by (a) a special resolution (usually a majority of 662/3% in value) of the shareholders of each company and (b) such other authorization, if any, as is required by such constituent company’s memorandum and articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.
Where the merger or consolidation involves a
non-Cayman
Islands company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (a) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the non-Cayman
Islands company and by the laws of the jurisdiction in which the non-Cayman
Islands

company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (b) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the non-Cayman
Islands company in any jurisdictions; (c) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the non-Cayman
Islands company, its affairs or its property or any part thereof; and (d) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the non-Cayman
Islands company are and continue to be suspended or restricted.
Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the non-Cayman
Islands company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the non-Cayman
Islands company; (ii) that in respect of the transfer of any security interest granted by the non-Cayman
Islands company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the non-Cayman
Islands company; and (c) the laws of the jurisdiction of the non-Cayman
Islands company with respect to the transfer have been or will be complied with; (iii) that the non-Cayman
Islands company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant non-Cayman
Islands jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.
Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.
Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which is more rigorous and takes longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or a meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”
If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Squeeze-out
Provisions.
When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month
period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.
Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than under the relevant statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.
Shareholders’ Suits.
Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability. In principle, we will normally be the proper plaintiff and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”
Transactions with Directors.
Under the Delaware General Corporation Law, or the DGCL, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction will be void or voidable, unless (a) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by a vote of the shareholders; or (c) the transaction is fair to the company as of the time it is approved.
Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the NYSE rules or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.
Indemnification.
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against conduct amounting to willful default, willful neglect, fraud or dishonesty, for example, civil fraud or the consequences of committing a crime.
Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents, except through their own dishonesty, willful default or fraud. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our amended and restated memorandum and articles of association may also provide for indemnification of such person in the case of a suit initiated by our company or in the right of our company.
We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.
Directors’ Fiduciary Duties.
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Under Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company and for a proper purpose; a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so); and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill, diligence and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.
Under our amended and restated memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.
Majority Independent Board.
A domestic U.S. company listed on the NYSE must comply with the requirement that a majority of the board of directors must be comprised of independent directors as defined under NYSE rules. As a Cayman Islands exempted company, we are allowed to follow home country practices in lieu of certain corporate governance requirements under the NYSE rules where there is no similar requirement under the laws of the Cayman Islands.
Shareholder Action by Written Consent.
Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals.
The DGCL does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings. With respect to shareholder proposals, Cayman law is essentially the same as Delaware law. The Companies Act does not provide shareholders with an express right to put forth any proposal before the annual meeting of the shareholders. However, depending on what is stipulated in a company’s articles of associations, shareholders in an exempted Cayman Islands company may make proposals in accordance with the relevant notice provisions. For shares that are represented by ADSs, the depositary in many cases may be the only shareholder. In such cases, only the depositary has the direct right to requisition a shareholders’ meeting. However, unless otherwise provided in the deposit agreement, the holders of the ADSs generally do not have the right to petition the depositary to requisition a shareholders’ meeting or put forth shareholder proposals through the depositary.
Our amended and restated memorandum and articles of association allow our shareholders holding not less than one-third
of our
paid-up
voting share capital to requisition a shareholders’ meeting. At such shareholders’ meeting, the shareholders who have requisitioned the meeting may put forth proposals, provided the details of such proposals are set forth in their notice requisitioning the meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting.
Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.
There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.
Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors can be removed by an ordinary resolution of shareholders.
Transactions with Interested Shareholders.
The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered
bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among others, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of perpetuating a fraud on the minority shareholders.
Dissolution; Winding Up
. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Variation of Rights of Shares
. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class with the written consent of the holders of two-thirds
of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents.
Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may be amended by a special resolution of the shareholders.
Rights of
Non-Resident
or Foreign Shareholders
. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident
or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
Exempted Company.
The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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
People’s Republic of China Taxation
PRC Enterprise Income Tax Law
Under the PRC Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China may be considered a PRC “resident enterprise,” meaning it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to a PRC resident enterprise from another may qualify as
“tax-exempt
income.” The implementation rules of the PRC Enterprise Income Tax Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. STA Circular 82 issued by STA on April 22, 2009 specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in China. Although STA Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in STA Circular 82 may reflect STA’s general position on how the “de facto management body” test should be applied in determining tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.
We believe that we are not a PRC resident enterprise and therefore we are not subject to PRC enterprise income tax reporting obligations and the dividends paid by us to holders of our ADSs or ordinary shares will not be subject to PRC withholding tax. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC
enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC
individual shareholders, including the holders of our ADSs. In addition, non-PRC
shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as China-sourced income. It is unclear whether our non-PRC
shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event we are treated as a PRC resident enterprise. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—It is unclear whether we will be considered a PRC ‘resident enterprise’ under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC ‘resident enterprise’ status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.”
Enterprise Income Tax for Share Transfer by
Non-PRC
Resident Enterprises
On February 3, 2015, STA issued STA Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of STA Public Notice 7 were abolished Pursuant to the STA Public Notice 7, as amended, where a non-PRC
resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified
and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. STA Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity interests through a public securities market. STA Public Notice 7, as amended, also brings challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC
resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC
resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant PRC tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
PRC Value-Added Tax (VAT) Law
China started to apply VAT in 1984 on 24 specified taxable items until a structural reform on taxation system was implemented in 1994. In December 1993, the PRC State Council promulgated the Provisional Regulation of the People’s Republic of China on Value-Added Tax, which went effective on January 1, 1994 and amended on February 6, 2016 and November 19, 2017, respectively, and is currently effective in China. According to this provisional regulation, VAT should be paid by enterprises or individuals who sell merchandise or labor services of processing, repairing or assembling, sell services, intangible assets or real property, or import goods within China on the added value derived from their production and/or services. Based on the categories of taxable goods and services, different flat rates are adopted ranging from zero to 17%. We also conduct product promotional activities for certain brands on our Vipshop Online Platform. Prior to January 1, 2012, pursuant to Provisional Regulation of the People’s Republic of China on Business Tax which was abolished on November 19, 2017 and its implementing rules, any entity or individual rendering services in China territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the Ministry of Finance and STA jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. On March 23, 2016, the Ministry of Finance and STA issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Taxes in Lieu of Business Taxes. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within China territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Tax and Amending the Provisional Regulation of China on Value-added Tax, pursuant to which, PRC tax authorities will collect VAT in lieu of business tax for all industries which should have been collected business tax within China territory. Pursuant to the Provisional Regulation of China on Value-added Tax, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, shall be subject to VAT with a VAT rate ranging from 6% to 17%. On April 4, 2018, the Ministry of Finance and STA jointly promulgated Circular 32, which took effect on May 1, 2018 and was applicable to our company from May 1, 2018 to March 31, 2019. According to Circular 32: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11% respectively, tax rates are adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, the deduction rate is adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, the taxes are calculated at the deduction rate of

12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. To further reduce VAT, on March 30, 2019, the Ministry of Finance, STA, and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019. According to the announcement: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 16% and 10%, tax rates are adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, the deduction rate is adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, the taxes are calculated at the deduction rate of 10%; (iv) for exported goods originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate is adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate is adjusted to 9%.
To compute the VAT payable, the subject taxpayer needs to separately calculate the output tax and the input tax for the applicable period. The VAT payable is the difference between the output tax and the input tax. The formula for computing the tax payable is:
VAT payable = Output tax payable for the applicable period minus Input tax receivable for the same applicable period
As of December 31, 2018, 2019, and 2020, we had VAT recoverable of approximately RMB770.9 million, RMB1.43 billion, and RMB907.7 million (US$139.1 million), respectively. VAT recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB749.1 million, RMB528.8 million, and RMB510.2 million (US$78.2 million) as of December 31, 2018, 2019, and 2020, respectively, included as accrued expenses and other current liabilities. We do not net off VAT recoverable and payable from different entities within our group companies.
United States Federal Income Tax Considerations
The following is a summary of United States federal income tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that Internal Revenue Service, or the IRS, or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market
treatment, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt
organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, United States expatriates, persons liable for alternative minimum tax, holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary of United States federal income tax considerations does not discuss any state, local, or non-United
States tax considerations, any
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
Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future taxable years.
The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and our assets, which will be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become a PFIC. If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares.
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
In the event that we are deemed to be a PRC “resident enterprise” and are liable to tax under the PRC Enterprise Income Tax Law, we should be eligible for the benefits of the United
States-PRC
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

Dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under its particular circumstances.
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
U.S. Holders is generally eligible for a reduced rate of taxation. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder that is eligible for the benefits of the
U.S.-PRC
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
As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of “marketable stock” may make a mark-to-market
election with respect to our ADSs, provided that the ADSs are regularly traded on NYSE. In addition, we do not expect that holders of Class A ordinary shares that are not represented by ADSs will be eligible to make a mark-to-market
election. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (a) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (b) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election, any gain recognized upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election.
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing demand deposits and short-term investments, and interest expenses incurred by short-term loan and long-term loan. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. However, due to changes in market interest rates, our future interest expense may increase and our future interest income may fall short of expectations.
Foreign Exchange Risk
All of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents, restricted cash, and short-term investments. As the impact of foreign currency risk on our operations was not material in the past, we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
To the extent that we need to convert the U.S. dollars for our operations, acquisitions, or for other uses within China, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of your investment in the company and the dividends that we may pay in the future, if any, all of which may materially and adversely affect the prices of our ADS. As of December 31, 2020, the cash and cash equivalents, restricted cash and short-term investments denominated in foreign currencies are not material and our exposure to foreign exchange risk is limited.

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
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs, and (iii) our reimbursable expenses related to the program are not known at this time.

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
and
15d-15(e)
of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.
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
Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework

(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.
Deloitte Touche Tohmatsu, our independent registered public accounting firm, audited the financial statements included in this annual report and issued an attestation report on our management’s assessment of our company’s internal control over financial reporting as of December 31, 2020.
Attestation Report of the Registered Public Accounting Firm
The attestation report on our management’s assessment of our company’s internal control over financial reporting issued by Deloitte Touche Tohmatsu, our independent registered public accounting firm, appears on page
F-4
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

	2019	2020
	RMB	RMB	US$
	(in thousands)
Audit Fees (1)	15,200	14,600	2,237
Audit-Related Fees (2)	826	235	36
Tax Fees (3)	600	745	114

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
All audit and permitted
non-audit
services provided by our principal accountant, including audit services, audit-related services, tax services, and other services as described above, must be and have been approved in advance by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On March 30, 2021, our board of directors authorized a share repurchase program, under which we may purchase up to US$500 million worth of our Class A ordinary shares over the
24-month
period upon the establishment of share repurchase program. As the date of this annual report, the share repurchase program has not been established.

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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Vipshop Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

1.2*	Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on September 15, 2014

2.1	Form of Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

2.2	Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-181559) filed with the Securities and Exchange Commission on May 21, 2012)

2.3	Form of Amendment to Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 99.(A)(2) to the Registration Statement on Form F-6EF filed by Deutsche Bank Trust Company Americas with the Securities and Exchange Commission on October 21, 2014)

2.4	Amended and Restated Shareholders’ Agreement, among the Registrant and other parties thereto dated as of April 11, 2011 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

2.5*	Description of Securities

4.1	2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.2	2012 Share Incentive Plan (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.3	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8, as amended, initially filed with the Securities and Exchange Commission on October 22, 2014)

Exhibit Number	Document

4.4	Form of Employment Agreement between the Registrant and the executives of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.5	Form of Exclusive Business Cooperation Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed exclusive business cooperation agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.6	Form of Equity Interest Pledge Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated entity of the Registrant, and shareholders of the consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.7	Form of Exclusive Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated entity of the Registrant, and shareholders of the consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.8	Form of Power of Attorney by shareholders of a consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed powers of attorney adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.9	Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.10	Form of Indemnity Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.11	English Translation of Contract for Assignment of State-owned Construction Land Use Right dated July 16, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 14, 2017)

4.12	English Translation of Contract for Assignment of State-owned Construction Land Use Right dated August 20, 2015 between Guangzhou Municipal Bureau of Land Resources and Housing Management and Guangzhou Vipshop Data Technology Co., Ltd. (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 14, 2017)

Exhibit Number	Document

4.13	Business Cooperation Framework Agreement dated December 17, 2017 among the Registrant and JD.com, Inc. (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on January 8, 2018)

4.14	Strategic Cooperation Framework Agreement dated December 17, 2017 among the Registrant and Shenzhen Tencent Computer Systems Company Limited (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-86788) filed by Tencent Holdings Limited with the Securities and Exchange Commission on January 8, 2018)

4.15	Investor Rights Agreement dated December 29, 2017 among the Registrant, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elephant Motion Holdings Limited, High Vivacity Holdings Limited, Windcreek Limited and Tencent Mobility Limited (incorporated by reference to Exhibit 99.4 to Schedule 13D (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on January 8, 2018)

4.16	Strategic Business Cooperation Agreement dated November 25, 2019 between the Registrant and SF Holding Co., Ltd. (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 27, 2020)

8.1*	List of Significant Consolidated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Travers Thorp Alberga

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
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
Date: April 16, 2021

VIPSHOP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Vipshop Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited and its subsidiaries, (collectively referred to as the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020, the related notes and the schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)
Critical Audit Matter (Continued)

Inventory—Inventory write-down—Refer to Notes 2(g) to the financial statements
Critical Audit Matter Description
The Company had inventories of RMB 7.6 billion as of December 31, 2020, which represented approximately 24.5% of the Company’s total current assets. Inventories are valued at cost or net realizable value. Write-downs are recorded when future estimated net realizable values are less than costs. Inventory write-downs are estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging and quality of the merchandizes within each product category. In determining the write-down percentages on inventories, the Company takes into considerations of factors such as the inventories’ agings, historical trends, historical and forecasted demands, expected selling prices and future promotional events. Changes in the write-down percentages could have a significant impact on the recorded balance of inventories in the consolidated financial statements.
Auditing management’s estimates related to the inventory write-down percentages involves subjective and complex auditors’ judgments on the appropriateness of the percentages applied.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s valuation of inventories included the following, among others:

•	We tested the design and implementation, as well as the operating effectiveness of internal controls over management’s assessment of inventories write-downs;

•	We evaluated the appropriateness and consistency of management’s methods and assumptions used in developing their estimates of the inventories write-downs;

•
We tested the accuracy and completeness of the underlying data utilized in the management’s write-down assessment, including categorization of the inventories and the aging distribution of the inventory by category;

•
We made inquiries with management to obtain an understanding of the planned promotion events, expected sales trends in the upcoming promotion cycles and evaluate whether these factors have been appropriately incorporated into the valuation assessments;

•
We performed retrospective reviews to assess the reasonableness of management’s estimates on write-down percentages by comparing current period trends to historical trends across multiple fiscal periods, including sales trends, inventory agings and gross margin rates to evaluate management’s ability to reasonably estimate inventory write-downs.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 16, 2021
We have served as the Company’s auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Vipshop Holdings Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Vipshop Holdings Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated April 16, 2021, expressed an unqualified opinion on those financial statements.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)
Definition and Limitations of Internal Control over Financial Reporting (Continued)

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
April 16, 2021
We have served as the Company’s auditor since 2011.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and par value data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(z)
ASSETS
Current assets:
Cash and cash equivalents	6,573,808	11,995,415	1,838,378
Restricted cash	1,145,477	815,906	125,043
Short-term investments	3,052,726	7,328,719	1,123,175
Accounts receivables, net	1,295,766	334,529	51,269
Amounts due from related parties	47,964	333,539	51,117
Other receivables and prepayments, net	2,897,893	2,286,359	350,400
Loan receivables, net	306,115	27,258	4,177
Inventories	7,708,292	7,642,509	1,171,266
Assets held for sale	—	408,748	62,643

Total current assets	23,028,041	31,172,982	4,777,468

Property and equipment, net	11,256,810	13,584,459	2,081,909
Deposits for property and equipment	101,800	73,718	11,298
Land use rights, net	5,541,108	6,062,792	929,164
Intangible assets, net	337,310	333,022	51,038
Investments in equity method investees	3,112,952	1,949,787	298,818
Other investments	2,002,756	2,861,034	438,472
Other long-term assets	608,073	100,328	15,376
Amounts due from related parties	102,000	—	—
Goodwill	236,711	593,662	90,983
Deferred tax assets, net	539,561	628,267	96,286
Right-of-use assets, net	1,715,556	1,580,763	242,263

Total assets	48,582,678	58,940,814	9,033,075

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and par value data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(z)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (Including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB136,359 and RMB42,615 as of December 31, 2019 and 2020, respectively)	13,792,200	15,191,313	2,328,171
Advances from customers (Including advances from customers of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB458,894 and RMB 281,260 as of December 31, 2019 and 2020, respectively)	1,233,165	1,558,891	238,911
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB3,090,910 and RMB 2,720,520 as of December 31, 2019 and 2020, respectively)	6,534,575	7,696,996	1,179,616
Amounts due to related parties (Including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB8,820 and nil as of December 31, 2019 and 2020, respectively)	532,788	444,100	68,061
Deferred income (Including deferred income of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB244,323 and RMB 289,815 as of December 31, 2019 and 2020, respectively)	405,994	334,431	51,254
Short-term loans (Including short-term loans of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of December 31, 2019 and 2020, respectively)	1,093,645	1,043,426	159,912
Operating lease liabilities (Including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB17,697 and RMB1,157 as of December 31,2019 and 2020, respectively)	333,268	299,791	45,945

Total current liabilities	23,925,635	26,568,948	4,071,870

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and par value data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(z)
Long-term loans (Including long-term loans of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of December 31, 2019 and 2020, respectively)	64,515	—	—
Deferred tax liabilities (Including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB36,385 and RMB 31,773 as of December 31, 2019 and 2020, respectively)	165,098	432,995	66,359
Deferred income - noncurrent (Including deferred income of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB21 as of December 31, 2019 and 2020, respectively)	782,068	1,070,891	164,121
Operating lease liabilities - noncurrent (Including operating lease liabilities-noncurrent of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB8,743 and RMB4,501 as of December 31,2019 and 2020, respectively)	1,395,665	1,360,946	208,574
Other long term liabilities (Including other long term liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of December 31, 2019 and 2020, respectively)	—	121,245	18,582

Total liabilities	26,332,981	29,555,025	4,529,506

Commitments and contingencies (Note 25)
SHAREHOLDERS’ EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 117,584,362 and 119,223,484 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	76	77	12
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	11	11	2
Additional paid-in capital	9,959,497	10,816,185	1,657,653
Retained earnings	11,924,228	17,740,415	2,718,838
Accumulated other comprehensive loss	(56,656)	(58,954)	(9,036)

Total Vipshop Holdings Limited shareholders’ equity	21,827,156	28,497,734	4,367,469

Non-controlling interests	422,541	888,055	136,100

Total shareholders’ equity	22,249,697	29,385,789	4,503,569

Total liabilities and shareholders’ equity	48,582,678	58,940,814	9,033,075

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(z)
Net revenues:
Product revenues	81,510,275	88,721,311	97,449,712	14,934,822
Other revenues	3,013,673	4,273,107	4,408,777	675,675

Total net revenues	84,523,948	92,994,418	101,858,489	15,610,497

Cost of revenues (Including inventory write-down of RMB440,823, RMB347,498 and RMB554,850 for the years ended December 31, 2018, 2019 and 2020, respectively)	(67,454,981)	(72,314,190)	(80,573,181)	(12,348,380)

Gross profit	17,068,967	20,680,228	21,285,308	3,262,117

Operating expenses:
Fulfillment expenses (Including shipping and handling expenses of RMB4,498,678, RMB4,632,552 and RMB4,508,208 for the years ended December 31, 2018, 2019 and 2020, respectively)	(7,489,393)	(7,317,706)	(6,878,991)	(1,054,251)
Marketing expenses	(3,240,450)	(3,323,927)	(4,284,274)	(656,594)
Technology and content expenses	(2,000,894)	(1,568,107)	(1,221,264)	(187,167)
General and administrative expenses	(2,674,179)	(4,064,264)	(3,748,548)	(574,490)
Goodwill impairment loss	—	(278,263)	—	—

Total operating expenses	(15,404,916)	(16,552,267)	(16,133,077)	(2,472,502)

Other operating income	757,062	645,413	707,855	108,483

Income from operations	2,421,113	4,773,374	5,860,086	898,098
Impairment loss of investments	(20,073)	(127,589)	(43,160)	(6,614)
Interest expenses	(159,744)	(86,004)	(67,357)	(10,323)
Interest income	242,872	217,027	449,017	68,815
Exchange gain (loss)	71,065	(935)	(160,097)	(24,536)
Investment gain and revaluation of investments	191,842	166,932	980,868	150,325

Income before income taxes and share of (loss) income of equity method investees	2,747,075	4,942,805	7,019,357	1,075,765
Income tax expense	(566,604)	(983,554)	(1,130,016)	(173,183)
Share of (loss) income of equity method investees, net of tax nil	(46,999)	27,182	30,015	4,600

Net income	2,133,472	3,986,433	5,919,356	907,182
Net (income) loss attributable to non-controlling interests	(4,685)	30,399	(12,399)	(1,900)

Net income attributable to Vipshop Holdings Limited’s shareholders	2,128,787	4,016,832	5,906,957	905,282

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)
(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(z)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares for computing earnings per Class A and Class B ordinary share:
—Basic	132,266,157	133,524,129	135,077,790	135,077,790
—Diluted	140,083,610	136,081,415	138,036,010	138,036,010
Net earnings per Class A and Class B ordinary share
—Basic	16.09	30.08	43.73	6.70
—Diluted	15.61	29.58	42.79	6.56
Net income	2,133,472	3,986,433	5,919,356	907,182
Other comprehensive loss:
Foreign currency translation, net of tax of nil	(7,083)	(25,773)	(2,298)	(353)
Comprehensive income	2,126,389	3,960,660	5,917,058	906,829

Less: Comprehensive income (loss) attributable to non-controlling interests	4,685	(30,399)	12,399	1,900

Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	2,121,704	3,991,059	5,904,659	904,929

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total Vipshop Holdings Limited Shareholders’ Equity	Non-controlling interests	Total Equity
	No. of shares	Amount	No. of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	114,716,587	74	16,510,358	11	8,715,995	5,602,681	(24,242)	14,294,519	(43,943)	14,250,576

Adoption of new accounting standards	—	—	—	—	—	175,928	442	176,370	—	176,370
Net income	—	—	—	—	—	2,128,787	—	2,128,787	4,685	2,133,472
Issuance of ordinary shares upon exercise of share options	356,736	—	—	—	3,947	—	—	3,947	—	3,947
Issuance of ordinary shares upon vesting of shares awards	1,322,560	1	—	—	(1)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	671,210	—	—	671,210	—	671,210
Acquisition of additional equity interests in subsidiaries	—	—	—	—	(5,935)	—	—	(5,935)	(12,764)	(18,699)
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	1,000	1,000
Foreign currency translation	—	—	—	—	—	—	(7,083)	(7,083)	—	(7,083)

Balance as of December 31, 2018	116,395,883	75	16,510,358	11	9,385,216	7,907,396	(30,883)	17,261,815	(51,022)	17,210,793

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total Vipshop Holdings Limited Shareholders’ Equity	Non-controlling interests	Total Equity
	No. of shares	Amount	No. of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	116,395,883	75	16,510,358	11	9,385,216	7,907,396	(30,883)	17,261,815	(51,022)	17,210,793

Net income	—	—	—	—	—	4,016,832	—	4,016,832	(30,399)	3,986,433
Issuance of ordinary shares upon exercises of share options	85,706	—	—	—	297	—	—	297	—	297
Issuance of ordinary shares upon vesting of shares awards	1,102,773	1	—	—	(1)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	682,357	—	—	682,357	—	682,357
Acquisition of additional equity interests in subsidiaries	—	—	—	—	(10,497)	—	—	(10,497)	(16,400)	(26,897)
Dilution on non-controlling interests due to Company’s contribution to its subsidiary		—	—	—	(97,875)	—	—	(97,875)	97,875	—
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	107,950	107,950
Non-controlling interests arising from the acquisition of Shan Shan Commercial Group Co., Ltd. (“Shan Shan Outlets”) (Note (3)).	—	—	—	—	—	—	—	—	314,537	314,537
Foreign currency translation	—	—	—	—	—	—	(25,773)	(25,773)	—	(25,773)

Balance as of December 31, 2019	117,584,362	76	16,510,358	11	9,959,497	11,924,228	(56,656)	21,827,156	422,541	22,249,697

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total Vipshop Holdings Limited Shareholders’ Equity	Non-controlling interests	Total Equity
	No. of shares	Amount	No. of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	117,584,362	76	16,510,358	11	9,959,497	11,924,228	(56,656)	21,827,156	422,541	22,249,697
Net income	—	—	—	—	—	5,906,957	—	5,906,957	12,399	5,919,356
Issuance of ordinary shares upon exercises of share options	157,429	—	—	—	895	—	—	895	—	895
Issuance of ordinary shares upon vesting of shares awards	1,481,693	1	—	—	(1)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	835,529	—	—	835,529	—	835,529
Adoption of Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) (Note 2(ad))	—	—	—	—	—	(90,770)	—	(90,770)	—	(90,770)
Capital contribution from non-controlling interests shareholders	—	—	—	—	43,148	—	—	43,148	141,983	185,131
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(2,463)	(2,463)
Non-controlling interests arising from acquisitions (Note (3)).	—	—	—	—	—	—	—	—	346,647	346,647
Acquisition of additional equity interest in a subsidiary	—	—	—	—	(21,314)	—	—	(21,314)	(19,853)	(41,167)
Dilution in non-controlling interest due to the Group’s contribution to its subsidiary	—	—	—	—	703	—	—	703	(703)	—
Dividend distribution to non-controlling interest shareholders	—	—	—	—	—	—	—	—	(12,496)	(12,496)
Others	—	—	—	—	(2,272)	—	—	(2,272)	—	(2,272)
Foreign currency translation	—	—	—	—	—	—	(2,298)	(2,298)	—	(2,298)

Balance as of December 31, 2020	119,223,484	77	16,510,358	11	10,816,185	17,740,415	(58,954)	28,497,734	888,055	29,385,789

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(z)
Cash flows from operating activities:
Net income	2,133,472	3,986,433	5,919,356	907,182
Adjustments to reconcile net income to net cash by operating activities:
Provision for (reversal of) allowance for doubtful accounts	175,405	229,531	(9,131)	(1,399)
Inventory write-down	440,823	347,498	554,850	85,034
Depreciation of property and equipment	770,290	830,368	970,083	148,672
Amortization of deferred income	—	(23,186)	(27,351)	(4,192)
Impairment of long-lived assets	—	537,579	47,022	7,206
Amortization of intangible assets	47,842	15,757	36,539	5,600
Amortization of land use rights	71,601	104,381	132,657	20,331
Deferred tax assets	(103,658)	(99,538)	(66,259)	(10,155)
Deferred tax liabilities	(12,047)	68,866	(37,364)	(5,726)
Loss on disposal of property and equipment and land use rights	762	14,404	7,752	1,188
Share based compensation expenses	671,210	688,083	951,048	145,754
Share of loss (income) of equity method investees	46,999	(27,182)	(30,015)	(4,600)
Impairment loss of other investments	20,073	127,589	—	—
Impairment loss of equity method investees	—	—	43,160	6,614
Goodwill impairment loss	—	278,263	—	—
Investment gain and revaluation of investments	(191,842)	(165,731)	(293,140)	(44,926)
Loss (gain) on disposal of subsidiaries	—	11,323	(48,626)	(7,452)
Gain on disposal of equity method investees	—	—	(57,629)	(8,833)
Gain on disposal of other investments	—	—	(351,863)	(53,925)
Noncash lease expense	—	325,245	403,875	61,897
Changes in operating assets and liabilities:
Accounts receivable	(64,931)	4,165,302	988,109	151,434
Amounts due from related parties	(7,284)	12,682	(6,493)	(995)
Other receivables and prepayments	124,418	936,509	727,406	111,480
Interest receivables on short-term investments	(48,604)	(11,621)	(58,719)	(8,999)
Inventories	291,781	(2,625,892)	(527,198)	(80,797)
Dividends received from equity method investees	—	13,147	114,579	17,560
Accounts payable	(140,746)	1,681,114	1,386,900	212,551
Advances from customers	(873,914)	(282,764)	262,824	40,280
Accrued expenses and other current liabilities	1,985,677	1,148,730	1,268,114	194,346
Amounts due to related parties	258,086	282,261	(60,644)	(9,293)
Deferred income	150,335	27,904	(54,186)	(8,304)
Operating lease liabilities	—	(306,872)	(365,212)	(55,971)

Net cash generated from operating activities	5,745,748	12,290,183	11,820,444	1,811,562

Cash flows from investing activities:
Purchases of property and equipment	(2,519,673)	(3,303,176)	(2,237,257)	(342,875)
Purchases of land use rights	(1,073,370)	(974,497)	(34,638)	(5,309)
Government subsidies received for land use rights	52,300	220,720	205,554	31,503
Proceed from disposal of property and equipment and land use rights	4,936	33,442	305,417	46,807
Purchases of other assets	(917)	—	—	—
Purchases of short-term investments	(2,691,032)	(3,271,105)	(14,349,500)	(2,199,157)
Redemption of short-term investments upon maturities	747,766	2,500,340	9,626,105	1,475,265
Investments in equity method investees and other investments	(963,699)	(605,933)	(1,601,915)	(245,504)
Proceed from disposal of investments	—	—	1,053,722	161,490

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(z)
Payment for acquisition, net of cash acquired of nil, RMB175,822 and RMB183,025 in 2018, 2019 and 2020, respectively	—	(2,749,178)	(569,425)	(87,268)
Cash paid for loan originations	(764,020)	(2,762,052)	(819,767)	(125,635)
Cash received for disposal of subsidiaries	—	—	562,791	86,251
Cash received from loan repayments	519,519	2,670,549	1,117,786	171,308
Other investing activities	(5,622)	330	46,084	7,064

Net cash used in investing activities	(6,693,812)	(8,240,560)	(6,695,043)	(1,026,060)

Cash flows from financing activities:
Proceeds from bank and other borrowings	2,115,285	1,819,380	2,544,445	389,953
Repayment to bank and other borrowings	(1,695,885)	(2,605,503)	(2,689,972)	(412,256)
Proceeds from equity method investees	—	—	63,830	9,782
Repayment to equity method investees	—	(260,203)	(6,470)	(991)
Capital contributions from non-controlling interests shareholders	1,000	107,950	122,613	18,791
Acquisition of non-controlling interests	(18,699)	(25,375)	(41,167)	(6,309)
Dividend distribution to non-controlling interest shareholders	—	—	(12,496)	(1,915)
Redemption of convertible senior notes	—	(4,220,841)	—	—
Proceeds from issuance of securitization debt	969,000	—	—	—
Repayment of securitization debt	(760,000)	(969,000)	—	—
Proceeds from issuance of ordinary shares upon exercise of share options	3,947	297	895	137
Deferred settlement of acquisition of subsidiaries	(27,680)	—	—	—
Deferred settlement on purchase of equity method investees and other investments	—	(103,405)	—	—
Deferred settlement on acquisition of non-controlling interests	—	—	(2,517)	(386)

Net cash provided by (used in) financing activities	586,968	(6,256,700)	(20,839)	(3,194)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	177,576	(112,110)	(12,526)	(1,919)

Net (decrease) increase in cash, cash equivalents and restricted cash	(183,520)	(2,319,187)	5,092,036	780,389

Cash, cash equivalents and restricted cash at beginning of the year	10,221,992	10,038,472	7,719,285	1,183,032

Cash, cash equivalents and restricted cash at end of the year	10,038,472	7,719,285	12,811,321	1,963,421

Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents	9,540,556	6,573,808	11,995,415	1,838,378
Restricted cash	497,916	1,145,477	815,906	125,043

Total cash, cash equivalents and restricted cash at end of the year	10,038,472	7,719,285	12,811,321	1,963,421

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(z)
Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	159,744	86,004	67,357	10,323
Income tax paid	956,291	818,153	1,136,012	174,101
Supplemental disclosure of non-cash investing and financing activities:
Payables incurred for purchase of property and equipment	4,626	59,515	181,207	27,771
Dilution on non-controlling interests due to the Company’s contribution to its subsidiary	—	97,875	—	—
Payables for acquisition of subsidiaries	—	25,000	—	—
Conversion of receivables due from the Group as additional capital contribution made by non-controlling interests shareholders (Note 21)	—	—	62,518	9,581
Reclassification of property and equipment to assets held for sale	—	—	299,319	45,873
Reclassification of land use rights to assets held for sale	—	—	109,429	16,770
In 2019, the Group acquired the Shan Shan Outlets which was accounted for as business combination. In 2020, the Group acquired two more outlets which were previously equity method investees of the Group, and the transactions were accounted for as business combinations achieved in stages. Details of non-cash
activities arising from those acquisition are set out in Note 3.
The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and principal activities
Vipshop Holdings Limited (the “Company”) was incorporated in the Cayman Islands on August 27, 2010. The Company, through its subsidiaries, its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), operates online platforms that offer high-quality branded products to consumers in the People’s Republic of China (the “PRC”) through flash sales on its vipshop.com, vip.com online platforms. Flash sale represents an online retail format combining the advantages of
e-commerce
and discount sales through selling a finite quantity of discounted products or services online for a limited period of time.
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
The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries for which the Company is the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated upon consolidation.
The Group evaluates the need to consolidate its VIEs and VIEs’ subsidiaries in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.
As foreign-invested companies engaged in internet-based businesses is subject to significant restrictions under current PRC laws and regulations, the Group and its PRC subsidiary, Vipshop (China) Co., Ltd. (“Vipshop China”), as a wholly foreign owned enterprise (“WFOE”), are restricted from holding the licenses that are necessary for the online operation in China. To comply with these restrictions, the Group conducts the Internet-related operations in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”).
In order to exercise effective control over these PRC domestic companies, the Group, through Vipshop China, entered into a series of contractual arrangements with these PRC domestic companies and the Nominee Shareholders, pursuant to which the Group is entitled to receive effectively all economic benefits generated from the Nominee Shareholders’ equity interests in these PRC domestic companies. By entering into a series of contractual arrangements, the Group established three sets of VIEs: (i) Vipshop China, Guangzhou Vipshop
E-Commerce
Co., Ltd. (“Vipshop
E-Commerce”)
and shareholders of Vipshop
E-Commerce;
(ii) Vipshop China, Vipshop Information Technology Co., Ltd. (“Vipshop Information”) and shareholders of Vipshop Information; and (iii) Vipshop China, Pin Jun Tong Enterprise Management & Consulting Co., Ltd. (“Pin Jun Tong”) and shareholders of Pin Jun Tong.
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
Vipshop
E-Commerce
was established by Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong on June 22, 2017. As of December 31, 2020, shareholders of Vipshop
E-Commerce
are Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong, holding 66.67% and 33.33% of the total equity interests in Vipshop
E-Commerce,
respectively. Vipshop
E-Commerce
holds the licenses necessary to conduct the Internet-related operations of vipshop.com and vip.com in China.
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
Vipshop Information, Pin Jun Tong, revoking the business licenses or operating licenses of the WFOE, Vipshop
E-commerce,
Vipshop Information, Pin Jun Tong shutting down the Group’s servers or blocking the Group’s websites, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, restricting or prohibiting the Group’s use of various funding to finance its business and operations in China, and taking other regulatory or enforcement actions that could be harmful to the Group’s business;

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

The financial information of the Group’s VIEs and VIEs’ subsidiaries, including total assets, total current liabilities, total liabilities, net revenues, total operating expenses, net (loss) income and cash flows after intercompany eliminations are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Total assets	10,388,986	4,792,049
Total current liabilities	(3,957,003)	(3,335,367)
Total liabilities	(4,002,131)	(3,371,662)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	2,455,488	3,613,683	2,320,227
Total operating expenses	(5,826,283)	(6,095,095)	(658,336)
Net (loss) Income	(3,531,460)	(2,206,270)	1,663,675

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Principles of consolidation (Continued)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(294,853)	4,807,929	1,900,300
Net cash (used in) provided by investing activities	(48,162)	(2,206,121)	1,243,614
Net cash used in financing activities	(17,698)	(13,125)	—

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(c)	Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The Group’s management based their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include inventory write-down, valuation of goodwill and assets acquired in business acquisition, valuation of other investments and valuation of account receivables arising from customers. Changes in facts and circumstances may result in revised estimates.

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
Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down
percentages that are applied to different aging groups and assess the quality of the merchandizes within each category. In determining the write-down percentages on inventories, the Company takes into considerations of factors, such as the inventories’ aging, historical trends, historical and forecasted demands, expected selling prices and future promotional events. Changes in the write-down percentages could have a significant impact on the recorded balance of inventories on the financial statements.

(h)	Accounts receivables, net
Accounts receivables are mainly receivables from consumer financing business, online promotional and advertising services, and warehousing services to the Group’s vendors, which are stated at the historical carrying amount net of allowance for uncollectible accounts. The Group makes estimates of expected credit losses for the allowance for credit losses based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, probabilities of default and loss given default rates of different types of accounts receivables in each business, credit quality of certain accounts receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that is not probable for the balance to be collected.
Accounts receivables expected to be settled in more than one year as of the balance sheet date are classified into other long-term assets on the consolidated balance sheets.

(i)	Loan receivables, net
Loan receivables mainly represent microcredit made to qualified individual customers who are the end users of the Group’s online marketplace business. The loan periods extended by the Group to the individual customers mainly range from 3 months to 24 months. The Group makes estimates of expected credit loss for the allowance for credit losses based upon its assessment of various factors, including historical experience, the age of loan receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the counterparties. Uncollectible loan receivables are written off when the Group has exhausted all efforts and determined that it is probable the balance will not be collected.
The loan receivables expected to be settled in more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(j)	Other receivables and prepayments, net
Other receivables and prepayments mainly consisted of advances to suppliers, VAT and EIT recoverable, loans to third parties and others, which are stated at the historical carrying amounts. The Group makes estimates of expected credit loss for the allowance of other receivables upon its assessment of various factors, including probability of default and loss given default rate of different types of other receivables in each business, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible other receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that it is probable the balance will not be collected.

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
Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Estimated useful life
Buildings	20 to 30 years
Furniture, fixtures and equipment	2 to 10 years
Leasehold improvements	Shorter of lease term or the estimated useful life of lease improvements
Motor vehicles	4 to 5 years
Software	3 years
Direct and incremental costs related to the construction of assets, including costs under the construction contracts, duties and tariffs, equipment installation and shipping costs, are capitalized. Management estimates the residual value of its furniture, fixtures and equipment and motor vehicles to be 5%.
(l)	Land use rights, net
Land use rights represent the amounts paid and relevant costs incurred for the Group’s leases for the right of use for lands located in PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use right agreements.

(m)	Intangible assets, net
Acquired intangible assets mainly consist of domain names, customer relationships, non-compete
agreements, trademarks and payment license acquired from third parties and from business combination.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(m)	Intangible assets, net (Continued)

Domain name and trademarks purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic lives.
Identifiable intangibles assets acquired in business combination are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion.
Intangible assets with a definite economic life are carried at cost less accumulated amortization. Amortization for identifiable intangibles assets are computed using the straight-line method over the intangible assets’ economic lives.
Alternatively, intangible assets acquired in a business combination with indefinite lives are carried at cost less subsequent accumulated impairment loss. Cost to renew or extend the term of a recognized intangible asset is charged to profit or loss as incurred in the consolidated statements of income and comprehensive income.
Estimated economic lives of the intangible assets are as follows:

Estimated economic life
Customer relationships	4-14 years
Trademarks	2-5 years
Non-compete agreement	3 years
Domain names	2-5 years
Payment license	Indefinite life

(n)	Investments in equity method investee and other investments
Investments accounted under the equity method
Equity investments for which the Group has significant influence but does not own a majority equity interest or otherwise control are accounted for using the equity method. The Group adjusts the carrying amount of the investments and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment.
The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value.
Equity investment without readily determinable fair value
The Group’s other investment comprise of investments in privately-held companies and do not have readily determinable fair value.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(n)	Investments in equity method investee and other investments (Continued)

The Group measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in statements of income and comprehensive income.

(o)	Impairment of long-lived assets
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
The Group evaluates intangible asset that is not subject to amortization for impairment annually and more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group conducts quantitative impairment test for indefinite-lived intangible asset and compares of the fair value of the asset with its carrying amount. The Group recognizes impairment loss on the amount by which the carrying value exceeds the fair value of the asset. After an impairment loss is recognized, the Group uses adjusted carrying amount of the long-lived assets and intangible asset as its new accounting basis.
The Group recorded an impairment of nil, RMB537,579 and RMB47,022 during the years ended December 31, 2018, 2019 and 2020, respectively, in general and administrative expenses on the consolidated statements of income and comprehensive income.

(p)	Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.
Prior to January 1, 2020, the Group performed a
two-step
quantitative impairment test to determine the amount, if any, of goodwill impaired. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit and their carrying amounts will be recorded. Starting from January 1, 2020, the Group adopted ASU
2017-04,
which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The impairment test is performed as of year-end
or if an event occurs or circumstances change that would more likely than not reduce the fair

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(p)	Goodwill (Continued)

value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.
In the fourth quarter of 2019, the Group has outsourced all of its delivery activities to third party couriers and ceased the operations of its logistic services unit. Accordingly, the Group has impaired all goodwill related to its logistic business in the amount of RMB278,263 in 2019. No impairment has been recorded for the year ended December 31 2018 or 2020.

(q)	Business combinations and non-controlling interests
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
In a business combination achieved in stages, the Group remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.
For the Group’s majority-owned subsidiaries and subsidiaries of VIEs, a non-controlling
interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of income and comprehensive income includes the net income attributable to non-controlling
interests. The cumulative results of operations attributable to non-controlling
interests, are recorded as
non-controlling
interests on the Group’s consolidated balance sheets.

(r)	Leases
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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Leases (Continued)

of ASC 842, the Group made an accounting policy election for all lease related asset classes, to account for the lease and non-lease
components as a single lease component. The Group has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Group’s overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statements of income and comprehensive income on a straight-line basis over the lease term.
The scope of ASC 842 also includes land use rights and the accounting policy is included in Note 2(l).
From the Perspective of Lessee
The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset.
At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.
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
Upon the adoption of ASU
2016-02
on January 01, 2019, the Group elected to use the remaining lease term as of January 1, 2019 in the estimation of the applicable discount rate for leases that were in place at adoption.
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
Repayments of operating liabilities, variable lease payments and short-term lease payments will be classified in operating activities. If payments made for operating leases represent the costs of bringing another asset to the condition and location necessary for its intended use, such amounts will be classified as investing activities.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Leases (Continued)

As a result of the adoption, the Group recognized approximately RMB451,390 ROU assets recorded in ROU assets and corresponding lease liability in operating lease liabilities on the consolidated balance sheet as of January 1, 2019. The adoption had no material impact on the Group’s consolidated statements of income and comprehensive income for the year ended December 31, 2019, or the opening balance of retained earnings as of January 1, 2019.
From the Perspective of Lessor
The Group does not have material lessor contracts before the acquisition of Shan Shan Outlets. Shan Shan Outlets leases shop spaces in outlet malls to brand shops to conduct commercial selling activities under operating leases from 3 to 5 years.
Under ASC 842, which created a practical expedient that provides lessors an option not to separate lease and non-lease
components if both of the following criteria are met: (1) the timing and pattern of transfer of the lease and non-lease
component(s) are the same and (2) the lease component would be classified as an operating lease if it were accounted for separately. If both criteria are met, the combined component is accounted for in accordance with ASC 842 if the lease component is the predominant component of the combined component; otherwise, the combined component is accounted for in accordance with the revenue recognition standard. The Group determined that the lease arrangements meet the criteria taking the practical expedient and to account for the lease and non-lease
components as a single lease component under ASC 842. The Group recognized consideration received from the leases, together with other non-lease
components including common area maintenance arrangements on a straight-line basis as the lease component is the predominant component of the combined component.
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

(s)	Revenue recognition
The Group recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Group expects to receive in exchange for those goods

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(s)	Revenue recognition (Continued)

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
Product revenue recognition
The majority of the Group’s revenue is derived from online product revenue. The Group recognizes revenue from the sale of apparel, fashion goods, cosmetics, home goods and lifestyle products and other merchandizes through its online platforms, including its internet website and cellular phone application. The Group recognizes revenue at the point of time when the goods have been accepted by the customers. The customers have the options to pay for the goods in advance, upon acceptance of the goods or to pay over an agreed upon instalment period.
For offline product revenue and merchandizes sold through Shan Shan Outlets, the Group recognizes product revenue at the point of time when customers pay and obtain control of the merchandizes.
Revenue was recorded net of surcharges and value added tax (“VAT”) of gross sales. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. Revenues also include fees charged to customers for shipping and handling expenses.
The Group records all product revenue on a gross basis. To determine whether the Group is an agent or principal in the sale of products, the Group considers the following indicators: the Group is primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods or services have been transferred to a customer or handling the return of the goods after transfer of control to the customers, and has discretion in establishing the price of the specified goods or services.
Return rights
The Group offers online sales customers with an unconditional right of return for a period of 7 days upon receipt of the products on sales from its platforms. The Group reduces online product revenues by an estimate of expected customer merchandize returns, which is calculated based on historical return patterns, and recorded as a refund liability included in accrued expenses and other current liabilities (Note 12).
Membership reward program
The Group grants Weipin Coins to customers when they purchase goods from its online platforms. Weipin Coins can be used to offset against payments when customers make their future purchases. This program was terminated as of December 31, 2019.
The Group considers Weipin Coins as a separate performance obligation and allocates the transaction price proportionally between the product sold and Weipin Coins granted on a relative standalone selling price basis in consideration of the likelihood of future redemption based on historical experience and the equivalent value per Weipin Coin when they are redeemed. The deferred income recorded for Weipin Coins is considered as a contract liability. As of December 31, 2019 and 2020, the Group recorded deferred income related to Weipin Coins of RMB138,017 and nil, respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(s)	Revenue recognition (Continued)

New members who register on the Group’s online platforms or existing members introducing new members to the Group’s online platforms will be granted free Weipin Coins. These Weipin Coins are not related to prior sales and are recorded as reduction of revenue at the time of use.
Other revenues
Other revenues consist of (1) commission from platform access; (2) logistic service to external customers; (3) promotional and advertising service; (4) inventory and warehouse management service and (5) interest income from microcredit and consumer financing (6) loan facilitation service income and (7) membership fee income and (8) lease income and other miscellaneous income mainly earned from the Shan Shan Outlets.
The Group charges commission fees to third-party merchants for access to the Group’s platform for sales of their products. The Group is not primarily responsible for fulfilling the promised contracts, as it does not bear the inventory risk, nor has the discretion in establishing prices. Upon successful sales on the Group’s online platforms, the Group charges the third-party merchants commission fees.
Prior to November 2019, the Group provided logistic services to third parties. The Group also provides warehousing and distribution services to its vendors. Revenue from logistic, warehousing and distribution services are recognized at the point of time upon completion of the performance of services.
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
The Group cooperates with banks and third-party consumer financing companies to provide consumer loans to qualified customers, and is entitled to service channel fees calculated as a percentage of the loan amounts. Revenue is recognized when the banks or third-party consumer financing companies grant customers the loans. The Group is not responsible for any activity post loan originations nor does it provide any guarantee for the loans. The Group considers its performance obligation is completed upon the loan origination and the service fee is recognized as revenue at that point in time.
The Group has a paid online membership program called Super VIP, which allows its members to enjoy certain privileges. The revenue related to the membership fee is recognized on a straight-line basis over the period of the membership.
Shan Shan Outlets leases its shop space to various brand shops to conduct sales activities, the related revenue is accounted under ASC Topic 842—Leases, please refer to detail information in Note 2(r). Other miscellaneous income such as advertising income is recognized over the period where the service provided.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(s)	Revenue recognition (Continued)

Remaining performance obligations
Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. For the years ended December 31, 2019 and 2020, the Group had unfulfilled performance obligations for products to be passed to customers of RMB1,118 million and RMB1,380 million, and performance obligations related to Weipin Coins granted to customers and Super VIP membership fee of RMB382 million and RMB297 million, respectively. The Group expects revenue to be recognized for the remaining performance obligations within the next year. The remaining performance obligations are accounted under advance from customers and deferred income.
The remaining performance obligation in relation to the financing service represents the remaining period of financing benefit to the customers based on the agreed upon instalment periods.
Disaggregation of revenue
The Group disaggregates its product revenue from different types of contracts with customers by principal product categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 28 for product revenues by principal product categories. The Group disaggregates its other revenue from different types of contracts with customers by service income and lease income, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. The amounts of service income and lease income were RMB3,010,972 and RMB2,701, RMB4,193,951 and RMB79,156, RMB3,963,765 and RMB445,012 for the years ended December 31, 2018, 2019 and 2020, respectively.
Contract balances
The estimated inventories
in-transit
relating to estimated returns are contract assets included in inventories. The balance of contract assets is RMB177,783 and RMB213,591 as of December 31, 2019 and 2020, respectively.
The Group’s contract liabilities consist of prepayments from customers, unredeemed Weipin Coins and Super VIP membership reward program and refund liability related to estimated return. As of December 31, 2019 and 2020, the balances of the contract liabilities are RMB1,726 million and RMB1,949 million, included in advances from customers, deferred income and accrued expenses and other current liabilities.
All contract liabilities as of January 1, 2020 were recognized as revenue during the year ended December 31, 2020. All contract liabilities as of year ended December 31, 2020 are expected to be realized in the following year.

(t)	Cost of revenues
Cost of revenues consists primarily of cost of merchandizes sold, inventory write-down, cost relating to logistics service rendered to external customers, occupancy cost for retail shops including rental cost, maintenance costs, depreciation cost and utility cost of the outlets. The amounts of inventory write-down were RMB440,823, RMB347,498 and RMB554,850 for the years ended December 31, 2018, 2019 and 2020, respectively. Cost of revenues does not include fulfillment expenses and on-line payment processing fee, therefore the Group’s cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(t)	Cost of revenues (Continued)

The Group provides financing to some of its suppliers by advancing them cash for portions of accounts payables the Group owes to them, and receives interest over the financing periods which is presented as a reduction to cost of revenues. The advances to these suppliers related to the Group’s financing activities have no offsetting rights against the Group’s accounts payables to these suppliers, and are presented as part of other receivables and prepayments in the consolidated balance sheets Note 5.

(u)	Fulfilment expenses
Fulfillment expenses primarily consist of payroll, bonus and benefits of logistics staff, logistics centers rental expenses, shipping and handling expenses and packaging expenses. In the fourth quarter of 2019, the Group has ceased its own logistics delivery operations and outsourced all of its delivery activities to third party couriers. The costs paid to the third party couriers are included in fulfilment expenses.
(v)	Marketing expenses
Marketing expenses primarily consist of payroll, bonus and benefits of marketing staff, advertising costs, agency fees and costs for promotional materials.
Advertising expenses are charged to the consolidated statements of income and comprehensive income in the period incurred. The amounts of advertising expenses incurred were RMB1,651,996, RMB2,234,291 and RMB3,078,532 for the years ended December 31, 2018, 2019 and 2020, respectively.

(w)	Technology and content expenses
Technology and content expenses primarily consist of payroll, bonus and benefits of the staff in the technology and system department, telecommunications expenses, model fees and photography expenses.

(x)	General and administrative expenses
General and administrative expenses primarily consist of payroll, bonus and benefit costs for retail and corporate employees, legal, finance, information systems, rental expenses, payment processing fees and other corporate overhead costs.

(y)	Foreign currency transactions and translations
The functional currency of the Company, Vipshop HK and other offshores subsidiaries is the United States dollar (“US dollar”). The functional currency of all the other significant subsidiaries and the VIEs is RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the prevailing exchange rates as of the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income and comprehensive income.
RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(y)	Foreign currency transactions and translations (Continued)

The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB7,565,817 and RMB12,616,284 as at December 31, 2019 and 2020, respectively.

(z)	Convenience translation
Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of RMB6.5250 to US$1.00, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2020.

(aa)	Taxation
Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing the consolidated financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements at the end of each reporting period and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(ab)	Value added taxes (“VAT”)
The Group’s PRC subsidiaries are subject to VAT at rates ranged from 6% to 16% before April 2019 and 3% to 13% since April 2019, compared with 6% to 16% since May 2018, on proceeds received from customers, and are entitled to a deduction for VAT already paid or borne on the goods purchased by it and utilized in the production of goods that have generated the gross sales proceeds and service incurred. The VAT balance is recorded either in other current liabilities or other current receivables on the consolidated balance sheets.

(ac)	Comprehensive income (loss)
Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income (loss) is reported in the consolidated statements of income and comprehensive income, and other comprehensive income (loss) includes foreign currency translation adjustments.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)
(ad)	Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, net, short-term investments, amounts due from related parties, loan receivables, net and other receivables, net.
The Group places its cash and cash equivalents, restricted cash and short-term investments with financial institutions with high-credit ratings and quality. Accounts receivable are primarily due from consumer financing services. There are no significant credit risk concentrated with any specific end customers under consumer financing, microcredit loans or suppliers under financing service arrangements. With respect to advances to product suppliers included in other receivables, the Group performs on-going
credit evaluations of the financial condition of its suppliers. Amounts due from related parties are prepayments related to purchases of goods and services from the entities controlled by shareholders of the Company. Due to the nature of the relationship, the Group considers there to be no collection risks in regard to amounts due from related parties.
On January 1, 2020, the Group adopted ASU 2016-13 using the modified retrospective transition method. ASU
2016-13
replaces the existing incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model for its financial instruments within the scope of this standard, which are primarily accounts receivable, other receivables, and loan receivables. The cumulative effect from the adoption as of January 1, 2020 was RMB90,770, which is recorded in retained earnings.

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

Level 3	Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(ae)	Fair value of financial instruments (Continued)

The Group’s short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables and prepayments, payables, amounts due from related parties, other current liabilities, amounts due to related parties, advance from customers, and short-term loan. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of the long-term receivables and long-term bank borrowings approximate their fair values as the interest rates are comparable to the prevailing interest rates in the market.
The Group measures its equity investment with readily determinable fair value at its quoted price in active markets.
The financial guarantee arises from the acquisition of Shan Shan Outlets and certain cash-settled share-based compensation arrangements granted by Shan Shan Outlets are recorded as Level 3 financial instruments which are revalued at each reporting period end. The fair value of the financial guarantee is determined using the credit default method, with reference to the default and recovery rate of comparable guaranteed companies. The default and recovery rate applied are based on the default and recovery rate published by Standard & Poor’s (“S&P”) and Moody’s respectively, sorted by credit rating. The fair value of the liability relating to the cash-settled share-based compensation arrangements was determined using the Monte Carlo Simulation through simulation of the future net profits of the Shan Shan Outlets as disclosed in Note 27(c).
The Group measures equity method investments and equity investments without readily determinable at fair value on a nonrecurring basis when they are deemed to be impaired. The equity investments without readily determinable, which is included in other investments, is recorded at cost minus impairment, and if any, adjusted by observable price changes in orderly transactions for the identical or similar investments of the same issuer. The fair values of these investments are determined based on valuation techniques using the best information available. An impairment charge to these investments is recorded when the carry amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary.

(af)	Share-based compensation
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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(af)	Share-based compensation (Continued)

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

(ag)	Earnings per share
Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(ah)	Segment reporting
Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.
Prior to the year ended December 31, 2019, the Group has identified two major operating segments, Vip.com segment and internet finance, in which the CODM reviews its financial result on a regular basis. For the year ended December 31, 2019, the Group has determined it has four operating segments, Vip.com, internet finance, Shan Shan Outlets, and offline shops. Vip.com and Shan Shan Outlets have been identified as reportable segments. Internet finance and offline shops operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold. The financial information of the respective segments are disclosed in Note 28.

(ai)	Accounting standards issued but not adopted
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
guidance. This ASU is part of the

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(ai)	Accounting standards issued but not adopted (Continued)

FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently assessing the impact that ASU
2019-12
will have on its future consolidated financial statements.
In October 2020, the FASB issued Accounting Standards Update No.2020-10, Codification Improvements – Disclosures (“ASU
2020-10”)
to align with the SEC’s regulations. This ASU improves consistency by amending the codification to include all disclosure guidance in the appropriate disclosure sections and clarifies application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. The Group is currently assessing the impact that ASU 2020-10 will have on its future consolidated financial statements.

3.	Acquisition

(a)	Acquisition of Shan Shan Outlets in 2019
On July 10, 2019, the Group acquired 100% equity interest of Shan Shan Outlets for a total cash consideration of RMB2,950,000, in which RMB
2,925,000
has been paid as of December 31, 2019. The remaining RMB25,000 has been paid as of December 31, 2020. Shan Shan Outlets primarily engaged in outlet management business in China. The Group acquired Shan Shan Outlets to expand into the outlet business to supplement its growth strategy.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3.	Acquisition (Continued)

(a)	Acquisition of Shan Shan Outlets in 2019 (Continued)

The Group accounted for this acquisition as business combination. The results of operations of Shan Shan Outlets have been included in the Group’s consolidated financial statements since the acquisition date. The assets acquired and liabilities assumed were recorded at their respective fair values on the date of acquisition. The purchase price allocations were determined by the Group with the assistance of an independent valuation appraiser and estimated mainly by applying the income approach and depreciated replacement cost method as follows:

	RMB	Weighted average amortization period (in years)
Consideration:
Cash	2,925,000
Consideration payable	25,000

Total consideration transferred	2,950,000

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	175,822
Accounts receivables	6,420
Other receivables and prepayments	537,182
Inventories	46,603
Amounts due from related parties	12,821
Other long-term assets	25,000
Deferred tax assets	51,252
Property and equipment	461,408	14~20
Land use rights	837,160	30~40
Construction in progress	207,707
Investments in equity method investees	2,322,375

Total assets acquired	4,683,750
Accounts payables	(69,427)
Advances from customers	(42,795)
Accrued expenses and other current liabilities	(179,574)
Amounts due to related parties	(282,106)
Deferred income	(194,162)
Bank borrowings	(709,954)
Financial guarantee	(8,847)
Deferred tax liabilities	(91,272)
Total liabilities assumed	(1,578,137)

Net assets acquired	3,105,613
Non-controlling interests	(314,537)
Goodwill	158,924

	2,950,000

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3.	Acquisition (Continued)

(a)	Acquisition of Shan Shan Outlets in 2019 (Continued)

Goodwill of RMB158,924 was generated from the synergy of the acquisition that helps the Group gain presence in the offline outlet business in China and further enhances the ecosystem and fortifies the Group’s leading position in China’s discount retail segment. Goodwill is assigned to the Shan Shan Outlets segment. None of the goodwill is expected to be deductible for income tax purposes.
Revenues and net income of Shan Shan Outlets in the amount of RMB245.8 million and RMB31.5 million, respectively, were included in the Group’s consolidated statement of income and comprehensive income since the acquisition date to December 31, 2019.
Pro forma results of operations for the Shan Shan acquisition have not been presented as they are not material to the Group’s consolidated results.

(b)	Acquisition of Shanjing Business Management (Ningbo) Co., Ltd. (“Ningbo Shanjing”) and Harbin Shan Shan Chunxiaqiudong Properties Co., Ltd (“Harbin Shan Shan”) in 2020
In May and July of 2020, to support the Group’s strategy to continue to expand into the outlet business, the Group acquired additional equity interests of 30.38% and 40% in Ningbo Shanjing and Harbin Shan Shan for cash consideration of RMB236,250 and RMB311,200, respective. As a result of these transactions, the Group obtained control in these two entities and therefore accounted for these transactions as business combination.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3.	Acquisition (Continued)

(b)	Acquisition of Shanjing Business Management (Ningbo) Co., Ltd. (“Ningbo Shanjing”) and Harbin Shan Shan Chunxiaqiudong Properties Co., Ltd (“Harbin Shan Shan”) in 2020 (Continued)

The aggregated consideration, fair value of assets acquired and liabilities assumed, as well as goodwill resulted from these acquisitions are as follows:

RMB
Consideration:
Cash	547,450
Fair value of the Group’s existing equity interests at the time of acquisition transferred	1,255,895

Total considerations transferred	1,803,345
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	172,455
Accounts receivables	11,906
Inventories	390
Other receivables and prepayments	21,158
Property and equipment	1,680,199
Land use rights	481,400
Deferred tax assets	22,447

Total assets acquired	2,389,955
Accounts payables	(168,982)
Advances from customers	(69,855)
Accrued expenses and other current liabilities	(128,058)
Deferred income	(93,243)
Deferred tax liabilities	(305,261)
Total liabilities assumed	(765,399)

Net assets acquired	1,624,556
Non-controlling interests	(228,162)

Goodwill	406,951

The fair value of the
pre-existing
interest in the equity method investment on the acquisition date is calculated by deducting the total fair value of additional equity interest acquired in these entities from the fair value of 100% equity interest in these outlets at the date of acquisition by adopting income approach, in particular, the discounted cash flow method to analyze the indicative value of all equity interests in the acquired outlets. The fair value of the outlets acquired are estimated based on significant inputs which mainly include the financial results, growth trends and discount rate. The Group’s existing equity interests were remeasured to a total aggregate fair value of RMB1,255,895, with the excess over the carrying amount of RMB52,820 recognized as gain on deemed disposal of equity method investments in the consolidated statements of income and comprehensive income. Each of the outlets acquired was insignificant individually and in aggregate.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3.	Acquisition (Continued)

(b)	Acquisition of Shanjing Business Management (Ningbo) Co., Ltd. (“Ningbo Shanjing”) and Harbin Shan Shan Chunxiaqiudong Properties Co., Ltd (“Harbin Shan Shan”) in 2020 (Continued)

The results of operation of Ningbo Shanjing and Harbin Shan Shan have been consolidated by the Group from May 15, 2020 and July 21, 2020, respectively, and the results of operations of these two outlets are not material to the Group’s consolidated financial statements as a whole.

(c)	Acquisition of Guiyang Shan Shan Guangda Outlets Plaza Co., Ltd. (“Guiyang Shan Shan”) in 2020
In December 2020, the Group acquired 60% of equity interest in Guiyang Shan Shan for a total cash consideration of RMB180,000. The Group has determined that substantially all of the fair value of the gross assets acquired is concentrated in land use rights held by Guiyang Shan Shan and concluded that the acquired set of activities and assets is not a business. Consequently, the Group accounted for this transaction as asset acquisition.
The fair value of the net assets acquired approximates book value of the net assets on the date of acquisition. As a result of the acquisition, the Group recognized current assets of RMB10,793, land use rights of RMB342,227, property and equipment of RMB85,746, current liabilities of RMB142,553 and non-controlling interests of RMB118,485.

4.	Accounts receivables, net
Components of accounts receivables are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Trade receivables (Note a)	1,051,707	36,341
Others (Note b)	355,837	318,149

Subtotal	1,407,544	354,490
Allowance for doubt accounts:
Balance at beginning of the year	(117,544)	(111,778)
Adoption of Topic 326(Note 2(ad))	—	(64,794)
(Provision)/reversal	(155,242)	25,613
Write-offs	161,008	130,998

Allowance as of the end of the year	(111,778)	(19,961)

Accounts receivables, net	1,295,766	334,529

Note:

(a)	Trade receivables represent financing extended to certain customers when they select to pay for the online product purchases through instalments.
(b)	Others mainly represent receivables from the provision of online promotional and advertising services and warehousing services.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

5.	Other receivables and prepayments, net
Components of other receivables and prepayments are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deposits	324,018	189,904
VAT and EIT recoverable	1,567,589	919,849
Interest receivable	22,578	38,372
Advances to suppliers related to financing activities	37,442	5,053
Prepayment to suppliers related to procurement activities	593,117	608,229
Prepaid expense	62,160	55,131
Loan receivables	140,545	378,752
Others	184,332	143,845

Subtotal	2,931,781	2,339,135
Allowance for doubtful account:
Balance at beginning of the year	(39,608)	(33,888)
Adoption of Topic 326(Note 2(ad))	—	(1,011)
Provision	(10,456)	(27,563)
Write-offs	16,176	9,686

Allowance as of the end of the year	(33,888)	(52,776)

Total	2,897,893	2,286,359

6.	Property and equipment, net

	As of December 31,
	2019	2020
	RMB	RMB
Cost:
Buildings	6,689,846	11,381,720
Furniture, fixtures and equipment	3,137,031	3,155,216
Leasehold improvements	840,895	1,296,018
Motor vehicles	382,218	33,420
Software	69,898	128,211
Construction in progress	3,712,357	1,823,883
Sub-total	14,832,245	17,818,468
Less: Accumulated depreciation	(3,092,864)	(3,766,044)
Less: Accumulated impairment	(482,571)	(467,965)

Property and equipment, net	11,256,810	13,584,459

During the year ended December 31, 2019, due to declining utilization on two of the Group’s transit warehouses, the Group has decided to rent out these warehouses to third parties. Due to this change, the Group has identified an impairment indicator for its transit warehouses due to their declining utilization rate. Together with write-down of two other unusable warehouses that were under construction, the Group recognized an impairment loss of RMB420.8 million relating to buildings and construction in progress.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

6.	Property and equipment, net (Continued)

During the year ended December 31, 2020, the
Group
reclassified warehouse at carrying amount of RMB299,319 and land use rights at carrying amount of RMB109,429 in one of its subsidiaries, Qingdao Vipshop Logistics Co., Ltd. to assets held for sale, as the management assessed that it is highly probable that they will be recovered primarily through sale rather than through continuing use and determined the disposition did not represent a strategic shift that will have a major effect on the entity’s operation and financial results, therefore was not reported as discontinued operation.

7.	Land use rights, net

	As of December 31,
	2019	2020
	RMB	RMB
Land use rights	5,868,774	6,511,497
Less: accumulated amortization	(272,658)	(393,697)
Less: impairment	(55,008)	(55,008)

Land use rights, net	5,541,108	6,062,792

The expiry dates of the land use rights range from the years 2064 to 2069.
Amortization expenses charged were RMB71,601, RMB 104,381 and RMB132,657 for the years ended December 31, 2018, 2019 and 2020, respectively. The Group expects to record amortization expense of RMB135,195 for each of the year ending December 31, 2021, 2022, 2023, 2024 and 2025.
An impairment loss of RMB55 million was recorded in general and administrative expenses on the consolidated statements of income and comprehensive income for the year ended December 31, 2019 relating to the transit warehouses impairment discussed in Note 6. There is no impairment on land use rights recorded for the year ended December 31, 2020.

8.	Intangible assets, net

	As of December 31, 2019				As of December 31, 2020
	Cost	Accumulated amortization (Note a)	Accumulated Impairment	Net amount	Cost	Accumulated amortization (Note a)	Accumulated Impairment	Net amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domain names	14,396	(14,396)	—	—	13,608	(13,608)	—	—
Customer Relationships	313,303	(313,303)	—	—	—	—	—	—
Trademarks	888,480	(886,948)	—	1,532	6,194	(5,823)	—	371
Non-compete agreement	70,127	(70,127)	—	—	—	—	—	—
Payment license (Note b)	319,660	—	—	319,660	319,660	—	—	319,660
Others	41,479	(8,454)	(16,907)	16,118	73,729	(43,831)	(16,907)	12,991

Total	1,647,445	(1,293,228)	(16,907)	337,310	413,191	(63,262)	(16,907)	333,022

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

8.	Intangible assets, net (Continued)

Note:

(a)
Amortization expenses for intangible assets were RMB47,842, RMB15,757 and RMB36,539 for the years ended December 31, 2018, 2019 and 2020, respectively. The Group expects to record amortization expenses of RMB13,265, RMB95, RMB2, nil and nil for the years ending December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

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

9.	Investments in equity method investees
Investments in equity method investees as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Kunshan Baowei Information Technology Limited (“Kunshan Baowei”)	294,527	307,097
Shenzhen Tencent Puhe Limited Partnership (“Tencent Puhe”)	251,915	198,744
Sequoia Fashion and Technology Industry Fund Investment Limited Partnership (“Sequoia Fashion and Technology”) (i)	96,712	176,810
Ningbo Shanjing (ii)	829,410	—
Shanxi Tianmei Shan Shan Outlets Shopping Mall Co., Ltd (“Shanxi Shan Shan”) (ii)	510,223	510,117
Zhengzhou Shan Shan Outlets Shopping Mall Co., Ltd (“Zhengzhou Shan Shan”) (ii)	470,934	489,034
Harbin Shan Shan (ii)	440,821	—
Gansu Shan Shan Outlets Shopping Mall Co., Ltd (“Gansu Shan Shan”) (ii)	123,758	166,717
Others (iii)	153,162	197,892
Less:
Impairment	(58,510)	(96,624)

Total	3,112,952	1,949,787

(i)
In October 2019, the Group acquired 17% limited partnership interest in Sequoia Fashion and Technology, which is a PRC limited partnership industry fund.As of December 31, 2020, the Group’s total contribution to the fund amounted to RMB230 million and there is a remaining investment commitment of RMB1,770 million.

(ii)
In July 2019, the Group acquired equity interests of 54%, 60%, 51%, 60% and 41%, respectively in Ningbo Shanjing, Shanxi Shan Shan, Zhengzhou Shan Shan, Harbin Shan Shan and Gansu Shan Shan, as a part of the identifiable assets acquired from the business acquisitions. These five joint ventures are all incorporated in PRC and engage in outlets operating business.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

9.	Investments in equity method investees (Continued)

During the year ended December 31, 2020, the Group acquired additional equity interests in Ningbo Shanjing and Harbin Shan Shan and consolidated these two outlets from the respective acquisition dates. At the acquisition date, a total gain of RMB52,820 was recognized as a result of fair value remeasurement on the existing equity method investees. Please refer to Note 3 for details.
During the year ended December 31, 2020, the Group acquired an additional 9% equity interest of Gansu Shan Shan for a cash consideration of RMB45 million. Subsequent to this transaction, the Group holds 50% equity interest of Gansu Shan Shan with no controlling interest per shareholders’ agreement.
During the years ended December 31, 2018, 2019 and 2020, the Group recognized its share of (loss) income of equity method investees in the amount of RMB(46,999), RMB27,182 and RMB30,015, respectively. Nil, nil and RMB43,160 impairment have been recorded on these investments accounted for under equity method for the year ended December 31, 2018, 2019 and 2020, respectively.

(iii)
During the year ended December 31, 2020, the Group recognized gain on disposal of an equity method investee in the amount of RMB4,809. There was no disposal of investments in equity method investees for the years ended December 31, 2018 and 2019, respectively.

10.	Other investments
Other investments consist of equity investments with readily determinable fair value, equity investments without readily determinable fair value and available-for-sale
debt securities. The carrying amounts and fair values of the Group’s other investments as of December 31, 2019 and 2020 are as follows:

	As of December 31, 2019
	Original cost	Unrealized gains	Accumulated impairment	Translation difference	Balance as of year end
	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	268,910	270,966	(48,634)	15,060	506,302
Available-for-sale debt securities (Note b)	112,314	—	(118,689)	6,375	—
Equity investments without readily determinable fair values (Note c)	1,643,635	68,163	(269,179)	53,835	1,496,454

Total	2,024,859	339,129	(436,502)	75,270	2,002,756

	As of December 31, 2020
	Original cost	Unrealized gains	Accumulated impairment	Translation difference	Balance as of year end
	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	215,035	77,879	(48,634)	8,782	253,062
Available-for-sale debt securities (Note b)	112,314	—	(118,689)	6,375	—
Equity investments without readily determinable fair values (Note c)	2,941,470	4,318	(245,940)	(91,876)	2,607,972

Total	3,268,819	82,197	(413,263)	(76,719)	2,861,034

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

10.	Other investments (Continued)

Note:

(a)	Equity investments with readily determinable fair value
During the years ended December 31, 2019 and 2020, equity investments with readily determinable fair value sold generated proceeds of RMB190 and RMB540,490, resulting in a gross realized gain of RMB157 and 486,227, respectively. No disposal of investments during the year ended December 31, 2018. The Group recorded mark to market adjustments of RMB105,235, RMB165,731 and RMB293,140 in investment gain and revaluation of investments in the consolidated statements of income and comprehensive income during the years ended December 31 , 2018 ,2019 and 2020, respectively. Dividend of RMB532, RMB2,097 and RMB389 was declared to the Group and recorded in net income during the years ended December 31, 2018, 2019 and 2020 respectively.
No impairment loss was recorded during the years ended December 31, 2018, 2019 and 2020.

(b)	Available-for-sale debt securities
On March 25, 2019, one of the investee Zhejiang Merit Interactive Network Technology Co., Ltd. was listed on the Shenzhen Stock Exchange Growth Enterprises Market Board and its preferred shares outstanding were converted to ordinary shares upon the completion of the listing. Accordingly, the Group’s investment in the amount of RMB48,000 was reclassified from available-for-sale debt securities to equity investments with readily determinable fair values upon this listing.
For other
available-for-sale
debt securities, the Group recorded impairment of RMB20,073, RMB83,616 and nil during the years ended December 31, 2018, 2019 and 2020, respectively.

(c)	Equity investments without readily determinable fair values
In March 2018, the Group entered into an agreement and committed to invest up to US$250 million (approximately RMB1,740 million) into a private equity fund. During the year ended December 31, 2020, the Group further invested US$191 million (approximately RMB1,324 million) to the fund. As of December 31, 2019 and 2020, the Group’s total contribution to the fund amounted to RMB535 million and RMB1,747 million, respectively.
During the year ended December 31, 2020, equity investments without readily determinable fair value sold generate proceeds of RMB508,423, resulting in gross realized gain of RMB68,163 and gain on disposal of RMB351,863 recorded to net income. There was no disposal during the years ended December 31, 2018 and 2019. The Group recorded impairment loss of nil, RMB43,973 and nil for years ended December 31, 2018, 2019 and 2020 respectively for the other equity investments without readily determinable fair values. Dividend of RMB17,470, RMB10,427 and RMB229,221 was declared to the Group and recorded in net income during the years ended December 31, 2018, 2019 and 2020 respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

11.	Other long-term assets

	As of December 31,
	2019	2020
	RMB	RMB
Deposit for land use rights	4,040	—
Long-term accounts receivable (Note a)	130,429	49,906
Long-term loan receivables (Note b)	415,092	17,824
Loans to employees	71,052	34,060

Subtotal	620,613	101,790

Less: allowance for doubtful accounts	(12,540)	(1,462)

Total	608,073	100,328

Note:

(a)
The Group provides consumer financing to certain customers with instalment payment terms of up to 24 months. The Group records the consumer financing receivables which are expected to be settled more than one year from the balance sheet date as long-term accounts receivables.

(b)
Included in long-term loan receivables are loans the Group provided to certain non-controlling
interest shareholders. These loans are guaranteed and pledged by the non-controlling
interest shareholders’ respective equity interests. The total outstanding loan balance was RMB330 million as of December 31, 2019 with fixed interest rate of 10% per annum and maturity at December 11, 2021. The loans of RMB330 million are reclassified to other receivables as of as of December 31, 2020.

12.	Accrued expenses and other current liabilities

	As of December 31,
	2019	2020
	RMB	RMB
Accrued advertising expense	1,011,400	1,529,746
Accrued shipping and handling expenses	925,864	1,597,573
Accrued payroll and social benefits	896,365	581,769
Deposits from delivery service providers	475,497	397,018
Income tax payables	652,624	673,282
Other tax payables (Note a)	690,338	691,919
Accrued rental expenses	73,861	113,773
Accrued administrative expenses	384,427	378,536
Amounts received on behalf of third-party merchants (Note b)	946,100	1,175,618
Refund liability (Note c)	225,274	271,732
Others (Note d)	252,825	286,030

Total	6,534,575	7,696,996

Note:

(a)
Amounts represent VAT and related surcharges, PRC individual income tax of employees withheld by the Group, tariffs, import VAT and consumption tax pursuant to the Circular on Tax Policy for Cross-border
E-commerce
Retail Imports.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

12.	Accrued expenses and other current liabilities (Continued)

(b)
Amounts represent the cash collected on behalf of third-party merchants which the Group provides platform access for sales of their products and is related to the consideration for goods or services provided.

(c)
The Group offers online customers with an unconditional right of return for a period of 7 days upon receipt of products on sales from its platforms. The Group reduces product revenues and cost of revenues by an estimate of expected customer merchandize returns, which is calculated based on historical return patterns, and recorded as returned liability included in accrued expenses and other current liabilities. Refund liability is measured at the amount of consideration received for which the Group does not expect to be entitled.

(d)
Included in others are loan received from the non-controlling interests shareholders of Hengyang Shan Shan amounting to RMB 93,464 as of December 31, 2019.The Group has repaid RMB 30,948 during the year ended December 31, 2020 and converted the remaining loan of RMB62,518 into capital contribution as disclosed in Note 21(i).

13.	Employee retirement benefit
Full time employees in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions and accruals made for such employee benefits were RMB928,826, RMB558,775 and RMB262,200 for the years ended December 31, 2018, 2019 and 2020, respectively.

14.	Short-term loans
Components of the outstanding short-term loans are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
RMB denominated (Note a)	627,608	498,976
USD denominated (Note b)	466,037	535,822
EUR denominated (Note a)	—	8,628

Total	1,093,645	1,043,426

(a)
During the year ended December 31, 2019, the Group entered into various RMB denominated revolving credit facilities with multiple banks for a total credit of up to RMB2.6 billion. As of December 31, 2019, RMB627.6 million was drawn down and outstanding with interest rates ranging from 2.8% to 4.05% per annum.

During the year ended December 31, 2020, the Group increased the RMB denominated revolving credit facilities with multiple banks for a total credit of up to RMB3.3 billion, in which the outstanding balances under these facilities as of December 31, 2019 have been repaid and RMB499.0 million was drawn down and outstanding as of December 31, 2020 with interest rates range from 2.8% to 2.9% per annum.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

14.	Short-term loans (Continued)

During the year ended December 31, 2019, the Group entered into a facility agreement with Bank of China for a credit of RMB80 million. Under the credit facility agreement, the Group can specify the currencies at the time of draw-down. No amount was drawn on the credit facility as of December 31, 2019. During the year ended December 31, 2020, the Group increased its credit limit with Bank of China for the facility agreement from RMB80 million to RMB200 million. EUR1.1 million (approximately RMB8.6 million) was drawn down from these facilities and outstanding as of December 31, 2020, with a fixed interest rate 1.97% per annum.

(b)
During the year ended December 31, 2019, the Group entered into various USD denominated revolving credit facility agreements with multiple banks for a total credit of up to US$80 million (approximately RMB558.1 million), in which US$30 million (approximately RMB209.2 million) was drawn down and outstanding as of December 31, 2019. The interest rates ranged from a fixed rate of 2.94% to floating rate based on the
12-month London Inter-Bank Offered Rate plus 0.55% per annum.

During the year ended December 31, 2019, the Group entered into facility agreements with Standard Chartered Bank (Hong Kong) Limited for a credit of US$45 million (approximately RMB313.9 million). Under the credit facility agreement, the Group can specify the currencies at the time of draw-down. The Group drew down 36.8 million in US$ (approximately RMB256.8 million) in 2019 and outstanding as of December 31, 2019. The amount has been fully repaid during 2020.
During the year ended December 31, 2020, the outstanding balances under these facilities as of December 31, 2019 have been repaid and US$62.4 million (approximately RMB407.3 million) was drawn down and outstanding as of December 31, 2020 with interest rates range from 0.98% to 1.90% per annum. On March 25, 2020, the Group increased its USD denominated revolving credit facility by an additional US$20 million (approximately RMB130.5 million) loan facility and US$19.7 million (approximately RMB 128.5 million) was drawn down and outstanding as of December 31, 2020, with a fixed interest rate of 1.95% per annum.
Certain credit facilities, aggregating to RMB1,146 million as of December 31, 2020 (December 31, 2019: RMB952 million), are guaranteed by the Group’s receivables from its subsidiaries and letter of credit. As at December 31, 2020, RMB601.7 million (December 31, 2019: RMB625.5 million) of such credit facilities had not been utilized.

15.	Long-term loan
During the year ended December 31, 2019, the Group entered into a long-term borrowing agreement with the China Merchants Bank, for up to RMB1.6 billion for the construction of the Group’s headquarter building, with a floating interest rate determined based on the
5-year
Loan Prime Rate minus 0.44%. The loan was pledged by the Group’s two land use rights located at Pazhou Guangzhou, which amounted to RMB1.6 billion as of December 31, 2019. In November 2019, the Group drew down RMB64.5 million which was outstanding as of December 31, 2019. The Group early repaid the entire RMB64.5 million during the year ended December 31, 2020, and further drew down RMB 197.9 million during the year ended December 31, 2020, which was early repaid as of December 31, 2020.

16.	Securitization debt
The Group securitizes accounts receivable arising from the consumer financing businesses.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

16.	Securitization debt (Continued)

The Group offered in 2018 asset-backed notes (“ABN”) on the Shanghai Clearing House at aggregate amount of RMB520.0 million and 100% of the subordinated securities of RMB26.0 million was held by the Group.
The ABN was fully repaid during the year ended December 31, 2019.

17.	Convertible senior notes
On March 17, 2014, the Group issued US$632,500 (approximately RMB4,391,448) in aggregate principal amount of 1.5% Convertible Senior Notes due 2019 (the “Notes”). The Notes can be converted into the Company’s ADSs, each representing 1/5 Class A ordinary share of the Company, par value 0.001 per share (the “ordinary shares”), at the option of the holders, based on an initial conversion rate of 49.693 of the Company’s American depositary shares (“ADSs”) per US$1,000 principal amount of Notes.
The Group repaid all of the outstanding principal at US$629,375 (approximately RMB4,220,841) and interests at US$4,720 (approximately RMB31,685) on March 15, 2019.

18.	Leases
From the Perspective of Lessee
The Group leases office space, offline stores, and certain equipment under operating leases for terms ranging from short-term (under 12 months) to 15 years. The Group does not have options to extend or terminate leases, as the renewals or terminations of these leases are on negotiation basis. None of these leases contain material residual value guarantees or material restrictive covenants, and the Group does not have any financing leases.
Supplemental balance sheet information related to the leases are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
ROU assets	1,715,556	1,580,763
Operating lease liabilities—current	333,268	299,791
Operating lease liabilities—non-current	1,395,665	1,360,946
Weighted-average remaining lease term	4.71	7.05
Weight-average discount rate	4.86%	4.87%
The components of lease costs of these operating leases for the year ended December 31, 2019 and 2020 are as follow:

	Year Ended December 31,
	2019	2020
	RMB	RMB
Operating lease cost for fixed payments	388,976	484,275
Short-term lease costs	327,972	61,289
Variable lease costs	29,286	64,877
Total Lease costs	746,234	610,441

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18.	Leases (Continued)

The following table provides supplemental cash flow information related to leases:

	Year Ended December 31,
	2019	2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	370,606	445,614
Supplemental noncash information:
Right-of-use assets obtained	2,071,948	696,883
The following table provides the maturities of lease liabilities at December 31, 2020:

Maturities of lease liabilities at December 31, 2020	Operating leases
2021	342,173
2022	407,156
2023	355,589
2024	274,961
2025	129,972
2026 and thereafter	498,351
Total future undiscounted lease payments	2,008,202
Less: imputed interest	347,465
Total present value of lease liabilities	1,660,737

19.	Distribution of profit
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
The general reserve is used to offset future extraordinary losses. A subsidiary may, upon a resolution passed by the shareholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiary. The enterprise expansion reserve is for the expansion of the subsidiary’s operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law, and are not distributable as cash dividends to the Company.
Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries transferred RMB121,069, RMB184,182 and RMB61,925 to the general reserve during the years ended December 31, 2018, 2019 and 2020, respectively.
The balance of restricted net assets was RMB8,077,638 as of December 31, 2020.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

20.	Capital structure
Dual-class share structure
On September 15, 2014, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and re-designated
into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. As of December 31, 2019 and 2020, all Class B ordinary shares were held by the Chairman of the Company.
ADS ratio change
Effective November 3, 2014, the Group changed its ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to five ADSs representing one Class A ordinary share.
Exercise of share options
During the years ended December 31, 2018, 2019 and 2020, 356,736, 85,706 and 157,429 Class A ordinary shares were issued respectively, as a result of exercise of share options by employees.
Vesting of shares awards
During the years ended December 31, 2018, 2019 and 2020, 1,322,560, 1,102,773 and 1,481,693 Class A ordinary shares were issued respectively as a result of vesting of shares awards granted to employees and consultants.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

21.	Non-controlling interests

Non-controlling interests
RMB
Balance as of December 31, 2018	(51,022)
Net loss attributable to non-controlling interests	(30,399)

Acquisition of additional equity interests in subsidiaries	(16,400)
Dilution on non-controlling interests due to the Company’s contribution to its subsidiary	97,875
Capital contribution from non-controlling interests shareholders	107,950
Non-controlling interests arising from the acquisition of Shan Shan Outlets(Note 3)	314,537

Balance as of December 31, 2019	422,541

Net income attributable to non-controlling interests	12,399
Acquisition of additional equity interests in a subsidiary	(19,853)
Dividend distribution to non-controlling interests holders	(12,496)
Disposal of a subsidiary	(2,463)
Dilution on non-controlling interests due to the Company’s contribution to its subsidiary	(703)
Capital contribution from non-controlling interests shareholders (i)	141,983
Non-controlling interests arising from the acquisition of Ningbo Shanjing and Guiyang Shan Shan (Note 3)	346,647

Balance as of December 31, 2020	888,055

(i)
During year ended December 31, 2020, a total capital contribution of RMB 122,613 are received from the non-controlling shareholders of Chongqing Weiao Commercial Management Co., Ltd (“Chongqing Weiao”), Hengyang Shan Shan and Shenyang Shan Shan Outlets Shopping Mall Co., Ltd. (“Shenyang Shan Shan”).

The
non-controlling
interests shareholders of Hengyang Shan Shan converted it’s receivables due from the Group of RMB62,518 as capital contribution. The contribution is recorded as a credit of RMB19,370 based on the book value of the non-controlling
interests and the excess of RMB43,148 is recorded to additional paid-in
capital.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

21.	Non-controlling interests (Continued)

The schedule below discloses the effect of changes in the Company’s ownership interests in subsidiaries on the Company’s equity:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net income attributable to Vipshop Holdings Limited’s shareholders	2,128,787	4,016,832	5,906,957
Transfers from (to) the non-controlling interests:
Decrease in the Company’s additional paid-in capital in relation to the acquisition of additional equity interests in subsidiaries	(5,935)	(10,497)	(21,314)
Increase (decrease) in the Company’s additional paid-in capital in relation to contribution to its subsidiary	—	(97,875)	703
Capital contributions from non-controlling interests	—	—	43,148
Net transfers from (to) non-controlling interests	(5,935)	(108,372)	22,537

Changes from net income attributable to Vipshop Holdings Limited’s shareholders and transfers from (to) non-controlling interests	2,122,852	3,908,460	5,929,494

22.	Other operating income
Other operating income consists of government grants and other miscellaneous income. Grants related to depreciable assets are recognized in profit or loss over the periods in which depreciation expense on those assets is recognized, corresponding to the useful lives of the assets.
Other operating income is comprised of:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Government grants	553,153	427,832	395,042
Claims income	101,778	96,388	141,408
Others	102,131	121,193	171,405

Total other operating income	757,062	645,413	707,855

23.	Income taxes
Cayman Islands
Under the current laws of the Cayman Islands, Vipshop Holdings Limited is not subject to tax on its income or capital gains. In addition, upon payments of dividends by Vipshop Holdings Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23.	Income taxes (Continued)

Hong Kong
The Group’s subsidiaries operating in Hong Kong are subject to a two-tiered
income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%.
The People’s Republic of China
Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically owned enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate of 25%. While the EIT Law equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high and new technology companies, regardless of whether these are domestically owned enterprises or FIEs.
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
During the years ended December 31, 2018, 2019 and 2020, Pinwei Software has applied for and was classified as “State Planning Key Software Enterprise” by the local tax authority and is entitled to a preferential tax rate of 10% pursuant to Circular Caishui (2012) 27 starting from the beginning of 2018.
Vipshop Jianyang and Vipshop Chongqing have been recognized as “encouraged enterprises in an industry sector encouraged by the PRC government” in the Western Region, and are entitled to a preferential tax rate of 15% for the years ended December 31, 2018, 2019 and 2020.
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

associated with the tax positions. As of December 31, 2018, 2019 and 2020, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.
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
Income (loss) by tax jurisdictions:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income from China operations	3,770,270	5,161,228	6,284,697
(Loss) income from non-China operations	(1,023,195)	(218,423)	734,660

Total income before tax and share of (loss) income of equity method investees	2,747,075	4,942,805	7,019,357

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income tax expenses
Current tax	682,309	974,207	1,256,086
Deferred tax	(115,705)	9,347	(126,070)

Total tax expenses	566,604	983,554	1,130,016

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
Aggregate undistributed earnings of the Group’s subsidiaries in the PRC that are available for distribution to the Group of approximately RMB14,840.7 million and RMB19,137.9 million as of December 31, 2019 and 2020 respectively are considered to be indefinitely reinvested under ASC
740-30,
Accounting for Income Taxes — Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB 742.0 million and RMB 956.9 million as of December 31, 2019 and 2020 respectively.
A reconciliation of the income tax expense to income before income tax expense and share of (loss) income of equity method investees computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of income and comprehensive income is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income before income tax and share of (loss) income of equity method investees	2,747,075	4,942,805	7,019,357
Computed income tax expense at PRC EIT tax rate	686,769	1,235,701	1,754,839
Effect of non-deductible expenses, including:
-Share-based compensation expenses	167,803	163,033	134,324
-Other non-deductible expenses	65,497	36,838	27,497
Effect of different tax rates of subsidiaries operating in other jurisdiction	10,454	17,834	(152,863)
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(397,437)	(562,898)	(580,608)
Effect of non-taxable income	(58,053)	(15,800)	(90,265)
Change in valuation allowance	91,571	108,846	37,092

Income tax expenses	566,604	983,554	1,130,016

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23.	Income taxes (Continued)

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
The aggregate effect	397,437	562,898	580,608
Per share effect:
Class A and Class B ordinary share:
—basic	3.00	4.22	4.30

—diluted	2.84	4.14	4.21

The principal components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	322,464	300,544
Allowance for doubtful debts	46,691	11,792
Impairment of investments	32,063	27,919
Inventory write-down	171,884	268,094
Payroll payable and other accruals	14,751	5,587
Deferred income	277,658	326,610
Impairment of property and equipment	117,837	105,961
Impairment of land use rights	13,752	13,752
Others	3,939	1,771
Less: valuation allowance	(461,478)	(433,763)

Total deferred tax assets-non-current	539,561	628,267

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax liabilities :
Fair value adjustments of long-lived assets from business acquisition	89,217	382,434
Revaluation of other investments	36,385	7,363
Others	39,496	43,198

Total deferred tax liabilities-non-current	165,098	432,995

As of December 2019 and 2020, the amount of tax loss carried forward was RMB120,095 and nil, respectively, for the Group’s subsidiary incorporated in Hong Kong, which can be carried forward indefinitely to offset future taxable income; the remaining amount of tax loss of RMB1,114,704 and RMB1,271,312, mainly arose from the Group’s certain subsidiaries established in the PRC, which can be carried forward to offset future taxable income and will expire during the period from 2020 to 2024 and 2021 to 2025, respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23.	Income taxes (Continued)

The Group has provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2019 and 2020, respectively, as management is not able to conclude that the future realization of some of those net operating loss carry forwards and other deferred tax assets are more likely than not.

24.	Earnings per share
Basic net earnings per share is calculated based on the weighted average number of ordinary shares outstanding during each period. Diluted net earnings per share is calculated based on the weighted average number of ordinary shares outstanding and incremental weighted average number of ordinary shares from assumed vesting of non-vested
shares and exercise of share options, and conversion of the convertible senior notes during each period.
As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.
As of December 31, 2018, 2019 and 2020, there are 839,275, 1,689,709 and 410,260 employee share options or non-vested
ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.
Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2018, 2019 and 2020 as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Basic earnings per share attributable to Vipshop Holdings Limited’s ordinary shareholders:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	2,128,787	4,016,832	5,906,957

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	132,266,157	133,524,129	135,077,790

Basic earnings per Class A and Class B ordinary shares	16.09	30.08	43.73

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Earnings per share (Continued)

Diluted earnings per share for the years ended December 31, 2018, 2019 and 2020 are calculated as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Diluted earnings per share:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	2,128,787	4,016,832	5,906,957
Diluted earnings per share:
Interest expenses from Convertible Senior Notes	57,293	9,062	—
Net earnings attributable to Class A and Class B ordinary shareholders for computing diluted earnings per Class A and Class B ordinary share	2,186,080	4,025,894	5,906,957

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	132,266,157	133,524,129	135,077,790
Dilutive employee share options and non-vested ordinary shares	1,562,347	1,289,127	2,958,220
Dilutive convertible senior notes	6,255,106	1,268,159	—

Weighted average number of Class A and Class B ordinary shares outstanding for computing diluted earnings per Class A and Class B ordinary share	140,083,610	136,081,415	138,036,010

Diluted earnings per Class A and Class B ordinary shares	15.61	29.58	42.79
The Group granted a number of
non-vested
ordinary shares to certain executive officers and employees during the years ended December 31, 2018, 2019 and 2020 (refer to Note 27 (b)), these non-vested
shares are not included in the computation of basic earnings per share as these non-vested
shares are not entitled to any dividends or dividend equivalents.

25.	Commitments and contingencies
Capital commitment
As of December 31, 2020, the Group has contracted for capital expenditures of RMB1,255,703 (2019: RMB1,981,152).

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

25.	Commitments and contingencies (Continued)

Other commitments
Besides the commitment disclosed in Note 9(i) and Note 10(c), the Group has the following commitments:
The Group commits to purchase services from one of its related parties at the amounts of US$40.0 million (approximately RMB261 million) from the year ended December 31, 2021 to 2022.
Contingencies
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

26.	Related party transactions
For the years ended December 31, 2018, 2019 and 2020, the Group entered into the following material related party transactions:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Purchase of goods(i)	340,356	1,451,404	1,775,600
Purchase of services(i)	317,921	462,126	780,050
Provision of services	6,300	44,420	44,259
Sales of product	—	111,510	102,249

(i)	The goods and services were purchased from companies either controlled by its shareholders or directors, significantly influenced by the Group, or affiliates of the Group.
Details of the balances with related parties are as follows:

(a)	Amounts due from related parties (current and non-current)
Amounts due from related parties (current and
non-current)
as of December 31, 2019 and 2020 amounted to RMB149,964 and RMB333,539, respectively, mainly includes interest-bearing loans originated to the Group’s joint ventures and prepayments placed by the Group related to purchases of goods from companies significantly influenced by the Company, its shareholders or directors.

(b)	Amounts due to related parties
The amounts due to companies controlled or significantly influenced by the Company, its shareholders and directors as of December 31, 2019 and 2020 amounted to RMB520,288 and RMB382,900, respectively, which were unsecured, interest-free, and related to purchases of goods and other services from these parties. As of December 31, 2020, the Group had borrowed an interest-free loan of RMB61,200 from Zhengzhou Shan Shan for operating use.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

27.	Share-based payments

(a)	Share incentive plan
In March 2011, the Group adopted the Vipshop Holdings Limited 2011 Stock Incentive Plan (the “2011 Plan”), which provide up to an aggregate of 7,350,000 Class A ordinary shares of the Company as share-based compensation to employees, directors, officers and consultants and other eligible personal of the Group.
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
In January 2017, the Group granted 900,000 restricted shares to its senior management, and on the same date, the Group also granted 1,320,000 share options to its senior management at an exercise price of US$68.35 (approximately RMB444.71) per ordinary share pursuant to the Group’s 2014 Share Incentive plan. In December 2018, the exercise price of 660,000 share options among the foregoing batch was adjusted to US$26.30 (approximately RMB180.83) per ordinary share.
In January 2020, the Group granted 5,363,788 share options to its senior management at an exercise price of US$66.85 (approximately RMB453.88) per ordinary share pursuant to the Group’s 2014 Share Incentive plan.
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
The Group uses the Binomial model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm. The Group estimates that the forfeiture rate for key management and employees will be nil and 22% for 2018, nil and 25% for 2019, as well as nil and 28 % for 2020, respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

27.	Share-based payments (Continued)

(a)	Share incentive plan (Continued)

The assumptions used in determining the fair value of the share options on the grant date were as follows:

Assumptions	2020
Expected dividend yield	0%
Risk-free interest rate	2.08%
Expected volatility	59.41%
Expected life	10 years
Exercise multiples	2.80 times
Weighted average fair value of underlying ordinary shares (US$/share)	44.77
Notes:

(1)	Expected dividend yield:
The expected dividend yield was estimated by the Group based on its dividend policy over the expected life of the options.

(2)	Risk-free interest rate:
Risk-free interest rate was estimated based on the US Treasury Bond as of the valuation date.

(3)	Expected volatility:
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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

27.	Share-based payments (Continued)

(a)	Share incentive plan (Continued)
Notes (Continued):

(6)	Fair value of underlying ordinary shares:
The fair values of ordinary shares were determined based on the closing price in the market.
For the years ended December 31, 2019 and 2020, the share option movements were as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual years to expiry per share	Weighted average fair value at grant date	Weighted average intrinsic value per option	Aggregate intrinsic value
		US$		US$	US$	US$
Outstanding as of December 31, 2017	2,738,233	33.50	4.14 years

Exercised	(356,736)	1.65	2.77 years

Outstanding as of December 31, 2018	2,381,497	26.61	3.05 years

Exercised	(85,706)	0.50	1.21 years

Outstanding as of December 31, 2019	2,295,791	27.59	2.09 years

Granted	5,363,788	66.85	9.00 years
Forfeited	(13,750)	94.65	1.00 years
Exercised	(157,429)	0.84	0.33 years

Outstanding as of December 31, 2020	7,488,400	56.28	6.77 years

Non-vested as of December 31, 2020	5,377,538
Options vested and expected to vest as of December 31, 2020	7,488,400	56.28	6.77 years	37.55	84.27	631,047,468
Exercisable as of December 31, 2020	2,110,862	50.25	1.14 years	19.31	90.30	190,610,839
For the years ended December 31, 2018, 2019 and 2020, the Group recognized share-based payment expenses of RMB65,884, RMB65,165 and RMB317,503 in connection with the share options granted to key management and employees, respectively. The total fair value of shares vested during the years ended December 31, 2018, 2019 and 2020 was RMB122,864, RMB65,165 and RMB297,577, respectively.
As of December 31, 2020, there was RMB1,319,259 (2019: RMB67,474) unrecognized compensation cost related to unvested share options granted to key management and employees of the Group. The unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average period of 5 years on a straight-line basis schedule as of December 31, 2020.

(b)	Non-vested shares
During 2018, 2019 and 2020, a total of 1,102,576, 2,418,556 and 1,628,542 non-vested
shares were granted to executive officers, employees, members of Audit Committee and consultants of the Group under the 2012 and 2014 Plan, respectively.
Most of the
non-vested
shares granted have a vesting period of four years of employment services with the first one-fourth
vesting on the first anniversary from grant date, and the remaining three fourth vesting on a monthly basis over a three-year period ending on the fourth anniversary of the grant date.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

27.	Share-based payments (Continued)

(b)	Non-vested shares

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
For the years ended December 31, 2019 and 2020, the
non-vested
shares movement was as follows:

Non-vested shares outstanding
Outstanding as of December 31, 2018	2,923,502

Granted	2,418,556
Vested	(1,102,773)
Forfeited	(839,468)

Outstanding as of December 31, 2019	3,399,817

Granted	1,628,542
Vested	(1,481,693)
Forfeited	(554,973)

Outstanding as of December 31, 2020	2,991,693

The Group recognized compensation expense over the four year service periods on a straight-line basis, and applied a forfeiture rate of nil for key management for 2018, 2019 and 2020, while the forfeiture rate is 22% , 25% and 28% for employees for the years ended December 31, 2018, 2019 and 2020, respectively. The aggregate fair value of the restricted shares at grant dates was RMB527,552, RMB693,266 and RMB956,864 during the years ended December 31, 2018, 2019 and 2020 respectively. The fair values of non-vested
shares are measured at the respective fair values of the Company’s ordinary shares on the grant-dates.
For the years ended December 31, 2018, 2019 and 2020, the Group recognized share-based payment expenses of RMB605,326, RMB617,192 and RMB518,026 in connection with the non-vested
shares granted to employees, respectively.
As of December 31, 2020 there was RMB1,082,970 (2019: RMB998,075) unrecognized compensation cost related to non-vested
shares which is expected to be recognized over a weighted average vesting period of 3.15 years. The weighted average granted fair value per share of non-vested
shares granted during the years ended December 31, 2018, 2019 and 2020 was US$65.59 (approximately RMB478.47), US$41.43 (approximately RMB286.64) and US$87.13 (approximately RMB587.56) respectively.

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

In December 2019, 7.5% of the equity interest of the Shan Shan Outlets share options were granted to its executive officer under the Shan Shan Plan. In August 2020, 0.1484% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan.
The vesting period is generally 4 years where 62.5% will be vested on April 1, 2022 with the remaining to be vested ratably over the remaining vesting period.
No consideration will be transferred to the Group upon exercise, where Shan Shan Outlets shall repurchase the shares at a price determined based on Shan Shan Outlet’s
3-year-audited-average
net profit. Accordingly, the award is classified as a liability award with fair value recognized at each period end, and the difference is recognized in the general and administrative expenses. For the year ended December 31, 2019 and 2020, the Group recognized share-based payment expenses of RMB5,726 and RMB115,519 in connection with the share options granted.
The Group uses the Monte Carlo Simulation Mode (the “MC” model) to determine the estimated fair value for share- based compensation liability below with the assistance of an independent valuation firm as of December 31, 2019 and 2020.
The assumptions used in determining the fair value of the share-based awards as of December 31, 2019 and December 31, 2020 were as follows:

Assumptions	2019	2020
Expected dividend yield	0%	0%
Risk-free interest rate	2.53%~2.81%	2.72%~2.89%
Expected volatility	23.41%~24.02%	32.30%~33.90%
Total fair value of share-based awards	226,756	416,194
Notes:

(1)	Expected dividend yield:
The expected dividend yield was estimated by the Group based on Shan Shan Outlet’s dividend policy over the expected life of the awards.

(2)	Risk-free interest rate:
Risk-free interest rate was estimated based on the China Government Bonds with a maturity life equal to the time period of the simulation as of the valuation date.

(3)	Expected volatility:
The expected volatility was estimated based on the
3-year
average annualized volatility of comparable companies’ revenue.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

27.	Share-based payments (Continued)

(d)	Share based compensation expenses
For the years ended December 31, 2018, 2019 and 2020, share based compensation expenses have been included in the following balances on the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Fulfillment expenses	(73,151)	(112,683)	(100,486)
Marketing expenses	(41,063)	(35,038)	(16,534)
Technology and content expenses	(203,594)	(180,493)	(152,234)
General and administrative expenses	(353,402)	(359,869)	(681,794)

	(671,210)	(688,083)	(951,048)

28.	Segment information
Segment revenue and results
Before 2019, the Group has identified two major business segments, Vip.com segment and Internet finance. Due to the operational changes, the Group has determined it has four operating segments during the year ended December 31, 2019. Vip.com and Shan Shan Outlets have been identified as reportable segments while Internet finance and offline shop operating segments were aggregated as others. Given this change in the composition of the Group’s reportable segments, prior year segment information was restated to reflect the current reporting structure for the segments.
The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues
Vip.com	84,159,609	91,435,282	99,324,590
Shan Shan Outlets	—	245,817	1,151,331
Others	753,752	2,638,702	2,904,182
Inter-segment revenues (Note a)	(389,413)	(1,325,383)	(1,521,614)

Total net revenues	84,523,948	92,994,418	101,858,489
Income (loss) from operations
Vip.com	3,353,658	5,267,814	6,656,721
Shan Shan Outlets	—	6,255	187,499
Others	(215,459)	227,719	2,291
Unallocated expenses (Note b)	(717,086)	(728,414)	(986,425)

Total income from operations	2,421,113	4,773,374	5,860,086
Total other income	325,962	169,431	1,159,271

Income before income taxes and share of (loss) income of equity method investees	2,747,075	4,942,805	7,019,357

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

28.	Segment information (Continued)
Segment revenue and results (Continued)

Note:

(a)
Inter-segment revenues mainly consist of payment processing, financing services provided by the Internet finance business to Vip.com, promotion services provided by Vip.com to Internet finance business and internal procurement between offline shops and Vip.com.

(b)	Unallocated expenses include share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.
Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Total depreciation of property and equipment, net
Vip.com	715,087	771,049	672,957
Shan Shan Outlets	—	22,551	125,254
Others	55,203	36,768	171,872

	770,290	830,368	970,083

Interest income and expenses (included in the measurement of segment profit or loss):

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Interest income
Vip.com	232,494	167,550	313,183
Shan Shan Outlets	—	11,746	63,282
Others	36,946	54,765	72,552
Inter-segment interest income	(26,568)	(17,034)	—

	242,872	217,027	449,017

Interest expense
Vip.com	(103,504)	(42,424)	(61,850)
Shan Shan Outlets	—	(8,989)	(5,507)
Others	(82,808)	(51,625)	—
Inter-segment interest income	26,568	17,034	—

	(159,744)	(86,004)	(67,357)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net (loss) income of investments accounted under the equity method
Vip.com	(46,999)	(25,590)	(74,794)
Shan Shan Outlets	—	52,772	104,809

	(46,999)	27,182	30,015

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

28.	Segment information (Continued)
Segment revenue and results (Continued)

	Year ended December 31,
	2019	2020
	RMB	RMB
Total assets
Vip.com	37,727,525	44,087,467
Shan Shan Outlets	5,732,260	8,766,027
Others	5,122,893	6,087,320

	48,582,678	58,940,814

Investments in equity method investees
Vip.com	737,806	783,919
Shan Shan Outlets	2,375,146	1,165,868

	3,112,952	1,949,787

Total expenditure for additions of long-lived assets
Vip.com	3,260,978	1,449,632
Shan Shan Outlets	641,722	597,611
Others	374,973	224,652

	4,277,673	2,271,895

Product revenues relate to sales of apparel, shoes and bags and other products.
Other revenues relate to revenues from product promotion and online advertising, and commission fees charged to third-party merchants which the Group provides platform access for sales of their product, and revenues from logistic and warehouse services provided to vendors of the Group.

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Product revenues
Apparel	30,446,797	33,575,532	35,403,381
Shoes and bags	8,442,178	9,045,520	10,010,393
Cosmetics	11,700,310	14,645,878	14,879,902
Sportswear and sporting goods	5,699,740	7,333,523	10,648,291
Home goods and other lifestyle products	9,808,677	8,306,962	9,053,344
Toys, kids and baby	8,013,615	10,096,808	11,400,829
Other products	7,398,958	5,717,088	6,053,572
	81,510,275	88,721,311	97,449,712
Other revenues	3,013,673	4,273,107	4,408,777

Total net revenues	84,523,948	92,994,418	101,858,489

Geographic information
Substantially all revenues and long-lived assets of Group are derived from and located in the PRC.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

29.	Subsequent events
On March 30, 2021, the Company’s board of directors authorized a share repurchase program under which the Group may repurchase up to US$500 million of its Class A ordinary shares over the 24-month period upon the establishment of share repurchase program. The share repurchase program may be made in accordance with applicable rules and requirements through open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations .The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Group expects to fund the repurchases out of its existing cash balance. As of the date of this report, no shares had been repurchased.

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Statements of Income and Comprehensive Income
(All amounts in thousands)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(z)
General and administrative expenses	(694,847)	(31,240)	(12,625)	(1,935)
Other operating income	36,087	39,385	81,989	12,567

(Loss) income from operations	(658,760)	8,145	69,364	10,632
Interest expenses	(57,293)	(9,062)	—	—
Share of income (loss) of an equity method investee	1,642	(6,163)	(4,200)	(644)
Impairment loss on an equity method investee	—	—	(38,115)	(5,841)

Equity income of subsidiaries	2,843,198	4,023,912	5,879,908	901,135

Net income	2,128,787	4,016,832	5,906,957	905,282
Other comprehensive loss:
Foreign currency translation, net of tax of nil	(7,083)	(25,773)	(2,298)	(353)

Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	2,121,704	3,991,059	5,904,659	904,929

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Balance Sheets
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(z)
ASSETS
Cash and cash equivalents	44	62	10
Investment in an equity method investee	42,315	—	—
Investment in subsidiaries	16,643,391	23,358,829	3,579,897
Amount due from subsidiaries	5,146,414	5,278,056	808,897

TOTAL ASSETS	21,832,164	28,636,947	4,388,804

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	5,008	108,839	16,680
Deferred income	—	30,374	4,655

Total liabilities	5,008	139,213	21,335

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 117,584,362 and 119,223,484 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	76	77	12
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	11	11	2
Additional paid-in capital	9,959,497	10,816,185	1,657,653
Retained earnings	11,924,228	17,740,415	2,718,838
Accumulated other comprehensive loss	(56,656)	(58,954)	(9,036)

Total shareholders’ equity	21,827,156	28,497,734	4,367,469

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,832,164	28,636,947	4,388,804

VIPSHOP HOLDINGS LIMITED
Schedule I— Condensed Financial Information of the Parent Company
STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(z)
Cash flow from operating activities:
Net income	2,128,787	4,016,832	5,906,957	905,282
Adjustments to reconcile net income to net cash by operating activities:
Equity income of subsidiaries and variable interest entities	(2,843,198)	(4,023,912)	(5,879,908)	(901,135)
Share of results of an equity method investee	(1,642)	6,163	4,200	644
Impairment loss on an equity method investee	—	—	38,115	5,841
Share based compensation expenses	671,210	—	—	—
Changes in operating assets and liabilities:
Investment in subsidiaries	176,370	—	—	—
Accrued expenses and other current liabilities	(10,115)	(5,885)	107,631	16,494
Deferred income	—	—	30,374	4,655

Net cash generated from (used in) operating activities	121,412	(6,802)	207,369	31,781

Cash flows from investing activities:
(Loan to) repayment from subsidiaries	(452,366)	4,227,181	(208,250)	(31,915)

Net cash (used in) provided by investing activities	(452,366)	4,227,181	(208,250)	(31,915)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of share options	3,947	297	895	137
Redemption of convertible senior notes	—	(4,220,841)	—	—

Net cash provided by (used in) financing activities	3,947	(4,220,544)	895	137

Effect of exchange rate changes on cash and cash equivalents	(95)	(3)	4	1

Net (decrease) increase in cash and cash equivalents	(327,102)	(168)	18	4
Cash and cash equivalents at beginning of the period	327,314	212	44	6

Cash and cash equivalents at end of the period	212	44	62	10

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
As of December 31, 2020, RMB8,077,638 of the restricted capital and reserves are not available for distribution respectively, and as such, the condensed financial information of Vipshop Holdings Limited (“Parent Company”) has been presented. Relevant PRC laws and regulations also restrict the subsidiaries in PRC, the VIEs and VIEs’ subsidiaries from transferring a portion of their net assets to the Parent Company in the form of loans and advances or cash dividends.
During each of the three years in the period ended December 31, 2020, no cash dividend was declared and paid by the Parent Company.
As of December 31, 2020, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Parent Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.
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