Form 20-F
period 2021-12-31
Vipshop Holdings Ltd
filed 2022-04-27
CIK 1529192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
David Cui, Chief Financial Officer
Vipshop Holdings Limited
128 Dingxin Road
Haizhu District, Guangzhou 510220
People’s Republic of China
Telephone: +86 (20) 2233-0025
Facsimile: +86 (20) 2233-0111
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing 0.2 Class A ordinary shares, par value US$0.0001 per share	VIPS	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 120,232,895 Class A ordinary shares, par value US$0.0001 per share, and 15,560,358 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2021.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
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

•
“GMV” refers to gross merchandise value, the total Renminbi value of all products and services sold through our online sales business, online marketplace platform, offline stores, Shan Shan Outlets, and city outlets during the relevant period, including our websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores, Vipmaxx offline stores (since 2019), Shan Shan Outlets (since we acquired it in July 2019), and the city outlet in Hefei, Anhui province that is operated by us (since 2020), which were fulfilled by either our company or our third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, we do not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment
and only included orders that left our or other third-party vendors’ warehouses;

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
Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.3726 to US$1.00, which was the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

FORWARD-LOOKING INFORMATION
This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those included in “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include without limitation statements relating to:

•	our goals and strategies,

•	our future business development, financial condition, and results of operations,

•	the expected growth of the online discount retail market in China,

•	our ability to attract customers and brand partners and further enhance our brand recognition,

•	our expectations regarding demand for and market acceptance of our products and services,

•	competition in our industry,

•	relevant government policies and regulations relating to our industry,

•	fluctuations in general economic and business conditions in China and globally, and

•	assumptions underlying or related to any of the foregoing.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
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
You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
Our Holding Company Structure and Contractual Arrangements with Our Consolidated Affiliated Entities
Vipshop Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) our consolidated affiliated entities and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing and mobile application distribution businesses, and internet-based audio and video services. Accordingly, we operate these businesses in China through our consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their nominee shareholders to control the business operations of our consolidated affiliated entities and their subsidiaries. Revenues contributed by our consolidated affiliated entities accounted for 3.9%, 2.3%, and 2.6% of our total net revenues in 2019, 2020, and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Vipshop Holdings Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to (i) Guangzhou Vipshop
E-Commerce
Co., Ltd., or Vipshop
E-Commerce,
which currently holds the primary licenses necessary to conduct the internet-related operations of our Vipshop Online Platform in China, (ii) Guangzhou Vipshop Information Technology Co., Ltd., or Vipshop Information, and (iii) Pin Jun Tong Enterprise Management & Consulting Co., Ltd., or Pin Jun Tong. Investors in our ADSs are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entity as of the date of this annual report:

Notes:
(1)
Shareholders of Vipshop
E-Commerce
include our
co-founders
and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 66.7% and 33.3% of the total equity interests in Vipshop
E-Commerce,
respectively.

(2)	A consolidated affiliated entity primarily engaged in operating e-commerce platform.
(3)	A subsidiary primarily engaged in warehousing, logistics, product procurement, research and development, technology development, and consulting businesses.
(4)	A subsidiary primarily engaged in product procurement business.
(5)	Subsidiaries primarily engaged in retail businesses and warehousing services in the cities of Jianyang, and Zhaoqing, and the regions around them.
(6)	A subsidiary primarily engaged in software development and information technology support.
(7)	A subsidiary primarily engaged in supplier chain services.
A series of contractual agreements, including equity interest pledge agreements, exclusive option agreements, powers of attorney, exclusive business cooperation agreements, and loan agreements, have been entered into by and among our PRC subsidiaries, our consolidated affiliated entities, and their respective shareholders. Terms contained in each set of contractual arrangements with our consolidated affiliated entities and their respective shareholders are substantially similar. As a result of these contractual arrangements, we have effective control over and are considered the primary beneficiary of our consolidated affiliated entities, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements Relating to Our Consolidated Affiliated Entities.”
However, contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities and their subsidiaries and we may incur substantial costs in enforcing the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate

Structure—We rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If our consolidated affiliated entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of our significant consolidated affiliated entity have potential conflict of interest with us, which may adversely affect our business.”
There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our consolidated affiliated entities and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of our consolidated affiliated entities is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required licenses, permits, registrations, or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the newly enacted PRC Foreign Investment Law.”
Our corporate structure is subject to risks associated with our contractual arrangements with our consolidated affiliated entities. If the PRC government deems these contractual arrangements to be not in compliance with PRC laws or regulations, including those on foreign investment in the relevant industries, or if these laws or regulations or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries, and investors of our company face uncertainty with respect to potential actions that may be taken by the PRC government which could affect the enforceability of the contractual arrangements we have with our consolidated affiliated entities and, consequently, significantly affect the financial performance of our consolidated affiliated entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”
Our China Operations
We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity, data security and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China.”
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including
e-commerce
business.”
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the local authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate our auditors, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China, including, among others, VAT Licenses, Food Operating Permit, Internet Drug Information Service Qualification Certificate, Payment Business License, Network Cultural Business License, and Record-Filing of a Customs Declaration Entity.
Given the uncertainties of interpretation and implementation of the relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, registrations, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including
e-commerce
business,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If our PRC subsidiaries and consolidated affiliated entities fail to obtain and maintain the requisite assets, licenses, and approvals required under PRC laws, our business, financial condition, and results of operations may be materially and adversely affected.”
Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we believe that we, our PRC subsidiaries, and our consolidated affiliated entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were not denied such requisite permissions by any PRC authority.
However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by and foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
Cash and Asset Flows Through Our Organization
Vipshop Holdings Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Vipshop Holdings Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our consolidated affiliated entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Vipshop Holdings Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Vipshop Holdings Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries and consolidated affiliated entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”
Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership. As of December 31, 2019, 2020, and 2021, the total amount of such restriction to which our PRC subsidiaries and consolidated affiliated entities and their subsidiaries are subject was RMB10.36 billion, RMB11.03 billion, and RMB12.15 billion (US$1.91 billion). For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.”
Under PRC laws, Vipshop Holdings Limited may fund our PRC subsidiaries only through capital contributions or loans, and fund our consolidated affiliated entities or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. Please see “Item 3. Key Information—Financial Information Relating to Our Consolidated Affiliated Entities” for services provided, cash flows or transfer of other assets between our company, our subsidiaries and our consolidated affiliated entities during the three years ended December 31, 2019, 2020, and 2021.
Vipshop Holdings Limited has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial

Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”
Financial Information Relating to Our Consolidated Affiliated Entities
The following tables present the condensed consolidating schedules for our consolidated affiliated entities and other entities for the years and as of the dates indicated.
Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	Parent Company	Subsidiaries	Consolidated affiliated entities	Eliminations (1)	Consolidated Total
	RMB
	(In thousands)
Net revenues	—	114,813,941	7,424,952	(5,179,215)	117,059,678
Share of gain from subsidiaries and consolidated affiliated entities	4,686,284	—	—	(4,686,284)	—
Net income	4,681,073	4,307,382	390,703	(4,686,284)	4,692,874
Comprehensive income	4,651,428	4,307,382	390,703	(4,686,284)	4,663,229

	For the Year Ended December 31, 2020
	Parent Company	Subsidiaries	Consolidated affiliated entities	Eliminations (1)	Consolidated Total
	RMB
	(In thousands)
Net revenues	—	99,970,674	6,129,008	(4,241,193)	101,858,489
Share of gain from subsidiaries and consolidated affiliated entities	5,879,908	—	—	(5,879,908)	—
Net income(loss)	5,906,957	5,923,652	(31,345)	(5,879,908)	5,919,356
Comprehensive income(loss)	5,904,659	5,923,652	(31,345)	(5,879,908)	5,917,058

	For the Year Ended December 31, 2019
	Parent Company	Subsidiaries	Consolidated affiliated entities	Eliminations (1)	Consolidated Total
	RMB
	(In thousands)
Net revenues	—	90,214,137	10,718,848	(7,938,567)	92,994,418
Share of gain from subsidiaries and consolidated affiliated entities	4,023,912	—	—	(4,023,912)	—
Net income(loss)	4,016,832	4,052,429	(58,916)	(4,023,912)	3,986,433
Comprehensive income(loss)	3,991,059	4,052,429	(58,916)	(4,023,912)	3,960,660

Notes:
(1)
The elimination mainly represents the intercompany service fee for technology services provide by our subsidiaries to consolidated affiliated entities and services rendered related to marketing activities provide by consolidated affiliated entities to our subsidiaries.

Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Parent company	Subsidiaries	Consolidated affiliated entities	Eliminations	Consolidated Total
	RMB

	(In thousands)
Cash and cash equivalents	337	14,877,689	1,419,384	—	16,297,410
Restricted cash	—	29,457	844,402	—	873,859
Short-term investments	—	4,589,804	791,814	—	5,381,618
Amounts due from related parties, net	—	636,856	969	—	637,825
Account and other receivables and prepayments, net	—	2,151,657	634,337	—	2,785,994
Amount due from group companies	3,812,267	361,955	2,268,780	(6,443,002)	—
Loan receivables, net	—	131	—	—	131
Inventories	—	6,861,615	3,493	—	6,865,108
Property and equipment, net	—	14,310,297	66,415	—	14,376,712
Deposits for property and equipment	—	362,889	19,232	—	382,121
Land use rights, net	—	6,612,165	—	—	6,612,165
Intangible assets, net	—	—	320,943	—	320,943
Investments in equity method investees	—	1,657,588	819,280	—	2,476,868
Other investments	—	1,980,772	502,139	—	2,482,911
Investment in subsidiaries and consolidated affiliated entities	28,904,332	—	—	(28,904,332)	—
Other long-term assets	—	67,795	228,571	—	296,366
Goodwill	—	575,874	13,291	—	589,165
Deferred tax assets, net	—	669,727	90,296	—	760,023
Right-of-use assets, net	—	1,144,794	3,528	—	1,148,322

Total assets	32,716,936	56,891,065	8,026,874	(35,347,334)	62,287,541

Amount due to group companies	—	(6,081,047)	(361,955)	6,443,002	—
Other liabilities	(84,038)	(24,977,489)	(3,397,698)	—	(28,459,225)

Total liabilities	(84,038)	(31,058,536)	(3,759,653)	6,443,002	(28,459,225)

Shareholders’ equity	(32,632,898)	(25,832,529)	(4,267,221)	28,904,332	(33,828,316)

	As of December 31, 2020
	Parent company	Subsidiaries	Consolidated affiliated entities	Eliminations	Consolidated Total
	RMB

	(In thousands)
Cash and cash equivalents	62	11,056,594	938,759	—	11,995,415
Restricted cash	—	58,937	756,969	—	815,906
Short-term investments	—	6,276,753	1,051,966	—	7,328,719
Amounts due from related parties, net	—	327,524	6,015	—	333,539
Account and other receivables and prepayments, net	—	2,046,464	574,424	—	2,620,888
Amount due from group companies	5,278,056	82,820	2,538,951	(7,899,827)	—
Loan receivables, net	—	27,258	—	—	27,258
Inventories	—	7,642,504	5	—	7,642,509

	As of December 31, 2020
	Parent company	Subsidiaries	Consolidated affiliated entities	Eliminations	Consolidated Total
	RMB

	(In thousands)
Assets held for sale	—	408,748	—	—	408,748
Property and equipment, net	—	13,506,162	78,297	—	13,584,459
Deposits for property and equipment	—	73,576	142	—	73,718
Land use rights, net	—	6,062,792	—	—	6,062,792
Intangible assets, net	—	11,960	321,062	—	333,022
Investments in equity method investees	—	1,531,688	418,099	—	1,949,787
Other investments	—	2,310,286	550,748	—	2,861,034
Investment in subsidiaries and consolidated affiliated entities	23,358,829	—	—	(23,358,829)	—
Other long-term assets	—	100,328	—	—	100,328
Goodwill	—	575,874	17,788	—	593,662
Deferred tax assets, net	—	555,813	72,454	—	628,267
Right-of-use assets, net	—	1,575,442	5,321	—	1,580,763

Total assets	28,636,947	54,231,523	7,331,000	(31,258,656)	58,940,814

Amount due to group companies	—	(7,817,007)	(82,820)	7,899,827	—
Other liabilities	(139,213)	(26,044,150)	(3,371,662)	—	(29,555,025)

Total liabilities	(139,213)	(33,861,157)	(3,454,482)	7,899,827	(29,555,025)

Shareholders’ equity	(28,497,734)	(20,370,366)	(3,876,518)	23,358,829	(29,385,789)

Condensed Consolidated Cash Flow Information

	For the Year Ended December 31, 2021
	Parent Company	Subsidiaries	Consolidated affiliated entities	Eliminations	Consolidated Total
	RMB
	(In thousands)
Net cash (used in) provided by operating activities	(58,465)	5,828,476	974,633	—	6,744,644

Loans to group companies (1)	—	—	(3,808,295)	3,808,295	—
Repayments from Group Companies (1)	—	1,610	3,740,203	(3,741,813)	—
Change in amount due from group companies	1,577,719	—	—	(1,577,719)	—
Other investing activities	—	(1,996,991)	(329,498)	—	(2,326,489)

Net cash provided by (used in) investing activities	1,577,719	(1,995,381)	(397,590)	(1,511,237)	(2,326,489)

Borrowings under loan from group companies (1)	—	3,808,295	—	(3,808,295)	—
Repayment to group companies (1)	—	(3,740,203)	(1,610)	3,741,813	—
Change in amount due to ultimate holding company	—	(1,577,719)	—	1,577,719	—
Other financing activities	(1,518,984)	1,467,570	(7,374)	—	(58,788)

Net cash (used in) provided by financing activities	(1,518,984)	(42,057)	(8,984)	1,511,237	(58,788)

	For the Year Ended December 31, 2020
	Parent Company	Subsidiaries	Consolidated affiliated entities	Eliminations	Consolidated Total
	RMB
	(In thousands)
Net cash provided by operating activities	207,369	10,705,695	907,380	—	11,820,444

Loans to group companies (1)	—	(1,610)	(3,314,960)	3,316,570	—
Repayments from group companies (1)	—	—	1,692,521	(1,692,521)	—
Purchases of property and equipment from group companies (2)	—	(91,075)	—	91,075	—
Proceeds from disposal of property and equipment to group companies (2)	—	—	91,075	(91,075)	—
Change in amount due from group companies	(208,250)	—	—	208,250	—
Other investing activities	—	(7,938,657)	1,243,614	—	(6,695,043)

Net cash used in investing activities	(208,250)	(8,031,342)	(287,750)	1,832,299	(6,695,043)

Borrowings under loan from group companies (1)	—	3,314,960	1,610	(3,316,570)	—
Repayment to group companies (1)	—	(1,692,521)	—	1,692,521	—
Change in amount due to ultimate holding company	—	208,250	—	(208,250)	—
Other financing activities	895	(21,734)	—	—	(20,839)

Net cash provided by financing activities	895	1,808,955	1,610	(1,832,299)	(20,839)

	For the Year Ended December 31, 2019
	Parent Company	Subsidiaries	Consolidated affiliated entities	Eliminations	Consolidated Total
	RMB
	(In thousands)
Net cash (used in) provided by operating activities	(6,802)	6,531,775	5,765,210	—	12,290,183

Loans to group companies (1)	—	—	(7,865,818)	(7,865,818)	—
Repayments from group companies (1)	—	—	17,704,940	(17,704,940)	—
Change in amount due from group companies	4,227,181	—	—	(4,227,181)	—
Other investing activities	—	(6,034,439)	(2,206,121)	—	(8,240,560)

Net cash provided by (used in) investing activities	4,227,181	(6,034,439)	7,633,001	(14,066,303)	(8,240,560)

Borrowings under loan from group companies (1)	—	7,865,818	—	(7,865,818)	—
Repayment to group companies (1)	—	(17,704,940)	—	17,704,940	—
Change in amount due to ultimate holding company	—	(4,227,181)	—	4,227,181	—
Other financing activities	(4,220,544)	(2,023,031)	(13,125)	—	(6,256,700)

Net cash (used in) financing activities	(4,220,544)	(16,089,334)	(13,125)	14,066,303	(6,256,700)

Notes:
(1)
For the years ended December 31, 2019 and 2020, and 2021, an aggregate amount of RMB7.87 billion, RMB3.31 billion and RMB3.81 billion (US$597.6 million) was provided by consolidated affiliated entities to our subsidiaries in the form of intercompany loan, respectively, an aggregate amount of RMB17.70 billion, RMB1.69 billion and RMB3.74 billion (US$586.9 million) was provided by our subsidiaries to consolidated affiliated entities in the form of repayment of intercompany loan, respectively.

(2)	For the year ended December 31, 2019 and 2020, and 2021, nil, RMB91.1 million and nil was provided by our subsidiaries to consolidated affiliated entities for purchase of property and equipment.

A.	[Reserved]
Selected Consolidated Financial Data
The following selected consolidated statements of income data for the years ended December 31, 2019, 2020, and 2021 and the selected consolidated balance sheets data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
Our historical results are not necessarily indicative of results expected for any future periods. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
Our selected consolidated statements of income data for the years ended December 31, 2017, and 2018 and our selected consolidated balance sheets data as of December 31, 2017, 2018, and 2019 have been derived from our audited consolidated financial statements not included in this annual report.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except number of shares, and per share and per ADS data)
Selected Consolidated Statements of Income Data:
Product revenues	71,171,653	81,510,275	88,721,311	97,449,712	111,256,902	17,458,636
Other revenues	1,740,660	3,013,673	4,273,107	4,408,777	5,802,776	910,582

Total net revenues	72,912,313	84,523,948	92,994,418	101,858,489	117,059,678	18,369,218
Cost of revenues (1)	(56,618,471)	(67,454,981)	(72,314,190)	(80,573,181)	(93,953,121)	(14,743,295)

Gross profit	16,293,842	17,068,967	20,680,228	21,285,308	23,106,557	3,625,923
Operating expenses (2)
—Fulfillment expenses (3)	(6,899,654)	(7,489,393)	(7,317,706)	(6,878,991)	(7,652,504)	(1,200,845)
—Marketing expenses	(2,978,621)	(3,240,450)	(3,323,927)	(4,284,274)	(5,089,213)	(798,609)
—Technology and content expenses	(1,808,452)	(2,000,894)	(1,568,107)	(1,221,264)	(1,517,307)	(238,099)
—General and administrative expenses	(2,447,724)	(2,674,179)	(4,064,264)	(3,748,548)	(4,189,690)	(657,454)
—Goodwill impairment loss	—	—	(278,263)	—	—	—

Total operating expenses	(14,134,451)	(15,404,916)	(16,552,267)	(16,133,077)	(18,448,714)	(2,895,007)
Other operating income	531,055	757,062	645,413	707,855	924,579	145,087

Income from operations	2,690,446	2,421,113	4,773,374	5,860,086	5,582,422	876,003

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares, and per share and per ADS data)
Income before income taxes and share of income of equity method investees	2,540,853	2,747,075	4,942,805	7,019,357	5,873,275	921,645
Income tax expenses	(626,140)	(566,604)	(983,554)	(1,130,016)	(1,222,704)	(191,869)
Share of (loss)/income of equity method investees	(22,280)	(46,999)	27,182	30,015	42,303	6,638

Net income	1,892,433	2,133,472	3,986,433	5,919,356	4,692,874	736,414

Net (income)/loss attributable to non-controlling interests	57,222	(4,685)	30,399	(12,399)	(11,801)	(1,852)
Net income attributable to our shareholders	1,949,655	2,128,787	4,016,832	5,906,957	4,681,073	734,562

Shares used in calculating earnings per share
Class A and Class B ordinary shares:
—Basic	117,554,229	132,266,157	133,524,129	135,077,790	136,175,112	136,175,112
—Diluted	125,715,833	140,083,610	136,081,415	138,036,010	138,745,022	138,745,022
Net earnings per Class A and Class B ordinary share
Net income attributable to our shareholders—Basic	16.59	16.09	30.08	43.73	34.38	5.39
Net income attributable to our shareholders—Diluted	15.94	15.61	29.58	42.79	33.74	5.29
Net earnings per ADS (1 Class A ordinary share equals 5 ADSs)
—Basic	3.32	3.22	6.02	8.75	6.88	1.08
—Diluted	3.19	3.12	5.92	8.56	6.75	1.06

Notes:
(1)
Excludes shipping and handling expenses, and includes inventory write-down that amounted to RMB206.7 million, RM440.8 million, RMB347.5 million, RMB554.9 million, and RMB35.3 million (US$5.5 million) for the years ended December 31, 2017, 2018, 2019, 2020, and 2021, respectively.

(2)	Include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	(73,235)	(73,151)	(112,683)	(100,486)	(88,985)	(13,964)
Marketing expenses	(40,364)	(41,063)	(35,038)	(16,534)	(26,834)	(4,211)
Technology and content expenses	(206,073)	(203,594)	(180,493)	(152,234)	(252,730)	(39,659)
General and administrative expenses	(347,426)	(353,402)	(359,869)	(681,794)	(641,464)	(100,660)

Total	(667,098)	(671,210)	(688,083)	(951,048)	(1,010,013)	(158,494)

(3)
Include shipping and handling expenses, which amounted to RMB3.83 billion, RMB4.50 billion, RMB4.63 billion, RMB4.51 billion, and RMB5.24 billion (US$822.1 million) for the years ended December 31, 2017, 2018, 2019, 2020, and 2021, respectively.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash, cash equivalents and restricted cash	10,221,992	10,038,472	7,719,285	12,811,321	17,171,269	2,694,547
Total current assets	25,916,138	27,325,637	23,028,041	31,172,982	32,841,945	5,153,618
Total assets	37,982,820	43,562,663	48,582,678	58,940,814	62,287,541	9,774,275
Total liabilities	23,732,244	26,351,870	26,332,981	29,555,025	28,459,225	4,465,875
Total shareholders’ equity	14,250,576	17,1210,793	22,249,697	29,385,789	33,828,316	5,308,400

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
An investment in our ADSs involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”
Risks Relating to Our Business and Industry

•	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

•
If we are unable to offer branded products at attractive prices to meet customer needs and preferences, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition, and results of operations may be materially and adversely affected.

•	Our business and results of operations may be materially and adversely affected if we are unable to maintain our customer experience or provide high-quality customer service.

•	Any harm to our brand or failure to maintain our reputation may materially and adversely affect our business and growth prospects.

•	Our business, financial condition, and results of operations have been and may continue to be adversely affected by the COVID-19 pandemic.

•
If we fail to manage our relationships with, or otherwise fail to procure products at favorable terms from, our existing brand partners, or if we fail to attract new brand partners, our business and growth prospects may suffer.

•
We primarily rely on third-party delivery companies for our product order fulfillment, and if these third-party delivery companies fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

•	If we do not compete effectively against existing or new competitors, we may lose market share and customers.

•	We had incurred net losses and experienced negative cash flow from operating activities in historical periods and may incur net losses in the future.

•	We may suffer losses if we are unable to effectively manage our inventory.

•	If we are subject to higher than expected product return rates, our business, financial condition, and results of operations may be materially and adversely affected.

•	We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms.

•	Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.
Risks Relating to Our Corporate Structure

•
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

•
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

•	The shareholders of our significant consolidated affiliated entity have potential conflict of interest with us, which may adversely affect our business.
Risks Relating to Doing Business in China

•	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•	The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate our auditors, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

•	We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business.
Risks Relating to Our Ordinary Shares and ADSs

•	The market price for our ADSs has fluctuated and may be volatile.

•
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
In addition, we seek to expand into the offline retail business to supplement our online business and have for this purpose acquired control in various entities in the past years, including Shan Shan Commercial Group Co., Ltd., or Shan Shan Outlets, a leading player in the offline outlet management industry in China, Shanjing business management Co., Ltd., Harbin Shan Shan Chunxiaqiudong Properties Co., Ltd, Guiyang Shan Shan Guangda Outlets Plaza Co., Ltd., and Xuzhou Shan Shan Outlets Business Management Co., Ltd. We also operate offline retail stores under our own Vipshop brand to expand sales channel and clear our inventories more effectively. As of December 31, 2021, we had 261 Vipshop offline stores, 292 Vipmaxx offline stores, and three city outlets. We cannot assure you that we will be able to compete successfully with existing offline competitors, including, among others, traditional offline malls that have accumulated considerable customer base and offline stores of other reputable online retailers. We may lack sufficient experience in or capabilities for offline operations, including offline store management. We may not be able to locate desirable sites for our stores. Operating offline stores requires considerable capital and personnel, and we may not be able to generate profits from our offline business to cover the relevant cost within a short period of time. The occurrence of any of the above may adversely affect our business, prospects, financial condition, and results of operations.
Furthermore, we have participated in the internet finance sector for a few years. Starting from 2019, we have scaled back our internet finance business, which currently serves as a supporting function for our core online retail business. We primarily cooperate with banks and third-party consumer financing companies to provide consumer loans to our customers, and charge the banks and third-party consumer financing companies channel fees at certain percentages of the loan amounts.
See “—We have limited experience in operating an internet finance business, and exposure to credit risks or significant deterioration in the asset quality of our internet finance business may materially and adversely affect our business, financial condition, and results of operations.” and “Item 4.B. Information on the Company—Business Overview—Our Product and Service Offerings—Other Services.”
All of these endeavors involve risks. We cannot assure you that we will successfully execute these expansion plans and strategies. We may not be able to acquire financial or managerial resources needed for our business growth in a timely and cost-efficient manner, or at all. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may materially and adversely affect our business and prospects.
If we are unable to offer branded products at attractive prices to meet customer needs and preferences, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition, and results of operations may be materially and adversely affected.
Our future growth depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences have historically affected, and will continue to affect, the online retail industry. Consequently, we must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers. As we implement our strategy to offer a curated selection of discounted products desired by our customers, we expect to face additional challenges in the selection of products and services. Our ability to offer suitable products catering to consumers’ needs depends on the effectiveness of our merchandising team to secure branded products of high quality and competitive price as well as the capability of our IT system to collect and provide accurate and reliable information on consumer interests.
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
We believe that the recognition and reputation of our brand among our customers and brand partners have significantly contributed to the growth of our business. Maintaining and enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and, if not properly managed, may negatively impact our brand and reputation. These factors include our ability to:

•	provide satisfactory user experience as consumer preferences evolve and as we expand into new product and service categories;

•	offer desirable branded merchandises at appealing discounts on a daily basis;

•	increase brand awareness among existing and potential customers through various marketing and promotional activities and word-of-mouth referrals;

•	maintain the popularity, attractiveness, and quality of the products and services that we offer;

•	maintain the efficiency, reliability, and quality of our fulfillment services; and

•	preserve our reputation and goodwill in the event of any negative media publicity on internet security, product quality, or authenticity issues affecting us or other online retail businesses in China.
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
COVID-19
pandemic.
The
COVID-19
pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. The
COVID-19
pandemic has resulted in quarantines, travel restrictions, and the temporary closure of business venues and facilities in China from time to time since 2020.
Our operations generally normalized in 2021 despite sporadic outbreaks of
COVID-19
infections in China. In the first half of 2021, we saw a rebound in our sales and profits as benchmarked against the same period in 2020 where our sales and profits were severely hit by nationwide measures implemented by the PRC government to contain the spread of the
COVID-19
pandemic. However, the Chinese economy slowed down in the second half of 2021 partially due to the resurgence of
COVID-19
infections in some provinces and the emergence of the new Omicron variant globally, which led to weakened consumer demand and spending, especially in terms of discretionary items. In addition, the global spread of
COVID-19
has also affected our overseas suppliers. The global spread of
COVID-19
in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations will depend on future developments, especially the effectiveness of the global containment of the
COVID-19
pandemic, which are highly uncertain and cannot be predicted.
Since March 2022, with the new Omicron variant spreading rapidly in certain parts of China, many of the social restrictions and quarantine measures have been reintroduced and tightened, and some of the warehousing and logistics networks have experienced substantial disruptions or delays. Our results of operations may be adversely affected to the extent that
COVID-19
pandemic continues to affect the Chinese economy in general or the re-imposition
of regional quarantine measures as a result of newly discovered
COVID-19
cases. We are unable to predict the duration and severity of the
COVID-19
pandemic, the responses thereto, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, and the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented. We cannot assure you that the
COVID-19
pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If the
COVID-19
pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.
If we fail to manage our relationships with, or otherwise fail to procure products at favorable terms from, our existing brand partners, or if we fail to attract new brand partners, our business and growth prospects may suffer.
We source our products from both domestic and international brand partners. As of December 31, 2019, 2020, and 2021, we worked with over 18,000, 21,000, and 25,000 brand partners, respectively. We depend significantly on our ability to source products from brand partners on favorable pricing terms, typically at a substantial discount to the original sales price. However, our agreements do not ensure the long-term availability of merchandise or the continuation of any particular pricing practices. We cannot assure you that our current brand partners will continue to sell products to us on commercially acceptable terms, or at all. In the event that we are not able to purchase merchandise on favorable pricing terms, our revenues, profit margin, and earnings may be materially and adversely affected. Our brand partners primarily include brand owners, and to a lesser extent, brand distributors and resellers. If any brand distributor or reseller fails to obtain or maintain appropriate authorization from the relevant brand owner to sell certain products to us, such brand distributor or reseller may cease selling such products to us at any time, which may adversely affect our business and revenues. Furthermore, although we, as an online distributor, are not directly responsible to obtain customs clearance or other relevant permits for the sale of products imported by our brand partners, we are required under the relevant PRC laws to check whether our brand partners who import such products have obtained the requisite import-related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. If any of our brand partners fails to pay the required import tariffs, fails to obtain clearance from the customs or inspection and quarantine bureaus, or fails to meet the product labeling or other mandatory specification requirements, and sells such imported products to us, we may be subject to fines, suspension of business, and confiscation of unlawfully sold products and the proceeds from such sales, depending on the nature and gravity of such liabilities.
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
Interruptions to or failures in delivery services could prevent the timely or proper delivery of our products. These interruptions may be due to events that are beyond our control or the control of our third-party delivery partners, such as inclement weather, natural disasters, transportation interruptions, or labor unrest or shortage. Moreover, if these third-party delivery companies fail to comply with applicable rules and regulations in China, reputation of our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all, to replace such third-party delivery companies to the extent necessary. In anticipation of intensified competition in the future, we may need to require further shortened delivery time at increasing fulfillment expenses. Delivery of our products could also be affected or interrupted by merger, acquisition, insolvency, or government shut-down of the third-party delivery companies we engage to make deliveries. If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

If we do not compete effectively against existing or new competitors, we may lose market share and customers.
The online discount retail market is rapidly evolving and competitive. Our primary competitors include pure-play online discount retailers, other online discount retailers, and new forms of e-commerce such as live streaming platforms in China. We compete with others based on a number of factors, including:

•	ability to identify products in demand among consumers and source these products on favorable terms from brand suppliers;

•	focus on and expertise in apparel-related categories;

•	ability to offer a curated selection of products catering to consumer preferences;

•	pricing advantage due to our discount retail model;

•	breadth and quality of product and service offerings;

•	platform features;

•	customer service and fulfillment capabilities; and

•	solid reputation among consumers and brands.
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
We recorded RMB347.5 million, RMB554.9 million, and RMB35.3 (US$5.5 million) in inventory write-down
for the years ended December 31, 2019, 2020, and 2021, respectively. Such write-downs primarily reflected the estimated net realizable value of damaged or obsolete inventory.
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
Purchases of apparel, fashion accessories, and other items over the internet may be subject to higher return rates than merchandise sold at physical stores. In order to accommodate our customers and to overcome any hesitance that they may have in shopping with us, we currently implement a unified seven-day
product return policy for purchases via our Vipshop Online Platform and refund our customers if they refuse to accept the delivery, which also constitutes a product return. Our product return rates remained stable from 2013 to 2017, and slightly increased from 2018 to 2021 due to the repositioning of our business focus towards the apparel category since 2018 and the implementation of our new Super VIP Membership program in 2018, which offers free shipping and free return for its paid members. If we are unable to efficiently manage our product return rates within an appropriate range relative to our sales volume, or if our product return rates increase or are higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rates for such products increase significantly, we may experience an increase in our inventory balance, inventory impairment, and fulfillment costs, which may materially and adversely affect our working capital. As a result, our business, financial condition, and results of operations may be materially and adversely affected.
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
Our servers may be vulnerable to computer viruses, user traffic boom that exceeds the capacity of our servers, physical or electronic break-ins,
and other disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data, or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We did not have material system failure in 2021.
Additionally, we intend to continue using our available cash and financing options to upgrade and improve our IT systems and cybersecurity to support our business growth. For the year ended December 31, 2019, 2020, and 2021, we spent RMB126.7 million, RMB37.0 million, and RMB295.6 million (US$46.4 million) to maintain our IT and cybersecurity protections. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future IT systems do not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn, could materially and adversely affect our business, financial condition, and results of operations.
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
Currently, we accept payments through our own Vipshop Payment service and other third-party online payment service providers, such as WeChat Pay and Alipay. In the year ended December 31, 2019, 2020, and 2021, approximately 97%, 100%, and 100% of our total online orders were collected through online payment services, of which WeChat Pay was used to process a significant portion of our total orders, and our Vipshop Payment service was used to process a meaningful portion of our total orders. In all these online payment transactions, secured transmission of confidential information such as customers’ credit card numbers and personal information over public networks is essential to maintain consumer confidence.
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
Our business, financial condition, and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. The retail industry, including the online retail sector, is highly sensitive to general economic changes. Although our discount retail business is typically counter-cyclical, online purchases tend to decline significantly during recessionary periods and approximately 98%, 97%, and 97% of our total net revenue is derived from online retail sales, which is total net revenue exclusive of net revenue from Shan Shan Outlets, offline stores and city outlets in China in 2019, 2020, and 2021. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies, and global pandemics such as the
COVID-19
can adversely affect consumer confidence and spending. The domestic and international political environments, including military conflicts and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our business, financial condition, and results of operations.
We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms.
We have been and may continue to be subject to allegations that some of the items sold on our platforms are counterfeit or unauthorized from the relevant brand owners. As of December 31, 2019, 2020, and 2021, we worked with over 18,000, 21,000, and 25,000 brand partners, respectively, via our Vipshop Online Platform. We cannot assure you that measures we have adopted in the course of sourcing such products to ensure their authenticity or authorization and to minimize potential liability of infringing third parties’ rights will be effective. Any inadvertent sales of counterfeit, non-authentic
or unauthorized items, or public perception of such incidents, could harm our reputation, impair our ability to attract and retain customers, and cause us to incur additional costs to respond to any incident of this nature. If counterfeit products, unauthorized products, or products, images, logos, or any other information that otherwise infringe third parties’ rights are sold or posted on our platform, we could also face infringement claims. We have occasionally received claims alleging our infringement of third-party rights and, depending on the circumstances, have incurred significant settlement expenses. We cannot assure you that in the future, we will not be required to allocate significant resources and incur material expenses regarding such claims. We may need to pay substantial amount of compensation to settle similar claims without involving in any legal proceedings, and could be required to pay substantial damages or to refrain from the sale of relevant products in the event that a claimant prevails in any proceedings against us. Forms of potential liabilities under PRC law if we negligently participated or assisted in infringing activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, and administrative penalties. Moreover, our reputation could be negatively affected due to the negative publicity of any infringement claim against us. Any third-party claims may materially and adversely affect our business, prospects, financial condition, and results of operations.
Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.
Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•
complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Privacy” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security”. The following are examples of certain recent PRC regulatory activities in this area:
Data Security

•
In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides that the government will establish a security review procedure for data-related activities that affect or may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that a network platform operator that holds personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed implementation rules have been issued by any government authorities. While we have not been officially identified as a critical information infrastructure operator by any government authorities as of the date of this annual report, we have been directed by the Office of Cyberspace Affairs Commission of the Guangzhou Municipal Party Committee to conduct cybersecurity self-examinations, including in accordance with the Cybersecurity Examination Guidance for Critical Information Infrastructure Operators in Guangzhou (2020). We have conducted such cybersecurity self-examinations as directed and have submitted the corresponding cybersecurity self-examination reports to the responsible government authority. In other words, we have been subject to requirements imposed under certain PRC laws and regulations that have an apparent application on critical information infrastructure operators and as such it is possible that we may be identified as a critical information infrastructure operator. If we are designated as a critical information infrastructure operator, we will be subject to the requirement of a cybersecurity review and such other requirements and scrutiny from PRC government authorities and under applicable laws and regulations, which may increase our compliance costs and affect our ability to conduct overseas offerings. For example, in relation to our procurement of network products or services, we may be required to assess if there is any national security risk involved when such products or services are used, and if national security will be affected or may be affected. We may be required to apply to the Office of Cybersecurity Review of the CAC for cybersecurity review. We may also be obligated to comply with a hierarchical cybersecurity network security system that has been introduced, and to implement technical measures and to take other necessary actions to address cybersecurity incidents, prevent cyber-attacks, forestall illegal and criminal activities, safeguard the security and stable operation of critical information infrastructure, and maintain data integrity, confidentiality and availability.

•
In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations on Network Data Security. The Draft Regulations on Network Data Security provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations on Network Data Security, a data processor shall apply for a cybersecurity review for certain activities, including, among other things, (i) the overseas listing of such data processor if it processes personal information belonging to more than one million users, and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations on Network Data Security stipulates that data processors that process “important data” or are listed overseas must conduct an annual data security assessment, either by itself or through a data security service provider, and must submit the assessment report of a given year to the relevant municipal cybersecurity department by the end of January of the following year. As of the date of this annual report, the Draft Regulations on Network Data Security has been released for public comment only, and its final provisions and adoption are subject to uncertainties.

Personal Information and Privacy

•
The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, which took effect on February 7, 2021, prohibits online platforms operators from collecting non-essential
user information through coercive means.

•
In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law steps up the protection for personal information and imposes additional requirements in terms of its processing. Nonetheless, many provisions under this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We have been updating our privacy policies from time to time to comply with applicable regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic manner. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to clarifications and interpretations by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for the protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations on Network Data Security remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations on Network Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations on Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations and significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.
In general, compliance with existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.
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
We have adopted rigorous security policies and measures, including use of encryption technology, to protect our proprietary data and customer information. However, advances in technology and hacker skills, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits on our platform. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases on our platform. Furthermore, our third-party delivery partners may also violate their confidentiality obligations and disclose or use information about our customers illegally. Although we do not believe that there would be any material adverse effect on our ability to carry out our current business operations if we were held responsible for any such illegal activities, any negative publicity on our platform’s safety or privacy protection mechanism and policy could materially and adversely affect our public image and reputation.
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
We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners, and others, to protect our proprietary rights. As of December 31, 2021, we had 184 patents and 345 pending patent applications in China, owned 1,944 registered trademarks in China and 118 registered trademarks outside China, 213 copyrights (including copyrights to 182 software products developed by us relating to various aspects of our operations), and 332 registered domain names that are material to our business, including
vip.com
and
vipshop.com
. See “Item 4.B. Information on the Company—Business Overview—Intellectual Property.”
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
The PRC government, media outlets, and public advocacy groups have been increasingly focused on anti-monopoly
and anti-unfair competition recently. In October 2020, the SAMR issued the Interim Provisions for Regulating Promotional Activities, which took effect on December 1, 2020. Among other things, these interim provisions are designed to promote consumer protection and prohibit false or misleading commercial information used in promotional activities. Failure to comply with these provisions may subject us to penalties or other administrative actions by regulatory authorities. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Platform Economy Sector that aims at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. The guidelines specifically prohibit certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as forcing users to choose the products or services of one operator exclusively from the others. In April 2021, the SAMR, together with certain other PRC government authorities, convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti- monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including over 30 companies that attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated that it would organize and conduct inspections on the companies’ rectification results. If a company is found to conduct illegal activities, more severe penalties are expected to be imposed in accordance with the laws. Since the Anti-monopoly Guidelines for the Platform Economy Sector are newly enacted, there are substantial uncertainties relating to its interpretation and implementation.
On October 23, 2021, the Standing Committee of the National People’s Congress issued a second draft amendment to the Anti-Monopoly Law for public comments, which proposes to increase the fines on business operators for illegal concentration to no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition, or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition. In addition, under the draft amendment, the relevant authority can investigate upon evidence that concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. Due to the enhanced enforcement of the Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. There are substantial uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the enactment timetable, final content, interpretation, and implementation of the amended Anti-Monopoly Law. If it is enacted as proposed, it will impose a higher regulatory requirement to complete an acquisition. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with these regulations. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Platform Economy Sector, the Anti-Monopoly Law, and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigations, or claims against us and could adversely affect our business, financial condition, and results of operations.
We have been subject to administrative proceedings relating to anti-unfair competition laws, and may be subject to administrative proceedings relating to anti-monopoly and anti-unfair competition laws and regulations in the future. For instance, we received an administrative penalty decision issued by the SAMR in December 2020 for certain unfair pricing conduct during the November 11 promotional campaign. On January 14, 2021, we received a notice of investigation from the SAMR, which stated that the SAMR had commenced an investigation against us pursuant to the Anti-Unfair Competition Law. On February 8, 2021, we received the decision from the SAMR regarding the investigation. We are subject to a fine of RMB3 million and we have paid such fine on February 8, 2021. We will rectify the identified issues with respect to our business operations in accordance with the decision issued by the SAMR, and stay compliant with the Anti-Unfair Competition Law. The fine and rectification to our business operations will have limited impact to our operations and financial condition. On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Anti-Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, the provisions have not been formally adopted, and due to the lack of further clarification, there are still uncertainties regarding the interpretation and implementation of the provisions.
Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial conditions, operations, and business prospects.
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
In addition, although we have no current acquisition plans, we may consider entering into strategic acquisition of or alliance with other companies, businesses, assets, or technologies that are complementary to our business and operations as part of our growth strategy. For example, Sichuan VipFubon Consumer Finance Co., Ltd., a company engaging in consumer finance business, was established in October, 2021 by Fubon Bank (China) Co., Ltd., Xtep (China) Co., Ltd. and us. As of the date of this annual report, Fubon Bank (China) Co., Ltd., Xtep (China) Co., Ltd. and we hold 25%, 25.1%, and 49.9% of the equity interests in Sichuan VipFubon Consumer Finance Co., Ltd., respectively. We have made capital contribution totaling RMB249.5 million (US$39.2 million) in and have significant influence over the company.
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
Over the past few years, we have participated in the emerging internet finance sector in China, providing both consumer financing and supplier financing services. Starting from 2019, we scaled back our internet finance business, which currently serves as a supporting function for our core online retail business. We primarily cooperate with banks and third-party consumer financing companies to provide consumer loans to our customers, and charge the banks and third-party consumer financing companies a certain percentage of channel fees. Operating in this highly-regulated and fast-changing business sector involves risks and challenges. Our lack of familiarity with the internet finance sector may make it difficult for us to capture the demands and preferences in the market and provide financial service products that meet our customers’ requirements and preferences. We may not be able to achieve customer satisfactory.
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
We sell products manufactured by third parties, some of which may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims in connection with personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as a product retailer or as a marketplace service provider. Currently, we maintain product liability insurance in relation to products we sell for any product liability claims based on property damage or personal injury. We also maintain public liability insurance. However, any material product liability claim beyond our coverage or litigation could materially and adversely affect our business, financial condition, and results of operations. Even unsuccessful claims could result in the use of funds and managerial efforts in defending them and could negatively impact our reputation.
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
However, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease and failure to make corrections within specified time limit. As of the date of this annual report, we are not aware of any material claims or actions being contemplated or initiated by government authorities or any third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of the leased properties will not be challenged by the government authorities or third parties alleging ownership of such properties. In the event that our use of properties is successfully challenged, we may be forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition, and results of operations may be materially and adversely affected.
If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.
We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form
20-F.
In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2021, as included in this annual report. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2021. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.
Our business, financial condition, and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.
COVID-19
continued to have a severe and negative impact on the Chinese and the global economy in 2021. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue in the foreseeable future. China had a negative gross domestic product, or GDP, growth in the first quarter of 2020, which broke the record of the continued GDP growth in China for the past decades. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, and the changes thereof. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. United Kingdom’s exit from the European Union, commonly referred to as the “Brexit,” has created significant uncertainty about the future relationship between the United Kingdom and the European Union. More recently, there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries. These developments, or the perception that any of them could occur, may adversely affect worldwide economic and market conditions. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations, and financial condition.
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
Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, provision of online information, and operation of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide value-added telecommunication services, including commercial internet content services and online data processing and transaction processing (operating
e-commerce)
services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity operating value-added telecommunication services (except for operating
e-commerce,
domestic multi-party communication,
store-and-forward
and call center), including commercial internet content provision business. The Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. However, according to the Decision on Amendment and Annulment of Certain Administrative Regulations promulgated by the State Council on March 29, 2022, which will take effect on May 1, 2022, Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) will be amended, and pursuant to such amendment, requirements of experience in providing value-added telecommunications services overseas and maintenance of good track record will be removed. The PRC Ministry of Information Industry, which was merged into the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested
enterprises and obtain value-added telecommunication business operating licenses to operate any value-added telecommunications business in China. Because commercial internet content provision is a value-added telecommunication business, foreign-invested enterprises that plan to engage in internet content provision business must obtain value-added telecommunication business operating licenses for internet content provision business. Meanwhile, the operators of online platforms that provide access to third-party merchants for sales of their products are also required to obtain value-added telecommunication business operating licenses for online data processing and transaction processing (operating
e-commerce)
services. Under the MIIT Circular, a PRC domestic company that holds a value-added telecommunication business operating license, including the value-added telecommunication business operating license for internet content provision business or online data processing and transaction processing (operating
e-commerce)
services, is prohibited from leasing, transferring, or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites, or facilities, to foreign investors that operate value-added telecommunications business illegally in China.
We are a Cayman Islands company, and our PRC subsidiary, namely Vipshop (China) Co., Ltd., or Vipshop China, is a wholly foreign-owned enterprise, or WFOE, under PRC law. To comply with PRC laws and regulations, we conduct our operations in China, including the operations of our Vipshop Online Platform, through contractual arrangements entered into by our respective consolidated affiliated entities, Vipshop
E-Commerce,
Vipshop Information, and Pin Jun Tong. Because all shareholders of our consolidated affiliated entities are PRC citizens, our consolidated affiliated entities are considered PRC domestic companies under PRC laws. As of the date of this annual report, Vipshop
E-Commerce
holds an EDI License valid until December 2022, which is required for providing platform access to third-party merchants for their sales of products to further develop our business. For a detailed description of these licenses and permits, see “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Licenses and Permits.” Each of our consolidated affiliated entities is a PRC limited liability company. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”
In the opinion of our PRC counsel, Han Kun Law Offices, based on its understanding of the relevant PRC laws, rules, and regulations, our current ownership structure, the ownership structure of our PRC subsidiaries, and our consolidated affiliated entities, each as described in this annual report, do not violate any PRC laws, rules, and regulations currently in effect, and the contractual arrangements among (a) Vipshop China, (b) Vipshop
E-Commerce,
and (c) shareholders of Vipshop
E-Commerce
as one set and the other two sets concerning our insignificant consolidated affiliated entities, each as described in this annual report, are not in violation of any PRC laws, rules, and regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. See also “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the newly enacted PRC Foreign Investment Law.” Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to or otherwise different from that of our PRC counsel.
Particularly, we are a Cayman Islands holding company with no equity ownership in our consolidated affiliated entities with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If our ownership structure, contractual arrangements, and businesses of our company, our PRC subsidiaries, or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, the relevant government authorities, including the CSRC, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or our consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or our consolidated affiliated entities, shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from any securities offerings outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. We could also be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our consolidated affiliated entities, which contributed to 2.6% of our revenues in 2021. Our Cayman Islands holding company, our consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated affiliated entities and, consequently, significantly affect the financial performance of our consolidated affiliated entities and our company as a group.
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
On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the PRC Wholly Foreign-Invested Enterprise Law, the PRC Sino-Foreign Cooperative Joint Venture Enterprise Law, and the PRC Sino-Foreign Equity Joint Venture Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is newly enacted, there are substantial uncertainties relating to its interpretation and implementation. For example, the law adds a catch-all
clause to the definition of “foreign investment,” which includes investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the PRC State Council, without further elaboration on the scope of “other means.” The Implementing Regulation of the Foreign Investment Law adopted by the State Council on December 26, 2019 did not provide further clarification for such “other means” either. The current laws and regulations leave leeway for the future legislations to be promulgated by competent PRC legislative institutions to provide for contractual arrangements as a form of foreign investment and subject to foreign investment restrictions. The most recent negative list, issued on December 27, 2021 and effective on January 1, 2022, stipulates that any PRC domestic enterprise engaging in prohibited industries under the negative list must obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors cannot participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise must be subject to the relevant administrative provisions relating to foreign investment in the securities of PRC domestic companies. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the National Development and Reform Commission, or the NDRC, addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is unclear, however, whether the aforesaid provisions in the most recently updated negative list will apply to the companies that conduct their business operations in China through contractual arrangements. It also remains uncertain whether our corporate structure may be deemed as violating the foreign investment restrictions in China. Furthermore, if future legislations prescribed by the PRC State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance, and business operations could be materially and adversely affected.
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
Foreign investment and the internet industry in China are highly regulated by the PRC government, and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Investments in Value-Added Telecommunications Businesses.” Our PRC subsidiaries and our consolidated affiliated entities are required to obtain and maintain certain assets relevant to their businesses as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant government authorities. Furthermore, our PRC subsidiaries and our consolidated affiliated entities may be required to obtain additional licenses. For instance, as we have launched various internet finance businesses, we are required to obtain and hold various licenses, permits, or approvals that are required for the provision of those internet finance services, and we may be required to obtain additional licenses, permits, or approvals in case we further expand our internet finance businesses in the future. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Internet finance.” However, we cannot assure you that we will obtain such licenses, permits, or approvals in a timely manner, or at all, due to complex procedural requirements and policies. If we fail to obtain or maintain any of the required assets, licenses, or approvals, our continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net revenue, fines, and the discontinuation or restriction of our operations. Any such disruption in the business operations of our consolidated affiliated entities will materially and adversely affect our business, financial condition, and results of operations.
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
We conduct our business primarily through our PRC subsidiaries and our consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our significant PRC subsidiary, Vipshop China, is a foreign-invested enterprise subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.
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
The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations as the government deems appropriate to advance regulatory and social objectives and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permissions to continue our operations, which could result in a material adverse change in our operation and the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in a jurisdiction where the PCAOB has been unable to fully conduct inspections without the approval of the local authorities, our auditor is not currently inspected by the PCAOB.
As a result, we and investors in our Class A ordinary shares or ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of our auditors makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Class A ordinary shares or ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate our auditors, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCAA was signed into law on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our ADSs will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, results of operations, and prospects.
On June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our ADSs could be prohibited from trading in the United States in 2023.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the overseas listing and trading of such special purpose vehicle’s securities. The interpretation and application of the regulations remain unclear, and our overseas offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, whether the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our overseas offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC government authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by overseas-listed China-based companies. As a follow-up,
on December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Provisions, and the CSRC issued the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, for public comments.
The Draft Overseas Listing Provisions and the Draft Filing Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Overseas Listing Provisions and the Draft Filing Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, must be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing will be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic company in the most recent fiscal year was over 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year, and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in China, and the main place of business is in China. According to the Draft Filing Measures, the issuer or its affiliated domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on
offerings, and other equivalent offering activities. Particularly, the issuer must submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offerings within three business days after completion of the follow-on
offerings. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits, and fines on the controlling shareholder and other responsible persons. The Draft Overseas Listing Provisions also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Overseas Listing Provisions and the Draft Filing Measures, see “Regulation—Regulations Relating to Overseas Listing and M&A.”
As of the date of this annual report, the Draft Overseas Listing Provisions and the Draft Filing Measures were released for public comment only. There are uncertainties as to whether the Draft Overseas Listing Provisions and the Draft Filing Measures would be further amended, revised, or updated. Substantial uncertainties exist with respect to their enactment timetable and final content. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Filing Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, a CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities such as follow-on
financing. With respect to other existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.
In addition, on December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which took effect on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in prohibited businesses stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent government authorities. Besides, foreign investors of the company cannot be involved in the company’s operation and management, and their shareholding percentage must be subject to, mutatis mutandis, the relevant regulations on the domestic security investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business, financial condition, and results of operations may be materially and adversely affected.
Furthermore, we cannot assure you that new regulations or rules promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other government authorities or other procedures, including the cybersecurity review under the enacted version of the revised Cybersecurity Review Measures and the Draft Data Security Regulations, are required for our overseas offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our overseas offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC government authorities for failure to seek CSRC approval or filing or other government authorization for our overseas offerings. These government authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our overseas offerings into China, or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC government authorities also may take actions requiring us, or making it advisable for us, to halt our overseas offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior overseas offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, financial condition, results of operations, reputation, and the trading price of our listed securities.

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
We have adopted a series of measures to comply with such requirements under the
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
Government control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.
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
We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings which are mainly derived from the payments for products and services from our consolidated affiliated entities. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax
profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China may further set aside a portion of its after-tax
profits to fund the employee welfare fund and for other purposes at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
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

According to the relevant PRC regulations on foreign-invested enterprises, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with a local bank authorized by SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, or the SAFE Circular 28. Any medium- or long-term loan to be provided by us to our consolidated affiliated entities must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our debt and equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is no statutory limit in effect on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing issued by the People’s Bank of China on January 12, 2017, or the People’s Bank of China Notice No. 9, the outstanding amount of the loans shall not exceed 200% of the net asset of the relevant PRC subsidiary.
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
Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006 and amended in 2009, and certain other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress, on August 30, 2007 and became effective on August 1, 2008, and its relevant regulations, such as the Rules of the State Council on Declaration Threshold for Concentration of Undertakings, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement agency of the State Council before they can be completed. We believe that the turnover of acquired business of Lefeng in 2013 is less than RMB400 million within China and have not sought clearance from the Ministry of Commerce, but we cannot assure you that the Ministry of Commerce will not take a view contrary to ours.
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
Under the PRC Enterprise Income Tax Law, as amended, and its implementation regulations issued by the PRC State Council, a 10% PRC withholding tax is applicable to dividends and/or interest payable to investors that are non-PRC
resident enterprises, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends and/or interest are not effectively connected with such establishment or place of business, to the extent such dividends and/or interest are derived from sources within China. Similarly, any gain realized on the transfer of ADSs or ordinary shares or notes by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as
PRC-sourced
income. If we are deemed a PRC resident enterprise, dividends and/or interest paid on our ordinary shares or ADSs or notes, and any gain realized from the transfer of our ordinary shares or ADSs or notes, would be treated as
PRC-sourced
income and would as a result be subject to PRC taxation. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends and/or interest payable to investors that are non-PRC
individual investors and any gain realized on the transfer of ADSs or ordinary shares or notes by investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares or notes would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends and/or interest payable to our non-PRC
investors, or gains from the transfer of our ordinary shares or ADSs or notes by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs or notes may be adversely affected.
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
Risks Relating to Our Ordinary Shares and ADSs
The market price for our ADSs has fluctuated and may be volatile.
Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on March 23, 2012, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2021, the trading prices of our ADSs on NYSE have ranged from US$7.48 to US$46.0 per ADS, and the last reported trading price on April 26, 2022 was US$6.81 per ADS.
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
Sales of our ADSs, ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we have a total of 138,730,394 Class A and Class B ordinary shares issued, of which 131,215,880 shares are outstanding, including 93,517,801 Class A ordinary shares represented by ADSs. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.
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
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.
We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and consolidated affiliated entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination
of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
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
Our
co-founder,
chairman, and chief executive officer, Mr. Eric Ya Shen, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2022, Mr. Eric Ya Shen beneficially owned approximately 57.9% of the aggregate voting power of our company. As a result, Mr. Eric Ya Shen has considerable influence over matters such as electing directors and approving material mergers, acquisitions, or other business combination transactions, and he may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Any possible enforcement against such collateral could materially affect the influence of Mr. Eric Ya Shen over important corporate matters or the trading price of our ADSs.
We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.
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
Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC or in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be a PFIC for the current or future taxable years. Recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
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
In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, any adverse outcome of such cases, including any plaintiff’s appeal of a judgment in these lawsuits, could materially and adversely affect our business, financial condition, results of operation, cash flows and reputation. Furthermore, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business, financial condition or results of operations. We were named as a defendant in two putative shareholder class action lawsuits filed in May and June 2015, respectively, which lawsuits were consolidated into one action and subsequently voluntarily dismissed without prejudice by the lead plaintiff on November 24, 2015.

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
To support our regional business expansion, Vipshop China established a number of wholly-owned PRC subsidiaries that focus on warehousing and logistics as well as product procurement over the years since 2011. As of December 31, 2021, we mainly rely on the following five principal subsidiaries of Vipshop China for our business operations:

•	Vipshop (Jianyang) E-Commerce Co., Ltd., or Vipshop Jianyang;

•	Vipshop (Zhaoqing) E-Commerce Co., Ltd., or Vipshop Zhaoqing;

•	Chongqing Vipshop E-Commerce Co., Ltd., or Vipshop Chongqing;

•	Guangzhou Pinwei Software Co., Ltd., or Pinwei Software; and

•	Vipshop (Zhuhai) E-Commerce Co., Ltd., or Vipshop Zhuhai.
Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information, and the operation of online commerce through strict business licensing requirements and other government regulations. We, as a Cayman Islands company, and our PRC subsidiary, Vipshop China, as a WFOE, are both restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online Platform is operated by our consolidated affiliated entities in China. As a result of our efforts to streamline our contractual arrangements among our consolidated affiliated entities during 2018, 2019, and 2020, Vipshop
E-Commerce
currently holds the primary licenses necessary to conduct our internet-related operations of Vipshop Online Platform in China. We face risks associated with our corporate structure, as our control over Vipshop
E-Commerce
is based upon contractual arrangements rather than equity ownership. See “Item 4.C. Information on the Company—Organizational Structure” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure.”
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
Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017. Our website is
https://www.vip.com
. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at
https://www.sec.gov
that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview
We pioneered an innovative “flash sales” model to reinvent how brands sell, and shoppers buy, off-price
products. Through our thirteen years of dedicated operations in discount retail, we have grown to be an expert in the industry and established a large and growing base of loyal customers and brand partners. As of December 31, 2021, we had approximately 497.5 million registered members and approximately 232.8 million cumulative customers, collaborated with approximately 25,000 brand partners, and promoted and sold products for over 41,000 popular domestic and international brands. Our GMV increased by 16.1% from 165.0 billion in the 2020 to 191.5 billion in 2021.
With our dedicated operations in the discount retail industry and through our continuous innovations to stimulate customers’ excitement in their shopping experience, we have accumulated a large number of active customers and repeat customers. The total number of our active customers was 69.0 million, 83.9 million and 93.9 million in 2019, 2020, and 2021, respectively. The total number of our repeat customers was 55.0 million, 68.2 million and 77.7 million in 2019, 2020, and 2021, respectively, representing 79.7%, 81.3% and 82.8%, respectively, of the total number of active customers during the same periods. We also had 6.0 million active Super VIP customers in 2021.
We built our highly scalable and customized
e-commerce
infrastructure to serve the needs of flash sales and business innovations and to become more intelligent and efficient with every order. Our core competencies in merchandising, technology, fulfillment and customer service differentiate us from our competitors and serve as the pillars of our success.
Our Flash Sales Model
Flash sales embody characteristics of value, quality, and convenience that are well suited to brand-conscious consumers in China seeking quality goods at substantial discounts. We offer sales events daily with an ever-changing
and curated selection of popular branded products at deeply discounted prices in limited quantities during limited time periods, inspiring our customers with a “thrilling and exciting” shopping experience. We optimize the brand portfolio and product mix of our daily sales events based on our strong merchandising expertise. As of December 31, 2021, we have offered diversified product offerings from over 41,000 popular domestic and international brands, including apparel for women, men, and children, handbags and shoes, cosmetics, mother and baby care products, home goods, and other lifestyle products. We offer products on our platform primarily through a consignment model. To foster customer confidence of purchasing high-quality products from our Vipshop Online Platform, we provide limited product quality insurance for our products.
We offer new sales events twice a day starting at 10 a.m. and 8 p.m. Beijing time, respectively. To provide our customers with a greater opportunity to purchase featured discounted products, each customer is only allowed to purchase limited pieces of the same item, depending on the categories.
We primarily offer flash sales events through our two prime traffic channels, Fengqiang and Kuaiqiang. Each item is available in limited quantities and remains on sale only while supplies last. The products we offer on Fengqiang are generally apparel-related products that come at a price 70% or more off the market retail price. Kuaiqiang, on the other hand, generally distributes standardized products that are between 10% to 70% off the market retail price.
Our Integrated Platform
Our Vipshop Online Platform
Through our user-friendly Vipshop Online Platform, we offer a curated selection of products and services for shoppers of varying age groups and income levels throughout China, so that they may shop branded products online easily. Our Vipshop Online Platform includes the Vipshop App, the
vip.com
website, and the Vipshop WeChat Mini-Program.

Currently, the Vipshop App, available for mainstream mobile operating systems including iOS and Android, is our top portal of the Vipshop Online Platform in terms of GMV generated and the numbers of registered members, daily unique visitors, and monthly unique visitors. In 2017, we launched our Vipshop WeChat
Mini-Program,
which offers key features of our Vipshop App and allows users to access our platform directly through the WeChat App, one of the most widely used social networks in China. For the year ended December 31, 2021, GMV generated by our Vipshop App users accounted for 90% of our total online GMV.
We offer new sales events twice a day starting at 10 a.m. and 8 p.m. Beijing time, respectively. Each item is available in limited quantities and remains on sale only while supplies last. We plan our daily sales events in advance to offer a balanced and diversified mix of brands and products. We primarily offer flash sales events through our two prime traffic channels, Fengqiang and Kuaiqiang. To further enrich the shopping experience of our customers, we revived and upgraded various sales events on our platform in 2021, such as the Super Brand Day and the Today’s Top Brands. For our Super VIP members, we also added a dedicated membership store on the home page of our Vipshop App, and set the 28 th
day of every month as the Super VIP Sales Day.
We leverage a variety of channels on our Vipshop Online Platform to better organize our product offerings and help customers find their desired products. Specifically, we operate different channels for different kinds of branded products, such as womenswear, menswear, shoes and bags, sportswear, accessories, skincare and cosmetics, home appliance, and baby and maternity products. In addition, we have a Vipshop Outlet channel that offers well-known luxury or premium designer products at discounted price.
Our Vipshop Online Platform offers many user-friendly features that enhance customer experience. With the support of our big data analytics, artificial intelligence and cloud computing infrastructure, we have been gradually developing features to provide our users with search, personalized recommendation, live streaming, and other innovative functions that simulate
“in-store”
shopping experience.
Our Offline Initiatives
In addition to our Vipshop Online Platform, we operate a nationwide offline network consisting of Shan Shan Outlets and other offline retail stores to supplement our online business. Leveraging the extensive experience that we have amassed from our online platform operations, the offline stores offer popular branded products at discounts to cater to the preferences of consumers from different geographic locations. The offline stores enhance consumer experience through personalized recommendations and interactive services provided by sales staff, and generate customer traffic and data that in turn feed back to our online platform.
In July 2019, we acquired Shan Shan Outlets, a leading player in the offline outlet management industry in China, to gain presence in the offline outlet business. To continue our expansion into the offline business, we further acquired additional equity interests of 30.38% and 40% in Shanjing business management Co., Ltd. and Harbin Shan Shan Chunxiaqiudong Properties Co., Ltd in May and July 2020, respectively, and obtained control over these two entities. In December 2020, we made capital injection to Guiyang Shan Shan Guangda Outlets Plaza Co., Ltd. to acquire 60% equity interests and obtain control over this entity. In June 2021, we acquired 100% equity interests of Xuzhou Shan Shan Outlets Business Management Co., Ltd and obtained control over this entity. In September 2021, a third-party investor has agreed to acquire 20% equity interest in Xuzhou Shan Shan Outlets Business Management Co., Ltd by making a capital contribution of RMB60.0 million. As of December 31, 2021, a total of RMB16.0 million has been contributed by the third-party investor and the remaining amount is expected to be contributed based on the agreed schedule. As of December 31, 2021, Shan Shan Outlets operated 11 outlets in Ningbo, Taiyuan, Harbin, Zhengzhou, Nanchang, Ganzhou, Hengyang, Lanzhou, Urumchi, Shenyang, and Guiyang. We expect to open more outlets in other cities in the future.
We had 556 other offline retail stores in China as of December 31, 2021, comprising 261 Vipshop offline stores and 292 Vipmaxx offline stores, and three city outlets. Our city outlets are situated next to city centers, as compared with traditional outlets that are located in the suburbs, and provide consumers with easy access to quality products at low prices. We are still exploring different business models for our city outlet business. In December 2020, we opened our first city outlet in Hefei, Anhui province. We leased the outlet from property owners and operate it. In 2021, we opened two city outlets, including one in Nanjing, Jiangsu province, and another one in Hefei. We primarily provide commercial operation services to the property owners on the initial set-up and subsequent operation and management of these outlets, and we usually have profit sharing arrangements with them.
In 2021, most of our sales were generated through our Vipshop Online Platform and the sales through these offline outlets and stores were immaterial to our business. Sales generated from our Vipshop Online Platform accounted for 97%, 94%, and 93% of our GMV in 2019, 2020, and 2021, respectively.
Our Brand Partners
Since our inception in August 2008, we have attracted a broad and diverse group of brand partners. Our brand partners include primarily brand owners, and to a lesser extent, brand distributors and resellers. As of December 31, 2019, 2020, and 2021, we worked with over 18,000, 21,000, and 25,000 brand partners, respectively. None of the brands accounted for more than 3% of our total revenues in 2019, 2020, or 2021. We also collaborated with some brand partners to develop merchandise especially for our Vipshop Online Platform, or “Made for Vipshop,” to further differentiate our offerings. We believe that our ability to assist brands in effectively selling their inventory via various channels within our ecosystem and in meeting their demand for marketing, customer data analysis and inventory management will attract more new brand partners and build stronger ties with existing brand partners.
Brand Selection and Procurement
Brand Selection
We have implemented a strict and methodical brand selection process. Our merchandising team, which consisted of over 1,200 members as of December 31, 2021, is responsible for identifying potential qualified brands based on our selection guidelines. Leveraging the industry expertise of our merchandising team and our proprietary consumer insights, we carefully select prospective brand partners and choose to work only with those that are well-known and offer high-quality or premium products that are desirable among consumers in China, and that are willing to provide competitive prices and favorable terms of payment credit and product return. We generally select brands that have an established network of stores in major department stores or shopping malls in China. Once a potential brand is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses, safety, sanitary and quality certifications, trademark registration certificates, and license agreements in relation to the branded products. This review process helps to ensure that we maintain a portfolio of brands with high standards and good reputation that can meet our customers’ expectations.
We generally enter into agreements with our brand partners based on our standard form and seek to build long-term relationships with them. We regularly communicate with our brand partners to discuss the dates and product offerings for specific sales events, striving to achieve results that are beneficial to all parties involved. In most cases, we enter into annual framework agreements with our brand partners, with separate agreements for supplemental supply orders for each flash sales event.
In each agreement, a brand partner grants us authorization to market and sell products of a particular brand on our Vipshop Online Platform. In addition, we require our brand partners that contract with us to comply with our anti-bribery and anti-corruption policies.
Product Selection
Our key management team members have extensive experience and expertise in the retail industry. We also have a professional merchandising team that constantly optimizes our brand portfolio and product mix. Before each flash sales event, we consider and analyze historical data, fashion trends, seasonality, and customer feedback to project the volume of each particular product we should offer for the event. To maximize sales, we carefully plan our product mix to achieve a balanced and diversified product offering across different categories. We are able to select appealing products from a broad brand base, negotiate favorable terms with our brand partners, and occasionally secure unique products from certain brand partners that are, for a certain period of time, exclusively offered on our platform.
We utilize consumer insights through our customer relationship management and business intelligence systems to strategize our upcoming flash sales events to enhance the timeliness and relevancy of our product offerings. We also provide data analytics and insights to our brand partners through our merchant platform to help them improve their product development as well as sales and marketing strategies in order to optimize their sales efficiency and promote additional sales opportunities with us. In 2021, we collaborated with some of our brand partners to design “Made for Vipshop” products to further differentiate our offerings.
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

Our Product and Service Offerings
Product Categories
We offer a broad spectrum of apparel, shoes and bags, skincare and cosmetics, home goods, and lifestyle products from desirable domestic and international brands. The following table illustrates our current product categories:

Product Category	Product Description
Womenswear	Women’s apparel, featuring a variety of styles for different age groups, including casual wear, jeans, dresses, outerwear, lingerie, pajamas, and maternity clothes.

Menswear	Men’s apparel, featuring a variety of styles for different age groups, including casual and smart-casual T-shirts, stylish polo shirts, jackets, pants, and underwear.

Sportswear and sporting goods	Sportswear, sports gear, and footwear for a range of sporting activities.

Shoes and bags	Shoes for women and men designed in a variety of styles, for both casual and formal occasions. Bags include purses, satchels, luggage, duffel bags, and wallets.

Baby and children products	Apparel, gear and accessories, furnishings and decor, toys and games for boys, girls, infants, and toddlers.

Skincare and cosmetics	High-quality, affordable, and premium skin care and cosmetic products, including cleansers, lotions, face and body creams, face masks, sunscreen, foundations, lipsticks, eye shadows, and other cosmetics-related items.

Home goods and other lifestyle products	Home goods with an extensive selection of home furnishings, including bed and bath products, home decor, kitchen and tabletop items, home appliances, and consumer electronic products.

Supermarkets	Food and snacks, beverages, fresh produce, and pet goods.
Pricing
We price products on our Vipshop Online Platform at significant discounts, typically ranging from 10% to 70% off the market retail price, which is one of the key elements of the “thrill and excitement” shopping experience that we create for our customers. Our attractive pricing is made possible by cost savings achieved primarily through volume discounts that we receive from our suppliers, particularly for off-season
or slower-moving inventories, and less physical retail space and related overhead costs. Leveraging our focused discount retail model, we typically enjoy a meaningful pricing advantage when procuring branded merchandise. We also launch special promotional campaigns such as Brand Sales around April 19,
Mid-year
Sales promotion around June 16, Singles’ Day promotion around November 11, and Anniversary Sales campaign around December 8 each year.
Other Services
The significant scale of our business allows us to provide a variety of services to create additional value for our business partners and ultimately benefit our customers, including platform access service, promotional and advertising service, inventory and warehouse management service, logistics service, outlet management service, and membership service. Our internet finance offerings primarily consist of consumer financing and supplier financing services.
Our consumer financing service went live during the fourth quarter of 2015, providing our customers with credit solutions to facilitate their shopping with us. Our customers may take advantage of the competitive installment payment options available under Weipin Spend, our installment plan. Starting from 2019, we scaled back our internet finance business, which currently serves as a supporting function for our core online retail business. We primarily cooperate with banks and third-party consumer financing companies to provide consumer loans to our customers, and charge the banks and third-party consumer financing companies channel fees at certain percentages of the loan amounts.
Our developing supplier financing business targets our suppliers’ need of liquidity to facilitate our inventory procurement. Wei Yidai, our supplier financing service, efficiently and conveniently provides secured and unsecured financing to our suppliers.
Payment, Fulfillment and Return
Payment
We provide our customers with the flexibility to choose from a number of payment options. Our payment options include our Vipshop Payment service and payment through third-party online payment services, such as WeChat Pay and Alipay. In the year ended December 31, 2019, 2020, and 2021, approximately 97%, 100%, and 100% of our total online orders were collected through online payment services, of which WeChat Pay was used to process a significant portion of our total orders, and our Vipshop Payment service was used to process a meaningful portion of our total orders.
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
Logistics Network and Warehouse Management System
. Our logistics network consists of regional logistics hubs and local distribution centers. We have regional logistics hubs strategically deployed across China. We maintain local distribution centers to facilitate the distribution of standardized and frequently purchased products, and we have established several bonded warehouses in China to support our cross-border business.
Our automated warehouse management system enables us to closely monitor each step of the fulfillment process, from when a purchase order is confirmed with a brand partner, to when the products are stocked in our logistics centers, and eventually when the product is packaged and picked up for shipment to the customer. We have continuously focused on implementing new initiatives to refine our automated warehouse management system throughout our operations. For example, we have implemented the honeycomb system, an automated goods-to-person
warehousing system well-suited for handling large quantities with high access speeds, in our South China, Southwest China, and East China logistics hubs to improve picking efficiency and accuracy of consumers’ orders. As we offer a curated selection of brands and products for each daily sale, our logistics centers and inventory management systems are also specifically designed to support the frequent sales events on our flash sales platform and a large volume of inventory turnover. In 2019, 2020, and 2021, we processed approximately 566.3 million, 692.4 million, and 786.6 million customer orders, respectively.
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
In 2019, we launched the JITX model which allows single-supplier orders from certain reliable brand partners to be shipped directly from the suppliers’ warehouses to the end customers. Since then, we have been gradually shifting towards the JITX model, which further improved our logistic efficiency.
Delivery Services
. We deliver orders placed on our Vipshop Online Platform to all areas in China through leading reputable third-party delivery companies with nationwide coverage, such as SF Express and Tongda Operators. In particular, in November 2019, we terminated our delivery service unit operated by a subsidiary of Pin Jun Tong, namely Pinjun. Upon termination of Pinjun’s delivery service unit, in November 2019, we entered into a cooperation agreement (which was subsequently supplemented in November, 2021) with SF Holding (which operates the SF Express business) to enhance our cooperation with SF Holding, and utilize its delivery services to optimize the efficiency of our logistics operations, decrease our fulfillment expenses, and provide our customers with superior delivery services. We expect SF Holding to deliver substantially all of our orders in the foreseeable future.
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
Return and Exchange Policy.
We currently offer our customers the right to return or exchange products purchased from our Vipshop Online Platform within seven days after receipt. Our customers can generally return products purchased on our platform within seven days of receipt of the products as long as the products are unused, unwashed, unworn, undamaged, and in their original packaging and original condition. To facilitate the return or exchange, and to enhance customer experience, we provide door-to-door
collection and free return or exchange services without charging any service fee or warehousing fee. For the return of luxury products, the anti-tampering lock on the product must remain intact. For certain products that are available in other sizes, we also offer exchange services via SF Express.
Customer Service
We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a superior customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service
e-mail,
real-time online chat, or our customer service hotline 15 hours a day, seven days a week. Our Super VIP members enjoy 24/7 customer service support. We also outsource customer service to high-quality third-party service centers. As of December 31, 2021, we had over 2,100 customer service personnel, including independent contractors.

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
We leverage various marketing channels, especially digital marketing channels, to strengthen our brand awareness, acquire new customers, and retain existing customers. We utilize our big data analytics and insights from our large customer base and business intelligence system to refine our targeted marketing initiatives. In addition, we encourage our customers to share their shopping experiences through an
“easy-to-share”
function on social media platforms in China, such as WeChat, which can increase their customer stickiness while also serving as a means to attract new customers. Moreover, some of our offline stores are making efforts to utilize private domain traffic by operating their own WeChat groups and provide direct marketing to consumers. Furthermore, we adopted various marketing campaigns such as advertising in TV series and reality shows and marketing on new media channels, so as to keep customers informed of our latest promotional offerings and our Vipshop brand.
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
Our
back-end
modules, which refer to modules supporting our business operations, mainly include customer service, ERP, warehouse and logistics management, product information management, business intelligence, merchant platform, and administration management systems. Our customer service system mainly consists of our customer relationship management system. Our ERP system is customized to integrate our business operations with brand partners on orders, accounting, and product distribution. Our operations system for warehouse and logistics management primarily consists of our warehouse management system, automating our warehouse and logistics operations and allowing us to efficiently manage our inventories, track our products, and deliver the orders to our customers in a timely fashion. We have designed our product information management system to perform a variety of functions. Other than basic product information management, it also offers category, pricing and sales inventory management, and facilitates product lifecycle management for our online and offline businesses. These systems enhance the efficiency of our operations.
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
Intellectual Property
We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers, and other parties to protect our proprietary rights. As of December 31, 2021, we had 184 patents and 345 pending patent applications in China, owned 1,944 registered trademarks in China and 118 registered trademarks outside China, 213 copyrights (including copyrights to 182 software products developed by us relating to various aspects of our operations), and 332 registered domain names that are material to our business, including
vip.com
and
vipshop.com
.
Competition
Our competitors primarily include major pure-play online discount retailers, other online discount retailers, and new forms of
e-commerce
such as live streaming e-commerce platforms in China.
We believe we compete primarily on the basis of:

•	ability to identify products in demand among consumers and source these products on favorable terms from brands;

•	focus on and expertise in apparel-related categories;

•	ability to offer a curated selection of products catering to consumer preferences;

•	pricing advantage due to our discount retail model;

•	breadth and quality of product and service offerings;

•	platform features;

•	customer service and fulfillment capabilities; and

•	solid reputation among consumers and brands.
We believe that our early-mover advantage and leading market position help us compete effectively against our competitors. However, some of our current and potential competitors may have longer operating histories, larger customer bases, better brand recognition, stronger platform management and fulfillment capabilities, and greater financial, technical, and marketing resources than we do. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we do not compete effectively against existing or new competitors, we may lose market share and customers.”
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
In October 2019, we agreed to invest in the capacity of a passive investor, up to RMB2.00 billion in a private equity fund, which focuses on technology-enabled consumer, retail, and other related businesses. As of December 31, 2021, the outstanding amount of contribution we made to private equity funds was RMB1.52 billion (US$238.5 million).
In October 2021, Sichuan VipFubon Consumer Finance Co., Ltd., a company engaging in consumer finance business, was established by Fubon Bank (China) Co., Ltd., Xtep (China) Co., Ltd. and us. As of the date of this annual report, Fubon Bank (China) Co., Ltd., Xtep (China) Co., Ltd. and we hold 25%, 25.1%, and 49.9% of the equity interests in Sichuan VipFubon Consumer Finance Co., Ltd., respectively. We have made capital contribution totaling RMB 249.5 million (US$39.2 million) in and have significant influence over the company.
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

On June 30, 2019, the Ministry of Commerce and the NDRC released the Industry Guidelines of Encouraged Foreign Investment (2019 Version) and on December 27, 2020, the Ministry of Commerce and the NDRC released Industry Guidelines of Encouraged Foreign Investment (2020 Version), which took effect on January 27, 2021 and replaced the Industry Guidelines of Encouraged Foreign Investment (2019 Version). On December 27, 2021, the Ministry of Commerce and the NDRC promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), which became effective on January 1, 2022.
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
Regulations Relating to Foreign Investments in Value-Added Telecommunications Businesses
Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. However, according to the Decision on Amendment and Annulment of

Certain Administrative Regulations promulgated by the State Council on March 29, 2022, which will take effect on May 1, 2022, Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) will be amended, and pursuant to such amendment, requirements of experience in providing value-added telecommunications services overseas and maintenance of good track record will be removed.
On June 19, 2015, the MIIT, issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating
E-Commerce)
Business, allowing foreign investors to own more than 50% of equity interest in an operator of “operating
e-commerce”
business. The latest Special Administrative Measures for Entrance of Foreign Investment (Negative List) further provides that foreign investors are allowed to hold more than 50% equity interests in a value-added telecommunications service provider engaging in
e-commerce,
domestic multiparty communication,
storage-and-forward,
and call center businesses, while other requirements with respect to track record and experience provided by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises shall still apply (until rendered irrelevant by the impending promulgation of the Decision on Amendment and Annulment of Certain Administrative Regulations) and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.
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
VAT License
The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a VAT License from the MIIT or its provincial level counterparts. In 2017, the MIIT replaced the Administrative Measures on Telecommunications Business Operating Permit promulgated in 2009 by promulgating the Administrative Measures on Telecommunications Business Operating Permit, which set forth more specific provisions regarding the different types of VAT Licenses required to operate different value-added telecommunications services, the qualifications, and procedures for obtaining such different types of VAT Licenses. Our consolidated affiliated entity Vipshop
E-Commerce
currently holds a VAT License for the provision of online data processing and transaction processing services, which remains valid until December 28, 2022. In addition, Zhejiang Vipshop Payment Service Co., Ltd., an indirect subsidiary of our consolidated affiliated entity Vipshop Information, currently holds a VAT License for the provision of online data processing and transaction processing services and online information service, which remains valid until October 21, 2026.
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
Food Operating Permit
China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution, or food service businesses shall obtain licenses or permits for such businesses. On August 31, 2015, the China Food and Drug Administration issued the Administrative Measures for Food Operating Permit, which was amended and took effect as of November 17, 2017. The Administrative Measures for Food Operating Permit requires an enterprise engaging in food operating business to obtain a Food Operating Permit. Each of Vipshop China, Vipshop Chongqing, Vipshop Jianyang, Vipshop (Hubei)
E-Commerce
Co., Ltd., or Vipshop Hubei, Vipshop Zhaoqing, and Shanjing Business Management (Ningbo) Co., Ltd., or Ningbo Shanjing holds a valid Food Operating Permit.
Record-filing by Third-Party Platform Providers for Online Food Trading
On July 13, 2016, the China Food and Drug Administration promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, which was amended on April 2, 2021, pursuant to which a third-party platform provider for online food trading in China shall file a record with the competent office of the SAMR at the provincial level and obtain a filing number. Vipshop
E-Commerce
has completed the required record-filing formalities as a third-party platform provider for online food trading on February 9, 2018.
Record-filing for Operation of Medical Devices
Pursuant to the Regulations on Supervision and Administration of Medical Devices, which was issued by the State Council in 2000 and further amended in March 2014, May 2017, and February 9, 2021, medical devices are divided into three types based on their risk levels. On July 30, 2014, the China Food and Drug Administration promulgated the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which became effective on October 1, 2014 and was amended on November 17, 2017. Pursuant to the Regulations on Supervision and Administration of Medical Devices and the Measures on the Supervision and Administration of the Business Operations of Medical Devices, any entities that engage in the business operation of Type II medical devices shall file a record with the local food and drug administration. Each of Vipshop China, Vipshop Chongqing, Vipshop Jianyang, Vipshop Hubei, and Vipshop Zhaoqing has completed the record-filing formalities regarding its operation of medical devices with the competent food and drug administration.
Furthermore, according to the Measures for the Administration and Supervision of Online Sales of Medical Devices, which was promulgated by the China Food and Drug Administration on December 20, 2017 and became effective on March 1, 2018, enterprises engaged in online sales of medical devices shall be medical device operation enterprises that have obtained medical device operation licenses or record-filings and shall fill in the table of information of online sales of medical devices and file the relevant information to the competent food and drug administration. Each of Vipshop Jianyang, Vipshop Hubei, and Vipshop Zhaoqing has filed the information of its online sales of medical devices to the competent food and drug administration.
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
Network Cultural Business License
Pursuant to the Interim Administrative Provisions on Internet Culture, which was issued by Ministry of Culture on May 10, 2003 and most recently amended on December 15, 2017, the enterprises engaged in operational internet culture activities shall obtain the Network Cultural Business License. Operational internet culture activities mean the activities of providing internet culture products and services to obtain benefits by charging fees from users accessing the internet or by electronic commerce, advertisement, financial supports, etc., for the purpose of making profits. Vipshop
E-commerce
currently holds a Network Cultural Business License, which remains valid until May 27, 2024.
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
Record Filing and Registration of Foreign Trade Operators
Pursuant to the Foreign Trade Law of the PRC promulgated by the Standing Committee of the National People’s Congress on May 12, 1994 and most recently amended on November 7, 2016, and the Measures for Record Filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce on June 25, 2004 and most recently amended on May 10, 2021, foreign trade business operators engaging in import or export of goods shall go through record filing and registration with the Ministry of Commerce or authorities entrusted by the Ministry of Commerce, unless otherwise stipulated by laws and administrative regulations and the Ministry of Commerce. Each of Vipshop Chongqing and Ningbo Shanshan Outlets Cross-border Trade Co., Ltd., or Ningbo Shanshan, which engages in import and export of goods, has completed the required filings and registration with the competent authorities entrusted by the Ministry of Commerce.
Certificate of the Customs on Registration of a Customs Declaration Entity
Pursuant to the Administrative Provisions of the PRC Customs on Record-Filing of Customs Declaration Entities promulgated by the General Administration of Customs on November 19, 2021, which took effect on January 1, 2022, in order to conduct customs declaration business in China, any customs declaration entity must go through the record-filing formalities with the Customs in accordance with the Provisions and the record-filing of customs declaration entities is valid permanently unless revoked. Each of Vipshop China, Vipshop Chongqing, and Ningbo Shanshan has completed the record-filing formalities with the Customs for its customs declaration business.
Record-Filing with the Immigration Inspection and Quarantine Agency
Pursuant to the Law on Import and Export Commodity Inspection promulgated by the Standing Committee of the National People’s Congress on February 21, 1989 and most recently amended on April 29, 2021, and the Implementing Regulations of the Law on Import and Export Commodity Inspection promulgated by the State Council on August 31, 2005 and most recently amended on March 2, 2019, the consignees or the consignors of imported and exported commodities may complete declaration formalities for inspection on its own or entrust a declaration agent enterprise to complete declaration formalities for inspection and shall complete filing formalities with the immigration inspection and quarantine agency in accordance with the law. Each of Vipshop China, Vipshop Chongqing, and Ningbo Shanshan has completed the required filings formalities with the competent immigration inspection and quarantine agency.
Regulations Relating to Information Security
The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.
In December 2015, the Standing Committee of the National People’s Congress promulgated the
Anti-Terrorism
Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.
In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On December 28, 2021, the Cyberspace Administration of China and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022, and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before an overseas listing. While we have not been officially identified as a critical information infrastructure operator by any government authorities as of the date of this annual report, we have been directed by the Office of Cyberspace Affairs Commission of the Guangzhou Municipal Party Committee to conduct cybersecurity self-examinations, including in accordance with the Cybersecurity Examination Guidance for Critical Information Infrastructure Operators in Guangzhou (2020). We have conducted such cybersecurity self-examinations
as directed and have submitted the corresponding cybersecurity self-examination reports to the responsible government authority. In other words, we have been subject to requirements imposed under certain PRC laws and regulations that have an apparent application on critical information infrastructure operators and as such it is possible that we may be identified as a critical information infrastructure operator. If we are designated as a critical information infrastructure operator, we will be subject to the requirement of a cybersecurity review and such other requirements and scrutiny from PRC government authorities and under applicable laws and regulations, which may increase our compliance costs and affect our ability to conduct overseas offerings. For example, in relation to our procurement of network products or services, we may be required to assess if there is any national security risk involved when such products or services are used, and if national security will be affected or may be affected. We may be required to apply to the Office of Cybersecurity Review of the CAC for cybersecurity review. We may also be obligated to comply with a hierarchical cybersecurity network security system that has been introduced, and to implement technical measures and to take other necessary actions to address cybersecurity incidents, prevent cyber-attacks, forestall illegal and criminal activities, safeguard the security and stable operation of critical information infrastructure, and maintain data integrity, confidentiality and availability.
For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.
On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.
On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations on Network Data Security, and will accept public comments until December 13, 2021. The Draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations on Network Data Security, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Regulations on Network Data Security remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Draft Regulations on Network Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of the Draft Regulations mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations on Network Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, we do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.
On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.
On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.
On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante
security assessment and evaluation of cross-border data transfer is required by the CAC.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.
In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in
and
log-out
time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.
On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of internet service provider and the severe situations of the relevant crimes.
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
On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.
Regulations Relating to
E-Commerce
On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which took effect on May 1, 2021. Under the Measures for the Supervision and Administration of Online Transactions, online transaction operators engaging in business activities should follow the principles of voluntariness, equality, fairness, and good faith, comply with laws, regulations, rules, business ethics, public order, and good morals, participate in market competition fairly, earnestly perform statutory obligations, actively assume subject responsibilities, and accept supervision from all sectors of the society. Online transaction platform operators should require business operators that are applying to sell goods or provide services on their platforms to provide authentic information such as information relating to identity, address, contact, and administrative license, verify and register such information, create registration files, and verify and update such information at least once every six months. In addition, online transaction platform operators should establish an inspection and monitoring system relating to information of business operators on their platforms and relating to goods and services such business operators advertise. Where an online transaction platform operator identifies any information relating to goods and services on its platforms that is in violation of laws, regulations or rules on market supervision and administration, damages national or public interests, or is detrimental to public order or good morals, it must take necessary measures to remove such information in accordance with the law, maintain relevant records, and report the same to the administration for market regulation.
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
Regulations Relating to Commercial Factoring Services
On June 27, 2012, the Ministry of Commerce issued the Notice on the Pilot Launch of Commercial Factoring which launched a commercial factoring pilot program in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The Ministry of Commerce further expanded the list of commercial factoring pilot areas to include Chongqing Liangjiang New Area and certain other areas in August 2013. Pursuant to the notices of the Ministry of Commerce, the local government of those pilot areas promulgated its own rules to implement the pilot program. Under these notices and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the Ministry of Commerce or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, and management and collection of accounts receivable and credit risk guarantee. A commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans or to specialize in or carry out debt collection.
On October 18, 2019, the General Office of the China Banking and Insurance Regulatory Commission issued the Notice of Strengthening the Supervision and Administration of Commercial Factoring Enterprises, which was amended on June 21, 2021, and provides that commercial factoring enterprises must conduct business operations in accordance with laws and regulations, and may not commit any of the following conduct or provide any of the following services: (i) absorbing, or absorbing in any disguised form, public deposits, (ii) borrowing funds through online lending information intermediary institutions, various local trading places, asset management institutions, privately offered investment funds, and other institutions; (iii) borrowing funds from other commercial factoring enterprises or doing so in any disguised form; (iv) providing loans for its account or for the account of another party; (v) engaging in the collection of accounts receivable or debts irrelevant to commercial factoring in a specialized manner or conducting the same on behalf of another party; (vi) factoring financing based on any illegal underlying transaction contract, consignment contract, accounts receivable with disputable ownership, or a claim for payment arising from any bill or other negotiable securities; and (vii) other activities prohibited by the state.
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
Regulations Relating to Overseas Listing and M&A
On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which took effect on

January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.
On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.
According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on
offering within three business days after completion of the
follow-on
offering, (iii) with respect to its
follow-on
offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be.
Non-compliance
with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.
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
On October 23, 2021, the Standing Committee of the National People’s Congress issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.
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
On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.
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
Regulations Relating to Advertising
The PRC government regulates advertising, including online advertising, principally through the SAMR. The PRC Advertising Law, as promulgated on October 27, 1994 and most recently amended on April 29, 2021 by the Standing Committee of the National People’s Congress, outlines the general regulatory framework for advertising. According to the Advertising Law, advertisers, advertising service providers, and advertising publishers are required to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, advertisements must not contain terms such as “the state-level,” “the highest grade,” “the best,” or such similar wording. In addition, the use of internet to distribute advertisements must not affect the normal use of the internet by users. Where internet information service providers are aware or ought to be aware that illegal advertisements are being published or distributed using their services, they are obliged to prevent such distribution.
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
Copyright
Copyright in China, including copyrighted software, is principally protected under the Copyright Law which was promulgated by Standing Committee of the National People’s Congress on September 7, 1990 and of which the most recent amendment took effect as of June 1, 2021. Under the Copyright Law, PRC citizens, legal persons, or other organizations enjoy copyright over their works which refer to original intellectual achievements in the fields of literature, art, and science which can be expressed in a certain form including written works, oral works, computer software, and other intellectual achievements which comply with the characteristics of the works, whether published or not. The term of protection for copyrighted software is 50 years.
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
Patent
According to the PRC Patent Law, which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and most recently amended on October 17, 2020, patent protection is divided into three categories, namely, invention patents, utility model patents, and design patents. Invention patents are valid for twenty years from the date of application, while design patents are valid for fifteen years from the date of application and utility patents are valid for ten years from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness, and practicability. Once an invention patent, or an utility model patent is granted, unless otherwise permitted by law, no individual or entities are permitted to engage in the manufacture, use, sale, or import of the product protected by such patent or otherwise engage in the manufacture, use, sale, or import of the product directly derived from applying the production technology or method protected by such patent, without consent of the patent holder, otherwise, the use will constitute an infringement of the patent rights.
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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign invested enterprise, or a foreign-invested enterprise, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay Renminbi loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date, and was partially amended on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effect on the same date. Pursuant to SAFE Circular 16, foreign-invested enterprises (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such SAFE circulars could result in severe monetary or other penalties. On October 23, 2019, SAFE issued the SAFE Circular 28, pursuant to which foreign-invested enterprises whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Special Administrative Measures for Entrance of Foreign Investment (Negative List) and the target investment projects are genuine and in compliance with laws.
In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which was most recently amended in December 2019. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment
expenses accounts, foreign exchange capital accounts, and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which was further revised in 2015, 2018, and 2019, which specify that the administration by SAFE or its local branches over direct investment by foreign investors in China shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.
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
On April 4, 2018, the Ministry of Finance and STA jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, which took effect on May 1, 2018. According to Circular 32: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11%, respectively, tax rates are adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, the deduction rate is adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 16%, the taxes are calculated at the deduction rate of 12%; (iv) for exported goods originally subject to the tax rate of 17% and export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 11% and export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. To further reduce VAT, on March 30, 2019, the Ministry of Finance, STA, and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, or the STA Announcement 39, which took effect on April 1, 2019. According to the announcement: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 16% and 10%, tax rates are adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, the deduction rate is adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 13%, the taxes are calculated at the deduction rate of 10%; (iv) for exported goods originally subject to the tax rate of 16% and export tax refund rate of 16%, the export tax refund rate is adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 10% and export tax refund rate of 10%, the export tax refund rate is adjusted to 9%. The STA Announcement 39 took effect on April 1, 2019 and shall be prevail in case of any conflict with existing provisions.
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
E-Commerce,
respectively.

(2)	A consolidated affiliated entity primarily engaged in operating e-commerce platform.
(3)	A subsidiary primarily engaged in warehousing, logistics, product procurement, research and development, technology development, and consulting businesses.
(4)	A subsidiary primarily engaged in product procurement business.
(5)	Subsidiaries primarily engaged in retail businesses and warehousing services in the cities of Jianyang, and Zhaoqing, and the regions around them.
(6)	A subsidiary primarily engaged in software development and information technology support.
(7)	A subsidiary primarily engaged in supplier chain services.
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
We face risks with respect to the contractual arrangements with our consolidated affiliated entities and their shareholders. If our consolidated affiliated entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements that give us effective control over the consolidated affiliated entities may be limited. If we are unable to maintain effective control over our consolidated affiliated entities, we would not be able to continue to consolidate their financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements with our consolidated affiliated entities, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2019, 2020, and 2021, our subsidiaries contributed in aggregate approximately 96.0%, 97.7%, and 97.4%, respectively, of our total consolidated net revenues, exclusive of revenues derived from our consolidated affiliated entities. As of December 31, 2019, 2020, and 2021, our holding company and our subsidiaries accounted for an aggregate of 78.7%, 91.9%, and 90.8%, respectively, of our consolidated total assets (excluding assets attributable to transactions with our consolidated affiliated entities).
For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure.”

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our online commerce and the distribution of internet content in China do not comply with relevant PRC government restrictions on foreign investment in value-added telecommunication, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform.” And “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plants and Equipment
We are headquartered in Guangzhou. In the second half of 2015, we purchased property in Pazhou, Guangzhou, and started constructing our new office headquarters of approximately 170,000 square meters in 2016, which was completed in 2020. We have moved into the new office headquarters in October 2020. In addition to the office headquarters in Guangzhou, as of December 31, 2021, we had over 38,000 square meters of office space and 3.4 million square meters of warehouse space across China, of which 3.3 million square meters of warehouse space is owned by our company.
A summary of our owned and leased properties as of December 31, 2021 is shown below:

Location/Business	Space	Usage of Property
	(in square meters)
Guangzhou—Owned	168,519	Office space
Guangzhou—Leased	10,777	Office space
Shanghai—Owned	18,385	Office space
Other cities in China—Owned	3,646	Office space
Other cities in China—Leased	5,712	Office space
Sub-total	207,039
China Domestic—Owned (1)	3,303,357	Logistics centers
China Domestic—Leased (1)	56,648	Logistics centers
Sub-total	3,360,005
China Domestic—Owned	1,102,035	Retail property for Shan Shan Outlets
China Domestic—Leased	8,025	Office space and warehouses for Shan Shan Outlets
Sub-total	1,110,060
China Domestic—Leased	213,107	Retail property for Vipshop offline stores
China Domestic—Leased	89,491	Retail property for Vipmaxx offline stores
China Domestic—Leased	136,764	Retail property for city outlet
Sub-total	439,362
Guangzhou—Owned	6,293	General operational purposes

Notes:
(1)	Includes bonded warehouses under customs supervision in mainland China.
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
We began our operations in August 2008 and have grown significantly since then. In 2019, 2020, and 2021, we fulfilled approximately 566.3 million, 692.4 million and 786.6 million customer orders, respectively, and we generated total net revenues of RMB92.99 billion, RMB101.86 billion, and RMB117.06 billion (US$18.37 billion), respectively. In 2019, 2020, and 2021, we generated net income of RMB3.99 billion, RMB5.92 billion, and RMB4.69 billion (US$736.4 million), respectively. Our net income in 2019, 2020, and 2021 reflected non-cash
share-based compensation expenses in an aggregate amount of RMB688.1 million, RMB951.0 million, and RMB1,010.0 million (US$158.5 million), respectively.
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
Our results of operations are also affected by the regulations and industry policies related to the online retail market. Although we have generally benefited from the Chinese government’s policies to encourage economic growth, we are also affected by the complexity, uncertainties and changes in China regulation of the internet industry. Due to PRC legal restrictions on foreign equity ownership of and investment in the online retail sector in China, we rely on contractual arrangements with our consolidated affiliated entities and their shareholders to conduct most of our business in China. We face risks associated with our control over our consolidated affiliated entities, as our control is based upon contractual arrangements rather than equity ownership. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure.”
Substantially all of our revenues and workforce are concentrated in China. The
COVID-19
pandemic has resulted in quarantines, travel restrictions, and the temporary closure of business venues and facilities in China from time to time since 2020. Since March 2022, with the new Omicron variant spreading rapidly in certain parts of China, many of the social restrictions and quarantine measures in China have been reintroduced and tightened, and some of the warehousing and logistics networks have experienced disruptions or delays. In addition, the global spread of
COVID-19
in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations will depend on future developments, especially the effectiveness of the global containment of the
COVID-19,
which are highly uncertain and unpredictable.

Our net income decreased by 20.7% from RMB5.92 billion in 2020 to RMB4.69 billion (US$736.4 million) in 2021. As of December 31, 2021, we had cash and cash equivalents of RMB16.30 billion (US$2.56 billion) and short-term investments of RMB5.38 billion (US$844.5 million). Our short-term investments consist primarily of investments in financial products offered by commercial banks in China with fixed maturity dates ranging from three months to one year. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business, financial condition, and results of operations have been and may continue to be adversely affected by the
COVID-19
pandemic.”
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
The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
Total net revenues (RMB in thousands)	92,994,418	101,858,489	117,059,678
Active customers (in millions)	69.0	83.9	93.9
Total orders (in millions)	566.3	692.4	786.6
Average orders per active customer	8.2	8.3	8.4
GMV (RMB in billions)	148.2	165.0	191.5
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
Operating Expenses
Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content expenses, (iv) general and administrative expenses, and (v) goodwill impairment loss. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the year ended December 31,
	2019		2020		2021
	RMB’000%		RMB’000%		RMB’000	US$’000%
Fulfillment expenses	7,317,706	7.9	6,878,991	6.8	7,652,504	1,200,845	6.5
Marketing expenses	3,323,927	3.6	4,284,274	4.2	5,089,213	798,609	4.3
Technology and content expenses	1,568,107	1.7	1,221,264	1.2	1,517,307	238,099	1.3
General and administrative expenses	4,064,264	4.4	3,748,548	3.7	4,189,690	657,454	3.6
Goodwill impairment loss	278,263	0.2	—	—	—	—	—

Total operating expenses	16,552,267	17.8	16,133,077	15.9	18,448,714	2,895,007	15.7

Fulfillment expenses
.
Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses, and logistics center rental expenses, as well as compensation and benefits of our logistics staff. Our shipping and handling expenses were RMB4.63 billion, RMB4.51 billion and RMB5.24 billion (US$822.1 million) in 2019, 2020, and 2021, respectively. Our fulfillment services utilize regional logistics hubs and rely on high-quality delivery service providers with national coverage. We expect our fulfillment expenses as a percentage of our total net revenue to remain stable in the foreseeable future as we believe it has already achieved a relatively optimal level.
Marketing expenses
.
Marketing expenses primarily represent advertising expenses incurred in connection with our brand promotional activities, as well as compensation and benefits of our marketing staff. In the foreseeable future, we expect to further optimize our customer acquisition costs and keep marketing expenses at a manageable level.
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
General and administrative expenses
.
General and administrative expenses primarily consist of compensation and benefits of our headquarters and administrative staff, rental expenses, costs for professional services, payment processing fees, impairment of warehouses, the provision of assets and severance payments related to the cessation of Pinjun operations, and other administrative and overhead expenses. We expect our general and administrative expenses to remain relatively stable in the foreseeable future.
Goodwill impairment loss
.
Goodwill impairment loss primarily consists of the impairment of goodwill of Pinjun in 2019. There is no goodwill impairment loss in 2020 or in 2021. A goodwill impairment loss is recognized for the amount by which the carrying amount of a reporting unit, including goodwill, exceeds its fair value, and is limited to the total amount of goodwill allocated to that reporting unit.
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
Hong Kong
Our subsidiary incorporated in Hong Kong is subject to a
two-tiered
income tax rate for taxable income earned in Hong Kong, effective on April 1, 2018. The first two million Hong Kong dollars of profits it earns are subject to an income tax rate of 8.25%, while the remaining profits continue to be taxed at the existing tax rate, 16.5%. Under Hong Kong tax law, our subsidiary incorporated in Hong Kong is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. Hong Kong income tax was not provided in our consolidated financial statements for the years ended December 31, 2019 and 2021 and was provided for the years ended December 31, 2020, as our Hong Kong subsidiary was in tax loss position in 2019 and 2021 and generated assessable income in 2020.
Mainland China
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
E-Commerce
Co., Ltd., or Vipshop Chongqing, Vipshop (Zhuhai)
E-Commerce
Co., Ltd., or Vipshop Zhuhai and Pinwei Software, that enjoyed the following preferential tax treatment on an annual renewal basis. Vipshop Jianyang and Vipshop Chongqing were classified as “encouraged enterprises in the western regions in an industry sector encouraged by the PRC government” and enjoyed a preferential tax rate of 15%. Vipshop Zhuhai also enjoyed a preferential tax rate of 15% similarly. The term “encouraged enterprise in an industry sector encouraged by the PRC government” as used herein refers to an enterprise incorporated in certain region whose primary business falls into the scopes of the encouraged industries stipulated in the existing related policies, including Catalog of Encouraged Industries in the Western Region (2020 Version), Industrial Restructuring Guidance Catalog, Catalog of Industries for Encouraged Foreign Investment (2020 Version), Circular of the Ministry of Finance and the State Administration of Taxation on the Preferential Enterprise Income Tax Policies and Catalog for Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province, and Qianhai
Shenzhen-Hong
Kong Modern Service Industry Cooperation Zone of Shenzhen City. In 2020, Pinwei Software was classified as a “high tech enterprise” by the local tax authority, which classification will remain valid for three years, and is entitled to a preferential tax rate of 15% pursuant to the PRC Enterprise Income Tax Law.
We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019, 2020, and 2021, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties related to income tax matters, if any, in income tax expense.
The amount of tax loss carry forwards of our certain subsidiaries was RMB1.23 billion, RMB1.27 billion, and RMB1.69 billion (US$265.1 million) as of December 31, 2019, 2020, and 2021, respectively. We provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2019, 2020, and 2021, respectively, as our management is not able to conclude that the future realization of some of such net operating loss carry forwards is more likely than not.
We had enterprise income tax recoverable of approximately RMB1.9 million (US$0.3 million) as of December 31, 2021. Enterprise income tax recoverable occurred due to the overpaid enterprise income tax for certain PRC subsidiaries during the quarterly filing in 2021 and is expected to be refunded in the final annual tax settlement in May 2022.
As of December 31, 2019, 2020, and 2021, we had VAT recoverable of approximately RMB1.43 billion, RMB907.7 million and RMB745.5 million (US$117.0 million), respectively. VAT recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB528.8 million, RMB510.2 million and RMB391.4 million (US$61.4 million) as of December 31, 2019, 2020, and 2021, respectively, included as accrued expenses and other current liabilities. We do not net off VAT recoverable and payable from different entities within our group companies.
For more information on PRC tax regulations, see “Item 4.B. Information on the Company—Regulation—Regulations Relating to Tax” and “Item 10.E. Additional Information—Taxation—People’s Republic of China Taxation.”
Inflation
Inflation in China has not historically materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020, and 2021 in China were increases of 4.5%, 0.2% and 0.9%, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Product revenues	88,721,311	97,449,712	111,256,902	17,458,636
Other revenues	4,273,107	4,408,777	5,802,776	910,582

Total net revenues	92,994,418	101,858,489	117,059,678	18,369,218

Cost of revenues (1)	(72,314,190)	(80,573,181)	(93,953,121)	(14,743,295)

Gross profit	20,680,228	21,285,308	23,106,557	3,625,923

Operating expenses (2)
—Fulfillment expenses (3)	(7,317,706)	(6,878,991)	(7,652,504)	(1,200,845)
—Marketing expenses	(3,323,927)	(4,284,274)	(5,089,213)	(798,609)
—Technology and content expenses	(1,568,107)	(1,221,264)	(1,517,307)	(238,099)
—General and administrative expenses	(4,064,264)	(3,748,548)	(4,189,690)	(657,454)
—Goodwill impairment loss	(278,263)	—	—	—

Total operating expenses	(16,552,267)	(16,133,077)	(18,448,714)	(2,895,007)

Other operating income	645,413	707,855	924,579	145,087

Income from operations	4,773,374	5,860,086	5,582,422	876,003
Impairment loss of investments	(127,589)	(43,160)	(414,780)	(65,088)
Interest expense	(86,004)	(67,357)	(14,461)	(2,269)
Interest income	217,027	449,017	671,461	105,367
Exchange loss	(935)	(160,097)	(37,052)	(5,814)
Investment gain and revaluation of investments	166,932	980,868	85,685	13,446

Income before income taxes and share of income of equity method investees	4,942,805	7,019,357	5,873,275	921,645
Income tax expenses	(983,554)	(1,130,016)	(1,222,704)	(191,869)
Share of income of equity method investees	27,182	30,015	42,303	6,638

Net income	3,986,433	5,919,356	4,692,874	736,414

Net income/(loss) attributable to non-controlling interests	30,399	(12,399)	(11,801)	(1,852)

Net income attributable to our shareholders	4,016,832	5,906,957	4,681,073	734,562

Notes:
(1)
Excludes shipping and handling expenses, and includes inventory write-down which amounted to RMB347.5 million, RMB554.9 million and RMB35.3 million (US$5.5 million) in the years ended December 31, 2019, 2020, and 2021, respectively.

(2)	Include share-based compensation expenses as set forth below:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	(112,683)	(100,486)	(88,985)	(13,964)
Marketing expenses	(35,038)	(16,534)	(26,834)	(4,211)
Technology and content expenses	(180,493)	(152,234)	(252,730)	(39,659)
General and administrative expenses	(359,869)	(681,794)	(641,464)	(100,660)

Total	(688,083)	(951,048)	(1,010,013)	(158,494)

(3)	Include shipping and handling expenses, which amounted to RMB4.63 billion, RMB4.51 billion and RMB5.24 billion (US$822.1 million) in the years ended December 31, 2019, 2020, and 2021, respectively.
Segment Information
The following table sets forth our segment operating results for the years ended December 31, 2019, 2020, and 2021.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Segment Net Revenues
Vip.com	91,435,282	99,324,590	114,189,757
Shan Shan Outlets	245,817	1,151,331	1,579,032
Others	2,638,702	2,904,182	3,202,867
Inter-segment revenues (1)	(1,325,383)	(1,521,614)	(1,911,978)

Total	92,994,418	101,858,489	117,059,678

Segment Income/(Loss) from Operations
Vip.com	5,267,814	6,656,721	6,158,560
Shan Shan Outlets	6,255	187,499	357,602
Others	227,719	2,291	88,065
Unallocated expenses (2)	(728,414)	(986,425)	(1,021,805)

Total	4,773,374	5,860,086	5,582,422

Notes:
(1)
Inter-segment revenues mainly consist of payment processing, inter platform technical services, warehousing rental services and supply chain management services, promotion services provided by Vip.com to internet finance business and internal procurement between offline shops, Shanshan outlets and Vip.com.

(2)	Unallocated expenses include share-based compensation and amortization of intangible assets resulting from business acquisitions, which are not allocated to segments.

The following table sets forth interest income and interest expenses (included in the measurement of segment profit or loss) for the years ended December 31, 2019, 2020, and 2021.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Segment Interest Income
Vip.com	167,550	313,183	528,294
Shan Shan Outlets	11,746	63,282	57,732
Others	54,765	72,552	85,736
Inter-segment interest income	(17,034)	—	(301)

Total	217,027	449,017	671,461

Segment Interest Expense
Vip.com	(42,424)	(61,850)	(13,864)
Shan Shan Outlets	(8,989)	(5,507)	(597)
Others	(51,625)	—	(301)
inter-segment interest expense	17,034	—	301

Total	(86,004)	(67,357)	(14,461)

The following table sets forth assets information in the reportable segments reviewed by our management.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Segment Assets
Vip.com	37,727,525	44,087,467	46,042,338
Shan Shan Outlets	5,732,260	8,766,027	10,692,051
Others	5,122,893	6,087,320	5,553,152

Total	48,582,678	58,940,814	62,287,541

Our Vip.com segment contributes to a significant majority of our results of operations, which are compared and analyzed on a year-on-year
basis as follows.
Comparison of 2021 and 2020
Net Revenues
.
Our total net revenues increased from RMB101.86 billion in 2020 to RMB117.06 billion (US$18.37 billion) in 2021, primarily due to an increase in product revenue from RMB97.45 billion to RMB111.26 billion (US$17.46 billion), as well as an increase in our other revenue from RMB4.41 billion in 2020 to RMB5.80 billion (US$910.6 million) in 2021 following our expansion into other services. The number of our active customers increased from 83.9 million in 2020 to 93.9 million in 2021. The number of our total orders increased from 692.4 million in 2020 to 786.6 million in 2021, primarily due to an increase in the number of active customers. Through our regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2021. 97.9% of the total orders we fulfilled in 2021 were placed by repeat customers, as compared to 97.7% in 2020.
Cost of Revenues
.
Our cost of revenues increased from RMB80.57 billion in 2020 to RMB93.95 billion (US$14.74 billion) in 2021, primarily due to the significant increase in cost of products sold in line with the increase in our products sales volume.
We recorded RMB554.9 million and RMB35.3 million (US$5.5 million) in inventory write-down in 2020 and 2021, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 0.7% in

2020 and 0.04% in 2021. Such write-down primarily reflected the estimated net realizable value of damaged or obsolete inventory. The decrease in write-down from 2020 to 2021 was mainly due to our efforts in improving inventory management.
Gross Profit and Gross Margin
.
As a result of the foregoing, our gross profit increased from RMB21.29 billion in 2020 to RMB23.11 billion (US$3.63 billion) in 2021. Our gross margin decreased from 20.9% in 2020 to 19.7% in 2021, primarily due to our strategy to reinvest a certain portion of our gross profit into improving customer experience and changing product portfolio.
Operating Expenses
.
Our operating expenses increased from RMB16.13 billion in 2020 to RMB18.45 (US$2.90 billion) in 2021, primarily due to increases in fulfillment expenses, marketing expenses, technology and content expenses, and general and administrative expenses.
Fulfillment expenses
. Our fulfillment expenses increased from RMB6.88 billion in 2020 to RMB7.65 billion (US$1.20 billion) in 2021. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB4.51 billion in 2020 to RMB5.24 billion (US$822.1 million) in 2021. The increase in our fulfillment expenses is primarily due to a significant increase in our sales volume and the number of orders. In 2021, we fulfilled over 786.6 million customer orders, as compared to approximately 692.4 million customer orders in 2020. Our fulfillment expenses as a percentage of our total net revenues decreased from 6.8% in 2020 to 6.5% in 2021, primarily due to scale effect associated with the growth in our total revenue and improved efficiency of our regional warehouses.
Marketing expenses
. Our marketing expenses increased from RMB4.28 billion in 2020 to RMB5.09 billion (US$798.6 million) in 2021, primarily attributable to increased investment in advertising activities relating to customer acquisition and retention.
Technology and content expenses.
Our technology and content expenses increased from RMB1.22 billion in 2020 to RMB1.52 billion (US$238.1 million) in 2021, and also slightly increased from 1.2% to 1.3% as a percentage of our total net revenues during the same period, primarily due to our continuing efforts to invest in human capital and advanced technologies.
General and administrative expenses
. Our general and administrative expenses increased from RMB3.75 billion in 2020 to RMB4.19 billion (US$657.5 million) in 2021, primarily due to the expansion of our business and improved employee benefits. Our general and administrative expenses slightly decreased from 3.7% to 3.6% as a percentage of our total net revenues during the same period, primarily due to scale effect associated with the growth in total net revenue.
Goodwill impairment loss
. Our goodwill impairment loss was nil in 2021.
Other Operating Income
.
Our other operating income amounted to RMB924.6 million (US$145.1 million) in 2021, as compared to RMB707.9 million in 2020. Our other operating income in 2021 was primarily due to income derived from government grants and tax rebates.
Interest Expenses
.
We incurred RMB14.5 million (US$2.3 million) interest expenses in 2021, as compared to RMB67.4 million in 2020, primarily due to the payment of certain short-term loan with higher interest ratio in the first quarter of 2021.
Interest Income
.
Our interest income increased from RMB449.0 million in 2020 to RMB671.5 million (US$105.4 million) in 2021, primarily due to the increase of interest bearing investments, such as the deposits and short-term investments in the banks.
Share of Income of Equity Method Investees
.
Our share of results of equity method investees increased from share of income of RMB30.0 million in 2020 to RMB42.3 million (US$6.64 million) in 2021, which was primarily due to the increase of share of income from Sequoia Fashion and Technology Industry Fund Investment Limited Partnership and the equity method investees under Shan Shan Outlets, partially offset by the increase of share of loss from Kunshan Baowei Information Technology Limited and Sichuan VipFubon Consumer Finance Co., Ltd.
Net Income
.
As a result of the foregoing, we recorded a net income of RMB4.69 billion (US$736.4 million) in 2021, as compared to a net income of RMB5.92 billion in 2020.
Net Income Attributable to
Non-controlling
Interests
.
We recorded net income attributable to
non-controlling
interests of RMB11.8 million (US$1.9 million) in 2021, as compared to net income attributable to non-controlling
interests of RMB12.4 million in 2020, which was primarily due to the increase of net loss attributable to non-controlling
shareholders of city outlets.
Comparison of 2020 and 2019
Net Revenues
.
Our total net revenues increased from RMB92.99 billion in 2019 to RMB101.86 billion in 2020, primarily due to an increase in the number of active customers as 96.7% of our net revenues are from product revenue, and the fluctuation of other revenue between 2020 and 2019 was not material. The number of our active customers increased from 69.0 million in 2019 to 83.9 million in 2020. The number of our total orders increased from 566.3 million in 2019 to 692.4 million in 2020, primarily due to an increase in the number of active customers. Through our regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2020. 97.7% of the total orders we fulfilled in 2020 were placed by repeat customers, as compared to 97.6% in 2019.
Cost of Revenues
.
Our cost of revenues increased from RMB72.31 billion in 2019 to RMB80.57 billion in 2020, primarily due to the significant increase in cost of products sold in line with the increase in our products sales volume.
We recorded RMB347.5 million and RMB554.9 million in inventory write-down in 2019 and 2020, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 0.5% in 2019 and 0.7% in 2020. Such write-down primarily reflected the estimated net realizable value of damaged or obsolete inventory. The increase in write-down from 2019 to 2020 was mainly due to the increase in the volume of aged inventory in our offline stores as a result of the
COVID-19.
Gross Profit and Gross Margin
.
As a result of the foregoing, our gross profit increased from RMB20.68 billion in 2019 to RMB21.29 billion in 2020. Our gross margin decreased from 22.2% in 2019 to 20.9% in 2020, primarily due to (i) implementation of free shipping on orders over RMB88, which in turn reduced our shipping revenues included as part of our net revenues, and the introduction of certain new discount privileges of our Super VIP Membership program and our strategy to increase discounts and coupons during promotional events, and (ii) increase in inventory write-down due to the temporary inventory backlog in offline stores during the
COVID-19
pandemic as described above.
Operating Expenses
.
Our operating expenses decreased from RMB16.55 billion in 2019 to RMB16.13 billion in 2020, primarily due to decreases in fulfillment expenses, technology and content expenses, and general and administrative expenses, partially offset by the increase in marketing expenses:
Fulfillment expenses
. Our fulfillment expenses decreased from RMB7.32 billion in 2019 to RMB6.88 billion in 2020. Our fulfillment expenses as a percentage of our total net revenues decreased from 7.9% in 2019 to 6.8% in 2020. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, decreased from RMB4.63 billion in 2019 to RMB4.51 billion in 2020. The decrease in our fulfillment expenses is primarily due to optimized logistics through outsourcing all the deliveries of our orders to third-party delivery partners with national coverage in 2020 and order fulfillment arrangements such as more employment of JITX model.

•
Marketing expenses
. Our marketing expenses was increased from RMB3.32 billion in 2019 to RMB4.28 billion in 2020, primarily attributable to increased investment in advertising activities relating to customer acquisition and retention.

•
Technology and content expenses
. Our technology and content expenses decreased from RMB1.57 billion in 2019 to RMB1.22 billion in 2020, primarily due to decrease in the number of personnel in our IT department. In the past two years, it was our strategy to focus on the online discount retail as its core business, and therefore reduced headcounts in certain non-core
business areas in order to improve operating efficiency. Our technology and content expenses also decreased from 1.7% to 1.2% as a percentage of our total net revenues during the same period, primarily due to scale effect associated with the rapid growth in total net revenue and the aforementioned decrease in IT personnel.

•
General and administrative expenses
. Our general and administrative expenses decreased from RMB4.06 billion in 2019 to RMB3.75 billion in 2020, primarily due to severance payments and impairment of assets related to the discontinuation of Pinjun in 2019, partially offset by (i) an increase in share-based compensation derived from options granted to executives in January 2020, and (ii) an increase in general and administrative expenses of Shan Shan Outlets since its acquisition during the third quarter of 2019.

•	Goodwill impairment loss . Our goodwill impairment loss was nil in 2020.
Other Operating Income
.
Our other operating income amounted to RMB707.9 million in 2020, as compared to RMB645.4 million in 2019. Our other operating income in 2020 was primarily due to income derived from tax rebates.
Interest Expenses
.
We incurred RMB67.4 million interest expenses in 2020, as compared to RMB86.0 million in 2019, primarily due to the decrease in interest expenses for the securitization debt as it was paid off in the second and third quarter of 2019.
Interest Income
.
Our interest income increased from RMB217.0 million in 2019 to RMB449.0 million in 2020, primarily due to the increase of interest bearing investments, such as the deposits and short-term investments in the banks.
Share of Income of Equity Method Investees
.
Our share of results of equity method investees increased from share of income of RMB27.2 million in 2019 to share of income of RMB30.0 million in 2020, which was primarily due to the increase of share of income from Shan Shan Outlets, partially offset by the increase of share of loss from Shenzhen Tencent Puhe Limited Partnership and Sequoia Fashion and Technology Industry Fund Investment Limited Partnership.
Net Income
.
As a result of the foregoing, we recorded a net income of RMB5.92 billion in 2020, as compared to a net income of RMB3.99 billion in 2019.
Net (Income)/Loss Attributable to
Non-controlling
Interests
.
We recorded net income attributable to
non-controlling
interests of RMB12.4 million in 2020, as compared to net loss attributable to non-controlling
interests of RMB30.4 million in 2019, which was primarily due to (i) net income/loss attributable to non-controlling
shareholders of Shan Shan Outlets changed from a loss of RMB3.1 million to an income of RMB15.1 million, mainly attributable to the acquisition of Shanjing Business Management (Ningbo) Co., Ltd. in 2020, and (ii) the net income attributable to non-controlling
shareholders of Pinjun changed from net loss in 2019 to net income in 2020, as a result of termination of Pinjun, our delivery service unit.

B.	Liquidity and Capital Resources
As of December 31, 2020 and 2021, we had RMB12.81 billion (US$2.0 billion) and RMB17.17 billion (US$2.69 billion), respectively, in cash, cash equivalents and restricted cash. We had short-term investments with an aggregate outstanding amount of RMB5.38 billion (US$844.5 million) as of December 31, 2021. Our cash and cash equivalents primarily consist of cash on hand, short-term bank demand deposits and highly liquid investments with maturities of less than three months. We also procured several bank borrowings in an aggregate amount of RMB1.98 billion (US$310.0 million) and had unutilized banking facilities in an amount of RMB2.53 billion (US$396.1 million) as of December 31, 2021. We believe that our current cash, cash equivalents, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. However, we may need additional capital in the future to fund our continued operations.
As of December 31, 2020 and 2021, our cash, cash equivalents, restricted cash and short-term investments are held in the following currency denominations and jurisdictions in which our subsidiaries domiciled:

	As of December 31,
	2020				2021
	Subsidiaries in PRC (1)	Subsidiaries in HK and Other Regions	Subsidiary in USA	Total	Subsidiaries in PRC (1)	Subsidiaries in HK and Other Regions	Subsidiary in USA	Total
Currency Denomination	(in thousands)
RMB	19,930,187	14,816	—	19,945,003	22,133,077	241,795	—	22,374,872
US$	96,768	33,750	5,054	135,572	47,592	59,821	54,904	162,317
Others	6,358	53,107	—	59,465	2,650	13,048	—	15,698

Total	20,033,313	101,673	5,054	20,140,040	22,183,319	314,664	54,904	22,552,887

Note:
(1)	Also include our consolidated affiliated entities in China.
As of December 31, 2020 and 2021, our cash, cash equivalents and restricted cash held by our consolidated affiliated entities and subsidiaries in China are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Consolidated affiliated entities in China	1,671,208	2,241,459	351,734
Subsidiaries in China	11,033,386	14,511,079	2,281,728

Total	12,704,594	16,752,538	2,633,462

As of December 31, 2020 and 2021, our short-term investments held by our consolidated affiliated entities and which consisted of our consolidated VIEs and other entities in China are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Short-term Investments:
Consolidated affiliated entities in China	1,051,966	791,814	124,253
Subsidiaries in China	6,276,753	4,589,804	720,240

Total	7,328,719	5,381,618	844,493

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
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	12,290,183	11,820,444	6,744,644	1,058,382
Net cash used in investing activities	(8,240,560)	(6,695,043)	(2,326,489)	(365,076)
Net cash used in financing activities	(6,256,700)	(20,839)	(58,788)	(9,225)
Effect of exchange rate changes	(112,110)	(12,526)	581	90
Cash, cash equivalents and restricted cash at beginning of year	10,038,472	7,719,285	12,811,321	2,010,376
Cash, cash equivalents and restricted cash at end of year	7,719,285	12,811,321	17,171,269	2,694,547
Operating Activities
Net cash from operating activities amounted to RMB6.74 billion (US$1.06 billion) in 2021, which was primarily attributable to a net income of RMB4.69 billion (US$736.4 million), adjusted for certain non-cash
expenses consisting primarily of (i) share-based compensation expenses of RMB1.01 billion (US$158.5 million),

and (ii) depreciation of property and equipment of RMB1.10 billion (US$172.1 million), attributable to increases in warehouse and outlets, (iii) impairment loss of equity method investees and other investments of RMB414.8 million (US$65.1 million). The adjustment for changes in operating assets and liabilities primarily reflected (i) an decrease in accounts payable of RMB1.94 billion (US$304.7 million), primarily due to the acceleration in settlement with supplier along with the more prudent procurement strategy, (ii) an decrease in inventories of RMB917.4 million (US$144.0 million) due to our efforts in improving our inventory management, (iii) an increase in advances from customers and accrued expenses and other current liabilities of RMB533.9 million (US$83.8 million), primarily due to the growth in our business.
Net cash from operating activities amounted to RMB11.82 billion in 2020, which was primarily attributable to a net income of RMB5.92 billion, adjusted for certain non-cash
expenses consisting primarily of
(i) share-based
compensation expenses of RMB951.0 million, (ii) depreciation of property and equipment of RMB970.1 million, attributable to increases in warehouse and outlets, (iii) inventory write-down of RMB554.9 million, (iv) investment gain and revaluation of investments of RMB293.1 million, primarily due to the market to market adjustments of changes of the fair values of investments,
(v) non-cash
lease expenses of RMB403.9 million, and (vi) changes in operating assets and liabilities, and gain on disposal of other investments of RMB351.9 million reclassified to investing activities. The adjustment for changes in operating assets and liabilities primarily reflected (i) an increase in accounts payable of RMB1.39 billion, primarily due to the increase in amounts received on behalf of third-party merchants along with the expansion of platform sales, (ii) a decrease in account receivables of RMB988.1 million, primarily due to the down-scale of our internet financing business, (iii) an increase in inventories of RMB527.2 million to support the increase in sales volume and develop the offline shops, (iv) a decrease in other receivables and prepayments of RMB727.4 million, primarily due to the decrease in the input tax to be deducted as a result of our taxation arrangements, and (v) an increase in accrued expenses and other current liabilities of RMB1.27 billion, primarily due to the increase in accrued shipping and handling expenses as well as accrued advertising expenses driven by the growth in our business.
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
Investing Activities
Net cash used in investing activities amounted to RMB2.33 billion (US$365.1 million) in 2021, primarily consisting of (i) RMB8.55 billion (US$1.34 billion) used for purchase of short-term investments, offset by RMB10.45 billion (US$1.64 billion) from redemption of short term investments upon maturities, (ii) RMB3.58 billion (US$561.6 million) capital expenditure relating to our construction and expansion of warehouses, land use rights, Shan Shan Outlets , as well as purchases of office and other operating equipment and IT software, offset by an amount of RMB395.1 million (US$62.0 million) from the disposal of property and equipment and land use right and an amount of RMB600.5 million (US$94.2 million) received from disposal of subsidiaries, (iii) RMB760.2 million (US$119.3 million) cash paid for investment in equity method investments and other investments, primarily consisting of investment in private equity fund and other equity method investees, (iv) RMB135.7 million (US$21.3 million) received from loan payments, offset by RMB262.3 million

(US$41.2 million) cash paid for loan originations, (v) Other investing activities mainly include RMB 500.0 million (US$78.5 million) deposits to Sichuan VipFubon Consumer Finance Co., Ltd as shareholder deposits, and (vi) RMB63.8 million (US$10.0 million) of proceeds from disposal of other investments.
Net cash used in investing activities amounted to RMB6.70 billion in 2020, primarily consisting of (i) RMB14.35 billion used for purchase of short-term investments, offset by RMB9.63 billion from redemption of short term investments upon maturities, (ii) RMB2.27 billion capital expenditure relating to our construction of warehouses and leasehold improvements, as well as purchases of office and other operating equipment, motor vehicles, IT software, and land use rights, (iii) RMB1.60 billion cash paid for investment in equity method investments and other investments, primarily consisting of investment in private equity fund and other equity method investees, (iv) RMB1.12 billion received from loan payments, offset by RMB819.8 million cash paid for loan originations, and (v) RMB1.05 billion of proceeds from disposal of other investments.
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
Financing Activities
Net cash used in financing activities amounted to RMB58.8 million (US$9.2 million) in 2021, primarily consisting of (i) RMB4.07 billion (US$638.5 million) of proceeds from bank borrowings and other borrowings, offset by RMB3.12 billion (US$490.3 million) of repayment to bank and other borrowings, (ii) RMB1.94 billion (US$304.2 million) of repurchase of ordinary shares, (iii) RMB461.1 million (US$72.4 million) of capital contributions from non-controlling
interests shareholders, and (iv) RMB419.8 million (US$65.9 million) of proceeds from issuance of ordinary shares upon exercise of share options.
Net cash used in financing activities amounted to RMB20.8 million in 2020, primarily consisting of RMB2.54 billion of proceeds from bank borrowings and other borrowings, offset by RMB2.69 billion of repayment to bank and other borrowings.
Net cash used in financing activities amounted to RMB6.26 billion in 2019, primarily consisting of (i) RMB4.22 billion of repayment of convertible senior notes, (ii) RMB1.82 billion of proceeds from bank borrowings and other borrowings, offset by RMB2.61 billion of repayment to bank and other borrowings, and (iii) RMB969.0 million of repayment of securitization debt.
Capital Expenditures
Our capital expenditures paid to acquire property and equipment and land use rights amounted to RMB4.28 billion, RMB2.27 billion, and RMB3.58 billion (US$561.6 million) in the years ended December 31, 2019, 2020, and 2021, respectively. Out of the foregoing capital expenditures, we paid RMB974.5 million, RMB34.6 million and RMB846.2 million (US$132.8 million) in the years ended December 31, 2019, 2020, and 2021, respectively, to acquire the land use rights of certain land located in China. Our capital expenditures were primarily for construction and expansion of warehouses, land use rights, Shan Shan Outlets and other logistic infrastructure from 2019 through 2021. We expect our capital expenditures to increase in 2022.
Holding Company Structure
Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax
profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. We set aside amounts of RMB184.2 million, RMB61.9 million and RMB87.1 million (US$13.7 million) to the general reserve during the years ended December 31, 2019, 2020, and 2021, respectively.
Material Cash Requirements
Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our operating lease obligations, capital expenditure commitments, purchase of services, debt obligations, and cash requirements for potential investments.
Our operating lease obligations primarily consist of the commitments under the lease agreements that expire at various dates from January 2022 through December 2034 for our office spaces, offline stores and certain equipment.
Our debt obligations primarily consist of the principal amount and cash interests in connection with banks and other loans from a related party and a third party.
Our capital expenditure commitments primarily consist of contracted future purchases of property and equipment.
We are commit to purchasing services from one of our related parties at an annual amount of US$20.0 million (approximately RMB127.5 million) in 2022.
In October 2019, we agreed to invest, in the capacity of a passive investor, up to RMB2.00 billion in a private equity fund. As of December 31, 2021, the outstanding amount of our committed contribution to the fund under this agreement was RMB1.52 billion (US$238.5 million). We will make further investment from time to time upon capital calls by the fund manager of the fund.
During the years ended December 31, 2020 and 2021, we acquired several limited partnership funds. As of December 31, 2021, our total contribution to these funds amounted to RMB243.7 million and there is a remaining investment commitment of RMB189.3 million (US$29.7 million). We will make further investment from time to time upon capital calls by the general partnership of these private equity funds.
We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
As of December 31, 2021, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

The following table sets forth our minimum contractual obligations as of December 31, 2021.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB’000)
Operating lease obligations	1,488,103	297,498	571,175	182,767	436,663
Short-term debt obligations	2,125,124	2,125,124	—	—	—
Capital expenditures commitment	765,700	618,704	140,329	6,667	—
Purchase of services	127.5	127.5	—	—	—
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021. While the above indicates our material cash requirements as of December 31, 2021, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

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
Our
back-end
modules, which refer to modules supporting our business operations, mainly include customer service, ERP, warehouse and logistics management, product information management, business intelligence, merchant platform and administration management systems. Our customer service system mainly consists of our customer relationship management system. Our ERP system is customized to integrate our business operations with brand partners on orders, accounting, and product distribution. Our operations system for warehouse and logistics management primarily consists of our warehouse management system, automating our warehouse and logistics operations and allowing us to efficiently manage our inventories, track our products, and deliver the orders to our customers in a timely fashion. We have designed our product information management system to perform a variety of functions. Other than basic product information management, it also offers category, pricing and sales inventory management, and facilitates product lifecycle management for our online and offline businesses. These systems enhance the efficiency of our operations.
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
Our technology and content expenses consist primarily of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our platform, including model fees and professional photography expenses. We incurred RMB1.57 billion, RMB1.22 billion, and RMB1.52 billion (US$238.1 million) in technology and content expenses in 2019, 2020, and 2021.
Intellectual Property
We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers and others to protect our proprietary rights. As of December 31, 2021, we had been granted 184 patents and submitted 345 patent applications in China, owned 1,944 registered trademarks in China and 118 registered trademarks outside China, 213 copyrights (including copyrights to 182 software products developed by us relating to various aspects of our operations), and 332 registered domain names that are material to our business, including
vip.com
and
vipshop.com
.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2021 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates
An accounting estimate is considered critical if it requires assumptions to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting estimates involve a higher degree of judgment and complexity in their application of assumptions.
We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.
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
change in the estimated good
in-transit
period would result in an increase or decrease of approximately RMB347.2 million, RMB409.8 million, and RMB492.8 million (US$77.3 million) to our total net revenues in the years ended December 31, 2019, 2020, and 2021.
Return rights
We offer our online sales customers with a right of return for a seven-day
period upon receipt of the products on sales from our Vipshop Online Platform. We reduce product revenues by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns and recorded as a refund liability included in accrued expenses and other current liabilities. The estimated refund liability contributed 0.2%, 0.3% and 0.3% of the net revenues for the years ended December 31, 2019, 2020 and 2021, respectively.
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
Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and assess the quality of the merchandise within each category. In determining the write-down percentages on inventories, the Company takes into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices, and future promotional events. Our inventory write-downs have not been material, and they contributed approximately 0.5%, 0.7% and 0.04% of the cost of sales for the years ended December 31, 2019, 2020 and 2021, respectively.
Valuation of goodwill and assets acquired in business acquisition
Business combinations are accounted for using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their respective fair values. The excess of the purchase price over the estimated fair value is recorded as goodwill.
Assigning fair market values to the assets acquired and liabilities assumed at the date of an acquisition requires knowledge of current market values and the values of assets in use, and often requires the application of estimates and assumptions with degree of uncertainty.

The methodology of fair value valuation incorporates various estimates and assumptions, projected revenue growth rates, profit margins and forecasted cash flows based on discount rates and terminal growth rates as well as replacement cost, market comparable attributed to the uncertainty of the estimate.
Income tax
We are subject to income taxes in PRC and other jurisdictions. We exercise significant judgment and record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We recognize the deferred income tax effects of a change in tax rates in the period of the enactment.
We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. The recognition of deferred tax assets is based on the assessment of whether it is probable that sufficient taxable profit will be available in the future to utilize the deductible temporary differences and the enacted tax rate will be in effect in the period in which the temporary differences are expected to reverse. This assessment requires estimates of the future financial performance of a particular legal entity or a tax group that has recognized the deferred tax asset. The estimates of the future financial performance and the applicability of preferential tax rates attributed to the uncertainty of the estimate.
We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2020 and 2021, we did not have any significant unrecognized uncertain tax positions.
Recent Accounting Pronouncements
For a summary of recently issued accounting pronouncements, see Note 3(aj) to the consolidated financial statements of Vipshop Holdings Limited pursuant to Item 18 of Part III of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report. None of our directors or directors of our operating entities are officials of the Chinese Communist Party.

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	50	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	49	Vice Chairman of the Board of Directors, Chief Operating Officer
Martin Chi Ping Lau	49	Director
Jacky Yu Xu	50	Director
Donghao Yang	50	Non-executive Director
Chun Liu (1)	54	Independent Director
Frank Lin (2)	57	Independent Director
Xing Liu (3)	51	Independent Director
Kathleen Chien (1)(2)(3)	52	Independent Director
Nanyan Zheng (1)(2)(3)	53	Independent Director
David Cui	53	Chief Financial Officer
Pengjun Lu	41	Chief Technology Officer
Yizhi Tang	48	Senior Vice President of Logistics

Notes:
(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.
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
Mr.
 Chun Liu
has served as our independent director since March 2013. Mr. Chun Liu is currently the senior vice president of Phoenix TV. Prior to joining Phoenix TV in 2018, he worked at Zhong Nan Wen Hua, and was the vice president and chief editor of Soho.com Inc., and chairman of Sohu TV. Earlier in his career, Mr. Liu worked at CCTV, China’s state television broadcaster from 1998 to 2002. As the executive producer of a famous program “News Investigation,” he won an award as the editor of “A Memorandum on
Dragged-out
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
Mr.
 Nanyan Zheng
has served as our independent director since March 2012. Mr. Zheng is currently the executive chairman of Delonix group, a hospitality group which runs over 700 hotels in China. Mr. Zheng is also a partner and director of Ocean Link, a private equity firm with a focus on China’s consumer, travel and TMT sectors. Besides, Mr. Zheng has been the chairman of Cubic City (China) Service Apartment Group since 2018. Mr. Zheng co-founded
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
For the fiscal year ended December 31, 2021, we paid an aggregate of RMB12.7 million (US$2.0 million) in cash to our executive officers, and we paid an aggregate of RMB2.6 million (US$0.4 million) in cash to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entities are required by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Stock Incentive Plan
2011 Stock Incentive Plan
In March 2011, we adopted our 2011 Plan, in order to attract and retain the best available personnel, to provide additional incentives to employees, directors, officers, consultants and other eligible persons and to promote the success of our business. Under the 2011 Plan, the maximum number of shares may be granted is 7,350,000 ordinary shares. As of the date of this annual report, options to acquire 461,236 Class A ordinary shares have been granted and are outstanding under the 2011 Plan.
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
2012 Share Incentive Plan
In March 2012, we adopted our 2012 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator. The maximum aggregate number of shares that may be issued pursuant to our 2012 Plan is 9,000,000, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of this plan. As of the date of this annual report, options to acquire 10,000 Class A ordinary shares have been granted and are outstanding under the 2012 Plan.

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
2014 Share Incentive Plan
In July 2014, we adopted our 2014 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares, share appreciation rights, and other types of awards as deemed appropriate by the administrator. The maximum aggregate number of shares that may be issued pursuant to our 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors. In December 2017 and August 2020, we registered additional securities consisting of 5,237,297 and 5,973,419 Class A ordinary shares that were automatically added to our 2014 Plan, effective January 1, 2015, January 1, 2016, January 1, 2017, January 2018, and January 2019, pursuant to the evergreen provisions. As of the date of this annual report, options to acquire 5,335,457 Class A ordinary shares and 2,523,424 restricted shares have been granted and are outstanding under the 2014 Plan.
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
Share Incentive Grants
The following table summarizes, for the year ended December 31, 2021, the outstanding options we granted to our directors and executive officers under the 2011 Plan, the 2012 Plan, and the 2014 Plan.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Eric Ya Shen	2,601,894	66.85	January 1, 2020	December 31, 2029
	51,669	68.35	January 1, 2017	December 31, 2026
Arthur Xiaobo Hong	2,681,894	66.85	January 1, 2020	December 31, 2029
Donghao Yang	*	0.50	August 30, 2011	August 29, 2023
Nanyan Zheng	*	2.50	April 16, 2012	April 15,2024
Kathleen Chien	*	2.50	April 16, 2012	April 15,2024
Chun Liu	*	2.50	January 1, 2013	December 31, 2024

Note:
*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

The following table summarizes, for the year ended December 31, 2021, the outstanding restricted shares we granted to our directors and executive officers under the 2012 Plan and the 2014 Plan.

Name	Number of Restricted Shares	Date of Grant
Donghao Yang	*	January 1, 2017
	*	December 1, 2020
Yizhi Tang	*	January 1, 2017
	*	May 1, 2019
Frank Lin	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
Xing Liu	*	April 1, 2016
	*	April 1, 2020
Nanyan Zheng	*	April 1, 2020
Kathleen Chien	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
Chun Liu	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
David Cui	*	November 1, 2020
Pengjun Lu	*	December 1, 2020

Notes:
*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

C.	Board Practices
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

•
meeting separately and periodically with management and the independent auditors; and monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

•
reviewing and recommending to the board for determination with respect to the compensation of our directors; and reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

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

•
and advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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
As of December 31, 2021, we had 8,013 full-time employees, compared with 20,442 and 7,567 employees as of December 31, 2019 and 2020, respectively. Since 2019, we took initiatives to streamline our business operations and improve operational efficiency, and outsourced certain supporting functions to independent contractors and part-time personnel. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2021:

Operations	Number of Employees
Merchandising	1,223
Products and technology support	1,655
Business development, sales and marketing	154
Internet finance	65
Customer services	487
Warehouse management	1,166
Offline stores	1,168
Administration and management	820
Shan Shan Outlets	1,275

Total	8,013

Our success depends on our ability to attract, retain and motivate qualified personnel. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our customers with superior services. We regularly provide our employees with training tailored to each job function to enhance performance and service quality.
As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we also provide our employees fringe benefits such as free lunches and periodic appreciation payments to employees’ family members. For the year ended December 31, 2021, we have not experienced any significant labor disputes.

E.	Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
The calculations in the shareholder table below are based on 131,215,880 ordinary shares issued and outstanding as of March 31, 2022, comprising of (i) 115,655,522 Class A ordinary shares, excluding the

10,633,219 Class A ordinary shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans, and (ii) 15,560,358 Class B ordinary shares.

	Number of Ordinary Shares Beneficially Owned (1)	% (2)
Directors and Executive Officers **:
Eric Ya Shen (3)	16,958,244	12.9
Arthur Xiaobo Hong (4)	9,995,769	7.6
Martin Chi Ping Lau (5)	*	*
Jacky Xu (6)	*	*
Donghao Yang	*	*
Chun Liu (7)	*	*
Frank Lin (8)	*	*
Xing Liu (9)	*	*
Kathleen Chien (10)	*	*
Nanyan Zheng (11)	*	*
David Cui	*	*
Pengjun Lu	*	*
Yizhi Tang	*	*
All directors and executive officers as a group	27,696,522	21.1
Principal Shareholders :
Elegant Motion Holdings Limited (12)	15,941,084	12.1
Tencent Mobility Limited (13)	12,852,698	9.8
JD Entities (14)	8,593,189	6.5
High Vivacity Holdings Limited (15)	8,952,810	6.8
Harris Associates L.P. (16)	7,682,089	5.9

Notes:
*	Less than 1% of our total outstanding ordinary shares.
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
(2)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2022.

(3)
Beneficially owned through Elegant Motion Holdings Limited, a British Virgin Islands company, and options of Mr. Eric Ya Shen granted under our share incentive plans to acquire Class A ordinary shares. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2022, Mr. Eric Ya Shen beneficially owned (i) 2,533 Class A ordinary shares, (ii) 1,014,627 Class A ordinary shares issuable to Mr. Eric Ya Shen upon the exercise of options within

60 days after March 31, 2022, and (iii) 380,726 Class A ordinary shares and 15,560,358 Class B ordinary shares held by Elegant Motion Holdings Limited, representing 57.9% of the aggregate voting power of our company.
(4)
Beneficially owned through High Vivacity Holdings Limited, a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust, and options of Mr. Hong granted under our share incentive plans to acquire Class A ordinary shares. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2022, Mr. Hong beneficially owned (i) 1,042,959 Class A ordinary shares that can be acquired by Mr. Arthur Xiaobo Hong within 60 days after March 31, 2022; and (ii) 8,952,810 Class A ordinary shares held by High Vivacity Holdings Limited.

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
(12)
Elegant Motion Holdings Limited, or Elegant Motion, is a British Virgin Islands company. Elegant Motion is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by Elegant Motion, Eric Ya Shen, and Xiaochun Zhang on the Schedule 13G/A filed with the SEC on January 27, 2022. The registered address of Elegant Motion Holdings Limited is Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

(13)
Tencent Mobility Limited is a company limited by shares incorporated in Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on Hong Kong Stock Exchange, as reported by Tencent Holdings Limited on the Schedule 13D/A filed with the SEC on December 16, 2019. The principal office address of Tencent Mobility Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(14)
Based on the statement on the Schedule 13D/A filed on April 14, 2022 jointly by JD.com, Inc., JD.com Investment Limited, Windcreek Limited and JD.com Global Investment Limited, (i) Windcreek Limited holds an aggregate of 8,133,788 Class A Ordinary Shares, which consisted of 20,891,574 ADSs representing 4,178,315 Class A ordinary shares, and 3,955,473 Class A ordinary shares; and (ii) JD.com Global Investment Limited holds an aggregate of 459,401 Class A ordinary shares represented by 2,297,004 ADSs. Based on the statement on the Schedule 13D/A filed on April 14, 2022, each of Windcreek Limited and JD.com Global Investment Limited is a company incorporated in the British Virgin Islands. And is ultimately wholly owned by JD.com, Inc., a public company whose ADS are traded on the Nasdaq Global Select Market. Windcreek Limited and JD.com Global Investment Limited are together referred to in this annual report as the JD Entities. The principal office address of each of the JD Entities is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street Yizhuang Economic and Technological Development Zone Daxing District, Beijing 101111, People’s Republic of China.

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
(16)
Based on the statement on the Schedule 13G filed on February 11, 2022 filed by Harris Associates L.P. The general partner of Harris Associates L.P. is Harris Associates Inc. The principal office address of Harris Associates L.P. is 111 South Wacker Drive Suite 4600, Chicago, IL 60606, United States.

To our knowledge and based on our review of our register of shareholders as of March 31, 2022, 104,151,020 Class A ordinary shares were held of record by one holder that resides in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. For the different voting rights of our Class A ordinary shareholders and Class B ordinary shareholders, please refer to “Item 4.A. Information on the Company—History and Development of the Company—Our Company.” We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
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
Enforceability of Civil Liabilities
We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and consolidated affiliated entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination
of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.
However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.
Our PRC legal counsel has advised us that there is uncertainty as to whether the courts of China would:

•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

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
Other than transactions with Tencent and JD.com, we purchased products and goods from companies controlled by our directors or major shareholders, in the amount of RMB303.5 million (US$47.6 million) for the year ended December 31, 2021. As of December 31, 2021, the amounts due to companies controlled by our directors or major shareholders were RMB238.4 million (US$37.4 million), which was unsecured and interest free. We also provided service to companies controlled or significantly influenced by our directors or major shareholders in the amount of RMB0.5million (US$0.1 million) for the year ended December 31, 2021. As of December 31, 2021, the amounts due from our directors or major shareholders and companies controlled or significantly influenced by our directors or major shareholders were RMB11.2 million (US$1.8 million), which were unsecured and interest free.
Transactions with Other Related Parties
We purchased products and goods from companies significantly influenced by us in the amount of RMB1.63 billion (US$256.1 million), and received service from our affiliates in the amount of RMB78.1 million (US$12.2million), for the year ended December 31, 2021. As of December 31, 2021, the amount due to companies significantly influenced by us were RMB190.7 million (US$29.9 million), which were unsecured and interest free. We also provided service to companies significantly influenced by us in the amount of RMB30.8 million (US$4.8 million) for the year ended December 31, 2021. Our sales of products to companies significantly influenced by us was RMB85.7 million (US$13.5 million) for the year ended December 31, 2021. As of December 31, 2021, the amounts due from companies significantly influenced by us were RMB626.6 million (US$98.3 million), of which RMB604.9 million (US$94.9 million) were short-term loan originated to the Company’s joint ventures and affiliates carried an interest rate of 4.35% and deposits to Sichuan VipFubon Consumer Finance Co., Ltd as shareholder deposits at interest rate of 3.85%.
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
Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by (a) a special resolution (usually a majority of 66
2
⁄
3
% in value) of the shareholders of each company and (b) such other authorization, if any, as is required by such constituent company’s memorandum and articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.
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

•
the arrangement is such as a businessman would reasonably approve; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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
Indemnification
. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against conduct amounting to willful default, willful neglect, fraud or dishonesty, for example, civil fraud or the consequences of committing a crime.
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
Directors’ Fiduciary Duties
. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.
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
Majority Independent Board
. A domestic U.S. company listed on the NYSE must comply with the requirement that a majority of the board of directors must be comprised of independent directors as defined under NYSE rules. As a Cayman Islands exempted company, we are allowed to follow home country practices in lieu of certain corporate governance requirements under the NYSE rules where there is no similar requirement under the laws of the Cayman Islands.
Shareholder Action by Written Consent
. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals
. The DGCL does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings. With respect to shareholder proposals, Cayman law is essentially the same as Delaware law. The Companies Act does not provide shareholders with an express right to put forth any proposal before the annual meeting of the shareholders. However, depending on what is stipulated in a company’s articles of associations, shareholders in an exempted Cayman Islands company may make proposals in accordance with the relevant notice provisions. For shares that are represented by ADSs, the depositary in many cases may be the only shareholder. In such cases, only the depositary has the direct right to requisition a shareholders’ meeting. However, unless otherwise provided in the deposit agreement, the holders of the ADSs generally do not have the right to petition the depositary to requisition a shareholders’ meeting or put forth shareholder proposals through the depositary.
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
Cumulative Voting
. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors can be removed by an ordinary resolution of shareholders.
Transactions with Interested Shareholders
. The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered
bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among others, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
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
Amendment of Governing Documents
. Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may be amended by a special resolution of the shareholders.
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
Exempted Company
. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and an exempted company may register as a segregated portfolio company.
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
PRC Value-Added Tax (VAT) Law
China started to apply VAT in 1984 on 24 specified taxable items until a structural reform on taxation system was implemented in 1994. In December 1993, the PRC State Council promulgated the Provisional Regulation of the People’s Republic of China on Value-Added Tax, which went effective on January 1, 1994 and amended on February 6, 2016 and November 19, 2017, respectively, and is currently effective in China. According to this provisional regulation, VAT should be paid by enterprises or individuals who sell merchandise or labor services of processing, repairing or assembling, sell services, intangible assets or real property, or import goods within China on the added value derived from their production and/or services. Based on the categories of taxable goods and services, different flat rates are adopted ranging from zero to 17%. We also conduct product promotional activities for certain brands on our Vipshop Online Platform. Prior to January 1, 2012, pursuant to Provisional Regulation of the People’s Republic of China on Business Tax which was abolished on November 19, 2017 and its implementing rules, any entity or individual rendering services in China territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the Ministry of Finance and STA jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. On March 23, 2016, the Ministry of Finance and STA issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Taxes in Lieu of Business Taxes. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within China territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Tax and Amending the Provisional Regulation of China on Value-added Tax, pursuant to which, PRC tax authorities will collect VAT in lieu of business tax for all industries which should have been collected business tax within China territory. Pursuant to the Provisional Regulation of China on Value-added Tax, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, shall be subject to VAT with a VAT rate ranging from 6% to 17%. On April 4, 2018, the Ministry of Finance and STA jointly promulgated Circular 32, which took effect on May 1, 2018 and was applicable to our company from May 1, 2018 to March 31, 2019. According to Circular 32: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11%, respectively, tax rates are adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, the deduction rate is adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, the taxes are calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. To further reduce VAT, on March 30, 2019, the Ministry of Finance, STA, and the General Administration of Customs

jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019. According to the announcement: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 16% and 10%, tax rates are adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, the deduction rate is adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, the taxes are calculated at the deduction rate of 10%; (iv) for exported goods originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate is adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate is adjusted to 9%.
To compute the VAT payable, the subject taxpayer needs to separately calculate the output tax and the input tax for the applicable period. The VAT payable is the difference between the output tax and the input tax. The formula for computing the tax payable is:
VAT payable = Output tax payable for the applicable period minus Input tax receivable for the same applicable period
As of December 31, 2019, 2020, and 2021, we had VAT recoverable of approximately RMB1.43 billion, RMB907.7 million and RMB745.5 million (US$117.0 million), respectively. VAT recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB528.8 million, RMB510.2 million and RMB391.4 million (US$61.4 million) as of December 31, 2019, 2020, and 2021, respectively, included as accrued expenses and other current liabilities. We do not net off VAT recoverable and payable from different entities within our group companies.
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
Assuming that we are the owner of our consolidated affiliated entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future taxable years. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of our ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year.

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
income tax treaty (the “Treaty”), which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (a) above and which includes an exchange of information provision. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by our ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

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
Sale or Other Disposition of ADSs or Class A Ordinary Shares
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if our ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate
U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of our ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as
PRC-source
gain under the Treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.
Passive Foreign Investment Company Rules
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market
election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (a) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ADSs or Class A ordinary shares), and (b) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•
such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC
year, will be taxable as ordinary income;

•
such amount allocated to each prior taxable year, other than a pre-PFIC
year, will be subject to tax at the highest tax rate in effect applicable to individuals or corporations as appropriate for that year; and an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC
year.

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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing deposits and short-term investments, and interest expenses incurred by short-term loan. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. However, due to changes in market interest rates, our future interest expense may increase and our future interest income may fall short of expectations.
Foreign Exchange Risk
All of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents, short-term loans and other receivables and prepayment. As the impact of foreign currency risk on our operations was not material in the past, we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
To the extent that we need to convert the U.S. dollars for our operations, acquisitions, or for other uses within China, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of your investment in the company and the dividends that we may pay in the future, if any, all of which may materially and adversely affect the prices of our ADS. As of December 31, 2021, the cash and cash equivalents, short-term loans and other receivables and prepayment denominated in foreign currencies are not material and our exposure to foreign exchange risk is limited.

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
Pursuant to such agreement, we received from the depository US$2.0 million, after deduction of applicable U.S. taxes, in the year ended December 31, 2021.

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
and
15d-15(e)
of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.
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
Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework

(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Deloitte Touche Tohmatsu, our independent registered public accounting firm, audited the financial statements included in this annual report and issued an attestation report on our management’s assessment of our company’s internal control over financial reporting as of December 31, 2021.
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

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
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
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu (PCAOB ID No.1104), our principal accountant, for the periods indicated. We did not pay any other fees to our principal accountant during the periods except as indicated below.

	2020	2021
	RMB	RMB	US$
	(in thousands)
Audit Fees (1)	14,600	13,900	2,181
Audit-Related Fees (2)	235	195	31
Tax Fees (3)	745	688	108

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
On March 30, 2021, our board of directors authorized a share repurchase program, under which we may purchase up to US$500 million worth of our Class A ordinary shares over the
24-month
period upon the establishment of share repurchase program. As of the date of this annual report, we have repurchased ADSs representing 7,514,514 Class A ordinary shares under the program and the program has been fully utilized.
On March 31, 2022, our board authorized an additional share repurchase program, under which we may further purchase up to US$1 billion worth of our Class A ordinary share over the
24-month
period that follows.

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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Vipshop Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1
Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on September 15, 2014 (incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 16, 2021)

2.1
Form of Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

2.2
Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-181559) filed with the Securities and Exchange Commission on May 21, 2012)

2.3
Form of Amendment to Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 99.(A)(2) to the Registration Statement on Form F-6EF filed by Deutsche Bank Trust Company Americas with the Securities and Exchange Commission on October 21, 2014)

2.4
Amended and Restated Shareholders’ Agreement, among the Registrant and other parties thereto dated as of April 11, 2011 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

2.5	Description of Securities (incorporated by reference to Exhibit 2.5 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 16, 2021)

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

Exhibit Number	Document

4.5	Form of Exclusive Business Cooperation Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed exclusive business cooperation agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.6	Form of Equity Interest Pledge Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated entity of the Registrant, and shareholders of the consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.7	Form of Exclusive Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated entity of the Registrant, and shareholders of the consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.8	Form of Power of Attorney by shareholders of a consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed powers of attorney adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.9	Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated entity of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated affiliated entity of the Registrant (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-35454) filed with the SEC on April 18, 2019)

4.10	Form of Indemnity Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.11	Business Cooperation Framework Agreement dated December 17, 2017 among the Registrant and JD.com, Inc. (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on January 8, 2018)

4.12	Strategic Cooperation Framework Agreement dated December 17, 2017 among the Registrant and Shenzhen Tencent Computer Systems Company Limited (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-86788) filed by Tencent Holdings Limited with the Securities and Exchange Commission on January 8, 2018)

4.13	Investor Rights Agreement dated December 29, 2017 among the Registrant, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elegant Motion Holdings Limited, High Vivacity Holdings Limited, Windcreek Limited and Tencent Mobility Limited (incorporated by reference to Exhibit 99.4 to Schedule 13D (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on January 8, 2018)

4.14	Strategic Business Cooperation Agreement dated November 25, 2019 between the Registrant and SF Holding Co., Ltd. (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 27, 2020)

4.15*†	English Translation of Supplemental Agreement to Strategic Business Cooperation Agreement in November 2021 between the Registrant and SF Holding Co., Ltd.

8.1*	List of Significant Consolidated Entities of the Registrant

Exhibit Number	Document

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Travers Thorp Alberga

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vipshop Holdings Limited

By:	/s/ Eric Ya Shen
	Name:	Eric Ya Shen
	Title:	Chairman of the Board of Directors and
Chief Executive Officer
Date: April 27, 2022

VIPSHOP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Vipshop Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited and its subsidiaries, (collectively referred to as the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2021, the related notes and the schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Convenience translation
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
The Company had inventories of RMB 6.87 billion as of December 31, 2021, which represented approximately 20.9% of the Company’s total current assets. Inventories are valued at cost or net realizable value. Write-downs are recorded when future estimated net realizable values are less than costs. Inventory write-downs are estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging and condition of the merchandizes within each product category. In determining the write-down percentages on inventories, the Company takes into considerations of factors such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events. Changes in the write-down percentages could have a significant impact on the recorded balance of inventories in the consolidated financial statements.
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

•
We performed substantive analytical procedure to assess the reasonableness of management’s estimates on write-down percentages by comparing current period trends to historical trends across multiple fiscal periods, including sales trends, inventory aging and gross margin rates to evaluate management’s ability to reasonably estimate inventory write-downs.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 27, 2022
We have served as the Company’s auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Vipshop Holdings Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Vipshop Holdings Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 27, 2022, expressed an unqualified opinion on those financial statements.
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
April 27, 2022
We have served as the Company’s auditor since 2011.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(z)
ASSETS
Current assets:
Cash and cash equivalents	11,995,415	16,297,410	2,557,419
Restricted cash	815,906	873,859	137,128
Short-term investments	7,328,719	5,381,618	844,493
Accounts receivables, net	334,529	459,128	72,047
Amounts due from related parties, net	333,539	637,825	100,089
Other receivables and prepayments, net	2,286,359	2,326,866	365,136
Loan receivables, net	27,258	131	21
Inventories	7,642,509	6,865,108	1,077,285
Assets held for sale	408,748	—	—

Total current assets	31,172,982	32,841,945	5,153,618

Property and equipment, net	13,584,459	14,376,712	2,256,020
Deposits for property and equipment	73,718	382,121	59,963
Land use rights, net	6,062,792	6,612,165	1,037,593
Intangible assets, net	333,022	320,943	50,363
Investments in equity method investees	1,949,787	2,476,868	388,675
Other investments	2,861,034	2,482,911	389,623
Other long-term assets	100,328	296,366	46,506
Goodwill	593,662	589,165	92,453
Deferred tax assets, net	628,267	760,023	119,264
Right-of-use assets, net	1,580,763	1,148,322	180,197

Total assets	58,940,814	62,287,541	9,774,275

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(z)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (Including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB42,615 and RMB2,340 as of December 31, 2020 and 2021, respectively)	15,191,313	13,144,935	2,062,727
Advances from customers (Including advances from customers of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB281,260 and RMB402,482 as of December 31, 2020 and 2021, respectively)	1,558,891	1,828,781	286,976
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 2,720,520 and RMB2,478,930 as of December 31, 2020 and 2021, respectively)	7,696,996	7,658,677	1,201,814
Amounts due to related parties (Including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB120,824 as of December 31, 2020 and 2021, respectively)	444,100	429,088	67,333
Deferred income (Including deferred income of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB289,815 and RMB361,186 as of December 31, 2020 and 2021, respectively)	334,431	449,693	70,567
Short-term loans	1,043,426	1,975,184	309,950
Operating lease liabilities (Including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,157 and RMB2,546 as of December 31, 2020 and 2021, respectively)	299,791	284,659	44,669

Total current liabilities	26,568,948	25,771,017	4,044,036

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(z)
Deferred tax liabilities (Including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB31,773 and RMB29,032 as of December 31, 2020 and 2021, respectively)	432,995	437,202	68,607
Deferred income-noncurrent (Including deferred income of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB21 and nil as of December 31, 2020 and 2021, respectively)	1,070,891	1,026,155	161,026
Operating lease liabilities-noncurrent (Including operating lease liabilities-noncurrent of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB4,501 and RMB358 as of December 31,2020 and 2021, respectively)	1,360,946	952,813	149,517
Other long term liabilities	121,245	272,038	42,689

Total liabilities	29,555,025	28,459,225	4,465,875

Commitments and contingencies (Note 22)

SHAREHOLDERS’ EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 119,223,484 and 122,975,885 shares issued, of which 119,223,484 and 120,232,895 shares were outstanding as of December 31, 2020 and 2021, respectively)	77	80	13
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 15,560,358 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	11	11	2
Treasury shares, at cost (Nil and 2,742,990 Class A shares as of December 31, 2020 and 2021, respectively)	—	(1,927,719)	(302,501)
Additional paid-in capital	10,816,185	12,227,637	1,918,783
Retained earnings	17,740,415	22,421,488	3,518,421
Accumulated other comprehensive loss	(58,954)	(88,599)	(13,905)

Total Vipshop Holdings Limited shareholders’ equity	28,497,734	32,632,898	5,120,813

Non-controlling interests	888,055	1,195,418	187,587

Total shareholders’ equity	29,385,789	33,828,316	5,308,400

Total liabilities and shareholders’ equity	58,940,814	62,287,541	9,774,275

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(z)
Net revenues:
Product revenues	88,721,311	97,449,712	111,256,902	17,458,636
Other revenues	4,273,107	4,408,777	5,802,776	910,582

Total net revenues	92,994,418	101,858,489	117,059,678	18,369,218

Cost of revenues (Including inventory write-down of RMB347,498, RMB554,850 and RMB35,346 for the years ended December 31, 2019, 2020 and 2021, respectively)	(72,314,190)	(80,573,181)	(93,953,121)	(14,743,295)

Gross profit	20,680,228	21,285,308	23,106,557	3,625,923

Operating expenses:
Fulfillment expenses (Including shipping and handling expenses of RMB4,632,552, RMB4,508,208 and RMB5,239,085 for the years ended December 31, 2019, 2020 and 2021, respectively)	(7,317,706)	(6,878,991)	(7,652,504)	(1,200,845)
Marketing expenses	(3,323,927)	(4,284,274)	(5,089,213)	(798,609)
Technology and content expenses	(1,568,107)	(1,221,264)	(1,517,307)	(238,099)
General and administrative expenses	(4,064,264)	(3,748,548)	(4,189,690)	(657,454)
Goodwill impairment loss	(278,263)	—	—	—

Total operating expenses	(16,552,267)	(16,133,077)	(18,448,714)	(2,895,007)

Other operating income	645,413	707,855	924,579	145,087

Income from operations	4,773,374	5,860,086	5,582,422	876,003
Impairment loss of investments	(127,589)	(43,160)	(414,780)	(65,088)
Interest expenses	(86,004)	(67,357)	(14,461)	(2,269)
Interest income	217,027	449,017	671,461	105,367
Exchange loss	(935)	(160,097)	(37,052)	(5,814)
Investment gain and revaluation of investments	166,932	980,868	85,685	13,446

Income before income taxes and share of income of equity method investees	4,942,805	7,019,357	5,873,275	921,645
Income tax expense	(983,554)	(1,130,016)	(1,222,704)	(191,869)
Share of income of equity method investees, net of tax of nil	27,182	30,015	42,303	6,638

Net income	3,986,433	5,919,356	4,692,874	736,414
Net loss (income) attributable to non-controlling interests	30,399	(12,399)	(11,801)	(1,852)

Net income attributable to Vipshop Holdings Limited’s shareholders	4,016,832	5,906,957	4,681,073	734,562

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)
(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(z)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares for computing earnings per Class A and Class B ordinary share:
—Basic	133,524,129	135,077,790	136,175,112	136,175,112
—Diluted	136,081,415	138,036,010	138,745,022	138,745,022
Net earnings per Class A and Class B ordinary share
—Basic	30.08	43.73	34.38	5.39
—Diluted	29.58	42.79	33.74	5.29
Net income	3,986,433	5,919,356	4,692,874	736,414
Other comprehensive loss:
Foreign currency translation, net of tax of nil	(25,773)	(2,298)	(29,645)	(4,652)

Comprehensive income	3,960,660	5,917,058	4,663,229	731,762

Less: Comprehensive (loss) income attributable to non-controlling interests	(30,399)	12,399	11,801	1,852

Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	3,991,059	5,904,659	4,651,428	729,910

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid in capital	Retained earnings	Accumulated other comprehensive loss	Total Vipshop Holdings Limited Shareholders’ Equity	Non-controlling interests	Total Equity
	No. of shares	Amount	No. of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2018	116,395,883	75	16,510,358	11	9,385,216	7,907,396	(30,883)	17,261,815	(51,022)	17,210,793

Net income	—	—	—	—	—	4,016,832	—	4,016,832	(30,399)	3,986,433
Issuance of ordinary shares upon exercises of share options	85,706	—	—	—	297	—	—	297	—	297
Issuance of ordinary shares upon vesting of shares awards	1,102,773	1	—	—	(1)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	682,357	—	—	682,357	—	682,357
Acquisition of additional equity interests in subsidiaries	—	—	—	—	(10,497)	—	—	(10,497)	(16,400)	(26,897)
Dilution on non-controlling interests due to Company’s contribution to its subsidiary		—	—	—	(97,875)	—	—	(97,875)	97,875	—
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	107,950	107,950
Non-controlling interests arising from the acquisition of Shan Shan Commercial Group Co., Ltd. (“Shan Shan Outlets”) (Note 3).	—	—	—	—	—	—	—	—	314,537	314,537
Foreign currency translation	—	—	—	—	—	—	(25,773)	(25,773)	—	(25,773)

Balance as of December 31, 2019	117,584,362	76	16,510,358	11	9,959,497	11,924,228	(56,656)	21,827,156	422,541	22,249,697

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid in capital	Retained earnings	Accumulated other comprehensive loss	Total Vipshop Holdings Limited Shareholders’ Equity	Non-controlling interests	Total Equity
	No. of shares	Amount	No. of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2019	117,584,362	76	16,510,358	11	9,959,497	11,924,228	(56,656)	21,827,156	422,541	22,249,697
Net income	—	—	—	—	—	5,906,957	—	5,906,957	12,399	5,919,356
Issuance of ordinary shares upon exercises of share options	157,429	—	—	—	895	—	—	895	—	895
Issuance of ordinary shares upon vesting of shares awards	1,481,693	1	—	—	(1)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	835,529	—	—	835,529	—	835,529
Adoption of Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) (Note 2(ad))	—	—	—	—	—	(90,770)	—	(90,770)	—	(90,770)
Capital contribution from non-controlling interests shareholders	—	—	—	—	43,148	—	—	43,148	141,983	185,131
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(2,463)	(2,463)
Non-controlling interests arising from acquisitions (Note 3).	—	—	—	—	—	—	—	—	346,647	346,647
Acquisition of additional equity interest in a subsidiary	—	—	—	—	(21,314)	—	—	(21,314)	(19,853)	(41,167)
Dilution in non-controlling interest due to the Group’s contribution to its subsidiary	—	—	—	—	703	—	—	703	(703)	—
Dividend distribution to non-controlling interest shareholders	—	—	—	—	—	—	—	—	(12,496)	(12,496)
Others	—	—	—	—	(2,272)	—	—	(2,272)	—	(2,272)
Foreign currency translation	—	—	—	—	—	—	(2,298)	(2,298)	—	(2,298)

Balance as of December 31, 2020	119,223,484	77	16,510,358	11	10,816,185	17,740,415	(58,954)	28,497,734	888,055	29,385,789

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid in capital	Retained earnings	Accumulated other comprehensive loss	Total Vipshop Holdings Limited Shareholders’ Equity	Non-controlling interests	Total Equity
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	119,223,484	77	16,510,358	11	—	—	10,816,185	17,740,415	(58,954)	28,497,734	888,055	29,385,789
Net income	—	—	—	—	—	—	—	4,681,073	—	4,681,073	11,801	4,692,874
Conversion of ordinary shares (Note 17).	950,000	—	(950,000)	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares (Note 17).	(2,742,990)	—	—	—	2,742,990	(1,927,719)	—	—	—	(1,927,719)	—	(1,927,719)
Issuance of ordinary shares upon exercises of share options	1,646,137	2	—	—	—	—	419,812	—	—	419,814	—	419,814
Issuance of ordinary shares upon vesting of shares awards	1,156,264	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	859,220	—	—	859,220	—	859,220
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	150,471	—	—	150,471	310,677	461,148
Acquisition of additional equity interest in subsidiaries	—	—	—	—	—	—	(18,050)	—	—	(18,050)	2,968	(15,082)
Dividend distribution to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	(18,083)	(18,083)
Foreign currency translation	—	—	—	—	—	—	—	—	(29,645)	(29,645)	—	(29,645)

Balance as of December 31, 2021	120,232,895	80	15,560,358	11	2,742,990	(1,927,719)	12,227,637	22,421,488	(88,599)	32,632,898	1,195,418	33,828,316

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(z)
Cash flows from operating activities:
Net income	3,986,433	5,919,356	4,692,874	736,414
Adjustments to reconcile net income to net cash by operating activities:
Provision for (reversal of) allowance for doubtful accounts	229,531	(9,131)	(17,118)	(2,686)
Inventory write-down	347,498	554,850	35,346	5,547
Depreciation of property and equipment	830,368	970,083	1,096,971	172,139
Amortization of deferred income	(23,186)	(27,351)	(39,192)	(6,150)
Impairment of long-lived assets	537,579	47,022	61,922	9,717
Amortization of intangible assets	15,757	36,539	12,078	1,895
Amortization of land use rights	104,381	132,657	150,481	23,614
Deferred tax assets	(99,538)	(66,259)	(131,756)	(20,675)
Deferred tax liabilities	68,866	(37,364)	(20,260)	(3,179)
Loss on disposal of property and equipment and land use rights	14,404	7,752	5,691	893
Share based compensation expenses	688,083	951,048	1,010,013	158,493
Share of income of equity method investees	(27,182)	(30,015)	(42,303)	(6,638)
Impairment loss of other investments	127,589	—	378,989	59,472
Impairment loss of equity method investees	—	43,160	35,791	5,616
Goodwill impairment loss	278,263	—	—	—
Investment (gain) loss and revaluation of investments	(165,731)	(293,140)	64,577	10,134
Loss (gain) on disposal of subsidiaries	11,323	(48,626)	(189,142)	(29,681)
Gain on disposal of equity method investees	—	(57,629)	—	—
(Gain) loss on disposal of other investments	—	(351,863)	355	56
Noncash lease expense	325,245	403,875	326,532	51,240
Changes in operating assets and liabilities:
Accounts receivable	4,165,302	988,109	(88,049)	(13,817)
Amounts due from related parties	12,682	(6,493)	5,188	814
Other receivables and prepayments	936,509	727,406	172,448	27,061
Other long-term assets	—	—	(24,584)	(3,858)
Interest receivables on short-term investments	(11,621)	(58,719)	(42,618)	(6,688)
Inventories	(2,625,892)	(527,198)	917,384	143,957
Dividends received from equity method investees	13,147	114,579	54,235	8,511
Accounts payable	1,681,114	1,386,900	(1,941,657)	(304,688)
Advances from customers	(282,764)	262,824	269,890	42,352
Accrued expenses and other current liabilities	1,148,730	1,268,114	263,960	41,421
Amounts due to related parties	282,261	(60,644)	(25,200)	(3,954)
Deferred income	27,904	(54,186)	67,939	10,661
Operating lease liabilities	(306,872)	(365,212)	(316,141)	(49,611)

Net cash generated from operating activities	12,290,183	11,820,444	6,744,644	1,058,382

Cash flows from investing activities:
Purchases of property and equipment	(3,303,176)	(2,237,257)	(2,732,399)	(428,773)
Purchases of land use rights	(974,497)	(34,638)	(846,246)	(132,794)
Government subsidies received for land use rights	220,720	205,554	96,365	15,122
Proceed from disposal of property and equipment and land use rights	33,442	305,417	395,077	61,996
Purchases of short-term investments	(3,271,105)	(14,349,500)	(8,549,180)	(1,341,553)
Redemption of short-term investments upon maturities	2,500,340	9,626,105	10,450,180	1,639,861

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(z)
Investments in equity method investees and other investments	(605,933)	(1,601,915)	(760,154)	(119,285)
Proceed from disposal of investments	—	1,053,722	63,826	10,016
Payment for acquisition, net of cash acquired of RMB175,822, RMB183,025 and RMB401 in 2019, 2020 and 2021, respectively	(2,749,178)	(569,425)	(148,809)	(23,351)
Deposit paid for other investments	—	—	(228,571)	(35,868)
Cash paid for loan originations	(2,762,052)	(819,767)	(262,275)	(41,157)
Cash received for disposal of subsidiaries	—	562,791	600,458	94,225
Cash received from loan repayments	2,670,549	1,117,786	135,662	21,288
Other investing activities	330	46,084	(540,423)	(84,803)

Net cash used in investing activities	(8,240,560)	(6,695,043)	(2,326,489)	(365,076)

Cash flows from financing activities:
Proceeds from bank and other borrowings	1,819,380	2,544,445	4,068,888	638,497
Repayment to bank and other borrowings	(2,605,503)	(2,689,972)	(3,124,583)	(490,315)
Proceeds from equity method investees	—	63,830	40,800	6,402
Repayment to equity method investees	(260,203)	(6,470)	(30,600)	(4,801)
Borrowing from non-controlling interests shareholders	—	—	70,000	10,985
Capital contributions from non-controlling interests shareholders	107,950	122,613	461,148	72,364
Repurchase of ordinary shares	—	—	(1,938,798)	(304,240)
Acquisition of non-controlling interests	(25,375)	(41,167)	(7,374)	(1,157)
Dividend distribution to non-controlling interest shareholders	—	(12,496)	(18,083)	(2,838)
Redemption of convertible senior notes	(4,220,841)	—	—	—
Repayment of securitization debt	(969,000)	—	—	—
Proceeds from issuance of ordinary shares upon exercise of share options	297	895	419,814	65,878
Deferred settlement on purchase of equity method investees and other investments	(103,405)	—	—	—
Deferred settlement on acquisition of non-controlling interests	—	(2,517)	—	—

Net cash used in financing activities	(6,256,700)	(20,839)	(58,788)	(9,225)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(112,110)	(12,526)	581	90

Net (decrease) increase in cash, cash equivalents and restricted cash	(2,319,187)	5,092,036	4,359,948	684,171

Cash, cash equivalents and restricted cash at beginning of the year	10,038,472	7,719,285	12,811,321	2,010,376

Cash, cash equivalents and restricted cash at end of the year	7,719,285	12,811,321	17,171,269	2,694,547

Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents	6,573,808	11,995,415	16,297,410	2,557,419
Restricted cash	1,145,477	815,906	873,859	137,128

Total cash, cash equivalents and restricted cash at end of the year	7,719,285	12,811,321	17,171,269	2,694,547

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(z)
Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	86,004	67,357	13,766	2,160
Income tax paid	818,153	1,136,012	1,360,721	213,527
Supplemental disclosure of non-cash activities:
Conversion of receivables due from the Group as additional capital contribution made by non-controlling interests shareholders (Note 18)	—	62,518	—	—
Reclassification of land use rights to assets held for sale	—	109,429	—	—
Reclassification of property and equipment to assets held for sale	—	299,319	—	—
Settlement for a loan due from an equity method investee at inventories received (Note 23)	—	—	216,000	33,895
Dividend from other investments as reinvestment (Note 10)	—	—	51,635	8,103
Right-of-use assets obtained under operating lease	2,071,948	696,883	163,620	25,676

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and principal activities
Vipshop Holdings Limited (the “Company”) was incorporated in the Cayman Islands on August 27, 2010. The Company, through its subsidiaries, the consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), operates online platforms that offer high-quality branded products to consumers in the People’s Republic of China (the “PRC”) through flash sales on its vipshop.com, vip.com online platforms. Flash sale represents an online retail format combining the advantages of
e-commerce
and discount sales through selling a finite quantity of discounted products or services online for a limited period of time.
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
The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries for which the Company is the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated upon consolidation.
The Group evaluates the need to consolidate the VIEs and VIEs’ subsidiaries in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.
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
Equity Interest Pledge Agreements
The Nominee Shareholders of these PRC domestic companies pledged all their equity interests in these PRC domestic companies as collateral to ensure that these PRC domestic companies fully perform its obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Loan Agreement, and pay the consulting and service fees and repay the loan and the accrued interests to the WFOE when the same becomes due. The agreement will remain in effect until all of the obligations of these PRC domestic companies under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Loan Agreement have been duly performed or terminated.
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
Vipshop
E-Commerce
was established by Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong on June 22, 2017. As of December 31, 2021, shareholders of Vipshop
E-Commerce
are Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong, holding 66.67% and 33.33% of the total equity interests in Vipshop
E-Commerce,
respectively. Vipshop
E-Commerce
holds the licenses necessary to conduct the Internet-related operations of vipshop.com and vip.com in China.
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

The financial information of the Group’s VIEs and VIEs’ subsidiaries, including total assets, total current liabilities, total liabilities, net revenues, total operating expenses, net loss and cash flows after intercompany eliminations are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Total assets	4,792,049	5,758,094

Total current liabilities	(3,335,367)	(3,368,308)

Total liabilities	(3,371,662)	(3,397,698)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	3,613,683	2,320,227	3,001,552
Total operating expenses	(6,095,095)	(658,336)	(1,369,792)
Net (loss) income	(2,206,270)	1,663,675	1,145,331

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Principles of consolidation (Continued)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash provided by operating activities	4,807,929	1,900,300	1,110,253
Net cash (used in) provided by investing activities	(2,206,121)	1,243,614	(329,498)
Net cash used in financing activities	(13,125)	—	(7,374)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(c)	Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The Group’s management based their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include inventory write-down, fair value of assets and liabilities acquired in business acquisition, impairment of goodwill and long-lived assets, valuation of other investments and allowance for doubtful accounts including expected credit loss. Changes in facts and circumstances may result in revised estimates.

(d)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, time deposit and highly liquid investments with maturity of less than three months.

(e)	Restricted cash
The Group’s restricted cash mainly represents deposits held in a designated bank account related to online payments service and other restricted cash items.

(f)	Short-term investments
Short-term investments consist primarily of financial products offered by commercial banks in the PRC with fixed maturity dates ranging from three months to one year.

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
Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and assess the condition of the merchandizes within each category. In determining the write-down percentages on inventories, the Company takes into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events.

(h)	Accounts receivables, net
Accounts receivables are mainly receivables from logistics and warehousing services rendered to the Group’s vendors and receivables from payment platform, which are stated at the historical carrying amount net of allowance for uncollectible accounts. The Group makes estimates of expected credit losses for the allowance for credit losses based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, probabilities of default and loss given default rates of different types of accounts receivables in each business, credit quality of certain accounts receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that is not probable for the balance to be collected.
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
The loan receivables expected to be settled in longer than a year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(j)	Other receivables and prepayments, net
Other receivables and prepayments mainly consisted of deposits, interest receivable, prepayment to suppliers related to procurement activities for goods and services, loans to third parties, VAT and EIT recoverable and others. The Group makes estimates of expected credit loss for the allowance of other receivables upon its assessment of various factors, including probability of default and loss given default rate of different types of other receivables in each business, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible other receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that it is probable the balance will not be collected.

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
Acquired intangible assets mainly consist of trademarks and payment license acquired from third parties and from business combination.

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
Identifiable intangibles assets acquired in business combination are determined separately from goodwill based on their fair value. Intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion.
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
Estimated economic lives of the intangible assets are as follows:

Estimated economic life
Trademarks	2-5 years
Payment license	Indefinite life

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
The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and future cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value.
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

The Group measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in the consolidated statements of income and comprehensive income.
Equity investment with
readily determinable fair value
Investments in equity securities that have readily determinable fair value and for which the Group does not have the ability to exercise significant influence are reported at fair value with unrealized gains and losses included in investment (gain) loss and revaluation of investments on the consolidated statements of income and comprehensive income.

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
The Group recorded an impairment of RMB537,579, RMB47,022 and RMB61,922 during the years ended December 31, 2019, 2020 and 2021, respectively, in general and administrative expenses on the consolidated statements of income and comprehensive income.

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
which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The impairment test is performed as of year-end
or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.
In the fourth quarter of 2019, the Group has outsourced all of its delivery activities to third party couriers and ceased the operations of its logistic services unit. Accordingly, the Group has impaired all goodwill related to its logistic business in the amount of RMB278,263 in 2019. No impairment has been recorded for the years ended December 31 2020 and 2021.

(q)	Business combinations and non-controlling interests
In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
Transactions in which the acquired is considered a business are accounted for as a business combination as described below. Conversely, transactions not considered as business acquisition are accounted for as acquisition of assets and liabilities. In such transactions, the cost of acquisition is allocated proportionately to the acquired identifiable assets and liabilities, based on their proportionate fair value on the acquisition date. In an assets acquisition, no goodwill is recognized, and no deferred taxes are recognized in respect of the temporary differences existing on the acquisition date.
The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Business combinations and non-controlling interests (Continued)

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

The Group adopted ASC Topic 842—Leases (“ASC 842”) on January 1, 2019 using the modified retrospective transition approach, applying the new standard to leases existing at the date of initial adoption. The Group elected to apply the transition requirements at the effective date rather than at the beginning of the earliest comparative period presented with a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption, and prior periods were not restated. Upon adoption, the Group elected the practical expedients available under ASC 842, which permits the Group to not reassess the lease identification, lease classification and initial direct costs associated with any expired or existing contracts as of the date of adoption, as well as using hindsight in determining the lease term and in assessing impairment of the Group’s rights-of-use (“ROU”) assets. In connection with the adoption of ASC 842, the Group made an accounting policy election for all lease related asset classes, to account for the lease and non-lease
components as a single lease component. The Group has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Group’s overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statements of income and comprehensive income on a straight-line basis over the lease term.
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
Repayments of operating liabilities, variable lease payments and short-term lease payments are classified in operating activities.
As a result of the adoption, the Group recognized
RMB451,390 ROU assets recorded in ROU assets and corresponding lease liability in operating lease liabilities on the consolidated balance sheet as of January 1, 2019. The adoption had no material impact on the Group’s consolidated statements of income and comprehensive income for the year ended December 31, 2019, or the opening balance of retained earnings as of January 1, 2019.
From the Perspective of Lessor
The Group does not have material lessor contracts before the acquisition of Shan Shan Outlets. Shan Shan Outlets leases shop spaces in outlet malls to brand shops to conduct commercial selling activities under operating leases from 3 to 5 years.
Under ASC 842, which permits a practical expedient that provides lessors an option not to separate lease and non-lease
components if both of the following criteria are met: (1) the timing and pattern of transfer of the lease and non-lease
component(s) are the same and (2) the lease component would be classified as an operating lease if it were accounted for separately. If both criteria are met, the combined component is accounted for in accordance with ASC 842 if the lease component is the predominant component of the combined component; otherwise, the combined component is accounted for in accordance with the revenue recognition standard. The Group determined that the lease arrangements meet the criteria taking the practical expedient and to account for the lease and non-lease
components as a single lease component under ASC 842. The Group recognized consideration received from the leases, together with other non-lease
components including common area maintenance arrangements on a straight-line basis as the lease component is the predominant component of the combined component.
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
The residual value of the Group’s lease assets represents the fair value of the leased assets at the end of the lease terms. The Group applies on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

(s)	Revenue recognition
The Group recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Group expects to receive in exchange for those goods or services. For revenue recognition, the Group evaluates the arrangements within the scope of Topic 606 and performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.
Product revenue recognition
The majority of the Group’s revenue is derived from online product revenue. The Group generates revenue from the sale of apparel, fashion goods, cosmetics, home goods and lifestyle products and other merchandizes through its online platforms, including its internet website and cellular phone application. The Group recognizes revenue at the point of time when the goods have been accepted by the customers. The customers have the options to pay for the goods in advance or to pay over an agreed upon instalment period.
For offline product revenue and merchandizes sold through Shan Shan Outlets, the Group recognizes product revenue at the point of time when customers obtain control of the merchandises.
Revenue was recorded net of surcharges and value added tax (“VAT”) of gross sales. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. Revenues also include fees charged to customers for shipping and handling expenses for online product revenue.
To determine whether the Group is an agent or principal in the sale of products, the Group considers the following indicators: the Group is primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods or services have been transferred to a customer or handling the return of the goods after transfer of control to the customers, and has discretion in establishing the price of the specified goods or services. The Group records all product revenue on a gross basis.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(s)	Revenue recognition (Continued)

Return rights
The Group offers online sales customers with an unconditional right of return for a period of 7 days upon receipt of the products. Accordingly, the Group estimates the expected customer merchandize returns, based on historical return patterns, to record the revenue reversal and a corresponding refund liability which is included in accrued expenses and other current liabilities (Note 12).

Other revenues
Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets, fees charged to third-party merchants where the Company provides platform access for sales of their products, logistic services revenue to third-parties, loan facilitation service income and membership fee income.
The Group provides promotion and advertising services to the merchants on its as well as third-party marketing affiliate’s website or mobile apps. The Group recognizes revenue from pay for performance marketing services for which the customers are charged based on effective clicks or sales, or display the advertising services over the agreed period or based on the rate at per thousand impressions.
Shan Shan Outlets leases shop space to various brand shops and the related revenue is accounted under ASC Topic 842—Leases, please refer to detail information in Note 2(r).
The Group charges commission fees to third-party merchants for access to the Group’s platform for sales of their products. The Group is not generally responsible for fulfilling the promised contracts, as it does not bear the inventory risk, nor has the discretion in establishing prices. Upon successful sales on the Group’s online platforms, the Group charges the third-party merchants commission fees.
Revenue from logistic services are recognized at the point of time upon completion of the performance of services.
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
Membership reward program
Shan Shan outlets grants reward points to customers when they purchased goods from shops in outlets operated by the Company. These reward points can be used as credits against payment on future purchases.
Shan Shan outlets considers reward points derived from its own shops in the outlets as a separate performance obligation and allocates the transaction price proportionally between the product sold and reward points granted on a relative standalone selling price basis taking into consideration of the

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(s)	Revenue recognition (Continued)

likelihood of future redemption based on historical experience and the equivalent value per reward points when redeemed. The deferred income related to reward points from its own shops is considered as a contract liability and is not material to the Group’s consolidated financial statements as a whole.
Remaining performance obligations
Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. For the years ended December 31, 2020 and 2021, the Group had unfulfilled performance obligations for products to be passed to customers of RMB1,380 million and RMB1,618.8 million, and performance obligations related to Super VIP membership fee and reward points of RMB297 million and RMB380.7 million, respectively. The Group expects revenue to be recognized for the remaining performance obligations within the next year. The remaining performance obligations are accounted under advance from customers and deferred income.
The remaining performance obligation in relation to the financing service represents the remaining period of financing benefit to the customers based on the agreed upon instalment periods.
Disaggregation of revenue
The Group disaggregates its product revenue from different types of contracts with customers by principal product categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 2
5
 for product revenues by principal product categories. The Group disaggregates its other revenue from different types of contracts with customers by service income and lease income, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. The amounts of service income and lease income were RMB4.19 billion and RMB79.2 million, RMB3.96 billion and RMB445.0 million, RMB4.71 billion and RMB1.09
b
illion for the years ended December 31, 2019, 2020 and 2021, respectively.
Contract balances
The estimated inventories
in-transit
relating to estimated returns are contract assets included in inventories. The balance of contract assets is RMB213,591 and RMB294,251 as of December 31, 2020 and 2021, respectively.
The Group’s contract liabilities mainly consist of prepayments from customers, Super VIP membership fee, reward points and refund liability related to estimated return. As of December 31, 2020 and 2021, the balances of the contract liabilities are
RMB1,949.0 million and RMB2,369.4 million, included in advances from customers, deferred income and accrued expenses and other current liabilities.
Contract liabilities except for refund liability related to estimated return of RMB 272 million as of January 1, 2021 were recognized as revenue during the year ended December 31, 2021. Contract liabilities except for refund liability related to estimated return of RMB 369.9 million as of year ended December 31, 2021 are expected to be realized in the following year.

(t)	Cost of revenues
Cost of revenues consists primarily of cost of merchandizes sold, inventory write-down, cost related to logistics service rendered to customers, cost related to generating promotion and advertising revenue,

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(t)	Cost of revenues (Continued)

occupancy cost for retail shops including rental cost, maintenance costs, depreciation expenses and utility cost of the outlets. The amounts of inventory write-down were RMB347,498, RMB554,850 and RMB35,346 for the years ended December 31, 2019, 2020 and 2021, respectively. Cost of revenues does not include fulfillment expenses and on-line
payment processing fee, therefore the Group’s cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.
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
Fulfillment expenses primarily consist of personnel expenses of logistics staff, logistics centers rental expenses, shipping and handling expenses and packaging expenses. In the fourth quarter of 2019, the Group ceased its own logistics delivery operations and outsourced all of its delivery activities to third party couriers. The costs paid to the third party couriers are included in fulfilment expenses.

(v)	Marketing expenses
Marketing expenses primarily consist of personnel expenses of marketing staff, advertising costs, agency fees and costs for promotional materials.
Advertising expenses are charged to the consolidated statements of income and comprehensive income in the period incurred. The amounts of advertising expenses incurred were RMB2.23 billion, RMB3.08 billion and RMB 3.28 billion for the years ended December 31, 2019, 2020 and 2021, respectively.

(w)	Technology and content expenses
Technology and content expenses primarily consist of personnel expenses of the staff in the technology and system department, telecommunications expenses, catalog publishing expenses.

(x)	General and administrative expenses
General and administrative expenses primarily consist of personnel expenses for retail and corporate employees, legal, finance, information systems, rental expenses, payment processing fees and other corporate overhead costs.

(y)	Foreign currency transactions and translations
The functional currency of the Company, Vipshop HK and other offshores subsidiaries is the United States dollar (“US dollar”). The functional currency of all the other significant subsidiaries and the VIEs is RMB. Foreign currency denominated monetary assets and liabilities are translated into the

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(y)	Foreign currency transactions and translations (Continued)

functional currency at the prevailing exchange rates as of the balance sheet date. Transactions in foreign currencies are translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income and comprehensive income.
RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.
The value of RMB is subject to changes
by
central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB12.62 billion and RMB16.99 billion as at December 31, 2020 and 2021, respectively.

(z)	Convenience translation
Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of 6.3726 to US$1.00, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 3
0
, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2021.

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
The Group’s PRC subsidiaries are subject to VAT at rates ranged from 6% to 16% before April 2019 and 3% to 13% since
April 2019, on proceeds received from customers, and are entitled to a deduction for VAT already paid or borne on the goods purchased by it and utilized in the production of goods that have generated the gross sales proceeds and service incurred. The VAT balance is recorded either in other current liabilities or other current receivables on the consolidated balance sheets.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(ac)	Comprehensive income (loss)
Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, comprehensive income (loss) is reported in the consolidated statements of income and comprehensive income, and other comprehensive income (loss) includes foreign currency translation adjustments.

(ad)	Concentration and risks
Concentration of customers and suppliers
There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2019, 2020 and 2021.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, net, short-term investments, amounts due from related parties, net, loan receivables, net and other receivables, net.
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
The Group’s short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables and prepayments, payables, amounts due from related parties, other current liabilities, amounts due to related parties, advance from customers, and short-term loan. The carrying amounts of these short-term financial instruments approximate their fair value due to the short-term maturity of these instruments. The carrying amounts of the long-term receivables and long-term bank borrowings approximate their fair value as the interest rates are comparable to the prevailing interest rates in the market.
The Group measures its equity investment with readily determinable fair value at its quoted price in active markets.
The financial guarantee arises from the acquisition of Shan Shan Outlets and certain cash-settled share-based compensation arrangements granted by Shan Shan Outlets are recorded as Level 3 financial instruments which are revalued at each reporting period end. The fair value of the financial guarantee is determined using the credit default method, with reference to the default and recovery rate of comparable guaranteed companies. The default and recovery rate applied are based on the default and recovery rate published by Standard & Poor’s (“S&P”) and Moody’s respectively, sorted by credit rating. The fair value of the liability relating to the cash-settled share-based compensation arrangements was determined using the Monte Carlo Simulation through simulation of the future net profits of the Shan Shan Outlets as disclosed in Note 24(c). The financial guarantee arises from the acquisition of Shan Shan Outlets expired by December 31, 2020.
The Group measures equity method investments and equity investments without readily determinable at fair value on a nonrecurring basis when they are deemed to be impaired. The equity investments without readily determinable, which is included in other investments, is recorded at cost minus impairment, and if any, adjusted by observable price changes in orderly transactions for the identical or similar investments of the same issuer. The fair value of these investments are determined based on valuation techniques using the best information available. An impairment charge to these equity method investments is recorded when the carry amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(af)	Share-based compensation
Employee share-based compensation
Share-based payments made to employees, including equity-classified employee share options, liability-classified employee share options, and non-vested
shares issued to employees which the Group has a repurchase option, are recognized as compensation expenses over the requisite service periods. The Group measures the cost of employee services received in exchange for share-based compensation at the fair value of the awards, which are determined on the grant date for equity-classified employee share options and each reporting period end for liability-classified employee share options. The Group recognizes compensation expense on a straight-line basis over the requisite service period for the entire award with graded vesting provided that the amount of compensation cost recognized at any date must at least equal the portion of the fair value of the award that is vested at that date. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up
adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.
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
As the quantity and terms of the equity instruments issued to non-employees
are known up front, the Group recognizes the cost incurred during financial reporting periods before the measurement date. The Group measures the equity instruments at their then-current fair value at each of the financial reporting dates, and attributes the changes in those fair value over the future services period until the measurement date has been established.

(ag)	Earnings per share
Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(ah)	Treasury shares
Treasury shares represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired share is recorded as treasury shares. The cost of treasury shares is reclassified to “additional paid-in
capital” when it is
re-issued
for the purpose of share options exercised and share awards.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(ai)	Segment reporting
Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.
For the years ended December 31, 2019 and 2020, the Group has determined it has four operating segments, Vip.com, internet finance, Shan Shan Outlets and offline shops, in which the CODM reviews its financial result on a regular basis. From the year ended December 31, 2021, City Outlets is determined as a new additional operating segment. Vip.com and Shan Shan Outlets have been identified as reportable segments. Internet finance, offline shops and City Outlets operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold. The financial information of the respective segments are disclosed in Note 25.

(aj)	Recent accounting pronouncements
Recently adopted accounting pronouncement
s
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes.” The ASU is expected to reduce cost and complexity related to the accounting for income taxes by removing specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. This ASU is part of the FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted the new standard beginning January 1, 2021 with no material impact on the consolidated financial statements.
Recently accounting pronouncements issued not yet adopted
In October 2021, the FASB issued ASU
2021-08,“Business
Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers .”
The amendments in this Update address diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The amendments in this Update require that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers.
For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments.
Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. The Group is currently assessing the impact that ASU
2021-08
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
The Group accounted for this acquisition as business combination. The results of operations of Shan Shan Outlets have been included in the Group’s consolidated financial statements since the acquisition date. The assets acquired and liabilities assumed were recorded at their respective fair value on the date of acquisition. The purchase price allocations were determined by the Group with the assistance of an independent valuation appraiser and estimated mainly by applying the income approach and depreciated replacement cost method as follows:

	RMB	Weighted average amortization period (in years)
Consideration:
Cash	2,925,000
Consideration payable	25,000

Total consideration transferred	2,950,000

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	175,822
Accounts receivables, net	6,420
Other receivables and prepayments	537,182
Inventories	46,603
Amounts due from related parties	12,821
Other long-term assets	25,000
Deferred tax assets, net	51,252
Property and equipment	461,408	14~20
Land use rights	837,160	30~40
Construction in progress	207,707
Investments in equity method investees	2,322,375

Total assets acquired	4,683,750

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3.	Acquisition (Continued)

(a)	Acquisition of Shan Shan Outlets in 2019 (Continued)

	RMB	Weighted average amortization period (in years)
Accounts payables	(69,427)
Advances from customers	(42,795)
Accrued expenses and other current liabilities	(179,574)
Amounts due to related parties	(282,106)
Deferred income	(194,162)
Bank borrowings	(709,954)
Financial guarantee	(8,847)
Deferred tax liabilities	(91,272)
Total liabilities assumed	(1,578,137)

Net assets acquired	3,105,613
Non-controlling interests	(314,537)
Goodwill	158,924

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

Revenues and net income of Shan Shan Outlets in the amount of RMB245.8 million and RMB31.5 million, respectively, were included in the Group’s consolidated statement of income and comprehensive income since the July 10, 2019 to December 31, 2019.
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
The aggregated consideration, fair value of assets acquired and liabilities assumed, as well as goodwill resulted from these acquisitions are as follows:

RMB
Consideration:
Cash	547,450
Fair value of the Group’s existing equity interests at the time of acquisition	1,255,895

Total considerations transferred	1,803,345
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	172,455
Accounts receivables	11,906
Inventories	390
Other receivables and prepayments	21,158
Property and equipment	1,680,199
Land use rights, net	481,400
Deferred tax assets, net	22,447

Total assets acquired	2,389,955
Accounts payables	(168,982)
Advances from customers	(69,855)
Accrued expenses and other current liabilities	(128,058)
Deferred income	(93,243)
Deferred tax liabilities	(305,261)
Total liabilities assumed	(765,399)

Net assets acquired	1,624,556
Non-controlling interests	(228,162)

Goodwill	406,951

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
non-controlling
interests of RMB118,485.

(d)	Acquisition of Xuzhou Shan Shan Outlets Business Management Co., Ltd (“Xuzhou Shan Shan”) in 2021
In June 2021, the Group acquired 100% of equity interest in Xuzhou Shan Shan for a total cash consideration of RMB149,210. The Group has determined that substantially all of the fair value of the assets group acquired is concentrated in land use rights held by Xuzhou Shan Shan and concluded that the acquired set of activities and assets is not a business. As such, the Group accounted for this transaction as asset acquisition and the acquired asset group were consolidated into a wholly owned subsidiary of the Group. Subsequently, a third-party investor has agreed to contribute RMB60,000 into Xuzhou Shan Shan Outlets Business Management Co., Ltd. for 20% equity interest. As of December 31, 2021, the Group has collected RMB16,000 and the remaining amounts to be collected based on a payment schedule.
As a result of the acquisition, the Group recognized current assets of RMB401, land use rights of RMB170,983, construction in progress of RMB2,293 and deferred tax liabilities of RMB24,467.

4.	Accounts receivables, net
Components of accounts receivables are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Receivables for logistics and warehousing services rendered	133,367	233,457
Receivables from payment platform	155,774	224,822
Trade receivables (Note a)	36,341	2,482
Others (Note b)	29,008	33,332

Subtotal	354,490	494,093
Allowance for doubt accounts:
Balance at beginning of the year	(111,778)	(19,961)
Adoption of Topic 326(Note 2(ad))	(64,794)	—
Write-offs/(Collected)	130,998	(11,788)
Reversal/(Provision)	25,613	(3,216)

Allowance as of the end of the year	(19,961)	(34,965)

Accounts receivables, net	334,529	459,128

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

4.	Accounts receivables, net (Continued)
Notes:
(a)	Trade receivables represent financing extended to certain customers when they select to pay for the online product purchases through installments.
(b)	Others mainly represent receivables from the provision of online promotion and advertising services.

5.	Other receivables and prepayments, net
Components of other receivables and prepayments are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
VAT and EIT recoverable	919,849	747,377
Deposits	189,904	213,921
Interest receivable	38,372	174,688
Prepayment to suppliers related to procurement activities of goods and services	608,229	385,805
Prepaid expense	55,131	63,918
Loans to third parties	378,752	517,200
Others	143,845	255,244
Advances to suppliers related to financing activities	5,053	1,002

Subtotal	2,339,135	2,359,155
Allowance for doubtful account:
Balance at beginning of the year	(33,888)	(52,776)
Adoption of Topic 326(Note 2(ad))	(1,011)	—
Write-offs	9,686	3,598
(Provision)/Reversal	(27,563)	16,889

Allowance as of the end of the year	(52,776)	(32,289)

Total	2,286,359	2,326,866

6.	Property and equipment, net

	As of December 31,
	2020	2021
	RMB	RMB
Cost:
Buildings	11,381,720	13,489,590
Furniture, fixtures and equipment	3,155,216	3,345,081
Leasehold improvements	1,296,018	1,370,964
Motor vehicles	33,420	31,998
Software	128,211	150,824
Construction in progress	1,823,883	1,056,887
Sub-total	17,818,468	19,445,344
Less: Accumulated depreciation	(3,766,044)	(4,589,518)
Less: Accumulated impairment	(467,965)	(479,114)

Property and equipment, net	13,584,459	14,376,712

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

6.	Property and equipment, net (Continued)
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
During the year ended December 31, 2020, the Group reclassified warehouse at carrying amount of RMB299,319 and land use rights at carrying amount of RMB109,429 in one of its subsidiaries, Qingdao Vipshop Logistics Co., Ltd. to assets held for sale, as the management assessed that it is highly probable that they will be recovered primarily through sale rather than through continuing use and determined the disposition did not represent a strategic shift that will have a major effect on the entity’s operation and financial results, therefore was not reported as discontinued
operation. The disposal of Qingdao Vipshop Logistic Co., Ltd. contributed to the gain on disposal of subsidiaries of RMB158.1 million during the year ended December 31, 2021.
During the year ended December 31, 2021, the Group has identified an impairment indicator for its transit warehouses due to their declining utilization rate and recognized an impairment loss of RMB35,364 relating to buildings.

7.	Land use rights, net

	As of December 31,
	2020	2021
	RMB	RMB
Land use rights	6,511,497	7,186,567
Less: accumulated amortization	(393,697)	(519,394)
Less: accumulated impairment	(55,008)	(55,008)

Land use rights, net	6,062,792	6,612,165

The expiry dates of the land use rights range from the years 2049 to 2070.

Amortization expenses charged were RMB
104.4
 million, RMB
132.7

mill
i
on
and RMB
150.5
million
for the years ended December
31
,
2019
,
2020
and
2021
, respectively. The Group expects to record amortization expense of RMB
163.7
million
for each of the year ending December
31
,
2022
,
2023
,
2024
,
2025
and
2026
.
An impairment loss of RMB55.0

million was recorded in general and administrative expenses on the consolidated statements of income and comprehensive income for the year ended December 31, 2019 relating to the transit warehouses impairment discussed in Note 6. There is no impairment on land use rights further recognized for the year ended December 31, 2020 and 2021.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

8.	Intangible assets, net

	As of December 31, 2020				As of December 31, 2021
	Cost	Accumulated amortization (Note a)	Accumulated Impairment	Net amount	Cost	Accumulated amortization (Note a)	Accumulated Impairment	Net amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domain names	13,608	(13,608)	—	—	13,334	(13,334)	—	—
Trademarks	6,194	(5,823)	—	371	6,125	(6,040)	—	85
Payment license (Note b)	319,660	—	—	319,660	319,660	—	—	319,660
Others	73,729	(43,831)	(16,907)	12,991	73,729	(55,624)	(16,907)	1,198

Total	413,191	(63,262)	(16,907)	333,022	412,848	(74,998)	(16,907)	320,943

Note:
(a)
Amortization expenses for intangible assets were RMB15,757, RMB36,539 and RMB12,078 for the years ended December 31, 2019, 2020 and 2021, respectively. The Group expects to record amortization expenses of RMB85, nil, nil, nil and nil for the years ending December 31, 2022, 2023, 2024, 2025 and 2026, respectively.

(b)
Payment license

has a legal life of 5 years, which
 enables the Group to provide payment services and qualifies as a paying institution. The Group renewed the license during the year ended December 31, 2017 and the expiry date will be June 2022. The Group believes it would be able to renew the payment license at minimal cost continuously and has the ability to do so. As a result, the payment license is considered by the Group as having an indefinite life because it is expected to contribute to net cash inflow indefinitely.

9.	Investments in equity method investees
Investments in equity method investees as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Sichuan VipFubon Consumer Finance Co., Ltd (“VipFubon”) (i)	—	200,580
Kunshan Baowei Information Technology Limited (“Kunshan Baowei”) (ii)	307,097	180,278
Shenzhen Tencent Puhe Limited Partnership (“Tencent Puhe”)	198,744	182,682
Sequoia Fashion and Technology Industry Fund Investment Limited Partnership (“Sequoia Fashion and Technology”) ( ii i)	176,810	543,456
Shanxi Tianmei Shan Shan Outlets Shopping Mall Co., Ltd (“Shanxi Shan Shan”)	510,117	568,066
Zhengzhou Shan Shan Outlets Shopping Mall Co., Ltd (“Zhengzhou Shan Shan”)	489,034	488,687
Gansu Shan Shan Outlets Shopping Mall Co., Ltd (“Gansu Shan Shan”)	166,717	161,252
Others	197,892	284,282
Less:
Impairment	(96,624)	(132,415)

Total	1,949,787	2,476,868

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

9.	Investments in equity method investees (Continued)

(i)
In October 2021, the Group along with two other un-affiliate PRC companies set up VipFubon in PRC to engage in consumer financing business. The Group holds 49.9% equity interest in VipFubon for a total consideration of RMB249.5 million. As the Group does not have controlling interest nor is the primary beneficiary of VipFubon per articles of association and operation arrangement, but can exercise significant influence on the investee, the Group accounts for this investment using the equity method of accounting.

(ii)
On December 31, 2021, the Group entered into an agreement with the other shareholder of Kunshan Baowei, pursuant to which the Group agreed to sell its 45% equity interest in Kunshan Baowei at a consideration equivalent to 45% of the consolidated net asset value of Kunshan Baowei as of December 31, 2021. Final consideration was determined at RMB177.5 million and was settled by receiving of inventories on the book at the carrying value equivalent to the consideration. The disposal was completed on March 29, 2022 upon fulfillment of the relevant conditions. Further, the loan receivable due from Kunshan Baowei of RMB216,000 are fully repaid with equivalent carrying value of inventories on December 31, 2021 (Note 23(i)(a)).

(iii)
During the year ended December 31, 2020, the Group recognized gain on disposal of an equity method investee in the amount of RMB4,809. There was no disposal of investments in equity method investees for the years ended December 31, 2019 and 2021, respectively.

During the years ended December 31, 2019, 2020 and 2021, the Group recognized its share of income of equity    method investees in the amount of RMB27,182, RMB30,015 and RMB42,303, respectively. Nil, RMB43,160 and RMB35,791 impairment have been recorded on these investments accounted for under equity method for the year
s
ended December 31, 2019, 2020 and 2021, respectively.

F-4
5

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

10.	Other investments
Other investments consist of equity investments with readily determinable fair value, equity investments without readily determinable fair value and available-for-sale
debt securities. The carrying amounts and fair value of the Group’s other investments as of December 31, 2020 and 2021 are as follows:

	As of December 31, 2020
	Original cost	Unrealized gains	Accumulated impairment	Translation difference	Balance as of year end
	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	215,035	77,879	(48,634)	8,782	253,062
Available-for-sale debt securities (Note b)	112,314	—	(118,689)	6,375	—
Equity investments without readily determinable fair value (Note c)	2,941,470	4,318	(245,940)	(91,876)	2,607,972

Total	3,268,819	82,197	(413,263)	(76,719)	2,861,034

	As of December 31, 2021
	Original cost	Unrealized gains (losses)	Accumulated impairment	Translation difference	Balance as of year end
	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	226,200	(80,829)	(48,634)	5,387	102,124
Available-for-sale debt securities (Note b)	112,314	—	(118,689)	6,375	—
Equity investments without readily determinable fair value (Note c)	3,140,343	4,318	(624,929)	(138,945)	2,380,787

Total	3,478,857	(76,511)	(792,252)	(127,183)	2,482,911

Note:

(a)	Equity investments with readily determinable fair value
During the years ended December 31, 2019, 2020 and 2021, equity investments with readily determinable fair value sold generated proceeds of RMB190, RMB540,490 and RMB63,826, resulting in a realized gain of RMB157, RMB486,227 and RMB42,141, respectively. The Group recorded mark to market adjustments of RMB165,731 , RMB293,140 and RMB(116,567) in investment gain(loss) and revaluation of investments in the consolidated statements of income and comprehensive income during the years ended December 31 , 2019, 2020 and 2021, respectively. Dividend of RMB2,097, RMB389 and RMB222 was declared to the Group and recorded in investment gain and revaluation during the years ended December 31, 2019 ,2020 and 2021 respectively.
No impairment loss was recorded during the years ended December 31, 2019, 2020 and 2021.

F-4
6

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

10.	Other investments (Continued)

(b)	Available-for-sale debt securities
On March 25, 2019, one of the investee Zhejiang Merit Interactive Network Technology Co., Ltd. was listed on the Shenzhen Stock Exchange Growth Enterprises Market Board and its preferred shares outstanding were converted to ordinary shares upon the completion of the listing. Accordingly, the Group’s investment in the amount of RMB48,000 was reclassified from available-for-sale
debt securities to equity investments with readily determinable fair value upon this listing.
For other
available-for-sale
debt securities, the Group recorded impairment of RMB83,616, nil and nil during the years ended December 31, 2019, 2020 and 2021, respectively.

(c)	Equity investments without readily determinable fair value
During the year ended December 31, 2020, equity investments without readily determinable fair value sold generate proceeds of RMB508,423, resulting in gross realized gain of RMB68,163 and gain on disposal of RMB351,863 recorded to net income. There was no disposal during the years ended December 31, 2019 and 2021. The Group recorded impairment loss of RMB43,973, nil and RMB378,989 for years ended December 31, 2019, 2020 and 2021 respectively for the other equity investments without readily determinable fair value. Dividend of RMB10,427, RMB229,221 and RMB179,270 was declared to the Group and recorded in investment gain and revaluation of investments
 during the years ended December 31, 2019, 2020 and 2021 respectively. During the year ended December 31, 2021, dividends of RMB 51,635 that was declared to the Group was reinvestment into the equity investments without readily determinable fair value.

11.	Other long-term assets

	As of December 31,
	2020	2021
	RMB	RMB
Deposit for investment (Note a)	—	228,571
Long-term accounts receivable (Note b)	49,906	394
Long-term loan receivables	17,824	7,052
Loans to employees	34,060	36,119
Others	—	24,584

Subtotal	101,790	296,720
Allowance for doubt accounts:
Balance at beginning of the year	(12,540)	(1,462)
Adoption of Topic 326(Note 2(ad))	(6,310)	—
Reversal	17,388	1,108

Allowance as of the end of the year	(1,462)	(354)

Total	100,328	296,366

Notes:
(a)
The Group entered into an agreement to acquire additional 4.43% equity interest in one of the other investments for a consideration of RMB 228,571 during the year ended December 31, 2021, subject to completion of certain regulatory registration. Such condition was completed on January 10, 2022, the investment is recorded as a deposit for investment as of December 31, 2021, accordingly.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

11.	Other long-term assets (Continued)

(b)
The Group provides consumer financing to certain customers with installment payment terms of up to 24 months. The Group records the consumer financing receivables which are expected to be settled more than one year from the balance sheet date as long-term accounts receivables

12.	Accrued expenses and other current liabilities

	As of December 31,
	2020	2021
	RMB	RMB
Accrued advertising expense	1,529,746	1,244,782
Accrued shipping and handling expenses	1,597,573	1,438,818
Accrued payroll and social benefits	581,769	662,376
Deposits from vendor s	397,018	508,298
Income tax payables	673,282	662,331
Other tax payables (Note a)	691,919	689,681
Accrued rental expenses	113,773	116,167
Accrued administrative expenses	378,536	470,494
Amounts received on behalf of third-party merchants (Note b)	1,175,618	1,197,209
Refund liability (Note c)	271,732	369,853
Others	286,030	298,668

Total	7,696,996	7,658,677

Notes:

(a)
Amounts represent VAT and related surcharges, PRC individual income tax of employees withheld by the Group, tariffs, import VAT and consumption tax pursuant to the Circular on Tax Policy for Cross-border
E-commerce
Retail Imports.

(b)
Amounts represent the cash collected on behalf of third-party merchants who sold their goods or services through the platforms and cash collected on behalf of the lessee of Shan Shan Outlets related to the consideration for goods sold in outlets.

(c)
The Group offers online customers with an unconditional right of return for a period of 7 days upon receipt of products on sales from its platforms. Accordingly, the Group estimates the expected customer merchandize returns, based on historical return patterns, to record the revenue reversal and a corresponding refund liability which is included in accrued expenses and other current liabilities.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

13.	Employee retirement benefit
Full time employees in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions and accruals made for such employee benefits were RMB558,775, RMB262,200 and RMB344,324 for the years ended December 31, 2019, 2020 and 2021, respectively.

14.	Short-term loans
Components of the outstanding short-term loans are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
RMB denominated (Note a)	498,976	—
USD denominated (Note b)	535,822	1,935,024
EUR denominated (Note c)	8,628	40,160

Total	1,043,426	1,975,184

Notes:
(a)
During the year ended December 31, 2020, the Group entered into the RMB denominated revolving credit facilities for a total credit of up to RMB3,300.0 million and RMB499.0 million was drawn down and outstanding as of December 31, 2020 with interest rates range from 2.8% to 2.9% per annum.

During the year ended December 31, 2021, the Group repaid the outstanding balances under the facilities as of December 31, 2020 and nil was drawn down from this facility and outstanding as of December 31, 2021.
The Group entered into various new RMB denominated revolving credit facilities for a total credit of up to RMB2,730.0 million, in which
RMB1,680.9 million was drawn down as letter of guarantee for procurement as of December 31, 2021.

(b)
During the year ended December 31, 2020, the Group entered into USD denominated revolving credit facility agreements for a total credit of US$100.0 million (approximately RMB652.5 million), in which US$39.7 million (approximately RMB259.0 million) was drawn down and outstanding as of December 31, 2020, with a fixed interest rates range from 0.98% to 1.90% per annum.

During the year ended December 31, 2021, the Group fully repaid the outstanding balance under these facilities as of December 31, 2020 and increased the USD denominated revolving credit facilities for a total credit of up to US$285.0 million (approximately RMB1,817.1 million), in which US$179.5 million (approximately RMB1,144.4 million) was drawn down and outstanding as of December 31, 2021, with a fixed interest rate 0.94% per annum and 0.936% per annum.
During the year ended December 31, 2020, the Group entered into a facility agreement for a credit of US$45.0 million (approximately RMB293.6 million). Under the credit facility agreement, the Group can specify the currencies at the time of drawdown. The Group drew down 42.4 million in US$ (approximately RMB276.8 million) in 2020 and outstanding as of December 31, 2020, with a fixed rate based on the
3-month
London Inter-Bank Offered Rate plus 0.85
%.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

14.	Short-term loans (Continued)

During the year ended December 31, 2021, the Group repaid the outstanding balance under this facility as of December 31, 2020 and increased the total credit of up to US$225.0 million (approximately RMB1,434.5 million), in which US$124.0 million (approximately RMB790.6 million) was drawn down and outstanding as of December 21, 2021, with a fixed interest rate 0.99% per annum and 1.02% per annum.

(c)
During the year ended December 31, 2020, the Group entered into a facility agreement for a credit of RMB200.0 million. Under the credit facility agreement, the Group can specify the currencies at the time of draw-down. EUR1.1 million (approximately RMB8.6 million) was drawn down from these facilities and outstanding as of December 31, 2020, with a fixed interest rate 1.97% per annum.

During the year ended December 31, 2021, the Group repaid the outstanding balances under the facilities as of December 31, 2020 and EUR5.6 million (approximately RMB40.2 million) was drawn down from these facilities and outstanding as of December 31, 2021, with a fixed rate based on the 3-month Europe Interbank Offered Rate plus 2.1%.
Certain credit facilities, aggregating to RMB3,451.6 million as of December 31, 2021 (December 31, 2020: RMB1,146.1 million), are guaranteed by subsidiaries and the Group’s receivables from its subsidiaries, deposits and letter of credit. As at December 31, 2021, RMB1,476.4 million (December 31, 2020: RMB601.7 million) of such credit facilities had not been utilized.

15.	Leases
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
Supplemental balance sheet information related to the leases are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
ROU assets	1,580,763	1,148,322
Operating lease liabilities—current	299,791	284,659
Operating lease liabilities—non-current	1,360,946	952,813
Weighted-average remaining lease term	7.05	6.94
Weight-average discount rate	4.87%	4.87%

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

15.	Leases (Continued)

The components of lease costs of these operating leases for the years ended December 31, 2020 and 2021 are as follow:

	Year Ended December 31,
	2020	2021
	RMB	RMB
Operating lease cost for fixed payments	484,275	379,323
Short-term lease costs	61,289	25,543
Variable lease costs	64,877	106,251
Total Lease costs	610,441	511,117
The following table provides supplemental cash flow information related to leases:

	Year Ended December 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	445,614	397,927
The following table provides the maturities of lease liabilities at December 31, 2021:

Maturities of lease liabilities at December 31, 2021	Operating leases
2022	297,498
2023	331,667
2024	239,508
2025	119,277
2026	63,490
2027 and thereafter	436,663

Total future undiscounted lease payments	1,488,103
Less: imputed interest	250,631

Total present value of lease liabilities	1,237,472

16.	Distribution of profit
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
the appropriation to the other fund are at the discretion of the subsidiaries. The PRC subsidiaries are also subject to certain restrictions with respect to transfers of any of their net assets to the Company and the Company does not have legal ownership in VIEs and VIEs’ subsidiaries.
The general reserve is used to offset future extraordinary losses. A subsidiary may, upon a resolution passed by the shareholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

16.	Distribution of profit (Continued)

the collective welfare of the employees of the subsidiary. The enterprise expansion reserve is for the expansion of the subsidiary’s operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law, and are not distributable as cash dividends to the Company.
Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries transferred RMB184,182, RMB61,925 and RMB87,113 to the general reserve during the years ended December 31, 2019, 2020 and 2021, respectively.
The balance of restricted net assets was RMB12.15 billion as of December 31, 2021.

17.	Capital structure
Dual-class share structure
On September 15, 2014, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and re-designated
into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. As of December 31, 2020 and 2021, all Class B ordinary shares were held by the Chairman of the Company.
ADS ratio change
Effective November 3, 2014, the Group changed its ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to five ADSs representing one Class A ordinary share.
Exercise of share options
During the years ended December 31, 2019, 2020 and 2021, 85,706, 157,429 and 1,646,137 Class A ordinary shares were issued respectively, as a result of exercise of share options by employees.

Vesting of shares awards
During the years ended December 31, 2019, 2020 and 2021, 1,102,773, 1,481,693 and1,156,264 Class A ordinary shares were issued respectively as a result of vesting of shares awards granted to employees and consultants.

Repurchase of ordinary shares
During the year ended December 31, 2021, the Group repurchased approximately US$304.2 million (RMB1,938.8 million) of ADS representing 2,742,990 class A ordinary shares in accordance with the US$500 million share repurchase program the Company’s board of directors authorized in March 2021.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

17.	Capital structure (Continued)

Conversion of ordinary shares
During the year ended December 31, 2021, 950,000 class B shares were converted into Class A shares.

18.	Non-controlling interests

Non-controlling interests
RMB
Balance as of December 31, 2019	422,541
Net income attributable to non-controlling interests	12,399
Acquisition of additional equity interests in subsidiaries	(19,853)
Dividend distribution to non-controlling interests holders	(12,496)
Disposal of a subsidiary	(2,463)
Dilution on non-controlling interests due to the Company’s contribution to its subsidiary	(703)
Capital contribution from non-controlling interests shareholders (i)	141,983
Non-controlling interests arising from the acquisition of Shan Shan Outlets(Note 3)	346,647

Balance as of December 31, 2020	888,055
Net income attributable to non-controlling interests	11,801
Acquisition of additional equity interests in subsidiaries	2,968
Dividend distribution to non-controlling interests holders	(18,083)
Capital contribution from non-controlling interests shareholders (i i )	310,677

Balance as of December 31, 2021	1,195,418

(i)
During the year ended December 31, 2020, a total capital contribution of RMB 122,613 are received from the non-controlling
shareholders of Chongqing Weiao Commercial Management Co., Ltd (“Chongqing Weiao”), Hengyang Shan Shan Outlets Shopping Mall Co., Ltd (“Hengyang Shan Shan”) and Shenyang Shan Shan Outlets Shopping Mall Co., Ltd. (“Shenyang Shan Shan”).

During
the
year ended December 31, 2020, the
non-controlling
interests shareholders of Hengyang Shan Shan converted it’s receivables due from the Group of RMB62,518 as capital contribution. The contribution is recorded as a credit of RMB19,370 based on the book value of the non-controlling
interests and the excess of RMB43,148 is recorded to additional paid-in
capital.

(ii)
During the year ended December 31, 2021, a total capital contribution of RMB461,148 from the non-controlling
shareholders of several subsidiaries of Shan Shan Outlets in which RMB310,677 and RMB150,471 was recorded in non-controlling interests and additional paid-in capital, respectively.

F-5
3

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18.	Non-controlling interests (Continued)

The schedule below discloses the effect of changes in the Company’s ownership interests in subsidiaries on the Company’s equity:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net income attributable to Vipshop Holdings Limited’s shareholders	4,016,832	5,906,957	4,681,073
Transfers (to) from the non-controlling interests:
Decrease in the Company’s additional paid-in capital in relation to the acquisition of additional equity interests in subsidiaries	(10,497)	(21,314)	(18,050)
Increase (decrease) in the Company’s additional paid-in capital in relation to contribution to its subsidiary	(97,875)	703	—
Capital contributions from non-controlling interests	—	43,148	150,471
Net transfers from (to) non-controlling interests	(108,372)	22,537	132,421

Changes from net income attributable to Vipshop Holdings Limited’s shareholders and transfers from non-controlling interests	3,908,460	5,929,494	4,813,494

19.	Other operating income
Other operating income consists of government grants and other miscellaneous income. Grants related to depreciable assets are recognized in profit or loss over the periods in which depreciation expense on those assets is recognized, corresponding to the useful lives of the assets.
Other operating income is comprised of:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Government grants	427,832	395,042	503,685
Claims income	96,388	141,408	175,499
Others	121,193	171,405	245,395

Total other operating income	645,413	707,855	924,579

20.	Income taxes
Cayman Islands
Under the current laws of the Cayman Islands, Vipshop Holdings Limited is not subject to tax on its income or capital gains. In addition, upon payments of dividends by Vipshop Holdings Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

F-5
4

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

20.	Income taxes (Continued)

Hong Kong
The Group’s subsidiaries operating in Hong Kong are subject to a two-tiered
income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2
.0
 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate at
8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%.
The People’s Republic of China
Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically owned enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate at
25%. While the EIT Law equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high and new technology companies, regardless of whether these are domestically owned enterprises or FIEs.
In accordance with the State Administration of Taxation Announcement 2018 No. 23: the Administrative Measures on Corporate Income Tax Preferential Policies (Revision 2018), the enterprise shall voluntarily assess and apply the relevant preferential tax rate according to the de facto operating situation and relevant tax regulations, the relevant supporting documents of which shall be retained for any examination by the tax authorities.
The Group’s subsidiaries and the variable interest entities in the PRC are all subject to the tax rate at
25%
for the periods presented except for some principal subsidiaries that were entitled to the following preferential tax treatment, based on the Group’s assessment and relevant tax regulations:
Guangzhou Pinwei Software Co., Ltd. (“Pinwei Software”) applied for and was classified as “State Planning Key Software Enterprise” (a “SPKSE”) by the local tax authority and is entitled to a preferential tax rate at 10% pursuant to Circular Caishui (2012) 27 for the year 2019. Pinwei Software was qualified as High and New Technology Enterprises (“HNTE”) and is entitled to a favorable tax rate at
15%.

The HNTE qualification was received and approved in December 2020 and need to re-apply
every
three years.
Pinwei Software is entitled to enjoy the beneficial tax rate at
 15%
as an HNTE for the years 2020 and 2021.

Vipshop (Zhuhai) E-Commerce Co., Ltd. (“Vipshop Zhuhai”) is entitled to a preferential tax rate at
 15%
as it is located in Zhuhai Hengqin new free trade district in the PRC, and its primary business falls within the scopes of the encouraged industries stipulated in the related policies.
Vipshop (Jianyang) E-Commerce Co., Ltd. (“Vipshop Jianyang”), Chongqing Vipshop E-Commerce Co., Ltd. (“Vipshop Chongqing”) have been recognized as “encouraged enterprises in an industry sector encouraged by the PRC government” in the Western Region, and are entitled to a preferential tax rate at
 15%
for the years ended 2019, 2020 and 2021.
The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2019, 2020 and 2021, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

20.	Income taxes (Continued)
limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 (US$16) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion, refusal to pay tax and tax fraud.
Income (loss) by tax jurisdictions:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income from China operations	5,161,228	6,284,697	5,593,215
(Loss) income from non-China operations	(218,423)	734,660	280,060

Total income before tax and share of income of equity method investees	4,942,805	7,019,357	5,873,275

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income tax expenses
Current tax	974,207	1,256,086	1,374,720
Deferred tax	9,347	(126,070)	(152,016)

Total tax expenses	983,554	1,130,016	1,222,704

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
If the entity were to be
non-resident
for PRC tax purpose, dividends paid out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents which meet the criteria of beneficial owner in the Hong Kong Special Administrative Region (“Hong Kong SAR”), the withholding tax would be 5%.
Aggregate undistributed earnings of the Group’s subsidiaries in the PRC that are available for distribution to the Group of approximately RMB19,137.9 million and RMB23,111.4 million as of December 31, 2020 and 2021 respectively are considered to be indefinitely reinvested under ASC
740-30,
Accounting for Income Taxes—Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

20.	Income taxes (Continued)

taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB
 956.9 million and RMB1,155.6 million as of December 31, 2020 and 2021 respectively.
A reconciliation of the income tax expense to income before income tax expense and share of income of equity method investees computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of income and comprehensive income is as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income before income tax and share of income of equity method investees	4,942,805	7,019,357	5,873,275
Computed income tax expense at PRC EIT tax rate	1,235,701	1,754,839	1,468,319
Effect of non-deductible expenses, including:
-Share-based compensation expenses	163,033	134,324	160,204
-Other non-deductible expenses	36,838	27,497	32,390
Effect of different tax rates of subsidiaries operating in other jurisdiction	17,834	(152,863)	79,923
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(562,898)	(580,608)	(538,797)
Effect of non-taxable income	(15,800)	(90,265)	(51,395)
Change in valuation allowance	108,846	37,092	72,060

Income tax expenses	983,554	1,130,016	1,222,704

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
The aggregate effect	562,898	580,608	538,797
Per share effect:
Class A and Class B ordinary share:
—basic	4.22	4.30	3.96
—diluted	4.14	4.21	3.88

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

20.	Income taxes (Continued)

The principal components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	300,544	461,974
Allowance for doubtful debts	11,792	11,100
Impairment of investments	27,919	37,836
Inventory write-down	268,094	273,080
Payroll payable and other accruals	5,587	4,675
Deferred income	326,610	339,230
Impairment of property and equipment	105,961	119,778
Impairment of land use rights	13,752	13,752
Others	1,771	4,421
Less: valuation allowance	(433,763)	(505,823)

Total deferred tax assets-non-current	628,267	760,023

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax liabilities :
Fair value adjustments of long-lived assets from business acquisition	382,434	389,359
Revaluation of other investments	7,363	685
Others	43,198	47,158

Total deferred tax liabilities-non-current	432,995	437,202

As of December
31,
2020 and 2021, the amount of tax loss carried forward was nil and RMB65.3 million, respectively, for the Group’s subsidiary incorporated in Hong Kong, which can be carried forward indefinitely to offset future taxable income; the remaining amount of tax loss of RMB1.27 billion and RMB1.62 billion, mainly arose from the Group’s certain subsidiaries established in the PRC, which can be carried forward to offset future taxable income and will expire during the period from 2022 to 2026.
The Group has provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2020 and 2021, respectively, as management is not able to conclude that the future realization of some of those net operating loss carry forwards and other deferred tax assets are more likely than not.

21.	Earnings per share
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
As of December 31, 2019, 2020 and 2021, there are 1,689,709, 410,260 and 84,088 employee share options or non-vested
ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.
Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2019, 2020 and 2021 as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Basic earnings per share attributable to Vipshop Holdings Limited’s ordinary shareholders:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	4,016,832	5,906,957	4,681,073

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	133,524,129	135,077,790	136,175,112

Basic earnings per Class A and Class B ordinary shares	30.08	43.73	34.38

Diluted earnings per share for the years ended December 31, 2019, 2020 and 2021 are calculated as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Diluted earnings per share:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	4,016,832	5,906,957	4,681,073
Interest expenses from Convertible Senior Notes	9,062	—	—
Net earnings attributable to Class A and Class B ordinary shareholders for computing diluted earnings per Class A and Class B ordinary share	4,025,894	5,906,957	4,681,073

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

21.	Earnings per share (Continued)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	133,524,129	135,077,790	136,175,112
Dilutive employee share options and non-vested ordinary shares	1,289,127	2,958,220	2,569,910
Dilutive convertible senior notes	1,268,159	—	—

Weighted average number of Class A and Class B ordinary shares outstanding for computing diluted earnings per Class A and Class B ordinary share	136,081,415	138,036,010	138,745,022

Diluted earnings per Class A and Class B ordinary shares	29.58	42.79	33.74

The Group granted a number of
non-vested
ordinary shares to certain executive officers and employees during the years ended December 31, 2019, 2020 and 2021 (refer to Note 24 (b)), these non-vested
shares are not included in the computation of basic earnings per share as these non-vested
shares are not entitled to any dividends or dividend equivalents.

22.	Commitments and contingencies
Capital commitment
As of December 31, 2021
, the Group has contracted for capital expenditures of RMB765,700 (2020
: RMB
1,255,703).
Other commitments
The Group has the following commitments:
The Group commits to purchase services from one of its related parties at the amounts of US US$20.0 million (approximately RMB127.5 million during the year end ing
 December 31, 2022. (2020: US$40.0 million (approximately RMB261.0 million)).

During
the years ended December 31, 2020 and 2021, the Group acquired several limited partnership funds recognized as equity investments without readily determinable fair value. As of December 31, 2021, the Group’s total contribution to these funds amounted to RMB102.1 million and there is a remaining investment commitment of RMB103.5 million.
In October 2019, the Group acquired 17% limited partnership interest in Sequoia Fashion and Technology, which is a PRC limited partnership industry fund. As of December 31, 2021, the Group’s total contribution to the fund amounted to RMB480.0 million and there is a remaining investment commitment of RMB1,520.0 million.
During the years ended December 31, 2020 and 2021, the Group acquired several limited partnership funds recognized as investment in equity method investee. As of December 31, 2021, the Group’s total contribution to these funds amounted to RMB141.6 million and there is a remaining investment commitment of RMB85.8 million.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

22.	Commitments and contingencies (Continued)

Contingencies
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

23.	Related party transactions
For the years ended December 31, 2019, 2020 and 2021, the Group entered into the following material related party transactions:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Purchase of goods(i)	1,451,404	1,775,600	1,935,511
Purchase of services(i)	462,126	780,050	1,124,708
Provision of services	44,420	44,259	31,345
Sales of product	111,510	102,249	85,718

(i)	The goods and services were purchased from companies either controlled by its shareholders or directors and equity method investees of the Group.
Details of the balances with related parties are as follows:

(a)	Amounts due from related parties, net (current and non-current)
Amounts due from related parties (current and
non-current)
as of December 31, 2020 and 2021 amounted to RMB333,539 and RMB637,825, respectively, mainly includes RMB106,450 of interest-bearing loans lend to Gansu Shan Shan with interest at 4.35% per annum, RMB498,449 of deposits to VipFubon at 3.85% per annum as shareholder deposits, which the cash transferred was included in other investing activities in cash flow, and the remaining of RMB32,926 (2020:RMB30,089) mainly includes prepayments related to purchases of goods.

During the year ended December 31, 2021, the loan of RMB216,000 with interest rate of 4.35% per annum originated from the Group to Kunshan Baowei are fully repaid by receiving of inventories at the carrying value equivalent to the loan amount.

(b)	Amounts due to related parties
Amounts due to related parties as of December 31, 2020 and 2021 amounted to
 RMB444,100 and RMB429,088,
respectively, mainly including payables for purchases of goods and other services of RMB357,688 (2020:RMB382,900) and an interest-free loan of

RMB71,400

(2020:RM
B61,200)
from Zhengzhou Shan Shan to Shan Shan Outlets for operating use.

24.	Share-based payments

(a)	Share incentive plan
In March 2011, the Group adopted the Vipshop Holdings Limited 2011 Stock Incentive Plan (the “2011 Plan”), which provide up to an aggregate of 7,350,000 Class A ordinary shares of the Company as share-based compensation to employees, directors, officers and consultants and other eligible personal of the Group.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Share-based payments (Continued)

(a)	Share incentive plan (Continued)

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
The Group uses the Binomial model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm. The Group estimates that the forfeiture rate for key management and employees will be nil and 25% for 2019, nil and 28% for 2020, as well as nil and 29% for 2021, respectively.

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
The fair value of ordinary shares were determined based on the closing price in the market.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Share-based payments (Continued)

(a)	Share incentive plan (Continued)

For the years ended December 31, 2020 and 2021, the share option movements were as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual years to expiry per share	Weighted average fair value at grant date	Weighted average intrinsic value per option	Aggregate intrinsic value
		US$		US$	US$	US$
Outstanding as of December 31, 2018	2,381,497	26.61	3.05 years	17.76	27.98	66,644,636

Exercised	(85,706)	0.50	1.21 years

Outstanding as of December 31, 2019	2,295,791	27.59	2.09 years	18.31	43.26	99,318,793

Granted	5,363,788	66.85	9.00 years
Forfeited	(13,750)	94.65	1.00 years
Exercised	(157,429)	0.84	0.33 years

Outstanding as of December 31, 2020	7,488,400	56.28	6.77 years	37.55	84.27	631,047,468

Forfeited	(35,572)	2.60	0 years
Exercised	(1,646,137)	39.01	0.55 years

Outstanding as of December 31, 2021	5,806,691	61.51	7.29 years	41.09	(19.51)	(113,305,854)

Non-vested as of December 31, 2021	3,650,356
Options vested and expected to vest as of December 31, 2021	5,806,691	61.51	7.29 years	41.09	(19.51)	(113,305,854)
Exercisable as of December 31, 2021	2,156,335	52.48	6.08 years	34.86	(10.48)	(22,598,391)
For the years ended December 31, 2019, 2020 and 2021, the Group recognized share-based payment expenses of RMB65,165, RMB317,503 and RMB247,648 in connection with the share options granted to key management and employees, respectively. The total fair value of shares vested during the years ended December 31, 2019, 2020 and 2021 was RMB65,165, RMB297,577 and RMB471,325 respectively.
As of December 31, 2021, there was RMB1,056,206 (2020: RMB1,319,259) unrecognized compensation cost related to unvested share options granted to key management and employees of the Group. The unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average period of 4 years on a straight-line basis schedule as of December 31, 2021.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Share-based payments (Continued)

(b)	Non-vested shares
During the years ended December 31, 2019, 2020 and 2021, a total of 2,418,556, 1,628,542 and 1,583,290
non-vested
shares were granted to executive officers, employees, members of Audit Committee and consultants of the Group under the 2012 and 2014 Plan, respectively.
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
For the years ended December 31, 2020 and 2021, the
non-vested
shares movement was as follows:

Non-vested shares outstanding
Outstanding as of December 31, 2019	3,399,817

Granted	1,628,542
Vested	(1,481,693)
Forfeited	(554,973)

Outstanding as of December 31, 2020	2,991,693

Granted	1,583,290
Vested	(1,156,264)
Forfeited	(782,945)

Outstanding as of December 31, 2021	2,635,774

The Group recognized compensation expense over the four year service periods on a straight-line basis, and applied a forfeiture rate of nil for key management for 2019, 2020 and 2021, while the forfeiture rate is 25% , 28% and 29% for employees for the years ended December 31, 2019, 2020 and 2021, respectively. The aggregate fair value of the restricted shares at grant dates was RMB693,266, RMB956,864 and RMB1,357,118 during the years ended December 31, 2019, 2020 and 2021 respectively. The fair value of non-vested
shares are measured at the respective fair value of the Company’s ordinary shares on the grant-dates.
For the years ended December 31, 2019, 2020 and 2021, the Group recognized share-based payment expenses of RMB617,192, RMB518,026 and RMB611,572 in connection with the non-vested
shares granted to employees, respectively.
As of December 31, 2021 there was RMB1,405,731 (2020: RMB1,082,970) unrecognized compensation cost related to non-vested
shares which is expected to be recognized over a weighted average vesting period of 2.79 years. The weighted average granted fair value per share of non-vested
shares granted during the years ended December 31, 2019, 2020 and 2021 w ere
US$41.43 (approximately RMB286.64), US$87.13 (approximately RMB587.56) and US$132.92 (approximately RMB857.15) respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Share-based payments (Continued)

(c)	Share-based awards relating to the Shan Shan Outlets
In December 2019, Shan Shan Outlets, a wholly-owned subsidiary of the Group, adopted a Stock Incentive Plan (“the Shan Shan Plan”), which provided up to an aggregate of RMB
150,000,000
, representing
15
% of the equity interest of the Shan Shan Outlets as share-based compensation to employees, external assigned employees and other eligible personal. The maximum contractual term of the Shan Shan Plan is
10
years.
In December 2019, 7.5% of the equity interest of the Shan Shan Outlets share options were granted to its executive officer under the Shan Shan Plan. In August 2020, 0.1484% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan. In February and August 2021, 0.4208% and 0.7611% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan, respectively.
The vesting period is generally 4 years of employment services where 25% to 72.91% will be vested on the first anniversary from grant date with the remaining to be vested ratably over the remaining vesting period.
No consideration will be transferred to the Group upon exercise, where Shan Shan Outlets shall repurchase the shares at a price determined based on Shan Shan Outlet’s
3-
year-audited-average
net profit. Accordingly, the award is classified as a liability award with fair value recognized at each period end, and the fair value change due to re-measurement is recognized in the general and administrative expenses. For the years ended December 31, 2019, 2020 and 2021, the Group recognized share-based payment expenses of RMB5,726,
RMB115,519 and RMB150,793 in connection with the share options granted.
The Group uses the Monte Carlo Simulation Mode (the “MC” model) to determine the estimated fair value for share- based compensation liability below with the assistance of an independent valuation firm as of December 31, 2019, 2020 and 2021.
The assumptions used in determining the fair value of the share-based awards as of December 31, 2019, 2020 and 2021 were as follows:

Assumptions	2019	2020	2021
Expected dividend yield	0%	0%	0%
Risk-free interest rate	2.53%~2.81%	2.72%~2.89%	2.28%~2.52%
Expected volatility	23.41%~24.02%	32.30%~33.90%	36.40%~40.10%
Total fair value of share-based awards	226,756	416,194	551,040
Notes:
(1)	Expected dividend yield:
The expected dividend yield was estimated by the Group based on Shan Shan Outlet’s dividend policy over the expected life of the awards.

(2)	Risk-free interest rate:
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
For the years ended December 31, 2019, 2020 and 2021, share based compensation expenses have been included in the following balances on the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Fulfillment expenses	(112,683)	(100,486)	(88,985)
Marketing expenses	(35,038)	(16,534)	(26,834)
Technology and content expenses	(180,493)	(152,234)	(252,730)
General and administrative expenses	(359,869)	(681,794)	(641,464)

	(688,083)	(951,048)	(1,010,013)

25.	Segment information
Segment revenue and results
For the year ended December 31, 2019 and 2020, the Group determined it has four operating segments, Vip.com, internet finance, Shan Shan Outlets and offline shops. From the year ended December 31, 2021, City Outlets is determined as a new additional operating segment and the Group determined it has five operating segments. Vip.com and Shan Shan Outlets have been identified as reportable segments while Internet finance, offline shop and City Outlets operating segments were aggregated as others reportable segment.
The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues
Vip.com	91,435,282	99,324,590	114,189,757
Shan Shan Outlets	245,817	1,151,331	1,579,032
Others	2,638,702	2,904,182	3,202,867
Inter-segment revenues (Note a)	(1,325,383)	(1,521,614)	(1,911,978)

Total net revenues	92,994,418	101,858,489	117,059,678
Income from operations
Vip.com	5,267,814	6,656,721	6,158,560
Shan Shan Outlets	6,255	187,499	357,602
Others	227,719	2,291	88,065
Unallocated expenses (Note b)	(728,414)	(986,425)	(1,021,805)

Total income from operations	4,773,374	5,860,086	5,582,422
Total other income	169,431	1,159,271	290,853

Income before income taxes and share of income of equity method investees	4,942,805	7,019,357	5,873,275

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

25.	Segment information (Continued)
Segment revenue and results (Continued)

Notes:
(a)
Inter-segment revenues mainly consist of payment processing, inter platform technical services, warehousing rental services and supply chain management services, promotion services provided by Vip.com to Internet finance business and internal procurement between offline shops, Shanshan outlets and Vip.com.

(b)	Unallocated expenses include share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.
Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Total depreciation of property and equipment, net
Vip.com	771,049	672,957	741,202
Shan Shan Outlets	22,551	125,254	208,091
Others	36,768	171,872	147,678

	830,368	970,083	1,096,971

I
nterest income and expenses (included in the measurement of segment profit or loss):

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Interest income
Vip.com	167,550	313,183	528,294
Shan Shan Outlets	11,746	63,282	57,732
Others	54,765	72,552	85,736
Inter-segment interest income	(17,034)	—	(301)

	217,027	449,017	671,461

Interest expense
Vip.com	(42,424)	(61,850)	(13,864)
Shan Shan Outlets	(8,989)	(5,507)	(597)
Others	(51,625)	—	(301)
Inter-segment interest income	17,034	—	301

	(86,004)	(67,357)	(14,461)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net (loss) income of investments accounted under the equity method
Vip.com	(25,590)	(74,794)	(54,715)
Shan Shan Outlets	52,772	104,809	97,018

	27,182	30,015	42,303

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

25.	Segment information (Continued)
Segment revenue and results (Continued)

	Year ended December 31,
	2020	2021
	RMB	RMB
Total assets
Vip.com	44,087,467	46,042,338
Shan Shan Outlets	8,766,027	10,692,051
Others	6,087,320	5,553,152

	58,940,814	62,287,541

Investments in equity method investees
Vip.com	783,919	1,258,863
Shan Shan Outlets	1,165,868	1,218,005

	1,949,787	2,476,868

Total expenditure for additions of long-lived assets
Vip.com	1,449,632	1,808,285
Shan Shan Outlets	597,611	1,754,503
Others	224,652	15,857

	2,271,895	3,578,645

Product revenues relate to sales of apparel, shoes and bags and other products.
Other revenues mainly relate to revenues from product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets, fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Product revenues
Womenswear and menswear	33,575,532	35,403,381	36,387,893
Shoes and bags	9,045,520	10,010,393	10,940,824
Skincare and cosmetics	14,645,878	14,879,902	15,404,639
Sportswear and sporting goods	7,333,523	10,648,291	13,528,783
Home goods and other lifestyle products	8,306,962	9,053,344	10,702,864
Baby and children products	10,096,808	11,400,829	8,700,589
Supermarkets and other products	5,717,088	6,053,572	15,591,310
	88,721,311	97,449,712	111,256,902
Other revenues	4,273,107	4,408,777	5,802,776

Total net revenues	92,994,418	101,858,489	117,059,678

Geographic information
Substantially all revenues and long-lived assets of Group are derived from and located in the PRC.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

26.	Subsequent events
Share repurchase program
On March 31, 2022, the Company’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$1 billion of its American depositary shares or Class A ordinary shares over the next 24-month period. As of the date of this report, the Company had repurchased all of its American depositary shares in accordance with the US$500 million share repurchase program authorized in March 2021 and no share had been repurchased in accordance with the US$1 billion share repurchase program authorized in March 2022.

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Statements of Income and Comprehensive Income
(All amounts in thousands)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(z)
General and administrative expenses	(31,240)	(12,625)	(17,956)	(2,818)
Other operating income	39,385	81,989	12,745	2,000

Income(loss) from operations	8,145	69,364	(5,211)	(818)
Interest expenses	(9,062)	—	—	—
Share of loss of an equity method investee	(6,163)	(4,200)	—	—
Impairment loss on an equity method investee	—	(38,115)	—	—

Equity income of subsidiaries and VIEs	4,023,912	5,879,908	4,686,284	735,380

Net income attributable to Vipshop Holdings Limited’s shareholders	4,016,832	5,906,957	4,681,073	734,562
Other comprehensive loss:
Foreign currency translation, net of tax of nil	(25,773)	(2,298)	(29,645)	(4,652)

Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	3,991,059	5,904,659	4,651,428	729,910

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Balance Sheets
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(z)
ASSETS
Cash and cash equivalents	62	337	53
Investment in subsidiaries	23,358,829	28,904,332	4,535,720
Amount due from subsidiaries	5,278,056	3,812,267	598,228

TOTAL ASSETS	28,636,947	32,716,936	5,134,001

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	108,839	54,374	8,533
Deferred income	30,374	29,664	4,655

Total liabilities	139,213	84,038	13,188

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 119,223,484 and 122,975,885 shares issued, of which 119,223,484 and 120,232,895 shares were outstanding as of December 31, 2020 and 2021, respectively)	77	80	13
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 15,560,358 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	11	11	2
Treasury shares, at cost (Nil and 2,742,990 Class A shares as of December 31, 2020 and 2021, respectively)	—	(1,927,719)	(302,501)
Additional paid-in capital	10,816,185	12,227,637	1,918,783
Retained earnings	17,740,415	22,421,488	3,518,421
Accumulated other comprehensive loss	(58,954)	(88,599)	(13,905)

Total shareholders’ equity	28,497,734	32,632,898	5,120,813

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	28,636,947	32,716,936	5,134,001

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Statements of Cash Flows
(All amounts in thousands)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(z)
Cash flow from operating activities:
Net income	4,016,832	5,906,957	4,681,073	734,562
Adjustments to reconcile net income to net cash by operating activities:
Equity income of subsidiaries and VIEs	(4,023,912)	(5,879,908)	(4,686,284)	(735,380)
Share of results of an equity method investee	6,163	4,200	—	—
Impairment loss on an equity method investee	—	38,115	—	—
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	(5,885)	107,631	(52,544)	(8,246)
Deferred income	—	30,374	(710)	(111)

Net cash (used in) generated from operating activities	(6,802)	207,369	(58,465)	(9,175)

Cash flows from investing activity:
Changes in amounts due from subsidiaries	4,227,181	(208,250)	1,577,719	247,579

Net cash provided by (used in) investing activities	4,227,181	(208,250)	1,577,719	247,579

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of share options	297	895	419,814	65,878
Redemption of convertible senior notes	(4,220,841)	—	—	—
Repurchase of ordinary shares	—	—	(1,938,798)	(304,240)

Net cash (used in) provided by financing activities	(4,220,544)	895	(1,518,984)	(238,362)

Effect of exchange rate changes on cash and cash equivalents	(3)	4	5	1

Net (decrease) increase in cash and cash equivalents	(168)	18	275	43
Cash and cash equivalents at beginning of the period	212	44	62	10

Cash and cash equivalents at end of the period	44	62	337	53

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
As of December 31, 2021, RMB12.15
billion of the restricted capital, reserves and net asset are not available for distribution or transfer respectively, and as such, the condensed financial information of Vipshop Holdings Limited (“Parent Company”) has been presented. Relevant PRC laws and regulations also restrict the subsidiaries in PRC, the VIEs and VIEs’ subsidiaries from transferring a portion of their net assets to the Parent Company in the form of loans and advances or cash dividends.
During each of the three years in the period ended December 31, 2021, no cash dividend was declared and paid by the Parent Company.
As of December 31, 2021, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Parent Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.
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