Form 20-F
period 2022-12-31
Vipshop Holdings Ltd
filed 2023-04-19
CIK 1529192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
David Cui, Chief Financial Officer
Vipshop Holdings Limited
128 Dingxin Road
Haizhu District, Guangzhou 510220
People’s Republic of China

Telephone: +86 (20) 2233-0025
Facsimile: +86 (20) 2233-0111
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing 0.2 Class A ordinary shares, par value US$0.0001 per share	VIPS	New York Stock Exchange

Class A ordinary shares, par value US$0.0001 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 101,621,330 Class A ordinary shares, par value US$0.0001 per share, and 15,560,358 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2022.

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the
filing reflect the correction of an error to previously issued financial statements.	☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation
received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued
	by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to
follow.	☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange
Act).	☐ Yes ☒ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities
Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.	☐ Yes ☐ No

i

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

•	“active customers” refers to registered members who have purchased from our online sales business or our online marketplace platforms at least once during the relevant period;

•	“ADSs” refers to the American depositary shares, each of which represents 0.2 Class A ordinary shares of our company, par value US$0.0001 per share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong S.A.R., and Macau S.A.R.;

•	“cumulative customers” refers to all customers who had purchased products from our Vipshop Online Platform at least once during the period from our inception on August 22, 2008 to a specified date;

•	“daily unique visitors” or “monthly unique visitors” refers to the number of different IP addresses from which our Vipshop Online Platform is visited during a given day or a given month, respectively;

•

“discount retailers” refers to retailers that offer branded merchandise systematically at lower-than regular prices through either online or offline channels on a permanent basis, excluding regular retailers that may employ special discount events from time to time;

•

“GMV” refers to gross merchandise value, the total Renminbi value of all products and services sold through our online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the relevant period, including our websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets (since we acquired it in July 2019), and other offline stores, which were fulfilled by either our company or our third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, we do not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left our or other third-party vendors’ warehouses;

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

•

“we” or “our company” refers to Vipshop Holdings Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities, or the VIEs.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.8972 to US$1.00, which was the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include without limitation statements relating to:

•	our goals and strategies;

•	our future business development, financial condition, and results of operations;

•	the expected growth of the online discount retail market in China;

•	our ability to attract customers and brand partners and further enhance our brand recognition;

•	our expectations regarding demand for and market acceptance of our products and services;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	fluctuations in general economic and business conditions in China and globally; and

•	assumptions underlying or related to any of the foregoing.

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

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Vipshop Holdings Limited is not an operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities and their subsidiaries, but maintains contractual arrangements with the consolidated variable interest entities and is considered the primary beneficiary of these entities, whose financial results are consolidated in Vipshop Holdings Limited’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entities and their subsidiaries, and the relevant government authorities may challenge the enforceability of these contractual arrangements. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the consolidated variable interest entities and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing and mobile application distribution businesses, and internet-based audio and video services. Accordingly, we operate these businesses in China through the consolidated variable interest entities and their subsidiaries, and such structure is used to provide investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their nominee shareholders to direct the business operations of the consolidated variable interest entities and their subsidiaries. Revenues contributed by the consolidated variable interest entities accounted for 2.3%, 2.6%, and 1.1% of our total net revenues in 2020, 2021, and 2022, respectively. As used in this annual report, “we” or “our company” refers to Vipshop Holdings Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities in China, including but not limited to (i) Guangzhou Vipshop E-Commerce Co., Ltd., or Vipshop E-Commerce, which currently holds the primary licenses necessary to conduct the internet-related operations of our Vipshop Online Platform in China, (ii) Guangzhou Vipshop Information Technology Co., Ltd., or Vipshop Information, and (iii) Pin Jun Tong Enterprise Management & Consulting Co., Ltd., or Pin Jun Tong. The consolidated variable interest entities and their subsidiaries are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under the U.S. GAAP for accounting purposes. Vipshop Holdings Limited is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities or their subsidiaries. Investors in the ADSs are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated variable interest entities in China.

The following diagram illustrates our corporate structure, including our principal subsidiaries and the principal consolidated variable interest entity as of the date of this annual report:

Notes:

(1)

Shareholders of Vipshop E-Commerce include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 66.7% and 33.3% of the total equity interests in Vipshop E-Commerce, respectively.

(2)	A consolidated variable interest entity primarily engaged in operating e-commerce platform.
(3)	Subsidiaries primarily engaged in product procurement business.
(4)	Subsidiaries primarily engaged in retail businesses and warehousing services in the cities of Jianyang and Zhaoqing, and the regions around them.
(5)	Subsidiaries primarily engaged in software development and information technology support.

A series of contractual agreements, including equity interest pledge agreements, exclusive option agreements, powers of attorney, exclusive business cooperation agreements, and loan agreements, have been entered into by and among our PRC subsidiaries, the consolidated variable interest entities, and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of these contractual arrangements, we are considered the primary beneficiary of the consolidated variable interest entities and have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither Vipshop Holdings Limited nor its investors in the ADSs has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entities and their subsidiaries, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entities and their subsidiaries. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements Relating to the Consolidated Variable Interest Entities.”

However, contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interest entities and their subsidiaries and we may incur substantial costs in enforcing the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If the consolidated variable interest entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the significant consolidated variable interest entity have potential conflict of interest with us, which may adversely affect our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated variable interest entities and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the consolidated variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required licenses, permits, registrations, or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated variable interest entities. If the PRC government determines the contractual arrangements that constitute part of the consolidated variable interest entity structure to be incompliance with PRC laws or regulations, or if these laws or regulations or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the consolidated variable interest entities structure, which would likely result in a material adverse change in our operations, and the value of the ADSs may decline significantly or become worthless. Our Cayman Islands holding company, our PRC subsidiaries, the consolidated variable interest entities and their subsidiaries, and investors of our company face uncertainty with respect to potential actions that may be taken by the PRC government which could affect the enforceability of the contractual arrangements we have with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

Our China Operations

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity, data security and data privacy, as well as the prospective uncertainties as to the ability of the Public Company Accounting Oversight Board, or the PCAOB, to inspect or investigate completely auditors located in China, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries have obtained the necessary licenses and permits from the PRC government authorities that are material for their business operations in China, including, among others, VAT Licenses, Food Operating Permit, Internet Drug Information Service Qualification Certificate, Payment Business License, Network Cultural Business License, and Record-Filing of a Customs Declaration Entity. Given the uncertainties of interpretation and implementation of the relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, registrations, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If our PRC subsidiaries and the consolidated variable interest entities fail to obtain and maintain the requisite assets, licenses, and approvals required under PRC laws, our business, financial condition, and results of operations may be materially and adversely affected.”

There have been a number of recently promulgated PRC laws, regulations, and rules that regulate the issuances and offerings of securities conducted overseas by China-based issuers as well as the foreign investment therein, including but are not limited to, (i) the Cybersecurity Review Measures jointly promulgated by the Cyberspace Administration of China, or the CAC, and other authorities on December 28, 2021 and came into effect on February 15, 2022, which requires companies that meet certain criteria to be subject to cybersecurity review, and (ii) the Trial Administration Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, promulgated by the China Securities Regulatory Commission, or the CSRC, on February 17, 2023 and came into effect on March 31, 2023, which establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. For details of the regulations that may impact our ability to pursue overseas offerings, issuances, and listing, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Listing and M&A.”

Under the current PRC laws, regulations, and rules, in connection with our issuance of securities to foreign investors in the past, we believe that, as of the date of this annual report, we, our PRC subsidiaries, and the consolidated variable interest entities, (i) are not required to obtain permissions from or complete filing procedures with the CSRC pursuant to the Overseas Offering and Listing Measures for our historical issuances or offerings of securities to foreign investors that were completed before the date of implementation of the Overseas Offering and Listing Measures, but are required to go through filing procedures with the CSRC for our future issuance or offering of securities if we meet certain conditions set forth in the Overseas Offering and Listing Measures to be considered as an indirect overseas offering and listing by a PRC domestic company, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not been denied by any PRC government authority for such requisite permissions or filing procedures. However, given that the Cybersecurity Review Measures, the Overseas Offering and Listing Measures, and other applicable regulations were recently promulgated, there are substantial uncertainties as to their implementation and interpretation, and how they will affect our listing status and financing activities in the future. If we fail to go through the cybersecurity review by the CAC, complete the filing procedures with the CSRC, or fulfill other necessary procedures, if required, in a timely manner, or at all, for any future offering or any other activities that are subject to those regulatory requirements, our ability to raise and access capital will be impacted and our operations could be materially and adversely affected accordingly. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of, filing with, and other administrative procedures of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

If (i) we do not receive or maintain any requisite permissions or approvals or complete any requisite filing procedures, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or that certain filing procedures have been completed or are not required to be completed, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions, approvals, or filing procedures in the future, we cannot assure you that we will be able to obtain such permissions or approvals or complete such filing procedures in a timely manner, or at all, and such permissions, approvals, or filings may be rescinded even if obtained or completed. Any such circumstance could subject us to penalties, including fines, suspension of business, and revocation of required licenses, which could materially and adversely affect our business, financial condition, and results of operations.

Cash and Asset Flows Through Our Organization

Vipshop Holdings Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the consolidated variable interest entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Vipshop Holdings Limited’s ability to pay dividends to the shareholders and investors of the ADSs and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the consolidated variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Vipshop Holdings Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Vipshop Holdings Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries and the consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, and to the consolidated variable interest entities or their subsidiaries only through loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide RMB funding to their respective subsidiaries only through capital contributions and entrusted loans, and to the consolidated variable interest entities only through entrusted loans. See “Item 5. Operating and Financial Review—B. Liquidity and Capital Resources” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our debt and equity offerings to make loans or additional capital contributions to our PRC subsidiaries in China.”

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or the SAFE. These restrictions are benchmarked against the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership. As of December 31, 2020, 2021, and 2022, the total amount of such restriction to which our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries are subject was RMB11.03 billion, RMB12.15 billion, and RMB12.65 billion (US$1.83 billion). Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries to entities outside of China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries, the consolidated variable interest entities or their subsidiaries in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities or their subsidiaries by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Government control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.”

For additional information about the services provided, cash flows or transfer of other assets between our company, our subsidiaries and the consolidated variable interest entities during the three years ended December 31, 2020, 2021, and 2022, see “Item 3. Key Information—Financial Information Relating to the Consolidated Variable Interest Entities.”

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

Financial Information Relating to the Consolidated Variable Interest Entities

The following tables present the condensed consolidating schedules for the consolidated variable interest entities and other entities for the years and as of the dates indicated.

Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2022
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Net revenues	—	102,541,330	1,933,233	(1,322,074)	103,152,489
Share of gain from subsidiaries and consolidated variable interest entities	6,317,707	—	—	(6,317,707)	—
Net income	6,298,816	6,270,670	60,056	(6,317,707)	6,311,835
Comprehensive income	5,679,787	6,270,670	60,056	(6,317,707)	5,692,806

	For the Year Ended December 31, 2021
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Net revenues	—	114,813,941	7,424,952	(5,179,215)	117,059,678
Share of gain from subsidiaries and consolidated variable interest entities	4,686,284	—	—	(4,686,284)	—
Net income	4,681,073	4,307,382	390,703	(4,686,284)	4,692,874
Comprehensive income	4,651,428	4,307,382	390,703	(4,686,284)	4,663,229

	For the Year Ended December 31, 2020
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Net revenues	—	99,970,674	6,129,008	(4,241,193)	101,858,489
Share of gain from subsidiaries and consolidated variable interest entities	5,879,908	—	—	(5,879,908)	—
Net income (loss)	5,906,957	5,923,652	(31,345)	(5,879,908)	5,919,356
Comprehensive income(loss)	5,904,659	5,923,652	(31,345)	(5,879,908)	5,917,058

Notes:

(1)

For the year ended December 31, 2020, 2021, and 2022, net revenue contributed by Vipshop China and its subsidiaries accounted for 86%, 87%, and 90% of the total net revenue, respectively. For the year ended December 31, 2020, 2021, and 2022, net income contributed by Vipshop China and its subsidiaries accounted for 79%, 100%, and 96% of the total net income, respectively.

(2)

The elimination mainly represents the intercompany service fee for technology services provide by our subsidiaries to the consolidated variable interest entities and services rendered related to marketing activities provide by the consolidated variable interest entities to our subsidiaries.

Condensed Consolidated Balance Sheets Information

	As of December 31, 2022
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	1,624	20,231,269	1,705,760	—	21,938,653
Restricted cash	—	32,045	1,132,703	—	1,164,748
Short-term investments	—	1,495,170	100,734	—	1,595,904
Amounts due from related parties, net	—	669,212	975	—	670,187

	As of December 31, 2022
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Account and other receivables and prepayments, net	—	1,844,373	1,003,806	—	2,848,179
Amount due from group companies	376,331	5,199,040	2,016,823	(7,592,194)	—
Loan receivables, net	—	882	—	—	882
Inventories	—	5,514,139	1,741	—	5,515,880
Property and equipment, net	—	16,169,437	56,152	—	16,225,589
Deposits for property and equipment	—	296,605	112	—	296,717
Land use rights, net	—	7,638,506	—	—	7,638,506
Intangible assets, net	—	17	336,582	—	336,599
Investments in equity method investees	—	1,013,567	1,149,305	—	2,162,872
Other investments	—	2,391,821	268,484	—	2,660,305
Investment in subsidiaries and the consolidated variable interest entities	36,076,969	—	—	(36,076,969)	—
Other long-term assets	—	91,762	—	—	91,762
Goodwill	—	741,922	13,291	—	755,213
Deferred tax assets, net	—	680,951	819	—	681,770
Right-of-use assets, net	—	881,411	10,333	—	891,744

Total assets	36,454,924	64,892,129	7,797,620	(43,669,163)	65,475,510

Amount due to group companies	(3,533,552)	(2,393,154)	(1,665,488)	7,592,194	—
Other liabilities	(169,335)	(29,607,102)	(1,626,030)	—	(31,402,467)

Total liabilities	(3,702,887)	(32,000,256)	(3,291,518)	7,592,194	(31,402,467)

Shareholders’ equity	(32,752,037)	(32,891,873)	(4,506,102)	36,076,969	(34,073,043)

	As of December 31, 2021
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	337	14,877,689	1,419,384	—	16,297,410
Restricted cash	—	29,457	844,402	—	873,859
Short-term investments	—	4,589,804	791,814	—	5,381,618
Amounts due from related parties, net	—	636,856	969	—	637,825
Account and other receivables and prepayments, net	—	2,151,657	634,337	—	2,785,994
Amount due from group companies	3,812,267	361,955	2,268,780	(6,443,002)	—
Loan receivables, net	—	131	—	—	131
Inventories	—	6,861,615	3,493	—	6,865,108
Property and equipment, net	—	14,310,297	66,415	—	14,376,712
Deposits for property and equipment	—	362,889	19,232	—	382,121
Land use rights, net	—	6,612,165	—	—	6,612,165
Intangible assets, net	—	—	320,943	—	320,943
Investments in equity method investees	—	1,657,588	819,280	—	2,476,868
Other investments	—	1,980,772	502,139	—	2,482,911
Investment in subsidiaries and the consolidated variable interest entities	28,904,332	—	—	(28,904,332)	—
Other long-term assets	—	67,795	228,571	—	296,366
Goodwill	—	575,874	13,291	—	589,165
Deferred tax assets, net	—	669,727	90,296	—	760,023
Right-of-use assets, net	—	1,144,794	3,528	—	1,148,322

	As of December 31, 2021
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Total assets	32,716,936	56,891,065	8,026,874	(35,347,334)	62,287,541

Amount due to group companies	—	(6,081,047)	(361,955)	6,443,002	—
Other liabilities	(84,038)	(24,977,489)	(3,397,698)	—	(28,459,225)

Total liabilities	(84,038)	(31,058,536)	(3,759,653)	6,443,002	(28,459,225)

Shareholders’ equity	(32,632,898)	(25,832,529)	(4,267,221)	28,904,332	(33,828,316)

Notes:

(1)	As of December 31, 2021 and 2022, assets held by Vipshop China and its subsidiaries accounted for 53% and 33% of our total assets, respectively.
(2)

The elimination mainly represents the intercompany service fee for technology services provide by our subsidiaries to the consolidated variable interest entities and services rendered related to marketing activities provide by the consolidated variable interest entities to our subsidiaries.

Condensed Consolidated Cash Flow Information

	For the Year Ended December 31, 2022
	Parent Company	Subsidiaries(3)	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(103,305)	10,608,709	14,288	—	10,519,692

Loans to group companies (1)	—	—	(2,016,823)	2,016,823	—
Repayments from Group Companies(1)	—	—	2,007,601	(2,007,601)	—
Change in amount due from group companies	6,362,371	—	—	(6,362,371)	—
Other investing activities	—	479,543	569,610	—	1,049,153

Net cash provided by investing activities	6,362,371	479,543	560,388	(6,353,149)	1,049,153

Borrowings under loan from group companies(1)	—	2,016,823	—	(2,016,823)	—
Repayment to group companies(1)	—	(2,007,601)	—	2,007,601	—
Change in amount due to ultimate holding company	—	(6,362,371)	—	6,362,371	—
Other financing activities	(6,257,703)	684,312	—	—	(5,573,391)

Net cash used in financing activities	(6,257,703)	(5,668,837)	—	6,353,149	(5,573,391)

	For the Year Ended December 31, 2021
	Parent Company	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(58,465)	5,828,476	974,633	—	6,744,644

Loans to group companies (1)	—	—	(3,808,295)	3,808,295	—
Repayments from Group Companies(1)	—	1,610	3,740,203	(3,741,813)	—
Change in amount due from group companies	1,577,719	—	—	(1,577,719)	—
Other investing activities	—	(1,996,991)	(329,498)	—	(2,326,489)

Net cash provided by (used in) investing activities	1,577,719	(1,995,381)	(397,590)	(1,511,237)	(2,326,489)

Borrowings under loan from group companies(1)	—	3,808,295	—	(3,808,295)	—
Repayment to group companies(1)	—	(3,740,203)	(1,610)	3,741,813	—

	For the Year Ended December 31, 2021
	Parent Company	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in thousands)
Change in amount due to ultimate holding company	—	(1,577,719)	—	1,577,719	—
Other financing activities	(1,518,984)	1,467,570	(7,374)	—	(58,788)

Net cash used in financing activities	(1,518,984)	(42,057)	(8,984)	1,511,237	(58,788)

	For the Year Ended December 31, 2020
	Parent Company	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash provided by operating activities	207,369	10,705,695	907,380	—	11,820,444
Loans to group companies (1)	—	(1,610)	(3,314,960)	3,316,570	—
Repayments from group companies (1)	—	—	1,692,521	(1,692,521)	—
Purchases of property and equipment from group companies (2)	—	(91,075)	—	91,075	—
Proceeds from disposal of property and equipment to group companies (2)	—	—	91,075	(91,075)	—
Change in amount due from group companies	(208,250)	—	—	208,250	—
Other investing activities	—	(7,938,657)	1,243,614	—	(6,695,043)

Net cash used in investing activities	(208,250)	(8,031,342)	(287,750)	1,832,299	(6,695,043)

Borrowings under loan from group companies (1)	—	3,314,960	1,610	(3,316,570)	—
Repayment to group companies (1)	—	(1,692,521)	—	1,692,521	—
Change in amount due to ultimate holding company	—	208,250	—	(208,250)	—
Other financing activities	895	(21,734)	—	—	(20,839)

Net cash provided by (used in) financing activities	895	1,808,955	1,610	(1,832,299)	(20,839)

Notes:

(1)

For the years ended December 31, 2020, 2021, and 2022, an aggregate amount of RMB3.31 billion, RMB3.81 billion, and RMB2.02 billion (US$292.4 million) was provided by the consolidated variable interest entities to our subsidiaries in the form of intercompany loan, respectively, an aggregate amount of RMB1.69 billion, RMB3.74 billion, and RMB2.01 billion (US$291.1 million) was provided by our subsidiaries to the consolidated variable interest entities in the form of repayment of intercompany loan, respectively.

(2)

For the year ended December 31, 2020, 2021, and 2022, RMB91.1 million, nil, and nil was provided by our subsidiaries to the consolidated variable interest entities for purchase of property and equipment, respectively.

(3)	In 2022, our PRC subsidiary, Vipshop China, distributed a portion of the earnings that amounted to RMB14.98 billion (US$2.17 billion) to Vipshop HK, its holding company in Hong Kong.

A.	[Reserved]

Selected Consolidated Financial Data

The following selected consolidated statements of income data for the years ended December 31, 2020, 2021, and 2022 and the selected consolidated balance sheets data as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results are not necessarily indicative of results expected for any future periods. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our selected consolidated statements of income data for the years ended December 31, 2018 and 2019 and our selected consolidated balance sheets data as of December 31, 2018, 2019, and 2020 have been derived from our audited consolidated financial statements not included in this annual report.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares, and per share and per ADS data)
Selected Consolidated Statements of Income Data
Product revenues	81,510,275	88,721,311	97,449,712	111,256,902	97,250,078	14,099,936
Other revenues	3,013,673	4,273,107	4,408,777	5,802,776	5,902,411	855,769

Total net revenues	84,523,948	92,994,418	101,858,489	117,059,678	103,152,489	14,955,705
Cost of revenues(1)	(67,454,981)	(72,314,190)	(80,573,181)	(93,953,121)	(81,536,409)	(11,821,668)

Gross profit	17,068,967	20,680,228	21,285,308	23,106,557	21,616,080	3,134,037
Operating expenses(2):
—Fulfillment expenses(3)	(7,489,393)	(7,317,706)	(6,878,991)	(7,652,504)	(7,247,210)	(1,050,747)
—Marketing expenses	(3,240,450)	(3,323,927)	(4,284,274)	(5,089,213)	(2,831,316)	(410,502)
—Technology and content expenses	(2,000,894)	(1,568,107)	(1,221,264)	(1,517,307)	(1,605,422)	(232,764)
—General and administrative expenses	(2,674,179)	(4,064,264)	(3,748,548)	(4,189,690)	(4,459,518)	(646,569)

—Goodwill impairment loss	—	(278,263)	—	—	—	—

Total operating expenses	(15,404,916)	(16,552,267)	(16,133,077)	(18,448,714)	(16,143,466)	(2,340,582)
Other operating income	757,062	645,413	707,855	924,579	724,832	105,091

Income from operations	2,421,113	4,773,374	5,860,086	5,582,422	6,197,446	898,546
Income before income taxes and share of (loss)/income of equity method investees	2,747,075	4,942,805	7,019,357	5,873,275	8,077,204	1,171,085
Income tax expenses	(566,604)	(983,554)	(1,130,016)	(1,222,704)	(1,758,810)	(255,003)
Share of (loss)/income of equity method investees	(46,999)	27,182	30,015	42,303	(6,559)	(951)

Net income	2,133,472	3,986,433	5,919,356	4,692,874	6,311,835	915,131

Net (income)/loss attributable to non-controlling interests	(4,685)	30,399	(12,399)	(11,801)	(13,019)	(1,888)
Net income attributable to our shareholders	2,128,787	4,016,832	5,906,957	4,681,073	6,298,816	913,243

Shares used in calculating earnings per share:
Class A and Class B ordinary shares:
—Basic	132,266,157	133,524,129	135,077,790	136,175,112	127,235,048	127,235,048
—Diluted	140,083,610	136,081,415	138,036,010	138,745,022	128,157,304	128,157,304
Net earnings per Class A and Class B ordinary share:
—Basic	16.09	30.08	43.73	34.38	49.51	7.18
—Diluted	15.61	29.58	42.79	33.74	49.15	7.13
Net earnings per ADS(4)
—Basic	3.22	6.02	8.75	6.88	9.90	1.44
—Diluted	3.12	5.92	8.56	6.75	9.83	1.43

Notes:

(1)

Excludes shipping and handling expenses, and includes inventory write-down that amounted to RM440.8 million, RMB347.5 million, RMB554.9 million, RMB35.3 million, and RMB130.7 million (US$18.9 million) for the years ended December 31, 2018, 2019, 2020, 2021, and 2022, respectively.

(2)	Include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	(73,151)	(112,683)	(100,486)	(88,985)	(74,063)	(10,738)
Marketing expenses	(41,063)	(35,038)	(16,534)	(26,834)	(14,630)	(2,121)
Technology and content expenses	(203,594)	(180,493)	(152,234)	(252,730)	(242,714)	(35,190)
General and administrative expenses	(353,402)	(359,869)	(681,794)	(641,464)	(876,174)	(127,033)

Total	(671,210)	(688,083)	(951,048)	(1,010,013)	(1,207,581)	(175,082)

(3)

Include shipping and handling expenses, which amounted to RMB4.50 billion, RMB4.63 billion, RMB4.51 billion, RMB5.24 billion, and RMB5.06 billion (US$734.0 million) for the years ended December 31, 2018, 2019, 2020, 2021, and 2022, respectively.

(4)	Each ADS represents 0.2 Class A ordinary shares.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash, cash equivalents and restricted cash	10,038,472	7,719,285	12,811,321	17,171,269	23,103,401	3,349,679
Total current assets	27,325,637	23,028,041	31,172,982	32,841,945	33,734,433	4,891,033
Total assets	43,562,663	48,582,678	58,940,814	62,287,541	65,475,510	9,493,057
Total liabilities	26,351,870	26,332,981	29,555,025	28,459,225	31,402,467	4,552,928
Total shareholders’ equity	17,210,793	22,249,697	29,385,789	33,828,316	34,073,043	4,940,129

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

•	Our business and results of operations may be materially and adversely affected if we are unable to maintain our customer experience or provide high-quality customer service.

•	Any harm to our brand or failure to maintain our reputation may materially and adversely affect our business and growth prospects.

•	Our business, financial condition, and results of operations had been and may continue to be adversely affected by the COVID-19 pandemic.

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

•

Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy. Any failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, increased cost of operation, or declines in user growth or engagement, or otherwise harm our business.

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

•

We rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If the consolidated variable interest entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation.

•	The shareholders of the significant consolidated variable interest entity have potential conflict of interest with us, which may adversely affect our business.

Risks Relating to Doing Business in China

•	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•	The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•

The approval of, filing with, and other administrative procedures of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

We also seek to broaden our product and service offerings through third-party sellers offering their own products and services on our Vipshop Online Platform. The products and services offered by such third-party sellers may differ in category, quality, and value in comparison to those offered directly by us. Such expansion may require us to work with different groups of brand partners and introduce new product and service categories to address the needs of different kinds of customers. We have limited or no experience in some of these new product and service offerings, and our expansion into these new product and service categories may not achieve broad customer acceptance. These offerings may present new and difficult technological or operational challenges, and we may be subject to claims if customers experience service disruptions or failure or other quality issues with these third-party sellers. In addition, our profitability, if any, in our new product and service categories may be lower than in our long-existing categories, which may adversely affect our overall profitability and results of operations.

In addition, we seek to expand into the offline retail business that complements our online business and have for this purpose acquired control in various entities in the past years. As of December 31, 2022, we had a nationwide offline network, primarily consisting of 14 Shan Shan Outlets and a number of other offline retail stores. We cannot assure you that we will be able to compete successfully with existing offline competitors, including, among others, traditional offline malls that have accumulated considerable customer base and offline stores of other reputable online retailers. We may lack sufficient experience in or capabilities for offline operations, including offline store management. We may not be able to locate desirable sites for our stores. Operating offline stores requires considerable capital and personnel, and we may not be able to generate profits from our offline business to cover the relevant cost within a short period of time. The occurrence of any of the above may adversely affect our business, prospects, financial condition, and results of operations.

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

The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide reliable and user-friendly Vipshop Online Platform for our customers to browse and purchase our products, reliable and timely delivery of our products by third-party delivery companies, and superior after-sales services. Our sales may decrease if our platform services are severely interrupted or otherwise fail to meet our customer needs. Should third-party delivery companies fail to provide our product delivery and return services in a convenient and reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be adversely affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be adversely affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high-quality customer service, we may not be able to retain existing customers or attract new customers, which could materially and adversely affect our business, financial condition, and results of operations.

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

We source our products from both domestic and international brand partners. As of December 31, 2020, 2021, and 2022, we worked with over 21,000, 25,000, and 27,000 brand partners, respectively. We depend significantly on our ability to source products from brand partners on favorable pricing terms, typically at a substantial discount to the original sales price. However, our agreements do not ensure the long-term availability of merchandise or the continuation of any particular pricing practices. We cannot assure you that our current brand partners will continue to sell products to us on commercially acceptable terms, or at all. In the event that we are not able to purchase merchandise on favorable pricing terms, our revenues, profit margin, and earnings may be materially and adversely affected. Our brand partners primarily include brand owners, and to a lesser extent, brand distributors and resellers. If any brand distributor or reseller fails to obtain or maintain appropriate authorization from the relevant brand owner to sell certain products to us, such brand distributor or reseller may cease selling such products to us at any time, which may adversely affect our business and revenues. Furthermore, although we, as an online distributor, are not directly responsible to obtain customs clearance or other relevant permits for the sale of products imported by our brand partners, we are required under the relevant PRC laws to check whether our brand partners who import such products have obtained the requisite import-related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. If any of our brand partners fails to pay the required import tariffs, fails to obtain clearance from the customs or inspection and quarantine bureaus, or fails to meet the product labeling or other mandatory specification requirements, and sells such imported products to us, we may be subject to fines, suspension of business, and confiscation of unlawfully sold products and the proceeds from such sales, depending on the nature and gravity of such liabilities.

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

We are committed to providing superior order fulfillment services to our customers. We primarily rely on high-quality third-party delivery companies to fulfill our product delivery demand, and have built our in-house warehousing systems with nationwide coverage over the years. In November 2019, we terminated our own delivery service unit and entered into a strategic cooperation agreement with SF Holding Co., Ltd., or SF Holding, to utilize the delivery services of SF Holding to optimize the efficiency of our logistics operations, improve operating leverage in our fulfillment expenses, and provide our customers with superior delivery services.

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

The online discount retail market is rapidly evolving and competitive. Our primary competitors include pure-play online discount retailers, other online discount retailers, and new forms of e-commerce such as live streaming platforms in China. We compete with others based on a number of factors, including:

•	ability to identify products in demand among consumers and source these products on favorable terms from brand suppliers;

•	focus on and expertise in apparel-related categories;

•	pricing advantage due to our discount retail model;

•	breadth and quality of product and service offerings;

•	comprehensive and innovative platform features;

•	customer service and fulfillment capabilities; and

•	solid reputation among consumers and brands.

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

Due to the nature of the flash sales business and our non-standardized product category offerings, we need to manage a large volume of inventory turnover. We depend on our forecasts of demand and popularity for various kinds of products to make decisions regarding product procurements. Our customers may not order products at our expected levels. In addition, any unfavorable market or industry conditions or change in consumer trends and preferences may limit our ability to accurately forecast the inventory levels to meet customer needs.

We generally have the right to return unsold items for most of our products to our brand partners. In order to secure more favorable commercial terms, we may need to continue to enter into supply arrangements without unconditional return clauses or with more restrictive return policies. We may also need to take inventory in certain key product categories in order to achieve higher gross margin and obtain better commercial terms. Furthermore, because products imported to China for our cross-border business are generally not returnable, our inventory may contain an increasing portion of unreturnable products to the extent our cross-border business continues to grow.

We recorded RMB554.9 million, RMB35.3 million, and RMB130.7 million (US$18.9 million) in inventory write-down for the years ended December 31, 2020, 2021, and 2022, respectively. Such write-downs primarily reflected the estimated net realizable value of damaged or obsolete inventory.

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

Purchases of apparel, fashion accessories, and other items over the internet may be subject to higher return rates than merchandise sold at physical stores. In order to accommodate our customers and to overcome any hesitance that they may have in shopping with us, we currently implement a unified seven-day product return policy for purchases via our Vipshop Online Platform and refund our customers if they refuse to accept the delivery, which also constitutes a product return. Our product return rates remained stable from 2013 to 2017, and experienced a slight increase in recent years due to the repositioning of our business focus towards the apparel category since 2018 and the implementation of our new Super VIP Membership program in 2018, which offers free shipping and free return for its paid members. If we are unable to efficiently manage our product return rates within an appropriate range relative to our sales volume, or if our product return rates increase or are higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rates for such products increase significantly, we may experience an increase in our inventory balance, inventory impairment, and fulfillment costs, which may materially and adversely affect our working capital. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

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

Our logistics network, currently consisting of both regional logistics hubs and local distribution centers, is essential to our business operations. We plan to complete construction of certain logistics centers, and to maintain our logistics network to accommodate increasing volumes of customer orders, enhance customer experience, and provide sufficient coverage across China. However, we cannot assure you that our plans to maintain the operation of our own logistics centers will be successful. We cannot assure you that we can complete the ongoing constructions of our logistics centers in a cost-efficient manner. Nor can we assure you that we will be able to recruit or retain qualified managerial and operational personnel to support our logistics network. If we are unable to effectively control expenses related to the maintenance of our logistics network, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

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

Our business, financial condition, and results of operations had been and may continue to be adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic created unique global and industry-wide challenges, including challenges to many aspects of our business. Since the outbreak of the COVID-19 pandemic, we had experienced declines in our sales, revenues, and profits and some of the warehousing and logistics networks experienced disruptions or delays. The operations of our brand partners were also impacted.

Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Although there were significant surges of COVID-19 infections in various regions in China afterwards, which caused short-term disruptions on economic activities, the situation has been gradually improved and normalized in 2023. There remains uncertainty as to the future impact of the virus. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as the discretionary consumption may still be limited for a while. Our brand partners will also need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition, and results of operations in the current and future years.

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

Our servers may be vulnerable to computer viruses, user traffic boom that exceeds the capacity of our servers, physical or electronic break-ins, and other disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data, or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We did not have any material system failure in 2022.

Additionally, we intend to continue using our available cash and financing options to upgrade and improve our IT systems and cybersecurity to support our business growth. For the year ended December 31, 2020, 2021, and 2022, we spent RMB37.0 million, RMB295.6 million, and RMB222.4 million (US$32.3 million) to maintain our IT and cybersecurity protections, respectively. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future IT systems do not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn, could materially and adversely affect our business, financial condition, and results of operations.

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

We accept payments using a variety of methods, including our Vipshop Payment service and payment through third-party online payment services, such as WeChat Pay, Alipay, and the emerging e-RMB online payment offered by the domestic banks. For certain payment methods, including credit and debit cards processed via our Vipshop Payment service, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may be subject to fraud, customer data leakage, and other illegal activities in connection with the various payment methods we offer. We may also be subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

The security of operations of our own and other third-party online payment services may materially and adversely affect our business.

Currently, we accept payments through our own Vipshop Payment service and other third-party online payment service providers, such as WeChat Pay, Alipay, and the emerging e-RMB online payment offered by the domestic banks. For the year ended December 31, 2020, 2021, and 2022, all of our total online orders were collected through online payment services. Among those online payments, WeChat Pay was used to process a significant portion of our total orders, and our Vipshop Payment service was used to process a meaningful portion of our total orders. In all these online payment transactions, secured transmission of confidential information such as customers’ credit card numbers and personal information over public networks is essential to maintain consumer confidence.

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

Our business, financial condition, and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. The retail industry, including the online retail sector, is highly sensitive to general economic changes. Although our discount retail business is typically counter-cyclical, online purchases tend to decline significantly during recessionary periods and approximately 97% of our total net revenue were derived from online retail sales, which is total net revenue exclusive of net revenues from Shan Shan Outlets and other offline retail stores in China, throughout the past three years. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies, and global pandemics such as the COVID-19 can adversely affect consumer confidence and spending. The domestic and international political environments, including military conflicts, economic sanctions, import or export control measures, and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our business, financial condition, and results of operations.

We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms.

We have been and may continue to be subject to allegations that some of the items sold on our platforms are counterfeit or unauthorized from the relevant brand owners. As of December 31, 2020, 2021, and 2022, we worked with over 21,000, 25,000, and 27,000 brand partners, respectively, via our Vipshop Online Platform. We cannot assure you that measures we have adopted in the course of sourcing such products to ensure their authenticity or authorization and to minimize potential liability of infringing third parties’ rights will be effective. Any inadvertent sales of counterfeit, non-authentic or unauthorized items, or public perception of such incidents could harm our reputation, impair our ability to attract and retain customers, and cause us to incur additional costs to respond to any incident of this nature. If counterfeit products, unauthorized products, or products, images, logos, or any other information that otherwise infringe third parties’ rights are sold or posted on our platform, we could also face infringement claims. We have occasionally received claims alleging our infringement of third-party rights and, depending on the circumstances, have incurred significant settlement expenses. We cannot assure you that in the future, we will not be required to allocate significant resources and incur material expenses regarding such claims. We may need to pay substantial amount of compensation to settle similar claims for the avoidance of being involved in any legal proceedings, and could be required to pay substantial damages or to refrain from the sale of relevant products in the event that a claimant prevails in any proceedings against us. In the event that we negligently participate or assist in infringing activities associated with counterfeit goods, forms of potential liabilities that we may be subject to under the PRC law include injunctions to cease infringing activities, rectification, compensation, and administrative penalties. Moreover, our reputation could be adversely affected due to the negative publicity of any infringement claim against us. Any third-party claims may materially and adversely affect our business, prospects, financial condition, and results of operations.

Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy. Any failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, increased cost of operation, or declines in user growth or engagement, or otherwise harm our business.

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

Regulatory authorities around the world, including China, the European Union, and the United States, have adopted or are considering a number of legislative and regulatory proposals concerning data protection, such as a series of legislations enacted in China, the General Data Protection Regulation, or GDPR, that came into application in the European Union, and the California Consumer Privacy Act, the first “GDPR-like” legislation enacted in the United States. These legislations, related regulatory proposals, if adopted, and the uncertainty in their interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring companies to change their data practices and policies, which could have an adverse effect on their respective business and results of operations. In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Privacy” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

•

On November 7, 2016, the Standing Committee of the NPC promulgated the Cybersecurity Law, which came into effect on June 1, 2017. The Cybersecurity Law provides that network operators must take technical and other necessary measures as required by laws, regulations, and mandatory requirements to safeguard the operation of networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality, and usability of network data. In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which came into effect in September 2021. The Data Security Law, among other things, provides that the government will establish a security review procedure for data-related activities that affect or may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which came into effect on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, technology and industry, the damage, malfunction or data leakage of which may seriously endanger national security, people’s livelihood and public interests. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that a network platform operator that holds personal information of over one million users shall apply with the Office of Cybersecurity Review of the CAC for a cybersecurity review before any public offering at a foreign stock exchange. In addition, relevant PRC regulatory authorities may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, no detailed implementation rules have been issued by any government authorities. While we have not been officially identified as a critical information infrastructure operator by any government authorities as of the date of this annual report, we have been directed by the Office of Cyberspace Affairs Commission of the Guangzhou Municipal Party Committee to conduct cybersecurity self-examinations, including in accordance with the Cybersecurity Examination Guidance for Critical Information Infrastructure Operators in Guangzhou (2020). We have conducted such cybersecurity self-examinations as directed and have submitted the corresponding cybersecurity self-examination reports to the responsible government authority. In other words, we have been subject to requirements imposed under certain PRC laws and regulations that have an apparent application on critical information infrastructure operators and as such it is possible that we may be identified as a critical information infrastructure operator. If we are designated as a critical information infrastructure operator, we will be subject to the requirement of a cybersecurity review and such other requirements and scrutiny from the PRC government authorities under applicable laws and regulations, which may increase our compliance costs and affect our ability to conduct overseas offerings. For example, in relation to our procurement of network products or services, we may be required to assess if there is any national security risk involved when such products or services are used and if national security will be affected or may be affected. We may be required to apply with the Office of Cybersecurity Review of the CAC for a cybersecurity review. We may also be obligated to comply with a hierarchical cybersecurity network security system that has been introduced and to implement technical protection measures and other necessary measures to address cybersecurity incidents, prevent cyber-attacks, forestall illegal and criminal activities, ensure the safe and stable operation of critical information infrastructure, and maintain data integrity, confidentiality, and availability.

•

In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations on Network Data Security. The Draft Regulations on Network Data Security provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication, and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations on Network Data Security, a data processor must apply for a cybersecurity review for certain activities, including, among other things, (i) the overseas listing of such data processor if it processes personal information belonging to more than one million users, (ii) the data processor’s proposed listing in Hong Kong that affects or may affect national security, and (iii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations on Network Data Security stipulates that data processors that process “important data” or are listed overseas must conduct an annual data security assessment, either by itself or through a data security service provider, and must submit the assessment report of a given year to the relevant municipal cybersecurity department by the end of January of the following year. The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the Draft Regulations on Network Data Security will be enacted.

•

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. According to these measures, in addition to the requirement to conduct self-assessment on the risks of the outbound data transfer, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority.

Personal Information and Privacy

•

The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, which came into effect on February 7, 2021, prohibits online platforms operators from collecting non-essential user information through coercive means.

•

In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and came into effect on November 1, 2021. The Personal Information Protection Law steps up the protection for personal information and imposes additional requirements in terms of its processing. Nonetheless, many provisions under this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We have been updating our privacy policies from time to time to comply with applicable regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic manner. However, we cannot assure you that the measures we have taken or will take are or will be adequate and we will be compliant with these new laws and regulations described above in all respects. For example, as the relevant legislation on consent and separate consent still requires further clarification, we may be deemed to have forced users to consent to our privacy policy or provided users’ personal information to third parties without obtaining separate consent. In this case, we may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to clarifications and interpretations by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for the protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations on Network Data Security remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations on Network Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures, the enacted version of the Draft Regulations on Network Data Security, and the Measures for Security Assessment of Cross-border Data Transfer mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations and significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

Despite our efforts to comply with applicable laws and regulations relating to cybersecurity and data privacy in connection with our ordinary course of business, any actual or perceived failure on our part to comply with applicable laws or regulations relating to cybersecurity or data privacy, or the perception or allegation that any of the foregoing types of failure has occurred, could damage our reputation or result in investigations, fines, suspension of our app, or other forms of sanctions or penalties by governmental authorities and private claims or litigation, any of which could materially and adversely affect our business, financial condition, results of operations, and prospects.

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

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners, and others, to protect our proprietary rights. As of December 31, 2022, we had been granted 204 patents and submitted 826 patent applications in China, owned 2,064 registered trademarks in China and 122 registered trademarks outside China, 228 copyrights (including copyrights to 197 software products in China developed by us relating to various aspects of our operations), and 334 registered domain names that are material to our business, including vip.com and vipshop.com. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights, or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services, or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States, or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that the PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source codes in self-developed software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations, and financial condition.

We may be subject to litigation and regulatory proceedings.

We may be subject to litigation and regulatory proceedings relating to third-party and principal intellectual property infringement claims, contract disputes involving brand partners, consumer protection claims, claims relating to data and privacy protection, employment related cases, and other matters in the ordinary course of our business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment, ruling, or decision against us. In addition, we may decide to enter into settlements that may adversely affect our results of operations and financial condition.

As a publicly-listed company, we may face additional exposure to claims and lawsuits inside and outside China, including securities law class actions. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management’s attention away from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business, and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation. Our directors and executive officers may also face litigation or proceedings unrelated to their respective capacity as a director or executive officer of our company, and such litigation or proceedings may adversely affect our public image and reputation.

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

We may be subject to potential government investigations or enforcement actions under anti-monopoly and anti-unfair competition laws and regulations.

The PRC government, media outlets, and public advocacy groups have been increasingly focused on anti-monopoly and anti-unfair competition recently. In October 2020, the SAMR issued the Interim Provisions for Regulating Promotional Activities, which came into effect on December 1, 2020. Among other things, these interim provisions are designed to promote consumer protection and prohibit false or misleading commercial information used in promotional activities. Failure to comply with these provisions may subject us to penalties or other administrative actions by regulatory authorities. On February 7, 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector that aims at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. The guidelines specifically prohibit certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as forcing users to choose the products or services of one operator exclusively from the others. In April 2021, the SAMR, together with certain other PRC government authorities, convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection, and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax, and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including over 30 companies that attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated that it would organize and conduct inspections on the companies’ rectification results. If a company is found to conduct illegal activities, more severe penalties are expected to be imposed in accordance with the laws. Considering the substantial uncertainty over the interpretation and implementation of the Anti-monopoly Guidelines for the Platform Economy Sector, we may face challenges in addressing its requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so.

On June 24, 2022, the Standing Committee of the NPC adopted the Decision of the Standing Committee of the National People’s Congress on Amending the Anti-monopoly Law of the People’s Republic of China, which came into effect on August 1, 2022. This amendment decision increased the fines on business operators for illegal concentration to no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition, or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition; the anti-monopoly enforcement agency may also order the business operators to cease the implementation of the concentration, to dispose of shares, assets and the business within a period of time, or to take other necessary measures to restore to the status before the concentration if the concentration of the business operators has or may have an effect of excluding or limiting competition. In addition, according to the amendment decision, where a concentration of business operators does not meet the filing threshold set by the State Council but there is evidence that the concentration has or may have the effect of excluding or limiting competition, the anti-monopoly law enforcement agency may order the operators to file the concentration of business operators. On March 24, 2023, the SAMR released four regulations supporting the Anti-monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which came into effect on April 15, 2023. Each of these newly promulgated regulations superseded and replaced its corresponding interim provisions, respectively, namely the Interim Review Measures of Concentration of Undertakings promulgated in October 2020 and most recently amended on March 24, 2022, the Interim Provisions on Prohibition of Monopoly Agreements promulgated in June 2019 and most recently amended on March 24, 2022, the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions promulgated in June 2019 and most recently amended on March 24, 2022, and the Interim Provisions on Curbing Abuse of Administrative Power to Exclude or Restrict Competition promulgated on June 26, 2019. The newly promulgated supporting regulations have, among other things, elaborated the specific requirements under the Anti-monopoly Law, optimized the regulatory and enforcement procedures, and imposed more stringent legal responsibilities on the relevant parties. Due to the enhanced enforcement of the Anti-monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. There are substantial uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and anti-unfair competition laws and regulations in China, and the Anti-monopoly Law, as amended, imposes a higher regulatory requirement for us to complete an acquisition. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with the Anti-monopoly Law and other anti-monopoly and anti-unfair competition laws and regulations. Any failure or perceived failure by us to comply with the Anti-monopoly Guidelines for Platform Economy Sector, the Anti-monopoly Law, and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigations, or claims against us and could adversely affect our business, financial condition, and results of operations.

We have been subject to administrative proceedings relating to anti-unfair competition laws, and may be subject to administrative proceedings relating to anti-monopoly and anti-unfair competition laws and regulations in the future. For instance, we were subject to administrative penalties by the SAMR over the past three years and have rectified our business operations accordingly. The administrative penalties and rectification to our business operations did not have material impact to our operations and financial condition. On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Anti-unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, the provisions have not been formally adopted, and due to the lack of further clarification, there are still uncertainties regarding the interpretation and implementation of the provisions.

Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and anti-unfair competition laws and regulations in China, compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial conditions, operations, and business prospects.

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

In addition, although we have no current acquisition plans, we may consider entering into strategic acquisition of or alliance with other companies, businesses, assets, or technologies that are complementary to our business and operations as part of our growth strategy. For example, Sichuan VipFubon Consumer Finance Co., Ltd., a company engaging in consumer finance business, was established in October 2021 by Fubon Bank (China) Co., Ltd., Xtep (China) Co., Ltd. and us. As of the date of this annual report, Fubon Bank (China) Co., Ltd., Xtep (China) Co., Ltd. and we hold 25%, 25.1%, and 49.9% of the equity interests in Sichuan VipFubon Consumer Finance Co., Ltd., respectively. We have made capital contribution totaling RMB249.5 million in the company and have significant influence over it. In November 2022, we acquired additional equity interests of 49% in Zhengzhou Shan Shan Outlets Shopping Plaza Co., Ltd., or Zhengzhou Shan Shan, for cash consideration of RMB553.7 million. As a result of the transaction, we obtained control over Zhengzhou Shan Shan.

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

Our business operations depend on the continuing efforts of our management, particularly the executive officers named in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements we have entered into with our management team, particularly in China, where all these individuals reside. As a result, our business may be negatively affected due to the loss of one or more members of our management.

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

Some of our landlords do not have proper ownership certificates or authorization of sublease for the properties we lease, or have other restrictions on their ownership of the properties. In particular, several of our offices in Guangzhou, China are located on land allocated by local government, and the landlord has not obtained the relevant government approvals for leasing the premises. Some of our leased properties are not used in accordance with the designated purposes of such properties. The land administrative authorities may retrieve the land and impose a fine on the landlords for unauthorized change of designated usage of land and we may incur additional costs for relocation. In addition, some of our leased properties were mortgaged by the owners to third parties before we entered into lease agreements with them, and if such owners fail to perform their obligations secured by such properties and the mortgage is enforced by the third parties, we may be unable to continue to lease such properties and may be forced to relocate. Furthermore, a few of our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC laws. According to the relevant PRC laws, rules, and regulations, failure to register a lease agreement will not affect its effectiveness between the landlord and the tenant. However, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease and failure to make corrections within specified time limit. As of the date of this annual report, we are not aware of any material claims or actions being contemplated or initiated by government authorities or any third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of the leased properties will not be challenged by the government authorities or third parties alleging ownership of such properties. In the event that our use of properties is successfully challenged, we may be forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for each fiscal year. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2022. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.

Our business, financial condition, and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

COVID-19 continued to have a severe and negative impact on the Chinese and the global economy in 2022. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue in the foreseeable future. China had a negative gross domestic product, or GDP, growth in the first quarter of 2020, which broke the record of the continued GDP growth in China for the past decades. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, and the changes thereof. Unrest, terrorist threats, geopolitical conflicts, and the potential for war may increase market volatility across the globe. United Kingdom’s exit from the European Union, commonly referred to as the “Brexit,” has created significant uncertainty about the future relationship between the United Kingdom and the European Union. More recently, there have been heightened geopolitical tensions in international relations, particularly between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. These geopolitical tensions have affected both diplomatic and economic ties between the two countries. Heightened geopolitical tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies, and escalate the regulatory environment. The existing geopolitical tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, social, and regulatory conditions in both countries. Any further escalation in geopolitical tensions or a trade war, or news and rumors of any escalation, could have a material and adverse effect on the trading prices of our securities. Any restrictions imposed by the United States or other countries on capital flows into China or China-based companies may prevent potential investors from investing in us, and the trading prices and liquidity of our securities may suffer as a result. These developments, or the perception that any of them could occur, may adversely affect worldwide economic and market conditions.

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

Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may materially and adversely impact financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the credit markets. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China, and the changes thereof. Any recurrence of financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.

Any prolonged slowdown in the global or Chinese economy may negatively impact our business, results of operations, and financial condition, and heightened geopolitical tensions in international relations and continued turbulence in the international markets may adversely affect the trading price of our securities, and our ability to access the capital markets to meet liquidity needs.

Our results of operations are subject to quarterly fluctuations due to a number of factors that could adversely affect our business and the trading price of our ADSs.

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage, traditional retail seasonality patterns, and seasonal buying patterns in certain categories such as apparel. For example, we generally experience less user traffic and purchase orders during holidays in China, particularly during the Chinese New Year period in the first quarter of the year, when customers tend to shop less. Furthermore, sales in the retail industry are typically significantly higher in the fourth quarter of the year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 and December 12 each year that boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the fourth quarter of each year to celebrate the anniversary of the founding of our platform. Due to the foregoing factors, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, provision of online information, and operation of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in the PRC companies that provide value-added telecommunication services, including commercial internet content services and online data processing and transaction processing (operating e-commerce) services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity operating value-added telecommunication services (except for operating e-commerce, domestic multi-party communication, store-and-forward, and call center), including commercial internet content provision business. The Provisions on the Administration of Foreign-invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. However, according to the Decision on Amendment and Annulment of Certain Administrative Regulations promulgated by the State Council on March 29, 2022, which came into effect on May 1, 2022, the Provisions on the Administration of Foreign-invested Telecommunications Enterprises (2016 Revision) were amended, and pursuant to such amendment, requirements of experience in providing value-added telecommunications services overseas and maintenance of good track record for the major foreign investor of a foreign-funded telecommunications enterprise operating value-added telecommunications businesses have been removed. The PRC Ministry of Information Industry, which was merged into the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain value-added telecommunication business operating licenses to operate any value-added telecommunications business in China. Because commercial internet content provision is a value-added telecommunication business, foreign-invested enterprises that plan to engage in internet content provision business must obtain value-added telecommunication business operating licenses for internet content provision business. Meanwhile, the operators of online platforms that provide access to third-party merchants for sales of their products are also required to obtain value-added telecommunication business operating licenses for online data processing and transaction processing (operating e-commerce) services. Under the MIIT Circular, a PRC domestic company that holds a value-added telecommunication business operating license, including the value-added telecommunication business operating license for internet content provision business or online data processing and transaction processing (operating e-commerce) services, is prohibited from leasing, transferring, or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites, or facilities, to foreign investors that operate value-added telecommunications business illegally in China. Meanwhile, foreign investors are prohibited from investing in companies engaged in internet audio-video programs businesses and internet culture businesses (except for music).

We are a Cayman Islands company, and our PRC subsidiary, namely Vipshop (China) Co., Ltd., or Vipshop China, is a wholly foreign-owned enterprise, or WFOE, under the PRC law. To comply with PRC laws and regulations, we conduct our operations in China, including the operations of our Vipshop Online Platform, through contractual arrangements entered into by the respective consolidated variable interest entities, Vipshop E-Commerce, Vipshop Information, and Pin Jun Tong. Because all shareholders of the consolidated variable interest entities are PRC citizens, the consolidated variable interest entities are considered PRC domestic companies under PRC laws. As of the date of this annual report, Vipshop E-Commerce holds a value-added telecommunication business operating license for online data processing and transaction processing (operating e-commerce) services valid until December 28, 2027, which is required for providing platform access to third-party merchants for their sales of products to further develop our business; Vipshop E-Commerce also holds an Internet Culture Operation License, which is valid until May 27, 2024, for its operation of internet culture businesses. For a detailed description of these licenses and permits, see “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to Licenses and Permits.” Each of the consolidated variable interest entities is a PRC limited liability company. As a result of these contractual arrangements, we are considered the primary beneficiary of the consolidated variable interest entities and consolidate their operating results in our financial statements under U.S. GAAP for accounting purposes. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of our PRC legal counsel, Han Kun Law Offices, based on its understanding of the relevant PRC laws, rules, and regulations, our current ownership structure, the ownership structure of our PRC subsidiaries, and the consolidated variable interest entities, each as described in this annual report, do not violate any PRC laws, rules, and regulations currently in effect, and the contractual arrangements among (a) Vipshop China, (b) Vipshop E-Commerce, and (c) shareholders of Vipshop E-Commerce as one set and the other two sets concerning the insignificant consolidated variable interest entities, each as described in this annual report, are not in violation of any PRC laws, rules, and regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.” Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to or otherwise different from that of our PRC legal counsel.

Particularly, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If our ownership structure, contractual arrangements, and businesses of our company, our PRC subsidiaries, or the consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, the relevant government authorities, including the CSRC, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or the consolidated variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiaries or the consolidated variable interest entities, shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from any securities offerings outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. We could also be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the consolidated variable interest entities, which contributed to 2.3%, 2.6%, and 1.1% of our revenues in 2020, 2021, and 2022, respectively. Our Cayman Islands holding company, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

We rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If the consolidated variable interest entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation.

Because of the PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with the consolidated variable interest entities, in which we have no ownership interest, through our PRC subsidiaries to partially conduct our operations. These contractual arrangements, governed by PRC laws, are intended to enable us to direct the business operations of the consolidated variable interest entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC legal counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding, and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, the consolidated variable interest entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. If we held controlling equity interest in the consolidated variable interest entities, we would be able to exercise our shareholder rights to effect changes to its board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level of the consolidated variable interest entities. However, under the current contractual arrangements, if the consolidated variable interest entities or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies, including arbitration and litigation, under the PRC law, which may not be sufficient or effective. In particular, the contractual arrangements relating to Vipshop E-Commerce and the other two consolidated variable interest entities, namely Vipshop Information and Pin Jun Tong, provide that any dispute arising from these arrangements will be resolved by arbitration, and any ruling of such arbitration will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation, and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation, and we may not be able to consolidate the financial results of the consolidated variable interest entities into our consolidated financial statements in accordance with U.S. GAAP. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of the significant consolidated variable interest entity have potential conflict of interest with us, which may adversely affect our business.

Each shareholder of Vipshop E-Commerce is a shareholder and director of our company, and has a duty of care and a duty of loyalty to our company and to our shareholders as a whole under Cayman Islands law. Thus, conflict of interest between their duties to our company and our shareholders and their interests in Vipshop E-Commerce may arise.

Even though the contractual arrangements with Vipshop E-Commerce and its shareholders provide that (i) we may replace any such individual as a shareholder of Vipshop E-Commerce at our discretion, and (ii) each of these individuals has executed a power of attorney to appoint Vipshop China or its designated third party to vote on their behalf and exercise shareholder rights of Vipshop E-Commerce, we cannot assure you that these individuals would not breach or cause Vipshop E-Commerce to breach the existing contractual arrangements. It is possible that these individuals may not act in the best interests of our company, should any conflict of interest arise, or that any conflict of interest may not be resolved in our favor. If we cannot resolve the conflict of interest or disputes between us and any of these individuals, we would have to rely on legal proceedings, which may be expensive, time-consuming, and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by the consolidated variable interest entities that are important to the operation of our business if either such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the consolidated variable interest entities, some of these entities hold certain assets that are important to the operation of our business. If any of the consolidated variable interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could adversely affect our business, financial condition, and results of operations. If any of the consolidated variable interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

Our business may be significantly affected by the PRC Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the PRC Wholly Foreign-invested Enterprise Law, the PRC Sino-foreign Cooperative Joint Venture Enterprise Law, and the PRC Sino-foreign Equity Joint Venture Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, there are substantial uncertainties relating to its interpretation and implementation. For example, the law adds a catch-all clause to the definition of “foreign investment,” which includes investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the PRC State Council, without further elaboration on the scope of “other means.” The Implementing Regulation of the Foreign Investment Law adopted by the State Council on December 26, 2019 did not provide further clarification for such “other means” either. The current laws and regulations leave leeway for the future legislations to be promulgated by competent PRC legislative institutions to provide for contractual arrangements as a form of foreign investment and subject to foreign investment restrictions. The most recent negative list, issued on December 27, 2021 and effective on January 1, 2022, stipulates that any PRC domestic enterprise engaging in prohibited industries under the negative list must obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors cannot participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise must be subject to the relevant administrative provisions relating to foreign investment in the securities of PRC domestic companies. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the National Development and Reform Commission, or the NDRC, addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is unclear, however, whether the aforesaid provisions in the most recently updated negative list will apply to the companies that conduct their business operations in China through contractual arrangements. The Guideline No.2 on the Application of Regulatory Rules on Overseas Securities Offerings and Listings, or the Guideline No.2, as one of the supporting guidelines for the Overseas Offering and Listing Measures, provides that the filing documents submitted to the CSRC must specify, among other things: (i) whether the PRC laws, administrative regulations, or relevant provisions restrict or prohibit the PRC domestic companies from conducting business and/or holding licenses or qualifications for the issuers through contractual arrangements; and (ii) whether the PRC domestic operating entities that have contractual arrangements with the issuers fall into the industries in which foreign investments are restricted or prohibited. The officials from the CSRC clarified at the press conference held for the Overseas Offering and Listing Measures on February 17, 2023 that, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with the variable interest entity structure that meet the compliance requirements. Uncertainty still remains on how such rules will be interpreted and implemented. It also remains uncertain whether our corporate structure may be deemed as violating the foreign investment restrictions in China. Furthermore, if future legislations prescribed by the PRC State Council, the CSRC, or other PRC regulatory authorities mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance, and business operations could be materially and adversely affected.

Our contractual arrangements with the consolidated variable interest entities may result in adverse tax consequences to us.

We might be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our PRC subsidiaries and the consolidated variable interest entities were not entered into on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that the consolidated variable interest entities adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing the consolidated variable interest entities’ tax expenses without reducing our tax expenses, which could subject the consolidated variable interest entities to late payment fees and other penalties for underpayment of taxes. The PRC Enterprise Income Tax Law requires every enterprise in China to submit annual report of enterprise income tax together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with the consolidated variable interest entities may result in adverse tax consequences to us.

If our PRC subsidiaries and the consolidated variable interest entities fail to obtain and maintain the requisite assets, licenses, and approvals required under PRC laws, our business, financial condition, and results of operations may be materially and adversely affected.

Foreign investment and the internet industry in China are highly regulated by the PRC government, and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investments in Value-added Telecommunications Businesses.” Our PRC subsidiaries and the consolidated variable interest entities are required to obtain and maintain certain assets relevant to their businesses as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant government authorities. Furthermore, our PRC subsidiaries and the consolidated variable interest entities may be required to obtain additional licenses. For instance, as we have launched various internet finance businesses, we are required to obtain and hold various licenses, permits, or approvals that are required for the provision of those internet finance services, and we may be required to obtain additional licenses, permits, or approvals in case we further expand our internet finance businesses in the future. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Finance.” However, we cannot assure you that we will obtain such licenses, permits, or approvals in a timely manner, or at all, due to complex procedural requirements and policies. If we fail to obtain or maintain any of the required assets, licenses, or approvals, our continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net revenue, fines, and the discontinuation or restriction of our operations. Any such disruption in the business operations of the consolidated variable interest entities will materially and adversely affect our business, financial condition, and results of operations.

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

We conduct our business primarily through our PRC subsidiaries and the consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our significant PRC subsidiary, Vipshop China, is a foreign-invested enterprise subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair the ability of our ADS holders to sell or purchase their ADSs when they wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of, filing with, and other administrative requirements of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the overseas listing and trading of such special purpose vehicle’s securities. The interpretation and application of the regulations remain unclear, and our overseas offerings may ultimately require approval of the CSRC under the M&A Rules. If the CSRC approval under the M&A Rules is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, whether the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval under the M&A Rules for any of our overseas offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC government authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by overseas-listed China-based companies. In addition, on December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which came into effect on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC domestic company engaging in prohibited businesses stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent government authorities. Besides, foreign investors of the company cannot be involved in the company’s operation and management, and their shareholding percentage must be subject to, mutatis mutandis, the relevant regulations on the domestic security investments by foreign investors.

On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 and simultaneously superseded and replaced the cybersecurity review measures that had been in effect since June 2020. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that a network platform operator that holds personal information of over one million users must apply with the Office of Cybersecurity Review of the CAC for a cybersecurity review before any public offering at a foreign stock exchange. In addition, relevant PRC regulatory authorities may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. On November 14, 2021, the CAC published the Draft Regulations on Network Data Security for public comments. The Draft Regulations on Network Data Security provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication, and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations on Network Data Security, a data processor must apply for a cybersecurity review for certain activities, including, among other things, (i) the overseas listing of such data processor if it processes personal information belonging to more than one million users, (ii) the data processor’s proposed listing in Hong Kong that affects or may affect national security, and (iii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations on Network Data Security stipulates that data processors that process “important data” or are listed overseas must conduct an annual data security assessment, either by itself or through a data security service provider, and must submit the assessment report of a given year to the relevant municipal cybersecurity department by the end of January of the following year. The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the Draft Regulations on Network Data Security will be enacted. The Cybersecurity Review Measures and the Draft Regulations on Network Data Security remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations on Network Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy. Any failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, increased cost of operation, or declines in user growth or engagement, or otherwise harm our business.”

On February 17, 2023, the CSRC promulgated the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) and listing by a PRC domestic company, whether directly or indirectly, are required to fulfill the filing procedures with, and to report relevant information to, the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing will be considered as an indirect overseas offering and listing by a PRC domestic company if the issuer meets both of the following conditions: (i) any of the operating revenue, total profits, total assets, or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in China, or the principal operation premises are located in China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in China. On the same day, the CSRC also held a press conference for the release of the Overseas Offering and Listing Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or before the effective date of the Overseas Offering and Listing Measures (i.e., March 31, 2023) can be deemed as Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately for their historical offerings and listings, and they may be required to file with the CSRC when they conduct subsequent financing activities. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with variable interest entity structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing procedures for the overseas offering and listing of PRC domestic companies with variable interest entity structure that duly meet the compliance requirements. According to the Overseas Offering and Listing Measures, (i) where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer should designate a major PRC domestic operating entity, which should, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (ii) a filing relating to an initial public offering and listing must be made with the CSRC within three business days after the relevant application is submitted overseas; (iii) a filing relating to subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities must be made with the CSRC within three business days after the offering is completed; (iv) a filing relating to subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed must be made pursuant to provisions as stipulated for initial public offerings and listings. Where a PRC domestic company fails to fulfill the filing procedure, withholds any material fact, or makes false statements in its filing documents that are material, such PRC domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Offering and Listing Measures also set forth certain regulatory red lines for overseas offerings and listings by PRC domestic enterprises. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Listing and M&A.”

On February 24, 2023, the CSRC and certain other PRC regulatory authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administrative Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality and Archives Administrative Provisions, a PRC domestic enterprise that seeks overseas offering and listing, whether in a direct or indirect manner, must strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Where a PRC domestic company, either directly or through its overseas listed entity, publicly discloses or provides to relevant individuals or entities including securities companies, securities service providers, and overseas regulators, any documents or materials that contain state secrets or working secrets of government agencies, it must first obtain approval from competent authorities according to the law, and file with the secrecy administrative department at the same level. In the event that such documents and materials, if leaked, will be detrimental to national security or public interest, the PRC domestic company must strictly fulfill relevant procedures stipulated by applicable national regulations. Where a PRC domestic company, after fulfilling relevant procedures, provides to securities companies, securities service providers, and other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers, and overseas regulators and individuals, it must fulfill due procedures in compliance with applicable national regulations.

As the 2021 Negative List, the Cybersecurity Review Measures, the Overseas Offering and Listing Measures, and the Confidentiality and Archives Administrative Provisions are relatively new, and the Draft Regulations on Network Data Security have not been adopted, there remain substantial uncertainties as to the interpretation and implementation of these new requirements. We cannot assure you that we will be able to strictly comply with the relevant regulatory requirements, including but not limited to completing the filing procedures with the CSRC for our future issuance or offering of securities, on a timely manner, or at all. If we fail to do so, our business, financial condition, and results of operations may be materially and adversely affected. For more details of those effective and draft regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Listing and M&A.”

Furthermore, we cannot assure you that new regulations or rules promulgated in the future will not impose additional requirements on us. Any failure to obtain or delay in obtaining requisite approval(s) or completing requisite filing procedures for our overseas offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC government authorities. These government authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our overseas offerings into China, or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC government authorities also may take actions requiring us, or making it advisable for us, to halt our overseas offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior overseas offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, financial condition, results of operations, reputation, and the trading price of our listed securities.

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

•

There are uncertainties relating to the regulation of the internet-related businesses in China, including evolving requirements for licenses and permits as well as the interpretation by the relevant authorities with regard to the laws and regulations. Some of our licenses, permits, or operations may be subject to challenge by the PRC government, or we may fail to obtain licenses or permits that may be deemed necessary for our operations or we may not be able to obtain or renew certain licenses or permits. For example, the live streaming service we offered to brands may require the License for Online Transmission of Audio-visual Programs, and as of the date of this annual report, we have submitted an application for the record-filing in the “Information Management System for National Online Audio-visual Platforms” for the live streaming service we offered to brands and the application is currently under review by the relevant competent authorities. There is, however, no assurance that such application will eventually be approved in a timely manner, or at all. In addition, our financial services may require the entity operating such services to hold the value-added telecommunication business operating licenses for internet content provision business and for online data processing and transaction processing (operating e-commerce) services from competent departments of the MIIT. If such licenses or permits are deemed necessary and we fail to maintain any of these required licenses or permits, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.

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

As the e-commerce industry is still evolving in China, new laws and regulations may be adopted from time to time to address new issues that arise from time to time. In August 2018, the Standing Committee of the NPC promulgated the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. Failure to comply with the relatively new regulatory requirements may have a material adverse impact on our business and results of operations. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-commerce Law will be interpreted and implemented. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to E-commerce.” We have adopted a series of measures to comply with such requirements under the E-commerce Law. We cannot assure you, however, that our current business operations meet the requirements under the E-commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-commerce Law and other applicable laws and rules, we may be subject to fines or other sanctions.

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

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs, and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. In November 2016, China promulgated the Cybersecurity Law, which came into effect on June 1, 2017, to protect cyberspace security and order. Cybersecurity Law tightens control of cyber security and sets forth various security protection obligations for network operators. If any of our internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of illegal gains, fines, suspension of business, and revocation of required licenses, which could materially and adversely affect our business, financial condition, and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our platforms or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our platform in China.

On September 12, 2022, the CAC issued the Notice on Seeking Public Comments on the Decision to Amend the Cybersecurity Law of the People’s Republic of China (Draft for Comments), or the Draft Decision to Amend the Cybersecurity Law. According to the Draft Decision to Amend the Cybersecurity Law, the violations of the Cybersecurity Law might be subject to more severe punishment if the Draft Decision to Amend the Cybersecurity Law is implemented in its current form. Specifically, the Draft Decision to Amend the Cybersecurity Law enhanced the punishment against violations of the network operation security obligation, the critical information infrastructure operation security obligation, and the network information security obligation by increasing the upper limits of the fines and imposing additional punishment. The Draft Decision to Amend the Cybersecurity Law also enhanced the punishment against personal information infringement by referencing to the punishment under applicable laws which would include relevant punishment under the Personal Information Protection Law.

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

All of our total net revenues and most of our expenses are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings, and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of Renminbi against U.S. dollars would reduce the amount of Renminbi we would receive if we need to convert U.S. dollars into Renminbi. Conversely, a significant depreciation of Renminbi against U.S. dollars may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs. Also, the difference between the reporting currency and the denomination currency may expose us to additional uncertainties in connection with the foreign currency translation. In 2020, 2021, and 2022, we recorded exchange loss of RMB160.1 million, exchange loss of RMB37.1 million, and exchange gain of RMB687.9 million (US$99.7 million), respectively.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. In 2022, we entered into several foreign exchange forward contracts to hedge our exposure to foreign currency exchange risk and we may continue to use foreign currency swaps, forwards, or other derivative instruments to hedge our exposure to foreign currency risk where we deem necessary, and may adopt additional measures in the future to manage such risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may materially and adversely affect the value of your investment.

Government control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the consolidated variable interest entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares or ADSs.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings which are mainly derived from the payments for products and services from the consolidated variable interest entities. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the consolidated variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China may further set aside a portion of its after-tax profits to fund the employee welfare fund and for other purposes at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our debt and equity offerings to make loans or additional capital contributions to our PRC subsidiaries in China.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant government authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with a local bank authorized by the SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28. Any medium- or long-term loan to be provided by us to the consolidated variable interest entities must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our debt and equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is no statutory limit in effect on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-prudential Management of Full-covered Cross-border Financing issued by the People’s Bank of China on January 12, 2017, or the People’s Bank of China Notice No. 9, and apply the latest macro-prudential adjustment parameter adopted by the People’s Bank of China and the SAFE on October 25, 2022, the outstanding amount of the loans shall not exceed 250% of the net asset of the relevant PRC subsidiary.

Furthermore, pursuant to the People’s Bank of China Notice No. 9, after an one-year transition period following its promulgation, SAFE and the People’s Bank of China will determine the cross-border financing regulatory regime for foreign-invested enterprises after evaluating the overall implementation of the People’s Bank of China Notice No. 9. As of the date of this annual report, neither the SAFE nor the People’s Bank of China had promulgated and made public any legislations in this regard. There are uncertainties relating to the future regime to be adopted and any limitation to be imposed on us when providing loans to our PRC subsidiaries. If a more stringent foreign debt regulatory regime would be imposed, our ability to provide loans to our PRC subsidiaries or the consolidated variable interest entities may be significantly limited, and our business, financial condition, and results of operations may be adversely affected.

Under the current SAFE rules as of the date of this annual report, we are required to apply Renminbi funds converted from the net proceeds we received from our public offerings of equity securities within the business scopes of our PRC subsidiaries. Although SAFE launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in 2015 to allow foreign-invested enterprises to settle their foreign exchange capital at their discretion and further relaxed its rules in 2016 to allow foreign-invested enterprises (excluding financial institutions) to go through foreign exchange settlement formalities for their foreign debts at their discretion, the current SAFE rules continue to prohibit foreign-invested enterprises from using Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes as approved by the PRC government authorities. Moreover, the current SAFE rules continue to prohibit foreign-invested enterprises from using Renminbi converted from their registered capitals to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Any violations of such SAFE rules may result in severe monetary or other penalties. There can be no assurance that SAFE would further relax its rules on the settlement of foreign exchange capitals of foreign-invested enterprises, and our ability to transfer to and use in China the net proceeds from our public offerings of equity securities may continue to be significantly limited, which may adversely affect our business, financial condition, and results of operations. On October 23, 2019, SAFE promulgated the SAFE Circular 28. The SAFE Circular 28 allows all foreign-invested enterprises (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied. However, as the SAFE Circular 28 was newly promulgated, uncertainties still exist in relation to its interpretation and implementation. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and certain other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law, which was promulgated by the Standing Committee of the NPC, on August 30, 2007 and most recently amended on June 24, 2022 and came into effect on August 1, 2022, and its relevant regulations, such as the Rules of the State Council on Declaration Threshold for Concentration of Undertakings, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement agency of the State Council before they can be completed. We believe that the turnover of acquired business of Lefeng in 2013 is less than RMB400 million within China and have not sought clearance from the anti-monopoly enforcement agency, but we cannot assure you that the anti-monopoly enforcement agency will not take a view contrary to ours.

In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. Pursuant to these measures, the NDRC establishes a working mechanism office in charge of the security review of foreign investment, which is led by the NDRC and the Ministry of Commerce. The measures also define foreign investments as direct or indirect investments by foreign investors in China, including (i) investments in new onshore projects or establishment of wholly foreign owned onshore enterprises or joint ventures with other investors; (ii) acquiring equity or assets of onshore companies by merger and acquisition; and (iii) onshore investments by and through any other means. Foreign investments in certain key areas with national security concerns, such as important transport services, important cultural products and services, important information technology and internet products and services, important financial services and key technologies, which results in the acquisition of de facto control of the invested companies, shall be filed with the working mechanism office prior to the implementation of such investments. Failure to make such filing may subject the foreign investor to rectification within a prescribed period, and the foreign investor will be negatively recorded in the relevant national credit information system, which would then subject such investor to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or assets and to take any other necessary measures so as to restore to the status before the implementation of the investment and to erase the impact to national security. In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that came into effect on March 3, 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that came into effect on September 1, 2011, require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Under SAFE Circular 37, PRC residents who make, or have made prior to the implementation of SAFE Circular 37, direct or indirect investments in offshore special purpose vehicles will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a special purpose vehicle, is required to update its filed registration with the local branch of SAFE with respect to that special purpose vehicle, to reflect any material change. Moreover, any subsidiary of such special purpose vehicle in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such special purpose vehicle fails to make the required registration or to update the previously filed registration, the subsidiary of such special purpose vehicle in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the special purpose vehicle, and the special purpose vehicle may also be prohibited from making additional capital contribution into its subsidiary in China. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which came into effect on June 1, 2015. Under such notice, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individuals Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued the Detailed Rules on the Implementation of the Administrative Measures for Individuals Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-listed Companies. Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

We and our PRC resident employees who participate in the employee stock incentive plans, which we adopted in March 2011, March 2012, and July 2014, respectively, have been subject to these regulations since our company became a publicly-listed company in the United States in March 2012. We have been assisting our PRC option grantees to complete the required registrations and procedures on a quarterly basis. If we or our PRC option grantees fail to comply with these regulations, we or our PRC option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution—Stock Incentive Plans.”

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the PRC State Taxation Administration, or STA, issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-resident Enterprises, or STA Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of STA Public Notice 7 were abolished. Pursuant to STA Public Notice 7, as amended, in the event that a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. Although STA Public Notice 7 introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market, it brought challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to enterprise income tax in China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which came into effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of China. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

It is unclear whether we will be considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC “resident enterprise” status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.

Under the PRC Enterprise Income Tax Law, which came into effect in January 2008 and was amended on February 24, 2017 and December 29, 2018, and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a PRC resident enterprise and will be subject to enterprise income tax at the rate of 25% on its global income. The implementation rules of the PRC Enterprise Income Tax Law define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise.” On April 22, 2009, the STA issued the Notice Regarding the Determination of Chinese-controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the STA Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by the STA on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by the STA on December 29, 2017. The STA Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further, the STA Circular 82 states that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition, the STA issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-controlled Offshore-incorporated Resident Enterprises (Trial Implementation) on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, or the STA Bulletin 45, providing more guidance on the implementation of the STA Circular 82. The STA Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. See “Item 4.Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Enterprise Income Tax.” Although both the STA Circular 82 and the STA Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the STA Circular 82 and the STA Bulletin 45 may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. In addition to the uncertainty regarding how the new resident enterprise classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect. Although we do not believe that our legal entities organized outside of China constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at 25% on our global income as well as PRC enterprise income tax reporting obligations. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Dividends or interest payable to our foreign investors and gains on the sale of our ADSs or ordinary shares or notes by our foreign investors may become subject to taxes under PRC tax laws.

Under the PRC Enterprise Income Tax Law, as amended, and its implementation regulations issued by the PRC State Council, a 10% PRC withholding tax is applicable to dividends or interest payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends or interest are not effectively connected with such establishment or place of business, to the extent such dividends or interest are derived from sources within China. Similarly, any gain realized on the transfer of ADSs or ordinary shares or notes by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as PRC-sourced income. If we are deemed a PRC resident enterprise, dividends or interest paid on our ordinary shares or ADSs or notes, and any gain realized from the transfer of our ordinary shares or ADSs or notes, would be treated as PRC-sourced income and would as a result be subject to PRC taxation. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends or interest payable to investors that are non-PRC individual investors and any gain realized on the transfer of ADSs or ordinary shares or notes by investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares or notes would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends or interest payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ADSs or notes by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs or notes may be adversely affected.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the NPC enacted the Labor Contract Law, which came into effect on January 1, 2008 and was amended on December 28, 2012. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign a non-fixed-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have a non-fixed term, with certain exceptions. The employer must pay severance to an employee where a labor contract is terminated or expires, with certain exceptions. In addition, the government has continued to introduce various new labor-related regulations after the effectiveness of the Labor Contract Law. Among other things, it is required that annual leave ranging from five to 15 days be made available to employees and that the employee be compensated for any untaken annual leave days in the amount of three times of the employee’s daily salary, subject to certain exceptions. As a result of these new regulations designed to enhance labor protection and increasing labor costs in China, our labor costs are expected to increase. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

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

Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on March 23, 2012, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2022, the trading prices of our ADSs on NYSE have ranged from US$5.75 to US$14.24 per ADS.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly results of operations and changes of our expected results;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures, or capital investments;

•	additions to or departures of our senior management personnel;

•	detrimental negative publicity about us, our competitors or our industry;

•	changes in financial estimates by securities research analysts;

•	regulatory developments affecting us, our brand partners or our industry;

•	changes in the economic performance or market valuations of other internet, e-commerce, or online retail companies in China;

•	changes in major business terms between our brand suppliers and us;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional equity securities or ADSs.

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

In the future, we may sell additional ordinary shares, ADSs or other equity securities to raise capital, and our existing shareholders could sell substantial amounts of the ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market. We cannot predict the size of such future issuance or the effect, if any, that they may have on the market price for our ADSs. The issuance and sale of a substantial amounts of ordinary shares, ADSs, or other equity securities, or the perception that such issuances and sales may occur, could adversely affect the market price of our ADSs and impair our ability to raise capital through the sale of additional equity securities.

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

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price of or trading volume for our ADSs to decline.

Techniques employed by short sellers may drive down the trading price of our ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

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

The voting rights of ADS holders are limited by the terms of the deposit agreement, and ADS holders may not be able to exercise their right to direct how the Class A ordinary shares represented by the ADSs are voted.

Except as described in this annual report and in the deposit agreement, holders of the ADSs will not be able to exercise voting rights attached to the Class A ordinary shares represented by our ADSs on an individual basis. Under the deposit agreement, ADS holders may vote only by giving voting instructions to the depositary, as the registered holder of the underlying Class A ordinary shares which are represented by the ADSs. Upon receipt of voting instructions from ADS holders, the depositary will endeavor to vote the underlying Class A ordinary shares in accordance with such instructions. Holder of the ADSs will not be able to directly exercise any right to vote with respect to the underlying shares unless ADS holders withdraw the shares and becomes the registered holder of such shares prior to the record date for the general meeting. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Voting Rights.”

There can be no assurance that the ADS holders will receive the voting materials in time to instruct the depositary to vote the Class A ordinary shares underlying their ADSs, and it is possible that the ADS holders who hold their ADSs through brokers, dealers or other third parties, will as a result not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. Although the ADS holders may directly exercise their right to vote by withdrawing the ordinary shares underlying their ADSs, the ADS holders may not be able to do so, on a timely basis or at all, to allow themselves to vote with respect to any specific matter.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and the consolidated variable interest entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors, or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring, or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

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

Our co-founder, chairman, and chief executive officer, Mr. Eric Ya Shen, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2023, Mr. Eric Ya Shen beneficially owned approximately 62.3% of the aggregate voting power of our company. As a result, Mr. Eric Ya Shen has considerable influence over matters such as electing directors and approving material mergers, acquisitions, or other business combination transactions, and he may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Any possible enforcement against such collateral could materially affect the influence of Mr. Eric Ya Shen over important corporate matters or the trading price of our ADSs.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

A non-United States corporation, such as our company, will be a passive foreign investment company, “PFIC,” for United States federal income tax purposes for any taxable year if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Depending upon the market price of our ADSs and the nature of our assets and income over time, we could be classified as a PFIC, for United States federal income tax purposes. Although the law in this regard is unclear, we treat the consolidated VIEs as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we combine these entities’ operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of any of the consolidated VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

Assuming that we are the owner of the consolidated VIEs for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be a PFIC for the current or future taxable years. Recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;

•

the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, any adverse outcome of such cases, including any plaintiff’s appeal of a judgment in these lawsuits, could materially and adversely affect our business, financial condition, results of operation, cash flows and reputation. Furthermore, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business, financial condition, or results of operations. We were named as a defendant in two putative shareholder class action lawsuits filed in May and June 2015, respectively, which lawsuits were consolidated into one action and subsequently voluntarily dismissed without prejudice by the lead plaintiff on November 24, 2015.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our Company

We are a holding company incorporated in the Cayman Islands and conduct our business through our subsidiaries and the consolidated variable interest entities in China. We started our operations in August 2008 when our founders established Vipshop Information in China. In order to facilitate foreign investment in our company, our founders incorporated Vipshop Holdings Limited, an offshore holding company in Cayman Islands, in August 2010. In October 2010, Vipshop Holdings Limited established Vipshop International Holdings Limited, or Vipshop HK, a wholly-owned subsidiary, in Hong Kong. Subsequently, Vipshop HK established a wholly-owned PRC subsidiary, Vipshop China, in January 2011. Along with the growth of our mobile active customers and mobile service offerings, Vipshop China formed Guangzhou Pinwei Software Co., Ltd., or Pinwei Software, in 2012 as a research and development center to focus on our mobile product and solutions.

To support our regional business expansion, Vipshop China established a number of wholly-owned PRC subsidiaries that focus on warehousing services, retail business, product procurement, as well as software development and information technology support over the years since 2011. As of December 31, 2022, we mainly rely on the following five principal subsidiaries of Vipshop China for our business operations:

•	Vipshop (Jianyang) E-Commerce Co., Ltd., or Vipshop Jianyang;

•	Vipshop (Zhaoqing) E-Commerce Co., Ltd., or Vipshop Zhaoqing;

•	Chongqing Vipshop E-Commerce Co., Ltd., or Vipshop Chongqing;

•	Guangzhou Pinwei Software Co., Ltd., or Pinwei Software; and

•	Vipshop (Guangzhou) Software Co., Ltd., or Guangzhou Software.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information, and the operation of online commerce through strict business licensing requirements and other government regulations. We, as a Cayman Islands company, and our PRC subsidiary, Vipshop China, as a WFOE, are both restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online Platform is operated by the consolidated variable interest entities in China. As a result of our efforts to streamline our contractual arrangements among the consolidated variable interest entities during 2018, 2019, and 2020, Vipshop E-Commerce currently holds the primary licenses necessary to conduct our internet-related operations of Vipshop Online Platform in China. We face risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” for details.

From time to time, we have selectively acquired or invested in businesses that complement our existing business, and may continue to do so in the future to expand and develop our business. See “Item 4. Information on the Company—B. Business Overview—Strategic Investments and Acquisitions” for material strategic investments and acquisitions over the past few years.

Our principal executive offices are located at 128 Dingxin Road, Haizhu District, Guangzhou, Guangdong 510220, People’s Republic of China. Our telephone number at this address is +86 (20) 2233-0025. Our registered office in the Cayman Islands is located at the office of International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our website is https://www.vip.com. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at https://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview

We pioneered an innovative “flash sales” model to reinvent how brands sell, and shoppers buy, off-price products. Through our fourteen years of dedicated operations in discount retail, we have grown to be an expert in the industry and established a large and growing base of loyal customers and brand partners. As of December 31, 2022, we had approximately 541.3 million registered members and approximately 255.2 million cumulative customers, collaborated with approximately 27,000 brand partners, and promoted and sold products for over 44,000 popular domestic and international brands. Our GMV was RMB175.2 billion in 2022, as compared with RMB191.5 billion in 2021.

With our dedicated operations in the discount retail industry and through our continuous innovations to stimulate customers’ excitement in their shopping experience, we have accumulated a large number of active customers and repeat customers. The total number of our active customers was 83.9 million, 93.9 million, and 84.8 million in 2020, 2021, and 2022, respectively. The total number of our repeat customers was 68.2 million, 77.7 million, and 72.5 million in 2020, 2021, and 2022, respectively, representing 81.3%, 82.8%, and 85.5%, respectively, of the total number of active customers during the same periods. We also had 6.7 million active Super VIP customers in 2022.

We built our highly scalable and customized e-commerce infrastructure to serve the needs of flash sales and business innovations and to become more intelligent and efficient with every order. Our core competencies in merchandising, technology, fulfillment and customer service differentiate us from our competitors and serve as the pillars of our success.

Our Flash Sales Model

Flash sales embody characteristics of value, quality, and convenience that are well suited to brand-conscious consumers in China seeking quality goods at substantial discounts. We offer sales events daily with an ever-changing and curated selection of popular branded products at deeply discounted prices in limited quantities during limited time periods, creating a “thrilling and exciting” shopping experience for our customers. We optimize the brand portfolio and product mix of our daily sales events based on our strong merchandising expertise. As of December 31, 2022, we had diverse product offerings from a cumulative of over 44,000 domestic and international brands, including apparel, accessories, and standardized products. Leveraging our discount retail merchandising expertise and industry insights, we are able to select a range of desirable brands and products from mass market to premium that appeal to a broad base of consumers with different purchasing powers throughout China. We offer products on our platform primarily through a consignment model. To foster customer confidence of purchasing high-quality products from our Vipshop Online Platform, we provide limited product quality insurance.

We offer new sales events twice a day starting at 10 a.m. and 8 p.m. Beijing time, respectively. To provide our customers with a greater opportunity to purchase featured discounted products, each customer is only allowed to purchase limited quantity of the same item, depending on the categories.

We primarily offer flash sales events through two prime traffic channels, Fengqiang and Kuaiqiang. Each item is available in limited quantity and remains on sale only while supplies last. The products we offer on Fengqiang are generally apparel-related products with a discount level of 70% or more off the market retail price. Kuaiqiang, on the other hand, generally distributes standardized products with a discount level ranging from 10% to 90% off the market retail price.

Our Integrated Platform

Our Vipshop Online Platform

Our Vipshop Online Platform includes the Vipshop App, the vip.com website, and the Vipshop WeChat Mini-Program. Through our user-friendly Vipshop Online Platform, we offer a curated selection of products and services for shoppers of varying age groups and income levels throughout China, so that they may shop branded products online easily.

The Vipshop App, available on mainstream mobile operating systems including iOS and Android since 2011, is our top portal of the Vipshop Online Platform in terms of GMV generated and the numbers of registered members, daily unique visitors, and monthly unique visitors. We have been upgrading the Vipshop App, adding new features from time to time to increase our customer stickiness and engagement. For the year ended December 31, 2022, GMV generated by our Vipshop App users accounted for approximately 90% of our total online GMV.

Our Vipshop WeChat Mini-Program, which we launched in 2017, offers key features of our Vipshop App and allows users to access our platform directly through the WeChat App, one of the most widely used social networks in China.

We offer new sales events on our Vipshop Online Platform twice a day starting at 10 a.m. and 8 p.m. Beijing time, respectively. Each item is available in limited quantity and remains on sale only while supplies last. We plan our daily sales events in advance to offer a balanced and diverse mix of brands and products. To further enrich the shopping experience of our customers and to better address their needs, we have been optimizing and upgrading various sales events on our platform, which also serve as effective touchpoints for us to attract, acquire, and retain customers. Some of our signature sales events include Super Product Category Day, Super Brand Day, and Today’s Top Brands.

We leverage a variety of channels to better organize our product offerings and help customers discover their desired products. Specifically, we operate different channels for different kinds of branded products, such as womenswear, menswear, sportswear and sporting goods, shoes and bags, accessories, baby and children products, skincare and cosmetics, home goods and other lifestyle products, and supermarket products. To better match and address diverse customer needs, we also operate dedicated channels to easily reach the prospective customers. For instance, we launched Little Pink Box, Trendy, and Luxury to target customers that desire new, trendy, and premium brands. In addition, we have a Vipshop Outlet channel that offers well-known luxury or premium designer products at discounted price.

Our Vipshop Online Platform offers many user-friendly features that enhance customer experience, including AI-powered searches, personalized recommendations, live streaming, and other innovative functions that simulate “in-store” shopping experience. For our Super VIP members, we operate a dedicated membership store that allows our Super VIP members to enjoy their exclusive membership privileges, such as extra 5% discount, Super VIP exclusive prices, and exclusive customer service. We also set the 28th day of every month as the Super VIP Sales Day, which is an exclusive sales event solely for our Super VIP members.

Below are screenshots of our Vipshop App.

Sales events calendar
Search bar with feed-based recommendations
Personalized homepage
Browse various channels Including categories, outlet, live streaming, etc.
Real-time updates on purchases made by other users
推荐 内衣 家居 女装 运动 母婴 美妆
超级大牌日 × 母婴好物节
全场低至1折
宝宝食品
母婴用品
精选大牌
Super Brand Day
Offers deep discounts for selected brands
Fengqiang
Daily flash sales events with deeper discounts mostly for apparel products
3折疯抢
唯品快抢
Kuaiqiang
Daily flash sales event with deep discounts mostly for standardized products
Channels such as Luxury, Little Pink Box, Trendy etc. for newly introduced brands
频道广场
今日特卖
Sales of the Day
Personalized recommendation for selected discount products
Home page
Discover page offering personalized recommendations
Super VIP Membership store
Shopping cart
Personal dashboard
10-day price match guarantee
7 days refundable
安心购 · 过敏无忧 上门退货 极速退款
10天价保
7天可退（需包装完好且未拆封）
7天可换（需包装完好且未拆封）
唯品会发货
7 days exchangeable
Shipped by Vipshop
¥298
¥129
特卖价
Original price
One click to add to cart with special offer price

Super VIP Membership store
Super VIP membership status
Super VIP membership privileges
Personalized product category recommendation
Today's top pick
Super VIP Membership Privileges
Extra 5% off
Unlimited free shipping
Sales Day for Super VIP
Exclusive customer service
Super VIP exclusive price
Birthday gift coupon
Life service privileges
Offline store privileges
超V会员店
+ 订阅
搜索
频道广场
分享
唯品会会员
超级VIP
已为您节省 ¥141.30
我的超级VIP >
折上9.5折
超V专享价
无限免邮
超V会员日
HOT
运动包/...
运动鞋
运动服
女下装
双肩包
胸包/腰包
手提包
女拖鞋
钱包
孕妇装
0.7折起
1折起
1.2折起
2.5折起
今日必抢
好物低价
更多 >
超V补贴 ¥38
¥187
超V补贴 ¥10
¥127
客服
首页
我的特卖
超V会员店
购物车
个人中心

Our Offline Operations

In addition to our Vipshop Online Platform, we operate a nationwide offline network consisting of 14 Shan Shan Outlets and a number of other offline retail stores as of December 31, 2022 that complements our online business. Leveraging the extensive experience that we have amassed from our online platform operations, the offline stores offer popular branded products at discounts to cater to the preferences of consumers from different geographic locations. The offline stores enhance consumer experience through personalized recommendations and interactive services provided by sales staff, and generate customer traffic that in turn feed back to our online platform. For details of our strategic acquisitions of Shan Shan Outlets, see “—Strategic investments and acquisitions.”

In 2022, most of our sales were generated through our Vipshop Online Platform and the sales through these offline outlets and stores were immaterial to our business. In 2020, 2021, and 2022, we sourced 94%, 93%, and 93% of our GMV from our Vipshop Online Platform, respectively.

Our Brand Partners

Since our inception in August 2008, we have attracted a broad and diverse group of brand partners. Our brand partners primarily include brand owners, and, to a lesser extent, brand distributors and resellers. As of December 31, 2020, 2021, and 2022, we worked with over 21,000, 25,000, and 27,000 brand partners, respectively. None of the brands accounted for more than 3% of our total revenues in 2020, 2021, or 2022.

To strengthen the synergies between our brand partners and us, we constantly leverage our mid-end merchant platform to equip our brand partners with data analyses and operational insights, including, among others, industry landscape, market demand and trends, pricing recommendations, and customer behavior- and transaction-related analyses, so that brands can dynamically monitor, formulate, and adjust their sales, marketing, and operating strategies. To further strengthen ties with brands and enable them to achieve success on our platform, we proactively identify and select premium brands with good performance on our platform for in-depth collaborations, such as product innovation and customization to roll out merchandise specifically for Vipshop Online Platform. For example, we collaborate with some brand partners to develop merchandise specifically for our Vipshop Online Platform, known as “Made for Vipshop,” to further differentiate our offerings.

We believe that our ability to empower brands on multiple fronts, including selling their products via various channels within our ecosystem, meeting their demand for marketing, customer data analysis, and inventory management, will attract more new brand partners and build stronger ties with existing brand partners.

Brand Selection and Procurement

Brand Selection

We have implemented a strict and methodical brand selection process. Our merchandising team, which consisted of approximately 1,200 members as of December 31, 2022, is responsible for identifying potential qualified brands based on our selection guidelines. Leveraging the industry expertise of our merchandising team and our proprietary consumer insights, we carefully select prospective brand partners and work with those that offer high-quality or premium products that are desirable among consumers in China, and that are willing to provide competitive prices and favorable payment and product return terms. In addition to the more mature brands that have an established network of offline stores in China, we also proactively introduce new and up-and-coming brands that appeal to younger generations and middle-class consumers, such as trendy and boutique brands, and the prestigious brands that have not been introduced to our platform.

Once a potential brand is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses, safety, sanitary and quality certifications, trademark registration certificates, and license agreements in relation to the branded products. This review process helps ensure that we maintain a portfolio of brands with high standards and good reputation that can meet our customers’ expectations.

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

In each agreement, a brand partner grants us authorization to market and sell products of a particular brand on our Vipshop Online Platform. In addition, we require our brand partners that contract with us to comply with the anti-bribery and anti-corruption provisions specifically included in such agreement.

Product Selection

Our key management team members have extensive experience and expertise in the retail industry with insightful knowledge and deep understanding of consumers’ needs and preferences. In addition, we have a professional merchandising team that continually optimizes our brand portfolio and product mix. Before each flash sales event, we consider and analyze historical pattern, fashion trends, seasonality, and customer feedback to project the volume of each particular product that we should offer for the event. To maximize sales, we carefully plan our product mix to achieve a balanced and diverse product offering across different categories. We are able to select appealing products from a broad brand base, negotiate favorable terms with our brand partners, and occasionally secure unique products from certain brand partners that are, for a certain period of time, specifically offered on our platform.

We utilize consumer insights through our customer relationship management and business intelligence systems to strategize our upcoming flash sales events to enhance the timeliness and relevancy of our product offerings. In addition, we provide data analytics and insights to our brand partners through our merchant platform to help them improve their product development as well as sales and marketing strategies to further optimize their sales efficiency and promote additional sales opportunities with us. Since 2020, we have been collaborating with some of our brand partners to design “Made for Vipshop” products to further differentiate our offerings.

Inventory Management

We offer a comprehensive selection of products primarily through a consignment model, under which we typically do not pay any deposit on the products we purchase. We generally settle with our brand partners every 10 or 30 days for purchases made within a certain period of time net of customer returns.

We generally have the right to return unsold items within a period of time after the end of a sales event. For certain types of products such as certain sporting goods, beauty products, and cross-border products, we typically do not have the right to return unsold items to brand partners. For these unreturnable products, we have been able to leverage our strong marketing expertise regarding customer preferences to achieve quick inventory turnover. Additionally, we can continue to sell any excess inventory through our offline stores.

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

Quality Control

In addition to our brand selection process, we have adopted stringent quality assurance and control procedures for products delivered through our logistics network. We inspect all products delivered to our logistics centers, rejecting or returning products that do not meet our quality standards or the purchase order specifications. We also inspect all products before shipment from our logistics centers to our customers. In addition, we take sampling quality inspection from time to time of the products that are allowed to be shipped from the suppliers’ warehouses directly to our customers. We believe that our strict brand selection process and quality control procedures enable us to continually offer high-quality products and achieve greater customer satisfaction.

Our Product and Service Offerings

Product Categories

We offer a broad spectrum of products ranging from womenswear, menswear, sportswear, shoes and bags, accessories, baby and children products, skincare and cosmetics, home goods and other lifestyle products, and supermarket products from desirable domestic and international brands. We pay close attention to every aspect of our services to enhance customer experience from packaging to shipping and to after-sales customer service.

Pricing

We price products on our Vipshop Online Platform at significant discounts, typically ranging from 30% to 90% off the market retail price, which is one of the key elements of the “thrill and excitement” shopping experience that we create for our customers. Our attractive pricing is made possible by cost savings achieved primarily through volume discounts that we receive from our suppliers, particularly for off-season or slower-moving inventories, and less physical retail space and related overhead costs compared to traditional offline retail business. Leveraging our focused discount retail model, we typically enjoy a meaningful pricing advantage when procuring branded merchandise. We also launch special promotional campaigns such as Brand Sales around April 19, Mid-year Sales promotion around June 16, Singles’ Day promotion around November 11, and Anniversary Sales campaign around December 8 each year.

Other Services

The significant scale of our business allows us to provide a variety of services to create additional value for our business partners and ultimately benefit our customers, including platform access service, promotion and advertising service, inventory and warehouse management service, logistics service, outlet management service, and membership service. Our internet finance offerings primarily consist of consumer financing and supplier financing services, which currently serve as a supporting function for our core online retail business.

Payment, Fulfillment, and Return

Payment

We provide our customers with the flexibility to choose from a number of payment options. Our payment options include our Vipshop Payment service and payment through third-party online payment services, such as WeChat Pay, Alipay, and the emerging e-RMB online payment offered by the domestic banks. For the years ended December 31, 2020, 2021, and 2022, all of our total online orders were collected through online payment services, of which WeChat Pay was used to process a significant portion of our total orders, and our Vipshop Payment service was used to process a meaningful portion of our total orders.

Fulfillment

We have established a logistics network and warehousing capacity with nationwide coverage. We have adopted a flexible logistics model supported by our robust and advanced warehouse management system. We work with top delivery companies with nationwide coverage, such as SF Express and Tongda Operators, to ensure reliable and timely delivery of our orders.

Logistics Network and Warehouse Management System. Our logistics network consists of regional logistics hubs and local distribution centers. We have regional logistics hubs strategically deployed across China. We maintain local distribution centers to facilitate the distribution of standardized and frequently purchased products, and we have established several bonded warehouses in China to support our cross-border business.

Our automated warehouse management system enables us to closely monitor each step of the fulfillment process, from when a purchase order is confirmed with a brand partner, to when the products are stocked in our logistics centers, and eventually when the product is packaged and picked up for shipment to the customer. We have continually focused on implementing new initiatives to refine our automated warehouse management system throughout our operations. For example, we have implemented the honeycomb system, an automated goods-to-person warehousing system well-suited for handling large quantities with high access speeds, in our South China, Southwest China, and East China logistics hubs to improve picking efficiency and accuracy of consumers’ orders. As we offer a curated selection of brands and products for each daily sale, our logistics centers and inventory management systems are also specifically designed to support the frequent sales events on our flash sales platform and a large volume of inventory turnover. In 2020, 2021, and 2022, we processed approximately 692.4 million, 786.6 million, and 739.5 million customer orders, respectively.

Since 2013, we have been implementing innovative solutions to further enhance our logistics efficiency. The “just-in-time” method, or JIT, allows some of our suppliers to not load inventories to our warehouses before the relevant products are put up for sale. Instead, the suppliers will load inventories to our warehouses only within a period of time after being notified when orders have been generated. Compared to the traditional bulk load-in and bulk load-out method, JIT enables us and our suppliers to increase the number of products offered on our platform and further diversify our product offerings. We process orders containing products from multiple suppliers in our mega-warehouses across China. Moreover, the “third-party logistics” method launched in 2013, or 3PL, allows some of our suppliers to lease vacant space of our warehouses to manage their supplies. The 3PL model increases utilization of our warehouses while enabling certain suppliers to manage their supplies more efficiently. In 2019, we launched the JITX model that allows single-supplier orders from certain reliable brand partners to be shipped directly from the suppliers’ warehouses to the end customers. Since then, we have been gradually shifting towards the JITX model, which further improved our logistic efficiency.

Delivery Services. We deliver orders placed on our Vipshop Online Platform to all areas in China through leading reputable third-party delivery companies with nationwide coverage, such as SF Express and Tongda Operators. In particular, in November 2019, we terminated our delivery service unit operated by a subsidiary of Pin Jun Tong, namely Pinjun. Upon termination of Pinjun’s delivery service unit, in November 2019, we entered into a cooperation agreement (which was subsequently supplemented in November 2021) with SF Holding (which operates the SF Express business) to enhance our cooperation with SF Holding, and utilize its delivery services to optimize the efficiency of our logistics operations, improve operating leverage in our fulfillment expenses, and provide our customers with superior delivery services. We expect SF Holding to deliver substantially all of our orders in the foreseeable future.

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

Return and Exchange Policy

We currently offer our customers the right to return or exchange products purchased from our Vipshop Online Platform within seven days of receipt. Our customers can generally return products purchased on our platform within seven days of receipt of the products as long as the products are unused, unwashed, unworn, undamaged, and in their original packaging and original condition. To facilitate the return or exchange, and to enhance customer experience, we provide door-to-door collection and free return or exchange services without charging any service or warehousing fee. For the return of luxury products, the anti-tampering lock on the product must remain intact. For certain products that are available in other sizes, we also offer exchange services via SF Express. We believe that our hassle-free return and exchange policies help increase customer spending and enhance customer loyalty.

Price Assurance

To enhance the shopping experience of our customers, we have established a price assurance policy to allow qualified customers to receive compensation for price differences in the event that the price of the product at our platform experiences a decrease within a certain period of time after the purchase. We post our price assurance policy, including its applicable exceptions, on our platform and label the qualified products accordingly to make sure our customers are well informed of our price assurance arrangements.

Customer Service

We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a superior customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service e-mail, real-time online chat, or our customer service hotline 15 hours a day, seven days a week. Our Super VIP members enjoy 24/7 customer service support. We also outsource customer service to high-quality third-party service centers. As of December 31, 2022, we had over 2,100 customer service personnel, including independent contractors.

We maintain service quality by carefully selecting personnel, providing our customer service representatives with extensive training, and regularly monitoring and evaluating the performance of each representative. Each new customer service representative is required to complete a mandatory training program in Guangzhou, conducted by experienced managers, covering product knowledge, complaint handling, service attitude, and communication skills. To facilitate timely resolution of customer complaints, we also train and delegate our customer service representatives to resolve complaints and remedy situations within a specified authorized amount determined based on their seniority without having to get approval from their supervisors.

Marketing

Our business model and associated value propositions help us build a large base of active customers. We continue to enhance the element of “thrill and excitement” associated with the customer shopping experience to promote word-of-mouth referrals and repeat customer purchases on our Vipshop Online Platform.

We leverage various marketing channels, especially digital marketing channels, to strengthen our brand awareness, acquire new customers, and retain existing customers. We utilize our big data analytics and insights from our large customer base and business intelligence system to refine our targeted marketing initiatives. For example, we launched social campaigns, such as live streaming by celebrities and Super VIP special sessions to give customers more benefits and increase customer interaction. In addition, we proactively expanded targeted marketing, and adopted various marketing campaigns such as advertising in TV series and reality shows and marketing on new media channels to keep customers informed of our latest promotional offerings and our Vipshop brand. Furthermore, we encourage our customers to share their shopping experiences through an “easy-to-share” function on social media platforms in China, such as WeChat, which can increase their customer stickiness while also serving as a means to attract new customers. Moreover, some of our offline stores are making efforts to utilize private domain traffic by operating their own WeChat groups and provide direct marketing to consumers.

Technology

Technology Infrastructure

Our technological capabilities play an important role in the success of our business, and enable us to enhance operating efficiency and site scalability. We rely on a combination of our internally developed proprietary technologies, open source solutions, and licensed technologies to optimize every aspect of our operations for the benefit of our customers and brand partners. Our systems can be divided into front-end, middle-end, and back-end modules, all built on top of advanced technologies. Together, they form a reliable technology platform that optimizes customer experiences and supports efficient business operations.

The front-end modules, which refer to modules supporting the user-interfaces of our platform, mainly include product display, member account management, category browsing, product searches, online shopping cart, order processing functions, payment, chatbots, and customer support functions. The front-end modules are supported by our proprietary content distribution network, dynamic and distributed cluster, and a core database, providing our customers with quick access to the product display they are interested in and facilitating a smooth online shopping experience. Please see “—Payment, Fulfillment, and Return—Fulfillment” for details.

The mid-end modules, which refer to modules supporting the merchant platform that we have launched to equip our brand partners with refined analysis and insights as well as all-round operating capacities, deepen the synergies between our brand partners and us, and further improve operating performance. The merchant platform is an output of our proprietary data analytics and business intelligence capacities. It enables our brand partners to establish their own data analytics infrastructure and diversify their operations monitoring metrics, through which they can fine tune the marketing and branding strategies tailored for target customer groups, optimize their operating strategies, establish additional touchpoints to effectively direct customer traffic, and set up membership programs to further enhance customer loyalty. The merchant platform allows our brand partners and ourselves to simultaneously focus on improving customer growth and experience while optimizing each other’s business operations, in turn serving as an additional compelling value propositions that we offer to our brand partners. With such simultaneous development, we strengthen our relationships with the brand partners and open up more opportunities to pursue further in-depth collaborations.

The back-end modules, which refer to modules supporting our business operations, mainly include customer service, ERP, warehouse and logistics management, product information management, business intelligence, and administration management systems. Our customer service system mainly consists of our customer relationship management system. Our ERP system is customized to integrate our business operations with brand partners on orders, accounting, and product distribution. Our operations system for warehouse and logistics management primarily consists of our warehouse management system, automating our warehouse and logistics operations and allowing us to efficiently manage our inventories, track our products, and deliver the orders to our customers in a timely fashion. We have designed our product information management system to perform a variety of functions. Other than basic product information management, it also offers category, pricing, and sales inventory management, and facilitates product lifecycle management for our online and offline businesses. These systems enhance the efficiency of our operations.

Technology-driven Analytical Capabilities

We have accumulated a large customer base and observed customer behavior and performance throughout our operations. Our customer relationship management and business intelligence systems enable us to effectively use our proprietary transaction information to further analyze and study customer behavior and customer preferences. We regularly use this information in planning our marketing initiatives for upcoming events and making profile-based personalized recommendations to enhance our customers’ shopping experiences. For instance, the comprehensive customer profiles allow us to provide personalized product recommendations to customers that are within their price range, suit their brand preference, and are within their categories of interest. We also use customer profiles in various scenarios for our sales initiatives to effectively interact with its customers, such as notification via push method, text messages, e-mails, and sales events on our WeChat Mini-Program and other social media platforms. In addition, we have developed a real-time customer-intent identification system, which employs proprietary algorithm technologies with recent and real time customer behavioral data to provide recommendations to customers based on the different intentions of customers visiting our platform. Furthermore, our business intelligence system is built with our proprietary cloud computing infrastructure, providing insights for many aspects of our business operations and site functionalities.

Safety and Scalability

We have developed disaster tolerant systems for our key business modules, which include real-time data mirroring, daily data back-up, and system redundancy solutions. We also adopted a “DevOps” methodology, which enables us to respond quickly towards business requests, significantly decreasing our development cost and improving our time-to-market. Our site is built upon real event processing platforms, and it leverages service-oriented architecture supported by internally developed cloud solutions. This enables us to achieve internal efficiency. Cybersecurity is another key aspect of site operations. Leveraging the real-time event processing systems that keep our site running smoothly, we have improved our protection against online and offline fraud and potential cyber-attacks such as dDoS.

Data Privacy and Security

We are committed to protecting our customers’ personal information and privacy. During our ordinary course of business, we may collect and use user data, which could include personal information (such as mobile phone number, gender, and age), transactional information (such as purchase records and orders on our platform), and device information. We collect the personal information and data necessary for the use of our platform in accordance with the applicable laws and regulations, and obtain customers’ consent if required. We have established and implemented comprehensive and rigorous internal policies on various aspects of data lifecycle management, including data collection, processing, and usage, to secure and protect data over its entire use to our business and services.

To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security policies and measures. We de-identify and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission, and use of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited number of employees with access authorization.

We have built a backup system that runs on different servers to minimize the risk of data loss. Our back-end security system handles malicious attacks to safeguard the security of our data. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy. Any failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, increased cost of operation, or declines in user growth or engagement, or otherwise harm our business.”

As of the date of this annual report, we had not been subject to any fines or other administrative punishment due to non-compliance with data privacy and security laws or regulations.

Environmental, Social, and Governance (ESG)

We are committed to promoting corporate social responsibility and sustainable development as well as integrating these principles into all major aspects of our business operations. As a testament to our sustainable business practices, we have maintained “A” rating in MSCI ESG Rating since July 2021, ranking upper-middle level in e-commerce industry. We were also ranked at a leading position in the global retail industry by Dow Jones Sustainability Indices for four consecutive years from 2019 to 2022. Moreover, in July 2022, we bagged the titles of China’s Best Employer of the Year and China’s Most Sustainable Employer of the Year in the selection by Forbes China and Russell Reynolds Associates, a global search and leadership advisory firm.

In July 2022, we published our first ESG report, which detailed our ESG initiatives and progress in energy conservation and carbon reduction, responsible management, customer service, and sustainable supply chain, among others. In November 2022, we established an ESG committee under the board of directors, consisting of Mr. Eric Ya Shen, Mr. Authur Xiaobo Hong, and Mr. Frank Lin. The ESG committee is responsible for systematically evaluating, monitoring, and carrying out a variety of ESG initiatives with an aim to strengthen the ESG awareness and efforts at full scale.

Our core initiatives include environmental sustainability, employee care, and charity-related projects.

Environmental Sustainability

Warehousing. Our self-built warehouses are constructed in an environmentally friendly way in view of the principle and standard of green industrial area and green architecture. The warehouses are made of environmentally friendly and energy-saving interior materials, such as interior walls and steel members, and exterior materials, such as exterior walls, roof panels, and external windows. The illumination of the warehouses is extensively employed with energy-saving designs and equipment. Moreover, we use new energy by constructing photovoltaic electricity generating systems on the rooftops of our South China and Central China logistics hubs, which made the best use of solar energy, a cleaner form of energy, as the source of electricity generation. In 2022, the power generated by the photovoltaic electricity generators constructed by us amounted to over 60,000 MWh.

Packaging. We are committed to green express packaging and promote environmentally friendly packaging materials featuring low pollution, low consumption, and low emissions. Specific measures include the use of environmentally friendly and recyclable materials, the optimization of use efficiency such as optimizing the structure of packaging boxes to reduce waste of space, the promotion of recycling and reuse of packing boxes or woven bags, and the green waste management. In 2022, we used more than 21 million recycled cartons and saved over 1,600 tons of materials/plastic as we further optimized packaging materials and design.

Logistics. We continually optimize the logistic process. We maintain the optimal path of transportation vehicles with self-developed intelligent vehicle dispatching system to reduce the transportation mileage and emissions. Besides, on the basis of strengthening cooperation with brand partners, we have been promoting the JITX model, with which we achieved direct delivery by brand partners and further improved the efficiency of distribution.

Sustainable Workplace

With abundant learning opportunities and diverse skill improvement channels, we enable our employees to enhance expertise and management abilities so as to empower their future development. In addition, various training programs have been carried out to meet different demands along our employees’ career paths, such as Vipshop Night School, training camps, and various online courses. We also value employees’ engagement in corporate operations and encourage sound communication to improve HR management, talents retention, and cohesion. We actively establish and promote the communication mechanism with employees, and adopt various approaches, such as the operation of WeChat official account on corporate culture and dissemination of employee satisfaction surveys to learn about their views and suggested areas for improvement. Furthermore, we were named as a pilot organization by the All-China Federation of Trade Unions with the mission of improving life quality for employees in 2022. We have set up recreational clubs to ensure our employees’ work-life balance, enhancing their time spent and communication with their families. We have a series of protocols and initiatives that we implement in our office space to optimize the usage of power and water and to reduce unnecessary usage. For instance, we encourage our employees to be mindful of the environment when printing materials and using office supplies.

Social Charity Projects and Initiatives

We have established a unique “Internet + Charity” model, leveraging our resources, technology, and network advantages. Over the years, we have been increasing our efforts to empower women and revitalize rural areas, in addition to promoting community engagement and volunteering activities. We have created a series of flagship charity programs, including V-Love Mothers, V-Loves Charity, and V-Love Workshop, and have invested over RMB558 million in such charity-related activities and programs as of December 31, 2022.

We launched V-Love Mothers program to assist women in distress, primarily through the provision of health care, financial aid, educational empowerment, and protection of rights to support single-parent families. The core services of the V-Love Mothers program include legal assistance, psychological counselling and emotional guidance, and support groups, all supported by lawyers, professional legal organizations, professional psychologists, and marriage and family counsellors. As of December 31, 2022, the V-Love Mothers program had helped over 110,000 single-parent families in need to reduce their burdens and improve their prospects.

Our V-Loves Charity program brings together a variety of high-quality charity projects from various sectors, including providing aid to sick children, assistance to special needs groups, rural revitalization, and youth empowerment. For example, we have been advancing a series of charity programs dedicated to rural revitalization, focusing on talent, culture, and industry, through which we aim to stimulate the internal driver and potential of rural development, leverage the achievements of poverty alleviation, and build a harmonious and beautiful countryside. In particular, we have supported programs that sent teachers to rural areas, enabled children to get out of the mountains for choir performance at the provincial and national level, constructed modern classrooms with high-quality education materials, and built connections between children in rural areas and volunteers. In 2022, with the support of our V-Loves Charity program and social communities, over 31 high-quality public service initiatives were launched, resulting in more than 13.4 million participants donating over 20 billion “V-Loves Points.”

Our V-Love Workshop program focuses on the rejuvenation and preservation of intangible cultural heritage. Through a combination of cross-industry guidance, talent training, creation of fashion items, and online charity sales, the program has successfully produced contemporary, fashionable, commercialized, and sustainable intangible cultural heritage products while assisting local craftspeople.

Corporate Governance

We strictly abide by laws and regulations and constantly improve our internal compliance management system. For example, we updated internal policies such as Information Security and Privacy Management Measures and Employee Information Security Manual to constantly improve our information security management system. We received ISO 27001 Information Security Management System certification and ISO 27701 Privacy Management System certification. We did not experience any information or network security leakage in 2022. Each of the members of our board of directors has signed an anti-corruption commitment letter, and we have provided related trainings to all employees. To improve our risk management system, we have systematically sorted out our internal risks and established a risk library covering all aspects of our business, including strategy, finance, market, operation, legality, and others. Based on that, we developed hierarchical response measures according to different risk levels and formed a risk prevention system. We also rolled out a series of measures to enhance our platform governance and product authenticity management.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers, and other parties to protect our proprietary rights. As of December 31, 2022, we had been granted 204 patents and submitted 826 patent applications in China, owned 2,064 registered trademarks in China and 122 registered trademarks outside China, 228 copyrights (including copyrights to 197 software products in China developed by us relating to various aspects of our operations), and 334 registered domain names that are material to our business, including vip.com and vipshop.com.

Competition

Our competitors primarily include major pure-play online discount retailers, other online discount retailers, and new forms of e-commerce such as live streaming e-commerce platforms in China.

We believe that we compete primarily on the basis of:

•	ability to identify products in demand among consumers and source these products on favorable terms from brands;

•	focus on and expertise in apparel-related categories;

•	pricing advantage due to our discount retail model;

•	breadth and quality of product and service offerings;

•	comprehensive and innovative platform features;

•	customer service and fulfillment capabilities; and

•	solid reputation among consumers and brands.

We believe that our early-mover advantage and leading market position help us compete effectively against our competitors. However, some of our current and potential competitors may have longer operating histories, larger customer bases, better brand recognition, stronger platform management and fulfillment capabilities, and greater financial, technical, and marketing resources than we do. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we do not compete effectively against existing or new competitors, we may lose market share and customers.”

Strategic Investments and Acquisitions

To maintain and strengthen our market position in China and to supplement our existing business, we evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets, and technologies and have made such investments and acquisitions from time to time. We have made the following strategic investments and acquisitions over the past few years.

Acquisition of Shan Shan Outlets. In July 2019, we entered into a share purchase agreement with Ningbo Xingtong Chuangfu Equity Investment Partnership and Shan Shan Group Co., Ltd., in connection with the acquisition of 100% equity interests in Shan Shan Outlets, a leading player in the offline outlet management industry in China. The total consideration for the acquisition of Shan Shan Outlets was RMB2.95 billion, of which RMB2.93 billion had been paid as of December 31, 2019, and the remaining consideration was paid in January 2020. During the year 2020, 2021 and 2022, we made further investment of RMB547.5million, RMB149.2 million, and RMB553.7 million to acquire additional shares from the existing shareholders of subsidiaries of Shan Shan Outlets.

Strategic investment. In October 2019, we agreed to invest in the capacity of a passive investor, up to RMB2 billion in a private equity fund, which focuses on technology-enabled consumer, retail, and other related businesses. As of December 31, 2022, the outstanding amount of our committed contribution to the private equity fund was RMB1.52 billion (US$220.4 million). The amount of our investment in and contribution to the private equity fund may be subject to adjustments in the event of commitment reduction or capital calls by the general partnership of these private equity funds.

Investment in Sichuan VipFubon Consumer Finance Co., Ltd. In October 2021, Sichuan VipFubon Consumer Finance Co., Ltd., a company engaging in consumer finance business, was established by Fubon Bank (China) Co., Ltd., Xtep (China) Co., Ltd. and us. As of the date of this annual report, Fubon Bank (China) Co., Ltd., Xtep (China) Co., Ltd. and we hold 25%, 25.1%, and 49.9% of the equity interests in Sichuan VipFubon Consumer Finance Co., Ltd., respectively. We have made capital contribution totaling RMB249.5 million (US$36.2 million) in and have significant influence over the company.

Investment in Guofu Life Insurance Co., Ltd. Guofu Life Insurance Co., Ltd. is a national life insurance company established in June 2018 with the approval of the China Banking and Insurance Regulatory Commission. It provides a broad range of insurance products, including life insurance, annuity, health insurance, and accident insurance products, among others. We held 16.0% of its equity interest from June 2018 to December 2021, and has been holding 20.4% of its equity interest since January 2022. The total capital contribution we made was RMB468.6 million as of December 31, 2022. We have significant influence on the investee since the year 2022.

Regulation

This section sets forth a summary of the most significant laws and regulations that affect our business in China.

Regulations Relating to Foreign Investments

Investment activities in China by foreign investors are principally governed by the Industry Guidelines of Encouraged Foreign Investment, or the Industry Guidelines, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, which were promulgated and are amended from time to time by the Ministry of Commerce, or the MOFCOM, and the NDRC, and together with the PRC Foreign Investment Law and its respective implementation rules and ancillary regulations. The Industry Guidelines and the Negative List lay out the basic framework for foreign investments in China, classifying businesses into three categories with regard to foreign investments: “encouraged,” “restricted,” and “prohibited.” Industries not listed in the Industry Guidelines or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On October 26, 2022, the MOFCOM and the NDRC released the Industry Guidelines of Encouraged Foreign Investment (2022 Version), which came into effect on January 1, 2023 and replaced the previous version of the Industry Guidelines of Encouraged Foreign Investment. On December 27, 2021, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022 and replaced the previous version of the Special Administrative Measures (Negative List) for Foreign Investment Access.

On March 15, 2019, the National People’s Congress, or the NPC, approved the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced three then existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Venture Enterprise Law, the PRC Sino-foreign Cooperative Joint Venture Enterprise Law, and the PRC Wholly Foreign-invested Enterprise Law. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign- and domestic-invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, foreign investments shall enjoy pre-entry national treatment, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” While foreign investors shall refrain from investing in any of the foreign “prohibited” industries, foreign-invested entities operating in foreign “restricted” industries shall require market entry clearance and other approvals from relevant PRC governmental authorities. The PRC Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws, administrative regulations, or other methods prescribed by the PRC State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions to provide for contractual arrangements as a form of foreign investment. Furthermore, the PRC Foreign Investment Law provides that foreign-invested enterprises established according to the said three existing laws regulating foreign investments may maintain their structure and corporate governance within five years after the implementation of the PRC Foreign Investment Law.

On December 26, 2019, the State Council promulgated the Regulations for Implementing the PRC Foreign Investment Law, which came into effect on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investments, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. Pursuant to such measures, the NDRC establishes a working mechanism office, or the Working Mechanism Office, in charge of the security review of foreign investment, which is led by the NDRC and the MOFCOM. Such measures also define foreign investments as direct or indirect investments by foreign investors in China, including (i) investments in new onshore projects or establishment of wholly foreign owned onshore enterprises or joint ventures with other investors; (ii) acquiring equity or assets of onshore companies by merger and acquisition; and (iii) onshore investments by and through any other means. Foreign investments in certain key areas with national security concerns, such as important transport services, important cultural products and services, important information technology and internet products and services, important financial services and key technologies, which results in the acquisition of de facto control of the invested companies, shall be filed with the Working Mechanism Office prior to the implementation of such investments. Failure to make such filing may subject the foreign investor to rectification within a prescribed period, and the foreign investor will be negatively recorded in the relevant national credit information system, which would then subject such investor to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or assets and to take any other necessary measures so as to restore to the status before the implementation of the investment and to erase the impact to national security.

Regulations Relating to Foreign Investments in Value-added Telecommunications Businesses

Pursuant to the Provisions on Administration of Foreign-invested Telecommunications Enterprises which was promulgated by the State Council on December 11, 2001, and amended on September 10, 2008, February 6, 2016, and March 29, 2022, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Before the most recent amendment to the Provisions on Administration of Foreign-invested Telecommunications Enterprises on March 29, 2022, a foreign investor who plans to acquire any equity interest in value-added telecommunication business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. However, according to the most recent amendment to the Provisions on Administration of Foreign-invested Telecommunications Enterprises made by the State Council on March 29, 2022, which came into effect on May 1, 2022, requirements of experience in providing value-added telecommunications services overseas and maintenance of good track record for the main foreign investor of a foreign funded telecommunications enterprise operating value-added telecommunications businesses have been removed.

On June 19, 2015, the MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business, allowing foreign investors to own more than 50% of equity interest in an operator of “operating e-commerce” business. The 2021 Negative List further provides that foreign investors are allowed to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward, and call center businesses, while foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

The MIIT Circular reiterates the regulations on foreign investments in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain value-added telecommunication business operating licenses to operate any value-added telecommunications business in China. Under the MIIT Circular, a PRC domestic company that holds a Value-added Telecommunication License, or a VAT License, is prohibited from leasing, transferring, or selling the VAT License to foreign investors in any form, and from providing any assistance, including providing resources, sites, or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. The MIIT Circular further requires each VAT License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations.

Regulations Relating to Licenses and Permits

VAT License

The Telecommunications Regulations of China promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business initially issued by the Ministry of Industry and Information (the predecessor of the MIIT) and most recently amended by the MIIT on June 6, 2019, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. Under the Telecommunications Regulations of China, commercial operators of value-added telecommunications services must first obtain a VAT License from the MII or its provincial level counterparts. In 2017, the MIIT replaced the Administrative Measures on Telecommunications Business Operating Permit promulgated in 2009 by promulgating the Administrative Measures on Telecommunications Business Operating Permit, which set forth more specific provisions regarding the different types of VAT Licenses required to operate different value-added telecommunications services, the qualifications and procedures for obtaining such different types of VAT Licenses. Pursuant to the Administrative Measures on Internet Information Services, promulgated on September 25, 2000 and amended on January 8, 2011 by the State Council, commercial internet information services providers, which refer to providers of information or services to internet users with charge through internet, shall obtain a VAT License with the business scope of internet information services, namely the Internet Content Provider License, or the ICP License, from competent regulatory authorities before providing any commercial internet content services within China.

Record-filing for Provision of Online Trading Platform Services for Distribution of Publications

Under the latest Administrative Provisions for the Publication Market, which were jointly promulgated by the National Radio and Television Administration, or the NRTA, and the MOFCOM on May 31, 2016, and became effective on June 1, 2016, an online trading platform that provides services for the distribution of publications shall complete record-filing formalities with the competent publication administrative authority.

Food Operating Permit

China has adopted a licensing system for food supply operations under the Food Safety Law, which was adopted in February 28, 2009 and most recently amended on April 29, 2021, and its implementation rules. Entities or individuals that intend to engage in food production, food distribution, or food service businesses shall obtain licenses or permits for such businesses. On August 31, 2015, the China Food and Drug Administration, or the CFDA, issued the Administrative Measures for Food Operating Permit, which was amended and came into effect as of November 17, 2017. The Administrative Measures for Food Operating Permit requires an enterprise engaging in food operating business to obtain a Food Operating Permit.

Record-filing by Third-party Platform Providers for Online Food Trading

On July 13, 2016, the CFDA promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, which was further amended by the SAMR on April 2, 2021, pursuant to which a third-party platform provider for online food trading in China shall file a record with the competent office of the SAMR at the provincial level and obtain a filing number.

Record-filing for Operation of Medical Devices

Pursuant to the Regulations on Supervision and Administration of Medical Devices, or the Medical Devices Regulations, which was issued by the State Council in 2000 and further amended in March 2014, May 2017, and February 9, 2021, medical devices are divided into three types based on their risk levels. On July 30, 2014, the CFDA promulgated the Measures on the Supervision and Administration of the Business Operations of Medical Devices, or the Medical Devices Measures, which became effective on October 1, 2014 and was amended on November 17, 2017 and March 10, 2022. Pursuant to the Medical Devices Regulations and the Medical Devices Measures, any entities that engage in the business operation of Type II medical devices shall file a record with the local department responsible for the drug supervision and administration.

Furthermore, according to the Measures for the Administration and Supervision of Online Sales of Medical Devices, or Measures for Online Sales of Medical Devices, which was promulgated by the CFDA on December 20, 2017 and became effective on March 1, 2018, enterprises engaged in online sales of medical devices shall be medical device operation enterprises that have obtained medical device operation licenses or record-filings and shall fill in the table of information of online sales of medical devices and file the relevant information with the competent food and drug administration.

Record-filing by Third-party Platforms Providers for Medical Device Online Trading Services

Pursuant to the Measures for Online Sales of Medical Devices, a provider of a third-party platform for online trading services for medical devices shall obtain the Internet Drug Information Service Qualification Certificate and shall complete filing procedures with the competent provincial food and drug administrative department.

Internet Drug Information Service Qualification Certificate

Pursuant to the Administrative Measures on Internet Drug Information Service which was promulgated by the CFDA on July 8, 2004 and most recently amended on November 17, 2017, an internet information service operator that provides information regarding drugs (including medical equipment) shall obtain an Internet Drug Information Service Qualification Certificate from the competent food and drug administration.

Payment Business License

On June 14, 2010, the People’s Bank of China, or the PBOC, issued the Administrative Measures for the Payment Services of Non-financial Institutions, which was most recently amended on April 29, 2020. Under these measures, a non-financial institution shall obtain a Payment Business License, to provide payment services and qualifies as a paying institution. With the Payment Business License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by the PBOC.

Registration and Record-filing of E-commerce Livestream Platform

Pursuant to Notice of National Radio and Television Administration on Strengthening the Administration of Livestream Shows and E-commerce Livestream promulgated by State Administration of Radio and Television on November 12, 2020, platforms providing live streaming services for online shows and e-commerce activities should effectively implement their responsibilities as subjects, strive to improve various management systems, responsibility systems, content security systems, and human resources and material allocation for webcast services, actively participate in the development of industry ethics and industry self-discipline, so as to jointly promote the standardized, orderly, and sound development of live streaming of online shows and e-commerce activities. The aforesaid platforms should register and file the information of business operators and business development information in the “Information Management System for National Online Audio-visual Platforms” by November 30, 2020.

Permits for Spreading Audio-video Program via Information Network

On December 20, 2007, the MIIT and the NRTA jointly issued the Administrative Provisions on the Internet Audio-video Program Service, or the Audio-video Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-video Program Provisions define “internet audio-video program services” as activities of producing, editing, and integrating audio-video programs, supplying audio-video programs to the general public via the internet, and providing audio-video programs uploading and transmission services to other people. Entities providing internet audio-video programs services must obtain Permits for Spreading Audio-video Program via Information Network, or PSAVP. Applicants for the PSAVP shall be state-owned or state-controlled entities unless a PSAVP has been obtained prior to the effectiveness of the Audio-video Program Provisions in accordance with the then-in-effect laws and regulations. In addition, according to the 2021 Negative List, foreign-invested enterprises are not allowed to engage in the Internet Audio-video Program Services. According to the Audio-video Program Provisions and other relevant laws and regulations, audio-video programs provided by the entities supplying internet audio-video program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that jeopardizes the sovereignty of the country or national security, and any content that disturbs social order or undermines social stability. A full copy of any audio-video program that has already been broadcasted shall be retained for at least 60 days. Movies, television programs, and other media content used as internet audio-video program services shall comply with applicable administrative regulations on radio, movie, and television programs. Internet audio-video program service providers shall immediately remove the audio-video programs violating laws and regulations, keep the relevant records, report to the relevant authorities, and implement other regulatory requirements.

The Categories of the Internet Audio-video Program Services (for Trial Implementation), or the Audio-video Program Categories, promulgated by the NRTA on March 17, 2010 and amended on March 10, 2017, classify internet audio-video programs into four categories: (I) Category I, internet audio-video program service in the form of radio station or television station; (II) Category II, internet audio-video program service, including (a) re-broadcasting service of current political audio-video news programs; (b) hosting, interviewing, reporting, and commenting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of audio-video programs such as films, television dramas, and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; and (g) live audio-video broadcasting service of cultural activities of common social organizations, sport events, or other organization activities; (III) Category III, internet audio-video program service, including (a) aggregating service of online audio-video content, and (b) re-broadcasting service of the audio-video programs uploaded by internet users; and (IV) Category IV, internet audio-video program service, including (a) re-broadcasting service of the radio or television program channels; (b) re-broadcasting service of internet audio-video program channels; and (c) re-broadcasting service of online live audio- video program.

Network Cultural Business License

Pursuant to the Interim Administrative Provisions on Internet Culture, which was issued by the Ministry of Culture on May 10, 2003 and most recently amended on December 15, 2017, the enterprises engaged in operational internet culture activities shall obtain the Network Cultural Business License. Operational internet culture activities mean the activities of providing internet culture products and services to obtain benefits by charging fees from users accessing the internet or by electronic commerce, advertisement, financial supports, etc., for the purpose of making profits.

Record-filing of Issuers of Single-purpose Commercial Prepaid Cards

On September 21, 2012, the MOFCOM issued the Administrative Measures on Single-purpose Commercial Prepaid Cards (Tentative), or the Single-purpose Cards Measures, which came into effect on November 1, 2012 and was amended on August 18, 2016. Under the Single-purpose Cards Measures, among other things and subject to implementing rules adopted by the local branch of the MOFCOM, the issuer of single-purpose commercial prepaid cards, or the Single-purpose Cards, which are defined as the prepaid cards that can only be redeemed by the card issuer, the group companies under the same ultimate control of the card issuer, or the franchise entities under one single brand which is the same as the card issuer, shall (i) complete the record-filing procedures with the MOFCOM or its local branches within 30 days after it starts offering such single-purpose commercial prepaid cards, and (ii) adopt sufficient measures to control risks, by means of controlling the total balance of the single-purpose commercial prepaid cards and providing advance deposit, guarantee insurance, bank guarantee, or other types of commercial guarantee as required.

Record-filing and Registration of Foreign Trade Operators

Pursuant to the then effective Foreign Trade Law of China promulgated by the Standing Committee of NPC on May 12, 1994 and amended on April 6, 2004 and November 7, 2016, and the Measures for Record-filing and Registration of Foreign Trade Business Operators promulgated by the MOFCOM on June 25, 2004 and most recently amended on May 10, 2021, foreign trade business operators engaging in import or export of goods shall go through record-filing and registration formalities with the MOFCOM or authorities entrusted by the MOFCOM, unless otherwise stipulated by laws, administrative regulations, and the MOFCOM. On December 30, 2022, the Standing Committee of the NPC released the Decision of the Standing Committee of the National People’s Congress on Revising the Foreign Trade Law of China, which removes the record-filing and registration requirements for foreign trade business operators. However, the Measures for Record-filing and Registration of Foreign Trade Business Operators promulgated by the MOFCOM have not been revised and the record-filing and registration requirements for foreign trade business operators thereunder have not been canceled.

Record-filing of a Customs Declaration Entity

Pursuant to the Administrative Provisions of the Customs of the People’s Republic of China on the Registration of Customs Declaration Entities promulgated by the General Administration of Customs on March 13, 2014 and most recently amended on May 29, 2018, in completing customs declaration formalities, any customs declaration entity shall go through the application registration formalities with the Customs in accordance with the provisions, unless otherwise required by the laws, administrative regulations or rules of the Customs. The Administrative Provisions of the Customs of the People’s Republic of China on the Registration of Customs Declaration Entities was replaced by the Administrative Provisions of the Customs of the People’s Republic of China on Record-filing of Customs Declaration Entities, which was promulgated by the General Administration of Customs on November 19, 2021 and came into effect on January 1, 2022. Pursuant to the Administrative Provisions of the Customs of the People’s Republic of China on Record-filing of Customs Declaration Entities, in order to conduct customs declaration business in China, customs declaration entities shall go through the record-filing formalities with the Customs in accordance with such provisions and the record-filing of customs declaration entities will remain valid permanently unless revoked.

Record-filing with the Immigration Inspection and Quarantine Agency

Pursuant to the Law on Import and Export Commodity Inspection promulgated by the Standing Committee of NPC on February 21, 1989 and most recently amended on April 29, 2021, and the Implementing Regulations of the Law on Import and Export Commodity Inspection promulgated by the State Council on August 31, 2005 and most recently amended on March 29, 2022, the consignees or the consignors of imported and exported commodities may complete declaration formalities for inspection on its own or entrust a declaration agent enterprise to complete declaration formalities for inspection and shall complete filing formalities with the immigration inspection and quarantine agency in accordance with the law.

Regulations Relating to Information Security

The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of NPC on December 28, 2000, and amended with immediate effect on August 27, 2009, specifies that certain types of acts conducted through the internet are subject to criminal liabilities if such acts constitute criminal offense, including but not limited to: (i) gaining improper entry into a computer information system relating to state affairs, national defense, or cutting-edge science and technology; (ii) disseminating harmful information, inciting secession, or sabotaging national unity; (iii) stealing or leaking state secrets, intelligence, or military secrets; (iv) undermining the commercial goodwill and product reputation of other people; or (v) infringing intellectual property rights of other people.

The Administrative Measures for the Security Protection of International Connections to Computer Information Network, issued by the Ministry of Public Security on December 16, 1997, and amended on January 8, 2011, prohibits use of the internet to harm the national security, divulge state secrets, infringe on legal rights and interests of the state, society, or citizens, or engage in any illegal or criminal activities. Any inter-connected organizations, node network organizations, legal persons, and other organizations which use international connections to computer information networks must go through the filing procedures with the relevant authorities within thirty days of the official connection of the network.

On July 1, 2015, the Standing Committee of NPC promulgated the National Security Law of the People’s Republic of China, or the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security, and development interests of cyberspace in the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, specific items and key technologies, network information technology products and services, and other important activities that impact or are likely to impact the national security of China.

In November 2016, the Standing Committee of NPC promulgated the Cybersecurity Law of China, or the Cybersecurity Law, which came into effect on June 1, 2017. In accordance with the Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations, and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality, and usability of network data. Pursuant to the Draft Decision to Amend the Cybersecurity Law issued by the CAC on September 14, 2022, the violations of the Cybersecurity Law might be subject to more severe punishment if the Draft Decision to Amend the Cybersecurity Law is implemented in its current form. Specifically, the Draft Decision to Amend the Cybersecurity Law enhanced the punishment against violations of the network operation security obligation, the critical information infrastructure operation security obligation, and the network information security obligation by increasing the upper limits of the fines and imposing additional punishment. The Draft Decision to Amend the Cybersecurity Law also enhanced the punishment against personal information infringement by referencing to the punishment under applicable laws which would include relevant punishment under the Personal Information Protection Law.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022, and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before an overseas listing.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of NPC published the Data Security Law of China, which came into effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired, or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities, and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood, and major public interests, shall be subject to stricter management systems. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the PRC territory shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

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

On November 14, 2021, the CAC released the Draft Regulations on Network Data Security, for public comments until December 13, 2021. The Draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations on Network Data Security, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Regulations on Network Data Security remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs, and national defense science, technology and industry, and important network facilities or information systems which may seriously endanger national security, people’s livelihood, and public interest once there occur damage, malfunctioning, or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement, and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also ban provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On October 29, 2021, the CAC issued the Measures for the Security Assessment of Cross-border Data Transfer (Draft for Comments), and then on July 7, 2022, the CAC officially issued the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures apply to the security assessment conducted by data processors where they provide overseas parties with important data and personal information collected and generated during the operation in China. Based on the these measures, data processors shall apply for the security assessment of data cross-border transfer to the national cyberspace administration through the provincial cyberspace administration in the place where they operate if they provide data outside China under any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security in December, 2005 and became effective in March 2006, require all internet service providers to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days. In addition, any user registration information shall not be publicized or divulged without users’ approval, unless it is otherwise required by laws or regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the NPC in December 2012, states that internet service providers must request identity information from users when information publication services are provided to the users. If internet service providers come across prohibited information, they must immediately cease the transmission of such information, take disposal measures such as elimination, keep relevant records, and report to relevant government authorities.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of China jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of internet service provider and the severe situations of the relevant crimes.

Regulations Relating to Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, the PRC government authorities have enacted legislation on the internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services which was promulgated by MIIT on December 29, 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. An ICP service operator must expressly inform the users of the method, content, and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunication regulatory authority.

In addition, the Network Information Protection Decision, which was promulgated by the Standing Committee of NPC on December 28, 2012, provides that electronic information that is able to identify personal identities of citizens or is concerned with personal privacy of citizens is protected by law and shall not be unlawfully obtained or provided. ICP service operators collecting or using personal electronic information of citizens shall specify purposes, manners and scopes of information collection and use, obtain the consent of citizens concerned, and strictly keep confidential personal information collected. ICP service operators are prohibited from disclosing, tampering with, damaging, selling, or illegally providing others with personal information collected. Technical and other measures are required to be taken by ICP service operators to prevent personal information collected from unauthorized disclosure, damage, or being lost. ICP service operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy.

Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information which was promulgated by MIIT on July 16, 2013, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality, and necessity, and be within the specified purposes, methods, and scopes. Pursuant to the Ninth Amendment to the Criminal Law of China which was issued by the Standing Committee of NPC on August 29, 2015 and became effective on November 1, 2015, any internet service provider that fails to fulfil obligations to manage information and network security as required by applicable laws and refuses to rectify upon orders from government authorities, will be subject to the criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence to criminal investigations; or (iv) implicates other severe circumstances.

To further regulate cybersecurity and privacy protection, the PRC Cybersecurity Law which was promulgated by the Standing Committee of NPC on November 7, 2016 and came into effect on June 1, 2017, provides that subject to certain exceptions, (i) to collect and use personal information, network operators must follow the principles of legitimacy, rightfulness, and necessity, disclose their rules of data collection and use, clearly express the purposes, means, and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators can neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered, and must dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators cannot divulge, tamper with, or damage the personal information they have collected, and cannot provide the personal information to others without the consent of the persons whose data is collected. Pursuant to the Draft Decision to Amend the Cybersecurity Law issued by the CAC on September 14, 2022, the violations of the Cybersecurity Law might be subject to more severe punishment if the Draft Decision to Amend the Cybersecurity Law is implemented in its current form. Specifically, the Draft Decision to Amend the Cybersecurity Law enhanced the punishment against personal information infringement by referencing to the punishment under applicable laws which would include relevant punishment under the Personal Information Protection Law.

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Applications Information Services (2016), which has been replaced by the Administrative Provisions on Mobile Internet Applications Information Services (2022) effective from August 1, 2022, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, application providers shall process personal information by following the principles of legitimacy, rightfulness, necessity, and good faith, have clear and reasonable purposes, disclose processing rules, comply with the relevant provisions on the scope of necessary personal information, regulate personal information processing activities, and take necessary measures to ensure the security of personal information. Application providers shall not, for any reason, force users to consent to personal information processing, or refuse users to use the basic functions and services on the reason that users do not agree to provide unnecessary personal information.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate issued the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens’ personal information and marks a milestone for the criminal protection of citizens’ personal information. Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, and the Personal Information Interpretations, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person, and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting, or exchanging such information in violation of applicable rules and regulations.

On January 23, 2019, the PRC Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to their services; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily, and (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of service. App operators violating these rules can be ordered by authorities to correct their non-compliance within a given period of time, be publicly reported, or ordered to quit its operation or cancel its business license or operational permits.

On April 10, 2019, the Ministry of Public Security promulgated the Guidelines for Internet Personal Information Security Protection, which establishes the management mechanism, security technical measures, and business workflows for personal information security protection. On August 22, 2019, the CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information which requires, among others, that network operators who collect, store, use, transfer, and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly promulgated the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and social supervision by netizens.

On May 28, 2020, the NPC approved the Civil Code of China, or the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process, or transmit personal information of others, or illegally purchase or sell, provide, or make public personal information of others.

On August 20, 2021, the Standing Committee of NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and came into effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines, or other penalties.

On February 6, 2023, the MIIT promulgated the Circular of the Ministry of Industry and Information Technology on Further Improving Mobile Internet Application Service Capabilities, which reiterate the principles of legality, justification, and necessity. The circular provides that engaging in personal information processing activities must have clear and reasonable purposes, and users must not be compelled to consent to personal information processing beyond the scope or that is irrelevant to the service scenarios, solely for the sake of service experience, product development, algorithmic recommendation, risk control, etc. When a user refuses to provide personal information that is not necessary for the current services, it must not impact the user’s basic functions of the service.

Regulations on Algorithm Recommendations

On September 17, 2021, the CAC and eight other PRC governmental authorities jointly promulgated the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithms Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithm security responsibility system and a science and technology ethical review system, improve the algorithm security management organization, strengthen risk prevention and control as well as potential danger investigation and governance, and improve the capacity and level to respond to algorithm security emergencies. Enterprises shall also strengthen their sense of responsibility and assume the main responsibility for the results arising from the application of algorithms.

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services, or the Administrative Provisions on Algorithm Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Algorithm Recommendation stipulate that algorithm recommendation service providers shall (i) fulfill their responsibilities for algorithm security, (ii) establish and improve management systems and technical measures for algorithm mechanism examination, scientific and technological ethics review, user-registration, information release review, data security and personal information protection, anti- telecommunications and internet fraud, security assessment and monitoring, security incidents emergency response, etc., and (iii) formulate and disclose relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service. Algorithm recommendation service providers shall not take advantage of algorithm recommendation services to (i) engage in any illegal activity which may endanger national security and social public interest, disturb economic and social order, or infringe others’ legitimate rights and interest, or (ii) disseminate any information prohibited by laws and regulations.

On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly issued the Administrative Provisions on the Deep Synthesis of Internet Information Services, or the Deep Synthesis Provisions, which came into effect on January 10, 2023. According to the Deep Synthesis Provisions, no organization or individual may use deep synthesis services to produce, reproduce, release, or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger the national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order, or undermine the legitimate rights and interests of others. Specifically, the providers of deep synthesis services should, among other things, establish and maintain the management systems for algorithmic mechanism review, data security and personal information protection.

Regulations Relating to E-commerce

On January 26, 2014, the State Administration for Industry and Commerce, the predecessor of the SAMR, adopted the Administrative Measures for Online Trading (2014), which came into effect on March 15, 2014. On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions (2021), or the Online Transactions Measures, which came into effect on May 1, 2021 and replaced the Administrative Measures for Online Trading (2014). Under the Online Transaction Measures, online transaction operators engaging in business activities should follow the principles of voluntariness, equality, fairness, and good faith, comply with laws, regulations, rules, business ethics, public order, and good morals, participate in market competition fairly, earnestly perform statutory obligations, actively assume subject responsibilities, and accept supervision from all sectors of the society. Online transaction platform operators should require business operators that are applying to sell goods or provide services on their platforms to provide authentic information such as information relating to identity, address, contact, and administrative license, verify and register such information, establish registration files, and verify and update such information at least once every six months. In addition, online transaction platform operators should establish an inspection and monitoring system relating to information of business operators on their platforms and relating to goods and services such business operators advertise. Where an online transaction platform operator identifies any information relating to goods and services on its platforms that is in violation of laws, regulations, or rules on market supervision and administration, damages national or public interests, or is detrimental to public order or good morals, it must take necessary measures to dispose such information in accordance with the law, maintain relevant records, and report the same to the administration for market regulation.

On March 24, 2016, the State Taxation Administration, or the STA, the Ministry of Finance, or the MOF, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-border E-commerce Retail Imports, which came into effect on April 8, 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to the tariff, import value-added tax, or VAT, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, while e-commerce companies, companies operating e-commerce transaction platforms or logistic companies shall be the withholding agents regarding such taxes.

To further regulate the e-commerce industry, on August 31, 2018, the Standing Committee of NPC promulgated the PRC E-commerce Law, which came into effect on January 1, 2019, providing that e-commerce operators must comply with the principles of voluntariness, equality, fairness, and good faith, abide by laws, observe business ethics, equally participate in market competition, perform obligations regarding the protection of consumers’ rights and interests, environmental protection, intellectual property protection, and the protection of cybersecurity and personal information, take charge of the quality of products and services, and receive the supervision of the government and the general public. For example, an operator of an e-commerce platform must (i) comply with the requirements for the protection of personal safety and property security and the requirements for environmental protection regarding its sales of goods or provisions of services; (ii) disclose information of goods or services fully, truthfully, accurately, and promptly, and protect consumers’ right to know and right to choose; (iii) deliver goods or services to a consumer in accordance with the method and deadline committed or agreed with the consumer, and bear the risks and liability for transportation of goods, except where the consumer separately selects a courier service provider.

On June 12, 2019, the State Post Bureau and the MOFCOM promulgated the Guiding Opinions on Regulating the Interconnection and Sharing of Data between Express Delivery and E-commerce Industries, which provides that if e-commerce participants agree to deliver commodities through express delivery, an e-commerce operator will be supported in providing the necessary delivery data to an express delivery service provider through the agreed means of data transmission. The e-commerce platform operator cannot, by restricting the interconnection and sharing of data, hinder the e-commerce participants from freely choosing the express delivery service. When collecting and sharing user information, e-commerce operators and enterprises engaged in express delivery business must abide by the provisions of laws and administrative regulations on information protection, and cannot be used for purposes unrelated to the delivery service they provide.

Regulations Relating to Internet Finance

On July 18, 2015, ten PRC governmental authorities jointly issued the Guidance on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidance. The Internet Finance Guidance refers to internet finance as a new financial business model in which traditional financial institutions and internet companies provide financing, payment, investment, and information intermediary services by using internet technologies and information and communication technologies. In accordance with the Internet Finance Guidance, internet finance is part of the finance sector, and internet finance business operators are still required to comply with the regulations in relation to the provision of each sub-category of specific financial services they provide.

On April 12, 2016, the General Office of the State Council issued the Implementing Proposals for the Special Rectification of Internet Financial Risks. This notice aims to, among others, impose stricter market entry regulation on internet finance, strengthen monitoring of funds, encourage whistleblowers with rewards and enhance penalties for violations, and curb unfair competition.

On May 4, 2008, the PBOC and China Banking Regulatory Commission jointly promulgated the Guidance on the Pilot Establishment of Microcredit Companies, which allowed provincial governments to approve the establishment of microcredit companies on a trial basis. Many governmental authorities at the provincial or equivalent level, including Shanghai, issued local implementing rules on the administration of microcredit companies pursuant to this guidance. The specific local authority that supervises microcredit business in each administrative region may vary, and usually is the financial office of the local government. Any entities intend to engage in microcredit business in certain administrative region must obtain an approval from the local authority that supervises over the microcredit business in such administrative region, and a microcredit company is not permitted to conduct microcredit business outside the administrative region where it is approved to conduct the business.

On September 7, 2020, the China Banking and Insurance Regulatory Commission, or the CBIRC issued the Circular on Strengthening the Supervision and Administration of Microcredit Companies, or the Microcredit Circular. The Microcredit Circular provides that the microcredit companies shall mainly operate the lending business and shall act in accordance with the requirements regarding the loan concentration, loan purposes, fund management, debt collection, and disclosure. Local authorities shall enhance supervision and administration of the establishment of the microcredit companies and suspend newly-incorporated microcredit companies from engaging in the internet microcredit business and other inter-provincial business.

On November 2, 2020, the CBIRC and the PBOC released the Interim Measures for the Administration of Online Microcredit Business (Draft for Comments), which provide that a microcredit company that intends to engage in online microcredit business must obtain the legal approval of the competent regulator and a microcredit company that intends to engage in online microcredit business across provincial-level administrative regions must obtain the legal approval of the banking regulator under the State Council. In addition, the aforesaid draft sets out the statutory qualified requirements for an online microcredit company.

Regulations Relating to Commercial Factoring Services

On June 27, 2012, the MOFCOM issued the Notice on the Pilot Launch of Commercial Factoring which launched a commercial factoring pilot program in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The MOFCOM further expanded the list of commercial factoring pilot areas to include Chongqing Liangjiang New Area and certain other areas in August 2013. Pursuant to the notices of MOFCOM, the local government of those pilot areas promulgated its own rules to implement the pilot program. Under these notices and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the MOFCOM or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable, and credit risk guarantee. A commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans or to specialize in or carry out debt collection.

On October 18, 2019, the General Office of the CBIRC issued the Notice of Strengthening the Supervision and Administration of Commercial Factoring Enterprises, which was amended on June 21, 2021. It provides that commercial factoring enterprises must conduct business operations in accordance with laws and regulations, and may not commit any of the following conduct or provide any of the following services: (i) absorbing, or absorbing in any disguised form, public deposits, (ii) borrowing funds through online lending information intermediary institutions, various local trading places, asset management institutions, privately offered investment funds and other institutions; (iii) borrowing funds from other commercial factoring enterprises or doing so in any disguised form; (iv) providing loans for its account or for the account of another party; (v) engaging in the collection of accounts receivable or debts irrelevant to commercial factoring in a specialized manner or conducting the same on behalf of another party; (vi) factoring financing based on any illegal underlying transaction contract, consignment contract, accounts receivable with disputable ownership, or a claim for payment arising from any bill or other negotiable securities; and (vii) other activities prohibited by the state.

Regulations Relating to Product Quality and Consumer Protection

The Product Quality Law, which was promulgated by the Standing Committee of NPC on February 22, 1993 and most recently amended on December 29, 2018, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales.

The Consumer Rights and Interests Protection Law or the Consumer Protection Law, which was promulgated by the Standing Committee of NPC on October 31, 1993 and most recently amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage, and term of validity of the commodities. The Consumer Protection Law was amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses, and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers.

In addition, the Civil Code provides that if a network service provider knows or should know that a network user is committing infringing activities through its network services and fails to take necessary measures, it shall be jointly liable with the said network user for such infringement. If a network service provider receives any notice from the infringed party on any infringing activities, the network service provider shall take necessary measures, including deleting, blocking, and unlinking the infringing content, in a timely manner. Otherwise, it will be held jointly liable with the relevant network user for the extended damages.

Regulations Relating to Leasing

Pursuant to the Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Land Use Right of the State-owned Land in the Urban Areas promulgated by the State Council on May 19, 1990 and most recently amended on November 29, 2020, the lease of the allocated land use rights and of the buildings or houses erected on such land shall be subject to the approval of the real estate administration department.

Pursuant to the Law on Administration of Urban Real Estate, which was promulgated on July 5, 1994 and most recently amended on August 26, 2019 by the Standing Committee of NPC, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. The Law on Administration of Urban Real Estate further provides that where the owner of a building leases the building on state-owned land of which the land use right is granted to such owner by way of allocation for the purpose of profit- making, the gains on land included in the rental shall be turned over to the state.

In addition, the Administrative Measures on Leasing of Commodity Housing, issued by the Ministry of Housing and Urban-rural Development on December 1, 2010 and became effective on February 1, 2011, provide that the lessor and lessee are also required to register the lease with the competent real estate administration department within 30 days upon the execution of the lease agreement. If the lessor and lessee fail to go through the registration procedures, the competent authorities may urge the lessor and lessee to make corrections within a specified time limit and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease agreement if the lessor and lessee fail to make corrections within the specified time limit.

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

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the M&A Rules, a regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and were revised on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in China for the purpose of purchasing the assets of a domestic company and operating the assets; or when the foreign investors purchase the assets of a domestic company and establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A Rules, among other things, purports to require that an offshore special purpose vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

In addition, the General Office of the State Council promulgated the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Circular on Establishment of Security Review System for M&A, that became effective on March 3, 2011. The Circular on Establishment of Security Review System for M&A officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Furthermore, the MOFCOM promulgated the Rules of the Ministry of Commerce on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Security Review Rules, effective on September 1, 2011, to implement the Circular on Establishment of Security Review System for M&A. Under the Circular on Establishment of Security Review System for M&A, security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Security Review Rules, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the MOFCOM decides that a specific merger or acquisition is subject to a security review, the MOFCOM will submit it to the Inter-ministerial Panel, an authority established pursuant to the Circular on Establishment of Security Review System for M&A and is initiated by the NDRC and the MOFCOM under the leadership of the State Council, to carry out security review. The Security Review Rules prohibit foreign investors from bypassing the security review by structuring transactions through holding shares on behalf of others, trusts, multi-tier re-investments, leases, loans, control through contractual arrangements or offshore transactions.

On December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. Pursuant to such measures, the NDRC establishes a working mechanism office, or the Working Mechanism Office, in charge of the security review of foreign investment, which is led by the NDRC and the MOFCOM. Such measures also define foreign investments as direct or indirect investments by foreign investors in China, including (i) investments in new onshore projects or establishment of wholly foreign owned onshore enterprises or joint ventures with other investors; (ii) acquiring equity or assets of onshore companies by merger and acquisition; and (iii) onshore investments by and through any other means. Foreign investments in certain key areas with national security concerns, such as important transport services, important cultural products and services, important information technology and internet products and services, important financial services and key technologies, which results in the acquisition of de facto control of the invested companies, must be filed with the Working Mechanism Office prior to the implementation of such investments. Failure to make such filing may subject the foreign investor to rectification within a prescribed period, and the foreign investor will be negatively recorded in the relevant national credit information system, which would then subject such investor to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or assets and to take any other necessary measures so as to restore to the status before the implementation of the investment and to erase the impact to national security.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by overseas-listed China-based companies.

On December 27, 2021, the NDRC and the MOFCOM jointly issued the 2021 Negative List, which came into effect on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject to, mutatis mutandis, the relevant regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC promulgated the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) and listing by a PRC domestic company, whether directly or indirectly, are required to fulfill the filing procedures with, and to report relevant information to, the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing will be considered as an indirect overseas offering and listing by a PRC domestic company if the issuer meets both of the following conditions: (i) any of the operating revenue, total profit, total assets, or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in China, or the principal operation premises are located in China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in China. On the same day, the CSRC also held a press conference for the release of the Overseas Offering and Listing Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or before the effective date of the Overseas Offering and Listing Measures (i.e., March 31, 2023) can be deemed as Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately for their historical offerings and listing, and they may be required to file with the CSRC when they conduct subsequent financing activities. The Guideline No.2, as one of the supporting guidelines for the Overseas Offering and Listing Measures, provides that the filing documents submitted to the CSRC must specify, among other things: (i) whether the PRC laws, administrative regulations, or relevant provisions restrict or prohibit the PRC domestic companies from conducting business and/or holding licenses or qualifications for the issuers through contractual arrangements; and (ii) whether the PRC domestic operating entities that have contractual arrangements with the issuers fall into the industries in which foreign investments are restricted or prohibited. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with variable interest entity structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing procedures for the overseas offering and listing of PRC domestic companies with variable interest entity structure which duly meet the compliance requirements.

The Overseas Offering and Listing Measures also set forth certain regulatory red lines for overseas offerings and listings by PRC domestic enterprises. According to the Overseas Offering and Listing Measures, an overseas offering and listing of securities by a PRC domestic company under any of the following circumstances is prohibited: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the proposed securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the PRC domestic company proposing to conduct the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the past three years; (iv) the PRC domestic company proposing to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has been made thereof; or (v) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

Furthermore, the Overseas Offering and Listing Measures also provide that (i) where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer should designate a major PRC domestic operating entity, which should, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (ii) a filing relating to an initial public offering and listing must be made with the CSRC within three business days after the relevant application is submitted overseas; (iii) a filing relating to subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities must be made with the CSRC within three business days after the offering is completed; (iv) a filing relating to subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed must be made pursuant to provisions as stipulated for initial public offerings and listings. Where a PRC domestic company fails to fulfill the filing procedure, withholds any material fact, or makes false statements in its filing documents that are material, such PRC domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC and certain other PRC regulatory authorities promulgated the Confidentiality and Archives Administrative Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality and Archives Administrative Provisions, a PRC domestic enterprise that seeks overseas offering and listing, whether in a direct or indirect manner, must strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Where a PRC domestic company, either directly or through its overseas listed entity, publicly discloses or provides to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, it must first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. In the event that such documents and materials, if leaked, will be detrimental to national security or public interest, the PRC domestic company must strictly fulfill relevant procedures stipulated by applicable national regulations. Where a PRC domestic company, after fulfilling relevant procedures, provides to securities companies, securities service providers and other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals, it must fulfill due procedures in compliance with applicable national regulations.

Regulations Relating to Anti-monopoly

The Anti-monopoly Law of China, or the Anti-monopoly Law, which was promulgated by the Standing Committee of NPC on August 30, 2007 and effective from August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position, and concentration of undertakings that have the effect of eliminating or restricting competition. On June 24, 2022, the Standing Committee of NPC adopted the Decision of the Standing Committee of the National People’s Congress on Amending the Anti-monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-monopoly Law, which became effective on August 1, 2022. The Decision to Amend the Anti-monopoly Law increased the fines on business operators for illegal concentration to no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition, or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition; the anti-monopoly enforcement agency may also order the business operators to cease the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or to take other necessary measures to restore to the status before the concentration if the concentration of the business operators has or may have an effect of excluding or limiting competition. In addition, according to the Decision to Amend the Anti-monopoly Law, where a concentration of business operators does not meet the filing threshold set by the State Council, but there is evidence that the concentration has or may have the effect of excluding or limiting competition, the anti-monopoly law enforcement agency may order the operators to file the concentration of business operators. The dominant market position shall refer to a market position where an operator may manipulate the price, volume, and other trade conditions of commodities on a relevant market, or may obstruct or otherwise affect the entrance of other operators into relevant markets. An operator who holds the dominant market position is prohibited from engaging in such practices which may be classified as an abuse of said position as: (a) selling commodities at unfairly high or buying commodities at unfairly low prices, (b) selling commodities at prices lower than cost without justified reasons; (c) refusing to trade with a trading counterparty without justified reasons; (d) restricting a trading counterparty to trade exclusively with it or trade exclusively with the operators designated by it without justifiable reasons; (e) conducting tie-in sales or adding other unreasonable conditions on a deal without justified reasons, (f) discriminating among trading counterparties of the same qualifications with regard to trade price, etc., without justified reasons, or (g) other practices recognized by the enforcement authorities as abuse of dominant market position. Furthermore, where an operator violates the provisions of the Anti-monopoly Law by abusing dominant market position, the enforcement authorities shall order such operator to stop the illegal activities, confiscate the illegal earnings, and impose a fine of 1% to 10% of the previous year’s sales revenue.

In March 2018, the SAMR was formed to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC, and the State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s provincial branches for anti-monopoly enforcement within their respective jurisdictions, and further issued the Anti-monopoly Compliance Guideline for Operators on September 11, 2020 for establishing an anti-monopoly compliance management system and preventing anti-monopoly compliance risks.

On August 3, 2008, the State Council promulgated the Rules of the State Council on Declaration Threshold for Concentration of Undertakings, which was amended on September 18, 2018. The Rules of the State Council on Declaration Threshold for Concentration of Undertakings require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement agency of the State Council before they can be completed. The SAMR issued the Rules of the State Council on Declaration Threshold for Concentration of Undertakings (Draft Revision for Comments) for public comments on June 27, 2022, or the Draft Revision on Declaration Threshold. The Draft Revision on Declaration Threshold provides, among other things, that the thresholds for the total global turnover, total turnover within China, and the turnover within China of each party shall be raised from RMB10 billion, RMB2 billion, and RMB400 million to RMB12 billion, RMB4 billion, and RMB800 million, respectively.

On February 7, 2021, the Anti-monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guidelines for the Platform Economy Sector, operating as the compliance guidance under the existing PRC anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as forcing the users to choose the product or service of one operator exclusively from the other.

On March 24, 2023, the SAMR released four regulations supporting the Anti-monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which came into effect on April 15, 2023. Each of these newly promulgated regulations superseded and replaced its corresponding interim provisions, respectively, namely the Interim Review Measures of Concentration of Undertakings promulgated in October 2020 and most recently amended on March 24, 2022, the Interim Provisions on Prohibition of Monopoly Agreements promulgated in June 2019 and most recently amended on March 24, 2022, the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions promulgated in June 2019 and most recently amended on March 24, 2022, and the Interim Provisions on Curbing Abuse of Administrative Power to Exclude or Restrict Competition promulgated on June 26, 2019. The newly promulgated supporting regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures, and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborated the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not meet the threshold for declaration but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may order the operators to file the concentration of undertakings.

Regulations Relating to Anti-unfair Competition

Competition among business operators is generally governed by the PRC Anti-unfair Competition Law, or the Anti-unfair Competition Law, which was promulgated by the Standing Committee of NPC on September 2, 1993, and amended on November 4, 2017 and April 23, 2019. According to the Anti-unfair Competition Law, business operators must abide by the principles of voluntariness, equality, fairness, and good faith, and observe laws and business ethics. In particular, business operators are prohibited from any of the following unfair activities: (i) committing acts of confusion; (ii) seeking transaction opportunities or competitive advantages by bribing relevant entities or individuals with property or by any other means; (iii) conducting commercial promotions for the performance, function, quality, sales status, user evaluation, honor received concerning its products in a false or misleading manner; (iv) infringing trade secrets; (v) premium campaign in contravention to the Anti-unfair Competition Law; and (vi) fabricating or disseminating false or misleading information to undermine the goodwill or commodity reputation of any competitors.

On October 29, 2020, the SAMR issued the Interim Provisions on Regulating Promotional Activities, which came into effect on December 1, 2020. Among other things, these interim provisions are designed to promote consumer protection and prohibit false or misleading commercial information used in promotional activities. Failure to comply with these provisions may subject the business operators to penalties or other administrative actions by the regulatory authorities.

On August 17, 2021, the SAMR issued the Provisions on Preventing Online Unfair Competition (Draft for Public Comments), which prohibits business operators from using data, algorithms, and other technical means to commit traffic hijacking, interference, malicious incompatibility, and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators. As of the date of this annual report, the aforesaid provisions have not been formally adopted, and due to the lack of further clarification, uncertainties remain as to the interpretation and implementation of such provisions.

On March 16, 2022, the Supreme People’s Court promulgated the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Anti-unfair Competition Law, which came into effect on March 20, 2022, setting out more detailed standards to apply the Anti-unfair Competition Law.

On November 22, 2022, the SAMR released the Anti-unfair Competition Law (Revised Draft for Comments), which intends to set out more detailed rules on regulating anti-unfair competition within digital economy and strengthen the requirements of anti-unfair competition. The period for which the SAMR solicited comments on this draft ended on December 22, 2022, but there is no timetable as to when this draft will be enacted.

Regulations Relating to Advertising

The PRC government regulates advertising, including online advertising, principally through the SAMR. The PRC Advertising Law, as promulgated on October 27, 1994 and most recently amended on April 29, 2021 by the Standing Committee of NPC, outlines the general regulatory framework for advertising. According to the Advertising Law, advertisers, advertising service providers, and advertising publishers are required to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, advertisements must not contain terms such as “the state-level,” “the highest grade,” “the best,” or such similar wording. In addition, the use of internet to distribute advertisements must not affect the normal use of the internet by users. Where internet information service providers are aware or ought to be aware that illegal advertisements are being published or distributed using their services, they are obliged to prevent such distribution.

The Interim Measures for Administration of Internet Advertising, which was promulgated by the State Administration for Industry and Commerce on July 4, 2016 and took into effect on September 1, 2016, set forth certain compliance requirements for online advertising businesses. The Interim Measures for Administration of Internet Advertising regulate any advertisement published on the internet, including without limitation, through websites, webpage, and APPs, in the form of word, picture, audio, and video. Advertising operators and distributors of internet advertisement must examine, verify, and record identity information for advertisers including name, address, and contact information, and maintain a verification record that is updated on a regular basis. Moreover, advertising operators and advertising distributors must examine the supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency, or publishing services.

On February 25, 2023, the SAMR published the Administrative Measures for Internet Advertising, or the Internet Advertising Measures, which will come into effect on May 1, 2023 and simultaneously supersede and replace the Interim Measures for Administration of Internet Advertising that have been in effect since September 2016. The Internet Advertising Measures aim to regulate various kinds of commercial advertising activities conducted within the territory of China to directly or indirectly promote a product or service through text, images, audio, video, or any other form, using any website, web page, web application, or other online media. According to the Internet Advertising Measures, internet advertising operators and publishers shall establish, improve, and implement systems for receipt, registration, review, and filing management of the internet advertising businesses according to the relevant regulations, and shall examine, verify, and register the identity information of advertisers, such as their names, addresses, and valid contact details, set up registration files and check and update them on a regular basis. Relevant files shall be kept for no less than three years from the date of termination of the advertisement release. Internet advertising operators and publishers are required to have advertisement reviewers who are familiar with advertising laws and regulations or establish a special department responsible for the review of internet advertisements. Where an internet advertisement is published by means such as algorithmic recommendation, the relevant rules and records of such algorithmic recommendation shall be included in the advertising files. In addition, the advertisers and advertising publishers are required to set prominent buttons in the internet advertisements, including the pop-up advertisements, to ensure the closure of such advertisements can be done by one click. The Internet Advertising Measures further clarify that product sellers or service providers promoting products or services through online live streaming that constitutes commercial advertisements shall assume the responsibilities and obligations of an advertiser.

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

Regulations Relating to Pricing

According to the Pricing Law of China, as promulgated on December 29, 1997 and came into effect on May 1, 1998 by the Standing Committee of NPC, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to purchase, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, stopping unlawful activities, confiscating illegal gains and fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe.

Regulations Relating to Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks, and domain names.

Copyright

Copyright in China, including copyrighted software, is principally protected under the Copyright Law of China which was promulgated by the Standing Committee of NPC on September 7, 1990 and of which the most recent amendment came into effect as of June 1, 2021. Under the Copyright Law, PRC citizens, legal persons, or other organizations enjoy copyright over their works which refer to original intellectual achievements in the fields of literature, art, and science which can be expressed in a certain form including written works, oral works, computer software, and other intellectual achievements which comply with the characteristics of the works, whether published or not. The term of protection for copyrighted software is 50 years.

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

Patent

According to the Patent Law of China, or the Patent Law, which was promulgated by the Standing Committee of NPC on March 12, 1984 and most recently amended on October 17, 2020, patent protection is divided into three categories, namely, invention patents, utility model patents, and design patents. Invention patents are valid for twenty years from the date of application, while design patents and utility patents are valid for fifteen years and ten years from the date of application, respectively. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness, and practicability. Once an invention patent, or an utility model patent is granted, unless otherwise permitted by law, no individual or entities are permitted to engage in the manufacture, use, sale, or import of the product protected by such patent or otherwise engage in the manufacture, use, sale, or import of the product directly derived from applying the production technology or method protected by such patent, without consent of the patent holder, otherwise, the use will constitute an infringement of the patent rights.

Trademark

Registered Trademarks are protected by the PRC Trademark Law which was adopted by the Standing Committee of NPC on August 23, 1982 and most recently amended on April 23, 2019 as well as the Implementation Regulation of the PRC Trademark Law which was adopted by the State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of the National Intellectual Property Administration under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. For licensed use of a registered trademark, the licensor shall file record of the licensing of the said trademark with the Trademark Office, otherwise it may not defend against a bona fide third party. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Under PRC law, any of the following acts will be deemed as an infringement to the exclusive right to use a registered trademark: (i) use of a trademark that is the same as a registered trademark for identical goods without the permission of the trademark registrant; (ii) use of a trademark that is similar to a registered trademark for identical goods, or use of a trademark that is the same as or similar to a registered trademark for similar goods which may lead to confusion, without the permission of the trademark registrant; (iii) sale of any goods that have infringed the exclusive right to use any registered trademark; (iv) counterfeit or unauthorized production of the label of another’s registered trademark, or sale of any such label that is counterfeited or produced without authorization; (v) change of any trademark of a registrant without the registrant’s consent, and selling goods bearing such replaced trademark on the market; (vi) intentionally facilitate infringement of other’s exclusive right to use trademarks, and assisting others in implementation of infringement of exclusive right to use trademarks; or (vii) other acts that have caused any other damage to another’s exclusive right to use a registered trademark.

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

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names which was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017, and its implementing rules. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or the CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. The CNNIC adopts the “first-to-file” principle with respect to the registration of domain names. On November 27, 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations which was promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade- and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

On August 29, 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or the SAFE Circular 142, regulating the conversion by a foreign-invested enterprise, or an FIE, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The SAFE Circular 142 requires that the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of an FIE settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not, in any case, be used to repay Renminbi loans if the proceeds of such loans have not been used.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or the SAFE Circular 19, which came into effect as of June 1, 2015 and superseded the SAFE Circular 142 on the same date, and was partially amended on December 30, 2019. The SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which came into effect on the same date. Pursuant to the SAFE Circular 16, FIEs (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such SAFE circulars could result in severe monetary or other penalties.

On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, pursuant to which FIEs whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

The Notice of the People’s Bank of China on Matters concerning the Macro-prudential Management of Full-covered Cross-border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the FIEs may adopt the current cross-border financing management mechanism or the mechanism as provided in PBOC Notice No. 9 at their own discretion. PBOC Notice No. 9 also provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies in accordance with the PBOC Notice No. 9. According to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise shall be calculated using a risk-weighted approach and shall not exceed the specified upper limit, and as of the date hereof, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 200% of its net assets. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiary.

In November 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or the SAFE Circular 59, which was most recently amended in December 2019. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts, and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of the SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which was further revised in 2018 and 2019, specify that the administration by the SAFE or its local branches over direct investment by foreign investors in China shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by the SAFE and its branches.

On January 26, 2017, the SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which came into effect on the same day. This circular sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring FIEs’ foreign exchange profit distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.

On April 10, 2020, the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business. This circular provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Dividend Distribution

The principal regulations governing distribution of dividends of the FIEs include the PRC Foreign Investment Law, the Implementating Regulation of the Foreign Investment Law, and the PRC Company Law which was issued on December 29, 1993 and most recently amended on October 26, 2018.

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

Offshore Financing

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct or indirect offshore investment activities. Under the SAFE Circular 37, (i) a “special purpose vehicle,” or an “SPV” refers to an offshore entity directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents; (ii) “round trip investment” refers to the direct investment in China by such PRC residents through the “SPV,” including, without limitation, establishing FIEs and using such FIEs to purchase or control onshore assets through contractual arrangements; and (iii) “control” is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds, or other arrangements. The SAFE Circular 37 requires PRC residents to complete a foreign exchange registration of overseas investment with the competent local branches of the SAFE before making capital contribution into an SPV. The SAFE Circular 37 further requires the filing of amendment to the registration in the event of any changes with respect to the SPV, including basic information changes such as changes in a PRC resident individual shareholder, name of SPV, or operation period, and significant changes such as changes in the capital contributed by PRC residents, share transfer or exchange, merger, division, or other material events. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the SAFE Notice 13, which became effective on June 1, 2015 and was amended on December 30, 2019. After the SAFE Notice 13 becomes effective, application for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE. Beneficial owners of the SPV who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status. If any PRC resident shareholder of the SPV fails to make the required registration or to update the previously filed registration, the PRC subsidiaries of the SPV may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer, or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its PRC subsidiaries.

Foreign Debt

On January 5, 2023, the NDRC promulgated the Administrative Measures for Examination and Registration of Medium- and Long-term Foreign Debts of Enterprises, or the Foreign Debts Measures, which came into effect on February 10, 2023. For the purpose of the Foreign Debts Measures, medium- and long-term foreign debts, or foreign debts, refer to debt instruments with a maturity of more than one year that are borrowed from overseas by enterprises within the territory of China and by overseas companies or branches controlled by them, denominated in Renminbi or a foreign currency, and with the principal repaid and interest accrued as agreed. According to the Foreign Debts Measures, before the borrowing of any foreign debts, enterprises must obtain from the NDRC the Certificate of Examination and Registration of Foreign Debts Borrowed by Enterprises and complete the formalities of examination and registration. The enterprises that have not completed such examination and registration formalities cannot borrow foreign debts. In addition, such enterprise must, within 10 business days after each borrowing of foreign debts, report the relevant information on such borrowing of foreign debts to the NDRC.

Pursuant to the Foreign Debts Measures, the requirement of the examination and registration formalities also apply to the indirect borrowing of foreign debts overseas by PRC domestic enterprises. The Foreign Debts Measures also provide that if an enterprise, whose principal business activities are conducted in China, issues bonds or borrows commercial loans overseas in the name of an enterprise registered overseas, based on the equity, assets, earnings or other similar rights and interests of the PRC domestic enterprise, such conduct of the enterprise would be deemed as an indirect borrowing of foreign debts overseas by domestic enterprises. However, given that the Foreign Debts Measures were recently promulgated, substantial uncertainties remain as to the implementation and interpretation.

Stock Incentive Plans

Pursuant to the Administrative Measures for Individual Foreign Exchange, which was promulgated by PBOC on December 25, 2006 and became effective on February 1, 2007, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from the SAFE or its authorized branch. On January 5, 2007, the SAFE issued the Detailed Rules on the Implementation of the Administrative Measures for Individual Foreign Exchange, which came into effect on February 1, 2007 and was amended on May 29, 2016. Such detailed rules, among other things, specify the approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. Pursuant to the SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to the SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the SAFE Notice 7, which was promulgated by the SAFE on February 15, 2012, PRC residents or non-PRC citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with the SAFE or its local branches. Pursuant to the SAFE Notice 7, PRC residents participating in the stock incentive plans of overseas-listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents, or the overseas entrusted institution, or other material changes. The PRC agents shall, on behalf of these individuals who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with such individuals’ exercise of the employee share options. The foreign exchange proceeds received by such individuals from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas-listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such individuals.

Under the Circular of the State Administration of Taxation on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated and became effective on August 24, 2009 and amended on April 18, 2011 by the STA, listed companies and their domestic organizations will, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.

Regulations Relating to Tax

Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018. The EIT Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including FIEs. The EIT Law and its implementation rules permit “high and new technology enterprises” to benefit from a preferential enterprise income tax rate of 15% subject to these high and new technology enterprises meeting certain qualification criteria.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Circular 82 and the STA Bulletin 45, both issued by STA, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management and the places where they perform their duties are in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China. In addition, STA Bulletin 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest, and royalties to the Chinese-controlled offshore-incorporated enterprise.

Dividend Withholding Tax

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-PRC resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in China or (ii) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The State Council or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or STA Circular 81, issued by STA on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Circular on Issues concerning the “Beneficial Owner” in Tax Treaties, or STA Circular 9, issued by STA on February 3, 2018, which became effective on April 1, 2018, a comprehensive analysis shall be conducted based on the factors set out in the present article and in combination with the actual conditions of specific cases, and certain factors which will negatively affect the determination of an applicant’s status as a “beneficial owner” are provided, such as the business activities engaged in by the applicant do not constitute substantive business activities. On October 14, 2019, STA promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or STA Circular 35, which became effective on January 1, 2020. STA Circular 35 provides that non-PRC resident enterprises are not required to obtain pre-approval from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Indirect Transfer of Properties

On February 3, 2015, STA issued the STA Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of STA Public Notice 7 were abolished by Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents effective on December 29, 2017 and the Circular on Issues concerning Withholding of Enterprise Income Tax for Non-PRC Resident Enterprises, or the STA Circular 37, effective on December 1,2017, which was amended on June 15, 2018, respectively. By promulgating and implementing these notices, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to the STA Public Notice 7, as amended, in the event that a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying EIT by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. The STA Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Public Notice 7 also brings challenges to both offshore transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance-over-form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

Issues concerning the withholding of EIT of the China-sourced income, which refers to income obtained from sources within China by non-PRC resident enterprises that (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business in China, shall be subject to the STA Circular 37. China-sourced income includes income from equity investment such as dividend and bonus, income from interest, rental and royalties, income from the property transfer, and other income. Pursuant to the STA Circular 37, non-PRC resident enterprises shall pay EIT in relation to their China-sourced income, and the entities which have the direct obligation to make certain payments to a non-PRC resident enterprise shall be the relevant tax withholders for such non-PRC resident enterprise. The tax withholders shall, within seven days of the day on which the withholding obligation occurs, which is the day when the payment is made in fact or becomes due, declare and remit the withholding tax to the competent tax authority. When declaring and remitting the withholding tax payable, the tax withholders shall complete the Withholding Statement of China for Enterprise Income Tax. In the event that the tax withholder fails to withhold and remit the taxable EIT for a non-PRC resident enterprise, or is unable to perform its obligation mentioned above, the non-PRC resident enterprise shall declare and pay the EIT to the competent tax authority, and complete the Withholding Statement of China for Enterprise Income Tax.

Value-added Tax

On March 23, 2016, the MOF and the STA jointly issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Taxes in Lieu of Business Taxes, or the STA Circular 36. Effective from May 1, 2016, the PRC tax authorities will collect the VAT in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Taxes and Amending the Provisional Regulation of China on Value-added Taxes, pursuant to which, PRC tax authorities will collect VAT in lieu of business taxes for all industries where business taxes should have been collected within the PRC territory. Pursuant to the Provisional Regulation of China on Value-added Taxes, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs, or maintenance, or sell services, intangible assets, or real property in China, or import goods to China, are subject to VAT at a rate ranging from zero to 17%.

On April 4, 2018, the MOF and the STA jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-added Tax Rates, or Circular 32, which came into effect on May 1, 2018. According to Circular 32: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11%, respectively, tax rates are adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, the deduction rate is adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 16%, the taxes are calculated at the deduction rate of 12%; (iv) for exported goods originally subject to the tax rate of 17% and export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 11% and export tax refund rate of 11%, the export tax refund rate is adjusted to 10%.

To further reduce VAT, on March 20, 2019, the MOF, the STA, and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-added Tax Reform, or the Announcement 39, which came into effect on April 1, 2019. According to the Announcement 39: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 16% and 10%, respectively, tax rates are adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, the deduction rate is adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 13%, the taxes are calculated at the deduction rate of 10%; (iv) for exported goods originally subject to the tax rate of 16% and export tax refund rate of 16%, the export tax refund rate is adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 10% and export tax refund rate of 10%, the export tax refund rate is adjusted to 9%. The Announcement 39 should prevail in case of any conflict with existing provisions.

Regulations Relating to Employment Laws

The PRC Labor Law, which became effective on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, and the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, provide requirements concerning employment contracts between an employer and its employees. Pursuant to the Labor Contract Law, a written labor contract is required when an employment relationship is established between an employer and an employee. An employer is obligated to sign a labor contract with an employee with an indefinite term if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. Other labor-related regulations and rules of China stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work, and reduce occupational hazards.

On October 28, 2010, the Standing Committee of NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. An employer must pay the social insurance for its employees in accordance with the rates provided under relevant regulations and must withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund, which was promulgated on April 3, 1999, and was most recently amended on March 24, 2019, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. An enterprise that fails to make housing fund contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Pursuant to the PRC Labor Law and Interim Provisions on Labor Dispatch, which was promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and became effective on March 1, 2014, labor dispatch employment is a supplemental form which can only be adopted for temporary, auxiliary, or alternative job positions. Temporary positions are positions subsisting for no more than six months; auxiliary positions are positions of non-major business serving for major businesses; and alternative positions are positions that can be held by dispatched laborers for a certain period of time during which the formal laborers are temporarily out of their positions for reasons. An employer is required to strictly control the number of dispatched laborers, which shall not exceed 10% of the total number of its labor force.

C.     Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the principal consolidated variable interest entity as of the date of this annual report:

Notes:

(1)

Shareholders of Vipshop E-Commerce include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 66.7% and 33.3% of the total equity interests in Vipshop E-Commerce, respectively.

(2)	A consolidated variable interest entity primarily engaged in operating e-commerce platform.
(3)	Subsidiaries primarily engaged in product procurement business.
(4)	Subsidiaries primarily engaged in retail businesses and warehousing services in the cities of Jianyang and Zhaoqing, and the regions around them.
(5)	Subsidiaries primarily engaged in software development and information technology support.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiaries, including Vipshop China, are WFOEs. As a WFOE, Vipshop China is restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online Platform is operated by the consolidated variable interest entities in China. Following our efforts to streamline our contractual arrangements among the consolidated variable interest entities during 2018, 2019, and 2020, we began to use Vipshop E-Commerce to operate our main businesses, which had been previously operated by Vipshop Information, without materially altering the substance of our operations. Vipshop E-Commerce currently holds the primary licenses necessary to conduct our internet-related operations in China. Most of the business contracts relating to our Vipshop Online Platform previously entered into by Vipshop Information have been replaced with new business contracts entered into by Vipshop E-Commerce with relevant third parties.

Our PRC subsidiaries have entered into three sets of contractual arrangements with the consolidated variable interest entities and their respective shareholders. The one primary set of contractual arrangement that we currently rely on to conduct our main business is entered into by Vipshop China, Vipshop E-Commerce, and shareholders of Vipshop E-Commerce.

The other two sets of contractual arrangements include: (i) one set entered into by Vipshop China, Vipshop Information, and shareholders of Vipshop Information; and (ii) one set entered into by Vipshop China, Pin Jun Tong, and shareholders of Pin Jun Tong. The contractual arrangements enable us to:

•	direct the business operations of the consolidated variable interest entities;

•

receive substantially all of the economic benefits of the consolidated variable interest entities through service fees, which are equal to 100% of the consolidated variable interest entities’ net income and may be adjusted at our PRC subsidiaries’ sole discretion, in consideration for the technical and consulting services provided by our PRC subsidiaries; and

•

have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in the consolidated variable interest entities to the extent permitted under PRC laws, regulations and legal procedures.

We do not have any equity interest in the consolidated variable interest entities. However, as a result of contractual arrangements, we are considered the primary beneficiary of the consolidated variable interest entities, and we treat them as the consolidated variable interest entities under U.S. GAAP. We have consolidated the financial results of the consolidated variable interest entities in our consolidated financial statements included in this annual report in accordance with U.S. GAAP.

We face risks with respect to the contractual arrangements with the consolidated variable interest entities and their shareholders. If the consolidated variable interest entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements may be limited. If we are unable to maintain the contractual arrangements with the consolidated variable interest entities, we would not be able to continue to consolidate their financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements with the consolidated variable interest entities, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2020, 2021, and 2022, our subsidiaries contributed in aggregate approximately 97.7%, 97.4%, and 98.9%, respectively, of our total consolidated net revenues, excluding revenues derived from the consolidated variable interest entities. As of December 31, 2020, 2021, and 2022, our holding company and our subsidiaries accounted for an aggregate of 91.9%, 90.8%, and 91.2%, respectively, of our consolidated total assets (excluding assets attributable to transactions with the consolidated variable interest entities). For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4. Information on the Company—B. Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

Contractual Arrangements Relating to the Consolidated Variable Interest Entities

The following is a summary of the material provisions of the agreements for our three sets of contractual arrangements, each among our applicable WFOE, the applicable consolidated variable interest entity, and the shareholders of the applicable consolidated variable interest entity.

As of the date of this annual report, the equity holding structures of each of the consolidated variable interest entities are as follows:

•	Eric Ya Shen and Arthur Xiaobo Hong hold 66.7% and 33.3% of Vipshop E-Commerce, respectively;

•	Eric Ya Shen and Arthur Xiaobo Hong hold 99.2% and 0.8% of Vipshop Information, respectively; and

•	Eric Ya Shen and Arthur Xiaobo Hong hold 65% and 35% of Pin Jun Tong, respectively.

Agreements that Enable Us to Direct the Business Operations of the Consolidated Variable Interest Entities

Equity Interest Pledge Agreements. Under each equity interest pledge agreement among our applicable WFOE, the applicable consolidated variable interest entity, and the shareholders of the applicable consolidated variable interest entity, the shareholders of the applicable consolidated variable interest entity pledge all of their equity interests in the applicable consolidated variable interest entity to the applicable WFOE to guarantee the applicable consolidated variable interest entity’s and its shareholders’ performance of the relevant obligations under the exclusive business cooperation agreement, exclusive option agreement, and loan agreement. If any stipulated event of default occurs, including the failure by the applicable consolidated variable interest entity or its shareholders to perform relevant contractual obligations under the exclusive business cooperation agreement, exclusive option agreement, or loan agreement, the applicable WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests. Without the applicable WFOE’s prior written consent, shareholders of the applicable consolidated variable interest entity cannot transfer or otherwise dispose of, or create or allow the creation of, any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain in full force and effect until all of the obligations of the applicable consolidated variable interest entity and its shareholders under the exclusive business cooperation agreement, exclusive option agreement, and loan agreement have been duly performed or terminated. We have completed registering the pledge of the equity interests in the consolidated variable interest entities with the local branches of the SAMR.

Exclusive Option Agreements. Under each exclusive option agreement among our applicable WFOE, the applicable consolidated variable interest entity, and the shareholders of the applicable consolidated variable interest entity, the shareholders of the applicable consolidated variable interest entity grant the applicable WFOE an exclusive option to purchase, or designate one or more person(s) to purchase, all or part of their respective equity interests in the applicable consolidated variable interest entity at a purchase price equal to the higher of: (i) the amount of registered capital actually contributed by the shareholders or RMB10; or (ii) a minimum price permitted by applicable PRC laws. The applicable WFOE may exercise the option by issuing a written notice to the shareholders of the applicable consolidated variable interest entity. Without the applicable WFOE’s written consent, the applicable consolidated variable interest entity and its shareholders may not transfer, sell, pledge, or otherwise dispose of, or create any encumbrance on, any assets, business, or equity or beneficiary interests of the applicable consolidated variable interest entity. This agreement will remain in full force and effect for a term of ten years from the date of execution, and may be extended for a period to be determined by the applicable WFOE.

Powers of Attorney. Each shareholder of the consolidated variable interest entity has signed an irrevocable power of attorney. Under the powers of attorney, each shareholder of the consolidated variable interest entity has irrevocably appointed the applicable WFOE as his attorney-in-fact to act on his behalf and exercise all of his rights as a shareholder of the applicable consolidated variable interest entity, including the right to attend shareholder meetings, to exercise voting rights, to appoint directors and senior management of the applicable consolidated variable interest entity, and to effect transfers of all or part of his equity interests in the applicable consolidated variable interest entity pursuant to the equity interest pledge agreements and the exclusive option agreements. The applicable WFOE has the right to appoint any individual or entity to exercise the power of attorney on its behalf. Each power of attorney will remain in full force and effect until the shareholder ceases to hold any equity interests in the applicable consolidated variable interest entity.

Agreements that Transfer Economic Benefits to Us

Exclusive Business Cooperation Agreements. Under each exclusive business cooperation agreement between the applicable WFOE and the applicable consolidated variable interest entity, the applicable consolidated variable interest entity agrees to engage the applicable WFOE as its exclusive provider of technical, consulting, and other services in relation to its business operations. In consideration of such services, the applicable consolidated variable interest entity will pay to the applicable WFOE service fees that amount to all of the applicable consolidated variable interest entity’s net income. The service fees may be adjusted at the applicable WFOE’s sole discretion based on the services rendered and the operational needs of the applicable consolidated variable interest entity. The applicable WFOE will exclusively own any intellectual property arising from the performance of the exclusive business cooperation agreement. The term of this agreement is ten years from the date of execution, and may be extended for a period to be determined by the applicable WFOE. The applicable WFOE may terminate this agreement at any time by giving 30 days’ prior written notice. Generally, the applicable consolidated variable interest entity has no right to terminate this agreement unless the applicable WFOE commits gross negligence or fraud.

Loan Agreements

Under each loan agreement between the applicable WFOE and the shareholders of the applicable consolidated variable interest entity, the applicable WFOE provided loans to the shareholders of the applicable consolidated variable interest entity solely for the purpose of contribution or increase of registered capital or working capital of the applicable consolidated variable interest entity. The applicable WFOE has the sole discretion to determine the method of repayment, including requiring the shareholders of the applicable consolidated variable interest entity to transfer their equity interests in the applicable consolidated variable interest entity to the applicable WFOE or its designated person.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•

as of the date of this annual report, the ownership structures of our PRC subsidiaries and the consolidated variable interest entities, as described in this annual report, are not in violation of all applicable PRC laws and regulations currently in effect;

•

as of the date of this annual report, the contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their respective shareholders that are governed by PRC law are valid, binding and enforceable, and are not in any violation of applicable PRC laws or regulations currently in effect; and

•

as of the date of this annual report, each of our PRC subsidiaries and the consolidated variable interest entities, as described in this annual report, (i) has all necessary corporate power and authority to conduct its business as described in its business scope under its business license; (ii) has its business license in full force and effect; and (iii) is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of Han Kun Law Offices’ knowledge after due inquires, none of our PRC subsidiaries, the consolidated variable interest entities or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

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

We are headquartered in Guangzhou. In the second half of 2015, we purchased property in Pazhou, Guangzhou, and started constructing our new office headquarters of approximately 170,000 square meters in 2016, which was completed in 2020. We moved into the new office headquarters in October 2020. In addition to the office headquarters in Guangzhou, as of December 31, 2022, we had over 43,000 square meters of office space and 3.4 million square meters of warehouse space across China, of which 3.3 million square meters of warehouse space is owned by our company.

A summary of our owned and leased properties as of December 31, 2022 is shown below:

Location/Business	Space	Usage of Property
	(in square meters)
Guangzhou—Owned	168,519	Office space
Guangzhou—Leased	9,047	Office space
Shanghai—Owned	18,385	Office space
Other cities in China—Owned	13,683	Office space
Other cities in China—Leased	2,433	Office space

Sub-total	212,067
China Domestic—Owned(1)	3,320,769	Logistics centers
China Domestic—Leased(1)	55,643	Logistics centers

Sub-total	3,376,412
China Domestic—Owned	1,464,265	Retail property for Shan Shan Outlets
China Domestic—Leased	307,445	Retail property, office space and warehouses for Shan Shan Outlets and other offline stores

Sub-total	1,771,710
China Domestic—Leased & Owned	45,596	General operational purposes

Note:

(1)	Includes bonded warehouses under customs supervision in China.

Our servers are hosted at leased internet data centers owned by leading PRC telecommunications carriers. We typically enter into leasing and hosting service agreements that are renewable from year to year. We believe that our existing facilities are sufficient for our near term needs.

Some of these lease agreements include terms of renewal for periods ranging from one to five years upon expiry of their respective original lease terms, without purchase options or escalation clause. If these lease agreements are not renewed, we are obligated to remove the facilities under certain of our warehouse contracts, although we believe such related removal costs is likely to be insignificant.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

We began our operations in August 2008 and have grown significantly since then. In 2020, 2021, and 2022, we fulfilled approximately 692.4 million, 786.6 million, and 739.5 million customer orders, respectively, and we generated total net revenues of RMB101.86 billion, RMB117.06 billion, and RMB103.15 billion (US$14.96 billion), respectively. In 2020, 2021, and 2022, we generated net income of RMB5.92 billion, RMB4.69 billion, and RMB6.31 billion (US$915.1 million), respectively. Our net income in 2020, 2021, and 2022 reflected non-cash share-based compensation expenses in an aggregate amount of RMB951.0 million, RMB1,010.0 million, and RMB1,207.6 million (US$175.1 million), respectively.

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

Our results of operations are also affected by the regulations and industry policies related to the online retail market. Although we have generally benefited from the Chinese government’s policies to encourage economic growth, we are also affected by the complexity, uncertainties and changes in China regulation of the internet industry. Due to PRC legal restrictions on foreign equity ownership of and investment in the online retail sector in China, we rely on contractual arrangements with the consolidated variable interest entities and their shareholders to conduct most of our business in China. We face risks associated with our control over the consolidated variable interest entities, as our control is based upon contractual arrangements rather than equity ownership. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4. Information on the Company—B. Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

Substantially all of our revenues and workforce are concentrated in China. The COVID-19 pandemic had resulted in quarantines, travel restrictions, and the temporary closure of business venues and facilities in China from time to time since 2020. Since March 2022, with the new Omicron variant spreading rapidly in certain parts of China, many of the social restrictions and quarantine measures in China had been reintroduced and tightened, and some of the warehousing and logistics networks had experienced disruptions or delays. Following the easing of COVID-19 restrictions in the early of December 2022, COVID-19 cases skyrocketed in many cities of China, which led to a slump in travel and economic activities in late 2022 and early 2023 and adversely impacted our business.

Our net revenues decreased from RMB117.06 billion in 2021 to RMB103.15 billion (US$14.96 billion) in 2022, primarily due to the challenging macro environment with the COVID-19 resurgence in China and our stringent new customer acquisition expenditures during such period. Our profitability showed strong resilience in 2022 with our net income increasing by 34.5% from RMB4.69 billion in 2021 to RMB6.31 billion (US$915.1 million) in 2022. The robust profit growth was mainly driven by continuous improvement of operating efficiency and cost optimization. As of December 31, 2022, we had cash and cash equivalents of RMB21.94 billion (US$3.18 billion) and short-term investments of RMB1.60 billion (US$231.4 million). Our short-term investments consist primarily of investments in financial products offered by commercial banks in China with fixed maturity dates ranging from three months to one year. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business, financial condition, and results of operations had been and may continue to be adversely affected by the COVID-19 pandemic.”

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

The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
Total net revenues (RMB in thousands)	101,858,489	117,059,678	103,152,489
Active customers (in millions)	83.9	93.9	84.8
Total orders (in millions)	692.4	786.6	739.5
Average orders per active customer	8.3	8.4	8.7
GMV (RMB in billions)	165.0	191.5	175.2

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

Operating Expenses

Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content expenses, and (iv) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the year ended December 31
	2020		2021		2022
	RMB’000%		RMB’000%		RMB’000	US$’000%
Fulfillment expenses	6,878,991	6.8	7,652,504	6.5	7,247,210	1,050,747	7.0
Marketing expenses	4,284,274	4.2	5,089,213	4.3	2,831,316	410,502	2.7
Technology and content expenses	1,221,264	1.2	1,517,307	1.3	1,605,422	232,764	1.6
General and administrative expenses	3,748,548	3.7	4,189,690	3.6	4,459,518	646,569	4.3

Total operating expenses	16,133,077	15.9	18,448,714	15.7	16,143,466	2,340,582	15.6

Fulfillment expenses. Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses, and logistics center rental expenses, as well as compensation and benefits of our logistics staff. Our shipping and handling expenses were RMB4.51 billion, RMB5.24 billion, and RMB5.06 billion (US$734.0 million) in 2020, 2021, and 2022, respectively. Our fulfillment services utilize regional logistics hubs and rely on high-quality delivery service providers with national coverage. We expect our fulfillment expenses as a percentage of our total net revenue to remain stable in the foreseeable future as we believe it has already achieved a relatively optimal level.

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

General and administrative expenses. General and administrative expenses primarily consist of compensation and benefits of our headquarters and administrative staff, rental expenses, costs for professional services, payment processing fees, impairment of long-lived assets, and other administrative and overhead expenses. We expect our general and administrative expenses to remain relatively stable in the foreseeable future.

Seasonality

Our results of operations are subject to seasonal fluctuations, reflecting a combination of seasonal fluctuations in internet usage, traditional retail seasonality patterns, and seasonal buying patterns in certain categories such as apparel. For example, we generally experience less user traffic and purchase orders during holidays in China, particularly during the Chinese New Year period that occurs in the first quarter of the year, when customers tend to shop less. Furthermore, sales in the retail industry are typically significantly higher in the fourth quarter of the year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 and December 12 each year that boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the fourth quarter of each year to celebrate the anniversary of the founding of our platform. The seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to a two-tiered income tax rate for taxable income earned in Hong Kong, effective on April 1, 2018. The first two million Hong Kong dollars of profits it earns are subject to an income tax rate of 8.25%, while the remaining profits continue to be taxed at the existing tax rate, 16.5%. Under Hong Kong tax law, our subsidiary incorporated in Hong Kong is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. Hong Kong income tax was not provided in our consolidated financial statements for the years ended December 31, 2021 and was provided for the years ended December 31, 2020 and 2022, as our Hong Kong subsidiary was in tax loss position in 2021 and generated assessable income in 2020 and 2022.

Mainland China

Our PRC subsidiaries and the consolidated variable interest entities are companies incorporated under PRC law and, as such, are subject to enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, and were most recently amended in 2018 and 2019, respectively, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our subsidiaries and the consolidated variable interest entities in China are all subject to the enterprise income tax rate of 25% for the periods presented, except for certain subsidiaries, for example Vipshop Jianyang, Vipshop Chongqing, Guangzhou Software, and Pinwei Software, that enjoyed the following preferential tax treatment on an annual renewal basis. Vipshop Jianyang and Vipshop Chongqing have been classified as “encouraged enterprises in the western regions in an industry sector encouraged by the PRC government” and enjoyed a preferential tax rate of 15%. The term “encouraged enterprise in an industry sector encouraged by the PRC government” as used herein refers to an enterprise incorporated in certain region whose primary business falls into the scopes of the encouraged industries stipulated in the existing related policies, including the Catalog of Encouraged Industries in the Western Region (2020 Version). Guangzhou Software was classified as a “software enterprise” by the Guangzhou Software Industry Association, which remained valid for one year and needs to be renewed every year. Pursuant to the Announcement on Enterprise Income Tax Policies for Promoting High Quality Development of Integrated Circuit Industry and Software Industry on December 11, 2020, Guangzhou Software enjoys a preferential enterprise income tax policy of “exemption for the first two years and 50% deduction of income tax (i.e., entitled to a favourable tax rate at 12.5%) for the subsequent three years” from the profit making year. Year of 2021 marked the first profit making year for Guangzhou Software, which entitled Guangzhou Software to enjoy a preferential enterprise income tax. In 2020, Pinwei Software was classified as a “high tech enterprise” by the local tax authority, which will remain valid for three years until December 9, 2023, and is entitled to a preferential tax rate of 15% pursuant to the PRC Enterprise Income Tax Law.

We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020, 2021, and 2022, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties related to income tax matters, if any, in income tax expense.

The amount of tax loss carry forwards of our certain subsidiaries was RMB1.27 billion, RMB1.69 billion, and RMB2.16 billion (US$312.8 million) as of December 31, 2020, 2021, and 2022, respectively. We provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2020, 2021, and 2022, respectively, as our management is not able to conclude that the future realization of some of such net operating loss carry forwards is more likely than not.

As of December 31, 2020, 2021, and 2022, we had VAT recoverable of approximately RMB907.7 million, RMB745.5 million, and RMB668.2 million (US$96.9 million), respectively. VAT recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB510.2 million, RMB391.4 million, and RMB256.9 million (US$37.2 million) as of December 31, 2020, 2021, and 2022, respectively, included as accrued expenses and other current liabilities. We do not net off VAT recoverable and payable from different entities within our group companies.

For more information on PRC tax regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

Inflation

Inflation in China has not historically materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021, and 2022 in China were increases of 0.2%, 0.9%, and 1.8%, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Product revenues	97,449,712	111,256,902	97,250,078	14,099,936
Other revenues	4,408,777	5,802,776	5,902,411	855,769

Total net revenues	101,858,489	117,059,678	103,152,489	14,955,705

Cost of revenues(1)	(80,573,181)	(93,953,121)	(81,536,409)	(11,821,668)

Gross profit	21,285,308	23,106,557	21,616,080	3,134,037

Operating Expenses(2)
—Fulfillment expenses(3)	(6,878,991)	(7,652,504)	(7,247,210)	(1,050,747)
—Marketing expenses	(4,284,274)	(5,089,213)	(2,831,316)	(410,502)
—Technology and content expenses	(1,221,264)	(1,517,307)	(1,605,422)	(232,764)
—General and administrative expenses	(3,748,548)	(4,189,690)	(4,459,518)	(646,569)

Total operating expenses	(16,133,077)	(18,448,714)	(16,143,466)	(2,340,582)

Other operating income	707,855	924,579	724,832	105,091
Income from operations	5,860,086	5,582,422	6,197,446	898,546
Impairment loss of investments	(43,160)	(414,780)	(93,904)	(13,615)
Interest expense	(67,357)	(14,461)	(24,258)	(3,517)
Interest income	449,017	671,461	764,018	110,772
Exchange (loss)/gain	(160,097)	(37,052)	687,871	99,732
Investment gain and revaluation of investments	980,868	85,685	546,031	79,167

Income before income taxes and share of income/(loss) of equity method investees	7,019,357	5,873,275	8,077,204	1,171,085
Income tax expenses	(1,130,016)	(1,222,704)	(1,758,810)	(255,003)
Share of income/(loss) of equity method investees	30,015	42,303	(6,559)	(951)

Net income	5,919,356	4,692,874	6,311,835	915,131

Net income attributable to non-controlling interests	(12,399)	(11,801)	(13,019)	(1,888)

Net income attributable to our shareholders	5,906,957	4,681,073	6,298,816	913,243

Notes:

(1)

Excludes shipping and handling expenses, and includes inventory write-down which amounted to RMB554.9 million, RMB35.3 million, and RMB130.7 million (US$18.9 million) in the years ended December 31, 2020, 2021, and 2022, respectively.

(2)	Include share-based compensation expenses as set forth below:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	(100,486)	(88,985)	(74,063)	(10,738)
Marketing expenses	(16,534)	(26,834)	(14,630)	(2,121)
Technology and content expenses	(152,234)	(252,730)	(242,714)	(35,190)
General and administrative expenses	(681,794)	(641,464)	(876,174)	(127,033)

Total	(951,048)	(1,010,013)	(1,207,581)	(175,082)

(3)	Include shipping and handling expenses, which amounted to RMB4.51 billion, RMB5.24 billion, and RMB5.06 billion (US$734.0 million) in the years ended December 31, 2020, 2021, and 2022, respectively.

Segment Information

The following table sets forth our segment operating results for the years ended December 31, 2020, 2021, and 2022.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
	(in thousands)
Segment Net Revenues
Vip.com	99,324,590	114,189,757	100,806,644
Shan Shan Outlets	1,151,331	1,579,032	1,858,668
Others	2,904,182	3,202,867	2,105,712
Inter-segment revenues(1)	(1,521,614)	(1,911,978)	(1,618,535)

Total	101,858,489	117,059,678	103,152,489

Segment Income/(Loss) from Operations
Vip.com	6,656,721	6,158,560	7,341,732
Shan Shan Outlets	187,499	357,602	353,875
Others	2,291	88,065	(290,580)
Unallocated expenses(2)	(986,425)	(1,021,805)	(1,207,581)

Total	5,860,086	5,582,422	6,197,446

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

The following table sets forth interest income and interest expenses (included in the measurement of segment profit or loss) for the years ended December 31, 2020, 2021, and 2022.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
	(in thousands)
Segment Interest Income
Vip.com	313,183	528,294	622,686
Shan Shan Outlets	63,282	57,732	53,659
Others	72,552	85,736	87,925
Inter-segment interest income	—	(301)	(252)

Total	449,017	671,461	764,018

Segment Interest Expense
Vip.com	(61,850)	(13,864)	(23,573)
Shan Shan Outlets	(5,507)	(597)	(685)
Others	—	(301)	(252)
inter-segment interest expense	—	301	252

Total	(67,357)	(14,461)	(24,258)

The following table sets forth assets information in the reportable segments reviewed by our management.

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
	(in thousands)
Segment Assets
Vip.com	44,087,467	46,042,338	47,086,901
Shan Shan Outlets	8,766,027	10,692,051	13,489,858
Others	6,087,320	5,553,152	4,898,751

Total	58,940,814	62,287,541	65,475,510

Our Vip.com segment contributes to a significant majority of our results of operations, which are compared and analyzed on a year-on-year basis as follows.

Comparison of 2022 and 2021

Net Revenues. Our total net revenues decreased from RMB117.06 billion in 2021 to RMB103.15 billion (US$14.96 billion) in 2022, primarily due to a decrease in product revenues from RMB111.26 billion to RMB97.25 billion (US$14.10 billion), partially offset by an increase in our other revenues from RMB5.80 billion in 2021 to RMB5.90 billion (US$855.8 million) in 2022 following our expansion into other services. The number of our active customers decreased from 93.9 million in 2021 to 84.8 million in 2022, and the number of our total orders decreased from 786.6 million in 2021 to 739.5 million in 2022, primary due to the challenging macro environment with the COVID-19 resurgence in China and our stringent new customer acquisition expenditures during such time.

Cost of Revenues. Our cost of revenues decreased from RMB93.95 billion in 2021 to RMB81.54 billion (US$11.82 billion) in 2022, primarily due to the decrease in cost of products sold in line with the decrease in our products sales volume.

We recorded RMB35.3 million and RMB130.7 million (US$18.9 million) in inventory write-down in 2021 and 2022, respectively. In addition, inventory write-down as a percentage of costs of goods sold was 0.04% in 2021 and 0.16% in 2022. Such write-down primarily reflected the estimated net realizable value of damaged or obsolete inventory.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased from RMB23.11 billion in 2021 to RMB21.62 billion (US$3.13 billion) in 2022. Our gross margin increased from 19.7% in 2021 to 21.0% in 2022, primarily due to the optimization of product categories.

Operating Expenses. Our operating expenses decreased from RMB18.45 billion in 2021 to RMB16.14 billion (US$2.34 billion) in 2022, primarily due to decreases in fulfillment expenses and marketing expenses, partially offset by increases in technology and content expenses, as well as general and administrative expenses.

Fulfillment expenses. Our fulfillment expenses decreased from RMB7.65 billion in 2021 to RMB7.25 billion (US$1.05 billion) in 2022. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, decreased from RMB5.24 billion in 2021 to RMB5.06 billion (US$734.0 million) in 2022. The decrease in our fulfillment expenses was primarily due to a decrease in our sales volume and the number of orders. In 2022, we fulfilled over 739.5 million customer orders, as compared to approximately 786.6 million customer orders in 2021. Our fulfillment expenses as a percentage of our total net revenues increased from 6.5% in 2021 to 7.0% in 2022, primarily due to the increase of sales return rate.

Marketing expenses. Our marketing expenses decreased from RMB5.09 billion in 2021 to RMB2.83 billion (US$410.5 million) in 2022, primarily due to our decreased spending in promotion and advertising activities.

Technology and content expenses. Our technology and content expenses increased from RMB1.52 billion in 2021 to RMB1.61 billion (US$232.8 million) in 2022, and also slightly increased from 1.3% to 1.6% as a percentage of our total net revenues during the same period, primarily due to our continuing efforts to invest in human capital and advanced technologies.

General and administrative expenses. Our general and administrative expenses increased from RMB4.19 billion in 2021 to RMB4.46 billion (US$646.6 million) in 2022, primarily due to one-off donation of RMB231.8 million to the local government to support the rural revitalization as part of our environmental, social, and governance initiatives and an impairment loss of RMB127.6 million in connection with one of our warehouses in 2022. Our general and administrative expenses increased from 3.6% to 4.3% as a percentage of our total net revenues during the same period.

Other Operating Income. Our other operating income amounted to RMB724.8 million (US$105.1 million) in 2022, as compared to RMB924.6 million in 2021. Our other operating income in 2022 was primarily due to income derived from government grants and tax rebates.

Interest Expenses. We incurred RMB24.3 million (US$3.5 million) interest expenses in 2022, as compared to RMB14.5 million in 2021, primarily due to the increase in short-term loan during the year.

Interest Income. Our interest income increased from RMB671.5 million in 2021 to RMB764.0 million (US$110.8 million) in 2022, primarily due to the increase in interest-bearing investments, such as the deposits and short-term investments in the banks.

Share of Income/(Loss) of Equity Method Investees. We recorded share of loss of equity method investees of RMB6.6 million (US$1.0 million), as compared to share of income of equity method investees of RMB42.3 million in 2021, which was primarily due to the increase in share of loss from Guofu Life Insurance Co., Ltd, and the decrease of share in income from Sequoia Fashion and Technology Industry Fund Investment Limited Partnership, partially offset by the decrease in share of loss from Kunshan Baowei Information Technology Limited and Sichuan VipFubon Consumer Finance Co., Ltd.

Net Income. As a result of the foregoing, we recorded a net income of RMB6.31 billion (US$915.1 million) in 2022, as compared to a net income of RMB4.69 billion in 2021.

Net Income Attributable to Non-controlling Interests. We recorded net income attributable to non-controlling interests of RMB13.0 million (US$1.9 million) in 2022, as compared to net income attributable to non-controlling interests of RMB11.8 million in 2021, which was primarily due to the increase in net income attributable to non-controlling shareholders of Shan Shan Outlets.

Comparison of 2021 and 2020

Net Revenues. Our total net revenues increased from RMB101.86 billion in 2020 to RMB117.06 billion in 2021, primarily due to an increase in product revenue from RMB97.45 billion to RMB111.26 billion, as well as an increase in our other revenue from RMB4.41 billion in 2020 to RMB5.80 billion in 2021 following our expansion into other services. The number of our active customers increased from 83.9 million in 2020 to 93.9 million in 2021. The number of our total orders increased from 692.4 million in 2020 to 786.6 million in 2021, primarily due to an increase in the number of active customers. Through our regional logistics hubs, we were able to continue tailoring our product offerings to regional customer demographics and offer additional sales events and SKUs in 2021. 97.9% of the total orders we fulfilled in 2021 were placed by repeat customers, as compared to 97.7% in 2020.

Cost of Revenues. Our cost of revenues increased from RMB80.57 billion in 2020 to RMB93.95 billion in 2021, primarily due to the significant increase in cost of products sold in line with the increase in our products sales volume.

We recorded RMB554.9 million and RMB35.3 million in inventory write-down in 2020 and 2021, respectively. In addition, inventory write-down as a percentage of costs of goods sold, was 0.7% in 2020 and 0.04% in 2021. Such write-down primarily reflected the estimated net realizable value of damaged or obsolete inventory. The decrease in write-down from 2020 to 2021 was mainly due to our efforts in improving inventory management.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased from RMB21.29 billion in 2020 to RMB23.11 billion in 2021. Our gross margin decreased from 20.9% in 2020 to 19.7% in 2021, primarily due to our strategy to reinvest a certain portion of our gross profit into improving customer experience and changing product portfolio.

Operating Expenses. Our operating expenses increased from RMB16.13 billion in 2020 to RMB18.45 in 2021, primarily due to increases in fulfillment expenses, marketing expenses, technology and content expenses, and general and administrative expenses.

Fulfillment expenses. Our fulfillment expenses increased from RMB6.88 billion in 2020 to RMB7.65 billion in 2021. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB4.51 billion in 2020 to RMB5.24 billion in 2021. The increase in our fulfillment expenses was primarily due to a significant increase in our sales volume and the number of orders. In 2021, we fulfilled over 786.6 million customer orders, as compared to approximately 692.4 million customer orders in 2020. Our fulfillment expenses as a percentage of our total net revenues decreased from 6.8% in 2020 to 6.5% in 2021, primarily due to scale effect associated with the growth in our total revenue and improved efficiency of our regional warehouses.

Marketing expenses. Our marketing expenses increased from RMB4.28 billion in 2020 to RMB5.09 billion in 2021, primarily attributable to increased investment in advertising activities relating to customer acquisition and retention.

Technology and content expenses. Our technology and content expenses increased from RMB1.22 billion in 2020 to RMB1.52 billion in 2021, and also slightly increased from 1.2% to 1.3% as a percentage of our total net revenues during the same period, primarily due to our continuing efforts to invest in human capital and advanced technologies.

General and administrative expenses. Our general and administrative expenses increased from RMB3.75 billion in 2020 to RMB4.19 billion in 2021, primarily due to the expansion of our business and improved employee benefits. Our general and administrative expenses slightly decreased from 3.7% to 3.6% as a percentage of our total net revenues during the same period, primarily due to scale effect associated with the growth in total net revenue.

Other Operating Income. Our other operating income amounted to RMB924.6 million in 2021, as compared to RMB707.9 million in 2020. Our other operating income in 2021 was primarily due to income derived from government grants and tax rebates.

Interest Expenses. We incurred RMB14.5 million interest expenses in 2021, as compared to RMB67.4 million in 2020, primarily due to the payment of certain short-term loan with higher interest ratio in the first quarter of 2021.

Interest Income. Our interest income increased from RMB449.0 million in 2020 to RMB671.5 million in 2021, primarily due to the increase in interest-bearing investments, such as the deposits and short-term investments in the banks.

Share of Income of Equity Method Investees. Our share of results of equity method investees increased from share of income of RMB30.0 million in 2020 to RMB42.3 million in 2021, which was primarily due to the increase in share of income from Sequoia Fashion and Technology Industry Fund Investment Limited Partnership and the equity method investees under Shan Shan Outlets, partially offset by the increase in share of loss from Kunshan Baowei Information Technology Limited and Sichuan VipFubon Consumer Finance Co., Ltd.

Net Income. As a result of the foregoing, we recorded a net income of RMB4.69 billion in 2021, as compared to a net income of RMB5.92 billion in 2020.

Net Income Attributable to Non-controlling Interests. We recorded net income attributable to non-controlling interests of RMB11.8 million in 2021, as compared to net income attributable to non-controlling interests of RMB12.4 million in 2020, which was primarily due to the increase in net loss attributable to non-controlling shareholders of city outlets.

B.	Liquidity and Capital Resources

As of December 31, 2021 and 2022, we had RMB17.17 billion and RMB23.10 billion (US$3.35 billion), respectively, in cash, cash equivalents and restricted cash. We had short-term investments with an aggregate outstanding amount of RMB1.60 billion (US$231.4 million) as of December 31, 2022. Our cash and cash equivalents primarily consist of cash on hand, bank demand deposits and highly liquid investments with maturities of less than three months. We also procured several bank borrowings in an aggregate amount of RMB2.69 billion (US$389.6 million) and had unutilized banking facilities in an amount of RMB6.50 billion (US$942.8 million) as of December 31, 2022. We believe that our current cash, cash equivalents, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. However, we may need additional capital in the future to fund our continued operations.

As of December 31, 2021 and 2022, our cash, cash equivalents, restricted cash and short-term investments are held in the following currency denominations and jurisdictions in which our subsidiaries domiciled:

	As of December 31,
	2021				2022
	Subsidiaries in China(1)	Subsidiaries in Hong Kong and Other Regions	Subsidiary in the United States	Total	Subsidiaries in China(1)	Subsidiaries in Hong Kong and Other Regions	Subsidiary in the United States	Total
	(in thousands)
Currency Denomination
RMB	22,133,077	241,795	—	22,374,872	14,173,647	4,662,341	—	18,835,988
US$	47,592	59,821	54,904	162,317	39,005	4,092,179	248	4,131,432
Others	2,650	13,048	—	15,698	2	1,731,883	—	1,731,885

Total	22,183,319	314,664	54,904	22,552,887	14,212,654	10,486,403	248	24,699,305

Note:

(1)	Also include the consolidated variable interest entities in China.

As of December 31, 2021 and 2022, our cash, cash equivalents, and restricted cash held by the consolidated variable interest entities and subsidiaries in China are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Cash, Cash Equivalents, and Restricted Cash
Consolidated variable interest entities in China	2,241,459	2,815,440	408,200
Subsidiaries in China	14,511,079	10,671,933	1,547,285

Total	16,752,538	13,487,373	1,955,485

As of December 31, 2021 and 2022, our short-term investments held by the consolidated variable interest entities and subsidiaries in China are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Short-term investments
Consolidated variable interest entities in China	791,814	100,734	14,605
Subsidiaries in China	4,589,804	624,547	90,551

Total	5,381,618	725,281	105,156

The PRC government authorities impose controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currencies out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade- and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our WFOEs in China are able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends out of China complies with certain procedures under PRC foreign exchange regulations, such as the requirement of outbound overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. There is no requirement on U.S. investors to complete registration or obtain approval from appropriate government authorities before they can receive dividend payments from our Cayman company. The PRC government may also in the future in its discretion restrict access to foreign currencies for current account transactions. If the PRC foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	11,820,444	6,744,644	10,519,692	1,525,212
Net cash (used in) from investing activities	(6,695,043)	(2,326,489)	1,049,153	152,114
Net cash used in financing activities	(20,839)	(58,788)	(5,573,391)	(808,066)
Effect of exchange rate changes	(12,526)	581	(63,322)	(9,181)
Cash, cash equivalents and restricted cash at beginning of year	7,719,285	12,811,321	17,171,269	2,489,600
Cash, cash equivalents and restricted cash at end of year	12,811,321	17,171,269	23,103,401	3,349,679

Operating Activities

Net cash from operating activities amounted to RMB10.52 billion (US$1.53 billion) in 2022, which was primarily attributable to a net income of RMB6.31 billion (US$915.1 million), adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB1.21 billion (US$175.1 million), (ii) depreciation of property and equipment of RMB1.23 billion (US$178.5 million), attributable to increases in warehouse and outlets, (iii) impairment of long-lived assets of RMB239.3 million (US$34.7 million) due to impairment of one of our warehouses and leasehold improvement of offline stores, (iv) investment gain and revaluation of investments of RMB236.4 million (US$34.3 million), primarily due to fair value changes recognized for equity investments, and (v) gain on disposal of equity method investees of RMB304.6 million (US$44.2 million), primarily due to the deemed disposal of equity method investee from acquisition of Zhengzhou Shan Shan. The adjustment for changes in operating assets and liabilities primarily reflected (i) a decrease in inventories of RMB1.46 billion (US$211.0 million) due to our efforts in improving our inventory management, (ii) an increase in accounts payable of RMB983.0 million (US$142.5 million) due to our efforts in improving our procurement management, and (iii) a decrease in advances from customers and accrued expenses and other current liabilities of RMB343.2 million (US$49.8 million), primarily due to a decrease in our net revenues.

Net cash from operating activities amounted to RMB6.74 billion in 2021, which was primarily attributable to a net income of RMB4.69 billion, adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB1.01 billion, and (ii) depreciation of property and equipment of RMB1.10 billion, attributable to increases in warehouse and outlets, (iii) impairment loss of equity method investees and other investments of RMB414.8 million. The adjustment for changes in operating assets and liabilities primarily reflected (i) a decrease in accounts payable of RMB1.94 billion, primarily due to the acceleration in settlement with supplier along with the more prudent procurement strategy, (ii) a decrease in inventories of RMB917.4 million due to our efforts in improving our inventory management, (iii) a increase in advances from customers and accrued expenses and other current liabilities of RMB533.9 million, primarily due to the growth in our business.

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

Investing Activities

Net cash used in investing activities amounted to RMB1.05 billion (US$152.1 million) in 2022, primarily consisting of (i) RMB11.20 billion (US$1.62 billion) used for purchase of short-term investments, offset by RMB14.95 billion (US$2.17 billion) from redemption of short term investments upon maturities, (ii) RMB3.10 billion (US$449.8 million) capital expenditure relating to our construction and expansion of warehouses, land use rights, Shan Shan Outlets, as well as purchases of office and other operating equipment and IT software, (iii) RMB621.3 million (US$90.1 million) received from loan repayments, offset by RMB269.3 million (US$39.1 million) cash paid for loan originations, (iv) RMB489.9 million (US$71.0 million) from government subsidies received for land use rights, (v) RMB387.5 million (US$56.2 million) of payment for acquisition of Zhengzhou Shan Shan, (vi) RMB283.7 million (US$41.1 million) cash paid for investment in equity method investments and other investments, primarily consisting of investment in private equity funds and other equity method investees, and (vii) RMB180.5 million (US$26.2 million) of proceeds from disposal of investment in equity method investment and other investments.

Net cash used in investing activities amounted to RMB2.33 billion in 2021, primarily consisting of (i) RMB8.55 billion used for purchase of short-term investments, offset by RMB10.45 billion from redemption of short term investments upon maturities, (ii) RMB3.58 billion capital expenditure relating to our construction and expansion of warehouses, land use rights, Shan Shan Outlets, as well as purchases of office and other operating equipment and IT software, offset by an amount of RMB395.1 million from the disposal of property and equipment and land use right and an amount of RMB600.5 million received from disposal of subsidiaries, (iii) RMB760.2 million cash paid for investment in equity method investments and other investments, primarily consisting of investment in private equity fund and other equity method investees, (iv) RMB135.7 million received from loan payments, offset by RMB262.3 million cash paid for loan originations, (v) Other investing activities mainly include RMB500.0 million deposits to Sichuan VipFubon Consumer Finance Co., Ltd as shareholder deposits, and (vi) RMB63.8 million of proceeds from disposal of other investments.

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

Financing Activities

Net cash used in financing activities amounted to RMB5.57 billion (US$808.1 million) in 2022, primarily consisting of (i) RMB4.59 billion (US$665.8 million) of proceeds from bank borrowings and other borrowings, offset by RMB4.05 billion (US$586.9 million) of repayment to bank and other borrowings, (ii) RMB6.26 billion (US$907.3 million) of repurchase of ordinary shares, and (iii) RMB185.2 million (US$26.9 million) of capital contributions from non-controlling interests shareholders.

Net cash used in financing activities amounted to RMB58.8 million in 2021, primarily consisting of (i) RMB4.07 billion of proceeds from bank borrowings and other borrowings, offset by RMB3.12 billion of repayment to bank and other borrowings, (ii) RMB1.94 billion of repurchase of ordinary shares, (iii) RMB461.1 million of capital contributions from non-controlling interests shareholders, and (iv) RMB419.8 million of proceeds from issuance of ordinary shares upon exercise of share options.

Net cash used in financing activities amounted to RMB20.8 million in 2020, primarily consisting of RMB2.54 billion of proceeds from bank borrowings and other borrowings, offset by RMB2.69 billion of repayment to bank and other borrowings.

Capital Expenditures

Our capital expenditures paid to acquire property and equipment and land use rights amounted to RMB2.27 billion, RMB3.58 billion, and RMB3.10 billion (US$449.8 million) in the years ended December 31, 2020, 2021, and 2022, respectively. Out of the foregoing capital expenditures, we paid RMB34.6 million, RMB846.2 million, and RMB671.8 million (US$97.4 million) in the years ended December 31, 2020, 2021, and 2022, respectively, to acquire the land use rights of certain land located in China. Our capital expenditures were primarily for the construction of warehouses, acquisition of land use rights and expansion of Shan Shan Outlets and other infrastructure from 2020 through 2022. We expect our capital expenditures to increase for the year 2023.

Holding Company Structure

Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and the consolidated variable interest entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and the consolidated variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. We set aside amounts of RMB61.9 million, RMB87.1 million, and RMB133.6 million (US$19.4 million) from current year’s net income to the general reserve during the years ended December 31, 2020, 2021, and 2022, respectively.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our operating lease obligations, capital expenditure commitments, purchase of services, debt obligations, and cash requirements for potential investments.

Our operating lease obligations primarily consist of the commitments under the lease agreements that expire at various dates from January 2023 through July 2038 for our office spaces, outlets, offline stores, employee department and certain equipment.

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

As of December 31, 2022, we have investment commitment of other several limited partnership funds of RMB284.9 million (US$41.3 million). The amount of our investment in and contribution to the private equity funds may be subject to adjustments in the event of commitment reduction or capital calls by the general partnership of these private equity funds.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

As of December 31, 2022, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

The following table sets forth our minimum contractual obligations as of December 31, 2022.

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations	1,173,530	134,727	142,036	273,277	623,490
Short-term debt obligations	2,841,238	2,841,238	—	—	—
Capital expenditures commitment	917,763	791,656	93,278	32,829	—

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022. While the above indicates our material cash requirements as of December 31, 2022, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

Technology Infrastructure

Our technological capabilities play an important role in the success of our business, and enable us to enhance operating efficiency and site scalability. We rely on a combination of our internally developed proprietary technologies, open source solutions, and licensed technologies to optimize every aspect of our operations for the benefit of our customers and brand partners. Our systems can be divided into front-end, middle-end, and back-end modules, all built on top of advanced technologies. Together, they form a reliable technology platform that optimizes customer experiences and supports efficient business operations.

The front-end modules, which refer to modules supporting the user-interfaces of our platform, mainly include product display, member account management, category browsing, product searches, online shopping cart, order processing functions, payment, chatbots, and customer support functions. The front-end modules are supported by our proprietary content distribution network, dynamic and distributed cluster, and a core database, providing our customers with quick access to the product display they are interested in and facilitating a smooth online shopping experience. Please see “Item 4. Information on the Company—B. Business Overview—Payment, Fulfillment, and Return—Fulfillment” for details.

The mid-end modules, which refer to modules supporting the merchant platform that we have launched to equip our brand partners with refined analysis and insights as well as all-round operating capacities, deepen the synergies between our brand partners and us, and further improve operating performance. The merchant platform is an output of our proprietary data analytics and business intelligence capacities. It enables our brand partners to establish their own data analytics infrastructure and diversify their operations monitoring metrics, through which they can fine tune the marketing and branding strategies tailored for target customer groups, optimize their operating strategies, establish additional touchpoints to effectively direct customer traffic, and set up membership programs to further enhance customer loyalty. The merchant platform allows our brand partners and ourselves to simultaneously focus on improving customer growth and experience while optimizing each other’s business operations, in turn serving as an additional compelling value propositions that we offer to our brand partners. With such simultaneous development, we strengthen our relationships with the brand partners and open up more opportunities to pursue further in-depth collaborations.

The back-end modules, which refer to modules supporting our business operations, mainly include customer service, ERP, warehouse and logistics management, product information management, business intelligence, and administration management systems. Our customer service system mainly consists of our customer relationship management system. Our ERP system is customized to integrate our business operations with brand partners on orders, accounting, and product distribution. Our operations system for warehouse and logistics management primarily consists of our warehouse management system, automating our warehouse and logistics operations and allowing us to efficiently manage our inventories, track our products, and deliver the orders to our customers in a timely fashion. We have designed our product information management system to perform a variety of functions. Other than basic product information management, it also offers category, pricing, and sales inventory management, and facilitates product lifecycle management for our online and offline businesses. These systems enhance the efficiency of our operations.

Technology-driven Analytical Capabilities

We have accumulated a large customer base and observed customer behavior and performance throughout our operations. Our customer relationship management and business intelligence systems enable us to effectively use our proprietary transaction information to further analyze and study customer behavior and customer preferences. We regularly use this information in planning our marketing initiatives for upcoming events and making profile-based personalized recommendations to enhance our customers’ shopping experiences. For instance, the comprehensive customer profiles allow us to provide personalized product recommendations to customers that are within their price range, suit their brand preference, and are within their categories of interest. We also use customer profiles in various scenarios for our sales initiatives to effectively interact with its customers, such as notification via push method, text messages, e-mails, and sales events on our WeChat Mini-Program and other social media platforms. In addition, we have developed a real-time customer-intent identification system, which employs proprietary algorithm technologies with recent and real time customer behavioral data to provide recommendations to customers based on the different intentions of customers visiting our platform. Furthermore, our business intelligence system is built with our proprietary cloud computing infrastructure, providing insights for many aspects of our business operations and site functionalities.

Safety and Scalability

We have developed disaster tolerant systems for our key business modules, which include real-time data mirroring, daily data back-up, and system redundancy solutions. We also adopted a “DevOps” methodology, which enables us to respond quickly towards business requests, significantly decreasing our development cost and improving our time-to-market. Our site is built upon real event processing platforms, and it leverages service-oriented architecture supported by internally developed cloud solutions. This enables us to achieve internal efficiency. Cybersecurity is another key aspect of site operations. Leveraging the real-time event processing systems that keep our site running smoothly, we have improved our protection against online and offline fraud and potential cyber-attacks such as DDoS.

Our technology and content expenses consist primarily of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our platform, including model fees and professional photography expenses. We incurred RMB1.22 billion, RMB1.52 billion, and RMB1.61 billion (US$232.8 million) in technology and content expenses in 2020, 2021, and 2022.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers, and other parties to protect our proprietary rights. As of December 31, 2022, we had been granted 204 patents and submitted 826 patent applications in China, owned 2,064 registered trademarks in China and 122 registered trademarks outside China, 228 copyrights (including copyrights to 197 software products in China developed by us relating to various aspects of our operations), and 334 registered domain names that are material to our business, including vip.com and vipshop.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2022 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Product revenue recognition

We derive a majority of our revenue from online product revenue. We recognize revenue from the sale of apparel, fashion goods, cosmetics, home goods and lifestyle products, and other merchandise through our online platforms, including our internet website and cellular phone application. We recognize revenue at the point of time when the goods have been accepted by the customers. The customers have the options to pay for the goods in advance or over an agreed-upon installment period. The delivery day estimate was determined based on the average delivery days for sales made during the last month of the reporting period, derived from customer locations and delivery reports. A one-day change in the estimated goods in-transit period would result in an increase or decrease of approximately RMB409.8 million, RMB492.8 million, and RMB469.7 million (US$68.1 million) to our total net revenues in the years ended December 31, 2020, 2021, and 2022.

Return rights

We offer our online sales customers with a right of return for a seven-day period upon receipt of the products on sales from our Vipshop Online Platform. We reduce product revenues by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns and recorded as a refund liability included in accrued expenses and other current liabilities. The estimated refund liability contributed 0.3%, 0.3%, and 0.3% of the net revenues for the years ended December 31, 2020, 2021, and 2022, respectively.

Inventory write-down

Inventories, consisting of products available for sales, are valued at the lower of cost or net realizable value with cost determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Adjustments are recorded when estimated net realizable value is less than cost. Write-downs are recorded in cost of revenues in the consolidated statements of income and comprehensive income.

Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and the assessed condition of the merchandise within each category. In determining the write-down percentages on inventories, the Company takes into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices, and future promotional events. Our inventory write-downs have not been material, and accounted for approximately 0.7%, 0.04%, and 0.16% of the cost of sales for the years ended December 31, 2020, 2021, and 2022, respectively.

Business combination

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

We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2021 and 2022, we did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

For a summary of recently issued accounting pronouncements, see Note 2(ak) to the consolidated financial statements of Vipshop Holdings Limited pursuant to Item 18 of Part III of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. None of our directors or directors of our operating entities are officials of the Chinese Communist Party.

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	51	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	50	Vice Chairman of the Board of Directors, Chief Operating Officer
Martin Chi Ping Lau	50	Director
Jacky Yu Xu	51	Director
Donghao Yang	51	Director
Chun Liu(1)	55	Independent Director
Frank Lin(2)	58	Independent Director
Xing Liu(3)	52	Independent Director
Kathleen Chien(1)(2)(3)	53	Independent Director
Nanyan Zheng(1)(2)(3)	54	Independent Director
David Cui	54	Chief Financial Officer
Tao Feng	39	Chief Technology Officer
Yizhi Tang	49	Senior Vice President of Logistics

Notes:

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

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

Biographical Information

Mr. Ya Shen, also known as Eric Ya Shen is our co-founder and has served as the chairman of our board of directors and chief executive officer since our inception in August 2010. He has over 20 years of experience in the distribution of consumer goods and e-commerce industry. From 2004 to 2012, Mr. Shen served as the chairman of the board of directors of Guangzhou NEM Import and Export Co., Ltd., a company primarily engaging in the import and export of products. Mr. Shen received an EMBA degree from Cheung Kong Graduate School of Business in Beijing, China in September 2010 and an associate degree in telecommunication from Shanghai Railway College in 1990.

Mr. Arthur Xiaobo Hong is our co-founder and has served as the vice chairman of our board of directors since January 2011. Mr. Hong has served as our chief operating officer since August 2012. Mr. Hong has over 10 years of experience in the distribution of consumer goods and e-commerce industry.

Mr. Martin Chi Ping Lau has served as our director since December 2017. Mr. Lau is president and executive director of Tencent Holdings Limited (SEHK: 0700), or Tencent. He joined Tencent in 2005 as the chief strategy and investment officer, and was responsible for corporate strategies, investments, merger and acquisitions, and investor relations. In 2006, Mr. Lau was promoted as president of Tencent to manage the day-to-day operation of Tencent. In 2007, he was appointed as an executive director of Tencent. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media, and technology group. Prior to that, he worked at Mckinsey & Company, Inc. as a management consultant. Mr. Lau received a bachelor of science degree in electrical engineering from the University of Michigan in July 1994, a master of science degree in electrical engineering from Stanford University in July 1995 and an MBA degree from Kellogg Graduate School of Management, Northwestern University in June 1998.

Mr. Jacky Xu, also known as Jacky Yu Xu is an angel investor of our company and has served as our director since January 2011. Mr. Xu is the director of several privately held companies in China. He is co-founder, chairman and chief executive officer of Trendy International Group Co., Ltd., an international fashion conglomerate.

Mr. Donghao Yang has served as our director since November 2020. Mr. Yang is currently the chief financial officer of Yatsen Holding Limited (NYSE: YSG). Prior to that, he has served as Vipshop’s chief financial officer from August 2011 to November 2020. Mr. Yang has held senior executive and managerial positions in various public and private companies, including serving as the chief finance officer of Synutra International Inc. (Nasdaq: SYUT) from May 2010 to August 2011, as the chief financial officer of Greater China of Tyson Foods, Inc. (NYSE: TSN) from March 2007 to April 2010, as a finance director of Asia Pacific of Valmont Industries, Inc. (NYSE: VMI) from October 2003 to March 2007. Mr. Yang also serves as an independent director of Xpeng, Inc. (NYSE: XPEV) since August 2020. Mr. Yang received an MBA degree from Harvard Business School in 2003 and a bachelor’s degree in international economics from Nankai University in 1993.

Mr. Chun Liu has served as our independent director since March 2013. Mr. Liu is currently the senior vice president of Phoenix TV. Prior to joining Phoenix TV in 2018, he worked at Zhong Nan Wen Hua, and was the vice president and chief editor of Sohu.com Inc., and chairman of Sohu TV. Earlier in his career, Mr. Liu worked at CCTV, China’s state television broadcaster from 1998 to 2002. As the executive producer of a famous program “News Investigation,” he won an award as the editor of “A Memorandum on Dragged-out Constructions.” Mr. Liu has been an independent non-executive director of DL Holdings Group Limited (SEHK: 1709) since April 2020 and was a director of Zhongnanhong Cultural Group Co., Ltd. (SZSE: 002445) from May 2016 to August 2018. Mr. Liu previously studied at Cheung Kong Graduate School of Business in Beijing, China. Mr. Liu received a master’s degree in Arts from the Communication University of China in June 1994, and a bachelor’s degree in Chinese from the Anhui Normal University in 1987.

Mr. Frank Lin, also known as Lin Frank Hurst has served as our independent director since January 2011. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was the chief operating officer of SINA Corporation. He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering, and managerial positions at Octel Communications Corp. and NYNEX. In addition to our company, Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including 51Talk Online Education Group (NYSE: COE), GigaCloud Technology Inc. (Nasdaq: GCT), Kuaishou Technology (SEHK: 1024), QuantaSing Group Limited (Nasdaq: QSG), and Tuniu Corporation (Nasdaq: TOUR). Mr. Lin received an MBA degree from Stanford University in June 1993 and a bachelor’s degree in engineering from Dartmouth College in June 1988.

Mr. Xing Liu has served as our independent director since January 2011. Mr. Liu is currently a partner of Sequoia Capital China, which he joined in May 2007. Mr. Liu has served a non-executive director of ZTO Express (Cayman) Inc. (NYSE: ZTO, SEHK: 2057) since May 2013 and as a non-executive director of China Renaissance Holdings Limited (SEHK: 1911) since June 2020. Mr. Liu received an MBA degree from The Wharton School of the University of Pennsylvania in May 2004, a master’s degree in computer engineering from Syracuse University in December 1995, and a bachelor’s degree in management information systems from Fudan University.

Ms. Kathleen Chien has served as our independent director since March 2012. Ms. Chien is currently the chief operating officer and acting chief financial officer of 51job, Inc. (Nasdaq: JOBS), a Nasdaq-listed provider of integrated human resource services in China. Ms. Chien joined 51job, Inc. in 1999 and served as its chief financial officer from 2004 to March 2009. Ms. Chien received her bachelor’s degree in economics from the Massachusetts Institute of Technology in June 1992 and an MBA degree from the Walter A. Haas School of Business at University of California, Berkeley in May 1996.

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

Mr. Tao Feng has extensive experience and insights in artificial intelligence (AI) as well as technology and product innovations. Prior to joining us, Mr. Feng worked at Tencent where he led monetization initiatives of news and sports businesses, core technology upgrade and product planning of news business. From July 2014 to April 2020, Mr. Feng worked at DiDi Global Inc. where he led AI initiatives of Kuaidi Taxi, digitalization and AI initiatives of DiDi’s chauffeur, bike and e-bike sharing businesses, and technology developments of DiDi Finance. Prior to that, Mr. Feng served at Baidu Inc. (Nasdaq: BIDU; SEHK: 9888) where he was involved in technology innovations such as intelligent recommendation engines. Mr. Feng received his bachelor’s degree in computer science and technology and his master’s degree in computer application technology from Peking University in July 2007 and July 2010, respectively.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. Generally, under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon a two-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay, as expressly required by the applicable law of the jurisdiction where the executive officer is based. Generally, the executive officer may terminate the employment at any time with a one-month advance written notice, if there is a material reduction in the executive officer’s authority, duties and responsibilities or a material reduction in the executive officer’s annual salary before the next annual salary review, or if otherwise approved by the board of directors.

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

In addition, in general, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to (a) approach our clients, customers, contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (b) assume employment with or provide services to any of our competitors, or engage with, whether as principal, partner, licensor or otherwise, any of our competitors; or (c) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B.	Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of fees, salaries and benefits (excluding equity-based grants) of approximately RMB15.7 million (US$2.3 million) to our executive officers, and we paid an aggregate of approximately RMB4.0 million (US$0.6 million) to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For equity-based grants to our directors and executive officers, see “—Stock Incentive Plans.”

Stock Incentive Plans

2011 Stock Incentive Plan

In March 2011, we adopted our 2011 Plan, in order to attract and retain the best available personnel, to provide additional incentives to employees, directors, officers, consultants and other eligible persons and to promote the success of our business. Under the 2011 Plan, the maximum number of shares might be granted was 7,350,000 ordinary shares. The 2011 Plan has expired while options to acquire 461,236 Class A ordinary shares remained outstanding thereunder as of the date of this annual report.

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

Termination and Amendment of the Plan. The 2011 Plan was terminated automatically in 2021. Our board has the authority to amend, suspend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no suspension or termination shall adversely affect any rights under awards previously granted.

2012 Share Incentive Plan

In March 2012, we adopted our 2012 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator. The maximum aggregate number of shares that might be issued pursuant to our 2012 Plan was 9,000,000, and the maximum aggregate number of shares that may be issued per calendar year is 1,500,000 from 2012 until the termination of this plan. The 2012 Plan has expired while options to acquire 10,000 Class A ordinary shares remained outstanding thereunder as of the date of this annual report.

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

Amendment and Termination of the Plan. With the approval of our board, the plan administrator may amend, modify or terminate the plan at any time and from time to time. However, no amendment may be made without the approval of our shareholders to the extent that approval is required by applicable laws. The approval of our shareholders would also be required in the event that the amendment increased the number of shares available under our plan, permitted the plan administrator to extend the term of our plan or the exercise period for an option beyond ten years from the date of grant, or resulted in a material increase in benefits or a change in eligibility requirements, unless we decided to follow home country practice. The 2012 Plan was terminated automatically in March 2022.

2014 Share Incentive Plan

In July 2014, we adopted our 2014 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares, share appreciation rights, and other types of awards as deemed appropriate by the administrator. The maximum aggregate number of shares that may be issued pursuant to our 2014 Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors. In December 2017 and August 2020, we registered additional securities consisting of 5,237,297 and 5,973,419 Class A ordinary shares that were automatically added to our 2014 Plan, effective January 1, 2015, January 1, 2016, January 1, 2017, January 2018, and January 2019, pursuant to the evergreen provisions. As of the date of this annual report, options to acquire 5,335,457 Class A ordinary shares and 2,880,888 restricted shares have been granted and are outstanding under the 2014 Plan.

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

Share Incentive Grants

The following table summarizes, as of December 31, 2022, the outstanding options we granted to our directors and executive officers under the 2011 Plan, the 2012 Plan, and the 2014 Plan.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Eric Ya Shen	2,601,894	66.85	January 1, 2020	December 31, 2029
	51,669	68.35	January 1, 2017	December 31, 2026
Arthur Xiaobo Hong	2,681,894	66.85	January 1, 2020	December 31, 2029
Donghao Yang	*	0.50	August 30, 2011	August 29, 2023
Nanyan Zheng	*	2.50	April 16, 2012	April 15, 2024
Kathleen Chien	*	2.50	April 16, 2012	April 15, 2024
Chun Liu	*	2.50	January 1, 2013	December 31, 2024

Note:

*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

The following table summarizes, as of December 31, 2022, the outstanding restricted shares we granted to our directors and executive officers under the 2012 Plan and the 2014 Plan.

Name	Number of Restricted Shares	Date of Grant
Donghao Yang	*	January 1, 2017
	*	December 1, 2020
Yizhi Tang	*	January 1, 2017
	*	May 1, 2019
Frank Lin	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
Xing Liu	*	April 1, 2016
	*	April 1, 2020
Nanyan Zheng	*	April 1, 2020
Kathleen Chien	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
Chun Liu	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
David Cui	*	November 1, 2020
	*	April 15, 2022
Feng Tao	*	August 1, 2022

Note:

*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

C.	Board Practices

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

Committees of the Board of Directors

We have four committees under the board of directors, namely the audit committee, the compensation committee, the nominating and corporate governance committee, and the ESG committee. We have adopted a charter for each of the audit committee, the compensation committee, and the nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Kathleen Chien, Mr. Nanyan Zheng, and Mr. Chun Liu. Ms. Kathleen Chien, Mr. Nanyan Zheng, and Mr. Chun Liu satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of NYSE and Rule 10A-3 under the Exchange Act. Ms. Kathleen Chien is the chairperson of our audit committee. We have determined that Ms. Kathleen Chien qualifies as an “audit committee financial expert.” The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence, and (d) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien, and Mr. Frank Lin. Mr. Nanyan Zheng, Mr. Frank Lin, and Ms. Kathleen Chien satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of NYSE. Mr. Nanyan Zheng is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•

reviewing and recommending to the board for determination with respect to the compensation of our directors; and reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien, and Mr. Xing Liu. Mr. Nanyan Zheng, Ms. Kathleen Chien, and Mr. Xing Liu satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of NYSE. Mr. Nanyan Zheng is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

ESG Committee. Our ESG committee consists of Mr. Eric Ya Shen, Mr. Authur Xiaobo Hong, and Mr. Frank Lin. Mr. Eric Ya Shen is the chare of our ESG committee. The ESG committee is responsible for systematically evaluating, monitoring, and carrying out a variety of ESG initiatives with an aim to strengthen the ESG awareness and efforts at full scale, ranging from energy conservation and emission reduction, responsibility management, customer services, and sustainable supply chain, among others.

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

As of December 31, 2022, we had 6,815 full-time employees, compared with 7,567 and 8,013 employees as of December 31, 2020 and 2021, respectively. The decrease in the number of full-time employees as of December 31, 2022, as compared to that of December 31, 2021, was primarily due to the strategic personnel optimization of our other offline stores and the personnel outsourcing of Shan Shan Outlets. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2022:

Operations	Number of Employee
Merchandising	1,162
Products and technology support	1,786
Business development, sales and marketing	164
Internet finance	58
Customer services	489
Warehouse management	1,018
Offline stores	407
Administration and management	795
Shan Shan Outlets	936

Total	6,815

Our success depends on our ability to attract, retain, and motivate qualified personnel. We have developed a corporate culture that encourages teamwork, effectiveness, self-development, and commitment to providing our customers with superior services. We regularly provide our employees with training tailored to each job function to enhance performance and service quality.

As required by the relevant PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing insurance. We are required under the PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we also provide our employees fringe benefits such as free lunches and periodic appreciation payments to employees’ family members. For the year ended December 31, 2022, we have not experienced any significant labor disputes.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the shareholder table below are based on 112,612,139 ordinary shares issued and outstanding as of March 31, 2023, comprising of (i) 97,051,781 Class A ordinary shares, excluding the 29,236,960 Class A ordinary shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and our treasury ADSs, and (ii) 15,560,358 Class B ordinary shares.

	Number of Ordinary Shares Beneficially Owned(1)	%(2)
Directors and Executive Officers **:
Eric Ya Shen(3)	17,405,226	15.4
Arthur Xiaobo Hong(4)	10,442,751	9.3
Martin Chi Ping Lau(5)	*	*
Jacky Xu(6)	*	*
Chun Liu(7)	*	*
Frank Lin(8)	*	*
Xing Liu(9)	*	*
Kathleen Chien(10)	*	*
Nanyan Zheng(11)	*	*
Donghao Yang(12)	*	*
David Cui	*	*
Tao Feng	*	*
Yizhi Tang	*	*
All directors and executive officers as a group	28,557,456	25.3
Principal Shareholders :
Directors and Executive Officers **:
Elegant Motion Holdings Limited(13)	15,941,084	14.2
Tencent Mobility Limited(14)	12,852,698	11.4
High Vivacity Holdings Limited(15)	8,952,810	8.0

Notes:

*	Less than 1% of our total outstanding ordinary shares.
**

Except for Mr. Frank Lin, Mr. Jacky Xu, Mr. Donghao Yang, Mr. Xing Liu, Mr. Nanyan Zheng, Ms. Kathleen Chien, Mr. Chun Liu, and Mr. Martin Chi Ping Lau, the business address of our directors and executive officers is c/o 128 Dingxin Road, Haizhu District, Guangzhou 510220, People’s Republic of China.

***

Certain of our directors and executive officers have been granted options and restricted shares pursuant to our stock incentive plans. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Incentive Plans.”

(1)	Beneficial ownership is determined in accordance with the SEC rules and includes voting or investment power with respect to the securities.
(2)

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2023.

(3)

Beneficially owned through Elegant Motion Holdings Limited, a British Virgin Islands company, and options of Mr. Eric Ya Shen granted under our share incentive plans to acquire Class A ordinary shares. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2023, Mr. Eric Ya Shen beneficially owned (i) 1,389,646 Class A ordinary shares, (ii) 74,497 Class A ordinary shares issuable to Mr. Eric Ya Shen upon the exercise of options within 60 days after March 31, 2023, and (iii) 380,726 Class A ordinary shares and 15,560,358 Class B ordinary shares held by Elegant Motion Holdings Limited, representing 62.3% of the aggregate voting power of our company.

(4)

Beneficially owned through High Vivacity Holdings Limited, a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust, and options of Mr. Hong granted under our share incentive plans to acquire Class A ordinary shares. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2023, Mr. Hong beneficially owned (i) 1,415,444 Class A ordinary shares, (ii) 74,497 Class A ordinary shares that can be acquired by Mr. Arthur Xiaobo Hong within 60 days after March 31, 2023; and (iii) 8,952,810 Class A ordinary shares held by High Vivacity Holdings Limited.

(5)	The business address of Mr. Martin Chi Ping Lau is 39/F, Tencent Building, Kejizhongyi Avenue, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.
(6)	Beneficially owned through Advanced Sea International Limited, a British Virgin Islands company wholly owned by Mr. Xu.
(7)	The business address of Mr. Liu is Level 11, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.
(8)	The business address of Mr. Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, U.S.A.
(9)	Mr. Liu is a partner of Sequoia Capital China. The business address of Mr. Liu is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.
(10)	The business address of Ms. Chien is Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China.
(11)	The business address of Mr. Zheng is 10F, 705 Guangzhou Da Dao Nan Road, Guangzhou, Guangdong, 510290, People’s Republic of China.
(12)	The business address of Mr. Yang is Building 35, No. 2519 East Xingang Road, People’s Republic of China.
(13)

Elegant Motion Holdings Limited, or Elegant Motion, is a British Virgin Islands company. Elegant Motion is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by Elegant Motion, Eric Ya Shen, and Xiaochun Zhang on the Schedule 13G/A filed with the SEC on February 13, 2023. The ordinary shares directly held by Elegrant Motion as of December 30, 2022 were also reported by UBS Group AG directly and on behalf of certain subsidiaries, including UBS TC (Jersey) Ltd., the entity serving as the trustee of the SYZXC Trust, on the Schedule 13G/A filed with the SEC on February 8, 2023. The registered address of Elegant Motion Holdings Limited is Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

(14)

Represents 12,852,698 Class A ordinary shares held by Tencent Mobility Limited as reported on the Schedule 13D/A filed with the SEC on December 16, 2019. Tencent Mobility Limited is a company limited by shares incorporated in Hong Kong and is wholly owned by Tencent Holdings Limited (SEHK: 0700), a Hong Kong-listed Cayman Islands company, based on the Schedule 13D/A filed by Tencent Mobility Limited and Tencent Holdings Limited with the SEC on December 16, 2019. The principal office address of Tencent Mobility Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(15)

High Vivacity Holdings Limited, or High Vivacity, is a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by High Vivacity and Arthur Xiaobo Hong on the Schedule 13G/A filed with the SEC on February 13, 2023. The registered address of High Vivacity Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

To our knowledge and based on our review of our register of shareholders as of March 31, 2023, 108,106,493 Class A ordinary shares were held of record by one holder that resides in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. For the different voting rights of our Class A ordinary shareholders and Class B ordinary shareholders, please refer to “Item 4. Information on the Company—A. History and Development of the Company—Our Company.” We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this annual report, none of our ordinary shares are held by governmental entities of our place of incorporation, and no government entity in the place where our registered public accounting firm is located and organized has a controlling financial interest in our company.

For the options granted to our directors, officers and employees, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and the consolidated variable interest entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

Our wholly-owned subsidiary, Vipshop China, has entered into a series of contractual arrangements with the consolidated variable interest entity, Vipshop E-Commerce, and its shareholders, which enable us to direct the business operations of Vipshop E-Commerce, receive substantially all of the economic benefits of Vipshop E-Commerce through service fees in consideration for the technical and consulting services provided by Vipshop China, and have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in Vipshop E-Commerce to the extent permitted under PRC laws, regulations, and legal procedures. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements Relating to the Consolidated Variable Interest Entities.”

Transactions with Our Directors and Shareholders

In December 2017, a Tencent subsidiary and JD.com entered into strategic cooperation framework agreement and business cooperation framework agreement with us, respectively. Under these agreements, Tencent granted us an entry on the interface of Weixin Wallet, and JD.com granted us entries on the main page of JD.com’s mobile application, and the main page of JD.com’s Weixin Discovery shopping entry, to utilize the traffic from such platforms. To our best knowledge, JD.com no longer holds any of our shares or ADSs as of the date of this annual report.

Other than transactions with Tencent and JD.com, we purchased products and goods from companies controlled by our directors or major shareholders, in the amount of RMB275.7 million (US$40.0 million) for the year ended December 31, 2022. As of December 31, 2022, the amounts due to companies controlled by our directors or major shareholders were RMB125.5 million (US$18.2 million), which was unsecured and interest free. We also provided service to companies controlled or significantly influenced by our directors or major shareholders in the amount of RMB1.5million (US$0.2 million) for the year ended December 31, 2022. As of December 31, 2022, the amounts due from our directors or major shareholders and companies controlled or significantly influenced by our directors or major shareholders were RMB18.9 million (US$2.7 million), which were unsecured and interest free.

Transactions with Other Related Parties

We purchased products and goods from companies significantly influenced by us in the amount of RMB91.4 million (US$13.3million) and received service from our affiliates in the amount of RMB7.5 million (US$1.1million), for the year ended December 31, 2022. As of December 31, 2022, the amount due to companies significantly influenced by us were RMB26.3 million (US$3.8 million), which were unsecured and interest free. We also provided service to companies significantly influenced by us in the amount of RMB20.0million (US$2.9 million) for the year ended December 31, 2022. Our sales of products to companies significantly influenced by us was RMB90.2 million (US$13.1 million) for the year ended December 31, 2022. As of December 31, 2022, the amounts due from companies significantly influenced by us were RMB651.3million (US$94.4 million), of which RMB604.9 million (US$87.7 million) were short-term loan originated to our company’s joint ventures and affiliates carried an interest rate of 3.85% and deposits to Sichuan VipFubon Consumer Finance Co., Ltd as shareholder deposits at interest rate of 4.95%. The interest income from the loan and deposit amounted to RMB31.8 million (US$4.6million) for the year ended December 31, 2022.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements.”

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Incentive Plans.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party license or other rights, breach of contract, labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition, or results of operations.

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

We are a holding company incorporated in the Cayman Islands. We principally rely on dividends from our subsidiaries in China and Hong Kong for our cash needs. To pay dividends to us, our subsidiaries in China and Hong Kong need to comply with the applicable regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.”

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

Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

Redemption of Shares. Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors before the issuance of such shares.

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

Restructuring Officer. The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of Section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit. During such time as a petition is presented or an order appointing a restructuring officer remains on foot, Section 91G of the Companies Act prescribes an automatic worldwide moratorium on any suits, action or other proceedings, other than criminal proceedings against the company.

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

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

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

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

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

People’s Republic of China Taxation

PRC Enterprise Income Tax Law

Under the PRC Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China may be considered a PRC “resident enterprise,” meaning it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to a PRC resident enterprise from another may qualify as “tax-exempt income.” The implementation rules of the PRC Enterprise Income Tax Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. STA Circular 82 issued by STA on April 22, 2009 specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting rights or senior management habitually reside in China. Although STA Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in STA Circular 82 may reflect STA’s general position on how the “de facto management body” test should be applied in determining tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

We believe that we are not a PRC resident enterprise and therefore we are not subject to PRC enterprise income tax reporting obligations and the dividends paid by us to holders of our ADSs or ordinary shares will not be subject to PRC withholding tax. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as China-sourced income. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—It is unclear whether we will be considered a PRC ‘resident enterprise’ under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC ‘resident enterprise’ status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.”

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

PRC Value-Added Tax (VAT) Law

China started to apply VAT in 1984 on 24 specified taxable items until a structural reform on taxation system was implemented in 1994. In December 1993, the PRC State Council promulgated the Provisional Regulation of the People’s Republic of China on Value-Added Tax, which went effective on January 1, 1994 and amended on February 6, 2016 and November 19, 2017, respectively, and is currently effective in China. According to this provisional regulation, VAT should be paid by enterprises or individuals who sell merchandise or labor services of processing, repairing or assembling, sell services, intangible assets or real property, or import goods within China on the added value derived from their production and/or services. Based on the categories of taxable goods and services, different flat rates are adopted ranging from zero to 17%. Prior to January 1, 2012, pursuant to Provisional Regulation of the People’s Republic of China on Business Tax which was abolished on November 19, 2017 and its implementing rules, any entity or individual rendering services in China territory is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the MOF and the STA jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. On March 23, 2016, the MOF and the STA issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Taxes in Lieu of Business Taxes. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of business tax on a trial basis within China territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Tax and Amending the Provisional Regulation of China on Value-added Tax, pursuant to which, PRC tax authorities will collect VAT in lieu of business tax for all industries which should have been collected business tax within China territory. Pursuant to the Provisional Regulation of China on Value-added Tax, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, shall be subject to VAT with a VAT rate ranging from zero to 17%. On April 4, 2018, the MOF and the STA jointly promulgated Circular 32, which came into effect on May 1, 2018 and was applicable to our company from May 1, 2018 to March 31, 2019. According to Circular 32: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11%, respectively, tax rates are adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, the deduction rate is adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, the taxes are calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. To further reduce VAT, on March 20, 2019, the MOF, the STA, and the General Administration of Customs jointly promulgated the Announcement 39, which came into effect on April 1, 2019. According to the Announcement 39: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 16% and 10%, tax rates are adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, the deduction rate is adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, the taxes are calculated at the deduction rate of 10%; (iv) for exported goods originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate is adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate is adjusted to 9%.

To compute the VAT payable, the subject taxpayer needs to separately calculate the output tax and the input tax for the applicable period. The VAT payable is the difference between the output tax and the input tax. The formula for computing the tax payable is:

VAT payable = Output tax payable for the applicable period minus Input tax receivable for the same applicable period

As of December 31, 2020, 2021, and 2022, we had VAT recoverable of approximately RMB907.7 million, RMB745.5 million, and RMB668.2 million (US$96.9 million), respectively. VAT recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and VAT output when goods are delivered, but VAT input invoice from suppliers may be delayed. We also had VAT tax payable of RMB510.2 million, RMB391.4 million, and RMB256.9 million (US$37.2 million) as of December 31, 2020, 2021, and 2022, respectively, included as accrued expenses and other current liabilities. We do not net off VAT recoverable and payable from different entities within our group companies.

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

Although the law in this regard is unclear, we treat the consolidated variable interest entities (and their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of any of the consolidated variable interest entities (or their subsidiaries) for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

Assuming that we are the owner of the consolidated variable interest entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future taxable years. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of our ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing deposits and short-term investments, and interest expenses incurred by short-term loan. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any forward contract, currency borrowings or derivative instruments to manage our interest risk exposure. Due to changes in market interest rates, our future interest expense may increase and our future interest income may fall short of expectations.

Foreign Exchange Risk

All of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, short-term loans and other receivables and prepayment. The difference between the reporting currency and the denomination currency may expose us to additional uncertainties in connection with the foreign currency translation. In 2020, 2021, and 2022, we recorded exchange loss of RMB160.1 million, exchange loss of RMB37.1 million, and exchange gain of RMB687.9 million (US$99.7 million), respectively. We used foreign exchange forward contracts to hedge our exposure to foreign currency exchange risk in 2022, which expired as of December 31, 2022, and may continue to use foreign currency swaps, forwards, or other derivative instruments to hedge our exposure to foreign currency risk.

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

As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB18.8 billion and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$0.6 billion. Assuming we had converted RMB18.8 billion into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, our U.S. dollar cash balance would have been US$3.3 billion. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar-denominated cash balance would have been US$3.1 billion instead. Assuming we had converted US$0.6 billion into Renminbi at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, our RMB-denominated cash balance would have been RMB22.9 billion. If the Renminbi had depreciated by 10% against the U.S. dollar, our RMB-denominated cash balance would have been RMB23.4 billion instead.

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

We did not receive any reimbursement from the depository in 2022.

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

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Deloitte Touche Tohmatsu, our independent registered public accounting firm, audited the financial statements included in this annual report and issued an attestation report on our management’s assessment of our company’s internal control over financial reporting as of December 31, 2022.

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

Our board of directors has adopted an amended and restated code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. In addition, we expect those who do business with us, such as consultants, suppliers and collaborators, to also adhere to the principles outlined in the code of ethics. Certain provisions of the amended and restated code of ethics apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have filed our amended and restated code of business conduct and ethics as an exhibit to this annual report on Form 20-F (No. 001-35454).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu (PCAOB ID No.1104), our principal accountant, for the periods indicated. We did not pay any other fees to our principal accountant during the periods except as indicated below.

	2021	2022
	RMB	RMB	US$
	(in thousands)
Audit Fees (1)	13,900	15,200	2,204
Audit Related Fees (2)	195	200	29
Tax Fees (3)	688	563	82
All Other Fees (4)	—	500	72

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

(3)	“Tax Fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.
(4)	“All other fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain advisory services.
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

On March 30, 2021, our board of directors authorized a share repurchase program, or the 2021 Program, under which we may purchase up to US$500 million worth of our Class A ordinary shares over the 24-month period upon the establishment of share repurchase program. The 2021 Program was publicly announced on the same date and expired already. We repurchased ADSs representing 7,514,514 Class A ordinary shares under the 2021 Program and the 2021 Program was fully utilized.

On March 31, 2022, our board of directors authorized another share repurchase program, or the 2022 Program, under which we may further purchase up to US$1 billion worth of our Class A ordinary shares over the 24-month period until the close of business on March 31, 2024, U.S. Eastern Time. The 2022 Program was publicly announced on the same date. In 2022, we repurchased ADSs representing 14,924,246 Class A ordinary shares under the 2022 Program.

On March 30, 2023, our board of directors authorized another share repurchase program, or the 2023 Program, under which we may further purchase up to US$500 million worth of our Class A ordinary shares over the 24-month period until the close of business on March 31, 2025, U.S. Eastern Time. The 2023 Program was publicly announced on the same date.

The table below is a summary of the shares repurchased by us under the 2021 Program in 2022. All repurchases of our Class A ordinary shares set forth below were made in the open market pursuant to the 2021 Program that we adopted on March 30, 2021.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
March 2022	23,857,619	8.36	37,572,570	—

Total	37,572,570	13.31	37,572,570	—

Note:

(1)

The average price paid per ADS repurchased represents the consideration paid by us for the corresponding repurchases, excluding the commission fees we paid to the execution broker for the implementation of the share repurchase program.

The table below is a summary of the shares repurchased by us under the 2022 Program. All repurchases of our Class A ordinary shares set forth below were made in the open market pursuant to the 2022 Program that we adopted on March 31, 2022.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
May 2022	21,596,372	7.73	21,596,372	833,126,498
June 2022	1,014,400	9.85	22,610,772	823,131,006
July 2022	12,608,240	9.64	35,219,012	701,547,869
August 2022	13,967,235	9.72	49,186,247	565,829,224
November 2022	4,424,457	10.00	53,610,704	521,578,547
December 2022	21,010,525	13.01	74,621,229	248,232,900

Total	74,621,229	10.07	74,621,229	248,232,900

Note:

(1)

The average price paid per ADS repurchased represents the consideration paid by us for the corresponding repurchases, excluding the commission fees we paid to the execution broker for the implementation of the share repurchase program.

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

In May 2022, Vipshop Holdings Limited was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor who issued the audit report for us for the fiscal year ended December 31, 2021 is a registered public accounting firm headquartered in China, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no Cayman Islands or PRC governmental entities owns any shares of Vipshop Holdings Limited or the VIEs, (ii) the PRC governmental entities do not have a controlling financial interest in Vipshop Holdings Limited or the VIEs, (iii) none of the members of the board of directors of Vipshop Holdings Limited or its operating entities, including the VIEs, is an official of the Communist Party of China, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Vipshop Holdings Limited or the VIEs contains any charter of the Communist Party of China.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Vipshop Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on September 15, 2014 (incorporated by reference to Exhibit 1.2 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 16, 2021)

2.1	Form of Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

2.2	Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.3 to our registration statement on Form S-8 (File No. 333-181559) filed with the Securities and Exchange Commission on May 21, 2012)

2.3	Form of Amendment to Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 99.(A)(2) to the registration statement on Form F-6EF filed by Deutsche Bank Trust Company Americas with the Securities and Exchange Commission on October 21, 2014)

2.4*	Description of Securities

4.1	2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.2	2012 Share Incentive Plan (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.3	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8, as amended, initially filed with the Securities and Exchange Commission on October 22, 2014)

4.4	Form of Employment Agreement between the Registrant and the executives of the Registrant (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

Exhibit Number	Document

4.5	Form of Exclusive Business Cooperation Agreement between a wholly-owned subsidiary of the Registrant and a consolidated variable interest entity of the Registrant, as currently in effect, and a schedule of all executed exclusive business cooperation agreements adopting the same form in respect of a consolidated variable interest entity of the Registrant (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2019)

4.6	Form of Equity Interest Pledge Agreement among a wholly-owned subsidiary of the Registrant, a consolidated variable interest entity of the Registrant, and shareholders of the consolidated variable interest entity of the Registrant, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of a consolidated variable interest entity of the Registrant (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2019)

4.7	Form of Exclusive Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated variable interest entity of the Registrant, and shareholders of the consolidated variable interest entity of the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated variable interest entity of the Registrant (incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2019)

4.8	Form of Power of Attorney by shareholders of a consolidated variable interest entity of the Registrant, as currently in effect, and a schedule of all executed powers of attorney adopting the same form in respect of a consolidated variable interest entity of the Registrant (incorporated by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2019)

4.9	Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and a consolidated variable interest entity of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated variable interest entity of the Registrant (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2019)

4.10	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.11	Strategic Cooperation Framework Agreement dated December 17, 2017 among the Registrant and Shenzhen Tencent Computer Systems Company Limited (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-86788) filed by Tencent Holdings Limited with the Securities and Exchange Commission on January 8, 2018)

4.12	Investor Rights Agreement dated December 29, 2017 among the Registrant, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elegant Motion Holdings Limited, High Vivacity Holdings Limited, Windcreek Limited and Tencent Mobility Limited (incorporated by reference to Exhibit 99.4 to Schedule 13D (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on January 8, 2018)

4.13†	Strategic Business Cooperation Agreement dated November 25, 2019 between the Registrant and SF Holding Co., Ltd. (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 27, 2020)

Exhibit Number	Document

4.14†	English Translation of Supplemental Agreement to Strategic Business Cooperation Agreement in November 2021 between the Registrant and SF Holding Co., Ltd. (incorporated by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 27, 2022)

8.1*	List of Significant Consolidated Entities of the Registrant

11.1*	Amended and Restated Code of Business Conduct and Ethics of the Registrant

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Travers Thorp Alberga

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vipshop Holdings Limited

	By:	/s/ Eric Ya Shen
		Name:	Eric Ya Shen
Date: April 19, 2023		Title:	Chairman of the Board of Directors and Chief Executive Officer

VIPSHOP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Vipshop Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited and its subsidiaries, (collectively referred to as the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, the related notes and the schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Convenience translation
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (aa) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
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
The Company had inventories of RMB 5.52 billion as of December 31, 2022, which represented approximately 16.4% of the Company’s total current assets. Inventories are valued at cost or net realizable value. Inventory write-downs are recorded when estimated future net realizable values are less than costs as well as estimated based on significant management estimates and assumptions used to determine the write-down including the percentages that are applied to different aging and condition of the merchandizes within each product category. In determining the write-down percentages on inventories, the Company takes into considerations of factors such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events. Changes in the write-down percentages could have a significant impact on the recorded balance of inventories in the consolidated financial statements.
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

•
We performed substantive analytical procedure and retrospective review to assess the reasonableness of management’s estimates on write-down percentages by comparing current period trends to historical trends across multiple fiscal periods, including sales trends, inventory aging and gross margin rates to evaluate management’s ability to reasonably estimate inventory write-downs.

/
s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 19, 2023
We have served as the Company’s auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Vipshop Holdings Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Vipshop Holdings Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 19, 2023, expressed an unqualified opinion on those financial statements.
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
April 19, 2023
We have served as the Company’s auditor since 2011.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(aa)
ASSETS
Current assets:
Cash and cash equivalents	16,297,410	21,938,653	3,180,806
Restricted cash	873,859	1,164,748	168,873
Short-term investments	5,381,618	1,595,904	231,384
Accounts receivables, net	459,128	567,730	82,313
Amounts due from related parties, net	637,825	670,187	97,168
Other receivables and prepayments, net	2,326,866	2,280,449	330,634
Loan receivables, net	131	882	128
Inventories	6,865,108	5,515,880	799,727

Total current assets	32,841,945	33,734,433	4,891,033

Property and equipment, net	14,376,712	16,225,589	2,352,489
Deposits for property and equipment	382,121	296,717	43,020
Land use rights, net	6,612,165	7,638,506	1,107,479
Intangible assets, net	320,943	336,599	48,802
Investments in equity method investees	2,476,868	2,162,872	313,587
Other investments	2,482,911	2,660,305	385,709
Other long-term assets	296,366	91,762	13,304
Goodwill	589,165	755,213	109,496
Deferred tax assets, net	760,023	681,770	98,847
Right-of-use assets, net	1,148,322	891,744	129,291

Total assets	62,287,541	65,475,510	9,493,057

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(aa)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (Including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,340 and RMB1,133 as of December 31, 2021 and 2022, respectively)	13,144,935	15,018,138	2,177,425
Advances from customers (Including advances from customers of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB402,482 and RMB269,235 as of December 31, 2021 and 2022, respectively)	1,828,781	1,737,424	251,903
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,478,930 and RMB1,299,350 as of December 31, 2021 and 2022, respectively)	7,658,677	8,394,742	1,217,121
Amounts due to related parties (Including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB120,824 and RMB3,191 as of December 31, 2021 and 2022, respectively)	429,088	151,736	22,000
Deferred income (Including deferred income of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB361,186 and RMB16,297 as of December 31, 2021 and 2022, respectively)	449,693	400,207	58,025
Short-term loans	1,975,184	2,687,438	389,642
Operating lease liabilities (Including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,546 and RMB6,956 as of December 31, 2021 and 2022, respectively)	284,659	136,435	19,781

Total current liabilities	25,771,017	28,526,120	4,135,897

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(aa)
Deferred tax liabilities (Including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB29,032 and RMB28,369 as of December 31, 2021 and 2022, respectively)	437,202	573,734	83,184
Deferred income-noncurrent	1,026,155	1,469,685	213,084
Operating lease liabilities-noncurrent (Including operating lease liabilities-noncurrent of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB358 and RMB 1,499 as of December 31,2021 and 2022, respectively)	952,813	832,928	120,763
Other long term liabilities	272,038	—	—

Total liabilities	28,459,225	31,402,467	4,552,928

Commitments and contingencies (Note 2 3 )
SHAREHOLDERS’ EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 122,975,885 and 124,060,090 shares issued, of which 120,232,895 and 101,621,330 shares were outstanding as of December 31, 2021 and 2022, respectively)	80	80	12
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	11	11	2
Treasury shares, at cost (2,742,990 and 22,438,760 Class A shares as of December 31, 2021 and 2022, respectively)	(1,927,719)	(8,352,511)	(1,211,000)
Additional paid-in capital	12,227,637	13,091,781	1,898,130
Retained earnings	22,421,488	28,720,304	4,164,053
Accumulated other comprehensive loss	(88,599)	(707,628)	(102,596)

Total Vipshop Holdings Limited shareholders’ equity	32,632,898	32,752,037	4,748,601

Non-controlling interests	1,195,418	1,321,006	191,528

Total shareholders’ equity	33,828,316	34,073,043	4,940,129

Total liabilities and shareholders’ equity	62,287,541	65,475,510	9,493,057

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(aa)
Net revenues:
Product revenues	97,449,712	111,256,902	97,250,078	14,099,936
Other revenues	4,408,777	5,802,776	5,902,411	855,769

Total net revenues	101,858,489	117,059,678	103,152,489	14,955,705

Cost of revenues (Including inventory write-down of RMB554,850, RMB35,346 and RMB130,660 for the years ended December 31, 2020, 2021 and 2022, respectively)	(80,573,181)	(93,953,121)	(81,536,409)	(11,821,668)

Gross profit	21,285,308	23,106,557	21,616,080	3,134,037

Operating expenses:
Fulfillment expenses (Including shipping and handling expenses of RMB4,508,208, RMB5,239,085 and RMB5,062,808 for the years ended December 31, 2020, 2021 and 2022, respectively)	(6,878,991)	(7,652,504)	(7,247,210)	(1,050,747)
Marketing expenses	(4,284,274)	(5,089,213)	(2,831,316)	(410,502)
Technology and content expenses	(1,221,264)	(1,517,307)	(1,605,422)	(232,764)
General and administrative expenses	(3,748,548)	(4,189,690)	(4,459,518)	(646,569)

Total operating expenses	(16,133,077)	(18,448,714)	(16,143,466)	(2,340,582)

Other operating income	707,855	924,579	724,832	105,091

Income from operations	5,860,086	5,582,422	6,197,446	898,546
Impairment loss of investments	(43,160)	(414,780)	(93,904)	(13,615)
Interest expenses	(67,357)	(14,461)	(24,258)	(3,517)
Interest income	449,017	671,461	764,018	110,772
Exchange (loss)/gain	(160,097)	(37,052)	687,871	99,732
Investment gain and revaluation of investments	980,868	85,685	546,031	79,167

Income before income taxes and share of income(loss) of equity method investees	7,019,357	5,873,275	8,077,204	1,171,085
Income tax expense	(1,130,016)	(1,222,704)	(1,758,810)	(255,003)
Share of income(loss) of equity method investees, net of tax of nil	30,015	42,303	(6,559)	(951)

Net income	5,919,356	4,692,874	6,311,835	915,131
Net income attributable to non-controlling interests	(12,399)	(11,801)	(13,019)	(1,888)

Net income attributable to Vipshop Holdings Limited’s shareholders	5,906,957	4,681,073	6,298,816	913,243

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)
(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(aa)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares for computing earnings per Class A and Class B ordinary share:
—Basic	135,077,790	136,175,112	127,235,048	127,235,048
—Diluted	138,036,010	138,745,022	128,157,304	128,157,304
Net earnings per Class A and Class B ordinary share
—Basic	43.73	34.38	49.51	7.18
—Diluted	42.79	33.74	49.15	7.13
Net income	5,919,356	4,692,874	6,311,835	915,131
Other comprehensive loss:
Changes in fair value of debt securities derived from the share of loss of an equity method investee	—	—	(8,733)	(1,266)
Foreign currency translation, net of tax of nil	(2,298)	(29,645)	(610,296)	(88,485)

Comprehensive income	5,917,058	4,663,229	5,692,806	825,380

Less: Comprehensive income attributable to non-controlling interests	12,399	11,801	13,019	1,888

Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	5,904,659	4,651,428	5,679,787	823,492

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid in	Retained	Accumulated other comprehensive	Total Vipshop Holdings Limited Shareholders’	Non-controlling	Total
	No. of shares	Amount	No. of shares	Amount	capital	earnings	loss	Equity	interests	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	117,584,362	76	16,510,358	11	9,959,497	11,924,228	(56,656)	21,827,156	422,541	22,249,697
Net income	—	—	—	—	—	5,906,957	—	5,906,957	12,399	5,919,356
Issuance of ordinary shares upon exercises of share options	157,429	—	—	—	895	—	—	895	—	895
Issuance of ordinary shares upon vesting of shares awards	1,481,693	1	—	—	(1)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	835,529	—	—	835,529	—	835,529
Adoption of Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) (Note 2(ae))	—	—	—	—	—	(90,770)	—	(90,770)	—	(90,770)
Capital contribution from non-controlling interests shareholders	—	—	—	—	43,148	—	—	43,148	141,983	185,131
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(2,463)	(2,463)
Non-controlling interests arising from acquisitions (Note 3).	—	—	—	—	—	—	—	—	346,647	346,647
Acquisition of additional equity interest in a subsidiary	—	—	—	—	(21,314)	—	—	(21,314)	(19,853)	(41,167)
Dilution in non-controlling interest due to the Group’s contribution to its subsidiary	—	—	—	—	703	—	—	703	(703)	—
Dividend distribution to non-controlling interest shareholders	—	—	—	—	—	—	—	—	(12,496)	(12,496)
Others	—	—	—	—	(2,272)	—	—	(2,272)	—	(2,272)
Foreign currency translation	—	—	—	—	—	—	(2,298)	(2,298)	—	(2,298)

Balance as of December 31, 2020	119,223,484	77	16,510,358	11	10,816,185	17,740,415	(58,954)	28,497,734	888,055	29,385,789

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid in	Retained	Accumulated other comprehensive	Total Vipshop Holdings Limited Shareholders’	Non-controlling	Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	earnings	loss	Equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	119,223,484	77	16,510,358	11	—	—	10,816,185	17,740,415	(58,954)	28,497,734	888,055	29,385,789
Net income	—	—	—	—	—	—	—	4,681,073	—	4,681,073	11,801	4,692,874
Conversion of ordinary shares (Note 1 8 )	950,000	—	(950,000)	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares (Note 1 8 )	(2,742,990)	—	—	—	2,742,990	(1,927,719)	—	—	—	(1,927,719)	—	(1,927,719)
Issuance of ordinary shares upon exercises of share options	1,646,137	2	—	—	—	—	419,812	—	—	419,814	—	419,814
Issuance of ordinary shares upon vesting of shares awards	1,156,264	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	859,220	—	—	859,220	—	859,220
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	150,471	—	—	150,471	310,677	461,148
Acquisition of additional equity interest in subsidiaries	—	—	—	—	—	—	(18,050)	—	—	(18,050)	2,968	(15,082)
Dividend distribution to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	(18,083)	(18,083)
Foreign currency translation	—	—	—	—	—	—	—	—	(29,645)	(29,645)	—	(29,645)

Balance as of December 31, 2021	120,232,895	80	15,560,358	11	2,742,990	(1,927,719)	12,227,637	22,421,488	(88,599)	32,632,898	1,195,418	33,828,316

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid in	Retained	Accumulated other comprehensive	Total Vipshop Holdings Limited Shareholders’	Non-controlling	Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	earnings	loss	Equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	120,232,895	80	15,560,358	11	2,742,990	(1,927,719)	12,227,637	22,421,488	(88,599)	32,632,898	1,195,418	33,828,316
Net income	—	—	—	—	—	—	—	6,298,816	—	6,298,816	13,019	6,311,835
Repurchase of ordinary shares (Note 1 8 )	(19,695,770)	—	—	—	19,695,770	(6,424,792)	—	—	—	(6,424,792)	—	(6,424,792)
Issuance of ordinary shares upon vesting of shares awards	1,084,205	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	854,930	—	—	854,930	—	854,930
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	6,761	—	—	6,761	184,434	191,195
Acquisition of additional equity interest in subsidiaries	—	—	—	—	—	—	2,453	—	—	2,453	(29,558)	(27,105)
Dividend distribution to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	(42,307)	(42,307)
Changes of fair value of debt securities derived from the share of loss of an equity method investee	—	—	—	—	—	—	—	—	(8,733)	(8,733)	—	(8,733)
Foreign currency translation	—	—	—	—	—	—	—	—	(610,296)	(610,296)	—	(610,296)

Balance as of December 31, 2022	101,621,330	80	15,560,358	11	22,438,760	(8,352,511)	13,091,781	28,720,304	(707,628)	32,752,037	1,321,006	34,073,043

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(aa)
Cash flows from operating activities:
Net income	5,919,356	4,692,874	6,311,835	915,131
Adjustments to reconcile net income to net cash by operating activities:
(Reversal of) provision for allowance for doubtful accounts	(9,131)	(17,118)	70,427	10,211
Inventory write-down	554,850	35,346	130,660	18,944
Depreciation of property and equipment	970,083	1,096,971	1,231,305	178,522
Amortization of deferred income	(27,351)	(39,192)	(41,408)	(6,004)
Impairment of long-lived assets	47,022	61,922	239,302	34,696
Amortization of intangible assets	36,539	12,078	3,256	472
Amortization of land use rights	132,657	150,481	178,840	25,929
Deferred tax assets	(66,259)	(131,756)	79,018	11,457
Deferred tax liabilities	(37,364)	(20,260)	(28,743)	(4,167)
Loss on disposal of property and equipment and land use rights	7,752	5,691	34,785	5,043
Share based compensation expenses	951,048	1,010,013	1,207,581	175,082
Share of (income) loss of equity method investees	(30,015)	(42,303)	6,559	951
Impairment loss of other investments	—	378,989	93,904	13,615
Impairment loss of equity method investees	43,160	35,791	—	—
Investment (gain) loss and revaluation of investments	(293,140)	64,577	(236,374)	(34,271)
Gain on disposal of subsidiaries	(48,626)	(189,142)	—	—
Gain on disposal of equity method investees	(57,629)	—	(304,570)	(44,158)
(Gain) loss on disposal of other investments	(351,863)	355	(91)	(13)
Noncash lease expense	403,875	326,532	293,235	42,515
Changes in operating assets and liabilities:
Accounts receivable	988,109	(88,049)	(99,333)	(14,402)
Amounts due from related parties	(6,493)	5,188	(32,650)	(4,734)
Other receivables and prepayments	727,406	172,448	(263,404)	(38,190)
Other long-term assets	—	(24,584)	8,870	1,286
Interest receivables on short-term investments	(58,719)	(42,618)	(12,294)	(1,782)
Inventories	(527,198)	917,384	1,455,103	210,970
Dividends received from equity method investees	114,579	54,235	149,426	21,665
Accounts payable	1,386,900	(1,941,657)	982,951	142,514
Advances from customers	262,824	269,890	(94,711)	(13,732)
Accrued expenses and other current liabilities	1,268,114	263,960	(248,491)	(36,028)
Amounts due to related parties	(60,644)	(25,200)	(210,952)	(30,585)
Deferred income	(54,186)	67,939	(66,034)	(9,574)
Operating lease liabilities	(365,212)	(316,141)	(318,310)	(46,151)

Net cash generated from operating activities	11,820,444	6,744,644	10,519,692	1,525,212

Cash flows from investing activities:
Purchases of property and equipment	(2,237,257)	(2,732,399)	(2,430,773)	(352,429)
Purchases of land use rights	(34,638)	(846,246)	(671,816)	(97,404)
Government subsidies received for land use rights	205,554	96,365	489,894	71,028
Proceed from disposal of property and equipment and land use rights	305,417	395,077	42,819	6,208
Purchases of short-term investments	(14,349,500)	(8,549,180)	(11,195,077)	(1,623,134)
Redemption of short-term investments upon maturities	9,626,105	10,450,180	14,950,467	2,167,614

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(aa)
Investments in equity method investees and other investments	(1,601,915)	(760,154)	(283,700)	(41,131)
Proceed from disposal of investments	1,053,722	63,826	180,530	26,174
Payment for acquisition, net of cash acquired of RMB183,025, RMB401 and RMB166,193 in 2020, 2021 and 2022, respectively	(569,425)	(148,809)	(387,507)	(56,183)
Deposit paid for other investments	—	(228,571)	—	—
Cash paid for loan originations	(819,767)	(262,275)	(269,335)	(39,050)
Cash received for disposal of subsidiaries	562,791	600,458	2,394	347
Cash received from loan repayments	1,117,786	135,662	621,257	90,074
Other investing activities	46,084	(540,423)	—	—

Net cash (used in) provided by investing activities	(6,695,043)	(2,326,489)	1,049,153	152,114

Cash flows from financing activities:
Proceeds from bank and other borrowings	2,544,445	4,068,888	4,592,327	665,825
Repayment to bank and other borrowings	(2,689,972)	(3,124,583)	(4,047,898)	(586,890)
Borrowing from equity method investees	63,830	40,800	5,000	725
Repayment of loans from equity method investees	(6,470)	(30,600)	(71,400)	(10,352)
Repayment of loans from non-controlling interests	—	—	(24,000)	(3,480)
Borrowing from non-controlling interests shareholders	—	70,000	87,000	12,614
Capital contributions from non-controlling interests shareholders	122,613	461,148	185,195	26,851
Repurchase of ordinary shares	—	(1,938,798)	(6,257,703)	(907,282)
Acquisition of non-controlling interests	(41,167)	(7,374)	(7,105)	(1,030)
Dividend distribution to non-controlling interest shareholders	(12,496)	(18,083)	(34,807)	(5,047)
Proceeds from issuance of ordinary shares upon exercise of share options	895	419,814	—	—
Deferred settlement on acquisition of non-controlling interests	(2,517)	—	—	—

Net cash used in financing activities	(20,839)	(58,788)	(5,573,391)	(808,066)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(12,526)	581	(63,322)	(9,181)

Net increase in cash, cash equivalents and restricted cash	5,092,036	4,359,948	5,932,132	860,079

Cash, cash equivalents and restricted cash at beginning of the year	7,719,285	12,811,321	17,171,269	2,489,600

Cash, cash equivalents and restricted cash at end of the year	12,811,321	17,171,269	23,103,401	3,349,679

Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents	11,995,415	16,297,410	21,938,653	3,180,806
Restricted cash	815,906	873,859	1,164,748	168,873

Total cash, cash equivalents and restricted cash at end of the year	12,811,321	17,171,269	23,103,401	3,349,679

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(aa)
Supplemental disclosures of cash flow information:
Interest paid	67,357	13,766	21,822	3,164
Income tax paid	1,136,012	1,360,721	1,640,885	237,906
Supplemental disclosure of non-cash activities:
Conversion of receivables due from the Group as additional capital contribution made by non-controlling interests shareholders	62,518	—	—	—
Reclassification of land use rights to assets held for sale	109,429	—	—	—
Reclassification of property and equipment to assets held for sale	299,319	—	—	—
Settlement for a loan due from an equity method investee at inventories received (Note 2 4 )	—	216,000	—	—
Disposal of an equity method investment at inventories received (Note 10 )	—	—	177,543	25,741
Settlement of loan received through acquisition of non-controlling interests	—	—	20,000	2,900
Capital contribution from non-controlling interest settled by dividend payable , net of tax of RMB1,500	—	—	6,000	870
Right-of-use assets obtained under operating lease	696,883	163,620	301,796	43,756

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
started to acquire selected
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
The Group evaluates the need to consolidate the VIEs and VIEs’ subsidiaries in which equity holders
do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.
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
The Group, through Vipshop China, entered into a series of contractual arrangements with certain PRC domestic companies and the Nominee Shareholders, pursuant to which the Group is entitled to have the power to direct the activities that most significantly impact the VIEs, and receive effectively all economic benefits generated from the Nominee Shareholders’ equity interests in these VIEs. By entering into a series of contractual arrangements, the Group established three sets of VIEs: (i) Guangzhou Vipshop
E-Commerce
Co., Ltd. (“Vipshop
E-Commerce”);
(ii) Vipshop Information Technology Co., Ltd. (“Vipshop Information”); and (iii) Pin Jun Tong Enterprise Management & Consulting Co., Ltd. (“Pin Jun Tong”).
The Group has concluded that it is the ultimate primary beneficiary of these PRC domestic companies and accordingly, consolidates these VIEs.
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

Equity Interest Pledge Agreements
The Nominee Shareholders of these PRC domestic companies pledged all of their equity interests in these PRC domestic companies as collateral to ensure that these PRC domestic companies fully perform its obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Loan Agreement, and pay the consulting and service fees and repay the loan and the accrued interests to the WFOE when the same becomes due. The agreement will remain in effect until all of the obligations of these PRC domestic companies under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Loan Agreement have been duly performed or terminated.
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
Loan Agreement
The WFOE entered into a loan agreement with the Nominee Shareholders, to provide them loans solely for the purpose of contribution or increase of registered capital or working capital of these PRC domestic companies. The WFOE has the sole discretion to determine the method of repayment, including requiring the Nominee Shareholders to transfer their equity interests in these PRC domestic companies to the WFOE or its designated person.
Vipshop
E-Commerce
was established by Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong on June 22, 2017. As of December 31, 2022, shareholders of Vipshop
E-Commerce
are Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong, holding 66.67% and 33.33% of the total equity interests in Vipshop
E-Commerce,
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

•
Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure the Group have adopted for their business operations does not comply with PRC laws and regulations, the Group could be subject to severe penalties, including shut-down of their Vipshop Online Platform;

•
The Group relies on contractual arrangements with the consolidated variable interest entities and their respective shareholders for the operation of their business, which may not be as effective as direct ownership. If the consolidated variable interest entities and their respective shareholders fail to perform their obligations under these contractual arrangements, the Group may have to resort to arbitration or litigation to enforce their rights, which may be time-consuming, unpredictable, expensive, and damaging to their operations and reputation;

•	The shareholders of the significant consolidated variable interest entity have potential conflict of interest with the Group, which may adversely affect their business;

•
The Group may lose the ability to use and enjoy assets held by the consolidated variable interest entities that are important to the operation of their business if either such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding;

•	The Group’s business may be significantly affected by the PRC Foreign Investment Law;

•	The contractual arrangements with the consolidated variable interest entities may result in adverse tax consequences to the Group.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Principles of consolidation (Continued)

The financial information of the Group’s VIEs and VIEs’ subsidiaries, including total assets, total current liabilities, total liabilities, net revenues, total operating expenses, net income
and cash flows after intercompany eliminations are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Total assets	5,758,094	5,780,797

Total current liabilities	(3,368,308)	(1,596,162)

Total liabilities	(3,397,698)	(1,626,030)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	2,320,227	3,001,552	1,101,098
Total operating expenses	(658,336)	(1,369,792)	(86,115)
Net income	1,663,675	1,145,331	541,290

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	1,900,300	1,110,253	(1,892,620)
Net cash provided by (used in) investing activities	1,243,614	(329,498)	569,610
Net cash used in financing activities	—	(7,374)	—

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(c)	Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The Group’s management made their estimates based on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include inventory write-down, fair value of assets acquired and liabilities assumed in business acquisition, impairment of goodwill and long-lived assets and valuation of other investments. Changes in facts and circumstances may result in revised estimates.

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
The Group’s restricted cash represents mainly deposits held in a designated bank account related to online payments service and other restricted cash items.

(f)	Short-term investments
Short-term investments consist primarily of financial products offered by commercial banks in mainland China and Hong Kong with fixed maturity dates ranging from three months to one year.

(g)	Inventories
Inventories consisting of products available for sales are valued at the lower of cost or net realizable value with cost determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in cost of revenues in the consolidated statements of income and comprehensive income.
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
Accounts receivables are mainly receivables from logistics and warehousing services rendered to the Group’s vendors, receivables from consumer financing business and receivables from payment platform, which are stated at the historical carrying amount net of allowance for uncollectible accounts. The Group makes estimates of expected credit losses for the allowance for credit losses based on assessment of various factors, including historical experience, the age of the accounts receivable balances, probabilities of default and loss given default rates of different types of accounts receivables in each business, credit quality of certain accounts receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that is not probable for the balance to be collected.
Accounts receivables expected to be settled in more than one year as of the balance sheet date are classified into other long-term assets on the consolidated balance sheets.

(i)	Loan receivables, net
Loan receivables mainly represent microcredit made to qualified individual customers who are the end users of the Group’s online marketplace business. The loan periods extended by the Group to the individual customers mainly range from 3 months to 24 months. The Group makes estimates of expected credit loss for the allowance for credit losses based on assessment of various factors, including historical experience, the age of loan receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the counterparties. Uncollectible loan receivables are written off when the Group has exhausted all efforts and determined that it is probable the balance will not be collected.
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
Other receivables and prepayments mainly consisted of deposits, interest receivable, prepayment to suppliers related to procurement activities for goods and services, loans to third parties, VAT and EIT recoverable, advances to supplier related to financing activities and others. The Group makes estimates of expected credit loss for the allowance of other receivables based on assessment of various factors, including probability of default and loss given default rate of different types of other receivables in each business, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible other receivables are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined that it is probable the balance will not be collected.

(k)	Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation and impairment losses. Gains or losses on dispositions of property and equipment are included in
O
ther operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.
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

Identifiable intangibles assets acquired in business combination are determined separately from goodwill based on their fair value if they satisfy either the “contractual-legal” or “separability” criterion.
Intangible assets with a definite economic life are carried at cost less accumulated amortization. Identifiable intangibles assets are amortized using the straight-line method over their respective economic lives.
Intangible assets acquired with indefinite lives are carried at cost less subsequent accumulated impairment loss. Cost to renew or extend the term of a recognized intangible asset is charged to profit or loss as incurred in the consolidated statements of income and comprehensive income.
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
The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and future cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the fair value assessment of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value.
Equity investment with readily determinable fair value
Investments in equity securities that have readily determinable fair value and for which the Group does not have the ability to exercise significant influence are reported at fair value with unrealized gains and losses included in investment gain and revaluation of investments on the consolidated statements of income and comprehensive income.
Available-for-sale debt securities
For investments in investee’s shares which are determined to be debt securities, the Group accounts for as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses, net of taxes recorded in accumulated other comprehensive income or loss. Realized gains or losses on the sales of these securities are recognized in the consolidated statements of operations. The Group evaluates each individual investment periodically for impairment.
Equity investment without readily determinable fair value
The Group’s other investments comprise of investments in privately-held companies that do not have readily determinable fair value and investments in private equity funds accounted for under the practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”). For investments in privately-held companies that do not have readily determinable fair value, the Group applied the measurement alternatives to measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value and carrying amount of the investment as an impairment loss recorded in the consolidated statements of income and comprehensive income.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(o)	Impairment of long-lived assets
The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment writing down the carrying amount to the fair value of these assets.
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
The Group recorded
long-lived assets
impairment of RMB47,022, RMB61,922 and RMB239,302 during the years ended December 31, 2020, 2021 and 2022, respectively, in general and administrative expenses on the consolidated statements of income and comprehensive income.

(p)	Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.
If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value to measure the impairment loss. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.
The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows, which is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.
In 2020, 2021 and 2022, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit exceeded its carrying amount and, therefore, the management concluded that goodwill was not impaired as of December 31, 2020, 2021, and 2022 respectively.

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
The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred, liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill.
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
The Group leases office space, offline stores, apartments and certain equipment under operating leases for terms ranging from short term (under 12 months) to 16 years.
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

From the Perspective of Lessee
(Continued)

A lease liability is recognized for future fixed lease payments and Right-of-use (“ROU”) assets representing the right to use the underlying asset during the lease term.
The Group uses the incremental borrowing rate in determining the present value of lease payments, unless the implicit rate is readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporating lease term, currency risk, credit risk and an adjustment for collateral. If lease terms include options to extend or terminate the lease, the ROU asset and lease liability are measured considering such options when it’s reasonably certain they could be exercised.
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
The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Group’s overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statements of income and comprehensive income on a straight-line basis over the lease term.
From the Perspective of Lessor
The Group leases shop spaces in outlet malls to brand shops and warehouse to suppliers under operating leases ranging from short term (under 12 months) to 20 years.
Under ASC 842, which permits a practical expedient that provides lessors an option not to separate lease and non-lease
components if both of the following criteria are met: (1) the timing and pattern of transfer of the lease and non-lease
component(s) are the same and (2) the lease component would be classified as an operating lease if it were accounted for separately. If both criteria are met, the combined component is accounted for in accordance with ASC 842 if the lease component is the predominant component of the combined component; otherwise, the combined component is accounted for in accordance with the revenue recognition standard. The Group determined that the lease arrangements meet the criteria applying the practical expedient and to account for the lease and non-lease
components as a single lease component under ASC 842. The Group recognized consideration received from the leases, together with other non-lease
components including common area maintenance arrangements on a straight-line basis as the lease component is the predominant component of the combined component.
The Group, as a lessor, retain substantially all of the risks and benefits of ownership of the properties and continue to account for its leases as operating leases. There’s no terms and conditions exist to grant the option for the tenant to purchase the properties upon termination of the lease. Renewal of the leases are negotiated before termination and penalty is imposed if the lessees early terminate the leases. The majority of the Group’s lease contracts are based on the higher of 1) fixed lease payment and 2) variable lease payment based on percentage of gross revenue generated by each tenant. The Group recognizes fixed lease income on a straight-line basis over the terms of the leases and variable lease income are recognized when incurred, both included in other revenues on the consolidated statements of income and comprehensive income. The lessees are generally required to provide the Group with a deposit, which is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Leases (Continued)

From the Perspective of Lessor
(Continued)

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
Product revenue recognition
The majority of the Group’s revenue is derived from online product revenue. The Group generates revenue from the sale of apparel, fashion goods, cosmetics, home goods and lifestyle products and other merchandizes through its online platforms, including its internet website and cellular phone application. The Group recognizes revenue at the point of time when the goods have been received by the customers. The customers have the options to pay for the goods in advance or to pay over an agreed upon instalment period.
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
To determine whether the Group is an agent or principal in the sale of products, the Group considers the following indicators: the Group is primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods or services have been transferred to a customer or handling the return of the goods after transfer of control to the customers, and has discretion in establishing the price of the specified goods or services. The Group records all product revenue on a gross basis except for the products sold where the Company only provides platform access for certain third-party merchants.
Return rights
The Group offers online sales customers with an unconditional right of return for a period of 7
days upon receipt of the products. Accordingly, the Group estimates the expected customer merchandize returns, based on historical return patterns, to record the revenue reversal and a corresponding refund liability which is included in accrued expenses and other current liabilities (Note 13).
Other revenues
Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets and warehouses, fees charged to third-party merchants where the Company provides platform access for sales of their products, logistic services revenue to third-parties, loan facilitation service income and membership fee income.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(s)	Revenue recognition (Continued)

Other revenues
(Continued)

The Group provides promotion and advertising services to the merchants on its platform as well as third-party marketing affiliate’s website or mobile apps. The Group recognizes revenue from pay for performance marketing services for which the customers are charged based on effective clicks or sales, or display the advertising services over the agreed period or based on the rate at per thousand of impressions.
Shan Shan Outlets leases shop space to various brand shops and the warehouses to the suppliers, the related revenue is accounted under ASC Topic 842—Leases, please refer to detail information in Note 2(r).
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
In connection with the Group’s product revenues, certain approved customers have the option to pay for the goods over an installment period up to 24 months. Significant financing component exists in sales paid by installments. The Group elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component for all instances in which the period between payment and transfer of the goods will be one year or less. For the contracts with installment period over 12 months, the transaction price is adjusted for the effects of the time value of money which is equivalent to the amounts charged in separate financing transaction between the Group and its customers at contract inception. The revenues earned from the financing service is recognized over the installment period and included in other revenues.
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

Membership reward program
Shan Shan outlets grant reward points to customers when they purchased goods from shops in outlets operated by the Company. These reward points can be used as credits against payment on future purchases.
Shan Shan outlets considers reward points derived from its own shops in the outlets as a separate performance obligation and allocates the transaction price proportionally between the product sold and reward points granted on a relative standalone selling price basis taking into consideration of the likelihood of future redemption based on historical experience and the equivalent value per reward points when redeemed. The deferred income related to reward points from its own shops is considered as a contract liability which
is not material to the Group’s consolidated financial statements as a whole.
Remaining performance obligations
Remaining performance obligation represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. For the years ended December 31, 2021 and 2022, the Group had unfulfilled performance obligations for products to be
t
ransfe
r
red
 to customers of RMB1,618.8 million and RMB1,538.0 million, and performance obligations mainly related to Super VIP membership fee and reward points of RMB380.7 million and RMB357.8 million, respectively. The Group expects revenue to be recognized for the remaining performance obligations within the next year. The remaining performance obligations are accounted under advance from customers and deferred income.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(s)	Revenue recognition (Continued)

Disaggregation of revenue
The Group disaggregates its product revenue from different types of contracts with customers by nature, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 26 for information. The Group disaggregates its other revenue from different types of contracts with customers by service income and lease income, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. The amounts of service income and lease income were RMB3.96 billion and RMB445.0 million, RMB4.71 billion and RMB1.09 billion, RMB4.43 billion and RMB1.47 billion for the years ended December 31, 2020, 2021 and 2022, respectively.
Contract balances
The estimated returns of inventory remained
in-transit
were recorded as contract assets included in inventory. The balance of contract assets is
RMB294,251 and RMB238,230 as of December 31, 2021 and 2022, respectively.
The Group’s contract liabilities mainly consist of prepayments from customers, Super VIP membership fee, reward points and refund liability related to estimated return. As of December 31, 2021 and 2022, the balances of the contract liabilities are RMB2,369.4 million and RMB2,235.6 million, included in advances from customers, deferred income and accrued expenses and other current liabilities.
Contract liabilities except for refund liability related to estimated return of RMB369.9 million as of January 1, 2021 were recognized as revenue during the year ended December 31, 2022. Contract liabilities except for refund liability related to estimated return of RMB339.8 million as of year ended December 31, 2022 are expected to be realized in the following year.

(t)	Cost of revenues
Cost of revenues consists primarily of cost of merchandizes sold, inventory write-down, cost related to logistics service rendered to customers, cost related to generating promotion and advertising revenue, occupancy cost for retail shops including rental cost, maintenance costs, depreciation expenses and utility cost of the outlets. The amounts of inventory write-down were RMB554,850, RMB35,346 and RMB130,660 for the years ended December 31, 2020, 2021 and 2022, respectively. Cost of revenues does not include fulfillment expenses and on-line
payment processing fee, therefore the Group’s cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.
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
Advertising expenses are charged to the consolidated statements of income and comprehensive income in the period incurred. The amounts of advertising expenses incurred were RMB3.08 billion, RMB 3.28 billion and RMB 1.75 billion for the years ended December 31, 2020, 2021 and 2022, respectively.

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

(y)	Government Grants
Government grants consist of grants related to depreciable assets and other cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Government grants related to depreciable assets are recognized in statement of income over the periods in which depreciation expense on those assets is recognized, corresponding to the useful lives of the assets. Other subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use and tax rebates are recognized when cash is received. RMB395,042, RMB503,685 and RMB 451,664 of government grants recognized were included in other operating income for the years ended December 31, 2020, 2021 and 2022, respectively.

(z)	Foreign currency transactions and translations
The functional currency of the Company, Vipshop HK and other offshores subsidiaries is the United States dollar (“US dollar”). The functional currency of all the other significant subsidiaries and the VIEs is RMB. Foreign currency denominated monetary assets and liabilities are translated into the functional currency at the prevailing exchange rates as of the balance sheet date. Transactions in foreign currencies are translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income and comprehensive income.
RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.
The value of RMB is subject to changes by central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB16.99 billion and RMB18.11 billion as at December 31, 2021 and 2022, respectively.

( aa )	Convenience translation
Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of 6.8972 to US$1.00, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2022.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a
b
) Taxation
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
(a
c
) Value added taxes (“VAT”)
The Group’s PRC
entities
are subject to VAT at rates ranged from 3% to 13% since

April 2019, on proceeds received from customers, and are entitled to a deduction for VAT already paid or borne on the goods purchased and utilized in the production of goods that have generated the gross sales proceeds and service delivered. The VAT balance is recorded either in other current liabilities or other current receivables on the consolidated balance sheets.
(a
d
) Comprehensive income (loss)
Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, comprehensive income (loss) is reported in the consolidated statements of income and comprehensive income, and other comprehensive income (loss) includes foreign currency translation adjustments and changes in
fair value of debt securities derived from the share of loss of an equity method investee.
(a
e
) Concentration and risks
Concentration of customers and suppliers
There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2020, 2021 and 2022.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, net, short-term investments, amounts due from related parties, net and other receivables, net.
The Group places its cash and cash equivalents, restricted cash and short-term investments with financial institutions with high-credit ratings and quality. Accounts receivable primarily consist of receivables from logistics and warehousing services rendered to the Group’s vendors, receivables from consumer financing business and receivables from payment platform. Other receivables mainly consisted of deposits, interest receivable, loans to third parties and advances to suppliers related to financing activities. Amounts due from related parties are loans, deposits and prepayments related to purchases of goods and services from the entities controlled by shareholders of the Group. There are no significant credit risk concentrated with any specific end customers under consumer financing, microcredit loans or suppliers under financing service arrangements. The risk with respect to other items under account and other receivables and amount due from related parties is mitigated by credit evaluations the Group performs on its customers or suppliers and its ongoing monitoring processes of outstanding balances.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a e )	Concentration and risks (Continued)

Concentration of credit risk
(Continued)

On January 1, 2020, the Group adopted ASU 2016-13 using the modified retrospective transition method. ASU 2016-13 replaces the incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model for its financial instruments within the scope of this standard, which are primarily accounts receivable, other receivables, and loan receivables. The cumulative effect from the adoption as of January
 1, 2020 was RMB90,770, which is recorded in retained earnings.

(a f )	Fair value of financial instruments
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
The Group’s short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables, payables, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loan. The carrying amounts of these short-term financial instruments approximate their fair value due to the short-term maturity of these instruments. The carrying amounts of the long-term receivables approximate their fair value as the interest rates are comparable to the prevailing interest rates in the market.
The Group measures its equity investment with readily determinable fair value at its quoted price in active markets.
The Group measures its
available-for-sale
debt securities at fair value based on the recent transactions or based on the market approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms. These investments are classified as level 2 measurement. When no recent transactions are available, a market approach will be used by the Group to measure fair value. The market approach takes into consideration a number of factors including market multiples derived from a set of comparable. The Group has classified these investments as level 3 measurement.
As a practical expedient, the Group uses NAV or its equivalent to measure the fair value of its certain fund investment which the Group does not have the ability to exercise significant influence. NAV is primarily determined based on information provided by external fund administrators. The Company’s investments valued at NAV as a practical expedient are private equity funds, which represent the investment in other investment
s
on the balance sheet.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a f )	Fair value of financial instruments (Continued)

Certain cash-settled share-based compensation arrangements granted by Shan Shan Outlets are recorded as Level 3 financial instruments which are revalued at each reporting period end. The fair value of the liability relating to the cash-settled share-based compensation arrangements was determined using the Monte Carlo Simulation through simulation of the future net profits of the Shan Shan Outlets as disclosed in Note 25(c).

(a g )	Share-based compensation
Employee share-based compensation
Share-based payments made to employees, including equity-classified employee share options, non-vested shares issued to employees and liability-classified employee share options, which the Group has a repurchase option, are recognized as compensation expenses over the requisite service periods. The Group measures the cost of employee services received in exchange for share-based compensation at the fair value of the awards, which are determined on the grant date for equity-classified employee share options and each reporting period end for liability-classified employee share options. The Group recognizes compensation expense on a straight-line basis over the requisite service period for the entire award with graded vesting provided that the amount of compensation cost recognized at any date must at least equal the portion of the fair value of the award that is vested at that date. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up
adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.
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

(a h )	Earnings per share
Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a i )	Treasury shares
Treasury shares represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired share is recorded as treasury shares. The cost of treasury shares is reclassified to “additional paid-in
capital” when it is
re-issued
for the purpose of share options exercised and share awards.

(a j )	Segment reporting
Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.
For the years ended December 31,2020, the Group has determined it has four operating segments, Vip.com, internet finance, Shan Shan Outlets and offline shops, in which the CODM reviews its financial result on a regular basis. From the year ended December 31, 2021, City Outlets is determined as a new additional operating segment. Vip.com and Shan Shan Outlets have been identified as reportable segments. Internet finance, offline shops and City Outlets operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold. The financial information of the respective segments are disclosed in Note 2
6
.

(a k )	Recent accounting pronouncements
Recently adopted accounting pronouncements
In October 2021, the FASB issued ASU
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
Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. The Group adopted the new standard beginning January 1, 2022 with no material impact on the consolidated financial statements.
On November 17, 2021, the FASB issued ASU
2021-10,
which requires business entities to provide certain disclosures when they (1) have received government assistance and (2) use a grant or contribution accounting model by analogy to other accounting guidance. The guidance in ASU
2021-10
is effective for all entities for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Group adopted the new standard beginning January 1, 2022 with no material impact on the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a k )	Recent accounting pronouncements (Continued)

Recently accounting pronouncements issued not yet adopted
In June 2022, the FASB issued ASU
2022-03,
“ Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. “The ASU improves financial reporting for investors and other financial statement users by increasing comparability of financial information across reporting entities that have investments in equity securities measured at fair value that are subject to contractual restrictions preventing the sale of those securities. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. For all entities except investment companies as defined under Topic 946, Financial Services—Investment Companies, the amendments in this ASU should be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. An entity that qualifies as an investment company under Topic 946 should apply the amendments to an investment in an equity security subject to a contractual sale restriction that is executed or modified on or after the date of adoption. An investment company with an equity security subject to a contractual sale restriction that was executed before the date of adoption should continue to account for the equity security until the contractual restrictions expire or are modified using the accounting policy applied before the adoption of the amendments (that is, if an investment company was incorporating the effects of the restriction in the measurement of fair value, it would continue to do so). The Group is currently assessing the impact that ASU
2022-03
will have on its future consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3.	Acquisition

(a)	Acquisition of Shanjing Business Management (Ningbo) Co., Ltd. (“Ningbo Shanjing”) and Harbin Shan Shan Chunxiaqiudong Properties Co., Ltd (“Harbin Shan Shan”) in 2020
In May and July of 2020, to support the Group’s strategy to continue to expand into the outlet business, the Group acquired additional equity interests of 30.38% and 40% in Ningbo Shanjing and Harbin Shan Shan for cash consideration of RMB236,250 and RMB311,200, respective ly
. As a result of these transactions, the Group obtained control in these two entities and therefore accounted for these transactions as business combination.
The aggregated consideration, fair value of assets acquired and liabilities assumed, as well as goodwill resulted from these acquisitions are as follows:

RMB
Consideration:
Cash	547,450
Fair value of the Group’s existing equity method investments at the time of acquisition	1,255,895

Total considerations transferred	1,803,345
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	172,455
Accounts receivables	11,906
Inventories	390
Other receivables and prepayments	21,158
Property and equipment	1,680,199
Land use rights, net	481,400
Deferred tax assets, net	22,447

Total assets acquired	2,389,955
Accounts payables	(168,982)
Advances from customers	(69,855)
Accrued expenses and other current liabilities	(128,058)
Deferred income	(93,243)
Deferred tax liabilities	(305,261)
Total liabilities assumed	(765,399)

Net assets acquired	1,624,556
Non-controlling interests	(228,162)

Goodwill	406,951

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3. Acquisition (Continued)

(a)	Acquisition of Shanjing Business Management (Ningbo) Co., Ltd. (“Ningbo Shanjing”) and Harbin Shan Shan Chunxiaqiudong Properties Co., Ltd (“Harbin Shan Shan”) in 2020 (Continued)

The fair value of the equity method investments on the acquisition date is calculated by deducting the total fair value of additional equity interest acquired from the fair value of 100%
equity interest in these outlets at the date of acquisition using income approach, in particular, the discounted cash flow method to analyze the indicative value of all equity interests in the acquired outlets. The fair value of the outlets acquired are estimated based on significant inputs which mainly include the financial results, growth trends and discount rate. The Group’s existing equity method investments were remeasured to total aggregate fair value at
RMB1,255,895, with the excess over the carrying amount of RMB52,820 recognized as gain on deemed disposal of equity method investments in the consolidated statements of income and comprehensive income. Each of the outlets acquired was insignificant individually and in aggregate.
The results of operation of Ningbo Shanjing and Harbin Shan Shan have been consolidated by the Group from May 15, 2020 and July 21, 2020, respectively, and the results of operations of these two outlets are not material to the Group’s consolidated financial statements as a whole.

(b)	Acquisition of Guiyang Shan Shan Guangda Outlets Plaza Co., Ltd. (“Guiyang Shan Shan”) in 2020
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
non-controlling
interests of RMB118,485.

(c)	Acquisition of Xuzhou Shan Shan Outlets Business Management Co., Ltd (“Xuzhou Shan Shan”) in 2021
In June 2021, the Group acquired 100% of equity interest in Xuzhou Shan Shan for a total cash consideration of RMB149,210. The Group has determined that substantially all of the fair value of the assets group acquired is concentrated in land use rights held by Xuzhou Shan Shan and concluded that the acquired set of activities and assets is not a business. As such, the Group accounted for this transaction as asset acquisition and the acquired asset group were consolidated into a wholly-owned
subsidiary of the Group. Subsequently, a third-party investor has agreed to contribute RMB60,000 into Xuzhou Shan Shan Outlets Business Management Co., Ltd. for 20%
equity interest. As of December 31, 2021 and 2022, the Group has collected RMB16,000 and
RMB38,500
, respectively, and the remaining amounts to be collected based on a payment schedule before July 31, 2023.
As a result of the acquisition, the Group recognized current assets of RMB401, land use rights of RMB170,983, construction in progress of RMB2,293 and deferred tax liabilities of RMB24,467.

(d)	Acquisition of Zhengzhou Shanshan Outlets Plaza Co., Ltd. (“Zhengzhou Shan Shan”) in 2022
In November 2022, to support the Group’s strategic expansion into the outlet business, the Group acquired additional equity interests of 49% in Zhengzhou Shan Shan for cash consideration of RMB553,700. As a result of the transactions, the Group obtained control in the entity and therefore accounted for the transactions as business combination.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3.	Acquisition (Continued)

(d)	Acquisition of Zhengzhou Shanshan Outlets Plaza Co., Ltd. (“Zhengzhou Shan Shan”) in 2022 (Continued)

The consideration, fair value of assets acquired and liabilities assumed, as well as goodwill resulted from the acquisition are as follows:

RMB
Consideration:
Cash	553,700
Fair value of the Group’s existing equity method investment at the time of acquisition	760,200

Total consideration transferred	1,313,900
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	166,193
Accounts receivables	18,839
Inventories	215
Other receivables and prepayments	2,219
Property and equipment	989,334
Land use rights, net	390,590
Deferred tax assets, net	765

Total assets acquired	1,568,155
Accounts payables	(213,422)
Advances from customers	(3,354)
Accrued expenses and other current liabilities	(38,252)
Deferred tax liabilities	(165,275)
Total liabilities assumed	(420,303)

Net assets acquired	1,147,852

Goodwill	166,048

The fair value of the equity method investment on the acquisition date is calculated by deducting the fair value of additional equity interest acquired from the fair value of 100%
equity interest in the outlet at the date of acquisition using income approach, in particular, the discounted cash flow method to analyze the indicative value of all equity interest in the acquired outlet. The fair value of the outlet acquired are estimated based on significant inputs which mainly include the financial results, growth trends and discount rate. The Group’s existing equity method investment was remeasured to fair value at

RMB760,200, with the excess over the carrying amount of RMB307,185 recognized as gain on deemed disposal of equity method investment in the consolidated statements of income and comprehensive income.
The results of operation of Zhengzhou Shan Shan have been consolidated by the Group from November 2022, and the results of operations of the outlet are not material to the Group’s consolidated financial statements as a whole.
Pro forma financial information for the business acquisition of Zhengzhou Shan Shan in the fiscal year 2022 as well as Ningbo Shanjing and Harbin Shan Shan in the fiscal year 2020 is not presented as they are not material to the reported results.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

4.	Accounts receivables, net
Components of accounts receivables are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Receivables for logistics and warehousing services rendered	233,457	239,633
Trade receivables (Note a)	2,482	190,694
Others (Note b)	258,154	192,025

Subtotal	494,093	622,352
Allowance for doubtful accounts:
Balance at beginning of the year	(19,961)	(34,965)
(Collected)/ Write-offs	(11,788)	1,506
Provision	(3,216)	(21,163)

Allowance as of the end of the year	(34,965)	(54,622)

Accounts receivables, net	459,128	567,730

Notes:

(a)	Trade receivables represent financing extended to certain customers when they select to pay for the online product purchases through installments.
(b)	Others mainly represent receivables from provision of rental, online promotion and advertising services and receivables from payment platform.

5.	Other receivables and prepayments, net
Components of other receivables and prepayments are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
VAT and EIT recoverable	747,377	668,233
Deposits	213,921	114,269
Interest receivable	174,688	409,985
Prepayment to suppliers related to procurement activities of goods and services	385,805	450,158
Prepaid expense	63,918	59,496
Loans to third parties	517,200	157,450
Others	255,244	249,199
Advances to suppliers related to financing activities	1,002	221,697

Subtotal	2,359,155	2,330,487
Allowance for doubtful account s :
Balance at beginning of the year	(52,776)	(32,289)
Write-offs	3,598	44,776
Reversal/(Provision)	16,889	(62,525)

Allowance as of the end of the year	(32,289)	(50,038)

Total	2,326,866	2,280,449

6.	Inventories, net
Inventories, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Products	8,306,899	7,096,118
Others	23,387	33,141

Inventories	8,330,286	7,129,259
Inventory write-down	(1,465,178)	(1,613,379)

Total	6,865,108	5,515,880

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

6.	Inventories, net (Continued)
The movement of inventory write-down during the years are as follow:

	As of December 31,
	2021	2022
	RMB	RMB
Balance at beginning of the year	(1,428,531)	(1,465,178)
Charged to cost of sales during the year	(35,346)	(130,660)
Exchange realignment	(1,301)	(17,541)

Balance at end of the year	(1,465,178)	(1,613,379)

7.	Property and equipment, net

	As of December 31,
	2021	2022
	RMB	RMB
Cost:
Buildings	13,489,590	15,876,665
Furniture, fixtures and equipment	3,345,081	3,377,876
Leasehold improvements	1,370,964	1,279,585
Motor vehicles	31,998	29,593
Software	150,824	141,602
Construction in progress	1,056,887	1,484,264

Sub-total	19,445,344	22,189,585
Less: Accumulated depreciation	(4,589,518)	(5,358,117)
Less: Accumulated impairment	(479,114)	(605,879)

Property and equipment, net	14,376,712	16,225,589

Depreciation expenses charged were RMB970.1 million, RMB1,097.0 million and RMB1,231.3 million for the years ended December 31, 2020, 2021 and 2022, respectively.
During the year ended December 31, 2021, the Group identified impairment indicator for its transit warehouses due to their declining utilization rate and recognized an impairment loss of RMB35,364.
During the year ended December 31, 2022, the Group identified impairment indicator for its leasehold improvements and furniture related to offline shops due to their declining performance and recognized an impairment loss of RMB111,726
, and impairment indicator for its transit warehouses due to their declining utilization rate and recognized an impairment loss of
RMB127,576.

8 .	Land use rights, net

	As of December 31,
	2021	2022
	RMB	RMB
Land use rights	7,186,567	8,391,748
Less: accumulated amortization	(519,394)	(698,234)
Less: accumulated impairment	(55,008)	(55,008)

Land use rights, net	6,612,165	7,638,506

The expiry dates of the land use rights range from the years 2049 to 2070.
Amortization expenses charged were RMB132.7 million, RMB150.5 million and RMB178.8 million for the years ended December 31, 2020, 2021 and 2022, respectively. Amortization expense are expected to be at
RMB195.4 million for each of the year ending December 31, 2023, 2024, 2025, 2026 and 2027.
There is no impairment on land use rights recognized for the year ended December 31, 2020,2021 and 2022.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

9 .	Intangible assets, net

	As of December 31, 2021				As of December 31, 2022
	Cost	Accumulated amortization (Note a)	Accumulated Impairment	Net amount	Cost	Accumulated amortization (Note a)	Accumulated Impairment	Net amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domain names	13,334	(13,334)	—	—	14,279	(14,279)	—	—
Trademarks	6,125	(6,040)	—	85	24,992	(9,269)	—	15,723
Payment license (Note b)	319,660	—	—	319,660	319,660	—	—	319,660
Others	73,729	(55,624)	(16,907)	1,198	73,773	(55,650)	(16,907)	1,216

Total	412,848	(74,998)	(16,907)	320,943	432,704	(79,198)	(16,907)	336,599

Note:

(a)
Amortization expenses for intangible assets were RMB36,539, RMB12,078 and RMB3,256 for the years ended December 31, 2020, 2021 and 2022, respectively. Amortization expenses are expected to be
at
RMB3,778, RMB3,778, RMB3,778, 3,778 and RMB629 for the years ending December 31, 2023, 2024, 2025, 2026 and 2027, respectively.

(b)
Payment license has a legal life of 5
years, which enables the Group to provide payment services and qualifies as a paying institution. The Group renewed the license on June 27, 2022 with expiry date in June 2027. The Group believes it would be able to renew the payment license at minimal cost continuously and has the ability to do so. As a result, the payment license is considered by the Group as having an indefinite life because it is expected to contribute to net cash inflow indefinitely.

10 .	Investments in equity method investees
Investments in equity method investees as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Sichuan VipFubon Consumer Finance Co., Ltd (“VipFubon”) (i)	200,580	205,515
Kunshan Baowei Information Technology Limited (“Kunshan Baowei”) (ii)	180,278	—
Shenzhen Tencent Puhe Limited Partnership (“Tencent Puhe”) (iii)	182,682	—
Sequoia Fashion and Technology Industry Fund Investment Limited Partnership (“Sequoia Fashion and Technology”)	543,456	543,949
Shanxi Tianmei Shan Shan Outlets Shopping Mall Co., Ltd (“Shanxi Shan Shan”)	568,066	570,396
Guofu Life Insurance Co., Ltd (“Guofu”) (iv)	—	300,946
Zhengzhou Shan Shan(v)	488,687	—
Gansu Shan Shan Outlets Shopping Mall Co., Ltd (“Gansu Shan Shan”)	161,252	157,761
Others	284,282	516,720
Less:
Impairment	(132,415)	(132,415)

Total	2,476,868	2,162,872

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

10 .	Investments in equity method investees (Continued)

(i)
In October 2021, the Group along with two other
un-affiliate
d
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

(ii)
On December 31, 2021, the Group entered into an agreement with the other shareholder of Kunshan Baowei, pursuant to which the Group agreed to sell its 45% equity interest in Kunshan Baowei at a consideration equivalent to 45% of the consolidated net asset value of Kunshan Baowei as of December 31, 2021. Final consideration was determined at RMB177.5 million and was settled by receiving of inventories on the book as of December 31, 2021 valued

equivalent to the consideration
which resulted in a
disposal loss of RMB 2.7 million recorded in investment gain(loss) and revaluation of investment during the year ended December 31,2022. The disposal was completed on March 29,2022 upon fulfillment of the relevant conditions. Further, the loan receivable due from Kunshan Baowei of RMB216,000 are fully repaid at
equivalent value of inventories on December 31, 2021 (Note 2
4
(i)(a)).

(iii)
In July 2022, Tencent Puhe was liquidated and cash proceed
of RMB 175.8
million was distributed to the Group which resulted in a gain of

RM
B 0.1
million and was recorded in investment gain(loss) and revaluation of investment during the year ended December 31,2022. During the years ended December 31, 2021 and 2022, the Group recognized its share of loss of Tencent Puhe in the amount of RMB7,214 and RMB7,032, respectively.

(iv)
During the year ended December 31, 2021, the Company entered into an agreement to acquire additional 4.43% equity interest in Guofu for consideration of RMB 228.6 million, subject to completion of certain regulatory registration. Guofu is an insurance company providing a broad range of insurance products, including life insurance, annuity, health insurance and accident insurance products, etc. Upon completion of the registration on January 10, 2022, investment carrying value amounted to RMB468.6 million and the Company h
eld
20.43%
of the total share capital of Guofu with significant influence on the investee and accordingly, is reclassified from other investments to equity method investment.

(v)
During the year ended December 31, 2022, the Group acquired additional equity interests in Zhengzhou Shan Shan and consolidated the outlet from the acquisition date. At the acquisition date, a total gain of RMB307,185 was recognized as gain on deemed disposal of equity method investment. Please refer to Note 3 for details.

During the year ended December 31, 2020, 2021 and 2022, the Group recognized gain (loss) on disposal of an equity method investee at the amount of RMB4,809
,
nil
and RMB(2,615)
,
and gain on deemed disposal of equity method investment arising from step acquisition in the amount of RMB52,820, nil and RMB307,185, respectively. During the years ended December 31, 2020, 2021 and 2022, the Group recognized its share of income (loss) of equity method investees at the amount
 o
f
 RMB30,015, RMB42,303 and RMB(6,559), respectively. RMB43,160, RMB35,791 and nil impairment have been recorded on these investments accounted for under equity method for the years ended December 31, 2020, 2021 and 2022, respectively.

1 1 .	Other investments
Other investments consist of equity investments with readily determinable fair value, equity investments without readily determinable fair value and available-for-sale
debt securities. The carrying amounts and fair value of the Group’s other investments as of December 31, 2021 and 2022 are as follows:

	As of December 31, 2021
	Original cost	Unrealized gains (losses)	Accumulated impairment	Translation difference	Balance as of year end
	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	226,200	(80,829)	(48,634)	5,387	102,124
Available-for-sale debt securities (Note b)	112,314	—	(118,689)	6,375	—
Equity investments without readily determinable fair value (Note c)	3,140,343	4,318	(624,929)	(138,945)	2,380,787

Total	3,478,857	(76,511)	(792,252)	(127,183)	2,482,911

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1 1 .	Other investments (Continued)

	As of December 31, 2022
	Original cost	Unrealized gains (losses)	Accumulated impairment	Translation difference	Balance as of year end
	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	223,852	(145,631)	(48,634)	11,046	40,633
Available-for-sale debt securities (Note b)	40,438	—	(35,073)	135	5,500
Equity investments without readily determinable fair value (Note c)	2,806,218	279,535	(507,099)	35,518	2,614,172

Total	3,070,508	133,904	(590,806)	46,699	2,660,305

Note:

(a)	Equity investments with readily determinable fair value
During the years ended December 31, 2020, 2021 and 2022, disposal of equity investments with readily determinable fair value generated proceeds of RMB540,490, RMB63,826 and RMB4,760, resulting in realized gain of RMB486,227, RMB42,141 and RMB2,412 respectively. The Group recorded mark to market adjustments of RMB293,140, RMB(116,567) and RMB(62,390) in investment gain(loss) and revaluation of investments in the consolidated statements of income and comprehensive income during the years ended December 31 , 2020, 2021 and 2022, respectively. Dividend of RMB389, RMB222 and RMB22 was declared to the Group and recorded in investment gain and revaluation of investments during the years ended December 31, 2020, 2021 and 2022 respectively.
No impairment loss was recorded during the years ended December 31, 2020, 2021 and 2022.

(b)	Available-for-sale debt securities
For available-for-sale debt securities, no impairment loss was recorded during the years ended December 31, 2020, 2021 and 2022, respectively.

(c)	Equity investments without readily determinable fair value
During the year ended December 31, 2020, disposal of equity investments without readily determinable fair value generated proceeds of R
MB508,423, resulting in gross realized gain of RMB68,163 and gain on disposal of RMB351,863 recorded to net income. The Group recorded impairment loss of nil,
RMB378,989 and RMB93,904 for years ended December 31, 2020, 2021 and 2022 respectively for the other equity investments without readily determinable fair value. Dividend of RMB229,221, RMB179,270 and RMB28,612 was declared and recorded in investment gain and revaluation of investments during the years ended December 31, 2020, 2021 and 2022 respectively. During the year ended December 31, 2021 and 2022, dividends of RMB51,635 and
RMB23,638
 that
was declared and reinvested into the equity investments without readily determinable fair value, respectively. During the years ended December 31, 2020, 2021 and 2022, fair value changes recognized for equity investments which were measured using NAV practical expedient were nil
,
nil
and RMB
275,217
, respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1 2 .	Other long-term assets

	As of December 31,
	2021	2022
	RMB	RMB
Deposit for investment (Note a)	228,571	—
Long-term accounts receivable (Note b)	394	37
Long-term loan receivables	7,052	2,804
Loans to employees	36,119	30,440
Others	24,584	58,509

Subtotal	296,720	91,790
Allowance for doubt ful accounts:
Balance at beginning of the year	(1,462)	(354)
Reversal	1,108	326
Allowance as of the end of the year	(354)	(28)

Total	296,366	91,762

Notes:

(a)
The Group entered into an agreement to acquire additional 4.43% equity interest in one of the other investments for consideration of RMB 228,571 during the year ended December 31, 2021, subject to completion of certain regulatory registration. Such condition was completed on January 10, 2022,the investment was previously recorded as a deposit for investment as of December 31, 2021 and reclassified to equity method investment in January 2022 as disclosed in Note 10(iv).

(b)
The Group provides consumer financing to certain customers with installment payment terms of up to 24 months. The Group records the consumer financing receivables which are expected to be settled longer
than one year from the balance sheet date as long-term accounts receivables

1 3 .	Accrued expenses and other current liabilities

	As of December 31,
	2021	2022
	RMB	RMB
Accrued advertising expense	1,244,782	1,087,818
Accrued shipping and handling expenses	1,438,818	1,492,047
Amounts received on behalf of third-party merchants (Note a)	1,197,209	1,272,829
Accrued payroll and social benefits	662,376	721,182
Deposits from vendors	508,298	550,587
Income tax payables	662,331	689,275
Other tax payables (Note b)	689,681	484,103
Accrued rental expenses	116,167	86,317
Accrued administrative expenses	470,494	404,303
Refund liability (Note c)	369,853	339,821
Cash-settled share-based compensation (Note 25(c))	—	624,689
Loan from non-controlling interests shareholders (Note d)	70,000	133,000
Payables for repurchasing of ordinary shares	—	167,089
Others	228,668	341,682

Total	7,658,677	8,394,742

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

13.	Accrued expenses and other current liabilities (Continued)

Notes:

(a)
Amounts represent the cash collected on behalf of third-party merchants who sold their goods or services through the platforms and cash collected on behalf of the lessee of Shan Shan Outlets related to the consideration for goods sold in outlets.

(b)
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

(d)	Balance mainly represents loans from non-controlling shareholder of Shan Shan Outlets for the outlets’ operation.

14.	Employee retirement benefit
Full time employees in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions made
and accru
ed
 for such
employee
benefits were RMB
262,200
, RMB
344,324
and RMB
370,055
for the years ended December 31, 2020, 2021 and 2022, respectively.

1 5 .	Short-term loans
Components of the outstanding short-term loans are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
RMB denominated (Note a & b)	—	2,681,189
USD denominated (Note b)	1,935,024	—
EUR denominated (Note c)	40,160	6,249

Total	1,975,184	2,687,438

Notes:

(a)
During the year ended December 31, 2021, the Group entered into RMB denominated revolving credit facilities for a total credit of up to RMB2,730.0 million, in which nil was drawn down and RMB1,680.9 million was used for issuing letter of guarantee for procurement as of December 31, 2021. The letter of guarantee expires in 2022.

During the year ended December 31, 2022, the Group entered into new RMB denominated revolving credit facilities for a total credit of up to RMB7,600.0 million, in which RMB2,323.2 million was drawn down and outstanding as short-term loans as of December 31, 2022 with fixed interest rate ranging from 1.5% to 1.8% per annum, and RMB816.7 million was used for issuing letter of guarantee for procurement.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1 5 .	Short-term loans (Continued)

Notes: (Continued)

(b)
During the year ended December 31, 2021, the Group entered into USD denominated revolving credit facility agreements with multiple banks for a total credit of up to US$285.0 million (approximately RMB1,817.1 million) in which US$179.5 million (approximately RMB1,144.4 million) was drawn down and outstanding as of December 31, 2021, with fixed interest rate ranging from 0.936% to
0.94%
per annum. Certain of these agreements allow the Group to specify the currencies at the time of draw-down.

During the year ended December 31, 2022, the Group fully repaid the outstanding balance under these revolving credit facilities as of December 31, 2021 and amended these for a total credit of up to

US$195.0 million (approximately RMB1,345.0
million), in which RMB358.0 million (approximately US$51.9 million) was drawn down and outstanding as of December 31, 2022, with fixed interest rate ranging from
 2.55%
to
2.75% per annum.
During the year ended December 31, 2021, the Group entered into a non-revolving
credit facility agreement for a credit
line
of US$225.0 million (approximately RMB
1, 434.5
million). Under the credit facility agreement, the Group can specify the currencies at the time of drawdown. The Group drew down US$124 million (approximately RMB790.6 million) in 2021 and outstanding as of December 31, 2021, with fixed interest rate ranging from
0.99%
to
1.02% per annum.
During the year ended December 31, 2022, the Group repaid the outstanding balance under this non-revolving credit facility as of December 31, 2021 and amended the total credit line t
o US$125.0 million (approximately RMB862.2 million), in which nil was drawn down and outstanding

as of December 31, 2022.

(c)
During the year ended December 31,
2020, the Group entered into a three-year-term credit facility agreement for a credit line of
RMB200.0
million. Under the agreement, the Group can specify the currencies at the time of draw-down. During the year ended December 31, 2021,
EUR5.6 million (approximately RMB40.2
million) was drawn down and outstanding as of December 31, 2021, with fixed interest rate based on the
3-month
Europe Interbank Offered Rate plus
2.1
%.

During the year ended December 31, 2022, the Group repaid the outstanding balance as of December 31, 2021 and EUR0.8 million (approximately RMB6.2 million) was drawn down and outstanding as of December 31, 2022, with fixed rate based on the
3-month
Europe Interbank Offered Rate plus 2.2%.
Certain credit facilities, aggregating to RMB3,451.6 million and
RMB3,907.1
million as of December 31, 2021 and 2022, are guaranteed by the Company and security deposits, respectively. As of December 31, 2021 and 2022, RMB1,476.4 million and
RMB3,542.9
million, respectively, of these credit facilities remained available.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1 6 .	Leases
The Group leases office space, offline stores, apartments and certain equipment under operating leases for terms ranging from short-term (under 12 months) to 16 years. The Group has options to extend or terminate leases, but the renewals or terminations of these leases are on negotiation basis. None of these leases contain material residual value guarantees or material restrictive covenants, and the Group does not have any financing leases.
Supplemental balance sheet information related to the leases are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
ROU assets	1,148,322	891,744
Operating lease liabilities—current	284,659	136,435
Operating lease liabilities—non-current	952,813	832,928
Weighted-average remaining lease term	6.94	10.28
Weight-average discount rate	4.87%	4.89%
The components of lease costs of these operating leases for the years ended December 31, 2021 and 2022 are as follow:

	Year Ended December 31,
	2021	2022
	RMB	RMB
Operating lease cost for fixed payments	379,323	260,361
Short-term lease costs	25,543	66,929
Variable lease costs	106,251	10,288
Total Lease costs	511,117	337,578
The following table provides supplemental cash flow information related to leases:

	Year Ended December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	397,927	332,135
The following table provides the maturities of lease liabilities at December 31, 2022:

Maturities of lease liabilities at December 31, 2022	Operating leases
2023	134,727
2024	142,036
2025	104,186
2026	86,324
2027	82,767
2028 and thereafter	623,490

Total future undiscounted lease payments	1,173,530
Less: imputed interest	204,167

Total present value of lease liabilities	969,363

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1 7 .	Distribution of profit
Pursuant to the laws applicable to entities incorporated in the PRC, the PRC entities are prohibited from distributing their statutory capital and are required to appropriate from profit after tax, under accounting principles generally accepted in the PRC, to other non-distributable reserve funds after offsetting accumulated losses from prior years, until the cumulative amount of such reserve fund reaches 50% of the registered capital. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation at 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end);
the appropriation to the other fund are at the discretion of the subsidiaries. The PRC entities
are also subject to certain restrictions with respect to transfers of any of their net assets to the Company and the Company does not have legal ownership in VIEs and VIEs’ subsidiaries.
The general reserve is used to offset future extraordinary losses.
PRC entities
may, upon a resolution passed by the shareholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiary. The enterprise expansion reserve is for the expansion of the subsidiary’s operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law, and are not distributable as cash dividends to the Company.
Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC entities
only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s PRC entities
transferred RMB61,925, RMB87,113 and RMB133,629

from current year’s net income to the general reserve during the years ended December 31, 2020, 2021 and 2022, respectively.
The balance of restricted net assets was RMB12.65 billion as of December 31, 2022.

1 8 .	Capital structure
Dual-class share structure
On September 15, 2014, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and re-designated
into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. As of December 31, 2021 and 2022, all Class B ordinary shares were held by the Chairman of the Company.
ADS ratio change
Effective November 3, 2014, the Group changed its ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to five ADSs representing one Class A ordinary share.
Exercise of share options
During the years ended December 31, 2020, 2021 and 2022, 157,429, 1,646,137 and nil Class A ordinary shares were issued respectively, as a result of exercise of share options by employees.
Vesting of shares awards
During the years ended December 31, 2020, 2021 and 2022, 1,481,693, 1,156,264 and 1,084,205 Class A ordinary shares were issued respectively as a result of vesting of shares awards granted to employees.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1 8 .	Capital structure (Continued)

Repurchase of ordinary shares
During the year ended December 31, 2021, the Group repurchased approximately US$304.2 million (RMB1,938.8 million) of ADS representing 2,742,990 class A ordinary shares in accordance with the US$500 million share repurchase program the Company’s board of directors authorized in March 2021.
During the year ended December 31, 2022,the Group repurchased approximately US$952.3 million (RMB6,424.8 million) of ADS representing 19,695,770 class A ordinary shares in accordance with the US$500 million and US$
1
 billion share repurchase program the Company’s board of directors authorized in March 2021 and March 2022.
Conversion of ordinary shares
During the year ended December 31, 2021, 950,000 class B shares were converted into Class A shares.

1 9 .	Non-controlling interests

Non-controlling interests
RMB
Balance as of December 31, 2020	888,055
Net income attributable to non-controlling interests	11,801
Acquisition of additional equity interests in subsidiaries	2,968
Dividend distribution to non-controlling interests holders	(18,083)
Capital contribution from non-controlling interests shareholders (i)	310,677

Balance as of December 31, 2021	1,195,418
Net income attributable to non-controlling interests	13,019
Acquisition of additional equity interests in subsidiaries	(29,558)
Dividend distribution to non-controlling interests holders	(42,307)
Capital contribution from non-controlling interests shareholders (ii)	184,434

Balance as of December 31, 2022	1,321,006

(i)
During the year ended December 31, 2021, a total capital contribution of RMB461,148 was received

from the
non-controlling
shareholders of several subsidiaries of Shan Shan Outlets in which RMB310,677 and RMB150,471 was recorded in non-controlling
interests and additional
paid-in
capital, respectively.

(ii)
During the year ended December 31, 2022, a total capital contribution of RMB191,195 was received

from the
non-controlling
shareholders of several subsidiaries of Shan Shan Outlets in which RMB184,434 and RMB6,761 was recorded in non-controlling
interests and additional
paid-in
capital, respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1 9 .	Non-controlling interests (Continued)

The schedule below discloses the effect of changes in the Company’s ownership interests in subsidiaries on the Company’s equity:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net income attributable to Vipshop Holdings Limited’s shareholders	5,906,957	4,681,073	6,298,816
Transfers (to) from the non-controlling interests:
(Decrease)increase in the Company’s additional paid-in capital in relation to the acquisition of additional equity interests in subsidiaries	(21,314)	(18,050)	2,453
Increase in the Company’s additional paid-in capital in relation to contribution to its subsidiary	703	—	—
Capital contributions from non-controlling interests	43,148	150,471	6,761

Net transfers from non-controlling interests	22,537	132,421	9,214

Changes to net income attributable to Vipshop Holdings Limited’s shareholders, transfers from non-controlling interests	5,929,494	4,813,494	6,308,030

20 .	Other operating income
Other operating income consists of government grants, claims income and other miscellaneous income. Government grants related to depreciable assets are recognized in statement of income over the periods in which depreciation expense on those assets is recognized, corresponding to the useful lives of the assets. Claims income represents settlements received from insurance claims against suppliers who breached the contractual terms.
Other operating income is comprised of:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Government grants	395,042	503,685	451,664
Claims income	141,408	175,499	202,649
Others	171,405	245,395	70,519

Total other operating income	707,855	924,579	724,832

2 1 .	Income taxes
Cayman Islands
Under the current laws of the Cayman Islands, Vipshop Holdings Limited is not subject to tax on its income or capital gains. In addition, upon payments of dividends by Vipshop Holdings Limited to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Group’s subsidiaries operating in Hong Kong are subject to a two-tiered
income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2.0 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate at 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 1 .	Income taxes (Continued)

Singapore
The Company’s wholly owned subsidiaries incorporated in Singapore are subject to Singapore corporate tax at a rate of 17%
on the assessable profits arising from Singapore. Vipshop Singapore Pte. is entitled to enjoy the beneficial tax rate at 10% from July 1, 2022 to June 30, 2027.
The People’s Republic of China
Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically owned enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate at 25%. While the EIT Law equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high and new technology companies, regardless of domestically owned enterprises or FIEs.
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
The Group’s subsidiaries and the variable interest entities in the PRC are all subject to the tax rate at 25% for the periods presented except for some principal subsidiaries that were entitled to the following preferential tax treatment, based on the Group’s assessment and relevant tax regulations:

•
Guangzhou Pinwei Software Co., Ltd. (“Pinwei Software”) was qualified as High and New Technology Enterprises (“HNTE”) and is entitled to a favorable tax rate at 15%. The HNTE qualification was received and approved in December 2020 and need to re-apply
every three years. Pinwei Software is entitled to enjoy the beneficial tax rate at 15% as an HNTE for the years 2020,2021 and 2022.

•
Vipshop (Guangzhou) Software Co., Ltd. (“Guangzhou Software”) was granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2021, and 50% reduction of income tax (i.e. entitled to a favorable tax rate at 12.5%) for the subsequent three consecutive years starting from the taxation year of 2023.

•
Vipshop (Zhuhai)
E-Commerce
Co., Ltd. (“Vipshop Zhuhai”) is entitled to a preferential tax rate at 15% as it is located in Guangdong-Macao In-Depth Cooperation Zone in Hengqin in the PRC, and its primary business falls within the scopes of the encouraged industries stipulated in the related policies.

•
Vipshop (Jianyang)
E-Commerce
Co., Ltd. (“Vipshop Jianyang”), Chongqing Vipshop
E-Commerce
Co., Ltd. (“Vipshop Chongqing”) have been recognized as “encouraged enterprises in an industry sector encouraged by the PRC government” in the Western Region, and are entitled to a preferential tax rate at 15% for the years ended 2020, 2021 and 2022.

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020, 2021 and 2022, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.
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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 1 .	Income taxes (Continued)

The People’s Republic of China
(Continued)

Income by tax jurisdictions:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income from China operations	6,284,697	5,593,215	7,254,315
Income from non-China operations	734,660	280,060	822,889

Total income before tax and share of income(loss) of equity method investees	7,019,357	5,873,275	8,077,204

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income tax expenses
Current tax	1,256,086	1,374,720	1,709,300
Deferred tax	(126,070)	(152,016)	49,510

Total tax expenses	1,130,016	1,222,704	1,758,810

All current tax was related to income tax in mainland China, Hong Kong and Singapore.
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
Due to the present uncertainties resulting from the limited PRC tax guidance on this issue, it is unclear that the legal entities organized outside of PRC should be treated as residents for New Tax Law purposes. Nevertheless, even if one or more of its legal entities organized outside of the PRC were characterized as PRC tax residents, no significant underpayment of income taxes would be expected.
If the entity were to be
non-resident
for PRC tax purpose, dividends paid out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC entities
the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents which meet the criteria of beneficial owner in the Hong Kong Special Administrative Region (“Hong Kong SAR”), the withholding tax would be 5%.
During the year ended December 31, 2022, Vipshop China distributed a portion of the earnings of
RMB 14.98

billion to the holding company located outside mainland China in Hong Kong SAR, and has hence accrued a withholding tax of
RMB 749.2 million and paid RMB 600.0
million to tax bureau as of December 31, 2022, and the remaining tax payable was subsequently paid in January 2023. The remaining undistributed earnings of the Group’s subsidiaries in the PRC that are available for distribution to the Group of approximately
RMB23.11
billion
 and RMB14.35

billion
 as of December 31, 2021 and 2022, respectively are considered to be indefinitely reinvested under ASC
740-30,
Accounting for Income Taxes—Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB1,155.6 million and RMB717.6 million as of December 31, 2021 and 2022 respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 1 .	Income taxes (Continued)

The People’s Republic of China
(Continued)

A reconciliation of the income tax expense to income before income tax expense and share of income of equity method investees computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of income and comprehensive income is as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income before income tax and share of income of equity method investees	7,019,357	5,873,275	8,077,204
Computed income tax expense at PRC EIT tax rate	1,754,839	1,468,319	2,019,301
Effect of non-deductible expenses, including:
-Share-based compensation expenses	134,324	160,204	74,676
-Other non-deductible expenses	27,497	32,390	42,960
Effect of different tax rates of subsidiaries operating in other jurisdiction	(152,863)	79,923	(236,479)
Effect of tax holidays and preferential tax rates granted to PRC entities	(580,608)	(538,797)	(927,595)
Effect of non-taxable income	(90,265)	(51,395)	(162,051)
Change in valuation allowance	37,092	72,060	198,761
Tax on dividends	—	—	749,237

Income tax expenses	1,130,016	1,222,704	1,758,810

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
The aggregate effect	580,608	538,797	927,595
Per share effect:
Class A and Class B ordinary share:
—basic	4.30	3.96	7.29
—diluted	4.21	3.88	7.24

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 1 .	Income taxes (Continued)

The People’s Republic of China
(Continued)

The principal components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	461,974	492,240
Allowance for doubtful debts	11,100	21,080
Impairment of investments	37,836	21,767
Inventory write-down	273,080	295,559
Deferred income	339,230	359,504
Impairment of property and equipment	119,778	151,470
Impairment of land use rights	13,752	13,752
Others	9,096	7,178
Less: valuation allowance	(505,823)	(680,780)

Total deferred tax assets-non-current	760,023	681,770

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax liabilities :
Fair value adjustments of long-lived assets from business acquisition	389,359	535,263
Revaluation of other investments	685	—
Others	47,158	38,471

Total deferred tax liabilities-non-current	437,202	573,734

As of December 31, 2021 and 2022, the amount of tax loss carried forward was RMB65.3 million and nil, respectively, for the Group’s subsidiary incorporated in Hong Kong, which can be carried forward indefinitely to offset future taxable income
.
T
he remaining amount of tax loss of RMB1.62 billion and RMB2.16 billion, mainly arose from the Group’s certain subsidiaries established in the PRC, which can be carried forward to offset future taxable income and will expire during the period from 2023 to 2027.
The Group has provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2021 and 2022, respectively, as management is not able to conclude that the future realization of some of those net operating loss carry forwards and other deferred tax assets are more likely than not.

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
As of December 31, 2020, 2021 and 2022, there are 410,260, 84,088 and 6,456,160 employee share options or non-vested
ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.
Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2020, 2021 and 2022 as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Basic earnings per share attributable to Vipshop Holdings Limited’s ordinary shareholders:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	5,906,957	4,681,073	6,298,816

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	135,077,790	136,175,112	127,235,048

Basic earnings per Class A and Class B ordinary shares	43.73	34.38	49.51

Diluted earnings per share for the years ended December 31, 2020, 2021 and 2022 are calculated as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Diluted earnings per share:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing diluted earnings per Class A and Class B ordinary share	5,906,957	4,681,073	6,298,816

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 2 .	Earnings per share (Continued)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	135,077,790	136,175,112	127,235,048
Dilutive employee share options and non-vested ordinary shares	2,958,220	2,569,910	922,256

Weighted average number of Class A and Class B ordinary shares outstanding for computing diluted earnings per Class A and Class B ordinary share	138,036,010	138,745,022	128,157,304

Diluted earnings per Class A and Class B ordinary shares	42.79	33.74	49.15

2 3 .	Commitments and contingencies
Capital commitment
As of December 31, 2021 and 2022, the Group has contracted for capital expenditures of RMB765,700 and RMB917,763, respectively.
Other commitments
The Group has the following commitments:
As of December 31, 2021 and 2022, the Group has investment commitment of equity investments without readily determinable fair value of RMB 103.5 million and R
MB119.7

million, respectively.
In October 2019, the Group acquired 17% limited partnership interest in Sequoia Fashion and Technology, which is a PRC limited partnership industry fund. As of December 31, 2021 and 2022, the Group’s total contribution to the fund amounted to RMB480.0 million and there is a remaining investment commitment of RMB1,520.0 million. As of December 31, 2021 and 2022, the Group has investment commitment of other equity method investees of
RM
B
85.8
million and RMB
165.2
million, respectively.
Contingencies
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 4 .	Related party transactions
For the years ended December 31, 2020, 2021 and 2022, the Group entered into the following material related party transactions:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Purchase of goods	1,775,600	1,935,511	414,809
Purchase of services	780,050	1,124,708	696,987
Provision of services	44,259	31,345	21,416
Sales of product	102,249	85,718	90,405
Interest income	6,470	6,490	31,753
The goods and services were purchased from or provided to companies either controlled by its shareholders or directors and equity method investees of the Group.
Details of the balances with related parties are as follows:

(a)	Amounts due from related parties, net
Amounts due from related parties as of December 31, 2022 amounted to RMB 670,187, mainly includes RMB106,450 of interest-bearing loans len
t
to Gansu Shan Shan
, which was an equity method investment,
with interest at 3.85% per annum, RMB 516,359 of deposits to VipFubon at 4.95% per annum as shareholder deposits, which are renewed during the year ended December 31,2022, and the remaining of RMB 47,378 mainly includes prepayments related to purchases of goods.
Amounts due from related parties as of December 31, 2021 amounted to RMB637,825, mainly includes RMB 106,450 of interest-bearing loans len
t
to Gansu Shan Shan with interest at 4.35% per annum, RMB498,449 of deposits to VipFubon at 3.85% per annum as shareholder deposits, which the cash transferred was included in other investing activities in cash flow, and the remaining of RMB32,926 mainly includes prepayments related to purchases of goods.
During the year ended December 31, 2021, the loan
amounted to

RMB216,000 with interest rate of 4.35% per annum originated from the Group to Kunshan Baowei was
fully repaid
 in 2021
by receiving of inventories at the carrying value equivalent to the loan amount.

(b)	Amounts due to related parties
Amounts due to related parties as of December 31, 2021 amounted to RMB429,088
, include payables for purchases of goods and other services of RMB357,688 and an interest-free loan of RMB71,400 due from Zhengzhou Shan Shan Outlets for operating use. The outstanding balance as of December 31, 2021 was subsequently repaid in 2022.
Amounts due to related parties as of December 31, 2022 amounted to RMB 151,736, include payables for purchases of goods and other services of RMB 146,736 and an interest-free loan of RM
B
 5,000
from Shanxi Shan Shan Outlets, which was an equity method investment, for operating use.

2 5 .	Share-based payments

(a)	Share incentive plan
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
d
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
The Group uses the Binomial model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm. The Group estimates that the forfeiture rate for key management and employees will be nil and 28% for 2020, nil and 29% for 2021,
and

nil and 26% for 2022, respectively.
The assumptions used in determining the fair value of the share options on the grant date were as follows:

Assumptions	2020
Expected dividend yield	0%
Risk-free interest rate	2.08%
Expected volatility	59.41%
Expected life	10 years
Exercise multiples	2.80 times
Weighted average fair value of underlying ordinary shares (US$/share)	44.77

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 5 .	Share-based payments (Continued)

(a)	Share incentive plan (Continued)

Notes:

(1)	Expected dividend yield:
The expected dividend yield was estimated by the Group based on its dividend policy over the expected life of the options.

(2)	Risk-free interest rate:
Risk-free interest rate was estimated based on the US Treasury Bond as of the valuation date.

(3)	Expected volatility:
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
The fair value of ordinary shares were based on the closing price in the market.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 5 .	Share-based payments (Continued)

(a)	Share incentive plan (Continued)

For the years ended December 31, 2020, 2021 and 2022, the share option movements were as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual years to expiry per share	Weighted average fair value at grant date	Weighted average intrinsic value per option	Aggregate intrinsic value
		US$		US$	US$	US$
Outstanding as of December 31, 2019	2,295,791	27.59	2.09 years	18.31	43.26	99,318,793

Granted	5,363,788	66.85	9.00 years
Forfeited	(13,750)	94.65	1.00 years
Exercised	(157,429)	0.84	0.33 years

Outstanding as of December 31, 2020	7,488,400	56.28	6.77 years	37.55	84.27	631,047,468

Forfeited	(35,572)	2.60	0 years
Exercised	(1,646,137)	39.01	0.55 years

Outstanding as of December 31, 2021	5,806,691	61.51	7.29 years	41.09	(19.51)	(113,305,854)

Forfeited	—
Exercised	—

Outstanding as of December 31, 2022	5,806,691	61.51	6.43 years	41.09	6.69	38,829,460

Non-vested as of December 31, 2022	2,756,391
Options vested and expected to vest as of December 31, 2022	5,806,691	61.51	6.43 years	41.09	6.69	38,829,493
Exercisable as of December 31, 2022	3,050,300	56.69	5.91 years	37.77	11.51	35,108,958
For the years ended December 31, 2020, 2021 and 2022, the Group recognized share-based payment expenses of RMB317,503, RMB247,648 and RMB261,869 in connection with the share options granted to key management and employees, respectively. The total fair value of shares vested during the years ended December 31, 2020, 2021 and 2022 was RMB297,577, RMB471,325 and RMB261,266, respectively.
As of December 31, 2021 and 2022, there was
RMB1,056,206
and RMB824,818 unrecognized compensation cost related to unvested share options granted, respectively. The unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average period of 4
years on a straight-line basis schedule as of December 31, 2022.

(b)	Non-vested shares
During the years ended December 31, 2020, 2021 and 2022, a total of
1,628, 542
, 1,583,290 and 1,950,761
non-vested
shares were granted to executive officers, employees, members of Audit Committee and consultants of the Group under the 2012 and 2014 Plan, respectively.
Most of the
non-vested
shares granted have a vesting period of four years of employment services with the first one-fourth
vesting on the first anniversary from grant date, and the remaining three fourth vesting on a monthly basis over a three-year period ending on the fourth anniversary of the grant date.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 5 .	Share-based payments (Continued)

(b)	Non-vested shares (Continued)

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
For the years ended December 31, 2021 and 2022, the
non-vested
shares movement was as follows:

Non-vested shares outstanding
Outstanding as of December 31, 2020	2,991,693

Granted	1,583,290
Vested	(1,156,264)
Forfeited	(782,945)

Outstanding as of December 31, 2021	2,635,774

Granted	1,950,761
Vested	(1,084,205)
Forfeited	(534,238)

Outstanding as of December 31, 2022	2,968,092

The Group recognized compensation expense over the four year service periods on a straight-line basis, and applied a forfeiture rate of nil for key management for 2020, 2021 and 2022, while the forfeiture rate is 28%, 29% and 26% for employees for the years ended December 31, 2020, 2021 and 2022, respectively. The aggregate fair value of the restricted shares at grant dates was RMB956,864, RMB1,357,118 and RMB601,010 during the years ended December 31, 2020, 2021 and 2022, respectively. The fair value of non-vested
shares are measured at the respective market price of the Company’s ordinary shares on the grant-dates.
For the years ended December 31, 2020, 2021 and 2022, the Group recognized share-based payment expenses of RMB518,026, RMB611,572 and RMB593,061 in connection with the non-vested
shares granted to employees, respectively.
As of December 31, 2021 and 2022, there was
RMB1,405,731
and
RMB1,368,651
unrecognized compensation cost related to
non-vested
shares which is expected to be recognized over a weighted average vesting period o
f 2.79
years and 2.40 years, respectively. The weighted average grant date fair value per share of non-vested
shares granted during the years ended December 31, 2020, 2021 and 2022 were US
$87.13 (approximately RMB587.56), US$132.92 (approximately RMB857.15) and US$46.43 (approximately RMB308.09), respectively.

(c)	Share-based awards relating to Shan Shan Outlets
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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 5 .	Share-based payments (Continued)

(c)	Share-based awards relating to Shan Shan Outlets (Continued)

In December 2019, 7.5% of the equity interest of the Shan Shan Outlets share options were granted to its executive officer under the Shan Shan Plan. In August 2020, 0.1484% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan. In February and August 2021, 0.4208% and 0.7611% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan, respectively. In January and July 2022, 1.3538% and 1.2283% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan, respectively.
The vesting period is generally 4 years of employment services where 25% to 95.83% will be vested on the first anniversary from grant date with the remaining to be vested ratably over the remaining vesting period.
No consideration will be transferred to the Group upon exercise, where Shan Shan Outlets shall repurchase the shares at a price determined based on Shan Shan Outlet’s
3-year-audited-average
net profit. Accordingly, the award is classified as a liability award with fair value recognized at each period end, and the fair value change due to re-measurement
is recognized in the general and administrative expenses. For the years ended December 31, 2020, 2021 and 2022, the Group recognized share-based payment expenses of RMB115,519, RMB150,793 and RMB352,651 in connection with the share options granted.
The Group uses the Monte Carlo Simulation Mode (the “MC” model) to determine the estimated fair value for share- based compensation liability below with the assistance of an independent valuation firm as of December 31, 2020, 2021 and 2022.
The assumptions used in determining the fair value of the share-based awards as of December 31, 2020, 2021 and 2022 were as follows:

Assumptions	2020	2021	2022
Expected dividend yield	0%	0%	0%
Risk-free interest rate	2.72%~2.89%	2.28%~2.52%	1.82%~2.39%
Expected volatility	32.30%~33.90%	36.40%~40.10%	39.51%~44.69%
Total fair value of share-based awards	416,194	551,040	832,456
Notes:

(1)	Expected dividend yield:
The expected dividend yield was estimated by the Group based on Shan Shan Outlet’s dividend policy over the expected life of the awards.

(2)	Risk-free interest rate:
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
For the years ended December 31, 2020, 2021 and 2022, share based compensation expenses have been included in the following balances on the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Fulfillment expenses	(100,486)	(88,985)	(74,063)
Marketing expenses	(16,534)	(26,834)	(14,630)
Technology and content expenses	(152,234)	(252,730)	(242,714)
General and administrative expenses	(681,794)	(641,464)	(876,174)

	(951,048)	(1,010,013)	(1,207,581)

2 6 .	Segment information
Segment revenue and results
For the year ended December 31, 2020, the Group determined it has four operating segments, Vip.com, internet finance, Shan Shan Outlets and offline shops. From the year ended December 31, 2021, City Outlets is determined as a new additional operating segment and the Group determined it has five operating segments. Vip.com and Shan Shan Outlets have been identified as reportable segments while Internet finance, offline shop and City Outlets operating segments were aggregated as others reportable segment.
The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues
Vip.com	99,324,590	114,189,757	100,806,644
Shan Shan Outlets	1,151,331	1,579,032	1,858,668
Others	2,904,182	3,202,867	2,105,712
Inter-segment revenues (Note a)	(1,521,614)	(1,911,978)	(1,618,535)

Total net revenues	101,858,489	117,059,678	103,152,489
Income from operations
Vip.com	6,656,721	6,158,560	7,341,732
Shan Shan Outlets	187,499	357,602	353,875
Others	2,291	88,065	(290,580)
Unallocated expenses (Note b)	(986,425)	(1,021,805)	(1,207,581)

Total income from operations	5,860,086	5,582,422	6,197,446
Total other income	1,159,271	290,853	1,879,758

Income before income taxes and share of income(loss) of equity method investees	7,019,357	5,873,275	8,077,204

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 6 .	Segment information (Continued)

Segment revenue and results (Continued)

Notes:

(a)
Inter-segment revenues mainly consist of payment processing, inter platform technical services, warehousing rental services and supply chain management services, promotion services provided by Vip.com to Internet finance business and internal procurement between offline shops, Shanshan outlets and Vip.com.

(b)	Unallocated expenses include share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.
Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Total depreciation of property and equipment, net
Vip.com	672,957	741,202	846,864
Shan Shan Outlets	125,254	208,091	298,624
Others	171,872	147,678	85,817

	970,083	1,096,971	1,231,305

Interest income and expenses (included in the measurement of segment profit or loss):

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Interest income
Vip.com	313,183	528,294	622,686
Shan Shan Outlets	63,282	57,732	53,659
Others	72,552	85,736	87,925
Inter-segment interest income	—	(301)	(252)

	449,017	671,461	764,018

Interest expense
Vip.com	(61,850)	(13,864)	(23,573)
Shan Shan Outlets	(5,507)	(597)	(685)
Others	—	(301)	(252)
Inter-segment interest income	—	301	252

	(67,357)	(14,461)	(24,258)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net (loss) income of investments accounted under the equity method
Vip.com	(74,794)	(54,715)	(117,176)
Shan Shan Outlets	104,809	97,018	110,617

	30,015	42,303	(6,559)

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 6 .	Segment information (Continued)

Segment revenue and results (Continued)

	Year ended December 31,
	2021	2022
	RMB	RMB
Total assets
Vip.com	46,042,338	47,086,901
Shan Shan Outlets	10,692,051	13,489,858
Others	5,553,152	4,898,751

	62,287,541	65,475,510

Investments in equity method investees
Vip.com	1,258,863	1,434,715
Shan Shan Outlets	1,218,005	728,157

	2,476,868	2,162,872

Total expenditure for additions of long-lived assets
Vip.com	1,808,285	1,073,082
Shan Shan Outlets	1,754,503	1,995,802
Others	15,857	33,705

	3,578,645	3,102,589

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

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Product revenues
Womenswear and menswear	35,403,381	36,387,893	33,332,934
Shoes and bags	10,010,393	10,940,824	8,256,326
Skincare and cosmetics	14,879,902	15,404,639	15,277,888
Sportswear and sporting goods	10,648,291	13,528,783	12,801,388
Home goods and other lifestyle products	9,053,344	10,702,864	8,359,052
Baby and children products	11,400,829	8,700,589	8,735,859
Supermarkets and other products	6,053,572	15,591,310	10,486,631

	97,449,712	111,256,902	97,250,078
Other revenues	4,408,777	5,802,776	5,902,411

Total net revenues	101,858,489	117,059,678	103,152,489

Geographic information
Substantially all revenues and long-lived assets of Group are derived from and located in the PRC.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

27.	Subsequent events
On March 31, 2023, the Company’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$500 million of its American depositary shares or Class A ordinary shares over the next 24-month period. As of the date of this report, the Company had repurchased all of its American depositary shares in accordance with the US$1 billion share repurchase program authorized in March 2022.

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Statements of Income and Comprehensive Income
(All amounts in thousands)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(aa)
General and administrative expenses	(12,625)	(17,956)	(49,776)	(7,216)
Other operating income	81,989	12,745	30,885	4,478

Income(loss) from operations	69,364	(5,211)	(18,891)	(2,738)

Share of loss of an equity method investee	(4,200)	—	—	—
Impairment loss on an equity method investee	(38,115)	—	—	—
Equity income of subsidiaries and VIEs	5,879,908	4,686,284	6,317,707	915,981

Net income attributable to Vipshop Holdings Limited’s shareholders	5,906,957	4,681,073	6,298,816	913,243

Other comprehensive loss:
Foreign currency translation, net of tax of nil	(2,298)	(29,645)	(610,296)	(88,485)
Changes in fair value of debt securities derived from the share of loss of an equity method investee	—	—	(8,733)	(1,266)

Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	5,904,659	4,651,428	5,679,787	823,492

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Balance Sheets
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(aa)
ASSETS
Cash and cash equivalents	337	1,624	235
Investment in subsidiaries	28,904,332	36,076,969	5,230,669
Amount due from subsidiaries	3,812,267	376,331	54,563

TOTAL ASSETS	32,716,936	36,454,924	5,285,467

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	54,374	169,335	24,549
Amount due to subsidiaries	—	3,533,552	512,317
Deferred income	29,664	—	—

Total liabilities	84,038	3,702,887	536,866

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 122,975,885 and 124,060,090 shares issued, of which 120,232,895 and 101,621,330 shares were outstanding as of December 31, 2021 and 2022, respectively)	80	80	12
Class B ordinary shares (US$0.0001 par value,16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	11	11	2
Treasury shares, at cost (2,742,990 and 22,438,760 Class A shares as of December 31, 2021 and 2022, respectively)	(1,927,719)	(8,352,511)	(1,211,000)
Additional paid-in capital	12,227,637	13,091,781	1,898,130
Retained earnings	22,421,488	28,720,304	4,164,053
Accumulated other comprehensive loss	(88,599)	(707,628)	(102,596)

Total shareholders’ equity	32,632,898	32,752,037	4,748,601

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	32,716,936	36,454,924	5,285,467

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Statements of Cash Flows
(All amounts in thousands)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(aa)
Cash flow from operating activities:
Net income	5,906,957	4,681,073	6,298,816	913,243
Adjustments to reconcile net income to net cash by operating activities:
Equity income of subsidiaries and VIEs	(5,879,908)	(4,686,284)	(6,317,707)	(915,981)
Share of results of an equity method investee	4,200	—	—	—
Impairment loss on an equity method investee	38,115	—	—	—
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	107,631	(52,544)	(54,750)	(7,939)
Deferred income	30,374	(710)	(29,664)	(4,301)

Net cash generated from (used in) operating activities	207,369	(58,465)	(103,305)	(14,978)

Cash flows from investing activity:
Changes in amounts due from/to subsidiaries	(208,250)	1,577,719	6,362,371	922,457

Net cash (used in) provided by investing activities	(208,250)	1,577,719	6,362,371	922,457

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of share options	895	419,814	—	—
Repurchase of ordinary shares	—	(1,938,798)	(6,257,703)	(907,282)

Net cash provided by (used in) financing activities	895	(1,518,984)	(6,257,703)	(907,282)

Effect of exchange rate changes on cash and cash equivalents	4	5	(76)	(11)

Net increase in cash and cash equivalents	18	275	1,287	186
Cash and cash equivalents at beginning of the period	44	62	337	49

Cash and cash equivalents at end of the period	62	337	1,624	235

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
As of December 31, 2022, RMB12.65 billion of the restricted capital, reserves and net asset are not available for distribution or transfer respectively, and as such, the condensed financial information of Vipshop Holdings Limited (“Parent Company”) has been presented. Relevant PRC laws and regulations also restrict the subsidiaries in PRC, the VIEs and VIEs’ subsidiaries from transferring a portion of their net assets to the Parent Company in the form of loans and advances or cash dividends.
During each of the three years in the period ended December 31, 2022, no cash dividend was declared and paid by the Parent Company.
As of December 31, 2022, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Parent Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.
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