Form 20-F
period 2023-12-31
Vipshop Holdings Ltd
filed 2024-04-18
CIK 1529192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Mark Wang, Chief Financial Officer
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 92,900,247 Class A ordinary shares, par value US$0.0001 per share, and 15,560,358 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2023.

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

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

•

“active customers” refers to registered members who have purchased from our online sales business or our online marketplace platforms, excluding those who made their purchases from our online stores operated at third-party platforms, at least once during the given period;

•	“ADSs” refers to the American depositary shares, each of which represents 0.2 Class A ordinary shares of our company, par value US$0.0001 per share;

•

“China” or “PRC” refers to the People’s Republic of China, and, unless the context requires otherwise and solely for the purpose of this annual report such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong S.A.R., Macao S.A.R., and Taiwan region of the People’s Republic of China;

•

“GMV” refers to gross merchandise value, the total Renminbi value of all products and services sold through our online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the given period, including our websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either our company or our third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, we do not consider products or services to be sold if the orders were placed and canceled pre-shipment and only included orders that left our or other third-party vendors’ warehouses;

•	a “registered member” refers to any consumer who has registered and created an account with us;

•	“Renminbi” or “RMB” refers to the legal currency of China;

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

•

“total orders” refers to the total number of orders placed during the given period, including the orders for products and services sold through our online sales business and on our online marketplace platforms (excluding, for the avoidance of doubt, orders from our offline stores and outlets), net of orders returned;

•	“U.S. dollars” or “US$” refers to the legal currency of the United States;

•	“Vipshop Online Platform” refers to our Vipshop App mobile application, Vipshop WeChat Mini-Program, and our vip.com website; and

•

“we” or “our company” refers to Vipshop Holdings Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities, or the VIEs.

Beginning in the fourth quarter of 2023, we updated our definition of “active customers” to exclude registered members who make their purchases from our online stores that are operated at third-party platforms. The active customer and repeat customer figures for the historical periods presented in this annual report have been retrospectively adjusted accordingly.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.0999 to US$1.00, which was the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include without limitation statements relating to:

•	our goals and strategies;

•	our future business development, financial condition, and results of operations;

•	the expected growth of the online discount retail market in China;

•	our ability to attract customers and brand partners and further enhance our brand recognition;

•	our expectations regarding demand for and market acceptance of our products and services;

•	competition in our industry;

•	government policies and regulations relating to our industry;

•	fluctuations in general economic and business conditions in China and globally; and

•	assumptions underlying or relating to any of the foregoing.

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

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Vipshop Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and their subsidiaries. Our operations in China are conducted by (i) our PRC subsidiaries and (ii) the consolidated variable interest entities with which one of our PRC subsidiaries maintains contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing and mobile application distribution businesses, and internet-based audio and video services. Accordingly, these businesses in China are operated by the consolidated variable interest entities and their subsidiaries, and such structure is used to provide investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their nominee shareholders to make management decisions of the consolidated variable interest entities and their subsidiaries. Revenues contributed by the consolidated variable interest entities accounted for 2.6%, 1.1%, and 0.3% of our total net revenues in 2021, 2022, and 2023, respectively. However, contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interests and their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. For a more detailed discussion of those risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIEs, and their respective shareholders, as a whole, have not been tested in a court of law in China as of the date of this annual report.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries and the principal consolidated variable interest entity as of the date of this annual report:

Notes:

(1)	Subsidiaries primarily engaged in product procurement business.
(2)

Vipshop E-Commerce is a consolidated variable interest entity that primarily engages in e-commerce platform operation. Shareholders of Vipshop E-Commerce include Eric Ya Shen, our chairman of the board of directors and chief executive officer, and Chan Huang, our employee, holding 66.7% and 33.3% of the total equity interests in Vipshop E-Commerce, respectively.

(3)

Vipshop Information is a consolidated variable interest entity that primarily engages in internet finance business, which represents a nominal portion of our business. Shareholders of Vipshop Information include Eric Ya Shen and Chan Huang, holding 99.2% and 0.8% of the total equity interests in Vipshop Information, respectively.

(4)

Pin Jun Tong is a consolidated variable interest entity with no substantive business. Shareholders of Pin Jun Tong include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 65% and 35% of the total equity interests in Pin Jun Tong, respectively.

(5)	Subsidiaries primarily engaged in retail businesses and warehousing services in the cities of Zhaoqing, Jianyang, Tianjin, and the regions around them.
(6)	Subsidiaries primarily engaged in software development and information technology support.

A series of contractual agreements, including equity interest pledge agreements, exclusive option agreements, powers of attorney, exclusive business cooperation agreements, and loan agreements, have been entered into by and among our PRC subsidiaries, the consolidated variable interest entities, and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. Under the equity interest pledge agreements, the shareholders of the applicable VIE have pledged all of their equity interests in the applicable VIE to the applicable wholly foreign-owned enterprise, or WFOE, to guarantee the applicable VIE’s and its shareholders’ performance of the obligations under the exclusive business cooperation agreement, exclusive option agreement, and loan agreement. Under the exclusive option agreements, the shareholders of the applicable VIE have granted the applicable WFOE an exclusive option to purchase, or designate one or more person(s) to purchase, all or part of their respective equity interests in the applicable VIE at a purchase price equal to the higher of: (i) the amount of registered capital actually contributed by the shareholders; or (ii) a minimum price permitted by applicable PRC laws. Under the powers of attorney, each shareholder of the VIE has irrevocably appointed the applicable WFOE as his/her attorney-in-fact to act on his/her behalf and exercise all of his/her rights as a shareholder of the applicable VIE, including the right to attend shareholder meetings, to exercise voting rights, to appoint directors and senior management of the applicable VIE, and to effect transfers of all or part of his/her equity interests in the applicable VIE pursuant to the equity interest pledge agreements and the exclusive option agreements. Under the exclusive business cooperation agreement, the applicable VIE agrees to engage the applicable WFOE as its exclusive provider of technical, consulting, and other services in relation to its business operations. In consideration of such services, the applicable VIE will pay to the applicable WFOE service fees that amount to all of the applicable VIE’s net income. Under the loan agreements, the applicable WFOE provided loans to the shareholders of the applicable VIE solely for the purpose of contribution or increase of registered capital or working capital of the applicable VIE. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements Relating to the Consolidated Variable Interest Entities.” As a result of these contractual arrangements, we have a “controlling financial interest” in the VIEs as defined in FASB ASC 810 so that we are considered the primary beneficiary of the consolidated variable interest entities for accounting purposes and have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP. Neither Vipshop Holdings Limited nor its investors in the ADSs has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entities and their subsidiaries, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entities and their subsidiaries.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated variable interest entities and their nominee shareholders, as well as the status of the rights of our founders and shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the consolidated variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required licenses, permits, registrations, or approvals, the PRC regulatory authorities would have broad discretion in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated variable interest entities. If the PRC government determines the contractual arrangements that constitute part of the consolidated variable interest entity structure to be incompliance with PRC laws or regulations, or if these laws or regulations or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the consolidated variable interest entities structure, which would likely result in a material adverse change in our operations, and the value of the ADSs may decline significantly or become worthless. Due to the legal uncertainties and jurisdictional limits, our Cayman Islands holding company, our PRC subsidiaries, the consolidated variable interest entities and their subsidiaries, and investors of our company face challenges with respect to the enforceability of the contractual arrangements we have with the consolidated variable interest entities and, consequently, may significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

Our China Operations

We face various risks and uncertainties relating to doing business in China. A majority of our business operations are conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity, data security, and data privacy, as well as the prospective uncertainties as to the ability of the Public Company Accounting Oversight Board, or the PCAOB, to inspect or investigate completely auditors located in mainland China and Hong Kong, such as our auditor headquartered in Hong Kong, which may impact the ability of our holding company, subsidiaries, and the consolidated variable interest entities to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” As of the date of this annual report, regulatory actions relating to data security or anti-monopoly concerns in Hong Kong do not have a material impact on the ability of our holding company, subsidiaries, and the consolidated variable interest entities to conduct business, accept foreign investment, or continue to list on a United States stock exchange. However, new regulatory actions relating to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and we cannot assure you as to whether such regulatory actions may have a material impact on the ability of our holding company, subsidiaries, and the consolidated variable interest entities to conduct business, accept foreign investment, or continue to list on a United States stock exchange.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. As a result, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the year ended December 31, 2022 and we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

Our operations are primarily conducted by our subsidiaries and the consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC legal counsel, Han Kun Law Offices, is of the opinion that our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their business operations in China, including Business Licenses, Value-added Telecommunication Licenses, Food Operating Permit, Internet Drug Information Service Qualification Certificate, Payment Business License, Network Cultural Business License, Record-filing for the Non-commercial Internet Information Services, Record-filing of Public Security for Network User, Record-filing of Online Publication Distribution Service, Record-filing of Type II Medical Devices Operation, Record-filing for a Third-party Platform Providing Online Trading Service of Medical Devices, Record-filing for a Third-party Platform Providing Online Trading Service of Medicines, Record-filing of Online Sales of Medical Device, Record-filing of a Third-party Platform Providing Online Food Trading, Record-filing of Issuers of Single-purpose Commercial Prepaid Cards, Record-filing of Importer or Exporter of Import or Export Goods, Record-filing of a Customs Declaration Entity, Record-filing of Internet Information Service Algorithm, and Record-filing of Mobile Internet Apps, except for certain permissions and approvals in mainland China, including certain Value-added Telecommunication Licenses for internet finance business as well as certain Record-filing of E-commerce Livestream Platform and License for Online Transmission of Audio-visual Programs for our live streaming services, which collectively represents an immaterial portion of our overall business operations. For a detailed description of these licenses and permits, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Licenses and Permits.” As of the date of this annual report, we, our PRC subsidiaries, or the VIEs have not received any denial notification from the authorities in connection with the applications for the necessary permissions or approvals to conduct our business. Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we face challenges in obtaining and maintaining all requisite licenses and permits and may be required to obtain additional licenses, permits, registrations, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If our PRC subsidiaries and the consolidated variable interest entities fail to obtain and maintain the requisite assets, licenses, and approvals required under PRC laws, our business, financial condition, and results of operations may be materially and adversely affected.”

There have been a number of PRC laws, regulations, and rules that regulate the issuances and offerings of securities conducted overseas by China-based issuers as well as the foreign investment therein, including but are not limited to, (i) the Cybersecurity Review Measures jointly promulgated by the Cyberspace Administration of China, or the CAC, and other authorities on December 28, 2021 and effective on February 15, 2022, which requires companies that meet certain criteria to be subject to cybersecurity review, and (ii) the Trial Administration Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, promulgated by the China Securities Regulatory Commission, or the CSRC, on February 17, 2023 and effective on March 31, 2023, which establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. For details of the regulations that may impact our ability to pursue overseas offerings, issuances, and listing, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Listing and M&A.”

Under the current PRC laws, regulations, and rules, in connection with our issuance of securities to foreign investors in the past, our PRC legal counsel, Han Kun Law Offices, is of the opinion that as of the date of this annual report, we, our PRC subsidiaries, and the consolidated variable interest entities, (i) are not required to obtain permissions from or complete filing procedures with the CSRC pursuant to the Overseas Offering and Listing Measures for our historical issuances or offerings of securities to foreign investors that were completed before the date of implementation of the Overseas Offering and Listing Measures, but are required to go through filing procedures with the CSRC for our future issuance or offering of securities if we meet certain conditions set forth in the Overseas Offering and Listing Measures to be considered as an indirect overseas offering and listing by a PRC domestic company, (ii) are not required to go through cybersecurity review by the CAC unless any of our company, our subsidiaries, or the VIEs is deemed to be a critical information infrastructure operator or a network platform operator whose network product or service purchasing or data processing activities affect or may affect national security under the Cybersecurity Review Measures by any government authorities, and (iii) have not been denied by any PRC government authority for any requisite permissions or filing procedures, to the extent applicable with respect to our issuance or offerings of securities to foreign investors in the past. However, given that the implementation of the Cybersecurity Review Measures, the Overseas Offering and Listing Measures, and other applicable regulations may be subject to interpretation and further development, we cannot assure you as to whether or how they will affect our listing status and financing activities in the future. If we fail to go through the cybersecurity review by the CAC, complete the filing procedures with the CSRC, or fulfill other necessary procedures, if required, in a timely manner, or at all, for any future offering or any other activities that are subject to those regulatory requirements, our ability to raise and access capital will be impacted and our operations could be materially and adversely affected accordingly. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of, filing with, and other administrative requirements of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

If (i) any of our holding company, our PRC subsidiaries, or the consolidated variable interest entities fails to receive or maintain any requisite permissions or approvals or complete any requisite filing procedures, (ii) any of our holding company, our PRC subsidiaries, or the consolidated variable interest entities inadvertently concluded that certain permissions or approvals have been acquired or are not required, or that certain filing procedures have been completed or are not required to be completed, or (iii) applicable laws, regulations, or interpretations thereof change and any of our holding company, our PRC subsidiaries, or the consolidated variable interest entities becomes subject to the requirement of additional permissions, approvals, or filing procedures in the future, we cannot assure you that any of our holding company, our PRC subsidiaries, or the consolidated variable interest entities will be able to obtain such permissions or approvals or complete such filing procedures in a timely manner, or at all, and such permissions, approvals, or filings may be rescinded even if obtained or completed. Any such circumstance could subject us to penalties, including fines, suspension of business, and revocation of required licenses, which could materially and adversely affect our business, financial condition, and results of operations.

Cash and Asset Flows Through Our Organization

Vipshop Holdings Limited is a holding company with no operations of its own. Our operations are primarily conducted by our subsidiaries and the consolidated variable interest entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Vipshop Holdings Limited’s ability to pay dividends to the shareholders and investors of the ADSs and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the consolidated variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Vipshop Holdings Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Vipshop Holdings Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries and the consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Our company has established a centralized cash management policy to direct how funds are transferred between Vipshop Holdings Limited, our subsidiaries, and the VIEs to improve the efficiency and ensure the security of cash management. We have established controls and procedures for cash flows within our organization. Under our cash management policy, cash is centrally managed by the treasury department of our company, and each transfer of cash between Vipshop Holdings Limited and a subsidiary or the VIE is subject to internal approval. The treasury department monitors the transfer of funds based on the rolling cash flow forecast of our company. The treasury department also prepares fund management reports regularly, analyzes funds usage and verifies and reports events that lead to major fluctuations in funds to our management team. We only allow authorized departments and personnel to have access to our funds, and we also segregate duties among personnel involved in funds management. Furthermore, all funds are transferred in accordance with the applicable PRC laws and regulations.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, and to the consolidated variable interest entities or their subsidiaries only through loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide RMB funding to their respective subsidiaries only through capital contributions and entrusted loans, and to the consolidated variable interest entities only through entrusted loans. See “Item 5. Operating and Financial Review—B. Liquidity and Capital Resources” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our debt and equity offerings to make loans or additional capital contributions to our PRC subsidiaries in China.”

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership. As of December 31, 2021, 2022, and 2023, the total amount of such restriction to which our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries are subject was RMB12.15 billion, RMB12.65 billion, and RMB15.31 billion (US$2.16 billion). Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries to entities outside of China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries, the consolidated variable interest entities or their subsidiaries in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities or their subsidiaries by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries and payments made by the VIEs to us in accordance with the contractual arrangements to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries and the VIEs to make payments to us could materially and adversely affect our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Government control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.”

For the year ended December 31, 2021, 2022, and 2023, Vipshop Holdings Limited did not provide any capital contribution to its subsidiaries.

For the year ended December 31, 2021, 2022, and 2023, Vipshop Holdings Limited did not extend any intercompany loans to its subsidiaries, and the subsidiaries did not provide any repayment of intercompany loans to Vipshop Holdings Limited.

For the year ended December 31, 2021, 2022, and 2023, our subsidiaries did not extend any intercompany loans to Vipshop Holdings Limited. For the year ended December 31, 2021, 2022, and 2023, our subsidiaries did not extend any intercompany loans to the consolidated variable interest entities, and the consolidated variable interest entities did not provide any repayment of intercompany loans to our subsidiaries.

For the year ended December 31, 2021, 2022, and 2023, an aggregate amount of RMB3.81 billion, RMB2.02 billion, and RMB1.26 billion was provided by the consolidated variable interest entities to our subsidiaries in the form of intercompany loans, respectively, and an aggregate amount of RMB3.74 billion, RMB2.01 billion, and RMB3.26 billion was provided by our subsidiaries to the consolidated variable interest entities in the form of repayment of intercompany loans, respectively.

For the year ended December 31, 2021, 2022, and 2023, our subsidiaries did not make any payment to the consolidated variable interest entities for transfer of property and equipment.

For the year ended December 31, 2021, 2022, and 2023, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a VIE, or its subsidiary, and no subsidiary or VIE paid dividends or made other distributions to its holding company, except for the dividend of RMB14.98 billion paid by Vipshop (China) Co., Ltd., our PRC subsidiary, to its holding company in Hong Kong, Vipshop International Holdings Limited, in 2022. On March 20, 2024, Vipshop (China) Co., Ltd. further paid dividend of RMB3.00 billion to Vipshop International Holdings Limited. These dividends are subject to 5% withholding tax.

For additional information about the services provided, cash flows, or transfer of other assets between our company, our subsidiaries, and the consolidated variable interest entities during the three years ended December 31, 2021, 2022, and 2023, see “Item 3. Key Information—Financial Information Relating to the Consolidated Variable Interest Entities” and Note 2(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

On February 22, 2024, we adopted an annual cash dividend policy. Under the annual cash dividend policy, we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and the applicable laws and regulations. Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to declare dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, that we receive from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

On February 28, 2024, we declared a cash dividend of US$2.15 per ordinary share, or US$0.43 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on March 15, 2024. The cash dividends were paid in April 2024 and the net cash dividends we paid amounted to US$233.3 million, excluding the cash dividends distributed to the bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and our treasury ADSs.

Financial Information Relating to the Consolidated Variable Interest Entities

The following tables present the condensed consolidating schedules for the consolidated variable interest entities and other entities for the years and as of the dates indicated.

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2023
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Net revenues	—	112,556,789	1,374,993	(1,075,762)	112,856,020
Share of gain from subsidiaries and consolidated variable interest entities	8,090,266	—	—	(8,090,266)	—
Net income	8,116,624	7,808,213	366,728	(8,090,266)	8,201,299
Comprehensive income	8,128,663	7,808,213	366,728	(8,090,266)	8,213,338

	For the Year Ended December 31, 2022
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Net revenues	—	102,541,330	1,933,233	(1,322,074)	103,152,489
Share of gain from subsidiaries and consolidated variable interest entities	6,317,707	—	—	(6,317,707)	—
Net income	6,298,816	6,270,670	60,056	(6,317,707)	6,311,835
Comprehensive income	5,679,787	6,270,670	60,056	(6,317,707)	5,692,806

	For the Year Ended December 31, 2021
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Net revenues	—	114,813,941	7,424,952	(5,179,215)	117,059,678
Share of gain from subsidiaries and consolidated variable interest entities	4,686,284	—	—	(4,686,284)	—
Net income	4,681,073	4,307,382	390,703	(4,686,284)	4,692,874
Comprehensive income	4,651,428	4,307,382	390,703	(4,686,284)	4,663,229

Notes:

(1)

For the year ended December 31, 2021, 2022, and 2023, net revenue contributed by Vipshop China and its subsidiaries accounted for 87%, 90%, and 90% of the total net revenue, respectively. For the year ended December 31, 2021, 2022, and 2023, net income contributed by Vipshop China and its subsidiaries accounted for 100%, 96%, and 97% of the total net income, respectively.

(2)

The elimination mainly represents the intercompany service fee for technology services provide by our subsidiaries to the consolidated variable interest entities and services rendered relating to marketing activities provide by the consolidated variable interest entities to our subsidiaries.

Condensed Consolidating Balance Sheets Information

	As of December 31, 2023
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	904	21,558,952	3,854,873	—	25,414,729
Restricted cash	—	32,553	850,084	—	882,637
Short-term investments	—	1,983,201	—	—	1,983,201
Amounts due from related parties, net	—	552,194	1,308	—	553,502

	As of December 31, 2023
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Account and other receivables and prepayments, net	3,374	2,339,022	734,983	—	3,077,379
Amount due from group companies	384,016	10,101,232	8,700	(10,493,948)	—
Loan receivables, net	—	4,437	—	—	4,437
Inventories	—	5,629,443	15,270	—	5,644,713
Property and equipment, net	—	16,833,930	48,170	—	16,882,100
Deposits for property and equipment	—	200,339	400	—	200,739
Land use rights, net	—	10,132,626	—	—	10,132,626
Intangible assets, net	—	13	332,808	—	332,821
Investments in equity method investees	—	1,078,731	1,076,830	—	2,155,561
Other investments	—	2,409,996	506,193	—	2,916,189
Investment in subsidiaries and the consolidated variable interest entities	45,235,847	—	—	(45,235,847)	—
Other long-term assets	—	147,669	—	—	147,669
Goodwill	—	741,922	13,291	—	755,213
Deferred tax assets, net	—	684,738	279	—	685,017
Right-of-use assets, net	—	545,965	8,096	—	554,061

Total assets	45,624,141	74,976,963	7,451,285	(55,729,795)	72,322,594

Amount due to group companies	(8,661,621)	(392,716)	(1,439,611)	10,493,948	—
Other liabilities	(1,116)	(32,699,564)	(1,062,156)	—	(33,762,836)

Total liabilities	(8,662,737)	(33,092,280)	(2,501,767)	10,493,948	(33,762,836)

Shareholders’ equity	(36,961,404)	(41,884,683)	(4,949,518)	45,235,847	(38,559,758)

	As of December 31, 2022
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	1,624	20,231,269	1,705,760	—	21,938,653
Restricted cash	—	32,045	1,132,703	—	1,164,748
Short-term investments	—	1,495,170	100,734	—	1,595,904
Amounts due from related parties, net	—	669,212	975	—	670,187
Account and other receivables and prepayments, net	—	1,844,373	1,003,806	—	2,848,179
Amount due from group companies	376,331	5,199,040	2,016,823	(7,592,194)	—
Loan receivables, net	—	882	—	—	882
Inventories	—	5,514,139	1,741	—	5,515,880
Property and equipment, net	—	16,169,437	56,152	—	16,225,589
Deposits for property and equipment	—	296,605	112	—	296,717
Land use rights, net	—	7,638,506	—	—	7,638,506
Intangible assets, net	—	17	336,582	—	336,599
Investments in equity method investees	—	1,013,567	1,149,305	—	2,162,872
Other investments	—	2,391,821	268,484	—	2,660,305
Investment in subsidiaries and the consolidated variable interest entities	36,076,969	—	—	(36,076,969)	—
Other long-term assets	—	91,762	—	—	91,762
Goodwill	—	741,922	13,291	—	755,213

	As of December 31, 2022
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Deferred tax assets, net	—	680,951	819	—	681,770
Right-of-use assets, net	—	881,411	10,333	—	891,744

Total assets	36,454,924	64,892,129	7,797,620	(43,669,163)	65,475,510

Amount due to group companies	(3,533,552)	(2,393,154)	(1,665,488)	7,592,194	—
Other liabilities	(169,335)	(29,607,102)	(1,626,030)	—	(31,402,467)

Total liabilities	(3,702,887)	(32,000,256)	(3,291,518)	7,592,194	(31,402,467)

Shareholders’ equity	(32,752,037)	(32,891,873)	(4,506,102)	36,076,969	(34,073,043)

Notes:

(1)	As of December 31, 2022 and 2023, assets held by Vipshop China and its subsidiaries accounted for 33% and 37% of our total assets, respectively.
(2)

The elimination mainly represents the intercompany service fee for technology services provide by our subsidiaries to the consolidated variable interest entities and services rendered relating to marketing activities provide by the consolidated variable interest entities to our subsidiaries.

Condensed Consolidating Cash Flow Information

	For the Year Ended December 31, 2023
	Parent Company	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash provided by (used in) operating activities	19,350	14,413,200	(18,037)	—	14,414,513

Loans to group companies (1)	—	—	(1,255,813)	1,255,813	—
Repayments from Group Companies(1)	—	—	3,263,935	(3,263,935)	—
Change in amount due from group companies	5,086,910	—	—	(5,086,910)	—
Other investing activities	—	(5,036,746)	(123,591)	—	(5,160,337)

Net cash provided by (used in) investing activities	5,086,910	(5,036,746)	1,884,531	(7,095,032)	(5,160,337)

Borrowings under loan from group companies(1)	—	1,255,813	—	(1,255,813)	—
Repayment to group companies(1)	—	(3,263,935)	—	3,263,935	—
Change in amount due to ultimate holding company	—	(5,086,910)	—	5,086,910	—
Other financing activities	(5,106,944)	(1,039,061)	—	—	(6,146,005)

Net cash used in financing activities	(5,106,944)	(8,134,093)	—	7,095,032	(6,146,005)

	For the Year Ended December 31, 2022
	Parent Company	Subsidiaries(2)	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(103,305)	10,608,709	14,288	—	10,519,692

Loans to group companies (1)	—	—	(2,016,823)	2,016,823	—
Repayments from Group Companies(1)	—	—	2,007,601	(2,007,601)	—
Change in amount due from group companies	6,362,371	—	—	(6,362,371)	—
Other investing activities	—	479,543	569,610	—	1,049,153

	For the Year Ended December 31, 2022
	Parent Company	Subsidiaries(2)	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash provided by investing activities	6,362,371	479,543	560,388	(6,353,149)	1,049,153

Borrowings under loan from group companies(1)	—	2,016,823	—	(2,016,823)	—
Repayment to group companies(1)	—	(2,007,601)	—	2,007,601	—
Change in amount due to ultimate holding company	—	(6,362,371)	—	6,362,371	—
Other financing activities	(6,257,703)	684,312	—	—	(5,573,391)

Net cash used in financing activities	(6,257,703)	(5,668,837)	—	6,353,149	(5,573,391)

	For the Year Ended December 31, 2021
	Parent Company	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(58,465)	5,828,476	974,633	—	6,744,644
Loans to group companies(1)	—	—	(3,808,295)	3,808,295	—
Repayments from Group Companies(1)	—	1,610	3,740,203	(3,741,813)	—
Change in amount due from group companies	1,577,719	—	—	(1,577,719)	—
Other investing activities	—	(1,996,991)	(329,498)	—	(2,326,489)

Net cash provided by (used in) investing activities	1,577,719	(1,995,381)	(397,590)	(1,511,237)	(2,326,489)

Borrowings under loan from group companies(1)	—	3,808,295	—	(3,808,295)	—
Repayment to group companies(1)	—	(3,740,203)	(1,610)	3,741,813	—
Change in amount due to ultimate holding company	—	(1,577,719)	—	1,577,719	—
Other financing activities	(1,518,984)	1,467,570	(7,374)	—	(58,788)

Net cash used in financing activities	(1,518,984)	(42,057)	(8,984)	1,511,237	(58,788)

Notes:

(1)

For the years ended December 31, 2021, 2022, and 2023, an aggregate amount of RMB3.81 billion, RMB2.02 billion, and RMB1.26 billion (US$176.9 million) was provided by the consolidated variable interest entities to our subsidiaries in the form of intercompany loan, respectively, an aggregate amount of RMB3.74 billion, RMB2.01 billion, and RMB3.26 billion (US$459.7 million) was provided by our subsidiaries to the consolidated variable interest entities in the form of repayment of intercompany loan, respectively.

(2)	In 2022, our PRC subsidiary Vipshop China distributed a portion of the earnings that amounted to RMB14.98 billion to Vipshop International Holdings Limited, its holding company in Hong Kong.

A.	[Reserved]

Selected Consolidated Financial Data

The following selected consolidated statements of income data for the years ended December 31, 2021, 2022, and 2023 and the selected consolidated balance sheets data as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results are not necessarily indicative of results expected for any future periods. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our selected consolidated statements of income data for the years ended December 31, 2019 and 2020 and our selected consolidated balance sheets data as of December 31, 2019, 2020, and 2021 have been derived from our audited consolidated financial statements not included in this annual report.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares, and per share and per ADS data)
Selected Consolidated Statements of Income Data
Product revenues	88,721,311	97,449,712	111,256,902	97,250,078	105,613,485	14,875,348
Other revenues	4,273,107	4,408,777	5,802,776	5,902,411	7,242,535	1,020,090

Total net revenues	92,994,418	101,858,489	117,059,678	103,152,489	112,856,020	15,895,438
Cost of revenues(1)	(72,314,190)	(80,573,181)	(93,953,121)	(81,536,409)	(87,135,128)	(12,272,726)

Gross profit	20,680,228	21,285,308	23,106,557	21,616,080	25,720,892	3,622,712
Operating expenses(2):
—Fulfillment expenses(3)	(7,317,706)	(6,878,991)	(7,652,504)	(7,247,210)	(8,262,004)	(1,163,679)
—Marketing expenses	(3,323,927)	(4,284,274)	(5,089,213)	(2,831,316)	(3,242,215)	(456,656)
—Technology and content expenses	(1,568,107)	(1,221,264)	(1,517,307)	(1,605,422)	(1,767,530)	(248,951)
—General and administrative expenses	(4,064,264)	(3,748,548)	(4,189,690)	(4,459,518)	(4,146,568)	(584,032)

—Goodwill impairment loss	(278,263)	—	—	—	—	—

Total operating expenses	(16,552,267)	(16,133,077)	(18,448,714)	(16,143,466)	(17,418,317)	(2,453,318)
Other operating income	645,413	707,855	924,579	724,832	801,560	112,897

Income from operations	4,773,374	5,860,086	5,582,422	6,197,446	9,104,135	1,282,291
Income before income taxes and share of (loss)/income of equity method investees	4,942,805	7,019,357	5,873,275	8,077,204	9,987,002	1,406,640
Income tax expenses	(983,554)	(1,130,016)	(1,222,704)	(1,758,810)	(1,866,004)	(262,821)
Share of (loss)/income of equity method investees	27,182	30,015	42,303	(6,559)	80,301	11,310

Net income	3,986,433	5,919,356	4,692,874	6,311,835	8,201,299	1,155,129

Net (income)/loss attributable to non-controlling interests	30,399	(12,399)	(11,801)	(13,019)	(84,675)	(11,926)
Net income attributable to our shareholders	4,016,832	5,906,957	4,681,073	6,298,816	8,116,624	1,143,203

Shares used in calculating earnings per share:
Class A and Class B ordinary shares:
—Basic	133,524,129	135,077,790	136,175,112	127,235,048	110,695,778	110,695,778
—Diluted	136,081,415	138,036,010	138,745,022	128,157,304	112,552,398	112,552,398
Net earnings per Class A and Class B ordinary share:
—Basic	30.08	43.73	34.38	49.51	73.32	10.33
—Diluted	29.58	42.79	33.74	49.15	72.11	10.16
Net earnings per ADS(4)
—Basic	6.02	8.75	6.88	9.90	14.66	2.07
—Diluted	5.92	8.56	6.75	9.83	14.42	2.03

Notes:

(1)

Excludes shipping and handling expenses, and includes changes of inventory write-down that amounted to RMB347.5 million for the year ended December 31, 2019, RMB554.9 million for the year ended December 31, 2020, RMB35.3 million for the year ended December 31, 2021, RMB130.7 million for the year ended December 31, 2022, and RMB(681.2) million (US$(95.9) million) for the year ended December 31, 2023.

(2)	Include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	(112,683)	(100,486)	(88,985)	(74,063)	(77,926)	(10,976)
Marketing expenses	(35,038)	(16,534)	(26,834)	(14,630)	(33,379)	(4,701)
Technology and content expenses	(180,493)	(152,234)	(252,730)	(242,714)	(330,197)	(46,507)
General and administrative expenses	(359,869)	(681,794)	(641,464)	(876,174)	(1,068,304)	(150,467)

Total	(688,083)	(951,048)	(1,010,013)	(1,207,581)	(1,509,806)	(212,651)

(3)

Include shipping and handling expenses, which amounted to RMB4.63 billion for the year ended December 31, 2019, RMB4.51 billion for the year ended December 31, 2020, RMB5.24 billion for the year ended December 31, 2021, RMB5.06 billion for the year ended December 31, 2022, and RMB5.84 billion (US$822.1 million) for the year ended December 31, 2023.

(4)	Each ADS represents 0.2 Class A ordinary shares.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash, cash equivalents and restricted cash	7,719,285	12,811,321	17,171,269	23,103,401	26,297,366	3,703,907
Total current assets	23,028,041	31,172,982	32,841,945	33,734,433	37,560,598	5,290,300
Total assets	48,582,678	58,940,814	62,287,541	65,475,510	72,322,594	10,186,426
Total liabilities	26,332,981	29,555,025	28,459,225	31,402,467	33,762,836	4,755,397
Total shareholders’ equity	22,249,697	29,385,789	33,828,316	34,073,043	38,559,758	5,431,029

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. The operational and legal risks as well as the potential consequences associated with having operations in mainland China as discussed in the risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to any operations that we may have in Hong Kong. Below is a summary of material risks that we face, organized under headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

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

•	If we do not compete effectively against existing or new competitors, we may lose market share and customers.

•	We may suffer losses if we are unable to effectively manage our inventory.

•	If we are subject to higher than expected product return rate, our business, financial condition, and results of operations may be materially and adversely affected.

•	We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms.

•

Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy. Any failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, increased cost of operation, or declines in user growth or engagement, or otherwise harm our business.

Risks Relating to Our Corporate Structure

•

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform” on page 38 of this annual report.

•

We rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If the consolidated variable interest entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If the consolidated variable interest entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation” on page 40 of this annual report.

•

The shareholders of the significant consolidated variable interest entity have potential conflict of interest with us, which may adversely affect our business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the significant consolidated variable interest entity have potential conflict of interest with us, which may adversely affect our business” on page 40 of this annual report.

Risks Relating to Doing Business in China

•

Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations” on page 42 of this annual report.

•

Uncertainties with respect to the PRC legal system could adversely affect us. Since the PRC legal system may still be evolving, certain laws and regulations may evolve quickly with little advance notice, and the interpretation and enforcement of these laws and regulations may involve uncertainties and could limit the legal protections available to you and us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” on page 43 of this annual report.

•

A majority of our business operations are conducted in China, and we are subject to complex and evolving PRC laws and regulations. PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” on page 43 of this annual report.

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 43 of this annual report.

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 44 of this annual report.

•

The PRC government may exert more control over offerings conducted overseas by and/or foreign investment in our company, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offshore offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. The approval of, filing with, and other administrative requirements of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of, filing with, and other administrative requirements of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 44 of this annual report.

•

We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business” on page 46 of this annual report.

•

The funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Government control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment” on page 48 of this annual report and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries and payments made by the VIEs to us in accordance with the contractual arrangements to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries and the VIEs to make payments to us could materially and adversely affect our ability to conduct our business” on page 49 of this annual report.

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

We also seek to broaden our product and service offerings through third-party sellers offering their own products and services on our Vipshop Online Platform. The products and services offered by such third-party sellers may differ in category, quality, and value in comparison to those that we directly offer. Such expansion may require us to work with different groups of brand partners and introduce new product and service categories to address the needs of different kinds of customers. We have limited or no experience in some of these new product and service offerings, and our expansion into these new product and service categories may not achieve broad customer acceptance. These offerings may present new and difficult technological or operational challenges, and we may be subject to claims if customers experience service disruptions or failure or other quality issues with these third-party sellers. In addition, our profitability, if any, in our new product and service categories may be lower than in our long-existing categories, which may adversely affect our overall profitability and results of operations.

In addition, we seek to expand into the offline retail business that complements our online business and have for this purpose acquired control in various entities in the past years. As of December 31, 2023, we had a nationwide offline network, primarily consisting of 16 Shan Shan Outlets and a number of other offline retail stores. We cannot assure you that we will be able to compete successfully with existing offline competitors, including, among other things, traditional offline malls that have accumulated considerable customer base and offline stores of other reputable online retailers. We may lack sufficient experience in or capabilities for offline operations, including offline store management. We may not be able to locate desirable sites for our stores. Operating offline stores requires considerable capital and personnel, and we may not be able to generate profits from our offline business to cover the cost within a short period of time. The occurrence of any of the above may adversely affect our business, prospects, financial condition, and results of operations.

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

We source our products from both domestic and international brand partners. As of December 31, 2021, 2022, and 2023, we worked with over 25,000, 27,000, and 29,000 brand partners, respectively. We depend significantly on our ability to source products from brand partners on favorable pricing terms, typically at a substantial discount to the original sales price. However, our agreements do not ensure the long-term availability of merchandise or the continuation of any particular pricing practices. We cannot assure you that our current brand partners will continue to sell products to us on commercially acceptable terms, or at all. In the event that we are not able to purchase merchandise on favorable pricing terms, our revenues, profit margin, and earnings may be materially and adversely affected. Our brand partners primarily include brand owners, and to a lesser extent, brand distributors and resellers. If any brand distributor or reseller fails to obtain or maintain appropriate authorization from the brand owners to sell certain products to us, such brand distributor or reseller may cease selling such products to us at any time, which may adversely affect our business and revenues. Furthermore, although we, as an online distributor, are not directly responsible to obtain customs clearance or other permits for the sale of products imported by our brand partners, we are required under the PRC import regulations to check whether our brand partners who import such products have obtained the requisite import-related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. If any of our brand partners fails to pay the required import tariffs, fails to obtain clearance from the customs or inspection and quarantine bureaus, or fails to meet the product labeling or other mandatory specification requirements, and sells such imported products to us, we may be subject to fines, suspension of business, and confiscation of unlawfully sold products and the proceeds from such sales, depending on the nature and gravity of such liabilities.

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

We are committed to providing superior order fulfillment services to our customers. We primarily rely on high-quality third-party delivery companies to fulfill our product delivery demand, and have built our in-house warehousing systems with nationwide coverage over the years. We have been cooperating with SF Express since November 2019, utilizing its delivery services to optimize the efficiency of our logistics operations, improve operating leverage in our fulfillment expenses, and provide our customers with superior delivery services.

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

We recorded RMB35.3 million, RMB130.7 million, and RMB(681.2) million (US$(95.9) million) in changes of inventory write-down for the years ended December 31, 2021, 2022, and 2023, respectively. Such write-downs primarily reflected the estimated net realizable value of damaged or obsolete inventory.

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

If we are subject to higher than expected product return rate, our business, financial condition, and results of operations may be materially and adversely affected.

Purchases of apparel, fashion accessories, and other items over the internet may be subject to higher return rate than merchandise sold at physical stores. In order to accommodate our customers and to overcome any hesitance that they may have in shopping with us, we currently implement a unified seven-day product return policy for purchases via our Vipshop Online Platform and refund our customers if they refuse to accept the delivery, which also constitutes a product return. Our product return rate increased during 2021 to 2023 due to the increased sales contribution from apparel products, which tend to carry a higher return rate as compared with standardized products, as well as the popularity of our Super VIP Membership program that offers free shipping and free return for its paid members. If we are unable to efficiently manage our product return rate within an appropriate range relative to our sales volume, or if our product return rate increases or is higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rate for such products increases significantly, we may experience an increase in our inventory balance, inventory impairment, and fulfillment costs, which may materially and adversely affect our working capital. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

We rely on online retail of apparel products for a significant portion of our total net revenues.

Online retail sales of apparel products accounted for, and are expected to continue to grow and account for, a significant portion of our total net revenues. We have increased our offerings to include other product categories, including cosmetics, home goods, mother and baby care products, accessories, wellness products, consumer electronic products, furniture, bed and bath, food and snacks, and other lifestyle products. However, we do not expect the sales of these new products and services to increase to a level that would reduce our dependence on our current line of products and services. Any failure in maintaining or increasing the number of our online retail customers or our sales volumes could result in our inability to retain or capture a sufficient share of the markets that we are targeting. Any event that results in a reduction in our sales of apparel products could materially and adversely affect our ability to maintain or increase our current level of revenue, our profitability, and business prospects.

If we are not able to manage our logistics network successfully, our growth potential, results of operations, and business could be materially and adversely affected.

Our logistics network, currently consisting of both regional logistics hubs and local distribution centers, is essential to our business operations. We plan to complete construction of certain logistics centers, and to maintain our logistics network to accommodate increasing volumes of customer orders, enhance customer experience, and provide sufficient coverage across China. However, we cannot assure you that our plans to maintain the operation of our own logistics centers will be successful. We cannot assure you that we can complete the ongoing constructions of our logistics centers in a cost-efficient manner. Nor can we assure you that we will be able to recruit or retain qualified managerial and operational personnel to support our logistics network. If we are unable to effectively control expenses relating to the maintenance of our logistics network, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

Uncertainties regarding the growth and sustained profitability of the online retail market in China, and in particular, the development of the online flash sales business model, could adversely affect our business, prospects, financial condition, and results of operations.

Substantially all of our total net revenue is generated through an online retail business model, and in particular, an online flash sales business model. The long-term viability and prospects of the online retail industry, particularly companies utilizing an online flash sales business model, and B2C e-commerce business generally in China, remain subject to significant uncertainty. Our business, financial condition, and results of operations will depend on numerous factors affecting the development of the online flash sales business and, more broadly, the online retail and e-commerce businesses in China, which may be beyond our control. These factors include the general economic conditions in China, the emergence of alternative retail channels or business models, the success of marketing and brand building efforts by e-commerce and flash sales companies, and the development of payment, logistics, after-sale, and other services associated with e-commerce and flash sales.

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

Our servers may be vulnerable to computer viruses, user traffic boom that exceeds the capacity of our servers, physical or electronic break-ins, and other disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data, or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We did not have any material system failure in 2023.

Additionally, we intend to continue using our available cash and financing options to upgrade and improve our IT systems and cybersecurity to support our business growth. For the year ended December 31, 2021, 2022, and 2023, we spent RMB295.6 million, RMB222.4 million, and RMB233.0 million (US$32.8 million) to maintain our IT and cybersecurity protections, respectively. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future IT systems do not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn, could materially and adversely affect our business, financial condition, and results of operations.

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

Currently, we accept payments through our own Vipshop Payment service and other third-party online payment service providers, such as WeChat Pay, Alipay, and the emerging e-RMB online payment offered by the domestic banks. All of our total online orders are collected through online payment services. Among those online payments, WeChat Pay was used to process a significant portion of our total orders, and our Vipshop Payment service was used to process a meaningful portion of our total orders. In all these online payment transactions, secured transmission of confidential information such as customers’ credit card numbers and personal information over public networks is essential to maintain consumer confidence.

We do not have control over the security measures of our third-party online payment vendors, and security breaches of the online payment services that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment services that we use. If a well-publicized internet or mobile network security breach were to occur, users concerned about the security of their online financial transactions might become reluctant to purchase on our Vipshop Online Platform even if the publicized breach did not involve the online payment services or other methods that we use. In addition, there may be billing software errors that would damage customer confidence in these online payment services. If any of the above with respect to any third-party online payment vendors were to occur and damage our reputation or the perceived security of the online payment services we use, we might lose customers and customers might be discouraged from purchasing on our platform, which may adversely affect our business.

Our growth and profitability depend on the level of consumer confidence and spending in China.

Our business, financial condition, and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. The retail industry, including the online retail sector, is highly sensitive to general economic changes. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies, and global pandemics such as the COVID-19 pandemic can adversely affect consumer confidence and spending. The domestic and international political environments, including military conflicts, economic sanctions, import or export control measures, and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our business, financial condition, and results of operations.

We may incur liability for counterfeit or unauthorized products sold or information posted on our platforms.

We have been and may continue to be subject to allegations that some of the items sold on our platforms are counterfeit or unauthorized from the brand owners. As of December 31, 2021, 2022, and 2023, we worked with over 25,000, 27,000, and 29,000 brand partners, respectively, via our Vipshop Online Platform. We cannot assure you that measures we have adopted in the course of sourcing such products to ensure their authenticity or authorization and to minimize potential liability of infringing third parties’ rights will be effective. Any inadvertent sales of counterfeit, non-authentic or unauthorized items, or public perception of such incidents could harm our reputation, impair our ability to attract and retain customers, and cause us to incur additional costs to respond to any incident of this nature. If counterfeit products, unauthorized products, or products, images, logos, or any other information that otherwise infringe third parties’ rights are sold or posted on our platform, we could also face infringement claims. We have occasionally received claims alleging our infringement of third-party rights and, depending on the circumstances, have incurred significant settlement expenses. We cannot assure you that in the future, we will not be required to allocate significant resources and incur material expenses regarding such claims. We may need to pay substantial amount of compensation to settle similar claims for the avoidance of being involved in any legal proceedings, and could be required to pay substantial damages or to refrain from the sale of products in the event that a claimant prevails in any proceedings against us. In the event that we negligently participate or assist in infringing activities associated with counterfeit goods, forms of potential liabilities that we may be subject to under the PRC law include injunctions to cease infringing activities, rectification, compensation, and administrative penalties. Moreover, our reputation could be adversely affected due to the negative publicity of any infringement claim against us. Any third-party claims may materially and adversely affect our business, prospects, financial condition, and results of operations.

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

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns relating to privacy and sharing, safety, security, and other factors; and

•

complying with applicable laws, rules, and regulations relating to the collection, use, storage, transfer, disclosure, and security of personal information, including any requests from regulatory and government authorities relating to this data.

Regulatory authorities around the world, including China, the European Union, and the United States, have adopted or are considering a number of legislative and regulatory proposals concerning data protection, such as a series of legislations enacted in China, the General Data Protection Regulation that came into application in the European Union, and the California Consumer Privacy Act, the similar legislation enacted in the United States. These legislations, related regulatory proposals, if adopted, and the uncertainty in their interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring companies to change their data practices and policies, which could have an adverse effect on their respective business and results of operations. In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the CAC, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. The Cybersecurity Law came into effect in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information. In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which came into effect in September 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security must be reviewed, and prohibits any individual or entity in China from providing data stored in China to foreign judicial or law enforcement departments without the approval of competent authorities in China. Moreover, in August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which came into effect in November 2021 and further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Privacy” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security” for more details.

In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that a network platform operator that holds personal information of over one million users must apply with the Office of Cybersecurity Review of the CAC for a cybersecurity review before any public offering at a foreign stock exchange. In addition, PRC regulatory authorities may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. While we have not been officially identified as a critical information infrastructure operator by any government authorities as of the date of this annual report, we have been directed by the Office of Cyberspace Affairs Commission of the Guangzhou Municipal Party Committee to conduct cybersecurity self-examinations, including in accordance with the Cybersecurity Examination Guidance for Critical Information Infrastructure Operators in Guangzhou (2020). We have conducted such cybersecurity self-examinations as directed and have submitted the corresponding cybersecurity self-examination reports to the responsible government authority. In other words, we have been subject to requirements imposed under certain PRC laws and regulations that have an apparent application on critical information infrastructure operators and as such it is possible that we may be identified as a critical information infrastructure operator. If we are designated as a critical information infrastructure operator, we will be subject to the requirement of a cybersecurity review and such other requirements and scrutiny from the PRC government authorities under applicable laws and regulations, which may increase our compliance costs and affect our ability to conduct overseas offerings. For example, in relation to our procurement of network products or services, we may be required to assess if there is any national security risk involved when such products or services are used and if national security will be affected or may be affected. We may be required to apply with the Office of Cybersecurity Review of the CAC for a cybersecurity review. We may also be obligated to comply with a hierarchical cybersecurity network security system that has been introduced and to implement technical protection measures and other necessary measures to address cybersecurity incidents, prevent cyber-attacks, forestall illegal and criminal activities, ensure the safe and stable operation of critical information infrastructure, and maintain data integrity, confidentiality, and availability.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-Border Data Flows, establishing a multi-tiered approach for cross-border data provisions. Depending on the types of data operators and the nature and amount of data involved, different measures may apply, which may require the data processors to undergo data export security assessments, enter into standard contractual clauses, or obtain personal information protection certifications. As these provisions are relatively new, we are analyzing whether we are subject to any of these measures. To the extent that we need to go through any of these measures for the cross-border data flows involved in our business operation, we may incur additional costs and devote additional resources to comply with the regulatory requirements. Failure to comply with these regulatory requirements may subject us to regulatory actions or liability, any of which may adversely affect our business, financial condition, and results of operations.

In addition, to the extent that we have accessed data in Hong Kong, we have been compliant with the currently effective laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose protocols and obligations regarding the handling of personal data in Hong Kong. These protocols and obligations include, among other things, that (i) personal data must be collected for a lawful purpose, necessary, and not excessive, (ii) personal data must be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. As of the date of this annual report, we believe that these laws and regulations in Hong Kong regarding data security would not, nor would any non-compliance therewith, have any material adverse impact on our business. However, if certain laws and regulations in Hong Kong were to result in oversight over data security that materially impacts our business in Hong Kong, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our business, financial condition, and results of operations.

The data-related legislations may further evolve and certain concepts thereunder remain subject to clarifications and interpretations by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for the protection and management of such data. The Cybersecurity Review Measures and the draft Regulations on Network Data Security remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the draft Regulations on Network Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures, the enacted version of the draft Regulations on Network Data Security, and the Measures for Security Assessment of Cross-border Data Transfer mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether we can complete these additional procedures timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations and significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners, and others, to protect our proprietary rights. As of December 31, 2023, we had been granted 287 patents and submitted 954 patent applications in China, owned 2,187 registered trademarks in China and 125 registered trademarks outside China, 242 copyrights (including copyrights to 210 software products in China that we develop relating to various aspects of our operations), and 30 registered domain names that are material to our business, including vip.com and vipshop.com. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights, or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services, or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States, or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that the PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source codes in the software that we have developed in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations, and financial condition.

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

The existence of litigation, claims, investigations, and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas, and adversely affect the trading price of our ADSs. The outcome of any claims, investigations, and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation, or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business, or require us to change the manner in which we operate.

We may be subject to potential government investigations or enforcement actions under anti-monopoly and anti-unfair competition laws and regulations.

The PRC government, media outlets, and public advocacy groups have been increasingly focused on anti-monopoly and anti-unfair competition. In October 2020, the SAMR issued the Interim Provisions for Regulating Promotional Activities, which came into effect on December 1, 2020. Among other things, these interim provisions are designed to promote consumer protection and prohibit false or misleading commercial information used in promotional activities. Failure to comply with these provisions may subject us to penalties or other administrative actions by regulatory authorities. On February 7, 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector that aims at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. The guidelines specifically prohibit certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as forcing users to choose the products or services of one operator exclusively from the others. In April 2021, the SAMR, together with certain other PRC government authorities, convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection, and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax, and other related laws and regulations, and requesting such companies to comply with the laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including over 30 companies that attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated that it would organize and conduct inspections on the companies’ rectification results. If a company is found to conduct illegal activities, more severe penalties are expected to be imposed in accordance with the laws. Considering the substantial uncertainty over the interpretation and implementation of the Anti-monopoly Guidelines for the Platform Economy Sector, we may face challenges in addressing its requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so.

On June 24, 2022, the Standing Committee of the National People’s Congress adopted the Decision of the Standing Committee of the National People’s Congress on Amending the PRC Anti-monopoly Law, which came into effect on August 1, 2022. This amendment decision increased the fines on business operators for illegal concentration to no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition, or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition; the anti-monopoly enforcement agency may also order the business operators to cease the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or to take other necessary measures to restore to the status before the concentration if the concentration of the business operators has or may have an effect of excluding or limiting competition. In addition, according to the amendment decision, where a concentration of business operators does not meet the filing threshold set by the State Council but there is evidence that the concentration has or may have the effect of excluding or limiting competition, the anti-monopoly law enforcement agency may order the operators to file the concentration of business operators. Besides, the Provisions on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and last amended on January 22, 2024 further adjusts the filing threshold for concentration of undertaking.

On March 24, 2023, the SAMR released four regulations supporting the Anti-monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which came into effect on April 15, 2023. Each of these regulations superseded and replaced its corresponding interim provisions. The supporting regulations have, among other things, elaborated the specific requirements under the Anti-monopoly Law, optimized the regulatory and enforcement procedures, and imposed more stringent legal responsibilities on the relevant parties.

Due to the enhanced enforcement of the Anti-monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. There are substantial uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and anti-unfair competition laws and regulations in China, and the Anti-monopoly Law, as amended, imposes a higher regulatory requirement for us to complete an acquisition. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with the Anti-monopoly Law and other anti-monopoly and anti-unfair competition laws and regulations. Our failure or perceived failure, if any, to comply with the Anti-monopoly Guidelines for Platform Economy Sector, the Anti-monopoly Law, and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigations, or claims against us and could adversely affect our business, financial condition, and results of operations.

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

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, or the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. For example, China enacted its amended Company Law, which will come into effect on July 1, 2024. The changes are considerable in many respects and will have profound implications for companies incorporated in China, such as the five-year capital contribution timeframe for shareholders of limited liability companies to make their capital contributions in full, subject to applicable rules of transition period to be promulgated in the future. In response to these changes, we may need to devote significant efforts and resources to adapt and conform our PRC corporate practices to the new regulatory regime.

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

Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could adversely affect our growth and business operations. The costs of identifying and consummating acquisitions may be significant. We may also incur significant expenses in obtaining approvals from shareholders and the government authorities in China and elsewhere in the world. Our failure to consummate acquisitions could also require us to pay certain pre-negotiated fees and expenses. Acquired businesses or assets may not generate expected financial results and may have historically incurred and continue to incur losses. In addition, acquisitions could also require the use of substantial amount of cash, issuance of equity or debt securities, incurrence of significant goodwill and related impairment charges, amortization expenses for intangible assets, and exposure to potential unknown liabilities of the acquired businesses or assets, including liabilities as the result of historical actions of the acquired businesses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could materially and adversely affect our business, financial condition, and results of operations.

Any interruption in the operation of our logistics hubs or data centers for an extended period may materially and adversely affect our business.

Our ability to process and fulfill orders accurately and to provide high-quality customer service depends on the efficient and uninterrupted operation of our logistics hubs and servers that we own located in data centers operated by major PRC internet datacenter providers. Our logistics hubs and data centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins, earthquake, human errors, and other events. We have developed a disaster tolerant system which includes real-time data mirroring, daily data back-up and system redundancy solutions. However, we do not carry business interruption insurance. The occurrence of any of the foregoing risks could materially and adversely affect our business, prospects, financial condition, and results of operations.

Pandemics, epidemics, or fear of spread of contagious diseases could disrupt our operations or Chinese or global economies, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as COVID-19, H1N1 flu, H7N9 flu, avian flu, severe acute respiratory syndrome (SARS), Ebola, or other disease could disrupt our business operations in China and elsewhere in the world, reduce or restrict our fulfillment capacity, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Any one or more of these events or recurrence may adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Exposure to credit risks or significant deterioration in the asset quality of our internet finance business may materially and adversely affect our business, financial condition, and results of operation.

In addition to our core online retail business, we also operate internet finance business, serving as a supporting function. We primarily cooperate with banks and third-party consumer financing companies to provide consumer loans to our customers, and charge the banks and third-party consumer financing companies a certain percentage of channel fees. Operating in this highly-regulated and fast-changing business sector involves risks and challenges. It may be difficult for us to capture the demands and preferences in the market and provide financial service products that meet our customers’ requirements and preferences. We may not be able to achieve customer satisfactory.

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

There can be no assurance that we will maintain profitable or positive cash flow from operating activities in the future.

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

Risks associated with our business and operations include, but are not limited to, damage to properties due to fire, explosions, and other accidents, business interruption due to power shortages or network failure, product liability claims, transportation damages, losses of key personnel, and risks posed by natural disasters including storms, floods, and earthquakes, any of which may result in significant costs or business disruption. We have maintained insurance coverage we consider necessary and sufficient for our business, and customary for the industry in which we operate, including all risk property insurance covering our equipment, facilities, inventories, and other properties and public liability insurance covering certain premises liability. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss to be sustained or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

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

Some of our landlords do not have proper ownership certificates or authorization of sublease for the properties we lease, or have other restrictions on their ownership of the properties. In particular, several of our offices in Guangzhou, China are located on land allocated by local government, and the landlord has not obtained the government approvals for leasing the premises. Some of our leased properties are not used in accordance with the designated purposes of such properties. The land administrative authorities may retrieve the land and impose a fine on the landlords for unauthorized change of designated usage of land and we may incur additional costs for relocation. In addition, some of our leased properties were mortgaged by the owners to third parties before we entered into lease agreements with them, and if such owners fail to perform their obligations secured by such properties and the mortgage is enforced by the third parties, we may be unable to continue to lease such properties and may be forced to relocate. Furthermore, a few of our leasehold interests in leased properties have not been registered with the PRC government authorities as required by PRC laws. According to the PRC laws, rules, and regulations, failure to register a lease agreement will not affect its effectiveness between the landlord and the tenant. However, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease and failure to make corrections within specified time limit. As of the date of this annual report, we are not aware of any material claims or actions being contemplated or initiated by government authorities or any third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of the leased properties will not be challenged by the government authorities or third parties alleging ownership of such properties. In the event that our use of properties is successfully challenged, we may be forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for each fiscal year. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2023. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.

Our business, financial condition, and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been generally slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, provision of online information, and operation of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in the PRC companies that provide value-added telecommunication services, including commercial internet content services and online data processing and transaction processing (operating e-commerce) services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity operating value-added telecommunication services (except for operating e-commerce, domestic multi-party communication, store-and-forward, and call center), including commercial internet content provision business. The Ministry of Information Industry (the predecessor of the Ministry of Industry and Information Technology) issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business in July 2006. This circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain value-added telecommunication business operating licenses to operate any value-added telecommunications business in China. Because commercial internet content provision is a value-added telecommunication business, foreign-invested enterprises that plan to engage in internet content provision business must obtain value-added telecommunication business operating licenses for internet content provision business. Meanwhile, the operators of online platforms that provide access to third-party merchants for sales of their products are also required to obtain value-added telecommunication business operating licenses for online data processing and transaction processing (operating e-commerce) services. Under this circular, a PRC domestic company that holds a value-added telecommunication business operating license, including the value-added telecommunication business operating license for internet content provision business or online data processing and transaction processing (operating e-commerce) services, is prohibited from leasing, transferring, or selling the license to foreign investors in any form, and is also prohibited from providing any assistance, including providing resources, sites, or facilities, to foreign investors that operate value-added telecommunications business illegally in China. Meanwhile, foreign investors are prohibited from investing in companies engaged in internet audio-video programs businesses and internet culture businesses (except for music).

We are a Cayman Islands company, and our PRC subsidiary Vipshop (China) Co., Ltd., or Vipshop China, is a WFOE under the PRC law. To comply with PRC laws and regulations, our operations in China, including the operations of our Vipshop Online Platform, are conducted through contractual arrangements entered into between Vipshop China and the respective consolidated variable interest entities, Vipshop E-Commerce, Vipshop Information, and Pin Jun Tong. Because all shareholders of the consolidated variable interest entities are PRC citizens, the consolidated variable interest entities are considered PRC domestic companies under PRC laws. As of the date of this annual report, Vipshop E-Commerce holds a value-added telecommunication business operating license for online data processing and transaction processing (operating e-commerce) services valid until December 28, 2027, which is required for providing platform access to third-party merchants for their sales of products to further develop our business; Vipshop E-Commerce also holds an Internet Culture Operation License, which is valid until May 27, 2024, for its operation of internet culture businesses. We are in the process of renewing this license. However, we cannot assure you that we can renew this license before its expiry, or at all. For a detailed description of these licenses and permits, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Licenses and Permits.” Each of the consolidated variable interest entities is a PRC limited liability company. As a result of these contractual arrangements, we are considered the primary beneficiary of the consolidated variable interest entities and consolidate their operating results in our financial statements under U.S. GAAP for accounting purposes. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of our PRC legal counsel, Han Kun Law Offices, based on its understanding of the PRC laws, rules, and regulations, our current ownership structure, the ownership structure of our PRC subsidiaries, and the consolidated variable interest entities, each as described in this annual report, do not violate any PRC laws, rules, and regulations currently in effect, and the contractual arrangements among (a) Vipshop China, (b) Vipshop E-Commerce, and (c) shareholders of Vipshop E-Commerce as one set and the other two sets concerning the insignificant consolidated variable interest entities, each as described in this annual report, are not in violation of any PRC laws, rules, and regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.” Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to or otherwise different from that of our PRC legal counsel.

Particularly, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If our ownership structure, contractual arrangements, and businesses of our company, our PRC subsidiaries, or the consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, the government authorities, including the CSRC, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or the consolidated variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiaries or the consolidated variable interest entities, shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from any securities offerings outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. We could also be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to maintain the rights over the assets of the consolidated variable interest entities to which our WFOEs are entitled pursuant to the contractual arrangements, which contributed 2.6%, 1.1%, and 0.3% of our revenues in 2021, 2022, and 2023, respectively. Our Cayman Islands holding company, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

Because of the PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with the consolidated variable interest entities, in which we have no ownership interest, through our PRC subsidiaries to partially conduct our operations. These contractual arrangements, governed by PRC laws, are intended to enable us to make management decisions of the consolidated variable interest entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC legal counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding, and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, the consolidated variable interest entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. If we held controlling equity interest in the consolidated variable interest entities, we would be able to exercise our shareholder rights to effect changes to its board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level of the consolidated variable interest entities. However, under the current contractual arrangements, if the consolidated variable interest entities or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies, including arbitration and litigation, under the PRC law, which may not be sufficient or effective. In particular, the contractual arrangements provide that any dispute arising from these arrangements will be resolved by arbitration, and any ruling of such arbitration will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation, and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation, and we may not be able to consolidate the financial results of the consolidated variable interest entities into our consolidated financial statements in accordance with U.S. GAAP. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of the significant consolidated variable interest entity have potential conflict of interest with us, which may adversely affect our business.

Each shareholder of Vipshop E-Commerce is an employee of our company, and one of them also serve as a shareholder and director of our company, who has a duty of care and a duty of loyalty to our company and to our shareholders as a whole under Cayman Islands law. Thus, conflict of interest between their duties to our company and our shareholders and their interests in Vipshop E-Commerce may arise.

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

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the PRC Wholly Foreign-invested Enterprise Law, the PRC Sino-foreign Cooperative Joint Venture Enterprise Law, and the PRC Sino-foreign Equity Joint Venture Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The law adds a catch-all clause to the definition of “foreign investment,” which includes investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council, without further elaboration on the scope of “other means.” The Implementing Regulation of the Foreign Investment Law adopted by the State Council on December 26, 2019 did not provide further clarification for such “other means” either. The current laws and regulations leave leeway for future legislation to be promulgated by competent PRC legislative institutions to provide for contractual arrangements as a form of foreign investment and subject to foreign investment restrictions.

The most recent negative list, issued on December 27, 2021 and effective on January 1, 2022, stipulates that any PRC domestic enterprise engaging in prohibited industries under the negative list must obtain the consent of the competent PRC authorities for overseas listing, and the foreign investors cannot participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise must be subject to the administrative provisions relating to foreign investment in the securities of PRC domestic companies. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the National Development and Reform Commission, or the NDRC, addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is unclear, however, whether the aforesaid provisions in the negative list will apply to the companies that conduct their business operations in China through contractual arrangements. The Guideline No. 2 on the Application of Regulatory Rules on Overseas Securities Offerings and Listings, as one of the supporting guidelines for the Overseas Offering and Listing Measures, provides that the filing documents submitted to the CSRC must specify, among other things: (i) whether the PRC laws, administrative regulations, or provisions restrict or prohibit the PRC domestic companies from conducting business and/or holding licenses or qualifications for the issuers through contractual arrangements; and (ii) whether the PRC domestic operating entities that have contractual arrangements with the issuers fall into the industries in which foreign investments are restricted or prohibited. The officials from the CSRC clarified at the press conference held for the Overseas Offering and Listing Measures on February 17, 2023, that the CSRC would solicit opinions from regulatory authorities and complete the filing of the overseas listing of companies with the variable interest entity structure that meet the compliance requirements. Uncertainty still remains on how such rules will be interpreted and implemented. It also remains uncertain whether our corporate structure may be deemed as violating the foreign investment restrictions in China.

Furthermore, if future legislations prescribed by the State Council, the CSRC, or other PRC regulatory authorities mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance, and business operations could be materially and adversely affected.

Our contractual arrangements with the consolidated variable interest entities may result in adverse tax consequences to us.

We might be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our PRC subsidiaries and the consolidated variable interest entities were not entered into on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that the consolidated variable interest entities adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing the consolidated variable interest entities’ tax expenses without reducing our tax expenses, which could subject the consolidated variable interest entities to late payment fees and other penalties for underpayment of taxes. The PRC Enterprise Income Tax Law requires every enterprise in China to submit annual report of enterprise income tax together with a report on transactions with its related parties to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with the consolidated variable interest entities may result in adverse tax consequences to us.

If our PRC subsidiaries and the consolidated variable interest entities fail to obtain and maintain the requisite assets, licenses, and approvals required under PRC laws, our business, financial condition, and results of operations may be materially and adversely affected.

Foreign investment and the internet industry in China are highly regulated by the PRC government, and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investments in Value-added Telecommunications Businesses.” Our PRC subsidiaries and the consolidated variable interest entities are required to obtain and maintain certain assets relevant to their businesses as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the government authorities. Furthermore, our PRC subsidiaries and the consolidated variable interest entities may be required to obtain additional licenses. For instance, as we have launched various internet finance businesses, we are required to obtain and hold various licenses, permits, or approvals that are required for the provision of those internet finance services, and we may be required to obtain additional licenses, permits, or approvals in case we further expand our internet finance businesses in the future. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Finance.” However, we cannot assure you that we will obtain such licenses, permits, or approvals in a timely manner, or at all, due to complex procedural requirements and policies. If we fail to obtain or maintain any of the required assets, licenses, or approvals, our continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net revenue, fines, and the discontinuation or restriction of our operations. Any such disruption in the business operations of the consolidated variable interest entities will materially and adversely affect our business, financial condition, and results of operations.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services, and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may not necessarily work in our favor.

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

The PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, many laws, regulations, and rules are subject to interpretation and clarification, which may lead to uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

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

We conduct a majority of our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations as the government deems appropriate to advance regulatory and social objectives and policy positions. The PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permissions to continue our operations, which could result in a material adverse change in our operation and the value of our ADSs. Also, the PRC government has rolled out a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. For more details, see “—The approval of, filing with, and other administrative requirements of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our shares and the ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the year ended December 31, 2022 and we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the overseas listing and trading of such special purpose vehicle’s securities. The interpretation and application of the regulations remain unclear, and our overseas offerings may ultimately require approval of the CSRC under the regulations. If the CSRC approval under the abovementioned regulations is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, whether the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval under the abovementioned regulations for any of our overseas offerings, or a rescission of such obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On February 17, 2023, the CSRC promulgated the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) and listing by a PRC domestic company, whether directly or indirectly, are required to fulfill the filing procedures with, and to report the information to, the CSRC. Due to the fact that our ADSs have been listed on the New York Stock Exchange, we are deemed as an “Existing Issuer” pursuant to the Overseas Offering and Listing Measures and the implementation guidance and are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any securities offerings that will be captured by the Overseas Offering and Listing Measures, we will have to complete the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering.

On February 24, 2023, the CSRC and certain other PRC regulatory authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023. Pursuant to these provisions, a PRC domestic enterprise that seeks overseas offering and listing, whether in a direct or indirect manner, must strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Where a PRC domestic company, either directly or through its overseas listed entity, publicly discloses or provides to any individuals or entities including securities companies, securities service providers, and overseas regulators, any documents or materials that contain state secrets or working secrets of government agencies, it must first obtain approval from competent authorities according to the law, and file with the secrecy administrative department at the same level. In the event that such documents and materials, if leaked, will be detrimental to national security or public interest, the PRC domestic company must strictly fulfill the procedures stipulated by applicable national regulations. Where a PRC domestic company, after fulfilling the procedures, provides to securities companies, securities service providers, and other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the PRC laws and regulations, which must specify, among other things, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers, and overseas regulators and individuals, it must fulfill due procedures in compliance with applicable national regulations.

As the requirements discussed above may further evolve and develop, there remain substantial uncertainties as to the interpretation and implementation of these new requirements. We cannot assure you that we will be able to strictly comply with the regulatory requirements, including but not limited to completing the filing procedures with the CSRC for our future issuance or offering of securities, on a timely manner, or at all. If we fail to do so, our business, financial condition, and results of operations may be materially and adversely affected. For more details of those effective and draft regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Listing and M&A.”

Furthermore, we cannot assure you that new regulations or rules promulgated in the future will not impose additional requirements on us. Any failure to obtain or delay in obtaining requisite approval(s) or completing requisite filing procedures for our overseas offerings, or a rescission of any such obtained approval or filing, would subject us to sanctions by the CSRC or other PRC government authorities. These government authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our overseas offerings into China, or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC government authorities also may take actions requiring us, or making it advisable for us, to halt our overseas offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior overseas offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, financial condition, results of operations, reputation, and the trading price of our listed securities.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks, and uncertainties relating to PRC regulation of the internet-related businesses include, but are not limited to, the following:

•

We only have contractual arrangements with the variable interest entities that operate our Vipshop Online Platform and other platforms in China. We do not directly own our platform through our subsidiaries due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•

There are uncertainties relating to the regulation of the internet-related businesses in China, including evolving requirements for licenses and permits as well as the interpretation by the authorities with regard to the laws and regulations. Some of our licenses, permits, or operations may be subject to challenge by the PRC government, or we may fail to obtain licenses or permits that may be deemed necessary for our operations or we may not be able to obtain or renew certain licenses or permits. For example, the live streaming service we offered to brands may require the License for Online Transmission of Audio-visual Programs, and as of the date of this annual report, we have submitted an application for the record-filing in the Information Management System for National Online Audio-visual Platforms for the live streaming service we offered to brands and the application is currently under review by the competent authorities. There is, however, no assurance that such application will eventually be approved in a timely manner, or at all. In addition, our financial services may require the entity operating such services to hold the value-added telecommunication business operating licenses for internet content provision business and for online data processing and transaction processing (operating e-commerce) services from competent departments of the Ministry of Industry and Information Technology. If such licenses or permits are deemed necessary and we fail to maintain any of these required licenses or permits, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.

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

In August 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a number of requirements and obligations on e-commerce platform operators. Failure to comply with the regulatory requirements may have a material adverse impact on our business and results of operations. Given that the implementation of the E-commerce Law may be subject to interpretation and further development, we cannot assure you as to whether or how they will affect our operations and financial conditions in the future. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to E-commerce.” We have adopted a series of measures to comply with such requirements under the E-commerce Law. We cannot assure you, however, that our current business operations meet the requirements under the E-commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-commerce Law and other applicable laws and rules, we may be subject to fines or other sanctions.

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

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs, and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. In November 2016, China promulgated the Cybersecurity Law, which came into effect on June 1, 2017, to protect cyberspace security and order. The Cybersecurity Law tightens control of cyber security and sets forth various security protection obligations for network operators. If any of our internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of illegal gains, fines, suspension of business, and revocation of required licenses, which could materially and adversely affect our business, financial condition, and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our platforms or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our platform in China.

On September 12, 2022, the CAC issued the Notice on Seeking Public Comments on the Decision to Amend the PRC Cybersecurity Law (Draft for Comments). According to this draft decision, the violations of the Cybersecurity Law might be subject to more severe punishment if this draft decision is implemented in its current form. Specifically, the draft decision proposed to enhance the punishment against violations of the network operation security obligation, the critical information infrastructure operation security obligation, and the network information security obligation by increasing the upper limits of the fines and imposing additional punishment. The draft decision also proposed enhance the punishment against personal information infringement by referencing to the punishment under the applicable laws, including the one under the Personal Information Protection Law.

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

All of our total net revenues and most of our expenses are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings, and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of Renminbi against U.S. dollars would reduce the amount of Renminbi we would receive if we need to convert U.S. dollars into Renminbi. Conversely, a significant depreciation of Renminbi against U.S. dollars may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs. Also, the difference between the reporting currency and the denomination currency may expose us to additional uncertainties in connection with the foreign currency translation. In 2021, 2022, and 2023, we recorded exchange loss of RMB37.1 million, exchange gain of RMB687.9 million, and exchange gain of RMB162.7 million (US$22.9 million), respectively.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We entered into several foreign exchange forward contracts historically to hedge our exposure to foreign currency exchange risk and we may continue to use foreign currency swaps, forwards, or other derivative instruments to hedge our exposure to foreign currency risk where we deem necessary, and may adopt additional measures in the future to manage such risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may materially and adversely affect the value of your investment.

Government control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currencies and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the consolidated variable interest entities to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares or ADSs. As a result, the funds in our PRC subsidiaries or the VIEs in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion. Similarly, to the extent that any similar intervention, restrictions, or limitations is imposed in Hong Kong, we cannot assure you that our cash or assets located in Hong Kong will be readily available to fund operations or for other use outside of Hong Kong.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries and payments made by the VIEs to us in accordance with the contractual arrangements to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries and the VIEs to make payments to us could materially and adversely affect our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries and service fees paid to us by the VIEs for our cash requirements, including for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings which are mainly derived from the payments for products and services from the consolidated variable interest entities. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the consolidated variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China may further set aside a portion of its after-tax profits to fund the employee welfare fund and for other purposes at the discretion of its board of directors. These reserves are not distributable as cash dividends. Meanwhile, the VIEs can only make payments to us in accordance with contractual arrangements that we entered into with them. Moreover, as our PRC subsidiaries and the VIEs may incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders or on the ability of the VIEs to make payments to us in accordance with the contractual arrangements that we entered into with them could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our debt and equity offerings to make loans or additional capital contributions to our PRC subsidiaries in China.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with the government authorities in China. According to the PRC regulations on foreign-invested enterprises, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with a local bank authorized by SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy the requirements as provided in the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. Any medium- or long-term loan that we may provide to the consolidated variable interest entities must be approved by the NDRC and SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans that we may provide to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our debt and equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is no statutory limit in effect on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the filing and registration procedures. With respect to loans that we may provide to the PRC subsidiaries, (i) if the PRC subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of the loans should not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the PRC subsidiaries adopt the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-prudential Management of Full-covered Cross-border Financing issued by the People’s Bank of China on January 12, 2017, or PBOC Notice No. 9, and apply the latest macro-prudential adjustment parameter adopted by the People’s Bank of China and SAFE on July 20, 2023, the outstanding amount of the loans should not exceed 300% of the net asset of the relevant PRC subsidiary.

Furthermore, pursuant to PBOC Notice No. 9, after an one-year transition period following its promulgation, SAFE and the People’s Bank of China will determine the cross-border financing regulatory regime for foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither SAFE nor the People’s Bank of China had promulgated and made public any legislations in this regard. There are uncertainties relating to the future regime to be adopted and any limitation to be imposed on us when providing loans to our PRC subsidiaries. If a more stringent foreign debt regulatory regime would be imposed, our ability to provide loans to our PRC subsidiaries or the consolidated variable interest entities may be significantly limited, and our business, financial condition, and results of operations may be adversely affected.

Under the current rules of SAFE, as of the date of this annual report, we are required to apply Renminbi funds converted from the net proceeds we received from our public offerings of equity securities within the business scopes of our PRC subsidiaries. Although SAFE launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in 2015 to allow foreign-invested enterprises to settle their foreign exchange capital at their discretion and further relaxed its rules in 2016 to allow foreign-invested enterprises (excluding financial institutions) to go through foreign exchange settlement formalities for their foreign debts at their discretion, the current rules of SAFE continue to prohibit foreign-invested enterprises from using Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes as approved by the PRC government authorities. Moreover, the current rules of SAFE continue to prohibit foreign-invested enterprises from using Renminbi converted from their registered capitals to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Any violations of such rules of SAFE may result in severe monetary or other penalties. There can be no assurance that SAFE would further relax its rules on the settlement of foreign exchange capitals of foreign-invested enterprises, and our ability to transfer to and use in China the net proceeds from our public offerings of equity securities may continue to be significantly limited, which may adversely affect our business, financial condition, and results of operations. On October 23, 2019, SAFE promulgated SAFE Circular 28. SAFE Circular 28 allows all foreign-invested enterprises (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied. However, uncertainties exist in relation to the interpretation and implementation of SAFE Circular 28. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and certain other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and last amended on June 24, 2022 and effective on August 1, 2022, and its relevant regulations, such as the Rules of the State Council on Declaration Threshold for Concentration of Undertakings issued by the State Council in 2008 and last amended on January 22, 2024, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement agency of the State Council before they can be completed. We believe that the turnover of acquired business of Lefeng in 2013 is less than the applicable threshold and have not sought clearance from the anti-monopoly enforcement agency, but we cannot assure you that the anti-monopoly enforcement agency will not take a view contrary to ours.

In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. Pursuant to these measures, the NDRC establishes a working mechanism office in charge of the security review of foreign investment, which is led by the NDRC and the Ministry of Commerce. The measures also define foreign investments as direct or indirect investments by foreign investors in China, including (i) investments in new onshore projects or establishment of wholly foreign owned onshore enterprises or joint ventures with other investors; (ii) acquiring equity or assets of onshore companies by merger and acquisition; and (iii) onshore investments by and through any other means. Foreign investments in certain key areas with national security concerns, such as important transport services, important cultural products and services, important information technology and internet products and services, important financial services, and key technologies, which results in the acquisition of de facto control of the invested companies, have to be filed with the working mechanism office prior to the implementation of such investments. Failure to make such filing may subject the foreign investor to rectification within a prescribed period, and the foreign investor will be negatively recorded in the national credit information system, which would then subject such investor to joint punishment as provided by the rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or assets and to take any other necessary measures so as to restore to the status before the implementation of the investment and to erase the impact to national security. In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that came into effect on March 3, 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that came into effect on September 1, 2011, require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have made prior to the implementation of SAFE Circular 37, direct or indirect investments in offshore special purpose vehicles will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a special purpose vehicle, is required to update its filed registration with the local branch of SAFE with respect to that special purpose vehicle, to reflect any material change. Moreover, any subsidiary of such special purpose vehicle in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such special purpose vehicle fails to make the required registration or to update the previously filed registration, the subsidiary of such special purpose vehicle in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the special purpose vehicle, and the special purpose vehicle may also be prohibited from making additional capital contribution into its subsidiary in China. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which came into effect on June 1, 2015. Under such notice, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under SAFE Circular 37, should be filed with qualified banks instead of SAFE. The qualified banks should directly examine the applications and accept registrations under the supervision of SAFE.

All of our shareholders that we are aware of being subject to the regulations of SAFE have completed all necessary registrations with the local branch of SAFE or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the regulations of SAFE may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, and implemented by the government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individuals Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued the Detailed Rules on the Implementation of the Administrative Measures for Individuals Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-listed Companies. Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct registration with SAFE and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agent is required to amend registration with SAFE with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

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

On February 3, 2015, the State Taxation Administration issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-resident Enterprises, or STA Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of STA Public Notice 7 were abolished. Pursuant to STA Public Notice 7, as amended, in the event that a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer must be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. Although STA Public Notice 7 introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market, it brought challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an indirect transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to enterprise income tax in China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of past and future private equity financing transactions, share exchange or other transactions involving transfer of shares in our company by investors that are non-PRC resident enterprises, or our sale or purchase of shares in other non-PRC resident companies or other taxable assets. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under STA Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under STA Public Notice 7. As a result, we may be required to expend valuable resources to comply with STA Public Notice 7 or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Under the PRC Enterprise Income Tax Law, which came into effect in January 2008 and was amended on February 24, 2017 and December 29, 2018, and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a PRC resident enterprise and will be subject to enterprise income tax at the rate of 25% on its global income. The implementation rules of the PRC Enterprise Income Tax Law define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties, among others, of an enterprise.”

On April 22, 2009, the State Taxation Administration issued the Notice Regarding the Determination of Chinese-controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or STA Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by the State Taxation Administration on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by the State Taxation Administration on December 29, 2017. STA Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further, STA Circular 82 states that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation, and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

In addition, the State Taxation Administration issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-controlled Offshore-incorporated Resident Enterprises (Trial Implementation) on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, or STA Bulletin 45, providing more guidance on the implementation of STA Circular 82. STA Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Enterprise Income Tax.”

Although both STA Circular 82 and STA Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in STA Circular 82 and STA Bulletin 45 may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

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

Under the PRC Enterprise Income Tax Law, as amended, and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends or interest payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends or interest are not effectively connected with such establishment or place of business, to the extent such dividends or interest are derived from sources within China. Similarly, any gain realized on the transfer of ADSs or ordinary shares or notes by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in the tax treaties, if such gain is regarded as PRC-sourced income. If we are deemed a PRC resident enterprise, dividends or interest paid on our ordinary shares or ADSs or notes, and any gain realized from the transfer of our ordinary shares or ADSs or notes, would be treated as PRC-sourced income and would as a result be subject to PRC taxation. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends or interest payable to investors that are non-PRC individual investors and any gain realized on the transfer of ADSs or ordinary shares or notes by investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares or notes would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends or interest payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ADSs or notes by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs or notes may be adversely affected.

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

Since we first listed our ADSs on the New York Stock Exchange, or the NYSE, on March 23, 2012, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2023, the trading prices of our ADSs on the NYSE have ranged from US$13.14 to US$19.13 per ADS.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly results of operations and changes of our expected results;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures, or capital investments;

•	additions to or departures of our senior management personnel;

•	detrimental negative publicity about us, our competitors, or our industry;

•	changes in financial estimates by securities research analysts;

•	regulatory developments affecting us, our brand partners, or our industry;

•	changes in the economic performance or market valuations of other internet, e-commerce, or online retail companies in China;

•	changes in major business terms between our brand suppliers and us;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional equity securities or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not relating to the operating performance of any particular company. The securities of some China-based, U.S.-listed companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these companies after their offerings may affect the attitudes of investors toward China-based, U.S.-listed companies, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, some negative news and perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure including the use of variable interest entities or other matters of other China-based, U.S.-listed companies have negatively affected the attitudes of investors towards China-based, U.S.-listed companies, including us, in general in the past, regardless of whether we have engaged in any inappropriate activities, and any news or perceptions with a similar nature may continue to negatively affect us in the future. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our co-founder, chairman, and chief executive officer, Mr. Eric Ya Shen, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2024, Mr. Eric Ya Shen beneficially owned approximately 63.1% of the aggregate voting power of our company. As a result, Mr. Eric Ya Shen has considerable influence over matters such as electing directors and approving material mergers, acquisitions, or other business combination transactions, and he may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Any possible enforcement against such collateral could materially affect the influence of Mr. Eric Ya Shen over important corporate matters or the trading price of our ADSs.

Substantial future sales or perceived potential sales of our ADSs, ordinary shares, or other equity securities in the public market could cause the price of our ADSs to decline.

Sales of our ADSs, ordinary shares, or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

In the future, we may sell additional ordinary shares, ADSs, or other equity securities to raise capital, and our existing shareholders could sell substantial amounts of the ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market. We cannot predict the size of such future issuance or the effect, if any, that they may have on the market price for our ADSs. The issuance and sale of a substantial amounts of ordinary shares, ADSs, or other equity securities, or the perception that such issuances and sales may occur, could adversely affect the market price of our ADSs and impair our ability to raise capital through the sale of additional equity securities.

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

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the target issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable federal or state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

You must not rely on our dividend policy for return on your investment in our ADSs because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors.

We adopted an annual cash dividend policy in February 2024, under which we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and the applicable laws and regulations. Accordingly, we declared a cash dividend of US$2.15 per ordinary share, or US$0.43 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on March 15, 2024. The cash dividends were paid in April 2024.

Our board of directors has complete discretion as to whether to distribute dividends. Our board of directors may also revise our dividend policy or it may choose to cancel our dividend policy entirely. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, that we receive from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no assurance that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

There can be no assurance that the ADS holders will receive the voting materials in time to instruct the depositary to vote the Class A ordinary shares underlying their ADSs, and it is possible that the ADS holders who hold their ADSs through brokers, dealers, or other third parties, will as a result not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. Although the ADS holders may directly exercise their right to vote by withdrawing the ordinary shares underlying their ADSs, the ADS holders may not be able to do so, on a timely basis or at all, to allow themselves to vote with respect to any specific matter.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and the consolidated variable interest entities. Among our directors and executive officers, Martin Chi Ping Lau, Jacky Yu Xu, Xing Liu, and Nanyan Zheng habitually reside in Hong Kong while the other directors and executive officers all habitually reside in mainland China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine, or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in United States federal or state courts.

You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in mainland China or Hong Kong. In terms of enforceability of civil liabilities in mainland China, the courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the mainland China courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of laws of mainland China or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court in mainland China would enforce a judgment rendered by a court in the United States. In terms of enforceability of civil liabilities in Hong Kong, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments either. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy. Therefore, any United States judgment may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled.

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

A non-United States corporation, such as our company, will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Depending upon the market price of our ADSs and the nature of our assets and income over time, we could be classified as a PFIC for United States federal income tax purposes. Although the law in this regard is unclear, we treat the consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because their management decisions are made by our WFOE in accordance with the contractual arrangements but also because we are entitled to substantially all of their economic benefits in accordance with the contractual arrangements, and, as a result, we have a “controlling financial interest” in the consolidated variable interest entities as defined in FASB ASC 810 so that we are considered the primary beneficiary of these consoldiated variable interest entities for accounting purposes and thus consolidate their results of operations in our consolidated financial statements under U.S. GAAP. If it were determined, however, that we are not the owner of any of the consolidated variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

Assuming that we are the owner of the consolidated variable interest entities for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be a PFIC for the current or future taxable years. Recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

As a non-U.S. company with ADSs listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, Section 303A.00 of the NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE rules. As we have chosen, and may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters, such as the requirements to have a majority of independent directors on the board and to obtain shareholders’ approval for adoption of an equity incentive plan, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our Company

We are a holding company incorporated in the Cayman Islands and conduct our business through our subsidiaries and the consolidated variable interest entities in China. We started our operations in August 2008 when our founders established Vipshop Information in China. In order to facilitate foreign investment in our company, our founders incorporated Vipshop Holdings Limited, an offshore holding company in Cayman Islands, in August 2010. In October 2010, Vipshop Holdings Limited established Vipshop International Holdings Limited, a wholly-owned subsidiary, in Hong Kong. Subsequently, Vipshop International Holdings Limited established a wholly-owned PRC subsidiary, Vipshop China, in January 2011. Along with the growth of our mobile active customers and mobile service offerings, Vipshop China formed Guangzhou Pinwei Software Co., Ltd. in 2012 as a research and development center to focus on our mobile product and solutions.

To support our regional business expansion, Vipshop China established a number of wholly-owned PRC subsidiaries that focus on warehousing services, retail business, product procurement, as well as software development and information technology support over the years since 2011. As of December 31, 2023, we mainly rely on the following six principal subsidiaries of Vipshop China for our business operations:

•	Vipshop (Jianyang) E-Commerce Co., Ltd.;

•	Vipshop (Zhaoqing) E-Commerce Co., Ltd.;

•	Vipshop (Tianjin) E-Commerce Co., Ltd.;

•	Chongqing Vipshop E-Commerce Co., Ltd.;

•	Guangzhou Pinwei Software Co., Ltd.; and

•	Vipshop (Guangzhou) Software Co., Ltd.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information, and the operation of online commerce through strict business licensing requirements and other government regulations. We, as a Cayman Islands company, and our PRC subsidiary Vipshop China, as a WFOE, are both restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online Platform is operated by the consolidated variable interest entities in China. As a result of our efforts to streamline our contractual arrangements among the consolidated variable interest entities in the past, Vipshop E-Commerce currently holds the primary licenses necessary to conduct our internet-related operations of Vipshop Online Platform in China. We face risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” for details.

From time to time, we have selectively acquired or invested in businesses that complement our existing business, and may continue to do so in the future to expand and develop our business. See “Item 4. Information on the Company—B. Business Overview—Strategic Investments and Acquisitions” for material strategic investments and acquisitions over the past few years.

Our principal executive offices are located at 128 Dingxin Road, Haizhu District, Guangzhou, Guangdong 510220, People’s Republic of China. Our telephone number at this address is +86 (20) 2233-0025. Our registered office in the Cayman Islands is located at the office of International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our website is https://www.vip.com. The information on our websites should not be deemed to be part of this annual report. All information filed with the SEC can be obtained over the internet at SEC’s website at https://www.sec.gov.

B.	Business Overview

We pioneered an innovative “flash sales” model to reinvent how brands sell, and shoppers buy, off-price products. Through our fifteen years of dedicated operations in discount retail, we have grown to be an expert in the industry and established a large and growing base of loyal customers and brand partners. As of December 31, 2023, we had approximately 581.5 million registered members and approximately 274.7 million cumulative customers, collaborated with approximately 29,000 brand partners, and promoted and sold products for over approximately 46,000 popular domestic and international brands. Our GMV increased by 18.7% from RMB175.2 billion in 2022 to RMB208.0 billion in 2023.

With our dedicated operations in the discount retail industry and through our continuous innovations to stimulate customers’ excitement in their shopping experience, we have accumulated a large number of active customers and repeat customers. The total number of our active customers was 92.6 million, 84.1 million, and 87.4 million in 2021, 2022, and 2023, respectively. The total number of our repeat customers was 76.5 million, 71.8 million, and 74.9 million in 2021, 2022, and 2023, respectively, representing 82.5%, 85.4%, and 85.8%, respectively, of the total number of active customers during the same periods. We also had 6.7 million and 7.6 million active Super VIP customers in 2022 and 2023, respectively.

We built our highly scalable and customized e-commerce infrastructure to serve the needs of flash sales and business innovations and to become more intelligent and efficient with every order. Our core competencies in merchandising, technology, fulfillment and customer service differentiate us from our competitors and serve as the pillars of our success.

Our Flash Sales Model

Flash sales embody characteristics of value, quality, and convenience that are well suited to brand-conscious consumers in China seeking quality goods at substantial discounts. We offer sales events daily with an ever-changing and curated selection of popular branded products at deeply discounted prices in limited quantities during limited time periods, creating a “thrilling and exciting” shopping experience for our customers. We optimize the brand portfolio and product mix of our daily sales events based on our strong merchandising expertise. As of December 31, 2023, we had diverse product offerings from a cumulative of approximately 46,000 domestic and international brands, including apparel, accessories, and standardized products. Leveraging our discount retail merchandising expertise and industry insights, we are able to select a range of desirable brands and products from mass market to premium that appeal to a broad base of consumers with different purchasing powers throughout China. To foster customer confidence of purchasing high-quality products from our Vipshop Online Platform, we provide limited product quality insurance.

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

The Vipshop App, available on mainstream mobile operating systems including iOS and Android since 2011, is our top portal of the Vipshop Online Platform in terms of GMV generated and the numbers of registered members and unique visitors. We have been upgrading the Vipshop App, adding new features from time to time to increase our customer stickiness and engagement. For the year ended December 31, 2023, GMV generated by our Vipshop App users accounted for approximately 90% of our total online GMV.

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

We leverage a variety of channels to better organize our product offerings and help customers discover their desired products. Specifically, we operate different channels for different kinds of branded products, such as womenswear, menswear, sportswear and sporting goods, shoes and bags, accessories, baby and children products, skincare and cosmetics, home goods and other lifestyle products, and supermarket products. To better match and address diverse customer needs, we also operate dedicated channels to easily reach the prospective customers. For instance, our Little Pink Box, Trendy, and Luxury channels primarily target customers who desire new, trendy, and premium brands. In addition, we have a Vipshop Outlet channel that offers well-known luxury or premium designer products at discounted price.

Our Vipshop Online Platform offers many user-friendly features that enhance customer experience, including AI-powered searches, personalized recommendations, live streaming, and other innovative functions that simulate “in-store” shopping experience. For our Super VIP members, we operate a dedicated membership store that allows our Super VIP members to enjoy their exclusive membership privileges, such as extra 5% discount, special offers, and personalized customer service.

Below are screenshots of our Vipshop App solely for illustrative purpose.

Search by keywords or photos or feeds
Personalized homepage
Browse various product categories such as shoes, sportswear, cosmetics etc.
Super Brand Day
Offers deep discounts for selected brands
Fengqiang
Daily flash sales events with deeper discounts mostly for apparel products
Kualqiang
Daily flash sales event with deep discounts mostly for standardized products
Sales of the Day
Personalized recommendation for selected discount products
Discover new and trendy brands and product selections
10-day price guarantee
7-day exchange
7-day unconditional return
Shipped by Vipshop
Original price
One click to add to cart with special offer price
Home page
Add to my favorites
Vipshop Outlet
Shopping cart
Personal dashboard
推荐 鞋靴 运动 母婴 美妆 家居 箱包
超级大牌日
3折疯抢
唯品秒抢
今日特卖
发现频道
保障 安心购 10天价保 7天无理由退货 7天可换 唯品会发货
¥268
¥158
特卖价 抢

Our Offline Operations

In addition to our Vipshop Online Platform, we operate a nationwide offline network consisting of 16 Shan Shan Outlets and a number of other offline retail stores as of December 31, 2023 that complements our online business. Leveraging the extensive experience that we have amassed from our online platform operations, the offline stores offer popular branded products at discounts to cater to the preferences of consumers from different geographic locations. The offline stores enhance consumer experience through personalized recommendations and interactive services provided by sales staff, and generate customer traffic that in turn feed back to our online platform. For details of our strategic acquisitions of Shan Shan Outlets, see “—Strategic Investments and Acquisitions.”

In 2023, most of our sales were generated through our Vipshop Online Platform and the sales through these offline outlets and stores were immaterial to our business. In 2021, 2022, and 2023, we sourced 93%, 93%, and 92% of our GMV from our Vipshop Online Platform, respectively.

Our Brand Partners

Since our inception in August 2008, we have attracted a broad and diverse group of brand partners. Our brand partners primarily include brand owners, and, to a lesser extent, brand distributors and resellers. As of December 31, 2021, 2022, and 2023, we worked with over 25,000, 27,000, and 29,000 brand partners, respectively. None of the brands accounted for more than 3% of our total revenues in 2021, 2022, or 2023.

To strengthen the synergies between our brand partners and us, we constantly leverage our mid-end merchant platform to equip our brand partners with data analyses and operational insights, including, among other things, industry landscape, market demand and trends, pricing recommendations, and customer behavior- and transaction-related analyses, so that brands can dynamically monitor, formulate, and adjust their sales, marketing, and operating strategies. To further strengthen ties with brands and enable them to achieve success on our platform, we proactively identify and select premium brands with good performance on our platform for in-depth collaborations, such as product innovation and customization to roll out merchandise specifically for Vipshop Online Platform. For example, we collaborate with some brand partners to develop merchandise specifically for our Vipshop Online Platform, known as “Made for Vipshop,” to further differentiate our offerings.

We believe that our ability to empower brands on multiple fronts, including selling their products via various channels within our ecosystem, meeting their demand for marketing, customer data analysis, and inventory management, will attract more new brand partners and build stronger ties with existing brand partners.

Brand Selection and Procurement

Brand Selection

We have implemented a strict and methodical brand selection process. Our merchandising team, which consisted of over 1,100 members as of December 31, 2023, is responsible for identifying potential qualified brands based on our selection guidelines. We also unveiled the first edition of the Global Buyer Manifesto, highlighting the merchandising teams’ commitment to core principles like focusing on sourcing top-quality products, meticulously selecting brands, maintaining strict quality standards, and offering competitive pricing to ensure a worry-free shopping experience to users; collaborating with brands to provide great deals; encouraging eco-friendly consumer behavior by advocating environmental protection and sustainable practices.

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

We utilize consumer insights through our customer relationship management and business intelligence systems to strategize our upcoming flash sales events to enhance the timeliness and relevance of our product offerings. In addition, we provide data analytics and insights to our brand partners through our merchant platform to help them improve their product development as well as sales and marketing strategies to further optimize their sales efficiency and promote additional sales opportunities with us. Since 2020, we have been collaborating with some of our brand partners to design “Made for Vipshop” products to further differentiate our offerings.

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

We have implemented an inventory management system to manage the information relating to our procurement plan, quality control upon receipt, stock maintenance, stock deliveries, sales invoicing, and sales recording. We use an enterprise resource planning (ERP) system to monitor and actively track sales data. This system helps us make timely adjustments to our procurement plan and minimize excess inventory.

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

In October 2023, we and the China Certification and Inspection Group jointly announced a strategic partnership, establishing close collaborations focusing on consumer product quality inspection and certification and corporate social responsibility, among other things. This strategic partnership works on exploring the digitization and standardization of consumer product quality assurance system to promote product quality in consumption.

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

Payment, Fulfillment, and Return

Payment

We provide our customers with the flexibility to choose from a number of payment options. Our payment options include our Vipshop Payment service and payment through third-party online payment services, such as WeChat Pay, Alipay, and the emerging e-RMB online payment offered by the domestic banks. All of our total online orders are collected through online payment services, of which WeChat Pay was used to process a significant portion of our total orders, and our Vipshop Payment service was used to process a meaningful portion of our total orders.

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

Our automated warehouse management system enables us to closely monitor each step of the fulfillment process, from when a purchase order is confirmed with a brand partner, to when the products are stocked in our logistics centers, and eventually when the product is packaged and picked up for shipment to the customer. We have continually focused on implementing new initiatives to refine our automated warehouse management system throughout our operations. For example, we have implemented the honeycomb system, an automated goods-to-person warehousing system well-suited for handling large quantities with high access speeds, in our South China, Southwest China, and East China logistics hubs to improve picking efficiency and accuracy of consumers’ orders. As we offer a curated selection of brands and products for each daily sale, our logistics centers and inventory management systems are also specifically designed to support the frequent sales events on our flash sales platform and a large volume of inventory turnover. In 2021, 2022, and 2023, we processed approximately 786.6 million, 739.5 million, and 812.3 million customer orders, respectively.

Since 2013, we have been implementing innovative solutions to further enhance our logistics efficiency. The “just-in-time” method allows some of our suppliers to not load inventories to our warehouses before the products are put up for sale. Instead, the suppliers will load inventories to our warehouses only within a period of time after being notified when orders have been generated. Compared to the traditional bulk load-in and bulk load-out method, the “just-in-time” method enables us and our suppliers to increase the number of products offered on our platform and further diversify our product offerings. We process orders containing products from multiple suppliers in our mega-warehouses across China. Moreover, the “third-party logistics” method launched in 2013 allows some of our suppliers to lease vacant space of our warehouses to manage their supplies. The “third-party logistics” model increases utilization of our warehouses while enabling certain suppliers to manage their supplies more efficiently. In 2019, we launched the “just-in-time X” model that allows single-supplier orders from certain reliable brand partners to be shipped directly from the suppliers’ warehouses to the end customers. Since then, we have been gradually shifting towards the “just-in-time X” model, which further improved our logistic efficiency.

Delivery Services. We deliver orders placed on our Vipshop Online Platform to all areas in China through leading reputable third-party delivery companies with nationwide coverage, such as SF Express and Tongda Operators. In particular, in November 2019, we terminated our delivery service unit operated by a subsidiary of Pin Jun Tong, namely Pinjun. Upon termination of Pinjun’s delivery service unit, in November 2019, we entered into a cooperation agreement (which was subsequently supplemented in November 2021 and October 2023) with SF Holding (which operates the SF Express business) to enhance our cooperation with SF Holding, and utilize its delivery services to optimize the efficiency of our logistics operations, improve operating leverage in our fulfillment expenses, and provide our customers with superior delivery services. We expect SF Holding to deliver substantially all of our orders in the foreseeable future.

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

Customer Service

We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a superior customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments, and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service e-mail, real-time online chat, or our customer service hotline 15 hours a day, seven days a week. Our Super VIP members enjoy 24/7 customer service support. We also engage certain high-quality third-party service centers to undertake certain customer services for us. As of December 31, 2023, we had over 2,100 customer service personnel, including independent contractors.

With a specialized team dedicated to effectively tackling customer concerns, we strive to align closely with customer expectations and sentiments. We maintain service quality by carefully selecting personnel, providing our customer service representatives with extensive training, and regularly monitoring and evaluating the performance of each representative. Each new customer service representative is required to complete a mandatory training program in Guangzhou, conducted by experienced managers, covering product knowledge, complaint handling, service attitude, and communication skills. To facilitate timely resolution of customer complaints, we also train and delegate our customer service representatives to resolve complaints and remedy situations within a specified authorized amount without having to get approval from their supervisors.

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

The mid-end modules, which refer to modules supporting the merchant platform that we have launched to equip our brand partners with refined analysis and insights as well as all-round operating capacities, deepen the synergies between our brand partners and us, and further improve operating performance. The merchant platform is an output of our proprietary data analytics and business intelligence capacities. It enables our brand partners to establish their own data analytics infrastructure and diversify their operations monitoring metrics, through which they can fine tune the marketing and branding strategies tailored for target customer groups, optimize their operating strategies, establish additional touchpoints to effectively direct customer traffic, and set up membership programs to further enhance customer loyalty. The merchant platform allows our brand partners and ourselves to simultaneously focus on improving customer growth and experience while optimizing each other’s business operations, in turn serving as an additional compelling value proposition that we offer to our brand partners. With such simultaneous development, we strengthen our relationships with the brand partners and open up more opportunities to pursue further in-depth collaborations. In addition, we have put our in-house developed large artificial intelligence (AI) model and AI-generated content into use under various circumstances, such as seamless generation of product highlights and sample photos. Our AI capabilities enable us to elevate customer shopping experience and empower our brand partners to improve their operating efficiency.

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

Environmental, Social, and Governance (ESG)

We are committed to promoting corporate social responsibility and sustainable development as well as integrating these principles into all major aspects of our business operations. As a testament to our sustainable business practices, we maintained “A” rating in MSCI ESG Rating from July 2021 to November 2022, and elevated our rating to “AA” in October 2023, marking our company as a leader among over 300 companies in the consumer discretionary industry. Moreover, in July 2022, we bagged the titles of China’s Best Employer of the Year and China’s Most Sustainable Employer of the Year in the selection by Forbes China and Russell Reynolds Associates, a global search and leadership advisory firm.

In 2022, we established a three-tiered governance structure that includes our board of directors, an ESG committee under the board of directors, consisting of Mr. Eric Ya Shen, Mr. Authur Xiaobo Hong, and Mr. Frank Lin, and an ESG Task Force. The ESG committee is responsible for defining ESG related strategy, targets, and action plans, assessing and evaluating proposals from the ESG Task Force, and coordinating the resources required to progress with ESG topics. The ESG Task Force is headed by the main person responsible for each department or division, including our compliance and legal departments, the business and operations centers, and corporate social responsibility department. The ESG Task Force is responsible for making proposals to the ESG committee as well as the implementation and execution of ESG work.

In August 2023, we published our 2022 ESG report. As outlined in the report, we define our ESG strategy with the goal of “co-creation of a new sustainable life” to explore a path of sustainable development across five core areas: New Sustainable Choices, Happy Consumption, Proactive Inclusivity, Beautiful Society, and Dependable Compliance. In addition, we also pledge to achieve carbon neutrality in its own operations and a 50% reduction in Scope 3 carbon emission intensity no later than 2030. We expect to publish our 2023 ESG report in the second half of 2024, which will demonstrate our commitment and set forth our initiatives and efforts in ESG in more details.

In January 2024, we also released our Carbon Reduction Goals and Action Report, which detailed our robust efforts in reducing carbon emissions. These initiatives include increasing the proportion of clean energy usage, improving energy efficiency, and advancing green logistics. The ultimate goal is to strive carbon neutrality in its own operations, promote the low-carbon development within the value chain, and contribute to societal green transformation.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers, and other parties to protect our proprietary rights. As of December 31, 2023, we had been granted 287 patents and submitted 954 patent applications in China, owned 2,187 registered trademarks in China and 125 registered trademarks outside China, 242 copyrights (including copyrights to 210 software products in China that we develop relating to various aspects of our operations), and 30 registered domain names that are material to our business, including vip.com and vipshop.com.

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

Acquisition of Shan Shan Outlets. In July 2019, we entered into a share purchase agreement with Ningbo Xingtong Chuangfu Equity Investment Partnership and Shan Shan Group Co., Ltd., in connection with the acquisition of 100% equity interests in Shan Shan Outlets, a leading player in the offline outlet management industry in China. The total consideration for the acquisition of Shan Shan Outlets was RMB2.95 billion, of which RMB2.93 billion had been paid as of December 31, 2019, and the remaining consideration was paid in January 2020. During the year 2021, 2022, and 2023, we made further investment of RMB149.2 million, RMB553.7 million, and nil to acquire additional shares from the existing shareholders of subsidiaries of Shan Shan Outlets.

Investment in Sichuan VipFubon Consumer Finance Co., Ltd. In October 2021, Sichuan VipFubon Consumer Finance Co., Ltd., a company engaging in consumer finance business, was established by Fubon Bank (China) Co., Ltd., Xtep (China) Co., Ltd. and us. As of the date of this annual report, Fubon Bank (China) Co., Ltd., Xtep (China) Co., Ltd. and we hold 25.0%, 25.1%, and 49.9% of the equity interests in Sichuan VipFubon Consumer Finance Co., Ltd., respectively. We have made capital contribution totaling RMB249.5 million in and have significant influence over the company.

Investment in Guofu Life Insurance Co., Ltd. Guofu Life Insurance Co., Ltd. is a national life insurance company established in June 2018 with the approval of the China Banking and Insurance Regulatory Commission. It provides a broad range of insurance products, including life insurance, annuity, health insurance, and accident insurance products, among other things. We held 16.0% of its equity interest from June 2018 to December 2021, and has been holding 20.4% of its equity interest since January 2022. The total capital contribution we made was RMB468.6 million as of December 31, 2023. We have significant influence on the investee since the year 2022.

Regulation

This section sets forth a summary of the most significant laws and regulations that affect our business in China.

Regulations Relating to Foreign Investments

Investment activities in China by foreign investors are principally governed by the Industry Guidelines of Encouraged Foreign Investment and the Special Administrative Measures (Negative List) for Foreign Investment Access, which were promulgated and are amended from time to time by the Ministry of Commerce and the NDRC, and together with the PRC Foreign Investment Law and its respective implementation rules and ancillary regulations. The industry guidelines and the negative list lay out the basic framework for foreign investments in China, classifying businesses into three categories with regard to foreign investments: “encouraged,” “restricted,” and “prohibited.” Industries not listed in the industry guidelines or the negative list are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On October 26, 2022, the Ministry of Commerce and the NDRC released the Industry Guidelines of Encouraged Foreign Investment (2022 Version), which came into effect on January 1, 2023 and replaced the previous version of the Industry Guidelines of Encouraged Foreign Investment. On December 27, 2021, the Ministry of Commerce and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022 and replaced the previous version of the Special Administrative Measures (Negative List) for Foreign Investment Access.

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

According to the PRC Foreign Investment Law, foreign investments should enjoy pre-entry national treatment, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” While foreign investors should refrain from investing in any of the foreign “prohibited” industries, foreign-invested entities operating in foreign “restricted” industries are required to obtain market entry clearance and other approvals from the PRC governmental authorities. The PRC Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws, administrative regulations, or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions to provide for contractual arrangements as a form of foreign investment. Furthermore, the PRC Foreign Investment Law provides that foreign-invested enterprises established according to the said three existing laws regulating foreign investments may maintain their structure and corporate governance within five years after the implementation of the PRC Foreign Investment Law.

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

On December 30, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department.

In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. Pursuant to such measures, the NDRC establishes a working mechanism office in charge of the security review of foreign investment, which is led by the NDRC and the Ministry of Commerce. Such measures also define foreign investments as direct or indirect investments by foreign investors in China, including (i) investments in new onshore projects or establishment of wholly foreign owned onshore enterprises or joint ventures with other investors; (ii) acquiring equity or assets of onshore companies by merger and acquisition; and (iii) onshore investments by and through any other means. Foreign investments in certain key areas with national security concerns, such as important transport services, important cultural products and services, important information technology and internet products and services, important financial services, and key technologies, which results in the acquisition of de facto control of the invested companies, must be filed with the working mechanism office prior to the implementation of such investments. Failure to make such filing may subject the foreign investor to rectification within a prescribed period, and the foreign investor will be negatively recorded in the national credit information system, which would then subject such investor to joint punishment as provided by the rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or assets and to take any other necessary measures so as to restore to the status before the implementation of the investment and to erase the impact to national security.

Regulations Relating to Foreign Investments in Value-added Telecommunications Businesses

Pursuant to the Provisions on Administration of Foreign-invested Telecommunications Enterprises which were promulgated by the State Council on December 11, 2001, and amended on September 10, 2008, February 6, 2016, and March 29, 2022, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Before the most recent amendment to the Provisions on Administration of Foreign-invested Telecommunications Enterprises on March 29, 2022, a foreign investor who plans to acquire any equity interest in value-added telecommunication business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. However, according to the most recent amendment to the Provisions on Administration of Foreign-invested Telecommunications Enterprises made by the State Council on March 29, 2022, which came into effect on May 1, 2022, requirements of experience in providing value-added telecommunications services overseas and maintenance of good track record for the main foreign investor of a foreign funded telecommunications enterprise operating value-added telecommunications businesses have been removed.

On June 19, 2015, the Ministry of Industry and Information Technology issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business, allowing foreign investors to own more than 50% of equity interest in an operator of “operating e-commerce” business. The 2021 Negative List further provides that foreign investors are allowed to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward, and call center businesses, while foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Information Industry in July 2006 reiterates the regulations on foreign investments in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain value-added telecommunication business operating licenses to operate any value-added telecommunications business in China. Under this circular, a PRC domestic company that holds a Value-added Telecommunication License, is prohibited from leasing, transferring, or selling the Value-added Telecommunication Licenses to foreign investors in any form, and from providing any assistance, including providing resources, sites, or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. The circular further requires each Value-added Telecommunication License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under the PRC regulations.

Regulations Relating to Licenses and Permits

Value-added Telecommunication Licenses

The PRC Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business initially issued by the Ministry of Industry and Information and most recently amended by the Ministry of Industry and Information Technology on June 6, 2019, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. Under the PRC Telecommunications Regulation, commercial operators of value-added telecommunications services must first obtain a Value-added Telecommunication License from the Ministry of Industry and Information or its provincial level counterparts. In 2017, the Ministry of Industry and Information Technology promulgated the latest Administrative Measures on Telecommunications Business Operating Permit, which set forth more specific provisions regarding the different types of Value-added Telecommunication Licenses required to operate different value-added telecommunications services, the qualifications and procedures for obtaining such different types of Value-added Telecommunication Licenses. Pursuant to the Administrative Measures on Internet Information Services, promulgated on September 25, 2000 and amended on January 8, 2011 by the State Council, commercial internet information services providers, which refer to providers of information or services to internet users with charge through internet, must obtain a Value-added Telecommunication License with the business scope of internet information services, namely the Internet Content Provider License, from competent regulatory authorities before providing any commercial internet content services within China.

Record-filing for Provision of Online Trading Platform Services for Distribution of Publications

Under the latest Administrative Provisions for the Publication Market, which were jointly promulgated by the National Radio and Television Administration and the Ministry of Commerce on May 31, 2016, and became effective on June 1, 2016, an online trading platform that provides services for the distribution of publications must complete record-filing formalities with the competent publication administrative authority.

Food Operating Permit

China has adopted a licensing system for food supply operations under the Food Safety Law, which was adopted on February 28, 2009 and most recently amended on April 29, 2021, and its implementation rules. Entities or individuals that intend to engage in food production, food distribution, or food service businesses must obtain licenses or permits for such businesses. On August 31, 2015, the China Food and Drug Administration issued the Administrative Measures for Food Operating Permit, which was amended and effective as of November 17, 2017. The Administrative Measures for Food Operating Permit requires an enterprise engaging in food operating business to obtain a Food Operating Permit.

Record-filing by Third-party Platform Providers for Online Food Trading

On July 13, 2016, the China Food and Drug Administration promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, which were further amended by the SAMR on April 2, 2021, pursuant to which a third-party platform provider for online food trading in China must file a record with the competent office of the SAMR at the provincial level and obtain a filing number.

Record-filing for Operation of Medical Devices

Pursuant to the Regulations on Supervision and Administration of Medical Devices which were issued by the State Council in 2000 and further amended in March 2014, May 2017, and February 2021, medical devices are divided into three types based on their risk levels. On July 30, 2014, the China Food and Drug Administration promulgated the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which became effective on October 1, 2014 and were amended on November 17, 2017 and March 10, 2022. Pursuant to the Regulations on Supervision and Administration of Medical Devices and the Measures on the Supervision and Administration of the Business Operations of Medical Devices, any entities that engage in the business operation of Type II medical devices must file a record with the local department responsible for the drug supervision and administration.

Furthermore, according to the Measures for the Administration and Supervision of Online Sales of Medical Devices, which were promulgated by the China Food and Drug Administration on December 20, 2017 and became effective on March 1, 2018, enterprises engaged in online sales of medical devices must be medical device operation enterprises that have obtained medical device operation licenses or record-filings and must fill in the table of information of online sales of medical devices and file the information with the competent food and drug administration.

Record-filing by Third-party Platforms Providers for Medical Device Online Trading Services

Pursuant to the Measures for the Administration and Supervision of Online Sales of Medical Devices, a provider of a third-party platform for online trading services for medical devices must obtain the Internet Drug Information Service Qualification Certificate and must complete filing procedures with the competent provincial food and drug administrative department.

Internet Drug Information Service Qualification Certificate

Pursuant to the Administrative Measures on Internet Drug Information Service which were promulgated by the China Food and Drug Administration on July 8, 2004 and most recently amended on November 17, 2017, an internet information service operator that provides information regarding drugs (including medical equipment) must obtain an Internet Drug Information Service Qualification Certificate from the competent food and drug administration.

Payment Business License

On June 14, 2010, the People’s Bank of China issued the Administrative Measures for the Payment Services of Non-financial Institutions, which were most recently amended on April 29, 2020. Under these measures, a non-financial institution must obtain a Payment Business License to provide payment services and qualifies as a paying institution. With the Payment Business License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by the People’s Bank of China.

Registration and Record-filing of E-commerce Livestream Platform

Pursuant to Notice of National Radio and Television Administration on Strengthening the Administration of Livestream Shows and E-commerce Livestream promulgated by the State Administration of Radio and Television on November 12, 2020, platforms providing live streaming services for online shows and e-commerce activities should effectively implement their responsibilities as subjects, strive to improve various management systems, responsibility systems, content security systems, and human resources and material allocation for webcast services, actively participate in the development of industry ethics and industry self-discipline, so as to jointly promote the standardized, orderly, and sound development of live streaming of online shows and e-commerce activities. The aforesaid platforms should register and file the information of business operators and business development information in the Information Management System for National Online Audio-visual Platforms by November 30, 2020. As of the date of this annual report, we have submitted an application for the record-filing in the Information Management System for National Online Audio-visual Platforms for the live streaming service we offered to brands and the application is currently under review by the competent authorities.

Permits for Spreading Audio-video Program via Information Network

On December 20, 2007, the Ministry of Industry and Information Technology and the National Radio and Television Administration jointly issued the Administrative Provisions on the Internet Audio-video Program Service, which came into effect on January 31, 2008 and were amended on August 28, 2015. These administrative provisions define “internet audio-video program services” as activities of producing, editing, and integrating audio-video programs, supplying audio-video programs to the general public via the internet, and providing audio-video programs uploading and transmission services to other people. Entities providing internet audio-video programs services must obtain Permits for Spreading Audio-video Program via Information Network. Applicants for the Permits for Spreading Audio-video Program must be state-owned or state-controlled entities unless the Permits for Spreading Audio-video Program have been obtained prior to the effectiveness of the Administrative Provisions on the Internet Audio-video Program Service in accordance with the then-in-effect laws and regulations. In addition, according to the 2021 Negative List, foreign-invested enterprises are not allowed to engage in the internet audio-video program services. According to the Administrative Provisions on the Internet Audio-video Program Service and other laws and regulations, audio-video programs provided by the entities supplying internet audio-video program services should not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that jeopardizes the sovereignty of the country or national security, and any content that disturbs social order or undermines social stability. A full copy of any audio-video program that has already been broadcasted must be retained for at least 60 days. Movies, television programs, and other media content used as internet audio-video program services must comply with applicable administrative regulations on radio, movie, and television programs. Internet audio-video program service providers must immediately remove the audio-video programs violating laws and regulations, keep the records, report to the authorities, and implement other regulatory requirements.

The Categories of the Internet Audio-video Program Services (for Trial Implementation) promulgated by the National Radio and Television Administration on March 17, 2010 and amended on March 10, 2017, classify internet audio-video programs into four categories: (I) Category I, internet audio-video program service in the form of radio station or television station; (II) Category II, internet audio-video program service, including (a) re-broadcasting service of current political audio-video news programs; (b) hosting, interviewing, reporting, and commenting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of audio-video programs such as films, television dramas, and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; and (g) live audio-video broadcasting service of cultural activities of common social organizations, sport events, or other organization activities; (III) Category III, internet audio-video program service, including (a) aggregating service of online audio-video content, and (b) re-broadcasting service of the audio-video programs uploaded by internet users; and (IV) Category IV, internet audio-video program service, including (a) re-broadcasting service of the radio or television program channels; (b) re-broadcasting service of internet audio-video program channels; and (c) re-broadcasting service of online live audio- video program.

Network Cultural Business License

Pursuant to the Interim Administrative Provisions on Internet Culture, which was issued by the Ministry of Culture on May 10, 2003 and most recently amended on December 15, 2017, the enterprises engaged in operational internet culture activities must obtain the Network Cultural Business License. Operational internet culture activities mean the activities of providing internet culture products and services to obtain benefits by charging fees from users accessing the internet or by electronic commerce, advertisement, and financial supports, among others, for the purpose of making profits.

Record-filing of Issuers of Single-purpose Commercial Prepaid Cards

On September 21, 2012, the Ministry of Commerce issued the Administrative Measures on Single-purpose Commercial Prepaid Cards (Tentative), which came into effect on November 1, 2012 and were amended on August 18, 2016. Under these measures, among other things and subject to implementing rules adopted by the local branch of the Ministry of Commerce, the issuer of single-purpose commercial prepaid cards, which are defined as the prepaid cards that can only be redeemed by the card issuer, the group companies under the same ultimate control of the card issuer, or the franchise entities under one single brand which is the same as the card issuer, must (i) complete the record-filing procedures with the Ministry of Commerce or its local branches within 30 days after it starts offering such single-purpose commercial prepaid cards, and (ii) adopt sufficient measures to control risks, by means of controlling the total balance of the single-purpose commercial prepaid cards and providing advance deposit, guarantee insurance, bank guarantee, or other types of commercial guarantee as required.

Record-filing and Registration of Foreign Trade Operators

Pursuant to the then effective PRC Foreign Trade Law promulgated by the Standing Committee of the National People’s Congress on May 12, 1994 and amended on April 6, 2004 and November 7, 2016, and the Measures for Record-filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce on June 25, 2004 and most recently amended on May 10, 2021, foreign trade business operators engaging in import or export of goods must go through record-filing and registration formalities with the Ministry of Commerce or authorities entrusted by the Ministry of Commerce, unless otherwise stipulated by laws, administrative regulations, and the Ministry of Commerce. On December 30, 2022, the Standing Committee of the National People’s Congress released the Decision of the Standing Committee of the National People’s Congress on Revising the PRC Foreign Trade Law, which removes the record-filing and registration requirements for foreign trade business operators. However, the Measures for Record-filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce have not been revised and the record-filing and registration requirements for foreign trade business operators thereunder have not been canceled.

Record-filing of a Customs Declaration Entity

Pursuant to the Administrative Provisions of the Customs of the People’s Republic of China on the Registration of Customs Declaration Entities promulgated by the General Administration of Customs on March 13, 2014 and most recently amended on May 29, 2018, in completing customs declaration formalities, any customs declaration entity must go through the application registration formalities with the Customs in accordance with the provisions, unless otherwise required by the laws, administrative regulations or rules of the Customs. The Administrative Provisions of the Customs of the People’s Republic of China on the Registration of Customs Declaration Entities was replaced by the Administrative Provisions of the Customs of the People’s Republic of China on Record-filing of Customs Declaration Entities, which were promulgated by the General Administration of Customs on November 19, 2021 and came into effect on January 1, 2022. Pursuant to the Administrative Provisions of the Customs of the People’s Republic of China on Record-filing of Customs Declaration Entities, in order to conduct customs declaration business in China, customs declaration entities must go through the record-filing formalities with the Customs in accordance with such provisions and the record-filing of customs declaration entities will remain valid permanently unless revoked.

Record-filing with the Immigration Inspection and Quarantine Agency

Pursuant to the Law on Import and Export Commodity Inspection promulgated by the Standing Committee of the National People’s Congress on February 21, 1989 and most recently amended on April 29, 2021, and the Implementing Regulations of the Law on Import and Export Commodity Inspection promulgated by the State Council on August 31, 2005 and most recently amended on March 29, 2022, the consignees or the consignors of imported and exported commodities may complete declaration formalities for inspection on its own or entrust a declaration agent enterprise to complete declaration formalities for inspection and must complete filing formalities with the immigration inspection and quarantine agency in accordance with the law.

Record-filing of Internet Information Service Algorithm

On December 31, 2021, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the SAMR jointly issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services, which became effective on March 1, 2022. These administrative provisions stipulate that algorithm recommendation service provider with public opinion attribute or social mobilization ability must, within ten working days from the date of provision of services, fill in information such as the service provider’s name, service form, application field, algorithm type, algorithm assessment report, and content to be disclosed via the internet information service algorithm record-filing system to go through record-filing formalities.

Record-filing of Mobile Internet Applications

On July 21, 2023, the Ministry of Industry and Information Technology issued the Notice on the Record-filing of Mobile Internet Applications, which requires any mobile application sponsor that engages in internet information services in China to go through the record-filing formalities in accordance with the Law of the People’s Republic of China Against Telecommunications and Internet Frauds, the Administrative Measures on Internet Information Services, and other regulations. Any mobile application sponsor that fails to complete the record-filing formalities should not engage in internet information services through mobile apps.

Regulations Relating to Information Security

The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress on December 28, 2000, and amended with immediate effect on August 27, 2009, specifies that certain types of acts conducted through the internet are subject to criminal liabilities if such acts constitute criminal offense, including but not limited to: (i) gaining improper entry into a computer information system relating to state affairs, national defense, or cutting-edge science and technology; (ii) disseminating harmful information, inciting secession, or sabotaging national unity; (iii) stealing or leaking state secrets, intelligence, or military secrets; (iv) undermining the commercial goodwill and product reputation of other people; or (v) infringing intellectual property rights of other people.

The Administrative Measures for the Security Protection of International Connections to Computer Information Network, issued by the Ministry of Public Security on December 16, 1997, and amended on January 8, 2011, prohibit use of the internet to harm the national security, divulge state secrets, infringe on legal rights and interests of the state, society, or citizens, or engage in any illegal or criminal activities. Any inter-connected organizations, node network organizations, legal persons, and other organizations which use international connections to computer information networks must go through the filing procedures with the authorities within thirty days of the official connection of the network.

On July 1, 2015, the Standing Committee of the National People’s Congress promulgated the PRC National Security Law, which came into effect on the same day. This law provides that the state must safeguard the sovereignty, security, and development interests of cyberspace in the state, and that the state must establish a national security review and supervision system to review, among other things, foreign investment, specific items and key technologies, network information technology products and services, and other important activities that impact or are likely to impact the national security of China.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law, which came into effect on June 1, 2017. In accordance with the Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations, and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality, and usability of network data. Pursuant to the Notice on Seeking Public Comments on the Decision to Amend the PRC Cybersecurity Law (Draft for Comments) issued by the CAC on September 14, 2022, the violations of the Cybersecurity Law might be subject to more severe punishment if this draft decision is implemented in its current form. Specifically, the draft decision proposed to enhance the punishment against violations of the network operation security obligation, the critical information infrastructure operation security obligation, and the network information security obligation by increasing the upper limits of the fines and imposing additional punishment. The draft decision also proposed to enhance the punishment against personal information infringement by referencing to the punishment under applicable laws, including the one under the Personal Information Protection Law.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022, and further restate and expand the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before an overseas listing.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the National People’s Congress published the Data Security Law, which came into effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired, or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities, and file the risk assessment reports with the competent authorities. State core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood, and major public interests, should be subject to stricter management systems. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the PRC territory should not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provide for improving the laws and regulations on data security, cross-border data transmission, and confidential information management. These opinions provided that efforts would be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On November 14, 2021, the CAC released the Draft Regulations on Network Data Security, for public comments until December 13, 2021. The Draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations on Network Data Security, data processors must apply for a cybersecurity review for the following activities: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources relating to national security, economic development, or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas must carry out an annual data security assessment. The Draft Regulations on Network Data Security remains unclear on whether the requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure. Pursuant to these regulations, critical information infrastructure should mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs, and national defense science, technology, and industry, and important network facilities or information systems which may seriously endanger national security, people’s livelihood, and public interest once there occur damage, malfunctioning, or data leakage to them. The Regulations on Protection of Critical Information Infrastructure provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. These regulations also require that critical information infrastructure operators should establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator should take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, the administration departments of each important industry and sector should be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the Ministry of Industry and Information Technology and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. These provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences should not provide technical support, advertising, payment settlement, and other assistance to the offenders. According to the Provisions on the Administration of Security Vulnerabilities of Network Products, network product providers, network operators, and platforms collecting network product security vulnerabilities should establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. These provisions also ban provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On October 29, 2021, the CAC issued the Measures for the Security Assessment of Cross-border Data Transfer (Draft for Comments), and then on July 7, 2022, the CAC officially issued the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures apply to the security assessment conducted by data processors where they provide overseas parties with important data and personal information collected and generated during the operation in China. Based on the these measures, data processors must apply for the security assessment of data cross-border transfer to the national cyberspace administration through the provincial cyberspace administration in the place where they operate if they provide data outside China under any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-Border Data Flows, establishing a multi-tiered approach for cross-border data provisions. Depending on the types of data operators and the nature and amount of data involved, different approaches may apply, which may require the data processors to undergo data export security assessments, enter into standard contractual clauses, or obtain personal information protection certifications. For example, the following data processors must undergo data export security assessments for their provision of information to overseas recipients: (i) where a critical information infrastructure operator provides personal information or important data to overseas recipients, and (ii) where data operators other than the critical information infrastructure operators provide important data to overseas recipients, or where data operators other than the critical information infrastructure operators cumulatively provide personal information (excluding sensitive personal information) of more than one million individuals or cumulatively provide sensitive personal information of more than ten thousand individuals since January 1 of a given year. The Provisions on Promoting and Regulating Cross-Border Data Flows also provide the circumstances where data processor providing personal information to overseas recipients may be exempted from undergoing data export security assessments, entering into standard contractual clauses, or obtaining personal information protection certifications, which include, among other things, in the event that a data processor other than a critical information infrastructure operator cumulatively provides personal information (excluding sensitive personal information) of not more than 100,000 individuals since January 1 of a given year.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security in December 2005 and became effective in March 2006, require all internet service providers to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days. In addition, any user registration information should not be publicized or divulged without users’ approval, unless it is otherwise required by laws or regulations. The Decision on Strengthening Network Information Protection, which was promulgated by the National People’s Congress in December 2012, states that internet service providers must request identity information from users when information publication services are provided to the users. If internet service providers come across prohibited information, they must immediately cease the transmission of such information, take disposal measures such as elimination, keep the records, and report to the government authorities.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarify the meaning of internet service provider and the severe situations of the crimes.

Regulations Relating to Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, the PRC government authorities have enacted legislation on the internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services which were promulgated by the Ministry of Industry and Information Technology on December 29, 2011, an internet content provider may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. An internet content provider must expressly inform the users of the method, content, and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet content provider is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the internet content provider must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunication regulatory authority.

In addition, the Decision on Strengthening Network Information Protection, which was promulgated by the Standing Committee of the National People’s Congress on December 28, 2012, provides that electronic information that is able to identify personal identities of citizens or is concerned with personal privacy of citizens is protected by law and should not be unlawfully obtained or provided. Internet content providers collecting or using personal electronic information of citizens must specify purposes, manners, and scopes of information collection and use, obtain the consent of citizens concerned, and strictly keep confidential personal information collected. Internet content providers are prohibited from disclosing, tampering with, damaging, selling, or illegally providing others with personal information collected. Technical and other measures are required to be taken by internet content providers to prevent personal information collected from unauthorized disclosure, damage, or being lost. Internet content providers are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate the provisions on internet privacy.

Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information which was promulgated by the Ministry of Industry and Information Technology on July 16, 2013, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality, and necessity, and be within the specified purposes, methods, and scopes. Pursuant to the Ninth Amendment to the PRC Criminal Law which was issued by the Standing Committee of the National People’s Congress on August 29, 2015 and became effective on November 1, 2015, any internet service provider that fails to fulfill obligations to manage information and network security as required by applicable laws and refuses to rectify upon orders from government authorities, will be subject to the criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence to criminal investigations; or (iv) implicates other severe circumstances.

To further regulate cybersecurity and privacy protection, the PRC Cybersecurity Law which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and came into effect on June 1, 2017, provides that subject to certain exceptions, (i) to collect and use personal information, network operators must follow the principles of legitimacy, rightfulness, and necessity, disclose their rules of data collection and use, clearly express the purposes, means, and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators can neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered, and must dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators cannot divulge, tamper with, or damage the personal information they have collected, and cannot provide the personal information to others without the consent of the persons whose data is collected. Pursuant to the Notice on Seeking Public Comments on the Decision to Amend the Cybersecurity Law (Draft for Comments) issued by the CAC on September 14, 2022, the violations of the Cybersecurity Law might be subject to more severe punishment if the draft decision is implemented in its current form. Specifically, the draft decision proposed to enhance the punishment against personal information infringement by referencing to the punishment under applicable laws which would include the one under the Personal Information Protection Law.

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Applications Information Services (2016), which has been replaced by the Administrative Provisions on Mobile Internet Applications Information Services (2022) effective from August 1, 2022, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, application providers should process personal information by following the principles of legitimacy, rightfulness, necessity, and good faith, have clear and reasonable purposes, disclose processing rules, comply with the provisions on the scope of necessary personal information, regulate personal information processing activities, and take necessary measures to ensure the security of personal information. Application providers should not, for any reason, force users to consent to personal information processing, or refuse users to use the basic functions and services on the reason that users do not agree to provide unnecessary personal information.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate issued the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which became effective on June 1, 2017. These interpretations provide more practical conviction and sentencing criteria for the infringement of citizens’ personal information and marks a milestone for the criminal protection of citizens’ personal information. Pursuant to these interpretations and the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of the national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person, and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting, or exchanging such information in violation of applicable rules and regulations.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to their services; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily, and (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of service. App operators violating these rules can be ordered by authorities to correct their non-compliance within a given period of time, be publicly reported, or ordered to quit its operation or cancel its business license or operational permits.

On April 10, 2019, the Ministry of Public Security promulgated the Guidelines for Internet Personal Information Security Protection, which establish the management mechanism, security technical measures, and business workflows for personal information security protection. On August 22, 2019, the CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information which require, among others, that network operators who collect, store, use, transfer, and disclose personal information of children under the age of 14 must establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and must obtain the consent of the children’s guardians.

On November 28, 2019, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the SAMR jointly promulgated the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provide guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct examination and correction and social supervision by netizens.

On May 28, 2020, the National People’s Congress approved the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person must be protected by the law. Any organization or individual that needs to obtain personal information of others must obtain such information legally and ensure the safety of such information, and should not illegally collect, use, process, or transmit personal information of others, or illegally purchase or sell, provide, or make public personal information of others.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and came into effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly relating to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors must adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines, or other penalties.

On February 6, 2023, the Ministry of Industry and Information Technology promulgated the Circular of the Ministry of Industry and Information Technology on Further Improving Mobile Internet Application Service Capabilities, which reiterates the principles of legality, justification, and necessity. The circular provides that engaging in personal information processing activities must have clear and reasonable purposes, and users must not be compelled to consent to personal information processing beyond the scope or that is irrelevant to the service scenarios, solely for the sake of service experience, product development, algorithmic recommendation, and risk control, among others. When a user refuses to provide personal information that is not necessary for the current services, it must not impact the user’s basic functions of the service.

Regulations on Algorithm Recommendations

On September 17, 2021, the CAC and eight other PRC governmental authorities jointly promulgated the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithms Related Internet Information Services, which provide that, among others, enterprises must establish an algorithm security responsibility system and a science and technology ethical review system, improve the algorithm security management organization, strengthen risk prevention and control as well as potential danger investigation and governance, and improve the capacity and level to respond to algorithm security emergencies. Enterprises must also strengthen their sense of responsibility and assume the main responsibility for the results arising from the application of algorithms.

On December 31, 2021, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the SAMR jointly issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services, which became effective on March 1, 2022. These administrative provisions stipulate that algorithm recommendation service providers must (i) fulfill their responsibilities for algorithm security, (ii) establish and improve management systems and technical measures for algorithm mechanism examination, scientific and technological ethics review, user-registration, information release review, data security and personal information protection, anti-telecommunications and internet fraud, security assessment and monitoring, and security incidents emergency response, among others, and (iii) formulate and disclose the rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service. Algorithm recommendation service providers should not take advantage of algorithm recommendation services to (i) engage in any illegal activity which may endanger national security and social public interest, disturb economic and social order, or infringe others’ legitimate rights and interest, or (ii) disseminate any information prohibited by laws and regulations.

On November 25, 2022, the CAC, the Ministry of Industry and Information Technology, and the Ministry of Public Security jointly issued the Administrative Provisions on the Deep Synthesis of Internet Information Services, which came into effect on January 10, 2023. According to these provisions, no organization or individual may use deep synthesis services to produce, reproduce, release, or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger the national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order, or undermine the legitimate rights and interests of others. Specifically, the providers of deep synthesis services should, among other things, establish and maintain the management systems for algorithmic mechanism review, data security, and personal information protection.

Regulations Relating to E-commerce

On January 26, 2014, the State Administration for Industry and Commerce, the predecessor of the SAMR, adopted the Administrative Measures for Online Trading (2014), which came into effect on March 15, 2014. On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions (2021), which came into effect on May 1, 2021 and replaced the Administrative Measures for Online Trading (2014). Under these measures, online transaction operators engaging in business activities should follow the principles of voluntariness, equality, fairness, and good faith, comply with laws, regulations, rules, business ethics, public order, and good morals, participate in market competition fairly, earnestly perform statutory obligations, actively assume subject responsibilities, and accept supervision from all sectors of the society. Online transaction platform operators should require business operators that are applying to sell goods or provide services on their platforms to provide authentic information such as information relating to identity, address, contact, and administrative license, verify and register such information, establish registration files, and verify and update such information at least once every six months. In addition, online transaction platform operators should establish an inspection and monitoring system relating to information of business operators on their platforms and relating to goods and services such business operators advertise. Where an online transaction platform operator identifies any information relating to goods and services on its platforms that is in violation of laws, regulations, or rules on market supervision and administration, damages national or public interests, or is detrimental to public order or good morals, it must take necessary measures to dispose such information in accordance with the law, maintain the records, and report the same to the administration for market regulation.

On March 24, 2016, the State Taxation Administration, the Ministry of Finance, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-border E-commerce Retail Imports, which came into effect on April 8, 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to the tariff, import value-added tax, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, while e-commerce companies, companies operating e-commerce transaction platforms or logistic companies should be the withholding agents regarding such taxes.

To further regulate the e-commerce industry, on August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which came into effect on January 1, 2019, providing that e-commerce operators must comply with the principles of voluntariness, equality, fairness, and good faith, abide by laws, observe business ethics, equally participate in market competition, perform obligations regarding the protection of consumers’ rights and interests, environmental protection, intellectual property protection, and the protection of cybersecurity and personal information, take charge of the quality of products and services, and receive the supervision of the government and the general public. For example, an operator of an e-commerce platform must (i) comply with the requirements for the protection of personal safety and property security and the requirements for environmental protection regarding its sales of goods or provisions of services; (ii) disclose information of goods or services fully, truthfully, accurately, and promptly, and protect consumers’ right to know and right to choose; (iii) deliver goods or services to a consumer in accordance with the method and deadline committed or agreed with the consumer, and bear the risks and liability for transportation of goods, except where the consumer separately selects a courier service provider.

On June 12, 2019, the State Post Bureau and the Ministry of Commerce promulgated the Guiding Opinions on Regulating the Interconnection and Sharing of Data between Express Delivery and E-commerce Industries, which provide that if e-commerce participants agree to deliver commodities through express delivery, an e-commerce operator will be supported in providing the necessary delivery data to an express delivery service provider through the agreed means of data transmission. The e-commerce platform operator cannot, by restricting the interconnection and sharing of data, hinder the e-commerce participants from freely choosing the express delivery service. When collecting and sharing user information, e-commerce operators and enterprises engaged in express delivery business must abide by the provisions of laws and administrative regulations on information protection, and cannot be used for purposes unrelated to the delivery service they provide.

Regulations Relating to Internet Finance

On July 18, 2015, ten PRC governmental authorities jointly issued the Guidance on Promoting the Healthy Development of Internet Finance. This guidance refers to internet finance as a new financial business model in which traditional financial institutions and internet companies provide financing, payment, investment, and information intermediary services by using internet technologies and information and communication technologies. In accordance with this guidance, internet finance is part of the finance sector, and internet finance business operators are still required to comply with the regulations in relation to the provision of each sub-category of specific financial services they provide.

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

On September 7, 2020, the China Banking and Insurance Regulatory Commission issued the Circular on Strengthening the Supervision and Administration of Microcredit Companies. This circular provides that the microcredit companies must mainly operate the lending business and must act in accordance with the requirements regarding the loan concentration, loan purposes, fund management, debt collection, and disclosure. Local authorities must enhance supervision and administration of the establishment of the microcredit companies and suspend newly-incorporated microcredit companies from engaging in the internet microcredit business and other inter-provincial business.

On November 2, 2020, the China Banking and Insurance Regulatory Commission and the People’s Bank of China released the Interim Measures for the Administration of Online Microcredit Business (Draft for Comments), which provide that a microcredit company that intends to engage in online microcredit business must obtain the legal approval of the competent regulator and a microcredit company that intends to engage in online microcredit business across provincial-level administrative regions must obtain the legal approval of the banking regulator under the State Council. In addition, the aforesaid draft sets out the statutory qualified requirements for an online microcredit company.

Regulations Relating to Commercial Factoring Services

On June 27, 2012, the Ministry of Commerce issued the Notice on the Pilot Launch of Commercial Factoring which launched a commercial factoring pilot program in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The Ministry of Commerce further expanded the list of commercial factoring pilot areas to include Chongqing Liangjiang New Area and certain other areas in August 2013. Pursuant to the notices of Ministry of Commerce, the local government of those pilot areas promulgated its own rules to implement the pilot program. Under these notices and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the Ministry of Commerce or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable, and credit risk guarantee. A commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans or to specialize in or carry out debt collection.

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

Regulations Relating to Product Quality and Consumer Protection

The Product Quality Law, which was promulgated by the Standing Committee of the National People’s Congress on February 22, 1993 and most recently amended on December 29, 2018, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy the quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales.

The Consumer Rights and Interests Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 1993 and most recently amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage, and term of validity of the commodities. The Consumer Rights and Interests Protection Law was amended in October 2013 and became effective in March 2014. The amended Consumer Rights and Interests Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses, and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers.

On March 15, 2024, the State Counsil promulgated the Implementing Regulations of the Consumer Rights and Interests Protection Law, which will come into effect on July 1, 2024. The Implementing Regulations of the Consumer Rights and Interests Protection Law provide detailed provisions on business operators’ obligations, including protection of consumers’ personal and property safety, the handling of defective products, avoidance of fraudulent advertisement, promotion of price transparency, assurance of quality guarantee, and protection of consumers’ personal information. These regulations also refine provisions regarding online consumption and stipulated operators’ obligations concerning prepaid consumption. Specifically, business operators are prohibited from using technological means to forcibly or indirectly compel consumers to purchase goods or receive services, or excluding or limiting consumers’ choices of goods or services provided by other operators.

In addition, the Civil Code provides that if a network service provider knows or should know that a network user is committing infringing activities through its network services and fails to take necessary measures, it should be jointly liable with the said network user for such infringement. If a network service provider receives any notice from the infringed party on any infringing activities, the network service provider should take necessary measures, including deleting, blocking, and unlinking the infringing content, in a timely manner. Otherwise, it will be held jointly liable with the network user for the extended damages.

Regulations Relating to Leasing

Pursuant to the Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Land Use Right of the State-owned Land in the Urban Areas promulgated by the State Council on May 19, 1990 and most recently amended on November 29, 2020, the lease of the allocated land use rights and of the buildings or houses erected on such land should be subject to the approval of the real estate administration department.

Pursuant to the Law on Administration of Urban Real Estate, which was promulgated on July 5, 1994 and most recently amended on August 26, 2019 by the Standing Committee of the National People’s Congress, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. The Law on Administration of Urban Real Estate further provides that where the owner of a building leases the building on state-owned land of which the land use right is granted to such owner by way of allocation for the purpose of profit- making, the gains on land included in the rental should be turned over to the state.

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

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, a regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and were revised on June 22, 2009. Foreign investors must comply with these regulations when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in China for the purpose of purchasing the assets of a domestic company and operating the assets; or when the foreign investors purchase the assets of a domestic company and establish a foreign-invested enterprise by injecting such assets, and operate the assets. The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, among other things, purports to require that an offshore special purpose vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

In addition, the General Office of the State Council promulgated the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, that became effective on March 3, 2011. This circular officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Furthermore, the Ministry of Commerce promulgated the Rules of the Ministry of Commerce on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective on September 1, 2011, to implement such circular. Under this circular, security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Rules of the Ministry of Commerce on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to a security review, the Ministry of Commerce will submit it to the Inter-ministerial Panel, an authority established pursuant to the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors and is initiated by the NDRC and the Ministry of Commerce under the leadership of the State Council, to carry out security review. These rules prohibit foreign investors from bypassing the security review by structuring transactions through holding shares on behalf of others, trusts, multi-tier re-investments, leases, loans, control through contractual arrangements or offshore transactions.

On December 19, 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. Pursuant to such measures, the NDRC establishes a working mechanism office in charge of the security review of foreign investment, which is led by the NDRC and the Ministry of Commerce. Such measures also define foreign investments as direct or indirect investments by foreign investors in China, including (i) investments in new onshore projects or establishment of wholly foreign owned onshore enterprises or joint ventures with other investors; (ii) acquiring equity or assets of onshore companies by merger and acquisition; and (iii) onshore investments by and through any other means. Foreign investments in certain key areas with national security concerns, such as important transport services, important cultural products and services, important information technology and internet products and services, important financial services, and key technologies, which results in the acquisition of de facto control of the invested companies, must be filed with the working mechanism office prior to the implementation of such investments. Failure to make such filing may subject the foreign investor to rectification within a prescribed period, and the foreign investor will be negatively recorded in the national credit information system, which would then subject such investor to joint punishment as provided by the rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or assets and to take any other necessary measures so as to restore to the status before the implementation of the investment and to erase the impact to national security.

On July 6, 2021, the PRC government authorities issued the Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of the regulatory systems to deal with the risks and incidents faced by overseas-listed China-based companies.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the 2021 Negative List, which came into effect on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage should be subject to, mutatis mutandis, the regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC promulgated the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establish a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares, and other securities in nature of equity) and listing by a PRC domestic company, whether directly or indirectly, are required to fulfill the filing procedures with, and to report the information to, the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing will be considered as an indirect overseas offering and listing by a PRC domestic company if the issuer meets both of the following conditions: (i) any of the operating revenue, total profit, total assets, or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in China, or the principal operation premises are located in China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in China. On the same day, the CSRC also held a press conference for the release of the Overseas Offering and Listing Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or before the effective date of the Overseas Offering and Listing Measures (i.e., March 31, 2023) can be deemed as Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately for their historical offerings and listing, and they may be required to file with the CSRC when they conduct subsequent financing activities. The Guideline No. 2 on the Application of Regulatory Rules on Overseas Securities Offerings and Listings, as one of the supporting guidelines for the Overseas Offering and Listing Measures, provides that the filing documents submitted to the CSRC must specify, among other things: (i) whether the PRC laws, administrative regulations, or provisions restrict or prohibit the PRC domestic companies from conducting business and/or holding licenses or qualifications for the issuers through contractual arrangements; and (ii) whether the PRC domestic operating entities that have contractual arrangements with the issuers fall into the industries in which foreign investments are restricted or prohibited. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with variable interest entity structure, the CSRC will solicit opinions from the regulatory authorities and complete the filing procedures for the overseas offering and listing of PRC domestic companies with variable interest entity structure which duly meet the compliance requirements.

The Overseas Offering and Listing Measures also set forth certain regulatory red lines for overseas offerings and listings by PRC domestic enterprises. According to the Overseas Offering and Listing Measures, an overseas offering and listing of securities by a PRC domestic company under any of the following circumstances is prohibited: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations, and the state rules; (ii) the proposed securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the PRC domestic company proposing to conduct the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property, or undermining the order of the socialist market economy during the past three years; (iv) the PRC domestic company proposing to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has been made thereof; or (v) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

Furthermore, the Overseas Offering and Listing Measures also provide that (i) where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer should designate a major PRC domestic operating entity, which should, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (ii) a filing relating to an initial public offering and listing must be made with the CSRC within three business days after the application is submitted overseas; (iii) a filing relating to subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities must be made with the CSRC within three business days after the offering is completed; (iv) a filing relating to subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed must be made pursuant to provisions as stipulated for initial public offerings and listings. Where a PRC domestic company fails to fulfill the filing procedure, withholds any material fact, or makes false statements in its filing documents that are material, such PRC domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge, and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC and certain other PRC regulatory authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023. Pursuant to these provisions, a PRC domestic enterprise that seeks overseas offering and listing, whether in a direct or indirect manner, must strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Where a PRC domestic company, either directly or through its overseas listed entity, publicly discloses or provides to any individuals or entities including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, it must first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. In the event that such documents and materials, if leaked, will be detrimental to national security or public interest, the PRC domestic company must strictly fulfill the procedures stipulated by applicable national regulations. Where a PRC domestic company, after fulfilling the procedures, provides to securities companies, securities service providers, and other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the PRC laws and regulations, which must specify, among other things, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers, and overseas regulators and individuals, it must fulfill due procedures in compliance with applicable national regulations.

Regulations Relating to Anti-monopoly

The PRC Anti-monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective from August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position, and concentration of undertakings that have the effect of eliminating or restricting competition. On June 24, 2022, the Standing Committee of the National People’s Congress adopted the Decision of the Standing Committee of the National People’s Congress on Amending the PRC Anti-monopoly Law, which became effective on August 1, 2022. This decision increased the fines on business operators for illegal concentration to no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition, or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition; the anti-monopoly enforcement agency may also order the business operators to cease the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or to take other necessary measures to restore to the status before the concentration if the concentration of the business operators has or may have an effect of excluding or limiting competition. In addition, according to this decision, where a concentration of business operators does not meet the filing threshold set by the State Council, but there is evidence that the concentration has or may have the effect of excluding or limiting competition, the anti-monopoly law enforcement agency may order the operators to file the concentration of business operators. The dominant market position refers to a market position where an operator may manipulate the price, volume, and other trade conditions of commodities on a relevant market, or may obstruct or otherwise affect the entrance of other operators into relevant markets. An operator who holds the dominant market position is prohibited from engaging in such practices which may be classified as an abuse of said position as: (a) selling commodities at unfairly high or buying commodities at unfairly low prices, (b) selling commodities at prices lower than cost without justified reasons; (c) refusing to trade with a trading counterparty without justified reasons; (d) restricting a trading counterparty to trade exclusively with it or trade exclusively with the operators designated by it without justifiable reasons; (e) conducting tie-in sales or adding other unreasonable conditions on a deal without justified reasons, (f) discriminating among trading counterparties of the same qualifications with regard to trade price, among others, without justified reasons, or (g) other practices recognized by the enforcement authorities as abuse of dominant market position. Furthermore, where an operator violates the provisions of the Anti-monopoly Law by abusing dominant market position, the enforcement authorities will order such operator to stop the illegal activities, confiscate the illegal earnings, and impose a fine of 1% to 10% of the previous year’s sales revenue.

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

On August 3, 2008, the State Council promulgated the Rules of the State Council on Declaration Threshold for Concentration of Undertakings, which was amended on September 18, 2018. The Rules of the State Council on Declaration Threshold for Concentration of Undertakings require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement agency of the State Council before they can be completed. The Provisions on the Threshold of Filings for Undertaking Concentrations, issued by the State Council on January 22, 2024, set forth the latest filing threshold for concentration of undertaking, which is, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion in the preceding fiscal year and at least two of these operators each has a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeds RMB4 billion in the preceding fiscal year, and at least two of these operators each has a turnover of more than RMB800 million within China in the preceding fiscal year.

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

On March 24, 2023, the SAMR released four regulations supporting the Anti-monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which came into effect on April 15, 2023. Each of these regulations superseded and replaced its corresponding interim provisions, respectively, namely the Interim Review Measures of Concentration of Undertakings promulgated in October 2020 and most recently amended on March 24, 2022, the Interim Provisions on Prohibition of Monopoly Agreements promulgated in June 2019 and most recently amended on March 24, 2022, the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions promulgated in June 2019 and most recently amended on March 24, 2022, and the Interim Provisions on Curbing Abuse of Administrative Power to Exclude or Restrict Competition promulgated on June 26, 2019. The supporting regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures, and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborated the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not meet the threshold for declaration but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may order the operators to file the concentration of undertakings.

Regulations Relating to Anti-unfair Competition

Competition among business operators is generally governed by the PRC Anti-unfair Competition Law, which was promulgated by the Standing Committee of the National People’s Congress on September 2, 1993, and amended on November 4, 2017 and April 23, 2019. According to the Anti-unfair Competition Law, business operators must abide by the principles of voluntariness, equality, fairness, and good faith, and observe laws and business ethics. In particular, business operators are prohibited from any of the following unfair activities: (i) committing acts of confusion; (ii) seeking transaction opportunities or competitive advantages by bribing entities or individuals with property or by any other means; (iii) conducting commercial promotions for the performance, function, quality, sales status, user evaluation, honor received concerning its products in a false or misleading manner; (iv) infringing trade secrets; (v) premium campaign in contravention to the Anti-unfair Competition Law; and (vi) fabricating or disseminating false or misleading information to undermine the goodwill or commodity reputation of any competitors.

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

On August 17, 2021, the SAMR issued the Provisions on Preventing Online Unfair Competition (Draft for Public Comments), which prohibit business operators from using data, algorithms, and other technical means to commit traffic hijacking, interference, malicious incompatibility, and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators. As of the date of this annual report, the aforesaid provisions have not been formally adopted, and due to the lack of further clarification, uncertainties remain as to the interpretation and implementation of such provisions.

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

On February 25, 2023, the SAMR published the Administrative Measures for Internet Advertising, which came into effect on May 1, 2023. These administrative measures aim to regulate various kinds of commercial advertising activities conducted within the territory of China to directly or indirectly promote a product or service through text, images, audio, video, or any other form, using any website, web page, web application, or other online media. According to these administrative measures, internet advertising operators and publishers should establish, improve, and implement systems for receipt, registration, review, and filing management of the internet advertising businesses according to the regulations, and should examine, verify, and register the identity information of advertisers, such as their names, addresses, and valid contact details, set up registration files and check and update them on a regular basis. Relevant files should be kept for no less than three years from the date of termination of the advertisement release. Internet advertising operators and publishers are required to have advertisement reviewers who are familiar with advertising laws and regulations or establish a special department responsible for the review of internet advertisements. Where an internet advertisement is published by means such as algorithmic recommendation, the rules and records of such algorithmic recommendation must be included in the advertising files. In addition, the advertisers and advertising publishers are required to set prominent buttons in the internet advertisements, including the pop-up advertisements, to ensure the closure of such advertisements can be done by one click. The Administrative Measures for Internet Advertising further clarify that product sellers or service providers promoting products or services through online live streaming that constitutes commercial advertisements should assume the responsibilities and obligations of an advertiser.

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

Regulations Relating to Pricing

According to the PRC Pricing Law, as promulgated on December 29, 1997 and effective on May 1, 1998 by the Standing Committee of the National People’s Congress, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to purchase, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, stopping unlawful activities, confiscating illegal gains, and fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe.

Regulations Relating to Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks, and domain names.

Copyright

Copyright in China, including copyrighted software, is principally protected under the PRC Copyright Law which was promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and of which the most recent amendment came into effect as of June 1, 2021. Under the Copyright Law, PRC citizens, legal persons, or other organizations enjoy copyright over their works which refer to original intellectual achievements in the fields of literature, art, and science which can be expressed in a certain form including written works, oral works, computer software, and other intellectual achievements which comply with the characteristics of the works, whether published or not. The term of protection for copyrighted software is 50 years.

In addition, the Regulations on the Protection of Rights to Information Network Communication, which were promulgated by the State Council on May 18, 2006 and amended on January 30, 2013, provide specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specify the liabilities of various entities for violations, including copyright holders, libraries, and internet service providers. The Computer Software Copyright Registration Procedures, which were promulgated by the State Copyright Bureau on February 20, 2002, apply to software copyright registration, license contract registration, and transfer contract registration.

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

Trademark

Registered Trademarks are protected by the Trademark Law which was adopted by the Standing Committee of the National People’s Congress on August 23, 1982 and most recently amended on April 23, 2019 as well as the Implementation Regulation of the PRC Trademark Law which was adopted by the State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of the National Intellectual Property Administration under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. For licensed use of a registered trademark, the licensor must file record of the licensing of the said trademark with the Trademark Office, otherwise it may not defend against a bona fide third party. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

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

According to the Trademark Law, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be imposed a fine; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement, or the gains obtained by the infringing party if the losses are difficult to be ascertained.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names which were promulgated by the Ministry of Industry and Information Technology on August 24, 2017 and became effective on November 1, 2017, and its implementing rules. The Ministry of Industry and Information Technology is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center is responsible for the daily administration of .cn domain names and Chinese domain names. The China Internet Network Information Center adopts the “first-to-file” principle with respect to the registration of domain names. On November 27, 2017, the Ministry of Industry and Information Technology promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations which were promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade- and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, which came into effect as of June 1, 2015 and was partially amended on December 30, 2019. This circular launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes.

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, which came into effect on the same date. Pursuant to this circular, foreign-invested enterprises (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such circulars of SAFE could result in severe monetary or other penalties.

On October 23, 2019, SAFE issued SAFE Circular 28, pursuant to which foreign-invested enterprises whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

PBOC Notice No. 9, issued by the People’s Bank of China on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign-invested enterprises may adopt the current cross-border financing management mechanism or the mechanism as provided in PBOC Notice No. 9 at their own discretion. PBOC Notice No. 9 also provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies in accordance with PBOC Notice No. 9. According to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise should be calculated using a risk-weighted approach and should not exceed the specified upper limit, and as of the date hereof, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 200% of its net assets. As of the date of this annual report, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiary.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which was most recently amended in December 2019. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts, and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which was further revised in 2018 and 2019, specifies that the administration by SAFE or its local branches over direct investment by foreign investors in China should be conducted by way of registration and banks should process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which came into effect on the same day. This circular sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign-invested enterprises’ foreign exchange profit distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.

On April 10, 2020, SAFE issued the Notice of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business. This circular provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Dividend Distribution

The principal regulations governing distribution of dividends of the foreign-invested enterprises include the PRC Foreign Investment Law, the Implementing Regulation of the Foreign Investment Law, and the PRC Company Law which was issued on December 29, 1993 and most recently amended on October 26, 2018.

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

Offshore Financing

SAFE promulgated SAFE Circular 37 on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. Under SAFE Circular 37, (i) a “special purpose vehicle” refers to an offshore entity directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents; (ii) “round trip investment” refers to the direct investment in China by such PRC residents through the special purpose vehicle, including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements; and (iii) “control” is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds, or other arrangements. SAFE Circular 37 requires PRC residents to complete a foreign exchange registration of overseas investment with the competent local branches of SAFE before making capital contribution into a special purpose vehicle. SAFE Circular 37 further requires the filing of amendment to the registration in the event of any changes with respect to the special purpose vehicle, including basic information changes such as changes in a PRC resident individual shareholder, name of special purpose vehicle, or operation period, and significant changes such as changes in the capital contributed by PRC residents, share transfer or exchange, merger, division, or other material events. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which became effective on June 1, 2015 and was amended on December 30, 2019. After this notice becomes effective, application for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status. If any PRC resident shareholder of the special purpose vehicle fails to make the required registration or to update the previously filed registration, the PRC subsidiaries of the special purpose vehicle may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer, or liquidation to the special purpose vehicle, and the special purpose vehicle may also be prohibited from making additional capital contribution into its PRC subsidiaries.

Foreign Debt

On January 5, 2023, the NDRC promulgated the Administrative Measures for Examination and Registration of Medium- and Long-term Foreign Debts of Enterprises, which came into effect on February 10, 2023. For the purpose of these measures, medium- and long-term foreign debts, or foreign debts, refer to debt instruments with a maturity of more than one year that are borrowed from overseas by enterprises within the territory of China and by overseas companies or branches controlled by them, denominated in Renminbi or a foreign currency, and with the principal repaid and interest accrued as agreed. According to these measures, before the borrowing of any foreign debts, enterprises must obtain from the NDRC the Certificate of Examination and Registration of Foreign Debts Borrowed by Enterprises and complete the formalities of examination and registration. The enterprises that have not completed such examination and registration formalities cannot borrow foreign debts. In addition, such enterprise must, within 10 business days after each borrowing of foreign debts, report the information on such borrowing of foreign debts to the NDRC.

Pursuant to these measures, the requirement of the examination and registration formalities also apply to the indirect borrowing of foreign debts overseas by PRC domestic enterprises. These measures also provide that if an enterprise, whose principal business activities are conducted in China, issues bonds or borrows commercial loans overseas in the name of an enterprise registered overseas, based on the equity, assets, earnings or other similar rights and interests of the PRC domestic enterprise, such conduct of the enterprise would be deemed as an indirect borrowing of foreign debts overseas by domestic enterprises. However, substantial uncertainties remain as to the implementation and interpretation of these measures.

On December 4, 2023, SAFE promulgated the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which the pilot policies for facilitating cross-border financing are extended nationwide. Qualified high and new technology enterprises, specialized and sophisticated enterprises that produce new and unique products and core technologies and technology-based small and medium-sized enterprises within 14 provinces can independently borrow foreign debts within the limit of the equivalent of US$10 million, The qualified enterprises within other provinces can borrow foreign debts within the limit of the equivalent of US$5 million.

Stock Incentive Plans

Pursuant to the Administrative Measures for Individual Foreign Exchange, which were promulgated by the People’s Bank of China on December 25, 2006 and became effective on February 1, 2007, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. On January 5, 2007, SAFE issued the Detailed Rules on the Implementation of the Administrative Measures for Individual Foreign Exchange, which came into effect on February 1, 2007 and were last amended on March 23, 2023. Such detailed rules, among other things, specify the approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, which was promulgated by SAFE on February 15, 2012, PRC residents or non-PRC citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches. Pursuant to this notice, PRC residents participating in the stock incentive plans of overseas-listed companies must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct registration with SAFE and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the registration with SAFE with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents, or the overseas entrusted institution, or other material changes. The PRC agents should, on behalf of these individuals who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with such individuals’ exercise of the employee share options. The foreign exchange proceeds received by such individuals from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas-listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such individuals.

Under the Circular of the State Taxation Administration on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated and became effective on August 24, 2009 and amended on April 18, 2011 by the State Taxation Administration, listed companies and their domestic organizations will, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.

Regulations Relating to Tax

Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the Enterprise Income Tax Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018. The Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises. The Enterprise Income Tax Law and its implementation rules permit “high and new technology enterprises” to benefit from a preferential enterprise income tax rate of 15% subject to these high and new technology enterprises meeting certain qualification criteria.

Moreover, under the Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the Enterprise Income Tax Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties, among others, of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in STA Circular 82 and STA Bulletin 45, both issued by the State Taxation Administration, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to STA Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in STA Circular 82 are met: (i) the primary location of the day-to-day operational management and the places where they perform their duties are in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China. In addition, STA Bulletin 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest, and royalties to the Chinese-controlled offshore-incorporated enterprise.

Dividend Withholding Tax

The Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-PRC resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in China or (ii) have an establishment or place of business in China, but the income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The State Council or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued by the State Taxation Administration on February 20, 2009, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Circular on Issues concerning the “Beneficial Owner” in Tax Treaties issued by the State Taxation Administration on February 3, 2018, which became effective on April 1, 2018, a comprehensive analysis should be conducted based on the factors set out in the present article and in combination with the actual conditions of specific cases, and certain factors which will negatively affect the determination of an applicant’s status as a “beneficial owner” are provided, such as the business activities engaged in by the applicant do not constitute substantive business activities. On October 14, 2019, the State Taxation Administration promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, which became effective on January 1, 2020. These administrative measures provide that non-PRC resident enterprises are not required to obtain pre-approval from the tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the tax authorities.

Indirect Transfer of Properties

On February 3, 2015, the State Taxation Administration issued STA Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of STA Public Notice 7 were abolished by Decision of the State Taxation Administration on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents effective on December 29, 2017 and the Circular on Issues concerning Withholding of Enterprise Income Tax for Non-PRC Resident Enterprises, or STA Circular 37, effective on December 1,2017, which was amended on June 15, 2018, respectively. By promulgating and implementing these notices, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to STA Public Notice 7, as amended, in the event that a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer should be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. STA Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Public Notice 7 also brings challenges to both offshore transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an indirect transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the tax authority. Using a “substance-over-form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to enterprise income tax, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

Issues concerning the withholding of enterprise income tax of the China-sourced income, which refers to income obtained from sources within China by non-PRC resident enterprises that (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the income is not effectively connected with the establishment or place of business in China, should be subject to STA Circular 37. China-sourced income includes income from equity investment such as dividend and bonus, income from interest, rental and royalties, income from the property transfer, and other income. Pursuant to STA Circular 37, non-PRC resident enterprises must pay enterprise income tax in relation to their China-sourced income, and the entities which have the direct obligation to make certain payments to a non-PRC resident enterprise should be the tax withholders for such non-PRC resident enterprise. The tax withholders must, within seven days of the day on which the withholding obligation occurs, which is the day when the payment is made in fact or becomes due, declare and remit the withholding tax to the competent tax authority. When declaring and remitting the withholding tax payable, the tax withholders must complete the Withholding Statement of China for Enterprise Income Tax. In the event that the tax withholder fails to withhold and remit the taxable enterprise income tax for a non-PRC resident enterprise, or is unable to perform its obligation mentioned above, the non-PRC resident enterprise must declare and pay the enterprise income tax to the competent tax authority, and complete the Withholding Statement of China for Enterprise Income Tax.

Value-added Tax

All taxpayers selling goods or providing processing, repairing, or replacement labor services, sales of services, intangible assets and real property and importing goods in China must pay a value-added tax in accordance with the Provisional Regulations on Value-added Tax and its implementation rules. The Provisional Regulations on Valued-added Tax were issued by the State Council in December 1993 and last amended on November 19, 2017. The regulations applicable to the prevailing value-added tax are the Notice of the Ministry of Finance and the State Taxation Administration on Adjusting Value added Tax Rates, issued on April 4, 2018 and effective on May 1, 2018, and the Notice of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, issued on March 20, 2019 and effective on April 1, 2019. The rate of value-added tax applicable to our PRC subsidiaries and the variable interest entities generally varies up to 13% depending on the product type.

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

On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. An employer must pay the social insurance for its employees in accordance with the rates provided under the regulations and must withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund, which were promulgated on April 3, 1999, and were most recently amended on March 24, 2019, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. An enterprise that fails to make housing fund contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Pursuant to the PRC Labor Law and Interim Provisions on Labor Dispatch, which were promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and became effective on March 1, 2014, labor dispatch employment is a supplemental form which can only be adopted for temporary, auxiliary, or alternative job positions. Temporary positions are positions subsisting for no more than six months; auxiliary positions are positions of non-major business serving for major businesses; and alternative positions are positions that can be held by dispatched laborers for a certain period of time during which the formal laborers are temporarily out of their positions for reasons. An employer is required to strictly control the number of dispatched laborers, which should not exceed 10% of the total number of its labor force.

C.	Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the principal consolidated variable interest entity as of the date of this annual report:

Notes:

(1)	Subsidiaries primarily engaged in product procurement business.
(2)

Vipshop E-Commerce is a consolidated variable interest entity that primarily engages in e-commerce platform operation. Shareholders of Vipshop E-Commerce include Eric Ya Shen, our chairman of the board of directors and chief executive officer, and Chan Huang, our employee, holding 66.7% and 33.3% of the total equity interests in Vipshop E-Commerce, respectively.

(3)

Vipshop Information is a consolidated variable interest entity that primarily engages in internet finance business, which represents a nominal portion of our business. Shareholders of Vipshop Information include Eric Ya Shen and Chan Huang, holding 99.2% and 0.8% of the total equity interests in Vipshop Information, respectively.

(4)

Pin Jun Tong is a consolidated variable interest entity with no substantive business. Shareholders of Pin Jun Tong include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 65% and 35% of the total equity interests in Pin Jun Tong, respectively.

(5)	Subsidiaries primarily engaged in retail businesses and warehousing services in the cities of Zhaoqing, Jianyang, Tianjin, and the regions around them.
(6)	Subsidiaries primarily engaged in software development and information technology support.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information, and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiaries, including Vipshop China and its subsidiaries, are WFOEs. As a WFOE, Vipshop China is restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our Vipshop Online Platform is operated by the consolidated variable interest entities in China. Vipshop E-Commerce currently holds the primary licenses necessary to conduct our internet-related operations in China.

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

•	make management decisions of the consolidated variable interest entities;

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

We face risks with respect to the contractual arrangements with the consolidated variable interest entities and their shareholders. If the consolidated variable interest entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements may be limited. If we are unable to maintain the contractual arrangements with the consolidated variable interest entities, we would not be able to continue to consolidate their financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the contractual arrangements with the consolidated variable interest entities, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2021, 2022, and 2023, our subsidiaries contributed in aggregate approximately 97.4%, 98.9%, and 99.7%, respectively, of our total consolidated net revenues, excluding revenues derived from the consolidated variable interest entities. As of December 31, 2021, 2022, and 2023, our holding company and our subsidiaries accounted for an aggregate of 90.8%, 91.2%, and 89.7%, respectively, of our consolidated total assets (excluding assets attributable to transactions with the consolidated variable interest entities). For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4. Information on the Company—B. Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

Contractual Arrangements Relating to the Consolidated Variable Interest Entities

The following is a summary of the material provisions of the agreements for our three sets of contractual arrangements, each among our applicable WFOE, the applicable consolidated variable interest entity, and the shareholders of the applicable consolidated variable interest entity.

As of the date of this annual report, the equity holding structures of each of the consolidated variable interest entities are as follows:

•	Eric Ya Shen and Chan Huang hold 66.7% and 33.3% of Vipshop E-Commerce, respectively;

•	Eric Ya Shen and Chan Huang hold 99.2% and 0.8% of Vipshop Information, respectively; and

•	Eric Ya Shen and Arthur Xiaobo Hong hold 65% and 35% of Pin Jun Tong, respectively.

Equity Interest Pledge Agreements. Under each equity interest pledge agreement among our applicable WFOE, the applicable consolidated variable interest entity, and the shareholders of the applicable consolidated variable interest entity, the shareholders of the applicable consolidated variable interest entity pledge all of their equity interests in the applicable consolidated variable interest entity to the applicable WFOE to guarantee the applicable consolidated variable interest entity’s and its shareholders’ performance of the obligations under the exclusive business cooperation agreement, exclusive option agreement, and loan agreement. If any stipulated event of default occurs, including the failure by the applicable consolidated variable interest entity or its shareholders to perform the contractual obligations under the exclusive business cooperation agreement, exclusive option agreement, or loan agreement, the applicable WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests. Without the applicable WFOE’s prior written consent, shareholders of the applicable consolidated variable interest entity cannot transfer or otherwise dispose of, or create or allow the creation of, any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain in full force and effect until all of the obligations of the applicable consolidated variable interest entity and its shareholders under the exclusive business cooperation agreement, exclusive option agreement, and loan agreement have been duly performed or terminated. We have completed registering the pledge of the equity interests in the consolidated variable interest entities with the local branches of the SAMR.

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

Loan Agreements. Under each loan agreement between the applicable WFOE and the shareholders of the applicable consolidated variable interest entity, the applicable WFOE provided loans to the shareholders of the applicable consolidated variable interest entity solely for the purpose of contribution or increase of registered capital or working capital of the applicable consolidated variable interest entity. The applicable WFOE has the sole discretion to determine the method of repayment, including requiring the shareholders of the applicable consolidated variable interest entity to transfer their equity interests in the applicable consolidated variable interest entity to the applicable WFOE or its designated person.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•

as of the date of this annual report, the ownership structures of our PRC subsidiaries and the consolidated variable interest entities, as described in this annual report, are not in violation of any applicable PRC laws and regulations currently in effect;

•

as of the date of this annual report, the contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their respective shareholders that are governed by PRC laws are valid, binding and enforceable, and are not in any violation of applicable PRC laws or regulations currently in effect; and

•

as of the date of this annual report, each of our PRC subsidiaries and the consolidated variable interest entities, as described in this annual report, (i) has all necessary corporate power and authority to conduct its business as described in its business scope under its business license; (ii) has its business license in full force and effect; and (iii) is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of Han Kun Law Offices’ knowledge after due inquires, none of our PRC subsidiaries, the consolidated variable interest entities or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our online commerce and the distribution of internet content in China do not comply with the PRC government restrictions on foreign investment in value-added telecommunication, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plants and Equipment

We are headquartered in Guangzhou. In addition to the office headquarters in Guangzhou, as of the date of this annual report, we had over 44,000 square meters of office space and 3.7 million square meters of warehouse space across China, of which 3.6 million square meters of warehouse space is owned by our company.

A summary of our owned and leased properties as of the date of this annual report is shown below:

Location/Business	Space	Usage of Property
	(in square meters)
Guangzhou—Owned	168,519	Office space
Guangzhou—Leased	9,047	Office space
Shanghai—Owned	18,385	Office space
Other cities in China—Owned	14,980	Office space
Other cities in China—Leased	2,334	Office space

Sub-total	213,264

China Domestic—Owned(1)	3,635,545	Logistics centers
China Domestic—Leased(1)	39,108	Logistics centers

Sub-total	3,674,653

China Domestic—Owned	1,845,206	Retail property for Shan Shan Outlets
China Domestic—Leased	276,706	Retail property, office space and warehouses for Shan Shan Outlets and other offline stores

Sub-total	2,121,912

China Domestic—Leased & Owned	48,836	General operational purposes

Note:

(1)	Includes bonded warehouses under customs supervision in China.

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

We began our operations in August 2008 and have grown significantly since then. In 2021, 2022, and 2023, we fulfilled approximately 786.6 million, 739.5 million, and 812.3 million customer orders, respectively, and we generated total net revenues of RMB117.06 billion, RMB103.15 billion, and RMB112.86 billion (US$15.90 billion), respectively. In 2021, 2022, and 2023, we generated net income of RMB4.69 billion, RMB6.31 billion, and RMB8.20 billion (US$1.16 billion), respectively. Our net income in 2021, 2022, and 2023 reflected non-cash share-based compensation expenses in an aggregate amount of RMB1,010.0 million, RMB1,207.6 million, and RMB1,509.8 million (US$212.7 million), respectively.

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

Our results of operations are also affected by the regulations and industry policies relating to the online retail market.

Substantially all of our revenues and workforce are concentrated in China. Our results of operations from 2020 to 2022 were adversely affected by the COVID-19 pandemic. The pandemic resulted in quarantines, travel restrictions, and the temporary closure of business venues and facilities, and some of the warehousing and logistics networks that we rely on experienced disruptions or delays. Our business and results of operations have been normalized since the beginning of 2023.

As of December 31, 2023, we had cash and cash equivalents and restricted cash of RMB26.30 billion (US$3.70 billion) and short-term investments of RMB1.98 billion (US$279.3 million). Our short-term investments consist primarily of investments in financial products offered by commercial banks in China with fixed maturity dates ranging from three months to one year. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

The major factors affecting our results of operations and financial condition are discussed below.

Key Components of Our Results of Operations

Net Revenues

We derive revenues primarily from the sale of products offered on our Vipshop Online Platform. Generally, we offer our customers a right to return products purchased online for a period of seven days upon receipt of products. The associated revenues are recognized at the point of time when the goods have been accepted by the customers. Our net revenues are recorded net of value-added taxes, related surcharges, and sales tax on cross-border revenues.

The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
Total net revenues (RMB in thousands)	117,059,678	103,152,489	112,856,020
Active customers (in millions)	92.6	84.1	87.4
Total orders (in millions)	786.6	739.5	812.3
Average orders per active customer	8.4	8.7	9.3
GMV (RMB in billions)	191.5	175.2	208.0

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

Operating Expenses

Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content expenses, and (iv) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
	RMB’000%		RMB’000%		RMB’000	US$’000%
Fulfillment expenses	7,652,504	6.5	7,247,210	7.0	8,262,004	1,163,679	7.3
Marketing expenses	5,089,213	4.3	2,831,316	2.7	3,242,215	456,656	2.9
Technology and content expenses	1,517,307	1.3	1,605,422	1.6	1,767,530	248,951	1.6
General and administrative expenses	4,189,690	3.6	4,459,518	4.3	4,146,568	584,032	3.7

Total operating expenses	18,448,714	15.7	16,143,466	15.6	17,418,317	2,453,318	15.5

Fulfillment expenses. Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses, and logistics center rental expenses, as well as compensation and benefits of our logistics staff. Our shipping and handling expenses were RMB5.24 billion, RMB5.06 billion, and RMB5.84 billion (US$822.1 million) in 2021, 2022, and 2023, respectively. Our fulfillment services utilize regional logistics hubs and rely on high-quality delivery service providers with national coverage. We expect our fulfillment expenses as a percentage of our total net revenues to remain stable in the foreseeable future as we believe our fulfillment infrastructure has already achieved a suitable level.

Marketing expenses. Marketing expenses primarily represent advertising expenses incurred in connection with our brand promotional activities, as well as compensation and benefits of our marketing staff. In the foreseeable future, we expect our customer acquisition costs will remain at a manageable level, with relatively balanced spending in new and existing customer acquisition and retention.

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

Seasonality

Our results of operations are subject to seasonal fluctuations, reflecting a combination of seasonal fluctuations in internet usage, traditional retail seasonality patterns, and seasonal buying patterns in certain categories such as apparel. For example, we generally experience less user traffic and fewer purchase orders during holidays in China, particularly during the Chinese New Year period that occurs in the first quarter of the year, when customers tend to shop less. Furthermore, sales in the retail industry are typically significantly higher in the fourth quarter of the year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 and December 12 each year that boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the fourth quarter of each year to celebrate the anniversary of the founding of our platform. The seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

Mainland China

Pursuant to the Enterprise Income Tax Law, companies established in China are generally subject to enterprise income tax at a statutory rate of 25%. The 25% rate applies to most of our subsidiaries and the VIEs established in China. Four of our significant PRC subsidiaries are entitled to enjoy preferential tax treatment on an annual renewal basis. Three of our significant PRC subsidiaries benefit from a preferential tax rate of 15% by either qualifying as a high and new technology enterprise or as an encouraged enterprise in the western regions in an industry sector encouraged by the PRC government. One of our significant PRC subsidiaries, Vipshop (Guangzhou) Software Co., Ltd., was classified as a “software enterprise” by the local software industry association, which remained valid for one year and needs to be renewed every year. This subsidiary is entitled to enjoy a preferential enterprise income tax policy of “exemption for the first two years and 50% deduction of income tax (i.e., entitled to a favorable tax rate at 12.5%) for the subsequent three years” from the first profit making year. The first profit making year for this subsidiary was 2021.

We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021, 2022, and 2023, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties relating to income tax matters, if any, in income tax expense.

The amount of tax loss carry forwards of our certain subsidiaries was RMB1.69 billion, RMB2.16 billion, and RMB2.20 billion (US$310.0 million) as of December 31, 2021, 2022, and 2023, respectively. We provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2021, 2022, and 2023, respectively, as our management is not able to conclude that the future realization of some of such net operating loss carry forwards is more likely than not.

As of December 31, 2021, 2022, and 2023, we had value-added tax recoverable of approximately RMB745.5 million, RMB668.2 million, and RMB409.5 million (US$57.7 million), respectively. Value-added tax recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and value-added tax output when goods are delivered, but value-added tax input invoice from suppliers may be delayed. We also had value-added tax payable of RMB391.4 million, RMB256.9 million, and RMB189.4 million (US$26.7 million) as of December 31, 2021, 2022, and 2023, respectively, included as accrued expenses and other current liabilities. We do not net off value-added tax recoverable and payable from different entities within our group companies.

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

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Product revenues	111,256,902	97,250,078	105,613,485	14,875,348
Other revenues	5,802,776	5,902,411	7,242,535	1,020,090
Total net revenues	117,059,678	103,152,489	112,856,020	15,895,438
Cost of revenues(1)	(93,953,121)	(81,536,409)	(87,135,128)	(12,272,726)
Gross profit	23,106,557	21,616,080	25,720,892	3,622,712
Operating Expenses(2)
—Fulfillment expenses(3)	(7,652,504)	(7,247,210)	(8,262,004)	(1,163,679)
—Marketing expenses	(5,089,213)	(2,831,316)	(3,242,215)	(456,656)
—Technology and content expenses	(1,517,307)	(1,605,422)	(1,767,530)	(248,951)
—General and administrative expenses	(4,189,690)	(4,459,518)	(4,146,568)	(584,032)
Total operating expenses	(18,448,714)	(16,143,466)	(17,418,317)	(2,453,318)
Other operating income	924,579	724,832	801,560	112,897
Income from operations	5,582,422	6,197,446	9,104,135	1,282,291
Impairment loss of investments	(414,780)	(93,904)	(19,105)	(2,691)
Interest expense	(14,461)	(24,258)	(22,932)	(3,230)
Interest income	671,461	764,018	780,292	109,902
Exchange (loss)/gain	(37,052)	687,871	162,666	22,911
Investment gain and revaluation of investments	85,685	546,031	(18,054)	(2,543)
Income before income taxes and share of income/(loss) of equity method investees	5,873,275	8,077,204	9,987,002	1,406,640
Income tax expenses	(1,222,704)	(1,758,810)	(1,866,004)	(262,821)
Share of income/(loss) of equity method investees	42,303	(6,559)	80,301	11,310
Net income	4,692,874	6,311,835	8,201,299	1,155,129

Net income attributable to non-controlling interests	(11,801)	(13,019)	(84,675)	(11,926)
Net income attributable to our shareholders	4,681,073	6,298,816	8,116,624	1,143,203

Notes:

(1)

Excludes shipping and handling expenses, and includes changes of inventory write-down which amounted to RMB35.3 million, RMB130.7 million, and RMB(681.2) million (US$(95.9) million) in the years ended December 31, 2021, 2022, and 2023, respectively.

(2)	Include share-based compensation expenses as set forth below:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	(88,985)	(74,063)	(77,926)	(10,976)
Marketing expenses	(26,834)	(14,630)	(33,379)	(4,701)
Technology and content expenses	(252,730)	(242,714)	(330,197)	(46,507)
General and administrative expenses	(641,464)	(876,174)	(1,068,304)	(150,467)

Total	(1,010,013)	(1,207,581)	(1,509,806)	(212,651)

(3)	Include shipping and handling expenses, which amounted to RMB5.24 billion, RMB5.06 billion, and RMB5.84 billion (US$822.1 million) in the years ended December 31, 2021, 2022, and 2023, respectively.

Segment Information

The following table sets forth our segment operating results for the years ended December 31, 2021, 2022, and 2023.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Segment Net Revenues
Vip.com	114,189,757	100,806,644	109,556,481
Shan Shan Outlets	1,579,032	1,858,668	2,795,977
Others	3,202,867	2,105,712	1,234,053
Inter-segment revenues(1)	(1,911,978)	(1,618,535)	(730,491)

Total	117,059,678	103,152,489	112,856,020

Segment Income/(Loss) from Operations
Vip.com	6,158,560	7,341,732	9,642,385
Shan Shan Outlets	357,602	353,875	802,315
Others	88,065	(290,580)	169,241
Unallocated expenses(2)	(1,021,805)	(1,207,581)	(1,509,806)

Total	5,582,422	6,197,446	9,104,135

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

The following table sets forth interest income and interest expenses (included in the measurement of segment profit or loss) for the years ended December 31, 2021, 2022, and 2023.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Segment Interest Income
Vip.com	528,294	622,686	654,485
Shan Shan Outlets	57,732	53,659	42,807
Others	85,736	87,925	84,532
Inter-segment interest income	(301)	(252)	(1,532)

Total	671,461	764,018	780,292

Segment Interest Expense
Vip.com	(13,864)	(23,573)	(22,821)
Shan Shan Outlets	(597)	(685)	(111)
Others	(301)	(252)	(1,532)
inter-segment interest expense	301	252	1,532

Total	(14,461)	(24,258)	(22,932)

The following table sets forth assets information in the reportable segments reviewed by our management.

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Segment Assets
Vip.com	46,042,338	47,086,901	47,982,859
Shan Shan Outlets	10,692,051	13,489,858	17,062,689
Others	5,553,152	4,898,751	7,277,046

Total	62,287,541	65,475,510	72,322,594

Our Vip.com segment contributes to a significant majority of our results of operations, which are compared and analyzed on a year-on-year basis as follows.

Comparison of 2023 and 2022

Net Revenues. Our total net revenues increased from RMB103.15 billion in 2022 to RMB112.86 billion (US$15.90 billion) in 2023, primarily due to an increase in product revenues from RMB97.25 billion in 2022 to RMB105.61 billion (US$14.88 billion) in 2023 attributable to the growth in active customers and spending driven by the recovery in consumption of discretionary categories. The number of our active customers increased from 84.1 million in 2022 to 87.4 million in 2023, and the number of our total orders increased from 739.5 million in 2022 to 812.3 million in 2023.

Cost of Revenues. Our cost of revenues increased from RMB81.54 billion in 2022 to RMB87.14 billion (US$12.27 billion) in 2023, primarily due to the increase in cost of products sold in line with the increase in our products sales volume.

We recorded RMB130.7 million and RMB(681.2) million (US$(95.9) million) in changes of inventory write-down in 2022 and 2023, respectively. In addition, changes of inventory write-down as a percentage of costs of goods sold was 0.16% in 2022 and (0.78)% in 2023, primarily due to the improvement in inventory management. Such write-down primarily reflected the estimated net realizable value of damaged or obsolete inventory.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased from RMB21.62 billion in 2022 to RMB25.72 billion (US$3.62 billion) in 2023. Our gross margin increased from 21.0% in 2022 to 22.8% in 2023, primarily due to continued optimization of product categories.

Operating Expenses. Our operating expenses increased from RMB16.14 billion in 2022 to RMB17.42 billion (US$2.45 billion) in 2023, primarily due to the increases in fulfillment expenses, marketing expenses, and technology and content expenses, partially offset by the decrease in general and administrative expenses.

Fulfillment expenses. Our fulfillment expenses increased from RMB7.25 billion in 2022 to RMB8.26 billion (US$1.16 billion) in 2023. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, increased from RMB5.06 billion in 2022 to RMB5.84 billion (US$822.1 million) in 2023. The increase in our fulfillment expenses was primarily due to an increase in our GMV and the number of orders. In 2023, we fulfilled over 812.3 million customer orders, as compared to over 739.5 million customer orders in 2022. Our fulfillment expenses as a percentage of our total net revenues increased from 7.0% in 2022 to 7.3% in 2023, primarily due to the increase of sales return and exchange rate.

Marketing expenses. Our marketing expenses increased from RMB2.83 billion in 2022 to RMB3.24 billion (US$456.7 million) in 2023, primarily due to our increased spending in promotion and advertising activities.

Technology and content expenses. Our technology and content expenses increased from RMB1.61 billion in 2022 to RMB1.77 billion (US$249.0 million) in 2023, primarily due to our continuing efforts to invest in human capital and advanced technologies. As a percentage of our total net revenues, our technology and content expenses remained stable at 1.6% in 2022 and 2023.

General and administrative expenses. Our general and administrative expenses were RMB4.15 billion (US$584.0 million) in 2023, as compared to RMB4.46 billion in 2022. Our general and administrative expenses decreased primarily due to the donation in support of the rural revitalization in 2022 as part of our ESG commitment. Our general and administrative expenses decreased from 4.3% to 3.7% as a percentage of our total net revenues during the same period.

Other Operating Income. Our other operating income amounted to RMB801.6 million (US$112.9 million) in 2023, as compared to RMB724.8 million in 2022. Our other operating income in 2023 primarily included income derived from government grants and tax rebates.

Interest Expenses. We incurred RMB22.9 million (US$3.2 million) interest expenses in 2023, as compared to RMB24.3 million in 2022, primarily due to the decrease in short-term loan during the year.

Interest Income. Our interest income increased from RMB764.0 million in 2022 to RMB780.3 million (US$109.9 million) in 2023, primarily due to the increase in interest-bearing investments, such as the deposits and short-term investments in the banks.

Share of Income/(Loss) of Equity Method Investees. We recorded share of income of equity method investees of RMB80.3 million (US$11.3 million) in 2023, as compared to share of loss of equity method investees of RMB6.6 million in 2022, which was primarily due to the decrease in share of loss from Guofu Life Insurance Co., Ltd. and the increase in share of income from Sichuan VipFubon Consumer Finance Co., Ltd.

Net Income. As a result of the foregoing, we recorded a net income of RMB8.20 billion (US$1.16 billion) in 2023, as compared to a net income of RMB6.31 billion in 2022.

Net Income Attributable to Non-controlling Interests. We recorded net income attributable to non-controlling interests of RMB84.7 million (US$11.9 million) in 2023, as compared to net income attributable to non-controlling interests of RMB13.0 million in 2022, which was primarily due to the increase in net income attributable to non-controlling shareholders of Shan Shan Outlets.

Comparison of 2022 and 2021

Net Revenues. Our total net revenues decreased from RMB117.06 billion in 2021 to RMB103.15 billion in 2022, primarily due to a decrease in product revenues from RMB111.26 billion to RMB97.25 billion, partially offset by an increase in our other revenues from RMB5.80 billion in 2021 to RMB5.90 billion in 2022 following our expansion into other services. The number of our active customers decreased from 92.6 million in 2021 to 84.1 million in 2022, and the number of our total orders decreased from 786.6 million in 2021 to 739.5 million in 2022, primary due to the challenging macro environment with the COVID-19 resurgence in China and our stringent new customer acquisition expenditures during such time.

Cost of Revenues. Our cost of revenues decreased from RMB93.95 billion in 2021 to RMB81.54 billion in 2022, primarily due to the decrease in cost of products sold in line with the decrease in our products sales volume.

We recorded RMB35.3 million and RMB130.7 million in inventory write-down in 2021 and 2022, respectively. In addition, inventory write-down as a percentage of costs of goods sold was 0.04% in 2021 and 0.16% in 2022. Such write-down primarily reflected the estimated net realizable value of damaged or obsolete inventory.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased from RMB23.11 billion in 2021 to RMB21.62 billion in 2022. Our gross margin increased from 19.7% in 2021 to 21.0% in 2022, primarily due to the optimization of product categories.

Operating Expenses. Our operating expenses decreased from RMB18.45 billion in 2021 to RMB16.14 billion in 2022, primarily due to decreases in fulfillment expenses and marketing expenses, partially offset by increases in technology and content expenses as well as general and administrative expenses.

Fulfillment expenses. Our fulfillment expenses decreased from RMB7.65 billion in 2021 to RMB7.25 billion in 2022. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, decreased from RMB5.24 billion in 2021 to RMB5.06 billion in 2022. The decrease in our fulfillment expenses was primarily due to a decrease in our sales volume and the number of orders. In 2022, we fulfilled over 739.5 million customer orders, as compared to approximately 786.6 million customer orders in 2021. Our fulfillment expenses as a percentage of our total net revenues increased from 6.5% in 2021 to 7.0% in 2022, primarily due to the increase of sales return rate.

Marketing expenses. Our marketing expenses decreased from RMB5.09 billion in 2021 to RMB2.83 billion in 2022, primarily due to our decreased spending in promotion and advertising activities.

Technology and content expenses. Our technology and content expenses increased from RMB1.52 billion in 2021 to RMB1.61 billion in 2022, and also slightly increased from 1.3% to 1.6% as a percentage of our total net revenues during the same period, primarily due to our continuing efforts to invest in human capital and advanced technologies.

General and administrative expenses. Our general and administrative expenses increased from RMB4.19 billion in 2021 to RMB4.46 billion in 2022, primarily due to donation of RMB231.8 million in support of the rural revitalization as part of our ESG commitment and an impairment loss of RMB127.6 million in connection with one of our warehouses in 2022. Our general and administrative expenses increased from 3.6% to 4.3% as a percentage of our total net revenues during the same period.

Other Operating Income. Our other operating income amounted to RMB724.8 million in 2022, as compared to RMB924.6 million in 2021. Our other operating income in 2022 was primarily due to income derived from government grants and tax rebates.

Interest Expenses. We incurred RMB24.3 million interest expenses in 2022, as compared to RMB14.5 million in 2021, primarily due to the increase in short-term loan during the year.

Interest Income. Our interest income increased from RMB671.5 million in 2021 to RMB764.0 million in 2022, primarily due to the increase in interest-bearing investments, such as the deposits and short-term investments in the banks.

Share of Income/(Loss) of Equity Method Investees. We recorded share of loss of equity method investees of RMB6.6 million in 2022, as compared to share of income of equity method investees of RMB42.3 million in 2021, which was primarily due to the increase in share of loss from Guofu Life Insurance Co., Ltd, and the decrease in share of income from HongShan Fashion and Technology Industry Fund Investment Limited Partnership, partially offset by the decrease in share of loss from Kunshan Baowei Information Technology Limited and Sichuan VipFubon Consumer Finance Co., Ltd.

Net Income. As a result of the foregoing, we recorded a net income of RMB6.31 billion in 2022, as compared to a net income of RMB4.69 billion in 2021.

Net Income Attributable to Non-controlling Interests. We recorded net income attributable to non-controlling interests of RMB13.0 million in 2022, as compared to net income attributable to non-controlling interests of RMB11.8 million in 2021, which was primarily due to the increase in net income attributable to non-controlling shareholders of Shan Shan Outlets.

B.	Liquidity and Capital Resources

As of December 31, 2022 and 2023, we had RMB23.10 billion and RMB26.30 billion (US$3.70 billion), respectively, in cash, cash equivalents, and restricted cash. We had short-term investments with an aggregate outstanding amount of RMB1.98 billion (US$279.3 million) as of December 31, 2023. Our cash and cash equivalents primarily consist of cash on hand, time deposits that are not restricted as to withdrawal or use, and highly liquid investments with maturities of less than three months. We also procured several bank borrowings in an aggregate amount of RMB1.43 billion (US$200.8 million) and had unutilized banking facilities in an amount of RMB7.20 billion (US$1.0 billion) as of December 31, 2023. We believe that our current cash, cash equivalents, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. However, we may need additional capital in the future to fund our continued operations.

As of December 31, 2022 and 2023, our cash, cash equivalents, restricted cash, and short-term investments were held in the following currency denominations and jurisdictions in which our subsidiaries domiciled:

	As of December 31,
	2022				2023
	Subsidiaries in China(1)	Subsidiaries in Hong Kong and Other Regions	Subsidiary in the United States	Total	Subsidiaries in China(1)	Subsidiaries in Hong Kong and Other Regions	Subsidiary in the United States	Total
	(in thousands)
Currency Denomination
RMB	14,173,647	4,662,341	—	18,835,988	23,404,854	2,346,519	—	25,751,373
US$	39,005	4,092,179	248	4,131,432	37,049	1,903,106	331	1,940,486
Others	2	1,731,883	—	1,731,885	2	588,705	—	588,708

Total	14,212,654	10,486,403	248	24,699,305	23,441,905	4,838,330	331	28,280,567

Note:

(1)	Also include the consolidated variable interest entities in China.

As of December 31, 2022 and 2023, our cash, cash equivalents, and restricted cash held by the consolidated variable interest entities and subsidiaries in China were as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Cash, Cash Equivalents, and Restricted Cash
Consolidated variable interest entities in China	2,815,440	4,690,655	660,665
Subsidiaries in China	10,671,933	17,751,050	2,500,183

Total	13,487,373	22,441,705	3,160,848

As of December 31, 2022 and 2023, our short-term investments held by the consolidated variable interest entities and subsidiaries in China were as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Short-term Investments
Consolidated variable interest entities in China	100,734	—	—
Subsidiaries in China	624,547	1,000,200	140,875

Total	725,281	1,000,200	140,875

The PRC government authorities regulate the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currencies out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade- and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our WFOEs in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends out of China complies with certain procedures under PRC foreign exchange regulations, such as the requirement of outbound overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. There is no requirement on U.S. investors to complete registration or obtain approval from appropriate government authorities before they can receive dividend payments from our Cayman company. The PRC government may also in the future in its discretion restrict access to foreign currencies for current account transactions. If the PRC foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	6,744,644	10,519,692	14,414,513	2,030,242
Net cash (used in) from investing activities	(2,326,489)	1,049,153	(5,160,337)	(726,818)
Net cash used in financing activities	(58,788)	(5,573,391)	(6,146,005)	(865,647)
Effect of exchange rate changes	581	(63,322)	85,794	12,084
Cash, cash equivalents, and restricted cash at beginning of year	12,811,321	17,171,269	23,103,401	3,254,046
Cash, cash equivalents, and restricted cash at end of year	17,171,269	23,103,401	26,297,366	3,703,907

For the year ended December 31, 2021, 2022, and 2023, Vipshop Holdings Limited did not provide any capita contribution to its subsidiaries.

For the year ended December 31, 2021, 2022, and 2023, Vipshop Holdings Limited did not extend any intercompany loans to its subsidiaries, and our subsidiaries did not provide any repayment of intercompany loans to Vipshop Holdings Limited.

For the year ended December 31, 2021, 2022, and 2023, our subsidiaries did not extend any intercompany loans to Vipshop Holdings Limited. For the year ended December 31, 2021, 2022, and 2023, our subsidiaries did not extend any intercompany loans to the consolidated variable interest entities, and the consolidated variable interest entities did not provide any repayment of intercompany loans to our subsidiaries.

For the year ended December 31, 2021, 2022, and 2023, an aggregate amount of RMB3.81 billion, RMB2.02 billion, and RMB1.26 billion was provided by the consolidated variable interest entities to our subsidiaries in the form of intercompany loans, respectively, and an aggregate amount of RMB3.74 billion, RMB2.01 billion, and RMB3.26 billion was provided by our subsidiaries to the consolidated variable interest entities in the form of repayment of intercompany loans, respectively.

For the year ended December 31, 2021, 2022, and 2023, our subsidiaries did not make any payment to the consolidated variable interest entities for transfer of property and equipment.

For the year ended December 31, 2021, 2022, and 2023, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a VIE, or its subsidiary, and no subsidiary or VIE paid dividends or made other distributions to its holding company, except for the dividend of RMB14.98 billion paid by Vipshop (China) Co., Ltd., our PRC subsidiary, to its holding company in Hong Kong, Vipshop International Holdings Limited, in 2022. On March 20, 2024, Vipshop (China) Co., Ltd. further paid dividend of RMB3.00 billion to Vipshop International Holdings Limited. These dividends are subject to 5% withholding tax.

For additional information about the services provided, cash flows or transfer of other assets between our company, our subsidiaries and the consolidated variable interest entities during the three years ended December 31, 2021, 2022, and 2023, see “Item 3. Key Information—Financial Information Relating to the Consolidated Variable Interest Entities” and Note 2(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Operating Activities

Net cash from operating activities amounted to RMB14.41 billion (US$2.03 billion) in 2023, which was primarily attributable to a net income of RMB8.20 billion (US$1.16 billion), adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB1.51 billion (US$212.7 million), (ii) depreciation of property and equipment of RMB1.30 billion (US$183.0 million), attributable to increases in warehouse and outlets, (iii) amortization of land use rights of RMB217.3 million (US$30.6 million) due to the increase of land use rights, and (iv) impairment of long-lived assets of RMB156.2 million (US$22.0 million) due to impairment of operating lease right-of-use assets of city outlets, partially offset by changes of inventory write-down of RMB(681.2) million (US$(95.9) million) due to the more strict purchase strategy, the recovering of online sales and decreased inventories with long aging. The adjustment for changes in operating assets and liabilities primarily reflected (i) an increase in accounts payable of RMB2.57 billion (US$361.4 million) due to increased inventory purchases, (ii) an increase in accrued expenses and other current liabilities of RMB666.3 million (US$93.8 million), primarily due to increase in our operating expenses, and (iii) a decrease in inventories of RMB601.4 million (US$84.7 million) due to our efforts in improving our inventory management.

Net cash from operating activities amounted to RMB10.52 billion in 2022, which was primarily attributable to a net income of RMB6.31 billion, adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB1.21 billion, (ii) depreciation of property and equipment of RMB1.23 billion, attributable to increases in warehouse and outlets, (iii) impairment of long-lived assets of RMB239.3 million due to impairment of one of our warehouses and leasehold improvement of offline stores, (iv) investment gain and revaluation of investments of RMB236.4 million, primarily due to fair value changes recognized for equity investments, and (v) gain on disposal of equity method investees of RMB304.6 million, primarily due to the deemed disposal of equity method investee from acquisition of Zhengzhou Shan Shan Outlets Shopping Plaza Co., Ltd. The adjustment for changes in operating assets and liabilities primarily reflected (i) a decrease in inventories of RMB1.46 billion due to our efforts in improving our inventory management, (ii) an increase in accounts payable of RMB983.0 million due to our efforts in improving our procurement management, and (iii) a decrease in advances from customers and accrued expenses and other current liabilities of RMB343.2 million, primarily due to a decrease in our net revenues.

Net cash from operating activities amounted to RMB6.74 billion in 2021, which was primarily attributable to a net income of RMB4.69 billion, adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB1.01 billion, and (ii) depreciation of property and equipment of RMB1.10 billion, attributable to increases in warehouse and outlets, (iii) impairment loss of equity method investees and other investments of RMB414.8 million. The adjustment for changes in operating assets and liabilities primarily reflected (i) a decrease in accounts payable of RMB1.94 billion, primarily due to the acceleration in settlement with supplier along with the more prudent procurement strategy, (ii) a decrease in inventories of RMB917.4 million due to our efforts in improving our inventory management, (iii) an increase in advances from customers and accrued expenses and other current liabilities of RMB533.9 million, primarily due to the growth in our business.

Investing Activities

Net cash used in investing activities amounted to RMB5.16 billion (US$726.8 million) in 2023, primarily consisting of (i) RMB5.23 billion (US$736.7 million) capital expenditure relating to our construction and expansion of Shan Shan Outlets, land use rights, office buildings, as well as purchases of office and other operating equipment and IT software, (ii) RMB3.96 billion (US$557.6 million) used for purchase of short-term investments, partially offset by RMB3.57 billion (US$502.2 million) from redemption of short-term investments upon maturities, (iii) RMB347.1 million (US$48.9 million) from government subsidies received for land use rights, (iv) RMB282.5 million (US$39.8 million) paid for investment in equity method investments and other investments, primarily consisting of investment in private equity funds and other equity method investees, (v) RMB199.0 million (US$28.0 million) of proceeds from disposal of property and equipment and land use rights, and (vi) RMB156.4 million (US$22.0 million) from other investing activities.

Net cash from investing activities amounted to RMB1.05 billion in 2022, primarily consisting of (i) RMB11.20 billion used for purchase of short-term investments, offset by RMB14.95 billion from redemption of short-term investments upon maturities, (ii) RMB3.10 billion capital expenditure relating to our construction and expansion of Shan Shan Outlets, land use rights, warehouses, as well as purchases of office and other operating equipment and IT software, (iii) RMB621.3 million received from loan repayments, offset by RMB269.3 million cash paid for loan originations, (iv) RMB489.9 million from government subsidies received for land use rights, (v) RMB387.5 million of payment for acquisition of Zhengzhou Shan Shan Outlets Shopping Plaza Co., Ltd., (vi) RMB283.7 million cash paid for investment in equity method investments and other investments, primarily consisting of investment in private equity funds and other equity method investees, and (vii) RMB180.5 million of proceeds from disposal of investment in equity method investment and other investments.

Net cash used in investing activities amounted to RMB2.33 billion in 2021, primarily consisting of (i) RMB8.55 billion used for purchase of short-term investments, offset by RMB10.45 billion from redemption of short-term investments upon maturities, (ii) RMB3.58 billion capital expenditure relating to our construction and expansion of warehouses, land use rights, Shan Shan Outlets, as well as purchases of office and other operating equipment and IT software, offset by an amount of RMB395.1 million from the disposal of property and equipment and land use right and an amount of RMB600.5 million received from disposal of subsidiaries, (iii) RMB760.2 million cash paid for investment in equity method investments and other investments, primarily consisting of investment in private equity fund and other equity method investees, (iv) RMB135.7 million received from loan payments, offset by RMB262.3 million cash paid for loan originations, (v) Other investing activities mainly include RMB500.0 million deposits to Sichuan VipFubon Consumer Finance Co., Ltd as shareholder deposits, and (vi) RMB63.8 million of proceeds from disposal of other investments.

Financing Activities

Net cash used in financing activities amounted to RMB6.15 billion (US$865.6 million) in 2023, primarily consisting of RMB5.11 billion (US$719.3 million) of repurchase of ordinary shares and RMB3.36 billion (US$472.7 million) of repayment to bank and other borrowings, partially offset by RMB2.09 billion (US$294.9 million) of proceeds from bank borrowings and other borrowings and RMB285.5 million (US$40.2 million) of capital contributions from non-controlling interests shareholders.

Net cash used in financing activities amounted to RMB5.57 billion in 2022, primarily consisting of (i) RMB4.59 billion of proceeds from bank borrowings and other borrowings, offset by RMB4.05 billion of repayment to bank and other borrowings, (ii) RMB6.26 billion of repurchase of ordinary shares, and (iii) RMB185.2 million of capital contributions from non-controlling interests shareholders.

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

Capital Expenditures

Our capital expenditures paid to acquire property and equipment and land use rights amounted to RMB3.58 billion, RMB3.10 billion, and RMB5.23 billion (US$736.7 million) in the years ended December 31, 2021, 2022, and 2023, respectively. Out of the foregoing capital expenditures, we paid RMB846.2 million, RMB671.8 million, and RMB3.06 billion (US$431.5 million) in the years ended December 31, 2021, 2022, and 2023, respectively, to acquire the land use rights of certain land located in China. Our capital expenditures were primarily for the expansion of Shan Shan Outlets, acquisition of land use rights, construction of office building and warehouses, and other infrastructure from 2020 through 2023. We expect our capital expenditures to decrease for the year 2024.

Holding Company Structure

Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and the consolidated variable interest entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and the consolidated variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. We set aside amounts of RMB87.1 million, RMB133.6 million, and RMB150.1 million (US$21.1 million) from current year’s net income to the general reserve during the years ended December 31, 2021, 2022, and 2023, respectively.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our operating lease obligations, capital expenditure commitments, purchase of services, debt obligations, and cash requirements for potential investments.

Our operating lease obligations primarily consist of the commitments under the lease agreements that expire at various dates from January 2024 through July 2038 for our office spaces, outlets, offline stores, employee department, and certain equipment.

Our debt obligations primarily consist of the principal amount and cash interests in connection with banks and other loans from a related party and a third party.

Our capital expenditure commitments primarily consist of contracted future purchases of property, plants, and equipment.

In October 2019, we agreed to invest, in the capacity of a passive investor, up to RMB2.00 billion in a private equity fund. Historically, we made contribution of RMB480.0 million to the fund. The fund announced a capital reduction with all the investors, including us. Therefore, we signed an agreement in April 2023 that amended the total investment amount to RMB424.0 million, and as such, RMB56.0 million was refunded to us. As of December 31, 2023, we had no outstanding investment commitment in this fund.

As of December 31, 2023, we had investment commitment of other several limited partnership funds of RMB799.5 million (US$112.6 million). The amount of our investment in and contribution to the private equity funds may be subject to adjustments in the event of commitment reduction or capital calls by the general partnership of these private equity funds.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

As of December 31, 2023, we had not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging, or research and development services with us.

The following table sets forth our minimum contractual obligations as of December 31, 2023.

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations	927,691	104,076	78,513	202,004	543,098
Short-term debt obligations	1,627,007	1,627,007	—	—	—
Capital expenditures commitment	1,060,084	1,013,428	45,037	1,619	—

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023. While the above indicates our material cash requirements as of December 31, 2023, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

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

The mid-end modules, which refer to modules supporting the merchant platform that we have launched to equip our brand partners with refined analysis and insights as well as all-round operating capacities, deepen the synergies between our brand partners and us, and further improve operating performance. The merchant platform is an output of our proprietary data analytics and business intelligence capacities. It enables our brand partners to establish their own data analytics infrastructure and diversify their operations monitoring metrics, through which they can fine tune the marketing and branding strategies tailored for target customer groups, optimize their operating strategies, establish additional touchpoints to effectively direct customer traffic, and set up membership programs to further enhance customer loyalty. The merchant platform allows our brand partners and ourselves to simultaneously focus on improving customer growth and experience while optimizing each other’s business operations, in turn serving as an additional compelling value propositions that we offer to our brand partners. With such simultaneous development, we strengthen our relationships with the brand partners and open up more opportunities to pursue further in-depth collaborations. In addition, we have put our in-house developed large artificial intelligence (AI) model and AI-generated content into use under various circumstances, such as seamless generation of product highlights and sample photos. Our AI capabilities enable us to elevate customer shopping experience and empower our brand partners to improve their operating efficiency.

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

Our technology and content expenses consist primarily of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our platform, including model fees and professional photography expenses. We incurred RMB1.52 billion, RMB1.61 billion, and RMB1.77 billion (US$249.0 million) in technology and content expenses in 2021, 2022, and 2023, respectively.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers, and other parties to protect our proprietary rights. As of December 31, 2023, we had been granted 287 patents and submitted 954 patent applications in China, owned 2,187 registered trademarks in China and 125 registered trademarks outside China, 242 copyrights (including copyrights to 210 software products in China that we develop relating to various aspects of our operations), and 30 registered domain names that are material to our business, including vip.com and vipshop.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Product revenue recognition

We derive a majority of our revenue from online product revenue. We recognize revenue from the sale of apparel, fashion goods, cosmetics, home goods and lifestyle products, and other merchandise through our online platforms, including our internet website and cellular phone application. We recognize revenue at the point of time when the goods have been accepted by the customers. The customers have the options to pay for the goods in advance or over an agreed-upon installment period. The delivery day estimate was determined based on the average delivery days for sales made during the last month of the reporting period, derived from customer locations and delivery reports. A one-day change in the estimated goods in-transit period would result in an increase or decrease of approximately RMB492.8 million, RMB469.7 million, RMB436.2 million (US$61.4 million) to our total net revenues in the years ended December 31, 2021, 2022, and 2023, respectively.

Return rights

We offer our online sales customers with a right of return for a seven-day period upon receipt of the products on sales from our Vipshop Online Platform. We reduce product revenues by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns and recorded as a refund liability included in accrued expenses and other current liabilities. The estimated refund liability contributed 0.3%, 0.3%, and 0.4% of the net revenues for the years ended December 31, 2021, 2022, and 2023, respectively.

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

Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and the assessed condition of the merchandise within each category. In determining the write-down percentages on inventories, the Company takes into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices, and future promotional events. Our changes of inventory write-downs have not been material, and accounted for approximately 0.04%, 0.16%, and (0.78)% of the cost of sales for the years ended December 31, 2021, 2022, and 2023, respectively.

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

We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2022 and 2023, we did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

For a summary of recently issued accounting pronouncements, see Note 2(aj) to the consolidated financial statements of Vipshop Holdings Limited pursuant to Item 18 of Part III of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. None of our directors or directors of our operating entities are officials of the Chinese Communist Party.

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	52	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	51	Vice Chairman of the Board of Directors, Chief Operating Officer
Martin Chi Ping Lau	51	Director
Jacky Yu Xu	52	Director
Donghao Yang	52	Director
Chun Liu(1)	56	Independent Director
Frank Lin(2)	59	Independent Director
Xing Liu(3)	53	Independent Director
Kathleen Chien(1)(2)(3)	54	Independent Director
Nanyan Zheng(1)(2)(3)	55	Independent Director
Mark Wang	40	Chief Financial Officer
Tao Feng	39	Chief Technology Officer

Notes:

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Pursuant to the currently effective articles of association of our company, our board of directors consists of ten directors, including one director, Mr. Martin Chi Ping Lau, appointed by Tencent. Each of our directors will hold office until the expiration of his or her term and until his or her successor should have been elected and qualified. There are no family relationships among any of the directors or executive officers of our company.

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

Mr. Martin Chi Ping Lau has served as our director since December 2017. Mr. Lau is the president of Tencent Holdings Limited (SEHK: 0700), or Tencent. He joined Tencent in 2005 as the chief strategy and investment officer, and was responsible for corporate strategies, investments, merger and acquisitions, and investor relations. In 2006, Mr. Lau was promoted as president of Tencent to manage the day-to-day operation of Tencent. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media, and technology group. Prior to that, he worked at Mckinsey & Company, Inc. as a management consultant. Mr. Lau received a bachelor of science degree in electrical engineering from the University of Michigan in July 1994, a master of science degree in electrical engineering from Stanford University in July 1995 and an MBA degree from Kellogg Graduate School of Management, Northwestern University in June 1998.

Mr. Jacky Xu, also known as Jacky Yu Xu is an angel investor of our company and has served as our director since January 2011. Mr. Xu is the director of several privately held companies in China. He is co-founder, chairman and chief executive officer of Trendy International Group Co., Ltd., an international fashion conglomerate.

Mr. Donghao Yang has served as our director since November 2020. Mr. Yang is currently the director and chief financial officer of Yatsen Holding Limited (NYSE: YSG). Prior to that, he has served as our chief financial officer from August 2011 to November 2020. Mr. Yang has held senior executive and managerial positions in various public and private companies, including serving as the chief finance officer of Synutra International Inc. from May 2010 to August 2011, as the chief financial officer of Greater China of Tyson Foods, Inc. (NYSE: TSN) from March 2007 to April 2010, as a finance director of Asia Pacific of Valmont Industries, Inc. (NYSE: VMI) from October 2003 to March 2007. Mr. Yang also serves as an independent director of Xpeng, Inc. (NYSE: XPEV) since August 2020. Mr. Yang received an MBA degree from Harvard Business School in 2003 and a bachelor’s degree in international economics from Nankai University in 1993.

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

Mr. Frank Lin, also known as Lin Frank Hurst has served as our independent director since January 2011. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was the chief operating officer of SINA Corporation. He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering, and managerial positions at Octel Communications Corp. and NYNEX. In addition to our company, Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including 51Talk Online Education Group (NYSE: COE), GigaCloud Technology Inc. (Nasdaq: GCT), Kuaishou Technology (SEHK: 1024), YSB Inc. (SEHK: 9885), QuantaSing Group Limited (Nasdaq: QSG), and Tuniu Corporation (Nasdaq: TOUR). Mr. Lin received an MBA degree from Stanford University in June 1993 and a bachelor’s degree in engineering from Dartmouth College in June 1988.

Mr. Xing Liu has served as our independent director since January 2011. Mr. Liu is currently a partner of HongShan, which he joined in May 2007. Mr. Liu has served a non-executive director of ZTO Express (Cayman) Inc. (NYSE: ZTO, SEHK: 2057) since May 2013. Mr. Liu received an MBA degree from The Wharton School of the University of Pennsylvania in May 2004, a master’s degree in computer engineering from Syracuse University in December 1995, and a bachelor’s degree in management information systems from Fudan University in July 1992.

Ms. Kathleen Chien has served as our independent director since March 2012. Ms. Chien is currently the chief operating officer and acting chief financial officer of 51job, Inc., a provider of integrated human resource services in China. Ms. Chien joined 51job, Inc. in 1999 and served as its chief financial officer from 2004 to March 2009. Ms. Chien received her bachelor’s degree in economics from the Massachusetts Institute of Technology in June 1992 and an MBA degree from the Walter A. Haas School of Business at University of California, Berkeley in May 1996.

Mr. Nanyan Zheng has served as our independent director since March 2012. Mr. Zheng is currently the executive chairman of Delonix group, a hospitality group which runs over 700 hotels in China. Mr. Zheng is also a partner and director of Ocean Link, a private equity firm with a focus on China’s consumer, travel, and TMT sectors. Besides, Mr. Zheng has been the chairman of Cubic City (China) Service Apartment Group since 2018. Mr. Zheng co-founded 7 Days Groups Holdings Ltd., and served as chief executive officer since October 2004 and as a director since its listing in 2009. Mr. Zheng founded Plateno Group Ltd. in 2013, which wholly owned 7 Days Groups Holdings Ltd. after its privatization and launched a series of new mid-level and upscale hotel brands, and served as the chairman of Plateno Group Ltd. from 2013 to 2019.

Mr. Mark Wang has served as our chief financial officer since May 2023. Prior to joining us, Mr. Wang served as the chief financial officer of Benlai Group, an online fresh grocery player in China, from April 2021 to November 2022. From October 2017 to March 2021, Mr. Wang served as the vice president in the finance department of Xiaomi Corporation (SEHK: 1810). Prior to that, Mr. Wang worked at Changyou.com Limited as a finance director from July 2014 to September 2017. From April 2013 to June 2014, Mr. Wang was a senior manager in the finance department of Huawei Technologies Co., Ltd. Prior to that, Mr. Wang served as a tax manager at PricewaterhouseCoopers Consultants (Shenzhen) Co., Ltd. from August 2006 to April 2013. Currently, Mr. Wang has also served as an independent director of Beijing Kingsoft Office Software, Inc. (SSE: 688111) since April 2022. Mr. Wang received a bachelor degree in finance from Beijing International Studies University.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. Generally, under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon a two-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay, as expressly required by the applicable law of the jurisdiction where the executive officer is based. Generally, the executive officer may terminate the employment at any time with a one-month advance written notice, if there is a material reduction in the executive officer’s authority, duties, and responsibilities or a material reduction in the executive officer’s annual salary before the next annual salary review, or if otherwise approved by the board of directors.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients or the confidential or proprietary information of any third party that we receive and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice and to assign all right, title, and interest in them to us, and assist us in obtaining patents.

In addition, in general, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to (a) approach our clients, customers, contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (b) assume employment with or provide services to any of our competitors, or engage with, whether as principal, partner, licensor or otherwise, any of our competitors; or (c) seek directly or indirectly, to solicit the services of any of our employees on or after the date of the executive officer’s termination, or in the year preceding such termination.

B.	Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of fees, salaries, and benefits (excluding equity-based grants) of approximately RMB8.3 million (US$1.2 million) to our executive officers, and we paid an aggregate of approximately RMB4.2 million (US$0.6 million) to our directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund. For equity-based grants to our directors and executive officers, see “—Stock Incentive Plans.”

Stock Incentive Plans

We have adopted three plans since our inception. The 2011 Stock Incentive Plan and 2012 Share Incentive Plan each terminated at the end of their respective ten-year terms, although some grants from each of these plans are still outstanding. The original term of our 2014 Share Incentive Plan will expire in July 2024, and we plan to renew it for a new ten-year term.

2011 Stock Incentive Plan

Our 2011 Stock Incentive Plan was adopted in March 2011 and terminated automatically after its ten-year term in March 2021. The maximum number of shares authorized under the 2011 Stock Incentive Plan was 7,350,000 ordinary shares. The 2011 Stock Incentive Plan expired already while options to acquire 461,234 Class A ordinary shares remained outstanding thereunder as of the date of this annual report. The termination did not adversely affect any rights under awards previously granted.

Awards granted under the 2011 Stock Incentive Plan are evidenced by an award agreement and, in the case of stock options, a notice of stock option award that sets forth the terms, conditions, and limitations for each grant.

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

2012 Share Incentive Plan

Our 2012 Share Incentive Plan was adopted in March 2012 and terminated automatically after its ten-year term in March 2022. The maximum number of shares authorized under the 2012 Share Incentive Plan was 9,000,000 ordinary shares, and the maximum number of shares authorized under this plan per calendar year from 2012 until the termination of this plan was 1,500,000 ordinary shares. Among these ordinary shares, 10,000 Class A ordinary shares remained outstanding as of the date of this annual report. The termination did not adversely affect any rights under awards previously granted.

We were authorized to grant options, restricted shares or restricted share units to our directors, employees or consultants under the plan. Awards granted under the plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award. These may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

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

2014 Share Incentive Plan

In July 2014, we adopted our 2014 Share Incentive Plan, which permits the grant of options to purchase our ordinary shares, restricted shares, share appreciation rights, and other types of awards as deemed appropriate by the administrator. The maximum aggregate number of shares that may be issued pursuant to our 2014 Share Incentive Plan is (i) 5,366,998 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Share Incentive Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors. In December 2017, August 2020, and May 2023, we registered additional securities consisting of 5,237,297, 5,973,419, and 5,830,632 Class A ordinary shares that were automatically added to our 2014 Share Incentive Plan, effective January 1 of each years from 2015 to 2023, pursuant to the evergreen provisions. As of the date of this annual report, options to acquire 5,335,457 Class A ordinary shares and 4,325,365 restricted shares have been granted and are outstanding under the 2014 Share Incentive Plan. The original term of our 2014 Share Incentive Plan will expire in July 2024, and we plan to renew it for a new ten-year term.

The following paragraphs describe the principal terms of our 2014 Share Incentive Plan:

Plan Administration. The plan will be administered by the Compensation Committee, or a committee of two or more directors to whom the Compensation Committee may delegate the authority to grant or amend awards to participants other than independent directors and executive officers. The committee will determine the provisions and terms and conditions of each award grant.

Awards and Award Agreement. We may grant options, restricted shares, share appreciation rights, or other types of awards to our directors, employees or consultants under the plan. Awards granted under the plan will be evidenced by award agreements that set forth the terms, conditions, and limitations for each award. These may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Option Exercise Price. The exercise price of an option should be determined by the plan administrator and set forth in the award agreement. It may be a fixed price or a variable price relating to the fair market value of our Class A ordinary shares, to the extent not prohibited by applicable laws. Subject to certain limits set forth in the plan, the exercise price may be amended or adjusted in the absolute discretion of the plan administrator, whose determination should be final, binding, and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options could be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility. We may grant awards to our employees, directors, and consultants or those of any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership or control interest, as determined by our plan administrator. Awards other than incentive share options may be granted to our employees, directors, and consultants. Incentive share options may be granted only to employees of our company or a parent or a subsidiary of our company.

Term of the Awards. The term of each award grant should be determined by our plan administrator, provided that the term for an option should not exceed 10 years from the date of the grant.

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

Corporate Transactions. Except as otherwise provided in an individual award agreement or any other written agreement entered into between a participant and us, our plan administrator may provide for one or more of the following in the event of a change of control or other similar corporate transaction: (i) the termination of each award outstanding under the plan at a specific time in the future, with each participant having the right to exercise such awards during a period of time as determined by the plan administrator; (ii) either the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award or realization of the participant’s rights had such award been currently exercisable or payable or fully vested; (iii) the replacement of an award with other rights or property selected by the plan administrator in its sole discretion the assumption of or substitution of such award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, or (iv) provide for payment of awards in cash based on the value of shares on the date of the change of control plus reasonable interest on the award through the date such award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with the United States Internal Revenue Code of 1986, as amended.

Amendment and Termination of the Plan. With the approval of our board of directors, at any time and from time to time, the plan administrator may terminate, amend or modify the 2014 Share Incentive Plan; provided, however, that to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, unless we decide to follow home country practice, shareholder approval is required for any plan amendment, including any amendment to the plan that (i) increases the number of shares available under the 2014 Share Incentive Plan, (ii) permits the plan administrator to extend the exercise period for an option beyond ten years from the date of grant, or (iii) results in a change in eligibility requirements.

Share Incentive Grants

The following table summarizes, as of December 31, 2023, the outstanding options we granted to our directors and executive officers under the 2011 Stock Incentive Plan, the 2012 Share Incentive Plan, and the 2014 Share Incentive Plan.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Eric Ya Shen	2,601,894	66.85	January 1, 2020	December 31, 2029
	*	68.35	January 1, 2017	December 31, 2026
Arthur Xiaobo Hong	2,681,894	66.85	January 1, 2020	December 31, 2029
Donghao Yang	*	0.50	August 30, 2011	January 1, 2026
Nanyan Zheng	*	2.50	April 16, 2012	December 31, 2024
Kathleen Chien	*	2.50	April 16, 2012	December 31, 2024
Chun Liu	*	2.50	January 1, 2013	January 1,2026

Note:

*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

The following table summarizes, as of December 31, 2023, the outstanding restricted shares we granted to our directors and executive officers under the 2012 Share Incentive Plan and the 2014 Share Incentive Plan.

Name	Number of Restricted Shares	Date of Grant
Donghao Yang	*	January 1, 2017
	*	December 1, 2020
Frank Lin	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
Xing Liu	*	April 1, 2016
	*	April 1, 2020
Nanyan Zheng	*	April 1, 2020
Kathleen Chien	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
Chun Liu	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
Tao Feng	*	August 1, 2022
Mark Wang	*	June 1, 2023

Note:

*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

C.	Board Practices

Board of Directors

Our board of directors consists of ten directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our second amended and restated memorandum and articles of association, the directors may exercise all the powers of our company to borrow money, mortgage their undertaking, property, and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability, or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

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

Audit Committee. Our audit committee consists of Ms. Kathleen Chien, Mr. Nanyan Zheng, and Mr. Chun Liu. Ms. Kathleen Chien, Mr. Nanyan Zheng, and Mr. Chun Liu satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of NYSE and Rule 10A-3 under the Exchange Act. Ms. Kathleen Chien is the chairperson of our audit committee. We have determined that Ms. Kathleen Chien qualifies as an “audit committee financial expert.” The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence, and (d) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions; and

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

Compensation Committee. Our compensation committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien, and Mr. Frank Lin. Mr. Nanyan Zheng, Mr. Frank Lin, and Ms. Kathleen Chien satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of the NYSE. Mr. Nanyan Zheng is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers; and

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

ESG Committee. Our ESG committee consists of Mr. Eric Ya Shen, Mr. Authur Xiaobo Hong, and Mr. Frank Lin. Mr. Eric Ya Shen is the chairperson of our ESG committee. The ESG committee is responsible for systematically evaluating, monitoring, and carrying out a variety of ESG initiatives with an aim to strengthen the ESG awareness and efforts at full scale, ranging from energy conservation and emission reduction, responsibility management, customer services, and sustainable supply chain, among other things.

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

As of December 31, 2023, we had 14,638 full-time employees, compared with 8,013 and 6,815 employees as of December 31, 2021 and 2022, respectively. The increase in the number of full-time employees as of December 31, 2023, as compared to that of December 31, 2022, was primarily due to increases in headcounts of warehouse management and customer services, as we transferred the outsourced personnel for warehouse management and customer service into direct employment as part of our employee engagement initiatives. The decrease in the number of full-time employees as of December 31, 2022, as compared to that of December 31, 2021, was primarily due to the personnel optimization of our other offline stores and the personnel outsourcing of Shan Shan Outlets.

The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2023:

Operations	Number of Employees
Merchandising	1,131
Products and technology support	1,822
Business development, sales and marketing	161
Internet finance	55
Customer service	896
Warehouse management	8,337
Offline stores	268
Administration and management	803
Shan Shan Outlets	1,165

Total	14,638

Our success depends on our ability to attract, retain, and motivate qualified personnel. We have developed a corporate culture that encourages teamwork, effectiveness, personal development, and commitment to providing our customers with superior services. We regularly provide our employees with training tailored to each job function to enhance performance and service quality.

As required by the PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing insurance. We are required under the PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we also provide our employees fringe benefits such as free lunches and periodic appreciation payments to employees’ family members. For the year ended December 31, 2023, we did not experience any significant labor disputes.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the shareholder table below are based on 108,474,571 ordinary shares issued and outstanding as of March 31, 2024, comprising of (i) 92,914,213 Class A ordinary shares, excluding the 7,157,755 Class A ordinary shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and our treasury ADSs, and (ii) 15,560,358 Class B ordinary shares.

	Number of Ordinary Shares Beneficially Owned(1)	%(2)
Directors and Executive Officers **:
Eric Ya Shen(3)	17,852,209	16.2
Arthur Xiaobo Hong(4)	10,644,065	9.6
Martin Chi Ping Lau(5)	*	*
Jacky Xu(6)	*	*
Chun Liu(7)	*	*
Frank Lin(8)	*	*
Xing Liu(9)	*	*
Kathleen Chien(10)	*	*
Nanyan Zheng(11)	*	*
Donghao Yang(12)	*	*
Tao Feng	*	*
Mark Wang	—	—
All directors and executive officers as a group	29,204,436	25.9
Principal Shareholders:
Directors and Executive Officers **:
Elegant Motion Holdings Limited(13)	15,941,084	14.7
Tencent Mobility Limited(14)	12,852,698	11.8
High Vivacity Holdings Limited(15)	8,707,142	8.0

Notes:

*	Less than 1% of our total outstanding ordinary shares.
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
(2)

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2024.

(3)

Beneficially owned through Elegant Motion Holdings Limited, a British Virgin Islands company, and options of Mr. Eric Ya Shen granted under our share incentive plans to acquire Class A ordinary shares. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2024, Mr. Eric Ya Shen beneficially owned (i) 2,533 Class A ordinary shares, (ii) 1,908,592 Class A ordinary shares issuable to Mr. Eric Ya Shen upon the exercise of options within 60 days after March 31, 2024, and (iii) 380,726 Class A ordinary shares and 15,560,358 Class B ordinary shares held by Elegant Motion Holdings Limited, representing 63.1% of the aggregate voting power of our company.

(4)

Beneficially owned through High Vivacity Holdings Limited, a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust, and options of Mr. Hong granted under our share incentive plans to acquire Class A ordinary shares. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2024, Mr. Hong beneficially owned (i) 1,936,923 Class A ordinary shares that can be acquired by Mr. Arthur Xiaobo Hong within 60 days after March 31, 2024, and (ii) 8,707,142 Class A ordinary shares held by High Vivacity Holdings Limited.

(5)	The business address of Mr. Martin Chi Ping Lau is Tencent Binhai Towers, No. 33 Haitian 2nd Road, Nanshan District, Shenzhen 518054, People’s Republic of China.
(6)	The business address of Mr. Jacky Xu is 17/F, HNA Tower, No. 8 Linhe Zhong Road, Tianhe District, Guangzhou, People’s Republic of China.
(7)	The business address of Mr. Liu is Level 11, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.
(8)	The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dongcheng District, Beijing, People’s Republic of China.
(9)	Mr. Liu is a partner of HongShan. The business address of Mr. Liu is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.
(10)	The business address of Ms. Chien is Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China.
(11)	The business address of Mr. Zheng is 10F, 705 Guangzhou Da Dao Nan Road, Guangzhou 510290, People’s Republic of China.
(12)	The business address of Mr. Yang is Building 35, No. 2519 East Xingang Road, Haizhu District, Guangzhou 510330, People’s Republic of China.
(13)

Elegant Motion Holdings Limited, or Elegant Motion, is a British Virgin Islands company. Elegant Motion is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by Elegant Motion, Eric Ya Shen, and Xiaochun Zhang on the Schedule 13G/A filed with the SEC on February 8, 2024. The ordinary shares directly held by Elegrant Motion as of December 31, 2023 were also reported by UBS Group AG directly and on behalf of certain subsidiaries, including UBS TC (Jersey) Ltd., the entity serving as the trustee of the SYZXC Trust, on the Schedule 13G/A filed with the SEC on February 5, 2024. The registered address of Elegant Motion Holdings Limited is Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

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

(15)

High Vivacity Holdings Limited, or High Vivacity, is a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by High Vivacity and Arthur Xiaobo Hong on the Schedule 13G/A filed with the SEC on February 8, 2024. The registered address of High Vivacity Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

To our knowledge and based on our review of our register of shareholders as of March 31, 2024, 82,489,720 Class A ordinary shares were held of record by one holder that resides in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. For the different voting rights of our Class A ordinary shareholders and Class B ordinary shareholders, please refer to “Item 4. Information on the Company—A. History and Development of the Company—Our Company.” We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and the consolidated variable interest entities. Among our directors and executive officers, Martin Chi Ping Lau, Jacky Yu Xu, Xing Liu, and Nanyan Zheng habitually reside in Hong Kong while the other directors and executive officers all habitually reside in mainland China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine, or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

Our PRC legal counsel has advised us that there is uncertainty as to whether the courts in mainland China would:

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

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of laws of mainland China or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court in mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC laws against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court in mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court in mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments either. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy.

Therefore, any United States judgement may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

Our wholly-owned subsidiary, Vipshop China, has entered into a series of contractual arrangements with the consolidated variable interest entity, Vipshop E-Commerce, and its shareholders, which enable us to make management decisions of Vipshop E-Commerce, receive substantially all of the economic benefits of Vipshop E-Commerce through service fees in consideration for the technical and consulting services provided by Vipshop China, and have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in Vipshop E-Commerce to the extent permitted under PRC laws, regulations, and legal procedures. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements Relating to the Consolidated Variable Interest Entities.”

Transactions with Our Directors and Shareholders

We purchased products and goods from companies controlled by our directors or major shareholders in the amount of RMB267.8 million (US$37.7 million) and received service from companies controlled by our directors or major shareholders in the amount of RMB833.0 million (US$117.3 million), for the year ended December 31, 2023. As of December 31, 2023, the amounts due to companies controlled by our directors or major shareholders were RMB79.2 million (US$11.2 million), which was unsecured and interest free. We also provided service to companies controlled or significantly influenced by our directors or major shareholders in the amount of RMB1.0 million (US$0.1 million) for the year ended December 31, 2023. As of December 31, 2023, the amounts due from our directors or major shareholders and companies controlled or significantly influenced by our directors or major shareholders were RMB46.8 million (US$6.6 million), which were unsecured and interest free.

Transactions with Other Related Parties

We purchased products and goods from companies significantly influenced by us in the amount of RMB106.1 million (US$14.9 million) and received service from our affiliates in the amount of RMB5.6 million (US$0.8 million), for the year ended December 31, 2023. As of December 31, 2023, the amount due to companies significantly influenced by us were RMB71.1 million (US$10.0 million), which were unsecured and interest free. We also provided service to companies significantly influenced by us in the amount of RMB16.7 million (US$2.4 million) for the year ended December 31, 2023. Our sales of products to companies significantly influenced by us was RMB73.2 million (US$10.3 million) for the year ended December 31, 2023. As of December 31, 2023, the amounts due from companies significantly influenced by us were RMB506.7 million (US$71.4 million), of which RMB483.0 million (US$68.0 million) were short-term loan originated to our company’s joint ventures and affiliates carried an interest rate of 3.45% and deposits to Sichuan VipFubon Consumer Finance Co., Ltd as shareholder deposits at interest rate of 4.9%. The interest income from the loan and deposit amounted to RMB24.0 million (US$3.4 million) for the year ended December 31, 2023.

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

Dividend Policy

On February 22, 2024, we adopted an annual cash dividend policy. Under the annual cash dividend policy, we have discretion to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and the applicable laws and regulations. Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to declare dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, that we receive from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors.

On February 28, 2024, we declared a cash dividend of US$2.15 per ordinary share, or US$0.43 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on March 15, 2024. The cash dividends were paid in April 2024 and the net cash dividends we paid amounted to US$233.3 million, excluding the cash dividends distributed to the bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and our treasury ADSs.

We are a holding company incorporated in the Cayman Islands. We principally rely on dividends from our subsidiaries in China and Hong Kong and payments made by the VIEs to us in accordance with the contractual arrangements for our cash needs. To make payments to us, our subsidiaries in China and Hong Kong and the VIEs need to comply with the applicable regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries and payments made by the VIEs to us in accordance with the contractual arrangements to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries and the VIEs to make payments to us could materially and adversely affect our ability to conduct our business.”

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary of our ADSs in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair, and practical.

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

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as the NYSE may determine to be payable, or such lesser sum as our board of directors may from time to time require, has been paid to us in respect thereof.

If our directors refuse to register a transfer they should, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers should not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares should be distributed among the holders of the ordinary shares in accordance with the Companies Act and the memorandum or articles of association of the company. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

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

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class should not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

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

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

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

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than under the statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

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

Transactions with Directors. Under the Delaware General Corporation Law, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction will be void or voidable, unless (a) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by a vote of the shareholders; or (c) the transaction is fair to the company as of the time it is approved.

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our second amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the NYSE rules or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

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

Under our second amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees, and agents against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents, except through their own dishonesty, willful default or fraud. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our second amended and restated memorandum and articles of association may also provide for indemnification of such person in the case of a suit initiated by our company or in the right of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities, and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

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

Under Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company and for a proper purpose; a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so); and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill, diligence, and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our second amended and restated memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company should declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Majority Independent Board. A domestic U.S. company listed on the NYSE must comply with the requirement that a majority of the board of directors must be comprised of independent directors as defined under the NYSE rules. As a Cayman Islands exempted company, we are allowed to follow home country practices in lieu of certain corporate governance requirements under the NYSE rules where there is no similar requirement under the laws of the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings. With respect to shareholder proposals, Cayman law is essentially the same as Delaware law. The Companies Act does not provide shareholders with an express right to put forth any proposal before the annual meeting of the shareholders. However, depending on what is stipulated in a company’s articles of associations, shareholders in an exempted Cayman Islands company may make proposals in accordance with the notice provisions. For shares that are represented by ADSs, the depositary in many cases may be the only shareholder. In such cases, only the depositary has the direct right to requisition a shareholders’ meeting. However, unless otherwise provided in the deposit agreement, the holders of the ADSs generally do not have the right to petition the depositary to requisition a shareholders’ meeting or put forth shareholder proposals through the depositary.

Our second amended and restated memorandum and articles of association allow our shareholders holding not less than one-third of our paid-up voting share capital to requisition a shareholders’ meeting. At such shareholders’ meeting, the shareholders who have requisitioned the meeting may put forth proposals, provided the details of such proposals are set forth in their notice requisitioning the meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors can be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among others, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our second amended and restated memorandum and articles of association may be amended by a special resolution of the shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Cayman Islands Taxation

According to Travers Thorp Alberga, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China may be considered a PRC “resident enterprise,” meaning it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to a PRC resident enterprise from another may qualify as “tax-exempt income.” The implementation rules of the PRC Enterprise Income Tax Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. STA Circular 82 issued by the State Taxation Administration on April 22, 2009 specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting rights or senior management habitually reside in China. Although STA Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in STA Circular 82 may reflect State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes and therefore is not subject to PRC enterprise income tax reporting obligations and the dividends we pay to holders of our ADSs or ordinary shares will not be subject to PRC withholding tax. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as China-sourced income. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—It is unclear whether we will be considered a PRC ‘resident enterprise’ under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC ‘resident enterprise’ status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.”

United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that Internal Revenue Service or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, United States expatriates, persons liable for any minimum tax, holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary of United States federal income tax considerations does not discuss any state, local, or non-United States tax considerations, any non-income tax (such as gift or estate tax) considerations, or the Medicare Tax. Each U.S. Holder is advised to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (c) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (d) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code of 1986, as amended.

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

Although the law in this regard is unclear, we treat the consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because their management decisions are made by our WFOE in accordance with the contractual arrangements but also because we are entitled to substantially all of their economic benefits in accordance with the contractual arrangements, and, as a result, we have a “controlling financial interest” in the consolidated variable interest entities as defined in FASB ASC 810 so that we are considered the primary beneficiary of these consoldiated variable interest entities for accounting purposes and thus consolidate their results of operations in our consolidated financial statements under U.S. GAAP. If it were determined, however, that we are not the owner of any of the consolidated variable interest entities (or their subsidiaries) for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

Assuming that we are the owner of the consolidated variable interest entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future taxable years. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of our ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year.

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

In the event that we are deemed to be a PRC “resident enterprise” and are liable to tax under the PRC Enterprise Income Tax Law, we should be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (a) above and which includes an exchange of information provision. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by our ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

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

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if our ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of our ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as PRC-source gain under the United States-PRC income tax treaty. Pursuant to the Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or does not elect to apply the United States-PRC income tax treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the United States-PRC income tax treaty and the potential impact of the Treasury Regulations.

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

If a U.S. Holder makes a mark-to-market election and we cease to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not classified as a PFIC. Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments we hold that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must file an annual report containing such information as the United States Treasury Department may require and will generally be required to file an annual Internal Revenue Service Form 8621. Each U.S. Holder is advised to consult its tax advisors concerning the United States federal income tax consequences of purchasing, holding, and disposing of ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports, and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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

Foreign Exchange Risk

Most of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, short-term loans, and other current assets and liabilities. The difference between the reporting currency and the denomination currency may expose us to additional uncertainties in connection with the foreign currency translation. In 2021, 2022, and 2023, we recorded exchange loss of RMB37.1 million, exchange gain of RMB687.9 million, and exchange gain of RMB162.7 million (US$22.9 million), respectively. We used foreign exchange forward contracts to hedge our exposure to foreign currency exchange risk in 2022, which expired as of December 31, 2022, and may continue to use foreign currency swaps, forwards, or other derivative instruments to hedge our exposure to foreign currency risk. No foreign exchange forward contract was signed during 2023.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in global economic conditions and foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

As of December 31, 2023, we had RMB-denominated cash and cash equivalents, restricted cash, and short-term investments of RMB25.8 billion and U.S. dollar-denominated cash and cash equivalents, restricted cash, and short-term investments of US$273.3 million. Assuming we had converted RMB25.8 billion into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our U.S. dollar cash balance would have been US$3.9 billion. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar-denominated cash balance would have been US$3.6 billion instead. Assuming we had converted US$273.3 million into Renminbi at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our RMB-denominated cash balance would have been RMB27.7 billion. If the Renminbi had depreciated by 10% against the U.S. dollar, our RMB-denominated cash balance would have been RMB27.9 billion instead.

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

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex, and fax transmissions and for delivery of securities.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that relate to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us does not relate to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs, and (iii) our reimbursable expenses relating to the program are not known at this time.

We received RMB48.2 million (US$6.8 million) of reimbursement from the depository in 2023.

PART II

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

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Deloitte Touche Tohmatsu, our independent registered public accounting firm, audited the financial statements included in this annual report and issued an attestation report on our management’s assessment of our company’s internal control over financial reporting as of December 31, 2023.

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

Our board of directors has adopted an amended and restated code of ethics that applies to all of the directors, officers, and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. In addition, we expect those who do business with us, such as consultants, suppliers, and collaborators, to also adhere to the principles outlined in the code of ethics. Certain provisions of the amended and restated code of ethics apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents, and any other persons who perform similar functions for us. We have filed our amended and restated code of business conduct and ethics as an exhibit to this annual report on Form 20-F (No. 001-35454).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu (PCAOB ID No. 1104), our principal accountant, for the periods indicated. We did not pay any other fees to our principal accountant during the periods except as indicated below.

	2022	2023
	RMB	RMB	US$
	(in thousands)
Audit Fees (1)	15,200	13,800	1,944
Audit Related Fees (2)	200	611	86
Tax Fees (3)	563	257	36
All Other Fees (4)	500	—	—

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

On March 31, 2022, our board of directors authorized a share repurchase program, under which we could purchase up to US$1 billion worth of our Class A ordinary shares over the 24-month period until the close of business on March 31, 2024, U.S. Eastern Time. This program was publicly announced on the same date. In 2023 and up to March 31, 2024, we repurchased ADSs representing 18,556,128 Class A ordinary shares under this program.

On March 30, 2023, our board of directors authorized another share repurchase program, under which we could further purchase up to an additional US$500 million worth of our Class A ordinary shares over the 24-month period until the close of business on March 31, 2025, U.S. Eastern Time. This program was publicly announced on the same date. On May 22, 2023, our board of directors approved an increase in the authorized amount under the current share repurchase program by US$500 million such that we may repurchase up to US$1 billion of its ADSs or Class A ordinary shares thereunder. The increase in the authorized amount under the share repurchase program was publicly announced on May 23, 2023.

The table below is a summary of the shares we repurchase under the programs described above. All repurchases of our Class A ordinary shares set forth below were made in the open market pursuant to the programs that we adopted on March 31, 2022 and March 30, 2023, as amended.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of the Publicly Announced Plans(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(3)
January 2023	365,103	14.35	74,986,332	242,245,001
February 2023	8,173,837	14.09	83,160,169	126,964,640
March 2023	15,445,543	14.72	98,605,712	913,416,785
April 2023	9,608,146	14.68	108,213,858	772,296,733
May 2023	14,036,467	14.76	122,250,325	564,927,027
June 2023	—	—	122,250,325	564,927,027
July 2023	—	—	122,250,325	564,927,027
August 2023	—	—	122,250,325	564,927,027
September 2023	919,723	14.58	123,170,048	551,512,428
October 2023	4,300	14.00	123,174,348	551,452,189
November 2023	75,026	13.99	123,249,374	550,401,615
December 2023	150,332	15.03	123,399,706	548,140,802

Total	48,778,477	14.61	123,399,706	548,140,802

Notes:

(1)

The average price paid per ADS repurchased represents the consideration we pay for the corresponding repurchases, excluding the commission fees we paid to the execution broker for the implementation of the share repurchase program.

(2)

The total number of ADSs purchased as part of the publicly announced plans presented under this column represents the cumulative total number of ADSs repurchased pursuant to the share repurchase programs adopted on March 31, 2022 and March 30, 2023, as amended.

(3)

The approximate dollar value of ADSs that may yet be purchased under the plans presented under this column for January 2023 and February 2023 refers to the approximate dollar value of ADSs that may yet be purchased under the share repurchase program adopted on March 31, 2022, and the approximate dollar value of ADSs that may yet be purchased under the plans presented under this column for the other months in 2023 refers to the approximate dollar value of ADSs that may yet be purchased under the share repurchase programs adopted on March 30, 2023, as amended.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Section 303A.01 of the NYSE Listed Company Manual requires a NYSE-listed company to have a majority of independent directors. Section 303A.08 of the NYSE Listed Company Manual also requires a NYSE-listed company to obtain its shareholders’ approval when an equity compensation arrangement is established or materially amended. Section 303A.00 of the NYSE Listed Company Manual permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to such exception granted to foreign private issuers, we have followed our home country practice with respect to the composition of our board of directors and approval for adoption and material amendment to our equity-based compensation arrangements. In these respects, and in other respects if we choose to follow home country practice in other respects in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares and ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under the NYSE Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying, and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cybersecurity threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis, and rapid response. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network and the connections with any third-party service providers, ongoing internal and external evaluations of our security measures implemented towards internal and external resources, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our cybersecurity department is actively engaged in continuous monitoring of our applications, platforms, and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

We do not engage any third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition.

Governance

Our nominating and corporate governance committee of our board of directors is responsible for overseeing our company’s cybersecurity risk management and be informed on risks from cybersecurity threats. Our nominating and corporate governance committee will review, approve, and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) relating to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our company. In addition, on the management level, we have established a disclosure committee and designated specific personnel, including certain executive officers and the person in charge of our cybersecurity matters who has experience in dealing with confidentiality-related cybersecurity issues, to oversee and manage cybersecurity related matters and formulate policies as necessary. Pursuant to the internal controls and procedures in connection with cybersecurity, our disclosure committee reports to our board of directors will assess from time to time regarding its assessment, identification, and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our disclosure committee will immediately organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our disclosure committee will immediately report the investigation and assessment results to our board of directors within two/three business days and our board of directors will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our disclosure committee will promptly prepare disclosure material for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Vipshop Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on September 15, 2014 (incorporated by reference to Exhibit 1.2 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 16, 2021)

2.1	Form of Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

2.2	Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.3 to our registration statement on Form S-8 (File No. 333-181559) filed with the Securities and Exchange Commission on May 21, 2012)

2.3	Form of Amendment to Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 99.(A)(2) to the registration statement on Form F-6EF filed by Deutsche Bank Trust Company Americas with the Securities and Exchange Commission on October 21, 2014)

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 19, 2023)

4.1	2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.2	2012 Share Incentive Plan (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.3	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8, as amended, initially filed with the Securities and Exchange Commission on October 22, 2014)

4.4	Form of Employment Agreement between the Registrant and the executives of the Registrant (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

Exhibit Number	Document

4.5*	Form of Exclusive Business Cooperation Agreement between a wholly-owned subsidiary of the Registrant and a consolidated variable interest entity, as currently in effect, and a schedule of all executed exclusive business cooperation agreements adopting the same form in respect of a consolidated variable interest entity

4.6*	Form of Equity Interest Pledge Agreement among a wholly-owned subsidiary of the Registrant, a consolidated variable interest entity, and shareholders of the consolidated variable interest entity, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of a consolidated variable interest entity

4.7*	Form of Exclusive Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated variable interest entity, and shareholders of the consolidated variable interest entity, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated variable interest entity

4.8*	Form of Power of Attorney by shareholders of a consolidated variable interest entity, as currently in effect, and a schedule of all executed powers of attorney adopting the same form in respect of a consolidated variable interest entity

4.9*	Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and a consolidated variable interest entity, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated variable interest entity

4.10*	English translation of Debt Assignment and Set-off Agreement dated October 27, 2023 among Arthur Xiaobo Hong, Chan Huang and Vipshop (China) Co., Ltd.

4.11	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.12	Investor Rights Agreement dated December 29, 2017 among the Registrant, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elegant Motion Holdings Limited, High Vivacity Holdings Limited, Windcreek Limited and Tencent Mobility Limited (incorporated by reference to Exhibit 3 to Schedule 13D (File No. 005-86788) filed by Tencent Holdings Limited with the Securities and Exchange Commission on January 8, 2018)

4.13†	Strategic Business Cooperation Agreement dated November 25, 2019 between the Registrant and SF Holding Co., Ltd. (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 27, 2020)

4.14*†	English translation of Supplemental Agreement to Strategic Business Cooperation Agreement dated October 26, 2023 between the Registrant and SF Holding Co., Ltd.

8.1*	List of Significant Consolidated Entities of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 19, 2023)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Travers Thorp Alberga

97*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vipshop Holdings Limited

	By:	/s/ Eric Ya Shen
		Name:	Eric Ya Shen
Date: April 18, 2024		Title:	Chairman of the Board of Directors and Chief Executive Officer

VIPSHOP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Vipshop Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited and its subsidiaries, (collectively referred to as the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, the related notes and the schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Convenience translation
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(z) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Critical Audit Matter
(Continued)

Inventory—Inventory write-down—Refer to Note 2(g) to the financial statements
Critical Audit Matter Description
The Company had inventories of RMB 5.64 billion as of December 31, 2023, which represented approximately 15.0% of the Company’s total current assets. Inventories are valued at cost or net realizable value. Inventory write-downs are recorded when estimated future net realizable values are less than costs as well as estimated based on significant management estimates and assumptions used to determine the write-down including the percentages that are applied to different aging and condition of the merchandizes within each product category. In determining the write-down percentages on inventories, the Company takes into considerations of factors such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events. Changes in the write-down percentages could have a significant impact on the recorded balance of inventories in the consolidated financial statements.
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
April 18, 2024
We have served as the Company’s auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Vipshop Holdings Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Vipshop Holdings Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 18, 2024, expressed an unqualified opinion on those financial statements.
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
April 18, 2024
We have served as the Company’s auditor since 2011.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2( z )
ASSETS
Current assets:
Cash and cash equivalents	21,938,653	25,414,729	3,579,590
Restricted cash	1,164,748	882,637	124,317
Short-term investments	1,595,904	1,983,201	279,328
Accounts receivables, net	567,730	778,767	109,687
Amounts due from related parties, net	670,187	553,502	77,959
Other receivables and prepayments, net	2,280,449	2,298,612	323,753
Loan receivables, net	882	4,437	625
Inventories	5,515,880	5,644,713	795,041

Total current assets	33,734,433	37,560,598	5,290,300

Property and equipment, net	16,225,589	16,882,100	2,377,794
Deposits for property and equipment	296,717	200,739	28,273
Land use rights, net	7,638,506	10,132,626	1,427,151
Intangible assets, net	336,599	332,821	46,877
Investments in equity method investees	2,162,872	2,155,561	303,604
Other investments	2,660,305	2,916,189	410,737
Other long-term assets	91,762	147,669	20,799
Goodwill	755,213	755,213	106,370
Deferred tax assets, net	681,770	685,017	96,483
Right-of-use assets, net	891,744	554,061	78,038

Total assets	65,475,510	72,322,594	10,186,426

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Continued)
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2( z )
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (Including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,133 and RMB3,478 as of December 31, 2022 and 2023, respectively)	15,018,138	17,259,395	2,430,935
Advances from customers (Including advances from customers of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB269,235 and RMB277,846 as of December 31, 2022 and 2023, respectively)	1,737,424	1,689,881	238,015
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,299,350 and RMB729,440 as of December 31, 2022 and 2023, respectively)	8,394,742	9,560,449	1,346,562
Amounts due to related parties (Including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB3,191 and RMB8,488 as of December 31, 2022 and 2023, respectively)	151,736	150,373	21,180
Deferred income (Including deferred income of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB16,297 and RMB2,575 as of December 31, 2022 and 2023, respectively)	400,207	457,594	64,451
Short-term loans	2,687,438	1,425,576	200,788
Operating lease liabilities (Including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB6,956 and RMB5,722 as of December 31, 2022 and 2023, respectively)	136,435	80,868	11,390

Total current liabilities	28,526,120	30,624,136	4,313,321

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Continued)
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2( z )
Deferred tax liabilities (Including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB28,369 and RMB33,823 as of December 31, 2022 and 2023, respectively)	573,734	692,492	97,535
Deferred income-noncurrent	1,469,685	1,756,949	247,461
Operating lease liabilities-noncurrent (Including operating lease liabilities-noncurrent of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,499 and RMB784 as of December 31,2022 and 2023, respectively)	832,928	689,259	97,080

Total liabilities	31,402,467	33,762,836	4,755,397

Commitments and contingencies (Note 2 2 )
SHAREHOLDERS’ EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 124,060,090 and 98,877,929 shares issued, of which 101,621,330 and 92,900,247 shares were outstanding as of December 31, 2022 and 2023, respectively)	80	62	9
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	11	11	2
Treasury shares, at cost ( 22,438,760 and 5,977,682 Class A shares as of December 31, 2022 and 2023, respectively)	(8,352,511)	(3,624,763)	(510,537)
Additional paid-in capital	13,091,781	4,444,755	626,031
Retained earnings	28,720,304	36,836,928	5,188,373
Accumulated other comprehensive loss	(707,628)	(695,589)	(97,972)

Total Vipshop Holdings Limited shareholders’ equity	32,752,037	36,961,404	5,205,906

Non-controlling interests	1,321,006	1,598,354	225,123

Total shareholders’ equity	34,073,043	38,559,758	5,431,029

Total liabilities and shareholders’ equity	65,475,510	72,322,594	10,186,426

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(All amounts in thousands, except for share and per share data)

	Year E nded December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2( z )
Net revenues:
Product revenues	111,256,902	97,250,078	105,613,485	14,875,348
Other revenues	5,802,776	5,902,411	7,242,535	1,020,090

Total net revenues	117,059,678	103,152,489	112,856,020	15,895,438

Cost of revenues (Including changes of inventory write-down of RMB35,346, RMB130,660 and RMB(681,173) for the years ended December 31, 2021, 2022 and 2023, respectively)	(93,953,121)	(81,536,409)	(87,135,128)	(12,272,726)

Gross profit	23,106,557	21,616,080	25,720,892	3,622,712

Operating expenses:
Fulfillment expenses (Including shipping and handling expenses of RMB5,239,085, RMB5,062,808 and RMB5,837,096 for the years ended December 31, 2021, 2022 and 2023, respectively)	(7,652,504)	(7,247,210)	(8,262,004)	(1,163,679)
Marketing expenses	(5,089,213)	(2,831,316)	(3,242,215)	(456,656)
Technology and content expenses	(1,517,307)	(1,605,422)	(1,767,530)	(248,951)
General and administrative expenses	(4,189,690)	(4,459,518)	(4,146,568)	(584,032)

Total operating expenses	(18,448,714)	(16,143,466)	(17,418,317)	(2,453,318)

Other operating income	924,579	724,832	801,560	112,897

Income from operations	5,582,422	6,197,446	9,104,135	1,282,291
Impairment loss of investments	(414,780)	(93,904)	(19,105)	(2,691)
Interest expenses	(14,461)	(24,258)	(22,932)	(3,230)
Interest income	671,461	764,018	780,292	109,902
Exchange (loss)/gain	(37,052)	687,871	162,666	22,911
Investment gain /(loss) and revaluation of investments	85,685	546,031	(18,054)	(2,543)

Income before income taxes and share of income (loss) of equity method investees	5,873,275	8,077,204	9,987,002	1,406,640
Income tax expense	(1,222,704)	(1,758,810)	(1,866,004)	(262,821)
Share of income(loss) of equity method investees, net of tax of nil	42,303	(6,559)	80,301	11,310

Net income	4,692,874	6,311,835	8,201,299	1,155,129
Net income attributable to non-controlling interests	(11,801)	(13,019)	(84,675)	(11,926)

Net income attributable to Vipshop Holdings Limited’s shareholders	4,681,073	6,298,816	8,116,624	1,143,203

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Continued)
(All amounts in thousands, except for share and per share data)

	Year E nded December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2( z )
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares for computing earnings per Class A and Class B ordinary share:
—Basic	136,175,112	127,235,048	110,695,778	110,695,778
—Diluted	138,745,022	128,157,304	112,552,398	112,552,398
Net earnings per Class A and Class B ordinary share
—Basic	34.38	49.51	73.32	10.33
—Diluted	33.74	49.15	72.11	10.16
Net income	4,692,874	6,311,835	8,201,299	1,155,129
Other comprehensive (loss)income:
Changes in fair value of debt securities derived from the share of (loss)income of an equity method investee	—	(8,733)	23,124	3,257
Foreign currency translation, net of tax of nil	(29,645)	(610,296)	(11,085)	(1,561)

Comprehensive income	4,663,229	5,692,806	8,213,338	1,156,825

Less: Comprehensive income attributable to non-controlling interests	11,801	13,019	84,675	11,926

Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	4,651,428	5,679,787	8,128,663	1,144,899

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid in	Retained	Accumulated other comprehensive	Total Vipshop Holdings Limited Shareholders’	Non-controlling	Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	earnings	loss	Equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	119,223,484	77	16,510,358	11	—	—	10,816,185	17,740,415	(58,954)	28,497,734	888,055	29,385,789
Net income	—	—	—	—	—	—	—	4,681,073	—	4,681,073	11,801	4,692,874
Conversion of ordinary shares (Note 1 7 )	950,000	—	(950,000)	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares (Note 1 7 )	(2,742,990)	—	—	—	2,742,990	(1,927,719)	—	—	—	(1,927,719)	—	(1,927,719)
Issuance of ordinary shares upon exercises of share options	1,646,137	2	—	—	—	—	419,812	—	—	419,814	—	419,814
Issuance of ordinary shares upon vesting of shares awards	1,156,264	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	859,220	—	—	859,220	—	859,220
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	150,471	—	—	150,471	310,677	461,148
Acquisition of additional equity interest in subsidiaries	—	—	—	—	—	—	(18,050)	—	—	(18,050)	2,968	(15,082)
Dividend distribution to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	(18,083)	(18,083)
Foreign currency translation	—	—	—	—	—	—	—	—	(29,645)	(29,645)	—	(29,645)

Balance as of December 31, 2021	120,232,895	80	15,560,358	11	2,742,990	(1,927,719)	12,227,637	22,421,488	(88,599)	32,632,898	1,195,418	33,828,316

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Continued)
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid in	Retained	Accumulated other comprehensive	Total Vipshop Holdings Limited Shareholders’	Non-controlling	Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	earnings	loss	Equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	120,232,895	80	15,560,358	11	2,742,990	(1,927,719)	12,227,637	22,421,488	(88,599)	32,632,898	1,195,418	33,828,316
Net income	—	—	—	—	—	—	—	6,298,816	—	6,298,816	13,019	6,311,835
Repurchase of ordinary shares (Note 1 7 )	(19,695,770)	—	—	—	19,695,770	(6,424,792)	—	—	—	(6,424,792)	—	(6,424,792)
Issuance of ordinary shares upon vesting of shares awards	1,084,205	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	854,930	—	—	854,930	—	854,930
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	6,761	—	—	6,761	184,434	191,195
Acquisition of additional equity interest in subsidiaries	—	—	—	—	—	—	2,453	—	—	2,453	(29,558)	(27,105)
Dividend distribution to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	(42,307)	(42,307)
Changes of fair value of debt securities derived from the share of loss of an equity method investee	—	—	—	—	—	—	—	—	(8,733)	(8,733)	—	(8,733)
Foreign currency translation	—	—	—	—	—	—	—	—	(610,296)	(610,296)	—	(610,296)

Balance as of December 31, 2022	101,621,330	80	15,560,358	11	22,438,760	(8,352,511)	13,091,781	28,720,304	(707,628)	32,752,037	1,321,006	34,073,043

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Continued)
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid in	Retained	Accumulated other comprehensive	Total Vipshop Holdings Limited Shareholders’	Non-controlling	Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	earnings	( l oss ) income	Equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	101,621,330	80	15,560,358	11	22,438,760	(8,352,511)	13,091,781	28,720,304	(707,628)	32,752,037	1,321,006	34,073,043
Net income	—	—	—	—	—	—	—	8,116,624	—	8,116,624	84,675	8,201,299
Repurchase of ordinary shares (Note 1 7 )	(9,755,695)	—	—	—	9,755,695	(4,968,545)	—	—	—	(4,968,545)	—	(4,968,545)
Cancellation of treasury shares (Note 1 7 )	—	(19)	—	—	(26,216,773)	9,696,293	(9,696,274)	—	—	—	—	—
Issuance of ordinary shares upon vesting of shares awards	1,034,612	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	1,068,611	—	—	1,068,611	—	1,068,611
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	(10,630)	—	—	(10,630)	296,080	285,450
Deregistration of a subsidiary	—	—	—	—	—	—	—	—	—	—	(32)	(32)
Acquisition of additional equity interest in subsidiaries	—	—	—	—	—	—	(8,732)	—	—	(8,732)	(64,268)	(73,000)
Dividend distribution to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	(39,107)	(39,107)
Changes of fair value of debt securities derived from the share of income of an equity method investee	—	—	—	—	—	—	—	—	23,124	23,124	—	23,124
Foreign currency translation	—	—	—	—	—	—	—	—	(11,085)	(11,085)	—	(11,085)

Balance as of December 31, 2023	92,900,247	62	15,560,358	11	5,977,682	(3,624,763)	4,444,755	36,836,928	(695,589)	36,961,404	1,598,354	38,559,758

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year E nded December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2( z )
Cash flows from operating activities:
Net income	4,692,874	6,311,835	8,201,299	1,155,129
Adjustments to reconcile net income to net cash by operating activities:
(Reversal of) provision for allowance for doubtful accounts	(17,118)	70,427	28,114	3,960
Change s of inventory write-down	35,346	130,660	(681,173)	(95,941)
Depreciation of property and equipment	1,096,971	1,231,305	1,299,384	183,014
Amortization of deferred income	(39,192)	(41,408)	(49,301)	(6,944)
Impairment of long-lived assets	61,922	239,302	156,241	22,006
Amortization of intangible assets	12,078	3,256	3,778	532
Amortization of land use rights	150,481	178,840	217,323	30,609
Deferred tax assets	(131,756)	79,018	(3,247)	(457)
Deferred tax liabilities	(20,260)	(28,743)	118,758	16,727
Loss on disposal of property and equipment and land use rights	5,691	34,785	5,262	741
Share based compensation expenses	1,010,013	1,207,581	1,509,806	212,652
Share of (income) loss of equity method investees	(42,303)	6,559	(80,301)	(11,310)
Impairment loss of other investments	378,989	93,904	19,105	2,691
Impairment loss of equity method investees	35,791	—	—	—
Investment loss(gain) and revaluation of investments	64,577	(236,374)	(10,217)	(1,439)
Gain on disposal of subsidiaries	(189,142)	—	—	—
Gain on disposal of equity method investees	—	(304,570)	—	—
Loss (gain) on disposal of other investments	355	(91)	—	—
Noncash lease expense	326,532	293,235	130,447	18,373
Changes in operating assets and liabilities:
Accounts receivable	(88,049)	(99,333)	(199,852)	(28,149)
Amounts due from related parties	5,188	(32,650)	(25,220)	(3,552)
Other receivables and prepayments	172,448	(263,404)	12,613	1,777
Other long-term assets	(24,584)	8,870	—	—
Interest receivables on short-term investments	(42,618)	(12,294)	(6,201)	(873)
Inventories	917,384	1,455,103	601,440	84,711
Dividends received from equity method investees	54,235	149,426	102,545	14,443
Accounts payable	(1,941,657)	982,951	2,565,874	361,396
Advances from customers	269,890	(94,711)	(47,543)	(6,696)
Accrued expenses and other current liabilities	263,960	(248,491)	666,260	93,840
Amounts due to related parties	(25,200)	(210,952)	(40,063)	(5,643)
Deferred income	67,939	(66,034)	46,882	6,603
Operating lease liabilities	(316,141)	(318,310)	(127,500)	(17,958)

Net cash provided by operating activities	6,744,644	10,519,692	14,414,513	2,030,242

Cash flows from investing activities:
Purchases of property and equipment and other long-term assets	(2,732,399)	(2,430,773)	(2,167,178)	(305,241)
Purchases of land use rights	(846,246)	(671,816)	(3,063,559)	(431,493)
Government subsidies received for land use rights	96,365	489,894	347,070	48,884
Proceed from disposal of property and equipment and land use rights	395,077	42,819	199,013	28,031
Purchases of short-term investments	(8,549,180)	(11,195,077)	(3,959,000)	(557,613)
Redemption of short-term investments upon maturities	10,450,180	14,950,467	3,565,610	502,206

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)
(All amounts in thousands)

	Year E nded December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2( z )
Investments in equity method investees and other investments	(760,154)	(283,700)	(282,542)	(39,793)
Proceed from disposal of investments	63,826	180,530	—	—
Payment for acquisition, net of cash acquired of RMB401, RMB166,193 and RMB nil in 2021, 2022 and 2023, respectively	(148,809)	(387,507)	—	—
Deposit paid for other investments	(228,571)	—	—	—
Cash paid for loan originations	(262,275)	(269,335)	(19,785)	(2,787)
Cash received for disposal of subsidiaries	600,458	2,394	1,416	199
Cash received from loan repayments	135,662	621,257	62,193	8,759
Other investing activities	(540,423)	—	156,425	22,030

Net cash (used in) provided by investing activities	(2,326,489)	1,049,153	(5,160,337)	(726,818)

Cash flows from financing activities:
Proceeds from bank and other borrowings	4,068,888	4,592,327	2,093,483	294,861
Repayment to bank and other borrowings	(3,124,583)	(4,047,898)	(3,355,887)	(472,667)
Borrowing from equity method investees	40,800	5,000	53,500	7,535
Repayment of loans from equity method investees	(30,600)	(71,400)	(14,800)	(2,085)
Repayment of loans from non-controlling interests	—	(24,000)	(47,250)	(6,655)
Borrowing from non-controlling interests shareholders	70,000	87,000	58,550	8,247
Capital contributions from non-controlling interests shareholders	461,148	185,195	285,450	40,205
Repurchase of ordinary shares	(1,938,798)	(6,257,703)	(5,106,944)	(719,298)
Acquisition of non-controlling interests	(7,374)	(7,105)	(73,000)	(10,282)
Dividend distribution to non-controlling interest shareholders	(18,083)	(34,807)	(39,107)	(5,508)
Proceeds from issuance of ordinary shares upon exercise of share options	419,814	—	—	—

Net cash used in financing activities	(58,788)	(5,573,391)	(6,146,005)	(865,647)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	581	(63,322)	85,794	12,084

Net increase in cash, cash equivalents and restricted cash	4,359,948	5,932,132	3,193,965	449,861

Cash, cash equivalents and restricted cash at beginning of the year	12,811,321	17,171,269	23,103,401	3,254,046

Cash, cash equivalents and restricted cash at end of the year	17,171,269	23,103,401	26,297,366	3,703,907

Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents	16,297,410	21,938,653	25,414,729	3,579,590
Restricted cash	873,859	1,164,748	882,637	124,317

Total cash, cash equivalents and restricted cash at end of the year	17,171,269	23,103,401	26,297,366	3,703,907

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)
(All amounts in thousands)

	Year E nded December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2( z )
Supplemental disclosures of cash flow information:
Interest paid	13,766	21,822	26,480	3,730
Income tax paid	1,360,721	1,640,885	1,778,785	250,537
Supplemental disclosure of non-cash activities:
Settlement for a loan due from an equity method investee at inventories received	216,000	—	—	—
Disposal of an equity method investment at inventories received.	—	177,543	—	—
Settlement of loan received through acquisition of non-controlling interests	—	20,000	—	—
Capital contribution from non-controlling interest settled by dividend payable, net of tax of RMB1,500	—	6,000	—	—
Right-of-use assets obtained under operating lease	163,620	301,796	32,594	4,591

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMI
TED
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
The Group also operates retail stores in China to supplement its online growth strategy. The Group acquired Shan Shan Outlets in July 2019, a leading player in the outlets industry in China, to establish presence in the offline outlet business in China.

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
Vipshop
E-Commerce
was established by Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong on June 22, 2017. As of December 31, 2023, shareholders of Vipshop
E-Commerce
include Eric Ya Shen, chairman of the board of directors and chief executive officer, as well as
Chan Huang, employee
 of the Group
, holding 66.7% and 33.3% of the total equity interests in Vipshop
E-Commerce,
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

•	The shareholders of the significant consolidated variable interest entities have potential conflict of interest with the Group, which may adversely affect their business;

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
The financial information of the Group’s VIEs and VIEs’ subsidiaries, including total assets, total current liabilities, total liabilities, net revenues, total operating expenses, net income and cash flows after intercompany eliminations are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Total assets	5,780,797	7,442,585

Total current liabilities	(1,596,162)	(1,027,549)

Total liabilities	(1,626,030)	(1,062,156)

	Year E nded December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	3,001,552	1,101,098	372,530
Total operating expenses	(1,369,792)	(86,115)	(62,931)
Net income	1,145,331	541,290	235,406

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per
share data,
unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Principles of consolidation (Continued)

	Year E nded December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	1,110,253	(1,892,620)	(721,336)
Net cash (used in) provided by investing activities	(329,498)	569,610	(123,591)
Net cash used in financing activities	(7,374)	—	—

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
that are not restricted as to withdrawal or use
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
Accounts receivables are mainly receivables from logistics and warehousing services rendered to the Group’s vendors, receivables from consumer financing business and related service fees, receivables from provision of rental, online promotion and advertising services and receivables from payment platform, which are stated at the historical carrying amount net of allowance for uncollectible accounts. The Group makes estimates of expected credit losses for the allowance for credit losses based on assessment of various factors, including historical experience, the age of the accounts receivable balances, probabilities of default and loss given default rates of different types of accounts receivables in each business, credit quality of certain accounts receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that is not probable for the balance to be collected.
Accounts receivables expected to be settled in more than one year as of the balance sheet date are classified into other long-term assets on the consolidated balance sheets.

(i)	Other receivables and prepayments , net
Other receivables and prepayments mainly consisted of interest receivable, prepayment to suppliers related to procurement activities for goods and services, loans to third parties, VAT and EIT recoverable, advances to supplier related to financing activities and others. The Group makes estimates of expected credit loss for the allowance of other receivables based on assessment of various factors, including probability of default and loss given default rate of different types of other receivables in each business, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible other receivables are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined that it is probable the balance will not be collected.

( j )	Property and equipment, net
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
Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Estimated useful life
Buildings	20 to 30 years
Furniture, fixtures and equipment	2 to 10 years
Leasehold improvements	Shorter of lease term or the estimated useful life of lease improvements
Motor vehicles	4 to 5 years
Software	1 to 10 years
Direct and incremental costs related to the construction of assets, including costs under the construction contracts, duties and tariffs, equipment installation and shipping costs, are capitalized. Management estimates the residual value of its furniture, fixtures and equipment and motor vehicles
 ranging from 0% to
5%.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

( k )	Land use rights, net
Land use rights represent the amounts paid and relevant costs incurred for the Group’s leases for the right of use for lands located in PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use right agreements.

( l )	Intangible assets, net
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
Estimated economic lives of the intangible assets are as follows:

Estimated economic life
Trademarks	2-5 years
Payment license	Indefinite life

( m )	Investments in equity method investee and other investments
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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(m)	Investments in equity method investee and other investments (Continued)
Investments accounted under the equity method
(Continued)

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

( n )	Impairment of long-lived assets
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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

( n )	Impairment of long-lived assets (Continued)

The Group recorded long-lived assets impairment of RMB61,922, RMB239,302 and RMB156,241 during the years ended December 31, 2021, 2022 and 2023, respectively, in general and administrative expenses on the consolidated statements of income and comprehensive income.

( o )	Goodwill
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
M
anagement compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit exceeded its carrying amount and, therefore, the management concluded that goodwill was not impaired as of December 31, 2021, 2022, and 2023, respectively.

( p )	Business combinations and non-controlling interests
In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group applies a ‘screen test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
Transactions in which the acquired is considered a business are accounted for as a business combination as described below. Conversely, transactions not considered as business acquisition are accounted for as acquisition of assets and liabilities. In such transactions, the cost of acquisition is allocated proportionately to the acquired identifiable assets and liabilities, based on their proportionate fair value on the acquisition date. In an assets acquisition, no goodwill is recognized on the acquisition date.
The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred, liabilities incurred and equity instruments issued
by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

( p )	Business combinations and non-controlling interests (Continued)

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
non-controlling
interests, are recorded as
non-controlling
interests on the Group’s consolidated balance sheets.

( q )	Leases
From the Perspective of Lessee
The Group leases office space, offline stores, apartments and certain equipment under operating leases for terms ranging from short term (under 12 months) to 16 years.
The scope of ASC 842 also includes land use rights and the accounting policy is included in Note 2
(k)
.
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
The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Group’s overall lease portfolio. Payments related to those leases are
recognized in the consolidated statements of income and comprehensive income on a straight-line basis over the lease term.
From the Perspective of Lessor
The Group leases shop spaces in outlet malls to brand shops and warehouse to suppliers under operating leases ranging from short term (under 12 months) to 25 years.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

( q )	Leases (Continued)

From the Perspective of Lessor
(Continued)

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

( r )	Revenue recognition
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
Revenue was recorded net of surcharges, value added tax (“VAT”) and sales tax on cross border revenue of gross sales. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. Revenues also include fees charged to customers for shipping and handling expenses for online product revenue.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

( r )	Revenue recognition (Continued)

Product revenue recognition
(Continued)

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
Return rights
The Group offers online sales customers with an unconditional right of return for a period of 7 days upon receipt of the products. Accordingly, the Group estimates the expected customer merchandize returns, based on historical return patterns, to record the revenue reversal and a corresponding refund liability which is included in accrued expenses and other current liabilities (Note 1
2
).
Other revenues
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
of impressions.
Shan Shan Outlets leases shop space to various brand shops and the Group leases

the warehouses to the suppliers, the related revenue is accounted under ASC Topic 842—Leases, please refer to detail information in Note 2(
q
).
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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

( r )	Revenue recognition (Continued)

Other revenues
(Continued)

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
Shan Shan
Outlets
considers reward points derived from its own shops in the outlets as a separate performance obligation and allocates the transaction price proportionally between the product sold and reward points granted on a relative standalone selling price basis taking into consideration of the likelihood of future redemption based on historical experience and the equivalent value per reward points when redeemed. The related to reward points from its own shops is considered as a contract liability which is not material to the Group’s consolidated financial statements as a whole.
Remaining performance obligations
Remaining performance obligation represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. For the years ended December 31, 2022 and 2023, the Group had unfulfilled performance obligations for products to be transferred to customers of RMB1,538.0 million and RMB1,495.2 million, and performance obligations mainly related to Super VIP membership fee and reward points of RMB357.8 million and RMB388.8 million, respectively. The Group expects revenue to be recognized for the remaining performance obligations within the next year. The remaining performance obligations are accounted under advance from customers and deferred income.
Disaggregation of revenue
The Group disaggregates its product revenue from different types of contracts with customers by nature, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 2
5
 for information. The Group disaggregates its other revenue from different types of contracts with customers by service income and lease income, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. The amounts of service income and lease income were RMB4.71 billion and RMB1.09 billion, RMB4.43 billion and RMB1.47 billion, RMB4.94 billion and RMB2.30 billion for the years ended December 31, 2021, 2022 and 2023, respectively.
Contract balances
The estimated returns of inventory remained
in-transit
were recorded as contract assets included in inventory. The balance of contract assets is RMB238,230 and RMB343,980 as of December 31, 2022 and 2023, respectively.
The Group’s contract liabilities mainly consist of prepayments from customers, Super VIP membership fee, reward points and refund liability related to estimated return. As of December 31, 2022 and 2023, the balances of the contract liabilities are RMB2,235.6 million and RMB2,378.8 million, included in advances from customers, deferred income and accrued expenses and other current liabilities.
Contract liabilities except for refund liability related to estimated return of RMB 339.8 million
as of
December 31, 2022
were recognized as revenue during the year ended December 31, 2023. Contract liabilities except for refund liability related to estimated return of RMB 494.8
m
illion
as of year ended December 31, 2023 are expected to be realized in the following year.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

( s )	Cost of revenues
Cost of revenues consists primarily of cost of merchandizes sold, inventory write-down, cost related to logistics service rendered to customers, cost related to generating promotion and advertising revenue, occupancy cost for retail shops including rental cost, maintenance costs, depreciation expenses and utility cost of the outlets. The amounts of changes of inventory write-down were RMB35,346, RMB130,660 and RMB(681,173) for the years ended December 31, 2021, 2022 and 2023, respectively. Cost of revenues does not include fulfillment expenses and on-line
payment processing fee, therefore the Group’s cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

( t )	Fulfilment expenses
Fulfillment expenses primarily consist of personnel expenses of logistics staff, logistics centers rental expenses, shipping and handling expenses and packaging expenses.

( u )	Marketing expenses
Marketing expenses primarily consist of personnel expenses of marketing staff, advertising costs, agency fees and costs for promotional materials.
Advertising expenses are charged to the consolidated statements of income and comprehensive income in the period incurred. The amounts of advertising expenses incurred were RMB3.28 billion, RMB 1.75 billion and RMB 1.82 billion for the years ended December 31, 2021, 2022 and 2023, respectively.

( v )	Technology and content expenses
Technology and content expenses primarily consist of personnel expenses of the staff in the technology and system department, telecommunications expenses, catalog publishing expenses.

( w )	General and administrative expenses
General and administrative expenses primarily consist of personnel expenses for retail and corporate employees, legal, finance, information systems, rental expenses, payment processing fees and other corporate overhead costs.

( x )	Government Grants
Government grants consist of grants related to depreciable assets and other cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Government grants related to depreciable assets are recognized in statement of income over the periods in which depreciation expense on those assets is recognized, corresponding to the useful lives of the assets. Other subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use and tax rebates are recognized when cash is received. RMB503,685, RMB 451,664 and RMB 495,078 of government grants recognized were included in other operating income for the years ended December 31, 2021, 2022 and 2023, respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

( y )	Foreign currency transactions and translations
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
The value of RMB is subject to changes by central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB18.11 billion and RMB23.77 billion as at December 31, 2022 and 2023, respectively.

( z )	Convenience translation
Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of 7.0999 to US$1.00, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2023.

(a a )	Taxation
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

(a b )	Value added tax (“VAT”)
The Group’s PRC entities are subject to VAT at rates ranged from 0% to 13%, on proceeds received from customers, and are entitled to a deduction for VAT already paid or borne on the goods purchased and utilized in the production of goods that have generated the gross sales proceeds and service delivered. The VAT balance is recorded either in other current liabilities or other current receivables on the consolidated balance sheets.

(a c )	Comprehensive income (loss)
Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, comprehensive income (loss) is reported in the consolidated statements of income and comprehensive income, and other comprehensive income (loss) includes foreign currency translation adjustments and changes in fair value of debt securities derived from the share of
(
loss
)income
of an equity method investee.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a d )	Concentration and risks
Concentration of customers and suppliers
There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2021, 2022 and 2023.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, net, short-term investments, amounts due from related parties, net and other receivables, net.
The Group places its cash and cash equivalents, restricted cash and short-term investments with financial institutions with high-credit ratings and quality. Accounts receivable primarily consist of receivables from logistics and warehousing services rendered to the Group’s vendors, receivables from consumer financing business and receivables from payment platform. Other receivables mainly consisted of interest receivable, loans to third parties and advances to suppliers related to financing activities. Amounts due from related parties are loans, deposits and prepayments related to purchases of goods and services from the entities controlled by shareholders of the Group. There are no significant credit risk concentrated with any specific end customers under consumer financing, microcredit loans or suppliers under financing service arrangements. The risk with respect to other items under account and other receivables and amount due from related parties is mitigated by credit evaluations the Group performs on its customers or suppliers and its ongoing monitoring processes of outstanding balances.

(a e )	Fair value of financial instruments
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

Level 3	Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a e )	Fair value of financial instruments (Continued)

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
As a practical expedient, the Group uses NAV or its equivalent to measure the fair value of its certain fund investment which the Group does not have the ability to exercise significant influence. NAV is primarily determined based on information provided by external fund administrators. The Company’s investments valued at NAV as a practical expedient are private equity funds, which represent the investment in other investments on the balance sheet.
Certain cash-settled share-based compensation arrangements granted by Shan Shan Outlets are recorded as Level 3 financial instruments which are revalued at each reporting period end. The fair value of the liability relating to the cash-settled share-based compensation arrangements was determined using the Monte Carlo Simulation through simulation of the future net profits of the Shan Shan Outlets as disclosed in Note 2
4
(c).

(a f )	Share-based compensation
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

(a h )	Treasury shares
Treasury shares represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired share is recorded as treasury shares. The cost of treasury shares is reclassified to “additional paid-in
capital” when it is
re-issued
for the purpose of share options exercised and share awards. When the treasury stock is retired, an excess of repurchase price over par is allocated into additional paid-in
capital.

(a i )	Segment reporting
Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.
For the years ended December 31,2021,2022 and 2023, the Group has determined it has five operating segments, Vip.com, internet finance, Shan Shan Outlets, offline shops and City Outlets, in which the CODM reviews its financial result on a regular basis.Vip.com and Shan Shan Outlets have been identified as reportable segments. Internet finance, offline shops and City Outlets operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold. The financial information of the respective segments are disclosed in Note 2
5
.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(a j )	Recent accounting pronouncements

Recently adopted accounting pronouncements
In June 2022, the
Financial Accounting Standards Board (“FASB”)
issued ASU
2022-03,
“Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. “The ASU improves financial reporting for investors and other financial statement users by increasing comparability of financial information across reporting entities that have investments in equity securities measured at fair value that are subject to contractual restrictions preventing the sale of those securities. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. For all entities except investment companies as defined under Topic 946, Financial Services—Investment Companies, the amendments in this ASU should be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. An entity that qualifies as an investment company under Topic 946 should apply the amendments to an investment in an equity security subject to a contractual sale restriction that is executed or modified on or after the date of adoption. An investment company with an equity security subject to a contractual sale restriction that was executed before the date of adoption should continue to account for the equity security until the contractual restrictions expire or are modified using the accounting policy applied before the adoption of the amendments (that is, if an investment company was incorporating the effects of the restriction in the measurement of fair value, it would continue to do so). The Group adopted the new standard beginning January 1, 2023 with no material impact on the consolidated financial statements.
Recent accounting pronouncements issued not yet adopted
In October 2023, the FASB issued ASU
2023-06,
“Codification Amendments in Response to the
United States Securities and Exchange Commission (“SEC)’s
Disclosure Update and Simplification Initiative”. The amendments in this
u
pdate modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation
S-X
or Regulation
S-K
becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in this ASU should be applied prospectively. The Group is currently assessing the impact that ASU
2023-06
will have on its future consolidated financial statements.
In November 2023, the FASB issued ASU
2023-07,
“Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures”. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently assessing the impact that ASU
2023-07
will have on its future consolidated financial statements.
In December 2023,The FASB has issued Accounting Standards Update (ASU) No.
2023-09, Improvements
to Income Tax Disclosures. Under the ASU,
public business entities
must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income
(
or loss
)
by the applicable statutory income tax rate). “ For public business entities, the standard is effective for annual periods beginning after December 15, 2024. For other entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Group is currently assessing the impact that ASU
2023-0
9
will have on its future consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3.	Acquisition

(a)	Acquisition of Xuzhou Shan Shan Outlets Business Management Co., Ltd (“Xuzhou Shan Shan”) in 2021
In June 2021, the Group acquired 100% of equity interest in Xuzhou Shan Shan for a total cash consideration of RMB149,210. The Group has determined that substantially all of the fair value of the assets group acquired is concentrated in land use rights held by Xuzhou Shan Shan and concluded that the acquired set of activities and assets is not a business. As such, the Group accounted for this transaction as asset acquisition and the acquired asset group were consolidated into a wholly-owned subsidiary of the Group. Subsequently, a third-party investor has agreed to contribute RMB60,000 into Xuzhou Shan Shan Outlets Business Management Co., Ltd. for 20% equity interest. As of December 31, 2021,2022 and 2023, the Group has collected RMB16,000, RMB38,500 and RMB53,000 from the third-party investor, respectively.
As a result of the acquisition, the Group recognized current assets of RMB401, land use rights of RMB170,983, construction in progress of RMB2,293 and deferred tax liabilities of RMB24,467.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3.	Acquisition (Continued)

(b)	Acquisition of Zhengzhou Shan Shan Outlets Plaza Co., Ltd. (“Zhengzhou Shan Shan”) in 2022
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
Pro forma financial information for the business acquisition of Zhengzhou Shan Shan in the fiscal year 2022 is not presented as they are not material to the reported results.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

4.	Accounts receivables, net
Components of accounts receivables are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Receivables for logistics and warehousing services rendered	239,633	291,600
Trade receivables (Note a)	190,694	235,489
Others (Note b)	192,025	312,343

Subtotal	622,352	839,432
Allowance for doubtful accounts:
Balance at beginning of the year	(34,965)	(54,622)
Write-offs	1,506	2,517
Provision	(21,163)	(8,560)

Allowance as of the end of the year	(54,622)	(60,665)

Accounts receivables, net	567,730	778,767

Notes:

(a)	Trade receivables represent financing extended to certain customers when they select to pay for the online product purchases through installments.

(b)	Others mainly represent receivables from provision of rental, online promotion and advertising services, receivables from financing service fees and receivables from payment platform.

F-3
6

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

5.	Other receivables and prepayments, net
Components of other receivables and prepayments are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
VAT recoverable	668,233	409,455
Deposits	114,269	92,008
Interest receivable	409,985	747,028
Prepayment to suppliers related to procurement activities of goods and services	450,158	404,274
Prepaid expense	59,496	76,311
Loans to third parties	157,450	137,400
Others	249,199	232,620
Advances to suppliers related to financing activities	221,697	266,895

Subtotal	2,330,487	2,365,991
Allowance for doubtful accounts:
Balance at beginning of the year	(32,289)	(50,038)
Write-offs	44,776	2,906
Provision	(62,525)	(20,247)

Allowance as of the end of the year	(50,038)	(67,379)

Total	2,280,449	2,298,612

6.	Inventories, net
Inventories, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Products	7,096,118	6,553,372
Others	33,141	26,815

Inventories	7,129,259	6,580,187
Inventory write-down	(1,613,379)	(935,474)

Total	5,515,880	5,644,713

The movement of inventory write-down during the years are as follow:

	Year Ended December 31,
	2022	2023
	RMB	RMB
Balance at beginning of the year	(1,465,178)	(1,613,379)
Charged to cost of sales during the year	(130,660)	681,173
Exchange realignment	(17,541)	(3,268)

Balance at end of the year	(1,613,379)	(935,474)

F-3
7

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

7.	Property and equipment, net

	As of December 31,
	2022	2023
	RMB	RMB
Cost:
Buildings	15,876,665	17,786,267
Furniture, fixtures and equipment	3,377,876	3,425,655
Leasehold improvements	1,279,585	1,436,468
Motor vehicles	29,593	31,830
Software	141,602	118,942
Construction in progress	1,484,264	1,103,901

Sub-total	22,189,585	23,903,063
Less: Accumulated depreciation	(5,358,117)	(6,399,161)
Less: Accumulated impairment	(605,879)	(621,802)

Property and equipment, net	16,225,589	16,882,100

Depreciation expenses charged were RMB1,097.0 million, RMB1,231.3 million and RMB1,299.4 million for the years ended December 31, 2021, 2022 and 2023, respectively.
During the year ended December 31, 2022, the Group identified impairment indicator for its leasehold improvements and furniture related to offline shops due to their declining performance and recognized an impairment loss of RMB111,726, and impairment indicator for its transit warehouses due to their declining utilization rate and recognized an impairment loss of RMB127,576.
During the year ended December 31, 2023, the Group identified impairment indicator for its leasehold improvements and furniture related to offline shops and city outlets due to their declining performance and recognized an impairment loss of RMB20,584 related to leasehold improvement and RMB 135,657 related to ROU assets as disclosed in Note 1
5
.

8.	Land use rights, net

	As of December 31,
	2022	2023
	RMB	RMB
Land use rights	8,391,748	11,083,695
Less: accumulated amortization	(698,234)	(896,061)
Less: accumulated impairment	(55,008)	(55,008)

Land use rights, net	7,638,506	10,132,626

The expiry dates of the land use rights range from the years 2049 to 2073.
Amortization expenses charged were RMB150.5 million, RMB178.8 million and RMB217.3 million for the years ended December 31, 2021, 2022 and 2023, respectively. Amortization expenses are expected to be at RMB258.1 million for each of the year ending December 31, 2024, 2025, 2026, 2027 and 2028.
There is no impairment on land use rights recognized for the year ended December 31, 2021,2022 and 2023.

F-3
8

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

9.	Intangible assets, net

	As of December 31, 2022				As of December 31, 2023
	Cost	Accumulated amortization (Note a)	Accumulated Impairment	Net amount	Cost	Accumulated amortization (Note a)	Accumulated Impairment	Net amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domain names	14,279	(14,279)	—	—	14,644	(14,644)	—	—
Trademarks	24,992	(9,269)	—	15,723	24,987	(13,037)	—	11,950
Payment license (Note b)	319,660	—	—	319,660	319,660	—	—	319,660
Others	73,773	(55,650)	(16,907)	1,216	73,773	(55,655)	(16,907)	1,211

Total	432,704	(79,198)	(16,907)	336,599	433,064	(83,336)	(16,907)	332,821

Notes:

(a)
Amortization expenses for intangible assets were RMB12,078, RMB3,256 and RMB3,778 for the years ended December 31, 2021, 2022 and 2023, respectively. Amortization expenses are expected to be at RMB3,778, RMB3,778, RMB3,778, RMB629 and nil for the years ending December 31, 2024, 2025, 2026, 2027 and 2028, respectively.

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

10.	Investments in equity method investees
Investments in equity method investees as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Sichuan VipFubon Consumer Finance Co., Ltd (“VipFubon”)	205,515	236,319
HongShan Fashion and Technology Industry Fund Investment Limited Partnership (“ HongShan Fashion and Technology”)	543,949	500,993
Shanxi Tianmei Shan Shan Outlets Shopping Mall Co., Ltd (“Shanxi Shan Shan”)	570,396	599,884
Guofu Life Insurance Co., Ltd (“Guofu”)	300,946	239,291
Gansu Shan Shan Outlets Shopping Mall Co., Ltd (“Gansu Shan Shan”)	157,761	163,141
Others	516,720	522,907
Less:
Impairment	(132,415)	(106,974)

Total	2,162,872	2,155,561

During the year ended December 31, 2021, 2022 and 2023, the Group recognized gain (loss) on disposal of an equity method investee at the amount of nil, RMB(2,615) and nil and gain on deemed disposal of equity method investment arising from step acquisition in the amount of nil, RMB307,185 and nil, respectively. During the years ended December 31, 2021, 2022 and 2023, the Group recognized its share of income (loss) of equity method investees at the amount of RMB42,303, RMB(6,559) and RMB80,301, respectively. RMB35,791, nil and nil impairment have been recorded on these investments accounted for under equity method for the years ended December 31, 2021, 2022 and 2023, respectively.

F-
39

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

11.	Other investments
Other investments consist of equity investments with readily determinable fair value, equity investments without readily determinable fair value and available-for-sale
debt securities. The carrying amounts and fair value of the Group’s other investments as of December 31, 2022 and 2023 are as follows:

	As of December 31, 2022
	Original cost	Unrealized (losses) gains	Accumulated impairment	Translation difference	Balance as of year end
	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	223,852	(145,631)	(48,634)	11,046	40,633
Available-for-sale debt securities (Note b)	40,438	—	(35,073)	135	5,500
Equity investments without readily determinable fair value (Note c)	2,806,218	279,535	(507,099)	35,518	2,614,172

Total	3,070,508	133,904	(590,806)	46,699	2,660,305

	As of December 31, 2023
	Original cost	Unrealized (losses) gains	Accumulated impairment	Translation difference	Balance as of year end
	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	223,852	(168,354)	(48,634)	11,855	18,719
Available-for-sale debt securities (Note b)	94,438	—	(35,073)	135	59,500
Equity investments without readily determinable fair value (Note c)	3,036,434	253,027	(526,204)	74,713	2,837,970

Total	3,354,724	84,673	(609,911)	86,703	2,916,189

Notes:

(a)	Equity investments with readily determinable fair value
During the years ended December 31, 2021, 2022 and 2023, disposal of equity investments with readily determinable fair value generated proceeds of RMB63,826, RMB4,760 and nil
, resulting in realized gain of RMB42,141, RMB2,412 and
nil
, respectively. The Group recorded mark to market adjustments of RMB(116,567), RMB(62,390) and RMB(22,723) in investment loss and revaluation of investments in the consolidated statements of income and comprehensive income during the years ended December 31 , 2021, 2022 and 2023, respectively. Dividend of RMB222, RMB22 and nil
was declared to the Group and recorded in investment gain and revaluation of investments during the years ended December 31, 2021, 2022 and 2023 respectively.
No impairment loss was recorded during the years ended December 31, 2021, 2022 and 2023.

(b)	Available-for-sale debt securities
For
available-for-sale
debt securities, no impairment loss was recorded during the years ended December 31, 2021, 2022 and 2023, respectively.

(c)	Equity investments without readily determinable fair value
The Group recorded impairment loss of RMB378,989, RMB93,904 and RMB19,105 for years ended December 31, 2021, 2022 and 2023, respectively for the equity investments without readily determinable fair value. Dividend of RMB179,270, RMB28,612 and RMB29,790 was declared and recorded in investment gain and revaluation of investments during the years ended December 31, 2021, 2022 and 2023, respectively. During the year ended December 31, 2022 and 2023, dividends of RMB23,638 and RMB28,526 that was declared and reinvested into the equity investments without readily determinable fair value, respectively. During the years ended December 31, 2021, 2022 and 2023, fair value changes recognized for equity investments which were measured using NAV practical expedient were nil
, RMB275,217 and RMB(25,122), respectively.

F-4
0

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1 2 .	Accrued expenses and other current liabilities

	As of December 31,
	2022	2023
	RMB	RMB
Accrued advertising expense	1,087,818	1,191,189
Accrued shipping and handling expenses	1,492,047	1,642,964
Amounts received on behalf of third-party merchants (Note a)	1,272,829	1,968,213
Accrued payroll and social benefits	721,182	790,406
Deposits from vendors	550,587	562,916
Income tax payables	689,275	646,677
Other tax payables (Note b)	484,103	424,699
Accrued rental expenses	86,317	80,338
Accrued administrative expenses	404,303	425,236
Refund liability (Note c)	339,821	494,796
Cash-settled share-based compensation (Note 2 4 (c))	624,689	999,055
Loan from non-controlling interests shareholders (Note d)	133,000	144,300
Payables for repurchasing of ordinary shares	167,089	—
Others	341,682	189,660

Total	8,394,742	9,560,449

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
Full time employees in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions made and accrued for such employee benefits were RMB344,324, RMB370,055 and RMB455,559 for the years ended December 31, 2021, 2022 and 2023, respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

14.	Short-term loans
Components of the outstanding short-term loans are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
RMB denominated (Note s a & b)	2,681,189	1,424,486
USD denominated (Note b)	—	—
EUR denominated (Note c)	6,249	1,090

Total	2,687,438	1,425,576

Notes:

(a)
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

The Group repaid the outstanding balances under the facilities as of December 31, 2022 and the letter of guarantee for procurement amounted RMB816.2 million was expired in 2023.

During the year ended on December 31, 2023, the Group entered into various new RMB denominated revolving credit facilities for a total credit of up to
RMB7,455.0 million
,
 in which RMB424.5 million
was drawn down and outstanding as short-term loans and
RMB1,000.0
million was drawn down and outstanding under factoring arrangement as of December 31, 2023, with fixed interest rate ranging from
1.6% to 2.3% per annum, and RMB600.8 million was utilized for issuing letter of guarantee for procurement.

(b)
During the year end
ed
December 31, 2022, the Group entered into various USD denominated revolving credit facility agreements with multiple banks for a total credit of up to US$
195.0
 million (approximately RMB
1,345.0
million). Under the credit facility agreement, the Group can specify the currencies at the time of drawdown. RMB
358.0
 million (approximately US$
51.9
million) was dr
awn
down and outstanding as short-term loans as of December 31, 2022, with a fixed interest rate 2.55% per annum and 2.75% per annum.

During the year
ended
December 31, 2023, the Group fully repaid the outstanding balance under these facilities as of December 31, 2022 and amended the facility for a total credit of up to US$125.0 million (approximately RMB887.5 million), in which nil was drawn down and outstanding as of December 31, 2023.

During the year
ended
December 31, 2022, the Group entered into a
non-revolving
credit facility agreement for a credit of US$125.0 million (approximately RMB862.2 million). Under the credit facility agreement, the Group can specify the currencies at the time of drawdown. The Group drew down nil as of December 31, 2022.
During the year
ended
December 31, 2023, the Group amended the facility for a total credit to US$100.0 million (approximately RMB710.0 million), in which
HK
$6
million
(approximately RMB5.5

million
and US$
0.8 million) was utilized for issuing letter of guarantee for procurement as of December 31, 2023.

(c)
During the year ended December 31, 2020, the Group entered into a three-year-term facility agreement for a credit of RMB200.0 million. Under the credit facility agreement, the Group can specify the currencies at the time of draw-down. During the year ending 2022, the Group repaid the outstanding balances under this facility as of December 31, 2021 and EUR0.8 million (approximately RMB6.2 million) was drawn down and outstanding as short-term loans as of December 31, 2022, with fixed rate based on the
3-month
Europe Interbank Offered Rate plus 2.2%.

During the year
ended
December 31, 2023, the Group repaid the outstanding balances as of December 31, 2022 and renewed the facility agreement for a credit of RMB200.0 million until 2026, in which EUR0.1 million (approximately RMB1.1 million) was drawn down and outstanding as short-term loans as of December 31, 2023 with fixed rate based on the
3-month
Europe Interbank Offered Rate plus 4.3%, and RMB18.4 million was utilized for issuing letter of letter of guarantee for procurement.
Certain credit facilities, aggregating to RMB3,907.1 million and RMB1,797.5 million as of December 31, 2022 and 2023, are respectively
guaranteed by the Company and security deposits. As of December 31, 2022 and 2023, RMB3,542.9 million and RMB1,772.5 million, respectively, of these credit facilities remained available.

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
Supplemental balance sheet information related to the leases are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
ROU assets	891,744	554,061
Operating lease liabilities—current	136,435	80,868
Operating lease liabilities—non-current	832,928	689,259
Weighted-average remaining lease term	10.28	9.99
Weight-average discount rate	4.89%	4.89%

The components of lease costs of these operating leases for the years ended December 31, 2022 and 2023 are as follow:

	Year Ended December 31,
	2022	2023
	RMB	RMB
Operating lease cost for fixed payments	260,361	147,260
Short-term lease costs	66,929	61,487
Variable lease costs	10,288	52,442
Total Lease costs	337,578	261,189

The following table provides supplemental cash flow information related to leases:

	Year Ended December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	332,135	165,828
The following table provides the maturities of lease liabilities at December 31, 2023:

Maturities of lease liabilities at December 31, 2023	Operating leases
2024	104,076
2025	78,513
2026	63,306
2027	61,543
2028	77,155
2029 and thereafter	543,098

Total future undiscounted lease payments	927,691
Less: imputed interest	157,564

Total present value of lease liabilities	770,127

For the years ended December 31, 2021, 2022 and 2023,
nil
,
nil
and RMB 135,657 impairment loss was recorded in general and administrative expenses related to ROU assets of city outlets.

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

Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s PRC entities transferred RMB87,113, RMB133,629 and RMB150,120 from current year’s net income to the general reserve during the years ended December 31, 2021, 2022 and 2023, respectively.
The balance of restricted net assets was RMB15.31 billion as of December 31, 2023.

F-
44

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1 7 .	Capital structure
Dual-class share structure
On September 15, 2014, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and re-designated
into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. As of December 31, 2022 and 2023, all Class B ordinary shares were held by the Chairman of the Company.
ADS ratio change
Effective November 3, 2014, the Group changed its ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to five ADSs representing one Class A ordinary share.
Exercise of share options
During the years ended December 31, 2021, 2022 and 2023, 1,646,137, nil and nil Class A ordinary shares were issued respectively, as a result of exercise of share options by employees.
Vesting of shares awards
During the years ended December 31, 2021, 2022 and 2023, 1,156,264, 1,084,205 and 1,034,612 Class A ordinary shares were issued respectively as a result of vesting of shares awards granted to employees.
Repurchase of ordinary shares
During the year ended December 31, 2022, the Group repurchased approximately US$952.3 million (RMB6,424.8 million) of ADS representing 19,695,770
C
lass A ordinary shares in accordance with the US$500 million and US$1 billion share repurchase program the Company’s board of directors authorized in March 2021 and March 2022.
During the year ended December 31, 2023, the Group repurchased approximately US$713.3 million (RMB4,968.5 million) of ADS representing 9,755,695 class A ordinary shares in accordance with the US$1 billion, US$500 million and US$500 million share repurchase program the Company’s board of directors authorized in March 2022, March 2023 and May 2023.
Cancellation of ordinary shares
During the year ended December 31, 2023, the Group canceled
26,216,773 class A ordinary shares, out of treasury shares, with carrying value approximately US$1,426.8million (RMB9,696.3 million
).
Conversion of ordinary shares
During the year ended December 31, 2021, 950,000 class B shares were converted into Class A shares.

F-
4
5

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1 8 .	Non-controlling interests

Non-controlling interests
RMB
Balance as of December 31, 2021	1,195,418
Net income attributable to non-controlling interests	13,019
Acquisition of additional equity interests in subsidiaries	(29,558)
Dividend distribution to non-controlling interests holders	(42,307)
Capital contribution from non-controlling interests shareholders (i)	184,434

Balance as of December 31, 2022	1,321,006
Net income attributable to non-controlling interests	84,675
Acquisition of additional equity interests in subsidiaries	(64,268)
Dividend distribution to non-controlling interests holders	(39,107)
Deregistration of a subsidiary	(32)
Capital contribution from non-controlling interests shareholders (i)	296,080

Balance as of December 31, 2023	1,598,354

(i)
During the year ended December 31, 2022, a total capital contribution of RMB191,195 was received from the non-controlling
shareholders of several subsidiaries of Shan Shan Outlets in which RMB184,434 and RMB6,761 was recorded in non-controlling
interests and additional
paid-in
capital, respectively.

During the year ended December 31, 2023, a total capital contribution of RMB285,450 was received from the non-controlling
shareholders of several subsidiaries of Shan Shan Outlets in which RMB296,080 and RMB(10,630) was recorded in non-controlling
interests and additional
paid-in
capital, respectively.

The schedule below discloses the effect of changes in the Company’s ownership interests in subsidiaries on the Company’s equity:

	Year E nded December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net income attributable to Vipshop Holdings Limited’s shareholders	4,681,073	6,298,816	8,116,624
Transfers (to) from the non-controlling interests:
(Decrease)increase in the Company’s additional paid-in capital in relation to the acquisition of additional equity interests in subsidiaries	(18,050)	2,453	(8,732)
Capital contributions from(to) non-controlling interests	150,471	6,761	(10,630)

Net transfers from(to) non-controlling interests	132,421	9,214	(19,362)

Changes to net income attributable to Vipshop Holdings Limited’s shareholders, transfers from(to) non-controlling interests	4,813,494	6,308,030	8,097,262

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
Other operating income is comprised of:

	Year E nded December 31,
	2021	2022	2023
	RMB	RMB	RMB
Government grants	503,685	451,664	495,078
Claims income	175,499	202,649	168,940
Others	245,395	70,519	137,542

Total other operating income	924,579	724,832	801,560

2 0 .	Income taxes
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

F-
47

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 0 .	Income taxes (Continued)

The People’s Republic of China
(Continued)

The Group’s subsidiaries and the variable interest entities in the PRC are all subject to the tax rate at 25% for the periods presented except for some principal subsidiaries that were entitled to the following preferential tax treatment, based on the Group’s assessment and relevant tax regulations:

•
Guangzhou Pinwei Software Co., Ltd. (“Pinwei Software”) was qualified as High and New Technology Enterprises (“HNTE”) and is entitled to a favorable tax rate at 15%. The HNTE qualification was received and approved in December 2020 and need to re-apply
every three years. Pinwei Software is entitled to enjoy the beneficial tax rate at 15% as an HNTE for the years 2021,2022 and 2023.

•
Vipshop (Guangzhou) Software Co., Ltd. (“Guangzhou Software”) was granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2021, and 50% reduction of income tax (i.e. entitled to a favorable tax rate at 12.5%) for the subsequent three consecutive years start ed
from the taxation year of 2023.

•
Vipshop (Jianyang)
E-Commerce
Co., Ltd. (“Vipshop Jianyang”), Chongqing Vipshop
E-Commerce
Co., Ltd. (“Vipshop Chongqing”) have been recognized as “encouraged enterprises in an industry sector encouraged by the PRC government” in the Western Region, and are entitled to a preferential tax rate at 15% for the years ended 2021, 2022 and 2023.

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021, 2022 and 2023, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years
if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years
under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 (US$14.08) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years
. There is no statute of limitations in the case of tax evasion, refusal to pay tax and tax fraud.
Income by tax jurisdictions:

	Year E nded December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income from China operations	5,593,215	7,254,315	9,825,456
Income from non-China operations	280,060	822,889	161,546

Total income before tax and share of income (loss) of equity method investees	5,873,275	8,077,204	9,987,002

	Year E nded December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income tax expenses
Current tax	1,374,720	1,709,300	1,750,493
Deferred tax	(152,016)	49,510	115,511

Total tax expenses	1,222,704	1,758,810	1,866,004

F-
48

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 0 .	Income taxes (Continued)

The People’s Republic of China
(Continued)

All current tax was related to income tax in mainland China.
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
During the year ended December 31, 2022, Vipshop China distributed a portion of the earnings of RMB 14.98 billion to the holding company located outside mainland China in Hong Kong SAR, and has hence accrued a withholding tax of RMB 749.2 million and paid RMB 600.0 million to tax bureau as of December 31, 2022, and the remaining tax payable was subsequently paid in January 2023. During the year ended December 31,2023, the Company accrued RMB 148.8 million withholding tax expenses associated with its earnings expected to be distributed to the holding company located outside mainland China in Hong Kong SAR. The remaining undistributed earnings of the Group’s subsidiaries in the PRC that are available for distribution to the Group of approximately RMB14.35 billion and RMB18.49 billion as of December 31, 2022 and 2023, respectively are considered to be indefinitely reinvested under ASC
740-30,
Accounting for Income Taxes—Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB717.6 million and RMB924.5 million as of December 31, 2022 and 2023 respectively.
A reconciliation of the income tax expense to income before income tax expense and share of income
(loss)
of equity method investees computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of income and comprehensive income is as follows:

	Year E nded December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income before income tax and share of income (loss) of equity method investees	5,873,275	8,077,204	9,987,002
Computed income tax expense at PRC EIT tax rate	1,468,319	2,019,301	2,496,751
Effect of non-deductible expenses, including:
-Share-based compensation expenses	160,204	74,676	153,469
-Other non-deductible expenses	32,390	42,960	14,653
Effect of different tax rates of subsidiaries operating in other jurisdiction	79,923	(236,479)	(53,121)
Effect of tax holidays and preferential tax rates granted to PRC entities	(538,797)	(927,595)	(824,300)
Effect of non-taxable income	(51,395)	(162,051)	(20,279)
Change in valuation allowance	72,060	198,761	(49,919)
Tax on dividends and undistributed earnings	—	749,237	148,750

Income tax expenses	1,222,704	1,758,810	1,866,004

F-
49

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 0 .	Income taxes (Continued)

The People’s Republic of China
(Continued)

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
The aggregate effect	538,797	927,595	824,300
Per share effect:
Class A and Class B ordinary share:
—basic	3.96	7.29	7.45
—diluted	3.88	7.24	7.32
The principal components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	492,240	450,280
Allowance for doubtful debts	21,080	25,022
Impairment of investments	21,767	21,197
Inventory write-down	295,559	174,547
Deferred income	359,504	438,494
Impairment of long-lived assets	165,222	179,153
Others	7,178	8,873
Less: valuation allowance	(680,780)	(612,549)

Total deferred tax assets-non-current	681,770	685,017

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax liabilities :
Fair value adjustments of long-lived assets from business acquisition	535,263	508,669
Withholding tax on undistributed earnings	—	150,000
Others	38,471	33,823

Total deferred tax liabilities-non-current	573,734	692,492

As of December 31, 2022 and 2023, the amount of tax loss carried forward was nil and RMB301.7 million, respectively, for the Group’s subsidiary incorporated in Hong Kong and Singapore, which can be carried forward indefinitely to offset future taxable income if there is no changes in shareholding of the Group’s subsidiary. The remaining amount of tax loss of

RMB2.16 billion and RMB1.90 billion, mainly arose from the Group’s certain subsidiaries established in the PRC, which can be carried forward to offset future taxable income and will expire during the period from 2024 to 2028.
The Group has provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2022 and 2023, respectively, as management is not able to conclude that the future realization of some of those net operating loss carry forwards and other deferred tax assets are more likely than not.

F-5
0

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 1 .	Earnings per share
Basic net earnings per share is calculated based on the weighted average number of ordinary shares outstanding during each period. Diluted net earnings per share is calculated based on the weighted average number of ordinary shares outstanding and incremental weighted average number of ordinary shares from assumed vesting of non-vested
shares and exercise of share options during each period.
As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.
As of December 31, 2021, 2022 and 2023, there are 84,088, 6,456,160 and 518,401 employee share options or non-vested
ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.
Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2021, 2022 and 2023 as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Basic earnings per share attributable to Vipshop Holdings Limited’s ordinary shareholders:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	4,681,073	6,298,816	8,116,624

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	136,175,112	127,235,048	110,695,778

Basic earnings per Class A and Class B ordinary shares	34.38	49.51	73.32

Diluted earnings per share for the years ended December 31, 2021, 2022 and 2023 are calculated as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Diluted earnings per share:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing diluted earnings per Class A and Class B ordinary share	4,681,073	6,298,816	8,116,624

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	136,175,112	127,235,048	110,695,778
Dilutive employee share options and non-vested ordinary shares	2,569,910	922,256	1,856,620

Weighted average number of Class A and Class B ordinary shares outstanding for computing diluted earnings per Class A and Class B ordinary share	138,745,022	128,157,304	112,552,398

Diluted earnings per Class A and Class B ordinary shares	33.74	49.15	72.11

F-5
1

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 2 .	Commitments and contingencies
Capital commitments
As of December 31, 2022 and 2023, the Group has contracted for capital expenditures of RMB917,763 and RMB1,060,084, respectively.
Other commitments
The Group has the following commitments:
As of December 31, 2022 and 2023, the Group has investment commitment of equity investments without readily determinable fair value of RMB119.7 million and RMB658.3 million, respectively.
In October 2019, the Group acquired
17%
limited partnership interest in HongShan Fashion and Technology, which is a PRC limited partnership industry fund. As of December 31, 2022, the Group’s total contribution to the fund amounted to
RMB480.0
million and there is a remaining investment commitment of
RMB1,520.0
million. The aforesaid fund announced a capital reduction with all the investors and the Group signed the agreement in April 2023 on the amended total investment amount to
RMB424.0
million and as such,
RMB56.0
million was refunded to the Group. As of December 31, 2023, there is no
outstanding investment commitment of HongShan Fashion and Technology industry fund investment.
As of December 31, 2022 and 2023, the Group has investment commitment of other equity method investees of RMB165.2 million and RMB141.2 million, respectively.
Contingencies
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 3 .	Related party transactions
For the years ended December 31, 2021, 2022 and 2023, the Group entered into the following material related party transactions:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Purchase of goods	1,935,511	414,809	373,864
Purchase of services	1,124,708	696,987	838,609
Provision of services	31,345	21,416	17,689
Sales of product	85,718	90,405	73,608
Interest income	6,490	31,753	24,011
The goods and services were purchased from or provided to companies either controlled by its shareholders or directors and equity method investees of the Group.
Details of the balances with related parties are as follows:

(a)	Amounts due from related parties, net
Amounts due from related parties as of December 31, 2023 amounted to RMB 553,502, mainly includes RMB84,209 of interest-bearing loans lent to Gansu Shan Shan, which was an equity method investment, with interest at 3.45% per annum, RMB 409,051 of deposits to VipFubon at 4.9% per annum as shareholder deposits, which are renewed during the year ended December 31,2023, and the remaining of RMB 60,242 mainly includes prepayments related to purchases of goods.
Amounts due from related parties as of December 31, 2022 amounted to RMB
670,187
, mainly includes RMB
106,450
of interest-bearing loans lent to Gansu Shan Shan, which was an equity method investment, with interest at
3.85
% per annum, RMB
516,359
of deposits to VipFubon at
4.95
% per annum as shareholder deposits, which are renewed during the year ended December 31,2022, RMB
19,919
of dividend receivables, and the remaining of RMB
27,459
mainly includes prepayments related to purchases of goods.

(b)	Amounts due to related parties
Amounts due to related parties as of December 31, 2023 amounted to RMB 150,373, include payables for purchases of goods and other services of RMB 106,673 and an interest-free loan of RMB 43,700 from Shanxi Shan Shan Outlets, which was an equity method investment, for operating use.
Amounts due to related parties as of December 31, 2022 amounted to RMB 151,736, include payables for purchases of goods and other services of RMB 146,736 and an interest-free loan of RMB 5,000 from Shanxi Shan Shan Outlets, which was an equity method investment, for operating use.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 4 .	Share-based payments

(a)	Share incentive plan
The Group adopted three stock incentive plans since inception. The 2011 Stock Incentive Plan and 2012 Share Incentive Plan each terminated at the end of their respective ten-year terms and some grants from each of these plans are still outstanding as of December 31, 2023.
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
No share incentive plan was adopted for the years ended 2021, 2022 and 2023.
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
The Group uses the Binomial model to determine the estimated fair value for each option granted with the assistance of an independent valuation firm. The Group estimates that the forfeiture rate for key management and employees will be nil and
29
% for 2021, nil and
26
% for 2022, and nil and
23
% for 2023, respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Share-based payments (Continued)

(a)	Share incentive plan (Continued)

The share option as of December 31, 2023 is as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual years to expiry per share	Weighted average fair value at grant date	Weighted average intrinsic value per option	Aggregate intrinsic value
		US$		US$	US$	US$
Outstanding as of December 31, 2022	5,806,691	61.51	6.43 years

Forfeited	—
Exercised	—

Outstanding as of December 31, 2023	5,806,691	61.51	5.49 years	41.09	27.29	158,447

Non-vested as of December 31, 2023	1,862,426
Options vested and expected to vest as of December 31, 2023	5,806,691	61.51	5.49 years	41.09	27.29	158,447
Exercisable as of December 31, 2023	3,944,265	58.99	5.25 years	39.35	29.81	117,579
For the years ended December 31, 2021, 2022 and 2023, the Group recognized share-based payment expenses of RMB247,648, RMB261,869 and RMB283,630 in connection with the share options granted to key management and employees, respectively. The total fair value of shares vested during the years ended December 31, 2021, 2022 and 2023 was RMB471,325, RMB261,266 and RMB283,039, respectively.
As of December 31, 2022 and 2023, there was RMB824,818 and RMB586,401 unrecognized compensation cost related to unvested share options granted, respectively. The unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average period of 2 years on a straight-line basis schedule as of December 31, 2023.

(b)	Non-vested shares
During the years ended December 31, 2021, 2022 and 2023, a total of
1,583,290
, 1,950,761 and 2,894,700
non-vested
shares were granted to executive officers and employees under the 2014 Plan, respectively.
Most of the
non-vested
shares granted have a vesting period of four years of employment services with the first one-fourth
vesting on the first anniversary from grant date, and the remaining three fourth vesting on a monthly or annually basis over a three-year period ending on the fourth anniversary of the grant date.
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

F-
55

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 4 .	Share-based payments (Continued)

(b)	Non-vested shares (Continued)

For the years ended December 31, 2022 and 2023, the
non-vested
shares movement was as follows:

Non-vested shares outstanding
Outstanding as of December 31, 2021	2,635,774

Granted	1,950,761
Vested	(1,084,205)
Forfeited	(534,238)

Outstanding as of December 31, 2022	2,968,092

Granted	2,894,700
Vested	(1,034,612)
Forfeited	(502,815)

Outstanding as of December 31, 2023	4,325,365

The Group recognized compensation expense over the four year service periods on a straight-line basis, and applied a forfeiture rate of nil for key management for 2021, 2022 and 2023, while the forfeiture rate
w
as
 29%, 26% and 23% for employees for the years ended December 31, 2021, 2022 and 2023, respectively. The aggregate fair value of the restricted shares at grant dates was RMB1,357,118, RMB601,010 and RMB1,549,568 during the years ended December 31, 2021, 2022 and 2023, respectively. The fair value of non-vested
shares are measured at the respective market price of the Company’s ordinary shares on the grant-dates.
For the years ended December 31, 2021, 2022 and 2023, the Group recognized share-based payment expenses of RMB611,572, RMB593,061 and RMB784,981 in connection with the non-vested
shares granted to employees, respectively.
As of December 31, 2022 and 2023, there was RMB1,368,651 and RMB1,738,793 unrecognized compensation cost related to non-vested
shares which is expected to be recognized over a weighted average vesting period of 2.40 years and 2.60 years, respectively. The weighted average grant date fair value per share of non-vested
shares granted during the years ended December 31, 2021, 2022 and 2023 were US$132.92 (approximately RMB857.15), US$46.43 (approximately RMB308.09) and US$76.49 (approximately RMB535.31), respectively.

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
In December 2019, 7.5% of the equity interest of the Shan Shan Outlets share options were granted to its executive officer under the Shan Shan Plan. In August 2020, 0.1484% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan. In February and August 2021, 0.4208% and 0.7611% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan, respectively. In January and July 2022, 1.3538% and 1.2283% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan, respectively. In January 2023, 0.8680 % of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan.
The vesting period is generally 4 years of employment services where 25% to 100% will be vested on the first anniversary from grant date with the remaining to be vested ratably over the remaining vesting period.

F-
5
6

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 4 .	Share-based payments (Continued)

(c)	Share-based awards relating to Shan Shan Outlets (Continued)

No consideration will be transferred to the Group upon exercise, where the Group
shall repurchase the shares at a price determined based on Shan Shan Outlet’s
3-year-audited-average
net profit. Accordingly, the award is classified as a liability award with fair value recognized at each period end, and the fair value change due to re-measurement
is recognized in the general and administrative expenses. For the years ended December 31, 2021, 2022 and 2023, the Group recognized share-based payment expenses of RMB150,793, RMB352,651 and RMB441,195 in connection with the share options granted. For the years ended December 31, 2021, 2022 and 2023, the
G
roup
Outlets repurchased nil, nil and RMB66,829 in connection with the share options granted.
The Group uses the Monte Carlo Simulation Mode to determine the estimated fair value for share- based compensation liability below with the assistance of an independent valuation firm as of December 31, 2021, 2022 and 2023.
The assumptions used in determining the fair value of the share-based awards as of December 31, 2021, 2022 and 2023 were as follows:

Assumptions	2021	2022	2023
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	2.28%~2.52%	1.82%~2.39%	2.17%~2.35%
Expected volatility	36.40%~40.10%	39.51%~44.69%	32.95%~38.74%
Total fair value of share-based awards	551,040	832,456	1,097,668
Notes:

(1)	Expected dividend yield:
The expected dividend yield was estimated by the Group based on Shan Shan Outlet’s dividend policy over the expected life of the awards.

(2)	Risk-free interest rate:
Risk-free interest rate was estimated based on the China Government Bonds with a maturity life equal to the time period of the simulation as of the valuation date.

(3)	Expected volatility:
The expected volatility was estimated based on the
3-year
average annualized volatility of comparable companies’ revenue.

(d)	Share based compensation expenses
For the years ended December 31, 2021, 2022 and 2023, share based compensation expenses have been included in the following balances on the consolidated statements of income and comprehensive income:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Fulfillment expenses	(88,985)	(74,063)	(77,926)
Marketing expenses	(26,834)	(14,630)	(33,379)
Technology and content expenses	(252,730)	(242,714)	(330,197)
General and administrative expenses	(641,464)	(876,174)	(1,068,304)

	(1,010,013)	(1,207,581)	(1,509,806)

F-
5
7

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 5 .	Segment information
Segment revenue and results
For the years ended December 31,2021,2022 and 2023, the Group has determined it has five operating segments, Vip.com, internet finance, Shan Shan Outlets, offline shops and City Outlets.Vip.com and Shan Shan Outlets have been identified as reportable segments while Internet finance, offline shop and City Outlets operating segments were aggregated as others reportable segment.
The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2021, 2022 and 2023:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues
Vip.com	114,189,757	100,806,644	109,556,481
Shan Shan Outlets	1,579,032	1,858,668	2,795,977
Others	3,202,867	2,105,712	1,234,053
Inter-segment revenues (Note a)	(1,911,978)	(1,618,535)	(730,491)

Total net revenues	117,059,678	103,152,489	112,856,020
Income (loss) from operations
Vip.com	6,158,560	7,341,732	9,642,385
Shan Shan Outlets	357,602	353,875	802,315
Others	88,065	(290,580)	169,241
Unallocated expenses (Note b)	(1,021,805)	(1,207,581)	(1,509,806)

Total income from operations	5,582,422	6,197,446	9,104,135
Total other income	290,853	1,879,758	882,867

Income before income taxes and share of income (loss) of equity method investees	5,873,275	8,077,204	9,987,002

Notes:

(a)
Inter-segment revenues mainly consist of payment processing, inter platform technical services, warehousing rental services and supply chain management services, promotion services provided by Vip.com to Internet finance business and internal procurement between offline shops, Shan Shan Outlets and Vip.com.

(b)	Unallocated expenses include share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are not allocated to segments.
Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Total depreciation of property and equipment, net
Vip.com	741,202	846,864	851,630
Shan Shan Outlets	208,091	298,624	417,226
Others	147,678	85,817	30,528

	1,096,971	1,231,305	1,299,384

F-
5
8

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 5 .	Segment information (Continued)

Segment revenue and results
(Continued)

Interest income and expenses (included in the measurement of segment profit or loss):

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Interest income
Vip.com	528,294	622,686	654,485
Shan Shan Outlets	57,732	53,659	42,807
Others	85,736	87,925	84,532
Inter-segment interest income	(301)	(252)	(1,532)

	671,461	764,018	780,292

Interest expense
Vip.com	(13,864)	(23,573)	(22,821)
Shan Shan Outlets	(597)	(685)	(111)
Others	(301)	(252)	(1,532)
Inter-segment interest income	301	252	1,532

	(14,461)	(24,258)	(22,932)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net (loss) income of investments accounted under the equity method
Vip.com	(54,715)	(117,176)	52,212
Shan Shan Outlets	97,018	110,617	112,868
Others	—	—	(84,779)

	42,303	(6,559)	80,301

	Year Ended December 31,
	2022	2023
	RMB	RMB
Total assets
Vip.com	47,086,901	47,982,859
Shan Shan Outlets	13,489,858	17,062,689
Others	4,898,751	7,277,046

	65,475,510	72,322,594

Investments in equity method investees
Vip.com	1,434,715	1,153,245
Shan Shan Outlets	728,157	763,025
Others	—	239,291

	2,162,872	2,155,561

Total expenditure for additions of long-lived assets
Vip.com	1,073,082	2,330,278
Shan Shan Outlets	1,995,802	2,895,954
Others	33,705	4,505

	3,102,589	5,230,737

F-
5
9

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2 5 .	Segment information (Continued)

Segment revenue and results
(Continued)

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

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Product revenues
Womenswear and menswear	36,387,893	33,332,934	37,628,436
Shoes and bags	10,940,824	8,256,326	9,384,021
Skincare and cosmetics	15,404,639	15,277,888	15,669,280
Sportswear and sporting goods	13,528,783	12,801,388	13,870,228
Home goods and other lifestyle products	10,702,864	8,359,052	8,620,465
Baby and children products	8,700,589	8,735,859	9,606,808
Supermarkets and other products	15,591,310	10,486,631	10,834,247

	111,256,902	97,250,078	105,613,485
Other revenues	5,802,776	5,902,411	7,242,535

Total net revenues	117,059,678	103,152,489	112,856,020

Geographic information
Substantially all revenues and long-lived assets of Group are derived from and located in the PRC.

2 6 .	Subsequent events
On February 22, 2024, the board of directors of the Company adopted an annual cash dividend policy, under which the Company may choose to declare and distribute a cash dividend each year in accordance with the memorandum and articles of association of the Company and the applicable laws and regulations. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular year, depending on the Company’s operations and earnings, cash flow, financial condition, and other relevant factors.
Accordingly, on the same day, for the fiscal year of 2023, the board of directors of the Company declared a dividend of US$2.15 per ordinary share, or US$0.43 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on March 15, 2024. The cash dividends amounted to
US$233.3
million were paid in April 2024.

F-6
0

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Statements of Income and Comprehensive Income
(All amounts in thousands)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(z)
General and administrative expenses	(17,956)	(49,776)	(21,171)	(2,981)
Other operating income	12,745	30,885	47,529	6,694

(Loss)income from operations	(5,211)	(18,891)	26,358	3,713

Equity income of subsidiaries and VIEs	4,686,284	6,317,707	8,090,266	1,139,490

Net income attributable to Vipshop Holdings Limited’s shareholders	4,681,073	6,298,816	8,116,624	1,143,203

Other comprehensive (loss)income:
Foreign currency translation, net of tax of nil	(29,645)	(610,296)	(11,085)	(1,561)
Changes in fair value of debt securities derived from the share of (loss)income of an equity method investee	—	(8,733)	23,124	3,257

Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	4,651,428	5,679,787	8,128,663	1,144,899

F-6
1

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Balance Sheets
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(z)
ASSETS
Cash and cash equivalents	1,624	904	127
Other receivables and prepayments, net	—	3,374	475
Investment in subsidiaries	36,076,969	45,235,847	6,371,336
Amount due from subsidiaries	376,331	384,016	54,088

Total assets	36,454,924	45,624,141	6,426,026

LIABILITIES
Accrued expenses and other current liabilities	169,335	1,116	156
Amount due to subsidiaries	3,533,552	8,661,621	1,219,964

Total liabilities	3,702,887	8,662,737	1,220,120

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 124,060,090 and 98,877,929 shares issued, of which 101,621,330 and 92,900,247 shares were outstanding as of December 31, 2022 and 2023, respectively)	80	62	9
Class B ordinary shares (US$0.0001 par value,16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	11	11	2
Treasury shares, at cost (22,438,760 and 5,977,682 Class A shares as of December 31, 2022 and 2023, respectively)	(8,352,511)	(3,624,763)	(510,537)
Additional paid-in capital	13,091,781	4,444,755	626,031
Retained earnings	28,720,304	36,836,928	5,188,373
Accumulated other comprehensive loss	(707,628)	(695,589)	(97,972)

Total shareholders’ equity	32,752,037	36,961,404	5,205,906

Total liabilities and shareholders’ equity	36,454,924	45,624,141	6,426,026

F-
6
2

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Statements of Cash Flows
(All amounts in thousands)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(z)
Cash flow from operating activities:
Net income	4,681,073	6,298,816	8,116,624	1,143,203
Adjustments to reconcile net income to net cash by operating activities:
Equity income of subsidiaries and VIEs	(4,686,284)	(6,317,707)	(8,090,266)	(1,139,490)
Changes in operating assets and liabilities:
Other receivables and prepayments, net	—	—	(3,374)	(475)
Accrued expenses and other current liabilities	(52,544)	(54,750)	(3,634)	(512)
Deferred income	(710)	(29,664)	—	—

Net cash (used in) provided by operating activities	(58,465)	(103,305)	19,350	2,726

Cash flows from investing activities:
Changes in amounts due from/to subsidiaries	1,577,719	6,362,371	5,086,910	716,476

Net cash provided by investing activities	1,577,719	6,362,371	5,086,910	716,476

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of share options	419,814	—	—	—
Repurchase of ordinary shares	(1,938,798)	(6,257,703)	(5,106,944)	(719,298)

Net cash used in financing activities	(1,518,984)	(6,257,703)	(5,106,944)	(719,298)

Effect of exchange rate changes on cash and cash equivalents	5	(76)	(36)	(6)

Net increase(decrease) in cash and cash equivalents	275	1,287	(720)	(102)
Cash and cash equivalents at beginning of the period	62	337	1,624	229

Cash and cash equivalents at end of the period	337	1,624	904	127

F-
6
3

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
As of December 31, 2023, RMB15.31 billion of the restricted capital, reserves and net asset are not available for distribution or transfer respectively, and as such, the condensed financial information of Vipshop Holdings Limited (“Parent Company”) has been presented. Relevant PRC laws and regulations also restrict the subsidiaries in PRC, the VIEs and VIEs’ subsidiaries from transferring a portion of their net assets to the Parent Company in the form of loans and advances or cash dividends.
During each of the three years in the period ended December 31, 2023, no cash dividend was declared and paid by the Parent Company.
As of December 31, 2023, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Parent Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.
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
6
4