Form 20-F
period 2024-12-31
Vipshop Holdings Ltd
filed 2025-04-17
CIK 1529192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 86,982,144 Class A ordinary shares, par value US$0.0001 per share, and 15,560,358 Class B ordinary shares, par value US$
0.0001
per share, as of December 31, 2024.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
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

•

“we” or “our company” refers to Vipshop Holdings Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities, or the VIEs

Beginning in the fourth quarter of 2023, we updated our definition of “active customers” to exclude registered members who make their purchases from our online stores that are operated at third-party platforms. The active customer and repeat customer figures for the historical periods presented in this annual report have been retrospectively adjusted accordingly.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2993 to US$1.00, which was the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

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

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Vipshop Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and their subsidiaries. Our operations in China are conducted by (i) our PRC subsidiaries and (ii) the consolidated variable interest entities with which one of our PRC subsidiaries maintains contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing and mobile application distribution businesses, and internet-based audio and video services. Accordingly, these businesses in China are operated by the consolidated variable interest entities and their subsidiaries, and such structure is used to provide investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their nominee shareholders to make management decisions of the consolidated variable interest entities and their subsidiaries. Revenues contributed by the consolidated variable interest entities accounted for 1.1%, 0.3% and 0.3% of our total net revenues in 2022, 2023 and 2024, respectively. However, contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interests and their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. For a more detailed discussion of those risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIEs, and their respective shareholders, as a whole, have not been tested in a court of law in China as of the date of this annual report.

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

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet—related businesses and companies, including e-commerce business.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership. As of December 31, 2022, 2023 and 2024, the total amount of such restriction to which our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries are subject was RMB12.65 billion, RMB15.31 billion and RMB16.20 billion (US$2.22 billion). Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries to entities outside of China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries, the consolidated variable interest entities or their subsidiaries in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities or their subsidiaries by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries and payments made by the VIEs to us in accordance with the contractual arrangements to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries and the VIEs to make payments to us could materially and adversely affect our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Government control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.”

For the year ended December 31, 2022, 2023 and 2024, Vipshop Holdings Limited did not provide any capital contribution to its subsidiaries.

For the year ended December 31, 2022, 2023 and 2024, Vipshop Holdings Limited did not extend any intercompany loans to its subsidiaries, and the subsidiaries did not provide any repayment of intercompany loans to Vipshop Holdings Limited.

For the year ended December 31, 2022, 2023 and 2024, our subsidiaries did not extend any intercompany loans to Vipshop Holdings Limited. For the year ended December 31, 2022, 2023 and 2024, our subsidiaries did not extend any intercompany loans to the consolidated variable interest entities, and the consolidated variable interest entities did not provide any repayment of intercompany loans to our subsidiaries.

For the year ended December 31, 2022, 2023 and 2024, an aggregate amount of RMB2.02 billion, RMB1.26 billion and RMB1.88 billion was provided by the consolidated variable interest entities to our subsidiaries in the form of intercompany loans, respectively, and an aggregate amount of RMB2.01 billion, RMB3.26 billion and RMB1.89 billion was provided by our subsidiaries to the consolidated variable interest entities in the form of repayment of intercompany loans, respectively.

For the year ended December 31, 2022, 2023 and 2024, our subsidiaries did not make any payment to the consolidated variable interest entities for transfer of property and equipment.

For the year ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a VIE, or its subsidiary, and no subsidiary or VIE paid dividends or made other distributions to its holding company, except for the dividend of RMB14.98 billion, nil and RMB10.00 billion paid by Vipshop (China) Co., Ltd., our PRC subsidiary, to its holding company in Hong Kong, Vipshop International Holdings Limited, in 2022, 2023 and 2024. These dividends are subject to 5% withholding tax. For the year ended December 31, 2024, Vipshop International Holdings Limited paid dividends of US$233.5 million (RMB1.68 billion) to Cayman Islands holding company.

For additional information about the services provided, cash flows, or transfer of other assets between our company, our subsidiaries, and the consolidated variable interest entities during the three years ended December 31, 2022, 2023 and 2024, see “Item 3. Key Information—Financial Information Relating to the Consolidated Variable Interest Entities” and Note 2(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

On February 21, 2025, we declared a cash dividend of US$2.40 per ordinary share, or US$0.48 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 11, 2025. The cash dividends will be paid on April 25, 2025 and the net cash dividends is expected to be approximately US$247.7 million, excluding the cash dividends distributed to the bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and our treasury ADSs.

Financial Information Relating to the Consolidated Variable Interest Entities

The following tables present the condensed consolidating schedules for the consolidated variable interest entities and other entities for the years and as of the dates indicated.

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2024
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Net revenues	—	108,334,798	1,192,547	(1,106,513)	108,420,832
Share of gain from subsidiaries and consolidated variable interest entities	7,757,671	—	—	(7,757,671)	—
Net income	7,739,935	7,767,442	89,239	(7,757,671)	7,838,945
Comprehensive income	7,628,130	7,767,442	89,239	(7,757,671)	7,727,140

	For the Year Ended December 31, 2023
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Net revenues	—	112,556,789	1,374,993	(1,075,762)	112,856,020
Share of gain from subsidiaries and consolidated variable interest entities	8,090,266	—	—	(8,090,266)	—
Net income	8,116,624	7,808,213	366,728	(8,090,266)	8,201,299
Comprehensive income	8,128,663	7,808,213	366,728	(8,090,266)	8,213,338

	For the Year Ended December 31, 2022
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Net revenues	—	102,541,330	1,933,233	(1,322,074)	103,152,489
Share of gain from subsidiaries and consolidated variable interest entities	6,317,707	—	—	(6,317,707)	—
Net income	6,298,816	6,270,670	60,056	(6,317,707)	6,311,835
Comprehensive income	5,679,787	6,270,670	60,056	(6,317,707)	5,692,806

Notes:

(1)

For the year ended December 31, 2022, 2023 and 2024, net revenue contributed by Vipshop China, Chongqing Pinwei E-commerce Co., Ltd, or Chongqing Pinwei, and their subsidiaries accounted for 90%, 90% and 90% of the total net revenue, respectively. For the year ended December 31, 2022, 2023 and 2024, net income contributed by Vipshop China, Chongqing Pinwei and their subsidiaries accounted for 96%, 97% and 98% of the total net income, respectively.

(2)

The elimination mainly represents the intercompany service fee for technology services provide by our subsidiaries to the consolidated variable interest entities and services rendered relating to marketing activities provide by the consolidated variable interest entities to our subsidiaries.

Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	411	22,998,282	3,353,468	—	26,352,161
Restricted cash	—	32,900	569,442	—	602,342
Short-term investments	—	1,872,756	—	—	1,872,756
Amounts due from related parties, net	—	545,421	2,724	—	548,145
Account and other receivables and prepayments, net	3,423	2,747,428	637,357	—	3,388,208
Amount due from group companies	908,747	14,335,254	—	(15,244,001)	—
Loan receivables, net	—	6,878	—	—	6,878
Inventories	—	5,031,867	202	—	5,032,069
Property and equipment, net	—	18,245,764	47,007	—	18,292,771
Deposits for property and equipment	—	164,849	106	—	164,955
Land use rights, net	—	10,686,400	—	—	10,686,400
Intangible assets, net	—	8	327,836	—	327,844
Investments in equity method investees	—	1,111,998	890,045	—	2,002,043
Other investments	—	2,695,838	659,651	—	3,355,489
Investment in subsidiaries and the consolidated variable interest entities	52,490,094	—	—	(52,490,094)	—
Other long-term assets	—	434,206	—	—	434,206
Goodwill	—	741,922	13,291	—	755,213
Deferred tax assets, net	—	678,465	2,564	—	681,029
Right-of-use assets, net	—	432,497	1,120	—	433,617

Total assets	53,402,675	82,762,733	6,504,813	(67,734,095)	74,936,126

Amount due to group companies	(13,433,091)	(908,747)	(902,163)	15,244,001	—
Other liabilities	(771)	(32,484,870)	(901,256)	—	(33,386,897)

Total liabilities	(13,433,862)	(33,393,617)	(1,803,419)	15,244,001	(33,386,897)

Shareholders’ equity	(39,968,813)	(49,369,116)	(4,701,394)	52,490,094	(41,549,229)

	As of December 31, 2023
	Parent Company	Subsidiaries(1)	Consolidated Variable Interest Entities	Eliminations(2)	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	904	21,558,952	3,854,873	—	25,414,729
Restricted cash	—	32,553	850,084	—	882,637
Short-term investments	—	1,983,201	—	—	1,983,201
Amounts due from related parties, net	—	552,194	1,308	—	553,502
Account and other receivables and prepayments, net	3,374	2,339,022	734,983	—	3,077,379
Amount due from group companies	384,016	10,101,232	8,700	(10,493,948)	—
Loan receivables, net	—	4,437	—	—	4,437
Inventories	—	5,629,443	15,270	—	5,644,713
Property and equipment, net	—	16,833,930	48,170	—	16,882,100
Deposits for property and equipment	—	200,339	400	—	200,739
Land use rights, net	—	10,132,626	—	—	10,132,626
Intangible assets, net	—	13	332,808	—	332,821
Investments in equity method investees	—	1,078,731	1,076,830	—	2,155,561
Other investments	—	2,409,996	506,193	—	2,916,189
Investment in subsidiaries and the consolidated variable interest entities	45,235,847	—	—	(45,235,847)	—
Other long-term assets	—	147,669	—	—	147,669
Goodwill	—	741,922	13,291	—	755,213
Deferred tax assets, net	—	684,738	279	—	685,017
Right-of-use assets, net	—	545,965	8,096	—	554,061

Total assets	45,624,141	74,976,963	7,451,285	(55,729,795)	72,322,594

Amount due to group companies	(8,661,621)	(392,716)	(1,439,611)	10,493,948	—
Other liabilities	(1,116)	(32,699,564)	(1,062,156)	—	(33,762,836)

Total liabilities	(8,662,737)	(33,092,280)	(2,501,767)	10,493,948	(33,762,836)

Shareholders’ equity	(36,961,404)	(41,884,683)	(4,949,518)	45,235,847	(38,559,758)

Notes:

(1)	As of December 31, 2023 and 2024, assets held by Vipshop China, Chongqing Pinwei and their subsidiaries accounted for 37% and 41% of our total assets, respectively.
(2)

The elimination mainly represents the intercompany service fee for technology services provide by our subsidiaries to the consolidated variable interest entities and services rendered relating to marketing activities provide by the consolidated variable interest entities to our subsidiaries.

Condensed Consolidating Cash Flow Information

	For the Year Ended December 31, 2024
	Parent Company	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash provided by (used in) operating activities	1,662,949	8,099,198	(633,164)	—	9,128,983
Loans to group companies(1)	—	—	(1,884,299)	1,884,299	—
Repayments from Group Companies(1)	—	—	1,892,999	(1,892,999)	—
Change in amount due from group companies	3,887,078	—	—	(3,887,078)	—
Other investing activities	—	(3,409,649)	(155,901)	—	(3,565,550)
Net cash provided by (used in) investing activities	3,887,078	(3,409,649)	(147,201)	(3,895,778)	(3,565,550)
Borrowings under loan from group companies(1)	—	1,884,299	—	(1,884,299)	—
Repayment to group companies(1)	—	(1,892,999)	—	1,892,999	—
Change in amount due to ultimate holding company	—	(3,887,078)	—	3,887,078	—
Other financing activities	(5,550,502)	582,777	(1,854)	—	(4,969,579)

Net cash used in financing activities	(5,550,502)	(3,313,001)	(1,854)	3,895,778	(4,969,579)

	For the Year Ended December 31, 2023
	Parent Company	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash provided by (used in) operating activities	19,350	14,413,200	(18,037)	—	14,414,513
Loans to group companies(1)	—	—	(1,255,813)	1,255,813	—
Repayments from Group Companies(1)	—	—	3,263,935	(3,263,935)	—
Change in amount due from group companies	5,086,910	—	—	(5,086,910)	—
Other investing activities	—	(5,036,746)	(123,591)	—	(5,160,337)

	For the Year Ended December 31, 2023
	Parent Company	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash provided by (used in) investing activities	5,086,910	(5,036,746)	1,884,531	(7,095,032)	(5,160,337)
Borrowings under loan from group companies(1)	—	1,255,813	—	(1,255,813)	—
Repayment to group companies(1)	—	(3,263,935)	—	3,263,935	—
Change in amount due to ultimate holding company	—	(5,086,910)	—	5,086,910	—
Other financing activities	(5,106,944)	(1,039,061)	—	—	(6,146,005)

Net cash used in financing activities	(5,106,944)	(8,134,093)	—	7,095,032	(6,146,005)

	For the Year Ended December 31, 2022
	Parent Company	Subsidiaries(2)	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(103,305)	10,608,709	14,288	—	10,519,692
Loans to group companies(1)	—	—	(2,016,823)	2,016,823	—
Repayments from Group Companies(1)	—	—	2,007,601	(2,007,601)	—
Change in amount due from group companies	6,362,371	—	—	(6,362,371)	—
Other investing activities	—	479,543	569,610	—	1,049,153
Net cash provided by investing activities	6,362,371	479,543	560,388	(6,353,149)	1,049,153
Borrowings under loan from group companies(1)	—	2,016,823	—	(2,016,823)	—
Repayment to group companies(1)	—	(2,007,601)	—	2,007,601	—
Change in amount due to ultimate holding company	—	(6,362,371)	—	6,362,371	—
Other financing activities	(6,257,703)	684,312	—	—	(5,573,391)

Net cash used in financing activities	(6,257,703)	(5,668,837)	—	6,353,149	(5,573,391)

Notes:

(1)

For the years ended December 31, 2022, 2023 and 2024, an aggregate amount of RMB2.02 billion, RMB1.26 billion and RMB1.88 billion (US$258.1 million) was provided by the consolidated variable interest entities to our subsidiaries in the form of intercompany loan, respectively, an aggregate amount of RMB2.01 billion, RMB3.26 billion and RMB1.89 billion (US$259.3 million) was provided by our subsidiaries to the consolidated variable interest entities in the form of repayment of intercompany loan, respectively.

(2)

In 2022, 2023 and 2024, our PRC subsidiary Vipshop China distributed a portion of the earnings that amounted to RMB14.98 billion, nil and RMB10.00 billion to Vipshop International Holdings Limited, its holding company in Hong Kong.

A.	[Reserved]

Selected Consolidated Financial Data

The following selected consolidated statements of income data for the years ended December 31, 2022, 2023 and 2024 and the selected consolidated balance sheets data as of December 31, 2023 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results are not necessarily indicative of results expected for any future periods. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our selected consolidated statements of income data for the years ended December 31, 2020 and 2021 and our selected consolidated balance sheets data as of December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements not included in this annual report.

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares, and per share and per ADS data)
Selected Consolidated Statements of Income Data
Product revenues	97,449,712	111,256,902	97,250,078	105,613,485	100,734,550	13,800,577
Other revenues	4,408,777	5,802,776	5,902,411	7,242,535	7,686,282	1,053,016
Total net revenues	101,858,489	117,059,678	103,152,489	112,856,020	108,420,832	14,853,593
Cost of revenues(1)	(80,573,181)	(93,953,121)	(81,536,409)	(87,135,128)	(82,951,178)	(11,364,265)
Gross profit	21,285,308	23,106,557	21,616,080	25,720,892	25,469,654	3,489,328
Operating expenses(2):
—Fulfillment expenses(3)	(6,878,991)	(7,652,504)	(7,247,210)	(8,262,004)	(8,346,864)	(1,143,516)
—Marketing expenses	(4,284,274)	(5,089,213)	(2,831,316)	(3,242,215)	(2,979,654)	(408,211)
—Technology and content expenses	(1,221,264)	(1,517,307)	(1,605,422)	(1,767,530)	(1,892,434)	(259,262)
—General and administrative expenses	(3,748,548)	(4,189,690)	(4,459,518)	(4,146,568)	(3,992,657)	(546,992)
Total operating expenses	(16,133,077)	(18,448,714)	(16,143,466)	(17,418,317)	(17,211,609)	(2,357,981)
Other operating income	707,855	924,579	724,832	801,560	915,208	125,383
Income from operations	5,860,086	5,582,422	6,197,446	9,104,135	9,173,253	1,256,730
Income before income taxes and share of (loss)/income of equity method investees	7,019,357	5,873,275	8,077,204	9,987,002	9,987,480	1,368,278
Income tax expenses	(1,130,016)	(1,222,704)	(1,758,810)	(1,866,004)	(2,315,515)	(317,224)
Share of (loss)/income of equity method investees	30,015	42,303	(6,559)	80,301	166,980	22,876
Net income	5,919,356	4,692,874	6,311,835	8,201,299	7,838,945	1,073,930
Net income attributable to non-controlling interests	(12,399)	(11,801)	(13,019)	(84,675)	(99,010)	(13,564)
Net income attributable to our shareholders	5,906,957	4,681,073	6,298,816	8,116,624	7,739,935	1,060,366
Shares used in calculating earnings per share:
Class A and Class B ordinary shares:
—Basic	135,077,790	136,175,112	127,235,048	110,695,778	106,074,914	106,074,914
—Diluted	138,036,010	138,745,022	128,157,304	112,552,398	107,855,806	107,855,806
Net earnings per Class A and Class B ordinary share:
—Basic	43.73	34.38	49.51	73.32	72.97	10.00
—Diluted	42.79	33.74	49.15	72.11	71.76	9.83
Net earnings per ADS(4)
—Basic	8.75	6.88	9.90	14.66	14.59	2.00
—Diluted	8.56	6.75	9.83	14.42	14.35	1.97

Notes:

(1)	Exclude shipping and handling expenses.

(2)	Include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	(100,486)	(88,985)	(74,063)	(77,926)	(84,079)	(11,519)
Marketing expenses	(16,534)	(26,834)	(14,630)	(33,379)	(31,215)	(4,276)
Technology and content expenses	(152,234)	(252,730)	(242,714)	(330,197)	(382,308)	(52,376)
General and administrative expenses	(681,794)	(641,464)	(876,174)	(1,068,304)	(1,040,138)	(142,498)

Total	(951,048)	(1,010,013)	(1,207,581)	(1,509,806)	(1,537,740)	(210,669)

(3)

Include shipping and handling expenses, which amounted to RMB4.51 billion for the year ended December 31, 2020, RMB5.24 billion for the year ended December 31, 2021, RMB5.06 billion for the year ended December 31, 2022, RMB5.84 billion for the year ended December 31, 2023 and RMB5.82 billion (US$797.7 million) for the year ended December 31, 2024.

(4)	Each ADS represents 0.2 Class A ordinary shares.

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash, cash equivalents and restricted cash	12,811,321	17,171,269	23,103,401	26,297,366	26,954,503	3,692,752
Total current assets	31,172,982	32,841,945	33,734,433	37,560,598	37,802,559	5,178,930
Total assets	58,940,814	62,287,541	65,475,510	72,322,594	74,936,126	10,266,208
Total liabilities	29,555,025	28,459,225	31,402,467	33,762,836	33,386,897	4,573,986
Total shareholders’ equity	29,385,789	33,828,316	34,073,043	38,559,758	41,549,229	5,692,222

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Corporate Structure

•

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform” on page 41 of this annual report.

•

We rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If the consolidated variable interest entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If the consolidated variable interest entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation” on page 43 of this annual report.

•

The shareholders of the significant consolidated variable interest entity have potential conflict of interest with us, which may adversely affect our business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the significant consolidated variable interest entity have potential conflict of interest with us, which may adversely affect our business” on page 43 of this annual report.

Risks Relating to Doing Business in China

•

Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations” on page 46 of this annual report.

•

Uncertainties with respect to the PRC legal system could adversely affect us. Since the PRC legal system may still be evolving, certain laws and regulations may evolve quickly with little advance notice, and the interpretation and enforcement of these laws and regulations may involve uncertainties and could limit the legal protections available to you and us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” on page 46 of this annual report.

•

A majority of our business operations are conducted in China, and we are subject to complex and evolving PRC laws and regulations. PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” on page 46 of this annual report.

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 47 of this annual report.

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 47 of this annual report.

•

The PRC government may exert more control over offerings conducted overseas by and/or foreign investment in our company, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offshore offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. The approval of, filing with, and other administrative requirements of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of, filing with, and other administrative requirements of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 48 of this annual report.

•

We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business” on page 49 of this annual report.

•

The funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China-Government control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment” on page 48 of this annual report and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries and payments made by the VIEs to us in accordance with the contractual arrangements to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries and the VIEs to make payments to us could materially and adversely affect our ability to conduct our business” on page 52 of this annual report.

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

In addition, we seek to expand into the offline retail business that complements our online business and have for this purpose acquired control in various entities in the past years. As of December 31, 2024, we had a nationwide offline network, primarily consisting of 20 Shan Shan Outlets and a number of other offline retail stores. We cannot assure you that we will be able to compete successfully with existing offline competitors, including, among other things, traditional offline malls that have accumulated considerable customer base and offline stores of other reputable online retailers. We may lack sufficient experience in or capabilities for offline operations, including offline store management. We may not be able to locate desirable sites for our stores. Operating offline stores requires considerable capital and personnel, and we may not be able to generate profits from our offline business to cover the cost within a short period of time. The occurrence of any of the above may adversely affect our business, prospects, financial condition, and results of operations.

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

We believe that the recognition and reputation of our brand among our customers and brand partners have significantly contributed to the growth of our business. Maintaining and enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and, if not properly managed, may negatively impact our brand and reputation. These factors include our ability to:

•	provide satisfactory user experience as consumer preferences evolve and as we expand into new product and service categories;

•	offer desirable branded merchandises at appealing discounts on a daily basis;

•	increase brand awareness among existing and potential customers through various marketing and promotional activities and word-of-mouth referrals;

•	maintain the popularity, attractiveness, and quality of the products and services that we offer;

•	maintain the efficiency, reliability, and quality of our fulfillment services; and

•	preserve our reputation and goodwill in the event of any negative media publicity on internet security, product quality, or authenticity issues affecting us or other online retail businesses in China

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

We source our products from both domestic and international brand partners. As of December 31, 2022, 2023 and 2024, we worked with over 27,000, 29,000 and 30,000 brand partners, respectively. We depend significantly on our ability to source products from brand partners on favorable pricing terms, typically at a substantial discount to the original sales price. However, our agreements do not ensure the long-term availability of merchandise or the continuation of any particular pricing practices. We cannot assure you that our current brand partners will continue to sell products to us on commercially acceptable terms, or at all. In the event that we are not able to purchase merchandise on favorable pricing terms, our revenues, profit margin, and earnings may be materially and adversely affected. Our brand partners primarily include brand owners, and to a lesser extent, brand distributors and resellers. If any brand distributor or reseller fails to obtain or maintain appropriate authorization from the brand owners to sell certain products to us, such brand distributor or reseller may cease selling such products to us at any time, which may adversely affect our business and revenues. Furthermore, although we, as an online distributor, are not directly responsible to obtain customs clearance or other permits for the sale of products imported by our brand partners, we are required under the PRC import regulations to check whether our brand partners who import such products have obtained the requisite import-related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. If any of our brand partners fails to pay the required import tariffs, fails to obtain clearance from the customs or inspection and quarantine bureaus, or fails to meet the product labeling or other mandatory specification requirements, and sells such imported products to us, we may be subject to fines, suspension of business, and confiscation of unlawfully sold products and the proceeds from such sales, depending on the nature and gravity of such liabilities.

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

Purchases of apparel, fashion accessories, and other items over the internet may be subject to higher return rate than merchandise sold at physical stores. In order to accommodate our customers and to overcome any hesitance that they may have in shopping with us, we currently implement a unified seven-day product return policy for purchases via our Vipshop Online Platform and refund our customers if they refuse to accept the delivery, which also constitutes a product return. Our product return rate increased during 2022 to 2024 due to the increased sales contribution from apparel products, which tend to carry a higher return rate as compared with standardized products, as well as the popularity of our Super VIP Membership program that offers free shipping and free return for its paid members. If we are unable to efficiently manage our product return rate within an appropriate range relative to our sales volume, or if our product return rate increases or is higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rate for such products increases significantly, we may experience an increase in our inventory balance, inventory impairment, and fulfillment costs, which may materially and adversely affect our working capital. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

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

Our logistics network, currently consisting of both regional logistics hubs and local distribution centers, is essential to our business operations. We plan to maintain our logistics network to accommodate increasing volumes of customer orders, enhance customer experience, and provide sufficient coverage across China. However, we cannot assure you that our plans to maintain the operation of our own logistics centers will be successful. Nor can we assure you that we will be able to recruit or retain qualified managerial and operational personnel to support our logistics network. If we are unable to effectively control expenses relating to the maintenance of our logistics network, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

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

Our servers may be vulnerable to computer viruses, user traffic boom that exceeds the capacity of our servers, physical or electronic break-ins, and other disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data, or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We did not have any material system failure in 2024.

Additionally, we intend to continue using our available cash and financing options to upgrade and improve our IT systems and cybersecurity to support our business growth. For the year ended December 31, 2022, 2023 and 2024, we spent RMB222.4 million, RMB233.0 million and RMB308.0 million (US$42.2 million) to maintain our IT and cybersecurity protections, respectively. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future IT systems do not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn, could materially and adversely affect our business, financial condition, and results of operations.

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

We have been and may continue to be subject to allegations that some of the items sold on our platforms are counterfeit or unauthorized from the brand owners. As of December 31, 2022, 2023 and 2024, we worked with over 27,000, 29,000 and 30,000 brand partners, respectively, via our Vipshop Online Platform. We cannot assure you that measures we have adopted in the course of sourcing such products to ensure their authenticity or authorization and to minimize potential liability of infringing third parties’ rights will be effective. Any inadvertent sales of counterfeit, non-authentic or unauthorized items, or public perception of such incidents could harm our reputation, impair our ability to attract and retain customers, and cause us to incur additional costs to respond to any incident of this nature. If counterfeit products, unauthorized products, or products, images, logos, or any other information that otherwise infringe third parties’ rights are sold or posted on our platform, we could also face infringement claims. We have occasionally received claims alleging our infringement of third-party rights and, depending on the circumstances, have incurred significant settlement expenses. We cannot assure you that in the future, we will not be required to allocate significant resources and incur material expenses regarding such claims. We may need to pay substantial amount of compensation to settle similar claims for the avoidance of being involved in any legal proceedings, and could be required to pay substantial damages or to refrain from the sale of products in the event that a claimant prevails in any proceedings against us. In the event that we negligently participate or assist in infringing activities associated with counterfeit goods, forms of potential liabilities that we may be subject to under the PRC law include injunctions to cease infringing activities, rectification, compensation, and administrative penalties. Moreover, our reputation could be adversely affected due to the negative publicity of any infringement claim against us. Any third-party claims may materially and adversely affect our business, prospects, financial condition, and results of operations.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the CAC, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. The Cybersecurity Law came into effect in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information. In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which came into effect in September 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security must be reviewed, and prohibits any individual or entity in China from providing data stored in China to foreign judicial or law enforcement departments without the approval of competent authorities in China. Moreover, in August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which came into effect in November 2021 and further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. On February 12, 2025, the CAC published the Administrative Measures for the Compliance Audit of Personal Information Protection, or the Compliance Audit Measures, which will take effect on May 1, 2025. According to the Compliance Audit Measures, compliance audit of personal information protection refers to the supervision activities in which the personal information processing activities of personal information processors are examined and evaluated regarding their compliance with laws and administrative regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Privacy” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security” for more details.

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

On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which became effective on January 1, 2025. The Regulations on Network Data Security Administration provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. However, the Regulations on Network Data provide no further explanation or interpretation as to how to determine what “may affect national security,” and there remain uncertainties as to whether we would be subject to the cybersecurity review.

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

The data-related legislations may further evolve and certain concepts thereunder remain subject to clarifications and interpretations by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for the protection and management of such data. The Cybersecurity Review Measures and the Regulations on Network Data Security Administration remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Regulations on Network Data Security Administration, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures, the Regulations on Network Data Security Administration, and the Measures for Security Assessment of Cross-border Data Transfer mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether we can complete these additional procedures timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations and significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners, and others, to protect our proprietary rights. As of December 31, 2024, we had been granted 370 patents and submitted 1,054 patent applications in China, owned 2,264 registered trademarks in China and 103 registered trademarks outside China, 266 copyrights (including copyrights to 235 software products in China that we develop relating to various aspects of our operations), and 30 registered domain names that are material to our business, including vip.com and vipshop.com. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

On January 10, 2024, the Anti-monopoly and Anti-unfair Competition Committee of the State Council issued the Anti-monopoly Guidelines for Industry Associations. The guidelines clarify prohibited practices for industry associations in organizing horizontal and vertical monopoly agreements, explicitly forbid interference with market pricing mechanisms, and specify corresponding legal liabilities for violations. On April 25, 2024, the Anti-monopoly Compliance Guideline for Operators was amended by the Anti-monopoly and Anti-unfair Competition Committee of the State Council. The guideline strengthens anti-monopoly compliance management and introduces measures for compliance management and incentives. On June 6, 2024, the State Council issued the Fair Competition Review Regulation. It is the first administrative regulation to comprehensively and systematically stipulate fair competition review, standardizing the review criteria for policy measures. On October 13, 2024, the SAMR issued the Work Rules for Handling Reports on Fair Competition Review, which clarifies the report handling mechanism and safeguards the public’s right to report policies and measures suspected of violating the fair competition review regulations. On November 4, 2024, the SAMR issued the Anti-monopoly Guidelines for Standard Essential Patents. It introduces ex-ante and interim supervision mechanisms, encourages best practices, and details monopolistic behaviors related to standard essential patents, clarifying their typical types and identification factors. On December 20, 2024, the SAMR issued the Guidelines for the Review of Horizontal Concentrations of Undertakings. It clarifies the review criteria for business operator concentrations with different market, focuses on dynamic competitive impacts, and removes the data protection clause.

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

We have been subject to administrative proceedings relating to anti-unfair competition laws, and may be subject to administrative proceedings relating to anti-monopoly and anti-unfair competition laws and regulations in the future. On May 6, 2024, the SAMR issued the Interim Provisions on Anti-Unfair Competition on the Internet, which prohibit business operators from using data, algorithms, and other technical means to commit traffic hijacking, interference, malicious incompatibility, and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators. As of the date of this annual report, the aforesaid provisions have not been formally adopted, and due to the lack of further clarification, uncertainties remain as to the interpretation and implementation of such provisions. On December 25, 2024, the Standing Committee of the National People’s Congress, or SCNPC, promulgated the Revision Draft of Anti-unfair Competition Law for public comments, which reemphasized the specific rules to regulate unfair competition in the data economy area.

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

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, or the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. For example, China enacted its amended Company Law, which came into effect on July 1, 2024. The changes are considerable in many respects and will have profound implications for companies incorporated in China, such as the five-year capital contribution timeframe for shareholders of limited liability companies to make their capital contributions in full, subject to applicable rules of transition period to be promulgated in the future. In response to these changes, we may need to devote significant efforts and resources to adapt and conform our PRC corporate practices to the new regulatory regime.

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

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for each fiscal year. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2024. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.

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

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. Recently, the U.S. has imposed or proposed the imposition of new tariffs on products imported into the U.S. from a number of countries, such as China and Canada and could propose additional tariffs or increases to those already in place. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. Escalating U.S.-China tariff tensions have triggered a chain reaction of economic and political repercussions, potentially worsening bilateral relations. U.S. legislative and policy initiatives may impose stricter measures on China-based companies listed on U.S. exchanges. Heightened tensions could also reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Vipshop Holdings Limited would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our vehicles, and thus negatively affect our business, prospects, financial condition, and results of operations.

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

We are a Cayman Islands company, and our PRC subsidiary Vipshop (China) Co., Ltd., or Vipshop China, is a WFOE under the PRC law. To comply with PRC laws and regulations, our operations in China, including the operations of our Vipshop Online Platform, are conducted through contractual arrangements entered into between Vipshop China and the respective consolidated variable interest entities, Vipshop E-Commerce, Vipshop Information, and Pin Jun Tong. Because all shareholders of the consolidated variable interest entities are PRC citizens, the consolidated variable interest entities are considered PRC domestic companies under PRC laws. As of the date of this annual report, Vipshop E-Commerce holds a value-added telecommunication business operating license for online data processing and transaction processing (operating e-commerce) services valid until December 28, 2027, which is required for providing platform access to third-party merchants for their sales of products to further develop our business; Vipshop E-Commerce also holds an Internet Culture Operation License, which is valid until May 27, 2027, for its operation of internet culture businesses. We are in the process of renewing this license. However, we cannot assure you that we can renew this license before its expiry, or at all. For a detailed description of these licenses and permits, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Licenses and Permits.” Each of the consolidated variable interest entities is a PRC limited liability company. As a result of these contractual arrangements, we are considered the primary beneficiary of the consolidated variable interest entities and consolidate their operating results in our financial statements under U.S. GAAP for accounting purposes. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Particularly, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If our ownership structure, contractual arrangements, and businesses of our company, our PRC subsidiaries, or the consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, the government authorities, including the CSRC, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or the consolidated variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiaries or the consolidated variable interest entities, shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from any securities offerings outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. We could also be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to maintain the rights over the assets of the consolidated variable interest entities to which our WFOEs are entitled pursuant to the contractual arrangements, which contributed 1.1%, 0.3% and 0.3% of our revenues in 2022, 2023 and 2024, respectively. Our Cayman Islands holding company, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

The most recent negative list, issued on September 6, 2024 and effective on November 1, 2024, stipulates that any PRC domestic enterprise engaging in prohibited industries under the negative list must obtain the consent of the competent PRC authorities for overseas listing, and the foreign investors cannot participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise must be subject to the administrative provisions relating to foreign investment in the securities of PRC domestic companies. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the National Development and Reform Commission, or the NDRC, addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is unclear, however, whether the aforesaid provisions in the negative list will apply to the companies that conduct their business operations in China through contractual arrangements. The Guideline No. 2 on the Application of Regulatory Rules on Overseas Securities Offerings and Listings, as one of the supporting guidelines for the Overseas Offering and Listing Measures, provides that the filing documents submitted to the CSRC must specify, among other things: (i) whether the PRC laws, administrative regulations, or provisions restrict or prohibit the PRC domestic companies from conducting business and/or holding licenses or qualifications for the issuers through contractual arrangements; and (ii) whether the PRC domestic operating entities that have contractual arrangements with the issuers fall into the industries in which foreign investments are restricted or prohibited. The officials from the CSRC clarified at the press conference held for the Overseas Offering and Listing Measures on February 17, 2023, that the CSRC would solicit opinions from regulatory authorities and complete the filing of the overseas listing of companies with the variable interest entity structure that meet the compliance requirements. Uncertainty still remains on how such rules will be interpreted and implemented. It also remains uncertain whether our corporate structure may be deemed as violating the foreign investment restrictions in China.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

All of our total net revenues and most of our expenses are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings, and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of Renminbi against U.S. dollars would reduce the amount of Renminbi we would receive if we need to convert U.S. dollars into Renminbi. Conversely, a significant depreciation of Renminbi against U.S. dollars may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs. Also, the difference between the reporting currency and the denomination currency may expose us to additional uncertainties in connection with the foreign currency translation. In 2022, 2023 and 2024, we recorded exchange gain of RMB687.9 million, exchange gain of RMB162.7 million, and exchange loss of RMB24.8 million (US$3.4 million), respectively.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with the government authorities in China. According to the PRC regulations on foreign-invested enterprises, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with a local bank authorized by SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy the requirements as provided in the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. Any medium- or long-term loan that we may provide to the consolidated variable interest entities must be approved by the NDRC and SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans that we may provide to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our debt and equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is no statutory limit in effect on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the filing and registration procedures. With respect to loans that we may provide to the PRC subsidiaries, (i) if the PRC subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of the loans should not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the PRC subsidiaries adopt the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-prudential Management of Full-covered Cross-border Financing issued by the People’s Bank of China on January 12, 2017, or PBOC Notice No. 9, and apply the latest macro-prudential adjustment parameter adopted by the People’s Bank of China and SAFE on January 13, 2025, the outstanding amount of the loans should not exceed 350% of the net asset of the relevant PRC subsidiary.

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

We and our PRC resident employees who participate in the employee stock incentive plans, which we adopted in March 2011, March 2012, July 2014 and August 2024, respectively, have been subject to these regulations since our company became a publicly-listed company in the United States in March 2012. We have been assisting our PRC option grantees to complete the required registrations and procedures on a quarterly basis. If we or our PRC option grantees fail to comply with these regulations, we or our PRC option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution—Stock Incentive Plans.”

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

In addition, the State Taxation Administration issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-controlled Offshore-incorporated Resident Enterprises (Trial Implementation) on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, or STA Bulletin 45, providing more guidance on the implementation of STA Circular 82. STA Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax-Enterprise Income Tax.”

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

Since we first listed our ADSs on the New York Stock Exchange, or the NYSE, on March 23, 2012, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2024, the trading prices of our ADSs on the NYSE have ranged from US$11.50 to US$20.19 per ADS.

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

Our co-founder, chairman, and chief executive officer, Mr. Eric Ya Shen, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2025, Mr. Eric Ya Shen beneficially owned approximately 64.5% of the aggregate voting power of our company. As a result, Mr. Eric Ya Shen has considerable influence over matters such as electing directors and approving material mergers, acquisitions, or other business combination transactions, and he may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Any possible enforcement against such collateral could materially affect the influence of Mr. Eric Ya Shen over important corporate matters or the trading price of our ADSs.

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

We adopted an annual cash dividend policy in February 2024, under which we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and the applicable laws and regulations. Accordingly, we declared a cash dividend of US$2.15 per ordinary share, or US$0.43 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on March 15, 2024. The cash dividends were paid in April 2024. In February 2025, we declared an annual cash dividend for fiscal year 2024 in the amount of US$2.40 per ordinary share, or US$0.48 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 11, 2025. The cash dividends are expected to be paid on April 25, 2025.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and the consolidated variable interest entities. Among our directors and executive officers, Arthur Xiaobo Hong, Martin Chi Ping Lau, Jacky Yu Xu, Xing Liu, and Nanyan Zheng habitually reside in Hong Kong while the other directors and executive officers all habitually reside in mainland China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Although the law in this regard is unclear, we treat the consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because their management decisions are made by our WFOE in accordance with the contractual arrangements but also because we are entitled to substantially all of their economic benefits in accordance with the contractual arrangements, and, as a result, we have a “controlling financial interest” in the consolidated variable interest entities as defined in FASB ASC 810 so that we are considered the primary beneficiary of these consolidated variable interest entities for accounting purposes and thus consolidate their results of operations in our consolidated financial statements under U.S. GAAP. If it were determined, however, that we are not the owner of any of the consolidated variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

Assuming that we are the owner of the consolidated variable interest entities for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be a PFIC for the current or future taxable years. Recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Our Company

We are a holding company incorporated in the Cayman Islands and conduct our business through our subsidiaries and the consolidated variable interest entities in China. We started our operations in August 2008 when our founders established Vipshop Information in China. In order to facilitate foreign investment in our company, our founders incorporated Vipshop Holdings Limited, an offshore holding company in Cayman Islands, in August 2010. In October 2010, Vipshop Holdings Limited established Vipshop International Holdings Limited, a wholly-owned subsidiary, in Hong Kong. Subsequently, Vipshop International Holdings Limited established a wholly-owned PRC subsidiary, Vipshop China, in January 2011 and a wholly-owned PRC subsidiary, Chongqing Pinwei, in March 2024. Along with the growth of our mobile active customers and mobile service offerings, Vipshop China formed Guangzhou Pinwei Software Co., Ltd. in 2012 as a research and development center to focus on our mobile product and solutions.

To support our regional business expansion, Vipshop China established a number of wholly-owned PRC subsidiaries that focus on warehousing services, retail business, product procurement, as well as software development and information technology support over the years since 2011. As of December 31, 2024, we mainly rely on Chongqing Pinwei. and the following five principal subsidiaries of Vipshop China for our business operations:

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

Our principal executive offices are located at 128 Dingxin Road, Haizhu District, Guangzhou, Guangdong 510220, People’s Republic of China. Our telephone number at this address is +86 (20) 2233-0025. Our registered office in the Cayman Islands is located at the office of International Corporation Services Ltd, P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our website is https://www.vip.com. The information on our websites should not be deemed to be part of this annual report. All information filed with the SEC can be obtained over the internet at SEC’s website at https://www.sec.gov.

B.	Business Overview

We pioneered an innovative “flash sales” model to reinvent how brands sell, and shoppers buy, off-price products. Through our sixteen years of dedicated operations in discount retail, we have grown to be an expert in the industry and established a large and growing base of loyal customers and brand partners. As of December 31, 2024, we had approximately 615.8 million registered members and approximately 293.5 million cumulative customers, collaborated with approximately 30,000 brand partners, and promoted and sold products for over approximately 47,000 popular domestic and international brands. Our GMV increased by 0.6% from RMB208.0 billion in 2023 to RMB209.3 billion in 2024.

With our dedicated operations in the discount retail industry and through our continuous innovations to stimulate customers’ excitement in their shopping experience, we have accumulated a large number of active customers and repeat customers. The total number of our active customers was 84.1 million, 87.4 million and 84.7 million in 2022, 2023 and 2024, respectively. The total number of our repeat customers was 71.8 million, 74.9 million and 72.8 million in 2022, 2023 and 2024, respectively, representing 85.4%, 85.8% and 86.0%, respectively, of the total number of active customers during the same periods. We also had 7.6 million and 8.8 million active Super VIP customers in 2023 and 2024, respectively.

We built our highly scalable and customized e-commerce infrastructure to serve the needs of flash sales and business innovations and to become more intelligent and efficient with every order. Our core competencies in merchandising, technology, fulfillment and customer service differentiate us from our competitors and serve as the pillars of our success.

Our Flash Sales Model

Flash sales embody characteristics of value, quality, and convenience that are well suited to brand-conscious consumers in China seeking quality goods at substantial discounts. We offer sales events daily with an ever-changing and curated selection of popular branded products at deeply discounted prices in limited quantities during limited time periods, creating a “thrilling and exciting” shopping experience for our customers. We optimize the brand portfolio and product mix of our daily sales events based on our strong merchandising expertise. As of December 31, 2024, we had diverse product offerings from a cumulative of approximately 47,000 domestic and international brands, including apparel, accessories, and standardized products. Leveraging our discount retail merchandising expertise and industry insights, we are able to select a range of desirable brands and products from mass market to premium that appeal to a broad base of consumers with different purchasing powers throughout China. To foster customer confidence of purchasing high-quality products from our Vipshop Online Platform, we provide limited product quality insurance.

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

The Vipshop App, available on mainstream mobile operating systems including iOS and Android since 2011, is our top portal of the Vipshop Online Platform in terms of GMV generated and the numbers of registered members and unique visitors. We have been upgrading the Vipshop App, adding new features from time to time to increase our customer stickiness and engagement. For the year ended December 31, 2024, GMV generated by our Vipshop App users accounted for approximately 90% of our total online GMV.

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

We leverage a variety of channels to better organize our branded products and help customers discover their desired items. Specifically, we operate different channels by product categories, such as womenswear, menswear, sportswear and sporting goods, shoes and bags, accessories, baby and children products, skincare and cosmetics, home goods and other lifestyle products, and supermarket products. We also constantly adapt various channels to better address the evolving customer needs and reach the prospective customers. For instance, we launched Everyday Low Prices and Time-limit Promotions to provide best deals for more value-conscious customers. We also have dedicated Trendy, Luxury and Outlet channels primarily targeting customers who desire new, trendy, premium designer and luxury brands at affordable prices.

Our Vipshop Online Platform offers many user-friendly features that enhance customer experience, including AI-powered searches, personalized recommendations, live streaming, and other innovative functions that simulate “in-store” shopping experience. For our Super VIP members, we operate a dedicated membership store that allows our paid members to enjoy their exclusive membership privileges, such as extra 5% discount, special offers, private sales, and personalized customer service.

Our Offline Operations

In addition to our Vipshop Online Platform, we operate a nationwide offline network consisting of 20 Shan Shan Outlets and a number of other offline retail stores as of December 31, 2024 that complements our online business. Leveraging the extensive experience that we have amassed from our online platform operations, the offline stores offer popular branded products at discounts to cater to the preferences of consumers from different geographic locations. The offline stores enhance consumer experience through personalized recommendations and interactive services provided by sales staff, and generate customer traffic that in turn feed back to our online platform. For details of our strategic acquisitions of Shan Shan Outlets, see “—Strategic Investments and Acquisitions.”

In 2024, most of our sales were generated through our Vipshop Online Platform and the sales through these offline outlets and stores were immaterial to our business. In 2022, 2023 and 2024, we sourced 97%, 97% and 96% of our net revenues from our Vipshop Online Platform, respectively.

Our Brand Partners

Since our inception in August 2008, we have attracted a broad and diverse group of brand partners. Our brand partners primarily include brand owners, and, to a lesser extent, brand distributors and resellers. As of December 31, 2022, 2023 and 2024, we worked with over 27,000, 29,000 and 30,000 brand partners, respectively. None of the brands accounted for more than 3% of our total revenues in 2022, 2023 or 2024.

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

Brand Selection and Procurement

Brand Selection

We have implemented a strict and methodical brand selection process. Our merchandising team, which consisted of over 1,000 members as of December 31, 2024, is responsible for identifying potential qualified brands based on our selection guidelines. We also unveiled our Global Buyer Manifesto, highlighting the merchandising teams’ commitment to core principles like focusing on sourcing top-quality products, meticulously selecting brands, maintaining strict quality standards, and offering competitive pricing to ensure a worry-free shopping experience to users; collaborating with brands to provide great deals; encouraging eco-friendly consumer behavior by advocating environmental protection and sustainable practices.

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

Once a potential brand partner is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses, safety, sanitary and quality certifications, trademark registration certificates, and license agreements in relation to the branded products. This review process helps ensure that we maintain a portfolio of brands with high standards and good reputation that can meet our customers’ expectations.

We seek to build long-term relationships with qualified brand partners. We generally enter into agreements with brand partners based on our standard form, in which brand partners grant us authorization to market and sell products certain brands on our Vipshop Online Platform. In most cases, we enter into annual framework agreements with our brand partners, with separate agreements for supplemental supply orders for each flash sales event. We regularly communicate with our brand partners to discuss the schedules and product offerings for specific sales events, striving to achieve results that are beneficial to all parties involved.

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

Our Product and Service Offerings

Product Categories

We offer a broad spectrum of products ranging from womenswear, menswear, sportswear and sporting goods, shoes and bags, accessories, baby and children products, skincare and cosmetics, home goods and other lifestyle products, and supermarket products from desirable domestic and international brands. We pay close attention to every aspect of our services to enhance customer experience from packaging to shipping and to after-sales customer service.

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

Our automated warehouse management system enables us to closely monitor each step of the fulfillment process, from when a purchase order is confirmed with a brand partner, to when the products are stocked in our logistics centers, and eventually when the product is packaged and picked up for shipment to the customer. We have continually focused on implementing new initiatives to refine our automated warehouse management system throughout our operations. For example, we have implemented the honeycomb system, an automated goods-to-person warehousing system well-suited for handling large quantities with high access speeds, in our South China, Southwest China, and East China logistics hubs to improve picking efficiency and accuracy of consumers’ orders. As we offer a curated selection of brands and products for each daily sale, our logistics centers and inventory management systems are also specifically designed to support the frequent sales events on our flash sales platform and a large volume of inventory turnover. In 2022, 2023 and 2024, we processed approximately 739.5 million, 812.3 million and 757.5 million customer orders, respectively.

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

Customer Service

We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a superior customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments, and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service e-mail, real-time online chat, or our customer service hotline 15 hours a day, seven days a week. Our Super VIP members enjoy 24/7 customer service support. We also engage certain high-quality third-party service centers to undertake certain customer services for us. As of December 31, 2024, we had over 1,500 customer service personnel, including independent contractors.

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

Technology

Technology Infrastructure

Our technological capabilities play an important role in the success of our business, and enable us to enhance operating efficiency and site scalability. We rely on a combination of our internally developed proprietary technologies, open source solutions, and licensed technologies to optimize every aspect of our operations for the benefit of our customers and brand partners. We have invested in Artificial Intelligence (AI) and our in-house developed AI model enables our team to serve customers and brand partners with greater efficiency. For example, AI capabilities are increasingly applied to improve the relevancy and accuracy of search and recommendation so that customers of different intents are more likely to browse and shop across categories. AI-generated content such as product highlights, photos and videos are applied across our platform to optimize the overall shopping experience for customers. In addition, we have made initial attempts at other application scenarios such as shopping guide, marketing content, customer service and analytics tools for brand partners.

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

Environmental, Social, and Governance (ESG)

We are committed to promoting corporate social responsibility and sustainable development as well as integrating these principles into all major aspects of our business operations. As a testament to our sustainable business practices, our MSCI ESG Rating was elevated to “A” in July 2021, and further elevated to “AA” in October 2023, marking our company as a leader among over 300 companies in the consumer discretionary industry. Moreover, we bagged the titles of China’s Best Employer of the Year and China’s Most Sustainable Employer of the Year in 2022, and the Most Popular Employer Among Employees in 2024, in the selection by Forbes China and Russell Reynolds Associates, a global search and leadership advisory firm.

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

We define our ESG strategy with the goal of “co-creation of a new sustainable life” to explore a path of sustainable development across five core areas: New Sustainable Choices, Happy Consumption, Proactive Inclusivity, Beautiful Society, and Dependable Compliance. In addition, we also pledge to achieve carbon neutrality in our own operations and a 50% reduction in Scope 3 carbon emission intensity no later than 2030.

In January 2024, we released our Carbon Reduction Goals and Action Report, which detailed our robust efforts in reducing carbon emissions. These initiatives include increasing the proportion of clean energy usage, improving energy efficiency, and advancing green logistics. The ultimate goal is to strive carbon neutrality in its own operations, promote the low-carbon development within the value chain, and contribute to societal green transformation.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers, and other parties to protect our proprietary rights. As of December 31, 2024, we had been granted 370 patents and submitted 1,054 patent applications in China, owned 2,264 registered trademarks in China and 103 registered trademarks outside China, 266 copyrights (including copyrights to 235 software products in China that we develop relating to various aspects of our operations), and 30 registered domain names that are material to our business, including vip.com and vipshop.com.

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

Acquisition of Shan Shan Outlets. In July 2019, we entered into a share purchase agreement with Ningbo Xingtong Chuangfu Equity Investment Partnership and Shan Shan Group Co., Ltd., in connection with the acquisition of 100% equity interests in Shan Shan Outlets, a leading player in the offline outlet management industry in China. The total consideration for the acquisition of Shan Shan Outlets was RMB2.95 billion, of which RMB2.93 billion had been paid as of December 31, 2019, and the remaining consideration was paid in January 2020. In 2022, 2023 and 2024, we made further investment of RMB553.7 million, nil and RMB512.0 million to acquire additional shares from the existing shareholders of subsidiaries of Shan Shan Outlets.

Investment in Sichuan VipFubon Consumer Finance Co., Ltd. In October 2021, Sichuan VipFubon Consumer Finance Co., Ltd., or VipFubon, a company engaging in consumer finance business, was established by Fubon Bank (China) Co., Ltd., Xtep (China) Co., Ltd. and us. As of the date of this annual report, Fubon Bank (China) Co., Ltd., Xtep (China) Co., Ltd. and we hold 25.0%, 25.1%, and 49.9% of the equity interests in Sichuan VipFubon Consumer Finance Co., Ltd., respectively. We have made capital contribution totaling RMB249.5 million in and have significant influence over the company. In 2024, we invested an additional RMB250.5 million in VipFubon, increasing our equity interest to 50.0%. As of December 31, 2024, this investment was pending approval from financial regulatory authorities and had not yet been consummated. Therefore, the RMB250.5 million investment amount was recorded as a deposit under other long-term assets in our consolidated financial statements for the year ended December 31, 2024, included in this annual report on Form 20-F.

As of the date of this annual report, this investment transaction has been consummated following the completion of relevant business registration procedure. However, despite our increased shareholding in VipFubon, we cannot consolidate VipFubon in our consolidated financial statements because we do not have control over its board of directors.

Investment in Guofu Life Insurance Co., Ltd. Guofu Life Insurance Co., Ltd. is a national life insurance company established in June 2018 with the approval of the China Banking and Insurance Regulatory Commission. It provides a broad range of insurance products, including life insurance, annuity, health insurance, and accident insurance products, among other things. We held 16.0% of its equity interest from June 2018 to December 2021, and has been holding 20.4% of its equity interest since January 2022. The total capital contribution we made was RMB468.6 million as of December 31, 2024. We have significant influence on the investee since the year 2022. In 2024, we made an additional investment of RMB60.0 million to acquire additional shares from the existing shareholders of Guofu Life Insurance Co., Ltd., which would result in our equity interest increasing to 24.3%. However, as of the date of this annual report, this additional investment is still pending approval from financial regulatory authorities. Therefore, the transaction has not yet been consummated and the investment funds remain deposited in our bank-supervised account.

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

On October 26, 2022, the Ministry of Commerce and the NDRC released the Industry Guidelines of Encouraged Foreign Investment (2022 Version), which came into effect on January 1, 2023 and replaced the previous version of the Industry Guidelines of Encouraged Foreign Investment. On September 6, 2024, the Ministry of Commerce and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024 and replaced the previous version of the Special Administrative Measures (Negative List) for Foreign Investment Access.

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

On June 19, 2015, the Ministry of Industry and Information Technology issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business, allowing foreign investors to own more than 50% of equity interest in an operator of “operating e-commerce” business. The 2024 Negative List further provides that foreign investors are allowed to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward, and call center businesses, while foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

On April 8, 2024, the Ministry of Industry and Information Technology of China promulgated the Notice of the Ministry of Industry and Information Technology on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services to the Outside World, providing that in regions approved to carry out the pilot program, the restrictions on the foreign equity ratios for internet data centers (IDC), content delivery networks (CDN), internet service providers (ISP), online data processing and transaction processing, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video, and internet culture), as well as information protection and processing services, will be removed.

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

Regulations Relating to Licenses and Permits

Value-added Telecommunication Licenses

The PRC Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business initially issued by the Ministry of Industry and Information and most recently amended by the Ministry of Industry and Information Technology on June 6, 2019, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. Under the PRC Telecommunications Regulation, commercial operators of value-added telecommunications services must first obtain a Value-added Telecommunication License from the Ministry of Industry and Information or its provincial level counterparts. In 2017, the Ministry of Industry and Information Technology promulgated the latest Administrative Measures on Telecommunications Business Operating Permit, which set forth more specific provisions regarding the different types of Value-added Telecommunication Licenses required to operate different value-added telecommunications services, the qualifications and procedures for obtaining such different types of Value-added Telecommunication Licenses. Pursuant to the Administrative Measures on Internet Information Services, promulgated on September 25, 2000 and amended on December 6, 2024 by the State Council, commercial internet information services providers, which refer to providers of information or services to internet users with charge through internet, must obtain a Value-added Telecommunication License with the business scope of internet information services, namely the Internet Content Provider License, from competent regulatory authorities before providing any commercial internet content services within China. Pursuant to the Announcement on Launching the Pilot Program of Expanding the Opening-up in Value-added Telecommunications Services, promulgated on April 8, 2024 by the Ministry of Industry and Information Technology, the Pilot Program shall be initially launched in the Comprehensive Demonstration Zone for Expanding Opening-up in the Services Sector in Beijing, the Lingang Special Area of China (Shanghai) Free Trade Zone for Leading Socialist Modernization, the Hainan Free Trade Port, and the Pilot Demonstration Area of Socialism with Chinese Characteristics in Shenzhen. In the approved pilot areas, the restrictions on foreign shareholding percentages for the following value-added telecommunications services shall be lifted: Internet data centers (IDC), content distribution networks (CDN), Internet access services (ISP), online data processing and transaction processing, information release platforms and delivery services (excluding Internet news information, online publishing, online audio-visual services, and Internet-based cultural businesses) within information services, and information protection and processing services.

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

Food Operating Permit

China has adopted a licensing system for food supply operations under the Food Safety Law, which was adopted on February 28, 2009 and most recently amended on April 29, 2021, and its implementation rules. Entities or individuals that intend to engage in food production, food distribution, or food service businesses must obtain licenses or permits for such businesses. On June 15, 2023, the SAMR issued the Administrative Measures for Food Operation Licensing and Filing, which was effective as of December 1, 2023. The Administrative Measures for Food Operation Licensing and Filing requires an enterprise engaging in food operating business to obtain a Food Operating Permit.

Record-filing by Third-party Platform Providers for Online Food Trading

On July 13, 2016, the China Food and Drug Administration promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, which were further amended by the SAMR on April 2, 2021 and on March 18, 2025, pursuant to which a third-party platform provider for online food trading in China must file a record with the competent office of the SAMR at the provincial level and obtain a filing number.

Record-filing for Operation of Medical Devices

Pursuant to the Regulations on Supervision and Administration of Medical Devices which were issued by the State Council in 2000 and further amended in March 2014, May 2017, February 2021, and December 2024, medical devices are divided into three types based on their risk levels. On July 30, 2014, the China Food and Drug Administration promulgated the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which became effective on October 1, 2014 and were amended on November 17, 2017 and March 10, 2022. Pursuant to the Regulations on Supervision and Administration of Medical Devices and the Measures on the Supervision and Administration of the Business Operations of Medical Devices, any entities that engage in the business operation of Type II medical devices must file a record with the local department responsible for the drug supervision and administration.

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

Payment Business License

On July 9, 2024, the People’s Bank of China issued the Implementation Rules for the Regulations on the Supervision and Management of Non-Bank Payment Institutions. Under these rules, a non-financial institution must obtain a Payment Business License to provide payment services and qualifies as a paying institution. With the Payment Business License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by the People’s Bank of China.

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

Permits for Spreading Audio-video Program via Information Network

On December 20, 2007, the Ministry of Industry and Information Technology and the National Radio and Television Administration jointly issued the Administrative Provisions on the Internet Audio-video Program Service, which came into effect on January 31, 2008 and were amended on August 28, 2015. These administrative provisions define “internet audio-video program services” as activities of producing, editing, and integrating audio-video programs, supplying audio-video programs to the general public via the internet, and providing audio-video programs uploading and transmission services to other people. Entities providing internet audio-video programs services must obtain Permits for Spreading Audio-video Program via Information Network. Applicants for the Permits for Spreading Audio-video Program must be state-owned or state-controlled entities unless the Permits for Spreading Audio-video Program have been obtained prior to the effectiveness of the Administrative Provisions on the Internet Audio-video Program Service in accordance with the then-in-effect laws and regulations. In addition, according to the 2024 Negative List, foreign-invested enterprises are not allowed to engage in the internet audio-video program services. According to the Administrative Provisions on the Internet Audio-video Program Service and other laws and regulations, audio-video programs provided by the entities supplying internet audio-video program services should not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that jeopardizes the sovereignty of the country or national security, and any content that disturbs social order or undermines social stability. A full copy of any audio-video program that has already been broadcasted must be retained for at least 60 days. Movies, television programs, and other media content used as internet audio-video program services must comply with applicable administrative regulations on radio, movie, and television programs. Internet audio-video program service providers must immediately remove the audio-video programs violating laws and regulations, keep the records, report to the authorities, and implement other regulatory requirements.

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

Record-filing and Registration of Foreign Trade Operators

Pursuant to the then effective PRC Foreign Trade Law promulgated by the Standing Committee of the National People’s Congress on May 12, 1994 and amended on April 6, 2004, November 7, 2016 and December 30, 2022, and the Measures for Record-filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce on June 25, 2004 and most recently amended on May 10, 2021, foreign trade business operators engaging in import or export of goods must go through record-filing and registration formalities with the Ministry of Commerce or authorities entrusted by the Ministry of Commerce, unless otherwise stipulated by laws, administrative regulations, and the Ministry of Commerce. On December 30, 2022, the Standing Committee of the National People’s Congress released the Decision of the Standing Committee of the National People’s Congress on Revising the PRC Foreign Trade Law, which removes the record-filing and registration requirements for foreign trade business operators. However, the Measures for Record-filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce have not been revised and the record-filing and registration requirements for foreign trade business operators thereunder have not been canceled.

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

On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which became effective on January 1, 2025. The Regulations on Network Data Security Administration provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

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

On February 12, 2025, the CAC published the Administrative Measures for the Compliance Audit of Personal Information Protection, or the Compliance Audit Measures, which will take effect on May 1, 2025. According to the Compliance Audit Measures, compliance audit of personal information protection refers to the supervision activities in which the personal information processing activities of personal information processors are examined and evaluated regarding their compliance with laws and administrative regulations. The Compliance Audit Measures further provides, among other things, that personal information processors that process personal information of more than 10 million individuals shall conduct at least one personal information protection compliance audit every two years.

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

On July 10, 2023, seven governmental authorities including the CAC published the Provisional Measures on AI-Generated Content Services, or the AIGC Measures, setting compliance standards for generative AI service providers. The AIGC Measures require generative AI service providers to take responsibility for the content they produce in accordance with the law and ensure information security. Besides, providers of generative AI services that influence public opinion or could mobilize society shall undergo security assessments and follow procedures for registering or updating their algorithms as required by applicable regulations. Non-compliance with the AIGC Measures may subject the providers of generative-AI services to penalties, including warning, public denouncement, rectification orders and suspension of the provision of relevant services. On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Administration, which provides that a network data processor that provides generative artificial intelligence services shall strengthen its security management of training data and processing activities of training data and take effective measures to prevent and address network data security risks.

On March 7, 2025, Cyberspace Administration of China, Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration of Radio and Television jointly promulgated the Measures for Labeling AI-Generated or Composed Content, which applies to the labeling of AI-generated or composed content by Internet information service providers. According to the Measures for Labeling AI-Generated or Composed Content, Internet information service providers shall add explicit labels to content generated or edited by simulating a natural person through intelligent dialogue and writing. Additionally, they are required to include implicit labels in the file metadata of such generated or composed content. The Measures for Labeling AI-Generated or Composed Content will become effective on September 1, 2025.

Regulations Relating to E-commerce

On March 18, 2025, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions (2025), which will come into effect on May 1, 2025. Under these measures, online transaction operators engaging in business activities should follow the principles of voluntariness, equality, fairness, and good faith, comply with laws, regulations, rules, business ethics, public order, and good morals, participate in market competition fairly, earnestly perform statutory obligations, actively assume subject responsibilities, and accept supervision from all sectors of the society. Online transaction platform operators should require business operators that are applying to sell goods or provide services on their platforms to provide authentic information such as information relating to identity, address, contact, and administrative license, verify and register such information, establish registration files, and verify and update such information at least once every six months. In addition, online transaction platform operators should establish an inspection and monitoring system relating to information of business operators on their platforms and relating to goods and services such business operators advertise. Where an online transaction platform operator identifies any information relating to goods and services on its platforms that is in violation of laws, regulations, or rules on market supervision and administration, damages national or public interests, or is detrimental to public order or good morals, it must take necessary measures to dispose such information in accordance with the law, maintain the records, and report the same to the administration for market regulation.

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

On March 24, 2025, the SAMR promulgated the Interim Measures for the Administration of Data Submission on Compliance for Online Transactions, which will come into effect on April 25, 2025. Under these measures, platform operators must, on a semi-annual basis, report to the relevant provincial-level market regulation authorities the identity information of all online business operators hosted on their platforms. In particular, for individual sellers operating without a business license, the platform is mandated to identify those whose annual transaction volume exceeds RMB 100,000.

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

On January 17, 2025, the National Financial Regulatory Administration issued the Interim Measures for the Supervision and Administration of Small Loan Companies. The Measures regulate the operating behavior of small loan companies and strengthen corporate governance and risk management. Meanwhile, the Measures refine the protection of consumer rights and interests and further clarify the supervisory responsibilities of local financial management institutions.

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

On March 15, 2024, the State Council promulgated the Implementing Regulations of the Consumer Rights and Interests Protection Law, which came into effect on July 1, 2024. The Implementing Regulations of the Consumer Rights and Interests Protection Law provide detailed provisions on business operators’ obligations, including protection of consumers’ personal and property safety, the handling of defective products, avoidance of fraudulent advertisement, promotion of price transparency, assurance of quality guarantee, and protection of consumers’ personal information. These regulations also refine provisions regarding online consumption and stipulated operators’ obligations concerning prepaid consumption. Specifically, business operators are prohibited from using technological means to forcibly or indirectly compel consumers to purchase goods or receive services, or excluding or limiting consumers’ choices of goods or services provided by other operators.

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

On September 6, 2024, the NDRC and the Ministry of Commerce jointly issued the 2024 Negative List, which came into effect on November 1, 2024. Pursuant to the 2024 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage should be subject to, mutatis mutandis, the regulations on the domestic securities investments by foreign investors.

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

In March 2018, the SAMR was formed to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, the NDRC, and the State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s provincial branches for anti-monopoly enforcement within their respective jurisdictions, and further issued the Anti-monopoly Compliance Guideline for Operators on September 11, 2020, which was amended on April 25, 2024, for establishing an anti-monopoly compliance management system and preventing anti-monopoly compliance risks.

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

On January 10, 2024, the Anti-monopoly and Anti-unfair Competition Committee of the State Council issued the Anti-monopoly Guidelines for Industry Associations. The guidelines clarify prohibited practices for industry associations in organizing horizontal and vertical monopoly agreements, explicitly forbid interference with market pricing mechanisms, and specify corresponding legal liabilities for violations. On June 6, 2024, the State Council issued the Fair Competition Review Regulation. It is the first administrative regulation to comprehensively and systematically stipulate fair competition review, standardizing the review criteria for policy measures. On October 13, 2024, the SAMR issued the Work Rules for Handling Reports on Fair Competition Review. It clarifies the report handling mechanism and safeguards the public’s right to report policies and measures suspected of violating the fair competition review regulations. On November 4, 2024, the SAMR issued the Anti-monopoly Guidelines for Standard Essential Patents. It introduces ex-ante and interim supervision mechanisms, encourages best practices, and details monopolistic behaviors related to standard essential patents, clarifying their typical types and identification factors. On December 20, 2024, the SAMR issued the Guidelines for the Review of Horizontal Concentrations of Undertakings. It clarifies the review criteria for business operator concentrations with different market, focuses on dynamic competitive impacts, and removes the data protection clause.

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

On May 6, 2024, the SAMR issued the Interim Provisions on Anti-Unfair Competition on the Internet, which prohibit business operators from using data, algorithms, and other technical means to commit traffic hijacking, interference, malicious incompatibility, and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators. As of the date of this annual report, the aforesaid provisions have not been formally adopted, and due to the lack of further clarification, uncertainties remain as to the interpretation and implementation of such provisions.

On December 25, 2024, SCNPC promulgated the Revision Draft of Anti-unfair Competition Law for public comments, which reemphasized the specific rules to regulate unfair competition in the data economy area.

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

Dividend Distribution

The principal regulations governing distribution of dividends of the foreign-invested enterprises include the PRC Foreign Investment Law, the Implementing Regulation of the Foreign Investment Law, and the PRC Company Law which was issued on December 29, 1993 and most recently amended on December 29, 2023.

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

Dividend Withholding Tax

The Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-PRC resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in China or (ii) have an establishment or place of business in China, but the income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The State Council or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued by the State Taxation Administration on February 20, 2009, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Circular on Issues concerning the “Beneficial Owner” in Tax Treaties issued by the State Taxation Administration on February 3, 2018, which became effective on April 1, 2018, a comprehensive analysis should be conducted based on the factors set out in the present article and in combination with the actual conditions of specific cases, and certain factors which will negatively affect the determination of an applicant’s status as a “beneficial owner” are provided, such as the business activities engaged in by the applicant do not constitute substantive business activities. On October 14, 2019, the State Taxation Administration promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, which became effective on January 1, 2020. These administrative measures provide that non-PRC resident enterprises are not required to obtain pre-approval from the tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the tax authorities.

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

On December 25, 2024, the SCNPC promulgated the VAT Law of the PRC, which will become effective on January 1, 2026 and will replace the Provisional Regulations on Value-added Tax. The VAT Law provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for simplified tax calculation method is 3%.

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

We face risks with respect to the contractual arrangements with the consolidated variable interest entities and their shareholders. If the consolidated variable interest entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements may be limited. If we are unable to maintain the contractual arrangements with the consolidated variable interest entities, we would not be able to continue to consolidate their financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the contractual arrangements with the consolidated variable interest entities, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2022, 2023 and 2024, our subsidiaries contributed in aggregate approximately 98.9%, 99.7% and 99.7%, respectively, of our total consolidated net revenues, excluding revenues derived from the consolidated variable interest entities. As of December 31, 2022, 2023 and 2024, our holding company and our subsidiaries accounted for an aggregate of 91.2%, 89.7% and 91.3%, respectively, of our consolidated total assets (excluding assets attributable to transactions with the consolidated variable interest entities). For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4. Information on the Company—B. Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

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

We are headquartered in Guangzhou. In addition to the office headquarters in Guangzhou, as of the date of this annual report, we had over 45,000 square meters of office space and 3.7 million square meters of warehouse space across China, of which 3.68 million square meters of warehouse space is owned by our company.

A summary of our owned and leased properties as of the date of this annual report is shown below:

Location/Business	Space	Usage of Property
	(in square meters)
Guangzhou—Owned	168,519	Office space
Guangzhou—Leased	9,047	Office space
Shanghai—Owned	18,359	Office space
Other cities in China—Owned	14,980	Office space
Other cities in China—Leased	2,951	Office space

Sub-total	213,855

China—Domestic-Owned(1)	3,675,183	Logistics centers
China—Domestic-Leased(1)	31,975	Logistics centers

Sub-total	3,707,157

China—Domestic-Owned	2,071,930	Retail property for Shan Shan Outlets
China—Domestic-Leased	270,501	Retail property, office space and warehouses for Shan Shan Outlets and other offline stores

Sub-total	2,342,431

China Domestic-Leased & Owned	167,602	General operational purposes

Note:

(1)	Includes bonded warehouses under customs supervision in China.

Our servers are hosted at leased internet data centers owned by leading PRC telecommunications carriers. We typically enter into leasing and hosting service agreements that are renewable from year to year. We believe that our existing facilities are sufficient for our near term needs.

The Group leases office space, offline stores. apartments and certain equipment under operating leases for term is ranging from short-term (under 12 months) to 16 years. The Group has options to extend or terminate leases, but the renewals or terminations of these leases are on negotiation basis.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We began our operations in August 2008 and have grown significantly since then. In 2022, 2023 and 2024, we fulfilled approximately 739.5 million, 812.3 million and 757.5 million customer orders, respectively, and we generated total net revenues of RMB103.15 billion, RMB112.86 billion and RMB108.42 billion (US$14.9 billion), respectively. In 2022, 2023 and 2024, we generated net income of RMB6.31 billion, RMB8.20 billion and RMB7.84 billion (US$1.07 billion), respectively. Our net income in 2022, 2023 and 2024 reflected share-based compensation expenses in an aggregate amount of RMB1,207.6 million, RMB1,509.8 million and RMB1,537.7 million (US$210.7 million), respectively.

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

As of December 31, 2024, we had cash and cash equivalents and restricted cash of RMB26.95 billion (US$3.69 billion) and short-term investments of RMB1.87 billion (US$256.6 million). Our short-term investments consist primarily of investments in financial products offered by commercial banks in China with fixed maturity dates ranging from three months to one year. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

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

The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
Total net revenues (RMB in thousands)	103,152,489	112,856,020	108,420,832
Active customers (in millions)	84.1	87.4	84.7
Total orders (in millions)	739.5	812.3	757.5
Average orders per active customer	8.7	9.3	8.9
GMV (RMB in billions)	175.2	208.0	209.3

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

Operating Expenses

Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content expenses, and (iv) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the Year Ended December 31,
	2022		2023		2024
	RMB’000%		RMB’000%		RMB’000	US$’000%
Fulfillment expenses	7,247,210	7.0	8,262,004	7.3	8,346,864	1,143,516	7.7
Marketing expenses	2,831,316	2.7	3,242,215	2.9	2,979,654	408,211	2.8
Technology and content expenses	1,605,422	1.6	1,767,530	1.6	1,892,434	259,262	1.7
General and administrative expenses	4,459,518	4.3	4,146,568	3.7	3,992,657	546,992	3.7

Total operating expenses	16,143,466	15.6	17,418,317	15.5	17,211,609	2,357,981	15.9

Fulfillment expenses. Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses, depreciation and amortization of warehouse and logistics equipment, compensation and benefits of our logistics and client service cost. Our shipping and handling expenses were RMB5.06 billion, RMB5.84 billion and RMB5.82 billion (US$797.7 million) in 2022, 2023 and 2024, respectively. Our fulfillment services utilize regional logistics hubs and rely on high-quality delivery service providers with national coverage. We expect our fulfillment expenses as a percentage of our total net revenues to increase slightly in the foreseeable future due to continuous increase in sales return rate.

Marketing expenses. Marketing expenses primarily represent advertising expenses incurred in connection with our brand promotional activities, as well as compensation and benefits of our marketing staff. In the foreseeable future, we expect our customer acquisition costs will remain at a manageable level, with relatively balanced spending in new and existing customer acquisition and retention.

Technology and content expenses. Technology and content expenses primarily consist of the compensation and benefits of our IT staff, depreciation of IT equipment’s, telecommunications expenses, and expenses incurred in creating content for our sales events on our platform. In the foreseeable future, we expect to make continues investment in large model and AIGC to enhance user experience, improve operating efficiency and reduce the overall cost.

General and administrative expenses. General and administrative expenses primarily consist of compensation and benefits of our headquarters and administrative staff, payment processing fees, depreciations, rental expenses, and other administrative and overhead expenses. We expect our general and administrative expenses to remain relatively stable in the foreseeable future.

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

Mainland China

Pursuant to the Enterprise Income Tax Law, companies established in China are generally subject to enterprise income tax at a statutory rate of 25%. The 25% rate applies to most of our subsidiaries and the VIEs established in China. Four of our significant PRC subsidiaries are entitled to enjoy preferential tax treatment on an annual renewal basis. Four of our significant PRC subsidiaries benefit from a preferential tax rate of 15% by either qualifying as a high and new technology enterprise or as an encouraged enterprise in the western regions in an industry sector encouraged by the PRC government. One of our significant PRC subsidiaries, Vipshop (Guangzhou) Software Co., Ltd., is currently classified as a “software enterprise” by the local software industry association, which remains valid for one year and will be renewed every year. This subsidiary is entitled to enjoy a preferential enterprise income tax policy of “exemption for the first two years and 50% deduction of income tax (i.e., entitled to a favorable tax rate at 12.5%) for the subsequent three years” from the first profit making year. The first profit making year for this subsidiary was 2021.

We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022, 2023 and 2024, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties relating to income tax matters, if any, in income tax expense.

The amount of tax loss carry forwards of our certain subsidiaries was RMB2.16 billion, RMB2.20 billion and RMB2.22 billion (US$304.5 million) as of December 31, 2022, 2023 and 2024, respectively. We provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2022, 2023 and 2024, respectively, as our management is not able to conclude that the future realization of some of such net operating loss carry forwards is more likely than not.

As of December 31, 2022, 2023 and 2024, we had value-added tax recoverable of approximately RMB668.2 million, RMB409.5 million and RMB687.3 million (US$94.2 million), respectively. Value-added tax recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and value-added tax output when goods are delivered, but value-added tax input invoice from suppliers may be delayed. We also had value-added tax payable of RMB256.9 million, RMB189.4 million and RMB193.5 million (US$26.5 million) as of December 31, 2022, 2023 and 2024, respectively, included as accrued expenses and other current liabilities. We do not net off value-added tax recoverable and payable from different entities within our group companies.

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

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Product revenues	97,250,078	105,613,485	100,734,550	13,800,577
Other revenues	5,902,411	7,242,535	7,686,282	1,053,016
Total net revenues	103,152,489	112,856,020	108,420,832	14,853,593
Cost of revenues(1)	(81,536,409)	(87,135,128)	(82,951,178)	(11,364,265)
Gross profit	21,616,080	25,720,892	25,469,654	3,489,328
Operating Expenses(2)
—Fulfillment expenses(3)	(7,247,210)	(8,262,004)	(8,346,864)	(1,143,516)
—Marketing expenses	(2,831,316)	(3,242,215)	(2,979,654)	(408,211)
—Technology and content expenses	(1,605,422)	(1,767,530)	(1,892,434)	(259,262)
—General and administrative expenses	(4,459,518)	(4,146,568)	(3,992,657)	(546,992)
Total operating expenses	(16,143,466)	(17,418,317)	(17,211,609)	(2,357,981)
Other operating income	724,832	801,560	915,208	125,383
Income from operations	6,197,446	9,104,135	9,173,253	1,256,730
Impairment loss of investments	(93,904)	(19,105)	(61,246)	(8,391)
Interest expense	(24,258)	(22,932)	(57,676)	(7,902)
Interest income	764,018	780,292	809,792	110,941
Exchange gain/(loss)	687,871	162,666	(24,813)	(3,399)
Investment gain and revaluation of investments	546,031	(18,054)	148,170	20,299
Income before income taxes and share of income/(loss) of equity method investees	8,077,204	9,987,002	9,987,480	1,368,278
Income tax expenses	(1,758,810)	(1,866,004)	(2,315,515)	(317,224)
Share of (loss)/income of equity method investees	(6,559)	80,301	166,980	22,876
Net income	6,311,835	8,201,299	7,838,945	1,073,930

Net income attributable to non-controlling interests	(13,019)	(84,675)	(99,010)	(13,564)
Net income attributable to our shareholders	6,298,816	8,116,624	7,739,935	1,060,366

Notes:

(1)	Excludes shipping and handling expenses.

(2)	Include share-based compensation expenses as set forth below:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	(74,063)	(77,926)	(84,079)	(11,519)
Marketing expenses	(14,630)	(33,379)	(31,215)	(4,276)
Technology and content expenses	(242,714)	(330,197)	(382,308)	(52,376)
General and administrative expenses	(876,174)	(1,068,304)	(1,040,138)	(142,498)

Total	(1,207,581)	(1,509,806)	(1,537,740)	(210,669)

(3)	Include shipping and handling expenses, which amounted to RMB5.06 billion, RMB5.84 billion and RMB5.82 billion (US$797.7 million) in the years ended December 31, 2022, 2023 and 2024, respectively.

Segment Information

The following table sets forth our segment operating results for the years ended December 31, 2022, 2023 and 2024.

Year Ended December 31, 2024	Vip.com	Shan Shan Outlets	Others	Total
	RMB	RMB	RMB	RMB
	(in thousands)
Revenues from external customers	104,379,002	3,284,968	756,862	108,420,832
Inter-segment revenues(1)	352,166	25,761	205,325	583,252

	104,731,168	3,310,729	962,187	109,004,084
Reconciliation of total net revenues
Elimination of inter-segment revenues				(583,252)

Total net revenues				108,420,832

Less:
Cost of revenues	(81,251,073)	(1,626,883)	(344,551)
Fulfillment expenses(2)	(8,241,185)	—	—
Marketing expenses(2)	(2,766,702)	(200,850)	—
Technology and content expenses(2)	(1,424,414)	—	—
General and administrative expenses(2)	(2,290,281)	(558,476)	(333,414)
Share-based compensation expenses(3)	(1,137,590)	(360,055)	—
Other segment items(4)	731,609	160,771	(187,737)

Segment income from operations	8,351,532	725,236	96,485	9,173,253
Reconciliation of profit or loss:
Other income and expenses(5)				814,227

Income before income taxes and share of income(loss) of equity method investees				9,987,480

Year Ended December 31, 2023	Vip.com	Shan Shan Outlets	Others	Total
	RMB	RMB	RMB	RMB
	(in thousands)
Revenues from external customers	109,177,540	2,771,018	907,462	112,856,020
Inter-segment revenues(1)	378,941	24,959	326,591	730,491

	109,556,481	2,795,977	1,234,053	113,586,511
Reconciliation of total net revenues
Elimination of inter-segment revenues				(730,491)

Total net revenues				112,856,020
Less:
Cost of revenues	(85,569,090)	(1,488,518)	(405,095)
Fulfillment expenses(2)	(8,151,510)	—	—
Marketing expenses(2)	(3,170,057)	(170,246)	—
Technology and content expenses(2)	(1,350,414)	—	—
General and administrative expenses(2)	(2,312,911)	(457,780)	(530,555)
Share-based compensation expenses(3)	(1,023,215)	(441,195)	—
Other segment items(4)	639,886	122,882	(174,558)

Segment income from operations	8,619,170	361,120	123,845	9,104,135
Reconciliation of profit or loss:
Other income and expenses(5)				882,867

Income before income taxes and share of income(loss) of equity method investees				9,987,002

Year Ended December 31, 2022	Vip.com	Shan Shan Outlets	Others	Total
	RMB	RMB	RMB	RMB
	(in thousands)
Revenues from external customers	99,625,511	1,808,756	1,718,222	103,152,489
Inter-segment revenues(1)	1,181,133	49,912	387,490	1,618,535

	100,806,644	1,858,668	2,105,712	104,771,024
Reconciliation of total net revenues
Elimination of inter-segment revenues				(1,618,535)

Total net revenues				103,152,489
Less:
Cost of revenues	(80,134,184)	(1,146,017)	(1,187,668)
Fulfillment expenses(2)	(7,107,652)	—	—
Marketing expenses(2)	(2,878,160)	(123,018)	—
Technology and content expenses(2)	(1,279,898)	—	—
General and administrative expenses(2)	(2,665,041)	(331,984)	(1,017,094)
Share-based compensation expenses(3)	(820,674)	(352,651)	—
Other segment items(4)	600,023	96,226	(225,786)

Segment income from operations	6,521,058	1,224	(324,836)	6,197,446
Reconciliation of profit or loss:
Other income and expenses(5)				1,879,758

Income before income taxes and share of income(loss) of equity method investees				8,077,204

Notes:

(1)

Inter-segment revenues mainly consist of payment processing, inter platform technical services, warehousing rental services and supply chain management services, promotion services provided by Vip.com to internet finance business and by offline shops to Vip.com, and internal procurement between offline shops, Shan Shan Outlets and Vip.com.

(2)	These expenses exclude share-based compensation expenses.

(3)	Please refer to detail information in Note 24 to the consolidated financial statements included elsewhere in this annual report on Form 20-F.

(4)	For each segment, the other segment items category includes:

Vip.com — other operating income which consists of government grants, claims income and other miscellaneous income.

Shanshan — technology and content expenses, other operating income which consists of government grants, claims income and other miscellaneous income.

Others — fulfillment expenses, marketing expenses, technology and content expenses, share-based compensation expenses, other operating income which consists of government grants, claims income and other miscellaneous income.

(5)	Other income and expenses include interest income, exchange gain/(loss), investment gain/(loss) and revaluation of investments, interest expenses and impairment loss of investments.

The following table sets forth depreciation of property and equipment, net (included in the measurement of segment profit or loss) for the years ended December 31, 2022, 2023 and 2024.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Total depreciation of property and equipment, net
Vip.com	846,864	851,630	924,097
Shan Shan Outlets	298,624	417,226	476,943
Others	85,817	30,528	17,452

Total	1,231,305	1,299,384	1,418,492

The following table sets forth interest income and interest expenses for the years ended December 31, 2022, 2023 and 2024.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Segment Interest Income
Vip.com	622,686	654,485	610,161
Shan Shan Outlets	53,659	42,807	41,932
Others	87,925	84,532	158,734
Inter-segment interest income	(252)	(1,532)	(1,035)

Total	764,018	780,292	809,792

Segment Interest Expense
Vip.com	(23,573)	(22,821)	(57,627)
Shan Shan Outlets	(685)	(111)	(53)
Others	(252)	(1,532)	(1,031)
Inter-segment interest expense	252	1,532	1,035

Total	(24,258)	(22,932)	(57,676)

The following table sets forth share of (loss) income of investments accounted under the equity method for the years ended December 31, 2022, 2023 and 2024.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Share of (loss) income of investments accounted under the equity method
Vip.com	(117,176)	52,212	1,647
Shan Shan Outlets	110,617	112,868	121,071
Others	—	(84,779)	44,262

Total	(6,559)	80,301	166,980

The following table sets forth assets information in the reportable segments reviewed by our management.

	For the year Ended December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Segment Assets
Vip.com	47,982,859	51,103,217
Shan Shan Outlets	17,062,689	19,971,408
Others	7,277,046	3,861,501

Total	72,322,594	74,936,126

The following table sets forth investments in equity method investees information in the reportable segments reviewed by our management.

	For the year Ended December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Investments in equity method investees
Vip.com	1,153,245	1,106,779
Shan Shan Outlets	763,025	760,596
Others	239,291	134,668

Total	2,155,561	2,002,043

The following table sets forth total expenditure for additions of long-lived assets information in the reportable segments reviewed by our management.

	For the year Ended December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Total expenditure for additions of long-lived assets
Vip.com	2,330,278	870,593
Shan Shan Outlets	2,895,954	2,687,663
Others	4,505	4,330

Total	5,230,737	3,562,586

Our Vip.com segment contributes to a significant majority of our results of operations, which are compared and analyzed on a year-on-year basis as follows.

Comparison of 2024 and 2023

Net Revenues. Our total net revenues decreased from RMB112.86 billion in 2023 to RMB108.42 billion (US$14.85 billion) in 2024, primarily due to a decrease in product revenues from RMB105.61 billion in 2023 to RMB100.73 billion (US$13.80 billion) in 2024 attributable to intense market competition and an increase in sales return rate. The number of our active customers decreased from 87.4 million in 2023 to 84.7 million in 2024, and the number of our total orders decreased from 812.3 million in 2023 to 757.5 million in 2024.

Cost of Revenues. Our cost of revenues decreased from RMB87.14 billion in 2023 to RMB82.95 billion (US$11.36 billion) in 2024, primarily due to the decrease in cost of products sold in line with the decrease in our products sales volume.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased from RMB25.72 billion in 2023 to RMB25.47 billion (US$3.49 billion) in 2024. Our gross margin increased from 22.8% in 2023 to 23.5% in 2024, primarily due to continued optimization of product categories.

Operating Expenses. Our operating expenses decreased from RMB17.42 billion in 2023 to RMB17.21 billion (US$2.36 billion) in 2024, primarily due to the decreases in marketing expenses, and general and administrative expenses, partially offset by the increase in fulfillment expenses and technology and content expenses.

Fulfillment expenses. Our fulfillment expenses increased from RMB8.26 billion in 2023 to RMB8.35 billion (US$1.14 billion) in 2024 and our fulfillment expenses as a percentage of our total net revenues increased from 7.3% in 2023 to 7.7% in 2024, primarily due to the increase in sales return and the increase of warehouse staffs cost.

Marketing expenses. Our marketing expenses decreased from RMB3.24 billion in 2023 to RMB2.98 billion (US$408.2 million) in 2024, primarily due to our disciplined marketing strategy which resulted in decreased promotion and advertising activities.

Technology and content expenses. Our technology and content expenses increased from RMB1.77 billion in 2023 to RMB1.89 billion (US$259.3 million) in 2024, primarily due to our continuing efforts to invest in advanced technologies such as large model and AIGC. As a percentage of our total net revenues, our technology and content expenses slightly increased from 1.6% in 2023 to 1.7% in 2024.

General and administrative expenses. Our general and administrative expenses were RMB3.99 billion (US$547.0 million) in 2024, as compared to RMB4.15 billion in 2023. Our general and administrative expenses decreased primarily due to the decrease in impairment loss of long-lived assets. As a percentage of our total net revenues, our general and administrative expenses was 3.7%, remaining flat compared to the same period last year.

Other Operating Income. Our other operating income amounted to RMB915.2 million (US$125.4 million) in 2024, as compared to RMB801.6 million in 2023. Our other operating income in 2024 primarily included income derived from government grants and tax rebates.

Interest Expenses. We incurred RMB57.7 million (US$7.9 million) interest expenses in 2024, as compared to RMB22.9 million in 2023, primarily due to the increase in short-term loans.

Interest Income. Our interest income increased from RMB780.3 million in 2023 to RMB809.8 million (US$110.9 million) in 2024, primarily due to the increase in interest-bearing investments, such as the deposits and short-term investments with commercial banks.

Share of Income of Equity Method Investees. We recorded share of income of equity method investees of RMB167.0 million (US$22.9 million) in 2024, as compared to share of income of equity method investees of RMB80.3 million in 2023, which was primarily due to the increase in share of income from Guofu Life Insurance Co., Ltd.

Net Income. As a result of the foregoing, we recorded a net income of RMB7.84 billion (US$1.07 billion) in 2024, as compared to a net income of RMB8.20 billion in 2023.

Net Income Attributable to Non-controlling Interests. We recorded net income attributable to non-controlling interests of RMB99.0 million (US$13.6 million) in 2024, as compared to net income attributable to non-controlling interests of RMB84.7 million in 2023, which was primarily due to the increase in net income attributable to non-controlling shareholders of Shan Shan Outlets.

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

As of December 31, 2023 and 2024, we had RMB26.30 billion and RMB26.95 billion (US$3.69 billion), respectively, in cash, cash equivalents, and restricted cash. We had short-term investments with an aggregate outstanding amount of RMB1.87 billion (US$256.6 million) as of December 31, 2024. Our cash and cash equivalents primarily consist of cash on hand, time deposits that are not restricted as to withdrawal or use, and highly liquid investments with maturities of less than three months. We also procured several bank borrowings in an aggregate amount of RMB2.40 billion (US$328.7 million) and had unutilized banking facilities in an amount of RMB11.82 billion (US$1.62 billion) as of December 31, 2024. We believe that our current cash, cash equivalents, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. However, we may need additional capital in the future to fund our continued operations.

As of December 31, 2023 and 2024, our cash, cash equivalents, restricted cash, and short-term investments were held in the following currency denominations and jurisdictions in which our subsidiaries domiciled:

	As of December 31,
	2023				2024
	Subsidiaries in China(1)	Subsidiaries in Hong Kong and Other Regions	Subsidiary in the United States	Total	Subsidiaries in China(1)	Subsidiaries in Hong Kong and Other Regions	Subsidiary in the United States	Total
	(in thousands)
Currency Denomination
RMB	23,404,854	2,346,519	—	25,751,373	21,211,074	2,304,057	—	23,515,131
US$	37,049	1,903,106	331	1,940,486	25,231	5,234,279	337	5,259,847
Others	2	588,705	—	588,708	2	52,279	—	52,281

Total	23,441,905	4,838,330	331	28,280,567	21,236,307	7,590,615	337	28,827,259

Note:

(1)	Also include the consolidated variable interest entities in China.

As of December 31, 2023 and 2024, our cash, cash equivalents, and restricted cash held by the consolidated variable interest entities and subsidiaries in China were as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Cash, Cash Equivalents, and Restricted Cash
Consolidated variable interest entities in China	4,690,655	3,899,279	534,199
Subsidiaries in China	17,751,050	17,337,028	2,375,163

Total	22,441,705	21,236,307	2,909,362

As of December 31, 2023 and 2024, our short-term investments held by the consolidated variable interest entities and subsidiaries in China were as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Short-term Investments
Subsidiaries in China	1,000,200	—	—

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	10,519,692	14,414,513	9,128,983	1,250,666
Net cash from (used in) investing activities	1,049,153	(5,160,337)	(3,565,550)	(488,478)
Net cash used in financing activities	(5,573,391)	(6,146,005)	(4,969,579)	(680,830)
Effect of exchange rate changes	(63,322)	85,794	63,283	8,670
Cash, cash equivalents, and restricted cash at beginning of year	17,171,269	23,103,401	26,297,366	3,602,724
Cash, cash equivalents, and restricted cash at end of year	23,103,401	26,297,366	26,954,503	3,692,752

For the year ended December 31, 2022, 2023 and 2024, Vipshop Holdings Limited did not provide any capital contribution to its subsidiaries.

For the year ended December 31, 2022, 2023 and 2024, Vipshop Holdings Limited did not extend any intercompany loans to its subsidiaries, and our subsidiaries did not provide any repayment of intercompany loans to Vipshop Holdings Limited.

For the year ended December 31, 2022, 2023 and 2024, our subsidiaries did not extend any intercompany loans to Vipshop Holdings Limited. For the year ended December 31, 2022, 2023 and 2024, our subsidiaries did not extend any intercompany loans to the consolidated variable interest entities, and the consolidated variable interest entities did not provide any repayment of intercompany loans to our subsidiaries.

For the year ended December 31, 2022, 2023 and 2024, an aggregate amount of RMB2.02 billion, RMB1.26 billion and RMB1.88 billion was provided by the consolidated variable interest entities to our subsidiaries in the form of intercompany loans, respectively, and an aggregate amount of RMB2.01 billion, RMB3.26 billion and RMB1.89 billion was provided by our subsidiaries to the consolidated variable interest entities in the form of repayment of intercompany loans, respectively.

For the year ended December 31, 2022, 2023 and 2024, our subsidiaries did not make any payment to the consolidated variable interest entities for transfer of property and equipment.

For the year ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a VIE, or its subsidiary, and no subsidiary or VIE paid dividends or made other distributions to its holding company, except for the dividend of RMB14.98 billion, nil and RMB10.00 billion paid by Vipshop (China) Co., Ltd., our PRC subsidiary, to its holding company in Hong Kong, Vipshop International Holdings Limited, in 2022, 2023 and 2024. These dividends are subject to 5% withholding tax. For the year ended December 31, 2024, Vipshop International Holdings Limited paid dividends of US$233.5 million (RMB1.68 billion) to Cayman Islands holding company.

For additional information about the services provided, cash flows or transfer of other assets between our company, our subsidiaries and the consolidated variable interest entities during the three years ended December 31, 2022, 2023 and 2024, see “Item 3. Key Information—Financial Information Relating to the Consolidated Variable Interest Entities” and Note 2(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Operating Activities

Net cash from operating activities amounted to RMB9.13 billion (US$1.25 billion) in 2024, which was primarily attributable to a net income of RMB7.84 billion (US$1.07 billion), adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB1.54 billion (US$210.7 million), (ii) depreciation of property and equipment of RMB1.42 billion (US$194.3 million), attributable to increases in warehouse and outlets, (iii) amortization of land use rights of RMB270.1 million (US$37.0 million) due to the increase of land use rights, partially offset by (i) share of income of equity method investees of RMB167.0 million (US$22.9 million) and (ii) investment gain and revaluation of investments of RMB135.1 million (US$18.5 million). The adjustment for changes in operating assets and liabilities primarily reflected (i) a decrease in accounts payable of RMB2.17 billion (US$297.4 million) due to decreased inventory purchases and (ii) a decrease in inventories of RMB944.7 million (US$129.4 million) due to our efforts in improving our inventory management.

Net cash from operating activities amounted to RMB14.41 billion (US$2.03 billion) in 2023, which was primarily attributable to a net income of RMB8.20 billion (US$1.16 billion), adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB1.51 billion (US$212.7 million), (ii) depreciation of property and equipment of RMB1.30 billion (US$183.0 million), attributable to increases in warehouse and outlets, (iii) amortization of land use rights of RMB217.3 million (US$30.6 million) due to the increase of land use rights, and (iv) impairment of long-lived assets of RMB156.2 million (US$22.0 million) due to impairment of operating lease right-of-use assets of city outlets. The adjustment for changes in operating assets and liabilities primarily reflected (i) an increase in accounts payable of RMB2.57 billion (US$361.4 million) due to increased inventory purchases, (ii) an increase in accrued expenses and other current liabilities of RMB666.3 million (US$93.8 million), primarily due to increase in our operating expenses, and (iii) a decrease in inventories of RMB601.4 million (US$84.7 million) due to our efforts in improving our inventory management.

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

Investing Activities

Net cash used in investing activities amounted to RMB3.57 billion (US$488.5 million) in 2024, primarily consisting of (i) RMB3.56 billion (US$488.1 million) capital expenditure relating to our construction and expansion of Shan Shan Outlets, land use rights, office buildings, as well as purchases of office and other operating equipment and IT software, (ii) RMB4.48 billion (US$614.4 million) used for purchase of short-term investments, partially offset by RMB4.61 billion (US$631.3 million) from redemption of short-term investments upon maturities, (iii) RMB412.9 million (US$56.6 million) from government subsidies received for land use rights, (iv) RMB374.9 million (US$51.4 million) paid for investment in equity method investments and other investments, primarily consisting of investment in private equity funds and other equity method investees, and (v) RMB250.5 million (US$34.3 million) of a deposit paid for an equity method investee.

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

Financing Activities

Net cash used in financing activities amounted to RMB4.97 billion (US$680.8 million) in 2024, primarily consisting of (i) RMB3.87 billion (US$529.6 million) of repurchase of ordinary shares, (ii) RMB5.44 billion (US$745.9 million) of repayment to bank and other borrowings, (iii) RMB1.68 billion (US$230.8 million) of dividend distribution to shareholders, (iv) RMB512.0 million (US$70.1 million) for acquisition of non-controlling interests, and partially offset by RMB6.40 billion (US$876.8 million) of proceeds from bank borrowings and other borrowings and RMB160.5 million (US$22.0 million) of capital contributions from non-controlling interests shareholders.

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

Capital Expenditures

Our capital expenditures paid to acquire property and equipment and land use rights amounted to RMB3.10 billion, RMB5.23 billion and RMB3.56 billion (US$488.1 million) in the years ended December 31, 2022, 2023 and 2024, respectively. Out of the foregoing capital expenditures, we paid RMB671.8 million, RMB3.06 billion and RMB839.3 million (US$115.0 million) in the years ended December 31, 2022, 2023 and 2024, respectively, to acquire the land use rights of certain land located in China. Our capital expenditures were primarily for the expansion of Shan Shan Outlets, acquisition of land use rights, construction of office building and warehouses, and other infrastructure from 2020 through 2024. We expect our capital expenditures to decrease for the year 2025.

Holding Company Structure

Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and the consolidated variable interest entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and the consolidated variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. We set aside amounts of RMB133.6 million, RMB150.1 million and RMB193.5 million (US$26.5 million) from current year’s net income to the general reserve during the years ended December 31, 2022, 2023 and 2024, respectively.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our operating lease obligations, capital expenditure commitments, purchase of services, debt obligations, and cash requirements for potential investments.

Our operating lease obligations primarily consist of the commitments under the lease agreements that expire at various dates from January 2025 through July 2038 for our office spaces, outlets, offline stores, employee department, and certain equipment.

Our debt obligations primarily consist of the principal amount and cash interests in connection with banks and other loans from a third party.

Our capital expenditure commitments primarily consist of contracted future purchases of property, plants, and equipment.

As of December 31, 2024, we had investment commitment of other several limited partnership funds of RMB654.0 million (US$89.6 million). The amount of our investment in and contribution to the private equity funds may be subject to adjustments in the event of commitment reduction or capital calls by the general partnership of these private equity funds.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

As of December 31, 2024, we had not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging, or research and development services with us.

The following table sets forth our minimum contractual obligations as of December 31, 2024.

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
Operating lease obligations	845,438	86,876	70,340	222,790	465,432
Short-term debt obligations	2,605,629	2,605,629	—	—	—
Capital expenditures commitment	1,199,691	997,829	150,281	46,126	5,455

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024. While the above indicates our material cash requirements as of December 31, 2024, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

Technology Infrastructure

Our technological capabilities play an important role in the success of our business, and enable us to enhance operating efficiency and site scalability. We rely on a combination of our internally developed proprietary technologies, open source solutions, and licensed technologies to optimize every aspect of our operations for the benefit of our customers and brand partners. We have invested in Artificial Intelligence (AI) and our in-house developed AI model enables our team to serve customers and brand partners with greater efficiency. For example, AI capabilities are increasingly applied to improve the relevancy and accuracy of search and recommendation so that customers of different intents are more likely to browse and shop across categories. AI-generated content such as product highlights, photos and videos are applied across our platform to optimize the overall shopping experience for customers. In addition, we have made initial attempts at other application scenarios such as shopping guide, marketing content, customer service and analytics tools for brand partners.

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

Our technology and content expenses consist primarily of the compensation and benefits of our IT staff, telecommunications expenses, and expenses incurred in creating content for our sales events on our platform, including model fees and professional photography expenses. We incurred RMB1.61 billion, RMB1.77 billion and RMB1.89 billion (US$259.3 million) in technology and content expenses in 2022, 2023 and 2024, respectively.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers, and other parties to protect our proprietary rights. As of December 31, 2024, we had been granted 370 patents and submitted 1,054 patent applications in China, owned 2,264 registered trademarks in China and 103 registered trademarks outside China, 266 copyrights (including copyrights to 235 software products in China that we develop relating to various aspects of our operations), and 30 registered domain names that are material to our business, including vip.com and vipshop.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Product revenue recognition

We derive a majority of our revenue from online product revenue. We recognize revenue from the sale of apparel, fashion goods, cosmetics, home goods and lifestyle products, and other merchandise through our online platforms, including our internet website and cellular phone application. We recognize revenue at the point of time when the goods have been accepted by the customers. The customers have the options to pay for the goods in advance or over an agreed-upon installment period. The delivery day estimate was determined based on the average delivery days for sales made during the last month of the reporting period, derived from customer locations and delivery reports. A one-day change in the estimated goods in-transit period would result in an increase or decrease of approximately RMB469.7 million, RMB436.2 million and RMB560.1 million (US$76.1 million) to our total net revenues in the years ended December 31, 2022, 2023 and 2024, respectively.

Return rights

We offer our online sales customers with a right of return for a seven-day period upon receipt of the products on sales from our Vipshop Online Platform. We reduce product revenues by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns and recorded as a refund liability included in accrued expenses and other current liabilities. The estimated refund liability contributed 0.3%, 0.4% and 0.5% of the net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

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

We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2023 and 2024, we did not have any significant unrecognized uncertain tax positions.

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

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	53	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	52	Vice Chairman of the Board of Directors, Chief Operating Officer
Martin Chi Ping Lau	52	Director
Jacky Yu Xu	53	Director
Donghao Yang	53	Director
Chun Liu(1)	57	Independent Director
Frank Lin(2)	60	Independent Director
Xing Liu(3)	54	Independent Director
Kathleen Chien(1)(2)(3)	55	Independent Director
Nanyan Zheng(1)(2)(3)	56	Independent Director
Mark Wang	41	Chief Financial Officer
Mike Li	47	Chief Technology Officer

Notes:

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

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

Mr. Mike Li has extensive experience working in China’s internet industry. Prior to joining Vipshop, Mr. Li served as a high-level researcher for the Local Services Group of Alibaba Group Holding Limited (NYSE: BABA; HKEX: 9988 (HKD Counter) and 89988 (RMB Counter)) from December 2020 to September 2024. Prior to that, he served as a senior technology specialist for the search and recommendation business unit of Alibaba Group from January 2013 to December 2020. Prior to joining Alibaba Group, Mr. Li served as a senior technology director of Asiainfo (China) Software Co., Ltd. from July 2003 to January 2013. Mr. Li received his bachelor’s degree in electrical engineering and automation from Changchun University of Technology in 2000. Mr. Li received another bachelor’s degree in computer science and technology from Zhejiang University in 2003.

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

For the fiscal year ended December 31, 2024, we paid an aggregate of fees, salaries, and benefits (excluding equity-based grants) of approximately RMB7.1 million (US$1.0 million) to our executive officers, and we paid an aggregate of approximately RMB4.4 million (US$0.6 million) to our directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund. For equity-based grants to our directors and executive officers, see “—Stock Incentive Plans.”

Stock Incentive Plans

We have adopted three plans since our inception. The 2011 Stock Incentive Plan and 2012 Share Incentive Plan each terminated at the end of their respective ten-year terms, although some grants from each of these plans are still outstanding. The original term of our 2014 Share Incentive Plan expired in July 2024, and we adopted an Amended and Restated 2014 Share Incentive Plan in August 2024, which amends and restates the 2014 Share Incentive Plan in its entirety and assumes all awards granted under the 2014 Share Incentive Plan. The Amended and Restated 2014 Share Incentive Plan will expire upon the tenth anniversary of the effective date.

2011 Stock Incentive Plan

Our 2011 Stock Incentive Plan was adopted in March 2011 and terminated automatically after its ten-year term in March 2021. The maximum number of shares authorized under the 2011 Stock Incentive Plan was 7,350,000 ordinary shares. The 2011 Stock Incentive Plan expired already while options to acquire 447,234 Class A ordinary shares remained outstanding thereunder as of the date of this annual report. The termination did not adversely affect any rights under awards previously granted.

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

Amended and Restated 2014 Share Incentive Plan

In August 2024, we adopted our Amended and Restated 2014 Share Incentive Plan, which permits the grant of options to purchase our ordinary shares, restricted shares, restricted share units, share appreciation rights, and other types of awards as deemed appropriate by the administrator. The Amended and Restated 2014 Share Incentive Plan amends and restates the previously adopted 2014 Share Incentive Plan of the Company in its entirety and assumes all awards granted under the 2014 Share Incentive Plan. The maximum aggregate number of shares authorized under the Amended and Restated 2014 Share Incentive Plan was (i) 13,985,001 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Amended and Restated Share Incentive Plan by that number of shares representing 1.5% of our then total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors. As of March 31, 2025, options to acquire 5,335,457 Class A ordinary shares and 3,723,979 restricted shares have been granted and are outstanding under the Amended and Restated 2014 Share Incentive Plan. The Amended and Restated 2014 Share Incentive Plan will expire upon the tenth anniversary of the effective date.

The following paragraphs describe the principal terms of our Amended and Restated 2014 Share Incentive Plan:

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

Amendment and Termination of the Plan. With the approval of our board of directors, at any time and from time to time, the plan administrator may terminate, amend or modify the Amended and Restated 2014 Share Incentive Plan; provided, however, that to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, unless we decide to follow home country practice, shareholder approval is required for any plan amendment, including any amendment to the plan that (i) increases the number of shares available under the Amended and Restated 2014 Share Incentive Plan, (ii) permits the plan administrator to extend the exercise period for an option beyond ten years from the date of grant, or (iii) results in a change in eligibility requirements.

Share Incentive Grants

The following table summarizes, as of December 31, 2024, the outstanding options we granted to our directors and executive officers under the 2011 Stock Incentive Plan, the 2012 Share Incentive Plan, and the Amended and Restated 2014 Share Incentive Plan.

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

The following table summarizes, as of December 31, 2024, the outstanding restricted shares we granted to our directors and executive officers under the 2012 Share Incentive Plan, the 2014 Share Incentive Plan and the Amended and Restated 2014 Share Incentive Plan.

Name	Number of Restricted Shares	Date of Grant
Donghao Yang	*	January 1, 2017
	*	December 1, 2020
	*	December 1, 2024
Frank Lin	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
	*	April 1, 2024
Xing Liu	*	April 1, 2016
	*	April 1, 2020
	*	April 1, 2024
Nanyan Zheng	*	April 1, 2020
	*	April 1, 2024
Kathleen Chien	*	April 1, 2016
	*	April 1, 2020
	*	April 1, 2024
Chun Liu	*	January 1, 2013
	*	April 1, 2016
	*	April 1, 2020
	*	April 1, 2024
Mark Wang	*	June 1, 2023
Mike Li	*	October 1, 2024

Note:

*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

C.	Board Practices

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

As of December 31, 2024, we had 14,966 full-time employees, compared with 6,815 and 14,638 employees as of December 31, 2022 and 2023, respectively. The increase in the number of full-time employees as of December 31, 2023, as compared to that of December 31, 2022, was primarily due to increases in headcounts of warehouse management and customer services, as we transferred the outsourced personnel for warehouse management and customer service into direct employment as part of our employee engagement initiatives.

The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2024:

Operations	Number of Employees
Merchandising	1,084
Products and technology support	1,726
Business development, sales and marketing	154
Internet finance	48
Customer service	709
Warehouse management	8,617
Offline stores	556
Administration and management	701
Shan Shan Outlets	1,371

Total	14,966

Our success depends on our ability to attract, retain, and motivate qualified personnel. We have developed a corporate culture that encourages teamwork, effectiveness, personal development, and commitment to providing our customers with superior services. We regularly provide our employees with training tailored to each job function to enhance performance and service quality.

As required by the PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing insurance. We are required under the PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we also provide our employees fringe benefits such as free lunches and periodic appreciation payments to employees’ family members. For the year ended December 31, 2024, we did not experience any significant labor disputes.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the shareholder table below are based on 102,976,663 ordinary shares issued and outstanding as of March 31, 2025, comprising of (i) 87,416,305 Class A ordinary shares, excluding the 12,655,663 Class A ordinary shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and our treasury ADSs, and (ii) 15,560,358 Class B ordinary shares.

	Number of Ordinary Shares Beneficially Owned(1)	%(2)
Directors and Executive Officers **:
Eric Ya Shen(3)	18,299,191	17.4
Arthur Xiaobo Hong(4)	11,091,048	10.5
Martin Chi Ping Lau(5)	*	*
Jacky Xu(6)	*	*
Chun Liu(7)	*	*
Frank Lin(8)	*	*
Xing Liu(9)	*	*
Kathleen Chien(10)	*	*
Nanyan Zheng(11)	*	*
Donghao Yang(12)	*	*
Mark Wang	*	*
Mike Li	*	*
All directors and executive officers as a group	29,901,130	27.7%
Principal Shareholders:
Directors and Executive Officers **:
Elegant Motion Holdings Limited(13)	15,941,084	15.5
Tencent Mobility Limited(14)	12,852,698	12.5
High Vivacity Holdings Limited(15)	8,707,142	8.5

Notes:

*	Less than 1% of our total outstanding ordinary shares.

**

Except for Mr. Frank Lin, Mr. Jacky Xu, Mr. Donghao Yang, Mr. Xing Liu, Mr. Nanyan Zheng, Ms. Kathleen Chien, Mr. Chun Liu, and Mr. Martin Chi Ping Lau, the business address of our directors and executive officers is c/o 128 Dingxin Road, Haizhu District, Guangzhou 510220, People’s Republic of China.

***

Certain of our directors and executive officers have been granted options and restricted shares pursuant to our stock incentive plans. See “Item 6. Directors, Senior Management and Employees—B. Compensation-Stock Incentive Plans.”

(1)	Beneficial ownership is determined in accordance with the SEC rules and includes voting or investment power with respect to the securities.
(2)

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2025.

(3)

Beneficially owned through Elegant Motion Holdings Limited, a British Virgin Islands company, and options of Mr. Eric Ya Shen granted under our share incentive plans to acquire Class A ordinary shares. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2025, Mr. Eric Ya Shen beneficially owned (i) 2,533 Class A ordinary shares, (ii) 2,355,574 Class A ordinary shares issuable to Mr. Eric Ya Shen upon the exercise of options within 60 days after March 31, 2025, and (iii) 380,726 Class A ordinary shares and 15,560,358 Class B ordinary shares held by Elegant Motion Holdings Limited, representing 64.5% of the aggregate voting power of our company.

(4)

Beneficially owned through High Vivacity Holdings Limited, a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust, and options of Mr. Hong granted under our share incentive plans to acquire Class A ordinary shares. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. As of March 31, 2025, Mr. Hong beneficially owned (i) 2,383,906 Class A ordinary shares that can be acquired by Mr. Arthur Xiaobo Hong within 60 days after March 31, 2025, and (ii) 8,707,142 Class A ordinary shares held by High Vivacity Holdings Limited.

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
(13)

Elegant Motion Holdings Limited, or Elegant Motion, is a British Virgin Islands company. Elegant Motion is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares, as reported by Elegant Motion, Eric Ya Shen, and Xiaochun Zhang on the Schedule 13G/A filed with the SEC on November 15, 2024. The ordinary shares directly held by Elegrant Motion as of December 31, 2023 were also reported by UBS Group AG directly and on behalf of certain subsidiaries, including UBS TC (Jersey) Ltd., the entity serving as the trustee of the SYZXC Trust, on the Schedule 13G/A filed with the SEC on February 5, 2024. The registered address of Elegant Motion Holdings Limited is Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

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

To our knowledge and based on our review of our register of shareholders as of March 31, 2025, 82,489,720 Class A ordinary shares were held of record by one holder that resides in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. For the different voting rights of our Class A ordinary shareholders and Class B ordinary shareholders, please refer to “Item 4. Information on the Company—A. History and Development of the Company—Our Company.” We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and the consolidated variable interest entities. Among our directors and executive officers, Arthur Xiaobo Hong, Martin Chi Ping Lau, Jacky Yu Xu, Xing Liu, and Nanyan Zheng habitually reside in Hong Kong while the other directors and executive officers all habitually reside in mainland China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Transactions with Our Directors and Shareholders

We purchased products and goods from companies controlled by our directors or major shareholders in the amount of RMB198.8 million (US$27.2 million) and received service from companies controlled by our directors or major shareholders in the amount of RMB817.0 million (US$111.9 million), for the year ended December 31, 2024. As of December 31, 2024, the amounts due to companies controlled by our directors or major shareholders were RMB80.8 million (US$11.1 million), which was unsecured and interest free. We also provided service and sold products to companies controlled or significantly influenced by our directors or major shareholders in the amount of RMB0.9 million (US$0.1 million) and RMB0.3 million (US$0.04 million), respectively, for the year ended December 31, 2024. As of December 31, 2024, the amounts due from our directors or major shareholders and companies controlled or significantly influenced by our directors or major shareholders were RMB72.6 million (US$10.0 million), which were unsecured and interest free.

Transactions with Other Related Parties

We purchased products and goods from companies significantly influenced by us in the amount of RMB96.1 million (US$13.2 million) and received service from companies significantly influenced by us in the amount of RMB6.4 million (US$0.9 million), for the year ended December 31, 2024. As of December 31, 2024, the amounts due to companies significantly influenced by us were RMB23.4 million (US$3.2 million), which were unsecured and interest free. We also provided service to companies significantly influenced by us in the amount of RMB30.0 million (US$4.1 million) for the year ended December 31, 2024. As of December 31, 2024, the amounts due from companies significantly influenced by us were RMB475.5 million (US$65.1 million), of which RMB454.5 million (US$62.3 million) were short-term loan originated to our company’s joint ventures and affiliates carried an interest rate of 2.85% or free interest rate and deposits to Sichuan VipFubon Consumer Finance Co., Ltd as shareholder deposits at interest rate of 3.3%. The interest income from the loan and deposit amounted to RMB17.5 million (US$2.4 million) for the year ended December 31, 2024.

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

On February 21, 2025, we declared a cash dividend of US$2.40 per ordinary share, or US$0.48 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 11, 2025. The cash dividends are expected to be paid on April 25, 2025.

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

Registered Office and Objects

Pursuant to Article 2 of our second amended and restated memorandum of association, our registered office is at the offices of International Corporation Services Ltd, PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands or at such other place as our board of directors may from time to time decide. Pursuant to Article 3 of our second amended and restated memorandum of association, the objects for which our company is established are unrestricted and our company has full power and authority to carry out any object not prohibited by the Companies Act as the same may be revised from time to time, or any other law of the Cayman Islands.

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

United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that Internal Revenue Service or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including:

•

investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)),

•	holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value),

•	holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes,

•	United States expatriates,

•	persons liable for any minimum tax,

•	holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, or

•	holders that have a functional currency other than the United States dollar,

All of the foregoing may be subject to tax rules that differ significantly from those summarized below.

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

•	an individual who is a citizen or resident of the United States,

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia,

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or

•

a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under applicable Treasury Regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or Class A ordinary shares are advised to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

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

Although the law in this regard is unclear, we treat the consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because their management decisions are made by our WFOE in accordance with the contractual arrangements but also because we are entitled to substantially all of their economic benefits in accordance with the contractual arrangements, and, as a result, we have a “controlling financial interest” in the consolidated variable interest entities as defined in FASB ASC 810 so that we are considered the primary beneficiary of these consolidated variable interest entities for accounting purposes and thus consolidate their results of operations in our consolidated financial statements under U.S. GAAP. If it were determined, however, that we are not the owner of any of the consolidated variable interest entities (or their subsidiaries) for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

Assuming that we are the owner of the consolidated variable interest entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and do not anticipate becoming a PFIC in the foreseeable future. While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future taxable years. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of our ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and we expect our ADSs to be readily tradable on the NYSE for as long as our ADSs continue to be listed on the NYSE. Accordingly, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Because we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years.

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

Foreign Exchange Risk

Most of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, short-term loans, and other current assets and liabilities. The difference between the reporting currency and the denomination currency may expose us to additional uncertainties in connection with the foreign currency translation. In 2022, 2023 and 2024, we recorded exchange gain of RMB687.9 million, exchange gain of RMB162.7 million and exchange loss of RMB24.8 million (US$3.4 million), respectively. We used foreign exchange forward contracts to hedge our exposure to foreign currency exchange risk during 2022, 2023 and 2024, and may continue to use foreign currency swaps, forwards, or other derivative instruments to hedge our exposure to foreign currency risk.

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

As of December 31, 2024, we had RMB-denominated cash and cash equivalents, restricted cash, and short-term investments of RMB23.52 billion and U.S. dollar-denominated cash and cash equivalents, restricted cash, and short-term investments of US$720.6 million. Assuming we had converted RMB23.52 billion into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar cash balance would have been US$3.94 billion. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar-denominated cash balance would have been US$3.65 billion instead. Assuming we had converted US$720.6 million into Renminbi at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our RMB-denominated cash balance would have been RMB28.77 billion. If the Renminbi had depreciated by 10% against the U.S. dollar, our RMB-denominated cash balance would have been RMB29.30 billion instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that relate to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us does not relate to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs, and (iii) our reimbursable expenses relating to the program are not known at this time. We did not receive any reimbursement from the depository in 2024.

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

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Deloitte Touche Tohmatsu, our independent registered public accounting firm, audited the financial statements included in this annual report and issued an attestation report on our management’s assessment of our company’s internal control over financial reporting as of December 31, 2024.

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

	2023	2024
	RMB	RMB	US$
	(in thousands)
Audit Fees (1)	13,800	13,500	1,849
Audit Related Fees (2)	611	3,458	474
Tax Fees (3)	257	499	68

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

On March 30, 2023, our board of directors authorized a share repurchase program, under which we could further purchase up to an additional US$500 million worth of our ADSs or Class A ordinary shares over the 24-month period until the close of business on March 31, 2025, U.S. Eastern Time (the “2023 Share Repurchase Program”). The 2023 Share Repurchase Program was publicly announced on the same date. On May 22, 2023, our board of directors approved an increase in the authorized amount under the 2023 Share Repurchase Program by US$500 million such that we may repurchase up to US$1 billion of its ADSs or Class A ordinary shares thereunder. The increase in the authorized amount under the 2023 Share Repurchase Program was publicly announced on May 23, 2023. In 2024 and up to March 31, 2025, we repurchased ADSs representing 69,938,871 Class A ordinary shares under the 2023 Share Repurchase Program.

In August 2024, our board of directors authorized a new share repurchase program under which we may repurchase up to US$1.0 billion worth of our ADSs or Class A ordinary shares for a 24-month period commencing from the full utilization of the 2023 Share Repurchase Program.

The table below is a summary of the shares we repurchase under the programs described above. All repurchases of our ADSs or Class A ordinary shares set forth below were made in the open market pursuant to the 2023 Share Repurchase Program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of the Publicly Announced 2023 Share Repurchase Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the 2023 Share Repurchase Program
January 2024	805,212	14.83	31,424,277	536,191,760
February 2024	—	—	31,424,277	536,191,760
March 2024	—	—	31,424,277	536,191,760
April 2024	216,213	14.96	31,640,490	532,955,209
May 2024	2,585,023	16.04	34,225,513	491,469,214
June 2024	10,648,754	15.13	44,874,267	330,280,718
July 2024	7,458,325	13.55	52,332,592	229,117,176
August 2024	9,169,532	12.94	61,502,124	110,381,467
September 2024	4,328,603	12.71	65,830,727	55,303,395
October 2024	448,855	13.98	66,279,582	49,025,111
November 2024	2,358,486	13.84	68,638,068	16,367,432
December 2024	323,171	13.36	68,961,239	12,047,985

Total	38,342,174	13.97	68,961,239	12,047,985

Note:

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
Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of New York Stock Exchange.
The Amended and Restated Statement of Policies Governing Material,
Non-Public
Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form
20-F.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Vipshop Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on September 15, 2014 (incorporated by reference to Exhibit 1.2 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 16, 2021)

2.1	Form of Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

2.2	Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.3 to our registration statement on Form S-8 (File No. 333-181559) filed with the Securities and Exchange Commission on May 21, 2012)

2.3	Form of Amendment to Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 99.(A)(2) to the registration statement on Form F-6EF filed by Deutsche Bank Trust Company Americas with the Securities and Exchange Commission on October 21, 2014)

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 19, 2023)

4.1	2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.2	2012 Share Incentive Plan (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.3	Amended and Restated 2014 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-35454) filed with the Securities and Exchange Commission on August 20, 2024)

4.4	Form of Employment Agreement between the Registrant and the executives of the Registrant (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.5	Form of Exclusive Business Cooperation Agreement between a wholly-owned subsidiary of the Registrant and a consolidated variable interest entity, as currently in effect, and a schedule of all executed exclusive business cooperation agreements adopting the same form in respect of a consolidated variable interest entity (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

4.6	Form of Equity Interest Pledge Agreement among a wholly-owned subsidiary of the Registrant, a consolidated variable interest entity, and shareholders of the consolidated variable interest entity, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of a consolidated variable interest entity (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

Exhibit Number	Document

4.7	Form of Exclusive Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated variable interest entity, and shareholders of the consolidated variable interest entity, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated variable interest entity (incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

4.8	Form of Power of Attorney by shareholders of a consolidated variable interest entity, as currently in effect, and a schedule of all executed powers of attorney adopting the same form in respect of a consolidated variable interest entity (incorporated by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

4.9	Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and a consolidated variable interest entity, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated variable interest entity (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

4.10	English translation of Debt Assignment and Set-off Agreement dated October 27, 2023 among Arthur Xiaobo Hong, Chan Huang and Vipshop (China) Co., Ltd. (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

4.11	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.12	Investor Rights Agreement dated December 29, 2017 among the Registrant, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elegant Motion Holdings Limited, High Vivacity Holdings Limited, Windcreek Limited and Tencent Mobility Limited (incorporated by reference to Exhibit 3 to Schedule 13D (File No. 005-86788) filed by Tencent Holdings Limited with the Securities and Exchange Commission on January 8, 2018)

4.13†	Strategic Business Cooperation Agreement dated November 25, 2019 between the Registrant and SF Holding Co., Ltd. (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 27, 2020)

4.14†	English translation of Supplemental Agreement to Strategic Business Cooperation Agreement dated October 26, 2023 between the Registrant and SF Holding Co., Ltd. (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

8.1*	List of Significant Consolidated Entities of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 19, 2023)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Travers Thorp Alberga

97	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vipshop Holdings Limited

	By:	/s/ Eric Ya Shen
		Name:	Eric Ya Shen
Date: April 17, 2025		Title:	Chairman of the Board of Directors and Chief Executive Officer

VIPSHOP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Vipshop Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited and its subsidiaries, (collectively referred to as the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, the related notes and the schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
The Company had inventories of RMB5.03 billion as of December 31, 2024, which represented approximately 13.3% of the Company’s total current assets. Inventories are valued at cost or net realizable value. Inventory write-downs are recorded when estimated future net realizable values are less than costs as well as estimated based on significant management estimates and assumptions used to determine the write-down including the percentages that are applied to different aging and condition of the merchandizes within each product category. In determining the write-down percentages on inventories, the Company takes into considerations of factors such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events. Changes in the write-down percentages could have a significant impact on the recorded balance of inventories in the financial statements.
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

•
We made inquiries with management to obtain an understanding of the planned promotion events, forecasted demand, expected sales trends in the upcoming promotion cycles and evaluate whether these factors have been appropriately incorporated into the valuation assessments;

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
April 17, 2025
We have served as the Company’s auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Vipshop Holdings Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Vipshop Holdings Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 17, 2025, expressed an unqualified opinion on those financial statements.
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
April 17, 2025
We have served as the Company’s auditor since 2011.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(z)
ASSETS
Current assets:
Cash and cash equivalents	25,414,729	26,352,161	3,610,231
Restricted cash	882,637	602,342	82,521
Short-term investments	1,983,201	1,872,756	256,567
Accounts receivables, net	778,767	915,158	125,376
Amounts due from related parties, net	553,502	548,145	75,096
Other receivables and prepayments, net	2,298,612	2,473,050	338,806
Loan receivables, net	4,437	6,878	942
Inventories	5,644,713	5,032,069	689,391

Total current assets	37,560,598	37,802,559	5,178,930

Property and equipment, net	16,882,100	18,292,771	2,506,099
Deposits for property and equipment	200,739	164,955	22,599
Land use rights, net	10,132,626	10,686,400	1,464,031
Intangible assets, net	332,821	327,844	44,914
Investments in equity method investees	2,155,561	2,002,043	274,279
Other investments	2,916,189	3,355,489	459,700
Other long-term assets	147,669	434,206	59,486
Goodwill	755,213	755,213	103,464
Deferred tax assets, net	685,017	681,029	93,301
Right-of-use assets, net	554,061	433,617	59,405

Total assets	72,322,594	74,936,126	10,266,208

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Continued)
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(z)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (Including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB3,478 and RMB837 as of December 31, 2023 and 2024, respectively)	17,259,395	15,190,560	2,081,098
Advances from customers (Including advances from customers of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB277,846 and RMB367,640 as of December 31, 2023 and 2024, respectively)	1,689,881	2,035,184	278,819
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB729,440 and RMB524,165 as of December 31, 2023 and 2024, respectively)	9,560,449	9,663,421	1,323,882
Amounts due to related parties (Including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB8,488 and RMB4,975 as of December 31, 2023 and 2024, respectively)	150,373	104,187	14,274
Deferred income (Including deferred income of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,575 and RMB1,066 as of December 31, 2023 and 2024, respectively)	457,594	476,796	65,321
Short-term loans	1,425,576	2,399,629	328,748
Operating lease liabilities (Including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB5,722 and RMB814 as of December 31, 2023 and 2024, respectively)	80,868	57,224	7,840

Total current liabilities	30,624,136	29,927,001	4,099,982

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Continued)
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(z)
Deferred tax liabilities (Including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB33,823 and RMB1,735 as of December 31, 2023 and 2024, respectively)	692,492	783,863	107,389
Deferred income-noncurrent	1,756,949	2,084,038	285,512
Operating lease liabilities-noncurrent (Including operating lease liabilities-noncurrent of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB784 and RMB24 as of December 31, 2023 and 2024, respectively)	689,259	591,995	81,103

Total liabilities	33,762,836	33,386,897	4,573,986

Commitments and contingencies (Note 22)
SHAREHOLDERS’ EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 98,877,929 and 100,640,510 shares issued, of which 92,900,247 and 86,982,144 shares were outstanding as of December 31, 2023 and 2024, respectively)	62	64	9
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	11	11	2
Treasury shares, at cost (5,977,682 and 13,028,013 Class A shares as of December 31, 2023 and 2024, respectively)	(3,624,763)	(7,042,759)	(964,854)
Additional paid-in capital	4,444,755	4,912,703	673,038
Retained earnings	36,836,928	42,906,188	5,878,124
Accumulated other comprehensive loss	(695,589)	(807,394)	(110,613)

Total Vipshop Holdings Limited shareholders’ equity	36,961,404	39,968,813	5,475,706

Non-controlling interests	1,598,354	1,580,416	216,516

Total shareholders’ equity	38,559,758	41,549,229	5,692,222

Total liabilities and shareholders’ equity	72,322,594	74,936,126	10,266,208

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(All amounts in thousands, except for share and per share data)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(z)
Net revenues:
Product revenues	97,250,078	105,613,485	100,734,550	13,800,577
Other revenues	5,902,411	7,242,535	7,686,282	1,053,016

Total net revenues	103,152,489	112,856,020	108,420,832	14,853,593

Cost of revenues	(81,536,409)	(87,135,128)	(82,951,178)	(11,364,265)

Gross profit	21,616,080	25,720,892	25,469,654	3,489,328

Operating expenses:
Fulfillment expenses (Including shipping and handling expenses of RMB5,062,808, RMB5,837,096 and RMB5,822,405 for the years ended December 31, 2022, 2023 and 2024, respectively)	(7,247,210)	(8,262,004)	(8,346,864)	(1,143,516)
Marketing expenses	(2,831,316)	(3,242,215)	(2,979,654)	(408,211)
Technology and content expenses	(1,605,422)	(1,767,530)	(1,892,434)	(259,262)
General and administrative expenses	(4,459,518)	(4,146,568)	(3,992,657)	(546,992)

Total operating expenses	(16,143,466)	(17,418,317)	(17,211,609)	(2,357,981)

Other operating income	724,832	801,560	915,208	125,383

Income from operations	6,197,446	9,104,135	9,173,253	1,256,730
Impairment loss of investments	(93,904)	(19,105)	(61,246)	(8,391)
Interest expenses	(24,258)	(22,932)	(57,676)	(7,902)
Interest income	764,018	780,292	809,792	110,941
Exchange gain/(loss)	687,871	162,666	(24,813)	(3,399)
Investment gain/(loss) and revaluation of investments	546,031	(18,054)	148,170	20,299

Income before income taxes and share of (loss)income of equity method investees	8,077,204	9,987,002	9,987,480	1,368,278
Income tax expense	(1,758,810)	(1,866,004)	(2,315,515)	(317,224)
Share of (loss)income of equity method investees, net of tax of nil	(6,559)	80,301	166,980	22,876

Net income	6,311,835	8,201,299	7,838,945	1,073,930
Net income attributable to non-controlling interests	(13,019)	(84,675)	(99,010)	(13,564)

Net income attributable to Vipshop Holdings Limited’s shareholders	6,298,816	8,116,624	7,739,935	1,060,366

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Continued)
(All amounts in thousands, except for share and per share data)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(z)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares for computing earnings per Class A and Class B ordinary share:
—Basic	127,235,048	110,695,778	106,074,914	106,074,914
—Diluted	128,157,304	112,552,398	107,855,806	107,855,806
Net earnings per Class A and Class B ordinary share
—Basic	49.51	73.32	72.97	10.00
—Diluted	49.15	72.11	71.76	9.83
Net income	6,311,835	8,201,299	7,838,945	1,073,930
Other comprehensive (loss)income:
Changes in fair value of debt securities derived from the share of (loss)income of an equity method investee	(8,733)	23,124	(148,886)	(20,397)
Foreign currency translation, net of tax of nil	(610,296)	(11,085)	37,081	5,080

Comprehensive income	5,692,806	8,213,338	7,727,140	1,058,613

Less: Comprehensive income attributable to non-controlling interests	13,019	84,675	99,010	13,564

Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	5,679,787	8,128,663	7,628,130	1,045,049

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Treasury shares		Additional paid in	Retained	Accumulated other comprehensive	Total Vipshop Holdings Limited Shareholders’	Non-controlling	Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	earnings	loss	Equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	120,232,895	80	15,560,358	11	2,742,990	(1,927,719)	12,227,637	22,421,488	(88,599)	32,632,898	1,195,418	33,828,316
Net income	—	—	—	—	—	—	—	6,298,816	—	6,298,816	13,019	6,311,835
Repurchase of ordinary shares (Note 17)	(19,695,770)	—	—	—	19,695,770	(6,424,792)	—	—	—	(6,424,792)	—	(6,424,792)
Issuance of ordinary shares upon vesting of shares awards	1,084,205	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	854,930	—	—	854,930	—	854,930
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	6,761	—	—	6,761	184,434	191,195
Acquisition of additional equity interest in subsidiaries	—	—	—	—	—	—	2,453	—	—	2,453	(29,558)	(27,105)
Dividend distribution to non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	(42,307)	(42,307)
Changes of fair value of debt securities derived from the share of loss of an equity method investee	—	—	—	—	—	—	—	—	(8,733)	(8,733)	—	(8,733)
Foreign currency translation	—	—	—	—	—	—	—	—	(610,296)	(610,296)	—	(610,296)

Balance as of December 31, 2022	101,621,330	80	15,560,358	11	22,438,760	(8,352,511)	13,091,781	28,720,304	(707,628)	32,752,037	1,321,006	34,073,043

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Continued)
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Treasury shares		Additional paid in	Retained	Accumulated other comprehensive	Total Vipshop Holdings Limited Shareholders’	Non-controlling	Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	earnings	(loss)income	Equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	101,621,330	80	15,560,358	11	22,438,760	(8,352,511)	13,091,781	28,720,304	(707,628)	32,752,037	1,321,006	34,073,043
Net income	—	—	—	—	—	—	—	8,116,624	—	8,116,624	84,675	8,201,299
Repurchase of ordinary shares (Note 17)	(9,755,695)	—	—	—	9,755,695	(4,968,545)	—	—	—	(4,968,545)	—	(4,968,545)
Cancellation of treasury shares (Note 17)	—	(19)	—	—	(26,216,773)	9,696,293	(9,696,274)	—	—	—	—	—
Issuance of ordinary shares upon vesting of shares awards	1,034,612	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	1,068,611	—	—	1,068,611	—	1,068,611
Capital contribution from non-controlling interests shareholders (Note 18)	—	—	—	—	—	—	(10,630)	—	—	(10,630)	296,080	285,450
Deregistration of a subsidiary	—	—	—	—	—	—	—	—	—	—	(32)	(32)
Acquisition of additional equity interest in subsidiaries (Note 18)	—	—	—	—	—	—	(8,732)	—	—	(8,732)	(64,268)	(73,000)
Dividend distribution to non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	(39,107)	(39,107)
Changes of fair value of debt securities derived from the share of income of an equity method investee	—	—	—	—	—	—	—	—	23,124	23,124	—	23,124
Foreign currency translation	—	—	—	—	—	—	—	—	(11,085)	(11,085)	—	(11,085)

Balance as of December 31, 2023	92,900,247	62	15,560,358	11	5,977,682	(3,624,763)	4,444,755	36,836,928	(695,589)	36,961,404	1,598,354	38,559,758

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Continued)
(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Treasury shares		Additional paid in	Retained	Accumulated other comprehensive	Total Vipshop Holdings Limited Shareholders’	Non-controlling	Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	earnings	(loss)income	Equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	92,900,247	62	15,560,358	11	5,977,682	(3,624,763)	4,444,755	36,836,928	(695,589)	36,961,404	1,598,354	38,559,758
Net income	—	—	—	—	—	—	—	7,739,935	—	7,739,935	99,010	7,838,945
Repurchase of ordinary shares (Note 17)	(7,680,684)	—	—	—	7,680,684	(3,852,387)	—	—	—	(3,852,387)	—	(3,852,387)
Issuance of ordinary shares upon vesting of shares awards	1,118,228	2	—	—	—	—	(2)	—	—	—	—	—
Issuance of ordinary shares upon exercises of share options	14,000	—	—	—	—	—	251	—	—	251	—	251
Re-issuance of treasury shares upon vesting of shares awards (Note 17)	630,353	—	—	—	(630,353)	434,391	(434,391)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	1,177,685	—	—	1,177,685	—	1,177,685
Capital contribution from non-controlling interests shareholders (Note 18)	—	—	—	—	—	—	8,297	—	—	8,297	155,563	163,860
Deregistration of a subsidiary	—	—	—	—	—	—	—	—	—	—	(1,275)	(1,275)
Acquisition of additional equity interest in subsidiaries (Note 18)	—	—	—	—	—	—	(283,892)	—	—	(283,892)	(228,345)	(512,237)
Dividend distribution to non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	(42,891)	(42,891)
Dividend distribution to the Company’s shareholders (Note 17)	—	—	—	—	—	—	—	(1,670,675)	—	(1,670,675)	—	(1,670,675)
Changes of fair value of debt securities derived from the share of income of an equity method investee	—	—	—	—	—	—	—	—	(148,886)	(148,886)	—	(148,886)
Foreign currency translation	—	—	—	—	—	—	—	—	37,081	37,081	—	37,081

Balance as of December 31, 2024	86,982,144	64	15,560,358	11	13,028,013	(7,042,759)	4,912,703	42,906,188	(807,394)	39,968,813	1,580,416	41,549,229

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(z)
Cash flows from operating activities:
Net income	6,311,835	8,201,299	7,838,945	1,073,930
Adjustments to reconcile net income to net cash by operating activities:
Provision for allowance for doubtful accounts	70,427	28,114	44,807	6,139
Changes of inventory write-down	130,660	(681,173)	(312,414)	(42,801)
Depreciation of property and equipment	1,231,305	1,299,384	1,418,492	194,333
Amortization of deferred income	(41,408)	(49,301)	(72,415)	(9,921)
Impairment of long-lived assets	239,302	156,241	—	—
Amortization of intangible assets	3,256	3,778	3,778	518
Amortization of land use rights	178,840	217,323	270,063	36,998
Deferred tax assets	79,018	(3,247)	3,988	546
Deferred tax liabilities	(28,743)	118,758	91,371	12,518
Loss (gain) on disposal of long-lived assets	34,785	5,262	(3,776)	(517)
Share based compensation expenses	1,207,581	1,509,806	1,537,740	210,670
Share of loss (income) of equity method investees	6,559	(80,301)	(166,980)	(22,876)
Impairment loss of other investments	93,904	19,105	61,246	8,391
Investment gain and revaluation of investments	(236,374)	(10,217)	(135,132)	(18,513)
Gain on disposal of equity method investees	(304,570)	—	—	—
Gain on disposal of other investments	(91)	—	(4,417)	(605)
Noncash lease expense	293,235	130,447	76,567	10,490
Changes in operating assets and liabilities:
Accounts receivables	(99,333)	(199,852)	(126,178)	(17,286)
Amounts due from related parties	(32,650)	(25,220)	(39,543)	(5,417)
Other receivables and prepayments	(263,404)	12,613	(185,599)	(25,427)
Other long-term assets	8,870	—	—	—
Interest receivables on short-term investments	(12,294)	(6,201)	(19,424)	(2,661)
Inventories	1,455,103	601,440	944,727	129,427
Dividends received from equity method investees	149,426	102,545	156,517	21,443
Accounts payable	982,951	2,565,874	(2,170,812)	(297,400)
Advances from customers	(94,711)	(47,543)	345,303	47,306
Accrued expenses and other current liabilities	(248,491)	666,260	(356,287)	(48,812)
Amounts due to related parties	(210,952)	(40,063)	(2,486)	(341)
Deferred income	(66,034)	46,882	5,780	792
Operating lease liabilities	(318,310)	(127,500)	(74,878)	(10,258)

Net cash provided by operating activities	10,519,692	14,414,513	9,128,983	1,250,666

Cash flows from investing activities:
Purchases of property and equipment and other long-term assets	(2,430,773)	(2,167,178)	(2,723,247)	(373,083)
Purchases of land use rights	(671,816)	(3,063,559)	(839,339)	(114,989)
Government subsidies received for land use rights	489,894	347,070	412,926	56,571
Proceed from disposal of property and equipment and land use rights	42,819	199,013	20,505	2,809
Purchases of short-term investments	(11,195,077)	(3,959,000)	(4,484,636)	(614,393)
Redemption of short-term investments upon maturities	14,950,467	3,565,610	4,608,304	631,335
The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)
(All amounts in thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(z)
Investments in equity method investees and other investments	(283,700)	(282,542)	(374,921)	(51,364)
Proceed from disposal of investments	180,530	—	14,590	1,999
Payment for acquisition, net of cash acquired of RMB166,193, RMB nil and RMB nil in 2022, 2023 and 2024, respectively	(387,507)	—	—	—
Deposit paid for an equity method investee	—	—	(250,500)	(34,318)
Cash paid for loan originations	(269,335)	(19,785)	(59,752)	(8,186)
Cash received for disposal of subsidiaries	2,394	1,416	—	—
Cash received from loan repayments	621,257	62,193	106,336	14,568
Other investing activities	—	156,425	4,184	573

Net cash provided by (used in) investing activities	1,049,153	(5,160,337)	(3,565,550)	(488,478)

Cash flows from financing activities:
Proceeds from bank and other borrowings	4,592,327	2,093,483	6,399,917	876,785
Repayment to bank and other borrowings	(4,047,898)	(3,355,887)	(5,444,814)	(745,936)
Borrowing from equity method investees	5,000	53,500	65,000	8,905
Repayment of loans from equity method investees	(71,400)	(14,800)	(108,700)	(14,892)
Repayment of loans from non-controlling interests shareholders	(24,000)	(47,250)	(36,100)	(4,946)
Borrowing from non-controlling interests shareholders	87,000	58,550	97,800	13,399
Capital contributions from non-controlling interests shareholders	185,195	285,450	160,500	21,988
Repurchase of ordinary shares	(6,257,703)	(5,106,944)	(3,865,781)	(529,610)
Cash paid to non-controlling interests shareholders for deregistration of subsidiaries			(1,275)	(175)
Acquisition of non-controlling interests	(7,105)	(73,000)	(512,237)	(70,176)
Dividend distribution to non-controlling interests shareholders	(34,807)	(39,107)	(39,417)	(5,400)
Dividend distribution to shareholders	—	—	(1,684,721)	(230,806)
Proceeds from issuance of ordinary shares upon exercise of share options	—	—	249	34

Net cash used in financing activities	(5,573,391)	(6,146,005)	(4,969,579)	(680,830)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(63,322)	85,794	63,283	8,670

Net increase in cash, cash equivalents and restricted cash	5,932,132	3,193,965	657,137	90,028

Cash, cash equivalents and restricted cash at beginning of the year	17,171,269	23,103,401	26,297,366	3,602,724

Cash, cash equivalents and restricted cash at end of the year	23,103,401	26,297,366	26,954,503	3,692,752

Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents	21,938,653	25,414,729	26,352,161	3,610,231
Restricted cash	1,164,748	882,637	602,342	82,521

Total cash, cash equivalents and restricted cash at end of the year	23,103,401	26,297,366	26,954,503	3,692,752

The accompanying notes are an integral part of the consolidated financial statements.

VIPSHOP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)
(All amounts in thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(z)
Supplemental disclosures of cash flow information:
Interest paid	21,822	26,480	57,681	7,902
Income tax paid	1,640,885	1,778,785	2,169,488	297,219
Supplemental disclosure of non-cash activities:
Disposal of an equity method investment at inventories received.	177,543	—	—	—
Settlement of loan received through acquisition of non-controlling interests	20,000	—	—	—
Capital contribution from non-controlling interests shareholders settled by dividend payable, net of tax of RMB1,500, nil and RMB840 in 2022, 2023 and 2024, respectively	6,000	—	3,360	460
Right-of-use assets obtained under operating lease	301,796	32,594	31,231	4,279

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
Exclusive Business Cooperation Agreement
The WFOE entered into an agreement with these PRC domestic companies to provide these PRC domestic companies with technical, consulting and other services. In consideration of these services, these PRC domestic companies shall pay the WFOE fees equal to 100% of its net income of these PRC domestic companies, provided that the WFOE, at its sole discretion, shall have the right to adjust the rate of the service through written notice. The WFOE will exclusively own any intellectual property arising from the performance of this agreement. These PRC domestic companies have no right to terminate this agreement unless the WFOE commits gross negligence or fraud.
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
Vipshop
E-Commerce
was established by Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong on June 22, 2017. As of December 31, 2024, shareholders of Vipshop
E-Commerce
include Eric Ya Shen, chairman of the board of directors and chief executive officer, as well as Chan Huang, employee of the Group, holding
66.7
% and
33.3
% of the total equity interests in Vipshop
E-Commerce,
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

•
The Group relies on contractual arrangements with the consolidated VIEs and their respective shareholders for the operation of their business, which may not be as effective as direct ownership. If the consolidated VIEs and their respective shareholders fail to perform their obligations under these contractual arrangements, the Group may have to resort to arbitration or litigation to enforce their rights, which may be time-consuming, unpredictable, expensive, and damaging to their operations and reputation;

•	The shareholders of the significant consolidated VIEs have potential conflict of interest with the Group, which may adversely affect their business;

•
The Group may lose the ability to use and enjoy assets held by the consolidated VIEs that are important to the operation of their business if either such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding;

•	The Group’s business may be significantly affected by the PRC Foreign Investment Law;

•	The contractual arrangements with the consolidated VIEs may result in adverse tax consequences to the Group.
The financial information of the Group’s VIEs and VIEs’ subsidiaries, including total assets, total current liabilities, total liabilities, net revenues, total operating expenses, net income and cash flows after intercompany eliminations are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Total assets	7,442,585	6,504,813

Total current liabilities	(1,027,549)	(899,497)

Total liabilities	(1,062,156)	(901,256)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	1,101,098	372,530	306,576
Total operating expenses	(86,115)	(62,931)	(56,759)
Net income	541,290	235,406	308,464

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(b)	Principles of consolidation (Continued)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash used in operating activities	(1,892,620)	(721,336)	(749,147)
Net cash provided by (used in) investing activities	569,610	(123,591)	(155,901)
Net cash used in financing activities	—	—	(1,854)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(c)	Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The Group’s management made their estimates based on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include inventory write-downs, delivery day estimate, fair value of assets acquired and liabilities assumed in business acquisition, impairment of goodwill and long-lived assets and valuation of other investments. Changes in facts and circumstances may result in revised estimates.

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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(g)	Inventories (Continued)

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

(i)	Other receivables and prepayments, net
Other receivables and prepayments mainly consisted of interest receivable, prepayment to suppliers related to procurement activities for goods and services, loans to third parties, value added tax (“VAT”) and enterprise income tax (“EIT”) recoverable, advances to supplier related to financing activities and others. The Group makes estimates of expected credit loss for the allowance of other receivables based on assessment of various factors, including probability of default and loss given default rate of different types of other receivables in each business, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible other receivables are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined that it is probable the balance will not be collected.

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
Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Estimated useful life
Buildings	20 to 30 years
Furniture, fixtures and equipment	2 to 10 years
Leasehold improvements	Shorter of lease term or the estimated useful life of lease improvements
Motor vehicles	4 to 5 years
Software	1 to 10 years

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(j)	Property and equipment, net (Continued)

Direct and incremental costs related to the construction of assets, including costs under the construction contracts, duties and tariffs, equipment installation and shipping costs, are capitalized. Management estimates the residual value of its furniture, fixtures and equipment and motor vehicles ranging from 0% to 5%.

(k)	Land use rights, net
Land use rights represent the amounts paid and relevant costs incurred for the Group’s leases for the right of use for lands located in PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use right agreements.

(l)	Intangible assets, net
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
Estimated economic lives of the intangible assets are as follows:

Estimated economic life
Trademarks	2- 5 years
Payment license	Indefinite life

(m)	Investments in equity method investee and other investments
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

(n)	Impairment of long-lived assets
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
The Group recorded long-lived assets impairment of RMB239,302, RMB156,241 and nil during the years ended December 31,2022, 2023 and 2024, respectively, in general and administrative expenses on the consolidated statements of income and comprehensive income.

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
Management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit exceeded its carrying amount and, therefore, the management concluded that goodwill was not impaired as of December 31, 2022, 2023, and 2024, respectively.

(p)	Business combinations and non-controlling interests
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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(p)	Business combinations and non-controlling interests (Continued)

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
non-controlling
interests, are recorded as
non-controlling
interests on the Group’s consolidated balance sheets.

(q)	Leases
From the Perspective of Lessee
The Group leases office space, offline stores, apartments and certain equipment under operating leases for terms ranging from short term (under 12 months) to 16 years.
The scope of ASC 842 also includes land use rights and the accounting policy is included in Note 2(k).
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
The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses include rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses before it incurs or becomes probable.
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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(q)	Leases (Continued)

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
The Group, as a lessor, retain substantially all of the risks and benefits of ownership of the properties and continue to account for its leases as operating leases. There is no terms and conditions exist to grant the option for the tenant to purchase the properties upon termination of the lease. Renewal of the leases are negotiated before termination and penalty is imposed if the lessees early terminate the leases. The majority of the Group’s lease contracts are based on the higher of 1) fixed lease payment and 2) variable lease payment based on percentage of gross revenue generated by each tenant. The Group recognizes fixed lease income on a straight-line basis over the terms of the leases and variable lease income are recognized when incurred, both included in other revenues on the consolidated statements of income and comprehensive income. The lessees are generally required to provide the Group with a deposit, which is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.
The residual value of the Group’s lease assets represents the fair value of the leased assets at the end of the lease terms. The Group applies on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

(r)	Revenue recognition
The Group recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Group expects to receive in exchange for those goods or services. For revenue recognition, the Group evaluates the arrangements within the scope of Topic 606 and performs the following five steps: (1) identify the contract(s) with a customer,(2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.
Product revenue recognition
The majority of the Group’s revenue is derived from online product revenue. The Group generates revenue from the sale of apparel, fashion goods, cosmetics, home goods and lifestyle products and other merchandizes through its online platforms, including its internet website and cellular phone application. The Group recognizes revenue at the point of time when the goods have been received by the customers based on the delivery day estimate. The customers have the options to pay for the goods in advance or to pay over an agreed upon instalment period.
For offline product revenue and merchandizes sold through Shan Shan Outlets, the Group recognizes product revenue at the point of time when customers obtain control of the merchandises.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

( r)	Revenue recognition (Continued)

Product revenue recognition
(Continued)

Revenue was recorded net of surcharges, VAT and sales tax on cross border revenue of gross sales. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. Revenues also include fees charged to customers for shipping and handling expenses for online product revenue.
To determine whether the Group is an agent or principal in the sale of products, the Group considers the following indicators: the Group is primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods or services have been transferred to a customer or handling the return of the goods after transfer of control to the customers, and has discretion in establishing the price of the specified goods or services. The Group records all product revenue on a gross basis except for the products sold where the Group only provides platform access for certain third-party merchants.
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
Other revenues
Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets and warehouses, fees charged to third-party merchants where the Group provides platform access for sales of their products, logistic services revenue to third-parties, loan facilitation service income and membership fee income.
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
Shan Shan Outlets leases shop space to various brand shops and the Group leases the warehouses to the suppliers, the related revenue is accounted under ASC Topic 842—Leases. The detail information was disclosed in Note 2(q).
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
Revenue from logistic services is recognized at the point of time upon completion of the performance of services.
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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Revenue recognition (Continued)

Other revenues
(Continued)

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
Membership reward program
Shan Shan Outlets grant reward points to customers when they purchased goods from shops in outlets operated by the Group. These reward points can be used as credits against payment on future purchases.
Shan Shan Outlets considers reward points derived from its own shops in the outlets as a separate performance obligation and allocates the transaction price proportionally between the product sold and reward points granted on a relative standalone selling price basis taking into consideration of the likelihood of future redemption based on historical experience and the equivalent value per reward points when redeemed. The related reward points from its own shops are considered as a contract liability which is not material to the Group’s consolidated financial statements as a whole.
Remaining performance obligations
Remaining performance obligation represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. For the years ended December 31, 2023 and 2024, the Group had unfulfilled performance obligations for products to be transferred to customers of RMB
1,495.2
 million and RMB
1,801.2
 million, and performance obligations mainly related to Super VIP membership fee and reward points of RMB
388.8
 million and RMB
394.1
 million, respectively. The Group expects revenue to be recognized for the remaining performance obligations within the next year. The remaining performance obligations are accounted under advance from customers and deferred income.
Disaggregation of revenue
The Group disaggregates its product revenue from different types of contracts with customers by nature, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. The Group disaggregates its other revenue from different types of contracts with customers by service income and lease income, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. Service income mainly relate to revenues from product promotion and online advertising revenues, fees charged to third-party merchants which the Group provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income. Lease incomes are mainly earned from the Shan Shan Outlets. The amounts of service income and lease income were RMB
4.43
 billion and RMB
1.47
 billion, RMB
4.94
 billion and RMB
2.30
 billion, RMB
4.96
 billion and RMB
2.73
 billion for the years ended December 31, 2022, 2023 and 2024, respectively.
The following table sets forth the disaggregation of revenue:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Product revenues
Womenswear and menswear	33,332,934	37,628,436	34,825,405
Shoes and bags	8,256,326	9,384,021	8,301,476
Skincare and cosmetics	15,277,888	15,669,280	14,015,643
Sportswear and sporting goods	12,801,388	13,870,228	13,748,205
Home goods and other lifestyle products	8,359,052	8,620,465	8,553,989
Baby and children products	8,735,859	9,606,808	9,032,306
Supermarkets and other products	10,486,631	10,834,247	12,257,526

	97,250,078	105,613,485	100,734,550
Other revenues	5,902,411	7,242,535	7,686,282

Total net revenues	103,152,489	112,856,020	108,420,832

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(r)	Revenue recognition (Continued)

Contract balances
The
estimated returns of inventory remained
in-transit
were recorded as contract assets included in inventory. The balance of contract assets is RMB344.0 million and RMB360.5 million as of December 31, 2023 and 2024, respectively.
The
Group’s contract liabilities mainly consist of prepayments from customers, Super VIP membership fee, reward points and refund liability related to estimated return. As of December 31, 2023 and 2024, the balances of the contract liabilities are RMB2,378.8 million and RMB2,706.0 million, included in advances from customers, deferred income and accrued expenses and other current liabilities.
Contract liabilities, excluding refund liabilities related to estimated returns of RMB494.8 million as of December 31, 2023, were recognized as revenue during the year ended December 31, 2024, and those excluding refund liabilities related to estimated returns of RMB510.7 million as of December 31, 2024, are expected to be realized in the following year.

(s)	Cost of revenues
Cost of revenues consists primarily of cost of merchandizes sold, inventory write-down, cost related to logistics revenue, cost related to generating promotion and advertising revenue, occupancy cost for retail shops including rental cost, maintenance costs, depreciation expenses and utility cost of the outlets. Cost of revenues does not include fulfillment expenses and on-line
payment processing fee, therefore the Group’s cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

(t)	Fulfillment expenses
Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses, depreciation and amortization of warehouse and logistics equipment, compensation and benefits of logistics and client service cost.

(u)	Marketing expenses
Marketing expenses primarily represent advertising expenses incurred in connection with brand promotional activities, as well as compensation and benefits of marketing staff.
Advertising expenses are charged to the consolidated statements of income and comprehensive income in the period incurred. The amounts of advertising expenses incurred were RMB1.75 billion, RMB1.82 billion and RMB1.97 billion for the years ended December 31, 2022, 2023 and 2024, respectively.

(v)	Technology and content expenses
Technology and content expenses primarily consist of the compensation and benefits of IT staff, depreciation of IT equipment, telecommunications expenses, and expenses incurred
in creating content for sales events on
platform
.

(w)	General and administrative expenses
General and administrative expenses primarily consist of compensation and benefits of headquarters and administrative staff, payment processing fees, depreciations, rental expenses, and other administrative and overhead expenses.

(x)	Government Grants
Government grants consist of grants related to depreciable assets and other cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Government grants related to depreciable assets are recognized in statement of income over the periods in which depreciation expense on those assets is recognized, corresponding to the useful lives of the assets. Other subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use and tax rebates are recognized when cash is received. RMB451,664, RMB495,078 and RMB635,673 of government grants recognized were included in other operating income for the years ended December 31, 2022, 2023 and 2024, respectively.

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
The value of RMB is subject to changes by central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB23.77 billion and RMB23.31 billion as of
December 31, 2023 and 2024, respectively.

(z)	Convenience translation
Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of 7.2993 to US$1.00, representing the noon buying rate set forth in the H.10statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2024.

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

(ab)	Value added tax
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
Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, comprehensive income (loss) is reported in the consolidated statements of income and comprehensive income, and other comprehensive income (loss) includes foreign currency translation adjustments and changes in fair value of debt securities derived from the share of (loss)income of an equity method investee.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(ad)	Concentration and risks
Concentration of customers and suppliers
There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2022, 2023 and 2024.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivables, net, short-term investments, amounts due from related parties, net and other receivables, net.
The Group places its cash and cash equivalents, restricted cash and short-term investments with financial institutions with high-credit ratings and quality. Accounts receivables primarily consist of receivables from logistics and warehousing services rendered to the Group’s vendors, receivables from consumer financing business and receivables from payment platform. Other receivables mainly consisted of interest receivable, loans to third parties and advances to suppliers related to financing activities. Amounts due from related parties are loans, deposits and prepayments related to purchases of goods and services from the entities controlled by shareholders of the Group. There is no significant credit risk concentrated with any specific end customers under consumer financing, microcredit loans or suppliers under financing service arrangements. The risk with respect to other items under account and other receivables and amount due from related parties is mitigated by credit evaluations the Group performs on its customers or suppliers and its ongoing monitoring processes of outstanding balances.

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
As a practical expedient, the Group uses NAV or its equivalent to measure the fair value of its certain fund investment which the Group does not have the ability to exercise significant influence. NAV is primarily determined based on information provided by external fund administrators. The Group’s investments valued at NAV as a practical expedient are private equity funds, which represent the investment in other investments on the balance sheet.
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

(af)	Share-based compensation
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
paid-in
capital” when it is
re-issued
for the purpose of share options exercised and share awards. When the treasury shares are retired, an excess of repurchase price over par is allocated into additional paid-in
capital.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

(ai)	Segment reporting
Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.
For the years ended December 31, 2022, 2023 and 2024, the Group has determined it has five operating segments, Vip.com, internet finance, Shan Shan Outlets, offline shops and City Outlets, in which the CODM reviews its financial result on a regular basis.Vip.com and Shan Shan Outlets have been identified as reportable segments. Internet finance, offline shops and City Outlets operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold. The financial information of the respective segments is disclosed in Note 25.

(aj)	Recent accounting pronouncements
Recently adopted accounting pronouncements
In November 2023, the FASB issued ASU
2023-07,
“Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures”. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group has adopted ASU
2023-07
in 2024 and updated the segment disclosure in Note 25.
Recent accounting pronouncements issued not yet adopted
In December 2023, The FASB has issued Accounting Standards Update (ASU) No.
2023-09, Improvements
to Income Tax Disclosures. Under the ASU, public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). “For public business entities, the standard is effective for annual periods beginning after December 15, 2024. For other entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Group is currently assessing the impact that ASU
2023-09
will have on its future consolidated financial statements.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of the above new accounting pronouncement or guidance on the consolidated financial statements.

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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

4.	Accounts receivables, net
Components of accounts receivables are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Receivables for logistics and warehousing services rendered	291,600	289,862
Trade receivables (Note a)	235,489	226,464
Receivables from payment platform	93,655	130,460
Others (Note b)	218,688	284,631

Subtotal	839,432	931,417
Allowance for doubtful accounts:
Balance at beginning of the year	(54,622)	(60,665)
Write-offs	2,517	53,058
Provision	(8,560)	(8,652)

Allowance as of the end of the year	(60,665)	(16,259)

Accounts receivables, net	778,767	915,158

Notes:

(a)	Trade receivables represent financing extended to certain customers when they select to pay for the online product purchases through installments.

(b)	Others mainly represent receivables from provision of rental, online promotion and advertising services, receivables from financing service fees.

5.	Other receivables and prepayments, net
Components of other receivables and prepayments are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
VAT and EIT recoverable	409,455	688,291
Deposits	92,008	51,943
Interest receivable	747,028	764,049
Prepayment to suppliers related to procurement activities of goods and services	404,274	309,309
Prepaid expense	76,311	96,475
Loans to third parties	137,400	184,700
Advances to suppliers related to financing activities	266,895	330,902
Others	232,620	162,668

Subtotal	2,365,991	2,588,337
Allowance for doubtful accounts:
Balance at beginning of the year	(50,038)	(67,379)
Write-offs	2,906	—
Provision	(20,247)	(47,908)

Allowance as of the end of the year	(67,379)	(115,287)

Total	2,298,612	2,473,050

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

6.	Inventories
Inventories, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Products	6,553,372	5,628,201
Others	26,815	28,979

Inventories	6,580,187	5,657,180
Inventory write-down	(935,474)	(625,111)

Total	5,644,713	5,032,069

7.	Property and equipment, net

	As of December 31,
	2023	2024
	RMB	RMB
Cost:
Buildings	17,786,267	20,496,536
Furniture, fixtures and equipment	3,425,655	3,700,956
Leasehold improvements	1,436,468	1,608,217
Motor vehicles	31,830	30,662
Software	118,942	128,253
Construction in progress	1,103,901	600,374

Sub-total	23,903,063	26,564,998
Less: Accumulated depreciation	(6,399,161)	(7,653,439)
Less: Accumulated impairment	(621,802)	(618,788)

Property and equipment, net	16,882,100	18,292,771

Depreciation expenses charged were RMB1,231.3 million, RMB1,299.4 million and RMB1,418.5 million for the years ended December 31, 2022, 2023 and 2024, respectively.
During the year ended December 31, 2022, the Group identified impairment indicator for its leasehold improvements and furniture related to offline shops due to their declining performance and recognized an impairment loss of RMB111,726, and impairment indicator for its transit warehouses due to their declining utilization rate and recognized an impairment loss of RMB127,576.
During the year ended December 31, 2023, the Group identified impairment indicator for its leasehold improvements and furniture related to offline shops and city outlets due to their declining performance and recognized an impairment loss of RMB20,584 related to leasehold improvement and RMB135,657 related to ROU assets as disclosed in Note 15.
No impairment indicator was identified for the year ended December 31, 2024.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

8.	Land use rights, net

	As of December 31,
	2023	2024
	RMB	RMB
Land use rights	11,083,695	11,907,443
Less: accumulated amortization	(896,061)	(1,166,035)
Less: accumulated impairment	(55,008)	(55,008)

Land use rights, net	10,132,626	10,686,400

The expiry dates of the land use rights range from the years 2049 to 2073.
Amortization expenses charged were RMB178.8 million, RMB217.3 million and RMB270.1 million for the years ended December 31, 2022, 2023 and 2024, respectively. Amortization expenses are expected to be at RMB278.7 million for each of the year ending December 31, 2025, 2026, 2027, 2028 and 2029.
There is no impairment on land use rights recognized for the year ended December 31, 2022, 2023 and 2024.

9.	Intangible assets, net

	As of December 31, 2023				As of December 31, 2024
	Cost	Accumulated amortization (Note a)	Accumulated Impairment	Net amount	Cost	Accumulated amortization (Note a)	Accumulated Impairment	Net amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domain names	14,644	(14,644)	—	—	15,004	(15,004)	—	—
Trademarks	24,987	(13,037)	—	11,950	24,987	(16,811)	—	8,176
Payment license (Note b)	319,660	—	—	319,660	319,660	—	—	319,660
Others	73,773	(55,655)	(16,907)	1,211	72,574	(55,659)	(16,907)	8

Total	433,064	(83,336)	(16,907)	332,821	432,225	(87,474)	(16,907)	327,844

Notes:

(a)
Amortization expenses for intangible assets were RMB3,256, RMB3,778 and RMB3,778 for the years ended December 31, 2022, 2023 and 2024, respectively. Amortization expenses are expected to be at RMB3,778 for the years ending December 31, 2025, 2026, and RMB628 for 2027, and nil for 2028 and 2029, respectively.

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

(c)
When performing the impairment analysis for intangible assets, the Company will first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the intangible assets is more likely than not to exceed the fair value, then a quantitative impairment test is performed. To perform a quantitative impairment test of intangible assets, the Company performs an assessment that consists of a comparison of the fair values of the intangible assets with their carrying amounts. An impairment is recognized in an amount equal to the excess of the carrying amounts over the fair values of the intangible assets. No impairment on intangible assets was recognized during the years ended December 31, 2022, 2023 and 2024.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

10.	Investments in equity method investees
Investments in equity method investees as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Sichuan VipFubon Consumer Finance Co., Ltd (“VipFubon”)	236,319	270,683
HongShan Fashion and Technology Industry Fund Investment Limited Partnership (“HongShan Fashion and Technology”)	500,993	429,965
Shanxi Tianmei Shan Shan Outlets Shopping Mall Co., Ltd (“Shanxi Shan Shan”)	599,884	582,608
Guofu Life Insurance Co., Ltd (“Guofu”)	239,291	134,668
Gansu Shan Shan Outlets Shopping Mall Co., Ltd (“Gansu Shan Shan”)	163,141	174,907
Others	522,907	419,562
Less:
Impairment	(106,974)	(10,350)

Total	2,155,561	2,002,043

During the years ended December 31, 2022, 2023 and 2024, the Group recognized gain on disposal of equity method investee at the amount of RMB304,570, nil and nil. During the years ended December 31, 2022, 2023 and 2024, the Group recognized its share of (loss) income of equity method investees at the amount of RMB(6,559), RMB80,301 and RMB166,980, respectively. No impairment has been recorded on these investments accounted for under equity method for the years ended December 31, 2022, 2023 and 2024. During the year ended December 31, 2024, certain equity method investees which were fully impaired with accumulated impairment loss of RMB96,624 were written off as the Group has determined that is not probable for the balance to be recovered or the investees are deregistered.
The Group summarizes the condensed financial information of the Group’s equity investments under equity method as a group below in accordance with Rule
4-08
of Regulation
S-X:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues	2,940,905	3,116,172	2,277,551
Gross profit	79,057	165,578	554,778
Income from operations	285,733	310,193	530,092
Net income	251,426	260,582	435,189
Net income attributable to the investees’ ordinary shareholders	251,426	260,582	435,189

	As of December 31,
	2023	2024
	RMB	RMB
Current assets	8,923,172	15,716,003
Non-current assets	16,562,043	12,733,109
Current liabilities	5,416,529	6,549,835
Non-current liabilities	11,822,755	13,811,233

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

11.	Other investments
Other investments consist of equity investments with readily determinable fair value, equity investments without readily determinable fair value and available-for-sale
debt securities. The carrying amounts and fair value of the Group’s other investments as of December 31, 2023 and 2024 are as follows:

	As of December 31, 2023
	Original cost	Unrealized (losses) gains	Accumulated impairment	Translation difference	Balance as of year end
	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	223,852	(168,354)	(48,634)	11,855	18,719
Available-for-sale debt securities (Note b)	94,438	—	(35,073)	135	59,500
Equity investments without readily determinable fair value (Note c)	3,036,434	253,027	(526,204)	74,713	2,837,970

Total	3,354,724	84,673	(609,911)	86,703	2,916,189

	As of December 31, 2024
	Original cost	Unrealized (losses) gains	Accumulated impairment	Translation difference	Balance as of year end
	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	332,025	(148,732)	—	3,884	187,177
Available-for-sale debt securities (Note b)	57,000	—	(3,000)	—	54,000
Equity investments without readily determinable fair value (Note c)	3,221,139	149,182	(355,508)	99,499	3,114,312

Total	3,610,164	450	(358,508)	103,383	3,355,489

Notes:

(a)	Equity investments with readily determinable fair value
During the years ended December 31, 2022, 2023 and 2024, disposal of equity investments with readily determinable fair value generated proceeds of RMB4,760, nil and RMB7,405, resulting in realized gain of RMB2,412, nil and RMB899, respectively. The Group recorded mark to market adjustments of RMB(62,390), RMB(22,723) and RMB13,403 in investment gain(loss) and revaluation of investments in the consolidated statements of income and comprehensive income during the years ended December 31, 2022, 2023 and 2024, respectively. Dividend of RMB22, nil and RMB187 was declared to the Group and recorded in investment gain(loss) and revaluation of investments during the years ended December 31, 2022, 2023 and 2024 respectively. During the year ended December 31, 2024, certain equity investments with readily determinable fair value which were fully impaired with accumulated impairment loss of RMB48,634 were written off as the Group has determined that is not probable for the balance to be recovered or the investees were liquidated.

(b)	Available-for-sale debt securities
During the years ended December 31, 2022, 2023 and 2024, disposal of available-for-sale
debt securities generated proceeds of nil, nil and RMB185, resulting in realized loss of nil, nil and RMB2,314, respectively. The Group recorded impairment loss of nil, nil and RMB3,000 for years ended December 31, 2022, 2023 and 2024, respectively. During the year ended December 31, 2024, certain available-for-sale
debt securities which were fully impaired with accumulated impairment loss of RMB35,073 were written off as the Group has determined that is not probable for the balance to be recovered or the investees were liquidated.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

11.	Other investments (Continued)

Notes: (Continued)

(c)	Equity investments without readily determinable fair value
During the years ended December 31, 2022, 2023 and 2024, disposal of equity investments without readily determinable fair value which were fully impaired with accumulated impairment loss of nil, nil and RMB36,000 generated proceeds of nil, nil and RMB7,000, resulting in disposal gain of nil, nil and RMB7,000 recorded in investment gain(loss) and revaluation of investments. The Group recorded impairment loss of RMB93,904, RMB19,105 and RMB58,246 for years ended December 31, 2022, 2023 and 2024, respectively for the equity investments without readily determinable fair value. Dividend of RMB28,612, RMB29,790 and RMB233,646 was declared and recorded in investment gain(loss) and revaluation of investments during the years ended December 31, 2022, 2023 and 2024, respectively. During the year ended December 31, 2023 and 2024, dividends of RMB28,526 and RMB225,212 that was declared and reinvested into the equity investments without readily determinable fair value, respectively. During the years ended December 31, 2022, 2023 and 2024, fair value changes recognized for equity investments which were measured using NAV practical expedient were RMB275,217, RMB(25,122) and RMB(103,482), respectively. During the year ended December 31, 2024, certain equity investments without readily determinable fair value which were fully impaired with accumulated impairment loss of RMB192,942 were written off as the Group has determined that is not probable for the balance to be recovered or the investees are liquidated.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

12.	Accrued expenses and other current liabilities

	As of December 31,
	2023	2024
	RMB	RMB
Accrued advertising expense	1,191,189	1,101,844
Accrued shipping and handling expenses	1,642,964	1,440,908
Amounts received on behalf of third-party merchants (Note a)	1,968,213	2,305,545
Accrued payroll and social benefits	790,406	685,021
Deposits from vendors	562,916	587,339
Income tax payables	646,677	558,515
Other tax payables (Note b)	424,699	444,836
Accrued rental expenses	80,338	64,436
Accrued administrative expenses	425,236	339,262
Refund liability (Note c)	494,796	510,655
Cash-settled share-based compensation (Note 24(c))	999,055	1,258,189
Loan from non-controlling interests shareholders (Note d)	144,300	206,000
Others	189,660	160,871

Total	9,560,449	9,663,421

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

(d)	Balance mainly represents loans from non-controlling interests shareholders of Shan Shan Outlets for the outlets’ operation.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

13.	Employee retirement benefit
Full time employees in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions made and accrued for such employee benefits were RMB370,055, RMB455,559 and RMB592,786 for the years ended December 31, 2022, 2023 and 2024, respectively.

14.	Short-term loans
Components of the outstanding short-term loans are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
RMB denominated (Note a)	1,424,486	2,397,000
USD denominated (Note b)	—	—
EUR denominated (Note c)	1,090	2,629

Total	1,425,576	2,399,629

Notes:

(a)
During the year ended December 31, 2023, the Group entered into new RMB denominated revolving credit facilities for a total credit of up to RMB7.46 billion
, in which RMB424.5 million was drawn down and outstanding as short-term loans and RMB1.00 billion
was drawn down and outstanding under factoring arrangement as of December 31, 2023, with fixed interest rate ranging from 1.6% to 2.3% per annum, and RMB600.8 million was utilized for issuing letter of guarantee for procurement.

During the year ending on December 31, 2024, the Group repaid the outstanding balances under the facilities as of December 31, 2023 and the letter of guarantee for procurement amounted RMB540.5 million was expired. The Group entered into various new RMB denominated revolving credit facilities for a total credit of up to RMB12.93 billion
, in which RMB720.0 million was drawn down and outstanding as short-term loans and RMB1.68 billion
was drawn down and outstanding under factoring arrangement as of December 31, 2024, with fixed interest rate ranging from 1.25% to 1.80% per annum, and RMB652.1 million was utilized for issuing letter of guarantee for procurement.

(b)
During the year ending December 31, 2023, the Group fully repaid the outstanding balance under these facilities as of December 31, 2022 and amended the facility for a total credit of up to US$225.0 million (approximately RMB1.60 billion
), in which
HK$6.0 million (approximately RMB5.5 million and US$0.8 million)

was
utilized for issuing letter of guarantee for procurement
as of December 31, 2023.

During the year ending December 31, 2024, the Group amended the facilities for a total credit of up to US$
245.5 million (approximately RMB1.79
 billion
) in which HK$2.0 million and MYR0.3 million (approximately RMB2.4 million and US$0.3 million) was utilized for issuing letter of guarantee for procurement as of December 31, 2024.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

14.	Short-term loans (Continued)

Notes: (Continued)

(c)
During the year ended December 31, 2023, the Group entered into a three-year-term facility agreement for a credit of RMB200.0 million until 2026, in which EUR0.1 million (approximately RMB1.1 million) was drawn down and outstanding as of December 31, 2023, with fixed rate based on the
3-month
Europe Interbank Offered Rate plus 4.3%, and RMB18.4 million was utilized for issuing letter of letter of guarantee for procurement.

During the year ending December 31, 2024, the Group repaid the outstanding balances as of December 31, 2023. During the year ending 2024, EUR
0.3 million (approximately RMB2.6
million) was drawn down and outstanding as of December 31, 2024, with fixed interest rate of 0.02% per day, and RMB
43.3
million was utilized for issuing letter of letter of guarantee for procurement.
Certain
credit facilities, aggregating to RMB1.80 billion and RMB2.39 billion are respectively under guaranteed as of December 31, 2023 and 2024, in which USD245.5 million and RMB200.0 million are guaranteed by the company and its subsidiaries, and RMB400.0 million are guaranteed by pledging intellectual property rights. As of December 31, 2023 and 2024, RMB
1.77
billion and RMB
2.34
billion, respectively, of these credit facilities remained available.

15.	Leases
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
Supplemental balance sheet information related to the leases are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
ROU assets	554,061	433,617
Operating lease liabilities—current	80,868	57,224
Operating lease liabilities—non-current	689,259	591,995
Weighted-average remaining lease term	9.99	10.40
Weight-average discount rate	4.89%	4.89%
The components of lease costs of these operating leases for the years ended December 31, 2023 and 2024 are as follow:

	Year Ended December 31,
	2023	2024
	RMB	RMB
Operating lease cost for fixed payments	147,260	102,472
Short-term lease costs	61,487	75,356
Variable lease costs	52,442	49,540

Total Lease costs	261,189	227,368

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

15.	Leases (Continued)

The following table provides supplemental cash flow information related to leases:

	Year Ended December 31,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	165,828	109,552
The following table provides the maturities of lease liabilities on December 31, 2024:

Maturities of lease liabilities on December 31, 2024	Operating leases
2025	86,876
2026	70,340
2027	63,502
2028	78,147
2029	81,141
2030 and thereafter	465,432

Total future undiscounted lease payments	845,438
Less: imputed interest	196,219

Total present value of lease liabilities	649,219

For the years ended December 31, 2022, 2023 and 2024, nil, RMB135,657 and nil impairment loss was recorded in general and administrative expenses related to ROU assets of city outlets.
Lessor arrangement - Operating lease:
The Group generates lease income from Shan Shan Outlets and warehouses. The variable lease payments related to Shan Shan Outlets are determined based on the lessee’s sales amounts and a rate specified in the lease contract. The Group’s lease arrangements do not include options for the lessee to purchase the underlying assets or to extend or terminate the lease. Additionally, the Group’s agreements typically include clauses that may restrict the use of the asset or require specific actions by the lessee to ensure proper maintenance of the asset for its continued performance.
As of December 31, 2024, the undiscounted minimum lease payments expected to be received over the remaining lease terms are as follows: RMB581.5 million for 2025, RMB235.5 million for 2026, and RMB369.3 million for 2027 and thereafter.

16.	Distribution of profit
Pursuant to the laws applicable to entities incorporated in the PRC, the PRC entities are prohibited from distributing their statutory capital and are required to appropriate from profit after tax, under accounting principles generally accepted in the PRC, to other non-distributable
reserve funds after offsetting accumulated losses from prior years, until the cumulative amount of such reserve fund reaches 50% of the registered capital. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation at 10%
of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end);
the appropriation to the other fund is at the discretion of the subsidiaries. The PRC entities are also subject to certain restrictions with respect to transfers of any of their net assets to the Company and the Company does not have legal ownership in VIEs and VIEs’ subsidiaries.
The general reserve is used to offset future extraordinary losses. PRC entities may, upon a resolution passed by the shareholders, convert the general reserve into capital. The staff welfare and bonus reserve are used for the collective welfare of the employees of the subsidiary. The enterprise expansion reserve is for the expansion of the subsidiary’s operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law and are not distributable as cash dividends to the Company.
Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s PRC entities transferred RMB133,629, RMB150,120 and RMB193,491 from current year’s net income to the general reserve during the years ended December 31, 2022, 2023 and 2024, respectively.
The balance of restricted net assets was RMB16.20 billion as of December 31, 2024.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

17.	Capital structure
Dual-class share structure
On September 15, 2014, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and re-designated
into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. As of December 31, 2023 and 2024, all Class B ordinary shares were held by the Chairman of the Company.
ADS ratio change
Effective November 3, 2014, the Group changed its ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to five ADSs representing one Class A ordinary share.
Exercise of share options
During the years ended December 31, 2022, 2023 and 2024, nil, nil and 14,000 Class A ordinary shares were issued respectively, as a result of exercise of share options by employees.
Vesting of shares awards
During the years ended December 31, 2022, 2023 and 2024, 1,084,205, 1,034,612 and 1,118,228 Class A ordinary shares were issued respectively as a result of vesting of shares awards granted to employees.
Repurchase of ordinary shares
During the year ended December 31, 2022, the Group repurchased approximately US$952.3 million (RMB6,424.8 million) of ADS representing 19,695,770 Class A ordinary shares in accordance with the US$500 million and US$1 billion share repurchase program the Company’s board of directors authorized in March 2021 and March 2022.
During the year ended December 31, 2023, the Group repurchased approximately US$713.3 million (RMB4,968.5 million) of ADS representing 9,755,695 class A ordinary shares in accordance with the US$1 billion, US$500 million and US$500 million share repurchase program the Company’s board of directors authorized in March 2022, March 2023 and May 2023.
During the year ended December 31, 2024, the Group repurchased approximately US$536.1 million (RMB3,852.4 million) of ADS representing 7,668,435 class A ordinary shares in accordance with the US$500 million and US$500 million share repurchase program the Company’s board of directors authorized in March 2023 and May 2023.

In addition, during the same period, the Group repurchased 12,249 class A ordinary shares that had been issued to employees in prior years and were already vested, with no consideration paid by the Group.
Cancellation of ordinary shares
During the year ended December 31, 2023, the Group canceled 26,216,773 class A ordinary shares, out of treasury shares, with carrying value approximately US$1,426.8 million (RMB9,696.3 million).
Reissuance of Treasury Shares
During the year ended December 31, 2024,
630,353
of the treasury
shares were
re-issued
to employees of the Group for the purpose of share awards.
Dividend
On February 22, 2024, the Company announced that the Board of Directors approved a cash dividend of US$2.15 per ordinary share, or US$0.43 per ADS, to the holders of ordinary shares and ADSs, respectively, as of the close of business on March 15, 2024. Dividends are recognized when declared. The cash dividends amounted to US$233.3 million
(RMB1.68 billion)
were paid in April 2024. No dividends had been paid or declared by the Company for the year ended December 31, 2022 and 2023.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18.	Non-controlling interests

Non-controlling interests
RMB
Balance as of December 31, 2022	1,321,006
Net income attributable to non-controlling interests	84,675
Acquisition of additional equity interests in subsidiaries (i)	(64,268)
Dividend distribution to non-controlling interests shareholders	(39,107)
Deregistration of a subsidiary	(32)
Capital contribution from non-controlling interests shareholders (i i )	296,080

Balance as of December 31, 2023	1,598,354
Net income attributable to non-controlling interests	99,010
Acquisition of additional equity interests in subsidiaries (i)	(228,345)
Dividend distribution to non-controlling interests shareholders	(42,891)
Deregistration of a subsidiary	(1,275)
Capital contribution from non-controlling interests shareholders (i i )	155,563

Balance as of December 31, 2024	1,580,416

(i)
During the year ended December 31, 2023, the Group made further investment of RMB73,000 to acquire the remaining shares from non-controlling
interests
shareholder of Xinjiang Shanshan Outlets Shopping Plaza Co., Ltd. The transaction is recorded as a debit of RMB64,268 based on the book value of the non-controlling
interests and the remaining amount of RMB8,732 is recorded to additional paid-in
capital.

During the year ended December 31, 2024, the Group made further investment of RMB512,031 to acquire the remaining shares from non-controlling
interests
shareholder of Shan Jing Commercial Management (Ningbo) Co., Ltd. The transaction is recorded as a debit of RMB228,139 based on the book value of the non-controlling
interests and the remaining amount of RMB283,892 is recorded to additional paid-in
capital.

(ii)
During the year ended December 31, 2023, a total capital contribution of RMB285,450 was received from the non-controlling
interests
shareholders of several subsidiaries of Shan Shan Outlets in which RMB296,080 and RMB(10,630) was recorded in non-controlling
interests and additional
paid-in
capital, respectively.

During the year ended December 31, 2024, a total capital contribution of RMB163,860 was received from the non-controlling
interests
shareholders of several subsidiaries of Shan Shan Outlets in which RMB155,563 and RMB8,297 was recorded in non-controlling
interests and additional
paid-in
capital,
respectively
.
The schedule below discloses the effect of changes in the Company’s ownership interests in subsidiaries on the Company’s equity:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net income attributable to Vipshop Holdings Limited’s shareholders	6,298,816	8,116,624	7,739,935
Transfers from (to) the non-controlling interests:
Increase(decrease) in the Company’s additional paid-in capital in relation to the acquisition of additional equity interests in subsidiaries	2,453	(8,732)	(283,892)
Capital contributions from(to) non-controlling interests shareholders	6,761	(10,630)	8,297

Net transfers from(to) non-controlling interests shareholders	9,214	(19,362)	(275,595)

Changes to net income attributable to Vipshop Holdings Limited’s shareholders, transfers from(to) non-controlling interests	6,308,030	8,097,262	7,464,340

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

19.	Other operating income
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
Other operating income is comprised of:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Government grants	451,664	495,078	635,673
Claims income	202,649	168,940	177,924
Others	70,519	137,542	101,611

Total other operating income	724,832	801,560	915,208

20.	Income tax expense
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
Singapore
The Company’s wholly owned subsidiaries incorporated in Singapore are subject to Singapore corporate tax at a rate of 17% on the assessable profits arising from Singapore. Vipshop Singapore Pte. is entitled to enjoy the beneficial tax rate at 10% from July 1, 2022 to December 31, 2024, and to enjoy the beneficial tax rate at
15
% from January 1, 2025 to June 30, 2027.
The People’s Republic of China
Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), PRC enterprises are subject to a tax rate at 25%. Besides, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high and new technology companies.
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

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

20.	Income tax expense (Continued)

The People’s Republic of China
(Continued)

The Group’s subsidiaries and the VIEs in the PRC are all subject to the tax rate at
25% for the periods presented except for some principal subsidiaries that were entitled to the following preferential tax treatment, based on the Group’s assessment and relevant tax regulations:

•
Guangzhou Pinwei Software Co., Ltd. (“Pinwei Software”) was qualified as High and New Technology Enterprises (“HNTE”) and is entitled to a favorable tax rate at 15%. The HNTE qualification was received and approved in December 2020 and need to re-apply
every three years, and the HNTE qualification was renewed in December 2023. Pinwei Software is entitled to enjoy the beneficial tax rate at 15% as an HNTE for the years 2022, 2023 and 2024.

•
Vipshop (Guangzhou) Software Co., Ltd. (“Guangzhou Software”) was granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2021, and 50% reduction of income tax (i.e. entitled to a favorable tax rate at 12.5%) for the subsequent three consecutive years started from the taxation year of 2023.

•
Vipshop (Jianyang)
E-Commerce
Co., Ltd. (“Vipshop Jianyang”), Chongqing Vipshop
E-Commerce
Co., Ltd. (“Vipshop Chongqing”) have been recognized as “encouraged enterprises in an industry sector encouraged by the PRC government” in the Western Region, and are entitled to a preferential tax rate at 15% for the years ended 2022, 2023 and 2024.

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022, 2023 and 2024, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 (US$13.70) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion, refusal to pay tax and tax fraud.
Income by tax jurisdictions:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income from China operations	7,254,315	9,825,456	9,788,828
Income from non-China operations	822,889	161,546	198,652

Total income before taxes and share of income(loss) of equity method investees	8,077,204	9,987,002	9,987,480

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income tax expense
Current tax	1,709,300	1,750,493	2,220,156
Deferred tax	49,510	115,511	95,359

Total tax expense	1,758,810	1,866,004	2,315,515

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

20.	Income tax expense (Continued)

The People’s Republic of China
(Continued)

Current tax was mainly related to income tax in mainland China.
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
During the year ended December 31, 2023 and 2024, the
Group
accrued RMB148.8 million and RMB649.9
million withholding tax expenses associated with its earnings distributed or expected to be distributed to the holding company located outside mainland China in Hong Kong SAR respectively. During the year ended December 31, 2024, RMB
499.9
million was paid and RMB
300.0
million is expected to be paid in 2025. The remaining undistributed earnings of the Group’s subsidiaries in the PRC that are available for distribution to the Group amount to approximately RMB
12.41
billion as of December 31, 2024, which are considered to be indefinitely reinvested under ASC
740-30,
Accounting for Income Taxes—Special Areas, and accordingly,
 no
provision has been made for the Chinese dividend withholding taxes. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB
620.7
million as of December 31, 2024.
A reconciliation of the income tax expense to income before income tax expense and share of income(loss) of equity method investees computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of income and comprehensive income is as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income before income tax and share of income(loss) of equity method investees	8,077,204	9,987,002	9,987,480
Computed income tax expense at PRC EIT tax rate	2,019,301	2,496,751	2,496,870
Effect of non-deductible expenses, including:
-Share-based compensation expenses	74,676	153,469	123,223
-Other non-deductible expenses	42,960	14,653	20,660
Effect of different tax rates of subsidiaries operating in other jurisdictions	(236,479)	(53,121)	(73,738)
Effect of tax holidays and preferential tax rates granted to PRC entities	(927,595)	(824,300)	(851,865)
Effect of non-taxable income	(162,051)	(20,279)	(60,717)
Change in valuation allowance	198,761	(49,919)	11,222
Tax on dividends and undistributed earnings	749,237	148,750	649,860

Income tax expense	1,758,810	1,866,004	2,315,515

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

20.	Income tax expense (Continued)

The People’s Republic of China
(Continued)

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
The aggregate effect	927,595	824,300	851,865
Per share effect:
Class A and Class B ordinary share:
—basic	7.29	7.45	8.03
—diluted	7.24	7.32	7.90
The principal components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	450,280	455,594
Allowance for doubtful debts	25,022	23,802
Impairment of investments	21,197	18,774
Inventory write-down	174,547	123,762
Deferred income	438,494	528,094
Impairment of long-lived assets	179,153	176,607
Others	8,873	7,763
Less: valuation allowance	(612,549)	(653,367)

Total deferred tax assets-non-current	685,017	681,029

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax liabilities:
Fair value adjustments of long-lived assets from business acquisition	508,669	482,128
Withholding tax on undistributed earnings	150,000	300,000
Others	33,823	1,735

Total deferred tax liabilities-non-current	692,492	783,863

As of December 31, 2023 and 2024, the amount of tax loss carried forward was RMB301.7 million and RMB470.6 million, respectively, for the Group’s subsidiary incorporated in Hong Kong and Singapore, which can be carried forward indefinitely to offset future taxable income if there is no change
in shareholding of the Group’s subsidiary. The remaining amount of tax loss of RMB1.90 billion and RMB1.75 billion, mainly arose from the Group’s certain subsidiaries established in the PRC, which can be carried forward to offset future taxable income and will expire during the period from 2025 to 2029.
As of December 31, 2023, and 2024, respectively, the Group recognized a valuation allowance against deferred tax assets associated with the future benefits of net operating loss carryforwards and other deferred tax assets of certain subsidiaries. This was because management cannot conclude that the realization of these deferred tax assets is more likely than not.

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
As of December 31, 2022, 2023 and 2024, there are 6,456,160, 518,401 and 181,734 employee share options or non-vested
ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.
Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2022, 2023 and 2024 as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Basic earnings per share attributable to Vipshop Holdings Limited’s ordinary shareholders:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	6,298,816	8,116,624	7,739,935

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	127,235,048	110,695,778	106,074,914

Basic earnings per Class A and Class B ordinary shares	49.51	73.32	72.97

Diluted earnings per share for the years ended December 31, 2022, 2023 and 2024 are calculated as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Diluted earnings per share:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing diluted earnings per Class A and Class B ordinary share	6,298,816	8,116,624	7,739,935

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	127,235,048	110,695,778	106,074,914
Dilutive employee share options and non-vested ordinary shares	922,256	1,856,620	1,780,892

Weighted average number of Class A and Class B ordinary shares outstanding for computing diluted earnings per Class A and Class B ordinary share	128,157,304	112,552,398	107,855,806

Diluted earnings per Class A and Class B ordinary shares	49.15	72.11	71.76

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

22.	Commitments and contingencies
Capital commitments
As of December 31, 2023 and 2024, the Group has contracted for capital expenditures of RMB1,060,084 and RMB1,199,691, respectively.
Other commitments
The Group has the following commitments:
As of December 31, 2023 and 2024, the Group has investment commitment of RMB
799.5
million and RMB
654.0
million, respectively.
Contingencies
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

23.	Related party transactions
For the years ended December 31, 2022, 2023 and 2024, the Group entered into the following material related party transactions:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Purchase of goods	414,809	373,864	294,963
Purchase of services	696,987	838,609	823,372
Provision of services	21,416	17,689	30,952
Sales of product	90,405	73,608	295
Interest income	31,753	24,011	17,460
The goods and services were purchased from or provided to companies either controlled by its shareholders or directors and equity method investees of the Group.
Details of the balances with related parties are as follows:

(a)	Amounts due from related parties, net
As of December 31, 2024, amounts due from related parties amounted to RMB548,145. Of this total, RMB39,618 represented interest-bearing loans to Gansu Shan Shan, an equity method investee, carrying an annual interest rate of 2.85% and RMB11,887 represented interest-free loans to another equity method investee. The remaining amount consisted of RMB403,037 loan to VipFubon at 3.3% annual interest, renewed during the year, and RMB93,603 primarily for prepayments related to purchases of goods and other services.
Amounts due from related parties as of December 31, 2023 amounted to RMB
553,502,
mainly includes RMB
84,209
of interest-bearing loans lent to Gansu Shan Shan, which was an equity method investment, with interest at
 3.45%
per annum, RMB
409,051
of deposits to VipFubon at
4.9%
per annum as shareholder deposits, which are renewed during the year ended December 31, 2023, and the remaining of RMB
60,242
mainly includes prepayments related to purchases of goods.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23.	Related party transactions (Continued)

(b)	Amounts due to related parties
Amounts due to related parties as of December 31, 2024 amounted to RMB104,187, mainly includes payables for purchases of goods and other services.
Amounts due to related parties as of December 31, 2023 amounted to RMB150,373, include payables for purchases of goods and other services of RMB106,673 and an interest-free loan of RMB43,700 from Shanxi Shan Shan Outlets, which was an equity method investment, for operating use.

24.	Share-based payments

(a)	Share incentive plan
The Group adopted three stock incentive plans since inception. The 2011 Stock Incentive Plan and 2012 Share Incentive Plan each terminated at the end of their respective ten-year
terms and some grants from each of these plans are still outstanding as of December 31, 2024.
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
In August 2024, the Group adopted the Amended and Restated 2014 Share Incentive Plan, which amends and restates the previously adopted 2014 Share Incentive Plan of the Company in its entirety and assumes all awards granted under the 2014 Share Incentive Plan. The maximum aggregate number of shares authorized under the Amended and Restated 2014 Share Incentive Plan was (i) 13,985,001 Class A ordinary shares, and (ii) an automatic increase on January 1 of each year after the effective date of the 2014 Amended and Restated Share Incentive Plan by that number of shares representing 1.5% of the
Company’s
total issued and outstanding share capital as of December 31 of the preceding year, or such less number as determined by the board of directors.
No share incentive plan was adopted for the years ended 2022 and 2023.
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
The Group uses the Binomial model to determine the estimated fair value for each option granted with the assistance of an independent valuation firm. The Group estimates that the forfeiture rate for key management and employees will be nil and 26% for 2022, nil and 23% for 2023, and nil and 29% for 2024, respectively.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Share-based payments (Continued)

(a)	Share incentive plan (Continued)

The share option as of December 31, 2024 is as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual years to expiry per share	Aggregate intrinsic value
		US$		US$

Outstanding as of December 31, 2023	5,806,691	61.51	5.49 years	158,447

Forfeited	—
Exercised	(14,000)

Outstanding as of December 31, 2024	5,792,691	61.66	4.72 years	32,986

Non-vested as of December 31, 2024	968,460
Options vested and expected to vest as of December 31, 2024	5,792,691	61.66	4.72 years	32,986
Exercisable as of December 31, 2024	4,824,231	60.61	4.66 years	32,502
For the years ended December 31, 2022, 2023 and 2024, the Group recognized share-based payment expenses of RMB261,869, RMB283,630 and RMB298,650 in connection with the share options granted to key management and employees, respectively. The total fair value of shares vested during the years ended December 31, 2022, 2023 and 2024 was RMB261,266, RMB283,039 and RMB298,114, respectively.
As of December 31, 2023 and 2024, there was RMB586,401 and RMB304,593 unrecognized compensation cost related to unvested share options granted, respectively. The unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average period of one year
on a straight-line basis schedule as of December 31, 2024.

(b)	Non-vested shares
During the years ended December 31, 2022, 2023 and 2024, a total of 1,950,761, 2,894,700 and 1,794,730 non-vested
shares were granted to executive officers and employees under the 2014 Plan, respectively.
Most of the
non-vested
shares granted have a vesting period of four years of employment services with the first one-fourth
vesting on the first anniversary from grant date, and the remaining three fourth vesting on a monthly or quarterly or annually basis over a three-year period ending on the fourth anniversary of the grant date.
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

For the years ended December 31, 2023 and 2024, the
non-vested
shares movement was as follows:

Non-vested shares outstanding

Outstanding as of December 31, 2023	4,325,365
Granted	1,794,730
Vested	(1,748,581)
Forfeited	(647,535)

Outstanding as of December 31, 2024	3,723,979

The Group recognized compensation expense over the four-year service periods on a straight-line
b
asis, and applied a forfeiture rate of nil for key management for 2022, 2023 and 2024, while the forfeiture rate was 26%, 23% and 29% for employees for the years ended December 31, 2022, 2023 and 2024, respectively. The aggregate fair value of the restricted shares at grant dates was RMB601,010, RMB1,549,568 and RMB1,083,690 during the years ended December 31, 2022, 2023 and 2024, respectively. The fair value of non-vested
shares
is
measured at the respective market price of the Company’s ordinary shares on the grant-dates.
For the years ended December 31, 2022, 2023 and 2024, the Group recognized share-based payment expenses of RMB593,061, RMB784,981 and RMB879,035 in connection with the non-vested
shares granted to employees, respectively.
As of December 31, 2023 and 2024, there was RMB1,738,793 and RMB1,541,967 unrecognized compensation cost related to non-vested
shares which is expected to be recognized over a weighted average vesting period of 2.60 years and 2.55 years, respectively. The weighted average grant date fair value per share of non-vested
shares granted during the years ended December 31, 2022, 2023 and 2024 were US$46.43 (approximately RMB308.09), US$76.49 (approximately RMB535.31) and US$83.87 (approximately RMB603.82), respectively.

(c)	Share-based awards relating to Shan Shan Outlets
In December 2019, Shan Shan Outlets, a wholly-owned subsidiary of the Group, adopted a Stock Incentive Plan (“the Shan Shan Plan”), which provided up to 15% of the equity interest of the Shan Shan Outlets as share-based compensation to employees, external assigned employees and other eligible personal. The maximum contractual term of the Shan Shan Plan is 10 years.
In December 2019, 7.5% of the equity interest of the Shan Shan Outlets share options were granted to its executive officer under the Shan Shan Plan. In August 2020, 0.1484% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan. In February and August 2021, 0.4208% and 0.7611% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan, respectively. In January and July 2022, 1.3538% and 1.2283% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan, respectively. In January 2023, 0.8680 % of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan. In January 2024, 1.3472% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan.

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Share-based payments (Continued)

(c)	Share-based awards relating to Shan Shan Outlets (Continued)

The vesting period is generally 1-4 years of employment services where 25% to 100% will be vested on the first anniversary from grant date with the remaining to be vested ratably over the remaining vesting period. For options granted in 2024, the vesting period is two years, after which 100% of the granted options will be fully vested.
No consideration will be transferred to the Group upon exercise, where the Group shall repurchase the shares at a price determined based on Shan Shan Outlet’s
3
-year-audited-average
net profit. The fair value of a liability-classified award will be re-measured to an updated fair value at each reporting period until the award is settled. The compensation cost is recognized over the requisite service period, which is usually the vesting period. For the years ended December 31, 2022, 2023 and 2024, the Group recognized share-based payment expenses of RMB
352,651, RMB441,195 and RMB360,055 in connection with the share options granted. For the years ended December 31, 2022, 2023 and 2024, the Group Outlets repurchased nil, RMB66,829 and RMB100,922 in connection with the share options granted.
The Group uses the Monte Carlo Simulation Mode to determine the estimated fair value for share- based compensation liability below with the assistance of an independent valuation firm as of December 31, 2022, 2023 and 2024.
The assumptions used in determining the fair value of the share-based awards as of December 31, 2022, 2023 and 2024 were as follows:

Assumptions	2022	2023	2024
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	1.82%~2.39%	2.17%~2.35%	1.41%~1.47%
Expected volatility	39.51%~44.69%	32.95%~38.74%	23.17%~27.53%
Total fair value of share-based awards	832,456	1,097,668	1,540,863
Notes:

(1)	Expected dividend yield:
The expected dividend yield was estimated by the Group based on Shan Shan Outlet’s dividend policy over the expected life of the awards.

(2)	Risk-free interest rate:
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
For the years ended December 31, 2022, 2023 and 2024, share based compensation expenses have been included in the following balances on the consolidated statements of income and comprehensive income:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Fulfillment expenses	(74,063)	(77,926)	(84,079)
Marketing expenses	(14,630)	(33,379)	(31,215)
Technology and content expenses	(242,714)	(330,197)	(382,308)
General and administrative expenses	(876,174)	(1,068,304)	(1,040,138)

	(1,207,581)	(1,509,806)	(1,537,740)

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

25.	Segment information
Segment revenue and results
For the years ended December 31, 2022, 2023 and 2024, the Group has determined it has five operating segments, Vip.com, internet finance, Shan Shan Outlets, offline shops and City Outlets.Vip.com and Shan Shan Outlets have been identified as reportable segments while internet finance, offline shop and City Outlets operating segments were aggregated as others reportable segment.
The Group’s CODM assesses the segments’ performance by using each segments’ income from operations (which includes certain expense allocations directly attributable to each of the segments).
The CODM uses income from operations for each segment to measure the performance of each segment to monitor budget versus actual results and evaluate the performance, and to allocate resources to each of the segments.
The tables below provide a summary of the Group’s operating segment results including the significant expense categories and amounts for each reportable segment that are regularly provided to the CODM for the years ended December 31, 2022, 2023 and 2024:

Year Ended December 31, 2024	Vip.com	Shan Shan Outlets	Others	Total
	RMB	RMB	RMB	RMB
Revenues from external customers	104,379,002	3,284,968	756,862	108,420,832
Inter-segment revenues (Note a)	352,166	25,761	205,325	583,252

	104,731,168	3,310,729	962,187	109,004,084
Reconciliation of total net revenues
Elimination of inter-segment revenues				(583,252)

Total net revenues				108,420,832
Less:
Cost of revenues	(81,251,073)	(1,626,883)	(344,551)
Fulfillment expenses (Note b)	(8,241,185)	—	—
Marketing expenses (Note b)	(2,766,702)	(200,850)	—
Technology and content expenses (Note b)	(1,424,414)	—	—
General and administrative expenses (Note b)	(2,290,281)	(558,476)	(333,414)
Share-based compensation expenses (Note c)	(1,137,590)	(360,055)	—
Other segment items (Note d)	731,609	160,771	(187,737)

Segment income from operations	8,351,532	725,236	96,485	9,173,253
Reconciliation of profit or loss:
Other income and expenses (Note e)				814,227

Income before income taxes and share of income(loss) of equity method investees				9,987,480

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

25.	Segment information (Continued)

Segment revenue and results (Continued)

Year Ended December 31, 2023	Vip.com	Shan Shan Outlets	Others	Total
	RMB	RMB	RMB	RMB
Revenues from external customers	109,177,540	2,771,018	907,462	112,856,020
Inter-segment revenues (Note a)	378,941	24,959	326,591	730,491

	109,556,481	2,795,977	1,234,053	113,586,511
Reconciliation of total net revenues
Elimination of inter-segment revenues				(730,491)

Total net revenues				112,856,020
Less:
Cost of revenues	(85,569,090)	(1,488,518)	(405,095)
Fulfillment expenses (Note b)	(8,151,510)	—	—
Marketing expenses (Note b)	(3,170,057)	(170,246)	—
Technology and content expenses (Note b)	(1,350,414)	—	—
General and administrative expenses (Note b)	(2,312,911)	(457,780)	(530,555)
Share-based compensation expenses (Note c)	(1,023,215)	(441,195)	—
Other segment items (Note d)	639,886	122,882	(174,558)

Segment income from operations	8,619,170	361,120	123,845	9,104,135
Reconciliation of profit or loss:
Other income and expenses (Note e)				882,867

Income before income taxes and share of income(loss) of equity method investees				9,987,002

Year Ended December 31, 2022	Vip.com	Shan Shan Outlets	Others	Total
	RMB	RMB	RMB	RMB
Revenues from external customers	99,625,511	1,808,756	1,718,222	103,152,489
Inter-segment revenues (Note a)	1,181,133	49,912	387,490	1,618,535

	100,806,644	1,858,668	2,105,712	104,771,024
Reconciliation of total net revenues
Elimination of inter-segment revenues				(1,618,535)

Total net revenues				103,152,489
Less:
Cost of revenues	(80,134,184)	(1,146,017)	(1,187,668)
Fulfillment expenses (Note b)	(7,107,652)	—	—
Marketing expenses (Note b)	(2,878,160)	(123,018)	—
Technology and content expenses (Note b)	(1,279,898)	—	—
General and administrative expenses (Note b)	(2,665,041)	(331,984)	(1,017,094)
Share-based compensation expenses (Note c)	(820,674)	(352,651)	—
Other segment items (Note d)	600,023	96,226	(225,786)

Segment income (loss) from operations	6,521,058	1,224	(324,836)	6,197,446
Reconciliation of profit or loss:
Other income and expenses (Note e)				1,879,758

Income before income taxes and share of income(loss) of equity method investees				8,077,204

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

25.	Segment information (Continued)

Segment revenue and results (Continued)

Notes:

(a)
Inter-segment revenues mainly consist of payment processing, inter platform technical services, warehousing rental services and supply chain management services, promotion services provided by Vip.com to internet finance business and by offline shops to Vip.com, and internal procurement between offline shops, Shan Shan Outlets and Vip.com.

(b)	These expenses exclude share-based compensation expenses.

(c)	The detail information was disclosed in Note 24.

(d)	For each segment, the other segment items category includes:
Vip.com — other operating income which consists of government grants, claims income and other miscellaneous income.
Shanshan — technology and content expenses, other operating income which consists of government grants, claims income and other miscellaneous income.
Others — fulfillment expenses, marketing expenses, technology and content expenses, share-based compensation expenses, other operating income which consists of government grants, claims income and other miscellaneous income.

(e)	Other income and expenses include interest income, ex ch ange gain/(loss), investment gain/(loss) and revaluation of investments, interest expenses and impairment loss of investments.
Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Total depreciation of property and equipment, net
Vip.com	846,864	851,630	924,097
Shan Shan Outlets	298,624	417,226	476,943
Others	85,817	30,528	17,452

	1,231,305	1,299,384	1,418,492

Interest income and expenses:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Interest income
Vip.com	622,686	654,485	610,161
Shan Shan Outlets	53,659	42,807	41,932
Others	87,925	84,532	158,734
Inter-segment interest income	(252)	(1,532)	(1,035)

	764,018	780,292	809,792

Interest expenses
Vip.com	(23,573)	(22,821)	(57,627)
Shan Shan Outlets	(685)	(111)	(53)
Others	(252)	(1,532)	(1,031)
Inter-segment interest income	252	1,532	1,035

	(24,258)	(22,932)	(57,676)

VIPSHOP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

25.	Segment information (Continued)

Segment revenue and results (Continued)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Share of (loss) income of investments accounted under the equity method
Vip.com	(117,176)	52,212	1,647
Shan Shan Outlets	110,617	112,868	121,071
Others	—	(84,779)	44,262

	(6,559)	80,301	166,980

	Year Ended December 31,
	2023	2024
	RMB	RMB
Total assets
Vip.com	47,982,859	51,103,217
Shan Shan Outlets	17,062,689	19,971,408
Others	7,277,046	3,861,501

	72,322,594	74,936,126

	Year Ended December 31,
	2023	2024
	RMB	RMB
Investments in equity method investees
Vip.com	1,153,245	1,106,779
Shan Shan Outlets	763,025	760,596
Others	239,291	134,668

	2,155,561	2,002,043

Total expenditure for additions of long-lived assets
Vip.com	2,330,278	870,593
Shan Shan Outlets	2,895,954	2,687,663
Others	4,505	4,330

	5,230,737	3,562,586

Geographic information
Substantially all revenues and long-lived assets of Group are derived from and located in the PRC.

26.	Subsequent events
On February 21, 2025, the board of directors of the Company declared a dividend of US$2.40 per ordinary share, or US$0.48 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 11, 2025. The payment date is expected to be on April 25, 2025.

VIPSHOP HOLDINGS LIMITED
Schedule
I—Condensed Financial Information of the Parent Company
Statements of Income and Comprehensive Income
(All amounts in thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(z)
General and administrative expenses	(49,776)	(21,171)	(17,749)	(2,433)
Other operating income	30,885	47,529	13	2

(Loss)income from operations	(18,891)	26,358	(17,736)	(2,431)

Equity income of subsidiaries and VIEs	6,317,707	8,090,266	7,757,671	1,062,797

Net income attributable to Vipshop Holdings Limited’s sha re holders	6,298,816	8,116,624	7,739,935	1,060,366

Other comprehensive (loss)income:
Foreign currency translation, net of tax of nil	(610,296)	(11,085)	37,081	5,080
Changes in fair value of debt securities derived from the share of (loss)income of an equity method investee	(8,733)	23,124	(148,886)	(20,397)

Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	5,679,787	8,128,663	7,628,130	1,045,049

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Balance Sheets
(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(z)
ASSETS
Cash and cash equivalents	904	411	56
Other receivables and prepayments, net	3,374	3,423	469
Investment in subsidiaries	45,235,847	52,490,094	7,191,113
Amount due from subsidiaries	384,016	908,747	124,498

Total assets	45,624,141	53,402,675	7,316,136

LIABILITIES
Accrued expenses and other current liabilities	1,116	771	106
Amount due to subsidiaries	8,661,621	13,433,091	1,840,324

Total liabilities	8,662,737	13,433,862	1,840,430

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 98,877,929 and 100,640,510 shares issued, of which 92,900,247 and 86,982,144 shares were outstanding as of December 31, 2023 and 2024, respectively)	62	64	9
Class B ordinary shares (US$0.0001 par value,16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	11	11	2
Treasury shares, at cost (5,977,682 and 13,028,013 Class A shares as of December 31, 2023 and 2024, respectively)	(3,624,763)	(7,042,759)	(964,854)
Additional paid-in capital	4,444,755	4,912,703	673,038
Retained earnings	36,836,928	42,906,188	5,878,124
Accumulated other comprehensive loss	(695,589)	(807,394)	(110,613)

Total shareholders’ equity	36,961,404	39,968,813	5,475,706

Total liabilities and shareholders’ equity	45,624,141	53,402,675	7,316,136

VIPSHOP HOLDINGS LIMITED
Schedule I—Condensed Financial Information of the Parent Company
Statements of Cash Flows
(All amounts in thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(z)
Cash flow from operating activities:
Net income	6,298,816	8,116,624	7,739,935	1,060,366
Adjustments to reconcile net income to net cash by operating activities:
Equity income of subsidiaries and VIEs	(6,317,707)	(8,090,266)	(7,757,671)	(1,062,797)
Dividend received from subsidiaries and VIEs	—	—	1,681,107	230,311
Changes in operating assets and liabilities:
Other receivables and prepayments, net	—	(3,374)	(50)	(7)
Accrued expenses and other current liabilities	(54,750)	(3,634)	(372)	(51)
Deferred income	(29,664)	—	—	—

Net cash (used in) provided by operating activities	(103,305)	19,350	1,662,949	227,822

Cash flows from investing activities:
Changes in amounts due from/to subsidiaries	6,362,371	5,086,910	3,887,078	532,528

Net cash provided by investing activities	6,362,371	5,086,910	3,887,078	532,528

Cash flows from financing activities:
Repurchase of ordinary shares	(6,257,703)	(5,106,944)	(3,865,781)	(529,610)
Dividend distribution to shareholders	—	—	(1,684,721)	(230,806)

Net cash used in financing activities	(6,257,703)	(5,106,944)	(5,550,502)	(760,416)

Effect of exchange rate changes on cash and cash equivalents	(76)	(36)	(18)	(2)

Net increase(decrease) in cash and cash equivalents	1,287	(720)	(493)	(68)
Cash and cash equivalents at beginning of the period	337	1,624	904	124

Cash and cash equivalents at end of the period	1,624	904	411	56

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
As of December 31, 2024, RMB16.20 billion of the restricted capital, reserves and net asset are not available for distribution or transfer respectively, and as such, the condensed financial information of Vipshop Holdings Limited (“Parent Company”) has been presented. Relevant PRC laws and regulations also restrict the subsidiaries in PRC, the VIEs and VIEs’ subsidiaries from transferring a portion of their net assets to the Parent Company in the form of loans and advances or cash dividends.
During the years ended December 31, 2022, 2023 and 2024, cash dividends amounted to nil, nil and US$233.3 million were declared and paid by the Parent Company, respectively.
As of December 31, 2024, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Parent Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.
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
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote discloses certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.