Form 20-F
period 2025-12-31
Vipshop Holdings Ltd
filed 2026-04-16
CIK 1529192

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

*Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 80,208,937 Class A ordinary shares, par value US$0.0001 per share, and 15,560,358 Class B ordinary shares, par value US$ 0.0001 per share, as of December 31, 2025.

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

☐ Yes ☐ No

i

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“active customers” refers to registered members who have purchased from our Vipshop mobile app, vip.com website and Vipshop WeChat Mini-Program, at least once during the given period;
●	“active SVIP customers” refers to active customers during the given period who have subscribed for our Super VIP membership program;
●	“ADSs” refers to the American depositary shares, each of which represents 0.2 Class A ordinary shares of our company, par value US$0.0001 per share;
●	“China” or “PRC” refers to the People’s Republic of China, and, unless the context requires otherwise and solely for the purpose of this annual report such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong S.A.R., Macao S.A.R., and Taiwan region of the People’s Republic of China;
●	“cumulative customers” refers to all customers who had purchased products from our Vipshop mobile app, vip.com website, and Vipshop WeChat Mini-Program at least once during the period from our inception on August 22, 2008 to a specified date;
●	“GMV” refers to gross merchandise value, the total value of all products and services sold through our online channels, Shan Shan Outlets, and other offline stores during the given period, which were fulfilled by either our company or our third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, we do not consider products or services to be sold if the orders were placed and canceled pre-shipment and only included orders that left our or other third-party vendors’ warehouses;
●	“off-price retailer” refers to businesses that consistently offer branded products at prices below traditional retail levels, characterized by (i) a focus on branded products rather than private-label or unbranded goods; and (ii) periodic or recurring discounts in direct sale online channels and a focus on discounted pricing in offline formats;
●	“online channels” refers to our Vipshop App mobile application, the vip.com website, the Vipshop WeChat Mini-Program, and our online stores that are operated at third-party platforms;
●	“registered member” refers to any consumer who has registered and created an account with our Vipshop mobile app, vip.com website, and Vipshop WeChat Mini-Program;
●	“Renminbi” or “RMB” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

●	“total orders” refers to the total number of orders placed during the given period, including the orders for products and services sold through our online channels, including our Vipshop App mobile application, vip.com website, Vipshop WeChat Mini-Program, online stores that are operated at third-party platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned;
●	“U.S. dollars” or “US$” refers to the legal currency of the United States; and
●	“we” or “our company” refers to Vipshop Holdings Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities, or the VIEs.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.9931 to US$1.00, which was the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include without limitation statements relating to:

●	our goals and strategies;
●	our future business development, financial condition, and results of operations;
●	the expected growth of the off-price retailer market in China;
●	our ability to attract customers and brand partners and further enhance our brand recognition;
●	our expectations regarding demand for and market acceptance of our products and services;
●	competition in our industry;
●	government policies and regulations relating to our industry;
●	fluctuations in general economic and business conditions in China and globally; and
●	assumptions underlying or relating to any of the foregoing.

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

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Vipshop Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and their subsidiaries. Our operations in China are conducted by (i) our PRC subsidiaries and (ii) the consolidated variable interest entities with which one of our PRC subsidiaries maintains contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing and mobile application distribution businesses, and internet-based audio and video services. Accordingly, these businesses in China are operated by the consolidated variable interest entities and their subsidiaries, and such structure is used to provide investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their nominee shareholders to make management decisions of the consolidated variable interest entities and their subsidiaries. Revenues contributed by the consolidated variable interest entities accounted for 0.3%, 0.3% and 0.3% of our total net revenues in 2023, 2024 and 2025, respectively. However, contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interest entities and their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. For a more detailed discussion of those risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIEs, and their respective shareholders, as a whole, have not been tested in a court of law in China as of the date of this annual report.

As used in this annual report, “we” or “our company” refers to Vipshop Holdings Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities in China, including but not limited to (i) Guangzhou Vipshop E-Commerce Co., Ltd., or Vipshop E-Commerce, which currently holds the primary licenses necessary to conduct the internet-related operations of our online channels in China, (ii) Guangzhou Vipshop Information Technology Co., Ltd., or Vipshop Information, and (iii) Pin Jun Tong Enterprise Management & Consulting Co., Ltd., or Pin Jun Tong. The consolidated variable interest entities and their subsidiaries are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under the U.S. GAAP for accounting purposes. Vipshop Holdings Limited is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities or their subsidiaries. Investors in the ADSs are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated variable interest entities in China.

The following diagram illustrates our corporate structure, including our significant subsidiaries and the consolidated variable interest entity as of the date of this annual report:

Vipshop Holdings Limited
(Cayman Islands)
Equity Ownership
Contractual Arrangements
100%
Vipshop International Holdings Limited
(Hong Kong)
Offshore
Onshore China
100%
100%
Vipshop (China) Co., Ltd.(1)
("Vipshop China")
Chongqing Pinwei E-commerce Co., Ltd.(2)
Guangzhou Vipshop E-Commerce Co., Ltd.(3) ("Vipshop E-Commerce")
Guangzhou Vipshop Information Technology Co., Ltd.(4) ("Vipshop Information")
Pin Jun Tong Enterprises Management & Consulting Co., Ltd.(5) ("Pin Jun Tong")
100%
Vipshop (Zhaoqing) E-Commerce Co., Ltd.(6)
Vipshop (Jianyang) E-Commerce Co., Ltd.(6)
Vipshop (Tianjin) E-Commerce Co., Ltd.(6)
Guangzhou Pinwei Software Co., Ltd.(7)
Vipshop (Guangzhou) Software Co., Ltd.(7)
Tianjin Pinrong E-Commerce Co., Ltd.(6)
Chongqing Vipshop E-Commerce Co., Ltd.(2)
Vipshop (Xian) E-Commerce Co., Ltd.(6)
Zhejiang Vipshop E-Commerce Co., Ltd.(6)
Vipshop (Hubei) E-Commerce Co., Ltd.(6)

Notes:

(1)	A subsidiary primarily engaged in warehousing, logistics, product procurement, research and development, technology development and consulting businesses.
(2)	Subsidiaries primarily engaged in product procurement business.
(3)	Vipshop E-Commerce is a consolidated variable interest entity that primarily engages in e-commerce platform operation. Shareholders of Vipshop E-Commerce include Eric Ya Shen, our chairman of the board of directors and chief executive officer, and Chan Huang, our employee, holding 66.7% and 33.3% of the total equity interests in Vipshop E-Commerce, respectively.
(4)	Vipshop Information is a consolidated variable interest entity that primarily engages in finance service-related business, which represents a nominal portion of our business. Shareholders of Vipshop Information include Eric Ya Shen and Chan Huang, holding 99.2% and 0.8% of the total equity interests in Vipshop Information, respectively.
(5)	Pin Jun Tong is a consolidated variable interest entity with no substantive business. Shareholders of Pin Jun Tong include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 65% and 35% of the total equity interests in Pin Jun Tong, respectively.
(6)	Subsidiaries primarily engaged in retail businesses and warehousing services.
(7)	Subsidiaries primarily engaged in software development and information technology (including consulting, research, support) services.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated variable interest entities and their nominee shareholders, as well as the status of the rights of our founders and shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the consolidated variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required licenses, permits, registrations, or approvals, the PRC regulatory authorities would have broad discretion in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content may pose effects on us. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our online retail channels” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated variable interest entities. If the PRC government determines the contractual arrangements that constitute part of the consolidated variable interest entity structure to be non-compliant with PRC laws or regulations, or if these laws or regulations or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the consolidated variable interest entities structure, which would likely result in a material adverse change in our operations, and the value of the ADSs may decline significantly or become worthless. Due to the legal uncertainties and jurisdictional limits, our Cayman Islands holding company, our PRC subsidiaries, the consolidated variable interest entities and their subsidiaries, and investors of our company face challenges with respect to the enforceability of the contractual arrangements we have with the consolidated variable interest entities and, consequently, may significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

Our China Operations

We face various risks and uncertainties relating to doing business in China. A majority of our business operations are conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity, data security, and data privacy, as well as the prospective uncertainties as to the ability of the Public Company Accounting Oversight Board, or the PCAOB, to inspect or investigate completely auditors located in mainland China and Hong Kong, such as our auditor headquartered in Hong Kong, which may impact the ability of our holding company, subsidiaries, and the consolidated variable interest entities to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate.” As of the date of this annual report, regulatory actions relating to data security or anti-monopoly concerns in Hong Kong do not have a material impact on the ability of our holding company, subsidiaries, and the consolidated variable interest entities to conduct business, accept foreign investment, or continue to list on a United States stock exchange. However, new regulatory actions relating to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and we cannot assure you as to whether such regulatory actions may have a material impact on the ability of our holding company, subsidiaries, and the consolidated variable interest entities to conduct business, accept foreign investment, or continue to list on a United States stock exchange.

The PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—Uncertainties with respect to the PRC legal system could adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet—related businesses and companies, including e-commerce business.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

Our operations are primarily conducted by our subsidiaries and the consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC legal counsel, Han Kun Law Offices, is of the opinion that our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their business operations in China, including Business Licenses, Value-added Telecommunication Licenses, Food Operating Permit, Internet Drug Information Service Qualification Certificate, Payment Business License, Network Cultural Business License, Radio and Television Program Production and Operation License, Record-filing of Type II Medical Devices Operation, Record-filing for a Third-party Platform Providing Online Trading Service of Medical Devices, Record-filing for a Third-party Platform Providing Online Trading Service of Medicines, Record-filing of Online Sales of Medical Device, Record-filing of a Third-party Platform Providing Online Food Trading, Record-filing of Issuers of Single-purpose Commercial Prepaid Cards, Record-filing of Importer or Exporter of Import or Export Goods, Record-filing of a Customs Declaration Entity, Record-filing of Art Trading Entity, Record-filing for Businesses Engaged in Sales of Prepackaged Foods Only, and Record-filing of Internet Information Service Algorithm, except for certain permissions and approvals in mainland China, including certain Value-added Telecommunication Licenses for internet finance business as well as certain Record-filing of E-commerce Livestream Platform and Permits for Spreading Audio-video Program via Information Network for our live streaming services, which collectively represents an immaterial portion of our overall business operations. For a detailed description of these licenses and permits, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Licenses and Permits.” As of the date of this annual report, we, our PRC subsidiaries, or the VIEs have not received any denial notification from the authorities in connection with the applications for the necessary permissions or approvals to conduct our business. Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we face challenges in obtaining and maintaining all requisite licenses and permits and may be required to obtain additional licenses, permits, registrations, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If our PRC subsidiaries and the consolidated variable interest entities fail to obtain and maintain the requisite assets, licenses, and approvals required under PRC laws, our business, financial condition, and results of operations may be materially and adversely affected.”

There have been a number of PRC laws, regulations, and rules that regulate the issuances and offerings of securities conducted overseas by China-based issuers as well as the foreign investment therein, including but not limited to, (i) the Cybersecurity Review Measures jointly promulgated by the Cyberspace Administration of China, or the CAC, and other authorities on December 28, 2021 and effective on February 15, 2022, which requires companies that meet certain criteria to be subject to cybersecurity review, and (ii) the Trial Administration Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, promulgated by the China Securities Regulatory Commission, or the CSRC, on February 17, 2023 and effective on March 31, 2023, which establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. For details of the regulations that may impact our ability to pursue overseas offerings, issuances, and listing, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Listing and M&A.”

Under the current PRC laws, regulations, and rules, in connection with our issuance of securities to foreign investors in the past, our PRC legal counsel, Han Kun Law Offices, is of the opinion that as of the date of this annual report, we, our PRC subsidiaries, and the consolidated variable interest entities, (i) are not required to obtain permissions from or complete filing procedures with the CSRC pursuant to the Overseas Offering and Listing Measures for our historical issuances or offerings of securities to foreign investors that were completed before the date of implementation of the Overseas Offering and Listing Measures, but are required to go through filing procedures with the CSRC for our future issuance or offering of securities if we meet certain conditions set forth in the Overseas Offering and Listing Measures to be considered as an indirect overseas offering and listing by a PRC domestic company, (ii) are not required to go through cybersecurity review by the CAC unless any of our company, our subsidiaries, or the VIEs is deemed to be a critical information infrastructure operator or a network platform operator whose network product or service purchasing or data processing activities affect or may affect national security under the Cybersecurity Review Measures by any government authorities, and (iii) have not been denied by any PRC government authority for any requisite permissions or filing procedures, to the extent applicable with respect to our issuance or offerings of securities to foreign investors in the past. However, given that the implementation of the Cybersecurity Review Measures, the Overseas Offering and Listing Measures, and other applicable regulations may be subject to interpretation and further development, we cannot assure you as to whether or how they will affect our listing status and financing activities in the future. If we fail to go through the cybersecurity review by the CAC, complete the filing procedures with the CSRC, or fulfill other necessary procedures, if required, in a timely manner, or at all, for any future offering or any other activities that are subject to those regulatory requirements, our ability to raise and access capital will be impacted and our operations could be materially and adversely affected accordingly. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—The approval of, filing with, and other administrative requirements of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, and to the consolidated variable interest entities or their subsidiaries only through loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide RMB funding to their respective subsidiaries only through capital contributions and entrusted loans, and to the consolidated variable interest entities only through entrusted loans. See “Item 5. Operating and Financial Review—B. Liquidity and Capital Resources” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our debt and equity offerings to make loans or additional capital contributions to our PRC subsidiaries in China.”

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership. As of December 31, 2023, 2024 and 2025, the total amount of such restriction to which our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries are subject was RMB15.31 billion, RMB16.20 billion and RMB16.65 billion (US$2.38 billion). Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries to entities outside of China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries, the consolidated variable interest entities or their subsidiaries in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities or their subsidiaries by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries and payments made by the VIEs to us in accordance with the contractual arrangements to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries and the VIEs to make payments to us could materially and adversely affect our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—The requirements and legal procedures of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.”

For the years ended December 31, 2023, 2024 and 2025, Vipshop Holdings Limited did not provide any capital contribution to its subsidiaries.

For the years ended December 31, 2023, 2024 and 2025, Vipshop Holdings Limited did not extend any intercompany loans to its subsidiaries, and the subsidiaries did not provide any repayment of intercompany loans to Vipshop Holdings Limited.

For the years ended December 31, 2023, 2024 and 2025, our subsidiaries did not extend any intercompany loans to Vipshop Holdings Limited. For the years ended December 31, 2023, 2024 and 2025, our subsidiaries did not extend any intercompany loans to the consolidated variable interest entities, and the consolidated variable interest entities did not provide any repayment of intercompany loans to our subsidiaries.

For the years ended December 31, 2023, 2024 and 2025, an aggregate amount of RMB1.26 billion, RMB1.88 billion and nil was provided by the consolidated variable interest entities to our subsidiaries in the form of intercompany loans, respectively, and an aggregate amount of RMB3.26 billion, RMB1.89 billion and nil was provided by our subsidiaries to the consolidated variable interest entities in the form of repayment of intercompany loans, respectively.

For the years ended December 31, 2023, 2024 and 2025, our subsidiaries did not make any payment to the consolidated variable interest entities for transfer of property and equipment.

For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a VIE, or its subsidiary, and no subsidiary or VIE paid dividends or made other distributions to its holding company, except for the dividend of nil, RMB10 billion and RMB6.23 billion paid by Vipshop (China) Co., Ltd., our PRC subsidiary, to its holding company in Hong Kong, Vipshop International Holdings Limited, in 2023, 2024 and 2025. These dividends are subject to 5% withholding tax. For the years ended December 31, 2024 and 2025, Vipshop International Holdings Limited paid dividends of RMB1.68 billion and RMB1.77 billion (US$252.9 million) to the Cayman Islands holding company.

For additional information about the services provided, cash flows, or transfer of other assets between our company, our subsidiaries, and the consolidated variable interest entities during the three years ended December 31, 2023, 2024 and 2025, see “Item 3. Key Information—Financial Information Relating to the Consolidated Variable Interest Entities” and Note 2(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

On February 21, 2025, we declared a cash dividend of US$2.40 per ordinary share, or US$0.48 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 11, 2025. The cash dividends were paid in April 2025 and the net cash dividends we paid amounted to US$247.4 million, excluding the cash dividends distributed to the bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and our treasury ADSs.

On February 26, 2026, we declared a cash dividend of US$3.10 per ordinary share, or US$0.62 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 10, 2026. The cash dividends will be paid on April 24, 2026 and the net cash dividend is expected to be approximately US$300 million, excluding the cash dividends distributed to the bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and our treasury ADSs.

Financial Information Relating to the Consolidated Variable Interest Entities

The following tables present the condensed consolidating schedules for the consolidated variable interest entities and other entities for the years and as of the dates indicated.

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2025
			Consolidated
	Parent		Variable Interest		Consolidated
	Company	Subsidiaries(1)	Entities	Eliminations(2)	Total

	(RMB in thousands)
Net revenues	—	105,818,865	1,634,635	(1,533,954)	105,919,546
Share of gain from subsidiaries and consolidated variable interest entities	7,204,058	—	—	(7,204,058)	—
Net income	7,242,490	6,875,752	495,455	(7,204,058)	7,409,639
Comprehensive income	7,225,558	6,875,752	495,455	(7,204,058)	7,392,707

	For the Year Ended December 31, 2024
			Consolidated
	Parent		Variable Interest		Consolidated
	Company	Subsidiaries(1)	Entities	Eliminations(2)	Total

	(RMB in thousands)
Net revenues	—	108,334,798	1,192,547	(1,106,513)	108,420,832
Share of gain from subsidiaries and consolidated variable interest entities	7,757,671	—	—	(7,757,671)	—
Net income	7,739,935	7,767,442	89,239	(7,757,671)	7,838,945
Comprehensive income	7,628,130	7,767,442	89,239	(7,757,671)	7,727,140

	For the Year Ended December 31, 2023
			Consolidated
	Parent		Variable Interest		Consolidated
	Company	Subsidiaries(1)	Entities	Eliminations(2)	Total

	(RMB in thousands)
Net revenues	—	112,556,789	1,374,993	(1,075,762)	112,856,020
Share of gain from subsidiaries and consolidated variable interest entities	8,090,266	—	—	(8,090,266)	—
Net income	8,116,624	7,808,213	366,728	(8,090,266)	8,201,299
Comprehensive income	8,128,663	7,808,213	366,728	(8,090,266)	8,213,338

Notes:

(1)	For the years ended December 31, 2023, 2024 and 2025, net revenue contributed by Vipshop China, Chongqing Pinwei E-commerce Co., Ltd, or Chongqing Pinwei, and their subsidiaries accounted for 90%, 90% and 89% of the total net revenue, respectively. For the years ended December 31, 2023, 2024 and 2025, net income contributed by Vipshop China, Chongqing Pinwei and their subsidiaries accounted for 97%, 98% and 94% of the total net income, respectively.
(2)	The elimination mainly represents the intercompany service fee for technology services provided by our subsidiaries to the consolidated variable interest entities and services rendered relating to marketing activities provided by the consolidated variable interest entities to our subsidiaries.

Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
			Consolidated
	Parent		Variable		Consolidated
	Company	Subsidiaries(1)	Interest Entities	Eliminations(2)	Total

	(RMB in thousands)
Cash and cash equivalents	2,086	20,344,937	2,643,412	—	22,990,435
Restricted cash	—	782,487	350,242	—	1,132,729
Short-term investments	—	5,637,181	140,041	—	5,777,222
Amounts due from related parties, net	—	754,026	8,755	—	762,781
Account and other receivables and prepayments, net	3,142	3,351,539	394,840	—	3,749,521
Amount due from group companies	874,822	17,402,764	276,150	(18,553,736)	—
Loan receivables, net	—	9,166	—	—	9,166
Inventories	—	5,153,413	—	—	5,153,413
Property and equipment, net	—	18,267,924	43,609	—	18,311,533
Deposits for property and equipment	—	6,314	106	—	6,420
Land use rights, net	—	10,426,682	—	—	10,426,682
Intangible assets, net	—	4	324,063	—	324,067
Investments in equity method investees	—	2,266,681	870,103	—	3,136,784
Other investments	—	3,979,469	820,887	—	4,800,356
Investment in subsidiaries and the consolidated variable interest entities	58,995,811	—	—	(58,995,811)	—
Other long-term assets	—	291,085	60,000	—	351,085
Goodwill	—	741,922	13,291	—	755,213
Deferred tax assets, net	—	756,156	957	—	757,113
Right-of-use assets, net	—	390,739	8,059	—	398,798
Total assets	59,875,861	90,562,489	5,954,515	(77,549,547)	78,843,318
Amount due to group companies	(17,402,764)	(1,150,972)	—	18,553,736	—
Other liabilities	(1,468,348)	(32,001,279)	(930,527)	—	(34,400,154)
Total liabilities	(18,871,112)	(33,152,251)	(930,527)	18,553,736	(34,400,154)
Shareholders’ equity	(41,004,749)	(57,410,238)	(5,023,988)	58,995,811	(44,443,164)

	As of December 31, 2024
			Consolidated
	Parent		Variable		Consolidated
	Company	Subsidiaries(1)	Interest Entities	Eliminations(2)	Total

	(RMB in thousands)
Cash and cash equivalents	411	22,998,282	3,353,468	—	26,352,161
Restricted cash	—	32,900	569,442	—	602,342
Short-term investments	—	1,872,756	—	—	1,872,756
Amounts due from related parties, net	—	545,421	2,724	—	548,145
Account and other receivables and prepayments, net	3,423	2,747,428	637,357	—	3,388,208
Amount due from group companies	908,747	14,335,254	—	(15,244,001)	—
Loan receivables, net	—	6,878	—	—	6,878
Inventories	—	5,031,867	202	—	5,032,069
Property and equipment, net	—	18,245,764	47,007	—	18,292,771
Deposits for property and equipment	—	164,849	106	—	164,955
Land use rights, net	—	10,686,400	—	—	10,686,400
Intangible assets, net	—	8	327,836	—	327,844
Investments in equity method investees	—	1,111,998	890,045	—	2,002,043
Other investments	—	2,695,838	659,651	—	3,355,489
Investment in subsidiaries and the consolidated variable interest entities	52,490,094	—	—	(52,490,094)	—
Other long-term assets	—	434,206	—	—	434,206
Goodwill	—	741,922	13,291	—	755,213
Deferred tax assets, net	—	678,465	2,564	—	681,029
Right-of-use assets, net	—	432,497	1,120	—	433,617
Total assets	53,402,675	82,762,733	6,504,813	(67,734,095)	74,936,126
Amount due to group companies	(13,433,091)	(908,747)	(902,163)	15,244,001	—
Other liabilities	(771)	(32,484,870)	(901,256)	—	(33,386,897)
Total liabilities	(13,433,862)	(33,393,617)	(1,803,419)	15,244,001	(33,386,897)
Shareholders’ equity	(39,968,813)	(49,369,116)	(4,701,394)	52,490,094	(41,549,229)

Notes:

(1)	As of December 31, 2024 and 2025, assets held by Vipshop China, Chongqing Pinwei and their subsidiaries accounted for 41% and 39% of our total assets, respectively.
(2)	The elimination mainly represents the intercompany service fee for technology services provided by our subsidiaries to the consolidated variable interest entities and services rendered relating to marketing activities provided by the consolidated variable interest entities to our subsidiaries.

Condensed Consolidating Cash Flow Information

	For the Year Ended December 31, 2025
			Consolidated
	Parent		Variable		Consolidated
	Company	Subsidiaries	Interest Entities	Eliminations	Total

	(RMB in thousands)
Net cash provided by (used in) operating activities	1,849,317	6,028,008	(423,080)	—	7,454,245
Loans to group companies(1)	—	—	—	—	—
Repayments from Group Companies(1)	—	—	—	—	—
Change in amount due from group companies	3,461,763	—	—	(3,461,763)	—
Other investing activities	—	(7,791,091)	(505,959)	—	(8,297,050)
Net cash provided by (used in) investing activities	3,461,763	(7,791,091)	(505,959)	(3,461,763)	(8,297,050)
Borrowings under loan from group companies(1)	—	—	—	—	—
Repayment to group companies(1)	—	—	—	—	—
Change in amount due to ultimate holding company	—	(3,461,763)	—	3,461,763	—
Other financing activities	(5,309,459)	3,373,887	—	—	(1,935,572)
Net cash used in financing activities	(5,309,459)	(87,876)	—	3,461,763	(1,935,572)

	For the Year Ended December 31, 2024
			Consolidated
	Parent		Variable		Consolidated
	Company	Subsidiaries	Interest Entities	Eliminations	Total

	(RMB in thousands)
Net cash provided by (used in) operating activities	1,662,949	8,099,198	(633,164)	—	9,128,983
Loans to group companies(1)	—	—	(1,884,299)	1,884,299	—
Repayments from Group Companies(1)	—	—	1,892,999	(1,892,999)	—
Change in amount due from group companies	3,887,078	—	—	(3,887,078)	—
Other investing activities	—	(3,409,649)	(155,901)	—	(3,565,550)
Net cash provided by (used in) investing activities	3,887,078	(3,409,649)	(147,201)	(3,895,778)	(3,565,550)
Borrowings under loan from group companies(1)	—	1,884,299	—	(1,884,299)	—
Repayment to group companies(1)	—	(1,892,999)	—	1,892,999	—
Change in amount due to ultimate holding company	—	(3,887,078)	—	3,887,078	—
Other financing activities	(5,550,502)	582,777	(1,854)	—	(4,969,579)
Net cash used in financing activities	(5,550,502)	(3,313,001)	(1,854)	3,895,778	(4,969,579)

	For the Year Ended December 31, 2023
			Consolidated
	Parent		Variable		Consolidated
	Company	Subsidiaries	Interest Entities	Eliminations	Total

	(RMB in thousands)
Net cash provided by (used in) operating activities	19,350	14,413,200	(18,037)	—	14,414,513
Loans to group companies(1)	—	—	(1,255,813)	1,255,813	—
Repayments from Group Companies(1)	—	—	3,263,935	(3,263,935)	—
Change in amount due from group companies	5,086,910	—	—	(5,086,910)	—
Other investing activities	—	(5,036,746)	(123,591)	—	(5,160,337)
Net cash provided by (used in) investing activities	5,086,910	(5,036,746)	1,884,531	(7,095,032)	(5,160,337)
Borrowings under loan from group companies(1)	—	1,255,813	—	(1,255,813)	—
Repayment to group companies(1)	—	(3,263,935)	—	3,263,935	—
Change in amount due to ultimate holding company	—	(5,086,910)	—	5,086,910	—
Other financing activities	(5,106,944)	(1,039,061)	—	—	(6,146,005)
Net cash used in financing activities	(5,106,944)	(8,134,093)	—	7,095,032	(6,146,005)

Notes:

(1)	For the years ended December 31, 2023, 2024 and 2025, an aggregate amount of RMB1.26 billion, RMB1.88 billion and nil was provided by the consolidated variable interest entities to our subsidiaries in the form of intercompany loan, respectively, an aggregate amount of RMB3.26 billion, RMB1.89 billion and nil was provided by our subsidiaries to the consolidated variable interest entities in the form of repayment of intercompany loan, respectively.

(2)	In 2023, 2024 and 2025, our PRC subsidiary Vipshop China distributed a portion of the earnings that amounted to nil, RMB10 billion and RMB6. 23 billion to Vipshop International Holdings Limited, its holding company in Hong Kong.
A.	[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

Risks Relating to Our Business and Industry

●	If we are unable to effectively manage our business and execute our strategies, our financial results and prospects may be materially and adversely affected.
●	If our merchandising team fails to effectively curate a desirable product assortment, our business, results of operations, and growth prospects may be materially and adversely affected.
●	If we fail to maintain and develop our relationships with brand partners, our business, results of operations, and growth prospects may be materially and adversely affected.
●	Our access to a stable supply of products may be disrupted by factors beyond our control, which could materially and adversely affect our business operations.
●	We rely on off-price retail of apparel products for a significant portion of our total net revenues.
●	Our expansion into new categories may expose us to new challenges and more risks.
●	If we are not able to continue to attract and retain customers, our business and prospects may be materially and adversely affected.
●	Our business and results of operations may be materially and adversely affected if we are unable to deliver a satisfying customer experience or provide satisfying customer service on a continuing basis.
●	If we do not compete effectively against existing or new competitors, we may lose market share and customers.
●	Any harm to our brand or failure to maintain our reputation may materially and adversely affect our business and growth prospects.

Risks Relating to Our Corporate Structure

●	Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our online retail channels. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content may pose effects on us. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our online retail channels” on page 36 of this annual report.
●	We rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If the consolidated variable interest entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If the consolidated variable interest entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation” on page 38 of this annual report.
●	The shareholders of the significant consolidated variable interest entity have potential conflict of interest with us, which may adversely affect our business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the significant consolidated variable interest entity have potential conflict of interest with us, which may adversely affect our business” on page 38 of this annual report.

Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate

●	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—Changes in China’s economic, legal or social conditions, or government policies could materially and adversely affect our business and operations” on page 40 of this annual report.
●	Uncertainties with respect to the PRC legal system could adversely affect us. Since the PRC legal system may still be evolving, certain laws and regulations may evolve quickly with little advance notice, and the interpretation and enforcement of these laws and regulations may involve uncertainties and could limit the legal protections available to you and us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—The PRC legal system is developing, and failure to respond to such development could affect us” on page 41 of this annual report.
●	A majority of our business operations are conducted in China, and we are subject to complex and evolving PRC laws and regulations. PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” on page 41 of this annual report.

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 42 of this annual report.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 42 of this annual report.
●	The PRC government may exert more control over offerings conducted overseas by and/or foreign investment in our company, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offshore offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. The approval of, filing with, and other administrative requirements of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—The approval of, filing with, and other administrative requirements of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 43 of this annual report.
●	We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—We may be affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies” on page 44 of this annual report.
●	The funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—The requirements and legal procedures of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment” on page 46 of this annual report and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries and payments made by the VIEs to us in accordance with the contractual arrangements to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries and the VIEs to make payments to us could materially and adversely affect our ability to conduct our business” on page 46 of this annual report.

Risks Relating to Our Ordinary Shares and ADSs

●	The market price for our ADSs has fluctuated and may be volatile.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Relating to Our Business and Industry

If we are unable to effectively manage our business and execute our strategies, our financial results and prospects may be materially and adversely affected.

Our business has evolved significantly as a result of both organic growth of existing operations and acquisitions since our inception, and we may experience further developments from time to time in the future. We plan to further enhance our merchandising capabilities, expand customer base and wallet share, innovate and enhance our business model, and invest in technology. However, we cannot assure you that we will be able to achieve any of the above in a cost-effective manner, or at all. Our growth to date has placed, and our anticipated future operations will continue to place, significant strain on our management, systems, and resources. To manage our growth and maintain profitability, we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational and financial systems, procedures and controls on an as-needed basis. We will also need to further expand, train, manage, and motivate our workforce and manage our relationships with brand partners, customers, third-party service providers that we rely on, and other business partners. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. We cannot assure you that we will be able to effectively execute our future growth strategies, and failure to do so may materially and adversely affect our business and results of operations.

If our merchandising team fails to effectively curate a desirable product assortment, our business, results of operations, and growth prospects may be materially and adversely affected.

Our business depends on our ability to offer a curated selection of quality branded products that are both highly desirable to our customers and offered at discounts. This ability is dependent on the expertise and performance of our merchandising team.

Our capability to source the attractive products hinges on our merchandising team’s ability to accurately anticipate rapidly changing consumer trends, successfully negotiate favorable commercial terms, and secure reliable supply from brand partners. Any failure in accurately forecasting demand or negotiating purchase quantities may result in overbuying, leading to excess inventory and write-down, or underbuying, resulting in stockouts and loss of sales opportunities. The performance of our merchandising team is subject to execution risk. There is no assurance that our merchandising team will accurately identify emerging trends, successfully negotiate optimal terms, or select products that will resonate with our customers in a timely and consistent manner, or at all. Failure to do so would directly result in an uncompetitive or unappealing product assortment. Furthermore, we face intense competition for top merchandising talent. If we are unable to attract, retain, and adequately train a highly skilled merchandising team, our merchandising capabilities and, consequently, our competitive position would be materially impaired.

If we fail to maintain and develop our relationships with brand partners, our business, results of operations, and growth prospects may be materially and adversely affected.

Our merchandising capabilities are also linked to our relationships with brand partners. Our growth strategies require us to constantly expand and refresh our product offerings by engaging with both new and existing brand partners. We depend significantly on our ability to source products from brand partners on favorable pricing terms, typically at a substantial discount to the original sales price, with favorable payment terms and return policies. However, there can be no assurance that our existing brand partners will continue to collaborate with us on acceptable terms, or at all. In the event that we are not able to secure merchandise supply on favorable terms, our business, results of operations, and financial condition may be materially and adversely affected. As part of our growth strategy, we plan to further expand our brand and product offerings and thus need to continue establishing relationships with new brand partners to ensure our access to a steady supply of products on favorable commercial terms. Furthermore, our relationships with certain brand partners, particularly international brand partners of apparel products in China, may be adversely affected if they perceive our sale of branded products that are directly procured from overseas markets as creating channel conflicts. Any deterioration in these relationships could lead to reduced supply, termination of collaborations, or less favorable terms.

If we cannot manage these challenges effectively, we may be unable to offer a product assortment that is sufficiently attractive, diverse, or priced competitively. This would inhibit our ability to differentiate ourselves in the market, respond to market trends, and meet customer expectations, ultimately leading to an inability to retain existing customers or acquire new ones. Consequently, our business, financial condition, and results of operations would be materially and adversely affected.

Our access to a stable supply of products may be disrupted by factors beyond our control, which could materially and adversely affect our business operations.

In addition to our ability to maintain and develop relationships with our brand partners, our access to a stable supply of products, which may directly impact our product assortment, may also be disrupted by factors beyond our control. We rely on our brand partners to provide us with authorizations that are sufficient in scope and validity to support the sale of their products through our channels. If the authorization granted by our brand partners is insufficient to cover the scope of our intended business operations, we may be unable to offer or sell their products, which could materially and adversely affect our product assortment, business, and results of operations.

Furthermore, for imported products, although we, as a retailer, are not directly responsible to obtain customs clearance or other permits for the sale of products imported by our brand partners, we are required under the PRC import regulations to check whether our brand partners who import such products have obtained the requisite import-related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. If any of our brand partners fails to pay the required import tariffs, fails to obtain clearance from the customs or inspection and quarantine bureaus, or fails to meet the product labeling or other mandatory specification requirements, and sells such imported products to us, we may be subject to fines, suspension of business, and confiscation of unlawfully sold products and the proceeds from such sales, depending on the nature and gravity of such liabilities.

We may incur liability for counterfeit or infringing products sold or information posted on our channels.

We have been and may continue to be subject to allegations that some of the items sold on our channels are counterfeit or infringe third parties’ rights. We cannot assure you that measures we have adopted in the course of sourcing such products to ensure their authenticity and to minimize potential liability of infringing third parties’ rights will be effective. Any inadvertent sales of counterfeit or infringing items, or public perception of such incidents, could harm our reputation, impair our ability to attract and retain customers, and cause us to incur additional costs to respond to any incident of this nature. If counterfeit products, or products, images, logos, or any other information that otherwise infringe third parties’ rights are sold or posted on our channels, we could also face infringement claims. Historically, we experienced several instances where certain products sold on our channels turned out to be infringing third parties’ rights. In 2023, 2024, 2025 and up to the date of this annual report, these incidents resulted in compensation of approximately RMB500 thousand in aggregate. To mitigate these risks, we have strengthened internal control measures, including vendor verification procedures requiring suppliers to provide valid qualification certificates and brand authorization documents, inventory acceptance protocols with third-party inspections, and contractual provisions prohibiting the supply of counterfeit or products that infringe third parties’ rights. We also conduct unscheduled inspections on vendor qualifications and product authenticity, and non-compliant vendors are subject to penalties or blacklisting. In the event of any incident, our internal control measures require us to take remedial actions including recalling affected products, compensating customers, and ceasing the sale of such products, which may result in significant additional costs. However, there can be no assurance that these measures will be effective in eliminating instances of counterfeit or infringing products from being sold on our channels. Furthermore, any negative publicity arising from actual or alleged infringement claims could further harm our reputation and brand image. The occurrence of such claims, whether or not they have merit, could materially and adversely affect our business, prospects, financial condition, and results of operations.

We rely on off-price retail of apparel products for a significant portion of our total net revenues.

Off-price retail sales of apparel products accounted for, and are expected to continue to account for, a significant portion of our total net revenues. We have increased our offerings to include other categories, such as baby and children products, skincare and cosmetics, and home goods and lifestyle products. However, we do not expect the sales of these new products and services to increase to a level that would reduce our dependence on our current line of products and services. Any event that results in a reduction in our sales of apparel products could materially and adversely affect our ability to maintain or increase our current level of revenue, our profitability, and business prospects.

Our expansion into new categories may expose us to new challenges and more risks.

Expansion into new categories may involve new risks and challenges. Our lack of familiarity with new categories and lack of relevant customer data relating to such categories may make it more difficult for us to anticipate customer demand and preferences. We may misjudge customer demand, resulting in inventory buildup and possibly inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage, and delivery in new categories. Furthermore, new categories may subject us to additional regulatory compliance requirements, such as safety certifications, labeling standards, import/export restrictions, or compliance procedures, with which we may have limited prior experience. Failure to comply with these new and developing regulatory obligations in a timely manner could expose us to legal liability, fines and penalties, product recalls, or forced removal of products from our channels. We may experience higher return rates on products in new categories, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. It may be difficult for us to achieve success in the new categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new categories.

If we are not able to continue to attract and retain customers, our business and prospects may be materially and adversely affected.

Our future growth depends on our ability to continue to expand our customer base and increase engagement and spending from existing customers. This requires us to constantly stay abreast of emerging lifestyle, anticipate rapid changes in customer preferences and market dynamics, and respond to such changes in a timely, appropriate, and cost-effective manner. If we fail to cater to the tastes and preferences of our customers, we may suffer from reduced customer base and engagement, and our business, financial condition, and results of operations may be materially and adversely affected.

We must curate a selection of quality branded products that are not only highly desirable but also offered at discounts. If our customers cannot find their desired products on our retail channels at discounts, they may lose interest in us and engage with us less frequently or even stop engaging with us altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

Our business and results of operations may be materially and adversely affected if we are unable to deliver a satisfying customer experience or provide satisfying customer service on a continuing basis.

The success of our business hinges on our ability to provide satisfying customer experience and satisfying customer service, which in turn depends on a variety of factors. These factors include but are not limited to our ability to ensure reliable and timely delivery and provide superior after-sales services.

Our ability to provide responsive and effective customer support is a critical element of customer experience. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, monitoring the status of orders, shipments and payments, resolving customer complaints, and providing other after-sales services. Despite our efforts, there can be no assurance that we can provide satisfactory customer services at all times. If we fail to satisfy the individual needs of customers, it may lead to customer frustration and negative feedback, and our brand and customer loyalty may be adversely affected.

We rely on our logistics network and third-party delivery companies for the timely and safe delivery of products and the processing of returns. Interruptions or failures in the fulfillment process could prevent the timely or successful delivery of our products. If our products are not delivered on time or are delivered in a damaged state, it may adversely affect the shopping experience of our customers. Our customers may refuse to accept our products and have less confidence in our services, which directly diminishes customer satisfaction and trust.

As a result, if we are unable to continue to maintain a consistently satisfying customer experience, we may not be able to retain existing customers or attract new customers, which could materially and adversely affect our business, financial condition, and results of operations.

If we do not compete effectively against existing or new competitors, we may lose market share and customers.

China’s off-price retailer market is rapidly evolving and competitive. We compete for customers, orders, products, and brand partners. Our primary competitors include other off-price retailers and other online and offline retail companies in China. We compete with others based on a number of factors, including, among other things:

●	ability to curate an attractive and differentiated product selection;
●	ability to deliver reliable capabilities across the supply chain;
●	ability to refine customer experiences and service;
●	multi-channel operation that covers diverse online and offline scenarios; and
●	advanced R&D and technological capabilities.

Some of our current and potential competitors may have significantly greater resources, longer operating histories, larger customer bases, and greater brand recognition. As the off-price retailer market in China is expected to grow, new competitors and some existing e-commerce companies may enter into this market. In addition, other off-price retailers may be acquired by, receive investment from, or enter into strategic relationships with, well- established and well-financed companies or investors, which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from brand partners, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their platform and system development than us. In addition, emerging technologies and continuing innovation in technological capabilities may increase the competition. Increasing competition may negatively affect our business development and brand recognition, which may in turn affect our market share and operating margins. We cannot assure you that we will be able to compete effectively against our competitors, and competitive pressure may materially and adversely affect our business, prospects, financial condition, and results of operations.

Any harm to our brand or failure to maintain our reputation may materially and adversely affect our business and growth prospects.

We believe that the recognition and reputation of our brand among our customers and brand partners have significantly contributed to the growth of our business. Maintaining, protecting, and enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand equity and, if not properly managed, may negatively impact our brand equity and reputation. These factors include our ability to, among other things:

●	offer desirable high-quality branded products at deep discounts on a daily basis;
●	provide satisfactory customer experience;
●	maintain the efficiency, reliability, and quality of our services;
●	increase brand awareness among existing and potential customers through various marketing and promotional activities and word-of-mouth referrals; and
●	preserve our reputation and goodwill in the event of any negative media publicity on product quality, authenticity, or internet security issues affecting us.

We have developed a strong brand that we believe has contributed significantly to the success of our business. If we are unable to maintain our reputation, enhance our brand recognition, or increase positive awareness of our retail channels, products, and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

We may suffer financial losses if we are unable to effectively manage our inventory.

Due to the nature of our business, we need to manage a large volume of inventory turnover. We depend on our forecasts of demand and popularity for various kinds of products to make decisions regarding product procurements. Our customers may not order products at our expected levels. In addition, any unfavorable market or industry conditions or change in consumer trends and preferences may limit our ability to accurately forecast the inventory levels to meet customer needs.

We generally have the right to return unsold items for most of our products to our brand partners. In order to secure more favorable commercial terms, we may need to continue to enter into supply arrangements without unconditional return clauses or with more restrictive return policies. We may also need to take inventory in certain product categories. Furthermore, because products imported to China are generally not returnable, our inventory may contain an increasing portion of unreturnable products to the extent our direct procurement from overseas markets continues to grow.

If we fail to manage our inventory effectively in the future, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant write-down, which could materially and adversely affect our business, financial condition, and results of operations. In addition, if we are unable to sell products or if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our brand partners in order to secure the right to return products to our brand partners, our profit margins might be negatively affected. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. If we do not accurately predict product demand, our business, financial condition, and results of operations may be materially and adversely affected.

If we experience higher than expected product return rate, our business, financial condition, and results of operations may be materially and adversely affected.

Purchases of apparel-related and other discretionary merchandises over the internet may be subject to higher return rate than merchandise sold at physical stores. In order to accommodate our customers and to overcome any hesitance that they may have in shopping with us, we currently implement a product return policy for purchases via our retail channels and refund our customers if they return the products or refuse to accept the delivery. If we are unable to efficiently manage our product return rate within an appropriate range relative to our sales volume, or if our product return rate increases or is higher than expected, our revenues and costs can be negatively impacted. In addition, as we cannot return some products to our brand partners pursuant to our contracts with them, if return rate for such products increases significantly, we may experience an increase in our inventory balance, inventory impairment, and fulfillment costs, which may materially and adversely affect our working capital. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

Our inability to effectively manage, maintain, and protect our logistics network from disruptions could materially and adversely affect our business, financial condition, and results of operations.

Our logistics network, currently consisting of regional distribution centers, and bonded warehouses, is essential for processing orders, fulfilling deliveries, and supporting customer service. We plan to maintain our logistics network to accommodate increasing volumes of customer orders, enhance customer experience, and provide sufficient coverage across China. However, we cannot assure you that we may successfully execute these plans. Nor can we assure you that we will be able to recruit or retain qualified managerial and operational personnel to support our logistics network. If we are unable to effectively control expenses relating to the maintenance of our logistics network, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We are subject to risks relating to the warehousing of products in our possession. If any of these risks materializes, our business, financial condition, and results of operations could be materially and adversely affected.

We operate our regional distribution centers, and bonded warehouses. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, flood, earthquakes, terrorist attacks and wars, could destroy any inventory located in these facilities and significantly impair our business operations. Our logistics network may also be vulnerable to damage caused by telecommunications failure, cybersecurity attacks, break-ins, human error, and other events. Furthermore, as some facilities of our logistics network are on leased premises, the lease or usage of these facilities could be challenged by third parties or government authorities, which may cause interruptions to our business operations. In the event that our use of leased properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties.

We primarily rely on third-party delivery companies for our product order fulfillment, and if we are unable to maintain existing relationship with these third-party delivery companies or they fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We are committed to providing quality order fulfillment services to our customers. We primarily rely on high-quality third-party delivery companies to fulfill our product delivery demand, and have built our in-house warehousing systems with nationwide coverage over the years.

Interruptions to or failures in delivery services could prevent the timely or proper delivery of our products. Therefore, our business prospects depend, in part, on our ability to maintain and expand our relationship with these third-party delivery companies. If we are unable to maintain satisfactory relationships with our existing third-party delivery companies, or if these third-party delivery companies establish similar or more favorable relationships with our competitors, or if any one or more of these delivery companies significantly reduce participation in our services for a sustained period of time or completely withdraw participation in our services, our business and results of operations may be materially and adversely affected. Interruptions to or failures in delivery services may also be due to events that are beyond our control or the control of our third-party delivery partners, such as inclement weather, natural disasters, transportation interruptions, or labor unrest or shortage. Moreover, if these third-party delivery companies fail to comply with applicable rules and regulations, reputation of our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all, to replace such third-party delivery companies to the extent necessary. In anticipation of intensified competition in the future, we may need to require further shortened delivery time at increasing fulfillment expenses. Delivery of our products could also be affected or interrupted by merger, acquisition, insolvency, or government shut-down of the third-party delivery companies we engage to make deliveries. If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

The proper functioning of our IT systems is essential to our business. Any failure to maintain the satisfactory performance, security, and integrity of our online channel and systems will materially and adversely affect our business, reputation, financial condition, and results of operations.

Our IT systems mainly include technology infrastructure supporting the interfaces of our online channels, as well as our customer service, enterprise resource planning (ERP), warehouse management, product information management, business intelligence, and administration management systems. The satisfactory performance, reliability, and availability of our IT systems are critical to our success, our ability to attract and retain customers, and our ability to maintain a satisfactory customer experience and level of customer service.

Our servers may be vulnerable to computer viruses, customer traffic boom that exceeds the capacity of our servers, physical or electronic break-ins, and other disruptions, which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing, loss of data, or the inability to accept and fulfill customer orders. We can provide no assurance that we will not experience such unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue. We did not have material system failure in 2025.

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

If we fail to successfully adopt new technologies or keep up with the evolving technological advancements, our business, financial condition, and results of operations may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality, and features of our retail channels. The retail industry in general is characterized by rapid technological evolution, changes in end customer requirements and preferences, frequent introductions of new products and services embodying new technologies, and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire, or license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers, and respond to technological advances and emerging industry standards and practices, on a cost-effective and timely basis. The development of mobile applications, websites, and other proprietary technology entails significant technical and business risks. We can provide no assurance that we will be able to use new technologies effectively or adapt our business, proprietary technologies, and transaction-processing systems to meet customer requirements or emerging industry standards. If we are unable to accurately project the need for such system expansion or upgrade or to adapt our systems in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial, or other reasons, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

Our wide variety of accepted payment methods subject us to payment-related risks.

We accept payments using a variety of methods, including our Vipshop Payment service and payment through third-party channels. These payment processing activities subject us to numerous risks that could materially and adversely affect our business, financial condition, and results of operations.

For certain payment methods, including credit and debit cards processed via our Vipshop Payment service, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. Additionally, we may be subject to fraud, customer data leakage, and other illegal activities in connection with the various payment methods we offer.

The security of payment operations, both our own and those of third-party providers, is critical to maintaining consumer confidence. In all online payment transactions, secured transmission of confidential information such as customers’ credit card numbers and personal information over public networks is essential. We do not have control over the security measures of our third-party online payment vendors, and security breaches could expose us to litigation and possible liability for failing to secure confidential customer information. Such breaches could damage our reputation and the perceived security of all payment services we use, potentially causing us to lose customers or discouraging new customers from purchasing on our retail channels.

Furthermore, we are subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

Our business is partially dependent on a wide array of third-party service providers, and any failure or disruption in their services could materially and adversely affect our business, financial condition, and results of operations.

In addition to our third-party delivery service providers, we also rely on other third-party service providers, such as third-party licenses from some of the software developers to support our technological infrastructure and certain aspects of our operation, as well as certain third parties for certain professional services. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance, such as server errors or interruptions, or dishonest business conduct could impair the timing and quality of our own service and performance. If our service providers fail to provide high-quality services in a timely manner to us or our customers, or provide services that are substantially different from its description or without licenses or permits as required by the laws and regulations despite that we have so requested, our services will not meet the expectations of our customers, our customers may claim against us for damages and stop engaging with us, and our reputation and brand will be damaged. Occasionally, these third-party service providers, their associates and/or network firms may be subject to complaints, claims, negative publicity, heightened scrutiny from regulatory authorities and general public, investigation, actions or penalties or be found to have violated applicable rules and regulations, which may not be related to, attributable to or caused by us, or within our control. If any of the above occurs, their ability to provide services to us could be adversely affected, which could cause our products and services that rely on these third-party services to become unavailable for extended periods of time or even indefinitely and could otherwise adversely affect our reputation, business operations, financial condition, and results of operations. If our arrangement with any of these third parties is terminated, we may not find an alternative source of support on a timely basis or on favorable terms to us.

Advertisements on our channels may subject us to penalties and other administration actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our channels to ensure that such content is true and consistent with supporting documents and in compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals, and healthcare food, we are obligated to confirm that such review has been performed and approval has been obtained. New advertising laws and regulations may be promulgated from time to time that may potentially impose additional requirements on online advertising services, and these restrictions may relate to, among other attributes, the content, placement and appearance of advertisements such as pop-ups advertisements, open screen advertisements and others. Violation of these laws and regulations may subject us to penalties, including imposition of fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, relevant governmental authorities may force us to terminate our advertising operations or revoke our licenses.

Our business is subject to complex and developing laws and regulations regarding cybersecurity and data privacy. Any failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, increased cost of operation, or declines in customer growth or engagement, or otherwise harm our business.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our retail channels, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns relating to privacy and sharing, safety, security, and other factors; and
●	complying with applicable laws, rules, and regulations relating to the collection, use, storage, transfer, disclosure, and security of personal information, including any requests from regulatory and government authorities relating to this data.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is developing and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the CAC, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, have complied with data privacy and protections laws and regulations with developing standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Privacy” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Information Security.”

The data-related legislations may further develop and certain concepts thereunder remain subject to clarifications and interpretations by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for the protection and management of such data. The Cybersecurity Review Measures and the Regulations on Network Data Security Administration remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Regulations on Network Data Security Administration, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the Regulations on Network Data Security Administration mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether we can complete these additional procedures timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations and significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

A significant challenge to online retail and communications is the secure transmission of confidential information over public networks. Currently, almost all product orders and, in some cases, payments for products we offer, are made through our online channels and systems. In such transactions, maintaining security on our channels and systems for the transmission of confidential or private information, such as customers’ personal information, payment-related information, and transaction information, is essential to maintain consumer confidence in our channels and systems.

We have adopted rigorous security policies and measures, including use of encryption technology, to protect our proprietary data and customer information. However, advances in technology and hacker skills, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases on our channels. Furthermore, our third-party delivery partners may also violate their confidentiality obligations and disclose or use information about our customers illegally. Although we do not believe that there would be any material adverse effect on our ability to carry out our current business operations if we were held responsible for any such illegal activities, any negative publicity on our safety or privacy protection mechanism and policy could materially and adversely affect our public image and reputation.

In addition, the methods used by hackers and others to engage in illegal online activities are increasingly sophisticated and constantly evolving. Significant capital, managerial, and other resources may be required to ensure and enhance information security or to address the issues caused by such security failure. Any perception by the public that e-commerce and transactions, or the privacy of customer information, are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online retail and other online services generally, which may also in turn reduce the number of orders we receive and materially and adversely affect our business, financial condition, and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and license agreements with our employees, brand partners, and others, to protect our proprietary rights. As of December 31, 2025, we had been granted 415 patents and submitted 1,167 patent applications in China. We also had 2,294 registered trademarks in China and 132 registered trademarks outside China, 291 copyrights (including copyrights to 253 software products in China that we develop relating to various aspects of our operations), and six registered domain names that are material to our business, including vip.com and vipshop.com. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

We are required to comply with the applicable statutory laws and regulations in order to register, maintain, and enforce intellectual property rights in China, which are still developing. Confidentiality agreements and license agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could materially and adversely affect our business, financial condition, and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights, or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services, or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States, or any other jurisdictions. Further, the application and interpretation of China, the United States and any other jurisdictions’ patent laws and the procedures and standards for granting patents in these jurisdictions are still developing and may be subject to uncertainty, and we cannot assure you that the concerning courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open-source codes in the software that we have developed in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations, and financial condition.

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

As a publicly-listed company, we may face additional exposure to claims and lawsuits inside and outside China, including securities law class actions. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our internal resources and could affect our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business, and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation. Our directors and executive officers may also face litigation or proceedings unrelated to their respective capacity as a director or executive officer of our company, and such litigation or proceedings may adversely affect our public image and reputation.

In addition, there may be instances where we or third parties involved in our current or historical business operations or corporate transaction may not have fully complied with all applicable filing, registration, or reporting requirements under relevant laws and regulations. In such cases, relevant government authorities may seek to investigate us or impose penalties or other liabilities on us. The existence of litigation, claims, investigations, and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading price of our Class A ordinary shares or the ADSs. The outcome of any claims, investigations, and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation, or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business, or require us to change the manner in which we operate.

We may be subject to potential government investigations or enforcement actions under anti-monopoly and anti-unfair competition laws and regulations.

The PRC government, media outlets, and public advocacy groups have been increasingly focused on anti-monopoly and anti-unfair competition. The regulatory landscape for anti-monopoly and anti-unfair competition in China are still developing. New and amended laws, including the Anti-monopoly Law and Anti-unfair Competition Law, along with supporting regulations and guidelines, have clarified prohibitions against monopolistic and unfair competition conducts. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Anti-monopoly” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Anti-unfair Competition.”

Due to the enhanced enforcement of the Anti-monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. The developing legislative activities and varied local implementation practices of anti-monopoly and anti-unfair competition laws and regulations in China may pose effects on us, and the Anti-monopoly Law, as amended, imposes a higher regulatory requirement for us to complete an acquisition. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with the Anti-monopoly Law and other anti-monopoly and anti-unfair competition laws and regulations. Our failure or perceived failure, if any, to comply with the Anti-monopoly Guidelines for Platform Economy Sector, the Anti-monopoly Law, and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigations, or claims against us and could adversely affect our business, financial condition, and results of operations.

We have been subject to administrative proceedings relating to anti-unfair competition laws. In January 2021, the SAMR initiated an investigation into our company for suspected unfair competition practices. The investigation pertained to certain of our technical practices conducted between August and December 2020 that affected the consumer attention, traffic, and transaction opportunities of certain brands that were selling through multiple online channels. SAMR determined that these practices violated Article 12 of the Anti-Unfair Competition Law of the People’s Republic of China (2019 Revision), which prohibits operators from using technical means to obstruct or disrupt the normal operation of network products or services legally provided by other operators. On February 8, 2021, SAMR imposed an administrative penalty of RMB3.0 million on us, the maximum penalty under the relevant provisions of the Anti-Unfair Competition Law. We paid the penalty in full and the matter was concluded accordingly. In response to this incident, we implemented comprehensive internal control enhancements, including: (i) immediate cessation of the practices identified by SAMR and implementation of measures to ensure ongoing compliance; (ii) establishment of a compliance committee and an independent compliance department with oversight responsibilities for key operational departments; (iii) implementation of regular compliance training programs for our business, operations, and technical departments focusing on anti-monopoly and anti-unfair competition regulations; and (iv) submission of a detailed rectification report to the SAMR to demonstrate full remediation. Since the imposition of the penalty, we have not received any further investigation or administrative penalty from any competent authority relating to anti-unfair competition in 2023, 2024 and 2025 and up to the date of this annual report. We believe that this incident did not have a material adverse impact on our business, financial condition, results of operations, or prospects. To prevent recurrence of similar incident, we have maintained robust internal controls and governance frameworks to ensure ongoing compliance with applicable laws and regulations relating to anti-unfair competition, including enhanced review procedures, staff training, and technical safeguards. Nonetheless, there can be no assurance that we will not be subject to any administrative proceedings relating to anti-monopoly and anti-unfair competition laws and regulations in the future.

On May 6, 2024, the SAMR issued the Interim Provisions on Anti-Unfair Competition on the Internet, which prohibit business operators from using data, algorithms, and other technical means to commit traffic hijacking, interference, malicious incompatibility, and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators. On June 27, 2025, the Standing Committee of the National People’s Congress promulgated the amended Anti-unfair Competition Law, which came into effect on October 15, 2025. The amended Anti-unfair Competition Law has, among other things, strengthened the regulation of unfair competition in the data economy area by explicitly prohibiting business operators from abusing platform rules for activities like fake transactions or malicious reviews or using data, algorithms, or technology to disrupt or interfere with the legitimate network services of other operators. The amended Anti-unfair Competition Law further provides that the regulatory authority may interview the responsible person, require him/her to explain the situation and propose corrective measures for the violation.

Due to the uncertainties associated with the developing legislative activities and varied local implementation practices of anti-monopoly and anti-unfair competition laws and regulations, compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial conditions, operations, and business prospects.

We are subject to changing law and regulations regarding regulatory matters, corporate governance, and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, or the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and developing regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Moreover, because these laws, regulations, and standards are subject to interpretations, their application in practice may develop over time as new guidance becomes available. This development may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, increasing expenses in establishing these new alliances, and other general economic or political risks, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could adversely affect our growth and business operations. The costs of identifying and consummating acquisitions may be significant. We may also incur significant expenses in obtaining approvals from shareholders and the government authorities in China and elsewhere in the world. Our failure to consummate acquisitions could also require us to pay certain pre-negotiated fees and expenses. Acquired businesses or assets may not generate expected financial results and may have historically incurred and continue to incur losses. In addition, acquisitions could also require the use of substantial amount of cash, issuance of equity or debt securities, incurrence of significant goodwill and related impairment charges, amortization expenses for intangible assets, and exposure to potential unknown liabilities of the acquired businesses or assets, including liabilities as the result of historical actions of the acquired businesses, and the provision therefor. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could materially and adversely affect our business, financial condition, and results of operations, as investor confidence and the market price of our securities may be materially and adversely affected.

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

Risks associated with our business and operations include, but are not limited to, damage to properties due to fire, explosions, and other accidents, business interruption due to power shortages or network failure, product liability claims, transportation damages, losses of key personnel, and risks posed by natural disasters including storms, floods, and earthquakes, any of which may result in significant costs or business disruption. We have maintained insurance coverage we consider necessary and sufficient for our business, and customary for the industry in which we operate, including all risk property insurance covering our equipment, facilities, inventories, and other properties and public liability insurance covering certain premises liability. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss to be sustained or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Our business depends on the continuing efforts of our management. If we lose their services, our business may be severely disrupted.

Our business operations depend on the continuing efforts of our management, particularly the executive officers named in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements we have entered into with our management team. As a result, our business may be negatively affected due to the loss of one or more members of our management.

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

We may be exposed to risks relating to our owned or leased properties.

As of the date of this annual report, we had not obtained the property ownership certificates for a few of our properties. Also, we had not strictly complied with the requirements of PRC laws, competent authorities, or contracts in their entirety during our property acquisition and construction processes. As a result, our rights over such properties may be limited or challenged by relevant competent authorities. We may be subject to liquidated damages, administrative fines, or other penalties.

As of the date of this annual report, there were some defects in our leased properties. Some of our landlords do not have proper ownership certificates or authorization of sublease, or have other restrictions on their ownership of the properties. Some of our leased properties are not used in accordance with the designated purposes of such properties. In addition, some of our leased properties were mortgaged by the owners to third parties before we entered into lease agreements with them, and if such owners fail to perform their obligations secured by such properties and the mortgage is enforced by the third parties, we may be unable to continue to lease such properties and may be forced to relocate. Furthermore, some of our leasehold interests in leased properties have not been registered with the PRC government authorities as required by PRC laws.

The defective owned and leased properties are primarily the ones used or to be used for the operation of our logistics network, retail operation of certain Shan Shan Outlets and our office space. We believe that these issues would not, individually or in the aggregate, materially affect our business operations or financial condition as these properties constitute an insignificant portion of our total property portfolio or our business operations. We have used or occupied these owned or leased properties for years, and during all the years of our use and occupation of these properties and up to the date of this annual report, we are not aware of any material claims or actions being contemplated or initiated by government authorities or any third parties with respect to our owned or leasehold interests in or use of such properties. We believe the likelihood that we may be requested to demolish or relocate from or cease to use such properties due to these defects is relatively low. In the event that we are required to relocate from any of these properties, we believe such relocation could be accomplished without a material adverse impact on our business operations or financial condition.

In addition, we are subject to risks associated with leasing our properties to third parties, including risks relating to potential rental payment defaults, which could adversely affect our results of operations and financial condition. Additionally, tenants may cause damage to our properties beyond normal wear and tear, resulting in unexpected repair or restoration costs. In some cases, tenants may also fail to comply with the terms of their leases, leading to legal disputes, delays in re-leasing, or additional expenses, all of which could adversely affect our business, results of operations, and financial position.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease various properties for offices, logistics network, offline stores, data centers, and customer service centers. We may not be able to successfully extend or renew such leases and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could materially and adversely affect our business, financial condition, and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow. Such failure in relocating our affected operations could incur significant costs and may in turn adversely affect our business, results of operations, and financial condition.

Our results of operations are subject to quarterly fluctuations due to a number of factors that could adversely affect our business and the trading price of our Class A ordinary shares or the ADSs.

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage, traditional retail seasonality patterns, and seasonal buying patterns in certain categories such as apparel. For example, sales in the retail industry are typically significantly higher in the fourth quarter of the year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 and December 12 each year that boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the fourth quarter of each year to celebrate the anniversary of our founding. Due to the foregoing factors, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of our Class A ordinary shares or the ADSs may fluctuate from time to time due to seasonality.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for each fiscal year. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2025. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.

Our business, financial condition, and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

Chinese and global macroeconomic environment may face numerous challenges. Geopolitical conflicts, such as the Russia-Ukraine conflict, the hostilities and conflicts in the Middle East and the Strait of Hormuz, have heightened geopolitical tensions across the world, which may lead to disruptions to oil prices, volatility in the international finance markets, and broader uncertainties in the global economy. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China may be affected by global economic conditions, as well as changes in domestic economic policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations, and financial condition. Specifically, our performance is dependent on consumer discretionary spending, which is sensitive to economic conditions and fluctuations in consumer sentiment. Any severe or prolonged deterioration in economic conditions or consumer demand could significantly impact our ability to manage our business and execute our strategies.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and economic tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The United States and China have recently taken steps in their economic relations that may impact the economies of both nations, as well as the global economy. Although we currently conduct a substantial majority of our business in China, major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries could alter the trade environment and negatively affect the costs of our suppliers which, in turn, could have a negative impact on our financial condition and results of operations. Escalating U.S.-China tensions have triggered a chain reaction of economic and political repercussions, potentially worsening bilateral relations. U.S. legislative and policy initiatives may impose stricter measures on China-based companies listed on U.S. exchanges. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On October 28, 2024, the U.S. Department of Treasury issued a final rule to implement an August 2023 executive order that provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule became effective on January 2, 2025. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us.

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

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our products and services, and thus negatively affect our business, prospects, financial condition, and results of operations.

Risks Relating to Our Corporate Structure

The interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content may pose effects on us. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our online retail channels.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, provision of online information, and operation of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in the PRC companies that provide value-added telecommunication services, including commercial internet information service and online data processing and transaction processing (operating e-commerce) services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity operating value-added telecommunication services (except for operating e-commerce, domestic multi-party communication, store-and-forward, and call center), including commercial internet information service. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investments in Value-added Telecommunication Businesses” for details.

We are a Cayman Islands company, and our PRC subsidiary Vipshop (China) Co., Ltd., or Vipshop China, is a WFOE under the PRC law. To comply with PRC laws and regulations, our operations in China, including the operations of our online retail channels, are conducted through contractual arrangements entered into between Vipshop China and the respective consolidated variable interest entities, Vipshop E-Commerce, Vipshop Information, and Pin Jun Tong. The consolidated variable interest entities are considered PRC domestic companies under PRC laws. As of the date of this annual report, Vipshop E-Commerce holds a value-added telecommunication business operating license for online data processing and transaction processing (operating e-commerce) services valid until December 28, 2027, which is required for providing platform access to third-party merchants for their sales of products to further develop our business; Vipshop E-Commerce also holds an Internet Culture Operation License, which is valid until May 27, 2027, for its operation of internet culture businesses. Each of the consolidated variable interest entities is a PRC limited liability company. As a result of these contractual arrangements, we are considered the primary beneficiary of the consolidated variable interest entities and consolidate their operating results in our financial statements under U.S. GAAP for accounting purposes. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of our PRC legal counsel, Han Kun Law Offices, based on its understanding of the PRC laws, rules, and regulations, our current ownership structure, the ownership structure of Vipshop China and the consolidated variable interest entities, each as described in this annual report, do not violate any PRC laws, rules, and regulations currently in effect, and the contractual arrangements among (a) Vipshop China, (b) Vipshop E-Commerce, and (c) shareholders of Vipshop E-Commerce as one set and the other two sets concerning the insignificant consolidated variable interest entities, each as described in this annual report, are not in violation of any PRC laws, rules, and regulations currently in effect. The interpretation and application of current or future PRC laws and regulations, however, may pose effects on us. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.” Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to or otherwise different from that of our PRC legal counsel.

Particularly, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If our ownership structure, contractual arrangements, and businesses of our company, our PRC subsidiaries, or the consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, the government authorities, including the CSRC, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or the consolidated variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiaries or the consolidated variable interest entities, shutting down our servers or blocking our online channels, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from any securities offerings outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. We could also be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to maintain the rights over the assets of the consolidated variable interest entities to which our WFOEs are entitled pursuant to the contractual arrangements, which contributed 0.3%, 0.3% and 0.3% of our revenues in 2023, 2024 and 2025, respectively. Our Cayman Islands holding company, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

Because of the PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with the consolidated variable interest entities, in which we have no ownership interest, through our PRC subsidiaries to partially conduct our operations. These contractual arrangements, governed by PRC laws, are intended to enable us to make management decisions of the consolidated variable interest entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC legal counsel, Han Kun Law Offices, that these agreements under such contractual arrangements are valid, binding, and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, the consolidated variable interest entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. If we held controlling equity interest in the consolidated variable interest entities, we would be able to exercise our shareholder rights to effect changes to its board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level of the consolidated variable interest entities. However, under the current contractual arrangements, if the consolidated variable interest entities or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies, including arbitration and litigation, under the PRC law, which may not be sufficient or effective. In particular, the contractual arrangements provide that any dispute arising from these arrangements will be resolved by arbitration, and any ruling of such arbitration will be final and binding. Uncertainties remain as to the enforcement of legal rights through arbitration, litigation, and other legal proceedings, which could limit our ability to enforce these contractual arrangements. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation, and we may not be able to consolidate the financial results of the consolidated variable interest entities into our consolidated financial statements in accordance with U.S. GAAP. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—The PRC legal system is developing, and failure to respond to such development could affect us.”

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

The Special Administrative Measures (Negative List) for Foreign Investment Access, issued on September 6, 2024 and effective on November 1, 2024, stipulates that any PRC domestic enterprise engaging in prohibited industries under the negative list must obtain the consent of the competent PRC authorities for overseas listing, and the foreign investors cannot participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise must be subject to the administrative provisions relating to foreign investment in the securities of PRC domestic companies. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the National Development and Reform Commission, or the NDRC, addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is unclear, however, whether the aforesaid provisions in the negative list will apply to the companies that conduct their business operations in China through contractual arrangements. The Guideline No. 2 (the Content and Format of Filing Materials) on the Application of Regulatory Rules on Overseas Securities Offerings and Listings, as one of the supporting guidelines for the Overseas Offering and Listing Measures, provides that the filing documents submitted to the CSRC must specify, among other things: (i) whether the PRC laws, administrative regulations, or provisions restrict or prohibit the PRC domestic companies from conducting business and/or holding licenses or qualifications for the issuers through contractual arrangements; and (ii) whether the PRC domestic operating entities that have contractual arrangements with the issuers fall into the industries in which foreign investments are restricted or prohibited. The officials from the CSRC clarified at the press conference held for the Overseas Offering and Listing Measures on February 17, 2023, that the CSRC would solicit opinions from regulatory authorities and complete the filing of the overseas listing of companies with the variable interest entity structure that meet the compliance requirements. Uncertainty still remains on how such rules will be interpreted and implemented. It also remains uncertain whether our corporate structure may be deemed as violating the foreign investment restrictions in China.

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

If we exercise the option to acquire equity interest of the variable interest entities, this equity interest transfer may subject us to certain limitations and substantial costs.

Pursuant to the exclusive operation agreements under the Contractual Arrangements, Vipshop China (as the WFOE) or its designated person(s) has the irrevocable and exclusive right to purchase all or a part of the equity interest in the variable interest entities from their respective nominee shareholders at the higher of: (i) the amount of registered capital actually contributed by the relevant nominee shareholder(s); and (ii) a minimum price permitted by applicable PRC laws. The equity transfer may be subject to approvals from, and filings with, MOFCOM or its local counterparts. In addition, the equity transfer price may be subject to review and tax adjustment by relevant tax authorities. The equity transfer price for the variable interest entities under the Contractual Arrangements may also be subject to enterprise income tax, and these amounts could potentially be substantial.

Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate

Changes in China’s economic, legal or social conditions, or government policies could materially and adversely affect our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by legal, economic, and social conditions in China generally. In particular, factors such as consumer, corporate and government spending, business investment, volatility of the capital markets and inflation or deflation could affect the business and economic environment, the growth of the industries we operate in and ultimately, the profitability of our business.

In recent years, the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

Our business has been and would continue to be affected by China’s economy, which in turn is increasingly influenced by the global economy. The uncertainties in the global economy and the geopolitical or social environment in various regions around the world would continue to influence China’s economic growth and may cause uncertainties in our prospects. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such changes could adversely affect our business and operating results, lead to reduction in demand for our services, and adversely affect our competitive position.

The PRC legal system is developing, and failure to respond to such development could affect us.

We conduct our business primarily through our PRC subsidiaries and the consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our significant PRC subsidiary, Vipshop China, is a foreign-invested enterprise subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

The PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, many laws, regulations, and rules are relatively new and we may need to take certain corresponding measures to maintain our regulatory compliance, such as adjusting the relevant business or transactions and introducing compliance experts and talents, which may incur additional related costs and adverse impact on our business.

In addition, the PRC regulatory authorities may be authorized by laws or regulations to exercise oversight and discretion over the conduct of our business, and the regulations to which we are subject may change from time to time. Like many other jurisdictions, new laws, regulations, and other government directives in China may also be costly for us to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development,
●	result in negative publicity or increase our operating costs,
●	require significant management time and attention, and
●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that may restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition, results of operations and the value of our Class A ordinary shares or ADS could be adversely affected. Any failure to respond to development in the regulatory environment in China could materially affect our business and impede our ability to continue our operations.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in Hong Kong, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

On February 17, 2023, the CSRC promulgated the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) and listing by a PRC domestic company, whether directly or indirectly, are required to fulfill the filing procedures with, and to report the information to, the CSRC. Due to the fact that our ADSs have been listed on the New York Stock Exchange, we are deemed as an “Existing Issuer” pursuant to the Overseas Offering and Listing Measures and the implementation guidance and are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any future securities offerings and listing that will be captured by the Overseas Offering and Listing Measures, we will have to complete the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering.

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

We may be affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations and their interpretation are developing and may change in the future. As a result, uncertainties relating to PRC regulation of the internet-related businesses include, but are not limited to, the following:

●	We only have contractual arrangements with the variable interest entities that operate our online retail channels in China. We do not directly own our online channels through our subsidiaries due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.
●	We are affected by the developing regulation of the internet-related businesses in China, including developing requirements for licenses and permits as well as the interpretation by the authorities with regard to the laws and regulations. Some of our licenses, permits, or operations may be subject to challenge by the PRC government, or we may fail to obtain licenses or permits that may be deemed necessary for our operations or we may not be able to obtain or renew certain licenses or permits in accordance with the applicable laws and regulations. If such licenses or permits are deemed necessary and we fail to maintain any of these required licenses or permits, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have an adverse effect on our results of operations.
●	New laws and regulations may be promulgated to regulate internet-related businesses in China, including online retail businesses and finance businesses. Additional licenses or permits may be required for or stricter supervision may be imposed on our internet-related businesses. If our operations do not comply with these new laws and regulations after they become effective, or if we fail to obtain any licenses or permits required under these new laws and regulations, we could be subject to penalties. We cannot assure you that we will be able to obtain all licenses and permits required for internet-related businesses in a timely manner, or at all.

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

As the interpretation and application of existing PRC laws, regulations, and policies and possible new laws, regulations, or policies relating to the internet industry may still be developing, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our online channels.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs, and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. In November 2016, China promulgated the Cybersecurity Law, which was amended on October 28, 2025 and came into effect on January 1, 2026, to protect cyberspace security and order. The Cybersecurity Law tightens control of cyber security and sets forth various security protection obligations for network operators. If any of our internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of illegal gains, fines, suspension of business, and revocation of required licenses, which could materially and adversely affect our business, financial condition, and results of operations. We may also be subject to potential liability for any unlawful actions of our customers of our online channels or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our online channels in China. Additionally, the amended Cybersecurity Law imposes heavier penalties on platform operators for violations of their cybersecurity management obligations and expressly requires them to promptly address unlawful online activities. It also proposed to enhance the punishment against personal information infringement by referencing to the punishment under applicable laws, including those under the Personal Information Protection Law and the Data Security Law.

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

All of our total net revenues and most of our expenses are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings, and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of Renminbi against U.S. dollars would reduce the amount of Renminbi we would receive if we need to convert U.S. dollars into Renminbi. Conversely, a significant depreciation of Renminbi against U.S. dollars may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs. Also, the difference between the reporting currency and the denomination currency may expose us to additional uncertainties in connection with the foreign currency translation. In 2023, 2024 and 2025, we recorded exchange gain of RMB162.7 million, exchange loss of RMB24.8 million and exchange loss of RMB62.1 million (US$8.9 million), respectively.

There are limited hedging options available for us to reduce our exposure to exchange rate fluctuations at reasonable costs. We entered into several foreign exchange forward contracts historically to hedge our exposure to foreign currency exchange risk and we may continue to use foreign currency swaps, forwards, or other derivative instruments to hedge our exposure to foreign currency risk where we deem necessary, and may adopt additional measures in the future to manage such risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. As a result, fluctuations in exchange rates may materially and adversely affect the value of your investment.

The requirements and legal procedures of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.

The convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China are subject to PRC foreign exchange regulations. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currencies and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the consolidated variable interest entities to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi. If we fail to meet the regulatory requirements for the currency conversion, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares or ADSs. As a result, the funds in our PRC subsidiaries or the VIEs in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion. Similarly, to the extent that any similar regulation is imposed in Hong Kong, we cannot assure you that our cash or assets located in Hong Kong will be readily available to fund operations or for other use outside of Hong Kong.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with the government authorities in China. According to the PRC regulations on foreign-invested enterprises, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with a local bank authorized by SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy the requirements as provided in the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. Any medium- or long-term loan that we may provide to the consolidated variable interest entities must be approved by the NDRC and SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans that we may provide to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our debt and equity offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is no statutory limit in effect on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the filing and registration procedures. With respect to loans that we may provide to the PRC subsidiaries, (i) if the PRC subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of the loans should not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the PRC subsidiaries adopt the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-prudential Management of Full-covered Cross-border Financing issued by the People’s Bank of China on January 12, 2017, or PBOC Notice No. 9, and apply the latest macro-prudential adjustment parameter adopted by the People’s Bank of China and SAFE on January 13, 2025, the outstanding amount of the loans should not exceed 350% (which may be varied due to the change of PRC’s national macro-control policy) of the net asset of the relevant PRC subsidiary.

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

Certain PRC regulations establish a series of procedures for some acquisitions of Chinese companies, which could make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and detailed. For example, these regulations require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if certain criteria are met.

In addition, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and certain other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and last amended on June 24, 2022 and effective on August 1, 2022, and its relevant regulations, such as the Rules of the State Council on Declaration Threshold for Concentration of Undertakings issued by the State Council in 2008 and last amended on January 22, 2024, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement agency of the State Council before they can be completed. We believe that the turnover of acquired business of Lefeng in 2013 is less than the applicable threshold and have not sought clearance from the anti-monopoly enforcement agency, but we cannot assure you that the anti-monopoly enforcement agency will not take a view contrary to ours.

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

Furthermore, as the interpretation and implementation of these foreign exchange regulations have been constantly developing, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, and implemented by the government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

There are procedural requirements for foreign regulatory bodies to conduct investigation or inspections of our operations within China.

Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored.

Furthermore, according to Article 177 of the PRC Securities Law, which came into effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of China. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, it cannot be concluded as to how it will be interpreted, implemented or applied by relevant government authorities. As such, there are also uncertainties as to the procedures and requisite timing for the overseas securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC.

In addition, on February 24, 2023, the CSRC and certain other PRC regulatory authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies. Such provisions allow overseas regulators and competent overseas authorities to request inspections, investigations, or evidence collection from domestic companies about their overseas offerings and listings, or from the domestic securities companies and securities service providers involved in these processes. This will be done through cross-border regulatory cooperation, with the CSRC or other relevant PRC authorities providing necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent PRC authorities before they can cooperate with any inspections or investigations by overseas regulators, or provide any requested documents and materials.

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

Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional costs.

Several subsidiaries of our Company obtained the “High and New Technology Enterprise” certificates in 2023, 2024 and 2025. Therefore, these entities were eligible to enjoy a preferential tax rate of 15% to the extent they had taxable income under the PRC Enterprise Income Tax Law in the past three years. The “High and New Technology Enterprise” qualification is re-assessed by the relevant authorities every three years. Moreover, several subsidiaries of our Company benefit from a preferential tax rate of 15% by qualifying as an enterprise in the western regions in an encouraged industry sector. Furthermore, a qualified software enterprise is entitled to a tax holiday consisting of a two-year enterprise income tax exemption beginning with the first profit-making calendar year and a 50% tax reduction for the subsequent three years. If any of the qualifying subsidiaries fails to maintain its qualifications under the relevant PRC laws and regulations, its applicable enterprise income tax rate may increase to up to 25% or it may not be able to claim tax deductible expense, any of which could cause our income tax expenses to increase and have a material adverse effect on our results of operations. In addition, there may be uncertainties as to the continuity of preferential tax treatments that we currently enjoy, which include and are not limited to abolition or reduction of existing tax incentives, stricter eligibility requirements, narrower interpretation of favorable tax laws, increases in statutory tax rates, or the introduction of new taxes. Such changes could significantly increase our overall tax burden, impair our profitability, and adversely affect our financial condition and results of operations.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. Historically, we did not make adequate employee benefit payments as required under applicable PRC labor laws for some of our employees. While we have rectified this practice and are currently making full contributions in compliance with the applicable regulations, our failure in making full contribution in the past may subject us to late payment penalties. If we are subject to such penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Our compliance challenges may be compounded by the evolving PRC labor laws and regulations. According to the Article 19(1) of the Supreme People’s Court’s Interpretation (II) on Several Issues Concerning the Application of Law in Labor Dispute Cases, which was promulgated on July 31, 2025 and came into effect on September 1, 2025, if an employer and an employee agree or the employee undertakes that social insurance contributions need not be paid, the People’s Court shall deem such agreement or undertaking invalid. Our PRC legal counsel is of the view that the new judicial interpretation would not cause us to undertake additional social insurance exposure, based on the following considerations: (i) no agreements have been entered into with any employees providing for the waiver of social insurance contributions by us; (ii) to the best of our knowledge, there are no ongoing or pending litigation proceedings initiated by employees in respect of the our social insurance contributions; (iii) the new judicial interpretation does not repeal or revise the social insurance laws and regulations currently in force in the PRC; and (iv) we are currently making full contributions of the social insurance in compliance with the applicable regulations. However, as PRC labor laws and regulatory guidance continue to evolve, we cannot assure how future developments may affect our operations. If we are deemed to have violated the relevant labor laws and regulations, we could be subject to related penalties, fines or legal fees, and our business, financial condition and results of operations could be adversely affected.

Risks Relating to Our Ordinary Shares and ADSs

The market price for our ADSs has fluctuated and may be volatile.

Since we first listed our ADSs on the New York Stock Exchange, or the NYSE, on March 23, 2012, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2025, the trading prices of our ADSs on the NYSE have ranged from US$12.14 to US$21.08 per ADS.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly results of operations and changes of our expected results;
●	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures, or capital investments;
●	additions to or departures of our senior management personnel;
●	detrimental negative publicity about us, our competitors, or our industry;
●	changes in financial estimates by securities research analysts;
●	regulatory developments affecting us, our brand partners, or our industry;
●	changes in the economic performance or market valuations of other internet, e-commerce, or online retail companies in China;
●	changes in major business terms between our brand suppliers and us;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
●	sales or perceived potential sales of additional equity securities or ADSs.

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

Our co-founder, chairman, and chief executive officer, Mr. Eric Ya Shen, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2026, Mr. Eric Ya Shen beneficially owned approximately 66.4% of the aggregate voting power of our company. As a result, Mr. Eric Ya Shen has considerable influence over matters such as electing directors and approving material mergers, acquisitions, or other business combination transactions, and he may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Any possible enforcement against such collateral could materially affect the influence of Mr. Eric Ya Shen over important corporate matters or the trading price of our ADSs.

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

We adopted an annual cash dividend policy in February 2024, under which we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and the applicable laws and regulations. Accordingly, we declared cash dividends in February 2024, 2025 and 2026 to the holders of our ordinary shares and ADSs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for details.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and the consolidated variable interest entities. Among our directors and executive officers, Arthur Xiaobo Hong, Chi Ping Martin Lau, Jacky Xu, Xing Liu, and Nanyan Zheng habitually reside in Hong Kong while the other directors and executive officers all habitually reside in mainland China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Assuming that we are the owner of the consolidated variable interest entities for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2025 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year. The determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be a PFIC for the current or future taxable years. Recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets.

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

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;
●	the sections of the U.S. Exchange Act regulating the liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

A.History and Development of the Company

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

To support our regional business expansion, Vipshop China established a number of wholly-owned PRC subsidiaries that focus on warehousing services, retail business, product procurement, as well as software development and information technology support over the years since 2011. As of December 31, 2025, we mainly rely on Chongqing Pinwei and a number of significant subsidiaries of Vipshop China for our business operations.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information, and the operation of online commerce through strict business licensing requirements and other government regulations. We, as a Cayman Islands company, and our PRC subsidiary Vipshop China, as a WFOE, are both restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our online retail channels are operated by the consolidated variable interest entities in China. As a result of our efforts to streamline our contractual arrangements among the consolidated variable interest entities in the past, Vipshop E-Commerce currently holds the primary licenses necessary to conduct our internet-related operations of our online retail channels in China. We face risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” for details.

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

B.Business Overview

We operate as an off-price retailer, offering a broad spectrum of high-quality branded products at deep discounts. Our product offerings include womenswear and menswear, sportswear and sporting goods, baby and children products, shoes and bags, skincare and cosmetics, supermarket and other products, and home goods and other lifestyle products from desirable domestic and international brands. As of December 31, 2025, we had 312.1 million cumulative customers, and promoted and sold products for over 52,000 popular domestic and international brands. Our GMV increased from RMB208.0 billion in 2023 to RMB209.3 billion in 2024, and further increased to RMB213.5 billion in 2025. The total orders were 812.3 million, 757.5 million and 732.4 million in 2023, 2024 and 2025, respectively.

With our dedicated operations in the off-price retailer industry and through our continuous innovations to stimulate customers’ excitement in their shopping experience, we have accumulated a large number of highly engaged and loyal customers. The total number of our active customers was 87.4 million, 84.7 million and 84.8 million in 2023, 2024 and 2025, respectively. Our active Super VIP customers increased from 7.6 million in 2023 to 8.8 million in 2024, and further increased to 9.8 million in 2025.

We are the first company in China to introduce “flash sale,” an online retail format that transforms how off-price products are transacted. Over the years, we have refined our business operations through innovation and commitment to quality. Today, Vipshop has become a byword for quality branded products, value-oriented offerings and reliable service. By integrating value-conscious shopping with quality experiences, we have created a contemporary approach to quality living, making every purchase at Vipshop a practical choice for a better life.

Merchandising Capability

As an established off-price retailer, we have cultivated our unique merchandising capabilities.

Our Professional Merchandising Team

We believe that merchandising expertise is a key element in exercising our merchandising practices. To implement our merchandising practices in a strict and methodical manner, we established a professional merchandising team in 2008. As of December 31, 2025, our merchandising team consisted of over 900 specialists. Our merchandising team is responsible for sourcing authentic high-quality branded products at deep discounts in alignment with our selection guidelines, while constantly adapting to shifting consumer and market trends. Our merchandising team demonstrates deep expertise in identifying emerging trends, managing price volatility, and executing comprehensive category planning, product selection, and pricing strategies. Their sharp market intuition and analytical capabilities allow them to anticipate shifts in consumer behavior and optimize procurement decisions accordingly.

We optimize organizational structure of our professional merchandising team from time to time to stay abreast of market trends. To foster innovation and agility, we have designed a decentralized structure that grant our merchandising specialists significant operational autonomy to respond swiftly to local demand and seize opportunities driven by value. To source globally, we have established a global division with merchandising specialists deployed across Europe, North America, and Asia. We also unveiled the manifesto of our global merchandising specialists, highlighting the merchandising teams’ commitment to certain core principles in merchandising.

Our Core Merchandising Strategy

Our core merchandising strategy is to differentiate through unique offering and superior value.

Brand Partners and Brand Selection

We have cultivated a broad and diverse group of brand partners. Our brand partners primarily include brand owners, and, to a lesser extent, brand distributors and resellers. As of December 31, 2023, 2024 and 2025, we had worked with over 29,000, 30,000, and 32,000 brand partners, respectively. In 2023, 2024 and 2025, none of the brands accounted for more than 3% of our total revenues, ensuring a diversified and resilient supply base.

Leveraging the industry expertise of our professional merchandising team and our proprietary consumer insights, we carefully select prospective brand partners and work with those that offer high-quality or premium products that are desirable among consumers in China, and that are willing to provide competitive prices and favorable payment and product return terms. In addition to brands that have an established network of offline stores in China, we also proactively introduce new and up-and-coming brands that appeal to younger generations and middle-class consumers, such as trendy and boutique brands, and the prestigious brands that have not been introduced to our platform.

Once a potential brand partner is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses, safety, sanitary and quality certifications, trademark registration certificates, and license agreements in relation to the branded products. This review process helps ensure that we maintain a portfolio of brands with high standards and a good reputation that can meet our customers’ expectations.

Differentiated Merchandise Offering

We have been making efforts to differentiate our offering. For example, we collaborate with our brand partners to develop merchandise specifically for our channels, known as “Made for Vipshop,” providing our customers differentiated products that are only available on Vipshop. In 2025, over 250 brands participated in the “Made for Vipshop” program.

We also implement opportunistic buying, wherein we strategically purchase excess inventory directly from brands at reduced prices. Through this outright purchase approach, we acquire full ownership of these authentic branded goods, enabling us to offer them exclusively at discounts. Our professional merchandising team seeks out market dynamics and brand inventory situations worldwide, identifying purchasing opportunities that align with consumer preferences.

Quality Assurance

In addition to our merchandising strategy, we have adopted stringent quality assurance and control procedures for products delivered through our logistics network. We have put in place and implemented a comprehensive quality and safety control system across the pre-sale, during-sale, and after-sale stages. We inspect products delivered to our logistics network, rejecting or returning products that do not meet our quality standards or the purchase order specifications. We also inspect products before shipment from our logistics network to our customers. In addition, we take sampling quality inspection from time to time of the products that are allowed to be shipped from the suppliers’ warehouses directly to our customers.

As part of our quality assurance framework, we maintain direct sourcing relationships with brand owners and authorized distributors and conduct strict screening of supplier qualifications.

In October 2023, we entered into a strategic partnership with China Certification and Inspection Group to collaborate on consumer product quality inspection and certification and corporate social responsibility, among other things. In 2025, we deepened this collaboration by stationing professional authenticators from China Certification and Inspection Group Luxury Goods Authentication Center at our warehouses in Huzhou and Zhengzhou to conduct pre-sale authentication of high-end consumer goods, with the goal of progressively extending individual authentication reports to every item. This marks a transformative shift from traditional post-sale sampling to pre-sale authentication, enhancing consumer trust and setting a new industry benchmark for quality assurance.

Our Retail Channels

We have developed diverse online and offline retail channels.

Our Online Channels

Our online channels primarily include the Vipshop mobile app, the vip.com website, and the Vipshop WeChat Mini-Program, each of which is owned and operated by us. We offer a curated selection of products and services through our online channels for shoppers of varying age groups and income levels throughout China. In 2023, 2024 and 2025, we generated more than 96% of our net revenues from our online channels (i.e., from our vip.com segment).

The Vipshop mobile app, available on mainstream mobile operating systems including iOS and Android since 2011, is our top online portal in terms of GMV generated and the numbers of registered members. We have been upgrading the Vipshop mobile app, adding new features from time to time to increase our customer stickiness and engagement. In 2023, 2024 and 2025, GMV generated by our Vipshop mobile app users accounted for approximately 90% of our total online GMV.

The vip.com website has been with us since our inception. It is an integral part of our online channels by providing an alternative access point for customers to browse and purchase our merchandise, alongside our Vipshop mobile app and Vipshop WeChat Mini-Program.

Our Vipshop WeChat Mini-Program, which we launched in 2017, offers key features of our Vipshop mobile app and allows users to access our platform directly through the WeChat App, either through the Mini-Program interface or the WeChat Pay and Services interface.

Below is a screenshot of the main interface of our Vipshop mobile app solely for illustrative purpose.

Flash Sales

Our online channels feature “flash sales,” an innovative online retail format that we introduced in China in 2008. Flash sales combine online retail with discounted sales by offering a limited quantity of high-quality branded products at deep discounts for a short period of time. Before each flash sales event, our professional merchandising team analyzes historical patterns, fashion trends, seasonality, and customer feedback to curate a balanced and diverse product mix. We leverage consumer insights from our business intelligence systems to enhance the timeliness and relevance of our offerings, enabling us to select appealing products, negotiate favorable terms, and occasionally secure items available exclusively on Vipshop. Flash sales embody characteristics of value, quality, and convenience that are well suited for brand-conscious Chinese consumers. We host new sales events twice a day at 10 a.m. and 8 p.m. Beijing time, respectively, presenting curated selections of popular branded merchandise through our prime traffic portals Fengqiang and Kuangmiao. The products we offer on Fengqiang are generally apparel-related products with a discount level of 70% or more off the market retail price. Kuangmiao, on the other hand, generally distributes standardized products, such as skincare and cosmetics, home goods, and other lifestyle products, with a discount level ranging from 10% to 90% off the market retail price. Each item is available in limited quantity and remains on sale only while supplies last, with purchase quantity limited to provide more customers with the opportunity to access these featured discounted products.

We enhance our customer shopping experience by optimizing our signature sales events, including Super Product Category Day, Super Brand Day, and Today’s Top Brands. These events serve as effective touchpoints for customer acquisition and retention. To help customers discover products easily, we organize our merchandise through various product category channels covering womenswear and menswear, sportswear and sporting goods, baby and children products, shoes and bags, skincare and cosmetics, supermarket and other products, and home goods and other lifestyle products. We have also developed specialized channels such as Everyday Low Prices for value-conscious customers, while our Luxury and Outlet channels cater to customers who desire new, trendy, premium designers and luxury brands at affordable prices.

Features and Functions

Our online channels are designed to deliver an online shopping environment that blends convenience with personalization. Our online channels offer many features that enhance customer experience, including AI-powered searches, personalized recommendations, AI customer service agent, and other innovative functions that simulate “in-store” shopping experience.

●	AI-powered search engine: An AI-powered search engine has been embedded in our online channels. Our AI-powered search engine can understand customer intent, recognizing search patterns and product associations to deliver relevant results even with limited input. Our AI-powered search engine learns from customer interactions, refining its capabilities to anticipate shoppers’ needs with increasing accuracy.
●	Personalized recommendations: Supported by the experience that we have amassed from our operations, we are able to garner insights into evolving market preferences and construct an understanding of each individual customer by analyzing individual shopping histories, browsing patterns, and preference indicators. These insights, processed through our data analytics and AI-powered recommendation engines, allow us to update our brand mix and product offerings on a timely basis to better catch market trends and curate tailored product suggestions.
●	AI customer service agent: Powered by AI, our AI customer service agent is designed to enhance shopping experience and operational efficiency. Leveraging advanced technologies, our AI customer service agent assists pre-sales consultation, provides smart recommendation, and handles after-sales inquiries.
●	Other innovative functions: On top of these features, our online channels also incorporate other innovative functions and features from time to time. For example, we developed and launched an AI virtual try-on feature called “Try it on,” which provides customers with real-time outfit visualization effects utilizing image AI algorithms.

Furthermore, we are actively integrating AIGC (AI-Generated Content) to streamline content creation and enrich the customer journey. This includes generating diverse and realistic AI-powered model photography to showcase products, creating compelling product highlights efficiently, and automatically synthesizing customer feedback into concise, easy-to-digest summaries of product reviews. These applications allow us to present products more vividly and help customers make more informed purchasing decisions.

Our Offline Channels

In addition to our online channels, we operate a nationwide offline network consisting of 22 Shan Shan Outlets and a number of other offline retail stores as of December 31, 2025. Complementary to our online channels, these offline stores offer popular branded products at discounts, capturing the consumers who prefer to try on and physically interact with products.

Shan Shan Outlets

In July 2019, we acquired Shan Shan Outlets, which has since evolved under our management into a significant player in China’s outlet groups. Shan Shan Outlets is dedicated to the development and operation of high-quality outlet complexes. With years of deep industry experience, Shan Shan Outlets absorbs management practices from international outlet industries while adapting to Chinese consumer characteristics and preferences.

Shan Shan Outlets has introduced an “Outlets +” concept that goes beyond traditional retail, positioning its outlet malls as “daycation destination” that integrate entertainment experiences, family interactive spaces, dining, and diverse business formats alongside its core “brand + discount” retail offering. Shan Shan Outlets partners with premium international and domestic brands to offer quality branded products at significant discounts. The product categories primarily include luxury international brands, sports and outdoor brands, and well-known domestic brands.

We operate Shan Shan Outlets primarily through joint operation and leasing models. Under the joint operation model, we provide venue and unified management to brands and charge brands based on contractually agreed deduction rates applied to actual sales revenue. We are responsible for organizing marketing planning and providing unified payment settlement and customer services, among other key functions of the outlets. The leasing model employs three pricing mechanisms: fixed rental rates, percentage-based rent calculated on brands’ sales turnover, or the higher of fixed rent or percentage rent. Under both models, we charge property management fees, data management fees, and promotional service fees to maintain outlet operations and support marketing activities.

Vipshop Offline Stores

We also directly operate our Vipshop offline stores to sell off-price products to offline consumers. The offline stores serve as an extension and complements to our online business, sharing brand resources and reinforcing the “off-price retail” positioning in consumers’ minds. As of December 31, 2025, we had 46 directly-operated Vipshop offline stores nationwide, including in Guangzhou, Wuhan, Chongqing, Chengdu, and Beijing, among others.

Our Customers

We have an engaged and loyal customer base. We provide shoppers with a curated assortment of authentic high-quality branded products at discounts, bringing a “treasure-hunting” shopping experience on our platform. We had active customers of 87.4 million, 84.7 million and 84.8 million in 2023, 2024, and 2025, respectively.

Super VIP Members

We have rolled out our Super VIP Membership (SVIP), a dedicated membership program, that entitles paid members to enjoy premium services alongside their shopping experience. Our active SVIP customers increased from 7.6 million in 2023 to 8.8 million in 2024, and further increased to 9.8 million in 2025. They tend to possess strong purchasing power and are more willing to make frequent purchases of high-value items on our platform.

Our SVIP members constitute a customer segment with demonstrated willingness to invest in annual membership fees in exchange for exclusive membership privileges. These exclusive membership privileges available to our SVIP members include, but are not limited to, unlimited free shipping, exclusive discounts, private special sales, and 24/7 VIP customer service. We also offer our SVIP members a wide variety of popular lifestyle benefits, covering local services, entertainment, and leisure, among others. The standard list price of our SVIP membership is typically at RMB199 for one year. We also offer discounted price for membership package subscriptions that are automatically renewed. Furthermore, we also offer joint memberships from time to time with selected popular entertainment platforms and lifestyle brand, to further promote our SVIP members.

Procurement and Inventory Management

Procurement

We seek to build long-term relationships with qualified brand partners. We generally enter into agreements with brand partners based on our standard form, in which brand partners grant us authorization to market and sell certain brands products on our online channels. In most cases, we enter into annual framework agreements with our brand partners, with supplemental purchase orders for sales events. We implement a variety of flexible procurement practices, coupled with our fulfillment solutions.

We regularly communicate with our brand partners to discuss the schedules and product offerings for specific sales events. In addition, we require our brand partners that contract with us to comply with the anti-bribery and anti-corruption provisions specifically included in such agreement.

Inventory Management

We typically do not pay any deposit on the products we purchase. We generally settle with our brand partners every 10 to 30 days for purchases made within a certain period of time net of customer returns.

We generally have the right to return unsold items within a period of time after the end of a sales event. For certain types of products such as certain sporting goods, beauty products, and cross-border products, we typically do not have the right to return unsold items to brand partners. For these unreturnable products, we have been able to leverage our strong marketing expertise regarding customer preferences to achieve quick inventory turnover. Additionally, we can continue to sell any excess inventory through our Vipshop offline stores.

We have implemented an inventory management system to manage the information relating to our procurement plan, quality control upon receipt, stock maintenance, stock deliveries, sales invoicing, and sales recording. We use a big data business analysis system to monitor and actively track sales data. This system helps us make timely adjustments to our procurement plan and minimize excess inventory.

Payment, Fulfillment, and Return

Payment

We provide our customers with the flexibility to choose from a number of payment options. Our payment options include our Vipshop Payment service and payment through third-party channels. We have obtained the requisite Payment Business License to provide our Vipshop Payment service. All of our online orders are collected through online payment services.

Fulfillment

We have established a logistics network and warehousing capacity with nationwide coverage. We have adopted a flexible logistics model supported by our robust and advanced warehouse management system. We work with top delivery companies with nationwide coverage.

Logistics Network and Warehouse Management System

We maintain seven regional distribution centers to facilitate the distribution of standardized and frequently purchased products and several bonded warehouses in China.

Our proprietary automated warehouse management system enables us to closely monitor each step of the fulfillment process, from when a purchase order is confirmed with a brand partner, to when the products are stocked in our logistics network, and eventually when the product is packaged and picked up for shipment to the customer. We have continually focused on implementing new initiatives to refine our automated warehouse management system throughout our operations. For example, we have implemented the honeycomb system, an automated goods-to-person warehousing system well-suited for handling large quantities with high access speeds, in our South China, Southwest China, and East China regional distribution centers to improve picking efficiency and accuracy of consumers’ orders. As we offer a curated selection of brands and products for each daily sale, our logistics network and inventory management systems are also specifically designed to support the frequent sales events on our flash sales platform and a large volume of inventory turnover.

In 2023, 2024 and 2025, substantially all of the logistics services used either “just-in-time” model or “just-in-time X” model. The “just-in-time” model allows some of our suppliers to load inventories to our warehouses only within a period of time after being notified when orders have been generated. Compared to the traditional bulk load-in and bulk load-out model, the “just-in-time” model enables us and our suppliers to increase the number of products offered on our platform and further diversify our product offerings. The “just-in-time X” model, which is an upgrade from the “just-in-time” model, allows single-supplier orders from certain reliable brand partners to be shipped directly from the suppliers’ warehouses to the end customers, further improving our logistic efficiency.

Delivery Services

We deliver orders placed on our online channels to all areas in China through reputable third-party delivery companies with nationwide coverage, such as SF Express. We have entered into a strategic business cooperation agreement with SF Holding (which operates the SF Express business) to enhance cooperation and utilize its delivery services to optimize the efficiency of our logistics operations, improve operating leverage in our fulfillment expenses, and provide our customers with quality delivery services.

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

Return and Exchange Policy

We generally offer our customers the right to return or exchange products purchased from our online channels within seven days of receipt of the products as long as the products are unused, unwashed, unworn, undamaged, and in their original packaging and original condition. To facilitate the return or exchange, and to enhance customer experience, we provide door-to-door collection and free return or exchange services without charging any service or warehousing fee. For the return of luxury products, the anti-tampering lock on the product must remain intact. For purchases through our offline channels, we generally offer our customers the right to return or exchange products within 15 days of purchases. We believe that our hassle-free return and exchange policies help increase customer spending and enhance customer loyalty.

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

Customer Service

We believe that our emphasis on customer service enhances our ability to maintain a large and loyal customer base and create a positive customer experience, encouraging repeat visits and purchases. We have a dedicated customer service team responsible for handling general customer inquiries and requests, assisting customers with their ordering process, investigating the status of orders, shipments, and payments, resolving customer complaints, and providing other after-sales services. Our customers can contact customer service representatives through our customer service hotline, real-time online chat, or our customer service e-mail. Our Super VIP members enjoy 24/7 customer service support. We also engage certain high-quality third-party service centers to undertake certain customer services for us. As of December 31, 2025, we had over 1,800 customer service personnel, including independent contractors.

With a specialized team dedicated to effectively tackling customer concerns, we strive to align closely with customer expectations and sentiments. We maintain service quality by carefully selecting personnel, providing our customer service representatives with extensive training, and regularly monitoring and evaluating the performance of each representative. Each new customer service representative is required to complete a mandatory training program in Guangzhou, conducted by experienced managers, covering product knowledge, complaint handling, service attitude, and communication skills. To facilitate timely resolution of customer complaints, we also train and delegate our customer service representatives to resolve complaints and remedy situations within a specified authorized amount without having to get approval from their supervisors. We have also developed AI customer service agents to provide intelligent customer service to our customers.

Marketing

Our business model and associated value propositions help us build a large base of active customers. We continue to enhance the engaging and discovery-driven nature of our customer shopping experience to promote word-of-mouth referrals and repeat customer purchases through on our online channels.

We leverage various marketing channels, especially digital marketing channels, to strengthen our brand awareness, acquire new customers, and retain existing customers. We utilize our big data analytics and insights from our large customer base and business intelligence system to refine our targeted marketing initiatives. For example, we launched social campaigns, such as SVIP special sessions to give customers more benefits and increase customer interaction. In addition, we proactively expanded targeted marketing, and adopted various marketing campaigns such as advertising in TV series and reality shows and marketing on new media channels to keep customers informed of our latest promotional offerings and our Vipshop brand. Furthermore, we encourage our customers to share their shopping experiences through an “easy-to-share” function on social media platforms in China, such as WeChat, which can increase their customer stickiness while also serving as a means to attract new customers. Moreover, some of our offline stores are making efforts to utilize private domain traffic by operating their own WeChat groups and provide direct marketing to consumers.

Technology

Our technological capabilities play an important role in the success of our business, and enable us to enhance operating efficiency and site scalability. We rely on a combination of our internally developed proprietary technologies, open-source solutions, and licensed technologies to optimize every aspect of our operations for the benefit of our customers and brand partners.

Technology-driven Analytical Capabilities

We have accumulated a large customer base and observed customer behavior and performance throughout our operations. Our big data analytics and business intelligence systems enable us to use our proprietary transaction information to further analyze and study customer behavior and customer preferences. We regularly use this information in planning our marketing initiatives for upcoming events and making profile-based personalized recommendations to enhance our customers’ shopping experiences. For instance, the customer profiles allow us to provide personalized product recommendations to customers that are within their price range, suit their brand preference, and are within their categories of interest. We also use customer profiles in various scenarios for our sales initiatives to interact with its customers, such as notification via push method, text messages, e-mails, and sales events on our WeChat Mini-Program and other social media platforms. In addition, we have developed a real-time customer-intent identification system, which employs proprietary algorithm technologies with recent and real time customer behavioral data to provide recommendations to customers based on the different intentions of customers visiting our platform. Furthermore, our business intelligence system is built with our proprietary cloud computing infrastructure, providing insights for many aspects of our business operations and site functionalities.

System Infrastructure

Our systems can be divided into front-end, mid-end, and back-end modules, all built on a foundational infrastructure platform that integrates cutting-edge technologies, such as cloud computing, big data analytics, and AI. Together, they form a reliable technology ecosystem that optimizes customer experiences and supports efficient business operations.

The front-end modules, which refer to modules supporting the customer-interfaces of our online channels, mainly include customer account management, SVIP membership program, product display, category browsing, AI-powered product search and recommendation, promotion management, online shopping cart, order processing functions, payment, chatbots, and customer support functions. The front-end modules are supported by our multi-IDC (internet data center) cloud platform and deployed across data centers, providing our customers with quick access to the product display they are interested in and facilitating a smooth online shopping experience. Please see “—Payment, Fulfillment, and Return—Fulfillment” for details.

The mid-end modules, which refer to modules supporting the merchant platform that we have launched to equip our brand partners with refined analysis and insights as well as all-round operating capacities, deepen the synergies between our brand partners and us, and further improve operating performance. The merchant platform is an output of our proprietary big data analytics and business intelligence capacities. It enables our brand partners to establish their own data analytics infrastructure and diversify their operations monitoring metrics, through which they can fine tune the marketing and branding strategies tailored for target customer groups, optimize their operating strategies, establish additional touchpoints to effectively direct customer traffic, and set up membership programs to further enhance customer loyalty. The merchant platform allows our brand partners and ourselves to simultaneously focus on improving customer growth and experience while optimizing each other’s business operations, in turn serving as an additional value proposition that we offer to our brand partners. With such simultaneous development, we strengthen our relationships with the brand partners and open up more opportunities to pursue further in-depth collaborations.

The back-end modules, which refer to modules supporting our business operations, mainly include customer service, supply chain management, ERP, warehouse and logistics management, product information management, business intelligence, and administration management systems. Our customer service system integrates intelligent customer service robot to provide sentiment analysis and intelligent query handling. Our supply chain management system integrates business operations with brand partners on contract management, procurement, product management, inventory management and order fulfillment mainly consists of our customer relationship management system. Our ERP system acts as the core of our financial operations, efficiently managing accounting, fiscal management, and seamless financial workflow integration. Our operations system for warehouse and logistics management primarily consists of our warehouse management system, automating our warehouse and logistics operations and allowing us to efficiently manage our inventories, track our products, and deliver the orders to our customers in a timely fashion. We have designed our product information management system to perform a variety of functions. Other than basic product information management, it also offers category, pricing, and sales inventory management, and facilitates product lifecycle management for our online and offline businesses. These systems enhance the efficiency of our operations.

Artificial Intelligence

We leverage AI capabilities to serve customers and brand partners. We apply AI technology to multiple scenarios, with a primary focus on improving customer experiences, serving our brand partners, driving business growth, and increasing operational efficiency.

AI technology supports our search engine and personalized recommendations to improve their relevance and accuracy, helping us to better understand customer behavior patterns and transaction decision processes. Through customer stratification and differentiated product offering, AI optimizes search efficiency and experience while enhancing recommendation diversity. We have also incorporated AI-generated content (AIGC), such as product highlights, photos and videos across our platform to enhance the overall shopping experience. In addition, we use AI to produce outfit recommendation content that provides personalized shopping suggestions, as well as virtual try-on optimizations. Furthermore, with the assistance of AI, our intelligent customer service systems have refined conversational capabilities in pre-sale consultations, product recommendations, and after-sales support. We also leverage AI to enhance marketing efficiency through intelligent product selection and creative strategy generation for advertising placement channels.

Our AI tools empower us with data-driven in-depth insights into customer behavior and business management, enabling us to uncover critical business trends and patterns and provide our brand partners with quality service and value. As we progress, we will continue exploring opportunities to incorporate AI technology throughout our ecosystem.

Safety and Scalability

We have developed disaster tolerant systems for our key business modules, which include real-time data mirroring, daily data back-up, and system redundancy solutions. We also adopted a “DevOps” software development methodology that automates and integrates software development and IT operations, which enables us to respond quickly towards business requests, significantly decreasing our development cost and improving our time-to-market. Our site is built upon real event processing platforms, and it leverages service-oriented architecture supported by internally developed cloud solutions. This enables us to achieve internal efficiency. Cybersecurity is another key aspect of site operations. Leveraging the real-time event processing systems that keep our site running smoothly, we have improved our protection against online and offline fraud and potential cyber-attacks.

We believe that our module-based systems are highly scalable, which enables us to quickly expand system capacity and add new features and functionality to our systems in response to the evolving needs of both our business and our customers without affecting the operation of existing modules.

Data Privacy and Security

We are committed to protecting our customers’ personal information and privacy. During our ordinary course of business, we may collect and use customer data, which could include personal information (such as mobile phone number, gender, and age), transactional information (such as purchase records and orders on our platform), and device information. We collect the personal information and data necessary for the use of our platform and use the collected information and data solely for the stated purposes disclosed to the customers or in accordance with the applicable laws and regulations. We notify customers and obtain their prior consent about how we collect and use their personal information and data in compliance with the requirements of the applicable laws and regulations. We have established and implemented internal policies on all aspects of data lifecycle management, including data collection, processing, and usage, to secure and protect data over its entire use to our business and services.

To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security policies and measures. We take technological measures to ensure the secure processing, transmission, and use of data. These technological measures include encryption of confidential personal information and data masking for de-identification, for example, replacing certain digits in a data field with special symbols. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited number of employees with access authorization. We maintain data storage servers across multiple provinces and cities in mainland China, including Guangdong, Beijing, Jiangsu, Zhejiang, Hubei, Tianjin, Liaoning, Shaanxi, and Sichuan. We also have servers in Hong Kong and Singapore. In particular, servers located in Hong Kong are used to support overseas employees’ operations and cross-border network routing without storing personal information, whereas servers located in Singapore are used to facilitate overseas e-commerce operations.

We have built a backup system that runs on different servers to minimize the risk of data loss. Our back-end security system handles malicious attacks to safeguard the security of our data. See “Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and developing laws and regulations regarding cybersecurity and data privacy. Any failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, increased cost of operation, or declines in customer growth or engagement, or otherwise harm our business.”

We store data generated from domestic business on our local servers within the PRC. We transfer personal information of users, such as delivery details, to overseas merchants and customs clearance service providers to facilitate cross-border services. This falls under the exemption scenario outlined in Article 5 of the Provisions on Promoting and Regulating Cross-Border Data Flows, which states that the provision of personal information to overseas recipients is exempt from the requirements of conducting a data export security assessment, entering into standard contractual clauses, or obtaining personal information protection certification if it is necessary for the conclusion or performance of a contract to which the individual is a party, such as in the case of cross-border shopping or international mail delivery. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Information Security” for cross-border data transfer regulations of the PRC.

As of the date of this annual report, we had not experienced any leakage of personal information, nor had we been subject to any claims by customers or received any regulatory inquiries, investigations, notices, warnings, penalties, litigations or other legal proceedings related to personal information protection laws, which, individually or in the aggregate, have had or are reasonably likely to have a material and adverse impact on our business, financial condition or results of operations.

Environmental, Social, and Governance (ESG)

We are committed to promoting corporate social responsibility and sustainable development as well as integrating these principles into all major aspects of our business operations. In 2025, we scored 60 on S&P Global’s Corporate Sustainability Assessment, placing us in the 95th percentile of our industry. We have been included in the S&P Global Sustainability Yearbook (China Edition) for four consecutive years. Moreover, we bagged the titles of China’s Best Employer of the Year and China’s Most Sustainable Employer of the Year in 2022, and the Most Popular Employer Among Employees in 2024, in the selection by Forbes China and Russell Reynolds Associates, a global search and leadership advisory firm.

We have established a three-tiered governance structure that includes (i) our board of directors, (ii) an ESG committee under the board of directors, consisting of Mr. Eric Ya Shen, Mr. Authur Xiaobo Hong, and Mr. Frank Lin, and (iii) an ESG Task Force. The ESG committee is responsible for defining ESG related strategy, targets, and action plans, assessing and evaluating proposals from the ESG Task Force, and coordinating the resources required to progress with ESG topics. The ESG Task Force is headed by the main person responsible for each department or division, including our compliance and legal departments, asset protection department, and corporate social responsibility department. The ESG Task Force is responsible for making proposals to the ESG committee as well as the implementation and execution of ESG work.

We define our ESG strategy with the goal of “co-creation of a new sustainable life” to explore a path of sustainable development across five core areas: New Sustainable Choices, Happy Consumption, Proactive Inclusivity, Beautiful Society, and Dependable Compliance.

We regard environmental protection as an important corporate responsibility and are committed to carbon mitigation measures and will continue to explore ways to further improve energy efficiency. We have formulated carbon neutrality goal and action path planning, committing to making our own operations carbon neutral no later than 2030, and achieve a 50% reduction in the intensity of scope 3 greenhouse gas emissions no later than 2030 using 2022 as the baseline year.

In 2025, we advanced a series of carbon reduction initiatives, resulting in a 41% reduction in scope 1 and 2 carbon emissions and a 2.5% decrease in total carbon emissions. In addition, we have conducted climate scenario analysis utilizing scenarios published by the Intergovernmental Panel on Climate Change (IPCC) and the International Energy Agency (IEA) to systematically evaluate climate-related risks and opportunities across our business and value chain, and are in the process of formulating corresponding measures to address them.

We are committed to creating positive social impact through our resources and capabilities. We continue to support public welfare initiatives focused on women empowerment, rural vitalization, and assistance for disadvantaged social groups, with cumulative investment in such programs exceeding RMB861 million as of December 31, 2025.

We have also continued to strengthen our corporate governance through dedicated efforts in integrity education, compliance culture, information security, risk management, and product quality.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees, partners, service providers, suppliers, and other parties to protect our proprietary rights. As of December 31, 2025, we had been granted 415 patents and submitted 1,167 patent applications in China. We also had 2,294 registered trademarks in China and 132 registered trademarks outside China, 291 copyrights (including copyrights to 253 software products in China that we develop relating to various aspects of our operations), and six registered domain names that are material to our business, including vip.com and vipshop.com.

Competition

As a leading player in the off-price retailer industry, we face competition from other major off-price retailers who compete directly with us for brands and customers. We also compete with other online or offline retail businesses for customers’ wallet share. As a result, we face significant competition from a wide array of existing and potential competitors.

We believe that we compete primarily on the basis of, among other things:

●	ability to curate an attractive and differentiated product selection;
●	ability to deliver reliable capabilities across the supply chain;
●	ability to refine customer experiences and services;
●	multi-channel operation that covers diverse online and offline scenarios; and
●	advanced R&D and technological capabilities.

We believe that our early-mover advantage and strong market position help us compete effectively against our competitors. However, some of our current and potential competitors may have longer operating histories, larger customer bases, better brand recognition, stronger platform management and fulfillment capabilities, and greater financial, technical, and marketing resources than we do. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we do not compete effectively against existing or new competitors, we may lose market share and customers.”

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

On December 15, 2025, the Ministry of Commerce and the NDRC released the Industry Guidelines of Encouraged Foreign Investment (2025 Version), which came into effect on February 1, 2026 and replaced the previous version of the Industry Guidelines of Encouraged Foreign Investment. On September 6, 2024, the Ministry of Commerce and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024 and replaced the previous version of the Special Administrative Measures (Negative List) for Foreign Investment Access.

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

Food Operating Permit

China has adopted a licensing system for food supply operations under the Food Safety Law, which was adopted on February 28, 2009 and most recently amended on September 12, 2025, and its implementation rules. Entities or individuals that intend to engage in food production, food distribution, or food service businesses must obtain licenses or permits for such businesses. On June 15, 2023, the SAMR issued the Administrative Measures for Food Operation Licensing and Filing, which was effective as of December 1, 2023. The Administrative Measures for Food Operation Licensing and Filing requires an enterprise engaging in food operating business to obtain a Food Operating Permit.

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

Payment Business License

On December 9, 2023, the State Council issued the Regulations on the Supervision and Administration of Non-Bank Payment Institutions, which came into effect on May 1, 2024, and on July 9, 2024, the People’s Bank of China issued the Implementation Rules for the Regulations on the Supervision and Management of Non-Bank Payment Institutions. Under these rules, a non-financial institution must obtain a Payment Business License to provide payment services and qualifies as a paying institution. With the Payment Business License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by the People’s Bank of China.

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

In addition, on December 18, 2025, the State Administration for Market Regulation and the Cyberspace Administration of China jointly promulgated the Measures for the Supervision and Administration of Livestreaming E-commerce, which came into effect on February 1, 2026, which focus on four key entities—livestreaming e-commerce platform operators, livestream room operators, livestream marketing personnel, and livestream marketing personnel service agencies—and seek to regulate business conduct and improve the regulatory framework by defining their respective responsibilities and obligations. Under the new measures, livestreaming e-commerce platform operators are subject to heightened obligations. Key requirements include conducting strict qualification verification, implementing tiered and classified management of anchors, establishing credit evaluation systems, and maintaining dynamic control over livestreaming activities. The measures explicitly authorize regulatory bodies to enforce traffic-based regulatory mechanisms. Upon receiving notifications of violations from the competent market regulation authorities or cyberspace administration authorities, platform operators are required to impose prompt penalties on the infringing entities, including but not limited to issuing warnings, restricting platform functions or user traffic, suspending or terminating livestreaming sessions, closing accounts, prohibiting re-registration, and adding the violators to blacklists.

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

Radio and Television Program Production and Operation License

On July 19, 2004, the State Administration of Radio, Film and Television (currently known as the National Radio and Television Administration) promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect on August 20, 2004 and was amended on August 2015, October 2020 and June 2025 respectively. Pursuant to the Radio and TV Programs Regulations, entities engaging in the production of radio and television programs must obtain a License for Production and Operation of Radio and TV Programs from the National Radio and Television Administration or its counterparts at the provincial level. Holders of such licenses must conduct their business operations strictly in compliance within the approved scope as provided in the licenses. As of the date of this annual report, we hold a valid License for Production and Operation of Radio and TV Programs as required by the Radio and TV Programs Regulations.

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

Record-filing of Issuers of Single-purpose Commercial Prepaid Cards

On September 21, 2012, the Ministry of Commerce issued the Administrative Measures on Single-purpose Commercial Prepaid Cards (for Trial Implementation), which came into effect on November 1, 2012 and were amended on August 18, 2016. Under these measures, among other things and subject to implementing rules adopted by the local branch of the Ministry of Commerce, the issuer of single-purpose commercial prepaid cards, which are defined as the prepaid cards that can only be redeemed by the card issuer, the group companies under the same ultimate control of the card issuer, or the franchise entities under one single brand which is the same as the card issuer, must (i) complete the record-filing procedures with the Ministry of Commerce or its local branches within 30 days after it starts offering such single-purpose commercial prepaid cards, and (ii) adopt sufficient measures to control risks, by means of controlling the total balance of the single-purpose commercial prepaid cards and providing advance deposit, guarantee insurance, bank guarantee, or other types of commercial guarantee as required.

Record-filing and Registration of Foreign Trade Operators

Pursuant to the then effective PRC Foreign Trade Law promulgated by the Standing Committee of the National People’s Congress, as amended, and the Measures for Record-filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce on June 25, 2004 and most recently amended on May 10, 2021, foreign trade business operators engaging in import or export of goods must go through record-filing and registration formalities with the Ministry of Commerce or authorities entrusted by the Ministry of Commerce, unless otherwise stipulated by laws, administrative regulations, and the Ministry of Commerce. On December 30, 2022, the Standing Committee of the National People’s Congress released the Decision of the Standing Committee of the National People’s Congress on Revising the PRC Foreign Trade Law, which removes the record-filing and registration requirements for foreign trade business operators. However, the Measures for Record-filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce have not been revised and the record-filing and registration requirements for foreign trade business operators thereunder have not been canceled.

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

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law, which was amended on October 28, 2025 and came into effect on January 1, 2026. In accordance with the Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations, and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality, and usability of network data. Additionally, the amended Cybersecurity Law imposes heavier penalties on platform operators for violations of their cybersecurity management obligations and expressly requires them to promptly address unlawful online activities. It also proposed to enhance the punishment against personal information infringement by referencing to the punishment under applicable laws, including those under the Personal Information Protection Law and the Data Security Law.

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

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures apply to the security assessment conducted by data processors where they provide overseas parties with important data and personal information collected and generated during the operation in China. Based on the these measures, data processors must apply for the security assessment of data cross-border transfer to the national cyberspace administration through the provincial cyberspace administration in the place where they operate if they provide data outside China under any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-Border Data Flows, establishing a multi-tiered approach for cross-border data provisions. Depending on the types of data operators and the nature and amount of data involved, different approaches may apply, which may require the data processors to undergo data export security assessments, enter into standard contractual clauses, or obtain personal information protection certifications. For example, the following data processors must undergo data export security assessments for their provision of information to overseas recipients: (i) where a critical information infrastructure operator provides personal information or important data to overseas recipients, and (ii) where data operators other than the critical information infrastructure operators provide important data to overseas recipients, or where data operators other than the critical information infrastructure operators cumulatively provide personal information (excluding sensitive personal information) of more than one million individuals or cumulatively provide sensitive personal information of more than ten thousand individuals since January 1 of a given year. The Provisions on Promoting and Regulating Cross-Border Data Flows also provide the circumstances where data processor providing personal information to overseas recipients may be exempted from undergoing data export security assessments, entering into standard contractual clauses, or obtaining personal information protection certifications, which include, among other things, cross-border transfer of personal information that is necessary for the conclusion or performance of a contract to which the individual is a party, cross-border transfer of personal information that is necessary for the implementation of cross-border human resources management in accordance with lawfully formulated labor regulations and lawfully concluded collective contracts, or in the event that a data processor other than a critical information infrastructure operator cumulatively provides personal information (excluding sensitive personal information) of not more than 100,000 individuals since January 1 of a given year.

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

On February 12, 2025, the CAC published the Administrative Measures for the Compliance Audit of Personal Information Protection, or the Compliance Audit Measures, which took effect on May 1, 2025. According to the Compliance Audit Measures, compliance audit of personal information protection refers to the supervision activities in which the personal information processing activities of personal information processors are examined and evaluated regarding their compliance with laws and administrative regulations. The Compliance Audit Measures further provides, among other things, that personal information processors that process personal information of more than 10 million individuals shall conduct at least one personal information protection compliance audit every two years.

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

To further regulate cybersecurity and privacy protection, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law on November 7, 2016, which was amended on October 28, 2025 and came into effect on January 1, 2026. The Cybersecurity Law provides that subject to certain exceptions, (i) to collect and use personal information, network operators must follow the principles of legitimacy, rightfulness, and necessity, disclose their rules of data collection and use, clearly express the purposes, means, and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators can neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered, and must dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators cannot divulge, tamper with, or damage the personal information they have collected, and cannot provide the personal information to others without the consent of the persons whose data is collected. Additionally, the amended Cybersecurity Law imposes heavier penalties on platform operators for violations of their cybersecurity management obligations and expressly requires them to promptly address unlawful online activities. It also proposed to enhance the punishment against personal information infringement by referencing to the punishment under applicable laws, including those under the Personal Information Protection Law and the Data Security Law.

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

On March 7, 2025, Cyberspace Administration of China, Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration of Radio and Television jointly promulgated the Measures for Labeling AI-Generated or Composed Content, which applies to the labeling of AI-generated or composed content by Internet information service providers. According to the Measures for Labeling AI-Generated or Composed Content, Internet information service providers shall add explicit labels to content generated or edited by simulating a natural person through intelligent dialogue and writing. Additionally, they are required to include implicit labels in the file metadata of such generated or composed content. The Measures for Labeling AI-Generated or Composed Content became effective on September 1, 2025.

On December 27, 2025, the Cyberspace Administration of China issued the Interim Administrative Measures for AI-based Anthropomorphic Interactive Services (Draft for Comments), which are intended to apply to the provision of AI-driven interactive services that simulate human characteristics, such as AI companions and digital human customer service. According to this draft, providers of such services are required to implement technical measures, including negative sampling and adversarial training, to ensure the safety and compliance of the generated content. Furthermore, they are required to submit a renewed security assessment report to the competent cyberspace administration authorities if there are significant modifications to the underlying algorithmic models or the interactive services provided. As these measures have not been formally adopted as of the date of this annual report, substantial uncertainties exist with respect to their final provisions, formal enactment timetable, and ultimate interpretation and enforcement.

Regulations Relating to E-commerce

On March 18, 2025, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions (2025), which came into effect on May 1, 2025. Under these measures, online transaction operators engaging in business activities should follow the principles of voluntariness, equality, fairness, and good faith, comply with laws, regulations, rules, business ethics, public order, and good morals, participate in market competition fairly, earnestly perform statutory obligations, actively assume subject responsibilities, and accept supervision from all sectors of the society. Online transaction platform operators should require business operators that are applying to sell goods or provide services on their platforms to provide authentic information such as information relating to identity, address, contact, and administrative license, verify and register such information, establish registration files, and verify and update such information at least once every six months. In addition, online transaction platform operators should establish an inspection and monitoring system relating to information of business operators on their platforms and relating to goods and services such business operators advertise. Where an online transaction platform operator identifies any information relating to goods and services on its platforms that is in violation of laws, regulations, or rules on market supervision and administration, damages national or public interests, or is detrimental to public order or good morals, it must take necessary measures to dispose such information in accordance with the law, maintain the records, and report the same to the administration for market regulation.

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

On March 24, 2025, the SAMR promulgated the Interim Measures for the Administration of Data Submission on Compliance for Online Transactions, which came into effect on April 25, 2025. Under these measures, platform operators must, on a semi-annual basis, report to the relevant provincial-level market regulation authorities the identity information of all online business operators hosted on their platforms. In particular, for individual sellers operating without a business license, the platform is mandated to identify those whose annual transaction volume exceeds RMB 100,000.

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

On December 31, 2024, the National Financial Regulatory Administration issued the Interim Measures for the Supervision and Administration of Small Loan Companies. The Measures regulate the operating behavior of small loan companies and strengthen corporate governance and risk management. Meanwhile, the Measures refine the protection of consumer rights and interests and further clarify the supervisory responsibilities of local financial management institutions.

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

On February 17, 2023, the CSRC promulgated the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establish a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares, and other securities in nature of equity) and listing by a PRC domestic company, whether directly or indirectly, are required to fulfill the filing procedures with, and to report the information to, the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing will be considered as an indirect overseas offering and listing by a PRC domestic company if the issuer meets both of the following conditions: (i) any of the operating revenue, total profit, total assets, or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in China, or the principal operation premises are located in China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in China. On the same day, the CSRC also held a press conference for the release of the Overseas Offering and Listing Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or before the effective date of the Overseas Offering and Listing Measures (i.e., March 31, 2023) can be deemed as Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately for their historical offerings and listing, and they may be required to file with the CSRC when they conduct subsequent financing activities. The Guideline No. 2 (the Content and Format of Filing Materials) on the Application of Regulatory Rules on Overseas Securities Offerings and Listings, as one of the supporting guidelines for the Overseas Offering and Listing Measures, provides that the filing documents submitted to the CSRC must specify, among other things: (i) whether the PRC laws, administrative regulations, or provisions restrict or prohibit the PRC domestic companies from conducting business and/or holding licenses or qualifications for the issuers through contractual arrangements; and (ii) whether the PRC domestic operating entities that have contractual arrangements with the issuers fall into the industries in which foreign investments are restricted or prohibited. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with variable interest entity structure, the CSRC will solicit opinions from the regulatory authorities and complete the filing procedures for the overseas offering and listing of PRC domestic companies with variable interest entity structure which duly meet the compliance requirements.

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

The PRC Securities Law, which came into effect in March 2020, provides that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of China.

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

On August 3, 2008, the State Council promulgated the Rules of the State Council on Declaration Threshold for Concentration of Undertakings. The Rules of the State Council on Declaration Threshold for Concentration of Undertakings require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement agency of the State Council before they can be completed. The Rules of the State Counsel on Declaration Threshold for Concentration of Undertakings, amended by the State Council on January 22, 2024, set forth the latest filing threshold for concentration of undertaking, which is, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion in the preceding fiscal year and at least two of these operators each has a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeds RMB4 billion in the preceding fiscal year, and at least two of these operators each has a turnover of more than RMB800 million within China in the preceding fiscal year.

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

On March 10, 2023, the SAMR released four regulations supporting the Anti-monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which came into effect on April 15, 2023. Subsequently, the Provisions on the Prohibition of Monopoly Agreements and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition were further amended by the SAMR on December 9, 2025 and December 18, 2025 respectively, both of which became effective on February 1, 2026. The supporting regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures, and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborated the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not meet the threshold for declaration but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may order the operators to file the concentration of undertakings.

On January 10, 2024, the Anti-monopoly and Anti-unfair Competition Committee of the State Council issued the Anti-monopoly Guidelines for Industry Associations. The guidelines clarify prohibited practices for industry associations in organizing horizontal and vertical monopoly agreements, explicitly forbid interference with market pricing mechanisms, and specify corresponding legal liabilities for violations. On June 6, 2024, the State Council issued the Fair Competition Review Regulation. It is the first administrative regulation to comprehensively and systematically stipulate fair competition review, standardizing the review criteria for policy measures. On October 13, 2024, the SAMR issued the Work Rules for Handling Reports on Fair Competition Review. It clarifies the report handling mechanism and safeguards the public’s right to report policies and measures suspected of violating the fair competition review regulations. On February 28, 2025, the SAMR promulgated the Implementing Measures for the Fair Competition Review Regulations, which elaborate and refine the general requirements, departmental responsibilities, review standards, review mechanisms, review procedures, and supervisory and safeguard measures for the fair competition review regime. On November 4, 2024, the SAMR issued the Anti-monopoly Guidelines for Standard Essential Patents. It introduces ex-ante and interim supervision mechanisms, encourages best practices, and details monopolistic behaviors related to standard essential patents, clarifying their typical types and identification factors. On December 10, 2024, the SAMR issued the Guidelines for the Review of Horizontal Concentrations of Undertakings. It clarifies the review criteria for business operator concentrations with different market, focuses on dynamic competitive impacts, and removes the data protection clause. The Guidelines for the Review of Non-Horizontal Concentrations were promulgated and implemented by SAMR on December 15, 2025. These guidelines primarily outline the analytical framework used by anti-monopoly enforcement agencies when reviewing non-horizontal relationships in concentrations of undertakings. Pursuant to the Guidelines, non-horizontal concentrations include both vertical concentrations and conglomerate concentrations.

Regulations Relating to Anti-unfair Competition

Competition among business operators is generally governed by the PRC Anti-unfair Competition Law, which was promulgated by the Standing Committee of the National People’s Congress on September 2, 1993, and amended on November 4, 2017, April 23, 2019 and June 27, 2025. The amended Anti-unfair Competition Law came into effect on October 15, 2025. According to the amended Anti-unfair Competition Law, business operators must abide by the principles of voluntariness, equality, fairness, and good faith, and observe laws and business ethics. In particular, business operators are prohibited from any of the following unfair activities: (i) committing acts of confusion; (ii) seeking transaction opportunities or competitive advantages by bribing entities or individuals with property or by any other means; (iii) conducting commercial promotions for the performance, function, quality, sales status, user evaluation, honor received concerning its products in a false or misleading manner; (iv) infringing trade secrets; (v) premium campaign in contravention to the Anti-unfair Competition Law; and (vi) fabricating or disseminating false or misleading information to undermine the goodwill or commodity reputation of any competitors. The amended Anti-unfair Competition Law further intensified the regulation of unfair competition in the data economy area by explicitly prohibiting business operators from abusing platform rules for activities like fake transactions or malicious reviews or using data, algorithms, or technology to disrupt or interfere with the legitimate network services of other operators. The amended Anti-unfair Competition Law further provides that the regulatory authority may interview the responsible person, require him/her to explain the situation and propose corrective measures for the violation.

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

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names which were promulgated by the Ministry of Industry and Information Technology on August 24, 2017 and became effective on November 1, 2017, and its implementing rules. The Ministry of Industry and Information Technology is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center is responsible for the daily administration of.cn domain names and Chinese domain names. The China Internet Network Information Center adopts the “first-to-file” principle with respect to the registration of domain names. On November 27, 2017, the Ministry of Industry and Information Technology promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, which came into effect as of June 1, 2015 and was partially amended on December 30, 2019 and March 23, 2023. This circular launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes.

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, which came into effect on the same date and was partially amended on December 4, 2023. Pursuant to this circular, foreign-invested enterprises (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such circulars of SAFE could result in severe monetary or other penalties.

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

Value-added Tax

All taxpayers selling goods, services, intangible assets, real property or importing goods in China must pay a value-added tax in accordance with the Value-added Tax Law, which was promulgated by the Standing Committee of the National People’s Congress on December 25, 2024 and became effective on January 1, 2026. The Value-added Tax Law replaces the Provisional Regulations on Value-added Tax, which were issued by the State Council in December 1993 and last amended on November 19, 2017, and provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for simplified tax calculation method is 3%. The rate of value-added tax applicable to our PRC subsidiaries and the variable interest entities generally varies up to 13% depending on the product type.

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

On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. An employer must pay the social insurance for its employees in accordance with the rates provided under the regulations and must withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. On July 31, 2025, the PRC Supreme People’s Court promulgated the Supreme People’s Court’s Interpretation (II) on Issues Concerning the Application of Law in the Trial of Labor Dispute Cases, which came into effect on September 1, 2025. Article 19(1) thereof stipulates that if an employer and an employee agree or the employee undertakes that there is no need to pay social insurance contributions, the People’s Court shall determine that such agreement or undertaking is invalid. Furthermore, where an employer fails to pay social insurance contributions in accordance with the law, and the employee seeks to terminate the labor contract and claims economic compensation from the employer pursuant to Article 38(3) of the PRC Labor Contract Law, the People’s Court shall support such claims in accordance with the law.

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

C.Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the principal consolidated variable interest entity as of the date of this annual report:

Notes:

(1)	A subsidiary primarily engaged in warehousing, logistics, product procurement, research and development, technology development and consulting businesses.
(2)	Subsidiaries primarily engaged in product procurement business.

(3)	Vipshop E-Commerce is a consolidated variable interest entity that primarily engages in e-commerce platform operation. Shareholders of Vipshop E-Commerce include Eric Ya Shen, our chairman of the board of directors and chief executive officer, and Chan Huang, our employee, holding 66.7% and 33.3% of the total equity interests in Vipshop E-Commerce, respectively.
(4)	Vipshop Information is a consolidated variable interest entity that primarily engages in finance service-related business, which represents a nominal portion of our business. Shareholders of Vipshop Information include Eric Ya Shen and Chan Huang, holding 99.2% and 0.8% of the total equity interests in Vipshop Information, respectively.
(5)	Pin Jun Tong is a consolidated variable interest entity with no substantive business. Shareholders of Pin Jun Tong include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 65% and 35% of the total equity interests in Pin Jun Tong, respectively.
(6)	Subsidiaries primarily engaged in retail businesses and warehousing services.
(7)	Subsidiaries primarily engaged in software development and information technology (including consulting, research, support) services.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information, and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiaries, including Vipshop China and its subsidiaries, are WFOEs. As a WFOE, Vipshop China is restricted from holding the licenses that are necessary for our online operation in China. To comply with these restrictions, our online retail channels are operated by the consolidated variable interest entities in China. Vipshop E-Commerce currently holds the primary licenses necessary to conduct our internet-related operations in China.

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

The other two sets of contractual arrangements include: (i) one set entered into by Vipshop China, Vipshop Information, and shareholders of Vipshop Information; and (ii) one set entered into by Vipshop China, Pin Jun Tong, and shareholders of Pin Jun Tong. The contractual arrangements enable us to:

●	make management decisions of the consolidated variable interest entities;
●	receive substantially all of the economic benefits of the consolidated variable interest entities through service fees, which are equal to 100% of the consolidated variable interest entities’ net income and may be adjusted at our PRC subsidiaries’ sole discretion, in consideration for the technical and consulting services provided by our PRC subsidiaries; and
●	have an exclusive option to purchase, or designate one or more person(s) to purchase, all of the equity interests in the consolidated variable interest entities to the extent permitted under PRC laws, regulations and legal procedures.

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

We face risks with respect to the contractual arrangements with the consolidated variable interest entities and their shareholders. If the consolidated variable interest entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements may be limited. If we are unable to maintain the contractual arrangements with the consolidated variable interest entities, we would not be able to continue to consolidate their financial results. The revenues generated by our directly owned subsidiaries, apart from revenues earned in respect of the contractual arrangements with the consolidated variable interest entities, are primarily derived from our product promotion activities for brands. In the years ended December 31, 2023, 2024 and 2025, our subsidiaries contributed in aggregate approximately 99.7%, 99.7% and 99.7%, respectively, of our total consolidated net revenues, excluding revenues derived from the consolidated variable interest entities. As of December 31, 2023, 2024 and 2025, our holding company and our subsidiaries accounted for an aggregate of 89.7%, 91.3% and 92.8%, respectively, of our consolidated total assets (excluding assets attributable to transactions with the consolidated variable interest entities). For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4. Information on the Company—B. Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

Contractual Arrangements Relating to the Consolidated Variable Interest Entities

The following is a summary of the material provisions of the agreements for our three sets of contractual arrangements, each among our applicable WFOE, the applicable consolidated variable interest entity, and the shareholders of the applicable consolidated variable interest entity.

As of the date of this annual report, the equity holding structures of each of the consolidated variable interest entities are as follows:

●	Eric Ya Shen and Chan Huang hold 66.7% and 33.3% of Vipshop E-Commerce, respectively;
●	Eric Ya Shen and Chan Huang hold 99.2% and 0.8% of Vipshop Information, respectively; and
●	Eric Ya Shen and Arthur Xiaobo Hong hold 65% and 35% of Pin Jun Tong, respectively.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	as of the date of this annual report, the current ownership structure of our company, Vipshop China and the consolidated variable interest entities in China, as described in this annual report, is not in violation of any applicable PRC laws and regulations currently in effect;
●	as of the date of this annual report, the agreements underlying the contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their respective shareholders that are governed by PRC laws and regulations are validly executed and binding in accordance with their terms, and are not in any violation of applicable PRC laws or regulations currently in effect or the respective articles of association of the corporate parties to the agreements as currently in effect; and
●	as of the date of this annual report, each of our PRC subsidiaries and the consolidated variable interest entities, as described in this annual report, (i) has all necessary corporate power and authority to conduct its business as described in its business scope under its business license; (ii) has its business license in full force and effect; and (iii) is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of Han Kun Law Offices’ knowledge after due inquires, none of our PRC subsidiaries, the consolidated variable interest entities, as described in this annual report, or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

As of the date of this annual report, we had not encountered any interference or encumbrance from any PRC governing bodies in operating our businesses through the variable interest entities through the contractual arrangement.

Nevertheless, we face risks with respect to the contractual arrangements with the consolidated variable interest entities and their shareholders. If the variable interest entities or their shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements with respect to the variable interest entities and their subsidiaries may be limited. In that case, we would not be able to continue to consolidate their financial results. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We have been advised by our PRC legal counsel, however, that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws relating to contractual arrangements will be adopted, or if adopted, what the laws would provide. If we or the variable interest entities are found to be in violation of existing or future PRC laws and regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authority would have discretion to take action in dealing with the violation or failure, in which case we could be subject to severe penalties, including being prohibited from continuing our operations or unwinding the contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content may pose effects on us. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our online retail channels” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—The PRC legal system is developing, and failure to respond to such development could affect us.”

D.Property, Plants and Equipment

We are headquartered in Guangzhou. The properties and facilities we owned or we leased as of December 31, 2025 had an aggregate of approximately 6.4 million square meters, among which the owned properties and facilities accounted for over 90% of the total aggregate square meters. Our owned properties were primarily used for the operation of our logistics network, retail operation of Shan Shan Outlets and our office space. As of December 31, 2025, we leased retail property, office space and warehouses with an aggregate gross floor area of over 0.3 million square meters. We believe that our existing facilities are sufficient for our near-term needs.

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

A.Operating Results

As a leading off-price retailer, we offer a broad spectrum of high-quality branded products at deep discounts through diverse online and offline channels. We primarily generate revenue through direct product sales across our retail channels, representing over 90% of our total net revenues in 2023, 2024 and 2025. In our off-price retailer operations, we source products from brand partners and sell them directly to customers. Additionally, our substantial business scale enables us to generate additional revenues from our brand partners and customers by offering a range of value-added services, primarily including promotion and advertising services, outlet rental and management, and SVIP membership program.

In 2023, 2024 and 2025, we generated total net revenues of RMB112.86 billion, RMB108.42 billion and RMB105.92 billion (US$15.15 billion), respectively. In 2023, 2024 and 2025, we generated net income of RMB8.20 billion, RMB7.84 billion, RMB7.41 billion (US$1.06 billion), respectively. Our net income in 2023, 2024 and 2025 reflected share-based compensation expenses in an aggregate amount of RMB1,509.8 million, RMB1,537.7 million, RMB1,731.1 million (US$247.5 million), respectively.

As of December 31, 2025, we had cash and cash equivalents and restricted cash of RMB24.12 billion (US$3.45 billion) and short-term investments of RMB5.78 billion (US$826.1 million). Our short-term investments consist primarily of investments in financial products offered by commercial banks in China with fixed maturity dates ranging from three months to one year. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

Our business and results of operations are influenced by both general market conditions and company-specific factors. Key general factors that affect the off-price retail market in China include macroeconomic conditions, disposable income levels, and innovation in the industry, as well as regulatory policies. Unfavorable changes in any of these general factors could reduce or fluctuate demand for our products and materially and adversely affect our results of operations. Our results of operations are also subject to competition from other major off-price retailers who compete directly with us for brands and customers, as well as other online or offline retail businesses for customers’ wallet share.

In addition to these general factors, our operating results are also affected by several company-specific factors, including:

●	our ability to curate product assortment and maintain relationships with brand partners;
●	our ability to expand customer base and enhance customer engagement;
●	our ability to effectively operate across multiple channels;
●	our ability to strengthen technological capabilities and infrastructure; and
●	our ability to improve operating efficiency.

Key Components of Our Results of Operations

Net Revenues

We generated a substantial portion of our net revenues from sales of products. Generally, we offer our customers a right to return products purchased for a limited time period upon receipt of products. Our product revenues are recognized at the point of time when the goods have been received by the customers. Our net revenues exclude returned products, value-added taxes, related surcharges, and sales tax on cross-border revenues.

The following table sets forth a breakdown of our net revenues both in absolute amount and as a percentage of our total net revenues for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(RMB in thousands, except for percentage data)
Net revenues:
Product revenues	105,613,485	93.6	100,734,550	92.9	97,398,826	13,927,847	92.0
Other revenues(1)	7,242,535	6.4	7,686,282	7.1	8,520,720	1,218,447	8.0
Total net revenues	112,856,020	100.0	108,420,832	100.0	105,919,546	15,146,294	100.0

Note:

(1)	Other revenues primarily consist of revenues generated from our promotion and advertising service (substantially derived from advertising across our online channels, with a small portion deriving from advertising on websites and mobile apps of third parties placed through us), outlet rental and management, and SVIP membership program.

The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
GMV (RMB in billions)	208.0	209.3	213.5
Active customers (in millions)	87.4	84.7	84.8
Active SVIP customers (in millions)	7.6	8.8	9.8

Cost of Revenues

Our cost of revenues primarily consists of cost of merchandise sold. Cost of merchandise sold is determined using the weighted average cost method. Our cost of revenues does not include fulfillment expenses and online payment processing fees.

Our cost of merchandise sold was RMB85.14 billion, RMB80.87 billion and RMB79.26 billion (US$11.33 billion) in 2023, 2024 and 2025, respectively.

Operating Expenses

Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content expenses, and (iv) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB’000%		RMB’000%		RMB’000	US$’000%
Fulfillment expenses	8,262,004	7.3	8,346,864	7.7	8,291,670	1,185,693	7.8
Marketing expenses	3,242,215	2.9	2,979,654	2.8	2,988,995	427,421	2.8
Technology and content expenses	1,767,530	1.6	1,892,434	1.7	1,755,123	250,979	1.7
General and administrative expenses	4,146,568	3.7	3,992,657	3.7	4,374,425	625,534	4.1
Total operating expenses	17,418,317	15.5	17,211,609	15.9	17,410,213	2,489,627	16.4

Fulfillment expenses. Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses, depreciation and amortization of warehouse and logistics equipment, compensation and benefits of logistics and customer service personnel. Our shipping and handling expenses were RMB5.84 billion, RMB5.82 billion and RMB5.82 billion (US$832.6 million) in 2023, 2024 and 2025, respectively. Our fulfillment services utilize our logistics network and rely on high-quality delivery service providers with nationwide coverage.

Marketing expenses. Marketing expenses primarily consist of advertising expenses incurred in connection with customer acquisition and brand promotional activities as well as compensation and benefits of marketing personnel.

Technology and content expenses. Technology and content expenses primarily consist of compensation and benefits of our IT personnel, depreciation of IT equipment, telecommunications expenses, and expenses incurred in creating content for our sales events on our retail channels.

General and administrative expenses. General and administrative expenses primarily consist of compensation and benefits of administrative personnel, payment processing fees, depreciations, rental expenses, and other administrative and overhead expenses.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to tax on income or capital gains tax in the Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong, effective April 1, 2018. The first two million Hong Kong dollars of profits earned by the company are subject to an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. Under Hong Kong tax law, our subsidiaries incorporated in Hong Kong are exempted from the Hong Kong income tax on foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends.

Singapore

Our wholly owned subsidiaries incorporated in Singapore are subject to Singapore corporate tax at a rate of 17% on the assessable profits arising from Singapore. Vipshop Singapore Pte. is entitled to enjoy the beneficial tax rate at 10% from July 1, 2022 to December 31, 2024, and to enjoy the beneficial tax rate at 15% for trading business from January 1, 2025 to June 30, 2027.

Mainland China

Pursuant to the Enterprise Income Tax Law, companies established in China are generally subject to enterprise income tax at a statutory rate of 25%. The 25% rate applies to most of our subsidiaries and the VIEs established in China. One of our significant PRC subsidiaries, Guangzhou Pinwei Software Co., Ltd., benefits from preferential tax treatment as a High and New Technology Enterprise, which is valid for a three-year term. Four of our significant PRC subsidiaries benefit from a preferential tax rate of 15% by qualifying as an enterprise in the western regions in an encouraged industry sector as defined by the Catalogue of Encouraged Industries in the Western Regions, subject to the annual update of such catalogue. One of our significant PRC subsidiaries, Vipshop (Guangzhou) Software Co., Ltd., was classified as a “software enterprise” by the local software industry association in 2023, 2024 and 2025, which entitled it to enjoy a preferential enterprise income tax policy of “exemption for the first two years and 50% deduction of income tax (i.e., entitled to a favorable tax rate at 12.5%) for the subsequent three years” from the first profit making year. The first profit making year for this subsidiary was 2021.

We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023, 2024 and 2025, we did not have any unrecognized tax benefits. We do not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. We will classify interest and penalties relating to income tax matters, if any, in income tax expense.

The amount of tax loss carry forwards of our certain subsidiaries was RMB2.20 billion, RMB2.22 billion, and RMB2.25 billion (US$321.6 million) as of December 31, 2023, 2024 and 2025, respectively. We provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31 2023, 2024 and 2025, respectively, as our management is not able to conclude that the future realization of some of such net operating loss carry forwards is more likely than not.

As of December 31, 2023, 2024 and 2025, we had value-added tax recoverable of approximately RMB409.5 million, RMB687.3 million, and RMB724.1 million (US$103.6 million), respectively. Value-added tax recoverable occurs due to timing difference on operation of certain entities, as we record the revenue and value-added tax output when goods are delivered, but value-added tax input invoice from suppliers may be delayed. We also had value-added tax payable of RMB189.4 million, RMB193.5 million and RMB233.2 million (US$33.4 million) as of December 31, 2023, 2024 and 2025, respectively, included as accrued expenses and other current liabilities. We do not net off value-added tax recoverable and payable from different entities within our group companies.

For more information on PRC tax regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

Seasonality

As a substantial portion of our business is conducted online, our results of operations are subject to seasonal fluctuations that other internet companies may experience, reflecting a combination of seasonal fluctuations in internet usage, traditional retail seasonality patterns, and seasonal buying patterns in certain categories such as apparel.

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

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Product revenues	105,613,485	100,734,550	97,398,826	13,927,847
Other revenues	7,242,535	7,686,282	8,520,720	1,218,447
Total net revenues	112,856,020	108,420,832	105,919,546	15,146,294
Cost of revenues(1)	(87,135,128)	(82,951,178)	(81,429,230)	(11,644,225)
Gross profit	25,720,892	25,469,654	24,490,316	3,502,069
Operating Expenses(2)
—Fulfillment expenses(3)	(8,262,004)	(8,346,864)	(8,291,670)	(1,185,693)
—Marketing expenses	(3,242,215)	(2,979,654)	(2,988,995)	(427,421)
—Technology and content expenses	(1,767,530)	(1,892,434)	(1,755,123)	(250,979)
—General and administrative expenses	(4,146,568)	(3,992,657)	(4,374,425)	(625,534)
Total operating expenses	(17,418,317)	(17,211,609)	(17,410,213)	(2,489,627)
Other operating income	801,560	915,208	1,055,843	150,984
Income from operations	9,104,135	9,173,253	8,135,946	1,163,426
Impairment loss of investments	(19,105)	(61,246)	(15,450)	(2,209)
Interest expenses	(22,932)	(57,676)	(90,037)	(12,875)
Interest income	780,292	809,792	801,587	114,625
Exchange gain/(loss)	162,666	(24,813)	(62,086)	(8,878)
Investment (loss) gain and revaluation of investments	(18,054)	148,170	144,723	20,695
Income before income taxes and share of income of equity method investees	9,987,002	9,987,480	8,914,683	1,274,784
Income tax expense	(1,866,004)	(2,315,515)	(1,798,963)	(257,248)
Share of income of equity method investees	80,301	166,980	293,919	42,030
Net income	8,201,299	7,838,945	7,409,639	1,059,566
Net income attributable to non-controlling interests	(84,675)	(99,010)	(167,149)	(23,902)
Net income attributable to our shareholders	8,116,624	7,739,935	7,242,490	1,035,664

Notes:

(1)	Excludes shipping and handling expenses.
(2)	Include share-based compensation expenses as set forth below:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Fulfillment expenses	(77,926)	(84,079)	(68,092)	(9,737)
Marketing expenses	(33,379)	(31,215)	(52,074)	(7,446)
Technology and content expenses	(330,197)	(382,308)	(309,364)	(44,238)
General and administrative expenses	(1,068,304)	(1,040,138)	(1,301,533)	(186,117)
Total	(1,509,806)	(1,537,740)	(1,731,063)	(247,538)

(3)	Include shipping and handling expenses, which amounted to RMB5.84 billion, RMB5.82 billion, and RMB5.82 billion (US$832.6 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

Segment Information

The following table sets forth our segment operating results for the years ended December 31, 2023, 2024 and 2025.

Year Ended December 31, 2025

		Shan Shan
	Vip.com	Outlets	Others	Total
	RMB	RMB	RMB	RMB

	(in thousands)
Revenues from external customers	101,136,509	4,058,022	725,015	105,919,546
Inter-segment revenues(1)	384,346	23,516	189,172	597,034
	101,520,855	4,081,538	914,187	106,516,580
Reconciliation of total net revenues
Elimination of inter-segment revenues				(597,034)
Total net revenues				105,919,546
Less:
Cost of revenues	(79,555,236)	(1,859,631)	(350,505)
Fulfillment expenses(2)	(8,200,923)	—	—
Marketing expenses(2)	(2,719,647)	(234,942)	—
Technology and content expenses(2)	(1,355,745)	—	—
General and administrative expenses(2)	(2,323,903)	(644,851)	(263,248)
Share-based compensation expenses(3)	(1,039,023)	(660,719)	—
Other segment items(4)	856,160	175,818	(204,239)
Segment income from operations	7,182,538	857,213	96,195	8,135,946
Reconciliation of profit or loss:
Other income and expenses(5)				778,737
Income before income taxes and share of income of equity method investees				8,914,683

Year Ended December 31, 2024

		Shan Shan
	Vip.com	Outlets	Others	Total
	RMB	RMB	RMB	RMB

	(in thousands)
Revenues from external customers	104,379,002	3,284,968	756,862	108,420,832
Inter-segment revenues(1)	352,166	25,761	205,325	583,252
	104,731,168	3,310,729	962,187	109,004,084
Reconciliation of total net revenues
Elimination of inter-segment revenues				(583,252)
Total net revenues				108,420,832
Less:
Cost of revenues	(81,251,073)	(1,626,883)	(344,551)
Fulfillment expenses(2)	(8,241,185)	—	—
Marketing expenses(2)	(2,766,702)	(200,850)	—
Technology and content expenses(2)	(1,424,414)	—	—
General and administrative expenses(2)	(2,290,281)	(558,476)	(333,414)
Share-based compensation expenses(3)	(1,137,590)	(360,055)	—
Other segment items(4)	731,609	160,771	(187,737)
Segment income from operations	8,351,532	725,236	96,485	9,173,253
Reconciliation of profit or loss:
Other income and expenses(5)				814,227
Income before income taxes and share of income of equity method investees				9,987,480

Year Ended December 31, 2023

		Shan Shan
	Vip.com	Outlets	Others	Total
	RMB	RMB	RMB	RMB

	(in thousands)
Revenues from external customers	109,177,540	2,771,018	907,462	112,856,020
Inter-segment revenues(1)	378,941	24,959	326,591	730,491
	109,556,481	2,795,977	1,234,053	113,586,511
Reconciliation of total net revenues
Elimination of inter-segment revenues				(730,491)
Total net revenues				112,856,020
Less:
Cost of revenues	(85,569,090)	(1,488,518)	(405,095)
Fulfillment expenses(2)	(8,151,510)	—	—
Marketing expenses(2)	(3,170,057)	(170,246)	—
Technology and content expenses(2)	(1,350,414)	—	—
General and administrative expenses(2)	(2,312,911)	(457,780)	(530,555)
Share-based compensation expenses(3)	(1,023,215)	(441,195)	—
Other segment items(4)	639,886	122,882	(174,558)
Segment income from operations	8,619,170	361,120	123,845	9,104,135
Reconciliation of profit or loss:
Other income and expenses(5)				882,867
Income before income taxes and share of income of equity method investees				9,987,002

Notes:

(1)	Inter-segment revenues mainly consist of payment processing, inter platform technical services, warehousing rental services and supply chain management services, promotion services provided by Vip.com to internet finance business and by offline shops to Vip.com, and internal procurement between offline shops, Shan Shan Outlets and Vip.com.

(2)	These expenses exclude share-based compensation expenses.
(3)	Please refer to detail information in Note 24 to the consolidated financial statements included elsewhere in this annual report on Form 20-F.
(4)	For each segment, the other segment items category includes:

Vip.com — other operating income which consists of government grants, claims income and other miscellaneous income.

Shan Shan Outlets — technology and content expenses, other operating income which consists of government grants, claims income and other miscellaneous income.

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

The following table sets forth depreciation of property and equipment, net (included in the measurement of segment profit or loss) for the years ended December 31, 2023, 2024 and 2025.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Total depreciation of property and equipment, net
Vip.com	851,630	924,097	928,680
Shan Shan Outlets	417,226	476,943	585,577
Others	30,528	17,452	12,214
Total	1,299,384	1,418,492	1,526,471

The following table sets forth interest income and interest expenses for the years ended December 31, 2023, 2024 and 2025.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Segment Interest Income
Vip.com	654,485	610,161	643,679
Shan Shan Outlets	42,807	41,932	53,646
Others	84,532	158,734	105,697
Inter-segment interest income	(1,532)	(1,035)	(1,435)
Total	780,292	809,792	801,587
Segment Interest Expense
Vip.com	(22,821)	(57,627)	(86,718)
Shan Shan Outlets	(111)	(53)	(3,319)
Others	(1,532)	(1,031)	(1,435)
Inter-segment interest expense	1,532	1,035	1,435
Total	(22,932)	(57,676)	(90,037)

The following table sets forth share of income (loss) of investments accounted under the equity method for the years ended December 31, 2023, 2024 and 2025.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Share of income (loss) of investments accounted under the equity method
Vip.com	52,212	1,647	(1,933)
Shan Shan Outlets	112,868	121,071	141,924
Others	(84,779)	44,262	153,928
Total	80,301	166,980	293,919

The following table sets forth assets information and investments in equity method investees information in the reportable segments reviewed by our management.

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Total Assets
Vip.com	51,103,217	53,572,887
Shan Shan Outlets	19,971,408	21,650,040
Others	3,861,501	3,620,391
Total	74,936,126	78,843,318
Investments in equity method investees
Vip.com	1,106,779	2,174,846
Shan Shan Outlets	760,596	800,520
Others	134,668	161,418
Total	2,002,043	3,136,784

The following table sets forth total expenditure for additions of long-lived assets information in the reportable segments reviewed by our management.

	For the Year Ended December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Total expenditure for additions of long-lived assets
Vip.com	870,593	590,415
Shan Shan Outlets	2,687,663	1,469,068
Others	4,330	7,055
Total	3,562,586	2,066,538

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Revenues. Our total net revenues decreased from RMB108.42 billion in 2024 to RMB105.92 billion (US$15.15 billion) in 2025, primarily due to a decrease in product revenue from RMB100.73 billion in 2024 to RMB97.40 billion (US$13.93 billion) in 2025. The number of our active customers was 84.8 million in 2025, as compared to 84.7 million in 2024. Amid a volatile economic climate and intensified market conditions, we implemented a disciplined operating strategy in 2025, intentionally prioritizing quality over volume-driven expansion. Despite the modest decrease in our net revenues, our performance remained resilient and our deliberate operating strategy has achieved targeted high-quality customer growth, as demonstrated by a year-over-year increase of 11.5% in our active SVIP customers from 8.8 million in 2024 to 9.8 million in 2025.

Cost of Revenues. Our cost of revenues decreased from RMB82.95 billion in 2024 to RMB81.43 billion (US$11.64 billion) in 2025, primarily due to the decrease in cost of merchandise sold, generally in line with the decrease in our product sales volume.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit amounted to RMB25.47 billion in 2024 and RMB24.49 billion (US$3.50 billion) in 2025. Our gross margin remained relatively stable, amounting to 23.5% in 2024 and 23.1% in 2025.

Operating Expenses. Our operating expenses increased from RMB17.21 billion in 2024 to RMB17.41 billion (US$2.49 billion) in 2025, primarily due to the increase in general and administrative expenses, partially offset by the decreases in fulfillment expenses and technology and content expenses.

Fulfillment expenses. Our fulfillment expenses decreased from RMB8.35 billion in 2024 to RMB8.29 billion (US$1.19 billion) in 2025. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, remained relatively stable, amounting to RMB5.82 billion in both 2024 and 2025. The decrease in our fulfillment expenses was generally in line with the decrease in our product sales volume. Our fulfillment expenses as a percentage of our total net revenues remained relatively stable, accounting for 7.7% in 2024 and 7.8% in 2025.

Marketing expenses. Our marketing expenses increased from RMB2.98 billion in 2024 to RMB2.99 billion (US$427.4 million) in 2025. Our marketing expenses as a percentage of our total net revenues remained relatively stable, accounting for 2.8% in both 2024 and 2025, primarily due to our disciplined marketing strategy.

Technology and content expenses. Our technology and content expenses decreased from RMB1.89 billion in 2024 to RMB1.76 billion (US$251.0 million) in 2025, primarily due to the decrease in personnel expenses attributable to the decrease in the number of product and technology support employees. Our technology and content expenses as a percentage of our total net revenues remained relatively stable, accounting for 1.7% in both 2024 and 2025.

General and administrative expenses. Our general and administrative expenses increased from RMB3.99 billion in 2024 to RMB4.37 billion (US$625.5 million) in 2025, primarily due to the increase in share-based compensation expenses. The increase in share-based compensation expenses was primarily attributable to the increase of the fair value of share-based awards determined based on performance of Shan Shan Outlets’ business. As a result, our general and administrative expenses as a percentage of our total net revenues increased from 3.7% in 2024 to 4.1% in 2025.

Other Operating Income. Our other operating income amounted to RMB1.06 billion (US$151.0 million) in 2025, as compared to RMB915.2 million in 2024. Our other operating income in 2024 and 2025 were primarily income derived from government grants.

Interest Expenses. We incurred interest expenses of RMB57.7 million in 2024 and RMB90.0 million (US$12.9 million) in 2025, respectively, primarily due to the increase in short-term loans.

Interest Income. Our interest income decreased from RMB809.8 million in 2024 to RMB801.6 million (US$114.6 million) in 2025, primarily due to the decrease in the interest rate of interest-bearing investments, such as the deposits and short-term investments with commercial banks.

Income Tax Expenses. Income tax expenses were RMB1.80 billion (US$257.2 million) in 2025, as compared to RMB2.32 billion in 2024. Our effective tax rate in 2025 was 20.2%, as compared to 23.2% in 2024. The change in effective tax rate was primarily due to the combined impacts of (i) effect on dividends and undistributed earnings, (ii) effect of tax holidays on concessionary rates granted to our subsidiaries, (iii) change in valuation allowance, and (iv) effect of foreign tax.

Share of Income of Equity Method Investees, Net of Tax of Nil. We recorded share of income of equity method investees of RMB293.9 million (US$42.0 million) in 2025, as compared to share of income of equity method investees of RMB167.0 million in 2024, which was primarily due to the increase in share of income from the underlying investments.

Net Income. As a result of the foregoing, we recorded a net income of RMB7.41 billion (US$1.06 billion) in 2025, as compared to a net income of RMB7.84 billion in 2024.

Net Income Attributable to Non-controlling Interests. We recorded net income attributable to non-controlling interests of RMB167.1 million (US$23.9 million) in 2025, as compared to net income attributable to non-controlling interests of RMB99.0 million in 2024, which was primarily due to the increase in net income attributable to non-controlling shareholders of Shan Shan Outlets.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues. Our total net revenues decreased from RMB112.86 billion in 2023 to RMB108.42 billion in 2024, primarily due to a decrease in product revenues from RMB105.61 billion in 2023 to RMB100.73 billion in 2024. The number of our active customers was 84.7 million in 2024, as compared to 87.4 million in 2023. In 2024, facing a volatile economic climate and heightened market challenges, we pursued a strategic focus on quality over volume-driven expansion. Though net revenues saw a slight decline, our dedicated approach drove a year-over-year growth of 15.6% in active SVIP customers from 7.6 million in 2023 to 8.8 million in 2024.

Cost of Revenues. Our cost of revenues decreased from RMB87.14 billion in 2023 to RMB82.95 billion in 2024, primarily due to the decrease in cost of merchandise sold in line with the decrease in our products sales volume.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased from RMB25.72 billion in 2023 to RMB25.47 billion in 2024. Our gross margin increased from 22.8% in 2023 to 23.5% in 2024, primarily due to changes in product category mix and improved inventory management.

Operating Expenses. Our operating expenses decreased from RMB17.42 billion in 2023 to RMB17.21 billion in 2024, primarily due to the decreases in marketing expenses and general and administrative expenses, partially offset by the increases in fulfillment expenses and technology and content expenses.

Fulfillment expenses. Our fulfillment expenses increased from RMB8.26 billion in 2023 to RMB8.35 billion in 2024, primarily due to the increase in warehouse staffs cost. Our fulfillment expenses as a percentage of our total net revenues increased from 7.3% in 2023 to 7.7% in 2024. Shipping and handling expenses, the largest component of our fulfillment expenses during these periods, remained relatively stable, amounting to RMB5.84 billion in 2023 and RMB5.82 billion in 2024.

Marketing expenses. Our marketing expenses decreased from RMB3.24 billion in 2023 to RMB2.98 billion in 2024, primarily due to our disciplined marketing strategy. Our marketing expenses as a percentage of our total net revenues remained relatively stable, accounting for 2.9% in 2023 and 2.8% in 2024.

Technology and content expenses. Our technology and content expenses increased from RMB1.77 billion in 2023 to RMB1.89 billion in 2024, primarily due to our continuing efforts to invest in advanced technologies such as AI. Our technology and content expenses as a percentage of our total net revenues remained relatively stable, accounting for 1.6% in 2023 and 1.7% in 2024.

General and administrative expenses. Our general and administrative expenses were RMB3.99 billion in 2024, as compared to RMB4.15 billion in 2023. Our general and administrative expenses decreased by 3.7% primarily due to the decrease in impairment loss of long-lived assets. Our general and administrative expenses as a percentage of our total net revenues remained relatively stable, accounting for 3.7% in 2023 and 2024.

Other Operating Income. Our other operating income amounted to RMB915.2 million in 2024, as compared to RMB801.6 million in 2023. Our other operating income in 2024 primarily included income derived from government grants.

Interest Expenses. We incurred interest expenses of RMB57.7 million in 2024, as compared to RMB22.9 million in 2023, primarily due to the increase in short-term loans.

Interest Income. Our interest income increased by 3.8% from RMB780.3 million in 2023 to RMB809.8 million in 2024, primarily due to the increase in interest-bearing investments, such as the deposits and short-term investments with commercial banks.

Income Tax Expenses. Income tax expenses were RMB2,315.5 million in 2024, as compared to RMB1,866.0 million in 2023. Our effective tax rate in 2024 was 23.2%, as compared to 18.7% in 2023. The change in effective tax rate was primarily due to the combined impacts of (i) tax on dividends and undistributed earnings, (ii) change in valuation allowance, and (iii) effect of non-taxable income.

Share of Income of Equity Method Investees, Net of Tax of Nil. We recorded share of income of equity method investees of RMB167.0 million in 2024, as compared to share of income of equity method investees of RMB80.3 million in 2023, which was primarily due to the increase in share of income from Guofu Life Insurance Co., Ltd.

Net Income. As a result of the foregoing, we recorded a net income of RMB7.84 billion in 2024, as compared to a net income of RMB8.20 billion in 2023.

Net Income Attributable to Non-controlling Interests. We recorded net income attributable to non-controlling interests of RMB99.0 million in 2024, as compared to net income attributable to non-controlling interests of RMB84.7 million in 2023, which was primarily due to the increase in net income attributable to non-controlling shareholders of Shan Shan Outlets.

B.Liquidity and Capital Resources

As of December 31, 2024 and 2025, we had RMB26.95 billion and RMB24.12 billion (US$3.45 billion), respectively, in cash, cash equivalents, and restricted cash. We had short-term investments with an aggregate outstanding amount of RMB5.78 billion (US$826.1 million) as of December 31, 2025. Our cash and cash equivalents primarily consist of cash on hand, time deposits that are not restricted as to withdrawal or use, and highly liquid investments with maturities of less than three months. We also procured several bank borrowings in an aggregate amount of RMB5.84 billion (US$835.8 million) and had unutilized banking facilities in an amount of RMB20.34 billion (US$2.91 billion) as of December 31, 2025. We believe that our current cash, cash equivalents, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. However, we may need additional capital in the future to fund our continued operations.

As of December 31, 2024 and 2025, our cash, cash equivalents, restricted cash, and short-term investments were held in the following currency denominations and jurisdictions in which our subsidiaries domiciled:

	As of December 31,
	2024				2025
		Subsidiaries				Subsidiaries
		in Hong	Subsidiary			in Hong	Subsidiary
		Kong and	in the			Kong and	in the
	Subsidiaries	Other	United		Subsidiaries	Other	United
	in China(1)	Regions	States	Total	in China(1)	Regions	States	Total

	(in thousands)
Currency Denomination
RMB	21,211,074	2,304,057	—	23,515,131	21,781,141	5,590,746	—	27,371,887
US$	25,231	5,234,279	337	5,259,847	48,330	2,442,595	389	2,491,314
Others	2	52,279	—	52,281	2	37,183	—	37,185
Total	21,236,307	7,590,615	337	28,827,259	21,829,473	8,070,524	389	29,900,386

Note:

(1)Also include the consolidated variable interest entities in China.

As of December 31, 2024 and 2025, our cash, cash equivalents, and restricted cash held by the consolidated variable interest entities and subsidiaries in China were as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$

	(in thousands)
Cash, Cash Equivalents, and Restricted Cash
Consolidated variable interest entities in China	3,899,279	2,969,385	424,616
Subsidiaries in China	17,337,028	17,325,599	2,477,528
Total	21,236,307	20,294,984	2,902,144

As of December 31, 2024 and 2025, our short-term investments held by the consolidated variable interest entities and subsidiaries in China were as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$

	(in thousands)
Short-term Investments
Consolidated variable interest entities in China	—	140,041	20,026
Subsidiaries in China	—	1,394,448	199,403
Total	—	1,534,489	219,429

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash from operating activities	14,414,513	9,128,983	7,454,245	1,065,943
Net cash used in investing activities	(5,160,337)	(3,565,550)	(8,297,050)	(1,186,464)
Net cash used in financing activities	(6,146,005)	(4,969,579)	(1,935,572)	(276,783)
Effect of exchange rate changes	85,794	63,283	(52,962)	(7,573)
Cash, cash equivalents, and restricted cash at beginning of the year	23,103,401	26,297,366	26,954,503	3,854,443
Cash, cash equivalents, and restricted cash at end of the year	26,297,366	26,954,503	24,123,164	3,449,566

For the years ended December 31, 2023, 2024 and 2025, Vipshop Holdings Limited did not provide any capital contribution to its subsidiaries.

For the years ended December 31, 2023, 2024 and 2025, Vipshop Holdings Limited did not extend any intercompany loans to its subsidiaries, and our subsidiaries did not provide any repayment of intercompany loans to Vipshop Holdings Limited.

For the years ended December 31, 2023, 2024 and 2025, our subsidiaries did not extend any intercompany loans to Vipshop Holdings Limited. For the years ended December 31, 2023, 2024 and 2025, our subsidiaries did not extend any intercompany loans to the consolidated variable interest entities, and the consolidated variable interest entities did not provide any repayment of intercompany loans to our subsidiaries.

For the years ended December 31, 2023, 2024 and 2025, an aggregate amount of RMB1.26 billion, RMB1.88 billion and nil was provided by the consolidated variable interest entities to our subsidiaries in the form of intercompany loans, respectively, and an aggregate amount of RMB3.26 billion, RMB1.89 billion and nil was provided by our subsidiaries to the consolidated variable interest entities in the form of repayment of intercompany loans, respectively.

For the years ended December 31, 2023, 2024 and 2025, our subsidiaries did not make any payment to the consolidated variable interest entities for transfer of property and equipment.

For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a VIE, or its subsidiary, and no subsidiary or VIE paid dividends or made other distributions to its holding company, except for the dividend of nil, RMB10 billion and RMB6.23 billion paid by Vipshop (China) Co., Ltd., our PRC subsidiary, to its holding company in Hong Kong, Vipshop International Holdings Limited, in 2023, 2024 and 2025. These dividends are subject to 5% withholding tax. For the years ended December 31, 2024 and 2025, Vipshop International Holdings Limited paid dividends of RMB1.68 billion and RMB1.77 billion (US$252.9 million) to the Cayman Islands holding company.

For additional information about the services provided, cash flows or transfer of other assets between our company, our subsidiaries and the consolidated variable interest entities during the three years ended December 31, 2023, 2024 and 2025, see “Item 3. Key Information—Financial Information Relating to the Consolidated Variable Interest Entities” and Note 2(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Operating Activities

Net cash generated from operating activities amounted to RMB7.45 billion (US$1.07 billion) in 2025, which was primarily attributable to a net income of RMB7.41 billion (US$1.06 billion), adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB1.73 billion (US$247.5 million), (ii) depreciation of property and equipment of RMB1.53 billion (US$218.3 million), attributable to increases in warehouse and outlets, and (iii) amortization of land use rights of RMB278.6 million (US$39.8 million) due to the increase of land use rights, partially offset by (i) share of income of equity method investees of RMB293.9 million (US$42.0 million), (ii) investment gain and revaluation of investments of RMB109.0 million (US$15.6 million), and (iii) changes of inventory write-down of RMB104.2 million (US$14.9 million). The adjustment for changes in operating assets and liabilities primarily reflected (i) a decrease in accounts payable of RMB2.17 billion (US$310.2 million) due to decreased inventory purchases, (ii) an increase in other receivables and prepayments of RMB340.8 million (US$48.7 million) due to increases in VAT and EIT recoverables, prepayment to suppliers related to procurement activities of goods and services, and interest receivables, and (iii) a decrease in accrued expenses and other current liabilities of RMB216.3 million (US$30.9 million) due to a decrease in operating expenses.

Net cash generated from operating activities amounted to RMB9.13 billion in 2024, which was primarily attributable to a net income of RMB7.84 billion, adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB1.54 billion, (ii) depreciation of property and equipment of RMB1.42 billion, attributable to increases in warehouse and outlets, (iii) amortization of land use rights of RMB270.1 million due to the increase of land use rights, partially offset by (i) share of income of equity method investees of RMB167.0 million and (ii) investment gain and revaluation of investments of RMB135.1 million. The adjustment for changes in operating assets and liabilities primarily reflected (i) a decrease in accounts payable of RMB2.17 billion due to decreased inventory purchases and (ii) a decrease in inventories of RMB944.7 million due to our efforts in improving our inventory management.

Net cash generated from operating activities amounted to RMB14.41 billion in 2023, which was primarily attributable to a net income of RMB8.20 billion, adjusted for certain non-cash expenses consisting primarily of (i) share-based compensation expenses of RMB1.51 billion, (ii) depreciation of property and equipment of RMB1.30 billion, attributable to increases in warehouse and outlets, (iii) amortization of land use rights of RMB217.3 million due to the increase of land use rights, and (iv) impairment of long-lived assets of RMB156.2 million due to impairment of operating lease right-of-use assets of city outlets. The adjustment for changes in operating assets and liabilities primarily reflected (i) an increase in accounts payable of RMB2.57 billion due to increased inventory purchases, (ii) an increase in accrued expenses and other current liabilities of RMB666.3 million, primarily due to increase in our operating expenses, and (iii) a decrease in inventories of RMB601.4 million due to our efforts in improving our inventory management.

Investing Activities

Net cash used in investing activities amounted to RMB8.30 billion (US$1.19 billion) in 2025, primarily consisting of (i) RMB10.95 billion (US$1.57 billion) used for purchase of short-term investments, (ii) RMB2.48 billion (US$355.0 million) paid for investments in equity method investees and other investments, (iii) RMB2.07 billion (US$295.5 million) capital expenditure relating to our construction and expansion of Shan Shan Outlets, land use rights, office buildings, as well as purchases of office and other operating equipment and IT software, and (iv) cash paid for loan originations of RMB106.9 million (US$15.3 million), partially offset by (i) redemption of short-term investments upon maturities of RMB7.03 billion (US$1.01 billion), (ii) government subsidies received for land use rights of RMB278.5 million (US$39.8 million), and (iii) cash received from loan repayments of RMB103.2 million (US$14.8 million).

Net cash used in investing activities amounted to RMB3.57 billion in 2024, primarily consisting of (i) RMB3.56 billion capital expenditure relating to our construction and expansion of Shan Shan Outlets, land use rights, office buildings, as well as purchases of office and other operating equipment and IT software, (ii) RMB4.48 billion used for purchases of short-term investments, partially offset by RMB4.61 billion from redemption of short-term investments upon maturities, (iii) RMB412.9 million from government subsidies received for land use rights, (iv) RMB374.9 million paid for investments in equity method investees and other investments, primarily consisting of investment in private equity funds and other equity method investees, and (v) RMB250.5 million of a deposit paid for an equity method investee.

Net cash used in investing activities amounted to RMB5.16 billion in 2023, primarily consisting of (i) RMB5.23 billion capital expenditure relating to our construction and expansion of Shan Shan Outlets, land use rights, office buildings, as well as purchases of office and other operating equipment and IT software, (ii) RMB3.96 billion used for purchases of short-term investments, partially offset by RMB3.57 billion from redemption of short-term investments upon maturities, (iii) RMB347.1 million from government subsidies received for land use rights, (iv) RMB282.5 million paid for investments in equity method investees and other investments, primarily consisting of investment in private equity funds and other equity method investees, (v) RMB199.0 million of proceeds from disposal of property and equipment and land use rights, and (vi) RMB156.4 million from other investing activities.

Financing Activities

Net cash used in financing activities amounted to RMB1.94 billion (US$276.8 million) in 2025, primarily consisting of (i) RMB9.68 billion (US$1.38 billion) of repayment to bank and other borrowings, (ii) RMB4.94 billion (US$706.5 million) of repurchase of ordinary shares, and (iii) RMB1.80 billion (US$256.7 million) of dividend distribution to shareholders, partially offset by RMB13.15 billion (US$1.88 billion) of proceeds from bank and other borrowings and RMB1.39 billion (US$198.2 million) of net proceed derived from the listing of a closed-end infrastructure securities investment fund in relation to certain outlet on the Shanghai Stock Exchange (fund code: 508082.SH).

Net cash used in financing activities amounted to RMB4.97 billion in 2024, primarily consisting of (i) RMB3.87 billion of repurchase of ordinary shares, (ii) RMB5.44 billion of repayment to bank and other borrowings, (iii) RMB1.68 billion of dividend distribution to shareholders, (iv) RMB512.2 million for acquisition of non-controlling interests, and partially offset by RMB6.40 billion of proceeds from bank borrowings and other borrowings and RMB160.5 million of capital contributions from non-controlling interests shareholders.

Net cash used in financing activities amounted to RMB6.15 billion in 2023, primarily consisting of RMB5.11 billion of repurchase of ordinary shares and RMB3.36 billion of repayment to bank and other borrowings, partially offset by RMB2.09 billion of proceeds from bank borrowings and other borrowings and RMB285.5 million of capital contributions from non-controlling interests shareholders.

Capital Expenditures

Our capital expenditures paid to acquire property and equipment and land use rights amounted to RMB5.23 billion, RMB3.56 billion and RMB2.07 billion (US$295.5 million) in the years ended December 31, 2023, 2024 and 2025, respectively. Out of the foregoing capital expenditures, we paid RMB3.06 billion, RMB839.3 million and RMB80.8 million (US$11.6 million) in the years ended December 31, 2023, 2024 and 2025, respectively, to acquire the land use rights of certain land located in China. Our capital expenditures were primarily for the expansion of Shan Shan Outlets, acquisition of land use rights, construction of office building and warehouses, and other infrastructure from 2020 through 2025, and we expect such composition to last in 2026.

Holding Company Structure

Vipshop Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and the consolidated variable interest entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and the consolidated variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. We set aside amounts of RMB150.1 million, RMB193.5 million and RMB279.1 million (US$39.9 million) from current year’s net income to the general reserve during the years ended December 31, 2023, 2024 and 2025, respectively.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our operating lease obligations, capital expenditure commitments, purchase of services, debt obligations, and cash requirements for potential investments.

Our operating lease obligations primarily consist of the commitments under the lease agreements that expire at various dates from January 2026 through July 2038 for our office spaces, outlets, offline stores, employee department, and certain equipment.

Our debt obligations primarily consist of the principal amount and cash interests in connection with banks and other loans from a third party.

Our capital expenditure commitments primarily consist of contracted future purchases of property, plants, and equipment.

As of December 31, 2025, we had investment commitment of other several limited partnership funds of RMB941.2 million (US$134.6 million). The amount of our investment in and contribution to the private equity funds may be subject to adjustments in the event of commitment reduction or capital calls by the general partnership of these private equity funds.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

As of December 31, 2025, we had not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging, or research and development services with us.

The following table sets forth our minimum contractual obligations as of December 31, 2025.

	Payment Due by December 31
	Total	2026	2027	2028	After
Operating lease obligations	771,707	74,403	61,977	80,936	554,391
Short-term debt obligations	6,004,120	6,004,120	—	—	—
Capital expenditures commitment	258,378	217,603	33,439	5,051	2,285

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025. While the above indicates our material cash requirements as of December 31, 2025, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description of our technologies and protection of our intellectual property.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

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

Product revenue recognition

We derive a majority of our revenue from online product revenue. We recognize revenue from the sale of apparel, fashion goods, cosmetics, home goods and lifestyle products, and other merchandise through our online channels, including our internet website and cellular phone application. We recognize revenue at the point of time when the goods have been accepted by the customers. The customers have the options to pay for the goods in advance or over an agreed-upon installment period. The delivery day estimate was determined based on the average delivery days for sales made during the last month of the reporting period, derived from customer locations and delivery reports. A one-day change in the estimated goods in-transit period would result in an increase or decrease of approximately RMB436.2 million, RMB560.1 million and RMB456.0 million (US$65.2 million) to our total net revenues in the years ended December 31, 2023, 2024 and 2025, respectively.

Return rights

We offer our online sales customers with a right of return for a seven-day period upon receipt of the products on sales from our online channels. We reduce product revenues by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns and recorded as a refund liability included in accrued expenses and other current liabilities. The estimated refund liability contributed 0.4%, 0.5% and 0.4% of the net revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and the assessed condition of the merchandise within each category. In determining the write-down percentages on inventories, we take into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices, and future promotional events.

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

We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2024 and 2025, we did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

For a summary of recently issued accounting pronouncements, see Note 2(ai) to the consolidated financial statements of Vipshop Holdings Limited pursuant to Item 18 of Part III of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. None of our directors or directors of our operating entities are officials of the Chinese Communist Party.

Directors and Executive Officers	Age	Position/Title
Eric Ya Shen	54	Chairman of the Board of Directors, Chief Executive Officer
Arthur Xiaobo Hong	53	Vice Chairman of the Board of Directors, Chief Operating Officer
Chi Ping Martin Lau	53	Director
Jacky Xu	54	Director
Donghao Yang	54	Director
Chun Liu(1)	58	Independent Director
Frank Lin(2)	61	Independent Director
Xing Liu(3)	55	Independent Director
Kathleen Chien(1)(2)(3)	56	Independent Director
Nanyan Zheng(1)(2)(3)	57	Independent Director
Mark Wang	42	Chief Financial Officer
Mike Li	48	Chief Technology Officer

Notes:

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Pursuant to the currently effective articles of association of our company, our board of directors consists of ten directors, including one director, Mr. Chi Ping Martin Lau, appointed by Tencent. Each of our directors will hold office until the expiration of his or her term and until his or her successor should have been elected and qualified. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

Mr. Eric Ya Shen, also known as Ya Shen, is our co-founder and has served as the chairman of our board of directors and chief executive officer since our inception in August 2010. Additionally, Mr. Shen serves as a director of various subsidiaries in our group. He has over 25 years of experience in the distribution of consumer goods and e-commerce industry. From 2004 to 2012, Mr. Shen served as the executive director of Guangzhou NEM Import and Export Co., Ltd., a company primarily engaging in the import and export of products. Mr. Shen received a master’s degree in business administration from Cheung Kong Graduate School of Business in September 2010.

Mr. Arthur Xiaobo Hong, also known as Xiaobo Hong, is our co-founder and has served as the vice chairman of our board of directors since January 2011. Mr. Hong has served as our chief operating officer since August 2012. Mr. Hong has over 20 years of experience in the distribution of consumer goods and e-commerce industry. From 1998 to 2011, Mr. Hong served as chairman of the board of directors of Société Europe Pacifique Distribution, a French company engaging in the distribution of consumer electronic products. Mr. Hong previously studied business administration at Cheung Kong Graduate School of Business in Beijing, China.

Mr. Chi Ping Martin Lau has served as our director since December 2017. Mr. Lau is the president of Tencent Holdings Limited (SEHK: 0700), or Tencent. He joined Tencent in 2005 as the chief strategy and investment officer, and was responsible for corporate strategies, investments, merger and acquisitions, and investor relations. In 2006, Mr. Lau was promoted as president of Tencent to manage the day-to-day operation of Tencent. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media, and technology group. Prior to that, he worked at Mckinsey & Company, Inc. as a management consultant. Mr. Lau received a bachelor of science degree in electrical engineering from the University of Michigan in July 1994, a master of science degree in electrical engineering from Stanford University in July 1995 and an MBA degree from Kellogg Graduate School of Management, Northwestern University in June 1998. Mr. Lau previously served as a director of Tencent until May 2023.

Mr. Jacky Xu, also known as Jacky Yu Xu, is an angel investor of our company and has served as our director since January 2011. Mr. Xu is the director of several privately held companies in China. He is co-founder, chairman and chief executive officer of Trendy International Group Co., Ltd., an international fashion conglomerate. Mr. Xu previously studied at Cheung Kong Graduate School of Business in Beijing, China.

Mr. Donghao Yang has served as our director since November 2020. Mr. Yang is currently the director and chief financial officer of Yatsen Holding Limited (NYSE: YSG). Prior to that, he has served as our chief financial officer from August 2011 to November 2020. Mr. Yang has held senior executive and managerial positions in various public and private companies, including serving as the chief finance officer of Synutra International Inc. from May 2010 to August 2011, as the chief financial officer of Greater China of Tyson Foods, Inc. (NYSE: TSN) from March 2007 to April 2010, as a finance director of Asia Pacific of Valmont Industries, Inc. (NYSE: VMI) from October 2003 to March 2007. Mr. Yang previously served as an independent director of Qingmu Digital Technology Co., Ltd. (SZSE: 301110) until January 2024. Mr. Yang also serves as an independent director of Xpeng, Inc. (NYSE: XPEV; SEHK: 9868) since August 2020. Mr. Yang received an MBA degree from Harvard Business School in 2003 and a bachelor’s degree in international economics from Nankai University in 1993.

Mr. Chun Liu has served as our independent director since March 2013. Mr. Liu is currently the senior vice president of Phoenix TV. Prior to joining Phoenix TV in 2018, he worked at Zhong Nan Wen Hua, and was the vice president and chief editor of Sohu.com Inc., and chairman of Sohu TV. Earlier in his career, Mr. Liu worked at CCTV, China’s state television broadcaster from 1998 to 2002. As the executive producer of a famous program “News Investigation,” he won an award as the editor of “A Memorandum on Dragged-out Constructions.” Mr. Liu has been an independent non-executive director of DL Holdings Group Limited (SEHK: 1709) since April 2020 and was a director of Zhongnanhong Cultural Group Co., Ltd. (SZSE: 002445) from May 2016 to August 2018. Mr. Liu previously studied at Cheung Kong Graduate School of Business in Beijing, China. Mr. Liu received a master’s degree in Arts from the Communication University of China in 1994, and a bachelor’s degree in Chinese from the Anhui Normal University in 1987.

Mr. Frank Lin, also known as Frank Hurst Lin, has served as our independent director since January 2011. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was the chief operating officer of SINA Corporation. He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering, and managerial positions at Octel Communications Corp. and NYNEX. In addition to our company, Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including 51Talk Online Education Group (NYSE: COE) since June 2013 and QuantaSing Group Limited (Nasdaq: QSG) since May 2022. Mr. Lin received an MBA degree from Stanford University in June 1993 and a bachelor’s degree in engineering from Dartmouth College in June 1988. Mr. Lin previously served as a director of Kuaishou Technology (SEHK: 1024) from May 2016 to January 2025, YSB Inc. (SEHK: 9885) from December 2018 to November 2023, Tuniu Corporation (Nasdaq: TOUR) from December 2009 to June 2025 and GigaCloud Technology Inc (Nasdaq: GCT) from November 2006 to November 2024.

Mr. Xing Liu has served as our independent director since January 2011. Mr. Liu is currently a partner of HongShan, which he joined in May 2007. Mr. Liu has served a non-executive director of ZTO Express (Cayman) Inc. (NYSE: ZTO, SEHK: 2057) since May 2013. Mr. Liu received an MBA degree from The Wharton School of the University of Pennsylvania in May 2004, a master’s degree in computer engineering from Syracuse University in December 1995, and a bachelor’s degree in management information systems from Fudan University in July 1992. Mr. Liu previously served as a director of China Renaissance Holdings Limited (SEHK: 1911) from June 2020 to July 2023.

Ms. Kathleen Chien has served as our independent director since March 2012. Ms. Chien is currently the chief operating officer of 51job, Inc., a provider of integrated human resource services in China. Ms. Chien joined 51job, Inc. in 1999 and previously also served as its acting chief financial officer for a number of years until January 2024. Ms. Chien received her bachelor’s degree in economics from the Massachusetts Institute of Technology in June 1992 and an MBA degree from the Walter A. Haas School of Business at University of California, Berkeley in May 1996.

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

Mr. Mark Wang, also known as Yuhua Wang, has served as our chief financial officer since May 2023. Prior to joining us, Mr. Wang served as the chief financial officer of Benlai Group, an online fresh grocery player in China, from April 2021 to November 2022. From October 2017 to March 2021, Mr. Wang served as the vice president in the finance department of Xiaomi Corporation (SEHK: 1810). Prior to that, Mr. Wang worked at Changyou.com Limited as a finance director from July 2014 to September 2017. From April 2013 to June 2014, Mr. Wang worked at Huawei Technologies Co., Ltd. Prior to that, Mr. Wang served as a tax manager at PricewaterhouseCoopers Consultants (Shenzhen) Co., Ltd. from August 2006 to April 2013. Currently, Mr. Wang has also served as an independent director of Beijing Kingsoft Office Software, Inc. (SSE: 688111) since April 2022. Mr. Wang received a bachelor degree in finance from Beijing International Studies University.

Mr. Mike Li, also known as Tianmin Li, has served as our chief technology officer since September 2024. Mr. Li has extensive experience working in China’s internet industry. Prior to joining us, Mr. Li served as a high-level researcher for the Local Services Group of Alibaba Group Holding Limited (NYSE: BABA; SEHK: 9988) from December 2020 to September 2024. Prior to that, he served as a senior technology specialist for the search and recommendation business unit of Alibaba Group from January 2013 to December 2020. Prior to joining Alibaba Group, Mr. Li served as a senior technology director of Asiainfo (China) Software Co., Ltd., a company affiliated with AsiaInfo Technologies Limited (SEHK: 1675) from July 2003 to January 2013. Mr. Li received his bachelor’s degree in electrical engineering and automation from Changchun University of Technology in October 2000. Mr. Li received another bachelor’s degree in computer science and technology from Zhejiang University in June 2003.

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

B.Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of fees, salaries, and benefits (excluding equity-based grants) of approximately RMB10.7 million (US$1.5 million) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund. For equity-based grants to our directors and executive officers, see “—Stock Incentive Plans.”

Stock Incentive Plans

We have adopted three plans since our inception. The 2011 Stock Incentive Plan and 2012 Share Incentive Plan was each terminated at the end of their respective ten-year terms, although some grants from these plans are still outstanding. The original term of our 2014 Share Incentive Plan expired in July 2024, and we adopted an Amended and Restated 2014 Share Incentive Plan in August 2024, which amends and restates the 2014 Share Incentive Plan in its entirety and assumes all awards granted under the 2014 Share Incentive Plan. The Amended and Restated 2014 Share Incentive Plan will expire in August 2034 upon the tenth anniversary of the effective date. As of March 31, 2026, options to acquire 5,420,593 Class A ordinary shares and 4,556,584 restricted shares are outstanding under these plans.

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

Share Incentive Grants

The following table summarizes, as of March 31, 2026, the outstanding options our directors and executive officers held under our share incentive plans.

	Number of
	Ordinary Shares	Exercise
	Underlying	Price
Name	Options	(US$/Share)	Date of Grant	Date of Expiration
Eric Ya Shen	2,601,894	66.85	January 1, 2020	December 31, 2029
	51,669	68.35	January 1, 2017	December 31, 2026
Arthur Xiaobo Hong	2,681,894	66.85	January 1, 2020	December 31, 2029
Nanyan Zheng	30,568	2.50	April 16, 2012	December 31, 2026
Kathleen Chien	44,568	2.50	April 16, 2012	December 31, 2027
Chun Liu	10,000	0.50	January 1, 2013	January 1, 2028

The following table summarizes, as of March 31, 2026, the outstanding restricted shares our directors and executive officers held, representing the sum of vested restricted shares unsold and unvested restricted shares, under our share incentive plans.

Name	Number of Restricted Shares	Date of Grant
Donghao Yang	245,579	August 30, 2011,
		January 1, 2017;
		December 1, 2020;
		December 1, 2024
Frank Lin	92,449	January 1, 2013;
		April 1, 2016;
		April 1, 2020;
		April 1, 2024
Xing Liu	41,085	April 1, 2016;
		April 1, 2020;
		April 1, 2024
Nanyan Zheng	15,315	April 1, 2020;
		April 1, 2024
Kathleen Chien	62,449	January 1, 2013;
		April 1, 2016;
		April 1, 2020;
		April 1, 2024
Chun Liu	16,550	January 1, 2013;
		April 1, 2016;
		April 1, 2020;
		April 1, 2024
Mark Wang	53,956	June 1, 2023
Mike Li	68,059	October 1, 2024

C.Board Practices

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

Audit Committee. Our audit committee consists of Ms. Kathleen Chien, Mr. Nanyan Zheng, and Mr. Chun Liu. Ms. Kathleen Chien, Mr. Nanyan Zheng, and Mr. Chun Liu satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of NYSE and Rule 10A-3 under the Exchange Act. Ms. Kathleen Chien is the chairperson of our audit committee. We have determined that Ms. Kathleen Chien qualifies as an “audit committee financial expert.” The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence, and (d) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions; and
●	meeting separately and periodically with management and the independent auditors; and monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien, and Mr. Frank Lin. Mr. Nanyan Zheng, Mr. Frank Lin, and Ms. Kathleen Chien satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of the NYSE. Mr. Nanyan Zheng is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers; and
●	reviewing and recommending to the board for determination with respect to the compensation of our directors; and
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Nanyan Zheng, Ms. Kathleen Chien, and Mr. Xing Liu. Mr. Nanyan Zheng, Ms. Kathleen Chien, and Mr. Xing Liu satisfy the “independence” requirements under Section 303A of the Corporate Governance Rules of the NYSE. Mr. Nanyan Zheng is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	and advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

D.Employees

As of December 31, 2025, we had 15,145 full-time employees, compared with 14,638 and 14,966 employees as of December 31, 2023 and 2024, respectively. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2025:

Number of
Operations	Employees
Merchandising	921
Sales and marketing	364
Customer service	695
Research and development	1,522
Logistics	8,955
Administration and management	892
Offline channels	1,796
Total	15,145

Our success depends on our ability to attract, retain, and motivate qualified personnel. We have developed a corporate culture that encourages teamwork, effectiveness, personal development, and commitment to providing our customers with quality services. We regularly provide our employees with training tailored to each job function to enhance performance and service quality.

As required by the relevant PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing insurance. We are required under the PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. For the year ended December 31, 2025, we did not experience any significant labor disputes.

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the shareholder table below are based on 96,054,108 ordinary shares issued and outstanding as of March 31, 2026, comprising of (i) 80,493,750 Class A ordinary shares, excluding the 10,826,973 Class A ordinary shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and our treasury ADSs, and (ii) 15,560,358 Class B ordinary shares.

	Number of Ordinary
	Shares
	Beneficially
	Owned(1)	%(2)
Directors and Executive Officers *†:
Eric Ya Shen(3)	18,597,180	18.84
Arthur Xiaobo Hong(4)	11,389,036	11.53
Chi Ping Martin Lau(5)	—	—
Jacky Xu(6)	—	—
Donghao Yang(7)	235,049	0.24
Chun Liu(8)	22,722	0.02
Frank Lin(9)	84,791	0.09
Xing Liu(10)	33,428	0.03
Kathleen Chien(11)	99,359	0.10
Nanyan Zheng(12)	42,055	0.04
Mark Wang(13)	28,956	0.03
Mike Li(14)	18,059	0.02
All directors and executive officers as a group	30,550,635	30.94
Principal Shareholders:
Elegant Motion Holdings Limited(15)	15,941,084	16.60
Tencent Mobility Limited(16)	12,852,698	13.38
High Vivacity Holdings Limited(17)	8,707,142	9.06

Notes:

*

Except for Mr. Frank Lin, Mr. Jacky Xu, Mr. Donghao Yang, Mr. Xing Liu, Mr. Nanyan Zheng, Ms. Kathleen Chien, Mr. Chun Liu, and Mr. Chi Ping Martin Lau, the business address of our directors and executive officers is c/o 128 Dingxin Road, Haizhu District, Guangzhou 510220, People’s Republic of China.

†

Certain of our directors and executive officers have been granted options and restricted shares pursuant to our stock incentive plans. See “Item 6. Directors, Senior Management and Employees—B. Compensation-Stock Incentive Plans.”

(1)	Beneficial ownership is determined in accordance with the SEC rules and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted shares within 60 days after March 31, 2026.

(3)	As of March 31, 2026, Mr. Eric Ya Shen beneficially owned (i) 2,533 Class A ordinary shares, (ii) 2,653,563 Class A ordinary shares issuable to Mr. Eric Ya Shen upon the exercise of options within 60 days after March 31, 2026, and (iii) 380,726 Class A ordinary shares and 15,560,358 Class B ordinary shares held by Elegant Motion Holdings Limited, representing 66.4% of the aggregate voting power of our company. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares.
(4)	As of March 31, 2026, Mr. Hong beneficially owned (i) 2,681,894 Class A ordinary shares that can be acquired by Mr. Arthur Xiaobo Hong within 60 days after March 31, 2026, and (ii) 8,707,142 Class A ordinary shares held by High Vivacity Holdings Limited. High Vivacity Holdings Limited is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares.
(5)	The business address of Mr. Chi Ping Martin Lau is Tencent Binhai Towers, No. 33 Haitian 2nd Road, Nanshan District, Shenzhen 518054, People’s Republic of China.
(6)	The business address of Mr. Jacky Xu is c/o Herke Group, Trendy International Centre, No. 277 Xingang East Road, Haizhu District, Guangzhou 510308, People’s Republic of China.
(7)	As of March 31, 2026, Mr. Donghao Yang beneficially owned (i) 63,049 Class A ordinary shares directly held by Mr. Donghao Yang, and (ii) 172,000 Class A ordinary shares held by Crown Harvest Enterprise Limited, a company controlled by Mr. Donghao Yang. The business address of Mr. Yang is Building 35, No. 2519 East Xingang Road, Haizhu District, Guangzhou 510330, People’s Republic of China.
(8)	As of March 31, 2026, Mr. Chun Liu beneficially owned (i) 2,131 Class A ordinary shares directly held by Mr. Chun Liu, (ii) 10,113 Class A ordinary shares held by Big Dream Investments Limited, a company controlled by Mr. Chun Liu, (iii) 10,000 Class A ordinary shares issuable to Mr. Chun Liu upon the exercise of options within 60 days after March 31, 2026, and (iv) 479 Class A ordinary shares issuable to Mr. Chun Liu upon the vesting of restricted shares within 60 days after March 31, 2026. The business address of Mr. Liu is Tower B, POSCO Center, Hongtai East Street, Chaoyang District, Beijing 100102, People’s Republic of China.
(9)	As of March 31, 2026, Mr. Frank Lin beneficially owned (i) 83,834 Class A ordinary shares directly held by Mr. Frank Lin, and (ii) 957 Class A ordinary shares issuable to Mr. Frank Lin upon the vesting of restricted shares within 60 days after March 31, 2026. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dongcheng District, Beijing, People’s Republic of China.
(10)	As of March 31, 2026, Mr. Xing Liu beneficially owned (i) 32,471 Class A ordinary shares directly held by Mr. Xing Liu, and (ii) 957 Class A ordinary shares issuable to Mr. Xing Liu upon the vesting of restricted shares within 60 days after March 31, 2026. Mr. Liu is a partner of HongShan. The business address of Mr. Liu is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong, People’s Republic of China. Separately, according to Mr. Xing Liu’s Form 3 filed with the SEC on March 18, 2026, Mr. Xing Liu’s spouse held 49,961 Class A ordinary shares.
(11)	As of March 31, 2026, Ms. Kathleen Chien beneficially owned (i) 53,834 Class A ordinary shares directly held by Ms. Kathleen Chien, (ii) 44,568 Class A ordinary shares issuable to Ms. Kathleen Chien upon the exercise of options within 60 days after March 31, 2026, and (iii) 957 Class A ordinary shares issuable to Ms. Kathleen Chien upon the vesting of restricted shares within 60 days after March 31, 2026. The business address of Ms. Chien is 15th Floor, Building T6, Crystal Plaza, 100 Jiangyao Road, Shanghai 200126, People’s Republic of China.
(12)	As of March 31, 2026, Mr. Nanyan Zheng beneficially owned (i) 11,008 Class A ordinary shares directly held by Mr. Nanyan Zheng, (ii) 30,568 Class A ordinary shares issuable to Mr. Nanyan Zheng upon the exercise of options within 60 days after March 31, 2026, and (iii) 479 Class A ordinary shares issuable to Mr. Nanyan Zheng upon the vesting of restricted shares within 60 days after March 31, 2026. The business address of Mr. Zheng is 1502, One Vista Summit, 3 San Hop Lane, Tuen Mun, New Territories, Hong Kong, People’s Republic of China.
(13)	As of March 31, 2026, Mr. Mark Wang beneficially owned (i)28,956 Class A ordinary shares directly held by Mr. Mark Wang, and (ii) nil Class A ordinary shares issuable to Mr. Mark Wang upon the vesting of restricted shares within 60 days after March 31, 2026.
(14)	As of March 31, 2026, Mr. Mike Li beneficially owned (i) 13,059 Class A ordinary shares directly held by Mr. Mike Li, and (ii) 5,000 Class A ordinary shares issuable to Mr. Mike Li upon the vesting of restricted shares within 60 days after March 31, 2026.

(15)	Elegant Motion Holdings Limited, or Elegant Motion, is a British Virgin Islands company. Elegant Motion is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. The ordinary shares directly held by Elegant Motion were also reported by UBS Group AG directly and on behalf of certain subsidiaries, including UBS TC (Jersey) Ltd., the entity serving as the trustee of the SYZXC Trust. The registered address of Elegant Motion Holdings Limited is Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.
(16)	Represents 12,852,698 Class A ordinary shares held by Tencent Mobility Limited as reported on the Schedule 13D/A filed with the SEC on December 16, 2019. Tencent Mobility Limited is a company limited by shares incorporated in Hong Kong and is wholly owned by Tencent Holdings Limited (SEHK: 0700), a Hong Kong-listed Cayman Islands company, based on the Schedule 13D/A filed by Tencent Mobility Limited and Tencent Holdings Limited with the SEC on December 16, 2019. The principal office address of Tencent Mobility Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong, People’s Republic of China.
(17)	High Vivacity Holdings Limited, or High Vivacity, is a British Virgin Islands company, which is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to these shares. The registered address of High Vivacity Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

To our knowledge and based on our review of our register of shareholders as of March 31, 2026, 106,881,081 Class A ordinary shares were held of record by one holder that resides in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. For the different voting rights of our Class A ordinary shareholders and Class B ordinary shareholders, please refer to “Item 4. Information on the Company—A. History and Development of the Company—Our Company.” We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and the consolidated variable interest entities. Among our directors and executive officers, Arthur Xiaobo Hong, Chi Ping Martin Lau, Jacky Xu, Xing Liu, and Nanyan Zheng habitually reside in Hong Kong while the other directors and executive officers all habitually reside in mainland China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Our PRC legal counsel has advised us that there is uncertainty as to whether the courts in mainland China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

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

Transactions with Our Directors and Shareholders

We purchased products and goods from companies controlled by our directors or major shareholders in the amount of RMB170.1 million (US$24.3 million) and received service from companies controlled by our directors or major shareholders in the amount of RMB766.1 million (US$109.5 million), for the year ended December 31, 2025. As of December 31, 2025, the amounts due to companies controlled by our directors or major shareholders were RMB68.0 million (US$9.7 million), which was unsecured and interest free. We also provided service and sold products to companies controlled or significantly influenced by our directors or major shareholders in the amount of RMB1.0 million (US$0.1 million) and RMB0.4 million (US$0.1 million), respectively, for the year ended December 31, 2025. As of December 31, 2025, the amounts due from our directors or major shareholders and companies controlled or significantly influenced by our directors or major shareholders were RMB88.0 million (US$12.6 million), which were unsecured and interest free.

Transactions with Other Related Parties

We purchased products and goods from companies significantly influenced by us in the amount of RMB108.9 million (US$15.6 million) and received service from companies significantly influenced by us in the amount of RMB154.1 million (US$22.0 million), for the year ended December 31, 2025. As of December 31, 2025, the amounts due to companies significantly influenced by us were RMB33.8 million (US$4.8 million), which were unsecured and interest free. We also provided service to companies significantly influenced by us in the amount of RMB43.6 million (US$6.2 million) for the year ended December 31, 2025. As of December 31, 2025, the amounts due from companies significantly influenced by us were RMB674.8 million (US$96.5 million), of which RMB649.1 million (US$92.8 million) were short-term loan originated to our company’s joint ventures and affiliates carried an interest rate of 2.85% or free interest rate and deposits to Sichuan VipFubon Consumer Finance Co., Ltd as shareholder deposits at interest rate of 2.20%-2.45%%. The interest income from the loan and deposit amounted to RMB12.9 million (US$1.8 million) for the year ended December 31, 2025.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements.”

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Incentive Plans.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

Dividend Policy

We are a holding company incorporated in the Cayman Islands. We principally rely on dividends from our subsidiaries in China and Hong Kong and payments made by the VIEs to us in accordance with the contractual arrangements for our cash needs. To make payments to us, our subsidiaries in China and Hong Kong and the VIEs need to comply with the applicable regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries and payments made by the VIEs to us in accordance with the contractual arrangements to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries and the VIEs to make payments to us could materially and adversely affect our ability to conduct our business.”

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

On February 22, 2024, we adopted an annual cash dividend policy. Under the annual cash dividend policy, our board of directors has discretion to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and the applicable laws and regulations. Even if our board of directors decides to declare dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, that we receive from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors.

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

On February 21, 2025, we declared a cash dividend of US$2.40 per ordinary share, or US$0.48 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 11, 2025. The cash dividends were paid in April 2025 and the net cash dividends we paid amounted to US$247.4 million, excluding the cash dividends distributed to the bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and our treasury ADSs.

On February 26, 2026, we declared a cash dividend of US$3.10 per ordinary share, or US$0.62 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 10, 2026. The cash dividends will be paid on April 24, 2026 and the net cash dividend is expected to be approximately US$300 million, excluding the cash dividends distributed to the bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and our treasury ADSs.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.Offer and Listing Details

Our ADSs, each representing 0.2 Class A ordinary shares, have been listed on the NYSE since March 23, 2012. Our ADSs trade under the symbol “VIPS.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing 0.2 Class A ordinary shares, have been listed on the NYSE since March 23, 2012. Our ADSs trade under the symbol “VIPS.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

Anti-Takeover Provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which is more rigorous and takes longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or a meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such as a businessman would reasonably approve; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made, the offeror may, within a two-month period commencing after the approval by the said holders, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

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

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability. In principle, we will normally be the proper plaintiff and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
●	those who control the company are perpetrating a “fraud on the minority.”

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

Exempted Company. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not required to be open for inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.Material Contracts

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

E.Taxation

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

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes and therefore is not subject to PRC enterprise income tax reporting obligations and the dividends we pay to holders of our ADSs or ordinary shares will not be subject to PRC withholding tax. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as China-sourced income. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdiction Where We Primarily Operate—It is unclear whether we will be considered a PRC ‘resident enterprise’ under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC ‘resident enterprise’ status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.”

United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (generally, property held for investment). This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that Internal Revenue Service will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including:

●	investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)),
●	holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value),
●	holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes,
●	United States expatriates,
●	persons liable for any minimum tax,
●	holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, or
●	holders that have a functional currency other than the United States dollar,

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

●	an individual who is a citizen or resident of the United States,
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia,
●	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or
●	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under applicable Treasury Regulations.

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

Assuming that we are the owner of the consolidated variable interest entities (and their subsidiaries) for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2025 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become a PFIC. The determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs, which we cannot control. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future taxable years. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of our ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (a) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ADSs or Class A ordinary shares), and (b) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to individuals or corporations as appropriate for that year; and an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

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

Foreign Exchange Risk

Most of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, short-term loans, and other current assets and liabilities. The difference between the reporting currency and the denomination currency may expose us to additional uncertainties in connection with the foreign currency translation. In 2023, 2024 and 2025, we recorded exchange gain of RMB162.7 million, exchange loss of RMB24.8 million and exchange loss of RMB62.1 million (US$8.9 million), respectively. We used foreign exchange forward contracts to hedge our exposure to foreign currency exchange risk during 2023, 2024 and 2025, and may continue to use foreign currency swaps, forwards, or other derivative instruments to hedge our exposure to foreign currency risk.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash, and short-term investments of RMB27.37 billion and U.S. dollar-denominated cash and cash equivalents, restricted cash, and short-term investments of US$356.3 million. Assuming we had converted RMB27.37 billion into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our U.S. dollar cash balance would have been US$4.27 billion. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar-denominated cash balance would have been US$3.91 billion instead. Assuming we had converted US$356.3 million into Renminbi at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our RMB-denominated cash balance would have been RMB29.86 billion. If the Renminbi had depreciated by 10% against the U.S. dollar, our RMB-denominated cash balance would have been RMB30.11 billion instead.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex, and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that relate to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us does not relate to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs, and (iii) our reimbursable expenses relating to the program are not known at this time. We received RMB82.2 million (US$11.7 million) of reimbursement from the depository in 2025.

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

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Deloitte Touche Tohmatsu, our independent registered public accounting firm, audited the financial statements included in this annual report and issued an attestation report on our management’s assessment of our company’s internal control over financial reporting as of December 31, 2025.

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

	2024	2025
	RMB	RMB	US$

	(in thousands)
Audit Fees(1)	13,500	13,500	1,930
Audit Related Fees(2)	3,458	9,604	1,373
Tax Fees(3)	499	191	27
All Other Fees(4)	—	1,180	169

Notes:

(1)	“Audit Fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.
(2)	“Audit-Related Fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”
(3)	“Tax Fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.
(4)	“All other fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain advisory services.

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

On March 30, 2023, our board of directors authorized a share repurchase program, under which we could further purchase up to an additional US$500 million worth of our ADSs or Class A ordinary shares over the 24-month period until the close of business on March 31, 2025, U.S. Eastern Time, or the 2023 Share Repurchase Program. The 2023 Share Repurchase Program was publicly announced on the same date. On May 22, 2023, our board of directors approved an increase in the authorized amount under the 2023 Share Repurchase Program by US$500 million such that we may repurchase up to US$1 billion of its ADSs or Class A ordinary shares thereunder. The increase in the authorized amount under the 2023 Share Repurchase Program was publicly announced on May 23, 2023. The 2023 Share Repurchase Program was fully utilized in the first quarter of 2025, with ADSs representing 69,938,871 Class A ordinary shares repurchased during the same period.

In August 2024, our board of directors authorized a new share repurchase program under which we may repurchase up to US$1.0 billion worth of our ADSs or Class A ordinary shares for a 24-month period commencing from the full utilization of the 2023 Share Repurchase Program. This new share repurchase program was publicly announced on August 20, 2024. It was put into use in the first quarter of 2025 and is effective through February 2027. In 2025 and up to March 31, 2026, we repurchased ADSs representing 42,455,428 Class A ordinary shares under the new share repurchase program.

The table below is a summary of the shares we repurchase under the programs described above. All repurchases of our ADSs or Class A ordinary shares set forth below were made in the open market pursuant to the programs.

			Total Number of	Approximate Dollar
			ADSs Purchased as	Value of ADSs that May
			Part of the Publicly	Yet Be Purchased
	Total Number of	Average Price	Announced	Under the
Period	ADSs Purchased	Paid Per ADS(1)	Programs	Programs
January 2025	989,534	12.90	69,950,773	999,845,230
February 2025	275,266	14.96	70,226,039	995,724,052
March 2025	—	—	—	995,724,052
April 2025	6,850,519	13.10	77,076,558	905,908,941
May 2025	7,550,393	14.28	84,626,951	798,043,885
June 2025	10,321,599	14.73	94,948,550	645,951,725
July 2025	1,442,479	14.97	96,391,029	624,347,394
August 2025	196,806	14.96	96,587,835	621,401,346
September 2025	—	—	—	621,401,346
October 2025	—	—	—	621,401,346
November 2025	7,427,768	19.03	104,015,603	479,973,088
December 2025	8,378,696	19.57	112,394,299	315,951,698
Total	43,433,060	16.03	112,394,299	315,951,698

Note:

(1)

The average price paid per ADS repurchased represents the consideration we pay for the corresponding repurchases, excluding the commission fees we paid to the execution broker for the implementation of the share repurchase program.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

4.6

Form of Equity Interest Pledge Agreement among a wholly-owned subsidiary of the Registrant, a consolidated variable interest entity, and shareholders of the consolidated variable interest entity, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of a consolidated variable interest entity (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

4.7

Form of Exclusive Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated variable interest entity, and shareholders of the consolidated variable interest entity, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated variable interest entity (incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

4.8

Form of Power of Attorney by shareholders of a consolidated variable interest entity, as currently in effect, and a schedule of all executed powers of attorney adopting the same form in respect of a consolidated variable interest entity (incorporated by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

4.9

Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and a consolidated variable interest entity, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated variable interest entity (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

4.10

English translation of Debt Assignment and Set-off Agreement dated October 27, 2023 among Arthur Xiaobo Hong, Chan Huang and Vipshop (China) Co., Ltd. (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

4.11

Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-179581), as amended, initially filed with the Securities and Exchange Commission on February 17, 2012)

4.12†

Strategic Business Cooperation Agreement dated November 25, 2019 between the Registrant and SF Holding Co., Ltd. (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 27, 2020)

4.13†

English translation of Supplemental Agreement to Strategic Business Cooperation Agreement dated October 26, 2023 between the Registrant and SF Holding Co., Ltd. (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 18, 2024)

8.1*	List of Significant Consolidated Entities of the Registrant

11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 19, 2023)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 17, 2025)

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

†Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vipshop Holdings Limited

By:	/s/ Eric Ya Shen
	Name:	Eric Ya Shen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 16, 2026

VIPSHOP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vipshop Holdings Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, the related notes and the schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(z) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Critical Audit Matter (Continued)

Inventory—Inventory write-down—Refer to Note 2(g) to the financial statements

Critical Audit Matter Description

The Company had inventories of RMB5.15 billion as of December 31, 2025, which represented approximately 13.0% of the Company’s total current assets. Inventories are valued at cost or net realizable value. Inventory write-downs are recorded when estimated future net realizable values are less than costs as well as estimated based on significant management estimates and assumptions used to determine the write-down including the percentages that are applied to different aging and condition of the merchandizes within each product category. In determining the write-down percentages on inventories, the Company takes into considerations of factors such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events. Changes in the write-down percentages could have a significant impact on the recorded balance of inventories in the financial statements.

Auditing management’s estimates related to the inventory write-down percentages involves subjective and complex auditors’ judgments on the appropriateness of the percentages applied.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s valuation of inventories included the following, among others:

●	We tested the design and implementation, as well as the operating effectiveness of internal controls over management’s assessment of inventories write-downs;
●	We evaluated the appropriateness and consistency of management’s methods and assumptions used in developing their estimates of the inventories write-downs;
●	We made inquiries with management to obtain an understanding of the planned promotion events, forecasted demand, expected sales trends in the upcoming promotion cycles and evaluate whether these factors have been appropriately incorporated into the valuation assessments;
●	We tested the accuracy and completeness of the underlying data utilized in the management’s write-down assessment, including categorization of the inventories and the aging distribution of the inventory by category;
●	We performed substantive analytical procedure and retrospective review to assess the reasonableness of management’s estimates on write-down percentages by comparing current period trends to historical trends across multiple fiscal periods, including sales trends, inventory aging and gross margin rates to evaluate management’s ability to reasonably estimate inventory write-downs.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 16, 2026

We have served as the Company’s auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vipshop Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vipshop Holdings Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 16, 2026, expressed an unqualified opinion on those financial statements.

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

April 16, 2026

We have served as the Company’s auditor since 2011.

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(z)
ASSETS
Current assets:
Cash and cash equivalents	26,352,161	22,990,435	3,287,588
Restricted cash	602,342	1,132,729	161,978
Short-term investments	1,872,756	5,777,222	826,132
Accounts receivables, net	915,158	889,220	127,157
Amounts due from related parties, net	548,145	762,781	109,076
Other receivables and prepayments, net	2,473,050	2,860,301	409,018
Loan receivables, net	6,878	9,166	1,311
Inventories	5,032,069	5,153,413	736,928
Total current assets	37,802,559	39,575,267	5,659,188
Property and equipment, net	18,292,771	18,311,533	2,618,514
Deposits for property and equipment	164,955	6,420	918
Land use rights, net	10,686,400	10,426,682	1,490,996
Intangible assets, net	327,844	324,067	46,341
Investments in equity method investees	2,002,043	3,136,784	448,554
Other investments	3,355,489	4,800,356	686,442
Other long-term assets	434,206	351,085	50,204
Goodwill	755,213	755,213	107,994
Deferred tax assets, net	681,029	757,113	108,266
Right-of-use assets, net	433,617	398,798	57,027
Total assets	74,936,126	78,843,318	11,274,444

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(z)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (Including accounts payable of the consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries without recourse to the Company of RMB837 and RMB1,540 as of December 31, 2024 and 2025, respectively)	15,190,560	12,536,639	1,792,716
Advances from customers (Including advances from customers of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB367,640 and RMB387,965 as of December 31, 2024 and 2025, respectively)	2,035,184	1,890,586	270,350
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB524,165 and RMB528,018 as of December 31, 2024 and 2025, respectively)	9,663,421	9,941,146	1,421,565
Amounts due to related parties (Including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB4,975 and RMB3,708 as of December 31, 2024 and 2025, respectively)	104,187	101,782	14,555
Deferred income (Including deferred income of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,066 and RMB172 as of December 31, 2024 and 2025, respectively)	476,796	520,853	74,481
Short-term loans	2,399,629	5,844,620	835,770
Operating lease liabilities (Including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB814 and RMB6,896 as of December 31, 2024 and 2025, respectively)	57,224	47,458	6,786
Total current liabilities	29,927,001	30,883,084	4,416,223
Deferred tax liabilities (Including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,735 and RMB1,735 as of December 31, 2024 and 2025, respectively)	783,863	707,322	101,146
Deferred income-non-current	2,084,038	2,252,797	322,146
Operating lease liabilities-non-current (Including operating lease liabilities-non-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB24 and RMB493 as of December 31, 2024 and 2025, respectively)	591,995	556,951	79,643
Total liabilities	33,386,897	34,400,154	4,919,158

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(z)
Commitments and contingencies (Note 21)
SHAREHOLDERS’ EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 100,640,510 and 94,482,014 shares issued, of which 86,982,144 and 80,208,937 shares were outstanding as of December 31, 2024 and 2025, respectively)	64	60	9
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	11	11	2
Treasury shares, at cost (13,028,013 and 14,273,077 Class A shares as of December 31, 2024 and 2025, respectively)	(7,042,759)	(7,876,965)	(1,126,391)
Additional paid-in capital	4,912,703	1,495,853	213,904
Retained earnings	42,906,188	48,591,829	6,948,539
Accumulated other comprehensive loss	(807,394)	(1,206,039)	(172,464)
Total Vipshop Holdings Limited shareholders’ equity	39,968,813	41,004,749	5,863,599
Non-controlling interests	1,580,416	3,438,415	491,687
Total shareholders’ equity	41,549,229	44,443,164	6,355,286
Total liabilities and shareholders’ equity	74,936,126	78,843,318	11,274,444

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(z)
Net revenues:
Product revenues	105,613,485	100,734,550	97,398,826	13,927,847
Other revenues	7,242,535	7,686,282	8,520,720	1,218,447
Total net revenues	112,856,020	108,420,832	105,919,546	15,146,294
Cost of revenues	(87,135,128)	(82,951,178)	(81,429,230)	(11,644,225)
Gross profit	25,720,892	25,469,654	24,490,316	3,502,069
Operating expenses:
Fulfillment expenses (Including shipping and handling expenses of RMB5,837,096, RMB5,822,405 and RMB5,822,804 for the years ended December 31, 2023, 2024 and 2025, respectively)	(8,262,004)	(8,346,864)	(8,291,670)	(1,185,693)
Marketing expenses	(3,242,215)	(2,979,654)	(2,988,995)	(427,421)
Technology and content expenses	(1,767,530)	(1,892,434)	(1,755,123)	(250,979)
General and administrative expenses	(4,146,568)	(3,992,657)	(4,374,425)	(625,534)
Total operating expenses	(17,418,317)	(17,211,609)	(17,410,213)	(2,489,627)
Other operating income	801,560	915,208	1,055,843	150,984
Income from operations	9,104,135	9,173,253	8,135,946	1,163,426
Impairment loss of investments	(19,105)	(61,246)	(15,450)	(2,209)
Interest expenses	(22,932)	(57,676)	(90,037)	(12,875)
Interest income	780,292	809,792	801,587	114,625
Exchange gain (loss)	162,666	(24,813)	(62,086)	(8,878)
Investment (loss) gain and revaluation of investments	(18,054)	148,170	144,723	20,695
Income before income taxes and share of income of equity method investees	9,987,002	9,987,480	8,914,683	1,274,784
Income tax expense	(1,866,004)	(2,315,515)	(1,798,963)	(257,248)
Share of income of equity method investees, net of tax of nil	80,301	166,980	293,919	42,030
Net income	8,201,299	7,838,945	7,409,639	1,059,566
Net income attributable to non-controlling interests	(84,675)	(99,010)	(167,149)	(23,902)
Net income attributable to Vipshop Holdings Limited’s shareholders	8,116,624	7,739,935	7,242,490	1,035,664

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

(All amounts in thousands, except for share and per share data)

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(z)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares for computing earnings per Class A and Class B ordinary share:
—Basic	110,695,778	106,074,914	100,072,178	100,072,178
—Diluted	112,552,398	107,855,806	102,383,890	102,383,890
Net earnings per Class A and Class B ordinary share
—Basic	73.32	72.97	72.37	10.35
—Diluted	72.11	71.76	70.74	10.12
Net income	8,201,299	7,838,945	7,409,639	1,059,566
Other comprehensive income (loss):
Share of equity adjustments for other comprehensive income (loss) of an equity method investee	23,124	(148,886)	(52,510)	(7,509)
Foreign currency translation, net of tax of nil	(11,085)	37,081	35,578	5,088
Comprehensive income	8,213,338	7,727,140	7,392,707	1,057,145
Less: Comprehensive income attributable to non-controlling interests	84,675	99,010	167,149	23,902
Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	8,128,663	7,628,130	7,225,558	1,033,243

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
										Total Vipshop
									Accumulated	Holdings
							Additional		other	Limited
	Class A ordinary shares		Class B ordinary shares		Treasury shares		paid in	Retained	comprehensive	Shareholders’	Non-controlling	Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	earnings	loss	Equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	101,621,330	80	15,560,358	11	22,438,760	(8,352,511)	13,091,781	28,720,304	(707,628)	32,752,037	1,321,006	34,073,043
Net income	—	—	—	—	—	—	—	8,116,624	—	8,116,624	84,675	8,201,299
Repurchase of ordinary shares (Note 16)	(9,755,695)	—	—	—	9,755,695	(4,968,545)	—	—	—	(4,968,545)	—	(4,968,545)
Cancellation of treasury shares (Note 16)	—	(19)	—	—	(26,216,773)	9,696,293	(9,696,274)	—	—	—	—	—
Issuance of ordinary shares upon vesting of shares awards (Note 16)	1,034,612	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation expense (Note 23)	—	—	—	—	—	—	1,068,611	—	—	1,068,611	—	1,068,611
Acquisition of additional equity interests in subsidiaries (Note 17)	—	—	—	—	—	—	(8,732)	—	—	(8,732)	(64,268)	(73,000)
Dividend distribution to non-controlling interests shareholders (Note 17)	—	—	—	—	—	—	—	—	—	—	(39,107)	(39,107)
Share of equity adjustments for other comprehensive income of an equity method investee	—	—	—	—	—	—	—	—	23,124	23,124	—	23,124
Capital contribution from non-controlling interests shareholders (Note 17)	—	—	—	—	—	—	(10,630)	—	—	(10,630)	296,080	285,450
Deregistration of a subsidiary (Note 17)	—	—	—	—	—	—	—	—	—	—	(32)	(32)
Foreign currency translation.	—	—	—	—	—	—	—	—	(11,085)	(11,085)	—	(11,085)
Balance as of December 31, 2023	92,900,247	62	15,560,358	11	5,977,682	(3,624,763)	4,444,755	36,836,928	(695,589)	36,961,404	1,598,354	38,559,758

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
										Total Vipshop
									Accumulated	Holdings
							Additional		other	Limited
	Class A ordinary shares		Class B ordinary shares		Treasury shares		paid in	Retained	comprehensive	Shareholders’	Non-controlling	Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	earnings	loss	Equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	92,900,247	62	15,560,358	11	5,977,682	(3,624,763)	4,444,755	36,836,928	(695,589)	36,961,404	1,598,354	38,559,758
Net income	—	—	—	—	—	—	—	7,739,935	—	7,739,935	99,010	7,838,945
Repurchase of ordinary shares (Note 16)	(7,680,684)	—	—	—	7,680,684	(3,852,387)	—	—	—	(3,852,387)	—	(3,852,387)
Issuance of ordinary shares upon exercises of share options (Note 16)	14,000	—	—	—	—	—	251	—	—	251	—	251
Issuance of ordinary shares upon vesting of shares awards (Note 16)	1,118,228	2	—	—	—	—	(2)	—	—	—	—	—
Re-issuance of treasury shares upon vesting of shares awards (Note 16)	630,353	—	—	—	(630,353)	434,391	(434,391)	—	—	—	—	—
Share-based compensation expense (Note 23)	—	—	—	—	—	—	1,177,685	—	—	1,177,685	—	1,177,685
Capital contribution from non-controlling interests shareholders (Note 17)	—	—	—	—	—	—	8,297	—	—	8,297	155,563	163,860
Deregistration of a subsidiary (Note 17)	—	—	—	—	—	—	—	—	—	—	(1,275)	(1,275)
Acquisition of additional equity interests in subsidiaries (Note 17)	—	—	—	—	—	—	(283,892)	—	—	(283,892)	(228,345)	(512,237)
Dividend distribution to non-controlling interests shareholders (Note 17)	—	—	—	—	—	—	—	—	—	—	(42,891)	(42,891)
Dividend distribution to the Company’s shareholders (Note 16)	—	—	—	—	—	—	—	(1,670,675)	—	(1,670,675)	—	(1,670,675)
Share of equity adjustments for other comprehensive loss of an equity method investee	—	—	—	—	—	—	—	—	(148,886)	(148,886)	—	(148,886)
Foreign currency translation	—	—	—	—	—	—	—	—	37,081	37,081	—	37,081
Balance as of December 31, 2024	86,982,144	64	15,560,358	11	13,028,013	(7,042,759)	4,912,703	42,906,188	(807,394)	39,968,813	1,580,416	41,549,229

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share data)

	Vipshop Holdings Limited Shareholders’ Equity
										Total Vipshop
									Accumulated	Holdings
							Additional		other	Limited
	Class A ordinary shares		Class B ordinary shares		Treasury shares		paid in	Retained	comprehensive	Shareholders’	Non-controlling	Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	capital	earnings	loss	Equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	86,982,144	64	15,560,358	11	13,028,013	(7,042,759)	4,912,703	42,906,188	(807,394)	39,968,813	1,580,416	41,549,229
Net income	—	—	—	—	—	—	—	7,242,490	—	7,242,490	167,149	7,409,639
Repurchase of ordinary shares (Note 16)	(8,686,612)	—	—	—	8,686,612	(4,996,975)	—	—	—	(4,996,975)	—	(4,996,975)
Re-issuance of treasury shares upon exercises of shares options (Note 16)	372,000	—	—	—	(372,000)	261,434	(260,080)	—	—	1,354	—	1,354
Issuance of ordinary shares upon exercises of share options (Note 16)	61,810	—	—	—	—	—	—	—	—	—	—	—
Re-issuance of treasury shares upon vesting of shares awards (Note 16)	1,479,595	—	—	—	(1,479,595)	1,039,830	(1,039,830)	—	—	—	—	—
Share-based compensation expense (Note 23)	—	—	—	—	—	—	1,070,344	—	—	1,070,344	—	1,070,344
Cancellation of treasury shares (Note 16)	—	(4)	—	—	(5,589,953)	2,861,505	(2,861,501)	—	—	—	—	—
Capital contribution from non-controlling interests shareholders (Note 17)	—	—	—	—	—	—	—	—	—	—	8,000	8,000
Capital contribution from outlet real estate investment trust (“Vipshop Outlet REIT”) (Note 17)	—	—	—	—	—	—	(319,413)	—	—	(319,413)	1,705,200	1,385,787
Dividend distribution to non-controlling interests shareholders (Note 17)	—	—	—	—	—	—	—	—	—	—	(22,350)	(22,350)
Dividend distribution to the Company’s shareholders (Note 16)	—	—	—	—	—	—	—	(1,803,895)	—	(1,803,895)	—	(1,803,895)
Impact of an equity method investment adopting ASU 2018-12	—	—	—	—	—	—	—	247,046	(381,713)	(134,667)	—	(134,667)
Share of equity adjustments for other comprehensive loss of an equity method investee	—	—	—	—	—	—	—	—	(52,510)	(52,510)	—	(52,510)
Foreign currency translation	—	—	—	—	—	—	—	—	35,578	35,578	—	35,578
Others	—	—	—	—	—	—	(6,370)	—	—	(6,370)	—	(6,370)
Balance as of December 31, 2025	80,208,937	60	15,560,358	11	14,273,077	(7,876,965)	1,495,853	48,591,829	(1,206,039)	41,004,749	3,438,415	44,443,164

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(z)
Cash flows from operating activities:
Net income	8,201,299	7,838,945	7,409,639	1,059,566
Adjustments to reconcile net income to net cash by operating activities:
Provision for allowance for doubtful accounts	28,114	44,807	13,825	1,977
Changes of inventory write-down	(681,173)	(312,414)	(104,194)	(14,900)
Depreciation of property and equipment	1,299,384	1,418,492	1,526,471	218,282
Amortization of deferred income	(49,301)	(72,415)	(88,901)	(12,713)
Impairment of long-lived assets	156,241	—	—	—
Amortization of intangible assets	3,778	3,778	3,777	540
Amortization of land use rights	217,323	270,063	278,643	39,845
Deferred tax assets	(3,247)	3,988	(76,084)	(10,880)
Deferred tax liabilities	118,758	91,371	(76,541)	(10,945)
Loss (gain) on disposal of property and equipment and land use rights	5,262	(3,776)	6,455	923
Share based compensation expenses	1,509,806	1,537,740	1,731,063	247,539
Share of income of equity method investees	(80,301)	(166,980)	(293,919)	(42,030)
Impairment loss of other investments	19,105	61,246	15,450	2,209
Investment gain and revaluation of investments	(10,217)	(135,132)	(109,025)	(15,590)
Gain on disposal of equity method investees	—	—	(259)	(37)
Gain on disposal of subsidiaries	—	—	(1,861)	(266)
(Gain) loss on disposal of other investments	—	(4,417)	642	92
Non-cash lease expense	130,447	76,567	60,467	8,647
Changes in operating assets and liabilities:
Accounts receivables	(199,852)	(126,178)	15,018	2,148
Amounts due from related parties	(25,220)	(39,543)	(16,825)	(2,406)
Other receivables and prepayments	12,613	(185,599)	(340,829)	(48,738)
Interest receivables on short-term investments	(6,201)	(19,424)	(27,774)	(3,972)
Inventories	601,440	944,727	(25,445)	(3,639)
Dividends received from equity method investees	102,545	156,517	131,684	18,831
Accounts payable	2,565,874	(2,170,812)	(2,169,266)	(310,201)
Advances from customers	(47,543)	345,303	(142,602)	(20,392)
Accrued expenses and other current liabilities	666,260	(356,287)	(216,349)	(30,938)
Amounts due to related parties	(40,063)	(2,486)	(2,405)	(344)
Deferred income	46,882	5,780	23,201	3,318
Operating lease liabilities	(127,500)	(74,878)	(69,811)	(9,983)
Net cash generated from operating activities	14,414,513	9,128,983	7,454,245	1,065,943

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands)

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(z)
Cash flows from investing activities:
Purchases of property and equipment	(2,167,178)	(2,723,247)	(1,985,766)	(283,961)
Purchases of land use rights	(3,063,559)	(839,339)	(80,772)	(11,550)
Government subsidies received for land use rights	347,070	412,926	278,516	39,827
Proceed from disposal of property and equipment and land use rights	199,013	20,505	14,835	2,121
Purchases of short-term investments	(3,959,000)	(4,484,636)	(10,948,688)	(1,565,642)
Redemption of short-term investments upon maturities	3,565,610	4,608,304	7,028,856	1,005,113
Investments in equity method investees and other investments	(282,542)	(374,921)	(2,482,589)	(355,006)
Proceed from disposal of equity method investments and other investments	—	14,590	2,014	288
Deposit paid for equity method investments	—	(250,500)	(60,000)	(8,580)
Cash paid for loan originations	(19,785)	(59,752)	(106,886)	(15,284)
Net inflow (outflow) for disposal of subsidiaries	1,416	—	(11,520)	(1,647)
Cash received from loan repayments	62,193	106,336	103,185	14,755
Other investing activities	156,425	4,184	(48,235)	(6,898)
Net cash used in investing activities	(5,160,337)	(3,565,550)	(8,297,050)	(1,186,464)

VIPSHOP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands)

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(z)
Cash flows from financing activities:
Proceeds from bank and other borrowings	2,093,483	6,399,917	13,151,312	1,880,613
Repayment to bank and other borrowings	(3,355,887)	(5,444,814)	(9,677,000)	(1,383,793)
Borrowing from equity method investees	53,500	65,000	30,000	4,290
Repayment of loans from equity method investees	(14,800)	(108,700)	(30,000)	(4,290)
Repayment of loans from non-controlling interests shareholders	(47,250)	(36,100)	(84,300)	(12,055)
Borrowing from non-controlling interests shareholders	58,550	97,800	37,800	5,405
Capital contributions from non-controlling interests shareholders	285,450	160,500	8,000	1,144
Repurchase of ordinary shares	(5,106,944)	(3,865,781)	(4,940,778)	(706,522)
Net proceeds of Vipshop Outlet REIT	—	—	1,385,787	198,165
Cash paid to non-controlling interests shareholders for deregistration of subsidiaries	—	(1,275)	—	—
Acquisition of non-controlling interests	(73,000)	(512,237)	—	—
Dividend distribution to non-controlling interest shareholders	(39,107)	(39,417)	(22,350)	(3,196)
Dividend distribution to shareholders	—	(1,684,721)	(1,795,384)	(256,736)
Proceeds from issuance of ordinary shares upon exercise of share options	—	249	1,341	192
Net cash used in financing activities	(6,146,005)	(4,969,579)	(1,935,572)	(276,783)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	85,794	63,283	(52,962)	(7,573)
Net increase (decrease) in cash, cash equivalents and restricted cash	3,193,965	657,137	(2,831,339)	(404,877)
Cash, cash equivalents and restricted cash at beginning of the year	23,103,401	26,297,366	26,954,503	3,854,443
Cash, cash equivalents and restricted cash at end of the year	26,297,366	26,954,503	24,123,164	3,449,566
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents	25,414,729	26,352,161	22,990,435	3,287,588
Restricted cash	882,637	602,342	1,132,729	161,978
Total cash, cash equivalents and restricted cash at end of the year	26,297,366	26,954,503	24,123,164	3,449,566
Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	26,480	57,681	71,154	10,175
Income tax paid	1,778,785	2,169,488	2,443,103	349,359
Supplemental disclosure of non-cash activities:
Capital contribution from non-controlling interests shareholders settled by dividend payable, net of tax of nil, RMB840 and nil in the years ended December 31, 2023, 2024 and 2025, respectively	—	3,360	—	—
Right-of-use assets obtained under operating lease	32,594	31,231	53,305	7,623

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1.Organization and principal activities

Vipshop Holdings Limited (the “Company”) was incorporated in the Cayman Islands on August 27, 2010. The Company, through its subsidiaries, VIEs and VIEs’ subsidiaries (collectively, the “Group”), operates online platforms that offer high-quality branded products to consumers in the People’s Republic of China (the “PRC”) through flash sales on its vipshop.com, vip.com online platforms. Flash sale represents an online retail format combining the advantages of e-commerce and discount sales through selling a finite quantity of discounted products or services online for a limited period of time.

The Group also operates retail stores in China to supplement its online growth strategy. The Group acquired Shan Shan Outlets in July 2019, a leading player in the outlets industry in China, to establish presence in the offline outlet business in China.

2.Summary of significant accounting policies

(a)Basis of presentation

The consolidated financial statements have been prepared in accordance with U.S. GAAP.

(b)Principles of consolidation

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

The Group, through Vipshop China, entered into a series of contractual arrangements with certain PRC domestic companies and the Nominee Shareholders, pursuant to which the Group is entitled to have the power to direct the activities that most significantly impact the VIEs, and receive effectively all economic benefits generated from the Nominee Shareholders’ equity interests in these VIEs. By entering into a series of contractual arrangements, the Group established three sets of VIEs: (i) Guangzhou Vipshop E-Commerce Co., Ltd. (“Vipshop E-Commerce”); (ii) Guangzhou Vipshop Information Technology Co., Ltd. (“Vipshop Information”); and (iii) Pin Jun Tong Enterprise Management & Consulting Co., Ltd. (“Pin Jun Tong”).

The Group has concluded that it is the ultimate primary beneficiary of these PRC domestic companies and accordingly, consolidates these VIEs.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(b)Principles of consolidation (Continued)

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Group, through the WFOE, entered into with the consolidated VIEs and their Nominee Shareholders:

Equity Interest Pledge Agreements

The Nominee Shareholders of these PRC domestic companies pledged all of their equity interests in these PRC domestic companies as collateral to ensure that these PRC domestic companies fully perform its obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and other applicable Agreement, and pay the consulting and service fees and repay the loan and the accrued interests to the WFOE when the same becomes due. The agreement will remain in effect until all of the obligations of these PRC domestic companies under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and other applicable Agreement have been duly performed or terminated.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(b)Principles of consolidation (Continued)

Risks in relation to the VIE structure

The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The equity holders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are certain risks related to the Contractual Agreements, which include but are not limited to the following:

●	The interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content may pose effects on us. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our online retail channels;
●	The Group relies on contractual arrangements with the consolidated VIEs and their respective shareholders for the operation of their business, which may not be as effective as direct ownership. If the consolidated VIEs and their respective shareholders fail to perform their obligations under these contractual arrangements, the Group may have to resort to arbitration or litigation to enforce their rights, which may be time-consuming, unpredictable, expensive, and damaging to their operations and reputation;
●	The shareholders of the significant consolidated VIEs have potential conflict of interest with the Group, which may adversely affect their business;
●	The Group may lose the ability to use and enjoy assets held by the consolidated VIEs that are important to the operation of their business if either such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding;
●	The Group’s business may be significantly affected by the PRC Foreign Investment Law;
●	The contractual arrangements with the consolidated VIEs may result in adverse tax consequences to the Group.

The financial information of the Group’s VIEs and VIEs’ subsidiaries, including total assets, total current liabilities, total liabilities, net revenues, total operating expenses, net income and cash flows after intercompany eliminations are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Total assets	6,504,813	5,678,365
Total current liabilities	(899,497)	(928,299)
Total liabilities	(901,256)	(930,527)

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(b)Principles of consolidation (Continued)

Risks in relation to the VIE structure (Continued)

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	372,530	306,576	292,344
Total operating expenses	(62,931)	(56,759)	(35,938)
Net income	235,406	308,464	341,871

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash used in operating activities	(721,336)	(749,147)	(399,537)
Net cash used in investing activities	(123,591)	(155,901)	(505,959)
Net cash used in financing activities	—	(1,854)	—

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(c)Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. The Group’s management made their estimates based on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include inventory write-downs, delivery day estimate, impairment of goodwill and long-lived assets and valuation of other investments. Changes in facts and circumstances may result in revised estimates.

(d)Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposit that are not restricted as to withdrawal or use and highly liquid investments with maturity of less than three months.

(e)Restricted cash

The Group’s restricted cash represents mainly deposits held in a designated bank account related to online payments service, security deposits of short - term loans and other restricted cash items.

(f)Short-term investments

Short-term investments consist primarily of financial products offered by commercial banks in mainland China and Hong Kong with fixed maturity dates ranging from three months to one year.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(g)Inventories

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

(h)Accounts receivables, net

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

(i)Other receivables and prepayments, net

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(j)Property and equipment, net

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

(k)Land use rights, net

Land use rights represent the amounts paid and relevant costs incurred for the Group’s leases for the right of use for lands located in PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use right agreements.

(l)Intangible assets, net

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(l)Intangible assets, net (Continued)

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

(m)Investments in equity method investee and other investments

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

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

(n)Impairment of long-lived assets

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

The Group evaluates intangible asset that is not subject to amortization for impairment annually. When performing the impairment analysis for such intangible assets, the Group will first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the intangible assets is more likely than not to exceed the fair value, then a quantitative impairment test is performed. To perform a quantitative impairment test of intangible assets, the Group performs an assessment that consists of a comparison of the fair values of the intangible assets with their carrying amounts. The Group recognizes impairment loss on the amount by which the carrying value exceeds the fair value of the asset. After an impairment loss is recognized, the Group uses adjusted carrying amount of the long-lived assets and intangible asset as its new accounting basis.

The Group recorded long-lived assets impairment of RMB156,241, nil and nil during the years ended December 31, 2023, 2024 and 2025, respectively, in general and administrative expenses on the consolidated statements of income and comprehensive income.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(o)Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.

In accordance with ASC 350, the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Group considers factors such as macroeconomic conditions, industry, regulation and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The management concluded that goodwill was not impaired as of December 31, 2023, 2024 and 2025, respectively.

The Group performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(p)Business combinations and non-controlling interests

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(p)Business combinations and non-controlling interests (Continued)

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

(q)Leases

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(q)Leases (Continued)

From the Perspective of Lessee (Continued)

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

(r)Revenue recognition

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(r)Revenue recognition (Continued)

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

Revenue was recorded net of surcharges, VAT and sales tax on cross border revenue. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. Revenues also include fees charged to customers for shipping and handling expenses for online product revenue.

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

Return rights

The Group offers online sales customers with an unconditional right of return for a period of 7 days upon receipt of the products. Accordingly, the Group estimates the expected customer merchandize returns, based on historical return patterns, to record the revenue reversal and a corresponding refund liability which is included in accrued expenses and other current liabilities (Note 11).

Other revenues

Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets and warehouses, fees charged to third-party merchants where the Group provides platform access for sales of their products, logistic services revenue to third-parties, loan facilitation service income and membership fee income.

The Group provides promotion and advertising services to the merchants on its as well as third-party marketing affiliate’s website or mobile applications. The Group recognizes revenue from performance - based marketing services when the customers are charged based on effective clicks or sales, and from display the advertising services over the agreed period or based on the impressions at an agreed rate per thousand impressions.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(r)Revenue recognition (Continued)

Other revenues (Continued)

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

Remaining performance obligations

Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. As of December 31, 2024 and 2025, the Group had unfulfilled performance obligations for products to be passed to customers of RMB1,801.2 million and RMB1,673.1 million, and performance obligations related to Super VIP membership fee and reward points of RMB394.1 million and RMB422.6 million, respectively. The Group expects revenue to be recognized for the remaining performance obligations within the next year. The remaining performance obligations are accounted under advance from customers and deferred income.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(r)Revenue recognition (Continued)

Disaggregation of revenue

The Group disaggregates its product revenue from different types of contracts with customers by nature, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. The Group disaggregates its other revenue from different types of contracts with customers by service income and lease income, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. Service income mainly relate to revenues from product promotion and online advertising revenues, fees charged to third-party merchants which the Group provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income. Lease incomes are mainly earned from the Shan Shan Outlets. The amounts of service income and lease income were RMB4.94 billion and RMB2.30 billion, RMB4.96 billion and RMB2.73 billion, RMB5.12 billion and RMB3.40 billion, for the years ended December 31, 2023, 2024 and 2025, respectively.

The following table sets forth the disaggregation of revenue:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Product revenues
Womenswear and menswear	37,628,436	34,825,405	32,332,442
Shoes and bags	9,384,021	8,301,476	7,645,338
Skincare and cosmetics	15,669,280	14,015,643	13,069,012
Sportswear and sporting goods	13,870,228	13,748,205	14,030,473
Home goods and other lifestyle products	8,620,465	8,553,989	9,511,250
Baby and children products	9,606,808	9,032,306	11,061,599
Supermarket and other products	10,834,247	12,257,526	9,748,712
	105,613,485	100,734,550	97,398,826
Other revenues	7,242,535	7,686,282	8,520,720
Total net revenues	112,856,020	108,420,832	105,919,546

The following table summarizes the Group’s revenues recognized at a point in time or over time:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues recognized at a point in time	108,123,465	103,076,990	99,718,096
Revenues recognized over time	4,732,555	5,343,842	6,201,450
Total net revenues	112,856,020	108,420,832	105,919,546

Contract balances

The estimated returns of inventory remained in-transit were recorded as contract assets included in inventory. The balance of contract assets is RMB360.5 million and RMB318.5 million as of December 31, 2024 and 2025, respectively.

The Group’s contract liabilities mainly consist of prepayments from customers, Super VIP membership fee, reward points and refund liability related to estimated return. As of December 31, 2024 and 2025, the balances of the contract liabilities are RMB2,706.0 million and RMB2,564.1 million, included in advances from customers, deferred income and accrued expenses and other current liabilities.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(r)Revenue recognition (Continued)

Contract balances (Continued)

At beginning of the years ended December 31, 2023, 2024 and 2025, contract liabilities, excluding refund liabilities related to estimated returns amounting to RMB339.8 million, RMB494.8 million and RMB510.7 million, respectively, were recognized as revenue during the years, and contract liabilities excluding refund liabilities related to estimated returns of RMB468.5 million as of December 31, 2025, are expected to be realized in the following financial year.

(s)Cost of revenues

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

(t)Fulfilment expenses

Fulfillment expenses primarily consist of shipping and handling expenses, packaging expenses, depreciation and amortization of warehouse and logistics equipment, compensation and benefits of logistics and client service cost.

(u)Marketing expenses

Marketing expenses primarily represent advertising expenses incurred in connection with customer acquisition and brand promotional activities, as well as compensation and benefits of marketing staff.

Advertising expenses are charged to the consolidated statements of income and comprehensive income in the period incurred. The amounts of advertising expenses incurred were RMB1.82 billion, RMB1.97 billion and RMB2.01 billion for the years ended December 31, 2023, 2024 and 2025, respectively.

(v)Technology and content expenses

Technology and content expenses primarily consist of compensation and benefits of IT personnel, depreciation of IT equipment, telecommunications expenses, and expenses incurred in creating content for sales events on retail channels.

(w)General and administrative expenses

General and administrative expenses primarily consist of compensation and benefits of headquarters and administrative staff, payment processing fees, depreciations, rental expenses, and other administrative and overhead expenses.

(x)Government grants

Government grants consist of grants related to depreciable assets and other cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Government grants related to depreciable assets are recognized in statement of income over the periods in which depreciation expense on those assets is recognized, corresponding to the useful lives of the assets. Other subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. RMB495,078, RMB635,673 and RMB704,602 of government grants recognized were included in other operating income for the years ended December 31, 2023, 2024 and 2025, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(y)Foreign currency transactions and translations

The functional currency of the Company, Vipshop International Holdings Limited and other offshores subsidiaries is the United States dollar (“US dollar”). The functional currency of all the other significant subsidiaries and the VIEs is RMB. Foreign currency denominated monetary assets and liabilities are translated into the functional currency at the prevailing exchange rates as of the balance sheet date. Transactions in foreign currencies are translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income and comprehensive income.

RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.

The value of RMB is subject to changes by central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB23.31 billion and RMB21.74 billion as at December 31, 2024 and 2025, respectively.

(z)Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of RMB6.9931 to US$1.00, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2025.

(aa)Taxation

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

Deferred tax is recognized on the undistributed earnings of subsidiaries, which are presumed to be distributed to parent companies, unless there is sufficient evidence that the subsidiaries have invested or will invest the undistributed earnings permanently in the domestic jurisdictions.

(ab)Value added taxes

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(ac)Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, comprehensive income (loss) is reported in the consolidated statements of income and comprehensive income, and other comprehensive income (loss) includes foreign currency translation adjustments and changes in fair value of debt securities derived from the share of (loss) income of an equity method investee.

(ad)Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2023, 2024 and 2025.

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

(ae)Fair value of financial instruments

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(ae)Fair value of financial instruments (Continued)

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

Certain cash-settled share-based compensation arrangements granted by Shan Shan Outlets are recorded as Level 3 financial instruments which are revalued at each reporting period end. The fair value of the liability relating to the cash-settled share-based compensation arrangements was determined using the Monte Carlo Simulation through simulation of the future net profits of the Shan Shan Outlets as disclosed in Note 23(c).

(af)Share-based compensation

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(ag)Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(ah)Treasury shares

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

(ai)Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

For the years ended December 31, 2023, 2024 and 2025, the Group has determined it has five operating segments, Vip.com, internet finance, Shan Shan Outlets, offline shops and City Outlets, in which the CODM reviews its financial result on a regular basis.Vip.com and Shan Shan Outlets have been identified as reportable segments. Internet finance, offline shops and City Outlets operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold. The financial information of the respective segments is disclosed in Note 24.

(aj)Recent accounting pronouncements

Recent adopted accounting pronouncements

In December 2023, The FASB has issued ASU No. 2023-09, Improvements to Income Tax Disclosures. Under the ASU, public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate).” For public business entities, the standard is effective for annual periods beginning after December 15, 2024. For other entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Group has adopted ASU 2023-09 in 2025 retrospectively and updated the income tax disclosure in Note 19.

Recent accounting pronouncements issued not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)-Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU No. 2024-03. The new guidance is intended to improve disclosures about a public business entity’s expenses by enhancing specified information about certain costs and expenses at each interim and annual reporting period so that investors can better understand an entity’s overall performance, including its cost structure, and assess potential future cash flows. This guidance is effective for fiscal years beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company is in the process of evaluating the impact that this guidance will have on the consolidated financial statements and related disclosures.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.Summary of significant accounting policies (Continued)

(aj)Recent accounting pronouncements (Continued)

Recent accounting pronouncements issued not yet adopted (Continued)

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The guidance was issued to provide a practical expedient to measure credit losses on current accounts receivable and current contract assets. The guidance is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption of the guidance is permitted. The Group is currently evaluating the impact the guidance will have on its consolidated financial statements.

3.	Accounts receivables, net

Components of accounts receivables are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Receivables for logistics and warehousing services rendered	289,862	255,400
Receivables from payment platform	130,460	215,538
Trade receivables (Note a)	226,464	220,640
Others (Note b)	284,631	217,046
Subtotal	931,417	908,624
Allowance for doubt accounts:
Balance at beginning of the year	(60,665)	(16,259)
Write-offs	53,058	9,983
Provision	(8,652)	(13,128)
Allowance as of the end of the year	(16,259)	(19,404)
Accounts receivables, net	915,158	889,220

Notes:

(a)	Trade receivables represent financing extended to certain customers when they select to pay for the online product purchases through installments.
(b)

Others mainly represent receivables from provision of rental, online promotion and advertising services, receivables from financing service fees and receivables from government subsidies for customers.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

4.	Other receivables and prepayments, net

Components of other receivables and prepayments are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
VAT and EIT recoverable	688,291	905,397
Deposits	51,943	46,319
Interest receivable	764,049	883,022
Prepayment to suppliers related to procurement activities of goods and services	309,309	440,956
Prepaid expense	96,475	75,360
Loans to third parties	184,700	187,900
Advances to suppliers related to financing activities	330,902	299,660
Others	162,668	144,703
Subtotal	2,588,337	2,983,317
Allowance for doubtful account:
Balance at beginning of the year	(67,379)	(115,287)
Write-offs	—	923
Provision	(47,908)	(8,652)
Allowance as of the end of the year	(115,287)	(123,016)
Total	2,473,050	2,860,301

5.	Inventories

Inventories consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Products	5,628,201	5,639,670
Others	28,979	32,050
Inventories	5,657,180	5,671,720
Inventory write-down	(625,111)	(518,307)
Total	5,032,069	5,153,413

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

6.	Property and equipment, net

	As of December 31,
	2024	2025
	RMB	RMB
Cost:
Buildings	20,496,536	21,675,499
Furniture, fixtures and equipment	3,700,956	3,847,020
Leasehold improvements	1,608,217	1,686,600
Motor vehicles	30,662	31,961
Software	128,253	125,095
Construction in progress	600,374	201,998
Sub-total	26,564,998	27,568,173
Less: Accumulated depreciation	(7,653,439)	(8,915,274)
Less: Accumulated impairment	(618,788)	(341,366)
Property and equipment, net	18,292,771	18,311,533

Depreciation expenses charged were RMB1,299.4 million, RMB1,418.5 million and RMB1,526.5 million for the years ended December 31, 2023, 2024 and 2025, respectively.

During the year ended December 31, 2023, the Group identified impairment indicator for its leasehold improvements and furniture related to offline shops and city outlets due to their declining performance and recognized an impairment loss of RMB20,584 related to leasehold improvement and RMB135,657 related to ROU assets as disclosed in Note 14.

No impairment indicator was identified and no impairment losses were recognized during the years ended December 31, 2024 and 2025. During the year ended December 31, 2025, certain fully impaired transit warehouses and leasehold improvements related to offline shops with a total accumulated impairment loss of RMB277,422 were written off as the Group has determined that it is not probable for the balance to be recovered.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

7.	Land use rights, net

	As of December 31,
	2024	2025
	RMB	RMB
Land use rights	11,907,443	11,926,369
Less: accumulated amortization	(1,166,035)	(1,444,679)
Less: accumulated impairment	(55,008)	(55,008)
Land use rights, net	10,686,400	10,426,682

The expiry dates of the land use rights range from the years 2049 to 2073.

Amortization expenses charged were RMB217.3 million, RMB270.1 million and RMB278.6 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Amortization expenses are expected to be at RMB279.1 million for each of the years ending December 31, 2026, 2027, 2028, 2029 and 2030, respectively.

There is no impairment on land use rights recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

8.	Intangible assets, net

	As of December 31, 2024				As of December 31, 2025
		Accumulated				Accumulated
		amortization	Accumulated	Net		amortization	Accumulated	Net
	Cost	(Note a)	Impairment	amount	Cost	(Note a)	Impairment	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domain names	15,004	(15,004)	—	—	14,452	(14,452)	—	—
Trademarks	24,987	(16,811)	—	8,176	24,987	(20,584)	—	4,403
Payment license (Note b)	319,660	—	—	319,660	319,660	—	—	319,660
Others	72,574	(55,659)	(16,907)	8	72,574	(55,663)	(16,907)	4
Total	432,225	(87,474)	(16,907)	327,844	431,673	(90,699)	(16,907)	324,067

Notes:

(a)

Amortization expenses for intangible assets were RMB3,778, RMB3,778 and RMB3,777 for the years ended December 31, 2023, 2024 and 2025, respectively. Amortization expenses are expected to be at RMB3,777 for the year ending December 31, 2026, RMB630 for the year ending December 31, 2027, and nil for the years ending December 31, 2028, 2029 and 2030, respectively.

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

(c)	No impairment on intangible assets was recognized during the years ended December 31, 2023, 2024 and 2025, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

9.	Investments in equity method investees

Investments in equity method investees as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Sichuan VipFubon Consumer Finance Co., Ltd (“VipFubon”)	270,683	572,427
Sequoia Fashion and Technology Industry Fund Investment Limited Partnership	429,965	269,515
Shanxi Tianmei Shan Shan Outlets Shopping Mall Co., Ltd (“Shanxi Shan Shan”)	582,608	604,083
Guofu Life Insurance Co., Ltd	134,668	161,418
Gansu Shan Shan Outlets Shopping Mall Co., Ltd (“Gansu Shan Shan”)	174,907	191,605
Lishui Huilian Ruitong Equity Investment Limited Partnership (“Lishui Huilian Ruitong”)	—	646,064
Others	419,562	702,022
Less:
Impairment	(10,350)	(10,350)
Total	2,002,043	3,136,784

During the years ended December 31, 2023, 2024 and 2025, the Group recognized gain on disposal of equity method investees at the amount of nil, nil and RMB259, respectively.

During the years ended December 31, 2023, 2024 and 2025, the Group recognized its share of income of equity method investees at the amount of RMB80,301, RMB166,980 and RMB293,919, respectively.

No impairment has been recorded on these investments accounted for under equity method for the years ended December 31, 2023, 2024 and 2025.

During the year ended December 31, 2024, certain equity method investees which were fully impaired with accumulated impairment loss of RMB96,624 were written off as the Group has determined that it is not probable for the balance to be recovered or the investees are deregistered.

During the year ended December 31, 2025, the Group’s additional capital contribution in VipFubon totaling RMB250.5 million, which was initially paid as a deposit during the year ended December 31, 2024, was approved by financial regulatory authorities, resulting in an increase in the equity interest in VipFubon held by the Group to 50.0%. As the Group does not have controlling interest in VipFubon, but can exercise significant influence over the investee, the Group continues to account for this investment using the equity method.

During the year ended December 31, 2025, the Group, together with other third-party companies and limited partnerships, established Lishui Huilian Ruitong in PRC to engage in outlets investment business. The Group holds 41.88% equity interest in Lishui Huilian Ruitong for a total consideration of RMB651.2 million. As the Group does not have controlling interest in Lishui Huilian Ruitong, but can exercise significant influence over the investee, the Group accounts for this investment using the equity method.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

9.	Investments in equity method investees (Continued)

The Group summarizes the condensed financial information of the Group’s equity investments under equity method as a group below in accordance with Rule 4-08 of Regulation S-X:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues	3,116,172	2,277,551	3,059,332
Gross profit	165,578	554,778	1,263,943
Income from operations	310,193	530,092	1,051,391
Net income	260,582	435,189	872,993
Net income attributable to the investees’ ordinary shareholders	260,582	435,189	872,993

	As of December 31,
	2024	2025
	RMB	RMB
Current assets	15,716,003	24,078,308
Non-current assets	12,733,109	14,767,212
Current liabilities	6,549,835	10,965,812
Non-current liabilities	13,811,233	17,333,829

10.	Other investments

Other investments consist of equity investments with readily determinable fair value, equity investments without readily determinable fair value and available-for-sale debt securities. The carrying amounts and fair value of the Group’s other investments as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024
		Unrealized			Balance as
	Original	(losses)	Accumulated	Translation	of year
	cost	gains	impairment	difference	end
	RMB	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	332,025	(148,732)	—	3,884	187,177
Available-for-sale debt securities (Note b)	57,000	—	(3,000)	—	54,000
Equity investments without readily determinable fair value (Note c)	3,221,139	149,182	(355,508)	99,499	3,114,312
Total	3,610,164	450	(358,508)	103,383	3,355,489

	As of December 31, 2025
		Unrealized			Balance as
	Original	(losses)	Accumulated	Translation	of year
	cost	gains	impairment	difference	end
	RMB	RMB	RMB	RMB	RMB
Equity investments with readily determinable fair value (Note a)	281,466	(102,977)	—	(4,236)	174,253
Available-for-sale debt securities (Note b)	57,000	—	(3,000)	—	54,000
Equity investments without readily determinable fair value (Note c)	4,599,844	265,119	(336,403)	43,543	4,572,103
Total	4,938,310	162,142	(339,403)	39,307	4,800,356

Notes:

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

10.	Other investments (Continued)
(a)	Equity investments with readily determinable fair value

During the years ended December 31, 2023, 2024 and 2025, disposal of equity investments with readily determinable fair value generated proceeds of nil, RMB7,405 and RMB57, resulting in realized gain of nil, RMB899 and RMB3, respectively.

The Group recorded mark to market adjustments of RMB(22,723), RMB13,403 and RMB(5,229) in investment (loss) gain and revaluation of investments in the consolidated statements of income and comprehensive income during the years ended December 31, 2023, 2024 and 2025, respectively. Dividend of nil, RMB187 and RMB86 was declared to the Group and recorded in investment (loss) gain and revaluation of investments during the years ended December 31, 2023, 2024 and 2025, respectively.

During the year ended December 31, 2024, certain equity investments with readily determinable fair value which were fully impaired with accumulated impairment loss of RMB48,634 were written off as the Group has determined that is not probable for the balance to be recovered or the investees were liquidated.

(b)	Available-for-sale debt securities

During the years ended December 31, 2023, 2024 and 2025, disposal of available-for-sale debt securities generated proceeds of nil, RMB185 and nil resulting in realized loss of nil, RMB2,314 and nil, respectively. The Group recorded impairment loss of nil, RMB3,000 and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

Dividend of nil, nil and RMB305 was declared to the Group and recorded in investment gain (loss) and revaluation of investments during the years ended December 31, 2023, 2024 and 2025, respectively.

During the year ended December 31, 2024, certain available-for-sale debt securities which were fully impaired with accumulated impairment loss of RMB35,073 were written off as the Group has determined that is not probable for the balance to be recovered or the investees were liquidated.

(c)	Equity investments without readily determinable fair value

During the years ended December 31, 2023, 2024 and 2025, disposal of equity investments without readily determinable fair value which were impaired with accumulated impairment loss of nil, RMB36,000 and RMB34,555 at cash considerations of nil, RMB7,000 and RMB3,550, resulting in disposal gain(loss) of nil, RMB7,000 and RMB(645) recorded in investment gain (loss) and revaluation of investments.

The Group recorded impairment loss of RMB19,105, RMB58,246 and RMB15,450 for years ended December 31, 2023, 2024 and 2025, respectively for the equity investments without readily determinable fair value.

Dividend of RMB29,790, RMB233,646 and RMB33,829 was declared and recorded in investment gain (loss) and revaluation of investments during the years ended December 31, 2023, 2024 and 2025, respectively. During the years ended December 31, 2023, 2024 and 2025, dividends of RMB28,526, RMB225,212 and nil that was declared and reinvested into the equity investments without readily determinable fair value, respectively.

During the years ended December 31, 2023, 2024 and 2025, fair value changes recognized for equity investments which were measured using NAV practical expedient were RMB(25,122), RMB(103,482) and RMB114,254, respectively.

During the year ended December 31, 2024, certain equity investments without readily determinable fair value which were fully impaired with accumulated impairment loss of RMB192,942 were written off as the Group has determined that is not probable for the balance to be recovered or the investees are liquidated.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

11.	Accrued expenses and other current liabilities

	As of December 31,
	2024	2025
	RMB	RMB
Accrued advertising expense	1,101,844	1,083,154
Accrued shipping and handling expenses	1,440,908	1,323,094
Amounts received on behalf of third-party merchants (Note a)	2,305,545	2,415,132
Accrued payroll and social benefits	685,021	689,526
Deposits from vendors	587,339	653,998
Income tax payables	558,515	564,414
Other tax payables (Note b)	444,836	492,840
Accrued rental expenses	64,436	56,138
Accrued administrative expenses	339,262	323,212
Refund liability (Note c)	510,655	468,454
Cash-settled share-based compensation (Note 23(c))	1,258,189	1,627,615
Loan from non-controlling interests shareholders (Note d)	206,000	159,500
Payables for repurchasing of ordinary shares	—	52,218
Others	160,871	31,851
Total	9,663,421	9,941,146

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

(d)	Balance mainly represents loans from non-controlling interests shareholders of Shan Shan Outlets for the outlets’ operation.

12.	Employee retirement benefit

Full time employees in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contributions and accruals made for such employee benefits were RMB455,559, RMB592,786 and RMB617,704 for the years ended December 31, 2023, 2024 and 2025, respectively.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

13.	Short-term loans

Components of the outstanding short-term loans are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
RMB denominated (Note a)	2,397,000	4,446,000
US$ denominated (Note b)	—	1,398,620
EUR denominated (Note c)	2,629	—
Total	2,399,629	5,844,620

Notes:

(a)

During the year ended December 31, 2024, the Group repaid the outstanding short-term loan balances under the facilities as of December 31, 2023 and the letter of guarantee for procurement amounted RMB540.5 million was expired. The Group entered into various new RMB denominated revolving credit facilities for a total credit of up to RMB12.93 billion, in which RMB720.0 million was drawn down and outstanding as short-term loans and RMB1.68 billion was drawn down and outstanding under factoring arrangement as of December 31, 2024, with fixed interest rate ranging from 1.25% to 1.80% per annum, and RMB652.1 million was utilized for issuing letter of guarantee for procurement.

During the year ended December 31, 2025, the Group repaid the outstanding short-term loan balances under the facilities as of December 31, 2024 and the letter of guarantee for procurement amounted RMB611.3 million was expired. The Group entered into various new RMB denominated revolving credit facilities for a total credit of up to RMB21.10 billion, in which RMB294.0 million was drawn down and outstanding as short-term loans and RMB3.00 billion was drawn down and outstanding under factoring arrangement as of December 31, 2025, with fixed interest rate ranging from 0.76% to 1.32% per annum, RMB634.5 million was utilized for issuing letter of guarantee for procurement and RMB101.5 million was utilized as security deposits for short-term investments.

(b)

During the year ended December 31, 2024, the Group amended the facilities for a total credit of up to US$245.5 million (approximately RMB1.79 billion) in which HKD2.0 million and MYR0.3 million (approximately RMB2.4 million or US$0.3 million) was utilized for issuing letter of guarantee for procurement as of December 31, 2024.

During the year ended December 31, 2025, the letters of guarantee for procurement was expired and the Group entered into various new US$ denominated credit facilities for a total credit of up to US$748.5 million (approximately RMB5.23 billion). Among these credit facilities, US$300.0 million (approximately RMB2.10 billion) was utilized and outstanding as short-term loans and EUR0.2 million (approximately RMB1.3 million and US$0.2 million) was utilized for issuing letter of guarantee by the Company as of December 31, 2025. Among the US$300.0 million short-term loans, US$200.0 million (approximately RMB1.40 billion) was US$ denominated and the rest of the short-term loans were RMB denominated.

(c)

During the year ended December 31, 2024, the Group repaid the outstanding short-term loan balances as of December 31, 2023. During the year ending 2024, EUR0.3 million (approximately RMB2.6 million) was drawn down and outstanding as of December 31, 2024, with fixed interest rate of 0.02% per day, and RMB43.3 million was utilized for issuing letter of guarantee for procurement.

During the year ended December 31, 2025, the Group repaid the outstanding short-term loan balances as of December 31, 2024 and the letter of guarantee for procurement amounted RMB38.3 million was expired. As of December 31, 2025, RMB63.9 million was utilized for issuing letter of guarantee for procurement.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

13.	Short-term loans (Continued)

As of December 31, 2023, 2024 and 2025, certain credit facilities with aggregate amounts of RMB1.80 billion, RMB2.39 billion, and RMB6.39 billion, respectively, were guaranteed. As of December 31, 2025, among the guaranteed credit facilities, US$748.5 million (approximately RMB5.23 billion), and RMB665.0 million were guaranteed by the Company and its subsidiaries, and RMB490.0 million were secured by certain patents owned by one subsidiary of the Company. As of December 31, 2024 and 2025, RMB2.34 billion and RMB4.23 billion, respectively, of these credit facilities remained available.

As of December 31, 2024 and 2025, all the amounts of the outstanding balance will be repaid within one year and had been classified as short-term loans.

14.	Leases

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

Supplemental balance sheet information related to the leases are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
ROU assets	433,617	398,798
Operating lease liabilities—current	57,224	47,458
Operating lease liabilities—non-current	591,995	556,951
Weighted-average remaining lease term	10.40	9.45
Weight-average discount rate	4.89%	4.89%

The components of lease costs of these operating leases for the years ended December 31, 2023, 2024 and 2025 are as follow:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease cost for fixed payments	147,260	102,472	90,707
Short-term lease costs	61,487	75,356	89,278
Variable lease costs	52,442	49,540	44,975
Total lease costs	261,189	227,368	224,960

The following table provides supplemental cash flow information related to leases:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	165,828	109,552	100,662

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

14.Leases (Continued)

From the Perspective of Lessee (Continued)

The following table provides the maturities of lease liabilities as of December 31, 2025:

Operating
Maturities of lease liabilities at December 31, 2025	leases
RMB
2026	74,403
2027	61,977
2028	80,936
2029	83,753
2030	81,810
2031 and thereafter	388,828
Total future undiscounted lease payments	771,707
Less: imputed interest	167,298
Total present value of lease liabilities	604,409

For the year ended December 31, 2023, RMB135,657 impairment loss was recorded in general and administrative expenses related to ROU assets of city outlets. No impairment loss was recorded for the years ended December 31, 2024 and 2025.

Lessor arrangement - Operating lease

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

As of December 31, 2025, the undiscounted minimum lease payments expected to be received over the remaining lease terms are as follows: RMB823.7 million for 2026, RMB352.4 million for 2027, and RMB175.4 million for 2028, RMB86.8 million for 2029, RMB65.7 million for 2030 and RMB148.7 million for 2031 and thereafter.

15.	Distribution of profit

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

15.	Distribution of profit (Continued)

Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s PRC entities transferred RMB150,120, RMB193,491 and RMB279,088 from current year’s net income to the general reserve during the years ended December 31, 2023, 2024 and 2025, respectively.

The balance of restricted net assets was RMB16.65 billion as of December 31, 2025.

16.	Capital structure

Dual-class share structure

On September 15, 2014, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. As of December 31, 2024 and 2025, all Class B ordinary shares were held by the Chairman of the Company.

Exercise of share options

During the years ended December 31, 2023 and 2024, nil and 14,000 Class A ordinary shares were issued respectively, as a result of exercise of share options by employees.

During the years ended December 31, 2025, 372,000 treasury shares were re-issued as Class A ordinary shares, as a result of exercise of share options by employees.

Vesting of shares awards

During the years ended December 31, 2023, 2024 and 2025, 1,034,612, 1,118,228 and 61,810 Class A ordinary shares were issued respectively as a result of vesting of shares awards granted to employees.

Repurchase of ordinary shares

During the year ended December 31, 2023, the Group repurchased approximately US$713.3 million (RMB4,968.5 million) of ADS representing 9,755,695 class A ordinary shares in accordance with the US$1.00 billion, US$500.0 million and US$500.0 million share repurchase program the Company’s board of directors authorized in March 2022, March 2023 and May 2023.

During the year ended December 31, 2024, the Group repurchased approximately US$536.1 million (RMB3,852.4 million) of ADS representing 7,668,435 class A ordinary shares in accordance with the US$500.0 million and US$500.0 million share repurchase program the Company’s board of directors authorized in March 2023 and May 2023. In addition, during the same period, the Group repurchased 12,249 class A ordinary shares that had been issued to employees in prior years and were already vested, with no consideration paid by the Group.

During the year ended December 31, 2025, the Group repurchased approximately US$696.7 million (RMB4,997.0 million) of ADS representing 195,526 class A ordinary shares in accordance with the US$500.0 million share repurchase program the Company’s board of directors authorized in May 2023 and 8,491,086 class A ordinary shares in accordance with the US$1.00 billion share repurchase program the Company’s board of directors authorized in August 2024.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

16.	Capital structure (Continued)

Cancellation of ordinary shares

During the year ended December 31, 2023, the Group canceled 26,216,773 class A ordinary shares, out of treasury shares, with carrying value approximately US$1,426.8 million (RMB9,696.3 million).

During the year ended December 31 2025, the Group canceled 5,589,953 class A ordinary shares, out of treasury shares, with carrying value approximately US$395.5 million (RMB2,861.5 million).

Re-issuance of Treasury Shares

During the year ended December 31, 2024, 630,353 of the treasury shares were re-issued to employees of the Group for the purpose of share awards.

During the year ended December 31, 2025, 1,851,595 of the treasury shares were re-issued to employees of the Group for the purpose of share awards and share options.

Dividend

On February 28, 2024, the Company announced that the board of directors approved a cash dividend of US$2.15 per ordinary share, or US$0.43 per ADS, to the holders of ordinary shares and ADSs, respectively, as of the close of business on March 15, 2024. Dividends are recognized when declared. The cash dividends amounted to US$233.3 million (RMB1.67 billion) were paid in April 2024. No dividends had been paid or declared by the Company for the year ended December 31, 2023.

On February 21, 2025, the board of directors of the Company declared a dividend of US$2.40 per ordinary share, or US$0.48 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 11, 2025. The cash dividends amounted to US$247.4 million (RMB1.80 billion) were paid in April 2025.

17.	Non-controlling interests

Non-controlling
interests
RMB
Balance as of December 31, 2023	1,598,354
Net income attributable to non-controlling interests	99,010
Acquisition of additional equity interests in subsidiaries(i)	(228,345)
Dividend distribution to non-controlling interests holders	(42,891)
Deregistration of subsidiaries	(1,275)
Capital contribution from non-controlling interests shareholders(ii)	155,563
Balance as of December 31, 2024	1,580,416
Net income attributable to non-controlling interests	167,149
Dividend distribution to non-controlling interests holders	(22,350)
Capital contribution from non-controlling interests shareholders(ii)	8,000
Capital contribution from Vipshop Outlet REIT(iii)	1,705,200
Balance as of December 31, 2025	3,438,415
(i)

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

17.	Non-controlling interests (Continued)
(ii)

During the year ended December 31, 2024, a total capital contribution of RMB163,860 was received from the non-controlling interests shareholders of several subsidiaries of Shan Shan Outlets in which RMB155,563 and RMB8,297 was recorded in non-controlling interests and additional paid-in capital, respectively.

During the year ended December 31, 2025, a total capital contribution of RMB8,000 was received from the non-controlling interests shareholders of a Shan Shan Outlet and was recorded in non-controlling interests.

(iii)

In August 2025, Vipshop Outlet REIT that established by the Company to invest in one outlet project owned and operated by Shan Shan Outlets, received formal approval from China’s Securities Regulatory Commission. On September 12, 2025, the Vipshop Outlet REIT was listed on the Shanghai Stock Exchange. The Company subscribed 51% of the units issued by the Vipshop Outlet REIT and consolidates the REIT. The remaining units amounted to RMB1.71 billion was invested by third party investors which was recorded as non-controlling interests. Upon the completion of the listing of the Vipshop Outlet REIT, the Company raised net proceeds for approximately RMB1.39 billion.

The schedule below discloses the effect of changes in the Company’s ownership interests in subsidiaries on the Company’s equity:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net income attributable to Vipshop Holdings Limited’s shareholders	8,116,624	7,739,935	7,242,490
Transfers (to) from the non-controlling interests:
Decrease in the Company’s additional paid-in capital in relation to the acquisition of additional equity interests in subsidiaries	(8,732)	(283,892)	—
Capital contributions from non-controlling interests	(10,630)	8,297	—
Net transfers to non-controlling interests	(19,362)	(275,595)	—
Changes from net income attributable to Vipshop Holdings Limited’s shareholders and transfers from non-controlling interests	8,097,262	7,464,340	7,242,490

18.	Other operating income

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

Other operating income is comprised of:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Government grants	495,078	635,673	704,602
Claims income	168,940	177,924	155,438
Others	137,542	101,611	195,803
Total other operating income	801,560	915,208	1,055,843

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

19.	Income tax expense

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

Singapore

The Company’s wholly owned subsidiaries incorporated in Singapore are subject to Singapore corporate tax at a rate of 17% on the assessable profits arising from Singapore. Vipshop Singapore Pte. is entitled to enjoy the beneficial tax rate at 10% from July 1, 2022 to December 31, 2024, and to enjoy the beneficial tax rate at 15% for trading business from January 1, 2025 to June 30, 2027.

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

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

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

The People’s Republic of China (Continued)

The Group’s subsidiaries and the VIEs in the PRC are all subject to the tax rate at 25% for the periods presented except for some principal subsidiaries that were entitled to the following preferential tax treatment, based on the Group’s assessment and relevant tax regulations:

●	Guangzhou Pinwei Software Co., Ltd. (“Pinwei Software”) was qualified as High and New Technology Enterprises (“HNTE”) and is entitled to a favorable tax rate at 15%. The HNTE qualification was received and approved in December 2020 and need to re-apply every three years, and the HNTE qualification was renewed in December 2023. Pinwei Software is entitled to enjoy the beneficial tax rate at 15% as an HNTE for the years ended December 31, 2023, 2024 and 2025.
●	Vipshop (Guangzhou) Software Co., Ltd. (“Guangzhou Software”) was granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2021, and 50% reduction of income tax (i.e. entitled to a favorable tax rate at 12.5%) for the subsequent three consecutive years started from the taxation year of 2023.
●	Vipshop (Xian) E-Commerce Co., Ltd., Vipshop (Jianyang) E-Commerce Co., Ltd. (“Vipshop Jianyang”), Chongqing Vipshop E-Commerce Co., Ltd. (“Vipshop Chongqing”) have been recognized as “encouraged enterprises in an industry sector encouraged by the PRC government” in the Western Region and are entitled to a preferential tax rate at 15% for the years ended December 31, 2023, 2024 and 2025. Chongqing Pinwei E-commerce Co., Ltd. was established on March 12, 2024 and has been recognized as “encouraged enterprises in an industry sector encouraged by the PRC government” in the Western Region and are entitled to a preferential tax rate at 15% for the years ended December 31, 2024 and 2025.

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group had no unrecognized tax benefits.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

19.	Income tax expense (Continued)

The People’s Republic of China (Continued)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 (US$14.30) in aggregate amount is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion, refusal to pay tax and tax fraud.

Income by tax jurisdictions:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Income from China operations	9,825,456	9,788,828	8,699,263
Income from non-China operations	161,546	198,652	215,420
Total income before income taxes and share of income of equity method investees	9,987,002	9,987,480	8,914,683

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Income tax expenses applicable to Chinese mainland operations:
Current income tax expenses	1,742,444	2,217,077	1,897,251
Deferred tax expenses/(benefits)	131,634	87,956	(145,780)
Subtotal income tax expenses applicable to Chinese mainland operations	1,874,078	2,305,033	1,751,471
Income tax expenses applicable to non-Chinese mainland operations:
Current income tax expenses	8,049	3,079	54,337
Deferred tax (benefits)/expenses	(16,123)	7,403	(6,845)
Subtotal income tax (benefits)/expenses applicable to non-Chinese mainland operations	(8,074)	10,482	47,492
Total tax expense	1,866,004	2,315,515	1,798,963

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

19.	Income tax expense (Continued)

The People’s Republic of China (Continued)

During the years ended December 31, 2023 and 2024, the Group accrued RMB148.8 million and RMB649.9 million withholding tax expenses associated with its earnings distributed or expected to be distributed to the holding company located outside mainland China in Hong Kong SAR, respectively, which was fully paid when the distributions were actually made. During the year ended December 31, 2025, the Group accrued such withholding tax expenses amounting to RMB261.6 million. The remaining undistributed earnings of the Group’s subsidiaries in the PRC that are available for distribution to the Group amount to approximately RMB13.72 billion as of December 31, 2025, which are considered to be indefinitely reinvested under ASC 740-30, Accounting for Income Taxes—Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB686.1 million as of December 31, 2025.

A reconciliation of the income tax expense to income before income tax expense and share of income of equity method investees computed by applying the PRC statutory income tax rate of 25% per the consolidated statements of income and comprehensive income is as follows:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
Income before income taxes and share of income of equity method investees	9,987,002		9,987,480		8,914,683
Computed income tax expense at PRC EIT tax rate	2,496,751	25.0%	2,496,870	25.0%	2,228,671	25.0%
Effect of foreign tax, including:	(68,154)	(0.7)%	(131,089)	(1.3)%	(75,173)	(0.9)%
-Effect of different tax rates of subsidiaries operating in foreign jurisdiction	(53,121)	(0.5)%	(73,738)	(0.7)%	(41,382)	(0.5)%
-Others	(15,033)	(0.2)%	(57,351)	(0.6)%	(33,791)	(0.4)%
Change in valuation allowance	(49,919)	(0.5)%	11,222	0.1%	(45,783)	(0.5)%
Effect of non-deductible expenses, including:	162,876	1.6%	140,517	1.4%	128,485	1.5%
-Share-based compensation expenses of subsidiaries operating in PRC	148,223	1.5%	119,857	1.2%	121,376	1.4%
-Other non-deductible expenses	14,653	0.1%	20,660	0.2%	7,109	0.1%
Tax on dividends and undistributed earnings	148,750	1.5%	649,860	6.5%	261,646	2.9%
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(824,300)	(8.2)%	(851,865)	(8.5)%	(698,883)	(7.8)%
Income tax expense	1,866,004	18.7%	2,315,515	23.2%	1,798,963	20.2%

The income taxes paid (net of refunds) amount disaggregated by foreign taxes and PRC EIT taxes are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
PRC EIT taxes	1,778,409	2,173,022	2,400,582
Foreign taxes	376	(3,534)	42,521
Total income taxes paid	1,778,785	2,169,488	2,443,103

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

19.	Income tax expense (Continued)

The People’s Republic of China (Continued)

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
The aggregate effect	824,300	851,865	698,883
Per share effect:
Class A and Class B ordinary share:
—basic	7.45	8.03	6.98
—diluted	7.32	7.90	6.83

The principal components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	455,594	460,715
Allowance for doubtful debts	23,802	24,827
Impairment of investments	18,774	17,055
Inventory write-down	123,762	104,633
Deferred income	528,094	575,505
Impairment of long-lived assets	176,607	107,901
Others	7,763	9,586
Less: valuation allowance	(653,367)	(543,109)
Total deferred tax assets-non-current	681,029	757,113

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax liabilities:
Fair value adjustments of long-lived assets from business acquisition	482,128	455,587
Withholding tax on undistributed earnings	300,000	250,000
Others	1,735	1,735
Total deferred tax liabilities-non-current	783,863	707,322

As of December 31, 2023, 2024 and 2025, the amount of tax loss carried forward was RMB301.7 million, RMB470.6 million and RMB569.4 million, respectively, for the Group’s subsidiary incorporated in Hong Kong and Singapore, which can be carried forward indefinitely to offset future taxable income if there is no change in shareholding of the Group’s subsidiary. The remaining amount of tax loss of RMB1.90 billion, RMB1.75 billion and RMB1.68 billion, mainly arose from the Group’s certain subsidiaries established in the PRC, which can be carried forward to offset future taxable income and will expire during the period from 2026 to 2030.

As of December 31, 2024 and 2025, respectively, the Group recognized a valuation allowance against deferred tax assets associated with the future benefits of net operating loss carryforwards and other deferred tax assets of certain subsidiaries. This was because management cannot conclude that the realization of these deferred tax assets is more likely than not.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

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

As of December 31, 2024 and 2025, there are 181,734 and 24,032 employee share options or non-vested ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.

Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2023, 2024 and 2025 as follows:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Basic earnings per share attributable to Vipshop Holdings Limited’s ordinary shareholders:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	8,116,624	7,739,935	7,242,490
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	110,695,778	106,074,914	100,072,178
Basic earnings per Class A and Class B ordinary shares	73.32	72.97	72.37

Diluted earnings per share for the years ended December 31, 2023, 2024 and 2025 are calculated as follows:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Diluted earnings per share:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	8,116,624	7,739,935	7,242,490
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	110,695,778	106,074,914	100,072,178
Dilutive employee share options and non-vested ordinary shares	1,856,620	1,780,892	2,311,712
Weighted average number of Class A and Class B ordinary shares outstanding for computing diluted earnings per Class A and Class B ordinary share	112,552,398	107,855,806	102,383,890
Diluted earnings per Class A and Class B ordinary shares	72.11	71.76	70.74

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

21.	Commitments and contingencies

Capital commitment

As of December 31, 2024 and 2025, the Group has contracted for capital expenditures of RMB1,199,691 and RMB258,378, respectively.

Other commitments

The Group has the following commitments:

As of December 31, 2024 and 2025, the Group has investment commitment of RMB654.0 million and RMB941.2 million, respectively.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

22.	Related party transactions

For the years ended December 31, 2023, 2024 and 2025, the Group entered into the following material related party transactions:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Nature of transactions:
Purchase of goods (i)	373,864	294,963	278,988
Purchase of services (i)	838,609	823,372	920,193
Provision of services	17,689	30,952	44,572
Sales of product	73,608	295	383
Interest income	24,011	17,460	12,919
(i)	The goods and services were purchased from companies either controlled by its shareholders or directors and equity method investees of the Group.

Details of the balances with related parties are as follows:

(a)	Amounts due from related parties, net

As of December 31, 2025, amounts due from related parties amounted to RMB762,781. Of this total, RMB29,708 represented interest-bearing loans to Gansu Shanshan, an equity method investee, carrying an annual interest rate of 2.85% and RMB20,307 represented interest-free loans to another equity method investee. The remaining amount consisted of RMB599,078 shareholder deposits to VipFubon at 2.20% and 2.45% annual interest and RMB113,688 primarily for prepayments related to purchases of goods and other services.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

22.	Related party transactions (Continued)
(b)	Amounts due to related parties

Amounts due to related parties as of December 31, 2025 amounted to RMB101,782, mainly includes payables for purchases of goods and other services.

Amounts due to related parties as of December 31, 2024 amounted to RMB104,187, mainly includes payables for purchases of goods and other services.

23.	Share-based payments
(a)	Share incentive plan

The Group adopted three stock incentive plans since inception. The 2011 Stock Incentive Plan and 2012 Share Incentive Plan each terminated at the end of their respective ten-year terms and some grants from each of these plans are still outstanding as of December 31, 2025.

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

No share incentive plan was adopted for the years ended December 31, 2023, 2024 and 2025.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23.	Share-based payments (Continued)
(a)	Share incentive plan (Continued)

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

The Group uses the Binomial model to determine the estimated fair value for each option granted with the assistance of an independent valuation firm. The Group estimates that the forfeiture rate for key management and employees will be nil and 23% for 2023, nil and 29% for 2024, nil and 28% for 2025, respectively.

The share option as of December 31, 2025 is as follows:

			Weighted
			average
		Weighted	remaining
		average	contractual
		exercise	years to	Aggregate
	Options	price per	expiry	intrinsic
	outstanding	share	per share	value
		US$		US$
Outstanding as of December 31, 2024	5,792,691	61.66	4.72 years	32,986
Forfeited	—	—	—	—
Exercised	(372,000)	—	—	—
Outstanding as of December 31, 2025	5,420,691	65.85	3.94 years	122,494
Non-vested as of December 31, 2025	74,495	—	—	—
Options vested and expected to vest as of December 31, 2025	5,420,691	65.85	3.94 years	122,494
Exercisable as of December 31, 2025	5,346,196	65.84	3.94 years	120,885

For the years ended December 31, 2023, 2024 and 2025, the Group recognized share-based payment expenses of RMB283,630, RMB298,650 and RMB302,334 in connection with the share options granted to key management and employees, respectively. The total fair value of share options vested during the years ended December 31, 2023, 2024 and 2025 was RMB283,039, RMB298,114 and RMB301,883, respectively.

As of December 31, 2024 and 2025, there was RMB304,593 and nil unrecognized compensation cost related to unvested share options granted to key management and employees of the Group.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23.	Share-based payments (Continued)
(b)	Non-vested shares

During the years ended December 31, 2023, 2024 and 2025, a total of 2,894,700, 1,794,730, and 1,546,550 non-vested shares were granted to executive officers and employees under the 2014 Plan, respectively.

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

For the years ended December 31, 2024 and 2025, the non-vested shares movement was as follows:

Non-vested shares
outstanding
Outstanding as of December 31, 2024	3,723,979
Granted	1,546,550
Vested	(1,541,405)
Forfeited	(541,222)
Outstanding as of December 31, 2025	3,187,902

The Group recognized compensation expense over the four year service periods on a straight-line basis, and applied a forfeiture rate of nil for key management for years ended December 31, 2023, 2024 and 2025, while the forfeiture rate is 23%, 29% and 28% for employees for the years ended December 31, 2023, 2024 and 2025, respectively. The aggregate fair value of the restricted shares at grant dates was RMB1,549,568, RMB1,083,690 and RMB878,900 during the years ended December 31, 2023, 2024 and 2025, respectively. The fair value of non-vested shares is measured at the respective fair value of the Company’s ordinary shares on the grant dates.

For the years ended December 31, 2023, 2024 and 2025, the Group recognized share-based payment expenses of RMB784,981, RMB879,035 and RMB768,010 in connection with the non-vested shares granted to employees, respectively.

As of December 31, 2024 and 2025, there was RMB1,541,967 and RMB1,431,304 unrecognized compensation cost related to non-vested shares which is expected to be recognized over a weighted average vesting period of 2.55 years and 2.43 years. The weighted average granted fair value per share of non-vested shares granted during the years ended December 31, 2023, 2024 and 2025 were US$76.49 (approximately RMB535.31), US$83.87 (approximately RMB603.82), and US$79.52 (approximately RMB568.30), respectively.

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

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23.	Share-based payments (Continued)
(c)	Share-based awards relating to the Shan Shan Outlets (Continued)

In January 2023, 0.8680% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan. In January 2024, 1.3472% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan. In January 2025, 2.0248% of the equity interest of Shan Shan Outlets were granted to key employees of Shan Shan.

The vesting period is generally 1-4 years of employment services where 25% to 100% will be vested on the first anniversary from grant date with the remaining to be vested ratably over the remaining vesting period. For options granted in 2024, the vesting period is two years, after which 100% of the granted options will be fully vested.

No consideration will be transferred to the Group upon exercise, where the Group shall repurchase the shares at a price determined based on Shan Shan Outlet’s 3-year-audited-average net profit. The fair value of a liability-classified award will be re-measured to an updated fair value at each reporting period until the award is settled. The compensation cost is recognized over the requisite service period, which is usually the vesting period. For the years ended December 31, 2023, 2024 and 2025, the Group recognized share-based payment expenses of RMB441,195, RMB360,055 and RMB660,719 in connection with the share options granted, respectively. For the years ended December 31, 2023, 2024 and 2025, the Shan Shan Outlets repurchased RMB66,829, RMB100,922 and RMB293,383 in connection with the share options granted.

The Group uses the Monte Carlo Simulation Mode (the “MC” model) to determine the estimated fair value for share- based compensation liability below with the assistance of an independent valuation firm as of December 31, 2023, 2024 and 2025.

The assumptions used in determining the fair value of the share-based awards for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Year Ended December 31,
Assumptions	2023	2024	2025
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	2.17%~2.35%	1.41%~1.47%	1.36%~1.43%
Expected volatility	32.95%~38.74%	23.17%~27.53%	19.90%~42.18%
Total fair value of share-based awards	1,097,668	1,540,863	1,749,207

Notes:

(1)	Expected dividend yield:

The expected dividend yield was estimated by the Group based on Shan Shan Outlet’s dividend policy over the expected life of the awards.

(2)	Risk-free interest rate:

Risk-free interest rate was estimated based on the China Government Bonds with a maturity life equal to the time period of the simulation as of the valuation date.

(3)	Expected volatility:

The expected volatility was estimated based on the 3-year average annualized volatility of comparable companies’ revenue.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23.	Share-based payments (Continued)
(d)	Share based compensation expenses

For the years ended December 31, 2023, 2024 and 2025, share based compensation expenses have been included in the following balances on the consolidated statements of income and comprehensive income:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Fulfillment expenses	(77,926)	(84,079)	(68,092)
Marketing expenses	(33,379)	(31,215)	(52,074)
Technology and content expenses	(330,197)	(382,308)	(309,364)
General and administrative expenses	(1,068,304)	(1,040,138)	(1,301,533)
	(1,509,806)	(1,537,740)	(1,731,063)

24.	Segment information

Segment revenue and results

For the years ended December 31, 2023, 2024 and 2025, the Group has determined it has five operating segments, Vip.com, internet finance, Shan Shan Outlets, offline shops and City Outlets.Vip.com and Shan Shan Outlets have been identified as reportable segments while internet finance, offline shops and City Outlets operating segments were aggregated as others reportable segment.

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

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Segment information (Continued)

Segment revenue and results (Continued)

The tables below provide a summary of the Group’s operating segment results including the significant expense categories and amounts for each reportable segment that are regularly provided to the CODM for the years ended December 31, 2023, 2024 and 2025:

		Shan Shan
Year Ended December 31, 2023	Vip.com	Outlets	Others	Total
	RMB	RMB	RMB	RMB
Revenues from external customers	109,177,540	2,771,018	907,462	112,856,020
Inter-segment revenues (Note a)	378,941	24,959	326,591	730,491
	109,556,481	2,795,977	1,234,053	113,586,511
Reconciliation of total net revenues
Elimination of inter-segment revenues				(730,491)
Total net revenues				112,856,020
Less:
Cost of revenues	(85,569,090)	(1,488,518)	(405,095)
Fulfillment expenses (Note b)	(8,151,510)	–	–
Marketing expenses (Note b)	(3,170,057)	(170,246)	–
Technology and content expenses (Note b)	(1,350,414)	–	–
General and administrative expenses (Note b)	(2,312,911)	(457,780)	(530,555)
Share-based compensation expenses (Note c)	(1,023,215)	(441,195)	–
Other segment items (Note d)	639,886	122,882	(174,558)
Segment income from operations	8,619,170	361,120	123,845	9,104,135
Reconciliation of profit or loss:
Other income and expenses (Note e)				882,867
Income before income taxes and share of income of equity method investees				9,987,002

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Segment information (Continued)

Segment revenue and results (Continued)

		Shan Shan
Year Ended December 31, 2024	Vip.com	Outlets	Others	Total
	RMB	RMB	RMB	RMB
Revenues from external customers	104,379,002	3,284,968	756,862	108,420,832
Inter-segment revenues (Note a)	352,166	25,761	205,325	583,252
	104,731,168	3,310,729	962,187	109,004,084
Reconciliation of total net revenues
Elimination of inter-segment revenues				(583,252)
Total net revenues				108,420,832
Less:
Cost of revenues	(81,251,073)	(1,626,883)	(344,551)
Fulfillment expenses (Note b)	(8,241,185)	—	—
Marketing expenses (Note b)	(2,766,702)	(200,850)	—
Technology and content expenses (Note b)	(1,424,414)	—	—
General and administrative expenses (Note b)	(2,290,281)	(558,476)	(333,414)
Share-based compensation expenses (Note c)	(1,137,590)	(360,055)	—
Other segment items (Note d)	731,609	160,771	(187,737)
Segment income from operations	8,351,532	725,236	96,485	9,173,253
Reconciliation of profit or loss:
Other income and expenses (Note e)				814,227
Income before income taxes and share of income of equity method investees				9,987,480

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Segment information (Continued)

Segment revenue and results (Continued)

		Shan Shan
Year Ended December 31, 2025	Vip.com	Outlets	Others	Total
	RMB	RMB	RMB	RMB
Revenues from external customers	101,136,509	4,058,022	725,015	105,919,546
Inter-segment revenues (Note a)	384,346	23,516	189,172	597,034
	101,520,855	4,081,538	914,187	106,516,580
Reconciliation of total net revenues
Elimination of inter-segment revenues				(597,034)
Total net revenues				105,919,546
Less:
Cost of revenues	(79,555,236)	(1,859,631)	(350,505)
Fulfillment expenses (Note b)	(8,200,923)	—	—
Marketing expenses (Note b)	(2,719,647)	(234,942)	—
Technology and content expenses (Note b)	(1,355,745)	—	—
General and administrative expenses (Note b)	(2,323,903)	(644,851)	(263,248)
Share-based compensation expenses (Note c)	(1,039,023)	(660,719)	—
Other segment items (Note d)	856,160	175,818	(204,239)
Segment income from operations	7,182,538	857,213	96,195	8,135,946
Reconciliation of profit or loss:
Other income and expenses (Note e)				778,737
Income before income taxes and share of income of equity method investees				8,914,683

Notes:

(a)

Inter-segment revenues mainly consist of payment processing, inter platform technical services, warehousing rental services and supply chain management services, promotion services provided by Vip.com to internet finance business and by offline shops to Vip.com, and internal procurement between offline shops, Shan Shan Outlets and Vip.com.

(b)	These expenses exclude share-based compensation expenses.
(c)	The detail information was disclosed in Note 23.
(d)	For each segment, the other segment items category includes:

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

(e)	Other income and expenses include interest income, exchange gain/(loss), investment gain/(loss) and revaluation of investments, interest expenses and impairment loss of investments.

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Segment information (Continued)

Segment revenue and results (Continued)

Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total depreciation of property and equipment, net
Vip.com	851,630	924,097	928,680
Shan Shan Outlets	417,226	476,943	585,577
Others	30,528	17,452	12,214
	1,299,384	1,418,492	1,526,471

Interest income and expenses (included in the measurement of segment profit or loss):

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Interest income
Vip.com	654,485	610,161	643,679
Shan Shan Outlets	42,807	41,932	53,646
Others	84,532	158,734	105,697
Inter-segment interest income	(1,532)	(1,035)	(1,435)
	780,292	809,792	801,587
Interest expenses
Vip.com	(22,821)	(57,627)	(86,718)
Shan Shan Outlets	(111)	(53)	(3,319)
Others	(1,532)	(1,031)	(1,435)
Inter-segment interest expense	1,532	1,035	1,435
	(22,932)	(57,676)	(90,037)

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Share of income (loss) of investments accounted under the equity method
Vip.com	52,212	1,647	(1,933)
Shan Shan Outlets.	112,868	121,071	141,924
Others	(84,779)	44,262	153,928
	80,301	166,980	293,919

	As of December 31,
	2024	2025
	RMB	RMB
Total assets
Vip.com	51,103,217	53,572,887
Shan Shan Outlets.	19,971,408	21,650,040
Others	3,861,501	3,620,391
	74,936,126	78,843,318

VIPSHOP HOLDINGS LIMITED

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Segment information (Continued)

Segment revenue and results (Continued)

	As of December 31,
	2024	2025
	RMB	RMB
Investments in equity method investees
Vip.com	1,106,779	2,174,846
Shan Shan Outlets.	760,596	800,520
Others	134,668	161,418
	2,002,043	3,136,784

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total expenditure for additions of long-lived assets
Vip.com	2,330,278	870,593	590,415
Shan Shan Outlets.	2,895,954	2,687,663	1,469,068
Others	4,505	4,330	7,055
	5,230,737	3,562,586	2,066,538

Geographic information

Substantially all revenues and long-lived assets of Group are derived from and located in the PRC.

25.	Subsequent event

On February 26, 2026, the board of directors of the Company declared a dividend of US$3.10 per ordinary share, or US$0.62 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 10, 2026. The cash dividends are expected to be paid in April 24, 2026.

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information of the Parent Company

Statements of Income and Comprehensive Income

(All amounts in thousands)

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(z)
General and administrative expenses	(21,171)	(17,749)	(33,411)	(4,778)
Other operating income	47,529	13	119,970	17,155
Income (loss) from operations	26,358	(17,736)	86,559	12,377
Interest expense	—	—	(15,805)	(2,260)
Interest income	—	—	329	47
Exchange gain	—	—	3,340	478
Income before income tax expense and equity income of subsidiaries and VIEs	26,358	(17,736)	74,423	10,642
Equity income of subsidiaries and VIEs	8,090,266	7,757,671	7,204,058	1,030,169
Income tax expenses	—	—	(35,991)	(5,147)
Net income attributable to Vipshop Holdings Limited’s shareholders	8,116,624	7,739,935	7,242,490	1,035,664
Other comprehensive (loss) income:
Foreign currency translation, net of tax of nil	(11,085)	37,081	35,578	5,088
Share of equity adjustments for other comprehensive income (loss) of an equity method investee	23,124	(148,886)	(52,510)	(7,509)
Comprehensive income attributable to Vipshop Holdings Limited’s shareholders	8,128,663	7,628,130	7,225,558	1,033,243

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information of the Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(z)
ASSETS
Cash and cash equivalents	411	2,086	298
Other receivables and prepayments, net	3,423	3,142	449
Investment in subsidiaries and VIEs	52,490,094	58,995,811	8,436,289
Amounts due from subsidiaries and VIEs	908,747	874,822	125,098
Total assets	53,402,675	59,875,861	8,562,134
LIABILITIES
Accrued expenses and other current liabilities	771	69,728	9,971
Amounts due to subsidiaries	13,433,091	17,402,764	2,488,564
Short-term loans	—	1,398,620	200,000
Total liabilities	13,433,862	18,871,112	2,698,535
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 100,640,510 and 94,482,014 shares issued, of which 86,982,144 and 80,208,937 shares were outstanding as of December 31, 2024 and 2025, respectively)	64	60	9
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	11	11	2
Treasury shares, at cost (13,028,013 and 14,273,077 Class A shares as of December 31, 2024 and 2025, respectively)	(7,042,759)	(7,876,965)	(1,126,391)
Additional paid-in capital	4,912,703	1,495,853	213,904
Retained earnings	42,906,188	48,591,829	6,948,539
Accumulated other comprehensive loss	(807,394)	(1,206,039)	(172,464)
Total shareholders’ equity	39,968,813	41,004,749	5,863,599
Total liabilities and shareholders’ equity	53,402,675	59,875,861	8,562,134

VIPSHOP HOLDINGS LIMITED

Schedule I—Condensed Financial Information of the Parent Company

Statements of Cash Flows

(All amounts in thousands)

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(z)
Cash flow from operating activities:
Net income	8,116,624	7,739,935	7,242,490	1,035,664
Adjustments to reconcile net income to net cash by operating activities:
Equity income of subsidiaries and VIEs	(8,090,266)	(7,757,671)	(7,204,058)	(1,030,169)
Dividend received from subsidiaries and VIEs	—	1,681,107	1,768,685	252,919
Changes in operating assets and liabilities:
Other receivables and prepayments, net	(3,374)	(50)	281	40
Accrued expenses and other current liabilities	(3,634)	(372)	48,289	6,905
Net cash provided by operating activities	19,350	1,662,949	1,855,687	265,359
Cash flows from investing activities:
Changes in amounts due from/to subsidiaries	5,086,910	3,887,078	3,455,393	494,115
Net cash provided by investing activities	5,086,910	3,887,078	3,455,393	494,115
Cash flows from financing activities:
Repurchase of ordinary shares	(5,106,944)	(3,865,781)	(4,940,778)	(706,522)
Proceeds from bank borrowings	—	—	1,426,080	203,927
Dividend distribution to shareholders	—	(1,684,721)	(1,795,384)	(256,736)
Proceeds from issuance of ordinary shares upon exercise of share options	—	—	623	89
Net cash used in financing activities	(5,106,944)	(5,550,502)	(5,309,459)	(759,242)
Effect of exchange rate changes on cash and cash equivalents	(36)	(18)	54	7
Net (decrease) increase in cash and cash equivalents	(720)	(493)	1,675	239
Cash and cash equivalents at beginning of the year	1,624	904	411	59
Cash and cash equivalents at end of the year	904	411	2,086	298

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

As of December 31, 2025, RMB16.65 billion of the restricted capital, reserves and net asset are not available for distribution or transfer respectively, and as such, the condensed financial information of Vipshop Holdings Limited (“Parent Company”) has been presented. Relevant PRC laws and regulations also restrict the subsidiaries in PRC, the VIEs and VIEs’ subsidiaries from transferring a portion of their net assets to the Parent Company in the form of loans and advances or cash dividends.

During the years ended December 31, 2023, 2024 and 2025, cash dividends amounted to nil, US$233.3 million and US$247.4 million were declared and paid by the Parent Company, respectively. On February 26, 2026, cash dividends amounted to US$3.10 per ordinary share, or US$0.62 per ADS were declared and expected to be paid in April, 2026.

As of December 31, 2025, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Parent Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

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